Form 20-F
period 2002-12-31
THOMSON MULTIMEDIA
filed 2003-05-30
CIK 1080259

As filed with the Securities and Exchange Commission on May 30, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 0-3003

THOMSON

(Exact name of Registrant as specified in its charter)

Not applicable	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

46, quai Alphonse Le Gallo

92100 Boulogne Billancourt

FRANCE

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which registered
Common Stock, nominal value € 3.75 per share, and American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock, nominal value € 3.75 per share:  280,613,508

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☒

2002 20-F

INTRODUCTION

In this Annual Report on Form 20-F, the terms the “Company”, the “Group”, “Thomson”, “we” and “our” mean THOMSON (formerly THOMSON multimedia S.A.) together with its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This Annual Report contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our intention to introduce new products; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Some of the factors that could cause actual results and events to differ materially from those expressed or implied in any forward-looking statements are:

•	economic conditions in countries in which our hardware devices and services are sold or patents licensed, particularly in the United States and Europe;

•	general economic trends, changes in raw materials and employee costs and political and social uncertainty in markets where we manufacture goods, purchase components and finished goods and license patents, particularly in Latin America and Asia;

•	increased competition in video technologies, components, systems and services and finished products and services sold to consumers and professionals in the entertainment and media industries;

•	Force majeure risks, especially related to our just-in-time inventory, supply, and distribution policy;

•	challenges inherent in our repositioning strategy, as detailed in “Item 4 A—History and Development of the Company”;

•	future business acquisitions, combinations or dispositions, and the success of certain partnerships and joint ventures that we may not control;

•	technological advancements in the entertainment and media industries;

•	change in future exchange rates, notably between the euro and the U.S. dollar, Japanese yen, Canadian dollar, Mexican peso and Polish zloty and the British Pound;

•	warranty claims, product recalls or litigation that exceed or are not covered by our available insurance coverage;

•	our failure to maintain over the long term contractual arrangements with our customers, or material adverse changes in the financial condition or creditworthiness of our key customers and clients;

•	capital and financial market conditions, prevailing interest rates and availability of financing; and

•	future possible impairment of certain assets.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” below. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under “Documents on Display”.

STATEMENTS REGARDING COMPETITIVE POSITION

This Annual Report contains statements regarding our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•	Understanding & Solutions for information on CD and DVD (Digital Media Solutions);

•	World Color Picture Tube Sales (“W.C.P.T.S.”) for information on tubes worldwide (Displays and Components);

•	Gesellschaft für Konsumer Markt- und Absatzforschung (“GfK”) for information on TV, VCR, DVD and audio in the “Europe 5” market which comprises France, Germany, the United Kingdom, Italy and Spain (Consumer Products); and

•	Institute for Market Research (“IMR”) for information on TV, VCR, DVD, audio and telephony in the Americas (Consumer Products); and

•	Kinetic Strategies and Cable Datacom News for information on cable modem (Consumer Products)

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published in the fourth quarter of 2002 or beginning 2003 . Statements concerning our Technicolor businesses are based on a combination of internal estimates and external sources published mid to late 2002.

REPORTING CURRENCY

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro. Effective January 1, 2001, our consolidated financial statements are presented using the euro as our reporting currency. Our consolidated financial statements for 2000, which were prepared in French francs, have been translated into euro using the legal rate of conversion between French francs and the euro which was fixed on December 31, 1998 at € 1.00 = FF 6.55957.

The selected financial data for 1998 were derived from our consolidated financial statements for this year and have been restated from French francs into euro using the official fixed exchange rate established at December 31, 1998. These selected financial data may not be comparable to those of other companies that are also reporting in euro if those companies restated their financial statements from a currency other than the French franc.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of € 1.00 = U.S.$1.1786, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on May 23, 2003.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A—Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements for the five-year period ended December 31, 2002. You should read the following selected consolidated financial data together with the section entitled Item 5: “Operating and Financial Review and Prospects” and our consolidated financial statements.

Figures for 1998 have been restated to take into the reclassification adopted in 1999 with respect to “net cash discounts” and general and administrative expenses.

Figures for 1999, 2000 and 2001 have been restated to take into account the reclassification in the income statement of costs incurred for certain sales incentive programs to resellers and end consumers in accordance with EITF 01-09. Those costs have been reclassified from Selling, general and administrative expense as a deduction of net sales for the following amounts: € 72 million, € 99 million and € 103 million for the years 1999, 2000 and 2001. 1998 figures have not been restated. This restatement only impacts the Consumer Products segment.

In 2002, Nextream, which was previously included in Digital Media Solutions, was managed within the Consumer Products segment. Previous years have been restated accordingly.

Our consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant aspects from U.S. GAAP. Notes 31 and 32 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us and reconcile our net income and shareholders’ equity. We also summarize these differences in Item 5: “Operating and Financial Review and Prospects”. We have provided below certain financial data prepared in accordance with U.S. GAAP.

	1998	1999	2000	2001	2002	2002
	€	€	€	€	€	(U.S.$)
	(in millions except share and per-share data)
Income Statement Data:
Net sales	5,629	6,618	8,995	10,391	10,187	12,006
Digital Media Solutions	—	184	62	1,758 (1)	2,686	3,166
Displays and Components	1,151	1,279	1,686	1,642	1,560	1,839
Consumer Products	4,405	4,868	6,849	6,542	5,444	6,415
Patents and Licensing	67	278	378	395	429	506
New Media Services	—	—	9	44	58	68
Corporate	6	9	11	10	10	12
Cost of sales	(4,366)	(5,065)	(6,915)	(8,116)	(7,761)	(9,147)
Gross margin	1,263	1,553	2,080	2,275	2,426	2,859
Selling, general and administrative expense	(835)	(897)	(1,183)	(1,271)	(1,334)	(1,572)
Research and development expense	(284)	(290)	(351)	(368)	(374)	(441)
Operating income	144	366	546	636	718	846
Digital Media Solutions	—	8	(10)	242	372	439

Displays and Components	216	216	262	111	84	99
Consumer Products	(15)	85	185	138	41	48
Patents and Licensing	47	218	319	338	387	456
New Media Services	(9)	(55)	(83)	(82)	(45)	(53)
Corporate(2)	(95)	(106)	(127)	(111)	(121)	(143)
Interest expense, net(3)	(54)	(41)	(10)	(29)	9	11
Other financial expense, Net(4)	(37)	(39)	(67)	(160)	(137)	(161)
Other income (expense), Net(5)	(27)	(6)	(81)	8	(96)	(113)
Income tax(6)	(8)	(50)	1	(139)	(56)	(66)
Net income before minority Interests	15	224	376	264	360	425
Minority interests	1	7	18	22	13	15
Net income	16	231	394	286	373	440
Basic net income per Share(7)	0.05	1.17	1.56	1.04	1.35	1.59
Diluted net income per Share(7)(8)	0.05	1.17	1.56	1.04	1.29	1.52
Weighted average number of shares basic outstanding	282,443,712	197,526,322	252,039,992	274,181,607	277,240,438	277,240,438
Dividend paid(9)	N/A	N/A	N/A	N/A	N/A	N/A
Approximate amounts in accordance with U.S. GAAP(10)
Operating income	69	169	284	204	465	548
Net income (loss)	(29)	148	136	191	351	414
Basic income (loss) per share(7)	(0.22)	0.77	0.54	0.72	1.26	1.49
Diluted income (loss) per share(7)(8)	(0.22)	0.76	0.54	0.69	1.21	1.43

(1)	Reflects primarily the acquisition in 2001 of Technicolor and certain other companies in the Digital Media Solutions division. For further information refer to Note 2 to our consolidated financial statements.
(2)	“Corporate” amounts consist principally of research carried out centrally by us and other corporate costs not allocated to our operating segments.
(3)	We used the € 610 million and part of the € 844 million net proceeds from our public equity offerings realized in November 1999 and October 2000 and concurrent capital increases to reduce our net debt. In addition, in October 2000 we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of € 812 million. In March 2002, we issued 14,814,815 convertible/exchangeable bonds for an aggregate amount of € 600 million (please refer to Note 21 to our consolidated financial statements). Includes as well € 25 million and € 29 million of interest on the promissory notes due to Carlton relating to the acquisition of Technicolor for the years 2001 and 2002 respectively (please refer to Note 23 to our consolidated financial statements). For further details on our net Interest expense/income, please refer to Note 5 to our consolidated financial statements.
(4)	Other financial expense, net, includes principally valuation allowances on investments carried at the lower of cost or market value, interest on pension plans and on other non-financial payables. For further details, please refer to Note 5 to our consolidated financial statements.
(5)	Other income (expense), net, is discussed further under Item 5: “Operating and Financial Review and Prospects”. For further details, please refer to Note 6 to our consolidated financial statements.
(6)	Our income tax expense through the end of 2000 was affected by the “tax indemnification agreement” with TSA (formerly—Thomson S.A.), as described in Item 5: “Operating and Financial Review and Prospects”. Pursuant to this agreement, TSA paid to us € 51 million in respect of the 1998 fiscal year, € 58 million in respect of the 1999 fiscal year, and € 82 million in respect of the 2000 fiscal year. This agreement expired at year-end 2000. Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French tax authorities dated November 6th, 2002, Thomson files a worldwide consolidated tax return. This tax agreement has been retroactively applied as of January 1, 2001 and will expire on December 31, 2005 unless renewed.
(7)	Net income (loss) per share for each year shown equals net income (loss) for that year divided by average number of shares outstanding for such year. As the number of shares outstanding has varied from year over year since 1998, the net income (loss) per share figure is not comparable on a year-to-year basis. The average number of shares in 2001 includes 15.5 million shares underlying the redeemable bonds subscribed by Carlton Communications Plc. which were redeemed for 15.5 million of our shares on March 16, 2002.
(8)	Please refer to Note 17 to our consolidated financial statements.
(9)	A dividend of € 0.225 per share was proposed by the Board of Directors on February 11, 2003 for the year ended December 31, 2002, and approved by the shareholders at the Shareholder’s annual meeting held on May 6, 2003.
(10)	Please refer to Item 5: “Operating and Financial Review and Prospects—Overview—Principal Differences between French GAAP and U.S. GAAP” and Notes 31 and 32 to our consolidated financial statements for further details.

	1998	1999	2000	2001	2002	2002
	€	€	€	€	€	(U.S.$)
		(in millions)
Balance Sheet Data:
Intangible assets, net(1)	67	168	196	1,696	2,183	2,573
Property, plant and equipment, net	994	1,090	1,122	1,536	1,622	1,912
Total investments and other non-current assets	79	245	314	417	218	257
Total fixed assets(5)	1,140	1,503	1,632	3,649	4,023	4,742
Inventories(5)	907	1,108	1,477	1,120	962	1,134
Other current assets(2)	1,323	1,952	2,420	3,489	3,266	3,849
Cash and cash equivalents(3)	268	402	1,772	1,532	1,463	1,725
Total assets	3,638	4,965	7,301	9,790	9,714	11,450
Reserves for retirement benefits(4)	527	590	633	709	705	831
Restructuring reserves(5)	152	156	179	183	127	150
Other reserves	235	225	277	246	216	225
Financial debt (short-term and long-term)(6)	777	361	1,143	1,131	1,694	1,997
Total current liabilities(7)	1,080	1,841	2,155	3,492	2,987	3,520
Minority interests	3	73	54	71	38	45
Shareholders’ equity(8)	864	1,719	2,860	3,958	3,947	4,652
Total liabilities, shareholders’ equity and minority interests	3,638	4,965	7,301	9,790	9,714	11,450
Approximate amounts in accordance with U.S. GAAP
Shareholders’ equity	1,144	2,794	3,411	3,399	3,859	4,548

(1)	Our intangible assets consist principally of goodwill, patents and trademarks, and software. In 2000, the goodwill related mainly to the ATLINKS acquisition (1999) and the Singingfish.com acquisition (2000). Our intangible assets at December 31, 2001 and 2002 included net goodwill relating mainly to our acquisition of Technicolor (€ 712 million at December 31, 2001 and € 535 million at December 31, 2002), our acquisition of the BTS business acquired from Philips Broadcast (€ 79 million at December 31, 2001 for a 66.67% interest at that date, and € 116 million at December 31, 2002 for a 100% interest at that date), the Technicolor trademark (€ 261 million at December 31, 2001, € 219 million at December 31, 2002).

At December 31, 2002, it includes also the estimated net goodwill related to the acquisition of Panasonic Disk Service Corporation (€ 272 million), Grass Valley (€ 93 million), VidFilm (€ 68 million), and the Thomson Broadband ADSL business (€ 61 million) as well as the customer relationships of Panasonic Disk Services Corporation (€ 85 million) and Screen-Vision Europe (€ 22 million) and a preliminary estimate of Grass Valley trademark (€ 43 million).

(2)

In connection with the application of EITF 01-09 for certain sales incentives programs to resellers and consumers, sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 235 million and € 221 million as of December 31, 2002 and 2001. Accruals related to sales incentives, which are deducted from sales are, since 2002, deducted from “trade receivables” instead of “other creditors an accrued liabilities” (prior years have not been restated). In addition, the accruals related to consideration given by a vendor to a customer are classified in deduction from trade accounts and notes receivable (€ 29 million). Prior years have not been restated (respectively € 38 million and € 50 million as of December 2001 and 2000 were recorded in “other creditors and accrued liabilities”). This restatement only concerns the Consumer Products segment. Please refer to Note 13 to our consolidated financial statements for further information.

(3)	In November 1999, we received net proceeds of € 610 millions from a global equity offering. In October 2000, we received net proceeds of € 844 million from a global equity offering. In addition, we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of € 812 million. In March 2002, we issued 14,814,815 convertible/exchangeable bonds (2002 OCEANE) due 2008 for an aggregate amount of € 600 million.
(4)	In 2002 the short-term portion of pension and post-retirement benefit, which was previously recorded in “other creditors and accrued liabilities” has been classified under the reserve. Prior years amounts have not been restated (€ 28 million in 2000 and € 16 million in 2001).
(5)	As of January 1, 2002 and according to the new French regulation 00-06 relating to the accounting for liabilities, all write-downs are reclassified against assets prior to disposals. The impact of this reclassification for year ended December 31, 2002 amounts to € 46 million. If applied to years ended December 31, 2001 and 2000, the restructuring reserve would have been decreased by € 46 million and € 28 million. Please refer to Notes 9, 12 and 19 for further information.
(6)	In late 1999, we raised € 610 million of new capital, which we used to repay debt that we owed to TSA (formerly Thomson S.A.) and its subsidiaries reducing our debt to these companies to € 9 million. In October 2000, we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of € 812 million. In March 2002, we issued 14,814,815 1% convertible/exchangeable bonds (“Obligations à options de conversion ou d’échange en actions nouvelles”) due 2008 for an aggregate amount of € 600 million (the “2002 OCEANE”). As of December 31, 2002 accrued interests have been classified as part of the financial debt caption. Accrued interest are broken down into (i) € 32 million for the premium due at maturity on the October 2000 convertible bond which is recorded as a financial expense over the bond duration and (ii) € 13 million of interest. For 2000 and 2001 accrued interests have not been restated and were recorded in “Other creditors and accrued liabilities” in the amount of € 13 million and € 27 million (of which € 8 million and € 14 million, respectively for the premium and € 5 million and € 13 million, respectively for interest). The increase of interest payable is due to the premium due at maturity on the October 2000 convertible bond which is accrued for in “financial interest” over the bond duration. Please refer to Note 21 to our consolidated financial statements for further information on our financial debt.
(7)

Includes in 2001 U.S.$600 million of promissory notes due to Carlton for the acquisition of Technicolor (€ 681 million at the December 31, 2001 closing rate), excluding accrued interest. At December 31, 2002, the amount of promissory notes due to Carlton is U.S.$ 450 million (€

430 million at December 31, 2002) excluding accrued interest. For more information, please refer to Note 23 to our consolidated financial statements.
(8)	In 2001 includes € 761 million non-transferable, non-interest bearing bonds owed to Carlton, which were redeemed for 15.5 million of our shares on March 16, 2002.

	1998	1999	2000	2001	2002	2002
	€	€	€	€	€	(U.S.$)
	(in millions)
Cash Flow Data:
Net cash provided by operating activities	236	435	410	1,005	1,104	1,301
Net cash used in investing activities	(237)	(366)	(398)	(1,173)	(1,716)	(2,022)
Net cash provided by (used in) financing activities	(86)	17	1,413	(34)	540	636
Net increase (decrease) in cash and cash equivalents	(63)	134	1,370	(240)	(69)	(81)

B—Exchange Rate Information

Our shares are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. In addition, as we intend to pay any cash dividends in euro, exchange rate fluctuations will affect the U.S. dollar amounts that owners of ADSs will receive on conversion of dividends. Furthermore, fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of our shares on Euronext Paris S.A.

The following table shows the U.S. dollar/euro exchange rate for the periods presented based on the Noon Buying Rate. Because the euro did not exist prior to January 1, 1999, it is not possible to present exchange rates between euro and U.S. dollar for earlier periods, and euro/U.S. dollar exchange rates for these periods converted from currencies other than the French franc will differ. Exchange rates for 1998 have been taken from exchange rates between the U.S. dollar and the French franc for those periods and translated to euro using the legal exchange rate of € 1.00 = FF 6.55957. We do not make any representations that French francs or euro could have been converted into dollars at the rates shown or at any other rate.

Month	Period End	Average Rate(1)	High	Low
	(U.S. dollar/euro)
May 1 – May 23, 2003	1.18	1.15	1.18	1.12
April 2003	1.12	1.09	1.12	1.06
March 2003	1.09	1.08	1.11	1.05
February 2003	1.08	1.08	1.09	1.07
January 2003	1.07	1.06	1.09	1.04
December 2002	1.05	1.02	1.05	0.99
November 2002	0.99	1.00	1.01	0.99

Source: Federal Reserve Bank of New York

(1)	The average of the Noon Buying Rates for euro on the business days of each month during the relevant period.

Year	Period End	Average Rate(1)	High	Low
	(U.S. dollar/euro)
2002	1.05	0.95	1.05	0.85
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.00	1.07	1.18	1.00
1998	0.86	0.90	0.95	0.82

Source: Federal Reserve Bank of New York

(1)	The average of the Noon Buying Rates for euro (or French francs translated into euro for 1998) on the last business day of each month during the relevant period.

The euro/U.S. dollar exchange rate for May 23, 2003 was € 1.00 = U.S. 1.1786 and is based on the Noon Buying Rate for such date.

C. Risk factors

This section describes some of the risks that could affect our businesses. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.

The risks below are not the only ones that we face—some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.

Economic and geopolitical conditions may adversely affect our results and financial condition.

General economic trends in the countries in which our products and services are sold, primarily in North America and Europe, can have a significant impact on prices and demand for such products and services.

Certain of our businesses have been negatively affected by the prolonged economic downturn that began in 2000 and has continued into 2003. This economic downturn has negatively affected consumer confidence and household spending, as well as business spending, and, if it continues could curb spending on products in various areas of the Thomson product portfolio. A continued or deepened recession or soft economic conditions could adversely affect the results and performance of the Thomson group.

Decreases in prices and demand in the markets in which we sell our products and services could result in further pressure on our profit margins, which could in turn adversely affect our financial results.

Prices for hardware devices and components for the consumer electronics industry are affected also by economic trends in the countries or regions in which these products are manufactured. An economic downturn in a producing region can lead to a decrease in local demand and, if the value of the local currency decreases, a decrease in the production costs of local producers. These factors could lead to intensified export competition to our primary and aggressive price-cutting by these producers. This could result in pressure on our profit margins.

In addition, we produce and purchase a large number of goods in emerging markets and are subject to risks inherent in these markets, including currency fluctuations, political and social uncertainty, exchange controls and expropriation of assets. These risks could disrupt our production in such countries and our ability to produce and procure goods for sale in our principal North American and European markets.

For more detailed discussions on our sales in our principal markets, refer to Item 5: “Operating and Financial Review and Prospects”, and for more information on our main production sites, refer to Item 4: “Information on the Company—Property, Plants and Equipment”.

We face strong competition in our consumer electronics activity. Competition may push prices to unprofitable levels, which could adversely affect our financial results.

Hardware devices and components for consumer electronics markets are subject to intense price competition, especially from Asia. Furthermore, due to technological innovation and ease of imitation, new products tend to become standardized rapidly, leading to intense competition and price declines. As a result of these factors, the hardware devices and components sold in the consumer electronics industry have experienced and continue to experience long-term price declines. In addition, the production of some of the components for televisions and other audiovisual products, such as tubes, may carry high fixed costs that do not vary with output levels. As a result, producers of such components must maintain a minimum sales volume to cover their fixed costs. When many producers resort to maintaining minimum sales volumes during periods of falling demand for these components, market prices tend to fall. Price-driven competition may result in reduction of profit margins and, in some cases, losses, in our Displays and Components and Consumer Products divisions. In order to protect our margins and improve our operating efficiency in the face of continuing price pressure, we have implemented a number of restructuring plans and expect that our restructuring efforts will continue.

Our just-in-time inventory, supply and distribution policy expose us to certain force majeure risks.

We purchase raw materials, semi-finished and finished goods from suppliers located in various countries, and we export products to various countries. We have also recently implemented a just-in-time inventory policy. As a result, our operations may be disrupted by external factors beyond our control, including acts of God (e.g., natural disasters, environment and health conditions or calamities), labor disputes or strikes (e.g., the U.S. West Coast port workers strike in 2002), civil disturbances, war, terrorism, or delay or failure in performance by our suppliers or transporters. Depending on the severity and duration of the disruption, our results of operations could be adversely affected.

We are implementing a repositioning strategy. This strategy may fail.

Since the second half of 2000, we have been implementing a strategy to occupy leading positions in the video chain, particularly within our Digital Media Solutions division, and to take advantage of the ongoing transition within the entertainment and media industries to digital technologies. While we expand the scope of our business in the professional entertainment and media industries, we reduce our emphasis on the retail consumer electronics activities.

The success of this strategy depends on a number of factors, some of which are largely outside our control, including the continued growth in demand for our video and digital products and services, the acceptance of our new products and services and expanded market presence by existing and new customers, the development of working relationships with new partners and the development of synergies among new and existing businesses. This strategy may encounter problems as we move into new business areas, and as new risks, some not yet known, related to dependence on new technologies or customers may develop and harm our future business prospects.

In retail consumer electronics activities, we are implementing a business model that aims to achieve greater scale and secure our industrial base and financial performances of this activity, through partnerships if appropriate. Potential difficulties inherent in this transition such as delays in implementation or unexpected costs or liabilities, as well as the risk of not realizing operating benefits or synergies from completed a potential partnership, may adversely affect our results.

Our acquisition strategy poses risks and uncertainties typical of such transactions. We also face risks relating to certain partnerships, joint ventures and subsidiaries that we do not control.

Our strategy depends in part on our ability to identify suitable acquisition targets, finance their acquisitions and obtain the required regulatory approvals. In addition, we will face risks associated with these acquisitions, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers. As a result of these acquisitions, we may also face an increase in our debt and interest expense. Potential difficulties inherent in mergers and acquisitions, such as delays in implementation or unexpected costs or liabilities, as well as the risk of not realizing operating benefits or synergies from completed transactions, may adversely affect our results.

In addition, some of our activities are, and will in the future be, conducted through entities that we do not entirely control or in which we have minority interest, like certain partnerships and joint ventures. Under the governing documents or agreements for certain of these entities, certain key matters such as the approval of business plans require the agreement of our partners, and in some cases, decisions regarding these matters may be made without our approval. There is also a risk of disagreement or deadlock among the stakeholders of jointly controlled entities and that decisions contrary to our interests will be made. These factors could affect our ability to pursue our stated strategies with respect to those entities or have a material adverse effect on our results or financial condition.

We are developing or producing a number of our new products and solutions in partnership with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or on a timely basis.

We complement our internal research and development or production activity by entering into co-development agreements and research programs with strategic partners or investors or by subcontracting certain activities to outside providers. These arrangements involve the commitment by each company of various resources, including technology, research and development as well as personnel. If these arrangements do not develop as expected, especially those that involve proprietary components and complementary technologies, if the products produced by companies working with us do not meet the required quality standards, or if the financial standing of our partners deteriorates, our ability to develop and produce these new products and solutions successfully and on schedule may be hampered.

Technological innovations can make older products less competitive. We could be at a competitive disadvantage if we are unable to develop or have access, either independently or through alliances, to new products and technologies in advance of our competitors.

The markets in which we operate are undergoing a rapid technological evolution resulting from the increasing use of digital technology and an increasing overlap among television, telecommunications and personal computers. Technological advances and new product introductions may render obsolete or significantly reduce the value of previously existing technologies, products and inventories. This could have a significant adverse effect on our ability to sell these products and to make a profit from these sales. For example, the emergence of digital technology has had this effect on many products using older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents. Also, within the physical digital formats, any technological shift could have an adverse effect on our ability to produce and sell such products, like DVD disks, and to make a profit from these sales.

We expect that the development of digitalization and the convergence of television, telecommunications and personal computers will increase the pace and importance of technological advancement in our industry. As a result, we are investing large sums in the development and marketing of new products and services. These investments might be made in unproven technologies or for products with no proven markets and may therefore yield limited returns.

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Most of our sales are in U.S. dollars and in euros; however, a large portion of our expenses are denominated in Japanese yen, Mexican peso and Polish zloty, in particular those of our significant production facilities in Asia, Mexico and Poland. Ongoing plant relocation initiatives are likely to continue to increase the proportion of expenses incurred in emerging market currencies. While most emerging market currencies have been in decline in the recent past and have thus allowed us to reduce our manufacturing and procurement costs, an unhedged increase in the value of these currencies would increase these costs. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates, we cannot assure you that we will be able to manage effectively these risks. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Item 11: “Quantitative and Qualitative Disclosures about Market Risks”.

Product defects resulting in a large-scale product recall or successful product liability claims against us could result in significant costs or negatively impact our reputation and could adversely affect our business results and financial condition.

We are sometimes exposed to warranty and product liability claims in cases of product performance issue. There can be no assurance that we will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on our reputation and, consequently, our sales. We generally maintain insurance against many product liability risks and record warranty provisions in our accounts based on historical defect rates, but there can be no assurance that this coverage and these warranty provisions will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us. A successful claim that exceeds our available insurance coverage or a product recall could have a material adverse impact on our financial condition and results of operations.

As our products and solutions include complex technologies involving patented and other proprietary technologies, we face a risk of claims that we have infringed third parties’ intellectual property rights. There is also a risk that our intellectual property rights may be challenged or infringed.

Our products and solutions include complex technology involving patented and other proprietary technologies. As the number of entrants in the market grows and the complexity of the technology and the overlap of product functionalities increase, the possibility of an inadvertent infringement and related intellectual property claim against us increases. Moreover, we or our customers may face claims of infringement in connection with our customers’ use of our products and solutions. Any such claims, regardless of merit, could result in costly litigation and the payment of damages and other compensation, divert the attention of our personnel, cause product shipment delays or require us to develop non-infringing technology or to enter into royalty or licensing agreements.

The performance of several of our businesses is dependant in large part on the long-term maintenance of certain contractual arrangements and relationships. Our financial results may suffer if we are unable to renew these contracts when they expire or if we are only able to renew them under significantly less favorable terms, if these relationships terminate or if certain of our customers face financial difficulties.

The net sales of certain of our business activities, particularly those in our Digital Media Solutions and Patents and Licensing divisions, depend on contracts that may have a duration of several years or are expected to be renewed at their expiration. These contractual relationships are with a relatively limited number of customers. For example, the performance of Technicolor, the largest contributor to the net sales of our Digital Media Solutions division, currently has a concentrated customer base that accounts for a substantial portion of the division’s net sales. We generally negotiate exclusive, long-term contracts, with these customers. Similarly, the licensing agreements that generate our Patents and Licensing division’s net sales, which typically have a duration of five years, are negotiated with a relatively limited number of licensees. Although most of our major client relationships comprise multiple contractual arrangements of varying terms, in any given year, certain contracts come up for renewal. If several major contracts were to come up for renewal at the same time, and we were unable to renew them under similar or more favorable terms, or if our relationship with several of these customers suffered or ended, our financial results could suffer.

In addition, in Digital Media Solutions and Patents and Licensing, as well as throughout our other businesses, we provide products and services to third parties that may have been or may be adversely affected by recent economic and financial conditions, or whose financial condition and results may otherwise suffer, or that may decide to discontinue the commercial arrangements they have with us, introducing a risk of loss (cash collection) or underperformance for the Group.

Further, a substantial portion of the distribution of our consumer electronics is effected through a small number of major retailers with whom we have had long-term relationships. The results of our consumer electronics segment are therefore vulnerable to weakness in the retail sector, and any financial difficulties encountered by these major retailers. If any of these retailers suffered financial difficulties or terminated its operations, or if we were otherwise not able to maintain our relationship with it, the terms of retail distribution of our consumer electronics products or our retail distribution capacity could be adversely affected, and our operations and results could suffer.

Our success depends upon recruiting and retaining key personnel.

Our products, services and technologies are complex, and our future growth and success depend to a significant extent on the skills of capable engineers and other key personnel. Continued re-training of currently competent personnel is also necessary to maintain a superior level of innovation and technological advance. The ability to recruit, retain and develop quality staff is a critical success factor for us.

Our major shareholders retain significant voting rights and representation on our Board of Directors, giving them the ability to influence our affairs.

TSA, Carlton Communications Plc., and Microsoft have significant shareholdings in Thomson. Furthermore, following the industrial partnerships developed with leaders in related industries in order to strengthen our position in different markets, we have worked on several business initiatives with industrial partners. Certain of these shareholders and industrial partners are represented on our Board of Directors (refer to item 6: “Directors, Senior Management and Employees). While none of these shareholders or partners individually has the ability to control our affairs, each may have some ability to influence our decision making and to directly impact the projects that such shareholder may be implementing jointly with us. For more detailed information on our shareholders, refer to Item 7: “Major Shareholders and Related Party Transactions”.

Our share price has been volatile in recent years and is exposed to the fluctuations in the equity capital markets.

The stock market in recent years has experienced extreme price and volume fluctuations which have particularly affected the market prices of technology companies. Volatility in our share price has also been significant during this period. This volatility can result in losses for investors in a relatively short period of time.

ITEM 4—INFORMATION ON THE COMPANY

A—History and Development of the Company

Company Profile

Legal and Commercial name:	THOMSON
Registered office address:	THOMSON
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt France
Tel.: 33 (0) 1 41 86 50 00
Fax: 33 (0) 1 41 86 58 59
E-mail:webmaster@thomson.net

Domicile, legal form and applicable legislation: Thomson is a French corporation (société anonyme) with a Board of Directors, governed by Title II of the French Commercial Code pertaining to corporations and by all laws and regulations pertaining to corporations.

Date of incorporation and length of life of the Company: Thomson was formed on August 24, 1985. It was registered on November 7, 1985 for a term of 99 years, expiring on November 6, 2084.

Fiscal year: January 1 to December 31.

We provide a wide range of technologies, systems, finished products and services, with a particular focus on video, to consumers and professionals in the entertainment and media industries. In recent years we have expanded beyond our traditional consumer electronics activities to reposition ourselves as a solutions provider present on each link of the video chain. In fiscal year 2002, we generated net sales of € 10.2 billion. At December 31, 2002, we had approximately 65,000 employees in more than thirty countries.

The Video Chain

The video chain covers the space over which video images are developed, distributed and accessed and across which the players in the entertainment and media industries interact. We rely upon our technological expertise, the breadth of our hardware and service offerings, the reputation and position of our brands and our network of leading partners to serve the needs of customers at each of the three key links in the video chain:

•

content development, the first link and entry point in the video chain, comprises products and services that enable the capture, creation, post-production, preparation and management of multimedia content consisting of video images and associated sound and data. Customers are primarily film studios and other content creators as well as broadcasters. Their needs range from film colorization and digital post-production services, to digital broadcast equipment and systems integration.

•	content distribution, the middle link in the chain, involves products and services that together enable content to be transmitted from the creator to the end-consumer for use typically in the movie theater or in the home. Key customers include film studios, software and game publishers, network operators and exhibitors. These customers have needs that encompass the processing, packaging, and distribution of analog and digital content in both physical and electronic media formats via physical distribution channels or electronic distribution networks.

•	content access, the final link of the video chain, consists of products and services that allow consumers to access, view and interact with content and that provide a means for content creators and advertisers to reach these consumers using a variety of media formats and devices. The content access link includes consumer electronics and other devices that directly receive, store and display media content along with critical components that enable specific video-related functionality within these devices. Key customers are electronics manufacturers, advertisers, retailers of consumer electronics and end consumers.

Underlying the video chain is a group of coherent technologies (such as compression, encoding or interface technologies) which allow players in the entertainment and media industries to interact within and among the various links in the video chain.

The entertainment and media industries are experiencing transformations due to the transition from analog to digital technologies, and in addition, the development of broadband penetration. Since the mid-1990s, far-reaching technological changes, driven in large part by the emergence of digital technologies along with the increased convergence of consumer electronics, telecommunications and information technologies, have led to new products and forms of content delivery. The transition to digital technology is proceeding at different speeds and has reached various stages of progress for participants within each video industry segment. We believe that this trend will continue over the medium and long term and that analog and digital content delivery, storage and access technologies will co-exist for several years. The length of the transition will depend, among other factors, upon the pace of technological development, deployment of infrastructure, introduction of finished products and acceptance by players in the entertainment and media industries and of course consumers.

Our Strategy

Our strategy is to occupy leading positions within each of the links in the video chain. We implement this strategy by supplying products, equipment and services that enable video content to flow from one end of the chain to the other. We strive to provide our clients with the range of products and services that enable them to transition to digital technology at their own pace and in line with the needs of their particular markets. We believe that our presence throughout the video chain allows us to improve our understanding of the varying needs of our diverse customer base and enables us to develop and share technologies both within and among our business divisions. It also provides us close contact with consumers on the one hand, which helps us to assess their needs and preferences, and with content producers and distributors on the other hand, improving our ability to anticipate future developments. As a result, we are able to develop new solutions for participants in the video chain, and propose a more integrated product and services offering.

We believe that as a result of our strategy we will expand and diversify our scope of business within the professional and higher growth markets of the entertainment and media industries while reducing our emphasis on lower growth retail consumer electronics activities. We also believe our presence throughout the video chain and our focus on higher value-added segments will allow us to increase the stability of our revenues and to improve operating income by diversifying our customer base within the video chain as well as allowing us to play a greater role in the development of products and technology standards that are driving the digital transition.

Since 2001, Thomson has undertaken effective expansion of its business with content owners. The acquisition of Technicolor and the selective bolt-on acquisitions within Digital Media Solutions division allow the Group to provide the film and media industry with leading services in content preparation and distribution. We have adapted our costs to the volatile and frequently severe market conditions in the finished consumer electronics market. Our operational success has been built on a combination of centralized programs, such as sourcing, and the decentralized management of day-to-day operations. The result has been growth in operating income and operating cash flow.

Our main objectives for the coming years are:

-	organic growth in the key areas of content preparation and distribution, broadband products and services, licensing and consumer essentials and services;

-	achieving greater scale and a secure industrial base in consumer finished goods through partnerships if appropriate ;

-	reviewing our business plan in our Displays and Components activities in the face of the fast-growing Chinese domestic tubes market serving both the domestic and export markets for finished television sets and the shortening life cycles and commoditization in modules; and

-	to stress customer focus in all our activities.

In addition to relying upon organic growth, our strategy contemplates selective acquisitions to strengthen our position along the video chain and acquire key technology and customer relationships in Content and Network Activities (discussed below), Patents and Licensing and to achieve scale and location in Displays and Components.

Our Group

In order effectively to pursue our strategy and to serve our wide customer base, we built operating divisions that cover the entire video chain and address our principal customer categories: media/entertainment groups, manufacturers and technology groups and retailers and consumers. Until December 31, 2002, the Group comprised five operating divisions:

•	Digital Media Solutions, which was created in 2001 and recorded consolidated net sales of € 2.7 billion for the year ended December 31, 2002, positions us along the content development and content distribution links of the video chain through the delivery of products and solutions for professionals in the entertainment and media industries (mainly film studios and television production companies). Through this division’s activities, we believe we are the world leader in content preparation and distribution services to the film and media industry. We also believe that we are the second-largest supplier of broadcast equipment. Professional products and services are sold under the Technicolor® and Grass Valley® trademarks.

•	Displays and Components, which generated € 2.2 billion in total sales in 2002 (including intra-segment sales, consolidated net sales amounted to € 1.6 billion in 2002), covers the content access link of the video chain and provides key components, which are sold both internally and to original equipment manufacturers (“OEMs”), for products in the electronics industry. In 2002 these components included displays for television sets, digital optical components for DVD players and game consoles and the development of integrated circuits. Through this division, we are the world’s second-largest producer of large and very large size television picture tubes based on volume and are also a leader in optical components.

•	Consumer Products, which recorded consolidated net sales of € 5.4 billion in 2002, also covers the content access link of the video chain and provides traditional consumer electronics products such as television sets, DVD and VCR players, audio systems and residential telephones to retailers and the end-customers. Thomson markets these products primarily under two key brands: RCA® in the United States and THOMSON® in Europe. This division also develops and markets broadband access products such as digital set-top boxes, cable modems and DSL modems for network operators.

•	Patents and Licensing, which recorded consolidated net sales of € 429 million in 2002, underlies and supports all three key links in the video chain. Through this division, we manage a major portfolio of patents relating principally to video technologies, which we license to other manufacturers and technology groups.

•	New Media Services, which recorded consolidated net sales of € 58 million in 2002, is positioned along both the content distribution and content access links of the video chain. This division developed technologies and solutions that enabled interactivity for a wide range of customers including media groups, advertisers and consumers.

To further stress our customer focus and simplify the Group’s structure, Thomson reorganized its business units along the following customer lines starting January 1, 2003:

•	Content and Network activities (39% of 2002 Group net sales)—comprising the video content preparation and distribution activities under the Technicolor® trademark and Screen-Advertising businesses (ScreenVision), and the Broadcast equipment and services and Broadband access products businesses;

•	Consumer Products (42% of 2002 Group net sales)—comprising Television and Home Audio/Video products and Accessories, retail services and personal audio/video and telephony products;

•	Components (15% of 2002 Group net sales)—comprising the same activities as the former Displays and Components division;

•	Licensing (4% of Group net sales) comprising the same activities as the former Patents and Licensing division.

The operations of the former New Media Services division will be absorbed by Consumer Products activities (principally guide-related activities) and Content and Network activities (principally the screen-advertising activity).

The activities of our historical divisions are described in detail below in “—Business Overview”. For information on geographic breakdown of revenues by division, refer to Item 5: “Operating and Financial Review and Prospects—Overview”.

Historical Background

In 1997, Thomson’s activities were focused on the manufacturing and assembling of key components and consumer products, which represented 98% of our net sales. Following the arrival in 1997 of a new management team in the context of a significant deterioration in our results of operations and financial condition in the early and mid-1990s, we benefited from a recapitalization by the French State, through TSA (previously Thomson S.A.), and launched several restructuring and reengineering initiatives which enabled the restoration of profitable business operations. In the second half of 2000, we developed our repositioning strategy by expanding our business and customer base beyond the traditional consumer electronics market to include new segments of the video industry. We have made several acquisitions, including Technicolor, Philips’ professional broadcast business and Grass Valley business, to accelerate this strategic repositioning and to take advantage of the industry’s transition to digital technologies. Thomson’s current situation is the result of our repositioning strategy along the video chain.

Our restructuring and repositioning strategy has been accompanied and facilitated by a significant shift in our equity structure. Five years ago, Thomson (previously THOMSON multimedia) was wholly owned by TSA, which in turn is wholly owned by the French State. Following a series of changes in our share capital in the period 1998-2002, on February 28, 2003, to the best of our knowledge, our share capital was held as follows: (i) TSA owned 20.81%, (ii) Carlton Communications Plc owned 5.52%, (iii) Microsoft owned 3.41%, (iv) NEC owned 1.07%, (v) the public owned 63.89%, (vi) our employees owned 4.10%, and (vii) 1.20% were held by us as treasury shares. For more details on our share capital, please refer to Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital”.

We changed our name from THOMSON multimedia to Thomson, pursuant to a resolution approved at our extraordinary Shareholders’ meeting held on October 8, 2002.

B—Business Overview

The table below sets forth the consolidated net sales of each division in 2000, 2001 and 2002. These consolidated figures exclude eliminations, notably those sales by our Displays and Components division to our Consumer Products division.

	2000	% of total	2001	% of total	2002	% of total
	(€ in millions)
Digital Media Solutions	62	0.7%	1,758	16.9%	2,686	26.4%
Displays and Components	1,686	18.7%	1,642	15.8%	1,560	15.3%
Consumer Products	6,849	76.2%	6,542	63%	5,444	53.4%
Patents and Licensing	378	4.2%	395	3.8%	429	4.2%
New Media Services	9	0.1%	44	0.4%	58	0.6%
Other	11	0.1%	10	0.1%	10	0.1%
Total	8,995	100%	10,391	100%	10,187	100%

Digital Media Solutions

Digital Media Solutions (DMS) generated consolidated net sales in 2002 of € 2.686 billion (26.4% of consolidated net sales) up from € 1.758 billion in 2001 (16.9% of consolidated net sales), an increase of 53%. Operating income for the division in 2002 was € 372 million, up from € 242 million in 2001. At December 31, 2002, DMS had 15,112 full time employees.

DMS was formed in 2001 to address the needs of content owners and retailers and represents Thomson’s entry point to the front end of the video value chain content development and content distribution. Through established and developing relationships with a wide range of customers from local independent film production companies, through network operators and Hollywood Studios, to vertically integrated global entertainment groups, DMS offers these customers a full and continually evolving range of integrated products and service solutions that help them create and monetize their content while, at all times, maintaining control over the distribution process.

DMS offers content preparation services: post-production activities, including colorization services, subtitling, editing and creation of final masters for theatrical film release, VHS and DVD in both analog and digital format; storage, including compression, archives, indexing; media asset management, including streaming, indexing and searching tools and transfer/assembly of shots in films; and asset right management, including zoning and security.

DMS is also the worldwide leader in film, VHS and DVD replication activities.

DMS provides network operators with equipment and services such as cameras, film imaging and signal processing equipment, encoders/decoders, broadcast servers, and routers.

DMS’ strategy focuses on developing its global service offering to the media player industry, providing them with the integrated solutions they currently need and while, at the same time, developing new technology, products and services to support its customers through the digital transition. This strategy is enabled by DMS’ long established knowledge of, and position in, the industry coupled with its ability to leverage Thomson’s extensive research and innovation capabilities. We believe that very few, if any, competitors to DMS offer this breadth of products and services on a global scale.

DMS operates in the growing worldwide market for the creation and distribution of entertainment content. DMS’s strategy aims to exceed that growth by extending the range and depth of its product and service offerings to its existing customers, and by developing relationships with new customers. In pursuit of this strategy, DMS made significant but selective investments during 2002. The acquisition in March 2002 of Grass Valley Group and in June 2002 of Panasonic Disc Services consolidated our position in the professional broadcast equipment and optical disc (DVD and CD) replication markets, respectively. In the first half of 2002 we also completed a number of smaller acquisitions also focused on strengthening specific service capabilities and our geographical presence: post- production, and DVD compression and authoring services in North America (VidFilm and Still in Motion), VHS and optical disc replication in Australia (Southern Star Duplitek), distribution services in Canada (Victoria Films) and postproduction services in Europe and Asia (VidFilm).

• Content businesses—Technicolor®

In March 2001, we completed our acquisition of the Technicolor businesses and assets from Carlton Communications Plc. (a United Kingdom public company). Technicolor, the largest contributor to DMS consolidated net sales, is a world leader in content preparation and distribution services to the entertainment industry. It provides products and services from its key operating locations across North America, Europe and Australia. These operations are focused on key service areas: Creative Services, Film Services and Home Entertainment Services, each described further below. Technicolor’s leadership position is based on a combination of access to new technology, technical excellence, economies of scale, an integrated and secure service offering to its customers and an organization-wide focus on quality and customer service.

Key customers in 2002 included major film studios such as Disney, Warner Brothers and DreamWorks, software and games manufacturers such as Microsoft and Electronic Arts and television broadcasters such as ABC. 2002 has been a successful year for extending this customer base. With the acquisition of Panasonic Disc Services in June 2002, optical disc replication relationships with Universal Studios and Paramount were added. In addition, Universal’s worldwide film processing and Paramount’s European VHS duplication business also has been won, with work transitioning during the first half of 2003. Relationships with most of these major customers are covered by exclusive long-term contracts (usually 3 to 5 years), which typically cover volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements which include a fixed duration, a type of service and rights to a particular geographical zone. Some contracts involve us making advance payments at the commencement for such contracts.

Through Creative Services, Technicolor offers a comprehensive set of content creation and management services to both theatrical (cinema) and television production customers. Technicolor currently provides services in both analog and digital formats and the ability to easily transition back and forth between them. This supports the content creators’ need, and desire, to work in both environments at the same time: for example, transferring content shot on film into digital form for editing or pulling together content shot in film with that shot, or created, in digital into one master. The range of services provided includes processing of daily rushes during filming, negative assembly, colorization services, editing and the creation of final masters including those used for theatrical film release, VHS and DVD replication, broadcast television (covering all global standards such as NTSC, PAL and High Definition). The Creative Services market is highly fragmented with significant elements, particularly post-production still being handled internally by major studios. The market is, however, now beginning to consolidate with increasing proportions of work being outsourced by the studios to suppliers who can meet their technical and service requirements. Technicolor believes that it now has 10% of the market and has significantly enlarged its global service offering and expertise to benefit from the post-production market growth. With the transition of the creative process to digital, the secure management of digital media assets is becoming increasingly important. During 2002 Technicolor has advanced two key initiatives: digital media asset management and the development of a global digital network. Technicolor has developed digital media asset management solutions allowing the storage, management and retrieval of content for easy distribution to multiple distribution channels. Pilot programs continue and commercial roll out is expected to begin during 2003. The concept of a global digital network to allow rapid and secure movement of content, particularly during the time critical production phase, is being piloted with key customers.

After the creative process is complete, Technicolor’s Film Services offer bulk-printing services for the release of a film to cinemas. A major studio release today can require in excess of 5,000 copies of a film to be printed and delivered to cinemas for simultaneous release. In a growing number of cases releases are happening simultaneously worldwide. This requires significant scale and efficiency and the ability to coordinate with the creative processes to address local issues such as multiple language versions. Through four main facilities in North America and Europe, Technicolor processed around 3.5 billion feet of film in 2002. The new film processing facility just outside Montreal, Canada is fully operational and will handle in excess of 50% of our North American requirements. Technicolor also provides logistics support in North America, delivering prints and studio marketing materials to cinemas. Opportunities to expand these logistics service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content will be pursued during 2003. We believe that Technicolor holds a 36% market share, based on footage of film sold, of the U.S. and European film processing market. Our main competitor in this business is Deluxe.

Through its Home Entertainment services, Technicolor manufactures and distributes VHS cassettes, DVD video and games and CD’s via 23 locations across North America, Europe and Australia. Technicolor provides a turnkey integrated service for video and games content producers that spans mastering, manufacturing, packaging, distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. During 2002, a European distribution service was launched based in Holland and serving the northern European market. We are planning to extend this service during 2003.

Following the acquisitions made in the first-half of 2002, a major reorganization of Technicolor’s operations was initiated focusing on lowering costs and improving efficiency and customer service levels. Optical disc replication has been expanded in low-cost production facilities in Guadalajara, Mexico and Piaseczno, Poland. U.S. packaging and distribution is being consolidated in expanded facilities in Memphis, Tennessee. VHS duplication in Holland has been relocated to existing facilities in London, United Kingdom and Milan, Italy. This reorganization is expected to be substantially complete during 2003. Overall, at December 2002 Technicolor had annual capacity to produce 850 million DVD’s and 810 million VHS cassettes supported by 4.8 million square feet of dedicated distribution space.

The packaged media industry continues to grow steadily, most recently fueled by consumer demand for DVD video as well as games. Following the integration of Panasonic Disc Services, Technicolor is, we believe, the largest independent VHS and DVD replicator in the world with an estimated 35-40% U.S. and 30-35% European VHS market share and a 35-40% U.S. and 20-25% European DVD market share. Main competitors in VHS are Deluxe and Cinram and in DVD, competitors include Sony DADC, Sonopress, Deluxe/Ritek, Infodisc and Cinram.

Technicolor continues to support and guide its customers through the digital transition. Based on Technicolor’s current and targeted customer base, we believe this offers substantial growth opportunities, in particular in the areas of DVD, digital cinema, digital post-production, digital media asset management services in both its existing (principally the United Stated and Europe) and new geographical markets. Operational and technological synergies exist between Technicolor and Thomson’s other units for the next generation of technologies for content distribution, including copy protection, digital rights management, media asset management and networking technologies.

• Broadcast & Media Solutions—Grass Valley®

Broadcast & Media Solutions provides digital broadcasting products, equipment and services to the professional broadcast and post-production industry throughout the world. Its products include cameras for outside broadcast and studio use, content management products for TV studios and mobile broadcast vehicles, film imaging and signal processing equipment for broadcasters and post-production operations, and management and delivery systems.

The acquisition of Philips’ professional broadcast businesses, effective January 1, 2001, extended our existing professional broadcast business and gave us a leading position in the European market. The acquisition in March 2002 of Grass Valley Group further complemented our product offering, particularly in digital servers, and also provided a leading position in the important U.S. broadcast market.

During 2002, we initiated a major integration and restructuring plan aimed at rationalizing research and development capabilities, manufacturing and supply chain infrastructure and sales and administrative support functions worldwide.

Broadcast & Media Solutions aims to exploit a number of growth opportunities, in particular the migration by the broadcast industry from analog to digital networked technology. At the same time, broadcasters worldwide are increasingly shifting to server-based network architectures driven by their need to improve efficiency and processes and lower operating costs. This drive to efficiency is also creating opportunities to develop maintenance, service and support capabilities, functions increasingly being outsourced by our customers. Finally, we expect the migration to High Definition television in the United States is expected to create growth opportunities for most of our products.

Broadcast & Media Solutions now operates in more than twenty-two countries. We believe it is the leading supplier worldwide of broadcast servers, switchers, routers and of film imaging equipment used in post-production. We also believe we hold the number two position worldwide in cameras giving us, in value terms, an overall worldwide market share of around 30% at the end of 2002. Our main competitors are Sony and Panasonic.

Displays and Components

Displays and Components generated full year total net sales of € 2.224 billion in 2002 before elimination of which € 1.560 billion were sales to outside the Group (consolidated net sales), while the remaining € 664 million were internal sales to our Consumer Products Division. This division’s consolidated net sales represented 15.3% of our Group’s 2002 net sales. Operating income for the division was € 84 million. At December 31, 2002, the division had 25,889 employees and operated 13 industrial facilities.

Our Displays and Components division produces television tubes, optical and other components used in the manufacture of various consumer electronics, and also develops integrated circuits. In 2002, we were second worldwide in large and very large size TV picture tubes based on volume. We also held a leading position in optical components.

Our strategy in Displays and Components is to focus our core skills on a limited number of key hardware and software components for consumer electronics devices, to strengthen our presence in digital video technologies and capture a larger value market share of the consumer electronics finished product market. In addition, we intend to continue to optimize our cost profile by locating production in low cost countries. We are reviewing our business plan in our Displays and Components activities in the face of the fast-growing Chinese domestic tubes market serving both the domestic and export markets for finished television sets and the shortening life cycles and commoditization in modules.

• Television Tubes

We are one of the world’s leading suppliers of television cathode tubes, producing 14.8 million color picture television tubes in 2002. We hold the number two position in the worldwide large and very large size tube market based on volume. Our television tubes business is highly vertically integrated, as we produce most of the important components that go into a finished picture tube. We produce 69% of our requirements for glass panels and funnels and nearly all of our requirements for electron guns and deflection yokes. Glass can account for up to half of the cost of a tube and is an important quality factor, particularly for larger displays. This vertical integration in glass allows us to keep our technological expertise and control the production of the higher value-added parts of the tubes and the overall quality of our finished products.

Since 1999, we have focused on producing higher-end large and very large tube sizes (greater than approximately 22 inches) and expect to benefit from the expanding market for digital and large format television sets. Internal estimates show that large and very large tubes, which are the highest margin and fastest growing part of the tube market, accounted for approximately two-thirds in value of the total tube market and 74% of our overall tube unit production in 2002. We estimate that at the end of 2002 we held approximately 17% of the value of the large and very large size tube market, in which we complete with several other large manufacturers.

In 2002, the global market for television tubes experienced a small increase in demand, driven by larger tubes sizes and demand for true flat products. The market for curved tubes declined. Growth was stronger in Asia (particularly in China). Overcapacity remains in the North American market, despite market rationalization since 2001, essentially because of the imports of television sets from countries with low manufacturing costs. We will continue as in previous years to adapt our North American capacity to demand. In January 2003, for example, we put one North American tube line into lay-off.

In 2002, the industry continued to consolidate in response to this situation, in particular through the merger of the tube businesses of Matsushita and Toshiba. We participated in the industry consolidation through the acquisition of a very large size tube production line in the United States from Hitachi. This line has been relocated to our production facilities in China to supply the growing Chinese market. In addition to this acquisition, we continued to increase our presence in low cost countries and reinforce our position in the growing segments of the markets.

In North America, we completed the ramp up of our large and very large size tubes production plant in Mexicali, Mexico. In 2002, Mexicali produced 810 000 tubes, 91% of which were very large size tubes. Following the closure of our facility in Scranton, Pennsylvania, we transferred a line for the production of large size tubes to our Mexicali plant. This line will be operational in the first half of 2003. We also maintained our strong focus on capacity management and cost control in North America.

In China, we successfully completed the ramp-up of our large size tube line and prepared the installation of the production line acquired from Hitachi, which will begin production during the second half of 2003.

In 2002, we also launched our second generation of true flat products and we are planning to introduce as many as 6 new true flat products in 2003 in order to expand our presence in this fastest growing segment of the tube market.

• Other Displays

We pursue our research and development efforts in cathode ray tubes technologies, but also in new displays technologies such as plasma, rear-projection and notably technologies related to OLEDs (Organo Luminescent Emitting Diodes), a technology with a considerable performance and manufacturing cost potential.

• Digital Optical Components

We produce optical modules and pick-ups that interpret and transmit data encoded in DVDs, and CDs. In 2002, we held a significant market share in such optical modules. We also supplied drives for Microsoft’s game console, mainly in the first half of 2002.

The market for optical components remained very competitive in 2002 with price decreases on our main products averaging more than 15%, consistent with experience in recent years. Demand for optical modules continued to grow at high rates in CD Audio, Discman and DVD products, although overall lower than in 2001. To enhance further our competitiveness in this market we launched a significant cost cutting program in our Chinese operation. In parallel we increased our research and development efforts in new product generations, in particular slim DVD optical modules

• Other Components

We also produce television and VCR components both for our Consumer Products needs and for sale to OEMs. These components include tuners and remote control systems.

We continue to pursue the development of digital components which enable advanced features such as recording, search and interactivity within consumer video electronics products, including set-top boxes, personal video recorders, DVD players and television sets.

• Integrated Circuits

We have an in-house integrated circuit design team, which designs many of the essential integrated circuit components used in our products, from professional to consumer equipment, generally in partnership with selected semi-conductor vendors and foundries. Integrated circuits are a key component of digital products. Our integrated circuit design team employs approximately 100 engineers with specialized skills in digital, analog, mixed digital-analog, and radio frequency signal processing. We operate out of four facilities located in Indianapolis (U.S.), Rennes (France), Villingen (Germany) and Edegem (Belgium). In 2002, we have started building a skill base in Bangalore (India), where we intend to develop subcontracting activities in IC design. This team co-develops, with companies like STMicroelectronics, the new specific integrated circuits required in many of our products.

In January 2001 we extended our co-development agreement with STMicroelectronics for an additional five years, with an emphasis on chip designs for digital consumer electronics, including digital televisions, digital set-top boxes and DVD players. We derive value from this agreement by sharing in the revenues resulting from the sale of integrated circuits containing patented technologies jointly developed. In addition, we continue to develop our in-house competencies and have reinforced our support for the integrated circuit components production through a fabless business model, which will combine our offering to network operators.

Consumer Products

In 2002, the Consumer Products division generated € 5,444 million in consolidated net sales, or 53.4% of our net sales, and € 41 million in operating income. At December 31, 2002, this division employed 22,851 employees.

Through our Consumer Products division, we market two categories of products: retail consumer electronics (including television sets, DVD players, VCRs, accessories, home and personal audio and communications equipment) and broadband access products (including digital decoders, cable modems and DSL modems as well as network equipment and systems).

• Retail consumer electronics products

We believe that a presence in retail consumer electronics products is important to the efficiency of our business model as it brings us closer to the retailer and consumer at the end of the video chain. This position allows us to benefit from the strength of our brands. It also enables us to develop within our other divisions technologies, products and services that serve the needs of our professional customers while also fitting consumers’ needs and behaviors.

In this division, we intend to continue the high-end repositioning of our product portfolio in order to offset the traditional price pressure and product standardization of consumer electronics markets. In July 2001, we reorganized our Consumer Products division with the creation of a worldwide marketing and sales structure which implements a common brand strategy in both the United States and Europe that focuses on high-end positioning and targeting value market shares. Consumer Products has also continued to improve its operations through ongoing restructuring, monitoring of fixed costs and sourcing and supply chain improvements as well as reduction of working capital with a keen focus in areas of receivables and inventory management.

In global, relatively mature, and highly competitive retail consumer electronics markets, we continue to focus on our two leading brands, RCA® and THOMSON®, and reshape our product portfolio toward high-end, innovative digital products, in order to seize growth opportunities arising from the digital transition. As a result of this strategy, our THOMSON® brand accounted for approximately 80% of our TV and video sales in Europe in 2002, compared to approximately 60% in 1999. In line with this worldwide brand strategy, in September, 2002 Thomson launched the RCA Scenium® product line in the United States, with a market positioning similar to the successful Thomson Scenium® product line in Europe. In addition to our two main brands, we have various support brands which are primarily used for short-term targeted marketing operations: the GE® brand in the United States, and the Saba®, Telefunken®, Ferguson® and Brandt® brands in Europe.

In each of our principal retail product lines, we face intense competition. However, we believe that due to our product positioning, well-established brands, strong relationships with retailers and competitive cost structure, we can compete effectively in the retail consumer electronics industry and expect to benefit from synergies of product design and development. Our principal competitors are:

•	for television and video products: Matsushita, Philips, Samsung, Sony and Toshiba;

•	for audio products: Panasonic, Philips and Sony; and

•	for communication products: South Western Bell and V-Tech, which sells communications products under the AT&T brand name.

•	for accessory products: Recoton and Gemini

• Television

In 2002, we were a market leader in the United States for television sets, with a 13% volume market share. In North America, we benefited from close relationships with key retail networks and a very strong distribution infrastructure. In 2002, 51% of our television and accessory sales in the United States were made through national account retailers such as WalMart, Best Buy, Circuit City and Radio Shack. We also market products in Canada, and South America, increasing our presence with global retailers such as WalMart, Sam’s, Carrefour, Radio Shack and Home Depot.

In 2002, we ranked third in value for television sets in our core European market, which comprises the five largest European national markets: France, Germany, the United Kingdom, Italy and Spain. THOMSON® brand value market share in these five countries was 7.4% in 2002, benefiting from the focus on the THOMSON® brand name and the success of our Scenium® product lines, in particular in high-end products such as projection TV and Plasma Flat Screen. In 2002, we also held significant market positions in Eastern European television markets, particularly in Russia, Poland the Czech Republic and more recently, the Ukraine. In addition, we have further strengthened our links with our distribution network. In 2002, sales in Europe through our top ten retailers increased by 6%.

Our sales volume is minor in Asia, where we focus our efforts on the Indian and Chinese markets, which represent a large part of the regional market (excluding Japan) and present significant growth opportunities.

• Audio and Video products

Since July, 2002, we have managed our Audio and Video activity as a combined business unit. We view the DVD product category as a convergence vehicle providing consumers with the complete audio and video experience from a single product. This change will allow us to benefit from cost synergies associated with component and finished product procurement.

In audio markets we accelerated our high-end strategy in 2002, continuing to concentrate our development resources on digital and convergence products including home cinema with integrated DVD and advanced audio flash memory and hard drive based products. At the same time, we have sought continued cost and product improvements in our core lines. We continue to leverage our technological engineering expertise and strong digital patent portfolio to introduce innovative products with mainstream appeal. Our leadership position in the digital audio market was further strengthened in 2002 by the introduction of the Lyra® Personal Jukebox, a portable personal stereo containing a 20GB hard drive capable of storing and playing a significant amount of digital audio content using the mp3 audio decoding standard. We also introduced a unique convergence product, the Lyra® Wireless, designed to transmit digital audio content from the PC to a traditional home stereo.

Thomson ranked second based on volume in the United States audio market in 2002, achieving an overall volume market share of 15%. We continued to enhance our product positions in Europe as global designs provided a strong range of CD, digital and home cinema products, allowing us to gain market share in key growth categories including home theater and digital audio players.

In the traditional DVD player category, intense competition from mainly Chinese OEMs drove significant price pressure in the marketplace in 2002. In this difficult environment, Thomson achieved a 11% market share in the United States based on volume through our well-established distribution presence with major retailers such as WalMart, Target, Circuit City and Radio Shack. Thomson maintained its strong position through key DVD product launches including a Digital Media Recorder and innovative portable and DVD/VCR Combo products. In the VCR category, we pursued a more selective distribution strategy consistent with the continued industry decline of this mature product.

• Accessories

Thomson’s Accessories Business at the end of 2002 became a global business. Globalization provides opportunities for Thomson in many areas of our business such as product development, product management, sourcing, purchasing and marketing. We look to gain efficiencies in speed to market our new products, maximize our resources through global planning, anticipation of gains through our sourcing team with global standardization possibilities and increased retail presence opportunities through a global packaging strategy.

Thomson global product and marketing teams will focus on eight key categories Control-User Interface, Reception, Hook-Up and Connectivity among others. In these categories we believe we are creating accessory product solutions for consumers that deliver performance, functionality and convenience opportunities to help simplify their lives. A key way to deliver this message to consumers and at retail is through our global packaging team approach to developing packaging that engages consumers through visual presentation and educates consumers with relevant packaging content. We feel a consumer-focused approach is key to consumers and retailers. Today Thomson markets accessories products though key retailers such as Wal-Mart, Home Depot, Best Buy, Auchan, Media Markt and Canadian Tire.

• Communications

We sell residential communications products (corded-linked and cordless telephones, answering machines, combination telephones) through our ATLINKS entity, under the GE® and Alcatel brand names. ATLINKS provides the relevant global design and technology to fulfill its customers’ needs worldwide in the retail, mass and professional markets. In 2002, we introduced important new product ranges including DECT phones in Europe as well as multi-handset models in North America. ATLINKS is a world leader in this sector, holding the number one position based on volume in the United States in 2002 with aproximately 22% market share, a gain of three percentage points compared with 2001 supported principally by the 2.4 GHz product category. In Europe, we hold a 10% market share based on volume, a slight improvement over 2001.

ATLINKS was a joint venture with Alcatel until January 2003, at which point Thomson purchased Alcatel’s 50% stake in ATLINKS, in accordance with the terms of the original joint venture. As a result, ATLINKS is now a wholly owned subsidiary of Thomson.

In 2003, the business activities carried on directly with regional telephone operators were transferred to be managed with Broadband Access Products within our Content and Network division.

• Broadband Access Products

Through the Broadband Access Products organization, Thomson develops technologies and products for broadband network operators who deliver digital entertainment and data to consumers and businesses. Worldwide demand for broadband is increasing and broadband connectivity is being incorporated into many types of consumer products such as set-top boxes, modems but also televisions and home audio products, further fueling the demand for broadband access devices.

In 2002, Broadband Access Products included digital decoders (set-top boxes) and cable modems marketed under the RCA® brand in the Americas and under the THOMSON® brand in Europe. In 2002 Thomson acquired Alcatel’s DSL modem activity and as a result, is a worldwide leader in DSL modems, marketed under the SpeedTouch® brand.

Our strategy is to deliver broadband access devices for every type of network (including satellite, cable, telecommunications and terrestrial networks), which allow the transmission of digital entertainment and high-speed data. We offer network operators comprehensive and integrated solutions for home broadband entertainment through Thomson’s combined expertise in broadband networking technologies and our leading positions in Broadband Access Products.

In order to expand our Broadband Access Products activity and to optimize its profitability, we intend to continue to enhance our technological, integration and distribution expertise. During the 1990s, we pioneered the development of digital multimedia technology, and we possess key patents and know-how linked to MPEG-2 digital compression technology and related integrated circuit designs. New technologies in video compression can allow our customers, network operators, to deliver enhanced services and new types of content such as high-definition television. Accordingly, we continue to develop our position in next generation digital compression technologies. For example, Thomson is participating in the development of next-generation, low bit-rate, advanced compression standards with the International Telecommunication Union and its JVT group. We also rely on our ability to integrate various middleware, operating systems and conditional access software required by network operators and on our close relationships with integrated circuits suppliers.

Finally, we capitalize on the strength of our relationships with retailers and our ability to efficiently manage different distribution channels, whether retail or through operators.

In order to align our activities along customer lines, we have begun in 2003 to manage the Broadband Access Products business together with our Broadcast business under our newly formed Content and Networks division.

• Digital Decoders

We believe that we are one of the world leaders in digital decoders based on volume, with a strong presence in the United States, Europe and Latin America. Our strong expertise in digital decoders is reflected in the development of the first high-power digital satellite television system in the United States in conjunction with DIRECTV.

In 2002, we continued to be a major supplier of digital decoders for DIRECTV subscribers. In 2002, we also began to supply through both the OEM and retail channels digital decoders for EchoStar, a U.S. satellite operator. We commenced the Echostar production in July, 2002 and expect our market share to grow. We also hold significant market positions in Europe, in particular with Canal+ and with other operators, including TPS and ViaDigital in Spain.

In June 2002, we acquired Grundig’s set-top box activity including its relationship with BSkyB, the leading provider of digital TV in Britain and Ireland. Through this acquisition, we also expanded our set-top box portfolio with new free-to-air products, a rapidly growing market in Europe and a natural addition to our business.

The growth of high definition broadcasting, which enhances video and audio quality for consumers, creates new opportunities in our decoder businesses. Our relationships with leading network operators, presence in major retailers and technical strengths create the opportunity for us to deliver complete high definition solutions to the end-user. A second significant trend in the business is the integration of digital video recording capabilities, which offer new levels of convenience for the consumer.

• High Speed Data

Cable

We hold a strong position in the digital cable modem market and have shipped more than 3.0 million cable modems to cable operators since 1999. In North America, we hold the third position in the DOCSIS cable modem market with 14% volume market share in 2002. This position enables us to develop relationships with many of the major U.S. cable operators such as AT&T/Comcast and Cox. In March 2002 we finalized a preferred supplier agreement with Time Warner Cable. These accomplishments, together with our continuing expansion in Europe and South America, allowed us to attain a worldwide market share of 12% in 2002.

We were one of the first companies to obtain CableLabs certification (DOCSIS compliant) for our digital cable modems. DOCSIS is a performance standard for non-proprietary products developed by the cable industry.

DSL

In January 2002 Thomson began to operate and consolidate the Alcatel DSL modem activity acquired in December 2001. Through this business we have achieved a leading worldwide position in the DSL modem market and attained DSL technological expertise, particularly in the field of application specific integrated circuit (ASIC) design, along with a strong customer base of telecommunications operators in Europe, the United States and Asia.

Marketed under the SpeedTouch® brand, our DSL product family has expanded to include value-adding networking products that provide our customers with a more robust and secure broadband connection.

In 2002, we introduced a set-top box that allows the delivery of video entertainment over broadband DSL IP networks. This represents a new market and business opportunity for DSL network operators by enabling them to broaden their service offerings to consumers. It also represents a new choice in home entertainment options for consumers. This product is in successful field trials around the world and shows promise in many markets.

• Network Equipment and Systems

In February 2001, Thomson and Alcatel formed Nextream (75% and 25%, respectively), combining their interactive video network businesses. Nextream’s business is driven by digital convergence (voice, data and video), new content sharing, bandwidth optimization and infrastructure upgrades to support value added services, such as VOD (Video On Demand), web browsing and voice over Internet Protocol (VoIP). Nextream is a full service provider of MPEG-2 content delivery solutions whose primary purpose is to enable the delivery of entertainment to subscribers over multi-platform transmission networks. Nextream’s end-to-end solutions include digital head-ends, video sources, video servers, encoders, IP encapsulation and network management software for interactive digital TV (“IDTV managers”). Its customers include satellite (Pay TV), cable, and telecom operators, ISPs and broadcasters. Nextream holds a leading position in Europe in video network equipment and, according to internal estimates, the fifth position worldwide based on value at year-end 2002. Its principal competitors are Motorola, Scientific Atlanta and Harmonic Divicom.

Under the terms of the agreement, Alcatel may require us to purchase all of its interest in the venture at any time between February 2002 and February 2007, or in the event there is a deadlock concerning any of the decisions requiring joint approval.

Patents and Licensing

In 2002, this division generated € 429 million in consolidated net sales, or 4.2% of our consolidated net sales, and € 387 million in operating income, reaching an operating margin of 90%. At December 31, 2002, this division employed 162 individuals based in France, Germany,

Switzerland, Japan, China and the United States.

We have made a strategic priority of the protection and valuation of our intellectual property. Our strong world-wide patents portfolio on video technologies combined with our licensing expertise constitute significant competitive advantages enabling us to benefit from sustainable revenues and profits. The Patents and Licensing division was created early in 1999, integrating the RCATL patent and license business transferred from General Electric Co. to us on January 1, 1999.

The Patents and Licensing team works closely with Thomson’s research and development centers to identify ideas that may be potential patent candidates, draft patent applications and detect uses of our patents. As of December 31, 2002, we held almost 35,000 patents and applications worldwide derived from more than 6,600 inventions. In 2002, we filed 553 priority applications, which are applications for new inventions that are filed for the first time, an increase of 14.7% compared to 2001.

We believe that our patent portfolio is well balanced between major new technologies and mature technologies. New technologies include digital decoders, high-definition television sets, digital televisions, optical module patents such as CD and DVD player technology, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display and plasma. Mature technologies include color television sets, glass television tubes, VCRs, camcorders, and color display monitors.

We currently have approximately 680 licensing agreements relating to a diversified mix of video products and services covering almost all consumer electronics companies in the Americas, Europe and Asia. Our top ten licensees account for approximately 63% of our total licensing revenues. The licensing agreements are typically renewable and have a duration of five years, and royalties are primarily based on sales volumes.

The Patents and Licensing division relies on a relatively small infrastructure and cost base. When considering the relative profitability of the Patents and Licensing division, however, it is important to note that our other divisions support research and development costs but do not benefit from income from patents licensed which is attributed to the Patents and Licensing division.

Our strategy for Patents and Licensing is to develop further our intellectual property portfolio, through widespread, but highly targeted patent registrations and through the acquisition of additional patents that have strong commercial and technical complementarities with our existing portfolio. Furthermore, we intend to increase the number of licensees through a more systematic enforcement of existing patents, especially in emerging markets where production facilities have been relocated as well as in Europe and the United States, and to develop new licensing programs around true flat displays and digital and interactive television patents. In July 2002, we joined a consortium pooling and managing the licensing patents essential to the MPEG-2 video compression standard. Finally, we are leveraging our expertise in licensing through portfolio licensing services for third parties.

New Media and Services

In 2002, this division generated € 58 million in consolidated net sales and a € 45 million operating loss. At December 31, 2002, this division had 69 employees.

We created the New Media Services (“NMS”) division in 1998 in order to seize opportunities associated with the development of interactivity enabled by digitalization and broadband networks. NMS’s first initiatives focused on services directed to the end-consumer and supported by consumer platforms. Since 2001, in addition to interactivity projects for end-consumers, NMS focuses also on services and technologies enabling interactivity applications for content owners, advertisers, network operators and ISPs.

In 2002, we developed our screen-advertising activities jointly with Carlton. During 2002, the division benefited from the full year contribution of the ScreenVision U.S. joint venture with Carlton, Val Morgan (acquired in September 2002) and ScreenVision Europe (acquired in June 2002). Thomson pursued its cooperation with Gemstar for the rolling out of television sets with on-screen electronic program guide (EPGs services) as part of the agreement renegotiated during the first semester 2002. Our TAK initiative (interactive television service), developed in cooperation with Microsoft, and launched in France in 2001 has been discontinued and some related services have been transferred to a service provider.

Effective January 2003, the operations of the NMS division have been absorbed by Consumer Products activities and Content and Network activities. This decision results from an assessment of the evolution of NMS’ activities, especially the development of interactivity initiatives towards our professional client base, as well as the wider reorganization of our division structure along customer lines. The screen-advertising business is managed, starting January 1, 2003, within our Content and Networks division to better serve our theater client base and the EPG business supported by our consumer electronic platforms has been transferred to the Consumer Products division.

Research, Innovation and Product Development

We maintain a longstanding commitment to investing in a broad range of research and development initiatives to support and expand our product and service offerings and licensing programs in order to create competitive advantages and to establish new markets.

We centrally manage most of our long-term research through our Research and Innovation department, which employed 450 people mainly in six research centers on three continents as of December 31, 2002. The largest center, located in Rennes, France, had a staff of 140 as of the same date. The other centers are located in Hanover and Villingen (Germany), Indianapolis and Princeton (U.S.) and Tokyo (Japan).

Product development is carried out within each of our divisions and employs approximately 3,000 people primarily in the United States, France, Germany, the Netherlands, Belgium, Italy, Singapore, Korea and China.

Traditionally, our research and development efforts have covered a wide spectrum of technologies associated with a consumer electronics company. Our research and development is now focusing on the video chain, utilizing core competencies and knowledge gained through close relationships with our client base. Our goal is to develop new technologies to meet our clients’ needs facing the growth of their digital activities, to expand our intellectual property portfolio, to enhance product integration in cooperation with our business units and to reduce the time required to bring products and solutions from conception to production and eventually to market.

To respond to customer needs, we focus on key technologies throughout the video chain:

•	In the area of digital content acquisition, we focus on image capture, processing, and manipulation technologies that address the wide range of display formats, image qualities, and applications found in the media industry. Examples include 4/3 and 16/9 TV displays, cinema formats such as pan-and-scan and standard and high-definition TV. Applications encompass conventional and digital cinema, home cinema, TV, and Internet. Our research and development programs focus on delivering highly flexible image capture and processing equipment, and on developing next-generation display technologies such as plasma, rear-projection and digital cinema.

•	In the area of digital content production, we develop storage, networking, search, access, and asset management solutions such as Storage Area Network (SAN) and multi-SAN architectures. We also develop MPEG-2 compression solutions and platform architectures that allow the exchange of content between professional sites across multiple network formats and sizes. Leveraging our expertise in compression and IC design, we are preparing the next generation of coders and decoders that utilize MPEG-4 technology. We play in particular a leading role in the finalization of the new MPEG 4 PART 10/H.264 video compression standard, which will be used in bandwidth and storage critical applications.

•	To address our customers’ need to deliver content from multiple sources through a diverse range of networks, we develop programs for streaming technologies, adaptive network technologies, and network systems integration. In addition to our traditional focus on Satellite, Terrestrial and Cable networking technologies, we are developing advanced solutions for ADSL (Asynchronous Digital Subscriber Line) and Broadband Wireless networks like LMDS (Local Multipoint Distribution System) in the 42GHz band and HiperLAN2 and WiFi (Wireless Fidelity)/802.11a in the 5GHz bands. We believe that these wired and wireless technologies will eventually become jointly used for delivering digital content to consumers with a high degree of convenience, and we invest in the development of both critical enabling technologies and content-driven applications, like streaming video over mobile and heterogeneous networks.

•	Our research and development leverages our core competence in consumer electronics and our knowledge of the needs of consumers, content providers, and distributors to develop innovative digital home networking, home media servers, and content protection solutions. We are designing the forthcoming digital home network architecture and transmission technologies that will allow the exchange of digital content via different platforms, with a particular attention to the emergence of products based on hard-disk drives, which are bringing considerable improvements to the end-consumer experience and open new opportunities for content providers and network operators.

•	We continue our investments in the cathode ray tubes and plasma display technologies. In addition, we are rapidly raising our profile in OLEDs (Organo Luminescent Emitting Diodes), a technology we believe has considerable performance and manufacturing cost efficiency potential.

•	Currently, our major product development initiatives include enhanced television displays, electronic program guides, interactive service interfaces, digital and high definition television, pickup heads and modules for CD and DVD drives, DVD players, tape-less audio/video recorders, digital set-top boxes and cable modems.

We complement our internal research and development activity by subcontracting certain research activities to outside providers, by entering into research or co-development programs with corporate investors and other strategic partners. For example, we developed the mp3 digital compression standard in cooperation with the Fraunhofer Institute and Coding Technologies, and in 2001 launched with these two partners mp3PRO®, a new version of mp3 that doubles the amount of music that can be stored in memory and improves the audio quality of compressed music files. Other key R&D partners include INRIA (Institut National de Recherche en Informatique et Automatique) and CEA (Commissariat à l’Energie Atomique) in France, HHI (Heinrich Hertz Institute) and many Universities in Germany, and CDT (Cambridge Display Technologies) in the UK. To access key technologies and accelerate the transition of our activities toward digital technologies, products and services, we also make selective minority investments in companies with leading technologies we consider beneficial to our product line. In addition, our internal research and development is supplemented by appropriate intellectual property acquisitions.

Licenses and Trademarks

We believe that we own or have licenses in the technology standards necessary to compete in the markets for our products and systems. Since the practice in these markets has historically been to provide licenses on reasonable and equitable terms, we expect to continue to have access to the licenses necessary to manufacture and sell our products.

We also believe we have licenses in and are able to use freely the trademarks that are necessary to our business.

Since 1987, we used the RCA® brand name for consumer electronics products under a royalty-free exclusive license with an indefinite term. In 1999, the license was extended to cover additional products, and we purchased an option from General Electric Co. to acquire ownership of the RCA® brand. We exercised the option in December 2001 for U.S.$6 million paid in 2002. In March 2001, we acquired the Technicolor assets and businesses, including the Technicolor® trademark. During 2001, we purchased the THOMSON® names and all attached rights from TSA and Thalès S.A. For more details on these contracts, refer to Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”. In March 2002, we acquired all of the issued and outstanding capital stock of Grass Valley Group, Inc., which owns the Grass Valley Group® trademark.

We also market products under secondary brands and under certain licensed brands, notably Alcatel and GE® for communications (please refer to “Communications” above).

Sourcing

Our centralized sourcing organization is composed of approximately 240 employees who are deployed throughout each business unit and are present in eighteen countries within Asia, Europe and the Americas. These individuals select and manage our network of suppliers of raw materials, components, finished goods, services and equipment. Their objective is to benefit from global volume and common vendor bases, standardization and deployment of best practices throughout the different operational divisions.

In addition, we have built relationships with strategic suppliers strengthening our position for the purchase of integrated circuits.

For several years, we have been implementing specific projects to reduce global sourcing costs. We have reorganized our component sourcing network by localizing the sourcing of components near our production facilities, reducing our supplier base, increasing the frequency with which supply agreements are renegotiated and establishing “Just In Time” flexible and consignment-based logistics relationships.

We have obtained significant price reductions linked to the sourcing department’s performance and to the increased competition among our component suppliers. In 2002, we experienced a significant decrease in materials costs throughout our organization. By focusing proactively on driving down ownership costs at a faster pace than the evolution of finished product prices, we have enhanced our capacity to partially offset market price declines.

In addition, we have increased our use of electronic exchanges with our suppliers, achieving increased automation and improving the reliability of ordering and forecasting processes, and have implemented innovative collaborative planning projects. Since 2000, these initiatives have been extended towards indirect purchasing, for example, with the development of an e-procurement platform called Easysource, in order to optimize non-production purchasing via the Internet. In addition, in 2001 we created a joint venture named KeyMRO, which aims to group Thomson’s non-production purchases with those of two other French companies, Rhodia and Schneider, via e-business technologies, and thereby reduce the total cost of non-production goods and services purchased by leveraging combined volumes.

Our sourcing organization participates in the integration of newly acquired businesses through the implementation of our global and uniform processes. For example, identifying all components required for the manufacture of our products has allowed us to combine volume purchases.

We believe that the termination of any one of our supply contracts would not materially endanger our operations or financial condition.

C—Organizational structure

Please refer to Note 30 to our consolidated financial statements for a list of Thomson’s subsidiaries.

D—Property, Plants and Equipment

Manufacturing Facilities and Locations

In order to deliver our product and service offering to our customers, we have developed an industrial organization with important manufacturing operations. In addition, we rely on outsourcing for the manufacturing of some of our finished products.

Our objective is to continually improve the location and the organization of our manufacturing operations to reduce our production costs, minimize our stock levels and improve our lead-times. We have also implemented an outsourcing policy for the manufacturing of some of our finished products such as audio and communication products, accessories, camcorders, DVD players, VCRs, and smaller size televisions. We rely on third-party competencies for the manufacturing of standardized products in order to focus our resources on the conception and manufacturing of high-end components and products.

At the end of 2002, we had 55 locations. Principal manufacturing facilities are factories for the production of television sets, large and very large cathode ray tubes (“CRTs”), optical components, high-end audio products, VHS tapes and DVDs. Most of these manufacturing facilities are located in low-cost countries such as China, Mexico, Poland and Thailand, which give us a competitive cost base. We intend to continue this strategy of manufacturing in low-cost countries for all of our divisions.

Consistent with our manufacturing strategy, the majority of goods produced at our North

American plants are sold in North America, while our European plants produce goods destined primarily for the European market. Our Asian plants produce goods for all markets.

The table below shows our significant manufacturing facilities by division. We own all of these facilities, except the Chinese facilities, which are on a long-term lease due to local legal requirements, and the Mexicali plant (construction and equipment) is financed through a synthetic lease. In addition, we entered into a sale-lease back transaction in 2001 through our Polish subsidiary which transfers ownership of tube manufacturing equipment. We also lease our Boulogne and Indianapolis office buildings. For more information on these leases, please refer to Note 25 to our consolidated financial statements.

Principal Manufacturing Units

Location	Division	Products
Americas:
Camarillo (California)	Digital Media Solutions	DVD & VHS
Livonia (Michigan)	Digital Media Solutions	VHS videocassettes
North Hollywood (California)	Digital Media Solutions	Film
Mexicali (Mexico)	Displays and Components	Tubes
Marion (Indiana)	Displays and Components	Tubes
Circleville (Ohio)	Displays and Components	Glass funnels, panels
Belo Horizonte (Brazil)	Displays and Components	Cable modems
Juarez (Mexico)	Consumer Products	Televisions

Europe:
West Drayton (UK)	Digital Media Solutions	Film
Bagneaux (France)	Displays and Components	Glass panels, funnels
Anagni (Italy)	Displays and Components	Tubes
Piaseczno (Poland)	Displays and Components	Tubes
Angers (France)	Consumer Products	Televisions
Zyrardow (Poland)	Consumer Products	Televisions

Asia:
Nantao (China)	Displays and Components	Components
Foshan (China)	Displays and Components	Tubes
Bangkok (Thailand)	Consumer Products	Televisions
Dongguan (China)	Consumer Products	Audio

Environmental, Health and Security (EH&S) policies and guidelines:

We have established a number of programs and initiatives to ensure that each of our locations meets its legal responsibilities and operates in a manner that identifies and takes measures to reduce harm to human health and the environment. The most significant of these are described below:

Corporate EH&S Policies and Guidelines have been developed since 1993. They assist the organization in meeting regulatory requirements and establishing best management practices.

Each location knows the EH&S Policies and Guidelines and applicable laws and regulations, and is responsible for customizing programs that ensure conformance and address site-specific issues. We established homogeneous and consistent standards for all sites to conform to legal requirements of each country and to assure continual improvement.

An annual EH&S performance measurement process has been established in each location to track and report on our manufacturing locations conformance to key management programs and requirements and their progress toward corporate improvement goals. This process establishes benchmark criteria, helping us create consistent global action on key programs, requirements and initiatives. The process consists in filling in a precise evaluation schedule and allows us to implement regularly new improvement programs.

A comprehensive audit program was implemented in 1996 to review our manufacturing locations conformance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. In 2002, 25 EH&S audits were completed as part of our objective of auditing each manufacturing location at least every 3 years.

We have established a process for reviewing locations prior to acquisition and upon closure to identify any potential contamination risk. This process not only helps us to assess our financial liability, but also to assess the level of capital expenditures necessary to assure the conformity of all locations according to the Group’s requirements.

A number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use, including the handling and disposal of wastes. Soil and groundwater contamination has occurred at some sites, including third-party disposal sites, and might occur or be discovered at other sites in the future, exposing Thomson to remediation costs and/or claims for damages to persons or property. Principal among these sites is a former production facility in Taoyuan, Taiwan, which Thomson owned from 1987 to 1992 when all production activities ceased and the site was sold.

In accordance with the agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities, including certain liabilities that could arise from the Taoyuan, Taiwan facility relating to environmental conditions existing prior to Thomson’s acquisition of the property.

The Group believes that the amounts budgeted and reserved will enable it to satisfy known and anticipated environmental, health and safety obligations to the extent they can be reasonably estimated and anticipated. These matters cannot be predicted with certainty and the Group cannot provide any assurance that these amounts will be adequate. In addition, future developments, such as changes in environmental, health and safety laws or the discovery or development of new or existing conditions, could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and provisions established for environmental, health and safety matters and subject to the uncertainties described in this section, the Group does not believe that environmental, health and safety compliance and remediation requirements will have a material adverse effect on the Group’s business, financial condition or results of operations.

Insurance

To date, we have been able to obtain insurance coverage for our operations worldwide at levels that we consider to be prudent and in conformity with industry standards. We participate in a comprehensive insurance plan that provides global coverage for a variety of significant risks and activities. This insurance coverage includes damages to goods and resulting operating losses, general, environmental, executive (directors and officers), and public and products liability. The insurance plan also covers transportation, material damage, business interruption and contractor’s all-risks insurance, as well as employer’s liability insurance where required. Additional policies are maintained where necessary to comply with applicable laws or to provide additional coverage for particular circumstances and activities. For example, we maintain independent automobile and personal liability policies in the jurisdictions in which they are required.

We intend to continue our practice of obtaining global insurance coverage where practicable, increasing coverage where necessary and reducing costs through self-insurance where appropriate, although the Group does not have in place any captive insurance company. We do not anticipate any difficulty in obtaining adequate levels of insurance in the future.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain material respects from U.S. GAAP. Notes 31 and 32 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us and reconcile our net income and shareholders’ equity. We also summarize these differences below in “— Overview—Principal Differences between French GAAP and U.S. GAAP.”

A—Overview

Significant recent trends and developments

During the year 2002, we continued to implement repositioning plan and actively pursued our strategy by focusing on the more profitable activities of the video chain, while reducing in relative terms our retail consumer electronics activities. The success of our repositioning, and especially the growing contribution of our business with content owners is reflected in our financial results.

Consolidated net sales in 2002 totaled € 10.187 billion, € 10.391 billion in 2001, an € 8.995 billion in 2000. Consolidated operating income reached € 718 million in 2002, compared with € 636 million in 2001, and € 546 million in 2000. We recorded net income of € 373 million in 2002, compared with € 286 million in 2001, and € 394 million in 2000.

The basic elements of our TWICE program, aiming at doubling the Digital Media Solutions net sales by the end of 2004 compared to its contribution in 2001 when Technicolor was acquired, are today in place and the program is well underway. In 2002, we reinforced our position in DVD replication activities, notably through the acquisition of Panasonic Disc Services. Moreover, the integration of post-production businesses during the year gave us the opportunity to enlarge our global post-production service offering to content owners. In addition, the Grass Valley Group acquisition has broadened our offering of digital broadcast equipment. In 2002, the Digital Media Solutions division enlarged its customer base, providing Universal and Paramount with DVD replication services, and obtained two new contracts, effective 2003: one relating to VHS duplication in Europe with Paramount and one relating to film replication with Universal Studios.

In Broadband Access Products, the integration of the UK decoder business acquired from Grundig in June 2002 enabled us to add BSkyB as a new major customer. During the course of 2002, we also developed our customer relationship with Echostar, providing them with decoders purchased by consumers through retail channels. The expansion of our customer portfolio reinforced our leadership position in the decoder business. Indeed, we have succeeded in developing customer relationships with the four main satellite broadcasters worldwide.

The screen advertising business has been developed, jointly with Carlton, with the acquisitions of various activities in Europe and Val Morgan in the United States.

The acquisition of Canal Plus Technologies, completed in January 2003, significantly enhanced the Group’s intellectual property and technologies.

In the retail Consumer Products business, we continued our repositioning strategy towards high-end products with the launch in the second half 2002 of our Scenium range in the United States.

In the tubes business, we participated in the consolidation of the industry, through the acquisition of a very large size production line in the U.S. from Hitachi, which has been relocated in China.

Finally, we initiated new licensing programs within our Patents and Licensing division. In July 2002, we joined the MPEG-LA patent pool and we started new licensing programs with vendors of set-top boxes. In addition, we increased our portfolio of licenses with Chinese manufacturers.

External factors have, however, adversely affected our net sales growth, and, to a much lesser extent, our profitability during 2002. Currency exchange rate fluctuations, particularly of the U.S. dollar against the euro, had a significant negative impact on the Group’s net sales, mainly denominated in U.S .dollars, and also on the operating income with a more limited impact. Also, the U.S. West Coast port labor dispute in October 2002 affected the Group’s net sales and impacted our supply chain temporarily. Certain consumer electronic products could not reach the resellers’ locations and gave rise to loss of revenue and additional costs.

However, our external and organic growth programs combined with a solid cash management policy and strong cost controls allowed us to reach operating income of € 718 million and net sales of € 10,187 million within a weaker economic environment and difficult market conditions. We generated cash flow from operating activities of € 1,104 million in 2002 due to our increased profitability and our ability to extract cash from our net working capital, especially with substantial progress made to reduce our overdue receivables.

Net income increased by 30% in 2002 to reach € 373 million, compared with € 286 million in 2001. As a percentage of net sales, the net income represents 3.7% compared with 2.8% in 2001. Basic earnings per share reached € 1.35 in 2002 compared with € 1.04 in 2001, representing an increase of 30%.

On March 12, 2002, we issued convertible/exchangeable bonds maturing in 2008 for an aggregate amount of € 600 million. Please refer to Note 21 to our consolidated financial statements for more information.

Our Board of Directors and our shareholders approved the distribution of a dividend in respect of 2002 amounting to € 0.225 per share, the first dividend since the listing of the Group

Subsequent events

In February 2003, we finalized the acquisition of Canal Plus Technologies, announced in

September 2002, as well as the purchase of Alcatel’s 50% stake in ATLINKS for € 68 million.

The Group also announced the acquisition of Pacific Media Affiliates (PMA), parent company of four entities located in Los Angeles and specialized in audio editorial and mixing for feature and broadcast production. This acquisition reinforced our post-production global offering as well as the customer portfolio of the Content and Networks division.

We reported on April 16, 2003 our unaudited consolidated net sales for the first quarter 2003 which amount to € 1,905 million, a 12% decrease at constant exchange rates compared to the first quarter 2002.

For more information about our first quarter 2003 results and the full text of that announcement, refer to our report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 22, 2003, which, other than the section titled “2003 focus and outlook” on page 4 and 5 thereof, is incorporated herein by reference and included as Exhibit 99.1 to this report.

Seasonality

Our net sales tend to be higher in the second half of the year than in the first half. This is due to increases in consumer purchases and more films released at the time of the year-end holidays. Our consolidated net sales in the second half of 2002 totaled € 5,209 million, representing 51% of our 2002 consolidated net sales, the seasonality has been less important in 2002 than in 2001 (55% of our consolidated sales in the second half) due to a weaker year-end peak season in 2002 and a stronger effect of exchange rate fluctuations during the second half.

The impact of seasonality has tended to be higher at the operating income level, driven by the fact that fixed costs are spread relatively evenly over the year. Our consolidated operating income totaled € 471 million in the second half of 2002, or 66% of our 2002 consolidated operating income, compared with 64% in the last six months of 2001.

Geographic breakdown of net sales

Based on net sales by destination (classified by the location of the customer), our most important markets are the United States and Europe, accounting for 51% and 31%, respectively, of net sales in 2002, for 53% and 29%, respectively, in 2001, and for 53% and 26%, respectively, in 2000. Asia accounted for 10% of our net sales by destination in 2002 compared with 9% in 2001 and 11% in 2000.

Effect of exchange rate fluctuations

We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of € 445 million on our net sales as expressed in euro in 2002. We estimate, however, that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of € 24 million on our operating income as expressed in euro in 2002, or 3.3% of the

Group 2002 operating income, reflecting a 16% fall in the euro/dollar exchange rate during 2002. We believe that the impact of exchange rate fluctuations is greater on our sales than on our operating income and net income due to certain natural hedges, complemented by our financial hedges. The impact of exchange rate fluctuations and natural and financial hedges on our net sales and on our income are discussed in Item 11: “Quantitative and Qualitative Disclosures about Market Risk—Impact of Exchange Rate and Interest Rate Fluctuations”.

Critical Accounting Policies

Thomson’s principal accounting policies are described in Note 1 to its consolidated financial statements included herein. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual conditions and results may differ from these assumptions and estimates.

Thomson’s management believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under French GAAP.

Thomson’s management has discussed the development and the selection of its critical accounting policies with its Audit Committee and the Audit Committee has reviewed this disclosure.

•	Tangible and intangible fixed assets

The Group records intangible assets with finite useful life (mainly goodwill, software and certain rights on intellectual property acquired) and indefinite useful life (mainly market shares and trademarks) under “Intangible assets, net” and tangible assets under “Property, plant and equipments, net” (“PPE”) relating to operations and to production facilities.

Significant estimates and assumptions are required to decide (1) the expected useful lives of assets with finite useful life for purposes of their depreciation and (2) for all fixed assets, whether there is any impairment of their value requiring a write-down of their carrying value.

Estimates that are used to determine the expected useful lives of finite useful life fixed assets are defined in the Group’s accounting manual policies and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other PPE, excluding lands that have an indefinite useful life. Software development costs are capitalized and amortized over their economic useful lives, which usually do not exceed three years. Goodwill are amortized over a period ranging from five to twenty years. The Group applies systematically the original useful lives set forth for any tangible and intangible fixed assets.

For the year ended December 31, 2002, the Group recognized a depreciation expense amounting to € 358 million related to tangible fixed assets, € 116 million for intangible with finite useful-life. As of December 31, 2002 the net book value of PPE, intangible assets with finite useful-life and intangible assets with indefinite useful-life amounted to € 1,622 million, to € 1,470 million and to € 713 million, respectively.

Estimates that relate to the determination of fair value are made on a regular basis throughout the year to take into consideration any change in competition, technology and other similar factors affecting the businesses. When certain operational and/or financial factors indicate an impairment of value, management evaluates the underlying carrying value of property, plant and equipment and intangible assets in relation to the operating performance and future cash flows of the underlying assets. Impairment losses, if any, are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management’s estimates of recoverable amounts for the individual asset or, if not possible, the reporting unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of reporting units will change the expected recoverable amount of these assets or units and therefore may require a write-down of their carrying value.

As of December 31, 2002, the Group has not identified any triggering event that requires an impairment test on PPE or intangible assets in any of the Group’s segments.

•	Warranty reserve

The Group provides for the estimated cost of product warranties at the time revenue is recognized in respect of the relevant products. Thomson’s products are covered by product warranty plans of varying periods, depending on local practices and regulations. A warranty provision is established based on the best estimates, as of the balance sheet date, of the amounts necessary to resolve future and existing product returns and customer claims. While Thomson believes that its warranty provisions are adequate and that the judgment applied is appropriate, the amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

In order to determine the appropriate amount of its warranty reserve and related provisions, the Group has set up rules consistently applied which take into consideration assumptions, based on historical experience, of items such as the product return rates by product family and by country, the most recent figures of net sales and the average claim cost per product family. When determining the appropriate year-end warranty reserve amount, we assume no change in product mix or in the average claim cost per product family.

As of December 31, 2002, the Group’s warranty reserve amounted to € 92 million with new accruals for the year amounting to € 150 million and usages amounting to € 165 million, other changes being mainly due to foreign currency translation impacts.

Thomson estimates that on a consolidated basis the financial impact on the warranty reserve at December 31, 2002 if the product return rates were increased by 1 percentage point, would have resulted in the recognition of an additional warranty accrual amounting to € 13 million.

•	Deferred tax assets allowances

Management judgment is required in determining the Group’s provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Thomson recognizes deferred tax assets, (1) if the deferred tax asset can be compensated with a deferred tax liability that has the comparable maturity date, or (2) if it is probable that the Group will have future positive taxable income, from which the temporary differences or the tax-loss carry forwards can be deducted in a foreseeable future. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (i) the losses having resulted from exceptional circumstances which will not happen again in a nearby future, and/or the (ii) the expectation of exceptional gains. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2002 the Group has recorded € 79 million of deferred tax liabilities and € 1,493 million of deferred tax assets, out of which € 1,154 million have been reversed through valuation allowance reflecting management’s estimates on un-recoverability of such assets.

•	Pension reserves and other benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit pension plans is dependent on the use of certain assumptions needed by actuaries in calculating such amounts. Those assumptions are described in Note 18 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced downward pressure and volatility, which affect the value of our pension plan assets and adversely impacts our ability to estimate the long-term rate of return on plan assets. Our assumptions are based on actual historical experience and external data regarding compensation and discount rate trends. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2002 the pension, postretirement and termination benefits reserve amounts to € 705 million. For the year ended as of December 31, 2002, the Group recognized € 68 million of related expenses.

The following critical accounting applies to our U.S. GAAP financial statements (please refer to Notes 31 and 32 for further information on the following disclosed amounts, which refer solely to our U.S. GAAP financial statements).

•	Goodwill and indefinite-lived intangible assets

Pursuant to FASB statement N°142 (“SFAF 142”), we review annually goodwill and other indefinite-lived intangible assets (mainly trademarks) impairment. Such review requires management to make material judgments and estimates when performing impairment tests.

The impairment test for goodwill involves a two-step process. Step one consists of a comparison of a reporting unit’s fair value to its carrying value. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. SFAS 142 requires the initial impairment test of goodwill to be performed as of January 1, 2002. As of January 1, 2002, Thomson completed the transition impairment test for these assets and determined that the fair values of the reporting units were in excess of their carrying amount. Accordingly, there was no impairment of goodwill upon adoption of SFAS 142. Subsequently, Thomson performed its annual impairment test as of June 30, 2002, which did not result in any impairment charge.

As of December 31, 2002 the net book value of goodwill amount to € 1,360 million.

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of these intangible assets to their fair value. Any excess of the carrying amount over an asset’s fair value is recorded as an impairment charge. Thomson completed the impairment test for these assets as of January 1, 2002 and determined that the fair value of these assets was in excess of the carrying amount. Accordingly, no impairment charges were recorded upon adoption of SFAS 142 related to indefinite lived intangible assets. Another test was realized as of a June 30, 2002 and did not resulted in any impairment charge.

As of December 31, 2002, the net book value of indefinite-lived intangible assets amounts to € 321 million.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the fair value of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the reporting unit, (2) estimating the terminal value of each free cash flow computed, (3) estimating the growth rate of the revenues of each reporting unit tested for impairment, and (4) estimating the operating margin rates of underlying reporting units for related future periods.

Thomson elected to use the same discount rates that were used in planned acquisition projects, therefore taking into consideration the specificities of the underlying business trends.

In estimating the future revenues growth rates and operating margin rates, the Group used its internal budget, which is updated every six months. For discounted cash flow exercise purpose, following years growth rates and operating margin rates assumptions used for years after 2003 are consistent with the assumptions retained for the 2003 budget. Finally, the terminal value has been determined using a perpetual growth rate based on the inflation rate.

Given the difference between estimated fair values and their underlying carrying values of the related reporting unit as of June 30, 2002, changes in assumptions, such as (1) a decrease or an increase of 1 point of the discount rate or (2) a decrease or an increase of 1 point of the perpetual growth rate, would not have led the Group to recognize an impairment charge in application of the SFAS 142.

Principal Differences between French GAAP and U.S. GAAP

The principal differences between accounting principles followed by the Company (“French GAAP”) and accounting principles generally applied in the United States of America (“U.S. GAAP”) affecting our consolidated financial statements mainly relate to (i) the criteria and the timing of recording of provisions, principally for restructuring activities, (ii) the recording of certain amortization and impairment charges that are classified below operating income under French GAAP but within operating income under U.S. GAAP, (iii) the recognition of revenue, (iv) the accounting treatment of investment securities and financial instruments, and (v) the accounting treatment of certain advantages in connection with employee share offerings.

Differences in the recognition of restructuring accruals have been reduced since the implementation of the new French rule on liability recognition. (Regulation n°2000-06 of the Comité de la Réglementation Comptable applied since January 1, 2002). However, U.S. GAAP remain more stringent than French GAAP since the former provide additional criteria in comparison with French GAAP to recognize a liability. As such, EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” requires that the communication of the benefit arrangement includes sufficient details to enable employees to determine the type and amount of benefits they will receive if they are terminated. Furthermore, the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” do not allow costs incurred by the acquiring company to be recognized as a liability assumed as of the consummation date of the acquisition. In addition, U.S. GAAP limit the window period to twelve months following the consummation date of the business combination whereas French GAAP extend this window period to the closing date of the fiscal year following the one in which the business combination occurred. Consequently, all differences between French and U.S. GAAP regarding restructuring are of temporary nature.

In addition certain early retirement plan are reserved under U.S. GAAP when rights are acquired by employees whereas under French GAAP such liability is accrued when the plan is announced.

The accounting treatment differences related to recognition of revenues at Technicolor occur, since under French GAAP, we recognize certain revenue related to the duplication of VHS cassettes and DVDs at the time duplication has been completed and title has contractually been transferred. Title transfers upon completion of the duplication process, prior to shipment to the customer, which is made upon customer request. Under U.S. GAAP, we apply the provisions of Staff Accounting Bulletin No. 101 (“SAB 101”) to recognize revenue. Therefore sales of VHS cassettes and DVDs are treated as “bill and hold” arrangements requiring revenue recognition only upon shipment of videocassettes and DVDs due to the absence of fixed delivery dates.

The accounting treatment for derivative instruments may differ between French and U.S. GAAP. Under French GAAP, we defer premiums and discounts as well as gains and losses on forward exchange contracts that hedge the future anticipated commercial commitments and amortize them to income over the life of the underlying transactions being hedged. Under U.S. GAAP, these transactions do not qualify as hedging transactions, and therefore, derivative instruments are accounted for at their fair market value and the corresponding unrealized gains or losses are recorded in financial income.

Under U.S. GAAP we measure our available for sale investments at fair value and report temporary unrealized gains or losses as a separate component of shareholder’s equity. Under French GAAP such investments are carried at the lower of cost or fair market value.

Under French GAAP, goodwill is amortized over its estimated useful life (which ranges from 5 to 20 years). Whereas under U.S. GAAP, SFAS 142 “Goodwill and Other Intangible Assets” states that goodwill is no longer amortized but should be tested for impairment at least annually.

Purchase price allocation for our acquisitions differs from French to U.S. GAAP mainly due to accounting treatment differences regarding restructuring reserves as well as the recording, when applicable, of deferred tax assets related to customer relationships and trademarks. Such intangibles having a finite useful-life under U.S. GAAP are amortized, whereas they are not amortized under French GAAP.

Our financial statements under U.S. GAAP are also affected by the classification as compensation gain or expense of the reevaluation at fair market value of certain benefits granted by TSA, our main shareholder, to our employees in connection with employee share offerings. These benefits principally consist in discounts on the offering price and in bonus shares.

For more detailed information regarding the foregoing differences between French GAAP and U.S. GAAP, as well as certain additional differences between French GAAP and U.S. GAAP as it applies to Thomson (including regarding pensions and termination benefits, stay bonus, and reversal of deferred tax valuation allowance), please refer to note 31 of our consolidated financial statements.

New Accounting Pronouncements under U.S. GAAP

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. As used in this statement, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppels. SFAS 143 is effective for Thomson beginning on January 1, 2003. We do not expect the adoption of SFAS 143 to have a material impact on our financial position or results of operations.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 nullifies the current guidance in EITF Issue No. 94-3 (previously defined) for accounting for these types of costs. SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized only when the liability is incurred. In addition, SFAS 146 requires most liabilities to be recorded at their fair value. SFAS 146 is to be applied prospectively to exit or disposals of activities initiated after December 31, 2002 though early adoption is permitted. Thomson will adopt SFAS 146 as of January 1, 2003. Exit or disposal plans initiated prior to the adoption of SFAS 146 will continue to follow the guidance pursuant to EITF 94-3. The adoption of SFAS 146 is not expected to have a material impact on our financial position or results of operations. The statement will however, affect the timing and recognition of certain exit costs in the future for new exit plans and will generally result in those costs being recognized later than under EITF 943

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 31 (e) to our consolidated financial statements for disclosures related to stock based compensation. Thomson intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirement for Guarantees, including Indirect Guarantee of Indebtedness of Other” (“FIN 45”), which requires additional disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, the liability for the fair value of the obligation when issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and provided in Note 31 z xi) to our consolidated financial statements in the U.S. GAAP reconciliation. The liability recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. Thomson is currently assessing what the impact of FIN 45 liability recognition will have on its consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public companies with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. We are currently assessing what the impact of FIN 46 will be on our financial statements. The Company discloses in Note 25 a) to its consolidated financial statements two transactions with two special purposes entities. It is reasonably possible that these two entities will qualify as VIEs as defined by FIN 46 and that the Company will qualify as the primary beneficiary. Disclosure required by paragraph 26 of FIN 46 as it relates to these two entities is given in Note 25 a) to the consolidated financial statements.

In November 2002, the EITF reached a consensus on issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on a model to be used to determine when a revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is currently assessing what the impact of EITF 00-21 will be on its financial statements. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements and the cumulative effect of a change in accounting principle will be recorded in accordance with APB Opinion No. 20, “Accounting Changes”.

Evolution of division structure

In 2002, Nextream, which was previously included in the Digital Media Solutions segment, was managed within the Consumer Products segment. Our consolidated financial statements for 2001 and 2000 have been restated accordingly.

Starting January 1st, 2003, in order to further stress customer focus and simplify the Group’s structure, Thomson formed four divisions and believes its activities can be summarized as set out below:

Clients	Content owners	Network operators	Manufacturers & Technology		Retailers
Divisions	Content & Networks		Licensing	Components	Consumer products
Activities	Post- production Media Asset Management Replication services for Film, DVD, VHS Distribution Theater services	Broadcast Equipment Network Equipment & Software Broadband STBs	Thomson Trademarks Thomson Licensing Third Party Licensing	Displays Optical modules IC design	CP Services Essentials (PAV—Portable Audio/Video, Communications; Accessories) CP Mainstream (TV, HAV—Home audio/video)

•	Content and network activities (39% of 2002 Group net sales) comprising the video content preparation and distribution activities under the Technicolor® trademark (post-production, media asset management, replication and distribution services for Film, DVD and VHS) and Screen-Advertising businesses (ScreenVision, theater services), and the Broadcast and network equipment and services and Broadband access products businesses;

•	Consumer Products (42% of 2002 Group net sales) comprising Televisions and Home Audio/Video products (Consumer Products Mainstream) and Accessories, Personal Audio/Video and Telephony products (Consumer Products Essentials). The Group is also seeking to expand the services it offers its retail clients;

•	Components (15% of 2002 Group net sales) comprising the same activities as the former Displays and Components division;

•	Licensing (4% of Group net sales), the former Patents and Licensing division.

The operations of the former New Media Services division has been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content and Network activities (principally the screen-advertising activity).

Results of Operations for 2002 and 2001

These comments on our 2002 and 2001 results present an analysis of net sales and operating income by division, followed by comments on our consolidated results.

Changes in scope of consolidation

On December 17, 2001, Thomson acquired Alcatel’s DSL activity. This activity has been fully consolidated since January 1, 2002.

Thomson Zhaowei multimedia, a joint-venture formed in the second half of 2001 with Beijing C&W Electronics (Group) Co, Limited, situated in Beijing, China, is 55% held by Thomson multimedia Asia and consolidated under the pro rata method since January 1, 2002. This joint-venture develops, manufactures and sells TVs and digital set-top boxes. The subsidiary was shown at cost under “Other investments” in 2001 because no significant activities occurred during 2001.

On January 2, 2002, Victor Company of Japan Limited sold its 50% interest in J2T Holding GmbH to Thomson. After this transfer, J2T Video Tonnerre is now 100% owned by Thomson. This company has been fully consolidated since January 1, 2002.

On January 31, 2002, in accordance with the contract signed in 2001, Thomson exercised its call option and purchased from Philips an additional 16.67% interest in BTS Holding International B.V. and in September 2002 purchased the remaining 16.67%. The Group now holds 100 % of BTS Holding International B.V.

On February 20, 2002, the Group acquired 100% of Vidfilm, a privately held digital post- production services company with operations in the Los Angeles area, London, and Singapore. This company has been fully consolidated since February 20, 2002.

On February 25, 2002, the Group acquired a business related to the DVD compression, authoring, regionalizing and related services business from Still In Motion LLC and two private vendors, which has been fully consolidated since February 25, 2002.

On March 1, 2002, the Group acquired all the shares of Grass Valley Group, a leading supplier of digital broadcasting equipment. This company has been fully consolidated since March 1, 2002.

On April 4, 2002, the Group acquired all the shares of Southern Star Duplitek Pty Limited in Australia. Duplitek is an Australian leader in manufacturing and distribution activities of pre-recorded DVD and videocassette. This company has been fully consolidated since April 4, 2002.

On May 7, 2002 the Group formed ScreenVision Holdings (Europe) Limited, a 50-50 joint venture with Carlton Communications Plc to purchase the entire issued share capital of Circuit A in France, and RMB II, a subsidiary formed by Régie Media Belge (RMB) in Europe in order to acquire the cinema screen advertising business owned by UGC and RTBF (Radio Télévision Belge de la Communauté Française) in certain European countries. This acquisition has been consolidated under pro rata method since the closing, which occurred on June 28, 2002.

On June 25, 2002, the Group acquired Panasonic Disc Services Corporation (PDSC), a company specialized in DVD replication services and distribution in the U.S. and DVD replication services in Europe. This company has been fully consolidated since June 25, 2002.

On June 28, 2002, Thomson acquired Grundig’s set-top box activity through the acquisition of the Digital Intermedia System Business (“DIS Business”). The DIS Business comprises a manufacturing and two research and development facilities. This company has been fully consolidated since June 28, 2002.

On September 19, 2002, ScreenVision U.S., a 50-50 joint-venture of the Group with Carlton Communications Plc., acquired 100% of the U.S. operations of Val Morgan, a division of Television Media Services specialized in cinema advertising business. This company has been consolidated using pro rata method since September 19, 2002.

In January, 2002, 33.33% of A Novo Comlink Espana (Spain) was sold by ATLINKS to A Novo, in accordance with a contract signed with the purchaser in 2000. ATLINKS sold its remaining interest of 33.33% in December 2002.

Notification of threshold crossing in the share capital of French companies

Under article L.223-6 of the Code de Commerce, we disclosed that in 2002, Thomson increased its ownership percentage in KEYMRO (Paris) from 28% to 36% and in TECHFUND CAPITAL EUROPE (Paris) from 10% to 20% .

Changes in accounting principles

Regulation 00-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities was required to be adopted in 2002. The cumulative effect of this change in accounting principles as of January 1, 2002 is nil. The effect mainly relates to the recognition of restructuring accruals which are generally recognized later than under the previous French GAAP practice. Had the new accounting rules been applied retroactively, shareholders’ equity would have increased by an amount of € 118 million as of January 1, 2000 with a corresponding decrease in the restructuring reserve. Net income would have decreased by € 15 million and € 111 million respectively for the twelve months periods ended December 31, 2000 and December 31, 2001.

Reclassification in the presentation of Income Statements

In 2001, the Emerging Issues Task Force (EITF), issued EITF 01-09, which codified and reconciled EITF 00-14, EITF 00-22 and EITF 00-25. These EITF’s prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to resellers and end consumers. The effect of this pronouncement on Thomson’s consolidated financial statements was a decrease in “net sales” of € 84 million, € 103 million and € 99 million respectively for the twelve month periods ended December 2002, 2001 and 2000, with a symmetrical change in “Selling, general and administrative expenses” for some cooperative advertising and promotion expenses previously classified under marketing expenses. There is consequently no impact on operating profit. Thomson elected to apply this rule, which is not specifically addressed under French GAAP, in order to limit the differences with the financial statements filed with the U.S. SEC.

Analysis by division

Digital Media Solutions

Consolidated net sales for the Digital Media Solutions division totaled € 2,686 million in 2002 compared with € 1,758 million in 2001. At constant 2001 exchange rates, consolidated net sales would have totaled € 2,814 million, an increase of 60% compared with 2001, attributable primarily to acquisitions of the year and a full year of operations for Technicolor.

This division, for which we reported results for the first time in 2001, combined our existing professional equipment business with the businesses that we acquired or formed during the first half of 2001, which include the Technicolor and Philips professional broadcast businesses. The acquisition in March 2002 of Grass Valley Group and in June 2002 of Panasonic Disc Services consolidated our position in the professional broadcast equipment and optical disc (DVD and CD) replication markets. A number of smaller acquisitions also focused on strengthening specific service capabilities and our geographical presence: post-production, DVD compression and authoring services in North America (Vidfilm and Still in Motion), VHS and optical disc replication in Australia (Southern Star Duplitek), distribution services in Canada (Victoria Films). On a constant scope of consolidation, consolidated net sales increased by 5.9% in 2002, or by 11% excluding currency effects.

Activity in the division’s core segments increased sharply during the year. Within Home Entertainment Services, 566 million DVD were replicated during the year, around three times last year volumes, as a result of rapidly growing demand for this entertainment format, with demand exceeding capacity. VHS replication volumes declined only by 3% in 2002 compared to last year. During 2002, DVD units represented 57% of video packaged media, as compared to 30% in 2001. The major releases in 2002 were Harry Potter, Ocean’s Eleven, Lord of the Rings, Minority Report, and Monsters’Inc. Increased packaging and distribution activity also contributed to growth in the year.

Within Technicolor’s Entertainment Services, Film replication remained strong with film footage up 4% compared to 2001, and exhibition print volumes up 32%. Post-production benefited from sharply higher volumes, notably in compression and authoring, preservation, sound and post-production activity.

In 2002, Broadcast net sales declined compared to 2001 reflecting a continued slow advertising market, that negatively affected Broadcaster’s equipment investments.

Operating income for the Digital Media Solutions division amounted to € 372 million in 2002 compared with € 242 million in 2001. The division’s profitability was negatively impacted by the translation of U.S. dollar denominated operating incomes into euros by € 19 million during the year. The division’s 2002 operating margin reached 13.9 % compared to 13.8% in 2001 driven by costs controls, the start of production moves to lower-cost facilities and facility consolidation in Home Entertainment and Creative and Theater Services, partially offset, as expected, by some price declines and lower profitability of the Panasonic Disc Services business acquired in June 2002, which still needs to be fully integrated within the division. The Broadcast Equipment segment remained profitable. Substantial progress was made in integrating the Grass Valley Group business, leading to improved operating results, especially during the last months of the year. Grass Valley has now been consolidated as the worldwide trademark and brand for Thomson’s professional broadcast equipment and services.

Displays and Components

Total net sales for the Displays and Components division amounted to € 2,224 million in 2002, including internal sales of € 664 million to the Consumer Products division. This represents a decrease in total net sales of 7.3% compared with € 2,398 million in 2001. Consolidated net sales for Displays and Components totaled € 1,560 million in 2002, a decrease of 5.1% compared with € 1,642 million in 2001. At constant 2001 exchange rates, consolidated net sales in 2002 would have totaled € 1,618 million, representing a decrease of 1.5% compared with 2001. This foreign exchange impact is mainly linked to the fall of the U.S. dollar compared to the euro in 2002.

The 1.5% decrease in consolidated net sales at constant exchange rates reflected an increase of volumes in Europe and in China, offset by a decrease in the United States. Prices of large size tubes declined sharply, notably in North America, as significant competition from Asia imports of televisions impacted customers. Prices of very large size tubes remained more stable, with demand outstripping supply, notably for true flat. Volumes in North America were higher in large and very large sizes but decreased on a whole as Thomson exited the mid size tube business at the end of 2001. In Europe and Asia, volumes across all sizes increased, particularly in Asia, although price pressure stemming from a strengthening Euro resulted in broadly flat year-over-year sales. The Group gained value market shares both in North America and in Europe in large and very large size curved tubes.

Our optical components revenues increased during the first semester, but declined during the second as we had no revenues from games modules. The optical component activities were affected by significant price pressure, especially in the second part of the year, in core products such as optical drives for DVD players.

Operating income for the Displays and Components division amounted to € 84 million in 2002, compared with € 111 million in 2001. This decrease reflected primarily reduced net sales of the division resulting from a decline in tube net sales in the United States. This negative factor was partly offset by improved tube net sales in Europe and a reduced fixed and direct labor cost base. During the year, we took strong actions to contain costs and improve operational performance across all segments in the face of heavy pricing pressures, which allow us to improve our profitability semester after semester. Tubes profitability globally improved in the second semester. Profitability in Europe and China, for its first full year of operations, was maintained whereas the North American tube operations remained unprofitable, despite the improved mix and a first time contribution from Mexicali. The profitability of the optical components business was impacted by the DVD players volumes, especially at the end of the year and the lack of game consoles business in the second half.

In response to these operating conditions and in order to improve further the Displays and Components division’s cost structure, we continued the implementation of the TIGER reengineering program in North America in 2002, which aims to improve product mix, improve the division’s fixed cost structure and reduce overhead. In February 2003, we announced that the Group would reduce large screen picture tube output by approximately one-third in its Marion plant in the United States during the first quarter 2003, notably through the lay-off of one tube line in February 2003. In 2003, a large tube line will be fully operational in Mexicali, Mexico, where Thomson already produces very large size tubes, and in our Chinese production facilities a second production line will be installed during the second quarter 2003.

Consumer Products

Consolidated net sales for the Consumer Products division totaled € 5,444 million in 2002, a decrease of 16.8% compared with € 6,542 million in 2001. At constant exchange rates,

consolidated net sales would have totaled € 5,686 million, a decrease of 13.1% compared with 2001.

Retail consumer products contributed to € 4,415 million to net sales in 2002, a decline of 13.2% from 2001, while Broadband Access Products contributed to € 1,029 million to net sales in 2002, a decline of 29.2% from 2001.

Retail consumer products

Key trends during the year were the successful launch of our higher-end Scenium range and the negative impact of increased competition from Asia. Overall revenues decreased largely due to slower overall market demand and increased competition. Progress was made in the higher-end segment, corresponding to the launch of the Scenium product range in autumn 2002 in the U.S market under RCA brand.

The Group noted impact on its Consumer Products—Retail activity of the labor dispute affecting U.S West Coast port deliveries in October and November 2002. This dispute resulted in lower sales and operating profits as well as higher inventories.

The TV business recorded value market share gains in higher-end-televisions and significant growth in sales of digital televisions. The improved product mix combined with the impact of strong cost-controls offset increased competition from lower priced imports, notably from Asia and for core value TVs, leading to increased profitability within the television business in the Americas. Revenues from television in Europe were stable compared to 2001 driven by volume and product mix improvements, which more than offset price pressures.

The Audio, Video and Communications businesses recorded market share gains and an improved mix offset price pressure and some areas of weaker demand, particularly in Audio. The U.S West Coast port dispute impact was felt mainly in these businesses, however, Audio, Video and Communications still improved profitability for the second half and the year.

The Accessories business improved operating results driven by mix, structure optimization associated with business relocation, and working capital improvements.

Broadband Access Products

The Broadband Access products activity suffered from continued weak demand in 2002, particularly in the Americas where the Group’s set-top-boxes sales decreased sharply compared to 2001. The Group sold 5.4 million decoders and cable modems (excluding DSL modems) worldwide in 2002 compared to 6.8 million in 2001. The integration of the UK decoder business (acquired from Grundig) in June 2002 was successful and over 400,000 decoders were sold during the second half of the year.

Consolidated operating income for the Consumer Products division totaled € 41 million in 2002, compared with € 138 million in 2001. The decrease in the Consumer Products’ division’s operating income in 2002 compared with 2001 reflected primarily reduced net sales for the division, in particular of the decoder business and core consumer electronics products in the Americas, partially offset by the positive effects of our repositioning strategy towards higher margin consumer electronics products (Scenium range) in the Americas, as well as strong cost controls and reduction in fixed and direct labor costs resulting from the implementation of the division’s restructuring and reengineering programs in the Americas and in Europe. Thus the contribution of Broadband Access Products to the Consumer Products division decreased by € 166 million to € 37 million, whereas the contribution of retail consumer electronics increased by € 69 million to € 4 million for the same period.

Patents and Licensing

Net sales from the Patents and Licensing division reached € 429 million in 2002 compared with € 395 million in 2001, an increase of 8.6%. At constant 2001 exchange rates, consolidated net sales would have totaled € 443 million in 2002, an increase of 12.2% compared to 2001. This performance reflects the success of the new programs launched during the year such as DVDs and Digital Set-Top-Boxes and the benefit of Thomson’s joining the MPEG LA patent pool in July 2002. Revenues from those sources more than offset volume declines in mainstream consumer products licensing programs. In 2002, Thomson filed 553 priority applications, an increase of 14.7% compared with 2001. 50% of the Division’s revenues in 2002 were from digital-based programs or sources.

Consolidated operating income for the division totaled € 387 million in 2002, an increase of € 49 million compared with 2001.

New Media Services

During 2002, the division benefited from the full year contribution of the ScreenVision U.S joint venture with Carlton, Val Morgan (acquired in September 2002) and ScreenVision Europe (acquired in June 2002). Our interactive television service TAK, launched in early 2001 was discontinued in 2002 and related services were transferred to a services provider.

The New Media Services division posted net sales of € 58 million in 2002, compared with € 44 million in 2001, out of which € 49 million related to the screen advertising activities.

The division recorded an operating loss of € 45 million in 2002, an improvement of € 37 million compared to 2001. This improvement results mainly from contributions from the U.S screen advertising businesses and cost-cutting efforts, and the recording of TAK operating loss as discontinued. These division’s remaining activities have been absorbed into other Group divisions in 2003.

Consolidated Results

Net sales

Consolidated net sales in 2002 totaled € 10,187 million, a decrease of 2% compared with € 10,391 million in 2001. At constant 2001 exchange rates, consolidated net sales increased by 2.3%. This revenue growth at constant exchange rates reflects the consolidation of the Digital Media Solutions division driven primarily by newly consolidated entities (Panasonic Disc Service

Corporation, Southern Star Duplitek, Grass Valley Group, Vidfilm, Victoria Film, DSL modem business), as well as full year of revenues for Technicolor and also by organic growth programs and initiatives such as the TWICE program, aiming at doubling the Digital Media Solutions net sales by the end of 2004, and the consolidation of our customer base. On a constant scope of consolidation, consolidated net sales decreased by 11.9% in 2002, or by 8% at constant exchange rates.

Operating income

Cost of sales amounted to € 7,761 million in 2002, or 76.2% of net sales, a decrease of 4.4% compared with cost of net sales of € 8,116 million in 2001, or 78.1% of net sales. This positive performance was primarily attributable to strong gains in raw materials and finished goods sourcing.

As a result, gross margin was € 2,426 million in 2002, or 23.8% of net sales, compared with € 2,275 million in 2001, or 21.9% of net sales.

Selling and marketing expenses amounted to € 916 million or 9.0% of net sales in 2002, compared with € 888 million, or 8.5% of net sales in 2001. At constant 2001 exchange rate and constant scope of consolidation, the selling and marketing expenses decreased by 0.9%.

Administrative expenses amounted to € 418 million or 4.1% of net sales in 2002, compared with € 383 million, or 3.7% of net sales in 2001. On a constant scope of consolidation and at constant 2001 exchange rate, administrative expenses increased by 4.4% to € 400 million.

However, the selling and general administrative expenses fell in absolute terms by 2,8% during the second semester 2002 compared to the second semester 2001, and by 4% compared to the first semester 2002, due to strong cost controls throughout the Group in order to maintain its cost structure in the face of falling sales.

Research and development expenses net of external funding were € 374 million in 2002, an increase of 1.6% compared with € 368 million in 2001. External funding is comprised principally of grants from national or European Union (EU) government agencies and is accounted for as income based on the stage of completion of the project and is directly deducted from research and development costs. Excluding government agency subsidies of € 12 million in 2002 and € 15 million in 2001, research and development expenses were € 386 million in 2002 compared with € 383 million in 2001. For more information on the accounting treatment of research and development expenses, please refer to Note 4 to our consolidated financial statements.

As a result of the above factors, consolidated operating income reached € 718 million in 2002, or 7.0% of net sales, an increase of 13% compared with € 636 million in 2001, or 6.1% of net sales. This increase primarily reflects the success of the Group’s repositioning, and especially the expansion of its business with content owners through the Digital Media Solutions segment, which is showing strong organic growth with improved profitability.

•	Operating income under U.S. GAAP

Under French GAAP, operating income was € 718 million in 2002 or 7.0% of net sales, an increase of € 82 million, as compared to operating income of € 636 million in 2001. Under U.S. GAAP, we recorded, in 2002, operating income of € 465 million compared to operating income of € 204 million in 2001.

There are material differences between French GAAP and U.S. GAAP. The difference in operating income as reported under U.S. GAAP versus French GAAP in 2002 resulted mainly from reclassifications and restatements related to restructuring reserves, pension plans interest costs, certain intangible assets amortization and accruals for a number of provisions which have different classifications under French and U.S. GAAP.

Reclassification and restatements due to differences in the criteria and the timing of recording restructuring provisions between U.S. GAAP and French GAAP represent € 140 million in 2002 compared to € 211 million in 2001.

Reclassifications of pension plans interest costs related to shut-down activities, included in the financial result under French GAAP and classified as operating expenses under U.S. GAAP amount to € 26 million in 2002 compared to € 20 million in 2001;

Excluding restructuring expenses, reclassifications from “Other income (expense), net” under French GAAP to “Operating income (loss)” under U.S. GAAP amount to € 10 million in 2002 and € 97 million in 2001.

Customer and supplier relationships having a finite useful-life are amortized under U.S. GAAP for an amount of € 26 million in 2002 whereas they are not under French GAAP.

Please refer to Note 31 and 32 to our consolidated financial statements for a further discussion of the principal differences between French and U.S. GAAP.

Financial result

Net interest income

Net interest income amounted to € 9 million in 2002, compared with a net interest expense of € 29 million in 2001. Net interest expense included primarily the interest on promissory notes issued to Carlton in connection with the acquisition of the Technicolor businesses and on the 1% convertible/exchangeable bonds issued in 2000 and 2002 (2000 OCEANE and 2002 OCEANE) and due respectively in 2006 and 2008. For more information on these convertible/exchangeable bonds, please refer to Note 21 to our consolidated financial statements. The change in net interest expense during 2002 in comparison to 2001 is mainly due to lower swap costs due to sharply lower U.S. dollar interest rates. The swap costs or income occur when we swap euro deposits of our European affiliates into U.S. dollar to lend to our U.S. affiliates.

Other financial expense

Other financial expense totaled € 137 million in 2002, compared with € 160 million in 2001. Other financial expense in 2002 and 2001 primarily related to valuation allowances on other investments carried at the lower of cost or market value, generally investments in technology companies, and also included other expenses, such as pension plans interest cost in Germany and the United States related to shut-down activities. Please refer to Note 5 to our consolidated financial statements for additional information on other financial expense.

Other income and expense, net

Other income and expense represented a net expense of € 96 million in 2002, compared with net income of € 8 million in 2001.

Other income and expense also includes restructuring costs, nets, which were € 141 million in 2002 compared with € 107 million in 2001. Restructuring costs, nets, in 2002 mainly consist of:

•	the TIGER program within the Displays and Components division for € 43 million relating to the closure of the Scranton tube plant in North America and the storage and digital modules activity.

•	the continuation, notably in the United States, within the Consumer Products division, of the GROWL Program for productivity improvements for € 56 million, especially in manufacturing, sales, after-sales and accessories; and

•	the continuation of the SAFE program for € 14 million within the communications manufacturing activity.

For more information on restructuring costs as they relate to our reengineering and restructuring programs please refer to Note 6 to our consolidated financial statements.

In 2002 and 2001 these amounts included gains on the disposal of investments, realized mainly from the disposal of shares of unconsolidated investments.

In 2002, the line “Other income (expense), net” also included fixed assets write-offs for € 15 million and the operating and restructuring costs of TAK activity, which has been discontinued in 2002 (€ 13 million).

For additional information on other income and expense, please refer to Notes 3 and 6 to our consolidated financial statements.

Amortization of goodwill

Goodwill amortization was € 78 million in 2002 compared with € 49 million in 2001. This increase reflects mainly the consolidation of the Panasonic Disc Services Corporation (€ 8

million), Alcatel’s DSL activity (€ 7 million), and Grass Valley Group (€ 6 million).

Income tax

Income tax expense fell significantly in 2002 to € 56 million compared to € 139 million in 2001.

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French tax authorities dated November 6th, 2002, Thomson S.A. (the parent company) files a worldwide consolidated tax return. This tax agreement has been retroactively applied as January 1, 2001 and will expire on December 31, 2005 unless renewed. Therefore, in 2002, the Group benefited from a refund related to its 2001 tax expense of € 33 million and from a lower current tax charge due to the worldwide tax consolidation.

In 2002, the Group recorded a net deferred tax asset of € 22 million. This amount includes in France a net of € 47 million corresponding to the recognition of a tax benefit related to long term capital losses and valuation allowances on ordinary tax rate deferred assets, and € (25) million related to foreign entities.

Our effective tax rate, defined as the ratio of income tax expense to consolidated income before taxes, goodwill amortization, minority interests and equity investments, was 11.3% in 2002 compared to 30.5% in 2001. For additional information, please refer to Note 7 to our consolidated financial statements.

Net income

Minority interests expense amounted to € 13 million in 2002 compared with € 22 million in 2001. The decrease of minority interest reflects mainly the improvement of ATLINKS net result in 2002.

As a result of the factors discussed above, we recorded net income of € 373 million in 2002 compared with € 286 million in 2001. Net income as a percentage of net sales reached 3.7%, compared with 2.8% in 2001.

Before amortization of goodwill, earnings per share reached € 1.63 in 2002, compared with € 1.22 in 2001, or an increase of 34%. Earnings per share take into account an increase in the average number of shares to 277.2 million shares in 2002 from 274.2 million in 2001 (after taking into account the issuance in March 2001 of redeemable bonds to Carlton which were redeemed in Thomson shares in 2002). Please refer to Notes 2 and 17 to our consolidated financial statements for more detailed information on these redeemable bonds.

•	Net income under U.S. GAAP

Under U.S. GAAP we recorded net income of € 351 million in 2002 compared to € 191 million in 2001. The difference in net income under U.S. GAAP versus French GAAP in 2002 mainly relates to the accounting treatment of derivative instruments, the reversal of goodwill amortization recorded under French GAAP, and purchase price allocation and amortization of intangibles resulting from our recent acquisitions as well as pension and termination benefits.

There are material differences between French GAAP and U.S. GAAP. Please refer to Notes 31 and 32 to our consolidated financial statements for a further discussion on the principal differences between French and U.S. GAAP.

Results of Operations for 2001 and 2000

These comments on our 2001 and 2000 results present an analysis of net sales and operating income by division, followed by comments on our consolidated results.

Evolution of division structure

In 2001, Nextream was included in Digital Media Solutions. In 2002, it was managed as part of the Consumer Products division and our consolidated financial statements for 2001 and 2000 have been restated accordingly.

Changes in scope of consolidation

Effective January 1, 2001, we acquired 66.67% of the outstanding common stock of BTS Holding International B.V., under which Philips’ professional broadcast activities are grouped, and have consolidated this business since that date.

On February 15, 2001, we and Alcatel joined our interactive video network equipment activities by contributing our respective assets into Nextream, a business of which we hold 75% and Alcatel 25%. We have the control of the business and began consolidating this activity on February 15, 2001.

On March 16, 2001, we acquired the Technicolor businesses, which comprised 70 legal entities and involved the direct acquisition of all the shares of five holding companies. We started consolidating these activities on March 17, 2001. Refer to Note 2 to our consolidated financial statements for further information.

On July 31, 2001, we acquired 100% of a company called “Miles O’ Fun”, an audio post-production company which complements our post-production businesses acquired with Technicolor. We started consolidating this company at that date.

The above mentioned changes in scope of consolidation affected our Digital Media Solutions division and had a material impact on our results of operations in 2001. Changes in scope of consolidation are analyzed in further detail in Note 2 to our consolidated financial statements.

In July 2001, we and Carlton joined our screen advertising business into a 50-50 joint venture called “Technicolor Cinema Advertising” in the United States (doing business as “ScreenVision”). We have joint control over the venture with Carlton. We began consolidating this company using the pro rata consolidation method in July 2001. This joint venture was included in the New Media Services division in 2001.

On December 17, 2001, we acquired from Alcatel its DSL modem activity and started consolidating this activity at January 1, 2002.

Changes in accounting principles

Until January 1, 2001, we amortized our RCA® trademark over 20 years. Beginning 2001 we adopted the policy of not amortizing intangible assets with indefinite economic life (excluding goodwill) in order to conform with the accounting method widely used in France. The RCA® trademark is the only previously amortized intangible asset that is no longer being amortized. Such intangibles are subject to an impairment test when there is indication of decline in value. The change in amortization has been accounted for prospectively, and previously recorded as accumulated amortization charges have not been reversed. If the same amortization policy had been used in 2000, cost of sales would have been reduced by € 4.1 million.

Analysis by division

Digital Media Solutions

Consolidated net sales for the Digital Media Solutions division totaled € 1,758 million in 2001 compared with € 62 million in 2000. This division, for which we reported results for the first time in 2001, combined our existing professional equipment and the businesses that we acquired or formed during the first half of 2001, which include the Technicolor and Philips Broadcast businesses. Due to the acquisition dates of the Technicolor businesses, the division’s results for 2001 reflect the results of these businesses for only part of the year. For the acquisition dates of these businesses, please refer to “—Changes in scope of consolidation” above.

The businesses in the Digital Media Solutions division posted positive net sales performance with the exception of Broadcast Solutions. More particularly, compared to 2000, Technicolor posted a 6% year-on-year unit growth in pre-recorded DVD and videocassette shipments. This increase in DVD and videocassette sales volumes primarily resulted from an increase in DVD unit sales compared to the previous year driven by major releases of new movies such as Shrek and Pearl Harbor and the increase in DVD catalog titles, which more than offset a gradual decline in videocassette sales volumes. The increase in DVD sales volumes also more than offset the reductions in average selling prices of DVDs. In addition, Technicolor content services net sales were stable despite the negative impact of the Hollywood Screen Actors Guild dispute and the effect of the events of September 11, which resulted in the postponement of certain box-office releases.

In 2001, Broadcast Solutions net sales were negatively impacted by a difficult advertising environment for broadcasters, to which was added the negative effect of the events of September 11 which led to a significant reduction in their equipment investments. However, Broadcast Solutions maintained its global value market share positions in 2001.

Operating income for the Digital Media Solutions division amounted to € 242 million in 2001 compared with an operating loss of € 10 million in 2000. This performance mainly reflects the consolidation of the Technicolor and Philips Broadcast businesses but also increases in DVD shipment volume, economies of scale and operational synergies during the period, which more than offset the significant average unit price reductions in DVDs.

Displays and Components

Total net sales for the Displays and Components division amounted to € 2,398 million in 2001, including internal sales of € 756 million to the Consumer Products division. This represents a decrease in total net sales of 6.0% compared with € 2,550 million in 2000. Consolidated net sales for Displays and Components totaled € 1,642 million in 2001, a decrease of 2.6% compared with € 1,686 million in 2000. At constant 2000 exchange rates, consolidated net sales in 2001 would have totaled € 1,615 million, representing a decrease of 4.2% compared with 2000. This foreign exchange impact is mainly linked to the rise of the U.S. dollar compared to the euro in this period.

The 4.2% decrease in consolidated net sales, at constant exchange rates, reflected a decrease of 5.8% in sales volumes, primarily attributable to the difficult tube market in the United States. This negative factor was partially offset by an increase of 1.7% in average selling prices for the division in 2001 resulting mainly from a product mix improvement in our tube and optical component businesses.

Following strong demand in 2000, net sales in the tube business in North America were severely impacted by overcapacity in all segments, compounded by a weak general economic environment, which led to significant price decreases. In the context of these very difficult market conditions, we pursued our repositioning towards high-end tubes, increasing our value market share in the higher margin, very large tube size segment in the United States by approximately three percentage points. Tube net sales continued to grow in Europe, reflecting an 11% increase in large and very large-size tube unit sales and resulting in a one percentage point gain in value market share.

The optical components business posted net sales growth driven by sales of Xbox modules to Microsoft at the end of the year.

Operating income for the Displays and Components division amounted to € 111 million in 2001, compared with € 262 million in 2000. This decrease reflected primarily reduced net sales of the division resulting from a decline in tube net sales in the United States. This negative factor was partly offset by improved tube net sales in Europe and a reduced fixed and direct labor cost base.

In addition, our tube activity operations in the United States were impacted by a significant temporary interruption in a glass production line in our Circleville, Ohio plant related to defects in components, for which we filed an insurance claim.

In response to these operating conditions and in order to improve further its cost structure, we accelerated the implementation of the TIGER reengineering program in North America in 2001, which aims to improve product mix, improve the division’s fixed cost structure and reduce overhead. In July 2001, we closed our large tube manufacturing facility in Scranton (Pennsylvania). Additionally, in October 2001, we discontinued mid-size tube production at our Marion, Indiana facility. Finally, in December 2001, we closed our Mexico City production facility in order to discontinue our remaining mid-size tube production as well as concentrate gun production at our other sites. At the same time, we completed the construction of our very-large size tube production plant in Mexicali, Mexico, which started production in January 2002 and at which production ramped up during 2002.

Consumer Products

Consolidated net sales for the Consumer Products division totaled € 6,542 million in 2001, a decrease of 4.5% compared with € 6,849 million in 2000.

This decrease reflects a 4% decline in sales volumes, primarily attributable to lower television and VCR sales in the United States. In 2001, average selling prices for the division decreased by 2%, resulting from significant price reductions on certain product categories offset in part by an improvement in product mix. In particular, residential communication products, DVD players and cable modems experienced significant price reductions, while the positive development in the product mix was driven by unit sales growth in high-end products, notably in televisions in Europe and in audio products in the Americas.

Retail consumer electronics products

Following a very dynamic year in 2000, net sales in the television and video activity in the United States were affected by difficult market conditions for mainstream product categories, including VCRs and analog televisions, despite significant growth in digital product markets, such as for DVD players, and in certain high-end television markets, such as for projection televisions. In particular, the digital television and the DVD player markets in the United States increased in volume. Net sales in the United States were also negatively impacted by our decision in 2001 to carefully privilege price over sales volumes to protect our operating income. The weak performance in the United States was partly offset by increases in television and video net sales in Europe, resulting in continued value market share gains of the THOMSON® brand, with particularly strong improvement in projection televisions (increase of four percentage points in value market share).

Audio product net sales continued to grow in the United States and in Europe, gaining approximately one percentage point in value market share in the United States, while ATLINKS net sales were slightly down despite an approximate one percentage point gain in value market share in the United States.

Broadband Access Products

Broadband Access Products net sales were impacted by a decline in sales to DIRECTV subscribers in the United States. However, net sales for our decoder operations in Europe and for cable modems in the United States continued to grow significantly. Unit sales of decoders and cable modems combined were 6.8 million in 2001, unchanged in comparison with 2000. Following an exceptional year in 2000, the decline in DIRECTV system unit sales in the United States in 2001 was partly offset as we gained approximately 4 percentage points in volume market share with DIRECTV, resulting in a 57% volume market share with this operator for 2001. This decline in the United States was partially offset by the strong performance in decoder sales in Europe, primarily to Canal+, and continued growth in cable modem unit sales in the United States. Nextream’s activities were negatively impacted by very difficult market conditions in 2001.

Consolidated operating income for the Consumer Products division totaled € 138 million in 2001, compared with € 185 million in 2000. The decrease in the Consumer Products division’s operating income in 2001 compared with 2000 reflected primarily reduced net sales for the division, in particular of the decoder business in the Americas, partly offset by the positive effects in Europe of our repositioning strategy towards higher margin consumer electronics products. The impact of reduced net sales on 2001 operating income was only partly offset by a reduction in fixed and direct labor costs resulting from the implementation of the division’s restructuring and reengineering programs in the Americas and in Europe. Within the division, Broadband Access Products recorded significantly higher profitability levels than other Consumer Products categories.

Patents and Licensing

Net sales from the Patents and Licensing division reached € 395 million in 2001 compared with € 378 million in 2000, an increase of 4.5%. At constant 2000 exchange rates, consolidated net sales would have totaled € 370 million in 2001, a decrease of 2.1% compared to 2000. This performance reflects the impact of foreign exchange variations largely attributable to the conversion of U.S. dollars into euro as well as the negative impact of the softening of worldwide industry sales volumes, particularly in the second and third quarters of the year. In 2001, Thomson filed 482 priority applications, an increase of 12% compared with 2000.

Consolidated operating income for the division totaled € 338 million in 2001, an increase of € 19 million compared with € 319 million in 2000.

New Media Services

We have enlarged the scope of our New Media Services division to take into account our repositioning towards media customers. Previously, the division was focused solely on the field of interactive television revenues from a consumer-orientated customer base. Thomson actively pursued a number of initiatives with business customers that have complemented and broadened our existing activities in this field.

The New Media Services division posted net sales of € 44 million in 2001, compared with € 9 million in 2000. This amount includes € 24 million generated by ScreenVision, the in-theater advertising business developed by Technicolor and integrated into the division in 2001. In addition, we pursued two initiatives, namely the deployment of televisions equipped with on-screen electronic program guides (EPGs) in the United States and through TAK®, the interactive television service we launched in France in early 2001. At the end of 2001, we had an installed base of 6.5 million RCA® televisions equipped with electronic program guides in the United States, which enabled sales of advertising space to broadcasters and corporate advertisers.

The division recorded an operating loss of € 82 million in 2001, a level comparable with 2000. This level was maintained by tightly controlling the costs incurred in connection with the deployment of the two above-mentioned initiatives.

Consolidated Results

Net sales

Consolidated net sales in 2001 totaled € 10,391 million, an increase of 15.5% compared with € 8,995 million in 2000. At constant 2000 exchange rates, consolidated net sales increased by 13.5%. This revenue growth reflects the development of the Digital Media Solutions division driven by newly integrated entities (Technicolor, Philips Broadcast, Nextream). On a constant scope of consolidation, consolidated net sales decreased by 3.5% in 2001.

Operating income

Cost of sales amounted to € 8,116 million in 2001, or 78.1% of net sales, an increase of 17.4% compared with cost of net sales of € 6,915 million in 2000, or 76.9% of net sales. This negative performance in terms of cost of sales as a percentage of net sales was primarily attributable to our inability to adjust our cost of net sales in our Displays and Components and Consumer Products divisions to the decrease in net sales in those divisions.

As a result, gross margin was € 2,275 million in 2001, or 21.9% of net sales, compared with € 2,080 million in 2000, or 23.1% of net sales.

Selling and marketing expenses amounted to € 888 million or 8.5% of net sales in 2001, compared with € 899 million or 10.0% of net sales in 2000. This improvement reflected a 7% decrease in selling and marketing expenses on a constant scope of consolidation and the integration of the entities acquired in 2001 that recorded lower ratios of selling and marketing expenses on net sales.

Administrative expenses amounted to € 383 million or 3.7% of net sales in 2001, compared with € 284 million or 3.2% of net sales in 2000. This increase was principally driven by the integration of the entities acquired in 2001, which presented higher ratios of administrative expenses on net sales. On a constant scope of consolidation, administrative expenses declined by 3.2% to € 275 million.

Research and development expenses net of external funding were € 368 million in 2001, an increase of 5% compared with € 351 million in 2000. External funding is comprised principally of grants from national or European Union government agencies and is accounted for as income based on the stage of completion of the project and is directly deducted from research and development costs. Excluding government agency subsidies of € 15 million in 2001 and € 14 million in 2000, gross research and development expenses were € 383 million in 2001 compared with € 365 million in 2000. For more information on the accounting treatment of research and development expenses, refer to Note 4 to our consolidated financial statements.

As a result of the above factors, consolidated operating income reached € 636 million in 2001, or 6.1% of net sales, an increase of 16.5% compared with € 546 million in 2000, or 6.1% of net sales. This increase primarily reflects the integration of the entities acquired in 2001, which recorded higher operating income as a percentage of net sales. On a constant scope of consolidation, operating income amounted to € 379 million in 2001, a decrease of 31% compared with € 546 million in 2000.

•	Operating income under U.S. GAAP

Under French GAAP, operating income was € 636 million in 2001 or 6.1% of net sales, an increase of € 90 million, as compared to an operating income of € 546 million in 2000. Under U.S. GAAP, we recorded an operating income of € 204 million compared to an operating income of € 284 million in 2000.

There are material differences between French GAAP and U.S. GAAP. The difference in operating income as reported under U.S. GAAP versus French GAAP in 2001 resulted mainly from restatements related to restructuring provisions and to accruals for a number of provisions which have different classifications under French and U.S. GAAP.

•	Reclassification of restructuring costs from “Other income (expense), net” under French GAAP to “Operating income (loss)” under U.S. GAAP amounts to € 107 million in 2001 and € 105 million in 2000.

•	Restatements generated mostly by timing differences between restructuring cost recognition under U.S. GAAP and under French GAAP. The timing differences generated increases of restructuring costs for an amount of € 104 million in 2001 and € 11 million in 2000 under U.S. GAAP as compared to French GAAP.

In 2001, the substantial reassessment of our product portfolio, resulting in finished goods and raw material inventory and fixed asset write-offs and cancellation of purchase orders and other contracts, is included under “Other income (expense), net” under French GAAP. Under U.S. GAAP these costs (€ 64 million) are recorded under “Operating expenses”.

Under French GAAP, goodwill amortization is excluded from results of operations. Under U.S. GAAP, goodwill amortization is classified as part of operating income. The amounts represent € 49 million in 2001 and € 7 million in 2000.

Our operating income under U.S. GAAP was also affected by the accounting treatment of certain advantages granted by TSA to our employees in connection with the employee share offerings of 1999 and 2000 (an expense of € 78 million in 2000 and a gain of € 48 million in 2001). Since TSA bore the cost of these advantages, they do not represent actual cash expenses for the Group.

Please refer to Notes 31 and 32 of our consolidated financial statements for a further discussion of the principal differences between French and U.S. GAAP.

Financial result

Net interest expense

Net interest expense amounted to € 29 million in 2001, compared with € 10 million in 2000. Net interest expense included primarily the interest on promissory notes issued to Carlton in connection with the acquisition of the Technicolor businesses and interest expense relating to the 1% convertible/exchangeable bonds issued in 2000 and due in 2006 (obligations à option de conversion ou d’échange en actions nouvelles, or “2000 OCEANE”).

Other financial expense

Other financial expense totaled € 160 million in 2001, compared with € 67 million in 2000. Other financial expense in 2001 included primarily depreciation accruals on other investments (unconsolidated investments), generally in technology companies. Other financial expense also included other charges, such as pension plans interest costs in Germany. Please refer to Note 5 to our consolidated financial statements for additional information on other financial expense.

Other income and expense

Other income and expense represented a net gain of € 8 million in 2001, compared with a net expense of € 81 million in 2000. In 2001 this amount included gains on the disposal of investments, realized mainly from the disposal of shares of unconsolidated investments and the liquidation of related hedges.

Other income and expense also includes restructuring costs, which were € 107 million in 2001 compared with € 105 million in 2000. Restructuring costs in 2001 reflect mainly:

•	the acceleration of the TIGER program within the Displays and Components division for € 63 million for measures aimed at optimizing industrial capacity and reduction of structural costs;

•	the continuation in the United States, within the Consumer Products Division, of the GROWL Program for productivity improvements for € 27 million; and

•	the continuation of the SAFE program for € 25 million, principally related to the exit of certain ATLINKS specific businesses and the closure of a manufacturing plant in Germany.

These accruals have been offset by reversals in provisions. For more information on restructuring costs as they relate to our reengineering and restructuring programs refer to Note 6 to our consolidated financial statements.

In 2001, the line item “Other income (expense), net” also included expenses related to a reassessment of our product portfolio. We made the decision to carry out this substantial and extensive reassessment of our product portfolio during the year, which related principally to products not within the core of our activities or for which the outlook for profitability was limited. Ordinary adjustments to our product portfolio would have been reflected in operating income. The costs of this reassessment (€ 48.5 million) and the depreciation of related assets (€ 16.4 million) were recorded under “Other income (expense), net”. “Other income (expense), net” also included other items, notably a gain (€ 35 million) related to the sale of a derivative instrument acquired in 2000 and for which the underlying contract was terminated during 2001.

For additional information on other income and expense refer to Notes 3 and 6 to our consolidated financial statements.

Amortization of goodwill

Goodwill amortization was € 49 million in 2001 compared with € 8 million in 2000. This increase reflects mainly the acquisition of Technicolor, which resulted in amortization of goodwill in the amount of € 30 million beginning March 17, 2001.

Income tax

Income tax expense of € 139 million was recorded in 2001, compared with a gain of € 1 million in 2000.

The consolidation of the Technicolor businesses and the expiration of a tax indemnification agreement with TSA contributed to an increase of € 37 million in current income tax, which was € 142 million in 2001. As a result of the termination of this agreement, no tax indemnification amount was received in 2001. TSA paid us € 82 million in respect of the 2000 fiscal year (including € 31 million in respect of a tax gross-up payment provided for in this agreement).

In addition, the amount of deferred income tax amounted to a gain of € 3 million in 2001 compared to a gain of € 106 million in 2000, which included € 25 million due to timing differences and € 81 million on valuation allowance reversals concerning deferred tax assets. In 2001, we incurred income tax expenses mainly in France, the United States, the United Kingdom, Brazil, Poland, Mexico, Netherlands and Singapore.

Our effective tax rate, defined as the ratio of income tax expense to consolidated income before taxes, amortization of goodwill and equity investments, was 30.5% in 2001. For additional information, please refer to Note 7 to our consolidated financial statements.

Net income

Minority interests represented a net loss of € 22 million in 2001 compared with a net loss of €

18 million in 2000.

As a result of the factors discussed above, particularly income taxation, we recorded net income of € 286 million in 2001 compared with € 394 million in 2000. Net income as a percentage of net sales reached 2.7%, compared with 4.3% in 2000.

Before amortization of goodwill, earnings per share reached € 1.22 in 2001, compared with € 1.59 in 2000, or a decrease of 23%. Earnings per share takes into account an increase in the average number of shares, which increased to 274.2 million shares in 2001 from 252.0 million in 2000 (after taking into account the two-for-one stock split realized on June 16, 2000) as a result of the October 2000 capital increase and the issuance in March 2001 of redeemable bonds to Carlton reimbursable into newly issued shares reserved for Carlton which have been recorded under “other equity” in shareholder’s equity. Please refer to Notes 2 and 17 to our consolidated financial statements for more detailed information on these redeemable bonds.

•	Net income under U.S. GAAP

Under U.S. GAAP we recorded net income of € 191 million in 2001 compared to € 136 million in 2000. There are material differences between French GAAP and U.S. GAAP. The difference in net income under U.S. GAAP versus French GAAP in 2001 resulted mainly from restatements related to restructuring, certain advantages in connection with employee share offerings, the accounting treatment of investment securities and financial instruments, revenue recognition, purchase price allocation and amortization of intangibles resulting from our acquisition of the Technicolor businesses, post-retirement transition obligations and minority interests.

Please refer to Notes 31 and 32 of our consolidated financial statements for a further discussion on the principal differences between French and U.S. GAAP.

Liquidity and Capital Resources

Cash Flows

	2000	2001	2002
	(€ in millions)
Cash flow from operating activities	410	1,005	1,104
Cash flow used in investing activities	(398)	(1,173)	(1,716)
Cash flow from financing activities	1,413	(34)	540
Net increase (decrease) in cash and cash equivalents	1,370	(240)	(69)

Cash flow from operating activities

Cash flow from operating activities reached € 1,104 million at the end of 2002, a 10% increase compared to 2001.

This year-on-year change reflects increased operating profit and a reduction in other current assets and liabilities.

The cash flow generated by improved management of operating working capital, defined as inventories plus trade and other receivables, net, less trade accounts, notes payables and accrued expenses reached € 417 million compared to € 509 million in 2001.

This reflects the capabilities of the Group to further generate cash from its operating working capital (especially within the Consumer Products and Displays and Components divisions) through an improved management of inventories and receivables. We follow closely the ratio of operating working capital to net sales, because we believe it is a good indicator of the efficiency of our business operations from a cash flow perspective. At year-end 2002, our ratio of operating working capital to net sales decreased significantly to 13.3% from 17.1% at the end of 2001. In 2002, the main progress was made in trade and other receivables, with a substantial reduction in overdues. Inventories also decreased by € 155 million to represent 9.1% of the Group net sales, as compared to 10.4% at the end of 2001.

Cash flow used in investing activities

Cash flow used in investing activities totaled € 1,716 million in 2002, compared with € 1,173 million in 2001.

This increase reflects the acquisitions made in 2002, primarily of Panasonic Disc Service Corporation and Grass Valley and the first installment of the promissory notes due to Carlton for the acquisition of Technicolor, representing € 178 million (including the related interest).

Financial investments reached € 1,273 million in 2002, compared with € 1,022 million in 2001. For more information on the cash flow used for the acquisition of investments, please refer to Note 24 to our consolidated financial statements.

Net capital expenditures (defined as capital expenditures net of proceeds from disposal of fixed assets) amounted to € 592 million in 2002, compared with € 336 million in 2001.

Capital expenditures amounted to € 608 million in 2002, compared with € 499 million in 2001 with spending on intangible fixed assets reaching € 90 million. Spending on tangible fixed assets (largely DVD replication production lines, the tube production line in Mexico, and investments in glass and true flat tube production capacity) reached € 518 million in 2002.

Proceeds from fixed asset disposals totaled € 16 million in 2002, compared with € 163 million in 2001. In 2001, disposals of fixed assets included the € 138 million positive cash impact from the lease-back contracted for the tube manufacturing equipment at our Polkolor plant located in Piaseczno, Poland. Further details on this lease-back transaction are provided in “—Financial resources” below and in Note 25 to our consolidated financial statements.

Cash flow from financing activities

Cash flow generated by financing activities was € 540 million in 2002, compared with € 34 million used by financing activities in 2001. In March 2002, we issued € 600 million of 1% convertible/exchangeable bonds (2002 OCEANE) due in 2008 for the development of our activities, including through acquisitions, as well as for general corporate purposes. In 2001, the amount primarily reflects repayment of our short-term debt of € 446 million and new short-term borrowings of € 449 million.

Financial resources

At the end of 2002, we had a net debt position (financial debt minus cash and cash equivalents), of € 231 million, compared with a net deposit position of € 401 million at the end of 2001. Our financial debt totaled € 1,694 million at the end of 2002 (including convertible/exchangeable bonds for € 1,414 million), compared with € 1,131 million at the end of 2001. Financial debt does not include promissory notes of U.S.$ 481 million (including accrued interest) due to Carlton for our acquisition of Technicolor, which are included in “Debt related to Technicolor acquisition”. We have the option of paying half of this amount in Thomson shares. On the first and second installment payments of the promissory notes in March 2002 and March 2003 respectively we paid the entire amounts in cash. Note 25 to our consolidated financial statements and the section “Contractual obligations and commercial commitments” below contain information about our off-balance sheet commitments. Cash and cash equivalents were € 1,463 million at the end of 2002, compared with € 1,532 million at the end of 2001.

At the end of 2002, we had committed undrawn credit facilities of € 1.192 billion with a consortium of banks, consisting of a € 392 million tranche maturing in December 2003 and of two tranches of € 400 million each maturing in December 2004 and 2006 respectively. Furthermore we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to approximately € 1.331 billion of which € 105 million had been used as of December 31, 2002 for borrowings.

We put in place a new securitization program in the United States in December 2002 to increase further our financial flexibility. The program replaced a previous one, which matured in October 2002. The securitization program allows for the sale of our U.S. commercial receivables up to a maximum of U.S.$ 300 million (€ 286 million at the December 31, 2002 closing rate), increased from U.S.$ 225 million under the previous program. As of December 31, 2002, we had no outstanding receivable sales under this securitization program.

In 2000, in order to finance the construction and equipping of our television tube manufacturing facility in Mexicali, Mexico, we entered into a synthetic lease for an original amount of U.S.$ 257.5 million. At December 31, 2002, after repayment of principal, the amount outstanding was $ 247.3 million (€ 235,7 million at the December 31, 2002 closing rate), which includes U.S.$ 241.4 million (€ 230.1 million at the December 31, 2002 closing rate) relating to buildings and equipment, disclosed as an off-balance sheet commitment, and U.S.$ 5.9 million (€ 5.6 million at the December 31, 2002 closing rate) relating to land, considered as a capital lease and recorded as long-term debt. Under the terms of this seven-year lease, the manufacturing facility is owned by a special purpose entity in which Thomson has no interest. At the end of the term of the lease, we may opt to (i) purchase the manufacturing facility at its expected fair market value, calculated as the original price (U.S.$ 257.5 million) less amortization (this price changes over time), (ii) renew the lease, or (iii) return the facility to the lessor and arrange for its sale. Future minimum lease payments under the lease (through 2007) are € 67 million.

In December 2001, our wholly-owned subsidiary in Poland, Thomson Polska, entered into a sale-leaseback arrangement for a tube manufacturing equipment in our Polish tubes plant, generating € 138 million of cash flow (corresponding to the original fair value of the equipment at the transfer date) which was used by Thomson Polska to repay debt. Under the terms of this sale-leaseback, the manufacturing equipment is owned by a special purpose entity. Over the term of the lease, Thomson will continue to use the equipment, and Thomson Polska make lease payments of up to 22%, in the aggregate, of the original fair value of the equipment. At the end of the 5-year term of the leaseback, Thomson Polska may opt to (i) purchase the manufacturing equipment at its original fair value (€ 138 million), or (ii) arrange for the sale of the equipment to a third party. If Thomson Polska arranges for the sale of the equipment, the special purpose entity will be entitled to the proceeds of the sale, as well as a payment from Thomson Polska for the difference between the proceeds and the Original Fair Value, such amount not exceeding 87% of the Original Fair Value.

For more information on these leases, please refer to Note 25 to our consolidated financial statements.

We expect to fund the continued active development of the Group using our available cash and our cash flow from operating activities and to the extent appropriate, through borrowings from our available credit facilities or by accessing the capital markets.

Our cash on hand and access to other sources of funds is sufficient to meet our anticipated operating and capital expenditure requirements and the development of our strategic repositioning.

Contractual obligations and Commercial commitments

The two tables presented below provide information regarding contractual obligations and commercial commitments as of December 31, 2002 for which we are obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options Thomson held since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

For more information regarding the terms and characteristics of our financial debt, including breakdown of maturity, currency and interest rate, please refer to Note 21 to our consolidated financial statements.

Contractual Obligations	2001 Total	2002 Total	Amount of commitments expiring per period
			Less than 1 year	> 1 and =< 5 years	After 5 years
	(€ in millions)
Financial debt(1)	1,158	1,694	262	832	600
Debt related to Technicolor acquisition(1)	705	459	153	306	—

Unconditional Future Payments
Capital leases(2)	11	11	4	1	6
Operating leases(3)	549	588	119	313	156

Unconditional purchase obligations:
—Financial investments(4)	62	322	259	61	2
—Property, plant & equipment	4	47	46	—	1

Total	66	369	305	61	3

Other long-term obligations(5)	130	108	54	54	—

Contingent Future Payments
Guarantees given	108	2	1	1	—
Other conditional obligations	198	—	—	—	—

(1)	Financial debt (Note 21 to our consolidated financial statements) and debt related to Technicolor acquisition (Note 23 to our consolidated financial statements) are reported for their principal amounts and accrued interest as of December 31, 2002. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.
(2)	Capital leases relate mainly to building and equipment leases.
(3)	Operating leases are described below in Note 25 to our consolidated financial statements
(4)	Unconditional purchase obligations to buy financial investments are as follows:
-	Thomson has an obligation to purchase from Alcatel its 50% interest in the ATLINKS joint venture. Agreement was reached in January 2003 involving a cash payment by Thomson of € 68 million in return for inter alia the 50% stake.
-	Thomson has commitments to make payments to customers in its Digital Media Solutions Division through June 2004 for a total amount of € 143 million.
-	In 2002 Thomson reached an agreement to purchase from Canal + Group its 89% interest in Canal + Technologies for an amount of € 190 million in 2003, of which a € 90 million advance was paid in 2002. As of December 31, 2002 the remaining commitment amounts to € 100 million of which a further amount of € 80 million was paid in 2003 and the balance of € 20 million will be paid subject to certain post-closing adjustments.
(5)	Other long-term obligations relate mainly to information technology service agreements and general sponsoring agreements entered into in the United States.

Commercial Commitments	2001 Total	2002 Total	Amount of Commitments Expiring per period
			Less than 1 year	> 1 and =< 5 years	After 5 years
	(€ in millions)
Unconditional Future Payments
Royalties(1)	100	60	14	46	—

Contingent Future Payments
Guarantees given(2):
—to suppliers	24	1	1	—	—
—for legal court proceedings and custom duties	30	52	11	7	34
—other	15	49	42	7	—

Total	69	102	54	14	34

Commercial purchase obligation(3)	—	235	140	87	8
Standby letters of credit(4)	101	82	80	2	—
Other commercial commitments	—	18	10	7	1

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(2)	Guarantees given for legal court proceedings secure the future payment we would be obliged to make in case of unfavorable determination of the proceeding. For information regarding contingencies related to legal proceedings and environmental matters please refer to Note 28 to our consolidated financial statements. Other guarantees given relate mainly to guarantees given to our customers.
(3)	Commercial purchase obligations include mainly commitments to buy advertising space in the cinema industry.
(4)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore these commitments, as well as options, have not been disclosed in the two tables above. These commitments, as well as options, are disclosed in the following table for their related cash inflow and outflow amounts.

	2001	2002
	(€ in millions)
Currency swaps	1,308	1,609
Forward exchange contracts	649	957
Interest rate swaps	3	95
Foreign exchange options	28	16

Total commitments given	1,988	2,677

Currency swaps	1,300	1,680
Forward exchange contracts	650	988
Interest rate swaps	3	95
Foreign exchange options	27	16

Total commitments received	1,980	2,779

In addition to the commitments mentioned above, the Group has unrecognized retirement benefit obligations amounting to € 193 million, € 121 million and € 55 million as of December 31, 2002,

2001 and 2000. These concern Germany for € 34 million, the United States for € 151 million and France for € 8 million, and are discussed in note 18 to our consolidated financial statements.

Guarantees and commitments received amount to € 23 million, € 35 million, and € 55 million as of December 31, 2002, 2001 and 2000.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A—Directors and Senior Management

Board of Directors

Our management is entrusted to a Board of Directors, which, as of December 31, 2002, has sixteen members. Members of the Board of Directors must hold at least one hundred shares.

Among the sixteen Directors on our Board, three have been appointed by the French State, two have been proposed by Carlton and Microsoft, two have been elected by the employees, and nine are qualified people. Among our Board members, seven are independent Directors. The appointment of two Directors representing the employee shareholders has been proposed and approved by the shareholders at the last ordinary general shareholders’ meeting held on May 6, 2003.

The Board of Directors met twelve times during 2002 (nine times during 2001).

Following the work performed by the Board during the second half of 2002, the Board adopted an internal by-laws (Réglement Intérieur) whose procedures and policies are applicable to the members of the Board.

Board Committees

In March 1999, the Board of Directors formed three advisory committees:

•	The Strategy Committee advises the Board of Directors on projects linked to our development (investments and competitiveness), the development of industrial partnerships and the review of draft strategic memoranda of understanding. The Strategy Committee met five times in 2002 (three times in 2001).

•	The People and Organization Committee examines questions relating to the operation of the Board of Directors, management compensation, employee shareholding projects and profit-sharing incentive plans. The People and Organization Committee met five times in 2002 (three times in 2001).

•	The Audit Committee oversees the quality of our accounting and financial statements as well as all control procedures. The Audit Committee met four times in 2002 (twice in 2001). Following each meeting, the Audit Committee Chairman reports conclusions to the Board.

Since July 2002, the Audit Committee has been comprised of four Directors, three of whom are independent and one of whom is an employee of the French State.

When formed, the Audit Committee received a Charter setting out its role, internal policies, resources and guidelines. This Charter was updated early 2003.

In 2002, the Audit Committee read and discussed the annual consolidated financial statements for 2001 as well as the consolidated financial statements for the first half of 2002. The consolidated financial statements for 2002, as well as off-balance sheet items and the key figures and disclosures of the 20-F were reviewed by the Audit Committee in February and March 2003. Other items examined by the Audit Committee in 2002 were the internal audit plan for the year and conclusions of the major audits conducted in 2002, the situation of the auditors of the Group (notably events which affected the audit firm Arthur Andersen), specific due diligences conducted by the auditors and the auditors’ fees for 2002.

The following table shows the names of the members of the Board of Directors, their main occupations, the dates of their initial appointment and the expiration dates of their current term.

Name	Principal Occupation or Employment	Initially Appointed to Board	Term Expires	Other business activities outside Thomson
Frank Dangeard(1)(3)	Chairman of the Board of Thomson, Senior Executive Vice-President of France Télécom	October 2002 (Board member since March 1999)	2004	Director of Orange, Wanadoo, and Equant

Christian Blanc(2)	Deputy at the French Chamber of Deputies	June 2001	2005	Director of Cap Gemini, Coface, JC Decaux, and Carrefour

Thierry Breton(1)	Chairman and CEO of France Télécom	March 1997	2004	Chairman of the Board of TSA Chairman of Orange Director of Schneider Electric S.A. and Dexia Member of the Supervisory Board of AXA

Pierre Cabanes(3)	Chairman of Antée SAS	June 1998	2004	Managing Director of the Groupement Foncier de France

Emmanuel Caquot(1)	Director, French Ministry of Industry	March 1999	2007	Director of INRIA, La Française des Jeux, SFP and Groupe des Écoles desTélécommunications

Catherine Cavallari	Patents & Licensing Operations,Controlling Manager, Thomson	May 2002	2007	N/A

Thierry Francq(2)	Deputy Director, French Department of Treasury, Ministry of Economy, Finance and Industry	July 2002	2005	Director of Bull, France 3, Imprimerie Nationale and Société DCN Développement Director of La Poste and L’Etablissement Public de Financement et de Réalisation (EPFR)

Michael Green	Chairman of Carlton Communications Plc	March 2001	2006	Director of Independent Television News Ltd and GMTV Ltd.

Eddy W. Hartenstein(1)(3)	Senior Executive Vice President of Hughes Electronics Corp.	October 2002 (Board member since March 1999)	2007	Chairman and CEO of DirecTV Enterprises Inc., DirecTV International Inc., DirecTV Merchandising Inc. and DirecTV Operations Inc. Director of PanAmsat and DirecTV Latin America

Igor Landau(2)	Chairman of the	September	2004	Director of Essilor, CCF,

	“Directoire” (CEO) of Aventis	2002

Chairman of the Centre Européen d’Education Permanente (CEDEP). Director of the Institut de Développement Industriel (IDI), Rhône-Poulenc AGCO Ltd, Rhône-Poulenc Rorer Inc, and Hoechst AG, Chairman of the Supervisory Board of Aventis Pharma AG

Pierre Lescure(1)	Chairman and CEO of Le Monde Presse	September 2002	2004	Member of the Supervisory Board of Le Monde Director of Havas Advertising. Chairman of SAS AnnaRose Production

Didier Lombard(1)	French Ambassador-at-large, International Investment, Vice-Chairman of the Conseil Général des Technologies de l’Information.	May 2002 (Board member since March 1999)	2007

Chairman of the Agence Française for International Investments

Director of La Poste Censor of France Télécom. (till he was appointed in March 2003 as Senior Executive VicePresident, Technology, France Télécom.)

Jean de Rotalier	Consumer Products Marketing Manager Italy, Thomson	October 1994	2007	N/A

Marcel Roulet(2)(3)	Former Chairman and CEO of TSA, France Télécom and Thalès	February 1999	2005	Director of Thalès S.A. (TSA representative) and CCF Chairman of the Supervisory Board of Gimar Finances Member of the Supervisory Board of Eurazéo.

Tadahiro Sekimoto	Chairman of the Institute for International Socio-Economic Studies	October 2002	2007

Bernard Vergnes(1)(3)	Emeritus Chairman, Microsoft E.M.E.A.	March 1999	2004	Director of S.A. France Finance et Technologie

(1)	Member of the Strategy Committee.
(2)	Member of the Audit Committee.

(3)	Member of the People and Organization Committee.

During the shareholders’ meeting held on May 6th, 2003, two directors representing the employee shareholders were appointed:

Loïc Desmouceaux	Worldwide Prospective Marketing Manager, France, Thomson	May 2003	2007	N/A

Gérard Meymarian	Vice-President Business Development and Profit Center, Asia	May 2003	2007	N/A

Executive Committee

In accordance with French law and our by-laws, and following the decision of the Board of Directors held on October 8, 2002 pertaining to the dissociation of the Chairman of the Board of Directors and Chief Executive Officer functions, the Chief Executive Officer has full authority to manage the Company’s affairs and to represent the Company before third parties. On October 8, 2002 , Charles Dehelly was appointed Chief Executive Officer of Thomson.

Subject to the powers expressly reserved by law to shareholders’ meetings, as well as to those specifically reserved by law to the Board of Directors and to the Chairman of the Board of Directors, the Chief Executive Officer is vested with the broadest powers to act on our behalf in respect of our corporate purpose in any and all circumstances, in accordance with the internal by-laws (Réglement Intérieur).

Thomson formed a Management Board, composed of the Chief Executive Officer and four Senior Executive Vice-Presidents. The Management Board meets on average twice per month to implement the Group’s strategy defined by the Board.

The Executive Committee is composed of fifteen members and includes heads of key operational units and central functions. The Executive Committee meets on average four times per month to manage the Company’s affairs.

The tables below indicate the names of the members of the Executive Committee, their current responsibilities within the Group and the dates of their initial appointment.

Name	Responsibility	Initially appointed
Management Board

Charles Dehelly	Chief Executive Officer	2002

Al Arras	Senior Executive Vice President, Home and Portable Audio and Video, and ATLINKS, in charge of the “Quality TQS” program	1997

John Neville	Senior Executive Vice President, in charge of the “New Frontier” program	1993

Lanny Raimondo	Senior Executive Vice President, Digital Media Solutions, in charge of the “TARGET” program for growth	2001

Julian Waldron	Senior Executive Vice President, Chief Financial Officer	2001

Members of the Executive Committee

Christian Brière	Senior Vice President, Human Resources	2003

Tom Carson	Executive Vice President, Patents & Licensing	2002

Jean-Philippe Collin	Senior Vice President, Sourcing and in charge of the SPRING program	2002

Jean-Charles Hourcade	Senior Vice President, Research and Innovation	2000

Franck Lecoq	Executive Vice President, Displays and Components	2003

Patrice Maynial	Senior Vice President, Corporate Secretary and Legal Counsel	1997

Eric Meurice	Executive Vice President, TV and Accessories	2001

Mike O’Hara	Executive Vice President, Consumer Products Services	1999

Enrique Rodriguez	Executive Vice President, Broadband Access Products	1999

Stéphane Rougeot	Senior Vice President, Communication and Entrepreneurship	2002

Biographies

Management Biographies

Management Board Members

Charles Dehelly was appointed Chief Executive Officer in October 2002. Prior to that, Charles Dehelly was Senior Executive Vice-President and Chief Operating Officer in charge of the coordination of the Strategic Business Units, sourcing, IT systems and Business Performance programs. From March 1992 to February 1998, Mr. Dehelly was Senior Executive Vice President of Bull Group, and in particular of Bull Europe, President of the PC division, President of Bull Electronics and President of Bull S.A. From 1987 to 1992, he was President of the Television Division of Thomson in Europe. From 1974 to 1987, he held various management positions for Thomson Grand Public, in charge of divisions and factories. Mr. Dehelly is a graduate of the École Nationale Supérieure des Arts et Métiers.

Al Arras was appointed Senior Executive Vice President, Home and Portable Audio and Video, and ATLINKS in March 2001. Al Arras is also responsible for the corporate “Quality TQS” program since 2003. Since July 1997, he was Chief Operating Officer and Executive Vice President for Audio and ATLINKS. He has also been responsible for the Worldwide Internet Device and E-business, or WIDE, since June 1999. From October 1995 to July 1997, Mr. Arras served as Vice President for Manufacturing Operations in Asia. From January 1993 to October 1995, he was Vice President for Audio and Communications. Between 1980 and 1993, he held various management positions in the Audio Division as Vice President of the Audio Division, Vice President for Home Audio Systems, Hi-Fi General Manager, Business Development Manager for Audio and Communications, Audio Market Manager, Tape Manager, Market Development Manager and Product Manager. Mr. Arras is a graduate of Cornell University.

John Neville was appointed Senior Executive Vice President in February 2001. Mr. Neville is responsible for the corporate “New Frontier” program, aimed at defining development initiatives for the Group all over the world and especially in Asia. Since June 1999, he has been responsible for Patents and Licensing. Mr. Neville was responsible from July 1997 to June 1999 for Operations Coordination, and has been in charge of the LIVE program since February 1998. From July 1993 to July 1997, he was Executive Vice President of Operations. He became Vice President for the North America Tube Division in 1988 and was appointed Senior Vice President in 1992. Since 1967, he has held various management positions within the RCA Group (which was acquired by Thomson), including Director of Financial Analysis, Director of Financial Planning, Vice President for Finance and Vice President for Technical Contacts. Mr. Neville holds a B.S. from Ohio State University and graduated from the Stanford University Executive M.B.A. Program.

Lanny Raimondo was appointed Senior Executive Vice President for Digital Media Solutions in July 2001. Since February 2003, he is also responsible for the corporate “TARGET” program for growth. Since March 2001, he has been Executive Vice President for Technicolor. Mr. Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of the Technicolor Group in 1998, after having served as President of that company’s Packaged Media Group from 1996. Prior to working at Technicolor, Mr. Raimondo spent sixteen years with Pirelli Cable Corp. where he managed large subsidiary companies in Great Britain, Canada and the United States, holding the position of President and Chief Executive Officer from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

Julian Waldron was appointed Senior Executive Vice President for Finance in October 2002. Prior to joining Thomson as Chief Financial Officer in June 2001, he was Managing Director of UBS Warburg in London where he was co-Head of the European Equity Markets Group, coordinating this business for all of Europe. Mr. Waldron spent over fourteen years with UBS Warburg where he occupied several positions of increasing responsibility. He is a graduate of the Cambridge University.

Members of the Executive Committee

Christian Brière de la Hosseraye was appointed Senior Vice President of Human Resources in February 2003. Previously, Mr. Briere was Director of Human Resources of Kingfisher Electrical since 2000, after having served as Director of Human Resources of the CIC Group from 1994 to 2000. He was successively Director of Human Resources of Memorex-Telex (1991-1994), as an expatriate for the Bull Group (1989-1991) and of several units of the Thomson Group as formerly structured (1980-1989), including its components division and SGS-Thomson Microelectronics activity. In addition, Christian Brière is Chairman of the A.N.D.C.P. (Association Nationale des Directions et des Cadres de la fonction Personnel) since September 2002. Christian Brière holds a Ph.D from Institut d’Etudes Politiques (IEP) Paris and is a graduate from the Fondation Nationale de Science Politique (FNSP).

Tom Carson was appointed Executive Vice President of Patents & Licensing in October 2002. Prior to this, during 2001 and 2002, Mr. Carson held the position of Vice President Sales & Marketing Coordination and Americas Representative for Thomson’s Displays and Components SBU. From 1998 to 2001 he managed Thomson’s North American display operations as Vice President Americas Picture Tube Operations. From 1992 to 1998 Mr. Carson was General Manager Sales, Marketing and New Business Development for Thomson’s North America Picture Tube Division. Prior to this Mr. Carson held various positions of increasing responsibility in sales, marketing and international business with Thomson. Mr. Carson is a graduate of Villanova University with a Bachelors of Science degree in Business Administration and also holds an MBA from the same university.

Jean-Philippe Collin was appointed Senior Vice President of Sourcing and responsible for the corporate cost control “SPRING” program in October 2002. From 1995 until joining Thomson in 1999, Mr Collin served as Purchasing Group Director for Valeo and Purchasing Branch Director for Valeo Electronics. Prior to this, he worked for IBM in the United States as Purchasing Council Chairman and Purchasing Manager for Electronics Components. He has held several positions in IBM before as Engineer, Lab and Quality Manager. Mr Collin is a graduate of the Ecole Superieure d’Electricité.

Jean-Charles Hourcade was named Senior Vice President, Research and Innovation in February 2000. Prior to his current position, Mr. Hourcade served from 1995 to 2000 as Vice

President Strategic Planning, Thalès, where he was in charge of Corporate Strategy, Strategic Alliances and Mergers and Acquisitions activities. He joined the Group in February 1986, coming from the Institut National de l’Audiovisuel where he worked as a research and development engineer in computer graphics and special effects. During the years prior to becoming Vice President of Strategic Planning, Thalès, he served as Chairman and CEO of Thomson Digital Image (TDI), a company specialized in 3D Computer Graphics software and systems. Mr. Hourcade is a graduate of the École Polytechnique and the École Nationale Supérieure des Télécommunications in Paris.

Franck Lecoq was appointed Executive Vice President of Displays and Components in January 2003. From 1998 to December 2002, he was Executive Vice President of the automotive equipment supplier Faurecia, in charge of the operations for vehicle interior systems. From 1985 to 1998, Mr. Lecoq held various positions at Bertrand Faure, an automotive seats supplier, where he was appointed Vice President for the Spanish and Portuguese subsidiaries, after having served as site manager in France. Mr. Lecoq is a graduate of the Ecole Nationale des Arts et Métiers and received his Advanced degree in Business Administration from the Institut d’Administration des Entreprises de Paris.

Patrice Maynial was appointed Senior Vice President, Corporate Secretary and Legal Counsel in July 1997. Since that date, Mr. Maynial has also served as Corporate Secretary of TSA. From August 1996 to April 1997, he was a judge at the French Cour de Cassation. From 1994 to 1996 he was General Manager of the Gendarmerie Nationale, the French national police force. From 1991 to 1994 he was President of the Cour d’Appel de Paris. From 1988 to 1991 he was Vice President of the Tribunal de Grande Instance de Paris. From 1986 to 1988 he was Technical Counsel for the French Defense Ministry. From 1982 to 1986 he was the Examining Magistrate of Paris courts. From 1976 to 1982 he held various positions in the French Justice Department. Mr. Maynial is a graduate of the École Nationale de la Magistrature.

Eric Meurice was appointed Executive Vice President, Television and Accessories Worldwide in February 2001. From 1995 to February 2001, he was Vice President and General Manager for the Southern Europe, Eastern Europe and Middle-East/Africa Divisions of Dell Computer Corp. Between 1989 and 1995, Mr. Meurice was Sales and Marketing director for ITT Semiconductors WW. Before 1989, he held various management positions at Intel Corporation Microcontroller division in Phoenix, Arizona, USA and Renault in France. Mr. Meurice earned a M.B.A. from the Standford Graduate School of Business, a Master’s degree from the Université de Paris —Sorbonne and is a graduate of the École Centrale de Paris.

Michael D. O’Hara was appointed Executive Vice President, Consumer Product Services Worldwide in July 2001. From July 1999 to July 2001, he was Executive Vice President America. From November 1997 to July 1999, he was Vice President, Worldwide Digital Multimedia Products. From December 1996 to November 1997, he was Vice President, Core Business Product Management and from September 1996 to December 1996, he was Vice President, DBS and DVD Product Management. From 1987 to 1996, Mr. O’Hara held various marketing and sales positions within Thomson. Mr. O’Hara holds a Bachelor degree in Management and Marketing from Montclair (NJ) State University and received his Master’s degree in Finance from Fairleigh Dickinson University in Rutherford, New Jersey.

Enrique Rodriguez was appointed Executive Vice President, Broadband Access Products in July 1999, with worldwide responsibility for Thomson’s digital multimedia business. From January 1998 to July 1999, Mr. Rodriguez was Vice President of our worldwide Research and Development Group for Multimedia and Services. From March 1997 to January 1998, he was General Manager of the Indianapolis and Rennes Research Centers. Prior to 1997, he held various technology-related positions since joining Thomson in 1982. Mr. Rodriguez received his Bachelor’s degree in Electronics and Communications from Instituto Technologico de Monterrey, Mexico.

Stéphane Rougeot was appointed Senior Vice President for Corporate Communications and Entrepreneurship in October 2002. Prior to that, Stéphane Rougeot was Chairman’s Chief of Staff since March 2002. He joined Thomson in 1999 and was in charge of the Investor Relations department. Previously, he held several financial positions in the Total Group. Stéphane Rougeot is a graduate from Institut d’Etudes Politiques (IEP), Paris. He also holds a degree in International Finance from Paris-Dauphine University.

B—Compensation of Directors and Principal Executive Officers

In 2002, the compensation paid to the Directors, and members of the Management Board and of the Executive Committee, which included 21 persons (19 persons in 2001 and 17 persons in 2000), was € 7.6 million (€ 6.4 million in 2001 and € 5.9 million in 2000). This amount includes the compensation paid to these persons by Thomson and its subsidiaries for services in all capacities to the Group and any benefits in-kind, contingent or deferred compensation (but excluding stock options which are described below) and any amounts paid pursuant to our employee project-sharing plans described below in “—Employees”.

The following table, sets forth the compensation (including any benefits in-kind, contingent or deferred compensation but excluding stock options) paid in 2002 by Thomson and its subsidiaries to its Directors (excluding Directors elected by the employees, not disclosed according to the French regulation), Chairman of the Board and Chief Executive Officer for services in all capacities to the Group:

	Thomson
	Compensation	Employer Charges
	(€)
Thierry Breton(1)	1,112,927	277,724
Frank E. Dangeard(2)	1,227,818	363,340
Charles Dehelly(3)	894,235	283,046
Christian Blanc*	13,699	—
Pierre Cabane*	30,000	—
Emmanuel Caquot	0	—
Thierry Frank	0	—
Michael Green*	14,055	—
Eddy W. Hartenstein*	11,000	—
Igor Landau	0	—
Pierre Lescure	0	—
Didier Lombard*	0	—
Marcel Roulet*	30,000	—
Tadahiro Sekimoto*	10,000	—
Bernard Vergnes*	0	—

(1)	Thierry Breton was Chairman and Chief Executive Officer until October 2002. Since then, Thierry Breton is a Director of the Group.
(2)	Frank E. Dangeard, Vice-Chairman and Senior Executive Vice-President until October 2002, was named Chairman of the Board in October 2002.
(3)	Charles Dehelly, Chief Operating Officer and Senior Executive Vice-President until October 2002, was appointed Chief Executive Officer on October 2002.
*	Attendance fees only.

In 2002, the total amount which was set aside or accrued to provide pension, retirement or similar benefits for the Directors and principal members of the Executive Committee, which included 21 persons (19 persons in 2001, and 17 persons in 2000) was € 1.4 million (€ 1.2 million in 2001, and € 1.1 million in 2000).

As Chief Executive Officer, Mr. Charles Dehelly is entitled to receive compensation equal to twenty-one months of his then current compensation if we terminate his employment other than for cause.

In 2002, no stock options were granted to the Directors and members of the Management Board and principal members of the Executive Committee.

In 2001, the total number of stock options granted to the Directors and members of the Management Board and of the Executive Committee, which included 19 persons was 815,000 options. These options were granted pursuant to our 2001 stock option plan which is described in detail below in “—Employees”.

In 2002, no stock options were granted to our Directors.

In 2001, M. Thierry Breton received 200,000 options, M. Frank Dangeard and M. Charles Dehelly received 150,000 options respectively. In 2002, none of them exercised their options.

In 2002, no stock options were granted to our employees.

In 2001, the total number of stock options granted to our ten employees (not including our Directors indicated above) who received the largest number of options was 900,000 options. None of these options was exercised in 2002.

No member of the Board of Directors or Executive Committee holds more than 1% of our outstanding shares.

C—Employees

Thomson’s workforce

At December 31, 2002, we employed 65,487 people, principally in Europe, Asia and North America. The table below shows the breakdown of the total number of employees in consolidated subsidiaries at the end of each of the years indicated and provides a break-down by region:

	2000	2001	2002
Europe(1)	14,773	16,594	17,464
North America	6,745	12,119	14,405
Asia-Oceania(2)	20,494	20,024	20,268
Other countries(3)	18,397	13,097	12,967

Number of employees in consolidated subsidiaries	60,409	61,834	65,104

Number of employees in equity companies accounted for using the equity method	775	1,028	383

Total employees	61,184	62,862	65,487

(1) Includes Poland.	5,555	5,517	5,256
(2) Includes People’s Republic of China.	17,090	17,232	17,195
(3) Includes Mexico.	17,454	12,343	11,974

This table includes all of our executives, non-executives and workers, including hourly employee. Temporary employees and trainees are excluded. We had 7,789 temporary employees as of December 31, 2002.

In 2002, we recorded a net increase of our workforce in Europe and in the United States and a net decrease in Mexico while the workforce remained essentially stable in Asia.

The variation between 2001 and 2002 is the result of external growth initiatives (integration of Alcatel DSL business effects of external growth, Grass Valley, Panasonic Disc Services, Grundig’s set-top boxes business, and Southern Star Duplitek) partially offset by our continuing restructuring actions.

The increase in North America is principally due to the acquisition of Panasonic Disc Services and Grass Valley and also to production volume increase in various Technicolor locations such as Livonia or Memphis and the headcount increase in Canada (film preparation and replication). Nevertheless important restructuring actions took place in miscellaneous other locations.

In the rest of the Americas, the headcount impact of the integration of Panasonic Disc Services in Guadalajara (Mexico), and the Mexicali plant ramp-up (Mexico), have been offset by restructuring actions and production line closures more particularly in our Juarez basin locations.

The variance in Europe is mainly the result of a combination between the new integration mentioned above, the launch of a new Technicolor plant in Poland, partially offset by restructuring actions.

The headcount increase in Asia-Oceania is mainly related to the integration of Grass Valley, Southern Star Duplitek in Sydney and Melbourne and, the ramp-up of the new plants in Nantou & Foshan in China, partially offset by restructuring actions or attrition.

Membership in trade unions by our employees varies from country to country. In Europe, unions are represented in almost all our facilities. The European Works Council agreement was signed in 2000 and in force until 2004. The committee meets several times a year and is composed of members of French, Italian, German, English, Dutch, Luxembourg and Polish unions or works councils. As generally required by law in European Union countries, our management holds annual negotiations with unions on wages, early retirement plans and general labor conditions.

In the Americas, many production sites are also unionized. Agreements in the United States generally run for three years and cover wages, benefits and work practices. In the United States, eight agreements were signed during 2002. In Mexico, labor agreements are renegotiated annually. In 2002, five agreements were signed for each production site.

In Asia, unions are present only in the Singapore facility, where labor agreements are reviewed annually.

Employee profit-sharing

Our Management Board, our Executive Committee, our Operational Committee (a group of 60 members) and our “Entrepreneurs” (a group of more than 350 members) are incentivized with plan based on Group and business unit results and the achievement of performance goals in individual contracts. Also, several of our subsidiaries in France and the United States offer their employees profit-sharing based on company results and/or achievement of individual objectives. In addition, five of our French subsidiaries will pay bonuses (primes d’intéressement) in 2002 to their employees in respect of fiscal year 2002 (nine of our French subsidiaries paid bonuses in 2001 to their employees in respect of fiscal year 2001) under incentive plans based on such subsidiary’s results (accords d’intéressement).

Company stock options granted to personnel

With Thomson’s IPO and the sales of our shares by the French State, our employees have been associated with the different changes in the share capital of their company.

In February 1999, the employees subscribed for 1,531,604 shares. In October 1999, employees subscribed for 2,139,950 shares. In September 2000, the employees subscribed for 1,670,282 shares. In March 2002, the employees subscribed for 2,538,076 shares. Approximately 15,000 employees in 28 counties subscribed to the last offering.

As of December 31, 2002, we estimate that 25,000 Thomson’s employees or former employees hold 4.1% of our share capital.

Moreover, since 1999, we incentivize the members of our management with the development of the Group through stock options programs:

At the shareholders’ meeting held on November 10, 2000, our shareholders authorized the Board of Directors to allot share subscription or share purchase options to our salaried employees or to some of them and agents.

Pursuant to this decision, our Board of Directors decided, at its meetings held on December 18, 2000, March 16, 2001 and July 23, 2001 to grant a total of 4,018,500 share purchase options to 463 beneficiaries. Shares offered under this plan (“Stock Option Plan Number 1”) will be shares that we repurchase from the market. The exercise price has been set at € 55.90.

Plan number	1
Shareholders’ meeting resolution date	November 10, 2000
Date of the Board of Directors meeting authorizing the implementation	December 18, 2000, March 16, 2001 and July 23, 2001
Total number of options allocated	4,018,500
Of which options dedicated to principal members of the Executive Committee and Directors	1,350,000
Number of beneficiaries at the time of the allocation	463

Total number of options outstanding (at December 31, 2002)	3,433,000
Number of beneficiaries (at December 31,2002)	395
Exercise period	December 18, 2003 – July 23, 2011
Exercise price	€55.90

Our Board of Directors decided at its meeting held on October 12, 2001 to confer a total of 3,540,300 share subscription options to 556 beneficiaries under the November 10, 2000 authorization. Shares under this plan (“Stock Option Plan Number 2”) will be newly issued by us and not purchased in the open market. The exercise price has been set at € 31.50.

Plan number	2
Shareholders’ meeting resolution date	November 10, 2000
Date of the Board of Directors meeting authorizing the implementation	October 12, 2001
Total number of options allocated	3,540,300
Of which options dedicated to principal members of the Executive Committee and Directors	815,000
Number of beneficiaries at the time of the allocation	556
Total number of options outstanding (at December 31, 2002)	3,417,900
Number of beneficiaries (at December 31, 2002)	517
Exercise period	October 12, 2004 – October 12, 2011
Exercise price	€31.50

Item 7—Major Shareholders and Related Party Transactions

A—Distribution of share capital

Current Shareholding

The table below shows our shareholding at February 28, 2003, to the best of our knowledge.

	At February 28, 2003
Shareholders	Number of shares held	% of shares held	% of voting right
TSA	58,400,062	20.81%	21.06%
Carlton Communications Plc	15,500,000	5.52%	5.59%
Microsoft	9,566,744	3.41%	3.46%
NEC	3,000,100	1.07%	1.08%
Public	179,266,609	63.89%	64.66%
Employees	11,506,063	4.10%	4.15%
Thomson	3,373,930	1.20%	—

Total	280,613,508	100.00%	100.00%

*	In November 2001, Carlton issued bonds to a number of institutional investors exchangeable for 15.5 million of our shares.

TSA currently holds 20.81% of our shares. As long as TSA holds more than 20% of our shares, we will be subject to the French privatization laws described in “Description of Share Capital—Memorandum and Articles of Association—Authorized but Unissued Capital”.

The shares held by TSA include up to 648,780 shares reserved for bonus shares to be allocated to employees under the terms of the employee offerings of October 2000 and March 2002.

The number of shares held by employees and management at February 28, 2003 is an estimate based on actual levels of employee participation in the February/March 1999, October 1999, September/October 2000 and March 2002 employee offerings and shares owned in registered form by current and former employees. The total number of shares beneficially held by our directors and principal executive officers was less than 1% of our outstanding share capital.

As of December 31, 2002, there were 2,346,680 ADSs outstanding and 7,151 registered ADS holders.

Anticipated shareholding

Our share capital may be further diluted upon the conversion into new shares of our outstanding convertible/exchangeable bonds and the exercise of stock options under our Stock Option Plan Number 2. Our 2000 OCEANE due 2006 are convertible into, or exchangeable for, 10,762,385 of our shares (following the buy-back and cancellation during 2002 of 413,000 OCEANE) and have a nominal value of € 72.67 each and a conversion ratio of one bond to one share. Our 2002 OCEANE due 2008 are convertible into, or exchangeable for, 14,814,815 of our shares and have a nominal value of € 40.50 each. The stock options we issued in 2001 are exercisable into 3,417,900 of our shares between 2004 and 2011. In addition, pursuant to the agreements with Carlton in connection with the acquisition of Technicolor, and as approved by the shareholders on March 12, 2001, we will pay U.S.$ 600 million (plus interest) in the aggregate over four years in four equal installments on the first, second, third and fourth anniversaries of the closing, starting on March 16, 2002. However, we may pay up to half of the amount of these annual installments in the form of our shares, within the limit of 4,000,000 shares authorized by our shareholders’ meeting. The first two of these installments were fully paid in cash.

Assuming (i) all of the outstanding 2000 OCEANE and 2002 OCEANE are converted into newly issued shares, (ii) all outstanding stock options issued under our Stock Option Plan Number 2 are exercised, and (iii) 4,000,000 shares are issued pursuant to the payment in the form of shares in connection with the two remaining installments due to Carlton, our share capital would increase to 313,608,608 shares, a 11.8% increase compared to the number of outstanding shares as of December 31, 2002.

Recent changes in share capital

During 2002, the stakes of several strategic shareholders were sold and the stake of TSA was reduced as a result of open market sales and placements, as described below:

•	On March 7, 2002, TSA sold 36,160,000 of our shares through a placement to institutional investors. Following this transaction, and taking into account the shares allocated to employees in January 2003 under the terms of the employee offering of October 1999, TSA held 20.81% of our outstanding share capital as of February 28, 2003.

•	On March 16, 2001, we issued notes to Carlton that were reimbursed on March 16, 2002 in 15.5 million shares, or 5.52% of our outstanding share capital at this date. In November 2001, Carlton issued bonds to a number of institutional investors exchangeable for 15.5 million of our shares.

•	On March 28, 2002 in conjunction with the March 7, 2002 sale of shares by TSA, we conducted an offering of shares provided by TSA to our qualifying current and former employees in certain jurisdictions, of which 2,538,076 shares were subscribed.

•	On June 5, 2002 NEC sold 10.9 million of our shares through a placement to institutional investors. Following this transaction, NEC held 1.07% of our outstanding share capital.

•	On July 25, 2002 Alcatel sold 8.2 million of our shares through a placement to institutional investors. During the year, their remaining stake of 1.4 million shares also was sold.

•	On August 21, 2002 DIRECTV sold its stake of 8,818,388 of our shares through a placement to institutional investors.

•	Between January 1, 2002 and February 28, 2003, Microsoft sold 3.3 million of our shares.

Historical distribution of share capital

From the time of our formation until December 1998, we had been fully held by TSA which is wholly owned by the French State. TSA’s interest in Thomson as a percentage of outstanding share capital declined significantly in 1999, 2000 and 2002 as a result of dilution and sales on the market. On February 28, 2003, TSA held 20.81% of our outstanding share capital, based on the number of then outstanding shares.

The following table provides certain information concerning our major shareholders as of the dates indicated.

	At December 31, 2000		At December 31, 2001		At February 28, 2003
Shareholders	Number of shares held	% of shares held	Number of shares held	% of shares held	Number of shares held	% of shares held
TSA (ex Thomson S.A.)	100,686,857	37.98%	100,677,233	37.98%	58,400,062	20.81%
Alcatel Participations	16,916,064	6.38%	9,654,217	3.64%	0	0%
Carlton Communications Plc.	0	0%	0	0%	15,500,000	5.52%
DIRECTV	12,918,484	4.87%	8,818,388	3.33%	0	0%
Microsoft	16,916,064	6.38%	12,916,064	4.87%	9,566,744	3.41%
NEC	16,916,064	6.38%	13,915,966	5.25%	3,000,100	1.07%
Public	84,879,847	32.02%	105,473,648	39.78%	179,266,609	63.89%
Employees	13,306,908	5.02%	10,284,062	3.88%	11,506,063	4.10%
Thomson	2,573,220	0.97%	3,373,930	1.27%	3,373,930	1.20%

Total	265,113,508	100.00%	265,113,508	100.00%	280,613,508	100.00%

There is no shareholders’ agreement among any of our major shareholders. Our major shareholders do not have different voting rights than other shareholders. Each shareholder is entitled to one vote per ordinary share. You should read Item 6: “Directors, Senior Management and Employees”, Item 7: “Major Shareholders and Related Party Transactions” and Item 10: “Additional Information—Memorandum and Articles of Association” for additional information regarding major shareholders, shareholders’ voting rights and related matters.

B—Related Party Transactions

•	TSA and its subsidiaries (“TSA”)

TSA (formerly Thomson S.A.) is a shareholder of Thomson and held a 21% ownership in the share capital of Thomson as of the end of December 2002. TSA is wholly owned by the French State.

Borrowing from TSA amounted to € 0 million, € 3 million and € 12 million as of December 31, 2002, 2001 and 2000, respectively. Interests charged by TSA at market rates to Thomson for the 12 month periods ended December 31, 2002, 2001 and 2000 were not significant.

The group initiated in 1997 a tax indemnification agreement that ended in 2000. Please refer to Note 7 to our consolidated financial statements for further information.

Thomson and TSA entered into an agreement on July 1997 defining the relations between Thomson, TSA and Thalès S.A. (formerly Thomson-CSF), with respect to the management and the use of certain intellectual property rights. By amendments signed in 2000 and 2002, the parties have agreed to clarify and simplify the use of such intellectual property rights.

By the amendment effective in December 2000 and expiring in July 2006, Thalès S.A. and TSA have granted to Thomson Licensing S.A. (a wholly owned subsidiary of Thomson) an exclusive right to grant licenses to third parties on their patents covering optical disc technologies and have also authorized Thomson Licensing S.A. to negotiate and sign such licensing agreements.

In addition, in June 2002 and retroactive as of January 1, 2001 TSA agreed to transfer all of the patents covered by the contract signed in July 1997 to Thomson Licensing S.A., who was already the beneficiary of all revenues driven by such rights.

•	Alcatel and its subsidiaries (“Alcatel”)

Until July 2002, Alcatel was a shareholder of Thomson (3.4% ownership) and had one representative on the Board of Directors of Thomson. Therefore until this date, Alcatel was a related party of Thomson and transactions with Alcatel up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with Alcatel:

Thomson purchased from Alcatel different products, including modems, services, and trademark royalties totaling € 26 million, € 39 million and € 77 million for the 6 month period ended June 30, 2002 and the years ended as of December 31, 2001 and 2000, respectively

Also, the Group sold products (mainly modems) to Alcatel for € 97 million, € 82 million and € 74 million for the 6 month period ended June 30, 2002 and the 12 month periods ended December 31, 2001 and 2000, respectively.

Alcatel’s accounts payable in Thomson books were € 5 million, € 21 million and € 62 million as of June 30, 2002 and December 31, 2001 and 2000, respectively. The Group had receivables from Alcatel amounting to € 25 million, € 12 million and € 0 million as of the same dates.

Consistent with the ATLINKS Joint Venture agreement, Alcatel and Thomson have granted loans to ATLINKS in order to provide financial support to the operations of the joint venture. On a consolidated basis, the debt due to Alcatel by ATLINKS amounted to € 14 million and € 23 million as of June 30, 2002 and December 31, 2001, respectively. As of December 31,

2000 the related debt outstanding amount was not significant.

The Group had an unconditional purchase obligation to acquire from Alcatel its 50% interest in the ATLINKS joint venture exercisable from October 2002. Agreement was reached in February 2003 involving a cash payment by Thomson of € 68 million in return for inter alia the 50% stake. (Please refer to Notes 25 and 29 to our consolidated financial statements)

•	NEC Corporation and its subsidiaries (“NEC”)

Until June 2002, NEC was a shareholder of Thomson (5% ownership) and had one representative on the Board of Directors of Thomson. Therefore until this date, NEC was a related party of Thomson and transactions with NEC up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with NEC:

The Group purchased from NEC primarily DVD spare parts and Plasma displays in the amounts of € 1 million, € 74 million and € 11 million for the 6 month period ended June 30, 2002 and the 12 month periods ended December 31, 2001 and 2000, respectively.

The Group sold products, mainly DVD drives and patent licensing to NEC in the amounts of € 18 million, € 93 million and € 2 million over the first 6 months of 2002 and over the full year 2001 and 2000, respectively.

As of June 30, 2002 and December 31, 2001 amounts due from NEC were € 1 million and € 8 million, respectively. As of the same dates, amounts due to NEC were € 0 million and € 8 million, respectively. Such balances as of December 31, 2000 were not significant.

In 2001, the Group acquired for USD 50 million (€ 57 million) the joint ownership of patents and related know-how related to plasma screen technology (including € 6 million in withholding taxes paid to the French Treasury) with the intention of setting up a joint venture dedicated to plasma screen manufacturing. At the beginning of 2002, NEC informed Thomson that it was not in a position to launch the industrial phase of the underlying contracts. At the end of 2002, the parties agreed upon the cancellation of these related contractual obligations. As a consequence of this settlement, NEC shall pay the Group € 48 million (the Group will also claim reimbursement of the withholding taxes from tax authorities).

•	DIRECTV and its subsidiaries (“DIRECTV”)

Until September 2002, DIRECTV was a shareholder of Thomson (3.1% ownership) and had one representative on the Board of Directors of Thomson. Since that time, the Chairman and CEO of DIRECTV has been a member of the Board of Directors of Thomson. Therefore transactions with DIRECTV through December 31, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with DIRECTV:

The Group invoiced products, mainly digital decoders and satellite receivers, and services to DIRECTV amounting to € 40 million, € 298 million and € 445 million during the 12 month periods ended on December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, 2001 and 2000, receivables from DIRECTV amounted to € 83 million, € 254 million and € 271 million, respectively.

In 1999, Thomson Inc. (a wholly-owned subsidiary of Thomson) paid DIRECTV € 25 million for marketing support and development of local channel programming. This expense was deferred and amortized over the development and promotional period, which ended in 2000. As a consequence, the group recognized in 2000 an expense amounting to € 22 million.

With regard to satellite receiver promotion and advertising activities, DIRECTV has committed to pay Thomson € 6 million over the course of 2003 as a contribution to promotional related programs.

•	Microsoft and its subsidiaries (“Microsoft”)

As of December 31, 2002, Microsoft has been a shareholder of Thomson (3.4% ownership) and has a representative on the Board of Directors of Thomson.

In the course of its business and based on market conditions, the Group sold products and services to Microsoft, mainly optical kits, royalties, distribution services and promotional services. These sales amounted to € 303 million and € 194 million for the 12 month periods ended December 31, 2002 and 2001. Such sales were not significant in 2000.

As of December 31, 2002 and 2001, Thomson had accounts receivable from Microsoft amounting to € 0 million and € 89 million and owed accounts payable amounting to € 3 million and € 5 million, respectively. These balances were not significant as of 2000 year-end.

•	A Novo Comlink Espana (“A NOVO”)

As of December 31, 2002, Thomson no longer has any interest in A NOVO (please refer to note 2 to our consolidated financial statements). Before the disposal, the Group accounted for such interest using the equity method.

In the course of its business and based on market conditions, the Group purchased kits, spare parts and raw materials for € 62 million and € 81 million for the 12 month periods ended December 31, 2002 and 2001. Accordingly, the Group owed € 15 million and € 18 million to A Novo as of December 31, 2002 and 2001, respectively. During 2000, A NOVO was not a related party.

•	Carlton Communications Plc and its subsidiaries (“Carlton”)

Since March 16, 2002 Carlton has been a significant shareholder of Thomson and holds a 5.5% interest in the share capital of Thomson and has a representative on the Board of Directors of Thomson. As a consequence, transactions with Carlton entered into since this date are disclosed hereafter.

The Group partially financed the Technicolor acquisition (refer to note 2 to our consolidated financial statements) by issuing promissory notes (the “Notes”) to Carlton (refer to note 23 to our consolidated financial statements) in the amount of € 669 million (USD 600 million at historical exchange rate). The Notes are repayable over 4 equal installments on the first, second, third and fourth anniversaries of the Notes (March 2001).

In March 2002, an amount of € 178 million (USD 156 million at March 16, 2002 exchange rate) was reimbursed related to the first installment of the Notes; it includes € 7 million (USD 6 million) of accrued interest.

As of December 31, 2002, the outstanding debt due to Carlton amounts to € 459 million (USD 481 million) including € 29 million of accrued interest (USD 30 million), of which € 10 million (USD 10 million) relates to the period from March 16, 2002 to December 31, 2002.

On May 7, 2002 the group incorporated a new Joint Venture, ScreenVision Europe, with Carlton in order to purchase and operate the cinema screen advertising businesses formerly held by UGC and RTBF in Europe (note 2 to our consolidated financial statements).

Following the acquisition and during 2002, Carlton and the Group granted loans to ScreenVision Europe on an equal basis. As of December 31, 2002, the debt due to Carlton by ScreenVision Europe in the consolidated financial statement of the Group amounts to € 14 million.

Such loans bear interest at market rate. For the 6 month period ended December 31, 2002, ScreenVision Europe recognized an interest expense amounting to € 1 million, out of which € 0.5 million was eliminated in Thomson’s consolidated financial statements.

•	France Telecom and its subsidiaries (“FT”)

On October 2, 2002, Thierry Breton was appointed FT’s Chairman and CEO. Following these appointments, he remains a member of the Board of Directors of Thomson and Chairman of the strategy committee of Thomson. In addition, Frank E. Dangeard has been appointed as Chairman of Thomson on October 2, 2002 and became Senior Executive Vice President at FT on December 5, 2002. Following these appointments he resigned from his former positions of vice chairman of the Board and Senior Executive Vice President of Thomson. As a consequence, FT has been considered as a related party since October 2, 2002.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT:

In December 2000, Thomson initiated with FT (Equant) a telecommunication outsourcing agreement, which scope is to provide all of the Group’s global telecom requirements for voice, data and videoconferencing. The agreement is known as TINOS (Thomson Infrastructure Network Operations Services).

As of November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to expand its scope to all of Thomson’s recent acquisitions.

For the 3 month period ended December 31, 2002, Thomson recorded € 6 million in operating expenses related to the TINOS contract (as amended).

In the normal course of business, Thomson is a supplier of ADSL set top boxes to FT. For the 3 month period ended December 31, 2002 such sales amounted to € 10 million. As of December 31, 2002 amounts due from FT amounted to € 13 million.

•	Loans made by Thomson

We have an outstanding loan with Mr. Brian Kelly, the CFO of our Digital Media Solutions division, for the purchase of real estate in the amount of U.S. $ 276,000. This loan, which was granted in April 14, 2000, will begin bearing interest on April 15, 2005 at a rate equal to the interest rate of the underlying mortgage loan taken out by Mr. Kelly on the property. The interest rate on this mortgage was 5.3% on May 12, 2003. As of this date, the full amount of the loan was outstanding.

ITEM 8—FINANCIAL INFORMATION

A—Consolidated Financial Statements and Other Financial Information

Please refer to the consolidated financial statements and the notes and exhibits thereto in Part III hereof and incorporated herein by reference.

B—Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

U.S. customs and Italian tax litigation

In January 1998, a grand jury investigation was initiated by the U.S. Attorney’s Office in Baltimore, Maryland. This investigation was conducted by the U.S. Department of Justice relating to the transfer pricing used in the importation of picture tubes by Thomson Inc. from an Italian subsidiary of the Group between 1993 and June 1998. In October 2002, the U.S. government informed the Company that it has declined to prosecute the grand jury case.

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated. The pre-penalty notices allege that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. According to the preliminary pre-penalty notices, these tubes had an appraised domestic value of approximately US $419 million (€ 399 million at December 31, 2002 closing rate). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately US $ 425 million (€ 405 million at December 31, 2002 closing rate). In an agreement reached with the Customs Service in January 1999, all action with respect to the pre-penalty notices was suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, and October 2002 and are now effective through January 6, 2004.

The amended pre-penalty notices estimate the loss of custom revenues at approximately US $ 12.5 million (€ 11.9 million at December 2002). Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue. In addition, the Group has agreed to indemnify the five employees for the monetary penalties. To date, no charges have been filed. The U.S. Customs Service has requested that the parties who received pre-penalty notices respond to the pre-penalty notices on or before June 2, 2003. Based on information currently available, the Group is not in a position to estimate the liability and has not accrued for a reserve. The Group will defend itself vigorously against any allegations of wrongdoing.

In connection with the investigation being conducted by the U.S. Customs Service, the Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor SpA, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor SpA. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to € 5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately € 2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office. Taking into account the tax-loss carry-forwards and the tax exemption system at that date, no tax or penalty is due concerning that year. Videocolor S.p.A. has decided to appeal against the decisions before the Appeal Court of Latina, which confirmed in February 2003 the initial judgment but without applying penalties.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to € 9.7 million taxable income, resulting in (i) additional taxes amounting to € 5.2 million and (ii) tax penalties amounting to € 5.2 million (before interest). In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. Based on the valuation method of the Group, the Commission has considered that the tax assessment should amount to € 3.4 million and that the Group should pay an additional € 2.7 million for 1994 and € 2.5 million for penalties. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Frosinone partially confirming the tax assessment but rejecting the valuation method of exported tubes used by the Italian tax authorities. On May 15th, Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian parliament in 2003 by paying a total amount of € 1.35 million. Videocolor will include the years 1993 and 1994 in the tax amnesty application and not the following years. Upon approval by the Italian tax authorities of the amnesty application, the calculations of which are based on a percentage of the total amount assessed by the tax authorities including the amounts rejected by the Courts, the years 1993 and 1994 will be closed. Videocolor will then be able to confirm the utilization in 1994 and 1995 of all the tax losses originating from 1993 and the previous years.

In 2001, the Direct Taxes Local Office gave notice of an assessment with regard to 1995 resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor SpA appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 21, 2003 to reject almost all of the assessment of the Italian Tax authorities.

On September 2002, the Direct Taxes Local Office gave notice of an assessment with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor SpA. challenged the assessment before the competent tax jurisdiction of Frosinone.

Tanashin

In June 1998, Tanashin Denki Co. Ltd. filed suit in the U.S. District Court for the Eastern District of Virginia alleging infringement of four utility patents and one design patent that relate to various sub-components of audio cassette drive mechanisms purchased from third parties. The case was subsequently transferred to the U.S. District Court for the Southern District of Indiana. In October 2001, a jury trial was held and a verdict was returned in favor of Tanashin Denki in the amount of USD 10.65 million (€ 10.1 million at December 31, 2002 exchange rate). The jury also made a finding of willful infringement and the issue of damages was left to the discretion of the trial judge. In May 2002, the U.S. District Court, Southern District of Indiana entered final judgment in the action in favor of Tanashin awarding damages in the amount of USD 21.3 million plus interest and attorneys’ fees. On June 10, 2002, Thomson Inc. entered into a settlement and license agreement with Tanashin Denki, Co. Ltd. related to cassette deck patents. The agreement results in the dismissal of Tanashin’s lawsuit.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DirecTV Enterprises, Inc. et al., Thomson Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DirecTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson Inc., DirecTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. were added as third-party defendants. Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.’s motion, the antitrust and unfair competition claims have been transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar-TV Guide International Inc., Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. The parties are currently engaged in extensive discovery. In May 2003, the Delaware Court issued a stay of the Delaware patent case pending the re examination of several of the patents at issue by the U.S. Patent and Trademark Office.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson, Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson, Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson, Inc. understands that all of the other defendants have settled prior to trial and does not believe it owes Parental Guide any further license payments. On January 17, 2003, Thomson Inc. filed a Complaint for Declaratory Judgment against Parental Guide in the U.S. District Court for the Southern District of Indiana seeking a ruling that Thomson Inc. owes no additional payments to Parental Guide pursuant to the Release and License Agreement. On February 7, 2003, Parental Guide served Thomson Inc. with a complaint filed in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. On May 12, 2003, the U.S. District Court in Indiana stayed the case in Indiana and ruled that the Texas case should proceed.

Broadcast Innovation

In November 2001, Broadcast Innovation filed suit in the U.S. District Court for the District of Colorado against Echostar Communications Corporation, Hughes Electronics Corporation, DirecTV, Inc., Thomson, Inc., Dotcast, Inc., and Pegasus Satellite Television, Inc. alleging infringement with respect to two patents; one relating to receiving data broadcast on a carrier signal (the ‘094 patent), and one relating to the control of signal distribution through the use of scrambling and unscrambling techniques (the ‘066 patent). NDS Limited, the manufacturer of the conditional access card utilized in Thomson digital satellite set-top boxes, is currently defending Thomson with regard to the ‘066 patent, subject to a reservation of rights. Thomson believes that it has meritorious defenses and is defending itself against the allegations.

Gemstar

In November 2001, Thomson, Inc., filed a demand for arbitration and a Statement of Claims with the American Arbitration Association seeking to dissolve and/or terminate the @TV Media Joint Venture with Gemstar-TV Guide International, Inc. (“Gemstar”) and recover damages for breach of contract. Gemstar counterclaimed that Thomson terminated, without good cause, a Memorandum of Terms outlining a proposed joint venture relating to the development of an electronic program guide business in Europe. In May 2002, Thomson entered into a binding memorandum of terms with Gemstar which resolved the issues in the pending arbitration. The arbitration proceeding has been terminated.

James Stalcup and Mary Gick class action

In February 2002, James Stalcup and Mary Gick filed an individual and purported class action pursuant to Section 5/2-801 of the Illinois Code of Civil Procedure on behalf of U.S. consumers who acquired certain television sets manufactured by Thomson, Inc. during the period between 1998-2001. The complaint alleges a defect in certain televisions which have a “software-like integrated chip” which can cause temporary audio failure. The Group does not believe that the alleged televisions or the “ICs” which it procures from third parties are defective, and it intends to defend itself against any such allegations.

IP Innovation

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson, Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue. On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the U.S. District court for the Southern District of Indiana. The Company has filed an answer contesting the allegations.

Environmental matters

A number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use, including the handling and disposal of wastes. Soil and groundwater contamination has occurred at some sites, including third-party disposal sites, and might occur or be discovered at other sites in the future, exposing Thomson to remediation costs and/or claims for damages to persons or property. The Group has identified certain sites at which chemical contamination has required or will require remediation or other restorative measures. Principal among these sites is a former production facility in Taoyuan, Taiwan, which Thomson owned from 1987 to 1992 when all production activities ceased and the site was sold.

In accordance with the agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities, including certain liabilities that could arise from the Taoyuan, Taiwan facility relating to environmental conditions existing prior to Thomson’s acquisition of the property.

The Group believes that the amounts budgeted and reserved will enable it to satisfy known and anticipated environmental, health and safety obligations to the extent they can be reasonably estimated and anticipated. These matters cannot be predicted with certainty, however, and the Group cannot provide any assurance that these amounts will be adequate. In addition, future developments, such as changes in environmental, health and safety laws or the discovery or development of new or existing conditions, could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and provisions established for environmental, health and safety matters and subject to the uncertainties described in this section, the Group does not believe that environmental, health and safety compliance and remediation requirements will have a material adverse effect on the Group’s business, financial condition or results of operations.

C—Dividends

We may declare a dividend upon the recommendation of our Board of Directors and the approval of our shareholders at their annual general meeting. Under French company law, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, refer to Item 10: “Additional Information—Memorandum and Articles of Association”.

We did not pay dividends in respect of the five years ending December 31, 2001.

On February 11, 2003, the Board, taking into account the Group’s new business model towards more value-added, higher organic growth businesses, its financial strength and its significant improvement in net income in 2002, proposed the distribution of a dividend amounting to € 0.225 per share, which was approved by the Shareholders’ at their meeting on May 6, 2003. This dividend will be paid from June 3, 2003.

Any future payments of dividends will depend on our financial condition and results of operations, especially net income, and our investment policy at that time.

Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

ITEM 9—THE OFFER AND LISTING

Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed:

•	on the Premier Marché of Euronext Paris S.A. and are eligible for the Service de Règlement Différé (deferred settlement service) under the Euroclear France code 18453, each described below; and

•	on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

A—Trading on the Euronext Paris S.A.

On September 22, 2000, the entity managing the Paris stock exchange (Société des Bourses Françaises, known as ParisBourse SBF S.A.) and the entities managing the Amsterdam and Brussels stock exchanges, respectively, merged to create Euronext NV, a Dutch holding company and the first pan-European stock exchange (“Euronext”). Subsequently, ParisBourse SBF S.A., now a wholly-owned French subsidiary of Euronext NV, changed its name to Euronext Paris S.A. (“Euronext Paris”). Securities quoted on any of the stock exchanges participating in Euronext are traded through a common platform, with central clearinghouse, settlement and custody structures. However, securities remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

Securities approved for listing by Euronext Paris are traded in one of the three regulated markets, the Paris Bourse, which in turn comprises the Premier Marché, the Second Marché, and the Nouveau Marché. In addition, Euronext Paris operates a European depositary receipt (“EDR”) market. Aside from these regulated markets, securities of certain other companies are traded on a non-regulated market, the Marché Libre. These markets are all operated and managed by Euronext Paris, a market operator responsible for the admission of securities and the supervision of trading in listed securities.

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session with a final fixing at 5:30 p.m. (during which time trades are recorded but not executed). Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most listed securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on the Premier Marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the Conseil des Marchés Financiers, or “CMF”, the Commission des Opérations de Bourse, or “COB”, and the issuer also may request a suspension in trading.

Pursuant to a draft law, which is under discussion before the Parliament, the CMF and the COB are to be merged into one single entity which will be named the Autorité des Marchés Financiers and which will gather the current powers of both existing entities.

Trades of securities listed on the Premier Marché are settled on a cash basis on the third trading day following the trade (immediate settlement or Réglement Immédiat ). Market intermediaries are also permitted to offer investors a deferred settlement service (Service de Réglement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million.

Our shares are eligible for the deferred settlement service. In the deferred settlement service, the purchaser may decide on the determination date (date de liquidation), which is the fifth trading day prior to the end of the month, either (i) to settle the trade no later than the last trading day of such month, or (ii) upon payment of an additional fee, to extend to the determination date of the following month the option either to settle no later than the last trading day of such month or to postpone again the selection of a settlement date until the next determination date. Such option may be maintained on each subsequent determination date upon payment of an additional fee.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. Thus if the deferred settlement sale takes but during the month of a dividend payment, but before the actual payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Trading by our company in our own shares

Under French law, our company may not issue shares to itself, but we may purchase our shares in the limited cases described in the section entitled “Description of Share Capital—Memorandum and Articles of Association—Purchase of our own shares” and “—Trading in our own shares”.

In France, our shares have been included in the SBF 120 and SBF 250 Indexes since March 7,

2000 and in the CAC 40 Index since August 23, 2000. We are also part of the IT CAC Index, a Euronext Paris technology index.

The tables below set forth, for the periods indicated, the high and low quoted prices in euro for our outstanding shares on the Premier Marché of Euronext Paris.

Years ending December 31,

	Euronext Paris
	Volume of transactions(1)			Share price in euro(1)
	euro in millions	Shares	Average volume	Average closing price	High	Low
1999 (from Nov. 3)	645.3	40,365,298	974,414	20.16	27.25	12.43
2000	8,620.5	156,303,492	636,024	56.11	81.33	21.75
2001	9,321.0	257,851,594	801,793	40.26	58.90	17.25
2002	13,558.5	546,861,580	2,144,555	25.23	37.15	12.05

(1)	Data take into account the two-for-one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 16, 2000.

Source: Euronext Paris

Quarters for years ending December 31,

	Euronext Paris
	Volume of transactions(1)			Share price in euro(1)
	euro in millions	Shares	Average volume	Average closing price	High	Low
1999
Fourth Quarter (from November 3)	645.3	40,365,298	974,414	20.16	27.25	12.43

2000
First Quarter	2,041.5	40,758,960	738,937	49.56	74.35	21.75
Second Quarter	1,269.1	23,136,596	379,288	55.85	69.60	39.98
Third Quarter	2,301.7	32,466,448	507,288	69.11	81.33	56.55
Fourth Quarter	3,008.2	59,941,488	925,544	49.90	62.00	42.00

2001
First Quarter	2,351.1	50,618,418	790,913	47.52	58.90	33.50
Second Quarter	2,372.9	55,000,581	901,649	43.58	53.30	31.25
Third Quarter	2,055.7	66,945,423	1,030,234	31.43	39.80	17.25
Fourth Quarter	2,541.3	85,201,419	1,353,451	29.38	34.90	19.80

2002
First Quarter	4,765.7	147,684,525	2,382,008	33.60	37.15	28.50
Second Quarter	3,313.7	116,607,097	1,850,906	29.04	35.90	20.40
Third Quarter	3,072.0	143,567,015	2,175,258	21.33	26.45	15.15
Fourth Quarter	2,407.1	139,002,943	2,171,921	17.48	23.58	12.05

2003
First Quarter	1,342.6	100,997,052	1,603,128	13.17	18.12	9.25

(1)	Data take into account the two for one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 16, 2000.

Source: Euronext Paris

Last six months

	Euronext Paris
	Volume of transactions			Share price in euro
	euro in millions	Shares	Average volume	Average closing price	High	Low
2003
April	511,1	42,513,470	2,125,674	11.90	14.02	9.93
March	475,1	42,321,746	2,015,321	11.24	13.17	9.25
February	392.7	29,026,599	1,451,330	13.86	15.49	11.51
January	474.8	29,648,707	1,347,669	16.08	18.12	14.32
2002
December	641.2	33,437,006	1,671,850	18.21	23.58	15.85
November	751.8	40,375,350	1,922,636	18.40	22.84	15.20

Source: Euronext Paris

B—Trading on the New York Stock Exchange

JPMorgan Chase Bank serves as the depositary with respect to the ADSs traded on the New York Stock Exchange. Each ADS represents one ordinary share.

The tables below set forth, for the periods indicated, the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

Years ending December 31,

	New York Stock Exchange
	Volume of transactions(1)			ADS price in U.S.$(1)
	U.S.$ in millions	Shares	Average volume	Average closing price	High	Low
1999 (from November 3)	110.6	6,774,600	168,893	20.41	27.31	13.44
2000	286.3	6,107,500	24,371	51.45	73.00	23.06
2001	114.8	3,367,900	13,580	33.99	54.25	16.25
2002	81.8	3,489,700	13,848	23.40	32.98	12.12

(1)	Data take into account the two for one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 22, 2000.

Source: NYSE

Quarters for years ending December 31,

	New York Stock Exchange
	Volume of transactions(1)			ADS price in U.S.$(1)
	U.S.$ in millions	Shares	Average volume	Average closing price	High	Low
1999
Fourth Quarter (from November 3)	110.6	6,774,600	168,893	20.41	27.31	13.44

2000
First Quarter	82.5	1,682,600	26,708	48.76	71.00	23.06
Second Quarter	30.9	604,600	9,670	52.01	65.00	37.50
Third Quarter	23.3	364,600	5,787	62.53	73.00	51.25
Fourth Quarter	149.6	3,455,700	54,852	42.50	52.75	36.50

2001
First Quarter	47.2	1,057,200	17,052	43.45	54.25	29.10
Second Quarter	22.3	625,500	9,929	37.72	45.71	28.00
Third Quarter	19.1	695,800	11,793	28.42	33.73	16.25
Fourth Quarter	26.3	989,400	15,459	26.30	31.00	18.45

2002
First Quarter	26.2	896,200	14,937	29.26	32.98	24.90
Second Quarter	21.9	790,700	12,355	26.45	31.20	20.85
Third Quarter	15.3	743,300	11,614	20.82	25.78	15.00
Fourth Quarter	18.3	1,059,500	16,555	17.47	23.07	12.12

2003
First Quarter	13.9	979,800	16,062	14.74	18.64	10.23

(1)	Data take into account the two for one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 22, 2000.

Source: NYSE

Last six months

	New York Stock Exchange
	Volume of transactions			ADS price in U.S.$
	U.S.$ in thousands	Shares	Average volume	Average closing price	High	Low
2003
April	6,092	450,400	21,448	12.99	15.21	11.13
March	5,141	421,100	20,052	12.20	14.15	10.23
February	4,399	295,300	15,542	14.92	16.88	12.95
January	4,387	263,400	12,543	17.10	18.64	15.30

2002
December	4,472	238,400	11,352	18.41	23.07	16.60
November	6,364	336,800	16,840	18.25	22.33	15.40

Source: NYSE

ITEM 10—ADDITIONAL INFORMATION

A—Memorandum and Articles of Association

Our company is a société anonyme, a form of limited liability company, incorporated under the laws of France. We are registered in the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Nanterre under No. 333 773 174 and our APE code, which identifies a company’s type of business and activities, is 741J, corresponding to the business of corporate administration. Our by-laws (statuts) specify that our corporate affairs are governed by the Title II of the French Commercial Code and the statuts themselves. Our corporate purpose, as defined in Article 2 of our statuts, is:

•	the taking of equity holdings or interests in any business of any nature in any form whatsoever, whether in existence or to be created;

•	the acquisition, management, and transfer of all manner of real property rights and assets and of all manner financial instruments, as well as the execution of all manner of financing transactions;

•	the acquisition, transfer and exploitation of all manner of intellectual property rights, licenses or processes;

•	the manufacture, purchase, importation, sale, exportation, anywhere of all manner of materials and products, as well as the rendering of all manner of services.

We may act directly or indirectly for our own account or for the account of third parties, whether alone or by equity holding, under agreement, in joint venture, or in partnership with any other legal entity or individual, and we may carry out, whether in France or abroad, in any manner whatsoever, all manner of financial, commercial, industrial, real property, and personal property transactions within our corporate purpose or involving similar or related matters.

We summarize below material provisions of applicable French law and our statuts. An unofficial English translation of our statuts is included hereafter as Exhibit 1 to this Annual Report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France.

Authorized but Unissued Capital

Under authorizations that our Board of Directors has received from our shareholders, the Board of Directors may issue share purchase or subscription options to our employees and agents and may additionally increase our capital for certain other purposes. More specifically, our shareholders have authorized our Board of Directors:

•	To increase our capital by an amount which, by law, may not exceed 33% of our share capital, in order to grant share subscription options relating to newly issued shares as to which shareholders’ preemptive rights have been waived to our employees and agents. This authorization expires on November 10, 2005.

•	To increase our capital by up to € 15,000,000, or 4,000,000 shares as to which shareholders’ preemptive rights have been waived, on or prior to March 12, 2004 for the purpose of paying to Carlton some of the acquisition price for Technicolor that we owe to them. The number of shares to be issued for this payment will depend on the trading price of the shares at that time.

•	At any time on or before July 3, 2004, to increase our capital by € 250,000,000, or 66,666,666 shares, all or any portion of which may be used in connection with the issuance of shares into which debt securities are convertible. Those shares that are issued in connection with the issuance of convertible debt securities may be issued without provision for the preemptive rights of our shareholders, at the option of our Board of Directors.

•	At any time on or before July 6, 2005 to increase our capital by capitalization of up to € 1 billion in reserves, profits or premiums. Any such capital increase may be used to issue additional shares to current shareholders free of charge.

Under the French privatization laws, so long as the French State holds between 50% and 20% of our outstanding shares, we may not effect any of the foregoing capital increases unless we have obtained the approval of the French Minister of the Economy. Other than with respect to a capital increase involving a stock option plan, the French Minister of the Economy must base this approval on a binding recommendation, as to price, given by the French Commission of Participations and Transfers (Commission des Participations et des Transferts), a commission of experts charged with valuing state-owned businesses to be transferred to the private sector, or, in the case of a capital increase involving a stock option plan, in the absence of an objection by such Commission within a 10-day period.

For information about our share capital history for the last three fiscal years, refer to Note 17 to our financial statements.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares provided the statuts contain a provision to that effect, as ours do; and

•	issuing non-convertible bonds.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our company’s name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing the issuance of investment certificates, convertible or exchangeable securities;

•	establishing any other rights of equity securities;

•	selling or transferring substantially all of our assets; and

•	the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights or preferred shares without voting rights) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after approval by the relevant special meeting.

The Chairman of our Board of Directors or a Vice President of the Board of Directors presides over shareholders’ meetings. If none are available, the Board of Directors may delegate a member to preside over the meeting. Otherwise, those present at the meeting may elect a meeting chairperson.

Annual Ordinary Meetings

The French Commercial Code requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, our independent auditors, the majority shareholder (either in terms of capital stock or of voting rights) after a takeover (offre publique d’achat ou d’échange), or after the transfer of a controlling block or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of urgency;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;

•	the Workers’ Council (comité d’entreprise) provided that there is an emergency; or

•	the majority shareholder (either in terms of capital stock or of voting rights) after a takeover (offre publique d’achat ou d’échange), or after the transfer of a controlling block.

In the case of a bankruptcy, our liquidator may also call a shareholders’ meeting in some instances.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO”. The preliminary notice must first be sent to the COB. The COB also recommends that simultaneously with the publication of the preliminary notice in the BALO, a summary of the preliminary notice should be published in a newspaper of national circulation in France. It must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

At least fifteen days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice containing the final agenda, place, date and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative area (département) in which our company is registered as well as in the BALO, with prior notice having been given to the COB.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the Workers Council.

The Board of Directors must submit these resolutions to a vote of the shareholders.

During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions.

Attendance and Voting at Shareholders’ Meetings

Each shareholder is entitled to one vote per share at any general meeting.

If a shareholder fails to properly notify us, in the manner described below under “—Requirements for Holdings Exceeding Certain Percentages”, on passing the threshold of 0.5% the shares over that threshold may be deprived of their voting right.

Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

Each shareholder shall have the right, upon substantiating his identity, to participate in the general meetings of shareholders under the condition:

➢	for the owners of registered shares, that an entry of registration has been made in the records of the company;

➢	for the owners of bearer shares, that a certificate issued by an authorized intermediary confirming the unavailability of their shares entered on account up to the date of the meeting of shareholders has been deposited at the places mentioned in the notice of meeting, and as the case may be, that he provides to the company, in accordance with the provisions in force, any evidence enabling him to be identified.

These formalities must be fulfilled prior to 3:00 p.m. (Paris time) the day before the meeting of shareholders unless there is an earlier deadline mentioned in the meeting notice or mandatory provisions in force that shorten this deadline.

An express revocation of the registration or of the unavailability of the shares referred to above can only take place in accordance with the provisions in force.

For the purpose of identifying the owners of securities, the Company shall have the right to request the following information, at any time, at its own expense and pursuant to applicable law and regulations from the institution that handles the clearing of share transactions: the name, nationality, year of birth or formation, country of incorporation and address of individuals or legal entities that own securities that may, either immediately or in the future, confer the right to vote at the Company’s shareholders’ meetings, the number of the securities owned by each of these shareholders and any restrictions to which these securities may be subject.

When a person for whom information has been requested does not provide this information within the time allowed by the applicable law and regulations or has provided incomplete or erroneous information with respect to either his/her/its legal capacity in relation to the owner of the securities, the shares, or the securities that immediately or in the future entitle their owner to receive shares, and for which this person was registered as a shareholder shall be deprived of the right to vote at all shareholders’ meetings that may be held until proper identification is provided and the payment of the dividend on said shares or securities shall be withheld until this date.

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or be represented by a spouse or by another shareholder. Shareholders may vote in person, by proxy either to a spouse or to another shareholder or by mail. However, a holder of bearer shares who is not a French resident may be represented at shareholders’ meetings by an appointed intermediary as described in “—Attendance and Voting at Shareholders’ Meetings”.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may only grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or allowed by the Board of Directors and against all others.

With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Under conditions established by law and regulations, the shareholders may also send their proxy forms and forms for voting by data transmission upon a decision of the Board of Directors published in the announcement of session and the notice of meeting.

Quorum

The French Commercial Code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person, vote by mail or be represented to fulfill the quorum requirement for:

•	an ordinary general meeting; or

•	an extraordinary general meeting where an increase in our Share Capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of the voting rights attached to outstanding shares must be present in person or voting by mail or by proxy for a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

At the time of the notice of meeting the Board of directors may decide on the public rebroadcast of the entirety of such general meetings by video conference and/or data transmission in the conditions fixed by the regulations in force. In that case, the shareholders who attend the general meeting by video conference or means of data transmission are deemed to be present for the quorum and majority calculation, in the conditions provided by the regulations in force. As the case may be, this decision is to be communicated in the announcement of the session and in the notice of the meeting.

Majority

A simple majority of the shareholder votes cast may pass a resolution at an ordinary general meeting or an extraordinary general meeting concerning only a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast, including abstentions by shareholders present or represented by proxy or voting by mail, is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Shareholder Rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the votes appertaining to shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, and the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting. A unanimous shareholder vote is required to increase liabilities of shareholders.

Financial Statements and other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our Annual Report and a summary of the results of the five last fiscal years to any shareholder who so requests.

Dividends

We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts.

Legal Reserve

The French Commercial Code provides that French sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company. This restriction on the payment of the dividends also applies on an unconsolidated basis to each of our French subsidiaries organized as a société anonyme, société en commandite par actions, société par actions simplifiée or société à responsabilité limitée.

Approval of Dividends

According to the French Commercial Code, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting, or by the Board of Directors in the absence of such a decision by the shareholders.

Timing of Payment

According to the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

Changes in Share Capital

Increases in share capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of the Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	for cash;

•	for assets contributed in kind;

•	by conversion or exchange of debt securities previously issued;

•	by capitalization of profits, reserves or share premiums; or

•	subject to various conditions, in satisfaction of debt incurred by our company.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. Refer to “—Shareholders’ Meetings and Voting Rights”.

Pursuant to a French law of February 19, 2001, any decision to increase the share capital requires the shareholders, at an extraordinary shareholders’ meeting, to consider and vote upon a capital increase reserved for employees, although such capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the voted capital increase. At this end, the annual general meeting held on May 3, 2002, has delegated to the Board of directors the right to carry out an increase in share capital for a maximum nominal amount of € 18.75 million reserved for employees. Our shareholders’ meeting held on May 6, 2003 delegated to our Board of Directors for a period of 5 years from the date of this shareholders general meeting all necessary powers for increasing the registered capital within a maximum nominal amount of € 3.75 million reserved for members of a company savings scheme or joint employees’ voluntary savings scheme of the company and of the French or foreign companies of the group that are affiliate to it within the meanings of articles L.225-180 of the French Commercial Code and L.444-3 of the French Labor Code.

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that the increase has been previously authorized by the shareholders. The Board of Directors may further delegate this right to the Chairman of the Board of Directors.

Decreases in share capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. In the case of a capital reduction, through a reduction of the number of outstanding shares other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential subscription rights

According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

The affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote at an extraordinary general meeting may waive the preferential subscription rights of all shareholders with respect to any particular offering or a portion of that offering. French law requires that the Board of Directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

Form, Holding and Transfer of shares

Form of shares

Our statuts provide that the shares may be held in registered or bearer form at the holder’s election. Our statuts also provide that any person holding more than 2% of our share capital must within fifteen days of passing this threshold request that its shares be converted into registered form.

Holding of shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates.

We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Crédit Agricole Indosuez. In addition, we maintain separate accounts in the name of each registered shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Crédit Agricole Indosuez, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our company’s share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of deposit for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our statuts permit us to request that Euroclear France provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. Also, we may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights.

Transfer of shares

Registered shares must be converted into bearer form before being transferred on the Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to € 153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of € 23 per transaction and a maximum assessment of € 610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within fifteen calendar days of the date it crosses the threshold, of the number of shares it holds (directly or in the form of ADSs or by an intermediary as described in “—Attendance and Voting at Shareholders’ Meetings”) and their voting rights. The individual or entity must also notify the CMF within five trading days of the date it crosses the threshold.

French law and the COB regulations impose additional reporting requirements on persons who are increasing their ownership above 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend it stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. The regulations provide for some exceptions to the rule.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to criminal fees.

In addition, our statuts provide that any person who becomes, directly or indirectly, the owner of 0,5% of the total number of shares or voting rights of the company (as defined in Article L.233-7 of the French Commercial Code) must notify the company within 15 days of exceeding the threshold by registered/certified letter with return receipt requested, by fax, or by telex indicatingwhether the shares or voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. It is to be renewed per additional holding of 0.5 % of the capital or of the voting rights, without limitation. This duty applies under the same conditions when the equity holding or the voting rights become lower than the thresholds mentioned above.

Each shareholder who does not comply with these requirements may be deprived of the right to vote pertaining to the shares exceeding the threshold at issue. In addition, upon holding directly or indirectly more than 2% of the total number of shares comprising the share capital or voting rights a person is required within 15 days of exceeding this threshold to request that its shares be converted into registered form. A copy for entry in registered form, sent by registered/certified letter with receipt requested, by telex or by fax to the company within this 15-day period shall operate as a statutory declaration of exceeding the threshold.

In order to permit holders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within fifteen calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the Depositary and the Depositary shall, as soon as practicable, forward such notification to us and to the CMF.

Purchase of our own shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

1.	To reduce our share capital with our shareholders’ approval at an extraordinary general meeting.

2.	To provide shares to our employees under a profit-sharing plan or stock option plan after obtaining approval of the shareholders at an extraordinary general meeting, or

3.	To acquire up to 10% of our share capital, provided our shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) through a share repurchase program. To acquire our shares for this purpose, we first must file a note d’information that has received the approval, or visa of the COB and obtain our shareholders’ approval at an ordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase under either 2. or 3. above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10%

of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Ordinary shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

The authorization given to the Board of directors by the shareholders on November 10, 2000 to repurchase up to 10% of our share capital has been partially used, then on December 31, 2001, Thomson has been repurchased 3,267,850 shares with an average price of euros 47,73.

On May 6, 2003, the shareholders authorized our Board of Directors to repurchase up to 10% of our share capital. The purchase price may not exceed € 50 per share and the sale price must be at least € 15 per share, except in certain limited circumstances, including where securities are issued by way of payment or exchange, particularly in connection with external-growth operations. This authorization will remain valid until November 6, 2004. This authorization cancels and replaces the authorizations given on May 3, 2002 and November 10, 2002.

Trading in our own shares

Under Regulation No. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three general requirements for trades by a company in its own shares to be deemed valid:

•	These trades must be executed on our behalf by only one intermediary in each trading session, except during the issue period of any securities if the trades are made to ensure the success of the issuance,

•	Any block trades may not be made at a price above the current market price, and

•	Each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares, like our shares, are continuously quoted (cotation en continu), then a trade must meet three further requirements to be deemed valid:

•	The trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension or reservation of securities, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

•	The trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and

•	The trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during a certain reference period immediately preceding the trade. In the case of shares eligible for the deferred settlement service, like our shares, this reference period is three days. This 25% limit does not apply to off-market block trades or to acquisitions made by an investment service provider on our behalf pursuant to a liquidity agreement meeting certain criteria.

However, there are two periods during which we are not permitted to trade in our own securities other than through an investment service provider acting on our behalf pursuant to a liquidity agreement meeting certain criteria: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

B—Material Contracts

Not applicable

C—Exchange Controls and Other Limitations Affecting Security Holders

Ownership of shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions.

A person who is not a resident of the European Union is not required to obtain an authorisation préalable or prior authorization prior to acquiring a controlling interest in a French company. However, both EU and non-EU residents must file a déclaration administrative or administrative notice with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company’s Share Capital or voting rights is regarded as a controlling interest; however, a lower percentage may be held to be a controlling interest in certain circumstances depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party.

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

D—Taxation

French Taxation

The following generally summarizes the material French tax consequences of owning and disposing of our shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof and are subject to any changes in applicable laws and tax treaties after that date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of the shares.

The following summary does not discuss the treatment of shares that are held by a resident of France (except for purposes of illustration) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors is currently generally equal to 10%, unless they hold at least 5% of the French distributing company and meet the conditions to qualify under the French parent subsidiary regime, in which case the avoir fiscal is equal to 50% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

France has entered into tax treaties with the following countries and Territoires d’Outre-Mer under which qualifying residents are generally entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Some of the treaties listed below contain specific limitations on the ability of corporate holders to receive payments in respect of the avoir fiscal, or provide that such payments are available only to individuals:

Australia	Ivory Coast	Norway
Austria	Japan	Pakistan

Belgium	Latvia	Saint-Pierre et Miquelon
Bolivia	Lithuania	Senegal
Brazil	Luxembourg	Singapore
Burkina Faso	Malaysia	South Korea
Canada	Mali	Spain
Estonia	Malta	Sweden
Finland	Mauritius	Switzerland
Gabon	Mayotte	Togo
Germany[1]	Mexico	Turkey
Ghana	Namibia	Ukraine
Iceland	Netherlands	United Kingdom
India	New Caledonia	United States of America
Israel	New Zealand	Venezuela
Italy	Niger

If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty. Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation. The précompte generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the avoir fiscal at a rate of 10% may claim an additional payment equal to 80% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. Such additional payment is considered an increase to the avoir fiscal.

When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax.

Taxation on Sale or Other Disposition of Shares

Subject to more favorable provisions of any relevant double tax treaty, holders that are not residents of France for tax purposes, do not hold shares in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (bénéfices sociaux), directly or indirectly, alone or with relatives at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of our shares.

A 1% registration duty (subject to a maximum of € 3,049 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies

[1]	According to a common statement of the French and German tax authorities dated July 13, 2001, dividends paid to German resident holders other than individuals as of January 1, 2001 no longer give right to the avoir fiscal. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has been adopted but not yet published and, when published, should apply retroactively as of January 1, 2002.

that are not evidenced by a written agreement, or if any such agreement is executed outside France. No stock exchange stamp tax is payable on the sale of shares by non-French residents.

Estate and Gift Tax

France imposes estate and gift tax on shares of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit. Prospective investors should consult their own advisors concerning the applicability of French estate and gift tax to these ownership of shares and the availability of, and the conditions for claiming exemptions under, such a treaty.

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) generally does not apply to non-French resident individual investors owning directly or indirectly less than 10 percent of our share capital assuming the shares do not permit such non-French residents to exercise influence over our company.

Taxation of U.S. Investors

This section describes the material United States federal income tax consequences and French tax consequences to U.S. holders of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section may not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 5% or more of the voting stock or the share capital of Thomson,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of France, all as currently in effect, as well as on the income tax treaty between the United States of America and France (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax and French tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares generally will not be subject to United States federal income or to French tax.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States for United States federal income tax purposes,

•	a domestic corporation or other entity treated as a domestic corporation for United States federal income tax purposes,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of Dividends

French Taxation

As discussed in more detail under “French Taxation,” dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal.

However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. French tax will be withheld directly at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares (including, but not limited to, dividend rights). A U.S. holder generally will be entitled to receive a refund of the avoir fiscal only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust) is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

The refund of the avoir fiscal will not be made available until after the close of the calendar year in which the dividend is paid. Accordingly, a U.S. holder that is a corporation generally will be entitled to an avoir fiscal refund of 10% of the amount of a dividend paid. A U.S. holder that is an individual generally will be entitled to an avoir fiscal refund at the 50% rate.

Pension funds and certain other tax-exempt U.S. holders are entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the avoir fiscal generally payable to a corporation, net of a 15% withholding tax.

U.S. holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the précompte equalization tax (discussed under “—French Taxation,” above) in respect of a dividend distribution. Corporate holders receiving dividends generally will be entitled to receive a payment equal to 80% of the précompte that we actually pay in cash in respect of dividends paid, less a 15% withholding tax. Pension funds and other tax-exempt U.S. holders generally will be entitled to receive 30/85 of this amount, less a 15% withholding tax. The additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder, provided he/she establishes his/her entitlement to treaty benefits before the payment of the dividend, will initially receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder that is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 8.5, consisting of the avoir fiscal of 10, less a 15% withholding tax on that amount (equal to 1.5); in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder, generally, may also obtain from the French tax authorities an additional payment equal to 80% of the précompte that we actually pay in cash, less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder who is a U.S. pension fund, such U.S. pension fund initially will receive 85, but will generally be entitled to an additional payment of 3 consisting of the avoir fiscal of 3.52, less a 15% withholding tax on that amount; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. pension fund may also obtain from the French tax authorities an additional payment equal to 30/85 of 80% of the précompte we actually pay in cash, less a 15% withholding tax.

If you are not entitled to a refund of the avoir fiscal, you generally may obtain from the French tax authorities a refund of the entire précompte we actually pay in cash in respect of a dividend, less a 15% French withholding tax. Pension funds and certain other tax-exempt U.S. holders are also entitled to a refund of the précompte we actually pay in cash but only up to the amount exceeding the payments to which they are entitled in respect of the avoir fiscal and the avoir fiscal increase.

French Refund Procedure

In order to claim Treaty benefits, you must complete and deliver to the French tax authorities either:

•	the simplified certificate described below; or

•	an application for refund on French Treasury form RF 1A EU-No. 5052.

A simplified certificate must state that:

•	you are a U.S. resident within the meaning of the Treaty;

•	you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

•	you own all the rights attached to the full ownership of the shares (including dividend rights);

•	you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal; and

•	you claim the reduced rate of withholding tax and payment of the avoir fiscal.

If a holder that is not an individual submits an application for refund on form RF 1 A EU-No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights).

Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service. If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

If you are not entitled to a refund of the avoir fiscal but are entitled to a full refund of the précompte, or if you are a U.S. pension fund or other tax-exempt U.S. holder that is entitled to a partial refund of the précompte, you must apply for such a refund by filing French Treasury form RF lB EU-No. 5053 before the end of the year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes and including any avoir fiscal or précompte to which you may be entitled under the Treaty). You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend generally will be taxed at a preferential rate if you hold the shares or ADRs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. You must include the dividend in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Refer to the caption “Taxation of Dividends—French Refund Procedure” above for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. In addition, special rules will apply in determining the foreign tax credit limitation with respect to dividends.

Taxation of Capital Gains

French Taxation

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of our shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

French Gift and Inheritance Tax

Under the estate and gift tax convention between the United States and France, a transfer of shares by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

Passive Foreign Investment Company Status

We believe that our shares and ADSs should not be treated as stock of a PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to become a PFIC, the tax treatment of distributions on our shares or ADSs and of any gains realized upon the disposition of our shares or ADSs may be less favorable than as described herein. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you hold shares or ADSs.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Thomson’s financial market risks are managed centrally by its corporate treasury department in France. The corporate treasury has reporting to it two regional treasury departments in Indianapolis, United States of America, and in Singapore (the latter was moved to Hong Kong in the first quarter of 2003). The treasury department is part of the corporate finance department and reports to the CFO. Total staffing of treasury is 14 persons.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other things, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee of the Board of Directors via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

Thomson faces financial market risks due to exchange rate fluctuations, interest rate fluctuations, stock price fluctuations and liquidity risk. To reduce interest rate and currency risk we enter into hedging operations. To reduce liquidity risk we put in place various long-term and committed financings.

With regard to derivative instruments, our policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit us to take speculative market positions or to authorize our subsidiaries or businesses to take speculative market positions.

In order to reduce our exposure to interest rate and currency fluctuations, we use currency and interest rate derivative instruments in accordance with market conditions and within the framework of procedures established by us. All interest rate transactions are executed centrally by the corporate treasury department in France. Foreign exchange transactions are monitored centrally in France and carried out, depending on local regulations or to permit practical access to the market, either by the corporate treasury department in France or by the Singapore regional treasury. Foreign exchange transactions for Mexican affiliates are executed by the U.S. regional treasury.

We may also use derivatives to reduce our exposure to stock price fluctuations of certain of our investments in listed companies. At December 31, 2002 we did not have any such instruments outstanding.

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparts.

Liquidity risk is also managed centrally by the corporate treasury department in accordance with financial policies approved by the Chief Financial Officer and the Executive Committee. All

long-term and committed financings are carried out by the corporate treasury department in France

i) Exchange Rate Fluctuations

Translation Risks

The assets, liabilities, revenues and expenses of our operating entities are denominated in various currencies, principally U.S. dollars. Our consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than the euro must be translated into euro at the applicable exchange rate to be included in our financial statements.

If the euro increases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euro of our non-euro assets, liabilities, revenues and expenses, even if the value of these items has not changed in their original currency. The introduction of the euro on January 1, 1999 has partially reduced our translation risk because a significant portion of our sales are in countries that have adopted the euro.

Our main translation risk concerns the sales and income of our subsidiaries that report in U.S. dollars as well as our investments in these subsidiaries.

Because of the long-term nature of our investments in foreign subsidiaries, our policy is not to hedge such exposures. Our principal foreign investment is the shares we hold in our U.S. subsidiaries, the book value of which was € 1,873 million at December 31, 2002. The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet.

Transaction Risks

Commercial Exposure. Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2002 were the U.S. dollar, Japanese yen, Canadian dollar, Mexican peso and the Polish zloty.

In order to reduce the currency exposure on commercial transactions, our subsidiaries seek to denominate their costs either in the same currencies as their sales or in specific cases in currencies that we believe are not likely to increase in value compared with the currencies in which sales are made. Our policy is for our subsidiaries to report regularly their projected foreign currency needs and receipts to the corporate treasury department, which then reduces overall exposure by netting purchases and sales in each currency on a global basis. Exposures that remain after this process are hedged with banks using foreign currency forward contracts and occasionally foreign currency options.

Because of the relatively short business cycles of many of our products, our policy is to hedge on a short-term basis up to six months. For our products and services which are sold on a longer-term basis and in particular our Patents & Licensing activity we may hedge for periods greater than six months.

In most cases, our corporate treasury department will hedge the full amount of our estimated net exposure with banks, thereby eliminating the currency risk. In exceptional cases in which it anticipates a favorable currency exchange rate movement, the corporate treasury department may leave a portion of our estimated exposure unhedged.

Financial exposure.

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies, which potentially may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the corporate treasury department to the extent practical. In order to balance the currencies that the corporate treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2002, these swaps were primarily undertaken to swap euros, both deposited internally with and borrowed externally by our corporate treasury, against U.S. dollars lent out by our corporate treasury department.

Impact on Thomson of exchange rate fluctuations.

The majority of our net sales as well as a portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Consumer Products and Digital Media Services divisions. As a result, the fluctuations of the euro/U.S. dollar exchange rate have a significant translation impact on our net sales and to a lesser extent on our operating income.

In 2002, 54% of our consolidated sales were in subsidiaries that use the U.S dollar as their functional currency. The exchange rate fluctuations had a negative translation impact of € 445 million on our sales and of € 24 million on our operating income, following a 16% fall in the euro/U.S. dollar rate over the year 2002. We estimate that this sensitivity has not significantly changed since the end of 2002.

In addition, exchange rate fluctuations on our commercial exposures also impact our net sales and operating income. The impact, however, is significantly less than the translation impact. For our sales, the impact on commercial exposures is less important than the translation impact because 85-90% of the sales of our subsidiaries are in their domestic currency.

Our two main commercial exposures—Patents & Licensing Europe’s receipts in U.S. dollars and Marketing & Sales Europe’s U.S. dollar purchases in Asia (mainly for finished products)—largely offset each other.

Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows from our existing currency hedging instruments at December 31, 2002, shown by maturity dates and calculated based on the applicable forward rate.

At December 31, 2002	2003	2004	2005	2006	2007	There- after
	(€ in millions)
Commercial Transactions
Forward purchases:
Euro	508	51	—			—
U.S. dollar	135	—	—			—
Polish zloty	110	—	—			—
Japanese yen	55	—	—			—
Mexican peso	52	—	—			—
British pound	37	—	—			—
Singaporean dollar	19	—	—			—
Thai baht	15	—	—			—
Other currencies	5	—	—			—
Total	936	51	—			—
Forward sales:
U.S. dollar	378	—	—			—
Euro	262	48	—			—
British pound	119	—	—			—
Japanese yen	72	—	—			—
Canadian dollar	40	—	—			—
Swedish crown	13	—	—			—
Swiss franc	11	—	—			—
Czech crown	9	—	—			—
Other currencies	6	—	—			—
Total	910	48	—			—
Financial Transactions
Forward purchases:
Euro	1,640	—	—			—
U.S. dollar	21	—	—			—
Other currencies	19	—	—			—
Total	1,680	—	—			—
Forward sales:
U.S. dollar	1,454	—	—			—
British pound	65	—	—			—
Euro	33	—	—			—
Swiss franc	28	—	—			—
Other currencies	29	—	—			—
Total	1,609	—	—			—
Options
Purchases:
Japanese yen	16	—	—			—
Total	16	—	—			—
Sales:
U.S. dollar	16	—	—			—
Total	16	—	—			—

ii) Interest Rate Fluctuations

We are exposed to interest rate risk on our deposits and indebtedness and in some cases on our leases (synthetic leases). In order to reduce this exposure, we enter into interest rate swaps, forward rate agreements and caps.

Our policy is for all subsidiaries to borrow from, and invest excess cash with, our corporate treasury department, which in turn satisfies our net cash needs by borrowing from external sources. Subsidiaries that are unable to enter into transactions with our corporate treasury department because of local laws or regulations borrow from or invest directly with local banks in agreement with and under policies established by the corporate treasury department.

In accordance with our corporate policies and procedures, the corporate treasury department manages our financings and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

In 2002, our average financial debt amounted to € 1,586 million, on average 17% at floating rates, meaning interest rates that are fixed for a period of less than one year, taking into account interest rate hedging operations. Our average deposits in 2002 amounted to € 1,354 million, 100% at floating rates.

In 2001 our average financial debt amounted to € 1,148 million, on average 28% at floating rates, taking into account interest rate hedging operations, and our average deposits amounted to € 1,121 million, 100% at floating rates.

In addition we have recorded promissory notes as “other liabilities” in connection with the Technicolor acquisition in an average amount in 2002 of € 513 million and two off-balance sheet synthetic leases in a total average amount in 2002 of € 381 million. The promissory notes and the synthetic leases were entirely at floating interest rates.

The table below presents the periods for which the interest rate of our interest rate sensitive assets (“+”), liabilities (“(…)”) and off-balance sheet synthetic leases is fixed. At the end of the applicable period of fixed interest, the interest rate on the then-outstanding amount will be reset based on various factors, including prevailing interest rates at that time. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at December 31, 2002, which may be different from those outstanding or expected to be outstanding at other times in the periods shown below.

	Amounts at December 31, 2002 with interest rate fixed for the following periods
	0 to 1 year	1 year to 5 years	Greater than 5 years
	in millions of euros
Convertible bonds	(13)	(1,414)	—
Other long term debt	(6)	(12)	—
Short term debt	(249)	—	—
Total Debt	(268)	(1,426)	—
Promissory notes	(459)	—	—
Synthetic leases	(368)	—	—
Deposits	1,463	—	—
Net positions before hedging	368	(1,426)	—
Interest rate hedging	—	(143)	—
Net positions after hedging	368	(1,569)	—

Applying a 1% point variation in interest rates to the less than one year net position would have a maximum annual net impact of approximately € 3.6 million. This amount should be compared to the sum in 2002 of our net interest income of € 9 million and the interest portion of the rents on our synthetic leases of € 15 million.

For further information regarding our financial debt, please refer to Note 21 to our consolidated financial statements.

Interest Rate Hedging Cash Flows

The table below provides an indication of the estimated future cash flows existing at December 31, 2002 from our interest rate hedging instruments and the related hedged assets and liabilities. These cash flows are calculated based, as applicable, on the market interest rates and on the applicable spot currency exchange rates at December 31, 2002 and are the estimated interest flows until maturity of the transaction.

At December 31, 2002	2003	2004	2005	2006	2007	There-after
	(€ in millions)
Interest-rate swaps
Fixed rates:
Borrower (12 month LIBOR capped)	(1.6)	(1.6)	—	—	—	—
Floating rates:
Lender (3 month LIBOR)	1.6	1.2	—	—	—	—
Total interest-rate swaps	0	(0.4)	—	—	—	—
Long-term debt
Fixed rate	(14.4)	(14.4)	(14.1)	(89.9)	(6.1)	(6.1)
Floating rates (1 month LIBOR)	(0.1)	(0.1)	(0.1)	(0.1)	—	—
Total long-term debt	(14.5)	(14.5)	(14.2)	(90.0)	(6.1)	(6.1)
Short-term debt and bank overdraft net of cash and cash equivalents (floating rate mainly EONIA and 1-month EURIBOR)	2.9	—	—	—	—	—

iii) Liquidity Situation

In order to assure a continued uninterrupted access to the financial markets at attractive conditions and to protect against market liquidity shortages we maintain prudent credit policies which include:

•	keeping a moderate level of net debt to equity,

•	maintaining at all times strong cash flow to debt and interest coverage ratios,

•	having sufficient liquidity available including committed back-up credit facilities, and

•	financing with a significant portion of long term debt.

In July of 2002 Standard & Poor’s announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook.

The table below summarizes our liquidity situation at December 31, 2002.

Debt instrument or credit facility	Type of interest rate	Amount (in millions of euro)	Drawn at 31.12.02	First maturity		Existence of hedges(1)
Convertible bond	fixed	600	600	1 Jan. 2005	(2)	No
Convertible bond	fixed	814	814	1 Jan. 2006		No
Other long-term debt	various	18	18	various		No
Short-term debt	floating	262	262	0 to 3 months		Yes	(3)
TOTAL DEBT		1,694	1,694

Available cash and deposits(4)	floating	1,377	0	0 to 1 month		No
Committed credit facility	floating	392	0	10 Dec 2003		No
Committed credit facility	floating	400	0	12 Dec 2004		No
Committed credit facility	floating	400	0	12 Dec 2006		No
Receivables securitization	floating	286	0	20 Dec 2005	(5)	No
TOTAL LIQUIDITY		2,855	0

(1)	Interest rate or currency hedges covering debt instrument or credit facility.
(2)	Date of investor put; normal maturity 1 January 2008.
(3)	Interest rate swap and caps.
(4)	Cash and deposits less pledged deposits.
(5)	Backed by 364-day renewable credit lines.

Thomson has no financing agreements with rating triggers or step-ups. Three of Thomson’s financing agreements have identical covenants pertaining to Thomson’s consolidated financial situation. These financings are a Mexican synthetic lease and a Polish synthetic lease of which € 227 million (including € 6 million accounted for as a capital lease) and € 132 million respectively are covered by the covenants (refer to Note 25 to our consolidated financial statements for more information about these leases) and Thomson’s € 1.192 billion syndicated credit facility. The financial covenants are that Thomson on a consolidated basis maintain a ratio of balance sheet net debt to net equity worth of at least 0.7 and that it maintain a ratio of EBIT (earning before interest and tax) to net interest expense of at least 5. At December 31, 2002, Thomson was in compliance with those ratios.

iv) Fair value of financial instruments

The fair value of swap contracts is calculated by discounting the future cash flows. However for complex swaps, we use the marked-to-market value calculated by our banks. The fair value of forward exchange contracts is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount. The fair value of currency options is calculated using standard option pricing software and verified with banks. The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash, bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities. The fair value of financial debt is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements. The fair value of listed investment securities is calculated using their last known market price at year-end. The table below shows the net book value and market value of financial assets, liabilities and off-balance sheet items.

	2000		2001		2002
	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value
	(€ in millions)
Balance sheet:
—Liabilities: Long-term debt	33	33	26	26	17	16
Convertible bonds	812	826	812	776	1,414	1,326
—Assets :	106	643	63	288	5	5

Off-balance sheet:
Interest rate instruments
Interest rate swap	—	1	—	—	(1)	(1)
Foreign exchange instruments
Forward contracts	—	9	—	(1)	20	26
Currency option contracts	—	(7)	—	—	—	—
Equity instruments
Collars	—	15	—	47	—	—
Metal hedging instruments
Metal forward purchase contracts	—	—	—	—	—	(1)

For additional information regarding our financial instruments and management of market risks, please refer to Note 26 to our consolidated financial statements.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15—CERTAIN DISCLOSURES

(a)	Controls and Procedures

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 (c), within 90 days of the filing date of this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

(b)	Principal Accountant Fees and Services

Auditors’ fees for the year 2002 were the following:

	Mazars & Guérard	Barbler Frinault & Autres (Ernst & Young)
	(€ in thousands)
Audit fees
Audit fees	2450	7762
Audit-related fees	185	304
Sub-total	2635	8066

Other fees
Legal, tax and social	142	2644
Services’ fees
All other fees	83	473
Sub-total	225	3117
Total	2860	11183

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The following consolidated financial statements and related notes, together with the report of the Independent Auditors, are filed as part of this Annual Report:

ITEM 19—EXHIBITS

The following exhibits are filed as part of this Annual Report:

• Exhibit 1.1: Bylaws of Thomson

• Exhibit 8: Subsidiaries (Refer to Note 30 to our consolidated financial statements)

• Exhibit 12-1: Consent of Barbier Frinault & Autres (Ernst and Young), and of Mazars & Guérard.

• Exhibit 12-2 Excerpts of Thomson Report on Form 6-K filed with the Commission on April 22, 2003.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON S.A.

By:	/s/ Charles Dehelly
Name: Charles Dehelly Title: Chief Executive Officer

Dated: May 30, 2003

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Charles Dehelly, certify that:

1.	I have reviewed this annual report on Form 20-F of Thomson;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not materials, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 30, 2003

/s/ CHARLES DEHELLY
Charles Dehelly Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Julian D. Waldron, certify that:

1.	I have reviewed this annual report on Form 20-F of Thomson;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

d)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

e)	any fraud, whether or not materials, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 30, 2003

/s/ JULIAN D. WALDRON
Julian D. Waldron Chief Financial Officer

Thomson group

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statements of Thomson and its consolidated subsidiaries

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of THOMSON (previously THOMSON multimedia):

We have audited, the accompanying consolidated balance sheets of THOMSON and its subsidiaries (the “THOMSON group”) as of December 31, 2002, 2001, and 2000 and the related consolidated statements of income, cash flows and changes in shareholders’ equity and minority interests for each of the three years in the period ended December 31, 2002, all expressed in euro. These consolidated financial statements are the responsibility of the THOMSON group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the THOMSON group as of December 31, 2002, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in France.

Accounting practices used by the THOMSON group in preparing the accompanying financial statements conform with generally accepted accounting principles in France (“French GAAP”), but do not conform in certain respects with accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences between French GAAP and U.S. GAAP and reconciliation of the consolidated net income and shareholders’ equity to U.S. GAAP are set forth in Notes 31 and 32 of the notes to the consolidated financial statements.

Paris, France

February 13, 2003, and for the amounts translated into U.S. Dollars for convenience for which the date is May 23, 2003 and except for the note 33 for which the date is May 15, 2003.

BARBIER FRINAULT & AUTRES	MAZARS & GUERARD
ERNST &YOUNG	Thierry de Bailliencourt
Christian Chiarasini

Thomson group

CONSOLIDATED INCOME STATEMENTS

		December 31,
	note	2000	2001	2002	2002
		(€ in millions)			(USD in millions)(c)
Net sales	(3)	8,995	10,391	10,187	12,006
Cost of sales		(6,915)	(8,116)	(7,761)	(9,147)

Gross margin		2,080	2,275	2,426	2,859

Selling, general and administrative expense		(1,183)	(1,271)	(1,334)	(1,572)
Research and development expense	(4)	(351)	(368)	(374)	(441)

Operating income		546	636	718	846

Interest income (expense), net		(10)	(29)	9	11
Other financial expense, net		(67)	(160)	(137)	(161)

Financial expense	(5)	(77)	(189)	(128)	(150)

Equity investments	(10)	(3)	(3)	—	—
Amortization of goodwill		(8)	(49)	(78)	(92)
Other income (expense), net	(6)	(81)	8	(96)	(113)
Employee profit sharing(b)		(2)	—	—	—
Income tax	(7)	1	(139)	(56)	(66)

Net income before minority interests		376	264	360	425
Minority interests		18	22	13	15

Net income		394	286	373	440

(a)	Restated: The Company has elected to apply for the full year 2002 EITF 01-09 (“accounting for consideration given by a vendor to a customer”) and has therefore restated prior periods accordingly (note 1).
(b)	For the years 2001 and 2002, employee profit sharing is included in operating result. Year 2000 has not been restated.
(c)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1,1786.

	Year ended December 31,
	2000	2001	2002	2002
	(in euro except number of shares)			(In USD except number of shares)(3)
Weighted average number of shares outstanding-basic net of treasury stock(1)	252,039,992	274,181,607	277,240,438	277,240,438
Basic net income per share	1.56	1.04	1.35	1.59
Diluted net income per share(2)	1.56	1.04	1.29	1.52

(1)	In 2001, including the average number of bonds redeemable in shares (ORA) issued in March 2001 to Carlton.
(2)	note 17.
(3)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1,1786.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED BALANCE SHEETS

		December 31,
	note	2000	2001	2002	2002
		(€ in millions)			(USD in millions)(1)
ASSETS:
Fixed assets

Intangible assets, net	(9)	196	1,696	2,183	2,573

Property, plant and equipment		3,280	3,754	3,800	4,479
Less: accumulated depreciation		(2,158)	(2,218)	(2,178)	(2,567)

Property, plant and equipment, net	(9)	1,122	1,536	1,622	1,912

Equity investments	(10)	16	15	4	5
Other investments	(11)	282	337	58	68
Loans and other non-current assets		16	65	156	184

Total investments and other non-current assets		314	417	218	257

Total fixed assets		1,632	3,649	4,023	4,742

Current assets:
Inventories	(12)	1,477	1,120	962	1,134
Trade accounts and notes receivable, net	(13)	1,553	2,139	1,675	1,974
Current accounts with affiliated companies (except TSA)		21	43	71	84
Other receivables	(14)	846	1,059	1,278	1,506
Contracts advances, net	(15)	—	248	242	285
Cash and cash equivalents	(16)	1,772	1,532	1,463	1,725

Total current assets		5,669	6,141	5,691	6,708

Total assets		7,301	9,790	9,714	11,450

(1)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1,1786.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED BALANCE SHEETS

		December 31,
	note	2000	2001	2002	2002
		(€ in millions)			(USD in millions)(1)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

Shareholders’ equity:	(17)
Common stock (280,613,508 shares of € 3.75 each at December 31, 2002; 265,113,508 shares of € 3.75 each at December 31, 2001 and 2000)		994	994	1,052	1,240
Additional paid in capital		1,235	1,235	1,938	2,284
Retained earnings		788	1,074	1,447	1,705
Redeemable bonds		—	761	—	—
Cumulative translation adjustment		(42)	46	(339)	(399)
Treasury shares		(119)	(156)	(155)	(183)
Revaluation reserve		4	4	4	5

Shareholders’ equity		2,860	3,958	3,947	4,652

Minority interests		54	71	38	45

Reserves:
Reserves for retirement benefits	(18)	633	709	705	831
Restructuring reserves	(19)	179	183	127	150
Other reserves	(20)	277	246	216	254

Total reserves		1,089	1,138	1,048	1,235

Financial debt:	(21)
Financial debt with third parties		1,131	1,128	1,694	1,997
Financial debt with TSA group		12	3	—	—

Total financial debt		1,143	1,131	1,694	1,997

(of which short-term portion)		298	293	262	309

Current liabilities:
Trade accounts and notes payable		1,114	1,378	1,235	1,456
Accrued employee expenses		201	310	223	263
Other creditors and accrued liabilities	(22)	840	1,099	1,070	1,261
Debt related to Technicolor acquisition	(23)	—	705	459	541

Total current liabilities		2,155	3,492	2,987	3,521

Total liabilities, shareholders’ equity and minority interests		7,301	9,790	9,714	11,450

• Off-balance sheet commitments	(25)
• Contingencies	(28)

(1)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1,1786.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2000	2001	2002	2002
	(€ in millions)			(USD in millions)(4)
Operating Income	546	636	718	846

Adjustments to reconcile operating income to cash from operating activities
Depreciation of property, plant and equipment	292	331	358	422
Amortization of intangible assets	31	37	38	45
Amortization of contracts and changes in reserves reflected in operating income(1)	6	(11)	45	53
Decrease (increase) in inventories net	(311)	494	155	183
Decrease (increase) in trade and other receivables, net	(68)	(45)	401	473
Increase (decrease) in trade accounts, notes payable and accrued expenses	165	60	(139)	(164)
Change in other current assets and current liabilities(2)	(45)	(209)	(115)	(136)
Restructuring cash expenses	(75)	(139)	(175)	(206)
Others	(131)	(149)	(182)	(215)

Net cash provided by operating activities -I-	410	1,005	1,104	1,301

Capital expenditures	(442)	(499)	(608)	(717)
Proceeds from disposal of fixed assets	166	163	16	19
Acquisition of investments (note 24)	(158)	(1,022)	(1,273)	(1,500)
Proceeds from disposals of investments	36	185	149	176

Net cash used by investing activities -II-	(398)	(1,173)	(1,716)	(2,022)

Net cash from operations -I+II-	12	(168)	(612)	(721)

Capital increase and minority interests(3)	734	(15)	—	—
Increase in short-term debt	211	449	218	257
Repayment of short-term debt	(337)	(446)	(248)	(292)
Increase in long-term debt (note 21)	802	6	607	715
Repayment of long-term debt	(1)	(25)	(37)	(44)
Change in debt to TSA companies	4	(3)	—	—

Net cash (used) provided by financing activities -III-	1,413	(34)	540	636

Effect of exchange rates and changes in reporting entities -IV-	(55)	(38)	3	4

Net increase (decrease) in cash and cash equivalents -I+II+III+IV-	1,370	(240)	(69)	(81)

Cash and cash equivalents at the beginning of the period	402	1,772	1,532	1,806

Cash and cash equivalents at the end of the period	1,772	1,532	1,463	1,725

(1)	Amortization of contract advances amounts to € 66 million, € 54 million and € 0 million for the years ended December 31, 2002, 2001 and 2000 respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, mainly: interest, income tax and non current items, the cash effect of which is presented under “others”.
(3)	Includes the repurchase of treasury stock.
(4)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1,1786.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

AND MINORITY INTERESTS

For the Years Ended December 31, 2002, 2001 and 2000

	Number of shares	Common stock	Additional paid in capital net of costs	Redeemable bonds	Treasury stock	Accumulated retained earnings	Cumulative translation adjustment	Revaluation reserves	Shareholders’ equity	Minority interests
	(in thousands)				(€ in millions)
Balance at December 31, 1999	124,354	933	452			397	(68)	5	1,719	73

Effect of stock split from € 7.5 to € 3.75	124,354
Increase in common stock October 2000	16,405	61	783						844
Treasury stock (2,468,000 shares)					(119)				(119)
Translation adjustment							26		26	4
Other						(3)		(1)	(4)	(5)
Net income (loss)						394			394	(18)

Balance at December 31, 2000	265,113	994	1,235		(119)	788	(42)	4	2,860	54

Redeemable bonds(1)				761					761
Treasury Stock (799,850 shares)					(37)				(37)
Translation adjustment							88		88	4
Other										35
Net income (loss)						286			286	(22)

Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

Translation adjustment							(385)		(385)	(9)
Conversion of redeemable bonds(1)	15,500	58	703	(761)
Treasury stock loaned (interest)					1				1
Change in perimeter										(11)
Net income (loss)						373			373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	0	(155)	1,447	(339)	4	3,947	38

Balance at December 31, 2002(USD in millions)(2)	280,613	1,240	2,284	0	(183)	1,705	(399)	5	4,652	45

(1)	15.5 million of non interest bearing “ORA” bonds redeemable in 15.5 million Thomson shares of € 3.75 par value subscribed by Carlton on March 16, 2001 and redeemed on March 16, 2002.
(2)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1,1786.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

1. THE GROUP AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

At the shareholders’ meeting held on October 8, 2002, the name change of the company from “Thomson multimedia” to “Thomson” was approved.

In these financial statements, the terms “Thomson group”, (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.). Thomson’s 21% shareholder is referred to herein as “TSA”.

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. Thomson distributes its products under the THOMSON ®, RCA ®, TECHNICOLOR ® and Grass Valley ® brand names.

The consolidated financial statements of Thomson have been prepared in accordance with French generally accepted accounting principles (“French GAAP”) as set forth in the French law on consolidation (the Act of January 3, 1985) and within Regulation 99-02, approved by the decree dated June 22, 1999 of the Comité de la Réglementation Comptable (CRC). The new regulation had no material effect on consolidated financial statements.

Financial statements of consolidated subsidiaries, when prepared in accordance with the accounting principles generally accepted in their country of origin, have been adjusted accordingly in consolidation. All figures are presented in millions of euro unless otherwise stated.

Cash Flow presentation: Thomson has elected to present the breakdown of its “cash flow from operating activities” using the reconciliation from “operating income” according to the method permitted by regulation 99-02, instead of the reconciliation from “net income”. Under this new method, operating income instead of net income is reconciled to the cash provided by operating activities. Thomson believes that such a change provides more useful information to the users of its financial statements. Also, “others” includes interest, non-current items and income tax, which are determined using the direct method (i.e., the net cash paid or received). Prior periods have been restated but as the definition of “Net cash provided by operating activities” is unchanged, the amounts related to prior periods are the same as previously reported.

Changes in Accounting Principles: Regulation 00-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities was required to be adopted in 2002. The cumulative effect of this change in accounting principles as of January 1, 2002 is nil.

The effect mainly relates to the recognition of restructuring accruals which are generally recognized later than under the previous French GAAP practice. Had the new accounting rules been applied retroactively, shareholders’ equity would have increased by an amount of €118 million as of January 1, 2000 with a corresponding decrease in the restructuring reserve. Net income would have decreased by €15 million and €111 million respectively for the twelve month periods ended December 31, 2000 and December 31, 2001.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Reclassification in the presentation of Income Statements: In 2001, the Emerging Issues Task Force (EITF), issued EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which codified and reconciled EITF Issue 00-14, “Accounting for Certain Sales Incentives”, EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume Based Sales Incentives Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”. These EITF’s prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to resellers and end consumers. The effect of this pronouncement on Thomson’s financial statements was a decrease in “net sales” of Consumer Product segment of € 84 million, € 103 million and € 99 million respectively for the twelve month periods ended December 2002, 2001 and 2000, with a symmetrical change in “Selling, general and administrative expenses” for some cooperative advertising and promotion expenses previously classified under marketing expenses. There is consequently no impact on operating profit. Thomson elected to apply this rule, which is not specifically addressed under French GAAP, in order to limit the differences with the financial statements filed with the U.S. SEC.

Use of estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated statements. Actual results could differ from these estimates.

Estimates made by management include among other items, accrued accounts receivable, deferred tax, inventory and investment valuation allowances, retirement and post-retirement benefits, depreciation and amortization, loss reserves, contingencies and environmental obligations.

Thomson files a 20-F report with the Securities and Exchange Commission in the United States, which contains a reconciliation of net income and shareholders’ equity prepared in accordance with French GAAP, to net income and shareholders’ equity prepared in accordance with U.S. GAAP.

a) Consolidation

The financial statements of the subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated. Investments in companies which are not significant (external revenues below € 15 million and total balance sheet below € 15 million) and have no significant activities are not consolidated. They are presented under “other investments”.

Investments in companies over which Thomson exercises significant influence, directly or indirectly, but does not control, are accounted for under the equity method.

Investments in companies over which Thomson has joint control with a limited number of partners (“joint ventures”) are accounted for under the pro rata consolidation method.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b) Translation of foreign subsidiaries’ financial statements

The accounts of foreign subsidiaries are translated into euro using the principles set forth below:

-	balance sheets are translated at closing rates prevailing at the balance sheet date;

-	statements of income and cash flows are translated at the average exchange rates of the period;

-	the resulting translation differences are reflected as a translation adjustment in the shareholders’ equity section of the balance sheet.

The main exchange rates used for translation are summarized in the following table (one unit foreign currency converted to euro):

	2000		2001		2002
	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
U.S. dollar	1.074691	1.092692	1.134687	1.125354	0.95356	1.05803
Pound Sterling	1.602308	1.649100	1.643385	1.614802	1.53728	1.59132

The average rate is determined by taking the average of the month-end closing rates for the period.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet dates. The related unrealized exchange gains and losses are included under “Other financial expense, net” in the consolidated income statement, except if the assets and liabilities were hedged.

Transactions denominated in foreign currencies are converted at the exchange rate prevailing at the date of the transaction or at the rate of the applicable forward contract if hedged.

d) Financial instruments

The Group enters into financial instruments to hedge foreign currency risk, interest rate risk and from time to time to hedge the market volatility of certain marketable equity investments.

Financial risk exposures are managed by the Corporate Treasury department in Paris in accordance with market conditions and in the framework of procedures established by management. Thomson enters into over-the-counter financial instruments, with a limited number of counterparts. Depending on local foreign currency regulations or practical access to markets, foreign exchange transactions are carried out by the Corporate Treasury in Paris or by the Singapore regional treasury or by the Americas regional treasury (the latter for transactions in Mexican peso). Affiliates unable to enter into foreign currency hedging operations with Corporate Treasury because of local laws or regulations do so directly with local banks under the supervision of Corporate Treasury and in accordance with corporate policies and procedures.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Foreign currency risk

Thomson operates as a global company and consequently is subject to mismatches between the currencies in which sales are made and the currencies in which expenses are incurred. Moreover, the Group operates in emerging markets, which are subject to risks and uncertainties inherent in such markets, including economic and governmental instability, controls on repatriation of earnings and capital and restrictions on the means available to Thomson to hedge currency fluctuation risks.

Thomson’s policy is to reduce the impact of foreign currency fluctuations on net commercial transaction exposures on a short-term basis, which corresponds to Thomson’s underlying business cycle. The Group buys and sells currencies on a forward basis and buys currency options.

Foreign currency forward contracts and foreign currency options are considered as hedges for accounting purposes if they are designated to hedge the following items:

-	accounts receivable and accounts payable amounts on the balance sheet and

-	anticipated commercial transactions.

The nature of the commercial products sold and the consistency of the demand for these products are such that it is reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions are recognized as income over the same period as the underlying transaction.

Foreign currency instruments that do not qualify for hedge accounting are marked-to-market and in the case of loss a provision is taken. This loss is recognized as “Other financial expense, net” in the consolidated income statements.

Interest rate risk

Thomson’s policy is to hedge interest rate exposures in accordance with target ratios of fixed/floating debt, which are set periodically as a function of market conditions.

The Group enters into interest rate swaps and buys forward rate agreements and caps.

Gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, are accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest expense, net” and the accruals are included either in “Other receivables” or “Other creditors and accrued liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that do not qualify for hedge accounting as well as interest rate caps are marked-to-market and in case of loss a provision is taken. This loss is recognized in “Other financial expense, net” in the consolidated income statements.

Equity risk

From time to time, Thomson hedges the market volatility of certain marketable equity investments. Gains and losses on equity instruments designated as hedges are deferred until the related marketable equity securities are sold.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

e) Net sales

Sale of goods and services

Revenue consists of income from all activities of consolidated subsidiaries after elimination of inter-company transactions. Revenue is recognized when ownership is transferred which generally occurs at the time of shipment.

Until August 31, 2000, Thomson’s U.S. subsidiary, Thomson, Inc., had a specific agreement with DIRECTV, related to sales of digital decoders under the RCA ® trademark. Sales were recorded when digital decoders were shipped to retailers. In addition, when consumers subscribed to DIRECTV’s programming, Thomson, Inc. was entitled under the terms of the agreement to receive a fixed fee payable in 60 monthly installments. As Thomson, Inc. had no additional services to render nor any continuing obligations to DIRECTV, this fee was recognized as income at the present value of future payments to be received on the date the consumer subscribed to DIRECTV’s service.

Effective January 1, 2001, a new agreement was signed with DIRECTV notably relating to the marketing of DIRECTV digital decoder products through U.S. retail distribution channels under the RCA ® trademark. Under the terms of the new agreement, Thomson, Inc. received a shipment-based subsidy with no additional services to render nor any continuing obligations to DIRECTV. These products sales and related subsidies were recognized as revenue at the time of shipment. This agreement terminated effective January 2002.

Licensing revenue

Thomson’s patent licensing agreements generally provide that a specified royalty amount is earned on each product shipped to a third party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. Generally, the royalty amount is required to be paid to the Group within 30-60 days after the end of the calendar quarter.

The Group may enter into specific licensing agreements according to which its only obligation is to maintain and defend the patent rights licensed to its customers. Under such contracts, the related up front payments are recognized when the right to such payments is acquired.

Sales of patents incidental to patent licensing activities are recorded as revenues when earned.

Warranty and returns

Estimated product warranty costs are provided for at the time of sale. The warranty provision covers all of the products that are still under warranty. The amount of the provision is determined based upon known non-recurring product issues as well as on historical experience.

Thomson accrues an estimate, at the time of sale, through its warranty reserve for all returns from its customers related either to product failures or consumer returns. Although Thomson’s general policy is to not accept returns of undamaged products, Thomson may accept returns for undamaged products on a discretionary basis. The impacts of these returns have historically not been material.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Price protection

Price protection may be granted to customers when Thomson’s retail price of a product decreases for items held in stock by the customer. Price protection programs are discretionary. Accordingly, Thomson accrues for price protection at the time allowances are probable of being granted to customers. Price protection is reflected as a deduction of sales.

Sales incentives

Sales incentives to customers under sales incentives programs are deducted from sales unless the following conditions are met:

-	Thomson receives an identifiable and separable benefit (goods or services) in exchange for the cash paid to the customer, and

-	Thomson can reasonably estimate the fair value of the benefit.

-	Amounts paid in excess of such identified benefit are deducted from sales.

f) Fixed assets

Goodwill is amortized on a straight-line basis over its estimated useful life, generally over a period of 5 to 20 years.

Trademarks and similar rights with an indefinite economic life are no longer subject to amortization since January 1, 2001. Trademarks and the value of customer relationships associated with market share are not amortized in accordance with the accounting method widely used in France.

Software development costs are capitalized as intangible assets when they comply with the following criteria:

-	the project is clearly defined and costs are separately identified and reliably measured;

-	the technical feasibility of the software is demonstrated;

-	the software will be sold or used in-house;

-	a potential market exists for the software, or its usefulness (in case of internal use), is demonstrated, and

-	adequate resources required for the project are available.

Software costs thus capitalized are categorized and amortized over their economic useful lives which usually do not exceed 3 years.

Property, plant and equipment are carried at historical cost.

Depreciation is computed using the straight-line or declining-balance method over the estimated useful lives of the assets or using the unit of production method when appropriate.

Depreciation is generally applied over the following estimated useful lives of the fixed assets:

-	20 to 40 years for buildings;

-	1 to 12 years for plant and equipment;

-	4 to 10 years for other fixed assets.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

At the balance sheet dates, whenever events or changes in market conditions indicate a potential impairment of intangible assets or property, plant and equipment, the expected future cash flows (undiscounted for tangible as well as intangible with a definite useful life and discounted for intangible with an indefinite useful life) of the related assets are compared with the carrying amounts of such assets. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their fair market value, such value being computed using the discounted expected future cash flows generated by these assets.

g) Other investments

Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual basis. Net realizable value is based upon the underlying equity of the investee company, future profitability, or market value (average of the quoted prices of the closing month for listed investments).

h) Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) or weighted average method.

The cost of finished goods and semi-finished goods inventories includes the cost of raw materials, labor and subcontracted purchases used during production, plus an allocation of industrial overhead. A valuation allowance is recorded when the carrying value is higher than the net realizable value.

i) Research and development

Research and development costs are expensed as incurred, except software development costs, which are included in intangible assets (paragraph f).

Subsidies for research and development are accounted for as income based on the stage of completion of the projects and are directly deducted from research and development costs. Certain projects are funded by means of repayable advances from governmental entities. Thomson deducts such external funding directly from research costs as incurred, as the repayments are generally contingent on future revenues generated by the project and are possible, but not probable.

j) Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid investments with an initial maturity of three months or less.

k) Deferred tax

Thomson uses the liability method of tax allocation and records deferred taxes when there is a difference between the tax and accounting basis of assets and liabilities. A valuation allowance is recorded when there is uncertainty regarding the future utilization of these temporary differences. Tax on undistributed earnings of subsidiaries and equity companies are taken into account only when there is a planned distribution of dividends.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

l) Pensions and retirement and termination benefits

Retirement indemnities and post-retirement benefits are accrued over the years of service of the employees; termination indemnities are accrued when rights to those benefits accumulate, vest and payment of the benefits is probable.

m) Reserves

According to regulation 00-06 of the CRC a reserve is recorded when Thomson has a current obligation as a result of a past event and for which an outflow of resources is probable and a reliable estimate can be made. Consequently, “restructuring reserves” are accrued for when a restructuring decision to close a facility, or to reduce or relocate the workforce meet the criteria stated in the above regulation.

n) Statements of cash flows

Cash flows from operating activities is determined using the reconciliation from “operating income” according to the method permitted by regulation 99-02, instead of the reconciliation from “net income”.

o) Other income and expense

“Other income and expense, net” includes restructuring costs, gain or loss on disposals of fixed assets, write-off of fixed assets and any other material unusual items.

p) Legal reserve

Pursuant to French law, Thomson is legally required to contribute a minimum of 5% of its annual net income (after reduction for losses carried forward from previous year, if any) to a legal reserve. This minimum contribution is no longer required when the legal reserve equals 10% of the aggregate nominal value of its issued share capital. The legal reserve may be distributed only upon liquidation.

q) Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Treasury shares are not considered outstanding.

Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any dilutive potential common shares (mainly share options, warrants, and convertible bonds issued by the Company on its own common shares). Net income is restated from convertible bonds and warrants interest expenses, net of tax.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

2. MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

As of and for the year ended December 31, 2002, Thomson’s consolidated balance sheets and income statements include the accounts of companies listed in note 30. The following is a summary of the number of companies consolidated and accounted for under the equity method and the pro rata consolidation method as of December 31, 2002, 2001 and 2000:

	December 31,
	2000		2001		2002
	France	Others	France	Others	France	Others
Number of companies:
Parent company and consolidated subsidiaries	19	51	25	133	29	148
Companies consolidated by pro rata method	1	—	2	9	5	25
Companies accounted for under the equity method	1	4	1	4	—	2

Sub-total	21	55	28	146	34	175

Total	76		174		209

New subsidiaries consolidated in 2002

•	On December 17, 2001, Thomson acquired Alcatel’s DSL activity. This activity has been fully consolidated since January 1, 2002.

•	Thomson Zhaowei multimedia, a joint venture formed in the second half of 2001 with Beijing C&W Electronics (Group) Co Limited situated in Beijing (People’s Republic of China), is 55% held by Thomson multimedia Asia and consolidated under the pro rata method since January 1, 2002. This joint venture develops, manufactures and sells TVs and digital set-top boxes. The subsidiary was shown at cost under “Other investments” in 2001 because no significant activities occurred during 2001.

•	On January 2, 2002, Victor Company of Japan Limited sold its 50% interest in J2T Holding GmbH to Thomson. After this transfer, J2T Video Tonnerre is now 100% owned by Thomson. This company has been fully consolidated since January 1, 2002.

•	On January 31, 2002, in accordance with the contract signed in 2001, Thomson exercized its call option and purchased from Philips an additional 16.67% interest in BTS Holding International B.V. and in September 2002, purchased the remaining 16.67%. The Group now holds 100 % of BTS Holding International B.V.

•	On February 20, 2002, the Group acquired 100% of Vidfilm, a privately held digital post production services company with operations in the Los Angeles area, London, and Singapore. This company has been fully consolidated since February 20, 2002.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On February 25, 2002, the Group acquired a business related to the DVD compression, authoring, regionalizing and related services business from Still In Motion LLC and two private vendors, which has been fully consolidated since February 25, 2002.

•	On March 1, 2002, the Group acquired all of the shares of Grass Valley Group, a leading supplier of digital broadcasting equipment. This company has been fully consolidated since March 1, 2002.

•	On April 4, 2002, the Group acquired all of the shares of Southern Star Duplitek Pty Limited in Australia. Duplitek is an Australian leader in manufacturing and distribution of pre-recorded DVDs and videocassettes. This company has been fully consolidated since April 4, 2002.

•	On May 7, 2002 the Group formed ScreenVision Holdings (Europe) Limited, a 50-50 joint venture with Carlton Communications Plc to purchase the entire issued share capital of Circuit A in France, and RMB II, a subsidiary formed by Régie Media Belge (RMB) in Europe in order to acquire the cinema screen advertising business owned by UGC and RTBF (Radio Télévision Belge de la communauté Française) in certain European countries. This acquisition has been consolidated under the pro rata method since the closing, which occurred on June 28, 2002.

•	On June 25, 2002, the Group acquired Panasonic Disc Services Corporation (PDSC), a company specialized in DVD replication and distribution services in the U.S. and DVD replication services in Europe. This company has been fully consolidated since June 25, 2002.

•	On June 28, 2002, Thomson acquired Grundig’s set-top box activity through the acquisition of the Digital Intermedia System Business (“DIS Business”). The DIS Business comprises one manufacturing and two research and development facilities. This company has been fully consolidated since June 28, 2002.

•	On September 19, 2002, ScreenVision U.S. a 50-50 joint venture of the Group with Carlton Communications plc, acquired 100% of the US operations of Val Morgan, a division of Television Media Services specialized in the cinema advertising business. This company has been consolidated under the pro rata method since September 19, 2002.

Subsidiaries disposed of in 2002

On February 1, 2002, 33.33% of A Novo Comlink Espana (Spain) was sold by ATLINKS to A Novo, in accordance with a contract signed with the purchaser in 2000. ATLINKS sold its remaining interest of 33.33% in December 2002.

New subsidiaries consolidated in 2001

•	Thomson multimedia Kulim Sdn Bhd, a wholly owned subsidiary, was accounted for under the equity method in 2000 but is fully consolidated since January 2001 because its activity has become more significant. Thomson Audio Hong-Kong Ltd spun-off its CD and DVD optical components activity into a new manufacturing entity “Thomson OKMCO Shenzen Ltd” and holding entity “Thomson Tubes and Displays HK Ltd”. Thomson, Inc. incorporated two new entities “Homefront DSL, Inc.” and “Easyplug, Inc.”. Homefront DSL, Inc. delivers broadband connectivity as well as voice over DSL to residential consumers, and Easyplug, Inc. was formed in order to be contributed to a new 50-50 joint venture “Easyplug, SAS” which was formed with Schneider at the end of 2001. The Easyplug joint venture develops Powerline Communication technologies.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	Thomson acquired 66.67% of the outstanding common stock of BTS Holding International B.V. (a new holding company comprising five businesses of Philips Professional Broadcast). The business is fully consolidated since January 1, 2001 and forms part of the new Digital Media Solutions division.

•	On February 15, 2001, Alcatel and Thomson joined their interactive video network activities by contributing their respective assets into the Nextream joint venture of which Thomson holds 75% and Alcatel 25%. Thomson fully consolidates this activity. The new activity includes MPEG network products and multimedia head-ends.

•	On March 16, 2001 Thomson acquired from Carlton Communications Plc (“Carlton”) the Technicolor motion picture film processing and distribution and the pre-recorded DVD, CD and videocassette processing and distribution activities.

The transaction involved the acquisition of (i) all of the shares of Carlton Communications Investments a U.S. general partnership, Technicolor Holdings Limited, a U.K. private limited company, Technicolor Australia Investments Limited, a U.K. private limited company, Technicolor Holdings of Canada, Inc., a Canadian corporation and Elap Music A.S. a Danish private limited company (these five companies are collectively referred to as “Technicolor”), and (ii) the loans granted by Carlton and subsidiaries to Technicolor.

The initial aggregate price for the shares amounted to USD 1.3 billion (€1.4 billion at historical March 16, 2001 closing rate). This amount has been adjusted by a USD 41.5 million (€46 million at the transaction rate) post-closing adjustment paid to Carlton in January 2002, corresponding to the excess net cash and working capital, as defined in the contract, contributed by Technicolor affiliates at the closing date. In addition, Thomson paid to Carlton the Technicolor group debt due to Carlton Communications Plc and its affiliates in an amount of USD 750 million (€823 million at historical rate). No other financial debts were recorded in Technicolor’s books as of the purchase date.

The consideration paid to Carlton consists of (i) USD 750 million paid on March 16, 2001 (€837 million at March 16, 2001 historical rate), (ii) €761 million paid on March 16, 2001, and (iii) an aggregate amount of USD 600 million (€669 million at March 16, 2001 historical rate) payable over the following four years in four equal installments plus interest, on the first, second, third and fourth anniversaries of the closing (Thomson may elect to pay up to half of the USD 600 million deferred consideration in Thomson shares) and (iv) USD 41.5 million (€46 million at the transaction rate) paid in January 2002. In parallel, Thomson and Carlton signed a cooperation agreement and Carlton subscribed non-transferable, non-interest bearing bonds (in the amount of €761 million), payable only in 15.5 million Thomson shares one year after the closing, representing approximately 5.5% of the outstanding shares of Thomson as of December 31, 2001. These bonds were redeemed on March 16, 2002.

The acquisition was accounted for under the purchase method. The Group’s consolidated financial statements include the results of operations of Technicolor from March 17, 2001.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The purchase price was allocated to identifiable tangible and intangible assets and liabilities as set forth below, with the excess of the purchase price over such identifiable assets and liabilities allocated to goodwill. The goodwill is amortized over twenty years. The trademark and the market share associated with the customer relationships are not amortized. In compliance with French GAAP, no deferred tax liability was recognized on trademark and customer relationships because they are not amortized and cannot be sold separately from the business acquired. No deferred tax liability was recognized on goodwill.

The opening balance sheet of the Technicolor group and its affiliates presented below is converted into euros using the exchange rate as of March 16, 2001 (i.e. USD 1 = € 1.11538) and includes assets and liabilities at fair value after final purchase accounting allocation:

(€ in millions) Unaudited
Assets:
Intangible assets (net)	1,280
Property, plant and equipment (net)	425
Inventories (net)	82
Trade accounts receivable (net)	492
Other assets	105
Customer contracts, net	259
Deferred tax asset	121
Cash	160

2,924

Liabilities:
Equity	1,499
Financial debt (out of which € 837 million (USD 750 million) to Carlton)	846
Restructuring reserve	27
Trade accounts payable	130
Other liabilities	422

2,924

•	In July 2001, Carlton and Thomson merged their US based screen advertising businesses into a 50-50 joint venture “Technicolor Cinema Advertising” doing business as “ScreenVision US”. Because of the joint control, this company is consolidated under the pro rata consolidation method starting July 1, 2001.

•	On July 31, 2001, Technicolor acquired 100% of Miles O’ Fun, Inc, an audio post-production company, for cash consideration of USD 7.7 million (€ 8.8 million at July 31, 2001, closing rate). This company is fully consolidated.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Pro forma information

For comparative purposes, the table presents supplemental information on a pro forma basis as if the 2002 business combination had been completed at the beginning of the period and provides for the same information as of the immediate comparative period.

	12 months 2001	Impact of Acquired & Disposed Businesses (1)	12 months 2001 Pro forma	12 months 2002	Impact of Acquired & Disposed Businesses (2)	12 months 2002 Pro forma
	(Unaudited) (In millions of Euro, unless otherwise stated)
Net Sales	10,391	1,452	11,843	10,187	287	10,474
Operating income (loss)	636	(36)	600	718	5	723
Financial expense	(189)	(16)	(205)	(128)	—	(128)
Goodwill amortization	(49)	(36)	(85)	(78)	(7)	(85)
Minority interests	22	(5)	17	13	—	13
Net income (loss)	286	(93)	193	373	(2)	371
Basic Net Income (loss) per common shares (In Euro)	1.04	(0.35)	0.70	1.35	(0,01)	1,34
Weighted average number of shares outstanding in the period (in thousand)	274,181	3,186	277,367	277,240	—	277,240
Diluted Net Income (loss) per common shares (In Euro)	1.04	(0.35)	0.70	1.29	(0,07)	1,22
Weighted average number of shares and diluted potential common shares (in thousand)	274,181	3,186	277,367	304,174	—	304,174

(1)	2001 proforma information has been computed as if 2001 and 2002 business combinations had occurred as of January 1, 2001. These business combinations relate to the following acquisitions: (2001 acquisitions) Technicolor, Mile O’Fun, Nextream; (2002 acquisitions) Alcatel DSL, Vidfilm, Still in Motion, Grass Valley Group, Duplitek, Grundig (DIS business), ScreenVision Europe and PDSC.
(2)	2002 proforma information has been computed as if 2002 business combinations had occurred as of January 1, 2002. These business combinations relate to the following acquisitions: Alcatel DSL, Vidfilm, Still in Motion, Grass Valley Group, Duplitek, Grundig (DIS business), ScreenVision Europe and PDSC.

No entity or segment component was excluded from consolidation in 2001 and 2002.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

3. INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

	France	Rest of Europe	U.S.A.	Rest of Americas	Asia / Pacific	Elimination	Total
	(€ in millions)
December 31, 2002
Net sales	2,028	1,418	5,345	534	862	—	10,187
Transfers from/to other geographical areas	416	931	286	298	735	(2,666)	—
Operating income(1)	211	213	191	60	43	—	718
Long lived assets	92	448	716	197	169	—	1,622

December 31, 2001
Net sales(2)	1,848	1,382	5,740	562	859	—	10,391
Transfers from/to other geographical areas	801	890	124	330	815	(2,960)	—
Operating income(1)	231	139	146	77	43	—	636
Long lived assets	120	352	773	151	140	—	1,536

December 31, 2000
Net sales(2)	1,471	1,058	5,204	490	772	—	8,995
Transfers from/to other geographical areas	1,068	744	149	326	920	(3,207)	—
Operating income(1)	214	40	181	102	9	—	546
Long lived assets	115	282	485	109	131	—	1,122

(1)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the operating income of the selling zone.
(2)	Restated for EITF 01-09 effective 2002 (note 1).

Net sales and operating income (loss) are classified by the location of the business that invoices the customer.

Analysis by Business Segment

The Group has the following five reporting segments: Digital Media Solutions created in early 2001, Displays and Components, Consumer Products, New Media Services, and Patents and Licensing.

•	The Digital Media Solutions segment processes and distributes motion picture film and pre-recorded DVDs, CDs and Videocassettes and produces professional broadcast equipment. In 2002, the Digital Media Solutions segment aggregates Technicolor, Singingfish and the professional Broadcast equipment previously managed by the Consumer Products segment since 2000, together with the professional broadcast activities acquired from Philips and the Grass Valley Group. Nextream, which was previously included in Digital Media Solutions is managed since 2002 within the Consumer Products segment.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	The Displays and Components segment produces and sells television tubes, other display devices, optical components and television and video components.

•	The Consumer Products segment provides retail products such as televisions, video, audio and communication devices, and broadband access products including decoders and modems. The Consumer Products segment aggregates the following: Television/Video, Audio and Communication, Broadband Access Products (including Nextream since January 2002), and the worldwide Marketing and Sales organization.

•	The Patents and Licensing segment licenses the intellectual property of the Group and of external customers.

•	The New Media Services segment develops and markets new products and services related to advertising based activities (for the movie theaters and based on TV electronic program guides), video/systems integration services for network operators, and technology solutions (e.g. for content security, copy protection and conditional access).

•	In addition, the Holdings column includes amounts related to corporate functions and worldwide programs unrelated to a specific business segments (notably central research).

	Digital Media Solutions	Displays & Components	Consumer Products	Patents & Licensing	New Media Services	Holdings	Consolidated Adjustments and other	Total
	(€ in millions)
December 31, 2002
Net sales from external Customers	2,686	1,560	5,444	429	58	10	—	10,187
Intersegment sales(a)	8	664	7	—	—	188	(867)	—
Depreciation & amortization	(116)	(125)	(136)	(2)	(5)	(12)	—	(396)
Operating income (loss)	372	84	41	387	(45)	(121)	—	718
Interest expense, net(b)	(19)	(3)	(24)	8	—	47		9
Income from equity investments	—	—	—	—	—	—	—	—
Other income (expense), net(c)	(34)	(42)	(79)	—	77	(18)	—	(96)
Segment assets(f)	2,180	1,047	1,750	19	50	76	—	5,122
Capital expenditures(d)	(339)	(244)	(85)	(1)	(2)	(11)	—	(682)

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	Digital Media Solutions	Displays & Components	Consumer Products	Patents & Licensing	New Media Services	Holdings	Consolidated Adjustments	Total
	(€ in millions)
December 31, 2001(*)
Net sales from external customers(**)	1,758	1,642	6,542	395	44	10	—	10,391
Intersegment sales(a)	1	756	5	—	—	191	(953)	—
Depreciation & amortization	(69)	(137)	(140)	(5)	(1)	(16)	—	(368)
Operating Income (loss)(e)	242	111	138	338	(82)	(111)	—	636
Interest expense, net(b)	(27)	(23)	(117)	—	—	138	—	(29)
Income from equity investments	—	—	(2)	—	—	(1)	—	(3)
Other income (expense), net(c)	(3)	(104)	(47)	(2)	155	9	—	8
Segment assets(f)	1,875	1,164	2,341	72	11	127	—	5,590
Capital expenditures(d)	(148)	(158)	(98)	(58)	(3)	(14)	—	(479)

(*)	Restated with the transfer of Nextream to the Consumer Product Segment.
(**)	Restated for EITF 01-09 applicable in 2002 (note 1).

	Digital Media Solutions	Displays & Components	Consumer Products	Patents & Licensing	New Media Services	Holdings	Consolidated Adjustments	Total
	(€ in millions)
December 31, 2000(*)
Net sales from external customers(**)	62	1,686	6,849	378	9	11	—	8,995
Intersegment sales	1	864	8	—	—	216	(1,089)	—
Depreciation & amortization	(3)	(150)	(145)	—	(1)	(24)	—	(323)
Operating income (loss)(e)	(10)	262	185	319	(83)	(127)	—	546
Interest expense, net(b)	(2)	(17)	(120)	(2)	—	131	—	(10)
Income from equity investments	—	—	(3)	—	—	—	—	(3)
Other income (expense), net(c)	—	(54)	(83)	—	13	43	—	(81)
Segment assets(f)	51	1,222	2,852	57	2	109	—	4,293
Capital expenditures(d)	(6)	(193)	(209)	—	(2)	(15)	—	(425)

(*)	Restated with the transfer of Nextream to the Consumer Product Segment.
(**)	Restated for EITF 01-09 applicable in 2002 (note 1).

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(a)	Starting January 2002, the Patents & Licensing Segment no longer includes license fees charged to other segments; prior period segment information restatements only impact the second half of 2001 (Digital Media Solutions and Displays & Components).
(b)	In 2001 and 2000, interest expense is allocated to segments based upon average working capital requirement levels upon which market interest rates are applied for each country in which the entities comprising the segments operate (“imputed interest”). The difference between Thomson’s consolidated interest expense and the imputed interest is allocated to “Holdings”. In 2002, interest is no more allocated.
(c)	In 2002 € -8 million was related to the TAK activity, discontinued in 2002. TAK was in the New Media Services segment and was developing and marketing services for interactive television. The amount of € -8 million classified in “other income (expenses), net” corresponds to operating costs for the period of this discontinued activity. Prior year operating losses have not been restated (€ -10 million and € -6 million respectively for years 2001 and 2000). Restructuring costs related to this discontinued activity (€ -5 million) have also been classified under “other”.

During 2002 the effect of operational inefficiencies in one of the Displays & Components glass plants due to a fire, mainly unabsorbed overheads and labor variance, is presented under “Other income (expenses), net” in an amount of € -3 million.

During the second half of 2001, the Group experienced operational inefficiencies on one of its Displays and Components panel lines due to equipment failure. The portion of overhead and labor variance and scrap in connection with this situation has been classified under the “Other income (expense), net” line in the amount of € -6.6 million in 2001. In 2002, the insurance recovery proceeds received were allocated in an amount of € 10 million and € 9.9 million to “Other income (expense), net” and operating income, respectively, in proportion to the costs incurred in 2001 and 2002 respectively.

In connection with a patent infringement claim concerning the Consumer Product Segment as a result of a jury verdict, the Group elected to classify under “Other income (expense), net” the estimated amount in excess of “reasonable royalties to be paid”. In June 2002, Thomson entered into a settlement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002), and a fully paid up worldwide license for the remaining life of the settled patents. Consistent with last year’s classification, the portion of the damage in excess of the previous year accruals has been classified under “Other income (expenses), net” and amounts to € -5.7 million. When patent infringement cases are settled in the Group’s favor the settlement received by the licensing companies of the Group corresponding to the amount of royalties which should have been received during the license period, is recorded under “Net Sales”.

In 2001, as part of a substantial reassessment of its product portfolio, the Group discontinued certain products or product lines, which have not resulted in restructuring plans. As of December 31, 2001, the related costs, mainly finished goods and raw material inventory write-offs (€ 30 million related to Consumer Products), and purchase order and other contract cancellation costs (€ 18.5 million related to Consumer Products) have been classified as “Other income (expense), net”. Related fixed asset write-offs (€ 4.8 million for Consumer Products and € 11.6 million for Displays & Components) are included in “Other income (expense), net”.

Although reassessment of the product portfolio is an ongoing activity for the Group, the effects of which are reflected in operating costs, the Group believes that the scope of this year’s reassessment was much more comprehensive and warrants the reclassification outside operating costs in 2001.

As of December 31, 2001, the “Other income (expense), net” of Consumer Products includes a gain of € 35 million related to the unwinding of a derivative instrument acquired in 2000 in order to hedge the decline in value of supplier shares to be received in connection with a components purchase contract; such contract was subsequently terminated and consequently the derivative was no longer needed. As of year end 2002, 2001 and 2000 respectively, capital gain on partial disposal of investments and gain related to associated financial investments amount to € 81 million, € 162 million and € 18 million mainly in New Media Services segment.

(d)	The net change in debt to capital expenditure payables is € +74 million, € -20 million and € -17 million for the years ended December 31, 2002, 2001, and 2000 respectively.
(e)	In December 2001, Thomson changed its global policy concerning employee entitlement to vacation. Previously, employees on the payroll of Thomson, Inc. and Thomson multimedia Licensing, Inc. were entitled to full vacation based upon length of service with the Group at December 31 for payment in the succeeding calendar year. Under the new policy, employees accrue their vacation ratably throughout the calendar year. As a result of the decision to modify the policy during 2001,€14.9 million of expense was reversed in 2001 consisting mainly of € 9.1 million for Consumer Products, € 4.7 million for Displays & Components and € 0.8 million for Patents & Licensing.
(f)	Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts receivables gross for € 235 million and € 221 million as of December 31, 2002 and 2001 respectively. In 2002, accruals related to sales incentives, which are deducted from sales, are classified in deduction of “trade receivables” (€ 29 million) instead of “other creditors and accrued liabilities” (note 22). Prior years have not been restated (respectively € 38 million and € 50 million respectively as of December 2001 and 2000 were recorded in “other creditors and accrued liabilities”). This restatement only concerns the Consumer Products Segment.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Reconciliation of segment information to consolidated figures:

	2000	2001	2002
	(€ in millions)
Segment assets	4,293	5,590	5,122
Goodwill(1)	55	901	1,320
Investments and other non-current assets	314	417	218
Current accounts with affiliated companies	21	43	71
Other receivables	846	1,059	1,278
Contract advances, net(2)	—	248	242
Cash and cash equivalents	1,772	1,532	1,463

Total consolidated assets	7,301	9,790	9,714

(1)	As of December 31, 2002, net goodwill for Digital Media Solutions is € 1,158 million, for Consumer Products € 98 million, for New Media Services € 63 million and Displays and Components € 1 million.
(2)	Contract Advances mainly relate to the Digital Media Solutions segment in 2002 and 2001 (€ 225 million and € 241 million as of December 31, 2002 and 2001, respectively).

	2000	2001	2002
	(€ in millions)
Segment depreciation and amortization	(323)	(368)	(396)
Impairment included in other income (expense) net(*)	—	(16)	(2)
Goodwill amortization	(8)	(49)	(78)

Consolidated depreciation and amortization	(331)	(433)	(476)

(*)	Such amount excludes inventory write-off.

4. RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses which amounted to € 374 million, € 368 million and € 351 million for the years ended December 31, 2002, 2001 and 2000 respectively are presented net of government agency subsidies. Subsidies amounted to € 12 million, € 15 million and € 14 million net of repayments for the periods ended December 31, 2002, 2001 and 2000, respectively out of which € 2.9 million, € 2.9 million and € 5.3 million were received through contingently repayable advances.

Total advances contingently repayable amount to € 16.6 million, € 13.7 million, and € 10.8 million, respectively for the years ended December 31, 2002, 2001 and 2000.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

5. FINANCIAL EXPENSE

	2000	2001	2002
	(€ in millions)
Interest income	25	45	51
Interest expense	(35)	(74)	(42)

Interest (expense) income, net(1)	(10)	(29)	9

Cash payment discounts granted	(3)	(9)	(10)
Cash payment discounts obtained	1	2	1
Pension plan interest costs relating to shut-down activities	(14)	(20)	(26)
Other interest on non-financial payables	(12)	(9)	(13)
Dividends	1	1	—
Exchange profit (loss)(2)	(11)	9	(2)
Other(3)	(29)	(134)	(87)

Other financial expense, net	(67)	(160)	(137)

Total	(77)	(189)	(128)

(1)	Includes € 29 million and € 25 million of interest on promissory notes related to the acquisition of Technicolor for the years ended December 31, 2002 and 2001, respectively. The change in net interest expense during 2002 in comparison to 2001 is mainly due to lower swap costs due to sharply lower USD interest rates. The swap costs or income occur when the Group swaps euro deposits of its European affiliates into USD to lend to its U.S. affiliates.
(2)	Includes an exchange profit of € 14 million from Thomson multimidia do Brazil Ltda (deposit and receivables denominated in USD) for the year ended December 31, 2001.
(3)	This mainly includes the valuation allowance related to financial investments carried at cost.

6. OTHER INCOME (EXPENSE), NET

	2000	2001	2002
	(€ in millions)
Restructuring costs, net(1)	(105)	(107)	(141)
Gain on disposal of fixed assets/investments(2)	59	163	79
Write-off of fixed assets(3)	(1)	(23)	(15)
Other(4)	(34)	(25)	(19)

Total other income (expense), net	(81)	8	(96)

(1)	The breakdown of restructuring plans by segment for the year 2002 is as follows:
-	€ -43 million within Displays and Components, of which € -24 million related to the closure of the Scranton tube plant in North America and € -8 million relates to the storage and optical modules activity;
-	€-23 million within Digital Media Solutions mainly related to the restructuring of the Broadcast activity and the integration therein of the Grass Valley Group acquired in March 2002;
-	€ -70 million related to various activities within Consumer Products, notably € -21 million in the U.S. in manufacturing, sales and aftersales and accessories, € -29 million in Europe and Asia in manufacturing and sales and € -14 million in communications manufacturing.

In 2001 and 2000, the restructuring costs were mainly incurred in Displays and Components (€ -63 million and € -55 million respectively) and in Consumer Products (€ -27 million and € -21 million respectively).

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(2)	In 2002 and 2001, the gain relates to the disposal of unconsolidated investments together with the gain on hedges associated with such investments.

In 2000, the sale/lease-back of the headquarters located in Boulogne (France) resulted in a gain of € 32 million. The sale/leaseback of the Indianapolis headquarters (United States) resulted in a gain of USD 6.5 million (€ 6.9 million using the December 31, 2002 average rate). A partial disposal of investments resulted in a gain of € 18 million.

(3)	In 2002, mainly fixed asset write-offs for € -6.7 million in Digital Media Solution, € -4.2 million in Display and Components and inventory write-off for € -3.2 million in Consumer Products. For the year ended December 31, 2001, € -16.4 million is related to the exceptional write-off of fixed assets related to the portfolio reassessment mentioned hereunder.
(4)	In 2002 € -8 million is related to the TAK activity, discontinued in 2002. TAK was in the New Media Services segment and was developing and marketing services for interactive television. The amount of € -8 million classified in “Other income (expenses), net” corresponds to operating costs of the period of this discontinued activity. Prior year operating losses have not been restated (€ -10 million and € -6 million respectively for years 2001 and 2000). Restructuring costs related to this discontinued activity (€ -5 million) have also been classified under “other”.

During 2002 the effect of operational inefficiencies in one of the Displays & Components glass plants due to a fire, mainly unabsorbed overheads and labor variance, is presented under “other income (expenses), net” in an amount of € -3 million.

On June 10, 2002, in connection with a patent infringement claim concerning the Consumer Products segment, Thomson entered into a settlement and license agreement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002), and a fully paid up worldwide license for the remaining life of the settled patents. Consistent with last year’s classification, the damages in excess of the previous year accruals have been classified under “other income and expenses” and amount to € -5.7 million. When patent infringement cases are settled in the Group’s favor the settlement received by the licensing companies of the Group corresponding to the amount of royalties which should have been received during the license period, is recorded under “Net Sales”.

The Group experienced operational inefficiencies on one of its Displays and Components glass panel lines beginning in the second half of 2001 due to equipment failure. The Group elected to classify the portion of scrap and overhead and labor variance in connection with this situation under “Other income (expense), net” in the amount of € 6.6 million in 2001. In June 2002, the insurance indemnity received of € 19.9 million was allocated in an amount of € 10 million and € 9.9 million respectively to “Other income (expenses), net” and operating income, in proportion to the costs respectively incurred in 2001 and 2002.

As of December 31, 2001, as part of a substantial reassessment of its product portfolio the Group discontinued in 2001 certain products or product lines, which have not resulted in restructuring plans. The related costs, mainly finished goods and raw material inventory write-offs, purchase order and other contract cancellation costs (€ 48.5 million) have been recorded as “Other income (expense), net”.

For the year ended December 31, 2001 this line also includes a gain of € 35 million related to the disposal of a derivative instrument acquired in 2000 in order to hedge the decline in value of supplier shares to be received in connection with a components purchase contract; such contract was subsequently terminated and consequently the derivative was no longer needed.

In 2000, this item corresponds mainly to an accrual for litigation.

7. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (the “Regime”).

This Regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries taxable income but also include taxable income, as determined under French tax law, of more than 50% owned foreign entities (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

This tax agreement has been retroactively applied as of January 1, 2001 and will expire on December 31, 2005 unless renewed. As a consequence, a worldwide consolidated tax return was filed for 2001 in November 2002.

In 2000 and 2001 the French consolidated tax return was limited to the French subsidiaries of Thomson S.A.

a) Income tax expense is summarized below:

	2000	2001	2002
	(€ in millions)
Current income tax:
France	(88)	(59)	(18)
Indemnities from/to T.S.A. net of tax	51	—	—
Tax effect on indemnities from/to T.S.A.	31	—	—
Tax refund due to the retroactive application of the Regime to 2001	—	—	33

Sub-total current income tax France	(6)	(59)	15
Foreign	(99)	(83)	(93)

Total current income tax	(105)	(142)	(78)

Deferred income tax
France	39	2	47
Foreign	67	1	(25)

Total deferred income tax	106	3	22

Total income tax	1	(139)	(56)

The decrease in 2002 current income tax expense as compared to 2001 is mainly due to France and relates to the effects of a non recurring tax refund for € 33 million and the utilization of tax loss carry-forward which eliminated French taxable licensing revenues while a charge of € -56 million related to such revenues was recorded in 2001. The level of income tax expense is higher in 2001 compared to the prior year 2000 due to the consolidation of Technicolor (income tax charge of €-47 million) and the expiration of the Tax Indemnification Agreement with T.S.A (*). As a consequence, in 2001 the tax expense related to French subsidiaries amounted to €-57 million out of which €-56 million was calculated at the reduced rate applicable under French law on revenues for patents owned for more than two years. French current income tax for year ended 2000 was an expense of € -6 million.

(*)	For the previous years (1998, 1999 and 2000), Thomson benefited from a Tax Indemnification described as follows:

In December 1998, T.S.A. and Thomson (formerly Thomson multimedia S.A.) entered into an agreement (the “Tax Indemnification Agreement”) whereby T.S.A. agreed to indemnify the Thomson group for the tax effect of accumulated tax losses originating from Thomson and its 95% or more owned French subsidiaries (the “Qualified Subsidiaries”), which were transferred to T.S.A. from 1989 to 1997, and consequently were not available to offset their future taxable income.

Under the terms of this agreement, any income tax that Thomson and its Qualified Subsidiaries had to pay to the French tax authorities over the period 1998 to 2000 qualified for an indemnification from Thomson S.A. The 2000 tax expense was reduced by € 82 million and the indemnification was totally used by the end of 2000.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In 2002, the Group recorded a net deferred tax asset of € 22 million. This amount includes, in France a net of € 47 million corresponding to the recognition of a tax benefit related to long term capital losses and valuation allowances on ordinary tax rate deferred assets, and € -25 million related to foreign entities.

In 2001, a deferred tax asset of € 3 million was recorded.

In 2000, the Group recorded a deferred tax asset of € 106 million. It was composed of € 25 million concerning timing differences for the year and of € 81 million for a valuation allowance reversal concerning mainly deferred tax assets of the United States and French affiliates.

b) Reconciliation between the provision for income tax and the pre-tax accounting income/(loss):

	2000	2001	2002
	(€ in millions)
Net income/(loss)	394	286	373
Income tax	1	(139)	(56)
Minority interests	(18)	(22)	(13)

Net income/(loss) before tax (before minority interests and after equity)	375	403	416

Equity result of unconsolidated subsidiaries	3	3	—

Pre-tax accounting income/(loss)(a)	378	406	416
Provision for income tax using the statutory rate of 34.33% (35.33% in 2001 and 36.67% in 2000)	(139)	(143)	(143)
Permanent differences	8	(34)	3
Indemnities from/to T.S.A. net of tax	51	—	—
Tax effect on indemnities from/to T.S.A.	31	—	—
Income tax refund due to retroactively application of the Regime(1)	—	—	33
Unrecognized deferred tax assets and change in valuation allowance(2)	39	29	(68)
Tax credits	52	15	9
Effects of differences in tax rate(3)	(3)	(2)	35
Other, net(4)	(38)	(4)	75

Income tax	1	(139)	(56)

Pre-tax accounting income/(loss) before amortization of goodwill and share in net income of equity affiliates(5)	386	455	494

Effective tax rate(5)	(0.2)%	30.5%	11.3%

(1)	Includes € 33 million of the 2001 tax refund in connection with the worldwide tax consolidation.
(2)	In 2002, this amount includes € -61 million of change in valuation allowance as described above in a), € -12 million of unrecognized deferred tax assets and € 5 million of carry-back from Thomson Inc.

In 2001 mainly related to € 24 million of carry back from Thomson, Inc.

(3)	In 2002 comprised of € 26 million related to operations taxed at reduced rate, € 11 million of effects of foreign tax rate differentials and € -2 million of effects of additional tax rate of 3,3%.

In 2001 and 2000 reflects only the impact of additional tax rate of 3,3% in the amount of € -2 million and € -3 million respectively.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(4)	In addition to other foreign taxes (including taxes in the United States) not based upon taxable income, this amount includes:
-	in 2002, mainly € 99 million for the recognition of unusual deferred tax benefits as described in paragraph a) above as well as € -19 million of unrecoverable withholding tax on licensing revenues;
-	in 2001, € 39 million related to operations taxed at reduced rate, € 6 million of foreign tax rate differentials and € -22 million of unrecoverable withholding tax on licensing revenues;
-	in 2000, € 4 million of foreign tax rate differentials and € -19 million of unrecoverable withholding tax related to licensing revenue generated by Thomson multimedia Licensing, Inc.
(5)	The effective tax rate has been calculated on a net result before tax, minority interests, equity investments (refer to (a) above), and goodwill amortization (€ -78 million, € -49 million, € -8 million respectively at December 31,2002, 2001 and 2000).

c) Income/(loss) before income taxes and minority interests:

	2000	2001	2002
	(€ in millions)
Domestic activities	235	441	103
Foreign activities	140	(38)	313

Total income/(loss) before tax and minority interests (after equity result)	375	403	416

d) Deferred tax liabilities and income taxes payable:

	2000	2001	2002
	(€ in millions)
Deferred tax liabilities	29	25	23
Income taxes payable	227	151	151

Total tax liabilities	256	176	174

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

e) Deferred tax assets and liabilities included in other receivables and other creditors and accrued liabilities of the balance sheet:

	2000	2001	2002
	(€ in millions)
Deferred tax assets (net, by affiliates)	1,013	1,097	1,437
Valuation allowance	(886)	(842)	(1,154)

Deferred tax assets, net (note 14)	127	255	283
Deferred tax liabilities (note 22)	(29)	(25)	(23)

Net deferred tax assets (liabilities)(1)	98	230	260

(1)	Including € 93 million for Technicolor at December 31, 2002. This amount includes € -42 million of valuation allowance on deferred tax assets recorded through goodwill on Technicolor, PDSC and Grass Valley.

f) Major temporary differences that give rise to deferred tax assets and liabilities:

	2000	2001	2002
	(€ in millions)
Tax effect of tax loss carry-forwards(1)	557	564	680
Foreign Tax credit(2)	—	—	112

Tax effect of temporary differences related to:
Accrued vacation pay	13	14	9
Reserve for restructuring costs	61	29	29
Reserve for other risks and losses	191	172	144
Reserve for depreciation of assets	17	18	13
Reserve for pensions	110	124	192
Other temporary differences	107	228	314

Total temporary differences	499	585	701

Deferred tax assets, gross	1,056	1,149	1,493

Tax effect of temporary differences related to:
Reserve for depreciation of assets	(47)	(52)	(55)
Unrealized exchange difference	(8)	—	—
Other	(17)	(25)	(24)

Deferred tax liabilities, gross	(72)	(77)	(79)

Total valuation allowance	(886)	(842)	(1,154)

Net deferred tax assets (liabilities)	98	230	260

(1)	The impact of the tax indemnification Agreement with TSA is included in 2000.
(2)	Foreign tax credits are comprised of corporate taxes paid outside France and deductible from the Regime future income tax payable.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

g) Expiration of ordinary tax loss carry-forwards is as follows (basis before applying tax rate as of december 31, 2002):

(€ in millions)
2003	72
2004	49
2005	68
2006	82
2007	125
2008 and thereafter	1,244

Total	1,640

A valuation allowance is recognized for almost all the tax loss carry-forwards relating to European marketing subsidiaries (out of which Thomson multimedia Sales Germany GmbH represents 53% of the total tax loss carry-forwards), and some Asian affiliates for which loss history and prospects require such a valuation allowance.

8. RELATED PARTY TRANSACTIONS

•	TSA and its subsidiaries (“TSA”)

TSA (formerly Thomson S.A.) is a shareholder of Thomson and held a 21% ownership in the share capital of Thomson as of the end of December 2002. TSA is wholly owned by the French State.

Borrowing from TSA amounted to € 0 million, € 3 million and € 12 million as of December 31, 2002, 2001 and 2000, respectively. Interest charged by TSA at market rate to Thomson for the 12 month periods ended December 31, 2002, 2001 and 2000 were not significant.

The group initiated in 1997 a tax indemnification agreement that ended in 2000. Refer to note 7 for further information.

Thomson and TSA entered into an agreement on July 1997 defining the relations between Thomson, TSA and Thales S.A. (formerly Thomson-CSF), with respect to the management and the use of certain intellectual property rights. By amendments signed in 2000 and 2002, the parties have agreed to clarify and simplify the use of such intellectual property rights.

By the amendment effective in December 2000 and expiring in July 2006, Thales S.A. and TSA have granted to Thomson Licensing S.A. (a wholly owned subsidiary of Thomson) an exclusive right to grant licenses to third parties on their patents covering optical disk technologies and have also authorized Thomson Licensing S.A. to negotiate and sign such licensing agreements.

In addition in June 2002 retroactive as of to January 1, 2001, TSA agreed to transfer all of the patents covered by the contract signed in July 1997 to Thomson Licensing S.A., who was already the beneficiary of all revenues driven by such rights.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	Alcatel and its subsidiaries (“Alcatel”)

Until July 2002, Alcatel was a shareholder of Thomson (3.4% ownership) and had one representative on the Board of Directors of Thomson. Therefore until this date, Alcatel was a related party of Thomson and transactions with Alcatel up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with Alcatel:

Thomson purchased from Alcatel different products, primarily modems, services, and trademark royalties totaling € 26 million, € 39 million and € 77 million for the 6 month period ended June 30, 2002 and the years ended as of December 31, 2001 and 2000, respectively.

Also, the Group sold products (mainly modems) to Alcatel for € 97 million, € 82 million and € 74 million for the 6 month period ended June 30, 2002 and the 12 month periods ended December 31, 2001 and 2000, respectively.

Alcatel’s accounts payable in Thomson books were € 5 million, € 21 million and € 62 million as of June 30, 2002 and December 31, 2001 and 2000, respectively. The Group had receivables from Alcatel amounting to € 25 million, € 12 million and € 0 million as of the same dates.

Consistent with the ATLINKS Joint Venture agreement, Alcatel and Thomson have granted loans to ATLINKS in order to provide financial support to the operations of the joint venture. On a consolidated basis, the debt due to Alcatel by ATLINKS amounted to € 14 million and € 23 million as of June 30, 2002 and December 31, 2001, respectively. As of December 31, 2000 the related debt outstanding amount was not significant.

The Group had an unconditional purchase obligation to acquire from Alcatel its 50% interest in the ATLINKS joint venture exercisable from October 2002. Agreement was reached in February 2003 involving a cash payment by Thomson of € 68 million in return for inter alia the 50% stake. (note 25 and 29)

•	NEC Corporation and its subsidiaries (“NEC”)

Until June 2002, NEC was a shareholder of Thomson (5% ownership) and had one representative on the Board of Directors of Thomson. Therefore until this date, NEC was a related party of Thomson and transactions with NEC up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with NEC:

The Group purchased from NEC primarily DVD spare parts and Plasma displays in the amounts of € 1 million, € 74 million and € 11 million for the 6 month period ended June 30, 2002 and the 12 month periods ended December 31, 2001 and 2000, respectively.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The Group sold products, mainly DVD drives and patent licensing to NEC in the amounts of € 18 million, € 93 million and € 2 million over the first 6 months of 2002 and over the full year 2001 and 2000, respectively.

As of June 30, 2002 and December 31, 2001 amounts due from NEC were € 1 million and € 8 million, respectively. As of the same dates, amounts due to NEC were € 0 million and € 8 million, respectively. Such balances as of December 31, 2000 were not significant.

In 2001, the Group acquired for USD 50 million (€ 57 million) the joint ownership of patents and related know-how related to plasma screen technology (including € 6 million in withholding taxes paid to the French Treasury) with the intention of setting up a joint venture dedicated to plasma screen manufacturing. At the beginning of 2002, NEC informed Thomson that it was not in a position to launch the industrial phase of the underlying contracts. At the end of 2002, the parties agreed upon the cancellation of these related contractual obligations. As a consequence of this settlement, NEC shall pay the Group € 48 million (the Group will also claim reimbursement of the withholding taxes from tax authorities).

•	DIRECTV and its subsidiaries (“DIRECTV”)

Until September 2002, DIRECTV was a shareholder of Thomson (3.1% ownership) and had one representative on the Board of Directors of Thomson. Since that time, the Chairman and CEO of DIRECTV has been a member of the Board of Directors of Thomson and is qualified as an independent director. Therefore transactions with DIRECTV through December 31, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with DIRECTV:

The Group invoiced products, mainly digital decoders and satellite receivers, and services to DIRECTV amounting to € 40 million, € 298 million and € 445 million during the 12 month periods ended on December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, 2001 and 2000, receivables from DIRECTV amounted to € 83 million, € 254 million and € 271 million, respectively.

In 1999, Thomson Inc. (a wholly owned subsidiary of Thomson) paid DIRECTV € 25 million for marketing support and development of local channel programming. This expense was deferred and amortized over the development and promotional period, which ended in 2000. As a consequence, the group recognized in 2000 an expense amounting to € 22 million.

With regard to satellite receiver promotion and advertising activities, DIRECTV has committed to pay Thomson € 6 million over the course of 2003 as a contribution to promotional related programs.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	Microsoft and its subsidiaries (“Microsoft”)

As of December 31, 2002, Microsoft has been a shareholder of Thomson (3.4% ownership) and has a representative on the Board of Directors of Thomson.

In the course of its business and based on market conditions, the Group sold products and services to Microsoft, mainly optical kits, royalties, distribution services and promotional services. These sales amounted to € 303 million and € 194 million for the 12 month periods ended December 31, 2002 and 2001. Such sales were not significant in 2000.

As of December 31, 2002 and 2001, Thomson had accounts receivable from Microsoft amounting to € 0 million and € 89 million and owed accounts payable amounting to € 3 million and € 5 million, respectively. These balances were not significant as of 2000 year-end.

•	A Novo Comlink Espana (“A NOVO”)

As of December 31, 2002, Thomson no longer has any interest in A NOVO (note 2). Before the disposal, the Group accounted for such interest using the equity method.

In the course of its business and based on market conditions, the Group purchased kits, spare parts and raw materials for € 62 million and € 81 million for the 12 month periods ended December 31, 2002 and 2001. Accordingly, the Group owed € 15 million and € 18 million to A Novo as of December 31, 2002 and 2001, respectively. During 2000, A NOVO was not a related party.

•	Carlton Communications Plc and its subsidiaries (“Carlton”)

Since March 16, 2002 Carlton has been a significant shareholder of Thomson and holds a 5.5% interest in the share capital of Thomson and has a representative on the Board of Directors of Thomson. As a consequence, transactions with Carlton entered into since this date are disclosed hereafter.

The Group partially financed the Technicolor acquisition (note 2) by issuing promissory notes (the “notes”) to Carlton (see note 23) in the amount of € 669 million (USD 600 million at historical exchange rate). The notes are repayable over 4 equal installments on the first, second, third and fourth anniversaries of the notes (March 2001).

In March 2002, an amount of € 178 million (USD 156 million at March 16, 2002 exchange rate) was reimbursed related to the first installment of the notes; it includes € 7 million (USD 6 million) of accrued interest.

As of December 31, 2002, the outstanding debt due to Carlton amounts to € 459 million (USD 481 million) including € 29 million of accrued interest (USD 30 million), of which € 10 million (USD 10 million) relates to the period from March 16, 2002 to December 31, 2002.

On May 7, 2002 the group incorporated a new Joint Venture, ScreenVision Europe, with Carlton in order to purchase and operate the cinema screen advertising businesses formerly held by UGC and

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

RTBF in Europe (note 2).

Following the acquisition and during 2002, Carlton and the Group granted loans to ScreenVision Europe on an equal basis. As of December 31, 2002, the debt due to Carlton by Screenvision Europe in the consolidated financial statement of the Group amounts to € 14 million.

Such loans bear interest at market rate. For the 6 month period ended December 31, 2002, ScreenVision Europe recognized an interest expense amounting to € 1 million, out of which € 0.5 million was eliminated in Thomson’s consolidated financial statements.

•	France Telecom and its subsidiaries (“FT”)

On October 2, 2002, Thierry Breton was appointed FT’s chairman and CEO. Following these appointments he remains a member of the Board of Directors of Thomson and Chairman of the strategy committee of Thomson. In addition Franck E. Dangeard has been appointed as a non-executive chairman of Thomson as of October 2, 2002 and became Senior Executive Vice President at FT on December 5, 2002. Following these appointments he resigned from his former positions of vice chairman of the Board and Senior Executive Vice President of Thomson. As a consequence, FT has been considered as a related party since October 2, 2002.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT:

In December 2000, Thomson initiated with FT (Equant) a telecommunication outsourcing agreement, which scope is to provide all of the Group’s global telecom requirements for voice, data and videoconferencing. The agreement is known as TINOS (Thomson Infrastructure Network Operations Services).

As of November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to expand its scope to all of Thomson’s recent acquisitions. For the 3 month period ended December 31, 2002, Thomson recorded € 6 million in operating expenses related to the TINOS contract (as amended).

In the normal course of business, Thomson is a supplier of ADSL set top boxes to FT. For the 3 month period ended December 31, 2002 such sales amounted to € 10 million. As of December 31, 2002 amounts due from FT amounted to € 13 million.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

9. FIXED ASSETS

(a) Intangible assets:

	2000	2001	2002
	Net	Net	Gross	Accumulated Amortization	Net
	(€ in millions)
Goodwill	55	901	1,441	(121)	1,320
Patents, trademarks and customer relationships	72	727	925	(122)	803
Other intangibles (mainly softwares)	69	68	158	(98)	60

Total	196	1,696	2,524	(341)	2,183

Gross Value	424	1,992
Accumulated Amortization	(228)	(296)

– Goodwill

	Purchase Date	Amortization Life (years)	2000 Net	2001 Net	Gross	2002 Amortization	Net
	(€ in millions)
ATLINKS	1999	15	31	29	32	(6)	26
Singingfish.com	2000	5	22	15	23	(13)	10
Technicolor Group(1)	2001	20	—	712	589	(54)	535
ScreenVision US	2001	20	—	51	42	(3)	39
Miles O’ Fun Inc	2001	20	—	7	6	—	6
BTS(2)	2001 & 2002	15	—	79	129	(13)	116
Thomson Broadband (ADSL)	2001	10	—	—	68	(7)	61
VidFilm(3)	2002	20	—	—	71	(3)	68
Grass Valley(3)	2002	15	—	—	98	(5)	93
Still in Motion(3)	2002	20	—	—	7	—	7
Southern Star Duplitek(3)	2002	20	—	—	51	(2)	49
Panasonic Disk Services Corporation (PDSC)(3)	2002	20	—	—	279	(7)	272
ScreenVision Europe(3)	2002	20	—	—	20	(1)	19
Grundig DIS business(3)	2002	15	—	—	7	—	7
Others (less than € 5 million net individually)			2	8	19	(7)	12

Total			55	901	1,441	(121)	1,320

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(1)	The Technicolor goodwill has been amortized since March 17, 2001. Technicolor goodwill gross value decreased by € 153 million in 2002 due to the decrease in value of the USD (€ —118 million decrease) and to final purchase accounting allocation for USD—37 million (€—35 million at December 31, 2002 closing rate).
(2)	The goodwill on the BTS business acquired from Philips Broadcast has been amortized since January 1, 2001. Philips sold its remaining 33.33% interest in BTS Holding International B.V. to the Group during 2002. The goodwill related to this complementary acquisition and the effect of final purchase accounting allocation amounts to € 44 million.
(3)	As of December 31, 2002, these companies have only performed a preliminary purchase accounting which should be finalized no later than the close of the first financial year subsequent to the acquisition pursuant to French regulation 99-02.

– Patents, trademarks and customer relationships consist mainly of:

-	trademarks of Technicolor (€ 219 million at December 31, 2002) and Grass Valley (€ 43 million at December 31, 2002) and THOMSON® (purchased from TSA in 2001);

-	customer relationships of Technicolor (€ 286 million at December 31, 2002), Panasonic Disc Services Corporation (€ 85 million at December 31, 2002), and Screenvision Europe (€ 22 million at December 31, 2002), which are not amortized. Independent experts determined the amount of intangible assets. With respect to the customer relationships the valuation method was based on discounted future cash flows expected to be generated by the existing customer portfolio at acquisition date. As for the trademarks, the royalty method was used based on the royalty rates to be paid by third-party licensees. Such intangibles are not amortized but are subject to periodic impairment tests using the same criteria as applied in the initial valuation;

-	license to use the RCA® trademark for consumer electronics products was obtained in 1988 and in 1999 an extended usage of the RCA® trademark was purchased from General Electric. The RCA® trademark is no longer amortized as of January 1, 2001;

-	intellectual property licensing rights purchased in 2002 by Digital Media Solutions.

– Other intangible assets

Other intangible assets include mainly softwares.

(b) Property, plant and equipment:

	2000	2001	2002
	Net	Net	Gross	Accumulated Amortization	Net
	(€ in millions)
Land	43	86	77	(1)	76
Buildings	214	302	487	(212)	275
Plant and equipment	649	833	2,655	(1,800)	855
Other fixed assets	216	315	581	(165)	416

Total	1,122	1,536	3,800	(2,178)	1,622

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In December 2001, in connection with the transaction described under note 25 Thomson derecognized its Polish tube manufacturing equipment, for an amount of € 53 million.

As of December 31, 2002 the accumulated amortization includes € 32 million of write-downs broken down as follow: € 38 million reclassified, as of January 1, 2002 from the restructuring reserve (see note 19) and € -6 million used during the period.

10. EQUITY INVESTMENTS

These investments represent companies engaged in activities similar to those of Thomson’s consolidated subsidiaries.

Equity investments in unconsolidated affiliates are summarized below:

	% Interest	Investments			Income/(loss)
	2002	2000	2001	2002	2000	2001	2002(4)
	(€ in millions)
MusicMatch (U.S.)	—	—	—	—	(1)	—	—
Thomson multimedia Kulim Sdn Bhd (Malaysia)(1)	—	10	—	—	1	—	—
Thomson Pacific CE Co. Ltd. (Taiwan)(4)	50%	—	—	—	(2)	(2)	—
CTE El Athir (Tunisia)(4)	30%	4	4	4	—	—	—
J2T Video Tonnerre (France)(2)	—	2	—	—	(1)	(2)	—
Novo Comlink Espana (Spain)(3)	—	—	11	—	—	1	—

Total		16	15	4	(3)	(3)	—

(1)	Thomson multimedia Kulim was accounted for under the equity method in 2000 and is fully consolidated since 2001.
(2)	In 2002, JT2 Video Tonnerre was sold to STELI and merged into STELI.
(3)	In 2002 shares of Novo Comlink Espana were sold.
(4)	In 2002, the net income of remaining equity investments is immaterial.

11. OTHER INVESTMENTS

These investments are as follows:

	2000	2001	2002
	Net	Net	At cost	Valuation allowance	Net
	(€ in millions)
Investments in:
—listed securities(1)	106	63	27	(22)	5
—unlisted securities	176	126	221	(168)	53
—subsidiaries recently acquired and not yet consolidated(2)	—	148	—	—	—

Total	282	337	248	(190)	58

(1)	In 2002, the net book value of listed securities disposed of amounted to € 55 million.
(2)	The Company classified companies acquired at the end of December 2001 under “Other investments” because there was immaterial activity between the purchase date and the closing date.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

12. INVENTORIES

	2000	2001	2002
	(€ in millions)
Raw materials	299	335	379
Work in process	363	185	123
Finished goods and purchased goods for resale	927	728	561

Sub-total	1,589	1,248	1,063

Less: valuation allowance	(112)	(128)	(101)

Total	1,477	1,120	962

As of December 31, 2002, approximately 76% (77% in 2001 and 89% in 2000) of inventories were valued by the FIFO method with the remainder valued by the weighted average cost method.

As of December 31, 2002 the valuation allowance includes € 10 million of write-downs broken down as follow: € 7 million reclassified as of January 1, 2002 from the restructuring reserve (see note 19) and € 3 million of accruals recorded during the period.

13. TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

	2000	2001	2002
	(€ in millions)
Trade accounts and notes receivable(1)	1,614	2,218	1,742
Less: valuation allowance	(61)	(79)	(67)

Total	1,553	2,139	1,675

(1)	Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 235 million and € 221 million as of December 31, 2002 and 2001 respectively. In 2002, accruals related to sales incentives (EITF 01-09), which are deducted from sales, are classified in “trade receivables” (€ 29 million) instead of “other creditors and accrued liabilities” for an amount of € 38 million and € 50 million as of December 2001 and 2000, respectively. This restatement only concerns the Consumer Products segment.

As of December 31, 2002 the valuation allowance includes a write-down of € 2 million for 2002.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Sales of receivables

In December 2002, the Group put in place a new securitization program for its North American receivables replacing the previous program. Under this program, Thomson, Inc. entered into an agreement allowing the sale, on a revolving basis of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million (€ 286 million at December 2002 closing rate).

No sales of receivables were outstanding at December 31, 2002, 2001 and 2000 under these programs.

Valuation allowance

The Thomson group’s accounting policy is to provide for doubtful accounts when losses are probable and can be estimated. Reversal of reserves for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 amounted respectively to € 24 million, € 9 million, and € 8 million.

14. OTHER RECEIVABLES

	2000	2001	2002
	(€ in millions)
Value added tax receivable(1)	136	164	110
Other taxes receivable(2)	200	120	232
Subsidies	14	17	23
Deferred taxes, net of valuation allowance(3)	127	255	283
Prepaid expenses	17	41	67
Other(4)	352	462	563

Total	846	1,059	1,278

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.
(2)	In 2002 this line includes the effect related to worldwide tax consolidation regime (note 7). In 2000, it corresponds mainly to advances to the French Tax authorities on current year income tax (€ 82 million) to be matched against income tax payable when the tax return was filed in April of the following year, and to the indemnification receivable from TSA for € 82 million.
(3)	Includes Technicolor for respectively € 93 million and € 110 million in 2002 and 2001. These amounts are mostly related to the impact of purchase accounting.
(4)	As of December 31, 2002, 2001 and 2000 € 122 million, € 84 million and € 61 million, respectively are related to royalty accrued income.

15. CONTRACT ADVANCES, NET

This item mainly corresponds to Technicolor customer contracts:

Technicolor conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to customers in return for the customer’s various commitments over the life of the contracts.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Such advance payments are recorded as “contracts advances” and are amortized as a reduction of “Net sales” on the basis of units of production or film processed. Technicolor customer advances amounted to € 225 million and € 241 million respectively as of December 31, 2002 and 2001. For the years ended December 31, 2002 and 2001 respectively, the company recorded a total of € 66 million and € 54 million of depreciation of customer contracts advances.

In 2002 an amount of € 17 million (€ 7 million in 2001) corresponds also to advances paid on contracts in the Group’s screen advertising joint ventures in the U.S. and Europe.

16. CASH AND CASH EQUIVALENTS

As of December 31, 2002, 2001 and 2000 cash and cash equivalents amount to € 1,463 million, € 1,532 million and € 1,772 million respectively of which € 89 million (€ 177 million in 2001 and € 35 million in 2000) are related to restricted cash deposits. These deposits consist principally of a deposit made by TCE Television Taiwan in the amount of € 80 million (€ 91 million as of December 2001) guaranteeing a loan to Thomson in the same amount. As of December 31, 2001, there was also € 86 million as collateral for a bank guarantee of certain promissory notes that Thomson issued to Carlton in connection with the purchase of Technicolor.

17. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

As of December 31, 2002, the share capital of Thomson is € 1,052,300,655 consisting of 280,613,508 shares of common stock outstanding with a nominal value of € 3.75 (€ 994,175,655 consisting of 265,113,508 shares of common stock outstanding with a nominal value of € 3.75 at December 31, 2001 and 2000 respectively).

The main changes since 2000 are as follows:

-	on May 26, 2000 the shareholders approved a two-for-one stock split which reduced the nominal value from € 7.5 to € 3.75 per share;

-	in October 2000, as part of a global offering of 44,388,863 shares of Thomson, TSA sold 27,983,579 existing shares and Thomson issued 16,405,284 shares, each at € 55.90. The new shares were issued upon the exercise of warrants at a price per share equal to the French public offering price, which was € 2 lower than the international offering price in the global offering. Thomson’s capital stock increased by € 61,519,815 and additional paid in capital was increased by € 782,691,725 after deduction of warrants paid to existing shareholders and of costs related to the share offering. Warrant holders making their warrants available for sale received a payment of € 0.13333 per warrant.

The costs related to the capital increases (€ 40 million in 2000) correspond to the valuation, audit and consulting fees, road shows, commissions to banks and to international underwriters and have been deducted from additional paid in capital.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Concurrently with the global offering of shares, Thomson issued 11,175,385 convertible/ exchangeable bonds referred to as an “OCEANE” due in 2006 for an aggregate amount of € 812,115,228, with each bond having a € 72.67 nominal value (note 21).

-	on March 16, 2001, in connection with the acquisition of Technicolor, Thomson issued to Carlton non-transferable and non-interest bearing bonds (Obligations Remboursables en Actions or “ORA”) redeemable in Thomson shares payable in 15.5 million ordinary shares one year after the closing, representing approximately 5.5% of the outstanding shares of Thomson. The bonds were redeemed on March 16, 2002;

-	up to half of the deferred consideration for the acquisition of Technicolor due to Carlton may be paid in Thomson shares, which however is subject to shareholders’ approval if in excess of 4 million shares;

-	on March 12, 2002 the group issued 14,814,815 convertible/exchangeable bonds referred to as an “OCEANE”, due January 1, 2008 for an aggregate amount of € 600 million, with each bond having a nominal value of € 40.50 (see note 21).

Treasury shares

As of October 2000, Thomson held 105,220 of its own shares to which 860 shares were added in 2001 from former employees shareholding plan adjustments.

Effective November 10, 2000 the General Assembly of Shareholders meeting authorized the Board of Directors to repurchase ordinary shares in the market for multiple purposes (future exchange of shares for strategic partnerships, possible exchange with convertible bonds, stock option plans etc…). Pursuant to this authorization, the Group repurchased 3,267,850 treasury shares for € 156 million.

As of December 31, 2001, 3,373,000 shares had been lent to third parties. This lending agreement was terminated on September 11, 2002.

Those treasury shares are not considered outstanding. Accordingly the financial interest income (€ 0,8 million) related to this loan is deducted from equity.

Stock option plan and dilutive potential ordinary shares

In accordance with the decision at the shareholders’ meeting on November 10, 2000, the Board of Directors decided at its meetings held on December 18, 2000, March 16, 2001 and July 23, 2001 to confer a total of 3,433,000 (4,018,500 initially) purchase options at an exercise price of € 55.9 for a period of 10 years to 395 beneficiaries (463 initially).

50% of the options will vest on December 18, 2003 and the remaining 50% on December 18, 2004. The option may be forfeited if the beneficiary leaves the Group. Before such date they may become fully vested upon a change of control of the Group as defined in the contract.

In accordance with the same shareholders’ decision, the Board of Directors approved a new stock option plan at its meeting held on October 12, 2001. The plan confers a total of 3,417,900 options (3,540,300 initially) to acquire new shares at an exercise price of € 31.5 for a period of 10 years to 517 beneficiaries (556 initially).

50% of the options will vest on October 12, 2004 (October 12, 2005 for French residents) and the remaining 50% on October 12, 2005. The options may be forfeited if the beneficiary leaves the Group.

As the average price for the period is below the exercise price in 2002 and 2001 respectively, the stock option do not have any dilutive effect on the earning per share of the Group as of December 31, 2002 and 2001.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The Group may issue 25,577,200 basic shares (weighted average number) in connection with the convertible/exchangeable bonds (note 21) and a maximum of 4,000,000 shares in connection with the promissory notes due to Carlton.

After consideration of the weighted average number of potential ordinary shares over the period (26,934,016) and the restatement of financial charges net of tax (€ 20 million) associated with these two financial instruments and based on 2002 interest on the promissory notes, there is a negative dilutive effect of € 0.06 on the earnings per share for the year ended December 31, 2002.

Minority interests

As of December 31, 2002 minority interests (€ 38 million including net result) consist mainly of the 50% equity investment in ATLINKS (€ 36 million) held by shareholders other than the Group (at December 31, 2001 minority interests also included the 33,33% held by Philips in the Broadcast activity purchased in 2001).

Cumulative translation adjustment

This item represents exchange differences arising from the translation of foreign subsidiaries’ financial statements.

Revaluation reserve

This item represents the Thomson group’s share in the revaluation of certain tangible fixed assets.

18. RESERVES FOR RETIREMENT BENEFITS

	2000	2001	2002
	(€ in millions)
Group pension plan(1)	232	273	297
Group post-retirement benefit(2)	333	359	325
Group termination benefit(3)	68	77	83

Total reserves for retirement benefit	633	709	705

Current portion included in “Other creditors and accrued liabilities”(4)
• Pension plan	15	—	—
• Post-retirement benefit	13	16	—

(1)	The majority of this amount is related to the pension plan in Germany. In 2001, the increase is mainly due to pension plans of the new affiliates Technicolor and BTS. In 2002, the increase is mainly due to the short-term portion (€ 19 million) of the liability, which is now classified under reserve.
(2)	In 2002, the decrease is mainly due to the decrease of the U.S. dollar translated to euro.
(3)	As of December 2002, mainly relates to France (€ 41 million) and Italy ( € 34 million) (c) and d) below).
(4)	As of December 2002, the short-term portion of pension and postretirement benefit (€ 37 million) is classified in the reserve for retirement benefit. Prior years (€ 28 million and € 16 million, respectively, as of December 31, 2000 and 2001) have not been restated.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

a) Main pension plans

In some countries, Thomson pays contributions to governmental entities bearing the costs of retirement benefits. Such contributions are charged to expense as incurred. In other countries, mainly in Germany and in the United States, Thomson provides defined benefits to employees upon their retirement.

•	In Germany, employees have a pension plan granted by Thomson. This non-funded plan is fully managed by Thomson.

	2000	2001	2002
	(€ in millions)
Actuarial pension obligation	242	253	264
Unrecognized obligation(1)	(21)	(20)	(34)

Pension reserves recognized	221	233	230
Pension charges	(15)	(16)	(17)
Benefit paid	(16)	(16)	(16)
Discount rate	6%	6%	5.5%
Long-term rate of compensation	2%	2%	2%

(1)	The unrecognized obligation corresponds to changes in actuarial assumptions that are deferred for the portion exceeding 10% of the actuarial pension obligation of each relevant entity. In 2002, the unrecognized obligation exceeds the 10% threshold. Consequently, the unrecognized loss or gain will have to be amortized starting in 2003 and will increase the pension cost by approximately € 1 million.

•	In the United States, the employees of Thomson, Inc. are covered under a defined benefit pension plan. The plan is funded by a trust fund maintained by Thomson, Inc. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement. The related accrued pension cost is reflected under “Accrued employee expenses”. Technicolor operates a defined benefit pension plan (the “Technicolor Plan”) that covers substantially all employees that are not covered by collective bargaining agreements.

The actuarial present value of the benefit obligation is as follows:

	2000	2001	2002
	(€ in millions)
Projected benefit obligation	268	347	301
Fair value of plan assets	290	287	187

Funded (unfunded) status	22	(60)	(114)

Unrecognized prior service costs	(2)	(1)	0
Unrecognized (gain) loss(1)	(47)	14	63

Accrued pension cost	(27)	(47)	(51)

(1)	In 2002, the unrecognized obligation exceeds the 10% threshold. Consequently, the unrecognized loss or gain will have to be amortized starting in 2003 and will increase the pension cost by approximately $ 2.8 million (€ 2.9 million converted at December 31, 2002 average rate).

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The net periodic costs are as follows:

	2000	2001*	2002
	(€ in millions)
Service cost	19	24	19
Interest cost	21	27	23
Return on plan assets:
Expected	(26)	(30)	(22)
Amortization of prior service costs and actuarial (gain)/loss	(4)	(2)	(1)

Net periodic pension costs	10	19	19

Discount rate	8.25%	7.5%	6.75%
Long term rate of compensation	4%	4%	4% – 5%
Long term rate of return on plan assets	9.25%	9.25%	9.25%**

*	2001 restated, including Technicolor and affiliates.
**	Based on recent investment returns the company will use an Expected Return On Assets (EROA) of 7.5% for 2003.

b) US post-retirement employee benefits (FAS 106)

Thomson Inc. and its subsidiaries provide health care coverage during retirement to employees who meet seniority and age conditions.

The analysis of changes in the accrued post-retirement employee benefit obligation is as follows (including Technicolor since 2001 and the other affiliates of Thomson, Inc.):

	2000	2001*	2002
	(€ in millions)
As of the beginning of the year	294	331	359
Allowances	26	26	42
Payments	(12)	(18)	(22)
Other movements(1)	23	20	(57)

As of the end of the year	331	359	322

(1)	Other movements include translation adjustments.
*	2001 restated, including Technicolor and affiliates.

The unrecognized post-retirement benefit obligation is as follows:

	2000	2001*	2002
	(€ in millions)
Unrecognized prior service costs	4	5	3
Losses (gains) remaining to be amortized(1)	(66)	59	85

Total unrecognized post-retirement benefit obligations	(62)	64	88

(1)	Because of the increase of the unrecognized loss to amortize, the 2003 amortization will increase the cost by approximately $ 3 million (€ 3.2 million converted at December 31, 2002 average rate).
*	2001 restated, including Technicolor and U.S. affiliates.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The net post-retirement benefit expense for the year is as follows:

	2000	2001*	2002
	(€ in millions)
Service cost	6	6	7
Interest cost	20	24	31
Amortization of unrecognized prior service costs	4	1	1
Amortization of unrecognized gain (loss) following changes in acturial hypotheses	(5)	(7)	1

Net post-retirement benefit expense	25	24	40

Discount rate	8.25%	7.75%	7.0%
Long term rate of compensation	4.0%	4.0%	4.0%
Assumed health care cost trend rate(1)	5.5%	9.0%	8.5%

(1)	The assumed rate declines to 4% in 2004 subject to revision.
*	2001 restated, including Technicolor and affiliates.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated post-retirement benefit obligation as of September 30, 2002 by approximately USD 12 million (€ 11 million translated at 2002 closing rate). It would also increase the aggregate of the service and interest cost components of the 2002 post-retirement benefit expense by approximately USD 5 million (€ 5 million translated at 2002 closing rate).

c) Contractual retirement indemnities

In certain countries, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his/her years of service.

	2000	2001	2002
	(€ in millions)
Reserves for contractual retirement indemnities for French companies	27	36	41

Discount rate without inflation	3.5%	3.5%	3.5%
Rate of inflation	2%	2%	2%

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

d) Termination indemnities

In Italy, according to local regulations, Thomson accrues indemnities for all employees until they leave Thomson (retirement, lay-off or termination of contract). This indemnity is increased each year based on each employee’s seniority and an inflation factor.

The related accrued termination indemnity of Italian subsidiaries amounts to € 34 million, € 39 million and € 41 million as of December 31, 2002, 2001 and 2000 respectively.

19. RESTRUCTURING RESERVES

	2000	2001	2002
	(€ in millions)
Reserves at the beginning of the period	156	179	183

Current year expense(1)	138	187	151
Release of provision(1)	(33)	(80)	(10)
Usage during the period	(75)	(139)	(175)
Change in perimeter(2)	(2)	93	34
Currency translation adjustment and other movements(3)	(5)	(57)	(56)

Reserves at the end of the period	179	183	127

(1)	See note 6.
(2)	As of December 31, 2001, the change in perimeter is due to the purchase accounting impacts of Technicolor (€ 71 million) and BTS (€ 22 million). As of December 31, 2002, the change in perimeter is due to the purchase accounting impacts of PDSC (€ 31 million), Grass Valley (€ 27 million), BTS (€ 10 million), ADSL (€ 6 million) and Grundig (€ 1 million) together with a reversal for € -41 million on Technicolor.
(3)	As of December 31, 2002 includes mainly currency translation adjustments and write-down of assets. As of December 31, 2002 currency translation adjustments amount to € -13 million (€ 3 million in 2001 and € 2 million in 2000). As of January 1, 2002 and according to the new French regulation 00-06 relating to the accounting for liabilities, all write-downs are re-classified against assets prior to disposals. The impact of this reclassification for year ended December 31, 2002 amounts to € -46 million. If applied to years ended December 31, 2001 and 2000 the restructuring reserve would have been decreased by € -46 million and € -28 million. For year 2002 the above mentioned € -46 million re-classification is broken down as follows: € -38 million for write-down of fixed assets (note 9) and € -8 million for write-down of inventories (note 12).

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

20. OTHER RESERVES

	Warranty	Losses on subsidiaries(1)	Others(2)	Total
	(€ in millions)
As of January 1, 2000	114	21	90	225

Current year expense	193	1	86	280
Release of provision	(3)	(2)	(16)	(21)
Usage during the period	(186)	—	(24)	(210)
Currency translation adjustments and others	9	(8)	2	3

As of December 31, 2000	127	12	138	277

Current year expense	178	38	62	278
Release of provision	(12)	—	(58)	(70)
Usage during the period	(191)	(3)	(69)	(263)
Currency translation adjustments and others	11	5	8	24

As of December 31, 2001	113	52	81	246

Current year expense	167	8	44	219
Release of provision	(17)	(1)	(21)	(39)
Usage during the period	(165)	(3)	(42)	(210)
Currency translation adjustments and others	(6)	(5)	11	—

As of December 31, 2002	92	51	73	216

(1)	Mainly includes the losses in excess of the Group investments in unconsolidated companies.
(2)	As of December 31, 2002, other reserves include mainly accruals for litigation risks for € 20 million (€ 50 million as of December 31, 2001) and contract risks for € 13 million (€ 3 million as of December 31, 2001).

21. FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a) Analysis by nature

	2000	2001	2002
	(€ in millions)
Debt due to financial institutions	227	255	204
Convertible/exchangeable bond (October 2000)(1)	812	812	782
Convertible/exchangeable bond (March 2002)	—	—	600
Bank overdrafts	19	7	19
Other financial debt	85	57	44
Accrued interest including premium(2)	—	—	45

Total	1,143	1,131	1,694

(1)	413,000 bonds were repurchased and cancelled during 2002 for an aggregate amount of € 28 million decreasing the nominal debt by € 30 million.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(2)	As of December 31, 2002 accrued interests have been classified as part of the financial debt caption. Accrued interest are broken down into (i) € 32 million for the premium due at maturity on the October 2000 convertible bond which is recorded as a financial expense over the bond duration and (ii) € 13 million of interest. For 2000 and 2001 accrued interests have not been restated and were recorded in “Other creditors and accrued liabilities” in the amount of € 13 million and € 27 million (of which € 8 million and € 14 million, respectively for the premium and € 5 million and € 13 million, respectively for interest). The increase of interest payable is due to the premium due at maturity on the October 2000 convertible bond which is accrued for in “financial interest” over the bond duration. Interest on “debt related to Technicolor acquisition” (note 23) is included in the total “debt related to Technicolor acquisition”.

Convertible bonds

•	In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of € 72.67 each, due in 2006 for an aggregate amount of € 812,115,228. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become repayable at a price of € 79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price. The annual effective interest rate is 2.75%.

Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of € 3.75 par value each, at a ratio of one share for each bond, subject to adjustment upon occurrence of certain events. The bonds are redeemable at Thomson’s option at any time on or after January 1, 2004 in whole but not in part, at a price enabling the bondholder to receive a gross redemption yield equal to the gross redemption yield that would have been received at final maturity, which is 2.75% if the share price is greater than 120% of the bond redemption price for 20 consecutive days. Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled. The costs related to the convertible bond offering (€ 18 million) are amortized over the bond duration. In June 2002, Thomson repurchased 413,000 bonds at an average price of € 67.495. The repurchased bonds were cancelled. The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

•	On March 12, 2002 Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of € 40.50 each, for an aggregate amount of € 600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment to be made on January 1, 2003. The bonds will mature and become repayable at a price of € 40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

The bonds are redeemable at Thomson’s option at any time on or after November 1, 2003 at a price enabling the bondholder to receive the nominal value plus 1% interest for the period between the last interest payment date and the redemption if the share price is greater than 120% of the nominal price for 10 consecutive days within the 20 days before the announcement of the reimbursement. Bondholders have the option from March 12, 2002 and until 7 days preceding the reimbursement date to convert one bond against one Thomson share (existing or new shares). Bondholders who do not exercise the conversion option before 7 days preceding the reimbursement date will receive the nominal amount plus interest as mentioned above. If at any time the remaining bonds outstanding represent less than 10% of total bonds initially issued, the group may also redeem at nominal value plus interest all the remaining bonds.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Bondholders also have the option of early redemption on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004.

Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled.

The costs related to the convertible bond offering (€ 12.3 million) are amortized over the bond duration.

(b) Annual maturity

Due within:	2000	2001	2002
	(€ in millions)
2003	298	293	262

2004	19	7	6
2005	3	9	1
2006	1	1	818
2007	1	813	7
Thereafter	821	8	600	*

Total long-term	845	838	1,432

Total	1,143	1,131	1,694

*	The convertible bonds issued on March 5, 2002 are subject to an early redemption provision at the option of bondholders exercisable on January 1, 2005 .

(c) Analysis by currency

	2000	2001	2002
	(€ in millions)
Euro	956	966	1,557
U.S. dollar	68	47	18
Others	119	118	119

Total debt	1,143	1,131	1,694

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(d) Analysis by interest rate

	2000	2001	2002
	(€ in millions)
Variable rate (LIBOR 1 month)	7	7	6
Variable rate (EURIBOR 3 months)	3	—	—
Fixed rates	835	831	1,426

Total Long-term debt	845	838	1,432

Interest rates on all short-term debt denominated in foreign currencies are based on LIBOR (London Interbank Offered Rate) or EURIBOR (Euro Interbank Offered Rate).

(e) Unused credit lines

	2000	2001	2002
	(€ in millions)
Committed credit lines	376	1,285	1,192
of which used	—	—	—
Uncommitted credit lines	1,246	1,234	1,331
of which used for debt	183	116	105

Sales receivable agreements in North America	242	255	286
of which used	—	—	—
Sales receivable agreements in France and Germany	152	152	—
of which used	—	—	—

On December 12, 2001 Thomson closed a € 1.2 billion committed credit facility with a consortium of banks. The facility consists of three portions of € 400 million, each with 364 day, 3 year and 5 year maturities. Simultaneously to the closing, Thomson cancelled an unused existing USD 350 million credit facility that would have otherwise matured in June 2002. On December 11, 2002 Thomson renewed the first portion of the € 1.2 billion committed facility for an additional 364 days in the amount of € 392 million.

Thomson has no financing agreements with rating triggers. Three of Thomson’s financing agreements have identical covenants pertaining to Thomson’s consolidated financial situation. These financings are a Mexican synthetic lease, and a Polish synthetic lease of which € 227 million (including € 6 million accounted for as a capital lease) and € 132 million respectively are covered by the covenants (see note 25 for more information about these leases) and Thomson’s € 1.192 billion syndicated credit facility. The financial covenants are that Thomson on a consolidated basis maintains a ratio of balance sheet net debt to net equity worth of at least 0.7 and that it maintains a ratio of EBIT (earning before interest and tax) to net interest expense of at least 5. At December 31, 2002, Thomson fully respects those ratios.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

22. OTHER CREDITORS AND ACCRUED LIABILITIES

	2000	2001	2002
	(€ in millions)
Taxes payables	314	265	221
Deferred tax	29	25	23
Royalties	72	116	223
Fixed assets acquisition balance	48	41	95
Thomson multimedia Polska—Deferred Income	—	85	85
Other(1)	377	567	423

Total	840	1,099	1,070

(1)	Since December 2001, sales deduction and price protection are deducted from trade accounts receivable gross (note 13). December 31, 2000 has not been restated in the amount of € 97 million.

In 2002 the accruals related to consideration given by a vendor to a customer are deducted from trade accounts receivable gross (note 13). December 31, 2001 and 2000 have not been restated and amounted to € 38 million and € 50 million respectively. In 2000 and 2001, this line also includes (i) the short-term portion of pension and postretirement benefit (note 18) for an amount of € 28 million and € 16 million, respectively, and (ii) accrued interests on OCEANE 2000 (note 21) for an amount of € 5 million and € 13 million, respectively.

23. DEBT RELATED TO TECHNICOLOR ACQUISITION

The promissory notes due to Carlton for the acquisition of Technicolor totaled USD 481 million and USD 622 million, including accrued interest, as of December 31, 2002 and 2001 respectively, equivalent to € 459 million and € 705 million respectively at the December 31, 2002 and 2001 exchange rates. Accrued interest amounted to € 29 million and € 25 million as of December 31, 2002 and 2001 respectively. According to the agreement signed with Carlton, these notes are repayable over four years in four equal installments plus interest, on the first, second, third and fourth anniversaries of the March 16, 2001 closing. Thomson may elect to pay up to half of the notes in Thomson shares. In case of issuance above 4 million of shares, the authorization of the General Assembly of Shareholders is required.

On March 16, 2002 an amount of € 178 million (USD 156 million) was paid in cash on the maturity date of the first instalment of the promissory notes consisting of € 171 million (USD 150 million) for the nominal value of the first promissory note maturity and € 7 million for the related interest. The reduction in the euro amount of the promissory notes is also due to the USD variation from December 31, 2001 to December 31, 2002.

The remaining promissory note interest rates are based on 6 month Libor plus a margin of 0.15%-0.75% depending on the maturity (for the two first interest rate fixings the rate was based on 3 month Libor).

The latest applicable quotation for 6 month Libor dated September 14, 2002 was 1.82688% (respectively 1.97688% to 2.57688% including margin). On March 13, 2002 the rate was 2.24625% (respectively 2.396254% to 2.99625% including margin). The next quotation will be on March 12, 2003.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

24. STATEMENT OF CASH FLOWS

Acquisition of companies and related assets are broken down as follows (converted at the historical exchange rate of the payment):

	2000	2001	2002
	(€ in millions)
Technicolor(1)	—	(826)	(215)
BTS	—	(98)	(65)
Grass Valley	—	—	(196)
Panasonic Disc Service Corporation	—	—	(446)
Canal+ Technologies(2)	(49)	—	(90)
Other	(109)	(254)	(289)

Acquisition of investment	(158)	(1,178)	(1,301)

—Cash position of companies acquired	—	156	28

Acquisition of investment, net	(158)	(1,022)	(1,273)

(1)	Technicolor acquisition as of March 16, 2001 is analyzed as follows in U.S. dollars:

Cost of shares acquired	1,294
Technicolor debt assumed	750
Less (ORA) redeemable bonds	(694)
Less promissory notes	(600)

• Net cash disbursed	750

Other costs	3

Net cash disbursed on March 16, 2001	753	(a) corresponding to 826 M € at hostrical cost

Less Technicolor consolidated cash balance	(143	)(b)

• Net cash flow on this investment	610	(a)+(b)

Corresponding to euro (in millions using several historical rates)	670

Consideration paid for Technicolor in 2002 corresponds to the payment of the USD 150 million first installment of the promissory note (note 23) due to Carlton and the USD 41.5 million purchase price adjustment corresponding to the post-closing adjustment as defined in the contract concerning excess cash and working capital (note 2).

(2)	Thomson signed a share purchase agreement on September 24, 2002 to acquire 89% of Canal+ Technologies from the Canal+ Group for a gross amount of € 190 million, including existing cash and cash equivalents in Canal+ Technologies and subject to post-closing adjustments. Canal+ Technologies is a leading worldwide provider of conditional access and middleware technology solutions, marketed under the brand names of MediaGuard® and MediaHighway® to digital TV operators. The € 90 million cash payment is an advance paid to the seller before the closing. In the balance sheet the advance is recorded in “Loans and other non current assets”.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

25. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

(In accordance with the “Commission des Opérations de Bourse” recommendation issued in February 2002)

The two tables presented below provide information regarding contractual obligations and commercial commitments as of December 31, 2002 for which we are obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options Thomson held since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note 25, in accordance with French GAAP.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Contractual Obligations

			Amount of Commitments expiring per period
	2001 Total	2002 Total	Less than 1 year	> 1 and = <5 years	After 5 years
	(€ in millions)
Financial debt(1)	1,158	1,694	262	832	600
Debt related to Technicolor acquisition(1)	705	459	153	306	—
Unconditional Future Payments
Capital leases(2)	11	11	4	1	6
Operating leases(3)	549	588	119	313	156

Unconditional purchase obligations:
—Financial investments(4)	62	322	259	61	2
—Property, plant & equipment	4	47	46	—	1

Total	66	369	305	61	3

Other long-term obligations(5)	130	108	54	54	—
Contingent Future Payments
Guarantees given	108	2	1	1	—

Other conditional obligations	198	—	—	—	—

(1)	Financial debt (note 21) and debt related to Technicolor acquisition (note 23) are reported for their principal amounts and accrued interest as of December 31, 2002. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.
(2)	Capital leases relate mainly to building and equipment leases.
(3)	Operating leases are described below in (a) of this note.
(4)	Unconditional purchase obligations to buy financial investments are as follows:
-	Thomson has an obligation to purchase from Alcatel its 50% interest in the ATLINKS joint venture. Agreement was reached in January 2003 involving a cash payment by Thomson of € 68 million in return for inter alia the 50% stake;
-	Thomson has commitments to make payments to customers in its Digital Media Solutions Division through June 2004 for a total amount of € 143 million;
-	In 2002 Thomson reached an agreement to purchase from Canal+ Group its 89% interest in Canal+ Technologies for an amount of € 190 million in 2003, of which a € 90 million advance was paid in 2002. As of December 31, 2002 the remaining commitment amounts to € 100 million of which a further amount of € 80 million was paid in 2003 and the balance of € 20 million will be paid subject to certain post-closing adjustment.
(5)	Other long-term obligations relate mainly to information technology service agreements and general sponsoring agreements entered into in the United States.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Commercial Commitments

			Amount of Commitments expiring per period
	2001 Total	2002 Total	Less than 1 year	> 1 and = <5 years	After 5 years
				(€ in millions)
Unconditional Future Payments
Royalties(1)	100	60	14	46	—

Contingent Future Payments

Guarantees given(2):
—to suppliers	24	1	1	—	—
—for legal court proceedings and custom duties	30	52	11	7	34
—other	15	49	42	7	—

Total	69	102	54	14	34

Commercial purchase obligation(3)	—	235	140	87	8
Standby letters of credit(4)	101	82	80	2	—
Other commercial commitments	—	18	10	7	1

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(2)	Guarantees given for legal court proceedings secure the future payment we would be obliged to make in case of unfavorable determination of the proceeding. For information regarding contingencies related to legal proceedings and environmental matters please refer to note 28. Other guarantees given relate mainly to guarantees given to our customers.
(3)	Commercial purchase obligations include mainly commitments to buy advertising space in the cinema industry.
(4)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above as well as options. These commitments, as well as options, are disclosed in the following table for their related cash inflow and outflow amounts.

	2001	2002
	(€ in millions)
Currency swaps	1,308	1,609
Forward exchange contracts	649	957
Interest rate swaps	3	95
Foreign exchange options	28	16

Total commitments given	1,988	2,677

Currency swaps	1,300	1,680
Forward exchange contracts	650	988
Interest rate swaps	3	95
Foreign exchange options	27	16

Total commitments received	1,980	2,779

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In addition to the commitments mentioned above, the Group has unrecognized retirement benefit obligations amounting to € 193 million, € 121 million and € 55 million as of December 31, 2002, 2001 and 2000. These concern Germany for € 34 million, the United States for € 151 million and France for € 8 million, and are discussed in note 18.

Guarantees and commitments received amount to € 23 million, € 35 million, and € 55 million as of December 31, 2002, 2001 and 2000.

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to € 588 million as of December 31, 2002 and are detailed below (€ in millions):

2003	119
2004	104
2005	93
2006	72
2007	44
Thereafter	156

Total	588

The significant operating leases are described thereafter:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

In addition two leases contracted were related to industrial plants:

In 2000, the Group entered into a lease agreement for the equipment and building of a new television tube manufacturing facility located in Mexico. The manufacturing facility is owned by a special purpose entity (SPE) in which Thomson has no interest. The lease is an operating lease with a term of seven years. During the lease term and at the end of the term the Group has the option to purchase the facility for a purchase price equal to the expected fair market value which is the original purchase price less amortization (this price changes over time). At the end of the lease term if the purchase option is not exercised the Group has the option to either renew the lease or return the facility to the lessor and arrange for the facility to be sold to a third party.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

If the Group elected not to acquire the equipment at the end of the lease its production capacity would be substantially decreased and if the Group needed to maintain the same capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

Future minimum lease payments under this operating lease at December 31, 2002 are as follows (€ in millions):

2003	15
2004	16
2005	16
2006	16
2007 and after	4

Total	67

In 2001, Thomson Polish subsidiary (the “Subsidiary”) entered into a transaction with a special purpose entity (the “SPE”) whereby it transferred ownership title of tube manufacturing equipment to the SPE; the Subsidiary received an amount of € 138 million corresponding to the fair value of the equipment at transfer date (the “Original Fair Value”). For a 5 year period (the “Period”) the Subsidiary will continue to use the equipment and pay an amount corresponding to approximately 22% of the Fair value which will be recorded as rental expense; at the end of the Period the Subsidiary will have two options: (1) either repay an amount corresponding to the Original Fair Value in which case the rights and legal title to the equipment will be retransferred to the Subsidiary or (2) remarket for the owner the equipment in which case the SPE will receive the proceeds and the Subsidiary will pay an amount corresponding to the difference between the proceeds and the Original Fair Value, such amount not exceeding 87% of the Original Fair Value (the “Guarantee”). The Group has not yet decided which option it will elect. The difference between the Original Fair Value and the Book Value of the equipment is deferred until the Guarantee is released. If the Subsidiary were to reincorporate the asset in its balance sheet, the deferred amount would be applied against the amount paid to the SPE and the asset would therefore be restated at its original cost. The pro forma effect in 2002 of this restatement would have been the following: per annum depreciation expense (€16.5 million) would replace a rental expense (of approximately €6.7 million) and interest expense would increase by approximately € 4.9 million.

If the Group elects not to acquire the equipment at the end of the lease, its production capacity will be significantly reduced. If the Group requires the same production capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

In addition to the future minimum lease payments included above these leases provide for residual value guarantees in the event of market value declines, which may be due upon termination of the leases. As of December 31, 2002 the Group’s maximum contingent liabilities with respect to these residual value guarantees are € 120 million related to its lease in Poland and € 189 million related to its lease in Mexico.

The two SPE’s referred to above do not require consolidation under § 10052 of Regulation N°99-02 of the “Comité de la réglementation comptable” solely because the Group has no interest in these SPE’s; as of December 31, 2002 the main effect of their consolidation would be to increase property plant and equipment by € 53 million for Thomson multimedia Polska sp.zo.o and € 230 million for Thomson Displays Mexicana, S.A. de C.V., debts by € 132 million for Thomson multimedia Polska sp.zo.o and € 221 million for Thomson Displays Mexicana, S.A. de C.V. and to decrease deferred gain by € 85 million for Thomson multimedia Polska sp.zo.o.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(b) Other commitments

Thomson has restricted cash deposits totalling € 89 million, € 177.5 million and € 35 million at December 31, 2002, 2001 and 2000 respectively.

At December 31, 2002 these deposits consisted principally of a deposit by TCE Television Taiwan in the amount of € 80 million guaranteeing a loan to Thomson in the same amount.

26. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

As indicated in note 1 (d), the Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business.

(a) Foreign currency exposure

Given the international nature of its business, the Group generates significant cash flows in foreign currencies.

The Group primarily uses currency forward contracts or currency options to manage this exposure.

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2002, 2001 and 2000 is shown in the table below:

	2000	2001	2002
	(€ in millions)
Forward exchange contracts:
Euro	768	1,468	2,199
Canadian dollar	—	49	—
Pound sterling	—	20	45
Japanese yen	150	80	55
Mexican peso	—	20	52
Singapore dollar	44	36	20
U.S. dollar	426	273	156
Polish zloty	—	—	110
Other currencies	7	4	31

Total forward purchases	1,395	1,950	2,668

Euro	(370)	(285)	(295)
Canadian dollar	(45)	(83)	(46)
Pound sterling	(127)	(142)	(183)
Hong Kong dollar	(21)	—	—
Japanese yen	(100)	(41)	(78)
Thai baht	(2)	—	—
U.S. dollar	(633)	(1,276)	(1,880)
Other currencies	(78)	(132)	(84)

Total forward sales	(1,376)	(1,959)	(2,566)

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	2000	2001	2002
	(€ in millions)
Currency options contracts purchased:
Put Euro/Call Japanese yen	5	—	—
Put Euro/Call U.S. dollar	104	—	—
Put U.S. dollar/Call Japanese yen	9	—	16
Put Canadian dollar/Call U.S. dollar	50	28	—

Total	168	28	16

Currency options contracts sold:
Call Euro/Put U.S. dollar	104	—	—

Total	104	—	—

Deferred hedging gains (losses) related to anticipated transactions	(6.7)	(1.3)	6.3

(b) Financial policy and interest rate exposure

The main instruments used by the Group to manage interest rate risks are interest rate swaps, forward rate agreements and interest rate caps.

The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total
	(€ in millions)
Cash and cash equivalents—floating rate	1,463	—	—	—	—	—	1,463
Financial debt:
Floating rate	262	—	—	—	6	—	268
Fixed rate	—	6	1	817	1	601	1,426
Interest rate swaps, from floating to fixed(1)	—	95	—	—	—	—	95
Interest rate swaps, from fixed to floating(1)	—	—	—	—	—	—	—

(1)	U.S. dollar/euro = 0.953562
	December 31, 2001
	2002	2003	2004	2005	2006	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	1,532	—	—	—	—	—	1,532
Financial debt
Floating rate	293	—	—	—	—	7	300
Fixed rate	—	7	9	1	812	2	831
Interest rate swaps, from floating to fixed(2)	—	—	—	—	—	—	—
Interest rate swaps, from fixed to floating(2)	3	—	—	—	—	—	3

(2)	U.S. dollar/euro = 1.134687

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	December 31, 2000
	2001	2002	2003	2004	2005	There- after	Total
	(€ in millions)
Cash and cash equivalents—floating rate	1,772	—	—	—	—	—	1,772
Financial debt:
Floating rate	298	—	3	—	—	7	308
Fixed rate	—	19	—	1	1	814	835
Interest rate swaps, from floating to fixed(3)	54	—	—	—	—	—	54
Interest rate swaps, from fixed to floating(3)	8	3	—	—	—	—	11

(3)	U.S. dollar/euro = 1.074691

The table below gives the amount of interest related to interest rate swaps at December 31, contracted by the Group:

	2000	2001	2002
	(€ in millions)
Interest received:
Fixed rate	8	1	—
Floating rate	15	7	—
Interest paid:
Fixed rate	(14)	(7)	—
Floating rate	(8)	—	—

Net interest	1	1	—

In 2002 the Group entered into an interest rate swap transaction and purchased an interest rate cap.

Under the interest rate swap, Thomson receives 3 month USD Libor and pays 12 month USD Libor in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. This interest rate swap is accounted for in accordance with French GAAP: it is marked-to-market and in case of loss a provision is taken. In 2002 Thomson booked a loss of € 1 million on this swap.

The interest rate cap that Thomson bought in 2002 provides that until 2005 Thomson will receive the difference between 3 month USD Libor and the cap rate on a nominal amount of USD 50 million if 3 month USD Libor is above the cap rate and less than the knock-out rate. This cap is accounted for in the same way as the interest rate swap. Thomson booked in 2002 a loss of € 0.3 million on this cap.

Because of the significant interest rate differential rate between the USD and the euro the Group had in 2002 significant gains on currency swaps used to convert euro borrowed by Corporate Treasury to U.S. dollars which treasury lends to our U.S. affiliates.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The table below summarizes the average interest rate on the Group’s consolidated debt taking into account interest rate hedging operations and currency swaps:

	2000	2001	2002
Average interest rate on borrowings	4.60%	3.26%	2.42%
Effective interest rate after interest rate hedging	4.49%	3.23%	2.49%
Effective interest rate after currency swaps and interest rate hedging	5.38%	2.87%	1.34%

The effective weighted average interest rate in 2002 on the Group’s consolidated deposits was 2.25% (4.07% in 2001).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is shown in the following table. For the purposes of this table the interest rate hedging operations executed in 2002 are not taken into account because these hedging operations only fix the interest rate on the debt if market interest rates are above the cap rates which is not currently the case.

	2000	2001	2002
Average debt (€ in millions)	583	1,148	1,586
Percentage at floating rate	63%	28%	17%

The Group ’s average deposits in 2002 amounted to € 1,354 million, 100% at floating rate. A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately € 11 million.

(c) Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The table below gives the percentage of outstanding foreign exchange operations by counterpart credit rating:

	2000	2001	2002
Foreign Exchange Forwards:
Counterparty’s rating (according to Standard & Poors)
A-1+	61.9%	66.4%	87.8%
A-1	23.6%	24.7%	12.2%
A-2	14.5%	8.9%	0%

	100.0%	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions. An amount of €388 million was invested in mutual funds at end of December 2002.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The table below gives the percentage of outstanding cash deposits by counterpart credit rating:

	2000	2001	2002
Cash deposit:
Counterparty’s rating (according to Standard & Poors)
A-1+	28.5%	38.6%	80.2%
A-1	64.9%	57.4%	11.9%
A-2	1.5%	0.7%	6.0%
A-3	—%	0.4%	0.4%
B	3.5%	0.5%	1.0%
BB+	—%	0.4%	0.1%
Non rated financial institutions	1.6%	2.0%	0.4%

	100.0%	100.0%	100.0%

Accordingly the Group does not believe that there is a significant risk of non-performance by a major counterpart of the Thomson group.

(d) Fair value of financial instruments

The fair value of interest rate swap contracts is calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value calculated by the banks was used.

The fair value of forward exchange contracts is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount.

The fair value of currency options is calculated using standard option pricing software and verified with the banks.

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash, bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities.

The fair value of long-term debt is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangement.

The fair value of listed investment securities is calculated using their last known market price at year-end.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	2000		2001		2002
	Net book value	Fair Market value	Net book value	Fair Market value	Net book value	Fair Market value
	(€ in millions)
Balance sheet:
Liabilities: Long-term debt	33	33	26	26	17	16
Convertible bonds	812	826	812	776	1,414	1,326
Assets(1):	106	643	63	288	5	5

Off-balance sheet:
Interest rate instruments
Interest rate swaps	—	1	—	—	(1)	(1)
Foreign exchange instruments
Forward contracts	—	9	—	(1)	20	26
Currency option contracts	—	(7)	—	—	—	—
Equity instruments
Collars	—	15	—	47	—	—

Metal hedging instruments
Metal forward purchase contracts	—	—	—	—	—	(1)

(1)	2001: mainly comprising Gemstar (net book value € 31 million and market value € 258 million) and M.I.H (net book value €23 million and market value € 21 million).

27. INFORMATION ON EMPLOYEES

The breakdown of the number of employees in companies in the list of consolidated subsidiaries is as follows:

	2000	2001	2002
Europe(1)	14,773	16,594	17,464
North America	6,745	12,119	14,405
Asia(2)	20,494	20,024	20,268
Other countries(3)	18,397	13,097	12,967

Number of employees in consolidated subsidiaries	60,409	61,834	65,104
Number of employees in equity companies	775	1,028	383

Total employees	61,184	62,862	65,487

(1) Of which Poland	5,555	5,517	5,256
(2) Of which China	17,090	17,232	17,195
(3) Of which Mexico	17,454	12,343	11,974
Salary costs (€ in millions)	1,287	1,690	1,841

Compensation of Directors and Principal Executive Officers:

Director’s fees were voted by shareholders’ meeting on November 10, 2000. The amount paid in 2002 is € 197 thousand. The aggregate amount of compensation paid by the Group to its principal executive and directors (21 persons and 19 persons in 2002 and 2001 respectively) amounted to €7.6 million in 2002 (€ 6.4 million in 2001).

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

28. CONTINGENCIES

Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

U.S. customs

In January 1998, a grand jury investigation was initiated by the U.S. Attorney’s Office in Baltimore, Maryland. This investigation was conducted by the U.S. Department of Justice relating to the transfer pricing used in the importation of picture tubes by Thomson, Inc. from an Italian subsidiary of the Group between 1993 and June 1998. In October 2002, the U.S. government informed the Company that it has declined to prosecute the grand jury case.

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated. The pre-penalty notices allege that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. According to the preliminary pre-penalty notices, these tubes had an appraised domestic value of approximately USD 419 million (€ 399 million at December 31, 2002 closing rate). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€ 405 million at December 31, 2002 closing rate). In an agreement reached with the Customs Service in January 1999, all action with respect to the pre-penalty notices was suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, and October 2002 and are now effective through January 6, 2004.

The amended pre-penalty notices estimate the loss of custom revenues at approximately USD 12.5 million (€ 11.9 million at December 2002). Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue. In addition, the Group has agreed to indemnify the five employees for the monetary penalties. To date, no charges have been filed. Based on information currently available, the Group is not in a position to estimate the liability and has not accrued for a reserve. The Group will defend itself vigorously against any allegations of wrongdoing.

In connection with the investigation being conducted by the U.S. Customs Service, the Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor SpA, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor SpA. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to € 5.6 million taxable income, resulting in (i) reversal of

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately € 2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment; it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office. Taking into account the tax-loss carry-forwards and the tax exemption system at that date, no tax or penalty is due concerning that year. Videocolor S.p.A. has decided to appeal against the decisions before the Appeal Court of Latina which confirmed in February 2003 the initial judgement but without applying penalties. The consequences remain therefore unchanged. Videocolor S.p.A. is studying possibilities provided for under a new tax amnesty law and will make a decision by May 15, 2003.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to € 9.7 million taxable income, resulting in (i) additional taxes amounting to € 5.2 million and (ii) tax penalties amounting to € 5.2 million (before interest). In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. Based on the valuation method of the Group, the Commission has considered that the tax assessment should amount to € 3.4 million and that the Group should pay an additional € 2.7 million for 1994 and € 2.5 million for penalties. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Frosinone partially confirming the tax assessment but rejecting the valuation method of exported tubes used by the Italian tax authorities.

In 2001, the Direct Taxes Local Office gave notice of an assessment with regard to 1995 resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 21, 1003 to reject almost all of the assessment of the Italian tax authorities.

On September 2002, the Direct Taxes Local Office gave notice of an assessment with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and €1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor S.p.A. has challenged before the competent tax jurisdiction of Frosinone in order to have these assessment cancelled.

Tanashin

In June 1998, Tanashin Denki Co. Ltd. filed suit in the U.S. District Court for the Eastern District of Virginia alleging infringement of four utility patents and one design patent that relate to various sub-components of audio cassette drive mechanisms purchased from third parties. The case was subsequently transferred to the U.S. District Court for the Southern District of Indiana. In October 2001, a jury trial was held and a verdict was returned in favor of Tanashin Denki in the amount of USD 10.65 million (€ 10.1 million at December 31, 2002 exchange rate). The jury also made a finding of willful infringement and the issue of damages was left to the discretion of the trial judge. In May 2002, the U.S. District Court, Southern District of Indiana entered final judgment in the action in favor of Tanashin awarding damages in the amount of USD 21.3 million plus interest and attorneys’ fees. On June 10, 2002, Thomson, Inc. entered into a settlement and license agreement with Tanashin Denki, Co. Ltd. related to cassette deck patents. The agreement results in the dismissal of Tanashin’s lawsuit.

Superguide Corporation

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DirecTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DirecTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DirecTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. were added as third-party defendants. Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims have been transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar-TV Guide International Inc., Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. The parties are currently engaged in extensive discovery with respect to all claims pending.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson, Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson, Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson, Inc. understands that all of the other defendants have settled prior to trial and does not believe it owes Parental Guide any further license payments. On January 17, 2003, Thomson, Inc. filed a Complaint for Declaratory Judgment against Parental Guide in the U.S. District Court for the Southern District of Indiana seeking a ruling that Thomson, Inc. owes no additional payments to Parental Guide pursuant to the Release and License Agreement. On February 7, 2003, Parental Guide served Thomson, Inc. with a complaint filed in the U.S. District Court for the Eastern District of Texas alleging that Thomson, Inc. was in breach of the Release and License Agreement.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Broadcast Innovation

In November 2001, Broadcast Innovation filed suit in the U.S. District Court for the District of Colorado against Echostar Communications Corporation, Hughes Electronics Corporation, DirecTV, Inc., Thomson, Inc., Dotcast, Inc., and Pegasus Satellite Television, Inc. alleging infringement with respect to two patents; one relating to receiving data broadcast on a carrier signal (the ‘094 patent), and one relating to the control of signal distribution through the use of scrambling and unscrambling techniques (the ‘066 patent). NDS Limited, the manufacturer of the conditional access card utilized in Thomson digital satellite set-top boxes, is currently defending Thomson with regard to the ‘066 patent, subject to a reservation of rights. Thomson believes that it has meritorious defenses and is defending itself against the allegations.

Gemstar

In November 2001, Thomson, Inc., filed a demand for arbitration and a Statement of Claims with the American Arbitration Association seeking to dissolve and/or terminate the @TV Media Joint Venture with Gemstar-TV Guide International, Inc. (“Gemstar”) and recover damages for breach of contract. Gemstar counterclaimed that Thomson terminated, without good cause, a Memorandum of Terms outlining a proposed joint venture relating to the development of an electronic program guide business in Europe. In May 2002, Thomson entered into a binding memorandum of terms with Gemstar which resolved the issues in the pending arbitration. The arbitration proceeding has been terminated.

James Stalcup and Mary Gick class action

On February 15, 2002, James Stalcup and Mary Gick filed an individual and purported class action pursuant to Section 5/2-801 of the Illinois Code of Civil Procedure on behalf of U.S. consumers who acquired certain television sets manufactured by Thomson, Inc. during the period between 1998-2001. The complaint alleges a defect in certain televisions which have a “software-like integrated chip” which can cause temporary audio failure. The Group does not believe that the alleged televisions or the “ICs” which it procures from third parties are defective, and it intends to defend itself against any such allegations.

IP Innovation

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson, Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue.

On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the complaint and intends to file an answer contesting the allegations.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Environmental matters

A number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use, including the handling and disposal of wastes. Soil and groundwater contamination has occurred at some sites, including third-party disposal sites, and might occur or be discovered at other sites in the future, exposing Thomson to remediation costs and/or claims for damages to persons or property. The Group has identified certain sites at which chemical contamination has required or will require remediation or other restorative measures. Principal among these sites is a former production facility in Taoyuan, Taiwan, which Thomson owned from 1987 to 1992 when all production activities ceased and the site was sold.

In accordance with the agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities, including certain liabilities that could arise from the Taoyuan, Taiwan facility relating to environmental conditions existing prior to Thomson’s acquisition of the property.

The Group believes that the amounts budgeted and reserved will enable it to satisfy known and anticipated environmental, health and safety obligations to the extent they can be reasonably estimated and anticipated. These matters cannot be predicted with certainty, however, and the Group cannot provide any assurance that these amounts will be adequate. In addition, future developments, such as changes in environmental, health and safety laws or the discovery or development of new or existing conditions could results in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and provisions established for environmental, health and safety matters and subject to the uncertainties described in this section, the Group does not believe that environmental, health and safety compliance and remediation requirements will have a material adverse effect on the Group’s business, financial condition or results of operations.

29. SUBSEQUENT EVENTS

Following the agreement signed in 2002 for the purchase from the Canal+ Group of its 89% interest in Canal+ Technologies for a gross amount of € 190 million in 2003, of which a € 90 million advance was paid in 2002, a further amount of € 80 million was paid in 2003 and the balance of € 20 million will be paid subject to certain post-closing adjustments.

Thomson had an obligation to purchase from Alcatel its 50% interest in the ATLINKS joint venture. Agreement was reached in January 2003 involving a cash payment by Thomson of € 68 million in return for inter alia the 50% stake.

Subsequent events giving rise to material financial commitments are disclosed in note 25.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

30. LIST OF CONSOLIDATED SUBSIDIARIES

	% share held by Thomson S.A. (1) December 31
	2000	2001	2002
COMPANY—(Country)

1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)	Parent company
ATLINKS S.A.S. (France)	50.0	50.0	50.0
ATLINKS Australia Pty Ltd. (Australia)	50.0	50.0	50.0
ATLINKS Communications Canada, Inc. (Canada)	50.0	50.0	50.0
ATLINKS Espana S.A. ( Spain)	50.0	50.0	50.0
ATKINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic of China)	50.0	50.0	50.0
ATKINKS Hong Kong Ltd. (Hong Kong)	50.0	50.0	50.0
ATKINKS Mexico, S.A. de C.V. (Mexico)	50.0	50.0	50.0
ATLINKS USA, Inc. (United States)	50.0	50.0	50.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Deutsche Thomson-Brandt GmbH (Germany)	99.9	99.9	99.9
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
Homefront DSL, Inc. (United States)	—	100.0	100.0
J2T Holding GmbH (Germany)	—	—	100.0
Manufacturas Avanzadas S.A. de C.V. (Mexico)	100.0	100.0	100.0
Nextream S.A. (France)	—	75.0	75.0
Nextream France S.A. (France)	—	75.0	75.0
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0	100.0
RCA Componentes, S.A. de C.V. (Mexico)	100.0	100.0	100.0
RCA Trademark Management SA (France)	100.0	100.0	100.0
S.A. Immobilière Cesson (France)	100.0	100.0	100.0
S.A. Immobilière LE GALLO (France)	100.0	100.0	100.0
Singingfish.com, Inc. (United States)	100.0	100.0	100.0
Société Tonnerroise d’Electronique Industrielle STELI (France)	100.0	100.0	100.0
Société Française d’Investissement et d’Arbitrage Sofia (France)	100.0	100.0	100.0
TAK S.A.S. (France)	—	—	80.6
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Audio Muar Sdn Bhd (Malaysia)	100.0	100.0	100.0
Thomson Broadcast Ltd (United Kingdom)	100.0	100.0	100.0
Thomson Broadcast Systems S.A. (France)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0
Thomson Crown Wood Products Company (United States)	100.0	100.0	100.0
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Foshan Colour Picture Tube Company Ltd (People’s Republic of China)	55.0	55.0	55.0

(1)	Percentage rounded to one decimal.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson S.A.(1) December 31
	2000		2001	2002
Thomson Licensing S.A. (France)	100.0		100.0	100.0
Thomson multimedia Asia Pacific Pte Ltd. (Singapore) (former Thomson multimedia Marketing Asia Pte Ltd)	100.0		100.0	100.0
Thomson multimedia Asia Pte Ltd (Singapore)	100.0		100.0	100.0
Thomson multimedia Chile S.A. (Chile)	100.0		100.0	100.0
Thomson multimedia Czech, s.r.o (Czech Republic)	100.0		100.0	100.0
Thomson multimedia Digital France (France)	100.0		100.0	100.0
Thomson multimedia Displays & Components Singapore Pte Ltd. (Singapore) (formerly Thomson Television Singapore Pte Ltd.)	100.0		100.0	100.0
Thomson multimedia Hong Kong Ltd. (Hong Kong)	100.0		100.0	100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0		100.0	100.0
Thomson, Inc. (United States) (formerly Thomson Consumer Electronics, Inc. & Thomson multimedia, Inc.)	100.0		100.0	100.0
Thomson multimedia India Private Ltd (India)	86.0		86.0	89.0
Thomson multimedia Kulim Sdn Bhd (Malaysia)		(*)	100.0	100.0
Thomson multimedia Licensing, Inc. (United States)	100.0		100.0	100.0
Thomson multimedia Ltd (Canada) (formerly Thomson Consumer Electronics Canada, Inc).	100.0		100.0	100.0
Thomson multimedia (Dongguan) Ltd (People’s Republic of China)	100.0		100.0	100.0
Thomson multimedia Operations (Thailand) Co, Ltd (formerly Thomson Television Thailand Co Ltd)	100.0		100.0	100.0
Thomson multimedia Pensionverwaltungs GmbH (Germany)	99.9		99.9	99.9
Thomson multimedia Polska sp.zo.o.(Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0		100.0	100.0
Thomson multimedia R&D France S.N.C. (France)	100.0		100.0	100.0
Thomson multimedia Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0		100.0	100.0
Thomson multimedia Sales France (France)	100.0		100.0	100.0
Thomson multimedia Sales Germany and Austria GmbH (Germany)	99.9		99.9	99.9
Thomson multimedia Sales Germany GmbH & Co O.H.G. (Germany)	99.9		99.9	99.9
Thomson multimedia Sales International SAS (France)	—		100.0	100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0		100.0	100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0		100.0	100.0
Thomson multimedia Sales UK Ltd (United Kingdom)	100.0		100.0	100.0
Thomson multimedia Scandinavia A.B. (Sweden)	100.0		100.0	100.0
Thomson multimedia Switzerland AG (Switzerland)	100.0		100.0	100.0
Thomson multimidia do Brazil LTDA (Brazil)	100.0		100.0	100.0
Thomson OKMCO (Shenzen) Co Ltd (People’s Republic of China)	—		100.0	100.0
Thomson Plasma S.A.S. (France)	100.0		100.0	100.0

(1)	Percentage rounded to one decimal.
(*)	Thomson multimedia Kulim was accounted for under the equity method in 2000 and is fully consolidated since 2001.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson S.A.(1) December 31
	2000	2001	2002
Thomson Polska sp.zo.o (Poland) (formerly TCE Poland)	100.0	100.0	(**	)
Thomson Receivables Corporation (United States)	100.0	100.0	100.0
Thomson Television Angers (France)	100.0	100.0	100.0
Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0	100.0
Thomson Television Germany GmbH (Germany)	99.9	99.9	99.9
Thomson Televisiones de Mexico S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0	100.0	100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson multimedia Tubes & Displays (Hong Kong) Ltd. (Hong Kong)	—	100.0	100.0
Thomson Tubes & Displays S.A. (France)	100.0	100.0	100.0
Thomson Videoglass (France)	100.0	100.0	100.0
Total Technology Company Ltd (Hong Kong)	75.0	75.0	75.0
Videocolor S.p.A. (Italy)	100.0	100.0	100.0

Technicolor affiliates
Colorado International Corporation (United States)	—	100.0	100.0
CD Manufacturing (UK) Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Home Entertainment Services de Mexico, S.A de R.L. de C.V. (Mexico)	—	100.0	100.0
Central Video, Inc. (United States)	—	100.0	100.0
Consolidated Independent Television (USA), Inc. (United States)	—	100.0	100.0
Claymont Investments, Inc. (United States)	—	100.0	100.0
Complete Post Production Center, Inc. (United States)	—	100.0	100.0
Consolidated Film Industries, LLC (United States)	—	100.0	100.0
Consumer Products Sales Company, Inc. (United States)	—	100.0	100.0
Covitec, Inc. (Canada)	—	100.0	100.0
Direct Home Entertainment Ltd. (United Kingdom)	—	100.0	100.0
EuroNimbus Deutschland GmbH (Germany)	—	100.0	100.0
EuroNimbus SA (Luxembourg)	—	100.0	100.0
EuroNimbus S.A.R.L. (France)	—	100.0	100.0
Gallo 8 S.A.S.(***) (France)	—	100.0	100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	—	100.0	100.0
Miles O’Fun, Inc (United States)	—	100.0	100.0
Naamans Finance Corporation (United States)	—	100.0	100.0
New CCI, Inc. (United States)	—	100.0	100.0
Nimbus CD International, Inc. (United States)	—	100.0	100.0
Nimbus International Sales Corporation (Barbados)	—	100.0	100.0
Nimbus Manufacturing, Inc. (United States)	—	100.0	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	—	100.0	100.0
Nimbus Software Services, Inc (United States)	—	100.0	100.0
Primacor BV (Netherlands)	—	100.0	100.0

(1)	Percentage rounded to one decimal.
(**)	Entities merged into others.
(***)	Holding companies of Technicolor affiliates.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson S.A. (1) December 31
	2000	2001	2002
Real image Digital, LLC (United Kingdom)	—	100.0	100.0
Technicolor Acquisition, Inc. (United States)	—	100.0	100.0
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Australia Investments Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Canada Acquisition Corp. (Canada)	—	100.0	100.0
Technicolor Canada, Inc. (Canada)	—	100.0	100.0
Technicolor East Cost, Inc. (United States)	—	100.0	100.0
Technicolor Holdings BV (Netherlands)	—	100.0	100.0
Technicolor Holdings of Canada, Inc. (Canada)	—	100.0	100.0
Technicolor Holdings, Inc. (United States)	—	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Holdings SA de CV (Mexico)	—	100.0	100.0
Technicolor Imaging Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Investments Co., Inc. (United States)	—	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	—	100.0	100.0
Technicolor Mexico Acquisition SA de CV (Mexico)	—	100.0	100.0
Technicolor Milan SpA (Italy)	—	100.0	100.0
Technicolor One Hour Photo, Inc. (United States)	—	100.0	100.0
Technicolor Pty Ltd (Australia)	—	—	100.0
Technicolor Scandinavia A/S (Denmark)	—	100.0	100.0
Technicolor Spain, SA (Spain)	—	100.0	100.0
Technicolor USA Holdings, Inc. (United States)	—	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	—	100.0	100.0
Technicolor Video Servicios de Mexico, SA de CV (Mexico)	—	100.0	100.0
Technicolor Videocassette Holdings Ltd (UK) (United Kingdom)	—	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (United States)	—	100.0	100.0
Technicolor Videocassette BV (Netherlands)	—	100.0	100.0
Technicolor Videocassette, Inc. (United States)	—	100.0	100.0
Technicolor Vidtronics Ltd. (United Kingdom)	—	100.0	100.0
Technicolor BV (Netherlands)	—	100.0	100.0
Technicolor, Inc. (United States)	—	100.0	100.0
Technicolor Ltd (UK) (United Kingdom)	—	100.0	100.0
Technicolor SpA (Italy)	—	100.0	100.0
Technique, LLC (United States)	—	100.0	100.0
Technivision Ltd (UK) (United Kingdom)	—	100.0	100.0
VCA Technicolor, Inc. (United States)	—	—	100.0
VidFilm International Digital Ltd (United Kingdom)	—	—	100.0
Vidfilm Services, Inc. (United States)	—	—	100.0

(1)	Percentage rounded to one decimal.

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson S.A. (1) December 31
	2000	2001	2002
Broadcast affiliates
Thomson Broadcast Solutions Netherlands BV (Netherlands)	—	66.7	100.0
Broadcast Television Systems HK Ltd (Hong Kong)	—	66.7	100.0
Broadcast Television Systems Ltd. (United Kingdom)	—	66.7	100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	—	66.7	100.0
Broadcast Television Systems Nederland BV (Netherlands)	—	66.7	(	**)
Broadcast Television Systems (S), Pty Ltd. (Singapore)	—	66.7	100.0
Thomson multimedia Broadcast Solutions NV (Belgium)	—	66.7	100.0
BTS Deutschland Holding GmbH (Germany)	—	66.7	(	**)
BTS Deutschland Vertriebs GmbH (Germany)	—	66.7	(	**)
BTS France S.A.S. (France)	—	66.7	100.0
Thomson multimedia Distribution (Netherlands) BV (Netherlands)	—	66.7	100.0
BTS Media Solutions GmbH (Germany)	—	66.7	100.0
MN&C Australia Pty Ltd. (Australia)	—	66.7	100.0
Thomson multimedia Broadcast Solutions Iberica, SA (Spain)	—	66.7	100.0
Thomson multimedia Broadcast Solutions, Inc. (United States)	—	66.7	100.0
Thomson multimedia Broadcast Solutions Italy Srl (Italy)	—	66.7	100.0

Grass Valley affiliates
Grass Valley GmbH (Germany)	—	—	100.0
Grass Valley Group, Inc. (United States)	—	—	100.0
Grass Valley Group Japan, Ltd. (Japan)	—	—	100.0
Grass Valley Limited (Hong Kong)	—	—	100.0
Grass Valley (US), Inc. (United States)	—	—	100.0
Grass Valley Ltd. (United Kingdom)	—	—	100.0
Grass Valley Pte Ltd. (Singapore)	—	—	100.0
Grass Valley SARL (France)	—	—	100.0
GVG Pty Limited (Australia)	—	—	100.0

PDSC affiliates	—
Technicolor Export de Mexico, S. de R.I. de C.V. (Mexico)	—	—	100.0
Technicolor Mexicana, S. De R.I. de C.V. (Mexico)	—	—	100.0
Technicolor Home Entertainment Services Ireland Limited (Ireland)	—	—	100.0
Technicolor Home Entertainment Services of America (United States)	—	—	100.0
Technicolor Universal Media services LLC of America (United States)	—	—	60.0
Technicolor Disc Services International Ltd (United Kingdom)	—	—	100.0
Technicolor Disc Services Corp. (United States)	—	—	100.0

DSL affiliates	—
Thomson multimedia Broadband SAS (France)	—	—	100.0
Thomson multimedia Broadband Belgium N.V. (Belgium)	—	—	100.0
Thomson multimedia Broadband France S.A. (France)	—	—	100.0

(1)	Percentage rounded to one decimal.
(**)	Entities merged into others

Thomson group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson S.A.(1) December 31
	2000	2001	2002
Digital Intermedia System affiliates
Thomson Broadband, Inc (United States) (formerly GDS, Inc)	—	—	93.5
Thomson Broadband UK Ltd (United Kingdom)	—	—	100.0

2) Consolidated by pro rata method
3DCD LLC (United States)	—	50.0	50.0
Cinema Billboard Network, LLC (United States)	—	50.0	50.0
Easyplug S.A.S. (France)	—	50.0	50.0
Easyplug, Inc. (United States)	—	50.0	50.0
ScreenVision Cinema Network, LLC (United States)	—	50.0	50.0
TAK S.A.S. (France)	70.0	80.6	—
Technicolor Cinema Advertising LLC (United States)	—	50.0	50.0
Technicolor Cinema Billboard, Inc. (United States)	—	50.0	50.0
Technicolor Digital Cinema LLC (United States)	—	80.0	80.0
Technicolor Screen Advertising, Inc. (United States)	—	50.0	50.0
Technicolor Screen Services, Inc. (United States)	—	50.0	50.0
Thomson Zhao Wei Multimedia Co Ltd (People’s Republic of China)	—	—	55.0
Val Morgan Cinema Advertising, Inc (United States)	—	—	50.0

ScreenVision Europe affiliates
Cinema publicitaire Belgium (Belgium)	—	—	50.0
Cinespot (Spain)	—	—	50.0
Circuit A SAS (France)	—	—	50.0
SreenVision Holdings SAS (France)	—	—	50.0
Gallo 11 SAS (France)	—	—	50.0
RMBI II (United Kingdom)	—	—	50.0
RMB Cinema (Belgium)	—	—	50.0
RMB Contractors (Czech Republic)	—	—	50.0
RMB Czech Arcona (Czech Republic)	—	—	50.0
RMB Entertainment (Belgium)	—	—	25.0
RMB Italia Srl (Italy)	—	—	50,0
RMB Espana Multimedia SA (Spain)	—	—	50.0
RMB Netherlands (Netherlands)	—	—	50.0
RMB Portugal (Portugal)	—	—	50.0
ScreenVision Finance SAS (France)	—	—	50.0
SreenVision Holdings (Europe) Ltd (United Kingdom)	—	—	50.0
Twice (Belgium)	—	—	35.5
Vandam KH (Belgium)	—	—	50.0

3) Consolidated by equity method.
A Novo Comlink Espana, S.L. (Spain)	—	33.3	—
CTE El Athir (Tunisia)	30.0	30.0	30.0
J2T Holding GmbH (Germany)	50.0	50.0	—
J2T Video (Tonnerre) SA (France)	50.0	50.0	(	**)
Thomson Pacific Consumer Electronics Co. Ltd. (Taiwan)	50.0	50.0	50.0

(1)	Percentage rounded to one decimal.
(**)	Entities merged into others

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

31. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

Thomson’s accounting policies comply with French GAAP. Elements of Thomson accounting policies which differ significantly from accounting principles generally accepted in the United States (“U.S. GAAP”) are described below:

Items affecting Net Income and Shareholders’ Equity

(a) Investment securities

Thomson holds equity securities that have readily determinable fair values and are classified as “Other investments” in the consolidated balance sheets. Other investments are carried at the lower of cost or fair market value. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value. For U.S. GAAP purposes, the Group has classified these investments as available for sale, measured at fair value, with unrealized gains and temporary declines in the value excluded from earnings and reported as a component of shareholders’ equity, and declines in the value which are other than temporary accounted for as realized losses.

In 1999, equity securities of two third parties, MCI WorldCom and MIHL, were obtained in exchange transactions. For French GAAP purposes, the public market price used in computing the exchange gain was reduced by 5% and 13%, respectively, because such shares were precluded from being sold for a period of 30 days and 6 months respectively, and because the liquidity in MIHL shares was considered limited. Under U.S. GAAP, the exchange gain should be computed based on the public market price; consequently, the exchange gain recorded under French GAAP was increased by € 7 million under U.S. GAAP and the related cost of the investment was increased by the same amount.

In 2001, the U.S. GAAP valuation allowance related to such investments securities, which were partially disposed of in 2000, was € 8 million higher than the French GAAP allowance due to the above-mentioned difference in the cost basis.

In 2002, Thomson disposed of equity securities of MCI WorldCom, MIHL, and its remaining equity securities of Gemstar. As of December 31, 2001, under U. S. GAAP the unrealized gain on Gemstar was € 227 million, which amount subsequently decreased to € 10 million at the time the sale took place. The recognized gains on the disposal of all these equity securities were computed based on weighted average prices.

As of December 31, 2002, under U.S. GAAP, the fair value and carrying value of marketable securities held by Thomson was € 5 million (€ 288 million as of year end 2001). The fair value of these marketable securities increased by € 4.5 million during the period from December 31, 2002 to May 23, 2003.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(b) Restructuring

Under French GAAP, since January 1, 2002, Thomson records restructuring liabilities according to the new French regulation n°2000-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities. Under this new French regulation, a reserve for restructuring must meet certain conditions, which are very similar to U.S. GAAP requirements. These conditions include (i) the existence of a formalized restructuring plan with the approval by appropriate level of management of the operations and activities to be restructured, (ii) a public announcement of such plan prior to balance sheet date and (iii) the existence of a commitment for the Group for all restructuring plans conditioned by a financial operation (purchase or sale transaction). Moreover, under French GAAP, similar to U.S. GAAP, costs associated with an exit plan recorded in the balance sheet are recognized as restructuring reserves only if the related costs are not associated with or do not benefit continuing activities of the Group. Finally, under this new regulation, write-downs of assets are no longer part of the restructuring reserve but are presented as a deduction of the corresponding assets. Prior to January 1, 2002, Thomson recorded restructuring liabilities during the period when restructuring plans had been approved by the appropriate level of management.

Under U.S. GAAP, Thomson has applied the provisions of Statement of Financial Accounting Standards No. 88 (“SFAS 88”) “Employers’ Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits”, No. 112 (“SFAS 112”) “Employer’s Accounting for Post employment Benefits” and Emerging Issues Task Force consensus on issue No. 94-3 (“EITF 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” in accounting for its employee redundancy and restructuring costs. Under EITF 94-3, a reserve for restructuring is recognized when, prior to the financial statements date, management having the appropriate level of authority commits to a termination plan which identifies the operations and activities to be restructured as well as establishes the number of employees to be terminated, their job classifications, locations and the level of benefits that employees will receive upon termination. Prior to the date of the financial statements, these benefits must be communicated to the employees in sufficient detail that employees can determine the type and amount of benefits they will receive if they are terminated. In addition, costs associated with an exit plan are recognized as restructuring reserves only if the related costs are not associated with or do not benefit continuing activities of the Group.

Even though differences in the recognition of restructuring accruals have been reduced since the implementation of the new French regulation n°2000-06 on liability recognition, U.S. GAAP continues to apply additional criteria in comparison with French GAAP to permit the recognition of a liability. In particular, French GAAP do not require that the communication of the benefit arrangement include sufficient details to enable employees to determine the type and amount of benefits they will receive if they are terminated (“non specific benefits”). These differences in accounting principles create timing differences in the recognition of liabilities including (i) restructuring charges accrued under U.S. GAAP that were recorded for French GAAP purposes in a prior period, (ii) accrual of non specific benefits under French GAAP which are not eligible under U.S. GAAP and (iii) reclassification of write-downs of assets which occurred in 2002 under French GAAP. In addition, and without altering the ending restructuring balance, the presentation of movements of reserve under French GAAP are reversed under U.S. GAAP for costs recorded as incurred and associated to or benefiting continuing activities.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

For restructuring related to business combinations accounted for as purchases, Thomson applies the French regulation 99-02 “Consolidated Financial Statements of Commercial Enterprises and Public Companies”. Under such regulation, the acquiring company shall record restructuring liabilities in the purchase business combination if the following conditions are met: (i) the reorganization programs are clearly defined by management and their costs are reasonably estimated; (ii) a public announcement of these plans has been made prior to the end of the fiscal year following the year when the purchase was consummated. Furthermore under French GAAP, the acquiring company may record restructuring liabilities related to duplicate facilities of the acquirer as part of the cost of acquisition in a busines combination accounted for as a purchase.

Under US GAAP, Thomson applies the “Emerging Issues Task Force” consensus on issue No. 95-3 (“EITF 95-3”), “Recognition of Liabilities in Connection with a Purchase Business Combination” in accounting for all restructuring plans related to its acquisitions. Under EITF 95-3, reserve for restructuring an activity of an acquired company must meet specific conditions which include the following: (i) As of the consummation date management, having the appropriate level of authority, begins to assess and formulate a plan and commit the combined company to the plan as soon as possible after the consummation date; (ii) the finalization of the plan must occur prior to the end of period of one year after the consummation date of the acquisition; (iii) the restructuring costs must not have any future economic benefit to the combined company, they must be incremental to other costs incurred by either the acquired or the acquiring company in the conduct of activities prior to the consummation date and they must be incurred as a direct result of the plan to exit an activity of the acquired company.

In addition, under EITF 95-3 restructuring costs related to the acquiring company are not considered in the purchase price allocation.

Thus, timing differences exist between (i) the French GAAP and U.S. GAAP restructuring charges, since U.S. GAAP do not allow costs incurred by the acquiring company to be recognized as a liability assumed as of the consummation date of the acquisition, and (ii) the French GAAP and U.S. GAAP window periods, since U.S. GAAP limit the window period to twelve months following the consummation date of the business combination whereas French GAAP extend this window period to the closing date of the fiscal year following the one in which the business combination occurred.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

bi) The impact of U.S. GAAP adjustments related to restructuring is as follows:

	December 31, 2001	Current Year Expense	Cash Payments	Release of Reserve To Income	Net Change	Change in Scope of Consolidation	Currency Translation Adjustments and Others	December 31, 2002
	(In millions of Euro)
French GAAP restructuring reserve	183	151	(175)	(10)	(34)	34	(56)	127

CASA plans addressed by the pension restatement under U.S. GAAP		(8)			(8)			(8)
Non specific voluntary termination offer not accepted at balance sheet date	(5)	(3)	—	—	(3)	—	—	(8)
Non specific involuntary termination arrangements and plans not announced at balance sheet date	(16)	(7)	—	1	(6)	(22)	3	(41)
Cost to move inventory or tangible assets to another location	(3)	(7)	7	—	—	2	—	(1)
Reengineering and consulting costs	(6)	(8)	8	—	—	3	2	(1)
Other and adjustment on non eligible assets write-downs(*)	(24)	(13)	28	1	16	7	(11)	(12)

Total U.S. GAAP adjustments	(54)	(46)	43	2	(1)	(10)	(6)	(71)

Reclassification of assets write downs	(38)	(25)	2	4	(19)	5	51	(1)
Reclassification to other cost of sales	(8)	(5)	9	—	4	(9)	12	(1)

Total U.S. GAAP reclassifications	(46)	(30)	11	4	(15)	(4)	63	(2)

Total U.S. GAAP adjustments and reclassifications	(100)	(76)	54	6	(16)	(14)	57	(73)

U.S. GAAP restructuring reserve	83	75	(121)	(4)	(50)	20	1	54

(*)	The line item “Other and adjustment on non eligible assets write-downs” relates to various costs non-eligible in U.S. GAAP such as currency translation adjustments on entities in liquidation and assets impairment for duplicate facilities incurred by acquiring companies in purchase business combination.

The column entitled “Currency Translation Adjustments and Others” includes translation adjustments generated by foreign subsidiaries on variations of the reserves and reclassifications of the reserves.

For restructuring expenses incurred during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“ Cash payments”) of the same amount in the table of changes in restructuring reserve above.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

	December 31, 2000	Current Year Expense	Cash Payments	Release of Reserve to income	Net Change	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2001
	(In millions of Euro)
French GAAP reserve	179	187	(139)	(80)	(32)	93	(57)	183

Voluntary termination offer not accepted at balance sheet date	(4)	(2)	2	1	1	—	(2)	(5)
Unaccepted benefits in excess of legal or contractual obligations	(1)	1	—	—	1	—	—	—
Plans not announced at balance sheet date	(59)	40	—	25	65	(11)	(11)	(16)
Cost to move inventory or tangible assets to another location	(18)	(2)	3	16	17	(2)	—	(3)
Reengineering and consulting costs	(1)	(13)	13	—	—	(5)	—	(6)
Other and adjustments on non eligible assets write-downs(*)	(12)	(14)	21	13	20	(28)	(4)	(24)
Total U.S. GAAP adjustments	(95)	10	39	55	104	(46)	(17)	(54)

Reclassification of assets write downs	(19)	(27)	—	16	(11)	(27)	19	(38)
Reclassification to other cost of sales	(4)	(48)	5	2	(41)	(3)	40	(8)
Reclassification to environmental reserve	(5)	—	—	5	5	—	—	—

Total U.S. GAAP reclassifications	(28)	(75)	5	23	(47)	(30)	59	(46)

Total U.S. GAAP adjustments and reclassifications	(123)	(65)	44	78	57	(76)	42	(100)

U.S. GAAP reserve	56	122	(95)	(2)	25	17	(15)	83

(*)	The line item “Other and adjustment on non eligible assets write-downs” relates to various costs non-eligible under U.S. GAAP such as currency translation adjustments for entities in liquidation and assets impairment for duplicate facilities incurred by acquiring companies in purchase business combination.

The column entitled “Currency Translation Adjustments and Others” includes translation adjustments generated by foreign subsidiaries on variations of the reserves and reclassifications of the reserves.

For restructuring expenses incurred during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“ Cash payments”) of the same amount in the table of changes in restructuring reserve above.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

	December 31, 1999	Current Year Expense	Cash Payments	Release of Reserve to income	Net Change	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2000
	(In millions of Euro)
French GAAP reserve	156	138	(75)	(33)	30	—	(7)	179

Voluntary termination offer not accepted at balance sheet date	(3)	(2)	1	—	(1)	—	—	(4)
Unaccepted benefits in excess of legal or contractual obligations	—	(1)	—	—	(1)	—	—	(1)
Plans not announced at balance sheet date	(73)	(12)	1	24	13	—	1	(59)
Cost to move inventory or tangible assets to another location	(12)	(8)	1	1	(6)	—	—	(18)
Reengineering and consulting costs	(12)	(8)	19	—	11	—	—	(1)
Other and adjustments on non eligible assets write-downs(*)	(7)	(16)	10	1	(5)	—	—	(12)
Total U.S. GAAP adjustments	(107)	(47)	32	26	11	—	1	(95)

Reclassification of assets write downs	(18)	(17)	7	4	(6)	—	5	(19)
Reclassification to other cost of Sales	—	(7)	—	—	(7)	—	3	(4)
Reclassification to environmental reserve	(5)	—	—	—	—	—	—	(5)
Total U.S. GAAP reclassifications	(23)	(24)	7	4	(13)	—	8	(28)

Total U.S. GAAP adjustments and reclassifications	(130)	(71)	39	30	(2)	—	9	(123)

U.S. GAAP reserve	26	67	(36)	(3)	28	—	2	56

(*)	The line item “Other and adjustment on non eligible assets write-downs” relates to various costs non-eligible in US GAAP such as currency translation adjustments on entities in liquidation and assets impairment for duplicate facilities incurred by acquiring companies in purchase business combination.

The column entitled “Currency Translation Adjustments and Others” includes translation adjustments generated

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

by foreign subsidiaries on variations of the reserves and reclassifications of the reserves.

For restructuring expenses incurred during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“ Cash payments”) of the same amount in the table of changes in restructuring reserve above.

b ii) The restructuring plans adopted in 2002 not associated with any business combination and recorded under U.S. GAAP for € 105 million include the following major actions:

Restructuring costs

—Cost of plans incurred by North American legal entities amount to € 40 million of which € 2 million of voluntary termination benefits, € 21 million of involuntary termination benefits, € 10 million of other exit costs and € 7 million write-down of assets, including the following;

Reorganisation program for TV and video product development for € 4 million (35 people). The Indianapolis downsizing resulted in € 1 million of involuntary termination costs, € 2 million of idle facility costs and € 1 million of write-down of fixed assets. Marketing and Sales downsizing program generated voluntary severance costs for € 1 million (5 people). Programs involving TV Operations in Mexico represented € 5 million of involuntary costs affecting 665 people and € 2 million of write-down of fixed assets. The closure of the Deptford plant resulted in € 1 million write-down of fixed assets and € 1 million write-down of receivables.

The reorganization of the Lancaster center represents € 4 million (54 people). The Scranton closure resulted in idle facility costs for € 6 million write down of inventories and fixed assets for € 2 million.

Other involuntary severance programs include the Spider resize program for € 3 million (52 people), the Tiger program for € 1 million.

Within Digital Media Solutions, the downsizing of North Hollywood plants includes both voluntary (€ 1 million) and involuntary termination costs (€ 1 million) affecting 200 people, and the restructuring of Grass Valley for € 2 million.	40

Reserves for other exit costs of € 2 million cover future contract termination losses following the discontinuation of the Philips Automation activities and a closure in Holland.

—Cost of plans incurred by French entities totals € 38 million of which € 17 million of involuntary termination costs, € 4 million of other exit costs and € 17 million for write-down of assets, which include the following:

The closure of the Steli plant has generated € 7 million of involuntary severance costs affecting 349 people, € 1 million of other exit costs and € 3 million of write-off of fixed assets and inventories. The reorganization of the Grass Valley Group and Thomson Broadcast activities, resulted in € 3 million of involuntary expenses, € 3 million of other exit costs and € 4 million of write down of assets.

Additionally, the restructuring of an Atlinks facility in Mexico accrued by Atlinks French legal entity has resulted in € 10 million of write-down of assets.

Other minor expenses include involuntary termination benefits for the downsizing of the Japanese, Korean and French purchase activities (€ 3 million) affecting 24 people; downsizing of the Marketing and Sales activities (€ 3 million) related to 36 people and the downsizing of the Residential phone activity (€ 1 million)

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

affecting 16 people	38

—Cost of German plans for € 10 million relates to the following programs:

The Weiterstadt and Greisheim and globalisation plans for € 9 million: involuntary termination costs (€ 4-6 million) concerning 92 people and other exit costs (€ 3 million). Other plans incurred € 1 million of voluntary termination costs (4 people)	10

—Cost of plans incurred in Asia amounts to € 7 million and includes the restructuring of one of its plant and the continuation of the SAFE program. The costs mainly consist in involuntary termination costs, € 3 million, affecting 2,687 people and € 4 million of fixed assets write-downs	7

—Cost of plans incurred in the Netherlands relates to the restructuring of the Breda plant for € 2 million of involuntary severance costs (21 employees)	2

—Cost of British plans in connection with voluntary and involuntary programs for €2 million (26 employees). Other exit cost were related to idle facility expenses for € 4 million	6

—Cost of Polish plans (€ 1 million) for involuntary severance expenses following the TIGER program (122 employees)	1

—Cost of Spanish plans for € 1 million due to voluntary severance expenses concerns 8 people	1

Total restructuring costs	105

Less fixed assets and inventories write-downs included in the above-mentioned plans	(30)

Current year accrued restructuring expenses	75

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

The restructuring plans adopted in 2001 not associated with any business combination and recorded under U.S. GAAP for € 197 million include the following major actions:

Restructuring costs

—Costs of North American plans amounted to € 94 million. A large portion of this accrual consists of involuntary severance costs of € 48 million. These involuntary costs relate to the following plans: The Business Process Improvement program represented € 14 million affecting 2,339 people. The closure of the American Tubes Operations Scranton facility represented € 13 million. Other involuntary severance programs include the ATO Tiger plan for € 7 million, the Deptford Accessories business for € 5 million, the Product Development Globalisation for € 2 million, the Marion facility for € 1 million and various other North American plans for € 6 million. These remaining plans affected around 780 employees.

The voluntary severance programs for € 3 million mainly comprise severance costs for the Lancaster facility affecting 53 employees. Additionally, other severance benefits for € 9 million are related to the Scranton facility and other exit costs of € 2 million are incurred by various other plans.

Write-down of fixed assets was € 15 million, of which € 14 million was related to Scranton plant and € 1 million to other plans. Additionally, the write-down of inventories was € 17 million, of which € 9 million were related to the closure of the Scranton plant, € 4 million related to the exit of the Servi Centro facility and € 4 million to other restructuring programs

94

—Cost of French plans totalled € 34 million.

Included in this amount are reserves on the restructuring of the “Internet Appliances” activity with the downsizing of the Illkirch plant. This specific program has incurred involuntary severance costs for € 5 million affecting 65 employees and other exit costs for € 1 million.

Other involuntary severance costs include € 3 million associated with the Display and Components activity (32 employees), € 2 million for the Sales and Logistics Departments (29 employees), € 1 million for the Cergy facility (11 employees) and € 3 million for other French plans (53 employees).

Additionally, voluntary severance costs were € 5 million related to the downsizing of Angers plant affecting 67 employees. Other exit costs were € 1 million.

Write-downs of inventories (€ 13 million) were related to the disposal of the Illkirch production line

(€ 8 million) and the Cergy facility (€ 5 million)

34

—Cost of Asian plans (€ 21 million) is mainly composed of involuntary severance programs (€ 2 million) affecting 80 employees. Other exit costs in Hong Kong amounted to € 4 million. The write-down of fixed assets represents € 3 million primarily in China and the write-down of inventories in Hong Kong amounts to € 12 million and related to the Internet Appliances activity	21

—Cost of German plans amounts to € 15 million relating to involuntary termination costs (€ 8 million) and other exit costs (€ 3 million) concerning 142 employees. Write downs of fixed assets and inventories amount to € 4 million	15

—Cost of Latin American plans for € 14 million in connection with voluntary programs and involuntary programs (€ 9 million) related to the termination of 1,259 employees. The plans also include write down of fixed assets for € 4 million and inventories for € 1 million	14

—Cost of Italian plans for € 11 million due to the restructuring of one production line. The costs mainly represent involuntary termination programs (€ 8 million) related to reduction of 270 employees. Write-downs of inventories (€ 3 million) were related to the disposal of this production line	11

—Cost of plans in Thailand (€ 5 million) concerning the closure of a production line. The voluntary termination program (€ 3 million) concerns 729 employees. Write down of inventories reaches € 2 million	5

—Cost of other European plans for € 3 million mainly relating to the Polish plans (€ 2 million) for which voluntary severance costs have been incurred affecting 217 employees. Write-down of fixed assets amounts to € 1 million	3

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Total restructuring costs	197

Less fixed assets and inventories write-downs included in the above-mentioned plans	(75)

Current year accrued restructuring expenses	122

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

The restructuring plans adopted in 2000 and recorded under U.S. GAAP for € 91 million include the following major actions:

Restructuring costs

—Cost of North American plans amounting to € 49 million resulting mainly from the closure of the American Tubes Operations Scranton facility and mainly including the cost of involuntary severance programs in connection with the closing of Scranton affecting 1,044 employees and voluntary severance programs related to a reduction of 101 employees in other North American plants. It also includes the write-downs of fixed assets primarily related to DVD production and the write-downs of inventories primarily related to ceasing the manufacture of DVD products and certain camcorder products	49

—Cost of Tarancon plant closing. It includes an involuntary severance program of 55 employees (€ 6 million) and exit costs amounting to € 7 million. Write-downs of fixed assets (€ 5 million) related to the disposal of the plant	18

—Cost of German plans in connection with the voluntary termination of 69 employees (€ 4 million) related to the closing of two production departments at TTG Villingen and an involuntary severance program (€ 2 million) linked with the termination of 17 employees. Write-downs of fixed assets (€ 1 million) related to the closing of the production departments	7

—Cost of France plans in connection with voluntary severance programs related to the termination of 79 employees (€ 4 million) and involuntary severance program (€ 2 million) related to the termination of employees belonging to central functions and employees in the Marketing and Sales departments	6

—Cost of Thailand plans in connection with write-downs of fixed assets (€ 5 million) related to the downsizing of a manufacturing plant	5

—Cost of Taiwan plans in connection with write-downs of fixed assets (€ 2 million) and inventories (€ 1 million) related to the exit of the selling activity	3

—Cost of Singapore plans in connection with two voluntary programs related to the termination of 19 employees (€ 1 million)	1

—Cost of Italian plans in connection with voluntary termination programs related to the reduction of 48 employees (€ 1 million)	1

—Cost of Latin American plans in connection with the involuntary programs related to the termination of 50 employees (€ 1 million)	1

Total restructuring costs	91
Less fixed assets and inventories write-downs included in the above-mentioned plans	(24)

Current year accrued restructuring expenses	67

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

b iii ) For acquisitions in the year 2002, plans decided included the following:

PDSC

In connection with the acquisition by the Group of Panasonic Disc Services Corporation (PDSC) in June 2002, the Group has assessed its operations and decided to streamline some activities by implementing several plans to restructure the operations of PDSC. As of the date of the acquisition, PDSC accrued a € 15.3 million restructuring liability, which met the requirements of EITF 95-3 for accrual.

The € 6.0 million of restructuring accrual relates to employee termination costs. This reserve includes involuntary termination benefits due to the closure of facilities and services reorganisation across Europe.

The restructuring accrual also includes exit costs for approximately € 8.5 million. These incremental exit costs include idle facility costs and contract termination obligations for lease payments. At December 31 2002, € 7.5 million remained as restructuring accrual.

The € 0.8 million of restructuring accrual relates to impairments of fixed assets. This reserve was entirely used during the period.

Information relating to the restructuring costs included in the allocation of the cost of acquisition of PDSC is as follows:

	Reserve at June 25, 2002	Cash Payments during the period from June 25, 2002 to December 31, 2002	Currency Translation Adjustment	Reserve at December 31, 2002
Employee termination costs	6.0	—	—	6.0
Other exit costs	8.5	(0.5)	(0.5)	7.5
Fixed asset impairments	0.8	(0.8)	—	—

Total	15.3	(1.3)	(0.5)	13.5

It is expected that the vacating of facilities to be exited will be completed by June 2003.

GVG

Related to the acquisition of the Grass Valley Group (“GVG”) in March 2002, Thomson decided to reorganize and restructure some of the operations and eliminate dual capacities between GVG activities and Thomson Broadcast activities in North America.

According to the EITF 95-3, at the acquisition date Thomson recorded restructuring charges of approximately € 6.6 million as a liability for GVG entities of which € 0.6 million are asset impairments. This restructuring reserve is mainly related to the closure of an activity in Nevada including € 3.5 million of involuntary severance costs (126 people), € 1.1 million of litigation fees and € 1.4 million of other exit costs.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

In 2002, € 3.5 million was paid out for employee termination benefits, € 0.6 million against other exit costs and the € 0.6 million asset impairments were entirely utilized. Completion of the closure is expected at the beginning of 2003.

b iv) Regarding the prior year acquisitions, the reserves are analysed below:

Technicolor

In connection with the acquisition of Technicolor on March 16, 2001, the Group has implemented several plans to restructure the operations of Technicolor. As part of the restructuring plans, Technicolor accrued an initial restructuring liability of approximately € 35.1 million as of the date of the acquisition. During the year, the Company accrued an additional liability of approximately € 0.8 million as additional initiatives that met the accounting criteria required under EITF 95-3 for accrual. Thus, the net total restructuring liability for Technicolor amounts to € 36.0 million using March 16, 2001 exchange rate. This restructuring accrual relates to costs to exit and consolidate certain activities, costs for the impairment of assets as well as costs to terminate employees across various business units. Such amounts were recognized as liabilities assumed in the purchase business combination and included in the allocation of the cost to acquire Technicolor.

Of the total restructuring accrual recorded as a liability in the purchase business combination, approximately € 8.9 million were related to work force reductions and represented employee termination benefits. Employee termination costs occurred across most Technicolor business units and ranged from senior executives to line personnel. The total number of employees initially identified to be involuntarily terminated or relocated approximated 670 people. As of December 31, 2002 approximately 450 of the terminations had occurred mainly relating to the planned closure and downsizing of certain entities. The remaining 220 terminations are anticipated to occur during 2003. Termination payments of approximately € 5.5 and € 2.3 million were made in 2002 and 2001.

The restructuring accrual also includes approximately € 0.6 million associated with lease and contract termination costs. All such costs were fully paid out in 2002.

In addition, the restructuring accrual comprises impairments for fixed assets in the amount of € 26.4 million, recorded at acquisition date.

Selected information relating to the restructuring costs included in the allocation of the cost to acquire Technicolor is as follows:

	Reserve at March 16, 2001	Cash Payments March 16, 2001 to December 31, 2001	Currency Translation Adjustment	Reserve at December 31, 2001	Additional Accrual According to EITF 95-3	Cash Payments during year 2002	Currency Translation Adjustment	Reserve at December 31, 2002
Employee termination costs	8.1	(2.3)	—	5.8	0.8	(5.5)	(0.4)	0.7
Asset impairments*	26.4	(0.6)	0.2	26.0	—	(8.5)	(1.7)	15.8
Other	0.6	—	—	0.6	—	(0.6)	—	—

Total	35.1	(2.9)	0.2	32.4	0.8	(14.6)	(2.1)	16.5

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

*	Asset impairment set up a new cost basis for assets that are part of a restructuring plan and is presented as a deduction of the assets.

Broadcast

According to EITF 95-3, Thomson has recorded additional restructuring charges in 2002 for a total amount of € 7.8 million as a liability in connection with the acquisition of BTS entities in 2001 (the initial reserve booked amounted to € 14.5 million). This reserve mainly relates to involuntary termination benefits affecting 8 people for € 0.2 million, write-down of inventories and fixed assets for € 4.1 million and idle facility costs and lease commitment costs on the Reading site (U.K.) for € 3.3 million (the latter having been accrued and expensed in the period).

As at December 31, 2002, accruals amounted to € 2.6 million to cover future rental and idle facility costs. Commitments are expected to expire in the beginning of year 2004.

bv) The changes in restructuring reserves under U.S. GAAP are analyzed below:

	December 31, 2001	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2002
Employee termination benefits	73	65	(90)	(3)	6	(6)	45
Other costs	10	10	(31)	(1)	14	7	9

TOTAL	83	75	(121)	(4)	20	1	54

	December 31, 2000	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2001
Employee termination benefits	48	114	(88)	(1)	10	(10)	73
Other costs	8	8	(7)	(1)	7	(5)	10

TOTAL	56	122	(95)	(2)	17	(15)	83

	December 31, 1999	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2000
Employee termination benefits	15	60	(28)	(1)	—	2	48
Other costs	11	7	(8)	(2)	—	—	8

TOTAL	26	67	(36)	(3)	—	2	56

Thomson Group

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

The column currency translation adjustments and others include translation adjustments generated by foreign subsidiaries on variations of the reserves and reclassifications of reserves.

The remaining € 45 million reserve for employee termination benefits at December 31, 2002 relates to approximately 772 employees to be terminated including:

Number of Employees
European plans	563
American plans	190
Asian plans	19

TOTAL	772

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(c) Pensions and termination benefits

In accordance with the laws and practices of each country, the Thomson Group participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method. Accruals and prepaid expenses are recorded in accordance with the prevailing accounting practice in each country. In some cases, adjustments to comply with the Group’s rules have been made. Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Disclosures in accordance with SFAS 132 “ Employers’ Disclosure about Pensions and Other Post Retirement Benefits”, are as follows:

	PENSION BENEFITS			OTHER BENEFITS
	2000	2001	2002	2000	2001	2002
	In millions of Euro
Change in Benefit Obligation
Benefit Obligation at beginning of year	(650)	(656)	(800)	(234)	(268)	(296)

Service cost	(29)	(53)	(41)	(6)	(7)	(7)
Interest cost	(44)	(53)	(46)	(19)	(27)	(31)
Amendments	—	(1)	(21)	—	13	(2)
Business combinations	2	(77)	(7)	—	(4)	(2)
Incorporation of jubilee benefits	(3)	—	—	—	—	—
Plan participants contributions	—	—	—	—	—	(3)
Curtailment / Settlement	—	—	52	—	—	—
Actuarial (loss) gain	33	(26)	8	—	(7)	(165)
Benefits paid	58	74	60	9	17	30
Others (foreign currency translation)	(23)	(8)	60	(18)	(13)	65

Benefit Obligation at end of year	(656)	(800)	(735)	(268)	(296)	(411)
Change in Plan Assets
Fair value of plan assets at beginning of year	320	354	406	—	—	—

Actuarial return on plan assets	29	12	(69)	—	—	—
Thomson contribution	14	25	—	—	—	—
Curtailment / Settlement	—	—	(52)	—	—	—
Business combinations	—	48	7	—	—	2
Benefits paid	(32)	(47)	(8)	—	—	—
Other (foreign currency translation)	23	14	(48)	—	—	—

Fair value of plan assets at end of year	354	406	236	—	—	2

Funded status of the plan	(303)	(394)	(499)	(268)	(296)	(409)

Unrecognized actuarial (gains) or losses	(23)	21	105	(82)	(77)	85
Unrecognized actuarial prior service cost	1	1	9	14	(2)	3
Unrecognized actuarial transition obligation	3	3	3	89	87	55

Accrued (prepaid) benefit cost	(322)	(369)	(382)	(247)	(288)	(266)

In 2002, the settlement amounting to € 52 million relates mainly to Thomson Inc pension benefits for € 49 million. Under the SFAS 88 it was necessary to accelerate the recognition of certain deferred amounts due to an increase in the level of lump-sum cash payments 2001.

In 2002, the amount of actuarial losses € (165) million on other benefits relates mainly to Thomson Inc and is due to increase of healthcare costs.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets were as follows:

	2000	2001	2002
Projected Benefit Obligation	335	440	646
Accumulated Benefit Obligation	325	416	630
Fair Value of Plan Assets with ABO In Excess of Plan Assets	—	—	187

Actuarial assumptions have been determined by actuaries on a country-by-country basis and company-by-company. The average assumptions are:

	PENSION BENEFITS			OTHER BENEFITS
	2000	2001	2002	2000	2001	2002
Benefit obligation discount rate	6.7%	6.4%	6.3%	7.7%	7.5%	7.0%
Estimated annual rate of increase in future compensation	3.1%	3.2%	3.2%	4.0%	4.0%	4.0%
Expected rate of return on plan assets	9.1%	9.3%	9.25%	—	—	—

The actuarial assumptions may change for 2003. In particular the expected rate of return on plan assets has been decreased to 7.5%.

	PENSION BENEFITS			OTHER BENEFITS
	2000	2001	2002	2000	2001	2002
Annual cost under U.S. GAAP
Service cost	(29)	(53)	(41)	(6)	(7)	(7)
Expected interest cost	(44)	(53)	(46)	(19)	(27)	(31)
Expected return on plan assets	29	37	26	—	—	—
Amortization of unrecognized prior service cost	1	—	(14)	(4)	(5)	(1)
Amortization of actuarial net losses or (gains)	(2)	—	4	4	4	1
Amortization of net transition obligation	—	—	—	(7)	(9)	(18)
Effect of curtailment/settlement	—	—	(1)	—	—	—
Net periodic benefit cost	(45)	(69)	(72)	(32)	(44)	(56)

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Annual cost under French GAAP are as follows:

	PENSION BENEFITS			OTHER BENEFITS
	2000	2001	2002	2000	2001	2002
Annual cost under French GAAP	(47)	(69)	(67)	(22)	(23)	(55)

The difference between these amounts and the annual costs under U.S. GAAP stems from timing differences related to amortization of the initial transition liability and of actuarial gains and losses and from the absence of recognition of excess funding by certain companies.

Health care costs are assumed to increase by 4 % in 2002 and later.

Amounts recognized in the statement of financial position:

	PENSION BENEFITS			OTHER BENEFITS
	2000	2001	2002	2000	2001	2002
Accrued benefit liability (including MLA)	(376)	(437)	(490)	(247)	(288)	(266)
Prepaid benefit cost	7	8	11	—	—	—
Net amount accrued for under U.S.GAAP	(369)	(429)	(479)	(247)	(288)	(266)

Minimum Liability Adjustment (MLA)	47	60	97	—	—	—
Net amount recognized	(322)	(369)	(382)	(247)	(288)	(266)

The net accruals as of December 31, 2002, 2001 and 2000 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

		PENSION BENEFITS			OTHER BENEFITS
		2000	2001	2002	2000	2001	2002
Net amount under U.S. GAAP		(369)	(429)	(479)	(247)	(288)	(266)

•	Excess funding of plans recognized in income only when paid back to the Company	(7)	(8)	(11)	—	—	—

•	Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	29	30	13	(86)	(71)	(59)

•	Minimum Liability Adjustment (MLA)	47	60	97	—	—	—

	Net amount accrued for in consolidated financial statements	(300)	(347)	(380)	(333)	(359)	(325)

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Regarding the other benefit plans, a one-percentage-point change in assumed health care cost trend rates would have the following effect:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	4.9	(4.0)
Effect on the postretirement benefit obligation	44.3	(36.9)

The following table summarizes the aforementioned differences:

Nature of the difference—increase/(decrease)

	Effect on net income			Effect on Shareholders’ Equity (including CTA)
	For the year ended December 31,			As of December 31,
	2000	2001	2002	2000	2001	2002
Differences in implementation dates	2	—	(13)	10	10	10
Differences arising from adjustments of goodwill	—	—	—	1	1	1
Minimum liability adjustments not recorded	—	—	—	(47)	(60)	(97)

Total effect	2	—	(13)	(36)	(49)	(86)

As of December 31, 2001, four affiliated companies of the Group implemented new Post Employment Benefit Plans, referred to as “CASA plans” which provide early retirement to certain employees. According to these plans, which require agreement by both employee and employer, certain employees when they reach 55 may stop working upon certain conditions while benefiting from a part of their last salary until they are entitled to full retirements benefits, usually once aged 60 years. It is estimated that 398 employees would participate in such plans, over 10 years (until 2012).

Under French GAAP, Thomson accounts for these liabilities as restructuring when programs have been finalized, approved by Group management, and have been announced before the closing date; these post-employment benefits relating to early retirement programs are considered attributable to past services and then provided at the commitment date. As of December 31, 2002, the restructuring liability amounts to € 8 million (note 31 (b)).

Under U.S. GAAP in accordance with SFAS 112 “Employers’ Accounting For Post employment Benefits” only benefits attributable to employees’ services already rendered are required to be provided at the balance sheet date under “pension reserve” other benefits have to be accrued over the future period from the commitment date until termination of employment.

Accordingly, the 2002 expense under U.S. GAAP is € (17) million. The difference of € (9) million between expense in French and U.S. GAAP is included under the caption “pension and post retirement benefits” (totaling € (13) million) in reconciliation of net income. The restructuring accruals of € 8 million recorded under French GAAP have been reclassified under “ pension reserve” above under U.S. GAAP.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(d) Postretirement transition obligation

As of January 1, 1993, Thomson began to accrue for postretirement benefits of Thomson Inc. (ex Thomson multimedia Inc.) The postretirement transition obligation at that date has been amortized over 20 years until January 1, 1997 when the Group decided to change this policy and fully recognized the entire unrecognized transition obligation.

Under U.S. GAAP, the election to delay recognition of the postretirement benefits transition obligation may not be changed.

(e) Stock based compensation

Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the exercise price on exercise date. Thomson holds treasury stock to settle qualified employee stock purchase plans. In accordance with French GAAP, the Thomson group did not record any compensation expense on stock based plans.

Under U.S. GAAP, Thomson elects to apply APB Opinion No.25 “Accounting For Stock Issued To Employees”, which requires that compensation arising from compensatory plans to be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the intrinsic value of the shares at the grant date and the employee strike price and recognized over the vesting period.

On December 18, 2000, TSA (formerly THOMSON S.A.) adopted a fixed option plan for 3,458,500 options. The exercise price of the options granted to employees is € 55.9. Such exercise price is in excess of the market value of the shares at the grant date, € 47. The options vest 50% as of December 18, 2003 and 50% as of December 18, 2004 and may be exercised up to 10 years from the date of grant. As a consequence, no compensation expense was recorded.

The board of directors on March 16, 2001 and July 23, 2001 increased the number of stock options granted to employees to 4,018,500. The conditions of grant remained the same as the one established by the board on December 18, 2000. As of the two additional grant dates (March 16, 2001 and July 23, 2001), the exercise price of € 55.9 was in excess of the market value of Thomson shares, € 41.19 and € 35.3, respectively, thus no compensation expense was recognized.

As of year end 2002, after taking into account the forfeited stock option, the number of stock options related to fixed option plans adopted as of December 18, 2000, March 16, 2001 and July 23, 2001 is 3,433, 000.

The board of directors on October 12, 2001 approved a new fixed option plan for a total of 3,540,300 options. Each option gives the holder the right to acquire one new share to be issued at an exercise price of € 31.5, which is in excess of the market value of Thomson shares as of the grant date.

The options vest 50% as of October 12, 2004 and the remaining 50% as of October 12, 2005 and may be exercised up to 10 years from the date of grant.

As of the grant date (October 12, 2001) no compensation was recognized as the exercise price, € 31.5, exceeded the market price, € 25.4.

As of year-end 2002, after taking into account the forfeited stock option, the number of stock option related to this plan is 3,417,900.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Information for stock options granted and forfeited during 2001 and 2002 is as follows:

	Number of options	Weighted average exercise price
		(in Euro)
December 31, 2000	3,458,500	55.9

Granted (March 16, July 23)	560,000	55.9
Granted (October 12)	3,540,300	44.5

Forfeited	(450,400)	55.8

December 31, 2001	7,108,400	43.9

Forfeited	(257,500)	37.6

December 31, 2002	6,850,900	36.8

The 6,850,900 options expire in 2010 and 2011. None are exercisable before December 18, 2003.

Had compensation cost for stock options awarded under these plan been determined based on the fair value at the date of grant consistent with the methodology of SFAS 123 “accounting For Stock-Based Compensation”, Thomson net income and basic and diluted earnings per share, would have reflected the following pro forma amounts (in millions of Euro, except per share amounts):

	Year ended December 31, 2000	Year ended December 31, 2001 amended*	Year ended December 31, 2002
U.S. GAAP net income	136	191	351
Basic earning per share	0.54	0.72	1.26
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(0.9)	(28.2)	(39)
Pro forma U.S. GAAP net income	135.1	162.8	312
Pro forma basic earnings per share	0.54	0.61	1.12
Pro forma diluted earnings per share	0.54	0.59	1.06

*	2001 pro forma U.S. GAAP income has been amended to include compensation expense determined under fair value of stock plan implemented as of December 18, 2000.

The fair value of Thomson’s options is € 87.1 million as of December 18, 2000, and € 76.1 million after taking into account forfeited shares, € 9.9 million as of March 16, 2001, € 1.8 million as of July 23, 2001 and € 53.4 million as of October 12, 2001 using the Black—Scholes method with the following assumptions for the grants:

	December 31, 2000	December 31, 2001	December 31, 2002
Expected life (years)	10	9-10	8-9
Interest rate	5.35%	5.3%	4.15%
Volatility	40%	50%	44%
Dividend yield per share	0	0	0.225

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

The weighted average grant date fair values of the options were € 16.7 in 2002, € 13.6 in 2001 and € 25.18 in 2000.

(f) Derivative Instruments and forward exchange contracts

fi) Forward exchange contracts

Under French GAAP, Thomson defers premiums and discounts as well as gains and losses on forward exchange contracts that hedge the following year’s anticipated commercial commitments, and amortizes them to income over the life of the underlying transactions being hedged.

Under U.S. GAAP, SFAS 52 “Foreign Currency Translation” and SFAS 133 “Accounting for Derivatives Instruments and Hedging Activities” (“SFAS 133”), unrealized gains and losses on forward exchange contracts which do not hedge firm commitments may not be deferred and as a result, are immediately recognized in operating income.

fii) Other derivatives

Thomson acquires derivative instruments to reduce the effect of the market volatility of certain marketable equity investments, which are treated as hedging transactions under French GAAP but do not qualify as hedges under SFAS 133. Therefore under U.S. GAAP, such instruments are marked to market. As of year-end December 31, 2001, their fair value amounted to € 47 million.

Through 2002, such derivative instruments were unwound in connection with the sale of the investment (note 31 (a)) resulting in a gain under U.S. GAAP of € 34 million.

On January 1, 2001, the Company recorded the effect of the transition to SFAS 133 as a cumulative effect of a change in accounting principle, which resulted in a gain of approximately € 5.3 million at 2001 average rate (USD 4.7 million). This gain relates to the vendor agreement discussed in Note (31 z vi), because, under U.S. GAAP, prevailing before the adoption of SFAS 133, the warrants might be considered hedgeable, while they are not under the new rules. Net effect of the transition adjustment on diluted earnings per share is € 0.02 for the year ended December 31, 2001.

(g) Asset reevaluation

As permitted under French GAAP, Thomson reevaluated certain fixed assets to market value in conformity with certain country regulations. Such reevaluations are not permitted under U.S. GAAP and the assets would continue to be recorded at historical value.

(h) Capitalized development costs

As permitted under French GAAP, from 1995 to 1997, Thomson capitalized certain project development costs that under U.S. GAAP are expensed as incurred.

(i) Capitalized interests

For U.S. GAAP purposes, Thomson has capitalized interest on certain significant fixed asset projects during the construction periods, which is not required under French GAAP.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(j) Provision for year 2000 compliance and Euro transition

As permitted under French GAAP, Thomson provided for costs to be incurred in connection with Year 2000 compliance and Euro currency transition.

Under U.S. GAAP, such provisions may not be recorded and these costs would be expensed as incurred.

k) Subsidiaries controlled but not consolidated

ki) Under French GAAP, certain immaterial subsidiaries are not required to be consolidated and are accounted for using the equity method or at the lower of cost and fair value, although the Group’s interest in these subsidiaries varies from 51% to 100%. Under U.S. GAAP, these subsidiaries are consolidated.

The following entities have been consolidated under U.S. GAAP in 2002:

TAK GmbH, Piafin Finance N.V., MIB (ex 70 Centelec), GALLO 1, GALLO 3, GALLO 7.

The following entities have been consolidated under U.S. GAAP over all periods presented:

Servicentro Electronico de Mexico S.A. de C.V., MPH LLC (Multimedia Portofolio Holdings), TMGF (Thomson Management Growth Fund), P.T. Thomson Multimedia Batam, Thomson Multimedia Marketing Thailand, TCE Marketing Australia, TCE Purchasing Cie (Purco), Thomson Multimedia Engineering Laboratories Ltd, Laboratories Thomson Multimedia Ltd, Thomson Japan, Ex Camera, Videotel.

The following entities have been consolidated under U.S. GAAP in 2002 and 2001:

Nextream Schweiz AG, Nextream Deutschland GmbH.

The following entities have been consolidated under U.S. GAAP in 2001 and 2000:

Thomson Broadcast Systems Sdn Bhd, 77 Centelec.

The following entities have been consolidated under U.S. GAAP in 2000:

Thomson Audio Philippines, Thomson Broadcast Ltd, Thomson Broadcast Inc., Thomson Audio Kulim.

k ii) Some subsidiaries, considered to be immaterial under French GAAP, are accounted for under French GAAP at the lower of cost and fair value although the Group’s interest in these subsidiaries varies from 20% to 50%. Under U.S. GAAP, these subsidiaries are accounted for using the equity method.

MTEP (Media Technology Equity Partnership) has been accounted for using the equity method for all periods presented, Cache Vision has been accounted for using the equity method as of December 31, 2000 and December 31, 2001. KeyMRO has been accounted for using the equity method in 2002 and 2001 and Médiamétrie Cabsat has been accounted for using the equity method in 2002. Under French GAAP these investments are carried at cost.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(l) Philips Professional Broadcast 33.33% minority interests

As disclosed in Note 2, Thomson acquired 66.67% of Philips Professional Broadcast in 2001, Thomson and Philips entered into a put and call agreement on the remaining 33.33% interests in this company. Under French GAAP, Thomson recorded the acquisition of the first 66.67% and reported minority interests for the remaining 33.33%. During 2002, Thomson acquired the remaining 33.33% and Philips Professional Broadcast is fully owned by the Group as of December 31, 2002

Under U.S. GAAP, EITF 00-04 “Majority Owner’s Accounting for Transactions in the Shares of a Consolidated Subsidiary and a Derivative indexed to the Minority Interest in that Subsidiary” has been applied and the put and call agreement has been treated as a financing. Consequently, in 2001, Thomson has fully consolidated Philips Professional Broadcast and the strike price of the call option has been discounted to determine the financing obtained from Philips at acquisition date.

Accordingly, as of December 31, 2002 for U.S. GAAP purposes, gross goodwill decreased by € 1 million (increased by € 20 million as at December 31, 2001), the debt with Philips was considered fully reimbursed at the exercise of the call option in 2002 (at December 31, 2001 such debt was recorded for an amount of € 46 million with associated interest expense amounting to € 3 million). For U.S. GAAP purposes, the Group net income for the year 2002 was adjusted by a € 1 million interest expense related to the debt with Philips (incurred from January 1, 2002 to the acquisition date), and a € 2 million additional expense was recorded to adjust the minority interest loss reported under French GAAP for the period before acquisition date.

(m) Employee offering/bonus shares

Employee shares first offering February 1999

Shares purchased by the employees in connection with the first Employee Offering were payable in three installments: 30% at acquisition date (March 1999), 30% in February 2000, and 40% in February 2001. Under French GAAP, the Group recorded such amount receivable from employees as an asset.

Since the listing date of Thomson (November 1999) in the event of default by the employees, Thomson was allowed to sell all or some of the shares at the market price to cover the remaining outstanding amount due and a flat fee corresponding to 20% of the total subscribed amount to cover administrative expenses for non-payment; if the sale of the shares did not cover the amount due, the employees were responsible for the shortfall and Thomson was entitled to undertake legal proceedings. As a consequence, the amounts payable by the employees were considered as recourse and the treasury shares were considered as sold and the amounts receivable from employees deducted from shareholder’s equity (€ 12 million in 2000, after the second payment).

Employee shares third offering 2000 and fourth offering 2002

In connection with the privatization (October 2000), TSA (formerly THOMSON S.A.) offered shares to Thomson’s present and former employees at a discount of 20%. Under U.S. GAAP, such discount has been recorded as compensation expense (€ 14 million and € 15 million in 2002 and 2000 respectively).

Bonus shares

Under French GAAP, no charge has been recorded in connection with the rights to bonus shares issued in connection with the February 1999, November 1999, October 2000 and March 2002

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Employee Offerings.

Under U.S. GAAP, since the bonus shares will be awarded by TSA (formerly THOMSON S.A) to both present and former employees without any additional consideration and without any obligation for active employees to stay with Thomson during the holding periods required as a condition to be awarded such bonus shares, the fair value of the bonus shares at the employee offering date have been recorded as an expense in 2000 with a corresponding increase to additional paid in capital of € 63 million. Subsequent changes in the fair value of such shares have been recorded as a gain in 2001 and 2002 with a corresponding decrease to additional paid in capital of € 48 million and € 13.5 million respectively.

In the event of forfeiture, the fair value of bonus shares at that time will be credited to income. 1,612,079 bonus shares related to the first offering (February 1999) were delivered to Thomson employee as of March 2002.

(n) Sale-lease back accounting

Thomson Inc. (ex. Thomson multimedia Inc) sold its U.S. Corporate headquarters (Administration and Technical Services buildings) for € 60 million (USD 58 million) in March 2000. The buildings were leased back from the purchaser over a period of twelve years. The resulting lease is accounted for as an operating lease. Under French GAAP, the resulting gain of € 7.1 million (USD 6.5 million) was recognized as of December 31, 2000 (under U.S. GAAP, € 9 million (USD 8.3 million) after adjustment for capitalized interests).

Under U.S. GAAP, the resulting gain is deferred and amortized over the life of the lease, except for the portion of the gain, which exceeds the present value of the minimum lease payments measured at disposal date. Thus, for U.S. GAAP reporting, € 8.4 million (USD 7.8 million) of the gain recorded under French GAAP has been deferred and a gain € 0.6 million (USD 0.5 million) was recognized as of December 2000. As of December 31, 2002, amortization of the deferred portion of the resulting gain represents € 2.1 million (among which € 0.7 million for the year 2002, € 0.8 million for the year 2001 and € 0.6 million for the year 2000).

Thomson sold its French headquarters located in Boulogne-Billancourt for € 91 million in February 2000. The building was leased back from the purchaser for a period of six years under an operating lease. Under French GAAP, the Company recognized a gain of € 32 million corresponding to the difference between selling price and net book value.

Under U.S. GAAP, the excess of such gain over the present value of the minimum lease payments is recognized at disposal date (€ 9 million), while the remaining amount has been deferred and amortized over the lease period for € 3 million, € 4 million and € 4 million for the years ended December 31, 2000, 2001 and 2002 respectively.

(o) Gain on Music Match and TAK dilution

In April 2000, Thomson’s ownership in Music Match was diluted from approximately 20% on a fully diluted basis to 14.3%. Since the offering price per share to the third parties exceeded Thomson’s carrying amount per share of Music Match stock, the difference between Thomson’s interest in the net

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

assets of Music Match before and after the dilution was reflected as a gain under French GAAP (€ 1 million).

Following the dilution of Thomson’s ownership in TAK in September 2001, the difference in Thomson ‘s interest in the net assets of TAK before and after the dilution was recorded as a gain under French GAAP (€ 2.9 million).

Under U.S. GAAP according to SAB 51 “Accounting for Sales of Stock by a Subsidiary”, the realization of such gain is not assured when a subsidiary is newly formed, non-operating entity, at a development stage or if the ability of the entity to continue is in question. In any of such cases, the difference is credited to paid-in-capital. Since Music Match is an Internet related start up company and TAK has suffered significant losses since its creation, such gains were credited to equity and not to the income statement.

(p) Recording of Singingfish acquisition

Under French GAAP, the acquisition of Singingfish, which occurred in September 2000, has been treated as a normal business combination, the excess of the purchase price paid over the fair market value of assets acquired, mainly software, being recorded as goodwill, which is amortized over a 5-year period. In 2001, an impairment loss of € 4 million related to goodwill was recorded.

Under U.S. GAAP according to SFAS 7 “Accounting and Reporting by Development Stage Enterprise” and EITF 98-3 “Determining Whether a Non Monetary Transaction Involves Receipt of Productive Assets or of a Business” this acquisition has been treated as a purchase of assets which does not allow a portion of the purchase price to be allocated to goodwill, resulting in the reclassification of the goodwill recorded under French GAAP to intangible assets (taking into account the deferred tax accounting according to the EITF 98-11 “Accounting for Acquired Temporary Difference in Certain Purchase Transactions that are not Accounted for as a Business Combination”) and in an adjustment on the associated amortization expense.

The impact of such adjustment, including the reversal of French GAAP goodwill amortization expense in 2002 of € 4 million and related tax effect was € (4) million, € (0.4) million and € (1) million as of December 31, 2002, 2001 and 2000, respectively.

(q) Amortization of intangibles recognized through business combinations

Technicolor

Under French GAAP, trademark (USD 230 million, € 219 million translated at December 2002 closing rate) and customer relationship (USD 300 million, € 286 million translated at December 2002 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

In 2001, under U.S. GAAP, the gross deferred tax liability (USD 215 million, € 240 million translated at March 16, 2001) related to these intangible assets has been recorded and a valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on customer relationships for USD 122 million. In addition, in 2001, customer relationships and trademark are amortized over 16 years and 40 years respectively in the amount, net of tax, of USD (9) million (€ (10) million) and USD (3) million (€ (3)

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

million) respectively. In 2002, pursuant to the application of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) to the trademark which was analyzed as having an indefinite useful life, the only amortization charge relates to the customer relationships for an amount net of tax of USD (11) million (€ 12 million).

In addition, in accordance with EITF 95-3, additional restructuring reserve and the related deferred tax were recorded under U.S. GAAP (USD 21 million, € 20 million translated at December 2002 closing rate).

After taking into account the adjustments above as well as those concerning revenue recognition (note 31(t)), stay bonuses (note 31 (v)) and other final purchase adjustments in the amount net of tax of USD 1 million, USD (3) million and USD (3) million respectively (€ 1 million, € (3) million and € (3) million at December 31, 2002 closing rate), gross goodwill as determined under French GAAP increased by USD 110 million (€ 105 million translated at December 2002 closing rate). The corresponding additional amortization charge for year 2001 amounted to USD 8 million (€ 9 million), and nil for year 2002 since goodwill is no longer amortized under U.S. GAAP.

The net effect on net income for the years ended December 31, 2001 and 2002 (excluding the effects recorded under note 31 (t) and (v)) amounts to USD (20) million and USD (14) million (€ (20) and € (15) million translated at the average rates of the years 2001 and 2002, respectively).

The impact of deferred tax liability reversal on profit and loss for year 2001 and 2002 amounts to USD 8 million (€ 9 million translated at year 2001 average rate) and USD 8 million (€ 8 million translated at year 2002 average rate) respectively.

PDSC

Under French GAAP, customer relationships (USD 89 million, € 85 million translated at December 2002 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (USD 36 million, € 34 million translated at December 2002 closing rate) related to this intangible has been recorded and a valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on customer relationships. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of USD (1) million (€ (1) million) in 2002.

In addition, in accordance with EITF 95-3, part of the restructuring reserve and the related deferred tax recorded on the French GAAP balance sheet at the acquisition date were reversed under U.S. GAAP (USD 15 million, € 14 million translated at December 2002 closing rate).

After taking into account the adjustment above, gross goodwill as determined under French GAAP decreased by USD 15 million (€ 14 million translated at December 2002 closing rate), with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

The net effect on net income amounts to USD (1) million (€ (1) million translated at year 2002 average rate).

The impact of deferred tax liability reversal on net income for year ended December 31,2002 amounts to USD 1 million (€ 1 million translated at year 2002 average rate) and has been recorded under note 31 (w).

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Screenvision Europe

Under French GAAP, supplier relationships (€ 22 million) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€ 8 million) related to this intangible asset has been recorded and a valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on supplier relationships. Supplier relationship is amortized over 18 years in the amount, net of tax, of € (1) million in 2002.

After taking into account this adjustment above goodwill as determined under French GAAP is unchanged, with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

Grass Valley Group

Under French GAAP, trademark (USD 45 million, € 43 million translated at December 2002 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (USD 18 million, € 17 million translated at December 2002 closing rate) related to this intangible has been recorded. This indefinite useful life trademark is not amortized under US GAAP.

In addition, in accordance with EITF 95-3, part of the restructuring reserve and the related deferred tax asset recorded on the French GAAP balance sheet at acquisition date were reversed under U.S. GAAP (USD 19 million, € 18 million translated at December 2002 closing rate).

After taking into account the adjustments above, gross goodwill as determined under French GAAP decreased by USD 1 million (€ 1 million translated at December 2002 closing rate), with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

(r) BTS purchase price allocation

In 2001, under French GAAP, in connection with BTS business combination, which was accounted for as a purchase, accruals mainly related to involuntary employee termination and inventory write-offs of Thomson were included as a liability in the purchase price allocation.

Under U.S. GAAP, according to EITF 95-3, the costs related to activities or employees of the acquiring company were not considered in the purchase price allocation and the restructuring reserve and the related deferred tax recorded against goodwill under the French GAAP were reversed under U.S. GAAP. As a consequence, goodwill amortization decreased by € 1 million over 2001.

In 2002, the finalization of the restructuring plans under French GAAP led to additional accruals that were not eligible under U.S. GAAP (as explained in note 31 (b)). Therefore, the BTS gross goodwill recorded under U.S. GAAP is € 23 million lower than the amount recorded under French

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

GAAP. Following the adoption of SFAS 142 in 2002 and since goodwill is no longer amortized under U.S. GAAP, there was no impact on goodwill amortization and the other impact related to restructuring is mentioned in the restructuring adjustment (see note 31 (b)).

(s) Goodwill amortization SFAS 142

SFAS 142 was issued in June 2001 and requires companies to stop amortizating goodwill and indefinite lived intangible assets. Instead, SFAS 142 requires that these intangible assets be tested for impairment at least annually. SFAS 142 was effective for the Company as of January 1, 2002 and for purchase business combinations consummated after June 30, 2001.

For the year ended December 31, 2001, Thomson reversed under U.S. GAAP amortization expense of goodwill on business combinations consummated after July 1, 2001 (Miles O’ Fun Inc. and Technicolor Cinema Advertising LLC), which was recorded under French GAAP for an amount of € 1 million. The net effect on diluted earnings per share of this adjustment is € 0.004 for 2001.

For the year ended December 31, 2002, Thomson reversed the amortization expense of goodwill recorded under French GAAP for an amount of € 78 million, of which € 4 million were reversed as mentioned in the Singingfish adjustment (see note 31 (p)).

(t) Revenue Recognition

t i) Licensing agreement

In November 2000, Thomson entered into a five-year licensing agreement that allows a third party to use certain Thomson patents (the “Licensed Patents”) and simultaneously entered into a five-year software license agreement with the same third party that allows Thomson to use software that will be developed by the third party using the Licensed Patents. Under French GAAP, revenue from the patent licensing agreement was recognized when the patent licensing agreement was executed and non-refundable cash was received by Thomson. Such accounting was appropriate under French GAAP because two separate contracts were entered into by the parties, the cash received was non-refundable, the only obligation of Thomson was to maintain and defend such patents, and the software license agreement includes a “most favored nation provision” allowing Thomson to benefit from lower prices granted by the third party to other customers; thereby providing evidence that the software license agreement pricing is not in excess of fair value. Under U.S. GAAP, the revenue from the patent licensing agreement is considered to be one element of a multi-element arrangement and therefore the patent licensing revenue is being recognized for U.S. GAAP purposes on a straight-line basis over the five-year term of the patent licensing agreement. The impact amounts to € 3 million, € 7 million, and € (23) million for the years ended 2002, 2001 and 2000 respectively.

t ii) Technicolor revenue recognition

Under French GAAP, Thomson recognizes certain revenue related to the duplication of VHS cassettes and DVDs at the time duplication has been completed and title has contractually been transferred. Title transfers upon completion of the duplication process, which is generally prior to shipment to the customer, which is made upon customer requests.

Under U.S. GAAP, the Company is required to comply with the provisions of SAB 101 “Revenue Recognition in Financial Statements” (“SAB 101”) when recognizing revenue. SAB 101 states that

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

revenue is generally realized or realizable and earned when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or the services have been rendered, (c) the seller’s price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured. Under U.S. GAAP, the transaction described above is treated as a bill and hold arrangement requiring revenue recognition upon shipment of videocassettes and DVD’s because of the absence of fixed delivery dates.

For the period from March 16, 2001 through December 31, 2001, the difference between the revenue recognition policies under French and U.S. GAAP amounts to € (2) million. For the year ended December 31, 2002, the impact of such accounting treatment is nil.

(u) Easyplug gain on assets contribution

In December 2001, Thomson contributed cash for a 26% interest in Easyplug Inc. and Thomson Inc. contributed 100% of its wholly owned subsidiary, Easyplug Inc. with a fair value of USD 6.2 million (€ 7 million at December 31, 2001 closing rate) for a 24% interest in Easyplug S.A. At a consolidated level, Thomson has a 50% interest and Schneider Electric has a 50% interest in Easyplug S.A., which is a corporate joint-venture as defined by APB 18 “The Equity Method of Accounting for Investment in Common Stock” (“APB 18”) .

Under French GAAP, the gain associated with the asset contribution has been eliminated at 50% in the amount of USD 3.1 million (€ 3.4 million at 2001 average rate).

Under U.S. GAAP, according to APB 18 as Thomson received shares in exchange of contributed assets, the investments should be recorded at the lower of carrying amount or fair value. Therefore, the gain has been deducted from investment.

(v) Stay bonus

In connection with certain of its recent acquisitions, Thomson entered into agreements with key employees of acquired companies setting up the conditions for payment of certain stay bonuses. These bonuses are an incentive for their benefitors to remain (for a fixed period of time) employees of their company within the Group they have recently joined and allow Thomson to capitalize on their knowledge and experience.

Under French GAAP, such bonuses have been accounted for as an adjustment of the purchase price for € 7 million at December 31, 2002.

Under U.S. GAAP, Thomson is required to comply with the provisions of SFAS 141 “Business Combination” (“SFAS 141”) and EITF 95-08 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” when accounting for these bonuses stating that depending on certain conditions, such contingent consideration should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for future services. The above mentioned € 7 million contingent consideration has been accounted for as compensation for future services and amortized over the duration of the stay period. As such, goodwill decreased by € 7 million as of December 31, 2002 and a € 6 million compensation expense was recorded in operating income for the year ended December 31, 2002.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(w) Income tax

In 1999, under U.S. GAAP, the valuation allowance related to credit carryforwards of the main US subsidiary, which had no expiration date, was reversed.

Under French GAAP, the valuation allowance was retained due to a more conservative approach because of the existence of a long history of operating losses.

As of December 31, 1999, under U.S. GAAP, the deferred tax related to unrealized gain on securities owned by Thomson not recognized under French GAAP (Note 31(a) above), was partially offset by the utilization of long-term capital losses carryforward and the reversal of the deferred tax valuation allowance related to tax loss carryforwards. As a consequence, the utilization of such tax loss carryforward recorded in fiscal year 2000 under French GAAP is eliminated under U.S. GAAP in the amount of € 51 million, as well as the utilization of such long-term capital losses carryforward in the amount of € 45 million.

Tax effects on other U.S. GAAP adjustments have been recorded in an amount of € (23) million in 2000, € (14) million in 2001 and € (10) million in 2002.

Under U.S. GAAP, in connection with deferred tax liabilities recognized on acquired intangibles assets, (Note 31 (q) above), valuation allowance was reversed against goodwill in the amount of € 42 million and € 138 million as of year-end 2002, and 2001 respectively.

(x) Presentation of Consolidated Balance Sheets

Classification of the Balance Sheet

The classification of certain items and the format of Thomson‘s Consolidated Balance Sheets vary to some extent from U.S. GAAP.

On March 16, 2001, Thomson has issued non-interest bearing notes, which are redeemable only in ordinary shares for an amount of € 761 million. Under French GAAP, these notes have been classified within equity.

Under U.S. GAAP, such instruments that have debt characteristics should be classified as a liability. Such notes were redeemed as of March 16, 2002.

In the consolidated balance sheets, the portion of “Trade accounts and notes receivable” expected to be collected after one year is € 37 million, € 98 million and € 166 million at December 31, 2002, 2001 and 2000 respectively. Similarly, the share of “Other receivables” expected to be collected after one year amounts to € 49 million, € 3 million and € 25 million at December 31, 2002, 2001 and 2000 respectively. The short-term portion of “Loans and other non current assets” expected to be realized within one year is € 92 million, € 2 million and € 7 million at December 31, 2002, 2001 respectively and would be classified as a current asset under U.S. GAAP.

Under U.S. GAAP, in the consolidated balance sheets, the current portion of “Other reserves” (€ 118 million, € 119 million and € 190 million at December 31, 2002, 2001 and 2000 respectively) and the short-term portion of debt (€ 262 million, € 293 million and € 298 million at December 31, 2002, 2001

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

and 2000 respectively) would be classified as current liabilities in the consolidated balance sheets. Additionally, U.S. GAAP would require the long-term portion of “Other creditors and accrued liabilities” (including the “debt related to Technicolor acquisition” caption) to be shown as a non-current liability (€ 404 million, € 651 million and € 48 million at December 31, 2002, 2001, and 2000 respectively).

Thomson had bank accounts cash deposits of € 80 million, € 92 million and € 35 million at December 31, 2002, 2001 and 2000 as a compensating balance to a loan in the same amount at a preferential interest rate. Under U.S. GAAP these amounts would be disclosed as non-current assets in the consolidated balance sheets and would therefore reduce cash and cash equivalents by the same amount.

Additional information:

Finished goods inventory amounted on a gross basis to € 331 million, € 471 million and € 503 million as of December 31, 2002, 2001 and 2000 respectively. As of the same dates, finished goods inventory net of allowances amounts to € 291 million, € 425 million and € 464 million, respectively.

Purchase goods for resale inventory amounted to € 230 million, € 257 million and € 424 million as of December 31, 2002, 2001 and 2000 respectively. As of the same date, purchase goods for resale inventory net of allowance amounts to € 211 million, € 219 million and € 400 million, respectively.

The valuation allowance described under Note 13 corresponds exclusively to uncollectible accounts.

Other creditors and accrued liabilities include income tax payable, deferred taxes and accrued taxes for € 244 million, € 290 million and € 343 million as of December 31, 2002, 2001, and 2000 respectively, royalties to be paid for € 223 million, € 116 million and € 72 million, as of December 31, 2002, 2001 and 2000 respectively, deferred income for € 102 million, € 102 million and € 17 million as of December 31, 2002, 2001 and 2000 respectively and advertising and promotion payables for € 20 million, € 61 million and € 76 million as of December 31,2002, 2001 and 2000 respectively.

Sales between Displays and Components segment and Consumer Products segment are made based upon market conditions.

(y) Presentation of the Consolidated Income Statements

y i) Operating income

Certain expenses such as “Employee profit sharing expense” in 2000, Amortization of goodwill in 2000 and 2001, and “Restructuring costs” and “Pension plans costs” for all period presented, which are classified for the respective year under French GAAP as non-operating expenses are classified as operating expenses under U.S. GAAP.

In 2001, in order to avoid any disruption in the delivery of the products that could have resulted from the transfer of production from Scranton to Mexicali, the Company created excess inventory in order to continue delivery during the Mexicali plant start up period, which has been stored in a third party

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

warehouse. The related costs have been considered as incidental to the Scranton restructuring and have been included in restructuring costs under French GAAP. Under U.S. GAAP, such costs would have been included under Selling, General and Administrative expenses (€ (7) million).

In 2001, as part of a substantial reassessment of its product portfolio, the Group discontinued certain products or product lines, which have not resulted in restructuring plans. The related costs, mainly write-off of finished goods and raw material inventory (€ (30) million), purchase order and other contract cancellation costs (€ (18) million) and associated fixed asset write-offs (€ (16) million) have been recorded as non-current items under French GAAP as of December 31, 2001. Under U.S. GAAP, such costs were reflected in 2001 in the operating income. In 2002, the Group succeeded in negotiating the reduction of certain contract cancellation costs mentioned above by € 5 million. Therefore and consistently with 2001 classification, the group classified such reversal as an exceptional gain under French GAAP.

The items comprised under the “other” line are described below for 2001 and 2002:

a) Under French GAAP, in connection with patents infringement settlements (note 3 and 6), the Group elected to classify under “Other income and expense” the estimated amount in excess of “reasonable royalties to be paid” (€ (8) million and €(6) million in 2002 and 2001 respectively).

b) During the second half of 2001, the Group experienced operational inefficiencies on one of its panel lines due to equipment failure. In 2001, the portion of scrap and overheads and labor variance in connection with this situation has been classified under “Other income and expense” under French GAAP (€ (7) million). In 2002, € 10 million of the proceed received from insurance recovery has been classified as a non-current items under French GAAP (Note 6). In addition, under French GAAP, in 2002, the Group recorded under “other income and expenses” the operational inefficiencies costs amounting to €(3) million in connection with fire damages in one of its Display and Components plant.

c) Other suppliers commitments costs (€ 0 million and € (2) million, in 2002 and 2001 respectively), other write-offs of fixed assets (€ (14) million and € (7) million, in 2002 and 2001 respectively) and a previous year tax adjustment relating to the licensing business (nil and € (2) million, in 2002 and 2001 respectively) have been considered as extraordinary under French GAAP.

Those items listed under a), b) and c) notes above have been reclassified under “Operating expenses” for U.S. GAAP purposes due to their operational nature in the amount of € (15) million and € (24) million for 2002 and 2001 respectively.

Other items, recorded under non-current under French GAAP were reclassified in operating income under U.S. GAAP in 2002, the net effect of which is € 0 million.

Finally, in 2001, Thomson decided to exit the Dye Transfer business acquired as part of Technicolor transaction. The net book value of the Dye Transfer equipment was written down to fair market value, determined to be zero. Under French GAAP, the indirect costs expected to be non-recurring if the activity ceased (i.e. utilities and rent) have been recorded under “Other income and expense”. Under U.S. GAAP, the Dye Transfer activity does not qualify as discontinued operations under APB 30 and the results during the period March 17, 2001 to December 31, 2001 should be reflected as gross

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

in the income statement, leading to the reclassification of € (2) million from “Other expenses” to “Operating expenses”.

The table below reconciles operating income under French GAAP to operating income under U.S. GAAP. Amounts displayed in the next table that would not have been explained here above, are fully explained in other parts of this reconciliation note.

	Year ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S dollars)*
Operating income as reported in the Consolidated Income Statements	546	636	718	846

Adjustments
Restructuring	(11)	(104)	1	1
Pension and termination benefits	2	—	(13)	(15)
Post retirement transition obligation	(10)	(21)	(2)	(2)
Forward exchange contracts	(16)	(13)	(10)	(12)
Capitalized development costs	1	—	—	—
Capitalized interest	1	—	(1)	(1)
Provision for year 2000 and Euro	(4)	(7)	(1)	(1)
Subsidiaries controlled but not consolidated	7	(30)	(2)	(2)
Recording of Singingfish acquisition	(3)	(15)	(13)	(15)
Trademark, customer relationship amortization	—	(22)	(26)	(31)
Revenue recognition	(23)	5	3	4
Stay bonuses	—	—	(6)	(7)
Compensation (expense) gain related to employee offerings	(78)	48	(1)	(1)

Sub total	(134)	(159)	(71)	(82)

Reclassifications
Restructuring	(105)	(107)	(141)	(167)
In process R&D	—	—	(5)	(6)
Back up excess inventory	—	(7)	—	—
Contracts cancellation costs	—	(18)	5	6
Inventories write-off related to portfolio reassessment		(30)	—	—
Fixed assets write-off related to portfolio reassessment	—	(16)	—	—
Other reclassifications	—	(24)	(15)	(18)
Dye transfer	—	(2)	—	—
Goodwill amortization reclassification	(7)	(49)	—	—
Pension plans interest costs	(14)	(20)	(26)	(31)
Employee profit sharing reclassification	(2)	—	—	—
Sub total	(128)	(273)	(182)	(216)

Operating income according to U.S. GAAP	284	204	465	548

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

y ii) Research and development expenses

Under U.S. GAAP, after the reclassification of research and development expenses to Cost of Sales (see Note 31 y iii)) and the elimination of the development costs capitalized under French GAAP (see Note 31(h)), research and development expenses would be € 364 million, € 346 million and € 325 million for the years ended December 31, 2002, 2001 and 2000, respectively.

y iii) Cost of sales

Under French GAAP, Thomson has classified certain costs in the income statement as research and development costs that under U.S. GAAP would be considered as cost of sales. The presentation under U.S. GAAP would have the effect of increasing cost of sales, decreasing gross margin, and decreasing research and development expense by € 10 million, € 22 million and € 25 million for the years ended as of December 31, 2002, 2001 and 2000, respectively.

In addition, research and development in process write-off on acquired entities has been reclassified from non-current under French GAAP to operating under U.S. GAAP in the amount of € (5) million in 2002.

In addition, under French GAAP, warranty costs in the amount of € 150 million, € 166 million and € 190 million for the years ended December 31, 2002, 2001 and 2000, respectively, have been classified in selling general, and administrative expenses. Under U.S. GAAP, these amounts would be classified as cost of sales thus decreasing the gross margin by these respective amounts.

Under French GAAP, Thomson has classified cooperative advertising and promotions expenses, which have not been reclassified as a deduction of sales as required by the provision of the EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendors Products”, under “selling, general and administrative expense” caption. Under U.S. GAAP, such costs should be classified as cost of sales, thus decreasing the gross margin by € 53 million, € 56 million and € 87 million for the years ended December 31, 2002, 2001 and 2000, respectively.

y iv) Additional information

Amortization of capitalized software costs was € 29 million, € 28 million and € 17 million for 2002, 2001 and 2000 respectively.

Repair and maintenance costs are expensed as incurred. These costs were € 90 million, € 89 million and € 85 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Advertising costs are expensed as incurred. These costs were € 75 million, € 54 million and € 73 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Rental expense was € 132 million, € 103 million and € 73 million for 2002, 2001 and 2000 respectively.

The “Other Than Temporary Impairment” charge recorded under U.S. GAAP for listed securities amounted to € 11 million, € 58 million and nil in 2002, 2001 and 2000, respectively.

Legal costs are accrued for when they are estimable and probable to be incurred.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Shipping and handling costs amounted to € 302 million, € 266 million and € 245 million for the years ended as of December 31, 2002, 2001 and 2000 and were classified under cost of Sales.

(z) Additional U.S. GAAP information

z i) Other comprehensive income

SFAS No. 130, “Other Comprehensive Income,” defines comprehensive income as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

Under U.S. GAAP, the following information would be displayed within the Consolidated financial statements as either a separate statement or as a component of the Consolidated Statement of Changes in Shareholders’ Equity and Minority Interests:

	Year ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S. dollars)*
Net income according to U.S. GAAP	136	191	351	414

Other comprehensive income
Minimum liability adjustment	(10)	(13)	(37)	(44)
Foreign currency translation adjustments	47	96	(400)	(471)
Unrealized gain on securities:
Unrealized holding gains (loss) arising during the period	(434)	(166)	(227)	(268)
Less: reclassification adjustments for (gain) loss included in net income	(18)	(113)	1	1

Net unrealized gains on securities	(452)	(279)	(226)	(267)

Tax effect of the above adjustments**	88	53	17	20
Comprehensive income (loss) according to U.S. GAAP	(191)	48	(295)	(348)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.
**	Under U.S. GAAP the unrealized gain (loss) on securities is a temporary difference, the tax effect of which is partially offset by the reversal of the deferred tax valuation allowance in the amount of € 98 million in 1999 and utilization of long-term capital losses carryforward with the tax effect of € 65 million in 1999. In 2000, 2001 and 2002 the decrease of the unrealized holding gains has resulted in the recognition of a deferred tax gain offsetting part of the deferred tax liability recorded in 1999.

If Thomson were to present Consolidated Financial Statements in accordance with U.S. GAAP, the accumulated balances for minimum liability adjustment, foreign currency translation adjustments and unrealized gains on available-for-sale securities, respectively, would be disclosed on the face of

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances of each classification noted above.

	Minimum Liability Adjustment	Foreign Currency Translation Adjustments	Net unrealized Gains on Securities	Accumulated Other Comprehensive Income
2000
Balance beginning of the year	(37)	(57)	940	846
Current period change	(10)	47	(452)	(415)

Balance end of the year	(47)	(10)	488	431

2001
Balance beginning of the year	(47)	(10)	488	431
Current period change	(13)	96	(279)	(196)

Balance end of the year	(60)	86	209	235

2002
Balance beginning of the year	(60)	86	209	235

Current period change	(37)	(400)	(209)*	(646)

Balance end of the year	(97)	(314)	0	(411)

*	The accumulated CTA on unrealized gain has been included under the column “Foreign Currency Translation Adjustments” and represents a decrease of € 17 million in the current period change of CTA in the year 2002.

z ii) Earnings per share under U.S. GAAP

Employee offering

Under French GAAP, the Employee Offering (Note 17) is treated as a capital increase and the average number of shares is computed after having considered the shares issued to employees.

Earnings per share according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Year ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of US dollars) *
Net income	136	191	351	414
Average number of shares basic U.S. GAAP	252,039,992	265,113,508	279,590,805	279,590,805
Earnings per share according to U.S. GAAP
Basic	0.54	0.72	.1.26	1.49
Diluted	0.54	0.69	1.21	1.43

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Reconciliation of average number of shares from French to U.S. GAAP:

	December 31,
	2000	2001	2002
Average number of shares used for French GAAP calculations as restated for October 1999 and June 16, 2000 stock splits.	252,039,992	274,181,607	277,240,438

Treasury shares loaned		3,246,969	2,350,367

Redeemable bonds		(12,315,068)	—

Average number of shares used for U.S. GAAP calculation (basic)	252,039,992	265,113,508	279,590,805

The U.S. GAAP accounting treatment in connection with the treasury shares lent to third parties does not differ from French GAAP. The shares lent are directly credited to equity. Thomson transferred the control over the shares to the third party. Accordingly, for Earnings Per Share purposes, these shares are treated as outstanding.

“ORA” bonds issued on March 16, 2001 were redeemed for 15. 5 million Thomson shares on March 16, 2002.

Reconciliation from basic earnings per share to diluted earnings per share:

	Income numerator	Shares Denominator	Per share Euro	Per share U.S. dollar
	(in millions of Euro)
2002
Earnings per share according to U.S. GAAP (basic)	351	279,590,805	1.26	1.49
Dilutive effect of convertible bonds (“OCEANE 2002)	3	11,973,618	(0.04)	(0.05)
Dilutive effect of promissory notes issued to Carlton	2	4,000,000	(0.01)	(0.01)

Earnings per share according to U.S. GAAP (diluted)	356	295,564,423	1.21	1.43

As of year-end 2002, the OCEANEs 2000 (Note 21) are antidilutive on the earnings per share.

	Income numerator	Shares Denominator	Per share Euro	Per share U.S. dollar
	(in millions of Euro)
2001
Earnings per share according to U.S. GAAP (basic)	191	265,113,508	0.72	0.63
Dilutive effect of redeemable bonds (ORA)		12,315,068	(0.03)	(0.03)

Earnings per share according to U.S. GAAP (diluted)	191	277,428,576	0.69	0.60

As of year-end 2001, the OCEANEs 2000 (Note 21) and promissory notes issued to Carlton (Note 23) are antidilutive on the earnings per share

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

	Income Numerator	Shares Denominator	Per share Euro	Per share U.S. dollar
	(in millions of Euro)
2000
Earnings per share according to U.S. GAAP (basic)	136	252,039,992	0.54	0.46
Earnings per share according to U.S. GAAP (diluted)	136	252,039,992	0.54	0.46

As the average price for the period is below the exercise price in 2002, 2001 and 2000 respectively, the stock option do not have any dilutive effect on the earning per share of the Group as of December 31, 2002, 2001 and 2000.

* Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1,00 to USD 1.1786 for 2002, at the February 25, 2002 noon buying rate of € 1.00 to USD 0.8713 for 2001, at the June 5, 2001 noon buying rate of € 1.00 to USD 0.8504 for 2000.

z iii) Effect of change in accounting principle on diluted earnings per share

In connection with the change in accounting principles related to the non amortization of trademarks with indefinite useful lives under French GAAP as of January 1, 2001, the net effect on U.S. GAAP diluted earnings per share of the elimination of the amortization on such intangibles is € (0.023) for the year 2000.

z iv) Combined information concerning pro rata consolidated entities

In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the pro rata consolidation method, summarized financial information of the Company’s assets, liabilities, revenues, expenses and cash flows related to investments accounted for using the pro rata consolidation method has been prepared as of December 31, 2002, 2001 and 2000.

The condensed financial statements presented hereafter relate to the following entities:

For 2002 only: ScreenVision Europe entities sub-group (Note 30), Thomson Zhaowei Multimedia Co Ltd, Cinema Billboard Network LLC, ScreenVision Cinema Network LLC, Technicolor Cinema Billboard Inc, Technicolor Screen Advertising, Technicolor Screen Services Inc. and Val Morgan Cinema advertising Inc.

For 2002 and 2001: Technicolor Digital Cinema LLC, Technicolor Cinema Advertising LLC, 3DC LLC, Easyplug SAS and Easyplug Inc.

For 2001 and 2000: TAK SAS.

	December 31
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S. dollars *)
Balance sheet data
Non current assets	1	69	104	123
Current assets	3	39	77	91
Non current liabilities	—	4	21	25
Current liabilities	2	23	42	50

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Income statements data
Net sales	—	21	56	66
Cost of sales	(2)	(25)	(42)	(50)
Gain (loss) from operation	(12)	(28)	(17)	(20)
Net gain (loss)	(10)	(31)	(30)	(35)

Cash flow data
Cash flow data from operating activities	(11)	(32)	(25)	(29)
Cash flow data from investing activities	(1)	(16)	(12)	(14)
Cash flow data from financing activities	—	(18)	(6)	(7)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

z v) Recently issued accounting pronouncements

Effective July 1, 2001, Thomson adopted FASB Statement No. 141, “Business Combinations,” (“SFAS 141”) which requires that all business combinations be accounted for under the purchase method of accounting. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

Effective January 1, 2002, Thomson adopted SFAS 142 for all acquired goodwill and intangible assets except for the entities accounting for under equity method covered by APB 18. Under SFAS 142, goodwill is no longer amortized, but is tested for impairment on at least an annual basis. Intangible assets with indefinite lives are also no longer amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful life. For the year ended December 31, 2001, transition provisions of SFAS 142 require that goodwill and indefinite lived intangible assets acquired after June 30, 2001 were subject to non-amortization provisions since the acquisition date.

The impairment test for goodwill involves a two-step process. Step one consists of a comparison of a reporting unit’s fair value to its carrying value. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. SFAS 142 requires the initial impairment test of goodwill to be performed as of January 1, 2002. As of January 1, 2002, Thomson completed the transition impairment test for these assets and determined that the fair value of the reporting units was in excess of the carrying amount. Accordingly, there was no impairment of goodwill upon adoption of SFAS 142. Subsequently, Thomson performed its annual impairment test as of June 30, 2002, which did not result in any impairment charge.

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of these intangible assets to their fair value. Any excess of the carrying amount over an asset fair value is recorded as an impairment charge. Thomson completed the impairment test for these assets as of January 1, 2002 and determined that the fair value of these assets was in excess of the carrying amount. Accordingly, no impairment charges were recorded upon adoption of SFAS 142 related to indefinite lived intangibles. Another test was realized as of a June 30, 2002 and did not result in any impairment charge.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Intangible assets acquired during the year ended December 31, 2002 subject to amortization amount to € 206 million and primarily consist of customer relationships of Panasonic Disc Services Corporation (€85 million), supplier relationships of ScreenVision Europe (€ 22 million), certain rights on intellectual property acquired (€ 89 million) as well as acquired developed technology (€ 10 million). The weighted average amortization period is 13 years.

	2001		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	In millions of Euro
Customer and supplier relationship	340	(17)	393	(32)
Intellectual property rights	105	(41)	117	(27)
Others intangibles mainly software	201	(108)	195	(126)
Total definite life intangible assets	646	(166)	705	(185)

The increase in intangible assets in 2002 primarily related to the effect of business combinations partially offset by the effect of the decrease of the U.S. dollar against the Euro.

The aggregate amortization expense for intangible assets for the year ended December 31, 2002 was € 74 million. On a full year basis the amortization of intangible assets would have amounted to € 86 million. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for 2003 would be € 86 million and then € 67 million for each of the four succeeding years.

Intangible assets with indefinite life acquired during the year ended December 31, 2002, and which are not subject to amortization, amount, based on preliminary allocation, to € 43 million and primarily relate to the acquisition of Grass Valley Group.

The carrying amount of intangible assets with indefinite life reaches € 321 million and € 323 million as of December 31, 2002 and 2001, respectively and is primarily related to Technicolor trademark denominated in U.S. Dollars. As a consequence, changes in the carrying amount result of the impact of the conversion in euro of USD denominated intangible assets in 2002.

The research and development assets acquired and written off in the period amounted to € 5 million.

Under U.S. GAAP, the aggregate amount of goodwill acquired in 2002 approximated € 611 million, net of deferred tax.

The roll forward of goodwill under U.S. GAAP is as follows

	Goodwill
	January 1, 2002	Acquisitions	Final purchase allocation	Impairment	Currency Translation Adjustments	December 31, 2002
	In millions of Euro
Digital Media Solutions	871	544	7	—	(164)	1,258
Consumer Products	34	67			(1)	100

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

Displays& Components	2	—	—	—	—	2

Total	907	611	7	—	(165)	1,360

A reconciliation of reported net income and net income per share for prior periods to exclude amortization of goodwill and indefinite-lived intangible assets follows (in millions of Euro):

	Year ended December 31,
	2000	2001	2002
Reported U.S. GAAP net income	136	191	351
Add back
Goodwill amortization	7	49	—
Intangible Asset Amortization(1)	6	5	—
Adjusted net income	149	245	351
Per share amount (on a basic basis)
Reported U.S. GAAP Basic EPS	0.54	0.72	1.26
Add back
Goodwill amortization	0.03	0.18	—
Intangible Asset Amortization(1)	0.02	0.02	—
Adjusted U.S. GAAP Basic EPS	0.59	0.92	—

(1)	relates to Intangible assets that are no longer amortized in application of the provisions of SFAS 142.

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations”(“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. As used in this statement, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppels. SFAS 143 is effective for Thomson beginning on January 1, 2003. The company does not expect the adoption of SFAS 143 to have a material impact on its financial position or results of operations.

The Company adopted FASB Statement No.144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS 144”) on January 1, 2002. SFAS 144 which supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” establishes a single model to account for the impairment of assets to be held or disposed, incorporating guidelines for accounting and disclosure of discontinued operations. The adoption of SFAS 144 did not have a material impact on the company’s financial position or results of operations.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 nullifies the current guidance in EITF 94-3 for accounting for these types of costs. SFAS 146 generally requires a liability for a cost associated with an exit or disposal of activity to be recognized only when the liability is incurred. In addition, SFAS 146 requires most liabilities to be recorded at their fair value. SFAS 146 is to be applied prospectively

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

to exit or dispose activities initiated after December 31, 2002 though early adoption is permitted. The Company will adopt SFAS 146 as of January 1, 2003. Exit or disposal plans initiated prior to the adoption of SFAS 146 will continue to follow the guidance pursuant to EITF 94-3. The adoption of SFAS 146 is not expected to have a material impact on our financial position or results of operations. The statement will however affect the timing and recognition of certain exit costs in the future for new exit plans and will generally result in those costs being recognized later than under EITF 94-3

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and provides alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 31 (e) for disclosures related to stock based compensation. Thomson intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirement for Guarantees, including Indirect Guarantee of Indebtedness of Other” (“FIN 45”), which requires additional disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, the liability for the fair value of the obligation when issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and provided in Note 31 zxi) in this U.S. GAAP reconciliation. The liability recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. Thomson is currently assessing the impact of FIN 45 liability recognition will have on its consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public companies with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Group is currently assessing what the impact of FIN 46 will be on its financial statements.

Thomson disclosed in Note 25 a) two transactions with two special purpose entities. It is reasonably possible that these two entities will qualify as VIEs as defined by FIN 46 and that the Company will qualify as the primary beneficiary. Disclosure required by paragraph 26 of FIN 46 as it relates to these two entities is given in Note 25 a).

In November 2002, the EITF reached a consensus on issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on a model to be used to determine when a

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements and the cumulative effect of a change in accounting principle will be recorded in accordance with APB Opinion No. 20, “Accounting Changes”. The Company is currently assessing the impact of EITF 00-21 on its financial statements.

z vi) Vendor Agreement

On November 22, 2000, Thomson entered into a product development and purchase agreement with a vendor. The development provisions of the agreement required that Thomson pays the vendor a total amount of USD 6 million (€ 7 million translated at December 2001 closing rate) upon the completion of certain agreed upon milestones in the development process during 2001. At each payment date, Thomson would have also become vested in warrants for the purchase of shares of the vendor’s stock. The product purchase provisions of the agreement required Thomson to purchase minimum quantities during 2002 and 2003. To the extent Thomson would have reached the minimum purchase quantities set forth in the agreement, Thomson would have become vested in additional vendor shares warrants. Thomson entered into three derivative instruments (the “Derivatives”) in order to be protected from a decline in the vendor shares market value that might be obtained upon exercise of the warrant.

In December 2001, the two parties agreed to terminate the purchase and warrant agreements and to cancel all unvested shares purchased under the warrants.

Accordingly the Derivatives were terminated for cash recognizing a total gain of € 35 million recorded under non-operating result. The portion of the gain on settlement of the collars which exceeded the fair value of the derivatives hedging the warrants as of December 31, 2000 has been recognized through earnings and a transition adjustment was recorded in the amount of USD 4.7 million (€ 5.3 million translated at 2001 average rate), or € 0.02 per share as subsequently to the adoption of SFAS 133, the collars could not hedge the warrants any longer.

z vii) Concentration of credit risk

The concentration of credit risk for Thomson is mainly restricted to its customer portfolio. Thomson has one significant US customer which represents approximately 6.7 % of the net sales of the group in the amount of € 687 million for 2002 (11 % of the net sales of the group in the amount of € 1,135 million for 2001 and 11% of the net sales of the group in the amount of € 1,010 million for 2000); such net sales are reported under the Consumer Product Business Segment. Account receivables from this customer amounted to € 100 million (6 % of the group account receivables), € 201 million (9% of the group account receivables) and € 116 million (7% of the group account receivables) for the year ended December 31, 2002, 2001 and 2000 respectively.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

z viii) Cash flow presentation

The following table presents the reconciliation from net result to cash provided by operating activities in accordance with SFAS 95 “Statement of cash-Flows” for the years ended 2002, 2001 and 2000:

	Year ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S. dollars*)
Net income (loss)	394	286	373	440
Minority interests	(18)	(22)	(13)	(15)

Adjustments to reconcile net income (loss) before minority interests to net cash provided by (used in) operating activities:
Equity result of unconsolidated subsidiaries (net of dividends received)	4	3	—	—
Depreciation of property, plant and equipment	292	347	358	421
Amortization of intangible assets	39	86	116	137
Amortization of customer contracts	0	54	66	78
Allowances for losses on fixed assets, investments and provision for retirement indemnities	60	118	117	138
Deferred taxes	(104)	(4)	(22)	(26)
Net gain on disposal of fixed assets	(59)	(172)	(79)	(93)
Changes in restructuring and other reserves items	79	(85)	(54)	(64)

Net change in net working capital:
Decrease (increase) in inventories	(311)	524	155	183
Decrease (increase) in trade and other receivables(a)	(68)	(45)	401	472
Increase (decrease) in trade accounts and notes payable and accrued expenses	165	60	(139)	(164)
Change in other current assets and current liabilities	(63)	(145)	(175)	(206)
Changes in working capital	(277)	394	242	285

Net cash provided by operating activities	410	1,005	1,104	1,301
Interest paid	(33)	(33)	(22)	(26)
Income taxes paid	(217)	(102)	(205)	(242)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

(a)	Excluding the impact of securitization and cash generated by DirecTV receivables (note 1e), change in trade and other receivables amount to € 401 million, €(30) million, € 27 million at December 31, 2002, 2001 and 2000 respectively.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

z ix) Discontinued operation TAK

As described in note 3 to the consolidated financial statements, Thomson decided to discontinue its activity of interactive home entertainment services to customer in the last quarter 2002 through the signature of agreements with an internet service provider to which such activity has been transferred. Such activity was run through its subsidiary TAK, part of the New Media Services segment.

Costs associated with these agreements, employee termination and exit costs as well as other operational cost amount to € (13) million for the year 2002, € (13) million for 2001 and € (6) million for 2000, respectively. Assets as of December 31, 2002 include a tax receivable from French state of € 3.5 million. According to the provisions of SFAS 144, the discontinuation of this activity is presented above as a separate component of income before extraordinary items and net of income taxes:

	Year ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S dollars*)
Income from continuing operation before income taxes	260	357	430	507
Income taxes	(119)	(154)	(66)	(78)
Income from continuing operations	141	203	364	429
Discontinued operations (Note 3)
Loss from discontinued operations	(6)	(13)	(13)	(15)
Income tax benefit	1	1	—	—
Discontinued operations	(5)	(12)	(13)	(15)
Net income	136	191	351	414

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

z x ) Technicolor unaudited pro forma information for 2000 and 2001

The supplemental unaudited pro forma information on a U.S. GAAP basis related to the acquisition of Technicolor is detailed as follows:

Had the acquisition of Technicolor occurred at the beginning of 2000 and 2001, respectively, the unaudited pro forma revenues of Thomson, including Technicolor, would have been € 10,8 billion and € 10,8 billion for the years ended December 31, 2000 and 2001, respectively and unaudited pro forma operating income would have been € 392 million and € 165 million for the years ended December 31, 2000 and 2001, respectively. Unaudited pro forma net income would have totaled € 185 million and € 104 million and the related unaudited pro forma basic earning per share would have been € 0.74 and € 0.39 for the years ended December 31, 2000 and 2001, respectively.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

The unaudited pro forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisition of Technicolor been consummated on the dates indicated above, nor are they necessarily indicative of future operating results.

z xi) FIN 45

Under French GAAP, and following the recommendation issued by the ‘Commission des Opérations de Bourse’ for December 31, 2002 closing, off-balance sheet commitments, financial debt as well as leases are all reported in a single note to the consolidated financial statements, Note 25. The guarantees disclosed in these tables do not include those securing future obligations already reported in these tables (such as financial debt and future lease payments). In addition, since Thomson off balance sheet commitments do not cover complex operations, the sole information provided is a brief description of the nature of the commitment, its carrying value and maturity.

Under U.S. GAAP and pursuant to FIN 45 application, Thomson shall disclose information on all guarantees except on those covering the consolidated entity own future performance and provide additional disclosure of the guarantees given.

The supplemental disclosures required by FIN 45 are as follow:

Guarantees securing debt of other Group entities

As of December 31, 2002 Thomson multimedia Asia Pacific has fully and unconditionally guaranteed for Thomson Foshan Colour Pictures Company (Foshan), a 55 percent owned subsidiary, short-term credit lines of USD 85 million (€ 90 million) granted by a consortium of banks. Foshan had drawn USD 77 million (€ 81 million) under this credit line at December 31, 2002. The guarantee matures within one year consequently with the term of the credit line.

Guarantees securing payment of operating leases

Thomson Inc. guarantees two operating leases for other Thomson entities in North America. One concerns the lease of a Technicolor facility ending December 31, 2013 for total future payments of USD 35 million (€ 37 million). Thomson Inc. also guarantees payment of operating leases in Canada for a total amount of CAD 12 million (€ 7 million).

Guarantees securing performance of group entities

The following guarantees are already disclosed in the note 25. However, FIN 45 requires further disclosures.

In the framework of its broadcasting activities, the Group regularly responds to invitations to tender. In order to secure the Group’s bids and to obtain an indemnity in case of default, the client sometimes requires a bid bond issued by a bank. As of December 31, 2002, these guarantees amount to € 17 million and mature within one year.

Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. As of December 31, 2002, these guarantees amount to € 14 million. € 11

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

million is related to long-term contract in its broadcast activities, and USD 3 million (€ 3 million) was issued by TSA (formerly Thomson S.A.) for a telephone supply contract in Mexico. The approximate term of these guarantees is less than two years.

To finance the development costs of certain long-term contracts, the Group receives payments from clients. In order to guarantee the reimbursement of these payments if the Group does not fulfill its contractual obligations, the Group sets up advance payment restitution guarantees. As of December 31, 2002, these guarantees amount to € 5 million.

As of December 31, 2002 the Group provides bank guarantees for legal court proceedings and customs duties for a total amount of € 52 million.

Guarantees for customs duties amount to € 31 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory custom regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is aimed at covering the duties to be paid during the credit period.

The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

Guarantees given for legal court proceedings amount to € 21 million. Videocolor SpA, an Italian Group entity, gives the Italian direct tax office a bank guarantee for € 7 million, in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998 (note 28). Thomson (consolidating holding) granted a € 6 million guarantee to a legal court in France on behalf of its subsidiary TMSE, to obtain extension of the payment of penalties for unfair competition, while it is appealing the judgment.

The Group guarantees certain customers lease and debt related to the customers’ purchase of fixed assets for a total amount of € 9 million. These guarantees are made in the framework of a joint vendor-financing program initiated by Thomson Broadcast System S.A to finance sales to customers through leasing operation for an amount of € 6 million. The Group guarantees the customer debt up to this amount.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(aa) Schedule II

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Opening balance	Charged to costs and expenses	Reversal of provisions	Deductions	Other movements*	Closing balance
	(in millions of Euro)
Valuation and qualifying accounts deducted from the related accounts:

2002

Trade accounts and notes receivable	79	24	(24)	—	(12)	67
Other investments	179	82	—	(49)	(22)	190

2001

Trade accounts and notes receivable	61	15	(38)	(3)	44	79
Other investments	96	104	(4)	(3)	(14)	179

2000

Trade accounts and notes receivable	51	17	(11)	(2)	6	61
Other investments	45	42	(1)	(5)	15	96

Liabilities—Other reserves:

2002

Losses on subsidiaries	52	8	(1)	(3)	(5)	51
Others	81	44	(21)	(42)	11	73

2001

Losses on subsidiaries	12	38	—	(3)	5	52
Others	138	62	(58)	(69)	8	81

2000

Losses on subsidiaries	21	1	(2)	—	(8)	12
Others	90	93	(21)	(26)	2	138

*	Includes changes in scope of consolidation and currency translation adjustments.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

32. U.S. GAAP RECONCILIATION

(a) Net income

	Year Ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S. dollars*)
Net income as reported in the Consolidated Income Statements	394	286	373	440
(a) Investment securities	25	(34)	(1)	(1)
(b) Restructuring	(11)	(104)	1	1
(c) Pensions and termination benefits	2	—	(13)	(15)
(d) Postretirement transition obligation	(10)	(21)	(2)	(2)
(fi) Forward exchange contracts	(12)	(3)	7	8
(fii) Derivatives and hedging activities	—	47	(47)	(55)
(h) Capitalized development costs	1	—	—
(i) Capitalized interest	1	—	(1)	(1)
(j) Provision for year 2000 and Euro	(4)	(7)	(1)	(1)
(k) Subsidiaries controlled but not consolidated	—	(13)	2	2
(l) Philips Professional Broadcast 33% minority interests	—	1	(3)	(4)
(m) Employee offering/bonus shares	(78)	48	(1)	(1)
(n) Sale-leaseback accounting	(29)	5	5	6
(o) Gain on Music Match and TAK dilution	(1)	(3)	—	—
(p) Recording of Singingfish acquisition	(1)	—	(4)	(5)
(q) Purchase price allocation and amortization of recognized intangibles	—	(22)	(26)	(31)
(r) BTS purchase price allocation	—	1	—	—
(s) Reversal of Goodwill amortization SFAS 142	—	1	74	87
(t) Revenue recognition	(23)	5	3	4
(u) Easyplug gain on assets contribution	—	(3)	—	—
(v) Stay Bonuses	—	—	(6)	(7)
(w) Reversal of deferred tax valuation allowance and tax effects of the above adjustments	(119)	(14)	(10)	(12)
Minority Interests	(1)	(21)	(1)	(1)

Net income according to U.S. GAAP	136	191	351	414

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

(b) Shareholders’ equity

	Year Ended December 31,
	2000	2001	2002	2002
	(in millions of Euro)			(in millions of U.S. dollars*)
Shareholders’ equity as reported in the Consolidated Balance Sheets	2,860	3,958	3,947	4,652
(a) Investment securities	564	305	(1)	(1)
(b) Restructuring	94	10	5	6
(c) Pensions and termination benefits	(36)	(49)	(99)	(117)
(d) Postretirement transition obligation	86	72	59	70
(fi) Forward exchange contracts	1	(2)	5	6
(fii) Derivatives and hedging activities	—	47	—	—
(g) Asset reevaluations	(4)	(4)	(4)	(5)
(h) Capitalized development costs	—	—	—	—
(i) Capitalized interest	2	2	1	1
(j) Provision for year 2000 and Euro	8	1	—	—
(k) Subsidiaries controlled but not consolidated	5	3	2	2
(l) Philips Professional Broadcast 33.33% minority interests	—	1	(2)	(2)
(m) Employee offering / bonus shares	(12)	—	—	—
(n) Sale-leaseback accounting	(29)	(25)	(19)	(22)
(p) Recording of Singingfish acquisition	(1)	(1)	(4)	(5)
(q) Amortization of intangible assets recognized through business combination	—	(22)	(44)	(52)
(r) BTS purchase price allocation	—	1	1	1
(s) Reversal of Goodwill amortization SFAS 142	—	1	70	83
(t) Revenue recognition	(23)	(18)	(15)	(18)
(u) Easyplug gain on assets contribution	—	(3)	(3)	(4)
(v) Stay Bonuses	—	—	(6)	(7)
(w) Reversal of deferred tax valuation allowance and tax effects of the above adjustments	(104)	(118)	(33)	(39)
(x) Reclassification of redeemable bonds to debt	—	(761)	—	—
Minority Interests	—	(1)	1	1

Shareholders’ equity according to U.S. GAAP	3,411	3,399	3,859	4,548

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 23, 2003 noon buying rate of € 1.00 to USD 1.1786.

Thomson Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All amounts indicated in the tables are expressed

in millions of Euro, unless otherwise stated

33. SUBSEQUENT EVENTS

Thomson shareholder’s meeting dated May 6, 2003 approved a dividend to be declared of € 0,225 per share.

In connection with the Italian tax litigation described under note 28, Videocolor S.p.A elected on May 15th, to apply for the new tax amnesty, enacted by the Italian parliament in 2003, by paying a total amount of € 1.35 million. Videocolor will include the years 1993 and 1994 in the tax amnesty application and not the following years. Upon approval by the Italian tax authorities of the amnesty application, the calculations of which are based on a percentage of the total amount assessed by the tax authorities including the amounts rejected by the Courts, the years 1993 and 1994 will be closed. Videocolor will then be able to confirm the utilization in 1994 and 1995 of all the tax losses originating from 1993 and the previous years.