Form 20-F
period 2003-12-31
THOMSON MULTIMEDIA
filed 2004-06-29
CIK 1080259

As filed with the Securities and Exchange Commission on June 29, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission File Number: 0-3003

THOMSON

(Exact name of Registrant as specified in its charter)

Not Applicable	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

FRANCE

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, nominal value €3.75 per share, and American Depositary Shares, each representing one share of Common Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock, nominal value €3.75 per share: 280,613,508

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:     Item 17  ☐    Item 18  ☒

INTRODUCTION

In this Annual Report on Form 20-F, the terms the “Company”, the “Group”, “Thomson”, “we” and “our” mean THOMSON (formerly THOMSON multimedia S.A.) together with its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This Annual Report contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs in light of the information currently available and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our intention to introduce new products; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Some of the factors that could cause actual results and events to differ materially from those expressed or implied in any forward-looking statements are:

•	our ability to design, develop and sell innovative products and services, which are offered in highly competitive markets characterized by rapid technology changes and subjective and changing consumer preferences;

•	economic conditions, including consumer spending, in countries in which our hardware devices and services are sold or patents licensed, particularly in the United States, Europe, Asia and, through TTE, our joint venture with TCL International, in the process of being formed, and certain other partnerships and joint ventures that we may not control;

•	our ability to protect our patents and other intellectual property rights and the outcome of any claims against us for the alleged infringement of third parties’ intellectual property rights;

•	general economic trends, changes in raw materials and employee costs and political and social uncertainty in markets where we manufacture goods, purchase components and finished goods and license patents, particularly in Latin America and Asia;

•	increased competition in video technologies, components, systems and services and finished products and services sold to consumers and professionals in the entertainment and media industries;

•	force majeure risks, especially related to our just-in-time inventory, supply, and distribution policy;

•	challenges inherent in our repositioning strategy, as detailed in Item 4: “Information on the Company—History and Development of the Company”;

•	the consummation and success of TTE, which is in the process of being formed, and the success of certain other partnerships and joint ventures that we may not control, as well as future business acquisitions, combinations or dispositions;

•	technological advancements in the entertainment and media industries;

•	changes in exchange rates, notably between the euro and the U.S. dollar, Japanese yen, Chinese yuan, Canadian dollar, Mexican peso and Polish zloty and the British pound;

•	warranty claims, product recalls or litigation that exceed or are not covered by our available insurance coverage;

•	our failure to maintain over the long term contractual arrangements with our customers, or material adverse changes in the financial condition or creditworthiness of our key customers and clients; and

•	capital and financial market conditions, prevailing interest rates and availability of financing.

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

STATEMENTS REGARDING COMPETITIVE POSITION

This Annual Report contains statements regarding our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•	Understanding & Solutions for information on CD and DVD (Digital Media Solutions);

•	Gesellschaft für Konsumer Markt- und Absatzforschung (“GfK”) for information on TV, VCR, DVD and audio in the “Europe 5” market which comprises France, Germany, the United Kingdom, Italy and Spain (Consumer Products); and

•	SYNOVATE (formerly Institute for Market Research) for information on TV, VCR, DVD, audio and telephony in the Americas (Consumer Products); and

•	Kinetic Strategies and Cable Datacom News for information on cable modems (Consumer Products)

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published in the fourth quarter of 2003 or beginning 2004. Statements concerning our Technicolor businesses are based on a combination of internal estimates and external sources published mid to late 2003.

REPORTING CURRENCY

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro. Effective January 1, 2001, our consolidated financial statements are presented using the euro as our reporting currency.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = U.S.$1.2102, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on May 26, 2004.

For informational purposes, the Noon Buying Rate on June 28, 2004 is €1.00 = U.S. $1.2193.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A — Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements for the five-year period ended December 31, 2003. You should read the following selected consolidated financial data together with the section entitled Item 5: “Operating and Financial Review and Prospects” and our consolidated financial statements.

Figures for 1999, 2000 and 2001 have been restated to take into account the reclassification in the income statement of costs incurred for certain sales incentive programs to resellers and end consumers in accordance with EITF 01-09. Those costs have been reclassified from Selling, general and administrative expense as a deduction of net sales for the following amounts: €72 million, €99 million and €103 million for the years 1999, 2000 and 2001. This restatement only impacts the Consumer Products segment.

In 2002, Nextream, which was previously included in Digital Media Solutions, was managed within the Consumer Products segment. Previous years have been restated accordingly.

Beginning January 1, 2003, in order to further stress customer focus and simplify the Group’s structure, Thomson formed the following divisions: Content and Networks, Consumer Products, Components and Licensing. The operations of the former New Media Services division have been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content and Networks activities (principally the screen-advertising activity). (See Item 4: “Information on the Company—History and Development of the Company”).

In 2003, Broadband Access Products activity, which was previously included in Consumer Products, was managed within the Content and Networks segment. Previous years have been restated accordingly.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant aspects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 31 and 32 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us and include a reconciliation of our net income and shareholders’ equity. We also summarize these differences in Item 5: “Operating and Financial Review and Prospects”.

	1999	2000	2001	2002	2003	2003
	€	€	€	€	€	(U.S.$)
	(in millions except share and per-share data)
Income Statement Data (amounts in accordance with French GAAP):
Net sales	6,618	8,995	10,391	10,187	8,459	10,237
Content and Networks	927	1,581	3,460 (1)	3,924	3,714	4,495
Components	1,279	1,686	1,642	1,560	1,072	1,297
Consumer Products	4,125	5,339	4,884	4,264	3,198	3,870
Licensing	278	378	395	429	462	559
Corporate (2)	9	11	10	10	13	16
Cost of sales	(5,065)	(6,915)	(8,116)	(7,761)	(6,536)	(7,910)
Gross margin	1,553	2,080	2,275	2,426	1,923	2,327
Selling, general and administrative expense	(897)	(1,183)	(1,271)	(1,334)	(1,120)	(1,355)
Research and development expense	(290)	(351)	(368)	(374)	(295)	(357)

	1999	2000	2001	2002	2003	2003
	€	€	€	€	€	(U.S.$)
		(in millions except share and per-share data)
Operating income	366	546	636	718	508	615
Content and Networks	132	271	458	420	436	528
Components	216	262	111	84	(101)	(122)
Consumer Products	(94)	(179)	(160)	(52)	(124)	(150)
Licensing	218	319	338	387	411	497
Corporate (2)	(106)	(127)	(111)	(121)	(114)	(138)
Interest income (expense), net (3)	(41)	(10)	(29)	9	(9)	(11)
Other financial expense, net (4)	(39)	(67)	(160)	(137)	(70)	(85)
Other income (expense), net (5)	(6)	(81)	8	(96)	(249)	(301)
Income tax (6)	(50)	1	(139)	(56)	(63)	(76)
Net income before minority interests	224	376	264	360	34	41
Minority interests	7	18	22	13	(8)	(10)
Net income	231	394	286	373	26	31
Basic net income per share (7)	1.17	1.56	1.04	1.35	0.09	0.11
Diluted net income per share (7)(8)	1.17	1.56	1.04	1.29	0.09	0.11
Weighted average number of shares basic outstanding	197,526,322	252,039,992	274,181,607	277,240,438	276,796,602	276,796,602
Dividend paid (9)	N/A	N/A	N/A	N/A	(62)	(75)
Approximate amounts in accordance with U.S. GAAP (10)
Operating income	169	284	204	465	32	38
Net income (loss)	148	136	191	351	(46)	(56)
Basic income (loss) per share (7)	0.77	0.54	0.72	1.26	(0.17)	(0.21)
Diluted income (loss) per share (7)(8)	0.76	0.54	0.69	1.21	(0.17)	(0.21)

(1)	Reflects primarily the acquisition in 2001 of Technicolor and certain other companies in the Content and Networks division.
(2)	“Corporate” amounts consist principally of research carried out centrally by us and other corporate costs not allocated to our operating segments.
(3)	In 2000, we decreased net interest expense by using proceeds from our 1999 and 2000 public equity offerings together with our issuance in 2002 of convertible/exchangeable bonds. In 2001, 2002 and 2003, includes respectively €25 million, €15 million and €6 million of interest on the promissory notes due to Carlton relating to the acquisition of Technicolor. (Please refer to Note 22 to our consolidated financial statements). The change in net interest expense during 2002 in comparison to 2001 is mainly due to lower swap costs due to sharply lower USD interest rates. In June and December 2003, we issued senior notes in private placements for principal amounts of $406 million and GBP 34 million, respectively of 7, 10 and 12 year and 10 year, respectively maturities. For further details on our net Interest expense/income, please refer to Note 5 to our consolidated financial statements.
(4)	Other financial expense, net, includes principally valuation allowances on investments carried at the lower of cost or market value, interest on pension plans and on other non-financial payables. For further details, please refer to Note 5 to our consolidated financial statements.
(5)	Other income (expense), net, is discussed further under Item 5: “Operating and Financial Review and Prospects” and in Note 6 to our consolidated financial statements.
(6)	Our income tax expense through the end of 2000 was affected by the “tax indemnification agreement” with TSA (formerly— Thomson S.A.), as described in Item 5: “Operating and Financial Review and Prospects”. Pursuant to this agreement, TSA paid to us €51 million in respect of the 1998 fiscal year, €58 million in respect of the 1999 fiscal year, and €82 million in respect of the 2000 fiscal year. This agreement expired at year-end 2000. Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French tax authorities dated November 6th, 2002, Thomson files a worldwide consolidated tax return. This tax agreement has been retroactively applied as of January 1, 2001 and will expire on December 31, 2005 unless renewed.
(7)	Net income (loss) per share for each year shown equals net income (loss) for that year divided by average number of shares outstanding for such year. As the number of shares outstanding has varied from year over year since 1999, the net income (loss) per share figure is not comparable on a year-to-year basis. The average number of shares in 2001 includes 15.5 million shares underlying the redeemable bonds subscribed by Carlton Communications Plc. which were redeemed for 15.5 million of our shares on March 16, 2002.
(8)	Please refer to Note 16 to our consolidated financial statements.
(9)	A dividend of € 0.26 per share was proposed by the Board of Directors on February 10, 2004, for the year ended December 31, 2003, and approved by the shareholders at the annual shareholder’s meeting held on May 7, 2004.
(10)	Please refer to Item 5: “Operating and Financial Review and Prospects—Overview—Principal Differences between French GAAP and U.S. GAAP” and Notes 31 and 32 to our consolidated financial statements for further details.

	1999	2000	2001	2002	2003	2003
	€	€	€	€	€	(U.S.$)
	(in millions)
Balance Sheet Data (amounts in accordance with French GAAP):
Intangible assets, net (1)	168	196	1,696	2,183	1,935	2,342
Property, plant and equipment, net	1,090	1,122	1,536	1,622	1,474	1,784
Total investments and other non-current assets	245	314	417	218	185	224
Total fixed assets (2)	1,503	1,632	3,649	4,023	3,594	4,350
Inventories (2)	1,108	1,477	1,120	962	744	900
Other current assets (3)	1,952	2,420	3,489	3,266	2,559	3,097
Cash and cash equivalents (4)	402	1,772	1,532	1,463	2,383	2,884
Total assets	4,965	7,301	9,790	9,714	9,280	11,231
Reserves for retirement benefits (5)	590	633	709	705	653	790
Restructuring reserves (2)	156	179	183	127	118	143
Other reserves	225	277	246	216	206	249
Financial debt (short-term and long-term) (6)	361	1,143	1,131	1,694	2,128	2,576
Total current liabilities (7)	1,841	2,155	3,492	2,987	2,583	3,126
Minority interests	73	54	71	38	9	11
Shareholders’ equity (8)	1,719	2,860	3,958	3,947	3,583	4,336
Total liabilities, shareholders’ equity and minority interests	4,965	7,301	9,790	9,714	9,280	11,231
Approximate amounts in accordance with U.S. GAAP
Shareholders’ equity	2,794	3,411	3,399	3,859	3,433	4,155

(1)	In 1999 and 2000, the goodwill related mainly to the Atlinks acquisition (end of 1999) and the Singingfish.com acquisition (2000). Since 2001, our intangible assets have included goodwill related to Technicolor acquisition (€712 million, €535 million and €417 million respectively at December 31, 2001, 2002 and 2003) together with Technicolor customer relationship (€340 million, €286 million and €238 million respectively at December 31, 2001, 2002 and 2003) and Technicolor trademark (€261 million, €219 million and €182 million respectively at December 31, 2001, 2002 and 2003). Also since 2001, they have included goodwill related to our acquisition of BTS business acquired from Philips by successive parts (€79 million for 66.67%, €116 million and €107 million for 100% respectively at December 31, 2001, 2002 and 2003). Since 2002, the intangible assets include goodwill related to Panasonic Disc Services acquisition (€272 million and €223 million respectively at December 31, 2002 and 2003) together with PDSC customer relationship (€85 million and €71 million respectively at December 31, 2002 and 2003), goodwill related to Grass Valley acquisition (€93 million and €80 million respectively at December 31, 2002 and 2003) together with GVG trademark (€43 million and €36 million respectively at December 31, 2002 and 2003), and goodwill related to VidFilm, Thomson Broadband ADSL, Southern Star Dupliteck, Sill in Motion and Screenvision. In 2003, intangible assets include in addition Recoton trademark (€23 million) and goodwill of Technicolor Digital Cinema (€17 million) and Cinecolor (€11 million). Please refer to Note 8 to our consolidated financial statements for more details on intangibles assets.
(2)	As of January 1, 2002 and according to the new French regulation 00-06 relating to the accounting for liabilities, all write-downs are reclassified against assets prior to disposals. The impact of this reclassification for year ended December 31, 2002 amounts to €46 million. If applied to years ended December 31, 2001 and 2000, the restructuring reserve would have been decreased by €46 million and €28 million. Please refer to Notes 8, 11 and 18 to our consolidated financial statements for further information.
(3)	In connection with the application of EITF 01-09 for certain sales incentives programs to resellers and consumers, sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for €205 million, €235 million and €221 million as of December 31, 2003, 2002 and 2001. Accruals related to sales incentives, which are deducted from sales are, since 2002, deducted from “trade receivables” instead of “other creditors an accrued liabilities” (prior years have not been restated). In addition, the accruals related to consideration given by a vendor to a customer are classified in deduction from trade accounts and notes receivable. Prior years have not been restated (respectively €38 million and €50 million as of December 2001 and 2000 were recorded in “other creditors and accrued liabilities”). This restatement only concerns the Consumer Products segment. Please refer to Note 12 to our consolidated financial statements for further information.
(4)	In November 1999, we received net proceeds of €610 million from a global equity offering. In October 2000, we received net proceeds of €844 million from a global equity offering. In addition, we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of €812 million. In March 2002, we issued 14,814,815 convertible/exchangeable bonds (2002 OCEANE) due 2008 for an aggregate amount of €600 million. In 2003, we received proceeds of €369 million ($406 million and GBP 34 million) from private placements of senior notes.
(5)	In 2002 the short-term portion of pension and post-retirement benefit, which was previously recorded in “other creditors and accrued liabilities” has been classified under the reserve. Prior years amounts have not been restated (€28 million in 2000 and €16 million in 2001).
(6)

In November 1999, we received net proceeds of €610 million from a global equity offering, which we used to repay debt that we owed to TSA (formerly Thomson S.A.) and its subsidiaries reducing our debt to these companies to €9 million. In October 2000, we received net proceeds of €844 million from a global equity offering. In addition, we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of €812 million. In March 2002, we issued 14,814,815 convertible/exchangeable bonds (2002 OCEANE) due 2008 for an aggregate amount of €600 million. In 2003, we issued senior notes in private placements for principal amounts of $406 million and GBP 34 million of 7, 10 and 12 year maturities. As of December 31,

2002 and 2003, accrued interest of €45 million and €61 million, respectively, has been classified as part of the financial debt caption. For 2000 and 2001 accrued interest has not been restated and was recorded in “Other creditors and accrued liabilities” in the amount of €13 million and €27 million. The increase of interest payable is due to the premium due at maturity on the October 2000 convertible bond which is accrued for in “financial interest” over the bond duration. Please refer to Note 20 to our consolidated financial statements for further information on our financial debt.

(7)	Includes in 2001 U.S.$600 million of promissory notes due to Carlton for the acquisition of Technicolor (€681 million at the December 31, 2001 closing rate), excluding accrued interest. At December 31, 2003, the amount of promissory notes due to Carlton is U.S.$205 million (€163 million at December 31, 2003) excluding accrued interest. For more information, please refer to Note 22 to our consolidated financial statements.
(8)	In 2001 includes €761 million non-transferable, non-interest bearing bonds owed to Carlton, which were redeemed for 15.5 million of our shares on March 16, 2002.

	1999	2000	2001	2002	2003	2003
	€	€	€	€	€	(U.S.$)
	(in millions)
Cash Flow Data (amounts in accordance with French GAAP):
Net cash provided by operating activities	435	410	1,005	1,104	1,183	1,432
Net cash used in investing activities	(366)	(398)	(1,173)	(1,716)	(792)	(958)
Net cash provided by (used in) financing activities	17	1,413	(34)	540	511	618
Net increase (decrease) in cash and cash equivalents	134	1,370	(240)	(69)	920	1,113

B — Exchange Rate Information

Our shares are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. In addition, as we intend to pay any cash dividends in euro, exchange rate fluctuations will affect the U.S. dollar amounts that owners of ADSs will receive on conversion of dividends. Furthermore, fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the price of our shares on Euronext Paris S.A.

The following table shows the euro/U.S. dollar exchange rate for the periods presented based on the Noon Buying Rate. We do not make any representations that euro could have been converted into dollars at the rates shown or at any other rate.

Month	Period End	Average Rate (1)	High	Low
	(U.S. dollar/euro)
June 1 – June 28, 2004	1.22	1.21	1.23	1.20
May 2004	1.22	1.20	1.23	1.18
April 2004	1.20	1.20	1.24	1.18
March 2004	1.23	1.23	1.24	1.21
February 2004	1.24	1.26	1.28	1.24
January 2004	1.25	1.26	1.29	1.24
December 2003	1.26	1.23	1.26	1.20

Source: Federal Reserve Bank of New York

(1)	The average of the Noon Buying Rates for euro on the business days of each month during the relevant period.

Year	Period End	Average Rate (1)	High	Low
	(U.S. dollar/euro)
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.85
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83
1999	1.00	1.07	1.18	1.00

Source: Federal Reserve Bank of New York

(1)	The average of the Noon Buying Rates for euro on the last business day of each month during the relevant period.

The euro/U.S. dollar exchange rate for May 26, 2004 was €1.00 = U.S.$1.2102 based on the Noon Buying Rate on that date.

C — Risk factors

This section describes some of the risks that could affect our businesses. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.

The risks below are not the only ones that we face – some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.

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

The net sales of certain of our business activities, particularly those in our Content and Networks and Licensing divisions, depend on contracts that may have a duration of several years or are expected to be renewed at their expiration. These contractual relationships are with a relatively limited number of customers. For example, the Technicolor activity, the largest contributor to the net sales of our Content and Networks division, currently has a concentrated customer base that accounts for a substantial portion of the division’s net sales. We generally negotiate exclusive, long-term contracts, with these customers. Similarly, the licensing agreements that generate our Licensing division’s net sales, which typically have a duration of five years, are negotiated with a relatively limited number of licensees. Although most of our major client relationships comprise multiple contractual arrangements of varying terms, in any given year, certain contracts come up for renewal. If several major contracts were to come up for renewal at the same time, and we were unable to renew them under similar or more favorable terms, or if our relationship with several of these customers suffered or ended, our financial results could suffer.

In addition, in Content and Networks and Licensing, as well as throughout our other businesses, we provide products and services to third parties that may have been or may be adversely affected by recent economic and financial conditions, or whose financial condition and results may otherwise suffer, or that may decide to discontinue the commercial arrangements they have with us, introducing a risk of loss (cash collection) or underperformance for the Group.

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

The markets in which we operate are undergoing a technological evolution resulting from the increasing use of digital technology and an increasing overlap among television, telecommunications and personal computers. Technological advances and new product introductions may render obsolete or significantly reduce the value of previously existing technologies, products and inventories. This could have a significant adverse effect on our ability to sell these products and to make a profit from these sales. For example, the emergence of digital technology has had this effect on many products using older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents and licensing revenues. Also, within the physical digital formats, any technological shift could have an adverse effect on our ability to produce and sell such products, like DVD disks, and to make a profit from these sales. In particular, advances in technologies for downloading content from the Internet such as video-on-demand and similar and other technologies, in which Thomson is also active in developing, may significantly reduce the demand for our DVD and VHS cassette products or otherwise negatively affect our business.

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

We are implementing a repositioning strategy, including through partnerships, where appropriate. This strategy may fail.

Since the second half of 2000, we have been implementing a strategy to occupy leading positions in the video chain, particularly within our Content and Networks division, and to take advantage of the ongoing transition within the entertainment and media industries to digital technologies. While we expand the scope of our business in the professional entertainment and media industries, we reduce our emphasis on the retail consumer electronics activities.

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

In retail consumer electronics activities, we are implementing a business model that aims to achieve greater scale and secure our industrial base and financial performances of this activity, through partnerships if appropriate. For example, in November 2003 we announced the signature of a binding memorandum of understanding with TCL International Holdings Limited and TCL Corporation, for the formation of TTE, a new company, for the development, manufacturing and distribution sets and subsequently entered into an agreement to contribute to it substantially all of our television production business in exchange for a 33% shareholding interest therein (see Item 4: “Information on the

Company—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”). Potential difficulties inherent in this transition such as delays in implementation or unexpected costs or liabilities, as well as the risk of not completing the TTE company referred to above or other potential partnerships or of not realizing operating benefits or synergies from the TTE company or other completed or potential partnerships, may materially adversely affect our results, financial condition or prospects.

Our acquisition and partnership strategy poses risks and uncertainties typical of such transactions. We also face risks relating to certain partnerships, joint ventures and subsidiaries that we do not control.

Further, our strategy depends in part on our ability to identify suitable acquisition targets, finance their acquisitions and obtain the required regulatory and other approvals. As a result of these acquisitions, we may also face an increase in our debt and interest expense. In addition, we will face risks associated with these acquisitions or partnerships or joint ventures, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers.

It further depends on identifying suitable partnership or joint venture opportunities and obtaining the required regulatory and other approvals. Failure to obtain such regulatory and other approvals, for example in connection with the TTE company referred to above, may materially adversely affect our results or prospects. Potential difficulties inherent in mergers and acquisitions, partnerships and joint ventures, such as delays in implementation or unexpected costs or liabilities, as well as the risk of not realizing operating benefits or synergies from completed transactions, may adversely affect our results, financial condition or prospects.

In addition, some of our activities are, and will in the future be, conducted through entities that we do not entirely control or in which we have minority interest, like certain partnerships and joint ventures. For example, in January 2004, we agreed to contribute to TTE, substantially all of our television production business in exchange for a 33% interest therein (see Item 4: “Information on the Company—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”). Under the governing documents or agreements for certain of these partnerships and joint ventures, including TTE, certain key matters such as the approval of business plans require the agreement of our partners and, in some cases, decisions regarding these matters may be made without our approval. There is also a risk of disagreement or deadlock among the stakeholders of jointly controlled entities and that decisions contrary to our interests will be made. These factors could affect our ability to pursue our stated strategies with respect to those entities or have a material adverse effect on our results or financial condition.

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

General economic trends in the countries in which our products and services are sold, primarily in North America, Europe and, in the future, China, can have a significant impact on prices and demand for such products and services.

Certain of our businesses have been negatively affected by the prolonged economic downturn that began in 2000 and continued into 2003. This economic downturn negatively affected consumer confidence and household spending, as well as business spending, and spending on products in various areas of the Thomson product portfolio has not yet rebounded. Continued soft economic conditions could adversely affect the results and performance of the Thomson group.

Pricing pressure and soft demand in the markets in which we sell our products and services could result in further pressure on our profit margins, which could in turn adversely affect our financial results.

Prices for hardware devices and components for the consumer electronics industry are also affected by economic trends in the countries or regions in which these products are manufactured. An economic downturn in a producing region can lead to a decrease in local demand and, if the value of the local currency decreases, a decrease in the production costs of local producers. These factors could lead to intensified export competition to our primary and aggressive price-cutting by these producers. This could result in pressure on our profit margins.

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

For more detailed discussions on our sales in our principal markets, refer to Item 5: “Operating and Financial Review and Prospects”, and for more information on our main production sites, refer to Item 4: “Information on the Company—Business Overview—Property, Plants and Equipment”.

Our products and solutions include complex technologies involving patented and other proprietary technologies. The products of certain of our customers also depend on intellectual property rights. If we or our customers are unable to protect these intellectual property rights or if we fail to prevail in present and future intellectual property disputes, our business could be adversely affected.

Our products and solutions include complex technology involving patented and other proprietary technology. Our success depends, in large part, on our ability to protect our current and future intellectual property rights, products and solutions. We have been issued numerous patents covering our video technologies and products, and have filed, and expect to file in the future, patent applications seeking to protect newly developed products and technologies.

We cannot be sure that our existing and pending patents will provide us with competitive advantages or will not be challenged, invalidated or circumvented by competitors. In addition, our patent positions might not protect us against competitors with similar products or technologies because the competing technologies or products may not infringe our patents or may avoid them through design innovation. Moreover, the infringement of the intellectual property rights of our major customers in the motion picture industry, in particular the piracy of film and video content facilitated by the illegitimate use of new technologies, may weaken their sales. As a result, the demand by such customers for our film and video content preparation services may ultimately decrease, which could adversely affect our results.

To prevent infringement of our intellectual property rights, we may file infringement claims which are expensive and time-consuming. Policing unauthorized use of intellectual property is difficult, and we may not be able to prevent misappropriation of our intellectual property. This risk is increased by the number and complexity of patent applications filed and granted for the content industry.

In some countries in which we operate, patent protection may be significantly weaker than in the European Union or the United States. Losses of patent protection are likely to adversely affect our operating results.

We may also be required to defend ourselves against charges of infringement of the patent or proprietary rights of third parties. This risk has increased as the number of entrants in the market grows and the complexity of the technology and overlap of functionalities increase. Moreover, we or our customers may face infringement claims in connection with our customers’ use of our products and solutions. Defense of such charges, regardless of their merit, could require us to incur substantial expenses, divert significant efforts of our technical and management personnel, and could result in costly litigation, product shipment delays, require us to develop non-infringing technologies, result in loss of our rights to develop certain products, or require us to pay monetary damages or enter into royalty or licensing agreements. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable.

An adverse outcome to any dispute with respect to patents or other intellectual property, or to the expiration or loss of certain patents, could adversely affect our competitive position, financial condition or results of operations.

We face strong competition in our consumer electronics activity. Competition may push prices to unprofitable levels, which could adversely affect our financial results.

Hardware devices and components for consumer electronics markets are subject to intense price competition, especially from Asia. Furthermore, due to technological innovation and ease of imitation, new products tend to become standardized rapidly, leading to intense competition and price declines. As a result of these factors, the hardware devices and components sold in the consumer electronics industry have experienced and continue to experience long-term price declines. In addition, the production of some of the components for televisions and other audiovisual products, such as tubes, may carry high fixed costs that do not vary with output levels. As a result, producers of such components must maintain a minimum sales volume to cover their fixed costs. When many producers resort to maintaining minimum sales volumes during periods of falling demand for these components, market prices tend to fall. Price-driven competition may result in reduction of profit margins and, in some cases, losses, in our Displays and Components and Consumer Products divisions. In order to protect our margins and improve our operating efficiency in the face of continuing price pressure, we have implemented a number of restructuring plans and expect that our restructuring efforts will continue, although there is a risk that these efforts will not yield the anticipated results.

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Most of our sales are in U.S. dollars and in euros; however, a large portion of our expenses are denominated in Japanese yen, Mexican peso and Polish zloty, in particular those of our significant production facilities in Asia, Mexico and Poland. Ongoing plant relocation initiatives are likely to continue to increase the proportion of expenses incurred in emerging market currencies. While most emerging market currencies have been in decline in the recent past and have thus allowed us to reduce our manufacturing and procurement costs, an unheeded increase in the value of these currencies would increase these costs. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates, we cannot assure you that we will be able to manage effectively these risks. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Item 11: “Quantitative and Qualitative Disclosures about Market Risk”.

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

ITEM 4 – INFORMATION ON THE COMPANY

A — History and Development of the Company

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

Fiscal year: January 1 to December 31.

Thomson is a leading provider of technological solutions and services for integrated media and entertainment companies. Capitalizing on and developing its leading positions at the intersection of entertainment, media and technology, Thomson proposes complete solutions to content providers, network operators, manufacturers and distributors under the Technicolor®, Grass Valley®, THOMSON® and RCA® brands.

In fiscal year 2003, we generated net sales of approximately €8,459 million. At December 31, 2003, the Group had approximately 59,000 employees in more than thirty countries.

A leader at the intersection of entertainment, media and technology

Since 2001, the Group has established itself as a leading provider of technology and service solutions for integrated media and entertainment companies. These companies continue to create ever more, diversified content which broadband video networks and other channels can distribute to a more widely dispersed global population, who wish to access and manipulate that content at their leisure. Our business - to facilitate content creation, content distribution and content access - is evolving and growing. Our strengths are in our client relationships, technology leadership, operational skills and expertise, international reach and above all our integrated approach to the world of visual entertainment which is undergoing a transformation.

•	Facilitation of content creation, comprises products and services that enable the capture, creation, post-production, preparation and management of multimedia content consisting of video images and related sound and data. Customers are primarily film studios and other content creators as well as broadcasters. Their needs range from film colorization and digital post-production services, to digital broadcast equipment and systems integration.

•	Facilitation of content distribution, comprises products and services that together enable content to be transmitted from the creator to the end-consumer for use typically in the movie theater or in the home. The principal customers include film studios, software and game publishers, network operators and exhibitors. These customers have needs that encompass the processing, packaging and distribution of analog and digital content in both physical and electronic media formats via physical distribution channels or electronic distribution networks.

•	Facilitation of content access, comprises products and services that allow consumers to access, view and interact with content and that provide a means for content creators and advertisers to reach these consumers using a variety of media formats and devices. The content access link includes consumer electronics that directly receive, store and display media content along with critical components that enable specific video-related functionality within these devices. The principal customers are electronics manufacturers, advertisers, retailers of consumer electronics and end consumers.

Underlying our business is a group of coherent technologies (such as compression, encoding or interface technologies) which allow players in the entertainment and media industries to interact among themselves.

Our Strategy

For the coming years, the Group intends to continue to capitalize on and expand its leadership positions at the intersection of entertainment, media and technology. After the investments between 2001 and 2003, the Group has established itself as the leading provider of technology and service solutions for integrated media and entertainment companies. Thomson’s strategy is to supply products, equipment and integrated solutions that enable content to flow from content creators to end-consumers.

We intend to continue to help our clients to manage their transition to digital technology at their own pace and in line with the needs of their particular markets. The media industry is undergoing a phase of transformation due to the transition from analog to digital technologies, and the development of broadband penetration. Since the mid-1990s, far-reaching technological changes, driven in large part by the emergence of digital technologies along with the increased convergence of consumer electronics, telecommunications and information technologies, have led to new products and forms of content delivery. The transition to digital technology is now proceeding at a sustained rate within the media, entertainment and consumer electronics industries. We believe that this trend will continue over the medium and long term, that analog and digital technologies will coexist and that we are heading toward the era of “pervasive entertainment imaging”, in which video images become omnipresent in our communications, with more content created, more ways to access it and more consumers who wish to benefit from it.

Our contact with content creators, network operators and broadcasters, as well as manufacturers and retailers allows us to improve our understanding of the varying needs of our wide customer base and enables us to develop technologies that are used by all our operational divisions. As a result, the Group is able to develop new solutions and to propose a more complete offering of products and services.

We aim to continue to expand and diversify the scope of our business within the professional, higher growth markets of the entertainment and media industries while reducing the relative weight of our consumer electronics activities.

Thomson continued the implementation of its strategic plan in 2003, including the reshaping of our Consumer Products business through the signature of an agreement with TCL in November 2003 to create TTE, a world leader in television (see Item 4: “—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”), and the significant progress achieved in redistributing our industrial base for the manufacturing of cathode ray tubes towards competitive and growth regions, particularly China, and restructuring our operations in the United States. Also, the signature of several key commercial and technological partnerships and the acceleration of our development in China are key steps positioning the Group at the heart of the visual imaging industry.

Our main objectives for the coming years are:

•	To drive organic growth in the key areas of content preparation and distribution, broadband access products and services and “Essentials” consumer products and services (i.e., accessories, residential telephony, handheld audio and video devices and services to distributors);

•	To stress the quality of customer services in all our activities; and

•	To pursue selective acquisitions to strengthen our leadership positions in the provision of technologies and service solutions for integrated media and entertainment companies.

Our Group

Until January 1, 2004, the Group comprised four operating divisions:

•	Content and Networks (44% of 2003 Group net sales): This division comprises the video content preparation and distribution activities, including screen-advertising businesses, by providing products and solutions to professionals in the media and entertainment industry, in particular movie studios, network operators and broadcasters. Thomson is the world leader in content preparation under the Technicolor® trademark. We also believe that we are the second-largest supplier of broadcast equipment under, in particular, our Grass Valley® trademark. With respect to content distribution, Thomson is a major participant in the supply of broadband access products, including digital decoders and DSL models under its RCA®, THOMSON® and Speedtouch® trademarks.

•	Consumer Products (38% of 2003 Group net sales): This division comprises television and home audio/video products, on the one hand, and accessories, retail services and personal audio/video and residential telephony products, on the other hand. The products of this division are marketed principally under the RCA® trademark in the United States and THOMSON® in Europe. In addition, the Group is a leader in residential communications in the United States under the GE® trademark and in Europe under the Alcatel® trademark. Under the terms of the agreement announced in November 2003 with TCL International mentioned above, Thomson will contribute its television and related products manufacturing and development activities to TTE in exchange for a 33% interest in this new company, and Thomson will become a preferred supplier to TTE for certain services.

•	Components (13% of 2003 Group net sales): This division supplies key components for consumer electronics products, which are sold both internally and to original equipment manufacturers (“OEMs”). These components included displays for television sets, digital optical components for DVD players and game consoles and the development of integrated circuits. Thomson is the second worldwide producer based on volume of large and very large size cathode ray tubes and one of the world leaders in optical components.

•	Licensing (5% of 2003 Group net sales): This division manages a major portfolio of patents relating principally to video technologies, which we license to other manufacturers and technology groups.

Starting January 1, 2004, following the transformation of the Group’s businesses, Thomson reorganized its business units into three divisions, which correspond to the three main types of client of the Group:

•	Digital Content Solutions: This division serves our clients who create content and regroups (i) services for content creation and management, through post-production, content management and archiving and security solutions, (ii) content replication services through the manufacturing of DVDs, VHS cassettes and films and (iii) the physical distribution of this content.

•	Video Networks Solutions: This division serves our clients who distribute content and regroups (i) our complete range of broadcast equipment for professional usage (cameras, film imaging and signal processing equipments, encoders/decoders, broadcast servers, routers), (ii) network services which regroups turnkey solutions for the management of studios/broadcast centers by developing our offerings of play-out, digital delivery, Video-on-Demand (“VoD”), digital cinema and screen advertising, and (iii) our broadband access products, particularly digital decoders.

•	Industrial and Consumer Solutions: This division serves our clients who develop, manufacture or distribute consumer electronics products and regroups (i) our Components business, (ii) mobility and home networking solutions, including accessories, residential telephony and digital players offerings, (iii) the services provided to TTE and (iv) licensing services of our THOMSON® and RCA® worldwide-recognized brands.

Each division has its dedicated research and technology resources, including licensing revenues, in order to fully leverage Thomson’s strong positions in key technologies for future growth in the era of visual imaging.

The activities of our historical divisions are described in detail below in “—Business Overview”. For information on geographic breakdown of revenues by division, refer to Item 5: “Operating and Financial Review and Prospects—Overview”.

Historical Background

Historically, Thomson’s activities and clients were focused on the manufacturing and assembling of key components and consumer products. In the second half of 2000, the Group started to reposition itself beyond the traditional consumer electronics market. The Group has made several acquisitions, including Technicolor, Philips’ professional broadcast business and Grass Valley. Furthermore, in 2003, the Group commenced the reshaping of its Consumer Products business with the agreement signed with TCL International to create TTE, a world leader in television (see “—Business Overview— Mainstream Consumer Products—Reshaping into a service provider”).

Our restructuring and repositioning strategy has been accompanied and facilitated by a significant shift in our capital structure. Six years ago, Thomson (formerly Thomson Multimedia) was wholly owned by TSA (formerly Thomson S.A.), wholly owned by the French State. Following a series of transactions in our share capital in the period 1998-2003, TSA reduced its interest in Thomson, which, as of March 1, 2004, amounted to approximately 2% of our share capital. At that date, the public owned 85% of the share capital of Thomson, and our employees owned approximately 4%. For more details on our share capital, please refer to Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital”.

B—Business Overview

The table below sets forth the consolidated net sales of each division in 2001, 2002 and 2003. These consolidated figures exclude internal sales, notably those sales by our Components division to our Consumer Products division.

	2001	% of total	2002	% of total	2003	% of total
	(€ in millions, except percentages)
Content and Networks	3,460	33.3%	3,924	38.5%	3,714	43.9%
Components	1,642	15.8%	1,560	15.3%	1,072	12.7%
Consumer Products	4,884	47.0%	4,264	41.9%	3,198	37.8%
Licensing	395	3.8%	429	4.2%	462	5.5%
Others	10	0.1%	10	0.1%	13	0.1%
Total	10,391	100%	10,187	100%	8,459	100%

In 2003, Thomson presented its businesses in four divisions: Content and Networks, Components, Consumer Products and Licensing. In addition to the following description, please see below “—Table of principal market shares, competitors, clients and suppliers” showing the principal market positions of each of our businesses, our main clients and main suppliers.

Content and Networks

Content and Networks generated consolidated net sales in 2003 of €3,714 million (43.9% of the Group’s consolidated net sales). Operating income for the division in 2003 was €436 million. In 2003, the Content and Networks division comprised the film and video content preparation and distribution activities under the Technicolor® trademark and Screen-Advertising businesses (Screenvision), on the one hand, and the professional broadcast equipment and services and Broadband Access Products businesses, on the other hand.

Technicolor, the worldwide leader in the development and replication of film reels and the replication of VHS cassettes and DVDs, offers content preparation services: post-production activities (colorization services, subtitling, editing and creation of final masters for theatrical film and video release), VHS and DVD manufacturing and physical distribution services, storage (compression, archives, indexing), media asset management (streaming, indexing and searching tools and transfer/assembly of shots in films, broadcast formats and audio media) and asset right management (zoning and security).

The Broadcast business, which consists of the Broadcast & Media Solutions and the Broadband Access Products businesses, provides network operators with equipment and services such as cameras, film imaging and signal processing equipment, encoders/decoders, broadcast servers and routers.

The Content and Networks division operates in the growing worldwide market for the creation and distribution of entertainment content. The division seeks to develop and support this growth, on the one hand, through extending the range and depth of its product and service offerings to its existing customers, by supplying them with integrated solutions that they currently need, while developing new technologies to accompany them in the transition to digital technology. On the other hand, the Group seeks to develop relationships with new important customers. In pursuit of this strategy, the Content and Networks division made selective investments over the past two years. The acquisition of Grass Valley Group in March 2002 and of Panasonic Disc Services in June 2002 consolidated the Group’s position in the professional broadcast equipment and optical disc (DVD and CD) replication and VHS cassette duplication markets, respectively. In the second half of 2002 and during 2003, we also completed a number of smaller acquisitions, which also strengthened specific service capabilities and our geographical presence: post-production, DVD compression and content management services in North America (VidFilm, PMA and Still in Motion), optical disc replication and VHS cassette duplication in Australia (Southern Star Duplitek), distribution services in Canada (Victoria Films), film processing and post-production services in Asia (Cinecolor) and digital cinema (buyout of Qualcomm’s 20% interest in joint venture company, Technicolor Digital Cinema).

This growth strategy is supported by the Group’s strong positioning in this business segment, its very close relationship with a large base of clients and Thomson’s strong capabilities in research and innovation.

Technicolor

In March 2001, the Group acquired Technicolor from the U.K. group, Carlton Communications Plc. Technicolor is the world leader in video content preparation and distribution services to the entertainment industry. It provides products and services on a global scale from its operating locations in North America, Europe and Australia. Its operations are focused on Creative Services, Film Entertainment Services and Home Entertainment Services, each described further below. Technicolor’s leadership position is based on a combination of access to the Group’s technology, technical excellence, economies of scale, an integrated and secure service offering to its customers and an organization-wide focus on quality and customer service.

Key customers in 2003 included major film studios such as Disney, Warner Bros., Universal Studios, DreamWorks and Paramount, and software and games publishers such as Microsoft and Electronic Arts. With the acquisition of Panasonic Disc Services in June 2002, the Group took over optical disc replication for Universal Studios and Paramount. In addition, following the signature of significant contracts, Technicolor began to work on Universal’s worldwide film processing and Paramount’s European VHS duplication business in the first half of 2003 and Fox’s European film processing in the second half of 2003. In the second half of 2003, Technicolor completed its acquisition of Cinecolor, one of the premier companies in the Austral-Asian film and post-production markets.

Relationships with most of these major customers are covered by exclusive long-term contracts (usually 3 to 5 years), which typically cover volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements for specific types of services, which include a fixed duration and specific terms depending on the particular geographical zone. Under the terms of certain of these contracts, Technicolor makes advance payments at the commencement of the contractual relationships, which are reimbursed in line with manufactured volume over the duration of the contracts (for more information, see Note 14 to our consolidated financial statements).

Technicolor continues to support and guide its customers through the digital transition. Based on Technicolor’s current and targeted customer base, we believe this transition offers substantial growth opportunities, in particular in the areas of DVDs, digital cinema, digital post-production, digital media asset management services in both its existing markets (principally the United States and Europe) and in new geographical regions. Operational and technological synergies exist between Technicolor and Thomson’s other units for the next generation of technologies for content distribution, including copy protection, digital rights management, media asset management and networking technologies.

Creative Services

Through Creative Services, Technicolor offers a comprehensive set of content creation and management services to both theatrical (cinema) and television production customers. Technicolor currently provides services in both analog and digital formats and the ability to move easily back and forth between them. These services support the content creators’ needs to work in both environments at the same time: for example, transferring content shot on film into digital form for editing or pulling together content shot in film with that shot, or created, in digital into one master. The range of services provided includes processing of daily rushes during filming, negative assembling, colorization services, editing and the creation of masters including those used for theatrical film release, post-theatrical release services (including video/format mastering, compression, au thoring and asset management), VHS replication and DVD duplication, broadcast television (covering all global standards such as NTSC, PAL and High Definition). We continue to expand our digital media asset management capabilities and roll-out our global digital network to ensure rapid and secure roll-out of content.

During 2003, in partnership with Disney, Technicolor designed and built a “playout” facility for Disney Channel Japan. Effective November 2003, we are managing the operations on behalf of Disney. The Group intends to continue the development of this offering over the course of 2004.

The Creative Services market is highly fragmented with significant elements, particularly post-production still being handled internally by major studios. The market is, however, now beginning to consolidate with increasing proportions of work being outsourced by the studios to multiple suppliers who can meet their technical and service requirements. Thomson believes that it now has approximately 10% of the Creative Services market of post-production and has significantly enlarged its global service offering and expertise to benefit from the growth of this market. Our main competitor for post-production is Ascent, based in the United States.

With the transition of the creative process to digital, the secure management of digital media assets is becoming increasingly important. Technicolor has developed digital media asset management solutions allowing the storage, management and retrieval of content for easy distribution to multiple distribution channels. Pilot programs continue and commercial roll-out began during 2003. The concept of a global digital network to allow rapid and secure movement of content, particularly during the time-critical production phase, is now being offered to select, key customers.

In the area of content security, Thomson has developed innovative solutions, which have been adopted by content creators. In 2003, Technicolor developed an infrastructure permitting the identification and tracking of advance screening copies of films for Awards nominations in the United States. In addition, Thomson developed hologram and other copy protection supports for Microsoft game content.

Film Entertainment Services

After the creative process is complete, Technicolor’s Film Entertainment Services offer bulk-printing services for the release of a film to cinemas. A major studio release today can require in excess of 5,000 copies of a film to be printed and delivered to cinemas for simultaneous release. In a growing number of cases, releases are happening simultaneously worldwide, which requires copying films on a large scale and close coordination with the creative processes to handle multiple language versions in a fast and efficient manner. Through five main facilities in North America, Europe and Asia, Technicolor processed around 4.2 billion feet of film in 2003. The film processing facility just outside Montreal, Canada is fully operational and handles in excess of 50% of the Group’s North American requirements. Technicolor also provides logistics support in North America, delivering prints and studio marketing materials to cinemas. Technicolor continues to pursue opportunities to expand these logistics service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content. We believe that Technicolor’s worldwide market share is approximately 35% of the worldwide film processing market based on footage of film sold. Our main competitor in this business is Deluxe. In the second half of 2003, through its acquisition of Cinecolor, Technicolor acquired one of the premier film labs and post-production facilities in the Austral-Asian market.

Home Entertainment Services

Through Technicolor Home Entertainment Services, Technicolor manufactures and distributes VHS cassettes, video and game DVDs and CDs via 21 locations across North America, Europe and Australia. Technicolor provides a turnkey integrated solution for video and games content producers that spans mastering, manufacturing, packaging, distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. During 2002 and 2003, Continental European distribution services were launched in Holland, servicing both the Benelux and Germany markets.

Following the acquisitions made in the first half of 2002, a major reorganization of Technicolor’s operations was initiated focusing on lowering costs and improving efficiency and customer service levels. Optical replication was transitioned from former facilities in Charlottesville, Virginia and Cork, Ireland primarily into Guadalajara, Mexico and Piascezno, Poland, respectively. Further, the majority of capacity expansion for optical disc replication was focused in these low-cost production facilities. Packaging and distribution in the United States continues to be consolidated in expanded facilities such as in Memphis, Tennessee. VHS replication in Holland was relocated to existing facilities in London, United Kingdom and Milan, Italy. In light of the continued rapid growth of DVD volumes and the rapid degradation of VHS volumes, continued consolidation will be pursued in 2004.

In December 2003, Thomson had annual capacity to produce 1.2 billion DVDs and 700 million VHS cassettes supported by five million square feet of dedicated distribution space.

The packaged media industry continues to grow steadily, most recently fueled by consumer demand for video DVDs as well as games. We believe Technicolor is the largest independent VHS and DVD replicator in the world with an estimated 35-40% U.S. and 30-35% European VHS market share and a 35-40% U.S. and 25-30% European DVD market share. Main competitors in VHS are Deluxe and Cinram and, in DVD, Cinram, Sony DADC, Sonopress and Deluxe.

Screen-Advertising

In 2001 and 2002, Technicolor developed its screen-advertising activities jointly with Carlton. During 2003, the Screenvision U.S. joint venture benefited from the full year contribution of Val Morgan (acquired in September 2002). Screenvision Europe (created in June 2002) made some further acquisitions during 2003 to supplement its screen-advertising business in Europe.

Broadcast & Media Solutions

Broadcast & Media Solutions provides digital broadcasting solutions, equipment and services to the professional broadcast, post-production and network industry throughout the world. Its products include cameras for outside broadcast and studio use, content management products for TV studios and mobile broadcast vehicles, film imaging and signal processing equipment for broadcasters and post-production operations, and management, delivery and compression systems for network and pay-TV operators, through its subsidiary, Nextream, in which Thomson owns a 75% interest.

Further to the acquisitions of Philips’ professional broadcast businesses in 2001 and of Grass Valley Group in 2002, Thomson completed in mid-2003 a major integration and restructuring plan aimed at rationalizing research and development capabilities, manufacturing and supply chain infrastructure and sales and administrative support functions worldwide.

Broadcast & Media Solutions is now well-positioned to exploit growth opportunities generated by strong technology shifts in the field of digital video creation, management and transport. The migration to High Definition television in the United States noticeably accelerated during 2003, while in Europe and Asia a significant share of new television production adopted the High Definition format. This provided a substantial increase in Thomson’s market share in production and studios equipment due to the focus of the product range on high-end image capture and processing, particularly in the worldwide market for HD “OB vans” (broadcast vehicles).

With the development of the market for digital pay-television, the combination of a strong new product offering, with the most advanced MPEG-2 compression chip on the market, and the support of the Broadcast & Media Solutions sales force, Nextream recorded a significant increase in its revenues and market share in 2003, with key successes with major U.S. groups such as DirecTV and Fox, as well as with suppliers of Video-over-DSL in Europe.

At the same time, the widening use of information technologies (IT) in the broadcast world is rapidly decreasing the cost of content creation, management and exchange of video content. This decrease has made broadcast technologies affordable for new markets in emerging countries, such as China, as well as new categories of customers in developed markets such as governmental organizations, institutions and large companies. In 2003, Broadcast & Media Solutions focused a large part of its innovation – a record 25 new products launched during the year – on rolling out new lower-cost products to penetrate those new markets, while diversifying its distribution network to reach those new customers.

For the more traditional broadcast & network customers, the drive for efficiency and the integration in products of new IT technologies is also creating opportunities for Broadcast & Media Solutions to propose to them maintenance, service and support capabilities, since they are increasingly outsourcing those functions in order to cut their operating costs. In 2003, through the creation of an integrated professional services organization, Broadcast & Media Solutions substantially enlarged its revenue base of service agreements with its main customers.

Broadcast & Media Solutions operates in more than twenty-two countries. It is the leading supplier worldwide in IT-based broadcast products such as broadcast servers, switchers, routers and of film imaging equipment used in post-production. We also believe we hold the number two position worldwide in video cameras giving us, in value terms, an overall worldwide market share of around 30% at the end of 2003 in the traditional broadcast market, and 7% in the larger professional video & broadcast market. Our main competitors are Sony and Panasonic in the traditional market, Avid and Pinnacle in the professional market and Harmonic & Tandberg Television in the network operators market.

Broadband Access Products

Through the Broadband Access Products organization, Thomson develops technologies and products for broadband network operators who deliver their content, video and data to consumers and professional broadcasters.

In 2003, Broadband Access Products included mainly digital decoders (set-top boxes) for satellite, cable and digital terrestrial networks. Broadband Access Products also includes our high-speed modems for DSL networks, marketed under the SpeedTouch® brand, and cable modems marketed under the RCA® brand in the Americas and under the THOMSON® brand in Europe. Thomson is one of the world’s largest manufacturers of DSL modems globally.

The strategy of the Group for Broadband Access Products is to deliver comprehensive and integrated services, software and hardware for every type of broadband network (including satellite, cable, telecommunications and terrestrial networks), which allow the transmission of digital entertainment and high-speed data. Thomson was one of the first to enter broadband entertainment nearly 10 years ago with the development of the direct broadcast satellite industry. In the following years, Thomson developed technical expertise that few other companies can match with powerful brand names and extensive distribution networks reaching end-users.

In order to expand our Broadband Access Products activity and to optimize its profitability, the Group continues to enhance our technological, integration and distribution expertise with new developments in software, video compression technologies and advanced integrated circuit development. During the 1990s, we pioneered the development of digital multimedia technology, and we possess key patents and know-how linked to MPEG-2 digital compression technology and related integrated circuit designs. Worldwide, consumers are increasingly demanding a wider variety of entertainment options, requiring operators to expand their network capacities. In addition, consumers expect more high definition programming which consumes far more of a network’s delivery capacity. In order to deliver more HDTV content and more channels, the network operators will need to implement next generation digital compression technologies. To that end, Thomson is a leading participant in the development of next-generation, low bit-rate, advanced compression standards with the International Telecommunication Union and its JVT group. In 2003, Thomson announced its first advanced compression set-top box platform, under the code name Cobra, which was designed for use with IP networks such as DSL. This platform, jointly developed with Intel, enables telecommunications operators to deliver fully-featured video entertainment over DSL networks using regular copper telephone lines. It leverages the benefits of advanced video compression to expand the coverage area within their existing networks. We also rely on our ability to integrate various middleware, operating systems and conditional access software required by network operators and on our close relationships with integrated circuits manufacturers.

Finally, we capitalize on the strength of our close relationships with retailers and our ability to efficiently manage different distribution channels, whether retail or through network operators.

Digital Decoders

We believe that we are one of the world leaders in digital decoders, with a strong presence in the United States, Europe and Latin America. Our strong expertise in digital decoders is reflected in the development of the first digital satellite television system in the United States in conjunction with DIRECTV.

In 2003, the Group continued to be a major supplier of digital decoders for leading U.S. operators, DIRECTV and Echostar. We also hold significant market positions in Europe, in particular with BSkyB in the United Kingdom, Canal+ and TPS in France and ViaDigital in Spain.

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

Telecom

To better serve our Telecom customers around the globe, Thomson reorganized its telecommunications activities into a new business unit devoted to its Telecom customers, which includes high-speed DSL modems and gateways, our telephone handset business and our IP set-top box business which enables the delivery of fully-featured video entertainment over existing DSL lines. In 2003, Thomson also developed a new telecommunications business – mobility – to market handheld audio and video devices which will connect to wireless networks to deliver data, audio and video entertainment, and web access to mobile users.

Thomson is a global leader in DSL modems with strong market share in major markets around the globe, particularly in Europe. We achieved excellent growth in China with over one million DSL modems sold in 2003. Marketed under the SpeedTouch® brand, our DSL product family has expanded to include value-adding gateway and wireless networking products that provide our customers with a versatile, robust and secure broadband connection.

In 2003, we introduced two set-top boxes that allow for the delivery of video entertainment over broadband DSL IP networks. This represents a new market and business opportunity for DSL network operators by enabling them to broaden their service offerings to consumers. It also represents a new choice in home entertainment options for consumers. This product is in successful field trials around the world and shows promise in many markets.

Cable

Thomson is a major distributor in the digital cable modems on a global basis and in 2003 provided wireless gateway products to meet increasing consumer demand for data networking in homes and small and medium-sized businesses.

Components

The Components division generated full year total net sales of €1,496 million in 2003 before intercompany eliminations, of which €1,072 were sales to outside the Group (consolidated net sales), while internal sales to our Consumer Products division amounted to €424 million. The Components division’s consolidated net sales represented 12.7% of our Group’s 2003 net sales. Operating income for the division was €(101) million.

Our Components division produces television tubes, optical components and other components used in the manufacture of various consumer electronics products. The division also develops integrated circuits. In 2003, we were second worldwide in large and very large size TV picture tubes based on volume. We also held a significant position in optical components.

Our strategy in Components is to focus our core skills on a limited number of key hardware and software components for consumer electronics devices, to strengthen our presence in digital video technologies and capture a larger value market share of the consumer electronics finished product market. In displays, more specifically, we intend to continue the optimization of our cost profile by locating production in low-cost countries, while at the same time taking advantage of the promising market prospects for selected alternative displays technologies.

The Group is reviewing its business plan in optical storage in the face of the shortening life cycles and commoditization in modules.

Television Tubes

We are one of the world’s leading suppliers of television cathode tubes, selling 14.3 million color picture television tubes in 2003. We hold the number two position in the worldwide large and very large size tube market based on volume. Our television tubes business is highly vertically integrated, as we produce most of the important components that go into a finished picture tube. We produce 62% of our requirements for glass panels and funnels and nearly all of our requirements for electron guns and deflection yokes. Glass can account for up to half of the cost of a tube and is an important quality factor, particularly for larger displays. This vertical integration in glass allows us to keep our technological expertise and control the production of the higher value-added parts of the tubes and the overall quality of our finished products.

In 2003, the global market for television tubes was nearly stable in volume, as growth in demand for true flat tubes and large and very large tubes managed to offset decrease in curved tubes demand. As in previous years, the strongest markets were in Asia (particularly in China). Overcapacity remains in the North American market, despite market rationalization since 2001, essentially because of the imports of television sets from countries with lower manufacturing costs.

As competition for volume remained very strong and alternative technologies (LCD and Plasma in particular) gained market share, price pressure was particularly intense in 2003. In 2003, we completed the launch of our second generation true flat products and sold 1.8 million more true flat tubes than in the prior year. We also maintained our strong position in the attractive large and very large tube segments, which represents a growing proportion of tube demand and reached 41% of the world market in 2003, according to our internal estimates.

In 2003, Thomson took some major steps to reposition its cathode ray tube business. We strengthened our operations in low cost countries through the successful launch of a second tube production line in Foshan, China, achieving target production levels ahead of schedule (total production volume of 280,000 tubes). This line was acquired in the U.S. in 2002 and transferred to China.

At the same time, we strengthened considerably our position in the growing Chinese market through the acquisition (effective in January 2004) of three production lines and related equipment (including electron gun manufacturing equipment), which belonged formerly to Guangdong Fortune Science & Technology. Thomson now intends to produce some 7.8 million tubes in China, representing approximately 40% of its total production (on a 2004 run-rate basis), with a further 32% of total production coming from our Polish site.

Finally in North America, Thomson introduced a second line at its Mexicali, Mexico, site. This line, which was transferred following the closure of our site in Scranton, Pennsylvania, produced some 343,000 large tubes in the second half of 2003. In parallel, Thomson adjusted its production capacity in the United States through the closure of two production lines at its Marion, Indiana, site, and the non-renewal of one glass tank at its Circleville, Ohio, site. On March 16, 2004, the Group announced that it would proceed with the complete closure of the Marion and Circleville sites. These closures should be effective by the end of the first half of 2004.

Other Displays

We pursue our research and development efforts in cathode ray tubes technologies, but also in new displays technologies, notably technologies related to OLEDs (Organic Light-Emitting Diodes), a technology with a considerable performance and manufacturing cost potential.

Digital Optical Components

We produce optical components and pick-ups that interpret and transmit data encoded in DVDs and CDs. In 2003, we held a market share of over 16% in CDs and about 7% in DVDs optical components.

The market for optical components remained very competitive in 2003 with price decreases averaging more than 15% for CD products and about 25% for DVD products, consistent with experience in recent years. Demand for optical modules continued to grow at high rates in DVD products, though at slower rates than in 2001, while demand for older CD modules softened. To enhance further our competitiveness in this market, we launched significant cost-cutting programs and several partnerships were created to share development costs in future optical-related products such as DVD-players and recorders.

On March 23, 2004, Thomson signed an initial three-year agreement in optical components with Foxconn, a world leader in the manufacture of high precision parts, connectors and cable assemblies for personal computers and electronic consumer goods. This agreement, consolidating the Foxconn and Thomson needs for optical components, is currently expected to significant scale benefits with the objective of allowing the Company to secure a profitable future for Thomson’s optical components business. Under the terms of this agreement, Foxconn acquired Thomson’s optical pick-up (OPU) manufacturing facilities in Nantou and Longhua, China, and related inventories valued at approximately €37 million. Going forward, Thomson Optical Systems will strengthen its activities on marketing and sales and R&D for optical products. The transaction closed on May 21, 2004, following the grant of the regulatory approvals.

Other Components

We also produce other components both for our Consumer Products needs and for sale to other manufacturers. These components include both digital and analog tuners and remote control systems.

We continue to pursue the development of digital components which enable advanced features such as recording, search and interactivity within consumer video electronics products, including set-top boxes, personal video recorders, DVD players and television sets.

Integrated Circuits

We have an in-house integrated circuit design team, which designs several of the essential integrated circuit components used in our products, from professional to consumer equipment, generally in partnership with selected semi-conductor vendors. Integrated circuits are key components of digital products from the perspective of cost, performance and time to market. Our integrated circuit design team employs more than 100 engineers with specialized skills in digital, analog, mixed digital-analog, and radio frequency signal processing. This team operates out of four facilities located in Indianapolis (U.S.), Rennes (France), Villingen (Germany) and Edegem (Belgium). In 2002, we started building a conception-skill base in Bangalore (India), where we have deployed subcontracting activities in 2003.

Consumer Products

In 2003, the Consumer Products division generated €3,198 million in consolidated net sales, or 38 % of our net sales, and €(124) million in operating loss.

Through our Consumer Products division, we market products through two business units. The “Mainstream” activity manufactures and markets television and home audio/video products, including DVD devices. The “Essentials” activity is strategically positioned across our growing accessories business and portable audio/video and home communications products, which include both product sales and service-oriented activities. In 2003, we introduced a line of home telephones under the RCA® trademark in order to complement our existing products utilizing GE® trademarks.

Over the past three years, we have begun to reshape our Consumer Products product-oriented business into a greater service-oriented business. In 2003, we continued to further reshape our business model with the purchase of the Recoton accessories business and with an agreement reached with TCL International concerning the creation of the TTE joint venture, described further below, for the television and associated products business.

Mainstream Consumer Products

A Worldwide organization to better serve our Consumer Products

In 2001, we reorganized our Consumer Products division with the creation of a worldwide marketing and sales structure which implements a common brand strategy in both the United States and Europe that focuses on high-end positioning and targeting value market shares. Consumer Products has also continued to improve its operations through ongoing restructuring, monitoring of fixed costs and sourcing and supply chain improvements as well as reduction of working capital with a particular focus in the areas of receivables and inventory management.

Reinforcing our brand-portfolio and pushing ahead with key innovations

In global, relatively mature, and highly competitive retail consumer markets, we continue to focus on our two leading brands, RCA® and THOMSON®, and reshape our product portfolio to focus on high-end, innovative digital products in order to seize growth opportunities arising from the digital transition.

As a result of this strategy, our THOMSON® brand accounted for approximately 90% of our TV and video sales in Europe in 2003, compared to approximately 60% in 1999. In line with this worldwide brand strategy, in September 2002 Thomson launched the RCA Scenium® product line in the United States, with a leading positioning in the Home Theatre mass market similar to the successful THOMSON Scenium® product line in Europe. This reinforcement of our positioning in the high-end market is maintained by Thomson’s expertise in digital innovations. Today, the Scenium range stands for cutting-edge technological integration and styling excellence.

In 2003, RCA/Thomson Scenium® reconfirmed its high-end positioning in flat display markets, strategically pushing ahead with LCD and Plasma innovative designs, HiPix resolution technology and high-definition television line-ups. Thomson also made strategic investments to develop and introduce new line-ups of high resolution microdisplay television products that are based on Texas Instrument’s DLP technology. Building on its expertise in picture quality and on digital storage solutions, RCA/Thomson SCENIUM demonstrated clear leadership with its forward-thinking Thomson OZ Digital Home Networking solution (its one button remote and cutting-edge user-interface) during the international exhibitions in Berlin, Germany (Internationale Funkausstellung Fair) and Las Vegas, U.S. (International Consumer Electronics Show). Thomson also introduced the LYRA Audio/Video Jukebox and HDTV Profiles - a slim projection HDTV set that is only 17 centimeters “thin”.

Reshaping into a service provider

2003 was also a year of great change with the announcement in November of the signature of a binding memorandum of understanding with TCL International Holdings Limited (“TCL International”), the leading multimedia consumer products company in China, and TCL Corporation (“TCL Corp”), the parent company of TCL International, to form TTE, a new company for the development, manufacturing and distribution of television sets. On January 28, 2004, Thomson, TCL International and TCL Corp entered into a combination agreement (the “Combination Agreement”) to combine their respective television manufacturing businesses and assets into TTE. TTE is expected to benefit from competitive advantages built around:

•	leading, complementary market shares in its three major markets (Asia, Europe and the United States);

•	strong brands in these markets (THOMSON® in Europe, RCA® in the United States and TCL® in China);

•	a cost-efficient industrial manufacturing presence near each of these consumer markets;

•	strong technological expertise with close to 1,000 engineers; and

•	a wide range of product and service offerings for its customers.

TCL and Thomson expect the new company to achieve revenue and operational synergies driven by scale effect and global presence.

Pursuant to the Combination Agreement, in consideration for a 33% shareholding interest in TTE, Thomson agreed to contribute into TTE certain television production plants, including its television manufacturing plants and businesses in Mexico, Poland and Thailand. Thomson also agreed to contribute its television R&D centers worldwide and certain other assets constituting substantially all of the television production business of Thomson’s Consumer Products division. This business generated approximately €1.7 billion in revenue in 2003 (representing approximately 20% of

Thomson’s consolidated revenue and 53% of the revenue of its Consumer Products division in 2003). The total net tangible asset value of the assets (including a cash contribution of €70 million) to be contributed by Thomson is estimated to amount to approximately €218 million as of December 31, 2003. This business employed approximately 6,600 Thomson employees who will be transferred to the new entity. Thomson will retain the cash and cash equivalents, accounts receivable, finished goods and certain raw materials of its own business and will retain ownership of its brands, intellectual property, marketing and sales organization and certain value-added manufacturing assets. Thomson will grant to TTE a license on certain of its brands and its intellectual property related to the television manufacturing business.

Pursuant to the Combination Agreement, in consideration for a 67% shareholding interest in TTE, TCL International also agreed to contribute into TTE certain television production plants and other television business assets which generated approximately RMB13.3 billion in revenue and a net profit from ordinary operating activities of approximately RMB 505 million.

In connection with the transactions contemplated in the Combination Agreement, the parties to it and TTE have finalized several agreements, in particular a shareholders agreement and other arrangements, including undertakings not to compete with TTE’s television business and restrictions on Thomson’s ability to transfer its interest in TTE for up to a period of five years, and certain operational agreements concerning the future activities of TTE.

Under these operational agreements, among other things, Thomson’s Component division would become a preferred supplier to TTE of tubes and other selected components in China and worldwide. In addition, Thomson’s sales and marketing network of the Consumer Products division would be engaged as the exclusive agent to TTE for distribution into North America and the European Union countries, with an affiliate of TCL International performing a similar role in China. Thomson also would be engaged to provide value-added services such as product design, client coverage, logistics, quality certification and after-sales services and some value-added build-to-order manufacturing services. In most cases, TCL will enter into substantially similar agreements with TTE for distribution and manufacturing in Asia.

In connection with the transactions contemplated in the Combination Agreement, Thomson is also expected to grant TTE the option to acquire its DVD device R&D, manufacturing and sales business for no additional consideration before December 31, 2004. If such option is not exercised, Thomson will contribute to TTE €20 million worth of additional assets in the form of current or non-current assets, cash or a dilution of Thomson’s interest in TTE. In addition, Thomson is expected to enter into a receivables purchase and sale agreement with TTE, which would be effective for up to two years, and may assume certain of TTE’s restructuring costs up to a maximum of €33 million. Thomson would have no other obligation to provide any financing support to TTE or for its benefit to any person.

Following completion of the transactions contemplated in the Combination Agreement, Thomson expects to account for its investment in TTE using the equity method of accounting. Thomson’s consolidated revenues would therefore be reduced by the revenues from the current television manufacturing activity that would be contributed to TTE. This revenue reduction is expected, however, to be partly offset by additional service and component supply revenues from TTE. Upon the completion of this transaction, the losses of the Thomson television business would be largely eliminated from Thomson’s consolidated financial results.

Finally, it is contemplated that Thomson would grant TCL International the option to acquire up to 2.5 million Thomson shares at a price of €18.12 per share and that Thomson would be granted an option to exchange all of its TTE shares, under certain circumstances, for shares in TCL International representing up to 30% of the share capital of TCL International.

Thomson currently anticipates that the transactions contemplated under the Combination Agreement will be completed in July 2004. The completion is subject to the approval of the respective shareholders of TCL International and TCL Corp and to certain regulatory and other conditions.

Televisions

In 2003, the Group had a 10.9% volume market share in the United States for television sets, which represents a decrease of 200 basis points from 2002. In North America, the Group focused its efforts on its close relationships with key retailers and on its distribution infrastructure, while developing its high-end products under the RCA Scenium® brand name. In 2003, the Group ranked fourth in value for television sets in its core European market, which comprises the five largest European national markets: France, Germany, the United Kingdom, Italy and Spain. THOMSON® brand value market share in these five countries reached 8% at year-end 2003, compared to 7.5% at year-end 2002 and 3% in 1997, benefiting from the focus on the THOMSON® brand name and the success of our Scenium® products line, in particular in high-end products such as projection TV and Plasma Flat Screen. In 2003, Thomson also held significant and growing market positions in Eastern European television markets, particularly in Russia, Poland, the Czech Republic and the Ukraine. In addition, Thomson has further strengthened its links with its main distributors.

Essential Consumer Products

Audio and Video products

Since July 2002, we have managed our Audio Video activity on a worldwide level. In order to improve customer and product quality focus, we reorganized the Audio Video business into two business units designated Home Audio Video (HAV) and Personal Audio Video (PAV). The HAV business includes all products linked with television such as DVD players, DVD recorders, DVD/VCR combo and Home Theatre products. PAV includes core audio products, audio systems and portable audio and video players.

In Europe, our HAV business grew unit share to over 7% using a multi-brand approach, while in the Americas our share, under pressure from Chinese manufacturers in the “commodity” categories, amounted to 5%. Certain higher priced new products failed to achieve broad mass market acceptance in 2003, their initial year of sale.

In the PAV business, we continued to invest and drive innovations with the introduction of a portable video hard drive enabled product called the Video Lyra and, at the same time, strengthened our leadership position in the digital audio (MP3 Player) category. We retained our number two position in the overall PAV industry in the Americas with a 12% market share. In Europe, our unit share remained at about 5%, the same as last year.

Consumer Solutions

The acquisition of the accessory business and brand assets of Recoton in June 2003 not only permitted the Group to diversify its portfolio of premium brands, through such brands as Acoustic Research®, Advent®, Recoton® and Jensen®, but also to reinforce significantly its own brands and to benefit from an expanded distribution network. The acquisition is an important step in Thomson’s global strategy to evolve its consumer products business consisting of a higher margin line of products and services linked to accessories. The strong margins of the Recoton businesses will contribute to the future development of profitable growth of Thomson’s accessories business. A stronger Thomson Consumer Solutions product offering will include remote control units, surge protectors, wireless telephone accessories, headphones, and speakers, audio/video cables, satellite receivers and roof-top TV antennae, computer accessories, blank recording media for digital video, music, photos, photo/video travel bags and a variety of accessories for consumer products. Today, Thomson provides accessory products and services to retail leaders in European and North American markets.

Communications

ATLINKS is our global communications business selling residential phones under the GE® and Alcatel® brand names. In 2003, business activities carried on directly with telecommunications companies were transferred to the management of the Broadband Access Products within the Content and Networks division.

In the Americas, we continued to hold our number one position in residential telecommunication products with a unit market share of 24%. We continued to invest in and release new products and upgraded our mix with the introduction of a new range of 5.8GHz cordless and multi-handset phones.

In Europe, we sell communication products primarily under the Alcatel® brand name and achieved an overall unit market share of over 7%, a decrease of 80 basis points compared to last year due to the change in product mix away from the lower-priced, basic product categories. Our DECT products volume grew by 52%, and we increased our DECT market share by 70 basis points.

In the rest of the world, we initiated a project to sell communication products (cordless) in China using the GE® brand name sold through a Chinese distributor, achieving a market share of about 4% in the cordless category by the end of our first year.

In 2003, a range of RCA® branded telecommunications products were developed and introduced in January 2004 at the winter consumer electronics show in Las Vegas. This RCA® range will expand distribution and sales within the SOHO (Small Office-Home Office) retail channel with premium price points to GE® brand offering.

Licensing

In 2003, Thomson’s licensing division generated €462 million in consolidated net sales, or 5.5% of our consolidated net sales, and €411 million in operating income, reaching an operating margin of 88.8%. At December 31, 2003, this division employed 175 individuals based in France, Germany, Switzerland, Japan, China and the United States.

We have made a strategic priority of the protection and valuation of our intellectual property. Our strong world-wide patents portfolio on video technologies combined with our licensing expertise constitute significant competitive advantages enabling us to benefit from sustainable revenues and profits. The Licensing division was created in early 1999, integrating the RCA.TL patent and license management business transferred from General Electric Co. to the Group on January 1, 1999.

The Licensing team works closely with Thomson’s research and development centers to identify ideas that may be potential patent candidates, draft patent applications and detect uses of our patents by third parties. As of December 31, 2003, we held approximately 40,900 patents and applications worldwide, derived from more than 6,457 inventions. In 2003, we filed 614 priority applications, which are applications for new inventions that are filed for the first time, an increase of 11% compared to 2002.

We believe that our patent portfolio is well-balanced between major new technologies and mature technologies. Among the new patented technologies, the Group has significant positions in the areas of digital decoders, high-definition and digital television sets, optical module patents for CD and DVD players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display and plasma. The Group also holds strong positions in patents of mature technologies, including color television sets, color television tubes, VCRs, camcorders and color tube display monitors.

We currently have approximately 750 licensing agreements relating to a diversified mix of video products and services covering almost all consumer electronics companies in the Americas, Europe and Asia. Our top ten licensees account for approximately 72% of our total licensing revenues. The licensing agreements are typically renewable and have an average duration of five years, and royalties are primarily based on sales volumes.

The Licensing division relies on a relatively small infrastructure and cost base. When considering the relative profitability of the Licensing division, however, it is important to note that our other divisions support research and development costs, but did not benefit from income from patents licensed which was attributed to the Licensing division.

Our strategy for the Licensing division is to further develop our intellectual property portfolio, through widespread, but highly targeted patent applications and through the acquisition of additional patents that have strong commercial and technical complementarities with our existing portfolio. Furthermore, we intend to increase the number of licensees through a more systematic enforcement of existing patents, especially in emerging markets where production facilities have been relocated but also in Europe and the United States, and through the launch of new licensing programs around flat displays and digital and interactive television patents. However, the results of this enforcement strategy will depend in part on the level of recognition and protection of intellectual property rights provided by local law, particularly in emerging markets. In July 2002, we joined a consortium pooling and managing the licensing patents essential to the MPEG-2 video compression standard. Finally, we are leveraging our expertise in licensing through portfolio licensing services to third parties. Thus, in connection with the TTE partnership referred to above (see “—Mainstream Consumer Products— Reshaping into a service provider”), Thomson is expected to provide patent management and licensing services to TTE.

Table of principal market shares, competitors, clients and suppliers

	Main market shares (and sources)	Main competitors	Main clients and suppliers
Content and Networks Technicolor—Creative Content Services and Film Entertainment Services	Technicolor’s market share in film processing, which totals 35% of worldwide market value, is based on internal estimates.	The Group’s main competitor in film processing is Deluxe.	Technicolor’s principal clients are large film studios such as Disney, Warner Brothers, Universal Studios, DreamWorks and Paramount; software and game developers such as Microsoft and Electronic Arts; and television channels.
	Technicolor’s market share in post-production, approximately 10%, is based on internal estimates.	The Group’s main competitor in post-production services is Ascent.

Content and Networks Technicolor—Home Entertainment Services	Information regarding market share for the replication of DVDs (35-40% in the United States and 25-30% in Europe) and of VHS cassettes (35-40% in the United States and 30-35% in Europe) is provided by Understanding & Solutions market studies.	The Group’s principal competitors for the replication of DVDs and VHS cassettes are Cinram, Sony DADC, Sonopress and Deluxe for DVDs, and Deluxe and Cinram for VHS cassettes.	Our major suppliers include Kodak (film) and Singulus (replication lines for DVDs).

	Main market shares (and sources)	Main competitors	Main clients and suppliers
Broadcast & Media Solutions Broadband Access Products	Broadcast & Media Solutions businesses are present in more than 22 countries. Based on internal estimates, Thomson is the leading supplier worldwide in digital broadcast system solutions, such as broadcast servers, switchers, routers and film imaging equipment used in post-production. Thomson also estimates that it holds the number two position worldwide in video cameras giving it, in value terms, an overall worldwide market share of around 30% at the end of 2003 in the traditional broadcast market, and 7% in the larger professional video market.	Thomson’s main competitors for its Broadcast & Media Solutions businesses are Sony and Panasonic in the traditional market, Avid and Pinnacle in the professional market, and Harmonic and Tandberg Television for the network operators market.

Broadcast & Media Solutions supplies its digital broadcast solutions, equipment and service to a large number of television, post-production professionals and digital TV network operator worldwide.

Its products and services offerings include reporting and studio video cameras; digital processing and management equipment and systems for television studios and mobile OB Vans; image and sound processing equipment for broadcasters and post-production operators; as well as management, transmission and compression systems for pay television operators. Such equipment and systems are produced and developed internally or purchased from different suppliers such as for certain video cameras.

Content and Networks Broadband Access Products

The Group estimates that it is a world leader in the digital decoders sector, with a strong presence in the United States, Europe and Latin America. There are no market analyses available for this activity.

Available information regarding market share is provided by Kinetic Strategies and Cable Datacom News, Kagan Media and Del’oro Group for cable modems and the DSL business.

Main competitors in the decoder activity include Humax, Motorola, Philips, Samsung, Scientific Atlanta, Sony and Pace.

Main competitors in the cable modem activity are SA, Ambit, Terayon and Motorola; and Siemens and NEC in the DSL business.

Main competitors in the telecommunications products activity are Sagem, Siemens, Philips, Panasonic and Vtech.

In 2003, the Group is one of the main suppliers of digital decoders for the main American operators, DIRECTV and Echostar. Thomson also has significant market shares in Europe, in particular with BSkyB in the United Kingdom, Canal+ and TPS in France and other operators such as ViaDigital in Spain.

	Main market shares (and sources)	Main competitors	Main clients and suppliers
Components

Thomson is one of the leading providers worldwide of cathode ray tubes for televisions. In the market of large and very large size tubes, the Group is the second largest manufacturer worldwide in terms of volume.

These market figures are based on internal estimates, and are supported by the principal tube manufacturers.

		Our main competitors are LG/Philips, SDI, Matsushita /Toshiba.	Our main clients are the large consumer electronics products manufacturers (see below), including large Chinese consumer electronics groups (such as ChangHong and Konka).

Consumer Products	In 2003, the Group’s market share in terms of volume in the U.S. television market stood at 10.9%. In Europe, the Group ranked fourth in terms of market share by value for television. Market share for the THOMSON brand in the five principal European countries was 8% at the end of 2003. In the European TV, VCR and DVD players and audio products market, information available regarding market share is provided by Gesellschaft for Konsumer Markt-und Absatzforschung (“GfK”). For the American TV, VCR and DVD players and audio products market, as well as residential telephones, available information regarding market share is provided by SYNOVATE.

The Group’s principal competitors are:

•      for television and video products: Matsushita, Philips, Samsung, Sony and Toshiba;

•      for audio products: Panasonic, Philips and Sony; and

•      for retail communication products: Panasonic, Uniden and V-Tech.

•      for consumer accessory solutions: Monster Cable, Gemini, Belkin, Hama, Vivenco.

Our main distributors are national chains in the United States such as WalMart, Best Buy, Circuit City, RadioShack and Home Depot and, in Europe, groups such as Carrefour, FNAC or Kesa.

Depending on the products and market opportunities, the Group has multiple suppliers. The Group’s general purchasing policy is described above in “— Sourcing”.

Research, Innovation and Product Development

Thomson maintains a longstanding commitment to investing in a broad range of research and development initiatives to support and expand its product and service offerings and licensing programs in order to create competitive advantages and to establish new markets.

Most of the long-term research is managed centrally through Thomson’s Research and Innovation department, which employs about 500 people mainly in seven research centers on three continents as of December 31, 2003. The largest center, located in Rennes, France, has a staff of 180. Mid-2003, a new research center has been opened in Burbank, California. This center is co-located within the Content & Networks facilities and has the specific mission to provide local R&D support to this division. The other centers are located in Hanover and Villingen (Germany), Indianapolis and Princeton (U.S.) and Tokyo (Japan).

Product development is carried out within each of Thomson’s divisions and employs approximately 2,500 people primarily in the United States, France, Germany, the Netherlands, Belgium, Italy, Singapore, South Korea and China.

Traditionally, Thomson’s research and development efforts have covered a wide spectrum of technologies associated with a consumer electronics company. Over the past two years, these research and development efforts have been progressively redirected to achieve a rebalancing over the entire video chain, utilizing core competencies and knowledge gained through close relationships with Thomson’s client base. Thomson’s goal is to develop new technologies to meet clients’ needs facing the growth of their digital activities. At the same time, it intends to expand its intellectual property portfolio, enhance product integration in cooperation with its business units, and reduce the time required to bring products and solutions from design to production and eventually to market. To respond to customer needs, Thomson focuses on key technologies throughout the video chain:

•	In the area of digital content, Thomson focuses on image capture, processing, and manipulation technologies that address the wide range of display formats, image qualities, and applications found in the media industry. Examples include 4/3 and 16/9 TV displays, cinema formats such as pan-and-scan, and standard and high-definition TV. Applications encompass conventional and digital cinema, home cinema, TV, and Internet. Thomson’s research and development focuses on delivering highly flexible image capture and processing equipment, and on developing next-generation display technologies such as OLED (Organic Light-Emitting Diodes), rear-projection and digital cinema.

•	In the area of digital content production, Thomson develops storage, networking, search, access, and asset management solutions, examples of which are Storage Area Network (SAN) and multi-SAN architectures. The company also develops MPEG-2 compression solutions and platform architectures that allow the exchange of contents between professional sites across multiple network formats and sizes. Leveraging its expertise in compression and IC design, Thomson prepares the next generation of encoders and decoders that incorporate MPEG-4 technology. Specially, the Company plays a leading role in the finalization of the new MPEG 4 PART 10/H.264 video compression standard, which will be used in bandwidth and storage critical applications.

•	To address customers’ need to deliver contents from multiple sources through a diverse range of networks, Thomson develops streaming technologies, adaptive network technologies, and network systems integration. In addition to its traditional focus on Satellite, Terrestrial and Cable networking technologies, Thomson develops advanced solutions for ADSL (Asynchronous Digital Subscriber Line) and Broadband Wireless networks like LMDS (Local Multipoint Distribution System) in the 42GHz band and, in the 5 GHz bands, HiperLAN2 and WiFi (Wireless Fidelity)/802.11a. It is believed that these wired and wireless technologies will eventually become jointly used for delivering digital content to consumers with a high degree of convenience. Additionally, investments are made in developing both critical enabling technologies and content-driven applications, like streaming video over mobile and heterogeneous networks.

•	The Company’s research and development leverages its core competence in consumer electronics and knowledge of the needs of consumers, content providers, and distributors to develop innovative digital home networking, home media servers, and content protection solutions. The forthcoming digital home network architecture and transmission technologies are under development to allow the exchange of digital content via different platforms, with a particular attention paid to the emergence of products based on hard-disk drives, which are bringing considerable improvements to the end-consumer experience and open new opportunities for content providers and network operators.

•	The Company continues to invest in the cathode ray tubes and rapidly raises its profile in OLEDs (Organic Light-Emitting Diodes), a technology believed to have considerable performance and manufacturing cost efficiency potential.

•	Currently, major product development initiatives include enhanced television displays, electronic program guides, interactive service interfaces, digital and high definition television, pickup heads and modules for CD and DVD drives, DVD players, tape-less audio/video recorders, digital set-top boxes and cable modems.

Thomson’s internal research and development activity is complemented by subcontracting certain research activities to outside providers, as well as by entering into research or co-development activities with strategic partners. For example, Thomson developed the mp3 digital compression standard in cooperation with the Fraunhofer Institute and Coding Technologies, and in 2001 launched with these two partners mp3PRO®, a new version of mp3 that doubles the amount of music that can be stored in memory and improves the audio quality of compressed music files. Other key R&D partners include INRIA (Institut National de Recherche en Informatique et Automatique) and CEA (Commissariat à l’Energie Atomique) in France, HHI (Heinrich Hertz Institute) and many Universities in Germany, and CDT (Cambridge Display Technologies) in the U.K. To access key technologies and accelerate the transition toward digital technologies, products and services, the company also makes selective minority investments in companies with leading technologies considered beneficial to its product lines. In addition, its internal research and development is supplemented by appropriate intellectual property acquisitions.

Investments

In 2003, the Group continued its repositioning strategy in its portfolio of businesses.

The Group expanded its client base and diversified its businesses with a number of selective acquisitions such as Cinecolor, the Recoton businesses, Pacific Media Affiliates (PMA) and other acquisitions of lesser size. During fiscal year 2003, the aggregate sum of disbursements related to the Group’s financial investments amounted to €565 million, compared with €1,273 million in 2002. The Group intends to continue in the context of its 2004-2007 strategic plan to proceed with selective acquisitions.

Thomson’s acquisition of tangible and intangible assets amounted to €510 million, compared with €608 million in 2002. These investments were primarily made in the Content and Networks division. In 2003, the acquisition of fixed assets primarily consisted of the installation of new DVD replication facilities, investments in new post-production laboratories/studios and investments in the production of extra-flat tubes.

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

We acquired ownership of the RCA® brand name in 1999 for unlimited use after having used it for 15 years under a license conceded with respect to certain regions and products pursuant to certain agreements in 1987 with General Electric. In March 2001, we acquired the Technicolor assets and businesses, including the Technicolor® trademark. During 2001, we purchased the THOMSON® names and all attached rights from TSA and Thalès S.A. For more details on these contracts, refer to Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions”. In March 2002, we acquired Grass Valley Group, Inc., which owns the Grass Valley® trademark.

In July 2003, Thomson acquired from the American company Recoton Inc. the trademarks of Recoton®, Ambico®, Discwasher® and Sole Control® in the accessories business.

In connection with Thomson’s partnership to form TTE, Thomson would be responsible for the licensing of TTE’s intellectual property related to the TV business. Thomson has also agreed to grant a 20-year exclusive license allowing TTE to produce and market television sets under its leading consumer brands, notably RCA® and THOMSON®, as well as under certain other brands in the United States and the European Union, as well as certain other regions.

Sourcing

In 1997, Thomson established a centralized sourcing organization. The department consists of approximately 330 employees who are deployed throughout each business unit and are present in fourteen countries within Asia, Europe and the Americas. These individuals select and manage our network of suppliers of raw materials, components, finished goods, services and equipments. Their objective is to benefit from global volumes and common vendors, standardization and deployment of best practices throughout the different operational divisions.

In addition, Thomson has built relationships with key suppliers like STMicroelectronics and NEC, thus strengthening its position for the purchase of integrated circuits in particular.

For several years, Thomson has been implementing specific programs to reduce global sourcing costs and continuously increase efficiency and performances. We have reorganized our sourcing resources in order to centrally manage global commodities, while expanding upstream sourcing activities with development in order to optimize our supplier base around standard platforms and technologies, increasing the frequency with which supply agreements are renegotiated and establishing “Just In Time” flexible and consignment-based logistics relationships.

Thomson has obtained significant price reductions linked to the sourcing performance and to the increased competition among our suppliers. In 2003, we have continued to experience a significant decrease in materials costs throughout our organization. By focusing proactively on driving down total material costs at a fast pace, we have enhanced our capacity to partially offset market price declines.

In addition, we have increased our use of electronic exchanges with our suppliers, achieving increased automation and improving the reliability of ordering and forecasting processes, and have implemented innovative collaborative planning projects. Since 2000, these initiatives have been extended towards indirect purchasing, for example, with the massive deployment of an e-procurement platform called Easysource, in order to control and optimize non-production purchasing. In addition, in 2001 we created a joint venture named KeyMRO, which aims to group Thomson’s non-production purchases with those of two other French companies, Rhodia and Schneider, and thereby reduce the total cost of non-production goods and services purchased by leveraging combined volumes.

Our sourcing organization participates in the integration of newly acquired businesses through the implementation of our global and uniform processes. For example, identifying all components required for the manufacture of our products has allowed us to combine and leverage volume purchases.

We believe that the termination of any one of our supply contracts would not materially endanger our operations or financial condition. The principal suppliers of the Group in 2003 are of three types: suppliers of finished products for the Consumer Products division, which are primarily Asian-based suppliers (CCT, Chase Glory), suppliers of logistical services (Schneider Logistics, Geodis) and suppliers of components or primary materials such as ST Microelectronics and Kodak.

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

At the end of 2003 we had 60 facilities involved in the production of television sets, large and very large cathode ray tubes (“CRTs”), optical components, high-end audio products, VHS tapes and DVDs and motion picture film processing. Most of these facilities are located in low-cost countries such as China, Mexico, Poland and Thailand, for consumer electronic products which give us a competitive cost base, while digital media solutions product manufacturing locations are located near our geographic markets. We intend to continue this strategy of manufacturing in low-cost countries for all of our divisions.

Consistent with our manufacturing strategy, the majority of goods produced at our North American plants are sold in North America, while our European plants produce goods destined primarily for the European market. Our Asian plants produce goods for all markets.

The table below shows our manufacturing facilities by division at the end of 2003. We own all of these facilities, except the Chinese facilities, which are on a long-term lease due to local legal requirements, and the Mexicali plant (construction and equipment) is financed through a synthetic lease. In addition, we entered into a sale-lease back transaction in 2001 through our Polish subsidiary which transfers ownership of tube manufacturing equipment. Pursuant to the contribution agreement creating the TTE joint venture, we have agreed to contribute certain television production plants, including our television manufacturing plants and businesses in Mexico, Poland and Thailand, as well as all television R&D centers worldwide and certain other assets constituting substantially our television production business, to the joint venture. For further information regarding our TTE joint venture, see “—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”. We also lease our Boulogne and Indianapolis office buildings. For more information on these leases, see the discussion under Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, as well as Note 24 to our consolidated financial statements.

Principal Manufacturing Units

Location	Division	Products

Americas:
Camarillo (California)	Content & Networks	DVD
Livonia (Michigan)	Content & Networks	VHS
Guadalajara (Mexico)	Content & Networks	DVD
Mirabel (Canada)	Content & Networks	Film
North Hollywood (California)	Content & Networks	Film
Mexicali (Mexico)	Components	Tubes
Manaus (Brazil)	Content & Networks	Decoders
Juarez (Mexico)	Consumer Products	Televisions

Europe:
West Drayton (UK)	Content & Networks	Film
Rome (Italy)	Content & Networks	Film
Piaseczno (Poland)	Content & Networks	DVD
Bagneaux (France)	Components	Glass panels, funnels
Anagni (Italy)	Components	Tubes
Piaseczno (Poland)	Components	Tubes
Angers (France)	Consumer Products	Televisions
Zyrardow (Poland)	Consumer Products	Televisions

Asia:
Nantao (China) (sold in May 2004)	Components	Components
Foshan (China)	Components	Tubes
Fortune (China) (since January 2004)	Components	Tubes
Bangkok (Thailand)	Consumer Products	Televisions
Dongguan (China)	Consumer Products	Audio

Environmental Matters

As a global leader in providing a diverse range of video technologies, finished products and services to consumers and professionals in the entertainment and media industries, Thomson understands the importance of establishing consistent and universally applied standards. Such standards should not only assist each of our locations meet the requirements of the country in which it is located, but may also permit each to develop programs that go beyond local regulatory requirements. To address this concern, Thomson has developed a Corporate Environmental, Health and Safety (EH&S) Charter as well as Policies and Guidelines. The EH&S Charter supports the Thomson Ethics Charter, and is the cornerstone of our EH&S program. It defines key management principles designed to protect human health and the environment, helps us meet our legal and corporate responsibilities, and provides a measure of guidance for each of our location’s activities and operations.

The EH&S Charter has been translated into five languages and is displayed at each industrial site.

This charter is designed to guide us in our obligation to conduct business in a safe and environmentally responsible manner and to provide direction to employees in their daily work.

Thomson is dedicated to the principle of protecting human health and the environment and committed to complying with applicable regulations, providing a safe and healthy work place, promoting the conservation of natural resources and energy, continuing the implementation of programs for reducing emissions to air, water and land and minimizing the impacts of our products along their whole life cycle. Thomson continually assesses the impacts of our facilities and educates our employees through environmental health and safety awareness programs.

Thomson is firmly committed to continually improving facilities and products in the best interest of customers, employees, communities and the future.

This report provides an overview of the environmental and safety initiatives that Thomson has undertaken to fulfill its responsibilities as a global corporate citizen. In compiling this information, Thomson identified the most significant actual and potential environmental and safety aspects and impacts of Thomson’s business, both globally and by business unit, for the year 2003. In accordance with the principles enunciated in the EHS Charter, we continually assess our facilities to identify opportunities and implement measures to reduce these actual and potential adverse environmental and safety impacts. Thomson is committed to continually assessing the impacts of our facilities and products. It remains our goal to continually evaluate our information needs and collection process to ensure that we remain focused not only on present activities and issues, but also on what we anticipate as future requirements.

Due to the evolution of our business, and our success in the integration of our Corporate EH&S policies and the programs and initiatives within locations acquired since 2001, the number and diversity of reporting locations for 2003 versus 2002 has increased substantially. For the 2003 report we have expanded the total number of reporting locations from 41 to 56. By Thomson’s definition, a manufacturing location is a facility where television sets, large and very large cathode ray tubes (“CRTs”), video products, optical components, high-end audio products, VHS tapes, CDs and DVDs are produced or packaged, or where motion picture film is processed. Each Thomson reporting manufacturing location has identified personnel who, along with the support of local EH&S Committees, are responsible for reviewing Corporate Policies and Guidelines and applicable governmental laws and regulations, and for implementing site specific programs and procedures which aim to ensure compliance and reduce the potential for their operation to cause harm to human health or the environment.

EH&S audits are a key part of Thomson’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive corporate audit program was implemented in 1996. Auditors are both internal and external personnel who have been trained and are experienced in auditing. The aim of the audit program is to review our industrial locations compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel through the organization, identifying “best practice” opportunities, communicating successful initiatives between plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to other aspects of our multi-faceted business.

In 2003, 22 locations were audited as part of our objective of auditing each manufacturing location at least every three (3) years.

Thomson understands that each employee has the ability to affect our EH&S efforts and performance, thus it is critical that they are provided with the appropriate tools, resources and knowledge. The aim of the EH&S Training program is to develop awareness and skills that allow employees and contractors to perform their jobs in such a manner that will not only ensure compliance with appropriate laws, regulations and policies, but also so that they may prevent accidents which may lead to injuries or harm to the environment.

In 2003, nearly 100,000 hours of documented training on a wide variety of environmental and safety compliance and protection, injury prevention, emergency preparation and response, and occupational health topics was provided to employees and contractors throughout Thomson.

Operational Data and Results

The Corporate EH&S Organization has identified key information that is tracked and reported on. This information includes utility consumption, waste generation, recycling and disposal, air emissions and water effluent from our locations. To ensure the timely and consistent reporting of information from our worldwide locations, Thomson has developed its own electronic database, which serves as a vital tool for efficiently identifying and acting upon trends at the reporting site, business unit, regional and global levels.

In 2003, data was collected from 56 locations, compared to 41 locations reporting in 2002. Given the diversity of our operations, the types aspects and potential impacts vary by location, thus not every location is required to report on each of the established metrics.

Environmental and Safety Goals

In 2002, Thomson established the following environmental targets and goals to be met by its worldwide manufacturing locations by the end of 2004:

The targets were the following:

•	10% Reduction in Energy Consumption

•	10% Reduction in Water Consumption

•	10% Reduction in Waste to Landfills

•	Achieve a Greater than 75% Waste Recycle Recover Rate

•	10% Reduction in the Work Related Reportable Injury Rate

•	10% Reduction in the Work Related Reportable Lost Work Day Injury Rate

•	ISO 14001 Certification of Significant Manufacturing Sites

•	Development of a System for Global Collection and Tracking of Specific Air Emissions

•	Development of a System That Allows for the Identification and Estimation of 2002 EEC Listed Chemical Substances (Banned, Prohibited, Or Substances Under Special Attention) Within Our Product.

Energy Conservation

In 2003, worldwide energy use was 9,019 tera joules, a decrease of 20%, versus 2002 and 11% versus 2001. Of the total energy consumed, 47.6% was in the form of electricity, with the remainder coming from fuel sources.

Water Conservation

Within Thomson, water conservation remains a key objective. A number of water conservation programs designed to reduce consumption in process and non-process applications were implemented. In 2003, water consumption within the Thomson reporting locations increased by less than 1% versus 2002; in spite of a total water requirement increase of 17.5% (50.4 versus 42.9 million cubic meters). When combined with past water conservation initiatives, we were able to limit the amount of water required in 2003 to 15.3 million cubic meters, resulting in a 69.9% recycling rate, compared to a 65% recycling rate in 2002.

Waste

Thomson has a long-standing commitment to the principles of sound and environmentally responsible management of waste. Establishing the hierarchy of material internal re-use, recycling and reclaiming followed by treatment and landfill as the last option, we have developed and implemented programs to aggressively reduce waste generation, decrease the amount of hazardous waste, decrease waste sent to landfill, and increase recycling.

Total waste generated decreased by 12.6%, or 19 thousand metric tons. While slightly improved versus 2001, the recycling rate was 69.2%, or 7.7% below goal of 75%.

Recycling efforts resulted in 27,448 metric tons of glass associated with TV picture tube and TV assembly plants being recycled both internally and externally versus being land filled as a hazardous waste. Due to this program, Thomson avoided raw material purchases by 10,397 metric tons in 2003.

Air

Upon evaluation of our operations, we determined the most significant air emission contaminants resulting from our manufacturing operations to be carbon dioxide (CO2, a significant component of Greenhouse Gas) associated with onsite combustion of fuels, and lead, oxides of nitrogen (NOx) and particulate matter (PM) resulting from our CRT glass manufacturing operations.

In 2003, a total of 268,127 metric tons of CO2 were emitted from combustions sources within our manufacturing plants. This figure was calculated using the 1996 Intergovernmental Panel on Climate Change (IPCC) Emission factors. Emissions for CO2 from the Displays and Component group in 2003 were reduced by 30.5%, 248,171 versus 357,168 metric tons.

Environmental Management System

An Environmental Management System (EMS) is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. An effective EMS aims to identify and eliminate the causes of potential environmental problems, establish and achieve environmental goals, reduce potential risk and liability, and operate a more effective environmental program.

ISO 14001 is the most widely accepted international standard for an EMS. In today’s global market, participation in the ISO 14000 process is one way for an organization to demonstrate its commitment to the environment. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor environmental impacts of its activities. In 2001, the Thomson Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004.

Currently, 13 locations have completed the ISO 14001 certification process. The remaining sites are scheduled for completion in 2004.

Health and Safety

An effective occupational health and safety program as defined by Thomson, looks beyond specific requirements of law to address all hazards. The aim of our occupational health and safety programs is to prevent injuries and illnesses, whether or not compliance is at issue. We believe that the necessary elements of an effective program include, at a minimum, provisions for systematic identification, evaluation, and prevention or control of general workplace hazards, specific job hazards, and potential hazards that may arise from foreseeable conditions.

Accident and injury prevention programs include active local safety committees and specialized task forces, job safety analysis, written plans and procedures, employee training, monitoring for potential chemical, physical, biological, and ergonomic risks, inspections and audits, incident investigations and the implementation of appropriate corrective actions.

As a result of our injury prevention efforts, in 2003 Thomson continued its downward trend and achieved an additional 3.9% decrease in work related injury incident rate (number of recordable injuries per 200,000 hours worked) from 3.09 in 2002 to 2.97. In addition, we experienced a 21.1% decrease in our work related lost workday incident rate (number of recordable lost workday injuries per 200,000 hours worked) from 1.61 in 2002 to 1.27 in 2003.

Annual Performance Measurement Process

A process was implemented in 1997 to allow for the consistent measurement and reporting of key management programs and requirements within each of our industrial locations, and their progress toward environmental, safety and resource conservation improvement goals. This process establishes benchmark criteria, helping us create consistent global focus and action on key programs, requirements and initiatives.

Measured criteria include the establishment of internal EH&S audits and inspections, development of emergency preparation and response plans and associated training and drills, development of EH&S Committees, identification and completion of EH&S related employee training, and each location’s progress toward zero work related injuries and lost workdays, reducing environmental impacts to air, water and land, and reducing the consumption of water, energy, or raw materials.

For the 2003-reporting year and in accordance with the principle of continual improvement, the performance management process was modified. Modifications included raised expectations to achieve benchmark scores, the establishment of written Environmental Management Systems, and the identification and tracking of at least two planned activities within each of safety, environment and utility consumption programs to reduce adverse impact.

Insurance

To date, we have been able to obtain insurance coverage for our operations worldwide at levels that we consider to be prudent and in conformity with industry standards.

In partnership with its insurers, Thomson has a program of prevention and protection of its production sites in order to reduce its risk exposure to its assets and their consequential financial losses. The guarantees subscribe locally by the units of the Group are protected under a worldwide program applying on difference in conditions and on difference in limits of the local coverage.

The level of deductible is adapted according to the assets and the risks of the operational units. Property damage and consequential business interruption are covered up to a limit of €300 million per occurrence.

The general commercial and product liability guarantee covers liability to a limit of €114.5 million. The policy is “all risks except” standard exclusions. The amount of damages and risks covered in 2004 are identical to the amount covered in 2003. The insurance plan also covers transportation, material damage and employer’s liability insurance where required. Thomson also subscribes to directors and officer’s liability insurance and an environmental pollution insurance policy. Additional policies are maintained where necessary to comply with applicable laws or to provide additional coverage for particular circumstances and activities. For example, we maintain independent automobile and personal liability policies in the jurisdictions in which they are required.

We intend to continue our practice of obtaining global insurance coverage where practicable, increasing coverage where necessary and reducing costs through self-insurance where appropriate, although the Group does not have in place any captive insurance company. We do not anticipate any difficulty in obtaining adequate levels of insurance in the future.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain material respects from U.S. GAAP. Notes 31 and 32 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us and reconcile our net income and shareholders’ equity. We also summarize these differences below in “—Overview—Principal Differences between French GAAP and U.S. GAAP.”

A—Overview

Thomson is a leading provider of technological solutions and services for integrated media and entertainment companies, with operations and customers primarily based in Europe, North America and Asia. Historically, Thomson’s activities and clients were focused on the manufacturing and assembling of key components and consumer products. However, over the past three years, the Company has implemented a restructuring and repositioning strategy to orient its activities beyond the traditional consumer electronics market to become a service provider, a strategy which the Company currently intends to continue pursuing. Thomson’s reshaping of its Consumer Products division, in particular its agreement with TCL International to create the TTE joint venture, is a key component of this strategy (see Item 4: “Information on the Company—Business Overview— Mainstream Consumer Products—Reshaping into a service provider”).

Until January 1, 2004, Thomson’s organizational and reporting structure consisted of four divisions: Contents and Networks, Components, Consumer Products and Licensing. In February 2004, Thomson decided, effective January 1, 2004, to reorganize its structure in order to align the Company’s overall structure with the Group’s three main client types of the Group: Digital Content Solutions, Video Networks Solutions and Industrial and Consumer Solutions (see Item 4: “Information on the Company—History and Development of the Company—Our Group” for further information regarding these divisions). Furthermore, in conformity with industry practice, Thomson’s research and development and licensing activities have been integrated into these three divisions. Within this new structure, Thomson’s management believes that each of the three divisions is positioned to meet the specific needs of each of the Company’s client groups and to generate operating efficiencies and competitiveness.

The following discussion and analysis by management of our operating and financial results is based upon our organization and reporting structure until the end of 2003, and should be read in conjunction with our consolidated financial statements included in Item 18 of this Form 20-F.

In 2003, the Content and Networks division, which provides technological solutions and services for integrated media and entertainment companies, broadcasters and network operators, generated 44% of Thomson’s total revenues. The manufacturing and assembling of consumer electronics products was undertaken in the Consumer Products and Components divisions, generating 38% and 13% of Thomson’s total revenues in 2003, respectively. Licensing revenues accounted for the remaining 5% of total revenues in 2003. For a more detailed description of the products and services provided by each of these segments, see “Item 4: Information on the Company”.

The principal sources of revenues within each of these divisions are as follows:

•

Content and Networks: revenues are generated from the replication and distribution of VHS cassettes, DVDs and film copies, post production activities (colorization services, subtitling, editing and creation of final masters) for major film studios pursuant to specified pricing terms in multi-year contracts, and revenues are also generated from sales to broadcast and network operators of equipment and solutions, ranging from cameras for broadcast and studio use to decoders;

•	Components: revenues are generated from the manufacture and sale of television tubes and optical components to manufacturers of consumer electronics products;

•	Consumer Products: revenues are generated from the manufacture and sale of televisions, audio/video and telephone communication products and accessories products to retailers, primarily under the THOMSON® brand in Europe and RCA® brand in the United States; and

•	Licensing: revenues in this division are derived from fees generated from licensing agreements, which have average duration of five years (in 2003, digital-based licenses represented 68% of total revenues of this division).

The principal components of Thomson’s operating expenses include:

•	Goods and services purchased, mainly consisting of materials and services purchased in connection with the replication/duplication and distribution of film reels, VHS cassettes and DVDs, of sub-components required in manufacturing the broadcast equipment and set-top boxes, of sub-components required in manufacturing the tubes and optical modules of our Components division, and key components and finished products sourced by our Consumer Products division;

•	Personnel expenses, consisting of payroll and other employee related costs; and

•	Research and development expenses, focused particularly on product development and research in digital technologies.

Thomson’s business has been affected in recent years by a number of important developments in its industry, including:

General economic downturn and increased competition in countries in which Thomson’s products are sold. The prolonged economic downturn in the United States and Europe that began in 2000 and continued into 2003 negatively affected consumer confidence and household spending. This downturn has reduced spending on Thomson’s products, specifically those offered by its Consumer Products and Components divisions. In addition to reduced demand, increased competition from Asia has put significant pressure on prices and reduced margins for certain of Thomson’s products such as televisions and audio/video products sold in the United States.

Thomson has reacted to the trends affecting these markets. The Company has restructured certain of its tube manufacturing facilities in the United States, shifted production to lower-cost countries such as China and Mexico, and concentrated on higher margin high-end product lines.

The Company has also pursued a repositioning strategy since 2001 in order to address these trends. With its acquisition of Technicolor in 2001, Thomson made significant inroads into the business of video content preparation and distribution services to the entertainment industry. The Company’s repositioning is reflected in the changes in revenue distribution over the past three years. The Content and Networks division, into which Technicolor was integrated, increased its overall proportion of Company revenues from 33% in 2001 to 44% in 2003, while the revenues generated from the Components and Consumer Products divisions decreased from 16% to 13% and 47% to 38%, respectively, over the same period.

Thomson has also entered into agreements, in particular with TCL International in order to form TTE, as a means to reduce its exposure to household spending in the traditional consumer electronics market (see Item 4: “Information on the Company—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”).

One of the primary challenges faced by Thomson is its ability to successfully restructure and reposition its business, thus reducing its exposure to these risks. Accordingly, Thomson will continue to focus on enhancing its position as a business service provider in such markets as post production services and DVD replication, among others, where Thomson anticipates growth in the future.

Technological developments. Thomson operates in markets which are undergoing a technological evolution resulting from the increasing use of digital technology and increasing overlap among television, telecommunications and personal computers. While analog technologies will continue to coexist with digital technologies at least in the medium term, Thomson is aware that its analog-based products, such as its VHS cassette duplication business, have and are likely to continue to lose value.

In this respect, the primary challenge faced by Thomson is its ability to invest successfully in digital technologies that its customers will apply in their businesses. Thomson has and will continue to invest large sums in the development of new digital-based products and services. Thomson is working closely with its customers to develop digital-based products and services that are likely to have a successful market application. Thomson believes that this coordination with its customers will help avoid making investments in unproven technologies or for products with no proven markets. However, as with all research and development efforts, and given the fast pace of technological evolution, Thomson faces the uncertainty that it may invest in technologies and products that may never succeed in reaching the market.

Exposure to exchange rate fluctuations and the U.S. dollar and operations in the U.S. Thomson generates substantial revenues through operations in the U.S. and incurs costs in many other currencies such as the Japanese yen and Mexican peso. In recent years, the effect of exchange rate fluctuations, in particular the weakening of the U.S. dollar, has had a negative impact on Thomson’s revenues when translated into euros, our reporting currency. Thomson estimates that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €1,062 million on net sales as expressed in euro in 2003. The challenge faced by Thomson is its ability to manage these currency fluctuations through, among other mechanisms, natural hedges and various hedging transactions. For more detailed information on Thomson’s hedging policies, refer to Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Significant recent trends and developments

In 2003, Thomson continued to implement its 2001-2003 strategic plan, which has fundamentally altered the economic and financial profile of the Group.

Within the Content and Networks division, the Group expanded its range of services and its customer portfolio. During the year, Thomson seized geographic growth opportunities and announced initiatives such as:

•	the acquisition of Cinecolor in Thailand (post-production) and Pacific Media Affiliates (PMA) in the United States;

•	the consolidation and continued international expansion of the Group’s Home Entertainment business by continuing to improve its cost structure due to the rapid development of its manufacturing activities in low-cost regions. In 2003, Thomson expanded its site in Guadalajara, Mexico, creating the largest prerecorded DVD and replication facility in the world, with an annual production capacity of more than 590 million disks. Moreover, Thomson tripled its production capacity in Piaceszno, Poland;

•	the creation of a strategic partnership with Kudelski in conditional access technology and the sale by Thomson of its conditional access business, Mediaguard;

•	the creation of a strategic partnership with NDS in digital television software and integration systems and the sale by Thomson of its MediaHighway business; and

•	within its professional broadcast equipment business, the Group enhanced its offer with the development of an innovative service called “Play-Out”, a broadcast center for television production, which allows storage and daily content management for one or multiple channels. This service, developed through a partnership with Disney in Japan, will provide Thomson with access to a substantial market.

Within the Consumer Products division, the Group implemented its announced strategy to move increasingly towards becoming a value-added service-oriented business, by growing its consumer “Essentials” business and modifying its business model of its traditional “Mainstream” activity:

•	in the “Essentials” business (which offers products such as accessories, residential telephony, handheld audio and video devices and services to distributors), Thomson has successfully integrated Recoton; and

•	in the “Mainstream” business, Thomson announced in 2003 a partnership strategy with respect to its manufacturing activities of televisions and related products. The objective of this strategy is a stable future for its Consumer Products business, by achieving economies of scale in its TV business while leveraging its brand names, its strength in sales and marketing and other value-added skills. Thomson achieved its objectives with the announcement in November 2003 of the signature of a binding memorandum of understanding and in January 2004 the signature of a Combination Agreement with TCL International, the leader in multimedia and consumer electronic products in China, to create TTE, a world leader in the development, manufacturing and distribution of televisions. In return for the contribution of its television business, Thomson will hold a minority interest in the new company.

Within its Components division, the Group’s strategy consists of repositioning its manufacturing base towards lower-cost markets such as China. In 2003, Thomson accelerated this transformation by doubling its market share in China and with initiatives such as:

•	the acceleration of restructuring programs in its U.S.-based activities;

•	the acquisition of Fortune, a significant tubes manufacturer in Dongguan, China, closed in January 2004; and

•	the entering into of an agreement with Changhong and a preferred supplier agreement with TTE.

The Group is also reviewing its business plan in optical storage in the face of the shortening life cycles and commoditization in modules.

Within the Licensing division, Thomson surpassed its revenues and results objectives in the second half and full year 2003. The licensing program related to digital technologies represented 68% of the revenues of the division, reflecting the growth of the digital licensing program due both to the volume of licenses and to number of new contracts concluded during the year. In 2003, the Group continued to develop its licensing program worldwide, particularly in China, and reinforced its technological portfolio by filing 614 inventions during the year (61 inventions more than in 2002) and acquiring new expertise, notably in the area of software and content security for digital decoders.

Finally, starting in the third quarter 2003, the Group has become a preferred supplier of products and services for News Corporation Group.

Reinforced by these initiatives, the Group recorded organic growth in the fourth quarter 2003, based on constant 2002 exchange rates, following decreases in its business in the preceding five quarters.

Operating income in 2003 was €508 million (6% of revenues in 2003), and net income amounted to €26 million, compared with €373 million in 2002. As a percentage of net revenues, net income was 0.3% in 2003, compared with 3.7% in 2002.

Earnings per share amounted to €0.09 in 2003, compared with €1.35 in 2002.

The Board of Directors approved the distribution of a dividend in respect of 2003 amounting to €0.26 per share, a 16% increase compared with the dividend approved at the general shareholders’ meeting in 2002 (€0.225 per share). This dividend was approved by general shareholder’s meeting held on May 7, 2004. The payment of dividends occurred starting May 27, 2004.

For more information about our first quarter 2004 results and the full text of that announcement, refer to our report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 28, 2004, certain parts of which are incorporated herein by reference and included as Exhibit 99.1 to this report.

Subsequent events to year end

1. Acquisitions

In order to accelerate its development program and to consolidate its leading positions as a provider of technology and service solutions for entertainment and media companies, Thomson implemented a program of targeted acquisitions during first quarter 2004, including:

•	The acquisition of the video division of ParkerVision to reinforce Thomson’s range of professional broadcast products. The acquisition is valued at approximately US$14 million (€11.5 million); and

•	The acquisition of Command Post, a leading Canadian provider of video post-production and film services. Pursuant to the pre-acquisition agreement, Thomson has agreed to pay up to a maximum of CAD$18 million (approximately €11 million) to fund the offering price.

Both transactions closed during the second quarter of 2004.

Thomson’s acquisition of Fortune, a significant tubes manufacturer in Dongguan, China, closed in January 2004.

2. Agreement to Create TTE Joint Venture

On January 28, 2004, Thomson and TCL signed a Combination Agreement for the creation of a joint venture in the television industry, in which Thomson and TCL International will hold a 33% and 67% interest, respectively. Thomson will contribute all of its manufacturing assets related to televisions and related products, located primarily in Mexico, Poland and Thailand, as well as its R&D centers for televisions located in the United States, Germany and Singapore. The joint venture entity, TTE, will be a licensee of Thomson for certain of the latter’s brands and its intellectual property (trademarks and patents) and will have exclusive access to Thomson’s services for the sale of televisions in Europe and the United States.

The Group anticipates that the transactions, contracts and regulatory authorizations will be finalized in July 2004. Following completion of the transactions, Thomson expects to account for its investment in TTE using the equity method of accounting.

3. Restructuring Program of the Tubes division in the United States

Due to conditions in the U.S. tubes market, the Group announced on March 16, 2004 the closure of its facilities in Marion, Indiana, and Circleville, Ohio. The Group will recognize a charge of approximately €125 million in fiscal year 2004 (€25 million in fiscal year 2005).

4. Change in the Business Model for Optical Components

On March 23, 2004, Thomson signed an initial three-year agreement in optical components with Foxconn, a world leader in the manufacture of high precision parts, connectors and cable assemblies for personal computers and electronic consumer goods. This agreement, consolidating the Foxconn and Thomson needs for optical components, is currently expected to generate significant scale benefits with the objective of allowing the Company to secure a better future for Thomson’s optical components business. Under the terms of this agreement, Foxconn acquired Thomson’s optical pick-up (OPU) manufacturing facilities in Nantou and Longhua, China, and related inventories valued at approximately €37 million. Going forward, Thomson Optical Systems will strengthen its activities on marketing and sales and R&D for optical products. The transaction closed on May 21, 2004, following the grant of the regulatory approvals.

5. Repurchase of Tubes Manufacturing Equipment in Poland

On March 31, 2004, Thomson Multimedia Polska repurchased tubes manufacturing equipment, which was previously leased for €138 million as described in Note 24 to our consolidated financial statements. Thomson has initially financed the acquisition with bank debt, which Thomson will repay in cash on May 4, 2005.

6. Thomson-DIRECTV Set-top Boxes Agreement

On May 12, 2004, Thomson announced a definitive agreement with the DIRECTV Group, Inc., the parent company of Hughes Network Systems, Inc. (“HNS”), for the long-term development and supply of digital satellite set-top boxes (STBs). As part of the transaction, Thomson will also acquire HNS’ set-top box manufacturing assets.

Under the terms of the five-year supply agreement, Thomson will be involved in the technology development of new set-top box models during the contract period and will manufacture a full range of receivers including DIRECTV-brand high definition and digital video recorder (DVR) receivers, with an objective to deliver home receiving units that meet DIRECTV’s pricing, quality and time-to-market objectives. DIRECTV will receive from Thomson US$250 million (€206 million) cash upon close of the sale of HNS’ set-top box manufacturing assets. In addition, the agreement includes incentives to DIRECTV – based on revenues and set-top box order volume to Thomson over the next five years – that could increase the amount paid to as much as US$400 million (€330 million), including the up front amount. Thomson will be the lead supplier of DIRECTV System set-top receivers accounting for half of its needs.

The transaction closed on June 23, 2004.

Seasonality

Our net sales tend to be higher in the second half of the year than in the first half. This is due to increases in consumer purchases and more films released at the time of the year-end holidays. Our consolidated net sales in the second half of 2003 totaled €4,681 million, representing 55% of our 2003 consolidated net sales. This seasonality has been more pronounced in 2003 than in 2002 (51% of our consolidated sales in the second half) due to a stronger year-end peak season in 2003.

The impact of seasonality has tended to be higher at the operating income level, driven by the fact that fixed costs are spread relatively evenly over the year. Our consolidated operating income totaled €369 million in the second half of 2003, or 73% of our 2003 consolidated operating income, compared with 66% in the last six months of 2002.

Geographic breakdown of net sales

Based on net sales by destination (classified by the location of the customer), our most important markets are the United States and Europe, accounting for 45% and 35%, respectively, of net sales in 2003, for 51% and 31%, respectively, in 2002, and for 53% and 29%, respectively, in 2001. Asia accounted for 12% of our net sales by destination in 2003 compared with 10% in 2002 and 9% in 2001.

Effect of exchange rate fluctuations

We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €1,062 million on our net sales as expressed in euro in 2003, compared to a negative impact of €445 million in 2002 and a positive impact of €182 million in 2001. We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €44 million in 2003 (€24 million in 2002) on our operating income as expressed in euro in 2003, or 8.7% of the Group 2003 operating income, in spite of a 17% decrease in the euro/dollar exchange rate during 2003.

The impact of exchange rate fluctuations and natural and financial hedges on the Group’s net sales and income are discussed in Item 11: “Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Fluctuations”.

Critical Accounting Policies

Thomson’s principal accounting policies are described in Note 1 to our consolidated financial statements included herein. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

Thomson’s management believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under French GAAP.

Thomson’s management has discussed the development and the selection of its critical accounting policies with its Audit Committee and the Audit Committee has reviewed this disclosure.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly software and certain rights on intellectual property acquired) relating to operations and to production facilities under “Intangible assets, net” and other tangible fixed assets under “Property, plant and equipments” (“PPE”).

Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying value.

Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting manual policies and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other PPE, excluding lands that have an indefinite useful life. Software development costs are capitalized and amortized over their economic useful lives, which usually do not exceed three years. Goodwill is amortized over a period from five to twenty years.

For the year ended December 31, 2003, the Group recognized a depreciation expense amounting to €303 million related to tangible fixed assets and €115 million for intangible assets with finite useful lives. As of December 31, 2003 the net book value of PPE, intangible assets with indefinite useful lives and intangible assets with finite useful lives amounted to €1,474 million, €1,237 million and €698 million, respectively.

Estimates that relate to the determination of fair value are made on a regular basis throughout the year to take into consideration any change in competition, technology and other similar factors affecting the businesses. When certain operational and/or financial factors indicate an impairment of value, management evaluates the underlying carrying value of property, plant and equipment and intangible with finite useful-life in relation to the operating performance and future cash flows of the underlying assets. Impairment losses, if any, are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management’s estimates of recoverable amounts for the individual asset or, if not possible, the reporting unit, are based on prices of similar assets, to the extent available in the circumstances, or the result of valuation techniques. These estimates take into account net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of reporting units will change the expected recoverable amount of these assets or units and therefore may require a write-down of their carrying value.

As of December 31, 2003, the Group has not identified any triggering events that require an impairment test on PPE or intangible with finite useful-life in any of the Group’s segments, except for the Content and Networks division, which has identified a triggering event related to the VHS business and recognized a €21 million impairment charge on 2003.

Warranty reserve

The Group provides for the estimated cost of product warranties at the time revenue is recognized in respect of the relevant products. Thomson’s products are covered by product warranty plans of varying periods, depending on local practices and regulations. A warranty provision is established based on the best estimates, as of the balance sheet date, of the amounts necessary to resolve future and existing defective product returns and customers’ claims on defective products sold. While Thomson believes that its warranty provisions are adequate and that the judgment applied is appropriate, the amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

Thomson accrues an estimate, at the time of sale, through its warranty reserve for all returns from its customers related either to product failures or consumer returns. Although Thomson’s general policy is not to accept returns of undamaged products, Thomson may accept returns for undamaged products on a discretionary basis. The impact of these returns has historically not been material.

In order to determine the appropriate amount of its warranty reserve and related provisions, the Group has set up rules consistently applied which take into consideration assumptions, based on historical experience, of items such as the product failure rates by product family and by country, the most recent figures of net sales and the average claim cost per product family. When determining the appropriate year-end warranty reserve amount, we assume no change in product mix or in the average claim cost per product family.

As of December 31, 2003, the Group’s warranty reserve amounted to €79 million with net accruals amounting to €123 million and usages amounting to €123 million, other changes being mainly due to foreign currency translation impacts.

Thomson estimates that on a consolidated basis the financial impact on the warranty reserve at December 31, 2003 if the failure rates were increased/decreased by 1 percentage point, would have resulted in the recognition/reversal of an additional warranty expense/income of €17 million.

Deferred tax assets allowance

Management judgment is required in determining the Group’s allowance provision for deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Thomson recognizes deferred tax assets if (1) the deferred tax asset can be compensated with a deferred tax liability that has the comparable maturity date, or (2) if it is probable that the Group will have future positive taxable income, from which the temporary differences or the tax-loss carry forwards can be deducted in a foreseeable future. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (i) the losses having resulted from exceptional circumstances which will not happen again in a nearby future, and/or the (ii) the expectation of exceptional gains. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

At December 31, 2003 the Group has recorded €1,720 million of deferred tax assets, out of which €1,365 million have been reversed through valuation allowance reflecting management’s estimates on un-recoverability of such assets. In addition, the Group has recognized a €86 million deferred tax liability at year-end.

Thomson estimates that on a consolidated basis the financial impact on the accumulated deferred tax asset valuation allowance at December 31, 2003, if the future taxable incomes were increased by 10 percentage point, would have resulted in a decrease of the related accumulated valuation allowance by €26 million, increasing the net result of the Group by the same amount. In the case the future taxable incomes were decreased by 10 percentage point, the Group would have recognized an additional related valuation allowance amounted to €26 million, resulting in an additional net loss of €26 million.

Pension & post-retirement benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit pension plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 17 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. A portion of our plan assets is invested in equity securities. The equity markets have experienced downward/upward pressure and higher volatility in recent years. As a result, short-term valuation of related plan assets are decreasing/increasing, which effect is to increase/decrease the present value of the pension and postretirement obligation.

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

As of December 31, 2003 the pension, post-retirement and termination benefits liability amounted to €653 million, while the present value of the obligation amounted to €897 million. For the year ended as of December 31, 2003, the Group recognized €97 million of related expenses.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of September 30, 2003 by €106 million at December 31, 2003 closing rate, and the service and interest cost components of the 2003 post-retirement benefit expense by €1 million at December 31, 2003 closing rate. The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of September 30, 2003 by €80 million at December 31, 2003 closing rate, and the service and interest cost components of the 2003 post-retirement benefit expense by €0.2 million at December 31, 2003 closing rate.

Please find hereafter a table summarizing change in discount rate impact on the accumulated benefits obligation as of year-end, as well as on the 2003 pension and post-retirement benefits expense.

	1pt increase of the Discount rate	1pt decrease of the Discount rate
	€ in million
Effect on the PBO	(109)	+128
Effect on the Income Statement	+4	(4)

Goodwill and indefinite-lived intangible assets impairment test

The Group records indefinite-lived intangible assets other than goodwill (mainly customer and supplier relationships) under “Intangible assets, net”.

Additionally, when applying U.S. GAAP, the following critical accounting policy would be considered:

Pursuant to FASB statement No. 142 (“SFAS 142”), we review at least annually goodwill and other indefinite-lived intangible assets (mainly trademarks) for impairment. Such review requires management to make material judgments and estimates when performing impairment tests.

The impairment test for goodwill involves a two-step process. The first step consists of a comparison of a reporting unit’s fair value to its carrying value. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. Thomson performed its annual impairment test as of June 30, 2003, which did not result in any impairment charge.

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of the intangible asset to its fair value. Any excess of the carrying amount over an asset’s fair value is recorded as an impairment charge. Thomson completed the impairment test for these assets as of June 30, 2003, which did not result in any impairment charge.

At December 31, 2003 the net book value of goodwill amounted to €1,250 million and the net book value of indefinite-lived intangible assets amounted to €296 million.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the fair value of reporting units requires (i) determining the appropriate discount rate to be used to discount future expected cash flow of the reporting unit, (ii) estimating the terminal value of each free cash flow computed, (iii) estimating the growth rate of the revenues generated by the assets tested for impairment and (iv) estimating the operating margin rates of underlying assets for related future periods.

Thomson elected to use the same discount rates that were used in planned acquisition projects. These rates range from 8 to 15% and are defined by business segment, therefore taking into consideration the specificities of the underlying business trends.

In estimating the future revenues growth rates and operating margin rates, the Group used its internal budget, which is updated every six months. For discounted cash flow valuation purposes, growth rates and operating margin rates assumptions used for years after 2004 are consistent with the assumptions retained for the 2004 budget. Finally, the terminal value has been determined using a perpetual growth rate based on the inflation rate.

In order to evaluate the sensitivity of the fair value calculations of the Group’ reporting units on the impairment calculation, the Group has re-performed an impairment test changing certain assumptions. Such changes include (i) a decrease or an increase of 1 point of the discount rate or (ii) a decrease or an increase of 1 point of the perpetual growth rate.

As a result of such changes, none of the tested operating units would have failed to pass the first test of the SFAS 142 impairment test. Except for the test of the reporting unit, Screenvision Europe, which applying such changes would have resulted in the indication of an impairment of €4 million in the case of a one point increase of the discount rate and of €2 million in the case of a one point decrease in the perpetual growth rate. The second test has, however, not been completed.

Transition to International Financial Reporting Standards (IFRS)

Schedule of IFRS transition

The implementation of IFRS is mandatory for each financial year starting on or after January 1, 2005, for all publicly traded companies governed by the law of a Member State of the European Union.

Internal Organization

In 2003, Thomson set up a project team in order to prepare the transition to IFRS. The objectives of this team are (i) to ensure delivery of the project on time, (ii) to decide on accounting options, (iii) to report to the Audit Committee & the Management Board and (iv) to define objectives of the Project Management Office (PMO) and the Training & Technical Committee.

In order to ensure an exhaustive and consistent approach, PMO is managed by corporate experts (Project team) who lead the whole process in coordination with operational business units. The objectives of the PMO are (i) to define Implementation design, (ii) to provide support to business units, (iii) to ensure consistent implementation quality, (iv) to monitor resource, including consultant management and (v) to alert the project steering committee of any material issue.

The Training & Technical committee explores the available accounting options and defines the technical processes and the training schemes as well as programs.

The Project Team, in coordination with the business units, has appointed IFRS coordinators within each operational division in order to implement these processes at the subsidiary level.

The initial phase (the so-called “diagnosis phase”) started in 2003 in order to identify the possible differences between IFRS and the accounting standards currently applied by Thomson. The Project Team organized several training sessions in 2003, and such training has intensified in 2004. In addition, a new reporting system is being implemented to enable consolidated information of the Group in compliance with the new standards.

Impact of the standards

A certain number of standards have not yet been finalized or have been only recently finalized, while others have not been yet approved by the European Commission, including (i) Exposure Draft 3 (ED3) regarding business combinations and the related modifications to IAS 36 (impairment of assets) and IAS 38 (intangible assets), (ii) Exposure Draft 4 (“ED4”) relating to the disposal of non-current assets and presentation of discontinued operations and (iii) revisions to IAS 39 (macro-hedging).

IFRS 1, which sets forth the procedures that an entity must follow when it adopts IFRS for the first time, provides for a certain number of options, which are currently being studied by Thomson. These options relate mainly to:

•	the ability not to adjust the accounting treatment of business combinations which occurred prior to January 1, 2004;

•	the immediate recognition in the balance sheet of actuarial gains and losses related to benefits granted to the employees;

•	the transfer in consolidated reserves of the accumulated foreign exchange unrealized gains and losses to December 31, 2003; and

•	with respect to the valuation of tangible fixed assets at January 1, 2004, the application of the retrospective method (i.e., implement IFRS as if this accounting policy has always been in use), if the effect of such application is material, although the market value option accounting may be retained in certain cases.

Based on the IFRS voted by the International Accounting Standards Board and the proposals under examination, there are differences with the French standards, which include primarily:

•	“other income (expense)” is classified in profit from operations;

•	goodwill and intangible fixed assets, having an infinite useful life, are no longer amortized;

•	development costs, which are currently recorded as expenses, will have to be recorded in conformity with IAS 38 by capitalizing such costs only after technical and commercial feasibility of the asset for sale or use have been established, provided certain criteria are met;

•	with respect to business combinations, Regulation 99-02 of the French Committee on Accounting Regulations (Comité de la Réglementation Comptable) does not provide for the recognition of deferred taxes on intangible assets, which cannot be disposed of separately from the acquired entity and which are not amortized for tax purposes. IAS 12 provides for the systematic recognition of such deferred taxes; and

•	IAS 39, which the European Union has not yet adopted, provides that convertible bonds have two accounting components, namely as an instrument of shareholders’ equity, on the one hand, and as an instrument of traditional debt, on the other hand.

Due to the measures implemented by Thomson, an opening balance sheet as of January 1, 2004, adjusted in conformity with IFRS, should be prepared and available at the same time as the publication of the financial statements for 2004, which will be published in French standards for the last time. Following such date, interim financial statements in 2005 will be prepared in conformity with IFRS. Comparative information for prior periods, as adjusted to reflect the accounting standards used in 2005, will also be made available.

Principal Differences between French GAAP and U.S. GAAP

The principal differences between French GAAP and U.S. GAAP affecting our consolidated financial statements mainly relate to (i) the criteria and the timing of recording of provisions, principally for restructuring activities, (ii) the recording of certain amortization and impairment charges that are classified below operating income under French GAAP but within operating income under U.S. GAAP, (iii) the recognition of revenue, (iv) the accounting treatment of investment securities and financial instruments, (v) the amortization of certain intangible assets and (vi) the accounting treatment of certain advantages in connection with employee share offerings.

Despite the new accounting standard on restructuring activities (SFAS 146 – “Accounting for Costs associated with Exit or Disposal Activities”), differences in the recognition of restructuring accruals have been reduced since the implementation of the new French rule on liability recognition (Regulation No. 2000-06 of the French Committee on Accounting Regulations applied since January 1, 2002). However, U.S. GAAP remains more stringent than French GAAP since the former provide additional criteria in comparison with French GAAP to recognize a liability. As such, SFAS 146 requires that the communication of the benefit arrangement includes sufficient details to enable employees to determine the type and amount of benefits they will receive if they are terminated. In the case the termination benefits are provided by way of contract or by law, U.S. GAAP (FAS 112 – “Employers’ Accounting for Postemployment Benefits”) requires to accrue for such costs when the liability is probable, whereas French GAAP requires the announcement of the restructuring plan. In addition, SFAS 146 requires that costs to terminate a contract be provided for at the date the third party is notified of such decision or at the cease-used date in the case of a lease agreement. By contrast, under French GAAP, the accrual is to be recorded at the announcement to vacate the facility. Also, SFAS 146 requires that accruals for cost to terminate a lease be reduced by estimated sub-lease rentals, whereas French GAAP requires the existence of a sub-lease contract to reduce such liability. Finally, SFAS 146 requires the recognition of a restructuring liability at its present value when the difference between the face value of a liability and its present value is material.

Furthermore, the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” do not allow costs incurred by the acquiring company to be recognized as a liability assumed as of the consummation date of the acquisition. In addition, U.S. GAAP limits the window period to a maximum of twelve months following the consummation date of the business combination whereas French GAAP extends this window period to the closing date of the fiscal year following the one in which the business combination occurred. Consequently, all differences between French and U.S. GAAP regarding restructuring are of temporary nature and relate to the classification of restructuring costs.

U.S. GAAP (FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees for the Indebtedness of Others”) requires the recognition of the fair value of certain guarantees given as a liability at the date the guarantee is granted for their non-contingent part. Under French GAAP, such commitment cannot be provided for because it does not meet the present obligation criteria required to accrue for a liability.

In addition, certain early retirement plans are reserved under U.S. GAAP when rights are acquired by employees whereas under French GAAP such liability is accrued when the plan is announced.

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

The accounting treatment for derivative instruments may differ between French and U.S. GAAP. Under French GAAP, we defer premiums and discounts as well as gains and losses on forward exchange contracts that hedge the future expected commercial forecasts and amortize them to income over the life of the underlying transactions being hedged. Under U.S. GAAP, these transactions do not qualify as future transactions eligible for hedge accounting, and therefore, derivative instruments are accounted for at their market value and the corresponding unrealized gains or losses are recorded in financial income.

Under U.S. GAAP, we measure our available for sale investments at fair value and report temporary un-realized gains or losses as a separate component of shareholder’s equity. Under French GAAP such investments are carried at the lower of cost or fair market value.

Under French GAAP, goodwill is amortized over its estimated useful life (which ranges from 5 to 20 years). Whereas under U.S. GAAP, SFAS 142 “Goodwill and Other Intangible Assets” states that goodwill is no longer amortized but should be tested for impairment at least annually. Any recognized impairment is permanent.

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

Our financial statements under U.S. GAAP are also affected by the classification as compensation gain or expense of the re-evaluation at fair market value of certain benefits granted by TSA, formerly our main shareholder, to our employees in connection with employee share offerings. These benefits principally consist in discounts on the offering price and in bonus shares.

Impacts of new accounting standards, FIN 46 “Consolidation of Variable Interest Entities an Interpretation of ARB 51” and EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” are under assessment by Thomson. Transactions entered into between January 31, 2003 and December 31, 2003 and that are within the scope of FIN 46 have been reviewed by the Group.

For more detailed information regarding the foregoing differences between French GAAP and U.S. GAAP, as well as certain additional differences between French GAAP and U.S. GAAP as it applies to Thomson (including regarding pensions and termination benefits, stay bonus, and reversal of deferred tax valuation allowance), please refer to Note 31 and 32 to our consolidated financial statements.

Results of Operations for 2003 and 2002

Evolution of division structure

In 2003, the Group organized its business units in four divisions: Content and Networks, Consumer Products, Components and Licensing.

•	Content and Networks (44% of 2003 Group net sales) comprises the following activities:

–	Video content preparation and distribution activities under the Technicolor® trademark (post-production, media asset management, replication and distribution of films, DVDs and VHS cassettes) and the screen-advertising businesses (Screenvision);

–	Broadcast and network equipment and services under GVG® trademark; and

–	The Broadband Access Products activity, including decoders and modems. Telephony products sold to telecommunications companies, is also managed within the Broadband Access Products activity.

•	Components (13% of 2003 Group net sales) produces and sells television tubes, other display devices, optical components and television and video components.

•	Consumer Products (38% of 2003 Group net sales) activities comprise television sets, audio and video products, accessories, and telephony products sold through retail channels. The Consumer Products segment also includes the marketing and sales organization for retail products.

•	Licensing (5% of 2003 Group net sales) manages and develops the Group’s portfolio of licenses, as well as those of external customers.

In addition, the Holdings division includes amounts related to central corporate functions and worldwide programs unrelated to a specific business segment (e.g., central research and development).

The operations of the former New Media Services division were absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content and Networks activities (principally the screen-advertising activity).

Changes in scope of consolidation

•	Since January 1, 2003 the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, thirty entities have been included in the scope of consolidation, representing an external turnover of €14.6 million, operating income of € 1.0 and total assets of €45.2 million.

•	In January 2003, Screenvision Europe Group sold its 71% participation in a subsidiary, TWICE, which is therefore not consolidated subsequent to December 31, 2002.

•	On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement). The company acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaGuard™. In both cases, the related products and services are marketed to digital TV operators.

During December 2003, Thomson completed the sale of the MediaHighway™ business and the MediaGuard™ business. The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operating activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase (refer to Note 23 to our consolidated financial statements) and sale of the Canal+ Technologies business are in Note 6 to our consolidated financial statements. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were €90 million and €-2 million respectively for the eleven months of the year 2003.

•	On February 5, 2003, Thomson acquired from Alcatel the latter’s 50% interest in the ATLINKS joint venture for €69 million. Thomson already held the other 50%, together with management control. ATLINKS is now 100% held by the Group.

•	On February 28, 2003, the Group acquired Pacifica Media Affiliates (PMA) assets, a leading Los Angeles-based provider of audio editorial, and mixing facilities for feature films and broadcast production content. PMA has been fully consolidated since that date.

•	On March 31, 2003, an amendment to the joint venture agreement with Schneider concerning Easyplug was agreed, according to which Thomson lost control over the joint venture. Easyplug is therefore consolidated by the equity method at 50% since that date.

•	On May 8, 2003 Screenvision Europe, a 50-50 joint venture with Carlton Communications, acquired 100% of RMB Slovakia and 50% of Nordic Media Link AB (NML). These entities are consolidated from that date using the pro rata method.

•	On June 6, 2003, Thomson acquired from Microsoft its 20.4% of minority interests in TAK. The Group now owns 100% of this company.

•	On June 16, 2003, Screenvision Europe acquired the 50% minority interest in RMB Entertainment.

•	On June 16, 2003, Thomson purchased the remaining 11% minority interests in Thomson Multimedia India Private Ltd. The Group now owns 100% of this company.

•	On July 8, 2003, Thomson acquired for an amount of €50 million the business and assets of the Recoton accessories business, a leading provider of accessories and related services to the U.S. retail industry. The Recoton business has been fully consolidated since that date.

•	On July 8, 2003, Thomson acquired additional shares in Celstream, a global information technology services firm with advanced expertise in product development, located in India. Thomson owns 38.75% of Celstream, which has been consolidated by the equity method since that date.

•	On September 18, 2003, Thomson acquired from Qualcomm its 20% interest in the Technicolor Digital Cinema (TDC) joint venture, for a total amount of €23 million (of which €15 million was paid in cash in 2003). The Group now owns 100% of Technicolor Digital Cinema, which is fully consolidated since that date (previously, TDC was consolidated using the pro rata method).

•	On October 21, 2003, Thomson acquired Cinecolor Lab Company, Ltd, a Thai company and one of the premier motion picture film laboratories and post-production facilities in the Austral-Asian film and post-production markets. Cinecolor is fully consolidated since that date.

•	On November 13, 2003, Thomson completed the disposal of all of its interests in the business and assets of Singingfish for €7 million.

•	On December 31, 2003, Thomson sold 55.1% of its participation in Total Technology Company, a company located in Asia.

Please refer to Note 23 to our consolidated financial statements, which presents the cash impact of the acquisitions and disposals of our investments.

Notification of threshold crossing in the share capital of French companies

Under article L.223-6 of the Code de Commerce, we disclosed that in 2003:

•	Thomson increased its ownership percentage in Canal+ Technologies (Paris) from 3% to 95%. In December 2003, Thomson completed its sale of its Canal+ Technologies business, while maintaining ownership of the intellectual property and cash of the company.

•	Thomson increased its ownership in TAK SAS (Paris) from 81% to 100%.

•	Thomson increased its (indirect) ownership in ATLINKS (now Thomson Telecom) from 50% to 100%.

Changes in accounting principles

No change in accounting principles occurred in 2003.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) passed on August 1, 2003, modified article L233-16 of the French Code de Commerce which did not permit the consolidation of a company unless at least one share was owned. According to this new article 133, special purpose entities (SPEs), which are effectively fully controlled, will be consolidated as of January 1, 2004. The law does not allow an early application in 2003. Thomson has two such SPEs, one put in place in 2000 and the other in 2001, which are expected to be affected by the application of this new article in 2004. As in previous years, the potential impact on the balance sheet and income statement had these entities been consolidated is set out in Note 24 to our consolidated financial statements.

Analysis of Net Sales

In 2003, consolidated net sales amounted to €8,459 million, compared with €10,187 million in 2002, a decrease of 17.0%. At constant 2002 exchange rates, consolidated net sales decreased 6.5%. On a constant scope of consolidation and constant 2002 exchange rates, consolidated net sales of the Group decreased 9.6% in 2003. This figure reflects, on the one hand, the stable performance of the Content and Networks and Licensing activities and, on the other hand, a decrease in sales in the traditional businesses in the Consumer Products and Components divisions.

Content and Networks

Consolidated net sales for the Content and Networks division totaled €3,714 million in 2003 compared with €3,924 million in 2002, representing a decrease of 5.3%. The negative impact of exchange rate variations amounted to €491 million. At constant 2002 exchange rates, consolidated net sales of the Content and Networks division increased by 7.2%. Changes in the scope of consolidation (2003 acquisitions and the full-year effect of 2002 acquisitions) contributed €223 million of sales to the Content and Networks division during 2003. On a constant scope of consolidation (2002 perimeter) and at constant exchange rate, consolidated net sales of the Content and Networks division increased 0.5% between 2002 and 2003.

Overall, our activities related to the creation and distribution of content were particularly strong during 2003:

•	The number of DVDs replicated in 2003 amounted to 955 million in 2003, an increase of 70%. On the other hand, the number of VHS cassettes replicated decreased 37% to 274 million units.

•	The services provided to the film industry also recorded strong growth, with a 16% increase in volumes (approximately 1.3 billion meters of film reel were mastered). In addition, new contracts were entered into in 2003.

In 2003, Technicolor invested in the installation of new DVD duplication lines (48 new lines in 2003) and developed its production capacities in film and post-production activities by expanding its laboratory in Rome, Italy and opening a new post-production laboratory in New York.

Over the course of the year, Thomson pursued its strategy of targeted acquisitions in order to reinforce its services and geographical presence with the acquisitions of PMA in the United States and Cinecolor in Thailand.

In 2003, sales generated from broadcasters and network operators decreased on average. Nevertheless, the growth of these businesses during the fourth quarter 2003 confirmed the positive trend observed starting in the third quarter 2003. The broadcast equipment and integrated solutions business benefited from an improved market environment, particularly at the end of 2003. Numerous contracts were signed with new customers such as NAB, France 3, Starhub, Visions and CNBC. In addition, the delivery of encoders to DIRECTV in the United States helped increase our volume of business with this major customer. With respect to the Broadband Access Products business, 6.9 million decoders and cable modems were sold worldwide in 2003 compared with 5.4 million units sold in 2002. The number of DSL modems sold also increased in 2003.

Components

Consolidated net sales for the Components division amounted to €1,072 million, compared with €1,560 million in 2002, a decrease of 31.3%. At constant 2002 exchange rates, consolidated net sales decreased 22.9%. This decrease reflects the deterioration of the market for television manufacturing in the United States, with a significant decrease in market share held by local manufacturers to the benefit of importers. These factors translated into a significant decrease in demand and prices in the U.S. market for television tubes. In Europe, this business maintained a strong position despite the impact of a significantly weakened U.S. dollar, which rendered cost-competitive some imports of competitors from Latin America. The Group’s activities in China were strong, recording volumes that more than doubled compared with 2002. Following the acquisition of Fortune, our production of tubes in China represents 40% of our worldwide production of tubes by volumes on a run-rate basis. In 2003, revenues from optical modules for DVD players and from game modules significantly decreased compared with 2002.

Consumer Products

Consolidated net sales for the Consumer Products division totaled €3,198 million compared with €4,264 million in 2002, a decrease of 25.0% or, at constant 2002 exchange rates, a decrease of 15.3%.

“Mainstream” Consumer Products: The decrease in sales resulted from weak performance in the United States and a strong erosion of prices affecting all product segments as a result of strong Asian competition. Revenues in Europe were stable despite a significant reduction in prices, which were offset by gains in market share in traditional products and flat screens.

“Essentials” Consumer Products: The “Essentials” family of products recorded good results, and Recoton’s large product range and customer base were successfully integrated. The “Essentials” segment was significantly more stable given the market environment compared with the decrease in the “Mainstream” consumer products business.

For a discussion on the impact of the TTE transaction on the activities and future revenues and results of this segment, please refer to Item 4: “Information on the Company—Business Overview— Mainstream Consumer Products—Reshaping into a service provider”.

Licensing

The Licensing division surpassed its second half and full-year objectives in 2003. Consolidated net sales for the Licensing division amounted to €462 million, an increase of 7.7% compared with 2002. At constant 2002 exchange rates, this growth attains 14.2%. Revenues related to digital-based programs represented 68% of total revenues of the division, reflecting the growth of our digital licensing program in terms of the volumes of existing contracts and the number of new contracts finalized during the year. In 2003, the Group continued to develop its licensing program: the Group has 750 licensing contracts at year end 2003, an 11% increase compared with year end 2002.

Operating Income

Cost of sales amounted to €6,536 million in 2003, or 77.3% of net sales, a decrease of 15.8% compared with cost of net sales of €7,761 million in 2002, or 76.2% of net sales.

As a result, gross margin was €1,923 million in 2003, or 22.7% of net sales, compared with €2,426 million in 2002, or 23.8% of net sales.

Selling and marketing expenses amounted to €728 million, or 8.6% of net sales in 2003, compared with €916 million or 9.0% of net sales in 2002.

Administrative expenses amounted to €392 million, or 4.6% of net sales in 2003, compared with €418 million or 4.1% of net sales in 2002.

Research and development expenses net of external funding were €295 million in 2003, or 3.5% of net sales in 2003, compared with 3.7% in 2002. At constant 2002 exchange rates, research and development expenses net of external funding amounted to €323 million in 2003 compared with €374 million in 2002. External funding is comprised principally of grants from national or European Union (EU) government agencies and is accounted for as income based on the stage of completion of the project and is directly deducted from research and development costs. Excluding government agency subsidies of €9 million in 2003 and €12 million in 2002, research and development expenses were € 304 million in 2003, compared with €386 million in 2002.

As a result of the above factors, consolidated operating income reached €508 million in 2003, or 6% of net sales, a decrease of 29.2% compared with €718 million in 2002, or 7% of net sales. The strong performance of our Content and Networks business was offset by operating losses recorded in our Consumer Products and Components divisions.

Content and Networks

Operating income for the Content and Networks division amounted to €436 million in 2003 compared with €420 million in 2002, an increase of 3.8%. The division’s profitability was negatively affected by the translation of U.S. dollar denominated operating income into euros by €69 million during the year. However, the division improved its operating margin during 2003 as a result of cost control management, continued development of its most competitive manufacturing sites and the consolidation of sites that combine DVD and VHS duplication facilities and post-production services. These initiatives more than offset the reduction in prices, notably with respect to DVDs. The division’s 2003 operating margin reached 11.7% (12.0% at constant 2002 exchange rates) compared with a 2002 operating margin of 10.7%. Within the division, content-related activities produced sustained profits, while our activities in Broadband Access Products and broadcast equipment and services recorded gradual improvement in their operational margins during the year, thus illustrating potential for growth.

Components

The Components division recorded an operating loss of €101 million compared with an operating profit of €84 million in 2002. This loss derived from weak performances in optical modules for DVD players and games modules and the significant deterioration of market conditions for tubes in the United States.

Consumer Products

The Consumer Products division recorded an operating loss of €124 million in 2003 compared with an operating loss of €52 million in 2002, which was markedly below objectives. This loss is primarily due to the deterioration of sales in the United States. The “Essentials” business, which was profitable, represented 38% of the division’s sales.

On January 28, 2004, Thomson and TCL signed a Combination Agreement for the creation of a joint venture in the television industry, in which Thomson and TCL International will hold a 33% and 67% interest, respectively. Thomson will contribute all of its manufacturing assets related to televisions and related products, located primarily in Mexico, Poland and Thailand, as well as its R&D centers for televisions located in the United States, Germany and Singapore. The joint venture entity, TTE, will be a licensee of Thomson for certain of the latter’s brands and its intellectual property (trademarks and patents) and will have exclusive access to Thomson’s services for the sale of televisions in Europe and the United States.

The Group anticipates that the transactions, contracts and regulatory authorizations will be finalized in July 2004. Following completion of the transactions, Thomson expects to account for its investment in TTE using the equity method of accounting. For more information, see Item 4: “Information on the Company—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”.

Licensing

Operational income for the Licensing division increased 6.2% to €411 million compared with €387 million in 2002. The operating margin of the division reached 88.8%.

Operating income under U.S. GAAP

Under French GAAP, operating income was €508 million in 2003, or 6.0% of net sales, a decrease of € 210 million, as compared to operating income of €718 million in 2002. Under U.S. GAAP, we recorded in 2003 operating income of €32 million compared with operating income of €465 million in 2002.

•	There are material differences between French GAAP and U.S. GAAP. The difference in operating income as reported under U.S. GAAP versus French GAAP in 2003 resulted mainly from reclassifications and restatements related to restructuring reserves, pension plans interest costs, certain intangible assets amortization and accruals for a number of provisions which have different classifications under French and U.S. GAAP.

•	Reclassification and restatements due to differences in the criteria and the timing of recording restructuring provisions between U.S. GAAP and French GAAP represent €217 million in 2003, compared with €140 million in 2002.

•	Reclassifications of pension plans interest costs related to shut-down activities, included in the financial result under French GAAP and classified as operating expenses under U.S. GAAP, amount to €24 million in 2003, compared with €26 million in 2002;

•	Excluding restructuring expenses and reclassifications of pension plan interests costs, reclassifications from “Other income (expense), net” under French GAAP to “Operating income (loss)” under U.S. GAAP amount to €86 million in 2003 and €15 million in 2002, including fixed asset write-offs for €52 million in 2003 (€15 million in 2002).

•	Customer and supplier relationships having a finite useful-life are amortized under U.S. GAAP for an amount of €22 and 34 million in 2002 and 2003, respectively, whereas they are not under French GAAP.

Please refer to Note 31 and 32 to our consolidated financial statements for a further discussion of the principal differences between French and U.S. GAAP.

Financial Result

Net interest income/expense

Net interest charges reached €9 million in 2003, compared with a net interest income of €9 million in 2002. Net interest expense included primarily the interest on promissory notes issued to Carlton in connection with the acquisition of the Technicolor businesses, the interest on the 1% convertible/exchangeable bonds issued in 2000 and 2002 (2000 OCEANE and 2002 OCEANE) and due respectively in 2006 and 2008 and the interest on a U.S. private placement program launched in June 2003.

For more information on these convertible/exchangeable bonds, please refer to Note 21 to our consolidated financial statements. The change in net interest income during 2003 in comparison with 2002 is mainly due to lower interest rates on deposits. Additional interest charges due to the U.S. private placement program are balanced by the prepayment of part of the debt linked with the purchase of Technicolor in March 2003.

Other financial expense

Other financial expenses totaled €70 million in 2003, compared with €137 million in 2002. Other financial expenses in 2003 include pension plan interest costs in Germany and the United States related to discontinued activities. In 2002, these expenses also included valuation allowances on other investments carried at the lower of cost or market value, which generally affected investments in technology companies. Please refer to Note 5 to our consolidated financial statements for additional information on other financial expense.

Other income and expense, net

Other income and expense amounted to a net expense of €249 million in 2003, compared with net expense of €96 million in 2002. While in 2003, this expense includes gains on the disposal of assets

(mainly assets of Canal+ Technology), this expense also includes net restructuring costs, which amounted to €217 million in 2003, compared with €141 million in 2002. In 2003, net restructuring costs consisted primarily of the following:

Content and Networks

•	restructuring programs initiated in 2003 related to the integration of film and broadcast activities for an amount of €9 million;

•	other restructuring plans related to businesses acquired in 2001 and 2002, totaling €29 million in restructuring charges.

Components

•	restructuring charges of €100 million with respect to the reorganization of manufacturing capacities in the United States, Italy and Asia in response to market conditions.

Consumer Products

•	new restructuring plans announced in 2003, including the Tune up and CPMax programs, whose objectives are to adapt the cost structure to the market environment for an amount of €13 million, and the reorganization of certain Mexican factories in order to improve their profitability, which led to a restructuring charge of €9 million; and

•	other restructuring charges related to plans initiated in 2002, including a €7 million charge related to the closure of a factory in France, which was announced in 2002 but for which a restructuring charge was unavailable at the end of 2002.

Holdings

•	the reorganization of research facilities in France for an amount of €9 million and changes to the cost structure at corporate headquarters for €4 million.

For more information on restructuring costs as they relate to our reorganization and restructuring programs, please refer to Note 6 and 18 to our consolidated financial statements.

In 2003, the line “Other income (expense), net” also included additional costs related to the closure of production lines in the United States for €19 million and an additional €4 million related to retirement commitments arising from these main restructuring plans.

For additional information on other income and expense, please refer to Notes 3 and 6 to our consolidated financial statements.

Amortization of goodwill

Goodwill amortization totaled €76 million in 2003 compared with €78 million in 2002.

Income Tax

Pursuant to the French Tax Code and in accordance with a tax agreement from the French tax authorities dated November 6, 2002, Thomson S.A. (the parent company) files a worldwide consolidated tax return.

In 2003, the income tax charge of the Group amounted to € -63 million, mainly located in Poland and in the U.K., whilst in the U.S. and in France, where Thomson is also in loss, patents income bears withholding taxes.

Also, the Group has recorded a net deferred tax asset of € 28 million. This amount includes mainly the recognition of deferred tax asset on part of the tax losses generated in the U.S in 2003, in view of an expected return to profitability in the U.S. in connection with the transfer of loss-making activities, with regards to the Combination Agreement to form TTE (see Note 29 to our financial statements).

Our effective tax rate, defined as the ratio of income tax expense to consolidated income before taxes, goodwill amortization, minority interests and equity investments, was 35.0% in 2003, compared with 11.3% in 2002. For additional information, please refer to Note 7 to our consolidated financial statements.

Net Income

Income derived from minority interests amounted to €8 million in 2003 compared with a minority interest expense of €13 million in 2002. The decrease of minority interest results primarily from the acquisition of the minority interest in ATLINKS (now Thomson Telecom) in early 2003.

As a result of the factors discussed above, we recorded net income of €26 million in 2003 compared with €373 million in 2002. Net income as a percentage of net sales reached 0.3% compared with 3.7% in 2002.

Earnings per share reached €0.09 in 2003, compared with €1.35 in 2002.

Net income under U.S. GAAP

Under U.S. GAAP, we recorded net income of €(46) million in 2003, compared with €351 million in 2002. The difference in net income under U.S. GAAP versus French GAAP in 2002 mainly relates to the accounting treatment of derivative instruments, the reversal of goodwill amortization recorded under French GAAP, and purchase price allocation and amortization of intangibles resulting from our recent acquisitions as well as pension and termination benefits.

Results of Operations for 2002 and 2001

Evolution of division structure

The analysis of net sales and operating income by division in 2002 is presented according to the organization in effect in 2003 as it is described above in “—Results of Operations for 2003 and 2002— Evolution of division structure”.

Changes in the scope of consolidation

•	On December 17, 2001, Thomson acquired Alcatel’s DSL activity. This activity has been fully consolidated since January 1, 2002.

•	Thomson Zhaowei multimedia, a joint-venture formed in the second half of 2001 with Beijing C&W Electronics (Group) Co, Limited, situated in Beijing, China, is 55% held by Thomson multimedia Asia and consolidated under the pro rata method since January 1, 2002. This joint-venture develops, manufactures and sells TVs and digital set-top boxes. The subsidiary was shown at cost under “Other investments” in 2001 because no significant activities occurred during 2001.

•	On January 2, 2002, Victor Company of Japan Limited sold its 50% interest in J2T Holding GmbH to Thomson. After this transfer, J2T Video Tonnerre is now 100% owned by Thomson. This company has been fully consolidated since January 1, 2002.

•	On January 31, 2002, in accordance with the contract signed in 2001, Thomson exercised its call option and purchased from Philips an additional 16.67% interest in BTS Holding International B.V. and in September 2002 purchased the remaining 16.67%. The Group now holds 100 % of BTS Holding International B.V.

•	On February 1, 2002, 33.33% of A Novo Comlink España (Spain) was sold by ATLINKS to A Novo, in accordance with a contract signed with the purchaser in 2000. ATLINKS sold its remaining interest of 33.33% in December 2002.

•	On February 20, 2002, the Group acquired 100% of Vidfilm, a privately held digital post-production services company with operations in the Los Angeles area, London, and Singapore. This company has been fully consolidated since February 20, 2002.

•	On February 25, 2002, the Group acquired a business related to the DVD compression, authoring, regionalizing and related services business from Still In Motion LLC and two private vendors, which has been fully consolidated since February 25, 2002.

•	On March 1, 2002, the Group acquired all the shares of Grass Valley Group, a leading supplier of digital broadcasting equipment. This company has been fully consolidated since March 1, 2002.

•	On April 4, 2002, the Group acquired all the shares of Southern Star Duplitek Pty Limited in Australia. Duplitek is an Australian leader in manufacturing activities of pre-recorded DVD and VHS cassettes. This company has been fully consolidated since April 4, 2002.

•	On May 7, 2002 the Group formed ScreenVision Holdings (Europe) Limited, a 50-50 joint venture with Carlton Communications Plc to purchase the entire issued share capital of Circuit A in France, and RMB II, a subsidiary formed by Régie Media Belge (RMB) in Europe in order to acquire the cinema screen advertising business owned by UGC and RTBF (Radio Télévision Belge de la Communauté Francaise) in certain European countries. This acquisition has been consolidated under pro rata method since the closing, which occurred on June 28, 2002.

•	On June 25, 2002, the Group acquired Panasonic Disc Services Corporation (PDSC), a company specialized in DVD replication services and distribution in the U.S. and DVD replication services in Europe. This company has been fully consolidated since June 25, 2002.

•	On June 28, 2002, Thomson acquired Grundig’s set-top box activity through the acquisition of the Digital Intermedia System Business (“DIS Business”). The DIS Business comprises a manufacturing and two research and development facilities. This company has been fully consolidated since June 28, 2002.

•	On September 19, 2002, ScreenVision U.S., a 50-50 joint-venture of the Group with Carlton Communications Plc., acquired 100% of the U.S. operations of Val Morgan, a division of Television Media Services specialized in cinema advertising business. This company has been consolidated using the pro rata method since September 19, 2002.

Please refer to Note 23 to our consolidated financial statements, which presents the cash impact of the acquisitions and disposals of our investments.

Notification of threshold crossing in the share capital of French companies

Under article L.223-6 of the Code de Commerce, we disclosed that in 2002, Thomson increased its ownership percentage in KEYMRO (Paris) from 28% to 36% and in TECHFUND CAPITAL EUROPE (Paris) from 10% to 20%.

Changes in accounting principles

Regulation 00-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities was required to be adopted in 2002. The cumulative effect of this change in accounting principles as of January 1, 2002 is nil. The effect mainly relates to the recognition of restructuring accruals which are generally recognized later than under the previous French GAAP practice. Had the new accounting rules been applied retroactively, shareholders’ equity would have increased by an amount of €118 million as of January 1, 2000 with a corresponding decrease in the restructuring reserve. Net income would have decreased by €15 million and €111 million respectively for the twelve months periods ended December 31, 2000 and December 31, 2001.

Reclassification in the presentation of Income Statements

In 2001, the Emerging Issues Task Force (EITF), issued EITF 01-09, which codified and reconciled EITF 00-14, EITF 00-22 and EITF 00-25. These EITF’s prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to resellers and end consumers. The effect of this pronouncement on Thomson’s consolidated financial statements was a decrease in “net sales” of €84 million, €103 million and €99 million respectively for the twelve month periods ended December 2002, 2001 and 2000, with a symmetrical change in “Selling, general and administrative expenses” for some cooperative advertising and promotion expenses previously classified under marketing expenses. There is consequently no impact on operating profit. Thomson elected to apply this rule, which is not specifically addressed under French GAAP, in order to limit the differences with U.S. GAAP as they apply to Thomson’s financial statements.

Analysis of Net Sales

Consolidated net sales in 2002 totaled €10,187 million, a decrease of 2% compared with €10,391 million in 2001. At constant 2001 exchange rates, consolidated net sales increased by 2.3%. This revenue growth at constant exchange rates reflects the consolidation of the Digital Media Solutions division driven primarily by newly consolidated entities (Panasonic Disc Service Corporation, Southern Star Duplitek, Grass Valley Group, Vidfilm, Victoria Film, DSL modem business), as well as a full year of revenues for Technicolor, and also by organic growth programs and initiatives such as the TWICE program, aiming at doubling the Digital Media Solutions net sales and the consolidation of our customer base. On a constant scope of consolidation, consolidated net sales decreased by 11.9% in 2002, or by 8% at constant exchange rates.

Content and Networks

Consolidated net sales for the Content and Networks division totaled €3,924 million in 2002 compared with €3,460 million in 2001. This division, created by Thomson in 2001, combined our existing professional equipment business with the businesses that we acquired or formed during the first half of 2001, which include the Technicolor and Philips professional broadcast businesses. The acquisition in March 2002 of Grass Valley Group and in June 2002 of Panasonic Disc Services consolidated our position in the professional broadcast equipment and optical disc (DVD and CD) replication markets. A number of smaller acquisitions also focused on strengthening specific service capabilities and our geographical presence: post-production, DVD compression and authoring services in North America (Vidfilm and Still in Motion), VHS and optical disc replication in Australia (Southern Star Duplitek), distribution services in Canada (Victoria Films).

Activity in the division’s core segments increased sharply during the year. Within Home Entertainment Services, 566 million DVD were replicated during the year, around three times last year’s volume, as a result of rapidly growing demand for this entertainment format, with demand exceeding capacity. VHS replication volumes declined only by 3% in 2002 compared to last year. During 2002, DVD units represented 57% of video packaged media, as compared to 30% in 2001. The major releases in 2002 were Harry Potter, Ocean’s Eleven, Lord of the Rings, Minority Report, and Monsters Inc.

Increased packaging and distribution activity also contributed to growth in the year.

Within Technicolor’s Entertainment Services, film replication remained strong with film footage up 4% compared to 2001, and exhibition print volumes up 32%. Post-production benefited from sharply higher volumes, notably in compression and authoring, preservation, sound and post-production activity.

In 2002, Broadcast net sales declined compared to 2001 reflecting a continued slow advertising market that negatively affected Broadcaster’s equipment investments.

During 2002, the division benefited from the full year contribution of the ScreenVision U.S joint venture with Carlton, Val Morgan (acquired in September 2002) and ScreenVision Europe (acquired in June 2002). Our interactive television service TAK, launched in early 2001 was discontinued in 2002 and related services were transferred to a services provider.

The Broadband Access products activity suffered from continued weak demand in 2002, particularly in the Americas where the Group’s set-top-boxes sales decreased sharply compared to 2001. The Group sold 5.4 million decoders and cable modems (excluding DSL modems) worldwide in 2002 compared to 6.8 million in 2001. The integration of the UK decoder business (acquired from Grundig) in June 2002 was successful and over 400,000 decoders were sold in the UK during the second half of the year.

Components

Consolidated net sales for the Components division amounted to €2,224 million in 2002, including internal sales of €664 million to the Consumer Products division. This represents a decrease in total net sales of 7.3% compared with €2,398 million in 2001. Consolidated net sales for Components totaled €1,560 million in 2002, a decrease of 5.1% compared with €1,642 million in 2001. At constant 2001 exchange rates, consolidated net sales in 2002 would have totaled €1,618 million, representing a decrease of 1.5% compared with 2001. This foreign exchange impact is mainly linked to the fall of the U.S. dollar compared to the euro in 2002.

The 1.5% decrease in consolidated net sales at constant exchange rates reflected an increase of volumes in Europe and in China, offset in part by a decrease in the United States, as well as sharp declines in prices of large size tubes, notably in North America, as significant competition from Asia imports of televisions impacted customers. Prices of very large size tubes remained more stable, with demand outstripping supply, notably for true flat.

Volumes in North America were higher in large and very large sizes but decreased on a whole as Thomson exited the mid size tube business at the end of 2001. In Europe and Asia, volumes across all sizes increased, particularly in Asia, although price pressure resulted in broadly flat year-over-year sales. The Group gained value market shares both in North America and in Europe in large and very large size curved tubes.

Our optical components revenues increased during the first semester, but declined during the second as we had no revenues from games modules. The optical component activities were affected by significant price pressure, especially in the second part of the year, in core products such as optical drives for DVD players.

Consumer Products

Consolidated net sales in the Consumer Products division amounted to €4,264 million in 2002 compared with €4,884 million in 2001.

The Group noted impact on its Consumer Products activity (excluding broadband access products) of the labor dispute affecting U.S. West Coast port deliveries in October and November 2002. This dispute resulted in lower sales and operating profits as well as higher inventories.

Key trends during the year were the successful launch of our higher-end Scenium range and the negative impact of increased competition from Asia. Overall revenues decreased largely due to slower overall market demand and increased competition. Progress was made in the higher-end segment, corresponding to the launch of the Scenium product range in the fall of 2002. The TV business recorded value market share gains in higher-end-televisions and significant growth in sales of digital televisions. Revenues from television in Europe were stable compared to 2001 driven by volume and product mix improvements, which more than offset price pressures.

The Audio/Video and residential telephone businesses recorded market share gains and an improved mix offset price pressure and some areas of weaker demand, particularly in Audio.

Licensing

Net sales from the Licensing division reached €429 million in 2002 compared with €395 million in 2001, an increase of 8.6%. At constant 2001 exchange rates, consolidated net sales would have totaled €443 million in 2002, an increase of 12.2% compared to 2001. This performance reflects the success of the new programs launched during the year such as DVDs and Digital Set-Top-Boxes and the benefit of Thomson’s joining the MPEG LA patent pool in July 2002. Revenues from those sources more than offset volume declines in mainstream consumer products licensing programs. In 2002, Thomson filed 553 priority applications, an increase of 14.7% compared with 2001. 50% of the Division’s revenues in 2002 were from digital-based programs or sources compared with 26% in 1999.

Operating Income

Cost of sales amounted to €7,761 million in 2002, or 76.2% of net sales, a decrease of 4.4% compared with cost of net sales of €8,116 million in 2001, or 78.1% of net sales. This positive performance was primarily attributable to strong gains in raw materials and finished goods sourcing. As a result, gross margin was €2,426 million in 2002, or 23.8% of net sales, compared with €2,275 million in 2001, or 21.9% of net sales.

Selling and marketing expenses amounted to €916 million or 9.0% of net sales in 2002, compared with €888 million, or 8.5% of net sales in 2001. At constant 2001 exchange rate and constant scope of consolidation, the selling and marketing expenses decreased by 0.9%.

Administrative expenses amounted to €418 million or 4.1% of net sales in 2002, compared with €383 million, or 3.7% of net sales in 2001. On a constant scope of consolidation and at constant 2001 exchange rate, administrative expenses increased by 4.4% to €400 million. However, the selling and general administrative expenses fell in absolute terms by 2.8% during the second semester 2002 compared to the second semester 2001, and by 4% compared to the first semester 2002, due to strong cost controls throughout the Group in order to maintain its cost structure in the face of falling sales.

Research and development expenses net of external funding were €374 million in 2002, an increase of 1.6% compared with €368 million in 2001. External funding is comprised principally of grants from national or European Union (EU) government agencies and is accounted for as income based on the stage of completion of the project and directly deducted from research and development costs. Excluding external funding of €12 million in 2002 and €15 million in 2001, research and development expenses were €386 million in 2002 compared with €383 million in 2001. For more information on the accounting treatment of research and development expenses, please refer to Note 4 to our consolidated financial statements.

As a result of the above factors, consolidated operating income reached €718 million in 2002, or 7.0% of net sales, an increase of 13% compared with €636 million in 2001, or 6.1% of net sales. This increase primarily reflects the success of the Group’s repositioning, and especially the expansion of its business with content owners through the Content and Networks segment, which is showing strong organic growth with improved profitability.

Content and Networks

Operating income for the Content and Networks division amounted to €420 million in 2002 compared with €458 million in 2001, with all activities contributing positively to the operating income of the division, except for Singingfish, which recorded a loss. The division’s operating margin reached 10.7% in 2002 driven by costs controls, the start of production moves to lower-cost facilities and facility consolidation in Home Entertainment and Creative and Theater Services. These positive factors were partially offset by price declines and lower profitability of the Panasonic Disc Services business acquired in June 2002. The synergies created by the integration of Panasonic Disc Services have since surpassed our expectations, and we expect that further synergies may continue to be generated over the next two years. The Broadcast Equipment segment remained profitable. Substantial progress was made in integrating the Grass Valley Group business, leading to improved operating results, especially during the last months of the year. Grass Valley has now been consolidated as the worldwide trademark and brand for Thomson’s professional broadcast equipment and services. Furthermore, in spite of difficult market conditions, the Broadband Access Products business remained profitable in 2002.

Components

Operating income for the Components division amounted to €84 million in 2002, compared with €111 million in 2001. This decrease reflected primarily reduced net sales of the division resulting from a decline in tube net sales in the United States. This negative factor was partly offset by improved tube net sales in Europe and a reduced fixed and direct labor cost base. During the year, we took strong actions to contain costs and improve operational performance across all segments in the face of heavy pricing pressures, which allow us to improve our profitability semester after semester. Tubes profitability globally improved in the second semester. Profitability in Europe and China, for its first full year of operations, was maintained whereas the North American tube operations remained unprofitable, despite the improved mix and a first time contribution from Mexicali.

The profitability of the optical components business was adversely impacted by the decline in DVD players volumes, especially at the end of the year and the lack of game consoles business in the second half.

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

Consumer Products

The Consumer Products division recorded an operating loss of €52 million in 2002 compared with an operating loss of €160 million in 2001. The continuation of negative operating results in the Consumer Products division in 2002, compared with 2001, reflected primarily reduced net sales for the division, in particular for ordinary consumer products in the United States. These factors were partially offset by the positive effects of our repositioning strategy towards higher-margin consumer products (Scenium product line) in the United States, strong cost controls and a reduction in fixed costs and direct labor costs, resulting from the implementation of the restructuring program in the United States and Europe.

The U.S. West Coast port dispute impact was felt mainly in our Consumer Products business, however, Audio, Video and Communications still improved profitability for the second half and the year.

Licensing

Consolidated operating income for the division totaled €387 million in 2002, an increase of €49 million compared with 2001.

Operating income under U.S. GAAP

Under French GAAP, operating income was €718 million in 2002 or 7.0% of net sales, an increase of €82 million, as compared to operating income of €636 million in 2001. Under U.S. GAAP, we recorded, in 2002, operating income of €465 million compared to operating income of €204 million in 2001.

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

•	Reclassification and restatements due to differences in the criteria and the timing of recording restructuring provisions between U.S. GAAP and French GAAP represent €140 million in 2002 compared to €211 million in 2001.

•	Reclassifications of pension plans interest costs related to shut-down activities, included in the financial result under French GAAP and classified as operating expenses under U.S. GAAP amount to €26 million in 2002 compared to €20 million in 2001;

•	Excluding restructuring expenses, reclassifications from “Other income (expense), net” under French GAAP to “Operating income (loss)” under U.S. GAAP amount to €10 million in 2002 and €97 million in 2001.

•	Customer and supplier relationships having a finite useful-life are amortized under U.S. GAAP for an amount of €26 million in 2002 whereas they are not under French GAAP.

Please refer to Note 31 and 32 to our consolidated financial statements for a further discussion of the principal differences between French and U.S. GAAP.

Financial result

Net interest income

Net interest income amounted to €9 million in 2002, compared with a net interest expense of €29 million in 2001. Net interest expense included primarily the interest on promissory notes issued to Carlton in connection with the acquisition of the Technicolor businesses and on the 1% convertible/exchangeable bonds issued in 2000 and 2002 (2000 OCEANE and 2002 OCEANE) and due respectively in 2006 and 2008. For more information on these convertible/exchangeable bonds, please refer to Note 21 to our consolidated financial statements. The change in net interest expense during 2002 in comparison to 2001 is mainly due to lower swap costs due to sharply lower U.S. dollar interest rates. The swap costs or income occur when we swap euro deposits of our European affiliates into U.S. dollars to lend to our U.S. affiliates.

Other financial expense

Other financial expense totaled €137 million in 2002, compared with €160 million in 2001. Other financial expense in 2002 and 2001 primarily related to valuation allowances on other investments carried at the lower of cost or market value, generally investments in technology companies, and also included other expenses, such as pension plans interest cost in Germany and the United States related to shut-down activities. Please refer to Note 5 to our consolidated financial statements for additional information on other financial expense.

Other income and expense, net

Other income and expense represented a net expense of €96 million in 2002, compared with net income of €8 million in 2001.

Other income and expense includes restructuring costs, net, which were €141 million in 2002 compared with €107 million in 2001. Restructuring costs, nets, in 2002 mainly consist of:

•	the TIGER program within the Displays and Components division for €43 million relating to the closure of the Scranton tube plant in North America and the storage and digital modules activity.

•	the continuation, notably in the United States, within the Consumer Products division, of the GROWL Program for productivity improvements for €56 million, especially in manufacturing, sales, after-sales and accessories; and

•	the continuation of the SAFE program for €14 million within the communications manufacturing activity.

For more information on restructuring costs as they relate to our reengineering and restructuring programs please refer to Note 6 to our consolidated financial statements.

In 2002, the other income and expense, net, also included fixed assets write-offs for €15 million and the operating and restructuring costs of TAK activity, which has been discontinued in 2002 (€13 million).

For additional information on other income and expense, please refer to Notes 3 and 6 to our consolidated financial statements.

Amortization of goodwill

Goodwill amortization was €78 million in 2002 compared with €49 million in 2001. This increase reflects mainly the consolidation of the Panasonic Disc Services Corporation (€7 million), Alcatel’s DSL activity (€7 million), and Grass Valley Group (€5 million).

Income tax

Income tax expense fell significantly in 2002 to €56 million compared to €139 million in 2001.

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French tax authorities dated November 6th, 2002, Thomson S.A. (the parent company of the Group) files a worldwide consolidated tax return. This tax agreement has been retroactively applied as January 1, 2001 and will expire on December 31, 2005 unless renewed. Therefore, in 2002, the Group benefited from a refund related to its 2001 tax expense of €33 million and from a lower current tax charge due to the worldwide tax consolidation.

In 2002, the Group recorded a net deferred tax asset of €22 million. This amount includes in France a net of €47 million corresponding to the recognition of a tax benefit related to long term capital losses and valuation allowances on ordinary tax rate deferred assets, offset in part by €25 million of tax expense related to foreign entities.

Our effective tax rate, defined as the ratio of income tax expense to consolidated income before taxes, goodwill amortization, minority interests and equity investments, was 11.3% in 2002 compared to 30.5% in 2001. For additional information, please refer to Note 7 to our consolidated financial statements.

Net income

Minority interests expense amounted to €13 million in 2002 compared with €22 million in 2001. The decrease of minority interest reflects mainly the improvement of ATLINKS net result in 2002.

As a result of the factors discussed above, we recorded net income of €373 million in 2002 compared with €286 million in 2001. Net income as a percentage of net sales reached 3.7%, compared with 2.8% in 2001.

Earnings per share reached €1.35 in 2002, compared with €1.04 in 2001, or an increase of 30%. Earnings per share take into account an increase in the average number of shares to 277.2 million shares in 2002 from 274.2 million in 2001 (after taking into account the issuance in March 2001 of redeemable bonds to Carlton which were redeemed in Thomson shares in 2002). Please refer to Notes 20 to our consolidated financial statements for more detailed information on these redeemable bonds. Net income under U.S. GAAP

Under U.S. GAAP we recorded net income of €351 million in 2002 compared to €191 million in 2001. The difference in net income under U.S. GAAP versus French GAAP in 2002 mainly relates to the accounting treatment of derivative instruments, the reversal of goodwill amortization recorded under French GAAP, and purchase price allocation and amortization of intangibles resulting from our recent acquisitions as well as pension and termination benefits.

There are material differences between French GAAP and U.S. GAAP. Please refer to Notes 31 and 32 to our consolidated financial statements for a further discussion on the principal differences between French and U.S. GAAP.

Liquidity and Capital Resources

Cash Flows

	2001	2002	2003	2003
	(€ in millions)			(U.S.$)
Net cash provided by operating activities	1,005	1,104	1,183	1,431
Net cash used in investing activities	(1,173)	(1,716)	(792)	(958)
Net cash provided (used) by financing activities	(34)	540	511	618
Net increase (decrease) in cash and cash equivalents	(240)	(69)	920	1,113

Net cash provided by operating activities

Net cash provided by operating activities reached €1,183 million at the end of 2003, a 7% increase compared with 2002.

We seek to manage our operating working capital, defined as the variation of inventories plus the variation of trade and other receivables, net, less the variation of trade accounts, notes payable and accrued expenses, in an efficient manner with reference to our net sales. In 2003, the cash flow generated by improved management of operating working capital reached €640 million, compared with €417 million in 2002. This reflected a reduction of receivables by €262 million and of inventories of €120 million, together with an increase in trade accounts, notes payable and accrued expenses by €258 million.

Net cash used in investing activities

Net cash used in investing activities totaled €792 million in 2003, compared with €1,716 million in 2002.

Financial investments totaled €565 million in 2003, compared with €1,273 million in 2002. These investments correspond mainly to the payments made in connection with the acquisitions of Canal+Technologies, the minority shareholding in ATLINKS purchased from Alcatel, the assets of Recoton and the promissory notes related to the acquisition of Technicolor.

Net capital expenditures (defined as capital expenditures net of proceeds from disposal of fixed assets) amounted to €476 million in 2003, compared with €592 million in 2002.

Capital expenditures amounted to €510 million in 2003, compared with €608 million in 2002. The expenditures concerned mainly the Content and Networks division (principally in order to increase capacity in DVD duplication and post-production) and the Components division.

Proceeds from fixed asset disposals totaled €34 million in 2003, compared with €16 million in 2002.

Net cash provided by financing activities

Net cash provided by financing activities was €511 million in 2003, compared with €540 million in 2002. In 2003, the Group issued Senior Notes to institutional investors for a total amount of €369 million (in two issuances of U.S.$ 406 million and GBP 34 million) with maturities of 7, 10 and 12 years. The notes were issued to finance the development of our activities, including through acquisitions, as well as to extend the average maturity of our debt (please refer to Note 20 to our consolidated financial statements). In 2002, the amount primarily reflects the issuance in March 2002 of €600 million of 1% convertible/exchangeable bonds (2002 OCEANE) due in 2008.

Financial resources

At the end of 2003, we had a net deposit position (financial debt plus debt related to Technicolor acquisition minus cash and cash equivalents) of €77 million, compared with a net debt position of € 690 million at the end of 2002. Our financial debt totaled €2,128 million at the end of 2003 (including convertible/exchangeable bonds for €1,429 million), compared with €1,694 million at the end of 2002. Financial debt does not include promissory notes of U.S.$224 million (including accrued interest) which are included in “Debt related to Technicolor acquisition” in our consolidated financial statements. We have the option of partially repaying these notes in Thomson shares. For the first three installment payments of the promissory notes in March 2002, 2003 and 2004 respectively we paid the entire amounts in cash. Cash and cash equivalents were €2,383 million at the end of 2003, compared with €1,463 million at the end of 2002.

At the end of 2003, we had committed undrawn credit facilities of € 800 million with a consortium of banks, consisting of two €400 million tranches maturing in December 2004 and 2006 respectively and committed credit facilities of €32 million with two banks drawn for an amount of €27 million. Furthermore, we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to €983 million of which €118 million had been used as of December 31, 2003 for borrowings.

Moreover, we have a securitization program in the United States to increase further our financial flexibility. The program, put in place in December 2002, allows for the sale of our U.S. commercial receivables up to a maximum of U.S.$300 million (€238 million at the December 31, 2003 closing rate). As of December 31, 2003, we had no outstanding receivable sales under this securitization program.

In 2000, in order to finance the construction and equipping of our television tube manufacturing facility in Mexicali, Mexico, we entered into a synthetic lease for an original amount of U.S.$257.5 million. At December 31, 2003, after repayment of principal, the amount outstanding was U.S.$236.8 million which includes U.S.$230.9 million (€182.8 million at the December 31, 2002 closing rate) relating to buildings and equipment, disclosed as an off-balance sheet commitment, and U.S.$5.9 million (€4.7 million at the December 31, 2003 closing rate) relating to land, considered as a capital lease and recorded as long-term debt. In December 2001, our wholly-owned subsidiary in Poland, Thomson Polkolar, entered into a sale-leaseback arrangement for a tube manufacturing equipment in our Polish tubes plant, generating €138 million of cash flow which was used by Thomson Polska to repay debt.

Also, in December 2003, the Group entered into a financial lease for DVD replication equipment for an amount of €53 million.

For more information on these leases, please refer to Note 24 to our consolidated financial statements.

We expect to fund the continued active development of the Group using our available cash and our cash flow from operating activities and to the extent appropriate, through borrowings from our available credit facilities or by accessing the capital markets.

Contractual obligations and commercial commitments

The table presented below provides information regarding contractual obligations and commercial commitments as of December 31, 2003, for which we are obliged to make future cash payments. This table does not include contingent liabilities or commitments. These are, however, disclosed in the Note 24 to our consolidated financial statements. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the table below. These may, however, be disclosed under U.S. GAAP in accordance with the requirements of FIN 45 (please refer to Note 31 to our consolidated financial statements).

Unconditional Commitments	Amount of commitments expiring per period
	2002 Total	2003 Total	Less than 1 year	> 1 and = < 3 years	> 3 and =< 5 years	After 5 years
	(€ in millions)
Financial debt (1)	1,694	2,128	263	853	612	400
Debt related to Technicolor acquisition (1)	459	178	89	89	—	—
Unconditional Future Payments
Capital leases	11	61	7	14	17	23
Operating leases (2)	588	485	106	170	83	126
Other (3)	70	137	93	27	16	1
Royalties (4)	60	2	1	1	—	—
Unconditional Purchase Obligations:
- Financial investments (5)	322	28	26	2	—	—
- Property, plant & equipment (6)	47	73	73	—	—	—
- Commercial purchase obligations (7)	235	123	68	35	17	3
TOTAL	3,486	3,215	726	1,191	745	553

(1)	Financial debt (Note 20 to our consolidated financial statements) and debt related to Technicolor acquisition (Note 22 to our consolidated financial statements) are reported for their principal amounts and accrued interest as of December 31, 2003. Future interest expense and the impact of interest rate swaps are not reported in this table.

(2)	Operating leases are described in the Note 24 to our consolidated financial statements.

(3)	Other unconditional future payments relate to information technology service agreements and general sponsoring agreements entered into in the U.S, and other contractual advances.

(4)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(5)	Unconditional purchase obligations to buy financial investments at December 31, 2003 represent mainly commitments to make payment to customers in the Content & Networks Division through June 2004 in the amount of € 20 million.

(6)	Unconditional purchase obligations of property, plant & equipment comprise mainly picture tubes activity in China, which is described in the Note 29 to our consolidated financial statements and below in the paragraph “—Off-Balance Sheet Arrangements”.

(7)	Commercial purchase obligations include commitments to buy advertising space for € 71 million, in its cinema sale house activity.

Off-Balance Sheet Arrangements

A significant off-balance sheet arrangement relates to the Group’s purchase of a picture tubes business in China. On July 18, 2003, Thomson and its affiliated company, Thomson Guangdong Displays Company Limited, entered into a sales and purchase agreement by which they agreed under certain conditions to acquire the production equipment which previously belonged to the Chinese tube manufacturer Fortune located in Dongguan (Guangdong province) China. The equipment consisted of three CPT production lines with an annual capacity of 4.3 million tubes (21, 25 and 29 inch) as well as electron gun manufacturing equipment and related assets. The acquisition was valued at 668 million Chinese renmimbi (approximately U.S.$80 million) for the fixed assets plus an additional amount for working capital. The acquisition closed as planned in January 2004 and was financed out of the Group’s existing cash, which was partly lent to and partly injected as capital in Thomson Guangdong Displays Company Limited. The activity is expected to generate additional revenue of approximately U.S.$210 million per year and positive cash flow from the beginning of the operations, before taking into account investments for line upgrades. This strategic acquisition is expected to enable Thomson to more than double its market share in China in the large and very large segments of the tube market and to become the second largest manufacturer of large screen color picture tubes in the country.

The Group has two other significant off-balance sheet arrangements, the synthetic leases of tube manufacturing equipment in Piaseczno, Poland and in Mexicali, Mexico. The synthetic lease in Mexico also concerns a building. These leases are accounted for as off-balance sheet operating leases. Thomson elected to repay early on March 31, 2004 the Polish lease, which is no longer outstanding. Both leases are described in detail in Note 24 to our consolidated financial statements.

There is no known event, demand, commitment, trend or uncertainty that is reasonably likely to result in the termination, or material reduction in availability to the company, of the off-balance sheet arrangements described above.

This table includes only contingent liabilities or commitments. These are disclosed in detail in Note 24 to our consolidated financial statements.

Conditional Commitments	Amount of commitments expiring per period
	2002 Total	2003 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years
	(€ in millions)
Guarantees given:
- to suppliers	1	5	3	1	1	—
- for legal court proceedings and customs duties	52	62	24	8	7	23
- other	51	84	17	15	51	1
Standby letters of credit	82	110	110	—	—	—
Other conditional commitments	56	73	20	26	10	17
TOTAL	242	334	174	50	69	41

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A—Directors and Senior Management

Preparation and organization of the Board of Directors’ activities

The Group has implemented the principal recommendations regarding corporate governance proposed by various working groups organized by the French employers’ associations, the MEDEF and AFEP-AGREF, most notably as outlined in the Vienot Reports of 1995 and 1999 and in the Bouton Report of September 2002. These recommendations focus primarily on the composition of boards of directors and their committees, which should combine director independence and expertise in the company’s businesses. They also focus on the functioning of boards of directors, provide on-going and timely information in advance of board meetings and which should be established in an internal board charter (“Règlement Intérieur” or “Internal Board Regulations”).

Composition of the Board of Directors and its Committees

The Board of Directors consisted of 15 members at December 31, 2003. The composition of the Board changed during 2003 with the nomination of two Directors representing employee shareholders in accordance with Article L. 225-23, paragraph 1, of the French Commercial Code, and with the resignation of three Directors representing the French State following the sale by the French government of the bulk of its interest in the Group’s share capital.

At December 31, 2003, the members of the Board of Directors include nine Directors, who are considered independent based on the independence criteria defined in the Bouton Report (Christian Blanc, Pierre Cabanes, Eric Bourdais de Charbonnière, Eddy Hartenstein, Igor Landau, Pierre Lescure, Paul Murray, Marcel Roulet and Henry Vigil). Due to their prior professional experience, these Directors have considerable knowledge of the Group’s businesses and markets. Two of these Directors have extended financial experience in multinational groups. Four directors are Group employees: two were elected by Group employees as employee representatives on the Board (Jean de Rotalier and Catherine Cavallari), and two were elected as representatives of employee shareholders (Loïc Desmouceaux and Gérard Meymarian). Three Directors are of foreign nationality: two are American and one is English. The average age of the directors is 54.

The number of Company shares which must be held by each Director was set at 100 in the by-laws (statuts) in 2003. On May 7, 2004, the general shareholders’ meeting approved a resolution to increase this number from 100 to 2,000 shares.

The Board of Directors is supported in the performance of its work by three committees established in March 1999: the Audit Committee, the Strategy Committee and the People and Organization Committee. The Audit Committee consists of four independent directors and is chaired by Eric Bourdais de Charbonnière. The Strategy Committee, chaired by Thierry Breton, consists of five directors. The People and Organization Committee, chaired by Marcel Roulet, consists of five directors.

The following table shows the names of the members of the Board of Directors, their main occupations, the dates of their initial appointment and the expiration dates of their current term.

Name	Principal Occupation or Employment	Appointed to Board	Term Expires	Other business activities outside Thomson
Frank Dangeard (1)(3)	Chairman of the Board of Thomson, Senior Executive Vice-President of France Télécom for Financial Rebalancing and Value Creation	March 2004 (Board member since March 1999)	2008	Director of Orange, Wanadoo and Equant

Christian Blanc (2)(4)	Deputy at the French Chamber of Deputies	June 2001	2005	Director of Cap Gemini, Coface, JC Decaux, and Carrefour

Eric Bourdais	Chairman of the Supervisory Board of Michelin	December 2003	2007	Member of the Supervisory Board of Oddo & Cie Director of CCF, ING
de Charbonnière (2)(4)

Thierry Breton (1)	Chairman and CEO of France Télécom	May 2004 (Board member since March 1997)	2008	Honorary Chairman of Thomson Chairman of the Board of TSA Chairman of Orange Director of Schneider Electric S.A. and Dexia (Belgian corporation) Member of the Supervisory Board of AXA

Catherine Cavallari	Patents & Licensing Operations, Controlling Manager, Thomson	June 2002	2007	N/A

Loïc Desmouceaux	Worldwide Prospective Marketing Manager, Thomson	May 2003	2008	Director of Sellenium SA

Eddy W. Hartenstein (1)(3)(4)	Senior Executive Vice President of Hughes Electronics Corp.	May 2004 (Board member since March 1999)	2008	Chairman and CEO of DirecTV Enterprises Inc., DirecTV International Inc., DirecTV Merchandising Inc. and DirecTV Operations Inc. Director of PanAmsat and DirecTV Latin America

Director of Essilor, CCF, Aventis Inc., Aventis Behring LLC, Aventis Pharma (UK) Investments Ltd, INSEAD, the Institut de Développement Industriel (IDI), Fisions Limited and Rhône-Poulenc AGCO Ltd

Member of the Consultative Committee of the Bank of France

Member of the Supervisory Board of Dresdner Bank AG

Igor Landau (2)(4)	Chairman of the Executive Board (CEO) of Aventis	May 2004 (Board member since September 2002)	2008

Name	Principal Occupation or Employment	Appointed to Board	Term Expires	Other business activities outside Thomson
Pierre Lescure (1)(4)	Chairman and CEO of Le Monde Presse	May 2004	2008	Member of the Supervisory Board of Le Monde Director of Havas Advertising Chairman of SAS AnnaRose Production
		(Board member
		since September
		2002)

Didier Lombard (4)	Senior Executive Vice-President, Technologies, Strategic Partnerships and New Usages	May 2004	2008	Director of Wanadoo and Orange Member of Supervisory Board of Radiall

Gérard Meymarian	Vice-President Business Development and Profit Center, Asia of Thomson	May 2003	2008

Director of Thomson Zhaowei Multimedia Co Ltd., Thomson Manufacturing Operations (Thailand) Co Ltd., European Thai Electronics Co Ltd., Thomson India Private Limited, and Thomson multimedia Marketing (Thailand) Co Ltd.

Paul Murray (4)	Partner, Tangent Industries Ltd.	June 2003	2006	N/A

Jean de Rotalier	Consumer Products Marketing Manager Italy, Thomson	June 2002	2007	N/A
		(Board member
		since October
		1994)

Marcel Roulet (2)(3)(4)	Former Chairman and CEO of TSA, France Télécom and Thalès	February 1999	2005	Director of Thalès S.A. (TSA representative) Director of France Télécom and CCF Chairman of the Supervisory Board of Gimar Finances, Member of the Supervisory Board of Eurazéo

Henry P. Vigil (1)(2)(4)	Senior Vice President, Microsoft	May 2004	2008	N/A
		(Board member
		since October
		2003)

(1)	Member of the Strategy Committee.

(2)	Member of the Audit Committee.

(3)	Member of the People and Organization Committee.

(4)	Independent Director.

Structure of the Board of Directors’ Work

The preparation and organization of the Board’s work is detailed in the Internal Board Regulations, adopted by the Board in early 2003 and revised during the year to take into account in particular the provisions of the French Financial Security Act of August 1, 2003. The Internal Board Regulations describe in particular the conditions by which the Board of Directors defines the Group’s strategic objectives and its powers of oversight and verification.

The Internal Board Regulations also sets out rights and obligations of the Board members and, in this respect, establishes rules prohibiting Directors from trading in Company shares when they are in possession of non-public information.

The Board of Directors is supported in the performance of its work by the three committees described below. Each committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence, as prescribed in the Internal Board Regulations. Each committee may accordingly initiate any study which may assist the Board’s deliberations.

The Chairman of each committee sets the agenda of the meetings and communicates this agenda to the Chairman of the Board of Directors and to the Chief Executive Officer.

Proposals, recommendations and opinions issued by the committees are included in the minutes communicated by the Chairman of the Board of Directors to the Board members and to the Chief Executive Officer.

The role of the Audit Committee is described in its charter, which was established when the Audit Committee was first created and was amended in 2003 to take into account legislative and regulatory changes in France and the United States.

Work of the Board of Directors in 2003

Work of the Board

Each year, the Board of Directors fixes a calendar of its meetings, as proposed by its Chairman, for the coming year. This calendar sets the dates of the regular Board meetings (e.g., for the revenue results of the first and third quarters, for the six-month earnings and the meeting prior to the general shareholders’ meeting), and on a tentative basis, the dates which Directors should reserve for additional Board meetings.

In 2003, the Board met eight times with a participation rate of 79%. In particular, the Board reviewed the financial and strategic issues relating to the Group.

With respect to financial issues, the Board reviewed the 2003 annual budget, the Group’s statutory and consolidated financial accounts for fiscal year 2002 and first half 2003, quarterly revenues figures of the first and third quarters 2003, changes in the Group’s debt profile and short-term financing operations.

With respect to strategic issues, the Board reviewed and approved different acquisition and partnership proposals, including the purchase of Recoton’s business in the United States (accessories), the acquisition of Fortune in China (tubes), the creation of the joint venture with TCL International, and different growth projects in the context of the TARGET program of the Content and Networks division.

The work of the Board was prepared by the meetings of the different committees. Furthermore, the Board receives a monthly report describing the general status of the business.

Work of the Board Committees

In March 1999, the Board of Directors created three consultative committees to supervise auditing, the Group’s strategy, and the compensation policy and the organization of the Group.

Audit Committee

At the end of 2003, the Audit Committee consisted of four independent directors (Eric Bourdais de Charbonnière (Chairman), Christian Blanc, Igor Landau and Marcel Roulet), who oversee the quality of the Group’s accounting and financial statements as well as all control procedures. The Audit Committee met five times in 2003 (four times in 2002) and reviewed the 2002 results, the first half 2003 results and the sales figures of first and third quarters 2003 during its meetings in February 2003, March 2003, July 2003 and October 2003, respectively. During these meetings, the 2002 consolidated financial statements and notes were discussed with the Group’s chief financial officer. The statutory auditors attended these meetings and raised their comments on the financial statements.

The work of the Audit Committee also covered the internal audit program for 2003, the conclusions of the internal audit teams in 2003, the Group’s financial documentation and the implementation of a new financial reporting system (FIRST) using the “Magnitude” software of Cartesis.

The Audit Committee approved the proposed audit and non-audit projects entrusted to the Company’s statutory auditors.

Following the annual general shareholders’ meeting of May 7, 2004, Paul Murray was appointed to the Audit Committee and is a financial expert.

Strategy Committee

At the end of 2003, the Strategy Committee consisted of Thierry Breton (Chairman), Frank Dangeard, Eddy Hartenstein, Pierre Lescure and Henry Vigil. It advises the Board of Directors on projects relating to our development (investments and competitiveness), the development of industrial partnerships and the review of draft strategic memoranda. The Strategy Committee met six times in 2003 (five times in 2002) and reviewed the Group’s strategic plan and made recommendations on various proposals throughout the year. Several meetings focused on the proposed joint venture with a Chinese partner in the television sector and on initiatives launched in the context of the TARGET program, the Group’s growth program. The Strategy Committee also reviewed the restructuring program within the tubes business in the United States in 2003.

Following the annual general shareholders’ meeting of May 7, 2004, the Strategy Committee consists of Thierry Breton, Frank Dangeard, Eddy Hartenstein, Pierre Lescure, Henry Vigil, Didier Lombard and Christian Blanc.

People and Organization Committee

The People and Organization Committee consists of Marcel Roulet (Chairman), Frank Dangeard, Pierre Cabanes (until May 2004), Eddy Hartenstein and Henry Vigil. This committee examines questions relating to the operation of the Board of Directors, management compensation, employee shareholding projects and profit-sharing incentive plans. On the basis of its on-going evaluations, the People and Organization Committee makes proposals with respect to the organization and functioning of the Board of Directors. Furthermore, it prepares the deliberations that the Board of Directors conducts every year on these issues and proposes, as necessary, any amendments to the Board charter. It met seven times in 2003 (five times in 2002). In particular, it reviewed the compensation policy for the Group’s 400 principal managers and the criteria used to determine the variable portion of such compensation. It set the compensation of the Chairman of the Board of Directors and the Chief Executive Officer. The Committee also made recommendations on the nomination of new directors and on the revisions to the Board charter.

The participation rate of members in the meetings of the various committees in 2003 was approximately 80%.

Powers of the Chief Executive Officer

Thomson was one of the first French publicly-traded companies to dissociate the functions of the Chairman of the Board of Directors and of the Chief Executive Officer as permitted by the French law on New Economic Regulations (Loi sur les Nouvelles Régulations Economiques). Following the Board’s decision to separate these functions on October 8, 2002, the management of the company became the responsibility of the Chief Executive Officer.

The Internal Board Regulations define the respective roles of the Board of Directors, the Chairman of the Board of Directors and the Chief Executive Officer.

The Internal Board Regulations provide certain limitations on the powers of the Chief Executive Officer, who must obtain the approval of the Board of Directors prior to committing the Company to investments exceeding specified amounts in the context of the implementation of the strategic plan. However, any investment, whatever its amount which is not contemplated in the Company’s strategic plan, requires the prior approval of the Board of Directors.

These limitations on the powers of the Chief Executive Officer are established internally and cannot be opposed to third parties in accordance with Article L. 225-56 I paragraph 3 of the French Commercial Code.

Internal control procedures implemented by the Company

Objectives of Internal Control Procedures

The internal control procedures implemented by the company have two primary objectives:

•	to verify that the actions undertaken by the Group and its employees are in conformity with applicable regulations and the Group’s values and are consistent with the framework defined by the Group’s management bodies; and

•	to verify that the accounting and financial information communicated to the management bodies and to shareholders accurately reflects the company’s operations and financial situation.

In addition, in application of the Sarbanes-Oxley Act of 2002 and the related rules and regulations, the Group is committed to pursuing a deeper implementation of the internal control framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). To this end, the Group’s internal audit function has adopted COSO in its internal reports and processes and this framework serves as the basis for risk assessment. This framework seeks to achieve “reasonable assurance” regarding:

•	the effectiveness and efficiency of operations;

•	the reliability of financial reporting; and

•	the compliance with applicable laws and regulations.

One of the objectives of the internal control system is to prevent and control risks arising from the company’s businesses and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated.

To attain these objectives, internal controls must be implemented at the level of legal entities and for different types of operations and transactions undertaken by the Group. Accordingly, the Group has also launched two company-wide programs called TQS (Thomson Quality System) and COMPASS (Controls Over Methods, Processes, Applications, Systems and Strategy).

The TQS program was launched at the end of 2002 in order to ensure the constant improvement of the quality of processes and the monitoring of risks to which the Group may be exposed. TQS is organized around seven categories (employees, suppliers, customers, sales, R&D, manufacturing and corporate governance), for which objectives for improvement are established every six months.

The COMPASS program was launched in November 2003 with the support of consultants specialized in risk analysis and the implementation of internal controls, and will be pursued during 2004 in order to evaluate the Group’s internal controls. In the context of this program, a Group risk assessment project and a Group control self assessment project were completed. The risk assessment project involved the 70 principal managers in the Group as well as the finance department. The control self assessments covered 12 critical business processes and involved the distribution of a questionnaire containing 189 questions in total and completed by 49 business unit controllers. The project’s scope covered a majority of the Group’s assets and revenues. The initial results from this project have contributed to management’s assessment of the Group’s internal control structure. Thomson expects to continue these projects as the Group strives to continuously improve its internal control and corporate governance structures.

General control environment

Ethical values and principles of conduct for the Group’s managers

The ethical values and principles of conduct for the Group’s manager’s are defined in two of the Group’s principal internal documents:

(1) The Group’s Ethics Charter

The Group’s Ethics Charter, which is signed by the Group’s 70 principal managers, provides for the adherence to 10 fundamental rules: tolerate no discrimination and encourage diversity; promote best working conditions; use no child or forced labor; support employee’s development; value the company’s interest above one’s personal interest; avoid potential conflicts of interest; protect people’s health, safety and the environment; respect consumer and personal privacy; respect fair market competition; strive to be a good corporate citizen wherever we operate; and respect and protect shareholder value.

In addition to this charter, there are ethical rules with respect to the Group’s suppliers in the context of the TQS program.

(2) Thomson’s Golden Rules

The Group’s 30 principal rules and procedures are listed in a booklet available on the Group’s intranet site which, beginning in 2004, is given to each new employee.

In addition to these two sets of principles and rules, the Group has implemented specific policies in order to regulate the conduct of its employees, for example, with respect to trading in Thomson shares. These procedures apply equally to directors. Furthermore, in accordance with COB Regulation No. 2002-01, the Group files a semi-annual declaration of transactions undertaken by directors and executive officers in the Company’s shares.

The alert procedure, the so-called “whistle-blowing procedure”, is another specific procedure which allows employees, who believe that violations of accounting principles applicable to the Group have been committed, to contact the Audit Committee and the internal audit department on a confidential basis.

Group management and decision-making process

During the year 2003, the Group management was organized around three main bodies, under the control of the Board of Directors:

•	The Executive Committee;

•	The “Management Board”; and

•	Management networks (OPCOM and entrepreneurs).

Under the authority of the Group’s Chief Executive Officer, the Executive Committee consists of 18 members (10 French, six Americans, one English and one Taiwanese). It is made up of executive managers responsible for the large operating divisions and of managers in charge of the principal central functions (finance, legal, human resources, purchasing, etc.) The committee meets every two weeks. It reviews the evolution of financial performance (sales, operating results and cash flow) of the different Group divisions in relation to the budget and the Group’s principal events (commercial contracts, partnerships, investments, acquisitions, etc.).

The Management Board consists of the Chief Executive Officer and the nine key members of the Executive Committee in charge of business or corporate functions (see “—Executive Committee” below). It reviews and approves the Group’s investment proposals, both in terms of internal and external growth, as well as in restructuring programs. It also reviews the conclusions and recommendations of the audits conducted in each six-month period. The Management Board proposes strategic plans to the Board of Directors and implements such plans. It met 34 times in 2003.

The Group’s managers also depend on two management networks that meet twice per year: the OPCOM network (the Group’s 70 principal managers) and the Entrepreneur network (350 managers).

Skill management

Skill management is considered as a key element to manage processes and monitor risks. It is based on different methods such as “progress contracts”, which permit the evaluation of the achievements of Group managers every six months, and “talent reviews”, which permit the identification of Group employees with strong potential.

Internal audit

The Group’s internal audit department consists of approximately 15 auditors located in three key sites for the Group (Paris, Indianapolis (Indiana) and Camarillo (California)). It is managed by a director of American nationality who is a certified public accountant (“CPA”) as recognized by the American Institute of Certified Public Accountants. He joined the Group in mid-2003 with a background in “Big 4” public accounting for large multi-national companies and after having recently served as the lead internal audit executive of several publicly traded multi-national companies.

In 2003, the internal audit completed 61 audit projects which covered the following areas: review of operating processes, financial audit of subsidiaries and operational audits.

Information technology security procedures

The information technology (IT) department has developed and implemented an Information Technology Security Plan which defines access rules to the Group’s IT system and programs and which protects this system and programs against attempted unauthorized intrusion. Access to all information systems is protected by firewall and antivirus systems. All applications are backed up with memory solutions. The disaster recovery plan , which is tested regularly, implements measures that, in the case of emergency, would reestablish the functionality of the Group’s main applications within a time period that is compatible with the Group’s needs.

Internal control procedures relating to the preparation and treatment of accounting and financial information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized around the following elements:

•	the budgetary process;

•	the Group’s accounting and management organization;

•	accounting standards and methods within the Group; and

•	accounting and management reporting and closing period work at the Group level.

Budgetary process

The budgetary process is mandatory for all of the Group’s divisions and 25 profit centers. The principal stages in the budgetary process are the following:

•	in October, preparation by each entity of a budget for the first and second six-month periods for the following year, based on market projections and analyses of suppliers;

•	in November and December, review and approval by the Group general management and the finance department of proposed budgets prepared at the business unit level;

•	in January, approval of revised budgets by the Board of Directors; and

•	in May, updating of the second semester’s budget as a function of the results of the first semester and expected market environment through the end of the year.

In the context of the budgetary procedure, performance measurement indicators are calculated by the divisions and analyzed. The budget is divided into monthly period budgets to serve as a reference for the Group’s monthly reporting.

The Group’s accounting and management organization.

Under the authority of the Group’s Chief Financial Officer, the Management and Accounting Control (Contrôle de Gestion et de la Comptabilité) team is responsible for:

•	the establishment of the Group’s consolidated financial statements and Thomson S.A.’s statutory accounts;

•	monthly management reporting; and

•	the implementation of the Group’s accounting and management methods, procedures and standards and adaptation thereof in accordance with changes to standards.

The Group’s local financial organization follows its operational organization, which was subdivided in 2003 into four divisions (Content and Networks, Consumer Products, Components and Licencing), which includes 25 profit centers. Each of these divisions and profit centers is under the supervision of a controller, assisted by an accounting and management team, responsible for tracking the budget and reporting, on the one hand, and for the accounting treatment of transactions within the local legal entities, on the other hand.

The Group’s accounting standards and methods

The accounting principles used by the Group are defined in a document entitled “Thomson Accounting Principles and Methods”, which is available on the Company’s intranet site and which is provided to the Group’s entire finance department. This document covers the accounting treatment of such items as tangible and intangible assets, inventories, provisions, intragroup transactions and acquisitions.

In addition to this procedural document, the Group has a “controllers manual”, which is updated regularly and which reviews the procedures that accountants and corporate comptrollers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

Management reporting and closing period work.

Accounting and financial data are consolidated into two reporting systems, called SC and SCORE, both Hyperion programs. At the end of each month, the Group’s entities report their financial data into these two systems. The Group uses a common accounting charter. The principal accounting and financial figures of the operational and functional departments consolidated at the Group level are analyzed by the Group’s management control team and reviewed by the Group’s Executive Committee.

The closing process for the half-year and annual consolidated financial statements occurs in two steps. The first step consists of a “hard close” completed in May and November, which is initiated by the circulation of closing instructions prepared by the Group’s accounting department. The controllers manual defines the controls and actions which must be undertaken at the entity level (entries in accounting books, reconciliations, etc.) and the persons authorized to implement them.

This stage leads to first review by the statutory auditors, completed initially at the subsidiary level within all of the Group’s legal entities, then at the parent company level. This hard close allows for the identification of the most complex issues. The second step occurs in July and in January and involves the finalization of half-year and annual consolidated financial statements under French GAAP. The Group then proceeds once a year with a reconciliation of these results under U.S. GAAP.

Preparation of financial statements

The financial statements are prepared by the finance department. They are based on information reported through the annual reporting and accounting consolidation processes and on operational and market information, which is specifically centralized for the preparation of the Company’s Document de Référence in France and the Form 20-F in the United States.

Half-year and annual financial information is reviewed by the Company’s Disclosure Committee prior to its review by the Group’s Audit Committee. The Disclosure Committee was created at the end of 2002. It consists of the Chief Financial Officer, the Group’s controller, the Corporate Secretary, the general counsels for Europe and the United States, the investor relations manager and two divisional financial controllers. The Disclosure Committee met three times in 2003.

Summary of Significant Differences Between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of significant difference between the corporate governance standards followed by Thomson under French law and guidelines and those required by the listing standards of the New York Stock Exchange (the “NSYE”) of U.S. companies that have common stock listed on the NYSE.

The principal sources of corporate governance standards in France are the French Commercial Code (Code de Commerce) and the French Financial and Monetary Code (Code monétaire et financier), both as amended in August 2003 by the French Financial Security Act (Loi de sécurité financière), as well as a number of general recommendations and guidelines on corporate governance, most notably the Bouton Report of September 2002. The Bouton Report includes, among others, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominating committees) and the independence criteria for board members and statutory auditors.

The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence.

The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence.

French law does not contain any independence requirement for the members of the board of directors of a French company and the functions of board chairman and chief executive officer are frequently performed by the same person. The Bouton Report recommends, however, that at least half of the members of the board of directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The report states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.” The report also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

Based on the Bouton Report’s independence criteria, the Company considers that nine of fifteen of its directors are independent.

Board Committees

Overview. The NYSE listing standards require that a U.S. listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

French law requires neither the establishment of board committees nor the adoption of written charters. The Bouton Report recommends, however, that the board of directors set up an audit committee, a nominating and compensation committee, indicating that the nominating and compensation committee may form one committee. The report also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nomination committee should be independent directors.

Thomson has established an Audit Committee and a combined nomination and a compensation committee called the People and Organization Committee and considers that all of the members of the Audit Committee and four of the five members of the People and Organization Committee at the end of 2003 are independent. For the membership of each committee, see “—Composition of the Board of Directors and its Committees” above. Moreover, Thomson has adopted Internal Board Regulations, which define the responsibilities and operation of both committees.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements will also apply to non-U.S. listed companies, such as Thomson. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as Thomson, have an audit committee.

The Bouton Report recommends that French public companies establish an audit committee that is responsible for, among other things, regularly interviewing statutory auditors without executive management present, calling upon outside experts if necessary, examining the company’s risk exposures and material off-balance sheet commitments and the scope of consolidation, reviewing the financial statements, managing the process of selecting the statutory auditors and expressing an opinion on the amount of their fees and monitoring compliance with the rules designated to ensure auditor independence.

Although the audit committee recommendations of the Bouton Report are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the report share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.

For the activities performed by the Audit Committee of Thomson in 2003, see “—Work of the Board of Directors—Work of the Board Committees—Audit Committee”.

One structural difference between the legal status of the audit committee of a U.S. company and that of a French company listed on the NYSE concerns the degree of the committee’s involvement in managing the relationship between the company and its auditors. French law requires French public companies that publish consolidated financial statements, such as Thomson, to have two co-auditors. While the NYSE listing standards require the audit committee of a U.S. listed company to have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, French law provides that the election and dismissal of the co-auditors is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders’ meeting may rely on proposals submitted to it by the board of directors. The shareholders’ meeting elects the auditors for an audit period of six fiscal years. The auditors may only be dismissed by a court and only on grounds of professional negligence or the incapacity to perform their mission.

Disclosure

The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

French law requires neither the adoption of such guidelines nor the publication of such certifications. The Bouton Report recommends, however, that the board of directors of a French public company perform annual self-evaluations and that a formal evaluation by an outside consultant be undertaken every three years.

In the Chairman of the Board’s report required under French law since 2003, the works performed by the Board of the Directors and its committees are commented upon.

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Thomson, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a discussion of Thomson’s plans to adopt a code of ethics, which satisfies the definition of “code of ethics” in Item 16B of Form 20-F, see Item 16B: “Code of Ethics”.

Executive Committee

On October 8, 2002, the Board of Directors decided to implement the dissociation of the functions of the Chairman of Thomson’s Board of Directors and its Chief Executive Officer pursuant to Article L.225-51-1 of French Commercial Code. On the same day, Charles Dehelly was appointed Chief Executive Officer of Thomson.

Starting in February 2004, the Management Board consists of the Chief Executive Officer and nine operational managers or heads of central functions. The Management Board meets twice per month.

The Executive Committee meets every two weeks to manage the Company’s affairs. In addition to the members of the Management Board, the Executive Committee comprises all the heads of key operational units and central functions. It consists of 18 members.

The tables below indicate the names of the members of the Executive Committee, their current responsibilities within the Group and the dates of their initial appointment.

Name	Responsibility	Initially appointed
Management Board

Charles Dehelly	Chief Executive Officer	2002

Al Arras	Senior Executive Vice President, Audio/Video in charge of the integration of Thomson’s TV business with the new entity TTE	1997

Lanny Raimondo	Senior Executive Vice President, Digital Content Solutions, Broadcast & Media Solutions and Network Services, in charge of the “TARGET” program	2001

Julian Waldron	Senior Executive Vice President, Chief Financial Officer	2001

Jean-Charles Hourcade	Executive Vice President, Technology Group (which includes Research & Innovation, Patents & Licensing, Integrated Circuits and Thomson Optical Systems)	2000

Ghislain Lescuyer	Executive Vice President, Broadband Access Products	2003

Michael D. O’Hara	Executive Vice President, Consumer Solutions Businesses (which includes Audio/Video, Consumer Solutions (accessories) and Marketing and Sales Services)	1999

Didier Trutt	Executive Vice President, Displays & Components	2003

Marie-Ange Debon	Senior Vice President, Corporate Secretary and General Counsel	2003

Guy Léonard	Senior Vice President, Business Performance (which includes Cash/Spring, Sourcing and Thomson Information Services), in charge of “Quality TQS” program	2003

Members of the Executive Committee*

Tom Carson	Executive Vice President, Marketing & Sales Services	2002

Eric Meurice	Executive Vice President, Worldwide TV	2001

Jean-Philippe Collin	Senior Vice President, Integrated Circuits, Thomson Optical Systems	2002

Peter Ho I Chin	Senior Vice President, Sourcing	2004

Brad Kendall	Senior Vice President, Human Resources	2004

Quentin Lilly	Senior Vice President, Technicolor Home Entertainment Services	2004

Jean-Georges Micol	Senior Vice President, Corporate Communications	2004

Béatrix de Russé	Senior Vice President, IP and Licensing	2004

*	In addition to the members of the Management Board

Biographies

Management Board Members

Charles Dehelly was appointed Chief Executive Officer of Thomson in October 2002. Charles Dehelly started his professional career in 1974 in manufacturing operations at Esswein where he was appointed CEO in 1977. From 1977 to 1987, he was President of Home Appliances Divisions of the Thomson Group. From 1987 to 1992, he was President of the Television Division of Thomson in Europe and Asia. From March 1992 to February 1998, he was Senior Executive Vice-President of Bull group, President of Bull Electronics, President of Bull S.A., President of the PC Division and President of Bull Europe. Charles Dehelly returned to Thomson in February 1998 as Senior Executive Vice-President in charge of the Strategic Business Units (SBUs) coordination as well as Sourcing, IT systems and Business Performance Improvement programs. He was appointed Chief Operating Officer in September 2001 and CEO in October 2002. Mr. Dehelly is a graduate of the École Nationale Supérieure des Arts et Métiers.

Al Arras was appointed Senior Executive Vice President, Audio/Video in March 2001. Since February 2004, Mr. Arras is also in charge of managing the integration of Thomson’s TV business with the new TTE entity. Additionally, he was responsible for the corporate “Quality TQS” program from 2003 to February 2004 and Storage Devices and Modules from July 2003 to February 2004. He was named Chairman of the ATLINKS JV in January 2000. Mr. Arras was responsible for the company’s Worldwide Internet Device and E-business, or WIDE, from June 1999 to July 2002. In July 1997, he was named Executive Vice President for Audio and Communications. From October 1995 to July 1997, Mr. Arras served as Vice President for Manufacturing Operations in Asia. From January 1993 to October 1995, he was Vice President for Audio and Communications. Between 1980 and 1993, he held various management positions in the Audio Division. Mr. Arras is a graduate of Cornell University.

Lanny Raimondo was appointed Senior Executive Vice President, Digital Content Solutions, Broadcast & Media Solutions and Network Services in February 2004. Since February 2003, he is also responsible for the corporate “TARGET” program for growth. From July 2001 to February 2004, he was Senior Executive Vice President for Digital Media Solutions. He joined Thomson in March 2001 as Executive Vice President when Thomson acquired Technicolor. Mr. Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of the Technicolor Group in 1998, after having served as President of that company’s Home Entertainment business. Prior to working at Technicolor, Mr. Raimondo spent sixteen years with Pirelli Cable Corp. where he managed large subsidiary companies in Great Britain, Canada and the United States, holding the position of President and Chief Executive Officer of the North American group from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

Julian Waldron was appointed Senior Executive Vice President in October 2002, having joined the Group in June 2001 as Chief Financial Officer. Prior to joining Thomson, he spent more than 14 years at UBS Warburg based in France and the U.K. in positions of increasing responsibility, most recently as Managing Director and co-Head of the European Equity Markets Group, coordinating this business for all of Europe. He is a graduate of Cambridge University.

Jean-Charles Hourcade was appointed Executive Vice President, Technology Group (which includes Research & Innovation, Patents & Licensing, Integrated Circuits and Thomson Optical Systems) in February 2004 and Chief Technology Officer in 2001. Mr. Hourcade was previously named Senior Vice President, Research and Innovation in February 2000. Prior to his current position, Mr. Hourcade served from 1995 to end 1999 as Vice President Strategic Planning, Thalés, where he was in charge of Corporate Strategy, Strategic Alliances and Mergers and Acquisitions activities. He joined the Group in February 1986, coming from the Institut National de l’Audiovisuel where he worked as a research and development engineer in computer graphics and special effects. During the years prior to becoming Vice President of Strategic Planning, Thalés, he served as Chairman and CEO of Thomson Digital Image (TDI), a company specialized in 3D Computer Graphics software and systems. Mr. Hourcade is a graduate of the École Polytechnique and the École Nationale Supérieure des Télécommunications in Paris. Mr. Hourcade is President of the RIAM, the French Network for Audiovisual and Multimedia Research.

Ghislain Lescuyer was appointed Executive Vice President, Broadband Access Products in July 2003. Prior to joining Thomson, Ghislain Lescuyer served as CEO at Europatweb, President of Divisions at Bull, Consultant at McKinsey and Sales Manager at Hewlett Packard. Ghislain Lescuyer is a graduate from l’Ecole Nationale Supérieure des Télécommunications and holds a MBA from INSEAD.

Michael D. O’Hara was appointed Executive Vice President, Consumer Solutions Businesses which includes Audio/Video, Consumer Accessories Solutions and Marketing and Sales Services in February 2004. From July 2001 to February 2004, he was Executive Vice President, Consumer Product Worldwide Marketing and Sales. From July 1999 to July 2001, he was Executive Vice President Americas. From November 1997 to July 1999, he was Vice President, Worldwide Digital Multimedia Products. From December 1996 to November 1997, he was Vice President, Core Business Product Management and from September 1996 to December 1996, he was Vice President, DBS and DVD Product Management. From 1987 to 1996, Mr. O’Hara held various marketing and sales positions within Thomson. Mr. O’Hara holds a Bachelor degree in Management and Marketing from Montclair (NJ) State University and received his Master’s degree in Finance from Fairleigh Dickinson University in Rutherford, New Jersey.

Didier Trutt was appointed Executive Vice President, Displays & Components in July 2003. He was previously Tubes Operations Vice President in charge of the industrial and sales activities for Europe, Asia and Northern America. From 1996 to 1999, as Vice President of Manufacturing Operations in Europe, he was in charge of all manufacturing activities for the Television and Video European branch. In 1994, as General Manager DVBS, he launched the Digital Operations business in Europe. From 1987 to 1994, based in Asia, he was responsible of the Devices Division then Plant Manager of Thomson Television Thailand, and next General Manager of Television and Video activities for all industrial sites in Southeast Asia. From 1984 to 1987, he was in charge of implementing Production Processes and coordinating the definition of Equipments in Thomson Television Components France. Since 1992, he has acted as Foreign Trade Adviser of France.

Marie-Ange Debon was appointed Senior Vice President, Corporate Secretary and General Counsel in July 2003. Prior to this appointment, she was Thomson’s Deputy Chief Financial Officer. From 1994 to 1998, she held the positions of Financial Director and then Senior Executive Vice President in charge of Resources (Finance, Legal, IT, Production, Equipment) at France 3 (French Television Broadcaster). From 1990 to 1994, she was Magistrate at the French “Cour des Comptes”. Marie-Ange Debon is a graduate of HEC, ENA and has a Master Degree in Law.

Guy Léonard was appointed Senior Vice President, Business Performance (which now includes Cash/Spring, Sourcing and Thomson Information Services) in February 2004. He is also responsible for the corporate “Quality TQS” program since February 2004. From July 2003 to February 2004, he was Senior Vice President of Business Performance. Prior to this position, he has been successively Vice President TV/Video manufacturing Europe from 1993 to 1996, Vice President Worldwide Sourcing from 1996 to 1999 and Chief Information Officer from 1999 to 2003. Before he joined Thomson in 1993, he held several positions. From 1979 to 1984, he worked for Texas Instruments in controlling and planning jobs (France and Portugal). From 1984 to 1990, he held strategic planning and plant management positions (France and Morocco) at STMicroelectronics. Then, he was in charge of strategic planning for Nokia Consumer electronics in Switzerland from 1990 to 1993. Guy Léonard is a graduate from the “Ecole Supérieure de Commerce de Paris” and has a MBA in Finance.

Members of the Executive Committee

Tom Carson was appointed Executive Vice President, Marketing & Sales Services in February 2004. From October 2002 to February 2004, he was Executive Vice President of Patents & Licensing. Prior to this, during 2001 and 2002, Mr. Carson held the position of Vice President Sales & Marketing Coordination and Americas Representative for Thomson’s Displays and Components SBU. From 1998 to 2001 he managed Thomson’s North American display operations as Vice President Americas Picture Tube Operations. From 1992 to 1998 Mr. Carson was General Manager Sales, Marketing and New Business Development for Thomson’s North America Picture Tube Division. Prior to this, Mr. Carson held various positions of increasing responsibility in sales, marketing and international business with Thomson. Mr. Carson is a graduate of Villanova University with a Bachelors of Science degree in Business Administration and also holds a MBA from the same university.

Eric Meurice was appointed Executive Vice President, Worldwide TV in February 2004. From February 2001 to February 2004, he was Executive Vice President of Television and Accessories Worldwide. From 1995 to February 2001, he was Vice President and General Manager for the Southern Europe, Eastern Europe and Middle-East/Africa Divisions of Dell Computer Corp. Between 1989 and 1995, Mr. Meurice was Sales and Marketing director for ITT Semiconductors. Before 1989, he held various management positions at Intel Corporation Microcontroller division in Phoenix, Arizona, USA, as Corporate Controller of Renault and with the French Atomic Energy Commission (CEA). Mr. Meurice earned a MBA from the Standford Graduate School of Business, a Master’s degree from the Université de Paris-Sorbonne and is a graduate of the École Centrale de Paris.

Jean-Philippe Collin was appointed Senior Vice President, Integrated Circuits, Thomson Optical Systems in February 2004. From October 2002 to February 2004, he was Senior Vice President of Sourcing and responsible for the corporate cost control “SPRING” program. From 1995 until joining Thomson in 1999, Mr. Collin served as Purchasing Group Director for Valeo and Purchasing Branch Director for Valeo Electronics. Prior to this, he worked for IBM in the United States as Purchasing Council Chairman and Purchasing Manager for Electronics Components. He has held several positions in IBM before as Engineer, Lab and Quality Manager. Mr. Collin is a graduate of the Ecole Superieure d’Electricité and also holds an engineering PHD.

Peter Ho I Chin was appointed Senior Vice President, Sourcing in February 2004, having joined Thomson in 1984 in Taiwan what was previously RCA Consumer Electronics. From 2003 to 2004, Mr. Ho was Vice President, Worldwide Sourcing. From 2001 to 2003, Mr. Ho was based in Hong Kong as General Manager, Asia Sourcing. From 1999 to 2001, he was responsible for all Sourcing activities in SE Asia region. From 1994 to 1999, Mr. Ho was based in Singapore and was responsible for regional and global commodities sourcing for components using in Asia operations and worldwide operations. From 1992 to 1994 he was based in Bangkok, Thailand as Procurement Manager of the Thomson TV plant. From 1984 to 1991 he held several positions in Sourcing / Purchasing in Taiwan and Singapore. Mr. Ho graduated from Tung-Hai University, Taiwan in 1982 with a Bachelors of Accounting degree.

Brad Kendall was appointed Senior Vice President, Human Resources in February 2004, having joined Thomson in 1983 in what was previously RCA Consumer Electronics. From 2002 to 2004, Mr. Kendall was Vice President, Human Resources for the newly created Digital Media Solutions businesses. From 1997 to 2002, Mr. Kendall was based in Paris, France as Vice President, Worldwide Human Resources Programs & Incentives for the global Thomson group, as well as supporting the Broadband Access Products & Services business unit. From 1995 to 1997, he was responsible for all Americas region based Management Development activities, as well as supporting all Corporate Functions. From 1991 to 1995, Mr. Kendall was based in Juarez, Mexico and was responsible for Human Resources for all manufacturing operations in Mexico. From 1983 to 1991, he held several positions in Human Resources at Indianapolis. Mr. Kendall is a graduate from Ball State University in 1982 with a Bachelors of Science degree in Personnel Management and received his MBA from the University of Indianapolis in 1988.

Quentin Lilly was appointed Senior Vice President, Technicolor Home Entertainment Services in February 2004. He joined Thomson in March 2001 when Thomson acquired Technicolor. Mr. Lilly has worked at Technicolor since 1994, and presently serves as President of Technicolor’s Home Entertainment Services business unit. Prior to being appointed to this role in October 1999, Mr. Lilly held a number of positions of increasing responsibility including serving as Vice President and then Senior Vice President of Corporate Development from 1994 to 1997, and Chief Operating Officer from 1997 to 1999. Prior to joining Technicolor, Mr. Lilly spent approximately seven years and three years, respectively, as a member of the Investment Banking Groups at Smith Barney and Crowell, Weedon & Co. Mr. Lilly holds a B.S. from California Polytechnic University.

Jean-Georges Micol was appointed Senior Vice President, Corporate Communications in January 2004. He began his career as a Financial Analyst at the CCF before joining the Danone Group in 1989, where he held the position of External Communications Director. Since 1997 he has held various positions in ALSTOM: as Chief Communications Officer for ALSTOM Power, then Marketing Director for Hydro Activities before being appointed Director of Communications for the ALSTOM Group. Jean-Georges Micol is a graduate of ENSIA and also holds a degree from ESSEC.

Béatrix de Russé was appointed Senior Vice President, IP and Licensing in February 2004. She was, since 1999, VP Worldwide Licensing. From 1993 to 1999, she was successively VP Licensing, then VP Patents and Licensing for Thomson. From 1984 to 1992, Mrs. de Russ was in charge of International contracts and IP at Thomson Components and ST Microelectronics, where she specialized in IP matters. From 1976 to 1983, she worked as an international attorney at the International division of Thalès (former Thomson CSF). Mrs. de Russé holds a master’s degree in law and DESS in International Trade law as well as a master’s degree in English.

B—Compensation of Directors and Principal Executive Officers

The following table sets forth the compensation (including any benefits in-kind, contingent or deferred compensation but excluding stock options) paid in 2003 by Thomson and its subsidiaries to its Directors (excluding Directors elected by the employees, not disclosed according to the French regulation), Chairman of the Board and Chief Executive Officer for services in all capacities to the Group:

	Position	Director Fees	Gross Compensation	Employer Charges
			(In euros)
Frank E. Dangeard	Chairman of the Board	30,000	426,989	152,098
Charles Dehelly (1)	Chief Executive Officer	—	965,659	239,464
Thierry Breton	Director	30,000	—	—
Christian Blanc	Director	30,000	—	—
Eric Bourdais de Charbonnière (2)	Director	—	—	—
Pierre Cabanes	Director	30,000	—	—
Eddy W. Hartenstein	Director	30,000	—	—
Igor Landau	Director	8,274	—	—
Pierre Lescure	Director	12,274	—	—
Paul Murray (3)	Director	—	—	—
Marcel Roulet	Director	30,000	—	—
Henry P. Vigil (4)	Director	—	—	—

(1)	In 2003, Mr. Dehelly also received €51,663 in connection with the last quarter of 2002. The variable compensation component of Mr. Dehelly amounted to €240,382 (€182,703 in gross compensation and €57,679 in employer charges).
(2)	Eric Bourdais de Charbonnère was elected a Director of Thomson in December 2003.
(3)	Paul Murray was elected a Director of Thomson in June 2003.
(4)	Henry P. Vigil was elected a Director of Thomson in October 2003.

The general shareholders’ meeting of Thomson held on May 7, 2004 set the annual amount of total director’s fees at €450,000. As decided by the Board of Directors, directors’ fees are distributed among the directors, depending on the directors’ participation in the meetings of the Board of Directors and the Board Committees, of which they are members.

In 2003, the compensation paid by Thomson and its subsidiaries to members of the Management Board and the Executive Committee, which included 18 persons, was €9.5 million. In 2002, the compensation paid to these same individuals amounted to €8.9 million.

In 2003, the total amount which was set aside or accrued to provide pension, retirement or similar benefits for the members of the Management Board and the Executive Committee was €1.6 million compared with €1.5 million in 2002.

As Chief Executive Officer, Mr. Charles Dehelly is entitled to receive compensation equal to twenty-one months of his then current compensation if we terminate his employment other than for cause.

In 2001, the total number of stock options granted to the Directors and members of the Management Board and of the Executive Committee, which included 18 persons, was 815,000 options. These options were granted pursuant to our October 12, 2001 stock option plan, which is described in detail below in “—Employees”.

In 2001, Mr. Thierry Breton received 200,000 options, and Mr. Frank Dangeard and Mr. Charles Dehelly received 150,000 options each. As of this date, none of them has exercised any options.

In 2002 or 2003, no director or officer of the Company was granted or exercised stock options.

C—Employees

Thomson’s workforce

At December 31, 2003, we employed 59,063 people, principally in Europe, Asia and America. The workforce of the Group reflects the diversity of its businesses and the necessary qualifications of its employees. The table below shows the breakdown of the total number of employees in consolidated subsidiaries at the end of each of the years indicated and provides a break-down by region:

	2001	2002	2003
Europe (1)	16,594	17,464	17,277
North America	12,119	14,405	13,073
Asia-Oceania (2)	20,024	20,268	17,015
Other countries (3)	13,097	12,967	11,034
Number of employees in consolidated subsidiaries	61,834	65,104	58,399

Number of employees in companies accounted for using the equity method	1,028	383	664
Total employees	62,862	65,487	59,063

(1)	The Group had 5,697 employees based in Poland in 2003, compared to 5,256 in 2002 and 5,517 in 2001.
(2)	The Group had 13,454 employees based in China in 2003, compared to 17,195 in 2002 and 17,232 in 2001.
(3)	The Group had 10,048 employees based in Mexico in 2003, compared to 11,974 in 2002 and 12,343 in 2001.

In connection with the Combination Agreement to form TTE, Thomson will transfer approximately 6,600 Thomson employees to the new entity.

This table includes all of our executives, non-executives and workers, including hourly employee. Temporary employees and trainees are excluded. We had 11,906 temporary employees as of December 31, 2003.

The variation between 2002 and 2003 is the result of both our restructuring actions and our growth initiatives through acquisitions and expansions.

The variance in Europe is the result of a combination between integrations (Screenvision), expansions (the Rome Film Laboratory in Rome, Italy and the DVD replication facility in Poland) and the restructuring actions which took place in various European countries (Anagni in Italy, Llantrisant in the United Kingdom, the closure of the plant in Cork, Ireland, and in Tonnerre and Moirans, France).

In the United States, the variance is also the result of a combination between integrations (Screenvision, Recoton, Pacifica Media Affiliates in Los Angeles), expansions (the DVD distribution operations in Memphis, opening of a new digital post-production and film laboratory facility in New York), reengineering programs (Marion, Circleville, Indianapolis, Lancaster), restructuring actions (Crownwood, Charlottesville, Torrance) and the sale of Singingfish.

In the rest of the Americas, despite the expansion of Guadalajara, Mexicali TDM and Manaus, the headcount decrease is mainly related to the restructuring actions and/or production line closures in our Juarez basin and to restructuring actions in Toluca.

Despite the sustained growth in Foshan, China, and the acquisition of Cinecolor film and its post-production facilities in Bangkok, Thailand, the headcount number in Asia decreased due to restructuring actions, which took place in Nantou, China.

Employee profit-sharing

Currently, there is no employee profit-sharing plan (accord de participation) or incentive plan (accords d’interessement) based on the Company’s results at the Group level in France. However, nine French subsidiaries of the Company offer employees incentive plans based on such subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three fiscal years amount to the following:

Amounts distributed in 2001 for year 2000:   €1.0 million;

Amounts distributed in 2002 for year 2001:   €1.8 million; and

Amounts distributed in 2003 for year 2002:   €1.0 million.

Also, several of our plants in France and in the United States offer their employees profit-sharing based on company results and/or achievement of individual objectives. Our Management Board, our Executive Committee, our Operational Committee and our “Entrepreneurs” (a group of more than 450 members working within the different divisions) are incentivized with plan based on Group and business unit results and the achievement of individual performance objectives.

Employee shareholding and stock options plans

With Thomson’s IPO and the sales of our shares by the French State, our employees have been associated with the different changes in the share capital of their company.

As of March 1, 2004, we estimate that 24,000 Thomson’s employees or former employees hold 4.15% of our share capital.

The Group’s employees have subscribed for shares offered by the French State in February 1999, October 1999, September 2000, March 2002 and December 2003, in accordance with the French Privatization law of August 6, 1986.

Moreover, since the end of 2000, Thomson has implemented an incentive policy related to the Company’s earnings and share price for members of our management through stock options programs:

•	At the shareholder’s meeting held on November 10, 2000, our shareholders authorized the Board of Directors to allot share subscription or share purchase options to our salaried employees or to some of them and agents.

•	Pursuant to this authorization, our Board of Directors decided, at its meetings held on December 18, 2000, March 16, 2001 and July 23, 2001 to grant a total of 4,018,500 share purchase options to 463 beneficiaries. Shares offered under this plan (“Stock Option Plan Number 1”) will be shares that we repurchase from the market. The exercise price has been set at €55.90.

Plan number	1
Shareholder’s meeting resolution date	November 10, 2000
Date of the Board of Directors meeting authorizing the implementation	December 18, 2000, March 16, 2001 and July 23, 2001
Total number of options allocated	4,018,500
Of which options dedicated to principal members of the Executive Committee and Directors	1,350,000
Number of beneficiaries at the time of the allocation	463
Total number of options outstanding (at December 31, 2003)	3,048,100
Number of beneficiaries (at December 31,2003)	350
Exercise period	December 18, 2003 - July 23, 2011
Exercise price	€55.90

Our Board of Directors decided at its meeting held on October 12, 2001 to confer a total of 3,540,300 share subscription options to 556 beneficiaries under the November 10, 2000 authorization. Shares under this plan (“Stock Option Plan Number 2”) will be newly issued by us and not purchased in the open market. The exercise price has been set at €31.50.

Plan number	2
Shareholder’s meeting resolution date	November 10, 2000
Date of the Board of Directors meeting authorizing the implementation	October 12, 2001
Total number of options allocated	3,540,300
Of which options dedicated to principal members of the Executive Committee and Directors	815,000
Number of beneficiaries at the time of the allocation	556
Total number of options outstanding (at December 31, 2003)	2,935,300
Number of beneficiaries (at December 31, 2003)	446
Exercise period	October 12, 2004 - October 12, 2011
Exercise price	€31.50

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A—Distribution of Share Capital

Current Shareholding

The table below shows the evolution of our shareholding structure up to March 1, 2004, to the best of our knowledge.

	At December 31, 2001		At February 28, 2003		At March 1, 2004
Shareholders	Number of shares held	% of shares held	Number of shares held	% of shares held	Number of shares held	% of shares held	% of voting right
Public	105,473,648	39.78%	179,266,609	63.89%	238,701,112	85.07%	87.04%
Employees	10,284,062	3.88%	11,506,063	4.10%	11,650,821	4.15%	4.25%
Carlton Communication Plc (1)	—	—	15,500,000	5.52%	15,500,000	5.52%	5.65%
TSA (ex-Thomson S.A.) (2)	100,678,093	37.98%	58,400,922	20.81%	5,692,884	2.03%	2.08%
Microsoft	12,916,064	4.87%	9,566,744	3.41%	2,695,621	0.96%	0.98%
Alcatel Participations	9,654,217	3.64%	—	—	—	—	—
DIRECTV	8,818,388	3.33%	—	—	—	—	—
NEC	13,915,966	5.25%	3,000,100	1.07%	—	—	—
Thomson (3)	3,373,070	1.27%	3,373,070	1.20%	6,373,070	2.27%	—

Total	265,113,508	100%	280,613,508	100%	280,613,508	100%	100%

(1)	In November 2001, Carlton Communications Plc issued bonds to a number of institutional investors exchangeable for 15.5 million of our shares.
(2)	As of March 1, 2004, the holding of TSA (formerly Thomson S.A.) in Thomson includes up to 493,051 shares reserved for bonus shares to be allocated to employees under the terms of the employee offering of March 2002.
(3)	As of March 1, 2004, Thomson holds 6,373,070 treasury shares, representing 2.27% of its share capital, following its repurchase of 3,000,000 shares in TSA’s placement on November 4, 2003. This share repurchase was made pursuant to the authorization granted by our general shareholder’s meeting of May 6, 2003. On February 28, 2003, Thomson held 3,373,070 of its own shares (1.2% of its share capital).

To the best of our knowledge, on March 1, 2004, no shareholder holds more than 5% of our share capital, except as indicated in the table above.

On November 4, 2003, TSA sold 51,982,941 Thomson shares (representing 18.52% of Thomson’s share capital) through an institutional placement, decreasing TSA’s participation in Thomson’s shareholding to less than 5%.

As it does on an annual basis, Thomson conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifié), to determine its shareholding as of December 31, 2003. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Thomson can thus identify its main shareholders (589 major funds have been identified).

Following this TPI at year-end 2003, the Group estimates that approximately 30 institutions each hold more than 0.5% of our share capital.

To the best of our knowledge, the members of the Board of Directors and the Executive Committee hold less than 1% of the share capital or voting rights of the Company.

TTE Joint Venture

In connection with the transactions contemplated in the Combination Agreement to form TTE, Thomson is expected to grant to TCL International an option to acquire up to 2.5 million Thomson shares at a price of €18.12 per share.

Disposal of the French State’s interest in Thomson

On November 4, 2003, the French State sold the bulk of its remaining stake in the Group. This transaction represented the last step to the reorganization of Thomson’s share capital, which was carried out simultaneously with the Group’s strategy to reposition itself to become a world leader in technologies and services solutions for integrated media and entertainment companies.

Share Repurchase Program

A prospectus (Note d’information) in connection with the share repurchase programs authorized by our general shareholders’ meeting on May 6, 2003 and implemented by the Board of Directors on June 12, 2003, was approved by the Commission des Opérations de Bourse (now the AMF) under visa No. 03-623 on June 27, 2003. Thomson repurchased 3 million of its shares in TSA’s placement on November 4, 2003 pursuant to this program.

The prospectus in connection with a new share repurchase program, approved by our general shareholders’ meeting on May 7, 2004, has also been approved by the AMF under visa No. 04-263 on April 8 2004.

Shareholders’ Agreements

To the best of our knowledge, there are no shareholders’ agreements among any of our major shareholders.

Modifications in the Distribution of Share Capital over the Past Three Years

Changes to our share capital in 2001

In 2001, several strategic partners reduced their interest in Thomson as a percentage of outstanding share capital pursuant to stock market transactions and private placements:

•	On March 15, 2001, NEC sold 3 million ordinary shares to institutional investors. Following this transaction, NEC held 5.25% of Thomson’s share capital.

•	On March 16, 2001, Thomson issued exchangeable bonds convertible into new or existing Thomson shares to Carlton (“OCEANE”), which were converted into 15.5 million shares on March 16, 2002, subject to certain adjustments.

•	On July 31, 2001, DIRECTV sold 4.1 million ordinary shares. Following this transaction, DIRECTV held 3.33% of Thomson’s share capital.

•	On December 6, 2001, Alcatel sold 3.7 million ordinary shares through a placement to a large number of institutional investors. Following this transaction, Alcatel held 3.64% of Thomson’s share capital.

•	In 2001, Microsoft sold 4 million of Thomson shares on the stock market.

Changes to our share capital in 2002

In 2002, several strategic partners reduced their interest in Thomson as a percentage of outstanding share capital pursuant to stock market transactions and private placements:

•	On March 7, 2002, TSA sold 36,160,000 Thomson shares through a placement to institutional investors. Following this transaction and the subsequent employee offering (see above), and taking into account the bonus shares allocated to employees in January 2003, TSA held 20.81% of Thomson’s share capital at February 28, 2003.

•	On March 16, 2002, Thomson issued 15.5 million shares to Carlton, representing 5.52% of Thomson’s share capital at that date in connection with its issuance of bonds redeemable in shares in March 2001. In November 2001, Carlton issued bonds exchangeable in 15.5 million shares to institutional investors.

•	On March 28, 2002, in conjunction with the March 7, 2002 placement, and in accordance with the French privatization laws of August 6, 1986, TSA conducted an employee share offering, to which 2,538,076 shares were subscribed.

•	On June 5, 2002, NEC sold 10.9 million ordinary shares to institutional investors. Following this transaction, NEC held 1.07% of Thomson’s share capital at February 28, 2003.

•	On July 25, 2002, Alcatel sold its remaining stake in Thomson, representing 8.2 million shares, having previously sold 1.4 million shares during the 2002 fiscal year.

•	On August 21, 2002, DIRECTV sold its remaining stake in Thomson to institutional investors, representing 8,818,388 shares.

•	Between January 1, 2002 and February 28, 2003, Microsoft sold 3.3 million of Thomson’s shares.

Changes to our share capital in 2003

In 2003, several strategic partners reduced their interest in Thomson as a percentage of outstanding share capital pursuant to stock market transactions and private placements:

•	In June 2003, NEC sold its remaining stake in Thomson, representing 3,000,100 shares. Following this transaction, NEC is no longer a shareholder in Thomson.

•	On November 4, 2003, TSA sold 51,982,941 of our shares through a placement to institutional investors. Thomson repurchased 3,000,000 of its shares in connection with TSA’s placement.

•	From December 12, 2003 to December 19, 2003, in conjunction with the November 4, 2003 placement, and in accordance with the French privatization laws, TSA conducted an employee offering, to which 581,933 shares were subscribed.

•	As of March 1, 2004, Thomson held 6,373,070 of its own shares, representing 2.27% of its share capital, following its repurchase of 3,000,000 shares in TSA’s placement on November 4, 2003. This share repurchase was made pursuant to the authorization granted by our general shareholders’ meeting of May 6, 2003. As of March 1, 2004, TSA held 2.03% of Thomson’s outstanding shares. Consequently, Thomson is no longer subject to the French privatization laws and is now a fully publicly-held company.

•	Between February 28, 2003 and December 31, 2003, Microsoft sold 6, 871,123 of our shares.

Outstanding Dilutive Securities

Our share capital may be further diluted upon the conversion into new shares of our outstanding convertible/exchangeable bonds and the exercise of stock options under our Stock Option Plan Number 2. Our 2000 OCEANE due 2006 are convertible into, or exchangeable for, 10,762,385 of our shares (following the buy-back and cancellation during 2002 of 413,000 OCEANE) have a nominal value of €72.67 each and a conversion ratio of one bond to one share. Our 2002 OCEANE due 2008 are convertible into, or exchangeable for, 14,814,815 of our shares and have a nominal value of €40.50 each. Our Stock Option Plan Number 2, which originally amounted to 3,417,900 options, has been reduced to 2,935,000 options as a result of the departure of certain beneficiaries from the Group.

In addition, pursuant to the agreements with Carlton in connection with the acquisition of Technicolor, and as approved by the shareholders on March 12, 2001 and May 7, 2004, we may pay up to half of the amount of the last annual installment of the promissory notes relating to the Technicolor acquisition in the form of our shares, within the limit of 4,000,000 shares authorized by our shareholders’ meeting. The first three of these installments were fully paid in cash.

Assuming (i) all of the outstanding 2000 OCEANE and 2002 OCEANE are converted into newly issued shares, (ii) all outstanding stock options issued under our Stock Option Plan Number 2 are exercised, and (iii) 4,000,000 shares are issued pursuant to the payment in the form of shares in connection with the last remaining installment due to Carlton, our share capital would increase to 313,126,008 shares, an 11.6% increase compared to the number of outstanding shares as of March 1, 2004.

You should read Item 6: “Directors, Senior Management and Employees”, Item 7: “Major Shareholders and Related Party Transactions” and Item 10: “Additional Information—Memorandum and Articles of Association” for additional information regarding major shareholders, shareholders’ voting rights and related matters.

B—Related Party Transactions

TSA and its subsidiaries (“TSA”)

Although TSA significantly reduced its share capital in Thomson in November 2003, TSA remains a related party of Thomson as of December 31, 2003 as Thierry Breton (member of the Board of Directors of Thomson) is still chairman of the Board of TSA. Therefore, transactions with TSA through December 31, 2003 are disclosed hereafter. TSA is wholly owned by the French State.

Thomson had no borrowings from TSA outstanding as of December 31, 2003 or 2002, while €3 million were outstanding as of December 31, 2001. These borrowings from TSA bore interest at market rates. In Thomson’s consolidated financial statements, the interest paid to TSA for the 12-month periods ended December 31, 2002 and 2001 were not significant and no interest was paid in 2003.

Thomson and TSA entered into an agreement in July 1997 defining the relations between Thomson, TSA and Thalès S.A. (formerly Thomson-CSF) with respect to the use of certain intellectual property rights. The management of the use of this intellectual property was clarified and simplified by several amendments to this agreement entered into between 2000 and 2002. In December 2000, Thalès S.A. and TSA granted Thomson Licensing S.A. (a wholly-owned subsidiary of Thomson) the exclusive right, until July 31, 2006, to grant licenses of optical disc technologies owned by Thalès S.A. and TSA to third parties and have also authorized Thomson Licensing S.A. to negotiate and sign such licensing agreement.

In addition, in June 2002, with retroactive effect to January 1, 2001, TSA transferred the legal ownership of the patents covered by the contract signed in July 1997 to Thomson Licensing S.A., which was already entitled to the revenues generated by those patents.

Alcatel and its subsidiaries (“Alcatel”)

Until July 2002, Alcatel was a shareholder of Thomson, holding up to 3.4% of Thomson’s share capital, and had one representative on the Board of Directors of Thomson. As a result, until July 2002, Alcatel was a related party of Thomson, and transactions with Alcatel up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with Alcatel:

Thomson purchased from Alcatel different services and products, primarily communication products, and trademark royalties totaling €26 million for the six-month period ended June 30, 2002 and €39 million for the year ended December 31, 2001.

Also, the Group sold products (mainly modems) to Alcatel for €97 million and €82 million for the six-month period ended June 30, 2002 and the year ended December 31, 2001, respectively.

Thomson’s trade account liabilities to Alcatel amounted to €5 million and €21 million at June 30, 2002 and December 31, 2001 respectively. At the same dates, the Group had receivables from Alcatel amounting to €25 million and €12 million.

Since the creation of the ATLINKS joint venture, Alcatel and Thomson have, consistent with the terms of the joint venture agreement entered into in 1999, shared equally in financing its operations. On a consolidated basis, the debt due to Alcatel by ATLINKS amounted to €14 million and €23 million at June 30, 2002 and December 31, 2001, respectively.

Furthermore, Alcatel had an option to sell its interest in the ATLINKS joint venture, exercisable from October 2002. Thomson and Alcatel reached an agreement in February 2003 on the conditions of the exercise of this option, which involved a cash payment by Thomson of €68 million in consideration for the 50% interest in ATLINKS held by Alcatel.

In February 2001, Thomson and Alcatel formed Nextream (75% and 25% held, respectively), combining their interactive video network businesses. Under the terms of the agreement, Alcatel may require Thomson to purchase all of its interests in the venture at any time between February 2002 and February 2007 or in the event there is a deadlock concerning any of the decisions requiring joint approval. In the last quarter of 2003, Alcatel indicated its intention to exercise this option. The parties finalized their discussions to determine the conditions of the exercise of this option at the beginning of 2004, and Thomson acquired the shares held by Alcatel in June 2004.

NEC Corporation and its subsidiaries (“NEC”)

Until June 2002, NEC was a shareholder of Thomson, holding up to 5% of its share capital, and had one representative on the Board of Directors of Thomson. Until June 2002, NEC was a related party of Thomson, and, therefore, the transactions with NEC up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with NEC:

The Group purchased from NEC components for DVD drives and Plasma displays in the amounts of €1 million and €74 million for the six-month period ended June 30, 2002 and the year ended December 31, 2001, respectively.

The Group sold products (mainly DVD drives) and services (notably patent licenses), to NEC in the amounts of €18 million and €93 million over the first six months of 2002 and over the full year 2001, respectively.

At June 30, 2002 and December 31, 2001, receivables from NEC to Thomson amounted to €1 million and €8 million, respectively. At June 30, 2002, amounts due to NEC were negligible, while amounts due to NEC at December 31, 2001 totaled €8 million.

In 2001, the Group acquired certain patents relating to plasma screen technology and the related know-how for USD 50 million (€57 million), including USD 5 million (€6 million) in withholding taxes paid to the French Treasury, with the objective of setting up a joint venture dedicated to plasma screen manufacturing. At the end of 2002, the parties terminated the original agreement and the related commercial arrangements. As a consequence, NEC paid the Group €47.2 million.

DIRECTV and its subsidiaries (“DIRECTV”)

DIRECTV was a shareholder of Thomson until August 21, 2002.

Eddy Hartenstein, Vice-Chairman of the Board of Directors of DIRECTV Inc., is a member of the Board of Directors of Thomson.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with DIRECTV:

The Group sold digital decoders and satellite receivers, as well as services to DIRECTV for amounts of €67 million, €40 million and €298 million during the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, 2002 and 2001, receivables from DIRECTV amounted to € 15 million, €83 million and €254 million, respectively.

Moreover, over the course of 2003, Thomson and DIRECTV agreed on the following agreements:

•	On April 14, 2003 Thomson signed a contract to supply DIRECTV with a significant number of encoders and control systems.

•	On June 13, 2003, Canal+ Technologies, a subsidiary of the Group (see also Note 2 to our consolidated financial statements) and DIRECTV signed a contract involving the supply by Canal+ Technologies to DIRECTV of its MediaHighway’ interactivity system. Thomson has guaranteed the performance of the contract.

Microsoft and its subsidiaries (“Microsoft”)

Microsoft was a related party in 2001, 2002 and 2003.

In the course of its business and based on market conditions, Thomson sells products and services to Microsoft, including, mainly, distribution services and promotional services, optical kits and royalties. These sales amounted to €119 million, €303 million and €194 million for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, 2002 and 2001, Thomson had accounts receivable from Microsoft amounting to €6 million, €0 million and €89 million, respectively.

Carlton Communications Plc (a subsidiary of ITV) (“Carlton”)

Since March 16, 2002, Carlton holds a 5.5% interest in the share capital of Thomson. As a consequence, Carlton is a related party of Thomson since this date.

In March 2001, Thomson partially financed the Technicolor acquisition (see also Note 2 to our consolidated financial statements) by issuing promissory notes (the “Notes”) to Carlton (see also note 22 to our consolidated financial statements) in the amount of €669 million (USD 600 million, based on the historical exchange rate). The Notes were repayable in four equal installments on the first, second, third and fourth anniversaries of the transaction.

In March 2004, 2003 and 2002, Thomson repaid Carlton the first, second and third installments of the Notes, in amounts of €91 million, €149 million and €178 million, respectively. These amounts include, respectively, €8 million, €10 million and €7 million of accrued interest. In addition, on September 16, 2003, Thomson repaid €84 million in nominal value and €7 million of accrued interest prior to maturity. Thus, at December 31, 2003 and 2002, the outstanding debt due to Carlton relating to the Technicolor acquisition amounts to €178 million and €459 million, respectively.

Thomson incurred interest charges related to this debt of €6 million and €10 million for the 2003 and 2002 periods, respectively.

On May 7, 2002, the Group created a new joint venture with Carlton, Screenvision Europe, in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe (see also Note 2 to our consolidated financial statements).

During 2003 and 2002, Carlton and Thomson shared equally in the financing of Screenvision Europe’s business. The debt due to Carlton by Screenvision Europe, consolidated by the proportional method in the Group’s financial statements, amounted to €18 million and €14 million at December 31, 2003 and 2002, respectively.

These loans bore interest at market rates, with Screenvision Europe incurring interest expense amounting to €0.5 million in each of the years ended December 31, 2003 and 2002.

France Telecom and its subsidiaries (“FT”)

On October 2, 2002, Thierry Breton was appointed Chairman and CEO of FT. Following these appointments, he resigned from his position as Chairman and CEO of Thomson but was appointed a member of the Board of Directors of Thomson and Chairman of Thomson’s Strategy Committee. In addition, Frank Dangeard was appointed non-executive Chairman of the Board of Directors of Thomson on October 2, 2002 and became Senior Executive Vice President at FT on December 5, 2002. Following these appointments he resigned from his former positions of Vice Chairman of the Board and Senior Executive Vice President of Thomson. As a consequence, FT has been considered as a related party and transactions between Thomson and FT since October 2, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT:

In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. For the year ended December 31, 2003 and the three-month period ended December 31, 2002, Thomson recorded, respectively, €22 million and €6 million in operating expenses related to the TINOS contract (as amended in November 2002).

In the normal course of business, Thomson is a supplier of ADSL modems and other telephone products to FT. For the year ended December 31, 2003 and the three-month period ended December 31, 2002, such sales amounted to € 23 million and € 10 million, respectively. At December 31, 2003 and 2002, the amounts due from FT to Thomson were € 5 million and € 13 million, respectively.

A Novo Comlink Espana (“A NOVO”)

As of December 31, 2002, Thomson is no longer a shareholder of A NOVO (see also Note 2 to our consolidated financial statements). Prior to the exit of A NOVO from the Group’s scope of consolidation in the second half of 2002, the Group accounted for its interest in A NOVO using the equity method.

In the normal course of its business and based on market conditions, the Group purchased equipment, spare parts and raw materials from A NOVO, with such purchases amounting to €62 million and € 81 million for the years ended December 31, 2002 and 2001, respectively. The Group owed €15 million and €18 million to A NOVO at December 31, 2002 and 2001, respectively.

Loans made by Thomson

We have an outstanding loan with Mr. Brian Kelly, the CFO of our Digital Media Solutions division, for the purchase of real estate in the amount of U.S.$276,000. This loan, which was granted in April 14, 2000, will begin bearing interest on April 15, 2005 at a rate equal to the interest rate of the underlying mortgage loan taken out by Mr. Kelly on the property. The interest rate on this mortgage was 4.625% on April 16, 2004. As of this date, the full amount of the loan was outstanding.

ITEM 8 – FINANCIAL INFORMATION

A—Consolidated Financial Statements and Other Financial Information

Please refer to the consolidated financial statements and the notes and exhibits thereto in Part III hereof and incorporated herein by reference.

B—Legal Proceedings

In the normal course of its business, the Group can be involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated. For information on the aggregate amount provisioned for litigation risks as described below, please see Note 19 to our consolidated financial statements.

U.S. Customs Investigation

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

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated. The pre-penalty notices alleged that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. The pre-penalty notices were later withdrawn against two of the individual employees. According to the original pre-penalty notices, the tubes at issue had an appraised domestic value of approximately USD 419 million (€ 332 million at December 31, 2003). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€ 337 million at December 31, 2003). In an agreement reached with the Customs Service in January 1999, all actions with respect to the pre-penalty notices was suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, October 2002, March 2003, March 2004 and are now effective through January 6, 2005.

The amended pre-penalty notices estimate the loss of custom revenues at approximately USD 12.5 million (€ 10 million at December 31, 2003). Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue. In addition, the Group has agreed to indemnify the five employees for any monetary penalties. On May 30, 2003 the parties, including the Company, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties (the “Petition”) to the Customs Service. On July 31, 2003 the Company’s counsel made a presentation to Customs officials in Baltimore advocating the arguments made in the May 30, 2003 Petition. As of this date, the Company has not been advised by Customs as to whether it will issue notices of penalty. Based on information currently available, the Group is not in a position to estimate the liability. At the end of 2003, the Group had not accrued for a reserve. The Group continues to defend itself vigorously against any allegations of wrongdoing, while cooperating with Customs in an effort to resolve the matter.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to € 5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately € 2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office. Taking into account the tax-loss carry-forwards and the tax exemption system at that date, no tax or penalty was due concerning that year. Videocolor S.p.A. decided to appeal against the decisions before the Appeal Court of Latina, which confirmed in January 2003 the initial judgment but without applying penalties.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to € 9.7 million taxable income, resulting in (i) additional taxes amounting to € 5.2 million and (ii) tax penalties amounting to € 5.2 million (before interest). In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. Based on the valuation method of the Group, this Frosinone Commission has considered that the tax assessment should amount to € 3.4 million and that the Group should pay an additional € 2.7 million for 1994 and € 2.5 million for penalties. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Latina Frosinone which confirmed in March 2003 the initial judgement but without applying penalties.

On May 16, 2003 Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian Parliament in 2003. Videocolor applied for the years 1993 and 1994 and not for the following years and paid a total amount of € 1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. The tax office appealed, on October 30, 2003 before the court of Latina this decision and Videocolor S.p.A. is now challenging this appeal.

On September 2002, the Direct Taxes Local Office gave notice of an assessment with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor S.p.A. challenged the assessment before the competent tax jurisdiction of Frosinone on December 9, 2002.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 127,000 and (ii) penalties amounting to €127,000.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DirecTV Enterprises, Inc. et al., Thomson Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DirecTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”) in Washington D.C. Oral argument of the appeal was heard on July 10, 2003. On February 12, 2004, the Federal Circuit issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents at issue. As a result, the Federal Circuit vacated the summary judgment ruling issued by the District Court in favor of the defendants. In April of 2004, the Federal Circuit denied the defendants’ Petition for Panel Rehearing and Rehearing En Banc and the case has been remanded to the District Court in North Carolina for further proceedings.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In May 2003, the U.S. District Court for the District of Delaware entered an Order staying the patent case indefinitely pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the case back to the U.S. District Court for the District of Delaware.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson, Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson, Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was partially contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson, Inc. came to understand that all of the other defendants in the lawsuit settled prior to trial and no “litigation royalty” was ever established. On January 17, 2003, Thomson Inc. filed a Complaint for Declaratory Judgment against Parental Guide in the U.S. District Court for the

Southern District of Indiana seeking a ruling that Thomson Inc. owes no additional payments to Parental Guide. On February 7, 2003, Parental Guide served Thomson Inc. with a complaint filed in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. On May 12, 2003, the U.S. District Court in Indiana stayed the case in Indiana and ruled that the Texas case should proceed. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. In a letter, dated April 30, 2004, the Court notified the parties that it had decided to grant Thomson Inc.’s motion for summary judgment and had cancelled the trial scheduled to commence on May 10, 2004.

James Stalcup and Mary Gick Class Action

In February 2002, James Stalcup and Mary Gick filed a purported class action in the Third Judicial District, Madison County, Illinois pursuant to Section 5/2-801 of the Illinois Code of Civil Procedure on behalf of U.S. consumers who acquired certain television sets manufactured by Thomson Inc. during the period between 1998-2001. The complaint alleged a defect in certain televisions which have a “software-like integrated chip” which can cause temporary audio failure. The Company does not believe that the alleged televisions or the “ICs” which it procures from third parties are defective.

The Company entered into a Settlement Agreement on December 17, 2003 to resolve all of the alleged claims on a nationwide basis. On December 18, 2003, the Third Judicial Circuit Court in Madison County, Illinois signed an Order preliminarily approving the proposed settlement and conditionally certifying a nationwide class consisting of U.S. residents who acquired one of the Company’s televisions (with a CTC 195, 197 or 203 chassis) manufactured between November 1, 1996 and March 31, 2001. On May 24, 2004 the Court conducted a fairness hearing which resulted in an Order from the Court granting final approval of the settlement and a judgment of dismissal with respect to Thomson Inc. The Court’s Order is subject to appeal.

The settlement provides for two alternative remedies: (1) cash reimbursement for any documented out-of-pocket costs paid to a qualified service company to repair or diagnose the alleged audio loss problem, or (2) a rebate certificate applicable to the purchase of a new Thomson-branded television. The Company has agreed to pay the plaintiffs’ attorneys’ fees and costs and the administrative costs related to the settlement. Based on information currently available, the Company has set a reserve to cover the anticipated obligations resulting from the class action settlement.

IP Innovation

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue. On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the U.S. District court for the Southern District of Indiana. The Company has filed an answer contesting the allegations. On June 20, 2003, Technology Licensing Corp.(“TLC”) filed a parallel lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe its ‘524 patent. In May 2004, IP Innovation, TLC and Thomson Inc. entered into a settlement and license agreement resolving the Indiana case. The resolution provides for a past and future license to Thomson in the field of consumer electronics.

Fisher v. Thomson, Inc.

In February 2004, Randy Fisher filed a purported class action in the Twentieth Judicial Circuit, St. Clair County, Illinois alleging that Thomson, Inc. failed to disclose to purchasers of certain models of

Thomson High Definition Televisions that those televisions would develop numerous latent defects. The Company intends to vigorously defend the allegations set forth in the Complaint.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The Complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 59 million at May 26, 2004 noon buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. Based on the information currently available, the Group is not in a position to estimate the liability and intends to vigorously defend the allegations set forth in the Complaint.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to € 25 million. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Morris Reese

In May, 2004 Morris Reese filed suit against ATLINKS USA, Inc. (a wholly owned subsidiary of Thomson) and numerous other manufacturers and distributors of telephone equipment in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a U.S. patent 6,427,009 which relates to call waiting caller ID technology. The Company intends to vigorously defend the allegations set forth in the Complaint.

Anti-dumping duty on televisions manufactured by Thomson’s Thailand unit

Customs authorities in seven European countries are assessing imports into the European Union by Thomson subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004 various re-assessment notices relating to anti-dumping duty, excluding interest and any penalties applicable, in the United Kingdom, Germany, Italy, Spain and Denmark in an aggregate amount of €7,614,681. To date, authorities in France and Sweden have not issued re-assessment notices. Thomson believes that it has correctly declared and paid duties on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require de-pollution measures.

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to perform an investigation of potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

C—Dividends

We may declare a dividend upon the recommendation of our Board of Directors and the approval of our shareholders at their annual general meeting. Under French company law, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, refer to Item 10: “Additional Information—Memorandum and Articles of Association”.

On February 10, 2004, the Board of Directors proposed the distribution of a dividend amounting to €0.26 per share, or a 16% increase as compared to the €0.225 dividend paid last year. The annual shareholders meeting held on May 7, 2004 approved the distribution of this dividend.

Any future payments of dividends will depend on our financial condition and results of operations, especially net income, and our investment policy at that time.

Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

ITEM 9 – THE OFFER AND LISTING

Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed:

•	on the Premier Marché of Euronext Paris S.A. and are eligible for the Service de Règlement Différé (deferred settlement service) under the Euroclear France code ISIN FR000184533, each described below; and

•	on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

A—Trading on the Euronext Paris S.A.

Euronext Paris S.A. (“Euronext Paris”) is a wholly-owned French subsidiary of Euronext NV, a Dutch holding company and the first pan-European stock exchange (“Euronext”). Securities quoted on any of the stock exchanges participating in Euronext are traded through a common platform, with central clearinghouse, settlement and custody structures. However, securities remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

Securities approved for listing by Euronext Paris are traded in one of the two regulated markets, the Paris Bourse, (which sections are the Premier Marché, the Second Marché, and the European Depositary Receipts markets) and the Nouveau Marché. Aside from these regulated markets, securities of certain other companies are traded on a non-regulated market, the Marché Libre. These markets are all operated and managed by Euronext Paris, a market operator responsible for the admission of securities and the supervision of trading in listed securities.

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris. Trading on the Premier Marché takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed) with a final fixing at 5:30 p.m. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most actively traded securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on the Premier Marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the Autorité des Marchés Financiers, or “AMF” (the body created by the merging of the former French Conseil des Marchés Financiers and the Commission des Opérations de Bourse, or “COB”), and the issuer also may request a suspension in trading.

Trades of securities listed on the Premier Marché are settled on a cash basis on the third trading day following the trade (immediate settlement or Règlement Immédiat). Market intermediaries are also permitted to offer investors a deferred settlement service (Service de Règlement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

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

In France, our shares have been included in the SBF 120 and SBF 250 Indices since March 7, 2000 and in the CAC 40 Index since August 23, 2000. We are also part of the IT CAC Index, a Euronext Paris technology index.

The tables below set forth, for the periods indicated, the high and low quoted prices in euro for our outstanding shares on the Premier Marché of Euronext Paris.

Years ending December 31,

	Euronext Paris
	Volume of transactions (1)			Share price in euro (1)
	Euro in millions	Shares	Average volume	Average closing price	High	Low
2001	9,321.0	257,851,594	801,793	40.26	58.90	17.25
2002	13,558.5	546,861,580	2,144,555	25.23	37.15	12.05
2003	7,792.9	518,801,361	2,034,515	14.81	19.20	9.25

(1)	Data take into account the two-for-one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 16, 2000.

Source: Euronext Paris

Quarters for years ending December 31,

	Euronext Paris
	Volume of transactions (1)			Share price in euro (1)
	Euro in millions	Shares	Average volume	Average closing price	High	Low
2001
First Quarter	2,351.1	50,618,418	790,913	47.52	58.90	33.50
Second Quarter	2,372.9	55,000,581	901,649	43.58	53.30	31.25
Third Quarter	2,055.7	66,945,423	1,030,234	31.43	39.80	17.25
Fourth Quarter	2,541.3	85,201,419	1,353,451	29.38	34.90	19.80

2002
First Quarter	4,765.7	147,684,525	2,382,008	33.60	37.15	28.50
Second Quarter	3,313.7	116,607,097	1,850,906	29.04	35.90	20.40
Third Quarter	3,072.0	143,567,015	2,175,258	21.33	26.45	15.15
Fourth Quarter	2,407.1	139,002,943	2,171,921	17.48	23.58	12.05

2003
First Quarter	1,342.6	100,997,052	1,603,128	13.17	18.12	9.25
Second Quarter	2,009.7	150,575,479	2,428,637	13.15	16.40	9.93
Third Quarter	1,602.0	105,152,943	1,593,226	15.09	18.20	12.95
Fourth Quarter	2,862.6	163,850,680	2,560,167	17.16	19.20	14.86

(1)	Data take into account the two for one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 16, 2000.

Source: Euronext Paris

Last six months

	Euronext Paris
	Volume of transactions (1)			Share price in euro (1)
	Euro in millions	Shares	Average volume	Average closing price	High	Low
2004
May	451.0	29,100,184	1,385,723	15.55	16.48	14.67
April	761.6	46,944,473	2,347,224	16.22	16.87	15.06
March	861.4	57,016,085	2,478,960	15.01	16.40	13.83
February	1,115.2	68,345,903	3,417,295	16.27	17.99	15.08
January	738.5	42,189,764	2,009,036	17.10	18.67	16.73

2003
December	627.0	36,240,906	1,725,757	17.22	18.56	16.01
November	1,433.9	79,383,842	3,969,192	17.91	19.20	16.79

Source: Euronext Paris

B—Trading on the New York Stock Exchange

JPMorgan Chase Bank serves as the depositary with respect to the ADSs traded on the New York Stock Exchange. Each ADS represents one ordinary share.

The tables below set forth, for the periods indicated, the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

Years ending December 31,

	New York Stock Exchange
	Volume of transactions (1)			ADS price in U.S.$ (1)
	U.S.$ in millions	Shares	Average volume	Average closing price	High	Low
2001	114.8	3,367,900	13,580	33.99	54.25	16.25
2002	81.8	3,489,700	13,848	23.40	32.98	12.12
2003	78.8	4,694,300	18,628	16.82	22.37	10.23

(1)	Data take into account the two for one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 22, 2000.

Source: NYSE, Bloomberg

Quarters for years ending December 31,

	New York Stock Exchange
	Volume of transactions (1)			ADS price in U.S.$ (1)
	U.S.$ in millions	Shares	Average volume	Average closing price	High	Low
2001
First Quarter	47.2	1,057,200	17,052	43.45	54.25	29.10
Second Quarter	22.3	625,500	9,929	37.72	45.71	28.00
Third Quarter	19.1	695,800	11,793	28.42	33.73	16.25
Fourth Quarter	26.3	989,400	15,459	26.30	31.00	18.45

2002
First Quarter	26.2	896,200	14,937	29.26	32.98	24.90
Second Quarter	21.9	790,700	12,355	26.45	31.20	20.85
Third Quarter	15.3	743,300	11,614	20.82	25.78	15.00
Fourth Quarter	18.3	1,059,500	16,555	17.47	23.07	12.12

2003
First Quarter	13.9	979,800	16,062	14.74	18.64	10.23
Second Quarter	18.2	1,220,000	19,365	14.96	18.95	11.13
Third Quarter	17.2	1,030,600	16,103	16.98	19.57	15.08
Fourth Quarter	27.5	1,326,500	20,727	20.48	22.37	17.48

(1)	Data take into account the two for one split voted by the Extraordinary Shareholders’ meeting of May 26, 2000, effective June 22, 2000.

Source: NYSE, Bloomberg

Last six months

	New York Stock Exchange
	Volume of transactions			ADS price in U.S.$
	U.S.$ in thousands	Shares	Average volume	Average closing price	High	Low
2004
May	10,184.7	542,500	27,125	18.69	19.74	17.76
April	11,694.4	598,700	28,510	19.49	20.10	18.80
March	11,012.2	591,800	25,730	18.57	20.10	17.21
February	9,401.5	454,700	23,931	20.65	23.00	19.02
January	10,173.0	462,700	23,135	21.94	23.12	21.10

2003
December	11,913.1	557,700	25,350	21.21	22.37	19.80
November	9,030.3	427,900	22,521	21.06	21.80	20.12

Source: NYSE, Bloomberg

ITEM 10 – ADDITIONAL INFORMATION

A— Share Capital

See Item 7.A above.

B—Memorandum and Articles of Association

Our company is a société anonyme, a form of limited liability company, incorporated under the laws of France. We are registered in the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Nanterre under No. 333 773 174 and our APE code, which identifies a company’s type of business and activities, is 741J, corresponding to the business of corporate administration. Our by-laws (statuts) specify that our corporate affairs are governed by the Title II of the French Commercial Code and the statuts themselves. Our corporate purpose, as defined in Article 2 of our statuts, is:

•	the taking of equity holdings or interests in any business of any nature in any form whatsoever, whether in existence or to be created;

•	the acquisition, management, and transfer of all manner of real property rights and assets and of all manner financial instruments, as well as the execution of all manner of financing transactions;

•	the acquisition, transfer and exploitation of all manner of intellectual property rights, licenses or processes; and

•	the manufacture, purchase, importation, sale, exportation, anywhere of all manner of materials and products, as well as the rendering of all manner of services.

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

We summarize below certain material provisions of applicable French law and our statuts. An unofficial English translation of our statuts is included hereafter as Exhibit 1 to this Annual Report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France.

Authorized but Unissued Capital

Under authorizations that our Board of Directors has received from our shareholders, the Board of Directors may issue share purchase or subscription options to our employees and agents and may additionally increase our capital for certain other purposes. More specifically, our shareholders have authorized our Board of Directors:

•	To increase our capital by an amount which, by law, may not exceed 33% of our share capital, in order to grant share subscription options relating to newly issued shares as to which shareholders’ preemptive rights have been waived to our employees and agents. This authorization expires on November 10, 2005.

•	To increase our capital by up to €15,000,000, or 4,000,000 shares as to which shareholders’ preemptive rights have been waived, on or prior to May 7, 2006 for the purpose of paying to Carlton Communications Plc part of the acquisition price for Technicolor that we owe to them. The number of shares to be issued for this payment will depend on the trading price of the shares at that time.

•	At any time on or before July 7, 2006, to increase our capital by €250,000,000, or 66,666,666 shares, all or any portion of which may be used in connection with the issuance of shares into which debt securities are convertible. Any such convertible securities and the shares that may be issued upon the conversation of such convertible debt securities may be issued without provision for the preemptive rights of our shareholders, at the option of our Board of Directors.

•	At any time on or before July 6, 2005 to increase our share capital by capitalization of up to €1 billion in reserves, profits or premiums. Any such capital increase may be used to issue additional shares to current shareholders free of charge.

•	At any time until May 3, 2007, to carry out an increase in share capital for which shareholders’ preemptive rights have been waived for a maximum nominal amount of €18.75 million reserved for employees.

•	At any time until May 3, 2008 and May 7, 2009, respectively, to carry out an increase in our share capital for which shareholders’ preemptive rights have been waived by a maximum nominal amount of €3.75 million and €7.5 million, respectively, reserved for members of a company savings scheme or joint employees’ voluntary savings scheme of the company and of the French or foreign group companies that are affiliated to it within the meaning of articles L.225-180 of the French Commercial Code and L.444-3 of the French Labor Code.

For information about our share capital history for the last three fiscal years, refer to Note 17 to our consolidated financial statements.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	appointing independent auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares provided the statuts contain a provision to that effect, as ours do; and

•	issuing debt securities.

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

Annual Ordinary Meetings

The French Commercial Code requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholder’s meeting, our independent auditors, the majority shareholder (either in terms of capital stock or of voting rights) after a tender offer (offre publique d’achat ou d’échange), or after the transfer of a controlling block or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of urgency;

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;

•	the Worker’s Council (comité d’entreprise) provided that there is an emergency; or

•	the majority shareholder (either in terms of capital stock or of voting rights) after a tender offer (offre publique d’achat ou d’échange), or after the transfer of a controlling block.

In the case of a bankruptcy, our liquidator may also call a shareholder’s meeting in some instances.

Notice of Shareholders’ Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice which is published in the Bulletin des Annonces Légales Obligatoires, or “BALO”. The preliminary notice must be sent to the AMF prior to publication. It must contain, among other things, the time, date and place of the meetings, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail. The AMF also recommends that simultaneously with the publication of the preliminary notice in the BALO, a summary of the preliminary notice should be published in a newspaper of national circulation in France, which contains the time, date and place of the meeting as well as indicates how investors can obtain documents relating to such meetings.

At least fifteen days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice containing the final agenda, place, date and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative area (département) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the Worker’s Council.

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

If a shareholder fails to properly notify us, in the manner described below under “—Requirements for Holdings Exceeding Certain Percentages”, on passing the threshold of 0.5%, the shares over that threshold may be deprived of their voting right.

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

Each shareholder shall have the right, upon substantiating his identity, to participate in the general meetings of shareholders under the condition:

•	for the owners of registered shares, that an entry of registration has been made in the records of the company;

•	for the owners of bearer shares, that a certificate issued by an authorized intermediary confirming the unavailability of their shares entered on account up to the date of the meeting of shareholders has been deposited at the places mentioned in the notice of meeting, and as the case may be, that he provides to the company, in accordance with the provisions in force, any evidence enabling him to be identified.

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

Quorum

The French Commercial Code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person, vote by proxy or by mail or data transmission to fulfill the quorum requirement for:

•	an ordinary general meeting; or

•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of the voting rights attached to outstanding shares must be present in person or voting by mail or data transmission (if applicable) or by proxy for a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

At the time of the notice of meeting the Board of Directors may decide on the public rebroadcast of the entirety of such general meeting by video conference and/or data transmission in the conditions fixed by the regulations in force. In that case, the shareholders who attend the general meeting by video conference or means of data transmission are deemed to be present for the quorum and majority calculation, on the conditions provided by the regulations in force. As the case may be, this decision is to be communicated in the announcement of the session and in the notice of the meeting.

Majority

A simple majority of the shareholder votes cast may pass a resolution at an ordinary general meeting or an extraordinary general meeting concerning only a capital increase by incorporation of reserves, profits or share premium. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast, including abstentions by shareholders present or represented by proxy or voting by mail or data transmission (if applicable), is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail or data transmission (if applicable) is counted as a vote against the resolution submitted to a shareholder vote.

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

Financial Statements and other Communications with Shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five last fiscal years to any shareholder who so requests. The French Commercial Code requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the Company.

Dividends

We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required to be maintained by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts.

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

Changes in Share Capital

Increases in share capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of the Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares;

•	issuing investment certificates; or

•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	for cash;

•	for assets contributed in kind;

•	by conversion or redemption of debt securities previously issued;

•	by exercise or exchange of any other securities giving rights to such securities;

•	by capitalization of profits, reserves or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by our company; or

•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. Refer to “—Shareholders Meetings and Voting Rights”.

Pursuant to a French law of February 19, 2001, any of the above decisions to increase the share capital requires the shareholders, at an extraordinary shareholders’ meeting, to consider and vote upon a capital increase reserved for employees, although such reserved capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the share capital increase. For the available authorizations to increase our share capital, see “æAuthorized but Unissued Capital” above.

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

Form, Holding and Transfer of shares

Form of shares

Our statuts provide that the shares may be held in registered or bearer form at the holder’s election. Our statuts also provide that any person holding more than 2% of our share capital or voting rights must within fifteen days of passing this threshold request that its shares be converted into registered form.

Holding of shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates.

We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Crédit Agricole Indosuez. In addition, we maintain separate accounts in the name of each registered shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each registered shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Crédit Agricole Indosuez, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

Transfer of shares

Registered shares must be converted into bearer form before being transferred on the Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

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

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within five calendar days of the date it crosses such threshold, of the number of shares it holds (directly or in the form of ADSs or by an intermediary as described in

“—Attendance and Voting at Shareholders’ Meetings”), their voting rights and the number of securities giving access, directly or indirectly, to shares and/or voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold.

French law and the COB regulations impose additional reporting requirements on persons who are increasing their ownership above 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend it stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

Under CMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. The regulations provide for some exceptions to the rule.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholder’s meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to criminal fees.

In addition, our statuts provide that any person who becomes, directly or indirectly, the owner of 0.5% of the total number of shares or voting rights of the company (as defined in Article L.233-7 of the French Commercial Code) must notify the company within 5 days of exceeding the threshold by registered/certified letter with return receipt requested, by fax, or by telex indicating whether the shares or voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. It is to be renewed per additional holding of 0.5 % of the capital or of the voting rights, without limitation. This duty applies under the same conditions when the equity holding or the voting rights become lower than the thresholds mentioned above.

Each shareholder who does not comply with these requirements may be deprived of the right to vote pertaining to the shares exceeding the threshold at issue. In addition, upon holding directly or indirectly more than 2% of the total number of shares comprising the share capital or voting rights a person is required within 5 days of exceeding this threshold to request that its shares be converted into registered form. A copy for entry in registered form, sent by registered/certified letter with receipt requested, by telex or by fax to the company within this 5-day period shall operate as a statutory declaration of exceeding the threshold.

In order to permit holders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within fifteen calendar days of such change, the number of voting rights outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the Depositary and the Depositary shall, as soon as practicable, forward such notification to us and to the AMF.

Purchase of our own shares

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

1.	To reduce our share capital with our shareholder’s approval at an extraordinary general meeting,

2.	To provide shares to our employees under a profit-sharing plan or stock option plan after obtaining approval of the shareholders at an extraordinary general meeting, or

3.	To acquire up to 10% of our share capital, provided our shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) through a share repurchase program. To acquire our shares for this purpose, we first must file a note d’information that has received the approval, or visa, of the AMF and obtain our shareholders’ approval at an ordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase under either 2 or 3 above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

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

On May 7, 2004, the shareholders authorized our Board of Directors to repurchase up to 10% of our share capital. The purchase price may not exceed €50 per share and the sale price must be at least €15 per share, subject to adjustment for changes in our share capital and except in certain limited circumstances, including where securities are issued by way of payment or exchange, particularly in connection with external-growth operations. This authorization will remain valid until November 7, 2005. This authorization cancels and replaces the authorization given on May 6, 2003. Pursuant to the authorization granted on November 10, 2000, Thomson repurchased in December 2001 3,267,850 shares for an average price of €47.73 per share. We made no share repurchases under the authorizations granted on May 3, 2002. Pursuant to the authorization granted on May 6, 2003, we repurchased three million of our shares on November 4, 2003 at a repurchase price of €18.25 per share in the private placement made by TSA.

Trading in our own shares

Under Regulation No. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. A safe-harbor contained in Regulation No. 90-04 provides for three general requirements for trades by a company in its own shares to be deemed valid:

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

After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

C—Material Contracts

For a discussion of the Combination Agreement that we have entered into with TCL in connection with establishing the TTE joint venture and certain related arrangements that we may enter into in connection therewith, see Item 4: “Information on the Company—Business Overview—Mainstream Consumer Products—Reshaping into a service provider”.

D—Exchange Controls and Other Limitations Affecting Security Holders

Ownership of shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions.

Under current French foreign direct investment regulations, however, a notice (déclaration administrative) must generally be filed with the French Ministry of Economics and Finance in the event of the acquisition of an interest in any French company by any non-French resident or by any foreign entity, if such acquisition would result in non-French residents or foreign entities possessing more than 33.33 % of the voting rights or share capital of such French company.

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

E—Taxation

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

Taxation of Dividends on Shares

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, know as the avoir fiscal. The amount of the avoir fiscal attached to dividends paid is equal to (1) 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime, or (2) 10% of the dividend paid for other shareholders.

Such imputation system under which corporate income tax is de facto treated as an advance payment of personal income tax is due to disappear completely as of January 1, 2005. In that respect, 2004 is a year of transition during which individual and corporate shareholders are not treated the same way:

•	individual shareholders will continue to benefit from a tax credit equal to 50% of the cash dividend;

•	whereas corporate shareholders, the fiscal year of which is the same as the calendar year, are no longer entitled to any tax credit, regardless of whether they hold more or less of 5% of the distributing company.

As from January 1, 2005, dividends paid to French resident individuals will no longer carry an avoir fiscal:

•	with respect to individuals, the avoir fiscal is replaced by a tax allowance of 50% applicable to amounts distributed pursuant to a decision by the responsible body of the distributing company. In addition, the shareholders benefits from a tax credit equal to 50% of the distributed amounts, before the application of the relevant tax allowance described above, subject to a threshold of €115 or €230, according to the familial situation of the taxpayer. This tax credit is deducted from the personal income tax due. The elimination of the avoir fiscal and the benefit of the tax credit are solely with respect to distributions paid out as from January 1, 2005;

•	with respect to legal entities subject to corporation tax, the possibility of off-setting the avoir fiscal against the tax to which such entities are liable is eliminated with respect to tax credits which can be utilized as from January 1, 2005.

Dividends paid to non-residents are normally subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders who are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

France has entered into tax treaties with the following countries and overseas possessions under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Although some of the treaties listed below contain specific provisions under which corporate shareholders are entitled to receive payments in respect of the avoir fiscal, these provisions are no longer applicable as French corporate shareholders are not entitled to the avoir fiscal. Thus, only individual shareholders may obtain the payment of the avoir fiscal under these treaties.

Australia	Japan	Norway
Austria	Latvia	Pakistan
Belgium	Lithuania	Saint-Pierre et Miquelon
Bolivia	Luxembourg	Senegal
Brazil	Malaysia	Singapore
Burkina Faso	Mali	South Korea
Canada	Malta	Spain
Estonia	Mauritius	Sweden
Finland	Mayotte	Switzerland
Gabon	Mexico	Togo
Ghana	Namibia	Turkey
Iceland	Netherlands	Ukraine
India	New Caledonia	United Kingdom
Israel	New Zealand	United States of America
Italy	Niger	Venezuela
Ivory Coast

Note that applicable French provisions do not clarify the situation of non-residents recipients. However, it would appear that non-residents individuals will remain entitled to the avoir fiscal in respect of dividends paid to them in 2004, even if in practice, the avoir fiscal is transferred not before January 15, 2005. Dividends paid to these individuals after January 1, 2005 would no longer carry an avoir fiscal. Note further that such individuals who are paid dividends after January 1, 2005 should benefit from a refund, as the case may be, of the tax credit equal to 50% of the distributed amounts subject to a threshold of €115 or €230 according to the familial situation of the taxpayer, subject to guidance to be issued by French tax authorities.

If a non-resident holder establishes his entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty, subject to certain filing formalities. The refund of the avoir fiscal, net of the applicable withholding tax, does not occur until January 15 of the calendar year following that in which the dividend has been paid.

Note that the procedure for claiming benefits under an applicable tax treaty as described above will apply to individual and corporate shareholders in respect of 2004 dividend distributions. In respect of 2005 and thereafter dividend distributions, the French tax authorities’ regulation indicate that they will issue further guidance as to the applicable procedures for obtaining the reduced rate of withholding tax.

Potential investors should consult their own advisors to determine whether they are entitled to a tax treaty and, if so, what procedures must be followed in order to claim those benefits.

Taxation on Sale or Other Disposition of Shares

Subject to more favorable provisions of any relevant double tax treaty, holders that are not resident of France for tax purposes, do not hold shares in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (bénéfices sociaux), directly or indirectly, alone or with relatives at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of our shares.

A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France. No stock exchange stamp duty is payable on the sale of shares by non-French residents.

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

Taxation of U.S. Investors

This section describes the material United States federal income tax consequences and French tax consequences to U.S. holders, as defined below, of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section may not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 5% or more of the voting stock or the share capital of Thomson,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of France, all as currently in effect, as well as on the income tax treaty between the United States of America and France (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax and French tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares generally will not be subject to United States federal income or to French tax.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances, in particular if you are eligible for the benefits of the Treaty.

Taxation of Dividends

French Taxation

As discussed in more detail under “—French Taxation,” dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal.

However, individual shareholders eligible for the benefits of the Treaty can claim the benefit of a reduced dividend withholding tax rate of 15%, subject to certain filing formalities.

In respect of dividends distributed in 2004, they are also entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. French tax will be withheld directly at such reduced rate if they have established, before the date of payment, that they are resident of the United States under the Treaty. In addition, U.S. individual shareholders are entitled to the refund of the avoir fiscal, which is equal to 50% of the cash dividend. Such refund is treated as part of the dividend and is therefore subject to the same 15% withholding tax. It is not made available until after the close of the calendar year in which the dividend is paid. With respect to U.S. corporate shareholders, pension funds and certain other tax-exempt U.S. holders, they are entitled under the Treaty to a reduced withholding tax rate of 15%, but no longer to the partial refund of the avoir fiscal.

Thus, for example, if we pay a dividend in 2004 of 100 to a U.S. individual shareholder, the holder, provided he/she establishes his/her entitlement to treaty benefits before the payment of the dividend, will initially receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50, payable after January 15, 2005, less a 15% withholding tax. Should the Treaty benefits not be established upon the dividend payment, the withholding will be equal to 25 and the refund of the 10% excess will be made at the same time as the payment of the avoir fiscal. In either case, he/she will receive a total cash payment of 127.5.

If we pay a dividend of 100 to a U.S. corporation, pension fund or investment fund, the net cash received will be 85. However, if the benefit of Treaty provisions is not established before the dividend distribution, the standard rate of withholding tax will apply and the net cash received will be reduced to 75. The refund of the excess payment of 10 may only be obtained upon the filing of the appropriate Treaty form.

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

Note that such simplified procedure for claiming benefits under the Treaty will apply to individual and corporate shareholders in respect of 2004 dividend distributions. In respect of 2005 and thereafter dividend distribution, the French tax authorities have indicated that they will issue further guidance as to the applicable procedures for obtaining the reduced rate of withholding tax.

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

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes and including any avoir fiscal or précompte to which you may be entitled under the Treaty). You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Thomson with respect to the shares or ADSs will generally be qualified dividend income.

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

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Refer to the caption “—Taxation of Dividends— French Refund Procedure” above for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Special rules will apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Taxation of Capital Gains

French Taxation

If you are eligible for the benefits of the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of our shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F—Documents on Display

Thomson files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Thomson files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of the Company’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. Thomson’s website at http://www.thomson.net includes information about our businesses and also includes recent press releases and other publications of Thomson. You may also read and copy any document the Company files with the Securities and Exchange Commission at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Thomson’s financial market risks are managed centrally by its corporate treasury department in France. The corporate treasury has reporting to it two regional treasury departments in Indianapolis, United States of America, and in Hong Kong. The treasury department is part of the corporate finance department and reports to the CFO. Total staffing of treasury is 14 persons.

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

Thomson faces financial market risks primarily due to exchange rate fluctuations, interest rate fluctuations, stock price fluctuations and liquidity risk. To reduce interest rate and currency exchange rate risk we enter into hedging transactions. To reduce liquidity risk we put in place various long-term and committed financings.

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

All interest rate transactions are executed centrally by the corporate treasury department in France. Foreign exchange transactions are carried out, depending on local regulations or to permit practical access to the market, either by the corporate treasury department in France or by the Hong Kong regional treasury. Foreign exchange transactions for Mexican affiliates are executed by the U.S. regional treasury.

We may also use derivatives to reduce our exposure to stock price fluctuations of certain of our investments in listed companies.

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties.

Liquidity risk is also managed centrally by the corporate treasury department in accordance with financial policies approved by the Chief Financial Officer and the Executive Committee. All long-term and committed financings are carried out by the corporate treasury department in France.

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

Because of the long-term nature of our investments in foreign subsidiaries, our policy is not to hedge such exposures. Our principal foreign investment is the shares we hold in our U.S. subsidiaries, the book value of which was €1,863 million at December 31, 2003. The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet.

Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2003 were the U.S. dollar, Japanese yen, British pound, Canadian dollar, Mexican peso and the Polish zloty.

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

For our products with a short business cycle, our policy is to hedge on a short-term basis up to six months. For our products and services which are sold on a longer-term basis and in particular our Licensing activities we may hedge for periods greater than six months.

In most cases, our corporate treasury department will hedge the full amount of our estimated net exposure with banks, thereby eliminating the currency risk. In exceptional cases in which it anticipates a favorable currency exchange rate movement, the corporate treasury department may leave a portion of our estimated exposure unhedged.

Financial exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the corporate treasury department to the extent practical. In order to balance the currencies that the corporate treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2003, these swaps were primarily undertaken to swap euros, both deposited internally with and borrowed externally by our corporate treasury, against U.S. dollars lent out by our corporate treasury department.

Impact on Thomson of exchange rate fluctuations

The majority of our net sales as well as a portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Consumer Products and Content and Networks divisions. As a result, the fluctuations of the U.S. dollar/euro exchange rate have a significant translation impact on our net sales and to a lesser extent on our operating income.

In 2003, the exchange rate fluctuations had a negative translation impact of €1,062 million on our sales and of €44 million on our operating income, following a 17% change in the U.S. dollar/euro rate over the year 2003. We estimate that this sensitivity has not significantly changed since the end of 2003. As described above, we do not hedge this translation exposure.

Further, exchange rate fluctuations on our commercial exposures also impact our net sales and operating income. The impact, however, is significantly less than the translation impact. For our sales, the impact on commercial exposures is less important than the translation impact because 85-90% of the sales of our subsidiaries are in their domestic currency.

In addition, our two main commercial exposures — European Licensing activities’ receipts in U.S. dollars and Marketing & Sales U.S. dollar purchases in Asia for European entities (mainly for finished products) — largely offset each other.

Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2003, shown by maturity dates and calculated based on the applicable forward rate in each contract.

At December 31, 2003	2004	2005	2006	2007	2008	Thereafter
	(€in millions)
Commercial Transactions
Forward purchases:
Euro	761	—	—	—	—	—
U.S. dollar	522	—	—	—	—	—
Polish zloty	186	—	—	—	—	—
Mexican peso	53	—	—	—	—	—
British pound	29	7	—	—	—	—
Japanese yen	27	—	—	—	—	—
Singaporean dollar	27	—	—	—	—	—
Thai baht	26	—	—	—	—	—
Hong Kong dollar	21	—	—	—	—	—
Other currencies	8	—	—	—	—	—
Total	1,660	7	—	—	—	—
Forward sales:
U.S. dollar	662	6	—	—	—	—
Euro	600	1	—	—	—	—
British pound	108	—	—	—	—	—
Japanese yen	76	—	—	—	—	—
Canadian dollar	71	—	—	—	—	—
Polish zloty	37	—	—	—	—	—
Singaporean dollar	22	—	—	—	—	—
Swiss franc	21	—	—	—	—	—
Norwegian crown	10	—	—	—	—	—
Swedish crown	10	—	—	—	—	—
Czech crown	8	—	—	—	—	—
Other currencies	9	—	—	—	—	—
Total	1,634	7	—	—	—	—
Financial Transactions
Forward purchases:
Euro	1,800	—	—	—	—	—
U.S. dollar	151	—	—	—	—	—
British pound	99	—	—	—	—	—
Polish zloty	83	—	—	—	—	—
Other currencies	15	—	—	—	—	—
Total	2,148	—	—	—	—	—
Forward sales:
U.S. dollar	1,398	—	—	—	—	—
Euro	346	—	—	—	—	—
Polish zloty	161	—	—	—	—	—
British pound	148	—	—	—	—	—
Swiss franc	22	—	—	—	—	—
Other currencies	31	—	—	—	—	—
Total	2,106	—	—	—	—	—
Options
Purchases:
Japanese yen	13	—	—			—
Total	13	—	—			—
Sales:
U.S. dollar	13	—	—			—
Total	13	—	—			—

Interest Rate Fluctuations

We are exposed to interest rate risk on our deposits and indebtedness and in some cases on our leases (synthetic leases). In order to reduce this exposure, we enter into interest rate swaps, forward rate agreements and caps.

Our policy is for all subsidiaries to borrow from, and invest excess cash with, our corporate treasury department, which in turn satisfies our net cash needs by borrowing from external sources. Subsidiaries that are unable to enter into transactions with our corporate treasury department because of local laws or regulations borrow from or invest directly with local banks in accordance with the policies and rules established by the corporate treasury department.

In accordance with our corporate policies and procedures, the corporate treasury department manages our financings and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

In 2003, our average financial debt amounted to €1,914 million, on average 21% at floating rates, meaning interest rates that are fixed for a period of less than one year, taking into account interest rate hedging operations. Our average deposits in 2003 amounted to €1,334 million, 100% at floating rates.

In 2002, our average financial debt amounted to €1,586 million, on average 17% at floating rates, taking into account interest rate hedging operations, and our average deposits amounted to €1,354 million, 100% at floating rates.

In addition, we have recorded promissory notes in an average amount in 2003 of €286 million as “Debt related to Technicolor acquisition” and two off-balance sheet synthetic leases in a total average amount in 2003 of €309 million. The promissory notes and the synthetic leases were entirely at floating interest rates.

The table below presents the periods for which the interest rate of our interest rate sensitive assets, liabilities and off-balance sheet synthetic leases is fixed. At the end of the applicable period of fixed interest, the interest rate on the then-outstanding amount will be reset based on various factors, including prevailing interest rates at that time. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at December 31, 2003, which may be different from those outstanding or expected to be outstanding at other times in the periods shown below.

	Amounts at December 31, 2003 with interest rate fixed for the following periods
	Less than 1 year	1 year to 5 years	Greater than 5 years
	(in millions of euros)
Convertible bonds	—	(1,429)	—
Other long term debt	(53)	(14)	(369)
Short term debt	(263)	—	—
Total Debt	(316)	(1,443)	(369)
Promissory notes	(178)	—	—
Synthetic leases	(321)	—	—
Deposits	2,383	—	—
Net positions before hedging	1,568	(1,443)	(369)
Interest rate hedging	(207)	(40)	207
Net positions after hedging	1,361	(1,483)	(162)

In 2003, applying a 1% point variation in interest rates to the less than one year net position would have a maximum annual net impact of approximately €13.6 million. This amount should be compared to the sum in 2003 of our net interest income of €9 million and the interest portion of the rents on our synthetic leases of €10 million.

For further information regarding our financial debt, please refer to Note 20 to our consolidated financial statements.

Interest Rate Hedging Cash Flows

The table below provides an indication of the estimated future cash flows existing at December 31, 2003 from our interest rate hedging instruments and the related hedged assets and liabilities. These cash flows are calculated based, as applicable, on the market interest rates and on the applicable spot currency exchange rates at December 31, 2003 and are the estimated interest flows until maturity of the transaction.

At December 31, 2003	2004	2005	2006	2007	2008	Thereafter
	(€ in millions)
Interest-rate swaps
Fixed rates:
Borrower (12 month LIBOR capped)	(1.1)	—	—	—	—	—
Lender (rate of Senior Notes)	8.5	8.5	8.5	8.5	8.5	45.4
Floating rates:
Lender (3 month LIBOR)	0.5	—	—	—	—	—
Borrower (3 month LIBOR)	(2.6)	(2.6)	(2.6)	(2.6)	(2.6)	(14.8)
Borrower (6 month _-LIBOR)	(1.9)	(1.9)	(1.9)	(1.9)	(1.9)	(8.7)
Total interest-rate swaps	3.4	4.0	4.0	4.0	4.0	21.9
Long-term debt
Fixed rate	(30.5)	(30.5)	(105.9)	(22.2)	(22.2)	(74.6)
Floating rates (1 month LIBOR)	(0.1)	(0.1)	(0.1)	—	—	—
Floating rates (3 month LIBOR)	(0.6)	(0.5)	(0.5)	(0.4)	(0.4)	(0.4)
Total long-term debt	(31.2)	(31.1)	(106.5)	(22.6)	(22.6)	(75.0)
Short-term debt and bank overdraft net of cash and cash equivalents (floating rate mainly EONIA and 1-month LIBOR)	2.1	—	—	—	—	—

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

In July of 2002 Standard & Poor’s announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook. This rating has been reconfirmed, most recently in November 2003.

The table below summarizes our liquidity situation at December 31, 2003.

Debt instrument or credit facility	Type of interest rate	Amount (in millions of euro)	Drawn at 31.12.03	First maturity		Existence of hedges (1)
Convertible bond	fixed	600	600	Jan. 1, 2005	(2)	No
Convertible bond	fixed	829	829	Jan. 1, 2006		No
Senior notes	fixed	369	369	June 30, 2010		Yes	(3)
Other long-term debt	various	67	67	various		No
Short-term debt	floating	263	263	0 to 3 months		Yes	(4)
TOTAL DEBT		2,128	2,128
Available cash and deposits (5)	floating	2,307	—	0 to 1 month		No
Committed credit facility	floating	400	—	Dec. 12, 2004		No
Committed credit facility	floating	400	—	Dec. 12, 2006		No
Other committed credit facilities	floating	32	27	Aug. 29, 2004		No
Receivables securitization	floating	238	—	Dec. 20, 2005	(6)	No
TOTAL LIQUIDITY		3,377	27

(1)	Interest rate or currency hedges covering debt instrument or credit facility.
(2)	Date of investor put; normal maturity of the 1% convertible bond is January 1, 2008.
(3)	€207 million swapped at floating rate.
(4)	Interest rate swap and caps.
(5)	Cash and deposits less blocked deposits.
(6)	Backed by 364-day renewable credit lines.

Thomson has no financing agreements with rating triggers or step-ups. Four of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings are a Mexican synthetic lease and a Polish synthetic lease, of which €180 million (including €5 million accounted for as a capital lease) and €138 million respectively are covered by the covenants, a Mexican capital lease of which €53 million is covered by the covenants (refer to Note 25 to our consolidated financial statements for more information about these leases) and Thomson’s €800 million syndicated credit facility. The financial covenants are that Thomson on a consolidated basis maintain a ratio of balance sheet net debt to net worth of a maximum of 0.7 and that it maintain a ratio of operating result to net interest expense of at least 5. At December 31, 2003, Thomson was in compliance with those ratios.

Thomson’s senior notes in the total amount of €369 million (USD 406 million and GBP 34 million) are subject to two financial covenants: maintenance on a consolidated basis of a maximum ratio of net debt to net equity worth of 1 to 1 and a minimum ratio of operating income to interest expense of 3 to 1. At December 31, 2003, Thomson was in compliance with those ratios.

Fair value of financial instruments

The fair value of swap contracts is calculated by discounting the future cash flows. However, for complex swaps, we use the marked-to-market value calculated by our banks. The fair value of forward exchange contracts is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount. The fair value of currency options is calculated using standard option pricing software and verified with banks. The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash, bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities. The fair value of financial debt is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements. The fair value of listed investment securities is calculated using their last known market price at year-end.

For additional information regarding our financial instruments and management of market risks, please refer to Note 25 to our consolidated financial statements.

Risk of share price variations

On March 1, 2004, Thomson held 6,373,070 treasury shares, representing 2.27% of the capital stock. These shares have been acquired over time at an average share price of €33.2. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated income statement. In the event of a disposal of such shares, the effect on the consolidated accounts would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €16.06 (share price as of June 28, 2004), the effect on the Group’s consolidated accounts would be an increase in cash of €102 million, with a corresponding increase in shareholders’ equity of the same amount. A decrease of 10% of the share price in the event of such sale would have the effect of increasing the cash received by only €92 million, with the Group’s shareholders’ equity increasing by the same amount.

In Thomson’s statutory accounts, a decrease of 10% in the share price compared to the share price as of June 28, 2004 (€16.06) would have the effect of decreasing by €10 million the value of the treasury shares, which are classified as financial assets in the balance sheet, with a corresponding depreciation in financial investments in the income statement.

In addition, the Note 10 of our consolidated financial statements presents gross value, depreciation and net book value of the Group’s investments in listed and non-listed securities. As of December 31, 2003, the net book value of the equity securities held by the Group amounted to €125 million. As of December 31, 2003, the market value of the listed securities is equal to their net book value as indicated in Note 25 to our consolidated financial statements. As described in Note 1 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

The directors, the Chief Executive Officer and the Chief Financial Officer consider that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. The Group’s management is required to apply judgment in evaluating the risks facing the Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying the Company’s ability to reduce the incidence and impact on the business of risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2003.

There occurred no changes in our internal control over financial reporting during the fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that two members of our Audit Committee, Eric Bourdais de Charbonnière and Paul Murray, are audit committee financial experts as defined in Item 16A of Form 20-F.

ITEM 16B – CODE OF ETHICS

Thomson has not yet adopted a code of ethics applicable to its senior officers which satisfies the definition of “code of ethics” in Item 16B of Form 20-F. Thomson is, however, in the process of developing a code of ethics that complies with the criteria in Item 16B of Form 20-F and will adopt such code and make it available to the public in 2004.

In 2000, Thomson adopted an Ethics Charter, signed by the Group’s 70 principal managers, which, although not within the definition of “code of ethics” in Item 16B of Form 20-F, requires its principal managers to adhere to ten general principles, including the avoidance of potential conflicts of interest and the respect and protection of shareholder value. (See “Item 6—Directors, Senior Management and Employees—General Control Environment—Ethical values and principles of conduct for the Group’s managers”.)

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant Fees and Services (in thousands of euros)

	Mazars et Guérard		Barbier Frinault & Autres Ernst & Young
	2002	2003	2002	2003
Audit Fees	2,450	2,323	7,762	7,558
Audit-Related Fees	185	206	304	1,039
Tax Fees	14	93	953	626
Other Fees	211	50	2,178	1,502
TOTAL	2,860	2,672	11,183	10,724

Audit Fees are the aggregate fees billed by Barbier Frinault & Autres (Ernst & Young) and Mazars et Guèrard for professional services in connection with the audit of the Company’s consolidated annual financial statements and services normally provided by these auditors in connection with statutory and regulatory filings or engagements, including reviews of interim financial statements, as well as audits of statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees consist of fees billed for services related to consultations concerning financial accounting and reporting standards and due diligence in connection with acquisitions.

Tax Fees include fees billed for tax compliance and for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

Other Fees include human resource consulting for cost containment, vendor assessments, compliance risk assessment and reward design and implementation.

Audit Committee Pre-Approval Policies

The Audit Committee of Thomson’s Board of Directors is responsible, among other matters, for the oversight of its statutory auditors. To the extent permitted by the mandatory provisions of French law, the Audit Committee pre-approves any auditing services, within the meaning of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “SOX Act”), in particular those services set out above. The Audit Committee also pre-approves non-audit services permitted under French law and the SOX Act proposed for the statutory auditors.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following consolidated financial statements and related notes, together with the report of the Independent Auditors, are filed as part of this Annual Report:

ITEM 19 – EXHIBITS

The following exhibits are filed as part of this Annual Report:

•	Exhibit 1: Bylaws of Thomson

•	Exhibit 4: Combination Agreement among TCL Corporation, TCL international Holdings Limited and Thomson S.A., dated as of January 28, 2004

•	Exhibit 8: Subsidiaries (Refer to Note 30 to our consolidated financial statements)

•	Exhibit 12.1: Chief Executive Officer Certification

•	Exhibit 12.2: Chief Financial Officer Certification

•	Exhibit 13.1: Chief Executive Officer Certification

•	Exhibit 13.2: Chief Financial Officer Certification

•	Exhibit 14: Consent of Barbier Frinault & Autres (Ernst and Young), and of Mazars & Guérard.

•	Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K filed with the SEC on April 22, 2003.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON S.A.

By:	/s/ Charles Dehelly
Name:	Charles Dehelly
Title:	Chief Executive Officer

Dated: June 29, 2004

Thomson Group

Consolidated Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statements of Thomson and its consolidated subsidiaries

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

THOMSON

We have audited the accompanying consolidated balance sheets of THOMSON and subsidiaries (“THOMSON”) as of December 31, 2003, 2002, and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of THOMSON as of December 31, 2003, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 31 and 32 to the consolidated financial statements.

Paris, France, March 15, 2004 except for the notes 31 and 32 for which the date is April 20, 2004.

BARBIER FRINAULT & AUTRES	MAZARS & GUERARD
Ernst & Young	Mazars
Christian Chiarasini Jérôme Guirauden	Thierry de Bailliencourt

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

	Note	Year ended December 31,
		2001 (a)	2002	2003	2003
		(€ in millions)			(USD in millions) (b)
Net sales	(3)	10,391	10,187	8,459	10,237
Cost of sales		(8,116)	(7,761)	(6,536)	(7,910)

Gross margin		2,275	2,426	1,923	2,327

Selling, general and administrative expense		(1,271)	(1,334)	(1,120)	(1,355)
Research and development expense	(4)	(368)	(374)	(295)	(357)

Operating income		636	718	508	615

Interest income (expense), net		(29)	9	(9)	(11)
Other financial expense, net		(160)	(137)	(70)	(85)

Financial expense	(5)	(189)	(128)	(79)	(96)

Equity investments	(9)	(3)	—	(7)	(9)
Amortization of goodwill		(49)	(78)	(76)	(92)
Other income (expense), net	(6)	8	(96)	(249)	(301)
Income tax	(7)	(139)	(56)	(63)	(76)

Net income before minority interests		264	360	34	41
Minority interests		22	13	(8)	(10)

Net income		286	373	26	31

(a)	Starting in 2002, the Company elected to apply EITF 01-09 (“Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”) and has, therefore, restated prior periods accordingly (note 1).
(b)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

	Year ended December 31,
	2001	2002	2003	2003
	(in euro, except number of shares)			(in USD except, number of shares) (3)
Weighted average number of shares outstanding - basic net of treasury stock(1)	274,181,607	277,240,438	276,796,602	276,796,602
Basic net income per share	1.04	1.35	0.09	0.11
Diluted net income per share (2)	1.04	1.29	0.09	0.11

(1)	Including the average number of bonds redeemable in shares (ORA) issued in March 2001 to Carlton. In 2003, the decrease is due to the treasury shares acquired in November 2003.
(2)	See note 16.
(3)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	Note	Year ended December 31,
		2001	2002	2003	2003
		(€ in millions)			(USD in millions) (1)
ASSETS:
Fixed assets:

Intangible assets, net	(8)	1,696	2,183	1,935	2,342

Property, plant and equipment		3,754	3,800	3,554	4,301
Less: accumulated depreciation		(2,218)	(2,178)	(2,080)	(2,517)

Property, plant and equipment, net	(8)	1,536	1,622	1,474	1,784

Equity investments	(9)	15	4	11	14
Other investments	(10)	337	58	125	151
Loans and other non-current assets		65	156	49	59

Total investments and other non-current assets		417	218	185	224

Total fixed assets		3,649	4,023	3,594	4,350

Current assets:
Inventories	(11)	1,120	962	744	900
Trade accounts and notes receivable, net	(12)	2,139	1,675	1,315	1,591
Current accounts with affiliated
companies (except TSA)		43	71	79	96
Other receivables	(13)	1,059	1,278	960	1,162
Contracts advances, net	(14)	248	242	205	248
Cash and cash equivalents	(15)	1,532	1,463	2,383	2,884

Total current assets		6,141	5,691	5,686	6,881

Total assets		9,790	9,714	9,280	11,231

(1)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,
	Note	2001	2002	2003	2003
		(€ in millions)			(USD in millions) (1)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:	(16)
Common stock (280,613,508 shares, nominal value €3.75 per share at December 31, 2003 and 2002; 265,113,508 shares, nominal value €3.75 per share at December 31, 2001)		994	1,052	1,052	1,273
Additional paid in capital		1,235	1,938	1,938	2,345
Retained earnings		1,074	1,447	1,411	1,708
Redeemable bonds		761	—	—	—
Cumulative translation adjustment		46	(339)	(612)	(741)
Treasury shares		(156)	(155)	(210)	(254)
Revaluation reserve		4	4	4	5

Shareholders’ equity		3,958	3,947	3,583	4,336

Minority interests		71	38	9	11
Reserves:
Reserves for retirement benefits	(17)	709	705	653	790
Restructuring reserves	(18)	183	127	118	143
Other reserves	(19)	246	216	206	249

Total reserves		1,138	1,048	977	1,182

Financial debt	(20)	1,131	1,694	2,128	2,576
(of which short-term portion)		293	262	263	318
Current liabilities:
Trade accounts and notes payable		1,378	1,235	1,364	1,651
Accrued employee expenses		310	223	183	222
Other creditors and accrued liabilities	(21)	1,099	1,070	858	1,038
Debt related to Technicolor acquisition	(22)	705	459	178	215

Total current liabilities		3,492	2,987	2,583	3,126

Total liabilities, shareholders’ equity and minority interests		9,790	9,714	9,280	11,231

• Off-balance sheet commitments	(24)
• Contingencies	(27)

(1)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2002	2003	2003
	(€ in millions)			(USD in millions) (6)

Operating Income	636	718	508	615
Adjustments to reconcile operating income to cash provided by operating activities:
Depreciation of property, plant and equipment	331	358	302	365
Amortization of intangible assets	37	38	39	47
Amortization of contracts and changes in reserves reflected in operating income (1)	(11)	45	107	130
Decrease (increase) in inventories, net	494	155	120	145
Decrease (increase) in trade and other receivables, net	(45)	401	262	317
Increase (decrease) in trade accounts, notes payable and accrued expenses	60	(139)	258	312
Change in other current assets and current liabilities (2)	(209)	(115)	(170)	(206)
Restructuring cash expenses	(139)	(175)	(173)	(209)
Others	(149)	(182)	(70)	(85)

Net cash provided by operating activities (I)	1,005	1,104	1,183	1,431

Capital expenditures	(499)	(608)	(510)	(617)
Proceeds from disposal of fixed assets	163	16	34	41
Acquisition of investments (note 23)	(1,022)	(1,273)	(565)	(684)
Proceeds from disposals of investments	185	149	249	302

Net cash used by investing activities (II)	(1,173)	(1,716)	(792)	(958)

Net cash provided (used) by operations (I+II)	(168)	(612)	391	473

Dividends paid (3)	—	—	(66)	(80)
Capital increase and minority interests (4)	(15)	—	(55)	(67)
Increase in short-term debt (5)	449	218	215	260
Repayment of short-term debt	(446)	(248)	(31)	(37)
Increase in long-term debt (note 20)	6	607	456	552
Repayment of long-term debt	(25)	(37)	(8)	(10)
Change in debt to TSA companies	(3)	—	—	—

Net cash provided (used) by financing activities (III)	(34)	540	511	618

Effect of exchange rates and changes in reporting entities (IV)	(38)	3	18	22
Net increase (decrease) in cash and cash equivalents (I+II+III+IV)	(240)	(69)	920	1,113

Cash and cash equivalents at the beginning of year	1,772	1,532	1,463	1,771

Cash and cash equivalents at the end of year	1,532	1,463	2,383	2,884

(1)	The amortization of contract advances amounts to €136 million, €66 million and €54 million for the years ended December 31, 2003, 2002 and 2001, respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, which mainly includes interest, income tax and non-current items, the cash effect of which is presented under “Others”.
(3)	Cash dividends paid to Thomson’s shareholders in 2003 amount to €62 million. Dividends paid to minority interests amount to € 4 million.
(4)	Includes the repurchase of treasury stock.
(5)	Including the positive net cash impact of currency swap transactions.
(6)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

	Number of shares	Common stock	Additional paid in capital net of costs	Redeemable bonds	Treasury shares	Accumulated retained earnings	Cumulative translation adjustment	Revaluation reserves	Shareholders’ equity	Minority interests
	(in thousands)					(€ in millions)
Balance at December 31, 2000	265,113	994	1,235	—	(119)	788	(42)	4	2,860	54

Redeemable bonds (1)	—	—	—	761	—	—	—	—	761	—
Treasury stock (799,850 shares)	—	—	—	—	(37)	—	—	—	(37)	—
Translation adjustment	—	—	—	—	—	—	88	—	88	4
Other	—	—	—	—	—	—	—	—	—	35
Net income (loss)	—	—	—	—	—	286	—	—	286	(22)

Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

Translation adjustment	—	—	—	—	—	—	(385)	—	(385)	(9)
Redeemable bonds (1)	15,500	58	703	(761)	—	—	—	—	—	—
Treasury stock loaned (interest)	—	—	—	—	1	—	—	—	1	—
Change in perimeter	—	—	—	—	—	—	—	—	—	(11)
Net income (loss)	—	—	—	—	—	373	—	—	373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	—	(155)	1,447	(339)	4	3,947	38

Translation adjustment	—	—	—	—	—	—	(273)	—	(273)	(1)
Dividends	—	—	—	—	—	(62)	—	—	(62)	(4)
Treasury stock (3,000,000 shares)	—	—	—	—	(55)	—	—	—	(55)	—
Change in perimeter	—	—	—	—	—	—	—	—	—	(32)
Net income (loss)	—	—	—	—	—	26	—	—	26	8

Balance at December 31, 2003	280,613	1,052	1,938	—	(210)	1,411	(612)	4	3,583	9

Balance at December 31, 2003 (USD in millions) (2)	280,613	1,273	2,345	—	(254)	1,708	(741)	5	4,336	11

(1)	15.5 million of non-interest bearing “ORA” bonds redeemable in 15.5 million Thomson shares, nominal value €3.75 per share, were issued by Thomson and subscribed by Carlton on March 16, 2001 and redeemed in shares on March 16, 2002.
(2)	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

1. THE GROUP AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson has four principal activities: Content & Networks, Components, Consumer Products and Licensing. Thomson distributes its products under the THOMSON®, RCA®, TECHNICOLOR® and Grass Valley® brand names.

In these financial statements, the terms “Thomson group” (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

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

Cash Flow presentation: In 2002, Thomson elected to present the breakdown of its “cash flow from operating activities” using the reconciliation from “operating income” according to the method permitted by regulation 99-02, instead of the reconciliation from “net income”. Under this new method, operating income instead of net income is reconciled to the cash provided by operating activities. Thomson believes that such a change provides more useful information to the users of its financial statements. Also, “others” includes interest, non-current items and income tax, which are determined using the direct method (i.e., the net cash paid or received). 2001 amounts have been restated, but as the definition of “net cash provided by operating activities” is unchanged, the amounts for this and other sub-totals related to 2001 are the same as previously reported.

Reclassification in the presentation of income statements: In 2001, the Emerging Issues Task Force (EITF) issued EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, which codified and reconciled EITF Issue 00-14, “Accounting for Certain Sales Incentives”, EITF 00-22 “Accounting for Points and Certain Other Time-Based or Volume Based Sales Incentives Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”. These EITFs prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to resellers and end consumers. The effect of this pronouncement (which was effective for users for 2002) on Thomson’s financial statements was to decrease “net sales” of the Consumer Products segment by €84 million and €103 million, respectively, for the years ended December 2002 and 2001, with a symmetrical reduction in “selling, general and administrative expenses” for some cooperative advertising and promotion expenses previously classified under marketing expenses. Consequently, there is no impact on operating profit. Thomson elected to apply this rule, which is not specifically addressed under French GAAP, in order to limit the differences with the financial statements filed with the U.S. SEC. Thomson’s financial statements for 2001 have been restated accordingly.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Use of estimates: The preparation of the consolidated financial statements in conformity with French GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated statements. Actual results could differ from these estimates.

Estimates made by management include among other items, accrued accounts receivable allowances, inventory and investment valuation allowances, retirement and post-retirement benefits, depreciation and amortization, loss reserves, deferred tax, contingencies and environmental obligations.

In 2003, design tooling amortization was extended from 18 months to 24 months, mainly in the Consumer Products segments, because the usage of such tools is proven to be longer and because such tools are guaranteed by the supplier over such duration. The impact of the new duration, if applied in 2001 and 2002, would have improved the operating income in an amount of €2 million and €3 million, respectively, in 2001 and 2002. Had the previous duration been applied in 2003, the amortization charges would have increased by €2 million.

U.S. GAAP reconciliation: Thomson files an annual report on Form 20-F with the Securities and Exchange Commission in the U.S., which contains a reconciliation of operating income, net income and shareholders’ equity prepared in accordance with French GAAP, to net income and shareholders’ equity prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

a) Consolidation

The financial statements of the subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, modified article L233-16 of the French Commercial Code, which did not permit the consolidation of a company unless at least one share was owned. According to this new Article 133 and disregarding the number of shares held, fully controlled special purpose entities (SPEs), will be consolidated as of January 1, 2004, applying a retroactive method. The law does not allow an early application in 2003. Thomson has two such SPEs, one put in place in 2000 and the other in 2001, which will be affected by the application of this new article in 2004. As in previous years, the potential impact on the balance sheet and profit and loss account had these entities been consolidated is set out in Note 24 of these financial statements.

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b) Translation of foreign subsidiaries’ financial statements

The financial statements of foreign subsidiaries are translated into euros using the following principles:

-	balance sheets are translated at the closing foreign exchange rates prevailing at the balance sheet date;

-	statements of income and cash flows are translated at the average exchange rates of the period; and

-	the resulting translation differences are reflected as a translation adjustment in the shareholders’ equity section of the balance sheet.

The main foreign exchange rates used for translation are summarized in the following table (expressed in each case as one unit of each foreign currency converted to euros):

	2001		2002		2003
	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
U.S. dollar	1.13469	1.12535	0.95356	1.05803	0.79177	0.87934
Pound sterling	1.64339	1.61480	1.53728	1.59132	1.41884	1.44323
Canadian dollar	0.71038	0.72405	0.60423	0.67386	0.61599	0.63124
Hong Kong dollar	0.14551	0.14429	0.12228	0.13566	0.10199	0.11293

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are converted in functional currency at the respective exchange rates prevailing at the balance sheet dates. The related unrealized exchange gains and losses are included under “other financial expense, net” in the consolidated income statements, except if the assets or liabilities were hedged.

Transactions denominated in foreign currencies are converted at the exchange rate prevailing at the date of the transaction or at the rate of the applicable forward contract if hedged.

d) Financial instruments

Thomson enters into financial instruments to hedge foreign currency risk, interest rate risk and from time to time to hedge the market volatility of certain marketable equity investments.

Financial risk exposures are managed centrally by the Corporate Treasury department in Paris in accordance with market conditions and in the framework of procedures established by management. Thomson enters into over-the-counter financial instruments, with a limited number of counterparts. Depending on local foreign currency regulations or practical access to markets, foreign exchange transactions are carried out by the Corporate Treasury in Paris or by the Hong Kong regional treasury or by the Americas regional treasury (the latter for transactions in Mexican peso). Affiliates unable to enter into foreign currency hedging operations with Corporate Treasury because of local laws or regulations do so directly with local banks under the supervision of Corporate Treasury and in accordance with corporate policies and procedures.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Foreign currency risk

Thomson operates as a global company and consequently is subject to mismatches between the currencies in which sales are made and the currencies in which expenses are incurred. Moreover, the Group operates in certain emerging markets, which are subject to risks and uncertainties inherent in such markets, including economic and governmental instability, controls on repatriation of earnings and capital and restrictions on the means available to Thomson to hedge currency fluctuation risks.

Thomson’s policy is to reduce the impact of foreign currency fluctuations on net commercial transaction exposures generally on a short-term basis and in certain cases for longer periods depending on the cycle of the underlying business activities. The Group buys and sells currencies on a forward basis and buys currency options.

Foreign currency forward contracts, and foreign currency options, are considered as hedges for accounting purposes if they are designated to hedge accounts receivable and accounts payable amounts on the balance sheet at the closing date of the period or anticipated commercial transactions.

The nature of the commercial products sold and the consistency of the demand for these products are such that it is reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions are recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that do not qualify for hedge accounting are recorded at market value, and gains and losses resulting from these instruments are recognized as “other financial income (expense), net” in the consolidated income statements.

Interest rate risk

Thomson’s policy is to hedge interest rate exposures in accordance with target ratios of fixed/floating debt, which are set periodically as a function of market conditions.

The Group enters into interest rate swaps and buys forward rate agreements and caps.

Gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, are accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest income (expense), net” and the accruals are included either in “other receivables” or “other creditors and accrued liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that do not qualify for hedge accounting as well as interest rate caps are marked-to-market and in the case of loss a provision is taken. This loss is recognized in “other financial income (expense), net” in the consolidated income statements.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

Effective January 1, 2001, an agreement was signed with DIRECTV notably relating to the marketing of DIRECTV digital decoder products through U.S. retail distribution channels under the RCA®trademark. Under the terms of the agreement, Thomson received a shipment-based subsidy with no additional services to render nor any continuing obligations to DIRECTV. These product sales and related subsidies were recognized as revenue at the time of shipment. This agreement terminated in January 2002.

Licensing revenue

Patent licensing agreements generally provide that a specified royalty amount is earned at the time of shipment on each product shipped to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. Generally, the actual royalty amount is required to be declared by the licensee and paid to the Group within 30-60 days after the end of the calendar quarter. New license agreements can also include provision for the licensee to pay for past shipments.

The Group may enter into specific licensing agreements according to which its only obligation is to maintain and defend the patent rights licensed to its customers. Under such contracts, the related revenues are recognized when the right to such revenues is acquired.

Sales of patents incidental to patent licensing activities are recorded as revenues when earned.

Warranty and returns

Estimated product warranty costs are provided for at the time of sale. The warranty reserve covers all of the products that are still under warranty. The amount of the reserve is determined based upon known non-recurring product issues as well as on historical experience.

Thomson accrues an estimate, at the time of sale, through its warranty reserve for all returns from its customers related either to product failures or consumer returns. Although Thomson’s general policy is to not accept returns of undamaged products, Thomson may accept returns for undamaged products on a discretionary basis. The impact of these returns has historically not been material.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Price protection

Price protection may be granted to customers in certain countries where it is common when Thomson’s retail price of a product decreases for items held in stock by the customer. Price protection programs are discretionary. Accordingly, Thomson accrues for price protection at the time allowances are probable of being granted to customers. Price protection is reflected as a reduction of sales.

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

f) Fixed assets

Goodwill is amortized on a straight-line basis over its estimated useful life, generally over a period of 5 to 20 years.

Trademarks and similar rights with an indefinite economic life are no longer subject to amortization, in accordance with French GAAP.

Software development costs are generally expensed. Elements may be capitalized as intangible assets when they comply with the following criteria:

-	the project is clearly defined and costs are separately identified and reliably measured,

-	the technical feasibility of the software is demonstrated,

-	the software will be sold or used in-house,

-	a potential market exists for the software, or its usefulness (in case of internal use), is demonstrated, and

-	adequate resources for the project are available.

Software costs thus capitalized are categorized and amortized over their economic useful lives, which generally do not exceed 3 years.

Unless impaired, property, plant and equipment are carried at historical cost.

Depreciation is computed using the straight-line or declining-balance method over the estimated useful lives of the assets or using the unit of production method when appropriate.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Depreciation is generally applied over the following estimated useful lives of the fixed assets:

-	20 to 40 years for buildings,

-	1 to 12 years for plant and equipment,

-	4 to 10 years for other fixed assets.

At the balance sheet dates and whenever events or changes in market conditions indicate a potential impairment of intangible assets or property, plant and equipment, the expected future cash flows (undiscounted for tangible as well as intangible with a definite useful life and discounted for intangible with an indefinite useful life) of the related assets are compared with the carrying amounts of such assets. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their fair market value. The fair value is computed by reference to the discounted expected future cash flows generated by these assets.

g) Other investments

Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual basis. Net realizable value is based upon the underlying equity of the investment, its expected future profitability, or its market value (average of the quoted prices of the closing month for listed investments).

h) Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) or weighted-average method.

The cost of finished goods and work in progress inventories includes the cost of raw materials, labor and subcontracted purchases used during production, plus an allocation of industrial overhead. A valuation allowance is recorded when the carrying value is higher than the net realizable value.

i) Research and development

Research and development costs are expensed as incurred (subject to the qualification set out in paragraph (f) above, concerning software development costs).

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

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

l) Pensions and retirement and termination benefits

Retirement indemnities and post-retirement benefits are accrued over the years of service of the employees.

The method used is the Projected Unit Credit Method with projected final salary. Actuarial gains or losses, such as gains and losses resulting from the effect of changes in actuarial assumptions, are deferred except for that part in excess of 10% (“corridor”) of the greater of the beginning balance of the fair market value of plan assets or the projected benefit obligation. This part in excess is amortized over the average remaining service period of active employees expected to receive benefits under the plan or if all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants is used. This part is included as a component of the pension costs.

m) Reserves

Regulation 00-06 of the French Committee on Accounting Regulations (Comité de la Réglementation Comptable) relating to the accounting for liabilities was required to be adopted in 2002. The cumulative effect of this change in accounting principles as of January 1, 2002 was nil.

Restructuring reserves are recorded when Thomson has a current obligation as a result of a past event and for which an outflow of resources is probable and a reliable estimate can be made. Consequently, restructuring reserves are accrued for when a restructuring decision to close a facility, or to reduce or relocate the workforce meets the criteria stated in Regulation 00-06 of the French Committee on Accounting Regulations.

n) Statements of cash flows

Cash flows from operating activities are determined using the reconciliation from “operating income” according to the method permitted by Regulation 99-02, instead of the reconciliation from “net income”.

o) Other income and expense

“Other income, (expense), net” includes restructuring costs, gains or losses on disposals of fixed assets, write-offs/impairments of fixed assets and any other material unusual items.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

p) Legal reserve

Pursuant to French law, Thomson is legally required to contribute a minimum of 5% of its annual net income (after any reduction for losses carried forward from the previous year) to a legal reserve. This minimum contribution is no longer required when the legal reserve equals 10% of the aggregate nominal value of its issued share capital. The legal reserve may be distributed only upon liquidation. At December 31, 2003 Thomson’s legal reserve amounted to € 43 million.

q) Earnings per share

The basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year. Treasury shares are not considered as outstanding for the purposes of the computation of earnings per share.

The diluted earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any potential dilutive issues of common shares (mainly share options, warrants, and convertible bonds issued by the Company on its own common shares). Net income for the purposes of this calculation is therefore restated to exclude the interest expense, net of tax, related to such potential dilutive issues and numerator is restated by the equivalent in shares of convertible bonds.

2. SIGNIFICANT CHANGES IN THE CONSOLIDATED COMPANIES

As of and for the year ended December 31, 2003, Thomson’s consolidated balance sheets and income statements include the accounts of companies listed in note 30. The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the pro rata consolidation method as of December 31, 2003, 2002 and 2001:

	December 31,
	2001		2002		2003
	France	Others	France	Others	France	Others
Number of companies:
Parent company and consolidated subsidiaries	25	133	29	148	38	153
Companies consolidated by pro rata method	2	9	5	25	5	26
Companies accounted for under the equity method	1	4	—	2	3	7

Sub-total	28	146	34	175	46	186

Total	174		209		232

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Changes in the scope of consolidation in 2003

•	Since January 1, 2003 the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, thirty entities have been included in the scope of consolidation, representing an external turnover of € 14.6 million, operating result of € 1 million and total assets of € 45.2 million.

•	In January 2003, Screenvision Europe Group sold its 71% participation in a subsidiary, TWICE, which is therefore not consolidated subsequent to December 31, 2002.

•	On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement). The company acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway™. In both cases, the related products and services are marketed to digital TV operators.

During December 2003, Thomson completed the sale of the MediaHighway™ business and the MediaGuard™ business. The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase (note 23) and sale of the Canal+ Technologies business are in note 6. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were € 90 million and € -2 million respectively for the eleven months of the year 2003.

•	On February 5, 2003, Thomson acquired from Alcatel the latter’s 50% interest owned in the ATLINKS joint venture for an amount of € 69 million, Thomson already held the other 50%, together with the management control. ATLINKS is now 100% held by the Group.

•	On February 28, 2003, the Group acquired Pacifica Media Affiliates (PMA) assets, a leading Los Angeles-based provider of audio editorial, and mixing facilities for feature films and broadcast production content. PMA has been fully consolidated since that date.

•	On March 31, 2003, an amendment to the joint venture agreement with Schneider concerning Easyplug was made, according to which Thomson lost control over the joint venture. Easyplug is therefore consolidated by the equity method at 50% since that date.

•	On May 8, 2003 Screenvision Europe, a 50-50 joint venture with Carlton Communications, acquired 100% of RMB Slovakia S.r.o. and 50% of Nordic Media Link A.B. (NML). These entities are consolidated from that date using the pro rata method.

•	On June 6, 2003, Thomson acquired from Microsoft its 20.4% of minority interests in TAK. The Group now owns 100% of this company.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On June 16, 2003, Screenvision Europe acquired the 50% minority interest in RMB Entertainment S.A.

•	On June 16, 2003, Thomson purchased the remaining 11% minority interests in Thomson multimedia India Private Ltd. The Group now owns 100% of this company.

•	On July 8, 2003, Thomson acquired for an amount of € 50 million the business and assets of the Recoton accessories business, a leading provider of accessories and related services to the U.S. retail industry. The Recoton business has been fully consolidated since that date.

•	On July 8, 2003, Thomson acquired additional shares in Celstream, a global information technology services firm with advanced expertise in product development, located in India. Thomson owns 38.75% of Celstream, which has been consolidated by the equity method since that date.

•	On September 18, 2003, Thomson acquired from Qualcomm its 20% interest in the Technicolor Digital Cinema (TDC) joint venture, for a total amount of € 23 million (of which € 15 million was paid in cash in 2003). The Group now owns 100% of Technicolor Digital Cinema, which is fully consolidated since that date (previously, TDC was consolidated using the pro rata method).

•	On October 21, 2003, Thomson acquired Cinecolor Lab Company, Ltd, a Thai company and one of the premier motion picture film laboratories and post-production facilities in the Austral-Asian film and post-production markets. Cinecolor is fully consolidated since that date.

•	On November 13, 2003, Thomson completed the disposal of all of its interests in the business and assets of Singingfish for € 7 million.

•	On December 31, 2003, Thomson sold 55.1% of its participation in Total Technology Company, a company located in Asia.

Changes in the scope of consolidation in 2002

•	On December 17, 2001, Thomson acquired Alcatel’s DSL activity. This activity has been fully consolidated since January 1, 2002.

•	Thomson Zhaowei multimedia, a joint venture formed in the second half of 2001 with Beijing C&W Electronics (Group) Co Limited situated in Beijing (People’s Republic of China), is 55% held by Thomson multimedia Asia and consolidated under the pro rata method since January 1, 2002. This joint venture develops, manufactures and sells TVs and digital set-top boxes. The subsidiary was shown at cost under “other investments” in 2001 because no significant activities occurred during 2001.

•	On January 2, 2002, Thomson acquired the 50% interest of J2T Holding GmbH owned by Victor Company of Japan Limited. After this transfer, J2T Video Tonnerre is now 100% owned by Thomson and has been fully consolidated since January 1, 2002.

•	On January 31, 2002, in accordance with the contract signed in March 2001, Thomson acquired from Philips an additional 16.67% interest in BTS Holding International B.V. and, in September 2002, acquired the remaining 16.67%. The Group now holds 100 % of BTS Holding International B.V.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On February 1, 2002, 33.33% of A Novo Comlink España (Spain) was sold by ATLINKS to A Novo, in accordance with a contract signed with the purchaser in 2000. ATLINKS sold its remaining interest of 33.33% in December 2002.

•	On February 20, 2002, Thomson acquired 100% of Vidfilm, a privately held digital post production services company with operations in the Los Angeles area, London, and Singapore. Vidfilm has been fully consolidated since that date.

•	On February 25, 2002, Thomson acquired a business related to the DVD compression, authoring, regionalizing and related services business from Still In Motion LLC and two private vendors, which has been fully consolidated since that date.

•	On March 1, 2002, the Group acquired all of the shares of Grass Valley Group, a leading supplier of digital broadcasting equipment. Grass Valley Group has been fully consolidated since that date.

•	On April 4, 2002, the Group acquired all of the shares of Southern Star Duplitek Pty Limited in Australia. Duplitek is an Australian leader in manufacturing and distribution of pre-recorded DVDs and videocassettes. Duplitek has been fully consolidated since that date.

•	On May 7, 2002 the Group formed Screenvision Holdings (Europe) Limited, a 50-50 joint venture with Carlton Communications Plc to purchase the entire issued share capital of Circuit A in France, and RMB II, a subsidiary formed by Régie Media Belge (RMB) in Europe in order to acquire the cinema screen advertising business owned by UGC and RTBF (Radio Télévision Belge de la communauté Française) in certain European countries. This acquisition has been consolidated under the pro rata method since the closing, which occurred on June 28, 2002.

•	On June 25, 2002, the Group acquired Panasonic Disc Services Corporation (PDSC), a company specializing in DVD replication and distribution services in the U.S. and in Europe. PDSC has been fully consolidated since that date.

•	On June 28, 2002, Thomson acquired Grundig’s set-top box activity through the acquisition of the Digital Intermedia System Business (“DIS Business”). The DIS Business comprises one manufacturing and two research and development facilities. This company has been fully consolidated since that date.

•	On September 19, 2002, Screenvision U.S. a 50-50 joint venture of the Group with Carlton Communications, acquired 100% of the U.S. operations of Val Morgan, a division of Television Media Services specialized in the cinema advertising business. This company has been consolidated under the pro rata method since that date.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Pro forma information

For comparative purposes, the table below presents supplemental information on a pro forma basis as if the 2003 business combination had been completed at the beginning of the period and provides for the same information as of the immediate comparative period.

	12 months 2002	Impact of acquired and disposed businesses (1)	12 months 2002 Pro forma	12 months 2003	Impact of acquired and disposed businesses (2)	12 months 2003 Pro forma
	Unaudited (In millions of euro, unless otherwise stated)
Net sales	10,187	513	10,700	8,459	46	8,505
Operating income (loss)	718	15	733	508	(3)	505
Financial expense	(128)	(15)	(143)	(79)	(2)	(81)
Goodwill amortization	(78)	(10)	(88)	(76)	(1)	(77)
Minority interests	13	(9)	4	(8)	2	(6)
Net income (loss)	373	(19)	354	26	(4)	22
Basic net income (loss) per common share (in euro)	1.35	(0.07)	1.28	0.09	(0.01)	0.08
Weighted average number of shares outstanding in the period (in thousands)	277,240	—	277,240	276,797	—	276,797
Diluted net income (loss) per common share (in euro)	1.29	(0.01)	1.28	0.09	(0.01)	0.08
Weighted average number of shares and diluted potential common shares (in thousands)	277,240	—	277,240	276,797	—	276,797

(1)	2002 pro forma information has been computed as if 2002 ans 2003 business combinations had occurred as of January 1, 2002. These business combinations relate mainly to the following acquisitions: (2002 acquisitions) Alcatel DSL, Vidfilm, Still in Motion, Grass Valley Group, Duplitek, Grundig (DIS business), Screenvision Europe and PDSC ; (2003 acquisitions) PMA, Cinecolor Lab Cie and Recoton business.
(2)	2003 pro forma information has been computed as if 2003 business combinations had occured as of January 1, 2003. These business combinations relate mainly to the following acquisitions: PMA, Cinecolor Lab Cie and Recoton business.

No entity or segment component was excluded from consolidation in 2002 and 2003.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

3. INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

	France	Rest of Europe	U.S.	Rest of Americas	Asia/ Pacific	Elimination	Total
	(€ in millions)
December 31, 2003
Net sales	2,032	1,342	3,992	462	631	—	8,459
Transfers from/to other geographical areas	589	884	110	310	593	(2,486)	—
Operating income (1)	259	163	21	60	5	—	508
Long lived assets, net	87	496	480	240	171	—	1,474

December 31, 2002
Net sales	2,028	1,418	5,345	534	862	—	10,187
Transfers from/to other geographical areas	416	931	286	298	735	(2,666)	—
Operating income (1)	211	213	191	60	43	—	718
Long lived assets, net	92	448	716	197	169	—	1,622

December 31, 2001
Net sales (2)	1,848	1,382	5,740	562	859	—	10,391
Transfers from/to other geographical areas	801	890	124	330	815	(2,960)	—
Operating income (1)	231	139	146	77	43	—	636
Long lived assets, net	120	352	773	151	140	—	1,536

(1)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the operating income of the selling area.
(2)	Restated for EITF 01-09, effective in the U.S. in 2002 (see note 1).

Net sales and operating income are classified by the location of the business that invoices the customer.

Analysis by Business Segment

In order to further stress customer focus and simplify the Group’s structure, Thomson formed in 2003 the four following segments: Content and Networks, Consumer Products, Components and Licensing.

•	Content and Networks comprises the following activities:

-	Video content preparation and distribution activities under the Technicolor® trademark (post-production, media asset management, replication and distribution of films, DVDs and VHS cassettes) and the screen-advertising businesses (Screenvision);

-	Broadcast and network equipment and services under GVG® trademark; and

-	The Broadband Access Products activity, including decoders and modems. The business of ATLINKS, carried out in conjunction with telecommunications companies, is also managed within the Broadband Access Products activity.

•	Components, produces and sells television tubes, other display devices, optical components and television and video components.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	Consumer Products activities comprise television sets, audio and video products, accessories, and home telephony products sold through retail channels. The Consumer Products segment also includes the worldwide marketing and sales organization for retail products.

•	Licensing manages and develops the Group’s portfolio of licenses, as well as those of external customers.

In addition, the Holdings column includes amounts related to central corporate functions and worldwide programs unrelated to a specific business segment (e.g., central research and development).

The operations of the former New Media Services division have been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content and Networks activities (principally the screen-advertising activity).

	Content & Networks	Components (4)	Consumer Products (1)	Licensing (3)	Holdings	Consolidation Adjustments	Total
	(€ in millions)
December 31, 2003
Net sales from external customers	3,714	1,072	3,198	462	13	—	8,459
Intersegment sales (a)	9	424	13	1	148	(595)	—
Depreciation and amortization	(141)	(99)	(80)	(5)	(16)	—	(341)
Operating income (loss)	436	(101)	(124)	411	(114)	—	508
Interest income (expense), net (b)	(16)	(5)	(13)	5	20	—	(9)
Income from equity investments	(5)	—	(2)	—	—	—	(7)
Other income (expense), net (c)	(75)	(149)	(52)	1	26	—	(249)
Segment assets (f)	2,431	920	911	8	98	—	4,368
Capital expenditures (d)	(297)	(137)	(48)	(2)	(9)	—	(493)
Capital employed (1)	1,917	612	320	47	82	—	2,978
Net goodwill	1,077	—	23	—	—	—	1,100

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	Content & Networks (2)	Components (4)	Consumer Products (1)	Licensing (3)	Holdings	Consolidation Adjustments	Total
	(€ in millions)
December 31, 2002 (*)
Net sales from external customers	3,924	1,560	4,264	429	10	—	10,187
Intersegment sales (a)	42	664	56	—	188	(950)	—
Depreciation and amortization	(152)	(125)	(105)	(2)	(12)	—	(396)
Operating income (loss)	420	84	(52)	387	(121)	—	718
Interest income (expense), net (b)	(20)	(3)	(23)	8	47	—	9
Income from equity investments	—	—	—	—	—	—	—
Other income (expense), net (c)	(38)	(42)	2	—	(18)	—	(96)
Segment assets (f)	2,736	1,047	1,244	19	76	—	5,122
Capital expenditures (d)	(359)	(244)	(67)	(1)	(11)	—	(682)
Capital employed (1)	2,209	728	771	66	107	—	3,881
Net goodwill	1,310	1	9	—	—	—	1,320

	Content & Networks (2)	Components (4)	Consumer Products (1)	Licensing (3)	Holdings	Consolidation Adjustments	Total
	(€ in millions)
December 31, 2001 (*)
Net sales from external customers (**)	3,460	1,642	4,884	395	10	—	10,391
Intersegment sales (a)	1	756	6	—	191	(954)	—
Depreciation and amortization	(90)	(137)	(120)	(5)	(16)	—	(368)
Operating income (loss) (e)	458	111	(160)	338	(111)	—	636
Interest income (expense), net (b)	(27)	(23)	(117)	—	138	—	(29)
Income from equity investments	—	—	(2)	—	(1)	—	(3)
Other income (expense), net (c)	12	(104)	93	(2)	9	—	8
Segment assets (f)	2,562	1,164	1,665	72	127	—	5,590
Capital expenditures (d)	(167)	(158)	(82)	(58)	(14)	—	(479)
Capital employed (1)	2,087	755	1,056	124	(23)	—	3,999
Net goodwill	890	1	10	—	—	—	901

(*)	Restated with the transfer of Nextream and Broadband Access Products activities from the Consumer Products segment to the Content & Networks segment and with the transfer of New Media Services activities to Consumer Products and Content & Networks segments.
(**)	Restated for EITF 01-09 effective in the U.S. in 2002 (note 1).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(a)	Starting January 1, 2002 the Licensing segment no longer includes license fees charged to other segments; prior period segment information restatements only impact the second half of 2001 (Content & Networks and Components).
(b)	In 2001, interest expense, net is allocated to segments based upon average working capital requirement levels upon which market interest rates are applied for each country in which the entities comprising the segments operate (“imputed interest”). The difference between Thomson’s consolidated interest expense and the imputed interest is allocated to Holdings. In 2002 and 2003, interest expense was no longer allocated.
(c)	The caption in “other income (expense)” mainly comprises the following:

For 2003

Significant items as follows:

-	€ -217 million for restructuring expenses as detailed in note 18 “restructuring reserves”.

-	€ +51 million for Gain on disposal of fixed assets/investments as detailed in note 6.

-	€ -52 million for Write-off of fixed assets as detailed in note 6.

-	Other significant items as follows:

•	During February 2003, the Components segment decided to temporarily stop one of its large-size tube production lines (line 1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003, together with the decision to close a second line (see below). The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and totaled € -8 million. They include mainly employee unemployment costs (€ -3 million) and operational impairment (€ -5 million). Operational impairment consists primarily of the reduced production output that resulted from inter-plant job changes that are required by the seniority protection clauses in the union contracts.

•	€ -10 million related to Components segment, which decided to stop a second display production line (line 2) in Marion, Indiana, in June. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and amount to € -10 million. This mainly includes employee unemployment costs (€ -4 million), operational impairment (€ -5 million) and some other costs (€ -1 million) with no future benefits for the Group and which are directly related to the decision to temporarily stop the production line.

•	€ +6 million income related to the reversal of a provision for litigation (i.e., a judgment rendered in favor of Thomson), as well as other various miscellaneous income.

•	€ -4 million pertains to pension and medical retiree benefit expenses incidental to the major restructuring plans. Such pension settlement expense corresponds to a portion of the unrecognized pension loss as employees from previous restructuring plans terminated their lay-off status and withdrew their pension money. Such amount is broken down by segment as follows: € -2 million in Consumer Products, € -1 million in Holdings and € -1 million in Content & Networks.

•	€ -8 million are related to litigation in the Audio Video profit center.

For 2002

Significant items as follows:

-	€ -141 million for restructuring expenses as detailed in note 18 “restructuring reserves”.

-	€ +79 million for gain on disposal of fixed assets/investments as detailed in note 6.

-	€ -15 million for Write-off of fixed assets as detailed in note 6.

-	Other significant items as follows:

•	€ -8 million is related to the TAK activity, discontinued in 2002. TAK was in the former New Media Services segment (now Content and Networks) and was developing and marketing services for interactive television. The amount classified in “other income (expense), net” corresponds to operating costs of the period of this discontinued activity. Prior year operating losses have not been restated (€ -10 million for year 2001). Restructuring costs related to this discontinued activity (€ -5 million) have also been classified under “other income (expense), net”.

•	The effect of operational inefficiencies in one of the Components segment glass plants due to a fire, mainly unabsorbed overheads, labor variance and scrap, is presented under “other income (expense), net” in an amount of € -3 million.

•	On June 10, 2002, in connection with a patent infringement claim concerning the Consumer Products segment, Thomson entered into a settlement and license agreement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002), and a fully paid up worldwide license for the remaining life of the settled patents. Consistent with 2001 classification, the damages in excess of the previous year accruals have been classified under “other income ( expense)” and amount to € -5.7 million. When patent infringement cases are settled in the Group's favor the settlement received by the licensing companies of the Group corresponding to the amount of royalties which should have been received during the license period, is recorded under “net sales”.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

For 2002 and 2001

The Group experienced operational inefficiencies on one of its Components segment glass panel lines beginning in the second half of 2001 due to equipment failure. Because no insurance indemnity had yet been agreed upon with the insurance company in 2001, the Group elected to classify the portion of scrap and overhead and labor variance in connection with this situation under “other income (expense), net” in the amount of € -6.6 million in 2001. In 2002, the insurance recovery proceeds received were allocated in an amount of € 10 million and € 9.9 million to “other income (expense), net” and operating income, respectively, in proportion to the costs incurred in 2001 and 2002 respectively.

For 2001 only

Significant items as follows:

-	€ -107 million for restructuring expenses as detailed in note 18 “restructuring reserves”.

-	€ +163 million related to the capital gain arising from the disposal of fixed assets/investments as detailed in note 6.

-	€ -23 million for write-off of fixed assets as detailed in note 6.

-	Other significant items as follows:

As part of a substantial reassessment of its product portfolio, the Group discontinued certain products or product lines, which have not resulted in restructuring plans. As of December 31, 2001, the related costs, mainly finished goods and raw material inventory write-offs (€ -30 million related to Consumer Products), and purchase order and other contract cancellation costs (€ -18.5 million related to Consumer Products) have been classified as “other income (expense), net”. Related fixed asset write-offs (€ -4.8 million for Consumer Products and € -11.6 million for Components) are included in “other income (expense), net”. Although reassessment of the product portfolio is an ongoing activity for the Group, the effects of which are reflected in operating costs, the Group believes that the scope of this year’s reassessment was much more comprehensive and warrants the reclassification outside of operating costs in 2001.

(d)	Amounts before the net change in debt related to capital expenditure payables of € -17 million, € +74 million and € -20 million for the years ended December 31, 2003, 2002 and 2001, respectively.
(e)	In 2001, Thomson changed its global policy concerning employee entitlement to vacation. Previously, employees on the payroll of Thomson, Inc. and Thomson multimedia Licensing, Inc. were entitled to full vacation based upon length of service with the Group at December 31 for payment in the succeeding calendar year. Under the new policy, employees accrue their vacation ratably throughout the calendar year. As a result of the decision to modify the policy during 2001, € 14.9 million of expense was reversed in 2001, consisting mainly of € 9.1 million for Consumer Products, € 4.7 million for Components and € 0.8 million for Licensing.
(f)	Amounts include advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts receivables gross for € 205 million, € 235 million and € 221 million as of December 31, 2003, 2002 and 2001 respectively. From 2002, accruals related to sales incentives, which are deducted from sales, are classified in deduction of “trade receivables” instead of “other creditors and accrued liabilities” (note 21). 2001 has not been restated (€ 38 million as of December 2001 was recorded in “other creditors and accrued liabilities”). This restatement only concerns the Consumer Products segment.
(1)	Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).
(2)	The amounts as of December, 2001 and 2002 have been restated accordingly to the new 2003 business organization.
(3)	As set out under accounting policies of the Group, Thomson's patent license agreements generally provide that a specified royalty amount is earned on each product shipped to a third-party by a licensee. Thomson's policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. However, some agreements may include royalty payments related to previous periods’ production. Such payments can be significant, as was the case in 2003.

Also, in the context of the sale of the Canal+ Technologies assets (see note 6), Thomson Licensing S.A. sold fully paid-up licenses on patents.

(4)	The Components segment includes SDM, which from July 2003 to December 31, 2003 was temporarily managed by the Senior Executive Vice President of the Audio, Video and ATLINKS activities and Thomson Quality System.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Reconciliation of segment information to consolidated figures:

	2001	2002	2003
	(€ in millions)
Segment assets	5,590	5,122	4,368
Goodwill	901	1,320	1,100
Investments and other non-current assets	417	218	185
Current accounts with affiliated companies	43	71	79
Other receivables	1,059	1,278	960
Contract advances, net (1)	248	242	205
Cash and cash equivalents	1,532	1,463	2,383

Total consolidated assets	9,790	9,714	9,280

(1)	Contract advances relate to the Content and Networks segment.

4. RESEARCH AND DEVELOPMENT EXPENSE

	2001	2002	2003
	(€ in millions)
Research and development expense gross	(383)	(386)	(304)
Government agency subsidies (1)	15	12	9

Research and development expense, net of subsidies	(368)	(374)	(295)

(1) Amounts received from repayable advances	3	3	—
Advances repayable as of closing date	14	17	17

5. FINANCIAL EXPENSE

	2001	2002	2003
	(€ in millions)
Interest income	45	51	32
Interest expense	(74)	(42)	(41)

Interest (expense) income, net (1)	(29)	9	(9)

Cash payment discounts granted	(9)	(10)	(9)
Cash payment discounts obtained	2	1	1
Pension plan interest costs relating to shut-down activities	(20)	(26)	(24)
Other interest on non-financial payables	(9)	(13)	(14)
Dividends	1	—	2
Exchange profit (loss)	9	(2)	(18)
Other (2)	(134)	(87)	(8)

Other financial expense, net	(160)	(137)	(70)

Total	(189)	(128)	(79)

(1)	Includes € 6 million, € 15 million and € 25 million of interest on promissory notes related to the acquisition of Technicolor for the years ended December 31, 2003, 2002 and 2001, respectively. In 2002, the change in net interest expense relative to 2001 is mainly due to lower swap costs (on euro deposits swapped into USD for on-loan to U.S. affiliates) due to sharply lower interest rates.
(2)	This amount mainly includes the valuation allowance related to financial investments carried at cost.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

6. OTHER INCOME (EXPENSE), NET

	2001	2002	2003
	(€ in millions)
Restructuring costs, net (1)	(107)	(141)	(217)
Gain on disposal of fixed assets/investments (2)	163	79	51
Write-off of fixed assets (3)	(23)	(15)	(52)
Other (4)	(25)	(19)	(31)

Total other income (expense), net	8	(96)	(249)

(1)	Net restructuring costs by segment are detailed in note 18.
(2)	In 2003, this amount mainly relates to Canal+ Technologies businesses disposal:

On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement) for a purchase consideration of € 190 million. The business acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway™. In both cases, the related products and services are marketed to TV operators.

During December 2003, Thomson completed the sale of the MediaHighway™ business and of the MediaGuard™ business. The assets retained were intellectual property assets, plus cash acquired with and retained in the business. The sale of the two businesses resulted in a capital gain of € 46 million after tax (recorded in the holdings segment). The activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003, and all income and expense of the businesses, together with the gain on disposal net of expected costs have been combined and recorded under “other income (expense), net”.

In 2002 and 2001, the gain relates to the disposal of unconsolidated investments together with the gain on hedges associated with such investments.

(3)	As of December 31, 2003, this amount mainly relates to the impairment of certain production assets of the Content & Networks segment for € -21 million, and to the impairment of certain assets in the Components segment for € -27 million.

In 2002, this amount concerns Content & Networks for € -7 million, Components for € -4 million and Consumer Products for € -3 million.

(4)	This caption is detailed in note 3 by segment for 2001 to 2003. Additionally, 2001 includes a gain of € 35 million related to the disposal of a derivative instrument acquired in 2000 in order to hedge the decline in value of supplier shares to be received in connection with a components purchase contract; such contract was subsequently terminated and consequently the derivative was no longer needed.

7. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime provides that the basis for income tax computation of the parent company is not limited to the taxable income of its 95% owned French consolidated subsidiaries, as it was in the old Regime applicable to Thomson S.A., but also includes the taxable income of French and foreign entities owned as to more than 50% (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to foreign entities owned as to more than 50%, to be applied as a credit to income taxes due in France.

The Regime is in force retroactive to January 1, 2001 and will expire on December 31, 2005 unless renewed. As a consequence, Thomson filed worldwide consolidated tax returns for the years 2001 and 2002 in November 2002 and November 2003, respectively, and the related consequences are reflected in Thomson’s 2002 and 2003 financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

a) Income tax expense is summarized below:

	2001	2002	2003
	(€ in millions)
Current income tax:
France	(59)	(18)	(12)
Effect of the Regime	—	33	—

Sub-total current income tax France	(59)	15	(12)

Foreign	(83)	(93)	(79)

Total current income tax	(142)	(78)	(91)

Deferred income tax
France	2	47	(2)
Foreign	1	(25)	30

Total deferred income tax	3	22	28

Total income tax	(139)	(56)	(63)

In 2003, the income tax charge of the Group amounted to € -63 million, mainly located in Poland and in the U.K., whilst in the U.S. and in France, where Thomson is also in loss, patents income bears withholding taxes.

Also, the Group has recorded a net deferred tax asset of € 28 million. This amount includes mainly the recognition of deferred tax asset on part of the tax losses generated in the U.S in 2003, in view of an expected return to profitability in the U.S. in connection with the transfer of loss-making activities, with regards to the Combination Agreement to form TTE (note 29).

The increase of the current tax expense in 2003 compared to 2002 is mainly due to French taxes and relates to the effects of a non recurring tax refund in 2002 relative to the introduction of the Regime for € 33 million.

In 2001, the tax expense related to French subsidiaries amounted to € -57 million out of which € -56 million was calculated at the reduced rate applicable under French law on revenues for patents owned for more than two years.

In 2002, the Group recorded a net deferred tax asset of € 22 million. This amount includes, in France a net of € 47 million corresponding to the recognition of a tax benefit related to long term capital losses and valuation allowances on ordinary tax rate deferred assets, and € -25 million related to foreign entities.

In 2001, a deferred tax asset of € 3 million was recorded.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b) Reconciliation between the provision for income tax and the pre-tax accounting income/(loss):

	2001	2002	2003
	(€ in millions)
Net income/(loss)	286	373	26
Income tax	(139)	(56)	(63)
Minority interests	(22)	(13)	8

Net income before tax (before minority interests and after equity)	403	416	97

Equity result of unconsolidated subsidiaries	3	—	7

Pre-tax accounting income (a)	406	416	104

Provision for income tax using the statutory rate of 33.33% (34.33% in 2002 and 35.33% in 2001)	(143)	(143)	(35)
Permanent differences	(34)	3	2
Income tax refund due to retroactively application of the Regime	—	33	—
Unrecognized deferred tax assets and change in valuation allowance (1)	29	(68)	(63)
Tax credits	15	9	17
Effects of differences in tax rate (2)	(2)	35	30
Other, net (3)	(4)	75	(14)

Income tax	(139)	(56)	(63)

Pre-tax accounting income/(loss) before amortization of goodwill and share in net income of equity affiliates (4)	455	494	180

Effective tax rate (4)	30.5%	11.3%	35.0%

(1)	As of December 2003, the net tax loss carry forward created in the Regime has been recognized in the amount of € 16 million based upon a probable taxable income before December 31, 2006. Also, € 65 million of deferred tax on temporary differences has been depreciated in the U.S.

In 2002, this amount includes € -61 million of change in valuation allowance, € -12 million of unrecognized deferred tax assets and €5 million of carry-back from Thomson, Inc.

In 2001, this amount mainly related to € 24 million of carry back from Thomson, Inc.

(2)	In 2003, this amount comprised € 21 million related to operations taxed at reduced rate and € 9 million of effects of foreign tax rate differentials.

In 2002, this amount comprised € 26 million related to operations taxed at reduced rate, € 11 million of effects of foreign tax rate differentials and € -2 million of effects of additional tax rate of 3.3%.

In 2001, this amount reflects only the impact of additional tax rate of 3.3% in the amount of € -2 million.

(3)	In addition to other taxes of foreign subsidiaries (including U.S.) not based upon taxable income, this amount includes:

-	In 2003, € -11 million of unrecoverable withholding tax on licensing revenues.

-	In 2002, mainly € 99 million for the recognition of unusual deferred tax benefits as described in paragraph a) above as well as €-19 million of unrecoverable withholding tax on licensing revenues.

-	In 2001, € 39 million related to operations taxed at reduced rate, € 6 million of foreign tax rate differentials and € -22 million of unrecoverable withholding tax on licensing revenues.

(4)	The effective tax rate has been calculated on a net result before tax, minority interests, equity investments (refer to (a) above) and goodwill amortization (€ -76 million, € -78 million and € -49 million respectively at December 31, 2003, 2002 and 2001).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

c) Income/(loss) before income taxes and minority interests:

	2001	2002	2003
	(€ in millions)
Domestic activities	441	103	251
Foreign activities	(38)	313	(154)

Total income/(loss) before tax and minority interests (after equity result)	403	416	97

d) Deferred tax liabilities and income taxes payable:

	2001	2002	2003
	(€ in millions)
Deferred tax liabilities	25	23	23
Income taxes payable	151	151	85

Total tax liabilities	176	174	108

e) Deferred tax assets and liabilities included in other receivables and other creditors and accrued liabilities of the balance sheet:

	2001	2002	2003
	(€ in millions)
Deferred tax assets (net, by affiliates)	1,097	1,437	1,657
Valuation allowance	(842)	(1,154)	(1,365)

Deferred tax assets, net (note 13)	255	283	292

Deferred tax liabilities (note 21)	(25)	(23)	(23)

Net deferred tax assets (1)	230	260	269

(1)	Including € 93 million for Technicolor at December 31, 2002. This amount includes € -42 million of valuation allowance on deferred tax assets recorded through goodwill on Technicolor, PDSC and Grass Valley.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

f) Major temporary differences that give rise to deferred tax assets and liabilities:

	2001	2002	2003
	(€ in millions)
Tax effect of tax loss carry-forwards	564	680	786

Foreign Tax credit related to the Regime (1)	—	112	176

Tax effect of temporary differences related to:
Accrued vacation pay	14	9	8
Reserve for restructuring costs	29	29	27
Reserve for other risks and losses	172	144	126
Reserve for depreciation of assets	18	13	37
Reserve for pensions	124	192	195
Other temporary differences	228	314	365

Total temporary differences	585	701	758

Deferred tax assets, gross	1,149	1,493	1,720

Tax effect of temporary differences related to:
Reserve for depreciation of assets	(52)	(55)	(44)
Other	(25)	(24)	(42)

Deferred tax liabilities, gross	(77)	(79)	(86)

Total valuation allowance	(842)	(1,154)	(1,365)

Net deferred tax assets (liabilities)	230	260	269

(1)	Foreign tax credits are comprised of corporate taxes paid outside France and deductible from the Regime future income tax payable.

g) Expiration of ordinary tax loss carry-forwards is as follows (basis before applying tax rate as of December 31, 2003):

(€ in millions)
2004	167
2005	46
2006	47
2007	129
2008	53
2009 and thereafter	1,782

Total	2,224

Out of this amount, € 148 million correspond to the net tax loss carry forward created after January 1, 2001 in the Regime and can be used to offset taxable income on a worldwide basis until 2005.

A valuation allowance is recognized for almost all the tax loss carry-forwards relating to European marketing subsidiaries (out of which Thomson multimedia Sales Germany GmbH represents 44% of the total tax loss carry-forwards), and some Asian affiliates for which the recent financial performance and prospects do not enable to anticipate the use of such tax loss carry-forwards.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

8. FIXED ASSETS

(a) Intangible assets:

	2001	2002	2003
	Net	Net	Gross	Accumulated Amortization	Net
	(€ in millions)
Goodwill	901	1,320	1,269	(169)	1,100
Patents, trademarks and customer relationships	727	803	896	(100)	796
Other intangibles (mainly softwares)	68	60	152	(113)	39

Total	1,696	2,183	2,317	(382)	1,935

Gross value	1,992	2,524
Accumulated amortization	(296)	(341)

Goodwill

	Purchase Date	Amortization Life (years)	2001 Net	2002 Net	Gross	2003 Amortization	Net
	(€ in millions)
ATLINKS (1)	1999 & 2003	15	29	26	66	(10)	56
Technicolor Group (2)	2001	20	712	535	490	(73)	417
Screenvision US	2001	20	51	39	35	(4)	31
Miles O’ Fun, Inc.	2001	20	7	6	8	(1)	7
BTS	2001 & 2002	15	79	116	129	(22)	107
Thomson Broadband (ADSL)	2001	10	—	61	68	(14)	54
Vidfilm (4)	2002	20	—	68	30	(3)	27
Grass Valley	2002	15	—	93	91	(11)	80
Still in Motion (4)	2002	20	—	7	6	(1)	5
Southern Star Duplitek (4)	2002	20	—	49	29	(2)	27
Panasonic Disc Services Corporation (PDSC) (3)	2002	20	—	272	241	(18)	223
Screenvision Europe	2002 & 2003	20	—	19	17	(1)	16
Grundig DIS business	2002	15	—	7	9	(1)	8
Technicolor Digital Cinema (5)	2003	20	—	—	17	—	17
Cinecolor (5)	2003	20	—	—	11	—	11
Others (less than € 5 million net individually)			23	22	22	(8)	14

Total			901	1,320	1,269	(169)	1,100

(1)	As recorded in note 2, Thomson purchased Alcatel’s 50% interest in ATLINKS, which has resulted in an increase of related goodwill of € 34 million.
(2)	The gross value of goodwill applicable to Technicolor increased by € 2 million for purchase price adjustments and decreased by € 100 million in 2003 due to the decrease of the USD exchange rate.
(3)	The gross value of goodwill applicable to PDSC increased by € 10 million for purchase accounting adjustments and price adjustment and decreased by € 47 million in 2003 due to the decrease of the USD exchange rate.
(4)	These goodwill amounts have decreased in 2003 due to completion of purchase valuation assessments, notably for allocations to customer relationship (see below).
(5)	As of December 31, 2003, a preliminary purchase valuation assessment had been carried out on these companies. The final assessment should be completed no later than the close of the first financial year subsequent to the acquisition pursuant to French Regulation 99-02.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Patents, trademarks and customer relationships:

For acquisitions, Thomson carries out a purchase valuation assessment, including the assessment of the valuation of intangible assets. For material amounts, Thomson relies on independent experts to determine the amount of intangible assets. With respect to customer relationships, the valuation methodology used is generally based on the discounted future cash flows expected to be generated by the existing customer portfolio at the acquisition date. With respect to trademarks, the valuation methodology used is based on royalty rates which could reasonably be paid by third-party licensees on similar trademarks. Such intangibles are not amortized but are subject to periodic impairment tests using the same criteria as applied in the initial valuation.

Patents, trademarks and customer relationships consist mainly of:

-	Trademarks of Technicolor® (€ 182 million at December 31, 2003), Grass Valley® (€ 36 million at December 31, 2003), Recoton® (€ 23 million at December 31, 2003) and THOMSON® (purchased from TSA in 2001).

-	Customer relationships of Technicolor (€ 238 million), PDSC (€ 71 million), Screenvision Europe (€ 22 million), Southern Star Duplitek (€ 32 million) and Vidfilm (€ 34 million).

-	A license to use the RCA® trademark for consumer electronics products was obtained in 1988 and in 1999 an extended usage of the RCA® trademark was purchased from General Electric. Trademarks are no longer amortized.

-	In 2002 and 2003, license rights were acquired to use third-party patents in the Content and Networks segment. There is no value in Thomson’s consolidated balance sheets for the majority of patents owned by the Group.

Other intangible assets

Other intangible assets include mainly software.

(b) Property, plant and equipment:

	2001	2002	2003
	Net	Net	Gross	Accumulated Amortization	Net
	(€ in millions)
Land	86	76	69	(1)	68
Buildings	302	275	490	(212)	278
Plant and equipment	833	855	2,626	(1,723)	903
Other fixed assets	315	416	369	(144)	225

Total	1,536	1,622	3,554	(2,080)	1,474

Gross value	3,754	3,800
Accumulated amortization	(2,218)	(2,178)

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In December 2001, Thomson sold, through a synthetic lease transaction described under note 24, its Polish tube manufacturing equipment, which resulted in the removal of related assets from the balance sheet for an amount of € 53 million.

At December 31, 2003 and 2002, respectively, the accumulated amortization includes:

-	€ 56 million related to restructuring plans for the year 2003. In 2002, € 32 million of write-downs related to restructuring plans consists of two components: € 38 million reclassified as of January 1, 2002 from the restructuring reserve (see note 19) and € -6 million used during the period.

-	€ 52 million and € 15 million related to the impairment described in note 6.

9. EQUITY INVESTMENTS

These investments represent companies engaged in activities similar to those of Thomson’s consolidated subsidiaries.

Equity investments in unconsolidated affiliates are summarized below:

	% Interest	Investments			Income/(loss)
	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
Thomson Pacific CE Co. Ltd. (Taiwan)	50.00%	—	—	—	(2)	—	—
CTE El Athir (Tunisia)	30.00%	4	4	4	—	—	—
J2T Video Tonnerre (France) (1)	—	—	—	—	(2)	—	—
J2T Holding Gmbh (Germany) (2)	—	—	—	—	—	—	—
EasyPlug, S.A.S. (France)	50.00%	—	—	3	—	—	(1)
EasyPlug, Inc. (U.S.)	50.00%	—	—	—	—	—	(1)
Celstream Tech. Private Ltd. (India)	38.75%	—	—	1	—	—	—
Metric Line (France)	40.00%	—	—	—	—	—	—
MTEP (U.S.)	12.50%	—	—	1	—	—	(1)
Techfund Capital Europe (France)	20.00%	—	—	2	—	—	—
Novo Comlink España (Spain) (3)	—	11	—	—	1	—	—
Others		—	—	—	—	—	(4)

Total		15	4	11	(3)	—	(7)

(1)	In 2002, J2T Video Tonnerre was sold to STELI and merged into STELI.
(2)	In 2003, J2T Holding Gmbh was merged into Thomson multimedia Sales Germany GmbH & Co O.H.G.
(3)	In 2002, shares of Novo Comlink España were sold.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

10. OTHER INVESTMENTS

	2001	2002	2003
	Net	Net	Gross	Valuation allowance	Net
			(€ in millions)
Investments in:
- listed securities (1)	63	5	14	—	14
- unlisted securities (2)	126	53	197	(86)	111
- subsidiaries recently acquired and not yet consolidated (3)	148	—	—	—	—

Total	337	58	211	(86)	125

Gross value	516	248
Accumulated amortization	(179)	(190)

(1)	Among which € 13 million of shares lent to a bank as collateral to hedge counterpart risk. In 2003, the net book value of listed securities disposed of amounted to € 1 million (€ 55 million in 2002).
(2)	This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2003, a preference share investment totaling € 99 million at December 31, 2003 closing rate.
(3)	When an activity is acquired just prior to the closing date of a reporting period, and the activity between purchase date and closing date is not material, the Company occasionally elects to classify such acquired activities under “other investments”. At December 31, 2003 and 2002, no investment is accounted for in this manner.

11. INVENTORIES

	2001	2002	2003
	(€ in millions)
Raw materials	335	379	291
Work in process	185	123	59
Finished goods and purchased goods for resale	728	561	478
Sub-total	1,248	1,063	828
Less: valuation allowance	(128)	(101)	(84)

Total	1,120	962	744

As of December 31, 2003, approximately 73% (76% in 2002 and 77% in 2001) of inventories were valued by the FIFO method with the remainder valued by the weighted average cost method.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

12. TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

	2001	2002	2003
	(€ in millions)
Trade accounts and notes receivable (1)	2,218	1,742	1,363
Less: valuation allowance (2)	(79)	(67)	(48)

Total	2,139	1,675	1,315

(1)	Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for € 205 million, € 235 million and € 221 million as of December 31, 2003, 2002 and 2001, respectively. Accruals related to sales incentives (EITF 01-09), which are deducted from sales, are classified in deduction of “trade receivables” since 2002 instead of “other creditors and accrued liabilities” for an amount of € 38 million, not restated, as of December 2001. Sales incentives only concern the Consumer Products segment.
(2)	The valuation allowance includes a write-down of € 2 million in 2002 (nil in 2003).

Sales of receivables

The Group has in place a securitization program, since December 2002, which covers certain of its North American receivables. Under this program, Thomson, Inc. entered into an agreement allowing the sale, on a revolving basis, of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million (€ 238 million at December 2003 closing rate).

No sales of receivables were outstanding at December 31, 2003, 2002 and 2001 under securitization programs.

Valuation allowance

The Thomson group’s accounting policy is to provide for doubtful accounts when losses are probable and can be estimated. Reversal of reserves for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 amounted to € 11 million, € 24 million and € 9 million, respectively.

13. OTHER RECEIVABLES

	2001	2002	2003
	(€ in millions)
Value added tax receivable (1)	164	110	99
Other taxes receivable (2)	120	232	56
Subsidies	17	23	23
Deferred taxes assets, net of valuation allowance	255	283	292
Prepaid expenses	41	67	61
Other (3)	462	563	429

Total	1,059	1,278	960

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.
(2)	The significant tax receivable at the end of 2002 corresponds to the impact resulting from the worldwide tax consolidation Regime (note 7).
(3)	As of December 31, 2003, 2002 and 2001, € 116 million, € 122 million and € 84 million, respectively, are related to accrued royalty income.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

14. CONTRACT ADVANCES, NET

Contract advances primarily relate to customer contracts with Technicolor that conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to customers in return for the customer’s various commitments over the life of the contracts.

Such advance payments are recorded as “contracts advances, net” and are amortized as a reduction of “net sales” on the basis of units of production or film processed. Technicolor customer advances amounted to € 188 million, € 225 million and € 241 million, respectively, as of December 31, 2003, 2002 and 2001. For the years ended December 31, 2003, 2002 and 2001, the company recorded a total of € 121 million, € 66 million and € 54 million, respectively, of amortization of customer contracts advances.

Advances paid on contracts on the Group’s screen advertising joint ventures in the U.S. and Europe were € 17 million in 2003 and 2002 (€ 7 million in 2001). The related amortization amounts to € 15 million for year ended December 31, 2003.

15. CASH AND CASH EQUIVALENTS

	2001	2002	2003
	(€ in millions)
Cash and cash equivalents	1,532	1,463	2,383
Of which restricted cash deposits (1)	177	89	76

(1) Mainly a deposit by TCE Television Taiwan guaranteeing a loan to Thomson for the same amount:	91	80	60

As of December 31, 2001, there was also € 86 million as collateral for a bank guarantee of certain promissory notes that Thomson issued to Carlton in connection with the purchase of Technicolor, and in addition to the deposit of TCE Television Taiwan.

16. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

	2001	2002	2003
Outstanding number of shares	265,113,508	280,613,508	280,613,508
Nominal value in €	3.75	3.75	3.75

Thomson share capital in €	994,175,655	1,052,300,655	1,052,300,655

As part of the agreement with Carlton resulting in the acquisition of Technicolor, Thomson issued on March 16, 2001 to Carlton non-transferable and non-interest bearing bonds (Obligations

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Remboursables en Actions or “ORA”) redeemable in Thomson shares payable in 15.5 million ordinary shares one year after the closing, representing approximately 5.5% of the outstanding shares of Thomson. The bonds were redeemed on March 16, 2002. As a further part of the same transaction, Thomson issued deferred compensation in the form of promissory notes (note 22), of which USD 164 million (€ 130 million as of December 31, 2003) could be redeemed in Thomson shares at a price to be determined at the time of issuance. Any such issuance is subject to shareholders’ approval if in excess of 4 million shares.

Treasury Shares

Effective November 10, 2000, the General Assembly of shareholders meeting authorized the Board of Directors to repurchase ordinary shares in the market for multiple purposes (future exchange of shares for strategic partnerships, possible exchange with convertible bonds, stock option plans, etc).

At December 31, 2003, the Group held a total of 6,373,070 shares as treasury shares on its balance sheet. These were acquired pursuant to the following transactions:

•	In November 2003, Thomson repurchased 3 million shares for € 55 million at the time of the sale by TSA (the former parent company of Thomson) of its residual holding in Thomson, pursuant to authorization.

•	Pursuant to this authorization, the Group repurchased 3,267,850 treasury shares for € 156 million as of December 31, 2002.

In addition to these purchases, Thomson held 105,220 of its own shares from former employees shareholding plan adjustments.

From time to time, the Group may enter into financial transactions, notably lending, concerning treasury shares. No such transactions were outstanding as at December 31, 2003.

Stock option plan and dilutive potential ordinary shares

In accordance with the decision at the shareholders’ meeting on November 10, 2000, the Board of Directors decided at its meetings held on December 18, 2000, March 16, 2001 and July 23, 2001 to confer a total of 3,048,100 (4,018,500 initially) purchase options at an exercise price of € 55.9 for a period of 10 years to 350 beneficiaries (463 initially).

50% of the options will vest on December 18, 2003 and the remaining 50% on December 18, 2004. The option may be forfeited if the beneficiary leaves the Group. Before such date, they may become fully vested upon a change of control of the Group as defined in the contract.

In accordance with the same shareholders’ decision, the Board of Directors approved a new stock option plan at its meeting held on October 12, 2001. The plan confers a total of 2,935,300 options (3,540,300 initially) to acquire new shares at an exercise price of € 31.5 for a period of 10 years to 446 beneficiaries (556 initially).

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

50% of the options will vest on October 12, 2004 (October 12, 2005 for French residents) and the remaining 50% on October 12, 2005. The options may be forfeited if the beneficiary leaves the Group.

As the average price for the period is below the exercise price in 2003, 2002 and 2001 respectively, the stock options do not have any dilutive effect on the earning per share of the Group as of December 31, 2003, 2002 and 2001.

On July 22, 2003, the Board of Directors approved the attribution of 651,522 shares to 30 beneficiaries over a period of three years.

The Group may issue 25,577,200 basic shares (weighted average number) in connection with the convertible/exchangeable bonds (note 20) and a maximum of 4,000,000 shares in connection with the promissory notes due to Carlton.

After consideration of the weighted average number of potential ordinary shares over the period and the restatement of financial charges net of tax (€ 18 million) associated with these two financial instruments and based on 2003 interest on the promissory notes, there is no negative dilutive effect on the earnings per share for the year ended December 31, 2003.

Minority interests

In 2003, the decrease of the minority interests is due to the acquisition by Thomson of the 50% minority interests in ATLINKS.

In 2002, the most significant component of minority interests (€ 38 million including net result) consisted mainly of the 50% equity investment in ATLINKS (€ 36 million) held by shareholders other than the Group. At December 31, 2001 significant minority interests also included the 33.33% held by Philips in the Broadcast activity purchased in 2001.

Cumulative translation adjustment

This item represents exchange differences arising from the translation of foreign subsidiaries’ financial statements.

Revaluation reserve

This item represents the Group’s share in the revaluation of certain tangible fixed assets.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

17. RESERVES FOR RETIREMENT BENEFITS

I - Summary of benefits

	2001	2002	2003
	(€ in millions)
Pension plan and other benefits (a)	350	380	365
Medical post-retirement benefits (b)	359	325	288

Total reserves for employee benefits	709	705	653

a) Pension plan and other benefits

In some countries, Thomson pays contributions to governmental entities bearing the costs of retirement benefits. Such contributions are charged to expense as incurred. In other countries, mainly in Germany and in the U.S., Thomson provides defined benefits to employees upon their retirement.

•	In Germany, employees have a pension plan granted by Thomson. This non-funded plan is fully managed by Thomson.

•	In the United States, the employees of Thomson, Inc. are covered under a defined benefit pension plan. The plan is funded by a trust fund maintained by Thomson, Inc. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement. Technicolor operates a defined benefit pension plan (the “Technicolor Plan”) that covers substantially all employees that are not covered by collective bargaining agreements.

•	In Italy, according to local regulations, Thomson accrues indemnities for all employees (Trattemento di Fine Rapporto) until they leave Thomson (retirement, lay-off or termination of contract). This indemnity is increased each year based on each employee’s seniority and an inflation factor.

•	In France, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his/her years of service. In some subsidiaries, jubilees awards are payable depending on the seniority of each employee in the Group.

b) Medical post-retirement benefits

Thomson, Inc. and its subsidiaries provide health care coverage during retirement to employees who meet seniority and age conditions.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

II - Analysis of the reserve for employee benefits

	Pension and other benefits			Medical post- retirement benefits			Total benefits
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
Present value of benefit obligation (a)	(778)	(711)	(682)	(423)	(412)	(436)	(1,201)	(1,123)	(1,118)
Fair value of plan assets (b)	406	237	221	—	2	—	406	239	221

Funded status (I)	(372)	(474)	(461)	(423)	(410)	(436)	(795)	(884)	(897)

Unrecognized actuarial (gain) loss (II)	23	91	102	59	85	146	82	176	248
Unrecognized actuarial prior service cost (III)	(1)	3	(6)	5	—	2	4	3	(4)

Reserve for employee benefits = -(I)-(II)-(III)	350	380	365	359	325	288	709	705	653

Please find hereafter (a) the detail of the change of the benefit obligation and (b) the change of the fair value of assets.

a) Change in benefit obligation

	Pension and other benefits			Medical post- retirement benefits			Total benefits
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
Benefit obligation at the beginning of the year	(656)	(778)	(711)	(395)	(423)	(412)	(1,051)	(1,201)	(1,123)
Service cost	(53)	(41)	(33)	(6)	(7)	(8)	(59)	(48)	(41)
Interest cost	(53)	(46)	(38)	(24)	(31)	(27)	(77)	(77)	(65)
Amendment	(1)	—	6	13	(2)	—	12	(2)	6
Business combination	(77)	(7)	(4)	(4)	(2)	—	(81)	(9)	(4)
Plan participants contribution	—	—	(1)	—	(3)	(3)	—	(3)	(4)
Curtailment/settlement	—	55	39	—	—	11	—	55	50
Actuarial gain (loss)	(4)	(14)	(33)	(11)	(39)	(99)	(15)	(53)	(132)
Benefits paid	74	60	37	17	30	22	91	90	59
Other	(8)	60	56	(13)	65	80	(21)	125	136

Benefit obligation at the end of the year	(778)	(711)	(682)	(423)	(412)	(436)	(1,201)	(1,123)	(1,118)

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b) Change in fair value of plan assets

	Pension and other benefits			Medical post- retirement benefits			Total benefits
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
Fair value at the beginning of the year	354	406	237	—	—	2	354	406	239
Actuarial return on plan assets	12	(68)	24	—	—	—	12	(68)	24
Employer contribution	25	—	29	—	—	—	25	—	29
Plan participant contribution	—	—	1	—	—	—	—	—	1
Curtailment/settlement	—	(52)	(38)	—	—	(2)	—	(52)	(40)
Business combination	48	7	12	—	2	—	48	9	12
Benefits paid	(47)	(8)	(7)	—	—	—	(47)	(8)	(7)
Others	14	(48)	(37)	—	—	—	14	(48)	(37)

Fair value at the end of the year	406	237	221	—	2	—	406	239	221

III - Elements of the income statements

Total expense for pensions and other benefits for the years ended December 31, 2001, 2002 and 2003 is detailed as follows:

	Pension and other Indemnities			Medical post- retirement benefits			Total benefits
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
Service cost	(53)	(41)	(33)	(6)	(7)	(8)	(59)	(48)	(41)
Interest cost	(53)	(46)	(38)	(24)	(31)	(27)	(77)	(77)	(65)
Return on plan assets	37	26	15	—	—	—	37	26	15
Amortization of unrecognized prior service costs	—	(6)	(2)	(1)	(1)	(1)	(1)	(7)	(3)
Amortization of unrecognized gain or loss	—	—	1	7	(1)	(3)	7	(1)	(2)
Other	—	—	(1)	—	—	—	—	—	(1)

Total expense	(69)	(67)	(58)	(24)	(40)	(39)	(93)	(107)	(97)

IV - Information by geographic area

The following information summarizes (a) the reserve for employee benefits, (b) the benefit obligations, (c) the fair value of assets and (d) the unrecognized benefit obligation by geographic area.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

a) Reserve for employee benefits

	2001	2002	2003
	(€ in millions)
Pension plan and other benefits (1)
NAFTA (2)	47	51	45
Germany	233	230	232
France	36	41	40
Other countries (2)	34	58	48

Sub-total	350	380	365

Medical post-retirement benefits NAFTA (2) & (3)	359	325	288
Sub-total	359	325	288

Total reserves for employee benefits	709	705	653

(1)	Pension plans in France and Italy relate to termination indemnities.
(2)	“NAFTA” includes the U.S., Canada and Mexico. “Other countries” mainly relate to United Kingdom, Italy and Poland.
(3)	In 2002, the decrease is mainly due to the decrease of the U.S. dollar vs. the euro.

b) Actuarial present value of benefit obligations

	Pension and other benefits			Medical post- retirement benefits			Total benefits
Present value of benefit obligation	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
NAFTA affiliates	(347)	(301)	(247)	(423)	(412)	(436)	(770)	(713)	(683)
German affiliates	(253)	(264)	(283)	—	—	—	(253)	(264)	(283)
French affiliates	(58)	(48)	(45)	—	—	—	(58)	(48)	(45)
Other affiliates	(120)	(98)	(107)	—	—	—	(120)	(98)	(107)

Total	(778)	(711)	(682)	(423)	(412)	(436)	(1,201)	(1,123)	(1,118)

c) Fair value of plan assets

	Pension and other benefits			Medical post- retirement benefits			Total plan assets
Fair value of plan assets	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
NAFTA affiliates	287	187	175	—	2	—	287	189	175
German affiliates	—	—	—	—	—	—	—	—	—
French affiliates	—	—	—	—	—	—	—	—	—
Other affiliates	119	50	46	—	—	—	119	50	46

Total	406	237	221	—	2	—	406	239	221

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

d) Summary of unrecognized obligations to be amortized

	Pension and other benefits			Medical post- retirement benefits			Total benefits
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(€ in millions)
Unrecognized (gain) or loss
Unrecognized actuarial (gain) loss
NAFTA affiliates	14	63	27	59	85	146	73	148	173
German affiliates	20	34	50	—	—	—	20	34	50
French affiliates	22	4	12	—	—	—	22	4	12
Other affiliates	(33)	(10)	13	—	—	—	(33)	(10)	13

Sub-total	23	91	102	59	85	146	82	176	248

Unrecognized actuarial prior service cost (gain)
NAFTA affiliates	(1)	—	—	5	—	2	4	—	2
German affiliates	—	—	1	—	—	—	—	—	1
French affiliates	—	3	(7)	—	—	—	—	3	(7)
Other affiliates	—	—	—	—	—	—	—	—	—
Sub-total	(1)	3	(6)	5	—	2	4	3	(4)

Total unrecognized obligation	22	94	96	64	85	148	86	179	244

V - Assumptions used in actuarial calculations

	Pension and other benefits			Medical post-retirement benefits
	2001	2002	2003	2001	2002	2003
Discount rate	6.40%	6.30%	5.55%	7.50%	7.00%	6.74%
Return on plan assets	9.30%	9.25%	7.11%	—	—	—
Average long term rate of compensation	3.20%	3.20%	2.97%	4.00%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan. The Group has plans mainly in the U.S., in the U.K. and in Canada.

The average assumption rate for the increase of the health care cost is 11% in 2004, 9.7% in 2005, 8.5% in 2006 and 4.8% in 2007 and thereafter.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of September 30, 2003 by € 106 million at December 31, 2003 closing rate, and the service and interest cost components of the 2003 post-retirement benefit expense by € 1 million at December 31, 2003 closing rate. The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of September 30, 2003 by € -80 million at December 31, 2003 closing rate, and the service and interest cost components of the 2003 post-retirement benefit expense by € -0.2 million at December 31, 2003 closing rate.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

18. RESTRUCTURING RESERVES

	2001	2002	2003
	(€ in millions)
Reserves at the beginning of the year	179	183	127

Current year expense (1)	187	151	226
Release of provision (1)	(80)	(10)	(9)
Usage during the period	(139)	(175)	(173)
Change in perimeter (2)	93	34	22
Currency translation adjustment and other movements (3)	(57)	(56)	(75)

Reserves at the end of the year	183	127	118

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(1)	Restructuring costs, net of release by segment are:

	For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003
	(€ in millions)
Content & Networks (a)	(2)	(29)	(48)
Components (b)	(63)	(43)	(100)
Consumer Products (c)	(27)	(63)	(49)
Holdings (d)	(15)	(6)	(20)

Total restructuring expense net of reversal	(107)	(141)	(217)

As of December 31, 2003, the restructuring expense includes € -175 million of termination costs and other exit costs and € -42 million for the write-down of assets and is comprised of the following plans, by segment:

(a)	Content and Networks:

-	New restructuring plans aimed to consolidate the film replication business and the broadcast business for a total expense of € -9 million over 2003.
-	Restructuring programs related to acquired businesses in 2001 and 2002 amounting to € -29 million. Such restructuring costs are expensed as incurred because they benefit the future activity of the Group (i.e., training, moving or harmonization costs).

(b)	Components: mainly comprise in 2003 the adaptation of the production capacity:

-	Closure of two tubes production lines in Marion and one glass production tank in Circleville amounting to € -60 million.
-	Downsizing of the workforce of one plant in Italy amounted to € -14 million.
-	Downsizing of our facilities in the storage digital module business in Asia (€ -8 million).

(c)	Consumer Products: mainly comprise in 2003:

-	New plans announced in 2003 including the Tune up/CPMax plans for adaptation of the segment costs structure to the business environment (€ -13 million), the reorganization of certain Mexican facilities to improve the segment profitability (€ -9 million).
-	Restructuring costs of programs undertaken in 2002, which are mainly related to the closure of one plant in France (€ -7 million), for which reliable estimates were not available at the time of the decision.

(d)	Holdings activities: mainly comprise in 2003:

-	The downsizing of certain research and development centers in France (€ -9 million).
-	The plan for adaptation of the corporate costs structure to the business environment (€ -4 million).

(2)	As of December 31, 2003, the change in perimeter includes mainly the impact for purchase accounting of PDSC for € 18 million.

As of December 31, 2002, the change in perimeter is due to the purchase accounting impact of PDSC (€ 31 million), Grass Valley (€ 27 million), BTS (€ 10 million), Thomson Broadband in ADSL activities (€ 6 million) and Grundig (€ 1 million) together with a reversal for € -41 million on Technicolor. As of December 31, 2001, the change in perimeter is due to the purchase accounting impacts of Technicolor (€ 71 million) and BTS (€ 22 million).

(3)	As of December 31, 2003 and 2002, this amount includes mainly currency translation adjustments and write-down of assets. At December 31, 2003, currency translation adjustments amount to € -9 million (€ -13 million in 2002 and € 3 million in 2001). As of January 1, 2002 and according to the new French Regulation 00-06 relating to the accounting for liabilities, all write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2003 and 2002 amounts to € -65 million and € -46 million, respectively. If applied to the years ended December 31, 2001, the restructuring reserve would have been decreased by € -46 million. For year 2003 and 2002, the above-mentioned € -65 million and € -46 million re-classification is broken down as follows: € -56 million and € -38 million for write-down of fixed assets, respectively (note 8) and € -9 million and €-8 million for write-down of inventories (note 11).

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

19. OTHER RESERVES

	Warranty	Losses on subsidiaries (1)	Others (2)	Total
	(€ in millions)
As of January 1, 2001	127	12	138	277

Current year expense	178	38	62	278
Release of provision	(12)	—	(58)	(70)
Usage during the period	(191)	(3)	(69)	(263)
Currency translation adjustments and others	11	5	8	24

As of December 31, 2001	113	52	81	246

Current year expense	167	8	44	219
Release of provision	(17)	(1)	(21)	(39)
Usage during the period	(165)	(3)	(42)	(210)
Currency translation adjustments and others	(6)	(5)	11	—

As of December 31, 2002	92	51	73	216

Current year expense	127	4	28	159
Release of provision	(4)	—	(17)	(21)
Usage during the period	(123)	—	(40)	(163)
Currency translation adjustments and others	(13)	4	24	15

As of December 31, 2003	79	59	68	206

(1)	Mainly includes provisions for losses in excess of the Group’s investments in unconsolidated companies.
(2)	At December 31, 2003, other reserves include mainly accruals for litigation risks for € 15 million (€ 20 million and € 50 million as of December 2002 and 2001, respectively) and contract risks for € 11 million (€ 13 million and € 3 million as of December 2002 and 2001, respectively).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

20. FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a) Analysis by nature

	2001	2002	2003
	(€ in millions)
Debt due to financial institutions (1)	255	204	617
Convertible/exchangeable bond (October 2000) (2)	812	782	782
Convertible/exchangeable bond (March 2002)	—	600	600
Bank overdrafts	7	19	24
Other financial debt	57	44	44
Accrued interest including premium (3)	—	45	61

Total	1,131	1,694	2,128

(1)	On June 30, 2003 Thomson issued senior notes in a total amount of USD 406 million (€ 321 million at the December 31, 2003 exchange rate) that were sold privately to institutional investors in the U.S. This private placement consisted of three series; a series of 7-year maturity notes in an amount of USD 96 million; a series of 10-year maturity notes in an amount of USD 192 million and a series of 12-year maturity notes in an amount of USD 118 million. The notes carry fixed interest rates of 4.13%, 4.74% and 4.84%, respectively, for the 7-, 10- and 12-year maturity notes.

Thomson swapped USD 200 million of the total issue, changing its debt from fixed rate to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part, of the notes. The amount prepaid shall be allocated among all of the notes outstanding at the time in proportion to the respective unpaid principal amounts. The notes are subject to various covenants including two financial covenants: maintenance of a minimum ratio of operating income to interest expense of 3 to 1, and a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2003, Thomson is in compliance with all covenants.

On December 18, 2003 Thomson issued an additional GBP 34 million (€ 48 million at the December 31, 2003 exchange rate) of senior notes with a 10 year maturity and carrying a fixed rate of 6.11%; the entire amount of these additional notes were swapped to floating rate.

(2)	In 2002, 413,000 bonds of this series of € 72.67 nominal value were repurchased for an aggregate amount of € 28 million and cancelled, decreasing the nominal debt by € 30 million.
(3)	Since December 31, 2002, accrued interest is classified as financial debt. At December 31, 2003, accrued interest has been broken down into (i) € 47 million (€ 32 million in 2002) for the premium due at maturity on the October 2000 convertible bond which is recorded as a financial expense over the bond duration and (ii) € 14 million (€ 13 million in 2002) of interest. For 2001, accrued interest has not been restated and was recorded in “other creditors and accrued liabilities” in the amount of € 27 million (of which € 14 million for the premium and € 13 million for the interest). The increase of interest payable is due to the premium due at maturity on the October 2000 convertible bond which is accrued for in “financial interest” over the bond duration. Interest on “debt related to Technicolor acquisition” (note 22) is included in the total “debt related to Technicolor acquisition”.

Convertible bonds

•	In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of € 72.67 each, due in 2006 for an aggregate amount of € 812,115,228. In June 2002, Thomson repurchased 413,000 bonds at an average price of € 67.495. The repurchased bonds were cancelled. The number of bonds outstanding at December 31, 2003 is 10,762,385.

The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become due at a price of € 79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price. The annual effective interest rate is 2.75%.

Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of € 3.75 par value each, at a ratio of one share for each bond, subject to adjustment

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

•	On March 12, 2002 Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of € 40.50 each, for an aggregate amount of € 600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment made on January 1, 2003. The bonds will mature and become due at a price of € 40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

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

Bondholders who do not exercise the conversion option before 7 days preceding the reimbursement date, will receive the nominal amount plus interest as mentioned above.

If at any time the remaining bonds outstanding represent less than 10% of total bonds initially issued, the Group may also redeem at nominal value plus interest all the remaining bonds.

The bonds are redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004.

Thomson may also repurchase any number of bonds at any time at any price on the Euronext Paris S.A. Bonds so repurchased will be cancelled.

(b) Analysis by maturity

	2001	2002		2003
Due within:	(€ in millions)
One-year	293	262		263

Two-years	7	6		17
Three-years	9	1		836
Four-years	1	818		10
Five-years	813	7		602	*
Thereafter	8	600	*	400
Total long-term	838	1,432		1,865

Total	1,131	1,694		2,128

*	The convertible bonds issued on March 12, 2002 are subject to an early redemption provision at the option of bondholders exercisable on January 1, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(c) Analysis by currency

	2001	2002	2003
	(€ in millions)
Euro	966	1,557	1,573
U.S. dollar	47	18	388
Others	118	119	167

Total debt	1,131	1,694	2,128

(d) Analysis by interest rate for long term debt

	2001	2002	2003
	(€ in millions)
Variable rate (LIBOR 1 month)	7	6	5
Variable rate (LIBOR 3 month)	—	—	47
Fixed rates	831	1,426	1,813

Total long-term debt	838	1,432	1,865

Interest rates on most short-term debt is based on Euribor (Euro Interbank Offered Rate) for euro denominated debt, LIBOR (London Interbank Offered Rate) for U.S. dollar denominated debt and on similar short-term reference rates for other currencies.

(e) Unused credit lines

	2001	2002	2003
	(€ in millions)
Committed credit lines	1,285	1,192	832
of which used	—	—	27
Uncommitted credit lines	1,234	1,331	983
of which used for debt	116	105	118

Sales receivable agreement in North America	255	286	238
of which used	—	—	—
Sales receivable agreement in France and Germany	152	—	—
of which used	—	—	—

On December 12, 2001 Thomson closed a € 1.2 billion committed credit facility with a consortium of banks. The facility consisted of three portions of € 400 million, with 364 day (now terminated), three-year and five-year maturities. On December 11, 2002 Thomson renewed the 364-day portion of the facility for an additional 364 days in the amount of € 392 million; on September 12, 2003, Thomson subsequently cancelled this portion. At December 31, 2003, two portions of € 400 million each remained outstanding with maturities of December 2004 and 2006.

Thomson has no financing agreements with rating triggers. Four of Thomson’s financing agreements have broadly similar covenants pertaining to Thomson’s consolidated financial situation. These financings are a € 180 million Mexican synthetic lease (including € 5 million accounted for as a capital lease), a € 138 million Polish synthetic lease (including the € 6 million equity portion), another € 51 million Mexican capital lease (see note 24 for more information about these leases) and

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Thomson’s € 800 million syndicated credit facility. The financial covenants are that Thomson on a consolidated basis maintains a maximum ratio of balance sheet net debt to net worth of 0.7 to 1 and that it maintains a minimum ratio of EBIT (earnings before interest and tax) to net interest expense of 5 to 1. At December 31, 2003, Thomson is in compliance with these ratios.

21. OTHER CREDITORS AND ACCRUED LIABILITIES

	2001	2002	2003
	(€ in millions)
Taxes payables	265	221	164
Deferred tax liabilities	25	23	23
Royalties	116	223	214
Fixed assets acquisition balance	41	95	89
Thomson multimedia Polska sp.zo.o - Deferred Income	85	85	85
Other (1)	567	423	283

Total	1,099	1,070	858

(1)	Since December 2001, sales deduction and price protection are deducted from trade accounts receivable gross (note 12).

Since 2002 the accruals related to consideration given by a vendor to a customer are deducted from trade accounts receivable gross (note12). December 31, 2001 has not been restated and amounted to € 38 million. In 2001, this line also included (i) the short-term portion of pension and postretirement benefit (note 17) for an amount of € 16 million, and (ii) accrued interests on the convertible/exchangeable bond 2000 (note 20) for an amount of € 13 million.

22. DEBT RELATED TO TECHNICOLOR ACQUISITION

The promissory notes due to Carlton for the acquisition of Technicolor totalled USD 224 million, USD 481 million and USD 622 million, including accrued interest, as of December 31, 2003, 2002 and 2001, respectively, equivalent to € 178 million, € 459 million and € 705 million, respectively, at the December 31, 2003, 2002 and 2001, exchange rates. Accrued interest amounted to € 15 million, € 29 million and € 25 million at December 31, 2003, 2002 and 2001, respectively. These notes are repayable in two equal instalments on March 16, 2004 and 2005. Of the remaining amount of notes outstanding at December 31, 2003, Thomson may elect to repay up to USD 164 million (€ 130 million) in Thomson shares (note 16).

On March 14, 2003 and March 16, 2002, respectively, € 149 million and € 178 million were paid in cash on the maturity date of the promissory note instalments consisting in year 2003 of € 139 million for the nominal value and € 10 million for the accrued interest since inception of the notes (€ 171 million for the nominal value and € 7 million for the accrued interest in 2002).

On September 16, 2003, bonds for an amount of € 84 million in nominal value, plus € 7 million of interest, were repurchased early.

In addition to the above mentioned repayments, the reduction in the euro amount of the promissory notes is also due to the depreciation of the U.S. dollar versus the euro between December 31, 2002 and December 31, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The remaining promissory note interest rates are based on six month LIBOR, plus a margin of 0.75% (for the two first maturities, the rate was based on three month LIBOR). The latest applicable quotation for six month LIBOR dated September 12, 2003 was 1.17875%. The next quotation will be on March 12, 2004.

23. STATEMENT OF CASH FLOWS

Acquisitions of companies and related assets are summarized as follows (converted at the historical exchange rate of the payment):

	2001	2002	2003
	(€ in millions)
Technicolor (1)	(826)	(215)	(224)
BTS	(98)	(65)	—
Grass Valley	—	(196)	—
Panasonic Disc Service Corporation	—	(446)	—
Canal+ Technologies (2) acquired in January 2003	—	(90)	(102)
Cinecolor	—	—	(15)
Digital cinema (complementary acquisition)	—	—	(15)
Recoton	—	—	(50)
ATLINKS	—	—	(69)
Other	(254)	(289)	(133)

Acquisition of investment	(1,178)	(1,301)	(608)

Less cash position of companies acquired	156	28	43

Acquisition of investment, net	(1,022)	(1,273)	(565)

(1)	The Technicolor acquisition as of March 16, 2001 is analyzed as follows in USD million:

Cost of shares acquired	1,294
Technicolor debt assumed	750
Less (ORA) redeemable bonds	(694)
Less promissory notes	(600)

Net cash disbursed	750
Other costs	3
Net cash disbursed on March 16, 2001	753	(a) corresponding to € 826 million at historical cost
Less Technicolor consolidated cash balance	(143	)(b)

Net cash flow on this investment	610	(a) + (b)
Corresponding to euro (in millions using historical rates)	670

The consideration paid for Technicolor in 2002 corresponds to the payment of the USD 150 million first installment of the promissory note (note 22) due to Carlton and the USD 41.5 million purchase price adjustment corresponding to the post-closing adjustment as defined in the contract concerning excess cash and working capital. The consideration paid in 2003 corresponds mainly to the repayment of the promissory notes (note 22) together with a price adjustment for USD 2 million.

(2)	Thomson acquired on January 31, 2003 89% of Canal+ Technologies from the Canal+ Group for a gross amount of € 190 million. The € 90 million cash payment in 2002 was an advance paid to the seller before the closing. In the December 31, 2002 balance sheet, the advance was recorded in “loans and other non current assets”. In 2003, Thomson paid € 100 million at the closing together with an additional € 2 million price adjustment. The businesses of Canal+ Technologies were sold by the end of year 2003 (notes 2 and 6).

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

24. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments as of December 31, 2003 for which the company is obliged to make future cash payments in accordance with the recommendation on this subject issued by the “Autorité des Marchés Financiers” (AMF), formerly “Commission des Opérations de Bourse” in February 2002. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note 24, in accordance with French GAAP.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Contractual obligations			Amount of commitments expiring per period
	2002 Total	2003 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years
	(€ in millions)
Financial debt (1)	1,694	2,128	263	853	612	400
Debt related to Technicolor acquisition (1)	459	178	89	89	—	—
Unconditional future payments
Capital leases	11	61	7	14	17	23
Operating leases (2)	588	485	106	170	83	126
Others (3)	70	137	93	27	16	1
Unconditional purchase obligations
- Financial investments (4)	322	28	26	2	—	—
- Property, plant and equipment (5)	47	73	73	—	—	—
Contingent future payments
Guarantees given (6)	2	65	—	15	50	—
Other conditional obligations (7)	38	63	17	25	5	16

(1)	Financial debt (note 20) and debt related to Technicolor acquisition (note 22) are reported for their principal amounts and accrued interest as of December 31, 2003. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.
(2)	Operating leases are described below in (a) of this note.
(3)	Other unconditional future payments relate to information technology service agreements and general sponsoring agreements entered into in the U.S., and other contractual advances.
(4)	Unconditional purchase obligations to buy financial investments at December 31, 2003 represent mainly commitments to make payment to customers in the Content & Networks Division through June 2004 in the amount of € 20 million.
(5)	Unconditional purchase obligations comprise mainly picture tubes activity in China (note 29).
(6)	Guarantees given for assets disposal.
(7)	Conditional obligations include contingent earn out payment related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Commercial commitments

			Amount of commitments expiring per period
	2002 Total	2003 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years
	(€ in millions)
Unconditional future payments
Royalties (1)	60	2	1	1	—	—
Commercial purchase obligation (2)	235	123	68	35	17	3
Contingent future payments
Guarantees given:
- to suppliers	1	5	3	1	1	—
- for legal court proceedings and custom duties (3)	52	62	24	8	7	23
- other (4)	49	19	17	—	1	1

Total	102	86	44	9	9	24

Standby letters of credit (5)	82	110	110	—	—	—
Other commercial commitments	18	10	3	1	5	1

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(2)	Commercial purchase obligations include commitments to buy advertising space for € 71 million, in its cinema sale house activity.
(3)	These guarantees comprise:

-	Guarantees for customs duties amount to € 49 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.
-	The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.
-	Guarantees given for legal court proceedings amount to € 13 million and correspond to the bank guarantee Thomson gave to the Italian direct tax office in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998 (note 27).

(4)	Other contingent future payment comprise the following:

-	In the framework of its broadcasting activities, the Group regularly responds to invitations to tender. In order to secure the Group’s bids and to obtain an indemnity in case of default, the client sometimes requires a bid bond issued by a bank. As of December 31, 2003 and 2002 these guarantees amount to € 2 million and € 17 million respectively, and mature within one year.
-	Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. As of December 31, 2003 and 2002 these guarantees amount to € 14 million and € 16 million respectively, mainly related to long-term contract in its broadcast activities.

(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments, including options, are disclosed in the following table for their related cash inflow and outflow amounts.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	2001	2002	2003
	(€ in millions)
Currency swaps	1,308	1,609	2,106
Forward exchange contracts	649	957	1,641
Interest rate swaps	3	95	237
Foreign exchange options	28	16	13

Total commitments given	1,988	2,677	3,997

Currency swaps	1,300	1,680	2,148
Forward exchange contracts	650	988	1,667
Interest rate swaps	3	95	237
Foreign exchange options	27	16	13

Total commitments received	1,980	2,779	4,065

In addition to the commitments mentioned above, the Group has unrecognized retirement benefit obligations amounting to € 244 million, € 179 million and € 86 million as of December 31, 2003, 2002 and 2001, respectively.

Guarantees and commitments received amount to € 2 million, € 23 million, and € 35 million at December 31, 2003, 2002 and 2001, respectively.

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to

€485	million as of December 31, 2003 and are detailed below (€ in millions):

2004	106
2005	96
2006	74
2007	47
2008	36
Thereafter	126

Total	485

The significant operating leases are as follows:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

-	Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

-

Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

In addition two leases contracted were related to industrial plants:

-	In 2000, the Group entered into a lease agreement for the equipment and building of a new television tube manufacturing facility located in Mexico. The manufacturing facility is owned by a special purpose entity (SPE) in which Thomson has no interest. The lease is an operating lease with a term of seven years. During the lease term and at the end of the term the Group has the option to purchase the facility for a purchase price equal to the expected fair market value which is the original purchase price less amortization (this price changes over time). At the end of the lease term, if the purchase option is not exercised, the Group has the option to either renew the lease or return the facility to the lessor and arrange for the facility to be sold to a third-party. If the Group elected not to acquire the equipment at the end of the lease its production capacity would be substantially decreased and if the Group needed to maintain the same capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

Future minimum lease payments under this operating lease at December 31, 2003 are as follows (€ in millions):

2004	13
2005	13
2006	13
2007	3

Total	42

-	In 2001, Thomson Polish subsidiary (the “Subsidiary”) entered into a transaction with a special purpose entity (the “SPE”) whereby it transferred ownership title of tube manufacturing equipment to the SPE; the Subsidiary received an amount of € 138 million corresponding to the fair value of the equipment at transfer date (the “Original Fair Value”). For a five-year period (the “Period”), the Subsidiary will continue to use the equipment and pay an amount corresponding to approximately 19% of the Original Fair Value which will be recorded as rental expense; at the end of the Period, the Subsidiary will have two options: (i) either repay an amount corresponding to the Original Fair Value, in which case the rights and legal title to the equipment will be retransferred to the Subsidiary or (ii) remarket the equipment on behalf of the owner, in which case the SPE will receive the proceeds and the Subsidiary will pay an amount corresponding to the difference between the proceeds and the Original Fair Value, such amount not exceeding 87% of the Original Fair Value (the “Guarantee”). The Group has not yet decided which option it will elect. The difference between the Original Fair Value and the book value of the equipment is deferred until the Guarantee is released. If the Group elects not to acquire the equipment at the end of the lease, its production capacity will be significantly reduced. If the Group requires the same production capacity, it would have to enter into outsourcing arrangements or acquire or lease other production facilities.

In addition to the future minimum lease payments included above these leases provide for residual value guarantees in the event of market value declines, which may be due upon termination of the leases. As of December 31, 2003 the Group’s maximum contingent liabilities with respect to these residual value guarantees are € 120 million related to its lease in Poland and € 148 million related to its lease in Mexico.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The two SPEs referred to above do not require consolidation under § 10052 of Regulation N°. 99-02 of the “Comité de la Réglementation Comptable” solely because the Group has no interest in these SPEs. As mentioned in note 1, the article 133 of the French law on Financial security modified the existing rules. According to the retrospective method that will be used in 2004, the main effect as of December 31, 2003 of their consolidation would be to increase property plant and equipment by € 53 million for Thomson multimedia Polska sp.zo.o and € 183 million for Thomson Displays Mexicana, S.A. de C.V., debts by € 132 million for Thomson multimedia Polska sp.zo.o and € 175 million for Thomson Displays Mexicana, S.A. de C.V. and to decrease deferred gain by € 85 million for Thomson multimedia Polska sp.zo.o.

Thomson multimedia Polska sp.zo.o would apply the deferred amount against the amount paid to the SPE and the asset would therefore be restated at its original cost. The pro forma effect in 2003 of this restatement would have been the following: per annum depreciation expense (€ 13.8 million) would replace a rental expense (of approximately € 5.3 million) and interest expense would increase by approximately € 5.3 million.

The pro forma effect of the Thomson Displays Mexicana, S.A. de C.V. lease in 2003 would be approximately as follows: per annum depreciation expense (€ 13 million) over a fifteen-year period would replace a rental expense of € 13 million and interest expense would increase by € 5 million.

(b) Other commitments

Thomson has restricted cash deposits as disclosed in note 15. In addition, the Group received payments from clients in order to finance the development costs of certain long-term contracts. In order to guarantee the reimbursement of such payment if the Group does not fulfill its contractual obligations, the Group may set up, at the client’s request, advance payment restitution guarantees. As of December 31, 2003 and 2002, these guarantees amount to € 22 million and €5 million, respectively.

25. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

As indicated in note 1(d), the Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business.

(a) Foreign currency exposure

Given the international nature of its business, the Group generates significant cash flows in foreign currencies.

The Group primarily uses currency forward contracts or currency options to manage this exposure.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2003, 2002 and 2001 is shown in the table below:

	2001	2002	2003
		(€ in millions)
Forward exchange contracts (including currency swaps)
Euro	1,468	2,199	2,561
Canadian dollar	49	—	—
Pound sterling	20	45	136
Hong Kong dollar	—	—	21
Japanese yen	80	55	27
Mexican pesos	20	52	53
Singapore dollar	36	20	29
U.S. dollar	273	156	674
Polish zloty	—	110	269
Other currencies	4	31	45

Total forward purchases	1,950	2,668	3,815

Euro	(285)	(295)	(947)
Canadian dollar	(83)	(46)	(77)
Pound sterling	(142)	(183)	(256)
Japanese yen	(41)	(78)	(92)
U.S. dollar	(1,276)	(1,880)	(2,066)
Other currencies	(132)	(84)	(309)

Total forward sales	(1,959)	(2,566)	(3,747)

Currency options contracts purchased
Put U.S. dollar/Call Japanese yen	—	16	13
Put Canadian dollar/Call U.S. dollar	28	—	—

Total	28	16	13

Currency options contracts sold
Call Euro/Put U.S. dollar	—	—	—

Total	—	—	—

Deferred hedging gains (losses) related to anticipated transactions	(1.3)	6.3	24.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(b) Interest rate exposure

The main instruments used by the Group to manage interest rate risks are interest rate swaps, forward rate agreements and interest rate caps.

The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2003
	2004	2005	2006	2007	2008	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	2,383	—	—	—	—	—	2,383
Financial debt:
Floating rate	263	5	5	9	2	31	315
Fixed rate	—	12	831	1	600	369	1,813
Interest rate swaps, from floating to fixed (1)	79	—	—	—	—	—	79
Interest rate swaps, from fixed to floating (1)	—	—	—	—	—	158	158
Caps, fixed rate	40	—	—	—	—	—	40

(1)	U.S. dollar/euro = 0.791766

	December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	1,463	—	—	—	—	—	1,463
Financial debt:
Floating rate	262	—	—	—	6	—	268
Fixed rate	—	6	1	817	1	601	1,426
Interest rate swaps, from floating to fixed (2)	—	95	—	—	—	—	95
Interest rate swaps, from fixed to floating (2)	—	—	—	—	—	—	—

(2)	U.S. dollar/euro = 0.953562

	December 31, 2001
	2002	2003	2004	2005	2006	There- after	Total
	(€ in millions)
Cash and cash equivalents – floating rate	1,532	—	—	—	—	—	1,532
Financial debt:
Floating rate	293	—	—	—	—	7	300
Fixed rate	—	7	9	1	812	2	831
Interest rate swaps, from floating to fixed (3)	—	—	—	—	—	—	—
Interest rate swaps, from fixed to floating (3)	3	—	—	—	—	—	3

(3)	U.S. dollar/euro = 1.134687

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Interest related to interest rate swaps at December 31, contracted by the Group is as follows:

	2001	2002	2003
	(€ in millions)
Interest received:
Fixed rate	1	—	4
Floating rate	7	—	—
Interest paid:
Fixed rate	(7)	—	—
Floating rate	—	—	(1)

Net interest	1	—	3

In 2003, the Group entered into several interest rate swap transactions to convert its debt from fixed to floating rate (3 month LIBOR for USD debt, and 6 month £-LIBOR for GBP one):

-	its 12-year senior notes in an amount of USD 118 million;

-	its 10-year senior notes in the amount of USD 82 million; and

-	its 10-year senior notes in the amount of GBP 34 million.

These swap transactions are accounted for under hedge accounting treatment in accordance with French GAAP.

In 2002, the Group entered into an interest rate swap transaction and purchased an interest rate cap.

Under the interest rate swap, Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. This interest rate swap is accounted for in accordance with French GAAP: it is marked-to-market and in case of loss a provision is taken. In 2002, Thomson booked a loss of € 1 million on this swap. At December 31, 2003, the marked-to-market valuation of this swap was a loss of € 0.6 million so the amount provisioned was reduced, thereby resulting in net positive financial income of € 0.4 million in 2003 on this transaction.

The interest rate cap that Thomson bought in 2002 provides that until 2005 Thomson will receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap is accounted for in the same way as the interest rate swap. Thomson recorded a loss in 2002 of € 0.3 million on this cap. At December 31, 2003 the fair value of this cap was only a loss of € 0.2 million so the amount provisioned was reduced thereby resulting in net positive financial income of € 0.1 million in 2003 on this transaction.

Because of the significant interest rate differential between the USD and the euro, the Group had in 2003 significant gains on currency swaps used to convert euro borrowed by Corporate Treasury to USD which Treasury lends to our U.S. affiliates.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The table below summarizes the average interest rate on the Group’s consolidated debt:

	2001	2002	2003
Average interest rate on borrowings	3.26%	2.42%	2.39%
Effective interest rate after interest rate hedging	3.23%	2.49%	2.25%
Effective interest rate after currency swaps and interest rate hedging	2.87%	1.34%	1.49%

The effective weighted average interest rate in 2003 on the Group’s consolidated deposits was 1.60% (2.25% and 4.07% in 2002 and 2001, respectively).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is shown in the following table:

	2001	2002	2003
	(€ in millions)
Average debt	1,148	1,586	1,914
Percentage at floating rate	28%	17%	21%

The Group’s average deposits in 2003 amounted to € 1,333 million, 100% at floating rate.

A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately € 10 million.

(c) Financial counterpart risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The table below gives the percentage of outstanding foreign exchange operations by counterpart credit rating:

	2001	2002	2003
Foreign exchange forwards:
Counterpart’s rating (according to Standard & Poor’s)
A-1+	66.4%	87.8%	66.9%
A-1	24.7%	12.2%	30.5%
A-2	8.9%	—	2.6%

Total	100.0%	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions. An amount of € 873 million was invested in mutual funds as of December 31, 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The table below gives the percentage of outstanding cash deposits by counterpart credit rating:

	2001	2002	2003
Cash deposit:
Counterpart’s rating (according to Standard & Poor’s)
A-1+	38.6%	80.2%	44.9%
A-1	57.4%	11.9%	14.8%
A-2	0.7%	6.0%	1.8%
A-3	0.4%	0.4%	—
B	0.5%	1.0%	1.5%
BB+	0.4%	0.1%	—
Money Market funds	—	—	36.7%
Non rated financial institutions	2.0%	0.4%	0.3%

Total	100.0%	100.0%	100.0%

Accordingly, the Group does not believe that there is a significant risk of non-performance by a major counterpart of the Thomson Group.

(d) Fair value of financial instruments

The fair value of interest rate swap contracts is calculated by discounting the future cash flows. However, for complex swaps, the mark-to-market value calculated by the banks was used.

The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount.

The fair value of currency options is calculated using standard option pricing software and verified with the banks.

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities.

The fair value of long-term debt is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangement.

The fair value of listed investment securities is calculated using their last known market price at year-end.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	2001		2002		2003
	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value
	(€ in millions)
Balance sheet:
Liabilities: long-term debt	26	26	18	16	436	445
convertible bonds	812	776	1,414	1,326	1,429	1,409
Assets: (1)	63	288	5	5	14	18
Off-balance sheet:
Interest rate instruments
Interest rate swap	—	—	(1)	(1)	—	(11)
FRA and CAP	—	—	—	—	(1)	(1)
Foreign exchange instruments
Forward contracts	—	(1)	20	26	6	30
Currency option contracts	—	—	—	—	—	—
Equity instruments
Collars	—	47	—	—	—	(5)
Metal hedging instruments
Metal forward purchase contracts	—	—	—	(1)	—	—

(1)	In 2001, this amount mainly consisted of Gemstar (net book value € 31 million and market value € 258 million) and M.I.H. (net book value € 23 million and market value € 21 million).

26. INFORMATION ON EMPLOYEES

The geographical breakdown of the number of employees in companies in the list of consolidated subsidiaries is as follows:

	2001	2002	2003
Europe (1)	16,594	17,464	17,277
North America	12,119	14,405	13,073
Asia (2)	20,024	20,268	17,015
Other countries (3)	13,097	12,967	11,034

Number of employees in consolidated subsidiaries	61,834	65,104	58,399

Number of employees in equity companies	1,028	383	664

Total employees	62,862	65,487	59,063

(1) Of which Poland	5,517	5,256	5,697
(2) Of which People’s Republic of China	17,232	17,195	13,454
(3) Of which Mexico	12,343	11,974	10,048

Salary costs (€ in millions)	1,690	1,841	1,692

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Compensation of directors and principal executive officers:

Director’s fees were voted by the shareholders’ meeting on November 10, 2000. The amount paid in 2003, concerning year 2002, was € 314,000.

The aggregate amount of compensation paid by the Group to its principal executive and directors (19 persons and 21 persons in 2003 and 2002 respectively), during the 2003 fiscal year was € 5.9 million ( € 7.6 million in 2002).

27. CONTINGENCIES

Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third-party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

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

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated. The pre-penalty notices alleged that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. The pre-penalty notices were later withdrawn against two of the individual employees. According to the original pre-penalty notices, the tubes at issue had an appraised domestic value of approximately USD 419 million (€ 332 million at December 31, 2003). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€ 337 million at December 31, 2003). In an agreement reached with the Customs Service in January 1999, all actions with respect to the pre-penalty notices was suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, October 2002, March 2003, March 2004 and are now effective through January 6, 2005.

The amended pre-penalty notices estimate the loss of custom revenues at approximately USD 12.5 million (€ 10 million at December 31, 2003). Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

the five employees concerned in an amount up to eight times the loss of revenue. In addition, the Group has agreed to indemnify the five employees for the monetary penalties. On May 30, 2003 the parties, including the Company, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties (the “Petition”) to the Customs Service. On July 31, 2003 the Company’s counsel made a presentation to Customs officials in Baltimore advocating the arguments made in the May 30, 2003 Petition. As of this date, the Company has not been advised by Customs as to whether it will issue notices of penalty. Based on information currently available, the Group is not in a position to estimate the liability and has not accrued for a reserve. The Group continues to defend itself vigorously against any allegations of wrongdoing, while cooperating with Customs in an effort to resolve the matter.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to € 5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately € 2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office. Taking into account the tax-loss carry-forwards and the tax exemption system at that date, no tax or penalty was due concerning that year. Videocolor S.p.A. decided to appeal against the decisions before the Appeal Court of Latina, which confirmed in January 2003 the initial judgment but without applying penalties.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to € 9.7 million taxable income, resulting in (i) additional taxes amounting to € 5.2 million and (ii) tax penalties amounting to € 5.2 million (before interest). In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. Based on the valuation method of the Group, this Frosinone Commission has considered that the tax assessment should amount to € 3.4 million and that the Group should pay an additional € 2.7 million for 1994 and € 2.5 million for penalties. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Latina Frosinone which confirmed in March 2003 the initial judgement but without applying penalties.

On May 16, 2003 Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian Parliament in 2003. Videocolor applied for the years 1993 and 1994 and not for the following years and paid a total amount of € 1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4.2 million and (ii) tax penalties amounting to € 4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30, 2003 and before the court of Latina, this decision and Videocolor S.p.A. is now challenging this appeal.

On September 2002, the Direct Taxes Local Office gave notice of an assessment with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3.5 million and € 1.8 million, respectively and (ii) tax penalties amounting to € 3.5 million and € 1.8 million, respectively. Videocolor S.p.A. challenged the assessment before the competent tax jurisdiction of Frosinone on December 9, 2002.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 127,000 and (ii) penalties amounting to €127,000.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C. Oral argument of the appeal was heard on July 10, 2003 in the U.S. Court of Appeals for the Federal Circuit. On February 12, 2004, the U.S. Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents at issue. As a result, the Court of Appeals vacated the summary judgment ruling issued by the District Court in favor of the defendants and remanded the case back to the District Court for further proceedings.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims have been transferred to the U.S. District Court for

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In May 2003, the U.S. District Court for the District of Delaware entered an Order staying the patent case indefinitely pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson, Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson, Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson, Inc. understands that all of the other defendants have settled prior to trial and does not believe it owes Parental Guide any further license payments. On January 17, 2003, Thomson, Inc. filed a Complaint for Declaratory Judgment against Parental Guide in the U.S. District Court for the Southern District of Indiana seeking a ruling that Thomson, Inc. owes no additional payments to Parental Guide pursuant to the Release and License Agreement. On February 7, 2003, Parental Guide served Thomson, Inc. with a complaint filed in the U.S. District Court for the Eastern District of Texas alleging that Thomson, Inc. was in breach of the Release and License Agreement. On May 12, 2003, the U.S. District Court in Indiana stayed the case in Indiana and ruled that the Texas case should proceed. The company believes Parental Guide’s allegations in the lawsuit are without merit although the ultimate outcome cannot be predicted with certainty. Thomson Inc., intends to file dispositive motions when discovery is completed in the case. A trial has been set for May 3, 2004.

James Stalcup and Mary Gick Class Action

On February 15, 2002, Mr. James Stalcup and Mrs. Mary Gick, filed a purported class action in the Third Judicial District, Madison County, Illinois pursuant to Section 5/2-801 of the Illinois Code of Civil Procedure on behalf of U.S. consumers who acquired certain television sets manufactured by Thomson, Inc. during the period between 1998 and 2001. The complaint alleged a defect in certain televisions which have a “software-like integrated chip”, which can cause temporary audio failure. The Company does not believe that the alleged televisions or the “ICs”, which it procures from third parties are defective.

Yet, the Company entered into a Settlement Agreement on December 17, 2003 to resolve all of the alleged claims on a nationwide basis. On December 18, 2003, the Third Judicial Circuit Court in Madison County, Illinois signed an Order preliminarily approving the proposed settlement and conditionally certifying a nationwide class consisting of U.S. residents who acquired one of the Company’s televisions (with a CTC 195, 197 or 203 chassis) manufactured between November 1, 1996 and March 31, 2001.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The proposed settlement provides for two alternative remedies: (i) cash reimbursement for any documented out-of-pocket costs paid to a qualified service company to repair or diagnose the alleged audio loss problem, or (ii) a Rebate Certificate applicable to the purchase of a new Thomson-branded television. The Company has agreed to pay the plaintiffs’ attorneys’ fees and costs, and the administrative costs of the settlement. The court has scheduled a hearing on May 24, 2004 to determine the fairness, reasonableness and adequacy of the proposed settlement. Based on information currently available, the Company has set a reserve to cover the anticipated obligations resulting from the class action settlement.

IP Innovation

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson, Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue. On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the U.S. District court for the Southern District of Indiana. The Company has filed an answer contesting the allegations. On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a parallel lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe its “524” patent. The company is vigorously contesting the claims infringement although the ultimate outcome cannot be predicted with certainty.

Fisher v. Thomson, Inc.

In February 2004, Randy Fisher filed an individual and purported class action in the Twentieth Judicial Circuit, St. Clair County, Illinois alleging that Thomson, Inc. failed to disclose to purchasers of certain models of Thomson High Definition Televisions that those televisions would develop numerous latent defects. The Company intends to vigorously defend the allegations set forth in the Complaint.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to € 25 million. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require de-pollution measures.

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to perform an investigation of potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

28. RELATED PARTIES

•	TSA and its subsidiaries (“TSA”)

Although TSA significantly reduced its share capital in Thomson in November 2003, TSA remains a related party of Thomson as of December 31, 2003 as Thierry Breton (member of the Board of Directors of Thomson) is still chairman of the Board of TSA. Therefore, transactions with TSA through December 31, 2003 are disclosed hereafter. TSA is wholly owned by the French State.

Thomson had no borrowings from TSA outstanding as of December 31, 2003 or 2002, while € 3 million were outstanding as of December 31, 2001. These borrowings from TSA bore interest at market rates. In Thomson’s consolidated financial statements, the interest paid to TSA for the 12 month periods ended December 31, 2002 and 2001 were not significant and no interest was paid in 2003.

Thomson and TSA entered into an agreement in July 1997 defining the relations between Thomson, TSA and Thalès S.A. (formerly Thomson-CSF) with respect to the use of certain intellectual property rights. The management of the use of this intellectual property was clarified and simplified by several amendments to this agreement entered into between 2000 and 2002. In December 2000, Thalès S.A. and TSA granted Thomson Licensing S.A. (a wholly-owned subsidiary of Thomson) the exclusive right, until July 31, 2006, to grant licenses to third parties for the use, including the right to sub-license, of optical disc technologies owned by Thalès S.A. and TSA.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In addition, in June 2002, with retroactive effect to January 1, 2001, TSA transferred the legal ownership of the patents covered by the contract signed in July 1997 to Thomson Licensing S.A., which was already entitled to the revenues generated by those patents.

•	Alcatel and its subsidiaries (“Alcatel”)

Until July 2002, Alcatel was a shareholder of Thomson, holding up to 3.4% of Thomson’s share capital, and had one representative on the Board of Directors of Thomson. As a result, until July 2002, Alcatel was a related party of Thomson, and transactions with Alcatel up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with Alcatel:

Thomson purchased from Alcatel different services and products, primarily communication products, and trademark royalties totalling € 26 million for the six-month period ended June 30, 2002 and € 39 million for the year ended December 31, 2001.

Also, the Group sold products (mainly modems) to Alcatel for € 97 million and € 82 million for the six-month period ended June 30, 2002 and the year ended December 31, 2001, respectively.

Thomson’s trade account liabilities to Alcatel amounted to € 5 million and € 21 million at June 30, 2002 and December 31, 2001 respectively. At the same dates, the Group had receivables from Alcatel amounting to € 25 million and € 12 million.

Since the creation of the ATLINKS joint venture, Alcatel and Thomson have, consistent with the terms of the joint venture agreement entered into in 1999, shared equally in financing its operations. On a consolidated basis, the debt due to Alcatel by ATLINKS amounted to € 14 million and € 23 million at June 30, 2002 and December 31, 2001, respectively.

Furthermore, Alcatel had an option to sell its interest in the ATLINKS joint venture, exercisable from October 2002. Thomson and Alcatel reached an agreement in February 2003 on the conditions of the exercise of this option, which involved a cash payment by Thomson of € 68 million in consideration for the 50% interest in ATLINKS held by Alcatel.

In February 2001, Thomson and Alcatel formed Nextream (75% and 25% held, respectively), combining their interactive video network businesses. Under the terms of the agreement, Alcatel may require Thomson to purchase all of its interests in the venture at any time between February 2002 and February 2007 or in the event there is a deadlock concerning any of the decisions requiring joint approval. In the last quarter of 2003, Alcatel indicated its intention to exercise this option. The parties are currently in discussions to determine the conditions of the exercise of this option.

•	NEC Corporation and its subsidiaries (“NEC”)

Until June 2002, NEC was a shareholder of Thomson, holding up to 5% of its share capital, and had one representative on the Board of Directors of Thomson. Until June 2002, NEC was a related party of Thomson, and, therefore, the transactions with NEC up to June 30, 2002 are disclosed hereafter.

The accompanying notes are an integral part of the consolidated financial statements.

.NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In the normal course of its business and based on market conditions Thomson entered into the following transactions with NEC:

The Group purchased from NEC components for DVD drives and Plasma displays in the amounts of € 1 million and € 74 million for the six-month period ended June 30, 2002 and the year ended December 31, 2001, respectively.

The Group sold products (mainly DVD drives) and services (notably patent licenses), to NEC in the amounts of € 18 million and € 93 million over the first six months of 2002 and over the full year 2001, respectively.

At June 30, 2002 and December 31, 2001, receivables from NEC to Thomson amounted to € 1 million and € 8 million, respectively. At June 30, 2002, amounts due to NEC were negligible, while amounts due to NEC at December 31, 2001 totaled € 8 million.

In 2001, the Group acquired certain patents relating to plasma screen technology and the related know-how for USD 50 million (€ 57 million), including USD 5 million (€ 6 million) in withholding taxes paid to the French Treasury, with the objective of setting up a joint venture dedicated to plasma screen manufacturing. At the end of 2002, the parties renounced the original agreement and cancelled the related commercial agreements. As a consequence, NEC paid the Group € 47.2 million.

•	DIRECTV and its subsidiaries (“DIRECTV”)

DIRECTV was a shareholder of Thomson until August 21, 2002.

Eddy Hartenstein, Vice-Chairman of the Board of Directors of DIRECTV Inc., is a member of the Board of Directors of Thomson.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with DIRECTV:

The Group sold digital decoders and satellite receivers, as well as services to DIRECTV for amounts of € 67 million, € 40 million and € 298 million during the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, 2002 and 2001, receivables from DIRECTV amounted to € 15 million, € 83 million and € 254 million, respectively.

Moreover, over the course of 2003, Thomson and DIRECTV agreed on the following agreements:

-	On April 14, 2003 Thomson signed a contract to supply DIRECTV with a significant number of encoders and control systems.

-	On June 13, 2003, Canal+ Technologies, a subsidiary of the Group (see note 2) and DIRECTV signed a contract involving the supply by Canal+ Technologies to DIRECTV of its MediaHighway‘ interactivity system. Thomson has guaranteed the performance of the contract.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	Microsoft and its subsidiaries (“Microsoft”)

Microsoft has a representative on the Board of Directors of Thomson.

In the course of its business and based on market conditions, Thomson sells products and services to Microsoft, including, mainly, distribution services and promotional services, optical kits and royalties. These sales amounted to € 119 million, € 303 million and € 194 million for the years ended December 31, 2003, 2002 and 2001, respectively.

At December 31, 2003, 2002 and 2001, Thomson had accounts receivable from Microsoft amounting to € 6 million, € 0 million and € 89 million, respectively.

•	Carlton Communications Plc and its subsidiaries (“Carlton”)

Since March 16, 2002 Carlton holds a 5.5% interest in the share capital of Thomson. As a consequence, Carlton is a related party of Thomson since this date.

In March 2001, Thomson partially financed the Technicolor acquisition (see note 2) by issuing promissory notes (the “Notes”) to Carlton (see note 22) in the amount of €669 million (USD 600 million, based on the historical exchange rate). The Notes are repayable in four equal instalments on the first, second, third and fourth anniversaries of the transaction.

In March 2003 and 2002, Thomson repaid Carlton the first and second instalments of the Notes, in amounts of € 149 million and € 178 million, respectively. These amounts include, respectively, € 10 million and € 7 million of accrued interest. In addition, on September 16, 2003, Thomson repaid € 84 million in nominal value and € 7 million of accrued interest prior to maturity. Thus, at December 31, 2003 and 2002, the outstanding debt due to Carlton relating to the Technicolor acquisition amounts to € 178 million and € 459 million, respectively.

Thomson incurred interest charges related to this debt of €6 and €10 million for the 2003 and 2002 periods, respectively.

On May 7, 2002, the Group created a new joint venture with Carlton, Screenvision Europe, in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe (see note 2).

During 2003 and 2002, Carlton and Thomson shared equally in the financing of Screenvision Europe’s business. The debt due to Carlton by Screenvision Europe, consolidated by the proportional method in the Group’s financial statements, amounted to € 18 million and € 14 million at December 31, 2003 and 2002, respectively.

These loans bore interest at market rates, with Screenvision Europe incurring interest expense amounting to € 0.5 million in each of the years ended December 31, 2003 and 2002.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	France Telecom and its subsidiaries (“FT”)

On October 2, 2002, Thierry Breton was appointed chairman and CEO of FT. Following these appointments, he resigned from his position as Chairman and CEO of Thomson but was appointed a member of the Board of Directors of Thomson and Chairman of Thomson’s Strategy Committee. In addition, Frank Dangeard was appointed non-executive Chairman of the Board of Directors of Thomson on October 2, 2002 and became Senior Executive Vice President at FT on December 5, 2002. Following these appointments he resigned from his former positions of vice chairman of the Board and Senior Executive Vice President of Thomson. As a consequence, FT has been considered as a related party and transactions between Thomson and FT since October 2, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT:

In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. For the year ended December 31, 2003 and the three-month period ended December 31, 2002, Thomson recorded, respectively, € 22 million and € 6 million in operating expenses related to the TINOS contract (as amended in November 2002).

In the normal course of business, Thomson is a supplier of ADSL set top boxes and other telephone products to FT. For the year ended December 31, 2003 and the three-month period ended December 31, 2002, such sales amounted to € 23 million and € 10 million, respectively. At December 31, 2003 and 2002, amounts due from FT to Thomson amounted to € 5 million and € 13 million, respectively.

•	A Novo Comlink Espana (“A NOVO”)

As of December 31, 2002, Thomson is no longer a shareholder of A NOVO (see note 2). Prior to the exit of A NOVO from the Group’s scope of consolidation in the second half of 2002, the Group accounted for its interest in A NOVO using the equity method.

In the normal course of its business and based on market conditions, the Group purchased equipment, spare parts and raw materials from A NOVO, with such purchases amounting to € 62 million and € 81 million for the years ended December 31, 2002 and 2001, respectively. The Group owed € 15 million and € 18 million to A NOVO at December 31, 2002 and 2001, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

29. SUBSEQUENT EVENTS

•	On January 2004, the Group completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (well-known under the name of “Fortune”). An agreement had been signed in July 2003.

•	On January 28, 2004 Thomson and TCL signed an agreement in order to form a joint venture in the TV sector, of which Thomson holds 33% and TCL 67%. Thomson should contribute to the joint venture its industrial TV assets mainly located in Mexico, in Poland and in Thailand, as well as its R&D centers located in the U.S., in Germany and in Sinpapore. The joint venture “TCL-Thomson Electronics” (TTE) will be licensed by Thomson for certain intellectual properties (trademarks and patents) and will exclusively use Thomson services for the distribution of TV sets in Europe and in the U.S.

The Group estimates the end of the transaction, including governmentals and administratives approvals, should be closed in July 2004. Thomson will not have a control nor a joint control of TCL-Thomson Electronics, and from that date the joint venture will be consolidated using equity method in Thomson consolidated financial statements.

•	As a result of the market evolution of the Tube division in the U.S. and taking into consideration the changes that occurred to its production capacity, in particular following the acquisition of Fortune in China, the Group decided on March 12, 2004 to definitively close its Marion and Circleville plants in the U.S. The costs associated with the closure could amount to € 150 million, of which € 125 million in 2004.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

30. LIST OF CONSOLIDATED SUBSIDIARIES

	% share held by Thomson (1)
	December 31,
	2001	2002	2003
COMPANY - (Country)

1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)	Parent company
ATLINKS S.A.S. (France)	50.0	50.0	100.0
ATLINKS Australia Pty Ltd. (Australia)	50.0	50.0	100.0
ATLINKS Communications Canada, Inc. (Canada)	50.0	50.0	100.0
ATLINKS España S.A. (Spain)	50.0	50.0	100.0
ATLINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic of China)	50.0	50.0	100.0
ATLINKS Hong Kong Ltd. (Hong Kong)	50.0	50.0	100.0
ATLINKS Mexico, S.A. de C.V. (Mexico)	50.0	50.0	100.0
ATLINKS USA, Inc. (U.S.)	50.0	50.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Deutsche Thomson Brandt GmbH (Germany)	99.9	99.9	99.9
Direct Solutions, Inc. (U.S.)	—	—	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
European Thai Electronic Company Ltd. (Thailand)	—	—	100.0
Ex Camera (France)	—	—	100.0
GALLO 1 S.A. (France)	—	—	100.0
GALLO 3 S.A. (France)	—	—	100.0
GALLO 4 S.A. (France)	—	—	100.0
Gallo 7 S.A.S. (France)	—	—	100.0
Gallo 15 S.A.S. (France)	—	—	100.0
Gallo 17 S.A.S. (France)	—	—	100.0
Homefront DSL, Inc. (U.S.)	100.0	100.0	(	*)
Immobilière LE GALLO (France)	100.0	100.0	100.0
J2T Holding GmbH (Germany)	—	100.0	(	*)
Laboratories Thomson Ltd. (Switzerland)	—	—	100.0
Manufacturas Avanzadas, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Multimedia Insurance Brokerage (France)	—	—	100.0
Nextream S.A. (France)	75.0	75.0	75.0
Nextream France S.A. (France)	75.0	75.0	75.0
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0	100.0
RCA Componentes, S.A. de C.V. (Mexico)	100.0	100.0	100.0
RCA Trademark Management S.A. (France)	100.0	100.0	100.0
S.A. Immobilière Cesson (France)	100.0	100.0	100.0
Servi-Centro de Mexico, S.A. de C.V. (Mexico)	—	—	100.0
Singingfish.com, Inc. (U.S.)	100.0	100.0	—
Société Tonnerroise d'Electronique Industrielle - STELI (France)	100.0	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0	100.0
TAK S.A.S. (France)	—	80.6	100.0
TCE Purchasing Company Taiwan (Taiwan)	—	—	100.0
TCE Purchasing Company Japan (Japan)	—	—	100.0
TCE Purchasing Company Korea (South Korea)	—	—	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Audio Muar Sdn Bhd (Malaysia)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson (1)
	December 31,
	2001	2002	2003
COMPANY - (Country)
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Batam (Indonesia)	—	—	100.0
Thomson Broadcast & Media Solutions Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd.)	100.0	100.0	100.0
Thomson Broadcast Systems S.A. (France)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0
Thomson Crown Wood Products Company (U.S.)	100.0	100.0	100.0
Thomson Displays & Components Holding S.A.S. (France)	—	—	100.0
Thomson Displays & Components Singapore Pte Ltd. (Singapore) (formerly Thomson Television Singapore Pte Ltd.)	100.0	100.0	100.0
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Guangdong Display Company Ltd. (People’s Republic of China) (formerly Thomson Foshan Colour Picture Company Ltd.)	55.0	55.0	55.0
Thomson India Private Ltd. (India)	86.0	89.0	100.0
Thomson Japan KK (Japan)	—	—	100.0
Thomson Licensing, Inc. (U.S.)	100.0	100.0	100.0
Thomson Licensing, S.A. (France)	100.0	100.0	100.0
Thomson Management Growth Fund (U.S.)	—	—	55.2
Thomson Marketing Australia Pty Ltd. (Australia)	—	—	100.0
Thomson MPH LLC (U.S.)	—	—	55.2
Thomson multimedia (Dongguan) Ltd. (People’s Republic of China)	100.0	100.0	100.0
Thomson multimedia Chile S.A. (Chile)	100.0	100.0	100.0
Thomson multimedia Czech, S.r.o. (Czech Republic)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson multimedia Engineering Laboratories Ltd. (Japan)	—	—	100.0
Thomson Hong Kong Holdings Ltd. (Hong Kong) (formerly Thomson multimedia Hong Kong Ltd.)	100.0	100.0	100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0	100.0	100.0
Thomson, Inc. (U.S.) (formerly Thomson Consumer Electronics, Inc. & Thomson multimedia, Inc.)	100.0	100.0	100.0
Thomson multimedia Kulim Sdn Bhd (Malaysia)	100.0	100.0	100.0
Thomson multimedia Ltd. (Canada) (formerly Thomson Consumer Electronics Canada, Inc.).	100.0	100.0	100.0
Thomson multimedia Marketing Co., Ltd. (Thailand)	—	—	100.0
Thomson multimedia Maroc (Morocco)	—	—	90.5
Thomson multimedia Netherlands B.V. (Netherlands)	—	—	100.0
Thomson Manufacturing Operation Co., Ltd. (Thailand) (formerly Thomson multimedia Operations Co., Ltd.)	100.0	100.0	100.0
Thomson multimedia Pensionsverwaltungs GmbH (Germany)	99.9	99.9	99.9
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson multimedia R&D France S.N.C. (France)	100.0	100.0	100.0
Thomson multimedia Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson multimedia Sales France (France)	100.0	100.0	100.0
Thomson multimedia Sales Germany and Austria GmbH (Germany)	99.9	99.9	99.9
Thomson multimedia Sales Germany GmbH & Co O.H.G. (Germany)	99.9	99.9	99.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson (1)
	December 31,
	2001	2002		2003
COMPANY - (Country)
Thomson multimedia Sales International S.A.S. (France)	100.0	100.0		100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0	100.0		100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0	100.0		100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0		100.0
Thomson multimedia Scandinavia A.B. (Sweden)	100.0	100.0		100.0
Thomson multimedia Switzerland A.G. (Switzerland)	100.0	100.0		100.0
Thomson multimedia Tubes & Displays Ltd. (Hong Kong)	100.0	100.0		100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0		100.0
Thomson OKMCO (Shenzen) Co., Ltd. (People’s Republic of China)	100.0	100.0		100.0
Thomson Plasma S.A.S. (France)	100.0	100.0		100.0
Thomson Polska sp.zo.o (Poland) (formerly TCE Poland)	100.0	(	*)	(	*)
Thomson Receivables Corporation (U.S.)	100.0	100.0		100.0
Thomson Servicios Corporativos S.A. de C.V. (Mexico)	—	—		100.0
Thomson Shenzen Industry Ltd. (People’s Republic of China)	—	—		100.0
Thomson Television Angers (France)	100.0	100.0		100.0
Thomson Television Components France (France)	100.0	100.0		100.0
Thomson Television España S.A. (Spain)	100.0	100.0		100.0
Thomson Television Germany GmbH (Germany)	99.9	99.9		(	*)
Thomson Televisiones de Mexico S.A. de C.V. (Mexico)	100.0	100.0		100.0
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0	100.0		100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	100.0	100.0		100.0
Thomson Tubes & Displays S.A. (France)	100.0	100.0		100.0
Thomson Videoglass (France)	100.0	100.0		100.0
Total Technology Company Ltd. (Hong Kong)	75.0	75.0		—
Videocolor S.p.A. (Italy)	100.0	100.0		100.0

Technicolor affiliates
Cinecolor Lab Co., Ltd. (Thailand)	—	—		100.0
Colorado International Corporation (U.S.)	100.0	100.0		(	*)
CD Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0		100.0
Central Video, Inc. (U.S.)	100.0	100.0		100.0
Consolidated Independent Television (USA), Inc. (U.S.)	100.0	100.0		(	*)
Claymont Investments, Inc. (U.S.)	100.0	100.0		100.0
Complete Post Production Center, Inc. (U.S.)	100.0	100.0		(	*)
Consolidated Film Industries, LLC (U.S.)	100.0	100.0		100.0
Consumer Products Sales Company, Inc. (U.S.)	100.0	100.0		100.0
Direct Home Entertainment Ltd. (United Kingdom)	100.0	100.0		100.0
Euronimbus GmbH (Germany)	100.0	100.0		100.0
Euronimbus S.A. (Luxembourg)	100.0	100.0		100.0
Gallo 8 S.A.S. (**) (France)	100.0	100.0		100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	100.0	100.0		100.0
Miles O’Fun, Inc. (U.S.)	100.0	100.0		(	*)
Naamans Finance Corporation (U.S.)	100.0	100.0		100.0
New CCI, Inc. (U.S.)	100.0	100.0		(	*)
Nimbus CD International, Inc. (U.S.)	100.0	100.0		100.0
Nimbus International Sales Corporation (Barbados)	100.0	100.0		(	*)
Nimbus Manufacturing, Inc. (U.S.)	100.0	100.0		100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0		100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson (1)
	December 31,
	2001	2002	2003
COMPANY - (Country)
Nimbus Software Services, Inc. (U.S.)	100.0	100.0	(	*)
Primacor B.V. (Netherlands)	100.0	100.0	100.0
Real Image Digital, LLC (U.S.)	100.0	100.0	100.0
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Australia Investments Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Canada Acquisition Corp. (Canada)	100.0	100.0	(	*)
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Cinema Distribution, Inc. (U.S.) (formerly Technicolor Acquisition, Inc.)	100.0	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services USA, Inc. (U.S.)	—	—	100.0
Technicolor Digital Cinema, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (U.S.)	—	—	100.0
Technicolor Distribution Services France S.A.R.L. (France) (formerly Euronimbus S.A.R.L.)	100.0	100.0	100.0
Technicolor East Coast, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Home Entertainment Services de Mexico, S.A. de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Holdings of Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Holdings S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Imaging Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Investments Co., Inc. (U.S.)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Mexico Acquisition S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Milan S.p.A. (Italy)	100.0	100.0	100.0
Technicolor One Hour Photo, Inc. (U.S.)	100.0	100.0	(	*)
Technicolor Pty Ltd. (Australia)	—	100.0	100.0
Technicolor Scandinavia A/S (Denmark)	100.0	100.0	—
Technicolor Screen Services, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Spain, S.A. (Spain)	100.0	100.0	100.0
Technicolor USA Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette Holdings Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Videocassette, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Vidtronics Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor B.V. (Netherlands)	100.0	100.0	100.0
Technicolor, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technique, LLC (U.S.)	100.0	100.0	(	*)
Technivision Ltd. (UK) (United Kingdom)	100.0	100.0	100.0

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson (1)
	December 31,
	2001	2002		2003
COMPANY - (Country)
VCA Technicolor, Inc. (U.S.)	—	100.0		(	*)
Vidfilm International Digital Ltd. (United Kingdom)	—	100.0		100.0
Vidfilm Services, Inc. (U.S.)	—	100.0		(	*)

Broadcast affiliates
Broadcast & Media Solutions Netherlands B.V. (Netherlands) (formerly Thomson Broadcast Solutions Netherlands B.V.)	66.7	100.0		100.0
Broadcast Television Systems HK Ltd. (Hong Kong)	66.7	100.0		100.0
Broadcast Television Systems Ltd. (United Kingdom)	66.7	100.0		100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	66.7	100.0		100.0
Broadcast Television Systems Netherlands B.V. (Netherlands)	66.7	(	*)	(	*)
Broadcast Television Systems (S), Pty Ltd. (Singapore)	66.7	100.0		100.0
BTS Deutschland Holding GmbH (Germany)	66.7	(	*)	(	*)
BTS Deutschland Vertriebs GmbH (Germany)	66.7	(	*)	(	*)
BTS France S.A.S. (France)	66.7	100.0		(	*)
MN&C Australia Pty Ltd. (Australia)	66.7	100.0		100.0
Thomson Broadcast and Media Solutions (Germany) (formerly BTS Media Solutions GmbH)	66.7	100.0		99.9
Thomson Broadcast Solutions do Brazil Ltda. (Brazil)	—	—		100.0
Thomson multimedia Broadcast Solutions Iberica, S.A. (Spain)	66.7	100.0		100.0
Thomson multimedia Broadcast Solutions, Inc. (U.S.)	66.7	100.0		(	*)
Thomson multimedia Broadcast Solutions Belgium N.V. (Belgium)	66.7	100.0		100.0
Thomson multimedia Broadcast Solutions Italy S.r.l. (Italy)	66.7	100.0		100.0
Thomson multimedia Distribution B.V. (Netherlands)	66.7	100.0		100.0

Grass Valley affiliates
Grass Valley GmbH (Germany)	—	100.0		(	*)
Grass Valley Group, Inc. (U.S.)	—	100.0		(	*)
Grass Valley Group Japan, Ltd. (Japan)	—	100.0		100.0
Grass Valley (HK) Ltd. (Hong Kong)	—	100.0		100.0
Grass Valley Ltd. (United Kingdom)	—	100.0		(	*)
Grass Valley Pte Ltd. (Singapore)	—	100.0		100.0
Grass Valley S.A.R.L. (France)	—	100.0		100.0
GVG Pty Ltd. (Australia)	—	100.0		100.0
Thomson Broadcast & Media Solutions, Inc. (U.S.) (formerly Grass Valley (US), Inc.)	—	100.0		100.0

PDSC affiliates
Technicolor Export de Mexico, S.A. de R.L. de C.V. (Mexico)	—	100.0		100.0
Technicolor Mexicana, S.A. de R.L. de C.V. (Mexico)	—	100.0		100.0
Technicolor Home Entertainment Services Ireland Ltd. (Ireland)	—	100.0		100.0
Technicolor Home Entertainment Services of America LLC (U.S.)	—	100.0		100.0
Technicolor Universal Media Services LLC of America (U.S.)	—	60.0		66.8
Technicolor Disc Services International Ltd. (United Kingdom)	—	100.0		100.0
Technicolor Disc Services Corp. (U.S.)	—	100.0		100.0

DSL affiliates
Thomson multimedia Broadband S.A.S. (France)	—	100.0		100.0
Thomson multimedia Broadband Belgium N.V. (Belgium)	—	100.0		100.0

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson (1) December 31,
	2001	2002	2003
COMPANY - (Country)
Thomson multimedia Broadband France S.A. (France)	—	100.0	100.0

Digital Intermedia System affiliates
Thomson Broadband UK Ltd. (United Kingdom)	—	100.0	100.0
Thomson Broadband, Inc. (U.S.) (formerly GDS, Inc.)	—	93.5	100.0
Canal+ Technologies affiliates
Canal+ Technologies S.A. (France)	—	—	95.4
Canal+ Technologies, Inc. (U.S.)	—	—	95.4
Mediabright Ltd. (United Kingdom)	—	—	95.4
Metabyte Networks, Inc. (U.S.)	—	—	49.0

2) Consolidated by pro rata method
3DCD LLC (U.S.)	50.0	50.0	50.0
Cinema Billboard Network, LLC (U.S.)	50.0	50.0	50.0
Easyplug S.A.S. (France)	50.0	50.0	—
Easyplug, Inc. (U.S.)	50.0	50.0	—
KeyMRO S.A.S. (France)	—	—	36.0
Screenvision Cinema Network, LLC (U.S.)	50.0	50.0	50.0
Screenvision Direct, Inc. (U.S.) (formerly Val Morgan Cinema Advertising, Inc.)	—	50.0	50.0
TAK S.A.S. (France)	80.6	—	—
Technicolor Cinema Advertising LLC (U.S.)	50.0	50.0	50.0
Technicolor Cinema Billboard, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Screen Advertising, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Digital Cinema LLC (U.S.)	80.0	80.0	—
Thomson Broadcast and Media Solutions Nordic A/S (Denmark)	—	—	50.0
Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China)	—	55.0	55.0

Screenvision Europe affiliates
Cinema Publicitaire Belgium S.A. (Belgium)	—	50.0	(	*)
Cinespot S.A. (Spain)	—	50.0	50.0
Entertainment B.V.B.A. (Belgium) (formerly Twice)	—	35.5	—
Gallo 11 S.A.S. (France)	—	50.0	50.0
Nordic Media Link A.B. (Sweden)	—	—	25.0
RMB Contractors S.r.o. (Czech Republic)	—	50.0	50.0
RMB Czech Arcona S.r.o. (Czech Republic)	—	50.0	50.0
RMB Dansk Reklame Films A/S (Denmark)	—	—	12.5
RMB Denmark A/S (Denmark)	—	—	25.0
RMB Entertainment S.A. (Belgium)	—	25.0	50.0
Screenvision Spain S.A. (Spain) (formerly RMB España Multimedia SA)	—	50.0	50.0
RMB Finland Oy (Finland)	—	—	25.0
RMB Italia S.r.l. (Italy)	—	50,0	—
RMB Norway (Norway)	—	—	25.0
RMB Portugal (Portugal)	—	50.0	50.0
RMB Slovakia S.r.o. (Slovakia)	—	—	50.0
RMB Sweden A.B. (Sweden)	—	—	25.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	—	50.0	50.0
Screenvision Finance S.A.S. (France)	—	50.0	50.0

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	% share held by Thomson (1) December 31,
	2001	2002		2003
COMPANY - (Country)
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	—	50.0		50.0
Screenvision Group (Europe) Ltd. (United Kingdom) (formerly RMBI II)	—	50.0		50.0
Screenvision Holdings (Europe) Ltd. (United Kingdom)	—	50.0		50.0
Screenvision Holdings S.A.S. (France)	—	50.0		50.0
Screenvision Netherlands B.V. (Netherlands) (formerly RMB Netherlands)	—	50.0		50.0
Vandam KH S.A. (Belgium)	—	50.0		(	*)

3) Consolidated by equity method
A Novo Comlink España, S.L. (Spain)	33.3	—		—
Celstream Technologies Private Ltd. (India)	—	—		38.8
CTE El Athir (Tunisia)	30.0	30.0		30.0
Easyplug S.A.S. (France)	—	—		50.0
Easyplug, Inc. (U.S.)	—	—		50.0
J2T Holding GmbH (Germany)	50.0	—		—
J2T Video (Tonnerre) S.A. (France)	50.0	(	*)	(	*)
Metric Line (France)	—	—		40.0
MTEP (U.S.)	—	—		12.5
Singingfish.com, Inc. (U.S.)	—	—		100.0
Techfund Capital Europe (France)	—	—		20.0
Thomson Pacific Consumer Electronics Co. Ltd. (Taiwan)	50.0	50.0		50.0
Total Technology Company Ltd. (Hong Kong)	—	—		19.9

(1)	Percentage rounded to one decimal.

(*)	Entities merged into others

(**)	Holding companies of Technicolor affiliates

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

Items affecting Net Income and Shareholders’ Equity

(a) Investment securities

Thomson holds equity securities that have readily determinable fair values and are classified as “Other investments” in the consolidated balance sheets. Other investments are carried at the lower of cost or market value. French GAAP does not permit upward adjustments in the value of these securities to reflect their market value. For U.S. GAAP purposes, the Group has classified these investments as available for sale, measured at fair value, with unrealized gains and temporary declines in the value excluded from earnings and reported as a component of shareholders’ equity, and declines in the value which are other than temporary accounted for as realized losses.

In 2002, Thomson disposed of its remaining equity securities of Gemstar. As of December 31, 2001, under U.S. GAAP the unrealized gain on Gemstar was € 227 million, which amount subsequently decreased to € 10 million at the time the sale took place. The recognized gains on the disposal of all these equity securities were computed based on weighted average prices.

In 2002, Thomson acquired certain equity securities that have been classified as held for sale under French GAAP. Such investment is carried at the lower of costs or market value, with change in value being recorded against financial Income. Under U.S. GAAP, related equity securities have been classified as available for sale.

At the end of 2002, the decrease in value of the related investment were determined to be other than temporary, resulting in the recognition of an impairment charge under U.S. GAAP, while under French GAAP a valuation allowance for the same amount has been recognized. As a result, there is no difference between U.S. GAAP and French GAAP in the 2002 Consolidated Income Statement related to this investment.

During 2003, the market value of such investment increased resulting under French GAAP in the reversal of the 2002 valuation allowance. Under U.S. GAAP, the new cost basis applied and the upward change in the market value has been excluded from earnings and recorded in Other Comprehensive Income.

As of December 31, 2003, under U.S. GAAP, the fair value and carrying value of marketable securities held by Thomson was € 20 million (€ 5 million and € 288 million as of year end 2002 and 2001, respectively). The fair value of these marketable securities has increased by € 9 million during the period from December 31, 2003 to April 20, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(b) Restructuring

Under French GAAP, since January 1, 2002, Thomson records restructuring liabilities according to the new French regulation n° 2000-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities. Under this new French regulation, a reserve for restructuring must meet certain conditions, which are very similar to U.S. GAAP requirements. These conditions include (i) the existence of a formalized restructuring plan with the approval by appropriate level of management of the operations and activities to be restructured, (ii) a public announcement of such plan prior to balance sheet date and (iii) the existence of a commitment for the Group for all restructuring plans conditioned by a financial operation (purchase or sale transaction). Moreover, under French GAAP, similar to U.S. GAAP, costs associated with an exit plan recorded in the balance sheet are recognized as restructuring reserves only if the related costs are not associated with or do not benefit continuing activities of the Group. Finally, under this new regulation, write-downs of assets are no longer part of the restructuring reserve but are presented as a deduction of the corresponding assets. Prior to January 1, 2002, Thomson recorded restructuring liabilities during the period when restructuring plans had been approved by the appropriate level of management.

Under U.S. GAAP, Thomson has applied the provisions of Statement of Financial Accounting Standards No. 88 (“SFAS 88”) “Employers’ Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits”, No. 112 (“SFAS 112”) “Employer’s Accounting for Post employment Benefits” and No. 146 (“SFAS 146”) “Accounting for Costs Associated with Exit or Disposal Activities”, for plans initiated after December 31, 2002, which nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.

Even though differences in the recognition of restructuring accruals have been reduced since the implementation of the new French regulation n°2000-06 on liability recognition, U.S. GAAP continues to apply additional criteria in comparison with French GAAP to permit the recognition of a liability. In particular, French GAAP does not require that the communication of the benefit arrangement include sufficient details to enable employees to determine the type and amount of benefits they will receive if they are terminated (“non specific benefits”). These differences in accounting principles create timing differences in the recognition of liabilities including (i) restructuring charges accrued under U.S. GAAP that were recorded for French GAAP purposes in a prior period, (ii) accrual of non specific benefits under French GAAP which are not eligible under U.S. GAAP and (iii) reclassification of write-downs of assets which occurred in 2002 under French GAAP. In addition, and without altering the ending restructuring balance, the presentation of movements of reserve under French GAAP are reversed under U.S. GAAP for costs recorded as incurred and associated to or benefiting continuing activities.

For restructuring related to business combinations accounted for as purchases, Thomson applies the French regulation 99-02 “Consolidated Financial Statements of Commercial Enterprises and Public Companies”. Under such regulation, the acquiring company shall record restructuring liabilities in the purchase business combination if the following conditions are met: (i) the reorganization programs are clearly defined by management and their costs are reasonably estimated; (ii) a public announcement of these plans has been made prior to the end of the fiscal year following the year when the purchase was consummated. Furthermore under French GAAP, the acquiring company may record restructuring liabilities related to duplicate facilities of the acquirer as part of the cost of acquisition in a business combination accounted for as purchase.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Under U.S. GAAP, Thomson applies the “Emerging Issues Task Force” consensus on issue No. 95-3 (“EITF 95-3”) “Recognition of Liabilities in Connection with a Purchase Business Combination” in accounting for all restructuring plans related to its acquisitions. Under EITF 95-3, reserve for restructuring an activity of an acquired company must meet specific conditions which include the following: (i) As of the consummation date management, having the appropriate level of authority, begins to assess and formulate a plan and commit the combined company to the plan as soon as possible after the consummation date; (ii) the finalization of the plan must occur prior to the end of period of one year after the consummation date of the acquisition; (iii) the restructuring costs must not have any future economic benefit to the combined company, they must be incremental to other costs incurred by either the acquired or the acquiring company in the conduct of activities prior to the consummation date and they must be incurred as a direct result of the plant to exit an activity of the acquired company.

In addition, under EITF 95-3 restructuring costs related to the acquiring company are not considered in the purchase price allocation.

Timing differences exist between (i) the French GAAP and U.S. GAAP restructuring charges, since U.S. GAAP does not allow costs incurred by the acquiring company to be recognized as a liability assumed as of the consummation date of the acquisition, and (ii) French GAAP and U.S. GAAP window periods, since U.S. GAAP limits the window period to twelve months following the consummation date of the business combination whereas French GAAP extends this window period to the closing date of the fiscal year following the one in which the business combination occurred.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b i) The impact of U.S. GAAP adjustments related to restructuring is as follows:

	December 31, 2002	Current Year Expense	Cash Payments	Release of Reserve to Income	Net Change	Change in Scope of Consolidation	Currency Translation Adjustments and Others	December 31, 2003
	(€ in millions)
French GAAP restructuring reserve	127	226	(173)	(9)	44	22	(75)	118
CASA plans addressed by the pension adjustment under U.S. GAAP	(8)	(10)	6	1	(3)	—	(4)	(15)
Non specific voluntary termination offer not accepted at balance sheet date	(8)	2	—	1	3	—	(3)	(8)
Non specific involuntary termination arrangements (*)	(41)	28	—	2	30	3	7	(1)
Future loss on non ceased contract	—	(9)	—	—	(9)	1	—	(8)
Cost to move inventory or tangible assets to another location	(1)	(10)	11	—	1	—	(1)	(1)
Reengineering and consulting costs	(1)	(5)	4	—	(1)	1	—	(1)
Other and adjustment on non eligible assets write-downs (**)	(12)	3	18	—	23	(18)	—	(7)
Total U.S. GAAP adjustments	(71)	(1)	41	4	44	(13)	(1)	(41)

Reclassification of assets write downs	(1)	(51)	—	—	(51)	(5)	56	(1)
Reclassification to other cost of Sales	(1)	(9)	2	—	(7)	—	8	—
Total U.S. GAAP reclassifications	(2)	(60)	2	—	(58)	(5)	64	(1)

Total U.S. GAAP Adjustments and reclassifications	(73)	(61)	43	4	(14)	(18)	63	(42)
U.S. GAAP restructuring reserve	54	165	(130)	(5)	30	4	(12)	76

	December 31, 2002	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2003
	(€ in millions)
Employee termination benefits	35	137	(103)	(5)	4	(3)	65
Other costs	19	28	(27)	—	—	(9)	11

TOTAL	54	165	(130)	(5)	4	(12)	76

The column currency translation adjustments and others include translation adjustments generated by foreign subsidiaries on variations of the reserves and reclassifications of reserves.

(*)	The positive amount for the current year expense reflects the accrual under U.S. GAAP in 2003 of prior years non-specific involuntary termination arrangements that turned out to become specific in 2003.

(**)	The line item “Other and adjustment on non eligible assets write-downs” relates to various costs non-eligible in U.S. GAAP such as currency translation adjustments on entities under liquidation and assets impairment for duplicate facilities incurred by acquiring companies in purchase business combination.

For restructuring costs incurred and expensed during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“Cash payments”) of the same amount in the table of changes in restructuring reserve above.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	December 31, 2001	Current Year Expense	Cash Payments	Release of Reserve to Income	Net Change	Change in Scope of Consolidation	Currency Translation Adjustments and Others	December 31, 2002
	(€ in millions)
French GAAP restructuring reserve	183	151	(175)	(10)	(34)	34	(56)	127
CASA plans addressed by the pension restatement under U.S. GAAP		(8)			(8)			(8)
Non specific voluntary termination offer not accepted at balance sheet date	(5)	(3)	—	—	(3)	—	—	(8)
Non specific involuntary termination arrangements and plans not announced at balance sheet date	(16)	(7)	—	1	(6)	(22)	3	(41)
Cost to move inventory or tangible assets to another location	(3)	(7)	7	—	—	2	—	(1)
Reengineering and consulting costs	(6)	(8)	8	—	—	3	2	(1)
Other and adjustment on non eligible
assets write-downs (*)	(24)	(13)	28	1	16	7	(11)	(12)
Total U.S. GAAP adjustments	(54)	(46)	43	2	(1)	(10)	(6)	(71)

Reclassification of assets write downs	(38)	(25)	2	4	(19)	5	51	(1)
Reclassification to other cost of Sales	(8)	(5)	9	—	4	(9)	12	(1)
Total U.S. GAAP reclassifications	(46)	(30)	11	4	(15)	(4)	63	(2)

Total U.S. GAAP Adjustments and reclassifications	(100)	(76)	54	6	(16)	(14)	57	(73)
U.S. GAAP restructuring reserve	83	75	(121)	(4)	(50)	20	1	54

	December 31, 2001	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2002
	(€ in millions)
Employee termination benefits	73	53	(90)	(4)	6	(3)	35
Other costs	10	22	(31)	—	14	4	19
TOTAL	83	75	(121)	(4)	20	1	54

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

For restructuring costs incurred and expensed during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“Cash payments”) of the same amount in the table of changes in restructuring reserve above.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	December 31, 2000	Current Year Expense	Cash Payments	Release of Reserve to Income	Net Change	Change in Scope of Consolidation	Currency Translation Adjustments and Others	December 31, 2001
	(€ in millions)
French GAAP reserve	179	187	(139)	(80)	(32)	93	(57)	183
Voluntary termination offer not accepted at balance sheet date	(4)	(2)	2	1	1	—	(2)	(5)
Unaccepted benefits in excess of legal or contractual obligations	(1)	1	—	—	1	—	—	—
Plans not announced at balance sheet date	(59)	40	—	25	65	(11)	(11)	(16)
Cost to move inventory or tangible assets to another location	(18)	(2)	3	16	17	(2)	—	(3)
Reengineering and consulting costs	(1)	(13)	13	—	—	(5)	—	(6)
Other and adjustment on non eligible assets write-downs (*)	(12)	(14)	21	13	20	(28)	(4)	(24)
Total U.S. GAAP Adjustments	(95)	10	39	55	104	(46)	(17)	(54)

Reclassification of assets write downs	(19)	(27)	—	16	(11)	(27)	19	(38)
Reclassification to other cost of sales	(4)	(48)	5	2	(41)	(3)	40	(8)
Reclassification to environmental reserve	(5)	—	—	5	5	—	—	—
Total U.S. GAAP reclassifications	(28)	(75)	5	23	(47)	(30)	59	(46)

Total U.S. GAAP adjustments and reclassifications	(123)	(65)	44	78	57	(76)	42	(100)
U.S. GAAP reserve	56	122	(95)	(2)	25	17	(15)	83

	December 31, 2000	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2001
	(€ in millions)
Employee termination benefits	48	114	(88)	(1)	10	(10)	73
Other costs	8	8	(7)	(1)	7	(5)	10
TOTAL	56	122	(95)	(2)	17	(15)	83

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

For restructuring costs incurred and expensed during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“Cash payments”) of the same amount in the table of changes in restructuring reserve above.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b ii) The total amount of costs accrued during 2003 for each reportable segment is as follows:

For the year ended December 31, 2003
Content & Networks	60
Components	50
Consumer Product	38
Holdings	12

Total	160

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b iii) The restructuring plans adopted in 2003 and not associated with any business combination recorded under U.S. GAAP for € 225 million include the following major actions:

Restructuring costs
Cost of North American plans amounts to € 123 million of which € 13 million are voluntary termination benefits, € 41 million are involuntary termination benefits, € 14 million are other exit costs and € 55 million are write-down of assets, and is broken down as follows:

—The adaptation of the production capacity of two plants in the US that led to the closure of two tubes production lines in Marion, resulted in € 14 million of involuntary termination costs (879 people), € 15 million of write-down of fixed assets and € 1 million of write-down of inventories; and one glass production tank in Circleville, resulted in € 10 million of involuntary termination costs (406 people), € 4 million of other exit costs, € 8 million of write-down of fixed assets and € 8 million of write-down of inventories.

—The closure of Virginia Optical plant (Charlottesville) resulting in € 3 million of involuntary termination costs (578 people), € 6 million of loss on ceased contracts and related costs and € 17 million of write-down of fixed assets.

—The Tune up and CP Max plans for adaptation of the costs structure to the US business environment representing € 9 million of voluntary severance costs and € 3 million of involuntary costs (204 people).

—The closure of Crown Wood (TV) resulting in € 2 million of involuntary termination costs (106 people) and € 4 million of write-down of fixed assets.

—The restructuring plan in Juarez (end of TTM TV activity and transfer El Paso warehouse into TTM facility) generating € 3 million of involuntary termination costs (1,138 people) and € 3 million of write-down of fixed assets.

—The second phase of the reorganisation of the Lancaster centre representing € 3 million of write-down of fixed assets (Costs to vacate Indianapolis facility).

—The reorganisation program of the TV and video product development for € 3 million of involuntary termination costs (52 people).

—The closure of the Toluca plant in Mexico resulting in € 2 million of voluntary termination benefits (380 people).

—The termination of leasing contracts on two buildings in Indianapolis resulting in € 2 million of loss on ceased contracts.

—The restructuring of Grass Valley for € 1 million of involuntary termination costs (14 people) and € 1 million of loss on ceased contracts.

—The downsizing of North Hollywood plants resulting in € 1 million of loss on ceased contracts.

—The closure of the Englewood facility and the executive offices in Burbank resulting in € 1 million of loss on ceased contracts.

—The Scranton closure resulted in € 1 million of involuntary termination costs.	123

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Restructuring costs
Cost of plans incurred by French entities amounts to € 48 million of which € 13 million are voluntary termination benefits, € 29 million are involuntary termination costs, € 3 million are other exit costs and € 3 million are write-down of assets, and is broken down as follows:

—Theclosure of the Steli plant resulting in € 3 million of voluntary termination benefits, € 10 million of involuntary termination costs (327 people) and € 1 million of other exit costs.

—The downsizing of certain research & development centers: (1) Rennes (R&D DSL) resulting in € 7 million of involuntary termination costs (45 people), (2) Moirans resulting in € 3 million of involuntary termination costs (62 people) and € 3 million for write-down of assets.

—In connection with the re-organisation of Grass Valley and Thomson Broadcast activities, Thomson incurred € 1 million of voluntary termination benefits and € 1 million of involuntary termination costs (28 people).

—The restructuring of the Angers plant resulting in € 1 million of voluntary termination benefits.

—The reorganization of Thomson Tubes & Displays generating € 1 million of voluntary termination benefits.
Other holdings’ costs include voluntary terminations benefits (€ 1 million) and involuntary termination costs (€ 2 million) for the restructuring in France, Germany and Asia.

—The restructuring of Television Components generating € 2 million of involuntary termination costs (48 people); R&D: € 1 million of voluntary termination benefits and € 1 million of involuntary termination costs (4 people); Atlinks: € 1 million of voluntary termination benefits (13 people) and € 1 million of loss on ceased contracts; Videoglass: € 1 million of voluntary termination benefits (13 people).

—The downsizing of the Marketing and Sales activities for € 1 million (9 people).	48

Cost of German plans amounts to € 24 million and relates to the following programs:

—The Weiterstadt, Greisheim globalisation plans (Broadcast business) for € 14 million: involuntary termination costs (€ 11 million), loss on ceased contracts (€ 1 million) and other exit costs (€ 2 million).

—The downsizing of VRF Villingen for € 7 million of voluntary termination costs (45 people).

—Other projects which represent € 2 million of involuntary termination Costs (15 employees) and € 1 million of other exit costs.	24

Cost of Italian plans amounts to € 10 million and relates to the following program:

—Thedownsizing of one plant in Anagni (Tube plant) resulting in € 9 million of voluntary termination benefits (206 people) and € 1 million for write-down of inventories.	10

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Restructuring costs
Cost of British plans amounts to € 8 million and relates to the following program:
— The downsizing of the optical plant in Cork affecting 266 people (€ 3 million of involuntary termination costs, € 1 million of loss on ceased contract and € 1 million of other costs).
— The reorganisation of the Marketing & Sales services resulting in € 3 million of other exit costs.	8

Cost of plans incurred in Asia amounts to € 5 million and includes € 1 million of voluntary termination benefits, € 2 million of involuntary termination costs, € 1 million of loss on ceased contracts and € 1 million of other exit costs.	5

Cost of Spanish plans amounts to € 4 million and includes voluntary severance expenses (€ 2 million) for the optimisation of Marketing & Sales services and involuntary termination costs (€ 2 million) for the rationalization of the Residential phone activity and impact 18 people.	4

Cost of plans incurred in the Netherlands relates to (1) the VHS activity and amounts to € 1 million of involuntary severance costs and € 1 million of loss on ceased contracts; And (2) the restructuring of the Breda plant for € 1 million of involuntary severance costs.	3

Total restructuring costs	225

Less fixed assets and inventories write-downs included in the above-mentioned plans	(60)

Current year accrued restructuring expenses	165

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The restructuring plans adopted in 2002 not associated with any business combination and recorded under under U.S. GAAP for € 105 million include the following major actions:

Restructuring costs
Cost of plans incurred by North American legal entities amount to € 40 million of which € 2 million of voluntary termination benefits, € 21 million of involuntary termination benefits, € 10 million of other exit costs and € 7 million write-down of assets, including the following:
—Reorganisation program for TV and video product development for € 4 million (35 people).
—The Indianapolis downsizing resulted in € 1 million of involuntary termination costs, € 2 million of idle facility costs and € 1 million of write-down of fixed assets.
—Marketing and Sales downsizing program generated voluntary severance costs for € 1 million (5 people).
—Programs involving TV Operations in Mexico represented € 5 million of involuntary costs affecting 665 people and € 2 million of write-down of fixed assets.
—The closure of the Deptford plant resulted in € 1 million write-down of fixed assets and € 1 million write-down of receivables.
—The reorganisation of the Lancaster center represents € 4 million (54 people).
—The Scranton closure resulted in idle facility costs for € 6 million write down of inventories and fixed assets for € 2 million.
—Other involuntary severance programs include the Spider resize program for € 3 million (52 people), the Tiger program for € 1 million.

—Within Digital Media Solutions, the downsizing of North Hollywood plants includes both voluntary (€ 1 million) and involuntary termination costs (€ 1 million) affecting 200 people, and the restructuring of Grass Valley for € 2 million.

—Reserves for other exit costs of € 2 million cover future contract termination losses following the discontinuation of the Philips Automation activities and a closure in Holland.	40

Cost of plans incurred by French entities totals € 38 million of which € 17 million of involuntary termination costs, € 4 million of other exit costs and € 17 million for write-down of assets, which include the following:

—The closure of the Steli plant has generated € 7 million of involuntary severance costs affecting 349 people, € 1 million of other exit costs and € 3 million of write-off of fixed assets and inventories.

—The reorganization of the Grass Valley Group and Thomson Broadcast activities, resulted in € 3 million of involuntary expenses, € 3 million of other exit costs and € 4 million of write down of assets.

—Additionally, the restructuring of an Atlinks facility in Mexico accrued by Atlinks French legal entity has resulted in € 10 million of write-down of assets.
—Other minor expenses include involuntary termination benefits for the downsizing of the Japanese, Korean and French purchase activities (€ 3 million) affecting 24 people; downsizing of the Marketing and Sales activities (€ 3 million) related to 36 people and the downsizing of the Residential phone activity (€ 1 million) affecting 16 people.	38

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Restructuring costs
Cost of German plans for € 10 million relates to the following programs:
—The Weiterstadt and Greisheim and globalisation plans for € 9 million: involuntary termination costs (€ 4-6 million) concerning 92 people and other exit costs (€ 3 million).
—Other plans incurred € 1 million of voluntary termination costs (4 people).	10

Cost of plans incurred in Asia amounts to € 7 million and includes the restructuring of one of its plant and the continuation of the SAFE program. The costs mainly consist in involuntary termination costs, € 3 million affecting 2,687 people and € 4 million of fixed assets write-downs.	7

Cost of plans incurred in the Netherlands relates to the restructuring of the Breda plant for € 2 million of involuntary severance costs (21 employees).	2

Cost of British plans in connection with voluntary and involuntary programs for € 2 million (26 employees). Other exit cost were related to idle facility expenses for € 4 million.	6

Cost of Polish plans (€ 1 million) for involuntary severance expenses following the TIGER program (122 employees).	1

Cost of Spanish plans for € 1 million due to voluntary severance expenses concerns 8 people.	1

Total restructuring costs	105

Less fixed assets and inventories write-downs included in the above-mentioned plans	(30)

Current year accrued restructuring expenses	75

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The restructuring plans adopted in 2001 not associated with any business combination and recorded under U.S. GAAP for € 197 million include the following major actions:

Restructuring costs
Costs of North American plans amounted to € 94 million. A large portion of this accrual consists of involuntary severance costs of € 48 million. These involuntary costs relate to the following plans:
—The Business Process Improvement program represented € 14 million affecting 2,339 people.

—The closure of the American Tubes Operations Scranton facility represented € 13 million.

—Other involuntary severance programs include the ATO Tiger plan for € 7 million, the Deptford Accessories business for € 5 million, the Product Development Globalisation for € 2 million, the Marion facility for € 1 million and various other North American plans for € 6 million. These remaining plans affected around 780 employees.

—The voluntary severance programs for € 3 million mainly comprise severance costs for the Lancaster facility affecting 53 employees. Additionally, other severance benefits for € 9 million are related to the Scranton facility and other exit costs of € 2 million are incurred by various other plans.

—Write-down of fixed assets was € 15 million, of which € 14 million was related to Scranton plant and € 1 million to other plans. Additionally, the write-down of inventories was € 17 million, of which € 9 million were related to the closure of the Scranton plant, € 4 million related to the exit of the Servi Centro facility and € 4 million to other restructuring programs.	94

Cost of French plans totalled € 34 million.

—Included in this amount are reserves on the restructuring of the "Internet Appliances" activity with the downsizing of the Illkirch plant. This specific program has incurred involuntary severance costs for € 5 million affecting 65 employees and other exit costs for € 1 million.

—Other involuntary severance costs include € 3 million associated with the Display and Components activity (32 employees), € 2 million for the Sales and Logistics Departments (29 employees), € 1 million for the Cergy facility (11 employees) and € 3 million for other French plans (53 employees).

Additionally, voluntary severance costs were € 5 million related to the downsizing of Angers plant affecting 67 employees. Other exit costs were € 1 million.

—Write-down of inventories (€ 13 million) were related to the disposal of the lllkirch production line (€ 8 million) and the Cergy facility (€ 5 million).	34

Cost of Asian plans (€ 21 million) is mainly composed of involuntary severance programs (€ 2 million) affecting 80 employees. Other exit costs in Hong Kong amounted to € 4 million.
The write-down of fixed assets represents € 3 million primarily in China and the write-down of inventories in Hong Kong amounts to € 12 million and related to the Internet Appliances activity.	21

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Restructuring costs

Cost of German plans amounts to € 15 million relating to involuntary termination costs (€ 8 million) and other exit costs (€ 3 million) concerning 142 employees. Write down of fixed assets and inventories amount to € 4 million.	15

Cost of Latin American plans for € 14 million in connection with voluntary programs and involuntary programs (€ 9 million) related to the termination of 1,259 employees. The plans also include write down of fixed assets for € 4 million and inventories for € 1 million.	14

Cost of Italian plans for € 11 million due to the restructuring of one production line. The costs mainly represent involuntary termination programs (€ 8 million) related to reduction of 270 employees. Write-downs of inventories (€ 3 million) were related to the disposal of this production line.	11

Cost of plans in Thailand (€ 5 million) concerning the closure of a production line. The voluntary termination program (€ 3 million) concerns 729 employees. Write down of inventories reach € 2 million.	5

Cost of other European plans for € 3 million mainly relating to the Polish plans (€ 2 million) for which voluntary severance costs have been incurred affecting 217 employees. Write-down of fixed assets amounts to € 1 million.	3

Total restructuring costs	197

Less fixed assets and inventories write-downs included in the above-mentioned plans	(75)

Current year accrued restructuring expenses	122

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

b iv) Regarding the prior year acquisitions, the reserves are analyzed below:

PDSC

In connection with the acquisition of Panasonic Disc Services Corporation (PDSC) in June 2002, the Group has implemented several plans to restructure the operations. As part of the restructuring plans, PDSC accrued an initial restructuring liability of € 15.3 million. During the year, the Company accrued an additional liability of € 6.8 million that met the accounting criteria required under EITF 95-3 for accrual. Thus, the net total restructuring liability for PDSC amounts to € 22.1 million. This restructuring accrual relates to costs to exit the Cork, Ireland optical plant and to related terminated employees. Such amounts were recognized as liabilities assumed in the purchase price allocation of PDSC.

Of the total restructuring accrual recorded as a liability in the purchase business combination, approximately € 6.5 million were related to work force reductions and is related to employee termination benefits due to the closure of facilities and services reorganisation across Europe (affecting 266 people in 2003).

The restructuring accrual also includes exit costs for approximately € 9.2 million. These incremental exit costs include idle facility costs and contract termination obligations for leasehold payments. At December 31st, 2003, it remains a € 5.0 restructuring reserve.

In addition, the restructuring accrual comprises impairments for fixed assets and inventories in the amount of € 6.4 million. This reserve was entirely consumed during the period.

Selected information relating to the restructuring costs included in the allocation of the cost to acquire PDSC is as follows:

	Reserve at June 25, 2002	Cash Payments During the period from June 25, 2002 to December 31, 2002	Currency Translation Adjustment	Reserve at December 31, 2002	Additional Accrual According to EITF 95-3	Cash Payments / Reclassification During year 2003	Reserve at December 31, 2003
	(€ in millions)
Employee termination costs	—	—	—	—	—	—	—
Other exit costs	8	—	(1)	7	1	(3)	5
Fixed assets impairments	1	(1)	—	—	6	(6)	—

Total	9	(1)	(1)	7	7	(9)	5

GVG

In connection with the acquisition of Grass Valley Group (“GVG”) in March 2002, the Group has implemented several plans to reorganize and restructure some of the operations and eliminate dual capacities between Grass Valley activities and Thomson Broadcast activities in North America.

GVG accrued an initial restructuring liability of € 6.6 million mainly related to the closure of the Automation division in Nevada. During the year, the company accrued an additional liability of € 1.6 million that met the accounting criteria required under EITF 95-3 for accrual. Thus, the net total restructuring liability for GVG amounts to € 8.2 million. Such amounts were recognized as liabilities assumed in the purchase business combination and included in the allocation of the cost to acquire GVG.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Of the total restructuring accrual recorded as a liability in the purchase business combination, € 0.6 million are asset impairments. This restructuring reserve is mainly related to the closure of the Automation division in Nevada including € 5.4 million of involuntary severance costs, € 0.4 million of litigation fees and € 1.4 million of other exit costs.

In 2002, € 3.5 million was paid out for employee termination benefits, € 0.6 million against other exit costs and the € 0.6 million asset impairments were entirely utilized.

In 2003, € 2.3 million was paid out for employee termination benefits, € 2.0 million against other exit costs and € 0.8 million of other exit costs have been reversed.

Technicolor

The Company accrued an initial restructuring liability of approximately € 35.1 million as of March 16, 2001, the date of the acquisition. During 2002, an additional liability of approximately € 0.8 million. Thus the net total restructuring liability for Technicolor amounted to € 36.0 million, using March 16, 2001 exchange rate, related to costs to exit and consolidate certain activities, costs for the impairment of assets as well as costs to terminate employees across various business units: approximately € 8.9 million were related to work force reductions and represented employee termination benefits. Employee termination costs occurred across all the Technicolor business units. The total number of employees initially identified to be involuntarily terminated or relocated approximated 670 people. As of December 31, 2003 all of them had occurred (closure and downsizing of the entities). Termination payments of approximately € 5.5 and € 2.3 million were made in 2002 and 2001. As of December 31, 2003, the remaining liability of approximately € 0.7 million has been paid.

The restructuring accrual also included approximately € 0.6 million associated with lease and contract termination costs. All such costs were fully paid out in 2002.

The restructuring accrual comprised finally impairments for fixed assets, € 26.3 million that were booked at acquisition date.

Broadcast

The company accrued an initial restructuring liability of approximately € 14.5 million and during 2002, an additional amount of € 7.8 million. This reserve, which related to involuntary termination benefits, write-down of inventories and fixed assets, and idle facility costs, is totally consumed as of December 31, 2003.

bv) The number of employees to be terminated is analyzed below:

The remaining € 67 million reserve for employee termination benefits at December 31, 2003 relates to approximately 1,195 employees to be terminated including:

Number of Employees
US plan	752
French plans	189
German plans	85
Italian plans	156
Other	13

TOTAL	1,195

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method. Accruals and prepaid expenses are recorded in accordance with the prevailing accounting practice in each country. In some cases, adjustments to comply with Company’s rules have been made.

Disclosures in accordance with SFAS 132 are as follows:

	Pension benefits			Other benefits
	2001	2002	2003	2001	2002	2003
	(€ in millions)
Change in Benefit Obligation
Benefit Obligation at beginning of year	(656)	(800)	(736)	(268)	(296)	(412)
Service cost	(53)	(41)	(33)	(7)	(7)	(8)
Interest cost	(53)	(46)	(40)	(27)	(31)	(27)
Amendments	(1)	(21)	2	13	(2)	—
Business combinations	(77)	(7)	(4)	(4)	(2)	—
Plan participants contributions	—	—	(1)	—	(3)	(3)
Curtailment / Settlement	—	52	39	—	—	11
Actuarial (loss) gain	(26)	8	(31)	(7)	(165)	(98)
Benefits paid	74	60	40	17	30	22
Others (foreign currency translation)	(8)	59	57	(13)	64	79
Benefit Obligation at end of year	(800)	(736)	(707)	(296)	(412)	(436)
Change in Plan Assets
Fair value of plan assets at beginning of year	354	406	237	—	—	2
Actual return on plan assets	12	(68)	24	—	—
Thomson contribution	25	—	29	—	—
Plan participants contributions	—	—	1
Curtailment / Settlement	—	(52)	(38)	—	—
Business combinations	48	7	12	—	2	(2)
Benefits paid	(47)	(8)	(7)	—	—
Others (foreign currency translation)	14	(48)	(37)	—	—
Fair value of plan assets at end of year	406	237	221	—	2	—
Funded status of the plan	(394)	(499)	(486)	(296)	(410)	(436)
Unrecognized actuarial (gains) or losses	21	106	109	(77)	85	145
Unrecognized actuarial prior service cost	1	8	(3)	(2)	3	2
Unrecognized actuarial transition obligation	3	3	2	87	56	33
Accrued (prepaid) benefit cost	(369)	(382)	(378)	(288)	(266)	(256)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets were as follows:

	2001	2002	2003
Projected Benefit Obligation	440	646	707
Accumulated Benefit Obligation	416	630	648
Fair Value of Plan Assets with ABO In Excess of Plan Assets	—	187	214

The measurement date of the projected benefit obligation is December 31, 2003. Actuarial assumptions have been determined by actuaries on a country by country basis and company by company. The average assumptions are:

	Pension benefits			Other benefits
	2001	2002	2003	2001	2002	2003
Benefit obligation discount rate	6.4%	6.3%	5.5%	7.5%	7.0%	6.4%
Estimated annual rate of increase in future compensation	3.2%	3.2%	3.0%	4.0%	4.0%	4.0%
Expected rate of return on plan assets	9.3%	9.0%	7.1%	N/A	N/A	N/A

	Pension benefits			Other benefits
	2001	2002	2003	2001	2002	2003
	(€ in millions)
Annual cost under U.S. Gaap
Service cost	(53)	(41)	(33)	(7)	(7)	(8)
Interest cost	(53)	(46)	(40)	(27)	(31)	(27)
Expected return on plan assets	37	26	15	—	—	—
Amortization of unrecognized prior service cost	—	(14)	(9)	(5)	(1)	(1)
Amortization of actuarial net losses or (gains)	—	4	(5)	4	1	(4)
Amortization of net transition obligation	—	—	(1)	(9)	(18)	(5)
Effect of curtailment/settlement	—	(1)	(2)	—	—	(10)
Net periodic benefit cost	(69)	(72)	(75)	(44)	(56)	(55)

Annual costs under French GAAP are as follows:

	Pension benefits			Other benefits
	2001	2002	2003	2001	2002	2003
Annual cost under French GAAP	(69)	(67)	(58)	(24)	(40)	(39)

The difference between these amounts and the annual costs under U.S. GAAP stems from differences in timing of amortizations of the initial transition liability and from the difference of method of recognition of excess funding by certain companies.

Health care costs are assumed to increase by 11 % in 2004, 10% in 2005, 9% in 2006 and 5% in 2007 and later.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits			Other benefits
	2001	2002	2003	2001	2002	2003
	(€ in millions)
Accrued benefit liability (including MLA)	(437)	(491)	(471)	(288)	(266)	(256)
Prepaid benefit cost	8	12	6	—	—	—
Net amount accrued for under U.S. GAAP	(429)	(479)	(465)	(288)	(266)	(256)

Minimum Liability Adjustment (MLA)	60	97	87	—	—	—

Including other comprehensive income	60	97	85	—	—	—

Including Intangible asset	—	—	2	—	—	—
Net amount recognized	(369)	(382)	(378)	(288)	(266)	(256)

The net accruals as of December 31, 2003, 2002 and 2001 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits
	2001	2002	2003	2001	2002	2003
	(€ in millions)
Net amount accrued for under U.S. GAAP	(429)	(479)	(465)	(288)	(266)	(256)
• difference of method of absence of recognition of excess funding by certain companies	(8)	(11)	(9)	—	—	—
• Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	30	12	—	(71)	(59)	(33)
• Reclassification	—	—	23	—	—	—
• Minimum Liability Adjustment (MLA)	60	97	87	—	—	—
Net amount accrued for in consolidated financial statements	(347)	(381)	(364)	(359)	(325)	(289)

Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(€ in millions)
Effect on total of service and interest cost components	1	—
Effect on the postretirement benefit obligation	106	(80)

For additional disclosures on plan assets required by SFAS 132 revised 2003, Thomson domestic plans are not concerned by these requirements, as they are not covered by assets.

As of December 31, 2003 the recent change in the Medicare act is not included in the Group consolidated numbers because the Group has not yet made a determination on whether Group plan is eligible for the subsidy.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

Under U.S. GAAP, Thomson has elected to apply APB Opinion No.25 “Accounting For Stock Issued To Employees”, which requires that compensation arising from compensatory plans to be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans, the compensation expense is calculated as the difference between the intrinsic value of the shares at the grant date and the employee strike price and recognized over the vesting period.

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

As of December 2003, after taking into account the forfeited stock option, the number of stock option related to fixed option plans adopted as of December 18, 2000, March 16, 2001 and July 23, 2001 is 3,048,100.

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

As of December 31, 2003, after taking into account the forfeited stock options, the number of stock option related to this plan is 2,935,300.

Information for stock options granted and forfeited during 2001, 2002 and 2003 is as follows:

	Number of options	Weighted average exercise price (in Euro)
December 31, 2000	3,458,500	55.9
Granted (March 16, July 23)	560,000	55.9
Granted (October 12)	3,540,300	31.5
Forfeited	(450,40)	55.8
December 31, 2001	7,108,400	43.9
Forfeited	(257,500)	44.4
December 31, 2002	6,850,900	43.7
Forfeited	(867,500)	42.3
December 31, 2003	5,983,400	43.9

The following table summarizes information for options outstanding and exercisable as of December 31, 2003:

	Options outstanding		Options exercisable
Exercise price	Number	Remaining life	Number	Remaining life
55,9	3,048,100	7	1,524,050	7
31,5	2,935,300	8	—	N/A

Had compensation cost for stock options awarded under these plan been determined based on the fair value at the date of grant consistent with the methodology of SFAS 123 “accounting For Stock-Based Compensation”, Thomson net income and basic and diluted earnings per share, would have reflected the following pro forma amounts (in millions of Euro, except per share amounts):

	Year ended December 31, 2001 amended*	Year ended December 31, 2002	Year ended December 31, 2003
U.S. GAAP net income (loss)	191	351	(46)
Basic earning (loss) per share	0.72	1.26	(0.17)
Diluted earning per share	0.69	1.21	(0.17)
Add: stock-based employee compensation expense included in reported net income net of related tax effects	48	(1)	(3)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(76)	(38)	(23)
Pro forma U.S. GAAP net income (loss)	163	312	(72)
Pro forma basic earnings (loss) per share	0.61	1.12	(0.26)
Pro forma diluted earnings (loss) per share	0.59	1.06	(0.26)

*	2001 pro forma U.S. GAAP income has been amended to include compensation expense determined under fair value of stock plan implemented as of December 18, 2000.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The fair value of Thomson’s options is € 9.9 million as of March 16, 2001, € 1.8 million as of July 23, 2001 and € 53.4 million as of October 12, 2001 using the Black - Scholes method with the following assumptions for the grants:

December 31, 2001
Expected life (years)	9-10
Interest rate	5.3%
Volatility	50%
Dividend yield per share	0

The weighted average grant date fair values of the options were € 13.6 in 2001.

f) Derivative Instruments and forward exchange contracts

Under U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair market value in other receivables and other creditors and accrued liabilities. Recognition of the gain or loss that results from recording and adjusting a derivative to fair market value depends on the purpose for issuing or holding the derivative. Gains and losses from derivatives that are not used as hedges are recognized immediately in earnings. If a derivative is used to hedge the fair value of an asset, liability, or firm commitment, the gains or losses from adjusting the derivative to its market value will be immediately recognized in earnings and, to the extent the hedge is effective, offset the concurrent recognition of changes in the fair value of the hedged item. Gains or losses from derivatives hedging expected future cash flows will be recorded on the balance sheet in accumulated other comprehensive income/(loss) until the hedged transaction is recognized in earnings; however, to the extent the change in the fair value of the derivative exceeds the change in the anticipated cash flows of the hedged transaction, the excess gains or losses will be recognized immediately in earnings.

Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of items hedged. Gains and losses resulting from the fair valuation of derivative instruments that are not designated as hedges, as well as the ineffective portion of fair value of hedges are recorded in other financial expenses net.

f i) Forward exchange contracts

Under French GAAP, Thomson defers premiums and discounts as well as gains and losses on forward exchange contracts that hedge the following year’s anticipated commercial commitments, and amortizes them to income over the life of the underlying transactions being hedged.

Under U.S. GAAP, SFAS 52 “Foreign Currency Translation” and SFAS 133 “Accounting for Derivatives Instruments and Hedging Activities”, unrealized gains and losses on forward exchange contracts which do not hedge firm commitments may not be deferred and as a result, are immediately recognized in operating income.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

f ii) Other derivatives

Thomson acquires derivative instruments to reduce the effect of the market volatility of certain marketable equity investments, which are treated as hedging transactions under French GAAP but do not always qualify as hedges under SFAS 133. Under U.S. GAAP, such instruments are marked to market with unrealized gains and losses in financial income of the Consolidated Income Statements. As of year end December 31, 2001, their fair value amounted to € 47 million.

Through 2002, such derivative instruments were unwound in connection with the sale of the investment (note 31 (a)) resulting in a gain under U.S. GAAP of € 34 million.

On January 1, 2001, the Company recorded the effect of the transition to SFAS 133 as a cumulative effect of a change in accounting principle, which resulted in a gain of approximately € 5.3 million at 2001 average rate. This gain relates to the vendor agreement discussed in Note (31 ab vi), because, under U.S. GAAP, prevailing before the adoption of SFAS 133, the warrants might be considered hedgeable, while they are not under the new rules. Net effect of the transition adjustment on diluted earnings per share is € 0.02 for the year ended December 31, 2001.

In 2003, Thomson put in place equity collars to reduce the market volatility of certain marketable equity investments. The collars qualified as hedge instruments under both French GAAP and U.S. GAAP. More specifically under SFAS 133 of U.S. GAAP the collars were considered a Fair Value Hedge of the equity investment. Retrospective efficiency testing of the collars was done at December 31, 2003 and the collars met the efficiency requirements of SFAS 133.

Thomson also put in place in 2003 interest rate swaps in order to reduce the price risk associated with a portion of the Group’s fixed rate debt. The swaps qualified as hedge instruments under both French GAAP and U.S. GAAP. More specifically under U.S. GAAP the swaps were considered Fair Value Hedges of the fixed rate debt. Because the characteristics of the swaps are identical to the debt, the short cut method was used instead of efficiency tests.

Furthermore Thomson put in place in 2003 a rate lock in order to reduce the price risk associated with a future 10 year fixed interest rate debt issuance. Through the rate lock the interest rate was effectively fixed before the debt was issued. The rate lock qualified as a hedge instrument under both French GAAP and U.S. GAAP. Under French GAAP the $1.07 million (€ 0.96 million) loss on the rate lock will be recognized over the 10 year life of the debt instrument in financial result. Under U.S. GAAP the lock was considered a Cash Flow Hedge of future interest payments on the debt. The result on the hedge was initially booked in Other Comprehensive Income (“OCI”) and subsequently following issuance of the debt is being reclassified over the 10 year life of the debt to financial result. Over the next 12 months €0.08 million in losses will be reclassified from OCI to financial result.

(g) Asset reevaluation

As permitted under French GAAP, Thomson reevaluated certain fixed assets to market value in conformity with certain country regulations. Such reevaluations are not permitted under U.S. GAAP and the assets would continue to be recorded at historical value.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(h) Capitalized development costs

In 2001, Thomson acquired Alcatel’s DSL activity and wrote off In process R&D (€ 2 million), treatment compliant with French and U.S. GAAP. The cost of this intangible has been reclassified from non-current to R&D costs.

In 2002, Thomson acquired Grass Valley and recognized under French GAAP and U.S. GAAP an intangible asset related to Developed Technology and know-how for € 10 million, amortized based on a 9-year life. Under U.S. GAAP, no adjustment is required for this intangible asset estimated at the fair value and amortized over the technology lives. Furthermore, In process R&D was identified (€ 3 million) and immediately written off under French and U.S. GAAP. The cost of this intangible, purchased from others for a particular R&D project and that has no alternative future uses, has been reclassified from “Other Income (expense)” to R&D costs.

In addition, as permitted under French GAAP, Thomson recognized during 2003 as part of the purchase price allocation of the acquisition of the remaining 20% of Technicolor Digital Cinema, an acquired intangible assets related to a R&D project that meet French GAAP criteria for recognition. Under U.S. GAAP such project has been determined to In Process, and therefore a € 2 million expense has been charged to Income, impacting negatively the U.S. GAAP operating Income as well as U.S. GAAP net Income for the same amount.

(i) Capitalized interest

For U.S. GAAP purposes, Thomson has capitalized interests costs incurred during the construction period for certain assets of Thomson, Inc and Technicolor, which is not required under French GAAP. As of December 31, 2003, net book value of capitalized interests amounts to € 1 million.

(j) Provision for year 2000 compliance and Euro transition

As permitted under French GAAP, Thomson provided for costs to be incurred in connection with Year 2000 compliance and Euro currency transition.

Under U.S. GAAP, such provisions may not be recorded and these costs would be expensed as incurred. In 2002, these provisions have been completely reversed.

(k) Subsidiaries controlled but not consolidated

k i) Under French GAAP, certain immaterial subsidiaries are not required to be consolidated and are accounted for using the equity method or at the lower of cost and fair value, although the Group’s interest in these subsidiaries varies from 51% to 100%.

In 2003, 2002 and 2001 the respective number of entities consolidated under U.S. GAAP and not under French GAAP was 4, 20 and 16.

k ii) Some investments, considered to be immaterial under French GAAP, are accounted for under French GAAP at the lower of cost and fair value although the Group’s interest in these investments varies from 20% to 50%. Under U.S. GAAP, these investments are accounted for using the equity method.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In 2003, 2002, 2001, the respective number of entities accounted for using the equity method and not consolidated under French GAAP was nil, 3 and 3, respectively.

(l) Philips Professional Broadcast 33.33% minority interests

As disclosed in Note 2, Thomson acquired 66.67% of Philips Professional Broadcast in 2001, Thomson and Philips entered into a put and call agreement on the remaining 33.33% interests in this company. Under French GAAP, Thomson recorded the acquisition of the first 66.67% and reported minority interests for the remaining 33.33%. During 2002, Thomson acquired the remaining 33.33% and Philips Professional Broadcast is fully owned by the Group as of December 31, 2002.

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

(m) Employee offering/bonus shares

Employee shares fourth offering 2002 and fifth offering 2003

Until TSA (formerly THOMSON S.A.), which is fully owned by the French State held more than 20% of the share capital of the Group, it has been subject to the French Privatization laws, that states, among other requirements, conditions in which part of the sale of such shares have to be offered to Thomson’s employees. As a consequence and following TSA sales of Thomson shares made in March 2002 resulting in the fourth employee offering and in December 2003 resulting in the fifth employee offering, the employees of Thomson have been entitled to acquire a certain number of Thomson shares. Such offers have been made to Thomson’s present and former employees at a discount of 20%. Under French GAAP, no compensation expenses have been recognized. Under U.S. GAAP, such discount has been recorded as compensation expense (€ 2 million and € 14 million in 2003 and 2002).

Bonus shares

Under French GAAP, no charge has been recorded in connection with the rights to bonus shares issued in connection with the February 1999, November 1999, October 2000 and March 2002 offering, that are the first, second, third and fourth employee offerings. The fifth employee offering has not given rise to bonus shares for Thomson employees.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Under U.S. GAAP, since the bonus shares will be awarded by TSA (formerly THOMSON S.A.) to both present and former employees without any additional consideration and without any obligation for active employees to stay with Thomson during the holding periods required as a condition to be awarded such bonus shares, the fair value of the bonus shares at the employee offering date have been recorded as an expense in 1999, 2000, 2002 and 2003 with a corresponding increase to additional paid in capital. The fair value of the bonus shares awarded as at December 31, 2000 amounted to € 128 million. Subsequent changes in the fair value of such shares have been recorded as a gain (loss) in 2001, 2002 and 2003 with a corresponding decrease to additional paid in capital of € 48 million, € 13 million and € (1) million, respectively.

1,612,079, 521,069 and 149,029 bonus shares related to the first offering (February 1999), second offering (October 1999) and third offering (September/October 2000) were delivered to Thomson employee as of March 2002, January 2003 and November 2003, respectively. In the event of forfeiture, the fair value of bonus shares at that time will be credited to income.

(n) Sale-lease back accounting

Thomson Inc. (ex. Thomson multimedia Inc) sold its U.S. Corporate headquarters (Administration and Technical Services buildings) for € 60 million (USD 58 million) in March 2000. The buildings were leased back from the purchaser over a period of twelve years. The resulting lease is accounted for as an operating lease. Under French GAAP, the resulting gain of € 7.1 million (USD 6.5 million) was recognized as of December 31, 2000 (under U.S. GAAP, € 9.1 million (USD 8.3 million) after adjustment for capitalized interest).

Under U.S. GAAP, the resulting gain is deferred and amortized over the life of the lease, except for the portion of the gain, which exceeds the present value of the minimum lease payments measured at disposal date. Thus, for U.S. GAAP reporting, € 8.4 million (USD 7.8 million) of the gain recorded under French GAAP has been deferred and a gain € 0.6 million (USD 0.5 million) was recognized as of December 2000. As of December 31, 2003, amortization of the deferred portion of the resulting gain represents € 2.1 million (among which € 0.6 million for the year 2003, € 0.7 million for the year 2002 and € 0.8 million for the year 2001).

Thomson sold its French headquarters located in Boulogne-Billancourt for € 91 million in February 2000. The building was leased back from the purchaser for a period of six years under an operating lease. Under French GAAP, the Company recognized a gain of € 32 million corresponding to the difference between selling price and net book value.

Under U.S. GAAP, the excess of such gain over the present value of the minimum lease payments is recognized at disposal date (€ 9 million), while the remaining amount has been deferred and amortized over the lease period for € 4 million, € 4 million and € 4 million for the years ended December 31, 2003, 2002 and 2001 respectively.

(o) Gain on Music Match and TAK dilution

In April 2000, Thomson’s ownership in Music Match was diluted from approximately 20% on a fully diluted basis to 14.3%. Since the offering price per share to the third parties exceeded Thomson’s carrying amount per share of Music Match stock, the difference between Thomson’s interest in the net assets of Music Match before and after the dilution was reflected as a gain under French GAAP (€ 1 million).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Following the dilution of Thomson’s ownership in TAK in September 2001, the difference in Thomson’s interest in the net assets of TAK before and after the dilution was recorded as a gain under French GAAP (€ 2.9 million).

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

Under U.S. GAAP according to SFAS 7 “Accounting and Reporting by Development Stage Enterprise” and EITF 98-3 “Determining Whether a Non Monetary Transaction Involves Receipt of Productive Assets or of a Business” this acquisition has been treated as a purchase of assets which does not allow a portion of the purchase price to be allocated to goodwill, resulting in the reclassification of the goodwill recorded under French GAAP to intangible assets (taking into account the deferred tax accounting according to the EITF 98-11 ”Accounting for Acquired Temporary Difference in Certain Purchase Transactions that are not Accounted for as a Business Combination”) and in an adjustment on the associated amortization expense.

During 2003, Thomson disposed off Singingfish’s assets and liabilities (note 2).

Under U.S. GAAP, Singingfish has been classified as a discontinued operation (note ab ix).

The impact of such adjustment, including the reversal of French GAAP goodwill amortization expense in 2003 and 2002 of € 2 million and € 4 million, respectively, and related tax effect was € 6 million, € (4) million and € (0.4) million as of December 31, 2003, 2002 and 2001, respectively.

(q) Amortization of intangibles recognized through business combinations

Technicolor

Under French GAAP, trademark (USD 230 million, € 182 million translated at December 2003 closing rate) and customer relationship (USD 300 million, € 238 million translated at December 2003 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

In 2001, under U.S. GAAP, the gross deferred tax liability € 170 million related to these intangible assets has been recorded and a valuation allowance on deferred tax assets has been recognized via goodwill, therefore the net deferred tax assets offset the amount of deferred tax liability recorded on

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

customer relationships for USD 122 million. In addition, during 2001, customer relationships and trademark were amortized over 16 years and 40 years respectively in the amount, net of tax, of USD (9) million (€ (10) million) and USD (3) million (€ (3) million) respectively. Since January 1, 2002, pursuant to the application of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) the Technicolor trademark has been assessed as having an indefinite useful life and as a consequence it is no longer amortized since that date and its carrying value as of December 31, 2003 amounts to USD 227 million (€ 180 millions at December 31, 2003 closing rate). Over 2003 and 2002, Thomson has continued to amortize the customer relationship over a 16 year period and amortization expense related to this intangible asset amounting to USD (11) million (€ (10) million at 2003 average rate) and to USD (11) million (€ (12) million at 2002 average rate), net of tax, respectively.

In addition, in accordance with EITF 95-3 and FAS 109, restructuring reserves and the related deferred taxes recognized as assumed liabilities have been increased under U.S. GAAP compare to those existing under French GAAP for an amount of USD 7 million (€ 6 million translated at December 2003 closing rate).

After taking into account the adjustments above as well as those concerning revenue recognition (note 31(t)), stay bonuses (note 31 (v)) and other final purchase accounting adjustments in the amount net of tax of (USD 3 million, USD (3) million and USD (2) million, respectively (€ 3 million, € (3) million and € (2) million at December 31, 2003 closing rate) (2002: USD 1 million, USD (3) million and USD (3) million respectively (€ 1 million, € (3) million and € (3) million at December 31, 2002 closing rate)), gross goodwill as determined under French GAAP increased by USD 94 million (€ 73 million translated at December 2003 closing rate) (2002: USD 110 million (€ 105 million translated at December 31, 2002 closing rate).

The corresponding additional amortization charge for year 2001 amounted to USD 8 million (€ 9 million), and nil for year 2003 and 2002 since goodwill is no longer amortized under U.S. GAAP.

The net effect on net income for the years ended December 31, 2001, 2002 and 2003 (excluding the effects recorded under note 31 (t) and (v)) amounts to USD (20) million, USD (14) million and USD (26) million (€ (20), € (15) and € (23) million translated at the average rates of the years 2001, 2002 and 2003, respectively).

The impact of deferred tax liability reversal on profit and loss for year 2001, 2002 and 2003 amounts to USD 8 million (€ 9 million translated at year 2001 average rate), USD 8 million (€ 8 million translated at year 2002 average rate) and USD 8 million (€ 7 million translated at year 2003 average rate), respectively.

PDSC

Under French GAAP, customer relationships (USD 89 million, € 70 million translated at December 2003 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (USD 36 million, € 28 million translated at December 2003 closing rate) related to this intangible has been recorded and a valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on customer relationships. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of USD (3) million (€ (2) million translated at

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

December 31, 2003 closing rate), USD 1 million (€ 1 million at December 31, 2002 closing rate) in 2003 and 2002, respectively.

In addition, in accordance with EITF 95-3, part of the restructuring reserve and the related deferred tax recorded on the French GAAP balance sheet at the acquisition date were reversed under U.S. GAAP (USD 33 million, € 26 million translated at December 31, 2003 closing rate). Other final purchase accounting adjustment were not determined to be U.S. GAAP compliant, decreasing the related goodwill by USD 3 million (€ 2 million at December 31, 2003 closing rate)

After taking into account the adjustment above, gross goodwill as determined under French GAAP decreased by USD 35 million (€ 28 million translated at December 31, 2003 closing rate), with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

The net effect on net income amounts to USD (8) million (€ (7) million translated at year 2003 average rate).

The impact of deferred tax liability reversal on net income for year ended December 31,2003 amounts to USD 1 million (€ 1 million translated at year 2003 average rate) and has been recorded under note 31 (w).

Screenvision Europe

Under French GAAP, supplier relationships (€ 22 million) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€ 7 million) related to this intangible asset has been recorded and a valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on supplier relationships. Supplier relationship is amortized over 18 years in the amount, net of tax, of € (1) million and € (1) million in 2003 and 2002, respectively.

After taking into account this adjustment above goodwill as determined under French GAAP is the same than under U.S. GAAP pursuant to the adoption of SFAS 142.

Grass Valley Group

Under French GAAP, trademark (USD 45 million, € 36 million translated at December 2003 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (USD 18 million, € 14 million translated at December 2003 closing rate) related to this intangible has been recorded. This indefinite useful life trademark is not amortized under U.S. GAAP.

In addition, in accordance with EITF 95-3, part of the restructuring reserve and the related deferred tax recorded on the French GAAP balance sheet at acquisition date were reversed under U.S. GAAP (USD 25 million, € 20 million translated at December 2003 closing rate).

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Other final purchase accounting adjustment were not determined to be U.S. GAAP compliant, decreasing the related goodwill by USD 4 million (€ 3 million at December 31, 2003 closing rate). After taking into account the adjustments above, gross goodwill as determined under French GAAP decreased by USD 11 million (€ 9 million translated at December 2003 closing rate), with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

Dupliteck

Under French GAAP, customer relationships (AUD 53 million, € 31 million translated at December 2003 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (AUD 22 million, € 13 million translated at December 2003 closing rate) related to this intangible has been recorded via goodwill. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of AUD (5) million (€ (3) million translated at December 31, 2003 closing rate).

After taking into account the adjustment above, gross goodwill as determined under French GAAP increased by AUD 22 million (€ 13 million translated at December 31, 2003 closing rate), with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

The net effect on net income amounts to AUD (5) million (€ (3) million translated at year 2003 average rate).

The impact of deferred tax liability reversal on net income for year ended December 31,2003 amounts to AUD 2 million (€ 1 million translated at year 2003 average rate) and has been recorded under note 31 (w).

VidFilm

Under French GAAP, customer relationships (USD 40 million, € 32 million translated at December 2003 closing rate) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (USD 16 million, € 13 million translated at December 2003 closing rate) related to this intangible has been recorded via goodwill. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of USD (4) million (€ (3) million translated at December 31, 2003 closing rate).

After taking into account the adjustment above, gross goodwill as determined under French GAAP increased by USD 13 million (€ 10 million translated at December 31, 2003 closing rate), with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

The net effect on net income amounts to USD (4) million (€ (3) million translated at year 2003 average rate).

The impact of deferred tax liability reversal on net income for year ended December 31,2003 amounts to USD 2 million (€ 1 million translated at year 2003 average rate) and has been recorded under note 31 (w).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

In 2002, the finalization of the restructuring plans under French GAAP led to additional accruals that were not eligible under U.S. GAAP (as explained in note 31 (b)). Therefore, the BTS gross goodwill recorded under U.S. GAAP is € 23 million lower than the amount recorded under French GAAP. Following the adoption of SFAS 142 in 2002 and since goodwill is no longer amortized under U.S. GAAP, there was no impact on goodwill amortization and the other impact related to restructuring is mentioned in the restructuring adjustment (see note 31 (b)).

(s) Goodwill amortization SFAS 142

SFAS 142 was issued in June 2001 and requires companies to stop amortizing goodwill and indefinite lived intangible assets. Instead, SFAS 142 requires that these intangible assets be tested for impairment at least annually. SFAS 142 was effective for the Company as of January 1, 2002 and for purchase business combinations consummated after June 30, 2001.

For the year ended December 31, 2001, Thomson reversed under U.S. GAAP amortization expense of goodwill on business combinations consummated after July 1, 2001 (Miles O’ Fun Inc. and Technicolor Cinema Advertising LLC), which was recorded under French GAAP for an amount of € 1 million. The net effect on diluted earnings per share of this adjustment is € 0.004 for 2001.

For the year ended December 31,2003 and 2002, Thomson reversed the amortization expense of goodwill recorded under French GAAP for an amount of € 76 million and € 78 million, respectively, of which € 2 million and € 4 million, respectively, were reversed as mentioned in the Singingfish adjustment (see note 31 (p)).

As of June 30, 2003 and 2002, Thomson performed impairment tests of all goodwill and of Intangible assets that have an indefinite useful life. As a result and for the years ended as of December 31, 2003 and 2002, Thomson has recognized impairment losses neither on goodwill nor on Intangible assets with an indefinite useful life.

(t) Revenue Recognition

t i) Licensing agreement

In November 2000, Thomson entered into a five-year licensing agreement that allows a third party to use certain Thomson patents (the “Licensed Patents”) and simultaneously entered into a five-year

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

software license agreement with the same third party that allows Thomson to use software that will be developed by the third party using the Licensed Patents. Under French GAAP, revenue from the patent licensing agreement was recognized when the patent licensing agreement was executed and non-refundable cash was received by Thomson. Such accounting was appropriate under French GAAP because two separate contracts were entered into by the parties, the cash received was non-refundable, the only obligation of Thomson was to maintain and defend such patents, and the software license agreement includes a “most favored nation provision” allowing Thomson to benefit from lower prices granted by the third party to other customers; thereby providing evidence that the software license agreement pricing is not in excess of fair value. Under U.S. GAAP, the revenue from the patent licensing agreement is considered to be one element of a multi-element arrangement and therefore the patent licensing revenue is being recognized for U.S. GAAP purposes on a straight-line basis over the five-year term of the patent licensing agreement. During 2003, the parties agreed upon the cancellation of the above-related contract.

As a consequence, under French GAAP Thomson recognized over the year 2003, the cash received during that period by the client party, whereas under U.S. GAAP Thomson recognized all deferred revenues existing at the date the contract has been cancelled and that were collected.

The impact amounts to € 14 million, € 3 million and € 7 million for the years ended 2003, 2002 and 2001 respectively.

t ii) Technicolor revenue recognition

Under French GAAP, Thomson recognizes certain revenue related to the duplication of VHS cassettes and DVDs at the time duplication has been completed and title has contractually been transferred. Title transfers upon completion of the duplication process, which is generally prior to shipment to the customer, which is made upon customer requests.

Under U.S. GAAP, the Company is required to comply with the provisions of SAB 101 ”Revenue Recognition in Financial Statements” (“SAB 101”) when recognizing revenue. SAB 101 states that revenue is generally realized or realizable and earned when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or the services have been rendered, (c) the seller’s price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured. Under U.S. GAAP, the transaction described above is treated as a bill and hold arrangement requiring revenue recognition upon shipment of videocassettes and DVD’s because of the absence of fixed delivery dates.

For the period from March 16, 2001 through December 31, 2001, the difference between the revenue recognition policies under French and U.S. GAAP amounts to € (2) million. For the year ended December 31, 2002 and 2003 the impact of such accounting treatment on the Group consolidated Income Statement under U.S. GAAP compared to French GAAP amounts to € 1 million and € 2 million, respectively.

t iii) Licensing revenue recognition

Under French GAAP, Thomson has recognized in 2003 revenue related to the licensing of the usage of Thomson patents on certain products. Revenue recognition was driven by the fact that (1) before the date at which the Consolidated Financial Statements have been approved by the Board of Directors a contract was signed and that (2) the period on which the revenue was related to the year 2003 and before.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Under U.S. GAAP, in compliance with SAB 101, Thomson has deferred the recognition of such revenue due to the fact that as of December 31, 2003, the “pervasive evidence of an arrangement exits” criteria was not met because the related contract has been signed in January 2004.

For the period ended December 31, 2003, this adjustment decreases the consolidated net sales and net income of the Group for an amount of € 28 million.

(u) Easyplug gain on assets contribution

In December 2001, Thomson contributed cash for a 26% interest in Easyplug Inc. and Thomson Inc. contributed 100% of its wholly owned subsidiary, Easyplug Inc. with a fair value of USD 6.2 million (€ 7 million at December 31, 2001 closing rate) for a 24% interest in Easyplug S.A. At a consolidated level, Thomson has a 50% interest and Schneider Electric has a 50% interest in Easyplug S.A., which is a corporate joint-venture as defined by APB 18 “The Equity Method of Accounting for Investment in Common Stock” (“APB 18”).

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

(v) Retention bonus

In connection with certain of its recent acquisitions, Thomson entered into agreements with key employees of acquired companies setting up the conditions for payment of certain retention bonuses. These bonuses are an incentive for their benefitors to remain (for a fixed period of time) employees of their company within the Group they have recently joined and allow Thomson to capitalize on their knowledge and experience.

Under French GAAP, such bonuses have been accounted for as an adjustment of the purchase price for € 7 million made in 2002.

Under U.S. GAAP, Thomson is required to comply with the provisions of SFAS 141 “Business Combination” (“SFAS 141”) and EITF 95-08 ”Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. The above mentioned contingent consideration has been accounted for as compensation for future services and amortized over the duration of the stay period. As such, goodwill decreased by € 7 million and € 7 million as of December 31, 2003 and 2002 and a € 1 million and € 6 million compensation expense was recorded in operating income for the year ended December 31, 2003 and 2002, respectively.

(w) FIN 45—Recognition of Guarantee given

Under French GAAP, and following the recommendation issued by the 'Commission des Opérations de Bourse' for financial year closing as of December 31, 2003, off-balance sheet commitments, financial debts as well as leases are disclosed in the note 24.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Under U.S. GAAP and pursuant to FIN 45 application, THOMSON shall disclose information on all guarantees except on those covering the consolidated entity own future performance and provide a more extensive disclosure of the guarantees given.

Additionally to supplemental disclosure requirement, which has no effect for Thomson, the FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee.

As of December 31, 2003 the supplemental provision pursuant this requirement amounts to € 4 million and results from the warranties and indemnification agreement granted in the frame of an asset disposal (note 24 of the consolidated financial statement).

(x) Transaction Costs

During 2003, the Group started to assess the opportunity and feasability of certain potential transactions with third party such as acquisitions and disposals of certain of the Group activities. In that respect, certain external consultant fees were incurred and paid in 2003.

As of December 31, 2003, none of such expected transactions have been completed.

Under French GAAP, related costs have been deferred as of December 31, 2003. During 2004, they will be added to acquisition costs of targeted investments, when acquisition transactions will be completed or will be charged to the capital Gain (loss) when disposal transaction will be completed.

Under U.S. GAAP, they have been expensed as incurred. As a consequence, the operating and net result of the Group under U.S. GAAP is lower than the operating and net result under French GAAP, such decrease amounts to € 9 million.

(y) Income tax

Tax effects on U.S. GAAP adjustments have been recorded in an amount of € 1 million in 2003, € (10) million in 2002 and € (14) million in 2001.

Under U.S. GAAP, in connection with deferred tax liabilities recognized on acquired intangible assets, (Note 31 (q) above), valuation allowance on deferred tax assets was reversed against goodwill in the amount of € 0 million, € 42 million and € 138 million as of year end 2003, 2002 and 2001, respectively.

(z) Presentation of consolidated Balance Sheet

Classification of the Balance Sheet

The classification of certain items and the format of Thomson’s consolidated Balance Sheets vary to some extent from U.S. GAAP.

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In the consolidated balance sheets, the portion of “Trade accounts and notes receivable” expected to be collected after one year is € 1 million, € 37 million and € 98 million at December 31, 2003, 2002 and 2001 respectively. Similarly, the share of “Other receivables” expected to be collected after one year amounts to € 30 million, € 49 million and € 3 million at December 31, 2003, 2002 and 2001 respectively. The short-term portion of “Loans and other non current assets” expected to be realized within one year is € 34 million, € 92 million and € 2 million at December 31, 2003, 2002 and 2001 respectively and would be classified as a current asset under U.S. GAAP.

Thomson had bank accounts cash deposits of € 60 million, € 80 million and € 92 million at December 31, 2003, 2002 and 2001 as a compensating balance to a loan in the same amount at a preferential interest rate. Under U.S. GAAP these amounts would be disclosed as non-current assets in the consolidated balance sheets and would therefore reduce cash and cash equivalents by the same amount.

Under U.S. GAAP, in the consolidated balance sheets, the current portion of “Other reserves” (€ 107 million, € 118 million and € 119 million at December 31, 2003, 2002 and 2001 respectively) and the "short-term portion of debt" (€ 263 million, € 262 million and € 293 million at December 31, 2003, 2002 and 2001 respectively) would be classified as current liabilities in the consolidated balance sheets. Additionally, U.S. GAAP would require the long-term portion of “Other creditors and accrued liabilities” to be shown as a non-current liability (€ 229 million, € 404 million and € 651 million at December 31, 2003, 2002, and 2001 respectively. In 2002 and 2001, including the debt related to the Technicolor acquisition).

Additional information:

Finished goods inventory amounted on a gross basis to € 281 million, € 330 million and € 471 million as of December 31, 2003, 2002 and 2001 respectively. As of the same dates, finished goods inventory net of allowances amounts to € 247 million, € 291 million and € 425 million, respectively.

Purchase goods for resale inventory amounted to € 198 million, € 230 million and € 257 million as of December 31, 2003, 2002 and 2001 respectively. As of the same date, purchase goods for resale inventory net of allowance amounts to € 185 million, € 211 million and € 219 million, respectively.

The valuation allowance described under Note 12 corresponds exclusively to uncollectible accounts.

Other creditors and accrued liabilities include income tax payable, deferred taxes and accrued taxes for, respectively, € 182 million, € 244 million and € 290 million as of December 31, 2003, 2002, and 2001 respectively, royalties to be paid for € 214 million, € 223 million and € 116 million, as of December 31, 2003, 2002 and 2001 respectively, deferred income for € 100 million, € 102 million and € 102 million as of December 31, 2003, 2002 and 2001 respectively and advertising and promotion payables for € 19 million, € 20 million and € 61 million as of December 31, 2003, 2002 and 2001 respectively.

Sales between Displays and Components segment and Consumer Products segment are made based upon market conditions.

As of December 31, 2003, Tangible assets recognized in the Group consolidated balance sheet that are under capital lease agreements amount to € 60 million. Thomson recognized a similar as financial debt as of the same date. Related depreciation expenses are posted in the caption “costs of sales” of the consolidated Income Statement.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(aa) Presentation of the consolidated Income Statements

aa i) Operating income

Certain expenses such as “Employee profit sharing expense” in 2000, Amortization of goodwill in 2000 and 2001, and “Restructuring costs" and "Pension plans costs" for all period presented, which are classified for the respective year in French GAAP as non-operating expenses are classified as operating expenses under U.S. GAAP.

Other items, recorded under “Other Income (expense)” under French GAAP were reclassified in operating income under U.S. GAAP in 2003 and 2002, the net effect of which on the net result is nil. Items reclassified under Operating Income under U.S. GAAP amount to € (86) million, € (15) million and € (24) million for 2003, 2002 and 2001 respectively and main items are listed hereafter.

a) Under French GAAP, costs related to the decision to temporarily stop two of the Components segment’s large-size tube production lines (lines 1 and 2) in Marion, Indiana have been classified as non-current expenses and amount to € (18) million in 2003 (Note 6). These costs relate to costs incurred between February and June. The decision to definitively close the lines being announced on June 12, 2003. They include mainly employee unemployment costs (€ (7) million), and operational impairment (€ (10) million). Operational impairment is primarily the reduced production output that resulted from interplant job changes that are required by the seniority protection clauses in the Union contracts. Also, during 2003 € 6 million of income related to the reversal of a provision for litigation has been classified as a non-current gain (Judgment of the lawsuit in favor of Thomson); The accrual made was classified as an operating expense under U.S. GAAP and as a consequence the reversal has increased the operating income by the same amount. In addition during 2003, Thomson accrued for € (8) million of expense related to litigation in the Audio Video profit center. Under French GAAP this has been classified as a non current expense and as an operating expense under U.S. GAAP.

b) Under French GAAP, in connection with litigations patents infringement settlements (note 3 and 6), the Group elected to classify under “Other income (expense)” the estimated amount in excess of “reasonable royalties to be paid” (€ 0 million, € (8) million and € (6) million in 2003, 2002 and 2001, respectively).

c) Other suppliers commitments costs (€ (1) million, € 0 million and € (2) million, in 2003, 2002 and 2001 respectively), write-offs of fixed assets (€ (52) million, € (14) million and € (7) million, in 2003, 2002 and 2001 respectively) and a previous year tax adjustment relating to the licensing business (€ 0 million, € 0 million and € (2) million, in 2003, 2002 and 2001, respectively) have been considered as extraordinary under French GAAP

d) During the second half of 2001, the Group experienced operational inefficiencies on one of its panel lines due to equipment failure. In 2001, the portion of scrap and overheads and labor variance in connection with this situation has been classified under “Other income and expense” under French GAAP (€ (7) million). In 2002, € 10 million of the proceeds received from insurance recovery has been classified as a non current items under French GAAP (Note 6). In addition, under French GAAP, in 2002, the Group recorded under “other income and expenses” the operational inefficiencies costs amounting to € (3) million in connection with fire damages in one of its Display and Components plant.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

In 2001, in order to avoid any disruption in the delivery of the products that could have resulted from the transfer of production from Scranton to Mexicali, the Company created excess inventory in order to continue delivery during the Mexicali plant start up period, which has been stored in a third party warehouse. The related costs have been considered as incidental to the Scranton restructuring and have been included in restructuring costs under French GAAP. Under U.S. GAAP, such costs would have been included under Selling, General and Administrative expenses (€ (7) million).

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

Finally, in 2001, Thomson decided to exit the Dye Transfer business acquired as part of Technicolor transaction. The net book value of the Dye Transfer equipment was written down to fair market value, determined to be zero. Under French GAAP, the indirect costs expected to be non-recurring if the activity ceased (i.e. utilities and rent) have been recorded under “Other income (expense)”. Under U.S GAAP, the Dye Transfer activity does not qualify as discontinued operations under APB 30 and the results during the period March 17, 2001 to December 31, 2001 should be reflected as gross in the income statement, leading to the reclassification of € (2) million from “Other expenses” to “Operating expenses”.

The table below reconciles operating income under French GAAP to operating income under U.S. GAAP. Amounts displayed in the next table that would not have been explained here above, are fully explained in other parts of this reconciliation note.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	Year ended December 31,
	2001	2002	2003	2003
		(€ in millions)		(in millions of U.S.dollars)*
Operating income as reported in the Consolidated Income Statements	636	718	508	615
Adjustments
Restructuring	(104)	1	(47)	(56)
Pension and termination benefits	—	(13)	(13)	(16)
Post retirement transition obligation	(21)	(2)	(18)	(22)
Forward exchange contracts	(13)	(10)	(10)	(12)
Capitalized development costs	—	—	—	—
Capitalized interest	—	(1)	—	—
Provision for year 2000 and Euro	(7)	(1)	—	—
Subsidiaries controlled but not consolidated	(30)	(2)	—	—
Recording of Singingfish acquisition	(15)	(13)	—	—
Trademark, customer relationship amortization	(22)	(26)	(34)	(42)
Revenue recognition	5	3	(12)	(15)
Retention bonuses	—	(6)	(1)	(1)
Compensation (expense) gain related to employee offerings	48	(1)	(3)	(4)
In process R&D	—	—	(2)	(2)
Transactions costs	—	—	(9)	(11)
Sub total	(159)	(71)	(149)	(181)
Reclassifications
Restructuring	(107)	(141)	(217)	(263)
In process R&D	—	(5)	—	—
Back up excess inventory	(7)	—	—	—
Contracts cancellation costs	(18)	5	—	—
Inventories write-off related to portfolio reassessment	(30)	—	—	—
Fixed assets write-off related to portfolio reassessment	(16)	—	—	—
Other reclassifications	(24)	(15)	(86)	(104)
Dye transfer	(2)	—	—	—
Goodwill amortization reclassification	(49)	—	—	—
Pension plans interest costs	(20)	(26)	(24)	(29)
Employee profit sharing reclassification	—	—	—	—
Sub total	(273)	(182)	(327)	(396)
Operating income according to U.S. GAAP	204	465	32	38

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

aa ii) Research and development expenses

Under U.S. GAAP, after the reclassification of research and development expenses to Cost of Sales (see Note 31 y iii) and to General and Administrative expenses, and the write-off of the development costs capitalized under French GAAP (see Note 31 h), research and development expenses would be € 285 million, € 364 million and € 346 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

aa iii) Cost of sales

Under French GAAP, Thomson has classified certain costs in the income statement as research and development costs that under U.S. GAAP would be considered as cost of sales or General and administrative expense. The presentation under U.S. GAAP would have the effect of increasing cost of sales (for part of R&D re-allocated to cost of sales), decreasing gross margin, and decreasing research and development expense by € 10 million (including € 5 million re-allocated to General and administrative expense), € 10 million and € 22 million for the years ended as of December 31, 2003, 2002 and 2001, respectively.

In addition, research and development in process write-off on acquired entities has been reclassified from non-current under French GAAP to operating under U.S. GAAP in the amount of € 5 million in 2002 (see Note 31 y iii).

In addition, under French GAAP, warranty costs in the amount of € 123 million, € 150 million and € 166 million for the years ended December 31, 2003, 2002 and 2001, respectively, have been classified in selling general, and administrative expenses. Under U.S. GAAP, these amounts would be classified as cost of sales thus decreasing the gross margin by these respective amounts.

Under French GAAP, Thomson has classified cooperative advertising and promotions expenses, which have not been reclassified as a deduction of sales as required by the provision of the EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendors Products”, under “selling, general and administrative expense” caption. Under U.S. GAAP, such costs should be classified as cost of sales, thus decreasing the gross margin by € 38 million, € 53 million and € 56 million for the years ended December 31, 2003, 2002 and 2001, respectively.

aa iv) Additional information

Amortization of capitalized software costs was € 26 million, € 29 million and € 28 million for 2003, 2002 and 2001 respectively.

Repair and maintenance costs are expensed as incurred. These costs were € 73 million, € 90 million and € 89 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Advertising costs are expensed as incurred. These costs were € 62 million, € 75 million and € 54 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Rental expense was € 122 million, € 132 million and € 103 million for 2003, 2002 and 2001 respectively.

The “Other Than Temporary Impairment” charge recorded under U.S. GAAP for listed securities amounted to nil, € 11 million, and € 58 million for the years ended as of December 31, 2003, 2002 and 2001, respectively.

Legal costs are accrued for when they are estimable and probable to be incurred.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Shipping and handling costs amounted to € 246 million, € 302 million and € 266 million for the years ended as of December 31, 2003, 2002 and 2001 and were classified under cost of Sales.

(ab) Additional U.S. GAAP information

ab i) Other comprehensive income

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

Under U.S. GAAP, the following information would be displayed within the Consolidated financial statements as either a separate statement or as a component of the Consolidated Statement of Changes in Shareholders’ Equity and Minority Interests:

	Year ended December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S. dollars)*
Net income according to U.S. GAAP	191	351	(46)	(56)
Other comprehensive income
Minimum liability adjustment	(13)	(37)	12	15
Foreign currency translation adjustments	96	(400)	(286)	(346)
Unrealized gain on securities:
Unrealized holding gains (loss) arising during the period	(166)	(227)	11	13
Less: reclassification adjustments for (gain) loss included
in net income	(113)	1	—	—
Net unrealized gains on securities	(279)	(226)	11	13
Tax effect of the above adjustments**	53	17	—	—
Comprehensive income (loss) according to U.S. GAAP	48	(295)	(309)	(374)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

**	Under U.S. GAAP the unrealized gain (loss) on securities is a temporary difference, the tax effect of which is partially offset by the reversal of the deferred tax valuation allowance in the amount of € 98 million in 1999 and utilization of long-term capital losses carry-forward with the tax effect of € 65 million in 1999. In 2001 and 2002 the decrease of the unrealized holding gains has resulted in the recognition of a deferred tax gain offsetting part of the deferred tax liability recorded in 1999.

If Thomson were to present Consolidated Financial Statements in accordance with U.S. GAAP, the accumulated balances for minimum liability adjustment, foreign currency translation adjustments and unrealized gains on available-for-sale securities, respectively, would be disclosed on the face of the consolidated balance sheets, in the statements of changes in shareholders' equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances of each classification noted above.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	Minimum Liability Adjustment	Foreign Currency Translation Adjustments	Net unrealized Gains on Securities		Accumulated Other Comprehensive Income
2001
Balance beginning of the year	(47)	(10)	488		431
Current period change	(13)	96	(279)		(196)
Balance end of the year	(60)	86	209		235
2002
Balance beginning of the year	(60)	86	209		235
Current period change	(37)	(400)	(209	)*	(646)
Balance end of the year	(97)	(314)	0		(411)
2003
Balance beginning of the year	(97)	(314)	0		(411)
Current period change	12	(286)	11		(263)
Balance end of the year	(85)	(600)	11		(674)

*	The accumulated CTA on unrealized gain has been included under the column “Foreign Currency Translation Adjustments” and represents a decrease of € 17 million in the current period change of CTA in the year 2002.

ab ii) Earnings per share under U.S. GAAP

Employee offering

Under French GAAP, the Employee Offering (Note 16) is treated as a capital increase and the average number of shares is computed after having considered the shares issued to employees.

Earnings per share according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Year ended December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S. dollars)*
Net income	191	351	(46)	(56)
Average number of shares basic U.S. GAAP	265,113,508	279,590,805	276,796,602	276,796,602
Earnings per share according to U.S. GAAP
Basic	0.72	1.26	(0.17)	(0.21)
Diluted	0.69	1.21	(0.17)	(0.21)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Reconciliation of average number of shares from French to U.S. GAAP:

	December 31,
	2001	2002	2003
Average number of shares used for French GAAP calculations as restated for October 1999 and June 16, 2000 stock splits.	274,181,607	277,240,438	276,796,602
Treasury shares loaned	3,246,969	2,350,367	—
Redeemable bonds	(12,315,068)	—	—
Average number of shares used for U.S. GAAP calculation (basic)	265,113,508	279,590,805	276,796,602

The U.S. GAAP accounting treatment in connection with the treasury shares lent to third parties does not differ from French GAAP. The shares lent are directly credited to equity. Thomson transferred the control over the shares to the third party. Accordingly, for earnings per share purposes, these shares are treated as outstanding.

“ORA” bonds issued on March 16, 2001 were redeemed in 15.5 million Thomson shares on March 16, 2002.

Reconciliation from basic earnings per share to diluted earnings per share:

	Income numerator	Shares Denominator	Per share Euro	Per share U.S. dollar
	(€ in millions)
2003
Earnings per share according to U.S. GAAP (basic)	(46)	276,796,602	(0.17)	(0.21)
Earnings per share according to U.S. GAAP (diluted)	(46)	276,796,602	(0.17)	(0.21)

As of year-end 2003, none potential shares (OCEANEs 2000 & 2002 (Note 20) and promissory notes issued to Carlton) have a dilutive effect on the earnings per share.

	Income numerator	Shares Denominator	Per share Euro	Per share U.S. dollar
	(€ in millions)
2002
Earnings per share according to U.S. GAAP (basic)	351	279,590,805	1.26	1.49
Dilutive effect of convertible bonds (OCEANE 2002)	3	11,973,618	(0.04)	(0.05)
Dilutive effect of promissory notes issued to Carlton	2	4,000,000	(0.01)	(0.01)
Earnings per share according to U.S. GAAP (diluted)	356	295,564,423	1.21	1.43

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

As of year-end 2002, the OCEANEs 2000 (Note 20) are antidilutive on the earnings per share.

	Income numerator	Shares Denominator	Per share Euro	Per share U.S. dollar
	(€ in millions)
2001
Earnings per share according to U.S. GAAP (basic)	191	265,113,508	0.72	0.63
Dilutive effect of redeemable bonds (ORA)		12,315,068	(0.03)	(0.03)
Earnings per share according to U.S. GAAP (diluted)	191	277,428,576	0.69	0.60

As of year end 2001, the OCEANEs 2000 (Note 20) and promissory notes issued to Carlton (Note 22) are antidilutive on the earnings per share.

As the average price for the period is below the exercise price in 2003, 2002 and 2001 respectively, the stock option do not have any dilutive effect on the earning per share of the Group as of December 31, 2003, 2002 and 2001.

* Translation of amounts from Euros ("€") into U.S. dollars ("USD") has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102 for 2003, at the May 5, 2003 noon buying rate of € 1,00 to USD 1.1271 for 2002, at the February 25, 2002 noon buying rate of € 1.00 to USD 0.8713 for 2001.

ab iii) Combined information concerning pro rata consolidated entities

In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the pro rata consolidation method, summarized financial information of the Company’s assets, liabilities, revenues, expenses and cash flows related to investments accounted for using the pro rata consolidation method has been prepared as of December 31, 2003, 2002 and 2001.

The following table presents the entities consolidated under pro rata which summarized financial information is disclosed.

	2001	2002	2003
KeyMRO S.A.S.			✓
Thomson Broadcast and Media Solutions Nordic A/S			✓
ScreenVision Europe entities sub-group (note 30)		✓	✓
Thomson Zhaowei Multimedia Co Ltd		✓	✓
Cinema Billboard Network, LLC		✓	✓
ScreenVision Cinema Network, LLC		✓	✓
Screenvision Direct, Inc. (ex - Val Morgan Cinema Adv. Inc.)		✓	✓
Technicolor Cinema Billboard, Inc.		✓	✓
Technicolor Screen Advertising, Inc.		✓	✓
Technicolor Digital Cinema LLC	✓	✓
Technicolor Cinema Advertising LLC	✓	✓	✓
3DCD LLC	✓	✓	✓
Easyplug SAS	✓	✓
Easyplug Inc.	✓	✓
TAK SAS	✓

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S.dollars)*

Balance sheet data
Non current assets	69	104	79	96
Current assets	39	77	67	81
Non current liabilities	4	21	25	30
Current liabilities	23	42	26	31

Income statements data
Net sales	21	56	84	102
Cost of sales	(25)	(42)	(52)	(63)
Gain (loss) from operation	(28)	(17)	3	4
Net gain (loss)	(31)	(30)	(10)	(12)

Cash flow data
Cash flow data from operating activities	(32)	(25)	(5)	(6)
Cash flow data from investing activities	(16)	(12)	(4)	(5)
Cash flow data from financing activities	(18)	(6)	2	2

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

ab iv) Goodwill information

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

Subsequently, Thomson has performed its annual impairment test as of June 30, 2002 and 2003, which did not result in any impairment charge.

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of these intangible asset to their fair value. Any excess of the carrying amount over an assets fair value is recorded as an impairment charge. Thomson completed the impairment test

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

for these assets as of January 1, 2002 and determined that the fair value of these assets was in excess of the carrying amount. Accordingly, no impairment charges were recorded upon adoption of SFAS 142 related to indefinite lived intangibles.

Subsequently, Thomson has performed yearly impairment review on indefinite-lived intangible assets other than goodwill, which did not resulted in any impairment charge.

Intangible assets acquired during the year ended as of December 31, 2002 subject to amortization amount to € 206 million and primarily consist of customer relationships of Panasonic Disc Services Corporation (€ 85 million), supplier relationships of ScreenVision Europe (€ 22 million), certain rights on intellectual property acquired (€ 89 million) as well as acquired developed technology (€ 10 million). The weighted average amortization period is 13 years.

Intangible assets acquired during the year ended December 31, 2003 subject to amortization amount to € 116 million and primilary consist of Customer relationship of Dupliteck (€ 32 million) and Vidfillm (€ 35 million) as well as certain other other Technology rights for an amount of € 34 million. The weighted average amortization period is 15 years.

	2001		2002		2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Customer and supplier relationship	340	(17)	393	(32)	397	(58)
Intellectual property rights	105	(41)	117	(27)	149	(37)
Others intangibles mainly software	201	(108)	195	(126)	141	(111)
Total definite life intangible assets	646	(166)	705	(185)	687	(206)

The aggregate amortization expense for intangible assets for the year ended December 31, 2003 and 2002 was € 66 million and € 74 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for 2004 would be € 68 million and €68 million for each of the four succeeding years.

Intangible assets with indefinite life acquired during the year ended December 31, 2002, and which are not subject to amortization, amount, based on preliminary allocation, to € 43 million and primarily relate to the acquisition of Grass Valley Group.

Intangible assets with indefinite life acquired during the year ended December 31, 2003 amounts to €24 million and primilary relate to the Recoton Acquisition.

The carrying amount of intangible assets with indefinite life reaches € 296 million, € 321 million and € 323 million as of December 31, 2003, 2002 and 2001, respectively and is primarily related to Technicolor trademark denominated in U.S. Dollars. As a consequence, changes in the carrying amount result of the impact of the conversion in euros of USD denominated intangible assets in 2002 and 2003.

The research and development assets acquired and written off in the period amounted to € 2 million (note 31 h).

Under U.S. GAAP, the aggregate amount of goodwill as of December 31, 2003, 2002 and 2001 is to € 1,250 million, € 1,360 million and 907 million, respectively, net of deferred tax and is broken down as follows by business segment.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The roll forward goodwill by segment under U.S. GAAP is as follows:

	Goodwill
	December 31, 2001	December 31, 2002	Change in goodwill*	Impairment or disposal	CTA	December 31, 2003
	(€ in millions)
Content & Network **	895	1,348	(26)	—	(151)	1,171
Consumer Products **	10	10	15	—	—	25
Displays& Components	2	2	—	—	—	2

Total	907	1,360	(11)	—	(151)	1,198

(*)	Change in goodwill are either due to recent acquisition or to final purchase price allocation

(**)	Change on opening balance compare to last year is due to (1) the split of the Atlinks activities from Consumer product to Content & Network and Consumer product and to (2) the reporting of certain Consumer product (BAP business) within Content & Network whereas it was reported at the end of 2002 in the Consumer Product segment

A reconciliation of reported net income and net income per share for prior periods to exclude amortization of goodwill and indefinite-lived intangible assets follows (in millions of Euro):

	Year ended December 31,
	2001	2002	2003
Reported U.S. GAAP net income	191	351	(46)
Add back
Goodwill amortization	49	—	—
Intangible Asset Amortization (1)	5	—	—
Adjusted net income	245	351	(46)

Per share amount (on a basic basis)
Reported U.S. GAAP Basic EPS	0.72	1.26	(0.17)
Add back
Goodwill amortization	0.18	—	—
Intangible Asset Amortization (1)	0.02	—	—
Adjusted U.S. GAAP Basic EPS	0.92	1.26	(0.17)

(1)	Relates to Intangible assets that are no longer amortized in application of the provisions of SFAS 142.

ab v) Recently issued accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public companies with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Group has identified 4 VIE for which the primary beneficiary is not yet addressed and therefore the proper related consolidation method is not yet defined and which were created prior to February 2003.

Two of these VIE are the two synthetic leases discussed in note 24. The other 2 VIEs are related to the Licensing revenue.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The primary beneficiary of these 4 VIEs is not yet determined and Thomson is currently assessing what will be over 2004 the appropriate consolidation method based on the outcome of such primary beneficiary analysis.

In November 2002, the EITF reached a consensus on issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21") on a model to be used to determine when a revenue arrangement involving the delivery or performance of multiple products, services and/or rights to use assets should be divided into separate units of accounting. Additionally, EITF 00-21 addresses if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In addition, companies are permitted to apply EITF 00-21 to all existing arrangements and the cumulative effect of a change in accounting principle will be recorded in accordance with APB Opinion No. 20, “Accounting Changes”. The Company is currently assessing the impact of EITF 00-21 on its financial statements.

European Regulation requires that Thomson adopt International Financial Reporting Standards (IFRS) as its primary GAAP by 2005. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time-Adoption of IFRS which provides guidance on retroactive application and outlines certain exemptions and exceptions. Based on proposed SEC regulations regarding the applicable periods to be presented under a comprehensive set of GAAP, Thomson currently anticipates adopting January 1, 2004 as its transition date to IFRS, and thus to present restated 2004, and 2005 IFRS financial statements in its 2005 Form 20-F. However, based on current SEC regulations, Thomson would be required to adopt January 1, 2003 as its transition date. In the meantime, Thomson will continue to use French GAAP for its primary financial statements. Thomson is currently assessing the impact, which could be significant, that the application of IFRS will have on its financial statements. Once all IFRS have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, Thomson will disclose as soon as practicable the impact of such application. Upon adoption of IFRS, Thomson will disclose in its primary financial statements a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP.

ab vi) Vendor Agreement

On November 22, 2000, Thomson entered into a product development and purchase agreement with a vendor. The development provisions of the agreement required that Thomson pays the vendor a total amount of USD 6 million (€ 7 million translated at December 2001 closing rate) upon the completion of certain agreed upon milestones in the development process during 2001. At each payment date, Thomson would have also become vested in warrants for the purchase of shares of the vendor's stock. The product purchase provisions of the agreement required Thomson to purchase minimum quantities during 2002 and 2003. To the extent Thomson would have reached the minimum purchase quantities set forth in the agreement, Thomson would have become vested in additional vendor shares warrants. Thomson entered into three derivative instruments (the “Derivatives”) in order to be protected from a decline in the vendor shares market value that might be obtained upon exercise of the warrant.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

ab vii) Concentration of credit risk

The concentration of credit risk for Thomson is mainly restricted to its customer portfolio. Thomson has two significant US customers. The first one weights 9.0% of the net sales of the group in the amount of € 758 million (7.4% and 4.6% for 2002 & 2001 in the amount of € 751 million and € 479 million respectively). Such net sales are reported under the Content & Network Business Segment.

The second one weights 6.3% of the net sales of the Group in the amount of € 537 million for 2003 (6.7 % of the net sales of the group in the amount of € 687 million for 2002 and 11% of the net sales of the group in the amount of € 1,135 million for 2001). Such net sales are reported under the Consumer Product Business Segment.

Account receivables from these customers amount to € 195 million (14.8 % of the group account receivables), € 245 million (14.6% of the group account receivables) and € 340 million (15.5% of the group account receivables) for the year ended December 31, 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

ab viii) Cash flow presentation

The following table presents the reconciliation from net result to cash provided by operating activities in accordance with SFAS 95 “Statement of cash-Flows” for the years ended 2003, 2002 and 2001:

	December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S.dollars)*
Net income (loss)	286	373	26	31
Minority interests	(22)	(13)	8	10
Adjustments to reconcile net income (loss) before minority interests to net cash provided by (used in) operating activities:
Equity result of unconsolidated subsidiaries (net of dividends received)	3	—	6	7
Depreciation of property, plant and equipment	347	358	302	365
Amortization of intangible assets	86	116	115	140
Amortization of customer contracts	54	66	136	165
Allowances for losses on fixed assets, investments and provision for retirement indemnities	118	117	13	16
Deferred taxes	(4)	(22)	(28)	(34)
Net gain on disposal of fixed assets	(172)	(79)	(50)	(61)
Changes in restructuring and other reserves items	(85)	(54)	82	99
Net change in net working capital:
Decrease (increase) in inventories	524	155	120	145
Decrease (increase) in trade and other receivables (a)	(45)	401	262	317
Increase (decrease) in trade accounts and notes
payable and accrued expenses	60	(139)	258	312
Change in other current assets and current liabilities	(145)	(175)	(67)	(81)
Change in working capital	394	242	573	693
Net cash provided by operating activities	1,005	1,104	1,183	1,431
Interest paid	(33)	(22)	(40)	(49)
Income taxes paid	(102)	(205)	(60)	(73)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

(a)	Excluding the impact of securitization and cash generated by DirecTV receivables (note 1e), change in trade and other receivables amount to € 262 million, € 401 million, € (30) million at December 31, 2003, 2002 and 2001 respectively.

ab ix) Discontinued operation

In 2003, although Thomson has disposed off certain affiliates or business components, none have meet FAS 144 “ Accounting for the Impairment or Disposal of Long-Lived Assets” criteria for reporting as discontinued operations, except the one disclose hereafter.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

TAK

In 2002, as described in note 3 to the consolidated financial statements, Thomson decided to discontinue its activity of interactive home entertainment service to customer in the last quarter 2002 through the signature of agreements with an internet service provider to which such activity has been transferred. Such activity was run through its subsidiary TAK, part of the New Media Services segment.

Costs associated with these agreements, employee termination and exit costs as well as other operational cost amount to € (13) million for 2002 and € (13) million for 2001, respectively. Assets as of December 31, 2002 include a tax receivable from French state of € 3.5 million. According to the provisions of SFAS 144, the discontinuation of this activity is presented below as a separate component of income before extraordinary items and net of income taxes:

SINGINGFISH

In 2002, as described in note 2 to the consolidated financial statements, Thomson has disposed of its singingfish’s assets and liabilities.

Net Income under U.S. GAAP of the activity, including the result of the disposal of its assets and liabilities reported by the entity amount to € (3) million for 2003 and € (14) million for 2002, and € (17) million for 2001. According to the provisions of SFAS 144, the discontinuation of this activity is presented above as a separate component of income before extraordinary items and net of income taxes:

	December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S.dollars)*
Income from continuing operation
before income Taxes	379	449	20	24
Income taxes	(159)	(71)	(63)	(76)
Income from continuing operations	220	378	(43)	(52)
Discontinued operations (Note 3)
Loss from discontinued operations	(35)	(32)	(3)	(4)
Income tax benefit	6	5	—	—
Discontinued operations	(29)	(27)	(3)	(4)
Net income	191	351	(46)	(56)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

ab x) Technicolor unaudited pro forma information for 2001

The supplemental unaudited pro forma information on a U.S. GAAP basis related to the acquisition of Technicolor is detailed as follows:

Had the acquisition of Technicolor occurred at the beginning of 2001, the unaudited pro forma revenues of Thomson, including Technicolor, would have been € 10,8 billion for the year ended

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

December 31, 2001 and the unaudited pro forma operating income would have been € 165 million for the year ended December 31, 2001. The unaudited pro forma net income would have amounted to € 104 million and the related unaudited pro forma basic earning per share would have been € 0.39 for the year ended December 31, 2001.

The unaudited pro forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the acquisition of Technicolor been consummated on the dates indicated above, nor are they necessarily indicative of future operating results.

ab xi) Subsequent event

On March 31, 2004 Thomson Multimedia Polska repurchased tubes manufacturing equipment, which were leased, for € 138 million as described in note 24.

Thomson initially financed the acquisition with bank debt.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(ac) Schedule II

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Opening balance	Charged to costs and expenses	Reversal of provisions	Usage	Other movements*	Closing balance
	(€ in millions)
Valuation and qualifying accounts deducted from the related accounts:
2003
Trade accounts and notes receivable	67	—	(11)	—	(8)	48
Other investments	190	2	(19)	—	(87)	86
2002
Trade accounts and notes receivable	79	24	(24)	—	(12)	67
Other investments	179	82	—	(49)	(22)	190
2001
Trade accounts and notes receivable	61	15	(38)	(3)	44	79
Other investments	96	104	(4)	(3)	(14)	179
Liabilities - Other reserves:
2003
Losses on subsidiaries	51	4	—	—	4	59
Others	73	28	(17)	(40)	24	68
2002
Losses on subsidiaries	52	8	(1)	(3)	(5)	51
Others	81	44	(21)	(42)	11	73
2001
Losses on subsidiaries	12	38	—	(3)	5	52
Others	138	62	(58)	(69)	8	81

*	Includes changes in scope of consolidation and currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

32. U.S. GAAP RECONCILIATION

(a) Net income

	Year Ended December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S. dollars)*
Net income as reported in the Consolidated Income Statements	286	373	26	31
(a) Investment securities	(34)	(1)	(4)	(5)
(b) Restructuring	(104)	1	(47)	(56)
(c) Pensions and termination benefits	—	(13)	(13)	(15)
(d) Postretirement transition obligation	(21)	(2)	(17)	(22)
(fi) Forward exchange contracts	(3)	7	(5)	(6)
(fii) Derivatives and hedging activities	47	(47)	(5)	(6)
(h) Capitalized development costs	—	—	(2)	(2)
(i) Capitalized interest	—	(1)	—	—
(j) Provision for year 2000 and Euro	(7)	(1)	—	—
(k) Subsidiaries controlled but not consolidated	(13)	2	(2)	(2)
(l) Philips Professional Broadcast 33% minority
interests	1	(3)	—	—
(m) Employee offering/bonus shares	48	(1)	(3)	(4)
(n) Sale-leaseback accounting	5	5	5	6
(o) Gain on Music Match and TAK dilution	(3)	—	—	—
(p) Recording of Singingfish acquisition	—	(4)	6	7
(q) Purchase price allocation and amortization
of recognized intangibles	(22)	(26)	(34)	(41)
(r) BTS purchase price allocation	1	—	—	—
(s) Reversal of Goodwill amortization SFAS 142	1	74	74	90
(t) Revenue recognition	5	3	(12)	(15)
(u) Easyplug gain on assets contribution	(3)	—	—	—
(v) Retention Bonuses	—	(6)	(1)	(1)
(w) FIN 45—Recognition of guarantee given	—	—	(4)	(5)
(x) Transaction Costs	—	—	(9)	(11)
(y) Reversal of deferred tax valuation allowance and
tax effects of the above adjustments	(14)	(10)	1	1
Minority Interests	(21)	(1)	—	—
Net income according to U.S. GAAP	191	351	(46)	(56)

*	Translation of amounts from Euros (“€”) into U.S. dollars (“USD”) has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(b) Shareholders’ equity

	Year Ended December 31,
	2001	2002	2003	2003
	(€ in millions)			(in millions of U.S.dollars)*
Shareholders’ equity as reported in the Consolidated Balance Sheets	3,958	3,947	3,583	4,336
(a) Investment securities	305	(1)	6	7
(b) Restructuring	10	5	(44)	(53)
(c) Pensions and termination benefits	(49)	(99)	(101)	(122)
(d) Postretirement transition obligation	72	59	32	39
(fi) Forward exchange contracts	(2)	5	(1)	(1)
(fii) Derivatives and hedging activities	47	—	(5)	(6)
(g) Asset reevaluations	(4)	(4)	(4)	(5)
(h) Capitalized development costs	—	—	(2)	(2)
(i) Capitalized interest	2	1	1	1
(j) Provision for year 2000 and Euro	1	—	—	—
(k) Subsidiaries controlled but not consolidated	3	2	—	—
(l) Philips Professional Broadcast 33.33% minority interests	1	(2)	(2)	(2)
(m) Employee offering / bonus shares	—	—	—	—
(n) Sale-leaseback accounting	(25)	(19)	(13)	(16)
(p) Recording of Singingfish acquisition	(1)	(4)	—	—
(q) Amortization of intangible assets recognized
through business combination	(22)	(44)	(67)	(81)
(r) BTS purchase price allocation	1	1	1	1
(s) Reversal of Goodwill amortization SFAS 142	1	70	130	157
(t) Revenue recognition	(18)	(15)	(26)	(31)
(u) Easyplug gain on assets contribution	(3)	(3)	(3)	(4)
(v) Retention Bonuses	—	(6)	(7)	(8)
(w) FIN 45 - Recognition of guarantee given	—	—	(4)	(5)
(x) Transaction Costs	—	—	(9)	(11)
(y) Reversal of deferred tax valuation allowance
and tax effects of the above adjustments	(118)	(33)	(32)	(39)
(z) Reclassification of redeemable bonds to debt	(761)	—	—	—
Minority Interests	(1)	1	—	—
Shareholders’ equity according to U.S. GAAP	3,399	3,859	3,433	4,155

*	Translation of amounts from Euros (“€") into U.S. dollars (“USD") has been made merely for the convenience of the reader at the May 26, 2004 noon buying rate of € 1.00 to USD 1.2102.

The accompanying notes are an integral part of the consolidated financial statements.