Form 20-F
THOMSON
filed 2005-06-03
CIK 1080259

As filed with the Securities and Exchange Commission on June 3, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One) [ ] [X] [ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

Commission File Number: 001-14974

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
Common Stock, nominal value €3.75 per share: 273,308,032

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [   ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [   ] Item 18 [X]

Thomson Group

INTRODUCTION

In this Annual Report on Form 20-F, the terms the “Company”, the “Group”, “Thomson”, “we” and “our” mean THOMSON, together with its consolidated subsidiaries.

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

  our ability to design, develop and sell innovative products and services, which are offered in highly competitive markets characterized by rapid technology changes and subjective and changing customers preferences;
  economic conditions, including consumer spending, in countries in which our systems, equipments and services are sold or patents licensed, particularly in the United States, Europe and Asia;
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
  increased competition in video technologies, components, systems and services and finished products and services sold to customers in the entertainment and media industries;
  force majeure risks, especially related to our just-in-time inventory, supply and distribution policy;
  challenges inherent in our repositioning strategy, as detailed in Item 4: “Information on the Company—History and Development of the Company”;
  the success of our partnership strategy for our displays (television tubes and related components) and consumer products activities such as TTE, of certain other partnerships and joint ventures that we may not control, as well as future business acquisitions, combinations or dispositions;
  technological advancements in the entertainment and media industries;
  changes in exchange rates, notably between the euro and the U.S. dollar, Chinese yuan, Canadian dollar, Mexican peso, Polish zloty and British pound;
  warranty claims, product recalls or litigation that exceed or are not covered by our available insurance coverage;

Thomson Group

  our failure to maintain contractual arrangements with our customers, or material adverse changes in the financial condition or creditworthiness of our key customers and clients over the long term; and
  capital and financial market conditions, prevailing interest rates and availability of financing.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under Item 3: “Key Information—Risk Factors” below. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission (“SEC”), as described under Item 10: “Additional Information—Documents on Display.”

STATEMENTS REGARDING COMPETITIVE POSITION

This Annual Report contains statements regarding our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

  Understanding & Solutions for information on CDs and DVDs (Content and Networks);
  Gesellschaft für Konsumer Markt- und Absatzforschung (“GfK”) for information on TV, VCR, DVD and audio in the “Europe 5” market which comprises France, Germany, the United Kingdom, Italy and Spain (Consumer Products);
  SYNOVATE (formerly Institute for Market Research) for information on TV, VCR, DVD, audio and telephony markets in the Americas (Consumer Products);
  Kinetic Strategies and Infonetics for information on cable modems (Broadband Access Products); and
  Frost & Sullivan, SCRI, TrendWatch and NAB for information on the broadcast and media solutions markets (Broadcast & Media Solutions).

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published in the fourth quarter of 2004 or beginning 2005. Statements concerning our content services businesses operating under the Technicolor brand are based on a combination of internal estimates and external sources published mid- to late 2004.

REPORTING CURRENCY

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro. Effective January 1, 2001, our consolidated financial statements are presented using the euro as our reporting currency.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = U.S. $1.2568, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on May 27, 2005.

Thomson Group

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Thomson Group

ITEM 3 – KEY INFORMATION

A — Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements for the five-year period ended December 31, 2004. You should read the following selected consolidated financial data together with Item 5: “Operating and Financial Review and Prospects” and our consolidated financial statements.

Beginning January 1, 2003, Thomson formed the following divisions: Content and Networks, Components, Consumer Products and Licensing. The operations of the former New Media Services division were absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content and Networks activities (principally the screen-advertising activity).

From 2003, the Broadband Access Products activity, which was previously included in Consumer Products, was managed within the Content and Networks segment. Previous years have been restated accordingly.

In November 2004, Thomson announced its intention to reorganize its activities effective January 1, 2005. This new structure organizes the Group’s businesses around three principal divisions: Services, Systems & Equipments and Technology. Two additional divisions regroup our remaining activities: Displays & Consumer Electronics Partnerships and Corporate. This new organization replaces the intermediate segmentation announced on February 11, 2004, which was not fully implemented in 2004 from an internal management and reporting perspective. As a result, the Group’s main developments during 2004 discussed herein and our consolidated financial statements are presented according to the organization under which we reported for 2003, namely the divisions Content and Networks, Consumer Products, Components and Licensing.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL International and TCL Corporation (“TCL”). Accordingly, our consolidated statements for 2004 reflect seven months of Thomson as operator of its television business and the remaining five months as a service provider to TTE pursuant to certain contractual arrangements. As a result of our relationship with TTE, the Components division recorded external sales of €192 million for the last five months of 2004 for components sold to TTE, sales which prior to TTE’s creation would have been considered intra-group sales and eliminated at the Group level. Consumer products include television sales for first seven months of 2004 of €845 million, and manufacturing and sales and marketing agency services provided to TTE during remaining five months of 2004 representing €152 million.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant aspects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 31 and 32 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us and include a reconciliation of our net income and shareholders’ equity. We also summarize these differences in Item 5: “Operating and Financial Review and Prospects.”

Effective January 1, 2005, Thomson will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). For a discussion of the anticipated impact of IFRS on our consolidated financial statements and critical accounting policies, see Item 5: “Operating and Financial Review and Prospects—Transition to IFRS.”

Thomson Group

	2000	2001	2002	2003	2004	2004

	€	€	€	€	€	(U.S.$)
	(in millions except share and per-share data)
Income Statement Data (amounts in
accordance with French GAAP):
Net sales	8,995	10,391	10,187	8,459	7,994	10,047
Content and Networks	1,581	3,460(1)	3,924	3,714	4,073	5,119
Components	1,686	1,642	1,560	1,072	1,167	1,467
Consumer Products	5,339	4,884	4,264	3,198	2,325	2,922
Licensing	378	395	429	462	404	508
Corporate (2)	11	10	10	13	25	31

Cost of sales	(6,915)	(8,116)	(7,761)	(6,536)	(6,284)	(7,898)
Gross margin	2,080	2,275	2,426	1,923	1,710	2,149
Selling, general and administrative
expense	(1,183)	(1,271)	(1,334)	(1,120)	(999)	(1,256)
Research and development expense	(351)	(368)	(374)	(295)	(277)	(348)
Operating income	546	636	718	508	434	545
Content and Networks	271	458	420	436	407	511
Components	262	111	84	(101)	(105)	(132)
Consumer Products	(179)	(160)	(52)	(124)	(64)	(80)
Licensing	319	338	387	411	325	408
Corporate (2)	(127)	(111)	(121)	(114)	(129)	(162)

Interest income (expense), net	(10)	(29)	9	(9)	(24)	(30)
Other financial expense, net(3)	(67)	(160)	(137)	(70)	(55)	(69)
Other income (expense), net(4)	(81)	8	(96)	(249)	(769)	(966)
Income tax	1	(139)	(56)	(63)	(88)	(111)
Net income before minority interests	376	264	360	34	(635)	(798)
Minority interests	18	22	13	(8)	(1)	(1)
Net income	394	286	373	26	(636)	(799)

Basic net income per share(5)	1.56	1.04	1.35	0.09	(2.32)	(2.92)
Diluted net income per share (5)	1.56	1.04	1.29	0.09	(2.32)	(2.92)
Weighted average number of shares
basic outstanding	252,039,992	274,181,607	277,240,438	276,796,602	273,646,869	273,646,869
Dividend paid(6)	N/A	N/A	N/A	(62)	(71)	(89)

Approximate amounts
in accordance with U.S. GAAP(7)
Operating income	284	204	465	32	(180)	(226)
Net income (loss)	136	191	351	(46)	(567)	(713)
Basic income (loss) per share(5)	0.54	0.72	1.26	(0.17)	(2.16)	(2.60)
Diluted income (loss) per share (5)	0.54	0.69	1.21	(0.17)	(2.16)	(2.60)

(1)	Increase reflects primarily the acquisition in 2001 of Technicolor and certain other companies in the Content and Networks division.
(2)	“Corporate” amounts consist principally of research carried out centrally by us and other corporate costs not allocated to our operating segments.
(3)	Other financial expense, net, includes principally valuation allowances on investments carried at the lower of cost or market value, interest on pension plans and on other non-financial payables. For further details, please refer to Note 5 to our consolidated financial statements.
(4)	Other income (expense), net, is discussed further under Item 5: “Operating and Financial Review and Prospects” and in Note 6 to our consolidated financial statements. In 2004, includes non-cash impairment charge of €530 million related to the Group’s decision to actively seek a partnership in the display (tubes) business and corresponding reassessment of the carrying value of the fixed asset of this business. For more information on our restructuring expenses, see Note 18 to our consolidated financial statements.
(5)	Net income (loss) per share for each year shown equals net income (loss) for that year divided by average number of shares outstanding for such year. As the number of shares outstanding has varied from year over year since 2000, the net income (loss) per share figure is not comparable on a year-to-year basis. The average number of shares from 2001 includes 15.5 million shares underlying the redeemable bonds subscribed by Carlton Communications Plc., which were redeemed for 15.5 million of our shares on March 16, 2002. See Note 31 ad ii) to our consolidated financial statements.
(6)	A dividend of €0.285 per share was proposed by the Board of Directors on March 1, 2005 for the year ended December 31, 2004 and was approved at the shareholders’ meeting on May 10, 2005.
(7)	Please refer to Item 5: “Operating and Financial Review and Prospects—Overview—Principal Differences between French GAAP and U.S. GAAP” and Notes 31 and 32 to our consolidated financial statements for further details.

	2000	2001	2002	2003	2004	2004

	€	€	€	€	€	(U.S.$)
			(in millions)
Balance Sheet Data (amounts in
accordance with French GAAP):
Intangible assets, net(1)	196	1,696	2,183	1,935	2,206	2,772
Property, plant and equipment, net	1,122	1,536	1,622	1,474	1,054(2)	1,325
Total investments and other
non-current assets	314	417	218	185	280	352
Total fixed assets	1,632	3,649	4,023	3,594	3,540	4,449
Inventories	1,477	1,120	962	744	569	715
Other current assets	2,420	3,489	3,266	2,559	2,510	3,155
Cash and cash equivalents(3)	1,772	1,532	1,463	2,383	1,906	2,395
Total assets	7,301	9,790	9,714	9,280	8,525	10,714
Reserves for retirement benefits	633	709	705	653	589	740
Restructuring reserves	179	183	127	118	104	131
Other reserves	277	246	216	206	176	221
Financial debt (short-term
and long-term)(3)(4)	1,143	1,131	1,694	2,128	2,501	3,143
Total current liabilities(5)	2,155	3,492	2,987	2,583	2,465	3,098
Minority interests	54	71	38	9	20	25
Shareholders’ equity(6)	2,860	3,958	3,947	3,583	2,670	3,356
Total liabilities, shareholders’ equity
and minority interests	7,301	9,790	9,714	9,280	8,525	10,714
Approximate amounts in accordance
with U.S. GAAP
Shareholders’ equity	3,411	3,399	3,859	3,433	2,577	3,239

(1)	Since 2001, reflects the Technicolor acquisition and the professional broadcast business acquired from Philips by successive parts. Please refer to Note 8 to our consolidated financial statements for more details on intangibles assets.
(2)	On August 1, 2004, Thomson transferred €128 million of fixed assets to TTE pursuant to the Combination Agreement. As of December 31, 2004, 2003 and 2002, the accumulated depreciation includes €595 million, €56 million and €38 million, respectively, of write-downs that have been recognized in the context of the related restructuring plans.
(3)	In October 2000, we received net proceeds of €844 million from a global equity offering. In addition, we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of €812 million. In March 2002, we issued 14,814,815 convertible/exchangeable bonds (2002 OCEANE) due 2008 for an aggregate amount of €600 million. In 2003, we received proceeds of €369 million ($406 million and GBP 34 million) from private placements of senior notes. On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake Partners LLC, with a nominal value of U.S.$ 21,660 each, for an aggregate amount of U.S.$ 499,999,440. The bonds bear interest at 3% per annum in arrears on January 1 and June 30 of each year, except the first interest payment which was due and paid December 31, 2004.
(4)	As of December 31, 2003 and 2004, accrued interest of €61 million and €60 million, respectively, has been classified as part of the financial debt caption. Please refer to Note 20 to our consolidated financial statements for further information on our financial debt.
(5)	Includes in 2001 U.S.$600 million of promissory notes due to Carlton for the acquisition of Technicolor (€681 million at the December 31, 2001 closing rate), excluding accrued interest. At December 31, 2004, the amount of promissory notes due to Carlton is U.S.$103 million (€75 million at December 31, 2003), excluding accrued interest. For more information, please refer to Note 22 to our consolidated financial statements.
(6)	The decrease of €913 million in shareholders’ equity is primarily attributable to the €636 million loss in net income recorded in 2004.

Thomson Group

	2000	2001	2002	2003	2004	2004

	€	€	€	€	€	(U.S.$)
	(in millions)
Cash Flow Data (amounts in
accordance with French GAAP):
Net cash provided by operating activities	410	1,005	1,104	1,183	401(1)	504
Net cash used in investing activities	(398)	(1,173)	(1,716)	(792)	(902)	(1,134)
Net cash provided by (used in)
financing activities	1,413	(34)	540	511	5	6
Net increase (decrease)
in cash and cash equivalents	1,370	(240)	(69)	920	(477)	(599)

(1)	The decrease from 2003 is primarily due to the negative cash impact of €30 million from an increase in working capital in 2004, compared to the reduction in working capital of €640 million in 2003.

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

Month	Period End	Average	High	Low
		Rate (1)

	(euro/U.S. dollar)
May 2 – May 27, 2005	1.26	1.27	1.29	1.25
April 2005	1.29	1.29	1.31	1.28
March 2005	1.30	1.32	1.35	1.29
February 2005	1.33	1.30	1.33	1.28
January 2005	1.30	1.31	1.35	1.30
December 2004	1.35	1.34	1.36	1.32
November 2004	1.33	1.30	1.33	1.27

(1)	The average of the Noon Buying Rates for euro on the business days of each month during the relevant period.
Source: Federal Reserve Bank of New York

Year	Period End	Average	High	Low
		Rate (1)

	(euro/U.S. dollar)
2004	1.35	1.25	1.36	1.18
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.85
2001	0.89	0.89	0.95	0.84
2000	0.94	0.92	1.03	0.83

(1)	The average of the Noon Buying Rates for euro on the last business day of each month during the relevant period.
Source: Federal Reserve Bank of New York

The euro/U.S. dollar exchange rate for May 27, 2005 was €1.00 = U.S.$ 1.2568 based on the Noon Buying Rate on that date.

C — Risk Factors

This section describes some of the risks that could affect our businesses. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.

The risks below are not the only ones that we face. Some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.

Our businesses operate in concentrated markets and depend in large part on a number of major customers and the long-term maintenance of relationships and contractual arrangements with them. Our financial results may suffer if these relationships weaken or terminate, if we are unable to renew these contractual arrangements when they expire or are only able to renew them under significantly less favorable terms, or if certain of our customers face financial difficulties.

Our businesses operate in, and our strategy is to be a preferred partner of, the Media & Entertainment industries, which is a concentrated market. The Group’s client base is therefore similarly concentrated. In addition to this industry concentration, relationships have historically played an important role in the Media & Entertainment industries we serve, notably on the professional side of our business. As a result of the combination of these factors, several of our businesses depend on a number of major customers and our long-term relationships and contractual arrangements with them. For example, our content services activities, the largest contributors to the net sales of our Content and Networks division, currently rely on our relationships with major motion picture studios. We generally negotiate exclusive, long-term contracts with these studios. In the Broadband Access Products unit within our Content and Networks division, a large proportion of our revenue is derived from various broadcasters occasionally under long-term contractual arrangements, including an agreement recently entered into with DIRECTV. Our technology licensing business is dependent upon our relationships with a relatively limited number of consumer products manufacturers, to whom we license both new and mature technologies. Licensing agreements typically have a duration of five years, and our top ten licensees account for approximately 69% of our total licensing revenues in 2004. If we fail to maintain these relationships, these customers may reduce or cease purchases and use of our products, services and technologies, which could adversely affect our businesses and prospects. Moreover, if we fail to maintain these relationships, or if we are not able to develop relationships in new markets in which we intend to compete in the future, including markets for new technologies and expanding geographic markets such as China and India, our business, results and prospects could suffer.

In addition, although most of our major client relationships comprise multiple contractual arrangements of varying terms, in any given year certain contracts come up for renewal across each of our business lines. If we were unable to renew them under similar or more favorable terms, or if our relationship with several of these customers suffered or ended, our financial results could suffer.

From time to time, one or a small number of our customers or licensees may represent a significant percentage of our revenues, particularly from our Content and Networks or Licensing divisions. A decision by any of our major customers or licensees not to use our products, services or technologies, or their failure or inability to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons, could have a significant effect on our operating results.

The success of our strategy to be preferred partner of the Media & Entertainment industries and our Two-Year Plan to implement our strategy depend in large part on our ability to timely and correctly identify and adapt to new or changing market trends and to develop and deliver

Thomson Group

innovative technologies, products and services for these industries in general and, in particular, for developing market segments such as electronic content management and distribution and Internet Protocol (IP) devices and solutions. If we fail to do so, we may also fail to achieve growth or the stated objectives of our Two-Year Plan, and our financial results may suffer.

The markets for our professional products, services and technologies are characterized by rapid change and technological evolution. We will need to expend considerable resources on research and development in the future in order to continue to design and deliver innovative products, services and technologies for the Media & Entertainment industries, including technologies that we may license to consumer product manufacturers and other third parties, as we have committed to do as part of our Two-Year Plan. Despite our efforts, we may not be able to develop and effectively market new products, services and technologies that adequately or competitively address the needs of the changing marketplace. New products, services and technologies can be subject to delays in development and may fail to operate as intended. There is no proven market for some of the advanced products, services and technologies that our businesses have begun to offer and have under development. There may be no or limited market acceptance of new products, services or technologies which we may offer, or significant competitive products, services or technologies may be successfully developed by others.

We expect that the future growth of our revenue will depend, in part, upon the growth of, and our successful participation in, new or evolving markets in the Media & Entertainment industries. We have based our growth strategy on our vision of how the Media & Entertainment industries may develop by 2010, including such significant long-term economic drivers as the following: some consolidation will occur in the European M&E industries, while significant M&E groups and markets will emerge in Asia, particularly China; our M&E clients will have outsourced many of their activities; China and India will have become mainstream M&E markets; the transition to High Definition (HD) will be complete; mobile video will be pervasive; intellectual property will remain a key differentiator and significant source of direct and indirect revenues; security technologies and services to combat piracy will have been implemented; China will have become a technology standards-setter; electronic delivery of content into the home will have emerged; consumers will continue to buy pre-recorded content at retail, but will also be purchasing or renting content (events, etc.) directly from home; in addition to film print, digital delivery of movies to cinemas will have developed; network operators will have largely switched to IP technologies; all networks will have “triple play” offerings; “connected products” will be ubiquitous inside and outside the home; and home networking will have been implemented. There is a risk this vision may be incorrect and the media and entertainment market may evolve differently and present different characteristics in the future. Should this risk materialize, our business could be adversely affected and our financial results could suffer.

Based on the above assessment, in the shorter term, we have identified two business units that we expect to remain the main “engines” for revenue growth, physical media (film and DVD) and Access Platforms & Gateways/Set-Top Boxes for satellite, cable and digital terrestrial operators, as well as eight growth “boosters” for revenue growth during the Two-Year Plan period. We have identified four primary “boosters” (post-production, network operations services, telcos/ISPs, and broadcast systems and equipment) and four secondary “boosters” (ECD services, networks, home networking, and silicon and software solutions), each of which includes geographic expansion opportunities, often in Europe but also in China and India, among other markets. See Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries.”

We may have identified economic drivers, including growth “engines” and “boosters”, which may not develop or may develop at a slower pace than we expect. We may also not identify new or changing market trends at an early enough stage to capitalize on market opportunities. At times such changes can be substantial, such as the shift over the last few years from VHS tapes to DVDs for consumer playback of movies in homes and elsewhere. Our growth and the success of our Two-Year Plan depends to a great extent on our ability to develop and deliver innovative products, services and technologies that are widely adopted in response to changes in the media and entertainment industry and that are compatible with the products, services or technologies introduced by other entertainment industry participants. If we fail to correctly and timely identify and assess such economic drivers and new or changing market trends or to develop and deliver such products, services and technologies, we may fail to achieve growth or the stated objectives of our Two-Year Plan, and our financial results may suffer.

The success of our strategy to be preferred partner of the Media & Entertainment industries and our Two-Year Plan to implement our strategy depend in large part on events, conditions and trends in the Media & Entertainment industries. If these industries fail to grow at the pace we project or are affected by other events, conditions or trends, our growth and business prospects may be limited, we may fail to achieve the stated objectives of our Two-Year Plan, and our financial results may suffer. For example, events, conditions and trends in the motion picture industry, such as piracy of film and video content may adversely affect our customers’ businesses and decrease their demand for our content management and distribution services, which could adversely affect our financial results.

The ultimate success of our strategy and related Two-Year Plan depend in large part on events, conditions and trends in the Media & Entertainment industries, which are outside our control. Changes in the business practices, consumer demands and other industry-wide factors in the Media & Entertainment industries, whether due to regulatory, technological or other developments, could adversely affect demand for our products, services and technologies.

For example, our major customers in the motion picture industry are continually threatened by the piracy of film and video content, which is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures. This development may weaken our customers’ sales. As a result, the demand by these customers for our film and video content preparation services may ultimately decrease, which could adversely affect our results.

In addition, our ability to further penetrate the Media & Entertainment industries may be limited, particularly for our Content and Networks division, because of the widespread use of our current products, services and technologies by major industry players in these concentrated markets. This may exacerbate our dependence for future revenue growth upon growth and other events and conditions in these industries.

If the Media & Entertainment industries fail to grow at the pace we project or is affected by other events, conditions or trends (such as or different from those described above), our growth and business prospects may be limited, we may fail to achieve the stated objectives of our Two-Year Plan, and our financial results may suffer.

Technological innovations can make older products and services less competitive and can have an adverse effect on the value of our existing patents and our licensing revenues. Our financial results, in particular our revenues from patent licensing, may suffer, and we could be at a competitive disadvantage in our other businesses if we are unable to develop or have access, either independently or through alliances, to new and widely-used products, services and technologies in advance of our competitors.

The markets in which we operate are undergoing a technological evolution resulting from the increasing use of digital technology and an increasing overlap among video, voice and data services. Technological advances and new product and service introductions may render obsolete or significantly reduce the value of previously existing technologies, services, products and inventories. This could have a material adverse effect on our ability to sell these products and services or to make

Thomson Group

a profit from these sales. For example, the emergence of digital technology has had this effect on many products or services based on older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents and licensing revenues. Also, within the physical digital formats, any technological shift could have an adverse effect on our ability to produce and sell such products, like DVD disks, to provide services based on digital technologies, or to make a profit from these sales. For example, we have witnessed in recent years a radical shift toward DVD disks and away from VHS cassettes. Further, advances in technologies for downloading content from the Internet such as video-on-demand and similar or other technologies, which Thomson is also active in developing, may significantly reduce the demand for our DVD products or otherwise negatively affect our business.

We expect that the development of digitalization and the convergence of video, voice and data services will increase the pace and importance of technological advancement in our industry. As a result, we are investing large sums in the development and marketing of new products, services and technologies. These investments might be made in unproven technologies or for products or technologies with no proven markets and may therefore yield limited returns.

We continue to implement a repositioning and partnership strategy for the major part of our Components division. This strategy may fail. We also face risks relating to certain partnerships, joint ventures and subsidiaries that we do not control, such as TTE.

Over recent years, we have been implementing a strategy to occupy leading positions in the Media & Entertainment industries, which culminated with the announcement in November 2004 and on-going implementation of our Two-Year Plan. See Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries.” A major element of our strategy is to reduce our involvement in activities which are not in line with our strategy – hence our partnership strategy for our Displays activity. The Group has confirmed that this partnership strategy involves write-offs and cash costs, and that these write-offs and cash costs assume the successful sale of parts of the Displays business. In February 2005 we transferred our Anagni tube production site to Videocon. See Item 5: “Operating and Financial Review and Prospects—Results of Operations for 2004 and 2003—Other Income and Expenses—Restructuring Costs” and Notes 18 and 29 to our consolidated financial statements. We continue discussions with potential partners for our other major Displays assets. Potential difficulties inherent with this partnership strategy such as not consummating transactions with potential partners for these Displays assets within a suitable timeframe or at favorable contractual terms, may materially adversely affect our results, financial condition or prospects and could lead to additional charges or cash costs.

In addition, some of our activities are, and will in the future be, conducted through entities that we do not entirely control or in which we have minority interest, like certain partnerships and joint ventures. For example, with effect from August 1, 2004, we contributed substantially all of our television production business to the newly formed company, TTE, in exchange for a 33% interest therein. Under the governing documents or agreements for certain of these partnerships and joint ventures, including TTE, certain key matters such as the approval of business plans require the agreement of our partners and decisions regarding these matters may be made without our approval. There is also a risk of disagreement or deadlock among the stakeholders of jointly controlled entities and that decisions contrary to our interests will be made. These factors could affect our ability to pursue our stated strategies with respect to those entities or have a material adverse effect on our results, financial condition or prospects.

The growth elements of our Two-Year Plan depends in part on expanding our product and services offering, our technologies portfolio and our geographic coverage, and hence our client base, through acquisitions and partnerships. This aspect of our strategy poses risks and uncertainties typical of such transactions.

The success of our Two-Year Plan depends on our ability to expand our products and services offering, technologies portfolio and geographic coverage, particularly in Asia, to broaden our client base in the media and entertainment industries. We seek to accomplish this objective through, among other strategies, long-term partnerships and selective acquisitions. This strategy depends on identifying suitable partnership or joint venture opportunities and obtaining the required regulatory and other approvals. Failure to do so may materially adversely affect our results or prospects. This strategy further depends on our ability to identify suitable acquisition targets, finance their acquisitions and obtain the required regulatory and other approvals. As a result of these acquisitions, we may also face an increase in our debt and interest expense. In addition, we face risks associated with acquisitions or partnerships or joint ventures, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers. We also encounter increasing risks in connection with the protection of our intellectual property rights and potential conflicts over co-developed technologies with our R&D partners. Those and other risks or potential difficulties inherent in acquisitions, partnerships and joint ventures, such as delays in implementation, unexpected costs or liabilities, disputes with partners, or not realizing operating benefits or synergies from completed transactions, may adversely affect our results, financial condition or prospects.

We rely on third-party suppliers, particularly based in China, to manufacture a substantial and increasing number of our products or sub-components, which entails financial, reputational and other risks to Thomson. In addition, we are developing or producing a number of our new products and solutions in partnership with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or on a timely basis. Also, our practices of selective co-development and of managing inventory on a just-in-time basis expose us to performance risks in respect of these suppliers, as well as certain force majeure risks.

We increasingly procure from third-party suppliers, particularly based in China, a substantial and increasing number of our products or sub-components. In addition, we consign to external suppliers extensive activities including procurement, manufacturing, logistics and other services. Reliance on outside sources increases the chances that the Group will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect our net sales and reputation for quality products. This reliance on external suppliers may also expose Thomson to the effects of suppliers’ insufficient compliance with applicable regulations or third-party intellectual property rights, as well as to the effects of production delays or other performance failures of such suppliers, which may also have an adverse effect on our sales, profits and reputation.

In addition, we complement our internal research and development or production activity by entering into co-development agreements and research programs with strategic partners or investors or by subcontracting certain activities, including the production of many of the products that we sell, to outside providers. These arrangements involve the commitment by each company of various resources, including technology, research and development as well as personnel. If these arrangements do not develop as expected, especially those that involve proprietary components and complementary technologies, if the products or solutions developed produced by companies working with us are not developed in a timely fashion, do not meet the required quality standards or experience production shortfalls or delays or other performance failures, or if the financial standing of our partners deteriorates, our ability to develop and produce these new products and solutions successfully and on schedule may be hampered.

Moreover, we manage our inventory on a just-in-time basis, which expose us to performance risks of our suppliers as well as to certain force majeure risks. As a result, in addition to delays on other performance failures of our suppliers, our operations may be disrupted by external factors beyond our

Thomson Group

control, including acts of God (e.g., natural disasters, environment and health conditions or calamities), labor disputes or strikes, civil disturbances, war, terrorism, or delay or failure in performance by our suppliers or transporters. Depending on the severity and duration of the disruption, our results of operations could be adversely affected.

The licensing of patents constitutes a significant source of revenue and profits for us. If sales by our licensees of products incorporating our technologies decline or if we are unable to replace expiring patents with new patents or proprietary technologies, our financial results could suffer.

We derive significant profit from the licensing of our various technologies to consumer electronics product manufacturers. We derived a significant portion of our operating income from our technology licensing business in fiscal year 2002, 2003 and 2004, respectively. Our top ten licensees account for approximately 69% of our total licensing revenues in 2004. Our licensing revenue is dependent on sales by our licensees of consumer electronics products that incorporate our technologies. We cannot control these and other manufacturers’ product development or commercialization efforts or predict their success. In addition, our license agreements, which typically require manufacturers of consumer electronics products and software developers to pay us a specified royalty for every consumer electronics product shipped that incorporates our technologies, do not require these manufacturers to include our technologies in any specific number or percentage of units, and only a few of these agreements guarantee us a minimum aggregate licensing fee. Accordingly, if our licensees sell fewer products incorporating our technologies, or otherwise face significant economic difficulties, our licensing revenue and profits will decline. Lower sales of products incorporating our technologies could occur for a number of reasons. Changes in consumer tastes or trends, or changes in industry standards, may affect our licensing revenue. Demand for new video and consumer electronics products incorporating our technologies could also be adversely affected by increasing market saturation, competing products and alternate consumer entertainment options. In addition, our main licensees, for whatever reason, may not choose to or may not be able to incorporate our technologies in the future, which could in turn adversely affect our financial results.

We hold patents covering much of the technology that we license to consumer electronics product manufacturers, and our licensing revenue is tied in large part to the life of those patents. Our right to receive royalties related to our patents terminates with the expiration of the last patent covering the relevant technologies. However, many of our licensees choose to continue to pay royalties for continued use of our trademarks and know-how even after the licensed patents have expired, although at a reduced royalty rate. Our intellectual property portfolio results from an extensive patenting process that might be challenged by open innovation, strategic alliances, outsourced development and changes in regulations. To the extent that we do not continue to replace licensing revenue from technologies covered by expiring patents with licensing revenue based on new patents and proprietary technologies, our licensing revenue and profits could decline.

In addition, standards-setting bodies, may require the use of so-called “open standards,” meaning that the technologies necessary to meet those standards are freely available without the payment of a licensing fee or royalty. The use of open standards may reduce our opportunity to generate revenue, as open standards technologies are based upon non-proprietary technology platforms in which no one company maintains ownership over the dominant technologies.

If we are unable to protect effectively our intellectual property rights in the technologies, brands and know-how we use or license to our customers, our business could be adversely affected. We may have difficulty enforcing our intellectual property rights effectively in many important markets, such as China, including as a result of the limited recognition and enforcement of intellectual property and contractual rights in many jurisdictions outside the European Union and North America.

Our business is dependent upon our patents, trademarks, trade secrets, copyrights and other intellectual property rights. Effective intellectual property rights protection, however, may not be available under the laws of every country in which our products and services and those of our licensees are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights fully, particularly in certain countries outside the European Union and North America or where the initiation of a claim might harm our business relationships. For example, we have experienced, and expect to continue to experience, problems with Asian and other consumer electronics product manufacturers incorporating our technologies into their products without our authorization. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could experience increased operational and enforcement costs both inside and outside important manufacturing markets, such as China, and suffer substantial loss of licensing or other revenues and profits, which could adversely affect our financial condition and results of operations.

We generally seek patent protection for our innovations. It is possible, however, that some of these innovations may not be protectable. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Moreover, we have limited or no patent protection in certain foreign jurisdictions. For example, in China we have only limited patent protection. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may later be found to be invalid or unenforceable. Moreover, we seek to maintain certain intellectual property as trade secrets. These trade secrets could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from them.

Our business relies on intellectual property, some of which is owned by third parties. If we cease to have access to any such intellectual property or can only have such access on unfavorable terms, our business and financial results could be adversely affected. In addition, we are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

In addition to our proprietary technology, we also rely on certain technology that we license from third parties. We cannot provide any assurance that these third-party licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses could adversely affect our business and financial results.

In addition, companies in the Technology and Media & Entertainment industries own large numbers of patents, copyrights and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have faced such claims in the past, we currently face such claims and we expect to face similar claims in the future. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make payments in connection with such settlements. An adverse determination could require that we pay damages (including to indemnify our licensees of the related intellectual property) or stop using intellectual property found to be in violation of a third party’s rights and could prevent us from offering our products and services or licensing the intellectual property to others. In order to avoid these restrictions, we may have to seek a license for the intellectual property. This license may not be available on reasonable terms, could require us to pay significant royalties and may significantly increase our operating expenses. The intellectual property also may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing intellectual property, which could require significant effort and expense. If

Thomson Group

we cannot license or develop technologies for any infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our operating results and our financial condition.

Economic and geopolitical conditions may adversely affect our results and financial condition.

General economic trends in the countries in which our products and services are sold, primarily in North America, Europe and increasingly in China, can have a significant impact on prices and demand for such products and services. Pricing pressure and soft demand in the markets in which we sell our products and services could result in further pressure on our profit margins, which could in turn adversely affect our financial results.

Prices for products we sell are also affected by economic trends in the countries or regions in which these products are manufactured. An economic downturn in a producing region can lead to a decrease in local demand and, if the value of the local currency decreases, a decrease in the production costs of local producers. These factors could lead to intensified export competition to our primary other markets and aggressive price-cutting by these producers. This could result in pressure on our profit margins.

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

For more detailed discussions on our sales in our principal markets, refer to Item 5: “Operating and Financial Review and Prospects”, and for more information on our main production sites, refer to Item 4: “Information on the Company—Business Overview—Property, Plants and Equipment.”

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Most of our sales are in U.S. dollars and in euros; however, certain expenses are denominated in Chinese yuan, Mexican peso and Polish zloty, in particular those of our significant production facilities in Asia, Mexico and Poland. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates and the occasional illiquidity in some emerging markets currencies together with the potential for changes in exchange control regulations in such emerging markets, we cannot assure you that we will be able to manage effectively these risks. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Item 11: “Quantitative and Qualitative Disclosures about Market Risk.”

Product defects resulting in a large-scale product recall or successful product liability claims against us could result in significant costs or negatively impact our reputation and could adversely affect our business results and financial condition.

We are sometimes exposed to warranty and product liability claims in cases of product performance issues. There can be no assurance that we will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on our reputation and our sales. We generally maintain insurance against many product liability risks and record warranty provisions in our accounts based on historical defect rates, but there can be no assurance that this coverage and these warranty provisions will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us. A successful claim that exceeds our available insurance coverage or a product recall could have a material adverse impact on our financial condition and results of operations.

Our success depends upon retaining key personnel and hiring qualified personnel.

Our success depends to a significant degree upon the contributions of our management team. A limited number of individuals have primary responsibility for managing our business, including our relationships with key customers and licensees. Losing the services of any key member of our team, whether from retirement, competing offers or other causes, could prevent us from executing our business strategy, cause us to lose key customer or licensee relationships, or otherwise adversely affect our operations.

Our performance also depends upon the talents and efforts of highly skilled individuals. Our products, services and technologies are complex, and our future growth and success depend to a significant extent on the skills of capable engineers and other key personnel. Continued re-training of currently competent personnel is also necessary to maintain a superior level of innovation and technological advance. The ability to recruit, retain and develop quality staff is a critical success factor for us.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors’ view of us.

We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have begun the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with fiscal year 2006. We may, during testing, identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or significant deficiencies or are otherwise perfectible, or that we are unable to produce accurate financial statements may adversely affect our stock price.

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

Thomson Group

ITEM 4 – INFORMATION ON THE COMPANY

A — History and Development of the Company

Company Profile

Legal and Commercial name:	THOMSON
Registered office address:	THOMSON
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt France
Tel.: 33 (0) 1 41 86 50 00
Fax: 33 (0) 1 41 86 58 59
E-mail: webmaster@thomson.net

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

Fiscal year: January 1 to December 31.

Thomson provides technology, systems & equipment and services to help its Media and Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries through its Technicolor®, Grass Valley®, RCA® and THOMSON® brands.

In fiscal year 2004, we generated net sales of approximately €7,994 million, of which €5.9 billion related to our Media & Entertainment clients. At December 31, 2004, the Group had approximately 49,000 employees in more than thirty countries.

Historical Background

Thomson and its predecessor companies, RCA and Technicolor, have a long history in the development of technologies for the broadcast of radio and television, as well as for the colorization and processing of cinema film content. These technologies remain important for the group today. However, in 2000, many of Thomson’s activities and clients were focused on consumer electronics products and on the manufacturing and assembling of components. In the second half of 2000, the Group started to reposition itself beyond the traditional consumer electronics market to benefit increasingly from its technological expertise. The Group made several acquisitions as part of this repositioning strategy, including Technicolor®, Philips’ professional broadcast business and Grass Valley®. Furthermore, the Group continued in 2004 to reduce its historical consumer electronics focus and reshape its Consumer Products and Components businesses with the creation of TTE, into which substantially all of our television businesses were transferred, and our decision in 2004 to pursue a partnership strategy for our displays activity, which comprise our television tubes and related components business (referred to herein as the “Displays activity”). For further details on TTE and our partnership strategy for our Displays activity, please refer to “—Business Overview—Mainstream Consumer Products” and “—Business Overview—Components”, respectively.

Our restructuring and repositioning strategy has been accompanied and facilitated by a significant shift in our capital structure. Six years ago, Thomson (formerly Thomson Multimedia) was wholly-owned by

TSA (formerly Thomson S.A.), wholly-owned by the French State. Following a series of transactions in our share capital in the period 1998-2003, TSA reduced its interest in Thomson, which, as of March 31, 2005, amounted to approximately 2.1% of our share capital. At that date, the public owned approximately 92% of the share capital of Thomson, and our employees owned approximately 3.5%. Our base of investors has developed further in 2004, most notably with the strategic investment by Silver Lake Partners LLP (“Silver Lake”), as described below. For more details on our share capital, please refer to Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital.”

Our Strategy — Preferred Partner of the Media & Entertainment Industries

Thomson’s strategy is to build on its position as a preferred partner of the Media & Entertainment (“M&E”) industries, to take advantage of the expected growth in this sector. Our stated mission is to provide the M&E industries with services, systems and equipment, and technologies they need to achieve their commercial objectives and to optimize their performance in a changing technology environment for video and imaging.

Several key steps occurred in the second half of 2004 to accelerate the implementation of this strategy: the presentation of a “Five Point Plan” by the Board of Directors on July 20, 2004, approved by the shareholders’ meeting on September 15, 2004; the definition of five strategic priorities, announced on October 21, 2004; and the development of a “Two-Year Plan” to implement these strategic priorities, defined on November 30, 2004 and approved by our Board of Directors.

The Five Point Plan encompassed the objective to:

1.	Support the Group’s development with a strategic investment of U.S.$500 million by Silver Lake, an American investment company specializing in taking significant shareholdings in leading technology companies. The investment by Silver Lake took the form of an issuance to them on September 16, 2004 of subordinated bonds convertible or exchangeable into new or existing shares. See Item 7 “Major Shareholders and Related Party Transactions—Distribution of Share Capital—Convertible/Exchangeable Bonds.”
2.	Recognize individual shareholders’ long-term loyalty through the issuance of warrants (bons d’acquisition ou de souscription d’actions nouvelles, or “BASA”), reserved for individual shareholders who satisfied certain conditions. The Board of Directors on September 22, 2004 approved the issuance of 14 million BASA and determined their terms and conditions. Approximately 12 million BASA were subscribed. See Item 7 “Major Shareholders and Related Party Transactions—Distribution of Share Capital—BASA.”
3.	Further incentivize Thomson employees to deliver the Group’s strategy through the implementation of a new stock option plan based on a maximum of 8.5 million stock options, decided by the Board of Directors on September 22, 2004. See Item 7 “Major Shareholders and Related Party Transactions—Distribution of Share Capital—Stock Option Plans.”
4.	Optimize the Group’s financial structure through the implementation of a €400 million share buy-back program over an 18 month period. See Item 7 “Major Shareholders and Related Party Transactions—Distribution of Shares Capital—Share Repurchase Program.”
5.	Reinforce the management team by combining the functions of Chairman and Chief Executive Officer and appointing of Frank E. Dangeard to this position, decided by the Board of Directors on September 15, 2004.

Thomson announced on October 21, 2004 its five strategic priorities, which were defined based on its vision of how the M&E industries may evolve between now and 2010. For a more detailed discussion

Thomson Group

of this vision, please refer to Item 5 “Operating and Financial Review and Prospects—Overview—Key Economic Drivers.” On November 30, 2004, we announced our Two-Year Plan setting out the associated targets to be achieved by year end 2006. Our five strategic priorities and associated Two-Year Plan goals are to:

1.

Broaden our Offering to Existing M&E Clients and Expand our M&E Client Base, Including in Asia: The range of imaging and video systems and services that we can provide to our M&E clients has increased significantly in recent years. On the other hand, the M&E industries are highly concentrated, and the Group’s client base follows this pattern in content creation and in content distribution, although the users of Thomson’s technologies are more diversified.

Accordingly, we have set as a strategic priority to:

  Expand the range of systems and services we offer to our existing M&E clients, including geographically, particularly in Asia; and
  Expand our M&E client base by targeting (i) new categories of content creators and distributors, and (ii) M&E groups in Asia (e.g., China, India) and Europe.

With all of our clients, we are prepared to enter into long-term partnerships for the co-development of solutions tailored to their specific needs, and for the outsourcing of certain of their non-core activities. Thomson therefore expects the expansion of its business generally to take the form of long-term contractual relationships, which are prevalent in our existing business already today.

Our 2006 objectives aiming to diversify the Group’s activities and client base and seize growth opportunities are to:

  Double the number of clients from whom the Group generates over €25 million in sales;
  Double the size of the Group’s addressable markets by developing appropriate skills/competencies; and
  Add at least five new revenue-generating activities to Group’s portfolio.

2.

Focus on M&E Technologies: We own or have access to many of the technologies that are key to our M&E clients’ development. We have set as a strategic priority to focus on the technology needs of our M&E clients in a digital environment (create, capture, package, distribute and access visual content securely and effectively in standard and high-definition digital formats).

Accordingly, the Group intends to increase its R&D efforts, launch new R&D initiatives (including a number of Group-wide multi-year projects, including in wireline and wireless content distribution, digital content production and management systems, and digital cinema), strengthen its R&D partnerships, develop a strategy for technology acquisitions and give more visibility to its areas of technology excellence, while continuing its commitment to intellectual property and to its licensing activities under traditional (patent- and trademark-based) or new licensing models. As part of these efforts, Thomson has constituted a Scientific Council to assess Thomson’s R&D in light of external developments in video technologies and Thomson’s strategy, to challenge R&D teams on their processes, output, roadmaps, and team qualifications and to make related recommendations to Thomson’s Chairman and Chief Executive Officer.

Our 2006 objectives are to:

  Define a strategic vision of the future of M&E technology;
  Double revenues in technology from outside licensing-in silicon solutions (communication

(DSL), video (set-top boxes, digital television), professional applications (encoding, etc.), tuners (RF), optical modules, etc.) and software and technology solutions (security, imaging, user interface, networking, etc.); and

  Increase spending on core R&D by 50% in each of 2005 and 2006.

3.

Seize Growth Opportunities in Electronic Content Management and Distribution: It is as a strategic priority to expand further in the digital preparation of content, the management on behalf of our M&E clients of digital content flows and the management of certain elements of video-specific infrastructure.
Electronic content management and distribution span all activities and divisions in Thomson, from post-production to broadcast equipment and media services, to access and home networking devices, and present significant growth opportunities for the Group. Certain of these activities, such as post-production, are important contributors to the Group’s revenues and profit, while others, such as network services (advertising networks, play-out outsourcing, video-centric infrastructure management), are emerging activities within the Group. The Group intends to commit significant resources, notably in support of client-led initiatives, in the areas of security, IP-based distribution and network services.

Our 2006 objectives are to:

  Generate significant additional revenues in identified business opportunities: post-production, electronic content distribution (“ECD”) services (digital cinema and Video-on-Demand (“VoD”)), head-ends (within networks), device/consumer premises equipment (“CPE”) management (within networks), gateways and CPE devices, and network operations services; and
  Continue developing our intellectual property assets and selected key technologies in this area.

4.

Lead in IP-Devices and Solutions: Distribution networks for visual content are embracing Internet Protocol (“IP”) technologies, enabling voice/data/video content to be accessed seamlessly by end-customers. Network operators focus on access devices as an important link to their end-customers, and a way to differentiate their offering.

Accordingly, we have set as a strategic priority to provide our distribution clients with the appropriate “connected” devices, device and network solutions and integration services, building on our leading position in set-top boxes, DSL modems and our strong Integrated Circuit (“IC”) design capabilities. We also intend to leverage our core asset base of brands, physical distribution strength and consumer marketing and technology know-how to develop related home networking solutions for end-consumers and integration solutions for network operators.

Our 2006 objectives are to:

  Become world leader in IP devices and solutions for video applications; and
  At least double direct revenue with telecom operators/Internet Service Providers (“ISPs”).

5.	Actively seek Partnerships in Displays: We have set as a strategic priority to ensure that our Displays activity participates swiftly in the consolidation of the display industry. The consolidation is a response to the rapid evolution of this industry, as TV manufacturers respond to end-customer and technology changes with varied strategies by geographic region. By rapidly repositioning and pursuing partnership in our Displays activity, we intend to stabilize the future development of this activity, allowing us to focus on our growing and higher-return M&E-related activities.

Thomson Group

As part of this strategy, we have completed the sale of our Anagni plant. For information about restructuring costs and recent developments relating to this strategy, please refer to Item 5: “Operating and Financial Review and Prospects—Results of Operations for 2004 and 2003—Other Income and Expenses—Restructuring Costs” and Item 5: “Operating and Financial Review and Prospects—Events Subsequent to December 31, 2004—Recent Developments Relating to Our Partnership Strategy for the Displays Activity,” respectively.

Our Two-Year Plan also seeks to achieve significant revenue growth. In the framework of our Two-Year Plan, we have identified:

  Two revenue-generating business units that we expect to remain the main “engines” for revenue growth during the Two-Year Plan period: physical media (film and DVD), and Access Platforms and Gateways/Set-Top Boxes for satellite, cable and digital terrestrial operators; as well as
  Strong opportunities for increasing revenues during the period through a further eight identified businesses, or growth “boosters”, summarized in the table below. Four of these businesses are expected to grow strongly and are considered primary “boosters” of revenue, while four others are viewed as secondary “boosters”, which may provide us with significant long-term growth opportunities but less growth over the two year period ending December 31, 2006. Each of the eight boosters includes geographic expansion, often in Europe but also in China and India, among other markets. We set out below these eight “boosters” together with the division they will contribute to under our 2005 segmentation:

Finally, as part of our strategy, we have reorganized our activities internally in a manner we believe allows us to focus fully on the implementation of our Two-Year Plan, as discussed below in “—Our Organization—Transformation to Implement Our Strategy.”

Our Organization — Transformation to Implement Our Strategy

Until January 1, 2005, the Group comprised four operating divisions:

  Content and Networks (50.9% of 2004 Group net sales): This division comprised services related to the preparation and distribution of video content, including screen-advertising businesses, as well as providing products and solutions to professionals in the M&E industries, in particular movie studios, network operators and broadcasters. Thomson is the world leader in content preparation for content owners/creators under the Technicolor® trademark. See “—Business Overview—Market Position, Competitors, Clients and Suppliers”. We also believe that we are the second-largest supplier of broadcast equipment under, in particular, our Grass Valley® trademark.

With respect to video content distribution, Thomson is a major participant in the supply of broadband access products, including digital decoders/set-top boxes and DSL modems under its RCA®, THOMSON® and Speedtouch™ trademarks.

  Components (14.6% of 2004 Group net sales): This division supplied key components for consumer electronics products, which have been sold both internally and to original equipment manufacturers (“OEMs”). These components included displays for television sets, digital optical components for DVD players and game consoles and the development of integrated circuits. Thomson believes it was the second largest producer worldwide based on volume of large and very large size cathode ray tubes and one of the world leaders in optical components. We are now actively pursuing a partnership strategy for our Displays activity and have accordingly incurred an impairment charge of €530 million for fiscal year 2004.
  Consumer Products (29.1% of 2004 Group net sales): This division comprised television and home audio/video products, on the one hand, and accessories, retail services and personal audio/video and residential telephony products, on the other hand. The products of this division were marketed principally under the RCA® trademark in the United States and THOMSON® in Europe. We also marketed our residential communications products under the GE™ trademark in the United States and the Alcatel™ trademark in Europe. On July 31, 2004, Thomson contributed substantially all of its television and related products manufacturing and development activities to TTE in exchange for a 33% interest in this new company, while Thomson became a preferred supplier to TTE for certain services. The former activities were deconsolidated with effect from the date of contribution.
  Licensing (5.1% of 2004 Group net sales): This division manages a major portfolio of patents relating principally to video technologies, which we license under various licensing programs to other manufacturers and technology groups.

Achievement of our 2006 objectives requires an organization better focused on the implementation of our strategic roadmap and Two-Year Plan. Consequently, we implemented effective from January 1, 2005 a new divisional structure that is designed to better address our different M&E customers’ needs.
Our customers include content makers (e.g., film studios, broadcasters, game developers and advertisers), content distributors (e.g., broadcasters, cable and satellite providers, telecommunications providers and ISPs, cinemas and retailers) and users of our technologies (e.g., consumer electronics manufacturers and IT industries). For these customers, we have created the following divisions for each of our capabilities, each with a simple and flexible organizational and management structure:

  Services: This division offers end-to-end management of services for our customers in the M&E industries in the following areas
     Physical media: Film and DVD (as well as CD and VHS) services including content preparation, replication and distribution services. These comprise the businesses analyzed below in “— Business Overview—Content Services” under the headings “Post-Production Services”, “Film Services” and “Home Entertainment Services (DVD)”.
    Electronic media: Archiving, media asset management, Video-on-Demand (“VoD”) and digital cinema, in addition to the increasingly electronic nature of the post-production services we provide. The new “Electronic Content Distribution Services” business unit was established to pursue opportunities which we expect to arise as the electronic distribution of content becomes more widespread.
    Network operations services: “Out-of-home” advertising (currently principally cinema advertising) and broadcast play-out and other related services outsourced by broadcasters. These businesses are described below in “—Business Overview—Content Services” under the headings “Network Services” and “Screen Advertising”.

Thomson Group

  Systems & Equipment: This division plays a strategic role at both ends of the M&E distribution chain, interfacing with content makers through the provision of video-focused systems and equipment such as television broadcast cameras and outside broadcast vans, on one end of the chain, and with retailer and end-consumers through sales of equipment such as set-top boxes, at the other end. This division comprises:
    Broadcast & Networks (Grass Valley): This business is described below under “—Business Overview—Content and Networks—Broadcast & Media Solutions”;
    Access Platforms & Gateways: This business is described below under “—Business Overview—Content and Networks—Broadband Access Products”; and
    Connectivity: This business unit comprises the “Essential Consumer Products” businesses described below under “—Consumer Products” and the “Home Audio/Video” business from “—Mainstream Consumer Products”.
  Technology: We established this new division to strengthen our focus on media technologies and to consolidate the realignment of research and development with our long-term strategy. In addition, in order to help the technology intensity of the Group’s activities, a high-level Scientific Council comprising prestigious outside experts has been established to make annual recommendations directly to the Chairman and Chief Executive Officer. The division includes the following activities:
    Research through eight laboratories (described below under “—Business Overview—Research, Innovation and Product Development”);
    Licensing of patents and trademarks (described below under “—Business Overview—Licensing”);
    Silicon solutions: IC design, tuners and optical modules (described below under “—Business Overview—Components” and “—Business Overview—Research, Innovation and Product Development”); and
    Software and technology solutions: Security, user interface, imaging and networking software services, including our remote control businesses and other technologies. For an example of our investments in these technologies, see Item 5: “Operating and Financial Review and Prospects—Events Subsequent to December 31, 2004—Microsoft-Time Warner-Thomson Complete Acquisition Of ContentGuard.”

We have also established a fourth activity, Displays & Consumer Electronics Partnerships, which will implement the Group’s strategy to participate in the consolidation of the television tubes industry. It is also responsible for our consumer electronics partnerships, in particular TTE, including our role as sales and marketing agent for TTE, and our on-going sub-contract manufacturing operations at Angers, France, which principally supplies TTE.

The activities of our historical divisions are described in detail below in “—Business Overview”. For information on geographic breakdown of revenues by division, refer to Item 5: “Operating and Financial Review and Prospects—Overview.”

B —Business Overview

The table below sets forth the consolidated net sales of each division in 2002, 2003 and 2004.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL International and TCL. Accordingly, our consolidated statements for 2004 reflect within the Consumer Products segment seven months of Thomson as operator of its television business and the remaining five months as a service provider to TTE pursuant to certain contractual arrangements. As a result of our relationship with TTE, the Components division recorded external sales of €192 million for the last five months of 2004 for components sold to TTE, sales which prior to TTE’s creation would have been considered intra-group sales and eliminated at the Group level. Consumer products include television sales for first seven months of 2004 of €845 million and manufacturing and sales and marketing agency services provided to TTE during remaining five months of 2004 representing €152 million.

	2002	% of total	2003	% of total	2004	% of total

	(€ in millions, except percentages)
Content and Networks	3,924	38.5%	3,714	43.9%	4,073	50.9%
Components	1,560	15.3%	1,072	12.7%	1,167	14.6%
Consumer Products	4,264	41.9%	3,198	37.8%	2,325	29.1% (1)
Licensing	429	4.2%	462	5.5%	404	5.1%
Others	10	0.1%	13	0.1%	25	0.3%
Total	10,187	100%	8,459	100%	7,994	100%

(1)	Net sales in Consumer Products as a percentage of total Group sales decreased from 37.8% in 2003 to 29.1% in 2004 primarily due to the transfer of substantially all of our television business to TTE as of July 31, 2004.

In 2004, Thomson presented its businesses in four divisions: Content and Networks, Components, Consumer Products and Licensing. Our divisional structure has since been modified going forward as discussed in “—History and Development of the Company—Our Organization—Transformation to Implement Our Strategy.” For a tabular presentation of our market position, main competitors and main clients and suppliers for our various activities, see below “—Market Position, Competitors, Clients and Suppliers.”

Content and Networks

Content and Networks generated consolidated net sales in 2004 of €4,073 million (50.9% of the Group’s consolidated net sales). Operating income for the division in 2004 was €407 million. In 2004, the Content and Networks division comprised the content services businesses operating under the Technicolor brand as well as the Screenvision screen-advertising businesses (described below together under “—Content Services”), and our broadcast businesses comprised Broadcast & Media Solutions and Broadband Access Products (described below under “—Broadcast & Media Solutions” and “—Broadband Access Products”, respectively). Our Content Services activities contribute a little over half of our Content and Networks’ revenues, while our broadcast businesses contribute the balance of the division’s revenues. Broadband Access Products and Broadcast & Media Solutions account for approximately three-quarters and one-quarter of our broadcast business revenues, respectively. Currently, Network Services and Screen-Advertising represent a relatively small proportion of Content and Networks revenues.

Effective January 1, 2005, our content services business will be comprised within the new Services division, while our broadcast businesses are grouped together with the “Connectivity” businesses from the Consumer Products division to form the new System & Equipment division.

Operating under the Technicolor brand, we are the worldwide leader in the development and replication of film reels, and DVD and VHS services for content owners/producers. We offer end-to-

Thomson Group

end solutions, ranging from post-production services to content preparation, planning, replication and distribution services for physical media. These services include post-production activities such as colorization services, visual effects, manipulation of digital intermediates (i.e. , the digital manipulation of images and the data from which images are generated (including the correction of color) as part of the finishing process for theatrical (film) and broadcast (TV) content), subtitling, editing and creation of final masters for theatrical film and video release. Our services also include DVD and VHS content preparation, planning, manufacturing and physical distribution services, storage (compression, archiving, indexing), digital media asset management (storage, manipulation, retrieval and streaming of video and audio content), asset rights management, anti-piracy/security solutions and technology consulting.

The broadcast businesses provide network operators with equipment and services such as cameras, film imaging and signal processing equipment, encoders/decoders, broadcast servers, routers and set-top boxes.

The Content and Networks division operates in the growing worldwide market for the capture and distribution of video content. The division seeks growth by extending the range and depth of its product and service offerings to its existing customers, by supplying them with solutions that integrate multiple services and functions enabling our customers to better commercialize their content, while developing new solutions to support their transition to digital technology and developing relationships with new important customers. This growth strategy is supported by the Group’s strong positioning in this business segment, its very close relationships with M&E clients and Thomson’s strong capabilities in research and innovation. Some segments of the M&E industries are increasingly concentrated, resulting in a number of key clients accounting for a significant proportion of our Content and Networks business and revenues.

In pursuit of this growth strategy, the Content and Networks division made selective investments over the past three years. The acquisition of Grass Valley Group in March 2002 and Panasonic Disc Services in June 2002 consolidated the Group’s position in the professional broadcast equipment and DVD services markets, respectively. A number of smaller acquisitions also strengthened specific service capabilities and our geographical presence: post-production, DVD compression, language versioning and content management services in North America (Command Post, VidFilm, Pacifica Media Affiliates and Still in Motion) and in Europe (International Recording and Moving Picture Company), optical disc replication and VHS cassette duplication in Australia (Southern Star Duplitek), distribution services in Canada (Victoria Films), film processing and post-production services in Asia and Europe (Cinecolor, Madrid Film) and digital cinema (buyout of Qualcomm’s 20% interest in the joint venture company, Technicolor Digital Cinema). We also continued to grow our broadcast playout services (e.g., services such as providing live studios, graphics, audio production and post-production and transmission play-out) through the acquisition in November 2004 of Corinthian Television in the United Kingdom. We also expanded our Broadcast & Media Solutions business with the acquisition of the video division of Parkervision. Our Broadband Access Products business has grown significantly, notably in 2004 with the agreement signed with the DIRECTV Group, Inc., as described below under “—Broadband Access Products”.

Content Services

The Content Services businesses have been built around Technicolor, which was acquired in March 2001. Under the Technicolor brand, we are the world leader in traditional film and video content preparation, creative services, digital post-production, visual effects and post-post production (i.e., post-theatrical release services such as mastering, compression and subtitling) and distribution services to the entertainment industry. Technicolor’s leadership position is based on more than 70 years of motion picture industry leadership and a combination of access to the Group’s technology, technical excellence, global reach and scale, an integrated and secure service offering to its customers and an organization-wide focus on quality and customer service.

We provide services and products on a global scale from operating locations in North America, Europe and Asia. Our Content Services operations comprise Post-Production Services, Film Services, Home Entertainment Services (DVD), Network Services and Screen-Advertising, each described further below.

With the acquisition of Panasonic Disc Services in June 2002, the Group acquired contracts to perform optical disc replication for Universal Studios and Paramount. In addition, following the signature of significant contracts, Technicolor began to work on Universal Studio’s worldwide film processing and Paramount’s European home entertainment DVD replication business in the first half of 2003 and 20th Century Fox’s European film processing in the second half of 2003. In the second half of 2003, Technicolor completed its acquisition of Cinecolor, one of the premier companies in the Austral-Asian film and post-production markets. In 2004, Thomson expanded its Canadian service offering with the acquisition of Command Post, based in Toronto and Vancouver. It also purchased Madrid Film, the largest film and digital film servicing provider in Spain, with facilities in both Madrid and Barcelona. In mid-2004, we expanded our foreign language versioning offering with the acquisition of International Recording, a sound business with a long history of servicing customers’ sound requirements, located in Rome. Late in 2004, Thomson expanded its service offerings in feature and commercial advertising visual effects creation and broadcast playout services with the acquisitions of Moving Picture Company and Corinthian Television, respectively. Also in 2004, we announced that we would construct our first studio-based digital intermediate facility where content can be manipulated in digital form (before conversion back to analog form where appropriate), to be located on the Sony Studios lot in Culver City, California, increasing our capacity for the digital intermediate service offering the Company launched in 2001.

Relationships with most major customers are covered by exclusive long-term contracts (usually three to five years), which typically cover volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements for specific types of services, which include a fixed duration and specific terms depending on the particular geographical zone. Under the terms of certain of these contracts, we make advance payments at the commencement of the contractual relationships, which are reimbursed in line with manufactured volume over the duration of the contracts (for more information, see Note 14 to our consolidated financial statements). Our key customers in 2004 included major film studios such as Disney, Warner Bros., Universal Studios, DreamWorks, 20th Century Fox and Paramount, and software and games publishers such as Microsoft and Electronic Arts.

We continue to support and guide our customers through an industry-wide transition that is underway to digital formats and services. Based on our current and targeted customer base, we believe this transition offers substantial growth opportunities, in particular in the areas of DVDs, development of ancillary (e.g., MiniDVD, UMD) and high definition optical disc formats, digital cinema, digital post-production and post-post production, digital foreign language versioning services, digital media asset management and broadcast play-out services in both our existing markets (principally the United States, Europe and Asia) and in new geographical regions. Operational and technological synergies exist between the Technicolor businesses and Thomson’s other units for the next generation of technologies for content distribution, including copy protection, digital rights management, media asset management and networking technologies.

Post-Production Services

Through the Post-Production Services unit, we offer a comprehensive set of content creation, content completion and management services to theatrical (cinema), television production and commercial/advertising customers. Through recent acquisitions, we expect to continue to grow our support services to the commercial advertising creative and production communities. The range of services provided includes processing of daily film rushes and high definition digital dailies during filming, negative assembling, digital intermediate color-grading services, editing and the creation of

Thomson Group

masters including those used for theatrical film release, post-theatrical release services (including video/format mastering, compression, authoring and asset management), DVD replication, broadcast television (covering all global standards such as NTSC, PAL and High Definition). We continue to expand our digital media asset management capabilities and roll-out our global digital network to ensure rapid and secure roll-out of content.

We currently provide services in both analog and digital formats and the ability to move easily back and forth between them. These services support the content creators’ needs to work in both environments simultaneously. With the transition of the creative process to digital, the secure management of digital media assets is becoming increasingly important. We have developed digital media asset management solutions allowing the storage, management and retrieval of content for easy distribution to multiple distribution channels. The concept of a proprietary global digital network to allow rapid and secure movement of content, particularly during the time-critical production phase, is now being offered to our key customers.

In the area of content security, we have developed innovative solutions, which have been adopted by content creators. In 2003, we developed an infrastructure permitting the identification and tracking of advance screening copies of films for Academy Award™ nominations in the United States. In addition, Thomson developed hologram and other copy protection supports for Microsoft game content.

The post-production services market is highly fragmented with significant elements still being handled internally by some major studios. The market is, however, now beginning to consolidate with increasing proportions of work being outsourced by the studios to multiple suppliers who can meet their technical and service requirements. Thomson has a growing share of the post-production market and has significantly enlarged its global service offerings and expertise to benefit from the growth of this market. Our main competitors for post-production include Deluxe, a subsidiary of Rank plc, and Ascent Media, based in the United States.

Film Services

After the creative process is complete, our film services business offers bulk-printing services for the release of a film to cinemas. A major studio worldwide release today can require in excess of 10,000 copies of a film to be printed and delivered to cinemas for simultaneous release. Increasingly, releases are occurring simultaneously worldwide, which requires copying films on a large scale and close coordination with the creative processes to handle multiple language versions in a fast and efficient manner. Through five main facilities in North America, Europe and Asia, Technicolor processed over 5 billion feet of film in 2004, compared to 4.2 billion feet in 2003. Our Mirabel film processing facility located near Montreal, Canada, handles over 50% of the Group’s North American requirements. We also provide logistical support in North America, delivering prints and studio marketing materials to cinemas. We continue to pursue opportunities to expand these logistical service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content. Our main competitor in this business is Deluxe. In 2004, we expanded our film laboratory operations in Europe with the acquisition of Madrid Film, a laboratory and digital post-production company located in Madrid and Barcelona, Spain.

Home Entertainment Services (DVD)

Through Home Entertainment Services (DVD), we provide DVD and VHS-related content services. We prepare content and manufacture and distribute DVDs and VHS cassettes, video and game DVDs and CDs via 23 locations across North America, Europe and Australia. We provide a turnkey integrated solution for video and games content producers that spans mastering, manufacturing, packaging and distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. In recent years, we launched Continental European distribution services and expanded services into Holland (2002), servicing the Benelux, German and Austrian markets, Spain (2004), Scandinavia (2004) and France (2004), to augment the existing distribution infrastructure based in Italy. To support this pan-European distribution network, a new information services platform (ESCO) was implemented in February 2004. This network provides end-to-end supply chain services for our clients.

Thomson initiated a reorganization of Technicolor’s operations to lower costs and improve efficiency and customer service levels. Optical replication was transitioned from our former facilities in Charlottesville, Virginia and Cork, Ireland, primarily to our facilities in Guadalajara, Mexico, and Piaseczno, Poland. Further, the majority of capacity expansion for optical disc replication was focused in these low-cost production facilities. Packaging and distribution in the United States continues to be consolidated in expanded facilities such as in Memphis, Tennessee. VHS duplication in Holland, Spain and Italy was relocated to the existing facility in Wembley, United Kingdom. Similarly, our VHS operations in Camarillo, California, were consolidated into our facilities in Livonia, Michigan, and Mexicali, Mexico, in 2004. In light of the continued rapid growth of DVD volumes and the rapid degradation of VHS volumes, continued consolidation will be pursued in 2005.

In December 2004, Thomson had annual capacity to produce 1.5 billion DVDs and 500 million VHS cassettes supported by five million square feet of dedicated distribution space.

The packaged media industry continues to grow steadily, most recently fueled by consumer demand for video DVDs as well as games. We believe we are the largest independent DVD replicator in the world.

Network Services

During 2003, in partnership with Disney, Technicolor designed and built a broadcast play-out facility for Disney Channel Japan. Effective November 2003, we are managing the operations on behalf of Disney, ranging from content preparation to broadcasting of television-related content. In 2004, as part of the Group’s intentions to continue the development of this service offering, Technicolor acquired U.K.-based Corinthian Television, one of Europe’s leading independent broadcast play-out facilities.

Screen-Advertising

Since 2001, we have developed our screen-advertising activities in two 50:50 joint ventures with Carlton Communications (now ITV). Through both Screenvision Europe and Screenvision U.S., we are engaged in the business of cinema screen-advertising across Continental Europe and the United States, respectively. The contracts with cinema owners or operators vary in length from approximately three to five years. In return for granting exclusive rights to our screen-advertising operations, the cinema owner or operator receives a share of the revenues from advertisers, and in certain cases may be provided by a minimum revenue guarantee. In addition to selling advertising on the cinema screen, our joint venture operations have also developed supplementary revenue streams for cinema owners or operators. Revenues are also generated from promotional activity in cinema foyers and poster units have been installed in many cinemas allowing advertisers further opportunities to target the valuable cinema-going audiences.

In 2004, we also participated in the roll-out of digital technology in the screen-advertising industry, which we expect to continue to develop. For a description of our recent investments in this field, see Item 5: “Operating and Financial Review and Prospects—Events Subsequent to December 31, 2004—Thomson and Screenvision Launch Digital Distribution Network in the United States.”

We hold leading market positions in the United States. Our key territories in Europe include France, Spain, Portugal, Belgium and the Netherlands. Our cinema screen advertising businesses compete

Thomson Group

with similar sales operations controlled by cinema owners or operators. Competition includes Regal Cinemedia (part of the Regal entertainment group, a major exhibitor) and NCN (owned by AMC, another major exhibitor) in the United States and Mediavision in Europe.

Broadcast & Media Solutions

Broadcast & Media Solutions provides products, systems design and integration expertise, as well as professional services for the global broadcast, film production, professional audio/video, and network provider (including cable, satellite, telecommunications and terrestrial broadcast) industries. Effective January 1, 2005, our Broadcast & Media Solutions activities form part of the new Systems & Equipment division.

We offer one of the industry’s broadest set of solutions for media and entertainment clients, including high-definition and standard definition cameras for outside broadcast and studio use; PC-based software for news, sports and feature production; storage and playback devices; digital video vision mixers and routing switchers; products for converting and synchronizing digital signals within broadcast facilities; and software for monitoring products within broadcast facilities. For the film industry, we provide digital cinematography cameras and a complete set of digital post-production products. In addition, we offer a set of advanced video compression and distribution products and network management software for network and pay-TV operators.

Broadcast & Media Solutions is now well-positioned to exploit growth opportunities generated by technology shifts in the field of digital media acquisition, production and creation, management and distribution. For example, one of the most notable of these trends in 2004 was the accelerated migration to the high definition (“HD”) format in the United States, as well as a significant increase in HD adoption in Europe and Asia. This provided a substantial increase in Thomson’s market share in HD and multi-format cameras, storage, and production products, particularly for the worldwide outside broadcast (e.g., live transmission of sporting and entertainment events) or mobile production (e.g., live transmission of news reports) markets.

Production leaders such as HBS (host broadcaster of the 2002 and 2006 FIFA World Cups™) and NEP SuperShooters (provider of mobile production support for nearly every major entertainment and sports event in the United States) continued to adopt Grass Valley HD products and solutions for such key events as the 2004 Olympics and 2004 European Football Championship Games, and future events such as the 2006 World Cup and the 2008 Olympics.

Another key trend in 2004 was the on-going move from video tape-based to digital disk-based newsrooms. In this market, Broadcast & Media Solutions continued to see increased adoption of its digital video servers for storage and playback, as well as for its standard PC-based software for news content and feature production for small- to large-scale news operations worldwide. Major adopters in 2004 included the CBS owned and operated stations in the United States, France 3, Hong Kong Cable TV, Network 7 (Australia) and the European Commission. In addition, strong follow-on orders were received from the ABC and NBC owned and operated stations in the United States. New product innovation in this area was accelerated by the acquisition and successful integration of the video division of ParkerVision into Broadcast & Media Solutions. The products acquired, combined with the Grass Valley digital news production tools, have resulted in a full suite for news, sports and feature production.

With the continued move toward multi-distribution strategies in the network provider market, we continued to see momentum for our ViBE compression platform, with major orders from leaders such as FOXTEL (Australia), NTL (United Kingdom), DIRECTV (United States) and Italia Media (Italy). We also pursue our innovative efforts in the delivery of an HD version of the ViBE platform and continued investment in MPEG 4-based platforms for highly efficient HD compression.

A key objective of media leaders worldwide is to create and produce the highest quality content in the most efficient manner possible. This is a key trend worldwide, from well-established broadcasters to those in emerging digital media markets such as China and in adjacent markets, such as professional audio/video users in corporate and university media centers, distance learning and governmental networks. In 2003, Broadcast & Media Solutions announced an initiative for digital affordability – a product development program which leveraged Broadcast & Media Solutions’ leadership in combining IT, standard PC and networking software, and broadcast-quality video technologies to deliver a set of lower-cost products. In 2004, Broadcast & Media Solutions introduced 25 new products and diversified its distribution network to reach this expanded set of customers.

Broadcasters’ ongoing drive to create and distribute the highest quality content in the most efficient manner has also created new maintenance, professional services and support opportunities for Broadcast & Media Solutions. In 2004, through continued expansion of an integrated professional services organization, Broadcast & Media Solutions enlarged its revenue base of service agreements with its main customers.

Broadcast & Media Solutions operates in more than 22 countries and has received 19 Emmy Awards for its products. Trends and transitions towards digitization and high definition infrastructures contributed to growth for Broadcast & Media Solutions in 2004. It also benefited from the cyclical upturn in capital expenditures in the broadcast industry during 2004, as well as modest market share gains and increased penetration in the professional audio/visual market.

Broadcast & Media Solutions is the second largest technology innovator and supplier of equipment to the broadcast, film, and professional video markets based on volume and value, with leading market positions in production switchers and mobile van camera applications. It also continues to hold the number one position in the compressed broadcast video server market based on volume and value, supporting highly efficient workflows in the areas of converging IT and video, and digital media asset management. Broadcast & Media Solutions is ranked second based on volume and value in digital news production, being driven by the market movement from tape-based systems to digital workflow environments. Primary competitors in the Broadcast market include Sony, Panasonic and Avid. Professional audio visual competitors include Extron, Sony and Pinnacle.

Network operators (cable, satellite, telecom, and terrestrial television) continue to seek to expand their product range and also look to Broadcast & Media Solutions to provide both turnkey and specific customized products and solutions. Our Broadcast & Media Solutions business has responded to this demand by offering compression and transmission and processing solutions that satisfy customers’ technical and budgetary requirements. Potential growth areas within this market include Video-on-Demand, video over IP and the ability to insert advertising into media transmissions using digital technology. Key competitors in the network operators market include Harmonic, Tandberg, Scientific Atlanta and Motorola.

Broadband Access Products

Through our Broadband Access Products activities, we develop technologies and products for broadband network operators who deliver their content, video and data to consumers and professional broadcasters. Effective January 1, 2005, our Broadband Access Products activities form the Access Platforms & Gateways sub-unit in the new Systems & Equipment division.

Broadband Access Products’ organization is customer-driven, comprising satellite and retail, telecommunications, and cable activities. Our satellite and retail activity, which primarily designs and sells digital satellite set-top boxes to satellite operators (in particular under the THOMSON® and RCA® brands, when sold through retailers) and digital terrestrial set-top boxes to retailers, was the largest contributor to Broadband Access Product revenues in 2004. Our telecommunications activity

Thomson Group

comprises offerings such as DSL gateways and modems for the residential and small-office, home-office (“SOHO”) markets (marketed under the SpeedTouch™ brand), set-top boxes for IP networks (“IP STB”) and telephone handsets. Our cable activity comprises supplying cable modems and cable set-top boxes to major cable network operators worldwide.

The mission of Broadband Access Products is to partner with broadband network operators (including satellite, telecommunications, cable and terrestrial) to enhance the delivery of digital entertainment, data and voice to their residential and business customers. Thomson is one of the leading global broadband solutions providers, offering a full spectrum of customized solutions which integrate hardware, software and services. We are a leader in the field of digital audio/video compression (MPEG2, mp3), video modulation/distribution network technology customization/integration and broadband modems. We were one of the first to enter broadband entertainment over ten years ago with the development of the direct broadcast satellite industry. In the following years, we have refined our technical expertise with leading products, powerful brand names and extensive distribution networks providing solutions to operators, which, in turn, provide services to end-users. Essentially all of our telecommunications and cable products are manufactured by sub-contractors, while we now outsource manufacturing of a vast majority of our satellite products.

In order to expand our Broadband Access Products activity and to enhance its profitability further, we continue to further our technological, integration and distribution expertise with new developments in advanced compression technologies (MPEG4, H.264 and mp3PRO), advanced security and encryption, home networking and emerging broadband technologies (ADSL 2.0, 2+). Worldwide, consumers are increasingly demanding a wider variety of entertainment options, requiring operators to expand their network capacities. In addition, consumers expect more high definition programming which consumes far more delivery capacity. In order to deliver more HDTV content and more channels, network operators will need to implement next generation digital compression technologies. To that end, Thomson is a leading participant in the development of next-generation, low bit-rate, advanced compression standards with the International Telecommunication Union and its Joint Video Team (JVT) group.

We seek to differentiate ourselves from the competition by offering a broad, technologically advanced range of products, by our expertise and experience in the sector, and by our growing global reach. Through partnering with the world’s largest network operators and retailers, we seek to provide end-to-end solutions enabling our customers to capitalize upon market opportunities.

Major developments in the Broadband Access Products activity in 2004 include:

  Announcement of a definitive agreement with The DIRECTV Group, Inc., which is associated with the News Corporation group of companies and parent company of Hughes Network Systems, Inc. (“HNS”), for the long-term development and supply of digital satellite set-top boxes (“STBs”). As part of the transaction, Thomson acquired HNS’ set-top box manufacturing assets. Under the terms of the supply agreement, Thomson will be involved in the technology development of new STB models during the contract period and will manufacture a full range of receivers including DIRECTV-brand high definition and digital video recorder (“DVR”) receivers. This development further expands our leading market position in the United States. Based on the contract terms, Thomson expects to more than double its current annual revenues with DIRECTV. DIRECTV can earn a U.S.$50 million rebate from Thomson if Thomson’s aggregate sales of DIRECTV’s STBs are at least U.S.$4 billion over the initial five-year contract term plus an optional one year extension period (the “Contract Term”). Thomson will be liable on a pro rata basis for an additional U.S.$100 million rebate payment to DIRECTV if Thomson’s aggregate sales of DIRECTV STBs are in excess of U.S.$4 billion and up to U.S.$6 billion during the Contract Term. DIRECTV received from Thomson U.S.$250 million cash upon close of the sale of HNS’ set-top box manufacturing assets, which occurred in June 2004. The rebate referred to above could thus increase the amount paid by Thomson to DIRECTV to as much as U.S.$400 million. In addition,

Thomson will be the lead supplier of DIRECTV System set-top receivers accounting for half of its needs.

  Successful restructuring of the cable modem business, where Thomson’s increased focus on sales and marketing activities helped improve our market share and profitability.
  Operationally, we continued the move toward a contract manufacturing (“CM”) supply environment, with the transition of products from several of our own manufacturing facilities to CMs. Additionally, we recently divested a major factory based in Mexico.
  We capitalized on the strength of our close relationships with customers and our ability to efficiently manage different distribution channels, evidenced by our support of DIRECTV in its evolving business model change to control distribution in-house rather than primarily utilizing the retail channel, as previously.

  Digital Decoders & Retail

Thomson is the world leader in digital decoders, with volumes significantly exceeding those of its closest competitors. Aided by our 2004 agreement with DIRECTV and our relationship with both DIRECTV and Echostar, we believe we are the industry leader based on volume market share in the growing U.S. market.

Thomson offers a full range of products, including DVR and HD DVR, in addition to standard, more affordable products provided to expand the basic subscriber base. Elsewhere in the Americas, we gained market share based on volume via the launching of new products for DIRECTV Latin America, Sky Mexico and Sky Brazil.

In Europe, we expanded our volume of business with BSkyB. Specifically, we made the first deliveries of the Sky+PVR and were selected to develop the next MPEG4 HD platform. A key new customer was added in Sky Italia, to which we sold over half a million units during the year. Furthermore, we continued our longstanding relationships with other leading satellite operators, including Canal Satellite, TPS, Sogecable and Viasat. Capitalizing on our early leadership in the United Kingdom, we also confirmed our position as the worldwide leader in digital terrestrial decoders based on volume and launched new products in Germany, Italy and Scandinavia.

In Asia, our digital decoder business is developing rapidly. Deliveries of product for Astro, the Malaysian satellite broadcaster, began in the third quarter of 2004, and we consolidated Nokia’s Asian STB business in the fourth quarter of 2004. Key commitments were secured with SpaceTV in India as well as a successful launch of digital decoders to mass merchandisers in Australia.

Our leadership within satellite decoders provides a strong foundation to the Broadband Access Product business. Operationally, we have taken measures to ensure high-quality supplies for our customers, primarily through our relationships with several global CMs. From a product perspective, we have the economy of scale to provide high-volume, high-quality product to meet our customers’ current needs in the Americas, Europe and Asia. Given our strong relationship with network operators, we are able to leverage our expertise in these technologies to partner with them in developing and delivering new products which offer enhanced video and audio quality, primarily through the expansion of high definition broadcast delivery. Our capabilities also enable us to develop more sophisticated products encompassing the ability to record content.

Telecommunications

Broadband Access Products’ telecommunications business serves customers around the globe and is organized and managed in four major categories: telephony, high-speed DSL modems, IP STBs and mobility. Through this focused organization, we can provide our customers with specific solutions

Thomson Group

for their needs. Whether it is providing telephone handsets to telecommunication operators, DSL modems with value-added gateway and wireless networking capabilities, or IP STB which enables the delivery of fully-featured video entertainment over existing DSL lines, this business unit provides solutions meeting market needs. In addition, our Mobility business markets handheld audio and video devices which will connect to wireless networks to deliver data, audio and video entertainment, and web access to mobile users.

Our telecommunications business continues to benefit from key positions established with European telecommunications providers, with strong sales within the DECT range, strong sales of telephone handsets, and the voice over IP product development. Special features (e.g., voice mail and caller ID) support value-added services provided by our telecommunications customers.

Thomson is a global leader in DSL modems with strong market share in major markets around the globe, particularly in Europe. Our range of technologies and products includes wired and wireless gateways, ADSL/ADSL2/2+, SHDSL, VDSL product and value-added software. We have achieved strong growth in sales of DSL modems in the Chinese market. Marketed under the SpeedTouch™ brand, our DSL product family has expanded to include value-adding gateway and wireless networking products that provide our customers with a versatile, robust and secure broadband connection. We seek to capitalize on opportunities in cutting-edge wireless, voice and “triple play” emerging market segments and have so far achieved significant growth in China.

We continue to develop and market IP STBs that allow for the delivery of video entertainment over broadband DSL IP networks. This represents a new market and business opportunity for DSL network operators by enabling them to broaden their service offerings to consumers. Along with the IP STB, Thomson is the leading vendor of digital encoders and video networking equipment. Capitalizing on our expertise with middleware and conditional access systems, we are well-positioned for growth in this new market area.

Cable

In the second half of 2004, Thomson grew its market share in the cable modems market to become the second largest supplier worldwide by volume, with strong positions in Europe and North America. With a wide product range, including modems, wireless cable gateways and embedded voice over IP gateway solutions, we are well-positioned to build on our position in this area. During 2004, we lowered our cost base through a close partnership with an Asian supplier. Introduction of high margin products and expansion of our market presence enables Thomson to remain a leader in this important market segment.

Building on our strong market position in Europe, we continue to play a leading role in the worldwide transition to digital technology through our cable set-top box business (“CSTB”). Thanks to our expertise in digital video and compression technologies, our competitive cost position and our customization skills, our CSTB offerings are chosen by many cable network operators in Europe, the Middle East, Latin America and China.

With strong interest from operators for “double-play” (video and data or data and voice) and “triple-play” (video, data and voice) boxes, we are enjoying increasing synergies between our cable modems and CSTB businesses.

Components

The Components division produces television tubes and other components used in the manufacture of various consumer electronics products. It generated consolidated net sales in 2004 of €1,167 million (14.6% of the Group’s consolidated net sales), comprising sales to customers outside of the Group. The Components division recorded revenues of €1,348 million before intercompany eliminations, with internal sales to our Consumer Products division amounting to €181 million. A substantial portion of these internal sales represented sales of television tubes. As a result of our relationship with TTE, the Components division recorded external sales of €192 million for the last five months of 2004 for business conducted with TTE. The operating loss for the division in 2004 was €105 million.

In our Displays activity (i.e., our television tubes and related components businesses), our strategy, announced on October 21, 2004, is for our business to participate in the consolidation of the display industry. This consolidation is a response to the fast evolution of the display industry, as television manufacturers respond to end-consumers’ demands and technology changes with varied strategies by geographic regions. By pursuing an active repositioning and partnership policy, Thomson’s objective is to permit its displays business to pursue its development through such consolidation, while the Group focuses on its media and entertainment activities. Our tubes business accounted for approximately 90% of our 2004 revenues in the Components division. Effective January 1, 2005, pending the completion of our partnership strategy for this business, our tubes business has been relocated to our new Displays & Consumer Electronics Partnerships activity. For information describing recent developments relating to our partnership strategy, please refer to Item 5: “Operating and Financial Review and Prospects—Events Subsequent to December 31, 2004—Recent Events Relating to Our Partnership Strategy for the Displays Activity.”

Our strategy in Components outside television tubes will remain to focus on a limited number of key hardware and software components such as digital tuners used in televisions (satellite, cable or terrestrial) directly or through adapters, which we believe have a potential for growth. A digital tuner is a tuning device that allows a television set to receive signals via airwaves, satellite or cable and translate them into a signal the device can display. Other products include universal remote control units and related software, which interact with digital tuners. In 2004, these products accounted for approximately 10% of the Components division’s revenues. Effective January 1, 2005, our activities in this area form part of the new Technology division.

Television Tubes

In 2004, we were one of the world’s leading suppliers of television cathode tubes, selling 18.9 million color picture television tubes. We believe we hold the number two position worldwide in the large and very large size tube market based on volume. Our television tubes business is vertically integrated, as we produce a significant proportion of the key components that go into a finished picture tube. In 2004, we produced 37% of our requirements for glass panels and funnels and nearly all of our requirements for electron guns and deflection yokes.

In 2004, the global market for television tubes was stable in volume (approximately 169 million units), as growth in demand for true flat tubes and large and very large tubes offset a decrease in curved tubes demand. As in previous years, the strongest markets were in Asia (particularly in China). Overcapacity remained in the North American market, despite market rationalization since 2001, essentially because of the imports of television sets from countries with lower manufacturing costs. Imports of television sets made in China were significantly reduced compared to the previous year due to the introduction of anti-dumping duties in November 2003 on television sets above 21” manufactured in China. However, this reduction was partially offset by an increase in imports of television sets from other Asian countries. In Europe, local tube makers were severely impacted by the significant increase in direct tube imports, especially from Asia and the Indian subcontinent. This led to an overcapacity situation, more particularly in Western Europe, where local tube makers faced severe price pressure.

As competition for volume remained very strong and alternative technologies (LCD and Plasma in particular) gained market share, price pressure was particularly intense in 2004. In 2004, we continued

Thomson Group

to roll out our second generation true flat products rapidly and sold 2.7 million more true flat tubes than in the prior year. We also maintained our strong position in the large and very large tube segments, which represents a high proportion of tube demand.

In 2004, Thomson successfully integrated its Fortune factory in China (acquired in January 2004). This acquisition strengthened our operations in low cost countries, with 86% of our total production achieved in such countries as China, Poland and Mexico, with China in particular accounting for 42% of production. We also entered into a partnership agreement in 2004 relating to television components with Konka (based in China) with the objective of securing our Displays business in the Chinese market. In parallel, we successfully restructured our activities in the NAFTA region within the anticipated budget and timeframe, which involved the closure of our tube plant in Marion, Indiana, and our television glass plant in Circleville, Ohio.

Finally, in March 2005, Thomson completed a major step in the implementation of its partnership strategy for its Displays activity with the transfer of its loss-making Italian tube manufacturing facility in Anagni to Videocon, India’s leading manufacturer of consumer electronics and “white goods” (i.e., large home appliances such as fridges and washing machines).

Other Displays

We pursue our research and development efforts in cathode ray tubes technologies, but also in new displays technologies, notably technologies related to Organic Light-Emitting Diodes (“OLEDs”) and to micro displays projection technologies with a considerable performance and manufacturing cost advantages. Effective January 1, 2005, this activity forms part of the Technology division.

Digital Optical Components

Effective May 1, 2004, Thomson transferred its optical components manufacturing operations to Foxconn, a manufacturer of high precision parts, connectors and cable assemblies for personal computers and electronic consumer goods. Under the terms of transfer, Foxconn acquired Thomson’s optical pick-up (“OPU”) manufacturing facilities in Nantou and Longhua, China, and related inventories valued at a total of approximately €28 million. Thomson’s decision to exit this manufacturing business was due to the intense price competition in this market. In 2004, prices for optical components decreased on average by 7% for CD products and 22% for DVD products. Since this transfer, Thomson has concentrated its efforts on R&D for optical products, in particular on the development of an OPU for consumer DVD recorders.

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

Effective January 1, 2005, this activity forms part of the Technology division.

Integrated Circuits

We have an in-house integrated circuit design team, which designs several of the essential integrated circuit components used in our products, from professional to consumer equipment, generally in partnership with selected semi-conductor vendors. Integrated circuits are key components of digital products from the perspective of cost, performance and time to market. Our integrated circuit design team employs more than 100 engineers with specialized skills in digital, analog, mixed digital-analog, and radio frequency signal processing. This team operates out of four facilities located in Indianapolis (U.S.), Rennes (France), Villingen (Germany) and Edegem (Belgium). In 2002, we started building a center in Bangalore (India), where we have deployed subcontracting activities in 2003 and 2004.

The production of integrated circuits is achieved through a manufacturing sub-contracting business model. Effective January 1, 2005, the Integrated Circuits activity is managed as a separate business unit within the newly created Technology division.

Consumer Products

In 2004, the Consumer Products division generated €2,325 million in consolidated net sales (29.1% of the Group’s consolidated net sales) and recorded operating loss of €64 million. The Consumer Products division marketed products through two business units, “Essentials” and “Mainstream”. The “Mainstream” business (including revenues of our television and related products business through July 31, 2004, when they were contributed to TTE) contributed slightly more than 50% of the division’s 2004 revenues, while the “Essentials” business contributed the remainder of the division’s revenues.

The “Essentials” business consists of personal audio/video products, consumer accessories solutions, and communications (the ATLINKS residential communications business), each of which contributed approximately one-third of the revenues of the Essentials business in 2004. Effective January 1, 2005, the Essentials business is being reorganized under the name “Connectivity” and included in the Systems & Equipment Division with three profit centers: Consumer Audio/Video, Home Networking Accessories and Retail Communications. A key area of focus is cooperation and effective interaction with Access Platforms & Gateways (formerly Broadband Access Products) to optimize R&D resources and drive cross-selling opportunities.

The “Mainstream” activity manufactured and marketed televisions (until July 31, 2004) and home audio/video products, including DVD devices. In 2004, we continued to reshape our business model with the creation of TTE for the television business, as discussed further below. TTE commenced operations on August 1, 2004. Effective January 1, 2005, the new Displays & Consumer Electronics Partnership activity encompasses our on-going business with TTE as a subcontractor manufacturer and as TTE’s exclusive sales and marketing agent in Europe and North America. The residual “Mainstream” audio/video activities, principally DVD devices and home cinema products, are included in Connectivity in the Systems & Equipment Division in 2005.

Essential Consumer Products

Personal Audio/Video products

Personal Audio/Video includes audio products such as digital audio players, compact disc players and clock radios. They are marketed under the GE™ and RCA® brand names in the Americas and under the THOMSON® brand in Europe. The industry in the Americas grew over 20% as measured in U.S. dollars, driven by the fast growth in the mp3 Digital Audio Player category which more than offset declines in other categories such as personal and portable CD players. We continued to innovate with the introduction of a portable, hard drive-based media player called the Lyra Audio/Video Jukebox, as well as several flash-based digital audio players.

In order to continue our momentum in digital audio/video, investments are being made in new products and several innovative products were announced at the Consumer Electronics Show in Las Vegas in January 2005. New introductions include an mp3 player that measures heart pulse and calculates calories burned, a 5GB hard-drive based Micro Jukebox for music with a color screen for

Thomson Group

photos, and a second generation of the Lyra™ Audio/Video Jukebox. Thomson is expected to be first to the market with a “Bookshelf Audio System” that includes a 5-disc CD changer and a built-in mp3 flash-based digital audio player, designed to attract consumers who are not yet comfortable managing their music through a computer.

As part of the Two-Year Plan, we announced a strategy to focus on certain markets, capitalizing on our global product development, distribution and sourcing strengths. This so-called “Rest-of-World and OEM strategy” focuses our selling efforts in markets located outside North America and Europe and on large retail customers, which nameplate our products with their own house brands, as though Thomson were operating as an in-house R&D company from such customers. We expect this strategy will contribute to the future growth of the business.

Consumer Accessories Solutions

Today, Consumer Accessories Solutions (renamed Home Networking Accessories (HNA) in 2005) provides universal accessory products and services to leading retailers in North America and Europe. Our main clients are national chain stores in the United States such as Best Buy, Walmart, The Home Depot and RadioShack. In Europe, we distribute our products through groups such as Carrefour, Auchan and Mediamarkt. Through our extensive brand portfolio (such as RCA, THOMSON, Acoustic Research, Jensen, Spikemaster and Advent), we have been able to broaden our distribution in both of our key markets. We continue to maintain a leadership position in remote control units, TV antennae, and wireless headphones and speakers. We are strengthening our position in audio/video cabling and power surge protector products.

In July 2004, we acquired Gyration, which has a unique gyroscope technology and markets a line of remote controls, computer mice and keyboards. This acquisition has not only helped us to establish a foothold in the PC user interface market, but it also provides a patented technology that positions us well for controller devices as consumer electronics and information technology products converge. Additionally, as we drive to increase our market position in home connectivity, we have completed the development of a new wireless home networking product designed to link the PC and the high-definition display. Our Acoustic Research Digital MediaBridge product enables users to stream music, high-definition photos and videos from their PC to a television utilizing an existing WiFi home network. The market launch date for this product is scheduled for June 2005.

In 2004, we initiated activities to expand our presence in both the business-to-business markets and Rest-of-World (i.e., non-North American and non-European, or “ROW”) markets. In the business-to-business arena, we are serving both the automotive video and video gaming markets with OEM products. We have also entered into agreements with a number of the largest custom installation distributors. We have expanded our ROW sales initiatives with new distributors in Australia, New Zealand, South Africa and Turkey.

Communications

ATLINKS operates Thomson’s global communications business, selling residential communications devices such as telephone handsets and answering machines under the GE™, Alcatel™ and THOMSON® brand names.

In North America, we estimate that we held our number one position based on volume market share. In 2004, the communications industry declined, however, with units sold down 7% and value in dollars down 2%, as the industry shifted from 900MHz to 5.8GHz communications products. To maintain our competitive position, we introduced a range of SOHO products under the RCA brand and expanded our distribution in North America with retailers specializing in the SOHO market (e.g., Office Depot and Office Max). The products sold to these retailers offer more advanced features and are sold at a higher price than more standard telephone products.

ATLINKS is also investing in the development of new products with a focus on integration with mobile telephones. At the Consumer Electronics Show in Las Vegas in January 2005, we introduced a new range of “cell dock phones”, which will allow consumers to use a home telephone to both make and receive cellular phone calls.

In Europe, we sell telephones under the Alcatel™ brand name in France and the THOMSON® brand name in the rest of Europe. Slightly over 80% of the products sold in our four main European markets were DECT (Digital Enhanced Cordless Telecommunications) products. As countries in the ROW markets such as China shift to this technology, we expect to be able leverage on our existing vendor base.

Supporting our ROW business in 2004, we continued our expansion strategy by entering new markets like Argentina and grew sales in existing markets such as India and the Middle East.

Mainstream Consumer Products

Launch of TTE

On January 28, 2004, Thomson, TCL International and TCL entered into a Combination Agreement to combine their respective television manufacturing businesses and assets into TTE, a company formed for the development, manufacturing and distribution of television sets. TTE became fully operational on August 1, 2004. In consideration for a 33% shareholding interest in TTE, Thomson contributed into TTE certain television production plants, including its television manufacturing plants and businesses in Mexico, Poland and Thailand. Thomson also contributed its television R&D centers worldwide and certain other assets constituting substantially all of the television manufacturing business of Thomson’s Consumer Products division.

This business employed approximately 6,600 Thomson employees who were transferred to the new entity. Thomson retained the cash and cash equivalents, accounts receivable, finished goods and certain raw materials of its own business and will retain ownership of its brands, intellectual property, marketing and sales organization and certain value-added manufacturing assets. Thomson granted to TTE a license on certain of its brands and its intellectual property related to the television manufacturing business. In consideration for a 67% shareholding interest in TTE, TCL International contributed into TTE certain television production plants and other television business assets.

Under certain operational agreements entered into in connection with the Combination Agreement, Thomson’s Components division became a preferred supplier to TTE of tubes and other selected components in China and worldwide. In addition, Thomson’s sales and marketing network of the Consumer Products division began to act as the exclusive sales and marketing agent to TTE for distribution into North America and the European Union countries and to provide value-added services such as product design, client coverage, logistics, quality certification and after-sales services and some value-added build-to-order manufacturing services. In addition, Thomson is responsible for the licensing of TTE’s intellectual property related to the TV business.

As part of the agreement with TCL International, the component sales, service contracts and parts distribution business as well as the distribution of Telefunken, Brandt and GE branded televisions in Latin America and Europe remained with Thomson. Following the creation of TTE, our Angers operation manufactured goods for TTE as a sub-contract manufacturer, and, effective January 1, 2005, forms part of our new Displays & Consumer Electronics Partnerships division.

Prior to TTE becoming fully operational, Thomson continued to develop and market television sets from the period between January through July 2004 under the RCA®, THOMSON® and GE™ brand

Thomson Group

names. The RCA and THOMSON Scenium™ range was used in both Americas and Europe to market high-end products such as the Digital Light Processing high-definition televisions.

The parties to the Combination Agreement and TTE also entered into a shareholders agreement and other arrangements, including undertakings not to compete with TTE’s television business and restrictions on Thomson’s ability to transfer its interest in TTE for up to a period of five years. Thomson also entered into a receivables purchase and sale agreement with TTE, effective for up to two years, and assumed certain of TTE’s restructuring costs up to a maximum of €33 million. Thomson has no other obligation to provide any financing support to TTE or for its benefit to any person. Further, Thomson granted TCL International the option to acquire up to 2.5 million Thomson shares at a price of €18.12 per share, and Thomson was granted an option to exchange all of its TTE shares, under certain circumstances, for shares in TCL International representing up to 30% of the share capital of TCL International.

Televisions

Television sales from the period of January to July 2004 inclusive amounted to €845 million. From August 1, 2004 onwards, television sales were accounted for in TTE and accordingly not consolidated in Thomson’s financial statements. During that period, the Group focused its efforts in North America on its close relationships with key retailers and its distribution infrastructure, while developing its high-end products under the RCA Scenium™ brand name.

The THOMSON® brand in Europe capitalizes on our Scenium™ products line, in particular in high-end products such as retro-projection television and Plasma Flat Screen. We also held significant and growing market positions in Eastern European television markets, particularly in Russia, Poland, the Czech Republic and Ukraine. In addition, Thomson further strengthened its links with its main distributors.

Home Audio/Video

The smaller business of Home Audio/Video includes home cinema products and DVD devices, including DVD recorders and hard drive products. They are marketed under GE™ and RCA® brand names in the Americas and THOMSON® in Europe.

The market for these products in the Americas was down almost 17% in U.S. dollars in 2004, but Thomson estimates that its market share grew slightly as we introduced higher priced DVD products to mass merchandisers. In Europe, competition intensified as Chinese manufacturers made significant inroads supplying less established brands and “private label” customers. Despite our growth in higher value-added products, particularly DVD and Hard-Disc Drive combination products as well as DVD recorders, revenues for DVD devices decreased significantly.

Licensing

In 2004, Thomson’s licensing division generated €404 million in consolidated net sales (5.1% of the Group’s consolidated net sales) and €325 million in operating income, with operating margin of 80.2%. At December 31, 2004, this division employed 192 people based in France, Germany, Switzerland, Japan, South Korea, China and the United States.

We have made it a strategic priority to protect and monetize our intellectual property. Our strong patents portfolio in video technologies combined with our licensing expertise constitute significant competitive advantages. The Licensing division was created in early 1999, integrating the RCA.TL patent and license management business transferred from General Electric Co. to the Group on January 1, 1999. From January 1, 2005, the Licensing division forms part of the new Technology division.

The Licensing team works closely with Thomson’s research and development centers to identify ideas that may be potential patent candidates, to draft patent applications and to detect uses of our patents by third parties. As of December 31, 2004, we held approximately 45,740 patents and applications worldwide, derived from more than 6,720 inventions. In 2004, we filed 588 priority applications, which are applications in respect of new inventions that are filed for the first time.

We believe that our patent portfolio is well-balanced between new technologies and mature technologies. Among the new patented technologies, the Group has significant positions in the areas of digital decoders, high-definition and digital television sets, optical module patents for CD and DVD players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display and plasma. The Group also holds strong positions in patents of mature technologies, including color television sets, color television tubes, VCRs, camcorders and color tube display monitors.

We currently have approximately 878 licensing agreements relating to a diversified mix of video products and services covering almost all consumer electronics companies in the Americas, Europe and Asia. Our top ten licensees account for approximately 69% of our total licensing revenues. The licensing agreements are typically renewable and have an average duration of five years, and royalties are primarily based on sales volumes.

The Licensing division requires relatively little infrastructure and has a limited cost base. When considering the relative profitability of the Licensing division, however, it is important to note that our other divisions support research and development costs, but do not benefit from income from patents licensed which was attributed to the Licensing division.

Our strategy for the Licensing division is to further develop our intellectual property portfolio, through widespread, but highly targeted, patent applications and through the acquisition of additional patents that have strong commercial and technical complementarities with our existing portfolio. Furthermore, we intend to increase the number of licensees through a more systematic enforcement of existing patents, especially in emerging markets where production facilities have been relocated but also in Europe and the United States, and through the launch of new licensing programs around flat displays and digital and interactive television patents. However, the results of this enforcement strategy will depend in part on the level of recognition and protection of intellectual property rights provided by local law, particularly in emerging markets. Since July 2002, we participate in a consortium pooling and managing the licensing patents essential to the MPEG-2 video compression standard. Finally, we are leveraging our expertise in licensing through portfolio licensing services to third parties. Thus, in connection with the TTE partnership referred to above (see “—Consumer Products—Mainstream Consumer Products”), Thomson provides patent management and licensing services to TTE.

For information on certain risks to which our Licensing business is subject, please refer to “Key Information—Risk Factors.”

Research, Innovation and Product Development

Thomson maintains a longstanding commitment to investing in a broad range of research and development initiatives to support and expand its product and service offerings and licensing programs in order to create competitive advantages and to establish new markets.

Most of the long-term research is managed centrally through Thomson’s Research and Innovation department, which employs approximately 500 people mainly in eight research centers on three continents as of December 31, 2004. The largest center, located in Rennes, France, has a staff of 180. Mid-2004, a new research center was opened in Beijing, China. This center is co-located within the facilities of the new Access Products & Gateways activities (prior to January 1, 2005, the Broadband

Thomson Group

Access Products activities) and has the specific mission to provide local R&D support to this division. The other centers are located in Hanover and Villingen (Germany), Burbank, Indianapolis and Princeton (United States) and Tokyo (Japan). Since August 1, 2004, TTE operates its own R&D activities.

Product development is carried out within each of Thomson’s divisions primarily in the United States, France, Germany, the Netherlands, Belgium, Italy, Singapore, South Korea and China.

Historically, Thomson’s research and development efforts have covered a wide spectrum of technologies associated with a consumer electronics company. Over the past two years, these research and development efforts have been progressively redirected towards projects serving the short- and long-term needs of the M&E industries, utilizing core competencies and knowledge gained through close relationships with Thomson’s client base. Thomson’s goal is to develop new technologies to meet clients’ needs as they face the growth of their digital activities. At the same time, it intends to expand its intellectual property portfolio, enhance product integration in cooperation with its business units, and reduce the time required to bring products and solutions from design to production and eventually to market. To respond to customer needs, Thomson focuses on key technologies for the M&E industries, including:

  In the area of digital content, Thomson focuses on image capture, processing, and manipulation technologies that address the wide range of display formats, image qualities and applications found in the media industry. Examples include cinema formats such as pan-and-scan, and standard and high-definition TV. Applications encompass conventional and digital cinema, home cinema, and Internet. Thomson’s research and development focuses on delivering highly flexible image capture and processing equipment, and on developing next-generation display technologies such as OLED (Organic Light-Emitting Diodes), rear-projection and digital cinema.
  In the area of digital content production, Thomson develops storage, networking, search, access, and asset management solutions, examples of which are Storage Area Network (SAN) and multi-SAN architectures. The company also develops MPEG-2 compression solutions and platform architectures that allow the exchange of content between professional sites across multiple network formats and sizes. Leveraging its expertise in compression and IC design, Thomson prepares the next generation of encoders and decoders that incorporate MPEG-4 technology. In particular, Thomson is playing a leading role in the finalization of the new MPEG 4 PART 10/H.264 video compression standard, which will be used in bandwidth and storage critical applications.
  In order to address customers’ need to deliver content from multiple sources through a diverse range of networks, Thomson develops streaming technologies, adaptive network technologies, and network systems integration. In addition to its traditional focus on satellite, terrestrial and cable networking technologies, Thomson develops advanced solutions for ADSL (Asynchronous Digital Subscriber Line), quality of service and caching solutions for heavy video content delivery over the Internet, and content delivery over 3G Cellular and WiFi wireless networks. It is believed that these wired and wireless technologies will eventually become jointly used for delivering digital content to consumers with a high degree of convenience. Additionally, investments are made in developing both critical enabling technologies and content-driven applications, like streaming video over mobile and heterogeneous networks.
  Thomson’s research and development leverages its core competence and knowledge of the needs of consumers, content providers, and distributors to develop innovative digital home networking, home media servers, and content protection solutions. The forthcoming digital home network architecture and transmission technologies are under development to allow the exchange of digital content via different platforms, with particular attention paid to the emergence of products based on hard-disk drives, which are bringing considerable improvements to the end-consumer experience and opening up new opportunities for content providers and network operators.

  Thomson continues to invest in OLEDs, a technology we believe has considerable performance and manufacturing cost efficiency potential.
  Currently, major product development initiatives include enhanced television displays, electronic program guides, interactive service interfaces, digital and high definition television, DVD players, tape-less audio/video recorders, digital set-top boxes and cable modems.

From January 1, 2005, Research and Innovation is included with Licensing within the newly formed Technology division. Thomson has announced that in connection with the re-alignment of its strategy, one of the targets in the Group’s Two-Year Plan is to increase spending on core research by 50% in each of 2005 and 2006.

Thomson’s internal research and development activity is complemented by subcontracting certain research activities to outside providers, as well as by entering into research or co-development activities with strategic partners. For example, Thomson developed the mp3 digital compression standard in cooperation with the Fraunhofer Institute and Coding Technologies, and in 2001 launched with these two partners mp3PRO™, a new version of mp3 that doubles the amount of music that can be stored in memory and improves the audio quality of compressed music files. Other key R&D partners include INRIA (Institut National de Recherche en Informatique et Automatique) in France, HHI (Heinrich Hertz Institute) and many universities in Germany, LGE in South Korea for some imaging-related R&D projects, and CDT (Cambridge Display Technologies) in the United Kingdom. To access key technologies and accelerate the transition toward digital technologies, products and services, the company also makes selective minority investments in companies with leading technologies considered beneficial to its product lines. In addition, its internal research and development is supplemented by appropriate intellectual property acquisitions.

As part of our Two-Year Plan, Thomson has constituted a Scientific Council to assess Thomson’s R&D in light of external developments in video technologies and Thomson’s strategy, to challenge R&D teams on their processes, output, roadmaps, and team qualifications and to make related recommendations to Thomson’s Chairman & Chief Executive Officer.

Market Position, Competitors, Clients and Suppliers

The following table provides information on our market position, main competitors and main clients and suppliers for our various activities.

	Market position	Main competitors	Main clients and suppliers

Content and Networks Post-Production Services and Film Services	The Group believes it is the largest independent film replicator in the world, based on internal estimates.	The Group’s main competitor in film processing is Deluxe, a subsidiary of the Rank Group. The Group’s main competitor in post-production services in this highly fragmented market is Ascent Media.

The Group’s principal clients are large film studios such as Disney, Warner Bros., Universal Studios, DreamWorks, and large broadcasters such as ABC, UPN, and the BBC.

Our major suppliers include Kodak (film).

Thomson Group

	Market position	Main competitors	Main clients and suppliers

Content and Networks Home Entertainment Services (DVD)	Thomson has significant presence in the DVD replication market in the United States and in Europe (based on Understanding & Solutions market studies).	The Group’s principal competitors are Cinram, Sony DADC, Sonopress and Deluxe for DVDs, and Deluxe and Cinram for VHS cassettes.	Major customers include, Disney, Warner Bros., Universal Studios DreamWorks, Paramount and Microsoft. Our major suppliers include Singulus for replication lines for DVDs.

Content and Networks Broadcast & Media solutions	Broadcast & Media solutions (using the brand name Grass Valley) businesses are present in more than 22 countries. Based on internal estimates, Thomson is the leading supplier worldwide in IT-based broadcast servers, switchers, routers and film imaging equipment used in post-production. Thomson also estimates that it holds the number two position worldwide in broadcast cameras based on volume and value.	The main competitors for Thomson’s Grass Valley businesses are Sony, Panasonic and Avid in the established broadcast market (e.g., TF1 and NBC), Extron and Pinnacle in the professional market, and Harmonic and Tandberg Television in the network operators market.

Broadcast & Media Solutions supplies its digital broadcast solutions, equipment and service to a large number of television, post-production professionals and digital TV network operators worldwide.

Its products and services offerings include reporting and studio video cameras; digital processing and management equipment and systems for television studios and mobile outdoor broadcasting vans; image and sound processing equipment for broadcasters and post-production operators; as well as management, transmission and compression systems for pay television operators. Such equipment and systems are produced and developed internally or purchased from different suppliers such as for certain video cameras.

	Market position	Main competitors	Main clients and suppliers

Content and Networks Broadband Access Products

The Group estimates it is the worldwide leader in satellite set-top boxes (decoders) based on volume and value. Our estimates indicate that our market position improved significantly in the U.S. set-top box market in the second half due to the supply agreement signed with DIRECTV. We continue to build our presence in Asia.

We believe that we are the worldwide leader in DSL modems based on volumes sold.

We also have a strong market share in cable modems and cable set-top boxes, particularly in Europe.

The Group’s main competitors in satellite STBs in the Americas include Humax, Phillips and Samsung. In Europe and the Asian-Pacific region, our main competitors in satellite and terrestrial STBs are Pace, Phillips and Humax.

The Group’s main competitors in telecommunications products include Uniden, Vtech, and Siemens in the Americas. Siemens, Sagem, Phillips, and Vtech are the main competitors within European market.

Our main competitors in DSL modems are Siemens and Sagem.

Our main competitors in cable modems are Motorola and Scientific Atlanta. Our main competition in cable set-top box are Motorola, Pace, and Scientific Atlanta.

Our strong relationship with DIRECTV leads our customer list in the Americas decoder business, with Echostar and Sky Latin America also being important customers in the Americas.

Our largest satellite customers in Europe are BSkyB and Sky Italia. Additional important European customers include Canal Satellite, ViaSat and Sogecable. A majority of our satellite STBs business is conducted with News Corp affiliates.

Our largest telecommunications customers are France Telecom, Telefonica and KPN. Telstra (Australia), Telmex (Mexico) and British Telecom also are significant Telco customers.

Key customers within our cable business (cable modems and set-top boxes) include Comcast, Time Warner Cable, Liberty Global’s European affiliates, Noos (acquired by Liberty Global in 2004), Eltisalat and NetBrazil, UPC Europe and Golden Channels.

Components	In 2004, Thomson was one of the leading providers worldwide of cathode ray tubes for televisions. In the market of large and very large size tubes, the Group believes it is the second largest manufacturer worldwide in terms of volume, based on internal estimates.	Our main competitors are LG/Philips Displays, SDI, MTPD (Matsushita Toshiba Picture Displays)	Our main clients are the large consumer electronics products manufacturers (see “Consumer Products” below), including large Chinese consumer electronics groups (such as ChangHong, Skyworth, TCL/TTE and Konka).

Thomson Group

	Market position	Main competitors	Main clients and suppliers

Consumer Products	The Group estimates that it had a high single digit market shares in both U.S. and European markets for televisions, prior to the transfer of the television business to TTE in 2004.

The Group’s principal competitors are:

  for audio products: Panasonic, Philips, Sony and Apple;
  for retail communication products: Panasonic, Uniden and V-Tech; and
  for consumer accessory solutions: Monster Cable, Philips/Gemini, Belkin, Hama, Vivanco.

The principal competitors of TTE are Matsushita, Philips, Samsung, Sony and Toshiba.

Our main distributors were national retail chains in the United States such as WalMart, Best Buy, Target, Circuit City, RadioShack and Home Depot and, in Europe, groups such as MediaMarkt, Carrefour, FNAC and Kesa.

Licenses and Trademarks

We believe that we own or have licenses in the technology necessary to compete in the markets for our products and systems. Since the practice in these markets has historically been to provide licenses on reasonable and equitable terms, we expect to continue to have access to the licenses necessary to manufacture and sell our products.

We also believe we have licenses in and are able to use the trademarks that are necessary to our business.

We acquired ownership of the RCA® brand name in 2002 after having used it for 15 years under a license conceded with respect to certain regions and products pursuant to certain agreements in 1987 with General Electric. In March 2001, we acquired the Technicolor assets and businesses, including the Technicolor® trademark. During 2001, we purchased the THOMSON® names and all attached rights from TSA and Thalès S.A. For more details on these contracts, refer to Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions.” In March 2002, we acquired Grass Valley Group, Inc., which owns the Grass Valley® trademark.

In July 2003, Thomson acquired from the American company Recoton Inc. the trademarks of Recoton™, Ambico™, Discwasher™ and Sole Control™ in the accessories business.

Thomson has also granted a 20-year exclusive license (until August 1, 2024 ) to TTE to produce and market television sets under the RCA® and THOMSON® brands principally in the United States and the European Union, as well as certain other regions.

Sourcing

Thomson has a centralized sourcing organization. The department consists of approximately 220 employees directly and indirectly involved in global sourcing initiatives, compared to approximately 330 employees in 2003. This decrease resulted primarily due to the transfer of a certain number of sourcing employees to TTE’s organization in connection with its creation.

Our employees work closely with each business unit and are present both in countries where suppliers are located (particularly Asia) and where our businesses are located. These individuals select and manage our network of suppliers of raw materials, components, finished goods, services and equipment. Their objective is to optimize supply arrangements and benefit from global volumes and common vendors, the standardization and deployment of best practices throughout the different operational divisions, while staying in close touch with the business units’ needs. In addition, Thomson has built relationships with key suppliers like Kodak, Elcoteq, Schneider Logistics and STMicroelectronics, thus strengthening its position for the purchase of raw materials, contract manufacturing, logistic services and key integrated circuits.

For several years, Thomson has been implementing specific programs to improve global sourcing costs and continuously increase efficiency and performance. Our sourcing resources are organized to manage global commodities and services centrally across business units. We also focus on expanding upstream sourcing activities in coordination with our Research & Innovation and Product Development teams in order to optimize cutting edge technology with sourcing requirements based around standard platforms. In order to strengthen the Group’s cash generation, sourcing also focuses on payment extensions and working with key suppliers on vendor managed inventory structures.

Thomson has obtained significant price reductions linked to the sourcing performance and to the increased competition among our suppliers. In 2004, we have continued to experience a significant decrease in materials costs across our organization. By focusing proactively on driving down total material costs, while controlling sourcing function costs, we have been able to absorb adverse raw material price movements from oil and metals, and enhance our capacity to partially offset selling price declines.

In addition, we have increased our use of electronic exchanges with our suppliers, achieving increased automation and improving the reliability of ordering and forecasting processes, and have implemented innovative collaborative planning projects. Since 2000, these initiatives have been extended towards indirect purchasing, for example, with the comprehensive deployment of an e-procurement platform called Easysource, in order to control and optimize non-production purchasing. With our TOCOM database for direct materials and Easysource for indirect materials and services, we believe Thomson’s sourcing system is one of the most advanced and efficient tools in the industry.

In 2001, we created a joint venture named KeyMRO with the objective to group Thomson’s non-production purchases with those of two other French companies, Rhodia and Schneider, and thereby to reduce the total cost of non-production goods and services purchased by leveraging combined volumes. In December 2004, Thomson, Rhodia and Schneider sold to IBM their stake in KeyMRO. As part of the agreement, Thomson, Rhodia and Schneider has signed a 7-year services agreement with IBM for the provision of key procurement services for indirect supplies such as business travel, office supplies, information technology, telecommunications, marketing and advertising and manufacturing maintenance. IBM’s expertise and knowledge, together with the larger scale of purchases, should further enhance the performance of KeyMRO.

Our sourcing organization not only participates in the integration of newly-acquired businesses through the implementation of our global processes, but also benefits from activities with our business partners. For example, the identification of all components required for the manufacture of our products with TTE, with finished goods suppliers and with contract manufacturers has allowed us to combine and leverage volume purchases.

We believe that the termination of any one of our supply contracts would not materially endanger our operations or financial condition. The principal suppliers of the Group in 2004 are of four types:

  suppliers of finished products for the Consumer Products division, which are primarily Asian-based suppliers (CCT, Chase Glory);
  contract manufacturers for various products such as satellite and terrestrial decoders (Elcoteq, Celestica and Solectron);

Thomson Group

  suppliers of logistical services (Schneider Logistics and Geodis Logistics); and
  suppliers of components or primary materials (ST Microelectronics and Kodak).

C —Organizational Structure

Please refer to Note 30 to our consolidated financial statements for a list of Thomson’s subsidiaries.

D —Property, Plants and Equipment

Industrial Facilities and Locations

In order to deliver our product and service offering to our customers, we have developed an industrial organization with important manufacturing operations. In addition, we rely on outsourcing for the manufacturing of some of our finished products.

Our objective is to continually improve the location and the organization of our manufacturing operations to reduce our production costs, minimize our stock levels and improve our lead-times. We have implemented over the last few years an outsourcing policy for the manufacturing of some of our finished products such as audio and communication products, accessories and DVD players. We rely on third-party competencies for the manufacturing of a significant proportion of standardized products in order to focus our resources on the conception and manufacturing of high-end components and products. At the end of 2004, we had facilities involved in the production and distribution of DVDs and VHS tapes, in motion picture film processing, in the manufacturing of cathode ray tubes and components, and in the production of set-top decoders and audio products.

The table below shows our manufacturing facilities by division at the end of 2004. We own or lease all of these facilities, including all Chinese facilities, which are on a long-term lease due to local legal requirements, and the Mexicali plant (construction and equipment), which was financed through a synthetic lease until January 24, 2005. In addition, we had entered into a sale-lease back transaction in 2001 through our Polish subsidiary which transferred ownership of tube manufacturing equipment and was unwound on March 31, 2004. Pursuant to the contribution agreement creating TTE, we contributed certain television production plants, including our television manufacturing plants and businesses in Mexico, Poland and Thailand, as well as all television R&D centers worldwide and certain other assets constituting substantially our television production business, to the joint venture. For further information regarding our TTE, see “—Business Overview—Mainstream Consumer Products––Launch of TTE.” We also lease our office buildings in Boulogne, France and Indianapolis, Indiana, USA. For more information on these leases, see the discussion under Item 5: “Operating and Financial Review and Prospects––Liquidity and Capital Resources”, as well as Note 24 to our consolidated financial statements.

Principal Manufacturing Facilities

Location	Division	Products

Americas:
Camarillo (California, USA)	Content & Networks	DVD services
Livonia (Michigan, USA)	Content & Networks	VHS services
Nevada City (California, USA)	Content & Networks	Broadcast equipment
North Hollywood (California, USA)	Content & Networks	Film services
Mirabel (Canada)	Content & Networks	Film services

Juarez (Mexico) (1)	Consumer Products	Televisions
Guadalajara (Mexico)	Content & Networks	DVD services
Mexicali (Mexico)	Components	Tubes
Manaus (Brazil)	Content & Networks	Decoders

Location	Division	Products

Europe:
Piaseczno (Poland)	Content & Networks	DVD services
Piaseczno (Poland)	Components	Tubes
Zyrardow (Poland) (1)	Consumer Products	Televisions
Anagni (Italy) (2)	Components	Tubes
Rome (Italy)	Content & Networks	Film services
Cwmbran (UK)	Content & Networks	DVD services
West Drayton (UK)	Content & Networks	Film services
Breda (The Netherlands)	Content & Networks	Broadcast
Angers (France)	Consumer Products	Televisions
Bagneaux (France)	Components	Glass panels, funnels
Cergy (France)	Content & Networks	Broadcast
Weiterstadt (Germany)	Content & Networks	Broadcast

Asia:
Foshan (China)	Components	Tubes
Dongguan (China) (since January 2004)	Components	Tubes
Dongguan (China)	Consumer Products	Audio
Melbourne (Australia)	Content & Network	DVD services
Bangkok (Thailand) (1)	Consumer Products	Televisions

(1)	Transferred from Thomson to TTE, effective July 31, 2004.
(2)	The Anagni facility was transferred to Videocon on February 28, 2005.

Our former Marion and Circleville facilities, based in the United States, are no longer operational.

Environmental Matters

As a global leader in providing a diverse range of video technologies, systems, equipment, and services to consumers and professionals in the M&E industries, Thomson seeks to establish and apply in its facilities worldwide consistent environmental standards. Such standards should not only assist each of our locations in meeting all requirements of the country in which it is located, but may also enable each to develop programs that go beyond local regulatory requirements. To support and encourage environmental leadership, Thomson has established a number of programs and initiatives to assist the Group in achieving these standards. These programs are led and implemented by the Group’s environmental department, Corporate EH&S Organization, which is based at the Group’s headquarters in Boulogne, France. The four most significant of these are described below:

1.	Corporate Environmental, Health and Safety (EH&S) Charter: The EH&S Charter, along with its appropriate supporting policies and guidelines, is the cornerstone of our EH&S program. It defines key management principles designed to protect human health and the environment, to help us meet our legal and corporate responsibilities, and to provide a measure of guidance for each of our locations’ activities and operations. The EH&S Charter has been translated into five languages and is displayed at each industrial site and is available on-line at all locations via an internal EH&S website.
2.	EH&S audits: Our EH&S audits are a key part of Thomson’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive corporate audit program was implemented in 1996. Auditors are both internal and external personnel who have been trained and are experienced in auditing. The aim of the audit program is to review our industrial locations’ compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel throughout the

Thomson Group

organization, identifying “best practices”, communicating successful initiatives among plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to other aspects of our multi-faceted business. In 2004, 13 locations were audited as part of our objective of auditing each manufacturing location at least every three years.
3.	Implementation of an Environmental Management System (EMS): An EMS is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. ISO 14001 is the most widely accepted international standard for an EMS. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor environmental impacts of its activities. In 2001, Thomson’s Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004. Currently, 34 locations have completed the ISO 14001 certification process, up from 12 at the end of 2003. Two remaining significant industrial sites are scheduled for completion in 2005.
4.	Annual Performance Measurement Process: A process was implemented in 1997 to allow for the consistent measurement and reporting of key management programs and requirements within each of our industrial locations, and their progress toward environmental, safety and resource conservation improvement goals. This process establishes benchmark criteria, helping us create consistent global focus and action on key programs, requirements and initiatives. Measured criteria include the establishment of internal EH&S audits and inspections, development of emergency preparation and response plans and associated training and drills, development of EH&S Committees, identification and completion of EH&S related employee training, and each location’s progress toward zero work related injuries and lost workdays, reducing environmental impacts to air, water and land, and reducing the consumption of water, energy, or raw materials.

Furthermore, Thomson’s Corporate EH&S Organization monitors and responds to new governmental law and regulation on a Group-wide basis. For example, in Europe, projects are on schedule for compliance with the EU Restriction of Hazardous Substances in Electrical and Electronic Equipment (ROHS) Directive and the EU Waste Electrical and Electronic Equipment (WEEE) Directive. Also, in the Americas, several countries, provinces, and states have introduced legislation concerning restriction of hazardous substances, landfill bans, or end-of-life recycling, and certain laws have been enacted in this area that will become effective in 2005, including in Mexico, some U.S. states and some Canadian provinces, which the Group believes will not have a material effect on our business or financial position.

A certain number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Bureau to perform an investigation and feasibility study relating to potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

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

Insurance

Thomson has insurance policies to cover its principal risks, which are purchased from various insurance companies.

Moreover, in partnership with its insurers, Thomson has a program of prevention and protection of its production sites in order to reduce its risk exposure to its assets and financial losses that may be caused if such risks are realized. The insurance policies subscribed locally by the units of the Group are protected under a worldwide program, that provides local insurance cover with corporate umbrella coverage, applying on difference in conditions and on difference in limits of the local coverage.

The level of deductibles is adapted according to the assets and the risks of the operational units. Property damage and consequential business interruption are covered up to a limit of €300 million per occurrence. The general commercial and product liability insurance policy covers liability up to a limit of €114.5 million. The policy is “all risks except” standard exclusions. Due to the transfer of our television business to TTE, the values to be covered for exposed risks have been adjusted accordingly.

The insurance plan also covers transportation, material damage and employer’s liability insurance where required. Thomson also subscribes to directors and officer’s liability insurance and an environmental pollution insurance policy. Additional policies are maintained where necessary to comply with applicable laws or to provide additional coverage for particular circumstances and activities. Accordingly, we maintain independent automobile and personal liability policies in the jurisdictions in which they are required.

We intend to continue our practice of obtaining global insurance coverage, increasing coverage where necessary and reducing costs through self-insurance where appropriate. Currently, the Group does not have in place any captive insurance company. We do not anticipate any difficulty in obtaining adequate levels of insurance in the future.

Thomson Group

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain material respects from U.S. GAAP. Notes 31 and 32 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us and reconcile our net income and shareholders’ equity. We also summarize these differences below in “—Overview—Principal Differences between French GAAP and U.S. GAAP.” For a discussion of our adoption of International Financial Reporting Standards (IFRS) and the anticipated effects thereof on the presentation of our operating and financial results, please refer below to “—Transition to IFRS”.

Overview

Thomson’s core business is to provide the M&E industries with the services, systems and equipment, and technologies they need to achieve their commercial objectives and to optimize their performance in a changing technology environment for video and imaging. We have developed leading positions at the intersection of entertainment, media and technology and offer complete solutions to content providers, network operators, manufacturers and distributors. With the implementation of our five strategic priorities and our Two-Year Plan, we seek to build upon these positions to become the preferred partner of the M&E industries. For a more detailed description of our strategy and objectives of our Two-Year Plan, please refer Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries.”

In 2004, as in 2003, our activities were organized and reported on according to four operating divisions: Content & Networks, Components, Consumer Products and Licensing. Effective January 1, 2005, we reorganized our businesses in three divisions, Services, Systems & Equipment, and Technology, with a fourth activity, Displays & Consumer Electronics Partnerships. For a more detailed description of the reorganization of our businesses, see Item 4: “Information on the Company—Our Organization—Transformation to Implement Our Strategy,” and for a description of the products and services provided by each of our 2004 segments, see Item 4: “Information on the Company—Business Overview,” respectively.

Key economic drivers

Our strategic priorities and our Two-Year Plan objectives described under Item 4: “Information on the Company—Our Organization—Transformation to Implement Our Strategy” are based on our vision of how the M&E industries may develop by 2010. We believe the most significant long-term trends include the following:

  Some consolidation will occur in the European M&E industries, while significant M&E groups and markets will emerge in Asia, particularly China;
  Our M&E clients will have outsourced many of their activities;
  China and India will have become mainstream M&E markets;
  The transition to High Definition (HD) will be complete;
  Mobile video will be pervasive;
  Intellectual property will remain a key differentiator and significant source of direct and indirect revenues;
  Security technologies and services to combat piracy will have been implemented;

  China will have become a technology standards-setter;
  Electronic delivery of content into the home will have emerged. Consumers will continue to buy pre-recorded content at retail, but will also be purchasing or renting content (events, etc.) directly from home;
  In addition to film print, digital delivery of movies to cinemas will have developed;
  Network operators will have largely switched to IP technologies;
  All networks will have “triple play” offerings;
  “Connected products” will be ubiquitous inside and outside the home; and
  Home networking will have been implemented.

These long-term trends represent the Group’s vision of how the M&E industries may develop by 2010 and they influence how the Group is allocating and plans to allocate its resources. They also influenced the determination of the eight growth “boosters” and two main “engines” for revenue growth that the Group has identified in the framework of its Two-Year Plan, as described in Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries”. The Two-Year Plan focuses the Group on the development and delivery of innovative products, services and technologies that are, and become, widely adopted in response to these anticipated long-term trends in the M&E industries.

It should be noted that the discussion and analysis below reflects the Group’s financial results and operating performance both prior to and subsequent to the strategic decisions made over the course of 2004, described in Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries”.

Seasonality

Our net sales historically tend to be higher in the second half of the year than in the first half, reflecting the increased business conducted by all our customers during the autumn selling season and year-end holidays.

The net sales of our Content and Networks businesses in the second half of 2004 totaled approximately €2.3 billion, representing 57% of the division’s 2004 net sales, compared to approximately €2.0 billion in the second half of 2003, representing 55% of the division’s 2003 net sales.

The net sales of our other divisions in the second half of the year decreased to €1.8 billion, or 45%, of these divisions’ 2004 net sales, compared to 56% of the divisions’ net sales in 2003. However, this substantial decrease was mainly due to the exit of substantially all of Thomson’s television business from our perimeter of consolidation with the start-up of operations of TTE as of August 1, 2004, rather than to seasonal trends. Our television sales in the second half of 2004 (primarily July) amounted to €53 million, compared to €941 million and €1,113 million in the second half of 2003 and 2002, respectively.

The impact of seasonality has historically tended to be higher at the operating income level, driven by the fact that fixed costs are spread relatively evenly over the year. Our consolidated operating income totaled €288 million in the second half of 2004, or 66.3% of our 2004 consolidated operating income, compared with 73% in the last six months of 2003. Presented separately, the operating income of the Content and Networks division in the second half of 2004 represented 68% of total year operating income for this division, compared to 69% in 2003 over the same period.

Geographic breakdown of 2004 net sales

Based on net sales by destination (classified by the location of the customer), our most important markets are the United States and Europe, accounting for 45% and 34%, respectively, of net sales in 2004, compared to 45% and 35%, respectively, in 2003, and 51% and 31%, respectively, in 2002. Asia accounted for 14% of our net sales by destination in 2004 compared to 12% in 2003 and 10% in 2002.

Effect of exchange rate fluctuations

We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €399 million on our net sales as expressed in euro in 2004, compared to a negative impact of €1,062 million in 2003 and €445 million in 2002. We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €5 million in 2004 (€44 million in

Thomson Group

2003) on our operating income as expressed in euro in 2004, or 1.2% of the Group 2004 operating income, in spite of a 7% decrease in the euro/dollar exchange rate during 2004.

Summary of Results

Operating income in 2004 was €434 million (5.4% of net sales in 2004), while we recorded a net loss of €636 million due to restructuring charges recognized in 2004, including a charge of €742 million related primarily to our Components business. In 2003, we recorded operating income of €508 million (6% of net sales), while we recorded a net income of €26 million in 2003 and a €217 million restructuring charge.

Thomson’s net loss per share was €2.32 in 2004, compared to net income per share of €0.09 in 2003.

Thomson’s Board of Directors proposed on March 1, 2005 that Thomson pay a dividend of €0.285 per share in respect of 2004, a 10% increase on the dividend approved at shareholders’ meeting of May 7, 2004 in respect of 2003 of €0.26 per share. This proposed dividend was approved at the shareholders’ meeting on May 10, 2005. The payment of the dividend will occur after May 27, 2005. For a description of the payment of dividends under French company law, please refer to “Additional Information—Memorandum and Articles of Association—Dividends.”

On April 21, 2005, Thomson announced its revenue for the first quarter of 2005. For more information about our first quarter 2005 results and the full text of that announcement, refer to our report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 21, 2005, certain parts of which are incorporated herein by reference and included as Exhibit 99.1 to this report.

In the sections entitled “—Results of Operations for 2004 and 2003” and “—Results of Operations for 2003 and 2002,” certain net sales figures at the Group and segment levels are presented where indicated on a comparable basis at constant exchange rates and a constant scope of consolidation. To this end, the actual figures of the earlier financial year in the respective year-on-year comparison are restated to take into account certain perimeter changes, while the figures for the more recent year are adjusted to reflect perimeter changes and also to eliminate exchange rate effects by applying for the more recent year the average exchange rate used for the income statement for the earlier financial year. Regarding perimeter adjustments for acquisitions, in the 2003 and 2004 year-on-year comparison we have excluded sales resulting (a) from significant acquisitions occurring in 2003 from the 2003 and 2004 sales figures and (b) from significant acquisitions occurring in 2004 from the 2004 sales figures. We applied this same methodology for the 2003 and 2002 year-on-year comparison in respect of acquisitions. The only significant disposal in the periods covered by the comparisons was the transfer of Thomson’s television assets to TTE on July 31, 2004: we have included in the 2004 sales figures the sales generated from these assets prior to their disposal, while adjusting the 2003 sales figures to include only those sales generated in the period of 2003 corresponding to the period of ownership in 2004 (i.e., net external television sales for the last five months of 2003 have been excluded). We believe this presentation of changes in net sales, adjusted to reflect perimeter changes and exchange rate fluctuations, for these year-on-year comparisons are helpful for analyzing the performance of the Group, during a period of repositioning for the Group and of significant exchange rate fluctuations, particularly concerning the US Dollar, which affected the Group’s reported numbers.

Events Subsequent to December 31, 2004

1.	Signature of a development agreement with Funai Electric.
On January 20, 2005, Thomson announced the closing of a partnership in the digital TV field with the Japanese group Funai Electric, a TV and electronic products manufacturer. This partnership encompasses joint developments and an exclusive license to Funai for some patents in digital television technology. In connection with a separate supply agreement, Thomson’s Displays operation will also supply cathode ray tubes to Funai.
2.	Recent Developments Relating to Our Partnership Strategy for the Displays Activity.
Since December 31, 2004, Thomson has continued to advance its partnership project for its Displays business. At the end of February, the first phase of the project was completed, with multiple indications of interest from potential strategic and from financial partners. In addition, on February 28, 2005, Thomson’s Videocolor subsidiary comprising its Anagni tube production site was formally sold to the Indian company, Videocon, for €10. Prior to disposal, Thomson recapitalized the business with €103 million of cash. Estimated cash and non-cash costs related to these subsequent events could reach up to €365 million of which €195 million has been recorded in Thomson’s 2004 accounts (see Notes 18 and 29 to our consolidated financial statements) and the rest taken into 2005.
3.	Microsoft-Time Warner-Thomson Complete Acquisition Of ContentGuard.
On March 15, 2005, Microsoft, Time Warner and Thomson announced completion of their three-way acquisition of ContentGuard. ContentGuard is a developer of digital rights management (“DRM”) technologies. Thomson, Microsoft and Time Warner will each hold a 33.3% voting position in ContentGuard and will each appoint two directors on the ContentGuard board. Working together with ContentGuard, the company’s three strategic investors aim to help promote the development of inter-operable DRM systems, accelerate the deployment of consumer devices that support Digital Rights Management, and encourage content owners to launch new distribution channels. The partners plan to continue development of ContentGuard’s intellectual property and to promote innovation in electronic content distribution using DRM technologies.
4.	Thomson and Screenvision launch digital distribution network in the United States.
On March 15, 2005, Thomson and Screenvision, a world leader in cinema advertising and a joint venture of Thomson and ITV plc, announced the launch of the world’s largest digital cinema distribution network for cinema advertising in the United States. Technicolor Digital Cinema, part of Thomson’s Services division, will provide technology, network operations and digital content management systems on an exclusive basis to Screenvision and its theatre advertising customers. Screenvision provides advertisement services to nearly 15,000 screens in the United States, of which approximately 5,000 will be digitized during the initial deployment. Screenvision, which will invest over U.S.$50 million to deploy the network, will leverage the expertise of Thomson’s post-production, media asset management, digital cinema, network operations and its new digital advertising management system, SkyArc™. Through SkyArc, Thomson and its Technicolor Digital Cinema business will operate a national network operations center providing content preparation and distribution, playlist management, network operations and field services. The network will be capable of distributing effectively and securely via satellite, broadband or physical digital media.

Thomson Group

5.	Acquisition of Inventel, a leader in Telecom access devices and wireless technologies.
On March 29, 2005 Thomson acquired Inventel, a leading provider of innovative voice and data solutions to telecommunications operators and ISPs. Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions will enable the Group to expand its customer base, market reach and ranges of multiple-play gateways. The acquisition price was partly paid with treasury shares of Thomson.
6.	Acquisition of MediaSec, leader in Content Security Technologies.
On March 31, 2005, Thomson acquired MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies. Digital watermarking involves secure and imperceptible marking of digital media such as video, images, audio and any type of digitally processed document. MediaSec, based in Essen, Germany, with a presence in the United States, has a strong portfolio of patents and software products, which Thomson expects to build upon to meet the Media & Entertainment industries’ growing need for content security and tracking solutions.
7.	Strategic Alliance with SingTel to Form Asian Digital Distribution Network.
On April 18, 2005, Thomson and SingTel, the leading telecommunications provider in Asia, announced a strategic alliance to provide an Asian digital distribution network for Media & Entertainment clients. Thomson will manage content preparation, packaging, scheduling and logistics, as well as security-related issues on behalf of content owners. SingTel will manage the network infrastructure and transmission services. The strategic alliance leverages SingTel’s extensive fiber and satellite network and Thomson’s global position as a leading content service provider in the Media & Entertainment industries to offer a robust digital content delivery service. Service offerings which will be enabled by the strategic alliance include point-to-point electronic file transmissions of content such as digital cinema masters for distributors, broadcast content for channel operators and distributors, and production/working files for regionalization or preparation between Hollywood (Los Angeles) and Asia. Within Asia, the service offerings will include point-to-point and point-to-multipoint distribution of content that includes digital cinema distribution services to theaters, TV channel playout and uplink services, broadcast disaster recovery services and other out-of-home video networks and content delivery services.
8.	Acquisition of Cirpack, European Leader in Softswitch Solutions.
On April 21, 2005, Thomson acquired Cirpack, the leading European provider of softswitch platforms. Following the acquisition of Inventel on March 29, 2005, Cirpack’s softswitch technology expertise complements Thomson’s existing offering to telecoms operators in IP telephony and triple play (voice, video, data). Cirpack addresses the voice management market which is poised to expand at a very high growth rate in the coming years. With a wide European customer base of over 45 telecom operators and ISPs, the company has secured a large share of the European softswitch market. A softswitch is the software platform responsible for controlling call processes in the network, as well as managing remotely access devices and service applications. It is key to helping telecom operators drive voice, data and video convergence in IP networks, in order to allow effective delivery of innovative communication and entertainment services. The acquisition price will be partly paid in treasury shares of Thomson.
9.	Al Jazeera International Awards Thomson Contract for First Full High-Definition News Channel Worldwide.
On April 21, 2005, building on its position in providing high-definition (HD) solutions across the broadcast, film and network markets, Thomson announced that Grass Valley® (Broadcast & Networks) had been awarded a contract for the design and implementation of the first all-HD news channel worldwide. Grass Valley’s Systems Group will support this turnkey project with engineering, design and implementation as well as professional services and on-site support.
10.	Intention to Transfer TV Marketing & Sales to TTE and Create a Dedicated Connectivity Sales Force.

Thomson will put in place shortly a sales force dedicated to its Connectivity business and accordingly TCL and Thomson announced on April 21, 2005, that Thomson’s TV Marketing & Sales activities will be transferred to TTE. Thomson employees with positions related to TV would transfer to TTE under the plan, and employees focused on Thomson’s Connectivity Business activities will remain with Thomson. In addition, Thomson and TTE will simplify their current arrangements regarding Thomson’s manufacturing facility at Angers, France.

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

Thomson’s management has discussed the development and the selection of its critical accounting policies with Thomson’s Audit Committee.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly software and certain rights on intellectual property acquired) and indefinite useful lives (customer relationship and trademarks) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipments” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying value.
Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other tangible assets, excluding land that has an indefinite useful life. Software development costs are capitalized and amortized over their economic useful lives, which usually do not exceed three years. Goodwill is amortized over a period from five to twenty years.

For the year ended December 31, 2004, the Group recognized depreciation expense amounting to €278 million related to tangible fixed assets and amortization expense of €170 million for intangible assets with finite useful lives. As of December 31, 2004 the net book value of PPE, intangible assets with finite useful lives and intangible assets with indefinite useful lives amounted to €1,054 million, €1,555 million and €651 million, respectively.

In order to determine the carrying value of tangible and intangible assets having a finite useful life, the Group evaluates on a regular basis certain indicators that would result, if applicable, in the implementation of an impairment test for exceptional assets depreciation. These indicators take into consideration any change in market conditions, competition, technology and other similar factors affecting the businesses. When certain operational and/or financial factors indicate an impairment of value, management evaluates the underlying carrying value of property, plant and equipment and intangible assets with finite useful-life in relation to the operating performance and future cash flows of the underlying assets. Impairment losses, if any, are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management’s estimates of recoverable amounts for the individual asset or, if not possible, the reporting unit, are based on prices

Thomson Group

of similar assets, to the extent available in the circumstances, or the result of valuation techniques. These estimates take into account net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or of reporting units will change the expected recoverable amount of these assets or units and therefore may require a write-down of their carrying value.

On October 21, 2004, the Group announced its decision to seek partners for its Displays activity. The consequences of this decision on the Group’s value of long lived assets for its Displays business are included in the Group’s 2004 consolidated financial statements. See Note 18 to our consolidated financial statements.

When the Group had a signed firm offer from a third party prior to the Board of Directors approval of the consolidated financial statements to acquire the assets, the Group used such agreement to value these long lived assets. For other long live assets of the Displays activity the Group determines their value using either indicators of external value known to the Group or net value of discounted operational cash flows when the Group does not possess external indicators.

For the year ended December 31, 2004, the Group has recognized a €530 million impairment charge relating to assets in the Components division, which brings the carrying value of such assets to €218 million at year-end 2004.

As of December 31, 2004, the Group has not identified any other triggering events in its other divisions that would have required impairment tests on property, plant and equipment or intangible assets with finite useful-life, except for the above-mentioned Displays business.

Warranty reserve

The Group provides for the estimated cost of product warranties at the time revenue is recognized in respect of the relevant products. Thomson’s products are covered by product warranty plans of varying periods, depending on local practices and regulations. The evaluation of warranty provisions are based on the historical relationship between the costs of the warranty and sales, and take into account exceptional events known to the Group. Thomson accrues an estimate, at the time of sale, for all returns from its customers related either to product failures or consumer returns. Thomson’s general policy is to only accept returns of damaged products. Thomson believes that its warranty provisions are adequate and that the judgment applied is appropriate. The amounts estimated to be due and payable in the future could, however, differ materially from what is recognized in the Company’s consolidated financial statements.

In order to determine the appropriate amount of its warranty reserve and related provisions, the Group has established a calculation that is applied on a uniform and consistent basis by the Group’s entities. This calculation is based on variables that are determined based on the Group’s historical experience relating to (1) the product failure rates by product family and by country, (2) the most recent figures of sales during the most recent period and (3) the average claim cost per product family. When determining the appropriate year-end warranty reserve amount, we assume no change in product mix or in the average claim cost per product family.

As of December 31, 2004, the Group’s warranty reserve amounted to €50 million with net accruals amounting to €81 million and usages amounting to €93 million.

Thomson estimates that on a consolidated basis the financial impact on the warranty reserve at December 31, 2004, if the failure rates were increased/decreased by 1 percentage point, would have resulted in the recognition/reversal of an additional warranty expense/income of €8 million.

Deferred tax assets allowance

Management judgment is required in determining the Group’s allowance provision for deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Thomson recognizes deferred tax assets if (1) the deferred tax asset can be compensated with a deferred tax liability that has the comparable maturity date, or (2) if it is probable that the Group will have future positive taxable income, from which the temporary differences or the tax-loss carry forwards can be deducted in a foreseeable future. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not happen again in a nearby future, and/or (2) the expectation of exceptional gains. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

At December 31, 2004 the Group has recorded a €2 million deferred tax liability at year-end and €1,742 million of deferred tax assets, of which €1,462 million have been reversed through valuation allowance reflecting management’s estimates on un-recoverability of such assets.

Thomson estimates that on a consolidated basis the financial impact on the accumulated deferred tax assets valuation allowance at December 31, 2004, if future taxable income were increased by 10 percentage points, would have resulted in a decrease of the related accumulated valuation allowance by €26 million, increasing the net result of the Group by the same amount. In the case future taxable income were decreased by 10 percentage points, the Group would have recognized an additional related valuation allowance amounted to €26 million, resulting in an additional net loss of €26 million.

Pension & post-retirement benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit pension plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 17 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase of compensation and are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure and higher volatility. As a result, short-term valuation of related plan assets are decreasing/increasing, which effect is to increase/decrease the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2004 the pension, post-retirement and termination benefits liability amounted to €589 million, while the present value of the obligation amounted to €944 million and the fair value of plan assets amounted to €184 million. For the year ended as of December 31, 2004, the Group recognized €37 million of expenses related to such liability.

Please find hereafter a table summarizing the estimated impact of discount rate variations on the benefits obligation as of year end, as well as on the 2004 pension and post-retirement benefits expense.

Thomson Group

(€ in million)	1pt increase	1pt decrease
	in discount rate	in discount rate

Effect on the PBO	(87)	103
Effect on the income statement	-	-

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new incorporated entity, TTE, in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date.

Thomson has assessed this capital gain as being the difference between the fair value and the carrying value of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

Although, in order to determine the fair value of the business given up, Group’s management has used certain valuation techniques for which assumptions retained have impacted the fair value of the business given up and therefore the capital gain recognized, the Group set up a measurement process that has involved an external appraiser that has used several methodologies, of which one is based on external available information.

Goodwill and indefinite-lived intangible assets impairment test

We review annually goodwill and other indefinite-lived intangible assets for impairment. Such review requires management to make material judgments and estimates when performing impairment tests. The impairment test for goodwill involves a two-step process. The first step consists of a comparison of a reporting unit’s fair value to its carrying value. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge.

Thomson completed the impairment test for these assets as of June 30, 2004, which resulted in a €5 million impairment charge recognized in the Content & Network segment.

As of December 31, 2004 the net book value of goodwill amounted to €1,242 million.

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of the intangible asset to its fair value. Any excess of the carrying amount over an asset’s fair value is recorded as an impairment charge.

Thomson performed its annual impairment test in 2004, which did not result in any impairment charge for these assets.

As of December 31, 2004, the net book value of indefinite-lived intangible assets amounted to €651 million.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the fair value of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the reporting unit, (2) estimating the terminal value of each free cash flow computed, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods.

Thomson used the same discount rates for these impairment tests that were used in planned acquisition projects taking into account the specificities of the businesses tested. These rates range from 8 to 15% and are specific to each division, reflecting their relative risk as estimated by Thomson management. In estimating the future revenues growth rates, operating margin rates and operational cash flow generated by a particular asset, the Group used its internal budget for each business, which is updated every six months and which models cash flow for the next five-year period. Finally, the perpetual growth rate used to determine the cash flows on a perpetual basis are based on the inflation rate. A terminal value is determined to model the cash flows in the sixth year and following years.

Based on differences observed between the book values and fair values of goodwill and indefinite-lived intangible assets (“Tested Assets”), the increase of one point in the discount rate or the decrease of one point in the perpetual growth rate would have resulted in the Group recognizing an additional loss of value on certain long lived assets in the Content and Networks division amounting to €6 million and €4 million, respectively. Conversely, the decrease of one point in the discount rate and/or the increase of one point in the perpetual growth rate would have resulted in the Group to recognize no loss in the value of the Tested Assets.

Transition to IFRS

Basis of preparation of the Group’s consolidated financial statements under IFRS

In accordance with the Regulation 1606/2002 of the European Parliament regarding the application of international accounting standards, the Group is required to prepare its consolidated financial statements in compliance with IFRS effective as of December 31, 2005 as adopted by the European Union.

The Group prepared its primary consolidated financial statements for 2004 in accordance with the French GAAP as set forth in the French law on consolidation (Act of January 3, 1985) and in Regulation 99-02 of the Comité de la Réglementation Comptable (CRC), approved by the decree dated June 22, 1999.

The Group will issue its first consolidated financial statements under IFRS as of December 31, 2005, with one-year historical financial information for 2004, prepared in accordance with the same accounting principles, except for IAS 32, IAS 39 and IFRS 5, which will only be applied starting from January 1, 2005 onwards.

For the release of these comparative consolidated financial statements for 2005 and in accordance with the AMF recommendation relating to the financial information for the transition period, the Group prepared the 2004 financial information on the transition to IFRS disclosing for preliminary information purposes the quantified impact expected from the transition to the IFRS on:

  The reconciliation from French GAAP to IFRS of the Group’s consolidated shareholders’ equity as of January 1, 2004 and December 31, 2004,
  The reconciliation from French GAAP to IFRS of the Group’s consolidated net income for the twelve-month period ended December 31, 2004.

The 2004 financial information related to the expected quantified impact of the transition to the IFRS on the 2004 data was prepared by those IFRS standards and interpretations, which the Group considers to be applied for the preparation of its comparative Group’s historical consolidated financial statements as of December 31, 2005.

Given the potential evolution of the standards and interpretations effective as of December 31, 2005 and the response to technical questions and projects currently discussed by the IASB and the IFRIC, the Group may modify some options and accounting methods for the preparation of its first consolidated financial statements under IFRS.

Thomson Group

The information presented in this document and related to both the results of operations and financial position of the Group under French GAAP and IFRS has been reviewed by the audit committee and was subject to specific audit procedures by the Group’s auditors.

The Group’s IFRS transition project

In order to prepare the transition to IFRS, the Group set up a project with the following objectives:

  to ensure project achievement on time;
  to determine its accounting options;
  to inform the audit committee and management board of directors; and
  to define the objectives of the project management office (PMO) and of the training and technical committee.

In order to ensure a complete and consistent approach, the PMO led the whole process in coordination with operational business units. The training & technical committee worked towards defining the accounting options, designing the technical processes and providing the necessary training schemes or programs within the Group organization.

The project team, in coordination with business units, has appointed IFRS coordinators within each operational division in order to push down the process to the subsidiaries.

The IFRS project covers three main phases:

  Analysis of the differences between French GAAP and IFRS – identification of all differences has been completed.
  Assessment of impacts of changes of existing accounting principles to IFRS – all impacts were determined, except for IAS 32, IAS 39 and IFRS 5, applicable starting January 1, 2005, and are summarized below in “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004”.
  Implementation – update of the data processing system, training of the local and corporate teams, update of the Group’s accounting manual, validation of the accounting of the impacts in subsidiaries.

Standards and interpretations applied for the IFRS consolidated financial statements

The preparation of the 2004 financial information described below in “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004” is based on the standards and interpretations published as of December 31, 2004 and endorsed by the European Union, and on the options and interpretations not yet published nor adopted but which are mandatory as of December 31, 2005 or can be elected for an earlier application.

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:

  IFRS 5 – “Non current assets held for sale and discontinued operations”. The Group will apply this standard starting from January 1, 2005.
  IAS 32 – “Financial instruments: disclosure and presentation”. The Group will apply this standard starting from January 1, 2005.
  IAS 39 – “Financial Instruments: recognition and measurement”. The Group will apply this standard starting from January 1, 2005.

The options adopted by the Group, for first time implementation, applied to the opening balance sheet at January 1, 2004 are summarized below in “—Description of the options in connection with the first time adoption of IFRS”. The accounting standards applied by the Group are summarized below in “Description of the main IFRS accounting policies applied by the Group”.

Description of the options in connection with the first time adoption of IFRS

The 2004 IFRS financial information was prepared in compliance with IFRS 1 “First Time Adoption of the International Financial Reporting Standards”. The general principle is the retroactive application on the opening balance sheet of the standards elected for the 2004 IFRS financial information. The relating IFRS adjustments are accounted for in the opening shareholders’ equity (see “—Description of the main IFRS adjustments”).

The following accounting policies have been retroactively applied pursuant to the optional implementation provisions of IFRS 1:

Business combinations

The Group elected not to apply IFRS 3 to business combinations that have occurred prior to January 1, 2004 (see below at “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004—Description of the main IFRS adjustments—Business combinations”).

All acquisitions made since January 1, 2004 have been recognized in accordance with IFRS 3.

Translation of foreign subsidiaries accounts

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity (see below at “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004—Description of the main IFRS adjustments—Translation of foreign subsidiaries accounts”). All cumulative translation differences for all foreign operations have been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation differences prior to January 1, 2004.

Valuation of assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the opening IFRS transition date (see below at “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004—Description of the main IFRS adjustments—TTE Transaction”). This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used to value the TV assets that were transferred to TCL in July 2004.

Employee benefits

In accordance with the IFRS 1 optional exemption, the Group elected to recognize all cumulative actuarial gains and losses as of January 1, 2004 into opening retained earnings (see below at “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004—Description of the main IFRS adjustments—

Thomson Group

Employee benefits”). The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on retirement benefits.

Share-based payment

According to IFRS 1, the Group elected to apply IFRS 2 to all equity instruments previously granted after November 7, 2002 and for which the rights have not vested as of December 31, 2004 (see below at “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004—Description of the main IFRS adjustments—Share-based payment”).

Description of the main IFRS accounting policies applied by the Group

The accounting policies summarized below are those applied as of January 1, 2004 and do not take into account the adjustments related to the application of IFRS 1, as presented above in “—Description of the options in connection with the first time adoption of IFRS”.

The 2004 IFRS financial information has been prepared using the historical cost convention. This convention will also be applied for the 2005 consolidated accounts with some exceptions regarding several assets and liabilities, for which specific arrangements recommended by the IFRS have been retained: fair value of available-for-sale financial assets, and financial assets at fair value through profit and loss.

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

The Board regularly reviews its valuations and estimates based on its past experience and various other factors, considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities carrying value. The actual results could significantly differ from these estimates depending on different conditions and hypotheses.

Business combinations

In the event of new acquisitions within the Group’s consolidation scope, the assets and liabilities of the acquired company, which satisfy the IFRS accounting criteria, are recorded at fair value at the acquisition date. The assets held-for-sale by the Group are recorded at the fair value net of exit costs.

Only the identifiable liabilities satisfying the criteria of recognition of a liability for the acquired company are recorded under business combinations. Thus, a restructuring liability is not recognized as a liability for the acquired company if we do not have a current obligation to execute the restructuring plan at the acquisition date.

The adjustments of assets and liabilities values related to new acquisitions, initially recorded using provisional values (due to expertise work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are directly recognized into net result unless they correspond to corrections of errors.

Finally, minority interests are accounted for on the basis of the acquired assets fair value.

Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by the IFRS framework and the ongoing projects of the IASB. Acquisitions of minority interests are included within the amendments made to the IFRS 3 “Business combinations”. Moreover, without specific rules, the Group still applies the French GAAP. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the carrying value of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

Scope and consolidation method

The subsidiaries, the sub-subsidiaries and the special-purpose entities controlled by the Group are consolidated.

The entities that are controlled by the Group and on which the Group has the power to govern the financial and operational policies in order to benefit from the arising advantages, are fully consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the real and potential voting rights which are immediately exercisable) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary decisions made by the Group.

Consolidation is also applied to special-purpose entities that are controlled, whatever their legal forms are, even where the Company holds no shares in their capital.

Investments in companies in which the Group has joint control with a limited amount of partners (joint-ventures) are consolidated under the proportionate consolidation method: the assets, liabilities, revenues and costs are consolidated in proportion to our investment.

Investments in companies over which the Group has significant influence are accounted for under the equity method. Significant influence means the right to participate in financial and operating policy decisions of the investee, without having either control or joint control over those policies. The goodwill arising on these entities is included in the carrying value of the investment.

Translation of foreign subsidiaries

The consolidated financial statements of affiliates for which the functional currency is different to that of the parent company are translated as follows:

  The assets and liabilities, including the goodwill and the adjustments relating to the fair value in the consolidated accounts, are translated into euros at the rate effective at the period end.
  The revenues and costs are translated into euros at the average exchange rate of the period, as long as this rate is not impacted by significant changes.

The translation adjustments are directly recorded to shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at year-end, except for receivables and payables which are covered by exchange rate hedge instruments and for which the method described in section 1.b of the consolidated statements is still applied in 2004. The Group will start to apply IAS 32 and IAS 39 as from January 1, 2005. The translation of foreign currency resulting from these operations will be recorded in the income statement as a profit or loss on exchange.

Thomson Group

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by the exchange rate at the balance sheet date.

Intangible assets

(a) Goodwill

At the acquisition date, goodwill is measured at the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired affiliate and measured at cost less accumulated impairment losses and is not amortized.

Goodwill is allocated to each of the cash-generating units or groups of cash-generating units that benefit from the synergies of the business combinations and corresponds to the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b) Research and development expenses

Research expenses are expensed as incurred. Development costs are expensed as incurred, unless they meet the IAS 38 capitalization criteria. Capitalized development costs correspond to costs of development projects aiming at improving new processes, which are considered as technically viable and expected to provide future economic benefits.

These capitalized expenses relate to direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects.

The capitalized costs are recorded at cost less accumulated depreciation and impairment, if any. They are amortized over a period ranging from one to five years starting from the operational starting date of the projects.

Software is capitalized at the production cost if used for internal purpose only. The subsequent expenses relating to the data processing system are capitalized if they increase future economic benefits of assets to which they relate and if this cost can be allocated to the asset reliably.

(c) Other intangible assets

The other intangible assets (rights acquired for the use of patents, licenses, brands, etc.) acquired from third parties as well as acquired IT software are recorded at their purchase price plus all associated costs relating to their acquisition and set-up.

All other costs, including those relating to the development of intangible assets internally produced (brands, customer files, etc.), are recorded as expenses of the period when they are incurred.

Intangible assets with indefinite useful lives are not amortized. The intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value is written down in the case of an impairment loss.

Tangible assets

Tangible assets are valued at historical cost, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery.

The assets from finance leases are capitalized at the lower of the discounted value of future payments and the market value. They are amortized using the straight-line method over the lesser of the estimated useful life of the asset or over the duration of the lease. The amortization costs related to the assets acquired through these contracts are included within the amortization allowances.

Amortization of the tangible and intangible assets

Goodwill, intangible assets having an indefinite useful life and ongoing research and development projects are tested annually for impairment as well as when circumstances indicate that they might be impaired.

The tangible and intangible assets having a definite useful life are tested for impairment only if events or circumstances indicate that they might be impaired. The value of the assets essentially depends on significant changes in the operational environment of the assets or from a lower than expected economic performance of the assets.

The impairment test consists of comparing the net present value of the asset with the recoverable value. The recoverable value of the asset is the higher of its fair value less costs to sell and its value in use. The recoverable value of an asset is individually assessed, unless the asset does not generate any cash inflows independent of those from other assets or groups of assets. In this case, as for goodwill, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs.

For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Group directors. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, representing the time value of money and the specific risks of the assets.

The fair value less costs to sell corresponds to the value that could be obtained from the sale of the asset (or the unit), in an arm’s-length transaction between knowledgeable and willing parties, less the transaction costs.

Impairment loss is recognized in the operating result. Impairment of goodwill can never be reversed.

Inventories

Inventories are valued at cost or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect costs of production, and excludes the general administration costs.

The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory.

When the net realizable value of inventories in the normal course of the business is lower than its carrying value, the inventory is written down by the difference.

Financial instruments

The Group has elected to apply IAS 32 and IAS 39 from January 1, 2005. As of that date, the trading financial assets and liabilities will be recorded at their fair value, plus the transaction costs that are directly attributable to their acquisition.

Thomson Group

In compliance with IAS 39, the financial assets and liabilities are to be classified under one of the following categories:

(a) Available-for-sale financial assets

This category of assets will consist of the financial assets currently classified as either other investments, other financial assets or marketable securities.

The changes in fair value will be recognized in shareholders’ equity until their disposal or the recognition of an impairment loss in the income statement.

(b) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity: bonds, and debtors. These investments are measured at amortized cost using the effective interest method.

(c) Transaction assets (for trading)

The standard defines this category as investments held for trading. Subsequent changes in the fair value are recognized in the profit and loss.

(d) Third party loans and receivables

This category consists of receivables from controlled entities and trade receivables. These receivables are measured at amortized cost using the effective interest method.

(e) Financial liabilities

Financial liabilities are composed of borrowings and other financial debts, which are initially measured at fair value net of transaction costs. Then they are adjusted to amortized cost using the effective interest method.

(f) Financial liabilities – hybrid/compound instruments

These liabilities consist of an equity component (option to exchange/convert into Thomson’s shares), which grants an option to the holder of the instrument to convert it into an equity instrument of the issuer. These liabilities (bonds convertible into new or existing shares) are accounted for in financial debts in the Group’s accounts under French GAAP. According to IAS 32, these specific liabilities, including issuing costs directly attributable to the borrowing, shall be accounted for separately as a liability and an equity component in the Group’s shareholders’ equity.

The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

(g) Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they shall be measured at the fair value of the amount to be received or paid.

This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

(h) Derivatives

The Group uses derivatives as hedging instruments for hedges of foreign currency risks and changes in interest rates. These instruments include agreements of interest rate swap agreements, foreign currency, options and foreign currency forward contracts. They shall be accounted for in accordance with hedge accounting.

(i) Derivatives not designated as hedging instruments

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the income statement. The draft of the amendment to IAS 39 regarding the use of the fair value option has not yet been officially adopted by the European Union.

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The loss or gain on disposal of these shares is recorded in shareholders’ equity and not in the income statement.

Deferred taxes

Deferred taxes result from temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts. They are accounted for using the balance sheet liability method.

Deferred taxes for all temporary differences are calculated for each taxable entity using the balance sheet liability method.

All deferred tax liabilities are recorded:

  for all taxable temporary differences except when the deferred tax liability results from the depreciation of goodwill not deductible for tax purposes or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss; and
  for taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except when the Group is able to control the timing of the reversal of the temporary differences and when it is likely that this temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recorded for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extend that it is likely that future taxable income will be available against which these temporary differences can be utilized, except when the related deferred tax asset results from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss.

The carrying value of the deferred tax assets is reviewed at each balance sheet date and reduced when it is not likely that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are valued using the tax rate that is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Thomson Group

Deferred taxes are classified as non-current assets and liabilities.

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyses like (i) the existence of a bargain price option in the agreement, (ii) the fact that the lease term is for the major part of the economic life of the asset, or (iii) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets accounted for as finance leases are capitalized and a financial liability is accounted for by the lessee.

These assets are amortized over the shorter of their useful life and the lease term.

Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight-line basis over the lease term.

Employee benefits

The Group operates different pension schemes for some employees. Pension plans, retirement indemnities and other commitments which are defined benefits schemes (i.e., where the Group commits itself to guarantee a certain level benefits) are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

The method used for determining employee benefits is based on the Projected Unit Credit Method. The discounted value of the Group benefit obligations is determined by attributing the benefits to employee services in accordance with the benefit formula of each plan. The provisions for these benefits are determined annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Contributions paid related to pension plans which are defined contribution plans (plans under which the Group does not have any other obligations than those contributions) are recorded as expenses in the period to which they relate.

(a) Actuarial gains and losses

Net cumulative gains and losses that are lower than the greater of either 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan assets at the beginning of the period are not recognized. Net cumulative actuarial gains and losses outside the 10% corridor are recognized in the income statement over the expected average remaining working lives of the employees.

(b) Other long-term benefits

The obligations related to the other long-term benefits of the jubilee award are also based on actuarial assumptions.

Share-based payment

As required by IFRS 2 “Share-based Payment”, the service received from the employees for the grant of the stock options consists of an additional compensation to the employee. It is accounted for as an employee expense and is charged to the income statement over the vesting periods of the plans (usually 3 to 4 years).

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model and take into account the number of options expected to be vested annually. The expense will be therefore recorded over the vesting period.

Reserves

Reserves are recorded at the balance sheet date when the Group has a legal or constructive obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The recorded reserve represents the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Where the effect of the time value of money is material, the recorded amount of a provision should be the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money and the risks specific to the liabilities.

Increases in provisions resulting from the discounting and recorded to reflect the passage of time are recognized as borrowing costs in the income statement.

Reserves for restructuring: Reserves for restructuring costs are recognized whenever the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

  the existence of a detailed and finalized plan of the sites concerned, their location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and
  the announcement of this plan to the employees concerned.

The restructuring reserve only includes the expenses directly linked to the plan and which do not relate to the Group’s continuing activities.

Revenues

Revenue is measured at the fair value of the amount received or receivable, taking into account the amount of any trade discounts or volume rebates allowed by the entity.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

(b) Services agreements

The Group signs contracts for a 1 to 5 year period through its Technicolor subsidiary, which provide an exclusive right on the client’s geographical area. They include provisions that establish pricing terms for services and volumes to be provided and other terms. For these agreements, the Group paid advances to the clients which are accounted for as “contract advances” and are amortized with a corresponding reduction of revenue according to the quantities produced or films processed.

Thomson Group

(c) Royalties

Revenue from licenses is recognized based on a formal agreement with the licensee and is accounted for in accordance with the terms of the agreement.

Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelve-month period ended December 31, 2004

Description of the main IFRS adjustments

The differences identified between the 2004 statements under French GAAP and IFRS are presented below, detailing the net opening equity reconciliation and the net result reconciliation for the twelve-month period ended December 31, 2004.

Business combinations

As mentioned above, the Group elected to apply the IFRS 1 exemption, which allows not to restate business combinations that have occurred prior to January 1, 2004. All business combinations made after this date have been restated in accordance with IFRS 3 using the purchase accounting method.

(a) Customer relationships

Under French GAAP, market share acquired through business combination is capitalized separately from goodwill and not amortized.

Under IFRS, market share corresponds to “customer relationships”, and is classified as intangible assets that meet the criteria defined by IAS 38. Acquired market share is amortized over the expected useful life. This accounting treatment is the same as that applied under U.S. GAAP (as presented in the U.S. GAAP reconciliation at Note 31(g) to our consolidated financial statements). Customer relationships are amortized over useful lives ranging from 16 to 40 years.

Accumulated amortization costs of customer relationships had a negative impact of €58 million on the opening net equity. The €23 million amortization expense for 2004 was calculated on a €393 million gross amount of intangible assets.

(b) Restructuring costs

Under French GAAP, restructuring costs of a business combination are recorded as part of allocating the cost of the combination when the restructuring plans have been clearly defined and if they have been announced and finalized before the end of the period subsequent to the period when the combination occurred.

In compliance with IFRS 3, a reserve related to the costs of the closures of plants and sites is recorded as a liability for the acquiree as part of allocating the cost of the combination, if and only if the restructuring plan meets the criteria defined by IAS 37 at the acquisition date.

Consequently, restructuring plans of the acquirees, which were accounted for as part of allocating the cost of the combination under French GAAP but were not announced at the acquisition date, have been recognized as an expense under IFRS. Accordingly, in 2004, €29 million of restructuring costs have been expensed under IFRS (of which €17 million relates to the Displays activity, with the remainder relating to the content services businesses operating under the Technicolor brand). This adjustment has been accounted for against goodwill arising on these acquisitions. The €7 million of related French tax effect, calculated on these reserves, has been reversed (as presented on “Tax effect on IFRS adjustments” line in the reconciliation table below).

(c) Goodwill

Under French GAAP, goodwill was amortized on a straight-line basis over its estimated useful life (ranging from 5 to 20 years), based on the estimates.

In compliance with IFRS 3, goodwill is not amortized but is tested annually for impairment and when impairment indicators are present.

As the Group elected to apply the IFRS 1 exemption, which allows the Group to elect not to restate business combinations that have occurred prior to January 1, 2004 and not to change their initial recognition, the net carrying value of goodwill regarding these acquisitions and accounted for under French GAAP corresponds to the new gross value under IFRS.

In compliance with IFRS 3, the total goodwill amortization expense in 2004 adjusted under IFRS amounts to €100 million (favorable impact on the net income). This amount does not include the €30 million goodwill impairment related to TTE (€18 million), Zhao Wei (€7million) and Screenvision (€5 million). Under IFRS, the impairment remains an expense in the 2004 income statement.

Consolidation scope

Under IFRS, according to SIC 12 interpretation, special purpose entities (SPEs) that are controlled in substance are consolidated even if the Group has no share in their capital. Under French GAAP, these SPEs were not consolidated as of December 31, 2003 if the Group had no share in their capital. As of January 1, 2004, the consolidation of these entities became mandatory under French GAAP in accordance with the CRC 04-03 Regulation subsequent to the issuance of Article 133 on French law on Financial Security issued on August 1, 2003. Due to the change in French laws, there are no more adjustments to be made as of December 31, 2004.

As of December 31, 2003, the Group had two special purpose entities, whose aim was to implement two synthetic leases for Thomson Display Mexicana S.A. de C.V. and for Thomson Multimedia Polska Sp.zo.o (Poland) as described under Note 24(b) to our consolidated financial statements.

Under IFRS, these entities have been consolidated for the first time as of January 1, 2004. The impact of this consolidation generated an adjustment of €193 million of fixed assets, €321 million of financial long-term debt and €85 million of reversal of deferred income. The opening shareholders’ equity has been unfavorably impacted by €43 million.

Translation of foreign subsidiaries accounts

In compliance with IFRS 1 (see above at “—Description of the options in connection with the first time adoption of IFRS—Translation of foreign difference”), the Group elected to apply the exemption, which allows to recognize cumulative translation differences relating to foreign subsidiaries into retained earnings as of January 1, 2004. These cumulative translation differences amounted to a €612 million loss as of January 1, 2004 and have been charged to the opening retained earnings. All cumulative translation differences for all foreign operations have been deemed to be zero at the IFRS transition date. This IFRS adjustment has no impact on the consolidated shareholders’ equity as of January 1, 2004. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation differences prior to January 1, 2004.

TTE transaction

The Group and TCL combined their respective TV assets in a new company, TTE, in which the Group holds a 33% interest and TCL holds a 67% interest. The accounting principle regarding the recognition of a capital gain on the share of the TV activity actually sold to TTE has no impact under

Thomson Group

IFRS. As under French GAAP, no capital gain has been recognized on the share of the activity indirectly owned by the Group.

(a) Transaction costs

In 2003, the Group engaged the services of outside consultants in connection with several potential third party transactions, including principally the contribution of the manufacturing assets of its TV activity into TTE, a joint entity in which it would have a minority interest.

Since the TTE transaction was not yet finalized, at December 31, 2003, external consulting costs incurred in connection with TTE amounting to €9 million were deferred under French GAAP.

At December 31, 2004, €23 million of total outside costs incurred on this transaction were allocated as follows:

  €11.5 million (before tax effect) of which €7.6 million recognized as part of allocating the costs of the combination, and €3.9 million recognized as deferred tax liabilities; and
  €11.5 million related to the disposal of the Group’s TV activity and was charged against the capital gain arising from the transaction.

Under IFRS, as no transactions were completed at 2003 year-end, the €9 million cost was expensed against the opening net equity. The €14 million incurred in 2004 was allocated as follows:

  €6.9 million was recognized as part of allocating the costs of the combination, generating a difference of €0.6 million compared with French GAAP. These acquisition costs have been recognized before tax effect.
  €6.9 million has been charged against capital gain, generating a €4.6 million difference on capital gain between French GAAP and IFRS.

The favorable impact disclosed in the income statement includes the reversal of the €3.9 million deferred tax (disclosed under the line “Tax effect on IFRS adjustments” in the reconciliation table) and the €4.6 million related to the capital gain adjustment.

(b) Valuation of transferred assets at fair value

As mentioned above at “—Description of the options in connection with the first time adoption of IFRS—Valuation of assets at fair value”, the IFRS 1 application related to the valuation of the tangible assets of TV activities that were sold to TCL in July 2004. This valuation had a negative impact of €17 million on the opening net equity, which corresponds to the difference between €128 million asset carrying value and €111 million fair value. The valuation of the assets at fair value as of January 1, 2004 led to the reversal of a €2 million depreciation in the IFRS consolidated financial statements.

(c) Capital gain on transfer of the Television activities

The option elected to measure these assets at fair value generated a reduction of the net consolidated value of the transferred activity, and consequently increased the capital gain related to this transaction by €11 million under IFRS.

Revenue recognition

(a) Revenue recognition on licensing activities

Revenue from the Group’s licensing and patents business activities results from licensing agreements for the non-exclusive use of patents developed or acquired by the Group.

Under French GAAP, revenue is recognized as income in the related period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to the date the current year accounts were approved.

According to IAS 18, under IFRS (as for U.S. GAAP, refer to Note 31(t) to our consolidated financial statements), such revenue is recognized when it is received or earned based upon a formal agreement signed between the parties.

Accordingly, the impact on IFRS opening net equity is a negative effect of €27 million. In 2004, the impact on the IFRS net result is a positive effect of €24 million, including the reversal of the previous €27 million (positive impact) and €3 million (negative impact) related to revenues accounted for in 2004 under French GAAP but deferred to 2005 under IFRS.

(b) Rebates and price reductions received

Under French GAAP, some rebates received from suppliers were recorded as a deduction of cost of sales for the related period.

Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. This was accounted for in the 2004 IFRS income statement as a negative impact for an amount of €4 million.

Research and development costs

Like under French GAAP, under IFRS, research and development expenses relating to internal projects are expenses as incurred.

Under French GAAP, the Group’s policy is to expense development costs (except software) as they are incurred. Under IFRS these costs should be capitalized when they meet criteria defined under IAS 38. The retroactive application of IAS 38 led to the recognition of an asset corresponding to the net book value of the intangible asset had the IAS 38 ever been applied.

This IFRS adjustment has a positive impact of €16 million on opening retained earnings as of January 1, 2004. In 2004, the €14 million of net development costs were capitalized in compliance with IAS 38, thus positively impacted the 2004 income statement.

Employee benefits

The Group elected to apply the IFRS 1 exemption relating to the recognition of cumulative actuarial gains and losses in the opening balance sheet (see above at “—Description of the options in connection with the first time adoption of IFRS—Employee benefits”).

The valuation and accounting method regarding pension and retirement benefits, as described in notes 1 and 17 to our consolidated financial statements, are closely related to U.S. GAAP. The main differences are as follows:

  the prior service costs resulting from plan amendments or new plan creation and related to vested rights are spread over the average remaining working lives of employees participating in the plans under French GAAP. Under IFRS, this cost is directly accounted for as an expense. The prior service costs related to non vested rights are amortized under both accounting standards;
  the valuation method of some early retirement benefits differs under IFRS;

Thomson Group

  some retirement benefits obligation valued as of September 30 under French GAAP have been remeasured as of December 31, under IFRS;
  the impact of the U.S. Medicare Modernization Act passed in December 2003 related to post-retirement medical plans for employees in the U.S. was accounted for in the IFRS balance sheet assets as a reimbursement right. Under French GAAP, this impact has been taken into account for 2004 and recognition has been deferred; and
  the accounting method for the curtailments and amendments to benefits plans differs under IFRS.

As of January 1, 2004, the effect of IFRS adoption on opening shareholders’ equity in relation to employee benefits was a negative impact of €150 million. This impact was mainly due to the following:

  In accordance with the IFRS 1 optional exemption, actuarial losses as of January 1, 2004 (€248 million) were recorded in shareholders’ equity.
  a positive effect on opening shareholders’ equity of €81 million has been recognized on January 1, 2004 relating to unrecognized prior service costs resulting from changes in medical retiree plans for employees in the U.S. announced prior to January 1, 2004. These amounts were deferred under French GAAP.
  under IFRS, a positive effect of €43 million on opening shareholders’ equity has been recognized as a result of the U.S. Medicare Modernization Act as of January 1, 2004.
  the other adjustments result in a negative effect of €26 million on the opening shareholders’ equity mainly due to valuation method differences and to the change of the measurement date for some plans.

The IFRS impact on the 2004 income statement in relation to employee benefits is a negative effect of € 25 million. This impact is mainly due to the following:

  A €40 million negative adjustment on curtailment gain relating to the closure of Marion and Circleville plants was recognized as opposed to French GAAP. This impact was already booked under IFRS in the 2004 opening balance sheet.
  As a consequence of the IFRS 1 option, the pension costs recognized in 2004 under IFRS no longer includes the amortization of actuarial losses existing as of January 1, 2004. A positive effect of €10 million was recorded in the 2004 income statement.
  A positive effect of €9 million is due to valuation method differences, principally related to early retirement plans.

  Share-based payment

For the opening balance sheet as of January 1, 2004, the Group elected to apply the IFRS 1 exemption relating to the retroactive application of the rules related to equity instruments granted to employees. As a result of this exemption, only equity instruments granted after November 7, 2002 and not yet vested as of December 31, 2004 have been adjusted.

The equity instruments which have been adjusted under IFRS 2 in compliance to IFRS 1 are as follows:

  Bons d’Achat et de Souscription d’Actions (“BASA”) for the Group’s employees that were entirely vested prior to December 31, 2004;
  Thomson shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004; and

  Stock options granted in 2004 as a replacement of stock option rights granted prior to November7, 2002.

In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are recorded as an expense in the income statement. The expense corresponds to the stock option’s fair value recognized in the income statement over the vesting periods of the rights related to these plans (generally 3 to 4 years). The stock option fair value is determined using the Black-Scholes model, taking into account an annual review of the options effectively vested and the number of options expected to be exercisable.

Under French GAAP, unlike under IFRS, the fair value of the service of the employees is not recognized as an expense.

There are no adjustments recorded to the opening balance sheet.

The impact of IFRS 2 application on this year’s income statement regarding the plans not covered by the aforementioned exemptions was a €3 million expense.

Deferred tax

(a) Deferred tax on consolidated entities

In compliance with IAS 12, the Group accounts for deferred tax assets related to investments in subsidiaries, associates and interests in joint venture, except when the Group is able to control the timing of the reversal of the temporary differences and when the taxable income is not considered sufficient for these temporary differences to be utilized.

A €3 million deferred tax asset was recognized in the opening shareholders’ equity, only to the extent that the Group is not able to control the distribution of future profits in some entities (essentially the Screenvision Group).

In 2004, an additional €2 million net deferred tax asset was recorded as deferred tax income.

(b) Deferred tax on entities with different operational currency to the Group’s local currency

Under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency.

Consequently, net deferred tax liabilities amounting to €6 million was recognized in the 2004 opening shareholders’ equity.

In 2004, an additional €4 million net deferred tax liability has been recognized in the Group’s deferred tax expense.

The combined effect of the adjustments described in the above sections (a) and (b) is a €3 million reduction of the opening shareholders’ equity and a €2 million reduction of the 2004 net income.

(c) Deferred tax on IFRS adjustments

The net deferred tax effect, based on IFRS adjustments, amounts to €14 million of deferred tax liability recognized in the opening shareholders’ equity as of January 1, 2004 and €9 million deferred tax income recognized in the 2004 income statement.

Thomson Group

French GAAP / IFRS net equity reconciliation as of January 1, 2004 and December 31, 2004 and net income reconciliation for the twelve-month period ended December 31, 2004 (except for IAS 32 and IAS 39)

	January 1,	Net result	Other	Translation	December
	2004	for the year		differences	31, 2004

Shareholders' equity under French GAAP	3,583	(636)	(171)	(106)	2,670
Customer relationships	(58)	(23)		6	(75)
Restructuring costs for business combinations		(29)		2	(27)
Goodwill amortization		100		7	107
Consolidation scope - Special purpose entities	(43)		43
Transaction costs - TTE transaction	(9)	4			(5)
Fair value of property, plant and equipment	(17)	2			(15)
Capital gain on transferred assets		11			11
Revenue recognition - Patent licensing	(27)	24			(3)
Rebates received		(4)			(4)
Capitalization of development costs, net	16	14			30
Employee benefits	(150)	(25)		8	(167)
Share-based payment		(3)	3
Other IFRS adjustments	5	(5)		(1)	(1)

Total IFRS adjustments before tax	(283)	66	46	22	(149)

Tax effect from IAS 12 except on IFRS adjustments	(3)	(2)			(5)
Tax effect on IFRS adjustment	(14)	9			(5)

Shareholders' equity under IFRS	3,283	(563)	(125)	(84)	2,511

The above reconciliation does not take into account the adjustments on minority interests, which the Group considers as immaterial. The amounts presented under “Other IFRS adjustments” are individually considered by the Group as not significant by the Group (under €3 million).

IFRS Impact on Cash-flow Statement

The IFRS cash flow statement is affected by changes related to the accounting treatment and classification of several cash flows resulting from the operating, investing and financing activities.

The cash and cash equivalents as determined under French GAAP are not subject to changes under IFRS.

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

Despite the new accounting standard on restructuring activities (SFAS 146 – “Accounting for Costs associated with Exit or Disposal Activities”), differences in the recognition of restructuring accruals have been reduced since the implementation of the new French rule on liability recognition (Regulation No. 2000-06 of the French Committee on Accounting Regulations applied since January 1, 2002). However, with respect to termination costs, U.S. GAAP remains more stringent than French GAAP since the former provide additional criteria in comparison with French GAAP to recognize a liability. As such, SFAS 146 requires that the communication of the benefit arrangement includes sufficient details to enable employees to determine the type and amount of benefits they will receive if they are terminated. In the case the termination benefits are provided by way of contract or by law, U.S. GAAP (FAS 112 – “Employers’ Accounting for Postemployment Benefits”) requires to accrue for such costs when the liability is probable, whereas French GAAP requires the announcement of the restructuring plan. In addition, SFAS 146 requires that costs to terminate a contract be provided for at the date the third party is notified of such decision or at the cease-used date in the case of a lease agreement. By contrast, under French GAAP, the accrual is to be recorded at the announcement to vacate the facility. Also, SFAS 146 requires that accruals for cost to terminate a lease be reduced by estimated sub-lease rentals, whereas French GAAP requires the existence of a sub-lease contract to reduce such liability. Finally, SFAS 146 requires the recognition of a restructuring liability at its present value when the difference between the face value of a liability and its present value is material. As a result, the date upon which a restructuring liability is recognized under French GAAP do not always correspond to that of U.S. GAAP.

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

Thomson Group

The issuance by Thomson of bons de souscription d’actions (“BASA” or warrants) are considered under French GAAP as instruments of shareholders’ equity and, as such, do not affect the consolidated net income of the Group. Under U.S. GAAP, the BASA granted to employees is accounted for under APB 25 in the following manner: their intrinsic value is accounted for as an expense and shown as a separate reduction of shareholders’ equity. As the intrinsic value is nil, these instruments do not have an impact on the net income of the Group under US GAAP.

In connection with the transaction with TCL to create TTE, Thomson provided a call option to TCL for Thomson shares at a fixed price. Under French GAAP, Thomson recorded this right granted to TCL in consideration for the Group’s 33% interest in TTE with a corresponding reduction in shareholders’ equity of the Group. Under U.S. GAAP, Thomson recorded financial debt in consideration for the TTE shares it received. In connection with the shares granted to employees of TTE, French GAAP does not require Thomson to recognize the fair value of the benefit granted, and, as a result, the Group has not recorded a corresponding operational expense. However, U.S. GAAP requires that this benefit be recorded as an operational expense equal to the intrinsic value of these shares and reevaluated until the date the shares are acquired.

Our financial statements under U.S. GAAP are also affected by the classification as compensation gain or expense of the re-evaluation at fair market value of certain benefits granted by TSA, formerly our main shareholder, to our employees in connection with employee share offerings. These benefits principally consist in discounts on the offering price and in bonus shares.

In connection with the stock options issued by Thomson for the benefit of its employees, French GAAP does not require Thomson to recognize the fair value of the right granted, and, as a result, the Group has not recorded a corresponding operational expense. However, U.S. GAAP requires that this benefit be recorded as an operational expense equal to the intrinsic value of these securities. In addition, U.S. GAAP requires that the notes to the financial statements include the fair value of these benefits, as well as the effect that these benefits would have had on the consolidated income from operations if the fair value method had been applied.

The Group is currently evaluating the impacts of the following new U.S. accounting standards: (a) EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stocks”, (b) EITF 03-13 “Applying the Conditions of Paragraph 42 of SFAS 144 – Accounting for the Impairment or Disposal of Long-Lived Assets”, (c) EITF 04-08 “The Effect of Contingently Instruments on Diluted Earnings per Share”, (d) SFAS 123R “Share-based Payment – An Amendment of Statement 123”, (e) SFAS 151 “Inventory Costs, an Amendment of ARB 43, Chapter 4” and (f) SFAS 153 “Exchange of Non-Monetary Assets”.

For more detailed information regarding the foregoing differences between French GAAP and U.S. GAAP, as well as certain additional differences between French GAAP and U.S. GAAP as it applies to Thomson (including regarding pensions and termination benefits, stay bonus, and reversal of deferred tax valuation allowance), please refer to Note 31 and 32 to our consolidated financial statements.

Results of Operations for 2004 and 2003

Evolution of division structure

In 2004, as in 2003, our activities were organized and reported on according to four operating divisions: Content & Networks, Components, Consumer Products and Licensing. For a summary of these divisions and our subsequent reorganization thereof, see Item 4: “Information on the Company—Our Organization—Transformation to Implement Our Strategy.” For information of our 2004 net sales and operating income presented according to our new organization effective January 1, 2005, please refer to Thomson’s Form 6-K, as submitted to the SEC on March 3, 2005.

Changes in scope of consolidation

  In accordance with the new regulation Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, Thomson fully consolidated two special purpose entities (“SPEs”) starting on January 1, 2004. One of the SPEs was established in 2000 in connection with a synthetic lease transaction for Thomson Display Mexicana S.A. de C.V. concerning a new television tube manufacturing facility located in Mexicali (Mexico), which was unwound in January 2005. The other SPE was established in 2001 in connection with a similar lease transaction for Thomson multimedia Polska sp.zo.o (Poland), which involved the transfer of legal title of its tube manufacturing equipment. On March 31, 2004, Thomson multimedia Polska sp.zo.o unwound the synthetic lease transaction by repaying the debt held via the SPE. Consequently, legal title of the equipment was transferred back to Thomson multimedia Polska sp.zo.o.
  On January 7, 2004, Thomson completed the acquisition of the tubes division of the Chinese company Xinyuan Highway Development (known as “Fortune”). We fully consolidated Fortune as of such date. Concurrently with this transaction, Thomson increased its ownership in Thomson Guangdong Display Co. Ltd. to 77%.
  On March 23, 2004, Thomson signed a definitive agreement to sell to the Taiwanese company, Foxconn, its optical pick-up manufacturing entity located in China within Thomson OKMCO Shenzen Co. Ltd. Thomson will continue its research, product development and selling activities in this business.
  On April 20, 2004, Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. We fully consolidated this company as of such date.
  On May 12, 2004, Thomson acquired Command post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. We fully consolidated this company as of such date.
  On May 15, 2004, Thomson acquired the video division of ParkerVision, a pioneer of live television production automation systems. We fully consolidated this company as of such date.
  On June 11, 2004, Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. its 45% minority interest in Thomson Zhao Wei Multimedia Co., Ltd. (China). Thomson already held the other 55% and had joint control. This company then formed part of Thomson’s television business contributed to TTE as of July 31, 2004.
  On June 16, 2004, Thomson acquired from Alcatel its 25% minority interest in Nextream S.A. Thomson already held the other 75%, together with the management control. Nextream which was fully consolidated is now 100% held by the Group.
  On June 18, 2004, Thomson acquired Madrid Film SL, also known as Madrid Film Group, the largest film and post-production operation in Spain. We fully consolidated this company as of such date.
  On June 24, 2004, Thomson acquired the set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of DIRECTV Group) and signed an agreement for the long-term development and supply of digital satellite set-top boxes (STBs). We fully consolidated this activity as of that date.
  On June 25, 2004, in order to complete the agreements signed in 2003 concerning Canal Plus Technologies and the sale of the MediaGuard™ business to Kudelski, Thomson sold to Kudelski 50% of its shares in Canal Plus Technologies to form a joint venture in the field of the conditional access systems patents, which is consolidated under the pro rata method as of such date.
  On July 19, 2004, Thomson acquired Gyration, a Silicon Valley technology company that has developed a line of next-generation user-interface (UI) devices using proprietary technology based

Thomson Group

on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). We fully consolidated this company as of such date.

  On July 31, 2004, Thomson and TCL combined their respective television assets in a new company, TTE Corporation (TTE), of which Thomson holds 33% and TCL 67%. Thomson contributed substantially all of its television assets mainly located in Mexico, Poland and Thailand as well as its R&D centres located in the U.S., Germany and Singapore. Thomson licenses certain intellectual properties (trademarks and patents) to TTE, and currently TTE exclusively uses Thomson services for the distribution of television sets in Europe and in the U.S., with Thomson acting as the sales and marketing agent. Thomson has neither control nor joint control of TTE and consolidates TTE under the equity method from August 1, 2004. The television activity before July 31, 2004 is presented under the full consolidation method. Thomson accounted for the contribution to TTE of its television business as a disposal and recorded its 33% interest in TTE as an acquisition.
  On September 22, 2004, Thomson sold its 19.9% interest in Total Technology Company Limited. Prior to such date, this company was consolidated under the equity method.
  On October 27, 2004, Thomson acquired 77.61% in Corinthian Television Facilities Limited (UK) Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission play-out to major international broadcasters through long term contracts. We fully consolidated this company as of such date.
  On November 4, 2004, Thomson acquired a 50% interest in Beijing Nokia CITIC Digital Technology Co Ltd. This company is mainly engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services via satellite, cable, terrestrial and telecom networks and related products and systems for digital Internet services. The company is consolidated under the proportional consolidation method from that date.
  On November 18, 2004, Thomson acquired EADS DCS (Defense and Communication Systems) Video Over Internet Protocol (IP) activity, specialised in the integration of video over IP systems, which enables seamless access to voice, data and video content. This activity is fully consolidated from that date.
  On December 9, 2004, Thomson acquired The Moving Picture Company (“MPC”). MPC is a London (UK) provider of visual effects and post-production services to both the motion picture and commercial advertising industries. We fully consolidated this company as of such date.
  On December 10, 2004, Thomson sold its 36% interest in KeyMRO. The company, which had been consolidated on a proportional basis, was no longer consolidated as of such date.
  On December 31, 2004, Thomson sold Thomson Servicios Corporativos S.A de C.V, a set-top box manufacturing company in Mexico, to Elcoteq. Prior to December 31, 2004, the activity was fully consolidated.

Please refer to Notes 23 and 8 to our consolidated financial statements, which present the cash impact of the acquisitions and disposals of our investments and the goodwill from our acquisitions.

Notification of threshold crossing in the share capital of French companies

Under article L.223-6 of the Code de Commerce, we disclosed that in 2004:

  In September 2004, Thomson acquired an interest of 10% in the share capital of Nextamp;
  On January 29, 2004, Thomson acquired 3.19% of the share capital of Nagra Thomson Licensing (formerly Canal+ Technologies) from Sony Venture Capital Europe. On March 19, 2004, Thomson acquired 1.37% of the share capital of the same company from Sun Microsystems, increasing its interest in the company to 100% of its share capital. On June 25, 2004, Thomson sold 50% of Nagra Thomson Licensing to the Kudelski group; and

  On June 16, 2004, the Group, which was a 75% shareholder of Nextstream S.A., acquired the remaining 25% from Alcatel. Thomson previously held operational control of the company. Nextream is currently 100% held by the Group.

Changes in accounting principles

1. Treatment of SPEs

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière, or “LSF”) issued on August 1, 2003, modified article L233-16 of the French Commercial Code, which did not permit the consolidation of a company unless at least one share was owned. According to this new Article 133 and disregarding the number of shares held, fully controlled special purpose entities (“SPEs”), are consolidated as of January 1, 2004, applying a retroactive method. The law did not allow an early application. Thomson has two such SPEs, one put in place in 2000 and the other in 2001, which are affected by the application of this new article in 2004. These SPEs have been consolidated retroactively as of December 31, 2003, increasing the net tangible fixed assets by €193 million, financial debt by €321 million and decreasing deferred income by €85 million and with the net impact booked to equity for €(43) million. We unwound the Mexicali synthetic lease in January 2005, while Thomson multimedia Polska sp.zo.o unwound its synthetic lease transaction on March 31, 2004.

Following the consolidation of these SPEs, as of December 31, 2004, the Group no longer reports off-balance sheet future payments related to synthetic leases.

2. Income Statement Presentation

Thomson has elected to modify its income statement presentation, as permitted by regulation 99-02, to take into account upcoming changes to the presentation format of the income statement to take place over the next two years under IFRS. Thomson also believes that such a change provides more useful information to the users of its financial statements. Prior periods have been restated with the new classification and sub-total captions, however there is no change to previously reported income statement amounts.

Analysis of Net Sales

In 2004, consolidated net sales amounted to €7,994 million, compared with €8,459 million in 2003, a decrease of 5.5%, resulting primarily from negative effects of exchange rate fluctuations and the deconsolidation of our television business with the creation of TTE as of August 1, 2004, offset in part by strong sales growth recorded by our Content and Networks businesses. At constant 2003 exchange rates, consolidated net sales remained relatively stable recording a 0.5% decrease compared to 2003. At a constant scope of consolidation (2003 perimeter but without adjustment for currency movements), consolidated net sales grew by 0.6%. On both a constant scope of consolidation and constant 2003 exchange rate basis, consolidated net sales of the Group increased by 6% in 2004.

Content and Networks

Consolidated net sales for the Content and Networks division totaled €4,073 million in 2004 compared with €3,714 million in 2003, representing an increase of 9.6%. This increase was recorded despite the negative impact of exchange rate variations of €208 million. Consolidated net sales of the Content and Networks division increased by 15.2% at constant 2003 exchange rates and by 8.6% at a constant scope of consolidation (2003 perimeter but without adjustment for currency movements).

Thomson Group

On both a constant scope of consolidation and constant exchange rate basis, consolidated net sales of the Content and Networks division increased by 14% in 2004 compared to 2003 driven primarily by very strong revenue growth in Broadband Access Products, with more measured revenue growth in our Content Services and Broadcast & Media Solutions businesses. The effect of strong volume growth was partially offset by pricing pressure across many of our Content and Networks businesses.

In 2004, sales of our Content Services businesses were essentially unchanged compared to 2003 (5% growth at constant 2003 exchange rates), driven by increased volumes across our Content Services businesses. In Home Entertainment Services (DVD), the number of DVDs replicated in 2004 amounted to 1.3 billion in 2004, an increase of 31%, resulting primarily from a strong release schedule in 2004 of certain major customers. The number of VHS cassettes duplication continued to decline and decreased by 45% to 150 million units. Our Film Services business showed strong growth, increasing by 25% its volumes with approximately 5.3 billion feet of film reel processed, compared to 4.2 billion feet in 2003. This increase resulted primarily from an increased number of prints required for major releases, the contribution to revenue of our acquisition of Madrid Film and the full-year consolidation of Cinecolor Lab Company, Ltd, which we acquired in October 2003. The post-production services industry also experienced general growth in 2004.

In 2004, we continued to invest in the installation of new DVD replication lines (33 new lines in 2004). We also announced the building of the first studio-located digital intermediate facility to be located on the Sony Studios in California, which coupled with the expansion projects at our digital intermediate facilities in our London, Montreal, Toronto and New York sites, will substantially increase our capacity for the digital intermediate service offering. In addition, we expanded the offering and geographical presence of our Contents Services businesses with the acquisitions of Command Post in Canada, Madrid Film in Spain, The Moving Picture Company in the United Kingdom, and International Recording in Italy. In addition, as part of Thomson’s strategy to develop in broadcast play-out services, we acquired Corinthian Television in the United Kingdom.

Sales of our Broadcast & Media Solutions and Broadband Access Products businesses grew by approximately 26% (32% at constant 2003 exchange rates). As part of this growth, the increase of our Broadband & Media Solutions business was due primarily to growth in our volume market share in the production and post-production markets, as customers accelerated their migration to the High Definition (“HD”) format in 2004 in the United States, Europe and Asia and chose our HD products. Although market demand for play-out and satellite network products was slow in early 2004 as many customers were in the process of developing business plans for their transition to HD formats, it accelerated at the end of 2004 as those customers started to implement those plans. In 2004, we entered into several contracts to sell our HD equipment to such customers as FOX Network, HBS, DIRECTV, Universal Studios, Cinefilm and Digimax. We expect the growth of HD technology to remain a catalyst for 2005 spending in both play-out and satellite network products. We derive approximately a third of net sales from HD-based products across all our product lines, and we expect this proportion to increase in the coming years. 2004 was also marked by our acquisition of the video division of ParkerVision, which, although having a minimal effect on our total net sales, significantly increases our ability to expand our digital news productions and professional audio/video product offerings.

Our Broadband Access Products business grew strongly by selling 11.8 million decoders and cable modems worldwide in 2004, compared with 6.9 million units sold in 2003, with approximately 4.2 million within decoders shipped during the last quarter of 2004. This increase was primarily due to increased sales resulting from our 5-year agreement with DIRECTV, signed in May 2004, for the development and the supply of satellite decoders by Thomson to DIRECTV, establishing Thomson as the preferred decoder supplier to this network operator. While volume of sales of decoders grew substantially, sales grew at a lower rate due to lower sales prices. We also sold 6.4 million DSL modems in 2004, up from 3.2 million in 2003, although this increase in units sold was offset by the continued rapid decrease in prices for DSL modems.

Components

Consolidated net sales for the Components division increased by €95 million to €1,167 million in 2004 from €1,072 million in 2003, an increase of 9.0% (14.5% at constant 2003 exchange rates). The increase was due to the consolidation of Fortune, which contributed 2004 sales of €171 million with 4.9 million units sold, and the treatment as external (i.e., non-Group) sales of €192 million of sales starting August 1, 2004 to entities previously held by the Group (i.e., prior to their contribution to TTE). The increase was offset in part by the continued deterioration of the market for television manufacturing in the United States and Europe (both in volume and in value), with significant price and volume pressure from importers (whose market share increased relative to local manufacturers). The increase was also offset in part by a weak U.S. dollar and liquidations of inventory by certain U.S. competitors.

The Group’s activities in China were strong, recording volumes that more than tripled compared with 2003. Following the acquisition of Fortune, our production of tubes in China represents 42.3% of our worldwide production of tubes by volumes. This growth was offset by substantial price erosion in this market worldwide. For more information on our partnership strategy in our Displays activity, please see “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries” and “—Events Subsequent to December 31, 2004—Recent Developments Relating to Our Partnership Strategy for the Displays Activity.”

Consumer Products

Consolidated net sales for the Consumer Products division totaled €2,325 million in 2004 compared with €3,198 million in 2003, a decrease of 27.3%. At constant 2003 exchange rates, net sales decreased by 23.3% compared to 2003. At a constant scope of consolidation (net of the deconsolidation impact of the transfer of our television businesses to TTE starting August 1, 2004 and without adjustment for currency movements), net sales grew by 0.7% compared to 2003. On both a constant scope of consolidation and constant 2003 exchange rate basis, consolidated net sales grew by 6% in 2004. The “Mainstream” business contributed slightly more than 50% of the division’s 2004 revenues, while the “Essentials” business contributed the remainder of the division’s revenues.

The “Essentials” portfolio of products recorded decreased sales of 10.9% compared to 2003 (a decrease of 4.3% at constant 2003 exchange rates). This decrease was primarily due to weakness in the communications industry in the NAFTA region and to pricing pressure caused by increasing low-cost Chinese imports on the European market. These factors were offset in part by the good sales performance of the consumer accessories solutions business within our Essentials activity, due primarily to its increased product range and client base of the Recoton business acquired in 2003.

Our “Mainstream” consumer products recorded decreased sales of 36.6% compared to 2003 (a decrease of 34.1% at constant 2003 exchange rates), primarily due to the deconsolidation of our television businesses to TTE starting August 1, 2004. In the first seven months of 2004, prior to the closing of the Combination Agreement creating TTE on July 31, 2004, our television sales amounted to €845 million, compared to €834 million over the same period in 2003, representing an increase of 6%. This increase reflected primarily improved sales of Digital Light Processing (DLP) televisions in the NAFTA region and Liquid Crystal Display (LCD) televisions in Europe, resulting from increased market demand for flat screen products as prices for such products decline. Sales of our Home Audio/Video products decreased by 16.9% from 2003 (a decrease of 13.4% at constant 2003 exchange rates), due mainly to aggressive price competition in this market.

Following the transfer of our television business to TTE, we provided certain products (manufactured at our plant in Angers, France) and sales and marketing services (as sales agent) to TTE from August to December 2004, totaling €152 million.

Thomson Group

Licensing

Consolidated net sales for the Licensing division amounted to €404 million in 2004 compared with €462 in 2003, a decrease of 12.7%, primarily as a result of the negative impact of the evolution of the exchange rate of the U.S. dollar relative to the Euro, as most of our licensing sales are made in U.S. dollars, and to a lower amount of past-payment licenses compared to 2003, when we entered into certain important licensing contracts. At constant 2003 exchange rates, sales in 2004 decreased by 6% compared to 2003. Revenues related to digital-based programs represented approximately 70% of total revenues of the division, particularly MPEG2 and MP3, reflecting the growth of our digital licensing program in terms of the volumes of existing contracts and the number of new contracts finalized during the year. We also started new licensing programs in 2004 such as a program relating to digital TV, and the Group booked its first revenues from the commercialization of this digital TV program. In 2004, the “agnostic” licenses programs (compatible both with analog and digital technologies) recorded significant progress in renewal rates. In 2004, the Group continued to develop its licensing portfolio: the Group has 878 licensing contracts at year-end 2004, a 17% increase compared with year-end 2003.

Operating Income

Cost of sales amounted to €6,284 million in 2004, or 78.6% of net sales, a decrease of 3.9% compared with cost of net sales of €6,536 million in 2003, or 77.3% of net sales.

As a result, gross margin was €1,710 million in 2004, or 21.4% of net sales, compared with €1,923 million in 2003, or 22.7% of net sales.

Selling and marketing expenses amounted to €613 million, or 7.7% of net sales in 2004, compared with €728 million or 8.6% of net sales in 2003.

Administrative expenses amounted to €386 million, or 4.8% of net sales in 2004, compared with €393 million or 4.6% of net sales in 2003.

Research and development expenses net of external funding were €277 million in 2004, or 3.45% of net sales in 2004, compared with 3.5% in 2003. External funding is comprised principally of grants from national or European Union (EU) government agencies and is accounted for as income based on the stage of completion of the project and is directly deducted from research and development costs. Excluding government agency subsidies of €8 million in 2004 and €9 million in 2003, research and development expenses were €285 million in 2004, compared with €304 million in 2003. Out of the total spending on research and development in 2004, €50 million was allocated to core research areas.

As a result of the above factors, consolidated operating income reached €434 million in 2004, or 5.4% of net sales, a decrease of 14.6% compared with €508 million in 2003, or 6% of net sales. This decrease in operating income was primarily due to reduced operating income in our Licensing and to a lesser extent in our Content and Networks division, partially offset by reduced operating losses in our Consumer Products division.

Content and Networks

Operating income for the Content and Networks division amounted to €407 million in 2004 compared with €436 million in 2003, a decrease of 6.8%. The division’s profitability was negatively impacted by exchange rate variations of €18 million during the year.

The division’s 2004 operating margin was 10.0% compared with a 2003 operating margin of 11.7%. Operating margins during 2004 decreased largely as a result of a margin decline in our Content Services business, driven by sharp decline in VHS volumes, price declines in DVD and cost increases of raw materials, notably polycarbonate. This decrease was offset, however, in part by our continuing cost-control measures, continued shift of production to low-cost territories, economies of scale due to substantially increased DVD volumes, successful integration of current year and prior year acquisitions and consolidation of our VHS duplication facilities.

Within the division, the Content Services businesses maintained margins above 12%, while our activities in Broadband Access Products and Broadband & Media Solutions improved their operational margins compared to 2003, primarily as a result of increased sales and improved product mix, notably with telecommunications and cable operators.

Components

The Components division recorded an operating loss of €105 million compared with an operating loss of €101 million in 2003. This loss resulted from the substantial erosion of prices in the tubes market worldwide, offset in part by increased volumes sold, productivity gains in our Chinese operations and decreased costs of raw materials, which declined in parallel with market prices for tubes.

Consumer Products

The Consumer Products division recorded an operating loss of €64 million in 2004, compared with an operating loss of €124 million in 2003. This improvement is due primarily to reduced losses in our Mainstream businesses compared to 2003, mainly attributable to improved television sales in the first seven months of 2004 (prior to the transfer of this business to TTE as of August 1, 2004) and the deconsolidation of our television activity, offset in part by decreased operating income generated by the rest of the division.

Following the closing of the Combination Agreement creating TTE, our sales agent service billings were invoiced to TTE at cost in accordance with contractual arrangements.

Licensing

Operating income for the Licensing division amounted to €325 million in 2004 compared with €411 million in 2003, primarily as a result of lower revenue. The operating margin of the division reached 80.5% down from 88.8% in 2003, reflecting primarily a lower amount of past-payment licenses as well as increased investment in new licensing programs.

Operating income under U.S. GAAP

Under French GAAP, operating income was €434 million in 2004, or 5.4% of net sales, a decrease of €74 million, as compared to operating income of €508 million in 2003. Under U.S. GAAP, we recorded in 2004 operating income of €(180) million compared with operating income of €32 million in 2003.

  There are material differences between French GAAP and U.S. GAAP. The difference in operating income as reported under U.S. GAAP versus French GAAP in 2004 resulted mainly from reclassifications and restatements related to restructuring reserves, pension plans interest costs, certain intangible assets amortization and accruals for a number of provisions which have different classifications under French and U.S. GAAP.
  Reclassification and restatements due to differences in the criteria and the timing of recording restructuring provisions between U.S. GAAP and French GAAP represent €(763) million in 2004, compared with €(264) million in 2003.
  Reclassifications of pension plans interest costs related to shut-down activities, included in the financial result under French GAAP and classified as operating expenses under U.S. GAAP, amount to €(25) million in 2004, compared with €(24) million in 2003;

Thomson Group

  Excluding restructuring expenses and reclassifications of pension plan interests costs, reclassifications from “Other income (expense), net” under French GAAP to “Operating income (loss)” under U.S. GAAP amount to €200 million in 2004 and €86 million in 2003, including fixed asset write-offs for €(36) million in 2004 (€52 million in 2003). The positive €200 million impact on reclassification in operating income is mainly due to classification as discontinued operations of two operations in 2004 under U.S. GAAP, impacting positively the operating income in an amount of €280 million.
  Customer and supplier relationships having a finite useful-life are amortized under U.S. GAAP for an amount of €(34) million and €(27) million in 2003 and 2004, respectively, whereas they are not under French GAAP.

Please refer to Note 31 and 32 to our consolidated financial statements for a further discussion of the principal differences between French and U.S. GAAP.

Other Income and Expenses

Restructuring Costs

Restructuring costs represent €742 million in 2004 compared to €217 million in 2003. The non-cash impairment charge of €530 million related to our decision to seek a partnership for our Displays activity is substantially the largest element. In 2004, restructuring costs by segment consisted primarily of the following:

  Content and Networks: Restructuring programs include the consolidation and the rationalization of our VHS duplication facilities in the United States and Europe. Costs related to this plan amounted to €16 million. This plan was announced during the first half of 2004. Other restructuring costs relate to the downsizing of our Broadcast facilities (€3 million), a voluntary departure plan at one of our broadband facilities (€7 million), and to certain businesses acquired in 2002. The latter are expensed as incurred because they benefit the future activity of the Group (i.e., training, moving or integration costs).
  Components: In 2004, the Components division recorded €690 million restructuring costs, of which €129 million were recorded in the first half of 2004. The restructuring costs mainly related to:
    Thomson’s decision to actively seek for partnership in the Displays activity. As a consequence of this decision, the Group has reassessed the carrying value of all Displays’ business fixed assets, which has resulted in the recognition of a non-cash impairment charge of €530 million. For recent developments regarding our partnership strategy for the Displays activity, see “Events Subsequent to December 31, 2004—Recent Developments Relating to Our Partnership Strategy for the Displays Activity.”
    The closure of the tube plant in Marion, Indiana, and our television glass plant in Circleville, Ohio, resulting in €30 million of exit costs and €23 million of write-off of assets for the tube plant and in €36 million of exit costs and €56 million of write-off for the closure of the glass plant. The above-mentioned exit costs are net of employee benefits curtailment gains that are related to these two plant closures, and amount to €24 million. Certain closure costs of the tube plant have been charged to the acquisition costs of Fortune for an amount of €19 million.
    Certain restructuring plans to downsize our workforce in the tube business in Europe, Asia and America for an amount of €11 million.
    The downsizing of our facilities in the storage digital module business for a restructuring charge of €5 million.

  Consumer Products: Restructuring charges amounting to €12 million, relating to our plan to downsize our television manufacturing factory in Angers, France, downsizing measures within R&D operations in Germany, the closure of our sales unit in Morocco, as well as restructuring of our Juarez operations in Mexico and sales locations in the United Kingdom.
  Holdings: Reorganization of the holding segment is mainly related to the reorganization/ downsizing of our corporate headquarters in Indianapolis, Indiana, for which expenses charged to income during the period amount to €2 million. Other costs are related to ongoing expenses on the downsizing of certain research and development centers in France for €2 million and the re-organization of our Group headquarters in Boulogne, France for €4 million.

For more information on restructuring costs as they relate to our reorganization and restructuring programs, please refer to Note 18 to our consolidated financial statements.

Other income and expense, net

Other income and expense amounted to a net expense of €27 million in 2004, compared with €32 million in 2003. The principal components of “Other income (expense), net” in 2004 include costs of €25 million incidental to the restructuring of our Displays activities and exceptional assets depreciation of €14 million in the Content and Network division, relating to an indemnity paid in relation with the acquisition of the Panasonic Disc Services business in 2002. These and other expenses were offset in part by capital gains realized from the disposal of certain fixed assets and investments related to the creation of TTE and the sale of Thomson’s interest in the company, MUSICMATCH. For additional information on other income and expense, please refer to Notes 3 and 6 to our consolidated financial statements.

Financial Result

Net interest income/expense

Net interest charges reached €24 million in 2004, compared with net interest charges of €9 million in 2003. Net interest expense included primarily the interest on promissory notes issued to Carlton (now ITV) in connection with the acquisition of the Technicolor businesses, the interest on the convertible/exchangeable bonds issued in 2000, 2002 and 2004 and due respectively in 2006, 2008 and 2010. We also paid interest on a U.S. private placement issue starting in June 2003.

For more information on these convertible/exchangeable bonds and on the private placement, please refer to Note 20 to our consolidated financial statements. For more information on the promissory notes, please refer to Note 22 to our consolidated financial statements. The change in net interest charges during 2004 in comparison with 2003 is mainly due to a higher LIBOR (short-term U.S. dollar interest rates) and to a higher average net debt level.

Other financial expense

Other financial expenses totaled €55 million in 2004, compared to €70 million in 2003. Other financial expenses in 2004 include mainly pension plan interest costs in Germany and the United States related to discontinued activities and other interest on non-financial payables which includes the amortization of up-front bank fees related to debt issues and foreign exchange gains and losses. The reduction in 2004 compared to 2003 is mainly due to the improvement of the foreign exchange result. Please refer to Note 5 to our consolidated financial statements for additional information on other financial expense.

Thomson Group

Amortization of goodwill

Goodwill amortization totaled €130 million in 2004 compared with €76 million in 2003, notably due to additional goodwill amortization related to TTE. Going forward, as Thomson adopts IFRS accounting standards, goodwill will no longer be amortized.

Income Tax

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. (the parent company) files a worldwide consolidated tax return. This tax agreement has been retroactively applied as of January 1, 2001 and will expire on December 31, 2005 unless renewed.

The Group tax charge amounted to €88 million in 2004, compared with €63 million in 2003. The tax charge in 2004 resulted primarily from current taxes incurred in the United Kingdom, Mexico, Australia and the Netherlands, as well as withholding taxes on income earned by our Licensing division, which cannot be credited against taxes payable in France and the United States.

In 2004, the Group registered a net deferred tax liability of €4 million. This amount mainly reflects the partial recognition of accumulated losses in the United States to take into account the anticipated improvements in the result of U.S. fiscal consolidation resulting from the exit from loss-making activities such as the manufacturing of televisions through the creation of TTE and certain factories in our Components division. However, the Group reduced by €57 million its deferred tax asset following the French Finance Law for 2005 (Loi de Finance) of December 2004, which has reduced the future tax rate on licensing revenues as well as on capital gains, making Thomson’s long-term capital losses unusable as from January 1, 2006.

The effective tax rate, defined as the ratio of the tax charge to net income before tax, amortization of goodwill and minority interests, was 35.0% in 2003. In view of the negative net income in 2004, this ratio is not meaningful for this year.

For additional information, please refer to Note 7 to our consolidated financial statements.

Net Income

Income derived from minority interests amounted to €1 million in 2004 compared with a minority interest income of €8 million in 2003. The decrease of minority interest results primarily from the acquisition of the minority interest in ATLINKS (now Thomson Telecom) in early 2003 and in Nextream in 2004.

As a result of the factors discussed above, the Group recorded a net loss of €636 million in 2004, compared with net income of €26 million in 2003. Net income as a percentage of net sales was (8.0)% in 2004, compared with 0.3% in 2003.

Net loss per share was €2.32 in 2004, compared to net income per share of €0.09 in 2003.

Net income under U.S. GAAP

Under U.S. GAAP, we recorded net income of €(567) million in 2004, compared with €(46) million in 2003. The difference in net income under U.S. GAAP versus French GAAP in 2004 mainly relates to the reversal of goodwill amortization recorded under French GAAP. For more details see notes 31 and 32 to our consolidated financial statements.

Results of operations for 2003 and 2002

Evolution of division structure

In 2003, we organized and reported our activities according to four operating divisions: Content & Networks, Components, Consumer Products and Licensing. For a summary of these divisions and our subsequent reorganization thereof, see Item 4: “Information on the Company—Our Organization—Transformation to Implement Our Strategy.”

The operations of the former New Media Services division were absorbed in 2003 by the Consumer Products activities (principally guide-related activities) and Content and Networks activities (principally the screen-advertising activity). Figures for 2002 have been restated accordingly.

Changes in scope of consolidation

  Since January 1, 2003 the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, thirty entities have been included in the scope of consolidation, representing an external turnover of €14.6 million, operating income of €1.0 and total assets of €45.2 million.
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

  During December 2003, Thomson completed the sale of the MediaHighway™ business and the MediaGuard™ business. The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operating activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase (refer to Note 23 to our consolidated financial statements) and sale of the Canal+ Technologies business are in Note 6 to our consolidated financial statements. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were €90 million and €(2) million respectively for the eleven months of the year 2003.
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

Thomson Group

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
  On September 18, 2003, Thomson acquired from Qualcomm its 20% interest in the Technicolor Digital Cinema (TDC) joint venture, for a total amount of €23 million (of which €15 million was paid in cash in 2003). The Group now owns 100% of TDC, which is fully consolidated since that date (previously, TDC was consolidated using the pro rata method).
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
  Thomson increased its ownership in TAK SAS (Paris) from 81% to 100%.
  Thomson increased its (indirect) ownership in ATLINKS (now Thomson Telecom) from 50% to 100%.

Changes in accounting principles

No change in accounting principles occurred in 2003.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière, or “LSF”) issued on August 1, 2003, modified article L233-16 of the French Commercial Code, which did not permit the consolidation of a company unless at least one share was owned. According to this new Article 133 and disregarding the number of shares held, fully controlled special purpose entities (“SPEs”), are consolidated as of January 1, 2004, applying a retroactive method. The law did not allow an early application. Thomson has two such SPEs, one put in place in 2000 and the other in 2001, which are affected by the application of this new article in 2004. These SPEs have been consolidated retroactively as of December 31, 2003, increasing the net tangible fixed assets by €193 million, financial debt by €321 million and decreasing deferred income by €85 million and with the net impact booked to equity for €(43) million. We unwound the Mexicali synthetic lease in January 2005, while Thomson multimedia Polska sp.zo.o unwound its synthetic lease transaction on March 31, 2004.

Analysis of Net Sales

In 2003, consolidated net sales amounted to €8,459 million, compared with €10,187 million in 2002, a decrease of 17.0%. Consolidated net sales decreased by 6.5% at constant 2002 exchange rates and by 19.5% at a constant scope of consolidation (2002 perimeter but without adjustment for currency movements). On both a constant scope of consolidation and constant 2002 exchange rate basis, consolidated net sales of the Group decreased 9.6% in 2003. This figure reflects, on the one hand, the stable performance of the Content and Networks and Licensing activities and, on the other hand, a decrease in sales in the traditional businesses in the Consumer Products and Components divisions.

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

In 2003, our Content Services activity invested in the installation of new DVD duplication lines (48 new lines in 2003) and developed its production capacities in film and post-production activities by expanding its laboratory in Rome, Italy and opening a new post-production laboratory in New York.

Over the course of the year, Thomson pursued its strategy of targeted acquisitions in order to reinforce its services and geographical presence with the acquisitions of Pacifica Media Affiliates in the United States and Cinecolor in Thailand.

In 2003, sales generated from broadcasters and network operators decreased on average. Nevertheless, the growth of these businesses during the fourth quarter 2003 confirmed the positive trend observed starting in the third quarter 2003. The broadcast equipment and integrated solutions business benefited from an improved market environment, particularly at the end of 2003. Numerous contracts were signed with new customers such as NAB, France 3, Starhub, Visions and CNBC. In addition, the delivery of encoders to DIRECTV in the United States helped increase our volume of business with this major customer. With respect to the Broadband Access Products business, 6.9 million decoders and cable modems were sold worldwide in 2003, compared with 5.4 million units sold in 2002. The number of DSL modems sold also increased in 2003.

Thomson Group

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

Licensing

The Licensing division surpassed its second half and full-year objectives in 2003. Consolidated net sales for the Licensing division amounted to €462 million, an increase of 7.7% compared with 2002. At constant 2002 exchange rates, this growth attained 14.2%. Revenues related to digital-based programs represented 68% of total revenues of the division, reflecting the growth of our digital licensing program in terms of the volumes of existing contracts and the number of new contracts finalized during the year. In 2003, the Group continued to develop its licensing program: the Group has 750 licensing contracts at year end 2003, an 11% increase compared with year-end 2002.

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

Consumer Products

The Consumer Products division recorded an operating loss of €124 million in 2003 compared with an operating loss of €52 million in 2002. This loss is primarily due to the deterioration of sales in the United States. The “Essentials” business, which was profitable, represented 38% of the division’s sales.

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

Thomson Group

recorded in 2003 operating income of €32 million compared with operating income of €465 million in 2002.

There are material differences between French GAAP and U.S. GAAP. The difference in operating income as reported under U.S. GAAP versus French GAAP in 2003 resulted mainly from reclassifications and restatements related to restructuring reserves, pension plans interest costs, certain intangible assets amortization and accruals for a number of provisions which have different classifications under French and U.S. GAAP, including:

  Reclassification and restatements due to differences in the criteria and the timing of recording restructuring provisions between U.S. GAAP and French GAAP, which represent €264 million in 2003, compared with €140 million in 2002.
  Reclassifications of pension plans interest costs related to shut-down activities, included in the financial result under French GAAP and classified as operating expenses under U.S. GAAP, which amount to €24 million in 2003, compared with €26 million in 2002;
  Excluding restructuring expenses and reclassifications of pension plan interests costs, reclassifications from “Other income (expense), net” under French GAAP to “Operating income (loss)” under U.S. GAAP, which amount to €86 million in 2003 and €15 million in 2002, including fixed asset write-offs for €52 million in 2003 (€15 million in 2002).
  Customer and supplier relationships with a finite useful-life being amortized under U.S. GAAP for an amount of €22 and 34 million in 2002 and 2003, respectively, whereas they are not under French GAAP.

Please refer to Note 31 and 32 to our consolidated financial statements for a further discussion of the principal differences between French and U.S. GAAP.

Other Income and Expenses

Restructuring Costs

Restructuring costs amounted to €217 million in 2003, compared with €141 million in 2002. In 2003, restructuring costs consisted primarily of the following by segment:

  Content and Networks: Restructuring programs initiated in 2003 related to the integration of film and broadcast activities for an amount of €9 million, and other restructuring plans related to businesses acquired in 2001 and 2002, totaling €29 million in restructuring charges.
  Components: Restructuring charges of €100 million with respect to the reorganization of manufacturing capacities in the United States, Italy and Asia in response to market conditions.
  Consumer Products:
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
  Holdings: The reorganization of certain research facilities in France for an amount of €9 million and changes to the cost structure at corporate headquarters for €4 million.

For more information on restructuring costs as they relate to our reorganization and restructuring programs, please refer to Note 18 to our consolidated financial statements.

Other income and expense, net

Other income and expense amounted to a net expense of €32 million in 2003, compared with net income of €45 million in 2002. In 2003, this expense includes gains on the disposal of assets (mainly assets of Canal+ Technology), as well as related to the closure of production lines in the United States for €19 million and an additional €4 million related to retirement commitments arising from Thomson’s restructuring plans.

For additional information on other income and expense, please refer to Notes 3 and 6 to our consolidated financial statements.

Financial Result

Net interest income/expense

Net interest charges reached €9 million in 2003, compared with a net interest income of €9 million in 2002. Net interest expense included primarily the interest on promissory notes issued to Carlton in connection with the acquisition of the Technicolor businesses, the interest on the convertible/exchangeable bonds issued in 2000 and 2002 (2000 OCEANE and 2002 OCEANE) and due respectively in 2006 and 2008 and the interest on a U.S. private placement launched in June 2003.

For more information on these convertible/exchangeable bonds, please refer to Note 21 to our consolidated financial statements. The change in net interest income during 2003 in comparison with 2002 is mainly due to lower interest rates on deposits. Additional interest charges due to the U.S. private placement program are balanced by the prepayment of part of the debt related to the purchase of Technicolor in March 2003.

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

In 2003, the income tax charge of the Group amounted to €63 million, mainly located in Poland and in the U.K., whilst in the U.S. and in France, where Thomson recognized a tax loss, patents income bears withholding taxes.

Thomson Group

Also, the Group recorded a net deferred tax asset of €28 million. This amount includes mainly the recognition of deferred tax asset on part of the tax losses generated in the U.S in 2003, in view of an expected return to profitability in the U.S. in connection with the transfer of loss-making activities, with regards to the Combination Agreement to form TTE (see Note 29 to our financial statements).

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

Net income under U.S. GAAP

Under U.S. GAAP, we recorded net losses of €46 million in 2003, compared to net income of €351 million in 2002. The difference in net income under U.S. GAAP versus French GAAP in 2002 mainly relates to the accounting treatment of derivative instruments, the reversal of goodwill amortization recorded under French GAAP, and purchase price allocation and amortization of intangibles resulting from our recent acquisitions as well as pension and termination benefits.

Liquidity and Capital Resources

Cash Flows
	2002	2003	2004	2004

	(€ in millions)			(U.S.$)
Net cash provided by operating activities	1,104	1,183	401	504
Net cash used by investing activities	(1,716)	(792)	(902)	(1,134)
Net cash provided (used) by financing activities	540	511	5	6
Net increase (decrease) in cash and cash equivalents	(69)	920	(477)	(599)

Net cash provided by operating activities

The decrease in net cash provided by operating activities is due primarily to the negative cash impact of €30 million from the increase in working capital in 2004, whereas in 2003 the working capital reduction generated €640 million of operating cash flow. We seek to manage our working capital movements (defined as the variation of inventories plus the variation of trade and other receivables, net, less the variation of trade accounts, notes payable and accrued expenses) in an efficient manner with reference to our net sales (adjusted for acquisitions), and we achieved further progress towards this objective in 2004. We believe our working capital is sufficient to meet our present requirements.

In 2004, the cash generated from the sale of inventories to TTE did not improve our operational cash flow to the extent that the total effects were included in the line item “Acquisition of investments” under “Net cash provided by operating activities” in our consolidated statements of cash flow. This sale did, however, have a positive effect on the Group’s net cash position.

Net cash provided by operating activities was also adversely affected by cash payments relating to restructuring costs of €200 million, an increase of €27 million from €173 in 2003, and to a €124 million tax expenditure, an increase of €135 million compared to 2003, with the non recurrence of a 2003 €70 million tax refund, the increase of the tax cash disbursements for a total of around €45 million in Mexico, Australia, Poland, the United Kingdom and Canada and the increase of withholding taxes by around €15 million.

Net cash used in investing activities

Net cash used in investing activities totaled €902 million in 2004, compared with €792 million in 2003.

Financial investments totaled €680 million in 2004, compared with €565 million in 2003. Our main investments were acquisitions strengthening the Content and Networks and Components divisions, which included cash payments in connection with our acquisition of the set-top box manufacturing assets of Hughes Network Systems (€204 million) and The Moving Picture Company (€68 million), as well as the Fortune acquisition (€75 million). We also paid €84 million of principal and €8 million of interest on debt related to the acquisition of Technicolor. Moreover, we incurred a negative cash flow effect of €115 million in connection with the disposal activities of our television business and the creation of TTE. The Group intends to continue to proceed with selective acquisitions within the context of our five strategic priorities and our Two-Year Plan.

Capital expenditures amounted to €348 million in 2004, compared with €510 million in 2003, underlining the Group’s efforts to optimize its investments. The principal investments were made in the Group’s Content and Networks division primarily for installation of new DVD replication facilities and investments in new post-production laboratories/studios, while additional investments were made in the production of extra-flat tubes in the Components division.

Proceeds from fixed asset disposals totaled €49 million in 2004, compared with €34 million in 2003.

Net cash provided by financing activities

Net cash provided by financing activities was €5 million in 2004, compared with €511 million in 2003. In 2004, the proceeds from new debt issues were offset primarily by the early reimbursement of other debt, as well as the payment of dividends and share buy-backs. In particular, in order to finance the Group’s expansion and to lengthen the average maturity of its debt, the Group issued convertible bonds for U.S.$500 million (€366 million) due 2010 to Silver Lake, repurchased €182 million (including €11 million of accrued interests and premium) of convertible bonds maturing in 2006, and unwound and paid off a €138 million capital lease also maturing in 2006. In addition, in January 2005, the Group repurchased €587 million (excluding interest) of convertible bonds maturing in 2008 following the exercise by the bondholders of their right of early redemption. We also unwound our synthetic lease in January 2005 relating to our factory in Mexicali, Mexico for an amount of U.S.$227 million.

In 2003, net cash provided by financing activities primarily reflected the issuance of Senior Notes, privately placed with institutional investors, for an amount of €369 million (in two issuances of U.S.$406 million and GBP 34 million), maturing in 7, 10 and 12 years. The notes were issued to finance the development of our activities, including through acquisitions, as well as to extend the average maturity of our debt.

Financial resources

At the end of 2004, we had a net debt position (financial debt plus debt related to the Technicolor acquisition minus cash and cash equivalents) of €679 million (including a synthetic lease for €165 million, consolidated in 2004 which was unwound and paid off in 2005), compared with a net deposit

Thomson Group

position of €77 million (excluding two off-balance sheet synthetic leases for €321 million) at the end of 2003. On a comparable basis, at year-end 2003, Thomson would have reported a net debt of €244 million including €321 million of lease debt, as lease debt was not consolidated in 2003 but is now consolidated in 2004.

Financial debt totaled €2,501 million at the end of 2004 (including convertible/exchangeable bonds for €1,638 million, including €48 million in accrued premium and €12 million in accrued interest), compared with €2,128 million at the end of 2003. Financial debt does not include promissory notes of U.S.$115 million (including accrued interest) which are included in “Debt related to Technicolor acquisition” in our consolidated financial statements. We have the option of partially repaying these notes in Thomson shares. For all four of the installment payments of the promissory notes in March 2002, 2003, 2004 and 2005, respectively, we paid the entire amounts in cash. Cash and cash equivalents were €1,906 million at the end of 2004, compared with €2,383 million at the end of 2003.

At the end of 2004, we had committed undrawn credit facilities of €1,750 million with a consortium of banks, and committed credit facilities of €51 million with two banks which were fully drawn. Furthermore, we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to €945 million, of which €178 million were used as of December 31, 2004 for borrowings.

Moreover, we had in 2004 a securitization program in the United States. The program, established in December 2002, allowed for the sale of our U.S. commercial receivables up to a maximum of U.S.$200 million (€147 million at the December 31, 2004 closing rate). As of December 31, 2004, we had no outstanding receivable sales under this securitization program. This program was cancelled in March 2005.

We expect to fund the continued active development of the Group using our available cash and our cash flow from operating activities and to the extent appropriate, through borrowings from our available credit facilities or by accessing the capital markets.

Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

Unconditional Contractual Obligations and Commercial Commitments

The table presented below provides information regarding contractual obligations and commercial commitments as of December 31, 2004, for which we are obliged to make future cash payments. Some of these commitments are not included in our balance sheet as indicated in the table. This table does not include contingent liabilities or commitments. These are, however, described below under the heading “—Conditional Contractual Obligations and Commercial Commitments” and in Note 24 to our consolidated financial statements. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the table below. These may, however, be disclosed under U.S. GAAP in accordance with the requirements of FIN 45 (please refer to Note 31(w) to our consolidated financial statements).

Unconditional Commitments		Amount of commitments expiring per period

	2003	2004	Less than	> 1 and	> 3 and	After 5
	Total	Total	1 year	=< 3 years	=< 5 years	years

	(€ in millions)
Financial debt (1)	2,128	2,501	904	827	13	757
Of which: Capital lease obligations (2)	61	51	14	22	15	—
Debt related to Technicolor acquisition (1)	178	84	84	—	—	—

Unconditional Future Payments — not included in our balance sheet

Operating leases (3)	485	425	83	118	79	145
Other (4)	137	68	20	24	23	1
Royalties (5)	2	1	1	—	—	—

Unconditional Purchase Obligations: — not included in our balance sheet

- Financial investments (6)	28	16	15	1	—	—
- Property, plant & equipment (7)	73	9	9	—	—	—
- Commercial purchase obligations (8)	123	165	106	45	14	—

TOTAL	3,154	3,269	1,222	1,015	129	903

(1)	Financial debt (see Note 20 of our consolidated financial statements) and debt related to Technicolor acquisition (see Note 22 of our consolidated financial statements) are reported for their principal amounts and accrued interest as of December 31, 2004. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table. The balance of the debt related to the Technicolor acquisition was paid off in March 2005.
(2)	Our capital lease related to our tube manufacturing plant in Mexicali, Mexico, was paid off in 2005.
(3)	For more information on our operating leases, see Note 24(a) of our consolidated financial statements.
(4)	Other unconditional future payments relate to information technology service agreements and general sponsoring agreements entered into in the U.S., and other contractual advances.
(5)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(6)	In November 2004, Thomson agreed to acquire an 8% stake in the Chinese television and mobile phone manufacturer Konka (of which 4.8% was subject to approval by the relevant Chinese authorities), corresponding to a financial investment of €14 million as of December 31, 2004.
(7)	Unconditional purchase obligations comprise DVD plant expansions in the U.S. as well as certain equipments following the acquisition of Fortune. See below for a more detailed description of the off-balance arrangement related to the acquisition of the tubes business of Fortune.
(8)	Commercial purchase obligations include commitments to buy advertising space for €69 million in its cinema sales house screen advertising activity, and €72 million of commercial purchase obligations in the Content & Network segment.

In 2003, a significant off-balance sheet arrangement relates to the Group’s purchase of a picture tubes business in China. On July 18, 2003, Thomson and its affiliated company, Thomson Guangdong Displays Company Limited, entered into a sales and purchase agreement by which they agreed under certain conditions to acquire the production equipment which previously belonged to the Chinese tube manufacturer Fortune located in Dongguan (Guangdong province) China. The equipment consisted of three CPT production lines with an annual capacity of 4.3 million tubes (21, 25 and 29 inch) as well as electron gun manufacturing equipment and related assets. The acquisition was valued at 668 million Chinese yuan (approximately U.S.$80 million) for the fixed assets plus an additional amount for working capital. The acquisition closed as planned in January 2004 and was financed out of the Group’s existing cash, which was partly lent to and partly injected as capital in Thomson Guangdong Displays Company Limited. The activity is expected to generate additional revenue of approximately U.S.$210 million per year and positive cash flow from the beginning of the operations, before taking into account investments for line upgrades. In 2004, this off-balance sheet commitment amounted to €4 million.

Thomson Group

Conditional Contractual Obligations and Commercial Commitments

The table below includes only contingent liabilities or commitments, all of which are not included in our balance sheet. These are disclosed in detail in Note 24 to our consolidated financial statements.

Conditional Commitments		Amount of commitments expiring per period

	2003	2004	Less than	> 1 and	> 3 and	After 5
	Total	Total	1 year	=< 3 years	=< 5 years	years

	(€ in millions)
Guarantees given

- to suppliers	5	25	9	14	—	2
- for legal court proceedings and customs
duties (1)	62	65	22	12	1	30
- other (2)	84	200	43	1	77	79

Standby letters of credit (3)	110	68	68	—	—	—
Other conditional commitments (4)	73	81	19	32	13	17

TOTAL	334	439	161	59	91	128

(1)	These guarantees comprise:
• Guarantees for customs duties amount to €43 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.
• The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees matches the one-month renewable term of the agreements.
• Guarantees given for legal court proceedings amount to €22 million. It comprises a €14 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998 (see Note 27 to our consolidated financial statements).
(2)	Includes guarantees given for assets disposal (€181 million in 2004 compared with €65 million in 2003). Moreover, under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. As of December 31, 2004 and 2003, these guarantees amount to €9 million and €14 million, respectively, mainly related to long-term contract in its broadcast activities.
(3)	Standby letters of credit relate mainly to guarantees in favor of suppliers.
(4)	Conditional obligations include contingent earn-out payment related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

There is no known event, demand, commitment, trend or uncertainty that is reasonably likely to result in the termination, or material reduction in availability to the Company, of the off-balance sheet arrangements described above in “—Unconditional Contractual Obligations and Commercial Commitments” and “—Conditional Contractual Obligations and Commercial Commitments”.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A —Directors and Senior Management

Preparation and organization of the Board of Directors’ activities

The Group has implemented the principal recommendations regarding corporate governance for French companies, most notably as outlined in the Viénot Reports of 1995 and 1999 and in the Bouton Report of September 2002. These recommendations focus primarily on the composition of the Board of Directors and their committees, which should combine director independence and expertise in the company’s businesses. They also focus on the functioning of the Board of Directors and provide on-going and timely information in advance of board meetings. These recommendations were incorporated in the “Internal Board Regulations” (Réglement Intérieur) of the Board of Directors.

Following an amendment to the Company’s by-laws (statuts) as approved by its shareholders on May 7, 2004, the number of Company shares required to be held by each director has increased. Each director now personally holds at least 2,000 shares of the Company.

Composition of the Board of Directors and its Committees

The Board of Directors consisted of 16 members as of December 31, 2004. The composition of the Board of Directors changed during 2004 with the appointment of two directors: Didier Lombard appointed by the shareholders’ meeting held on May 7, 2004 and David Roux appointed by the shareholders’ meeting held on September 15, 2004, in connection with our shareholders’ approval of the Five Point Plan, including the investment by Silver Lake in Thomson.

Didier Lombard, who held the position of Senior Executive Vice President of France Telecom, responsible for “Technologies, Strategic Partnerships and New Usages” in 2004, is now Chairman and Chief Executive Officer of France Telecom, effective February 27, 2005.

David Roux is the Managing Director of Silver Lake, a leading investment company specializing in equity participation in technology corporations. In connection with the Silver Lake investment, Silver Lake has the right to propose to the shareholders’ meeting the nomination of one member on the board of directors of Thomson. David Roux was appointed director of Thomson by the shareholders’ meeting of September 15, 2004 pursuant to this arrangement. So long as Silver Lake holds at least 25% of the excess of the convertible/exchangeable bonds (or the underlying shares) originally issued to it over the number of such securities it has transferred with Thomson’s consent, if a Silver Lake nominee fails to be elected or reelected to Thomson’s board of directors, the holders of the majority of the outstanding bonds have the right to require the reimbursement of all but not part of the bonds.

In application of governance principles regarding the length of board service, Pierre Cabanes was not put forward for reelection at the shareholders’ meeting of May 2004.

Following the resignation of Thierry Breton on February 27, 2005 due to his appointment as the French Minister of Economy, Finance and Industry, the Board of Directors now comprises 15 members.

As of December 31, 2004, the Board of Directors comprised ten “independent” directors (Christian Blanc, Eric Bourdais de Charbonnière, Eddy Hartenstein, Igor Landau, Pierre Lescure, Didier Lombard, Paul Murray, Marcel Roulet, Henry Vigil and David Roux). The independence of the directors is evaluated according to the criteria and definition outlined in the Bouton Report: “a director is independent when he or she has no relationship of any kind whatsoever with the company, its Group, or the management of either, that is such as to color his or her judgment.” Due to their prior professional experience, these directors have considerable knowledge of the Group’s businesses and markets. Three of these directors have extended financial experience in multinational groups. Four

Thomson Group

directors are Group employees: two were elected by Group employees as employee representatives on the Board of Directors (Jean de Rotalier and Catherine Cavallari), and two were elected as representatives of employee shareholders (Loïc Desmouceaux and Gérard Meymarian). Four Directors are of non-French nationalities: three are North American and one is British.

The following table lists the members of the Board of Directors, their main occupations, date of their initial appointment and the expiration date of their current term.

Name	Principal Occupation	Appointed to	Term	Other business activities
	or Employment	Board	Expires	outside Thomson

Frank E. Dangeard (3)	Chairman and Chief Executive Officer of Thomson since September 15, 2004	Chairman since October 2002 (Board member since March 1999)	2008*	Board member of Orange, Equant, and EDF

Christian Blanc (1)(2)(4)(8)	Member of the French Parliament	June 2001	2009*	Board member of Cap Gemini, Coface, JC Decaux and Carrefour (until February 3, 2005)

Eric Bourdais de	Chairman of the Supervisory Board of Michelin	December 2003	2007*	Member of Supervisory Board of Oddo & Cie and ING Group, Board member of Associés en Finance
Charbonnière (1)(5)

Catherine Cavallari	Controlling Technology Operations, Thomson	June 2002	June
2007

Loic Desmouceaux	Prospective Marketing Manager and Strategic Development, Thomson	May 2003	2008*	Permanent representative of Sovemarco Europe SA, Company board member of Sellenium SA

Eddy W. Hartenstein	Former Vice Chairman and Board member of the DirecTV Group	September 2002 (member of Board since March 1999)	2008*	Until January 2005, Board member and Chairman of DIRECTV Enterprises Inc., DIRECTV International, Inc., DIRECTV Merchandising, Inc., and DIRECTV Operations, Inc., Board member of DIRECTV Latin America
(1)(4)(8)

Igor Landau (1)(6)	Former Chairman of the Executive Board of Management of Aventis	September 2002	2008*	Board member of Sanofi-
Aventis, Essilor
International, CCF, Aventis
Pharma (UK) Investments,
LTD (until June 30, 2004)
and Fisons Limited (until
June 30, 2004), Member of
Advisory Committee of
Banque de France,
Member of Supervisory
Board of Dresdner Bank
AG, Adidas-Salomon AG
and Allianz since Dec. 20,
2004

Name	Principal Occupation	Appointed to	Term	Other business activities
	or Employment	Board	Expires	outside Thomson

Pierre Lescure (1)(4)	Producer – Former	September 2002	2008*	Board member of Havas,
Kudelski and Chabalier &
Associates Press Agency
S.A., Chairman of
AnnaRose Production SAS
and Le Monde Press SAS,
Member of Supervisory
Board of Le Monde and
Société Editrice du Monde

Chairman and CEO of
Canal Plus

Didier Lombard (1)(4)	Chairman and CEO of	May 2004	2008*	Chairman of the Board of Orange, Member of Supervisory Board of Radiall and ST Microelectronics
France Telecom

Gerard Meymarian	Vice President Business	May 2003	2008*
Development
Connectivity, Thomson

Paul Murray (1)(6)	Partner of Tangent	June 2003	2006*
Industries Ltd.

Jean de Rotalier	Marketing Manager	June 2002	June
	Italy, Thomson		2007

Marcel Roulet (1)(2)(6)(7)	Former Chairman and	February 1999	2009*	Representative member of TSA for Board of Thales, Board member of France Telecom and CCF, President of Supervisory Board of Gimar Finances SCA, Member of Supervisory Board of Eurazeo
CEO of TSA, France
Telecom and Thales

David Roux (1)(4)	Managing Director of	September 2004	2008*	Executive Director of Silver
Lake Technology
Management, LLC, Silver
Lake Management
Company, LLC, Silver
Lake Technology
Associates, LLC, Silver
Lake Technology
Associates II, LLC, Board
member of VERITAS
Software Corporation,
Business Objects SA,
UGS Capital Corporation,
UGS Capital Corporation
II, UGS Holdings, Inc.,
UGS Corp., Silver Lake,
AIV GP Ltd and Silver
Lake New York Inc.

Silver Lake Partners

Thomson Group

Name	Principal Occupation	Appointed to	Term	Other business activities
	or Employment	Board	Expires	outside Thomson

Henry P. Vigil (1)(4)(8)	Senior Vice President “Strategy and Partnerships” of Microsoft Corporation	October 2003	2008*

Thierry Breton (Board member until February 27, 2005)	Former Chairman and CEO of France Telecom until February 27, 2005, date of his nomination as French Minister of Economy, Finance and Industry	June 15, 1999 (Member of Board since March 1997)		Until February 27, 2005: Chairman of Board of TSA and Orange, Board member of Schneider Electric SA and Dexia (Belgian law), member of Supervisory Board of AXA

Pierre Cabanes (1)(8) (Board member until May 7, 2004)	Chairman of Antée SAS	June 1998		Manager of Groupement
Foncier Agricole (GFA)

(1)	Independent Director
(2)	Director whose term was renewed at the shareholders’ meeting on May 10, 2005
(3)	Chairman of the Strategy Committee
(4)	Member of the Strategy Committee
(5)	Chairman of the Audit Committee
(6)	Member of the Audit Committee
(7)	Chairman of the Nomination, Remuneration and Governance Committee
(8)	Member of the Nomination, Remuneration and Governance Committee
*	Annual Ordinary Shareholders’ Meeting

Structure of the Board of Directors’ Work

The preparation and organization of the Board of Directors’ work is detailed in the Internal Board Regulations, adopted by the Board of Directors in early 2003. These regulations are updated regularly to take into account evolution of the Company and in the law, including the provisions of the French law on financial security (Loi de sécurité financière) of August 1, 2003 and those of the French ordinance No. 2004-604 dated June 24, 2004 reforming securities regulation. The Internal Board Regulations describe in particular the conditions by which the Board of Directors defines the Group’s strategic objectives and its powers of oversight and verification.

The Board of Directors is supported in the performance of its work by the three committees: the Audit Committee, the Strategy Committee, and the Nomination, Remuneration and Governance Committee (formerly the Employee and Organization Committee). The Audit Committee, chaired by Eric Bourdais de Charbonnière, comprises four directors, all of whom are independent. The Strategy Committee was led until February 27, 2005 by Thierry Breton and comprises eight members. Frank E. Dangeard now chairs this Committee, which comprises seven members, but he is not a member of any other committee of the Board. The Nomination, Remuneration and Governance Committee, led by Marcel Roulet, is comprised of four members, all independent.

Each committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence. Each committee may accordingly initiate any study which may assist the Board’s deliberations.

The Chairman of each committee sets the agenda of the meetings and communicates this agenda to the Chairman and Chief Executive Officer.

Proposals, recommendations and opinions issued by the committees are included in the minutes communicated by the Chairman of the Board of Directors to the Board members.

The role of the Audit Committee is described in its charter, which was established when the Audit Committee was first created and was amended in 2003 and 2005 to take into account legislative and regulatory changes in France and the United States.

Work of the Board of Directors in 2004

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

In 2004, the Board of Directors met 15 times with a participation rate of 83%. In particular, the Board reviewed the financial and strategic issues relating to the Group.

With respect to financial issues, the Board of Directors reviewed the 2004 annual budget, the Chairman’s report from 2003, the Group’s statutory and consolidated financial accounts for fiscal year 2003 and the first half of 2004, quarterly revenue figures of the first and third quarters 2004, changes in the Group’s debt profile, a new syndicated credit facility and short-term financing operations. In addition, each month the Board receives a document describing the general status of the Company’s business.

With respect to strategic issues, the Board of Directors reviewed and approved different acquisition and joint venture proposals, including the creation of TTE, the corporation in conjunction with TCL, the acquisition of the Moving Picture Company and an ownership interest in ContentGuard, and the repositioning of our Displays activity.

The Board also decided to accelerate the implementation of the Group’s strategy. First, in July 2004, the Board of Directors approved the Five Point Plan (comprising the issuance of OCEANEs to investment funds affiliated with Silver Lake, the issuance of Bons d’Acquisition ou de Souscription d’Actions (or “BASA”) on behalf of individual long-term shareholders in Thomson, the establishment of a share buyback program of €400 million over an 18 month period, the establishment of a stock option plan to substitute in part for existing plans, and the merging of the functions of the Chairman and the Chief Executive Officer), which was validated by the Combined Shareholders’ meeting held on September 15, 2004. Second, the Board of Directors approved in October 2004 the five strategic priorities and at the end of November our Two-Year Plan.

The Board of Directors also appointed Didier Lombard to establish and chair a Scientific Committee in charge of carrying out analyses and recommendations concerning the technological orientation and R&D of the Group. This Scientific Committee, comprised of individuals of diverse but complementary backgrounds in the scientific world, formulated its recommendations for the Board of Directors, which focused mostly on technologies necessary for M&E clients of the Group.

In addition, during 2004, the Board of Directors was requested to approve certain regulated transactions in accordance with the French Commercial Code, in particular regarding entering into a new syndicated credit line, as certain credit institutions participating in this transaction had members on their own boards of directors who were also Board members of Thomson.

Thomson Group

For 2004, the Board of Directors proceeded with a self-evaluation of itself and an evaluation of its Committees through a detailed questionnaire addressed to all Board members. This evaluation was comprised of questions on the following subjects: the structure of the Board of Directors, the missions and workings of the Board, the Board meetings, the functioning of the Board, communication outside of Board meetings, the organization and function of the Committees. The results of this questionnaire led to the conclusion that Board members had a positive opinion of the organization and function of the Board of Directors and its Committees.

The various Board Committees provide advice and recommendations to the Board of Directors.

Work of the Board Committees in 2004

Audit Committee

The Audit Committee, which is comprised of Eric Bourdais de Charbonnière (Chairman), Paul Murray, Igor Landau and Marcel Roulet, met six times during 2004. They reviewed the 2003 results, the first half 2004 results and the sales figures of the first and third quarters 2004 during its meetings in February, April, July and October 2004, respectively. During these meetings, the 2003 consolidated financial statements and notes were discussed with the Group’s Chief Financial Officer. The statutory auditors attended these meetings and raised their comments on the financial statements. The Committee also decided, after reviewing offers made by various statutory audit groups, to renew Mazars & Guérard as statutory auditors.

The Audit Committee also reviewed the internal audit program for 2004, the conclusions of the internal audit teams in 2004, the Group’s financial documentation and the application of the French Loi de sécurité financière and the U.S. Sarbanes Oxley Act, as well as the implementation of the COMPASS program (Controls Over Methods Processes, Applications, Systems and Strategy). To evaluate and respond to most of the risks identified in the COMPASS study, horizontal programs were implemented, in particular the “Process Transformation” initiative whose objective is to accelerate the reform of the Group’s processes and to optimize operational efficiency.

The work of the Committee also focused on the financial documentation of the Group and on the implementation of a new system of financial reporting (FIRST) using the Magnitude software designed by Cartesis.

The Audit Committee pre-approved the proposed audit and non-audit services entrusted to the Company’s statutory auditors.

Strategy Committee

At the end of 2004, the Strategy Committee consisted of Thierry Breton (Chairman), Christian Blanc, Frank E. Dangeard, Eddy Hartenstein, Pierre Lescure, Didier Lombard, Henry Vigil and David Roux. Following Thierry Breton’s resignation on February 27, 2005, the Committee is now chaired by Frank E. Dangeard as of March 1, 2005.

The Committee met seven times during 2004. It examined at the beginning of the year the major focuses for investment for the year. Many meetings were devoted to the finalization of the creation of TTE and to the growth initiatives of the Group.

In the Fall of 2004, following the shareholders’ approval of the Five Point Plan of July 22, 2004, the Strategy Committee approved the five strategic priorities presented by the Executive Board (broadening of our M&E client offerings, focus and reinforcement of our R&D program towards media technologies, positioning the Group in the electronic content distribution sector, development of IP devices and solutions and actively pursuing a strategic relationship for the Displays activity), and approved the Two-Year Plan for the implementation of the Group’s strategy. The plan was announced on November 30, 2004.

The Strategy Committee met also several times to evaluate the status of the Company’s Displays activity and partnership strategy, which was communicated to investors and shareholders at the end of October 2004.

Nomination, Remuneration and Governance Committee

The Nomination, Remuneration and Governance Committee consists of Marcel Roulet (Chairman), Christian Blanc, Eddy Hartenstein and Henry Vigil. The Committee met seven times in 2004. In particular, it reviewed the compensation policy for the Group’s 400 principal managers and the criteria used to determine the variable portion of such compensation. It advises on the compensation of the Chairman and Chief Executive Officer. It also recommended the merging of the functions of the Chairman and Chief Executive Officer.

The Committee also rendered its opinion on the nomination of a new Board member, the update of the Internal Board Regulations and the implementation of a stock option program, which was approved by the Board of Directors on September 22, 2004.

Powers of the Chief Executive Officer

Until September 15, 2004, the functions of the Chairman of the Board of Directors and the Chief Executive Officer were separate. In accordance with applicable law, the general management of the Company was then the responsibility of the Chief Executive Officer.

The Board of Directors, on the recommendation of the Nomination, Remuneration and Governance Committee, and following the approval of the shareholders’ meeting on September 15, 2004 of the Five Point Plan, decided to aggregate the functions of Chairman of the Board of Directors and Chief Executive Officer. Frank E. Dangeard was appointed to the position of Chairman and Chief Executive Officer.

The Internal Board Regulations, until then, defined the respective roles of the Board of Directors, the Chairman and the Chief Executive Officer. The Internal Board Regulations have been amended and now define the respective roles of the Board of Directors and of the Chairman and Chief Executive Officer.

The Internal Board Regulations provide certain limitations on the powers of the Chairman and Chief Executive Officer, who must obtain the approval of the Board of Directors prior to committing the Company to investments exceeding specified amounts.

These limitations on the powers of the Chairman and Chief Executive Officer are established internally and, if not complied with, would not affect the rights of third parties in accordance with Article L. 225-56 I paragraph 3 of the French Commercial Code.

Internal control procedures implemented by the Company

Objectives of Internal Control Procedures

The internal control procedures implemented by the Company have two overall objectives:

  to verify that the actions undertaken by the Group and its employees are in conformity with applicable regulations and the Group’s values and are consistent with the framework defined by the Group’s management bodies; and

Thomson Group

  to verify that the accounting and financial information communicated to the management bodies and to shareholders accurately reflects the Company’s operations and financial situation.

Building upon the application of the Sarbanes-Oxley Act and regulations thereunder, the Group has undertaken to implement the internal control framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Within this framework, the Group seeks to achieve “reasonable assurance” regarding:

  the effectiveness and efficiency of operations;
  the reliability of financial reporting; and
  the compliance with applicable laws and regulations.

One of the objectives of the internal control system is to prevent and control risks arising from the Company’s businesses and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated.

To attain these objectives, the internal controls must be implemented at the level of legal entities and of different categories of operations and transactions carried out by the Group. To this end, the Group is implementing Company-wide programs such as the programs PTI (Process Transformation Initiative), and COMPASS (Controls Over Methods, Processes, Applications, Systems, and Strategy).

The TQS (Thomson Quality System) program was launched at the end of 2002 in order to ensure the constant improvement of the quality of processes and the monitoring of risks to which the Group may be exposed. In order to accelerate the reshaping of Group processes and to optimize operational efficiency, a new Company-wide program, the PTI, was launched in October 2004. PTI is organized around five key concepts: innovation, manufacturing, inventory supply chain, logistical and services, and support functions. Two accompanying initiatives are Key Account Management and Industrial Partnerships.

Project COMPASS was launched in November 2003. As part of project COMPASS, the Group has documented and tested a majority of the Group’s financial processes and related controls as the Group prepares to comply with the provisions of Section 404 of the Sarbanes-Oxley Act. The project also included a Company-wide control self-assessment, and assessment and testing of entity-level controls. Project COMPASS continues in 2005 with the Group internalizing all aspects of the project, hiring additional control experts and implementing project software.

A Risk Committee was created in September 2004 with the objective of evaluating the existing operational risks and identifying potential strategic risks that could derail different activities within the entities of the Group. This Committee is under the responsibility of a senior officer of the Group and special advisor to the Chairman and Chief Executive Officer. This Committee supervises the implementation of recommendations to reduce these risks.

General control environment

Ethical values and principles of conduct for the Group’s managers

The ethical values and principles of conduct for the Group’s managers are defined in two of the Group’s principal internal documents:

(1) The Group’s Ethics Charter

The Group’s Ethics Charter, which was signed in 2000 by the Group’s 471 principal managers, provides for the adherence to ten fundamental rules: tolerate no discrimination; promote best working conditions; use no child or forced labor; support employees’ development; value the company’s interest above one’s personal interest; avoid potential conflicts of interest; protect people’s health, safety and the environment; respect consumer and personal privacy; respect fair market competition; strive to be a good corporate citizen wherever we operate; and respect and protect shareholder value.
The Group's Ethics Charter is periodically re-affirmed by the senior management of Thomson.

In addition to this charter, there are ethical rules with respect to the Group’s suppliers in the context of the Process Transformation Initiative.

(2) Thomson’s “Principles of Excellence” Rules

The Group’s principles of excellence and procedures are listed in a booklet available on the Group’s intranet site.

In addition to these two sets of principles and rules, the Group has implemented specific policies in order to regulate the conduct of its employees, for example, with respect to trading in Thomson shares. These procedures apply equally to directors. Furthermore, in accordance with Article 222-14 of the General Regulations of the Autorité des Marchés Financiers (“AMF”), the Group files with the AMF declarations of transactions undertaken by directors in the Company’s shares.

The alert procedure, the so-called “whistle-blowing procedure”, is another specific mechanism which allows employees who believe that violations of accounting principles applicable to the Group have been committed to contact the Audit Committee and/or the Chief Audit Executive on a confidential basis.

Group management and decision-making process

During the year 2004, the Group management was organized around two main bodies, under the control of the Board of Directors:

  The Executive Committee (in September 2004, the Management Board was merged with the Executive Committee as part of the reinforcement of the management team announced in the Five Point Plan); and
  Management network (Thomson Leadership Network).

Under the authority of the Group’s Chairman and Chief Executive Officer, the Executive Committee currently consists of 15 members (nine French, five American and one British). It consists of executive managers responsible for the large operating divisions and managers in charge of the principal central functions (finance, legal, human resources, sourcing, etc.) The committee meets every week. It reviews the evolution of financial performance (sales, operating results and cash flow) of the different Group divisions in relation to the budget and the Group’s principal events (commercial contracts, partnerships, investments, acquisitions, etc.).

The work of the Executive Committee is performed through two committees: the Investment Committee, in charge of studying and approving investments contemplated by the different business units of the Group, and the Risk Committee, which evaluates existing operational risks and identifies the potential strategic risks which could follow from the activities performed by the Group entities.

The Group’s managers also depend on a management network, the Thomson Leadership Network (350 managers), that meets twice a year.

Internal audit

The Group’s internal audit department consists of 16 auditors located in three key sites for the Group (Paris, Indianapolis (Indiana) and Camarillo (California)). It is managed by a director of U.S. nationality

Thomson Group

who is a certified public accountant (“CPA”) as recognized by the American Institute of Certified Public Accountants. He joined the Group in mid-2003 after having served as the lead internal audit executive of several publicly traded multi-national companies.

In 2004, the internal audit department completed 40 audits, and several projects for management that covered the following domains: operational processes, financial audit of subsidiaries, and compliance audits. The principal conclusions and recommendations of these operations were reviewed by the Audit and the Risk Committees. Moreover, the internal audit department actively contributes to the implementation of obligations under the Sarbanes-Oxley Act.

Information technology security procedures

The information technology (IT) department has developed and implemented an Information Technology Security Plan which defines rules of access and use of the Group’s data, programs and IT tools, monitoring the application of its rules via a Group-wide network of security administrators.

The level of protection of the company was improved in 2004, focusing in particular on:

  the reinforcement of certain security practices, such as the administration of passwords and modifications;
  improvement of the process of administration of internal alerts;
  implementation of state of the art antivirus and firewall system solutions; and
  more generally, the reinforcement of computer technology standards and associated security solutions.

At the same time, the Information Technology Department carried out an evaluation of IT risks to the Group’s activities as related to an interruption of service, and defined plans of action which aim to align the level of IT protection with the expectations and needs of the operation departments. This study takes into consideration the basics of a post-disaster recovery plan, physical protection of the systems, standardization of the level of technical support, saving and archiving, as well as the traceability of modifications.

Internal control procedures relating to the preparation and treatment of accounting and financial information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized around the following elements:

  the budgetary process;
  the Group’s accounting and management organization;
  accounting standards and methods within the Group; and
  accounting and management reporting and closing period work at the Group level.

  Budgetary process

The budgetary process is mandatory for all of the Group’s divisions and profit centers. The principal stages in the budgetary process are the following:

  in October, preparation by each entity of a budget for the first and second six-month periods for the following year, based on market projections and analyses of suppliers;

  in November and December, review and approval by the Group general management and the finance department of proposed budgets prepared at the business unit level;
  in January, approval of revised budgets by the Board of Directors;
  in June/July, updating of the second semester’s budget as a function of the results of the first semester and expected market environment through the end of the year; and
  in November, the updating of the current year (preview of the year-end).

In the context of the budgetary procedure, performance measurement indicators are calculated by the divisions and analyzed. The budget is divided into monthly period budgets to serve as a reference for the Group’s monthly reporting.

The Group’s accounting and management organization

Under the authority of the Group’s Chief Financial Officer, the Management and Accounting Control (Contrôle de Gestion et de la Comptabilité) team is responsible for:

  the establishment of the Group’s consolidated financial statements and Thomson S.A.’s statutory accounts;
  the preparation of the budget and the follow-up of developments and monthly management reporting; and
  the implementation of the Group’s accounting and management methods, procedures and standards and adaptation thereof in accordance with changes to standards.

The Group’s local financial organization follows its operational organization, which was subdivided in 2005 into four divisions (Services, Systems & Equipment, Technology, Displays & Consumer Electronics Partnerships), which includes 13 business units and 18 profit centers. Each of these business units and profit centers is under the supervision of a Controller, assisted by an accounting and management team, responsible for tracking the budget and reporting, on the one hand, and for the accounting treatment of transactions within the local legal entities, on the other hand.

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

In addition to this procedural document, the Group has a “controllers manual”, which is updated regularly and which reviews the procedures that accountants and corporate controllers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

Management reporting and closing period work

The Group accounting and financial data are consolidated into one reporting system, called MAGNITUDE. At the end of each month, the Group’s entities report their financial data into this system. The Group uses a common accounting charter. The principal accounting and financial figures of the operational and functional departments consolidated at the Group level are analyzed by the Group’s management control team and reviewed by the Group’s Executive Committee.

The closing process for the half-year and annual consolidated financial statements occurs in two steps. The first step consists of a “hard close” completed in May and November, which is initiated by

Thomson Group

the circulation of closing instructions prepared by the Group’s accounting department. The controllers manual defines the controls and actions which must be undertaken at the entity level (entries in accounting books, reconciliations, etc.) and the persons authorized to implement them.

This stage leads to first review by the statutory auditors, completed initially at the subsidiary level within a majority of the Group’s legal entities, then at the parent company level. This hard close allows for the identification of the most complex issues. The second step occurs in July and in January and involves the finalization of half-year and annual consolidated financial statements under French standards. The Group then proceeds once a year with a reconciliation of these results in accordance with U.S. GAAP. The 2004 consolidated accounts are published under French GAAP for the last time, accompanied also by a reconciliation to IFRS for shareholders’ equity and income statement for 2004.

Preparation of financial statements

The financial statements are prepared jointly by the finance department and the General Secretary of the Company. They are based on information reported through the annual reporting and accounting consolidation processes and on operational and market information, which is specifically centralized for the preparation of the Company’s Document de Reference in France and the submission of this Form 20-F in the United States.

Half-year and annual financial information is reviewed by the Group’s Audit Committee.

Summary of Significant Differences Between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of significant difference between the corporate governance standards followed by Thomson under French law and guidelines and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of U.S. companies that have common stock listed on the NYSE.

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

French law does not contain any independence requirement for the members of the board of directors of a French company and the functions of board chairman and chief executive officer are frequently performed by the same person. The Bouton Report recommends, however, that at least half of the members of the board of directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The report states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that is such as to color his or her judgment.” The report also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

Based on the Bouton Report’s independence criteria, the Company considers that ten of fifteen of its directors are independent.

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

Thomson has established an Audit Committee and a combined nomination and a compensation committee called the Nomination, Remuneration and Governance Committee and considers that all of the members of these committees at the end of 2004 are independent. For the membership of each committee, see “—Composition of the Board of Directors and its Committees” above. Moreover, Thomson has adopted Internal Board Regulations, which define the responsibilities and operation of both committees.

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

For the activities performed by the Audit Committee of Thomson in 2004, see “—Work of the Board Committees in 2004—Audit Committee.”

Thomson Group

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

French law requires neither the adoption of such guidelines nor the provision and publication of such certification. The Bouton Report recommends, however, that the board of directors of a French public company perform annual self-evaluations and that a formal evaluation by an outside consultant be undertaken every three years.

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

Executive Committee

On September 15, 2004, the Board of Directors approved Thomson’s strategic plan that included strengthening management with the appointment of Frank E. Dangeard to the reunified function of Chairman and CEO.

The Executive Committee is the central management body of the Company. It encompasses 15 members (Chairman and CEO, Senior Executive Vice Presidents, and Executive Vice Presidents),

representing Thomson business units and support functions. The Executive Committee generally meets on a weekly basis to analyze and evaluate Group performance, make decisions and supervise operations.

Two operating committees of the Executive Committee have also been established to contribute to an effective decision-making process. The Investment Committee meets on an ad hoc basis to review and recommend all financial commitments to the Executive Committee for final approval. The Risk Committee generally meets every six weeks to aid the Executive Committee in the identification, anticipation, prevention and mitigation of financial, operational, and strategic risk to the business. Further, it serves as the vehicle through which results and findings of the Internal Audit Team are communicated to Senior Management.

Both committees submit all their conclusions and recommendations to the Executive Committee. The Investment Committee is chaired by the Chief Financial Officer, Julian Waldron, and the Risk Committee by John Neville, a senior officer of the Group and special advisor to the Chairman and Chief Executive Officer.

Name of Executive	Responsibility	Appointed
Committee Member

Frank E. Dangeard	Chairman and Chief Executive Officer	2004

Jean-Charles Hourcade	Senior Executive Vice President, Chief Technology Officer, Technology
	Division, in charge of the “Technologies” program	2000

Lanny Raimondo	Senior Executive Vice President, Services Division, in charge
	of the “Clients” program	2001

Didier Trutt	Senior Executive Vice President, Displays activity, in charge
	of the Process Transformation Initiative	2003

Julian Waldron	Senior Executive Vice President, Chief Financial Officer, in charge
	of the “Value Creation" program	2001

Tom Carson	Executive Vice President, in charge of the Program Office,
	as well as Marketing & Sales for Connectivity	2002

Marie-Ange Debon	Executive Vice President, Corporate Secretary and General Counsel	2003

Brad Kendall	Executive Vice President, Human Resources	2004

Ghislain Lescuyer	Executive Vice President, Access Platforms & Gateways	2003

Guy Léonard	Executive Vice President, Business Performance	2003

Quentin Lilly	Executive Vice President, Home Entertainment Services (DVD)	2003

Jean-Georges Micol	Executive Vice President, Communications & Public Affairs	2004

Mike D. O’Hara	Executive Vice President, Connectivity	1999

Béatrix de Russé	Executive Vice President, Intellectual Property and Licensing	2004

Marc Valentin	Executive Vice President, Broadcast & Networks (Grass Valley)	2004

(1)	The divisions mentioned in this table indicate the position of each current Executive Committee member under the divisional structure effective January 1, 2005.

Thomson Group

Biographies of Executive Committee Members

Frank E. Dangeard was appointed Chairman and CEO of Thomson on September 15, 2004. From September 2002 to September 2004, he was Senior Executive Vice President of France Telecom, and non-executive Chairman of Thomson. Mr. Dangeard joined Thomson in April 1997 as Senior Executive Vice President. He became a member of the Thomson Board in March 1999, and Vice-Chairman of the Board in July 2001. From September 1989 to April 1997, he was Managing Director of SG Warburg & Co. Ltd (later SBC Warburg) and from 1995, he was also Chairman of the Board of SBC Warburg (France). From September 1986 to June 1989, he was a lawyer at Sullivan & Cromwell in New York and London. Mr. Dangeard is a Board member of Orange and Equant (two companies in the France Telecom Group). He is also a Board Member of French Electricity Company “Electricité de France” (EDF). He graduated from the école des Hautes Etudes Commerciales (H.E.C.), the Paris Institut d’Études Politiques and from Harvard Law School. He is a member of the New York Bar.

Jean-Charles Hourcade is Senior Executive Vice President in charge of the Technology division and has been Chief Technology Officer since 2001. He is also in charge of the “Technologies” program. In 2000, Jean-Charles Hourcade was appointed Senior Vice President, Research and Innovation. Jean-Charles Hourcade served from 1995 to 2000 as Vice President Strategic Planning, Thomson-CSF, where he was in charge of Corporate Strategy, Strategic Alliances and Merger and acquisitions activities. He joined the Thomson CSF Group in February 1986, coming from the National Institute for Audiovisual where he worked as R&D engineer in computer graphics and special effects. During the following years, he served as Chairman and CEO of Thomson Digital Image (TDI), a company specialized in 3D Computer Graphics software and systems. Jean-Charles Hourcade is a graduate of the École Polytechnique and École Nationale Supérieure des Télécommunications in Paris. Mr. Hourcade is President of the RIAM, the French Network for Audiovisual and Multimedia Research.

Lanny Raimondo is Senior Executive Vice President, Services division, and in charge of the “Clients” program. From March to September 2001, he was Executive Vice President for Technicolor and has been responsible for our Technicolor business since then as Senior Executive Vice President. He is also responsible for overseeing Thomson’s growth initiatives in digital imaging, screen advertising and digital cinema. Mr. Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of Technicolor Group in 1998, after having served as President of the company’s Home Entertainment business. Prior to that, Mr. Raimondo spent 16 years with Pirelli Cable Corporation where he managed large subsidiary companies in Great Britain, Canada and the U.S., holding the position of President and Chief Executive Officer of the North American Group from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

Didier Trutt, Senior Executive Vice President, Displays, is in charge of the “Process Transformation Initiative”. He was appointed “Executive Vice President” in September 2003. He was previously Tubes Operations Vice President in charge of the whole industrial and sales activities for Europe, Asia and North America. From 1996 to 1999, as - Vice President of Manufacturing Operations for Television and Video in Europe, he was in charge of all manufacturing activities for the Television and Video European branch. In 1994, as General Manager DVBS, he launched the Digital Operations business in Europe. From 1987 to 1994, based in Asia, he was responsible for Thomson Television Thailand, and General Manager of Television and Video activities for all industrial sites in South East Asia. From 1984 to 1987, he was in charge of implementing Production Processes and coordinating manufacturing activities for Thomson Television Components France. Since 1992, Mr. Trutt has been Foreign Trade Adviser of France.

Julian Waldron was appointed Senior Executive Vice President, Chief Financial Officer in October 2002. He is also in charge of the “Value Creation” program. He joined Thomson in June 2001 as Senior Vice President, Chief Financial Officer. Prior to joining Thomson at his current position, he was Managing Director of UBS Warburg in London where he was co-Head of the European Equity Markets

Group, coordinating this business for all Europe. Mr. Waldron has spent over fourteen years with UBS Warburg where he occupied several positions of increasing responsibility. He is a graduate of Cambridge University.

Tom Carson was appointed Executive Vice President, Marketing & Sales for Connectivity in February 2004 and is in charge of the Program Office. From October 2002 to February 2004, he was Executive Vice President of Patents & Licensing. Prior to this, Mr. Carson held the position of Vice President Sales & Marketing Coordination and Americas Representative for Thomson’s Displays and Components SBU. From 1998 to 2001, he managed Thomson’s North American display operations as Vice President Americas Picture Tube Operations. From 1992 to 1998, Mr. Carson was General Manager Sales, Marketing and New Business Development for Thomson’s North America Picture Tube Division. Prior to this, Mr. Carson held various positions of increasing responsibility in sales, marketing and international with Thomson. Mr. Carson has a Bachelor of Science degree in Business Administration from Villanova University and also holds an MBA from the same university

Marie-Ange Debon was appointed Executive Vice President, Corporate Secretary and General Counsel in July 2003. Prior to this appointment, she was Thomson’s Deputy Chief Financial Officer. From 1994 to 1998, she held the positions of Financial Director and then Senior Executive Vice President in charge of Resources (Finance, Legal, IT, Production, Equipment) at France 3 (French Television Broadcaster). From 1990 to 1994, she was Magistrate at the “Cour des Comptes”. Ms. Debon is a graduate of the école des Hautes Etudes Commerciales (H.E.C.), the École Nationale d’Administration and has a Masters Degree in Law.

Brad Kendall was appointed Executive Vice President, Human Resources, in February 2004. In 1983 he joined RCA Consumer Electronics, which later became part of Thomson. From 2002 to 2004, Mr. Kendall was based in Camarillo, California, as Vice President, Human Resources, for the newly created Digital Media Solutions businesses. From 1997 to 2002, he was based in Paris, France, as Vice President, Worldwide Human Resources Programs & Incentives for the global Thomson group; as well supporting the Broadband Access Products & Services business unit. From 1995 to 1997, in Indianapolis, Indiana, Mr. Kendall was responsible for all Americas region-based Management Development activities, and additionally managed Human Resources for all corporate functions. From 1991 to 1995 he was based in Juarez, Mexico, where he was responsible for Human Resources for all manufacturing operations in Mexico. From 1983 to 1991 he held several positions in Human Resources at Indianapolis. Mr. Kendall graduated from Ball State University in 1982 with a Bachelor of Science degree in Personnel Management and received his Masters in Business Administration degree from the University of Indianapolis in 1988.

Ghislain Lescuyer was appointed Executive Vice President, Access Platforms & Gateways (formerly Broadband Access Products), in July 2002. Prior to joining Thomson, Mr. Lescuyer served as CEO at Europatweb from 2000 to 2002 (a private equity firm focusing on Internet and high technologies), President of Divisions at Bull from 1994-2000, Consultant at McKinsey (1988-1994) and Sales Manager at Hewlett Packard. Mr. Lescuyer is a graduate from l’École Nationale Supérieure des Télécommunications and holds an MBA from INSEAD.

Guy Léonard was appointed Executive Vice President, Business Performance, in July 2003. Prior to this position, he has been successively Vice President TV/Video manufacturing Europe from 1993 to 1996, Vice President Worldwide Sourcing from 1996 to 1999 and Chief Information Officer from 1999 to 2003. Before he joined Thomson in 1993, he held several positions: from 1979 to 1984, he worked for Texas Instruments in controlling and planning jobs (France and Portugal). From 1984 to 1990, he held strategic planning and plant management positions (France and Morocco) at ST Microelectronics. Then, he was in charge of strategic planning for Nokia Consumer Electronics in Switzerland from 1990 to 1993. Mr. Léonard is a graduate from the École Supérieure de Commerce de Paris and has a MBA in Finance.

Thomson Group

Quentin Lilly was appointed to the Executive Committee in February 2004 as Executive Vice President, Home Entertainment Services (DVD), a part of the Services division. He joined Thomson in March 2001 when Thomson acquired Technicolor. Quentin Lilly joined Technicolor in 1994 serving in his present capacity since 1999, and has held a number of positions including serving as Vice President and then Senior Vice President of Corporate Development from 1994 to 1997, and Chief Operating Officer from 1997 to 1999. Prior to joining Technicolor, Quentin Lilly spent approximately 10 years, respectively, as a member of the Investment Banking Groups for 7 years at Smith Barney then for 3 years at Crowell, Weedon & Co. Mr. Lilly holds a Bachelor of Science from California Polytechnic University.

Jean-Georges Micol was appointed as Executive Vice President, Communications and Public Affairs, in January 2004. From 1997 until he joined Thomson he held various positions in ALSTOM: as Chief Communications Officer for ALSTOM Power, then Marketing Director for Hydro Activities before being appointed Director of Communications for the ALSTOM Group He began his career as a Financial Analyst at the CCF Bank before joining the Danone Group in 1989, where he held the position of External Communications Director. Jean-Georges Micol is a graduate of École Nationale Supérieure des Industries Agricoles et Alimentaires (ENSIA) and also holds a degree from École Supérieure des Sciences Economiques et Commerciales (ESSEC).

Mike O’Hara was appointed Executive Vice President, Consumer Products marketing and Sales in July 2001. He assumed responsibility for the newly constituted Connectivity business in 2004. From July 1999 to July 2001, he was Executive Vice President, Americas, responsible for Sales, Logistics, Production Management and Brand Management in both North America and Latin America. From November 1997 to July 1999, he was Vice President, Worldwide Digital Multimedia Products. From December 1996 to November 1997, he was Vice President, Core Business Product Management and from September 1996 to December 1996, he was Vice President, DBS and DVD Product Management. Since 1987, Mr. O’Hara has held various marketing and sales positions within Thomson. Mr. O’Hara holds Bachelor’s degrees in Management and Marketing from Montclair (NJ) State College and received his Master’s degree in Finance from Fairleigh Dickinson University in Rutherford, NJ.

Béatrix de Russé was appointed Executive Vice President, Intellectual Property and Licensing in February 2004. She was, since 1999, Vice President Worldwide Licensing. From 1993 to 1999 she was successively Vice President Licensing, then Vice President Patents and Licensing for Thomson. From 1984 to 1992, Mrs. de Russé was in charge of international contracts and Intellectual Property at Thomson Components and STMicroelectronics, where she specialized in Intellectual Property matters. From 1976 to 1983, she worked as an international attorney at the international division of Thalès (former Thomson CSF). Mrs. de Russé holds a Master’s degree in law and DESS in International Trade law as well as a Master’s degree in English and a CDCI diploma.

Marc Valentin was appointed Executive Vice President, in charge of Broadcast & Networks (Grass Valley) activity, a part of the Systems & Equipment division, in November 2004. Since 2001, Marc Valentin has managed the Thomson Broadcast & Media Solutions activity, including the integration of the former Philips Broadcast business and the Grass Valley Group into Thomson. Previously, Marc Valentin managed Thomson’s European digital decoders division after having served as Chief of Staff to the Chairman and CEO. Before joining Thomson in 1995, Marc Valentin worked for the French Ministry of Finance for six years. During two of those years he served as an expatriate in Islamabad, Pakistan on bilateral financial relations. Marc Valentin holds an engineering degree from the École Polytechnique and is a graduate of the École Nationale d’Administration (ENA).

B —Compensation of Directors and Principal Executive Officers

The following table sets forth the compensation and benefits in kind (excluding stock options) paid in 2004 by Thomson and its subsidiaries to its directors and other principal executive officers (excluding those paid to Directors representing the employees):

(In euros)	Position	Director Fees (12)	Gross	Employer
			Compensation	Charges

Frank E. Dangeard (1)	Chairman and CEO	30,000	456,923(13)	162,611
Christian Blanc	Director	24,000	—	—
Eric Bourdais de Charbonnière (2)	Director	2,575	—	—
Catherine Cavallari (3)	Director, Employee
	Representative	—	—	—
Loïc Desmouceaux	Director, Employee
	Shareholder Representative	14,575	—	—
Eddy W. Hartenstein	Director	18,000	—	—
Igor Landau	Director	20,000	—	—
Pierre Lescure	Director	29,000	—	—
Didier Lombard (4)	Director	—	—	—
Gérard Meymarian	Director, Employee
	Shareholder Representative	10,931	—	—
Paul Murray (5)	Director	10,170	—	—
Jean de Rotalier (3)	Director, Employee
	Representative	—	—	—
Marcel Roulet	Director	30,000	—	—
David Roux (6)	Director	—	—	—
Henry P. Vigil (7)	Director	—	—	—
Charles Dehelly (8)	Chief Executive Officer	—	1,127,400	286,635
Thierry Breton (9)	Director	30,000	—	—
Pierre Cabanes (10)	Director	30,000	—	—
Michael Green (11)	Director	3,328	—	—

(1)	Frank E. Dangeard was appointed Chairman and CEO of the Company on September 15, 2004
(2)	Eric Bourdais de Charbonnière was appointed director on December 11, 2003
(3)	The director fees of directors representing employees were paid to their labor organizations
(4)	Didier Lombard was appointed director on May 7, 2004
(5)	Paul Murray was appointed director on June 12, 2003 as a replacement for Michael Green
(6)	David Roux was appointed director on September 15, 2004
(7)	Henry P. Vigil renounced the payment of his director fees
(8)	Charles Dehelly was Chief Executive Officer until September 15, 2004
(9)	Thierry Breton resigned from the Board of Directors on February 27, 2005
(10)	Pierre Cabanes was director until May 7, 2004
(11)	Michael Green was replaced by Paul Murray in 2003
(12)	Paid in 2004 for the 2003 fiscal year
(13)	In 2004, Frank E. Dangeard also received 435,000 stock options as part of Plan 3 in consideration for his renunciation of the options granted to him as part of Plans 1 and 2. See Item 7: “Major Shareholders and Related Party Transactions––Distribution of Share Capital––Stock Option Plans”.

The general shareholders’ meeting of Thomson held on May 7, 2004 set the annual amount of total director’s fees at €450,000. As decided by the Board of Directors, directors’ fees are distributed among the directors, depending on the directors’ participation in the meetings of the Board of Directors and the Board Committees, of which they are members.

None of Thomson’s directors have service contracts which provide for benefits upon termination of employment.

Thomson Group

In 2004, the total compensation paid by the Company and by all companies of the Group to the members of the Executive Committee (see section “—Composition of the Executive Committee”) increased to €8.08 million (excluding compensation related to a specific plan for certain managers of the Content and Networks division and including the variable component which has increased to €2.65 million). In 2003, the total paid to the managers of the Executive Committee had been €7.9 million (excluding compensation related to a specific plan for certain managers of the Content and Networks division and including the variable component of €2.38 million).

The total provided by the Group for the pensions and retirement and other similar benefits granted to these same principal managers amounted to €1.7 million in 2004 and €1.6 million in 2003.

In case of departure from the Company, Frank E. Dangeard, in the role of Chief Executive Officer, can receive an indemnity equal to fifteen months of compensation, depending on the decision of the Board of Directors, with a six months notice period.

On October 8, 2002, Thomson’s Board of Directors approved an agreement to indemnify Charles Dehelly, in the event of involuntary departure from the Company, equal to twenty-one months of his annual compensation. In connection with this agreement, Thomson has incurred a charge of € 2,048,711 in its 2004 consolidated financial statements.

In 2002 or 2003, no director or officer of the Company was granted or exercised stock options.

C —Employees

Thomson’s workforce

At December 31, 2004, we employed approximately 49,000 people (temporary employees and trainees excluded), compared to approximately 58,400 employees in 2003, a decrease of 16%. The table below shows the total number of employees of our subsidiaries for the years indicated and provides a break-down by region.

	2002	2003	2004

Europe (1)	17,464	17,277	16,609
North America	14,405	13,073	12,992
Asia-Oceania (2)	20,268	17,015	12,842
Other countries (3)	12,967	11,034	6,636

Number of employees in consolidated subsidiaries	65,104	58,399	49,079

Number of employees in companies accounted for using the equity method	383	664	32,354 (4)

(1) Including employees based in Poland of:	5,256	5,697	5,416
(2) Including employees based in China of:	17,195	13,454	10,609
(3) Including employees based in Mexico of:	11,974	10,048	5,647
(4) Reflects essentially employees of TTE.

The above table includes all of our executives, non-executives and workers, including hourly employee. Temporary employees and trainees are excluded. We had 7,554 temporary employees as of December 31, 2004.

The decrease of employees in Thomson’s consolidated subsidiaries employees from 2003 to 2004 resulted primarily from strategic business decisions (e.g., the creation of TTE and the relationship with Foxconn, both leading to the transfer of several production and development sites) and to certain restructuring activities. This decrease was offset in part by growth initiatives through acquisitions and expansions, as described below.

The decrease in Europe is mainly the result of the transfer of our European-based television assets to TTE in July 2004 (Poland, Germany and France), the transfer of the Financial Shared Services Center to Accenture (mainly in France and Poland), restructuring activities conducted in Italy, France and United Kingdom, and the closure of the VHS production lines in Milan, Italy and Madrid, Spain. Offsetting in part these developments, we acquired International Recording (Italy), Madrid Film (Spain), EADS DCS (France), Corinthian Television (U.K.) and the Moving Picture Company (U.K.) in 2004.

In the United States, the decrease is due to the closure of Marion and Circleville tube plants, the transfer of our U.S.-based television assets to TTE and the restructuring in Beaverton, Nevada City and Salt Lake City, which were offset in part by the acquisition of the video division of ParkerVision (Jacksonville), Gyration (Saratoga), and the expansion of the Memphis DVD distribution facility.

In the rest of the Americas, the decrease is mainly related to the transfer of the Mexican television production sites to TTE, the transfer of the Financial Shared Services Center to Accenture (Mexico), the closing of Juarez Servicentro (Mexico) and the sale of the Juarez decoder production site to Elcotec (Mexico), which were offset in part by an inflow of employees resulting from the acquisition of Hughes Network Systems STB manufacturing assets in Tijuana (Mexico) and Command Post (Canada), and the expansion of Guadalajara DVD replication facility in Mexico.

The headcount in our Asian operations decreased in 2004 following the transfer of our television businesses to TTE and the relationship entered into with Foxconn, which resulted in the transfer of the optical pick-up production sites of Longhua and Nantou to Foxconn. This decrease was offset in part by our acquisition of color picture tube production lines from Fortune (Dongguan, China), launch of post-production operations in Tokyo (Japan) and creation of a joint venture based in Beijing engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services.

For more detailed description of our 2004 acquisitions and joint ventures mentioned above, please refer to Item 5: “Operating and Financial Review of the Company—Results of Operations for 2004 and 2003— Changes in scope of consolidation.”

Employee profit-sharing

Currently, there is no employee profit-sharing plan (accord de participation) or incentive plan (accord d’intéressement) based on the Company’s results at the Group level in France. However, seven French subsidiaries of the Company offer employees incentive plans based on the related subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three fiscal years amount to the following:

Amounts distributed in 2002 for year 2001: €1.8 million;
Amounts distributed in 2003 for year 2002: €1.0 million; and
Amounts distributed in 2004 for year 2003: €1.8 million

Also, several of our plants in France and in the United States offer their employees profit sharing based on company results and/or achievement of individual objectives. Our Executive Committee and our Strategic Leadership Committee are incentivized with plans based on Group and business unit results and the achievement of individual performance objectives.

Thomson Group

Employee shareholding and stock options plans

With Thomson’s IPO and the sales of our shares by the French State, our employees have been associated with the different changes in the share capital of their company. As of March 31, 2005, we estimate that approximately 23,000 of Thomson’s employees or former employees hold approximately 3.5% of our share capital. The Group’s employees have subscribed for shares offered by the French State in February 1999, October 1999, September 2000, March 2002 and December 2003, in accordance with the French Privatization law of August 6, 1986.

Moreover, since the end of 2000, Thomson has implemented an incentive policy related to the Company’s earnings and share price for members of our management through stock options programs.

For a description of our stock option plans, please refer below to Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital—Stock Option Plans.”

Group management and decision-making process

The Group’s streamlined management structure focuses on operational management, and is supervised by a light corporate structure. In addition to their operational responsibilities, selected Thomson managers in the field often assume corporate responsibilities for particular project-oriented missions, in such areas as quality, cost management or productivity enhancements.

The varied backgrounds and expertise of the Group’s senior management reflect the rich diversity and global reach of Thomson’ activities.

The Group management is organized around two main bodies, under the control of the Board of Directors:

  The Executive Committee (15 members)
  The Leadership Network (about 350 members)

Under the authority of the Group’s Chairman and Chief Executive Officer, the Executive Committee currently consists of 15 members (nine French, five North American and one British). It represents the Group’s strategic business units and support functions. The committee analyzes and evaluates Group performances and results and reviews the evolution of the financial performance of the different Group divisions in relation to the budget and the Group’s principal events. It also decides actions required to achieve Group objectives, and supervises operations (commercial contracts, partnerships, investments, acquisitions, etc.). For a description of our Executive Committee members, see above at “A—Directors and Senior Management—Executive Committee.”

The Thomson Leadership Network members provide the impetus for Thomson’s constant quest for innovative management ideas and programs. They are chosen for their leadership qualities, their ability to conceive and implement projects, their contribution to the Group’s performance, and their commitment to the Group’s transversal programs. They cover such areas as the Group’s medium and long term strategies and the expansion of Thomson’s products and services portfolio. An invaluable lever for mobilizing people, the Thomson Leadership Network enables the company to react quickly to growth opportunities and reinforces sharing of the Group’s vast pool of know-how and experience.

Skill management

Skill management is considered as a key element to manage processes and monitor risks. The Human Resources policies and practices of Thomson are aligned with business goals and strategy. This means identifying the skills and experience required to serve clients in the M&E industries.

Skill management is based on different methods such as:

  “Contracts of progress”: semi-annual ongoing dialogue during which short and long-term goals are established and reviewed,
  “Talent reviews”: designed to identify and recognize exemplary performance and strong potential.

At the same time, management remains committed to decentralized, networked management organization to ensure that skills and know-how are developed according to the operational needs of each specific business unit.

Thomson Group

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A —Distribution of Share Capital

Current Shareholding

The table below shows the evolution of our shareholding structure, to the best of our knowledge, up to March 31, 2005.

	At February 28, 2003		At March 1, 2004		At March 31, 2005

Shareholders	Number of	% of shares	Number of	% of shares	Number of	% of shares	% of voting
	shares held	held	shares held	held	shares held	held	right

Public	179,266,609	63.89%	238,701,112	85.07%	253,737,121	92.84%	93.71%
Employees	11,506,063	4.10%	11,650,821	4.15%	9,603,199	3.51%	3.55%
ITV (previously Carlton)	15,500,000	5.52%	15,500,000	5.52%	–	–	–
TSA (ex-Thomson SA) (1)	58,400,922	20.81%	5,692,884	2.03%	5,729,975	2.10%	2.12%
Microsoft	9,566,744	3.41%	2,659,621	0.96%	1,693,621	0.62%	0.62%
NEC	3,000,100	1.07%	–	–	–	–	–
Thomson	3,373,070	1.20%	6,373,070	2.27%	2,544,116	0.93%	–

TOTAL	280,613,508	100%	280,613,508	100%	273,308,032	100%	100%

(1)	On May 23, 2005, TSA granted common shares on a gratuitous basis to employees according to the terms of the employee offering of March 2002 amounting to 465,099 shares.

To the best of our knowledge, on March 31, 2005, no shareholder holds more than 5% of our share capital.

As it does on an annual basis, Thomson conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifiable), to determine its shareholder base as of December 31, 2004. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Thomson can thus identify its main shareholders (374 major funds were identified). Following this TPI at year-end 2004, the Group estimates that approximately 39 institutions each hold more than 0.5% of our share capital.

To the best of our knowledge, the members of the Board of Directors and the Executive Committee hold less than 1% of the share capital or voting rights of the Company.

Call Option Agreement in Connection with the Formation of TTE

In connection with the transaction that led to the formation of TTE, Thomson granted to TCL a call option to purchase 2.5 million Thomson shares at an exercise price of €18.12 per share. The exercise period runs to October 31, 2006.

Share Repurchase Program

Pursuant to the authorization of May 7, 2004 and following the September 15, 2004 shareholders’ meeting during which the Five Point Plan was validated, the Group repurchased 4,157,010 treasury shares until December 2004 for a cost of €73 million. See “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Between January 1, 2005 and May 9, 2005, 4,006,733 additional shares have been repurchased for a cost of €77 million.

The authorization of the share repurchase program was renewed at the annual shareholders’ meeting held on May 10, 2005. A prospectus (Note d’information) in connection with the share repurchase programs authorized by our annual shareholders’ meeting on May 10, 2005 was approved by the AMF under visa No. 05-422 on May 19, 2005.

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
  On March 16, 2002, Thomson issued 15.5 million shares to Carlton, representing 5.52% of Thomson’s share capital at that date in connection with its issuance of bonds redeemable in shares in March 2001. In November 2001, Carlton issued bonds exchangeable into 15.5 million shares to institutional investors.
  On March 28, 2002, in conjunction with the March 7, 2002 placement, and in accordance with the French privatization laws of August 6, 1986, TSA conducted an employee share offering, in which 2,538,076 shares were subscribed.
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
  Between January 1, 2002 and February 28, 2003, Microsoft sold 3.3 million of Thomson’s shares.

  Changes to our share capital in 2003

In 2003, several strategic partners reduced their interest in Thomson as a percentage of outstanding share capital pursuant to stock market transactions and private placements:

  In June 2003, NEC sold its remaining stake in Thomson, representing 3,000,100 shares. Following this transaction, NEC ceased to be a shareholder in Thomson.
  On November 4, 2003, TSA sold 51,982,941 of our shares through a placement to institutional investors. Thomson repurchased 3,000,000 of its shares in connection with TSA’s placement. Following this placement, Thomson is no longer subject to the French privatization laws and is now a fully publicly-held company.
  From December 12, 2003 to December 19, 2003, in conjunction with the November 4, 2003 placement, and in accordance with the French privatization laws, TSA conducted an employee offering, in which 581,933 shares were subscribed.
  Between February 28, 2003 and December 31, 2003, Microsoft sold 6,871,123 of our shares.

  Changes to our share capital in 2004

  On September 22, 2004, ITV (principal shareholder of Carlton Communication Plc) successfully carried out the sale of its entire shareholding in Thomson, a total of 15 million shares. As a consequence of the sale, ITV is no longer shareholder of Thomson.
  In October 2004, in line with the Group’s commitments, Thomson’s Board of Directors cancelled a total of 7,305,476 shares.
  At March 31, 2005, the Group held a total of 2,544,116 shares as treasury shares purchased for a total of €48 million.

Thomson Group

  As of March 31, 2005, TSA held 2.1% of Thomson’s outstanding shares.

Outstanding Dilutive Securities

Our share capital may be further diluted upon the conversion into new shares of our outstanding convertible/exchangeable bonds, our outstanding warrants (Bons d’acquisition d’actions existantes ou de souscription d’actions, or “BASA”) attributed in October 2004 to shareholders meeting certain conditions as approved by the shareholders’ meeting held on September 15, 2004, as well as our stock option Plans 2 and 3.

Assuming (i) all of the outstanding 2000 OCEANE and 2002 OCEANE as well as the convertible/exchangeable subordinated bonds issued to Silver Lake are converted into newly issued shares, (ii) all outstanding BASA offer are exercised for newly issued shares and (iii) all outstanding stock options issued under our stock option Plans 2 and 3 are exercised, our share capital would increase to 325,596,913, a 19% increase compared to the number of outstanding shares as of March 31, 2005.

This calculation does not take into account the expected further reduction of outstanding shares as a result of the ongoing €400 million share buy back program.

For additional information regarding shareholders’ voting rights and related matters, please refer to Item 10: “Additional Information—Memorandum and Articles of Association”.

Convertible/exchangeable bonds

Our 2000 OCEANE due 2006 are convertible into, or exchangeable for, 8,411,832 of our shares (following the buy-back and cancellation during 2002 of 413,000 OCEANE as well as 2,350,553 OCEANE during 2004) and have a nominal value of €72.67 each and a conversion ratio of one bond to one share.

Our 2002 OCEANE due 2008 were convertible into, or exchangeable for, 14,814,815 of our shares and had a nominal value of €40.50 each. They were also redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004. Of the original 14,814,815 bonds, 14,493,324 bonds were redeemed on January 1, 2005 at the option of the bondholders. The remaining outstanding 2002 OCEANE due 2008 are now convertible into, or exchangeable for, 321,491 Thomson shares.

In September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake, with a nominal value of U.S.$21,660 each, for an aggregate amount of U.S.$499,999,440. The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of €21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds are subject to certain transfer restrictions.

Holders of these convertible/exchangeable subordinated bonds have the option from the earlier of March 31, 2006 or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at a conversion ratio of 1,000 shares per bond. This conversion ratio is subject to adjustment under certain conditions. The shares issued upon conversion or granted upon exchange are subject to certain transfer restrictions.

These convertible/exchangeable subordinated bonds are redeemable in cash plus accrued interest at Thomson’s option at any time if less than 10% of the bonds remain outstanding or at any time after September 16, 2007 if the average of the closing share price for 10 consecutive days within the 20 days before the redemption notice as well as the closing share price on the redemption notice date times the number of shares into which a bond would be convertible, both exceed 150% of the par value of a bond.

Any or all of these convertible/exchangeable subordinated bonds are redeemable in cash plus accrued interest or in shares at the option of the holder from September 16, 2008 upon written notice to Thomson.

Bons d’Acquisition ou de Souscription d’Actions (“BASA”)

On September 15, 2004, the shareholders’ meeting of Thomson approved a subscription plan for all individual shareholders meeting the two following conditions:

  Having purchased or subscribed shares before June 30, 2002; and
  Still owning 80% of such shares as of July 21, 2004.

Each eligible shareholder had the right to subscribe one Thomson BASA for each share so held at €1 each. The number of BASA subscribed amounts to 12,471,368 at €1 each. Each BASA will be exercisable after the issuance of 2005 annual consolidated financial Statement of Thomson from March 1, 2006 until June 30, 2006 for one share at an exercise price of €16 per share. Thomson may choose to deliver new Thomson shares or existing treasury shares.

Stock Option Plans

At December 31, 2004, Thomson’s stock option plans established in accordance with the authorization provided at the shareholders meeting of November 10, 2000, were as follows:

	Plan 1	Plan 2	Plan 3
	Purchase options	Subscription options	Subscription options

Board’s decision	December 18, 2000	October 12, 2001	September 22, 2004
	March 16, 2001
	July 23, 2001

Number of Beneficiaries	463	556	574

Number of options granted	4,018,500	3,540,300	7,366,590

Exercise period	50% as of	50% as of	50% as of
	December 18, 2003	October 12, 2004	September 22, 2007

	50% as of	50% as of	50% as of
	December 18, 2004	October 12, 2005	September 22, 2008

Plan life	10 years	10 years	10 years

Exercise price	€55.90	€31.50	€16.00

Number of options cancelled	3,045,300	2,888,700	18,000
since the beginning of the plan

Number of remaining participants	74	58	569

Number of options outstanding	973,200	651,600	7,348,590

The Board of Directors approved on September 22, 2004, the Plan 3 for 574 beneficiaries, including 358 beneficiaries of former stock option plans who accepted to cancel the options they were granted under Plan 1 and Plan 2 for a total number of 3,972,000 stocks options in exchange and for the granting of new options under Plan 3. Under this plan, 852,700 options were granted to 216 employees who did not benefit from Plan 1 and 2. The exercise price for these options was €16. Former employees and retired employees were not eligible.

Thomson Group

Under Plan 3, the number of options granted to the ten most highly compensated employees of the Company amounted to 2,438,000 options.

As of December 31, 2004, no stock options have been exercised from these plans.

On April 19, 2005, the Board of Directors approved an additional stock option plan (Plan 4) for a total number of 721,400 options, which were granted to 94 beneficiaries. The exercise price of these options was €20.82.

B —Related Party Transactions

• TSA and its subsidiaries (“TSA”)

Although TSA significantly reduced its share capital in Thomson in November 2003, TSA remains a related party of Thomson as of December 31, 2004 as Thierry Breton (former member of the Board of Directors of Thomson) was chairman of the Board of TSA until February 27, 2005. Therefore, transactions with TSA through December 31, 2004 are disclosed hereafter. TSA is wholly owned by the French State.

Thomson and TSA entered into an agreement on July 1997 defining the relations between Thomson, TSA and Thales S.A. (formerly Thomson-CSF), with respect to the management and the use of certain intellectual property rights. By amendments signed in 2000 and 2002, the parties have agreed to clarify and simplify the use of such intellectual property rights.

By the amendment effective in December 2000 and expiring in July 2006, Thales S.A. and TSA have granted to Thomson Licensing S.A. (a wholly-owned subsidiary of Thomson) an exclusive right to grant licenses to third parties on their patents covering optical disk technologies and have also authorized Thomson Licensing S.A. to negotiate and sign such licensing agreements.

In addition in June 2002 backdated to July 1, 2001, TSA agreed to transfer all of the patents covered by the contract signed in July 1997 to Thomson Licensing S.A., which was already the beneficiary of all revenues driven by such rights.

• Alcatel and its subsidiaries (“Alcatel”)

Until July 2002, Alcatel was a shareholder of Thomson, holding up to 3.4% of Thomson’s share capital, and had one representative on the Board of Directors of Thomson. As a result, until July 2002, Alcatel was a related party of Thomson, and transactions with Alcatel up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with Alcatel.

Thomson purchased from Alcatel different services and products, primarily communication products, and paid trademark royalties totaling €26 million for the six-month period ended June 30, 2002.

Also, the Group sold products (mainly modems) to Alcatel for €97 million for the six-month period ended June 30, 2002.

Thomson’s trade account liabilities to Alcatel amounted to €5 million at June 30, 2002. At the same date, the Group had receivables from Alcatel amounting to €25 million.

Since the creation of the ATLINKS joint venture, Alcatel and Thomson have, consistent with the terms of the joint venture agreement entered into in 1999, shared equally in financing its operations. On a consolidated basis, the debt due to Alcatel by ATLINKS amounted to €14 million at June 30, 2002.

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

In the normal course of its business and based on market conditions Thomson entered into the following transactions with NEC.

The Group purchased from NEC components for DVD drives and Plasma displays in the amounts of € 1 million for the six-month period ended June 30, 2002.

The Group sold products (mainly DVD drives) and services (notably patent licenses), to NEC in the amounts of €18 million over the first six months of 2002.

At June 30, 2002, receivables from NEC to Thomson amounted to €1 million. As of the same date, amounts due to NEC were negligible.

In 2001, the Group acquired certain patents relating to plasma screen technology and the related know-how for U.S.$50 million (€57 million), including U.S.$5 million (€6 million) in withholding taxes paid to the French Treasury, with the objective of setting up a joint venture dedicated to plasma screen manufacturing. At the end of 2002, the parties renounced the original agreement and cancelled the related commercial agreements. As a consequence, NEC paid the Group €47.2 million.

• DIRECTV and its subsidiaries (“DIRECTV”)

DIRECTV was a shareholder of Thomson until August 21, 2002.

Eddy Hartenstein, Vice-Chairman of the Board of Directors of DIRECTV Inc., is a member of the Board of Directors of Thomson.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with DIRECTV.

The Group sold digital decoders and satellite receivers, as well as services to DIRECTV for amounts of €374 million, €67 million and €40 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Thomson also sells to retailers a significant number of digital decoders and satellite receivers, which are designed for prospective DIRECTV subscribers.

At December 31, 2004, 2003 and 2002, receivables from DIRECTV amounted to €35 million, €15 million and €83 million, respectively.

Thomson Group

Moreover:

  On April 14, 2003 Thomson signed a contract to supply DIRECTV with a significant number of encoders and control systems.
  On June 13, 2003, Canal+ Technologies, a subsidiary of the Group (see Note 2 to our consolidated financial statements) and DIRECTV signed a contract involving the supply by
  Canal+ Technologies to DIRECTV of its Media HighwayTM interactivity system. Thomson has guaranteed the performance of the contract.
  On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of DIRECTV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes. See Item 4: “Information on the Company—Business Overview—Content and Networks—Broadband Access Products” and Note 2 to our consolidated financial statements.

• Microsoft and its subsidiaries (“Microsoft”)

Hank Vigil, Senior Vice President of Microsoft, is a member of the Board of Directors of Thomson.

In the course of its business and based on market conditions, Thomson sells products and services to Microsoft, including, mainly, duplication and distribution services and promotional services, optical kits and royalties. These sales amounted to €77 million, €119 million and €303 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, 2003 and 2002, Thomson had accounts receivable from Microsoft amounting to €10 million, €6 million and €0 million, respectively.

• Carlton Communications Plc and its subsidiaries (“Carlton”)

From March 16, 2002 until September 22, 2004 Carlton held a 5.5% interest in the share capital of Thomson. As a consequence and for practical reasons, Carlton is considered a related party of Thomson until December 31, 2004.

In March 2001, Thomson partially financed the Technicolor acquisition by issuing promissory notes to Carlton in the amount of €669 million (USD 600 million, based on the historical exchange rate). The notes were payable in four equal installments on the first, second, third and fourth anniversaries of the transaction. In March 2004, 2003 and 2002, Thomson repaid Carlton the annual installments of the Notes, in amounts of €92 million, €149 million and €178 million, respectively. These amounts include, respectively, €8 million, €10 million and €7 million of accrued interests. In addition, on September 16, 2003, Thomson repaid €84 million in nominal value and €7 million of accrued interest prior to maturity. Thus, at December 31, 2004, 2003 and 2002, the outstanding amounts of promissory notes debt relating to the Technicolor acquisition were €84 million, €178 million and €459 million, respectively. Thomson incurred interest charges related to this debt of €3 million, €6 million and €10 million for the 2004, 2003 and 2002 periods, respectively. On March 16, 2005 Thomson repaid the final promissory notes in a total amount of €86 million of which €10 million was accrued interest. See Note 22 to our consolidated financial statements.

On May 7, 2002, the Group created a new joint venture with Carlton, Screenvision Europe, in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe.

During 2004, 2003 and 2002, Carlton and Thomson shared equally in the financing of Screenvision Europe’s business. The debt due to Carlton by Screenvision Europe, consolidated by the proportional method in the Group’s financial statements, amounted to €18 million, €18 million and €14 million at December 31, 2004, 2003 and 2002, respectively.

These loans bore interest at market rates, with Screenvision Europe incurring interest expense amounting to €0.5 million, €0.5 million, €0.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

• France Telecom and its subsidiaries (“FT”)

From October 2, 2002 until February 27, 2005, Thierry Breton was chairman and CEO of FT. Following these appointments, he resigned from his position as Chairman and CEO of Thomson but was appointed a member of the Board of Directors of Thomson and Chairman of Thomson’s Strategy Committee. As a consequence, FT has been considered as a related party and transactions between Thomson and FT since October 2, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT.

In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. For the year ended December 31, 2004 and 2003 and the three-month period ended December 31, 2002, Thomson recorded, respectively, €34 million, €22 million and €6 million in operating expenses related to the TINOS contract (as amended in November 2002).

In the normal course of business, Thomson is a supplier of ADSL set top boxes and other telephone products to FT. For the year ended December 31, 2004 and 2003 and the three-month period ended December 31, 2002, such sales amounted to €41 million, €23 million and €10 million, respectively. At December 31, 2004, 2003 and 2002, amounts due from FT to Thomson amounted to €9 million, €5 million and €13 million, respectively.

• A Novo Comlink Espana (“A NOVO”)

As of December 31, 2002, Thomson is no longer a shareholder of A NOVO (see note 2). Prior to the exit of A NOVO from the Group’s scope of consolidation in the second half of 2002, the Group accounted for its interest in A NOVO using the equity method.

In the normal course of its business and based on market conditions, the Group purchased equipment, spare parts and raw materials from A NOVO, with such purchases amounting to €62 million for the year ended December 31, 2002. The Group owed €15 million to A NOVO at December 31, 2002.

• TTE Corporation and its subsidiaries (“TTE”)

On July 31, 2004, Thomson and TCL formed TTE (see note 2). Since this date, Thomson accounts for its investment in TTE using the equity method. As a consequence, TTE is considered a related party of Thomson since August 1, 2004.

Pursuant to the agreements in connection with the formation of TTE, Thomson is a supplier of CRT tubes of TTE. In addition, Thomson licenses to TTE certain intellectual property and provides exclusive services to TTE. For the 5-month period ended December 31, 2004, such sales amounted to €365 million. As of December 31, 2004, amounts due from TTE to Thomson amounted to €106 million.

Thomson Group

In addition, Thomson and TTE enter into a Receivable Purchase and Sale agreement by which Thomson purchases TTE’s receivables and collects these receivables. As of December 31, 2004, Thomson loaned €99 million in respect of such TTE receivables and recognized an amount of €4 million as financial income over the 5-month period closing as of December 31, 2004.

• Silver Lake Partners (“Silver Lake”)

Silver Lake has a representative on the Board of Directors of Thomson since September 15, 2004 and is therefore considered as a related party of Thomson since that date.

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake. See “—Distribution of Share Capital—Outstanding Dilutive Securities Convertible/Exchangeable Bonds” and Note 20 to our consolidated financial statements. As of December 31, 2004, Thomson has financial debt toward Silver Lake amounting to €366 million. Over the year 2004, Thomson recognized interest expenses and certain other charges in an amount of €4 million toward Silver Lake.

Loans made by Thomson

We have an outstanding loan with Brian Kelly, Deputy CFO of Thomson and President of our Network Operations Services activity within the new Services division, for the purchase of real estate in the amount of U.S.$276,000. This loan, which was granted in April 14, 2000, began bearing interest on April 15, 2005 at a rate equal to the interest rate of the underlying mortgage loan taken out by Mr. Kelly on the property. The interest rate on this mortgage was 4.625% on April 15, 2005. As of this date, the full amount of the loan was outstanding.

ITEM 8 - FINANCIAL INFORMATION

A —Consolidated Financial Statements and Other Financial Information

Please refer to the consolidated financial statements and the notes and exhibits thereto in Part III hereof and incorporated herein by reference.

B —Legal Proceedings

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

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated, and is typically a precursor to the issuance of a formal penalty notice. The pre-penalty notices alleged that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. The pre-penalty notices were later withdrawn against two of the individual employees. According to the original pre-penalty notices, the tubes at issue had an appraised domestic value of approximately USD 419 million (€307 million at December 31, 2004). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€312 million at December 31, 2004). In an agreement reached with the Customs Service in January 1999, all actions with respect to the pre-penalty notices were suspended for a period of one year in exchange for waivers of the statute of limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, October 2002, March 2003 and July 2004 and are now effective through September 6, 2005.

The amended pre-penalty notices estimated the loss of custom revenues at approximately USD 12.5 million. Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue.

In addition, the Group indemnified the five employees for the monetary penalties. On May 30, 2003 the parties, including the Company, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties (the “Petition”) to the Customs Service. Since this submission, the Company’s counsel held various meetings with Customs officials advocating in particular the arguments made in the May 30, 2003 Petition.

On December 21, 2004 a Penalty notice was issued by the US Customs which withdraws allegations of fraud and any action on years 1997 and 1998 and which indicates that no penalty should be issued against individual officers and employees of Thomson. The Penalty notice lowers the loss of revenue

Thomson Group

from USD 12.5 million to USD 7.1 million and proposes a monetary penalty of USD 28.4 million. On January 21, 2005, Thomson submitted a petition for cancellation or remission of penalties. The Group intends to continue to defend itself vigorously against any allegations of wrongdoing, while cooperating with Customs in an effort to resolve the matter.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to €31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to €5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately €2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office.

On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to €9.7 million taxable income. In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Latina Frosinone which confirmed in March 2003 the initial judgment but without applying penalties.

On May 16, 2003 Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian Parliament in 2003. Videocolor applied for the years 1993 and 1994 and not for the following years and paid a total amount of €1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4.2 million and (ii) tax penalties amounting to €4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30, 2003 and before the court of Latina, this decision and Videocolor S.p.A. is now challenging this appeal.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3.5 million and €1.8 million, respectively and (ii) tax penalties amounting to €3.5 million and €1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15th, 2004 to reject almost all of the assessments of the Italian Tax authorities.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €127,000 and (ii) penalties amounting to €127,000. Videocolor S.p.A. appealed this assessment on March 2nd, 2004 before the competent tax jurisdiction of Frosinone in Italy.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€59 million at May 26, 2004 noon buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. Based on the information currently available, the Group is not in a position to estimate the liability and intends to vigorously defend the allegations set forth in the complaint.

Morris Reese

In May, 2004 Morris Reese filed suit against ATLINKS USA, Inc. (a wholly owned subsidiary of Thomson) and numerous other manufacturers and distributors of telephone equipment in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a U.S. patent n° 6,427,009 which relates to call waiting caller ID technology. In January, 2005, the parties entered into a settlement, providing for a dismissal of the lawsuit and a past and future worldwide license in the field of caller ID technology.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C. Oral argument of the appeal was heard on July 10, 2003 in the U.S. Court of Appeals for the Federal Circuit. On February 12, 2004, the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents at issue. As a result, the Court of Appeals vacated the summary judgment ruling issued by the District Court in favor of the defendants. On February 26, 2004, Thomson Inc., joined by the other Appellees, filed a petition for Rehearing En Banc with the Court of Appeals. In April 2004, the Court of Appeals denied the petition and remanded the case back to the District Court for further proceedings.

Jack Beery

On June 28, 2000 Jack Beery filed a complaint against Thomson in the U.S. District Court for the Southern District of Ohio alleging that various Thomson products infringe Beery’s ‘952' patent. Thomson is vigorously defending the case, and has instituted a section 291 interference action asserting the existence of prior art which the Company alleges invalidates the Beery patent.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation and Personalized Media Communications, L.L.C. filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV,

Thomson Group

Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc., Pioneer Corp., EchoStar Communications Corp. and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where, pursuant to an order of the U.S. District Court for the District of Delaware in May, 2003, the case is subject to an indefinite stay pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. On February 18, 2005, Parental Guide billed a notice of appeal.

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

The proposed settlement provides for two alternative remedies: (i) cash reimbursement for any documented out-of-pocket costs paid to a qualified service company to repair or diagnose the alleged audio loss problem, or (ii) a Rebate Certificate applicable to the purchase of a new Thomson-branded television. The Company has agreed to pay the plaintiffs’ attorneys’ fees and costs, and the administrative costs of the settlement. On May 24, 2004 the Court conducted a fairness hearing which resulted in an Order from the Court granting final approval of the settlement and a judgment of dismissal with respect to Thomson Inc. Also, on May 2004, the court made an interim award of attorneys’ fees to plaintiff’s counsel which was confirmed in a final order on January 31, 2005.

IP Innovation and Technology Licensing Corp.

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

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of its patents. The Company is vigorously defending the case, which is scheduled to commerce trial on August 16, 2005.

Fisher v. Thomson, Inc.

In February 2004, Randy Fisher filed an individual and purported class action in the Twentieth Judicial Circuit, St. Clair County, Illinois alleging that Thomson Inc. failed to disclose to purchasers of certain models of Thomson High Definition Televisions that those televisions would develop numerous latent defects. In January 2005, the parties resolved the dispute whereby the allegations were withdrawn.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to €25 million. Hearings took place in October 2004 and parties submitted their final position in January 2005. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in seven European countries are assessing imports into the European Union by Thomson subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to anti-

Thomson Group

dumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark and Sweden in an aggregate amount of around €15.7 million. On March 23, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal Plus Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal Plus Technologies, S.A. entered into several agreements which ultimately gave Canal Plus Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal Plus Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal Plus Technologies. No milestones were ever set. In 2002, Canal Plus Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal Plus Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. In June 2004, the Court denied Canal Plus Technologies’ motion for summary judgment, which asserted that the POA was an unenforceable agreement to agree, ruling that material issues of fact exist with respect to several matters including whether Canal Plus Technologies, through the conduct of the individuals it placed on the MNI board, excused MNI from the condition precedent of setting and meeting milestones. A court-ordered mediation occurred on December 6, 2004 but was unsuccessful. Pursuant to the Stock Purchase Agreement of Canal Plus Technologies between Thomson and Groupe Canal+ S.A., Groupe Canal+ granted Thomson certain rights with respect to amounts that may become payable by Thomson in connection with this dispute. The matter is scheduled for trial on June 13, 2005.

Thomson Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for an alleged remaining seven (7) years of the contract. Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services. An initial meeting was conducted with Praxair representatives on May 28, 2004, but no progress was made toward a resolution of the dispute. On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson S.A. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the

JPEG standard-setting process.

Environmental matters

A certain number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Bureau to perform an investigation and feasibility study relating to potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

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

C —Dividends

We may declare a dividend upon the recommendation of our Board of Directors and the approval of our shareholders at their annual general meeting. Under French company law, our right to pay dividends is limited in specific circumstances. For a description of these restrictions, refer to Item 10: “Additional Information—Memorandum and Articles of Association.”

On March 1, 2005, the Board of Directors proposed the distribution of a dividend amounting to €0.285 per share, or a 9.6% increase as compared to the €0.26 dividend paid last year. The distribution of this dividend was approved by the annual shareholders’ meeting held on May 10, 2005.

Any future payments of dividends will depend on our financial condition and results of operations, especially net income, and our investment policy at that time.

Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

Thomson Group

ITEM 9 - THE OFFER AND LISTING

Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed:

  on the Eurolist d’Euronext Paris S.A (Compartiment A) and are eligible for the Système de Règlement Différé (deferred settlement service) under the Euroclear France code ISIN FR0000184533, each described below; and
  on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

A —Listing on the Eurolist of Euronext Paris S.A.

Euronext Paris S.A. (“Euronext Paris”) is a wholly owned French subsidiary of Euronext NV, a Dutch holding company and the first pan-European stock exchange (“Euronext”). Securities listed on any of the stock exchanges participating in Euronext are traded through a common platform, with central clearinghouse, settlement and custody structures. However, securities remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

Securities approved for listing by Euronext Paris are traded in one of the three compartiments of Eurolist: Compartiment A, Compartiment B and Compartiment C. Aside from these regulated markets, securities of certain other companies are traded on a non-regulated market, the Marché Libre. These markets are all operated and managed by Euronext Paris, a market operator responsible for the admission of securities and the supervision of trading in listed securities.

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris. Trading on Eurolist (Compartiment A) takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed) with a final fixing at 5:30 p.m. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most actively traded securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on Eurolist (Compartiment A) if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on Eurolist (Compartiment A) in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the AMF (the body created by the merging of the former French Conseil des Marchés Financiers and the Commission des Opérations de Bourse, or “COB”) and the issuer also may request a suspension in trading.

Trades of securities listed on Eurolist (Compartiment A) are settled on a cash basis on the third trading day following the trade (immediate settlement or Règlement Immédiat). Market intermediaries are also permitted to offer investors a deferred settlement service (Service de Règlement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

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

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment date is deemed to occur after the dividend has been paid. Thus if the deferred settlement sale takes place during the month of a dividend payment, but before the actual payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Trading by our company in our own shares

Under French law, our company may not issue shares to itself, but we may purchase our shares in the limited cases described in Item 10: "Additional Information—Memorandum and Articles of Association—Purchase of our own shares” and “—Trading in our own shares”.

In France, our shares have been included in the SBF 120 and SBF 250 Indices since March 7, 2000 and in the CAC 40 Index since August 23, 2000. We are also part of the CAC IT20 Index, a Euronext Paris technology index.

The tables below set forth, for the periods indicated, the high and low quoted prices in euro for our outstanding shares on the Eurolist of Euronext Paris.

Years ending December 31,

			Euronext Paris

	Volume of transactions			Share price (in €)

	€ in	Shares	Average	Average	High	Low
	millions		volume	closing price

2002	13,558.5	546,861,580	2,144,555	25.23	37.15	12.05
2003	7,792.9	518,801,361	2,034,515	14.81	19.20	9.25
2004	9,137.0	554,675,374	2,141,604	16.45	19.58	13.83

Thomson Group

Quarters for years ending December 31,

		Euronext Paris

		Volume of transactions			Share price (in €)

		€ in	Shares	Average	Average	High	Low
		millions		volume	closing price

2002
First Quarter		4,765.7	147,684,525	2,382,008	33.60	37.15	28.50
Second Quarter		3,313.7	116,607,097	1,850,906	29.04	35.90	20.40
Third Quarter		3,072.0	143,567,015	2,175,258	21.33	26.45	15.15
Fourth Quarter		2,407.1	139,002,943	2,171,921	17.48	23.58	12.05

2003
First Quarter		1,342.6	100,997,052	1,603,128	13.17	18.12	9.25
Second Quarter		2,009.7	150,575,479	2,428,637	13.15	16.40	9.93
Third Quarter		1,602.0	105,152,943	1,593,226	15.09	18.20	12.95
Fourth Quarter		2,862.6	163,850,680	2,560,167	17.16	19.20	14.86

2004
First Quarter		2,715.2	167,551,752	2,617,996	16.18	18.67	13.83
Second Quarter		1,746.2	109,807,619	1,742,978	15.86	16.87	14.67
Third Quarter		2,125.3	135,837,278	2,058,141	15.57	16.98	14.13
Fourth Quarter		2,550.4	141,478,725	2,143,617	18.17	19.58	16.62

Source:	Euronext Paris

Last six months
		Euronext Paris

		Volume of transactions			Share price (in €)

		€ in	Shares	Average	Average	High	Low
		millions		volume	closing price

2005
April		774.6	38,793,448	1,847,307	20.15	21.24	18.66
March		892.6	43,506,745	2,071,750	20.70	21.42	19.41
February		658.8	33,168,216	1,658,411	19.89	20.46	19.21
January		941.4	49,486,584	2,356,504	19.07	20.06	18.08

2004
December		824.9	43,400,709	1,886,987	19.13	19.58	17.96
November		780.9	43,514,896	1,977,950	17.99	18.59	17.15

Source:	Euronext Paris

B —Listing on the New York Stock Exchange

JPMorgan Chase Bank had been serving as the depositary with respect to the ADSs traded on the New York Stock Exchange until December 31, 2004. Since February 2005, The Bank of New York now acts as Thomson’s depositary bank. Each ADS represents one ordinary Share.

The tables below set forth, for the periods indicated, the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

Years ending December 31,

	New York Stock Exchange

	Volume of transactions			ADS price (in U.S.$)

	U.S.$ in	Shares	Average	Average	High	Low
	millions		volume	closing price

2002	81.8	3,489,700	13,848	23.40	32.98	12.12
2003	78.8	4,694,300	18,628	16.82	22.37	10.23
2004	256.7	11,280,800	44,765	20.57	26.66	17.21

Source: NYSE, Bloomberg

Quarters for years ending December 31,

	New York Stock Exchange

	Volume of transactions			ADS price (in U.S.$)

	U.S.$ in	Shares	Average	Average	High	Low
	millions		volume	closing price

2002
First Quarter	26.2	896,200	14,937	29.26	32.98	24.90
Second Quarter	21.9	790,700	12,355	26.45	31.20	20.85
Third Quarter	15.3	743,300	11,614	20.82	25.78	15.00
Fourth Quarter	18.3	1,059,500	16,555	17.47	23.07	12.12
2003
First Quarter	13.9	979,800	16,062	14.74	18.64	10.23
Second Quarter	18.2	1,220,000	19,365	14.96	18.95	11.13
Third Quarter	17.2	1,030,600	16,103	16.98	19.57	15.08
Fourth Quarter	27.5	1,326,500	20,727	20.48	22.37	17.48
2004
First Quarter	30.6	1,509,200	24,342	20.29	23.12	17.21
Second Quarter	28.0	1,460,200	23,552	19.17	20.14	17.74
Third Quarter	31.0	1,606,200	25,097	19.11	21.09	17.55
Fourth Quarter	167.0	6,705,200	104,769	23.67	26.66	20.62
2005
First Quarter	170.3	6,539,300	107,202	26.15	28.36	23.49

Source: NYSE, Bloomberg

Last six months
	New York Stock Exchange

	Volume of transactions			ADS price (in U.S.$)

	U.S.$ in	Shares	Average	Average	High	Low
	Thousands		volume	closing price

2005
April	32.5	1,243,700	59,224	26.10	27.39	24.30
March	74.7	2,742,500	124,659	27.34	28.36	25.86
February	32.3	1,247,800	65,674	25.93	27.50	24.75
January	63.3	2,549,000	127,450	25.04	26.92	23.49
2004
December	125.9	4,884,700	222,032	25.75	26.66	24.44
November	21.4	915,600	43,600	23.45	24.30	22.57

Source: NYSE, Bloomberg

Thomson Group

ITEM 10 - ADDITIONAL INFORMATION

A — Share Capital

Following the cancellation of 7 305 476 treasury shares on October 19, 2004, Thomson’s share capital is as of March 31, 2005 €1,024,905,120 composed of 273 308 032 shares each with a nominal value of €3.75.

See also Item 7.A above.

B — Memorandum and Articles of Association

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

Authorized but Unissued Capital

Under authorizations that our Board of Directors has received from our shareholders, the Board of Directors may grant stock options or free shares (“restricted stocks units”) to employees and corporate officers and may additionally increase our capital for certain other purposes. More specifically, the following delegations to the Board of Directors were renewed by the last annual general shareholders’ meeting held on May 10, 2005:

  Delegations to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million through the issuance – with or without preferred subscription right – of shares and/or issuance of securities giving access to the capital of the Company and/or securities giving an entitlement to debt securities giving access to the capital of the Company.These delegations are valid for 26 months from May 10, 2005.

  Delegation to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million by capitalizing premiums, reserves, profit or otherwise. That delegation is valid for 26 months from May 10, 2005. In case of increase of capital without preferred subscription rights, the Board indicated that it will limit the use of its delegation to up to €200 millions.
  Delegation to the Board of Directors to increase the capital up to a maximum nominal amount of € 15 million in favor of members of Company savings plans.
  Delegations to the Board of Directors to grant stock options to subscribe or to purchase shares and/or free shares to staff or corporate officers of the Group. These delegations are valid for 38 months from May 10, 2005.

For information about our share capital history for the last three fiscal years, refer to Note 16 to our consolidated financial statements.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of shareholders’ general meetings, ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

  electing, replacing and removing directors;
  appointing independent auditors;
  approving the annual accounts;
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

  changing our company’s name or corporate purpose;
  increasing or decreasing our share capital;
  creating a new class of equity securities;
  authorizing the issuance of investment certificates, convertible or exchangeable securities;
  establishing any other rights of equity securities;
  selling or transferring substantially all of our assets; and
  the voluntary liquidation of our company.

Special meetings of shareholders of a certain category of shares (such as, among others, preferred shares) are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after approval by the relevant special meeting. As previously noted, the ordinary shares currently constitute the Company's only class of capital stock and the Company has not issued any preferred shares.

The Chairman of our Board of Directors or a Vice President of the Board of Directors presides over shareholders’ meetings. If none are available, the Board of Directors may delegate a member to preside over the meeting. Otherwise, those present at the meeting may elect a meeting chairperson.

Thomson Group

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

  one or several shareholders holding at least 5% of our share capital;
  any interested party in cases of urgency;
  duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;
  the Worker’s Council (comité d’entreprise) provided that there is an emergency; or
  the majority shareholder (either in terms of capital stock or of voting rights) after a tender offer (offre publique d’achat ou d’échange), or after the transfer of a controlling block.

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

  one or several shareholders holding a specified percentage of shares;
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or
  the Worker’s Council.

The Board of Directors must submit these resolutions to a vote of the shareholders.

During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions. Moreover, the Board of Directors must, 15 calendar days before a meeting, make available relevant documents that will enable the voting shareholders to make an informed decision.

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

Thomson Group

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

Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or be represented by a spouse or by another shareholder. Shareholders may vote in person, by proxy either to a spouse or to another shareholder or by mail. However, a holder of bearer shares who is not a French resident may be represented at shareholders’ meetings by an appointed intermediary as described in “—Attendance and Voting at Shareholders’ Meetings.”

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

  an ordinary general meeting; or
  an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a certain category of shares, the quorum requirement is one-half of the shares entitled to vote in that category, in person or vote by mail, proxy or video conference.

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

Under French law, shares of a company held in treasury by that company are not counted for quorum purposes.

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

Under French law, shares of a company held in treasury by that company are not entitled to voting rights.

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

Thomson Group

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

Changes in Share Capital

Increases in share capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following the recommendation of the Board of Directors. Such approval can either constitute a decision of the shareholders to increase the share capital or a delegation of power granted by the shareholders to the Board of Directors to increase the share capital. Increases in our share capital may be effected by:

  issuing additional shares;
  increasing the nominal value of existing shares; or
  creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

  for cash;
  for assets contributed in kind;
  by conversion or redemption of debt securities previously issued;
  by exercise or exchange of any other securities giving rights to such securities;
  by capitalization of profits, reserves or share premiums;
  subject to various conditions, in satisfaction of debt incurred by our company; or
  any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. Refer to “—Shareholders Meetings and Voting Rights.”

Pursuant to a French law of February 19, 2001, any of the above decisions to increase the share capital requires the shareholders, at an extraordinary shareholders’ meeting, to consider and vote upon a capital increase reserved for employees, although such reserved capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the share capital increase. For the available authorizations to increase our share capital, see “Authorized but Unissued Capital” above.

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that the increase has been previously authorized by the shareholders. The Board of Directors may further delegate this right to the Chief Executive Officer.

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

Thomson Group

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

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in the three trading days preceding the setting of the price (such average market price may be reduced by a maximum discount of 5%). However, within the limit of 10% of the share capital per year, the general extraordinary shareholder meeting may authorize the board of directors to set the issuing price in accordance with terms set by the general extraordinary shareholder meeting.

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

We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Crédit Agricole Investor Indosuez Corporate Trust. In addition, we maintain separate accounts in the name of each registered shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each registered shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Crédit Agricole Investor Indosuez Corporate Trust, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes or ceases to be the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3%, as applicable, of the outstanding shares or voting rights of a listed French company whose shares are registered with an accredited financial intermediary, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within five trading days of the date it crosses such threshold, of the number of shares it holds (directly or in the form of ADSs or by an intermediary as described in “—Attendance and Voting at Shareholders’ Meetings”), their voting rights and the number of securities giving access, directly or indirectly, to shares and/or voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. The AMF makes the notice public.

French law and the New General Regulation of the AMF impose additional reporting requirements on persons who are increasing their ownership above 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report (declaration of intention) with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend it stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention which change may only be motivated by a significant change in the business, it must file a new report.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. The regulations provide for some exceptions to the rule.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholder’s meetings until the end of a two-year period following the date on which the owner thereof complies with the

Thomson Group

notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to criminal fees.

In addition, our statuts provide that any individual or entity acting alone or in concert who becomes, directly or indirectly, the owner of 0.5%, or more, of the total number of shares or voting rights of the Company (as defined in Article L.233-7 of the French Commercial Code) must notify the company within 5 trading days of exceeding the threshold by registered/certified letter with return receipt requested, by fax, or by telex indicating whether the shares or voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. It is to be renewed per additional holding of 0.5 % of the capital or of the voting rights, without limitation. This duty applies under the same conditions when the equity holding or the voting rights become lower than the thresholds mentioned above. Each shareholder who does not comply with these requirements may be deprived of the right to vote pertaining to the shares exceeding the threshold at issue.

In addition, upon holding directly or indirectly 2%, or more, of the total number of shares comprising the share capital or voting rights, a person, acting alone or in concert, is required within 5 days of exceeding this threshold to request that its shares be converted into registered form. This only applies to all the shares acquired beyond that threshold. A copy for entry in registered form, sent by registered/certified letter with return receipt requested, by telex or by fax to the company within this 5-day period shall operate as a statutory declaration of exceeding the threshold.

In order to permit holders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within fifteen calendar days of such change, the number of voting rights outstanding. In both cases, the Company must also provide the AMF with a written notice (avis) setting forth the number of voting rights outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice, mentioning the date each such number was last updated.

In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the Depositary and the Depositary shall, as soon as practicable, forward such notification to us and to the AMF.

Purchase of Own Shares

Under French law, the Company may not issue shares to itself. However, it may, once listed, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months. To acquire shares for this purpose, the Company must file a note d'information that has received the approval (visa) of the AMF. The Company can elect to file such note d'information either prior to obtaining shareholders' approval at an ordinary general meeting, or after the board of directors, duly authorized by the shareholders, has decided to initiate the share repurchase plan.

In accordance with the European Union Commission Regulation (EC) 2273/2003 of December 22, 2003 and with the “Règlement Général” instructions and communications of the AMF, the Company may repurchase its shares for the following purposes:

  to cancel the shares, with shareholders' approval at an extraordinary general meeting;
  to deliver shares in connection with the conversion of securities giving access to its share capital;

  to sell or transfer the shares to its employees under a profit sharing plan or stock option plan that has been approved by shareholders at an ordinary general meeting;
  to deliver shares (in exchange, payment or otherwise) in the context of external growth transactions; or
  to put in place with one or several providers of investment services acting independently a liquidity agreement compliant with a code of practices (charte de déontologie) recognized by the AMF.

Shares can be purchased on the market or otherwise, such as the purchase of blocks of shares.

The Company may not cancel more than 10% of its outstanding share capital over any 24-month period. Its repurchase of shares also may not result in the Company holding, directly or through a person acting on its behalf, more than 10% of its outstanding share capital, or if it has different classes of shares, 10% of the shares in each class.

The Company must hold any repurchased shares in registered form. These shares also must be fully paid up. Shares repurchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights, and the Company may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. If the shareholders decide to take them into account, the Company must either sell the rights attached to the shares it holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

A delegation to the Board of Directors was given by the Annual Shareholders’ Meeting held on May 10, 2005 to repurchase up to 10% of our share capital. The purchase price may not exceed €50 per share, subject to adjustment for changes in our share capital and except in certain limited circumstances, including where securities are issued by way of payment or exchange, particularly in connection with external-growth operations. This authorization is valid for 18 months as of May 10, 2005. This authorization cancels and replaces the authorization given on May 7, 2004.

Trading in our own shares

Article 631-1 of the General Regulations (Règlement Général) of the AMF prohibits market manipulation. Market manipulation is defined as:

  Transactions or orders to trade (i) which give, or are likely to give, false or misleading signals as to the supply of, demand for or price of financial instruments, or (ii) which secure, by a person, or persons acting in collaboration, the price of one or several financial instruments at an abnormal or artificial level, unless, in both (i) and (ii), the person who entered into the transactions or issued the orders to trade establishes that its reasons for so doing are legitimate and that these transactions or orders to trade conform to accepted market practices on the regulated market concerned; and
  Transactions or orders to trade which employ fictitious devices or any other form of deception or contrivance.

Trading in own shares as part of share repurchase plans provided these programs comply (a) with the provisions described in the preceding section “— Purchase of Own Shares” or (b) with a market practice admitted by the AMF and the provisions described in the preceding section “— Purchase of Own Shares” are presumed not to be market manipulation.

Thomson Group

These provisions also do not apply to transactions carried out by a provider of investment services within the framework of the stabilization of a financial instrument in compliance with European Union Commission Regulation (EC) 2273/2003 of December 22, 2003.

Article 631-6 of the General Regulations (Règlement Général) provides that there are two periods during which the Company is not permitted to trade in its own securities: the 15-day period before the date on which it makes its annual, half-yearly and, if applicable, quarterly consolidated or unconsolidated accounts public, and the period beginning on the date at which it becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

After making an initial purchase of its own shares, the Company must file monthly reports with the AMF that contain specific information about subsequent transactions. The AMF makes this information publicly available.

Thomson has established “black-out periods” during which shares must not be sold or purchased by Thomson. These periods include half-year “black-out periods” from June 25 to the second day following the announcement of the first half results and from December 25 to the second day following the announcement of the full year results. Thomson has also established quarterly “black-out periods” from March 25 to the second day following the announcement of the first quarter sales and from September 25 to the second day following the announcement of the third quarter sales.

C — Material Contracts

For a discussion of the Combination Agreement that we have entered into with TCL in connection with establishing TTE and certain related arrangements entered into in connection therewith, see Item 4: “Information on the Company—Business Overview—Mainstream Consumer Products—Launch of TTE.”

D — Exchange Controls and Other Limitations Affecting Security Holders

Ownership of shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions.

Under current French foreign direct investment regulations, however, a notice (déclaration administrative) must generally be filed with the French Ministry of Economy and Finance in the event of the acquisition of an interest in any French company by any non-French resident or by any foreign entity, if such acquisition would result in non-French residents or foreign entities possessing more than 33.33% of the voting rights or share capital of such French company.

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

E — Taxation

French Taxation

The following generally summarizes the material French tax consequences of owning and disposing of our shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof and are subject to any changes in applicable laws and tax treaties after that date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares.

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

The term “dividends” used in the following discussion means dividends within the meaning of the relevant income tax treaties where applicable, or where not defined by such treaties, within the meaning of French domestic tax law as set forth in a recent administrative guideline dated February 25, 2005 (4 J-1-05) (the “Administrative Guideline”).

Prior to December 31, 2004, shareholders resident in France (“French Resident Holders”) who received a dividend were, under certain circumstances, entitled to a tax credit (“avoir fiscal”) representing a portion of the underlying tax paid at the corporate level.

The French Finance Law of 2004 (the “Finance Law”) repealed the benefit of the avoir fiscal with respect to dividends received by corporate French Resident Holders after December 31, 2003 (subject to certain exceptions). Additionally, the Finance Law repealed the avoir fiscal with respect to dividends received after December 31, 2004 by French Resident Holders who are individuals. Instead, French Resident Holders who are individuals who receive dividends after December 31, 2004 are taxed on only 50% of the amount of the dividends and, in addition, are entitled to a new tax credit (“crédit d’impôt”) equal to 50% of the amount of dividends they received. The crédit d’impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder.

Dividends paid to shareholders that are not residents of France (“Non-French Resident Holders”) are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends. Non-French Resident Holders will not be eligible to the crédit d’impôt (with respect to dividends received as of January 1, 2005).

Under various income tax treaties entered into by France with other countries, qualifying Non-French Residents Holders were, under certain circumstances, entitled to a reduced rate of withholding (generally to 15% or 5%) or an elimination of the French withholding tax and a refund of the avoir fiscal (the refund being, however, subject to the French withholding tax). Non-French Resident Holders who are individuals who received dividends in 2004 are still eligible for the avoir fiscal refund, even if, in practice, the refund is paid in 2005. The avoir fiscal refund should be equal to 50% of the dividend (subject to the applicable withholding tax) if such Non-French Resident Holders complied with the procedural rules applicable at the dividend payment date.

Thomson Group

The Administrative Guideline provides for the following requirements in order to obtain a reduction or an elimination of the French withholding tax under the terms on an income tax treaty with respect to dividends paid as of January 1, 2005. A reduction or elimination at the time of payment (i.e., at source) will only be granted (i) to those Non-French Resident Holders that may qualify for the so-called “simplified” procedure, and (ii) to a certain extent, those Non-French Resident Holders whose identity and tax residence are known by the French paying agent of the dividends (within the meaning of the Administrative Guideline).

Under the “simplified” procedure, Non-French Resident Holders may claim a reduction or an elimination of the French withholding tax on the French dividends to be received, by providing the financial institution managing their securities account and the paying agent, before the dividend payment date, a certificate of residence conforming with the template attached to the Administrative Guideline. The certificate of residence must be certified by the tax authority of the Non-French Resident Holder’s country of residence, in compliance with the requirements provided by the Administrative Guideline.

Where the Non-French Resident Holder’s identity and tax residence are known by the French paying agent, the latter may apply the reduction or elimination of the withholding tax rate to dividends it pays to such Non-French Resident Holders without obtaining a certificate of residence.

Non-French Resident Holders eligible for treaty benefits that are not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent may obtain reduction or elimination of the withholding tax under the so-called “standard” procedure. Under the “standard” procedure, the French paying agent withholds the entire tax and the Non-French Resident Holder may apply for a partial or total refund provided that the Non-French Resident Holders produce the appropriate form (issued by the Republic of France or any other form required by the French tax administration) duly completed in compliance with the provisions set out in the Administrative Guideline. Any French withholding tax refund is generally expected to be refunded within twelve months from the filing of the appropriate form. However, it will not be refunded before January 15 of the year following the year in which the dividend was paid.

The Administrative Guideline does not clarify whether the crédit d’impôt will be available to Non-French Resident Holders who are individuals and who benefit from a tax treaty providing for the transfer of the avoir fiscal. It is therefore not clear whether the relevant French tax authorities would agree with an analysis which would consider the crédit d’impôt to be available to qualifying Non-French Resident Holders to the same extent that the avoir fiscal was available.

France has entered into tax treaties with the following countries and overseas possessions under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Non-French Resident Holders should consult their own tax advisors in order to determine the effect of the relevant tax treaty provisions (if any), the consequences of the Finance Law, and the applicable procedures in respect of the Administrative Guideline, in light of such holders particular circumstances.

Australia	Japan	Norway
Austria	Latvia	Pakistan
Belgium	Lithuania	Saint-Pierre et Miquelon
Bolivia	Luxembourg	Senegal
Brazil	Malaysia	Singapore
Burkina Faso	Mali	South Korea
Canada	Malta	Spain
Estonia	Mauritius	Sweden
Finland	Mayotte	Switzerland
Gabon	Mexico	Togo
Ghana	Namibia	Turkey
Iceland	The Netherlands	Ukraine
India	New Caledonia	United Kingdom
Israel	New Zealand	United States of America
Italy	Niger	Venezuela
Ivory Coast

Potential investors should consult their own advisors to determine whether they are entitled to a tax treaty and, if so, what procedures must be followed in order to claim those benefits.

Taxation on Sale or Other Disposition of Shares

Subject to more favorable provisions of any relevant double tax treaty, Non-French Resident Holders, who do not hold shares in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (bénéfices sociaux), directly or indirectly, alone or with relatives at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of our shares.

A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such written agreement is executed outside France. The French Finance Law amending the French Finance Law of 2004 increased the above 1% rate of registration duty to 1.1% (subject to a maximum increased to €4,000 per transfer) with respect to written share transfer agreements executed in France as of January 1, 2006. No French stock exchange stamp duty is payable on the sale of our shares by Non-French Residents Holders, unless the sale is evidenced by a written agreement executed in France.

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

Wealth Tax

The French wealth tax (impôt de solidarité sur la fortune) generally does not apply to Non-French Resident Holders who are individuals owning directly or indirectly less than 10 percent of our share capital assuming the shares do not enable such non-French residents to exercise influence over our Company.

Thomson Group

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

  a dealer in securities,
  a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization,
  a life insurance company,
  a person liable for alternative minimum tax,
  a person that actually or constructively owns 5% or more of the voting stock or the share capital of Thomson, a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of France, all as currently in effect, as well as on the income tax treaty between the United States of America and France (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for U.S. federal income tax purposes:

  a citizen or resident of the United States,
  a domestic corporation,
  an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances, in particular if you are eligible for the benefits of the Treaty.

Taxation of Dividends

French Taxation

As discussed in more detail under “—French Taxation,” dividends paid by French companies to Non-French Resident Holders generally are subject to French withholding tax at a 25% rate. Such Non-French Resident Holders were generally not eligible for the benefit of the avoir fiscal (with respect to dividends received prior to January 1, 2005) and will not be eligible for the crédit d’impôt (with respect to dividends received as of January 1, 2005).

However, U.S. holders are entitled to a reduced rate of withholding at a rate of 15% with respect to dividends, subject to the satisfaction of certain requirements described below.

U.S. Holders are no longer entitled to any refund of the avoir fiscal or the précompte with respect to dividends distributed in 2005, as both the avoir fiscal and the précompte have been repealed pursuant to the Finance Law. However, U.S. holders who are individuals remain entitled to a refund of the avoir fiscal with respect to dividends paid to them in 2004, even if the avoir fiscal is, in practice, refunded in 2005. Therefore, U.S. holders who are individuals that received dividends in 2004 are entitled to an avoir fiscal refund equal to 50% of the dividends (subject to a deduction of the 15% withholding tax), provided that such U.S. holders complied with the procedural rules applicable at the dividend payment date.

As discussed in more detail under “—French Taxation,” French Resident Holders who receive dividends paid on or after January 1, 2005 by French companies may be entitled to the crédit d’impôt equal to 50% of the dividends with an overall annual cap of €230 or €115, depending on the marital status of the individual. Neither French law nor the Administrative Guideline specifies whether Non-French Resident Holders are eligible for the newly established crédit d’impôt. It is therefore not clear whether the relevant French tax authorities would agree with an analysis which would consider the crédit d’impôt to be available to qualifying Non-French Resident Holders to the same extent that the avoir fiscal was available.

French Procedure to Claim Treaty Benefits

Under the Treaty, the rate of the withholding tax will be reduced to 15%, provided that certain requirements are satisfied.

The requirements provided by the Administrative Guideline and referred to in more detail under “—French Taxation” above apply to a U.S. holder, although the U.S. Internal Revenue Service (the “IRS”) is not required to certify the certificate of residence, provided that (i) the U.S. holder provides the U.S. financial institution managing such holder’s securities account a certificate of residence conforming with the template attached to the Administrative Guideline and (ii) the U.S. financial institution managing the U.S. holder’s securities account in the United States certifies to the French paying agent that the U.S. holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certification by the U.S. financial institution managing the U.S. holder’s securities account in the United States is not obtained, the Internal Revenue Service should certify the abovementioned certificate of residence and, upon certification, the U.S. Holder should furnish it to the French paying agent.

Where the U.S. holder’s identity and tax residence are known by the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such U.S. holder even if the U.S. holder does not comply with the requirements set forth in the preceding paragraph.

In all cases, application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative Guideline are duly sent to the paying agent before the dividend payment date.

Thomson Group

A U.S. holder that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld that were in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on form RF 1A EU-No 5052 certified by the U.S. financial institution managing the U.S. holder’s securities account before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities, according to the requirements provided by the February 25, 2005 Administrative Guideline. Any French withholding tax refund is generally expected to be paid within twelve months from the filing of form RF 1A EU-No 5052. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of the form RF 1A EU-No 5052, together with instructions, are available from the U.S. Internal Revenue Service. Certificates of residence mentioned in the Administrative Guideline may also be available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Résidents at 9, rue d’Uzès, 75094 Paris Cedex 2, France. Information regarding the identity and address of the paying agent will be available from the Company.

US Pension Funds and other tax-exempt entities created and operating their activities in accordance with the provisions of Sections 401(a), 403(b), 457 or 501(c) (3) of the Code are subject to the same general filing requirements except that, in addition, they have to provide a certificate issued by the IRS or any other document stating that they have been created and are operating their activities in accordance with the provisions of the above-mentioned Sections of the Code. This certificate must be provided only once after the first application for the 15% withholding tax rate at source and at the specific request of the French Tax Authorities.

Similarly, regulated companies such as RICs, REITs and REMICs (“Regulated Companies”) will have to send to the financial institution managing their securities account a certification from the IRS indicating that they are classified as a Regulated Company under the relevant sections of the Code. This certification must be produced each year.

The Depository is obligated to provide certificates of residence together with instructions to all U.S. holders of ADRs registered with the Depository. The Depository is also obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. holders to benefit from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made in 2004 to U.S. holders who are individuals, the refund of the avoir fiscal, in accordance with the procedures established by the French tax authorities. To affect such benefit, recovery and/or refund, the Depository is obligated to advise such U.S. holders to return the relevant form and certificate to it properly completed and executed. The Depository is obligated to cause properly completed forms and certificates to be filed with the appropriate French tax authorities. Additionally the Depository is obligated to transfer to the U.S. holders any resulting remittance as soon as practicable in U.S. dollars.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. Holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes and including any avoir fiscal, précompte or crédit d’impôt to which you may be entitled under the Treaty). You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a non corporate U.S. holder before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by Thomson with respect to the shares or ADSs will generally be qualified dividend income.

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

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Refer to the caption “—Taxation of Dividends—French Procedure to Claim the Treaty Benefits” above for the procedures for obtaining a tax refund.

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

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

French Gift and Inheritance Tax

Under the estate and gift tax convention between the United States and France, a transfer of shares by gift or by reason of the death of a U.S. Holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France

Thomson Group

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

F — Documents on Display

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Thomson’s financial market risks are managed centrally by its corporate treasury department in France. The corporate treasury has reporting to it two regional treasury departments in Indianapolis, United States, and in Hong Kong. The treasury department is part of the corporate finance department and reports to the CFO. Total staffing of treasury is 15 persons.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee of the Board of Directors via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

Thomson faces financial market risks primarily due to exchange rate fluctuations, interest rate fluctuations, stock price fluctuations and liquidity risk. To reduce interest rate and currency exchange rate risk we enter into hedging transactions. To reduce liquidity risk we put in place various long-term and committed financings.

With regard to derivative instruments, our policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit us or our subsidiaries to take speculative market positions.

We may also use derivatives to reduce our exposure to stock price fluctuations of certain of our investments in listed companies.

In order to reduce our exposure to interest rate and currency fluctuations, we use interest and currency rate derivative instruments in accordance with market conditions and within the framework of procedures established by us.

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

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging within the over-the-counter market with a limited number of highly rated counterparties.

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

Thomson Group

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

Due to the long-term nature of our investments in foreign subsidiaries, our policy is not to hedge such exposures. Our principal foreign investment is the shares we hold in our U.S. subsidiary, Thomson Inc., the book value of which was €1,735 million at December 31, 2004. The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet.

Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2004 were the U.S. dollar, Chinese yuan, Japanese yen, British pound, Canadian dollar, Mexican peso, Singapore dollar, Hong Kong dollar and Polish zloty.

In order to reduce the currency exposure on commercial transactions, our subsidiaries seek to denominate their costs either in the same currencies as their sales or in specific cases in currencies that we believe are not likely to increase in value compared with the currencies in which sales are made. Our policy is for our subsidiaries to report regularly their projected foreign currency needs and receipts to the corporate treasury department, which then reduces the overall exposure by netting purchases and sales in each currency on a global basis. Exposures that remain after this process are hedged with banks using foreign currency forward contracts and occasionally foreign currency options.

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

Financial exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the corporate treasury department to the extent practicable. In order to balance the currencies that the corporate treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2004, these swaps were primarily undertaken to swap euros, both deposited internally with and borrowed externally by our corporate treasury, against U.S. dollars lent out by our corporate treasury department.

Impact on Thomson of exchange rate fluctuations

The majority of our net sales as well as a significant portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Consumer Products and Content and Networks divisions. As a result, the fluctuations of the U.S. dollar/euro exchange rate have a significant translation impact on our net sales and to a lesser extent on our operating income.

In 2004, the exchange rate fluctuations had a negative translation impact of €399 on our sales and of € 5 million on our operating income, following a 7% decline in the U.S. dollar/euro rate over the year 2004. We estimate that this sensitivity has not significantly changed since the end of 2004. As described above, we do not hedge this translation exposure.

Further, exchange rate fluctuations on our commercial exposures also impact our net sales and operating income. The impact, however, is significantly less than the translation impact. For our sales, the impact on commercial exposures is less important than the translation impact because 80-85% of the sales of our subsidiaries are in their domestic currency.

In addition, the two main commercial exposures are our European Licensing activities’ receipts in U.S. dollars and purchases in U.S. dollars made in Asia (principally finished products) by our European marketing and sales entities within the Consumer products division. The effects of these exposures partially compensate each other.

Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2004, shown by maturity dates and calculated based on the applicable forward rate in each contract.

Thomson Group

At December 31, 2003	2005	2006	2007	2008	Thereafter

	(€ in millions)
Commercial Transactions
Forward purchases:
Euro	478	26	—	—	—
U.S. dollar	375	—	—	—	—
Polish zloty	61	—	—	—	—
Mexican peso	33	—	—	—	—
British pound	130	—	—	—	—
Singaporean dollar	26	—	—	—	—
Hong Kong dollar	22	—	—	—	—
Other currencies	7	—	—	—	—
Total	1,132	26	—	—	—

Forward sales:
Euro	475	—	—	—	—
U.S. dollar	415	25	—	—	—
British pound	83	—	—	—	—
Japanese yen	14	—	—	—	—
Canadian dollar	52	—	—	—	—
Polish zloty	57	—	—	—	—
Other currencies	36	—	—	—	—
Total	1,132	25	—	—	—

Financial Transactions
Forward purchases:
Euro	1,368	—	—	—	—
U.S. dollar	202	—	—	—	—
British pound	52	—	—	—	—
Polish zloty	28	—	—	—	—
Other currencies	29	—	—	—	—
Total	1,679	—	—	—	—

Forward sales:
U.S. dollar	1,120	—	—	—	—
Euro	310	—	—	—	—
Polish zloty	44	—	—	—	—
British pound	69	—	—	—	—
Swiss franc	23	—	—	—	—
Japanese Yen	15	—	—	—	—
Total	1,581	—	—	—	—

Interest Rate Fluctuations

We are mainly exposed to interest rate risk on our deposits and indebtedness. In order to reduce this exposure, we enter into interest rate swaps, forward rate agreements and caps.

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

In accordance with our corporate policies and procedures, the corporate treasury department manages our financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

In 2004, our average financial debt amounted to €2,302 million, on average 30% at floating rates, meaning interest rates that are fixed for a period of less than one year, taking into account interest rate hedging operations. Our average deposits in 2004 amounted to €1,532 million, 100% at floating rates.

In 2003, our average financial debt amounted to €1,914 million, on average 21% at floating rates, taking into account interest rate hedging operations, and our average deposits amounted to €1,334 million, 100% at floating rates.

In addition, we have recorded promissory notes in an average amount in 2004 of €109 million as “Debt related to Technicolor acquisition.” Two synthetic leases, previously recorded off-balance sheet, were consolidated in 2004. The promissory notes were entirely at floating interest rates.

The table below presents the periods for which the interest rate of our interest rate sensitive assets and liabilities are fixed. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interests at December 31, 2004.

	Amounts at December 31, 2004 with interest rate
	fixed for the following periods

	Less than	1 year to	Greater than
	1 year	5 years	5 years

	(€ in millions)
Convertible bonds	(587)	(672)	(367)
Other long term debt	(204)	(8)	(346)
Short term debt (excluding the short-term
component of convertible bonds)	(317)	—	—
Total Debt	(1,108)	(680)	(713)
Promissory notes	(84)	—	—
Deposits	1,906	—	—
Net positions before hedging	714	(680)	(713)
Interest rate hedging	(195)	—	195
Net positions after hedging	519	(680)	(518)

In 2004, applying a 1% point variation in interest rates to the less than one year net position would have a maximum annual net impact of approximately €5.1 million.

For further information regarding our financial debt, please refer to Note 20 to our consolidated financial statements.

Interest Rate Hedging Cash Flows

The table below provides an indication of the estimated future cash flows existing at December 31, 2004 from our interest rate hedging instruments and the related hedged assets and liabilities. These cash flows are calculated based, as applicable, on the market interest rates and on the applicable spot currency exchange rates at December 31, 2004 and are the estimated interest flows until maturity of the transaction.

Thomson Group

At December 31, 2004	2005	2006	2007	2008	2009	Thereafter

	(€in millions)
Interest-rate swaps
Fixed rates:
Lender (rates of Senior Notes)	10.1	10.1	10.1	10.1	10.1	48.9
Floating rates:
Borrower (3 month LIBOR)	(5.2)	(5.2)	(5.2)	(5.2)	(5.2)	(24.3)
Borrower (6 month £-LIBOR)	(2.8)	(2.8)	(2.8)	(2.8)	(2.8)	(11.0)
Total interest-rate swaps	2.1	2.1	2.1	2.1	2.1	13.6
Long-term debt
Fixed rate	(51.3)	(45.3)	(28.2)	(28.2)	(28.1)	(78.6)
Floating rates (1 month LIBOR)	(3.8)	(3.8)	(1.3)	—	—	—
Floating rates (3 month LIBOR)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)
Total long-term debt	(56.2)	(50.2)	(30.6)	(29.3)	(29.2)	(79.7)
Short-term debt and bank overdrafts
net of cash and cash equivalents
(floating rate mainly EONIA
and 1-month LIBOR)	0.7	—	—	—	—	—

Liquidity Situation

In order to assure a continued uninterrupted access to the financial markets at attractive conditions and to protect against market liquidity shortages we maintain prudent credit policies which include:

  keeping a moderate level of net debt to equity,
  maintaining at all times strong cash flow to debt and interest coverage ratios, having sufficient liquidity available including committed back-up credit facilities, and financing with a significant portion of long term debt.

In July of 2002 Standard & Poor’s announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook. This rating was reconfirmed most recently in March 2005. In October 2004, Moody’s assigned a long-term issuer rating to Thomson S.A. of Baa1 with a stable outlook.

The table below summarizes our liquidity situation at December 31, 2004.

Debt instrument or credit facility	Type of	Amount	Drawn at	First maturity	Existence
	interest rate	(€ in millions)	December		of hedges (1)
			31, 2004

Convertible bond	fixed	659	659	Jan. 1, 2006	No
Convertible bond	fixed	367	367	Sep. 16, 2008 (3)	No
Senior notes	fixed	346	346	June 30, 2010	Yes (2)
Convertible bond	fixed	13	13	Jan. 1, 2008	No
Other long-term debt	various	212	212	Various	No
Short-term portion of conv. bond	fixed	587	587	Jan. 1, 2005 (4)	No
Other short-term debt	floating	317	317	0 to 3 months	Yes (5)
TOTAL DEBT		2,501	2,501

Available cash and deposits (6)	floating	1,906	-	0 to 1 month	No
Committed credit facility	floating	1,750	-	July 5, 2009	No
Other committed credit facilities	floating	51	51	1 to 2 years	No
Receivables securitization	floating	147	-	Dec. 20, 2005 (7)	No
TOTAL LIQUIDITY		3,854	51

(1)	Interest rate hedges covering debt instrument or credit facility.
(2)	€ 195 million swapped to floating rate.
(3)	Date of investor put; normal 3% maturity of this convertible bond is 2010.

(4)	Date of investor put; normal 1% maturity of this convertible bond is 2008.
(5)	Interest rate cap.
(6)	Cash and deposits less blocked deposits except deposits guaranteeing debt.
(7)	Cancelled in March 2005.

Several of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. However, Thomson has no financing agreements with rating triggers. These financings are:

  the senior notes issued privately to institutional investors in a total amount of €346 million and a
  €44 million Mexican capital lease which are subject to two financial covenants: maintenance of a minimum ratio of operating income to interest expense of 3 to 1 and a maximum ratio of net debt to net worth of 1 to 1;
  the €1.75 billion credit facility which is subject to one financial covenant: maintenance of a minimum ratio of operating income to interest expense of 3 to 1; and
  the €165 million Mexican synthetic lease (which was unwound and repaid on January 24, 2005) which was subject to two financial covenants: maintenance of a minimum ratio of EBIT (earnings before interest and tax) to net interest expense of 5 to 1 and maintenance of a maximum ratio of balance sheet net debt to net worth of 0.7 to 1.

At December 31, 2004, Thomson is in compliance with all of these financial covenants.

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

Risk of share price variation

On March 31, 2005, Thomson held 2,544,116 treasury shares representing 0.9% of the capital stock. These shares have been acquired since October 25, 2004 at an average price of €18.82. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated income statement. In the event of a disposal of such shares, the effect on the consolidated accounts would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €20.80 (share price as of March 31, 2005), the effect on the Group’s consolidated accounts would be an increase in cash of €52.9 million, with a corresponding increase in shareholders’ equity of the same amount. A decrease of 10% of the share price in the event of such sale would have the effect of increasing the cash received by only € 47.6 million, with the Group’s shareholders’ equity increasing by the same amount.

Thomson Group

In Thomson’s statutory accounts, a decrease of 10% in the share price compared to the share price as of March 31, 2005 (€20.80) would have the effect of decreasing by €5.3 million the net book value of the treasury shares, which are classified as financial assets in the balance sheet, with a corresponding depreciation in financial investments in the income statement.

In addition, Note 10 of our consolidated financial statements presents gross value, depreciation and net book value of the Group’s investments in listed and non-listed securities. As of December 31, 2004, the net book value of the equity securities held by the Group amounted to €113 million. As of December 31, 2004, the market value of the listed securities is equal to their net book value as indicated in Note 25 to our consolidated financial statements. As described in Note 1 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2004.

There occurred no changes in our internal control over financial reporting during the fiscal year 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that two members of our Audit Committee, Eric Bourdais de Charbonnière and Paul Murray, are audit committee financial experts as defined in Item 16A of Form 20-F.

ITEM 16B - CODE OF ETHICS

Thomson has not yet adopted a code of ethics applicable to its senior officers which satisfies the definition of “code of ethics” in Item 16B of Form 20-F. Thomson is, however, in the process of developing a code of ethics that complies with the criteria in Item 16B of Form 20-F and will adopt such code and make it available to the public in 2005.

In 2000, Thomson adopted an Ethics Charter, signed by the Group’s 471 principal managers, which, although not within the definition of “code of ethics” in Item 16B of Form 20-F, requires its principal managers to adhere to ten general principles, including the avoidance of potential conflicts of interest and the respect and protection of shareholder value. This Ethics Charter is periodically re-affirmed by the senior management of Thomson. (See “Item 6—Directors, Senior Management and Employees—General Control Environment—Ethical values and principles of conduct for the Group’s managers.”)

Thomson Group

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant Fees and Services

(€ in thousands)	Mazars et Guérard		Barbier Frinault & Autres
			Ernst & Young

	2003	2004	2003	2004

Audit Fees (1)	2,323	2,478	7,558	10,487
Audit-Related Fees (1)	206	763	1,039	3,543
Tax Fees	93	19	626	452
Other Fees	50	1,104	1,502	1,924
TOTAL	2,672	4,364	10,724	16,406

(1)	The increase in audit and audit-related fees in 2004 is primarily due to the implementation of new IFRS accounting standards and the accounting rules in connection with the Sarbanes-Oxley Act of 2002.

Audit Fees are the aggregate fees billed by Barbier Frinault & Autres (Ernst & Young) and Mazars et Guérard for professional services in connection with the audit of the Company’s consolidated annual financial statements and services normally provided by these auditors in connection with statutory and regulatory filings or engagements, including reviews of interim financial statements, as well as audits of statutory financial statements of the Company and its subsidiaries.

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

Audit Committee Pre-Approval Policies

In April 2005, Thomson’s Board of Directors adopted a new policy for Pre-Approval of Audit and Non-Audit Services provided by the Independent Registered Public Accounting Firm (the “Policy”) that performs the role of External Auditor of Thomson. This Policy provides for non audit services to be either: (a) authorized by the Audit Committee (the “Committee”) under a policy pre-approval that approves specific categories of non-audit services and the value of those services, provided the Committee is informed of each service provided (“policy pre-approval”). Any policy pre-approvals will be valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or (b) specifically pre-approved (i) by the Committee or (ii) by any member(s) of the Committee who are independent directors within the meaning of the Sarbanes-Oxley Act of 2002 and have been specifically designated and delegated authority by the Committee for that purpose, provided that the decisions regarding such pre-approvals of any such member(s) so delegated are presented to the full Committee at each scheduled meeting (the pre-approval pursuant to clauses (i) and (ii) being referred to as “specific pre-approval”).

Unless a type of service has received policy pre-approval, it will require specific pre-approval by the Committee or its designated member(s) (as described above) if it is to be provided by the Independent Registered Public Accounting Firm. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Committee, unless and until the Committee reviews and if appropriate revises the Policy. For both types of pre-approval, the Committee must consider whether such services are consistent with the SEC’s rules on auditor independence.

All requests or applications for services to be provided by the Independent Registered Public Accounting Firm that do not require specific pre-approval by the Committee will be submitted to the

Vice President, Corporate Audit and must include a detailed description of the services to be rendered. The Vice President, Corporate Audit and the Independent Registered Public Accounting Firm then determine jointly whether such services are included within the list of services that have received policy pre-approval of the Committee and whether their performance and their policy pre-approval is consistent with the SEC’s rules on auditor independence, and will inform the Committee promptly of any such services rendered or to be rendered by the independent auditor.

Requests or applications to provide services that require specific pre-approval by the Committee will be submitted to the Committee by both the independent auditor and the Vice President, Corporate Audit, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

During 2004, no audit-related fees, tax fees or other non-audit fees were approved by the Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below sets forth, for the periods indicated, the total number of shares purchased pursuant to publicly announced share repurchase programs approved by the AMF and authorized by our shareholders, the average price paid per share, and the maximum amount of payments that may be made by the Company for share repurchases under our programs, with respect to any purchase made by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser.

Period	Total Number	Average Price	Total Number of	Maximum Number
	of Shares	Paid per Share	Shares Purchased	of Shares that May
	Purchased	(in €)	as Part of Publicly	Yet Be Purchased
			Announced Plans	Under the Plans
			or Programs (1)	or Programs (1)

January 2004	0	0	0	21,688,280
February 2004	0	0	0	21,688,280
March 2004	0	0	0	21,688,280
April 2004	0	0	0	21,688,280
May 2004	0	0	0	21,688,280
June 2004	0	0	0	21,688,280
July 2004	0	0	0	21,688,280
August 2004	0	0	0	21,688,280
September 2004	1,074,247	16.43	1,074,247	20,614,033
October 2004	290,000	17.16	290,000	25,966,553
November 2004	2,517,763	17.89	2,517,763	23,448,790
December 2004	275,000	19.21	275,000	23,173,790
Total Full Year 2004	4,157,010	17.55	4,157,010	23,173,790

(1)	Thomson's share repurchase plan was initially authorized by the annual shareholders’ meeting of May 7, 2004, and the prospectus (Note d’information) related thereto was approved by the AMF under visa No. 04-263 on April 8, 2004. This share repurchase plan was renewed by the shareholders’ meeting of May 10, 2005, and the prospectus (Note d’information) related thereto was approved by the AMF under visa No. 05-422 on May 19, 2005. This authorization expires on November 10, 2006. The authorization limits the Company’s purchase of shares in the following manner: (a) the number of shares that the Company may buy during the term of the share repurchase plan may not exceed, at any time, 10% of the Company’s share capital, this percentage applying to capital adjusted to reflect potential issuances subsequent to May 10, 2005, and (b) the number of shares that the Company can hold at any time may not exceed 10% of the Company’s share capital.

Thomson Group

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

The following consolidated financial statements and related notes, together with the report of the Independent Auditors, are filed as part of this Annual Report:

  Exhibit 1: Bylaws of Thomson (Incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on April 22, 2005)
  Exhibit 4: Combination Agreement among TCL, TCL international Holdings Limited and Thomson S.A., dated as of January 28, 2004 (Incorporated by reference to Exhibit 4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)
  Exhibit 8: Subsidiaries (Refer to Note 30 to our consolidated financial statements)
  Exhibit 12.1: Chief Executive Officer Certification
  Exhibit 12.2: Chief Financial Officer Certification
  Exhibit 13.1: Chief Executive Officer Certification
  Exhibit 13.2: Chief Financial Officer Certification
  Exhibit 14: Consent of Barbier Frinault & Autres (Ernst and Young) and of Mazars & Guérard
  Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 21, 2005.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON S.A. By: /s/ Frank E. Dangeard

Name: Frank E. Dangeard
Title: Chairman and Chief Executive Officer

Dated: June 3, 2005

Thomson Group

Consolidated Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statements of Thomson and its consolidated subsidiaries

Report of independent auditors	F-1

Consolidated statements of operations
year ended December 31, 2004	F-2

Consolidated balance sheets as of December 31, 2004	F-3

Consolidated statements of cash flows
year ended December 31, 2004	F-5

Consolidated statements of changes in shareholders’ equity
and minority interests	F-6

Notes to the consolidated financial statements	F-7

The accompanying notes are an integral part of the consolidated financial statements.

[This page intentionally left blank]

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of THOMSON

We have audited the accompanying consolidated balance sheets of THOMSON and subsidiaries ("THOMSON") as of December 31, 2004, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and minority interests, and cash flows for the years then ended. These financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of THOMSON's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of THOMSON’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of THOMSON as of December 31, 2004, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 and 32 to the consolidated financial statements.

Paris, France, March 4, 2005 except for the notes 31 and 32 for which the date is May 31, 2005.

BARBIER FRINAULT & AUTRES Ernst & Young Jérôme Guirauden	MAZARS & GUERARD Mazars Thierry de Bailliencourt

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31 ,
	Note	2002	2003	2004

		(€ in millions)

Net sales	(3)	10,187	8,459	7,994
Cost of sales		(7,761)	(6,536)	(6,284)

Gross margin		2,426	1,923	1,710

Selling, general and administrative expense		(1,334)	(1,120)	(999)
Research and development expense	(4)	(374)	(295)	(277)

Operating income		718	508	434

Restructuring costs	(18)	(141)	(217)	(742)
Other income (expense), net	(6)	45	(32)	(27)
Equity investments	(9)	-	(7)	(3)

Earnings before interest, goodwill amortization and tax		622	252	(338)

Interest income (expense), net		9	(9)	(24)
Other financial expense, net		(137)	(70)	(55)

Financial expense	(5)	(128)	(79)	(79)

Amortization and impairment charge of goodwill		(78)	(76)	(130)
Income tax	(7)	(56)	(63)	(88)

Net income before minority interests		360	34	(635)

Minority interests		13	(8)	(1)

Net income (loss)		373	26	(636)

		Year ended December 31,
		2002	2003	2004

		(in euro, except number of shares)
Weighted average number of shares
outstanding - basic net of treasury stock (1)		277,240,438	276,796,602	273,646,869

Basic net income (loss) per share		1.35	0.09	(2.32)

Diluted net income (loss) per share (2)		1.29	0.09	(2.32)

(1)	In 2003 and 2004, the decrease is due to the treasury sharestock acquired (note 16).
(2)	See note 16.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2002	2003	2004

		(€ in millions)
ASSETS:
Long lived assets:

Intangible assets, net	(8)	2,183	1,935	2,206

Property, plant and equipment		3,800	3,554	3,535
Less: accumulated depreciation		(2,178)	(2,080)	(2,481)

Property, plant and equipment, net	(8)	1,622	1,474	1,054

Equity investments	(9)	4	11	128
Other investments	(10)	58	125	113
Loans and other non-current assets		156	49	39

Total investments and other non-current assets		218	185	280

Total long lived assets		4,023	3,594	3,540

Current assets:

Inventories	(11)	962	744	569
Trade accounts and notes receivable, net	(12)	1,675	1,315	1,180
Current accounts with affiliated companies		71	79	183
Other receivables	(13)	1,278	960	968
Contracts advances, net	(14)	242	205	179
Cash and cash equivalents	(15)	1,463	2,383	1,906

Total current assets		5,691	5,686	4,985

Total assets		9,714	9,280	8,525

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2002	2003	2004

		(€ in millions)

LIABILITIES, SHAREHOLDERS’
EQUITY AND MINORITY INTERESTS

Shareholders’ equity:	(16)
Common stock (273,308,032 shares,
nominal value €3.75 per share at
December 31, 2004 ; 280,613,508 shares,
nominal value €3.75 per share at
December 31, 2003 and 2002)		1,052	1,052	1,025
Treasury shares		(155)	(210)	(55)
Additional paid in capital		1,938	1,938	1,748
Retained earnings		1,447	1,411	666
Cumulative translation adjustment		(339)	(612)	(718)
Revaluation reserve		4	4	4

Shareholders’ equity		3,947	3,583	2,670

Minority interests		38	9	20

Reserves:
Reserves for retirement benefits	(17)	705	653	589
Restructuring reserves	(18)	127	118	104
Other reserves	(19)	216	206	176

Total reserves		1,048	977	869

Financial debt	(20)	1,694	2,128	2,501
(of which short-term portion)		262	263	904

Current liabilities:
Trade accounts and notes payable		1,235	1,364	1,221
Accrued employee expenses		223	183	165
Other creditors and accrued liabilities	(21)	1,070	858	995
Debt related to Technicolor acquisition	(22)	459	178	84

Total current liabilities		2,987	2,583	2,465

Total liabilities, shareholders’
equity and minority interests		9,714	9,280	8,525

• Off-balance sheet commitment	(24)
• Contingencies	(27)

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2002	2003	2004

	(€ in millions)
Operating Income	718	508	434
Adjustments to reconcile operating income
to cash provided by operating activities:
Depreciation of property, plant and equipment	358	302	278
Amortization of intangible assets	38	39	40
Amortization of contracts and changes in
reserves reflected in operating income (1)	45	107	118
Decrease (increase) in inventories, net	155	120	(64)
Decrease (increase) in trade and other receivables, net	401	262	65
Increase (decrease) in trade accounts,
notes payable and accrued expenses	(139)	258	(31)
Change in other current assets and current liabilities (2)	(115)	(170)	(10)
Restructuring cash expenses	(175)	(173)	(200)
Others (3)	(182)	(70)	(229)

Net cash provided by operating activities (I)	1,104	1,183	401

Capital expenditures	(608)	(510)	(348)
Proceeds from disposal of fixed assets (4)	16	34	49
Acquisition of investments (note 23) (5)	(1,273)	(565)	(680)
Proceeds from disposals of investments	149	249	77

Net cash used by investing activities (II)	(1,716)	(792)	(902)

Net cash provided (used) by operations (I+II)	(612)	391	(501)

Dividends paid (6)	-	(66)	(74)
Minority interests and share repurchases	-	(55)	(58)
Increase in short-term debt (7)	218	215	272
Repayment of short-term debt	(248)	(31)	(209)
Increase in long-term debt (note 20)	607	456	406
Repayment of long-term debt	(37)	(8)	(332)

Net cash provided (used) by financing activities (III)	540	511	5

Effect of exchange rates and changes
in reporting entities (IV)	3	18	19
Net increase (decrease) in cash and cash
equivalents (I+II+III+IV)	(69)	920	(477)

Cash and cash equivalents at the beginning of year	1,532	1,463	2,383

Cash and cash equivalents at the end of year	1,463	2,383	1,906

(1)	The amortization of contract advances amounts to €144 million, €136 million and €66 million for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, which mainly includes interest, income tax and non-current items, the cash effect of which is presented under “Others”.
(3)	Includes any change in balance sheet items unrelated to operating income, mainly interest, income tax and non-current items, the cash effect of which is presented here.
(4)	Includes for €28 million the cash received in connection with the disposal of the optical components production plant.
(5)	Includes the various impacts linked to the disposal of Thomson’s TV business against a 33% stake in TTE.
(6)	Cash dividends paid to Thomson’s shareholders in 2004 amount to €71 million. Dividends paid to minority interests amount to €3 million.
(7)	Including the net cash impact of currency swap transactions.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

	Number	Common	Additional	Redeemable	Treasury	Accumulated	Cumulative	Revaluation	Shareholders'	Minority
	of	stock	paid in	bonds	shares	retained	translation	reserves	equity	interests
	shares		capital net			earnings	adjustment
			of costs

(in thousands)		(€ in millions)

Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

Translation adjustment	-	-	-	-	-	-	(385)	-	(385)	(9)
Redeemable bonds(1)	15,500	58	703	(761)	-	-	-	-	-	-
Treasury stock loaned (interest)	-	-	-	-	1	-	-	-	1	-
Change in perimeter	-	-	-	-	-	-	-	-	-	(11)
Net income (loss)	-	-	-	-	-	373	-	-	373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	-	(155)	1,447	(339)	4	3,947	38

Translation adjustment	-	-	-	-	-	-	(273)	-	(273)	(1)
Dividends	-	-	-	-	-	(62)	-	-	(62)	(4)
Treasury stock
(3,000,000 shares)	-	-	-	-	(55)	-	-	-	(55)	-
Change in perimeter	-	-	-	-	-	-	-	-	-	(32)
Net income (loss)	-	-	-	-	-	26	-	-	26	8

Balance at December 31, 2003	280,613	1,052	1,938	-	(210)	1,411	(612)	4	3,583	9

Translation adjustment	-	-	-	-	-	-	(106)	-	(106)	(1)
Dividends	-	-	-	-	-	(71)	-	-	(71)	(3)
Change in perimeter	-	-	-	-	-	-	-	-	-	14
Treasury stock purchased
(4,157,010 shares)	-	-	-	-	(74)	-	-	-	(74)	-
Warrants(3)	-	-	12	-	-	-	-	-	12	-
Treasury stock cancelled
(7,305,476 shares)(4)	(7,305)	(27)	(200)	-	227	-	-	-	-	-
Treasury stock granted to employees
(141,488 shares)	-	-	(2)	-	2	-	-	-	-	-
Stock options granted(5)	-	-	-	-	-	5	-	-	5	-
Change in accounting principles(2)	-	-	-	-	-	(43)	-	-	(43)	-
Net income (loss)	-	-	-	-	-	(636)	-	-	(636)	1

Balance at December 31, 2004	273,308	1,025	1,748	-	(55)	666	(718)	4	2,670	20

(1)	15.5 million of non-interest bearing “ORA” bonds redeemable in 15.5 million Thomson shares, nominal value €3.75 per share, were issued by Thomson and subscribed by Carlton on March 16, 2001 and redeemed in shares on March 16, 2002.
(2)	Impact due to the first consolidation of two special purpose entities (notes 1, 2 and 24).
(3)	On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders that filed certain conditions. As of December 31, 2004, a number of 12,471,859 BASA at €1 each were subscribed. Each BASA give the right to subscribe one Thomson share at €16.
(4)	On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.
(5)	Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement (notes 2 and 16).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

1. THE GROUP AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. In order to advance its strategy, Thomson announced its intention to put in place a reorganization of its activities as of January 1, 2005. The Group’s activities will be organized into three principal activities: Services, Systems & Equipments and Technology, plus two further divisions regrouping its remaining activities: Displays & Consumer Electronics partnerships and Corporate. The financial information presented in these financial statements remains based on the divisional structure in place during 2003 and 2004, which regrouped activities around four principal divisions: Content & Networks, Components, Consumer Products and Licensing.

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

Financial statements of consolidated subsidiaries, when prepared in accordance with the accounting principles generally accepted in their country of origin, have been adjusted to French GAAP accordingly in consolidation. All figures are presented in millions of euro unless otherwise stated.

Statements of operations presentation: Thomson has elected to modify their statements of operations, as permitted by regulation 99-02, to take into account upcoming changes to the presentation format of the statements of operations to take place under IFRS. Thomson also believes that such a change provides more useful information to the users of financial statements. Prior periods and new sub-total captions have been restated with the new classification, however there is no change to previously reported statements of operations amounts.

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

Estimates made by management include among other items, allowance for doubtful accounts, inventory and investment valuation allowances, retirement and post-retirement benefits, depreciation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

and amortization, loss reserves, deferred tax, contingencies and environmental obligations.
The accounting consequences of the TV disposal and TTE purchase as well as the assessment of the write-off of certain displays’ assets have been estimated using third parties offers (note 6, 9 and 18).

In 2003, design-tooling amortization was extended from 18 months to 24 months, mainly in the Consumer Products segments, because the usage of such tools is proven to be longer and because such tools are guaranteed by the supplier over such duration. The impact of the new duration, if applied in 2002, would have improved the operating income in an amount of €3 million in 2002. Had the previous duration been applied in 2003, the amortization charges would have increased by € 2 million.

IFRS reconciliation: Thomson presents in the MD & A section of the annual report a reconciliation of its net income and its retained earnings to IFRS.

a) Consolidation

The financial statements of the subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, modified article L233-16 of the French Commercial Code, which did not permit the consolidation of a company unless at least one share was owned. According to this new Article 133 and disregarding the number of shares held, fully controlled special purpose entities (SPEs), are consolidated as of January 1, 2004, applying a retroactive method. The law did not allow early application. Thomson has two such SPEs, one put in place in 2000 and the other in 2001, which are affected by the application of this new article in 2004.
These SPEs have been consolidated retroactively as of December 31, 2003, increasing the net tangible fixed assets by €193 million, the financial debt by €321 million, decreasing the deferred income by €85 million and with the net impact booked to equity for €-43 million.
After consolidation of these SPEs, as of December 31, 2004, the Group no longer reports off-balance sheet future payments related to synthetic leases.

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

The main foreign exchange rates used for translation are summarized in the following table (expressed in each case as one unit of each foreign currency converted to euros):

	2002		2003		2004

	Closing	Average	Closing	Average	Closing	Average
	rate	rate	rate	rate	rate	rate

U.S. dollar	0.95356	1.05803	0.79177	0.87934	0.73303	0.80173
Pound sterling	1.53728	1.59132	1.41884	1.44323	1.41365	1.47262
Canadian dollar	0.60423	0.67386	0.61599	0.63124	0.60938	0.61882
Hong Kong dollar	0.12228	0.13566	0.10199	0.11293	0.09429	0.10294
Polish zloty	0.24869	0.25915	0.21268	0.22602	0.24537	0.22155
China Renminbi	0.11521	0.12783	0.09566	0.10620	0.08857	0.09686

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

c) Transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are converted in functional currency at the respective exchange rates prevailing at the balance sheet dates. The related unrealised exchange gains and losses are included under “other financial expense, net” in the consolidated statements of operations, except if the assets or liabilities were hedged.

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

Foreign currency instruments that do not qualify for hedge accounting are recorded at market value, and gains and losses resulting from these instruments are recognized as “other financial expense, net” in the consolidated statements of operations.

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest rate swaps and forward rate agreements that do not qualify for hedge accounting as well as interest rate caps are marked-to-market and if there is a loss it is recognized in “other financial expense, net” in the consolidated statements of operations.

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

Licensing revenue

Patent licensing agreements generally provide that a specified royalty amount is earned at the time of shipment of each product shipped to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. Generally, the actual royalty amount is required to be declared by the licensee and paid to the Group within 30 to 60 days after the end of the calendar quarter. New license agreements can also include a provision for the licensee to pay for past shipments.

The Group may enter into specific licensing agreements according to which its only obligation is to maintain and defend the patent rights licensed to its customers. Under such contracts, the related revenues are recognized when the right to such revenues is acquired.

Sales of patents incidental to patent licensing activities are recorded as revenues when earned.

Warranty and returns

Estimated product warranty costs are accrued at the time of sale. The warranty reserve covers all of the products that are still under warranty. The amount of the reserve is determined based upon known non-recurring product issues as well as on historical experience.

The warranty reserve is intended to cover all returns from customers related either to product failures or consumer returns. Although Thomson’s general policy is to not accept returns of undamaged products, Thomson may accept returns for undamaged products on a discretionary basis. The impact of these returns has historically not been material.

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

f) Long lived assets

Goodwill is amortized on a straight-line basis over its estimated useful life, generally over a period of 3 to 20 years.

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

h) Inventories

Inventories are carried at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) or weighted-average method.

The cost of finished goods and work in progress inventories includes the cost of raw materials, labor and subcontracted purchases used during production, plus an allocation of industrial overhead. A valuation allowance is recorded when the carrying value is higher than the market value.

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

l) Pensions, retirement and termination benefits

Retirement indemnities and post-retirement benefits are accrued over the years of service of the employees.

The method used is the Projected Unit Credit Method with projected final salary using U.S. GAAP methodology. Actuarial gains or losses, such as gains and losses resulting from the effect of changes in actuarial assumptions, are deferred except for that part in excess of 10% (“corridor”) of the greater of the beginning balance of the fair market value of plan assets or the projected benefit obligation. This part in excess is amortized over the average remaining service period of active employees expected to receive benefits under the plan or if all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants is used. This part is included as a component of the pension costs.

In accordance with the opinion 2004-05 of the French Conseil National de la Comptabilité (CNC), jubilee awards are now classified under “Other creditors and accrued liabilities ” caption.

m) Reserves

Reserves and liabilities are accounted for in compliance with regulation 00-06 of the French Committee on Accounting Regulations (Comité de la Réglementation Comptable) relating to the accounting for liabilities.

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

o) Other income and expense

“Other income (expense), net” includes restructuring costs, gains or losses on disposals of fixed assets, write-offs/impairments of fixed assets and any other material unusual items.

p) Legal reserve

Pursuant to French law, Thomson is legally required to contribute a minimum of 5% of its annual net income (after any reduction for losses carried forward from the previous year) to a legal reserve. This minimum contribution is no longer required when the legal reserve equals 10% of the aggregate nominal value of its issued share capital. The legal reserve may be distributed only upon liquidation. At December 31, 2004 Thomson’s legal reserve amounted to €43 million, compared to an aggregate nominal value of its share capital at the same date of €1,025 million.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

q) Earnings per share

The basic earning per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year. Treasury shares are not considered as outstanding for the purposes of the computation of earnings per share.
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

2. SIGNIFICANT CHANGES IN THE CONSOLIDATED COMPANIES

As of and for the year ended December 31, 2004, Thomson’s consolidated balance sheets and statements of operations include the accounts of companies listed in note 30. The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the pro rata consolidation method.

			December 31,

	2002		2003		2004

	France	Others	France	Others	France	Others

Number of companies:

Parent company and
consolidated subsidiaries	29	148	38	153	37	156
Companies consolidated
by pro rata method	5	25	5	26	5	28
Companies accounted
for under the equity method	-	2	3	7	3	6

Sub-total	34	175	46	186	45	190

Total	209		232		235

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Changes in 2004

  (To be read in connection with note 24): In accordance with the new regulation Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, Thomson fully consolidated two SPEs starting on January 1, 2004. One of the SPEs was put in place in 2000 in connection with a synthetic lease transaction for Thomson Display Mexicana S.A. de C.V. concerning a television tube manufacturing facility located in Mexicali (Mexico) and the other SPE was put in place in 2001 in connection with a similar lease transaction for Thomson multimedia Polska sp.zo.o (Poland) which involved the transfer of title of its tube manufacturing equipment. On March 31, 2004 Thomson multimedia Polska sp.zo.o unwound the synthetic lease transaction by repaying the debt held via the SPE; consequently title of the equipment was transferred back to Thomson multimedia Polska sp.zo.o.
  On January 7, 2004, Thomson completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (known by the name of “Fortune”). This activity is fully consolidated from that date. Concurrently with this operation, Thomson increased its ownership in Thomson Guangdong Display Co. Ltd. to 77%.
  On March 23, 2004, Thomson signed a definitive agreement to sell to the Taiwanese company,Foxconn, its optical pick-up manufacturing activity located in China within Thomson OKMCO Shenzen Co. Ltd. Thomson continues its research, product development and selling activities in this business.
  On April 20, 2004, Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. This company is fully consolidated from that date.
  On May 12, 2004, Thomson acquired Command post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. This company is fully consolidated from that date.
  On May 15, 2004, Thomson acquired the video division of ParkerVision, a pioneer of live television production automation systems. This activity is fully consolidated from that date.
  On June 11, 2004, Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. the 45 % minority interest owned in Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China). Thomson already held the other 55%, as well as joint control. This company then formed part of the TV business contributed by Thomson to “TCL-Thomson Electronics” (TTE) in July 2004.
  On June 16, 2004, Thomson acquired from Alcatel the 25% minority interest owned in Nextream S.A. Thomson already held the other 75%, together with the management control. Nextream which was fully consolidated is now 100% held by the Group.
  On June 18, 2004, Thomson acquired Madrid Film SL, also known as Madrid Film Group, the largest film and post-production operation in Spain. This company is fully consolidated from that date.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes (STBs). This activity is fully consolidated from that date.
  On June 25, 2004, in order to complete the agreements signed in 2003 concerning Canal Plus Technologies and the sale of the MediaGuard™ business to Kudelski, Thomson sold to Kudelski 50% of its shares into Canal Plus Technologies to form a joint venture in the field of the conditional access systems patents, which is consolidated under the pro rata method from that date.
  On July 19, 2004, Thomson acquired Gyration, a Silicon Valley technology company that has developed a line of next-generation user-interface (UI) devices using proprietary technology based on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). This company is fully consolidated from that date.
  On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. Thomson contributed its industrial TV assets mainly located in Mexico, Poland and Thailand as well as its R&D centres located in the U.S., Germany and Singapore. The new company “TCL-Thomson Electronics”(TTE) is licensed by Thomson for certain intellectual properties (trademarks and patents) and will exclusively use Thomson services for the distribution of TV sets in Europe and in the U.S., Thomson acting as an agent. Thomson has neither control nor joint control of TCL-THOMSON ELECTRONICS and consolidates TCL-THOMSON ELECTRONICS under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted the contribution of its TV business as a disposal and booked the 33% interest in TCL-THOMSON ELECTRONICS as an acquisition.
  On September 22, 2004, Thomson sold its 19.9% interest in Total Technology Company Limited. Before that date, the company was consolidated under the equity method.
  On October 27, 2004, Thomson acquired 77.61% in Corinthian Television Facilities Limited (UK). Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission playout to major international broadcasters through long term contracts. This company is fully consolidated from that date.
  On November 4, 2004, Thomson acquired a 50% interest in Beijing Nokia CITIC Digital Technology Co Ltd. This company is mainly engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services via satellite, cable, terrestrial and telecom networks and related products and systems for digital Internet services. The company is consolidated under the pro rata method from that date.
  On November 18, 2004, Thomson acquired EADS DCS (Defense and Communication Systems) Video Over Internet Protocol (IP) activity, specialised in the integration of video over IP systems, which enables seamless access to voice, data and video content. This activity is fully consolidated from that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  On December 9, 2004, Thomson acquired “The Moving Picture Company” (MPC). MPC is a London (UK) provider of visual effects and post-production services to both the motion picture and commercial advertising industries. This company is fully consolidated from that date.
  On December 10, 2004, Thomson sold its 36% interest in Keymro. The company that was pro rata consolidated is no more consolidated from that date.
  On December 31, 2004, Thomson sold Thomson Servicios Corporativos S.A de C.V, a set-top box manufacturing company in Mexico to Elcoteq. The activity before December 31, 2004 was fully consolidated.

Changes in 2003

  Since January 1, 2003, the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, thirty entities have been included in the scope of consolidation, representing an external turnover of €14.6 million, operating result of €1 million and total assets of €45.2 million.
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

  During December 2003, Thomson completed the sale of the MediaHighway™ business and the MediaGuard™ business. The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase and sale of the Canal+ Technologies business are in notes 6 and 23. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were €90 million and €-2 million respectively for the eleven months of the year 2003.
  On February 5, 2003, Thomson acquired from Alcatel the latter’s 50% interest owned in the ATLINKS joint venture for an amount of €69 million, Thomson already held the other 50%, together with the management control. ATLINKS is now 100% held by the Group.
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
  On May 8, 2003, Screenvision Europe, a 50-50 joint venture with Carlton Communications, acquired 100% of RMB Slovakia S.r.o. and 50% of Nordic Media Link A.B. (NML). These entities are consolidated from that date using the pro rata method.
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
  On July 8, 2003, Thomson acquired additional shares in Celstream, a global information technology services firm with advanced expertise in product development, located in India. Thomson owns 38.75% of Celstream, which has been consolidated under the equity method since that date.
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
  On December 31, 2003, Thomson sold 55.1% of its participation in Total Technology Company, a company located in Asia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Pro forma information

For comparative purposes, the table below presents supplemental information on a pro forma basis as if the 2004 business acquisitions and disposals had been completed at the beginning of the period and provides for the same information as of the immediate comparative period.

Unaudited	12 months 2003	Impact of	TV	12 months	12 months	Impact of	TV	12 months 2004 Pro forma
(In millions of euro,		acquired and	business(3)	2003	2004	acquired and	business(3)
unless otherwise		disposed		Pro forma		disposed
stated)		businesses(2)				businesses(2)

Net sales	8,459	636	(1,707)	7,388	7,994	285	(845)	7,434
Operating income
(loss)	508	64	199	771	434	32	114	580
Financial expense(1)	(79)	(10)	(2)	(91)	(79)	(5)	(1)	(85)
Goodwill
amortization	(76)	(14)	(51)	(141)	(130)	(8)	(33)	(171)
Minority interests	(8)	1	-	(7)	(1)	(1)	-	(2)
Net income (loss)	26	41	146	213	(636)	18	80	(538)
Weighted average
number of shares
outstanding in the
period
(in thousands)	276,797	-	-	276,797	273,647	-	-	273,647
Basic net income
(loss) per common
share (In euro)	0.09	0.15	0.53	0.77	(2.32)	0.07	0.29	(1.96)
Diluted net income
(loss) per common
share (In euro)	0.09	0.15	0.53	0.77	(2.32)	0.07	0.29	(1.96)

(1)	The additional pro forma financial expense represents only the increase of interest expenses measured as if the Group had paid for the related acquisitions at the beginning of the year and thereafter for the years presented.
(2)

The 2003 pro forma information has been computed as if 2003 and 2004 business combinations had occurred as of January 1, 2003. The 2004 proforma information has been computed as if 2004 business combinations had occurred as of January 1, 2004. The following are acquisitions that have been restated for the proforma information:

  During the twelve months ended December 31, 2004, the material acquisitions comprise the following entities:
    Fortune
    ParkerVision
    Gyration
    Madrid Film
    MPC
    Corinthian
    EADS acquisition
    HNS business
    Command post
    International recording
  During the twelve months ended December 31, 2003, the material acquisitions comprise the following entities:
    PMA
    Cinecolor Lab Cie
    Recoton business
    Technicolor Digital Cinema (minority interest purchase)

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  In addition, the 2003 and 2004 proforma information excludes businesses disposed during 2004 and 2003 as if related disposals have been made as of January 1, 2003.
    Thomson Optical pick-up manufacturing activity within Thomson OKMCO Shenzen Co. Ltd. has been excluded from consolidation in April 2004.
    Except the disposal of the TV business, which is shown in a separate column, no other material entity or segment component was excluded from consolidation in 2003 and 2004.

(3)	On July 31, 2004, Thomson and TCL international merged their TV business into a new company, TTE. Following this transaction, Thomson no longer had control over its TV manufacturing business and TTE is now accounted for using the equity method. As a result, the proforma information excludes the contribution of the TV business for 2003 and 2004.

3. INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

	France	Rest	U.S.	Rest of	Asia/	Elimination	Total
		of Europe		Americas	Pacific

	(€ in millions)
December 31, 2004
Net sales	1,851	1,339	3,702	438	664	-	7,994
Transfers from/to other
geographical areas	413	632	120	307	557	(2,029)	-
Operating income (1)	213	120	(1)	57	45	-	434
Long lived assets, net	29	294	305	211	215	-	1,054

December 31, 2003
Net sales	2,032	1,342	3,992	462	631	-	8,459
Transfers from/to other
geographical areas	589	884	110	310	593	(2,486)	-
Operating income (1)	259	163	21	60	5	-	508
Long lived assets, net	87	496	480	240	171	-	1,474

December 31, 2002
Net sales	2,028	1,418	5,345	534	862	-	10,187
Transfers from/to other
geographical areas	416	931	286	298	735	(2,666)	-
Operating income (1)	211	213	191	60	43	-	718
Long lived assets, net	92	448	716	197	169	-	1,622

(1)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the operating income of the selling area.

Net sales and operating income are classified by the location of the business that invoices the customer.

Analysis by Business Segment

Until 2004, Thomson’s organizational and reporting structure consisted of four segments: Content & Networks, Components, Consumer Products and Licensing.

  Content & Networks comprises the following activities:
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

    Broadcast and network equipment and services under GVG® trademark; and
     The Broadband Access Products activity, including decoders and modems. The business of ATLINKS, carried out in conjunction with telecommunications companies, is also managed within the Broadband Access Products activity.
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

In addition, Corporate column includes amounts related to central corporate functions and worldwide programs unrelated to a specific business segment (e.g., central research and development).

The operations of the former New Media Services division have been absorbed in 2003 by Consumer Products activities (principally guide-related activities) and Content & Networks activities (principally the screen-advertising activity).

	Content &	Components	Consumer	Licensing (f)	Corporate	Consolidation	Total
	Networks		Products (*)			Adjustments

	(€in millions)
December 31, 2004
Net sales to external
customers	4,073	1,167	2,325	404	25	-	7,994
Intersegment sales (a)	8	181	33	1	144	(367)	-
Depreciation and amortization	(165)	(97)	(40)	(1)	(15)	-	(318)
Operating income (loss)	407	(105)	(64)	325	(129)	-	434
Interest income (expense), net	(16)	(20)	(11)	5	18	-	(24)
Income from equity investments	-	-	(3)	-	-	-	(3)
Other income (expense),
net and restructuring charges (b)	(40)	(730)	(4)	-	5	-	(769)
Segment assets (d)	2,611	578	502	8	68	-	3,767
Capital expenditures (c)	(202)	(93)	(31)	-	(20)	-	(346)
Capital employed (e)	2,007	263	161	(115)	(3)	-	2,313
Net goodwill	1,064	23	155	-	-	-	1,242

(*) Includes the TV business up to the sale date, July 31, 2004 of €845 million and €-114 million respectively, in net sales and operating income.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Content &	Components	Consumer	Licensing (f)	Corporate	Consolidation	Total
	Networks		Products (*)			Adjustments

	(€ in millions)
December 31, 2003
Net sales to external
customers	3,714	1,072	3,198	462	13	-	8,459
Intersegment sales (a)	9	424	13	1	148	(595)	-
Depreciation and amortization	(141)	(99)	(80)	(5)	(16)	-	(341)
Operating income (loss)	436	(101)	(124)	411	(114)	-	508
Interest income (expense), net	(16)	(5)	(13)	5	20	-	(9)
Income from equity investments	(5)	-	(2)	-	-	-	(7)
Other income (expense),
net and restructuring charges (b)	(75)	(149)	(52)	1	26	-	(249)
Segment assets (d)	2,431	920	911	8	98	-	4,368
Capital expenditures (c)	(297)	(137)	(48)	(2)	(9)	-	(493)
Capital employed (e)	1,917	612	320	47	82	-	2,978
Net goodwill	1,077	-	23	-	-	-	1,100

(*) Includes the TV business for €1,707 million and €-199 million, respectively, in net sales and operating income

	Content &	Components	Consumer	Licensing (f)	Corporate	Consolidation	Total
	Networks		Products (*)			Adjustments

	(€ in millions)
December 31, 2002 (**)
Net sales to external
customers	3,924	1,560	4,264	429	10	-	10,187
Intersegment sales (a)	42	664	56	-	188	(950)	-
Depreciation and amortization	(152)	(125)	(105)	(2)	(12)	-	(396)
Operating income (loss)	420	84	(52)	387	(121)	-	718
Interest income (expense), net	(20)	(3)	(23)	8	47	-	9
Income from equity investments	-	-	-	-	-	-	-
Other income (expense),
net and restructuring charges (b)	(38)	(42)	2	-	(18)	-	(96)
Segment assets (d)	2,736	1,047	1,244	19	76	-	5,122
Capital expenditures (c)	(359)	(244)	(67)	(1)	(11)	-	(682)
Capital employed (e)	2,209	728	771	66	107	-	3,881
Net goodwill	1,310	1	9	-	-	-	1,320

(*)	Includes the TV business for €2,223 million and €-71 million respectively in net sales and operating income
(**)	Restated with the transfer of Nextream and Broadband Access Products activities from the Consumer Products segment to the Content & Networks segment and with the transfer of previous New Media Services activities to Consumer Products and Content & Networks segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(a)	The Licensing segment does not include license fees charged to other segments.
(b)	The caption in “other income (expense)” mainly comprises the following:

For the year ended December 31, 2004 significant items are :

   €-742 million of restructuring expenses as detailed in note 18 “restructuring reserves”.
   €+40 million for Gain on disposal of fixed assets/investments as detailed in note 6.
   €-6 million for Write-off of fixed assets as detailed in note 6.
   €-61 million for other non current gains (losses).

Significant “other non current gains (losses)” are the following:

  A loss of €-14 million has been recognized in the Content & Network Segment and relates to an indemnity paid in relation with the acquisition of the PDSC business made in 2002.
  Losses of €-25 million were recognized corresponding to costs incidental to the restructuring of its displays activities including an operational impairment amounted to €-3 million (consisting primarily of the reduced production output that resulted from the restructuring announcement until the effective closure), €-6 million loss related to the settlement of pension obligation in the United States of America following the closure of Tubes & Glass Plants, €-16 million on certain risks related to the exit of the business.
  Following the classification in 2003 of Canal + Technology as a discontinued operation, the Group has reported a €-8 million non-current loss, net of tax in the period ended December 31, 2004.

For the year ended December 31, 2003 significant items are :

   €-217 million for restructuring expenses as detailed in note 18 “restructuring reserves”.
   €+51 million for gain on disposal of fixed assets/investments as detailed in note 6.
   €-52 million for write-off of fixed assets as detailed in note 6.
   €-31 million for other non current gain (losses).

Significant “other non current gains (losses)” are the following:

  During February 2003, the Components segment decided to temporarily stop one of its large-size tube production lines (line 1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003, together with the decision to close a second line (see below). The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and totaled €-8 million. They include mainly employee unemployment costs (€-3 million) and operational impairment (€-5 million). Operational impairment consists primarily of the reduced production output that resulted from inter-plant job changes that are required by the seniority protection clauses in the union contracts.
  €-10 million related to Components segment, which decided to stop a second display production line (line 2) in Marion, Indiana, in June. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and amount to €-10 million. This mainly includes employee unemployment costs (€-4 million), operational impairment (€-5 million) and some other costs (€-1 million) with no future benefits for the Group and which are directly related to the decision to temporarily stop the production line.
  €+6 million income related to the reversal of a provision for litigation (i.e., a judgment rendered in favor of Thomson), as well as other various miscellaneous income.
  €-4 million pertains to pension and medical retiree benefit expenses incidental to the major restructuring plans. Such pension settlement expense corresponds to a portion of the unrecognized pension loss as employees from previous restructuring plans terminated their lay-off status and withdrew their pension money. Such amount is broken down by segment as follows: €-2 million in Consumer Products, €-1 million in Holdings and €-1 million in Content & Networks.
  €-8 million are related to litigation in the Audio Video profit center.

For the year ended December 31, 2002 significant items are :

  €-141 million for restructuring expenses as detailed in note 18 “restructuring reserves”.
  €+79 million for gain on disposal of fixed assets/investments as detailed in note 6.
  €-15 million for Write-off of fixed assets as detailed in note 6.
  €-19 million for other non current gain (losses).

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Significant “other non current gains (losses)” are the following:

  €-8 million is related to the TAK activity, discontinued in 2002. TAK was in the former New Media Services segment (now Content and Networks) and was developing and marketing services for interactive television. The amount classified in “other income (expense), net” corresponds to operating costs of the period of this discontinued activity. Prior year operating losses have not been restated (€-10 million for year 2001). Restructuring costs related to this discontinued activity (€-5 million) have also been classified under “other income (expense), net”.
  The effect of operational inefficiencies in one of the Components segment glass plants due to a fire, mainly unabsorbed overheads, labor variance and scrap, is presented under “other income (expense), net” in an amount of €-3 million.
  On June 10, 2002, in connection with a patent infringement claim concerning the Consumer Products segment, Thomson entered into a settlement and license agreement with the plaintiff. The payment is comprised of damages and royalties for the period prior to the date of the agreement (June 10, 2002), and a fully paid up worldwide license for the remaining life of the settled patents. Consistent with 2001 classification, the damages in excess of the previous year accruals have been classified under “other income ( expense)” and amount to €-5.7 million. When patent infringement cases are settled in the Group’s favor the settlement received by the licensing companies of the Group corresponding to the amount of royalties which should have been received during the license period, is recorded under “net sales”
  The Group experienced operational inefficiencies on one of its Components segment glass panel lines beginning in the second half of 2001 due to equipment failure. Because no insurance indemnity had yet been agreed upon with the insurance company in 2001, the Group elected to classify the portion of scrap and overhead and labor variance in connection with this situation under “other income (expense), net” in the amount of €-6.6 million in 2001. In 2002, the insurance recovery proceeds received were allocated in an amount of €10 million and €9.9 million to “other income (expense), net” and operating income, respectively, in proportion to the costs incurred in 2001 and 2002 respectively.
(c)	Amounts before the net change in debt related to capital expenditure payables of €-2 million, €-17 million and €+74 million for the years ended December 31, 2004, 2003 and 2002, respectively.
(d)	Amounts include advances to suppliers.
(e)	Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).
(f)	As set out under accounting policies of the Group, Thomson’s patent license agreements generally provide that a specified royalty amount is earned on each product shipped to a third-party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. However, some agreements may include royalty payments related to previous periods’ production. Such payments can be significant, as was the case notably in 2003.

Also, in the context of the sale of the Canal+ Technologies assets (see note 6), Thomson Licensing S.A. sold fully paid-up licenses on patents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Reconciliation of segment information to consolidated figures:

	2002	2003	2004

	(€ in millions)
Segment assets	5,122	4,368	3,767
Goodwill	1,320	1,100	1,242
Investments and other non-current assets	218	185	280
Current accounts with affiliated companies	71	79	183
Other receivables	1,278	960	968
Contract advances, net (1)	242	205	179
Cash and cash equivalents	1,463	2,383	1,906

Total consolidated assets	9,714	9,280	8,525

(1) Contract advances relate to the Content & Networks segment.

4. RESEARCH AND DEVELOPMENT EXPENSE

	2002	2003	2004

	(€ in millions)
Research and development expense gross	(386)	(304)	(285)
Government agency subsidies	12	9	8

Research and development expense, net of subsidies	(374)	(295)	(277)

5. FINANCIAL EXPENSE

	2002	2003	2004

	(€ in millions)
Interest income	51	32	31
Interest expense	(42)	(41)	(55)

Interest (expense) income, net (1)	9	(9)	(24)

Cash payment discounts granted	(10)	(9)	(5)
Cash payment discounts obtained	1	1	-
Pension plan interest costs relating to shut-down activities	(26)	(24)	(25)
Other financial charges including bank fees	(13)	(14)	(25)
Dividends	-	2	-
Exchange profit (loss)	(2)	(18)	9
Other (2)	(87)	(8)	(9)

Other financial expense, net	(137)	(70)	(55)

Total	(128)	(79)	(79)

(1)	Includes €2 million, €6 million and €15 million of interest on promissory notes related to the acquisition of Technicolor for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	This amount mainly includes the valuation allowance related to financial investments carried at cost.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

6. OTHER INCOME (EXPENSE), NET

	2002	2003	2004

	(€ in millions)
Gain on disposal of fixed assets/investments (1)	79	51	40
Write-off of fixed assets other than in a restructuring plan (2)	(15)	(52)	(6)
Other (3)	(19)	(31)	(61)

Total other income (expense), net	45	(32)	(27)

(1)	Gain on disposal of fixed assets/investments
	a.	For the period ended December 31, 2004:
		i.	The formation of TTE has been accounted for as an exchange of non similar assets, giving rise to a gain that is the difference between the fair value of assets given up and their carrying value, less the portion of that gain represented by the economic interest retained by Thomson, offset by charges relating to the disposal elsewhere.
		ii.	In September 2004, the Group recognized a €9 million capital gain from the disposal of its investment in MUSICMATCH (a non controlled entity).
	b.	For the period ended December 31, 2003:
i.	this amount mainly relates to Canal+ Technologies businesses disposal:
On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement) for a purchase consideration of €190 million. The business acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway™. In both cases, the related products and services are marketed to TV operators.
During December 2003, Thomson completed the sale of the MediaHighway™ business and of the MediaGuard™ business. The assets retained were intellectual property assets, plus cash acquired with and retained in the business. The sale of the two businesses resulted in a capital gain of €46 million after tax (recorded in the holdings segment). The activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003, and all income and expense of the businesses, together with the gain on disposal net of expected costs have been combined and recorded under “other income (expense), net”.
	c.	For the Period ended December 31, 2002:
		i.	the gain relates to the disposal of unconsolidated investments together with the gain on hedges associated with such investments.
(2)	Write-off of long lived assets other than in Restructuring plan
	a.	For the period ended December 31, 2004:
		i.	The write off mainly relates to a €-6 million impairment of certain intangible assets in the Content & Networks Segment.
	b.	For the period ended December 31, 2003:
		i.	This amount mainly relates to the impairment of certain production assets of the Content & Networks segment for €-21 million, and to the impairment of certain assets in the Components segment for €-27 million.
	c.	For the period ended December 31, 2002:
		i.	This amount concerns Content & Networks for €-7 million, Components for €-4 million and Consumer Products for €-3 million.
(3)	Other
This caption is detailed in note 3 by segment for 2002 to 2004.

7. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson S.A. now files a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime provides that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities more than 50% owned (the “Foreign Entities”). Within

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to foreign entities more than 50% owned, to be applied as a credit to income taxes due in France.

The Regime has been in force since January 1, 2001 and will expire on December 31, 2005 unless renewed. As a consequence, Thomson filed worldwide consolidated tax returns for the years 2002 in November 2003 and for the year 2003 in November 2004, and the related consequences are reflected in Thomson’s 2003 and 2004 financial statements.

a) Income tax expense is summarized below:

	2002	2003	2004

		(€ in millions)
Current income tax:
France	(18)	(12)	(18)
Effect of the Regime	33	-	-

Sub-total current income tax France	15	(12)	(18)

Foreign	(93)	(79)	(66)

Total current income tax	(78)	(91)	(84)

Deferred income tax
France	47	(2)	(82)
Foreign	(25)	30	78

Total deferred income tax	22	28	(4)

Total income tax	(56)	(63)	(88)

In 2004, Thomson booked a net deferred tax liability of €4 million. This amount is mainly explained by the recognition of deferred tax assets in USA (€83 million) because of the expected profitability of Thomson Inc., following the exit of loss making TV business and the repositioning in Tube business (plants closure). The deferred tax asset recognized has been reduced in France due to the anticipated impact of the 2005 “Loi de Finance” which modifies and reduces drastically the capital gain tax rates. As a first consequence, starting January 1, 2005, the tax rate on Licensing income will be reduced from 19% to 15%. As a second consequence, starting January 1, 2006, the taxable income resulting from Licensing revenues can no longer be, for tax purpose, offset by capital loss carried forwards. Therefore, the deferred tax asset relating to these capital loss carry forwards has been written down by an amount of €57 million.

In 2004, the current income tax charge amounts to €18 million in France (non recoverable withholding taxes on Licensing revenue) and €66 million abroad, of which U.K. accounts for €17 million, Mexico for €10 million, Australia for €8 million and Netherlands for €7 million.

In 2003, the income tax charge of the Group amounted to €63 million, mainly in Poland and the U.K., while in the U.S. and France, where Thomson is in a loss position, patents income bears withholding taxes. Also, the Group has recorded a net deferred tax asset of €28 million. This amount includes mainly the recognition of deferred tax asset on part of the tax losses generated in the U.S in 2003, in view of an expected return to profitability in the U.S. resulting from the transfer of loss activities, as outlined in TCL agreement.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The increase of the current tax expense in 2003 compared to 2002 is mainly due to French taxes and relates to the effects of a non recurring tax refund in 2002 relative to the introduction of the Regime for €33 million.

In 2002, the Group recorded a net deferred tax asset of €22 million. This amount includes, in France a net of €47 million corresponding to the recognition of a tax benefit related to capital losses and valuation allowances on ordinary tax rate deferred assets, and a €25 million charge related to foreign entities.

b) Reconciliation between the provision for income tax and the pre-tax accounting income/(loss):

	2002	2003	2004

	(€ in millions)
Net income/(loss)	373	26	(636)
Income tax	(56)	(63)	(88)
Minority interests	13	(8)	(1)

Net income before tax (before minority interests and after equity)	416	97	(547)

Equity result of unconsolidated subsidiaries	-	(7)	(3)

Pre-tax accounting income	416	104	(544)

Provision for income tax using the statutory rate of 33.33%
(33.33% in 2003 and 34.33% in 2002)	(143)	(35)	181
Permanent differences	3	2	(15)
Income tax refund due to retroactive application of the Regime	33	-	-
Unrecognized deferred tax assets and change in valuation allowance (1)	(68)	(63)	(281)
Tax credits	9	17	8
Effects of differences in tax rate (2)	35	30	26
Other, net (3)	75	(14)	(7)

Income tax	(56)	(63)	(88)

Pre-tax accounting income/(loss) before amortization
of goodwill and share in net income of equity affiliates (4)	494	180	(414)

Effective tax rate (4)	11.3%	35.0%	(21.2%)

(1)	As of December 2004, tax loss carry forward have not been capitalized and deferred tax assets have been written off, in the USA for €78 million, France for €106 million and Italy for €47 million.
As of December 2003, the net tax loss carry forwards created by the Regime have been recognized in the amount of €16 million based upon a probable taxable income before December 31, 2006. Also, €65 million of deferred tax on temporary differences has been depreciated in the U.S.
In 2002, this amount includes €-61 million of change in valuation allowance, €-12 million of unrecognized deferred tax assets and €5 million of carry-back from Thomson, Inc.
(2)	In 2004, this amount comprises €23 million related to operations taxed at a reduced rate in France and €3 million of effects of foreign tax rate differentials.
In 2003, this amount comprised €21 million related to operations taxed at a reduced rate in France and €9 million of effects of foreign tax rate differentials.
In 2002, this amount comprised €26 million related to operations taxed at a reduced rate in France, €11 million of effects of foreign tax rate differentials and €-2 million of effects of additional tax rate of 3.3%.

(3)	In addition to other taxes of foreign subsidiaries (including U.S.) not based upon taxable income, this amount includes:
- In 2004, €-6 million of unrecoverable withholding tax on licensing revenues.
- In 2003, €-11 million of unrecoverable withholding tax on licensing revenues.
- In 2002, mainly €99 million for the recognition of unusual deferred tax benefits as described in paragraph a) above as well as €-19 million of unrecoverable withholding tax on licensing revenues.
(4)	The effective tax rate has been calculated on a net result before tax, minority interests, equity investments (refer to (a) above) and goodwill amortization (€-130 million, €-76 million and €-78 million respectively at December 31, 2004, 2003 and 2002).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

c) Income/(loss) before income taxes and minority interests:

	2002	2003	2004

	(€ in millions)
Domestic activities	103	251	152
Foreign activities	313	(154)	(699)

Total income/(loss) before tax and minority interests	416	97	(547)

d) Deferred tax liabilities and income taxes payable:

	2002	2003	2004

	(€ in millions)

Deferred tax liabilities	23	23	2
Income taxes payable	151	85	60

Total tax liabilities	174	108	62

e) Deferred tax assets and liabilities included in other receivables and other creditors and accrued liabilities of the balance sheet:

	2002	2003	2004

	(€ in millions)
Deferred tax assets (net)	1,437	1,657	1,742
Valuation allowance	(1,154)	(1,365)	(1,462)

Deferred tax assets, net (note 13)	283	292	280

Deferred tax liabilities (note 21)	(23)	(23)	(2)

Net deferred tax assets (1)	260	269	278

(1)	Including €93 million for Technicolor at December 31, 2002. This amount includes €-42 million of valuation allowance on deferred tax assets recorded through goodwill on Technicolor, PDSC and Grass Valley.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

f) Major temporary differences that give rise to deferred tax assets and liabilities:

	2002	2003	2004

	(€ in millions)
Tax effect of tax loss carry-forwards	680	786	865

Foreign Tax credit related to the Regime (1)	112	176	233

Tax effect of temporary differences related to:
Accrued vacation pay	9	8	7
Reserve for restructuring costs	29	27	18
Reserve for other risks and losses	144	126	102
Reserve for depreciation of assets	13	37	180
Reserve for pensions	192	195	186
Other temporary differences	314	365	252
Total temporary differences	701	758	745

Deferred tax assets, gross	1,493	1,720	1,843

Tax effect of temporary differences related to:
Reserve for depreciation of assets	(55)	(44)	(75)
Other	(24)	(42)	(28)

Deferred tax liabilities, gross	(79)	(86)	(103)

Total valuation allowance	(1,154)	(1,365)	(1,462)

Net deferred tax assets (liabilities)	260	269	278

(1)	Foreign tax credits are comprised of corporate taxes paid outside France and deductible from the Regime future income tax payable.

g) Expiration of the tax loss carry forward

(€ in millions)

2005	152
2006	27
2007	54
2008	146
2009	34
2010 and thereafter	2,104

Total	2,517

Out of this amount, €171 million correspond to the net tax loss carry forward created after January 1, 2001 in the Regime and can be used to offset taxable income on a worldwide basis until 2005. A valuation allowance is recognized for almost all the tax loss carry-forwards relating to European marketing subsidiaries (out of which Thomson multimedia Sales Germany GmbH represents 39% of the total tax loss carry-forwards).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

8. LONG LIVED ASSETS

(a) Intangible assets:

	2002	2003	2004

(€ in millions)	Net	Net	Gross	Accumulated	Net
				Amortization

Goodwill	1,320	1,100	1,518	(276)	1,242
Patents, trademarks and customer relationships (1)	803	796	850	(101)	749
Other intangibles (2)	60	39	352	(137)	215

Total	2,183	1,935	2,720	(514)	2,206

Gross value	2,524	2,317
Accumulated amortization	(341)	(382)

(1)	This caption consists mainly of the trademarks (€169 million for Technicolor trademark at December 31, 2004 closing rate) and customer relationships (€220 million and €65 million, respectively for Technicolor and PDSC at December 31, 2004 closing rate) which are not amortized.
(2)	The increase in 2004 is due to the addition of the DIRECTV customer relationships (€175 million as of December 31, 2004 closing rate) purchased as part of the HNS business described in note 2.

Goodwill
(€ in millions)	Purchase	Amortization	2002	2003		2004
	Date	Period (years)	Net	Net	Gross	Amortization	Net

ATLINKS	1999 & 2003	15	26	56	60	(14)	46
Technicolor Group (1)	2001	20	535	417	454	(97)	357
Screenvision US	2001	20	39	31	34	(6)	28
BTS	2001 & 2002	15	116	107	130	(37)	93
Nextream	2001 & 2004	15	5	5	19	(2)	17
Thomson Broadband (ADSL)	2001	10	61	54	67	(21)	46
Vidfilm	2002	20	68	27	28	(4)	24
Grass Valley	2002	15	93	80	84	(16)	68
Southern Star Duplitek	2002	20	49	27	28	(4)	24
Panasonic Disc Services
Corporation (PDSC) (1)	2002	20	272	223	225	(32)	193
Screenvision Europe	2002 & 2003	20	19	16	17	(7)	10
Technicolor Digital Cinema	2003	20	-	17	17	(1)	16
Cinecolor	2003	20	-	11	11	(1)	10
Fortune (2)	2004	15	-	-	11	(1)	10
Gyration (2)	2004	8	-	-	13	(1)	12
Corinthian (2)	2004	20	-	-	25	-	25
The Moving Picture Company (2)	2004	20	-	-	68	-	68
HNS (2)	2004	8	-	-	11	(1)	10
TCL-Thomson Electronics (TTE) (2)	2004	3	-	-	155	(22)	133
Others (less than €10 million
net individually)			37	29	61	(9)	52

Total			1,320	1,100	1,518	(276)	1,242

1)	Technicolor and PDSC goodwill gross value decreased by respectively €36 million and €16 million in 2004 due to the decrease in value of the USD.
2)	As of December 31, 2004, a preliminary purchase valuation assessment had been carried out on these companies. The final assessment should be completed no later than the close of the first financial year subsequent to the acquisition pursuant to French Regulation 99-02.

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

Patents, trademarks and customer relationships consist mainly of:

- Trademarks of Technicolor® (€169 million at December 31, 2004), Grass Valley® (€33 million at December 31, 2004), Recoton® (€22 million at December 31, 2004) and THOMSON®.

- Customer relationships of Technicolor (€220 million), PDSC (€65 million), Screenvision Europe (€22 million), Southern Star Duplitek (€34 million) and Vidfilm (€33 million).

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

Other intangible assets

Other intangible assets include mainly software and a customer relationship with DIRECTV.

(b) Property, plant and equipment:

	2002	2003	2004

(€ in millions)	Net	Net	Gross	Accumulated	Net
				Amortization

Land	76	67	62	(4)	58
Buildings	281	278	474	(296)	178
Plant and equipment	983	850	2,621	(1,993)	628
Other fixed assets	282	279	378	(188)	190

Total	1,622	1,474	3,535	(2,481)	1,054

Gross value	3,800	3,554
Accumulated amortization	(2,178)	(2,080)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

As of December 31, 2004, 2003 and 2002 the accumulated depreciation includes €601 million, €56 million and €38 million, respectively, of write-downs that have been recognized within the framework of restructuring plans (note 18).

9. EQUITY INVESTMENTS

These investments represent companies engaged in activities similar to those of Thomson’s consolidated subsidiaries.

Equity investments in unconsolidated affiliates are summarized below:

(€ in millions)	% Interest	Investments			Income/(loss)
	2004	2002	2003	2004	2002	2003	2004

TCL-Thomson Electronics (*)	33.0%	-	-	116			(3)
CTE El Athir (Tunisia)	30.0%	4	4	3	-	-	-
EasyPlug, S.A.S. (France)	50.0%	-	3	3	-	(1)	-
EasyPlug, Inc. (U.S.)	50.0%	-	-	-	-	(1)	-
Celstream Tech. Private Ltd. (India)	44.8%	-	1	1	-	-	-
MTEP (U.S.)	12.5%	-	1	1	-	(1)	-
Techfund Capital Europe (France)	20.0%	-	2	3	-	-	-
Metric Line (France)	40.0%	-	-	-	-	-	-
Others		-	-	1	-	(4)	-

Total		4	11	128	-	(7)	(3)

(*)	The goodwill as of December 31, 2004 of €133 million is shown separately in goodwill note 8.

10. OTHER INVESTMENTS

	2002	2003		2004

(€ in millions)	Net	Net	Gross	Valuation	Net
				allowance

Investments in:
- listed securities (1)	5	14	36	-	36
- unlisted securities (2)	53	111	157	(80)	77

Total	58	125	193	(80)	113

Gross value	248	211
Accumulated amortization	(190)	(86)

(1)	Among which €13 million of shares has been pledged to a bank as collateral to hedge counterpart risk. This caption also includes common shares in a listed company strategic to the Group totalling €15 million at December 31, 2004 closing rate.
(2)	This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2004, a preference share investment totaling €73 million at December 31, 2004 closing rate.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

11. INVENTORIES

	2002	2003	2004

	(€ in millions)
Raw materials	379	291	145
Work in process	123	59	58
Finished goods and purchased goods for resale	561	478	427
Sub-total	1,063	828	630
Less: valuation allowance	(101)	(84)	(61)

Total	962	744	569

As of December 31, 2004, approximately 81% (73% in 2003 and 76% in 2002) of inventories were valued by the FIFO method with the remainder valued by the weighted average cost method.

As of December 31, 2004, 2003 and 2002 the accumulated depreciation includes €11 million, €9 million and €8 million, respectively, of write-downs recognized within the framework of restructuring plans.

12. TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

	2002	2003	2004

	(€ in millions)
Trade accounts and notes receivable (1)	1,742	1,363	1,222
Less: valuation allowance (2)	(67)	(48)	(42)

Total	1,675	1,315	1,180

(1)	Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for €230 million, €205 million and €235 million as of December 31, 2004, 2003 and 2002, respectively.
(2)	The valuation allowance includes a write-down of €2 million in 2002 (nil in 2004 and 2003).

Sales of receivables

The Group has in place a securitization program, since December 2002, which covers certain of its North American receivables. Under the program Thomson, Inc. entered into an agreement allowing the sale, on a revolving basis, of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million. In 2004 the amount of the program was reduced to USD 200 million (€147 million at the December 2004 closing rate).

No sales of receivables were outstanding at December 31, 2004, 2003 and 2002 under the securitization program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

13. OTHER RECEIVABLES

	2002	2003	2004

	(€ in millions)
Value added tax receivable (1)	110	99	100
Other taxes receivable (2)	232	56	62
Subsidies	23	23	19
Deferred taxes assets, net of valuation allowance	283	292	280
Prepaid expenses	67	61	42
Other (3)	563	429	465

Total	1,278	960	968

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group's business.
(2)	The significant tax receivable at the end of 2002 corresponds to the impact resulting from the worldwide tax consolidation Regime (note 7).
(3)	As of December 31, 2004, 2003 and 2002, €117 million, €116 million and €122 million, respectively, are related to accrued royalty income. Thomson has acquired at year-end €98 million of receivables due from third parties (mainly retailers) to TTE to finance TTE’s working capital requirement for a period not exceeding 24 months in application to the combination agreement (Note 23).

14. CONTRACT ADVANCES, NET

Contract advances primarily relate to customer contracts with Technicolor that conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts.

Such advance payments are recorded as “contracts advances, net” and are amortized as a reduction of “net sales” on the basis of units of production or film processed. Technicolor customer advances amounted to €164 million, €188 million and €225 million as of December 31, 2004, 2003 and 2002, respectively. For the years ended December 31, 2004, 2003 and 2002, the company recorded a total of €134 million, €121 million and €66 million, respectively, of amortization of customer contracts advances.

As of December 31, 2004 advances paid on contracts on the Group’s screen advertising joint ventures in the U.S. and Europe were €15 million (€17 million as of December 31, 2003).
The related amortization amounts to €10 million for year ended December 31, 2004.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

15. CASH AND CASH EQUIVALENTS

	2002	2003	2004

	(€ in millions)
Cash and cash equivalents	1,463	2,383	1,906
Of which restricted cash deposits (1)	89	76	55

(1)	Primarily a deposit by TCE Television Taiwan guaranteeing a loan to Thomson for the same amount

16. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

	2002	2003	2004

Outstanding number of shares	280,613,508	280,613,508	273,308,032
Nominal value in €	3.75	3.75	3.75
Thomson share capital in €	1,052,300,655	1,052,300,655	1,024,905,120

Treasury shares

	2002	2003	2004

Treasury stock at cost (€)	156,490,328	211,322,802	55,307,575

Number of Treasury shares held	3,373,070	6,373,070	3,082,766

Out of which
purchased in the year	-	3,000,000	4,157,010
attributed	-	-	(141,838)
cancelled	-	-	(7,305,476)

Since 2000, the shareholders’ meeting has authorized and renewed the authorization to the Board of Directors to repurchase ordinary shares in the market for multiple purposes (future exchange of shares for strategic partnerships, possible exchange with convertible bonds, stock option plans, etc).
Pursuant to the authorization of November 10, 2000, the Group had repurchased 3,267,850 Treasury shares as of December 31, 2002 in addition to 105,220 existing treasury shares.
At the end of 2003, Thomson held a total of 6,373,070 shares following the repurchase of 3 million shares the company made in November 2003.
Effective May 7, 2004 the shareholders’ meeting approved the renewal of the plan to repurchase approximately 10% of the share capital in the market for multiple purposes.

At December 31, 2004, the Group held a total of 3,082,766 shares as treasury shares on its balance sheet for a value of €55 million which is presented as a deduction of the equity. These were acquired pursuant to the following transactions as authorized by the Board of Directors:

Pursuant to the authorization of May 7, 2004, the group repurchased 4,157,010 Treasury shares during the year for a cost of €74 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

On August 30, 2004, as agreed by the Board of Directors on July 22, 2003, a total of 141,838 shares have been attributed under specific conditions. A total of 403,441 shares remain to be attributed over 3 years to 27 beneficiaries.

On October 19, 2004, the Board decided to cancel 7,305,476 Treasury shares.

In addition, in December 2004, Thomson sold puts on its own shares with maturities in March, April and May 2005 for 2,000,000 shares.

From time to time, the Group may enter into financial transactions, notably lending, concerning treasury shares. As of December 31, 2004, no transaction were outstanding.

Stock option plans and dilutive potential ordinary shares

At December 31, 2004, stock option plans, created in accordance with the decision at the shareholders’ meeting on November 10, 2000, were as follows:

	Plan 1	Plan 2	Plan 3
	Purchase options	Subscription options	Subscription options

Board’s decision	December 18, 2000	October 12, 2001	September 22, 2004
	March 16, 2001
	July 23, 2001

Number of Beneficiaries	463	556	574

Number of options granted	4,018,500	3,540,300	7,366,590

Exercise period	50% as of	50% as of	50% as of
	December 18, 2003	October 12, 2004	September 22, 2007
	50% as of	50% as of	50% as of
	December 18, 2004	October 12, 2005	September 22, 2008

Plan life	10 years	10 years	10 years

Exercise price	55.90 Euros	31.50 Euros	16.00 Euros

Number of options cancelled	3,045,300	2,888,700	18,000
since the beginning of the plan

Number of remaining
participants	74	58	569

Number of options
outstanding	973,200	651,600	7,348,590

The board of Directors approved on September 22, 2004, a stock option subscription plan, for 574 beneficiaries, as follows:
358 beneficiaries of former stock option plans have accepted to cancel the options that were granted under Plan 1 and Plan 2 for a total number of 3,972,000 stock options in exchange for the granting of new options under plan 3. Under this plan, 852,700 options were granted to 216 employees who did not benefit from plan 1 and 2. The subscription option price was €16. Former employees and retirees were not eligible.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

As of December 31, 2004, no stock options have been exercised from plan 1 and plan 2.

“ BASA” (Bon d’Acquisition ou de Souscription d’Actions)

On September 15, 2004, the General Assembly approved a subscription plan (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for all individual shareholders which have fulfilled the two following conditions:
- Shareholders which have purchased or subscribed shares before June 30, 2002 and,
- Which still own 80% of such shares as of July 21, 2004.
Such shareholder has the right to subscribe Thomson subscription certificate at €16 per certificate. The number of certificates subscribed amounts to 12,471,368 at €1 each. Each certificate will be exercisable after the issuance of 2005 annual consolidated financial statement of Thomson beginning March 1, 2006 and will expire on June 30, 2006. Thomson may choose to deliver new Thomson shares or existing treasury shares.

Common stock call option agreement in connection with the formation of “TCL-Thomson Electronics”(TTE)

In connection with the Combination Agreement with TCL Corporation (“TCL Corp”) to form “TCL-Thomson Electronics” (TTE), Thomson granted to TCL Corp the option to purchase from Thomson 2,500,000 common shares at an exercise price of €18.12 per share.

The Exercise period of this Call Option Agreement will start on the First Exercise Date (October 31, 2004), which is 3 months after the closing date of the Combination Agreement, and will end on October 31, 2006.

Earnings per share

The Group may issue 30,621,515 basic shares (weighted average number) in connection with its outstanding convertible/exchangeable bonds (note 20) and a maximum of 3,158,099 shares in connection with the promissory notes due to Carlton (note 22).

After consideration of the weighted average number of potential ordinary shares over the period and the restatement of financial charges net of tax (€19 million) associated with these two financial instruments and based on 2004 interest on the promissory notes, there is no dilutive effect on the earnings per share for the year ended December 31, 2004.

Minority interests

In 2004, the increase in minority interests is mainly due to the capital increase within Thomson Guangdong Display Company Ltd. (formerly Thomson Foshan Colour Picture Company Ltd.).

In 2003, the decrease of the minority interests is due to the acquisition by Thomson of the 50% minority interests in ATLINKS.

In 2002, the most significant component of minority interests (€38 million including net result) consisted mainly of the 50% equity investment in ATLINKS (€36 million) held by shareholders other than the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cumulative translation adjustment

This item represents exchange differences arising from the translation of foreign subsidiaries’ financial statements.

Revaluation reserve

This item represents the Group’s share in the revaluation of certain tangible fixed assets.

17. RESERVES FOR RETIREMENT BENEFITS

I- Summary of benefits

	2002	2003	2004

	(€ in millions)
Pension plan (a)	380	365	358 (*)
Post-retirement medical benefits (b)	325	288	231

Total reserves for employee benefits	705	653	589

(*)	In accordance with CNC opinion 2004-05, “ jubilee awards” are classified under “Other creditors and accrued liabilities” (€13 million in 2004). Prior years have not been restated.

a) Pension plan

In some countries, Thomson pays contributions to governmental entities bearing the costs of retirement benefits. Such contributions are charged to expense as incurred. In other countries, mainly in Germany and in the U.S., Thomson provides defined benefits to employees upon their retirement.

  In Germany, employees have a non-funded pension plan granted and managed by Thomson.
  In the United States, the employees of Thomson, Inc. are covered under a defined benefit pension plan funded by a trust fund maintained by Thomson, Inc. The funding policy is to contribute on an annual basis an amount at least sufficient to meet the minimum requirements of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement. Technicolor operates a defined benefit pension plan (the “Technicolor Plan”) that covers substantially all employees that are not covered by collective bargaining agreements.
  In Italy, according to local regulations, Thomson accrues indemnities for all employees (“Trattemento di Fine Rapporto” regulation) as if all employees would get indemnified at year-end. This indemnity is increased each year based on each employee’s seniority and an inflation factor.
  In France, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his/her years of service. In some subsidiaries, “jubilee” awards are payable depending on the seniority of each employee in the Group.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b) Post-retirement medical benefits

Thomson Inc. and its subsidiaries provide health care coverage for retired employees who must meet seniority and age conditions.

Significant events occurred as follows:

- In November 2003, Thomson Inc announced a plan amendment to the postretirement medical plan that transferred more costs to the retirees through higher monthly premium payments, starting January 1, 2004. The plan re-measurement resulted in a USD 129 million (€95 million at closing exchange rate of December 2004) unrecognised prior service gain which is deferred and recognized in gain over a period of time based upon expected future service years.
- By end of 2003, the US government passed legislation, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (The Act) related to postretirement medical plans. As a result of the Act, subsidies to be received are accounted as a reduction to the benefit obligation. A gain of USD 59 million (€43 million at closing exchange rate of 2004) is recorded to actuarial gains/losses and it is being amortized over time.
- Thomson Inc closed during 2004 two Display plants located in the U.S. (Marion and Circleville). This resulted in a curtailment gain on the medical plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

II - Analysis of the reserve for employee benefits

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Present value
of benefit obligation (*)	(711)	(682)	(646)	(412)	(436)	(298)	(1,123)	(1,118)	(944)
Fair value of plan assets (*)	237	221	184	2	-	-	239	221	184

Funded status (I)	(474)	(461)	(462)	(410)	(436)	(298)	(884)	(897)	(760)

Unrecognized actuarial
(gain) loss (II)	91	102	113	85	146	110	176	248	223
Unrecognized actuarial
prior service cost (III)	3	(6)	(4)	-	2	(43)	3	(4)	(47)
Amount not recognized
due to the Thomson
asset limitation rule (IV)	-	-	(5)	-	-	-	-	-	(5)

Reserve for employee
benefits = -(I)-(II)-(III)-(IV)	380	365	358	325	288	231	705	653	589

(*)	The detail of the change of the benefit obligation that are wholly or partly funded and the change of the fair value of assets is explained in the captions a) and b) as follows.

a) Present value of benefit obligation

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Benefit obligation
at the beginning of the year	(778)	(711)	(682)	(423)	(412)	(436)	(1,201)	(1,123)	(1,118)
Reclassification of jubilee plan	-	-	13	-	-	-	-	-	13
Service cost	(41)	(33)	(23)	(7)	(8)	(4)	(48)	(41)	(27)
Interest cost	(46)	(38)	(33)	(31)	(27)	(20)	(77)	(65)	(53)
Amendment	-	6	(3)	(2)	-	103	(2)	6	100
Business combination	(7)	(4)	9	(2)	-	-	(9)	(4)	9
Plan participants contribution	-	(1)	(1)	(3)	(3)	(4)	(3)	(4)	(5)
Curtailment/settlement	55	39	46	-	11	5	55	50	51
Actuarial gain (loss)	(14)	(33)	(27)	(39)	(99)	17	(53)	(132)	(10)
Benefits paid	60	37	37	30	22	19	90	59	56
Foreign currency exchange
rate changes	60	56	18	65	80	22	125	136	40

Benefit obligation at the
end of the year	(711)	(682)	(646)	(412)	(436)	(298)	(1,123)	(1,118)	(944)

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b) Fair value of plan assets

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Fair value at the beginning
of the year	406	237	221	-	2	-	406	239	221
Actuarial return on plan assets	(68)	24	21	-	-	-	(68)	24	21
Employer contribution	-	29	16	-	-	-	-	29	16
Plan participant contribution	-	1	1	-	-	-	-	1	1
Curtailment/settlement	(52)	(38)	(55)	-	(2)	-	(52)	(40)	(55)
Business combination	7	12	(2)	2	-	-	9	12	(2)
Benefits paid	(8)	(7)	(8)	-	-	-	(8)	(7)	(8)
Foreign currency exchange
rate changes	(48)	(37)	(10)	-	-	-	(48)	(37)	(10)

Fair value at the end
of the year	237	221	184	2	-	-	239	221	184

III - Elements of the statements of operations

Total expense for pensions and other benefits for the years ended December 31, 2002, 2003 and 2004 is detailed as follows:

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

	2002	2003	2004	2002	2003	2004	2002	2003	2004

Service cost	(41)	(33)	(23)	(7)	(8)	(4)	(48)	(41)	(27)
Interest cost	(46)	(38)	(33)	(31)	(27)	(20)	(77)	(65)	(53)
Return on plan assets	26	15	13	-	-	-	26	15	13
Amortization of unrecognized
prior service costs	(6)	(2)	(1)	(1)	(1)	6	(7)	(3)	5
Amortization of unrecognized
gain or loss	-	1	(4)	(1)	(3)	(7)	(1)	(2)	(11)
Effect of
settlement/curtailment	-	(1)	(16)	-	-	49	-	(1)	33
Thomson asset limitation
rule impact	-	-	3	-	-	-	-	-	3

Total expense	(67)	(58)	(61)	(40)	(39)	24	(107)	(97)	(37)

IV - Plan assets

When defined benefit plans are funded, mainly in the U.S., U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Thomson pension plans weighted-average asset allocations as at December 31, 2004 by asset category are as follows:

Equity securities	58%
Debt securities	39%
Other	3%

Total	100%

V - Information by geographic area

The following information summarizes (a) the reserve for employee benefits, (b) the benefit obligations, (c) the fair value of assets and (d) the unrecognized benefit obligation by geographic area.

a) Reserve for employee benefits
	2002	2003	2004

	(€ in millions)

Pension plan (1)
NAFTA (2)	51	45	59
Germany	230	232	226
France	41	40	36
Other countries (2)	58	48	37

Sub-total	380	365	358

Medical post-retirement benefits
NAFTA (2)	325	288	231

Total reserves for employee benefits	705	653	589

(1)	Pension plans in France and Italy relate to termination indemnities.
(2)	“NAFTA” includes the U.S., Canada and Mexico. “Other countries” mainly relate to United Kingdom, Italy and Poland.

b) Actuarial present value of benefit obligations

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

Present value
of benefit obligation	2002	2003	2004	2002	2003	2004	2002	2003	2004

NAFTA affiliates	(301)	(247)	(217)	(412)	(436)	(298)	(713)	(683)	(515)
German affiliates	(264)	(283)	(288)	-	-	-	(264)	(283)	(288)
French affiliates	(48)	(45)	(37)	-	-	-	(48)	(45)	(37)
Other affiliates	(98)	(107)	(104)	-	-	-	(98)	(107)	(104)

Total	(711)	(682)	(646)	(412)	(436)	(298)	(1,123)	(1,118)	(944)

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

c) Fair value of plan assets

(€ in millions)	Pension plan			Medical post-			Total plan
				retirement benefits			assets

Fair value of plan assets	2002	2003	2004	2002	2003	2004	2002	2003	2004

NAFTA affiliates	187	175	134	2	-	-	189	175	134
German affiliates	-	-	-	-	-	-	-	-	-
French affiliates	-	-	-	-	-	-	-	-	-
Other affiliates	50	46	50	-	-	-	50	46	50

Total	237	221	184	2	-	-	239	221	184

d) Summary of unrecognized obligations to be amortized

(€ in millions)	Pension plan			Medical post-			Total benefits
				retirement benefits

Unrecognized (gain) or loss	2002	2003	2004	2002	2003	2004	2002	2003	2004

Unrecognized actuarial
(gain) loss
NAFTA affiliates	63	27	24	85	146	110	148	173	134
German affiliates	34	50	61	-	-	-	34	50	61
French affiliates	4	12	7	-	-	-	4	12	7
Other affiliates	(10)	13	21	-	-	-	(10)	13	21

Sub-total	91	102	113	85	146	110	176	248	223

Unrecognized actuarial
prior service cost (gain)
NAFTA affiliates	-	-	1	-	2	(43)	-	2	(42)
German affiliates	-	1	1	-	-	-	-	1	1
French affiliates	3	(7)	(6)	-	-	-	3	(7)	(6)
Other affiliates	-	-	-	-	-	-	-	-	-

Sub-total	3	(6)	(4)	-	2	(43)	3	(4)	(47)

Amount not recognized due
to the Thomson asset
limitation rule
NAFTA affiliates	-	-	(1)	-	-	-	-	-	(1)
German affiliates	-	-	-	-	-	-	-	-	-
French affiliates	-	-	-	-	-	-	-	-	-
Other affiliates	-	-	(4)	-	-	-	-	-	(4)

Sub-total	-	-	(5)	-	-	-	-	-	(5)

Total unrecognized obligation	94	96	104	85	148	67	179	244	171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

VI - Assumptions used in actuarial calculations

The following table details the assumption used for determining the benefit obligation:

	Pension plan			Medical post-retirement
					benefits

	2002	2003	2004	2002	2003	2004

Discount rate	6.30%	5.55%	5.13%	7.00%	6.74%	6.00%
Return on plan assets	9.25%	7.11%	6.73%	-	-	-
Average long term rate of compensation	3.20%	2.97%	3.14%	4.00%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

The average assumption rate for the increase of the health care cost will be 9.07 % in 2005; 8.10 % in 2006; 7.00% in 2007; 6.03 % in 2008 and 4.58% thereafter.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of September 30, 2004 by €31 million at December 31, 2004 closing rate, and the service and interest cost components of the 2004 post-retirement benefit expense by €3 million at December 31, 2004 closing rate. The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of September 30, 2004 by €-26 million at December 31, 2004 closing rate, and the service and interest cost components of the 2004 post-retirement benefit expense by €-2 million at December 31, 2004 closing rate.

VII - Impact of IFRS

The net accruals as of December 31, 2003 in the accompanying consolidated balance sheets can be compared with balances determined under IFRS as follows:

	Pension benefits	Other benefits

(€ in millions)	December 31, 2003	December 31, 2003

Reimbursement rights recognized as a separate asset	-	43

Total liability accrued for under IFRS	(495)	(371)

• Difference in timing of recognition of prior service cost	-	(81)
• Recognition of actuarial gains and losses as permitted
by IFRS 1	103	145
• Reclassification from restructuring accruals	20	-
• Others	7	19

Total liability accrued for under French GAAP	(365)	(288)

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The same comparison of net accruals as of December 31, 2004 is as follows:

	Pension benefits (*)	Other benefits

(€ in millions)	December 31, 2004	December 31, 2004

Reimbursement rights recognized as a separate asset	-	43

Total liability accrued for under IFRS	(478)	(348)

• Difference in timing of recognition of prior service cost	2	(73)
• Recognition of actuarial gains and losses as permitted
by IFRS 1	98	140
• Effect of 2004 curtailments/settlements	(6)	42
• Reclassification from restructuring accruals	27	-
• Others	(1)	8

Total liability accrued for under French GAAP	(358)	(231)

(*)	In accordance with CNC opinion 2004-05, “jubilee awards” are classified under “other creditors and debtors” (€13 million in 2004). Prior years have not been restated under French GAAP.

18. RESTRUCTURING RESERVES

	2002	2003	2004

	(€ in millions)
Reserves at the beginning of the year	183	127	118

Current year expense (1)	151	226	758

Release of provision (1)	(10)	(9)	(16)

Usage during the period	(175)	(173)	(200)

Change in perimeter (2)	34	22	32

Currency translation adjustment and other movements (3)	(56)	(75)	(588)

Reserves at the end of the year	127	118	104

(1)	Restructuring costs, net of release by segment are:

	2002	2003	2004

	(€ in millions)
Content & Networks (a)	(29)	(48)	(31)
Components (b)	(43)	(100)	(690)
Consumer Products (c)	(63)	(49)	(12)
Holdings (d)	(6)	(20)	(9)

Total restructuring expense net of reversal	(141)	(217)	(742)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The restructuring expense includes for the periods ended as of December 31, 2004 and 2003 and 2002:

	2002	2003	2004

	(€ in millions)
Termination costs	(123)	(175)	(135)
Write off of assets	(18)	(42)	(607)

Total restructuring expense	(141)	(217)	(742)

As of December 31, 2004, the restructuring expense comprises the following plans, by segment:

(a)	Restructuring costs of the Content & Networks segment are mainly driven by the following plans:
	a.	The VHS consolidation plan. This plan includes the consolidation and the rationalization of our VHS replication facilities in the United States and in Europe. Costs related to this plan and charged to income this year amount to €16 million. This plan has been announced during the first semester of 2004.
	b.	The Broadcast Industrial downsizing plan: This plan relates to the reduction of Broadcast in house facilities. This plan has been announced during the second half of 2004 and related accrual amounts to €3 million.
	c.	A Voluntary departure plan of one of our broadband facilities in France announced late 2004 and for which the accrual amounts to €7 million.
	d.	Other restructuring costs are related to acquired businesses in 2002. Such restructuring costs are expensed as incurred because they benefit to future activity of the Group, (i.e. training, moving or harmonization costs).
(b)	Restructuring costs of the Components Segment mainly relate to
	a.	On October 21, 2004, the Thomson Board announced its decision to actively seek for partnership in the Display business. As a consequence of this decision, the Group has reassessed the carrying value of all Display’s business long lived assets, which has resulting in the recognition of a non cash impairment charge amounted to €530 millions.
	b.	The closure of the tube plant and the glass plant in the United States amount to €30 million of exit costs and €23 million of write off of assets for the tube plant and to €36 million of exit costs and €56 million of write off for the closure of the glass plant. The above mentioned exit costs are net of employee benefits curtailment gains that are related to the two above plant closures, and amount to €24 million. Certain closure costs of the tube plant have been charged to the acquisition costs of Fortune (note 2) for an amount of €19 million.
	c.	Certain restructuring plans to downsize our workforce in the tube business in Europe, Asia and America for an amount of €11 million.
	d.	The Downsizing of our facilities in the storage digital module business for which restructuring costs recognized during the year amount to €5 million.
(c)	Restructuring activities of Consumer Products mainly relates to
	a.	A restructuring plan that has been set up to re-organize and downsize our remaining TV business. Related termination costs accrued for as of December 31, 2004 amounts to €2 million.
	b.	Certain programs undertaken in 2003 for which costs were not provided for as of December 31, 2003 because they benefited to future activities of the Group (i.e. training, moving or harmonization costs) or because they related to voluntary plan for which costs are recognized upon acceptance by the terminated employees. These costs mainly amount to €10 million.
(d)	Reorganisation of the holding segment is mainly related to the reorganisation/downsizing of our corporate headquarters in Indianapolis, Indiana for which expenses charged to income during the period amount to €2 million. Other costs are related to ongoing expenses on the downsizing of certain research and development centres in France for €2 million and the re-organisation of our headquarters in Boulogne, France for €4 million.

As of December 31, 2003, the restructuring expense includes €-175 million of termination costs and other exit costs and €-42 million for the write-down of assets and is comprised of the following plans, by segment:

(a)	Content and Networks:
	a.	New restructuring plans aimed to consolidate the film replication business and the broadcast business for a total expense of €-9 million over 2003.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	b.	Restructuring programs related to acquired businesses in 2001 and 2002 amounting to €-29 million. Such restructuring costs are expensed as incurred because they benefit the future activity of the Group (i.e., training, moving or harmonization costs).
(b)	Components: mainly comprise in 2003 the adaptation of the production capacity:
	a.	Closure of two tubes production lines in Marion and one glass production tank in Circleville amounting to €-60 million.
	b.	Downsizing of the workforce of one plant in Italy amounted to €-14 million.
	c.	Downsizing of our facilities in the storage digital module business in Asia (€-8 million).
(c)	Consumer Products: mainly comprise in 2003:
	a.	New plans announced in 2003 including the Tune up/CPMax plans for adaptation of the segment costs structure to the business environment (€-13 million), the reorganization of certain Mexican facilities to improve the segment profitability (€-9 million).
	b.	Restructuring costs of programs undertaken in 2002, which are mainly related to the closure of one plant in France (€-7 million), for which reliable estimates were not available at the time of the decision.
(d)	Holdings activities: mainly comprise in 2003:
	a.	The downsizing of certain research and development centers in France (€-9 million).
	b.	The plan for adaptation of the corporate costs structure to the business environment (€-4 million).
(2)	As of December 31, 2004, the change in perimeter mainly includes the impact of the purchase price allocation of Fortune (note 2) for €19 million, of Command Post (note 2) for an amount of €5 million and of HNS (note 2) for an amount of €8 million.
As of December 31, 2003, the change in perimeter includes mainly the impact for purchase accounting of PDSC for €18 million.
As of December 31, 2002, the change in perimeter is due to the purchase accounting impact of PDSC (€31 million), Grass Valley (€27 million), BTS (€10 million), Thomson Broadband in ADSL activities (€6 million) and Grundig (€1 million) together with a reversal for €-41 million on Technicolor.
(3)	As of December 31, 2004, 2003 and 2002, this amount includes mainly write-down of assets and currency translation adjustments.
At December 31, 2004, currency translation adjustments amount to €-3 million (€-9 million and €-13 million in 2003 and 2002, respectively).
Since January 1, 2002 and according to the new French Regulation 00-06 relating to the accounting for liabilities, all write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2004, 2003 and 2002 amounts to €-612 million, €-65 million and €-46 million, respectively. For years 2004, 2003 and 2002, the above-mentioned €-612 million, €-65 million and €-46 million reclassification is broken down as follows :
€-601 million, €-56 million and €-38 million for write-down of long lived assets, respectively (note 8) and €-11 million, €-9 million and €-8 million of write-down of inventories (note 11).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

19. OTHER RESERVES
	Warranty	Losses on	Others (2)	Total
		subsidiaries (1)

	(€ in millions)

Balance at January 1, 2002	113	52	81	246

Current year expense	167	8	44	219
Release of provision	(17)	(1)	(21)	(39)
Usage during the period	(165)	(3)	(42)	(210)
Currency translation adjustments and others	(6)	(5)	11	-

Balance at December 31, 2002	92	51	73	216

Current year expense	127	4	28	159
Release of provision	(4)	-	(17)	(21)
Usage during the period	(123)	-	(40)	(163)
Currency translation adjustments and others	(13)	4	24	15

Balance at December 31, 2003	79	59	68	206

Current year expense	84	-	65	149
Release of provision	(3)	(1)	(28)	(32)
Usage during the period	(93)	(2)	(32)	(127)
Currency translation adjustments and others	(17)	(13)	10	(20)

Balance at December 31, 2004	50	43	83	176

(1)	Primarily includes provisions for losses in excess of the Group’s investments in unconsolidated companies.
(2)	At December 31, 2004, other reserves include mainly accruals for litigation risks for €17 million (€15 million and €20 million as of December 2003 and 2002, respectively) and contract risks for €5 million (€11 million and €13 million as of December 2003 and 2002, respectively).

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

20.  FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a) Analysis by nature

	2002	2003	2004

	(€ in millions)
Debt due to financial institutions (1)	204	617	773
Convertible/exchangeable bond (October 2000) (2)	782	782	611
Convertible/exchangeable bond (March 2002)	600	600	600
Convertible/exchangeable bond (September 2004)	-	-	367
Bank overdrafts	19	24	29
Other financial debt	44	44	61
Accrued interest including premium (3)	45	61	60

Total	1,694	2,128	2,501

(1)	As of December 31, 2004, debt due to financial institutions includes the effect of the consolidation of the Mexicali synthetic lease for an amount of €165 million, of which €5 million was considered as a capital lease and was already consolidated as of December 31, 2003. This synthetic lease was reimbursed on January 24, 2005. Debt related to the synthetic lease in Poland of €138 million was reimbursed during 2004.
(2)	In 2004, 2,350,553 convertible bonds due 2006 of €72.67 nominal value each were repurchased and cancelled for an aggregate amount of €182 million, decreasing nominal debt by €171 million and accrued interest and premium amortization by €11 million.
(3)	At December 31, 2004, accrued interest has been broken down into (i) €48 million (€47 million in 2003) for the premium due at maturity on the October 2000 convertible bond which is recorded as a financial expense over the bond duration and (ii) €12 million (€14 million in 2003) of interest. Accrued interest on “debt related to Technicolor acquisition” (note 22) is included in the total “debt related to Technicolor acquisition”.

Convertible bonds

  In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of €72.67 each, due in 2006 for an aggregate amount of €812,115,228. The number of bonds outstanding at December 31, 2004 is 8,411,832 and is explained as follows:
  - In 2004, 2,350,553 convertible bonds were repurchased at an average price of €77.604 and cancelled.
  - In June 2002, Thomson repurchased 413,000 bonds at an average price of €67.495. The repurchased bonds were cancelled.

  The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

  The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become due at a price of €79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price. The annual effective interest rate is 2.75%.
  Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of €3.75 par value each, at a ratio of one share for each bond, subject to adjustment upon occurrence of certain events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The bonds are redeemable at Thomson’s option at any time on or after January 1, 2004, in whole but not in part, at a price enabling the bondholder to receive a gross redemption yield equal to the gross redemption yield that would have been received at final maturity, which is 2.75%, if the share price is greater than 120% of the bond redemption price for 20 consecutive days. Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled. The costs related to the convertible bond offering (€18 million) are amortized over the bond duration.

  On March 12, 2002 Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of €40.50 each, for an aggregate amount of €600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment made on January 1, 2003. The bonds will mature and become due at a price of €40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

  The bonds are redeemable at Thomson’s option at any time on or after November 1, 2003, at a price enabling the bondholder to receive the nominal value plus 1% interest for the period between the last interest payment date and the redemption if the share price is greater than 120% of the nominal price for 10 consecutive days within the 20 days before the announcement of the reimbursement. Bondholders have the option from March 12, 2002, and until 7 days preceding the reimbursement date to convert one bond against one Thomson share (existing or new shares). Bondholders, who do not exercise the conversion option before 7 days preceding the reimbursement date, will receive the nominal amount plus interest as mentioned above. If at any time the remaining bonds outstanding represent less than 10% of total bonds initially issued, the Group may also redeem at nominal value plus interest all the remaining bonds.

  The bonds are also redeemable on January 1, 2005, at the option of the bondholders at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004. Of the original 14,814,815 bonds, 14,493,324 bonds were redeemed on January 1, 2005, at the option of bondholders.

  Thomson may also repurchase any number of bonds at any time at any price on the Euronext Paris S.A. Bonds so repurchased will be cancelled.
  On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake Partners LLC, with a nominal value of USD 21,660 each, for an aggregate amount of USD 499,999,440. The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of USD 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds are subject to certain transfer restrictions.

  Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at a conversion ratio of 1,000 shares for each bond. This conversion ratio is subject to adjustment under certain conditions. The shares issued upon conversion or exchange are subject to certain sale restrictions.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

All bonds are redeemable in cash plus accrued interest at Thomson’s option at any time if less than 10% of the bonds remain outstanding or at any time after September 16, 2007, if the average of the closing share price for 10 consecutive days within the 20 days before the redemption notice as well as the closing share price on the redemption notice date times the number of shares into which a bond would be convertible both exceed 150% of the par value of a bond.

Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008, upon written notice to Thomson.

Private Placement

On June 30, 2003, Thomson issued senior notes in a total amount of USD 406 million (€298 million at the December 31, 2004 exchange rate) that were sold privately to institutional investors in the U.S. This private placement consisted of three series; a series of 7-year maturity notes in an amount of USD 96 million; a series of 10-year maturity notes in an amount of USD 192 million and a series of 12-year maturity notes in an amount of USD 118 million. The notes carry fixed interest rates of 4.13%, 4.74% and 4.84%, respectively, for the 7, 10 and 12-year maturity notes.

Thomson swapped USD 200 million of the total issue, changing the debt from fixed rate to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part, of the notes. The amount prepaid shall be allocated among all of the notes outstanding at the time in proportion to the respective unpaid principal amounts.

On December 18, 2003, Thomson issued an additional GBP 34 million (€48 million at the December 31, 2004 exchange rate) of senior notes with a 10-year maturity and carrying a fixed rate of 6.11%; the entire amount of these additional notes were swapped to floating rate.

(b) Analysis by maturity

	2002	2003	2004

	(€ in millions )
Due within:
One-year	262	263	904*

Two-years	6	17	664
Three-years	1	836	163
Four-years	818	10	13
Five-years	7	602*	-
Thereafter	600*	400	757
Total long-term	1,432	1,865	1,597

Total	1,694	2,128	2,501

*	The convertible bonds issued on March 12, 2002, are subject to an early redemption provision at the option of bondholders exercisable on January 1, 2005. Since notice of redemption had already been given in December 2004 by bondholders holding 14,493,324 bonds, this portion of the 2002 convertible was considered short-term debt at December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Analysis by currency

	2002	2003	2004

	(€ in millions )
Euro	1,557	1,573	1,366
U.S. dollar	18	388	884
Others	119	167	251

Total debt	1,694	2,128	2,501

(d) Analysis by interest rate for long term debt

	2002	2003	2004

	(€ in millions )
Variable rate (LIBOR 1 month)	6	5	160
Variable rate (LIBOR 3 month)	-	47	191
Variable rate (LIBOR 6 month)	-	-	48
Fixed rates	1,426	1,813	1,198

Total long-term debt	1,432	1,865	1,597

Interest rates on most short-term debt is based on Euribor (Euro Interbank Offered Rate) for euro denominated debt, LIBOR (London Interbank Offered Rate) for U.S. dollar denominated debt and on similar short-term reference rates for other currencies.

(e) Unused credit lines

	2002	2003	2004

	(€ in millions )
Committed credit lines	1,192	832	1,801
of which used	-	27	51
Uncommitted credit lines	1,331	983	945
of which used for debt	105	118	178

Receivable sales agreement in North America	286	238	147
of which used	-	-	-

On July 5, 2004, Thomson closed a €1.75 billion committed credit facility with a consortium of banks. The facility has a five year maturity. Thomson’s previous committed facility in an amount of €800 million was simultaneously cancelled.

Thomson has no financing agreements with rating triggers. Several of Thomson's financing agreements have covenants pertaining to Thomson's consolidated financial situation. These financings are:

  the senior notes issued privately to institutional investors in a total amount of €346 million and a €44 million Mexican capital lease which are subject to two financial covenants: maintenance of a minimum ratio of operating income to interest expense of 3 to 1 and a maximum ratio of net debt to net worth of 1 to 1;
  the €1.75 billion credit facility which is subject to one financial covenant: maintenance of a minimum ratio of operating income to interest expense of 3 to 1;

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

  the €165 million Mexican synthetic lease which is subject to two financial covenants: maintenance of a minimum ratio of EBIT (earnings before interest and tax) to net interest expense of 5 to 1 and maintenance of a maximum ratio of balance sheet net debt to net worth of 0.7 to 1 and; this lease was repaid on January 24, 2005.

At December 31, 2004, Thomson is in compliance with all of these financial covenants.

21. OTHER CREDITORS AND ACCRUED LIABILITIES

	2002	2003	2004

	(€ in millions )

Taxes payable	221	164	153
Deferred tax liabilities	23	23	2
Royalties	223	214	262
Long lived assets acquisition balance	95	89	64
Thomson multimedia Polska sp.zo.o - Deferred Income	85	85	-
Other (1)	423	283	514

Total	1,070	858	995

(1)	Since 2002 the accruals related to consideration given to a customer are deducted from gross trade accounts receivable (note12).

22. DEBT RELATED TO TECHNICOLOR ACQUISITION

The promissory notes due to Carlton for the acquisition of Technicolor totalled USD 115 million, USD 224 million and USD 481 million, as of December 31, 2004, 2003 and 2002, respectively, including accrued interest equivalent to €84 million, €178 million and €459 million, respectively, at the December 31, 2004, 2003 and 2002 exchange rates. Accrued interest amounted to €9 million, €15 million and €29 million at December 31, 2004, 2003 and 2002, respectively. The final instalment on these notes is repayable in one remaining instalment on March 16, 2005. Thomson may elect to pay €61 million (USD 84 million) of the notes in Thomson shares (within the limit of 4 million shares as approved by the shareholders’ meeting).

On March 16, 2004, and March 14, 2003, respectively, €92 million and €149 million were paid in cash on the maturity date of the promissory note instalments consisting in year 2004 of €84 million for the nominal value and €8 million for the accrued interest since inception of the notes (€139 million for the nominal value and €10 million for the accrued interest in 2003).

On September 16, 2003, promissory notes for an amount of €84 million in nominal value, plus €7 million of interest, were paid early.

The remaining promissory note interest rates are based on six month LIBOR, plus a margin of 0.75% (for the two first maturities, the rate was based on three month LIBOR). The latest and final applicable quotation for six month LIBOR dated September 14, 2004, was 2.05813%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

23. ACQUISITION OF INVESTMENTS

	2002	2003	2004

	(€ in millions )
Technicolor (1)	(215)	(224)	(83)
BTS	(65)	-	-
Grass Valley	(196)	-	-
Panasonic Disc Service Corporation	(446)	-	-
Canal+ Technologies (2) acquired in January 2003	(90)	(102)	-
Cinecolor	-	(15)	-
Digital cinema (complementary acquisition)	-	(15)	-
Recoton	-	(50)	-
ATLINKS	-	(69)	-
Command Post	-	-	(11)
Gyration	-	-	(15)
Fortune	-	-	(75)
Hughes Network Systems	-	-	(204)
The Moving Picture Company	-	-	(78)
TTE (3)	-	-	(115)
Other	(289)	(133)	(96)

Acquisition of investment	(1,301)	(608)	(677)

Plus cash position of companies disposed of	-	-	(16)
Less cash position of companies acquired	28	43	13

Acquisition of investment, net	(1,273)	(565)	(680)

(1)	The consideration paid corresponds mainly to the repayment of the promissory notes (note 22) - together with a price adjustment for USD 2 million in 2003.
(2)	Thomson acquired on January 31, 2003, 89% of Canal+ Technologies from the Canal+ Group for a gross amount of €190 million. The €90 million cash payment in 2002 was an advance paid to the seller before the closing. In the December 31, 2002, balance sheet, the advance was recorded in “loans and other non current assets”. In 2003, Thomson paid €100 million at the closing together with an additional €2 million price adjustment. The businesses of Canal+ Technologies were sold by the end of year 2003 (notes 2 and 6).
(3)	TTE acquisition is analysed as follows in millions of euro:
Cash transferred net of cash received	(17)
Financing of TTE under a purchase of receivables agreement for a maximum duration of 24 months	(98)

Net cash disbursed	(115)

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

24. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The two tables presented below provide information regarding contractual obligations and commercial commitments as of December 31, 2004 for which the company is obliged to make future cash payments in accordance with the recommendation on this subject issued by the “Autorité des Marchés Financiers” (AMF), formerly “Commission des Opérations de Bourse” in February 2002.
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

Contractual obligations			Amount of commitments expiring per period

	2003	2004	Less than	> 1 and	> 3 and	After
	Total	Total	1 year	=< 3 years	=< 5 years	5 years

	(€ in millions )
Financial debt (1)	2,128	2,501	904	827	13	757
Of which capital lease liability	61	51	14	22	15	-
Debt related to Technicolor acquisition (1)	178	84	84	-	-	-

Unconditional future payments
Operating leases (2)	485	425	83	118	79	145
Other (3)	137	68	20	24	23	1

Unconditional purchase obligations
Financial investments (4)	28	16	15	1	-	-
Property, plant and equipment (5)	73	9	9	-	-	-

Contingent future payments
Guarantees given (6)	65	181	26	-	76	79
Other conditional obligations (7)	63	71	17	24	13	17

(1)	Financial debt (note 20) and debt related to Technicolor acquisition (note 22) are reported for their principal amounts and accrued interest as of December 31, 2004. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.
(2)	Operating leases are described below in (a) of this note.
(3)	Other unconditional future payments relate to information technology service agreements, general sponsoring agreements entered into in the U.S., guarantees given for assets disposal, and other contractual advances.
(4)	In November 2004, Thomson acquired a 3.2% stake in the Chinese television and mobile phone manufacturer Konka and has agreed to acquire an additional 4.8% subject to approval by the relevant Chinese authorities. This corresponds to a financial investment of € 14 million as of December 2004.
(5)	Unconditional purchase obligations comprise DVD plant expansions in the U.S. as well as equipment following the acquisition of Fortune.
(6)	Guarantees given for disposal of assets.
(7)	Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Commercial commitments	Amount of commitments expiring per period

	2003	2004	Less than	> 1 and	> 3 and	After
	Total	Total	1 year	=< 3 years	=< 5 years	5 years

	(€ in millions )
Unconditional future payments
Royalties (1)	2	1	1	-	-	-
Commercial purchase obligations (2)	123	165	106	45	14	-

Contingent future payments
Guarantees given:
- to suppliers	5	25	9	14	-	2
- for legal court proceedings
and custom duties (3)	62	65	22	12	1	30
- other (4)	19	19	17	1	1	-

Total	86	109	48	27	2	32

Standby letters of credit (5)	110	68	68	-	-	-
Other commercial commitments	10	10	2	8	-	-

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.
(2)	Include commitments to buy advertising space for €69 million in its cinema sale house activity, and other €72 million of commercial purchase obligations in the Content and Networks segment.
(3)

These guarantees comprise:
- Guarantees for customs duties amount to €43 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.
- The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.
- Guarantees given for legal court proceedings amount to €22 million, including a €14 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by instalment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998 (note 27).

(4)	Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. As of December 31, 2004 and 2003 these guarantees amount to €9 million and €14 million respectively, mainly related to long-term contract in its broadcast activities.
(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments, including options, are disclosed in the following table for their related cash inflow and outflow amounts.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	2002	2003	2004

	(€ in millions )
Currency swaps	1,609	2,106	1,581
Forward exchange contracts	957	1,641	1,157
Interest rate swaps	95	237	195
Metals hedging contracts	-	-	8
Foreign exchange options	16	13	-

Total commitments given	2,677	3,997	2,941

Currency swaps	1,680	2,148	1,680
Forward exchange contracts	988	1,667	1,157
Interest rate swaps	95	237	195
Metals hedging contracts	-	-	8
Foreign exchange options	16	13	-

Total commitments received	2,779	4,065	3,040

In addition to the commitments mentioned above, the Group has unrecognized retirement benefit obligations amounting to €171 million, €244 million and €179 million as of December 31, 2004, 2003 and 2002, respectively (note 17).

Guarantees and commitments received amount to €2 million, €2 million, and €23 million at December 31, 2004, 2003 and 2002, respectively.

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to €425 million as of December 31, 2004, and are detailed below (€ in millions ):

2005	83
2006	65
2007	53
2008	42
2009	37
Thereafter	145

Total (1)	425

(1)	The decrease versus 2003 (a total of €485 million at end of 2003) is mainly due to the consolidation of two synthetic leases situated in Poland and Mexico in 2004 (see more detail thereafter).

The significant operating leases are as follows:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

- Thomson S.A. sold an office building located in Boulogne-Billancourt, France for €91 million (€89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

- Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for €57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Consolidation of Special Purpose Entities (SPE’s)

In accordance with Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003 (note 1), two SPE’s have been consolidated in 2004:

- In 2000, the Group entered into a lease agreement for the equipment and building of a television tube manufacturing facility located in Mexico. The manufacturing facility is owned by a special purpose entity (SPE) in which Thomson has no interest. The lease is an operating lease with a term of seven years. During the lease term and at the end of the term the Group has the option to purchase the facility for a purchase price equal to the expected fair market value which is the original purchase price less amortization (this price changes over time). For the Mexican transaction the Group provides a residual value guarantee, which may be due upon termination of the contract if the Group decides not to buy back the equipment. On January 24, 2005, Thomson repaid in advance the debt related to the lease (note 29 on subsequent events).

- In 2001, the Thomson Polish subsidiary (the “Subsidiary”) entered into a transaction with a SPE whereby it transferred ownership title of tube manufacturing equipment to the SPE; the Subsidiary received an amount of €138 million corresponding to the fair value of the equipment at transfer date (the “Original Fair Value”). The Subsidiary continued to use the equipment and paid an annual amount corresponding to approximately 19% of the Original Fair Value (recorded as rental expense until December 31, 2003). A deferred gain of €85 million was booked in the balance sheet.
The debt related to the synthetic lease in Poland of €138 million was reimbursed during 2004 and the synthetic lease thereby terminated.

As of December 31, 2003, these future lease payments totalled €42 million for Thomson Displays Mexicana, S.A. de C.V. and €13 million for Thomson multimedia Polska sp.zo.o.

These two SPE’s have been consolidated as of January 1, 2004, retroactively with the impact booked to equity for €-43 million.

Following these SPE’s consolidation, as of December 31, 2004, the Group no longer reports off-balance sheet future payments related to synthetic leases (note 1).

(b) Other commitments

Thomson has restricted cash deposits as disclosed in note 15. In addition, the Group received payments from clients in order to finance the development costs of certain long-term contracts. In order to guarantee the reimbursement of such payment if the Group does not fulfill its contractual obligations, the Group may set up, at the client’s request, advance payment restitution guarantees. As of December 31, 2004 and 2003, these guarantees amount to €7 million and €22 million, respectively.

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

(a) Foreign currency exposure

Given the international nature of its business, the Group generates significant cash flows in foreign currencies.

The Group primarily uses currency forward contracts or currency options to manage this exposure.

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2004, 2003 and 2002 is as follows:

	2002	2003	2004

	(€ in millions )
Forward exchange contracts (including currency swaps)
Euro	2,199	2,561	1,873
Canadian dollar	-	-	15
Pound sterling	45	136	183
Hong Kong dollar	-	21	22
Japanese yen	55	27	6
Mexican pesos	52	53	33
Singapore dollar	20	29	26
U.S. dollar	156	674	577
Polish zloty	110	269	88
Other currencies	31	45	14

Total forward purchases	2,668	3,815	2,837

Euro	(295)	(947)	(785)
Canadian dollar	(46)	(77)	(52)
Pound sterling	(183)	(256)	(152)
Japanese yen	(78)	(92)	(29)
U.S. dollar	(1,880)	(2,066)	(1,561)
Other currencies	(84)	(309)	(159)

Total forward sales	(2,566)	(3,747)	(2,738)

Currency options contracts purchased
Put U.S. dollar/Call Japanese yen	16	13	-

Total	16	13	-

Deferred hedging gains (losses) related to anticipated transactions	6.3	24.7	(1.8)

In order to match the currencies that Thomson borrows with the currencies that are lent to affiliates the corporate treasury enters into currency swaps primarily to convert euro borrowings into USD which are lent to the Group’s U.S. affiliates. At the December 31, 2004 exchange rate there was a mark to market currency gain on these swaps of €99 million. This amount is recognized in the balance sheet in “Other receivables” and offsets the reduction in the euro value of the foreign currency intercompany loans and advances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Interest rate exposure

The main instruments used by the Group to manage interest rate risks are interest rate swaps, forward rate agreements and interest rate caps.
The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total

	(€ in millions )
Cash and cash equivalents – floating rate	1,906	-	-	-	-	-	1,906

Financial debt:
Floating rate	904	-	160	-	-	44	1,108
Fixed rate	-	664	3	13	-	713	1,393

Interest rate swaps, from floating to fixed (1)	-	-	-	-	-	-	-
Interest rate swaps, from fixed to floating (1)	-	-	-	-	-	195	195
Caps, fixed rate	37	-	-	-	-	-	37

(1) U.S. dollar/euro = 0.733030

	December 31, 2003

	2004	2005	2006	2007	2008	Thereafter	Total

	(€ in millions )
Cash and cash equivalents – floating rate	2,383	-	-	-	-	-	2,383

Financial debt:
Floating rate	263	5	5	9	2	31	315
Fixed rate	-	12	831	1	600	369	1,813

Interest rate swaps, from floating to fixed (2)	79	-	-	-	-	-	79
Interest rate swaps, from fixed to floating (2)	-	-	-	-	-	158	158
Caps, fixed rate	40	-	-	-	-	-	40

(2) U.S. dollar/euro = 0.791766

	December 31, 2002

	2003	2004	2005	2006	2007	Thereafter	Total

	(€ in millions )
Cash and cash equivalents – floating rate	1,463	-	-	-	-	-	1,463

Financial debt:
Floating rate	262	-	-	-	6	-	268
Fixed rate	-	6	1	817	1	601	1,426

Interest rate swaps, from floating to fixed (3)	-	95	-	-	-	-	95
Interest rate swaps, from fixed to floating (3)	-	-	-	-	-	-	-

(3) U.S. dollar/euro = 0.953562

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest related to interest rate swaps at December 31, contracted by the Group is as follows:

	2002	2003	2004

	(€ in millions )
Interest received:
Fixed rate	-	4	10
Floating rate	-	-	-

Interest paid:
Fixed rate	-	-	-
Floating rate	-	(1)	(6)

Net interest	-	3	4

The Group did not enter into any interest rate hedging operations in 2004.

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

Under the interest rate swap, Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. This interest rate swap is accounted for in accordance with French GAAP: it is marked-to-market and in case of loss a provision is taken. In 2002, Thomson booked a loss of €1 million on this swap. At December 31, 2003, the marked-to-market valuation of this swap was a loss of €0.6 million so the amount provisioned was reduced, thereby resulting in net positive financial income of €0.4 million in 2003 on this transaction. In 2004, this swap matured with a final total loss of €0.9 million thus an additional loss of €0.3 million was taken in financial result.

The interest rate cap that Thomson bought in 2002 provides that until 2005 Thomson will receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap is accounted for in the same way as the interest rate swap. Thomson recorded a loss in 2002 of €0.3 million on this cap. At December 31, 2003, the fair value of this cap was a loss of €0.2 million so the amount provisioned was reduced thereby resulting in net positive financial income of €0.1 million in 2003 on this transaction. At December 31, 2004, the fair value of this cap was also a loss of €0.2 million so that the financial result in 2004 of this cap was nil.

Because of the interest rate differential between the USD and the euro, the Group had in 2004 interest gains on the currency swaps used to convert to USD euros borrowed by Corporate Treasury which it lends to the U.S. affiliates. These swap gains are accounted for as a reduction of interest expense and are entirely included in Thomson’s 2004 interest expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The average interest rate on the Group’s consolidated debt is as follows:

	2002	2003	2004

Average interest rate on borrowings	2.42%	2.39%	2.74%
Effective interest rate after interest rate hedging	2.49%	2.25%	2.60%
Effective interest rate after currency swaps
and interest rate hedging	1.34%	1.49%	2.21%

The effective weighted average interest rate in 2004 on the Group’s consolidated deposits was 1.41% (1.60% and 2.25% in 2003 and 2002, respectively).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is as follows :

	2002	2003	2004

	(€ in millions )
Average debt	1,586	1,914	2,302
Percentage at floating rate	17%	21%	30%

The Group’s average deposits in 2004 amounted to €1,532 million, 100% at floating rate.

A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately €9 million.

(c) Equity instruments

At December 31, 2004, Thomson had an outstanding equity forward sale and a call option on a quoted investment as well as puts on Thomson shares. The puts for 2,000,000 Thomson shares have maturities of March, April and May 2005 and were sold in December 2004 in the over the counter market for a premium of €1.6 million. The puts have an exercise price of €18.75. The puts were sold in the framework of Thomson’s share repurchase program and if they are exercised will be attributed to the utilisations foreseen in the objectives of the program.

(d) Financial counterpart risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterpart credit rating is as follows:

Foreign exchange forwards:

Counterpart’s rating (according to Standard & Poor’s)	2002	2003	2004

A-1+	87.8%	66.9%	91.3%
A-1	12.2%	30.5%	2.0%
A-2	-	2.6%	6.7%

Total	100.0%	100.0%	100.0%

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

All significant cash deposits are maintained with rated financial institutions. An amount of €816 million was invested in mutual funds as of December 31, 2004.

The table below gives the percentage of outstanding cash deposits by counterpart credit rating:

Cash deposit:

Counterpart’s rating (according to Standard & Poor’s)	2002	2003	2004

A-1+	80.2%	44.9%	44.8%
A-1	11.9%	14.8%	6.2%
A-2	6.0%	1.8%	2.0%
A-3	0.4%	-	1.1%
B	1.0%	1.5%	2.6%
BB+	0.1%	-	-
Money Market funds	-	36.7%	42.8%
Non rated financial institutions	0.4%	0.3%	0.5%

Total	100.0%	100.0%	100.0%

Accordingly, the Group does not believe that there is a significant risk of non-performance by a major counterpart of the Thomson Group.

(e) Fair value of financial instruments

The fair value of interest rate swap contracts is calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value calculated by the banks is used.

The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the contract rate and the market forward rate and multiplying it by the nominal amount.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The fair value of listed investment securities is calculated using their last known market price at year-end.

	2002		2003		2004

	Net book	Fair market	Net book	Fair market	Net book	Fair market
	value	value	value	value	value	value

	(€ in millions )
Balance sheet:
Liabilities:
long-term debt	18	16	436	445	558	566
convertible bonds	1,414	1,326	1,429	1,409	1,638	1,769
Of which, short term portion
of convertibles bonds	-	-	-	-	599	599
Assets:	5	5	14	18	36	61

Off-balance sheet:
Interest rate instruments

Interest rate swap	(1)	(1)	-	(11)	-	(8)
FRA and CAP	-	-	(1)	(1)	-	-
Foreign exchange instruments

Forward contracts	20	26	6	30	1	1
Currency option contracts	-	-	-	-	(3)	(3)
Equity instruments

Collars	-	-	-	(5)	-	-
Call option	-	-	-	-	-	-
Forward sale	-	-	-	-	-	(20)
Puts	-	-	-	-	(2)	(1)
Metal hedging instruments

Metal forward purchase contracts -		(1)	-	-	-	-

26. INFORMATION ON EMPLOYEES

The geographical breakdown of the number of employees in companies in the list of consolidated subsidiaries is as follows:

	2002	2003	2004

Europe (1)	17,464	17,277	16,609
North America	14,405	13,073	12,992
Asia (2)	20,268	17,015	12,842
Other countries (3)	12,967	11,034	6,636

Number of employees in consolidated subsidiaries	65,104	58,399	49,079

Number of employees in equity companies	383	664	32,354

Total employees	65,487	59,063	81,433

(1) Of which Poland	5,256	5,697	5,416
(2) Of which People’ s Republic of China	17,195	13,454	10,609
(3) Of which Mexico	11,974	10,048	5,647

Salary costs (€ in millions )	1,841	1,692	1,574

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Compensation of directors and principal executive officers:

Director’s fees were voted by the shareholders’ meeting on November 10, 2000. The amount paid in 2004, concerning year 2003, was €298,581.10.

In 2004, the aggregate amount of compensation paid by the Group to the members of its Executive Committee (17 persons) is €8.08 million (excluding the specific plan benefiting certain executive officers of the Components & Networks division and including variable compensation for an amount of €2.65 million).

In 2003, the aggregate amount of compensation paid to the members of the Executive Committee was €7.9 million (excluding the specific plan benefiting certain executive officers of the Components & Networks division and including variable compensation for an amount of €2.38 million).

The aggregate reserve for employee benefits granted to these executive officers was €1.7 million in 2004 and €1.6 million in 2003.

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

A civil investigation was also initiated by the U.S. Customs Service, which issued pre-penalty notices on December 21, 1998. A pre-penalty notice means that a claim is being contemplated, and is typically a precursor to the issuance of a formal penalty notice. The pre-penalty notices alleged that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. The pre-penalty notices were later withdrawn against two of the individual employees. According to the original pre-penalty notices, the tubes at issue had an appraised domestic value of approximately USD 419 million (€307 million at December 31, 2004). On December 28, 2000, the Customs Service amended the pre-penalty notices and alleged an appraised domestic value of approximately USD 425 million (€312 million at December 31, 2004). In an agreement reached with the Customs Service in January 1999, all actions with respect to the pre-penalty notices were suspended for a period of one year in exchange for waivers of the statute of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

limitations through January 2001. In July 2000, all of the parties who previously received pre-penalty notices agreed to waive the statute of limitations defense for an additional period of time in order to allow the U.S. government to complete its investigation and to seek resolution of the matter through administrative proceedings. The waivers were again extended in November 2001, October 2002, March 2003 and July 2004 and are now effective through September 6, 2005.

The amended pre-penalty notices estimated the loss of custom revenues at approximately USD 12.5 million. Under applicable statutes, penalties could be levied in an amount equal to the appraised domestic value of the merchandise and against each of the five employees concerned in an amount up to eight times the loss of revenue.

In addition, the Group indemnified the five employees for the monetary penalties. On May 30, 2003 the parties, including the Company, which received the pre-penalty notices submitted a joint Petition for Cancellation or Remission of Penalties (the “Petition”) to the Customs Service. Since this submission, the Company’s counsel held various meetings with Customs officials advocating in particular the arguments made in the May 30, 2003 Petition.
On December 21, 2004 a Penalty notice was issued by the US Customs which withdraws allegations of fraud and any action on years 1997 and 1998 and which indicates that no penalty should be issued against individual officers and employees of Thomson. The Penalty notice lowers the loss of revenue from USD 12.5 million to USD 7.1 million and proposes a monetary penalty of USD 28.4 million. On January 21, 2005, Thomson submitted a petition for cancellation or remission of penalties. The Group intends to continue to defend itself vigorously against any allegations of wrongdoing, while cooperating with Customs in an effort to resolve the matter.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A, which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to €31 million. On December 28, 1999, the Direct Taxes Local Office formally advised that an assessment would be due with regard to 1993 amounting to €5.6 million taxable income, resulting in (i) reversal of tax-loss carry-forwards and (ii) additional tax penalties and interest amounting to approximately €2.1 million. On March 21, 2000, Videocolor S.p.A. challenged this assessment before the competent tax jurisdiction of Frosinone in Italy.

On February 13, 2001, the Court of Frosinone rendered its decision regarding the 1993 tax assessment, it maintained part of the assessment based on 1993 elements, yet it invalidated the valuation method of the exported tubes applied by the Italian Direct Taxes Local Office. On November 23, 2000, the Direct Taxes Local Office gave notice of an assessment with regard to 1994 amounting to €9.7 million taxable income. In February 2001, Videocolor S.p.A challenged this assessment before the Local Tax County Commission. As for 1993, the Group has challenged this assessment before the competent tax jurisdiction of Latina Frosinone which confirmed in March 2003 the initial judgment but without applying penalties.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

On May 16, 2003 Videocolor S.p.A elected to apply for the new tax amnesty, enacted by the Italian Parliament in 2003. Videocolor applied for the years 1993 and 1994 and not for the following years and paid a total amount of €1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4.2 million and (ii) tax penalties amounting to €4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed, on October 30, 2003 and before the court of Latina, this decision and Videocolor S.p.A. is now challenging this appeal.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3.5 million and €1.8 million, respectively and (ii) tax penalties amounting to €3.5 million and €1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15th, 2004 to reject almost all of the assessments of the Italian Tax authorities.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €127,000 and (ii) penalties amounting to €127,000. Videocolor S.p.A. appealed this assessment on March 2nd, 2004 before the competent tax jurisdiction of Frosinone in Italy.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€59 million at May 26, 2004 noon buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. Based on the information currently available, the Group is not in a position to estimate the liability and intends to vigorously defend the allegations set forth in the complaint.

Morris Reese

In May 2004, Morris Reese filed suit against ATLINKS USA, Inc. (a wholly owned subsidiary of Thomson) and numerous other manufacturers and distributors of telephone equipment in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a U.S. patent n° 6,427,009 which relates to call waiting caller ID technology. In January 2005, the parties entered into a settlement, providing for a dismissal of the lawsuit and a past and future worldwide license in the field of caller ID technology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, have appealed the District Court’s decision with the U.S. Court of Appeals for the Federal Circuit in Washington D.C. Oral argument of the appeal was heard on July 10, 2003 in the U.S. Court of Appeals for the Federal Circuit. On February 12, 2004, the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents at issue. As a result, the Court of Appeals vacated the summary judgment ruling issued by the District Court in favor of the defendants. On February 26, 2004, Thomson Inc., joined by the other Appellees, filed a petition for Rehearing En Banc with the Court of Appeals. In April 2004, the Court of Appeals denied the petition and remanded the case back to the District Court for further proceedings.

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

Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where, pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the reexamination of the patents at issue by the U.S. Patent and Trademark Office.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent, which relates to inhibiting the intelligible output of

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. On February 18, 2005, Parental Guide filed a notice of appeal.

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

The proposed settlement provides for two alternative remedies: (i) cash reimbursement for any documented out-of-pocket costs paid to a qualified service company to repair or diagnose the alleged audio loss problem, or (ii) a Rebate Certificate applicable to the purchase of a new Thomson-branded television. The Company has agreed to pay the plaintiffs’ attorneys’ fees and costs, and the administrative costs of the settlement. On May 24, 2004 the Court conducted a fairness hearing which resulted in an Order from the Court granting final approval of the settlement and a judgment of dismissal with respect to Thomson Inc. Also, on May 2004, the court made an interim award of attorneys’ fees to plaintiff’s counsel which was confirmed in a final order on January 31, 2005.

IP Innovation and Technology Licensing Corp.

On January 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a complaint against Thomson Inc. in the U.S. District Court for the Northern District of Illinois, Eastern District, alleging infringement of four patents which cover the fields of video noise reduction, audio video synchronization, and audio in video technologies. The Court, after reviewing the complaint, dismissed it without prejudice for failure to establish jurisdiction or appropriate venue. On February 14, 2003, IP Innovation LLC and Technology Licensing Corp. filed a new complaint alleging infringement of the above described patents in the U.S. District court for the Southern District of Indiana. The Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

has filed an answer contesting the allegations. In May 2004, IP Innovation, TLC and Thomson Inc. entered into a settlement and license agreement resolving the Indiana case. The resolution provides for a past and future license to Thomson in the field of consumer electronics.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe its “524” patent. The Company intends to defend itself vigorously against the allegations.

Fisher v. Thomson, Inc.

In February 2004, Randy Fisher filed an individual and purported class action in the Twentieth Judicial Circuit, St. Clair County, Illinois alleging that Thomson Inc. failed to disclose to purchasers of certain models of Thomson High Definition Televisions that those televisions would develop numerous latent defects. In January 2005, the parties resolved the dispute whereby the allegations were withdrawn.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to €25 million. Hearings took place in October 2004 and parties submitted their final position in January 2005. Screenvision has been advised that it has a strong case for recovery of all or parts of this amount. However, the ultimate outcome cannot be predicted with certainty and no asset has been recorded in respect of the outcome of this claim.

Anti-dumping on televisions manufactured by Thomson's Thailand unit

Customs authorities in seven European countries are assessing imports into the European Union by Thomson subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to anti-dumping duty, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark and Sweden in an aggregate amount of around €15.7 million. Thomson believes that it has correctly declared a paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal Plus Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal Plus Technologies, S.A. entered into several agreements which ultimately gave Canal Plus Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal Plus Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

set by MNI’s board and Canal Plus Technologies. No milestones were ever set. In 2002, Canal Plus Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal Plus Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. In June 2004, the Court denied Canal Plus Technologies’ motion for summary judgment, which asserted that the POA was an unenforceable agreement to agree, ruling that material issues of fact exist with respect to several matters including whether Canal Plus Technologies, through the conduct of the individuals it placed on the MNI board, excused MNI from the condition precedent of setting and meeting milestones. A court-ordered mediation occurred on December 6, 2004 but was unsuccessful. Pursuant to the Stock Purchase Agreement of Canal Plus Technologies between Thomson and Groupe Canal+ S.A., Groupe Canal+ granted Thomson certain rights with respect to amounts that may become payable by Thomson in connection with this dispute. The matter is scheduled for trial on June 6, 2005.

Thomson Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for an alleged remaining seven years of the contract. Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services. An initial meeting was conducted with Praxair representatives on May 28, 2004, but no progress was made toward a resolution of the dispute. On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson S.A. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the JPEG standard-setting process.

Environmental matters

A certain number of Thomson’s current and previously owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Bureau to perform an investigation and feasibility study relating to potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

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

In the normal course of the business and based on market conditions, Thomson entered into the following transactions with DIRECTV:

The Group sold digital decoders and satellite receivers, as well as services to DIRECTV for amounts of €374 million, €67 million and €40 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Thomson also sells to retailers a significant number of digital decoders and satellite receivers which are designed for prospective DIRECTV subscribers.

At December 31, 2004, 2003 and 2002, receivables from DIRECTV amounted to €35 million, € 15 million and €83 million, respectively.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Over the course of 2003 and 2004, Thomson and DIRECTV agreed on the following agreements:
- On April 14, 2003, Thomson signed a contract to supply DIRECTV with a significant number of encoders and control systems.
- On June 13, 2003, Canal+ Technologies, a subsidiary of the Group and DIRECTV signed a contract involving the supply by Canal+ Technologies to DIRECTV of its Media Highway™ interactivity system. Thomson has guaranteed the performance of the contract.
- On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes (note 2).

• Microsoft and its subsidiaries (“Microsoft”)

Hank Vigil, Executive Vice President of Microsoft, is a member of the Board of Directors of Thomson.

In the course of its business and based on market conditions, Thomson sells products and services to Microsoft, including, mainly, duplication and distribution services and promotional services, optical kits and royalties. These sales amounted to €77 million, €119 million and €303 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, 2003 and 2002, Thomson had accounts receivable from Microsoft amounting to €10 million, €6 million and €0 million, respectively.

• Carlton Communications Plc and its subsidiaries (“Carlton”)

From March 16, 2002 until September 22, 2004, Carlton has held a 5.5% interest in the share capital of Thomson. As a consequence and for practical reasons, Carlton is considered as a related party of Thomson through December 31, 2004.

In March 2001, Thomson partially financed the Technicolor acquisition (note 2) by issuing promissory notes (the “Notes”) to Carlton (note 22) in the amount of €669 million (USD 600 million), based on the historical exchange rate). The Notes were repayable in four equal instalments on the first, second, third and fourth anniversaries of the transaction.

In March 2004, 2003 and 2002, Thomson repaid Carlton the annual instalments of the Notes, in amounts of €92 million, €149 million and €178 million, respectively. These amounts include, respectively, €8 million, €10 million and €7 million of accrued interests. In addition, on September 16, 2003, Thomson repaid €84 million in nominal value and €7 million of accrued interest prior to maturity. Thus, at December 31, 2004, 2003 and 2002, the outstanding debt due to Carlton relating to the Technicolor acquisition amounts to €84 million, €178 million and €459 million, respectively.

Thomson incurred interest charges related to this debt of €3 million, €6 million and €10 million for years ended December 31, 2004, 2003 and 2002, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

On May 7, 2002, the Group created a new joint venture with Carlton, Screenvision Europe, in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe.

During 2004, 2003 and 2002, Carlton and Thomson shared equally in the financing of Screenvision Europe’s business. The debt due to Carlton by Screenvision Europe, consolidated by the proportional method in the Group’s financial statements, amounted to €18 million, €18 million and €14 million at December 31, 2004, 2003 and 2002, respectively.

These loans bore interest at market rates, with Screenvision Europe incurring interest expense amounting to €0.5 million, €0.5 million, and €0.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

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

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT:

In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. For the year ended December 31, 2004 and 2003 and the three-month period ended December 31, 2002, Thomson recorded, respectively, €34 million, €22 million and €6 million in operating expenses related to the TINOS contract (as amended in November 2002).

In the normal course of business, Thomson is a supplier of ADSL set top boxes and other telephone products to FT. For the year ended December 31, 2004 and 2003 and the three-month period ended December 31, 2002, such sales amounted to €41 million, €23 million and €10 million, respectively. At December 31, 2004, 2003 and 2002, amounts due from FT to Thomson amounted to €9 million, €5 million and €13 million, respectively.

•   TTE Corporation and its subsidiaries (“TTE”)

On July 31, 2004, Thomson and TCL Corporation formed TTE (note 2). Since this date, Thomson accounts for its investment in TTE using the equity method. As a consequence TTE is a related party of Thomson since August 1, 2004.

In the normal course of business, Thomson is a supplier of CRT tubes to TTE. In addition, Thomson licenses to TTE certain intellectual property and provides exclusive services to TTE. For the 5 month

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

period ended December 31, 2004, such sales amounted to €365 million. As of December 31, 2004 amounts due from TTE to Thomson amounted to €106 million.

In addition, Thomson and TTE entered into a 24 months Receivable Purchase and Sale Agreement by which Thomson purchases TTE’s receivables and collects them. As of December 31, 2004, Thomson loaned €99 million to TTE and recognized €4 million as financial income during the 5 months ending December 31, 2004.

• Silver Lake Partners (SLP)

SLP has a representative at the Thomson Board of Directors since September 15, 2004, and is therefore considered as a related party of Thomson since that date.

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC (note 20). As of December 31, 2004, Thomson has a financial debt toward SLP amounting to €366 million. Over the year 2004, Thomson recognized interest expenses and certain other charges in an amount of €4 million.

• TSA and its subsidiaries (“TSA”)

Although TSA significantly reduced its share capital in Thomson in November 2003, TSA is considered as a related party of Thomson as of December 31, 2004 since Thierry Breton (member of the Board of Directors of Thomson) was chairman of the Board of TSA until March 1, 2005. Therefore, transactions with TSA through December 31, 2004 are disclosed hereafter. TSA is wholly owned by the French State.

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

In addition in June 2002 retroactive to July 1, 2001, TSA agreed to transfer all of the patents covered by the contract signed in July 1997 to Thomson Licensing S.A., who was already the beneficiary of all revenues derived from such rights.

• Alcatel and its subsidiaries (“Alcatel”)

Until July 2002, Alcatel was a shareholder of Thomson, holding up to 3.4% of Thomson’s share capital, and had one representative at the Board of Directors of Thomson. As a result, until July 2002, Alcatel was a related party of Thomson, and transactions with Alcatel up to June 30, 2002 are disclosed hereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with Alcatel:

Thomson purchased from Alcatel different services and products, primarily communication products, and trademark royalties totalling €26 million for the six-month period ended June 30, 2002.

Also, the Group sold products (mainly modems) to Alcatel for €97 million for the six-month period ended June 30, 2002

Thomson’s trade account liabilities to Alcatel amounted to €5 million at June 30, 2002. At the same date, the Group had receivables from Alcatel amounting to €25 million.

Since the creation of the ATLINKS joint venture, Alcatel and Thomson have, consistent with the terms of the joint venture agreement entered into in 1999, shared equally in financing its operations. On a consolidated basis, the debt due to Alcatel by ATLINKS amounted to €14 million at June 30, 2002.

Furthermore, Alcatel had an option to sell its interest in the ATLINKS joint venture, exercisable from October 2002. Thomson and Alcatel reached an agreement in February 2003 on the conditions of the exercise of this option, which involved a cash payment by Thomson of €68 million in consideration for the 50% interest in ATLINKS held by Alcatel.

• NEC Corporation and its subsidiaries (“NEC”)

Until June 2002, NEC was a shareholder of Thomson, holding up to 5% of its share capital, and had one representative at the Board of Directors of Thomson. Until June 2002, NEC was a related party of Thomson, and, therefore, the transactions with NEC up to June 30, 2002 are disclosed hereafter.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with NEC:

The Group purchased from NEC components for DVD drives and Plasma displays in the amounts of €1 million for the six-month period ended June 30, 2002.

The Group sold products (mainly DVD drives) and services (notably patent licenses) to NEC in the amounts of €18 million over the first six months of 2002.

At June 30, 2002, receivables from NEC to Thomson amounted to €1 million. As of the same date, amounts due to NEC were negligible.

In 2001, the Group acquired certain patents relating to plasma screen technology and the related know-how for USD 50 million (€57 million), including USD 5 million (€6 million) in withholding taxes paid to the French Treasury, with the objective of setting up a joint venture dedicated to plasma screen manufacturing. At the end of 2002, the parties renounced the original agreement and cancelled the related commercial agreements. As a consequence, NEC paid the Group €47.2 million.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

• A Novo Comlink Espana (“A NOVO”)

As of December 31, 2002, Thomson is no longer a shareholder of A NOVO (note 2). Prior to the exit of A NOVO from the Group’s scope of consolidation in the second half of 2002, the Group accounted for its interest in A NOVO using the equity method.
In the normal course of its business and based on market conditions, the Group purchased equipment, spare parts and raw materials from A NOVO, such purchases amounting to €62 million for the year ended December 31, 2002. The Group owed €15 million to A NOVO at December 31, 2002.

29. SUBSEQUENT EVENTS

On January 1, 2005, a total of 14,493,324 bonds (€587 million) of the original 14,814,815 bonds of the OCEANE issued on March 2002, were redeemed at the option of bondholders.

On January 24, 2005, Thomson repaid in advance the debt related to the Mexicali lease for an amount of USD 227 million (the “Aggregate Acceleration Option Price”). The repayment has been made pursuant to the Conditional Agreements of the initial lease.

Since December 31, 2004, Thomson has continued to advance its partnership project for its Displays business. At the end of February, the first phase of the project was completed, with multiple indications of interest from strategic and from financial partners. In addition, on February 28, 2005, Thomson’s Videocolor subsidiary comprising its Anagni tube production site was formally sold to the Indian company, Videocon, for €10. Prior to disposal, Thomson recapitalized the business with €103 million of cash. Estimated cash and non-cash costs related to these subsequent events could reach up to €365 million of which €195 million has been recorded in Thomson’s 2004 accounts (note 18) and the rest will be recorded into 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

30. LIST OF CONSOLIDATED SUBSIDIARIES

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)	Parent company
ATLINKS Communications Canada, Inc. (Canada)	50.0	100.0	100.0
ATLINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic of China)	50.0	100.0	100.0
ATLINKS Hong Kong Ltd. (Hong Kong)	50.0	100.0	100.0
ATLINKS USA, Inc. (U.S.)	50.0	100.0	100.0
Baja Hughes S. de R.L. de C.V. (Mexico)	-	-	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Deutsche Thomson Brandt GmbH (Germany)	99.9	99.9	100.0
Direct Solutions, Inc. (U.S.)	-	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
European Thai Electronic Company Ltd. (Thailand)	-	100.0	100.0
GALLO 1 S.A. (France)	-	100.0	100.0
GALLO 3 S.A. (France)	-	100.0	100.0
GALLO 4 S.A. (France)	-	100.0	100.0
Gallo 7 (France)	-	100.0	100.0
Gallo 15 (France)	-	100.0	100.0
Gallo 18 (France)	-	-	100.0
Gallo 19 (France)	-	-	100.0
Gyration, Inc. (U.S.)	-	-	100.0
Homefront DSL, Inc. (U.S.)	100.0	(*)	(*)
Immobilière LE GALLO (France)	100.0	100.0	100.0
J2T Holding GmbH (Germany)	100.0	(*)	(*)
Laboratories Thomson Ltd. (Switzerland)	-	100.0	100.0
Manufacturas Avanzadas, S.A. de C.V. (Mexico)	100.0	100.0	(***)
Multimedia Insurance Brokerage (France)	-	100.0	100.0
Nextream S.A. (France)	75.0	75.0	100.0
Nextream France S.A. (France)	75.0	75.0	100.0
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0	100.0
PT Thomson Batam (Indonesia) (formerly Thomson Batam)	-	100.0	100.0
RCA Componentes, S.A. de C.V. (Mexico)	100.0	100.0	(***)
RCA Trademark Management S.A. (France)	100.0	100.0	100.0
S.A. Immobilière Cesson (France)	100.0	100.0	100.0
Servi-Centro Electronico de Mexico, S.A. de C.V. (Mexico)	-	100.0	100.0
Singingfish.com, Inc. (U.S.)	100.0	-	-
Société Tonnerroise d'Electronique Industrielle - STELI (France)	100.0	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0	100.0
TAK S.A.S. (France)	80.6	100.0	100.0
TCE Purchasing Company Taiwan (Taiwan)	-	100.0	100.0
TCE Purchasing Company Japan (Japan)	-	100.0	100.0
TCE Purchasing Company Korea (South Korea)	-	100.0	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Media Solutions Malaysia Sdn Bhd (Malaysia)
(formerly Thomson Audio Muar Sdn Bhd)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore)
(formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Thomson Asia Pacific Investments Pte Ltd. (Singapore)
(formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions Ltd. (United Kingdom)
(formerly Thomson Broadcast Ltd.)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions S.A.
(formerly Thomson Broadcast Systems S.A.) (France)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0
Thomson Crown Wood Products Company (U.S.)	100.0	100.0	100.0
Thomson Displays & Components Holding S.A.S. (France)	-	100.0	100.0
Thomson Displays & Components Singapore Pte Ltd. (Singapore)
(formerly Thomson Television Singapore Pte Ltd.)	100.0	100.0	(***)
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Display R&D (People’s Republic of China)	-	-	100.0
Thomson Fund Management, Inc. (U.S.)
(formerly Thomson Management Growth Fund)	-	55.2	55.2
Thomson Guangdong Display Company Ltd. (People’s Republic of China)
(formerly Thomson Foshan Colour Picture Company Ltd.)	55.0	55.0	77.6
Thomson Holding Germany GmbH & Co. O.H.G. (Germany)
(formerly Thomson multimedia Sales Germany GmbH & Co O.H.G.)	99.9	99.9	100.0
Thomson Hong Kong Holdings Ltd. (Hong Kong)
(formerly Thomson multimedia Hong Kong Ltd.)	100.0	100.0	100.0
Thomson India Private Ltd. (India)	89.0	100.0	(***)
Thomson Industry (Shenzhen) Co Ltd (People’s Republic of China)
(formerly Thomson Shenzen Industry Ltd. )	-	100.0	100.0
Thomson Investments Group Limited (BVI)	-	-	100.0
Thomson Japan KK (Japan)	-	100.0	100.0
Thomson Licensing, Inc. (U.S.)	100.0	100.0	100.0
Thomson Licensing S.A. (France)	100.0	100.0	100.0
Thomson Manufacturing Operation Co., Ltd (Thailand)
(formerly Thomson multimedia Operations Co., Ltd)	100.0	100.0	(***)
Thomson Marketing Australia Pty Ltd. (Australia)	-	100.0	100.0
Thomson MPH LLC (U.S.)	-	55.2	55.2
Thomson multimedia (Dongguan) Ltd. (People’ s Republic of China)	100.0	100.0	100.0
Thomson Multimedia Digital Holding (BVI) Limited	-	-	100.0
Thomson multimedia Chile S.A. (Chile)	100.0	100.0	100.0
Thomson multimedia Czech, S.r.o. (Czech Republic)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson multimedia Engineering Laboratories Ltd. (Japan)	-	100.0	100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0	100.0	100.0
Thomson, Inc. (U.S.) (formerly Thomson Consumer Electronics,
Inc. & Thomson multimedia, Inc.)	100.0	100.0	100.0
Thomson Kulim Sdn Bhd (Malaysia) (formerly Thomson multimedia
Kulim Sdn Bhd)	100.0	100.0	100.0
Thomson multimedia Ltd. (Canada) (formerly Thomson Consumer
Electronics Canada, Inc.).	100.0	100.0	100.0
Thomson Maroc (Morocco) (formerly Thomson multimedia Maroc)	-	90.5	90.5
Thomson multimedia Netherlands B.V. (Netherlands)	-	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany) (formely Thomson
multimedia Pensionsverwaltungs GmbH)	99.9	99.9	100.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Thomson multimedia Polska sp.zo.o. (Poland)
(formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson R&D France S.N.C. (France)
(formerly Thomson multimedia R&D France S.N.C.)	100.0	100.0	100.0
Thomson multimedia Sales Europe (France)
(formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson multimedia Sales France (France)	100.0	100.0	100.0
Thomson multimedia Sales Germany and Austria GmbH (Germany)	99.9	99.9	100.0
Thomson multimedia Sales International S.A.S. (France)	100.0	100.0	100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0	100.0	100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0	100.0	100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson multimedia Scandinavia A.B. (Sweden)	100.0	100.0	100.0
Thomson multimedia Switzerland A.G. (Switzerland)	100.0	100.0	100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0	100.0
Thomson OKMCO (Shenzen) Co., Ltd. (People’s Republic of China)	100.0	100.0	-
Thomson O.O.O. (Russia)	-	-	100.0
Thomson Plasma S.A.S. (France)	100.0	100.0	100.0
Thomson Receivables Corporation (U.S.)	100.0	100.0	100.0
Thomson Servicios Corporativos S.A. de C.V. (Mexico)	-	100.0	-
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	-	100.0	100.0
Thomson Telecom Australia Pty Ltd (Australia)
(formerly ATLINKS Australia Pty Ltd.)	50.0	100.0	100.0
Thomson Telecom España S.A. (Spain) (formerly ATLINKS España S.A.)	50.0	100.0	100.0
Thomson Telecom México S.A. de C.V. (Mexico)
(formerly ATLINKS Mexico, S.A. de C.V.	50.0	100.0	100.0
Thomson Telecom S.A. (France) (formerly ATLINKS Telecom S.A.)	50.0	100.0	100.0
Thomson Television Angers (France)	100.0	100.0	100.0
Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0	100.0
Thomson Television Germany GmbH (Germany)	99.9	(*)	(*)
Thomson Televisiones de Mexico S.A. de C.V. (Mexico)	100.0	100.0	(***)
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0	100.0	100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	100.0	100.0	100.0
Thomson Tubes & Displays Ltd (Hong Kong)
(formerly Thomson multimedia Tubes & Displays Ltd.)	100.0	100.0	-
Thomson Tubes & Displays S.A. (France)	100.0	100.0	100.0
Thomson Videoglass (France)	100.0	100.0	100.0
Total Technology Company Ltd. (Hong Kong)	75.0	-	-
Videocolor S.p.A. (Italy)	100.0	100.0	100.0
Vingt Huit Centelec (France) (formerly Ex Camera)	-	100.0	100.0

Technicolor affiliates
Colorado International Corporation (U.S.)	100.0	(*)	(*)
CD Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Central Video, Inc. (U.S.)	100.0	100.0	(*)
Consolidated Independent Television (USA), Inc. (U.S.)	100.0	(*)	(*)
Claymont Investments, Inc. (U.S.)	100.0	100.0	100.0

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Complete Post Production Center, Inc. (U.S.)	100.0	(*)	(*)
Consolidated Film Industries, LLC (U.S.)	100.0	100.0	100.0
Consumer Products Sales Company, Inc. (U.S.)	100.0	100.0	(*)
Corinthian Television Facilities Ltd (United Kingdom)	-	-	77.61
Direct Home Entertainment Ltd. (United Kingdom)	100.0	100.0	100.0
Euronimbus GmbH (Germany)	100.0	100.0	(*)
Euronimbus S.A. (Luxembourg)	100.0	100.0	100.0
Gallo 8 S.A.S. (**) (France)	100.0	100.0	100.0
Interecord (Italy)	-	-	100.0
International Recording S.r.l. (Italy)	-	-	100.0
Kay Holdings Ltd (United Kingdom)	-	-	100.0
La Luna de Madrid Digital, S.L. (Spain)	-	-	100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Metrocolor London Ltd. (United Kingdom)	-	-	100.0
Miles O’Fun, Inc. (U.S.)	100.0	(*)	(*)
Naamans Finance Corporation (U.S.)	100.0	100.0	100.0
New CCI, Inc. (U.S.)	100.0	(*)	(*)
Nimbus CD International, Inc. (U.S.)	100.0	100.0	(*)
Nimbus International Sales Corporation (Barbados)	100.0	(*)	(*)
Nimbus Manufacturing, Inc. (U.S.)	100.0	100.0	(*)
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Nimbus Software Services, Inc. (U.S.)	100.0	(*)	(*)
Primacor B.V. (Netherlands)	100.0	100.0	100.0
Real Image Digital, LLC (U.S.)	100.0	100.0	(*)
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Australia Investments Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Canada Acquisition Corp. (Canada)	100.0	(*)	(*)
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Cinema Distribution, Inc. (U.S.)
(formerly Technicolor Acquisition, Inc.)	100.0	100.0	(*)
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services Ltd (Thailand)
(formerly Thomson multimedia Marketing Co., Ltd.)	-	100.0	100.0
Technicolor Creative Services USA, Inc. (U.S.)	-	100.0	100.0
Technicolor Digital Cinema, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (U.S.)	-	100.0	100.0
Technicolor Distribution Services France S.A.R.L. (France)
(formerly Euronimbus S.A.R.L.)	100.0	100.0	100.0
Technicolor East Coast, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	-	-	100.0
Technicolor Home Entertainment Services de Mexico, S.A. de R.L. de C.V.
(Mexico)	100.0	100.0	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Holdings of Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Technicolor Holdings S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Imaging Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Investments Co., Inc. (U.S.)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Mexico Acquisition S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Milan S.p.A. (Italy)	100.0	100.0	100.0
Technicolor One Hour Photo, Inc. (U.S.)	100.0	(*)	(*)
Technicolor Pty Ltd. (Australia)	100.0	100.0	100.0
Technicolor Scandinavia A/S (Denmark)	100.0	-	-
Technicolor Spain, S.A. (Spain)	100.0	100.0	100.0
Technicolor (Thaïland) Ltd (formerly Cinecolor Lab Co., Ltd.)	-	100.0	100.0
Technicolor USA Holdings, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette Holdings Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Home Entertainment Services, Inc. (U.S.)
(formerly Technicolor Videocassette, Inc.)	100.0	100.0	100.0
Technicolor Vidtronics Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor B.V. (Netherlands)	100.0	100.0	100.0
Technicolor, Inc. (U.S.)	100.0	100.0	100.0
Technicolor Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technique, LLC (U.S.)	100.0	(*)	(*)
Technivision Ltd. (UK) (United Kingdom)	100.0	100.0	100.0
VCA Technicolor, Inc. (U.S.)	100.0	(*)	(*)
Vidfilm International Digital Ltd. (United Kingdom)	100.0	100.0	100.0
Vidfilm International Digital Subtitling Ltd. (United Kingdom)	-	-	100.0
Vidfilm Services, Inc. (U.S.)	100.0	(*)	(*)

The Moving Picture Company affiliates
The Moving Picture Company Blondes Films Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Digital Films Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Holdings Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Liar Liar Pants on Fire Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Picasso Pictures Limited (United Kingdom)	-	-	100.0
The Moving Picture Company Printed Pictures Limited (United Kingdom)	-	-	100.0
The Moving Picture Production Company Limited (United Kingdom)	-	-	100.0

Broadcast affiliates
Broadcast Television Systems Ltd. (United Kingdom)	100.0	100.0	100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	100.0	100.0	100.0
Broadcast Television Systems (S), Pty Ltd. (Singapore)	100.0	100.0	100.0
BTS France S.A.S. (France)	100.0	(*)	(*)
MNC Australia Pty Ltd. (Australia)	100.0	100.0	100.0

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Thomson Broadcast & Media Solutions GmbH (Germany)
(formerly BTS Media Solutions GmbH)	100.0	99.9	100.0
Thomson Broadcast & Media Solutions Nederlands B.V. (Netherlands)
(formerly Broadcast & Media Solutions Netherlands B.V.)	100.0	100.0	100.0
Thomson Broadcast Solutions do Brazil Ltda. (Brazil)	-	100.0	100.0
Thomson multimedia Broadcast Solutions (Spain)
(formerly Thomson multimedia Broadcast Solutions Iberica, S.A.)	100.0	100.0	100.0
Thomson multimedia Broadcast Solutions, Inc. (U.S.)	100.0	(*)	(*)
Thomson multimedia Broadcast Solutions Belgium N.V. (Belgium)	100.0	100.0	100.0
Thomson multimedia Broadcast Solutions Italy S.r.l. (Italy)	100.0	100.0	100.0
Thomson multimedia Distribution B.V. (Netherlands)	100.0	100.0	100.0
Thomson Optical Components Ltd (Hong Kong)
(formerly Broadcast Television Systems HK Ltd.)	100.0	100.0	100.0

Grass Valley affiliates
Grass Valley GmbH (Germany)	100.0	(*)	(*)
Grass Valley Group, Inc. (U.S.)	100.0	(*)	(*)
Grass Valley Group Japan, Ltd. (Japan)	100.0	100.0	100.0
Grass Valley Ltd. (Hong Kong)	100.0	100.0	100.0
Grass Valley Ltd. (United Kingdom)	100.0	(*)	(*)
Grass Valley Pte Ltd. (Singapore)	100.0	100.0	100.0
Grass Valley S.A.R.L. (France)	100.0	100.0	100.0
GVG Pty Ltd. (Australia)	100.0	100.0	100.0
Thomson Broadcast & Media Solutions, Inc. (U.S.)
(formerly Grass Valley (US), Inc.)	100.0	100.0	100.0

PDSC affiliates
Technicolor Export de Mexico, S.A. de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Mexicana, S.A. de R.L. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Home Entertainment Services Ireland Ltd. (Ireland)	100.0	100.0	100.0
Technicolor Home Entertainment Services of America LLC (U.S.)	100.0	100.0	100.0
Technicolor Universal Media Services LLC of America (U.S.)	60.0	66.8	74.85
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Disc Services Corp. (U.S.)	100.0	100.0	(*)

DSL affiliates
Thomson multimedia Broadband S.A.S. (France)	100.0	100.0	(*)
Thomson multimedia Broadband France S.A. (France)	100.0	100.0	(*)
Thomson Telecom Belgium N.V. (Belgium)
(formerly Thomson multimedia Broadband Belgium N.V.)	100.0	100.0	100.0

Digital Intermedia System affiliates
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson Broadband, Inc. (U.S.) (formerly GDS, Inc.)	93.5	100.0	(*)

Canal+ Technologies affiliates
Canal+ Technologies, Inc. (U.S.)	-	95.4	100.0
Mediabright Ltd. (United Kingdom)	-	95.4	100.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Metabyte Networks, Inc. (U.S.)	-	49.0	49.0
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	-	95.4	-

2) Consolidated by pro rata method
3DCD LLC (U.S.)	50.0	50.0	50.0
Cinema Billboard Network, LLC (U.S.)	50.0	50.0	50.0
Easyplug S.A.S. (France)	50.0	-	-
Easyplug, Inc. (U.S.)	50.0	-	-
KeyMRO S.A.S. (France)	-	36.0	-
La Luna Titra, S.L. (Spain)	-	-	50.0
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	-	-	50.0
Screenvision Acquisitions 10, Inc. (U.S.)	-	-	50.0
Screenvision Acquisitions 20, LLC (U.S.)	-	-	50.0
Screenvision Cinema Network, LLC (U.S.)	50.0	50.0	50.0
Screenvision Direct, Inc. (U.S.) (formerly Val Morgan Cinema Advertising, Inc.)	50.0	50.0	50.0
Technicolor Cinema Advertising LLC (U.S.)	50.0	50.0	50.0
Technicolor Cinema Billboard, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Digital Cinema LLC (U.S.)	80.0	-	-
Technicolor Screen Advertising, Inc. (U.S.)	50.0	50.0	50.0
Technicolor Screen Services, Inc. (U.S.)	50.0	50.0	50.0
Thomson Broadcast and Media Solutions Nordic A/S (Denmark)	-	50.0	50.0
Thomson CITIC Digital Technology (People’s Republic of China)	-	-	50.0
Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China)	55.0	55.0	(***)

Screenvision Europe affiliates
Cinema Publicitaire Belgium S.A. (Belgium)	50.0	(*)	(*)
Cinespot S.A. (Spain)	50.0	50.0	-
Dansk Reklame Films A/S (Denmark) (formerly RMB Dansk Reklame Films A/S)	-	12.5	12.5
Entertainment B.V.B.A. (Belgium) (formerly Twice)	35.5	-	-
Nordic Media Link A.B. (Sweden)	-	25.0	25.0
RMB Contractors S.r.o. (Czech Republic)	50.0	50.0	(*)
RMB Denmark A/S (Denmark)	-	25.0	25.0
RMB Entertainment S.A. (Belgium)	25.0	50.0	50.0
RMB Italia S.r.l. (Italy)	50.0	-	-
RMB Norway (Norway)	-	25.0	25.0
RMB Sweden A.B. (Sweden)	-	25.0	25.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0	50.0
Screenvision Czech S.r.o. (Czech Republic) (formerly RMB Czech Arcona S.r.o.)	50.0	50.0	50.0
Screenvision Europe S.A.S. (France) (formerly Gallo 11 S.A.S.)	50.0	50.0	50.0
Screenvision Finance S.A.S. (France)	50.0	50.0	50.0
Screenvision Finland Oy (Finland) (formerly RMB Finland Oy)	-	25.0	25.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0	50.0
Screenvision Group (Europe) Ltd. (United Kingdom) (formerly RMBI II)	50.0	50.0	50.0
Screenvision Holdings (Europe) Ltd. (United Kingdom)	50.0	50.0	50.0
Screenvision Holdings S.A.S. (France)	50.0	50.0	50.0

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	% share held by Thomson (1)

COMPANY - (Country)	December 31,
	2002	2003	2004

Screenvision Netherlands B.V. (Netherlands) (formerly RMB Netherlands)	50.0	50.0	50.0
Screenvision Portugal (Portugal) (formerly RMB Portugal)	50.0	50.0	50.0
Screenvision Spain S.A. (Spain) (formerly RMB España Multimedia SA)	50.0	50.0	50.0
Screenvision Slovakia S.r.o. (Slovakia) (formerly RMB Slovakia S.r.o.)	-	50.0	50.0
Vandam KH S.A. (Belgium)	50.0	(*)	(*)

3) Consolidated by equity method
Celstream Technologies Private Ltd. (India)	-	38.8	44.8
CTE El Athir (Tunisia)	30.0	30.0	30.0
Easyplug S.A.S. (France)	-	50.0	50.0
Easyplug, Inc. (U.S.)	-	50.0	50.0
Metric Line (France)	-	40.0	40.0
MTEP (U.S.)	-	12.5	12.5
RF Film, S.A. (Spain)	-	-	50.0
Singingfish.com, Inc. (U.S.)	-	100.0	(*)
Techfund Capital Europe (France)	-	20.0	20.0
Thomson Pacific Consumer Electronics Co. Ltd. (Taiwan)	50.0	50.0	-
Total Technology Company Ltd. (Hong Kong)	-	19.9	-
T.T.E Corporation	-	-	33.0
(1)	Percentage rounded to one decimal.
(*)	Entities merged into others.
(**)	Holding companies of Technicolor affiliates.
(***)	Entities transferred to T.T.E. Corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

31.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

In 2002, Thomson disposed of its remaining equity securities of Gemstar for which under U.S. GAAP the unrealized gain was €227 million as of December 31, 2001, which amount subsequently decreased to €10 million at the time the sale took place. The recognized gains on the disposal of all these equity securities were computed based on weighted average prices.

In 2002, Thomson acquired certain equity securities that have been classified as held for sale under French GAAP. Such investment is carried at the lower of costs or market value, with decrease in value being charged to income. Under U.S. GAAP, related equity securities have been classified as available for sale. At the end of 2002, the decrease in value of the related investment were determined to be other than temporary, resulting in the recognition of an impairment charge under U.S. GAAP, when under French GAAP a valuation allowance for the same amount has been recognized. As a result, there is no difference between U.S. GAAP and French GAAP in the 2002 Consolidated Income Statement related to this investment. During 2003, the market value of such investment increased resulting under French GAAP in the reversal of the 2002 valuation allowance. Under U.S. GAAP, the new cost basis applied and the upward change in the market value has been excluded from earnings and recorded in Other Comprehensive Income.

During 2004, additional equity securities have been acquired and classified as available for sale under U.S. GAAP and held for sale under French GAAP.

Over the year 2004, the market value of available for sale securities held by Thomson increased. Such Increases have been reported as a component of the shareholders’ equity under U.S. GAAP, while not reported under French GAAP.

As a result, as of December 31, 2004 under U.S. GAAP, the fair value and the carrying value of marketable securities available for sale held by Thomson amounted to €62 million (€20 million and

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

€5 million as of year end 2003 and 2002, respectively). The fair value of these marketable securities has increased by €20 million during the period from December 31, 2004 to May 27, 2005.

As of December 31, 2004 none of the Thomson’s available for sale equity securities is in an unrealized loss position for which other-than-temporary impairment has not been recognized.

(b) Restructuring

Under French GAAP, since January 1, 2002, Thomson records restructuring liabilities according to the new French regulation n°2000-06 of the “Comité de la Réglementation Comptable” relating to the accounting for liabilities. Under this new French regulation, a reserve for restructuring must meet certain conditions, which are very similar to U.S. GAAP requirements. These conditions include (i) the existence of a formalized restructuring plan with the approval by appropriate level of management of the operations and activities to be restructured, (ii) a public announcement of such plan prior to balance sheet date and (iii) the existence of a commitment for the Group for all restructuring plans conditioned by a financial operation (purchase or sale transaction). Moreover, under French GAAP, similar to U.S. GAAP, costs associated with an exit plan recorded in the balance sheet are recognized as restructuring reserves only if the related costs are not associated with or do not benefit continuing activities of the Group. Finally, under this regulation, write-downs of assets are no longer part of the restructuring reserve but are presented as a deduction of the corresponding assets. Prior to January 1, 2002, Thomson recorded restructuring liabilities during the period when restructuring plans had been approved by the appropriate level of management.

Under U.S. GAAP, Thomson has applied the provisions of Statement of Financial Accounting Standards No. 88 (“SFAS 88”) “Employers’ Accounting for Settlement and Curtailment of Defined Benefit Pension Plans and for Termination Benefits”, No. 112 (“SFAS 112”) “Employer’s Accounting for Post employment Benefits” and No. 146 (“SFAS 146”) “Accounting for Costs Associated with Exit or Disposal Activities”, initiated after December 31, 2002, which nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.

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

	December 31,	Current	Cash	Release of	Net	Change in	Reclassification	December 31,
	2003	Year	Payments	Reserve	Change	Scope of	in deduction	2004
		Expense		to Income		Consolidation	of tangible
							fixed asset
							and Others

	(€ in millions)

French GAAP restructuring reserve	118	758	(200)	(16)	542	32	(588)	104

CASA and ATZ plans addressed by the
pension adjustment under U.S. GAAP	(15)	(14)	10	-	(4)	-	(7)	(26)
Non specific voluntary termination
offer not accepted at balance sheet date	(8)	5	-	-	5	-	-	(3)
Non specific involuntary
termination arrangements	(1)	(2)	-	-	(2)	-	-	(3)
Future loss on non ceased contract	(8)	2	2	-	4	-	-	(4)
Cost to move inventory or tangible
assets to another location	(1)	(1)	1	-	-	-	-	(1)
Reengineering and consulting costs	(1)	(5)	5	-	-	-	-	(1)
Other and adjustment on non eligible
assets write-downs (*)	(7)	18	4	2	24	(19)	4	2

Total U.S. GAAP adjustments	(41)	3	22	2	27	(19)	(3)	(36)

Reclassification of assets write downs	(1)	(598)	-	2	(596)	(5)	601	(1)
Reclassification to other cost of Sales	-	(11)	-	-	(11)	-	11	-

Total U.S. GAAP reclassifications	(1)	(609)	-	2	(607)	(5)	612	(1)

Total U.S. GAAP
Adjustments and reclassifications	(42)	(606)	22	4	(580)	(24)	609	(37)
U.S. GAAP restructuring reserve	76	152	(178)	(12)	(38)	8	21	67

	December 31,	Current	Cash	Release of	Change in	Currency	December 31,
	2003	Year	Payments	Reserve	perimeter	Translation	2004
		Expense		to Income		Adjustments
						and Others

	(€ in millions)

Employee termination benefits	65	107	(159)	(7)	4	19	29

Other costs	11	45	(19)	(5)	4	2	38

TOTAL	76	152	(178)	(12)	8	21	67

The column currency translation adjustments and others includes translation adjustments generated by foreign subsidiaries on variations of the reserves and reclassifications of reserves.
(*)	The line item “Other and adjustment on non eligible assets write-downs” relates to various costs non-eligible in U.S. GAAP such as currency translation adjustments on entities under liquidation and assets impairment for duplicate facilities incurred by acquiring companies in purchase business combination.
For restructuring costs incurred end expensed during the period and associated to or benefiting continuing activities, the Group elected for reporting purposes under French GAAP to present an accrual (“Current year expense”) followed by a cash usage (“Cash payments”) of the same amount in the table of changes in restructuring reserve above.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	December 31,	Current	Cash	Release of	Net	Change in	Currency	December 31,
	2002	Year	Payments	Reserve	Change	Scope of	Translation	2003
		Expense		to Income		Consolidation	Adjustments
							and Others
	(€ in millions)

French GAAP restructuring reserve	127	226	(173)	(9)	44	22	(75)	118

CASA plans addressed by the
pension adjustment under U.S. GAAP	(8)	(10)	6	1	(3)	-	(4)	(15)
Non specific voluntary termination
offer not accepted at balance sheet date	(8)	2	-	1	3	-	(3)	(8)
Non specific involuntary
termination arrangements (*)	(41)	28	-	2	30	3	7	(1)
Future loss on non ceased contract	-	(9)	-	-	(9)	1	-	(8)
Cost to move inventory or tangible
assets to another location	(1)	(10)	11	-	1	-	(1)	(1)
Reengineering and consulting costs	(1)	(5)	4	-	(1)	1	-	(1)
Other and adjustment on non eligible
assets write-downs (**)	(12)	3	18	-	23	(18)	-	(7)

Total U.S. GAAP adjustments	(71)	(1)	41	4	44	(13)	(1)	(41)

Reclassification of assets write downs	(1)	(51)	-	-	(51)	(5)	56	(1)
Reclassification to other cost of Sales	(1)	(9)	2	-	(7)	-	8	-

Total U.S. GAAP reclassifications	(2)	(60)	2	-	(58)	(5)	64	(1)

Total U.S. GAAP
Adjustments and reclassifications	(73)	(61)	43	4	(14)	(18)	63	(42)
U.S. GAAP restructuring reserve	54	165	(130)	(5)	30	4	(12)	76

	December 31,	Current	Cash	Release of	Change in	Currency	December 31,
	2002	Year	Payments	Reserve	perimeter	Translation	2003
		Expense		to Income		Adjustments
						and Others
	(€ in millions)

Employee termination benefits	35	137	(103)	(5)	4	(3)	65

Other costs	19	28	(27)	-	-	(9)	11

TOTAL	54	165	(130)	(5)	4	(12)	76

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	December 31, 2001	Current Year Expense	Cash Payments	Release of Reserve to Income	Net Change	Change in Scope of Consolidation	Currency Translation Adjustments and Others	December 31, 2002

	(€ in millions)

French GAAP restructuring reserve	183	151	(175)	(10)	(34)	34	(56)	127

CASA plans addressed by the
pension restatement under U.S. GAAP		(8)			(8)			(8)
Non specific voluntary termination
offer not accepted at balance sheet date	(5)	(3)	-	-	(3)	-	-	(8)
Non specific involuntary termination
arrangements and plans not announced
at balance sheet date	(16)	(7)	-	1	(6)	(22)	3	(41)
Cost to move inventory or tangible
assets to another location	(3)	(7)	7	-	-	2	-	(1)

Reengineering and consulting costs	(6)	(8)	8	-	-	3	2	(1)
Other and adjustment on non eligible
assets write-downs (*)	(24)	(13)	28	1	16	7	(11)	(12)

Total U.S. GAAP adjustments	(54)	(46)	43	2	(1)	(10)	(6)	(71)

Reclassification of assets write downs	(38)	(25)	2	4	(19)	5	51	(1)
Reclassification to other cost of Sales	(8)	(5)	9	-	4	(9)	12	(1)

Total U.S. GAAP reclassifications	(46)	(30)	11	4	(15)	(4)	63	(2)

Total U.S. GAAP
Adjustments and reclassifications	(100)	(76)	54	6	(16)	(14)	57	(73)

U.S. GAAP restructuring reserve	83	75	(121)	(4)	(50)	20	1	54

	December 31, 2001	Current Year Expense	Cash Payments	Release of Reserve to Income	Change in perimeter	Currency Translation Adjustments and Others	December 31, 2002

	(€ in millions)

Employee termination benefits	73	53	(90)	(4)	6	(3)	35

Other costs	10	22	(31)	-	14	4	19

TOTAL	83	75	(121)	(4)	20	1	54

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b ii) The total amount of costs accrued, net of reversal, for each reportable segment is as follows:

	For the year ended	For the year ended
	December 31, 2003	December 31, 2004

Content & Networks	60	28

Components	50	97

Consumer Product	38	9

Holdings	12	6

Total	160	140

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b iii) A description of the disposal activities has been more fully described in note 18. The restructuring plans adopted in 2004 and not associated with any business combination recorded under U.S. GAAP for €761 million include the following major actions:

Restructuring costs

The cost of restructuring plan in the U.S. amounts to €412 million of which €5 million are voluntary termination benefits, €65 million are involuntary termination benefits, €30 million are other exit costs and €312 million are write-down of assets, and is broken down as follows:
- The Display’s Business new strategy that led to reassess the carrying value of all fixed assets in Mexico, Torreon, Marion, Lancaster and Belo Horizonte resulted in the recognition of a non-cash impairment charge amounted to €233 million.
- The closure of the glass plant in Circleville, resulted in €30 million of involuntary termination costs (532 people), €56 million of write-down of fixed assets, €6 million of other exit costs; and the tube plant in Marion, resulted in €30 million of involuntary termination costs (587 people), €19 million of other exit costs, €12 million of write-down of fixed assets and €11 million of write-down of inventories.
- The restructuring at Mexicali resulting in €2 million of involuntary termination costs (341 people) and €1 million of voluntary termination costs.
- The restructuring of Grass Valley for €2 million of involuntary termination costs (41 people) and €1 million of other exit costs.
- The closure of Virginia Optical plant (Charlottesville) resulting in €1 million of voluntary termination costs (93 people), and €1 million of loss on ceased contracts.
- The consolidation of creative services operations resulting in €1 million of involuntary termination costs (16 people).
- The Tune up and CP Max plans for adaptation of the costs structure to the US business environment representing €1 million of voluntary termination costs.
- The TV Business exit generating €1 million of voluntary termination costs.
- The restructuring plan in Juarez (end of TTM TV activity) generating €1 million of voluntary termination costs.
- The termination of leasing contracts on two buildings in Indianapolis resulting in € 1 million of loss on ceased contracts.
- The closing of a New York Film lab and the consolidation with the newly opened NY Post Production facility nearby resulting in €1 million of loss on ceased contracts.
- The Scranton closure resulted in €1 million of litigation fees.

412

The cost of restructuring plan in Poland amounts to €144 million and relates to the Display’s Business new strategy that led to reassess the carrying value of all fixed assets at Piaseczno resulted in the recognition of a non-cash impairment charge amounted to €144 million.	144

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The cost of restructuring plan in Italia amounts to €114 million of which €5 million are voluntary termination benefits, €5 million are involuntary termination benefits,	Restructuring costs
€5 million are other exit costs, and €99 million are write-down of assets, and relates to the following program: - The Display’s Business new strategy that led to reassess the carrying value of all fixed assets at Anagni resulted in the recognition of a non-cash impairment charge amounted to €99 million. The downsizing of this plant resulted in €5 million of voluntary termination benefits (121 people). - The VHS consolidation plan resulting in €5 million of involuntary termination benefits (215 people) and €4 million of loss on ceased contracts.	114

Cost of plans incurred by French entities amounted to €73 million of which €9 million are voluntary termination benefits, €7 million are involuntary termination costs, €3 million are other exit costs and €54 million are write-down of assets and is broken down as follows:
- The Display’s Business new strategy that led to reassess the carrying value of all fixed assets at Bagneaux, Genlis and Gray resulted in the recognition of a non-cash impairment charge amounted to €54 million.
- The reorganization of Thomson Tubes & Displays generating €5 million of voluntary termination benefits (68 people) and €2 million of other exit costs.
- Holding’s costs include involuntary termination benefits (€4 million) for the restructuring in France, Germany, Asia and America (27 people).
- The restructuring of Television Components generating €2 million of voluntary termination costs (43 people).
- Thomson Telecom: €1 million of voluntary termination benefits (19 people).
- In connection with the reorganization of Thomson Broadcast activities, Thomson incurred €1 million of voluntary termination benefits (6 people).
- The restructuring of the Angers plant resulting in €1 million of involuntary termination costs (56 people).
- The restructuring of R&D France generating €1 million of involuntary termination costs (7 people).
- Nextream France: €1 million of involuntary termination benefits.
- The downsizing of the research & development center in Moirans resulting in € 1 million of loss on ceased contracts.

73

Cost of German plans amounts to €5 million relates to the following programs: - The Weiterstadt, Greisheim globalisation plans (Broadcast business) for €2 million of involuntary termination costs (13 people). - The downsizing of VRF Villingen for €1 million of voluntary termination costs (20 people) and €1 million of loss on ceased contracts. - Other projects which represent €1 million of involuntary termination costs (6 people).	5

The costs of restructuring program in Spain amounts to €4 million and relates to the VHS consolidation plan resulting in €2 million of involuntary termination benefits (70 people) and €2 million of loss on ceased contracts.	4

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of plans incurred in Asia relates to the reorganisation in Hong Kong, China and Taïwan: €2 million of voluntary termination benefits (6 832 people) and €2 million of other exit costs.	Restructuring costs
4

Cost of British plans amounts to €3 million and relates to: - The headcount reduction at Thomson Multimedia Sales UK affecting 20 people: €1 million of involuntary termination costs. - In connection with the reorganisation of Thomson Broadcast activities, Thomson incurred €1 million of loss on ceased contracts. - The VHS consolidation plan resulting in €1 million of other exit costs.	3

Cost of plans incurred in North Africa relates to TV business in Maroc: €1 million of voluntary severance costs (16 people) and €1 million of other exit costs.	2

Total restructuring costs.	761

Less fixed assets and inventories write-downs included in the above-mentioned plans	(609)

Current year accrued restructuring expenses.	152

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The restructuring plans adopted in 2003 not associated with any business combination and recorded under U.S. GAAP for €225 million include the following major actions:	Restructuring costs

Cost of North American plans amount to €123 million of which €13 million are voluntary termination benefits, €41 million are involuntary termination benefits, €14 million are other exit costs and €55 million are write-down of assets, and is broken down as follows:
- The adaptation of the production capacity of two plants in the US that led to the closure of two tubes production lines in Marion, resulted in €14 million of involuntary termination costs (879 people), €15 million of write-down of fixed assets and €1 million of write-down of inventories; and one glass production tank in Circleville, resulted in €10 million of involuntary termination costs (406 people), 4 million of other exit costs, €8 million of write-down of fixed assets and 8 million of write-down of inventories.
- The closure of Virginia Optical plant (Charlottesville) resulting in €3 million of involuntary termination costs (578 people), €6 million of loss on ceased contracts and related costs and €17 million of write-down of fixed assets.
- The Tune up and CP Max plans for adaptation of the costs structure to the US business environment representing €9 million of voluntary severance costs and € 3 million of involuntary costs (204 people).
- The closure of Crown Wood (TV) resulting in €2 million of involuntary termination costs (106 people) and €4 million of write-down of fixed assets.
- The restructuring plan in Juarez (end of TTM TV activity and transfer El Paso warehouse into TTM facility) generating €3 million of involuntary termination costs (1,138 people) and €3 million of write-down of fixed assets.
- The second phase of the reorganisation of the Lancaster centre representing €3 million of write-down of fixed assets (Costs to vacate Indianapolis facility).
- The reorganisation program of the TV and video product development for €3 million of involuntary termination costs (52 people).
- The closure of the Toluca plant in Mexico resulting in €2 million of voluntary termination benefits (380 people).
- The termination of leasing contracts on two buildings in Indianapolis resulting in
€2 million of loss on ceased contracts.
- The restructuring of Grass Valley for €1 million of involuntary termination costs (14 people) and €1 million of loss on ceased contracts.
 - The downsizing of North Hollywood plants resulted in €1 million of loss on ceased contracts.
- The closure of the Englewood facility and the executive offices in Burbank resulting in €1 million of loss on ceased contracts.
- The Scranton closure resulted in €1 million of involuntary termination costs.

123

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of plans incurred by French entities amounts to €48 million of which €13 million are voluntary termination benefits, €29 million are involuntary termination costs, €3 million are other exit costs and €3 million are write-down of assets, and is broken down as follows:
- The closure of the Steli plant resulting in €3 million of voluntary termination benefits, €10 million of involuntary termination costs (327 people) and €1 million of other exit costs.
- The downsizing of certain research & development centers: (1) Rennes (R&D DSL) resulting in €7 million of involuntary termination costs (45 people), (2) Moirans resulting in €3 million of involuntary termination costs (62 people) and €3 million for write-down of assets.
- In connection with the reorganisation of Grass Valley and Thomson Broadcast activities, Thomson incurred €1 million of voluntary termination benefits and € 1 million of involuntary termination costs (28 people).
- The restructuring of the Angers plant resulting in €1million of voluntary termination benefits.
- The reorganization of Thomson Tubes & Displays generating €1 million of voluntary termination benefits.	Restructuring costs

Other holdings’ costs include voluntary termination benefits (€1 million) and involuntary termination costs (€2 million) for the restructuring in France, Germany and Asia
- The restructuring of Television Components generating €2 million of involuntary termination costs (48 people); R&D: €1 million of voluntary termination benefits and €1 million of involuntary termination costs (4 people); Atlinks: €1 million of voluntary termination benefits (13 people) and €1 million of loss on ceased contracts; Videoglass: €1 million of voluntary termination benefits (13 people).
- The downsizing of the Marketing and Sales activities for €1 million (9 people).

48

Cost of German plans amounts to €24 million relates to the following programs: - The Weiterstadt, Greisheim globalisation plans (Broadcast business) for €14 million: involuntary termination costs (€11 million), loss on ceased contracts (€1 million) and other exit costs (€2 million). - The downsizing of VRF Villingen for €7 million of voluntary termination costs (45 people). - Other projects which represent €2 million of involuntary termination costs (15 employees) and €1 million of other exit costs.	24

Cost of Italian plans amounts to €10 million and relates to the following program: - The downsizing of one plant in Anagni (Tubes plant) resulting in €9 million of voluntary termination benefits (206 people) and €1 million for write-down of inventories.	10

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of British plans amounts to €8 million and relates to the following program:
- The downsizing of the optical plant in Cork affecting 266 people (€3 million of involuntary termination costs, €1 million of loss on ceased contract and €1 million of other costs).
- The reorganisation of the Marketing & Sales services resulting in €3 million of other exit costs.	Restructuring costs
8

Cost of plans incurred in Asia amounts to €5 million and includes €1 million of voluntary termination benefits, €2 million of involuntary termination costs, €1 million of loss on ceased contracts and €1 million of other exit costs.	5

Cost of Spanish plans amounts to €4 million and includes voluntary severance expenses (€2 million) for the optimisation of Marketing & Sales services and involuntary termination costs (€2 million) for the rationalization of the Residential phone activity and impact 18 people.	4

Cost of plans incurred in the Netherlands relates to (1) the VHS activity and amounts to €1 million of involuntary severance costs and €1 million of loss on ceased contracts; And (2) the restructuring of the Breda plant for €1 million of involuntary severance costs.	4

Total restructuring costs.	225

Less fixed assets and inventories write-downs included in the above-mentioned plans.	(60)

Current year accrued restructuring expenses.	165

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The restructuring plans adopted in 2002 not associated with any business combination and recorded under U.S. GAAP for €105 million include the following major actions:	Restructuring costs

Cost of plans incurred by North American legal entities amount to €40 million of which €2 million of voluntary termination benefits, €21 million of involuntary termination benefits, €10 million of other exit costs and €7 million write-down of assets, including the following:
- Reorganisation program for TV and video product development for €4 million (35 people).
- The Indianapolis downsizing resulted in €1 million of involuntary termination costs, € 2 million of idle facility costs and €1 million of write-down of fixed assets.
- Marketing and Sales downsizing program generated voluntary severance costs for € 1 million (5 people).
- Programs involving TV Operations in Mexico represented €5 million of involuntary costs affecting 665 people and €2 million of write-down of fixed assets. The closure of the Deptford plant resulted in €1 million write-down of fixed assets and €1 million write-down of receivables.
- The reorganisation of the Lancaster center represents €4 million (54 people). The Scranton closure resulted in idle facility costs for €6 million write down of inventories and fixed assets for €2 million.
- Other involuntary severance programs include the Spider resize program for € 3 million (52 people), the Tiger program for €1 million.
Within Digital Media Solutions, the downsizing of North Hollywood plants includes both voluntary (€1 million) and involuntary termination costs (€1 million) affecting 200 people, and the restructuring of Grass Valley for €2 million.
- Reserves for other exit costs of €2 million cover future contract termination losses following the discontinuation of the Philips Automation activities and a closure in Holland.	40

Cost of plans incurred by French entities totals €38 million of which €17 million of involuntary termination costs, €4 million of other exit costs and €17 million for write-down of assets, which include the following:
- The closure of the Steli plant has generated €7 million of involuntary severance costs affecting 349 people, €1 million of other exit costs and €3 million of write-off of fixed assets and inventories.
- The reorganization of the Grass Valley Group and Thomson Broadcast activities, resulted in €3 million of involuntary expenses, €3 million of other exit costs and €4 million of write down of assets.
- Additionally, the restructuring of an Atlinks facility in Mexico accrued by Atlinks French legal entity has resulted in €10 million of write-down of assets.
- Other minor expenses include involuntary termination benefits for the downsizing of the Japanese, Korean and French purchase activities (€3 million) affecting 24 people; downsizing of the Marketing and Sales activities (€3 million) related to 36 people and the downsizing of the Residential phone activity (€1 million) affecting 16 people.	38

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of German plans for €10 million relates to the following programs:
- The Weiterstadt and Greisheim and globalisation plans for €9 million: involuntary termination costs (€4-6 million) concerning 92 people and other exit costs (€3 million).
- Other plans incurred €1 million of voluntary termination costs (4 people).	Restructuring costs
10

Cost of plans incurred in Asia amounts to €7 million and includes the restructuring of one of its plant and the continuation of the SAFE program. The costs mainly consist in involuntary termination costs, €3 million affecting 2,687 people and €4 million of fixed assets write-downs.	7

Cost of plans incurred in the Netherlands relates to the restructuring of the Breda plant for €2 million of involuntary severance costs (21 employees).	2

Cost of British plans in connection with voluntary and involuntary programs for €2 million (26 employees). Other exit cost were related to idle facility expenses for €4 million.	6

Cost of Polish plans (€1 million) for involuntary severance expenses following the TIGER program (122 employees).	1

Cost of Spanish plans for €1 million due to voluntary severance expenses concerns 8 people.	1

Total restructuring costs.	105

Less fixed assets and inventories write-downs included in the above-mentioned plans.	(30)

Current year accrued restructuring expenses.	75

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b iv) For acquisitions in the year 2004, plans decided included the following:

HNS

HNS, a manufacturing STB (satellite decoder) business, for which the facility is located in Tijuana, has been acquired, Mexico, on June 24th, 2004, and closed down on December 15th, 2004. All production employees have been released, and fixed assets written off. HNS accrued an initial restructuring liability of €2 million that met the accounting criteria required under EITF 95-3 for accrual. The total restructuring accruals recorded as a liability in the purchase business combination were related to employee termination benefits due to the closure of the facility (affecting 385 people in 2004).
€1 million has been paid out as of December 31, 2004. In addition to this restructuring accrual, the company recognized a fair value adjustment on fixed assets acquired, decreasing the carrying value of related assets in the amount of €5 million.

Command Post

In connection with the acquisition of Command Post on May 13th 2004, the Group consolidated Creative Services operations in Canada. The Company accrued an initial restructuring liability of €5 million that met the accounting criteria required under EITF 95-3 for accrual. Of the total restructuring accrual recorded as a liability in the purchase business combination, €2 million were related to redundancies (affecting 15 people in 2004), and €4 million were related to lease overhang half million euro has been paid out for severances.

Parkervision

In connection with the acquisition of Parkervision on May 15th 2004, the Group has implemented a plan of integration and accrued an initial restructuring liability of €1 million that met the accounting criteria required under EITF 95-3 for accrual. Of the total restructuring accrual recorded as a liability in the purchase business combination, half million euro were related to retention packages, and half million euro were related to legal fees, totally paid out as of December 31, 2004.

b v) Regarding the prior year acquisitions, the reserves are analyzed below:

PDSC

In connection with the acquisition of Panasonic Disc Services Corporation (PDSC) in June 2002, the Group has implemented several plans to restructure the operations. As part of the restructuring plans, PDSC accrued an initial restructuring liability of €15.3 million. During 2003, the Company accrued an additional liability of €6.8 million that met the accounting criteria required under EITF 95-3 for accrual. As of December 31st, 2003, the net total restructuring liability for PDSC amounted to €22.1 million. This restructuring accrual related to costs to exit the Cork, Ireland optical plant and to lay off employees. Such amounts were recognized as liabilities assumed in the purchase price allocation of PDSC.

Of the total restructuring accrual recorded as a liability in the purchase business combination, approximately €6.5 million were related to work force reductions and to employee termination benefits

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

due to the closure of facilities and services reorganisation across Europe (affecting 266 people in 2003).

In addition to the restructuring accrual, the company recognized an impairment of fixed assets and inventories in the amount of €6.4 million.

The restructuring accrual also included exit costs for approximately €9.2 million. These incremental exit costs included idle facility costs and contract termination obligations for leasehold payments. At December 31st, 2003, it remained a €5 million restructuring reserve, utilized for €1 million and reversed for €4 million during 2004.

Selected information relating to the restructuring costs included in the allocation of the cost to acquire PDSC is as follows:

	Reserve at	Cash Payments	Currency	Reserve at	Additional	Cash Payments /	Reserve at	Cash Payment /	Reserve at
	June 25,	During the	Translation	December 31,	Accrual	Reclassification	December 31,	Reclassification	December 31,
	2002	period from	Adjustment	2002	According to	During year	2003	During	2004
		June 25, 2002			EITF 95-3	2003		year 2004
		to December 31,
		2002

	(€ in millions)

Employee
termination
costs	-	-	-	-	-	-	-	-	-

Other exit
costs	8	-	(1)	7	1	(3)	5	(5)	-

Fixed assets
impairments	1	(1)	-	-	6	(6)	-	-	-

Total	9	(1)	(1)	7	7	(9)	5	(5)	-

GVG

In connection with the acquisition of Grass Valley Group (“GVG”) in March 2002, the Group has implemented several plans to reorganize and restructure some of the operations and eliminate dual capacities between Grass Valley activities and Thomson Broadcast activities in North America.

GVG accrued an initial restructuring liability of €7 million mainly related to the closure of the Automation division in Nevada. During 2003, the company accrued an additional liability of €2 million that met the accounting criteria required under EITF 95-3 for accrual. As a result as of acquisition date, the net total restructuring liability for GVG amounted to €8 million. Such amounts were recognized as liabilities assumed in the purchase business combination and included in the allocation of the cost to acquire GVG.

Of the total restructuring accrual recorded as a liability in the purchase business combination, €1 million are asset impairments. This restructuring reserve was mainly related to the closure of the Automation division in Nevada including €5 million of involuntary severance costs, €1 million of litigation fees and €1 million of other exit costs.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

In 2002, €3 million was paid out for employee termination benefits, €1 million against other exit costs and the €1 million asset impairments were entirely utilized.

In 2003, €2 million was paid out for employee termination benefits, €2 million against other exit costs and €1 million of other exit costs have been reversed. As of year end 2003, the total restructuring liability on this acquisition has been consumed.

Technicolor

The Company accrued an initial restructuring liability of approximately €35 million as of March 16, 2001, the date of the acquisition. During 2002, an additional liability of approximately €1 million has been recognized. Thus the net total restructuring liability for Technicolor amounted to €36 million, using March 16, 2001 exchange rate, related to costs to exit and consolidate certain activities, costs for the impairment of assets as well as costs to terminate employees across various business units: approximately €9 million were related to work force reductions and represented employee termination benefits. Employee termination costs occurred across all the Technicolor business units. The total number of employees initially identified to be involuntarily terminated or relocated approximated 670 people. In 2003 all of them had occurred (closure and downsizing of the entities). Termination payments of approximately €6 and €2 million were made in 2002 and 2001. Payments of the remaining liability of approximately €1 million have been made in 2003.

The restructuring accrual also included approximately €1 million associated with lease and contract termination costs. All such costs were fully paid out in 2002.

The restructuring accrual comprised finally impairments for fixed assets, €26 million that were booked at acquisition date.

Broadcast

The Company accrued an initial restructuring liability of approximately €15 million and during 2002 an additional amount of €8 million. This reserve, which related to involuntary termination benefits, write-down of inventories and fixed assets, and idle facility costs, was totally consumed as of December 31, 2003.

b vi) The number of employees to be terminated is analyzed below:

The remaining €29 million reserve for employee termination benefits at December 31, 2004 relates to approximately employees to be terminated including:

Number of Employees

US plan	373
French plans	133
German plans	42
Other	16

TOTAL	564

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

Disclosures in accordance with SFAS 132, are as follows:

	Pension benefits			Other benefits

	2002	2003	2004	2002	2003	2004

	(€ in millions)
Change in Benefit Obligation
Benefit Obligation at beginning of year	(800)	(736)	(707)	(296)	(412)	(436)
Reclassification of early retirement plans
and jubilee awards under other reserves (*)			38
Service cost	(41)	(33)	(23)	(7)	(8)	(4)
Interest cost	(46)	(40)	(33)	(31)	(27)	(20)
Amendments	(21)	2	(3)	(2)	-	103
Business combinations	(7)	(4)	9	(2)	-	-
Plan participants contributions	-	(1)	(1)	(3)	(3)	(4)
Curtailment / Settlement	52	39	46	-	11	5
Actuarial (loss) gain	8	(31)	(27)	(165)	(98)	17
Benefits paid	60	40	37	30	22	19
Others (foreign currency translation)	59	57	18	64	79	22
Benefit Obligation at end of year	(736)	(707)	(646)	(412)	(436)	(298)

Change in Plan Assets
Fair value of plan assets at beginning of year	406	237	221	-	2	-
Actual return on plan assets	(68)	24	21	-	-	-
Thomson contribution	-	29	16	-	-	-
Plan participants contributions	-	1	1	-	-	-
Curtailment / Settlement	(52)	(38)	(55)	-	-	-
Business combinations	7	12	(2)	2	(2)	-
Benefits paid	(8)	(7)	(8)	-	-	-
Others (foreign currency translation)	(48)	(37)	(10)	-	-	-
Fair value of plan assets at end of year	237	221	184	2	-	-

Funded status of the plan	(499)	(486)	(462)	(410)	(436)	(298)
Unrecognized actuarial (gains) or losses	106	109	114	85	145	110
Unrecognized actuarial prior service cost	8	(3)	(3)	3	2	(29)
Unrecognized actuarial transition obligation	3	2	-	56	33	-

Accrued (prepaid) benefit cost	(382)	(378)	(351)	(266)	(256)	(217)

(*) Jubilee awards and early retirement plans are classified under “other reserves”. Prior years have not been restated.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

For all defined benefit pension plans, the accumulated benefit obligation was in excess of plan assets at December 31, 2004. The accumulated benefit obligation was equal to €614 million at December 31, 2004.

Amounts recognized in the consolidated balance sheet are as follows:

	Pension benefits			Other benefits

		December 31,			December 31,
	2002	2003	2004	2002	2003	2004

	(€ in millions)
Accrued benefit liability (including MLA)	(491)	(471)	(449)	(266)	(256)	(217)
Prepaid benefit cost	12	6	-	-	-	-
Net amount accrued for under U.S. GAAP	(479)	(465)	(449)	(266)	(256)	(217)

Minimum Liability Ajustment (MLA)
Including in other comprehensive income	97	85	97	-	-	-
Including in Intangible asset	-	2	1	-	-	-

Total Minimum Liability Ajustment	97	87	98	-	-	-

Amounts recognized in the income statement are as follows:

	Pension benefits			Other benefits

	2002	2003	2004	2002	2003	2004

	(€ in millions)
Annual cost under U.S. Gaap
Service cost	(41)	(33)	(23)	(7)	(8)	(4)
Expected interest cost	(46)	(40)	(33)	(31)	(27)	(20)
Expected return on plan assets	26	15	13	-	-	-
Amortization of unrecognized prior service cost	(14)	(9)	(1)	(1)	(1)	4
Amortization of actuarial net losses or (gains)	4	(5)	(4)	1	(4)	(7)
Amortization of net transition obligation	-	(1)	(2)	(18)	(5)	-
Effect of curtailment/settlement	(1)	(2)	(15)	-	(10)	33
Net periodic benefit cost	(72)	(75)	(65)	(56)	(55)	6

Annual costs under French GAAP are as follows:

	Pension benefits			Other benefits

	2002	2003	2004	2002	2003	2004

Annual cost under French GAAP	(67)	(58)	(61)	(40)	(39)	24

The difference between these amounts and the annual costs under US GAAP results from differences in timing of amortizations of the initial transition liability and from the difference of method of recognition of excess funding by certain companies.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The net accruals as of December 31, 2004, 2003 and 2002 in the accompanying consolidated balance sheets can be compared with balances determined under US GAAP as follows:

	Pension benefits			Other benefits

	2002	2003	2004	2002	2003	2004

	(€ in millions)
Net amount accrued for under US GAAP	(479)	(465)	(449)	(266)	(256)	(217)
• Difference of method of absence of recognition
of excess funding by certain companies	(11)	(9)	(5)	-	-	-
• Impacts of transition obligation, of prior service
cost and of actuarial gains recognized with
a different timing under local regulations	12	-	(2)	(59)	(33)	(14)
• Reclassification	-	23	-	-	-	-
• Minimum Liability Adjustment (MLA)	97	87	98	-	-	-
Net amount accrued for in consolidated
financial statements	(381)	(364)	(358)	(325)	(289)	(231)

The measurement date of the main part of the projected benefit obligation is December 31, 2004 (some US plans are measured at September 30, 2004).

Actuarial assumptions have been determined on a country by country basis and scheme by scheme. The average assumptions are:

	Pension benefits			Other benefits

	2002	2003	2004	2002	2003	2004

Benefit obligation discount rate	6.3%	5.5%	5.1%	7.0%	6.4%	6.0%
Estimated annual rate of increase
in future compensation	3.2%	3.0%	3.1%	4.0%	4.0%	4.0%
Expected rate of return on plan assets	9.0%	7.1%	6.7%	0.0%	N/A	N/A

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

Health care costs are assumed to increase by 9.07 % in 2005, 8.10% in 2006, 7.00% in 2007 and 6.03% in 2008 and 4.58% thereafter.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Regarding the other than pension postretirement benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point	1-Percentage-Point
	Increase	Decrease

	(€ in millions)
Effect on total of service and interest cost components	3	(2)
Effect on the postretirement benefit obligation	31	(26)

In 2004, the Group includes the effects of the subsidy to be received linked to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in measuring the accumulated benefit obligation. The reduction in the accumulated benefit obligation for the subsidy related to benefits attributed to past service is 38 million euros. The effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period is a reduction of €5 million.

The reduction linked to the subsidy receipt is expected to be €1 million in 2006, €1 million in 2007, €2 million in 2008 and €2 million in 2009.

When defined benefit plans are funded, mainly in the U.S., U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and assets allocation strategy is reviewed on an annual basis.

Thomson pension plans weighted-average asset allocations as at December 31, 2004 by asset category are as follows:

Equity securities	58%
Debt securities	39%
Other	3%

Total	100%

Thomson expects to contribute €20 million to its pension plans in 2005.

The following benefit payments, which reflect expected future services are expected to be paid for the next five years:

	Pension benefits	Other benefits

	(€ in millions)
2005	49	19
2006	48	18
2007	83	20
2008	33	21
2009	34	20

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(d) Postretirement transition obligation

Under French GAAP, Thomson changed the accounting policy to fully recognize the entire unrecognized transition obligation in 1997 against retained earnings. Under U.S. GAAP, the election to delay recognition of the postretirement benefits transition obligation may not be changed and the unrecognized transition obligation continues to be charged to income over years.

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

On December 18, 2000, the Board of Directors adopted a fixed option plan for 3,458,500 options. The exercise price of the options granted to employees is €55.9. Such exercise price is in excess of the market value of the shares at the grant date, €47. Half of these options have vested on December 18, 2003 and the remaining on December 18, 2004.They may be exercised up to 10 years from the date of grant.

The Board of Directors on March 16, 2001 and July 23, 2001 increased the number of stock options granted to employees to 4,018,500. The conditions of grant remained the same as the one established by the board on December 18, 2000. As of the two additional grant dates (March 16, 2001 and July 23, 2001), the exercise price of €55.9 was in excess of the market value of Thomson shares, €41.19 and €35.3, respectively, thus no compensation expense was recognized.

As of December 2004, after taking into account the forfeited stock options, as well as options cancelled pursuant to the decision of the Board of Directors of Thomson held on September 22, 2004 (see below), the number of stock option related to fixed option plans adopted as of December 18, 2000, March 16, 2001 and July 23, 2001 is 973,200.

On October 12, 2001, the Board of Directors approved a fixed option plan for a total of 3,540,300 options. Each option gives the holder the right to acquire one new share to be issued at an exercise price of €31.5, which is in excess of the market value of Thomson shares as of the grant date.

Half of these options have vested on October 12, 2004 and the remaining 50% will vest on October 12, 2005. They may be exercised up to 10 years from the date of grant.

As of the grant date (October 12, 2001) no compensation was recognized as the exercise price, €31.5, exceeded the market price, €25.4.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

As of December 31, 2004, after taking into account the forfeited stock options, as well as options cancelled pursuant to the decision of the Board of Directors of Thomson held on September 22, 2004 (see below), the number of stock option related to this plan is 651,600.

On September 22, 2004, the Board of Directors approved a new stock option plan, for 574 beneficiaries, this plan is summarized as follow:

  358 employees and directors of former stock option plans (those of December 18, 2000, March
  16, and July 23, 2001) and, have accepted to cancel the options they were granted under related plans for a total number of 3,972,000 stocks options in exchange for the granting of new options under a new plan. Further, those employees and Directors have, upon this plan, been granted with 2, 541, 890 new options. This plan has been assessed as a variable plan.
  852,700 options were granted to 216 employees and directors. The subscription option price was €16. Former employees and retires were not eligible. This plan is a fixed plan.
  Half of these options will vest on September 22, 2007 and the remaining 50% will vest on September 22, 2008. They may be exercised up to 10 years from the date of grant.

As of the grant date (September 22, 2004), €1 million compensation has been recognized as the strike price, €16.0, was below the market price, €16.54.

As of December 31, 2004, after taking into account the forfeited stock options, the number of stock option outstanding is 7,348,590.

“ BASA” Bon d’Acquisition ou de Souscription d’Actions

On September 15, 2004, the General Assembly approved a fixed stock option plan (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for all individual shareholders who have purchased or subscribed shares before June 30, 2002 and still owned 80% of such shares as of July 21, 2004.

Shareholders meeting that criteria have the right to purchase Thomson subscription certificates at a unit price of €1 per share, allowing them to call one Thomson shares per certificate at an exercise price of €16. The employees and directors of the Group subscribed an estimated number of 3,100,000 certificates out of 12.471.368 subscribed. Each certificate is exercisable after the issuance of 2005 annual Consolidated Financial Statements of Thomson beginning March 1st, 2006 and will expire on June 30, 2006. Thomson may choose to deliver new Thomson shares or existing treasury shares.

These options vested on the day of the grant.

As of the measurement date (October 12, 2004, end of subscription period) no compensation has been recognized under U.S. GAAP as the exercise price, €16.0, plus the premium paid, exceeded the market price, €16.78.

As of December 31, 2004, the estimated number of stock option related to this plan is 3,100,000.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Options granted in connection with the formation of “TCL-Thomson Electronics”(TTE)

In connection with the Combination Agreement with TCL Corporation (“TCL Corp”) to form “TCL-Thomson Electronics”(TTE), Thomson will provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson that have accepted to be employed by TTE.
The number of shares to be issued by Thomson will depend upon the length of time the employees remain employed by TTE. The maximum amount of options to be provided by Thomson is 545,279.

Participants are not considered as Thomson employee and as a result the compensation expense related to this plan was measured based on the fair value of the instrument granted as of the vesting date.

The options vest as follow:
- 25% August 31, 2004
- 25% At the first anniversary - August 31, 2005
- 25% At the Second anniversary - August 31, 2006
- 25% At the Third anniversary - August 31, 2007

As of December 31, 2004, €4 million compensation has been recognized based on a fair value assessment of the instrument granted to related employees.

As of December 31, 2004, after taking into account the forfeited stock options, the number of stock option related to this plan is 403,441.

Information for stock options granted and forfeited is as follows:

	Number of options	Weighted average exercise price (in Euro)

December 31, 2001	7,108,400	43.9
Forfeited	(257,500)	44.4
December 31, 2002	6,850,900	43.7
Forfeited	(867,500)	42.3
December 31, 2003	5,983,400	43.9
Forfeited	(404,600)	40.2
Granted (July 31, 2004)	545,279	0.0
Granted (September 15, 2004)	3,100,000	16.0
Cancelled (September 22, 2004)	(3,972,000)	43.3
Granted (September 22, 2004)	7,366,590	16.0
Exercized (October 12, 2004)	(141,838)	0.0
December 31, 2004	12,476,831	19.4

Compensation expense charged to income this year

Plan	Compensation expense 2004

Employee offering	1
2004 Stock Option plan	1
TTE Options	4
Other Plans	-
Total	6

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The following table summarizes information for options outstanding and exercisable as of December 31, 2004:

	Options outstanding		Options exercisable

Exercise price	Number	Average	Number	Average
		remaining life		remaining life

55.9	973,200	6	973,200	6
31.5	651,600	7	325,800	7
16.0	7,348,590	10	-	N/A
16.0	3,100,000	1.5	-	N/A
0	403,441	2	-	N/A

Had compensation cost for stock options awarded under these plan been determined based on the fair value at the date of grant consistent with the methodology of SFAS 123 “accounting For Stock-Based Compensation”, Thomson net income and basic and diluted earnings per share, would have reflected the following pro forma amounts (in millions of Euro, except per share amounts):

	Year ended December 31,
	2002	2003	2004

U.S. GAAP net income (loss) available to common
stockholders (note 31 ad ii)	351	(46)	(590)
Basic earning (loss) per share	1.26	(0.17)	(2.16)
Diluted earning per share	1.21	(0.17)	(2.16)
Add back: stock-based employee compensation expense included
in reported net income net of related tax effects	1	3	6
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards	(40)	(29)	(25)

Pro forma U.S. GAAP net income (loss) available to common
stockholders (note 31 ad ii)	312	(72)	(609)

Pro forma basic earnings (loss) per share	1.12	(0.26)	(2.23)
Pro forma diluted earnings (loss) per share	1.06	(0.26)	(2.23)

The significant assumptions used by Thomson to estimate the fair value of the options as of the measurement date are as follow:

Valuation assumptions	March 16,	July 23,	October 12,	July 31,	September 15,	September 22,
	2001	2001	2001	2004 (*)	2004	2004

Expected life (in years)	10.0	10	10	2	2	9
Risk free Interest rate	5.3%	5.3%	5.3%	2.5%	2.5%	4.0%
Expected Volatility	50.0%	50.0%	50.0%	N/A	33.0%	35.0%
Expected Dividend	0.0%	0.0%	1.8%	1.8%	1.8%	1.8%
Average fair value (**)
per option as of
measurement date	9.9	1.8	53.4	18.2	2.4	4.1

(*)	Fair values of options granted to non-employee are given at year end.
(**)	Using the Black-Scholes method.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

f) Derivative Instruments and forward exchange contracts

Under U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair market value in other receivables and other creditors and accrued liabilities. Recognition of the gain or loss that results from recording and adjusting a derivative to fair market value depends on the purpose for issuing or holding the derivative. Gains and losses from derivatives that are not used as hedges are recognized immediately in earnings. If a derivative is used to hedge the fair value of an asset, liability, or firm commitment, the gains or losses from adjusting the derivative to its market value will be immediately recognized in other financial expenses, net and, to the extent the hedge is effective, offset the concurrent recognition of changes in the fair value of the hedged item. Gains or losses from derivatives hedging expected future cash flows will be recorded on the balance sheet in accumulated other comprehensive income/(loss) until the hedged transaction is recognized in earnings; however, to the extent the change in the fair value of the derivative exceeds the change in the anticipated cash flows of the hedged transaction, the excess gains or losses will be recognized immediately in earnings.

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

In 2001, Thomson acquires derivatives instruments that have been unwounded in 2002 in connection with the sale of the underlying equity securities (note 31(a)), resulting in a gain amounted to € 34 million under U.S. GAAP.

In 2003 and 2004, Thomson put in place equity collars and equity forward (the “Instruments”) to reduce the market volatility of certain marketable equity investments. The Instruments qualified as hedge under both French GAAP and U.S. GAAP. More specifically under SFAS 133 of U.S. GAAP, the Instruments were considered a Fair Value Hedge of the equity investment. Retrospective efficiency testing of those was done at December 31, 2003 and 2004, resulting in the conclusion that both met the efficiency requirements of SFAS 133.

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

Furthermore Thomson put in place in 2003 a rate lock in order to reduce the price risk associated with a future 10 year fixed interest rate debt issuance. Through the rate lock the interest rate was effectively fixed before the debt was issued. The rate lock qualified as a hedge instrument under both French GAAP and U.S. GAAP. Under French GAAP the $1.07 million (€0.96 million) loss on the rate lock will be recognized over the 10 year life of the debt instrument in financial result. Under U.S. GAAP the lock was considered a Cash Flow Hedge of future interest payments on the debt. The result on the hedge was initially booked in Other Comprehensive Income (“OCI”) and subsequently following issuance of the debt is being reclassified over the 10 year life of the debt to financial result. Over the next 12 months €0.08 million in losses will be reclassified from OCI to financial result.

(g) Asset re-evaluation

As permitted under French GAAP, Thomson re-evaluated certain fixed assets to market value in conformity with certain country regulations. Such re-evaluations are not permitted under U.S. GAAP and the assets would continue to be recorded at historical value.

(h) Capitalized development costs

In 2002, Thomson acquired Grass Valley and determined under both French GAAP and U.S. GAAP the existence of in-process R&D in an amount of €3 million. Under French GAAP, related in-process R&D project has been written off and charged to “Other Income (expense)”. Under U.S. GAAP, the cost of this intangible, purchased from others for a particular R&D project and that has no alternative future uses, has been reclassified from “Other Income (expense)” to R&D costs.

In 2003, as permitted under French GAAP, Thomson recognized as part of the purchase price allocation of the acquisition of the remaining 20% of Technicolor Digital Cinema, an acquired intangible asset related to a R&D project that meets French GAAP criteria for recognition. Under U.S. GAAP, such project has been determined to in process, and therefore a €2 million expense has been charged to research and development expense.

In 2004, Thomson acquired the video division of ParkerVision and recognized under French GAAP as part of the purchase price allocation of the acquisition, an acquired intangible asset related to a R&D project that meets French GAAP criteria for recognition. Under U.S. GAAP, such project has been determined to in process, and as a result Thomson recognized €2 million research and development expense.

(i) Capitalized interest

For U.S. GAAP purposes, interest cost incurred during the construction period for certain assets should be capitalized, which is not required under French GAAP. As of December 31, 2004, the net book value of capitalized interest amounts to nil.

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

(k) Subsidiaries controlled but not consolidated

k i) Under French GAAP, certain immaterial subsidiaries are not required to be consolidated.

In 2004, 2003 and 2002, the respective number of entities consolidated under U.S. GAAP and not under French GAAP was 2, 4 and 20.

k ii) Some investments, considered to be immaterial under French GAAP, are accounted for under French GAAP at the lower of cost and fair value although the Group’s interest in these investments varies from 20% to 50%. Under U.S. GAAP, these investments are accounted for using the equity method.

In 2004, 2003 and 2002, the respective number of entities accounted for using the equity method and not consolidated under French GAAP was nil, nil and 3, respectively.

(l) Philips Professional Broadcast 33.33% minority interests

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

For U.S. GAAP purposes, the Group net income for the year 2002 was adjusted with a €1 million interest Charge related to the debt toward Philips (incurred from January 1, 2002 to the acquisition date (see note 2)), and a €2 million additional expense was recorded to adjust the minority interest loss reported under French GAAP for the period before acquisition date.

Accordingly, as of December 31, 2004, 2003 and 2002 for U.S. GAAP purposes, gross goodwill decreased by €2 million. The debt with Philips was considered fully reimbursed at the exercise of the call option in 2002.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(m) Employee offering/bonus shares

Employee shares fourth offering 2002 and fifth offering 2003

Until TSA (formerly THOMSON S.A.), which is fully owned by the French State held more than 20% of the share capital of the Group, TSA was subject to the French Privatization laws, that states, among other requirements, conditions in which part of the sale of such shares have to be offered to Thomson’s employees.

As a consequence and following the TSA sales of Thomson shares made in March 2002 resulting in the fourth employee offering and in December 2003 resulting in the fifth employee offering, the employees of Thomson have been entitled to acquire a certain number of Thomson shares. Such offers have been made to Thomson’s present and former employees at a 20% discount. Under French GAAP, no compensation expenses have been recognized. Under U.S. GAAP, related discount benefits have been recorded as compensation expense for an amount of nil, €2 million and €14 million for years ended as of December 31, 2004, 2003 and 2002, respectively.

Bonus shares

Under French GAAP, no charge has been recorded in connection with the rights to bonus shares issued in connection with the February 1999, November 1999, October 2000 and March 2002 offering, that are the first, second, third and fourth employee offerings. The fifth employee offering has not given rise to bonus shares for Thomson employees.

Under U.S. GAAP, since the bonus shares will be awarded by TSA (formerly THOMSON S.A.) to both present and former employees without any additional consideration and without any obligation for active employees to stay with Thomson during the holding periods in order to be awarded with such bonus shares, the fair value of the bonus shares at the employee offering date have been charged to income with a corresponding increase to additional paid in capital.

The fair value of outstanding bonus shares awarded as of December 31, 2004, 2003 and 2002 amounted to €69 million, €67 million and €67 million, respectively. Subsequent changes in the fair value of such shares have been recorded as a gain (loss) in 2004, 2003 and 2002 with a corresponding decrease to additional paid in capital of €(1) million, €(1) million and €13 million, respectively.

1,612,079, 521,069 and 149,029 bonus shares related to the first offering (February 1999), second offering (October 1999) and third offering (September/October 2000) were delivered to Thomson employee as of March 2002, January 2003 and November 2003, respectively. In the event of forfeiture, the fair value of bonus shares at that time will be credited to income.

(n) Sale-lease back accounting

Thomson Inc. (ex. Thomson multimedia Inc) sold its U.S. Corporate headquarters (Administration and Technical Services buildings) for €60 million (USD 58 million) in March 2000. The buildings were leased back from the purchaser over a period of twelve years. The resulting lease is accounted for as an operating lease. Under French GAAP, the resulting gain of €7 million (USD 7 million) was

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

recognized as of December 31, 2000, under U.S. GAAP, this gain amounted to €9 million (USD 8 million (after adjustment for capitalized interest).

Under U.S. GAAP, the resulting gain is deferred and amortized over the life of the lease, except for the portion of the gain, which exceeds the present value of the minimum lease payments measured at disposal date. Thus, for U.S. GAAP reporting, an annual gain of USD 1 million (€1 million using the 2004 average exchange rate) is recognized.

As a result, unrecognized gain as of December 31, 2004, 2003 and 2002 amounts €4 million, €5 million and €6 million. For the year ended December 31, 2004, 2003 and 2002, amortization of the deferred portion of the resulting gain represents €1 million, €1 million and €1 million, respectively.

Thomson sold its French headquarters located in Boulogne-Billancourt for €91 million in February 2000. The building was leased back from the purchaser for a period of six years under an operating lease. Under French GAAP, the Company recognized a gain of €32 million corresponding to the difference between selling price and net book value.

Under U.S. GAAP, the excess of such gain over the present value of the minimum lease payments is recognized at disposal date (€9 million), while the remaining amount has been deferred and amortized over the lease period for €4 million, €4 million and €4 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, 2003 and 2002, the unrecognized gain under U.S. GAAP amounts to €5 million, €9 million and €13 million, respectively.

(p) Recording of Singingfish acquisition

Under French GAAP, the acquisition of Singingfish, which occurred in September 2000, has been treated as a normal business combination, the excess of the purchase price paid over the fair market value of assets acquired, mainly software, being recorded as goodwill, which is amortized over a 5 year period. In 2001, an impairment loss of €4 million related to goodwill was recorded.

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

During 2003, Thomson disposed off Singingfish’s assets and liabilities (note 2).

Under U.S. GAAP, Singingfish has been classified as a discontinued operation (note ad vii).

The impact of such adjustment, including the reversal of French GAAP goodwill amortization expense in 2003 and 2002 of €2 million and €4 million, respectively, and related tax effect was €6 million and

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

€(4) million as of December 31, 2003 and 2002 , respectively. No adjustment has been made in 2004.

(q) Amortization of intangibles recognized through business combinations

Under U.S. GAAP, the intangible assets are as follows:

	2001	2002	2004

	Net	Net	Gross	Accumulated	Net
	book	book	book	Amortization	book
	value (*)	value (*)	value		value (*)

	(€ in millions)
Technicolor Trademark	215	178	169	(3)	166
Technicolor Customer relationships	254	196	220	(52)	168
PDSC Customer relationships	82	65	65	(8)	57
Screenvision Europe Supplier relationships	21	20	22	(3)	19
Grass Valley Trademark	43	36	33	-	33
Duplitek Customer relationships	-	29	30	(4)	26
Vidfilm Customer relationships	-	31	33	(5)	28

TOTAL	615	555	572	(75)	497

(*)	Changes in carrying value are mainly due to change in foreign currency translation.

Technicolor

As of December 31, 2004 under French GAAP, trademark (€169 million, initially booked as of March 16, 2001 for USD 230 million) and customer relationships (€220 million, initially booked for USD 300 million) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€157 million) related to these intangible assets has been recorded in 2001 and a valuation allowance on deferred tax assets has been recognized via goodwill, therefore the net deferred tax assets offset the amount of deferred tax liability recorded on customer relationships for €89 million. Since January 1, 2002, pursuant to the application of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), the Technicolor trademark has been assessed as having an indefinite useful life and as a consequence, it is no longer amortized but is tested annually for impairment. As of December 31, 2004, its carrying value amounts to €166 million. Thomson continues to amortize the customer relationships over a 16 year period and amortization expense related to this intangible asset amounting to, net of tax, €(15) million, €(17) million and € (20) million, for 2004, 2003 and 2002 respectively.

In addition, in accordance with EITF 95-3 and FAS 109, restructuring reserves and the related deferred taxes recognized as assumed liabilities have been increased under U.S. GAAP compare to those existing under French GAAP for an amount of €5 million.

After taking into account the adjustments above, as well as those concerning revenue recognition, (note 31(t)), retention bonuses (note 31 (v)) and other final purchase accounting adjustments in the amount, net of tax, of €(4) million, €(2) million and €(5) million, as of December 31, 2004, 2003 and 2002, respectively, gross goodwill, as determined under French GAAP, increased accordingly by €70 million as of December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The net effect on net income (excluding the effects recorded under note 31 (t) and (v)) amounts to €(15), €(23) and €(15) million for 2004, 2003 and 2002, respectively.

The net impact of deferred tax liability and tax assets depreciation reversal on profit and loss for year 2004, 2003 and 2002 amounts to €6 million, €7 million and €8 million, respectively and has been recorded under note 31 aa).

PDSC

Under French GAAP, customer relationships (€65 million, initially booked as of June 25, 2002 for USD 89 million) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€26 million) related to this intangible has been recorded and a reversal of the valuation allowance on deferred tax assets has been recognized via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on customer relationships. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of €(4) million, €(4) million and €(2) million for 2004, 2003 and 2002, respectively.

In addition, in accordance with EITF 95-3, part of the restructuring reserve and the related deferred tax recorded on the French GAAP balance sheet at the acquisition date were reversed under U.S. GAAP (€26 million). Other final purchase accounting adjustment was not determined to be U.S. GAAP compliant, decreasing the related goodwill by €2 million.

After taking into account the above adjustments, gross goodwill, as determined under French GAAP decreased by €28 million as of December 31, 2004.

The net effect on net income amounts to €(4) million and €(7) million for 2004 and 2003 respectively.

The impact of deferred tax liability reversal on net income amounts to €1 million and €1 million for 2004 and 2003 respectively and has been recorded under note 31 (aa).

Screenvision Europe

Under French GAAP, supplier relationships (€22 million initially booked on May 7, 2002) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€7 million) related to this intangible asset has been recorded and a reversal of the valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on supplier relationships. Supplier relationships are amortized over 20 years in the amount, net of tax, of €(1) million, €(1) million and €(1) million in 2004, 2003 and 2002, respectively.

After taking into account this adjustment above, goodwill as determined under French GAAP is the same than under U.S. GAAP pursuant to the adoption of SFAS 142.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Grass Valley Group

Under French GAAP, trademark €33 million (USD 45 million initially booked on March 1, 2002) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability, €13 million related to this intangible has been recorded. This indefinite useful life trademark is not amortized under U.S. GAAP.

In addition, in accordance with EITF 95-3, part of the restructuring reserve and the related deferred tax recorded on the French GAAP balance sheet at acquisition date were reversed under U.S. GAAP (€20 million). Other final purchase accounting adjustment was not determined to be U.S. GAAP compliant, decreasing the related goodwill by €3 million.

After taking into account the adjustments above, gross goodwill as determined under French GAAP decreased by €8 million as of December 31, 2004.

Dupliteck

Under French GAAP, customer relationships (€30 million, initially booked as of April 4, 2002 for AUD 53 million) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€12 million) related to this intangible has been recorded via goodwill. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of €2 million and €(2) million for 2004 and 2003 respectively.

After taking into account the adjustment above, gross goodwill as determined under French GAAP increased by €12 million, with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

The net effect on net income amounts to €2 million and €(2) million for 2004 and 2003 respectively.

The impact of deferred tax liability on net income amounts to €4 million and €1 million for 2004 and 2003 respectively and has been recorded under note 31 (aa).

VidFilm

Under French GAAP, customer relationships (€33 million, initially booked as of February 20, 2002 for USD 40 million) are not amortized and the tax effect of the difference between book and tax basis of such intangibles is not required to be reflected as a liability at acquisition date.

Under U.S. GAAP, the gross deferred tax liability (€12 million) related to this intangible has been recorded via goodwill. In addition, customer relationships are amortized over 20 years in the amount, net of tax, of €0 million and €(2) million for 2004 and 2003 respectively.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

After taking into account the adjustment above, gross goodwill as determined under French GAAP increased by €12 million, with no corresponding additional amortization charge for the period pursuant to the adoption of SFAS 142.

The net effect on net income amounts to €0 million and €(2) million for 2004 and 2003 respectively.

The impact of deferred tax liability on net income amounts to €2 million and €1 million for 2004 and 2003 respectively and has been recorded under note 31 (aa).

HNS

In 2004 and in relation with the acquisition of HNS business (note 2), Thomson recognized a €175 million Customer relationship under both French GAAP and U.S. GAAP. This intangible asset is amortized over a 8 year period. The net book value as of year end 2004 amounts to €164 million.

(r) BTS purchase price allocation

In 2001, under French GAAP, in connection with BTS business combination, which was accounted for as a purchase, accruals mainly related to involuntary employee termination and inventory write-offs of Thomson were included as a liability in the purchase price allocation.

Under U.S. GAAP, according to EITF 95-3, the costs related to activities or employees of the acquiring company were not considered in the purchase price allocation and the restructuring reserve and the related deferred tax recorded against goodwill under the French GAAP were reversed under U.S. GAAP. As a consequence, goodwill amortization decreased by €1 million in 2001.

In 2002, the finalization of the restructuring plans under French GAAP led to additional accruals that were not eligible under U.S. GAAP (as explained in note 31 (b)). Therefore, the BTS gross goodwill recorded under U.S. GAAP is €23 million less than the amount recorded under French GAAP. The related restructuring impact is mentioned in the restructuring adjustment (see note 31 (b)).

(s) Goodwill amortization and impairment - FAS 142

SFAS 142 was issued in June 2001 and requires companies to stop amortizing goodwill and indefinite lived intangible assets. Instead, SFAS 142 requires that these intangible assets be tested for impairment at least annually. SFAS 142 was effective for the Company as of January 1, 2002 and for purchase business combinations consummated after June 30, 2001. Under French GAAP the goodwill is amortized over the useful life, as described In note 8 a).

For the year ended December 31, 2004, 2003 and 2002, Thomson reversed the amortization expense of goodwill recorded under French GAAP for an amount of €130 million, €76 million and €78 million, respectively, of which €0 million, €2 million and €4 million for the year 2004, 2003 and 2002 respectively, were reversed as mentioned in the Singingfish adjustment (see note 31 (p)).

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

A €7 million expense has been recognized upon the TTE transaction (see note 2) under U.S. GAAP that corresponds to the carrying value of goodwill related to the business sold.

The goodwill impairment charge recognized under U.S. GAAP amounts to €27 million. In order to measure the impairment loss Thomson has used valuation techniques and the measured impairment losses have been attributed to related goodwill.

(t) Revenue Recognition

t i) Licensing agreement

In November 2000, Thomson entered into a five-year licensing agreement that allows a third party to use certain Thomson patents (the “Licensed Patents”) and simultaneously entered into a five-year software license agreement with the same third party that allows Thomson to use software that will be developed by the third party using the Licensed Patents. Under French GAAP, revenue from the patent licensing agreement was recognized when the patent licensing agreement was executed and non-refundable cash was received by Thomson. Such accounting was appropriate under French GAAP because two separate contracts were entered into by the parties, the cash received was non-refundable, the only obligation of Thomson was to maintain and defend such patents, and the software license agreement includes a “most favored nation provision” allowing Thomson to benefit from lower prices granted by the third party to other customers; thereby providing evidence that the software license agreement pricing is not in excess of fair value. Under U.S. GAAP, the revenue from the patent licensing agreement is considered to be one element of a multi-element arrangement and therefore the patent licensing revenue is being recognized for U.S. GAAP purposes on a straight-line basis over the five-year term of the patent licensing agreement. During 2003, the parties agreed upon the cancellation of the above-related contract. As a consequence, under French GAAP Thomson recognized over the year 2003, the cash received during that period by the client party, whereas under U.S. GAAP Thomson recognized all deferred revenues existing at the date the contract has been cancelled and that were collected. The impact amounts to nil, €14 million and €3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

t ii) Technicolor revenue recognition

Under French GAAP, Thomson recognizes certain revenue related to the duplication/replication of VHS cassettes and DVDs at the time replication has been completed and title has contractually been transferred. Title transfers upon completion of the replication process, which is generally prior to shipment to the customer, which is made upon customer requests.

Under U.S. GAAP, the Company is required to comply with the provisions of SAB 104, which has supersed SAB 101 in 2004 when recognizing revenue.

As of December 31, 2003 and 2002 not all criteria of SAB 101 have been met to allow the company to recognize revenue.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

In 2004, Thomson has determined that all criteria were met, enabling Thomson to recognize revenues upon the replication of DVDs.

For the year ended December 31, 2004, 2003 and 2002 the impact of such accounting treatment on the Group consolidated Statement of Operation under U.S. GAAP compared to French GAAP amounts to €1 million, €(2) million and €(1) million, respectively.

t iii) Licensing revenue recognition

Under French GAAP, Thomson has recognized for the year ended December 31, 2004 and 2003 revenue related to the licensing of the usage of Thomson patents on certain products. Under U.S. GAAP, in compliance with SAB 104, Thomson has deferred the recognition of such revenue due to the fact that as of December 31, 2004 and 2003 the related contracts have not been signed on December 31, 2004 and December 31, 2003, respectively.

The deferred recognitions of these revenues under US GAAP have a positive impact of €25 million and a negative impact of €28 million for the years ended December 31, 2004 and 2003 respectively. The impact of €25 million in 2004 is explained by the recognition of €28 million revenues related to contract signed in January 2004 and the deferral of €3 million of revenues related to the contract signed in January 2005.

t iv) Rebates and price reductions received

Under French GAAP, certain rebates received from suppliers are recorded as a reduction of cost of sales in the period they are received.

Under U.S. GAAP, when rebates are related to future purchases commitments, they should be assessed as upfront payments with no culmination of the related earning process, and therefore they are amortized over the period of those commitments.

As a result, the impact on the net income of such restatement is a decrease of €4 million for the year ended December 31, 2004.

(u) Easyplug gain on assets contribution

In December 2001, Thomson contributed cash for a 26% interest in Easyplug Inc. and Thomson Inc. contributed 100% of its wholly owned subsidiary, Easyplug Inc. with a fair value of USD 6 million (€7 million at December 31, 2001 closing rate) for a 24% interest in Easyplug S.A. At a consolidated level, Thomson has a 50% interest and Schneider Electric has a 50% interest in Easyplug S.A., which is a corporate joint-venture as defined by APB 18 “The Equity Method of Accounting for Investment in Common Stock” (“APB 18”).

Under French GAAP, the gain associated with the asset contribution has been eliminated at 50% in the amount of USD 3 million (€3 million at 2001 average rate).

Under U.S. GAAP, according to APB 18 as Thomson received shares in exchange of contributed assets, the investments should be recorded at the lower of carrying amount or fair value. Therefore, the gain recognized under French GAAP has not been recognized but deducted from investment.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(v) Retention bonus

In connection with certain of its acquisitions, Thomson entered into agreements with key employees of acquired companies setting up the conditions for payment of certain retention bonuses. These bonuses are an incentive for their benefitors to remain (for a fixed period of time) employees of their company within the Group they have recently joined and allow Thomson to capitalize on their knowledge and experience.

Under French GAAP, such bonuses have been accounted for as an adjustment of the purchase price for €7 million.

Under U.S. GAAP, Thomson is required to comply with the provisions of SFAS 141 “Business Combination” (“SFAS 141”) and EITF 95-08 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. The aforementioned bonuses have been accounted for as compensation for future services and amortized over the duration of the stay period. As such, goodwill decreased by €7 million, €7 million and €7 million as of December 31, 2004, 2003 and 2002 and a nil, €1 million and €6 million compensation expense was recorded in operating income for the year ended December 31, 2004, 2003 and 2002, respectively.

(w) FIN 45 - Recognition of Guarantee given

Under French GAAP, and following the recommendation issued by the ‘Commission des Opérations de Bourse’ for financial year closing as of December 31, 2003, off-balance sheet commitments, financial debts as well as leases are disclosed in the note 24.

Under U.S. GAAP and pursuant to FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others” application, Thomson shall disclose information on all guarantees except on those covering the consolidated entity own future performance and provide a more extensive disclosure of the guarantees given.

Additionally to supplemental disclosure requirement, which has no effect for Thomson, the FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee.

As of December 31, 2004 and 2003, Thomson recognized a provision pursuant this requirement amounting to nil and €4 million and results from the warranties and indemnification agreement granted related to an asset disposal (note 24 of the consolidated financial statement).

(x) Transaction Costs

Under French GAAP, transaction costs have been deferred as of December 31, 2003. During 2004, they have been added to acquisition costs of targeted investments, when acquisition transactions have been completed or have been charged to the capital Gain (loss) when disposal transactions have been completed.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Under U.S. GAAP, those costs have been expensed as incurred.

As a consequence, the net income of the Group under U.S. GAAP, compared to French GAAP, has been impacted in an amount of €7 million and to €(9) million for the year ended December 31, 2004 and 2003, respectively.

(y) Sale of written call

In 2004 in connection with the TTE transaction with TCL International (See note 2), Thomson granted TCL International a call option, whereby TCL International is entitled to require Thomson to deliver 2.5 million of Thomson common shares at a fixed exercise price of €18.12 per share. Thomson has assessed such above right granted to TCL International as part of the contribution given in exchange of the 33% interest in TTE. This call option has a net cash settlement.

Under French GAAP and at combination date (see note 2), the benefit granted by Thomson to TCL International has been valued and recognized in the related exchange of non monetary assets as part of the equity investment received with the counterparty charged to retained earnings.

Under U.S.GAAP, such written call option is a freestanding derivates that meet the recognition criteria of the EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” that shall be recognized at fair value as a liability in the consolidated balance sheet, with re-measurement at each balance sheet date because it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

As of December 31, 2004 and compare to French GAAP, Thomson recognized an additional €4 million financial expense as a result of the re-measurement process of the related options. As a result, as of year-end 2004, Thomson has recognized a €8 million financial liability and the impact on the net equity under U.S. GAAP compare to French GAAP amounts to €(8) million.

(z) Discounting of long term assets and liabilities

As of December 31, 2004, Thomson recognized certain liabilities that are expected to be settled with a cash payment of more than 12 months.

French GAAP do not require long term liabilities to be recognized at their present values, but at costs. Under U.S. GAAP, long term liabilities are recognized at their present value and the accretion is recognized as a financial expense.

As of December 31, 2004, the net income and net equity under U.S. GAAP of the Group compared to French GAAP is increased by €1 million.

(aa) Income tax

Tax effects on U.S. GAAP adjustments have been recorded in an amount of €1 million in 2004, €1 million in 2003 and €(10) million in 2002.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Under U.S. GAAP, in connection with deferred tax liabilities recognized on acquired intangible assets, (Note 31 (q) above), valuation allowance on deferred tax assets was reversed against goodwill in the amount of nil, nil and €42 million as of year end 2004, 2003 and 2002, respectively.

(ab) Presentation of consolidated Balance Sheet

ab - i) Classification of the Balance Sheet

The classification of certain items and the format of Thomson’s consolidated balance sheets vary to some extent from U.S. GAAP.

The table below presents the current or the non current portion of balance sheet captions:

	As of December 31,
	2002	2003	2004

	(€ in millions)

Total Long Lived Assets as reported under French GAAP	4,023	3,594	3,540
Of which current portion of:
Loan and other non current assets (*)	92	34	39

Total Current Assets as reported under French GAAP	5,691	5,686	4,985
Of which non current portion of:
Trade accounts and notes receivable	37	1	0
Other receivables	49	30	3
Cash and cash Equivalent	80	60	55

Total Reserve as reported under French GAAP	1,048	977	869
Of which current portion of:
Other reserves	118	107	120

Total Financial Debt as reported under French GAAP	1,694	2,128	2,501
Of which current portion of:
Financial debt (**)	262	263	904

Total Current Liabilities as reported under French GAAP	2,987	2,583	2,465
Of which non current portion of:
Other creditors and accrued liabilities (***)	404	229	135

(*)	Thomson had bank accounts cash deposits as a compensating balance to a loan in the same amount at a preferential interest rate. Under U.S. GAAP these amounts would be disclosed as non-current assets in the consolidated balance sheets and would therefore reduce cash and cash equivalents by the same amount.
(**)	Includes short term portion of capital lease obligations disclosed in note 24
(***)	In 2002, Other Creditors includes the debt related to the Technicolor acquisition

In addition, as of December 31, 2004, Anagni operation’s assets and related liabilities fulfilled the criteria of assets held for sale as specified under FAS 144. The sale of the entity occurred on of February 28, 2005. Under US GAAP, as of December 31, 2004, the assets held for sale totalling €101 million and the related liabilities amounting to €178 million should be presented separately in the consolidated Balance Sheet. The assets held for sale mainly include €65 million of inventories and net accounts receivable of €23 million and other current assets of €7 million.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

ab – ii) Additional information:

Trade receivables and related valuation allowances accounting policy – Trade receivables include amounts due from customers for services provided and products sold in the normal course of the business operation. Thomson maintains allowances for doubtful accounts for estimated losses that result from the inability of its customers to make payments. Thomson bases its allowance on the likelihood of recoverability of accounts receivable based upon past experience and reviews of aging and analysis of specific accounts. If economic or specific industry trends worsen beyond its estimates, Thomson increases its allowances for doubtful accounts by recording additional expense. Thomson charged off trade receivable when the non recoverability is definitive.

Under French GAAP, Thomson has classified €816 million, €873 million and €388 million of SICAV investments in the caption “cash and cash equivalent”, as of December 31, 2004, 2003 and 2002, respectively, Under US GAAP, these investments are classified as trading investment.

Under French GAAP, “Finished goods inventory” caption is broken down as follow:

	As of December 31,
	2002	2003	2004

		(€ in millions)

Finished goods inventory	330	281	273
Purchase goods for resale inventory	231	197	154
Finished goods inventory	561	478	427
Valuation allowance	(59)	(46)	(43)
Finished goods inventory, net of allowance	502	432	384

The valuation allowance described under Note 11 corresponds exclusively to loss in value.

Under French GAAP, “other creditors and accrued liabilities” caption includes the following:

	As of December 31,
	2002	2003	2004

		(€ in millions)

Income tax payable, deferred taxes and accrued taxes	244	187	155
Royalties payable	223	214	262
Accounts payable	95	89	64
Deferred income	85	85	-
Deferred income	17	15	142
Other accruals	373	238	301
Other creditors	13	11	52
Advertising and promotion payable	20	19	19

Total other creditors and accrued liabilities	1,070	858	995

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

As of December 31, 2004, tangible assets recognized in the Group consolidated balance sheet that are under capital lease agreements amount to €51 million (2003: €61 million and 2002: €1 million).Thomson recognized a similar financial debt as of the same date. Related depreciation expenses are posted in the caption “costs of sales” of the consolidated Income Statement.

(ac) Presentation of the consolidated Income Statements

ac i) Operating income

Certain expenses such as “Restructuring costs” and “Pension plans costs on closed factory”, which are classified in French GAAP as non-operating expenses are classified as operating expenses under U.S. GAAP and therefore decrease the operating income under U.S. GAAP in an amount of €(767) million, €(241) million and €(167) million for the year ended as of December 31, 2004, 2003 and 2002, respectively.

Under U.S. GAAP, certain operations are discontinued operations as of December 31, 2004 that were classified under continuing operation under French GAAP (note 31 ad viii). As a result, Thomson’s operating income under U.S. GAAP has been increased in an amount of €280 million. This amount includes €196 million of restructuring costs.

Other items, recorded under “other income (expense)” under French GAAP have been reclassified to operating income under U.S. GAAP. The items reclassified to operating income under U.S. GAAP approximate €(80) million, €(86) million and €(15) million for the years ended as of December 31, 2004, 2003 and 2002, respectively. Main items are listed hereafter.

  In 2004, (a) a loss of €14 million that has been recognized in the Content & Network Segment that is related to an indemnity paid in relation with the acquisition of the PDSC business made in 2002, (b) a loss of €25 million that corresponds to costs incidental to the restructuring of Thomson’s displays activities and includes operational impairments amounted to €3 million (consisting primarily of the reduced production output that resulted from the restructuring announcement until the effective closure), a €6 million loss related to the settlement of pension obligation in the United States of America following the closure of Tubes & Glass Plants and a loss of €16 million on certain risks related to the exit of the business.
  Write offs of long lived assets (€36 million, €52 million and €15 million, in 2004, 2003 and 2002 respectively. Other suppliers commitments costs (nil, €1 million and nil, in 2004, 2003 and 2002 respectively).
  In 2003, under French GAAP, costs related to the decision to temporarily stop two of the Components segment’s large-size tube production lines (lines 1 and 2) in Marion, Indiana have been classified as non-current expenses and amount to €(18) million in 2003 (Note 6). These costs relate to costs incurred between February and June, the decision to definitively close the lines being announced on June 12, 2003. They include mainly employee unemployment costs (€(7) million), and operational impairment (€(10) million). Operational impairment is primarily the reduced production output that resulted from interplant job changes that are required by the seniority protection clauses in the Union contracts. Also, during 2003 €6 million of income related to the reversal of a provision for litigation has been classified as a non-current gain (Judgment of the lawsuit in favour of Thomson); The accrual made was classified as an operating

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

expense under U.S. GAAP and as a consequence the reversal has increased the operating income by the same amount. In addition during 2003, Thomson accrued for €(8) million of expense related to litigation in the Audio Video profit center. Under French GAAP this has been classified as a non current expense and as an operating expense under U.S. GAAP.

  Under French GAAP, in connection with litigations patents infringement settlements (note 3 and 6), the Group elected to classify under “Other income (expense)” the estimated amount in excess of “reasonable royalties to be paid” €0 million, €0 million and €(8) million in 2004, 2003 and 2002, respectively.
  In 2002, €10 million of the proceeds received from insurance recovery has been classified as a non-current item under French GAAP (Note 6). In addition, under French GAAP, in 2002, the Group recorded under “other income and expenses” the operational inefficiencies costs amounting to €(3) million in connection with fire damages in one of its Display and Components plant.
  In 2001, as part of a substantial reassessment of its product portfolio, the Group discontinued certain products or product lines, which have not resulted in restructuring plans. The related costs, mainly write-off of finished goods and raw material inventory (€(30) million), purchase order and other contract cancellation costs (€(18) million) and associated fixed asset write-offs (€(16) million) have been recorded as non-current items under French GAAP as of December 31, 2001. Under U.S. GAAP, such costs were reflected in 2001 in the operating income. In 2002, the Group succeeded in negotiating the reduction of certain contract cancellation costs mentioned above by €5 million. Therefore and consistently with 2001 classification, the Group classified such reversal as an exceptional gain under French GAAP.

The table below reconciles operating income under French GAAP to operating income under U.S. GAAP. Amounts displayed in the next table that would not have been explained here above, are fully explained in other parts of this reconciliation note.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Year ended December 31,
	2002	2003	2004

	(€ in millions)
Operating income as reported in the Consolidated
Statements of operations	718	508	434
Adjustments
Restructuring	1	(47)	(21)
Pension and termination benefits	(13)	(13)	5
Post retirement transition obligation	(2)	(18)	(18)
Forward exchange contracts	(10)	(10)	2
Stock based compensation	-	-	(5)
Capitalized development costs	-	-	(1)
Capitalized interest	(1)	-	-
Provision for year 2000 and Euro	(1)	-	-
Subsidiaries controlled but not consolidated	(2)	-	(1)
Recording of Singingfish acquisition	(13)	-	-
Purchase price allocation and Amortization of recognized intangible assets	(26)	(34)	(27)
Revenue recognition	3	(12)	21
Retention bonuses	(6)	(1)	-
Compensation (expense) gain related to employee offerings	(1)	(3)	(1)
In process R&D	-	(2)	(2)
Transactions costs	-	(9)	(1)
OCEANE costs	-	-	1
Long-term liabilities	-	-	1
Sub total –adjustments	(71)	(149)	(47)

Reclassifications
Restructuring	(141)	(217)	(742)
In process R&D	(5)	-	-
Contracts cancellation costs	5	-	-
Fixed assets write-off	(15)	(52)	(36)
Other reclassifications	-	(34)	(44)
Pension plans interest costs	(26)	(24)	(25)
Discontinued operations	-	-	280
Sub total –reclassifications	(182)	(327)	(567)
Operating income according to U.S. GAAP	465	32	(180)

ac ii) Research and development expenses

Under U.S. GAAP, research and development expenses approximate €263 million, €285 million and €364 million for the years ended December 31, 2004, 2003 and 2002, respectively.

ac iii) Cost of sales

Under French GAAP, Thomson has classified certain costs in the consolidated income of operations as research and development costs in an amount of €16 million that are reclassified to costs of sales and general and administrative expenses under U.S. GAAP. As a result of the cost of sales increasing, the gross margin decreased in an amount of €7 million for year ended December 31, 2004 (2003: €5 million and 2002: Û 5 million). Finally, general and administrative expenses have been increased in an amount of €9 million for year ended December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

In addition, research and development in process write-off on acquired entities has been reclassified from non-current under French GAAP to operating under U.S. GAAP in the amount of nil, nil, and €5 million for the years ended December 31, 2004, 2003 and 2002 (see Note 31 y iii).

In addition, under French GAAP, warranty costs of €82 million, €123 million and €150 million for the years ended December 31, 2004, 2003 and 2002, respectively, have been classified in selling general, and administrative expenses. Under U.S. GAAP, these amounts would be classified as cost of sales thus decreasing the gross margin by these respective amounts.

Under French GAAP, Thomson has classified cooperative advertising and promotions expenses, which have not been reclassified as a deduction of sales as required by the provision of the EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendors Products”, under “selling, general and administrative expense” caption. Under U.S. GAAP, such costs should be classified as cost of sales, thus decreasing the gross margin by €25 million, €38 million and €53 million for the years ended December 31, 2004, 2003 and 2002, respectively.

ac iv) Additional information

Amortization of capitalized software costs was €12 million, €26 million and €29 million for 2004, 2003 and 2002 respectively.

Advertising costs are expensed as incurred. These costs were €45 million, €62 million and € 75 million for the years ended December 31, 2004, 2003 and 2002 respectively.

Rental expense was €88 million, €122 million and €103 million for the years ended December 31,2004, 2003 and 2002, respectively.

The “other than temporary impairment” charge recorded under U.S. GAAP for listed securities amounted to €0 million, €0 million, and €11 million for the years ended as of December 31, 2004, 2003 and 2002, respectively.

Shipping and handling costs amounted to €294 million, €246 million and €302 million for the years ended as of December 31, 2004, 2003 and 2002 and were classified under cost of sales.

Revenue of the Group under French GAAP amounted to €7,994 million for the year ended December 31, 2004 and is broken down as follow – revenue from delivery of product amounts to €5,110 million, revenue from services amounts to €2,480 million and revenue from licenses amounts to €404 million.

(ad) Additional U.S. GAAP information

ad i) Other comprehensive income

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

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Under U.S. GAAP, the following information would be displayed within the consolidated financial statements as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests:

	2002	2003	2004

	(€ in millions)

Net Income According to US GAAP	351	(46)	(567)

Other Comprehensive Income
Minimum Liability Adjustement	(37)	12	(12)
Foreign Currency Translation	(400)	(286)	(111)
Unrealized Gain (Loss) on Securities
Unrealized Holding Gains (Losses) arising during the period	(227)	11	5
Less: Reclassification adjustments for gain included in net Income	1	0	0

Net Unrealized Gains (Losses) on securities	(226)	11	5

Tax effect of the above adjustments (*)	17	0	0

Comprehensive Income according to US GAAP	(295)	(309)	(685)

(*)	Under U.S. GAAP the unrealized gain (loss) on securities is a temporary difference, the tax effect of which is partially offset by the reversal of the deferred tax valuation allowance in the amount of €98 million in 1999 and utilization of long-term capital losses carry-forward with the tax effect of €65 million in 1999. In 2001 and 2002 the decrease of the unrealized holding gains has resulted in the recognition of a deferred tax gain offsetting part of the deferred tax liability recorded in 1999.

If Thomson were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum liability adjustment, foreign currency translation adjustments and unrealized gains on available-for-sale securities, respectively, would be disclosed on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances of each classification noted above.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	MLA	CTA	Net	Total
			unrealized
			gains

	(€ in millions)

2002
Balance at beginning of the year	(60)	86	209	235
current year change	(37)	(400)	(209)(*)	(646)

Balance at the end of the year	(97)	(314)	0	(411)

2003
Balance at beginning of the year	(97)	(314)	0	(411)
current year change	12	(286)	11	(263)

Balance at the end of the year	(85)	(600)	11	(674)

2004
Balance at beginning of the year	(85)	(600)	11	(674)
current year change	(12)	(111)	5	(118)

Balance at the end of the year	(97)	(711)	16	(792)

(*)	The accumulated CTA on unrealized gain has been included under the column “foreign currency translation adjustments” and represents a decrease of €17 million in the current period change of CTA in the year 2002.

ad ii) Earnings per share under U.S. GAAP

Employee offering

Under French GAAP, the Employee Offering (Note 16) is treated as a capital increase and the average number of shares is computed after having considered the shares issued to employees.

Earnings per share according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Year ended December 31,
	2002	2003	2004

	(€ in millions)

Net income	351	(46)	(567)
Preferred dividend BASAs (a)	-	-	(23)
Income available to common stockholders	351	(46)	(590)
Average number of shares basic U.S. GAAP	279,590,805	276,796,602	273,646,869
Earnings per share according to U.S. GAAP
Basic	1.26	(0.17)	(2.16)
Diluted	1.21	(0.17)	(2.16)

(a)	Related to BASA plan, offered to non-employees / non-directors as described in note 31(e), the difference between the subscribed price of €1 and the fair value of the option which gave right to purchase one Thomson share at €16 has been considered a preferred dividend.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Reconciliation of average number of shares from French to U.S. GAAP:

	December 31,
	2002	2003	2004

Average number of shares used for French GAAP
calculations as restated for October 1999 and
June 16, 2000 stock splits.	277,240,438	276,796,602	273,646,869

Treasury shares loaned	2,350,367	-	-
Redeemable bonds	-	-	-

Average number of shares used for U.S. GAAP
calculation (basic)	279, 590,805	276,796,602	273,646,869

The U.S. GAAP accounting treatment in connection with the treasury shares lent to third parties does not differ from French GAAP. The shares lent are directly credited to equity. Thomson transferred the control over the shares to the third party. Accordingly, for earnings per share purposes, these shares are treated as outstanding in 2002. Starting 2003, no further loan on treasury shares was granted by the Group.

“ORA” bonds issued on March 16, 2001 were redeemed in 15.5 million Thomson shares on March 16, 2002.

Reconciliation from basic earnings per share to diluted earnings per share:

	Income	Shares	Per share
	numerator	Denominator	Euro

	(€ in millions)
2004
Earnings per share according to U.S. GAAP (basic)	(590)	273,646,869	(2.16)
Earnings per share according to U.S. GAAP (diluted)	(590)	273,646,869	(2.16)

As of year-end 2004, in addition to the OCEANEs 2000 & 2002 (Note 20) and promissory note to Carlton ( Note 22), Thomson issued additional dilutive instruments convertibles bonds (Note 20), TCL call option ( Note 16 & 31(y)) , TTE retention shares (Note 31 (e), Basa'sThomson (Note 16 & 31 (e)), written put option (Note 16) and Thomson 2004 stock option plans (Note 16 & 31 (e)).These instruments were not included in the computation of diluted earning per share because they would have been antidilutive.

	Income	Shares	Per share
	numerator	Denominator	Euro

	(€ in millions)
2003
Earnings per share according to U.S. GAAP (basic)	(46)	276,796,602	(0.17)
Earnings per share according to U.S. GAAP (diluted)	(46)	276,796,602	(0.17)

As of year-end 2003, none potential shares (OCEANEs 2000 & 2002 (Note 20) and promissory notes issued to Carlton) have a dilutive effect on the earnings per share.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	Income	Shares	Per share
	numerator	Denominator	Euro

	(€ in millions)
2002
Earnings per share according to U.S. GAAP (basic)	351	279,590,805	1.26
Dilutive effect of convertible bonds (OCEANE 2002)	3	11,973,618	(0.04)
Dilutive effect of promissory notes issued to Carlton	2	4,000,000	(0.01)
Earnings per share according to U.S. GAAP (diluted)	356	295,564,423	1.21

As of year-end 2002, the OCEANEs 2000 (Note 20) are antidilutive on the earnings per share.

Subsequent event:

During the first half of 2005, the Group has acquired companies and has given Thomson shares as consideration. In addition, the Group gave stock options to some key employees.

Accordingly, Thomson has delivered a total of 2,351,647 shares and has delivered an additional total of 2,901,328 Thomson’s shares by instalement during 2006, 2007 and 2008. An earn-out may also require the Group to deliver 87,075 additional shares. In case Thomson share drops from the closing date until the delivery/availability for sale of shares by the seller, Thomson will deliver additional shares as compensation so that the seller is guaranteed to get the originally determined price.

In addition, Thomson granted 3,861,756 stock options that may be exercised in different period from 2006 through 2008 at an exercise price which range from €20.33 (for 2,101,576 options) to €20.72 (for 1,760,000 options).

ad iii) Combined information concerning pro rata consolidated entities

In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the pro rata consolidation method, summarized financial information of the Company’s assets, liabilities, revenues, expenses and cash flows related to investments accounted for using the pro rata consolidation method has been prepared as of December 31, 2004, 2003 and 2002.

The following table presents the entities consolidated under pro rata which summarized financial information is disclosed.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	2002	2003	2004

Thomson CITIC Digital Technology			•
Nagra Thomson Licensing			•
La luna Titra			•
KeyMRO S.A.S. (*)		•	•
Thomson Broadcast and Media Solutions Nordic A/S		•	•
ScreenVision Europe entities sub-group (note 30)	•	•	•
Screnvision acquisition 10, Inc.			•
Screnvision acquisition 20, LLC.			•
Technicolor Screen services, Inc.	•	•	•
Thomson Zhaowei Multimedia Co Ltd (**)	•	•	•
Cinema Billboard Network, LLC	•	•	•
ScreenVision Cinema Network, LLC	•	•	•
Screenvision Direct, Inc. (ex - Val Morgan Cinema Adv. Inc.)	•	•	•
Technicolor Cinema Billboard, Inc.	•	•	•
Technicolor Screen Advertising, Inc.	•	•	•
Technicolor Digital Cinema LLC	•
Technicolor Cinema Advertising LLC	•	•	•
3DCD LLC	•	•	•
Easyplug SAS	•
Easyplug Inc.	•

(*)	KeyMRO has been sold as of December 31, 2004 (see note 2).
(**)	Zhaowei has been disinvested on July 31, 2004.
	December 31,
	2002	2003	2003

	(€ in millions)

Balance sheet
Non current assets	104	79	66
Current assets	77	67	83
Non current liabilities	21	25	23
Current liabilities	42	26	25

Income statements
Net sales	56	84	85
Cost of sales	(42)	(52)	(53)
Gain (loss) from operation	(17)	3	7
Net gain (loss)	(30)	(10)	1

Cash flow statements
Cash flow from operating activities	(25)	(5)	4
Cash flow from investing activities	(12)	(4)	(4)
Cash flow from financing activities	(6)	2	-

ad iv) Goodwill information

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are no longer amortized and are assessed for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their estimated useful life.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The impairment test for goodwill involves a two-step process. Step one consists of a comparison of a “reporting unit’s” fair value to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below, if certain conditions are met. The fair value for goodwill is determined based on discounted cash flows, market multiple or appraised values, as appropriate. If the carrying value is greater than its fair value, goodwill is impaired.

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). Thomson performed its annual impairment test as of June 30, 2002, 2003 and 2004.

For the year ended December 31, 2004, under U.S. GAAP, Thomson recorded impairment charges amounting to €27 million.

Thomson did not recognize any goodwill impairment charge for the years ended December 31, 2003 and 2002.

The goodwill impairment charge is reported under the operating income under U.S. GAAP.

Impairment of Indefinite-lived Intangible Assets

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of these intangible assets to their fair value. Any excess of the carrying amount over an assets fair value is recorded as an impairment charge. Thomson completed the impairment test for these assets as of June 30, 2004 and determined that the fair value of these assets was in excess of the relative carrying amounts. Accordingly, no impairment charges were recorded for the year ended December 31, 2004 related to indefinite lived intangibles assets. No impairment charges were recognized for the years ended December 31, 2003 and 2002, as well.

Intangible assets acquired subject to amortization mainly consist of:

  Acquisitions in 2004 amounting to €193 million and primarily consisting of customer relationships of the HNS business (€175 million) and NOKIA (€3 million) as well as certain other technology rights for an amount of €15 million. The weighted average amortization period is 8 years
  Acquisitions in 2003 amounting to €116 million and primarily consisting of customer relationships of Dupliteck (€32 million) and Vidfillm (€35 million) as well as certain other Technology rights for an amount of €34 million. The weighted average amortization period is 15 years
  Acquisitions in 2002 amounting to €206 million and primarily consisting of customer relationships of Panasonic Disc Services Corporation (€85 million), supplier relationships of ScreenVision Europe (€22 million), certain rights on intellectual property acquired (€89 million) as well as acquired developed technology (€10 million). The weighted average amortization period is 13 years.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	2002		2003		2004
	Gross	Accumulated	Gross	Accumulated	Gross	Accumulated
	book	amortization	book	amortization	book	amortization
	value		value		value

Customer and supplier relationship	393	(32)	397	(58)	548	(83)
Intellectual property rights	117	(27)	149	(37)	162	(45)
Other intangibles (mainly software)	195	(126)	141	(111)	139	(121)
Total definite life intangible assets	705	(185)	687	(206)	849	(249)

The aggregate amortization expense for intangible assets for the year ended December 31, 2004, 2003 and 2002 was €63 million, €66 million and €74 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for 2005 would be €73 million and €73 million for 2006 and each of the three following years.

No indefinite-lived intangible assets were acquired during the year ended December 31, 2004. Indefinite-lived intangible assets acquired during the year ended December 31, 2003 amounted to €24 million and primarily related to the Recoton acquisition. Indefinite-lived intangible assets acquired during the year ended December 31, 2002 amounted to €43 million and primarily related to the acquisition of Grass Valley Group.

The carrying amount of indefinite-lived intangible assets reached €289 million, €296 million and €321 million as of December 31, 2004, 2003 and 2002, respectively and was primarily related to Technicolor trademark, which is denominated in U.S. Dollars. As a consequence, changes in the carrying amount result from the impact of the conversion in euros of USD denominated intangible assets during 2004, 2003 and 2002.

The research and development assets acquired and written off in the year ended December 31, 2004, 2003 and 2002 amounted to €2 million, €2 million and €5 million, respectively (note 31 h).

Under U.S. GAAP, the aggregate amount of goodwill as of December 31, 2004, 2003 and 2002 amounted to €1, 268 million, €1,198 million and €1,360 million, respectively, and is broken down as follows by reportable segment.

The roll forward goodwill by segment under U.S. GAAP is as follows:

	December 31,	December 31,	Change in	Impairment	CTA	December 31,
	2002**	2003**	goodwill*	or disposal**		2004**

	(€ in millions)
Content & Network	1,348	1,171	123	-	(57)	1,237
Consumer Products	10	25	5	(7)	-	23
Displays & Components	2	2	6	-	-	8

Total	1,360	1,198	134	(7)	(57)	1,268

(*)	Changes in goodwill are either due to recent acquisition or to final purchase price allocation
(**)	Goodwill on equity accounting investments and proportionally consolidated investments is not presented above.

ad v) Recently issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the fourth quarter of fiscal 2005, beginning August 1, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on The Company’s consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004 and is required to be adopted by the Company beginning on January 1, 2005.

The Company is currently assessing the effect that the adoption of EITF 02-14 will have on its consolidated results of operations and financial condition, but does not expect EITF 02-14 to have a material impact.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs--An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify that abnormal amounts of idle facility expense, excessive spoilage, freight, and handling costs are to be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2005.

The Company is currently assessing the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition, but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 amended APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company beginning on January 1, 2005. The provisions of SFAS 153 are required to be applied prospectively.

The Company is currently assessing the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition, but does not expect SFAS 153 to have a material impact.

ad vi) Cah flow presentation

The following table presents the reconciliation from net income to cash provided by operating activities in accordance with SFAS 95 “Statement of Cash-Flows” for the years ended 2004, 2003 and 2002.

	December 31,
	2002	2003	2004

	(€ in millions)

Net income (loss)	373	26	(636)
Minority interests	(13)	8	1

Adjustments to reconcile net income (loss) before minority
interests to net cash provided by (used in) Operating activities:
Equity result of unconsolidated subsidiaries
(net of dividends received)	-	6	3
Depreciation of property, plant and equipment	358	302	278
Amortization of intangible assets	116	115	170
Amortization of customer contracts	66	136	144
Allowances for losses on fixed assets, investments and provision
for retirement indemnities	117	13	15
Deferred taxes	(22)	(28)	4
Net gain on disposal of fixed assets	(79)	(50)	(208)
Changes in restructuring and other reserves items	(54)	82	536

Net change in net working capital:
Decrease (increase) in inventories	155	120	(64)
Decrease (increase) in trade and other receivables	401	262	65
Increase (decrease) in trade accounts and notes payable and
accrued expenses	(139)	258	(31)
Change in other current assets and current liabilities	(175)	(67)	124

Change in working capital	242	573	94

Net cash provided by operating activities	1,104	1,183	401

Interest paid	(22)	(40)	(29)
Income taxes paid	(205)	(60)	(123)

ad vii) Impairment of long-lived assets

On October 21, 2004, the Group announced its decision to exit the Tube business, (see note 18). As a result of this decision, the Group has reassessed the value of fixed assets of the Tube business. In order to properly assess the related fair values, the Group has separated the operations into two main categories: (i) Assets that are to be held and used and (ii) Assets for which the Group has the intention to dispose them off and that meet definition of asset held for sale.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Estimates made by the Group’s management that relate to the two above categories are further discussed here below:
Assets to be held and used: as of year ended December 31, 2004, the Group has determined that certain assets of its Tube business should remain held and used because the Group has no intention to dispose of them or because all criteria set forth by FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, were not met as of December 31, 2004. As a result, and based on a group of assets by group of assets fair value analysis that has been performed using various valuation techniques, the Group has written down long-lived assets of this category by €431 million for the year ended December 31, 2004.
As of December 31, 2004, the carrying value of such long lived asset amounts to €218 millions.

Assets held for sale: As of December 31, 2004, the group has determined that its assets relating to its Tube business currently held for sale should be carried at selling price less cost to sell. As a result the Group has recognized an impairment charge of €99 million related to this category of assets; after recording the €99 million impairment charge, its carrying value was reduced to nil.

ad viii) Discontinued operation

In 2004, Thomson disposed of certain affiliates or business components, which met FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” criteria for reporting as discontinued operations, as summarized below.

Anagni and Circleville

Thomson announced on October 21, 2004 the decision to change its strategy in the Display business, which is included in the Components Segment, either by sale, by incorporation of a joint venture or by abandonment. Following this announcement, as of December 31, 2004, the Anagni and Circleville plants have been classified as discontinued operations.

Anagni

As of December 31, 2004, Anagni plant assets and related liabilities met the criteria of assets held for sale as set forth by FAS 144. The sale of the entity occurred on of February 28, 2005. Under US GAAP, as of December 31, 2004, the assets held for sale totalling €101 million and the related liabilities of €178 million should be presented separately in the consolidated balance sheet. The assets are net of an impairment loss of €99 million. The assets held for sale mainly included a €65 million of inventories, net, €23 million in accounts receivable of and €7 million in other current assets and the liabilities held for sale mainly included €25 million of postretirement benefits reserve, €27 million of account payable and €111 million of inter-group liabilities.

Revenues under U.S. GAAP of the related group of assets amounted to €11 million, €26 million and €32 million for the years ended December 31, 2004, 2003 and 2002, respectively (after elimination of inter-company transactions). Net income under U.S. GAAP of the activity amounts to €(163) million, €(47) million and €6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Pursuant to the provisions of FAS 144, the effect of the discontinuation of this group of asset is presented separately and included in income from discontinuing operations.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Circleville

As of December 31, 2004, the Circleville plant was abandoned and represented as discontinued operation. Revenues under U.S. GAAP of the activity amounted to €0 million, €0 million and €2 million for the years ended December 31, 2004, 2003 and 2002, respectively (after elimination of inter-company transactions). Net income under U.S. GAAP of the activity amounted to €(104) million, €(26) million and €32 million for the years ended December 31, 2004, 2003 and 2002, respectively. Pursuant to provisions of FAS 144, the effect of the discontinuation of this group of asset is presented separately and included in income from discontinuing operations.

TAK

In 2002, Thomson decided to discontinue its activity of interactive home entertainment service to customers in the last quarter 2002 through the signature of agreements with an internet service provider to which such activity has been transferred. Such activity was run through its subsidiary TAK, which is part of the New Media Services segment.

Costs associated with these agreements, employee termination and exit costs as well as other operational cost amount to €0 million, €0 million and €(13) million for the years ended December 31, 2004, 2003 and 2002, respectively. Assets as of December 31, 2002 included a €4 million tax receivable from the French state. According to the provisions of SFAS 144, the effect of the discontinuation of this group of asset is presented separately and included in income from discontinuing operations.

SINGINGFISH

In 2002, Thomson disposed of its Singingfish’s assets and liabilities.

Net income under U.S. GAAP of the activity, including the result of the disposal of its assets and liabilities reported by the entity amounted to €0 million, €(3) million and €(14) million for the years ended December 31, 2004, 2003 and 2002, respectively. According to the provisions of SFAS 144, the effect of the discontinuation of this group of asset is presented separately and included in income from discontinuing operations.

	December 31,
	2002	2003	2004

	(€ in millions)
Income from continuing operation
before income taxes	407	98	(177)
Income taxes	(68)	(67)	(123)

Income from continuing operations	339	31	(300)

Discontinued operations
Gain (loss) on discontinued operations	10	(81)	(284)
Income tax benefit	2	4	17

Gain (loss) on discontinued operations	12	(77)	(267)

Net income	351	(46)	(567)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

ae) Schedule II

SCHEDULE II
 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Opening	Charged to	Reversal of	Usage	Other	Closing
	balance	costs and	provisions		movements*	balance
		expenses

	(€ in millions)

Valuation and qualifying accounts deducted from the related accounts:

2004
Trade accounts and notes
receivable	48	-	(10)	-	4	42
Other investments	86	4	(4)	(3)	(3)	80

2003
Trade accounts and notes
receivable	67	-	(11)	-	(8)	48
Other investments	190	2	(19)	-	(87)	86

2002
Trade accounts and notes
receivable	79	24	(24)	-	(12)	67
Other investments	179	82	-	(49)	(22)	190

Liabilities - Other reserves:

2004
Losses on subsidiaries	59	-	(1)	(2)	(13)	43
Others	68	65	(28)	(32)	10	83

2003
Losses on subsidiaries	51	4	-	-	4	59
Others	73	28	(17)	(40)	24	68

2002
Losses on subsidiaries	52	8	(1)	(3)	(5)	51
Others	81	44	(21)	(42)	11	73

(*)	Includes changes in scope of consolidation and currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

32. U.S. GAAP RECONCILIATION

(a) Net income

		Year Ended December 31,
		2002	2003	2004

		(€ in millions)
Net income as reported in the Consolidated
	Statements of operations	373	26	(636)
a)	Investment securities	(1)	(4)	-
b)	Restructuring (and cancellation of impairment reversal)	1	(47)	(21)
c)	Pensions and termination benefits	(13)	(13)	5
d)	Postretirement transition obligation	(2)	(17)	(18)
e)	Stock based compensation	-	-	(5)
f i)	Forward exchange contracts	7	(5)	10
f ii)	Derivatives and hedging activities	(47)	(5)	-
h)	Capitalized development costs	-	(2)	(3)
i)	Capitalized interest	(1)	-	-
j)	Provision for year 2000 and Euro	(1)	-	-
k)	Subsidiaries controlled but not consolidated	2	(2)	(2)
l)	Philips Professional Broadcast 33% minority interests	(3)	-	-
m)	Compensation (expense) gain related to employee offerings /
	Bonus shares	(1)	(3)	(1)
n)	Sale-leaseback accounting	5	5	5
p)	Recording of Singingfish acquisition	(4)	6	-
q)	Purchase price allocation and Amortization of recognized
	intangible assets	(26)	(34)	(27)
r)	BTS purchase price allocation	-	-	-
s)	Goodwill amortization and impairment SFAS 142	74	74	96
t)	Revenue recognition	3	(12)	21
v)	Retention bonuses	(6)	(1)	-
w)	FIN 45 – recognition of guarantee given	-	(4)	4
x)	Transactions costs	-	(9)	7
y)	Sale of written Call	-	-	(4)
z)	Discount of long term assets & liabilities	-	-	1
aa)	Reversal of deferred tax valuation allowance and tax effects
	of the above adjustments	(10)	1	1

Minority Interests		(1)	-	-

Net income according to U.S. GAAP		351	(46)	(567)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Shareholders’ equity
		Year Ended December 31,
		2002	2003	2004

		(€ in millions)
Shareholders’ equity as reported in the Consolidated
	balance sheet	3,947	3,583	2,670
a)	Investment securities	(1)	6	11
b)	Restructuring	5	(44)	(66)
c)	Pensions and termination benefits	(99)	(101)	(107)
d)	Postretirement transition obligation	59	32	14
f i)	Forward exchange contracts	5	(1)	9
f ii)	Derivatives and hedging activities	-	(5)	(5)
g)	Asset reevaluations	(4)	(4)	(4)
h)	Capitalized development costs	-	(2)	(5)
i)	Capitalized interest	1	1	-
k)	Subsidiaries controlled but not consolidated	2	-	(2)
l)	Philips Professional Broadcast 33.33% minority interests	(2)	(2)	(2)
m)	Employee offering / bonus shares	-	-	-
n)	Sale-leaseback accounting	(19)	(13)	(8)
p)	Recording of Singingfish acquisition	(4)	-	-
q)	Purchase price allocation and Amortization of recognized
	intangible assets	(44)	(67)	(86)
r)	BTS purchase price allocation	1	1	1
s)	Goodwill amortization and impairment SFAS 142	70	130	212
t)	Revenue recognition	(15)	(26)	(6)
u)	Easyplug gain on assets contribution	(3)	(3)	(3)
v)	Retention Bonus	(6)	(7)	(7)
w)	FIN 45 – recognition of guarantee given	-	(4)	-
x)	Transactions costs	-	(9)	(2)
y)	Sale of written Call	-	-	(8)
z)	Discount of long term assets & liabilities	-	-	1
aa)	Reversal of deferred tax valuation allowance and tax effects
	of the above adjustments	(33)	(32)	(31)

Minority Interests		1	-	(1)

Shareholders’ equity according to U.S. GAAP		3,859	3,433	2,577

The accompanying notes are an integral part of the consolidated financial statements.