Form 20-F/A
THOMSON
filed 2005-12-22
CIK 1080259

As filed with the Securities and Exchange Commission on December 22, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Item 17 [   ] Item 18 [X]

EXPLANATORY NOTE

This Amendment on Form 20-F/A (“Amendment”) to Thomson’s Annual Report on Form 20-F for the year ended December 31, 2004, which was originally filed with the U.S. Securities and Exchange Commission on June 3, 2005 (the “Original Filing”), amends certain information included in the reconciliation of Thomson’s consolidated net income and shareholders’ equity under generally accepted accounting principles in France (“French GAAP”) to generally accepted accounting principles in the United States (“U.S. GAAP”) included in Notes 31 and 32 to our consolidated financial statements pursuant to Item 18 of the Original Filing, as discussed below.

The Amendment does not affect our primary financial statements prepared in accordance with French GAAP included in the Original Filing. It also does not affect Thomson’s consolidated net sales, earnings before interest, goodwill amortization and tax, or our cash and cash equivalents balance and our net cash flows in cash and cash equivalents under either French GAAP or U.S. GAAP, as included in the Original Filing.

During the process of preparation of our consolidated financial statements under IFRS for the year ending December 31, 2005, we reviewed the first application for fiscal year 2004 of the Financial Accounting Standards Board published and revised Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”). Under French GAAP and as we previously reported under U.S. GAAP, the consolidation of certain Special Purpose Entities (“SPEs”) was recorded as of January 1, 2004 retroactively through shareholders’ equity. Under FIN 46R transition provisions, however, the consolidation of these SPEs should rather have been recorded as a cumulative change in accounting principle in the 2004 consolidated statement of operations, which we have reflected in this Amendment. This restatement has no impact on consolidated shareholders’ equity under U.S. GAAP.

In September 2005, the International Accounting Standards Board (“IASB”) published a decision paper updating its interpretation of the treatment of foreign currency-denominated convertible bonds. This decision clarified that the treatment under IFRS converges with the analogous treatment under U.S. GAAP. This interpretation by the IASB was different from the interpretation of U.S. GAAP we applied in our U.S. GAAP reconciliation note for 2004. We have therefore reconsidered the application of Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), to our dollar-denominated convertible bonds issued on September 16, 2004, and have accordingly revised our interpretation and U.S. GAAP reconciliation note.

As a result, we restate hereby our previously issued U.S. GAAP financial information for the year ended December 31, 2004 to reflect (1) an additional charge for the first-time consolidation of two SPEs of €43 million pursuant to FIN 46R, representing the cumulative effect of the change in accounting principle that would have been shown in the consolidated income statement between “extraordinary items” and “net income” and (2) an additional non-cash financial expense of €85 million for derivative instruments embedded in our dollar-denominated convertible bonds issued on September 16, 2004 pursuant to FAS 133. Our consolidated net income under U.S. GAAP for the year ended December 31, 2004 has been restated accordingly to a net loss of €695 million from the previously published net loss of €567 million. Our consolidated shareholders’ equity under U.S. GAAP at December 31, 2004 has been restated to €2,492 million from the previously published amount of €2,577 million. Amended Item 18 included herein amends Notes 31 and 32 to our consolidated financial statements included in the Original Filing to reflect the foregoing.

To reflect the restatement described above, this Amendment also amends the Selected Financial Data in Item 3.A (“Key Information”) and the description of the summary of principal differences between French GAAP and U.S. GAAP and the narrative disclosure included in “Results of Operations for 2004 and 2003—Net Income under U.S. GAAP” under Item 5 (“Operating and Financial Review and

Thomson Group

Prospects”), each of which is amended by replacing Item 3.A and Item 5 in their entirety. In addition, this Amendment amends the exhibit list under Item 19 (“Exhibits”) to reflect new certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, no changes have been made to these or any other Items of the Original Filing. This Amendment and the Original Filing continue to speak as of June 3, 2005, the date on which the Original Filing was made and, except as described above, this Amendment does not, and does not purport to, amend, update or restate the information in any other Item of the Original Filing, or reflect any events that have occurred after the date on which the Original Filing was made.

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

Thomson Group

	2000	2001	2002	2003	2004	2004

	€	€	€	€	€	(U.S.$)
	(in millions except share and per-share data)
Income Statement Data (amounts
in accordance with French GAAP):
Net sales	8,995	10,391	10,187	8,459	7,994	10,047
Content and Networks	1,581	3,460(1)	3,924	3,714	4,073	5,119
Components	1,686	1,642	1,560	1,072	1,167	1,467
Consumer Products	5,339	4,884	4,264	3,198	2,325	2,922
Licensing	378	395	429	462	404	508
Corporate(2)	11	10	10	13	25	31

Cost of sales	(6,915)	(8,116)	(7,761)	(6,536)	(6,284)	(7,898)
Gross margin	2,080	2,275	2,426	1,923	1,710	2,149
Selling, general and administrative
expense	(1,183)	(1,271)	(1,334)	(1,120)	(999)	(1,256)
Research and development expense	(351)	(368)	(374)	(295)	(277)	(348)
Operating income	546	636	718	508	434	545
Content and Networks	271	458	420	436	407	511
Components	262	111	84	(101)	(105)	(132)
Consumer Products	(179)	(160)	(52)	(124)	(64)	(80)
Licensing	319	338	387	411	325	408
Corporate(2)	(127)	(111)	(121)	(114)	(129)	(162)

Interest income (expense), net	(10)	(29)	9	(9)	(24)	(30)
Other financial expense, net(3)	(67)	(160)	(137)	(70)	(55)	(69)
Other income (expense), net(4)	(81)	8	(96)	(249)	(769)	(966)
Income tax	1	(139)	(56)	(63)	(88)	(111)
Net income before minority interests	376	264	360	34	(635)	(798)
Minority interests	18	22	13	(8)	(1)	(1)
Net income	394	286	373	26	(636)	(799)

Basic net income per share(5)	1.56	1.04	1.35	0.09	(2.32)	(2.92)
Diluted net income per share(5)	1.56	1.04	1.29	0.09	(2.32)	(2.92)
Weighted average number of shares
basic outstanding	252,039,992	274,181,607	277,240,438	276,796,602	273,646,869	273,646,869
Dividend paid(6)	N/A	N/A	N/A	(62)	(71)	(89)

Approximate amounts
in accordance with U.S. GAAP(7)
Operating income	284	204	465	32	(180)	(226)
Net income (loss)	136	191	351	(46)	(695)	(873)
Basic income (loss) per share(5)	0.54	0.72	1.26	(0.17)	(2.62)	(3.29)
Diluted income (loss) per share(5)	0.54	0.69	1.21	(0.17)	(2.62)	(3.29)

(1)	Increase reflects primarily the acquisition in 2001 of Technicolor and certain other companies in the Content and Networks division.
(2)	“Corporate” amounts consist principally of research carried out centrally by us and other corporate costs not allocated to our operating segments.
(3)	Other financial expense, net, includes principally valuation allowances on investments carried at the lower of cost or market value, interest on pension plans and on other non-financial payables. For further details, please refer to Note 5 to our consolidated financial statements.
(4)	Other income (expense), net, is discussed further under Item 5: “Operating and Financial Review and Prospects” and in Note 6 to our consolidated financial statements. In 2004, includes non-cash impairment charge of €530 million related to the Group’s decision to actively seek a partnership in the display (tubes) business and corresponding reassessment of the carrying value of the fixed asset of this business. For more information on our restructuring expenses, see Note 18 to our consolidated financial statements.
(5)	Net income (loss) per share for each year shown equals net income (loss) for that year divided by average number of shares outstanding for such year. As the number of shares outstanding has varied from year over year since 2000, the net income (loss) per share figure is not comparable on a year-to-year basis. The average number of shares from 2001 includes 15.5 million shares underlying the redeemable bonds subscribed by Carlton Communications Plc., which were redeemed for 15.5 million of our shares on March 16, 2002. See Note 31 ad ii) to our consolidated financial statements.
(6)	A dividend of €0.285 per share was proposed by the Board of Directors on March 1, 2005 for the year ended December 31, 2004 and was approved at the shareholders’ meeting on May 10, 2005.
(7)	Please refer to Item 5: “Operating and Financial Review and Prospects—Overview—Principal Differences between French GAAP and U.S. GAAP” and Notes 31 and 32 to our consolidated financial statements for further details.

	2000	2001	2002	2003	2004	2004

	€	€	€	€	€	(U.S.$)
			(in millions)
Balance Sheet Data (amounts in
accordance with French GAAP):
Intangible assets, net(1)	196	1,696	2,183	1,935	2,206	2,772
Property, plant and equipment, net	1,122	1,536	1,622	1,474	1,054(2)	1,325
Total investments and other
non-current assets	314	417	218	185	280	352
Total fixed assets	1,632	3,649	4,023	3,594	3,540	4,449
Inventories	1,477	1,120	962	744	569	715
Other current assets	2,420	3,489	3,266	2,559	2,510	3,155
Cash and cash equivalents(3)	1,772	1,532	1,463	2,383	1,906	2,395
Total assets	7,301	9,790	9,714	9,280	8,525	10,714
Reserves for retirement benefits	633	709	705	653	589	740
Restructuring reserves	179	183	127	118	104	131
Other reserves	277	246	216	206	176	221
Financial debt (short-term
and long-term)(3)(4)	1,143	1,131	1,694	2,128	2,501	3,143
Total current liabilities(5)	2,155	3,492	2,987	2,583	2,465	3,098
Minority interests	54	71	38	9	20	25
Shareholders’ equity(6)	2,860	3,958	3,947	3,583	2,670	3,356
Total liabilities, shareholders’ equity
and minority interests	7,301	9,790	9,714	9,280	8,525	10,714
Approximate amounts in accordance
with U.S. GAAP
Shareholders’ equity	3,411	3,399	3,859	3,433	2,492	3,132

(1)	Since 2001, reflects the Technicolor acquisition and the professional broadcast business acquired from Philips by successive parts. Please refer to Note 8 to our consolidated financial statements for more details on intangibles assets.
(2)	On August 1, 2004, Thomson transferred €128 million of fixed assets to TTE pursuant to the Combination Agreement. As of December 31, 2004, 2003 and 2002, the accumulated depreciation includes €595 million, €56 million and €38 million, respectively, of write-downs that have been recognized in the context of the related restructuring plans.
(3)	In October 2000, we received net proceeds of €844 million from a global equity offering. In addition, we issued 11,175,385 convertible/exchangeable bonds (2000 OCEANE) due 2006 for an aggregate amount of €812 million. In March 2002, we issued 14,814,815 convertible/exchangeable bonds (2002 OCEANE) due 2008 for an aggregate amount of €600 million. In 2003, we received proceeds of €369 million ($406 million and GBP 34 million) from private placements of senior notes. On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake Partners LLC, with a nominal value of U.S.$ 21,660 each, for an aggregate amount of U.S.$ 499,999,440. The bonds bear interest at 3% per annum in arrears on January 1 and June 30 of each year, except the first interest payment which was due and paid December 31, 2004.
(4)	As of December 31, 2003 and 2004, accrued interest of €61 million and €60 million, respectively, has been classified as part of the financial debt caption. Please refer to Note 20 to our consolidated financial statements for further information on our financial debt.
(5)	Includes in 2001 U.S.$600 million of promissory notes due to Carlton for the acquisition of Technicolor (€681 million at the December 31, 2001 closing rate), excluding accrued interest. At December 31, 2004, the amount of promissory notes due to Carlton is U.S.$103 million (€75 million at December 31, 2003), excluding accrued interest. For more information, please refer to Note 22 to our consolidated financial statements.
(6)	The decrease of €913 million in shareholders’ equity is primarily attributable to the €636 million loss in net income recorded in 2004.

Thomson Group

	2000	2001	2002	2003	2004	2004

	€	€	€	€	€	(U.S.$)
		(in millions)
Cash Flow Data (amounts in
accordance with French GAAP):
Net cash provided by operating activities	410	1,005	1,104	1,183	401(1)	504
Net cash used in investing activities	(398)	(1,173)	(1,716)	(792)	(902)	(1,134)
Net cash provided by (used in)
financing activities	1,413	(34)	540	511	5	6
Net increase (decrease)
in cash and cash equivalents	1,370	(240)	(69)	920	(477)	(599)

(1)	The decrease from 2003 is primarily due to the negative cash impact of €30 million from an increase in working capital in 2004, compared to the reduction in working capital of €640 million in 2003.

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

Thomson Group

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

Effect of exchange rate fluctuations

We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €399 million on our net sales as expressed in euro in 2004, compared to a negative impact of €1,062 million in 2003 and €445 million in 2002. We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a negative impact of €5 million in 2004 (€44 million in 2003) on our operating income as expressed in euro in 2004, or 1.2% of the Group 2004 operating income, in spite of a 7% decrease in the euro/dollar exchange rate during 2004.

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

Thomson Group

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

Thomson Group

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

For the year ended December 31, 2004, the Group recognized depreciation expense amounting to €278 million related to tangible fixed assets and amortization expense of €170 million for intangible assets with finite useful lives. As of December 31, 2004 the net book value of PPE, intangible assets with finite useful lives and intangible assets with indefinite useful lives amounted to €1,054 million, € 1,555 million and €651 million, respectively.

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

Where the Group had a signed firm offer from a third party prior to the Board of Directors approval of the consolidated financial statements to acquire the assets, the Group used such agreement to value these long lived assets. For other long lived assets of the Displays activity the Group determines their value using either indicators of external value known to the Group or net value of discounted operational cash flows when the Group does not possess external indicators.

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

Thomson Group

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

Thomson estimates that on a consolidated basis the financial impact on the accumulated deferred tax assets valuation allowance at December 31, 2004, if future taxable income were increased by 10 percentage points, would have resulted in a decrease of the related accumulated valuation allowance by €26 million, increasing the net result of the Group by the same amount. In the case future taxable income were decreased by 10 percentage points, the Group would have recognized an additional related valuation allowance amounted to €26 million, resulting in an additional net loss of € 26 million.

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

(€ in million)	1pt increase in discount rate	1pt decrease in discount rate

Effect on the PBO	(87)	103
Effect on the income statement	-	-

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

Thomson completed the impairment test for these assets as of June 30, 2004, which resulted in a € 5 million impairment charge recognized in the Content & Network segment.

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

As of December 31, 2004, the net book value of indefinite-lived intangible assets amounted to € 651 million.

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

Thomson Group

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

Standards and interpretations applied for the IFRS consolidated financial statements

The preparation of the 2004 financial information described below in “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelvemonth period ended December 31, 2004” is based on the standards and interpretations published as of December 31, 2004 and endorsed by the European Union, and on the options and interpretations not yet published nor adopted but which are mandatory as of December 31, 2005 or can be elected for an earlier application.

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

Thomson Group

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

Translation of foreign subsidiaries accounts

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity (see below at “—Main IFRS net equity adjustments as of January 1, 2004 and December 31, 2004 and net result adjustments for the twelvemonth period ended December 31, 2004—Description of the main IFRS adjustments—Translation of foreign subsidiaries accounts”). All cumulative translation differences for all foreign operations have been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation differences prior to January 1, 2004.

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

Description of the main IFRS accounting policies applied by the Group

The accounting policies summarized below are those applied as of January 1, 2004 and do not take into account the adjustments related to the application of IFRS 1, as presented above in “— Description of the options in connection with the first time adoption of IFRS”.

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

Thomson Group

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

Thomson Group

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

Thomson Group

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

Thomson Group

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

The differences identified between the 2004 statements under French GAAP and IFRS are presented below, detailing the net opening equity reconciliation and the net result reconciliation for the twelvemonth period ended December 31, 2004.

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

Thomson Group

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

Thomson Group

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

The IFRS impact on the 2004 income statement in relation to employee benefits is a negative effect of €25 million. This impact is mainly due to the following:

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
  Thomson shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004; and

Thomson Group

  Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002.

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

Thomson Group

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

The accounting treatment for bonds redeemable for cash or convertible into shares may differ under French GAAP and U.S. GAAP. Under French GAAP, we account for convertible bonds as financial debt and recognize issuance costs as an asset amortized over the debt term. Under U.S. GAAP, since certain subordinated bonds issued on September 16, 2004, which are denominated in U.S. dollars, are (1) redeemable for U.S dollars and/or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares representing such ordinary shares (the “Bonds”), the embedded conversion option has been bifurcated and accounted separately within long-term liabilities. The conversion option and the debt component have been recognized at fair value at inception. Subsequent changes of the fair value of the embedded derivative have been charged to the statement of operations under U.S. GAAP. The allocation of a portion of the Bonds proceeds to the embedded derivative and issuance costs creates a discount on issuance which is being amortized to earnings over the life of the Bonds under U.S. GAAP.

The treatment for the first time consolidation of Special Purpose Entities (SPEs) may differ under French GAAP and U.S. GAAP. Under French GAAP and pursuant to the application of Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or LSF) new SPEs are consolidated retroactively as of January 1, 2004 with the cumulative impact recorded through shareholders’ equity. Under U.S. GAAP and in accordance with the FASB published revision to FIN 46 (“FIN 46R”), the consolidation impact of these SPEs created before February 1, 2003, has been recognized though the 2004 statement of operations as cumulative effect of change in accounting principle.

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

Thomson Group

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

Thomson Group

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

2. Income Statement Presentation

Thomson has elected to modify its income statement presentation, as permitted by regulation 99-02, to take into account upcoming changes to the presentation format of the income statement to take place over the next two years under IFRS. Thomson also believes that such a change provides more useful information to the users of its financial statements. Prior periods have been restated with the new classification and subtotal captions, however there is no change to previously reported income statement amounts.

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

Thomson Group

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

Thomson Group

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

Operating income under U.S. GAAP

Under French GAAP, operating income was €434 million in 2004, or 5.4% of net sales, a decrease of € 74 million, as compared to operating income of €508 million in 2003. Under U.S. GAAP, we recorded in 2004 operating income of €(180) million compared with operating income of €32 million in 2003.

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
  Components: In 2004, the Components division recorded €690 million restructuring costs, of which € 129 million were recorded in the first half of 2004. The restructuring costs mainly related to:

  - Thomson’s decision to actively seek for partnership in the Displays activity. As a consequence of this decision, the Group has reassessed the carrying value of all Displays’ business fixed assets, which has resulted in the recognition of a non-cash impairment charge of €530 million.
  For recent developments regarding our partnership strategy for the Displays activity, see “Events Subsequent to December 31, 2004—Recent Developments Relating to Our Partnership Strategy for the Displays Activity.”

Thomson Group

- The closure of the tube plant in Marion, Indiana, and our television glass plant in Circleville, Ohio, resulting in €30 million of exit costs and €23 million of write-off of assets for the tube plant and in €36 million of exit costs and €56 million of write-off for the closure of the glass plant. The above-mentioned exit costs are net of employee benefits curtailment gains that are related to these two plant closures, and amount to €24 million. Certain closure costs of the tube plant have been charged to the acquisition costs of Fortune for an amount of €19 million.

- Certain restructuring plans to downsize our workforce in the tube business in Europe, Asia and America for an amount of €11 million.

- The downsizing of our facilities in the storage digital module business for a restructuring charge of €5 million.

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

Thomson Group

Net income under U.S. GAAP

Under U.S. GAAP, we recorded a net loss of €695 million in 2004 compared to a net loss of €46 million in 2003. The difference in net income under U.S. GAAP versus French GAAP in 2004 mainly relates to (i) the reversal of goodwill amortization recorded under French GAAP and (ii) the re-measurement of the embedded derivative of our convertible debt issued in September 2004 as of closing date. For more details see Notes 31 and 32 to our consolidated financial statements.

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

Thomson Group

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

Thomson Group

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
  Consumer Products:

  - New restructuring plans announced in 2003, including the Tune up and CPMax programs, whose objectives are to adapt the cost structure to the market environment for an amount of €13 million, and the reorganization of certain Mexican factories in order to improve their profitability, which led to a restructuring charge of €9 million; and

  - other restructuring charges related to plans initiated in 2002, including a €7 million charge related to the closure of a factory in France, which was announced in 2002 but for which a restructuring charge was unavailable at the end of 2002.

  Holdings: The reorganization of certain research facilities in France for an amount of €9 million and changes to the cost structure at corporate headquarters for €4 million.

For more information on restructuring costs as they relate to our reorganization and restructuring programs, please refer to Note 18 to our consolidated financial statements.

Thomson Group

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

Thomson Group

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

Financial resources

At the end of 2004, we had a net debt position (financial debt plus debt related to the Technicolor acquisition minus cash and cash equivalents) of €679 million (including a synthetic lease for €165 million, consolidated in 2004 which was unwound and paid off in 2005), compared with a net deposit position of €77 million (excluding two off-balance sheet synthetic leases for €321 million) at the end of 2003. On a comparable basis, at year-end 2003, Thomson would have reported a net debt of €244 million including €321 million of lease debt, as lease debt was not consolidated in 2003 but is now consolidated in 2004.

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

Thomson Group

Unconditional Commitments		Amount of commitments expiring per period

	2003	2004	Less than	> 1 and	> 3 and	After 5
	Total	Total	1 year	=< 3 years	=< 5 years	years

			(€in millions)
Financial debt (1)	2,128	2,501	904	827	13	757
Of which: Capital lease obligations (2)	61	51	14	22	15	—
Debt related to Technicolor acquisition (1)	178	84	84	—	—	—

Unconditional Future Payments — not included in our balance sheet

Operating leases (3)	485	425	83	118	79	145
Other (4)	137	68	20	24	23	1
Royalties (5)	2	1	1	—	—	—

Unconditional Purchase Obligations— not included in our balance sheet

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

Thomson Group

PART III

ITEM 18 - FINANCIAL STATEMENTS

The following consolidated financial statements and related notes, together with the report of the Independent Auditors, are filed as part of this Amendment No. 1 to this Annual Report:

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
  Exhibit 14: Consent of Barbier Frinault & Autres (Ernst and Young) and of Mazars & Guérard.
  Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 21, 2005.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this Annual Report on its behalf.

THOMSON S.A.

By:	/s/ Frank E. Dangeard
Name:	Frank E. Dangeard
Title:	Chairman and Chief Executive Officer

Dated: December 22 2005

Thomson Group

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of THOMSON

We have audited the accompanying consolidated balance sheets of THOMSON and subsidiaries ("THOMSON") as of December 31, 2004 (as restated), 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and minority interests, and cash flows for the years then ended. These financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in the Notes 31 and 32, the 2004 consolidated financial statements have been restated.

Paris, France, March 4, 2005 except for the Notes 31 and 32 as to which the date is December 19, 2005.

BARBIER FRINAULT & AUTRES	MAZARS & GUERARD
Ernst & Young	Mazars
Jérôme Guirauden	Thierry de Bailliencourt

   The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Note	2002	2003	2004

			(€ in millions)

Net sales	(3)	10,187	8,459	7,994
Cost of sales		(7,761)	(6,536)	(6,284)

Gross margin		2,426	1,923	1,710

Selling, general and administrative expense		(1,334)	(1,120)	(999)
Research and development expense	(4)	(374)	(295)	(277)

Operating income		718	508	434

Restructuring costs	(18)	(141)	(217)	(742)
Other income (expense), net	(6)	45	(32)	(27)
Equity investments	(9)	-	(7)	(3)

Earnings before interest, goodwill amortization and tax		622	252	(338)

Interest income (expense), net		9	(9)	(24)
Other financial expense, net		(137)	(70)	(55)

Financial expense	(5)	(128)	(79)	(79)

Amortization and impairment charge of goodwill		(78)	(76)	(130)
Income tax	(7)	(56)	(63)	(88)

Net income before minority interests		360	34	(635)

Minority interests		13	(8)	(1)

Net income (loss)		373	26	(636)

		Year ended December 31,
		2002	2003	2004

		(in euro, except number of shares)
Weighted average number of shares
outstanding - basic net of treasury stock (1)		277,240,438	276,796,602	273,646,869

Basic net income (loss) per share		1.35	0.09	(2.32)

Diluted net income (loss) per share (2)		1.29	0.09	(2.32)

(1)	In 2003 and 2004, the decrease is due to the treasury sharestock acquired (note 16).
(2)	See note 16.

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

Thomson Group

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2002	2003	2004

		(€ in millions)
Operating Income	718	508	434
Adjustments to reconcile operating income
to cash provided by operating activities:
Depreciation of property, plant and equipment	358	302	278
Amortization of intangible assets	38	39	40
Amortization of contracts and changes in
reserves reflected in operating income (1)	45	107	118
Decrease (increase) in inventories, net	155	120	(64)
Decrease (increase) in trade and other receivables, net	401	262	65
Increase (decrease) in trade accounts,
notes payable and accrued expenses	(139)	258	(31)
Change in other current assets and current liabilities (2)	(115)	(170)	(10)
Restructuring cash expenses	(175)	(173)	(200)
Others (3)	(182)	(70)	(229)

Net cash provided by operating activities (I)	1,104	1,183	401

Capital expenditures	(608)	(510)	(348)
Proceeds from disposal of fixed assets (4)	16	34	49
Acquisition of investments (note 23) (5)	(1,273)	(565)	(680)
Proceeds from disposals of investments	149	249	77

Net cash used by investing activities (II)	(1,716)	(792)	(902)

Net cash provided (used) by operations (I+II)	(612)	391	(501)

Dividends paid (6)	-	(66)	(74)
Minority interests and share repurchases	-	(55)	(58)
Increase in short-term debt (7)	218	215	272
Repayment of short-term debt	(248)	(31)	(209)
Increase in long-term debt (note 20)	607	456	406
Repayment of long-term debt	(37)	(8)	(332)

Net cash provided (used) by financing activities (III)	540	511	5

Effect of exchange rates and changes
in reporting entities (IV)	3	18	19
Net increase (decrease) in cash and cash
equivalents (I+II+III+IV)	(69)	920	(477)

Cash and cash equivalents at the beginning of year	1,532	1,463	2,383

Cash and cash equivalents at the end of year	1,463	2,383	1,906

(1)	The amortization of contract advances amounts to €144 million, €136 million and €66 million for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, which mainly includes interest, income tax and non-current items, the cash effect of which is presented under “Others”.
(3)	Includes any change in balance sheet items unrelated to operating income, mainly interest, income tax and non-current items, the cash effect of which is presented here.
(4)	Includes for €28 million the cash received in connection with the disposal of the optical components production plant.
(5)	Includes the various impacts linked to the disposal of Thomson’s TV business against a 33% stake in TTE.
(6)	Cash dividends paid to Thomson’s shareholders in 2004 amount to €71 million. Dividends paid to minority interests amount to € 3 million.
(7)	Including the net cash impact of currency swap transactions.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

	Number	Common	Additional	Redeemable	Treasury	Accumulated	Cumulative	Revaluation	Shareholders'	Minority
	of	stock	paid in	bonds	shares	retained	translation	reserves	equity	interests
	shares		capital net			earnings	adjustment
			of costs

(in thousands)						(€ in millions)

Balance at December 31, 2001	265,113	994	1,235	761	(156)	1,074	46	4	3,958	71

Translation adjustment	-	-	-	-	-	-	(385)	-	(385)	(9)
Redeemable bonds(1)	15,500	58	703	(761)	-	-	-	-	-	-
Treasury stock loaned (interest)	-	-	-	-	1	-	-	-	1	-
Change in perimeter	-	-	-	-	-	-	-	-	-	(11)
Net income (loss)	-	-	-	-	-	373	-	-	373	(13)

Balance at December 31, 2002	280,613	1,052	1,938	-	(155)	1,447	(339)	4	3,947	38

Translation adjustment	-	-	-	-	-	-	(273)	-	(273)	(1)
Dividends	-	-	-	-	-	(62)	-	-	(62)	(4)
Treasury stock
(3,000,000 shares)	-	-	-	-	(55)	-	-	-	(55)	-
Change in perimeter	-	-	-	-	-	-	-	-	-	(32)
Net income (loss)	-	-	-	-	-	26	-	-	26	8

Balance at December 31, 2003	280,613	1,052	1,938	-	(210)	1,411	(612)	4	3,583	9

Translation adjustment	-	-	-	-	-	-	(106)	-	(106)	(1)
Dividends	-	-	-	-	-	(71)	-	-	(71)	(3)
Change in perimeter	-	-	-	-	-	-	-	-	-	14
Treasury stock purchased
(4,157,010 shares)	-	-	-	-	(74)	-	-	-	(74)	-
Warrants(3)	-	-	12	-	-	-	-	-	12	-
Treasury stock cancelled
(7,305,476 shares)(4)	(7,305)	(27)	(200)	-	227	-	-	-	-	-
Treasury stock granted to employees
(141,488 shares)	-	-	(2)	-	2	-	-	-	-	-
Stock options granted(5)	-	-	-	-	-	5	-	-	5	-
Change in accounting principles(2)	-	-	-	-	-	(43)	-	-	(43)	-
Net income (loss)	-	-	-	-	-	(636)	-	-	(636)	1

Balance at December 31, 2004	273,308	1,025	1,748	-	(55)	666	(718)	4	2,670	20

(1)	15.5 million of non-interest bearing “ORA” bonds redeemable in 15.5 million Thomson shares, nominal value €3.75 per share, were issued by Thomson and subscribed by Carlton on March 16, 2001 and redeemed in shares on March 16, 2002.
(2)	Impact due to the first consolidation of two special purpose entities (notes 1, 2 and 24).
(3)	On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders that filed certain conditions. As of December 31, 2004, a number of 12,471,859 BASA at €1 each were subscribed. Each BASA give the right to subscribe one Thomson share at €16.
(4)	On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.
(5)	Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement (notes 2 and 16).

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
  On March 23, 2004, Thomson signed a definitive agreement to sell to the Taiwanese company, Foxconn, its optical pick-up manufacturing activity located in China within Thomson OKMCO Shenzen Co. Ltd. Thomson continues its research, product development and selling activities in this business.
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

Unaudited (In millions of euro, unless otherwise stated)	12 months 2003	Impact of acquired and disposed businesses(2)	TV business(3)	12 months 2003 Pro forma	12 months 2004	Impact of acquired and disposed businesses(2)	TV business(3)	12 months 2004 Pro forma

Net sales	8,459	636	(1,707)	7,388	7,994	285	(845)	7,434
Operating income
(loss)	508	64	199	771	434	32	114	580
Financial expense(1)	(79)	(10)	(2)	(91)	(79)	(5)	(1)	(85)
Goodwill
amortization	(76)	(14)	(51)	(141)	(130)	(8)	(33)	(171)
Minority interests	(8)	1	-	(7)	(1)	(1)	-	(2)
Net income (loss)	26	41	146	213	(636)	18	80	(538)
Weighted average
number of shares
outstanding in the
period
(in thousands)	276,797	-	-	276,797	273,647	-	-	273,647
Basic net income
(loss) per common
share (In euro)	0.09	0.15	0.53	0.77	(2.32)	0.07	0.29	(1.96)
Diluted net income
(loss) per common
share (In euro)	0.09	0.15	0.53	0.77	(2.32)	0.07	0.29	(1.96)

(1)	The additional pro forma financial expense represents only the increase of interest expenses measured as if the Group had paid for the related acquisitions at the beginning of the year and thereafter for the years presented.
(2)	The 2003 pro forma information has been computed as if 2003 and 2004 business combinations had occurred as of January 1, 2003. The 2004 proforma information has been computed as if 2004 business combinations had occurred as of January 1, 2004. The following are acquisitions that have been restated for the proforma information:
•	During the twelve months ended December 31, 2004, the material acquisitions comprise the following entities:
- Fortune
- ParkerVision
- Gyration
- Madrid Film
- MPC
- Corinthian
- EADS acquisition
- HNS business
- Command post
- International recording

•	During the twelve months ended December 31, 2003, the material acquisitions comprise the following entities:
- PMA
- Cinecolor Lab Cie
- Recoton business
- Technicolor Digital Cinema (minority interest purchase)

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

•	In addition, the 2003 and 2004 proforma information excludes businesses disposed during 2004 and 2003 as if related disposals have been made as of January 1, 2003.
- Thomson Optical pick-up manufacturing activity within Thomson OKMCO Shenzen Co. Ltd. has been excluded from consolidation in April 2004.
- Except the disposal of the TV business, which is shown in a separate column, no other material entity or segment component was excluded from consolidation in 2003 and 2004.
(3)	On July 31, 2004, Thomson and TCL international merged their TV business into a new company, TTE. Following this transaction, Thomson no longer had control over its TV manufacturing business and TTE is now accounted for using the equity method. As a result, the proforma information excludes the contribution of the TV business for 2003 and 2004.

3. INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

	France	Rest of	U.S.	Rest of	Asia/	Elimination	Total
		Europe		Americas	Pacific

			(€ in millions)
December 31, 2004
Net sales	1,851	1,339	3,702	438	664	-	7,994
Transfers from/to other
geographical areas	413	632	120	307	557	(2,029)	-
Operating income (1)	213	120	(1)	57	45	-	434
Long lived assets, net	29	294	305	211	215	-	1,054

December 31, 2003
Net sales	2,032	1,342	3,992	462	631	-	8,459
Transfers from/to other
geographical areas	589	884	110	310	593	(2,486)	-
Operating income (1)	259	163	21	60	5	-	508
Long lived assets, net	87	496	480	240	171	-	1,474

December 31, 2002
Net sales	2,028	1,418	5,345	534	862	-	10,187
Transfers from/to other
geographical areas	416	931	286	298	735	(2,666)	-
Operating income (1)	211	213	191	60	43	-	718
Long lived assets, net	92	448	716	197	169	-	1,622

(1)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the operating income of the selling area.

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
   €-61 million for other non current gains (losses)

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
  Following the classification in 2003 of Canal + Technologies as a discontinued operation, the Group has reported a €-8 million non-current loss, net of tax in the period ended December 31, 2004.

For the year ended December 31, 2003 significant items are :

  €-217 million for restructuring expenses as detailed in note 18 “restructuring reserves”.
  €+51 million for gain on disposal of fixed assets/investments as detailed in note 6.
  €-52 million for write-off of fixed assets as detailed in note 6.
  €-31 million for other non current gain(losses)

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
  €-19 million for other non current gain(losses)

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
	c.	For the Period ended December 31, 2002:
		i.	the gain relates to the disposal of unconsolidated investments together with the gain on hedges associated with such investments.
(2)	Write-off of long lived assets other than in Restructuring plan
	a.	For the period ended December 31, 2004:
		i.	The write off mainly relates to a €-6 million impairment of certain intangible assets in the Content & Networks Segment.
	b.	For the period ended December 31, 2003:
		i.	This amount mainly relates to the impairment of certain production assets of the Content & Networks segment for € -21 million, and to the impairment of certain assets in the Components segment for €-27 million.
	c.	For the period ended December 31, 2002:
		i.	This amount concerns Content & Networks for €-7 million, Components for €-4 million and Consumer Products for € -3 million.
(3)	Other This caption is detailed in note 3 by segment for 2002 to 2004.

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

b) Reconciliation between the provision for income tax and the pre-tax accounting income/(loss):

	2002	2003	2004

	(€ in millions)
Net income/(loss)	373	26	(636)
Income tax	(56)	(63)	(88)
Minority interests	13	(8)	(1)

Net income before tax (before minority interests and after equity)	416	97	(547)

Equity result of unconsolidated subsidiaries	-	(7)	(3)

Pre-tax accounting income	416	104	(544)

Provision for income tax using the statutory rate of 33.33%
(33.33% in 2003 and 34.33% in 2002)	(143)	(35)	181
Permanent differences	3	2	(15)
Income tax refund due to retroactive application of the Regime	33	-	-
Unrecognized deferred tax assets and change in valuation allowance (1)	(68)	(63)	(281)
Tax credits	9	17	8
Effects of differences in tax rate (2)	35	30	26
Other, net (3)	75	(14)	(7)

Income tax	(56)	(63)	(88)

Pre-tax accounting income/(loss) before amortization
of goodwill and share in net income of equity affiliates (4)	494	180	(414)

Effective tax rate (4)	11.3%	35.0%	(21.2%)

(1)	As of December 2004, tax loss carry forward have not been capitalized and deferred tax assets have been written off, in the USA for € 78 million, France for €106 million and Italy for €47 million.
As of December 2003, the net tax loss carry forwards created by the Regime have been recognized in the amount of €16 million based upon a probable taxable income before December 31, 2006. Also, €65 million of deferred tax on temporary differences has been depreciated in the U.S.
In 2002, this amount includes €-61 million of change in valuation allowance, €-12 million of unrecognized deferred tax assets and € 5 million of carry-back from Thomson, Inc.
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
- In 2002, mainly €99 million for the recognition of unusual deferred tax benefits as described in paragraph a) above as well as € -19 million of unrecoverable withholding tax on licensing revenues.
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

Revaluation reserve

This item represents the Group’s share in the revaluation of certain tangible fixed assets.

17. RESERVES FOR RETIREMENT BENEFITS

I - Summary of benefits

	2002	2003	2004

		(€ in millions)
Pension plan (a)	380	365	358 (*)
Post-retirement medical benefits (b)	325	288	231

Total reserves for retirement benefits	705	653	589

(*) In accordance with CNC opinion 2004-05, “jubilee awards” are classified under “Other creditors and accrued liabilities” (€13 million in 2004). Prior years have not been restated.

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
  In France, contractual retirement indemnities are payable upon retirement of the employees and are due only if the employee is on Thomson payroll when he or she retires. Such indemnities are based and accrued on the employee’s estimated salary at retirement date and on his/her years of service. In some subsidiaries, “jubilee awards” are payable depending on the seniority of each employee in the Group.

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
- During 2004 Thomson Inc closed two Display plants located in the U.S. (Marion and Circleville). This resulted in a curtailment gain on the medical plan.

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

18. RESTRUCTURING RESERVES

	2002	2003	2004

		(€ in millions)
Reserves at the beginning of the year	183	127	118

Current year expense (1)	151	226	758

Release of provision (1)	(10)	(9)	(16)

Usage during the period	(175)	(173)	(200)

Change in perimeter (2)	34	22	32

Currency translation adjustment and other movements (3)	(56)	(75)	(588)

Reserves at the end of the year	127	118	104

(1) Restructuring costs, net of release by segment are:
	2002	2003	2004

	(€ in millions)
Content & Networks (a)	(29)	(48)	(31)
Components (b)	(43)	(100)	(690)
Consumer Products (c)	(63)	(49)	(12)
Holdings (d)	(6)	(20)	(9)

Total restructuring expense net of reversal	(141)	(217)	(742)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The restructuring expense includes for the periods ended as of December 31, 2004, 2003 and 2002:

	2002	2003	2004

	(€ in millions)
Termination costs	(123)	(175)	(135)
Write off of assets	(18)	(42)	(607)

Total restructuring expense	(141)	(217)	(742)

As of December 31, 2004, the restructuring expense comprises the following plans, by segment:

(a)	Restructuring costs of the Content & Networks segment are mainly driven by the following plans:
	a.	The VHS consolidation plan. This plan includes the consolidation and the rationalization of our VHS replication facilities in the United States and in Europe. Costs related to this plan and charged to income this year amount to €16 million. This plan has been announced during the first semester of 2004.
	b.	The Broadcast Industrial downsizing plan: This plan relates to the reduction of Broadcast in house facilities. This plan has been announced during the second half of 2004 and related accrual amounts to €3 million.
	c.	A Voluntary departure plan of one of our broadband facilities in France announced late 2004 and for which the accrual amounts to €7 million.
	d.	Other restructuring costs are related to acquired businesses in 2002. Such restructuring costs are expensed as incurred because they benefit to future activity of the Group, (i.e. training, moving or harmonization costs).
(b)	Restructuring costs of the Components Segment mainly relate to
	a.	On October 21, 2004, the Thomson Board announced its decision to actively seek for partnership in the Display business. As a consequence of this decision, the Group has reassessed the carrying value of all Display’s business long lived assets, which has resulting in the recognition of a non cash impairment charge amounted to €530 millions.
	b.	The closure of the tube plant and the glass plant in the United States amount to €30 million of exit costs and €23 million of write off of assets for the tube plant and to €36 million of exit costs and €56 million of write off for the closure of the glass plant. The above mentioned exit costs are net of employee benefits curtailment gains that are related to the two above plant closures, and amount to €24 million. Certain closure costs of the tube plant have been charged to the acquisition costs of Fortune (note 2) for an amount of €19 million.
	c.	Certain restructuring plans to downsize our workforce in the tube business in Europe, Asia and America for an amount of € 11 million.
	d.	The Downsizing of our facilities in the storage digital module business for which restructuring costs recognized during the year amount to €5 million.
(c)	Restructuring activities of Consumer Products mainly relates to
	a.	A restructuring plan that has been set up to re-organize and downsize our remaining TV business. Related termination costs accrued for as of December 31, 2004 amounts to €2 million.
	b.	Certain programs undertaken in 2003 for which costs were not provided for as of December 31, 2003 because they benefited to future activities of the Group (i.e. training, moving or harmonization costs) or because they related to voluntary plan for which costs are recognized upon acceptance by the terminated employees. These costs mainly amount to € 10 million.
(d)	Reorganisation of the holding segment is mainly related to the reorganisation/downsizing of our corporate headquarters in Indianapolis, Indiana for which expenses charged to income during the period amount to €2 million. Other costs are related to ongoing expenses on the downsizing of certain research and development centres in France for €2 million and the re-organisation of our headquarters in Boulogne, France for €4 million.

As of December 31, 2003, the restructuring expense includes €-175 million of termination costs and other exit costs and €-42 million for the write-down of assets and is comprised of the following plans, by segment:

(a)	Content and Networks:
	a.	New restructuring plans aimed to consolidate the film replication business and the broadcast business for a total expense of €- 9 million over 2003.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

b.	Restructuring programs related to acquired businesses in 2001 and 2002 amounting to €-29 million. Such restructuring costs are expensed as incurred because they benefit the future activity of the Group (i.e., training, moving or harmonization costs).

	(b)	Components: mainly comprise in 2003 the adaptation of the production capacity:
		a.	Closure of two tubes production lines in Marion and one glass production tank in Circleville amounting to €-60 million.
		b.	Downsizing of the workforce of one plant in Italy amounted to €-14 million.
		c.	Downsizing of our facilities in the storage digital module business in Asia (€-8 million).
	(c)	Consumer Products: mainly comprise in 2003:
		a.	New plans announced in 2003 including the Tune up/CPMax plans for adaptation of the segment costs structure to the business environment (€-13 million), the reorganization of certain Mexican facilities to improve the segment profitability (€-9 million).
b.	Restructuring costs of programs undertaken in 2002, which are mainly related to the closure of one plant in France (€-7 million), for which reliable estimates were not available at the time of the decision.

	(d)	Holdings activities: mainly comprise in 2003:
		a.	The downsizing of certain research and development centers in France (€-9 million).
		b.	The plan for adaptation of the corporate costs structure to the business environment (€-4 million).
(2)	As of December 31, 2004, the change in perimeter mainly includes the impact of the purchase price allocation of Fortune (note 2) for € 19 million, of Command Post (note 2) for an amount of €5 million and of HNS (note 2) for an amount of €8 million.
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
Since January 1, 2002 and according to the new French Regulation 00-06 relating to the accounting for liabilities, all write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2004, 2003 and 2002 amounts to €-612 million, €-65 million and €-46 million, respectively. For years 2004, 2003 and 2002, the above-mentioned € -612 million, €-65 million and €-46 million reclassification is broken down as follows:
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

  On March 12, 2002, Thomson issued 14,814,815 convertible/exchangeable bonds, with a nominal value of €40.50 each, for an aggregate amount of €600 million. The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year with the first payment made on January 1, 2003. The bonds will mature and become due at a price of €40.50 per bond on January 1, 2008, unless previously converted, exchanged, redeemed or cancelled.

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

	(€ in millions)
Due within:
One-year	262	263	904*

Two-years	6	17	664
Three-years	1	836	163
Four-years	818	10	13
Five-years	7	602*	-
Thereafter	600*	400	757
Total long-term	1,432	1,865	1,597

Total	1,694	2,128	2,501

(*) The convertible bonds issued on March 12, 2002, are subject to an early redemption provision at the option of bondholders exercisable on January 1, 2005. Since notice of redemption had already been given in December 2004 by bondholders holding 14,493,324 bonds, this portion of the 2002 convertible was considered short-term debt at December 31, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(c) Analysis by currency

	2002	2003	2004

	(€ in millions)
Euro	1,557	1,573	1,366
U.S. dollar	18	388	884
Others	119	167	251

Total debt	1,694	2,128	2,501

(d) Analysis by interest rate for long term debt

	2002	2003	2004

	(€ in millions)
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

	(€ in millions)
Committed credit lines	1,192	832	1,801
of which used	-	27	51
Uncommitted credit lines	1,331	983	945
of which used for debt	105	118	178

Receivable sales agreement in North America	286	238	147
of which used	-	-	-

On July 5, 2004, Thomson closed a €1.75 billion committed credit facility with a consortium of banks. The facility has a five year maturity. Thomson’s previous committed facility in an amount of € 800 million was simultaneously cancelled.

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

	(€ in millions)

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

22. DEBT RELATED TO TECHNICOLOR ACQUISITION

The promissory notes due to Carlton for the acquisition of Technicolor totalled USD 115 million, USD 224 million and USD 481 million, as of December 31, 2004, 2003 and 2002, respectively, including accrued interest equivalent to €84 million, €178 million and €459 million, respectively, at the December 31, 2004, 2003 and 2002 exchange rates. Accrued interest amounted to € 9 million, €15 million and €29 million at December 31, 2004, 2003 and 2002, respectively. The final instalment on these notes is repayable in one remaining instalment on March 16, 2005. Thomson may elect to pay €61 million (USD 84 million) of the notes in Thomson shares (within the limit of 4 million shares as approved by the shareholders’ meeting).

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

	(€ in millions)
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
_____
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

			(€ in millions)
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

	(€ in millions)
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

(a) Operating leases

Commitments related to future minimum and non-cancelable operating lease payments amount to € 425 million as of December 31, 2004, and are detailed below (€ in millions):

2005	83
2006	65
2007	53
2008	42
2009	37
Thereafter	145

Total (1)	425

(*) The decrease versus 2003 (a total of €485 million at end of 2003) is mainly due to the consolidation of two synthetic leases situated in Poland and Mexico in 2004 (see more detail thereafter).

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

	(€ in millions)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Interest rate exposure

The main instruments used by the Group to manage interest rate risks are interest rate swaps, forward rate agreements and interest rate caps.
The Group’s interest rate exposure is presented as follows, by maturity:

			December 31, 2004

	2005	2006	2007	2008	2009	There-	Total
						after

			(€ in millions)
Cash and cash equivalents – floating rate	1,906	-	-	-	-	-	1,906

Financial debt:
Floating rate	904	-	160	-	-	44	1,108
Fixed rate	-	664	3	13	-	713	1,393

Interest rate swaps, from floating to fixed (1)	-	-	-	-	-	-	-
Interest rate swaps, from fixed to floating (1)	-	-	-	-	-	195	195
Caps, fixed rate	37	-	-	-	-	-	37

(1) U.S. dollar/euro = 0.733030

			December 31, 2003

	2004	2005	2006	2007	2008	There-	Total
						after

			(€ in millions)
Cash and cash equivalents – floating rate	2,383	-	-	-	-	-	2,383

Financial debt:
Floating rate	263	5	5	9	2	31	315
Fixed rate	-	12	831	1	600	369	1,813

Interest rate swaps, from floating to fixed (2)	79	-	-	-	-	-	79
Interest rate swaps, from fixed to floating (2)	-	-	-	-	-	158	158
Caps, fixed rate	40	-	-	-	-	-	40

(2) U.S. dollar/euro = 0.791766

			December 31, 2002

	2003	2004	2005	2006	2007	There-	Total
						after

			(€ in millions)
Cash and cash equivalents – floating rate	1,463	-	-	-	-	-	1,463

Financial debt:
Floating rate	262	-	-	-	6	-	268
Fixed rate	-	6	1	817	1	601	1,426

Interest rate swaps, from floating to fixed (3)	-	95	-	-	-	-	95
Interest rate swaps, from fixed to floating (3)	-	-	-	-	-	-	-

(3) U.S. dollar/euro = 0.953562

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Interest related to interest rate swaps at December 31, contracted by the Group is as follows:

	2002	2003	2004

		(€ in millions)
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

	(€ in millions)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The fair value of listed investment securities is calculated using their last known market price at year-end.

	2002		2003		2004

	Net book	Fair market	Net book	Fair market	Net book	Fair market
	value	value	value	value	value	value

			(€ in millions)
Balance sheet:
Liabilities:
long-term debt	18	16	436	445	558	566
convertible bonds	1,414	1,326	1,429	1,409	1,638	1,769
Of which, short term portion
of convertibles bonds	-	-	-	-	599	599
Assets:	5	5	14	18	36	61

Off-balance sheet:
Interest rate instruments
Interest rate swap	(1)	(1)	-	(11)	-	(8)
FRA and CAP	-	-	(1)	(1)	-	-
Foreign exchange instruments
Forward contracts	20	26	6	30	1	1
Currency option contracts	-	-	-	-	(3)	(3)
Equity instruments
Collars	-	-	-	(5)	-	-
Call option	-	-	-	-	-	-
Forward sale	-	-	-	-	-	(20)
Puts	-	-	-	-	(2)	(1)
Metal hedging instruments
Metal forward purchase contracts -		(1)	-	-	-	-

26. INFORMATION ON EMPLOYEES

The geographical breakdown of the number of employees in companies in the list of consolidated subsidiaries is as follows:

	2002	2003	2004

Europe (1)	17,464	17,277	16,609
North America	14,405	13,073	12,992
Asia (2)	20,268	17,015	12,842
Other countries (3)	12,967	11,034	6,636

Number of employees in consolidated subsidiaries	65,104	58,399	49,079

Number of employees in equity companies	383	664	32,354

Total employees	65,487	59,063	81,433

(1) Of which Poland	5,256	5,697	5,416
(2) Of which People’ s Republic of China	17,195	13,454	10,609
(3) Of which Mexico	11,974	10,048	5,647

Salary costs (€ in millions)	1,841	1,692	1,574

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

In the normal course of business, Thomson is a supplier of ADSL set top boxes and other telephone products to FT. For the year ended December 31, 2004 and 2003 and the three-month period ended December 31, 2002, such sales amounted to €41 million, €23 million and €10 million, respectively. At December 31, 2004, 2003 and 2002, amounts due from FT to Thomson amounted to €9 million, € 5 million and €13 million, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

31. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

Restatement

During the process of the preparation of our consolidated financial statements under International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2005, we reviewed the first application for fiscal year 2004 of the Financial Accounting Standards Board published and revised Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”) and we reconsidered our interpretation of accounting principles generally accepted in the United States (“U.S. GAAP”) for fiscal year 2004 to our dollar-denominated convertible bonds issued on September 16, 2004.

Before restatement and for U.S. GAAP purposes, two SPEs have been consolidated for the first time in 2004 (see Notes 1, 2 and 24) as of January 1, 2004 retroactively through shareholder’s equity as reported under French GAAP. In the restated financial information, under U.S. GAAP and in accordance with FIN 46R, the consolidation of these SPEs was presented as cumulative effect of change in accounting principle in the 2004 consolidated statement of operations for a total impact of €(43) million. This restatement has no impact on the shareholder’s equity under U.S. GAAP.

Before restatement, the conversion option embedded in our dollar denominated convertible bonds issued on September 16, 2004 had not been bifurcated from the host contract for accounting purposes. In the restated U.S. GAAP financial information provided in the present Note 31 and Note 32, a portion of the issuance proceeds are deemed to relate to the fair value of the derivative on issuance with subsequent changes in fair value of the derivative being recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance which is being amortized to earnings over the life of the bonds. The adjustment in our restated financial statements reflects an additional non cash financial expense of €85 million for the fiscal year 2004.

As a result of these above restatements, the net result under U.S. GAAP for the year ended December 31, 2004 has been restated to a net loss of €695 million from the previously published net loss of €567 million. The shareholders' equity under U.S. GAAP has been restated to €2,492 million from the previously published amount of €2,577 million.

Items affecting Net Income and Shareholders’ Equity

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

As a result, as of December 31, 2004 under U.S. GAAP, the fair value and the carrying value of marketable securities available for sale held by Thomson amounted to €62 million (€20 million and €5 million as of year end 2003 and 2002, respectively). The fair value of these marketable securities has increased by €20 million during the period from December 31, 2004 to May 27, 2005.

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	December 31,	Current	Cash	Release of	Net	Change in	Currency	December 31,
	2001	Year	Payments	Reserve	Change	Scope of	Translation	2002
		Expense		to Income		Consolidation	Adjustments
							and Others

				(€ in millions)
French GAAP restructuring reserve	183	151	(175)	(10)	(34)	34	(56)	127

CASA plans addressed by the
pension restatement under U.S. GAAP		(8)			(8)			(8)
Non specific voluntary termination
offer not accepted at balance sheet date	(5)	(3)	-	-	(3)	-	-	(8)
Non specific involuntary termination
arrangements and plans not announced
at balance sheet date	(16)	(7)	-	1	(6)	(22)	3	(41)
Cost to move inventory or tangible
assets to another location	(3)	(7)	7	-	-	2	-	(1)

Reengineering and consulting costs	(6)	(8)	8	-	-	3	2	(1)
Other and adjustment on non eligible
assets write-downs (*)	(24)	(13)	28	1	16	7	(11)	(12)

Total U.S. GAAP adjustments	(54)	(46)	43	2	(1)	(10)	(6)	(71)

Reclassification of assets write downs	(38)	(25)	2	4	(19)	5	51	(1)
Reclassification to other cost of Sales	(8)	(5)	9	-	4	(9)	12	(1)

Total U.S. GAAP reclassifications	(46)	(30)	11	4	(15)	(4)	63	(2)

Total U.S. GAAP
Adjustments and reclassifications	(100)	(76)	54	6	(16)	(14)	57	(73)

U.S. GAAP restructuring reserve	83	75	(121)	(4)	(50)	20	1	54

	December 31,	Current	Cash	Release of	Change in	Currency	December 31,
	2001	Year	Payments	Reserve	perimeter	Translation	2002
		Expense		to Income		Adjustments
						and Others

			(€ in millions)

Employee termination benefits	73	53	(90)	(4)	6	(3)	35

Other costs	10	22	(31)	-	14	4	19

TOTAL	83	75	(121)	(4)	20	1	54

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
- The termination of leasing contracts on two buildings in Indianapolis resulting in €1 million of loss on ceased contracts.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The cost of restructuring plan in Italia amounts to €114 million of which €5 million are voluntary termination benefits, €5 million are involuntary termination benefits, €5 million are other exit costs, and €99 million are write-down of assets, and relates to the following program:

Restructuring costs
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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of plans incurred in Asia relates to the reorganisation in Hong Kong, China and Taïwan: €2 million of voluntary termination benefits (6 832 people) and €2 million of other exit costs.	Restructuring costs 4
Cost of British plans amounts to €3 million and relates to: - The headcount reduction at Thomson Multimedia Sales UK affecting 20 people: € 1 million of involuntary termination costs. - In connection with the reorganisation of Thomson Broadcast activities, Thomson incurred €1 million of loss on ceased contracts. - The VHS consolidation plan resulting in €1 million of other exit costs.	3
Cost of plans incurred in North Africa relates to TV business in Maroc: €1 million of voluntary severance costs (16 people) and €1 million of other exit costs.	2
Total restructuring costs.	761

Less fixed assets and inventories write-downs included in the above-mentioned plans	(609)

Current year accrued restructuring expenses.	152

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

The restructuring plans adopted in 2003 not associated with any business combination and recorded under U.S. GAAP for €225 million include the following major actions:	Restructuring costs

Cost of North American plans amount to €123 million of which €13 million are voluntary termination benefits, €41 million are involuntary termination benefits, €14 million are other exit costs and €55 million are write-down of assets, and is broken down as follows:
- The adaptation of the production capacity of two plants in the US that led to the closure of two tubes production lines in Marion, resulted in €14 million of involuntary termination costs (879 people), €15 million of write-down of fixed assets and €1 million of write-down of inventories; and one glass production tank in Circleville, resulted in €10 million of involuntary termination costs (406 people), €4 million of other exit costs, €8 million of write-down of fixed assets and €8 million of write-down of inventories.
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
- The second phase of the reorganisation of the Lancaster centre representing € 3 million of write-down of fixed assets (Costs to vacate Indianapolis facility).
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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of plans incurred by French entities amounts to €48 million of which €13 million are voluntary termination benefits, €29 million are involuntary termination costs, €3 million are other exit costs and €3 million are write-down of assets, and is broken down as follows:	Restructuring costs

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
- The restructuring of the Angers plant resulting in €1 million of voluntary termination benefits.
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
- The downsizing of the Marketing and Sales activities for €1 million (9 people).

48
Cost of German plans amounts to €24 million relates to the following programs: - The Weiterstadt, Greisheim globalisation plans (Broadcast business) for €14 million: involuntary termination costs (€11 million), loss on ceased contracts (€1 million) and other exit costs (€2 million). - The downsizing of VRF Villingen for €7 million of voluntary termination costs (45 people). - Other projects which represent €2 million of involuntary termination costs (15 employees) and €1 million of other exit costs.	24
Cost of Italian plans amounts to €10 million and relates to the following program: - The downsizing of one plant in Anagni (Tubes plant) resulting in €9 million of voluntary termination benefits (206 people) and €1 million for write-down of inventories.	10

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of British plans amounts to €8 million and relates to the following program:	Restructuring costs
- The downsizing of the optical plant in Cork affecting 266 people (€3 million of involuntary termination costs, €1 million of loss on ceased contract and €1 million of other costs). - The reorganisation of the Marketing & Sales services resulting in €3 million of other exit costs.	8
Cost of plans incurred in Asia amounts to €5 million and includes €1 million ofvoluntary termination benefits, €2 million of involuntary termination costs, €1 millionof loss on ceased contracts and €1 million of other exit costs.	5
Cost of Spanish plans amounts to €4 million and includes voluntary severanceexpenses (€2 million) for the optimisation of Marketing & Sales services andinvoluntary termination costs (€2 million) for the rationalization of the Residentialphone activity and impact 18 people	4
Cost of plans incurred in the Netherlands relates to (1) the VHS activity and amounts to €1 million of involuntary severance costs and €1 million of loss on ceasedcontracts; And (2) the restructuring of the Breda plant for €1 million of involuntaryseverance costs.	3
Total restructuring costs.	225

Less fixed assets and inventories write-downs included in the above-mentioned plans.	(60)

Current year accrued restructuring expenses.	165

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
- The reorganization of the Grass Valley Group and Thomson Broadcast activities, resulted in €3 million of involuntary expenses, €3 million of other exit costs and € 4 million of write down of assets.
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

38

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Cost of German plans for €10 million relates to the following programs:	Restructuring costs
- The Weiterstadt and Greisheim and globalisation plans for €9 million: involuntary termination costs (€4-6 million) concerning 92 people and other exit costs (€3 million). - Other plans incurred €1 million of voluntary termination costs (4 people).	10
Cost of plans incurred in Asia amounts to €7 million and includes the restructuring of one of its plant and the continuation of the SAFE program. The costs mainly consist in involuntary termination costs, €3 million affecting 2,687 people and €4 million of fixed assets write-downs.	7
Cost of plans incurred in the Netherlands relates to the restructuring of the Breda plant for €2 million of involuntary severance costs (21 employees).	2
Cost of British plans in connection with voluntary and involuntary programs for €2 million (26 employees). Other exit cost were related to idle facility expenses for €4 million.	6
Cost of Polish plans (€1 million) for involuntary severance expenses following the TIGER program (122 employees).	1
Cost of Spanish plans for €1 million due to voluntary severance expenses concerns 8 people.	1

Total restructuring costs.	105

Less fixed assets and inventories write-downs included in the above-mentioned plans.	(30)

Current year accrued restructuring expenses.	75

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

Amounts recognized in the income statement are as follows :

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

The reduction linked to the subsidy receipt is expected to be €1 million in 2006, €1 million in 2007, € 2 million in 2008 and €2 million in 2009.

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
  852,700 options were granted to 216 employees and directors. The subscription option price was € 16. Former employees and retires were not eligible. This plan is a fixed plan.
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
- 25% on August 31, 2004
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

Had compensation cost for stock options awarded under these plan been determined based on the fair value at the date of grant consistent with the methodology of SFAS 123 “accounting For Stock-Based Compensation”, Thomson net income and basic and diluted earnings per share, would have reflected the following pro forma amounts (in millions of Euro, except per share amounts):

	Year ended December 31,
	2002	2003	2004

U.S. GAAP net income (loss) available to common
stockholders (note 31 ad ii)	351	(46)	(718)
Basic earning (loss) per share	1.26	(0.17)	(2.62)
Diluted earning per share	1.21	(0.17)	(2.62)
Add back: stock-based employee compensation expense included
in reported net income net of related tax effects	1	3	6
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards	(40)	(29)	(25)

Pro forma U.S. GAAP net income (loss) available to common
stockholders	312	(72)	(737)

Pro forma basic earnings (loss) per share	1.12	(0.26)	(2.69)
Pro forma diluted earnings (loss) per share	1.06	(0.26)	(2.69)

The significant assumptions used by Thomson to estimate the fair value of the options as of the measurement date are as follow:

Valuation assumptions	March 16,	July 23,	October 12,	July 31,	September 15,	September 22,
	2001	2001	2001	2004 (*)	2004	2004

Expected life (in years)	10.0	10	10	2	2	9
Risk free Interest rate	5.3%	5.3%	5.3%	2.5%	2.5%	4.0%
Expected Volatility	50.0%	50.0%	50.0%	N/A	33.0%	35.0%
Expected Dividend	0.0%	0.0%	1.8%	1.8%	1.8%	1.8%
Average fair value (**)
per option as of
measurement date	9.9	1.8	53.4	18.2	2.4	4.1

(*)	Fair values of options granted to non-employee are given at year end.
(**)	Using the Black-Scholes method.

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

In 2001, Thomson acquires derivatives instruments that have been unwounded in 2002 in connection with the sale of the underlying equity securities (note 31(a)), resulting in a gain amounted to €34 million under U.S. GAAP.

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

(f iii) Bonds convertible into shares or redeemable for cash

Under French GAAP, convertible bonds are wholly accounted for as financial debt and issuance costs are accounted for as an asset and amortized over the debt term.

Under U.S. GAAP, since our dollar denominated subordinated bonds issued on September 16, 2004 are (1) redeemable for U.S dollars and/or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares representing such ordinary shares (the “Bonds”), the embedded conversion option has been bifurcated and accounted separately within long-term liabilities.

The conversion option and the debt component have been recognized at fair value at inception. Subsequent changes of the fair value of the embedded derivative have been charged to the statement of operations under U.S. GAAP.

The allocation of a portion of the Bonds proceeds to the embedded derivative and issuance costs created a discount on issuance which is being amortized to earnings over the life of the Bonds under U.S. GAAP.

The embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. Subsequent increase in fair value and amortization of the discount required Thomson to recognize an additional non cash financial expense of €85 million as of December 31, 2004.

The Bonds also include an embedded derivative that cannot be reliably assessed, corresponding to the clause of early redemption. The probability for this clause to occur being uncertain, the related embedded derivative cannot be measured reliably and separately of the embedded conversion option and thus is not recognized separately by the Group in its U.S. GAAP financial statements.

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

(n) Sale-lease back accounting

Thomson Inc. (ex. Thomson multimedia Inc) sold its U.S. Corporate headquarters (Administration and Technical Services buildings) for €60 million (USD 58 million) in March 2000. The buildings were leased back from the purchaser over a period of twelve years. The resulting lease is accounted for as an operating lease. Under French GAAP, the resulting gain of €7 million (USD 7 million) was recognized as of December 31, 2000, under U.S. GAAP, this gain amounted to €9 million (USD 8 million (after adjustment for capitalized interest).

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

During 2003, Thomson disposed off Singingfish’s assets and liabilities (note 2).

Under U.S. GAAP, Singingfish has been classified as a discontinued operation (note ab vii).

The impact of such adjustment, including the reversal of French GAAP goodwill amortization expense in 2003 and 2002 of €2 million and €4 million, respectively, and related tax effect was €6 million and € (4) million as of December 31, 2003 and 2002 , respectively. No adjustment has been made in 2004.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Under U.S. GAAP, the gross deferred tax liability (€157 million) related to these intangible assets has been recorded in 2001 and a valuation allowance on deferred tax assets has been recognized via goodwill, therefore the net deferred tax assets offset the amount of deferred tax liability recorded on customer relationships for €89 million. Since January 1, 2002, pursuant to the application of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”), the Technicolor trademark has been assessed as having an indefinite useful life and as a consequence, it is no longer amortized but is tested annually for impairment. As of December 31, 2004, its carrying value amounts to €166 million. Thomson continues to amortize the customer relationships over a 16 year period and amortization expense related to this intangible asset amounting to, net of tax, €(15) million, €(17) million and €(20) million, for 2004, 2003 and 2002 respectively.

In addition, in accordance with EITF 95-3 and FAS 109, restructuring reserves and the related deferred taxes recognized as assumed liabilities have been increased under U.S. GAAP compare to those existing under French GAAP for an amount of €5 million.

After taking into account the adjustments above, as well as those concerning revenue recognition, (note 31(t)), retention bonuses (note 31 (v)) and other final purchase accounting adjustments in the amount, net of tax, of €(4) million, €(2) million and €(5) million, as of December 31, 2004, 2003 and 2002, respectively, gross goodwill, as determined under French GAAP, increased accordingly by € 70 million as of December 31, 2004.

The net effect on net income (excluding the effects recorded under note 31 (t) and (v)) amounts to € (15), €(23) and €(15) million for 2004, 2003 and 2002, respectively.

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

Under U.S. GAAP, the gross deferred tax liability (€7 million) related to this intangible asset has been recorded and a reversal of the valuation allowance on deferred tax assets has been established via goodwill so that the net deferred tax assets offset the amount of deferred tax liability recorded on supplier relationships. Supplier relationships are amortized over 20 years in the amount, net of tax, of € (1) million, €(1) million and €(1) million in 2004, 2003 and 2002, respectively.

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

Under U.S. GAAP, the Company is required to comply with the provisions of SAB 104 “Revenue Recognition in Financial Statements” (“SAB 104”), which has superseded SAB 101 in 2004 when recognizing revenue.

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

(aa) Income tax

Tax effects on U.S. GAAP adjustments have been recorded in an amount of €1 million in 2004, € 1 million in 2003 and €(10) million in 2002.

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

As of December 31, 2004, tangible assets recognized in the Group consolidated balance sheet that are under capital lease agreements amount to €51 million (2003: €61 million and 2002: €11 million). Thomson recognized a similar financial debt as of the same date. Related depreciation expenses are posted in the caption “costs of sales” of the consolidated Income Statement.

(ac) Presentation of the consolidated Income Statements

ac - i) Operating income

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

ac iii) Cost of sales

Under French GAAP, Thomson has classified certain costs in the consolidated income of operations as research and development costs in an amount of €16 million that are reclassified to costs of sales and general and administrative expenses under U.S. GAAP. As a result of the cost of sales increasing, the gross margin decreased in an amount of €7 million for year ended December 31, 2004 (2003: €5 million and 2002: €5 million). Finally, general and administrative expenses have been increased in an amount of €9 million for year ended December 31, 2004.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

In addition, research and development in process write-off on acquired entities has been reclassified from non-current under French GAAP to operating under U.S. GAAP in the amount of nil, nil, and € 5 million for the years ended December 31, 2004, 2003 and 2002 (see Note 31 y iii).

In addition, under French GAAP, warranty costs of €82 million, €123 million and €150 million for the years ended December 31, 2004, 2003 and 2002, respectively, have been classified in selling general, and administrative expenses. Under U.S. GAAP, these amounts would be classified as cost of sales thus decreasing the gross margin by these respective amounts.

Under French GAAP, Thomson has classified cooperative advertising and promotions expenses, which have not been reclassified as a deduction of sales as required by the provision of the EITF 01- 09 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendors Products”, under “selling, general and administrative expense” caption. Under U.S. GAAP, such costs should be classified as cost of sales, thus decreasing the gross margin by €25 million, €38 million and €53 million for the years ended December 31, 2004, 2003 and 2002, respectively.

ac iv) Additional information

Amortization of capitalized software costs was €12 million, €26 million and €29 million for 2004, 2003 and 2002 respectively.

Advertising costs are expensed as incurred. These costs were €45 million, €62 million and €75 million for the years ended December 31, 2004, 2003 and 2002 respectively.

Rental expense was €88 million, €122 million and €103 million for the years ended December 31, 2004, 2003 and 2002, respectively.

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

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Under U.S. GAAP, the following information would be displayed within the consolidated financial statements as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests:

	2002	2003	2004

	(€ in millions)

Net Income According to US GAAP	351	(46)	(695)

Other Comprehensive Income
Minimum Liability Adjustement	(37)	12	(12)
Foreign Currency Translation	(400)	(286)	(111)
Unrealized Gain (Loss) on Securities
Unrealized Holding Gains (Losses) arising during the period	(227)	11	5
Less: Reclassification adjustments for gain included in net Income	1	-	-

Net Unrealized Gains (Losses) on securities	(226)	11	5

Tax effect of the above adjustments (*)	17	-	-

Comprehensive Income according to US GAAP	(295)	(309)	(813)

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

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	MLA	CTA	Net	Total
			unrealized gains

		(€ in millions)
2002
Balance at beginning of the year	(60)	86	209	235
current year change	(37)	(400)	(209)(*)	(646)

Balance at the end of the year	(97)	(314)	0	(411)

2003
Balance at beginning of the year	(97)	(314)	0	(411)
current year change	12	(286)	11	(263)

Balance at the end of the year	(85)	(600)	11	(674)

2004
Balance at the end of the year	(85)	(600)	11	(674)
current year change	(12)	(111)	5	(118)

Balance at beginning of the year	(97)	(711)	16	(792)

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

Earnings per share according to U.S. GAAP, giving effect to the adjustments would be as follows:

	Year ended December 31,
	2002	2003	2004

	(€ in millions)
Net income before change in accounting principle (i)	351	(46)	(652)
Cumulative effect of change in accounting principle (ii)	-	-	(43)
Net income (i + ii)	351	(46)	(695)
Preferred dividend BASAs (a) (iii)	-	-	(23)
Income available to common stockholders before cumulative
effect of change in accounting principle (iv = i + iii)	351	(46)	(675)
Income available to common stockholders (v = iv + ii)	351	(46)	(718)

Average number of shares basic U.S. GAAP	279,590,805	276,796,602	273,646,869

Earnings per share according to U.S. GAAP
before cumulative effect of change in accounting principle (iv)
Basic	1.26	(0.17)	(2.46)
Diluted	1.21	(0.17)	(2.46)
Earnings per share according to U.S. GAAP of the
cumulative effect of change in accounting principle (ii)
Basic	-	-	(0.16)
Diluted	-	-	(0.16)
Earnings per share according to U.S. GAAP after
cumulative effect of change in accounting principle (v)
Basic	1.26	(0.17)	(2.62)
Diluted	1.21	(0.17)	(2.62)

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

“ORA” bonds issued on March 16, 2001 were redeemed in 15.5 million Thomson shares on March 16, 2002.

Reconciliation from basic earnings per share to diluted earnings per share:

	Income	Shares	Per share
	numerator	Denominator	Euro

		(€ in millions)
2004
Earnings per share according to U.S. GAAP (basic)	(718)	273,646,869	(2.62)
Earnings per share according to U.S. GAAP (diluted)	(718)	273,646,869	(2.62)

As of year-end 2004, in addition to the OCEANEs 2000 & 2002 (Note 20) and promissory note to Carlton (Note 22), Thomson issued additional dilutive instruments convertible bonds (note 20), TCL call option (note 16 & 31(y)), TTE retention shares (note 31(e)), BASA’s Thomson (Note 16 & 31(e)), written put option (Note 16) and Thomson 2004 stock option plans (Note 16 & 31(e)). These instruments were not included in the computation of diluted earning per share because they would not have been antidilutive.

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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

	2002	2003	2004

Thomson CITIC Digital Technology			x
Nagra Thomson Licensing			x
La luna Titra			x
KeyMRO S.A.S. (*)		x	x
Thomson Broadcast and Media Solutions Nordic A/S		x	x
ScreenVision Europe entities sub-group (note 30)	x	x	x
Screnvision acquisition 10, Inc.			x
Screnvision acquisition 20, LLC.			x
Technicolor Screen services, Inc.	x	x	x
Thomson Zhaowei Multimedia Co Ltd (**)	x	x	x
Cinema Billboard Network, LLC	x	x	x
ScreenVision Cinema Network, LLC	x	x	x
Screenvision Direct, Inc. (ex - Val Morgan Cinema Adv. Inc.)	x	x	x
Technicolor Cinema Billboard, Inc.	x	x	x
Technicolor Screen Advertising, Inc.	x	x	x
Technicolor Digital Cinema LLC	x
Technicolor Cinema Advertising LLC	x	x	x
3DCD LLC	x	x	x
Easyplug SAS	x
Easyplug Inc.	x

(*) KeyMRO has been sold as of December 31, 2004 (see note 2).
(**) Zhaowei has been disinvested on July 31, 2004.

	December 31,
	2002	2003	2003

	(€ in millions)

Balance sheet
Non current assets	104	79	66
Current assets	77	67	83
Non current liabilities	21	25	23
Current liabilities	42	26	25

Income statements
Net sales	56	84	85
Cost of sales	(42)	(52)	(53)
Gain (loss) from operation	(17)	3	7
Net gain (loss)	(30)	(10)	1

Cash flow statements
Cash flow from operating activities	(25)	(5)	4
Cash flow from investing activities	(12)	(4)	(4)
Cash flow from financing activities	(6)	2	-

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

ad vi) Cash flow presentation

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

Revenues under U.S. GAAP of the related group of assets amounted to €11 million, €26 million and €32 million for the years ended December 31, 2004, 2003 and 2002, respectively (after elimination of inter-company transactions). Net income under U.S. GAAP of the activity amounts to €(163) million, € (47) million and €6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
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

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

Circleville

As of December 31, 2004, the Circleville plant was abandoned and represented as discontinued operation. Revenues under U.S. GAAP of the activity amounted to €0 million, €0 million and €2 million for the years ended December 31, 2004, 2003 and 2002, respectively (after elimination of inter-company transactions). Net income under U.S. GAAP of the activity amounted to €(104) million, € (26) million and €32 million for the years ended December 31, 2004, 2003 and 2002, respectively.
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

	December 31,
	2002	2003	2004

	(€ in millions)
Income from continuing operation
before income taxes	407	98	(262)
Income taxes	(68)	(67)	(123)

Income from continuing operations	339	31	(385)

Discontinued operations
Gain (loss) on discontinued operations	10	(81)	(284)
Income tax benefit	2	4	17

Gain (loss) on discontinued operations	12	(77)	(267)

Net income (loss) before cumulative effect of change in accounting
principle	351	(46)	(652)

Change in accounting principle	-	-	(43)

Net income (loss)	351	(46)	(695)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(af) Change in Accounting principle - Variable interest entities and related transactions

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”). This Interpretation applies immediately to VIEs created after January 31, 2003.

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. For Thomson, the effective date to account for VIEs created prior to February 1, 2003 is the period ended December 31, 2004. FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

For entities created before January 31, 2003, Thomson consolidated two SPEs beginning January 1, 2004, under both French GAAP (as discussed in Notes 1, 2 and 24 to these annual consolidated financial statements) and U.S. GAAP, because they are both VIEs for which Thomson holds the majority of expected losses and is the primary beneficiary. Due to differences between the treatment of the first time consolidation in French GAAP (impact reflected through shareholder’s equity as of January 1, 2004) and U.S. GAAP (accounted under the caption of the statement of operations as a cumulative effect of change in accounting principle), a €(43) million adjustment was included in the cumulative effect of change in accounting principle in the statement of operations for fiscal year 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Thomson Group

Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

32. U.S. GAAP RECONCILIATION

(a) Net income

		Year Ended December 31,
		2002	2003	2004

		(€ in millions)
Net income as reported in the Consolidated
	Statements of operations	373	26	(636)
a)	Investment securities	(1)	(4)	-
b)	Restructuring (and cancellation of impairment reversal)	1	(47)	(21)
c)	Pensions and termination benefits	(13)	(13)	5
d)	Postretirement transition obligation	(2)	(17)	(18)
e)	Stock based compensation	-	-	(5)
f i)	Forward exchange contracts	7	(5)	10
f ii)	Derivatives and hedging activities	(47)	(5)	-
f iii)	Bonds convertible into shares or redeemable for cash	-	-	(85)
h)	Capitalized development costs	-	(2)	(3)
i)	Capitalized interest	(1)	-	-
j)	Provision for year 2000 and Euro	(1)	-	-
k)	Subsidiaries controlled but not consolidated	2	(2)	(2)
l)	Philips Professional Broadcast 33% minority interests	(3)	-	-
m)	Compensation (expense) gain related to employee offerings /
	Bonus shares	(1)	(3)	(1)
n)	Sale-leaseback accounting	5	5	5
p)	Recording of Singingfish acquisition	(4)	6	-
q)	Purchase price allocation and Amortization of recognized
	intangible assets	(26)	(34)	(27)
r)	BTS purchase price allocation	-	-	-
s)	Goodwill amortization and impairment SFAS 142	74	74	96
t)	Revenue recognition	3	(12)	21
v)	Retention bonuses	(6)	(1)	-
w)	FIN 45 – recognition of guarantee given	-	(4)	4
x)	Transactions costs	-	(9)	7
y)	Sale of written Call	-	-	(4)
z)	Discount of long term assets & liabilities	-	-	1
aa)	Reversal of deferred tax valuation allowance and tax effects
	of the above adjustments	(10)	1	1

Minority Interests		(1)	-	-

Net income (loss) before cumulative effect of change
in accounting principle according to U.S. GAAP		351	(46)	(652)

af)	Change in accounting principle - Variable Interest Entities	-	-	(43)

Net income (loss) according to U.S. GAAP		351	(46)	(695)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
All amounts indicated in the tables are expressed in millions of euro, unless otherwise stated

(b) Shareholders’ equity

		Year Ended December 31,
		2002	2003	2004

		(€ in millions)
Shareholders’ equity as reported in the Consolidated
	balance sheet	3,947	3,583	2,670
a)	Investment securities	(1)	6	11
b)	Restructuring	5	(44)	(66)
c)	Pensions and termination benefits	(99)	(101)	(107)
d)	Postretirement transition obligation	59	32	14
f i)	Forward exchange contracts	5	(1)	9
f ii)	Derivatives and hedging activities	-	(5)	(5)
f iii)	Bonds convertible into shares or redeemable for cash	-	-	(85)
g)	Asset reevaluations	(4)	(4)	(4)
h)	Capitalized development costs	-	(2)	(5)
i)	Capitalized interest	1	1	-
k)	Subsidiaries controlled but not consolidated	2	-	(2)
l)	Philips Professional Broadcast 33.33% minority interests	(2)	(2)	(2)
m)	Employee offering / bonus shares	-	-	-
n)	Sale-leaseback accounting	(19)	(13)	(8)
p)	Recording of Singingfish acquisition	(4)	-	-
q)	Purchase price allocation and Amortization of recognized
	intangible assets	(44)	(67)	(86)
r)	BTS purchase price allocation	1	1	1
s)	Goodwill amortization and impairment SFAS 142	70	130	212
t)	Revenue recognition	(15)	(26)	(6)
u)	Easyplug gain on assets contribution	(3)	(3)	(3)
v)	Retention Bonus	(6)	(7)	(7)
w)	FIN 45 – recognition of guarantee given	-	(4)	-
x)	Transactions costs	-	(9)	(2)
y)	Sale of written Call	-	-	(8)
z)	Discount of long term assets & liabilities	-	-	1
aa)	Reversal of deferred tax valuation allowance and tax effects
	of the above adjustments	(33)	(32)	(31)

Minority Interests		1	-	(1)

Shareholders’ equity according to U.S. GAAP		3,859	3,433	2,492

The accompanying notes are an integral part of the consolidated financial statements.