Form 20-F
period 2005-12-31
THOMSON
filed 2006-05-12
CIK 1080259

As filed with the Securities and Exchange Commission on May 12, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell report

COMMISSION FILE NUMBER: 001-14974

THOMSON

(Exact name of Registrant as specified in its charter)

Not Applicable	46, quai Alphonse Le Gallo 92100 Boulogne-Billancourt - France	Republic of France
(Translation of Registrant’s name into English)	(Address of principal executive offices)	(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: Common Stock, nominal value €3.75 per share, and American Depositary Shares, each representing one share of Common Stock	Name of each exchange on which registered: New York Stock Exchange

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17    Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  No

2 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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

FORWARD-LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This Annual Report contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs in light of the information currently available and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our intention to introduce new products; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Some of the factors that could cause actual results and events to differ materially from those expressed or implied in any forward-looking statements are:

•

our failure to maintain contractual arrangements with our major customers and renew existing contractual arrangements with them, or material adverse changes in the financial condition or creditworthiness of our key customers and clients over the long term;

•

our ability to design, develop and sell innovative products and services, which are offered in highly competitive markets characterized by rapid technology changes and subjective and changing customer preferences;

•	economic conditions, including consumer spending, in countries in which our services, systems and equipment are sold or patents licensed, particularly in the United States, Europe and Asia;
•	our ability to protect our patents and other intellectual property rights and the outcome of any claims against us for the alleged infringement of third parties’ intellectual property rights;
•

general economic trends, changes in raw materials and employee costs and political and social uncertainty in markets where we manufacture goods, purchase components and finished goods and license patents, particularly in Latin America and Asia;

2005 FORM 20-F – THOMSON GROUP 3

Back to Contents

•	increased competition in video technologies, components, systems and services and finished products and services sold to customers in the media and entertainment industries;
•	technological advancements in the media and entertainment industries;
•	force majeure risks, especially related to our just-in-time inventory, supply and distribution policy;
•	challenges inherent in our repositioning strategy and Two Year Plan, as detailed in Item 4: “Information on the Company—History and Development of the Company”;
•

market risks associated with our minority interests in certain public companies, TCL Multimedia Technology Holdings and Videocon Industries, following our disengagement from our former television and Displays activities;

•	the success of certain partnerships and joint ventures that we may not control, as well as future business acquisitions, combinations or dispositions;
•	changes in exchange rates, notably between the euro and the U.S. dollar, Chinese yuan, Canadian dollar, Mexican peso, Polish zloty and British pound;
•	warranty claims, product recalls or litigation that exceed or are not covered by our available insurance coverage; and
•	capital and financial market conditions, prevailing interest rates and availability of financing.

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

STATEMENTS REGARDING COMPETITIVE POSITION

This Annual Report contains statements regarding our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•	Understanding & Solutions for information on CDs and DVDs (DVD Services);
•

Gesellschaft für Konsumer Markt- und Absatzforschung (“GfK”) for information on TV, VCR, DVD, audio and decoder products in the “Europe 5” market which comprises France, Germany, the United Kingdom, Italy and Spain;

•	SYNOVATE (formerly Institute for Market Research) for information on TV, VCR, DVD, audio and telephony markets in the Americas (Connectivity);
•	Kinetic Strategies and Infonetics for information on cable modems (Access Platforms & Gateways);
•	Dell’Oro for information on DSL modems and gateways;
•	Intex Management Systems (“IMS”) for information on set-top boxes; and
•	Frost & Sullivan, SCRI, TrendWatch and NAB for information on the broadcast and media solutions markets (Broadcast & Networks).

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published in the fourth quarter of 2005 or beginning 2006. Statements concerning our content services businesses operating under the Technicolor brand are based on a combination of internal estimates and external sources published mid- to late 2005.

4 2005 FORM 20-F – THOMSON GROUP

Back to Contents

REPORTING CURRENCY

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro. Effective January 1, 2001, our consolidated financial statements are presented using the euro as our reporting currency.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = U.S.$ 1.2607, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on May 1, 2006.

2005 FORM 20-F – THOMSON GROUP 5

Back to Contents

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A – Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004 in accordance with International Financial Reporting Standards as adopted by the European Union, which we refer to herein as “IFRS”. As of December 31, 2005, our consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004 would not have been different if presented under “IFRS as adopted by the European Union” or under “IFRS as published by the IASB”. You should read the following selected consolidated financial data together with Item 5: “Operating and Financial Review and Prospects” and our consolidated financial statements.

Pursuant to the SEC’s release on first-time adoption of IFRS, we have also included selected consolidated financial data for the five-year period ended December 31, 2005 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS differs in certain significant aspects from U.S. GAAP. Notes 31 and 32 to our consolidated financial statements describe the principal differences between IFRS and U.S. GAAP as they relate to us and include a reconciliation of our net income and shareholders’ equity under IFRS to that under U.S. GAAP. We also summarize these differences in Item 5: “Operating and Financial Review and Prospects—Principal Differences Between IFRS and U.S. GAAP.”

6 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Effective January 1, 2005, Thomson reorganized the Group’s activities around three principal operating divisions: Services, Systems & Equipments and Technology. Two additional segments were created to regroup our remaining activities: Displays & CE Partnerships and Corporate. Our consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004 reflect these new segments.

The results of the bulk of our Displays activities forming part of our Displays & CE Partnerships activities and of the Audio/Video and Accessories activities within Connectivity in the Systems & Equipment division are treated as a net item within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004, and are therefore not reflected in our reported net sales. The substantial majority of the net sales shown in the Displays & CE Partnerships segment in 2004 comprise sales of our television activity and in 2005 are sales of our residual non-core manufacturing assembly operations.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL International and TCL Corporation (“TCL”), to which this activity was contributed. Accordingly, our consolidated financial statements as of and for the year ended December 31, 2004 reflect within the Displays & CE Partnerships segment seven months of Thomson as owner and operator of its television business and the remaining five months as a service provider to TTE pursuant to certain contractual arrangements. In September 2005, the sales and marketing services provided ceased, and the contractual arrangements for providing sub-contract manufacturing services were re-negotiated. Displays & CE Partnerships therefore include television sales for the first seven months of 2004 of €845 million and manufacturing and sales and marketing agency services provided to TTE during the remaining five months of 2004 representing €185 million, while in 2005 the latter amounted to €56 million.

2005 FORM 20-F – THOMSON GROUP 7

Back to Contents

	At or for the years ended December 31,

	2005 (1)	2005	2004

	US $ millions	€ millions	€ millions
	except share and per share data
INCOME STATEMENT DATA Amounts in accordance with IFRS
Revenues from continuing operations	7,175	5,691	6,036
Profit (loss) from continuing operations and before tax and financial result	482	382	466
Income Taxes	(88)	(70)	(93)
Financial result (2)	(68)	(54)	(29)
Profit (loss) from continuing operations	222	176	324
Profit (loss) from discontinued operations	(944)	(749)	(885)
Net income (loss)	(722)	(573)	(561)
Earnings per Ordinary Share
Weighted average number of shares outstanding – basic net of treasury stock (3)	266,539,917	266,539,917	273,646,869
Earnings per share from continuing operations attributable to the equity holders of the Group
Basic	0.81	0.64	1.18
Diluted	0.42	0.33	1.11
Total earnings per share attributable to the equity holders of the Group
Basic	(2.74)	(2.17)	(2.05)
Diluted (4)	(3.13)	(2.48)	(2.12)

BALANCE SHEET DATA Amounts in accordance with IFRS
Total non-current assets	6,395	5,072 (5)	4,142
Total current assets (excluding cash and cash equivalents and marketable securities)	3,046	2,416	2,507
Cash and cash equivalents and marketable securities	1,264	1,003 (6)	1,906
Assets classified as held for sale	465	369 (7)	—
Total assets	11,170	8,860	8,555
Total non-current liabilities	2,838	2,251	2,603
Total current liabilities	4,945	3,923	3,459
Shareholders’ equity	2,785	2,209	2,475
Minority interests	9	7	18
Liabilities associated with assets classified as held for sale	593	470	—
Total liabilities, shareholders’ equity and minority interests	11,170	8,860	8,555
DIVIDENDS

Dividends per share	0.38	0.30 (8)	0.285

______________
(1)

Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of $ 1.2607 = €1.00, the noon buying rate in New York for cable transfers certified by the Federal Reserve Bank of New York for customs purposes on May 1, 2006.

(2)	Comprises “Interest expense” and “Other financial income (expense)”. See Note 9 to our consolidated financial statements for more information.
(3)	The decrease as of December 2005 is due to the treasury shares acquired in 2005.
(4)	See Note 31 to our consolidated financial statements for more information on the dilutive instruments affecting earnings per share on a diluted basis.
(5)

The increase from December 31, 2004 to December 31, 2005 is due primarily to an increase in goodwill (€1,756 million at December 31, 2005 compared to €1,178 million at December 31, 2004), reflecting primarily increased goodwill in connection with the 2005 acquisitions of Inventel, Cirpack, ContentGuard, Premier Retail Networks and Thales Broadcast & Multimedia (see Note 14 to our consolidated financial statements), and to an increase in investments and financial assets available for sale (€341 million at December 31, 2005 compared to €113 million at December 31, 2004), due primarily to our investment in 2005 of €240 million in Global Depositary Receipts of Videocon Industries in connection with the disposition of our Displays activities (see Item 4: “Information on the Company—Discontinued Operations”), offset in part by a decrease in Property, plant and equipment (€886 million at December 31, 2005 compared to €1,051 million at December 31, 2004) (see Note 12 to our consolidated financial statements).

(6)

The decrease from December 31, 2004 to December 31, 2005 is due primarily to a decrease in Cash and cash equivalents from €1,848 million at December 31, 2004 to €996 million at December 31, 2005. See Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Note 21 to our consolidated financial statements.

(7)

Comprise primarily inventories and accounts receivables and other receivables of our Audio/Video and Accessories activities, which following the announcement in December 2005 to divest of these activities are treated as assets classified as held for sale. See Note 11 to our consolidated financial statements.

(8)

On February 21, 2006, the Board of Directors decided to propose to the shareholders’ meeting to be held on May 12, 2006 a distribution of 30 cents of euro per share with respect to fiscal year 2005 to be charged to a share premium account (compte de prime d’émission) within shareholders’ equity. For more information, see Item 8: “Financial Information—Dividends.”

8 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The following table presents selected financial data for each of the five-years ended December 31, prepared in accordance with U.S. GAAP.

	At or for the years ended December 31,

	2005 (1)	2005	2004	2003 (2)	2002 (2)	2001 (2)

	US $ millions	€ millions
		except share and per share data
Revenues from continuing operations	7,161	5,680	6,028	8,443	10,189	10,396

Income from continuing operations (3)	96	76	213	(43)	351	191
Income from discontinued operations (3)	(1,005)	(797)	(865)	(3)	—	—
Income before change in accounting principle (3)	(909)	(721)	(652)	(46)	351	191
Change in accounting principle (4)	—	—	(43)	—	—	—
Net income (3)	(909)	(721)	(695)	(46)	351	191

Basic earnings per shares
Income from continuing operations	0.35	0.28	0.78	(0.16)	1.26	0.72
Income from discontinued operations	(3.77)	(2.99)	(3.16)	(0.01)	—	—
Income before change in accounting principle	(3.42)	(2.71)	(2.38)	—	—	—
Change in accounting principle	—	—	(0.16)	—	—	—
Net income	(3.42)	(2.71)	(2.54)	(0.17)	1.26	0.72

Diluted earnings per shares
Income from continuing operations	0.01	0.01	0.66	(0.16)	1.21	0.69
Income from discontinued operations	(3.43)	(2.72)	(3.04)	(0.01)	—	—
Income before change in accounting principle	(3.42)	(2.71)	(2.38)	—	—	—
Change in accounting principle	—	—	(0.16)	—	—	—
Net income	(3.42)	(2.71)	(2.54)	(0.17)	1.21	0.69

Shareholders’ equity	2,233	1,771	2,492	3,433	3,859	3,399
Total assets (5)	10,872	8,624	8,454	9,432	9,889	10,289
Long-term debt (5)	1,725	1,368	1,591	1,865	1,432	1,599

______________
(1)

Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of $1.2607 = €1.00, the noon buying rate in New York for cable transfers certified by the Federal Reserve Bank of New York for customs purposes on May 1, 2006.

(2)

The figures presented above for 2001, 2002 and 2003 have not been restated for comparative information pursuant to the application of FAS 144 “Accounting for the impairment or Disposal of Long-lived assets.” As the effect of discontinued operations is shown in the year in which the reclassification has been made, previous years’ information is not restated in this table.

(3)	Attributable to controlling interests.
(4)

In accordance with the transitional provision of FIN46 Revised “Consolidation of Variable Interest Entities an interpretation of Accounting Research Bulletins #51”, we have recognized an additional charge for the first-time consolidation of two special purpose entities of €43 million, representing the cumulative effect of the change in accounting principles that is shown in our consolidated income statement under the caption “change in accounting principle”.

(5)	Unaudited figures for 2003, 2002 and 2001.

2005 FORM 20-F – THOMSON GROUP 9

Back to Contents

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

Month	Period End	Average Rate (1)	High	Low

	€ / U.S.$
April 2006	1.2624	1.2273	1.2624	1.2091
March 2006	1.2139	1.2028	1.2197	1.1886
February 2006	1.1925	1.1940	1.2100	1.1860
January 2006	1.2158	1.2126	1.2287	1.1980
December 2005	1.1842	1.1861	1.2041	1.1699
November 2005	1.1790	1.1789	1.2067	1.1667
______________
(1)	The average of the Noon Buying Rates for euro on the business days of each month during the relevant period.

Source: Federal Reserve Bank of New York.

Month	Period End	Average Rate (1)	High	Low

	€ / U.S.$
2005	1.18	1.24	1.35	1.17
2004	1.35	1.25	1.36	1.18
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.85
2001	0.89	0.89	0.95	0.84
______________
(1)	The average of the Noon Buying Rates for euro on the last business day of each month during the relevant period.

Source: Federal Reserve Bank of New York.

The euro/U.S. dollar exchange rate for May 1, 2006 was €1.00= U.S.$ 1.2607 based on the Noon Buying Rate on that date.

10 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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

Our businesses operate in, and our strategy is to be a preferred partner of, the Media & Entertainment (“M&E”) industries, which is a concentrated market. The Group’s client base is therefore similarly concentrated. In addition to this industry concentration, relationships have historically played an important role in the M&E industries we serve, notably on the professional side of our business. As a result of the combination of these factors, several of our businesses depend on a number of major customers and our long-term relationships and contractual arrangements with them. For example, our Film Services and DVD Services activities, the largest contributors to the net sales of our Services division, currently rely on our relationships with a number of major motion picture studios. We generally negotiate exclusive, long-term contracts with these studios. Our top five studio customers accounted for 64% of the revenues of our Services division and 23% of our reported consolidated 2005 revenues. In the Access Platforms & Gateways unit within our Systems & Equipment division, a large proportion of our revenue is derived from various broadcasters, including DIRECTV and other News Corp affiliates, occasionally under long-term contractual arrangements. Our top five customers in the Systems & Equipment division accounted for 46% of the reported 2005 revenues of the division and 15% of our total reported consolidated 2005 revenues; in particular we have an important long-term contract with DIRECTV which accounted for a significant proportion of these revenues and constitutes our largest customer contract measured in terms of 2005 revenues. Our technology licensing business is dependent upon our relationships with a relatively limited number of consumer products manufacturers, to whom we license both new and mature technologies. Licensing agreements typically have a duration of five years, and our top ten licensees account for approximately 68% of our total licensing revenues in 2005. Overall, our ten largest customers account for 42% of our 2005 revenues, and these revenues are weighted towards the top few customers within this group. If we fail to maintain these relationships, these customers may reduce or cease purchases and use of our products, services and technologies, which could adversely affect our businesses and prospects. Moreover, if we fail to maintain these relationships, or if we are not able to develop relationships in new markets in which we intend to compete in the future, including markets for new technologies and expanding geographic markets such as China and India, our business, results and prospects could suffer.

In addition, although most of our major client relationships comprise multiple contractual arrangements of varying terms, in any given year certain contracts come up for renewal across each of our business lines. If we were unable to renew them under similar or more favourable terms, or if our relationship with several of these customers suffered or ended, our financial results could suffer.

From time to time, one or a small number of our customers or licensees may represent a significant percentage of our revenues. A decision by any of our major customers or licensees not to use our products, services or technologies, or their failure or inability to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons, could have a significant effect on our operating results.

2005 FORM 20-F – THOMSON GROUP 11

Back to Contents

Our revenue stream, its timing and our profit, as well as the success of our strategy outlined in our Two-Year Plan, depend in large part on our customers’ business plans and investment decisions in certain products and services, which in turn may depend on the often changing and unpredictable preferences of the public. If our customers do not commit resources to products and services that use ours and if the public does not demand or prefer our customers’ products or services, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

Our revenue stream, its timing and our profit depend on our customers’ business plans and investment decisions in certain products and services. For example, the customers of our Access Platforms & Gateways activity may determine the rate and time of service rollouts and associated products (such as set-top boxes or dual/triple-play gateways) differently than we anticipate. In the DVD and Film markets, new formats and major film releases may shift from quarter to quarter affecting the revenue stream and revenue recognition of our DVD Services and Film Services units. These types of situations occur primarily because we have no control over our customers’ business plans and investment decisions, which in turn depend largely on the often changing and unpredictable preferences of the public, which characterizes M&E industries. Feature film, television and other video and entertainment content production are inherently speculative businesses since the revenues derived from the production of such content depend primarily upon its expected and actual acceptance by the public, which is difficult to predict. The market for such content is highly competitive and competing products are often released into the marketplace at the same time. In addition, our businesses may be affected by shifts in public preferences of the medium over which this content is delivered. If the public does not prefer our customers’ content or their method of content delivery over those of our customers’ competitors, to whom we do not supply, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

The success of our strategy to be a preferred partner of the M&E industries and the on-going implementation of our strategy outlined in our Two-Year Plan depend in large part on our ability to timely and correctly identify and adapt to new or changing market trends and to develop and deliver innovative technologies, products and services for these industries in general and, in particular, for developing market segments such as electronic content management and distribution and Internet Protocol (IP) devices and solutions. If we fail to do so, we may also fail to achieve growth or the stated objectives of our Two-Year Plan, and our financial results may suffer.

The markets for our professional products, services and technologies are characterized by rapid change and technological evolution. We will need to expend considerable resources on research and development in the future in order to continue to design and deliver innovative products, services and technologies for the M&E industries, including technologies that we may license to manufacturers and other third parties and the new businesses in our Technology division focused on silicon and software solutions. Despite our efforts, we may not be able to develop and effectively market new products, services and technologies that adequately or competitively address the needs of the changing marketplace. New products, services and technologies can be subject to delays in development and may fail to operate as intended. There is no proven market for some of the advanced products, services and technologies that our businesses have begun to offer and have under development. There may be no or limited market acceptance of new products, services or technologies which we may offer, or significant competitive products, services or technologies may be successfully developed by others.

We expect that the future growth of our revenue will depend, in part, upon the growth of, and our successful participation in, new or evolving markets in the M&E industries. We have based our growth strategy on our vision of how the M&E industries may develop by 2010, including such significant long-term economic drivers as the following: some consolidation will occur in the M&E industries, while significant M&E groups and markets will emerge in Asia, particularly China; our M&E clients will have outsourced many of their activities; China and India will have become mainstream M&E markets; the transition to High Definition (HD) will be complete; mobile video will be pervasive; intellectual property will remain a key differentiator

12 2005 FORM 20-F – THOMSON GROUP

Back to Contents

and significant source of direct and indirect revenues; security technologies and services to combat piracy will have been implemented; China will have become a technology standards-setter; electronic delivery of content into the home will have emerged; consumers will continue to buy pre-recorded content at retail, but will also be purchasing or renting content (events, etc.) directly from home; in addition to film print, digital delivery of movies to cinemas will have developed; network operators will have largely switched to IP technologies; all networks will have “triple play” offerings; “connected products” will be ubiquitous inside and outside the home; and home networking will have been implemented. There is a risk this vision may be incorrect and the media and entertainment market may evolve differently and present different characteristics in the future. Should this risk materialize, our business could be adversely affected and our financial results could suffer.

Based on the above assessment, in the shorter term, we have identified four primary “boosters” (Content Services, Network Services, AP&G-Telecom, and Broadcast) for revenue growth during the Two-Year Plan period, as well as two more mature business activities, namely physical media (Film Services and DVD Services within our Services division) and, in Access Platforms & Gateways, set-top boxes for satellite, cable and digital terrestrial operators. We also identified four secondary “boosters” (electronic distribution services, networks, home networking, and silicon and software solutions) with the potential for growth in the longer term. See Item 4: “Information on the Company—Our Strategy”. We may have identified economic drivers, including growth “boosters”, which may not develop or may develop at a slower pace than we expect. We may also not identify new or changing market trends at an early enough stage to capitalize on market opportunities. At times such changes can be substantial, such as the shift over the last few years from VHS tapes to DVDs for consumer playback of movies in homes and elsewhere, and the possible shift over time from the use of physical media for distribution of video content to electronic distribution. Our growth and the success of our Two-Year Plan depends to a great extent on our ability to develop and deliver innovative products, services and technologies that are widely adopted in response to changes in the M&E industry and that are compatible with the products, services or technologies introduced by other entertainment industry participants. If we fail to correctly and timely identify and assess such economic drivers and new or changing market trends or to develop and deliver such products, services and technologies, we may fail to achieve growth or the stated objectives of our Two-Year Plan, and our financial results may suffer.

The success of our strategy to be a preferred partner of the M&E industries and the on-going implementation of our strategy outlined in our Two-Year Plan depend in large part on events, conditions and trends in the M&E industries. If these industries fail to grow at the pace we project or are affected by other events, conditions or trends, our growth and business prospects may be limited, we may fail to achieve the stated objectives of our Two-Year Plan, and our financial results may suffer. For example, events, conditions and trends in the motion picture industry, such as piracy of film and video content may adversely affect our customers’ businesses and decrease their demand for our content management and distribution services, which could adversely affect our financial results.

The ultimate success of our strategy and related Two-Year Plan depend in large part on events, conditions and trends in the M&E industries, which are outside our control. Changes in the business practices, consumer demands and other industry-wide factors in the M&E industries, whether due to regulatory, technological or other developments, could adversely affect demand for our products, services and technologies.

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

In addition, our ability to further penetrate the M&E industries may be limited, particularly for our Film and DVD Services and set-top box activities, because of the widespread use of our

2005 FORM 20-F – THOMSON GROUP 13

Back to Contents

current products, services and technologies by major industry players in these concentrated markets. This may exacerbate our dependence for future revenue growth upon growth and other events and conditions in these industries.

If the M&E industries fail to grow at the pace we project or are affected by other events, conditions or trends (such as or different from those described above), our growth and business prospects may be limited, we may fail to achieve the stated objectives of our Two-Year Plan, and our financial results may suffer.

Technological innovations can make older products and services less competitive and can have an adverse effect on the value of our existing patents and our revenues from licensing programs. Our financial results, in particular our revenues from licensing programs, may suffer, and we could be at a competitive disadvantage in our other businesses if we are unable to develop or have access, either independently or through alliances, to new and widely-used products, services and technologies in advance of our competitors.

The markets in which we operate are undergoing a technological evolution resulting from the increasing use of digital technology and an increasing overlap among video, voice and data services. Technological advances and new product and service introductions may render obsolete or significantly reduce the value of previously existing technologies, services, products and inventories. This could have a material adverse effect on our ability to sell these products and services or to make a profit from these sales. For example, the emergence of digital technology has had this effect on many products or services based on older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents and revenues from licensing programs. Also, within the physical digital formats, any technological shift could have an adverse effect on our ability to produce and sell such products, like DVD disks, to provide services based on digital technologies, or to make a profit from these sales. For example, we have witnessed in recent years a radical shift toward DVD disks and away from VHS cassettes and more recently some slowing in the growth rate for DVD sales volumes. Further, advances in technologies for downloading content from the Internet such as video-on-demand and similar or other technologies, which Thomson is also active in developing, may significantly reduce the demand for our DVD products or otherwise negatively affect our business.

We expect that the development of digitalization and the convergence of video, voice and data services will increase the pace and importance of technological advancement in our industry. As a result, we are investing in the development and marketing of new products, services and technologies. These investments might be made in unproven technologies or for products or technologies with no proven markets and may therefore yield limited returns.

We face strong competition in many of our businesses. Competition may push prices to unprofitable levels, which could adversely affect our financial results.

Many of the products and services we supply are subject to intense price competition. Furthermore, due to technological innovation and ease of imitation, new products tend to become standardized rapidly, leading to intense competition and price declines. We seek to innovate and to differentiate our products and services in order to minimize the effect of pricing pressures, as well as to design, build and source our products and their components in such a way as to adapt to such deflation. However, price-driven competition may result in reduction of profit margins. In order to protect our margins and improve our operating efficiency in the face of continuing price pressure, we continue to implement efficiency and restructuring plans and expect that such efforts will continue, although there is a risk that these efforts will not yield the anticipated results.

The growth elements of our strategy depend in part on expanding our product and services offering, our technologies portfolio and our geographic coverage, and hence our client base, in part through acquisitions and partnerships. This aspect of our strategy poses risks and uncertainties typical of such transactions.

14 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The success of our strategy depends on our ability to expand our products and services offering, technologies portfolio and geographic coverage, particularly in Asia, to broaden our client base in the M&E industries. We seek to accomplish this objective through, among other strategies, long-term partnerships and selective acquisitions. This strategy depends on identifying suitable partnership or joint venture opportunities, identifying suitable acquisition targets, financing their acquisition, obtaining the required regulatory and other approvals and integrating such acquisitions. The process of integrating an acquired company, business or technology, may create unforeseen difficulties and expenditures. The areas where may face risks include: retaining employees from businesses we acquire, cultural challenges associated with integrating employees from acquired businesses into our organization, unanticipated or unknown liabilities relating to acquired businesses, the quality of the assets we sought to acquire and the validity of any acquired patents. As a result of these acquisitions, we may also face an increase in our debt and interest expense. In addition, we face risks associated with acquisitions or partnerships or joint ventures, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers. We also encounter increasing risks in connection with the protection of our intellectual property rights. Those and other risks or potential difficulties inherent in acquisitions, partnerships and joint ventures, such as delays in implementation, unexpected costs or liabilities, disputes with partners, or not realizing operating benefits or synergies from completed transactions, may adversely affect our results, financial condition or prospects.

We rely on third-party suppliers, particularly based in China, to manufacture a substantial number of our products or sub-components, which entails financial, reputational and other risks to Thomson. In addition, we are developing or producing a number of our new products and solutions in partnership with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or on a timely basis. Also, our practices of selective co-development and of managing inventory on a just-in-time basis expose us to performance risks in respect of these suppliers, as well as certain force majeure risks.

We procure from third-party suppliers, particularly based in China, a substantial number of our products or sub-components. In addition, we consign to external suppliers extensive activities including procurement, manufacturing, logistics and other services. Reliance on outside sources increases the chances that the Group will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect our net sales and reputation for quality products. This reliance on external suppliers may also expose Thomson to the effects of suppliers’ insufficient compliance with applicable regulations or third-party intellectual property rights, as well as to the effects of production delays or other performance failures of such suppliers, which may also have an adverse effect on our sales, profits and reputation.

In addition, we complement our internal research and development or production activity by entering into co-development agreements and research programs with strategic partners or investors or by subcontracting certain activities, including the production of many of the products that we sell, to outside providers. These arrangements involve the commitment by each company of various resources, including technology, research and development as well as personnel. If these arrangements do not develop as expected, especially those that involve proprietary components and complementary technologies, if the products or solutions developed produced by companies working with us are not developed in a timely fashion, do not meet the required quality standards or experience production shortfalls or delays or other performance failures, or if the financial standing of our partners deteriorates, our ability to develop and produce these new products and solutions successfully and on schedule may be hampered. Furthermore, these arrangements increase risks in connection with the protection of our intellectual property used in such research programs and may give rise to potential conflicts over co-developed technologies with our R&D partners.

Moreover, we manage our inventory on a just-in-time basis, which expose us to performance risks of our suppliers as well as to certain force majeure risks. As a result, in addition to delays on other performance failures of our suppliers, our operations may be disrupted by external factors beyond our control,

2005 FORM 20-F – THOMSON GROUP 15

Back to Contents

including acts of God (e.g., natural disasters, environment and health conditions or calamities), labor disputes or strikes, civil disturbances, war, terrorism, or delay or failure in performance by our suppliers or transporters. Depending on the severity and duration of the disruption, our results of operations could be adversely affected.

The licensing of patents constitutes a significant source of revenue and profits for us. If sales by our licensees of products incorporating our technologies decline or if we are unable to replace expiring patents with new patents or proprietary technologies, our financial results could suffer.

We derive significant profit from the licensing of our various technologies to product manufacturers. We derived a significant portion of our operating income from our technology licensing business in fiscal year 2003, 2004 and 2005, respectively. Our top ten licensees account for approximately 68% of our total licensing revenues in 2005. Our licensing revenue is dependent on sales by our licensees of products that incorporate our technologies. We cannot control these and other manufacturers’ product development or commercialization efforts or predict their success. In addition, our license agreements, which typically require manufacturers and software developers to pay us a specified royalty for every product shipped that incorporates our technologies, do not require these manufacturers to include our technologies in any specific number or percentage of units, and only a few of these agreements guarantee us a minimum aggregate licensing fee. Accordingly, if our licensees sell fewer products incorporating our technologies, or otherwise face significant economic difficulties, our licensing revenue and profits will decline. Lower sales of products incorporating our technologies could occur for a number of reasons. Changes in consumer tastes or trends, changes in industry standards or potential weaknesses inherent in the technologies we license may affect our licensing revenue. Demand for new video products incorporating our technologies could also be adversely affected by increasing market saturation, competing products and alternate consumer entertainment options. In addition, our main licensees, for whatever reason, may not choose to or may not be able to incorporate our technologies in the future, which could in turn adversely affect our financial results.

We hold patents covering much of the technology that we license to product manufacturers, and our licensing revenue is tied in large part to the life of those patents. Our right to receive royalties related to our patents terminates with the expiration of the last patent covering the relevant technologies. However, many of our licensees choose to continue to pay royalties for continued use of our trademarks and know-how even after the licensed patents have expired, although at a reduced royalty rate. Our intellectual property portfolio results from an extensive patenting process that might be challenged by open innovation, strategic alliances, outsourced development and changes in regulations. To the extent that we do not continue to replace licensing revenue from technologies covered by expiring patents with licensing revenue based on new patents and proprietary technologies, our licensing revenue and profits could decline.

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

Our business is dependent upon our patents, trademarks, trade secrets, copyrights and other intellectual property rights. Effective intellectual property rights protection, however, may not be available under the laws of every country in which our products and services and those of our licensees are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or

16 2005 FORM 20-F – THOMSON GROUP

Back to Contents

our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights fully, particularly in certain countries outside the European Union and North America or where the initiation of a claim might harm our business relationships. For example, we have experienced, and expect to continue to experience, problems with Asian and other product manufacturers incorporating our technologies into their products without our authorization. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could experience increased operational and enforcement costs both inside and outside important manufacturing markets, such as China, and suffer substantial loss of licensing or other revenues and profits, which could adversely affect our financial condition and results of operations.

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

In addition, companies in the technology and M&E industries own large numbers of patents, copyrights and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have faced such claims in the past, we currently face such claims and we expect to face similar claims in the future. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make payments in connection with such settlements. An adverse determination could require that we pay damages (including to indemnify our licensees of the related intellectual property) or stop using intellectual property found to be in violation of a third party’s rights and could prevent us from offering our products and services or licensing the intellectual property to others. In order to avoid these restrictions, we may have to seek a license for the intellectual property. This license may not be available on reasonable terms, could require us to pay significant royalties and may significantly increase our operating expenses. The intellectual property also may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing intellectual property, which could require significant effort and expense. If we cannot license or develop non-infringing technologies for any infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our operating results and our financial condition.

We have completed major transactions in recent years to implement our repositioning strategy to disengage from our former television and Displays activities through outright disposals or through partnerships. In connection with these transactions, we now hold minority interests in companies that we do not control and face certain risks as a result.

2005 FORM 20-F – THOMSON GROUP 17

Back to Contents

In 2004 and 2005, as part of our strategy to disengage from consumer electronics markets, we entered into agreements to dispose of our former television and Displays activities. In 2004, we entered into a Combination Agreement with TCL International and TCL to combine our television manufacturing and distribution assets into TTE Corporation, a private joint venture company. In August 2005, we exercised our option to convert our 33% holding in TTE Corporation into a 29.32% interest in TCL Multimedia Technology Holdings (“TCL Multimedia Holdings” and formerly TCL International), listed on the Hong Kong Stock Exchange, substantially all of whose assets comprise its interest in TTE Corporation. Also in 2005, we disengaged from our Displays activity through a series of sales of our tube-manufacturing operations to the Videocon Group. In connection with this disposal, we agreed to invest a total of €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, and which is listed on the Luxembourg Stock Exchange. As we are minority shareholders in these entities and under the governing documents or shareholders’ agreements for these investments, certain key business decisions may be made without our approval. There is also a risk that disagreement or deadlock may arise among the shareholders of these entities resulting in decisions contrary to our interests. In addition, we are exposed to market risk as a result of these investments and, in the case of TCL Multimedia Holdings, in a company that operates in markets that we have identified as low margin or unprofitable. Therefore, if the share prices of TCL Multimedia Holdings or Videocon Industries decrease during the period in which we are shareholders, we may not be able to dispose of our interest at or above the price of our initial investment. This exposure to market risk is enhanced by the fact that we are subject to certain lock-ups and may not transfer our shares in TCL Multimedia Holdings or Videocon Industries for specified periods of time, subject to certain exceptions. For more information on these transactions, see “Information on the Company—Displays and CE Partnerships.”

Economic and geopolitical conditions may adversely affect our results and financial condition.

General economic trends in the countries in which our products and services are sold, primarily in North America, Europe and Asia, can have a significant impact on prices and demand for such products and services. Pricing pressure and soft demand in the markets in which we sell our products and services could result in further pressure on our profit margins, which could in turn adversely affect our financial results.

In addition, we source a large number of goods from emerging markets and are subject to risks inherent in these markets, including currency fluctuations, political and social uncertainty, exchange controls and expropriation of assets. These risks could disrupt our production in such countries and our ability to produce and procure goods for sale in our principal North American and European markets.

For more detailed discussions on our sales in our principal markets, refer to Item 5: “Operating and Financial Review and Prospects”, and for more information on our main production sites, refer to Item 4: “Information on the Company—Business Overview—Property, Plants and Equipment.”

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Most of our sales are in U.S. dollars and in euros; however, certain expenses are denominated in Mexican peso and Polish zloty, in particular those of our production facilities in Mexico and Poland. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates and the occasional illiquidity in some emerging markets currencies together with the potential for changes in exchange control

18 2005 FORM 20-F – THOMSON GROUP

Back to Contents

regulations in such emerging markets, we cannot assure you that we will be able to manage effectively these risks. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Item 11: “Quantitative and Qualitative Disclosures about Market Risk.”

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

2005 FORM 20-F – THOMSON GROUP 19

Back to Contents

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

ITEM 4 – INFORMATION ON THE COMPANY

A — History and Development of the Company

Company Profile

Legal and Commercial name:	THOMSON
Registered office address:	46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt France
Tel.: 33 (0)1 41 86 50 00
Fax: 33 (0)1 41 86 58 59
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

Fiscal year: January 1 to December 31.

Thomson provides technology, systems & equipment and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become a preferred partner to the Media & Entertainment industries through its Technicolor®, Grass Valley®, RCA® and THOMSON® brands.

In fiscal year 2005, we generated net sales of approximately €5,691 million (excluding operations treated as discontinued operations), of which €5,428 million was generated by our core Services, Systems & Equipment and Technology divisions. At December 31, 2005, the Group had approximately 32,000 employees in more than thirty countries.

20 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Historical Background

Thomson and the other principal companies in its group, RCA and Technicolor, have a long history in the development of technologies for the broadcast of radio and television, as well as for the colorization and processing of cinema film content. These technologies remain important for the group today. Historically, Thomson’s activities and clients had been focused on consumer electronics products and on the manufacturing and assembling of components.

In the second half of 2000, the Group started to position itself within the Media & Entertainment markets to benefit from its technological expertise as these target markets evolved. As part of this repositioning strategy, the Group made several acquisitions including Technicolor®, Philips’ professional broadcast business and Grass Valley®. In addition, the Group began to dispose of the consumer electronics finished goods and components businesses that generated the bulk of its revenues prior to 2000. The Group’s former Consumer Products and Components divisions were thus reshaped in 2004 with the disposition of substantially all of our television businesses (which was deconsolidated from August 1, 2004) in return for a 33% interest in TTE and in 2005 with the disposition of the bulk of our displays activity, comprising our television tubes and related components business (referred to herein as the “Displays activity”).

The repositioning of our business has been accompanied by a significant shift in our capital structure. Seven years ago, Thomson (formerly Thomson Multimedia and prior to that, Thomson Consumer Electronics) was indirectly wholly-owned by the French State. Following a series of transactions in our share capital in the period 1998-2003, the French State’s indirect interest in Thomson was reduced and, as of March 31, 2006, amounted to approximately 1.9% of our share capital. Our investor base developed further in 2004, most notably with the strategic investment by Silver Lake Partners LLP (“Silver Lake”) in a convertible/exchangeable bond (which, based on our current issued share capital, would convert into 8.6% of our share capital diluted to take into account the conversion of the bonds). At March 31, 2006, the public owned approximately 89% of the share capital of Thomson; Thomson held approximately 6% of the share capital in the form of treasury shares; and we estimate that our employees owned approximately 3%. For more details on our share capital, please refer to Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital.”

Our Strategy — Preferred Partner of the Media & Entertainment Industries

Thomson’s strategy is to build on its position as one of the world leaders in video technologies and as a preferred partner of the Media & Entertainment (“M&E”) industries to take advantage of expected growth opportunities in this sector. Our stated mission is to provide the M&E industries with services, systems & equipment and technologies they need to achieve their commercial objectives and to enhance their performance in a changing technology environment.

Starting in the second half of 2004, we sought to accelerate the implementation of this strategy through three key steps: the presentation of a “Five Point Plan” by the Board of Directors on July 20, 2004, approved by the shareholders’ meeting on September 15, 2004; the definition of five strategic priorities, announced on October 21, 2004; and the development of a “Two-Year Plan” to implement these strategic priorities, defined on November 30, 2004 and approved by our Board of Directors.

The Five Point Plan encompassed the objectives to support the Group’s development with the strategic investment of U.S. $500 million by Silver Lake, an American investment company specializing in taking significant shareholdings in leading technology companies; recognize individual shareholders’ long-term loyalty through the issuance of approximately 12 million warrants (bons d’acquisition ou de souscription d’actions nouvelles, or “BASA”); further incentivize Thomson employees to deliver the Group’s strategy through the implementation of a new stock option plan; optimize the Group’s financial structure through the implementation of a €400 million share buy-back program over an 18 month period; and reinforce the management team by combining the functions of Chairman and Chief Executive Officer and appointing of Frank E. Dangeard to this position, decided by the Board of Directors on September 15, 2004. For further details, please see Item 7 “Major Shareholders and Related Party Transactions—Distribution of Share Capital”.

2005 FORM 20-F – THOMSON GROUP 21

Back to Contents

Strategic Priorities

Thomson announced on October 21, 2004 five strategic priorities, which were defined based on its vision of how the M&E industries may evolve between now and 2010. For a more detailed discussion of this vision, please refer to Item 5 “Operating and Financial Review and Prospects—Overview—Key Economic Drivers.” Four of these strategic priorities continue to apply while the fifth was essentially achieved in 2005 with the Displays activity disposals:

1.

Broaden our Offering to Existing M&E Clients and Expand our M&E Client Base, including in Asia: The range of imaging and video systems and services that we can provide to our M&E clients has increased significantly in recent years. On the other hand, the M&E industries are highly concentrated, and the Group’s client base of content creators and content distributors follows this pattern, although the users of Thomson’s technologies are more diversified.

Accordingly, we set as a strategic priority to:

•	Expand the range of systems and services we offer to our existing M&E clients, including geographically, particularly in Asia; and
•	Expand our M&E client base by targeting (i) new categories of content creators and distributors, and (ii) M&E groups in Asia (e.g., China, India) and Europe.

With all of our clients, we are prepared to enter into long-term partnerships for the co-development of solutions tailored to their specific needs, and for the outsourcing of certain of their non-core activities. Thomson therefore expects the expansion of its business generally to take the form of long-term contractual relationships, which are prevalent in our existing business already today.

2.

Focus on Video Technologies: We own or have access to many of the technologies that are key to our M&E clients’ development. We set as a strategic priority to focus on the technology needs of our M&E clients in a digital environment (create, capture, package, distribute and access visual content securely and effectively in standard and high-definition digital formats).

Accordingly, the Group intends to increase its R&D efforts, launch new R&D initiatives (including a number of Group-wide multi-year projects in wireline and wireless content distribution, digital content production and management systems, digital cinema and other fields), strengthen its R&D partnerships, develop a strategy for technology acquisitions and give more visibility to its areas of technology excellence, while continuing its commitment to intellectual property and to its licensing activities under traditional (patent- and trademark-based) or new licensing models. As part of these efforts, Thomson constituted a Scientific Council to assess Thomson’s R&D in light of external developments in video technologies and Thomson’s strategy, to challenge R&D teams on their processes, output, roadmaps, and team qualifications and to make related recommendations to Thomson’s Chairman and Chief Executive Officer.

3.

Seize Growth Opportunities in Electronic Content Management and Distribution: It is a strategic priority for Thomson to expand further in the digital preparation of content, the management on behalf of our M&E clients of digital content flows and the management of certain elements of video-specific infrastructure.

Electronic content management and distribution span all activities and divisions in Thomson, from post-production to broadcast equipment and media services, to access and home networking devices, and present significant growth opportunities for the Group. Certain of these activities, such as post-production, are already important contributors to the Group’s revenues and profit, while others, such as network services (advertising networks, play-out outsourcing, video-centric infrastructure management), are emerging activities within the Group. The Group intends to commit significant resources, notably in support of client-led initiatives, in the areas of security, IP-based distribution and network services.

4.

Lead in IP-Devices and Solutions: Distribution networks for visual content are embracing Internet Protocol (“IP”) technologies, enabling voice/data/video content to be accessed seamlessly by end-customers. Network operators focus on access devices as an important link to their end-customers, and a way to differentiate their offering.

22 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Accordingly, we set as a strategic priority to provide our distribution clients with the appropriate “connected” devices, device and network solutions and integration services, building on our leading position in set-top boxes, and DSL modems and our strong Integrated Circuit (“IC”) design capabilities. We also intend to leverage our core asset base of brands, physical distribution strength and consumer marketing and technology know-how to develop related home networking solutions for end-consumers and integration solutions for network operators.

5.

Actively seek Partnerships in Displays: We had set as a strategic priority to ensure that our Displays activity participated swiftly in the consolidation of the display industry. In 2005, this objective was achieved through our Display activity disposals to Videocon and Rioglass. These operations are reported as discontinued operations in our consolidated financial statements of and for each of the year ended December 31, 2005 and 2004 prepared in accordance with IFRS. For further information about these disposals and related costs please refer to “—Business Overview—Displays and CE Partnerships—Displays” and Item 5: “Operating and Financial Review and Prospects—Results of Operations for 2005 and 2004—Net income from discontinued operations”.

Two-Year Plan

Our Two-Year Plan seeks to set out a framework for implementation of these strategic priorities over 2005 and 2006. It was defined on November 30, 2004 and approved by our Board of Directors.

The Two-Year Plan identified areas with potential for significant revenue growth. In the framework of the plan, we identified opportunities for strong increases in revenues during the Two-Year plan period through four identified businesses, labelled primary “Boosters” for growth, summarized in the table below. Acquisitions and organic growth in these businesses generated significant additional sales for the Group in 2005. See Item 5: “Operating and Financial Review and Prospects—Results of operations for 2005 and 2004—Analysis of Net Sales”. Four further areas were identified as secondary “Boosters”, which may provide us with significant long-term growth opportunities beyond 2006 but limited growth over the two-year period ending December 31, 2006. Each of the eight “Boosters” includes geographic expansion, often in Europe but also in China and India, among other markets. These boosters have been a focus of our organic growth investments and acquisitions during 2005. We set out below these eight “Boosters” together with the division in which they operate.

2005 FORM 20-F – THOMSON GROUP 23

Back to Contents

Primary "Boosters"
Secondary "Boosters"
Division
Content Services
(e.g., Moving Picture Company acquisition)
Network Services
(e.g., Premier Retail Network and Corinthian acquisitions)
Electronic Distribution Services
(digital cinema & VoD services)
Services
Broadcast
(e.g., Canopus acquisition)
AP&G - Telecom
(e.g., Inventel & Cirpack acquisitions)
Networks
(e.g., TBM acquisition)
Home Networking
Systems & Equipment
Silicon & Software Solutions
Technology

We also identified two more mature business categories: the physical media businesses (film and DVD), and set-top boxes for satellite, cable and digital terrestrial operators (within the Access Platforms & Gateways activities).

24 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Our Organization

In order to better focus our organization on the implementation of our strategic roadmap and Two-Year Plan, we implemented effective from January 1, 2005 a new divisional structure designed to better address the needs of our different M&E customers, which include: content makers (e.g., film studios, broadcasters, game developers and advertisers); content distributors (e.g., broadcasters, cable and satellite providers, telecommunications providers and ISPs, cinemas and retailers); and users of our technologies (e.g., consumer electronics manufacturers and IT industries). Our three core business divisions are set out below:

•

Services (44% of reported 2005 Group revenues): This division offers end-to-end management of services for our customers in the M&E industries. We offer services related to the preparation and distribution of video content, whether in the form of physical media (principally analogue film or DVD) or electronic media (e.g., Digital Cinema, Video on Demand). We also provide network services to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide their audiences/customers with video content. Thomson is the world leader in video content preparation for content owners/creators under the Technicolor® trademark. We describe the activities in this division in more detail below under the following headings:

–	Physical media: Film Services and DVD Services;
–	Content Services;
–	Network Services; and
–	Electronic Distribution Services.
•

Systems & Equipment (41% of reported 2005 Group revenues): This division plays a key role at both ends of the M&E distribution chain, interfacing with content makers through the provision of video-focused systems and equipment such as television broadcast cameras and outside broadcast vans, on one end of the chain, and with network operators, retailer and end-consumers through sales of equipment such as set-top boxes, at the other end. The activities of this division are described in more detail below under the headings:

–	Broadcast & Networks (“Grass Valley”);
–	Access Platforms & Gateways – covering Satellite, Terrestrial and Cable customers on the one hand and Telecom operators on the other; and
–	Connectivity (comprising the Communications activity following the decision to sell the Audio/Video and Accessories activities, as described below).
•

Technology (10% of reported 2005 Group revenues): We formed this division in 2005 to strengthen our focus on media technologies and to consolidate the realignment of our research and development activity with our long-term strategy. The division includes the following activities:

–	Corporate Research;
–	Licensing of patents and trademarks;
–	Silicon Solutions: Integrated Circuit (“IC”) design, tuners, and remotes; and
–	Software & Technology Solutions: Security, imaging and networking software services, and other technologies.

We also established a fourth non-core segment, Displays & CE Partnerships, which has been implementing the Group’s strategy to participate in the consolidation of the television tubes industry (although the bulk of our Displays activities are treated as discontinued operations in accordance with IFRS in our consolidated financial statements included herein as of and for each of the years ended December 31, 2005 and 2004, in light of their disposal in 2005). This segment reflects our television operations prior to their contribution to TTE and deconsolidation effective August 1, 2004 (which are not treated as discontinued operations under IFRS). In 2005, it has been responsible for managing our consumer electronics (CE) partnerships, in particular TTE, including our role as the sales and marketing agent for TTE in North America and Europe until the second half of 2005.

During 2005, we completed the disposal of the vast majority of our Displays activity, by way of two transactions covering the bulk of our tubes and glass operations with members of the Videocon Group of companies (“Videocon”) and the transfer of our Videoglass glass manufacturing operations based at Bagneaux-sur-Loing to the Spanish group, Rioglass. As a result, the Displays activities disposed of have been treated as Discontinued Operations in our financial results for each financial year 2004 and 2005. For further details on the discontinuation of

2005 FORM 20-F – THOMSON GROUP 25

Back to Contents

our Displays activity and the transactions with Videocon, please refer to “—Business Overview—Discontinued Operations”.

At the end of 2005, the Displays & CE Partnerships segment comprises our substantially reduced non-core operations relating to our former television or displays activities. These are principally the sub-contract manufacturing operations for TVs situated at Angers, France and the displays components (guns and yokes) operation situated at Genlis (refer to “—Business Overview—Displays and CE Partnerships”).

Since announcing the Two-Year Plan, we have continued to review the performance and strategic fit of our businesses involving the sale of products primarily through retail outlets – principally Communications (telephony), Audio/Video consumer electronics products and related Accessories. At the start of 2005, these businesses were grouped under the heading of Connectivity in the Systems & Equipment division. On December 12, 2005 we announced that in the light of their weaker than expected performance and a review carried out following the termination of our role as sales and marketing agent for TTE and resulting separation of the Connectivity sales and marketing functions from TTE, we had decided to seek partners for the consumer Audio/Video and Accessories products activities. The Communications business has a much stronger strategic fit and will be retained and developed within the Systems & Equipment division. The Connectivity operations (other than Communications) are treated under IFRS as assets held for sale and their results included in discontinued operations, along with our residual optical modules activities which will be transferred in early 2006. For more information on our discontinued operations, refer to “—Business Overview—Discontinued Operations”.

During 2005, we have also put additional focus on centralized “Business Operations” under the leadership of Didier Trutt who was appointed Chief Operating Officer of Thomson in September 2005. Business Operations focuses particularly on efficiency of our operations and costs savings, particularly where we can gain economies of scale through centralized operations, such as sourcing and IT Services, and the Process Transformation Initiative program, as described in more detail below under “—Business Overview—Business Operations”. The costs associated with the Business Operations function are allocated to the appropriate division or treated as central overhead included in “Corporate” within our results by segment.

For certain recent developments regarding the implementation of our Two-Year Plan and Thomson’s strategy for the future, see Item 5: “ Operating and Financial Review and Prospects—Events Subsequent to December 31, 2005”.

Until January 1, 2005, prior to the re-organization described above the Group comprised four operating divisions:

•	Content and Networks – principally businesses now included in the Services and Systems & Equipment divisions;
•	Components – principally the Displays activities which were disposed of during 2005;
•	Consumer Products – principally the Connectivity businesses (which from start 2005 were included in the Systems & Equipment division) and the Television business (prior to its disposal in 2004); and
•	Licensing – comprising the Licensing business now included in the Technology division.

B — Business Overview

The table below sets forth the contribution to our consolidated net sales for 2004 and 2005 in accordance with IFRS for each of our divisions based on the organization effective January 1, 2005.

The results of the bulk of our Displays activities and those of the Audio/Video and Accessories activities are treated as a net item within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004, and are therefore not reflected in our reported net sales. The substantial majority of the net sales shown in the Displays & CE Partnerships segment in 2004 comprise sales of our television activity and in 2005 are sales of our residual non-core manufacturing assembly operations.

26 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The bulk of our television activity was deconsolidated effective August 1, 2004 following the creation of TTE in partnership with TCL International and TCL Corporation, to which this activity was contributed. Accordingly, our consolidated financial statements as of and for the year ended December 31, 2004 reflect within the Displays & CE Partnerships segment seven months of Thomson as owner and operator of this television business and the remaining five months as a service provider to TTE pursuant to certain contractual arrangements. In September 2005, the sales and marketing services provided ceased and were transferred to TTE, and the contractual arrangements for providing sub-contracted manufacturing services were re-negotiated. Displays & CE Partnerships therefore include television sales for the first seven months of 2004 of €845 million and manufacturing and sales and marketing agency services provided to TTE during the remaining five months of 2004 representing €185 million, while in 2005 the latter amounted to €56 million.

	2004	% of total	2005	% of total

	(in € millions, except percentages)
Sales from continuing operations
Services	2,338	38.8%	2,487	43.7%
Systems & Equipment	2,109	34.9%	2,355	41.4%
Technology	498	8.3%	546	9.6%
Displays & CE Partnerships	1,068	17.7%	263	4.6%
Corporate	23	0.3%	40	0.7%

Total	6,036	100.0%	5,691	100.0%

Services

Our Services division generated a contribution to consolidated net sales in 2005 of €2,487 million (44% of the Group’s consolidated net sales). The division offers end-to-end management of services for our customers in the M&E industries. We offer services related to the preparation and distribution of video content, whether in the form of physical media (principally analog film or DVD) or electronic media (e.g., Digital Cinema, Video on Demand). We also provide network services to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide their audiences/customers with video content. The Services division comprises: Content Services; Film Services and DVD Services (together referred to as our “physical media” businesses); Electronic Distribution Services and Network Services Content Services encompass services provided pre-production, during production and post-production such as colorization services, visual effects (“VFX”), manipulation of digital intermediates (i.e., the digital manipulation of images and the data from which images are generated, including the correction of color, as part of the finishing process for theatrical (film) and broadcast (TV) content), subtitling, editing and creation of final masters for theatrical film and video release. Our physical media services cover Film Services and DVD Services (and residual VHS operations), including content preparation, planning, manufacturing and physical distribution services, storage (compression, archiving, indexing), digital media asset management (storage, manipulation, retrieval and streaming of video and audio content), asset rights management, anti-piracy/security solutions and technology consulting. Electronic Distribution Services was established to pursue opportunities that we expect to arise as the electronic distribution of content becomes more widespread. Network Services assembles video programming and/or manages distribution of video content through video networks to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide their audiences/customers with video content.

The Services division operates in the growing worldwide market for the capture and manipulation/distribution of video content. The division seeks growth by extending the range and depth of its product and service offerings to its existing customers, by

2005 FORM 20-F – THOMSON GROUP 27

Back to Contents

supplying them with solutions that integrate multiple services and functions enabling our customers to better commercialize their content, while developing new solutions to support their transition to digital technology and developing relationships with new important customers. This growth strategy builds on the Group’s strong existing position in this business segment, its very close relationships with its M&E clients and its strong capabilities in research and innovation.

Some segments of the M&E industries are increasingly concentrated, resulting in a number of key clients, concentrated geographically in the U.S. West Coast, accounting for a substantial proportion of our services business and revenues. We have started to diversify to serve other markets such as advertising and video games. Accordingly, in line with our Two-Year Plan, we also seek to diversify our client base and expand geographically.

Operating principally under the Technicolor brand, we are a worldwide leader in the development and printing of film reels, in DVD services for content producers/owners, and one of the worldwide leaders in both Content Services, including post-production and visual effects, and the activities performed by our Network Services business.

Currently, our physical media activities contribute the majority of the division’s revenues with DVD Services contributing almost 60% and Film Services over 20%. We expect these physical media activities to remain the largest contributors to the Services division for a few more years but aim to achieve significant growth in Content Services, EDS and Network Services as the transition of content to digital format and digital/electronic distribution continues to develop and the use of video content and video networks becomes more widespread.

We recently expanded the Content Services and Network Services businesses through acquisitions as well as organically and in EDS we have started the rollout of the SkyArc digital advertising network and signed various agreements related to the proposed rollout of digital cinema services, as described below. Our strategy is to continue to develop these parts of the Services division.

The Services division has been built around the Technicolor-branded businesses, acquired in March 2001. Technicolor’s leadership position is based on more than 90 years of motion picture industry leadership, combined with access to the Group’s technology, technical excellence, global reach and scale, an integrated and secure service offering to its customers and an organization-wide focus on quality and customer service. We provide services and products on a global scale from operating locations in North America, Europe and Asia.

With the acquisition of Panasonic Disc Services in June 2002, the Group acquired contracts to perform DVD replication for Universal Studios and Paramount. In addition, following the signature of significant contracts, we began to work on Universal Studio’s worldwide film processing and Paramount’s European DVD replication business in the first half of 2003 and 20th Century Fox’s European film processing in the second half of 2003. In the second half of 2003, we completed the acquisition of Cinecolor (based in Thailand), one of the premier companies in the Austral-Asian film and post-production markets. In 2004, Thomson expanded its Canadian service offering with the acquisition of Command Post, based in Toronto and Vancouver. It also purchased Madrid Film, the largest film and digital film servicing provider in Spain, with facilities in both Madrid and Barcelona. In mid-2004, we expanded our foreign language versioning offering in Content Services with the acquisition of International Recording, a Rome-based business with a long history of servicing customers’ sound requirements. Also in 2004, we announced that we would construct our first studio-based digital intermediate facility where content can be manipulated in digital form (before conversion back to analog form where appropriate), to be located on the Sony Studios lot in Culver City, California, increasing our capacity for the digital intermediate service offering the Group launched in 2001; this facility is expected to open in the second quarter of 2006. In December 2004, we acquired The Moving Picture Company (“MPC”) specializing in VFX in Content Services.

In 2005, we have continued to grow our Network Services business, both in broadcast playout services (e.g., services such as providing live studios, graphics, audio production and post-production and transmission play-out) building on the acquisition in November 2004 of Corinthian Television Facilities

28 2005 FORM 20-F – THOMSON GROUP

Back to Contents

in the United Kingdom, the addition of VCF Thématiques in October 2005 and the recent contract with TV5, as well as the purchase in August 2005 of Premier Retail Network, a leader in in-store retail networks based in the United States to develop our retail media networks.

In many parts of our Services businesses, relationships with most major customers are covered by exclusive long-term contracts. In the physical media activities, these are usually three to five years and typically cover volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements for specific types of services, which include a fixed duration and specific terms depending on the particular geographical zone. Under the terms of certain of these contracts, we make advance payments at the commencement of the contractual relationships, which are reimbursed in line with manufactured volume over the duration of the contracts. For more information on these contracts, see Note 17 to our consolidated financial statements. Our key customers in 2005 in these businesses included major film studios such as Disney, Warner Bros., Universal Studios, DreamWorks, 20th Century Fox and Paramount, and, to a lesser extent, software and games publishers such as Microsoft and Electronic Arts. The Content Services activities also dealt with many of the same customers, but not under long-term contracts.

We continue to support and guide our customers through an industry-wide transition that is underway to digital formats and services. Based on our current and targeted customer base, we believe this transition offers opportunities, in particular in the areas of the development of high definition optical disc formats (Blu-ray and/or HD-DVD), digital cinema, digital post-production and post-post production, digital media asset management and broadcast play-out services in both our existing markets (principally the United States, Europe and Asia) and in new geographical regions.

We believe that operational and technological synergies exist between the Services division and Thomson’s other divisions for the next generation of technologies for content distribution, including systems & equipment for electronic storage and distribution and technology relating to copy protection, digital rights management, media asset management and networking.

Content Services

Through Content Services, we offer a comprehensive set of content creation, content completion and management services to M&E clients, in the theatrical (cinema), television and commercial/advertising segments. Through recent acquisitions, most notably MPC in visual effects, we expect to continue to grow our support services to the commercial advertising creative and production communities. The range of services provided includes processing of daily film rushes and high definition digital dailies during filming, negative assembling, digital intermediate color-grading services, editing and the creation of masters including those used for theatrical film release, post-theatrical release services (including video/format mastering, compression, authoring and asset management), DVD replication, broadcast television (covering all global standards such as NTSC, PAL and High Definition) or for other forms of electronic distribution. We continue to expand our digital media asset management capabilities and roll-out our global digital network to ensure rapid and secure roll-out of content.

We currently provide services in both analog and digital formats and the ability to move easily between both formats. These services support the content creators’ needs to work in both environments simultaneously. With the transition of the creative process to digital format, the secure management of digital media assets is becoming increasingly important. We have developed digital media asset management solutions allowing the same storage, management and retrieval of content for easy distribution to multiple distribution channels. The concept of a proprietary global digital network to allow rapid and secure movement of content, particularly during the time-critical production phase, is now being offered to our key customers.

In the area of content security, we have developed innovative solutions, which have been adopted by content creators. In 2003, we developed an infrastructure permitting the identification and tracking of advance screening copies of films for

2005 FORM 20-F – THOMSON GROUP 29

Back to Contents

Academy Award™ nominations in the United States. In addition, Thomson developed hologram and other copy protection supports for Microsoft game content.

The content services market is fragmented with significant elements still being handled internally by some major studios. The market is, however, now beginning to consolidate in some areas with increasing proportions of particular services being outsourced by the studios to multiple suppliers who can meet their technical and service requirements. Thomson has a growing share of the content services market and has significantly enlarged its global service offerings and expertise to benefit from the growth of this very fragmented market. Our main competitors for Content Services include Ascent Media, based in the United States, and in some areas Deluxe, until recently a subsidiary of Rank plc. In the fragmented market for visual effects, ILM is a major competitor.

Film Services

After the process of creating and preparing the content is complete, our film services business offers bulk-printing services for the release of a film to cinemas. A major studio worldwide release today can require in excess of 10,000 copies of a film to be printed and delivered to cinemas for simultaneous release. Increasingly, releases are occurring simultaneously worldwide, which requires processing film prints on a large scale and in close coordination with the creative processes to handle multiple language versions in a fast and efficient manner. Through six main facilities in North America, Europe and Asia, Technicolor processed over 5.3 billion feet of film in 2005, compared to 5.1 billion feet in 2004.

In 2005, we increasingly focused our release printing operations on the facilities in Mirabel and Rome. Our Mirabel film processing facility located near Montreal, Canada, handles about 55% of the Group’s North American requirements (compared to 51% in 2004). The largest cost in this business is the cost of purchasing film reel, for which Kodak is a major supplier.

We also provide logistical support in North America, delivering prints and studio marketing materials to cinemas. We continue to pursue opportunities to expand these logistical service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content. Our main competitor in this business is Deluxe, which was recently sold by the Rank Group plc. There are proposals for a widespread rollout of digital cinema, particularly in the United States, as described below under “—Electronic Distribution Services”, though we expect that such a rollout will take several years.

DVD Services

Through DVD Services, we provide end-to-end packaged media services (DVD and VHS) to content owners. We prepare content and manufacture and distribute DVDs, video and game DVDs and CDs from 23 locations across North America, Europe and Australia. We also manufacture and distribute VHS cassettes. We provide a turnkey integrated solution for video and games content producers that spans mastering, manufacturing, packaging and distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. In recent years, we have continued to expand distribution services in Continental Europe including Spain (2004), Scandinavia (2004) and France (2004), to augment existing distribution infrastructures based in the United Kingdom, Holland and Italy. To support this pan-European distribution network, a new information services platform (ESCO) was implemented in 2004. This network provides end-to-end supply chain services for our clients.

DVD Services continues to increase utilization of its lower-cost production facilities located in Guadalajara, Mexico and Piaseczno, Poland. Packaging and distribution in the United States is supported by a multi-region/multi-site facility platform with a concentration of such activities based in our Memphis, Tennessee facility. Our VHS duplication operations in The Netherlands, Spain and Italy were relocated to the existing VHS facility in Wembley, United Kingdom in 2004. Similarly, our VHS operations in Camarillo, California, were consolidated into our facilities in Livonia, Michigan, and Mexicali, Mexico, in 2004. Continued consolidation will be pursued in 2006.

30 2005 FORM 20-F – THOMSON GROUP

Back to Contents

In December 2005, Thomson had annual capacity to produce 1.7 billion DVDs supported by 1.64 million square feet of dedicated distribution space.

DVD Services has positioned itself for the introduction of next generation/high definition DVDs, having installed dedicated HD-DVD and Blu-ray manufacturing equipment to support a launch of both formats in 2006. Growth in 2007 and beyond will depend on consumers’ demand for the formats and content offered by major studios and the consumer electronics industry. Thomson remains prepared to support and benefit from any growth based on its strong technical capability and existing infrastructure of optical disc service offerings.

The packaged media volumes continue to grow, fueled by continuing demand for video DVDs, as well as video games. The launch of Xbox 360 in 2005 is expected to provide a boost to games console volumes during 2006.

We believe we are the largest independent DVD replicator in the world based on volumes. Our largest competitor is Cinram. Our main customers include Disney, Universal Studios, DreamWorks, Paramount and Microsoft.

Electronic Distribution Services

The new Electronic Distribution Services activity was established to pursue opportunities that we expect to arise as the electronic distribution of content becomes more widespread. The scale of its operations is currently limited, but it was active during 2005 in managing the rollout of the SkyArc digital advertising network for exhibitors/cinemas which are customers of our Screenvision joint venture, as described below under “—Cinema Advertising (Screenvision)” and was also active in the launch of digital cinema under the Technicolor Digital Cinema (“TDC”) brand. In November 2005, we announced that we entered into digital cinema usage agreements with certain major Hollywood studios, including DreamWorks, Sony Pictures, Universal Pictures and WarnerBros. to accelerate the rollout digital cinema systems. Under the agreements, each of the studios has agreed to distribute content digitally throughout North America and pay “virtual print” fees for screens equipped with TDC systems. In January 2006, we announced an agreement with a major U.S. exhibitor, Century Theatres, to undertake a beta-test deployment of TDC systems in 90-120 screens in the first quarter of 2006, with a view to a broader rollout thereafter. Electronic Distribution Services is also active in exploring opportunities in electronic distribution for Video on Demand applications.

Network Services

We provide network services to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide their audiences/customers with video content. We assemble video programming and/or manage distribution through video networks on behalf of these customers. In their activities, our customers may rely on us to optimize their cost structure (paying us a fee-based revenue for an outsourced service) and/or develop their revenue (through an advertising-based model).

Our Network Services activities comprise Broadcast, Retail Media Networks and Cinema Advertising. The demand for the former is principally driven by the trend towards outsourcing broadcast playout, while the latter two are driven principally by the increase in out-of-home advertising. Our expertise in designing and managing digital centres is one of the key skills underpinning these activities.

Broadcast

Our Broadcast activity assembles programming and manages the playout of video content for broadcasters through playout facilities. Revenues are generally earned in accordance with fees specified in contracts with our customers.

During 2003, in partnership with Disney, Technicolor designed and built a broadcast play-out facility for Disney Channel Japan and is managing the operations on behalf of Disney, ranging from content preparation to broadcasting of television-related content. In 2004, we acquired the U.K.-based Corinthian Television Facilities, one of Europe’s leading independent broadcast playout facilities, which handles the playout of Disney’s channels in many of the European and Middle Eastern markets. We have recently expanded the technological capability of this facility with the construction of a multi-channel playout suite, which provides enhanced

2005 FORM 20-F – THOMSON GROUP 31

Back to Contents

functionality (e.g., high definition, or “HD”), improved channel launch times and operational efficiencies. This gives us the opportunity to add further customers/channels to this facility. VCF, which provides playout services to many of the French broadcasters (including Multithématiques and Canal Plus), was acquired in October 2005. Also in October 2005, Thomson was awarded the contract to design, build and operate the new playout facility for TV5 Monde in France. In the very fragmented market of outsourced broadcast playout, our main competitor is Ascent. In January 2006, we completed the acquisition of the EDS network services contracts and teams (Convergent Media Systems). This reinforces our network installation, playout and maintenance capabilities.

Retail Media Networks

In August 2005, we expanded our Network Services activities into retail media networks through the acquisition of Premier Retail Network, the leader in the fast-growing market of out-of-home video advertising networks in retail outlets. Based in San Francisco, California, Premier Retail Network manages in-store television networks in over 6,000 locations across leading retailers mainly in the United States, most notably in WalMart and also in Sam’s Club, Costco, Albertsons, Best Buy and Circuit City. Premier Retail Network offers a comprehensive range of services including installation and management of electronic media infrastructure, conversion and preparation of electronic video content, video content aggregation, including media sales and management of thousands of playlists. According to Frost & Sullivan, Premier Retail Network is the U.S. leader based on value in the fast-growing market of out-of-home video advertising networks in retail outlets reaching over 200 million viewers every month. The objectives of the Two-Year Plan include the rapid extension of the U.S. network and European expansion. Main advertising competitors are television and cable networks and other media outlets.

Cinema Advertising (Screenvision)

Since 2001, we have developed our screen-advertising activities in two 50:50 joint ventures with Carlton Communications (now ITV). Through both Screenvision Europe and Screenvision U.S., we are engaged in the business of cinema screen-advertising across Continental Europe and the United States, respectively. The contracts with cinema owners or operators vary in length from approximately three to five years. In return for granting exclusive rights to our screen-advertising operations, the cinema owner or operator receives a share of the revenues from advertisers, and in certain cases may be supported by a minimum revenue guarantee. In addition to selling advertising on the cinema screen, our joint venture operations have also developed supplementary revenue streams for cinema owners or operators. Revenues are also generated from promotional activity in cinema foyers and poster and other display units have been installed in cinemas allowing advertisers further opportunities to target the valuable and captive cinema-going audiences. Our main exhibitor contracts include UGC, Loews and Carmike. Our main customers include advertising agencies and advertisers.

In 2005, we commenced the roll-out of digital technology in the screen-advertising industry, with the deployment of the SkyArc™ digital advertising management system in approximately 1,500 screens by the end of 2005. Screenvision plans to deploy this system in an initial phase covering 5,000 screens by year-end 2006. The deployment is being managed by our Electronic Distribution Services activity, as described above, which is also managing the system for Screenvision.

We hold a leading market position in the United States. Our key territories in Europe include France, Spain, Portugal, Belgium and the Netherlands. Our cinema screen advertising businesses compete with similar sales operations controlled by independent cinema owners or operators. Our competitors include National Cinemedia (NCM), which is part of the Regal entertainment group, a major exhibitor, CMS, supported by Kodak servers in the United States, and Mediavision in Europe.

Systems & Equipment

The Systems & Equipment division provides equipment and services for the capture and processing of video content and for the distribution and delivery to the end consumer of content, particularly video content but also increasingly double and triple play solutions (voice/data and voice/data/video respectively). The main customers of the division are broadcasters and network operators. We also distribute

32 2005 FORM 20-F – THOMSON GROUP

Back to Contents

some products through retail channels. Principal products include studio and professional cameras, film imaging and signal processing equipment, head-end encoders/decoders, broadcast servers, routers, softswitches, set-top boxes (single, double and triple play), modems, customer premises equipment (CPE), and telephony products. The manufacture of many of these products is outsourced, with a lower proportion for more complex broadcast products and very high proportion in access products and CPE equipment.

These businesses are described below in more detail under three headings:

•	Broadcast & Networks (“Grass Valley”);
•	Access Platforms & Gateways; and
•

Connectivity, including the Communications activities. In December 2005, the Group announced a planned divestiture of the Consumer Audio/Video and Accessories businesses. Accordingly, they are classified as discontinued operations in our consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004 and described under section “—Discontinued Operations” below.

Broadcast & Networks (“Grass Valley”)

Broadcast & Networks (“Grass Valley”) provides products, systems design and integration expertise, as well as professional services for the global broadcast, film production, professional audio/video users and network provider industries (including cable, satellite and terrestrial broadcast and telecommunications).

The business has been expanded significantly over recent years through the acquisition of Grass Valley Group in March 2002 and subsequent development of its product offering. The product range was expanded further during 2005 with the acquisition of the Thales Broadband & Multimedia (“TBM”) business, which was completed in December 2005. This complementary business will allow for systems integration for IPTV service, providing network operators with asset management, delivery optimization, and head and middleware solutions. TBM strengthens our offering in video content distribution using Internet Protocol solutions (IPTV), video-on-demand and mobile television, as well as digital television and radio transmission systems and equipment. The business is being expanded further with the successful friendly takeover offer launched in late 2005 to acquire Canopus, a Japan-based leader in high-definition desktop video editing software. This transaction, which was completed in January 2006, also expands our offering significantly to the professional audio/video segment.

Broadcast & Networks (“Grass Valley”) accounted for around 20% of the revenues of the Systems & Equipment division reported for 2005 and is expected to account for a significantly higher percentage in 2006 due to both organic growth and contributions from the acquisitions of Canopus and TBM. Canopus had annual revenues in excess of €50 million at the time of acquisition and TBM had revenues of €154 million for the twelve months period ended December 31, 2005.

We offer one of the industry’s broadest set of solutions for media & entertainment clients, including high-definition and standard definition cameras for outside broadcast and studio use; PC-based software for news, sports and feature production; storage and playback devices; digital video vision mixers and routing switchers; products for converting and synchronizing digital signals within broadcast facilities; and software for monitoring products within broadcast facilities. For the film industry specifically, we provide digital cinematography cameras (notably the Viper camera which has been increasingly used for feature films, for example “Collateral”) and a complete set of digital post-production products. In addition, we offer a set of advanced video compression and distribution products and network management software for network and pay-TV operators.

Broadcast & Networks (“Grass Valley”) is now well-positioned to exploit growth opportunities generated by technology shifts in the field of digital media acquisition, production and creation, management and distribution.

2005 FORM 20-F – THOMSON GROUP 33

Back to Contents

The markets in which the Systems & Equipment division operates are being influenced by a number of key trends, notably the following:

•	a quest for higher quality evidenced by the accelerating migration to the high definition (“HD”) format, particularly in the United States;
•	the integration of Internet Protocol (IP) and IT technologies with advanced video technologies in content capture, processing and distribution; and
•	the broadening of the market as the use of video becomes more pervasive, particularly in the corporate or “Enterprise” environment.

In Broadcast & Networks, these trends are affecting both the high-end professional market and also the larger ProA/V that we are increasingly addressing.

The evolution from video tape-based to digital disk-based newsrooms continued in 2005. In this market, Broadcast & Networks (“Grass Valley”) continued to see increased adoption of its digital video servers for storage and playback, as well as for its standard PC-based software for news content and feature production for small- to large-scale news operations worldwide. The acquisition of Canopus with its strength in editing is expected to further strengthen our offering in this area.

We have continued to invest in MPEG 4-based platforms for highly efficient HD compression. A key objective of global media leaders is to create and produce the highest quality content in the most efficient manner possible. This is a key trend worldwide, from well-established broadcasters to those operating in emerging digital media markets such as China and adjacent markets, such as ProA/V users in corporate and university media centres, distance learning and governmental networks. We continue to pursue digital affordability by combining IT, standard PC and networking software and broadcast-quality video technologies to deliver a set of lower-cost products. In 2005, Broadcast & Networks (“Grass Valley”) introduced several new products and diversified its distribution network to reach this expanded customer base, most notably with our Infinity product range which addresses the needs of professional audio/video specialists with digital camcorder and digital news production facilities.

Broadcasters’ ongoing drive to create and distribute the highest quality content in the most efficient manner has also created new maintenance, professional services and support opportunities for Broadcast & Networks (“Grass Valley”). In 2005, Broadcast & Networks (“Grass Valley”) continued to enlarge its revenue base from service agreements with its main customers, ranging from equipment supply to maintenance.

Broadcast & Networks (“Grass Valley”) operates in more than 22 countries and has received 19 Emmy Awards for its products. Major production sites are based in Nevada City, California, Breda (Netherlands), Weiterstadt (Germany) and Rennes (France). Our research and development is mainly performed internally, while large-scale volume production is outsourced to two contract manufacturing partners.

We believe Broadcast & Networks (“Grass Valley”) is the second largest supplier of equipment to the broadcast, film, and professional video markets based on volume and value. It also continues to hold a leading position in the compressed broadcast video server market based on volume and value, supporting highly efficient workflows in the areas of converging IT and video, and digital media asset management. We believe Broadcast & Networks (“Grass Valley”) is ranked second in digital news production based on volume and value, which continues to be driven by the market movement from tape-based systems to digital workflow environments. Primary competitors in the Broadcast market include Sony, Panasonic and Avid. Professional audio visual competitors include Sony and Pinnacle (purchased by Avid in 2005).

Network operators (cable, satellite and terrestrial television and telecommunications) continue to seek to expand their product range and also look to Broadcast & Networks (“Grass Valley”) to provide both turnkey and specific customized products and solutions. We have responded to this demand by offering compression, transmission and processing solutions that satisfy customers’ technical and budgetary requirements. Potential growth areas within this market include IPTV, Video-on-Demand and the ability to insert advertising into media transmissions using digital technology. Key competitors in the network operators market include Harmonic, Tandberg, Scientific Atlanta and Motorola.

34 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Access Platforms & Gateways (“AP&G”)

Through our AP&G activities, we develop technologies and products for broadband network operators who deliver their content, video and data to consumers and professional broadcasters. AP&G’s organization is customer-driven, comprising satellite, terrestrial and cable activities on the one hand and telecommunications activities on the other. AP&G accounted for approximately two-thirds of the revenues of the Systems & Equipment division reported for 2005.

Our Satellite, Territorial and Cable activity primarily designs and sells digital satellite set-top boxes to satellite operators, digital terrestrial set-top boxes to retailers, and cable modems and cable set-top boxes to major cable network operators.

Our Telecom activity prior to 2005 comprised offerings such as DSL gateways and modems for the residential and small-office, home-office (“SOHO”) markets (marketed under the SpeedTouch™ brand) and telephone handsets. In 2005, the Telecom activity has been expanded through the acquisition in March 2005 of Inventel, a company specializing in the design and supply of innovative voice and data solutions to telecom operators and internet service providers (ISPs), most notably multiple-play gateways like the France Telecom Livebox™, and in April 2005 of Cirpack, one of the European leaders in the supply of softswitches to telecom operators and ISPs. These acquisitions complemented our existing expertise in developing access products for delivering video over IP networks (IP set-top boxes).

The mission of AP&G is to partner with broadband network operators to enhance the delivery of digital entertainment, data and voice to their residential and business customers. Thomson is one of the leading global broadband solutions providers, offering a full spectrum of customized solutions which integrate hardware, software and services. We are a leader in the field of digital audio/video compression (MPEG2, mp3 and MPEG4), video modulation/distribution network technology customization/integration and broadband modems. We were one of the first to enter broadband entertainment more than ten years ago with the development of the direct broadcast satellite industry. In the following years, we have refined our technical expertise with leading products, powerful brand names and extensive distribution networks providing solutions to operators, which, in turn, provide services to end-users.

Operationally, we have continued the move toward a contract manufacturing (“CM”) supply environment, with the transition of products from several of our own manufacturing facilities to CMs. Essentially all of our telecommunications products are manufactured by sub-contracting partners, while we now outsource manufacturing of a vast majority of our STC products. We retain manufacturing capabilities in South America and Europe.

We continue to further our technological, integration and distribution expertise with new developments in advanced compression technologies (MPEG4, H.264 and mp3PRO), advanced security and encryption, home networking and emerging broadband technologies (ADSL 2.0, 2+). Worldwide, consumers are increasingly demanding a wider variety of entertainment options, requiring operators to expand their network capacities. In addition, consumers expect more high definition programming that consumes far more delivery capacity. In order to deliver more HDTV content and more channels, network operators will need to implement next generation digital compression technologies.

We seek to differentiate ourselves from the competition by offering a broad, technologically-advanced range of products, by our expertise and experience in the sector and our growing global reach. Through partnering with the world’s largest network operators and retailers, we seek to provide end-to-end solutions enabling our customers to capitalize upon market opportunities.

Satellite, Terrestrial and Cable

Thomson is the world leader in digital set-top boxes (“STBs”) based on value, with volumes significantly exceeding those of its closest competitors. Thomson offers a wide range of access platforms, including STBs with hard disc recording capability (DVRs/PVRs), in addition to standard, more affordable products provided to expand the basic subscriber base. Aided by our 2004 agreement with our largest customer DIRECTV, as described below, we believe we are the industry leader based

2005 FORM 20-F – THOMSON GROUP 35

Back to Contents

on value market share in the growing U.S. market. Elsewhere in the Americas, we have continued gaining market share based on increased volumes with DIRECTV Latin America, Sky Mexico and Sky Brazil.

DIRECTV has been a customer of the Group since 1994 but the level of business associated with DIRECTV grew significantly in 2004. In mid-2004, we announced a definitive agreement with The DIRECTV Group, Inc., which is associated with the News Corporation group of companies and was the parent company of Hughes Network Systems, Inc. (“HNS”), for the long-term development and supply of digital satellite STBs. As part of the transaction, Thomson acquired HNS’ set-top box manufacturing assets. Under the terms of the supply agreement, Thomson will be involved in the technology development of new STB models during the contract period and will manufacture a full range of receivers including DIRECTV-brand high definition and digital video recorder (“DVR”) receivers. Thomson will be the lead supplier of DIRECTV System set-top receivers accounting for half of its needs. DIRECTV can earn a rebate of $57 million from Thomson if Thomson’s aggregate sales of DIRECTV’s STBs are at least U.S.$4 billion over the initial five-year contract term plus an optional one year extension period. Furthermore, Thomson will be liable on a pro rata basis for an additional rebate payment to DIRECTV up to U.S$63 million if Thomson’s aggregate sales of DIRECTV STBs are in excess of U.S.$4 billion and up to U.S.$5.7 billion. DIRECTV also received from Thomson U.S.$250 million cash upon close of the sale of HNS’ set-top box manufacturing assets, which occurred in June 2004. During 2004, DIRECTV evolved its business model to change to controlling distribution in-house rather than primarily utilizing the retail channel.

In Europe, we continue to develop our business with BSkyB. Specifically, we supply the Sky Digibox and Sky+ PVR and will begin supplying their MPEG-4 HD platform during 2006. We continued our longstanding relationships with other leading satellite operators, including Canal Satellite, TPS, Sogecable and Viasat.

The Group’s main competitors in STBs include Humax, Pace, Philips and ADB.

In cable, Thomson believes it holds the second- or third-ranking global position in cable modems based on volume, with strong positions in Europe and North America. In addition to modems, our wide product range includes wireless cable gateways and embedded voice-over-IP gateway solutions, and we are well-positioned to build on our position in cable. We continue to capitalize on our change in business model in 2004 within cable modems, lowering our cost base through a close partnership with an Asian supplier. In addition to building on our strong market position in cable products in Europe, we continued to develop our cable set-top box business (“CSTB”). Thanks to our expertise in digital video and compression technologies, competitive cost position and customization skills, our CSTB offerings are chosen by many cable network operators in Europe, the Middle East, Latin America and China. With strong interest from operators for “double-play” (video and data or data and voice) and “triple-play” (video, data and voice) boxes, we benefit from increasing synergies between our cable modems and CSTB businesses. Three key strategic customer agreements were reached during 2005. UnitedGlobalCom, Inc. (UGC) selected Thomson as a key supplier and leading technology partner for its rollout of analogue to digital transition to its cable customers in The Netherlands. UGC expects to deploy over 2 million digital CSTB to support the growth of digital television in Dutch markets. Also during 2005, Thomson was selected by Kabel Deutschland GmbH as a key partner in the rollout of similar digital television CSTB in Germany. Further evidencing Thomson’s global scope, China’s Dalian Tiantu chose Thomson as a key supplier for its transition from analogue to digital cable. Key customers include Comcast, Time Warner Cable, Liberty Global’s European affiliates, Eltisalat and NetBrazil.

Operationally, we have taken measures to ensure high-quality supplies for our customers, primarily through our relationships with several global CMs. From a product perspective, we have the economy of scale to provide high-volume, high-quality product to meet our customers’ current needs in the Americas, Europe and Asia. Given our strong relationship with network operators, we are able to leverage our expertise in these technologies to partner with them in developing and delivering new products which offer enhanced video and audio quality, primarily through the expansion of high definition broadcast delivery. Our capabilities also enable us to develop more

36 2005 FORM 20-F – THOMSON GROUP

Back to Contents

sophisticated products encompassing the ability to record content.

Telecom

AP&G’s telecommunications (“Telecom”) business serves telecom customers around the globe and offers products in telephony, mobility, high-speed DSL modems, IP STBs and multiple play home gateways. Following the acquisition in April 2005 of Cirpack, we also offer softswitch platforms, which provide operators with key capabilities to optimize content delivery and a key link between AP&G’s support of the content creators (via Grass Valley) and end-user access. We can provide our customers with specific solutions for their needs such as telephone handsets (including those for IP-based networks) to telecom operators and internet service providers, DSL modems increasingly with value-added gateway and wireless networking capabilities, or IP STBs, which enable the delivery of fully-featured video entertainment over existing DSL lines. In addition, our mobility business markets handheld audio and video devices which will connect to wireless networks to deliver data, audio and video entertainment, and web access to mobile users. Our acquisition of Inventel in March 2005 has significantly strengthened our position in home gateways for telecom operators and ISPs and wireless technologies, although with the growth in multiple play gateways there has been a consequential weakening in the traditional modem business. However, our core modem and gateway business posted a significant increase in revenue compared to 2004. Building upon our strength in providing telecom network operators with a triple-play (voice, data and video) solution, our Telecom business is poised to offer a 4-play (voice, data, video using wireless technologies) solution as well by adding mobility capabilities.

Reflecting the evolution of the Telecom business we announced in December 2005, the creation of an Advanced Product Development Group to accelerate the development and deployment of broadband service delivery platforms and home networking solutions, with the rest of the Telecom business focused on triple play gateways (encompassing data, voice-over-IP, and IP video products and solutions), Telephony & Mobility and Next Generation Networks (based on Cirpack activities).

Our Telecom business continues to benefit from key positions established with European telecommunications providers, with our DECT and WiFi telephone ranges and voice over IP product development. Key customers include major European telcos including British Telecom, France Telecom, KPN and Telefonica. Special features (e.g., voice mail and caller ID) support value-added services provided by our telecommunications customers. We view the Telecom business as a major growth driver within AP&G. We estimate that its addressable market presents around half of the addressable market for AP&G as a whole. Our main competitors in telecom products include Siemens, Safran (Sagem) and Philips. In cable modems, our main competitors include Motorola and Scientific Atlanta.

Thomson remains a global leader in DSL modems based on volumes with strong market share in major markets around the globe, particularly in Europe. Our range of technologies and products includes wired and wireless gateways, ADSL/ADSL2/2+, SHDSL, VDSL product and value-added software.

Our DSL product family has been expanded to include value-adding gateway and wireless networking products that provide our customers with a versatile, robust and secure broadband connection, particularly following the Inventel acquisition in March 2005. These products are increasingly operator customized and branded by the operator. Inventel has had particular success in 2005 in supplying the Livebox™ for France Telecom, with sales recently passing the one million box mark and is now also selling the AOLbox™, another voice and data home gateway with IPTV connectivity.

We continue to develop and market IP STBs that allow for the delivery of video entertainment over broadband DSL IP networks. This represents a new market and business opportunity for DSL network operators by enabling them to broaden their service offerings to consumers. Many of the proposed rollouts of video services over IP are still in the trial phase but we are supplying boxes to many of these trials. Broadcast & Networks (“Grass Valley”) also supply head-end encoders for use with IPTV services and following their recent acquisition of TBM (described above) we have significantly strengthened our capabilities in related software and middleware. We believe we

2005 FORM 20-F – THOMSON GROUP 37

Back to Contents

are well-positioned for growth in both Broadcast & Networks and AP&G-Telecom as telecom operators and ISPs rollout triple and 4-play services. Our unique combination of solutions also presents us with opportunity within the new market of corporate video applications.

Connectivity

At the start of 2005, Connectivity grouped together the following three activities: Communications, Accessories and Audio/Video.

As the Group continues to explore the sale of non-strategic assets, it was announced on December 12, 2005, that the Group would pursue a divestiture of the Accessories and Audio/Video business. These activities are treated as discontinued operations in the consolidated financial statements as of and for the year ended December 31, 2005 and 2004 until completion of the disposal. These activities are described briefly below under “—Discontinued Operations”. The Communications business has a strong position in its markets and continues to align its offering toward connected products designed to meet the specifications of telecom operators.

With regard to future developments in the area of home networking which we still consider to be a longer term growth opportunity for the Group, we have determined that we would be able to develop the appropriate product offering within the Systems & Equipment division in close conjunction with our Telecom business and our operator clients.

Communications

Thomson’s Communications business sells residential, small office, and home office communications devices such as telephone handsets and answering machines under the GE™, RCA™, Alcatel™ and THOMSON® brand names.

In North America, we believe we hold the number one position based on value market share. In 2005, the communications industry declined, as the industry continues to shift to 5.8GHz and multi-handset communications products. In Europe, we sell telephones under the Alcatel™ brand name in France and the THOMSON® brand name in the rest of Europe. Approximately 85% of the products sold in our four main European markets were DECT (Digital Enhanced Cordless Telecommunications) products.

Our main distributors are national retail chains in the United States such as WalMart, Best Buy, Target, and Circuit City and, in Europe, groups such as MediaMarkt, Carrefour, FNAC and Kesa. Our main competitors include Panasonic, Uniden and V-Tech.

Technology

The Technology division comprises four activities: Research, Licensing, Silicon Solutions, Software & Technology Solutions. The Technology division reported consolidated net sales of €546 million.

Research comprises the Group’s corporate research activities and is treated as a cost centre within the Technology division. This operation interacts closely with the other divisions but further product development is undertaken within the relevant division and the costs accounted for in that division. The bulk of the Technology division’s net sales are generated by the Licensing activities (€449 million in 2005), but we intend to grow the Silicon Solutions and Software Technology Solutions businesses over the next few years.

Corporate Research

Thomson maintains a longstanding commitment to investing in a broad range of research initiatives to support and expand its product and service offerings and licensing programs in order to create competitive advantages and to establish new markets.

Most of the long-term research is managed centrally through Thomson’s Research department, which employs approximately 430 people mainly in eight research centres on three continents as of December 31, 2005. The largest center, located in Rennes, France, has a staff of 165. The other centres are located in Paris (France), Hanover and Villingen (Germany), Burbank, Indianapolis, and Princeton (United States) and Beijing (China). The Paris research center was established in October 2005.

38 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Product development is carried out within the activities of Thomson’s other divisions.

As part of our Two-Year Plan presented on November 30, 2004, Thomson constituted a Scientific Council to assess Thomson’s Research in light of external developments in video technologies and Thomson’s strategy, challenge the research teams on their processes, output, roadmaps, and team qualifications and make recommendations to Thomson’s Chairman and Chief Executive Officer.

During 2005, we have focused on the efficiency of our research activities. We intend to continue to increase our focus on increasing the quality and output of our research to maximize the financial benefits to the group of such research, while closely monitoring its cost. We also intend to grow our research activities in Beijing and to start an advanced development team in Bangalore.

Historically, Thomson’s research and development efforts covered a wide spectrum of technologies associated with a consumer electronics company. Over the recent years, research efforts have been redirected towards projects serving the short- and long-term needs of the M&E industries, utilizing core competencies and knowledge gained both through close relationships with Thomson’s current client base and our involvement in the development of earlier video technology. Thomson’s objective is to develop new technologies to meet clients’ needs as they face the growth of their digital activities. At the same time, it intends to expand its intellectual property portfolio, enhance product integration in cooperation with its business units, and reduce the time required to bring products and solutions from design to production and eventually to market.

To respond to customer needs, Thomson focuses on six key technology domains for the M&E industries: video and audio compression; networking and communications; security; storage and recording; signal acquisition and processing; and imaging. We also currently operate four system programs: content production and management (CP&M) for cinema; CP&M for broadcast; electronic content distribution (ECD) on broadband networks; and ECD on mobile networks. During 2005, one of our previous system programs, Digital Cinema, was moved into the service rollout phase.

In order to address customers’ vision of media and content, Thomson R&D focuses on content digitization through compression technology. Examples of products and services include hardware and software codes for compression, Grass Valley encoding products and compressed movies on DVD. Video is emerging as the key strategic application in the service provider bundle of consumer entertainment, communication and online services. Compression and decompression are fundamental to the transmission of audio and video content over all types of digital networks.

Thomson is a leader in compression technology. Compression enables more programs within a given channel bandwidth, allows the delivery of high quality video and audio on bandwidth-constrained networks (e.g., 3G mobile) and fits larger content (e.g., high definition movies) onto a DVD or a device of limited capacity. Thomson has been a pioneer in this field through MPEG video compression and its original deployment with DIRECTV, as well as in audio compression with mp3 and its derivatives. Recently, Thomson has played a leading role in the finalization of MPEG 4 AVC/H.264 video compression, which is the new and highly efficient extension to the MPEG-4 standard, and continues to contribute innovative technologies to new extensions such as scalable video coding. Advanced compression methods such as AVC/H.264 or mp3 harness silicon processing to deliver higher data rates for video and audio in bandwidth and storage critical applications. Leveraging its expertise in compression and IC design, Thomson has been developing the next generation of encoders and decoders that incorporate the latest MPEG technology.

In the area of content digitization, Thomson focuses on two technology domains: storage & recording and signal processing. Examples of such products and services include optical storage and pre-recorded DVDs. Optical storage continues to be the least expensive format to store 5 to 50 Giga Octets content. Being a pioneer in optical recording enabled Thomson to develop key intellectual property on CD and DVD recording technology and formats, ultimately leading to a manufacturing cost advantage in DVD replication. Our position in optical

2005 FORM 20-F – THOMSON GROUP 39

Back to Contents

recording also generated a significant ongoing royalty stream from our optical portfolio.

Thomson focuses on image capture, processing, and manipulation technologies that address the wide range of image qualities and applications found in the M&E industries, including movie formats, standard and high-definition television, and mobile video. Applications encompass conventional and digital cinema, broadcast studios, home cinema and the Internet. Thomson’s research and development focuses on delivering highly flexible image capture and processing equipment, and developing processing technologies that guarantee the highest image quality and reliability at all stages of the image production and distribution chain such as color correction, high dynamic range and preservation of film grain.

Thomson develops advanced storage and networking solutions for post-production and studio infrastructures, such as a dockable solid-state recorder and a hard disk portable storage unit for digital high-definition cameras, very high bandwidth storage area networks, and high bandwidth wireless technology for television cameras and studios.

Thomson’s security program covers a range of applications that are important to content producers, content owners and network operators. Thomson develops technology and systems solutions addressing workflow security in production and post-production environments, anti-piracy mechanisms, video and audio watermarking, protection for broadband and mobile content delivery.

In order to address customers’ need to deliver content from multiple sources through a diverse range of networks, Thomson develops critical enabling technologies such as streaming, caching, and network overlays. In addition to its traditional focus on satellite, terrestrial and cable networking technologies, Thomson develops quality of service and distribution solutions for video content delivery over heterogeneous networks including the Internet, cellular networks and wireless local area networks.

Optimized system integration of compression, security and networking technologies will allow consumers to receive video content on both wired and wireless devices with both convenience and reliable image quality.

Thomson’s research activities leverage our core competence and knowledge of the needs of consumers, content providers, and distributors to develop innovative digital home networking, home media servers and content protection solutions. The forthcoming digital home network architecture and wireless transmission technologies are under development to allow the exchange of digital content via different platforms, with particular attention paid to the emergence of products based on hard-disk drives, which are bringing considerable improvements to the end-consumer experience and opening up new opportunities for content providers and network operators.

Thomson’s internal research activity is complemented by subcontracting certain research activities to outside providers, as well as by entering into research or co-development activities with strategic partners. For example, Thomson developed the mp3 digital compression standard and several recent extensions in cooperation with the Fraunhofer Institute and Coding Technologies.

Other key research and development partners include research institutes such as INRIA (Institut National de Recherche en Informatique et Automatique) in France and HHI (Heinrich Hertz Institute) in Germany, and universities in France, Germany, and the USA. To access key technologies and accelerate the transition toward digital technologies, products and services, Thomson also makes selective minority investments in companies with leading technologies considered beneficial to its product lines. In addition, its internal research and development is supplemented by appropriate intellectual property acquisitions.

Licensing

In 2005, Thomson’s licensing activities generated €449 million in consolidated net sales (8.3% of the Group’s consolidated net sales). At December 31, 2005, this division employed 194 people based in France, Germany, Switzerland, Japan, South Korea, China, Taiwan and the United States.

40 2005 FORM 20-F – THOMSON GROUP

Back to Contents

We have made it a strategic priority to protect and monetize our intellectual property. Our strong patents portfolio in video technologies combined with our licensing expertise constitute significant competitive advantages. The Licensing operations were brought together in early 1999 with the integration of the RCA.TL patent and license management business transferred from General Electric Co. to the Group on January 1, 1999 with the licensing organization already existing within Thomson. Since 2005, trademark licensing activities are also part of the licensing activities, with several contracts relating to the Thomson and RCA brands.

The licensing team works closely with Thomson’s research and development centres to identify ideas that may be potential patent candidates, to draft patent applications and to detect uses of our patents by third parties. As of December 31, 2005, we held close to 50,000 patents and applications worldwide, derived from more than 7,080 inventions. In 2005, we filed 665 priority applications (an increase of 13% from 2004), which are applications in respect of new inventions that are filed for the first time.

We believe that our patent portfolio is well-balanced between new technologies and mature technologies. Among the new patented technologies, the Group has significant positions in the areas of digital decoders, high-definition and digital television sets, optical module patents for CD and DVD players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display and plasma. The Group also holds strong positions in patents of mature technologies, including colour television sets, colour television tubes, VCRs and camcorders.

We develop licensing programs rather than licensing individual patents. Under our licensing programs, a licensor can obtain a license to use all of our intellectual property as it relates to a particular application (including patents which may be filed subsequent to granting of the license).

We currently have well over 800 licensing agreements across 23 major licensing programs relating to a diversified mix of video products and services. We have licensing agreements with almost all consumer electronics companies in the Americas, Europe and Asia. Licensing agreements with our top ten licensees accounted for approximately 68% of our total licensing revenues in 2005. The licensing agreements are typically renewable and have an average duration of five years; royalties are primarily based on sales volumes.

In recent years, we have successfully migrated the proportion of licensing income derived from digital technology-based programs compared to analogue-based programs, as the underlying product markets have evolved. In 2005, 75% of licensing revenues was generated from digital technology-based programs.

In 2005, the licensing program generating the most revenue was MPEG-2, which is licensed through the MPEGLA consortium pooling in which we participate. This program contributed around 20% of our Technology division revenues. We expect this program to remain a significant contributor to our licensing revenues for several years.

Our licensing activities require relatively little infrastructure and have a limited cost base. Our strategy for the licensing activities is to develop our intellectual property portfolio, through widespread, but targeted, patent applications and through the acquisition of additional patents that have strong commercial and technical complementarities with our existing portfolio. Furthermore, we continue to increase the number of licensees through a more systematic enforcement of existing patents, especially in emerging markets where production facilities have been relocated but also in Europe and the United States, and through the launch of new licensing programs in China around flat displays and digital and interactive television patents. However, the results of this enforcement strategy will depend in part on the level of recognition and protection of intellectual property rights provided by local law, particularly in emerging markets.

Since July 2002, we have participated in the MPEGLA consortium pooling that manages the licensing patents essential to the MPEG-2 video compression standard. We decide whether to join pools on a case-by-case basis. The benefit of participating or not in a pool is regularly reviewed, based on our assessment

2005 FORM 20-F – THOMSON GROUP 41

Back to Contents

of the strength of our relevant patent portfolio and potential for exploiting such intellectual property independently.

Finally, we are leveraging our expertise in licensing through portfolio licensing services to third parties. Thus, in connection with the TTE partnership, Thomson provides patent management and licensing services to TTE.

For information on certain risks to which our licensing business is subject, please refer to “Key Information—Risk Factors.”

Silicon Solutions

Through the Silicon Solutions activities, we design and develop silicon components to monetize in-house technological innovations and leverage our expertise in the use of silicon in video related applications. Such components are used in DSL modems and gateways, digital set-top boxes (decoders), CD players, professional cameras and encoders. We produce components for both our Systems & Equipment division and for sale to other manufacturers. We have many years experience in silicon and believe we can effectively expand this business over the next few years.

We have an in-house integrated circuit design team, which designs several of the essential integrated circuit components used in our products, from professional to consumer equipment, sometimes in partnership with selected semi-conductor vendors. Integrated circuits are key components of digital products from the perspective of cost, performance and time to market. Our integrated circuit design team employs more than 200 engineers with specialized skills in digital, analogue, mixed digital-analogue, and radio frequency signal processing. This team operates out of four facilities located in Indianapolis (U.S.), Rennes (France), Villingen (Germany) and Edegem (Belgium). A facility located in Beijing is also supporting this activity with its expertise in front-end design.

The production of integrated circuits is achieved through a manufacturing sub-contracting business model.

Silicon Solutions also includes our tuners and remote control units activities. Our manufacturing site in Batam, Indonesia (which employs over 800 full-time employees and 1,800 part-time employees) produces both tuners and remotes for the internal needs of our decoders and broadcast activities and for external manufacturers as well. In 2005, we continued to pursue the development of analogue and digital tuners for deployment in set-top boxes, television sets and DVD recorders. Moreover, we started manufacturing in China through a sub-contracting agreement with Flextronics in order to progressively serve the domestic Chinese market for digital cable tuners. We continue to hold our position among the worldwide leaders based on volume in the field of digital terrestrial tuners. The Tuners business is carried out at three main sites: Boulogne (France), Villingen (Germany) and Singapore with manufacturing located at Batam (Indonesia). More than 30 engineers are developing tuner products.

The remotes business reaches the retail market through wholesalers, the CE manufacturers and pay-TV operators who directly select and order the remotes to be used with their set-top boxes. The bulk of the remotes business is conducted from Singapore, with 14 people in research and development, with manufacturing located at Batam (Indonesia).

Software & Technology Solutions

Effective January 1, 2005, this business unit aims to develop and commercialize proprietary technologies, primarily by leveraging Thomson Corporate Research innovations, with a specific initial focus on content security.

We see significant potential in this business which is expanding from watermarking into other content security-related topics such as content protection/digital rights management (“DRM”), web monitoring, anti-camcorder systems. We intend to build on initial successes in watermarking to establish a market leading position. Digital watermarking is the technology which embeds invisible, indestructible and fully trackable pieces of information within a digital object. Watermarking enables, for instance, identification of the owner, origin or recipient of an identified digital content and there are market applications in post-production, broadcast distribution or other media and entertainment-related domains.

42 2005 FORM 20-F – THOMSON GROUP

Back to Contents

In February 2005, Thomson acquired the German company, MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. In 2005, Thomson acquired the French company, Nextamp SA, a market leader in development of watermarking products for post-production and broadcast applications.

The watermarking technology finds applications in stand-alone watermark embedders and decoders, enabled video servers (e.g., digital cinema, Video-on-Demand), enabled media asset management systems and enabled set-top boxes. It may be commercialized through the Technology division (stand-alone products, software modules, technology licensing) and/or through the Systems & Equipment division.

In March 2005, our content security activity was reinforced with a strategic investment in ContentGuard, a developer of DRM intellectual property. DRM describes an advanced form of conditional access with additional intelligence that provides the ability to attach viewing time limit or number of views to content (movies, music and other digital content) while protecting that content from unauthorized copying and counterfeiting. This unique partnership with Microsoft and Time Warner brings together content, technology and media services to deploy more rapidly DRM-enabled business models.

Content security also entered in a partnership with the French company, Advestigo, to provide Web monitoring services to Media & Entertainment customers. This service allows one to track and identify occurrences of copyrighted content on certain distribution networks, such as peer-to-peer networks.

Displays & CE Partnerships

CE Partnerships

On January 28, 2004, Thomson, TCL International and TCL Corporation entered into a Combination Agreement to combine their respective television manufacturing businesses and assets into TTE, a company formed for the development, manufacturing and distribution of television sets. TTE became fully operational on August 1, 2004. In consideration for a 33% shareholding interest in TTE Corporation, Thomson contributed into TTE certain television production plants, including its television manufacturing plants and businesses in Mexico, Poland and Thailand. Thomson also contributed its television research and development centres worldwide and certain other assets constituting substantially all of the former Thomson’s television manufacturing business, except for its manufacturing site located in Angers, France which remains within Thomson’s Displays and CE Partnerships segment as a sub-contract manufacturer for TTE. The sub-contract manufacturing agreement is in force until the end of 2009. Aside from its traditional manufacturing activities, the Angers site has started to develop new activities with France Telecom, Cirpack and Inventel.

Under certain agreements entered into in connection with the Combination Agreement, Thomson became a preferred supplier to TTE of tubes and other selected components in China and elsewhere in the world. Such preferred supplier arrangement has since been transferred to Videocon Industries in connection with the disposal of our Displays activities. See “—Displays” below. Furthermore, the component sales, service contracts and parts distribution business as well as the distribution of Telefunken, Brandt and GE branded televisions in Latin America and Europe remained with Thomson. In addition, Thomson acted as the exclusive sales and marketing agent to TTE for distribution into North America and the European Union countries and provided TTE with other value-added services such as product design, client coverage, logistics, quality certification and after-sales services and some value-added build-to-order manufacturing services. In July 2005, Thomson and TTE agreed to unwind this sales and marketing arrangement, and Thomson transferred approximately half of its worldwide sales and marketing network to TTE between September and December 2005.

In addition, in connection with the Combination Agreement, Thomson had granted to TTE a license on certain of its brands and its intellectual property related to the television manufacturing business, while Thomson remains responsible for the licensing of TTE’s intellectual property related to the TV business. On July 14, 2005, Thomson and TTE revised the arrangement regarding trademark fees payable by TTE to Thomson, to provide for an increase in royalty rates to

2005 FORM 20-F – THOMSON GROUP 43

Back to Contents

compensate in part for revenues lost as the result of the unwinding of the sales and marketing arrangement with TTE.

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

The parties to the Combination Agreement and TTE also entered into a shareholders’ agreement, which was cancelled and replaced in connection with the exercise on August 10, 2005 by Thomson of its option to convert its 33% holding in TTE Corporation, a private joint venture company, into a 29.32% interest in TCL Multimedia Technology Holdings (“TCL Multimedia Holdings”), listed on the Hong Kong Stock Exchange substantially all of whose assets comprise its interest in TTE Corporation. The new shareholders’ agreement between Thomson and TCL (which is substantially similar to the previous one) includes undertakings not to compete with TTE’s television business and restrictions on Thomson’s ability to transfer its interest in TCL Multimedia Holdings for up to a period of five years from the closing date of the Combination Agreement.

Displays

On October 21, 2004, Thomson identified the disposal of its Displays activity as one of its Five Strategic Priorities as part of the Two-Year Plan. As the objective was fulfilled in the course of 2005, most of the former assets of the Displays activity have been treated as discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004, as described below under “—Discontinued Operations”.

Reported as continuing activities within the Displays activity are manufacturing operations producing components (yokes and metal parts for cathode ray tubes), principally located in Genlis (France). The Genlis site mainly focuses on high-end R&D activities and on critical and sustainable cathode manufacturing. Preferred supplier agreements have been entered into with the manufacturing assets purchased by Videocon in 2005.

Discontinued Operations

In 2005, Thomson achieved the key steps in its disengagement from its tubes manufacturing activity. As a result, the assets specified below are treated as discontinued operations in consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004:

•	On February 28, 2005, Thomson completed the transfer of its cathode-ray tube plant at Anagni, Italy to the Videocon Group.
•

On September 30, 2005, Thomson completed the transfer of its tubes assembly assets in Poland, China and Mexico, a research laboratory in Italy and sale, marketing and administrative functions in Boulogne, France to Eagle Corporation, a special purpose vehicle owned by the Videocon Group. Upon completion of the transaction, Thomson received a payment of €240 million in cash from Eagle Corporation for Thomson’s tubes activities and related technologies. Simultaneously, Thomson invested €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, through the subscription in a private placement of Global Depository Receipts (each representing one underlying share of Videocon Industries) (“GDRs”) listed on the Luxembourg Stock Exchange. Payment was made in full on September 30, 2005, while the GDR allocation was effected in two tranches: 28,650,000 GDRs on September 30, 2005 and 217,200 GDRs on December 21, 2005. All GDRs were purchased at a price of U.S.$10 each. Following this investment, Thomson holds approximately 13.1% of the share capital of Videocon Industries. In connection with this investment, Thomson entered into a shareholders’ agreement with Videocon Industries and its shareholders, which restricts Thomson’s ability to transfer its interest in Videocon Industries for a period of three years, subject to certain exceptions. See Item 5: “Operating and Financial Review and Prospects—Evolution of division structure—Changes in scope of consolidation in 2005—Main disposals”

44 2005 FORM 20-F – THOMSON GROUP

Back to Contents

for a description of these exceptions to the share transfer restrictions. Pursuant to the agreement entered into with the Videocon Group, Thomson also transferred to Videocon the preferential displays supply agreement entered into with TTE in August 2004.

•	On December 23, 2005, Thomson completed the transfer of its glass manufacturing facility at Bagneaux-sur-Loing, France, to the Spanish group, Rioglass.

For a description of the financial implications resulting from these disposals, see Item 5: “Operating and Financial Review and Prospects—Results of Operations for 2005 and 2004—Net Income From Discontinued Operations.”

•

On December 12, 2005, Thomson announced that it had decided to seek partners for the Audio/Video and Accessories activities within Connectivity. As a result, those activities are reported as discontinued operations in our consolidated financial statements as of and for each of the years ended December 31, 2005 and 2004.

Audio/Video includes audio products such as digital audio players, compact disc players and clock radios, as well as home cinema products and DVD devices, including DVD recorders marketed under the GE™ and RCA® brand names in the Americas and under the THOMSON® brand in Europe. New products introduced in 2005 included an mp3 player that measures heart pulse and calculates calories burned, a 5 GB hard-drive based Micro Jukebox for music with a colour screen for photos, and a second generation of the LyraTM Audio/Video Jukebox. During 2005, competition in these markets continued to intensify as Chinese manufacturers made significant inroads supplying less established brands and “private label” customers, and in mp3 players particularly from Apple iPod products.

•

Our Accessories activity provides universal accessory products and services to leading retailers in North America and Europe. Our main clients are national chain stores in the United States such as Best Buy, Walmart, The Home Depot and RadioShack. In Europe, we distribute our products through groups such as Carrefour, Auchan and Mediamarkt. Through our extensive brand portfolio (such as RCA, THOMSON, Acoustic Research, Jensen, Spikemaster and Advent), we have broadened our distribution in our key markets. We have strong positions in remote control units, TV antennae, and wireless headphones and speakers, and have strengthened our position in audio/video cabling and power surge protector products. Our Acoustic Research Digital MediaBridge product enables users to stream music, high-definition photos and videos from their PC to a television utilizing an existing WiFi home network.

Thomson sold to the Taiwanese company, Foxconn, its optical pick-up manufacturing activity in 2004. In 2005, Thomson agreed to transfer to the German company, Harman Becker, its remaining research and product development assets and employees in this business in the first quarter of 2006.

Business Operations

In order to support its Two-Year Plan, Thomson established a global Business Operations function focusing on improving the operational and financial performances of its divisions by deploying cross-divisional programs and optimizing certain global central functions such as Sourcing and IT.

Process Transformation Initiative (PTI)

Thomson launched, in late 2004, the Process Transformation Initiative in order to improve the performance level of our key processes and to improve operational efficiency and effectiveness. Within Business Operations, the corporate Program Office is responsible for the day-to-day management of the Process Transformation Initiative programs and for the coordination of the best practices distribution across the Group. In 2005, initiatives were launched in new-product introduction, inventory management, manufacturing, logistics and the support functions area. As of December 2005, more than 65 projects were active, resulting already in various financial gains due to pure cost savings, spending avoidance and better productivity of resources. These first results are promising and demonstrate the importance of the PTI approach for the future performance of the Group.

2005 FORM 20-F – THOMSON GROUP 45

Back to Contents

Information Technology

Thomson has a centralized IT organization with dedicated teams per division (Services, Systems & Equipment and Technology) and a team which is developing and sustaining technologies and applications common to the three divisions. In addition, we reinforced in 2005 the IT functions across our divisions through the following:

•

several quality processes have been implemented or strengthened such as project portfolio management, projects cutover and launch readiness assessments. This ensures that projects deliver solid systems on reliable platforms;

•

a dashboard with technical key performance indicators oriented to value added generated by IT has been implemented for the Technology division. Such dashboard, which allows for an optimized allocation of available resources to the most valuable IT projects and initiatives, will be adapted and implemented in 2006 for other divisions;

•	resource for risk management and security of the systems have been increased in 2005. Business continuity plans and disaster recovery plans are progressing significantly through the Group; and
•	compliance of the systems is now addressed by a specific team responsible for coordinating all actions across the whole IT organization, improving and expanding the coverage of these complex aspects.

In 2005, a two-year IT plan was initiated. It translates in terms of technologies, applications and IT resources the needs generated by the two-year business plans for our divisions with the objectives to generate value, to anticipate future developments and to improve the cost structure through better consolidation, standardization and synergies among divisions where possible. The IT strategy for each division will be reviewed annually through the update of the two-year IT plan. In parallel, we have defined and implemented governance rules in order to better qualify with the divisions the IT projects according to a set criteria, which is mutually agreed with each business.

The IT organization continues to supply services to certain activities recently disposed of by Thomson, including with respect to activities transferred to TTE and Videocon. We are currently in discussions with both TTE and Videocon concerning the transfer of all IT services currently provided to them by Thomson.

Sourcing

Thomson has a centralized Sourcing organization with dedicated teams per business unit (70% of total Sourcing resources) and central Competence Centres working on global and common activities. Our employees are present both in countries where suppliers are located (particularly Asia) and where our businesses are located (R&D, Operations, Product Management). They select and manage our network of suppliers of raw materials, components, finished goods, services and equipment. Their objective is to optimize supply arrangements and benefit from global volumes and common vendors, the standardization and deployment of best practices throughout the different operational divisions, while staying in close touch with the business units’ needs. In addition, Thomson has built relationships with key suppliers like Kodak, Elcoteq, Solectron, Benchmark, DHL, Géodis, Broadcom, STMicroelectronics, thus strengthening its position for the purchase of raw materials, contract manufacturing, logistic services and key integrated circuits.

Thomson has obtained, in 2005, significant price reductions linked to the sourcing performance and to the increased competition among our suppliers. We have been able to increase the portion of the manufacturing outsourcing for our decoder activity from 10% in 2004 to 70% in 2005. We have also focused on expanding upstream sourcing activities in coordination with our R&D activities across the Group in order to optimize cutting edge technology with sourcing requirements based around standard platforms. We have implemented our agreement with IBM regarding the provision by IBM of key procurement services in order to benefit from larger scale of purchases, for indirect supplies such as business travel, office

46 2005 FORM 20-F – THOMSON GROUP

Back to Contents

supplies, manufacturing maintenance, information technology and marketing and advertising.

We believe that the termination of any one of our supply contracts would not materially endanger our operations or financial condition. The principal suppliers of the Group in 2005 are of five types:

•	suppliers of components or primary materials for Systems & Equipment and Services activities (STMicroelectronics, Broadcom, Kodak, Bayer, Viva);
•	suppliers of components or sub-assembly parts for our Technology division (Infineon, TSMC);
•	suppliers of finished products for the Connectivity unit within the Systems & Equipment division, which are primarily Asian-based suppliers (CCT, Chase Glory, Tonic, T-Say Jebsee);
•	contract manufacturers for various products such as Satellite, Terrestrial and Cable decoders and Telecom and Broadcast & Networks equipment (Elcoteq, Solectron, Celestica, Askey, Foxconn, Benchmark);
•	suppliers of logistical services (DHL, Schneider Logistics and Geodis Logistics).

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

We acquired ownership of the RCA® brand name in 2002 after having used it for 15 years under a license conceded with respect to certain regions and products pursuant to certain agreements in 1987 with General Electric. In March 2001, we acquired the Technicolor assets and businesses, including the Technicolor® trademark. During 2001, we purchased the THOMSON® names and all attached rights from TSA and Thales S.A. For more details on these contracts, refer to Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions.” In March 2002, we acquired Grass Valley Group, Inc., which owns the Grass Valley® trademark.

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

In 2005, we acquired Nextamp, Inventel, MediaSec and Cirpack assets and business, including the Nextamp™, Inventel™, MediaSec™ and Cirpack™ trademarks.

In 2005, Thomson granted a non-exclusive worldwide license to Eagle Corporation Limited (Videocon Group) to use the Thomson trademark in relation to colour tubes for televisions.

C — Organizational Structure

Please refer to Note 30 to our consolidated financial statements for a list of Thomson’s subsidiaries.

D — Property, Plants and Equipment

Industrial Facilities and Locations

We have developed an industrial organization with important manufacturing and distribution operations in order to deliver our product and service offerings to our customers. In addition, we rely on outsourcing for the manufacturing of some of our finished products.

Our objective is to continually improve the location and the organization of our manufacturing operations to reduce our production costs, minimize our stock levels and improve our leadtimes. Over the last few years, we have implemented an outsourcing policy for the manufacturing of some of our

2005 FORM 20-F – THOMSON GROUP 47

Back to Contents

finished products such as decoders, modems, audio and communication products, accessories and DVD players. We rely on third-party competencies for the manufacturing of a significant proportion of standardized products in order to focus our resources on the conception and commercialization of high-end components, products, and services. At the end of 2005, we had facilities involved in the production and distribution of DVDs and VHS tapes, in motion picture film processing, and in the production of set-top decoders, audio products, and electronic components.

The table below shows our industrial facilities by division at the end of 2005. We own or lease all of these facilities, including the Chinese facility, which we hold pursuant to a long-term lease due to local legal requirements. We also lease our office buildings in Boulogne, France and Indianapolis, Indiana, USA. For more information on these leases, see the discussion under Item 5: “Operating and Financial Review and Prospects––Liquidity and Capital Resources”, as well as Note 34 to our consolidated financial statements.

PRINCIPAL INDUSTRIAL FACILITIES

Division(1)	Products

Services:
Camarillo (California, USA)	DVD
Guadalajara (Mexico)	DVD
Livonia (Michigan, USA)	DVD and VHS
Memphis (USA)	DVD and VHS
Mexicali (Mexico)	DVD and VHS
Mirabel (Canada)	Film
Montreal (Canada)	Film
New York (USA)	Film
North Hollywood (California, USA)	Film
Cwmbran (UK)	DVD
Madrid (Spain)	Film
Piaseczno (Poland)	DVD
Rome (Italy)	Film
West Drayton (UK)	Film
Bangkok (Thailand)	Film
Melbourne (Australia)	DVD
Sydney (Australia)	DVD and VHS
Systems & Equipment:
Breda (the Netherlands)	Broadcast
Dongguan (China)(2)	Connectivity
Nevada City (California, USA)	Broadcast
Weiterstadt (Germany)	Broadcast
Manaus (Brazil)	Decoders
Technology:
Batam (Indonesia)	Tuners and Remotes
Displays & CE Partnerships:
Angers (France)	Manufacturing
Genlis (France)	Manufacturing
______________
(1)	Facilities which serve more than one division are listed according to their principal divisional affiliation.
(2)	This facility remains active but is included in our consolidated financial statements as assets held for sale as part of the Audio/Video and Accessories activities.

48 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Environmental Matters

As a global leader in providing a diverse range of video technologies, systems, equipment, and services to consumers and professionals in the M&E industries, Thomson seeks to establish and apply consistent environmental standards in its facilities worldwide. Such standards should not only assist each of our locations in meeting all requirements of the country in which it is located, but may also enable each to develop programs that go beyond local regulatory requirements. To support and encourage environmental leadership, Thomson has established a number of programs and initiatives to assist the Group in achieving these standards. These programs are led and implemented by the Group’s environmental department, Corporate EH&S Organization, which is based at the Group’s headquarters in Boulogne, France. The four most significant of these are described below:

1)

Corporate Environmental, Health and Safety (EH&S) Charter: The EH&S Charter, updated in 2005, along with its appropriate supporting policies and guidelines, is the cornerstone of our EH&S program. It defines key management principles designed to protect human health and the environment, to help us meet our legal and corporate responsibilities, and to provide a measure of guidance for each of our locations’ activities and operations. The EH&S Charter has been translated into four languages and is displayed at each industrial site and is available on-line at all locations via an internal EH&S website.

2)

EH&S audits: Our EH&S audits are a key part of Thomson’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive corporate audit program was implemented in 1996. Auditors are both internal and external personnel who have been trained and are experienced in auditing. The aim of the audit program is to review our industrial locations’ compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel throughout the organization, identifying “best practices”, communicating successful initiatives among plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to broader aspects of our multi-faceted business. In 2005, 11 locations were audited as part of our objective of auditing each industrial location at least every three years.

3)

Implementation of an Environmental Management System (EMS): An EMS is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. ISO 14001 is the most widely accepted international standard for an EMS. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor environmental impacts of its activities. In 2001, Thomson’s Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004. Currently, all of our locations have completed the ISO 14001 certification process, and 3 additional sites have been identified to work toward certification in 2006.

4)

Annual Performance Measurement Process: A process was implemented in 1997 to allow for the consistent measurement and reporting of key management programs and requirements within each of our industrial locations, and their progress toward environmental, safety and resource conservation improvement goals. This process establishes benchmark criteria, helping us create consistent global focus and action on key programs, requirements and initiatives. Measured criteria include the establishment of internal EH&S audits and inspections, development of emergency preparation and response plans and associated training and drills, development of EH&S Committees, identification and completion of EH&S related employee training, and each location’s progress toward zero work-related injuries and lost workdays, reducing environmental impacts to air, water and land, and reducing the consumption of water, energy, or raw materials.

Furthermore, Thomson’s Corporate EH&S Organization monitors and responds to new governmental law and regulation on a Group-wide basis. For example, in Europe, projects are on schedule for compliance with the EU Restriction of

2005 FORM 20-F – THOMSON GROUP 49

Back to Contents

Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive and the EU Waste Electrical and Electronic Equipment (WEEE) Directive. Also, in the Americas, several countries, provinces, and states have introduced legislation concerning restriction of hazardous substances, landfill bans, or end-of-life recycling, and certain laws have been enacted in this area that became effective in 2005, including parts of Mexico, some U.S. states and some Canadian provinces, which the Group believes will not have a material effect on our business or financial position.

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

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Bureau to perform an investigation and feasibility study relating to potential groundwater contamination issues. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities arising from this site, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to cover its safety, health, and environmental obligations to a reasonable degree. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be adequate to cover the related costs and liabilities in full. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health, and safety obligations and related risks.

Insurance

Thomson has insurance policies to cover its principal risks, which are purchased from various insurance companies.

Moreover, Thomson has in place a program of prevention and protection of its production sites in order to reduce its risk exposure to its assets and financial losses that may be caused if such risks are realized. The insurance policies subscribed locally by the units of the Group are supplemented by a worldwide program that enhances local insurance cover with corporate umbrella coverage covering certain differences in conditions and in limits of the local coverage.

The level of deductibles is adapted according to the assets and the risks of the operational units. Property damage and consequential business interruption are covered to a limit of €200 million per occurrence. The general commercial and product liability insurance policy covers liability up to a limit of €115 million. The policy is “all risks except” standard exclusions. Due to the transfer of part of our Displays activities in 2005, the values to be covered for exposed risks have been adjusted accordingly. For further information on the discontinuation of our Displays activities, please refer to “—Discontinued Operations”.

The insurance plan also covers transportation, material damage and employer’s liability insurance where required. Thomson also subscribes to directors and officer’s liability insurance and environmental pollution insurance policy. Additional policies are maintained where necessary to comply with applicable laws or to provide additional coverage for particular circumstances and activities. Accordingly, we maintain independent automobile

50 2005 FORM 20-F – THOMSON GROUP

Back to Contents

and personal liability policies in the jurisdictions in which they are required.

We intend to continue our practice of obtaining global insurance coverage, increasing coverage where necessary and reducing costs through self-insurance where appropriate. We do not anticipate any difficulty in obtaining adequate levels of insurance in the future. Currently, the Group does not have in place any captive insurance company.

ITEM 4.A - UNRESOLVED STAFF COMMENTS

None.

2005 FORM 20-F – THOMSON GROUP 51

Back to Contents

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. Note 40 to our consolidated financial statements describe the principal differences between IFRS and U.S. GAAP as they relate to us and reconcile our net income and shareholders’ equity. We also summarize these differences below in “—Overview—Principal Differences between IFRS and U.S. GAAP.” Pursuant to the SEC’s release (No. 33-8567) on first-time adoption of IFRS, the following analysis and discussion of operating and financial review and prospects is provided for each of years ended December 31, 2005 and 2004.

Overview

Thomson’s core business is to provide the M&E industries with the services, systems and equipment, and technologies they need to achieve their commercial objectives and to optimize their performance in a changing technology environment for video and imaging. We have developed leading positions at the intersection of entertainment, media and technology and offer complete solutions to content providers, network operators, manufacturers and distributors. With the implementation of our five strategic priorities and our Two-Year Plan, we seek to build upon these positions to become the preferred partner of the M&E industries. For a more detailed description of our strategy and objectives of our Two-Year Plan, please refer to Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries.”

Effective January 1, 2005, we reorganized our businesses in three divisions representing our core business, Services, Systems & Equipment, and Technology, with a fourth activity covering our non-core activities, Displays & CE Partnerships. For a more detailed description of the reorganization of our businesses, see Item 4: “Information on the Company—Our Organization” and for a description of the products and services provided by each of our segments, see Item 4: “Information on the Company—Business Overview,” respectively.

Key Economic Drivers

Our strategic priorities and our Two-Year Plan objectives described under Item 4: “Information on the Company—Our Organization” are based on our vision of how the M&E industries may develop by 2010. We believe the most significant long-term trends include the following:

•	Some consolidation will occur in the M&E industries, while significant M&E groups and markets will emerge in Asia, particularly China;
•	Our M&E clients will have outsourced many of their activities;
•	China and India will have become mainstream M&E markets;
•	The transition to High Definition (HD) will be complete;
•	Mobile video will be pervasive;
•	Intellectual property will remain a key differentiator and significant source of direct and indirect revenues;
•	Security technologies and services to combat content piracy will have been implemented;
•	China will have become a technology standards-setter;
•

Electronic delivery of content into the home will have emerged. Consumers will continue to buy pre-recorded content at retail, but will also be purchasing or renting content (events, etc.) directly from home;

52 2005 FORM 20-F – THOMSON GROUP

Back to Contents

•	In addition to film print, digital delivery of movies to cinemas will have developed;
•	Network operators will have largely switched to IP technologies;
•	All networks will have “triple play” offerings;
•	“Connected products” will be ubiquitous inside and outside the home; and
•	Home networking will have been implemented.

These long-term trends represent the Group’s vision of how the M&E industries may develop by 2010 and they influence how the Group is allocating and plans to allocate its resources. They also influenced the identification of the growth “boosters” in the framework of its Two-Year Plan, as described in Item 4: “Information on the Company—Our Strategy—Preferred Partner of the Media & Entertainment Industries”. The Two-Year Plan focuses the Group on the development and delivery of innovative products, services and technologies that are, and become, widely adopted in response to these anticipated long-term trends in the M&E industries.

Summary of Results

In 2005, consolidated net sales from continuing operations amounted to €5,691 million, compared with €6,036 million in 2004, a decrease of €345 million, or 5.7%, resulting primarily from the negative effect on the revenues from our Displays and CE Partnerships activities of the deconsolidation starting from August 1, 2004 of our TV business contributed to TTE, which accounted for net sales of €845 million for the period then ended in 2004. This decrease was offset in part by the contribution to consolidated net sales from continuing operations of the balance of our business, which grew by €460 million, or 9.3%, as discussed in more detail under “—Analysis of Net Sales” below.

Thomson’s profit from continuing operations before tax and financial result was €382 million in 2005, representing 6.7% of revenues from continuing activities, compared with €466 million for 2004.

This result reflects depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €442 million (2004: €399 million).

Research and development expenses, net of external funding, amounted to €234 million in 2005, or 4.1% of net sales in 2005, compared with 3.4% in 2004. Out of the total spending on research and development in 2005, €88 million was within the Technology division, which includes the Group’s corporate research operations.

Restructuring charges in continuing operations amounted to €51 million in 2005, compared with €70 million in 2004.

Finance costs amounted to €54 million in 2005 (2004: €29 million), including a net non-cash gain of 83 million on the mark-to-market of the embedded option in the Silver Lake convertible bond. The share of loss from associates was €82 million (2004: €20 million), including a non-cash impairment charge of €63 million relating to the Group’s holding in TCL Multimedia, as discussed further under “—Critical Accounting Policies—Impairment test of our equity investment in TCL Multimedia. The income tax charge was €70 million (2004: €93 million). The Group’s profit from continuing activities was therefore €176 million (2004: €324 million).

Certain activities were treated as discontinued operations pursuant to IFRS 5 in 2005 and 2004, principally the Displays activities disposed of during 2005 in two separate transactions with the Videocon group of companies and in the glass operations transaction with Rioglass, our optical modules activity, and the Audio/Video and Accessories businesses, which are held for sale following the announcement on December 12, 2005 of the decision to seek purchasers for these businesses. The loss from discontinued operations totaled €749 million in 2005, compared to a loss of €885 million in 2004. Of this €749 million, €676 million is losses related to our disposed activities from Displays & CE Partnerships.

As a result, the Group recorded a net loss of €573 million, compared to a net loss of €561 million in 2004. Thomson’s net loss per share on a non-diluted basis was €2.17 in 2005,

2005 FORM 20-F – THOMSON GROUP 53

Back to Contents

compared to net loss per share of €2.05 in 2004. The net losses for 2004 and 2005 are not fully comparable due to the first time application in 2005 of IAS 32 and IAS 39.

For more information on our 2005 results, see “—Results of operations for 2005 and 2004” below.

On April 20, 2006, Thomson announced its revenue for the first quarter of 2006. For more information about our first quarter 2006 results and the full text of that announcement, refer to our report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 20, 2006, certain parts of which are incorporated herein by reference and included as Exhibit 99.1 to this report.

Seasonality

Our net sales across our divisions have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the autumn selling season and year-end holidays.

The net sales of our Services businesses in the second half of 2005 totaled approximately €1.4 billion, representing 57% of the division’s 2005 net sales, compared to approximately €1.3 billion in the second half of 2004, representing 55% of the division’s 2004 net sales. The net sales of our Systems & Equipment businesses in the second half of 2005 totaled approximately €1.3 billion, representing 54% of the division’s 2005 net sales, compared to 60% in 2004. The net sales of our Technology businesses in the second half of 2005 totaled approximately €287 million, representing 53% of the division’s 2005 net sales, compared to 57% in 2004.

The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and financial result referred to herein as “profit from continuing operations”), driven by the fact that costs are spread more evenly than sales over the year. Our consolidated profit from continuing operations totaled €237 million in the second half of 2005, or 62% of our 2005 consolidated profit from continuing operations, compared with 75% in the last six months of 2004. Presented separately, the profit from continuing operations of the Services division in the second half of 2005 represented 68% of total year profit from continuing operations for this division, compared to 75% in 2004 over the same period. The profit from continuing operations costs of the Systems & Equipment division in the second half of 2005 represented 64% of total year profit from continuing operations for this division, compared to 81% in 2004 over the same period.

Effect of exchange rate fluctuations

We estimate that the impact of translating revenues of operating entities that are denominated in currencies other than euro into euro had a positive impact of €40 million on our net sales as expressed in euro in 2005. We estimate that the impact of translating the operating results of operating entities that are denominated in currencies other than euro into euro had a positive impact of €1.3 million in 2005 on our profit from continuing operations before taxes and financial result as expressed in euro in 2005.

In the section entitled “—Results of Operations for 2005 and 2004”, certain net sales figures at the Group and segment levels are presented where indicated on a comparable basis at constant exchange rates. To this end, the actual figures of the earlier financial year in the respective year-on-year comparison are restated to eliminate exchange rate effects by applying for the more recent year the average exchange rate used for the income statement for the earlier financial year. We believe this presentation of changes in net sales, adjusted to reflect exchange rate fluctuations, for this year-on-year comparison are helpful for analyzing the performance of the Group. The table sets forth the exchange rate effect on our net sales from continuing operations on a consolidated and segment-by-segment basis.

54 2005 FORM 20-F – THOMSON GROUP

Back to Contents

	2004 net sales at 2004 exchange rates	2005 net sales at 2004 exchange rates	Exchange rate impact	2005 net sales at 2005 exchange rates	Change in % at constant 2004 exchange rates	Change in % without adjusting for constant exchange rates

	Sales in € millions (except % data)
Continuing operations	6,036	5,651	40	5,691	(6.4)	(5.7)
Of which:
Services	2,338	2,466	21	2,487	5.5	6.4
Systems & Equipment	2,109	2,337	17	2,355	10.8	11.7
Technology	498	545	1.4	546	9.4	9.6
Corporate	23	40	0.3	40	76.6	77.8
Displays & CE Partnerships	1,068	263	0.5	263	(75.4)	(75.4)

Geographic breakdown of net sales

The table below sets forth our 2005 and 2004 net sales of continuing operations broken down by destination and classified by the location of the entity that invoices the customer. As illustrated below, our most important markets are the United States and Europe, each accounting for 44% of our 2005 net sales.

Net sales of continuing operations by destination	2005	2004

United States	44%	48%
Europe	44%	42%
Asia	5%	4%
Others	7%	6%

Events Subsequent to December 31, 2005

Acquisitions

On December 5, 2005, Thomson signed an agreement to acquire 33.3% of the issued and outstanding shares of Canopus Co., Ltd, a Japan-based leader in high definition desktop video editing software. The transaction was subject to governmental authorizations and satisfactory due diligence. The purchase price (Yen 3.8 billion equivalent to €27.5 million) was paid on January 26, 2006 partially in cash and by a delivery of 821,917 Thomson treasury shares. In parallel, Thomson launched a public tender offer for the remaining Canopus shares. The closing occurred on January 26, 2006, with Thomson acquiring control of 94.31% of Canopus for an additional consideration of Yen 8.3 billion (equivalent to an additional €60 million using the exchange rate of December 31, 2005). Canopus was fully consolidated starting from January 26, 2006.

On January 13, 2006, we re-enforced our network installation, playout and maintenance capabilities, through the acquisition of Convergent Media Systems for approximately $37 million (equivalent to €31 million using the exchange rate of December 31, 2005), subject to an increase by up to $7 million dependent upon the performance of the acquired company in

2005 FORM 20-F – THOMSON GROUP 55

Back to Contents

2006 and 2007. Thomson consolidated this activity starting from January 13, 2006.

Two-Year Plan Update and 2008 Vision for Thomson

As announced on April 20, 2006, the divestment of the Audio/Video and Accessories activities is on-track for announcement in the first half of 2006. Accordingly, Thomson considers that by the end of the second quarter of 2006, the Group’s Two-Year Plan to create a platform for future growth will have been implemented.

Thomson and its Board of Directors have started to examine the next phase of the Group’s development, with a view to creating clear leadership in digital video technologies for Thomson in 2008. This objective needs to be backed up by adequate financial resources and talent.

The Board of Directors intends that its objectives be met while having appropriate regard for the interests of the Group’s clients and employees, and its debt and equity holders.

In the above context and as announced on May 2, 2006, Thomson is looking at opportunities which could accelerate its expansion in digital and electronic media as part of building a 2008 strategy. The Board of Directors has started to assess a wide range of options available to it, in order to determine the optimal method of financing of the Group’s next development phase, consistent with the interests of its stakeholders.

The financing options being assessed include a combination of debt and equity consistent with the Group’s financial profile, including a financing in the public equity markets, and a strategic transaction financed in the private markets, which Silver Lake is involved in examining. The Board of Directors has set up a Special Committee of independent directors, chaired by Paul Murray and with independent financial and legal assistance, to advise the Board of Directors on any proposal made in this context.

There can be no guarantee that the assessment of any of the above-mentioned opportunities will lead to a transaction. The assessment of the financing options is still preliminary and therefore any outcome is highly uncertain. Thomson will only make further comments when, and if, there are material developments in these areas.

Critical Accounting Policies

Thomson’s principal accounting policies are described in Note 2 to our consolidated financial statements. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. Thomson’s management believes the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipments” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected

56 2005 FORM 20-F – THOMSON GROUP

Back to Contents

useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other tangible assets, excluding land that has an indefinite useful life. Development projects are capitalized and amortized over their economic useful lives, which usually do not exceed five years.

For the year ended December 31, 2005, the Group recognized depreciation expense amounting to €208 million related to tangible fixed assets and amortization expense of €125 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2005, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €886 million and €1,150 million, respectively.

Tangible and intangible assets having a finite useful life are tested for impairment at the balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets, a significant decline in the expected economic performance of the assets, or a significant decline in the revenues or in the market share of the Group. The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test.

The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value.

Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Impairment tests of goodwill and intangible assets with indefinite useful lives

Goodwill and intangible assets having an indefinite useful life are tested annually for impairment in September and whenever circumstances indicate that they might be impaired. The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use.

When reviewing goodwill and other indefinite-lived intangible assets for impairment, management. is required to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash generating unit, (2) estimating the value of the operating cash flow including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods.

These assumptions used by the Group for the determination of the recoverable amount of its assets are described in Note 13 to our consolidated financial statements and are based on actual historical experience and external data. In estimating the future revenues growth rates, operating margin rates and operational cash flow generated by a particular asset, the Group used its internal budget for each reporting unit, which is updated every

2005 FORM 20-F – THOMSON GROUP 57

Back to Contents

six months and which models cash flows for the next five-year period.

As of December 31, 2005, the net book value of goodwill and indefinite-lived intangible assets (trademarks) amounted to €1,756 million and €257 million, respectively.

Thomson performed an annual impairment test in 2005, which did not result in any impairment charge of these assets.

Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Deferred tax

Deferred tax assets are recorded:

•	for all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which these temporary differences can be utilized; and
•

for the carry forward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

The recoverable amount of the deferred tax assets is reviewed at each balance sheet date and reduced when it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Management judgment is therefore required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2005, the Group has recorded a €162 million deferred tax liability and €379 million of deferred tax assets reflecting management’s estimates.

Post-employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for post-employment benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 26 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure and higher volatility. As a result, short-term valuation of related plan assets are decreasing/increasing, causing a corresponding increase/decrease of the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions used may materially affect our pension and post-retirement benefits obligations under such plans and the related future expense.

As of December 31, 2005, the post-employment benefits liability amounted to €939 million, while the present value of the obligation amounted to €1,112 million and the fair value of plan assets amounted to €183 million. For the year ended December 31, 2005, the Group recognized €52 million of expenses related to such liability.

58 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of December 31, 2005 by €40.5 million at December 31, 2005 closing rate, and the service and financial components of the 2005 post-retirement benefit expenses by €3 million at December 31, 2005 closing rate.

The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of December 31, 2005 by €34.5 million at December 31, 2005 closing rate, and the service and financial components of the 2005 post-retirement benefit expense by €2 million at December 31, 2005 closing rate.

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new incorporated entity, TCL-Thomson Electronics (TTE), in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date.

Thomson has assessed the capital gain resulting from this transaction as the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

In order to determine the fair value of this disposed business, the Group’s management used certain valuation techniques and set up a measurement process that has involved an external appraiser using several methodologies, of which one is based on external available information. The assumptions retained have impacted the fair value of the business and the amount of capital gain recognized.

Impairment test of our equity investment in TCL Multimedia

The Group reviews for impairment an investment in associate when a triggering event occurs during a period. The criteria used to determine whether there is a triggering event is based on the fair value of the investment, when available, compared to its carrying amount. Then in the case management estimates a triggering event occurred, management needs to assess the recoverable amount of the related investment. As defined under IFRS, the recoverable amount is the higher of (i) the fair value and (ii) the value in use.

As a consequence, Thomson’s management is required to (i) estimate whether a triggering event occurred during the period under review and (ii) assess the recoverable amount of the investment, when required. Management has therefore to make significant judgment when assessing the recoverable amount of its investment accounted for using the equity method in TCL Multimedia.

As of December 31, 2005, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment.

In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. In order to assess the present value of related cash flows, Thomson used a 9.2% discount rate and a perpetual growth rate of 2.3%.

As a result of the impairment test, Thomson recognized a €63 million impairment for the period ended December 31, 2005 on the carrying amount of its investment in TCL Multimedia (net book value as of December 31, 2005 of €193 million).

Provisions and litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters,

2005 FORM 20-F – THOMSON GROUP 59

Back to Contents

etc., management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. Refer to Note 35 for a description of the significant litigation.

Measurement of conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in U.S. dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares (the “Bonds”). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been recognized in the statement of operations under IFRS.

As such, Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds.

The measurement process comprises the determination, using an instrument measurement model, such as the Black & Scholes or Binomial models. The main inputs relate to a discounted volatility of Thomson shares on the stock market, the closing prices of Thomson shares and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. Subsequent changes in fair value required Thomson to recognize a net non-cash financial gain amounting to €83 million in 2005 (comprising a gain of €94 million and a loss of €11 million related to the negative impact of exchange rates) and a loss amounting to €84 million in 2004. However, since IAS 32 and 39 apply only from January 1, 2005, the loss incurred from inception to December 31, 2004 has been charged against equity.

Accounting options pursuant to IFRS used by the Group

As permitted by IFRS 1 “First time adoption of international financial reporting standards,” the Group has opted to apply the options and exemptions stated below. For a more detailed analysis of such options, see Note 38 to our consolidated financial statements.

Business combinations

The Group has opted not to restate past business combinations in accordance with IFRS 3 that occurred before January 1, 2004.

Cumulative translation differences

The Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity (total impact of this reclassification amounts to €612 million from “cumulative translation adjustments” to “retained earnings”). All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. The gain or loss on a subsequent disposal of any foreign operation excludes translation differences that arose before the date of transition to IFRS but includes later translation differences.

Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

Cumulative unrecognized actuarial losses on pensions and other post-employment benefit plans at January 1, 2004 have been recognized against equity in the opening balance sheet for €248 million instead of being amortized over the remaining years of services of employees according to the “corridor” method. The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

60 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Measurement of certain items of tangible and intangible assets at fair value

Under certain circumstances, the Group elected to apply the IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date. This method has been used only to value the television assets which were transferred to TTE in July 2004. This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. It had a negative impact of €17 million on the opening net equity, which corresponds to the difference between the €128 million of assets carrying value and €111 million fair value.

Stock options and other share-based payments

According to IFRS 1, the Group elected to apply IFRS 2 “Share based Payments” to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

The following options and exemptions provided by IFRS 1 have not been applied by the Group or are not relevant for Thomson’s activities:

1)

Compound financial instruments option, designation of previously recognised financial instruments option and fair value measurement of financial assets or financial liabilities option. Thomson has not used these exemptions provided by IFRS 1 as the Group applies IAS 32 and 39 from January 1, 2005.

2)

Assets and liabilities of subsidiaries option and changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment option. Thomson has not applied these options because they were not relevant to Thomson’s activities.

Transition to IFRS and Changes in Accounting Principles

In accordance with the Regulation 1606/2002 of the European Parliament dated July 19, 2002 regarding the application of international accounting standards, the Group has prepared its consolidated financial statements in compliance with IFRS effective as of December 31, 2005 and approved by the European Union as of February 21, 2006.

The Group’s consolidated financial statements are covered by IFRS 1 “First Time Adoption of IFRS” because they are part of the period covered by Thomson’s first IFRS financial statements. Our consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations effective as of December 31, 2005 and approved by the European Union as of February 21, 2006. In addition to the standards that must be applied as of December 2005, the Group has opted for early adoption of the following standard and IFRIC interpretation:

•	IFRIC 6 “Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment”. IFRIC 6 clarifies the accounting for liabilities for waste management costs.
•

The December 2004 amendment to IAS 19 “Employee Benefits”. This standard introduces a further option regarding the recognition of actuarial gains and losses for defined benefit pension plans. It now allows actuarial gains and losses to be recognised, in full, in a statement of recognised income and expense outside the income statement, which implies that actuarial gains and losses can be recognised directly in equity. It also requires additional disclosures.

For a description of the accounting principles applied by the Group and the impact of the adoption of IFRS on our consolidated financial statements, see Notes 2 and 38, respectively, to our consolidated financial statements.

2005 FORM 20-F – THOMSON GROUP 61

Back to Contents

The table below sets forth the main impacts on shareholders’ equity and 2004 results of the Group as a result of the adoption of IFRS.

	As of January 1, 2004	Net Income	Other	Currency Translation Adjustments	As of December 31, 2004	As of January 1, 2005

	(in € millions)
Shareholders’ equity under French GAAP	3,583	(636)	(171)	(106)	2,670	2,670
Customer relationship	(58)	(23)	—	6	(75)	(75)
Restructuring costs for business combinations	—	(29)	—	2	(27)	(27)
Goodwill amortization	—	100	—	(5)	95	95
Consolidation scope - Special Purpose entities	(43)	—	43	—	—	—
Transaction costs - TTE Transaction	(9)	4	—	—	(5)	(5)
Fair value of property, plant and equipment	(17)	2	—	—	(15)	(15)
Capital gain on transferred assets	—	12	—	(1)	11	11
Revenue recognition – Patent licensing	(27)	24	—	—	(3)	(3)
Rebates received	—	(4)	—	—	(4)	(4)
Capitalization of development costs, net	16	14	—	—	30	30
Employee benefits	(152)	(25)	(23)	8	(192)	(192)
Share-based payment	—	(3)	3	—	—	—
IAS 32 / 39 impacts	—	—	—	—	—	(86)
Other IFRS adjustments	4	(7)	—	(1)	(4)	(4)
Total IFRS adjustments before tax	(286)	65	23	9	(189)	(275)

Tax effect	(17)	12	—	(1)	(6)	(6)
Total IFRS adjustments	(303)	77	23	8	(195)	(281)

Shareholders’ equity under IFRS	3,280	(559)	(148)	(98)	2,475	2,389

Principal Differences Between IFRS and U.S. GAAP

The principal differences between IFRS and U.S. GAAP affecting our consolidated financial statements mainly relate to the following topics:

Main differences between IFRS and U.S. GAAP

Development projects

The IFRS accounting policy for development projects is disclosed in Note 2 to our consolidated financial statements. Under IFRS, development projects are recognized as intangible assets for their costs when certain criteria are met (IAS 38 “Intangible Assets”), and otherwise the related costs are expensed as incurred.

Under U.S. GAAP, capitalization of development costs is prohibited (SFAS 2 “Accounting for Research and Development Costs”), unless they pertain to specific elements of internally generated computer software (SFAS 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”).

As a result, all costs incurred related to development projects that do not relate to internally generated computer software and that have been capitalized under IFRS have been expensed as incurred under U.S. GAAP. As a consequence, amortization expenses related to those capitalized development projects booked under IFRS have been reversed under U.S GAAP.

62 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Accounting of our subordinated perpetual debt

Under IFRS, our perpetual subordinated debt issued in September 2005 has been accounted as a component of the shareholders’ equity because it meets the definition of shareholders’ equity, mainly due to the fact that it is not redeemable and interest is due only in the case Thomson pays dividends to its shareholders. Under U.S. GAAP, such financial instrument does not meet the definition of equity but the definition of a financial debt.

In addition, and mainly due to the different nature of the instrument under IFRS and U.S. GAAP, interest costs are not recognized in the income statement at the same time. Under IFRS, interest to be paid after the Shareholders’ Meeting has approved the distribution of dividends is accrued within the period in respect of which such dividends are delivered. Under U.S. GAAP, interest accrues during each period, regardless when the shareholders’ meeting approves any distribution of dividends.

Accounting for “conventional convertible debt”

Split accounting for convertible debt is required under IFRS, implying recognition of interest expense using the effective rate thereof. By contrast, interest expense is recognized based on the nominal interest rate under U.S. GAAP and no split accounting is required. Under IFRS, IAS 39 “Financial Instruments: Recognition and Measurement” requires split accounting when a financial instrument (a convertible debt) contains both a liability component and an equity component, like an option to convert part or all of the repayment obligation into Thomson shares.

Under U.S. GAAP, conventional convertible debt (i.e., all of Thomson’s convertible debt, except that issued to Silver Lake Partners LLC as further described in Note 24 to our consolidated financial statements) does not imply the recognition of an embedded derivative. As such, the debt is recognized on the balance sheet at its nominal value and, therefore, only interest calculated based on the nominal interest rate is recognized. This difference affects the financial income (loss) of the Group under U.S. GAAP compared to IFRS (with certain exception due to the potential effect of issue discounts granted and/or costs of issuance).

Pension and other post-employment benefits

Differences are mainly due to (1) the impact of the exception provided by IFRS 1 “First Time Adoption” as mentioned below under “—Differences due to specific exemptions under IFRS 1”, (2) the additional minimum pension liabilities recognized under U.S. GAAP that do not exist in IFRS and (3) the option of IAS 19 “Employee Benefits”, as revised, to recognize actuarial gains or losses immediately against equity whereas it is amortized using the corridor method under U.S. GAAP.

Under U.S. GAAP, all IFRS impacts on shareholders’ equity were reversed, and the actuarial gains and losses, at the IFRS transition date and those created on subsequent years, continue to be amortized over the employee’s remaining service period. In addition, under U.S. GAAP, the minimum pension liability is charged to other comprehensive income when the accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets.

Stock options and other share-based payments

The IFRS accounting treatment for stock-based compensation is disclosed in Note 2 to our consolidated financial statements under “Share-based payments”, which indicates that equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as a compensation expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of the number of options that will be exercised.

In addition, when share-based payments are cash-settled, a liability equal to the portion of the goods or services received is recognized at fair value and re-measured at each balance sheet date.

Under U.S. GAAP, all stock options plans are accounted for by Thomson using the intrinsic value as prescribed by APB 25 “Accounting for Stock issued to Employees”. When stock plans are amended, which occurred in connection with the public tender offer made by Thomson in September 2004, U.S. GAAP requires accounting based on fair value of option granted, with subsequent re-measurement at each balance sheet date of the then determined fair value, with change in fair value being recorded against income.

2005 FORM 20-F – THOMSON GROUP 63

Back to Contents

As a result, the income statement impact related to share-based payment may significantly differ between IFRS and U.S. GAAP.

Profit from operating sale-and-leaseback transactions

IFRS requires this profit to be recognized up-front when the sale is at market conditions, whereas U.S. GAAP requires it to be amortized over the lease term, except for portions of those gains that exceed the present value of the minimum lease payment.

Certain gains on past sale and operating leasebacks have been recognized at the date of the transaction under IFRS because the sale prices were determined to be at fair value.

Under U.S GAAP, related gains shall be deferred and amortized over the lease term, except for portions of those gains that exceed the present value of the minimum lease payment.

As a result and until the end of the related lease terms, capital gain from sale and lease back transactions of the Group under U.S. GAAP will be higher than under IFRS.

Commitments to purchase minority interests

Under IFRS, commitments to purchase minority interests are recognized as a financial debt for the fair value of the repurchase consideration under the put option, offset by minority interests, and, for the balance, as goodwill as described further in Note 2 to our consolidated financial statements.

Under U.S. GAAP, similar commitments are recognized only when the commitments are assessed as a forward contract, i.e., put and call options should be symmetric in terms of value and timing. In such case, the call holder accounts for the transaction as a financing of the minority interest and, consequently, consolidates the subsidiary using the percentage of interest that would be acquired after the call or the put instrument is exercised, and, therefore, no difference with IFRS exists except for the accounting of net income attributable to minority interests that remains to be shown on the face of the statement of operations under IFRS. In other cases under U.S. GAAP, no liability should be recognized related to any commitment given unless it is probable that a liability exists.

Certain timing differences between IFRS and U.S. GAAP related to the recognition of restructuring liabilities

The Group applies the provisions of IAS 37 “Provision, Contingent Liabilities and Contingent Assets” in order to assess restructuring liability at the closing date. This standard defines certain criteria to be met in order to provide for costs of a restructuring plan.

Under U.S. GAAP, the criteria for recognizing a restructuring liability are more stringent than under IFRS, since the U.S. GAAP standard provides additional criteria to recognize a liability in comparison with IAS 37. Thus, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that the communication of the reorganization plan include sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated.

In addition, SFAS 146 requires the costs to terminate a contract to be provided for at the date the third party is notified of such decision or at the cease-use date in the case of a lease agreement. By contrast, under IFRS, the accrual is to be recorded at the announcement that the facility will be vacated.

Furthermore, the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” allow costs of a restructuring plan of an acquired entity to be charged against goodwill, when certain conditions are met. Under IFRS, no such restructuring plan costs are charged against goodwill, but they are expensed in the period the plan is announced.

Recognition of the non-contingent part of certain guarantees given

Under U.S. GAAP, FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees for the Indebtedness of Others” requires the recognition of the fair value of certain guarantees given as a liability at the date the guarantee is granted for their non-contingent part.

64 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Under IFRS, such commitment cannot be provided for because it does not meet the present obligation criteria required to accrue for a liability.

Deferred taxes

Under IFRS, the recognition of deferred taxes assets arising from the tax loss carry-forward of an acquiring company that will offset taxable income of an acquired entity in a certain period are charged against tax income in that period.

Under U.S. GAAP, such recognition is recorded in goodwill.

Differences due to specific exemptions provided by IFRS 1

Business combinations

Under IFRS, the Group has opted not to restate past business combinations that were recognized before January 1, 2004. Consequently, business combinations consummated before that date have a different treatment under IFRS and U.S. GAAP.

In addition, under U.S. GAAP, SFAS 142 “Goodwill and Other Intangible Assets” requires no amortization of goodwill to be recorded after January 1, 2002, whereas, in application of IFRS 3 “Business Combination” and the related exemption provided by IFRS 1, business combinations consummated prior to January 1, 2004, have not been restated and consequently, accumulated amortization of goodwill recognized under French GAAP as of that date, still exist under IFRS.

As a result, net book values of all goodwill on business combinations consummated before January 1, 2004 are different under both standards, which creates a difference in the cumulative translation adjustment, if any, and, in the case we sell a business, in the related capital gain (loss).

Cumulative translation adjustments

Under IFRS, the Group elected to recognize all cumulative translation adjustments of the foreign subsidiaries into opening retained earnings as of January 1, 2004. All cumulative translation adjustments for all foreign operations have, therefore, been deemed to be zero at that date. The gain or loss on a subsequent disposal of any foreign operation will exclude translation adjustments that arose before the IFRS transition date but will include later translation adjustments.

Under U.S. GAAP, cumulative translation adjustments continue to be accounted on a cumulative basis, and, as such, shall have a different balance at each balance sheet date under U.S. GAAP compared to IFRS.

As a consequence, gains or losses on disposal of any foreign operations completed since the transition date to IFRS will include under IFRS recycling of translation adjustments that have been recognized since the transition date. Under U.S. GAAP, they will include the recycling of all translation adjustments recognized since the acquisition or incorporation of the related foreign operations. As such, related capital gains (losses) may differ significantly under both standards.

Cumulative actuarial gains and losses on pension and other post-employment benefit plans

Under IFRS, following the exemptions of IFRS 1, the Group recognized all unrecognized actuarial gains and losses existing as of January 1, 2004 against shareholders’ equity.

Under U.S. GAAP, and unrecognized actuarial gains and losses existing as of the IFRS transition date and those realized in subsequent years continue to be amortized over the employee’s remaining service period.

Recognition of certain long-lived assets at fair value

On a discretionary basis and as permitted by IFRS 1, which enables to recognize certain long lived assets at their fair value at the IFRS transition date, the Group has re-measured and recognized certain long lived assets at their then fair value. This method has been retained to re-measure certain long lived assets of the television manufacturing business transferred to TTE in July 2004.

Under U.S. GAAP, reevaluation of long lived assets is not permitted. This implies a different capital loss recognized under IFRS and U.S. GAAP standards on the transfer of our television manufacturing business to TTE in July 2004.

2005 FORM 20-F – THOMSON GROUP 65

Back to Contents

Stock options and other share-based payments

The IFRS accounting treatment for stock-based compensation as disclosed above requires equity-settled share-based payments to be measured at fair value at the grant date.

As permitted by IFRS 1, we have opted to exclude all stock options plans granted before November 7, 2002 and fully vested before January 1, 2005 from the application of IFRS 2, and as such, these options are accounted for by Thomson using a provision of French GAAP that allows no recognition of compensation expense.

Under U.S. GAAP, all stock options plans are accounted for by Thomson using the intrinsic value as prescribed by APB 25 “Accounting for Stock issued to Employees”. As a result, the impact on our income statement related to share-based payment may significantly differ between IFRS and U.S. GAAP.

The differences as explained above may affect income tax and therefore deferred income tax.

For more detailed information about the foregoing differences between IFRS and US GAAP, as well as certain additional differences between IFRS and US GAAP as they apply to Thomson, please refer to Note 40 to our consolidated financial statements.

Evolution of division structure

Changes in scope of consolidation in 2005

(a) Main acquisitions

•

On February 4, 2005, Thomson purchased 100% of the German company, MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products for €4 million. This acquisition has been accounted for using the purchase method. This company is fully consolidated in the Technology division from that date.

•

On March 14, 2005, Thomson acquired a 25% interest in ContentGuard Holdings, Inc., a developer of Digital Rights Management (DRM) technologies, for USD 27 million and controls 33% of the voting rights pursuant to a shareholders’ agreement with the other two shareholders, Microsoft and Time Warner. This company is consolidated in the Technology division under the proportionate consolidation method from that date.

•

On March 29, 2005, Thomson acquired 100% of Inventel (France), a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions is expected to enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

The total purchase price amounted to €146 million in cash and shares consisting of:

–	€81 million in cash paid on the closing date (March 29, 2005);
–	€65 million paid or to be paid in Thomson shares:
•	2,351,648 shares delivered at the closing date (valued at €49 million based on a share price of €20.72 per share),
•	712,498 shares to be delivered in different installments from 2006 to 2008 and subject to certain price adjustments (€14 million based on a share price of €20.72 per share), and
•	a maximum of 87,074 shares are to be delivered on June 30, 2006 and 2007 depending on specified earn-out conditions (€2 million based on a share price of €20.72 per share).

Thomson may be required to make a subsequent payment in its shares to the sellers as compensation for any reduction below a specified threshold in the value of shares to be delivered.

In addition, options to purchase a maximum of 1,760,000 shares were granted to the sellers with an exercise price of €20.72 per share depending on certain retention conditions, 50% of which vest from July 1, 2006 to September 30, 2007 and 50% vest from July 1, 2007 to February 29, 2008. The number of option shares is capped to yield total contingent consideration not exceeding €8.8 million on each of the two vesting dates based on the then current market value of Thomson’s shares.

66 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The company is fully consolidated in the Systems & Equipment division from March 29, 2005.

•

On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company which possesses key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks. The total purchase price amounted to €82 million in cash and shares consisting of:

–	€40 million paid in cash at the closing date (April 20, 2005); and
–	€42 million to be paid in Thomson shares based on a share price of €20.23 per share as follows:
•	1,050,878 shares to be delivered on April 20, 2006,
•	1,050,878 shares to be delivered on April 20, 2007.

Thomson may, at its option, pay either or both instalments of 1,050,878 shares described above in cash at €20.23 per share or at the then share price of its shares, if higher.

Thomson may be required to make a subsequent payment in its shares to the seller as compensation for any reduction below a specified threshold in the value of shares to be delivered.

In addition, options to purchase a maximum of 2,101,756 Thomson shares were granted to the sellers with an exercise price of €20.23 per share depending on certain retention conditions, 50% of which vest on April 20, 2006 and 50% vest on April 20, 2007. The number of shares to be remitted on exercise is reduced to cap the potential gain at €14 million based on the then share price of Thomson shares.

The company is fully consolidated in the Systems & Equipment division from April 20, 2005.

•

On June 17, 2005, Thomson acquired for a total consideration of €7 million paid in cash 73% of Nextamp, a French company based in Rennes specialized in the protection of video content with technologies known as watermarking. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy. An additional 1% has been acquired in September 2005. The remainder of the 16% will be purchased at a later date and at the latest on June 30, 2006 at a price depending on the evolution of the results of the company in 2005. The purchase price will be also increased by the issuance of specific warrant (Bons de Créateur d’Entreprise / BCE).

The total cost of the planned purchase is expected to amount to €9 million. This acquisition follows a first step by Thomson made in 2004 with the acquisition of 10% of the capital.

The company is fully consolidated in the Technology division from June 17, 2005 and the amount due to minority shareholders is recorded as a debt and the counterpart is a debit in goodwill and in minority interests.

•

On August 26, 2005, Thomson acquired 100% of Premier Retail Network, a leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers. The purchase price amounted to $299 million paid in cash. Premier Retail Network forms part of Thomson’s Network Services business unit in the Services division and is fully consolidated from August 26, 2005.

•

On October 27, 2005, Thomson acquired 51% of VCF Thématiques. The investment took the form of a capital increase by €17 million and allows Thomson and the previous owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day.

According to the shareholders’ agreement, Thomson may purchase and may be required to purchase the remainder of the 49% from June 2006, at a price depending on the evolution of the results of the company. The optional amount due to the minority shareholder is recorded as a debt estimated at around €16 million.

The company will be part of Thomson’s Network Services business unit in the Services division. It is fully consolidated from October 27, 2005.

•

On December 31, 2005, Thomson purchased 100% of Thales Broadcast & Multimedia (TBM) for an amount paid of approximately €133 million (of which €64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is subject to adjustment depending on the level of working capital and cash at the acquisition date, as determined in the contract. This acquisition in the Systems &

2005 FORM 20-F – THOMSON GROUP 67

Back to Contents

Equipment division follows the announcement of a strategic partnership between Thomson and Thales, specifically in the domain of high-video content management.

(b) Main disposals

•

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon, for a consideration of €10 and committed to recapitalize the sold company with €103 million in cash as of the transaction date and a further €85 million one year after.

•

On June 28, 2005, Thomson signed an agreement for the sale of its Displays activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno), as well as some related research and development and sales, marketing and administrative functions, to the Indian group, Videocon.

The definitive agreement occurred on September 30, 2005. Thomson received a cash payment of €240 million for its Displays activities and technology. Thomson has also invested €240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and consumer electronics components. This investment was effected in the form of global depositary receipts (“GDRs”) listed on the Luxembourg Stock Exchange. The price is subject to adjustment clauses normal for this type of agreement.

The shareholders’ agreement between Thomson, Videocon Industries and certain members of the already existing shareholders of Videocon Industries, signed on September 30, 2005, provides certain rights and obligations among the parties, for so long as Thomson holds at least 3% of the outstanding shares of Videocon Industries. Thomson may not transfer any GDRs it has acquired until September 30, 2008, subject to certain exceptions, which are notably (1) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, (2) Thomson may enter into share lending arrangements and (3) Thomson may sell up to 10% of its holding under various conditions.

The total impact of this disposal is a consolidated loss totalling €97 million.

•

On June 30, 2005, Thomson entered into an agreement to sell its tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing, France, to the Spanish glass group, Rioglass. Rioglass, which specializes in glass parts for the car and transport industries, will establish a glass-conversion activity for the automotive industry on the site.

The definitive agreement was entered into on December 23, 2005. Thomson is committed to certain future payments to Rioglass that have been recorded in Thomson 2005 consolidated financial statements. The total impact of this disposal is a consolidated loss totalling €89 million.

All of the above disposals relate to operations treated under IFRS 5 as discontinued operations. For further information on our discontinued operations, refer to Note 11 to our consolidated financial statements.

(c) Other 2005 changes

•

In connection with the Combination Agreement with TCL International and TCL to create TTE, Thomson exercised its option to convert its 33% investment in TTE into a 29.32% interest in TCL Multimedia Technology Holdings Ltd, the parent of TTE. The exchange occurred on August 10, 2005.

This transaction has been characterized as an exchange without commercial substance and therefore accounted for at carrying value, without generating gain or loss. The investment is still accounted for under the equity method.

The investment is subject to a full lock-up period until July 2007. After that date, Thomson is allowed, depending on various conditions, to sell between 25% and 33% of its shares in 2007/2008 and between 25% and 33% of its shares in 2008/2009. After July 2009, no lock-up clause will remain.

Changes in scope of consolidation in 2004

(a) Main acquisitions

•

On January 7, 2004, Thomson completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (known by the name of “Fortune”). This activity was fully consolidated from that date. Concurrently with this operation, Thomson increased its ownership in Thomson Guangdong Display Co. Ltd. to 77%. (This operation was

68 2005 FORM 20-F – THOMSON GROUP

Back to Contents

subsequently included in the sale of Displays assets to Videocon on September 30, 2005 referred to above.)

•

On April 20, 2004, Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. This company was fully consolidated from that date.

•

On May 12, 2004, Thomson acquired Command post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. This company was fully consolidated from that date.

•	On May 15, 2004, Thomson acquired the video division of ParkerVision, a pioneer of live television production automation systems. This activity was fully consolidated from that date.
•

On June 11, 2004, Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. the 45% minority interest in Thomson Zhao Wei Multimedia Co., Ltd., a Chinese company. Thomson already held the other 55% and had joint control. This company then formed part of Thomson’s television business contributed to TTE as of July 31, 2004.

•

On June 16, 2004, Thomson acquired from Alcatel a 25% minority interest in Nextream S.A. Thomson already held the other 75%, together with management control. Nextream, which was fully consolidated, is now 100% held by the Group.

•	On June 18, 2004, Thomson acquired Madrid Film SL, also known as Madrid Film Group, the largest film and post-production operation in Spain. This company was fully consolidated from that date.
•

On June 24, 2004, Thomson acquired the set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of DirecTV Group) and signed an agreement for the long-term development and supply of digital satellite set-top boxes to Hughes Network Systems. This activity was fully consolidated from that date.

•

On July 19, 2004, Thomson acquired Gyration, a Silicon Valley technology company that has developed a line of next-generation user-interface (UI) devices using proprietary technology based on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). This company was fully consolidated from that date.

•

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson held 33% and TCL 67% following the transaction. Following the transaction, Thomson had neither control nor joint control of TTE and accounted for its investment in TTE under the equity method from August 1, 2004. The television activity contributed to TTE was fully consolidated before July 31, 2004. Thomson accounted for the contribution of its television business as a disposal and recorded the 33% interest in TTE as an acquisition. As described above in “Changes in scope of consolidation in 2005—Other 2005 Changes”, in August 2005 Thomson exercised its option to convert its 33% interest in TTE into a 29.32% interest in TCL Multimedia Technology Holdings Ltd.

•

On October 27, 2004, Thomson acquired 77.61% in Corinthian Television Facilities Limited (UK). Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission playout to major international broadcasters through long term contracts. This company was fully consolidated from that date.

•

On November 4, 2004, Thomson acquired a 50% interest in Beijing Nokia CITIC Digital Technology Co Ltd. This company is mainly engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services via satellite, cable, terrestrial and telecom networks and related products and systems for digital Internet services. The company was consolidated under the proportionate consolidation method from that date.

•

On November 18, 2004, Thomson acquired EADS DCS (Defense and Communication Systems) Video Over Internet Protocol (IP) activity, specialised in the integration of video over IP systems, which enables seamless access to voice, data and video content. This activity was fully consolidated from that date.

•

On December 9, 2004, Thomson acquired The Moving Picture Company (MPC). MPC is a London (UK) provider of visual effects and post-production services to both the motion picture and commercial advertising industries. This company was fully consolidated from that date.

2005 FORM 20-F – THOMSON GROUP 69

Back to Contents

(b) Main disposals

•

On March 23, 2004, Thomson sold to the Taiwanese company, Foxconn, its optical pick-up manufacturing activity located in China within Thomson OKMCO Shenzen Co. Ltd. As of December 31, 2005, Thomson’s research, product development and selling activities in this business were considered assets held for sale as these activities form part of our discontinued operations. See Note 11 to our consolidated financial statements.

•

On June 25, 2004, in order to complete the agreements signed in 2003 concerning Canal Plus Technologies and the sale of the MediaGuard™ business to Kudelski, Thomson sold to Kudelski 50% of its shares into Canal Plus Technologies to form a joint venture in the field of the conditional access systems patents, which was consolidated under the proportionate consolidation method from that date.

•

On July 31, 2004, Thomson and TCL combined their respective TV assets into TTE. Thomson contributed its industrial TV assets mainly located in Mexico, Poland and Thailand as well as its R&D centres located in the U.S., Germany and Singapore. TTE licenses certain intellectual property from Thomson (trademarks and patents), prior to the renegotiation of contractual arrangements in 2005, exclusively used Thomson’s services for the distribution of televisions in Europe and the United States with Thomson acting as agent. See Item 4: “Information on the Company—Displays and CE Partnerships—Displays” for more information on these arrangements.

•	On September 22, 2004, Thomson sold its 19.9% interest in Total Technology Company Limited. Before that date, the company was consolidated under the equity method.
•	On December 10, 2004, Thomson sold its 36% interest in Keymro. The company, which had been consolidated under the proportionate consolidation method, was no longer consolidated as of such date.
•	On December 31, 2004, Thomson sold Thomson Servicios Corporativos S.A de C.V, a set-top box manufacturing company in Mexico to Elcoteq. Prior to December 31, 2004, the activity was fully consolidated.

Notification of participations acquired in the share capital of French companies

Under article L. 233-6 of the French Commercial Code, we disclosed that in 2005:

•	on March 29, 2005, the Group acquired 100% of Inventel;
•	on April 20, 2005, the Group acquired 100% of Cirpack;
•	on June 17 and September 19, 2005, Thomson acquired 74% of Nextamp;
•	on October 27, 2005, the Group acquired 51% of VCF Thématiques; and
•	on December 31, 2005, Thomson acquired 100% of Thales Broadcast & Multimedia SA.

Under article L. 223-6 of the French Commercial Code, we disclosed that in 2004:

•	in September 2004, Thomson acquired an interest of 10% in the share capital of Nextamp;
•

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

•	on June 16, 2004, Thomson, which was a 75% shareholder of Nextstream S.A., acquired the remaining 25% from Alcatel. Nextream is currently 100% held by the Group.

Results of operations for 2005 and 2004

The Group’s revenues and profit from continuing operations before tax and financial result for the years 2005 and 2004 are presented below for continuing operations – Services, Systems & Equipment, Technology and Displays & CE Partnerships. The results of discontinued operations, principally the Displays activities and Audio/Video and Accessories businesses are presented below separately under “—Net income from discontinued operations”.

70 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Analysis of Net Sales

In 2005, consolidated net sales from continuing operations amounted to €5,691 million, compared with €6,036 million in 2004, a decrease of €345 million or 5.7% (6.4% at constant 2004 exchange rates reflecting a positive currency impact of €40 million), resulting primarily from the elimination of revenues within our Displays and CE Partnerships segment resulting from the deconsolidation from August 1, 2004 of our TV business contributed to TTE, which accounted for net sales of €845 million for the period then ended in 2004. The contribution to consolidated net sales from continuing operations of the balance of our business grew by €460 million or 9.3% (8.5% at constant 2004 exchange rates reflecting a positive currency impact of €40 million).

The growth achieved by the more mature businesses identified in the Two-Year Plan (DVD and Film Services in the Services division and Set-Top Boxes, i.e. the AP&G-Satellite, Terrestrial & Cable activities, in Systems & Equipment) in 2005 was reduced by the disappointing performance of DVD Services and, to a lesser extent, Set-Top Boxes in the fourth quarter and in December in particular, although Film Services had a strong fourth quarter. Over the full year, revenues from these activities grew by €47 million reflecting a positive currency impact of €25 million (despite a €103 million decline in VHS sales at constant 2004 exchange rates). Revenues from our Licensing business grew by €20 million (with no year-on-year currency impact affecting this business).

Revenue growth for the full year was accordingly derived principally from the “Booster” businesses that we identified as areas with significant growth potential in our Two-Year Plan, in particular Content Services, Network Services, Broadcast & Network and AP&G-Telecom. The “Boosters” contributed revenue growth of €335 million at constant 2004 exchange rates. The businesses acquired in 2005 contributed €192 million to our consolidated net sales, principally due to the acquisitions in Network Services of VCF Thématiques (October 2005) and Premier Retail Network (August 2005) and in AP&G-Telecom of Cirpack (April 2005) and Inventel (March 2005). Acquisitions made in 2004 (mainly Corinthian in Network Services in November 2004 and the Moving Picture Company (“MPC”) in Content Services in December 2004) added €123 million to consolidated net sales in 2005, compared to €28 million in 2004. The recent acquisitions of Thales Broadcast & Multimedia and Canopus within our Broadcast & Networks activity will only contribute to 2006 revenues. The organic growth of these activities was augmented by the full-year consolidation impact in 2005 of businesses acquired in 2004 in the Services division.

Services

Consolidated net sales for the Services division totaled €2,487 million in 2005 compared with €2,338 million in 2004, representing an increase of 6.4%. This increase includes a positive impact of exchange rate variations of €21 million. Consolidated net sales of the Services division increased by 5.5% at constant 2004 exchange rates. The growth was driven primarily by significant growth in the Content Services and Network Services activities which more than offset the continued decline in VHS net sales. Acquisitions made in 2004 (mainly Corinthian and MPC) added €116 million to consolidated net sales in 2005, compared to €20 million in 2004. Acquisitions made in 2005 contributed €51 million to the 2005 consolidated net sales (mainly accounted for by the Premier Retail Network and VCF Thématiques acquisitions).

In our physical media businesses, there was volume growth in both DVD Services and Film Services. The number of DVDs replicated in 2005 amounted to 1.34 billion, an increase of 7% mainly driven by significant growth in Europe, while North America’s growth was more modest due to a disappointing fourth quarter in 2005. Major titles and catalog volumes were relatively slow in the fourth quarter. Because of the more mature market environment in DVD Services faced in late 2005, compared to the previous higher growth environment, we have adjusted our DVD overall market volume growth expectations for 2006 to less than 10%, rather than above 10% previously. VHS volumes continued to decline, as expected, decreasing by 68% to 49 million units. Film Services showed 4% growth in 2005 with approximately 5.3 billion feet of film processed, compared to 5.1 billion feet in 2004, with a strong last quarter of 2005 thanks to an improved film release slate. Volume growth in DVD Services (7%) and Film Services (4%) was partially offset by pricing pressure across many of our Services businesses. Physical media sales (DVD and Film)

2005 FORM 20-F – THOMSON GROUP 71

Back to Contents

accounted for approximately 80% of total sales in the Services division in 2005 compared to approximately 90% in 2004.

In 2005, net sales from our Content Services activities grew significantly, reflecting organic growth and growth in particular in the visual effects services with the full-year consolidation impact of MPC, which was acquired in December 2004.

In our Network Services activities, sales in 2005 doubled compared with 2004 as we expanded our activities with retail, institutional and cinema clients, notably with the integration and development of Premier Retail Network, which was acquired August 2005. We also continued to further develop the Broadcast playout business with the full year operation of Corinthian Television in the United Kingdom (first consolidated in November 2004), the integration of VCF Thématiques acquired in October 2005 and the award of the TV5 Monde contract.

In 2005, we commenced the roll-out of digital technology in the screen-advertising industry, with the deployment of the SkyArc™ digital advertising management system in 1,500 screens at the end of 2005. Our Electronic Distribution Services activity is managing this deployment, as well as managing the system for Screenvision.

Systems & Equipment

Consolidated net sales for the Systems & Equipment division increased by €246 million, or 11.6%, to €2,355 million in 2005 from €2,109 million in 2004. This increase includes a positive impact of exchange rate variations of €17 million. Consolidated net sales of this Systems & Equipment division increased by 10.8% at constant 2004 exchange rates.

The increase in sales of our Systems & Equipment businesses came from continuing growth in our Set-Top Box activities, the integration of Inventel and Cirpack which were acquired in 2005 and generated sales of €138 million, partially offset by a decline in our basic DSL modems sales and from the organic growth of the Broadcast & Networks (“Grass Valley”) business.

The Audio/Video and Accessories activities within Connectivity are considered as assets held for sale following the announcement on December 12, 2005 of our intention to seek for partners in such activities and are also treated as discontinued operations under IFRS. Accordingly, no revenues were reported within Systems & Equipment division for these activities for the years ended December 31, 2005 or 2004. The impact of these activities on our result are thus included below in “—Net Income from discontinued operations”.

Access Platforms & Gateways

Satellite, Terrestrial and Cable

Revenues grew strongly in 2005 with the sale of 12.2 million set-top boxes and cable modems worldwide in 2005, compared with 11.8 million units sold in 2004. This growth was primarily due to increased sales volumes in the first half of 2005 (approximately 6 million units compared to approximately 3 million units in first half 2004), principally related to the effect of additional volumes from DIRECTV under the supply agreement signed in June 2004. Sales in the latter part of the year were adversely affected by technical and production issues, including some components shortages. In the second half of 2005, sales were lower than the second half of the prior year (which were particularly strong) and were also affected by the slower rate and timing of some service rollouts by our customers. Second half volumes were 6.2 million units in 2005 compared to 8.8 millions units in second half 2004.

DIRECTV remained the largest customer of this business. In addition, however, the business unit expanded its footprint in other markets, gaining new customers and market shares in Europe (including Satellite, Terrestrial and Cable) and notably in the Middle East and Asia-Pacific regions. In Asia, our STB business is continuing to develop as operators rollout their services. Deliveries of products for Astro, the Malaysian satellite broadcaster, continued to grow in 2005. The strategy in Asia is to pursue opportunities we expect may arise as Asian cable and satellite operators will enhance featured pay and digital TV. Thomson brought featured products to market with the introduction of HD and DVR/PVR products to Pay-TV operator’s networks and expects to develop sales of such products in 2006. This increased proportion of featured set-top boxes helped compensate for unit price reduction.

72 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Telecom

In the growing Telecom area, our business significantly expanded its offering to telecom operators seeking to broaden their customer offerings. Thomson’s leadership position in IP devices and solutions has been further strengthened by the continuing ramp-up of our double-play products, in particular the Inventel LiveBox (for France Telecom), which reached cumulative sales of one million units in October 2005, and the AOL box. The acquisition of Inventel significantly expanded our presence in this high-growth segment. Cirpack, a soft-switch supplier acquired in 2005, is also showing significant post-acquisition growth sales, towards the year-end through the addition of cable customers as well as several contracts in Eastern Europe. These developments enabled Thomson to expand its market share in these growing telecom markets and Voice-over-IP Customer Premises Equipment for cable operators.

The growth in double- and triple-play products which have integrated DSL modems has more than compensated a decline in basic DSL modems.

Broadcast & Networks (“Grass Valley”)

The business unit continued to gain market share during the year, notably in networks and systems integration, and initial orders for products aimed at the ProAV (professional audio-video)

market were promising. The business is positioned for further growth in the extended broadcast & ProAV market with the well-received launch of new products, such as the Infinity Series™ range. Revenue growth was above 10%, and higher than this in the second half, with nearly all this growth being organic, and the business ended the period with increased order backlog.

The acquisitions announced in December 2005 of Canopus and Thales Broadcast & Multimedia will only contribute to our 2006 revenues.

Connectivity—Communications

In 2005, although the communications industry declined as a whole, our Communications business maintained its level of sales. Communications saw significant price erosion in 2005, but was able to offset this decline with a balance of increased volumes and improved mix of sales of higher-priced products.

Revenues from this business unit exclude those of our Audio/Video and Accessories businesses, which are considered discontinued operations under IFRS. For a description of these activities, see Item 4: “Information on the Company—Discontinued Operations.”

Technology

Consolidated net sales for the Technology division amounted to €546 million in 2005, compared with €498 million in 2004, an increase of 9.7%, mainly driven by an increase of €20 million in the Licensing activity and an increase in the continuing activities of Silicon Solutions. Currency effects had no significant impact on consolidated net sales in 2005.

Consolidated net sales for the Licensing activity amounted to €449 million in 2005 compared with €428 million in 2004, an increase of 4.8%, reflecting our continuing success in monetizing our intellectual property through licensing programs. Revenues related to digital-based licensing programs represented approximately 75% of total revenues of the division compared to 70% in 2004, and were particularly strong in the MPEG2 and mp3 programs. This reflects the growth of our digital licensing programs in terms of the volumes of existing contracts and the number of new contracts finalized during the year. The most significant contributor to our Licensing revenues in 2005 was the MPEG2 program (administrated through the MPEGLA pool), which increased to account for around 20% of the Technology division’s revenues in 2005. Programs relating to digital TV increased significantly compared to 2004. In 2005, the Group continued to develop its licensing portfolio: the Group had 888 licensing contracts in place at year-end 2005 compared to 878 at year-end 2004.

The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2005 and 2004, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 2.3% and 1.4%, respectively.

2005 FORM 20-F – THOMSON GROUP 73

Back to Contents

The Silicon Solutions activity’s net sales (which exclude the discontinued optical modules operations) increased strongly in 2005 compared to 2004. Contributing to this growth, remotes showed stronger growth than tuners, while the expanded silicon components business made its first external sales of integrated circuits.

Our new Software & Technology Solutions activity generated its first revenues in 2005, reflecting our strategy to develop these activities particularly in content security where the acquisitions of MediaSec, Nextamp and ContentGuard in 2005 contributed €1.9 million to consolidated net sales.

The net sales from the discontinued operations in the Technology division are not included in the net sales for the division reported under IFRS.

Displays & CE Partnerships

The sales for our non-core Displays & CE Partnerships activities amounted to €263 million for 2005. This figure is not comparable with the net sales of €1,068 million for 2004 which includes €845 million of sales by our former television activity, which was deconsolidated from August 1, 2004 in connection with the creation of TTE and which are not treated as discontinued operations under IFRS. In the remaining five months of 2004, our manufacturing and sales and marketing agency services provided to TTE contributed €185 million to sales in 2004, while these services contributed €56 million to sales in 2005 until Thomson’s role as sales and marketing agent for TTE ceased in September 2005, as these services were transferred to TTE. Other sales in 2005 derived from certain minor residual television-related/after-sales businesses and the residual sub-contract manufacturing operations, based principally at our site in Angers, France, which primarily supplies TTE, and at our site in Genlis, France, which manufactures certain display components.

Profit from continuing operations before tax and financial result

Cost of sales amounted to €4,322 million in 2005, or 75.9% of net sales, a decrease of 6.7% compared with cost of net sales of €4,634 million in 2004, or 76.8% of net sales. This decrease is largely due to the TTE deconsolidation, partly offset by the expansion of Services and Systems & Equipment activities.

As a result, gross margin was €1,369 million in 2005, or 24.1% of net sales, compared with €1,402 million in 2004, or 23.2% of net sales. This result reflects, among other factors, depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €442 million (2004: €399 million).

Selling and marketing expenses amounted to €282 million, or 5% of net sales in 2005, a decrease of 13.5% compared with €326 million or 5.4% of net sales in 2004. This decrease is largely due to TTE deconsolidation and partly offset by increased costs in our Core businesses, mainly in the Systems & Equipment division (AP&G and Broadcast & Networks activities).

Administrative expenses amounted to €373 million, or 6.6% of net sales in 2005, compared with €336 million or 5.6% of net sales in 2004. This is due to increased costs mainly in the Services division and Corporate, only partly offset by the favourable impact of TTE deconsolidation.

Other expenses (excluding selling and marketing and general and administrative expenses) amounted to €98 million in 2005, of which restructuring charges accounted for €51 million, due principally to termination costs from headcount reduction (see Item 6: “Directors, Senior Management and Employees—Employees Thomson Workforce”), as well as write-offs of long-lived assets for €16 million (including the write-off of assets of the TV plant in Angers for €10 million). Other expenses amounted to €70 million in 2004, resulting from restructuring charges of €70 million, due principally to termination costs from headcount reduction, as well as goodwill impairment of €12 million and write-off of long-lived assets €9 million.

Research and development expenditure (net of external funding) reached €234 million in 2005, or 4.1% of sales, compared to 3.4% in 2004. Out of the total spending on research and development in 2005, €88 million was incurred by the Technology division, compared to €53 million in 2004.

74 2005 FORM 20-F – THOMSON GROUP

Back to Contents

See Note 8 to our consolidated financial statements for more information on our research and development expenditures.

As a result of the evolution of these expenses combined with a decrease of 5.7% in revenues (including the positive effect of exchange rate fluctuations), profit from continuing operations before tax and financial result reached €382 million in 2005, or 6.7% of net sales, a decrease of 18% compared with €466 million in 2004, or 7.7% of net sales. At constant 2004 exchange rates, 2005 profit from continuing operations before tax and financial result reached €381 million, reflecting a positive currency impact of €1.3 million. The decrease of €84 million is evenly spread across the Services, Systems & Equipment and Technology divisions.

Services

Profit from continuing operations before tax and financial result for the Services division amounted to €205 million in 2005 compared with €227 million in 2004, a decrease of 10%. The division’s 2005 profit margin was 8.2% compared with a 2004 profit margin of 9.7%.

The division’s profitability was negatively impacted by DVD Services, with continued sharp VHS volume declines throughout the year and weak DVD volumes in the fourth quarter. Other contributing factors to this increase included the full year impact of some raw material (including polycarbonate) cost increases, DVD price pressures and the increase in amortization and, in particular, depreciation of tangible assets for the Services division. These developments were partially offset by continuing cost-control measures and process transformation initiatives, including continued shift of production to low-cost plants and economies of scale due to increased DVD volumes in Europe.

Film margins were stable. Volume increases in Film Services were balanced by pricing pressure, while further volume shifts to lower costs facilities and efficiency improvements were beneficial.

Network Services and Content Services activities generated additional profit compared with 2004 through continued growth and successful integration of current-year and prior-year acquisitions.

Electronic Distribution Services activities reflect the cost of initial investment in our digital cinema initiative (with plans for a beta-test deployment in 2006 with a view to a broader rollout thereafter).

Limited restructuring programs during 2005 included the downsizing of certain VHS duplication and DVD replication operations in Europe and in Canada, along with site optimization and relocation actions within Film Services. Restructuring is being pursued in the first half of 2006, and the profitability of Services in 2006 is expected to be more weighted than usual towards the second half of the year.

Systems & Equipment

Profit from continuing operations before tax and financial result for the Systems & Equipment division amounted to €102 million in 2005 compared with €121 million in 2004, a decrease of 16%. The division’s 2005 operating margin was 4.4% compared with a 2004 operating margin of 5.7%.

The division’s profitability was negatively impacted during the year by lower contribution from Access Platforms & Gateways. This reflects increased investment during 2005 in research and development expenses. In addition, the Set-Top Box operations in Satellite, Terrestrial and Cable experienced a slower rate and delayed timing of service rollouts in set-top boxes as well as price deflation, which were not fully offset by cost base savings and product mix improvement. The profitability of the Telecom operations was adversely affected by the decline in the traditional DSL modem business, compensated in the later part of the year by improving profitability particularly from next generation dual/triple play products. The division’s profitability was also negatively affected by the increase in depreciation and amortization, in particular depreciation of capitalized research and development expenses.

The contribution to profit from Broadcast & Networks (“Grass Valley”) improved in 2005 versus 2004, despite increased costs related to product introductions and research and development expenses.

The profitability of our Communications business remained stable in 2005.

2005 FORM 20-F – THOMSON GROUP 75

Back to Contents

Profitability for continued operations excludes the Audio/Video and Accessories businesses, which are treated as discontinued operations. For more information on discontinued operations, see “—Discontinued Operations” below.

Technology

Profit from continuing operations before tax and financial result amounted to €277 million in 2005, compared to €302 million in 2004, a decrease of 8.3%, and showed a margin of 50.7% in 2005 compared with 60.7% in 2004. In 2005, the profits from continuing operations before tax and financial result of our Licensing business accounted for €361 million compared to €349 million in 2004, an increase of €12 million. The profit margin for licensing was 80.6% in 2005 compared with a margin of 81.6% in 2004. The other continuing operations generated an increased loss before tax and financial result, principally as a result of the overall increase in research costs within the division together with other costs incurred to establish the new businesses of Software & Technology Solutions and the silicon business in Silicon Solutions. The most significant costs were research and development costs related to integrated circuits.

The total research costs which are accounted for within the Technology division reached €88 million in 2005, an increase of €35 million in 2004.

Displays & CE Partnerships

Loss from continuing operations before taxes and financial costs amounted to €123 million, compared to a loss of €109 million in 2004. The most significant contributor to this loss in 2005 was the operating loss at our Angers operations, including payments made to TTE under the sub-contract manufacturing agreement. The losses incurred in 2004 resulted most notably from the operating losses of our television manufacturing activities prior to their disposal to TTE in August 2004.

Losses for the segment in 2006 are expected to be significantly lower, resulting from, among other factors, the renegotiation of the terms of the contract with TTE for services provided by the Angers operation.

Profit from continuing operations before tax and financial result under U.S. GAAP

Under U.S. GAAP, profit from continuing operations before tax and financial result was €280 million and €408 million for the periods ended December 31, 2005 and 2004 respectively. The main differences compared to IFRS, under which the corresponding amounts were €382 million and €466 million respectively, are summarized below and detailed in Note 40 to our consolidated financial statements.

•

Development costs are expensed as incurred under U.S GAAP, whereas they are capitalized under IFRS under certain conditions. This difference leads to additional development expenses under U.S. GAAP compare to IFRS amounting to €46 million and €16 million for the periods ended December 31, 2005 and 2004, respectively.

•

Pension and other post employment benefit costs differ under IFRS and U.S. GAAP, mainly due to certain exemptions applicable to the first time application of IFRS and to the treatment under IFRS of recognizing actuarial gains and losses against net equity. Under U.S. GAAP such costs are amortized over the average remaining service period of the relevant employees and reflected in the income statement. The impact of this difference on our profit from continuing operations is an additional expense amounting to €49 million and €42 million for the periods ended December 31, 2005 and 2004 respectively.

Please refer to Note 40 to our consolidated financial statements for a further discussion of the principal differences between IFRS and U.S. GAAP.

Financial Result

The financial result amounted to €(54) million in 2005 compared to €(29) million in 2004, comprising both net interest income (expense) and other financial income (expense).

Net interest income (expense)

Net interest expense reached €78 million in 2005 from €2 million in 2004. The sharp rise in net interest expense between 2004 and 2005 is due to a significant increase in net debt and to

76 2005 FORM 20-F – THOMSON GROUP

Back to Contents

the impact of the implementation of the IAS 39 accounting standard in 2005. This standard required the use of effective interest rates instead of nominal interest rates for purposes of calculation of interest expense. It is also due in part to the effect of the reclassifications in 2005 into net interest income and expense of certain prepaid bank fees previously included in other financial expense.

Other financial income (expense)

Other financial income totaled €24 million in 2005, compared to a €27 million charge in 2004, mainly due to the revaluation of the embedded derivative contained in the Silver Lake convertible bonds and the effect of the reclassifications in 2005 into net interest income and expense of certain prepaid bank fees previously included in other financial expense. The fair value of this incorporated derivative is linked to the market value of Thomson shares and to the change in the U.S. dollar/euro exchange rate. This resulted in a net €83 million (non-cash) gain. These impacts were partly offset by adverse exchange impacts in 2005 compared to 2004. Please refer to Note 9 to our consolidated financial statements for additional information on other financial result.

Income Tax

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson benefits from a worldwide consolidation regime for French income tax purposes.

This regime provides that the basis for computation of parent company income tax includes the taxable income of French and foreign entities more than 50% owned by it, directly or indirectly. Within certain limits, it also allows for the reduction of the taxable income of profitable entities within this group by offsetting taxable losses of other entities within the same group. Further, it allows for the application as a credit to income taxes due in France of taxes due in their respective jurisdictions by foreign entities more than 50% owned, directly or indirectly, by the parent company.

This regime applied to Thomson from January 1, 2001 until December 31, 2005 and has not been renewed. Therefore the last tax return under this regime for the year 2005 will be filed in November 2006. The impacts of this regime are reflected in the 2005 and previous years accounts.

In 2005, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to €70 million compared to €93 million in 2004.

The Group’s current tax charge amounted to €42 million in 2005, compared with €91 million in 2004. This tax charge is notably the result of current taxes due in the United Kingdom, Mexico, Australia, Canada and the Netherlands, as well as withholding taxes on income earned by our Licensing division, which, because of the existing tax losses, cannot be credited against taxes payable in France and in the United States and is therefore booked as an income tax charge. In 2004, the current income tax charge amounted to €21 million in France (reflecting withholding taxes on licensing revenue) and €70 million abroad, mainly in the United Kingdom, Mexico, Australia and the Netherlands.

In 2005, Thomson booked a net deferred tax charge of €28 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for €51 million, and the de-recognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

In 2004, Thomson booked a net deferred tax liability of €2 million. The recognition of deferred tax assets in respect of Thomson’s U.S. operations amounted to €83 million. A €57 million allowance on deferred tax assets was booked in France because of the anticipated impact of the 2005 French tax law which reduces the capital gains tax rates and also removes the ability of Thomson to offset capital losses (as opposed to current income losses) against applicable “long-term” income (notably Licensing income). For more information, see Note 10 to our consolidated financial statements.

2005 FORM 20-F – THOMSON GROUP 77

Back to Contents

Share of profit (loss) from associates

In 2005, the loss from associates was €82 million (2004: €20 million), which primarily reflected a non-cash impairment charge of €63 million relating to the Group’s holding in TCL Multimedia as a result of the fair value of our investment in TCL Multimedia being below its carrying amount. See “—Critical Accounting Policies—Impairment test of our equity investment in TCL Multimedia” for more information regarding this impairment charge.

Net income from continuing activities

As a result of the factors discussed above, the Group recorded a net income from continuing activities of €176 million in 2005, compared with €324 million in 2004.

Profit (loss) from discontinued operations

The loss from discontinued operations amounted to €749 million in 2005 compared to €885 million in 2004. The principal contributors to these losses were the various Displays & CE Partnerships activities disposed of or otherwise discontinued during the year, with aggregate losses of €676 million in 2005 compared to €875 million in 2004. Operating losses for these activities amounted to €192 million in 2005 (2004: €82 million), while restructuring and non-current exit costs were €463 million in 2005 (2004: €759 million). The net loss also includes financial and tax costs amounting to €22 million (€34 million in 2004). As previously announced over the course of 2005, operating losses from these activities were significantly greater than expected at the beginning of 2005.

Operating losses from our Displays & CE Partnerships activities in 2005 result primarily from market conditions in the cathode ray tubes industry which was characterized by (i) weak volume demand in all geographic areas (including China) and in the segments in which the Group operates, particularly as a result of the growing success of LCD and plasma televisions, which do not use cathode ray tubes and (ii) significant acceleration in the decrease of cathode ray tubes prices. Continued efforts by the Group to reduce raw materials supply costs, improve productivity and reduce its cost structure offset only in minor part the negative impact of these adverse market conditions.

In 2005, the main components of the restructuring and non-current exit costs comprised (i) payments relating to the reindustrialization of the Anagni site of €188 million, (ii) a total loss of €97 million in connection with the disposal of our Displays activity to the Videocon Group and (iii) a total consolidated loss of €89 million provided for by the Company in connection with the disposal of its Bagneaux site to Rioglass.

In 2004, the main components of the restructuring and non-current exit costs related to Thomson’s decision in 2004 to dispose of its Displays activity, which resulted in a non-cash impairment charge of €530 million. Thomson also recorded restructuring costs, to a lesser extent, relating to its closure in 2004 of the tube plant in Marion, Indiana, and our television glass plant for cathode ray tubes in Circleville, Ohio.

In 2005, losses from our optical modules business disposed of were €34 million (2004: loss of €28 million), while losses from the Audio/Video and Accessories businesses held for sale at the end of 2005 totaled €39 million, including tax and finance costs of €13 million (2004: profit of €18 million).

Net income of the Group

Income due to minority interests amounted to €1million in 2005 (2004 loss €2 million). As a result of the factors discussed above, the Group recorded a net loss of €574 million in 2005, compared with a net loss of €559 million in 2004. Net loss per share was €2.17 in 2005, compared to net loss per share of €2.05 in 2004.

Net income under U.S. GAAP

Under U.S. GAAP, we recorded a net loss of €721 million and €695 million for the years ended December 31, 2005 and 2004 respectively, compared with a net loss under IFRS of €574 million and €559 million respectively for the same periods.

78 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The difference in net income under U.S. GAAP compared to IFRS mainly related to the factors affecting profit from continuing operations before taxes and financial result under U.S. GAAP (as described above), the impact of deferred tax accounting treatment under U.S. GAAP in connection with business combinations and the effect of recycling cumulative translation adjustments in the context of disposals of operations.

For more details see notes 40 to our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows

	2005	2004

	(in € millions)
Net operating cash generated from continuing activities	623	555
Net operating cash used in discontinued operations	(323)	(125)
Net investing cash used in continuing activities	(890)	(858)
Net investing cash used in discontinued operations	(6)	(131)
Net financing cash generated from continuing activities	(285)	3
Net financing cash used in discontinued operations	12	2
Net (decrease)/increase in cash and cash equivalents	(869)	(554)
Cash and cash equivalents at December 31, 2005	996	1,848

Net cash provided by operating activities

Net operating cash generated from continuing operations amounted to €623 million in 2005, €68 million above the 2004 amount.

Profit from continuing operations in 2005 was €176 million, compared to €324 million in 2004. After adjustments to reconcile profit from continuing operations to cash (including depreciation and amortization of €442 million, compared to €399 million in 2004), cash generated from continuing operations was €740 million, compared to €700 million in 2004. Cash generated from continuing operations reflects, among other factors, changes in working capital and other assets and liabilities which used €42 million in 2005, compared to €82 million in 2004. This number includes a reduction in working capital of €79 million in 2005, compared to an increase in working capital of €45 million in 2004 – and reflects a net cash outflow from other assets and liabilities (including contract advances) of €121 million in 2005, compared to €37 million in 2004. The latter increase results principally from lower cash inflows in 2005 from movements in other assets and liabilities in the Technology division, compared to 2004. Cash generated from continuing operations also reflects cash used in restructuring of continuing operations of €51 million in 2005, compared with €80 million in 2004.

Net operating cash generated from continuing operations also reflects the following items:

•	net interest (corresponding to net interest paid and received) paid increased to €50 million, compared to €25 million in 2004;
•	cash taxes paid amounted to €67 million in 2005, compared with €120 million in 2004.

Net operating cash used in discontinued operations was €323 million in 2005, compared to €125 million in 2004.

Net cash used in investing activities

The increase in net investing cash used in continuing activities from €858 million in 2004 to €890 million in 2005 was driven primarily by cash outflow for acquisitions (net of cash acquired) and investments in operating entities of €710 million in 2005,

2005 FORM 20-F – THOMSON GROUP 79

Back to Contents

compared to €586 million in 2004. The €710 million in 2005 includes our investment of €240 million in the acquisition of GDRs of Videocon Industries in connection with our disposal of our Tubes activities. Other major acquisitions in 2005 included the acquisition of Premier Retail Network (cash outflow of €248 million), Inventel (2005 cash outflow of €82 million) and Cirpak (2005 cash outflow of €40 million). In 2004, major acquisitions included the acquisition of Hughes Network Systems (cash outflow of €204 million), while the transfer of substantially all of our television activities to TTE had a negative cash flow effect of €115 million. See Note 33 of our consolidated financial statements for more information regarding the cash impact of these acquisitions.

Net investing cash used in continuing activities also reflects net tangible and intangible capital expenditures amounting to €284 million in 2005, compared with €273 million in 2004. The most significant investments were made in Service activities and aimed at increasing our DVD replication and distribution capacities and on Systems & Equipment activities, mainly in Research & Development.

These increases in net investing cash used in continuing activities were offset in part by proceeds earned from the sale of interests in certain investment funds in France (Organismes de Placement Collectif en Valeurs Mobilières, or “OPCVM”) of €52 million in 2005 compared to a cash outflow of €58 million from purchases of interests in such funds in 2004.

Net investing cash used in discontinued operations decreased in 2005 to €6 million from €131 million in 2004.

Net cash used by financing activities

Net financing cash used in continuing operations was €285 million in 2005, compared with net financing cash generated of €3 million in 2004. This increase in net cash used reflected the redemption by the Group of €588 million (excluding interest) of convertible bonds maturing in 2008 following the exercise by the bondholders of their right of early redemption. This increase also reflected our active share buy-back activities and other transactions in our share capital in 2005 amounting to €283 million compared to €58 million for share repurchases in 2004. This increase in financing cash used in continuing activities was offset in part by proceeds of €492 million from the issuance of a deeply subordinated hybrid bond in 2005 and proceeds essentially from the issuance of French commercial papers of €600 million, offset in part by repayments of borrowings of €427 million, including the unwinding of our synthetic lease in January 2005 relating to our factory in Mexicali, Mexico for an amount of U.S.$226 million.

In 2004, net financing cash generated by continuing activities primarily reflected proceeds from the issuance of convertible bonds for €403 million, comprising the issuance of convertible bonds for U.S.$500 million due 2010 to Silver Lake. In addition, we recorded proceeds from other borrowings of €272 million, which were more than offset by the repayments of borrowings of €540 million, including the repurchase for €182 million (including €11 million of accrued interest and premium) of convertible bonds maturing in 2006 and the unwinding and early repayment of a €138 million capital lease initially maturing in 2006.

Net financing cash generated by discontinued operations was €12 million in 2005, compared to €2 million in 2004.

As a result of the factors discussed above, we experienced a net decrease of cash and cash equivalents of €869 million in 2005 compared to a decrease of €554 million in 2004. Cash and cash equivalents amounted to €1,848 million at the end of 2004, compared to €996 million at the end of 2005.

Financial resources

At the end of 2005, we had a net debt position (financial debt plus debt related to acquisitions minus cash and cash equivalents) of €1,464 million, compared with a net debt position of €737 million at the end of 2004. The financial net debt position (corresponding to the difference between (i) the current and non-current borrowings and (ii) cash and cash equivalents including marketable securities), excluding acquisition-related obligations (debt related to the acquisition of Technicolor paid in 2004 and to the 2005 acquisition of Thales Broadcast & Multimedia), amounted to €1,319 million in 2005, compared to €595 million in 2004.

80 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Financial debt totaled €2,322 million at the end of 2005 (including convertible/exchangeable bonds for €1,071 million, French commercial paper for €528 million and senior notes placed privately with institutional investors for the equivalent of €392 million), of which €1,464 million is due within one year, compared with €2,501 million at the end of 2004 (including convertible/exchangeable bonds for €1,578 million, and senior notes placed privately with institutional investors for the equivalent of €346 million), of which €904 million was due within one year. See Note 24 to our consolidated financial statements for further analysis of and information on our outstanding borrowings. For a discussion of our exposure to interest rate fluctuations and currency exposure in connection with financial debt, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

At the end of 2005, we had committed undrawn credit facilities of €1,750 million with a consortium of banks. These facilities serve as a backup to our French commercial paper program. Furthermore, we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to €895 million, of which €114 million were used as of December 31, 2005 for borrowings.

Our financial debt of €2,322 million excludes our 5.75% (5.85% yield to first call date) €500 million deeply subordinated bonds issued in September 2005. We issued these bonds to anticipate the repayment of our €677 million (including the coupon) convertible/exchangeable bonds. Because of their perpetual and subordinated nature, these bonds are recorded under IFRS in shareholders’ equity for the net value received of €492 million (representing the issue price minus the offering discount and fees). On any interest payment date, payment of interest is optional only if Thomson does not declare and pay a dividend at the most recent Shareholders’ Meeting and it has not repurchased its shares in the preceding six months. The bonds are perpetual and have no stated maturity date; they may, however, be redeemed at the issuer’s option in certain conditions, in particular (i) on or after September 25, 2015, (ii) at any time in the event of a change of control of Thomson or (iii) as a result of certain tax reasons. For more information on these bonds, see Note 22 to our consolidated financial statements. These bonds provide that if there is a change of control and the rating for our senior unsecured obligations is downgraded by one full notch by either Moody’s or S&P such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P, then Thomson may redeem the bond at no penalty. However, should Thomson decide not to redeem, the coupon rate increases by 5 percentage points.

In July 2002, Standard & Poor’s (“S&P”) announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook. In November 2005, S&P modified its outlook from stable to negative. In March 2006, S&P downgraded the long-term rating to BBB with negative outlook and the short-term rating to A-3. S&P also downgraded the rating of our deeply subordinated bonds from BBB- to BB+. In October 2004, Moody’s assigned a long-term issuer rating to Thomson of Baa1 with a stable outlook. In March 2006, Moody’s downgraded this rating to Baa2 with a negative outlook. In addition, Moody’s also downgraded its rating of our deeply subordinated bonds issued in September 2005 to Ba1 from Baa3.

Two of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings comprise the senior notes issued in private placements to institutional investors for a total amount of €392 million and a €46 million Mexican capital lease, which are each subject to two financial covenants: (a) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (b) a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2005, Thomson is in compliance with all of these financial covenants. Following a renegotiation in June 2005, our €1.75 billion credit facility is no longer subject to any financial covenants.

In addition to our debt position as described above, we also have reserves for post-employment benefits that Thomson provides its employees, which amounted to €939 million at December 31, 2005 compared to €850 million at December 31, 2004. This increase resulted primarily from (i) a €68 million increase due to a change in actuarial assumptions and included in the statement of recognized income and expense, (ii) a decrease of €26 million resulting from the disposal of certain

2005 FORM 20-F – THOMSON GROUP 81

Back to Contents

activities in 2005 and (iii) a €70 million increase resulting from currency translation adjustments. For more information on our reserves for post-employment benefits, see Note 26 to our consolidated financial statements.

Since December 31, 2005, Thomson has made certain cash payments including the repayment of €677 million convertible/exchangeable bonds in January 2006 and obligations relating to various acquisitions and disposals for an aggregate amount of €375 million, namely the acquisitions of Thales Broadcast & Media, Canopus and Convergent Media Systems and the disposals of our Tubes activities at Agnani and our glass plant in Bagneaux. Certain of these payments are described further in “—Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements—Unconditional Contractual Obligations and Commercial Commitments.”

We expect to fund the continued active development of the Group using our available cash and our cash flow from operating activities and to the extent appropriate, through borrowings from our available credit facilities or by accessing the capital markets. For more information on our liquidity position, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Situation.”

Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

Unconditional Contractual Obligations and Commercial Commitments

The table presented below provides information regarding contractual obligations and commercial commitments for the year ended December 31, 2005 for which the company is obliged to make future cash payments. Some of these commitments are not included on our balance sheet as indicated in the table. The table does not include contingent liabilities or commitments. These are, however, described below under the heading “—Conditional Contractual Obligations and Commercial Commitments” and in Note 34 to our consolidated financial statements. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

82 2005 FORM 20-F – THOMSON GROUP

Back to Contents

			Amount of commitments expiring per period

Unconditional commitments	December 31, 2004 Total	December 31, 2005 Total	Less than 1 year	> 1 and = < 3 years	> 3 and = 5 years	After 5 years

	(in € millions)
Financial debt (1)	2,501	2,322	1,464	21	515	322
Of which capital lease liability (2)	71	70	11	18	18	23
Payables on acquisition and disposal of companies (1)	84	312	312	—	—	—
Unconditional future payments – not included on our balance sheet
Operating leases (2)	510	438	90	140	89	119
Other (3)	68	142	92	40	8	2
Royalties (4)	1	1	1	—	—	—
Unconditional purchase obligations – not included on our balance sheet
Financial investments (5)	16	32	31	1	—	—
Property, plant and equipment	9	1	1	—	—	—
Commercial purchase obligations (6)	165	129	85	37	7	—

TOTAL	3,354	3,377	2,076	239	619	443

______________
(1)

Only financial debt and payables on acquisition and disposal of companies are reported in these respective categories of contractual obligations. They are recorded in this table for their principal amounts and accrued interest. Future interest expense and the impact of interest rate swaps are not reported under these items. Currency swaps, hedging operations and foreign exchange options are described below in the table under “—Conditional Contractual Obligations and Commercial Commitments”. The payable of €84 million as of December 31, 2004 related to our acquisition of Technicolor was repaid in March 2005.

The payable of €312 million as of December 31, 2005 relates to the acquisition of Thales Broadcast & Multimedia (€133 million net and paid in January 2006) and the put granted on minority interests in various companies (€36 million), of which €16 million relates to VCF Thématiques, together with the obligation to pay specific amounts to Videocon and Rioglass, respectively, in connection with our disposal of our Displays and glass plants in Agnani (€85 million and paid in March 2006) and Bagneaux (€58 million, of which €39 million has been paid in 2006 as of the date hereof), respectively.

(2)	The decrease of commitments related to operating leases in 2005 is due to the disposition of our Displays activity, offset in part by fluctuations in the U.S. dollar/euro exchange rate.
(3)

Other unconditional future payments relate to information technology service agreements, general sponsoring agreements entered into in the United States, guarantees given in connection with assets disposals covering €15 million, and other contractual commitments.

(4)

Royalties to be paid for which the amount is determined on a per unit sold basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(5)

In December 2005, Thomson entered into an agreement for the acquisition of at least 33.3% of the issued and outstanding shares of Canopus Co. Ltd, a Japan-based leader in high-definition desktop video editing software, and launched a public tender offer for the remaining Canopus shares. The total value of the private transaction combined with the pending tender offer would represent approximately €91 million for 100% shares. Therefore, as of December 31, 2005 a commitment of €30 million is reported, which was paid in January 2006.

(6)

Include commitments to buy advertising space for €56 million in Screenvision activity and other unconditional commercial purchase obligations to suppliers for specific Thomson outsourced products for an amount of €53 million.

The table above excludes potential future payments related to the acquisitions of Inventel and Cirpack in 2005, as well as payments of interest and principal on our deeply subordinated bonds issued in September 2005:

•

With respect to Inventel and Cirpack, the acquisition price was structured to include both cash and share components. In each case, the consideration comprised an initial payment on the respective closing date in 2005 and deferred cash or share payments in 2006 and 2007 (and, in the case of Inventel, 2008). As Thomson is expected to make such deferred payments in its shares, the effect of such payment is not included in the table above. For more information on these acquisitions, including the approximate value of these deferred payments, see “—Results of Operations for 2005 and 2004— Changes in scope of consolidation.”

•	As discussed above in “—Liquidity and Capital Resources”, Thomson issued 5.75% (5.85% yield to first call date) €500 million deeply subordinated bonds in 2005. Because

2005 FORM 20-F – THOMSON GROUP 83

Back to Contents

of the perpetual and subordinated nature of the bonds issued in September 2005, they are recorded under IFRS in shareholders’ equity for the net value received of €492 million (representing the issue price minus the offering discount and fees). As these bonds are not recognized as debt under IFRS and as they are perpetual obligations with no specified maturity date, our obligations related to such bonds are not included in the table above. For more information on these bonds, including a description of certain redemption events and the effect of a change of control and specified rating downgrades, see “—Liquidity and Capital Resources—Financial Resources” and Note 22 to our consolidated financial statements.

The disposal of our tubes business in 2005 has decreased significantly some of the contingent obligations under operating leases which existed in 2004 on our tubes plants in Mexicali (Mexico) and Foshan (China).

Conditional Contractual Obligations and Commercial Commitments

The table below includes only contingent liabilities or commitments, all of which are not included in our balance sheet. These are disclosed in detail in Note 34 to our consolidated financial statements.

			Amount of commitments expiring per period

Conditional commitments	December 31, 2004 Total	December 31, 2005 Total	Less than 1 year	> 1 and = < 3 years	> 3 and = 5 years	After 5 years

	(in € millions)
Guarantees given:
- to suppliers	25	24	15	8	—	1
- for legal court proceedings and custom duties (1)	65	62	24	8	1	29
- other (2)	200	206	36	52	28	90
Standby letters of credit (3)	68	79	79	—	—	—
Other commitments (4)	81	208	105	69	15	19

Total	439	579	259	137	44	139

______________
(1)	These guarantees comprise:
-

Guarantees for customs duties amounting to €43 million and comprising mainly duty deferral guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

-

The Group also grants to customs administrations various operational guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees so that taxes are paid on goods only at their final destination in the import country.

-

Guarantees given for legal court proceedings amount to €19 million, including a €12 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.

(2)

Under the terms of long-term contracts that may exist mainly in its Broadcast activity in System & Equipment division, the Group must generally provide to its clients performance guarantees issued by banks. For the twelve months period ended December 31, 2005 and as of December 31, 2004 these guarantees amount to €34 million, and €9 million respectively. This amount also includes guaranties granted by the Group in connection with certain transactions, particularly relating to TTE, MediaGuard and Foxconn for an aggregate amount of approximately €155 million.

(3)	Standby letters of credit relate mainly to guarantees in favour of suppliers.
(4)

Conditional obligations include contingent earn-out payment related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations. In 2005, Thomson granted to banks of Videocon a guarantee for an amount of €59 million, and reciprocally the Group received from Videocon a guarantee for the same amount (€59 million). In 2005, it also included a guarantee given to banks to secure our debt to Rioglass in an amount of €43 million guaranteeing, among other things, a portion of our obligation of €58 million in 2006 to support the Bagneaux facility as described above under “—Unconditional Contractual Obligations and Commercial Commitments.

There is no known event, demand, commitment, trend or uncertainty that is reasonably likely to result in the termination, or material reduction in availability to the Company, of the off-balance sheet arrangements described above in “—Unconditional Contractual Obligations and Commercial Commitments” and “—Conditional Contractual Obligations and Commercial Commitments”.

84 2005 FORM 20-F – THOMSON GROUP

Back to Contents

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A – Directors and Senior Management

Preparation and organization of the Board of Directors’ activities

The Group has implemented the principal recommendations regarding corporate governance for French companies, most notably as outlined in the Viénot Reports of 1995 and 1999 and in the Bouton Report of September 2002. These recommendations focus primarily on the composition of the Board of Directors and their committees, which should combine director independence and expertise in the company’s businesses. The recommendations also focus on the functioning of the Board of Directors and establishing procedures to provide on-going and timely information in advance of board meetings. These recommendations were incorporated in the “Internal Board Regulations” (Règlement Intérieur) of the Board of Directors.

Following an amendment to the Company’s by-laws (statuts) as approved by its shareholders on May 7, 2004, the number of Company shares required to be held by each director has increased. Each director now personally holds at least 2,000 shares of the Company.

Composition of the Board of Directors and its Committees

The Board of Directors consisted of 14 members as of December 31, 2005. The composition of the Board of Directors changed during 2005 with the resignation of Thierry Breton on February 27, 2005 and the resignation of Igor Landau on December 15, 2005.

Rémy Sautter, initially appointed as an observer (censeur) and non-voting member of Thomson’s Board of Directors on October 12, 2005, became a Director on January 12, 2006 through the French procedure of co-option in replacement of Igor Landau. Rémy Sautter is Chairman of the Supervisory Board of Ediradio/RTL Radio and Vice Chairman of the U.K.-based company FIVE.

As of December 31, 2005, the Board of Directors comprised nine “independent” directors (Christian Blanc, Éric Bourdais de Charbonnière, Eddy Hartenstein, Pierre Lescure, Didier Lombard, Paul Murray, Marcel Roulet, David Roux and Henry Vigil). The independence of the directors is evaluated according to the following criteria and definition outlined in the Bouton Report: “a director is independent when he or she has no relationship of any kind whatsoever with the company, its Group, or the management of either, that is such as to colour his or her judgment.” Due to their prior professional experience, these directors have considerable knowledge of the Group’s businesses and markets. Two of these directors have extended financial experience in multinational groups. Four directors are Group employees: two were elected by Group employees as employee representatives on the Board of Directors (Jean de Rotalier and Catherine Cavallari), and two were elected as representatives of employee shareholders (Loïc Desmouceaux and Gérard Meymarian). Four Directors are of non-French nationalities: three are American and one is British.

The following table lists the members of the Board of Directors, their main occupations, date of their initial appointment and the expiration date of their current term.

2005 FORM 20-F – THOMSON GROUP 85

Back to Contents

Name	Principal occupation or employment	Appointed to Board	Term expires	Other Business Activities outside Thomson

Frank E. Dangeard (2)	Chairman and Chief Executive Officer of Thomson since September 15, 2004	Chairman since October 2002 (Board member since March 1999)	2008*	Board member of Orange (France Telecom Group), EDF and Calyon
Christian Blanc (1)(3)(7)	Member of the French Parliament	June 2001	2009*	Board member of Cap Gemini, Coface and JC Decaux
Éric Bourdais de Charbonnière (1)(4)	Chairman of the Supervisory Board of Michelin	December 2003	2007*	Member of Supervisory Board of Oddo & Cie and ING Group, Board member of Associés en Finance
Catherine Cavallari	Controlling Technology Operations, Thomson	June 2002	June 2007	N/A
Loïc Desmouceaux	Prospective Marketing Manager and Strategic Development, Thomson	May 2003	2008*	Permanent representative of Sovemarco Europe SA, Company board member of Sellenium SA, Board member of Desamais Distribution SA
Eddy W. Hartenstein (1)(3)(7)		September 2002 (member of Board since March 1999)	2008*

Until January 2005, Vice Chairman and Board member of the
DIRECTV Group, Board member and Chairman of
DIRECTV Enterprises Inc., DIRECTV International, Inc.,
DIRECTV Merchandising, Inc., and DIRECTV Operations, Inc.
Board member of DIRECTV Latin America
Board Member of SanDisk Corporation,
XM Satellite Radio and Consumer Electronics Association
Chairman and CEO of HD Acquisition Partners, LLC

Pierre Lescure (1)(3)	Producer	September 2002	2008*

Board member of Havas, Kudelski and Chabalier & Associates
Press Agency S.A., Chairman of AnnaRose Production SAS
and Le Monde Presse SAS, Member of Supervisory Board of
Lagardère, Le Monde and Société Éditrice du Monde

Didier Lombard (1)(3)	Chairman and CEO of France Telecom	May 2004	2008*	Chairman of the Board of Orange, Board Member of Thales, Member of Supervisory Board of Radiall and STMicroelectronics
Gerard Meymarian	Vice President, Audio/Video and Accessories, Europe Organization, Thomson	May 2003	2008*	N/A
Paul Murray (1)(5)	Partner of Tangent LLP	June 2003	2006*	Board Member of Taylor Nelson Sofres PLC (UK)
Jean de Rotalier	Marketing Manager, Audio Video and Accessories, Thomson	June 2002	June 2007	N/A
Marcel Roulet (1)(5)(6)	Consultant	February 1999	2009*	Permanent representative member of TSA for Board of Thales, Board member of France Telecom and HSBC France, President of Supervisory Board of Gimar Finances SCA, Member of Supervisory Board of Eurazeo
David Roux (1)(3)	Managing Director of Silver Lake Partners	September 2004	2008*

Executive Director of Silver Lake Technology Management, LLC,
Silver Lake Management Company, LLC, and Silver Lake Technology
Associates, LLC and Silver Lake Technology Associates II, LLC,
Board member of Symantec Corporation, UGS Capital Corporation,
UGS Capital Corporation II, UGS Holdings, Inc., UGS Corp.,
Silver Lake, AIV GP Ltd, Silver Lake, AIV GP II Ltd and Silver Lake
New York Inc., Business Objects SA until January 25, 2006,
SubmitOrder, Inc until September 2005, eConnections,
Inc until October 2005 and CB Cayman until February 26, 2005

86 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Name	Principal occupation or employment	Appointed to Board	Term expires	Other Business Activities outside Thomson

Rémy Sautter (1)	Chairman of the Supervisory Board of Ediradio/RTL	January 2006	2008 (*)

Chairman of the Board of FIVE (UK), Chairman and CEO of Bayard d’Antin, Member of Supervisory Board of Métropole-Télévision (M6), Navimo and Insert, Chairman of the Board of SICAV Multimédia & Investissement, Board Member of Pages Jaunes, SERC/FUN radio, SODERA/RTL 2, IP and IP Régions, Non-executive Director of
TNS and PartnerReinsurance

Henry P. Vigil (1)(3)(7)	Senior Vice President “Strategy and Partnerships” of Microsoft Corporation	October 2003	2008 (*)	N/A
______________
(1)	Independent Director.
(2)	Chairman of the Strategy Committee.
(3)	Member of the Strategy Committee.
(4)	Chairman of the Audit Committee.
(5)	Member of the Audit Committee.
(6)	Chairman of the Nomination, Remuneration and Governance Committee.
(7)	Member of the Nomination, Remuneration and Governance Committee.
(*)	Annual Ordinary Shareholders’ Meeting.

The following two individuals ceased to be members of the Board of Directors over the course of 2005.

Name	Principal occupation or employment	Appointed to Board	End of term	Other Business Activities outside Thomson

Thierry Breton	French Minister of Economy, Finance and Industry	June 15, 1999 (Member of Board since March 1997)	February 27, 2005	Until February 27, 2005, Chairman of Board of TSA and Orange, Board member of Schneider Electric SA and Dexia (Belgian law), Member of Supervisory Board of AXA
Igor Landau	N/A	September 2002	December 15, 2005	Board member of Sanofi-Aventis, Essilor International, HSBC France, Member of Supervisory Board of Dresdner Bank AG, Adidas-Salomon AG, Allianz and IDI (Institut de Développement Industriel)

2005 FORM 20-F – THOMSON GROUP 87

Back to Contents

Structure of the Board of Directors’ Work

The preparation and organization of the Board of Directors’ work is detailed in the Internal Board Regulations, which were updated in January and July 2005. The Internal Board Regulations describe in particular the conditions by which the Board of Directors defines the Group’s strategic objectives and its powers of oversight and verification.

The Board of Directors is supported by three committees: the Audit Committee, the Strategy Committee, and the Nomination, Remuneration and Governance Committee. The Audit Committee, chaired by Eric Bourdais de Charbonnière, comprised four directors until December 15, 2005, date of Igor Landau’s resignation, and now comprises three directors, all of whom are independent. Frank E. Dangeard chairs the Strategy Committee but he is not a member of any other committee of the Board. The Strategy Committee comprises seven members, all of whom are independent except for Frank E. Dangeard. The Nomination, Remuneration and Governance Committee, led by Marcel Roulet, is comprised of four members, all independent.

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

Work of the Board of Directors in 2005

Each year, the Board of Directors fixes a calendar of its meetings, as proposed by its Chairman, for the coming year. This calendar sets the dates of the regular Board meetings (e.g., for the revenue results of the first and third quarters, full year financial statements, the six-month earnings and the meeting prior to the annual general shareholders’ meeting) and, on a tentative basis, the dates which Directors should reserve for additional Board meetings.

In 2005, the Board of Directors met nine times with a participation rate of 86%. In particular, the Board of Directors reviewed the financial and strategic issues relating to the Group.

With respect to financial issues, the board of directors reviewed the 2005 annual budget, the Chairman’s report from 2004, the Group’s statutory and consolidated financial accounts for fiscal year 2004 and the first half of 2005, quarterly revenue figures of the first and third quarters 2005, changes in the Group’s debt profile, the issuance of hybrid debt securities for an amount of €500 million, an amendment to the syndicated credit facility and short-term financing operations. In addition, the Board approved the share buy-back program its objectives, and the Chairman’s power to issue guarantees. Finally, each month the Board receives a document describing the general status of the Company’s business and is regularly updated on the shareholding structure of the Group.

With respect to strategic issues, the Board of Directors reviewed and approved in particular the research of partnerships for the Tubes activity and Audio/Video & Accessories activities, the acquisitions of Cirpack, Inventel, Premier Retail Network, Canopus and Thales Broadcast & Multimedia. The Board of Directors also reviewed the progress of the Company’s Two-Year Plan.

The Scientific Council created in 2004 by the Board of Directors for the Technology division, which is formed of six personalities of the international scientific community, met in October 2005 under Didier Lombard’s Presidency to follow up the 2004 recommendations as regard Corporate Research and appreciate how the research programs had evolved during 2005. Its conclusions were presented during the Board of Directors held

88 2005 FORM 20-F – THOMSON GROUP

Back to Contents

on December 8, 2005. Following the example of the Technology division, the Board of Directors created two new committees overseeing the Services and Systems & Equipment divisions, chaired by Eddy Hartenstein and Paul Murray, respectively.

In addition, during 2005, the board of directors was requested to approve certain regulated transactions in accordance with the French Commercial Code, in particular regarding a multicurrency revolving loan facility agreement, as a credit institution participating in this transaction had members on its own boards of directors who were also Board members of Thomson. In addition, the Board authorized the acquisition of Thales Broadcast & Multimedia, the acquisitions of patents and the settlement of a litigation related to a plasma screen technology licensing contract between Thomson and Thales, as both companies have common directors.

In 2005, the Board of Directors proceeded with a self-evaluation of itself and an evaluation of its Committees for year 2004, through a detailed questionnaire addressed to all Board members. This evaluation comprised questions on the following subjects: the structure of the Board of Directors, the missions and workings of the Board, the Board meetings, the functioning of the Board, communication outside of Board meetings, the organization and function of the Committees. The results of this questionnaire led to the conclusion that Board members had a positive opinion of the organization and function of the Board of Directors and its Committees. The Board of Directors decided that such an evaluation would be repeated in 2006 for year 2005. Following this self-evaluation, the board of directors decided to meet during one and a half day in London to visit the Services division installations and on the other hand to have in-depth discussions with the management of main Business Units of the Group. This meeting took place in October 2005. The Board of Directors should proceed again with a self-evaluation during the first half of 2006.

The work of the Board of Directors was supported by that of the various committees.

Work of the Board Committees in 2005

Audit Committee

The Audit Committee, which is comprised of Éric Bourdais de Charbonnière (Chairman), Paul Murray and Marcel Roulet, met seven times during 2005, with a participation rate of 82%. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control, the audit process, and the Company’s process for monitoring compliance with laws and regulations and the code of conduct. For this purpose, it makes proposals, recommendations and provides opinions to the Board of Directors in the areas of its competence. The Audit Committee reviews the Group’s annual and interim consolidated financial statements, the sale figures of the first and third quarters and certain other financial information provided to shareholders or the public, and reports to the Board any comments it deems appropriate relating thereto. The Audit Committee discusses these with management and the statutory auditors.

The Audit Committee also reviews the organization supporting the preparation of the financial statements as well as related internal controls and the internal audit department. The Audit Committee gives its opinion and makes proposals to the Board on the appointment, compensation, termination and scope and quality of the work of the Group’s statutory auditors (including the resolution of disagreements between management and any such auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

To the fullest extent permitted by mandatory provisions of French law, the Audit Committee pre-approves, or adopts procedures to pre-approve, all audit and non-audit services to be provided by the statutory auditors within the meaning of and in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “SOX Act”). On April 19, 2005, the Committee adopted pre-approval procedures, which may be subsequently amended from time to time by the Audit Committee. For a description of the Audit Committee’s current pre-approval policies, see Item 16C: “Principal Accountant Fee and Services—Audit Committee Pre-Approval Policies”.

2005 FORM 20-F – THOMSON GROUP 89

Back to Contents

The Audit Committee also examined the call for tenders issued in connection with the renewal of Ernst & Young’s mandate as one of Thomson’s statutory auditors, set to expire during the Annual Ordinary Shareholder’s Meeting scheduled on May 12, 2006.

The Audit Committee, furthermore, reviewed and adopted an amended charter in 2005, which sets forth the respective functions of the Audit Committee, as well as those of the internal and external auditors.

Strategy Committee

At the end of 2005, the Strategy Committee consisted of Frank E. Dangeard (Chairman), Christian Blanc, Eddy Hartenstein, Pierre Lescure, Didier Lombard, David Roux and Henry Vigil. Rémy Sautter was appointed as member by the Board of Director dated February 21, 2006. The Strategy Committee met six times during 2005, with a participation rate of 70% and focused, in particular, on the strategic frame of the acquisitions to be realized, the evaluation of partnership opportunities for the Displays activity and the Audio/Video and Accessories activity and the acquisition of various companies.

Nomination, Remuneration and Governance Committee

The Nomination, Remuneration and Governance Committee consists of Marcel Roulet (Chairman), Christian Blanc, Eddy Hartenstein and Henry Vigil. The Committee met five times in 2005, with a participation rate of 55%. In particular, it reviewed the compensation policy for the Group’s principal managers and the criteria used to determine the variable portion of such compensation. It advises on the compensation of the Chairman and Chief Executive Officer.

The Committee also rendered its opinion on the nomination of a Board observer, or censeur, amendments of the Internal Board Regulations and the implementation of two new stock option plans, which were approved by the Board of Directors on April 19 and December 8, 2005, respectively.

Powers of the Chief Executive Officer

In late 2004, the Internal Board Regulations were amended to reflect the combination of the functions of Chairman and Chief Executive Officer into a single function and to define the respective roles of the Board of Directors and of the Chairman and Chief Executive Officer. The Internal Board Regulations provide certain limitations on the powers of the Chairman and Chief Executive Officer, who must obtain the approval of the Board of Directors prior to committing the Company to acquisitions and guarantees exceeding specified amounts. These limitations on the powers of the Chairman and Chief Executive Officer are established internally and, if not complied with, would not affect the rights of third parties in accordance with Article L. 225-56-I paragraph 3 of the French Commercial Code.

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

Building towards the pending application of Section 404 of the SOX Act (“SOX 404”) for fiscal year 2006, the Group has undertaken to implement the internal control framework proposed by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

90 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Within this framework, the Group seeks to achieve “reasonable assurance” regarding:

•	the effectiveness and efficiency of operations;
•	the reliability of financial reporting; and
•	the compliance with applicable laws and regulations.

One of the objectives of the internal control system is to prevent and control risks arising from the Company’s businesses and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated. To attain these objectives, the internal controls must be implemented at the level of legal entities and of different categories of operations and transactions carried out by the Group. To this end, the Group continues in 2005 Company-wide programs such as:

•	the Process Transformation Initiative (“PTI”);
•	the implementation of SOX 404, internally known as project “COMPASS” (Controls Over Methods, Processes, Applications, Systems, and Strategy); and
•	the Risk Committee and its enterprise risk assessment and management program for the Group.

The PTI program was launched in October 2004 as a process-reengineering program aimed at enhancing the performance of internal processes. The PTI identifies five key processes: Innovation, Production, Stock Management, Logistics and Support Functions. A dedicated team acting at the divisional level has been appointed for each process, with each team supervised by a member of the Executive Committee. Pilot projects have been launched to implement the new processes and train employees. Such new processes are thereafter disseminated group wide by leveraging lessons learned from pilot programs. At the end of 2005, more than 60 PTI projects were in progress. The performance of internal process has already been enhanced, and financial savings have been realized through cost reductions, spending avoidance and better productivity.

Thomson has started the COMPASS project to ensure timely compliance with SOX 404. SOX 404 requires the Company to assess the effectiveness of its internal control over financial reporting. In preparation for this assessment, the Group has documented and tested important financial processes affecting financial reporting and disclosures in 2004 and 2005. During 2005, the Group also implemented a worldwide SOX 404 compliance software system to assist with the documentation of significant financial processes, provide consistent guidance to management regarding controls and better enable management to assess its control structure by year end 2006. As a foreign issuer listed on the NYSE, Thomson is required to comply with SOX 404 by the end of 2006, and the Group has made significant progress towards achieving compliance by this date.

The Risk Committee was established in September 2004 with the objective of evaluating the Group’s financial, operational and compliance risks, as well as identifying strategic risks that could adversely affect different activities within the Group. The Risk Committee is comprised of the Group’s senior vice presidents and the responsibility of a senior officer of the Group and special advisor to the Chairman and Chief Executive Officer. The Risk Committee also provides an internal audit review function for the Company, with the Vice President, Internal Audit serving as a permanent member. The Risk Committee met six times in 2005 and reviewed important near-term and long-term risks, assisting the Group to ensure that key risks are managed in a proactive and reasonable manner and that plans are established to monitor such risks. The Risk Committee is also responsible for Thomson’s enterprise risk assessment process, which is performed by the internal audit function on behalf of the Risk Committee. The worldwide enterprise risk assessment was performed in the second half of 2005. The enterprise risk assessment process involves assessing risks in 18 distinct business units or profit centres of the Group and 14 cross-division functions such as human resources, sourcing and information technology. The goal of this process is to identify, assess, validate and monitor risks that may impact the Group’s ability to achieve its near- and long-term objectives. 2,140 risks were identified using a confidential methodology, involving 435 managers throughout the Group. In 2006, the Risk Committee will regularly monitor the divisional and cross-divisional risks identified from this process.

2005 FORM 20-F – THOMSON GROUP 91

Back to Contents

General control environment

Ethical values and principles of conduct for the Group’s managers

The ethical values and principles of conduct for the Group’s managers are defined in two of the Group’s principal internal documents:

(1) The Group’s Ethics Charter

In 2005, the Group decided to update the Ethics Charter which had been implemented in 1999 comprising 10 fundamental rules which were presented in the various sites of the Group. A new document was prepared, which itemizes the rules of conduct that the Group and its employees intend to follow and takes into account the transformation of the Group during the last few years. The Ethics Charter includes four sections (“we value our people”, “we value our environment”, “we value integrity”, “we value creativity”). Its principles will be communicated throughout the sites of the Group during 2006. The update of the Charter includes definition or adaptation relationships of other governance policies such as the whistle-blowing, the information technology security and suppliers.

(2) The Financial Ethics Charter

To comply with Section 406 of the Sarbanes-Oxley law and U.S. exchange listing regulations, and to reinforce awareness of the ethical dimension of finance activities, Thomson has published an Ethics Charter specific to Finance people and activities. It is an extension of the company’s ethics policy which applies to all employees.

It has been published in December 2005 and has been signed by the Chairman and Chief Executive Officer and the Chief Financial Officer. The Charter is posted on the website of the Company and a copy is available upon request.

The policy promotes the following rules: acting honestly and with integrity and avoiding conflicts of interest, providing accurate, complete and objective information, compliance with all rules and regulations, public and private to which the company is subject, acting in good faith without misrepresenting material facts or allowing one’s judgment to be subordinated, respecting confidentiality of information, sharing and maintaining appropriate knowledge and skills, promoting ethical behaviour in one’s environment, using and controlling responsibly assets under one’s supervision, reporting known or suspected violations of this charter.

Internal audit

The Group’s internal audit department consists of 20 auditors located in three key sites for the Group (Paris, Indianapolis (Indiana) and Camarillo (California)). It is managed by a director of U.S. nationality who is a certified public accountant (“CPA”) as recognized by the American Institute of Certified Public Accountants. He joined the Group in mid-2003 after having served as the lead internal audit executive of several publicly traded multinational companies.

In 2005, the internal audit department completed 48 audits, of which 9 are linked to the implementation of SOX, and several projects for management that covered the following domains: key operational processes, financial audits of subsidiaries’ key financial processes, post-investment reviews and compliance audits. The principal conclusions and recommendations of these operations are reviewed by the Audit Committee and Risk Committee. Moreover, the Group’s Vice President, Internal Audit, is in charge of the Group’s SOX 404 compliance efforts and worldwide enterprise risk assessment. The internal audit function also supervises and performs the management testing phase of SOX 404.

Information technology security procedures

The information technology (IT) department has developed updated information technology security policies which define and use of the Group’s data, programs and IT tools. These rules’ application is monitored throughout the Group via a network of security administrators. Following the implementation within the Group of new technologies (wireless, PDAs, etc.), a specific focus will be carried out on those rules regarding data protection and incidents managements, which are being updated.

The level of protection of the company was improved in 2005, focusing in particular on:

92 2005 FORM 20-F – THOMSON GROUP

Back to Contents

•	the reinforcement of certain security practices, such as passwords management;
•	improvement of the internal alerts management process;
•	implementation of state of the art antivirus and firewall solutions; and
•	more generally, the reinforcement of computer technology standards and associated security solutions.

At the same time, the Information Technology Department carried out an evaluation of the risks of service interruption to operations. This study takes into consideration the key elements of a post-disaster recovery plan: system physical protection, standardization of the level of technical support, saving and archiving, as well as modification tracking.

In addition, the IT department has implemented a standard process to control the launching phase of new IT projects within the Group. Teams of quality and program management officers monitor its proper application.

Finally, the IT department, in conjunction with the business units, plans to develop and install in 2006 an IT security plan taking all these factors into consideration.

Internal control procedures relating to the preparation and treatment of accounting and financial information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized around the following elements:

•	the budgetary process;
•	the Group’s accounting and management organization;
•	the accounting and management reporting and closing period work at the Group level;
•	the Group’s accounting standards and methods; and
•	the preparation of financial statements.

Budgetary process

The budgetary process is mandatory for all of the Group’s divisions and profit centres. The principal stages in the budgetary process are the following:

•	in October, preparation by each entity of a budget for the first and second six-month periods for the following year, based on market projections, analyses of suppliers and risks identification;
•	in November and December, review and approval by the Group general management and the finance department of proposed action plans and budgets prepared at the business unit level;
•	in December, approval of revised budgets by the Board of Directors;
•	in May/June, updating of the second semester’s budget as a function of the results of the first semester and expected market environment through the end of the year; and
•	each beginning of quarter, update of estimates, respectively in January and April for first half of the year and in July and October for the second six-month period.

In the context of the budgetary procedure, performance measurement indicators are calculated by the divisions, analyzed and monthly reviewed. The budget is divided into monthly period budgets to serve as a reference for the Group’s monthly reporting.

The Group’s accounting and management organization

Under the authority of the Group’s Chief Financial Officer, the Management and Accounting Control team is responsible for:

•	the establishment of the Group’s consolidated financial statements and Thomson S.A.’s statutory accounts;
•	the preparation of the budget and the follow-up of developments and monthly management reporting; and
•	the implementation of the Group’s accounting and management methods, procedures and standards and adaptation thereof in accordance with changes to standards.

The Group’s local financial organization follows its operational organization, which was subdivided in 2005 into four divisions (Services, Systems & Equipment, Technology, Displays & Consumer Electronics Partnerships), which includes fourteen business units and several profit centres. Each of these business units and profit centres is under the supervision of a Controller, assisted by an accounting and management team, responsible

2005 FORM 20-F – THOMSON GROUP 93

Back to Contents

for tracking the budget and reporting, on the one hand, and for the accounting treatment of transactions within the local legal entities, on the other hand.

Accounting and management reporting and closing period work at the Group level

The Group accounting and financial data are consolidated into one reporting system, called Magnitude. At the end of each month, the Group’s entities report their financial data into this system. The Group uses a common chart of accounts, which is regularly updated. The principal accounting and financial figures of the operational and functional departments consolidated at the Group level are analyzed by the Group’s management control team and reviewed by the Group’s Executive Committee.

The closing process for the half-year and annual consolidated financial statements occurs in two steps. The first step consists of a “hard close” completed in May and September. This review is initiated by the circulation of instructions prepared by the Group’s accounting department. The controller’s manual defines the controls and actions which must be undertaken at the entity level (entries in accounting books, reconciliations, etc.) and the persons authorized to implement them.

This stage leads to first review by the statutory auditors, completed initially at the subsidiary level within a majority of the Group’s legal entities, then at the parent company level. This hard close allows for the identification of the most complex issues. The second step occurs in July and in January and involves the finalization of half-year and annual consolidated financial statements under IFRS. The Group then proceeds once a year with a reconciliation of these results in accordance with U.S. GAAP.

The Group’s accounting standards and methods

The Group publishes its accounts with references to two sets of accounting standards: IFRS and generally accepted accounting principles in the U.S. (“U.S. GAAP”). The Group’s accounting principles are defined in a document entitled “Thomson Accounting Principles and Methods”, which is available on the Company’s intranet site and provided to the Group’s finance department. This document outlines the accounting treatment of such items as tangible and intangible assets, inventories, provisions, intra-Group transactions and acquisitions. In addition, the Group publishes and distributes a “controller’s manual”, which is updated regularly and reviews procedures that accountants and corporate controllers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

Preparation of financial statements

The financial statements are prepared jointly by the finance department and the General Secretary of the Company. They are based on information reported through the annual reporting and accounting consolidation processes and on operational and market information, which is specifically centralized for the preparation of the Company’s Document de Référence in France and the submission of this Form 20-F in the United States.

Half-year and annual financial information is reviewed by the Group’s Audit Committee.

Barbier Frinault & Autres (Ernst & Young) and Mazars et Guérard are the Auditors of the Group (« Commissariat aux Comptes »). Regarding the accounting certification, they audit the organization and the processes of accounting and internal audit in order to assess the audit risk. In this context, they make recommendations on processes and internal control systems, which could have consequences on the quality of the accounting and financial information.

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

94 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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

Composition of Board of Directors; Independence

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

French law does not contain any independence requirement for the members of the Board of Directors of a French company and the functions of Board Chairman and Chief Executive Officer are frequently performed by the same person. The Bouton Report recommends, however, that at least half of the members of the Board of Directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The report states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that is such as to colour his or her judgment.” The report also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

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

Thomson has established an Audit Committee and a combined nomination and a compensation committee called the Nomination, Remuneration and Governance Committee and considers that all of the members of these committees at the end of 2005 are independent. For the membership of each committee, see “—Composition of the Board of Directors and its Committees” above. Moreover, Thomson has adopted Internal Board Regulations, which define the responsibilities and operation of both committees.

Audit Committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements also apply to non-U.S. listed companies, such as Thomson.

The Bouton Report recommends that French public companies establish an audit committee that is responsible for, among other things, regularly interviewing statutory auditors without executive management present, calling upon outside experts

2005 FORM 20-F – THOMSON GROUP 95

Back to Contents

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

For the activities performed by the Audit Committee of Thomson in 2005, see “—Work of the Board Committees in 2005—Audit Committee.”

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

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Thomson, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In December 2005, the Group adopted such a code of ethics for senior financial officers and has posted the text of this code on its website. See Item 16B: “Code of Ethics”.

Executive Committee

On September 15, 2004, the Board of Directors approved Thomson’s strategic plan that included strengthening management with the appointment of Frank E. Dangeard to the reunified function of Chairman and Chief Executive Officer.

96 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The Executive Committee is the central management body of the Company. It currently encompasses 14 members (Chairman and Chief Executive Officer, Senior Executive Vice Presidents, and Executive Vice Presidents), representing Thomson business units and support functions. The Executive Committee generally meets on a weekly basis to analyze and evaluate Group performance, make decisions and supervise operations.

Two operating committees of the Executive Committee have also been established to contribute to an effective decision-making process. The Investment Committee meets on an ad hoc basis to review and recommend all financial commitments to the Executive Committee for final approval. The Risk Committee generally meets every six weeks to assist the Executive Committee in identifying, anticipating, preventing and mitigating financial, operational and strategic risk to the business. Further, it serves as the vehicle through which results and findings of the internal audit team are communicated to senior management. Both committees submit all their conclusions and recommendations to the Executive Committee. The Investment Committee is chaired by the Chief Financial Officer, Julian Waldron, and the Risk Committee by John Neville, a senior officer of the Group and special advisor to the Chairman and Chief Executive Officer.

2005 FORM 20-F – THOMSON GROUP 97

Back to Contents

As of March 31, 2006, the Executive Committee comprises the following individuals:

Name of Executive Committee Member (1)	Responsibility	Appointed

Frank E. Dangeard	Chairman and Chief Executive Officer	2004
Jean-Charles Hourcade	Senior Executive Vice President, Chief Technology Officer, co-head of Technology division, in charge of the “Technologies” program	2000
Ghislain Lescuyer	Senior Executive Vice President, Systems & Equipment division	2003
Lanny Raimondo	Senior Executive Vice President, Services division, in charge of the “Clients” program	2001
Didier Trutt	Senior Executive Vice President, Chief Operating Officer, in charge of the “Processes and Business Performance” programs	2003
Julian Waldron	Senior Executive Vice President, Chief Financial Officer, in charge of the “Value Creation” program	2001
Éric Bachellereau	Executive Vice President, Human Resources	2005
Marie-Ange Debon	Executive Vice President, Corporate Secretary and General Counsel	2003
Quentin Lilly	Executive Vice President, DVD Services	2004
Jean-Georges Micol	Executive Vice President, Communications & Public Affairs	2004
Mike D. O’Hara	Executive Vice President, Connectivity, Systems & Equipment division	1999
Béatrix de Russé	Executive Vice President, Intellectual Property and Licensing, Technology division	2004
Willy Shih	Executive Vice President, co-head of the Technology division	2005
Marc Valentin	Executive Vice President, Broadcast & Networks (Grass Valley), Systems & Equipment division	2004
______________
(1)	Tom Carson ceased to be a member of the Executive Committee in March 2006.

At the end of April 2006, Jacques Dunogue was appointed as Senior Executive Vice President in charge of the Systems & Equipment division. Jacques Dunogue joins from Alcatel where he was a member of the Executive Committee and President of the Europe and South region. Ghislain Lescuyer is appointed Senior Executive Vice President in charge of Corporate Strategy & Marketing.

98 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Biographies of Executive Committee Members

FRANK E. DANGEARD was appointed Chairman and CEO of Thomson on September 15, 2004. From September 2002 to September 2004, he was Senior Executive Vice President of France Telecom, and non-executive Chairman of Thomson. Mr. Dangeard joined Thomson in April 1997 as Senior Executive Vice President. He became a member of the Thomson Board in March 1999, and Vice Chairman of the Board in July 2001. From September 1989 to April 1997, he was Managing Director of SG Warburg & Co. Ltd (later SBC Warburg) and from 1995, he was also Chairman of the Board of SBC Warburg (France). From September 1986 to June 1989, he was a lawyer at Sullivan & Cromwell in New York and London. Mr. Dangeard is a Board Member of French Electricity Company “Électricité de France” (EDF), the mobile telecom operator Orange (France Telecom), Investment Bank Calyon (Crédit Agricole). He graduated from the École des Hautes Études Commerciales (H.E.C.), the Paris Institut d’Études Politiques and from Harvard Law School. He is a member of the New York Bar.

JEAN-CHARLES HOURCADE is Senior Executive Vice President co-head of the Technology division and has been Chief Technology Officer since 2001. He is also in charge of the “Technologies” program. In 2000, Mr. Hourcade was appointed Senior Vice President, Research and Innovation. Mr. Hourcade served from 1995 to 2000 as Vice President Strategic Planning, Thomson-CSF, where he was in charge of Corporate Strategy, Strategic Alliances and Merger and acquisitions activities. He joined the Thomson CSF Group in February 1986, coming from the National Institute for Audiovisual where he worked as R&D engineer in computer graphics and special effects. During the following years, he served as Chairman and CEO of Thomson Digital Image (TDI), a company specialized in 3D Computer Graphics software and systems. Mr. Hourcade is a graduate of the École Polytechnique and École Nationale Supérieure des Télécommunications in Paris. Mr. Hourcade was appointed Chairman of the steering board of the NEM (Networked & Electronic Media) European Technology Platform in 2005.

GHISLAIN LESCUYER was appointed Senior Executive Vice President of the Systems & Equipment division in 2005. Mr. Lescuyer was appointed Executive Vice President in charge of the Access, Platforms & Gateways activity in July 2002. Prior to joining Thomson, Mr. Lescuyer served as CEO at Europatweb from 2000 to 2002 (a private equity firm focusing on Internet and high technologies), President of divisions at Bull from 1994-2000, Consultant at McKinsey (1988-1994) and Sales Manager at Hewlett Packard. Mr. Lescuyer is a graduate from l’École Nationale Supérieure des Télécommunications and holds an MBA from INSEAD.

LANNY RAIMONDO is Senior Executive Vice President, in charge of the Services division, and the “Clients” program. From March to September 2001, he was Executive Vice President for Technicolor and has been responsible for our Technicolor business since then as Senior Executive Vice President. He is also responsible for overseeing Thomson’s growth initiatives in digital imaging, screen advertising and digital cinema. Mr. Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of Technicolor Group in 1998, after having served as President of the company’s Home Entertainment business. Prior to that, Mr. Raimondo spent 16 years with Pirelli Cable Corporation where he managed large subsidiary companies in Great Britain, Canada and the U.S., holding the position of President and Chief Executive Officer of the North American Group from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

DIDIER TRUTT, Senior Executive Vice President, was appointed Chief Operating Officer in September 2005. Mr. Trutt is in charge of the “Processes and Business Performance” programs, the Group’s partnerships and activities in India and China and managing the manufacturing services activities within Displays & CE Partnerships. He was appointed Executive Vice President in September 2003 in charge of the Displays activity and the Process Transformation Initiative. He was previously Tubes Operations Vice President in charge of the whole industrial and sales activities for Europe, Asia and North America. From 1996 to 1999, as Vice President of Manufacturing Operations for Television and Video in Europe, he was in charge of all manufacturing activities for the Television and Video European

2005 FORM 20-F – THOMSON GROUP 99

Back to Contents

branch. In 1994, as General Manager DVBS, he launched the Digital Operations business in Europe. From 1987 to 1994, based in Asia, Mr. Trutt was responsible for Thomson Television Thailand, and General Manager of Television and Video activities for all industrial sites in South East Asia. From 1984 to 1987, he was in charge of implementing Production Processes and coordinating manufacturing activities for Thomson Television Components France. Since 1992, Mr. Trutt has been Foreign Trade Adviser of France.

JULIAN WALDRON was appointed Senior Executive Vice President in October 2002. He is also in charge of the “Value Creation” program. He joined Thomson in June 2001 as Senior Vice President, Chief Financial Officer. Prior to joining Thomson at his current position, he was Managing Director of UBS Warburg in London where he was co-Head of the European Equity Capital Markets Group, coordinating this business for all Europe. Mr. Waldron has spent over fourteen years with UBS Warburg where he occupied several positions of increasing responsibility. He is a graduate of Cambridge University.

ERIC BACHELLEREAU was appointed Executive Vice President, in charge of Human Resources, in September 2005. Prior joining Thomson, he was at Arcelor as Senior Vice President, Management Development, and HR Director, Stainless Steel Sector, Paris and Luxembourg from 2004. From 1999 to 2004, Mr. Bachellereau was Vice President for Thomson’s Human Resources, in charge of Thomson TVAA and corporate functions worldwide. Prior to that, Mr. Bachellereau was Vice President, Human Resources with Alstom: from 1995 to 1997, he was in charge of Human Resources Europe for GEC-Alstom Heavy-Duty Gas Turbines; and from 1997 to 1999, he was Vice President, Human Resources worldwide, in charge of Alstom Steam Turbines activities. From 1983 to 1988: Mr. Bachellereau was successively HR Manager for FNAC Paris (1983-1988) and for Alcatel Business Systems in Illkirch-Graffenstaden (1988-1995). Mr. Bachellereau holds a Master’s degree in social sciences from the University F.-Rabelais (Tours, France), he obtained a DESS in Industrial relations from the University of Paris-V (1983).

MARIE-ANGE DEBON was appointed Executive Vice President, Corporate Secretary and General Counsel in July 2003. Prior to this appointment, she was Thomson’s Deputy Chief Financial Officer. From 1994 to 1998, she held the positions of Financial Director and then Senior Executive Vice President in charge of Resources (Finance, Legal, IT, Production, Equipment) at France 3 (French Television Broadcaster). From 1990 to 1994, she was Magistrate at the Cour des Comptes. Ms. Debon is a graduate of the École des Hautes Études Commerciales (H.E.C.), the École Nationale d’Administration and has a Masters Degree in Law.

QUENTIN LILLY was appointed to the Executive Committee in February 2004 as Executive Vice President, Home Entertainment Services (DVD), a part of the Services division. He joined Thomson in March 2001 when Thomson acquired Technicolor. Mr. Lilly joined Technicolor in 1994 serving in his present capacity since 1999, and has held a number of positions including serving as Vice President and then Senior Vice President of Corporate Development from 1994 to 1997, and Chief Operating Officer from 1997 to 1999. Prior to joining Technicolor, Mr. Lilly spent approximately 10 years, respectively, as a member of the Investment Banking Groups for 7 years at Smith Barney then for 3 years at Crowell, Weedon & Co. Mr. Lilly holds a Bachelor of Science from California Polytechnic University.

JEAN-GEORGES MICOL was appointed as Executive Vice President, Communications and Public Affairs, in January 2004. From 1997 until he joined Thomson he held various positions in Alstom: as Chief Communications Officer for AlstomPower, then Marketing Director for Hydro Activities before being appointed Director of Communications for the Alstom Group. He began his career as a Financial Analyst at the CCF Bank before joining the Danone Group in 1989, where he held the position of External Communications Director. Mr. Micol is a graduate of École Nationale Supérieure des Industries Agricoles et Alimentaires (ENSIA) and also holds a degree from École Supérieure des Sciences Économiques et Commerciales (ESSEC).

MIKE O’HARA was appointed Executive Vice President, Consumer Products marketing and Sales in July 2001. He assumed responsibility for the newly constituted Connectivity business in 2004. From July 1999 to July 2001, he was Executive Vice President, Americas, responsible for Sales,

100 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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

BEATRIX DE RUSSE was appointed Executive Vice President, Intellectual Property and Licensing in February 2004. She was, since 1999, Vice President Worldwide Licensing. From 1993 to 1999 she was successively Vice President Licensing, then Vice President Patents and Licensing for Thomson. From 1984 to 1992, Mrs. de Russé was in charge of international contracts and Intellectual Property at Thomson Components and STMicroelectronics, where she specialized in Intellectual Property matters. From 1976 to 1983, she worked as an international attorney at the international division of Thales (former Thomson CSF). Mrs. de Russé holds a Master’s degree in law and DESS in International Trade law as well as a Master’s degree in English and a CDCI diploma.

WILLY SHIH joined Thomson in 2005 and is Executive Vice President of Thomson and co-head of its Technology division. From 1979 – 1991, Mr. Shih worked at IBM, as director of workstation engineering. In the latter role, he orchestrated the company’s alliance with rivals Motorola and Apple, producing the PowerPC™ line of microprocessors and system products. In 1993, Mr. Shih joined Digital Equipment Corporation as vice president of Workstation Engineering, and soon after transitioned to the position of vice president of the company’s Windows NT and UNIX™ marketing team. In 1995 he joined Silicon Graphics (SGI) as vice president of marketing for technical computing. Mr. Shih’s most significant accomplishments before Thomson were at Kodak, where he was president of its Digital & Applied Imaging unit from 1997 – 2003. He led Kodak to a market leadership position in consumer digital cameras, home photo printing, and online photofinishing. In 2003, Mr. Shih took on a new project at Kodak: building the company’s intellectual and property licensing business as well as leading its Display & Components business. Mr. Shih has a S.B. in chemistry and as well as a S.B. in life sciences from the Massachusetts Institute of Technology and a Ph.D. in chemistry from the University of California, Berkeley.

MARC VALENTIN was appointed Executive Vice President, in charge of Broadcast & Networks (Grass Valley) activity, a part of the Systems & Equipment division, in November 2004. Since 2001, Mr. Valentin has managed Thomson’s broadcast & media solutions activities, including the integration of the former Philips Broadcast business and the Grass Valley Group into Thomson. Previously, Mr. Valentin managed Thomson’s European digital decoders division after having served as Chief of Staff to the Chairman and CEO. Before joining Thomson in 1995, Mr. Valentin worked for the French Ministry of Finance for six years. During two of those years he served as an expatriate in Islamabad, Pakistan on bilateral financial relations. Mr. Valentin holds an engineering degree from the École Polytechnique and is a graduate of the École Nationale d’Administration (ENA).

B – Compensation of Directors and Principal Executive Officers

The following table sets forth the compensation and benefits-in-kind (excluding stock options) paid in 2005 to the Chairman and CEO and, with respect to directors fees, paid in 2005 in connection with the year 2004 by Thomson and its subsidiaries to its directors and other principal executive officers, as well as the director fees paid to such individuals in 2004 in connection with the year 2003 and in 2003 in connection with the year 2002. The table also indicates the number of shares held by such individuals as of March 1, 2006.

2005 FORM 20-F – THOMSON GROUP 101

Back to Contents

	Position	Total gross compensation (2005)	Fixed	Variable	Exceptional	Director fees (2003)	Director fees (2004) (7)	Director fees (2005) (8)		Other benefits in kind	Shares held

		(€)	(€)	(€)	(€)	(€)	(€)	(€)		(€)
Frank E. Dangeard (1)	Chairman and CEO	1,209,768	850,000	359,768	—	30,000	30,000	30,000		—	196,120
Christian Blanc	Director					30,000	24,000	32,500		—	3,942
Éric Bourdais de Charbonnière	Director					—	2,575	38,250		—	2,000
Catherine Cavallari (9)	Director, Employee Representative					19,480	24,000	30,000	(2)	—	2,354
Loïc Desmouceaux (3)(9)	Director, Employee Shareholder Representative					—	14,575	27,500		—	9,224
Eddy W. Hartenstein	Director					30,000	24,000	30,000		—	2,000
Pierre Lescure	Director					12,274	29,000	30,000		—	2,000
Didier Lombard (4)	Director					—	—	29,250		—	2,416
Gérard Meymarian (3)(9)	Director, Employee Shareholder Representative					14,521	14,575	27,500		—	13,127
Paul Murray	Director					—	13,561	35,000		—	2,000
Jean de Rotalier (9)	Director, Employee Representative					30,000	22,000	30,000	(2)	—	7,063
Marcel Roulet	Director					30,000	30,000	35,000		—	2,004
David Roux (5)	Director					—	—	15,000		—	2,000
Henry P. Vigil (6)	Director					—	—	—		—	2,000
______________
(1)	Frank E. Dangeard was appointed both Chairman and CEO of the Company on September 15, 2004, prior to which date he was Chairman of the Board of the Company.
(2)	The director fees of directors representing employee were paid directly to their labour organizations (i.e., €30,000 for Ms. Cavallari and €30,000 for Mr. de Rotalier).
(3)	€2,500 were distributed by each director representing employee shareholder to Thomson Employee Shareholders’ Association.
(4)	Didier Lombard was appointed director on May 7, 2004.
(5)	David Roux was appointed director on September 15, 2004. His director fees were paid directly to Silver Lake Partners.
(6)	Henry P. Vigil renounced the payment of his director fees.
(7)	Paid in 2004 for the 2003 fiscal year, some of those amounts may have been subject to a withholding tax.
(8)	Paid in 2005 for the 2004 fiscal year.
(9)

According to the “Guide d’élaboration des documents référence” of the AMF dated January 27, 2006 the employment-related compensation of the directors representing employees and employees shareholders is not mentioned.

102 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Thierry Breton resigned from the Board of Directors on February 27, 2005. For each of the years 2003, 2004 and 2005, he received director fees of €30,000.

Pierre Cabanes was a director until May 7, 2004. In each of the years 2002 and 2003, he received director fees of €30,000. In 2004, Mr. Cabanes received director fees of €16,000.

Igor Landau resigned from the Board of Directors on December 15, 2005. He received director fees for the years 2002, 2003 and 2004 in the amount of €8,274, €20,000 and €9,000, respectively.

At March 31, 2006, the members of the Board of Directors held a total of 248,250 shares of the Company.

In 2005, the Board members of the Company received a total of €445,000 in directors’ fees.

In 2005, Frank E. Dangeard received total gross compensation (excluding Directors fees of €30,000) of €1,209,768 (€850,000 fixed compensation and €359,768 variable compensation). Employer charges amounted to €375,795.

In 2005, his variable remuneration of €359,768 was paid as follows:

•	€115,393 paid in March 2005 for the second half of 2004 (pro rata from his appointment on September 15, 2004 to December 31, 2004).
•	€244,375 paid in August 2005 for the first half of 2005.

In addition, in 2006, Frank E. Dangeard received a variable remuneration of €74,732 for the second half of 2005.

The terms of Frank E. Dangeard’s variable remuneration were fixed by the Board of Directors meeting held on September 22, 2004. It is target-linked tying variable compensation equal to 50% of his fixed remuneration to an “expected” level of performance with a ceiling of 75% of his fixed remuneration for out-performance of the targets set. Such remuneration is composed of two biannual bonuses calculated based on the Group results in accordance with rules and financial indicators set at the beginning of each half-year period by the Nomination, Remuneration and Governance Committee and subject to the approval of the Board of Directors.

In 2005, Frank E. Dangeard received 165,000 stock options as part of Plan 4 (April 19, 2005) and 120,000 stock options as part of Plan 5 (December 8, 2005). No other member of the Board of Directors has been granted stock options. For more information on our stock option plans, see “—Employees—Stock options Plans” below.

In case of departure from the Company, Frank E. Dangeard, in his capacity as Chief Executive Officer, can receive an amount based on a six months’ notice period plus an indemnity equal to fifteen months’ compensation, depending on the decision of the Board of Directors.

Concerning the directors’ fees, the Nomination, Remuneration and Governance Committee recommend to the Board of Directors the amount to be submitted for approval to the Shareholders’ Meeting and the allocation between the Directors. The General Shareholders’ Meeting of Thomson held on May 7, 2004 set the annual amount of total director’s fees at €450,000. The annual allocation of directors’ fees is calculated taking into account the number of meetings which the directors attended.

The directors’ fees are allocated on the following basis:

•	€3,000 per director per meeting of the Board of Directors;
•	Chairman of Committee: €2,500 per Chairman;
•	Committee member: €1,000 per Committee meeting.

The total amount of fees allocated to each director shall not exceed €35,000 per year for members of the Audit Committee and €30,000 for other directors. The Board of Directors may decide to allocate the non-distributed part of the annual amount to directors’ fees, if any.

None of Thomson’s directors have service contracts which provide for benefits upon termination of employment.

In 2005, the total compensation paid by the Company and by all companies of the Group to the members of the Executive Committee (see section “—Composition of the Executive Committee”) increased to €9.13 million (excluding compensation related to a specific plan for certain managers of the Services and Systems & Equipment divisions and including a variable component which has increased to €2.43 million). In 2004, the

2005 FORM 20-F – THOMSON GROUP 103

Back to Contents

total paid to the members of the Executive Committee was €8.08 million (excluding compensation related to a specific plan for certain managers of the former Content and Networks division and including a variable component of €2.65 million).

The total provided by the Group for the pensions and retirement and other similar benefits granted to the members of the Executive Committee amounted to €2.03 million in 2005 and €1.7 million in 2004.

C — Employees Thomson’s workforce

On December 31, 2005, the Group employed 32,475 people, compared to approximately 49,000 employees in 2004, a decrease of 34%. The following tables show the number of Group employees as of dates indicated, as well as a breakdown by geographic location and division. The decrease of employees in recent years primarily reflects the Company’s strategy outlined in its Two-Year Plan, in particular the Company’s disposal in 2005 of the vast majority of its labor-intensive Displays activity and its transfer of employees to TTE in 2004. As the Group focuses on becoming a preferred partner to the Media & Entertainment industries, its workforce is in constant evolution and reflects the diversity of our activities and qualifications necessary for the implementation of the Group’s strategy.

	As of December 31,

	2005	2004	2003

Europe (1)	9,435	16,609	17,277
North America	12,334	12,992	13,073
Asia – Oceania (2)	7,441	12,842	17,015
Other countries (3)	3,265	6,636	11,034
Number of employees in fully consolidated subsidiaries	32,475	49,079	58,399
Number of employees in companies accounted for using the equity method (essentially TCL)	34,201	32,354	664
(1) Including Poland	970	5,416	5,697
(2) Including the People’s Republic of China (including Hong Kong)	6,034	11,030	13,817
(3) Including Mexico	2,204	5,647	10,048

For information, we have also shown number of employees in companies accounted for using the equity method (i.e., TCL). We have no equity stake in the Videocon entities which bought part of our Displays activities.

The above table includes all of our executives, non-executives and workers, including hourly employees. Temporary employees and trainees are excluded. We had 8,797 temporary employees as of December 31, 2005.

104 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The following table indicates the number of Group employees by division as of December 31, 2005:

Division	Number of employees	Percentage

Services	16,244	50.0%
Systems & Equipment	11,231	34.6%
Technology	2,021	6.2%
Other	2,979	9.2%

Total	32,475	100.0%

The decrease in the number of employees from 2004 resulted primarily from the disposal of a vast majority of our Displays activity to Videocon (with the transfer of 14,459 employees) and Rioglass (with the transfer of 378 employees), the transfer of the Marketing & Sales department and agencies in related to our former TV business to TTE, and certain restructuring operations, offset in part by external growth through acquisitions or expansion.

In Europe, variations are mainly related to:

•	the transfer of the tubes business, which formed part of our Displays activity, to Videocon in Poland, Italy and France;
•

the transfer of Videoglass glass activities for tubes, based in Bagneaux-sur-Loing, France, to Rioglass, a transaction, which permitted Thomson to preserve jobs requiring a high-level of know-how of industrial glass within the Bagneaux region;

•

the transfer of the Marketing & Sales department and agencies in TV business to TTE Europe (France, Germany, Sweden, Italy, Spain, Czech Republic, Russia, Great Britain, Belgium, Portugal, Poland, Hungary, Switzerland and Austria);

•	the reduction of employees, primarily in Great Britain, in the DVD Services unit and in the AP&G – Satellite, Terrestrial and Cable unit;
•	acquisitions in Europe, principally Cirpack and Inventel.

In the United States, the changes in 2005 were mainly due to the acquisition of Premier Retail Network, the closure of the tube manufacturing sites in Marion (Indiana), and Circleville (Ohio), the transfer of U.S.-based Marketing & Sales activities of TV to TTE, the decrease of the VHS production in Camarillo and Pinckneyville, and the increase of the investment in the Research facilities in Burbank and headcount increase in Princeton.

In the rest of America, the changes in 2005 were mainly due to (a) in Latin America, the transfer of tubes activities to Videocon (Mexicali-Mexico), the decrease of tubes components production in Belo-Horizonte, Brazil, and (b) in Canada, the closure of the VHS production site of Montreal, Quebec.

In Asia, the changes in 2005 were primarily due to the transfer of tubes manufacturing sites in China (Dongguan and Foshan) to Videocon, the development of Satellite, Terrestrial and Cable and research activities and the creation of a new silicon components centre in Beijing.

For more detailed description of our 2005 acquisitions and joint ventures mentioned above, please refer to Item 5: “Operating and Financial Review of the Company—Results of Operations for 2005 and 2004— Changes in scope of consolidation.”

Employee profit-sharing

Currently, there is no employee profit-sharing plan (accord de participation) or incentive plan (accord d’intéressement) based on the Company’s results at the Group level in France. However, nine French subsidiaries of the Company offer employees incentive plans based on the related subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three fiscal years amount to the following:

2005 FORM 20-F – THOMSON GROUP 105

Back to Contents

•	Amounts distributed in 2003 for year 2002: €1.0 million;
•	Amounts distributed in 2004 for year 2003: €1.8 million; and
•	Amounts distributed in 2005 for year 2004: €1.2 million.

Also, several of our plants in France and in the United States offer their employees profit sharing based on company results and/or achievement of individual objectives. Our Executive Committee and other members of senior management are incentivized with plans based on Group and business unit results and the achievement of individual performance objectives.

Employee shareholding

As of March 31, 2006, we estimate that approximately 15,400 of Thomson’s employees or former employees hold approximately 2.7% of our share capital. The Group’s employees have subscribed for shares offered by the French State in February 1999, October 1999, September 2000, March 2002 and December 2003, in accordance with the French Privatization law of August 6, 1986.

Stock options plans

Since the end of 2000, Thomson has implemented an incentive policy related to the Company’s earnings and share price for members of our management and employees through stock option plans. As of December 31, 2005, the Company has established the following five existing stock option plans:

	Plan 1 Purchase options	Plan 2 Subscription options	Plan 3 Subscription options	Plan 4 Purchase options	Plan 5 Purchase options

Decision of the Shareholder Meeting	November 10, 2000	November 10, 2000	November 10, 2000	November 10, 2000	May 10, 2005
Board’s decision	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	September 22, 2004	April 19, 2005	December 8, 2005
Number of Beneficiaries	463	556	574 (1)	93	390
Number of remaining participants	60	39	516	86	390
Number of options granted	4,018,500	3,540,300	7,366,590	719,400	1,993,175
Number of options cancelled since the beginning of the plan	3,512,200	3,141,400	444,050	22,400	0
Number of outstanding options	506,300	398,900	6,922,540	697,000	1,993,175
Exercise period	50% as of December 18, 2003; and 50% as of December 18, 2004	50% as of October 12, 2004; and 50% as of October 12, 2005	50% as of September 22, 2007; and 50% as of September 22, 2008	50% as of April 19, 2008; and 50% as of April 19, 2009	50% as of December 8, 2008; and 50% as of December 8, 2009
Plan life	10 years	10 years	10 years	10 years	10 years
Exercise price	€55.90	€31.50	€16.00	€20.82	€17.73
______________
(1)

Includes 358 beneficiaries of former stock option plans who accepted to cancel the options they were granted under Plan 1 and Plan 2 for a total number of 3,972,000 stock options in exchange and for the granting of 3,766,690 new options under Plan 3. In addition to this exchange, 3,599,900 additional stock options were granted to employees and officers of Thomson, including 852,700 options granted to 216 employees who did not benefit from Plans 1 and 2.

As of March 1, 2006, no stock options have been exercised from Plans 1 and 2.

106 2005 FORM 20-F – THOMSON GROUP

Back to Contents

The ten employees who received the greatest number of stock options in 2005 received a total of 825,000 stock options in 2005.

Skill management

Human Resources Organization

Thomson’s Human Resources (HR) organization is based on a “services model”, to the Group and its employees, serving Thomson Two-Year Plan and its strategic priorities. This services model addresses domains such as: actions to promote Thomson attractiveness as an employer, talent detection, motivation, retention and development of employees. In order to support this services model, Thomson’s Human Resources is organized around three main poles.

•	Human Resources Direction in charge of the management of Thomson employees organized per:
–	Divisions:
•	Services,
•	Systems & Equipment;
•	Technology;
–	COO & Support Functions:
•	Finance,
•	General Secretary,
•	Communication & Public Affairs,
•	Business Operations; and
•	Human Resources.

Each division and COO & Support Functions Human Resources Director is also responsible for one domain related to the services model (actions to promote Thomson attractiveness as an employer, talent detection, motivation, retention and development of employees).

•	HR Corporate Functions focusing, at worldwide level, on the definition and implementation of the services model.
–

Management Development: in charge of the Talent Management, Enterprise Culture implementation, International Mobility, Integration training, Development and Transformation trainings, Thomson Leadership Network management (TLN).

–	Compensations & Benefits: in charge of the compensation and benefits of Thomson’s executives, information and management systems.

Each domain having a HR Coordinator in each division and COO & Support Functions to ensure a perfect declination and a full capture of Thomson strategic priorities and needs. These coordinators also guarantee a global cohesion and an overall quality on all Human Resources organizations.

•	Regional Coordination center, serving all Human Resources Directions, organized by region:
–	Americas (North America and Latin America);
–	APAC (Asia Pacific); and
–	Europe.

Each center coordinating the processes linked to recruitment, training, compensation (excluding executive) and personal administration.

The Human Resources Executive Vice President, member of Thomson’s Executive Committee, defines HR strategic priorities in line with Thomson’s Two-Year Plan, implements and adapts HR Model of Services, resources and necessary organizations and pilots HR activity on all its components.

Human Resources Quality Policy

Quality is one of Thomson’s Management values.

To address efficiently our customer’s needs and expectations, the Human Resources organization has implemented, under the Group Process Transformation Initiative (PTI) key projects such as:

•	Half-year evaluation process (COP—Contract of Progress) improvement;
•	Talent Detection process implementation;
•	New Hires Integration process improvement.

In addition, the Human Resources organization has implemented a services model addressing domains such as: actions to promote Thomson attractiveness as an employer,

2005 FORM 20-F – THOMSON GROUP 107

Back to Contents

talent detection, motivation, retention and development of employees.

In order to ensure a positive declination and a full capture of Thomson strategic priorities but also to guarantee a global cohesion and adequate quality on all Human Resources organizations, an important operational interaction is ensured:

•	Each division and COO & Support Functions Human Resources Director is also responsible of one Model of Services; and
•	Each domain of the services model has an HR Coordinator in each division and COO & Support Functions.

ITEM 7 –  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Distribution of Share Capital

Current Shareholding

The table below shows the evolution of our shareholding structure, to the best of our knowledge, up to March 31, 2006.

	At March 1, 2004		At March 31, 2005		At March 31, 2006

	Number of shares held	% of shares held	Number of shares held	% of shares held	Number of shares held	% of shares held	% of voting rights

Public	238,701,112	85.07%	253,737,121	92.84%	243,434,031	89.07%	94.39%
Employees	11,650,821	4.15%	9,603,199	3.51%	7,498,088	2.74%	2.91%
ITV (previously Carlton)	15,500,000	5.52%	—	—	—	—	—
TSA (ex Thomson SA) (1)	5,692,884	2.03%	5,729,975	2.10%	5,265,024	1.93%	2.04%
Microsoft	2,695,621	0.96%	1,693,621	0.62%	1,693,621	0.62%	0.66%
Thomson	6,373,070	2.27%	2,544,116	0.93%	15,417,268	5.64%	—

Total	280,613,508	100.00%	273,308,032	100.00%	273,308,032	100.00%	100.00%

______________
(1)	On May 23, 2005, TSA granted common shares on a gratuitous basis to employees according to the terms of the employee offering of March 2002 amounting to 465,099 shares.

As of March 31, 2006, one of our institutional investors, Dodge & Cox, had notified us of a holding in excess of 5% of our share capital. On February 22, 2006, Dodge & Cox had notified us of an aggregate beneficial ownership of 24,748,315 shares representing 9.06% of our share capital as of February 17, 2006.

108 2005 FORM 20-F – THOMSON GROUP

Back to Contents

As it does on an annual basis, Thomson conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifiable), to investigate its shareholder base as of December 31, 2005. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Thomson can thus estimate the identity of its main shareholders (376 major funds were identified as probable shareholders). Following this TPI at year-end 2005, the Group estimates that approximately 26 institutions each hold more than 0.5% of our share capital.

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

Share Repurchase Program

As of March 31, 2006, Thomson held 15,417,268 treasury shares pursuant to authorizations given to the Board of Directors by Annual Shareholders’ Meeting on May 7, 2004 (4,006,733 shares repurchased between January 12, 2005 and May 9, 2005) and Annual Shareholders’ Meeting on May 10, 2005 (11,619,585 shares repurchased between June 24, 2005 and December 21, 2005). In 2005, Thomson repurchased 15,626,318 shares for a cost of €291,502,622.24. See “Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Subject to approval of the Shareholders’ Meeting to be held on May 12, 2006 and in compliance with European Regulation 2273/2003 dated December 22, 2003 and the Règlement général, the interpretations, decisions and guidance of the AMF, the objectives of the share repurchase program will comprise the following:

•	delivery of shares in connection with any stock option plan implemented pursuant to articles L. 225-117 et seq. of the French Commercial Code;
•	sale or transfer of shares to employees under a profit sharing plan pursuant to applicable laws and regulations, in particular under article L. 443-1 et seq. of the French Labour Law Code;
•	free attribution of shares, in particular under articles L. 225-197-1 et seq. of the French Commercial Code;
•	delivery of shares in connection with the conversion of securities giving access to the Company’s share capital;
•

cancellation of shares (the Shareholders’ Meeting held on May 10, 2005 authorized the Board of Directors to reduce the share capital of the Company through the cancellation of shares; this authorization is effective for a period of 26 months until July 10, 2007);

•	delivery of shares (in exchange, payment or otherwise) in connection with external growth transactions; or
•	delivery of shares in connection with a liquidity agreement entered into with one or several providers of investment services acting independently for market-making purposes.

Subject to the decision of the Shareholders’ Meeting on May 12, 2006, the Company may not purchase more than 10% of its share capital, the amount of which may be adjusted in the event of a change in share capital occurring after the Shareholders’ Meeting for the duration of the share repurchase program. The indicative maximum number of securities that may be bought under this program amounts to 27,330,803 shares. The Company may not hold, at any time, more than 10% of its share capital. The number of shares acquired by the Company for the delivery of shares in connection with a merger, spin-off or capital contribution may not exceed 5% of the share capital of the Company. The maximum repurchase price under this program equals 40 euros. The share repurchase program will be effective from the date it is approved by the Shareholders’ Meeting on May 12, 2006 until November 12, 2007.

Subject to the decision of the Shareholders’ Meeting on May 12, 2006 and pursuant to applicable laws and regulations, the acquisition, sale or transfer of shares may be made at any time and by any means, on the stock market or over-the-counter, including through a block sale or acquisition (without limiting the number of shares that may be acquired or sold through a block trade), or through options or other financial instruments negotiated on a regulated

2005 FORM 20-F – THOMSON GROUP 109

Back to Contents

market or otherwise, or through the delivery of shares following an issuance of securities giving access to the share capital of the Company through conversion, exchange, redemption, exercise of a note or otherwise.

The following table sets forth information as of March 31, 2006 relating to the shares purchased by Thomson under previous repurchase programs:

Percentage of share capital directly or indirectly owned	5.64%
Number of securities directly or indirectly owned	15,417,268
Number of securities cancelled over the last 24 months preceding March 31, 2006	7,305,476
Book value of securities owned	€287,562,038
Fair market value of securities owned (1)	€251,147,296
______________
(1)	Based on a share price of €16.29 on March 31, 2006.

Of the 15,417,268 Thomson shares held by the Company, as of March 31, 2006, 7,675,000 shares are held for cancellation and 7,742,268 shares may be delivered in connection with potential external growth transactions.

The following table sets forth the operations undertaken by Thomson in its own securities between May 19, 2005 (date when the AMF approved the note d’information relating to the previous share repurchase program authorized by the Shareholders’ Meeting held on May 10, 2005) and March 31, 2006:

	Cumulated gross transaction amounts			Open positions as of March 31, 2006

	Sales	Acquisitions/Transfers		Open positions (Sell)		Open positions (Buy)

				Call acquired	Futures	Call sold	Put

Number of securities	11,619,585	940,168	(1)
Maximum average term	—	—		—	—	—	—
Average transaction price	€18.48	€16.64		—	—	—	—
Average exercise price	—	—		—	—	—	—

Total	€214,755,714.23	€15,646,831.37		—	—	—	—

______________
(1)

Transfer on December 29, 2005 of 896 shares delivered in connection with the exercise of OCEANES; transfer on January 20, 2006 of 117,355 shares in connection with an external growth transaction; and delivery (price paid in shares), on January 26, 2006, of 821,917 shares in connection with an external growth transaction as part of the consideration paid.

110 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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
•

On November 4, 2003, TSA sold 51,982,941 of our shares through a placement to institutional investors. Thomson repurchased 3,000,000 of its shares in connection with TSA’s placement. Following this placement, Thomson was no longer subject to the French privatization laws and was considered following this transaction as a fully publicly-held company.

•

From December 12, 2003 to December 19, 2003, in conjunction with the November 4, 2003 placement, and in accordance with the French privatization laws, TSA conducted an employee offering, in which 581,933 shares were subscribed.

•	Between February 28, 2003 and December 31, 2003, Microsoft sold 6,871,123 of our shares.

Changes to our share capital in 2004

•

On September 22, 2004, ITV (principal shareholder of Carlton Communication Plc) successfully carried out the sale of its entire shareholding in Thomson, a total of 15 million shares. As a consequence of the sale, ITV is no longer shareholder of Thomson.

•	In October 19, 2004, in line with the Group’s commitments, Thomson’s Board of Directors cancelled a total of 7,305,476 shares.

Changes to our share capital in 2005

•	None.

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

Assuming (i) all of the outstanding 2002 OCEANE as well as the convertible/exchangeable subordinated bonds issued to Silver Lake are converted into newly issued shares, (ii) all outstanding BASA offer are exercised for newly issued shares and (iii) all outstanding stock options issued under our stock option Plans 2 and 3 are exercised, our share capital would increase to 316,798,426, a 16% increase compared to the number of outstanding shares as of March 31, 2006, assuming such exercise is satisfied by the issue of new shares.

This calculation does not take into account any further reduction of outstanding shares as a result of the ongoing €400 million share buy back program.

For additional information regarding shareholders’ voting rights and related matters, please refer to Item 10: “Additional Information—Memorandum and Articles of Association”.

Convertible/exchangeable bonds

Our 2000 OCEANE due January 1, 2006 had been convertible into, or exchangeable for, 8,411,832 of our shares (following the buy-back and cancellation during 2002 of 413,000 OCEANE as well as 2,350,553 OCEANE during 2004) and had a nominal value of €72.67 each and a conversion ratio of one bond to one

2005 FORM 20-F – THOMSON GROUP 111

Back to Contents

share. The deadline for giving notice to convert these bonds into shares was December 23, 2005. Bondholders requested the conversion of 896 bonds. On January 1, 2006, 896 OCEANE were converted into existing shares, which had been transferred to Société Générale acting as agent on December 29, 2005, in accordance with the terms of the bonds. The remainder of the bonds were repaid.

Our 2002 OCEANE due 2008 were convertible into, or exchangeable for, 14,814,815 of our shares and had a nominal value of €40.50 each. They were also redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004. Of the original 14,814,815 bonds, 14,493,324 bonds were redeemed on January 1, 2005 at the option of the bondholders. As of December 31, 2005, the remaining outstanding 2002 OCEANE due 2008 are now convertible into, or exchangeable for, 321,491 Thomson shares.

On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake, with a nominal value of U.S.$21,660 each, for an aggregate amount of U.S.$499,999,440. The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of U.S.$ 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds may not be transferred prior to their conversion into or exchange for shares, except Silver Lake may transfer bonds (a) with the permission of the Company, (b) to an investment fund affiliate of Silver Lake, (c) following the occurrence of a specified number of release events or (d) removal of Silver Lake’s representative on the Company’s Board of Directors.

Holders of these convertible/exchangeable subordinated bonds have the option from the earlier of March 31, 2006 or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at a conversion ratio of 1,014.447 shares per bond (the conversion ratio, initially equal to 1,000 shares per bond, has been adjusted to 1,014.447 following the payment in 2005 of the dividend for fiscal year 2004). This conversion ratio is subject to adjustment under certain conditions including adjustments to take account of annual dividend payments. The shares issued upon conversion or granted upon exchange are subject to transfer restrictions. Upon the earlier of (a) first public announcement of our audited consolidated financial results for the year ended December 31, 2005 and (b) March 31, 2006, one half of the shares delivered upon conversion or granted upon exchange may become freely transferable. Six months later, all of the shares delivered upon conversion or granted upon exchange become freely transferable.

From September 16, 2004 until the later of (a) September 16, 2009 and (b) one year following the date that Silver Lake (and any persons to whom Silver Lake has syndicated bonds) collectively cease to hold more than five percent (5%) of the Company’s shares (the “Standstill Period”), Silver Lake will not, unless consented to by the Company in writing, (i) acquire directly or indirectly, by purchase or otherwise, any securities, or direct or indirect rights or options to acquire any securities, of the Company or any subsidiary thereof, or of any successor to or person in control of Thomson, or (ii) sell Thomson shares short or otherwise hedge their equity ownership in the underlying Thomson shares. This Standstill Period may terminate early upon a specified number of release events.

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

In connection with the Silver Lake investment, Silver Lake has the right to propose to the Shareholders’ Meeting the nomination of one member on the Board of Directors of Thomson. David Roux was appointed director of Thomson by the Shareholders’

112 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Meeting of September 15, 2004 pursuant to this arrangement. So long as Silver Lake holds at least 25% of the excess of the convertible/exchangeable bonds (or the underlying shares) originally issued to it over the number of such securities it has transferred with Thomson’s consent, if a Silver Lake nominee fails to be elected or reelected to Thomson’s Board of Directors, the holders of the majority of the outstanding bonds have the right to require the repayment of all but not part of the bonds.

Bons d’Acquisition ou de Souscription d’Actions (“BASA”)

On September 15, 2004, the Shareholders’ Meeting of Thomson approved a subscription plan for all individual shareholders’ meeting the two following conditions:

•	Having purchased or subscribed shares before June 30, 2002; and
•	Still owning 80% of such shares as of July 21, 2004.

Each eligible shareholder had the right to subscribe one Thomson BASA for each share so held at €1 each. The number of BASA subscribed amounts to 12,471,369 at €1 each. Each BASA are exercisable after the issuance of 2005 annual consolidated financial Statement of Thomson from March 1, 2006 until June 30, 2006 for one share at an exercise price of €16 per share. Thomson may choose to deliver new Thomson shares or existing treasury shares.

Stock Option Plans

For a description of the stock option plans currently outstanding, see Item 6: “Directors, Senior Management and Employees—Employees”.

B – Related Party Transactions

TCL Multimedia Technology Holdings Ltd.

On August 10, 2005, Thomson exercised its option to convert its 33% investment in TTE into a 29.32% interest in TCL Multimedia Technology Holdings Ltd. (“TCL”).

Since July 30, 2004, the date on which Thomson and TCL formed TTE, Thomson accounted for its investment in TTE, and currently accounts for its investment in TCL, using the equity method. As a consequence, TTE is considered a related party of Thomson since August 1, 2004, and TCL is considered a related party since Thomson exercised its option on August 10, 2005.

In September 2005, Thomson and TCL entered into an agreement from which Thomson sold to TCL its “TV marketing and sales” business in United States and EMEA (Europe, Middle East and Africa), as well as the “TV Styling Services” business. Following such sale, all agreements entered into between Thomson and TTE related to certain “Sales & Marketing” and “Styling services” businesses have been terminated. Agreements related to the use of our RCA® and Thomson® trademarks remain.

In the ordinary course of business, Thomson provides various products and services to TTE. These products and services comprise in particular cathode ray tubes, televisions manufactured on a sub-contractual basis by Thomson’s Angers facility, licenses of certain Thomson patents and trademarks, and certain marketing and distribution services. For the five month period ended December 31, 2004 and the period ended December 31, 2005 such sales amounted to €365 million and €355 million, respectively. As of December 31, 2004 and 2005, amounts due from TTE to Thomson amounted to €106 million and €13 million, respectively.

In addition, Thomson and TTE entered into a 24-month Receivable Purchase and Sale Agreement, pursuant to which Thomson purchases TTE’s receivables and collects those receivables. In this respect, as of December 31, 2004 and 2005, Thomson had loans outstanding of €99 million and €57 million to TTE and recognized an amount of €4 million and €3 million as financial income for the 5 months ended December 31, 2004 and the year ended December 31, 2005, respectively.

France Telecom and its subsidiaries (“FT”)

Since May 2004, Didier Lombard, CEO of FT since March 1, 2005, is a Director of Thomson. In addition, from October 2,

2005 FORM 20-F – THOMSON GROUP 113

Back to Contents

2002 until February 27, 2005, Thierry Breton was CEO of FT and Director of Thomson and Chairman of the Thomson’s strategic committee. As a consequence, FT is considered a related of Thomson since October 2002.

In the normal course of its business and based on market conditions, Thomson entered into the following transactions with FT:

•

Thomson is a supplier of “Triple Play” and ADSL set-top boxes and other telephone products to FT. For the year ended December 31, 2005 and 2004, such sales amounted to €153 million and €41 million, respectively. At December 31, 2005 and 2004, amounts due from FT to Thomson amounted to €55 million and €9 million, respectively.

•

In December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. There were no significant developments for the period ended December 31, 2005.

Microsoft Corporation and its subsidiaries (“Microsoft”)

Henry P. Vigil, Senior Vice President of Microsoft Corporation is a member of the board of Directors of Thomson. As a consequence, Microsoft is a related party of Thomson.

Thomson sells products and services to Microsoft, including, mainly, duplication and distribution services and promotional services, optical kits and royalties. These sales amounted to €49 million and €77 million for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, Thomson had accounts receivable from Microsoft amounting to €17 million and €10 million, respectively.

In the context of the acquisition of 25% of the share capital of Contentguard completed on March 14, 2005, Thomson acquired 2,365,261 shares from Microsoft for a consideration price of USD 12 million. After this acquisition, Thomson, Microsoft and Time Warner share the control of Contentguard with each a 33% control interest.

Microsoft, Canopus Co., Ltd (“Canopus”), Canopus Corporation, Thomson Japan, K.K. and Thomson entered into an agreement, effective November 30, 2005, in connection with the impact on a technology license agreement between Canopus and Microsoft of the acquisition by an affiliate of Thomson of more than 50% of the shares of Canopus.

Silver Lake Partners (“SLP”)

Mr. David Roux, managing director of SLP, is also a Board member of Thomson since September 15, 2004, and SLP is therefore assessed as a related party of Thomson since that date.

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to SLP. For more information on the terms of these bonds, see “—Distribution of Share Capital—Outstanding Dilutive Securities Convertible/Exchangeable Bonds” and Note 24.2 to our consolidated financial statements. As of December 31, 2004 and December 31, 2005, Thomson had financial debt toward SLP amounting to €367 million (USD 500 million) and €422 million (USD 500 million), respectively. In application of IAS 39, this financial debt has been recognized in our consolidated balance sheet for an amount of €382 million and €367 million as of December 31, 2005 and December 31, 2004, respectively.

In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to €46 million and €122 million as of December 31, 2005 and 2004, respectively. Change in fair value of the derivative instrument is charged to financial result of the Group. For the period ended December 31, 2005, Thomson recognized a financial income of €83 million.

114 2005 FORM 20-F – THOMSON GROUP

Back to Contents

For the period ended December 31, 2004 and December 31, 2005, Thomson incurred interest and certain other expenses in an amount of €4 million and €15 million, respectively, toward SLP.

Carlton Communications plc and its subsidiaries (“Carlton”)

From March 16, 2002 until September 22, 2004, Carlton held a 5.5% interest in the share capital of Thomson. As a consequence and for practical reasons, Carlton is considered a related party of Thomson until December 31, 2004.

In March 2001, Thomson partially financed the Technicolor acquisition by issuing promissory notes to Carlton in the amount of €669 million (USD 600 million), based on the historical exchange rate. Thomson incurred interest charges related to this debt of €3 million for the period ended December 31, 2004. See Note 30 to our consolidated financial statements.

On May 7, 2002, the Group created a new joint venture with Carlton, Screenvision Europe, in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe. Following this acquisition, Carlton and Thomson shared equally in the financing of Screenvision Europe’s business. The debt due to Carlton by Screenvision Europe in the Group’s financial statements amounted to €18 million at December 31, 2004.

These loans bore interest at market rates, with Screenvision Europe incurring interest expense amounting to €0.5 million for the year ended December 31, 2004.

DIRECTV and its subsidiaries (“DIRECTV”)

DIRECTV was a shareholder of Thomson until August 21, 2002.

Eddy Hartenstein, member of the Board of Directors of Thomson, ceased to be Vice Chairman of the Board of Directors of DIRECTV Inc on December 31, 2004. As a result, DIRECTV ceased to be a related party of Thomson on this date, and the following describes transactions with DIRECTV until December 31, 2004.

In the normal course of the business and based on market conditions, Thomson sells products to DIRECTV, mainly digital decoders and satellite receivers and services.

Moreover, during 2004, Thomson and DIRECTV concluded the following agreements:

•

On June 24, 2004, Thomson and DIRECTV entered into an agreement whereby Thomson acquired the HNS’ set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes. See Item 4: “Information on the Company—Business Overview—Systems & Equipment—Access Platforms & Gateways”.

•

Thomson’s sales to DIRECTV amounted to €374 million for the period ended December 31, 2004. Thomson also sold to retailers a significant number of digital decoders and satellite which are designed for prospective DIRECTV subscribers.

•	On December 31, 2004, receivables from DIRECTV amounted to €35 million.

TSA and its subsidiaries (“TSA”)

TSA is no longer considered a related party of Thomson because Thierry Breton resigned from his position of Chairman of TSA and member of the Board of Directors of Thomson on February 27, 2005.

2005 FORM 20-F – THOMSON GROUP 115

Back to Contents

ITEM 8 – FINANCIAL INFORMATION

A — Consolidated Financial Statements and Other Financial Information

Please refer to the consolidated financial statements and the notes and exhibits thereto in Part III hereof and incorporated herein by reference.

B — Legal Proceedings

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

A civil investigation was also initiated by the U.S. Customs Service (“U.S. Customs”), which first issued pre-penalty notices on December 21, 1998 alleging that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. In January 1999, all actions with respect to the pre-penalty notices were suspended in exchange for a series of waivers of the statute of limitations extending through September 2005.

On December 21, 2004, a penalty notice was issued by the U.S. Customs that withdrew allegations of fraud and any action on years 1997 and 1998, also indicating that no penalty should be issued against individual officers and employees of Thomson. In settlement discussions subsequent to the issuance of the penalty notice, Thomson made an offer of compromise (without admitting or denying liability) representing payment of duties in the amount of U.S.$ 5.6 million. U.S. Customs accepted the offer on June 23, 2005, and the case is now closed.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A., which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to €31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favourable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of €1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4.2 million and (ii) tax penalties amounting to €4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003 before the court of Latina, and Videocolor S.p.A. challenged this appeal on June 25, 2004, and the judgment has been fixed for April 6, 2006.

116 2005 FORM 20-F – THOMSON GROUP

Back to Contents

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3.5 million and €1.8 million, respectively and (ii) tax penalties amounting to €3.5 million and €1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €127,000 and (ii) penalties amounting to €127,000. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Brazilian tax litigation

Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non payment of the Social Contribution on Profit (“CSSL”) for a total amount of 29.3 million of reals (around €10 million) from 1994 to 2003, despite the fact that, in 1991 and 1997, a Court gave the right to Thomson not to pay CSSL as the CSSL violated the Federal Constitution.Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds of this assessment.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€61.6 million at December 31, 2005 buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October, 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favour of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favour of Thomson on two of the three patents in suit. Thomson has also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson

2005 FORM 20-F – THOMSON GROUP 117

Back to Contents

the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. The parties await the District Court’s summary judgment ruling.

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

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc., Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

The USPTO has now issued initial office actions on all seven patents rejecting all claims asserted in the litigation as unpatentable. Pegasus/PMC has initiated appeals on two of the office actions with the Board of Patent Appeals and Interferences (“BPAI”), and is expected to appeal similarly the remaining rulings. If the BPAI rejects the appeals, Pegasus/PMC has the right to appeal to the U.S. Federal Circuit Court of Appeals.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favour of Thomson Inc. Parental Guide appealed the District Court’s decision to the U.S. Federal Circuit Court of Appeals. On April 21, 2006 the Federal Circuit Court of Appeals issued a decision affirming the trial court’s grant of summary judgment.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two

118 2005 FORM 20-F – THOMSON GROUP

Back to Contents

of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July of 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling with the United States Federal Circuit Court of Appeals. On April 20, 2006 the parties reached an agreement in principle settling the issues raised by the appeal.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Regie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to €25 million. The ICC Court’s award was delivered on August 19, 2005. The Court acknowledges that UGC and RMB failed to manage properly their Italian subsidiary (RMB Italia SpA) and failed to cause RMB Italia SpA’s management to cooperate with Screenvision. However, the ICC Court judges an absence of causal link between UGC/RMB failures and the losses incurred by Screenvision. Screenvision has lost on most of its principal claims and did not obtain any damages. Screenvision decided not to appeal.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings related to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. This claim is not an admission of liability. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal+ Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal+ Technologies, S.A. entered into several agreements which ultimately gave Canal+ Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal+ Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal+Technologies. No milestones were ever set. In 2002, Canal+ Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal+ Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. At the beginning of 2003, Thomson acquired Canal+ Technologies from Canal+ with some guarantees related to this case. The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal+ Technologies. Plaintiffs have initiated an appeal of the unfavorable jury verdict with the Ninth Circuit Court of Appeals.

Thomson Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen

2005 FORM 20-F – THOMSON GROUP 119

Back to Contents

manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for the remaining seven (7) years of the contract. Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services, which over the remaining life of the contract could exceed $14,000,000 (the net present value is estimated at $9,850,000). On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial. On March 15, 2006, the court issued a decision and entry granting Praxair’s summary judgment motions and dismissing Thomson’s claims against Praxair. The Court has also scheduled a trial on June 7, 2006 to determine the amount of damages (if any) Thomson owes Praxair for breach of the oxygen agreement.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson, Inc. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the JPEG standard-setting process. Thomson is defending itself alone and in conjunction within a joint defense group of other defendants. In February 2005, the suit was transferred to a multidistrict proceeding in the U.S. District Court for the Northern District of California.

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

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities arising from this site, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is not exposed to any material

120 2005 FORM 20-F – THOMSON GROUP

Back to Contents

adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

C — Dividends

We may declare a dividend upon the recommendation of our Board of Directors and the approval of our shareholders at their Annual General Meeting. Under French company law, our right to pay dividends is limited in specific circumstances.

For a description of these restrictions, refer to Item 10: “Additional Information—Memorandum and Articles of Association.”

On February 21, 2006, the Board of Directors decided to propose to the Shareholders’ Meeting to be held on May 12, 2006 a distribution of 30 cents of euro per share, to be charged to a share premium account (compte de prime d’émission) within shareholders’ equity. This would represent a 5% increase compared to the dividend of 28.50 cents of euro paid in 2005 for the year 2004. Payment of such distribution is scheduled to occur as from July 11, 2006 and will be made to all eligible shareholders of the Company as of July 10, 2006.

Any future payments of dividends will depend on our financial condition and results of operations, especially net income, and our investment policy at that time.

Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

2005 FORM 20-F – THOMSON GROUP 121

Back to Contents

ITEM 9 – THE OFFER AND LISTING

Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed: on the Eurolist d’Euronext Paris S.A. (Compartiment A) and are eligible for the Système de Règlement Différé (deferred settlement service) under the Euroclear France code ISIN FR0000184533, each described below; and on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

A — Listing on the Eurolist of Euronext Paris S.A.

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

Securities approved for listing by Euronext Paris are traded in one of the three compartiments of Eurolist: Compartiment A, Compartiment B and Compartiment C. Aside from these regulated markets, securities of certain other companies may be traded on non-regulated markets (the Marché Libre or Alternext). These markets are all operated and managed by Euronext Paris, a market operator responsible for the admission of securities and the supervision of trading in listed securities.

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris. Trading on Eurolist (Compartiment A) takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed) with a final fixing at 5:30 p.m. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most actively traded securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on Eurolist (Compartiment A) if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (“réservation à la hausse ou à la baisse”). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on Eurolist (Compartiment A) in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the AMF and the issuer also may request a suspension in trading.

Trades of securities listed on Eurolist (Compartiment A) are settled on a cash basis on the third trading day following the trade (immediate settlement or Règlement Immédiat). Market intermediaries are also permitted to offer investors a deferred settlement service (Service de Règlement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

Our shares are eligible for the deferred settlement service. In the deferred settlement service, the purchaser may decide on the determination date (date de liquidation), which is the fifth trading day prior to the last trading day of the month included, either (i) to settle the trade no later than the last trading day of

122 2005 FORM 20-F – THOMSON GROUP

Back to Contents

such month, or (ii) upon payment of an additional fee, to extend to the determination date of the following month the option either to settle no later than the last trading day of such month or to postpone again the selection of a settlement date until the next determination date. Such option may be maintained on each subsequent determination date upon payment of an additional fee.

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

Under French law, our company may not issue shares to itself, but we may purchase our shares in the limited cases described in Item 10: “Additional Information—Memorandum and Articles of Association—Purchase of our own shares” and “—Trading in our own shares”.

In France, our shares have been included in the SBF 120 and SBF 250 Indices since March 7, 2000 and in the CAC 40 Index since August 23, 2000. We are also part of the CAC IT20 Index, a Euronext Paris technology index.

The tables below set forth, for the periods indicated, the high and low quoted prices in euro for our outstanding shares on the Eurolist of Euronext Paris.

YEARS ENDING DECEMBER 31,

	Euronext Paris

	Volume of transactions			Share price (in €)

	in € millions	Shares	Average volume	Average closing price	High	Low

2003	7,792.9	518,801,361	2,034,515	14.81	19.20	9.25
2004	9,137.0	554,675,374	2,141,604	16.45	19.58	13.83
2005	10,869.3	576,933,876	2,244,879	18.99	21.42	15.26

Source: Euronext.

2005 FORM 20-F – THOMSON GROUP 123

Back to Contents

QUARTERS FOR YEARS ENDING DECEMBER 31,

	Euronext Paris

	Volume of transactions			Share price (in €)

	in € millions	Shares	Average volume	Average closing price	High	Low

2003
First Quarter	1,342.6	100,997,052	1,603,128	13.17	18.12	9.25
Second Quarter	2,009.7	150,575,479	2,428,637	13.15	16.40	9.93
Third Quarter	1,602.0	105,152,943	1,593,226	15.09	18.20	12.95
Fourth Quarter	2,862.6	163,850,680	2,560,167	17.16	19.20	14.86

2004
First Quarter	2,715.2	167,551,752	2,617,996	16.18	18.67	13.83
Second Quarter	1,746.2	109,807,619	1,742,978	15.86	16.87	14.67
Third Quarter	2,125.3	135,837,278	2,058,141	15.57	16.98	14.13
Fourth Quarter	2,550.4	141,478,725	2,143,617	18.17	19.58	16.62

2005
First Quarter	2,492.9	126,161,545	2,034,864	19.89	21.42	18.08
Second Quarter	2,806.6	139,228,647	2,141,979	20.22	21.24	18.66
Third Quarter	2,935.0	156,575,380	2,372,354	18.80	20.35	17.15
Fourth Quarter	2,634.7	154,968,304	2,421,380	17.09	18.43	15.26

2006
First Quarter	3,070.7	195,382,270	3,005,881	15.91	19.32	13.92

Source: Euronext.

LAST SIX MONTHS,

	Euronext Paris

	Volume of transactions			Share price (in €)

	in € millions	Shares	Average volume	Average closing price	High	Low

2006
April	741.2	45,780,983	2,543,388	16.12	17.00	15.23
March	939.3	60,950,915	2,650,040	15.25	16.94	14.52
February	1,263.2	85,955,933	4,297,797	14.60	16.99	13.92
January	868.1	48,475,422	2,203,428	18.00	19.32	16.77

2005
December	696.5	38,548,915	1,835,663	18.04	18.43	17.35
November	982.2	58,704,890	2,668,404	16.77	17.90	15.26

Source: Euronext.

124 2005 FORM 20-F – THOMSON GROUP

Back to Contents

B – Listing on the New York Stock Exchange

JPMorgan Chase Bank had been serving as the depositary with respect to the ADSs traded on the New York Stock Exchange until January 31, 2005. Since February 2005,

The Bank of New York now acts as Thomson’s depositary bank. Each ADS represents one ordinary Share.

The tables below set forth, for the periods indicated the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

YEARS ENDING DECEMBER 31,

	New York Stock Exchange

	Volume of transactions			ADS price (in US $)

	in US $ millions	Shares	Average volume	Average closing price	High	Low

2003	78.8	4,694,300	18,628	16.82	22.37	10.23
2004	256.7	11,280,800	44,765	20.57	26.66	17.21
2005	428.4	17,951,700	71,237	23.70	28.36	18.37

QUARTERS FOR YEARS ENDING DECEMBER 31,

	New York Stock Exchange

	Volume of transactions			ADS price (in US $)

	in US $ millions	Shares	Average volume	Average closing price	High	Low

2003
First Quarter	13.9	979,800	16,062	14.74	18.64	10.23
Second Quarter	18.2	1,220,000	19,365	14.96	18.95	11.13
Third Quarter	17.2	1,030,600	16,103	16.98	19.57	15.08
Fourth Quarter	27.5	1,326,500	20,727	20.48	22.37	17.48

2004
First Quarter	30.6	1,509,200	24,342	20.29	23.12	17.21
Second Quarter	28.0	1,460,200	23,552	19.17	20.14	17.74
Third Quarter	31.0	1,606,200	25,097	19.11	21.09	17.55
Fourth Quarter	167.0	6,705,200	104,769	23.67	26.66	20.62

2005
First Quarter	170.3	6,539,300	107,202	26.15	28.36	23.49
Second Quarter	90.73	3,559,000	55,609	25.45	27.39	23.90
Third Quarter	77.55	3,376,200	52,753	22.97	24.33	20.60
Fourth Quarter	89.72	4,477,200	71,067	20.29	22.04	18.37

2006
First Quarter	100.09	5,194,800	83,787	19.15	23.06	16.69

Source: NYSE, Bloomberg.

2005 FORM 20-F – THOMSON GROUP 125

Back to Contents

LAST SIX MONTHS,

	New York Stock Exchange

	Volume of transactions			ADS price (in US $)

	in US $ millions	Shares	Average volume	Average closing price	High	Low

2006
April	13.86	816,300	42,963	19.75	20.79	18.57
March	16.7	906,400	39,409	18.30	19.78	17.40
February	37.55	2,168,700	114,142	17.41	20.39	16.69
January	45.82	2,119,700	105,985	21.78	23.06	20.42

2005
December	16.36	764,700	36,414	21.38	22.04	20.62
November	22.85	1,182,100	56,290	19.71	20.97	18.37

Source: NYSE, Bloomberg.

ITEM 10 – ADDITIONAL INFORMATION

A – Share Capital

Thomson’s share capital is €1,024,905,120 as of March 31, 2006, composed of 273,308,032 shares each with a nominal value of €3.75.

See also Item 7.A above.

B – Memorandum and Articles of Association

Our company is a société anonyme, a form of limited liability company, incorporated under the laws of France. We are registered in the Register of Commerce and Companies (“Registre du Commerce et des Sociétés”) of Nanterre under No. 333 773 174 and our APE code, which identifies a company’s type of business and activities, is 741J, corresponding to the business of corporate administration. Our by-laws (“statuts”) specify that our corporate affairs are governed by the Title II of the French Commercial Code and the statuts themselves. Our corporate purpose, as defined in Article 2 of our statuts, is:

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

126 2005 FORM 20-F – THOMSON GROUP

Back to Contents

We summarize below certain material provisions of applicable French law and our statuts. An unofficial English translation of our statuts is included hereafter as Exhibit 1 to this Annual Report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France.

Authorized but Unissued Capital

Under authorizations that our Board of Directors has received from our shareholders, the Board of Directors may grant stock options or free shares (“restricted stocks units”) to employees and corporate officers and may additionally increase our capital for certain other purposes. More specifically, the following delegations to the Board of Directors were renewed by the Annual General Shareholders’ Meeting held on May 10, 2005:

•

Delegations to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million through the issuance – with or without preferred subscription right – of shares and/or issuance of securities giving access to the capital of the Company and/or securities giving an entitlement to debt securities giving access to the capital of the Company. In case of increase of capital without preferred subscription rights, the Board indicated that it will limit the use of its delegation to up to €200 million. These delegations are valid for 26 months from May 10, 2005;

•

Delegation to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million by capitalizing premiums, reserves, profit or otherwise. That delegation is valid for 26 months from May 10, 2005;

•	Delegation to the Board of Directors to increase the capital up to a maximum nominal amount of €15 million in favour of members of Company savings plans;
•

Delegations to the Board of Directors to grant stock options to subscribe or to purchase shares and/or free shares to staff or corporate officers of the Group. These delegations are valid for 38 months from May 10, 2005.

For information about our share capital history for the last three years, refer to Item 7: “Major Shareholders and Related Party Transactions—Modifications in the Distribution of Share Capital over the Past Three Years”.

Shareholders’ Meetings and Voting Rights

General

In accordance with the French Commercial Code, there are three types of Shareholders’ General Meetings, ordinary, extraordinary and special.

Ordinary General Meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;
•	appointing independent auditors;
•	approving the annual accounts; and
•	declaring dividends or authorizing dividends to be paid in shares provided the statuts contain a provision to that effect, as ours do.

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

Special Meetings of shareholders of a certain category of shares (such as, among others, preferred shares) are required for any modification of the rights derived from such category of shares. The resolutions of the Shareholders’ General Meeting affecting

2005 FORM 20-F – THOMSON GROUP 127

Back to Contents

these rights are effective only after approval by the relevant Special Meeting. As previously noted, the ordinary shares currently constitute the Company’s only class of capital stock and the Company has not issued any preferred shares.

The Chairman of our Board of Directors or a Vice President of the Board of Directors presides over Shareholders’ Meetings. If none are available, the Board of Directors may delegate a member to preside over the meeting. Otherwise, those present at the meeting may elect a meeting chairperson.

Annual Ordinary Meetings

The French Commercial Code requires our Board of Directors to convene an Annual Ordinary General Meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The Board of Directors may also convene an Ordinary or Extraordinary Meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a Shareholder’s Meeting, our independent auditors, the majority shareholder (either in terms of capital stock or of voting rights) after a tender offer (“offre publique d’achat ou d’échange”), or after the transfer of a controlling block or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;
•	any interested party in cases of urgency;
•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;
•	the Worker’s Council (“comité d’entreprise”) provided that there is an emergency; or
•	the majority shareholder (either in terms of capital stock or of voting rights) after a tender offer (“offre publique d’achat ou d’échange”), or after the transfer of a controlling block.

In the case of a bankruptcy, our liquidator may also call a Shareholders’ Meeting in some instances.

Notice of Shareholders’ Meetings

We must announce General Meetings at least 30 days in advance by means of a preliminary notice which is published in the Bulletin des annonces légales obligatoires, or “BALO”. The preliminary notice must be sent to the AMF prior to publication. It must contain, among other things, the time, date and place of the meetings, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by data transmission (upon the decision of the Board of Directors). The AMF also recommends that simultaneously with the publication of the preliminary notice in the BALO, a summary of the preliminary notice should be published in a newspaper of national circulation in France, which contains the time, date and place of the meeting as well as indicates how investors can obtain documents relating to such meetings.

At least fifteen days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice containing the final agenda, place, date and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative area (“département”) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF.

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

128 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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

When a person for whom information has been requested does not provide this information within the time allowed by the applicable law and regulations or has provided incomplete or erroneous information with respect to either the identity of the owner of the securities, or his/her/its legal capacity in relation to the owner of the securities, or the number of securities held, the shares, or the securities that immediately or in the future entitle their owner to receive shares, and for which this person was registered as a shareholder shall be deprived of the right to vote at all Shareholders’ Meetings that may be held until proper identification is provided, and the payment of the dividend on said shares or securities shall be withheld until this date.

2005 FORM 20-F – THOMSON GROUP 129

Back to Contents

Proxies and Votes by Mail or Videoconference

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in General Meetings. Shareholders may participate in General Meetings either in person, be represented by a spouse or by another shareholder, or, if provided for by the statuts, by videoconference or by any means of telecommunications allowing shareholders to be identified. Shareholders may vote in person, by proxy either to a spouse or to another shareholder or by mail. However, a holder of bearer shares who is not a French resident may be represented at Shareholders’ Meetings by an appointed intermediary as described in “—Attendance and Voting at Shareholders’ Meetings.” Our statuts provide for the possibility of participating or voting in Shareholders’ Meetings by videoconference or by data transmission, pursuant to applicable law and regulations.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may only grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or allowed by the Board of Directors and against all others.

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

Quorum

Following Law No. 2005-842 dated July 26, 2005, the French Commercial Code now provides that shareholders having at least 20% of the shares entitled to voting rights be present in person, vote by proxy, by mail or by videoconference, or by any means of telecommunications allowing them to be identified to fulfill the quorum requirements for:

•	an Ordinary General Meeting; or
•	an Extraordinary General Meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other Extraordinary General Meeting.

For a Special Meeting of holders of a certain category of shares, the quorum requirement is 33 1/3% of the shares entitled to vote in that category, in person, vote by mail, proxy or by videoconference, or by any means of telecommunications allowing them to be identified.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an Ordinary Meeting or for an Extraordinary General Meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. In the case of any other reconvened Extraordinary General Meeting, shareholders having at least 20% of the voting rights attached to outstanding shares must be present in person, voting by mail, by proxy, or by videoconference, or by any means of telecommunications allowing them to be identified for a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

At the time of the notice of meeting the Board of Directors may decide on the public rebroadcast of the entirety of such General Meeting by video conference and/or data transmission in the conditions fixed by the regulations in force. In that

130 2005 FORM 20-F – THOMSON GROUP

Back to Contents

case, the shareholders who attend the General Meeting by video conference or by videoconference, or by any means of telecommunications allowing them to be identified, are deemed to be present for the quorum and majority calculation, on the conditions provided by the regulations in force. As the case may be, this decision is to be communicated in the announcement of the session and in the notice of the meeting.

Under French law, shares of a company held in treasury by that company are not counted for quorum purposes.

Majority

A simple majority of the shareholder votes cast may pass a resolution at an Ordinary General Meeting or an Extraordinary General Meeting concerning only a capital increase by incorporation of reserves, profits or share premium. At any other Extraordinary General Meeting, a two-thirds majority of the shareholder votes cast is required, including abstentions by shareholders present, or represented by proxy, voting by mail or by videoconference, or by any means of telecommunications allowing them to be identified.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail or data transmission (if applicable) is counted as a vote against the resolution submitted to a shareholder vote.

Under French law, shares of a company held in treasury by that company are not entitled to voting rights.

Shareholder Rights

Shareholder rights can be amended only after an Extraordinary General Meeting of the class of shareholders affected has taken place. Two-thirds of the votes appertaining to shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting requirements applicable to this type of Special Meeting are the same as those applicable to an Extraordinary General Meeting, and the quorum requirements for a Special Meeting are 33 1/3% of the voting shares, or 20% upon resumption of an adjourned meeting. A unanimous shareholder vote is required to increase liabilities of shareholders.

Financial Statements and other Communications with Shareholders

In connection with any Shareholders’ Meeting, we must provide a set of documents including our annual report and a summary of the results of the five last fiscal years to any shareholder who so requests. The French Commercial Code requires that special reports be provided to the Ordinary Shareholders’ Meeting such as stock options authorized and/or granted by the Company or the purchase by the Company of its own shares.

Dividends

We may only distribute dividends out of our “distributable profits”, plus any amounts held in our reserves which the shareholders decide to make available for distribution, other than those reserves which are specifically required to be maintained by law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts.

Legal Reserve

The French Commercial Code provides that French sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may only be used to offset losses when other reserves cannot be used and, in particular, may only be distributed to shareholders upon liquidation of the company. This restriction on the payment of the dividends also applies on an unconsolidated basis to each of our French subsidiaries organized as a société anonyme, société en commandite par actions, société par actions simplifiée or société à responsabilité limitée.

2005 FORM 20-F – THOMSON GROUP 131

Back to Contents

Approval of Dividends

According to the French Commercial Code, the Board of Directors may propose a dividend for approval by the shareholders at the Annual General Meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval (unless interim dividends are paid in shares).

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the Shareholders’ Meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors’ meeting in which the distribution of interim dividends is approved. The dividend payment date is decided by the shareholders in an Ordinary General Meeting, or by the Board of Directors in the absence of such a decision by the shareholders.

Timing of Payment

According to the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the dividend payment date revert to the French State.

Changes in Share Capital

Increases in share capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders’ approval at an Extraordinary General Meeting following the recommendation of the Board of Directors. Such approval can either constitute a decision of the shareholders to increase the share capital or a delegation of power granted by the shareholders to the Board of Directors to increase the share capital. Increases in our share capital may be effected by:

•	issuing additional shares;
•	increasing the nominal value of existing shares; or
•	creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through the following:

•	for cash;
•	for assets contributed in kind;
•	by conversion, exchange, or redemption of debt securities previously issued;
•	by exercise or exchange of any other securities giving rights to such securities;
•	by capitalization of profits, reserves or share premiums;
•	subject to various conditions, in satisfaction of debt incurred by our company; or
•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an Extraordinary General Meeting, acting under the quorum and majority requirements applicable to Ordinary Shareholders’ Meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an Extraordinary General Meeting, acting under the quorum and majority requirements applicable to Extraordinary Shareholders’ Meetings. Refer to “—Shareholders Meetings and Voting Rights.”

When shareholders decide on a capital increase or approve the delegation to the Board of Directors of the right to implement a capital increase (except (i) when it results from an earlier issue of securities giving rights to shares or (ii) in the event of a capital increase by incorporation of reserves or for assets contributed in kind), they must also consider whether an additional capital

132 2005 FORM 20-F – THOMSON GROUP

Back to Contents

increase should be reserved for employees, such reserved capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the share capital increase. With respect to the current authorizations to increase our share capital, see “Authorized but Unissued Capital” above.

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

The affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote at an Extraordinary General Meeting may waive the preferential subscription rights of all shareholders with respect to any particular offering or a portion of that offering. French law requires that the Board of Directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an Extraordinary General Meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time no shorter than three trading days. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in the three trading days preceding the setting of the price (such average market price may be reduced by a maximum discount of 5%). However, within the limit of 10% of the share capital per year, the General Extraordinary Shareholders’ Meeting may authorize the Board of Directors to set the issuing price in accordance with terms set by the general extraordinary shareholder meeting.

Form, Holding and Transfer of shares

Form of shares

Our statuts provide that the shares may be held in registered or bearer form at the holder’s election. Our statuts also provide that any person holding more than 2% of our share capital or voting rights must within fifteen days of passing this threshold request that all of its shares be converted into registered form.

Holding of shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates.

2005 FORM 20-F – THOMSON GROUP 133

Back to Contents

We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by CACEIS. In addition, we maintain separate accounts in the name of each registered shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each registered shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. CACEIS, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

In accordance with French law, shares held by any non-French resident may be held on the shareholders’ behalf in a collective account or in several individual accounts by an intermediary.

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our company’s share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of deposit for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our statuts permit us to request that Euroclear France provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. Also, we may request any legal person (“personne morale”) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights.

Furthermore, under French law, any intermediary who acts on behalf of one or more persons who are not domiciled in France must spontaneously declare that it is acting as an intermediary and we may request to be provided with the identity of the shareholders on whose behalf it is acting. The owner of shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the Shareholders’ Meeting by this intermediary.

Transfer of shares

Our statuts do not contain any restriction to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, or “impôt sur les opérations de Bourse”, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings. Shareholders only bear losses up to the amount of their contributions.

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes or ceases to be the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95%, as applicable, of the outstanding shares or voting rights of a

134 2005 FORM 20-F – THOMSON GROUP

Back to Contents

listed French company whose shares are registered with an accredited financial intermediary, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company and the AMF within five trading days of the date it crosses such threshold, of the number of shares it holds (directly or in the form of ADSs or by an intermediary as described in “—Attendance and Voting at Shareholders’ Meetings”), their voting rights and the number of securities giving access, directly or indirectly, to shares and/or voting rights. The AMF makes this information public.

French law and the General Regulation of the AMF impose additional reporting requirements on persons who are increasing their ownership above 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report (“déclaration d’intention”) with the company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify whether it is acting alone or in concert with other entities or persons and indicate its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the Board of Directors. The AMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, which change may only be motivated by a significant change in the environment, the situation or the shareholding of the acquirer (or the entities or persons acting in concert with it), it must file a new report.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital, voting rights and securities giving access to such share capital or voting rights of such company. The regulations provide for some exceptions to the rule.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholder’s meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to a fine.

In addition, our statuts provide that any individual or entity, acting alone or in concert, who becomes, directly or indirectly, the owner of 0.5% or any multiple thereof, of the total number of shares or voting rights of the Company (as defined in Article L. 233-7 et seq. of the French Commercial Code) must notify the company within 5 trading days of exceeding the threshold by registered/certified letter with return receipt requested, by fax, or by telex indicating whether the shares or voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. This duty applies under the same conditions when the equity holding or the voting rights fall below the thresholds mentioned above. Each shareholder who does not comply with these requirements may be deprived of the right to vote pertaining to the shares exceeding the threshold at issue.

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

Under French law, any listed company must publish monthly the total number of shares and voting rights composing its share capital, if such number varied as compared to those previously published, in compliance with AMF regulations.

2005 FORM 20-F – THOMSON GROUP 135

Back to Contents

In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the Depositary and the Depositary shall, as soon as practicable, forward such notification to us and to the AMF.

Purchase of Own Shares

Under French law, the Company may not issue shares to itself. However, it may, once listed, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months following the shareholder’s meeting authorization. To acquire shares for this purpose, the Company must release a description of the share buy-back program (“descriptif du programme”) before its launching date. This document no longer requires prior approval (“visa”) of the AMF. The description of the program must contain certain information, including the date of the Shareholders’ Meeting which authorized it and the main terms and conditions of such program (e.g., its objectives, the maximum number of securities that may be acquired under the program and the maximum repurchase price). The company does not need to publish such a description, if the required disclosure is already included in its French Document de Référence and herein.

In accordance with the European Union Commission Regulation (EC) 2273/2003 of December 22, 2003 and with the General Regulation, instructions and communications of the AMF, the Company may repurchase its shares for the following purposes:

•	to cancel the shares, with shareholders’ approval at an extraordinary general meeting;
•

to deliver shares in connection with the conversion of securities giving access to its share capital and conduct any hedging operations based on the Company’s obligations relating to those securities, under the conditions set forth by market authorities;

•	to sell or transfer the shares to its employees under a profit sharing plan or stock option plan that has been approved by shareholders at an ordinary general meeting.

In accordance with French law, the Company may also purchase shares for the following purposes:

•	to deliver shares (in exchange, payment or otherwise) in the context of external growth operations; or
•	to put in place with one or several providers of investment services acting independently a liquidity agreement compliant with a code of practices (“charte de déontologie”) recognized by the AMF.

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

A delegation to the Board of Directors is expected to be given by the Annual Shareholders’ Meeting to be held on May 12, 2006 to repurchase up to 10% of our share capital. The purchase price may not exceed €50 per share, subject to adjustment for changes in our share capital and except in certain limited circumstances, including where securities are issued by way of payment or exchange, particularly in connection with external-growth operations. This authorization is valid for 18 months as

136 2005 FORM 20-F – THOMSON GROUP

Back to Contents

of May 12, 2006. This authorization cancels and replaces the authorization given on May 10, 2005. For more information on the Company’s share repurchase program, see Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital—Share Repurchase Program”.

The share repurchase program that was approved by the Shareholders’ Meeting held on May 10, 2005 authorized the Board of Directors to decide upon the acquisition of shares of the Company representing a maximum of 10% of its share capital, pursuant to articles L. 225-209 to L. 225-212 of the French Commercial Code. This authorization was effective for 18 months and replaced the previous authorization granted by the Shareholders’ Meeting held on May 7, 2004. The note d’opération relating to this share repurchase program received visa number 05-0422 dated May 19, 2005 from the AMF.

Trading in our own shares

Pursuant to European and AMF regulations, Thomson may not trade in its own shares for the purpose of manipulating the market. Pursuant to these regulations, trades that do not comply with the following requirements are prohibited:

•

the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venues where the purchase is carried out;

•

when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid; and

•

the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

In addition, in order to benefit from the exemption provided by the European and AMF regulations, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•	selling of its own shares for the duration of the program;
•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities;
•	trading during a 15-day period before the date on which the company makes it consolidated, annual, interim and quarterly financial statements public.

However, these requirements do not apply if:

•	the issuer has in place a time-schedule share repurchase program; or
•

the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.

Pursuant to the general regulation of the AMF and its instruction, Thomson must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on its website and the AMF website, no later than the seventh trading day following the date of execution of any such transactions.

Thomson has established “black-out periods” during which shares must not be sold or purchased by Thomson. These periods include half-year “black-out periods” from June 25 to the second business day following the announcement of the first half results and from December 25 to the second business day following the announcement of the full year results. Thomson has also established quarterly “black-out periods” from March 25 to the second business day following the announcement of the first quarter sales and from September 25 to the second business day following the announcement of the third quarter sales.

2005 FORM 20-F – THOMSON GROUP 137

Back to Contents

C — Material Contracts

For a discussion of the Combination Agreement that we have entered into with TCL in connection with establishing TTE and certain related arrangements entered into in connection therewith, see Item 4: “Information on the Company—Business Overview—Displays and CE Partnerships—CE Partnerships.”

D — Exchange Controls and Other Limitations Affecting Security Holders

Ownership of shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions as described above in “—Memorandum and Articles of Association”.

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

Taxation of Dividends on Shares

The term “dividends” used in the following discussion means dividends within the meaning of the relevant income tax treaties where applicable, or, where not defined by such treaties, within the meaning of French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

Prior to December 31, 2004, shareholders resident in France (“French Resident Holders”) who received a dividend were, under certain circumstances, entitled to a tax credit (“avoir fiscal”). Such avoir fiscal was, subject to certain conditions, transferred to certain non-French tax residents receiving dividends from a French company. As a result of the 2004 French Finance Law (the “Finance Law”), which reformed the taxation of dividends and repealed this avoir fiscal, French Resident Holders who are individuals and who receive dividends are taxed on 50% of the amount of the dividends received and, in addition, are entitled to a new tax credit (“crédit d’impôt”) equal to 50% of the amount

138 2005 FORM 20-F – THOMSON GROUP

Back to Contents

of dividends they received. The crédit d’impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder.

Under French domestic law, shareholders who are not resident of France for tax purposes (“Non-French Resident Holders”) are not eligible to the benefit of this crédit d’impôt. Non-French Resident Holders are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends.

However, non-resident individual shareholders who benefit from a tax treaty which provides for the refund of the avoir fiscal may be entitled to the refund of the crédit d’impôt (less applicable withholding tax). Qualifying Non-French Resident Holders may also be eligible for reduced rate of French withholding tax (generally to 15%, 5% or 0%) under the applicable tax treaty.

The following countries and Territoires d’Outre-Mer and other territories have entered into tax treaties with France under which tax residents of such countries and territories may, under certain conditions, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Non-French Resident Holders should consult their own tax advisors in order to determine the effect of the relevant tax treaty provisions (if any), the consequences of the Finance Law, and the applicable procedures in respect of the Administrative Guidelines, in light of such holders’ particular circumstances.

Australia	Japan	Norway
Austria	Latvia	Pakistan
Belgium	Lithuania	Saint-Pierre-et-Miquelon
Bolivia	Luxembourg	Senegal
Brazil	Malaysia	Singapore
Burkina Faso	Mali	South Korea
Canada	Malta	Spain
Estonia	Mauritius	Sweden
Finland	Mayotte	Switzerland
Gabon	Mexico	Togo
Ghana	Namibia	Turkey
Iceland	The Netherlands	Ukraine
India	New Caledonia	United Kingdom
Israel	New Zealand	United States of America
Italy	Niger	Venezuela
Ivory Coast

The Administrative Guidelines set the requirements under which Non-Resident Holders may obtain a reduction or an elimination of the French withholding tax under an income tax treaty. A reduction or elimination at the time of payment (i.e., at source) will only be granted (i) to those Non-French Resident Holders that may qualify for the so-called “simplified” procedure, and (ii) to a certain extent, those Non-French Resident Holders whose identity and tax residence are known to the French paying agent of the dividends (within the meaning of the Administrative Guideline).

Under the “simplified” procedure, Non-French Resident Holders are required to provide, before the dividend payment date, the financial institution managing their securities account and the paying agent, with a certificate of residence conforming with the template attached to the Administrative Guidelines. The

2005 FORM 20-F – THOMSON GROUP 139

Back to Contents

certificate of residence must be certified by the tax authority of the Non-French Resident Holder’s country of residence, in compliance with the requirements provided by the Administrative Guideline.

Where the Non-French Resident Holder’s identity and tax residence are known to the French paying agent, the latter may apply the reduction or elimination of the withholding tax rate to dividends it pays to such Non-French Resident Holders without obtaining a certificate of residence.

Non-French Resident Holders eligible for treaty benefits who are not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent may obtain a reduction or elimination of the withholding tax under the so-called “standard” procedure. Under the “standard” procedure, the French paying agent withholds the entire tax and the Non-French Resident Holder may apply for a partial or total refund by filing the appropriate form duly completed in compliance with the provisions set out in the Administrative Guidelines. The withholding tax refund, if any, is ordinarily paid within 12 months of the filing, but not before January 15 of the year following the calendar year in which the related dividend is paid.

Taxation on Sale or Other Disposition of Shares

Subject to more favourable provisions of any relevant double tax treaty, Non-French Resident Holders who do not hold shares in connection with a permanent establishment in France or with the conduct of a business or profession in France, and have held no more than 25% of our dividend rights (bénéfices sociaux), directly or indirectly, alone or with relatives at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of our shares.

A 1.1% registration duty (subject to a maximum of €4,000 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if such written agreement is executed outside France.

Estate and Gift Tax

France imposes estate and gift tax on shares of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit. Prospective investors should consult their own advisors concerning the applicability of French estate and gift tax in their particular case and the availability of, and the conditions for claiming exemptions under, such a treaty.

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

Taxation of U.S. Investors

This section describes the material United States federal income tax consequences and French tax consequences to U.S. holders, as defined below, of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section may not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;
•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
•	a tax-exempt organization;
•	a life insurance company;
•	a person liable for alternative minimum tax;
•	a person that actually or constructively owns 5% or more of the voting stock or the share capital of Thomson;

140 2005 FORM 20-F – THOMSON GROUP

Back to Contents

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or
•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
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

Taxation of Dividends

French Taxation

As discussed in more detail under “—French Taxation,” dividends paid by French companies to Non-French Resident Holders generally are subject to French withholding tax at a 25% rate. Such Non-French Resident Holders were generally not eligible for the benefit of the avoir fiscal and will not be eligible for the crédit d’impôt.

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

As discussed in more detail under “—French Taxation,” U.S. holders who are eligible for benefits under the Treaty and who receive dividends may be entitled to the crédit d’impôt equal to 50% of the dividends with an overall annual cap of €230 or €115, depending on the marital status of the individual.

French Procedure to Claim Treaty Benefits

Under the Treaty, the rate of the withholding tax will be reduced to 15%, provided that certain requirements are satisfied.

The requirements provided by the Administrative Guidelines and referred to in more detail under “—French Taxation” above apply to a U.S. holder, although the U.S. Internal Revenue Service (the “IRS”) is not required to certify the certificate of residence, provided that (i) the U.S. holder provides the U.S. financial institution managing such holder’s securities account a certificate of residence conforming with the template attached to the Administrative Guideline and (ii) the U.S. financial institution managing the U.S. holder’s securities account in the United States certifies to the French paying agent that the U.S. holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certification by the U.S. financial institution managing the U.S.

2005 FORM 20-F – THOMSON GROUP 141

Back to Contents

holder’s securities account in the United States is not obtained, the Internal Revenue Service should certify the abovementioned certificate of residence and, upon certification, the U.S. Holder should furnish it to the French paying agent.

Where the U.S. holder’s identity and tax residence are known to the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such U.S. holder even if the U.S. holder does not comply with the requirements set forth in the preceding paragraph.

In all cases, application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative Guidelines are duly sent to the paying agent before the dividend payment date.

A U.S. holder that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld that were in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on form RF 1A EU-No. 5052 certified by the U.S. financial institution managing the U.S. holder’s securities account before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines. Any French withholding tax refund is generally expected to be paid within twelve months from the filing of form RF 1A EU-No. 5052. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of the form RF 1A EU-No. 5052, together with instructions, are available from the U.S. Internal Revenue Service. Certificates of residence mentioned in the Administrative Guidelines may also be available from the U.S. Internal Revenue Service and the French Centre des impôts des non-résidents at 9, rue d’Uzès, 75094 Paris Cedex 2, France. Information regarding the identity and address of the paying agent will be available from the Company.

U.S. Pension Funds and other tax-exempt entities created and operating their activities in accordance with the provisions of Sections 401(a), 403(b), 457 or 501(c) (3) of the Code are subject to the same general filing requirements except that, in addition, they have to provide a certificate issued by the IRS or any other document stating that they have been created and are operating their activities in accordance with the provisions of the above-mentioned Sections of the Code. This certificate must be provided only once after the first application for the 15% withholding tax rate at source and at the specific request of the French Tax Authorities.

Similarly, regulated companies such as RICs, REITs and REMICs (“Regulated Companies”) will have to send to the financial institution managing their securities account a certification from the IRS indicating that they are classified as a Regulated Company under the relevant sections of the Code. This certification must be produced each year.

The Depository is obligated to provide certificates of residence together with instructions to all U.S. holders of ADRs registered with the Depository. The Depository is also obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. holders to benefit from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made in 2005 to U.S. holders who are individuals, the refund of the crédit d’impôt, in accordance with the procedures established by the French tax authorities. To affect such benefit, recovery and/or refund, the Depository is obligated to advise such U.S. holders to return the relevant form and certificate to it properly completed and executed. The Depository is obligated to cause properly completed forms and certificates to be filed with the appropriate French tax authorities. Additionally the Depository is obligated to transfer to the U.S. holders any resulting remittance as soon as practicable in U.S. dollars.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes and including any crédit d’impôt to which you may be entitled

142 2005 FORM 20-F – THOMSON GROUP

Back to Contents

under the Treaty). You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a noncorporate U.S. holder before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by Thomson with respect to the shares or ADSs will generally be qualified dividend income.

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

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Refer to the caption “—Taxation of Dividends— French Procedure to Claim the Treaty Benefits” above for the procedures for obtaining a tax refund.

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

2005 FORM 20-F – THOMSON GROUP 143

Back to Contents

so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

Passive Foreign Investment Company Status

We believe that our shares and ADSs should not be treated as stock of a PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to become a PFIC, the tax treatment of distributions on our shares or ADSs and of any gains realized upon the disposition of our shares or ADSs may be less favourable than as described herein. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you hold shares or ADSs.

F — Documents on Display

Thomson files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Thomson files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of the Company’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission website at http://www.sec.gov and from certain commercial document retrieval services. Thomson’s website at http://www.thomson.net includes information about our businesses and also includes recent press releases and other publications of Thomson. You may also read and copy any document the Company files with the Securities and Exchange Commission at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Thomson’s financial market risks are managed centrally by its corporate treasury department in France. The corporate treasury has reporting to it one regional treasury department in Indianapolis, United States. The treasury department is part of the corporate finance department and reports to the Chief Financial Officer. Total staffing of treasury is 14 persons.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, Executive Committee and Audit Committee of the Board of Directors via various reports showing the Company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

Thomson faces financial market risks primarily due to exchange rate fluctuations, interest rate fluctuations, stock price fluctuations and liquidity risk. To reduce interest rate and currency exchange rate risk, to the extent possible, we enter into hedging transactions. To reduce liquidity risk we put in place various long-term and committed financings.

With regard to derivative instruments, our policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit us or our subsidiaries to take speculative market positions. We may also use derivatives to reduce our exposure to stock price fluctuations of certain of our investments in listed companies.

In order to reduce our exposure to interest rate and currency fluctuations, we use interest rate and exchange rate derivative instruments in accordance with market conditions and within

144 2005 FORM 20-F – THOMSON GROUP

Back to Contents

the framework of procedures established by us. All interest rate transactions are executed centrally by the corporate treasury department in France. Foreign exchange transactions are carried out, depending on local regulations or to permit practical access to the market, either by the corporate treasury department in France or by the U.S. regional treasury for Mexican peso transactions.

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties. Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information on our counterparties, see Note 25(e) to our consolidated financial statements.

Liquidity risk is also managed centrally by the corporate treasury department in accordance with financial policies approved by the Chief Financial Officer and Executive Committee. All long-term and committed financings are carried out by the corporate treasury department in France.

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

If the euro increases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euro of our non-euro assets, liabilities, revenues and expenses, even if the value of these items has not changed in their original currency. For more information on our translation of exchange rates, see “Translation of foreign currency transactions” in Note 3 to our consolidated financial statements.

Our main translation risk concerns the sales and income of our subsidiaries that report in U.S. dollars as well as our investments in these subsidiaries. Our policy is not to hedge these exposures due to the long-term nature of our investments in foreign subsidiaries. Our principal foreign investment is the shares we hold in our U.S. subsidiary, Thomson Inc., the net book value of which was €1,793 million at December 31, 2005. The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet. For more information regarding the sensitivity of our activities to fluctuations of the U.S. dollar/euro exchange rate, see Note 25(b) to our consolidated financial statements.

Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2005 were the U.S. dollar, Chinese yuan, Japanese yen, British pound, Canadian dollar, Mexican peso, Singapore dollar, Hong Kong dollar and Polish zloty.

In order to reduce the currency exposure on commercial transactions, our subsidiaries seek to denominate their costs either in the same currencies as their sales or in specific cases in currencies that we believe are not likely to increase in value compared with the currencies in which sales are made. Our policy is for our subsidiaries to report regularly their projected foreign currency needs and receipts to the corporate treasury department, which then reduces the overall exposure by netting purchases and sales in each currency on a global basis. Exposures that remain after this process are hedged with banks using foreign currency forward contracts and occasionally foreign currency options. These hedges are recorded as cash flow hedges under IFRS, as described further under “Derivatives” in Note 2 to our consolidated financial statements.

2005 FORM 20-F – THOMSON GROUP 145

Back to Contents

For our products with a short business cycle, our policy is to hedge on a short-term basis up to six months. For our products and services which are sold on a longer-term basis and in particular our Licensing activities we may hedge for periods greater than six months.

In most cases, our corporate treasury department will hedge the full amount of our estimated net exposure with banks, thereby eliminating the currency risk. In exceptional cases in which it anticipates a favourable currency exchange rate movement, the corporate treasury department may leave a portion of our estimated exposure unhedged.

Financial Exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the corporate treasury department to the extent practicable. In order to balance the currencies that the corporate treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2005, these swaps were primarily undertaken to swap euros, both deposited internally with and borrowed externally by our corporate treasury, against U.S. dollars lent out by our corporate treasury department.

Thomson’s $500 million convertible bond issued to Silver Lake Partners has a conversion option which is recorded at fair value in the line “Derivative financial instruments” in our balance sheet, with changes in fair value recorded in financial result. The fair value of the option depends largely on the underlying share price and volatility, but because the option is denominated in U.S. dollars there is also a currency exposure. For more information on this bond and its conversion option, see Notes 23 and 24.2 to our consolidated financial statements.

Impact on Thomson of Exchange Rate Fluctuations

The majority of our net sales as well as a significant portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Services and Systems & Equipment divisions. As a result, the fluctuations of the U.S. dollar/euro exchange rate have a significant translation impact on our revenues and to a lesser extent on our profit from continuing operations and before tax and financial result.

In 2005, the exchange rate fluctuations had a positive translation impact of €40 million on our revenue and of €1.3 million on our profit from continuing operations and before tax and finance results, following a 15% increase in the U.S. dollar/euro rate over the year 2005. We estimate that this sensitivity has not significantly changed since the end of 2005. As described above, we do not hedge this translation exposure. For more information regarding the sensitivity of our revenue, profit from continuing operations and finance results and cumulative translation adjustments in shareholders’ equity to fluctuations of the U.S. dollar/euro exchange rate, see Note 25(b) to our consolidated financial statements.

Further, exchange rate fluctuations on our commercial exposures also impact our revenues and profit from continuing operations and before tax and financial result. The impact, however, is significantly less than the translation impact. For our revenues, the impact on commercial exposures is less important than the translation impact because 75-80% of the sales of our subsidiaries are in their domestic currency.

In addition, the two main commercial exposures are our European Licensing activities’ receipts in U.S. dollars and purchases in U.S. dollars of products made in Asia by our European entities. The effects of these exposures partially compensate each other.

Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2005, shown by maturity dates and calculated based on the applicable forward rate in each contract.

146 2005 FORM 20-F – THOMSON GROUP

Back to Contents

At December 31, 2005	2006	2007	2008	2009	Thereafter

	(in € millions)
Commercial transactions
Forward purchases:
Euro	646	—	—	—	—
U.S. dollar	459	—	—	—	—
Polish zloty	104	—	—	—	—
Mexican peso	12	—	—	—	—
British pound	12	—	—	—	—
Singaporean dollar	30	—	—	—	—
Hong Kong dollar	30	—	—	—	—
Other currencies	18	—	—	—	—

Total	1,311	—	—	—	—

Forward sales:
Euro	504	—	—	—	—
U.S. dollar	572	—	—	—	—
Polish zloty	118
British pound	58	—	—	—	—
Japanese yen	14	—	—	—	—
Canadian dollar	11	—	—	—	—
Singaporean dollar	16	—	—	—	—
Other currencies	19	—	—	—	—

Total	1,312	—	—	—	—

Currency options
Option purchases:
Euro	75	—	—	—	—

Total	75	—	—	—	—

Option sales:
U.S. dollar	74	—	—	—	—

Total	74	—	—	—	—

Financial transactions
Forward purchases:
Euro	584	—	—	—	—
U.S. dollar	132	—	—	—	—
British pound	133	—	—	—	—
Other currencies	43	—	—	—	—

Total	892	—	—	—	—

Forward sales:
U.S. dollar	535	—	—	—	—
Euro	309	—	—	—	—
Other currencies	53	—	—	—	—

Total	897	—	—	—	—

2005 FORM 20-F – THOMSON GROUP 147

Back to Contents

For information on our currency hedging instruments as of December 31, 2005 and 2004 and the mark-to-market value of related currency swaps, see Notes 23 and 25(a) to our consolidated financial statements.

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

In accordance with our corporate policies and procedures, the corporate treasury department manages our financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions. In 2005, our average financial debt amounted to €2,247 million, on average 71% at floating rates, meaning interest rates that are fixed for a period of less than one year, taking into account interest rate hedging operations. Our average deposits in 2005 amounted to €952 million, 100% of which were at floating rates. In 2004, our average financial debt amounted to €2,302 million, on average 30% at floating rates, taking into account interest rate hedging operations, and our average deposits amounted to €1,532 million, 100% at floating rates. Our use of floating rates increased in 2005 to 71% of our average financial debt from 30% in 2004, due primarily to the Group entering into various U.S. dollar-denominated interest rate swaps in 2005 at floating rates, as well as the Group’s issuance of French commercial paper in 2005 at floating rates. See Note 25(c) to our consolidated financial statements for more information about our exposure to floating and fixed interest rates.

The table below presents the periods for which the interest rate of our interest rate sensitive assets and liabilities are fixed. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at December 31, 2005.

	Amounts at December 31, 2005 with interest rate fixed for the following periods

	Less than 1 year	1 year to 5 years	Greater than 5 years

	(in € millions)
Convertible bonds	(683)	(388)	—
Other non-current debt	(67)	(85)	(318)
Current debt (excluding the current component of convertible bonds)	(781)	—	—
Total Debt	(1,531)	(473)	(318)
Deposits	996	—	—
Net positions before hedging	(535)	(473)	(318)
Interest rate hedging	(392)	81	311
Net positions after hedging	(927)	(392)	(7)

In 2005, applying a 1% point variation in interest rates to the less than one year net position would have a maximum annual net impact of approximately €6 million.

For further information regarding our financial debt and interest rate exposure, please refer to Notes 24 and 25, to our consolidated financial statements.

148 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Interest Rate Hedging Cash Flows

The table below provides an indication of the estimated future cash flows existing as of December 31, 2005 from our non-current debt as well as from our interest rate hedging instruments and the related hedged assets and liabilities. These cash flows are calculated based, as applicable, on the market interest rates and on the applicable spot currency exchange rates at December 31, 2005 and are the estimated interest flows until maturity of the transaction.

At December 31, 2005	2006	2007	2008	2009	2010	Thereafter

	(in € millions)
Interest-rate swaps
Fixed rates:
Lender (rates of Senior Notes)	19.1	19.1	19.1	19.1	19.1	41.1
Floating rates:
Borrower (3 month LIBOR)	(17.2)	(17.2)	(17.2)	(17.2)	(17.2)	(38.6)
Borrower (6 month £-LIBOR)	(2.8)	(2.8)	(2.8)	(2.8)	(2.8)	(5.5)

Total interest-rate swaps	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)	(3.0)

Non-current debt
Fixed rate	(32.7)	(32.7)	(32.7)	(32.6)	(35.3)	(43.7)
Floating rates (3 month LIBOR)	(2.8)	(2.8)	(2.8)	(2.5)	(2.5)	(0.8)

Total non-current debt	(35.5)	(35.5)	(35.5)	(35.1)	(37.8)	(44.5)

For information on our interest rate exposure and a more detailed description of interest rate transactions, including certain interest rate swaps, see Note 25 to our consolidated financial statements.

Liquidity Situation

In order to assure a continued uninterrupted access to the financial markets at attractive conditions and to protect against market liquidity shortages we maintain prudent credit policies which include:

•	keeping a moderate level of net debt to equity;
•	maintaining at all times strong cash flow to debt and interest coverage ratios;
•	having sufficient liquidity available including committed back-up credit facilities; and
•	financing with a significant portion of long term debt.

In July 2002, Standard & Poor’s (“S&P”) announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook. In November 2005, S&P modified its outlook from stable to negative. In March 2006, S&P downgraded the long-term rating to BBB with negative outlook and the short-term rating to A-3. S&P also downgraded the rating of our deeply subordinated bonds from BBB- to BB+. In October 2004, Moody’s assigned a long-term issuer rating to Thomson of Baa1 with a stable outlook. In March 2006, Moody’s downgraded this rating to Baa2 with a negative outlook. In addition, Moody’s also downgraded its rating of our deeply subordinated bonds issued in September 2005 to Ba1 from Baa3. For additional discussion on our evolving liquidity position and outlook for 2006, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

2005 FORM 20-F – THOMSON GROUP 149

Back to Contents

The table below summarizes our liquidity situation at December 31, 2005.

	Type of interest rate	Amount	Drawn at December 31, 2005		First maturity	Existence of hedges (1)

		(in € millions)
Convertible bond (non-current portion)	fixed	376	376		Sept. 16, 2008(2)	No
Senior notes	fixed	392	392		June 30, 2010	Yes(3)
Convertible bond	fixed	12	12		Jan. 1, 2008	No
Other non-current debt	various	78	78		Various	No
Current portion of conv. bonds	fixed	683	683		Jan. 1, 2006	No
Other current debt	floating	781	781		0 to 3 months	Yes(4)

TOTAL DEBT		2,322	2,322

Available cash and deposits(5)	floating	996	—		0 to 1 month	No
Committed credit facility	floating	1,750	—	(6)	June 22, 2010	No

TOTAL LIQUIDITY		2,746	0

______________
(1)	Interest rate hedges covering debt instrument or credit facility.
(2)	Date of investor put; normal maturity of this convertible bond is 2010.
(3)	€392 million swapped to floating rate.
(4)	Interest rate caps.
(5)	Cash and deposits less blocked deposits except deposits guaranteeing debt.
(6)

Although not drawn, this facility serves as back-up to our French commercial paper program, of which €528 million of was outstanding at December 31, 2005 and included in the line “Other current debt” in the table above.

Two of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings comprise the senior notes issued in private placements to institutional investors for a total amount of €392 million and a €46 million Mexican capital lease, which are each subject to two financial covenants: (a) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (b) a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2005, Thomson is in compliance with all of these financial covenants. Following a renegotiation in June 2005, our €1.75 billion credit facility is no longer subject to any financial covenants.

In September 2005, Thomson issued a 5.75% (5.85% yield to first call date) €500 million deeply subordinated bond. Because of its perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholders’ equity for the net value received of €492 million (issue price less offering discount and fees). These bonds provide that if there is a change of control and the rating for our senior unsecured obligations is downgraded by one full notch by either Moody’s or S&P such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P, then Thomson may redeem the bond at no penalty. However, should Thomson decide not to redeem, the coupon rate increases by 5 percentage points.

For a more detailed description of Thomson’s borrowings (including an analysis by nature and a description of convertible bonds, debt due to financial institutions, our French commercial paper program and the main features of our borrowings), see Note 24 to our consolidated financial statements. For further information on the fair value of our liabilities, refer to Note 25(f) to our consolidated financial statements. See also Note 25(c) to our consolidated financial statements for information on the average interest rates of our debt for each of the years 2004 and 2005.

150 2005 FORM 20-F – THOMSON GROUP

Back to Contents

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

For a tabular presentation of the fair value of our derivative financial instruments as of December 31, 2005, see Note 23 to our consolidated financial statements. See also Note 25(f) to our consolidated financial statements information on the fair value of our assets and liabilities, as well as Note 16 to our consolidated financial statements for information on the fair value of our available-for-sale assets. For other information on our borrowings and our financial instruments and market-related exposures, see Notes 24 and 25 to our consolidated financial statements, respectively.

Risk of share price variation

On March 31, 2006, Thomson held 15,417,268 treasury shares (including 3,623,828 shares to be delivered in connection with the acquisitions of Inventel and Cirpack) representing approximately 5.7% of the capital stock. These shares have been acquired since October 25, 2004 at an average price of €18.65. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated income statement. In the event of a disposal of such shares, the effect on the consolidated accounts would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €16.29 (share price as of March 31, 2006), the effect on the Group’s consolidated accounts would be an increase in cash of €251.1 million, with a corresponding increase in shareholders’ equity of the same amount.

A decrease of 10% of the share price in the event of such sale would have the effect of increasing the cash received by only €226 million, with the Group’s shareholders’ equity increasing by the same amount. In Thomson’s statutory accounts, a decrease of 10% in the share price compared to the share price as of March 31, 2006, €16.29 would have the effect of decreasing by €25.1 million the net book value of the treasury shares, which are classified as financial assets in the balance sheet, with a corresponding depreciation in financial investments in the income statement.

Thomson’s $500 million convertible bond issued to Silver Lake Partners has a conversion option which is recorded at fair value in the line “Derivative financial instruments” in our balance sheet with changes in fair value recorded in financial result. The fair value of the option depends largely on the underlying share price and volatility. For more information on this bond and its conversion option, see Notes 23 and 24.2 to our consolidated financial statements.

In addition, Notes 14 and 16 of our consolidated financial statements presents certain information including the net book value of the Group’s investments in listed and non-listed securities, constituting investments in associates and investments and financial assets available for sale. As of December 31, 2005, the net book value of the equity securities held by the Group amounted to €341 million.

In addition to the risk of share price variation on Thomson’s shares, we are exposed to risk associated with shares held in TCL Multimedia Holdings (see Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment test of our equity investment in TCL Multimedia”) and Videocon Industries. These equity investments have substantially increased the Company’s risk exposure to share

2005 FORM 20-F – THOMSON GROUP 151

Back to Contents

price variation. As a result, if the share prices of either or both of these investments decrease over a fiscal year period, the Group may have to recognize impairments on such investments in accordance with its accounting policy described in Item 5: “Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment test of our equity investment in TCL Multimedia”. The potential recognition of an impairment would adversely affect the Group’s share of profit/(loss) from associates in its consolidated statement of operations, leading to a reduction in the Group’s net income.

As described in Note 25 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information relating to marketable equity instrument hedging, see Note 23 to our consolidated financial statements.

ITEM 12 –  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

152 2005 FORM 20-F – THOMSON GROUP

Back to Contents

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

The directors, the Chief Executive Officer and the Chief Financial Officer consider that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. The Group’s management is required to apply judgment in evaluating the risks facing the Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materializing, in identifying the Group’s ability to reduce the incidence and impact on the business of risks that do materialize and in ensuring the costs of operating particular controls are proportionate to the benefit.

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2005.

2005 FORM 20-F – THOMSON GROUP 153

Back to Contents

There occurred no changes in our internal control over financial reporting during the fiscal year 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that two members of our Audit Committee, Éric Bourdais de Charbonnière and Paul Murray, are audit committee financial experts as defined in Item 16A of Form 20-F. Mr. Bourdais de Charbonnière and Mr. Murray are “independent” members of the Board of Directors in accordance with the NYSE listing standards applicable to Thomson.

ITEM 16.B – CODE OF ETHICS

In December 2005, Thomson has adopted a financial code of ethics that applies to its chief executive officer, chief financial officer, chief accounting officer and the financial and accounting officers for its principal activities and divisions. This code does not replace or substitute existing or planned global ethics charters within the Group. A copy of this financial code of ethics is available on our website at www.thomson.net.

154 2005 FORM 20-F – THOMSON GROUP

Back to Contents

ITEM 16.C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant Fees and Services

	Mazard & Guérard		Barbier Frinault & Autres (Ernst & Young)

	2004	2005	2004	2005

	(in thousands of euros)
Audit Fees	2,478	2,165	10,487	8,828
Audit-Related Fees	763	191	3,543	2,194
Tax Fees	19	0	452	210
Other Fees	1,104	0	1,924	1,270

TOTAL	4,364	2,356	16,406	12,502

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

2005 FORM 20-F – THOMSON GROUP 155

Back to Contents

All requests or applications for services to be provided by the Independent Registered Public Accounting Firm that do not require specific pre-approval by the Committee will be submitted to the Vice President, internal audit and must include a detailed description of the services to be rendered. The Vice President, internal audit and the Independent Registered Public Accounting Firm then determine jointly whether such services are included within the list of services that have received policy pre-approval of the Committee and whether their performance and their policy pre-approval is consistent with the SEC’s and French rules on auditor independence, and will inform the Committee promptly of any such services rendered or to be rendered by the independent auditor.

Requests or applications to provide services that require specific pre-approval by the Committee will be submitted to the Committee by both the independent auditor and the Vice President, internal audit, and includes a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

During 2005, no audit-related fees, tax fees or other non-audit fees were approved by the Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16.D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

156 2005 FORM 20-F – THOMSON GROUP

Back to Contents

ITEM 16.E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

Period	Total number of shares purchased	Average price per share (in €)	Total Number of Shares Purchased as part of publicly announced plans or programs (1)	Maximum Number of Shares that may yet be purchased under the plans or programs (1)

January 2005	1,429,998	18.43	1,429,998	21,743,792
February 2005	0	0	0	21,743,792
March 2005	383,000	20.90	383,000	21,360,792
April 2005	1,500,735	19.27	1,500,735	19,860,057
May 2005	693,000	19.44	693,000	22,592,952
June 2005	620,000	20.29	620,000	21,972,952
July 2005	1,380,000	19.37	1,380,000	20,592,952
August 2005	3,761,000	18.97	3,761,000	16,831,952
September 2005	4,043,072	18.12	4,043,072	12,788,880
October 2005	450,000	16.22	450,000	12,338,880
November 2005	1,000,000	16.99	1,000,000	11,338,880
December 2005	365,513	17.96	365,513	10,973,367

Total Full Year 2005	15,626,318	18.65	15,626,318	10,973,367

______________
(1)

Thomson’s share repurchase plan was initially authorized by the Annual Shareholders’ Meeting of May 7, 2004, and the prospectus (Note d’information) related thereto was approved by the AMF under visa No. 04-0263 on April 8, 2004. This share repurchase plan was renewed by the Shareholders’ Meeting of May 10, 2005, and the prospectus (Note d’information) related thereto was approved by the AMF under visa No. 05-0422 on May 19, 2005. This authorization expires on November 10, 2006. The authorization limits the Company’s purchase of shares in the following manner: (a) the number of shares that the Company may buy during the term of the share repurchase plan may not exceed, at any time, 10% of the Company’s share capital, this percentage applying to capital adjusted to reflect potential issuances subsequent to May 10, 2005, and (b) the number of shares that the Company can hold at any time may not exceed 10% of the Company’s share capital. See Item 7: “Major Shareholders and Related Party Transactions—Share Repurchase Program” for more information on the repurchase program proposed to shareholders for authorization on May 12, 2006.

2005 FORM 20-F – THOMSON GROUP 157

Back to Contents

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

The following consolidated financial statements and related notes, together with the report of the Independent Auditors, are filed as part of this Annual Report:

As a result of Thomson’s holding in TCL Multimedia Technology Holdings meeting the requirements of SEC Rule 3-09 under Regulation S-X (“SEC Rule”) for the provision of separate audited financial statements in 2005, the audited financial statements for the year 2005 in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) with a narrative description of main differences between Hong Kong GAAP and U.S. GAAP and the unaudited financial statements for the year 2004 under Hong Kong GAAP of TCL Multimedia Technology Holdings will be filed as an amendment to this Annual Report on or before June 30, 2006, as required by the SEC Rule.

TCL Multimedia Technology Holdings is a public company with shares listed on the Hong Kong Stock Exchange (“HKSE”). Pursuant to the listing rules of the HKSE, TCL Multimedia Technology Holdings prepares audited consolidated financial statements in accordance with accounting principles generally accepted in Hong Kong, which are available to the public on the HKSE’s website at www.hkex.com.hk (but are not incorporated by reference herein).

158 2005 FORM 20-F – THOMSON GROUP

Back to Contents

ITEM 19 - EXHIBITS

The following exhibits are filed as part of this Annual Report:

•	Exhibit 1: Bylaws of Thomson (Incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on April 22, 2005)
•

Exhibit 4: Combination Agreement among TCL, TCL international Holdings Limited and Thomson S.A., dated as of January 28, 2004 (Incorporated by reference to Exhibit 4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

•	Exhibit 8: Subsidiaries (Refer to Note 39 to our consolidated financial statements)
•	Exhibit 12.1: Chief Executive Officer Certification
•	Exhibit 12.2: Chief Financial Officer Certification
•	Exhibit 13.1: Chief Executive Officer Certification
•	Exhibit 13.2: Chief Financial Officer Certification
•	Exhibit 14: Consent of Barbier Frinault & Autres (Ernst and Young) and of Mazars & Guérard
•	Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 20, 2006

2005 FORM 20-F – THOMSON GROUP 159

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON
By:	/s/ Frank E. Dangeard

Frank E. Dangeard Chairman and Chief Executive Officer

Dated: May 12, 2006

160 2005 FORM 20-F – THOMSON GROUP

Back to Contents

Thomson Consolidated Financial Statements

2005 FORM 20-F – THOMSON GROUP 161

[This page intentionally left blank]

162 2005 FORM 20-F – THOMSON GROUP

Back to Index

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of THOMSON

We have audited the accompanying consolidated balance sheets of THOMSON and its subsidiaries («THOMSON») as of December 31, 2005 and 2004 , and the related consolidated statements of operations, cash flows and changes in equity, for each of the years then ended. These financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of THOMSON’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of THOMSON’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of THOMSON as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, March 24, 2006 except for the Note 40 for which the date is May 10, 2006.

BARBIER FRINAULT & AUTRES Ernst & Young Jérôme Guirauden	MAZARS & GUERARD Mazars Thierry de Bailliencourt Frédéric Allilaire

2005 FORM 20-F – THOMSON GROUP F-1

Back to Index

Consolidated Statements of Operations

		Year ended

	Note	December 31, 2005	December 31, 2004

	(in € millions)
Continuing operations:
Revenues		5,691	6,036
Cost of sales		(4,322)	(4,634)
Gross margin		1,369	1,402
Selling, general, administrative expenses and others	(7)	(753)	(732)
Research and development expense	(8)	(234)	(204)
Profit from continuing operations before tax and financial result		382	466

Interest expense		(78)	(2)
Other financial income (expense)		24	(27)
Financial result	(9)	(54)	(29)
Share of profit (loss) from associates	(14)	(82)	(20)
Income tax	(10)	(70)	(93)
Profit (loss) from continuing operations		176	324

Discontinued operations:
Profit (loss) from discontinued operations	(11)	(749)	(885)
Net income (loss)		(573)	(561)

Attributable to
Equity Holders		(574)	(559)
Minority interests		1	(2)

		Year ended

	Note	December 31, 2005	December 31, 2004

	(in euro, except number of shares)
Weighted average number of shares outstanding – basic net of treasury stock (*)		266,539,917	273,646,869
(*) The decrease as of December 2005 is due to the treasury shares acquired in 2005.
Earnings per share from continuing operations attributable to the equity holders of the Group	(31)
- basic		0.64	1.18
- diluted		0.33	1.11
Earnings per share from discontinued operations attributable to the equity holders of the Group
- basic		(2.81)	(3.23)
- diluted		(2.81)	(3.23)
Total earnings per share attributable to the equity holders of the Group
- basic		(2.17)	(2.05)
- diluted		(2.48)	(2.12)

F-2 2005 FORM 20-F – THOMSON GROUP

Back to Index

Consolidated Balance Sheets

	Note	December 31, 2005	January 1, 2005 (1)	December 31, 2004

	(in € millions)
ASSETS
Non-current assets:
Property, plant and equipment	(12)	886	1,051	1,051
Goodwill	(13)	1,756	1,186	1,178
Intangible assets	(13)	1,150	924	924
Investments in associates	(14)	204	260	260
Investments and financial assets available-for-sale	(16)	341	139	113
Derivative financial instruments	(23)	1	11	—
Contract advances	(17)	173	179	179
Deferred tax assets	(10)	379	307	301
Other non-current assets		182	133	136

Total non-current assets		5,072	4,190	4,142

Current assets:
Inventories	(18)	333	503	568
Trade accounts and notes receivable	(19)	1,315	1,232	1,180
Current accounts with affiliated companies		115	143	143
Derivative financial instruments	(23)	9	115	—
Other current assets	(20)	644	483	616
Marketable securities		7	58	58
Cash and cash equivalents	(21)	996	1,845	1,848

Total current assets		3,419	4,379	4,413

Assets classified as held for sale	(11)	369	80	—

Total assets		8,860	8,649	8,555

______________
(1)	Including the first-time application impacts related to IAS 32 and 39 on financial instruments and IFRS 5 on Non-current assets held for sale and discontinued operations.

2005 FORM 20-F – THOMSON GROUP F-3

Back to Index

Consolidated Balance Sheets

	Note	December 31, 2005	January 1, 2005 (1)	December 31, 2004

	(in € millions)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:	(22)
Common stock (273,308,032 shares, nominal value €3.75 per share at December 31, 2005 and December 31, 2004)		1,025	1,025	1,025
Treasury shares		(239)	(55)	(55)
Additional paid in capital		1,771	1,751	1,751
Subordinated perpetual notes		492	—	—
Other reserves		43	89	(23)
Retained earnings		(972)	(323)	(125)
Cumulative translation adjustment		89	(98)	(98)
Shareholders’ equity		2,209	2,389	2,475
Minority interests		7	9	18

Total equity		2,216	2,398	2,493

Non-current liabilities:
Borrowings	(24)	858	1,540	1,597
Reserve for post-employment benefits	(26)	877	760	785
Restructuring provisions	(27)	9	—	—
Derivative financial instruments	(23)	57	122	—
Other provisions	(27)	185	55	55
Deferred tax liabilities	(10)	162	43	37
Other non-current liabilities	(29)	103	129	129

Total non-current liabilities		2,251	2,649	2,603

Current liabilities :
Borrowings	(24)	1,464	1,011	904
Derivative financial instruments	(23)	10	34	—
Reserve for post-employment benefits	(26)	62	65	65
Restructuring provisions	(27)	45	76	76
Other provisions	(27)	77	81	81
Trade accounts and notes payable		1,164	1,199	1,226
Accrued employee expenses		166	158	163
Income tax payable	(10)	47	60	60
Other current liabilities	(29)	750	746	800
Payables on acquisition of companies	(30)	138	84	84

Total current liabilities		3,923	3,514	3,459

Liabilities directly associated with assets classified as held for sale	(11)	470	88	—

Total liabilities, shareholders’ equity and minority interests		8,860	8,649	8,555

- Off-balance sheet commitments	(34)
- Contingencies	(35)
______________
(1)	Including the first-time application impacts related to IAS 32 and 39 on financial instruments and IFRS 5 on Non-current assets held for sale and discontinued operations.

F-4 2005 FORM 20-F – THOMSON GROUP

Back to Index

Consolidated Statements of Cash Flows

		Year ended December 31,

	Note	2005	2004

	(in € millions)
Net Income		(573)	(561)
Profit (Loss) from discontinued operations		(749)	(885)
Profit (Loss) from continuing operations		176	324

Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		442	399
Write-off of assets		29	51
Net changes in provisions, risks and charges		(11)	(39)
Profit / (loss) on asset sales		—	(50)
Interest Income and Expense		78	2
Other including Tax		68	95
Changes in Working Capital and other assets and liabilities		(42)	(82)
Cash generated from continuing operations		740	700
Interest paid		(64)	(35)
Interest received		14	10
Income tax paid		(67)	(120)
Net operating cash generated from continuing activities		623	555
Net operating cash used in discontinued operations (1)		(323)	(125)

Net cash provided by operating activities (I)		300	430

Acquisition of subsidiaries, associates and investments, net of cash acquired	(33)	(470)	(586)
Acquisition of Videocon Industries shares	(33)	(240)	—
Net proceeds from sale of investments		4	42
Proceeds from sale (purchases) of marketable securities		52	(58)
Purchases of property, plant and equipment (PPE)		(192)	(219)
Proceeds from sale of PPE		10	13
Purchases of intangible assets including capitalization of R&D costs		(102)	(67)
Loans (granted to)/reimbursed by third parties		48	17
Net investing cash used in continuing activities		(890)	(858)
Net investing cash used in discontinued operations (1)		(6)	(131)

Net cash used in investing activities (II)		(896)	(989)

Proceeds from issuance of deeply subordinated notes		492	—
Purchase of treasury shares and others (2)		(283)	(58)
Proceeds from issuance of convertible bonds		—	403
Repayments of convertible bonds		(588)	—
Proceeds from borrowings		600	272
Repayments of borrowings		(427)	(540)
Dividends paid to Group shareholders		(77)	(71)
Dividends paid to minority interests		(2)	(3)
Net financing cash generated from continuing activities		(285)	3
Net financing cash used in discontinued operations (3)		12	2

Net cash (used)/provided by financing activities (III)		(273)	5

Net (decrease)/increase in cash and cash equivalents (I+II+III)		(869)	(554)

Cash and cash equivalents at beginning of year		1,848	2,383
Exchange gains/(losses) on cash and cash equivalents		17	19
Cash and cash equivalents at end of year		996	1,848

______________
(1)

The 2005 cash outflow related to discontinued operations amounts to €(317) million (of which €(323) million from operating activities) and is net of cash received for the sale of Thomson’s assets to Videocon for a consideration of €223 million which has been immediately reinvested into Videocon Industries shares for an amount of €240 million.

(2)	Including a valued added tax reimbursement on capital increase fees for €9 million in 2005.
(3)	This amount is net of financing provided by the parent company for repayment of financial debts prior to disposal.

2005 FORM 20-F – THOMSON GROUP F-5

Back to Index

Consolidated Statement of Recognised Income and Expense

	Period ended

	December 31, 2005	December 31, 2004

	(in € millions)
Profit /(loss) for the year	(573)	(561)

Recognition of actuarial gains and losses in equity	(58)	(23)
Fair value gains (losses), gross of tax
- on available-for-sale financial assets	(24)	—
- on cash flow hedges	(11)	—
Currency translation adjustments	190	(97)
Tax effect (*)	—	—

Total income and expense recognized directly in equity	97	(120)

Total recognized income and expense for the year	(476)	(681)

Attributable to
- Equity holders of the parent	(480)	(680)
- Minority interests	4	(1)
______________
(*)	No tax effect due to deferred tax loss situation.

F-6 2005 FORM 20-F – THOMSON GROUP

Back to Index

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Group

	Share capital	Treasury shares	Additional Paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Minority interests	Total equity

	(in € millions)
Balance at December 31, 2003	1,052	(210)	1,938	—	—	500	—	9	3,289
Variations 2004
Total income and expense recognized in equity (*)	—	—	—	—	(23)	—	(98)	1	(120)
Net income (loss) 2004	—	—	—	—	—	(559)	—	(2)	(561)

Total recognized income and expense 2004	—	—	—	—	(23)	(559)	(98)	(1)	(681)

Dividends	—	—	—	—	—	(71)	—	(5)	(76)
Warrants (1)	—	—	12	—	—	—	—	—	12
Treasury shares
- purchased (4,157,010 shares)	—	(74)	—	—	—	—	—	—	(74)
- granted to employees (141,488 shares)	—	2	(2)	—	—	—	—	—	—
- cancelled (7,305,476 shares) (2)	(27)	227	(200)	—	—	—	—	—	—
Stock options granted (3)	—	—	—	—	—	5	—	—	5
Share based payment to employees	—	—	3	—	—	—	—	—	3
Change in perimeter	—	—	—	—	—	—	—	15	15
Balance at December 31, 2004	1,025	(55)	1,751	—	(23)	(125)	(98)	18	2,493

Adoption of IAS 32 and 39	—	—	—	—	112	(198)	—	(9)	(95)
Balance at January 1, 2005	1,025	(55)	1,751	—	89	(323)	(98)	9	2,398

Variations 2005
Total income and expense recognized in equity (*)	—	—	—	—	(93)	—	187	3	97
Net income (loss) 2005	—	—	—	—	—	(574)	—	1	(573)

Total recognized income and expense 2005	—	—	—	—	(93)	(574)	187	4	(476)

Dividends	—	—	—	—	—	(77)	—	(2)	(79)
Issuance of deeply subordinated bonds net of transaction costs (Note 22 (c))	—	—	—	492	—	—	—	—	492
Treasury shares
- purchased (15,626,318 shares)	—	(292)	—	—	—	—	—	—	(292)
- sold (2,352,544 shares)	—	49	—	—	—	—	—	—	49
Fair Value treasury shares to deliver (5)	—	59	—	—	—	—	—	—	59
Carry back on treasury shares	—	—	—	—	10	—	—	—	10
Change in perimeter (6)	—	—	—	—	—	—	—	9	9
Put on shares to minority interests (6)	—	—	—	—	—	—	—	(13)	(13)
Other (4)	—	—	9	—	—	—	—	—	9
Fair value written put cancellation (7)	—	—	—	—	37	—	—	—	37
Unrecognized gain on put sold (7)	—	—	—	—	—	2	—	—	2
Share based payment to employees (Note 28)	—	—	11	—	—	—	—	—	11
Balance at December 31, 2005	1,025	(239)	1,771	492	43	(972)	89	7	2,216
______________
(*)	See details in the “Statement of recognized income and expense” on previous page.
(1)

On September 15, 2004, the extraordinary shareholders meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders that filled certain conditions. As of December 31, 2004, a number of 12,471,369 BASA at €1 each were subscribed. Each BASA give the right to subscribe one Thomson share at €16.

(2)	On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.
(3)

Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement. As per first time adoption of IAS 32 and 39, this commitment was reclassified under financial debt long term and was reevaluated by €3 million, making the underlying long-term debt as of January 1, 2005 equaling €8 million.

(4)	Valued added tax reimbursement on costs incurred on capital increase in 2000.
(5)	This comprises 3,623,828 shares to deliver following Inventel and Cirpack acquisitions (Note 22).
(6)

The variations mainly relate to the acquisition of VCF Thematiques on the year that increase first the minority interest and then a reclassification of the minority interests in borrowings as a put on these minority interests exist.

(7)	See Note 38.5(i) § iv, as the put has not been exercised the debt and the gain on the premium have been cancelled through equity.

2005 FORM 20-F – THOMSON GROUP F-7

Back to Index

Notes to the Consolidated Financial Statements

1	General information

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the entertainment and media industries. Since January 1, 2005, Thomson’s activities have been organized into three principal activities: Services, Systems & Equipments and Technology, plus two further activities regrouping Corporate Functions and its remaining continuing but non-core activities: Displays and Consumer Electronics Partnerships.

In these financial statements, the terms “Thomson group” (formerly the Thomson multimedia group), “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company (formerly Thomson multimedia S.A.).

The financial statements have been approved by the Board of Directors of Thomson S.A. and authorized for issue on February 21, 2006.

According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, convened on May 12, 2006.

2	Summary of significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with all effective International Financial Reporting Standards (IFRS) and are covered by IFRS 1 “First Time Adoption of IFRS”, because they are part of the year covered by Thomson’s first IFRS financial statements for the year 2005. These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations effective as of December 31, 2005 and approved by the European Union as of February 21, 2006.

Comparison between 2004 and 2005 – adoption of standards as of January 1, 2005

The policies set out below have been consistently applied to all the periods presented except for the three following standards for which Thomson has made use of the exemption available under IFRS 1 to only apply these standards from January 1, 2005:

•	IAS 32 and 39 relating to the classification and measurement of financial instruments. The application of these standards prospectively from January 1, 2005 does not allow a full

F-8 2005 FORM 20-F – THOMSON GROUP

Back to Index

consistent comparison between 2005 and 2004 net income. The main impacts of the application of these standards are described in Note 38;
•

IFRS 5 “Non-current assets held for sale and discontinued operations”. However, the 2004 statement of operations has been restated in accordance with IFRS 5 to present on a single line item the net 2004 result of the 2005 discontinued activities.

Early adoption of standards

The Group has applied the following amendments of standards issued by the IASB in 2004/2005 and effective as from January 1, 2006 and approved by the EU as of December 31, 2005 and for which an earlier application was permitted:

•	revised IAS 19 which allows actuarial gains or losses of each year to be booked to equity (which was applied as of January 1, 2004); and
•	revised IAS 39 which authorizes intra-group cash flow hedge under certain conditions. This amendment has been applied as from January 1, 2005, date of application of IAS 32 and 39.

As approved by the EU Commission in the Accounting Regulatory Committee in November 2005, any endorsement made by the European Union and published in the Official Journal before the issuance of the financial statements (before the date the financial statements are signed) may be adopted by the company if early application is permitted. Consequently, the Group has elected to apply earlier IFRIC 6 “Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment (WEEE)” as the European Directive on WEEE applied since 2005 in most European countries where the Group operates.

Standards and interpretations issued, not effective and not applied earlier by Thomson

The following IFRS standards or IFRIC interpretations were issued in previous years but they will be effective at a later date and have not been applied earlier:

•

IFRS 7 “Financial instruments: disclosures” issued by the IASB in August 2005 and endorsed by the European Union in January 2006. IFRS 7 supersedes the disclosure requirements of IAS 32 “Financial Instruments: Presentation and Disclosure”;

•

an amendment to IAS 1 “Presentation of Financial Statements - Capital Disclosures” was issued in 2005 and is effective for annual periods beginning on or after January 1, 2007. This amendment introduces new requirements for disclosures about an entity’s capital. The Group plans to adopt this amendment at its effective date. Its impact is expected at this stage to be limited to disclosures to the financial statements;

•

IFRIC 4 “Determining whether an arrangement contains a lease” was issued in 2004 and is effective for annual periods beginning on or after January 1, 2006. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease (e.g. some take-or-pay contracts) should, nonetheless, be accounted for in accordance with IAS 17 “Leases”. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. The Group plans to adopt this standard at its effective date and is currently assessing the impact of this new standard on the Group’s operations;

•

IFRIC 5 “Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds” was issued in December 2004 and is effective for annual periods beginning on or after January 1, 2006. The Group plans to adopt this standard at its effective date and does not anticipate any significant impact on its financial statements;

2005 FORM 20-F – THOMSON GROUP F-9

Back to Index

•	an amendment to IAS 39 regarding the use of the fair value option issued in 2005 is effective for annual periods beginning on or after January 1, 2006.

The impacts of current IFRS and IFRIC projects are not anticipated in these financial statements.

All figures are presented in millions of euro unless otherwise stated.

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

The Board regularly reviews its valuations and estimates based on its past experience and various other factors, considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities carrying value. The actual results could significantly differ from these estimates depending on different conditions and assumptions.

Accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1 “First-time Adoption of IFRS” sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following options and exemptions provided by IFRS 1:

-	Business combinations

The Group has opted not to restate past business combinations in accordance with IFRS 3 that occurred before January 1, 2004.

-	Cumulative translation differences

The Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments in the opening shareholders’ equity. All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the IFRS transition date but will include later translation differences.

-	Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

According to IFRS 1, cumulative unrecognized actuarial gains and losses on pensions and other post-employment benefit plans as of January 1, 2004 have been recognized in equity in the opening balance sheet. The application of this option has no impact on the method elected by the Group for the

F-10 2005 FORM 20-F – THOMSON GROUP

Back to Index

future accounting of the actuarial gains and losses on employee benefits.

-	Measurement of certain items of tangible and intangible assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date. This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TCL in July 2004. It had a negative impact of €17 million on the opening net equity, which corresponds to the difference between the €128 million of assets carrying value and €111 million fair value.

-	Stock options and other share-based payments

According to IFRS 1, the Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

The following options and exemptions provided by IFRS 1 have not been applied by the Group or are not relevant for Thomson’s activities:

-	Compound financial instruments option, designation of previously recognised financial instruments option and fair value measurement of financial assets or financial liabilities option

Thomson has not used these exemptions provided by IFRS 1 as the Group applies IAS 32 and 39 from January 1, 2005.

-	Assets and liabilities of subsidiaries option and changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment option

Thomson has not applied these options because they were not relevant for Thomson’s activities.

Positions taken by the Group when no specific requirement exists in the IFRS

These positions are linked to issues that are being analyzed by the IFRIC or the IASB.

In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. The Group’s judgment-based interpretations are as follows:

-	Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by IFRS. The accounting treatment of acquisitions of minority interests is included within the proposed amendments to IFRS 3 “Business combinations” published in June 2005 by the IASB. For the time being, without any definitive specific rules, the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

-	Commitments to purchase minority interests (put options)

Pursuant to IAS 27 and IAS 32, commitments to purchase minority interests and put options granted to minority interests are recognized as a financial debt for its fair value and as a reduction in minority interests in equity. Where the fair value of the commitment exceeds the carrying amount of the minority interest, the Group (in the absence of clear guidance from the IASB or IFRIC) records this difference as goodwill, following the principle of the acquisition of minority interests described above.

Pursuant to this initial accounting, any change in the fair value of the commitment is recorded as an adjustment of the amount initially recorded as goodwill.

2005 FORM 20-F – THOMSON GROUP F-11

Back to Index

Scope and consolidation method

(a) Subsidiaries

All the entities that are controlled by the Group (including special purpose entities) i.e. in which the Group has the power to govern the financial and operating policies in order to obtain benefits from the activities, are subsidiaries of the Group and are consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the actual and potential voting rights which are immediately exercisable) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary decisions made by the Group.

Consolidation is also applied to special purpose entities that are controlled, whatever their legal forms are, even where the Group holds no shares in their capital.

Financial statements of consolidated subsidiaries, when prepared in accordance with the generally accepted accounting principles in their country of origin, have been adjusted to IFRS accordingly in consolidation.

(b) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee without having either control or joint control over those policies.

Investments in associates are accounted for under the equity method. The goodwill arising on these entities is included in the carrying value of the investment.

(c) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control.

Investments in joint-ventures are accounted for under the proportionate consolidation method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method.

The acquiree’s identifiable assets and liabilities that meet the IFRS recognition criteria are recorded at their fair values at the acquisition date, except for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

Only the identifiable liabilities satisfying the recognition criteria of a liability or a contingent liability for the acquired company are recorded at the acquisition date when allocating the cost of the business combination. Thus, a restructuring liability is recognized as part of allocating the cost of the combination only if the acquired company has, at the acquisition date, an existing liability for restructuring.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The costs directly attributable to a business combination include costs such as professional fees paid to accountants, legal advisers, valuers and other consultants which help to effect the business combination.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets is recorded as goodwill.

The adjustments of assets and liabilities fair values related to new acquisitions, initially recorded using provisional values (due to external appraisal work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are directly recognized into net result unless they correspond to corrections of errors.

F-12 2005 FORM 20-F – THOMSON GROUP

Back to Index

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Translation of foreign subsidiaries

The financial statements of affiliates for which the functional currency is different from that of the parent company are translated as follows:

•	the assets and liabilities, including the goodwill and the fair value adjustments in the consolidated accounts, are translated into euros at the rate effective at the period end;
•	the revenues and costs are translated into euros at the average exchange rate of the period.

The translation adjustments arising are directly recorded in shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at the balance sheet date. The differences arising on the translation of foreign currency operations (monetary assets and liabilities hedged) are recorded in the income statement as a profit or loss on exchange.

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by reference to the exchange rate at the balance sheet date.

The main exchange rates used for translation (one unit of each foreign currency converted to euros) are summarized in the following table:

	2005		2004

	Closing rate	Average rate	Closing rate	Average rate

US dollar (USD)	0.84331	0.80550	0.73303	0.80173
Pound sterling (GBP)	1.45590	1.46248	1.41365	1.47262
Canadian dollar	0.72546	0.66470	0.60938	0.61882
Hong Kong dollar	0.10877	0.10359	0.09429	0.10294
Polish zloty	0.25917	0.24829	0.24537	0.22155
China Renminbi	0.10453	0.09844	0.08857	0.09686

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

Property, Plant and Equipment (PPE)

All PPE are recognized at cost less any depreciation or impairment loss, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery.

Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and accounting for subsequent expenditure.

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the

2005 FORM 20-F – THOMSON GROUP F-13

Back to Index

straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The amortization costs related to the assets acquired through these contracts are included within the amortization allowances in profit and loss.

Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired affiliate and measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Intangible assets

Intangible assets consist mainly of development projects capitalized, trademarks, rights for use of patents and customer relationships.

Intangibles acquired through a business combination are recognized at fair value while separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost. Borrowing costs are expensed when incurred.

Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up.

All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred.

Intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually.

Depending on the nature and the use of the intangible assets, the amortization of these assets is included either in “cost of sales”, or “selling, general, administrative expenses and others” or “research and development expense”.

(a) Research and development projects

Research expenditures are expensed as incurred. Development costs are expensed as incurred, unless the project to which they relate meets the IAS 38 capitalization criteria. Recognized development projects correspond to projects which objectives are to develop new processes or to improve significantly existing processes, considered as technically viable and expected to provide future economic benefits.

Development projects are recorded at cost less accumulated depreciation and impairment losses, if any. The costs of the internally generated development projects include direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects.

They are amortized over a period ranging from one to five years starting from the beginning of the commercial production of the projects, using either a straight-line method or a unit of production method.

(b) Patents and trademarks

Patents are amortized on a straight-line basis over the expected period of use.

Trademarks are considered as having an indefinite useful life and are not amortized, but are tested for impairment annually according to IAS 36.

The main reasons retained by the Group to consider a trademark as having an indefinite useful life are: its positioning in its market expressed in terms of volume of activity, international presence and notoriety, and its expected long term profitability.

F-14 2005 FORM 20-F – THOMSON GROUP

Back to Index

(c) Customer relationships

Customer relationships are acquired through business combinations and amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years).

(d) Other intangible assets

This caption comprises mainly acquired software.

Impairment of intangible assets, goodwill and PPE

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in September and whenever circumstances indicate that they might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units (CGU) or groups of cash-generating units that represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. For Thomson, the lowest level at which the Group manages its operations generally coincides with the level of information that is given to the Executive Committee for management purposes.

Tangible and intangible assets having a definite useful life are tested for impairment at the balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets, a significant decline in the expected economic performance of the assets, or a significant decline in the revenues or in the market share of the Group.

The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use. The recoverable amount of an asset is individually assessed, unless the asset does not generate any cash inflows independent of those from other assets or groups of assets. In this case, as for goodwill, the Group determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets. For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Group directors. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets.

The fair value less costs to sell corresponds to the amount that could be obtained from the sale of the asset (or the CGU), in an arm’s-length transaction between knowledgeable and willing parties, less the costs of disposal.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in the profit from continuing operations (before tax and financial result), unless the impairment is related to discontinued operations.

In accordance with IAS 36, impairment of goodwill cannot be reversed.

Assets held for sale and discontinued operations

Discontinued operations are accounted for in accordance with IFRS 5, which the Group has elected to apply from January 1, 2005 prospectively.

2005 FORM 20-F – THOMSON GROUP F-15

Back to Index

Assets Held for Sale

A non-current asset (or disposal group) is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. This means the asset (or disposal group) is available for immediate sale and its sale is highly probable.

A non-current asset (or disposal group) classified as held for sale is measured at the lower of its fair value less costs to sell and its carrying amount.

Any impairment loss for write-down of the asset (or disposal group) to fair value less costs to sell is recognized in profit or loss.

Discontinued Operations

A discontinued operation is a component of an entity that either has been disposed of (by sale or otherwise) or is held for sale. To be disclosed as discontinuing, the operation must have been discontinued or be in the asset held for sale category. The component discontinued is clearly distinguishable operationally and for reporting purposes. It represents a separate major line of business (or geographical area of business), is part of a single major plan or is a subsidiary acquired exclusively for resale.

The profit (loss) from discontinued operations is presented as a separate line item on the face of the income statement with a detailed analysis provided in Note 11. The income statement data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations. In the statement of cash flows, the amounts related to businesses in discontinued operations are disclosed separately.

Inventories

Inventories are valued at cost or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect production costs, and exclude the general administration costs.

The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory.

When the net realizable value of inventories is lower than its carrying amount, the inventory is written down by the difference.

Customer contract advances

As part of its normal course of business, Thomson makes cash advances, generally within its Services division, to its customers. These are generally in the framework of a long term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Such advances payments are classified under “non-current assets”, recorded as “contracts advances, net” and are amortized as a reduction of “net sales” on the basis of units of production or film processed.

Financial assets

The Group has elected to apply IAS 32 and IAS 39 from January 1, 2005.

In accordance with IAS 39, financial assets are classified in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

F-16 2005 FORM 20-F – THOMSON GROUP

Back to Index

Except for financial assets carried at fair value through profit or loss, which are initially recognized at fair value and transaction costs expensed, financial assets are recognized at the trade date – the date when the Group commits to purchase or sell the asset - at fair value plus transaction costs.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: “financial assets held for trading”, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as “held for trading” unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising, from changes in the fair value, including interest and dividend income, are presented in the income statement within “Other financial income (expense)”, in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as “trade and other receivables” in the balance sheet.

Loans and receivables are subsequently carried at amortized cost using the effective interest method.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized directly in equity except for the part corresponding to the foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency which are recognized in profit or loss.

When securities are sold or impaired, the accumulated fair value adjustments recognized in equity are recycled through profit or loss in the line item “Other financial income (expense)” in the income statement.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group’s right to receive payments is established.

Derecognition

Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Fair value measurement

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as

2005 FORM 20-F – THOMSON GROUP F-17

Back to Index

available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

Financial liabilities – hybrid/compound instruments

(a) Compound instruments/convertible bonds

A compound instrument is a financial instrument that contains both a liability component and an equity component.

The equity component (option to exchange/convert into Thomson’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.

These bonds convertible into new or existing shares were accounted for as financial debts in the Group’s financial statements under French GAAP. According to IAS 32, these specific liabilities are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

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

Transaction costs directly attributable to of the issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

(b) Hybrid instruments (convertible in US dollar issued in September 2004)

Conversion options embedded in convertible bonds denominated in foreign currency are bifurcated as derivatives and are re-measured at fair value with a direct impact in profit or loss at each reporting date. Although not addressed directly in IAS 32, IFRIC concluded in April 2005, that such options did not meet the definition of equity instruments as the settlement represented a variable amount of cash (the options will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments). In September 2005, this decision was confirmed by the IASB which refused to amend IAS 32 to modify the treatment of convertible bonds in foreign currency.

Because the group adopted IAS 32 and 39 from January 1, 2005 the change in fair value as of December 31, 2004 is presented in equity. The change in fair value of the option from January 1, 2005 is then reflected in profit or loss.

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial

F-18 2005 FORM 20-F – THOMSON GROUP

Back to Index

recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

Derivatives

Accounting treatment of derivatives under IFRS (as from January 1, 2005)

The Group uses derivatives as hedging instruments for hedges of foreign currency risks and changes in interest rates. These instruments include agreements for interest rate swaps, options and foreign currency forward contracts. If hedge accounting criteria are met, they are accounted for in accordance with hedge accounting.

Derivative instruments may be designated as hedging instruments in one of three types of hedging relationship:

•	fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;
•	cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities;
•	net investment hedge in foreign operations, corresponding to a hedge of the amount of the Group’s interest in the net assets of these operations.

Derivative instruments are qualified for hedge accounting when:

•	at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;
•	the hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:

•

for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value;

•

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long term contracts where the period is generally up to one year;

•

for net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the income statement.

Accounting treatment of derivatives under French GAAP (until December 31, 2004)

Until December 31, 2004, under French GAAP, foreign currency forward contracts, and foreign currency options, were considered as hedges for accounting purposes if they were designated to hedge accounts receivable and accounts

2005 FORM 20-F – THOMSON GROUP F-19

Back to Index

payable amounts on the balance sheet at the closing date of the period or anticipated commercial transactions. The nature of the commercial products sold and the consistency of the demand for these products are such that it was reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions were recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that did not qualify for hedge accounting were recorded at market value, and gains and losses resulting from these instruments were recognized as “other financial expense” in the consolidated statements of operations.

Regarding interest rate instruments, gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, were accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest expense” and the accruals were included either in “other current assets” or “other current liabilities” on the balance sheet.

Interest rate swaps and forward rate agreements that did not qualify for hedge accounting as well as interest rate caps were marked-to-market and if there was a loss it was recognized in “other financial income (expense)” in the consolidated statements of operations.

Under French GAAP the fair value of derivative instruments designated as hedges of forecast transactions were not recorded in the balance sheet.

Marketable securities

Marketable securities are valued at fair value. Changes in fair value are recognized in “other financial income (expense)” included in the heading “Financial result”.

This caption includes some classes of investment funds which are subject to risks of change in value that cannot be considered as insignificant according to IAS 7 criteria.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, i.e. investments that are readily convertible to a known amount of cash and subject to an insignificant risk of change in value.

Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in shareholders’ equity and not in the income statement.

Equity transaction costs

Incremental costs directly attributable to the equity transaction are accounted for as a deduction from equity.

Deferred taxes

Deferred taxes result from:

•	temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet;
•	and the carryforward of unused tax losses and tax credits.

Deferred taxes for all temporary differences are calculated for each taxable entity (or group of entities) using the balance sheet liability method.

F-20 2005 FORM 20-F – THOMSON GROUP

Back to Index

All deferred tax liabilities are recorded except:

•

when the deferred tax liability results from the initial recognition of goodwill, or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss;

•

and for taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the Group is able to control the timing of the reversal of the temporary differences and when it is probable that these temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recorded:

•

for all deductible temporary differences, to the extent that it is probable that future taxable income will be available against which these temporary differences can be utilized, except when the related deferred tax asset results from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss;

•

for the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

The recoverable amount of the deferred tax assets is reviewed at each balance sheet date and reduced when it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Deferred tax assets and liabilities are valued using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are classified as non-current assets and liabilities.

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyzed like (i) the transfer of ownership at the end of the lease, (ii) the existence of a bargain price option in the agreement, (iii) the fact that the lease term is for the major part of the economic life of the asset, or (iv) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets held under finance leases are capitalized by the Group and a financial liability is accounted for by the lessee.

These assets are amortized over the shorter of their useful life and the lease term.

Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight-line basis over the lease term.

Post employment benefits
(a) Post employment obligations

The Group operates various post employment schemes for some employees. Contributions paid and related to defined contribution plan i.e. pension plan under which the Group pays fixed contributions and has no legal nor constructive obligations to pay further contributions (for example if the fund does not hold sufficient assets to pay to all employees the benefits relating to employee service in the current and prior periods) are recorded as expenses as they fall due.

The other pension plans are analyzed as defined benefit plan (i.e. pension plans that define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation) and are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

2005 FORM 20-F – THOMSON GROUP F-21

Back to Index

The method used for determining employee benefits obligations is based on the Projected Unit Credit Method. The present value of the Group benefit obligations is determined by attributing the benefits to employee services in accordance with the benefit formula of each plan. The provisions for these benefits are determined annually by independent qualified actuaries based on demographic and financial assumptions such as mortality, employee turnover, future salaries and benefit levels, discount rates and expected rates of return on plan assets.

Expenses related to interest cost and expected return on plan assets are recognized as financial expense and financial income.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Recognized Income and Expense.

(b) Other long-term benefits

The obligations related to the other long-term benefits (jubilee award) are also based on actuarial valuations.

Share-based payments

As of January 1, 2004, the Group applied the requirements of IFRS 2 “Share based Payments”. In accordance with the transition provisions, IFRS 2 has been applied to all equity investments granted after November 7, 2002 that were unvested as of January 1, 2005.

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the service received from the employees for the grant of the stock options consists of an additional compensation to the employee.

Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model. The expense recognized takes into account the number of options expected to be vested annually.

Provisions

Provisions are recorded at the balance sheet date when the Group has an obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The recorded provision represents the best estimate of the expenditure required to settle the obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Where the effect of the time value of money is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money and the risks specific to the liabilities.

F-22 2005 FORM 20-F – THOMSON GROUP

Back to Index

Increases in provisions resulting from the discounting and recorded to reflect the passage of time are recognized as financial costs in the income statement.

Restructuring provisions

Provisions for restructuring costs are recognized when the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

•

the existence of a detailed and finalized plan identifying the sites concerned, their location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan;

•	and the announcement of this plan to those affected by it.

The restructuring provision only includes the expenses directly linked to the plan and which do not relate to the Group’s continuing activities.

Revenues

Revenue is measured at the fair value of the amount received or receivable, after deduction of any trade discounts or volume rebates allowed by the Group, including contract advances.

When the impact of deferred payment is significant, the fair value of the revenue is determined by discounting all future payments.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs at the time of shipment.

(b) Services agreements

The Group signs contracts which award to Technicolor a customer’s business within a particular territory over the specified contract period (generally over 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Revenue is recognized when the entity has transferred to the customer the major risk and rewards of ownership, which generally occurs, depending on contract terms, upon duplication or delivery.

(c) Royalties

Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third-party by a licensee.

The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement.

(d) Long-term contracts

Some part of the Systems & Equipment operations (“Grass Valley”) consist in the design, planning, integration and development of broadcast systems.

Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods.

Consequently, income and expenses on these contracts are recognised in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognised as soon as they are identified.

(e) Sales incentives

Sales incentives to customers under sales incentives programs are deducted from sales unless the following conditions are met:

•	Thomson receives an identifiable and separable benefit (goods or services) in exchange for the cash paid to the customer;
•	and Thomson can reasonably estimate the fair value of the benefit.

Amounts paid in excess of such identified benefit are deducted from sales.

2005 FORM 20-F – THOMSON GROUP F-23

Back to Index

Earnings per share

Basic earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company’s stock at the average market price during the period or the period the securities were outstanding.

Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company’s management incentive plan, to the extent the average market price of the Company’s stock exceeded the adjusted exercise prices of such instruments; and shares issuable in relation to outstanding convertible bonds, if dilutive.

3	Financial risk management

Thomson faces a wide variety of financial risks including market risk due to exchange rate, interest rate and price fluctuations, liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its corporate treasury department in France.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

To reduce interest rate and currency exchange rate risk, the Group enters into hedging transactions using derivative instruments. To reduce liquidity risk, the Group uses various long-term and committed financings.

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

The Group may also use derivatives to reduce its exposure to stock price fluctuations of certain of its investments in listed companies.

Credit risk on commercial clients is managed by each division based on policies that take into account the credit quality and history of customers.

The Group’s derivative and cash transaction counterparties are limited to highly rated financial institutions. Moreover the Group has policies limiting the maximum amount of exposure to any single counterparty.

Foreign exchange risk

Translation risks

The assets, liabilities, revenues and expenses of the Group’s operating entities are denominated in various currencies, principally US dollars. The Group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than euro must be translated into euro at the applicable exchange rate to be included in the consolidated financial statements.

F-24 2005 FORM 20-F – THOMSON GROUP

Back to Index

Transaction risks

Commercial exposure

Thomson’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies.

In most cases, the Group’s subsidiaries will hedge with the corporate treasury department the full amount of the estimated exposure, thereby eliminating the currency risk for the period of the hedge. The corporate treasury hedges the net position in each currency with external forward operations or occasionally options.

Financial exposure

The Group’s general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency thereby limiting the exposure of its financial assets and liabilities to foreign exchange rate fluctuations.

Interest rate risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. In order to reduce this exposure, it enters into interest rate swaps, forward rate agreements and caps.

In accordance with corporate policies and procedures, the corporate treasury department manages the financings of the Group, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions.

4	Critical accounting estimates and judgments

Thomson’s principal accounting policies are described in Note 2 above. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates. Also, different assumptions or conditions would yield different results. Thomson’s management believes the followings are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) relating to operations and to production facilities under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is any impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group. Such periods range from twenty to forty years for buildings, from one to twelve years for plants and equipment and from four to ten years for other tangible assets, excluding land that has an indefinite useful life. Development projects

2005 FORM 20-F – THOMSON GROUP F-25

Back to Index

are capitalized and amortized over their economic useful lives, which usually do not exceed five years.

For the year ended December 31, 2005, the Group recognised depreciation expense amounting to €208 million related to tangible fixed assets and amortization expense of €125 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2005, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €886 million and €1,150 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above.

The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value.

Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Impairment tests of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods.

These assumptions used by the Group for the determination of the recoverable amount of its assets are described in Note 13 to our consolidated financial statements and are based on actual historical experience and external data. In estimating the future revenues growth rates, operating margin rates and operational cash flow generated by a particular asset, the Group used its internal budget for each reporting unit, which is updated every six months and which models cash flows for the next five-year period.

As of December 31, 2005 the net book value of goodwill and indefinite-lived intangible assets amounted to €1,756 million and €257 million, respectively.

Thomson performed an annual impairment test in 2005, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 above. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains

F-26 2005 FORM 20-F – THOMSON GROUP

Back to Index

and (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2005, the Group has recorded a €162 million deferred tax liability and €379 million of deferred tax assets reflecting management’s estimates.

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 26 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2005 the post-employment benefits liability amounted to €939 million, while the present value of the obligation amounted to €1,112 million and the fair value of plan assets amounted to €183 million. For the year ended December 31, 2005, the Group recognized €52 million of expenses related to such liability.

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new entity, TCL-Thomson Electronics (TTE), in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date.

Thomson has assessed this capital gain as being the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

Although, in order to determine the fair value of the business given up, the Group’s management has used certain valuation techniques for which assumptions retained have impacted the fair value of the business given up and therefore the capital gain recognized, the Group set up a measurement process that has involved an external appraiser using several methodologies, of which one is based on external available information.

Impairment test of the equity investment in TCL Multimedia

The Group reviews for impairment an investment in associate when a triggering event occurs during a period. The criteria used to determine whether there is a triggering event is based on the fair value of the investment, when available, compared to its carrying amount. Then in the case management estimates a triggering event occurred, management needs to assess the recoverable amount of the related investment. As defined under IFRS, the recoverable amount is the higher of (i) the fair value and (ii) the value in use.

As a consequence, Thomson’s management is required to (i) estimate whether a triggering event occurred during the period under review and (ii) assess the recoverable amount of the investment, when required. Management has therefore

2005 FORM 20-F – THOMSON GROUP F-27

Back to Index

to make significant judgment when assessing the recoverable amount of its investment accounted for using the equity method in TCL Multimedia.

As of December 31, 2005, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment.

In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. In order to assess the present value of related cash flows, Thomson used a 9.2% discount rate and a perpetual growth rate of 2.3%.

As a result of the impairment test, Thomson recognized a €63 million impairment for the period ended December 31, 2005 on the carrying amount of its investment in TCL Multimedia (net book value as of December 31, 2005 of €193 million).

Provisions and litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. Refer to Note 35 for a description of the significant litigation.

Measurement of conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Deposit Shares evidencing such ordinary shares (the “Bonds”). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations under IFRS.

As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds.

The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson share closing prices and the exchange rate as of measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. Subsequent change in fair value required Thomson to recognize a net non cash financial gain amounting to €83 million in 2005 (comprising a gain of €94 million and a loss of €11 million on currency translation adjustments) and a loss amounting to €84 million in 2004. However, since IAS 32 and 39 apply only from January 1, 2005, the loss incurred from inception to December 31, 2004 has been charged against equity.

F-28 2005 FORM 20-F – THOMSON GROUP

Back to Index

5	Significant changes in the scope of consolidation

For the years ended December 31, 2005 and December 31, 2004, Thomson’s consolidated balance sheets and statements of operations include the accounts of companies listed in Note 39. The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.

	As of December 31,

	2005				2004

	Europe (except France)	France	US	Others	Europe (except France)	France	US	Others

Number of companies:
Parent company and consolidated subsidiaries	78	40	27	63	69	37	27	60
Companies consolidated under the proportionate method	15	5	11	1	17	5	10	1
Companies accounted for under the equity method	—	3	2	2	1	3	2	3
Sub-total	93	48	40	66	87	45	39	64

Total	247				235

Changes in 2005

(a) Main acquisitions

•

On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to €4 million. This acquisition has been accounted for using the purchase method. This company is fully consolidated from that date.

•

On March 14, 2005, Thomson acquired 33% control over ContentGuard Holdings, Inc., for an amount of USD 27 million. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under the proportionate consolidation method from that date.

•

On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions, is expected to enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

The total purchase consideration amounted to €146 million consisting of:

–	€81 million paid in cash at closing date,
–	€65 million paid or to be paid in Thomson shares as follows:

2,351,648 shares delivered at closing date (€49 million),

712,498 shares to be delivered in different instalments from 2006 to 2008 and subject to certain price adjustments (€14 million),

2005 FORM 20-F – THOMSON GROUP F-29

Back to Index

87,074 shares to be delivered on June 30, 2006 and 2007 depending on earn-out conditions (€2 million).

Thomson may be required to make a subsequent payment in its shares to the sellers as compensation for any reduction below a threshold in the value of shares to be delivered. Thomson may also elect to pay part or all of the shares to be delivered in cash.

In addition a maximum number of 1,760,000 shares were granted at a cost of €20.72 per share depending on retention conditions and vest 50% from July 1, 2006 until September 30, 2007 and 50% from July 1, 2007 until February 29, 2008. Such number of shares may decrease to cap to €8.8 million the total possible gain for the stock holder for each of the two vesting dates.

The company is fully consolidated from March 29, 2005.

•

On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has a key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.

The total purchase consideration amounted to €82 million consisting of:

-	€40 million paid in cash at closing date,
-	€42 million to be paid in Thomson shares as follows:

1,050,878 shares to be delivered on April 20, 2006,

1,050,878 shares to be delivered on April 20, 2007.

Thomson may be required to make a subsequent payment in its shares to the seller as compensation for any reduction below a threshold in the value of shares to be delivered.

In addition a maximum number of 2,101,756 shares were granted at a cost of €20.23 per share depending on retention conditions and vest 50% in April 2006 and 50% in April 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder.

The company is fully consolidated from April 20, 2005.

•

On June 17, 2005, Thomson acquired 73% of Nextamp a French company specialized in the protection of video content with technologies known as watermarking for a total consideration of €7 million paid in cash. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy. An additional 1 % has been acquired in September 2005.

The remainder of the 16% will be purchased at a later date and at the latest on June 30, 2006 at a price depending on the evolution of the results of the company in 2005. The purchase price will be also increased by the issuance of specific warrant (Bons de Créateur d’Entreprise/BCE).

The total cost of the planned purchase is expected to amount to €9 million.

This acquisition follows a first instep by Thomson made in 2004 with the acquisition of 10% of the capital.

The company is fully consolidated from June 17, 2005 and the amount due to minority shareholders is recorded as a debt and the counterpart is a decrease in minority interests and an increase in goodwill.

•

On August 26, 2005, Thomson announced the acquisition of 100% of the American company Premier Retail Network Corporation, the leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers.

The purchase price amounted to USD 299 million paid in cash, including a normalized level of working capital. Premier Retail Network will be part of Thomson’s Network Operations Services business unit in the Services Division.

The company is fully consolidated from August 26, 2005.

•

On October 27, 2005, Thomson acquired 51% of VCF Thématiques. The investment took the form of a capital increase by €17 million and allows Thomson and the previous owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day.

According to the shareholder’s agreement, Thomson may purchase and may be required to purchase the remainder of the 49% from June 2006, at a price depending on the evolution of the results of the company.

F-30 2005 FORM 20-F – THOMSON GROUP

Back to Index

The company will be part of Thomson’s Network Operations Services business unit in the Services Division. The company is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder is recorded as a debt at an estimated amount of approximately €16 million.

•

On December 31, 2005, Thomson purchased 100% of Thales Broadcast & Multimedia (TBM) for an amount paid of approximately €133 million (of which €64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is subject to adjustment depending on the level of working capital and cash measured as of the acquisition date, as determined in the contract. This acquisition follows the announcement of a strategic partnership between Thomson and Thales (a leading electronic group), specifically in the domain of high-video content management.

Due to the complexity of the business acquired, the identification and evaluation of the intangible assets require experts’ appraisal, which prevents the Group from providing finalized purchase price allocation at the closing date. Consequently, for all the acquisitions mentioned above, the purchase price allocation exercise will be completed, as required within 12 months of the acquisitions, and so is not yet finalized.

The provisional fair values and the provisional goodwill arising from transactions mentioned above are as follows:

	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value (provisional)

	(in € millions)
Net assets acquired
Property, plant and equipment	27	—	27
Intangible assets	4	129	133
Inventories	46	5	51
Trade receivables	110	2	112
Other assets	21	(5)	16
Bank and cash balances	61	1	62
Provisions	(24)	—	(24)
Trade payables	(89)	3	(86)
Other liabilities	(79)	20	(59)
Deferred tax liabilities	—	(50)	(50)

Total net assets acquired	77	105	182

Purchase consideration
Cost of acquisition			627
Direct costs relating to the acquisitions			7

Total purchase consideration paid			634

Goodwill
(provisional amount as of December 31, 2005)			452

2005 FORM 20-F – THOMSON GROUP F-31

Back to Index

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to the year ended December 31, 2005 is the following:

Year ended December 31, 2005

(in € millions)
Contribution in revenue	222
Contribution in profit from continuing operations before tax and finance costs	15

In 2005 up until their related acquisition dates, these acquisitions had revenue of €299 million and a loss from continuing operations before tax and finance costs of €8 million.

(b) Main disposals

•

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group Videocon, a leader in consumer electronics in India, for a consideration of €10 and committed to recapitalize the sold company with €103 million in cash as of the transaction date and a further €85 million at the first anniversary date.

•

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as certain related research and development and sales, marketing and administrative functions, to the Indian group, Videocon.

Definitive agreement occurred on September 30, 2005. Thomson received a cash payment of €240 million for its Tubes activities and technology. Thomson has also invested €240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and consumer electronics components. This investment was effected in the form of Global Depositary Receipt listed on the Luxembourg Stock Exchange. The price is subject to adjustment clauses normal for this type of agreement.

The shareholder agreement between Thomson and certain shareholders of Videocon Industries, signed on September 30, 2005, provides certain rights and obligations among the parties, for so long as Thomson holds at least 3% of the outstanding shares of Videocon Industries. Thomson may not transfer any shares until September 30, 2008, subject to certain exceptions, which are notably i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, ii) Thomson may enter into lending arrangements with respect to these shares, and iii) Thomson may sell up to 10% of its holding under various conditions.

The total impact of this disposal is a consolidated loss totalling €97 million (Refer to Note 11).

•

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, located at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

The definitive agreement was entered into on December 23, 2005. Thomson is committed to certain future payments to Rioglass that have been recorded in Thomson 2005 consolidated financial statements. The total impact of this disposal is a consolidated loss amounting to €89 million (Refer to Note 11).

F-32 2005 FORM 20-F – THOMSON GROUP

Back to Index

For all the disposals mentioned above, the carrying amounts of the net assets as of the date of disposal were as follows:

Carrying amount as of the date of disposal

(in € millions)
Net assets disposed of
Property, plant and equipment	264
Intangible assets	1
Inventories	161
Trade receivables	169
Other assets	45
Bank and cash balances	225
Provisions	(77)
Trade payables	(200)
Financial liability	(12)
Other liabilities	(104)
Deferred tax liabilities	(4)

Total net assets disposed of	468

Disposal consideration
Cash consideration received	240
Deferred consideration	—

Total disposal price	240

Gain/(loss) on share disposed of	(228)

(c) Other 2005 changes

•

As part of the transaction with TCL Multimedia Technology Holdings Ltd regarding the creation of TTE, Thomson entered into an exchange option agreement which enables Thomson to exchange its 33% investment in TTE against 29.32% in TCL Multimedia Technology Holdings Ltd, the new parent of TTE. The exchange occurred on August 10, 2005. After this exchange, TCL Multimedia Technology Holdings Ltd owns 100% of TTE.

This transaction has been analyzed as an exchange without commercial substance and therefore accounted for at carrying value. As for the investment in TTE, the investment in TCL Multimedia remains accounted for under the equity method.

The investment in TCL Multimedia Technology Holdings Ltd is subject to a full lock-up period until July 2007. After that date, Thomson is allowed, depending on various conditions, to sell between 25% and 33% of its shares in 2007/2008 and between 25% and 33% of its shares in 2008/2009. After 2009, no lock-up clause will remain.

Changes in 2004

(a) Main acquisitions

•

On January 7, 2004, Thomson completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (known by the name of “Fortune”). This activity was fully consolidated from that date. Concurrently with this operation, Thomson increased its ownership in Thomson Guangdong Display Co. Ltd. to 77%.

2005 FORM 20-F – THOMSON GROUP F-33

Back to Index

•

On April 20, 2004, Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. This company is fully consolidated from that date.

•

On May 12, 2004, Thomson acquired Command Post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. This company is fully consolidated from that date.

•	On May 15, 2004, Thomson acquired the video division of ParkerVision, a pioneer of live television production automation systems. This activity is fully consolidated from that date.
•

On June 11, 2004, Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. the 45 % minority interest owned in Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China). Thomson already held the other 55%, as well as joint control. This company then formed part of the TV business contributed by Thomson to “TCL-Thomson Electronics” (TTE) in July 2004.

•

On June 16, 2004, Thomson acquired from Alcatel a 25% minority interest in Nextream S.A. Thomson already held the other 75%, together with the management control. Nextream, which was fully consolidated, is now 100% held by the Group.

•	On June 18, 2004, Thomson acquired Madrid Film SL, the largest film and post-production operation in Spain, also known as Madrid Film Group. This company is fully consolidated from that date.
•

On June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of DirecTV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes (STBs). This activity is fully consolidated from that date.

•

On July 19, 2004, Thomson acquired Gyration, a Silicon Valley technology company that has developed a line of next-generation user-interface (UI) devices using proprietary technology based on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). This company is fully consolidated from that date.

•

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TCL-Thomson Electronics (TTE), of which Thomson holds 33% and TCL 67%. Thomson has neither control nor joint control of TCL-Thomson Electronics (TTE) and consolidates this company under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted the contribution of its TV business as a disposal (see more detail hereunder) and booked the 33% investment in this company as an acquisition.

•

On October 27, 2004, Thomson acquired 77.61% in Corinthian Television Facilities Limited (UK). Corinthian is one of Europe’s leading broadcast television facilities companies providing live studios, graphics, video, audio production and post-production and transmission playout to major international broadcasters through long term contracts. This company is fully consolidated from that date.

•

On November 4, 2004, Thomson acquired a 50% interest in Beijing Nokia CITIC Digital Technology Co Ltd. This company is mainly engaged in the production of digital multimedia terminals for reception of digital broadcasting and interactive services via satellite, cable, terrestrial and telecom networks and related products and systems for digital Internet services. The company is consolidated under the proportionate consolidation method from that date.

•

On November 18, 2004, Thomson acquired EADS DCS (Defense and Communication Systems) Video Over Internet Protocol (IP) activity, specialised in the integration of video over IP systems, which enables seamless access to voice, data and video content. This activity is fully consolidated from that date.

•

On December 9, 2004, Thomson acquired “The Moving Picture Company” (MPC). MPC is a London (UK) provider of visual effects and post-production services to both the motion picture and commercial advertising industries. This company is fully consolidated from that date.

F-34 2005 FORM 20-F – THOMSON GROUP

Back to Index

For the main acquisitions mentioned above (except from the transactions with minority interests) the carrying amounts of the net assets acquired in the transactions, their fair values and the goodwill arising are as follows:

	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value

	(in € millions)

Net assets acquired
Property, plant and equipment	71	(28)	43
Intangible assets	186	22	208
Inventories	4	1	5
Trade receivables	20	(1)	19
Other assets	5	20	25
Bank and cash balances	13	—	13
Provisions	(3)	(1)	(4)
Financial liability	(51)	11	(40)
Trade payables	(20)	(1)	(21)
Other liabilities	(21)	(7)	(28)
Deferred tax liabilities	2	(6)	(4)

Total net assets acquired	206	10	216

Purchase consideration
Cost of acquisition			318
Direct costs relating to the acquisitions			3

Total purchase consideration paid			321

Goodwill			105

The goodwill is mainly attributable to the anticipated future synergies within the Group.

In 2004 up until their related acquisition dates, these acquisitions had revenue of €297 million and a profit from continuing operations before tax and finance costs of €20 million.

(b) Main disposals

•

On March 23, 2004, Thomson sold to the Taiwanese company, Foxconn, its optical pick-up manufacturing activity located in China within Thomson OKMCO Shenzen Co. Ltd. As of December 31, 2005, Thomson has stopped its research, product development and selling activities in this business.

•

On June 25, 2004, in order to complete the agreements signed in 2003 concerning Canal Plus Technologies and the sale of the MediaGuard™ business to Kudelski, Thomson sold to Kudelski 50% of its shares into Canal Plus Technologies to form a joint venture in the field of the conditional access systems patents, which is consolidated under the proportionate consolidation method from that date.

•

On July 31 2004, Thomson and TCL combined their respective TV assets in a new company, TCL-Thomson Electronics (TTE), of which Thomson holds 33% and TCL 67%. Thomson sold its industrial TV assets mainly located in Mexico, Poland and Thailand as well as its R&D centres located in the US, Germany and Singapore. The new company “TCL-Thomson Electronics” (TTE) is licensed by Thomson for certain intellectual properties (trademarks and

2005 FORM 20-F – THOMSON GROUP F-35

Back to Index

patents) and will exclusively use Thomson services for the distribution of TV sets in Europe and in the US, Thomson acting as an agent.

•	On September 22, 2004, Thomson sold its 19.9% interest in Total Technology Company Limited. Before that date, the company was consolidated under the equity method.
•	On December 10, 2004, Thomson sold its 36% interest in Keymro. The company that was proportionally consolidated is no longer consolidated from that date.
•	On December 31, 2004, Thomson sold Thomson Servicios Corporativos S.A de C.V, a set-top box manufacturing company in Mexico to Elcoteq. Prior to December 31, 2004 the activity was fully consolidated.

For all the disposals mentioned above, the carrying amounts of the net assets as of the date of disposal and as of January 1, 2004 were as follows:

	Carrying amount as of the date of disposal	Carrying amount as of January 1, 2004

	(in € millions)

Net assets disposed of
Property, plant and equipment	142	147
Intangible assets	3	3
Inventories	211	211
Trade receivables	98	74
Other assets	74	51
Bank and cash balances	15	24
Provisions	(19)	(33)
Trade payables	(180)	(131)
Other liabilities	(100)	(121)
Deferred tax liabilities	(10)	(2)

Total net assets disposed of	234	223

Disposal consideration
Cash consideration received	31
Deferred consideration	—

Total disposal price	31

TTE shares received	308

F-36 2005 FORM 20-F – THOMSON GROUP

Back to Index

6	Information by business segments and by geographic areas

Thomson announced in November 2004 its new organization in order to align the Company’s overall structure to delivering its 2006 targets. Thomson thus implemented a simple and flexible organizational and management structure as of January 1, 2005 with three divisions based on its core Media & Entertainment activities. The three divisions are:

•	Services: this division offers end-to-end management of services for our customers in the M&E industries in the following areas:
–	Physical media: DVD and CD replication and distribution, VHS duplication and distribution, film printing,
–	Electronic media: post production, Archiving, Media Asset Management, VoD, Digital Cinema,
–	Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters;
•	Systems & Equipment:
–	Broadcast & Networks,
–	Access, Platforms & Gateways,
–	Connectivity;
•	Technology: development and monetization of technology:
–	Research & Development,
–	Licensing of patents and trademarks,
–	Silicon solutions: IC design, Tuners and remotes,
–	Software and Technology Solutions: Security, Imaging and Networking Software Services.

Its remaining continuing but non-core activities including its holdings in TCL and Videocon industries are regrouped under its Displays & Consumer Electronics Partnerships (named Displays & CE Partnerships hereafter) segment.

Unallocated activities mainly comprising corporate functions are grouped under Corporate.

These divisions and segments are the basis on which the Group reports its primary segment information.

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

2005 FORM 20-F – THOMSON GROUP F-37

Back to Index

Information by business segments

	Services	Systems & Equipment	Technology	Displays & CE Partnerships	Corporate	Consolidation Adjustments	Total

	Year ended December 31, 2005

	(in € millions)
Income statement items
Revenues to external customers (1)	2,487	2,355	546	263	40	—	5,691
Intersegment sales	1	6	37	1	113	(158)	—
Profit (loss) from continuing operations before tax and financial result (2)	205	102	277	(123)	(79)	—	382

Out of which:
Amortization of customer relationships (3)	(27)	(25)	—	—	—	—	(52)
Other depreciation and amortization (3)	(299)	(59)	(13)	(15)	(4)	—	(390)
Other non-cash expenses (4)	(26)	(49)	(3)	(45)	(26)	—	(149)
Profit/(loss) from associates	—	—	—	(82)	—	—	(82)
Profit (loss) from discontinued operations	—	(34)	(39)	(676)	—	—	(749)

Balance sheet items
Assets
Operating segment assets (a)	2,123	1,241	175	108	37	—	3,684
Goodwill	1,107	621	28	—	—	—	1,756
Other segment assets	460	465	130	127	818	—	2,000

Total segment assets (b)	3,690	2,327	333	235	855	—	7,440

Interests in associates	—	3	4	197	—	—	204
Unallocated assets (c)							1,216

Total consolidated assets							8,860

Liabilities
Segment liabilities	793	1,448	376	661	831	—	4,109
Unallocated liabilities (d)							2,535

Total consolidated liabilities							6,644

Other information
Capital expenditures (e)	(134)	(96)	(23)	(7)	(7)	—	(267)
Capital employed (f)	1,745	555	22	76	(50)	—	2,348

______________
(1)	The Services, Systems & Equipment and Technology segments generate substantially all of their revenues respectively from sale of services, sale of goods and royalties.
(2)	This profit line does not include inter-company items.
(3)	These figures, converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”).
(4)	Non-cash expenses include mainly net variation of provisions without cash impact.
(a)	Amounts include advances to suppliers and to customers.
(b)

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories, property plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers. Segment assets do not include income tax assets.

(c)	Unallocated assets include mainly financial assets, current accounts with affiliated companies, tax assets and assets available-for-sale.
(d)	Unallocated liabilities include mainly financial and tax liabilities and liabilities classified as held for sale.
(e)	Amounts before the net change in debt related to capital expenditure payables of €(27) million for the year ended December 31, 2005.
(f)

Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, payables on acquisition of companies and debt to suppliers of fixed assets).

F-38 2005 FORM 20-F – THOMSON GROUP

Back to Index

	Services	Systems & Equipment	Technology	Displays & CE Partnerships (*)	Corporate	Consolidation Adjustments	Total

	Year ended December 31, 2004

	(in € millions)
Income statement items
Revenues to external customers (1)	2,338	2,109	498	1,068	23	—	6,036
Intersegment sales	2	9	41	9	144	(205)	—
Profit (loss) from continuing operations before tax and financial result (2)	227	121	302	(109)	(75)	—	466

Out of which:
Amortization of customer relationships (3)	(23)	(12)	—	—	—	—	(35)
Other depreciation and amortization (3)	(272)	(43)	(6)	(28)	(15)	—	(364)
Other non-cash expenses (4)	(22)	(58)	(4)	(72)	(47)	—	(203)
Profit (loss) from associates	—	—	—	(20)	—	—	(20)
Profit (loss) from discontinued operations	—	20	(30)	(875)	—	—	(885)

Balance sheet items
Assets
Operating segment assets (a)	1,775	1,079	88	732	48	—	3,722
Goodwill	832	332	14	—	—	—	1,178
Other segment assets	461	386	132	286	1,536	—	2,801

Total segment assets (b)	3,068	1,797	234	1,018	1,584	—	7,701

Interests in associates	—	3	5	252	—	—	260
Unallocated assets (c)							594

Total consolidated assets							8,555

Liabilities
Segment liabilities	600	905	332	896	647	—	3,380
Unallocated liabilities (d)							2,682

Total consolidated liabilities							6,062

Other information
Capital expenditures (e)	(160)	(72)	(5)	(36)	(10)	—	(283)
Capital employed (f)	1,539	441	(99)	415	(31)	—	2,265

______________
(*)	Includes the TV business up to the sale date, July 31, 2004 for €845 million in net sales.
(1)	The Services, Systems & Equipment and Technology segments generate substantially all of their revenues respectively from sale of services, sale of goods and royalties.
(2)	This profit line does not include inter-company items.
(3)	These figures, converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”).
(4)	Non-cash expenses include mainly net variation of provisions without cash impact.
(a)	Amounts include advances to suppliers.
(b)

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories, property plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers. Segment assets do not include income tax assets.

(c)	Unallocated assets include mainly financial assets, current accounts with affiliated companies, tax assets and assets available-for-sale.
(d)	Unallocated liabilities include mainly financial and tax liabilities and liabilities classified as held for sale.
(e)	Amounts before the net change in debt related to capital expenditure payables of €(3) million for the year ended December 31, 2004.
(f)

Capital employed is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (excluding reserves, together with those related to employee benefits, tax, payables on acquisition of companies and debt to suppliers of fixed assets).

2005 FORM 20-F – THOMSON GROUP F-39

Back to Index

Information by geographical areas

	France	Rest of Europe	US	Rest of Americas	Asia/Pacific	Elimination	Total

	(in € millions)
December 31, 2005
Revenues from external customers (1)	1,365	1,141	2,483	408	294	—	5,691
Profit from continuing operations before tax and financial result (2)	185	93	39	27	38	—	382
Segment assets	1,840	1,170	3,574	411	445	—	7,440
Capital expenditure	(73)	(52)	(120)	(7)	(15)	—	(267)

December 31, 2004
Revenues from external customers (1)	1,412	1,096	2,902	362	264	—	6,036
Profit from continuing operations before tax and financial result (2)	233	134	43	11	45	—	466
Segment assets	2,009	1,420	3,012	435	825	—	7,701
Capital expenditure	(41)	(70)	(124)	(19)	(29)	—	(283)

______________
(1)	Net sales and profit from continuing operations are classified by the location of the business that invoices the customer and therefore does not seek to represent “end-client activity”.
(2)	The variations of inter-company profits included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

F-40 2005 FORM 20-F – THOMSON GROUP

Back to Index

7	Selling, general, administrative expenses and others

	Year ended December 31, 2005	Year ended December 31, 2004

	(in € millions)
Selling and marketing expenses	(282)	(326)
General and administrative expenses	(373)	(336)
Other income (expense) (a)	(98)	(70)

Total selling, general, administrative expenses and others	(753)	(732)

______________
(a)	The line “Other income (expense)” is detailed as follow:

	Year ended December 31, 2005	Year ended December 31, 2004

	(in € millions)
Goodwill impairment charges (1)	—	(12)
Gain on disposal of fixed assets/investments	(1)	—
Restructuring expenses and long-lived asset write-offs (2)	(67)	(79)
Other	(30)	21

Total other income (expense), net	(98)	(70)

______________
(1)	Goodwill impairment charges for the year ended December 31, 2004:
The €12 million of goodwill impairment relate to (i) the Services Division for €(5) million and (ii) the Display and CE partnership activities for €(7) million.
(2)	Restructuring expenses and long-lived asset write-offs:
a.	Restructuring expenses amount to €(51) million and €(70) million for the year ended December 31, 2005 and 2004, respectively and are disclosed in Note 27;
b.	Write off of long-lived assets amounts to €(16) million and €(9) million for the year ended December 31, 2005 and 2004, respectively.
In 2005, Thomson has assessed that the carrying values of certain non-current assets related to its Angers plant were above their recoverable value and therefore recognized a €10 million charge.
8	Research and development expense

	Year ended December 31, 2005	Year ended December 31, 2004

	(in € millions)
Research and development expense gross	(287)	(218)
Capitalized development projects	65	21
Amortization of research and development intangible assets (*)	(24)	(15)
Subsidies	12	8

Research and development expense net	(234)	(204)

______________
(*)

The Group records the amortization expense for capitalized research and development projects on this caption except for such amortization related to projects which have passed into the production, marketing and selling phase which is classified in “Cost of sales”.

2005 FORM 20-F – THOMSON GROUP F-41

Back to Index

9	Financial result

	Year ended December 31, 2005	Year ended December 31, 2004

	(in € millions)
Interest income	30	52
Interest expense	(108)	(54)

Interest (expense) income, net (1)	(78)	(2)

Financial component of pension plan expenses	(29)	(35)
Other financial charges (1)	(7)	(21)
Exchange profit (loss) (2)	(22)	21
Fair value on financial instrument (loss)	(8)	—
Change in fair value of the SLP USD convertible debt (3)	94	—
Other	(4)	8

Other financial (expense) income, net	24	(27)

Total financial result	(54)	(29)

______________
(1)

Prepaid bank fees on debts issued are included, according to IAS 32 and 39 applied as from January 1st 2005, in the effective interest rate on debts. In 2005, prepaid bank fees are classified in “Interest expense” instead of “Other financial charges” (2004 classification) because of the effective interest rate method.

(2)	Including €(11) million of exchange loss related to the embedded derivative of the SLP USD convertible.
(3)

As explained in Notes 2 and 4, an embedded derivative is accounted for separately from the debt for the Silver Lake US dollar convertible. Because the group adopted IAS 32 and 39 from January 1, 2005, the change in fair value from inception date (September 2004 to December 31, 2004) is presented in equity for €(85) million. The change in fair value of the option from January 1, 2005 is then reflected in financial result for €94 million. The impact of change in currency rate on the debt amounts to €(11) million (see below).

10	Income tax

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

The Regime which applied for a period of 5 years starting January 1st 2001 until December 31st 2005 has not been renewed for the next period starting January 1st 2006. Therefore the last Regime tax return for the year 2005 will be filed in November 2006. The impacts of the Regime are taken into account in the 2005 and previous years accounts.

F-42 2005 FORM 20-F – THOMSON GROUP

Back to Index

Income tax expense is summarized below:

	2005	2004

	(in € millions)
Current income tax
France	(8)	(21)
Foreign	(34)	(70)

Total current income tax	(42)	(91)

Deferred income tax
France	51	(78)
Foreign	(79)	76

Total deferred income tax	(28)	(2)

Total income tax expense on continuing operations	(70)	(93)

In 2005, the Group income tax expense on continuing operations (current and deferred income tax) amounted to €70 million compared with €93 million in 2004.

The Group current tax charge amounted to €42 million in 2005, compared with €91 million in 2004. This tax charge is notably the result of current taxes occurring in the United Kingdom, Mexico, Australia, Canada and the Netherlands, as well as withholding taxes on income earned by our Licensing division, which, because of the existing tax losses, cannot be credited against taxes payable in France and in the USA and are thus booked as an income tax charge.

In 2005, Thomson booked a net deferred tax charge of €28 million, explained mainly by: (i) a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for €51 million and (ii) the de-recognition of €77 million of deferred tax assets in the USA reflecting a lower than previously anticipated profitability in that country.

In 2004, the current income tax charge amounted to €21 million in France (withholding taxes on licensing revenue) and €70 million abroad, of which the U.K. accounts for €17 million, Mexico for €10 million, Australia for €8 million and Netherlands for €7 million.

In 2004, Thomson booked a net deferred tax liability of €2 million. The recognition of deferred tax assets in respect of Thomson’s US operations amounted for €83 million. A €57 million allowance on deferred tax assets was booked in France because of the anticipated impact of the 2005 “Loi des Finances” which reduces the capital gains tax rates and also removes the ability of Thomson to offset capital losses (as opposed to current income losses) against applicable “long-term” revenues (notably Licensing revenues).

(a)	Analysis of the difference between the theoretical and effective income tax rates

The following table shows reconciliation from the theoretical income tax expense - using the French corporate tax rate of 33.33 % as at December 31, 2005 and at December 31, 2004 - to the reported tax expense.

2005 FORM 20-F – THOMSON GROUP F-43

Back to Index

The reconciling items are described below:

	2005	2004

	(in € millions)
Net income/(loss)	(573)	(561)

Discontinued Operations	(749)	(885)
Income tax	(70)	(93)
Share of loss from associates	(82)	(20)

Pre-tax accounting income on continuing operations	328	437

Theoretical income tax using the statutory rate	(109)	(146)
Unrecognized deferred tax assets (1)	15	47
Change in valuation allowance (2)	(30)	23
Tax credits	26	—
Effect of difference in tax rates (3)	47	30
Permanent differences	8	—
Withholding taxes not recovered (4)	(30)	(35)
Other, net (5)	3	(12)
Effective income tax on continuing operations	(70)	(93)

Pre-tax accounting income on continuing operations	328	437

Effective tax rate	21%	21%

______________
(1)

In 2005, unrecognized deferred tax assets represent (i) the tax savings from the tax losses carried forward not recognized in previous year for €36 million mainly in France and (ii) tax losses generated during the year which have not generated deferred tax assets for €(21) million. In 2004, the tax savings for the tax losses carried forward not recognized in previous year amount to €56 million mainly in France and tax losses generated during the year which have not generated deferred tax assets amount to €(9) million.

(2)

In 2005, change in valuation allowance relates to a €(77) million write-off on the US perimeter, a €(6) million write-off in Italy and a €51 million recognition of deferred tax assets in France. In 2004, change in valuation allowance relates to a €(57) million write-off on the French perimeter, a €(5) million write-off in Italy and a €83 million recognition of deferred tax assets in the USA.

(3)

In 2005, this amount comprises €41 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%). In 2004, it comprises €23 million related to licensing revenue (taxed at 19% instead of 33.33%).

(4)	Withholding tax not recovered relates to withholding tax paid on licensing revenues not refunded through current income tax in France and in the USA.
(5)	In 2004, this amount comprises tax regularization on previous year in Italy and in United Kingdom.
(b)	Analysis of variations of deferred tax assets and liabilities:

	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets

	(in € millions)
At January 1, 2004	317	(63)	254

Changes impacting 2004 result	(93)	91	(2)
Other movement (*)	77	(65)	12
Year ended December 31, 2004	301	(37)	264

Changes impacting 2005 result	33	(61)	(28)
Other movement (*)	45	(64)	(19)
Year ended December 31, 2005	379	(162)	217

______________
(*)	In 2004 this caption corresponds mainly to change in scope (€+11 million), currency translation adjustments (€-18 million) and changes impacting 2004 discontinued activities (€+12 million).
In 2005, this caption corresponds mainly to change in scope (€-48 million) and currency translation adjustments (€+24 million).

F-44 2005 FORM 20-F – THOMSON GROUP

Back to Index

(c)	Analysis of tax position by major temporary differences and unused tax losses and credits:

	2005	2004

	(in € millions)
Tax effect of tax loss carry-forwards	1,038	865

Foreign tax credit related to the Regime (1)	—	233

Tax effect of temporary differences related to:
Property, plant and equipment	28	100
Goodwill	—	—
Intangible assets	(80)	(26)
Investments and other non current assets	(6)	1
Inventories	4	6
Receivables and other current assets	(17)	8
Borrowings	22	7
Reserve for post-employment benefits	215	186
Restructuring provisions	13	22
Other provisions	71	34
Other liabilities	84	50

Total deferred tax on temporary differences	334	388

Deferred tax assets/(liabilities) before netting	1,372	1,486

Valuation allowances on deferred tax assets	(1,155)	(1,222)

Net deferred tax assets/(liabilities)	217	264

______________
(1)	Foreign tax credits are comprised of corporate taxes paid outside France and deductible from the Regime future income tax payable.
(d)	Expiration of the tax loss carry forward:

(in € millions)

2006	14
2007	5
2008	1
2009	100
2010	1
2011 and thereafter	2,994

Total	3,115

2005 FORM 20-F – THOMSON GROUP F-45

Back to Index

11	Discontinued operations
(a)	Discontinued operations linked to the exit of Tubes and Display businesses

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon for a consideration of €10 and committed to recapitalize the sold company with €103 million in cash as of the transactions date and up to a further €85 million one year after.

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

On December 23, 2005 Thomson sold definitively its glass plant for 1 €and is committed to certain payments to Rioglass linked to the reconversion of the Bagneaux site. Consequently, the total consolidated loss linked to the disposal of Videoglass amounts in 2005 to €89 million.

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as some related research and development and sales, marketing and administrative functions, to the Indian group Videocon.

The definitive agreement occurred on September 30, 2005. Thomson received a cash payment of €240 million for its Tubes activities and technology and reinvested a similar amount in certain Videocon entities (see Note 16).

In December 2005, Thomson shut down its component plant TTCF situated in Gray.

In 2005, Thomson agreed to transfer to a German Company its remaining optical technology assets and people in the first semester of 2006.

As a result, Thomson recorded under discontinued operations the results related to its optical business net of the estimated cost of exit and as held for sale all the assets and liabilities related to these operations in the Group balance sheet. The respective loss from operations of discontinued optical business amounts to €34 million in 2005 and €28 million in 2004.

(b)	Discontinued operations linked to the exit of the Audio-Video and Accessories business.

On December 12, 2005 Thomson announced its decision to sell its Audio/Video, Accessories and consumer marketing and sales activities (named “AVA business” thereafter). These operations meet the criteria for being classified as discontinued and the related assets and liabilities are presented as held for sale.

F-46 2005 FORM 20-F – THOMSON GROUP

Back to Index

The results of these discontinued operations are as follows:

	Year ended December 31, 2005			Year ended December 31, 2004

	Sales related to the displays and optical businesses	Sales related to the AVA business	Total	Sales related to the displays and optical businesses	Sales related to the AVA business	Total

	(in € millions)
Revenues	579	809	1,388	1,088	890	1,978
Cost of sales	(690)	(666)	(1,356)	(1,075)	(706)	(1,781)
Gross Margin	(111)	143	32	13	184	197

Expenses other than impairment of assets	(569)	(169)	(738)	(289)	(160)	(449)
Loss on impairment of assets	(8)	—	(8)	(593)	—	(593)
Loss from operations before tax and finance cost	(688)	(26)	(714)	(869)	24	(845)

Net interest expense (1)	(10)	(3)	(13)	(19)	(3)	(22)
Other financial expense	(12)	(7)	(19)	(30)	(1)	(31)
Income tax	(1)	(3)	(4)	17	(2)	15
Minority interests	1	—	1	(2)	—	(2)

Profit (loss) for the year from discontinued operations	(710)	(39)	(749)	(903)	18	(885)

______________
(1)

Consisting of interest expense of €(15) million less interest income of €2 million and interest expense of €(23) million less interest income of €1 million for the periods ending December 31, 2005 and 2004 respectively.

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2005 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

	Year ended December 31, 2005

	Assets and liabilities related to the displays and optical businesses	Assets and liabilities related to the AVA business	Total

	(in € millions)
Goodwill and intangible assets	—	44	44
Property, Plant and Equipment	—	12	12
Other assets	—	10	10
Inventories	—	119	119
Account receivable and other receivable	12	172	184
Total - Assets classified as held for sale	12	357	369

Provisions and Restructuring	35	28	63
Borrowings	—	3	3
Liabilities working capital	22	382	404

Total - Liabilities directly associated with assets classified as held for sale	57	413	470

2005 FORM 20-F – THOMSON GROUP F-47

Back to Index

12	Property, plant and equipment

	Land	Buildings	Machinery & Equipment	Other tangible assets	Total

	(in € millions)
At January 1, 2004
Cost	77	578	2,870	343	3,868
Accumulated depreciation	(1)	(225)	(1,902)	(87)	(2,215)
Net amount	76	353	968	256	1,653

Year ended December 31, 2004
Opening net amount at January 1, 2004	76	353	968	256	1,653
Exchange differences	(2)	(5)	(30)	(9)	(46)
Acquisition of subsidiaries (1)	7	8	154	6	175
Additions	—	5	109	192	306
Disposals	(1)	—	(13)	(7)	(21)
Disposal of subsidiaries	(10)	(32)	(43)	(19)	(104)
Depreciation charge	—	(23)	(242)	(15)	(280)
Impairment loss	(3)	(121)	(338)	(112)	(574)
Other	(9)	(6)	65	(108)	(58)
Closing net amount at December 31, 2004	58	179	630	184	1,051

At December 31, 2004
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)
Net amount	58	179	630	184	1,051

Year ended December 31, 2005
Opening net amount at January 1, 2005	58	179	630	184	1,051
Exchange differences	6	16	74	22	118
Acquisition of subsidiaries (1)	—	1	3	7	11
Additions	—	3	88	149	240
Disposals	(4)	(8)	(2)	(1)	(15)
Disposal of subsidiaries	(11)	(31)	(153)	(69)	(264)
Depreciation charge	—	(11)	(166)	(31)	(208)
Impairment loss	15	(29)	(50)	4	(60)
Reclassification as held for sale	—	(1)	(8)	(3)	(12)
Other	(13)	23	136	(121)	25
Closing net amount at December 31, 2005	51	142	552	141	886

At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)
Net amount	51	142	552	141	886

______________
(1)

This line item includes not only the impact of the acquisitions of the year as disclosed in Note 5 but also the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

Any impairment loss is charged in “Selling, general and administrative expenses and other income (expense)” for continuing operations and in “Profit (loss) from discontinued operations” for expenses related to discontinued activities.

F-48 2005 FORM 20-F – THOMSON GROUP

Back to Index

13	Goodwill and intangible assets

	Patents & Trademarks (1)	Customer relationships (1)	Other intangibles (3)	Total intangible assets	Goodwill (1)

	(in € millions)
At January 1, 2004
Cost	495	396	177	1,068	1,100
Accumulated amortization and impairment	(98)	(54)	(123)	(275)	—
Net amount	397	342	54	793	1,100

Year ended December 31, 2004
Opening net amount at January 1, 2004	397	342	54	793	1,100
Exchange differences	(24)	(35)	(3)	(62)	(74)
Acquisition of subsidiary (2)	4	188	3	195	308
Disposal of subsidiary	—	—	(2)	(2)	(7)
Additions	13	3	52	68	—
Depreciation charge	(12)	(35)	(31)	(78)	—
Impairment loss	—	—	—	—	(12)
Other	(3)	—	13	10	(137)
Closing net amount at December 31, 2004	375	463	86	924	1,178

At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization and impairment	(105)	(82)	(147)	(334)	(12)
Net amount	375	463	86	924	1,178

Year ended December 31, 2005
Impact of 1st application of IAS 32/39 (4)	—	—	—	—	8
Opening net amount at January 1, 2005	375	463	86	924	1,186
Exchange differences	48	71	7	126	145
Acquisition of subsidiary (2)	27	76	50	153	431
Additions	23	—	81	104	—
Depreciation charge	(25)	(52)	(48)	(125)	—
Impairment loss	—	—	—	—	—
Reclassification as held for sale	(25)	(2)	(8)	(35)	(9)
Other	(5)	2	6	3	3
Closing net amount at December 31, 2005	418	558	174	1,150	1,756

At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)
Net amount	418	558	174	1,150	1,756

______________
(1)	See details in tables below.
(2)

This line item includes not only the impact of the acquisitions of the year as disclosed in Note 5 but also the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

(3)	Includes capitalized development projects.
(4)	Commitment to purchase minority interests (see Note 38.5).

2005 FORM 20-F – THOMSON GROUP F-49

Back to Index

Goodwill

		As of December 31, 2005			As of December 31, 2004

	Purchase Date	Gross	Impairment	Net	Net

	(in € millions)
ATLINKS	1999 & 2003	51	—	51	50
Technicolor Group (1)	2001	445	—	445	387
Screenvision US	2001	34	—	34	30
BTS	2001 & 2002	107	—	107	107
Nextream	2001 & 2004	18	—	18	18
Thomson Broadband (ADSL)	2001	53	—	53	53
Vidfilm	2002	28	—	28	25
Grass Valley	2002	85	—	85	74
Southern Star Duplitek	2002	28	—	28	26
Panasonic Disc Services Corporation (PDSC) (1)	2002	241	—	241	207
Screenvision Europe	2002 & 2003	16	(5)	11	11
Technicolor Digital Cinema	2003	19	—	19	16
Cinecolor	2003	12	—	12	11
Corinthian	2004	32	—	32	25
The Moving Picture Company	2004	63	—	63	68
Inventel (2)	2005	117	—	117	—
Cirpack (2)	2005	56	—	56	—
ContentGuard (2)	2005	20	—	20	—
PRN (2)	2005	164	—	164	—
Thales Broadcast & Multimedia (2)	2005	109	—	109	—
Others (less than €10 million net individually)		63	—	63	70

Total		1,761	(5)	1,756	1,178

______________
(1)

Technicolor goodwill gross value increased by €58 million due to currency changes. PDSC goodwill gross value increased in 2005 by €30 million due to currency changes and by €4 million due to a commitment to purchase minority interests (see Note 38.5).

(2)	As of December 31, 2005, a preliminary purchase price allocation had been carried out on these companies. The final assessment should be completed no later than 12 months after the acquisition date.

F-50 2005 FORM 20-F – THOMSON GROUP

Back to Index

Patents, trademarks and customer relationships

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

Patents, trademarks and customer relationships consist mainly of:

•	trademarks of Technicolor® (€190 million at December 31, 2005), MPC (€2 million at December 31, 2005), Grass Valley® (€38 million at December 31, 2005) and THOMSON®;
•

customer relationships of Technicolor (€177 million, remaining amortization period of around 11 years), HNS (€164 million, remaining amortization period of around 6 years), PDSC (€61 million), Screenvision Europe (€18 million), Southern Star Duplitek (€27 million) and Vidfilm (€29 million);

•	a license to use the RCA® trademark for consumer electronics products was obtained in 1988 and in 1999 an extended usage of the RCA® trademark was purchased from General Electric.

Other intangible assets

This caption mainly comprises capitalized development projects and software.

Impairment of goodwill and trademarks

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (identified as “goodwill reporting units” thereafter).

Thomson identified six goodwill reporting units that are tested annually for impairment. All the goodwill reporting units except for the Technology unit, represent a level below the business segment of the Group, which is the lowest level of information that is given to the Executive Committee for management purposes:

•	in the Services division, 3 goodwill reporting units were identified, DVD activities, Film & Content Services and Network Services;
•	in the Systems & Equipment division, 2 goodwill reporting units were identified, Access Platforms & Gateways and Broadcast & Networks (“Grass Valley”);
•	the Technology division is considered as a single goodwill reporting unit.

Trademarks are considered as indefinite life assets. Consequently, they should be tested annually for impairment. For the purpose of this test, trademarks are either tested on a stand-alone basis by calculating their fair value or as part of a cash-generating unit by calculating the value-in-use of such CGU. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the estimated value of the trademark is the present value of the royalties saved by the Group. This method is commonly used to estimate the fair value of trade names.

2005 FORM 20-F – THOMSON GROUP F-51

Back to Index

In order to perform the annual impairment test, the Group uses the following assumptions to determine the recoverable amount of the reporting units:

	Services			Systems & Equipment

	DVD Services	Film & Content Services	Network operation services	Access Platform & Gateways	Broadcast & Networks

Method used to determine the recoverable amount	Value in use & royalty relief method for trademark	Value in use & royalty relief method for trademark	Value in use	Value in use	Value in use & royalty relief method for trademark
Description of key assumptions	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections	Budget & cash flow projections, royalty rate for Grass Valley trademark
Period for projected future cash flows	5 years	5 years	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	3%	3%	3%	3%	3%
Post-tax discount rate applied (1)
- As of September 30, 2005	9.5%	9.5%	9.5%	9.5%	9.5%
- As of December 31, 2004	9.5%	9.5%	9.5%	9.5%	9.5%

F-52 2005 FORM 20-F – THOMSON GROUP

Back to Index

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

	Services			Systems & Equipment		Total affected	Total

	DVD Services	Film & Content Services	Network Operation Services	Access Platform & Gateways	Broadcast & Networks

	(in € millions)
As of December 31, 2005
Gross amount of goodwill	544	314	254	274	327	1,713	1,761
Impairment	—	—	(5)	—	—	(5)	(5)
Net amount of goodwill	544	314	249	274	327	1,708	1,756

Net amount of trademarks (a)	192		—	—	38	230	257
As of December 31, 2004
Gross amount of goodwill	474	292	71	103	205	1,145	1,190
Impairment	—	—	(5)	—	—	(5)	(12)
Net amount of goodwill	474	292	66	103	205	1,140	1,178

Net amount of trademarks (a)	165		—	—	33	198	243
______________
(a)	Trademarks included in each unit are:
•	Technicolor® (used both in the DVD Services and in the Film & Content Services reporting unit) and The Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;
•	Grass Valley® for the “Broadcast & Networks” reporting unit.

In 2005, no goodwill impairment has been recognized.

In 2004, the following goodwill impairments have been recognized:

•

€7 million of goodwill write-off relating to the Chinese company responsible for Thomson then-TV activity at the date of transfer of its TV assets to TTE because goodwill was not part of transferable assets to TTE. The recoverable amount of this goodwill is its value in use;

•	€5 million of goodwill impairment relating to the Screenvision Europe activity within Services, in the line item “Selling, general, administrative expenses and others”.

2005 FORM 20-F – THOMSON GROUP F-53

Back to Index

14	Investments in associates

	Period ended December 31,

	2005	2004

	(in € millions)
Beginning of the year	260	11
Acquisition of associates	—	279
Share of (loss)/profit before impairment on associates	(19)	(2)
Impairment charge on associates	(63)	(18)
Foreign Exchange differences	30	(10)
Other equity movements	(4)	—
End of the year	204	260

Summarized financial information in respect of the Group’s associates is set out below:

	2005	2004

	(in € millions)
Balance Sheet
Total assets	1,858	1,439
Total liabilities	(1,340)	(1,044)
Total net assets	518	395

Group’s share of associates’ net assets before goodwill on associates	139	127
Goodwill on associates	65	133
Group’s share of associates’ net assets	204	260

Income Statement
Revenues	3,351	1,542
Profit/(loss) for the period	(57)	(6)
Group’s share of associates’ profit/(loss) for the period before impairment	(19)	(2)
Impairment charge on associates	(63)	(18)
Group’s share of associates’ profit/(loss) for the period	(82)	(20)

F-54 2005 FORM 20-F – THOMSON GROUP

Back to Index

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets		Group’s share of associates’ profit (loss)

	December	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

	(in € millions)
TCL-Thomson Electronics/TCL Multimedia (*)	29.32%	193	249	(82)	(20)
CTE El Athir (Tunisia)	30.0%	4	3	—	—
EasyPlug, S.A.S. (France)	50.0%	3	3	—	—
Techfund Capital Europe (France)	20.0%	2	3	—	—
Others (less than €2 million individually)		2	2	—	—

Total		204	260	(82)	(20)

______________
(*)

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TTE, of which Thomson holds 33% and TCL 67%. Thomson contributed its industrial TV assets. Thomson has neither control nor joint control of TCL-Thomson Electronics and accounts for its investment in TCL-Thomson Electronics under the equity method from July 31, 2004. The TV activity before July 31, 2004 is presented under full consolidation method. Thomson accounted for the contribution of its TV business as a disposal and booked the 33% interest in TCL-Thomson Electronics as an acquisition. Pursuant to the transaction, Thomson exchanged on August 10, 2005 its 33% investment in TCL Thomson Electronics against 29.32% (1,144,182,095 shares) of TCL Multimedia (formerly TCL International) listed in Hong Kong. Because the exchange of shares had no commercial substance, the new shares received were substituted to the previous shares without impact on the financial statements at exchange date.

The financial statements of TCL Multimedia used for the Group’s 2005 financial statements and presented here are from October 1, 2004 to September 30, 2005 because TCL Multimedia releases its financial statements at a later date than Thomson does.

	Period ended December 31,

	2005 (a)	2004 (b)

	(in € millions)
Investment in TTE/TCL	193	249
Of which share in net equity	129	116
Of which related goodwill	64	133
Market value of the investment in TCL based on quotations	139	(c)
______________
(a)

As of December 31, 2005, Thomson’s management determined that a triggering event occurred because the market value of its investment in TCL Multimedia was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment. In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. In order to assess the present value of related cash flows, Thomson used a 9.2% discount rate and a perpetual growth rate of 2.3%.As a result of the impairment test, Thomson recognized a €63 million impairment for the year ended December 31, 2005 on the carrying amount of its investment in TCL Multimedia.

(b)

As of December 31, 2004, Thomson identified certain triggering event requiring a review for impairment of its investment in TTE. This review resulted in the recognition of an impairment charge amounting to €18 million. This charge has been posted in the caption Share of profit (loss) from associates.

(c)	The investment in TTE in 2004 was not quoted.

2005 FORM 20-F – THOMSON GROUP F-55

Back to Index

15	Interest in Joint Ventures

The Group’s interests in jointly controlled entities are reported using the proportionate consolidation method. Screenvision Europe and Screenvision US represent the main interests of the Group in jointly controlled entities.

Joint ventures’ contribution to the Group’s balance sheet and income statement items is summarized below:

	Period ended December 31,

	2005	2004

	(in € millions)
Balance Sheet
Total current assets	71	59
Total long-term assets	102	85
Total current liabilities	89	75
Total long-term liabilities	12	10
Income Statement
Revenue	97	84
Expenses	(93)	(83)

Contribution to the Group’s income for the period	4	1

F-56 2005 FORM 20-F – THOMSON GROUP

Back to Index

16	Investments and financial assets available-for-sale

	Investments in:

	Listed securities	Unlisted securities (1)	Total

	(in € millions)
January 1, 2004	14	111	125

Acquisitions	24	22	46
Disposals	—	(50)	(50)
Foreign Exchanges differences	(2)	(6)	(8)
December 31, 2004	36	77	113

Impact of 1st application of IAS 32/39 (2)	26	—	26
January 1, 2005	62	77	139

Acquisitions (3)	241	25	266
Disposals (4)	(59)	—	(59)
Fair value adjustment (5)	(9)	—	(9)
Impairment recorded through income	(3)	(8)	(11)
Foreign Exchanges differences	3	12	15
December 31, 2005	235	106	341

______________
(1)

This caption includes minority positions in unquoted companies strategic to the Group, including at December 31, 2005, a preference share investment totaling €84 million at December 31, 2005 closing rate.

(2)

Available-for-sale assets are recognized at fair value. For listed shares, the restatement consists of recognizing in shareholders’ equity, the temporary difference between the carrying value and the market value, net of any possible deferred tax impacts.

(3)	Mainly acquisition of Videocon Industries GDRs in relation with the exit of our Tubes activity.
(4)	This amount includes €(15) million of previous year fair value adjustments recognized on investments that have been sold in 2005.
(5)	This caption includes fair value adjustments recorded directly in equity for €(9) million.
17	Contract advances

	2005	2004

	(in € millions)
Technicolor
Net amount of customer advances at year-end	163	164
Amortization booked during the year	(131)	(134)
Screenvision (US and Europe)
Net amount of customer advances at year-end	10	15
Amortization booked during the year	(16)	(10)

2005 FORM 20-F – THOMSON GROUP F-57

Back to Index

18	Inventories

	2005	2004

	(in € millions)
Raw materials	129	149
Work in process	45	52
Finished goods and purchased goods for resale	209	428
Sub-total	383	629
Less: valuation allowance	(50)	(61)

Total	333	568

As of December 31, 2004 and 2005 the accumulated depreciation includes respectively €11 million and nil of write-downs recognized within the framework of restructuring plans.

19	Trade accounts and notes receivables

	2005	2004

	(in € millions)
Trade accounts and notes receivable (1)	1,351	1,222
Less: valuation allowance	(36)	(42)

Total	1,315	1,180

______________
(1)

Including advances to suppliers sales deductions and price protection. Allowances are deducted from trade accounts and notes receivables gross for €143 million and €230 million as of December 31, 2005 and 2004, respectively.

Sales of receivables

The Group had in place a securitization program, from December 2002 to March 2005, which covered certain of its North American receivables. Under the program Thomson Inc. entered into an agreement allowing the sale, on a revolving basis, of a senior undivided ownership interest in a designated pool of receivables up to a maximum of USD 300 million. In 2004 the amount of the program was reduced to USD 200 million (€147 million at the December 2004 closing rate) and in March 2005 Thomson cancelled the program.

No sales of receivables were outstanding at December 31, 2004 under the securitization program.

Thomson sold receivables without recourse in 2005 for an amount of €7 million (no receivables without recourse were sold in 2004). These receivables have been derecognized as Thomson transferred all significant risks and rewards of the ownership of these receivables.

F-58 2005 FORM 20-F – THOMSON GROUP

Back to Index

20	Other current assets

	2005	2004

	(in € millions)
Value added tax receivable (1)	133	100
Other taxes receivable	8	8
Subsidies	11	19
Prepaid expenses	56	44
Other (2)	436	445

Total	644	616

______________
(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.
(2)	As of December 31, 2005 and 2004, other current assets include :
(i)	€113 million and €110 million of accrued royalty income, respectively;
(ii)	€7 million and nil of prepaid employee benefits obligation, respectively;
(iii)	nil and €114 million of hedge reevaluation suspense asset respectively (in 2005, this asset is now accounted for as a derivative financial instrument and presented separately (see Note 23)).
21	Cash and cash equivalents

	2005	2004

	(in € millions)
Cash	376	517
Cash equivalents	620	1,331

Total	996	1,848

Of which restricted cash deposits (1)	66	55

______________
(1)

Deposits of €50 million and €55 million at December 31, 2005 and December 31, 2004 respectively by TCE Television Taiwan guaranteeing loans to Thomson for the same amounts and at December 31, 2005 a €16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

The effective interest rate on short-term bank deposits was 2.31% (2004: 1.41%); these deposits generally have a maturity of less than 1 month.

2005 FORM 20-F – THOMSON GROUP F-59

Back to Index

22	Shareholders’ equity

(a) Common stock and additional paid-in capital

	December 31, 2005	December 31, 2004

Outstanding number of shares	273,308,032	273,308,032
Nominal value in €	3.75	3.75

Thomson share capital in €	1,024,905,120	1,024,905,120

(b) Treasury shares

	December 31, 2005	December 31, 2004

Treasury stock at cost (€)	238,982,228	55,307,575

Number of Treasury shares held	12,732,712	3,082,766

Out of which
purchased in the period	15,626,318	4,157,010
delivered	(2,352,544)	(141,838)
cancelled	—	(7,305,476)
sold but not yet delivered (*) (Inventel and Cirpack)	(3,623,828)	—

______________
(*)	Adjusted to potential additional shares as described in Note 5.

These treasury shares were acquired pursuant to the following transactions as authorized by the Board of Directors:

•	pursuant to the authorization of May 7, 2004 and May 10, 2005, the group repurchased 15,626,318 treasury shares during 2005 for a cost of €292 million;
•

a total of 2,351,648 shares has been delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel (Note 5) and 896 shares have been delivered in December 2005 due to requests of conversions of convertible bonds.

(c) Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of €500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of €492 million (issue price less offering discount and fees). The notes can be called at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest payable starting September 25, 2015 is the 3 month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent general meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

F-60 2005 FORM 20-F – THOMSON GROUP

Back to Index

The notes have a provision under which if there is a change of control and Thomson’s senior rating is reduced by one full notch by either Moody’s or S&P such that the reduction results in a rating below BAA3 by Moody’s or BBB- by S&P. If such event occurs, Thomson can redeem the bond at no penalty; however should Thomson decide not to redeem, an additional margin of 5% is added to the interest rate of the coupon.

(d) Dividends and distributions

In 2005 and 2004, Thomson paid to its shareholders a total dividend of €77 million and €71 million respectively, which represents €0.285 and €0.26 per share respectively.

Thomson’s Board of Directors held on February 21, 2006 approved a distribution of €0.30 per share. This distribution is subject to the shareholders’ agreement at the Shareholder’s Meeting convened on May 12, 2006.

The payment of the proposed distribution would eliminate the option to differ the interest on the subordinated perpetual notes referred to above. Of the interest thereby payable, €7.7 million would be accounted as an additional distribution in respect of the 2005 financial period.

(e) Minority interests

In 2005, the decrease of the minority interests is due mainly to the reclassification of minority interests into financial debt when Thomson grants a put on shares to minority interests.

(f) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At January 1, 2005, €15 million was recognized; this amount was removed from equity during 2005 and included in profit and loss during the period as the hedged transactions occurred. At December 31, 2005, €4 million has been recognized in equity.

2005 FORM 20-F – THOMSON GROUP F-61

Back to Index

23	Derivative financial instruments

The fair value of all derivative financial instruments is shown in the table below. Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value calculated by the banks is used. The fair value of forward exchange contracts and currency swaps are computed by discounting the difference between the contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing software and verified with the banks.

	December 31, 2005		January 1, 2005 (*)

	Assets	Liabilities	Assets	Liabilities

	(in € millions)
Interest-rate swaps – not designated as hedges (1)	1	—	—	—
Interest-rate swaps – fair value hedges (1)	—	11	11	—
Equity options (Silver Lake bond conversion option)	—	46	—	122
Total non-current	1	57	11	122

Forward foreign exchange contracts- cash flow and fair value hedges	5	6	16	15
Forward foreign exchange contracts- not designated as hedges (2)	—	4	99	—
Currency options	2	—	—	—
Equity derivatives - fair value hedges	—	—	—	19
Equity options	1	—	—	—
Other options (3)	1	—	—	—
Total current	9	10	115	34

Total	10	67	126	156

______________
(*)	First Application of IAS 32 and 39 starting with January 1, 2005.
(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2005 was €1,257 million (December 31, 2004: €195 million) of which €729 million were long term contracts and €528 million were short term contracts (less than 3 months) concerning French commercial paper. At December 31, 2005, the fixed interest rates vary from 2.12% to 6.11% (at December 31, 2004, 4.74% to 6.11%) and the floating rates are based on EONIA, $-LIBOR and £-LIBOR.

(2)	Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is taken in income.
(3)	Option to purchase an equity participation in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be not able to meet their financial obligations to Thomson. The maximum risk is the mark to market carrying values shown in the table above, that is, €10 million at December 31, 2005 and €126 million at January 1, 2005.

F-62 2005 FORM 20-F – THOMSON GROUP

Back to Index

24	Borrowings
24.1	Analysis by nature

	December 31, 2005	January 1, 2005	December 31, 2004

	(in € millions)
Debt due to financial institutions	1,046	783	773
Convertible/exchangeable bond (October 2000)	677	638	611
Convertible/exchangeable bond (March 2002)	12	604	600
Convertible/exchangeable bond (September 2004)	382	320	367
Bank overdrafts	123	29	29
Other financial debt (2)	81	177	61
Accrued interest (1)	1	—	60
Total non-current	858	1,540	1,597

Total current	1,464	1,011	904

Total	2,322	2,551	2,501

______________
(1)

At December 31, 2004 accrued interest included €48 million for the premium due at maturity on the October 2000 convertible bond which was recorded under French GAAP as financial expense over the bond duration as well as €12 million in accrued interest due to the coupons of the convertible bonds. Under IFRS the effective interest rate is used and the difference between the effective rate and the coupon paid on the bond is added to the principal amount of the bonds.

(2)	Includes minority interests having a put on Thomson which is reclassified to debt for an amount of €36 million as of December 31, 2005.
24.2	Convertible bonds

	Currency	Nominal amount issued	Original maturity	Yield to Maturity (%)	Debt component outstanding at 31.12.05 (*)

	(in € millions)
Convertible/exchangeable bond (October 2000)	EUR	812	Jan. 1, 2006	2.75%	677
Convertible/exchangeable bond (March 2002)	EUR	600	Jan. 1, 2008	1.00%	12
Convertible/exchangeable bond (September 2004)	USD	500	Sept. 16, 2010	3.00%	382
______________
(*)	Excluding the option component.

2005 FORM 20-F – THOMSON GROUP F-63

Back to Index

•

In October 2000, Thomson issued 11,175,385 convertible/exchangeable bonds, with a nominal value of €72.67 each, due on January 1, 2006 for an aggregate amount of €812,115,228. The number of bonds outstanding at December 31, 2005 is 8,411,832 and is explained as follows:

-	in 2004, 2,350,553 convertible bonds were repurchased at an average price of €77.604 and cancelled;
-	in June 2002, Thomson repurchased 413,000 bonds at an average price of €67.495. The repurchased bonds were cancelled.

The convertible/exchangeable bonds issued in October 2000, may be redeemed by bondholders for Thomson ordinary shares beginning October 11, 2001.

The bonds bear interest at a rate of 1% per annum, payable in arrears on January 1 of each year, with the first payment made on January 1, 2001. The bonds will mature and become due at a price of €79.71 per bond on January 1, 2006, unless previously converted, exchanged, redeemed or cancelled. This price is 109.69% of the original issue price resulting in a yield to maturity of 2.75%.

Each bondholder may elect to receive, in lieu of receiving payment of the principal, ordinary shares of Thomson of €3.75 par value each, at a ratio of one share for each bond, subject to adjustment upon occurrence of certain events.

The bonds are redeemable at Thomson’s option at any time on or after January 1, 2004, in whole but not in part, at a price enabling the bondholder to receive a gross redemption yield equal to the gross redemption yield that would have been received at final maturity, which is 2.75%, if the share price is greater than 120% of the bond redemption price for 20 consecutive days. Thomson may also repurchase any number of bonds at any time at any price on the Paris Bourse. Bonds so repurchased will be cancelled. Issuance costs of this convertible bond (€18 million) are amortized over the life of the debt instrument.

In accordance with IAS 32, issuance costs are deducted from the total bond value and the option component of the bond value is split out and accounted as equity. The deduction of issuance costs and the allocation of a portion of the proceeds to equity create a discount on issuance which is amortized to earnings over the life of the bond. The effective interest rate, including the impact of issue costs and the equity component is 7.09% per annum.

The bonds were repaid in full on January 2, 2006 for an amount of €677 million including the final coupon of €6 million.

•

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

The bonds were also redeemable on January 1, 2005, at the option of the bondholders at a price corresponding to the nominal value plus interest for the period January 1, 2004, to December 31, 2004. Of the original 14,814,815 bonds (€600 million), 14,493,324 bonds (€587 million) were redeemed on January 1, 2005, at the option of bondholders.

Due to this early redemption the amount of the bonds outstanding at as of December 2005 was €13 million (of which the debt component in accordance with IFRS was €12 million).

Thomson may also repurchase any number of bonds at any time at any price on the Euronext Paris S.A. Bonds so repurchased will be cancelled.

F-64 2005 FORM 20-F – THOMSON GROUP

Back to Index

In accordance with IAS 32, the effective interest rate, including the impact of issue costs and the splitting out of the equity component is 7.49% per annum.

•

On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake Partners LLC, with a nominal value of USD 21,660 each, for an aggregate amount of USD 499,999,440 (cash flows of the bonds are denominated in a currency other than euro, Thomson functional currency). The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of USD 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds are subject to certain transfer restrictions.

Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at a conversion ratio of 1,000 shares for each bond.

This conversion ratio is subject to adjustment under certain conditions. According to convertible bonds contract, the conversion ratio is 1,014.447 shares following the payment of dividends relating to 2004 period. The shares issued upon conversion or exchange are subject to certain sale restrictions.

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

Under IAS 32, the conversion option and the debt component are recognized at fair value at inception. Since these bonds are denominated in US dollar (and not in Thomson’s functional currency) and convertible into new ordinary shares or redeemable into new shares and/or existing shares denominated in euro and/or in cash, a component of the convertible bonds had to be accounted for separately as a derivative rather than as equity. Subsequent changes in the fair value of the conversion option are charged to financial result. The value of the conversion option is accounted for within non current derivative financial instruments (€46 million as of December 31, 2005).

Like Thomson’s other convertible bonds, the issuance costs are deducted from the total initial bond value and together with the separation of the conversion option create a discount on issuance which is amortized to earnings over the life of the bonds. The effective interest rate, including the impact of the separation of the option and the issue costs is 5.70% per annum.

24.3 Debt due to financial institutions - Private Placement

On June 30, 2003, Thomson issued senior notes in a total amount of USD 406 million (€342 million at the December 31, 2005 exchange rate) that were sold privately to institutional investors in the US. This private placement consisted of three series; a series of 7-year maturity notes in an amount of USD 96 million; a series of 10-year maturity notes in an amount of USD 192 million and a series of 12-year maturity notes in an amount of USD 118 million. The notes carry fixed interest rates of 4.13%, 4.74% and 4.84%, respectively, for the 7, 10 and 12-year maturity notes. The effective interest rates of these notes taking into account the issuance costs are 4.22%, 4.81% and 4.90% respectively, for the 7, 10 and 12-year maturity notes

Thomson swapped USD 200 million of the total issue in 2003 and the remaining USD 206 million in 2005, changing the debt from fixed rate to floating rate. Thomson may, at its option, prepay at any time all, or from time to time any part, of the notes. The amount prepaid shall be allocated among all of the notes outstanding at the time in proportion to the respective unpaid principal amounts.

2005 FORM 20-F – THOMSON GROUP F-65

Back to Index

On December 18, 2003, Thomson issued an additional GBP 34 million (€50 million at the December 31, 2005 exchange rate) of senior notes with a 10-year maturity and carrying a fixed rate of 6.11%; the entire amount of these additional notes were swapped to floating rate. The effective interest rate of these notes taking into account the issuance costs is 6.14%.

24.4 French commercial paper program

In June 2005 Thomson launched a French commercial paper program in order to increase its short term borrowing capacity. The program is rated A-2 by Standard & Poors. At December 31, 2005 €528 million was outstanding under this program.

24.5 Main features of the Group’s borrowings

The table below presents the periods for which the interest rate of Thomson’s interest rate sensitive borrowings are fixed following the repartition of the borrowings by maturity and by fixed or floating rate. The amounts shown are those reflected in Thomson’s consolidated financial statements and include principal and accrued interest at December 31, 2005.

	Amounts at December 31, 2005 with interest rate fixed for the following periods

	Less than 1 year	1 year to 5 years	Greater than 5 years	Total

	(in € millions)
Total borrowings	1,531	473	318	2,322
Effect of interest rate swaps	392	(81)	(311)	—

Net	1,923	392	7	2,322

(a) Maturity

	December 31, 2005	January 1, 2005	December 31, 2004

	(in € millions)
Total current debt (less than one year)	1,464	1,011	904

Between 1 and 3 years	21	817	827
Between 3 and 5 years	515	13	13
Over 5 years	322	710	757
Total non-current debt	858	1,540	1,597

Total debt	2,322	2,551	2,501

(b) Effective interest rates

	December 31, 2005	January 1, 2005	December 31, 2004

All borrowings (including impact of interest rate swaps):	4.89%	5.51%	2.59%

Of which convertible bonds:	6.60%	6.81%	2.20%

F-66 2005 FORM 20-F – THOMSON GROUP

Back to Index

(c) Carrying amounts and fair value of borrowings (refer to Note 25 (f))

(d) Analysis of borrowing by currency

	December 31, 2005	January 1, 2005	December 31, 2004

	(in € millions)
Euro	1,398	1,463	1,366
US Dollar	830	837	884
Other currencies	94	251	251

Total debt	2,322	2,551	2,501

(e) Undrawn credit lines

	December 31, 2005	January 1, 2005	December 31, 2004

	(in € millions)
Committed, expiring in greater than one year	1,750	1,750	1,750
Uncommitted (1)	781	767	767
Receivables sales agreement in North America	—	147	147

______________
(1)

The amount shown is full amount less borrowings only under the line; the uncommitted lines were also used at each year end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.).

The Group’s committed credit line of €1.75 billion, with a maturity in June 2010, serves as back-up to its French commercial paper program of which €528 million was outstanding as of December 31, 2005. Thomson cancelled its receivables sales agreement in North America (securitization program) in March 2005.

(f) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation, the senior notes issued privately to institutional investors in a total amount of €392 million and a €46 million Mexican capital lease. These financings are subject to two financial covenants: (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. Following renegotiation in June 2005, the Group’s €1.75 billion credit facility is no longer subject to financial covenants.

As of December 31, 2005, Thomson is compliant with all of these covenants.

2005 FORM 20-F – THOMSON GROUP F-67

Back to Index

25	Financial instruments and market related exposures

As indicated in Note 3, the Group uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of business.

(a) Foreign currency exposure

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2005 and 2004 is as follows:

	2005	2004

Forward exchange contracts (including currency swaps)
Euro	1,229	1,873
Pound sterling	144	183
Hong Kong dollar	31	22
Mexican pesos	12	33
Singapore dollar	40	26
US dollar	599	577
Polish zloty	106	88
Other currencies	42	35
Total forward purchases	2,203	2,837

Euro	(813)	(785)
Canadian dollar	(19)	(52)
Pound sterling	(58)	(152)
Japanese yen	(25)	(29)
US dollar	(1,099)	(1,561)
Polish zloty (*)	(120)	N/A
Other currencies	(75)	(159)
Total forward sales	(2,209)	(2,738)

Currency options contracts purchased
Put US dollar/Call Euro	75	—

Total	75	—

Deferred hedging gains (losses) related to anticipated transactions	3	(2)

______________
(*)	Included in “Other currencies” in 2004.

In order to match the currencies that Thomson borrows with the currencies that are lent to affiliates the corporate treasury enters into currency swaps primarily to convert euro borrowings into US dollar which are lent to the Group’s US affiliates. At the December

F-68 2005 FORM 20-F – THOMSON GROUP

Back to Index

31, 2005 exchange rate there was a mark to market currency loss on these swaps of €4 million. This amount is recognized in the Group’s financial result as an exchange loss and offsets the exchange gain on the revaluation in Euro of inter-company loans and advances in foreign currency made by treasury. In the balance sheet the mark to market value of these swaps is recognized in Financial Derivatives – Liabilities and offsets the increase in the Euro value of the foreign currency inter-company loans and advances.

(b) Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US dollar against the euro. The table below shows the impact of a 1% increase in the US dollar versus the euro on the Group’s sales, on its Profit from continuing operations before tax and financial result and on the currency translation adjustment component of equity.

	Transaction	Translation	Total

	(in € millions)
Sales	3	29	32
Profit from continuing operations before tax and financial result	2	—	2
Equity impact (Cumulative translation adjustment)	—	—	15

(c) Interest rate exposure

The Group’s interest rate exposure is presented as follows, by maturity:

	December 31, 2005

	2006	2007	2008	2009	2010	Thereafter	Total

	(in € millions)
Cash and cash equivalents – floating rate	996	—	—	—	—	—	996
Financial debt:
Floating rate	1,464	3	6	—	54	—	1,527
Fixed rate	—	—	13	1	459	322	795
Interest rate swaps, from floating to fixed (1)	—	—	—	337	—	—	337
Interest rate swaps, from fixed to floating (1)	528	—	—	—	81	311	920
Caps, fixed rate	—	—	—	337	—	—	337
______________

(1) US dollar/euro = 0.84331.

2005 FORM 20-F – THOMSON GROUP F-69

Back to Index

	December 31, 2004

	2005	2006	2007	2008	2009	Thereafter	Total

	(in € millions)
Cash and cash equivalents – floating rate	1,848	—	—	—	—	—	1,848
Financial debt:
Floating rate	904	—	160	—	—	44	1,108
Fixed rate	—	664	3	13	—	713	1,393
Interest rate swaps, from floating to fixed (2)	—	—	—	—	—	—	—
Interest rate swaps, from fixed to floating (2)	—	—	—	—	—	195	195
Caps, fixed rate	37	—	—	—	—	—	37
______________

(2) US dollar/euro = 0.733030.

Interest related to interest rate swaps contracted by the Group is as follows:

	December 31, 2005	January 1, 2005	December 31, 2004

	(in € millions)
Interest received:
Fixed rate	17	10	10
Floating rate	—	—	—
Interest paid:
Fixed rate	—	—	—
Floating rate	(16)	(6)	(6)

Net interest	1	4	4

In 2005, the Group entered into several interest rate swap transactions to convert a portion of its USD debt from fixed to floating rate (3 month LIBOR):

•	its 10-year senior notes in the amount of USD 110 million;
•	and its 7-year senior notes in the amount of USD 96 million.

These swap transactions are accounted for under hedge accounting treatment in accordance with IFRS.

In addition, the Group entered into USD 400 million of 3 year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month USD LIBOR and pays twelve month USD LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. These interest rate swaps are marked-to-market and the gain or loss is recorded in financial result. At December 31, 2005 there was a marked to market gain on these swaps of €1 million which was taken in financial result.

Also in 2005, the Group starting issuing French commercial paper with short term maturities of up to 3 months. The commercial paper is issued at the one month euro swap rate plus margin and swapped to EONIA. The Group marks to market these swaps and takes the gain or loss in financial result. At December 31, 2005 there was €528 million in such swaps outstanding with a mark to market valuation of €0.06 million.

F-70 2005 FORM 20-F – THOMSON GROUP

Back to Index

The Group did not enter into any interest rate hedging operations in 2004.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3 month LIBOR for USD debt, and 6 month GBP-LIBOR for GBP one):

•	its 12-year senior notes in an amount of USD 118 million;
•	its 10-year senior notes in the amount of USD 82 million;
•	and its 10-year senior notes in the amount of GBP 34 million.

These swap transactions are accounted for under hedge accounting treatment in accordance with IAS 39.

In 2002 Thomson bought an interest rate cap that provided that until 2005 Thomson will receive the difference between 3 month USD LIBOR and the cap rate on a nominal amount of USD 50 million if three month USD LIBOR is above the cap rate and less than the knock-out rate. This cap expired in August 2005. The cap had no impact on the Group’s 2005 results as the cost of the cap had already been fully taken in financial result over the period 2002-2004.

The average interest rate on the Group’s consolidated debt is as follows:

	2005	2004

Average interest rate on borrowings	5.07%	2.74%
Effective interest rate after interest rate hedging	5.04%	2.60%
Effective interest rate after currency swaps and interest rate hedging	5.33%	2.21%

The effective weighted average interest rate in 2005 (including interest rate hedging) on the Group’s consolidated deposits was 2.31% (1.41% in 2004).

The percentage of the Group’s average debt at floating rates taking into account interest rate hedging operations is as shown below. The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate.

	2005	2004

	(in € millions)
Average debt	2,247	2,302
Percentage at floating rate	71%	30%

The Group’s average deposits in 2005 amounted to €952 million, 100% at floating rate.

A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately €6 million.

2005 FORM 20-F – THOMSON GROUP F-71

Back to Index

(d) Equity instruments

At December 31, 2005, Thomson had an outstanding equity call option on a quoted investment as well as calls on Thomson shares. The calls for 538,000 Thomson shares were bought for a total premium of €0.03 million in March 2005 to cover outstanding stock options. The calls as well as the stock options have an exercise price of €55.90.

At December 31, 2004, Thomson had an outstanding equity forward sale and a call option on a quoted investment as well as puts on Thomson shares. The puts for 2,000,000 Thomson shares were sold in December 2004 in the over the counter market for a premium of €2 million. The puts had an exercise price of €18.75. The puts were sold in the framework of Thomson’s share repurchase program. They expired unexercised in March, April and May 2005.

(e) Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterpart credit rating is as follows:

Foreign exchange forwards:

Counterpart’s rating (according to Standard & Poor’s)	2005	2004

A-1+	95.6%	91.3%
A-1	3.8%	2.0%
A-2	0.6%	6.7%
Total
	100.0%	100.0%

All significant cash deposits are maintained with rated financial institutions. In addition an amount of €7 million was invested in mutual funds as of December 31, 2005 and accounted for in the line “Marketable securities”.

F-72 2005 FORM 20-F – THOMSON GROUP

Back to Index

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit:

Counterparty’s rating (according to Standard & Poor’s)	2005	2004

A-1+	77.9%	44.8%
A-1	17.6%	6.2%
A-2	2.4%	2.0%
A-3	—	1.1%
B	0.1%	2.6%
BB+	0.4%	—
Money Market funds	—	42.8%
Non rated financial institutions	1.6%	0.5%

Total	100.0%	100.0%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson. The maximum credit risk exposure on the Group’s cash, cash equivalents and marketable securities was €1,003 million at December 31, 2005. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

(f) Fair value of financial assets and liabilities

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to net book value due to their short-term maturities.

The fair value of long-term debt, shown in the table below, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements.

For the fair value of available-for-sale assets see Note 16.

For the fair value of financial derivatives see Note 23.

	December 31, 2005		January 1, 2005		December 31, 2004

	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value

	(in € millions)
Non-current borrowings
Convertible bonds	387	382	963	1,170	1,039	1,170
Other borrowings	471	450	577	585	558	566

2005 FORM 20-F – THOMSON GROUP F-73

Back to Index

26	Reserves for post-employment benefits

26.1  Summary of the benefits

	December 31, 2005	December 31, 2004

	(in € millions)
Pension benefit plan	494	494
Medical post-retirement benefits	445	356

Total reserves for post-employment benefits	939	850

Of which non-current	877	785
Of which current	62	65

Thomson Group provides various types of pension and medical postretirement benefits to employees. The type of benefits offered to an individual employee is related to local legal requirements as well as operating practices within subsidiaries. These plans are either defined-contribution, defined-benefit or multi-employer plans.

(a) Defined contribution plans

For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid increased by the return on investment. The pension costs of these plans, corresponding to the contributions paid, are charged in the income statement. In 2005, the total contributions paid by Thomson amounts to €44 million.

(b) Defined benefit plans

These plans mainly cover pension plans, retirement indemnities and medical post-retirement benefits.

Pension benefits

The benefits are mainly based on employee’s pensionable salary and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension plans maintained by the Group are mainly the following:

•	Within Nafta area, the plans mainly consist in pension plans in the United States:

The employees of Thomson, Inc. are covered by a defined benefit pension plan, funded by a trust fund. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum requirements of the US Employee Retirement Income Security Act of 1974 (“ERISA”). Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement.

Technicolor mainly operates two defined benefit pension plans: a cash balance pension plan that covers substantially all non-union employees, funded through a trust fund, and an additional pension plan for executive employees, closed to new participants.

•	In Germany, employees are covered by several vested non-funded pension plans. These plans mainly provide employees with retirement annuities and disability benefits.
•

In France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement.

•	In other countries, Thomson mainly maintains a dedicated pension plan in the UK, funded by a trust fund, which provides retirement annuity benefits.

F-74 2005 FORM 20-F – THOMSON GROUP

Back to Index

Medical Postretirement benefits

In the US, Thomson Inc provides to employees a postretirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan is eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. Such plan is no longer opened to newcomers since 2003.

(c) Multi-employer plan

One of Thomson subsidiaries in Netherlands takes part in the multi-employer defined benefits plan “Metalelektro”. As the information about the dividing up of contributions between each member of the plan is not available, Thomson accounts for this plan as a defined contribution plan.

26.2    Analysis of the reserves for post-employment benefits

	Pension plan benefits		Medical Postretirement benefits		Total benefits

	December 2005	December 2004	December 2005	December 2004	December 2005	December 2004

	(in € millions)
Opening provision	494	483	356	371	850	854

Net Periodic Pension Cost	33	65	24	20	57	85
Cash usage	(56)	(55)	(17)	(15)	(73)	(70)
Change in perimeter (1)	(26)	(7)	—	—	(26)	(7)
Reclassification in held for sale (2)	(7)	—	—	—	(7)	—
Actuarial (gains) losses recognized in SORIE (3)	40	15	28	8	68	23
Currency translation adjustment	16	(7)	54	(28)	70	(35)

Closing provision	494	494	445	356	939	850

______________
(1)	Change in perimeter relates to (i) the disposal of Thomson tube plants in Italy and Poland and its marketing and sales business and (ii) the acquisition of Thales Broadcast & Multimedia, mainly.
(2)	Refer to Note 11.
(3)	Statement of recognized income and expense.

2005 FORM 20-F – THOMSON GROUP F-75

Back to Index

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical postretirement benefits plan in the United States. These reimbursement rights result from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003.

As of December 31, 2005 and December 31, 2004, the carrying value of this asset amounts to €65 million and €43 million, respectively and is posted in the caption “other non-current asset”.

	Medical post-retirement benefits

	2005	2004

	(in € millions)
Fair value at the beginning of the year	43	43

Net periodic costs	5	4
Actuarial (gains) losses recognized in SORIE (*)	10	—
Currency translation adjustment	7	(4)

Fair value at the end of the year	65	43

______________
(*)	Statement of recognized income and expense.

(a)   Analysis of the change in benefit obligation

	Pension benefits		Medical post-retirement benefits		Total benefits

	2005	2004	2005	2004	2005	2004

	(in € millions)
Benefit obligation at the beginning of the year	(668)	(699)	(342)	(353)	(1,010)	(1,052)

Current service cost	(19)	(24)	(4)	(4)	(23)	(28)
Financial component of benefits	(32)	(35)	(22)	(22)	(54)	(57)
Amendment	—	(5)	—	—	—	(5)
Business combination/Disposal (1)	26	9	—	—	26	9
Plan participants contribution	(1)	(1)	(7)	—	(8)	(1)
Curtailment/settlement	49	47	—	3	49	50
Actuarial gain (loss)	(41)	(21)	(28)	(8)	(69)	(29)
Benefits paid	39	45	24	15	63	60
Currency translation adjustment	(34)	16	(52)	27	(86)	43

Benefit obligation at the end of the year	(681)	(668)	(431)	(342)	(1,112)	(1,010)

Benefits obligation wholly or partly funded	(294)	(270)	—	—	(294)	(270)
Benefit obligation wholly unfunded	(387)	(398)	(431)	(342)	(818)	(740)
______________
(1)	In 2005, the business combinations mainly relate to the disposal of the Tubes business and the acquisition of Thales Broadcast & Multimedia.

F-76 2005 FORM 20-F – THOMSON GROUP

Back to Index

(b)   Analysis of the change in the fair value of plan assets

	Pension benefits		Total benefits

	2005	2004	2005	2004

	(in € millions)
Fair value at the beginning of the year	179	221	179	221

Expected return on plan assets	13	12	13	12
Actuarial gains (losses) recognized in SORIE (*)	1	4	1	4
Employer contribution	26	16	26	16
Plan participant contribution	1	1	1	1
Curtailment/settlement	(47)	(60)	(47)	(60)
Business combination/disposals	—	(2)	—	(2)
Benefits paid	(9)	(6)	(9)	(6)
Currency translation adjustment	19	(7)	19	(7)

Fair value at the end of the year	183	179	183	179

______________
(*)	Statement of recognized income and expense.

Medical postretirement benefits plans are wholly un-funded.

(c)   Reconciliation of the reserve recognized

	Pension benefits		Medical Post-retirement benefits		Total benefits

	December 2005	December 2004	December 2005	December 2004	December 2005	December 2004

	(in € millions)
Benefit obligation	(681)	(668)	(431)	(342)	(1,112)	(1,010)

Fair value of plan assets	183	179	—	—	183	179
Funded status (I)	(498)	(489)	(431)	(342)	(929)	(831)

Unrecognized prior service cost (II)	(3)	(5)	(14)	(14)	(17)	(19)
Reclassification for Held for Sale (*) (III)	7	—	—	—	7	—
Reserve for post-employment benefits (III) = (I)+(II)+(III) (**) (***)	(494)	(494)	(445)	(356)	(939)	(850)

Prepayment and reimbursement rights recognized as an asset (***)	—	—	65	43	65	43
Net pension Accruals (***)	(494)	(494)	(380)	(313)	(874)	(807)

______________
(*)	Refer to Note 11.
(**)	As Thomson has adopted the revised IAS19, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses.
(***)

Thomson recognized separately reimbursement rights related to certain of its postretirement medical plan in the United States as a separate assets as required by IAS 19 revised in an amounts of €65 million and €43 million as of December 31, 2005 and 2004, respectively. This asset is posted in other non-current assets.

2005 FORM 20-F – THOMSON GROUP F-77

Back to Index

(d)   Actuarial gain and losses

	2005	2004

	(in € millions)
Opening cumulative amount of actuarial gain and losses recognised in SORIE	(23)	—
Actuarial gain and losses of the year	(58)	(23)
Closing cumulative amount of actuarial gain and losses recognised in SORIE	(81)	(23)

26.3 Elements of the income statement

Total expense for pensions and other benefits for the years ended December 31, 2005 and 2004 is detailed as follows:

	Pension benefits		Medical post-retirement benefits		Total benefits

	2005	2004	2005	2004	2005	2004

	(in € millions)
Service cost (*)	(19)	(24)	(4)	(4)	(23)	(28)
Financial component of benefits (**)	(32)	(35)	(22)	(22)	(54)	(57)
Expected return on plan assets (**)	13	12	—	—	13	12
Amortization of prior service costs	—	(7)	2	2	2	(5)
Effect of curtailment	5	(8)	—	4	5	(4)
Effect of settlement	—	(3)	—	—	—	(3)
Total Net Periodic Pension Cost	(33)	(65)	(24)	(20)	(57)	(85)

Service costs on reimbursement rights	—	—	2	2	2	2
Financial components on reimbursement rights (**)	—	—	3	2	3	2

Net Pension costs	(33)	(65)	(19)	(16)	(52)	(81)

______________
(*)	of which €1 million is posted in Profit (loss) from discontinued operations in 2005.
(**)	of which €29 million and €35 million, net, are posted in Income from continuing Operation (in financial result).

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

26.4 Plan assets

When defined benefit plans are funded, mainly in the US, U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

The actual return on plan assets amounts to €14 million and €16 million for the year ended 2005 and 2004 respectively.

F-78 2005 FORM 20-F – THOMSON GROUP

Back to Index

Thomson pension plans weighted-average asset allocations by asset category are as follows:

	2005		2004

	Allocation of plan assets	Allocation of the fair value of plan assets	Allocation of plan assets	Allocation of the fair value of plan assets

Equity securities	55%	101	58%	104
Debt securities	45%	82	39%	70
Other	—	—	3%	5

Total	100%	183	100%	179

26.5 Information by geographic area

The following information summarizes (a) the reserve for employee benefits, (b) the benefit obligations, (c) the fair value of assets and (d) the unrecognized benefit obligation by geographic area.

(a) Reserve for employee benefits

	2005	2004

	(in € millions)
Pension plan (1)
NAFTA(2)	105	80
Germany	293	292
France	74	67
Other countries (2)	22	55
Sub-total	494	494

Medical post-retirement benefits
NAFTA(2)	445	356

Total reserves for employee benefits	939	850

______________
(1)	Pension plans in France and Italy relate to retirement indemnities.
(2)	“NAFTA” includes the US, Canada and Mexico. “Other countries” mainly relate to United Kingdom.

2005 FORM 20-F – THOMSON GROUP F-79

Back to Index

(b) Actuarial present value of benefit obligations

	Pension benefits		Medical post-retirement benefits		Total benefits

	2005	2004	2005	2004	2005	2004

	(in € millions)
Present value of benefit obligation
NAFTA affiliates	(221)	(208)	(431)	(342)	(652)	(550)
German affiliates	(300)	(292)	—	—	(300)	(292)
French affiliates	(71)	(60)	—	—	(71)	(60)
Other affiliates	(89)	(108)	—	—	(89)	(108)

Total	(681)	(668)	(431)	(342)	(1,112)	(1,010)

(c) Fair value of plan assets

	Pension benefits		Medical post-retirement benefits		Total benefits

	2005	2004	2005	2004	2005	2004

	(in € millions)
Present value of benefit obligation
NAFTA affiliates	116	126	—	—	116	126
German affiliates	—	—	—	—	—	—
French affiliates	—	—	—	—	—	—
Other affiliates	67	53	—	—	67	53

Total	183	179	—	—	183	179

The Group estimates that cash outflows related to pension and Medical post-retirement benefits plans amounted to €35 million in 2006, broken down as follow:

•	€27 million for our pension plans in the US;
•	€8 million for our pension plan in the UK.

(d) Summary of unrecognised obligations to be amortized

	Pension benefits		Medical post-retirement benefits		Total benefits

	2005	2004	2005	2004	2005	2004

	(in € millions)
Unrecognized actuarial prior service (cost) gain
NAFTA affiliates	—	—	(14)	(14)	(14)	(14)
German affiliates	—	—	—	—	—	—
French affiliates	(3)	(5)	—	—	(3)	(5)
Other affiliates	—	—	—	—	—	—

Total unrecognized prior service (cost) gain	(3)	(5)	(14)	(14)	(17)	(19)

F-80 2005 FORM 20-F – THOMSON GROUP

Back to Index

26.6 Assumptions used in actuarial calculations

The following table details the assumption used for determining the benefit obligation:

	Pension benefits		Medical post-retirement benefits

	2005	2004	2005	2004

Discount rate	4.44%	5.13%	5.74%	6.00%
Expected return on plan assets	6.38%	6.73%	—	—
Average long term rate of compensation increase	3.11%	3.14%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

The average assumption rate for the increase of the health care cost pre 65/post 65 will be 7.50%/10.5% in 2006, 6.75%/9.0% in 2007, 6.0%/7.5% in 2008, 5.25%/6.0% in 2009 and 5.0%/5.0% thereafter.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits as of December 31, 2005 by €40.5 million at December 31, 2005 closing rate, and the service and financial components of the 2005 post-retirement benefit expenses by €3 million at December 31, 2005 closing rate.

The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits as of December 31, 2005 by €34.5 million at December 31, 2005 closing rate, and the service and financial components of the 2005 post-retirement benefit expense by €2 million at December 31, 2005 closing rate.

27	Provisions for restructuring and other charges

27.1 Restructuring provisions

	December 31, 2005	December 31, 2004

	(in € millions)
Provision at the beginning of the year	76	95
Current year expense(1)	130	820
Release of provision(1)	(17)	(19)
Usage during the period	(92)	(195)
Currency translation adjustment	7	(3)
Reclassification to Held for Sale	(34)	—
Other movements(2)	(16)	(622)

Provision at the end of the year	54	76

Of which current	45	76
Of which non-current	9	—

2005 FORM 20-F – THOMSON GROUP F-81

Back to Index

______________
(1)	Restructuring costs, net of release have been posted as follow in the consolidated income statements:

	December 31, 2005	December 31, 2004

	(in € millions)
Income from Continuing Operations
Selling general and administrative expenses and others (a)	(51)	(70)
Income from discontinued operations (2)	(62)	(731)

Total restructuring costs	(113)	(801)

______________
(a)	of which:

	December 31, 2005	December 31, 2004

	(in € millions)
Termination costs	(50)	(59)
Write off of assets	(1)	(11)

Total restructuring expenses	(51)	(70)

______________
(2)

As of December 31, 2005 and 2004, this amount includes mainly write-down of assets. All write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2005 and 2004 amounts to €-3 million and €-601 million, respectively and is mainly included in the income from discontinued operations.

27.2	Other provisions

	Warranty	Others (1)	Total (2)

	(in € millions)
As of January 1, 2004 (*)	79	87	166

Current period additional provision	84	76	160
Release of provision	(3)	(28)	(31)
Usage during the period	(93)	(43)	(136)
Currency translation adjustments and other	(17)	(6)	(23)
As of December 31, 2004	50	86	136

Current period additional provision (*)	64	272	336
Release of provision	(5)	(103)	(108)
Usage during the period	(63)	(25)	(88)
Currency translation adjustments and other	(8)	(6)	(14)
As of December 31, 2005	38	224	262

______________
(*)	Refer to 38.3 (h) § i.
(1)	For the year ended December 31, 2005, other reserves accruals are mainly related to the disposal of the Tubes plants.
(2)	Split of Total provisions between non-current and current:
-	as of December 31, 2004, €55 million classified as non-current and €81 million as current,
-	as of December 31, 2005, €185 million classified as non-current and €77 million as current.

F-82 2005 FORM 20-F – THOMSON GROUP

Back to Index

28	Share based payments

Stock option plans and dilutive potential ordinary shares

In accordance with the transition provisions of IFRS 2 “Share Based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2:

•

on September 22, 2004, the board of Directors approved on a stock option plan for 574 beneficiaries. 3,599,900 options have been granted to employees and directors. Half of these options will vest on September 22, 2007 and the remaining 50% will vest on September 22, 2008. They may be exercised up to 10 years from the date of grant;

•

on April 19, 2005, the board of Directors approved on a new stock option plan for 93 beneficiaries from which 719,400 options have been granted to employees and directors. Half of these options will vest on April 19, 2008 and the remaining 50% will vest on April 19, 2009. They may be exercised up to 10 years from the date of grant;

•

on December 8, 2005, the board of Directors approved on a new stock option plan for 390 beneficiaries from which 1,993,175 options have been granted to employees and directors. Half of these options will vest on December 8, 2008 and the remaining 50% will vest on December 8, 2009. They may be exercised up to 10 years from the date of grant.

At December 31, 2005, the main characteristics of the stock option plans covered by IFRS 2 were as follows:

	Plan September 22, 2004	Plan April 19, 2005	Plan December 8, 2005

Number of options granted	3,599,900	719,400	1,993,175
Vesting date	50% as of September 22, 2007 50% as of September 22, 2008	50% as of April 19, 2008 50% as of April 19, 2009	50% as of December 8, 2008 50% as of December 8, 2009
Option life	10 years	10 years	10 years
Exercise price	16.00 €	20.82 €	17.73 €
Estimated fair values of the options granted	6.53 €	7.32 €	6.25 €
Number of options cancelled since the beginning of the plan	193,110	22,400	—
Number of options outstanding	3,406,790	697,000	1,993,175

2005 FORM 20-F – THOMSON GROUP F-83

Back to Index

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Number of share options	Weighted Average Exercise Price (in €)

Outstanding as of January 01, 2004	—	—
Granted	3,599,900	16.0
Exercised	—	—
Forfeited	(10,590)	16.0
Expired	—	—
Outstanding as of December 31, 2004 (with an average remaining contractual life of 9.8 years)	3,589,310	16.0

Out of which exercisable	—	—

Granted	2,712,575	18.6
Exercised	—	—
Forfeited	(204,920)	16.5
Expired	—	—
Outstanding as of December 31, 2005 (with an average remaining contractual life of 9.2 years)	6,096,965	17.1 (ranging from €16 to €20.82)

Out of which exercisable	—	—

Common stock call agreement in connection with the formation of “TCL-Thomson Electronics” (TTE)

In connection with the Combination Agreement with TCL Corporation (“TCL Corp”) to form “TCL-Thomson Electronics” (TTE), Thomson may provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson now employed by TTE.

The maximum amount of shares to be provided by Thomson was 545,279 and the estimated fair value of the option granted to TTE employees amounts to 15.1€at grant date.

These shares are vested progressively from August 2004 to August 2007.

Stock option retention agreements in connection with acquisitions

Inventel: on March 29, 2005, Thomson acquired 100% of Inventel.

In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 shares are granted at a cost of €20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). Such number of shares may decrease to cap to €8.8 million the total possible gain for the stock holder for each of the two vesting dates.

At grant date, the weighted estimated fair value of the option granted to Inventel employees amounts to 3.2€per option.

F-84 2005 FORM 20-F – THOMSON GROUP

Back to Index

Cirpack: on April 20, 2005, Thomson acquired 100% of Cirpack.

In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 shares are granted at a cost of €20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder. At the participant’s option, this plan can be settled in cash.

At grant date, the weighted estimated fair value of each option granted to Cirpack employees amounts to €1.8 per option.

Summary for the movement of stock options in connection with TTE, Cirpack and Inventel:

	Number of share options for retention plans	Weighted Average Exercise Price (in €)

Outstanding as of January 01, 2004	—	—
Granted	403,441	0.0
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding as of December 31, 2004 (with an average remaining contractual life of 1.5 years)	403,441	0.0

Out of which exercisable	—	—

Granted	3,861,756	20.5
Exercised	—	—
Forfeited	(70,110)	0.0
Expired	—	—
Outstanding as of December 31, 2005 (with an average remaining contractual life of 1.4 years)	4,195,087	18.8 (ranging from €0 to €20.70)

Out of which exercisable	117,355	0.0

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

For Inventel and Cirpack retention plans, the number of options depends on future market conditions (gain caped to a global gain ceiling). For these plans, the fair value of options was determined using the Black and Scholes formula modified to take into account the gain ceiling.

2005 FORM 20-F – THOMSON GROUP F-85

Back to Index

The inputs into the model were as follows:

	For stock options plans granted in 2005	For stock options plans granted in 2004	For TTE option plan granted in 2004	For Cirpack option plan granted (*) in 2005	For Inventel option plan granted in 2005

Weighted average share price at measurement date	€18.4	€16.5	€15.5	€17.8	€21.3
Weighted average exercise price	€18.6	€16	€0	€20.2	€20.7
Expected volatility	35%	35%	N/A	24%	21%
Expected life	7 years	9 years	2 years	1 year	3 years
Risk free rate	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	€6.5	€6.5	€15.1	€0.7 (*)	€3.2
______________
(*)

Cirpack’s plan requires remeasurement at each balance sheet date because it can be cash settled. Therefore indicated value for this plan is updated as of December 31, 2005 and the change in fair value (- €1.1 per option) is recognized as compensation expense with counterpart in liabilities.

For share options plan, Thomson considered an expected turn over of 8% based on historical observation.

Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Factors that have been considered in estimating expected volatility for long term maturity stock option plan include:

•	the historical volatility of Thomson’s stock over the longer period available;
•	adjustments to this historical volatility based on changes of Thomson’s business profile.

For shorter maturity options, expected volatility was determined based on implied volatility on Thomson’s share observable at grant date.

Compensation expenses charged to income this year

	Year ended December 31, 2005 (*)	Year ended December 31, 2004

	(in € millions)
Employees subscription options plans	(6)	(2)
Retention Plans (**)	(6)	(1)

TOTAL	(12)	(3)

______________
(*)	The counterpart of this expense has been credited for €11 million to equity and for €1 million to liability.
(**)	Out of which €3 million and €1 million for the year ended December 31, 2005 and 2004, respectively are related to other than Thomson employees.

F-86 2005 FORM 20-F – THOMSON GROUP

Back to Index

Elements concerning the plans to which IFRS 2 has not been applied (granted before 7 November 2002 and/or vested as of January 1, 2005)

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 are as follows:

•	BASAs (“Bons d’Achat et de Souscription d’Actions”) acquired by the Group’s employees who were eligible to the plan. These BASAs were entirely vested prior to December 31, 2004;
•	Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004;
•	Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002;
•	Stock options plans granted prior to November 7, 2002.

	Plan 1	Plan 2	TTE Options	“BASA” Bons d’Acquisition or de Souscription d’Actions

Day of Grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004	September 15, 2004
Number of options granted	4,018,500	3,540,300	141,838	3,100,000 (*)
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004	On the day of grant (September 15, 2004)
Option life	10 years	10 years	August 31, 2004	Till June 30, 2006
Exercise price	55.90 Euros	31.50 Euros	0 Euros	16 Euros
______________
(*)	This number corresponds only to the BASA attributed to Thomson employees in the total 12,471,369 BASA given to shareholders.

2005 FORM 20-F – THOMSON GROUP F-87

Back to Index

The detail of stock options not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

	Number of options	Weighted Average Exercise Price (in €)

Outstanding as of January 01, 2004	5,983,400	43.9
Granted	7,008,528	15.7
Exercised	(141,838)	—
Cancelled (exchanged)	(3,972,000)	42.3
Forfeited	(394,010)	51.0
Expired	—	—
Outstanding as of December 31, 2004 (with an average remaining contractual life of 6.3 years)	8,484,080	21.8

Out of which exercisable	1,299,000	49.8

Granted	—	—
Exercised	—	—
Forfeited	(963,130)	39.4
Expired	—	—
Outstanding as of December 31, 2005 (with an average remaining contractual life of 5.4 years)	7,520,950	19.5

Out of which exercisable	905,200	45.1

29	Other current and non-current liabilities

	2005	2004

	(in € millions)
Non-current royalties	103	129

Total other non-current liabilities	103	129

Taxes payable	116	93
Current royalties	176	257
Long lived assets acquisition balance	14	64
Other	444	386

Total current liabilities	750	800

F-88 2005 FORM 20-F – THOMSON GROUP

Back to Index

30	Payables on acquisition of companies

As of December 31, 2004, the amount of promissory notes outstanding was €84 million (USD 115 million) of which €9 million was for accrued interest, related to the acquisition of Technicolor.

On March 16, 2005, Thomson repaid the last promissory notes for a total amount of €86.3 million (USD 115 million) of which €9.5 million (USD 12.7 million) was for accrued interest.

As of December 31, 2005, Thomson has a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of €138 million.

2005 FORM 20-F – THOMSON GROUP F-89

Back to Index

31	Earnings per share

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2005	2004

Numerator:	98	333
Adjusted profit from continuing operations attributable to ordinary shareholders (in € millions) (1)
Denominator (weighted shares in thousands):	293,796	298,762

Of which
BASA’s	1,964	299
Silverlake convertible (September 2004)	23,417	6,704
Cirpack and Inventel options (weighted)	924	—
Other stock options	830	139
Other convertible	—	17,973

______________
(1)	Profit from continuing operations is adjusted by the following items:

	2005	2004

	(in € millions)
Profit from continuing activities	176	324

Profit from continuing activities attributable to ordinary shareholders	175	325

Potential interest payable on subordinated note	(5)	—
Profit from continuing activities attributable to ordinary shareholders for basic earnings per share	170	325

Cancellation of the fair value gain on the derivative element of the Silverlake convertible bond and of the interests expensed in the period	(69)	—
Cancellation of the Interest on convertible bonds for those which are dilutive	—	8
Cancellation of the gain on the change in value of the call granted to TCL as part of the deal regarding the creation of TTE	(3)	—

Adjusted profit from continuing activities attributable to ordinary shareholders for diluted earnings per share	98	333

F-90 2005 FORM 20-F – THOMSON GROUP

Back to Index

32	Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

Europe (1)	9,435	16,609
North America	12,334	12,992
Asia (2)	7,441	12,842
Other countries (3)	3,265	6,636
Number of employees in subsidiaries	32,475	49,079

Number of employees in entities consolidated under the equity method	34,201	32,354

Total employees	66,676	81,433

(1) Of which Poland	970	5,416
(2) Of which People’s Republic of China including Hong Kong	6,034	11,030
(3) Of which Mexico	2,204	5,647

The total “Employee benefits expenses” is detailed as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

	(in € millions)
Wages and salaries	1,044	1,275
Social security costs (a)	202	299
Compensation expenses linked to share options granted to directors and employees (b)	9	2
Pension costs - defined benefit plans	52	81
Termination benefits and other long-term benefits (c)	54	61

Total Employee benefits expenses (excluding defined contribution plans)	1,361	1,718

Pension costs - defined contribution plans	44	N/A

______________
(a)	Includes the defined contribution expenses paid within a legal and mandatory social regime.
(b)	For details refer to Note 28 on “Share based payments”.
(c)	Include termination costs of €50 million and €59 million in 2005 and 2004 respectively. These costs were posted in restructuring expenses in the income statement (see Note 27).

2005 FORM 20-F – THOMSON GROUP F-91

Back to Index

33	Acquisition of subsidiaries, associates and investments

	Year ended December 31, 2005	Year ended December 31, 2004

	(in € millions)
Inventel	(82)	—
Cirpack	(40)	—
ContentGuard	(20)	—
Premier Retail Network	(248)	—
Command Post	—	(11)
Hughes Network Systems	—	(204)
The Moving Picture Company	(11)	(78)
Nextamp	(7)	—
VCF Thématiques	(11)	—
TTE (1)	—	(115)
Other	(35)	(108)
Videocon industries	(240)	—
Technicolor	(77)	(83)
Acquisition of investments	(771)	(599)

Less cash position of companies acquired	61	13
Acquisition of investments, net	(710)	(586)

______________
(1)	The 2004 negative cash flow effect on TTE is linked to the disposal of Thomson television business and the creation of TTE.

F-92 2005 FORM 20-F – THOMSON GROUP

Back to Index

34	Contractual obligations and commercial commitments

The two tables presented below provide information regarding contractual obligations and commercial commitments for the year ended December 31, 2005 for which the company is obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this Note, in accordance with IFRS.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

			Amount of commitments expiring per period

Contractual obligations	December 31, 2004 Total	December 31, 2005 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years

	(in € millions)

Financial debt (1)	2,501	2,322	1,464	21	515	322
Of which capital lease liability (2)	71	70	11	18	18	23
Payables on acquisition and disposal of companies (1)	84	312	312	—	—	—

Unconditional future payments
Operating leases (2)	510	438	90	140	89	119
Other (3)	68	142	92	40	8	2

Unconditional purchase obligations
Financial investments (4)	16	32	31	1	—	—
Property, plant and equipment	9	1	1	—	—	—

Contingent future payments
Guarantees given (5)	181	167	2	50	26	89
Other conditional obligations (6)	71	200	103	63	15	19

______________
(1)

Financial debt and payables on acquisition and disposal of companies are reported for their principal amounts and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	Operating and finance leases are described below in this Note.
(3)

Other unconditional future payments relate to information technology service agreements, general sponsoring agreements entered into in the US., guarantees given for assets disposal, and other contractual advances.

(4)

In December 2005, Thomson announced the acquisition of at least 33.3% of the issued and outstanding shares of Canopus Co. Ltd, a Japan-based leader in high-definition desktop video editing software, and launched a public tender offer for the remaining Canopus shares. The total value of the private transaction combined with the pending tender offer would represent approximately €91 million for 100% shares. Therefore, as of December 31, 2005 a commitment of €30 million is reported.

(5)	Guarantees given for disposal of assets.
(6)

Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations. In 2005, Thomson granted to banks of Videocon a guarantee for an amount of €59 million, and reciprocally the Group received from Videocon a guarantee for the same amount (€59 million).

2005 FORM 20-F – THOMSON GROUP F-93

Back to Index

			Amount of commitments expiring per period

Commercial commitments	December 31, 2004 Total	December 31, 2005 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years

	(in € millions)

Unconditional future payments
Royalties (1)	1	1	1	—	—	—
Commercial purchase obligations (2)	165	129	85	37	7	—

Contingent future payments
Guarantees given:
- to suppliers	25	24	15	8	—	1
- for legal court proceedings and custom duties (3)	65	62	24	8	1	29
- other (4)	19	39	34	2	2	1

Total	109	125	73	18	3	31

Standby letters of credit (5)	68	79	79	—	—	—
Other commercial commitments	10	8	2	6	—	—

______________
(1)

Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(2)	Include commitments to buy advertising space for €56 million in its cinema sale house activity.
(3)	These guarantees comprise:
-

guarantees for customs duties amount to €43 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period;

-

the Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements;

-

guarantees given for legal court proceedings amount to €19 million, including a €12 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by installment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.

(4)

Under the terms of many of its long-term contracts, the Group must provide to its clients performance guarantees issued by banks. For the twelve months period ended December 31, 2005 and as of December 31, 2004 these guarantees amount to €34 million, and €9 million respectively, mainly related to its broadcast activities.

(5)	Standby letters of credit relate mainly to guarantees in favor of suppliers.

F-94 2005 FORM 20-F – THOMSON GROUP

Back to Index

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the two tables above. These commitments are disclosed in the following table as follows:

•	forward exchange contracts, swaps and options and metal hedging contracts: for their related cash inflow and outflow amounts;
•	interest rate swaps: for the underlying nominal debt amounts.

	December 31, 2005	December 31, 2004

	(in € millions)

Currency swaps	1,544	1,581
Forward exchange contracts	665	1,157
Interest rate swaps	1,257	195
Metals hedging contracts	—	8
Foreign exchange options	74	—

Total commitments given	3,540	2,941

Currency swaps	1,536	1,680
Forward exchange contracts	667	1,157
Interest rate swaps	1,257	195
Metals hedging contracts	—	8
Foreign exchange options	75	—

Total commitments received	3,535	3,040

Guarantees and commitments received amount to €61 million and €2 million as of December 31, 2005 and as of December 31, 2004, respectively.

2005 FORM 20-F – THOMSON GROUP F-95

Back to Index

Operating and finance leases

Commitments related to future minimum and non-cancelable lease payments are detailed below:

	At December 31, 2005		At December 31, 2004

	Finance leases (1)	Operating leases	Finance leases (1)	Operating leases

	(in € millions)
2005	—	—	16	99
2006	11	89	14	78
2007	9	77	13	61
2008	9	63	13	46
2009	9	47	7	41
2010	9	41	2	—
After 5 years	23	121	6	185
Net present value of minimum commitments	70	438	71	510

Effect of discount	13	—	13	—

Total minimum future lease payments	83	438	84	510

______________
(1)	Included in borrowings.

Significant finance leases

The two main finance leases relate to the Services Division (€46 million in Mexico and €18 million in the UK).

Significant operating leases

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

•

Thomson S.A. sold an office building located in Boulogne-Billancourt, France for €91 million (€89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. In 2005 the lease has been extended for a three-year period additional to the initial lease term;

•

Thomson, Inc. sold a US. office building (administration and technical services buildings) in March 2000 for €57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

F-96 2005 FORM 20-F – THOMSON GROUP

Back to Index

35	Contingencies

Legal Proceedings

In the normal course of the business, the Group is involved in legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third party is identified, the outcome of which may result in a potential liability that can be reasonably estimated.

U.S. Customs Service Investigation

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

A civil investigation was also initiated by the U.S. Customs Service (“U.S. Customs”), which first issued pre-penalty notices on December 21, 1998 alleging that certain subsidiaries of the Group and five of its employees intentionally undervalued television tubes imported by the Group from the Italian affiliate. In January 1999, all actions with respect to the pre-penalty notices were suspended in exchange for a series of waivers of the statute of limitations extending through September 2005.

On December 21, 2004, a penalty notice was issued by the U.S. Customs that withdrew allegations of fraud and any action on years 1997 and 1998, also indicating that no penalty should be issued against individual officers and employees of Thomson. In settlement discussions subsequent to the issuance of the penalty notice, Thomson made an offer of compromise (without admitting or denying liability) representing payment of duties in the amount of $5.6 million. U.S. Customs accepted the offer on June 23, 2005, and the case is now closed.

Italian tax litigation

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A. which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to €31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favorable decisions from the Courts, to apply for the new tax amnesty, enacted y the Italian Parliament in 2003 and paid a total amount of €1.35 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4.2 million and (ii) tax penalties amounting to €4.2 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003 before the court of Latina, and Videocolor S.p.A. challenged this appeal on June 25, 2004 and the judgment has been fixed for April 6, 2006.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3.5 million and €1.8 million, respectively and (ii) tax penalties amounting to €3.5 million and €1.8 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided,

2005 FORM 20-F – THOMSON GROUP F-97

Back to Index

on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €127,000 and (ii) penalties amounting to €127,000. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Brazilian tax litigation

Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non-payment of the Social Contribution on Profit (“CSSL”) for a total amount of 29.3 million of reals (around €10 million) from 1994 to 2003, despite the fact that, in 1991 and 1997, a Court gave the right to Thomson not to pay CSSL as the CSSL violated the Federal Constitution. Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds of this assessment.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD2.4 billion (€61.6 million at December 31, 2005 buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October, 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recordation. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit. Thomson has also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. The parties await the District Court’s summary judgment ruling.

F-98 2005 FORM 20-F – THOMSON GROUP

Back to Index

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

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta Inc., Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office. (“USPTO”).

The USPTO has now issued initial office actions on all seven patents rejecting all claims asserted in the litigation as unpatentable. Pegasus/PMC has initiated appeals on two of the office actions with the Board of Patent Appeals and Interferences (“BPAI”), and is expected to appeal similarly the remaining rulings. If the BPAI rejects the appeals, Pegasus/PMC has the right to appeal to the U.S. Federal Circuit Court of Appeals.

Parental Guide of Texas

In December 2000, Parental Guide of Texas, Inc. filed suit against Thomson Inc. and numerous other consumer electronics manufacturers in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a patent which relates to inhibiting the intelligible output of possibly undesirable sound and visual events of a television program. In October 2002, Thomson Inc. entered into a Release and License Agreement with Parental Guide of Texas Inc. whereby the Company agreed to license Parental Guide’s V-Chip patents. The amount to be paid by Thomson was contingent upon the amount, if any, of the litigation royalty established by Parental Guide in the lawsuit. Thomson Inc. contended that all of the other defendants settled prior to trial and that it did not owe Parental Guide any further license payments. On February 7, 2003, Parental Guide filed suit in the U.S. District Court for the Eastern District of Texas alleging that Thomson Inc. was in breach of the Release and License Agreement. In March 2004, Parental Guide and Thomson Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. On January 20, 2005, the Court issued an Order and Final Judgment in favor of Thomson Inc. Parental Guide appealed the District Court’s decision to the U.S. Federal Circuit Court of Appeals.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July of 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC has appealed that ruling with the U.S. Federal Circuit Court of Appeals.

UGC Arbitration

Screenvision Holdings (Europe) Limited (“Screenvision”), a joint venture between Thomson and Carlton Communications Ltd, in

2005 FORM 20-F – THOMSON GROUP F-99

Back to Index

which the Thomson group holds 50%, has filed an arbitration claim at the ICC Court in May 2003 against UGC S.A., RMB International S.A. (“RMB”) and Régie Media Belge S.A. The claim was filed on the basis that UGC and RMB failed to comply with certain obligations under the agreement for the sale of a 51% stake in an Italian cinema advertising business to Screenvision. The claim amounts to €25 million. The ICC Court’s award was delivered on August 19, 2005. The Court acknowledges that UGC and RMB failed to manage properly their Italian subsidiary (RMB Italia SpA) and failed to cause RMB Italia SpA’s management to cooperate with Screenvision. However, the ICC Court judges an absence of causal link between UGC/RMB failures and the losses incurred by Screenvision. Screenvision has lost on most of its principal claims and did not obtain any damages. Screenvision decided not to appeal.

Antidumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings related to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Customs Code. This claim is not an admission of liability. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., versus Canal+ Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal+ Technologies, S.A. entered into several agreements which ultimately gave Canal+ Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal+ Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal+ Technologies. No milestones were ever set. In 2002, Canal+ Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal+ Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. At the beginning of 2003, Thomson acquired Canal+ Technologies from Canal+ with some guarantees related to this case. The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal+ Technologies. Plaintiffs have initiated an appeal of the unfavorable jury verdict with the Ninth Circuit Court of Appeals.

Thomson Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc. received a letter, dated March 25, 2004, from Praxair, Inc., owner and operator of an onsite oxygen manufacturing plant constructed on the Circleville facility property in 1996, demanding assurances that Thomson’s performance would be maintained for the remaining seven (7) years of the contract. Although the Circleville facility no longer uses oxygen, Praxair argues that the contract provides for the continuance of certain minimum payments and services, which over the remaining life of the contract could exceed $14,000,000 (the net present value is estimated at $9,850,000). On July 30, 2004, Thomson filed suit against Praxair in Cleveland, Ohio seeking a declaration from the Court that its remaining obligations under the contract, if any, are terminated. Thomson

F-100 2005 FORM 20-F – THOMSON GROUP

Back to Index

has also sued Praxair and its alliance partner, Corning, Inc., to recover certain damages Thomson contends it sustained as a result of certain misrepresentations which were made by Praxair/Corning concerning the operating efficiencies, benefits, and reduced costs involved in shifting production to an oxy-fueled system. Praxair has responded by filing a Counterclaim seeking a declaration that the contract continues to be valid and enforceable and seeking an award of damages to be proven at trial. On March 15, 2006 the Court issued a decision and entry granting Praxair’s summary judgment motions and dismissing Thomson’s claims against Praxair. The Court has also scheduled a trial on June 7, 2006 to determine the amount of damages (if any) Thomson owes Praxair for breach of the oxygen agreement.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson, Inc. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. Compression systems are typically utilized in products such as digital cameras, cellular phones, printers and scanners. The Federal Trade Commission (“FTC”) has undertaken a non-public antitrust investigation of CLI and its parent, Forgent Corporation, to determine whether CLI violated the FTC Act by reason of CLI’s involvement in the jPEG standard-setting process. Thomson is defending itself alone and in conjunction within a joint defence group of other defendants. In February 2005, the suit was transferred to a multidistrict proceeding in the U.S. District Court for the Northern District of California.

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

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities arising from this site, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is not exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

2005 FORM 20-F – THOMSON GROUP F-101

Back to Index

36	Related party transactions

TCL Multimedia Technology Holdings Ltd (“TCL”)

On August 10, 2005, Thomson exercised its option to convert its 33% investment in TCL-Thomson Electronics (“TTE”) into a 29.32% interest in TCL Multimedia Technology Holdings Ltd (“TCL”).

Since July 30, 2004, the date on which Thomson and TCL formed TTE, Thomson accounted for its investment in TTE, and currently accounts for its investment in TCL, using the equity method. As a consequence, TTE is considered a related party of Thomson since August 1, 2004, and TCL is considered a related party since Thomson exercised its option on August 10, 2005.

In September 2005, Thomson and TCL entered into an agreement from which Thomson sold to TCL its “TV marketing and sales” business in United States and EMEA (Europe, Middle East and Africa), as well as the “TV Styling Services” business. Following such sale, all agreements entered into between Thomson and TTE related to certain “Sales & Marketing” and “Styling services” businesses have been terminated. Agreements related to the use of our RCA® and Thomson® trademarks remain.

In the ordinary course of business, Thomson provides various products and services to TTE. These products and services comprise in particular cathode ray tubes, televisions manufactured on a sub-contractual basis by Thomson’s Angers facility, licenses of certain Thomson patents and trademarks, and certain marketing and distribution services. For the five month period ended December 31, 2004 and the period ended December 31, 2005 such sales amounted to €365 million and €355 million, respectively. As of December 31, 2004 and 2005, amounts due from TTE to Thomson amounted to €106 million and €13 million respectively.

In addition, Thomson and TTE entered into a 24-month Receivable Purchase and Sale Agreement, pursuant to which Thomson purchases TTE’s receivables and collects those receivables. With regard to this agreement, as of December 31, 2004 and 2005, Thomson had loans outstanding of €99 million and €57 million to TTE and recognized an amount of €4 million and €3 million as financial income for the 5 months ended December 31, 2004 and 12 months ended December 31, 2005, respectively.

France Telecom and its subsidiaries (“FT”)

Since May 2004, Mr. Lombard, CEO of FT since March 1, 2005, is a Director of Thomson. In addition, from October 2, 2002 until February 27, 2005, Mr. Breton was CEO of FT and Director of Thomson and chairman of the Thomson’s strategic committee. As a consequence, FT is considered a related party of Thomson since October 2002.

In the normal course of its business and based on market conditions Thomson entered into the following transactions with FT:

•

Thomson is a supplier of “Triple Play” and ADSL set top boxes and other telephone products to FT. For the year ended December 31, 2005 and 2004, such sales amounted to €153 million and €41 million, respectively. At December 31, 2005 and 2004, amounts due from FT to Thomson amounted to €55 million and €9 million, respectively;

•

in December 2000, Thomson entered into a telecommunications outsourcing agreement with FT (Equant), pursuant to which FT will provide all of the Group’s telecommunications requirements, including voice, data and videoconferencing. The agreement is known as Thomson Infrastructure Network Operations Services (“TINOS”). On November 7, 2002, with effect as of September 1, 2002, Thomson and FT amended the TINOS agreement in order to include within its scope all of the Group’s recent acquisitions. There were no significant developments for the period ended December 31, 2005.

F-102 2005 FORM 20-F – THOMSON GROUP

Back to Index

Microsoft Corporation and its subsidiaries (“Microsoft”)

Henry P. Vigil, Senior Vice President of Microsoft Corporation is a member of the board of Directors of Thomson. As a consequence, Microsoft is a related party of Thomson.

Thomson sells products and services to Microsoft, including, mainly, duplication and distribution services and promotional services, optical kits and royalties. These sales amounted to €49 million and €77 million for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, Thomson had accounts receivable from Microsoft amounting to €17 million and €10 million, respectively.

In the context of the acquisition of 25% of the share capital of Contentguard (Note 5) completed on March 14, 2005, Thomson acquired 2,365,261 shares from Microsoft for a consideration price of USD 12 million. After this acquisition, Thomson, Microsoft and Time Warner share the control of Contentguard with each a 33% control interest.

Microsoft, Canopus Co., Ltd (“Canopus”), Canopus Corporation, Thomson Japan, K.K. and Thomson entered into an agreement, effective November 30, 2005, in connection with the impact on a technology license agreement between Canopus and Microsoft of the acquisition by an affiliate of Thomson of more than 50% of the shares of Canopus.

Silver Lake Partners (SLP)

Mr Roux, SLP Managing Director, is a member of the board of directors of Thomson since September 15, 2004 and SLP is therefore assessed as a related party of Thomson since that date.

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC (Note 24.2).

As of December 31, 2004 and December 31, 2005, Thomson has a financial debt toward SLP amounting to €367 million (USD 500 million) and €422 million (USD 500 million), respectively.

In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of €382 million and €367 million as of December 31, 2005 and December 31, 2004, respectively. In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to €46 million and €122 million as of December 31, 2005 and 2004, respectively. Change in fair value of the derivative instrument is charged to financial result of the Group (note 4). For the period ended December 31, 2005, Thomson recognized a financial income of €83 million.

For the period ended December 31, 2004 and December 31, 2005,Thomson incurred interest and certain other expenses in an amount of €4 million and €15 million, respectively, toward SLP.

Carlton Communications Plc and its subsidiaries (“Carlton”)

From March 16, 2002 until September 22, 2004 Carlton has held a 5.5% interest in the share capital of Thomson. As a consequence and for practical reason, Carlton is assessed a related party of Thomson until December 31, 2004.

In March 2001, Thomson partially financed the Technicolor acquisition (note 2) by issuing promissory notes to Carlton in the amount of €669 million (USD 600 million), based on the historical exchange rate. Thomson incurred interest charges related to this debt of €3 million for the period ended December 31, 2004.

On May 7, 2002, the Group created a new joint venture with Carlton, Screenvision Europe, in order to purchase and operate the cinema screen advertising businesses in UGC and RTBF theatres in Europe. After the acquisition, Carlton and Thomson shared equally in the financing of Screenvision Europe’s business. The debt due to Carlton by Screenvision Europe in the Group’s financial statements, amounted to €18 million at December 31, 2004.

2005 FORM 20-F – THOMSON GROUP F-103

Back to Index

These loans bore interest at market rates, with Screenvision Europe incurring interest expense amounting to €0.5 million for the year ended December 31, 2004.

DIRECTV and its subsidiaries (“DIRECTV”)

DIRECTV was a shareholder of Thomson until August 21, 2002.

Eddy Hartenstein, member of the Board of Directors of Thomson, ceased to be Vice-Chairman of the Board of Directors of DIRECTV Inc on December 31, 2004. As a result, DIRECTV ceased to be a related party of Thomson on this date, and the following describes transactions with DIRECTV until December 31, 2004.

In the normal course of the business and based on market conditions, Thomson sells products to DIRECTV, mainly digital decoders and satellite receivers and services. Moreover, over the course of 2004, Thomson and DIRECTV concluded the following agreements:

•

on June 24, 2004, Thomson acquired the HNS’ set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes;

•

Thomson’s sales to DIRECTV amount to €374 million for the period ended December 31, 2004. Thomson also sold to retailers a significant number of digital decoders and satellite which are designed for prospective DIRECTV subscribers;

•	on December 31, 2004, receivables from DIRECTV amounted to €35 million.

TSA and its subsidiaries (“TSA”)

TSA is no longer considered a related party of Thomson because Mr. Thierry Breton resigned from his position of Chairman of TSA and member of the Board of Directors of Thomson on February 27, 2005.

Key Management Personnel Compensation

Compensation expenses paid to board members have been approved by our shareholders meeting held on November 10, 2002.Compensation payments to board members in 2005 and 2004 for board meetings held in 2004 and 2003 amounted to €299,000 and €450,000, respectively.

In 2004 and 2005, compensation expenses paid to members of our executive committee is shown in the below table:

	2005	2004

	(in € millions)
Short term employee benefits	13	13
Post-employments benefits	1	1
Termination benefits (*)	—	2
Share-based payment	3	1

Total	17	17

______________
(*)

Following the decision of the board of directors meeting held in October 2002, subsequently approved by the shareholders meeting held on May 2003, Charles Dehelly has been paid with a termination benefits amounted to €1,515,315, together with a €422,913 benefits payment related to its six months notice period.

F-104 2005 FORM 20-F – THOMSON GROUP

Back to Index

37	Subsequent events

On December 5, 2005 Thomson signed an agreement to acquire one third of the issued and outstanding shares of Canopus Co., ltd, a Japan based leader in high definition desktop video editing software. The transaction was subject to Governmental Authorities authorization and successful due diligence. The purchase price (¥ 3,8 billion equivalent to €27.5 million) was paid on January 26, 2006 partially in cash and by a delivery of 821,917 Thomson treasury shares.

In parallel Thomson launched a public tender offer for the remaining Canopus shares.

The final closing took place on January 26, 2006, thus allowing the company to take control of 94.31% of Canopus share capital for a total additional consideration of ¥ 8,3 billion (equivalent to €60 million using the December 31 closing exchange rate) and will consolidate this activity from this closing date.

On January 13, 2006, Thomson acquired the network services business assets and liabilities of EDS, Convergent Media Systems. These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately US$ 37 million (equivalent to €31 million using the December 31, 2005 exchange rate), subject to an increase by up to US$ 7 million dependent upon the performance of the acquired company in 2006 and 2007. Thomson will consolidate this activity as of January 13, 2006.

Given the short time-lapse between these subsequent events and the date of issuance of the Group’s consolidated financial statements, the amounts that will be recognized in the Group 2006 financial statements are not yet available.

38	Reconciliations between IFRS and French GAAP

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are expected to be mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:

•	IAS 32 – “Financial instruments: disclosure and presentation”. The Group applies this standard starting from January 1, 2005;
•	IAS 39 – “Financial Instruments: recognition and measurement”. The Group applies this standard starting from January 1, 2005;
•	IFRS 5 – “Non-current assets held for sale and discontinued operations”. The Group applies this standard starting from January 1, 2005.

The 2004 IFRS financial information was prepared in compliance with IFRS 1 “First Time Adoption of the International Financial Reporting Standards”. The general principle is the retrospective application of all standards except for the above-mentioned standards and the exemptions elected by the Group.

The relating IFRS adjustments were accounted for in the opening shareholders’ equity.

In accordance with IFRS 1, the Group elected to apply the following exemptions related to the full retrospective application:

(a)	Business combinations

The Group elected not to apply IFRS 3 to business combinations that have occurred prior to January 1, 2004. All acquisitions made since January 1, 2004 have been recognized in accordance with IFRS 3.

2005 FORM 20-F – THOMSON GROUP F-105

Back to Index

(b)	Translation of foreign subsidiaries accounts

In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity (refer to section 38.2 (g) Cumulative translation adjustments). All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation differences prior to January 1, 2004.

(c)	Valuation of tangible assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date (refer to section 38.2 (a) Property, plant and equipment § ii). This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TTE in July 2004.

(d)	Employee benefits

In accordance with the IFRS 1 optional exemption, the Group elected to recognize all cumulative actuarial gains and losses as of January 1, 2004 into opening retained earnings (refer to section 38.2 (i) Reserve for post employment benefits/Other non-current assets/Other non-current liabilities). The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

(e)	Share-based payment

According to IFRS 1, the Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights have not vested as of December 31, 2004 (refer to section 38.3 (k) Retained earnings and other reserves § i).

The following reconciliations between French GAAP and IFRS provide a quantification of the effects of the transition to IFRS and the details of the impact of the transition on:

•	shareholders’ equity as of January 1, 2004 and December 31, 2004 (section 38.1);
•	balance sheet as of January 1, 2004 (section 38.2);
•	balance sheet as of December 31, 2004 (section 38.3);
•	net income for the year ended December 31, 2004 (section 38.4);
•	balance sheet as of January 1, 2005 (section 38.5);
•	cash-flow statement as of December 31, 2004 (section 38.6).

F-106 2005 FORM 20-F – THOMSON GROUP

Back to Index

38.1	Shareholders’ equity as of January 1, 2004 and December 31, 2004

	Year ended December 31, 2004

	January 1, 2004	Net result for 2004 (1)	Other	CTA	December 31, 2004

	(in € millions)
Shareholders’ equity under French GAAP	3,583	(636)	(171)	(106)	2,670
Customer relationships	(58)	(23)	—	6	(75)
Restructuring costs for business combinations	—	(29)	—	2	(27)
Goodwill amortization	—	100	—	(5)	95
Consolidation scope – Special purpose entities	(43)	—	43	—	—
Transaction costs – TTE transaction	(9)	4	—	—	(5)
Fair value of property, plant and equipment	(17)	2	—	—	(15)
Capital gain on transferred assets	—	12	—	(1)	11
Revenue recognition – Licensing and patents activity	(27)	24	—	—	(3)
Rebates received	—	(4)	—	—	(4)
Capitalization of development projects, net of accumulated amortization	16	14	—	—	30
Employee benefits obligation	(152)	(25)	(23)	8	(192)
Share based payment	—	(3)	3	—	—
Other IFRS adjustments	4	(7)	—	(1)	(4)

Total IFRS adjustments before tax	(286)	65	23	9	(189)

Tax effects from IAS 12 except on IFRS adjustments	(3)	—	—	—	(3)
Tax effect on IFRS adjustments	(14)	12	—	(1)	(3)

Total IFRS adjustments	(303)	77	23	8	(195)

Shareholders’ equity under IFRS	3,280	(559)	(148)	(98)	2,475

______________
(1)	Bridge between net loss for the year ended December 31, 2004 released in Interim IFRS transition information and the one released in the present section is disclosed in 38.4 (j).

2005 FORM 20-F – THOMSON GROUP F-107

Back to Index

38.2	Balance sheet as of January 1, 2004

	Note	French GAAP	IFRS transition impact	IFRS

	(in € millions)
ASSETS
Non-current assets:
Property, plant and equipment	a	1,474	180	1,654
Goodwill		1,100	—	1,100
Intangible assets	b	835	(42)	793
Investments in associates		11	—	11
Investments and financial assets available-for-sale		125	—	125
Contract advances		205	—	205
Deferred tax assets	c	294	23	317
Other non-current assets	i	95	43	138

Total non-current assets		4,139	204	4,343

Current assets:
Inventories	d	744	1	745
Trade accounts and notes receivable		1,315	—	1,315
Current accounts with affiliated companies		79	—	79
Other current assets	e	619	(36)	583
Cash and cash equivalents		2,384	—	2,384

Total current assets		5,141	(35)	5,106

Total assets		9,280	169	9,449

F-108 2005 FORM 20-F – THOMSON GROUP

Back to Index

	Note	French GAAP	IFRS transition impact	IFRS

	(in € millions)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock		1,052	—	1,052
Treasury shares		(210)	—	(210)
Additional paid in capital		1,938	—	1,938
Other reserves		4	(4)	—
Retained earnings	f	1,411	(911)	500
Cumulative translation adjustments	g	(612)	612	—
Shareholders’ equity		3,583	(303)	3,280
Minority interests		9	—	9

Total equity		3,592	(303)	3,289

Non-current liabilities:
Borrowings	h	1,871	321	2,192
Reserve for post-employment benefits		653	128	781
Other provisions		32	—	32
Deferred tax liabilities	k	23	40	63
Other non-current liabilities	i	129	13	142
Payables on acquisition of companies		84	—	84

Total non-current liabilities		2,792	502	3,294

Current liabilities:
Borrowings		263	(1)	262
Reserve for post-employment benefits	i	—	73	73
Restructuring provisions		118	(23)	95
Other provisions		174	—	174
Trade accounts and notes payable	l	1,365	6	1,371
Accrued employee expenses	i	183	—	183
Income tax payable		85	—	85
Other current liabilities	m	614	(85)	529
Payables on acquisition of companies		94	—	94

Total current liabilities		2,896	(30)	2,866

Total liabilities, shareholders’ equity and minority interests		9,280	169	9,449

The following notes explain the main adjustments to the balance sheet as of January 1, 2004:

2005 FORM 20-F – THOMSON GROUP F-109

Back to Index

(a)	Property, plant and equipment

(i) Consolidation of fixed assets related to entities previously not consolidated	193
(ii) Fair value adjustment of property, plant and equipment	(17)
(iii) Reclassification of spare parts to fixed assets	5
Other	(1)

Total impact – increase in property, plant and equipment	180

(i) Under IFRS, according to SIC 12 interpretation, Special Purpose Entities (SPEs) that are controlled in substance are consolidated even if the Group has no share in their capital. Under French GAAP, these SPEs were not consolidated as of December 31, 2003 if the Group had no share in their capital. As of January 1, 2004 the Group had two special purpose entities, whose aim was to implement two synthetic leases for Thomson Display Mexicana S.A. de C.V. and for Thomson Multimedia Polska Sp.zo.o (Poland). Under IFRS, these entities have been consolidated for the first time as of January 1, 2004. The impact of this consolidation generated an adjustment of €193 million of fixed assets, €321 million of financial long-term debt and €85 million of reversal of deferred income. The opening shareholders’ equity has been unfavorably impacted by €43 million. Under French GAAP these SPEs were consolidated applying the retrospective method for the first time in the 2004 financial statements. As of January 1, 2004, the consolidation of these entities became mandatory under French GAAP in accordance with the CRC 04-03 Regulation subsequent to the issuance of Article 133 on French law on Financial Security issued on August 1, 2003. Due to the change in French laws, there are no more adjustments to be made as of December 31, 2004.

(ii) As mentioned in the beginning of section 38, the IFRS 1 application related to the valuation of the tangible assets of TV activities that were transferred to TTE in July 2004 had a negative impact of €17 million on the opening net equity, which corresponds to the difference between the €128 million of assets carrying value and €111 million fair value.

(iii) Under IFRS, spare parts having more than one year of useful life are capitalized for a total amount of €5 million and depreciated according to their useful lives. Under French GAAP these items were classified as inventories.

(b)	Intangible assets

(i) Amortization of customer relationships	(58)
(ii) Capitalization of development projects, net
a. Gross amount	22
b. Accumulated amortization	(6)

Total impact – decrease of intangible assets	(42)

F-110 2005 FORM 20-F – THOMSON GROUP

Back to Index

(i) Under French GAAP, market share acquired through business combinations was not amortized. Under IFRS, this market shares corresponds to “customer relationships”, classified as intangible assets that meet the criteria defined by IAS 38. Acquired market share is amortized over the expected useful life. Accumulated amortization costs of customer relationships had a negative impact of €58 million on the net opening equity.

(ii) Under French GAAP, the Group’s policy is to expense development costs (except software) as they are incurred. Under IFRS these costs should be capitalized when they meet criteria defined under IAS 38. The retroactive application of IAS 38 led to the recognition of an asset corresponding to the net book value of the intangible asset had IAS 38 ever been applied. This IFRS adjustment has a positive impact of €16 million on opening retained earnings as of January 1, 2004.

(c)	Deferred tax assets

(i) Deferred tax assets on undistributed reserves	3
(ii) Deferred tax assets on IFRS adjustments	20

Total impact – increase in deferred tax assets	23

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met.

(i) Unlike French GAAP, under IFRS, a deferred tax has to be accounted for on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. Consequently, €3 million deferred tax asset (mainly related to Screenvision) was recognized against opening retained earnings.

(ii) Deferred tax assets on IFRS adjustments amounted to €20 million and mainly related to impact of pension plans, retirement indemnities and other commitments. These were recognized against the opening retained earnings.

(d)	Inventories

(i) Inventories held by vendors under Vendor Management Inventory contracts (VMI)	6
(ii) Reclassification of spare parts related to fixed assets	(5)

Total impact – increase in inventories	1

(i) Under French GAAP, inventories are recognized when the legal ownership is transferred to the Group. Under IFRS, some of the inventories held by vendors under Vendor Management Inventory (VMI) contracts have to be recognized by the Group because the risks and rewards of ownership and the control over the inventories are transferred to the Group. The corresponding debt amounted to €6 million as of January 1, 2004 and was recorded under trade and accounts payable.

(ii) Refer to (a) Property, plant and equipment § iii from current section.

2005 FORM 20-F – THOMSON GROUP F-111

Back to Index

(e)	Other current assets

(i) Revenue recognition on licensing activities	(27)
(ii) Transactions costs related to TTE	(9)

Total impact – decrease of other current assets	(36)

(i) Revenue from the Group’s licensing and patents business activities results from licensing agreements for the non-exclusive use of patents developed or acquired by the Group. Under French GAAP, revenue was recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to the date the current year accounts were signed off. According to IAS 18 such revenue is recognized when it is received and earned based on a formal agreement signed between the parties at the closing date. Accordingly, the accrued income and the IFRS opening net equity were reduced by €27 million.

(ii) In 2003, the Group engaged the services of external consultants in connection with several potential third party transactions, including principally the contribution of the manufacturing assets of its TV activity into TTE, a joint entity in which it would have a minority interest. Since the TTE transaction has not yet finalized, at December 31, 2003, external consulting costs incurred in connection with TTE amounting to €9 million were deferred under French GAAP and expensed under IFRS.

(f)	Retained earnings

(i) Transfer of cumulative translation adjustment to retained earnings	(612)
(ii) Impact of all other IFRS adjustments as of December 31, 2003	(303)
Other	4

Total impact – decrease of retained earnings	(911)

(i) Refer to (g) Cumulative translation adjustments below.

(g)	Cumulative translation adjustments

(i) Transfer of cumulative translation adjustments to retained earnings	612

Total impact – increase in cumulative translation adjustments	612

(i) In accordance with IFRS 1, the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments on the opening shareholders’ equity. All cumulative translation differences (amounting to €612 million) for all foreign operations have been deemed to be zero at the IFRS transition date (January 1, 2004). This reclassification has no impact on retained earnings as of January 1, 2004. In case of subsequent disposal of these foreign subsidiaries, the related income will not include the reversal of the cumulative translation adjustments prior to January 1, 2004.

F-112 2005 FORM 20-F – THOMSON GROUP

Back to Index

(h)	Borrowings

(i) Consolidation of debt related to subsidiaries previously excluded from consolidation	321

Total impact – increase in interest bearing borrowings	321

(i) Refer to (a) Property, plant and equipment § i from current section.
(i)	Reserve for post employment benefits/Other non-current assets/Other non-current liabilities

Reimbursement rights recognized as a separate asset	43

Net impact – increase in other non-current assets	43

Jubilee awards reclassified in other non-current liabilities	13
Net impact – increase in other non-current liabilities	13

Reserve for post employment benefits – Non-current portion	128
Reserve for post employment benefits – current portion	73
Restructuring provisions (refer to (j) § ii from current section)	(19)
Net impact – increase in reserve for post employment benefits	182

Total impact – net decrease of shareholders’ equity as of January 1, 2004	152

Under IFRS, a positive effect of €43 million on opening shareholders’ equity has been recognized as a result of the American “Medicare Act” as of January 1, 2004, which was accounted for in 2004 under French GAAP.

As of January 1, 2004, the effect of IFRS adoption on reserve for post-employment benefits was a negative impact of €195 million. This impact was mainly due to the following:

•	in accordance with the IFRS 1 optional exemption, €248 million of actuarial losses as of January 1, 2004 were booked against shareholders’ equity;
•

a positive effect on opening shareholders’ equity of €81 million has been recognized on January 1, 2004 relating to unrecognized prior service costs resulting from changes in medical retiree plans for Americans announced prior to January 1, 2004. These amounts were deferred under French GAAP;

•

the other adjustments result in a negative effect of €28 million on the opening shareholders’ equity mainly due to the valuation method differences and to the change of the measurement date for some plans.

2005 FORM 20-F – THOMSON GROUP F-113

Back to Index

(j)	Restructuring provisions

(i) Reversal of provision for cumulative translation adjustment	(4)
(ii) Reclassification restructuring provision to post employment	(19)

Total impact – decrease of restructuring provision	(23)

(i) Under IFRS, no provision for cumulative translation adjustment may be recognized for liquidated entities. Therefore, as of January 1, 2004, the provision accounted for under French GAAP for an amount of €4 million was reversed.

(ii) Refer to (i) Reserve for post employment benefits from current section.

(k)	Deferred tax liabilities

(i) Deferred tax liabilities on entities with a functional currency different from the local currency	6
(ii) Deferred tax liabilities related to other IFRS adjustments	34

Total impact – increase in deferred tax liabilities	40

(i) Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to €6 million were recognized in the 2004 shareholders’ equity.

(ii) Deferred tax liabilities on IFRS adjustments amounted to €34 million and mainly related to customer relationships amortization accounted for under IFRS. As explained in (b) Intangible assets § i from current section, under French GAAP, customer relationships were treated as market share, which were not amortized, and therefore were not subject to deferred tax.

(l)	Trade accounts and notes payable

(i) Inventories held by vendors under VMI contracts	6

Total impact – increase in trade accounts and notes payable	6

(i) Refer to (d) Inventories § i from current section.

(m)	Other current liabilities

(i) Reversal of deferred income related to entities previously not consolidated	(85)

Total impact – decrease of other current liabilities	(85)

(i) Refer to (a) Property, plant and equipment § i from current section.

F-114 2005 FORM 20-F – THOMSON GROUP

Back to Index

38.3	Balance sheet as of December 31, 2004

	Note	French GAAP	IFRS transition impact	IFRS

	(in € millions)
ASSETS
Non-current assets:
Property, plant and equipment	a	1,054	(3)	1,051
Goodwill	b	1,242	(64)	1,178
Intangible assets	c	964	(40)	924
Investments in associates	d	128	132	260
Investments and financial assets available-for-sale		113	—	113
Contract advances		179	—	179
Deferred tax assets	e	282	19	301
Other non-current assets	f	96	40	136

Total non-current assets		4,058	84	4,142

Current assets:
Inventories	g	569	(1)	568
Trade accounts and notes receivable		1,180	—	1,180
Current accounts with affiliated companies	h	183	(40)	143
Other current assets	i	629	(13)	616
Marketable securities	j	—	58	58
Cash and cash equivalents	j	1,906	(58)	1,848

Total current assets		4,467	(54)	4,413

Total assets		8,525	30	8,555

2005 FORM 20-F – THOMSON GROUP F-115

Back to Index

	Note	French GAAP	IFRS transition impact	IFRS

	(in € millions)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock		1,025	—	1,025
Treasury shares		(55)	—	(55)
Additional paid in capital	k	1,748	3	1,751
Other reserves	k	—	(23)	(23)
Retained earnings	k	670	(795)	(125)
Cumulative translation adjustment	l	(718)	620	(98)
Shareholders’ equity		2,670	(195)	2,475
Minority interests		20	(2)	18

Total equity		2,690	(197)	2,493

Non-current liabilities:
Borrowings		1,597	—	1,597
Reserve for post-employment benefits	m	589	196	785
Other provisions		55	—	55
Deferred tax liabilities	n	2	35	37
Other non-current liabilities		129	—	129

Total non-current liabilities		2,372	231	2,603

Current liabilities:
Borrowings		904	—	904
Reserve for post-employment benefits	m	—	65	65
Restructuring provisions	o	104	(28)	76
Other provisions	h	120	(39)	81
Trade accounts and notes payable	p	1,221	5	1,226
Accrued employee expenses	m	165	(2)	163
Income tax payable		60	—	60
Other current liabilities	q	805	(5)	800
Payables on acquisition of companies		84	—	84

Total current liabilities		3,463	(4)	3,459

Total liabilities, shareholders’ equity and minority interests		8,525	30	8,555

F-116 2005 FORM 20-F – THOMSON GROUP

Back to Index

The following notes explain the main adjustments to the balance sheet as of December 31, 2004:

(a) Property, plant and equipment

(i) Reclassification of tangible assets to intangible assets	(5)
(ii) Reclassification of spare parts to fixed assets	3
(iii) Write-off of fixed assets dedicated to specific projects	(1)

Total impact – decrease of property, plant and equipment	(3)

(i) The Group has reclassified projects previously capitalized under French GAAP from tangible assets to intangible assets for a total value of €5 million.

(ii) Under IFRS, spare parts having more than one year of useful life were capitalized for a total amount of €3 million and depreciated according to their useful lives. Under French GAAP, these items were classified as inventories.

(iii) Mainly fixed assets dedicated to internal projects with a net value of €1 million were written off.

(b) Goodwill

(i) Reversal of amortization	89
(ii) Restructuring cost reversal	(20)
(iii) Reclassification of goodwill to investments in associates	(133)

Total impact – decrease of goodwill	(64)

(i) Under French GAAP, goodwill was amortized on a straight-line basis over its estimated useful life (ranging from 5 to 20). In compliance with IFRS 3, goodwill is not amortized but is tested annually for impairment and when impairment indicators are present. As the Group elected to apply the IFRS 1 exemption, which allows the Group not to restate business combinations that have occurred prior to January 1, 2004 and not to change their initial recognition, the net carrying amount of goodwill arisen on these acquisitions and accounted for under French GAAP corresponds to the new gross value under IFRS as of January 1, 2004. The reversal of goodwill amortization incurred in 2004 increased net goodwill by €89 million at closing rate, corresponding to an impact of €95 million at average rate in the IFRS income statement due to currency translation adjustments.

(ii) In compliance with IFRS 3, a provision related to the costs of the closure of plants and sites is recorded as a liability of the acquiree as part of allocating the cost of the combination if and only if the restructuring plan meets the criteria defined by IAS 37 at the acquisition date. Consequently, restructuring plans of the acquirees, which were accounted for when allocating the cost of the combination under French GAAP but were not announced at the acquisition date, have been recognized as an expense under IFRS. Accordingly, in 2004, the goodwill was decreased by €20 million (at closing rate) related to restructuring costs which have been expensed under IFRS. The related impact in the IFRS income statement amounted to a charge of €29 million (at average rate), partly offset by €8 million on tax and the €1 million difference corresponding to the effect of the translation adjustments.

2005 FORM 20-F – THOMSON GROUP F-117

Back to Index

(iii) Under French GAAP, goodwill on investment accounted for using the equity method is posted as other goodwill on controlled entities. Under IFRS, IAS 28 states that related goodwill shall be posted in the heading “investments in associates”.

(c) Intangible assets

(i) Amortization of customer relationships	(75)
(ii) Capitalization of development projects	30
(iii) Reclassification from tangible assets to intangible assets	5

Total impact – decrease of intangible assets	(40)

(i) The impact of the amortization of the customer relationships under IFRS led to a €75 million decrease of the net book value, out of which:

•	€58 million decrease corresponding to previous years amortization recorded against opening retained earnings as of January 1, 2004;
•	€23 million decrease relating to the current year amortization charge;
•	and €6 million increase being a favorable impact of currency translation adjustments between closing rate and average rate.

(ii) The cumulative impact of the capitalization of the development projects is a €30 million net increase out of which:

•	€16 million increase due to net value of development projects capitalized on periods prior to January 1, 2004;
•	€29 million increase in gross value from development projects capitalized in 2004;
•	and €15 million decrease related to current year amortization charge.

(iii) Refer to (a) Property, plant and equipment § i from current section.

(d) Investments in associates

(i) Reclassification of goodwill to investments in associates	133
(ii) Difference in investment in TTE	(1)

Total impact – increase in investments in associates	132

(i) Refer to (b) Goodwill § iii from current section.

(ii) Under French GAAP, the value of the shares in TTE related to the allocation of the TTE transaction costs amounted to €7.6 million. Under IFRS, due to the different treatment of the transaction costs, the value allocated to the participation amounted to €6.9 million, which led to a €1 million difference between French GAAP and IFRS. Refer to section 38.4 (c) Selling, general, administrative expenses and others § iv for complete description of the transaction costs treatment.

F-118 2005 FORM 20-F – THOMSON GROUP

Back to Index

(e) Deferred tax assets

(i) Deferred tax related to IFRS adjustments	19

Total impact – increase in deferred tax assets	19

The Group has recalculated deferred tax in accordance with IAS 12. IAS 12 allows a net presentation of deferred tax assets and liabilities only when certain criteria are met.

(i) Deferred tax assets on IFRS adjustments amounts to €19 million and relates mainly to impact of pension plans, retirement indemnities and other commitments.

(f) Other non-current assets

(i) Reimbursement rights recognized as a separate asset	43
(ii) Tax loss carryback receivable at discounted value	(2)
Other	(1)

Total impact – increase in other non-current assets	40

(i) Refer to (m) Reserve for post employment benefits from current section.

(ii) Under IFRS, tax loss carryback receivable has been carried at present discounted value of the future net cash inflow. Under French GAAP, such receivable was measured at historical cost. This led to a €2 million decrease of other non-current assets.

(g) Inventories

(i) Inventories held by vendors under Vendor Management Inventory (VMI) contracts	5
(ii) Reclassification of spare parts to fixed assets	(3)
(iii) Write-off of spare parts	(3)

Total impact – decrease of inventories	(1)

(i) Under IFRS, some of the inventories held by vendors under Vendor Management Inventory contracts have to be recognized by the Group because the risks and rewards of ownership and the control over the inventories are transferred to the Group. The corresponding debt amounted to €5 million as of December 31, 2004 and was recorded under trade accounts and notes payable. Under French GAAP, these inventories were recognized later when the ownership was transferred to the Group.

(ii) Refer to (a) Property, plant and equipment § ii from current section.

(iii) Mainly related to unused spare parts written off by €3 million.

2005 FORM 20-F – THOMSON GROUP F-119

Back to Index

(h) Current accounts with affiliated companies/Other provisions

(i) Subsidiaries controlled but not consolidated under French GAAP	(40)
Total impact – decrease of current accounts with affiliated companies	(40)
(i) Subsidiaries controlled but not consolidated under French GAAP	(39)
Total impact – decrease of other provisions	(39)

Total impact – net decrease of shareholders’ equity as of December 31, 2004	(1)

(i) Under French GAAP, two immaterial subsidiaries are not required to be consolidated. Under IFRS, these subsidiaries must be fully consolidated. Intragroup balances are eliminated. Therefore, losses related to the current accounts have been eliminated, as well the provisions covering these balances. The consolidation of these entities led to a negative impact for an amount of €1 million in the 2004 IFRS income statement.

(i) Other current assets

(i) Accrued income	(8)
(ii) Other rebates to be received	(4)
(iii) Other transaction costs deferred under French GAAP	(1)

Total impact – decrease of other current assets	(13)

(i) As explained on section 38.2 (e) Other current assets § i, timing differences related to recognition of revenue from the Group’s licensing and patents activities had a negative impact of €8 million on accrued income and on revenues as of December 31, 2004.

(ii) Under French GAAP, some rebates received from suppliers were recorded in deduction of the costs of sales for the related period. Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. This was accounted for in the 2004 IFRS income statement as a negative impact for an amount of €4 million.

(iii) Other transaction costs incurred in 2004 that management estimated not probable to be finalized, amounted to €1 million and were charged to other operating expenses under IFRS but deferred under French GAAP.

F-120 2005 FORM 20-F – THOMSON GROUP

Back to Index

(j) Marketable securities/Cash and cash equivalents

(i) Reclassification from cash and cash equivalents to marketable securities	58

Total impact – increase in investments funds and decrease of cash and cash equivalents	58

(i) Under IFRS, marketable securities (in particular investments funds) cannot be qualified as cash equivalents regarding IAS 7 criteria because such investments could be subject to some minor risks of change in value. Such investments are classified as held for trading and categorized as financial assets at fair value through profit or loss.

(k) Retained earnings and other reserves

(i) Additional paid in capital	3

Total impact – increase in additional paid in capital	3

(ii) IAS 19 revised	(23)

Total impact – decrease of other reserves	(23)

(iii) Transfer of cumulative translation adjustment to retained earnings	(612)
(iv) Impact of the IFRS adjustments on retained earnings as of January 1, 2004	(303)
(v) Impact of the IFRS adjustments on the 2004 IFRS Income statement	77
(vi) Impact of reversing the consolidation of the special purpose entities	43

Total impact – decrease of retained earnings	(795)

(i) In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are recorded as a €3 million increase in equity with counterpart in the income statement. Refer to section 38.4 (c) Selling, general, administrative expenses and others § vii.

(ii) Refer to section (m) Reserve for post employment benefits from current section.

(iii) Refer to section 38.2 (g) Cumulative translation adjustments.

(iv) Refer to section 38.2 (f) Retained earnings § ii.

(v) Refer to section 38.4 Net income for the year ended December 31, 2004.

(vi) As explained in section 38.2 (a) Property, plant and equipment § i, unlike French GAAP, special purpose entities were consolidated under IFRS as of December 31, 2003, with a €43 million negative impact on opening retained earnings. Following changes in French laws, these SPE’s were consolidated under French GAAP in 2004 with a retroactive effect as of January 1, 2004. This French GAAP adjustment was included in the statement of changes in French GAAP retained earnings as of December 31, 2004. Therefore under IFRS, the €43 million negative impact on opening retained earnings was reversed in 2004.

2005 FORM 20-F – THOMSON GROUP F-121

Back to Index

(l) Cumulative translation adjustments

(i) Transfer of cumulative translation adjustment to retained earnings as of January 1, 2004	612
(ii) Translation adjustments related to IFRS adjustments	8

Total impact – increase in cumulative translation adjustments	620

(i) Refer to section 38.2 (g) Cumulative translation adjustments.

(ii) The IFRS adjustment recorded in the opening balance sheet as of January 1, 2004 and in the income statement as of December 31, 2004, generated a €8 million cumulative translation adjustment between closing rate and average rate in 2004.

(m) Reserve for post employment benefits

Reimbursement rights recognized as a separate asset	43

Net impact – increase in other non-current assets	43

Reserve for post employment benefits – Non-current portion	196
Reserve for post employment benefits – current portion	65

Net impact – increase in reserve for post employment benefits	261

Reclassification of restructuring provisions (refer to (o) Restructuring provisions § ii)	(24)

Net impact – decrease of other provisions	(24)

Accrued employee expenses	(2)
Net impact – decrease of accrued employee expenses	(2)

Total impact – net decrease of shareholders’ equity as of December 31, 2004	192

Under IFRS, a positive effect of €43 million on opening shareholders’ equity has been recognized as a result of the American “Medicare Act”.

As of December 31, 2004, the cumulative effect of IFRS adoption on shareholders’ equity in respect to employee benefits was a negative impact of €235 million. This impact was mainly due to the following:

•	a negative effect of €238 million, out of which €248 million of actuarial losses as of January 1, 2004 booked against shareholders’ equity and €10 million recognized in the 2004 income statement;
•

a cumulative positive effect of €76 million in respect of prior service costs out of which: €81 million has been recognized on shareholders’ equity relating to unrecognized prior service costs resulting from changes in medical retiree plans for Americans, announced prior to January 1, 2004 and €5 million recognized in the 2004 income statement;

•	a negative impact of €40 million was recognized in the 2004 IFRS income statements in respect of curtailments and settlements occurred in 2004;
•

a negative impact of €23 million related to the application of IAS 19 revised, which allows to charge directly against equity the actuarial gains and losses generated during the period. This impact is recognized directly in the retained earnings;

The other adjustments result in a negative effect of €10 million on the shareholders’ equity mainly due to the valuation method differences, to the change of the measurement date for some plans and to the currency translation adjustments related to the IFRS adjustments.

F-122 2005 FORM 20-F – THOMSON GROUP

Back to Index

(n) Deferred tax liabilities

(i) Deferred tax IAS 12	4
(ii) Deferred tax on other IFRS adjustments	31

Total impact – increase in deferred tax liabilities	35

(i) Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to €6 million were recognized in the opening retained earnings as of January 1, 2004, out of which €2 million were reversed in the 2004 IFRS Income statement.

(ii) Deferred tax liabilities on IFRS adjustments amounted to €32 million and mainly related to customer relationships amortization accounted for under IFRS. As explained in section 38.2 (b) Intangible assets § i, under French GAAP, customer relationships were treated as market share, which were not amortized. However, regarded as non-separable of the acquired entity, no deferred tax liability had been recognized, exception not existing in IFRS.

(o) Restructuring provisions

(i) Provisions for translation adjustment	(4)
(ii) Reclassification restructuring provisions	(24)

Total impact – decrease of other provisions	(28)

(i) Under IFRS, no provision for cumulative translation adjustment may be recognized for companies under liquidation. Therefore, the €4 million provision was reversed.

(ii) Refer to (m) Reserve for post employment benefits from current section.

(p) Trade accounts and notes payable

(i) Inventories held by vendors under VMI contracts	5

Total impact – increase in trade accounts and notes payable	5

(i)	Refer to (g) Inventories § i from current section.

2005 FORM 20-F – THOMSON GROUP F-123

Back to Index

(q) Other current liabilities

(i) Royalties to be paid	(5)
(ii) Impact deferred payment of liability	(1)
Other	1

Total impact – decrease of other current liabilities	(5)

(i) As of December 31, 2004, as a result of the difference of revenue recognition between French GAAP and IFRS on licensing and patents activities, revenues related to contracts not yet signed at the closing date have been deferred under IFRS. The related contractual retrocession to co-patent owner of a part of these revenues have therefore been also deferred, generating a €5 million positive impact in the income statement and a decrease of the debt to be paid for the same amount.

(ii) Under IFRS, debt with deferred payment should be recognized at fair value at transaction date and the impact of the discounting should be recognized over the period until final payment. Such treatment led to a decrease by €1 million of the underlying liability with corresponding counterpart in revenues.

F-124 2005 FORM 20-F – THOMSON GROUP

Back to Index

38.4	Net income for the year ended December 31, 2004

	Note	French GAAP	IFRS transition impact	IFRS 5	IFRS

	(in € millions)
Continuing operations:
Revenues	a	7,994	19	(1,977)	6,036
Cost of sales	b,i	(6,284)	(130)	1,780	(4,634)
Gross margin		1,710	(111)	(197)	1,402

Selling, general, administrative expenses and others	c,i	(1,898)	177	989	(732)
Research and development expense	d,i	(277)	22	51	(204)
Profit from continuing operations and before tax and financial result		(465)	88	843	466

Interest expense		(24)	—	22	(2)
Other financial income (expense)	e,i	(55)	(3)	31	(27)
Financial result		(79)	(3)	53	(29)

Share of income (loss) from associates	f	(3)	(18)	1	(20)
Income tax	g	(88)	10	(15)	(93)
Profit from continuing operations		(635)	77	882	324

Discontinued operations:
Loss from discontinued operations	h	—	—	(885)	(885)
Net income (loss)		(635)	77	(3)	(561)
Attributable to
Equity Holders		(636)	77	—	(559)
Minority interests		1	—	(3)	(2)

(a)	Revenues

(i) Revenues recognized on licensing and patents activity	24
(ii) Cash discounts granted – reclassified from financial costs	(6)
(iii) Impact of deferred payment of liability	1

Total impact – increase in revenues	19

(i) Revenue from the Group’s licensing and patents business activities results from licensing agreements of the non-exclusive use of patents developed or acquired by the Group. Under French GAAP, revenue is recognized as income to the prevailing period if (1) a contract was signed before the date the Group consolidated financial statements have been approved by the board of directors and if (2) the revenue recognized is earned, which means it relates to licenses used during periods prior to

2005 FORM 20-F – THOMSON GROUP F-125

Back to Index

the date the current year accounts were signed off. According to IAS 18 such revenue is recognized when it is received or earned base upon a formal agreement signed between the parties at the closing date. Accordingly, in 2004, the impact on the IFRS net result is a positive effect of €24 million, including the reversal of the previous €27 million (positive impact) and €3 million (negative impact) related to revenues accounted for in 2004 under French GAAP but deferred to 2005 under IFRS.

(ii) Mainly relates to the reclassification of cash discount granted to customers. Under IFRS, revenues should be presented net of cash discounts granted to customers. These discounts were considered as financial costs under French GAAP and amounted to €5 million as of December 31, 2004.

(iii) Refer to section 38.3 (q) Other current liabilities § ii.

(b)	Cost of sales

(i) Rebates received from suppliers	(4)
(ii) Customer relationships amortization	(23)
(iii) Impacts related to net periodic pension costs	10
(iv) Reversal of depreciation charge due to fair value adjustment related to TV fixed assets	2
(v) Change of classification of freight cost in the Services Segment	(30)
(vi) Write off of spare parts	(3)
(vii) Change of classification of Warranty costs	(82)

Total impact – increase in cost of sales	(130)

(i) Under French GAAP, some rebates received from suppliers were recorded in deduction of the costs of sales for the related period. Under IFRS, when those rebates are linked to future purchases commitments, they should be considered upfront payments on future business and spread over that future business. They were accounted for in the 2004 IFRS income statement with a negative impact of €4 million.

(ii) The customer relationships amortization charge under IFRS amounted to €23 million for 2004. Under French GAAP, these customer relationships were not amortized.

(iii) Refer to (i) Post employment benefits expense from current section.

(iv) The fair value adjustment of the fixed assets of TV activities as of January 1, 2004 generated a positive impact of €2 million linked to the reversal of the related depreciation charge accounted for under French GAAP between January 1, 2004 and the date of fixed assets disposal.

(v) The freight costs of the Services Segment distribution activity were classified as selling expenses under French GAAP. In substance the classification of these costs under “Cost of Sales” heading is more meaningful under IFRS.

(vi) Refer to section 38.3 (g) Inventories § iii.

(vii) Under French GAAP, Thomson classified warranty costs under Selling expenses. The warranty service is included in the sale price and the corresponding cost should therefore be included in the cost of sales. Hence, under IFRS, Thomson has elected the classification in cost of sales.

F-126 2005 FORM 20-F – THOMSON GROUP

Back to Index

(c)	Selling, general, administrative expenses and others

(i) Reversal of goodwill amortization	100
(ii) Reclassification of impairment charge on TTE Goodwill	18
(iii) Capital gain from TTE	11
(iv) Transaction costs related to TTE	4
(v) Impacts related to net periodic pension costs and restructuring costs	(24)
(vi) Other transaction costs deferred under French GAAP	(1)
(vii) Share-based compensation charge	(3)
(viii) Restructuring costs related to 2004 business acquisitions	(29)
(ix) Change of classification of freight cost of Technicolor	30
(x) Change of classification of capital gain on a non controlled entity	(10)
(xi) Change of classification of Warranty costs	82
Other	(1)

Total impact – decrease of selling, general, administrative expenses and others	177

(i) In compliance with IFRS 3, the total goodwill amortization expense in 2004 reversed under IFRS amounted to €130 million. The €35 million of goodwill impairment related to TTE (€23 million), Zhao Wei (€7 million) and Screenvision (€5 million) remained an expense in the 2004 IFRS income statement. In addition, under IFRS, the fair value adjustment on the tangible assets of TV activities generated a €5 million decrease of the goodwill impairment related to TTE.

(ii) Impairment charge of goodwill on investment accounted for using the equity method shall be posted in the heading “share of loss from associate” for an amount of €18 million (refer to (f) Share of loss from associates from current section).

(iii) In accordance with IFRS 1, tangible assets of TV activities were measured at fair value and therefore reduced the net consolidated value of the transferred activity. Consequently, the capital gain related to this transaction increased by €11 million under IFRS.

(iv) Under French GAAP, the €23 million total transaction costs related to TTE transaction were allocated as follows:

•

€11.5 million (before tax effect) of which €8 million recognized as part of allocating the costs of the combination, and €4 million recognized as tax charge (refer to (g) Income tax, § ii from current section);

•	and €11.5 million related to the disposal of the Group’s TV activity have been charged to capital gain.

Under IFRS, as no transaction was completed at 2003 year-end, the €9 million of costs were expensed against the opening net equity. The €14 million incurred in 2004 were allocated as follows:

•

€7 million were recognized as part of allocating the costs of the combination, generating a difference of €1 million compared with French GAAP (refer to section 38.3 (d) Investments in associates § ii). These acquisition costs have been recognized before tax effect;

•	€7 million have been charged against capital gain, generating a €4 million difference on capital gain between French GAAP and IFRS.

(v) Refer to (i) Post employment benefits expense from current section.

(vi) Other transaction costs incurred in 2004, that management estimated not probable to be finalized, were charged under IFRS and deferred under French GAAP for €1 million.

2005 FORM 20-F – THOMSON GROUP F-127

Back to Index

(vii) In accordance with the requirements of IFRS 2 “Share-based payment”, the fair value of stock options granted to employees is recorded as an expense in the income statement. Under French GAAP, unlike IFRS, the fair value of the service of the employees is not recognized as an expense. The impact of IFRS 2 application on the 2004 IFRS income statement regarding the plans not covered by the aforementioned exemptions was a €3 million expense.

(viii) As explained in section 38.3 (b) Goodwill § ii, restructuring costs of €29 million related to entities acquired in 2004, which could not be recognized in goodwill under IFRS and therefore were charged to the IFRS income statement.

(ix) Refer to (b) Cost of sales § v from current section.

(x) Refer to (e) Other financial expense § iv from current section.

(xi) Refer to (b) Cost of sales § vii from current section.

(d)	Research and development expense

(i) Capitalization of development projects	14
(ii) Impacts related to net periodic pension costs	6
(iii) Write-off of fixed assets dedicated to specific projects	(1)
(iv) Change of classification of grants for R&D	3

Total impact – decrease of research and development expense	22

(i) The capitalization of the development projects in accordance with IAS 38 has a positive impact of €14 million on the 2004 IFRS income statement, composed of €29 million increase in gross value and €15 million amortization charge of the year.

(ii) Refer to (i) Post employment benefits expense from current section.

(iii) Mainly fixed assets dedicated to internal projects with a net value of €1 million were written off.

(iv) Under IFRS, grants for R&D (“Crédits d’impôt recherche”) are recognized in profit and loss as a credit of research and development expense. Under French GAAP, these grants were deducted from Income tax.

(e)	Other financial income (expense)

(i) Cash discounts granted to customers	5
(ii) Net periodic interest pension costs	(17)
(iii) Subsidiaries controlled but not consolidated under French GAAP	(1)
(iv) Change of classification of capital gain on non controlled entity	10

Total impact – increase in other financial expense	(3)

(i) As explained under (a) Revenues § ii from current section, cash discounts granted to customers are deducted from revenues under IFRS.

(ii) Refer to (i) Post employment benefits expense from current section.

(iii) Refer to section 38.3 (h) Current accounts with affiliated companies § i.

(iv) Under IFRS, capital gain from the disposal of its investment in a non controlled entity has been reclassified from Selling, general administrative expenses and other to other financial income.

F-128 2005 FORM 20-F – THOMSON GROUP

Back to Index

(f)	Share of loss from associates

Under IFRS, as explained under section 38.3 (b) Goodwill § iii, goodwill on equity investment is posted in the heading “Investments in associates”. As a result, the impairment charge recognized on the TTE goodwill, which amounted to €18 million under IFRS (€23 million under French GAAP), has been reclassified from the heading “Selling, general, administrative expenses and others” to the heading “Share of loss from associates”.

(g)	Income tax

(i) Reversal of tax charge on Marion	8
(ii) Reversal of tax charge on TTE	4
(iii) Deferred tax income on entities with a functional currency different from the local currency	4
(iv) Deferred tax income on undistributed reserves	(3)
(v) Deferred tax charge on other IFRS adjustments	2
(vi) Tax loss carryback receivable at discounted value	(2)
(vii) Change of classification of grants for R&D	(3)

Total impact – decrease of income tax	10

(i) Under French GAAP, as a result of the capitalization through goodwill of the restructuring charges of an acquired company, a deferred tax charge had been recorded for €8 million corresponding to 40% of the restructuring charge, including a cumulative translation adjustment of €1 million. Under IFRS, as opposed to French GAAP, an acquirer is required to recognize liabilities for terminating or reducing the activities of the acquired company when allocating the cost of the business combination only when the acquired company has, at the acquisition date, already recognized an existing liability for restructuring according to IAS 37. Therefore, the provision for restructuring costs should be recognized as expenses and the related deferred tax charge should also be recognized as an income.

(ii) As explained under (c) Selling, general, administrative expenses and others § iv from current section, under French GAAP, capitalized transaction costs related to TTE transactions are recognized net of tax. Under IFRS, transactions costs of TTE transaction have to be recognized before tax effect. Consequently the €4 million tax charge recorded under French GAAP has been reversed in the IFRS income statement.

(iii) Unlike French GAAP, under IFRS, a deferred tax is recorded on differences between the tax base and the carrying value of the non-monetary assets of the consolidated entities for which the functional currency differs from the local currency. Consequently, net deferred tax liabilities amounting to €6 million were recognized in the opening retained earnings as of January 1, 2004, out of which €2 million were reversed in 2004 IFRS income statement.

(iv) The Group recognized under IFRS a deferred tax on investments in associates and joint ventures, for which Thomson is not able to control the distribution of profit, and for which it is probable that the temporary difference will reverse in the foreseeable future. The impact of €3 million corresponds to

€3 million recorded against the opening retained earning as of the date of IFRS transition and reversed in the 2004 IFRS income statement.

(v) Deferred tax expense on other 2004 IFRS adjustments amounts to €3 million.

2005 FORM 20-F – THOMSON GROUP F-129

Back to Index

(vi) Refer to section 38.3 (f) Other non-current assets § ii.

(vii) Refer to (d) Research and development expense § iv from current section.

(h)	Loss from discontinued operations

As explained in Note 11 “Discontinued operations” of the consolidated financial statements as of June 30, 2005, the Group has discontinued operations in respect of operations linked to the exit of Tubes and Display businesses.

According to IFRS 5, the IFRS income statement for the comparative periods has to be restated in order to reflect the effect of the discontinued operations. The column “IFRS 5” presented in the section 38.4 reflects the required restatement for each line of the profit from continuing operations in the IFRS income statement.

The net result of the discontinued operations is presented on a separate line in the IFRS income statement.

(i)	Post employment benefits expense

Net periodic pension income recognized in cost of sales	10
Net periodic pension costs recognized in selling, general, administrative expenses and others	(24)
Net periodic pension costs recognized in research and development expense	6

Net impact – increase in operational post employment benefits expense	(8)
Net periodic interest pension costs (other financial costs)	(17)

Total impact – net increase in post employment benefits expense	(25)

The IFRS impact on 2004 income statement in relation to employee benefits is a negative effect of €25 million, out of which €17 has been reclassified as a charge in the financial result. The €25 million impact is mainly due to the following:

•

a €40 million of negative impact was recognized in the 2004 IFRS Income statement in respect of curtailment occurred in 2004. This impact has been recorded under IFRS in opening retained earnings and under French GAAP, it has been booked in 2004;

•

as a consequence of the IFRS 1 option, the pension costs recognized in 2004 under IFRS no longer include the amortization of actuarial losses existing as of January 1, 2004, which are charged directly against equity. A positive effect of €10 million was booked in the 2004 income statement;

•	a negative effect of €5 million of unrecognized prior service costs resulting from changes in medical retiree plans for Americans;
•	a positive effect of €10 million is due to valuation method differences, especially on early retirement plans.

F-130 2005 FORM 20-F – THOMSON GROUP

Back to Index

(j)	Bridge between net loss for the year ended December 31, 2004 released in interim the IFRS transition information and the one released in the present note

The following improvements have been made to the data provided previously in interim IFRS transition information:

•	change of classification of Warranty costs from Selling expenses to Cost of sales (refer to (b) Cost of sales § vii from current section);
•	change of classification of grants for R&D from Income tax to research and development expense (refer to (d) Research and development expense § iv from current section);
•

change of classification of Capital gains and losses on non consolidated entities from Other income (expense) to Other financial income (expense) (refer to (e) Other financial income (expense) § iv from current section).

Adjustments of net loss of the Group for year ended December 31, 2004:

For year ended December 31, 2004

(in € millions)
Net loss of the Group as released in interim IFRS transition information	(551)

Adjustment related to deferred tax asset on interest on joint-ventures previously recognized on UK area (refer to (g) Income tax § iv from current section)	(5)
Adjustment related to tax loss carryback receivable measured at discounted value instead of historical value (refer to (g) Income tax § vi from current section)	(2)
Adjustment related to subsidiaries controlled but not consolidated analyzed as immaterial subsidiaries under French GAAP (refer to section 38.3 (h) Current accounts with affiliated companies § i and (e) Other financial expense § iii from current section)	(1)

Net loss of the Group as released in final IFRS transition information	(559)

2005 FORM 20-F – THOMSON GROUP F-131

Back to Index

38.5	Balance sheet as of January 1, 2005

For the 2004 financial information, the Group applied all IFRS standards and interpretations, which are expected to be mandatory as of December 31, 2005 except for the following standards, which the Group did not elect for an earlier application:

•	IAS 32 – “Financial instruments: disclosure and presentation”. The Group applies these standards starting from January 1, 2005;
•	IAS 39 – “Financial Instruments: recognition and measurement”. The Group applies these standards starting from January 1, 2005;
•	IFRS 5 – “Non-current assets held for sale and discontinued operations”. The Group applies this standard starting from January 1, 2005.

The following note presents the impacts of IAS 32 and 39 and IFRS 5 on the balance sheet as of January 1, 2005.

	Note	IFRS as of December 31, 2004	IAS 32/39	IFRS 5	IFRS as of January 1, 2005

	(in € millions)
ASSETS
Non-current assets:
Property, plant and equipment		1,051	—	—	1,051
Goodwill	a	1,178	8	—	1,186
Intangible assets		924	—	—	924
Investments in associates		260	—	—	260
Investment and financial assets available-for-sale	b	113	26	—	139
Derivative financial instruments	c	—	11	—	11
Contract advances		179	—	—	179
Deferred tax assets	d	301	10	(4)	307
Other non-current assets		136	—	(3)	133

Total non-current assets		4,142	55	(7)	4,190

Current assets:
Inventories		568	—	(65)	503
Trade accounts and notes receivable	e	1,180	54	(2)	1,232
Current accounts with affiliated companies		143	—	—	143
Derivative financial instruments	c	—	115	—	115
Other current assets	f	616	(130)	(3)	483
Marketable securities		58	—	—	58
Cash and cash equivalents		1,848	—	(3)	1,845

Total current assets		4,413	39	(73)	4,379

Non-current assets classified as held for sale				80	80

Total assets		8,555	94	—	8,649

F-132 2005 FORM 20-F – THOMSON GROUP

Back to Index

	Note	IFRS as of December 31, 2004	IAS 32/39	IFRS 5	IFRS as of January 1, 2005

	(in € millions)
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS
Shareholders’ equity:
Common stock		1,025	—	—	1,025
Treasury shares		(55)	—	—	(55)
Additional paid in capital		1,751	—	—	1,751
Other reserves	g	(23)	112	—	89
Retained earnings	g	(125)	(198)	—	(323)
Cumulative translation adjustment		(98)	—	—	(98)
Shareholders’ equity		2,475	(86)	—	2,389

Minority interests	h	18	(9)	—	9
Total equity		2,493	(95)	—	2,398

Non-current liabilities:
Borrowings	i	1,597	(57)	—	1,540
Derivative financial instruments		—	—	—	—
Reserve for post-employment benefits		785	—	(25)	760
Derivative financial instruments	j	—	122	—	122
Other provisions		55	—	—	55
Deferred tax liabilities	d	37	10	(4)	43
Other non-current liabilities		129	—	—	129
Total non-current liabilities		2,603	75	(29)	2,649

Current liabilities:
Borrowings	i	904	107	—	1,011
Derivatives financial instruments	j	—	34	—	34
Reserve for post-employment benefits		65	—	—	65
Restructuring provisions		76	—	—	76
Other provisions		81	—	—	81
Trade accounts and notes payable		1,226	—	(27)	1,199
Accrued employee expenses		163	—	(5)	158
Income tax payable		60	—	—	60
Other current liabilities	k	800	(27)	(27)	746
Payables on acquisition of companies		84	—	—	84

Total current liabilities		3,459	114	(59)	3,514

Liabilities directly associated with non-current assets classified as held for sale				88	88

Total liabilities, shareholders’ equity and minority interests		8,555	94	—	8,649

2005 FORM 20-F – THOMSON GROUP F-133

Back to Index

Effect of application of IAS 32 and 39

(a)	Goodwill

(i) Commitments to repurchase minority interests	8

Total impact – increase in goodwill	8

(i) Under French GAAP, commitments granted to shareholders to repurchase their minority interests were presented off-balance sheet. When applicable, foreseeable losses of repurchases were accrued. Under IFRS, the commitment to repurchase minority interests is recognized as a financial debt for the present value of the repurchase consideration under the put option (€17 million), offset through minority interests (€9 million) and the balance through goodwill (€8 million).

(b)	Investment and financial assets available-for-sale

(i) Remeasurement of available-for-sale financial assets	26

Total impact – increase in available-for-sale	26

(i) Available-for-sale assets are recognized at fair value. For listed shares, the restatement consists of recognizing in shareholders’ equity, the temporary difference between the carrying value and the market value, net of any possible deferred tax impacts.

(c)	Derivative financial instruments

(i) Fair value of derivative financial instruments (both non-current and current)	126

Total impact – increase in derivative financial instruments	126

(i) Under French GAAP, off balance sheet derivative financial instruments are not in all cases recorded in the balance sheet. Under IFRS such instruments are systematically recorded at fair value in the balance sheet. If the derivative is a fair value hedge or if it is considered speculative the mark to market change in value is recorded in financial result. If the derivative is a cash flow hedge the change in mark to market of the effective portion of the hedging instrument is recorded in shareholders’ equity.

F-134 2005 FORM 20-F – THOMSON GROUP

Back to Index

(d)	Deferred taxes

(i) Deferred tax assets – Reversal of valuation allowance/Deferred tax liabilities	10

Total impact – increase in deferred tax assets and liabilities	10

(i) A deferred tax liability has been recognized by adjusting the initial carrying amount of the equity component of the convertible liability issued in euros (€10 million), a reversal of valuation allowance has been booked for the same amount. Furthermore, a deferred tax asset fully depreciated (€29 million) has been recognized on the fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument issued to Silver Lake Partners LLC.

(e)	Trade accounts and notes receivable

(i) Factoring or sale of receivables without recourse	54

Total impact – increase in trade accounts	54

(i) Under French GAAP, accounts receivable without recourse were excluded from the trade accounts and notes receivable. Under IFRS, the receivables without recourse are considered as being trade receivables with counterpart in borrowings because the Group retains the risk of late receipts. The adjustment as of January 1, 2005 amounted to €54 million. The corresponding debt is recorded under borrowings.

(f)	Other current assets

(i) Hedge revaluation suspense accounts	(116)
(ii) Change of classification of prepaid bank fees	(14)

Total impact – decrease of other current assets	(130)

(i) Under French GAAP, gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure. These deferred results were accounted for in the balance sheet in a hedge suspense account which is part of other current assets/creditors. Under IFRS, these gains and losses are accounted for either in the income statement for hedges of balance sheet items or in shareholders’ equity for hedges covering future cash flows.

(ii) Refer to (g) Retained earnings and other reserves § viii and (i) Borrowings § i from current section.

2005 FORM 20-F – THOMSON GROUP F-135

Back to Index

(g)	Retained earnings and other reserves

(i) Interests expenses on convertible bonds	(166)
(ii) Reserves and retained earnings (hedging impact)	(4)
(iii) Net equity hedging reserve	15
(iv) Equity component of convertible bonds	120
(v) Written puts	(37)
(vi) Remeasurement of call option	(8)
(vii) Remeasurement of available-for-sale financial assets	6
(viii) Prepaid bank fees included in effective interest rate	(12)

Total impact – increase in retained earnings and other reserves	(86)

(i) Under French GAAP, the interest expense recognized on a convertible bond is the actual rate applied to the nominal amount of the debt. Under IFRS, an effective interest rate is determined which is applied to the debt component of the convertible. This difference in interest expense is recorded as a reduction of retained earnings; the offset is an accretion of the amount of the debt component of the convertible.

(ii) Under French GAAP, the entire impact of a qualifying hedge is taken in the financial statements as an offset to the change in value of the underlying exposure. Under IFRS, the impact of a hedge is broken out into effective and ineffective portions; the latter is taken to financial result or in the case of the opening IFRS balance sheet to retained earnings.

(iii) Under French GAAP, the gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure. Under IFRS, the effective portion of such gains and losses on derivatives hedging future cash flows is taken in shareholders’ equity in Net equity hedging reserve.

(iv) Under French GAAP, a convertible bond is recognized in the balance sheet as long term debt for its nominal amount. Under IFRS, the equity component of convertible bonds is accounted for as an increase in equity offset by a reduction of the nominal amount of the debts.

(v) Refer to (i) Borrowings § iv from current section.

(vi) Refer to (i) Borrowings § v from current section.

(vii) Refer to (b) Investments and financial assets available-for-sale § i from current section.

(viii) Under French GAAP, prepaid bank fees related to debt issues are booked as an asset in the balance sheet and amortized on a straight-line basis through financial result over the life of the debt instrument. Under IFRS, prepaid bank fees are booked as a reduction of long term debt and amortized over the life of the debt instrument by the effective interest rate method (€12 million). A part of prepaid bank fees related to senior notes are reclassified in borrowings (€2 million)

F-136 2005 FORM 20-F – THOMSON GROUP

Back to Index

(h)	Minority interests

(i) Change of classification of minority interests	(9)

Total impact – decrease of minority interests	(9)

(i) Refer to (a) Goodwill § i from current section.

(i)	Borrowings

(i) Convertible bonds	(76)
(ii) Market value swap interest	12
(iii) Factoring or sale of receivables without recourse	54
(iv) Written put	37
(v) Remeasurement of call granted to TCL	8
(vi) Change of classification minority interests, valued at present value	17
(vii) Prepaid bank fees	(2)

Total impact – increase in borrowings (both non-current and current)	50

(i) Under French GAAP, a convertible bond is recognized in the balance sheet as long term debt for its nominal amount. Under IFRS, the equity component of convertible bonds is accounted for as an increase in equity offset by a reduction of the nominal amount of the debt. Moreover, under IFRS, the prepaid bank fees related to the issuance of the convertible bonds are accounted for as a reduction of debt for the fees related to the debt component of the convertible and as a reduction of equity for the fees related to the convertible equity component.

(ii) Under French GAAP, interest rate swaps are not accounted for in the balance sheet. Under IFRS, the fair market value of interest rate swaps are accounted for as an asset or liability in the balance sheet with the offset being a corresponding increase or decrease of the underlying debt.

(iii) Refer to (e) Trade accounts and notes receivable § i from current section.

(iv) Under French GAAP a written put on a company’s own shares, as an off-balance sheet contingent obligation is not recognized in the balance sheet. Under IFRS, the put is recognized for the present value of the repurchase consideration under the put option (i.e. the discounted amount of the exercise price multiplied by the number of shares covered by the put) as an increase in equity with offset being financial debt.

(v) Under French GAAP, a call granted on a company’s own shares is not recognized in the balance sheet. Under IFRS, the call with terms that require or permit net settlement is valued mark to market with the result taken in income and the offset being a financial asset or financial liability.

(vi) Refer to (a) Goodwill § i and to (h) Minority interests § i from current section.

(vii) Refer to (g) Retained earnings and other reserves § viii from current section.

2005 FORM 20-F – THOMSON GROUP F-137

Back to Index

(j)	Derivative financial instruments

(i) Fair value of the embedded conversion option	122
(ii) Fair value of derivative financial instruments	14
(iii) Remeasurement of available-for-sale financial assets	20

Total impact – increase in derivative financial instruments (split between non-current and current)	156

(i) Under French GAAP, the Group’s USD 500 million convertible bond due 2010 issued to Silver Lake Partners LLC is accounted for as a debt. Under IFRS, the bond is split into a debt component and an option conversion component. The fair value option is accounted for as financial derivative.

(ii) Under French GAAP, off balance sheet derivatives are not accounted for in the balance sheet. Under IFRS, the fair value of all derivatives is accounted for as assets or liabilities in the balance sheet.

(iii) Refer to (b) Investments and financial assets available-for-sale § i from current section.

(k)	Other current liabilities

(i) Hedge suspense account	(27)

Total impact – decrease of Other current liabilities	(27)

(i) Under French GAAP, gains and losses resulting from revaluation of outstanding derivatives that are accounted for as hedges are deferred and taken in the income statement during the same period as the underlying hedged exposure. For foreign exchange derivatives part of these deferred results were accounted for in the balance sheet in a hedge suspense account, which is part of other current assets. Under IFRS these gains and losses are accounted for either in the income statement for hedges of balance sheet items or in shareholders’ equity for hedges covering future cash flows.

F-138 2005 FORM 20-F – THOMSON GROUP

Back to Index

Effect of application of IFRS 5

As of January 1, 2005, Anagni plant assets and liabilities met the criteria of group of assets held for sale, therefore, in accordance with IFRS 5, they have to be presented separately in the consolidated balance sheet. The assets held for sale mainly include €65 million of inventories, net, €23 million of accounts receivable and €7 million of other current assets. Related liabilities mainly include €25 million of post employment benefits, €27 million of accounts payable and €111 million of intra-group liabilities.

38.6	Cash-flow statement as of December 31, 2004

	Note	French GAAP	Effect of transition to IFRS	IFRS

	(in € millions)
Net cash generated from operating activities	a	401	29	430

Of which operating cash used in discontinued operations				(125)
Net cash used in investing	b	(902)	(87)	(989)

Of which investing cash used in discontinued operations				(131)
Net cash used in financing activities		5	—	5

Of which financing cash used in discontinued operations				2
Net decrease/increase in cash and bank equivalents:		(496)	(58)	(554)

Cash and cash equivalents at beginning of period		2,383	—	2,383
Exchange gains/(losses) on cash and cash equivalents		19	—	19

Cash and cash equivalents at end of period	c	1,906	(58)	1,848

The IFRS cash flow statement is affected by the following changes:

(a)	Net cash generated from operating activities

Under French GAAP, the net cash from operating activities was presented starting from the operating income. Under IFRS, the net cash from operating activities was presented starting from the net result. The difference on net cash generated from operating activities under French GAAP and IFRS is due to the capitalization of the development projects, which were expensed under French GAAP.

(b)	Net cash used in investing

The difference on net cash generated from operating activities under French GAAP and IFRS results from impacts described in (a) and (c) from current section.

(c)	Cash and cash equivalents at end of period

Under IFRS, marketable securities cannot be qualified as cash equivalents because such investments could be subject to risks that can not be considered as insignificant according to IAS 7 of change in value. Such investments are classified as held for trading and categorized as financial assets at fair value through profit or loss.

2005 FORM 20-F – THOMSON GROUP F-139

Back to Index

39	List of consolidated subsidiaries

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005	December 31, 2004

1) FULLY CONSOLIDATED
Thomson (France) (formerly Thomson multimedia)	Parent company
46 quai Le Gallo – 92100 Boulogne Billancourt - France	100.0	100.0
ATLINKS Communications Canada, Inc. (Canada)	100.0	100.0
ATLINKS Telecommunication (Guangzhou) Cie Ltd. (People’s Republic of China)	100.0	100.0
ATLINKS Hong Kong Ltd. (Hong Kong)	100.0	100.0
ATLINKS USA, Inc. (US)	100.0	100.0
Baja Hughes S. de R.L. de C.V. (Mexico)	100.0	100.0
Beijing Thomson Commerce Co. Ltd. (People’s Republic of China)	100.0	—
Broadcast Television Systems Ltd. (United Kingdom)	100.0	100.0
Broadcast Television Systems Australia Pty Ltd. (Australia)	100.0	100.0
Broadcast Television Systems (S), Pty Ltd. (Singapore)	100.0	100.0
Canal+ Technologies, Inc. (US)	100.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0
Celstream Technologies Private Ltd. (India) (1)	44.8	—
Deutsche Thomson Brandt GmbH (Germany)	100.0	100.0
Direct Solutions, Inc. (US)	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0
European Thai Electronic Company Ltd. (Thailand)	100.0	100.0
GALLO 3 S.A. (France)	100.0	100.0
GALLO 4 S.A. (France)	100.0	100.0
Gallo 7 (France)	100.0	100.0
Gallo 15 (France)	100.0	100.0
Gallo 19 (France)	100.0	100.0
Gallo 20 (France)	100.0	—
Grass Valley Belgium (Belgium) (Formerly Thomson multimedia Broadcast Solutions Belgium BV)	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/Thomson Broadcast & Media Solutions GmbH)	100.0	100.0
Grass Valley France S.A. (France) (formerly Thomson Broadcast Systems S.A./Thomson Broadcast & Media Solutions SA)	100.0	100.0
Grass Valley Italy S.r.l. (Italy) (Formerly Thomson multimedia Broadcast Solutions Italy S.r.l)	100.0	100.0
Grass Valley Japan Ltd (Japan) (formerly Grass Valley Group Japan, Ltd.)	100.0	100.0
Grass Valley Ltd. (Hong Kong)	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./Thomson Broadcast & Media Solutions Ltd)	100.0	100.0
______________
(1)

The financials of Celstream Technologies Private Limited (“Celstream”) have been consolidated in the Statement of Accounts, on the basis that Celstream is a de facto controlled entity in conformity with IAS 27 (i.e. even though Thomson holds only 44.8% in the capital of Celstream, which percentage holding does not correspond to the written definition of a subsidiary of Thomson under the French commercial code). In 2005, Celstream is representing a contribution in revenue of €4 million and in net profit of €1 million.

F-140 2005 FORM 20-F – THOMSON GROUP

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005	December 31, 2004

Grass Valley Pte Ltd. (Singapore)	100.0	100.0
Grass Valley S.A.R.L. (France)	100.0	100.0
GVG Pty Ltd. (Australia)	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0
Grass Valley Nederland B.V. (Netherlands) (formerly Broadcast & Media Solutions Netherlands B.V./ Thomson Broadcast & Media Solutions Nederlands BV)	100.0	100.0
Grass Valley Spain (Spain) (formerly Thomson multimedia Broadcast Solutions Iberica, S.A./Thomson multimedia Broadcast Solutions)	100.0	100.0
Gyration, Inc. (US)	100.0	100.0
Immobilière Cesson (France)	100.0	100.0
Immobilière LE GALLO (France)	100.0	100.0
Laboratories Thomson Ltd. (Switzerland)	100.0	100.0
Mediabright Ltd. (United Kingdom)	100.0	100.0
MediaSec Technologies GmbH (Germany)	100.0	—
Metabyte Networks, Inc. (US)	49.0	49.0
MNC Australia Pty Ltd. (Australia)	100.0	100.0
Multimedia Insurance Brokerage (France)	100.0	100.0
Nextamp S.A. (France)	83.7	—
Nextream S.A. (France)	100.0	100.0
Nextream Deutschland GmbH (Germany)	100.0	—
Nextream France S.A. (France)	100.0	100.0
Nextream Schweiz A.G. (Switzerland)	100.0	—
Productos Electronicos de la Laguna, S.A. de C.V. (Mexico)	100.0	100.0
PT Thomson Batam (Indonesia) (formerly Thomson Batam)	100.0	100.0
RCA Trademark Management S.A. (France)	100.0	100.0
Servi-Centro Electronico de Mexico, S.A. de C.V. (Mexico)	100.0	100.0
S.M. Electronics (Germany)	100.0	—
Société Tonnerroise d’Electronique Industrielle - STELI (France)	100.0	100.0
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0
TAK S.A.S. (France)	100.0	100.0
TCE Purchasing Company Taiwan (Taiwan)	100.0	100.0
TCE Purchasing Company Japan (Japan)	100.0	100.0
TCE Purchasing Company Korea (South Korea)	100.0	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0
Thales Broadcast & Multimedia S.A. (France)	100.0	—
Thales Broadcast & Multimedia Inc. (US)	100.0	—
Thales Broadcast & Multimedia GmbH (Germany)	100.0	—

2005 FORM 20-F – THOMSON GROUP F-141

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005	December 31, 2004

Thales Broadcast & Multimedia A.G. (Switzerland)	100.0	—
Thales Radio Broadcast, Inc. (US)	100.0	—
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0
Thomson Broadband (India) Private Ltd (India)	100.0	—
Thomson Broadband R&D (Beijing) Co Ltd (People’s Republic of China)	100.0	—
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0
Thomson Broadcast Solutions do Brazil Ltda. (Brazil)	100.0	100.0
Thomson China Investment Limited (British Virgin Islands)	100.0	—
Thomson Consumer Electronics International S.A. (France)	100.0	100.0
Thomson Crown Wood Products Company (US)	100.0	100.0
Thomson Displays & Components Holding S.A.S. (France)	100.0	100.0
Thomson Displays & Components Singapore Pte Ltd (Singapore)	100.0	100.0
Thomson Displays Mexicana, S.A. de C.V. (Mexico)	(***)	100.0
Thomson Display R&D (People’s Republic of China)	(***)	100.0
Thomson Fund Management, Inc. (US) (formerly Thomson Management Growth Fund)	55.2	55.2
Thomson Genlis S.A. (France) (Formerly GALLO 1)	100.0	100.0
Thomson Guangdong Display Company Ltd. (People’s Republic of China) (formerly Thomson Foshan Colour Picture Company Ltd.)	(***)	77.6
Thomson Holding Germany GmbH & Co. O.H.G. (Germany) (formerly Thomson multimedia Sales Germany GmbH & Co O.H.G.)	100.0	100.0
Thomson Holding Italy S.p.A. (Italy)	100.0	—
Thomson Hong Kong Holdings Ltd. (Hong Kong) (formerly Thomson multimedia Hong Kong Ltd.)	100.0	100.0
Thomson Industry (Shenzhen) Co Ltd (People’s Republic of China) (formerly Thomson Shenzen Industry Ltd.)	100.0	100.0
Thomson Investments Group Limited (British Virgin Islands)	100.0	100.0
Thomson Investments India Limited (British Virgin Islands)	51.0	—
Thomson Japan KK (Japan)	100.0	100.0
Thomson Kulim Sdn Bhd (Malaysia)	100.0	100.0
Thomson Licensing, Inc. (US)	100.0	100.0
Thomson Licensing (France)	100.0	100.0
Thomson Marketing Australia Pty Ltd. (Australia)	100.0	100.0
Thomson Maroc (Morocco) (formerly Thomson multimedia Maroc)	90.5	90.5
Thomson Media Services France (France) (Formerly GALLO 18)	100.0	100.0
Thomson Media Solutions Malaysia Sdn Bhd (Malaysia) (formerly Thomson Audio Muar Sdn Bhd)	100.0	100.0
Thomson Multimedia Portfolio Holdings (US)	55.2	55.2
Thomson multimedia (Dongguan) Ltd. (People’s Republic of China)	100.0	100.0

(***) Entities sold to Videocon.

F-142 2005 FORM 20-F – THOMSON GROUP

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005		December 31, 2004

Thomson multimedia Digital Holding (British Virgin Islands) Limited	100.0		100.0
Thomson multimedia Chile S.A. (Chile)	100.0		100.0
Thomson multimedia Czech, S.r.o. (Czech Republic)	100.0		100.0
Thomson multimedia Digital France (France)	100.0		100.0
Thomson multimedia Distribution B.V. (Netherlands)	100.0		100.0
Thomson multimedia Engineering Laboratories Ltd. (Japan)	100.0		100.0
Thomson multimedia Hungary K.f.t. (Hungary)	100.0		100.0
Thomson, Inc. (US)	100.0		100.0
Thomson multimedia Ltd. (Canada)	100.0		100.0
Thomson multimedia Netherlands B.V. (Netherlands)	100.0		100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0		100.0
Thomson R&D France S.N.C. (France) (formerly Thomson multimedia R&D France S.N.C.)	100.0		100.0
Thomson multimedia Sales France (France)	(**	)	100.0
Thomson multimedia Sales International S.A.S. (France)	100.0		100.0
Thomson multimedia Sales Italy S.p.A. (Italy)	100.0		100.0
Thomson multimedia Sales Spain S.A. (Spain)	100.0		100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0		100.0
Thomson multimedia (Schweiz) A.G. (Switzerland)	100.0		100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0		100.0
Thomson Optical Components Ltd (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0		100.0
Thomson O.O.O. (Russia)	100.0		100.0
Thomson Pensionsverwaltungs GmbH (Germany)	100.0		100.0
Thomson Plasma S.A.S. (France)	100.0		100.0
Thomson Receivables Corporation (US)	—		100.0
Thomson R&D Paris S.N.C. (France)	100.0		—
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0		100.0
Thomson Sales Germany and Austria GmbH (Germany) (formerly Thomson multimedia Sales Germany and Austria GmbH)	100.0		100.0
Thomson Sales Nordic A.B. (Sweden) (formerly Thomson multimedia Scandinavia A.B.)	100.0		100.0
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	100.0		100.0
Thomson Technology LLC (US)	100.0		—
Thomson Telecom Australia Pty Ltd (Australia)	100.0		100.0
Thomson Telecom Belgium N.V. (Belgium)	100.0		100.0
Thomson Telecom España S.A. (Spain)	100.0		100.0
Thomson Telecom México S.A. de C.V. (Mexico)	100.0		100.0
Thomson Telecom S.A. (France)	100.0		100.0
Thomson Television Angers (France)	100.0		100.0

(**) Entities transferred to T.T.E. Corporation

2005 FORM 20-F – THOMSON GROUP F-143

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005		December 31, 2004

Thomson Television Components France (France)	100.0		100.0
Thomson Television España S.A. (Spain)	100.0		100.0
Thomson Tube Components Belo Horizonte Ltda. (Brazil)	100.0		100.0
Thomson Tube Components de Mexico S.A. de C.V. (Mexico)	—		100.0
Thomson Tubes & Displays S.A. (France)	(***	)	100.0
Thomson Videoglass (France)	—		100.0
Videocolor S.p.A. (Italy)	(***	)	100.0
Vingt Huit Centelec (France) (formerly Ex Camera)	100.0		100.0
Services affiliates
CD Manufacturing (UK) Ltd. (United Kingdom)	100.0		100.0
Claymont Investments, Inc. (US)	(*	)	100.0
Consolidated Film Industries, LLC (US)	100.0		100.0
Direct Home Entertainment Ltd. (United Kingdom)	100.0		100.0
Euronimbus S.A. (Luxembourg)	100.0		100.0
Gallo 8 S.A.S. (France)	100.0		100.0
Interecord (Italy)	100.0		100.0
International Recording S.r.l. (Italy)	100.0		100.0
Kay Holdings Ltd (United Kingdom)	100.0		100.0
La Luna de Madrid Digital, S.L. (Spain)	—		100.0
Metrocolor Laboratories (UK) Ltd. (United Kingdom)	100.0		100.0
Metrocolor London Ltd. (United Kingdom)	100.0		100.0
Naamans Finance Corporation (US)	(*	)	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0		100.0
Objectif Ouest (France)	51.0		—
Primacor B.V. (Netherlands)	100.0		100.0
PRN Corporation (US)	100.0		—
Premier Retail Network Inc. (US)	100.0		—
Retail Network Facilities Inc. (US)	100.0		—
Technicolor Audio Visual Systems (Rentals) Ltd. (United Kingdom)	100.0		100.0
Technicolor Audio Visual Systems Ltd. (United Kingdom)	100.0		100.0
Technicolor Australia Investments Ltd. (United Kingdom)	100.0		100.0
______________
(*)	Entities merged into others.
(***)	Entities sold to Videocon.

F-144 2005 FORM 20-F – THOMSON GROUP

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005		December 31, 2004

Technicolor B.V. (Netherlands)	100.0		100.0
Technicolor Canada, Inc. (Canada)	100.0		100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0		100.0
Technicolor Creative Services Ltd (Thailand)	100.0		100.0
Technicolor Creative Services USA, Inc. (US)	100.0		100.0
Technicolor Digital Cinema, Inc. (US)	100.0		100.0
Technicolor Digital Cinema, LLC (US)	100.0		100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0		100.0
Technicolor Distribution Services France S.A.R.L. (France) (formerly Euronimbus S.A.R.L.)	100.0		100.0
Technicolor Distribution Services Ltd (United Kingdom)	100.0		—
Technicolor East Coast, Inc. (US)	100.0		100.0
Technicolor Export de Mexico, S. de R.L. de C.V. (Mexico)	100.0		100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0		100.0
Technicolor Europe Ltd. (United Kingdom)	100.0		—
Technicolor Home Entertainment Services de Mexico, S. de R.L. de C.V. (Mexico)	100.0		100.0
Technicolor Home Entertainment Services Ireland Ltd. (Ireland)	100.0		100.0
Technicolor Home Entertainment Services of America LLC (US)	100.0		100.0
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0		100.0
Technicolor Holdings B.V. (Netherlands)	100.0		100.0
Technicolor Holdings of Canada, Inc. (Canada)	100.0		100.0
Technicolor Holdings, Inc. (US)	100.0		100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0		100.0
Technicolor Holdings S.A. de C.V. (Mexico)	100.0		100.0
Technicolor Imaging Ltd. (United Kingdom)	100.0		100.0
Technicolor Investment Company (US)	(*	)	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0		100.0
Technicolor Licensing Ltd (United Kingdom)	100.0		—
Technicolor Ltd. (UK) (United Kingdom)	100.0		100.0
Technicolor Mexicana, S.de R.L. de C.V. (Mexico)	100.0		100.0
Technicolor Mexico Acquisition S.A. de C.V. (Mexico)	100.0		100.0
Technicolor Milan S.p.A. (Italy)	100.0		100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd)	77.6		77.6
Technicolor Pty Ltd. (Australia)	100.0		100.0
Technicolor Spain, S.A. (Spain)	100.0		100.0
Technicolor S.p.A. (Italy)	100.0		100.0
Technicolor USA Holdings, Inc. (US)	(*	)	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0		100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0		100.0
______________
(*)	Entities merged into others.

2005 FORM 20-F – THOMSON GROUP F-145

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005	December 31, 2004

Technicolor Videocassette Holdings Ltd. (UK) (United Kingdom)	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0
Technicolor Vidtronics Ltd. (United Kingdom)	100.0	100.0
Technicolor, Inc. (US)	100.0	100.0
Technicolor Universal Media Services LLC of America (US)	75.3	74.9
Technicolor (Thaïland) Ltd (formerly Cinecolor Lab Co., Ltd.)	100.0	100.0
Technivision Ltd. (UK) (United Kingdom)	100.0	100.0
The Moving Picture Company Blondes Films Limited (United Kingdom)	100.0	100.0
The Moving Picture Company Digital Films Limited (United Kingdom)	100.0	100.0
The Moving Picture Company Holdings Limited (United Kingdom)	100.0	100.0
The Moving Picture Company Liar Liar Pants on Fire Limited (United Kingdom)	100.0	100.0
The Moving Picture Company Limited (United Kingdom)	100.0	100.0
The Moving Picture Company Picasso Pictures Limited (United Kingdom)	100.0	100.0
The Moving Picture Company Printed Pictures Limited (United Kingdom)	100.0	100.0
The Moving Picture Production Company Limited (United Kingdom)	100.0	100.0
Thomson Australia Holdings Pty Ltd (United Kingdom)	100.0	—
VCF Thématiques S.A.S. (France)	51.0	—
Vidfilm International Digital Ltd. (United Kingdom)	100.0	100.0
Vidfilm International Digital Subtitling Ltd. (United Kingdom)	100.0	100.0
2) CONSOLIDATED BY PRO RATA METHOD
3DCD LLC (US)	50.0	50.0
ContentGuard Holdings, Inc. (US)	25.2	—
La Luna Titra, S.L. (Spain)	50.0	50.0
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	50.0	50.0
Screenvision Acquisitions 10, Inc. (US)	50.0	50.0
Screenvision Acquisitions 20, LLC (US)	50.0	50.0
Screenvision Billboard Holdings, Inc. (US) (formerly Technicolor Cinema Billboard, Inc.)	50.0	50.0
Screenvision Billboard Network, LLC (US) (formerly Cinema Billboard Network, LLC.)	50.0	50.0
Screenvision Cinema Network, LLC (US)	50.0	50.0
Screenvision Direct, Inc. (US) (formerly Val Morgan Cinema Advertising, Inc.)	50.0	50.0
Screenvision Exhibition, Inc. (US) (formerly Technicolor Screen Services, Inc.)	50.0	50.0
Screenvision Holdings, Inc. (US) (formerly Technicolor Screen Advertising, Inc.)	50.0	50.0
Technicolor Cinema Advertising LLC (US)	50.0	50.0
Thomson Broadcast and Media Solutions Nordic A/S (Denmark)	50.0	50.0
Thomson CITIC Digital Technology (People’s Republic of China)	50.0	50.0

F-146 2005 FORM 20-F – THOMSON GROUP

Back to Index

	% share held by Thomson (% rounded to one decimal)

Company - (Country)	December 31, 2005	December 31, 2004

Screenvision Europe affiliates
Dansk Reklame Films A/S (Denmark) (formerly RMB Dansk Reklame Films A/S)	12.5	12.5
Nordic Media Link A.B. (Sweden)	25.0	25.0
RMB Denmark A/S (Denmark)	—	25.0
RMB Entertainment S.A. (Belgium)	50.0	50.0
RMB Norway (Norway)	25.0	25.0
RMB Sweden A.B. (Sweden)	—	25.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0
Screenvision Czech S.r.o. (Czech Republic) (formerly RMB Czech Arcona S.r.o.)	50.0	50.0
Screenvision Europe S.A.S. (France) (formerly Gallo 11 S.A.S.)	50.0	50.0
Screenvision Finance S.A.S. (France)	50.0	50.0
Screenvision Finland Oy (Finland) (formerly RMB Finland Oy)	25.0	25.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0
Screenvision Group (Europe) Ltd. (United Kingdom) (formerly RMBI II)	50.0	50.0
Screenvision Holdings (Europe) Ltd. (United Kingdom)	50.0	50.0
Screenvision Holdings S.A.S. (France)	50.0	50.0
Screenvision Netherlands B.V. (Netherlands) (formerly RMB Netherlands)	50.0	50.0
Screenvision Portugal (Portugal) (formerly RMB Portugal)	50.0	50.0
Screenvision Spain S.A. (Spain) (formerly RMB España Multimedia SA)	50.0	50.0
Screenvision Slovakia S.r.o. (Slovakia) (formerly RMB Slovakia S.r.o.)	50.0	50.0
3) CONSOLIDATED BY EQUITY METHOD
Celstream Technologies Private Ltd. (India)	—	44.8
CTE El Athir (Tunisia)	30.0	30.0
Easyplug S.A.S. (France)	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0
Metric Line (France)	40.0	40.0
MTEP (US)	12.5	12.5
RF Film, S.A. (Spain)	—	50.0
Techfund Capital Europe (France)	20.0	20.0
T.T.E Corporation	—	33.0
TCL Multimedia Technology Holding Ltd	29.3	—

2005 FORM 20-F – THOMSON GROUP F-147

Back to Index

40 U.S. GAAP reconciliation

40.1 Summary of U.S. GAAP reconciling items impacting consolidated net income and shareholders’ equity

	Years ended December 31,

	2004	2005

	(in € millions)
Net loss as reported in Consolidated Financial Statements under IFRS	(561)	(573)
Less: minority interests	2	(1)
Net loss attributable to equity holders in Consolidated Financial Statements under IFRS	(559)	(574)
a) Stock options and other share-based payments	(3)	7
b) Development costs	(16)	(46)
c) Convertible debt and other debt	(85)	17
d) Pension and other post employement benefits	12	(19)
f) Restructuring provision	6	(6)
g) Recognition of non-contingent part of certain guarantees given	4	(4)
h) Sale-and-leaseback transactions	5	5
i) Long-term payable	(1)	(2)
j) Hedging activities and other financial instruments	5	(11)
k) Change in accounting principle	(43)	—
l) Business combination	(8)	(53)
m) Cumulative translation adjustment	—	(34)
n) Deemed costs - recognition of certain long-lived assets at fair value	(11)	—
Other	6	(1)
o) Deferred tax	(7)	—
Net loss under U.S. GAAP	(695)	(721)

Impacts to our Statement of Operations of above reconciling items are before tax.

F-148 2005 FORM 20-F – THOMSON GROUP

Back to Index

	As of December 31,

	2004	2005

	(in € millions)
Equity as reported in Consolidated Financial Statements under IFRS	2,493	2,216
Less: minority interests	(18)	(7)
Equity attributable to equity holders as reported in Consolidated Financial Statements under IFRS	2,475	2,209
b) Development costs	(34)	(84)
c) Convertible debt and other debt	(85)	(500)
d) Pension and other post employement benefits	115	149
e) Commitment to purchase minority interests	—	—
f) Restructuring provision	(60)	(71)
g) Recognition of non-contingent part of certain guarantees given	—	(4)
h) Sale-and-leaseback transactions	(8)	(4)
i) Long-term payable	(1)	(3)
j) Hedging activities and other financial instruments	—	8
l) Business combination	102	61
n) Deemed costs - recognition of certain long-lived assets at fair value	6	6
Other	3	9
o) Deferred tax	(21)	(5)
Shareholders’ equity under U.S. GAAP	2,492	1,771

Impacts to our consolidated Shareholder’s equity of above reconciling items are before tax.

40.2 Differences between Accounting Principles followed by Thomson and Generally Accepted Accounting Principles in the United States (U.S. GAAP)

Thomson prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Its main accounting policies are disclosed in Note 2 to the consolidated financial statements. The significant differences of Thomson’s accounting policies from U.S. GAAP are described in this note.

(a)	Stock options and other share-based payments

Under IFRS equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as a compensation expense over the vesting period of the plans, based on the Group’s estimate of the number of options that will be exercised.

For share-based payments that are cash-settled, a liability equal to the portion of the goods or services received is recognized at fair value and re-measured at each balance sheet date.

2005 FORM 20-F – THOMSON GROUP F-149

Back to Index

Under U.S. GAAP, all stock options plans are accounted for by Thomson using the intrinsic value as prescribed by APB 25 “Accounting for Stock issued to Employees”. When stock option plans are amended, which occurred in connection with the public tender offer made by Thomson in September 2004, U.S. GAAP require accounting based on the incremental intrinsic value of the options granted, with subsequent re-measurement at each balance sheet date of the then determined intrinsic value, with changes being recorded through the Statement of Operations. Compensation expense for awards with graded vesting schedule is recognized as it would be if awards are viewed as several separate awards. For options granted to non-employee, Thomson accounts for compensation expense based on fair value measurement with subsequent changes in fair value being recorded in the Statement of Operations until the end of the vesting period.

In addition, as permitted by IFRS 1, Thomson has opted to exclude all stock options plans granted before November 7, 2002 and fully vested before January 1, 2005 from the application of IFRS 2, and as such, these options are accounted for by Thomson using a provision of French GAAP that allow for no recognition of compensation expense. As a result, the first time application exception was applied to stock options plans 1 and 2, the BASA plan, the first award of TTE retention plan and employee offerings (see Note 28).

As a result, the income statement impact related to share-based payment may differs between IFRS and U.S. GAAP as follows:

	IFRS			U.S. GAAP

		Compensation expense			Compensation expense

	Method of accounting	2004	2005	Method of accounting	2004	2005

	(in € millions)
Plan 1 (*)	n/a	n/a	n/a	Intrinsic value	—	—
Plan 2 (*)	n/a	n/a	n/a	Intrinsic value	—	—
Plan 3	Fair value	(2)	(5)	Intrinsic value (partly variable accounting)	(1)	(2)
Plan 4	Fair value	n/a	(1)	Intrinsic value	n/a	—
Plan 5	Fair value	n/a	—	Intrinsic value	n/a	—
TTE retention plan (*)	Fair value	(1)	(2)	Fair value	(4)	(3)
BASA plan (*)	n/a	n/a	n/a	Intrinsic value	—	—
Inventel / Cirpack	Fair value	n/a	(4)	Intrinsic value	n/a	—
Employee offerings (*)	n/a	n/a	n/a	Intrinsic value	(1)	—

Total		(3)	(12)		(6)	(5)

______________
(*)

Stock option plans scoped out under IFRS because granted before November 7, 2002 and fully vested as of January 1, 2005 (1st award of TTE retention plan granted and fully vested in 2004 is scoped out).

F-150 2005 FORM 20-F – THOMSON GROUP

Back to Index

Had the compensation cost for stock options awarded under these plans been determined based on the fair value at the date of grant consistent with the methodology of SFAS 123 “Accounting for Stock-Based Compensation”, Thomson’s net loss and basic and diluted earnings per share would have reflected the following pro forma amounts:

	Years ended December 31,

	2004	2005

	(in € millions, except earning per share in euro)
U.S. GAAP net income (loss) available to common shareholders (Note 40.3.2):
- for basic earning per share calculation	(695)	(721)
- for diluted earning per share calculation	(711)	(793)
Basic earning (loss) per share	(2.54)	(2.71)
Diluted earning (loss) per share	(2.54)	(2.71)
Add back: stock-based employee compensation expense included in reported net income net of related tax effects	6	5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(25)	(18)
Pro forma U.S. GAAP net income (loss) available to common shareholders:
- for basic earning per share calculation	(714)	(734)
- for diluted earning per share calculation	(730)	(806)
Pro forma basic earning (loss) per share	(2.61)	(2.75)
Pro forma diluted earning (loss) per share	(2.61)	(2.75)
(b)	Development costs

Under IFRS, development projects are capitalized and recognized as intangible assets at cost when certain criteria are met (IAS 38 “Intangible Assets”), otherwise such costs are expensed as incurred.

Under U.S. GAAP, capitalization of development costs is prohibited (SFAS 2 “Accounting for Research and Development Costs”), unless they pertain to specific elements of internally developed computer software (SFAS 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”).

As a result, all costs incurred related to development projects that do not relate to internally developed computer software and that have been capitalized under IFRS have been expensed as incurred under U.S. GAAP. Amortization expenses recorded under IFRS are reversed under U.S. GAAP.

2005 FORM 20-F – THOMSON GROUP F-151

Back to Index

Impact of the above differences on the Statements of Operations and Consolidated Balance Sheets are presented in the below table:

	December 31,

	2004	2005

	(in € millions)
Statement of Operations
Research and development expense that cannot be capitalized	(16)	(46)
Income tax	2	16

Profit (loss) from continuing operations	(14)	(30)
Profit (loss) from discontinued operations	—	—

Net income (loss)	(14)	(30)
Balance sheet
Increase (reduction) of other intangible assets (gross value)	(55)	(125)
Increase (reduction) of other intangible assets (acc. amortization)	21	41
Increase (reduction) of net equity (*)	(32)	(66)
______________
(*)	Of which €2 million and €18 million of tax for December 31, 2004 and 2005, respectively.
(c)	Convertible debt and other debt
(i)	Accounting for subordinated perpetual debt

Under IFRS as detailed in Note 22, our €500 million perpetual subordinated debt, issued in 2005, has been accounted in equity for the net value received of €492 million (issue price less offering discount and fees) because it meets the definition of equity as it is not redeemable and interest is due only in the case Thomson pays dividends to its shareholders. Under U.S. GAAP, this financial instrument does not meet the definition of equity and is classified as a financial debt.

In addition, and mainly due to the different nature of the instrument under IFRS and U.S. GAAP, interest costs are not recognized in the income statement at the same time. Under IFRS, interests are not accrued until they are contractually due (i.e. if and when dividends of a fiscal year have been voted at the next year shareholders’ meeting or if Thomson purchased treasury shares six months prior to the interest payment due date). Under U.S. GAAP, as payment of interest is probable, interests are accrued during each period (regardless when the shareholders’ meeting approves any distribution of dividends).

As a consequence, for the period ended December 31, 2005, Thomson has reported additional interest expenses amounting to €8 million under U.S. GAAP.

(ii)	Accounting for “conventional convertible debt”

Under IFRS, IAS 39 “Financial Instruments: Recognition and Measurement” requires split accounting when a financial instrument such as a convertible debt contains both a liability component and an equity component, like an option to convert part or all of the repayment obligation into Thomson shares. Interest expense is recognized on the debt component at the effective rate. Under U.S. GAAP, interest expense is recognized based on the nominal interest rate and no bifurcation is required.

Before the application of IAS 39 from January 1, 2005 onwards, Thomson applied French GAAP for all financial instruments. Under French GAAP, conventional convertible debts are accounted for entirely as a financial debt at their nominal value, and interests calculated are based on the nominal rate.

F-152 2005 FORM 20-F – THOMSON GROUP

Back to Index

Under U.S. GAAP, conventional convertible debt (i.e., all of Thomson’s convertible debt, except the bond issued to Silver Lake Partners LLC as further described in Note 24 to our consolidated financial statements) does not imply the recognition of an embedded derivative. Thomson’s conventional convertible debts are recognized on the balance sheet at their nominal values with interest expense determined based on nominal interest rate. Issuance costs are amortized using the effective interest method.

As a consequence this difference decrease the financial expense of the Group under U.S. GAAP compared to IFRS by an amount of €25 million for the year ended December 31, 2005 (nil in 2004).

(iii)	Bonds convertible into shares or redeemable in shares

Before the application of IAS 32/39 from January 1, 2005 onwards, Thomson applied French GAAP for all financial instruments. Under French GAAP, convertible bonds are accounted for entirely as financial debt and issuance costs are accounted for as an asset and amortized over the debt term.

Under U.S. GAAP, since our subordinated bonds issued on September 16, 2004 are (i) redeemable in U.S. dollars or (ii) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares (the “Bonds”), the embedded conversion option feature has been bifurcated and accounted for separately in long-term liabilities.

The conversion option feature and the debt component are recognized at fair value at inception. Subsequent changes of the fair value of the embedded derivative have been recorded as a financial expense in the statement of operations under U.S. GAAP.

The allocation of a portion of the proceeds of the bonds to the embedded derivative and issuance costs creates a discount on issuance which is being amortized to earnings over the life of the bonds under U.S. GAAP.

The accounting treatment under IAS 32/39 of bonds convertible into shares or redeemable in shares is similar to the U.S. GAAP treatment described above. As a result, since the first application of IAS 32/39, (starting January 1, 2005) no difference remains related to this particular financial instrument.

Under U.S. GAAP, the embedded conversion option feature bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. Subsequent changes in fair value and amortization of the discount have required Thomson to recognize an additional non-cash financial expense amounting to €85 million for the year ended December 31, 2004 (nil in 2005), compared to IFRS.

(iv)	Costs of debt issuance classification

Under IFRS, the costs related to the issuance of debt are capitalized and amortized over the estimated useful life of the underlying financial instrument, while the debt is presented net of unamortized costs of issuance.

Under U.S. GAAP, costs of issuance are recognized as an asset and amortized over the estimated useful life of the underlying financial instrument, using the effective interest method.

As a result, compared to IFRS, other non-current assets and financial debt are increased by €10 million and €20 millions as of December 31, 2004 and 2005 respectively.

2005 FORM 20-F – THOMSON GROUP F-153

Back to Index

Impacts of the above differences on our Statement of Operations and our Consolidated Balance Sheets are shown in the table below:

	December 31,

	2004	2005

	(in € millions)
Statement of operations
Financial result	(85)	17
Income tax	—	3

Profit (loss) from continuing operations	(85)	20
Profit (loss) from discontinued operations	—	—

Net income (loss)	(85)	20
Balance sheet
Increase (reduction) of other non-current assets	10	20
Increase (reduction) of debt	—	517
of which short term portion	—	8
Increase (reduction) of other financial instruments	95	—
Increase (reduction) of net equity (*)	(85)	(497)
______________
(*)	Of which €3 million of tax as of December 31, 2005.
(d)	Pension and other post employment benefits

Differences are mainly due to (i) the impact of the exception provided by IFRS 1 “First Time Application”, (ii) the additional minimum pension liability recognized under U.S. GAAP that does not exist in IFRS and (iii) the option of IAS 19 “Employee Benefits”, as revised, to recognize actuarial gains or losses immediately against equity whereas they are amortized using the corridor method under U.S. GAAP.

Under IFRS, following the transitional provisions of IFRS 1 “First Time Application”, the Group recognized all unrecognized actuarial gains and losses existing as of January 1, 2004 against equity. In addition, Thomson elected to apply the option of IAS 19, which allows the recognition of all actuarial gains and losses generated over the period against equity through the Statement of Recognised Income and Expense.

Under U.S. GAAP, all IFRS impacts on equity were reversed, and the actuarial gains and losses, at the IFRS transition date and those created on subsequent years, continue to be amortized over the employee’s remaining service period. In addition, under U.S. GAAP, the minimum pension liability adjustment is charged to other comprehensive income or intangible asset.

F-154 2005 FORM 20-F – THOMSON GROUP

Back to Index

The net accruals as of December 31, 2004 and 2005 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	December 31, 2004			December 31, 2005

	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits

	(in € millions)
Net pension accrual under IFRS	(494)	(356)	(850)	(494)	(445)	(939)
Reclassification to other liabilities (*)	28	—	28	16	—	16
Reimbursement right recognized as an asset	—	43	43	—	65	65
Unrecognized actuarial (gain) loss	114	111	225	145	138	283
Prior service costs	1	(15)	(14)	3	(16)	(13)
Minimum Liability Adjustment	(98)	—	(98)	(125)	—	(125)

Net pension accrual under U.S. GAAP before held for sale reclassification	(449)	(217)	(666)	(455)	(258)	(713)

Held for sale reclassification (**)	25	—	25	1	—	1
Net pension accrual under U.S. GAAP after held for sale reclassification	(424)	(217)	(641)	(454)	(258)	(712)
______________
(*)	Corresponds to early retirement plans.
(**)	Corresponds to Anagni plant pension liabilities classified as held for sale under U.S. GAAP as of December 31, 2004 (not under IFRS since IFRS 5 only applies from January 1, 2005 onwards).

2005 FORM 20-F – THOMSON GROUP F-155

Back to Index

Additional disclosures in accordance with SFAS 132R are as follows:

	December 31, 2004			December 31, 2005

	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits

	(in € millions)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of the year	(707)	(436)	(1,143)	(646)	(298)	(944)
Reclassification of early retirement plans and jubilee awards under other reserves (*)	38	—	38	—	—	—
Service cost	(23)	(4)	(27)	(18)	(2)	(20)
Interest cost	(33)	(20)	(53)	(31)	(19)	(50)
Amendments	(3)	103	100	—	—	—
Business combinations	9	—	9	24	—	24
Plan participants contributions	(1)	(4)	(5)	(1)	(7)	(8)
Curtailment / Settlement	46	5	51	48	—	48
Actuarial (loss) gain	(27)	17	(10)	(45)	(12)	(57)
Benefits paid	37	19	56	30	22	52
Change in measurement date	—	—	—	12	(3)	9
Others (foreign currency translation)	18	22	40	(36)	(47)	(83)
Benefit obligation at end of year	(646)	(298)	(944)	(663)	(366)	(1,029)
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the year	221	—	221	184	—	184
Actual return on plan assets	21	—	21	19	—	19
Thomson contribution	16	—	16	24	—	24
Plan participants contributions	1	—	1	1	—	1
Curtailment / Settlement	(55)	—	(55)	(45)	—	(45)
Business combinations	(2)	—	(2)	—	—	—
Benefits paid	(8)	—	(8)	(9)	—	(9)
Change in measurement date	—	—	—	(12)	—	(12)
Others (foreign currency translation)	(10)	—	(10)	21	—	21
Fair value of plan assets at end of year	184	—	184	183	—	183
Funded status of the plan	(462)	(298)	(760)	(480)	(366)	(846)
Unrecognized actuarial (gains) or losses	114	110	224	145	138	283
Unrecognized actuarial prior service cost	(3)	(29)	(32)	—	(30)	(30)
Unrecognized actuarial transition obligation	—	—	—	—	—	—
Prepaid (Accrued) benefit cost	(351)	(217)	(568)	(335)	(258)	(593)
______________
(*)	Jubilee awards and early retirement plans are classified under “other reserves”.

For Thomson’s defined benefit pension plans, the benefit obligation and the accumulated benefit obligation were in excess of plan assets at December 31, 2004 and 2005. The accumulated benefit obligation “ABO” was equal to €614 million and €607 million as of December 31, 2004 and 2005 respectively.

F-156 2005 FORM 20-F – THOMSON GROUP

Back to Index

Amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31, 2004			December 31, 2005

	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits

	(in € millions)
Prepaid (Accrued) benefit cost	(351)	(217)	(568)	(335)	(258)	(593)
Minimum Liability Adjustment (MLA):
Included in other comprehensive income	(97)	—	(97)	(124)	—	(124)
Included in intangible asset	(1)	—	(1)	(1)	—	(1)

Total Minimum Liability Adjustment	(98)	—	(98)	(125)	—	(125)
Accrued benefit liability (including MLA)	(449)	(217)	(666)	(460)	(258)	(718)
Prepaid benefit cost	—	—	—	—	—	—
Net amount accrued for under U.S. GAAP before held for sale reclassification	(449)	(217)	(666)	(460)	(258)	(718)
Held for sale reclassification	25	—	25	6	—	6

Net amount accrued for under U.S. GAAP after held for sale reclassification	(424)	(217)	(641)	(454)	(258)	(712)

Amounts recognized in the Statement of Operations are as follows:

	For years ended

	December 31, 2004			December 31, 2005

	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits

	(in € millions)
Annual cost under U.S. GAAP
Service cost	(23)	(4)	(27)	(18)	(2)	(20)
Expected interest cost	(33)	(20)	(53)	(31)	(19)	(50)
Expected return on plan assets	13	—	13	11	—	11
Amortization of unrecognized prior service cost	(1)	4	3	—	3	3
Amortization of actuarial net losses or (gains)	(4)	(7)	(11)	(4)	(7)	(11)
Amortization of net transition obligation	(2)	—	(2)	—	—	—
Effect of curtailment/settlement	(15)	33	18	(4)	—	(4)

Net periodic benefit cost	(65)	6	(59)	(46)	(25)	(71)

Net periodic benefit cost under U.S. GAAP recorded in Income from continuing operation before interest and tax amounts to €49 million and to €42 million for the years ended December 31, 2005 and 2004, respectively.

The following benefit payments, which reflect expected future services, are expected to be made for the next five years:

	Pension benefits	Other benefits	Total benefits

	(in € millions)
2006	54	21	75
2007	77	22	99
2008	38	23	61
2009	38	23	61
2010	38	22	60
5 years thereafter	243	119	362

The measurement date of the projected benefit obligation and the fair value of the plan assets is December 31, each year.

2005 FORM 20-F – THOMSON GROUP F-157

Back to Index

One of Thomson subsidiary in Netherlands takes part of a multi-employer defined benefit plan (“Metalelektro”). Thomson accounts for this plan as a defined contribution plan and has contributed €2 million and €2 million for years ended December 31, 2004 and 2005 respectively.

(e) Commitment to purchase minority interests

Under IFRS, as required by IAS 32/39, commitments to purchase minority interests are recognized as financial debt for the fair value of the purchase consideration under the put option, with as counterpart reversal of existing minority interests and the balance in goodwill.

Such accounting treatment has been applied from January 1, 2005 onwards. Until that date, Thomson was applying the provision of French GAAP for all financial instruments and therefore accounted for such commitments as off balance sheet items.

Under U.S. GAAP, except in limited circumstances as described in EITF 00-04 “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in that Subsidiary”, embedded put option to acquire minority interests are recognized as off balance sheet commitments. In other cases under U.S. GAAP, no liability should be recognized related to any commitment given unless it is probable that a liability exists.

As of December 31, 2004 and 2005, Thomson issued a put option to acquire all of the remaining shares of one of its consolidated subsidiaries for which the put granted and the call received are not symmetric in terms of value or timing.

As a consequence as of December 31, 2005 under U.S. GAAP minority interests on the balance sheet are increased by €8 million, while goodwill is decreased by €4 million, and other debt is decreased by €12 million.

(f) Restructuring provision

The Group applies the provisions of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” in order to assess restructuring liabilities at the closing date. This standard defines certain criteria to be met in order to provide for costs of a restructuring plan.

Under U.S. GAAP, criteria for recognizing a restructuring liability are more stringent than under IFRS, as U.S. GAAP provide additional criteria to recognize a liability in comparison with IAS 37. Thus, SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that the communication of the benefit arrangement include sufficient detail to enable employees to determine the type and amount of benefits they will receive if their employement contracts are terminated.

In addition, SFAS 146 requires the costs to terminate a contract to be provided for at the date the third party is notified of such decision or at the cease-use date in the case of a lease agreement. Under IFRS, the accrual is recorded at the announcement that the facility will be vacated.

Furthermore, the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” allow costs of a restructuring plan of an acquired entity to be charged against goodwill, when certain conditions are met. Under IFRS, no such restructuring plan costs are charged against goodwill, but they are expensed in the period the plan is announced.

The impact of U.S. GAAP adjustments related to restructuring provision is detailed as follows:

F-158 2005 FORM 20-F – THOMSON GROUP

 Back to Index

	December 31, 2004	Current year expense	Cash payments	Release of reserve to income	Change in scope of conso- lidation	Other	Held for sale	December 31, 2005

	(in € millions)
IFRS restructuring reserve	76	130	(92)	(17)	(17)	8	(34)	54
Non-specific voluntary termination offer not accepted at balance sheet date	(2)	—	—	—	—	1	—	(1)
Non-specific involuntary termination arrangements	(3)	(1)	—	—	—	1	—	(3)
Future losses on non-ceased contract	(2)	2	—	—	—	(1)	—	(1)
Cost to move inventory	(1)	(1)	—	—	—	—	—	(2)
Reengineering and consulting costs	(1)	(3)	4	—	—	—	—	—
Other adjustments including non-eligible asset write-downs	1	(4)	4	—	1	(1)	1	2
Total U.S. GAAP adjustments	(8)	(7)	8	—	1	—	1	(5)
Reclassification of asset write downs	(1)	(5)	—	3	—	2	—	(1)
Reclassification to other cost of Sales	—	(1)	—	—	—	1	—	—
Total U.S. GAAP reclassifications	(1)	(6)	—	3	—	3	—	(1)
U.S. GAAP restructuring reserve	67	117	(84)	(14)	(16)	11	(33)	48

	December 31, 2004	Current year expense	Cash payments	Release of reserve to income	Change in scope of conso- lidation	Other	Held for sale	December 31, 2005

	(in € millions)
Employee termination benefits	29	84	(58)	(13)	(18)	8	(18)	14
Other costs	38	33	(26)	(1)	2	3	(15)	34
U.S. GAAP restructuring reserve	67	117	(84)	(14)	(16)	11	(33)	48

Reconciliation of restructuring expense is as follows:

	For the year ended December 31, 2005

	Restructuring charge	Other Statement of Operations captions impact	Net income impact

	(in € millions)
Restructuring expense under IFRS	(113)
U.S. GAAP restructuring adjustments	7	—	7
U.S. GAAP reclassifications	3	(3)	—
Cash payment in 2005 not classified as restructuring expense under U.S. GAAP	—	(8)	(8)
Change in scope - impact on capital gain (loss) (*)	—	(1)	(1)
Other	—	(4)	(4)
Total impact of U.S. GAAP adjustments and reclassifications	10	(16)	(6)

Restructuring expense under U.S. GAAP	(103)
______________

(*)     Related change in scope adjustment corresponds to disposals.

2005 FORM 20-F – THOMSON GROUP F-159

Back to Index

	December 31, 2003	Current year expense	Cash payments	Release of reserve to income	Change in scope of conso- lidation	Other	Held for sale	December 31, 2004

	(in € millions)
IFRS restructuring reserve	95	820	(195)	(19)	2	(627)	—	76
Non-specific voluntary termination offer not accepted at balance sheet Date	(6)	4	—	—	—	—	—	(2)
Non-specific involuntary termination offer	(1)	(2)	—	—	—	—	—	(3)
Futures losses on non-ceased contract	(9)	(1)	2	—	6	—	—	(2)
Cost to move inventory	(1)	(1)	1	—	—	—	—	(1)
Reengineering or consulting costs	(1)	(5)	5	—	—	—	—	(1)
Marion SFAS 88 (*)	9	(9)	—	—	—	—	—	—
Other adjustment including non-eligible asset write downs	—	(5)	5	—	3	(2)	—	1
Total U.S. GAAP adjustments	(9)	(19)	13	—	9	(2)	—	(8)
Curtailment on post employment reserve (**)	—	(43)	—	—	2	41	—	—
Reclassification of asset write downs	(1)	(597)	—	—	(5)	602	—	(1)
Reclassification to other cost of sales	—	(11)	—	—	—	11	—	—
Total U.S. GAAP reclassifications	(1)	(651)	—	—	(3)	654	—	(1)
U.S. GAAP restructuring reserve	85	150	(182)	(19)	8	25	—	67

______________
(*)	In accordance with the provision of FAS 88, Thomson recorded termination costs in 2003 upon its decision to close the Marion plant Line 3. Such costs were recognized in 2004 under IFRS.
(**)

Under IFRS, the effects of curtailments on post employment benefit obligations are recognized as restructuring expenses or income. Under U.S. GAAP those effects are reported as net periodic pension costs.

	December 31, 2003	Current year expense	Cash payments	Release of reserve to income	Change in scope of conso- lidation	Other	Held for sale	December 31, 2004

	(in € millions)
Employee termination costs	74	98	(159)	(7)	4	19	—	29
Other costs	11	52	(23)	(12)	4	6	—	38
U.S. GAAP restructuring reserve	85	150	(182)	(19)	8	25	—	67

F-160 2005 FORM 20-F – THOMSON GROUP

Back to Index

Reconciliation of restructuring expense is as follow:

	For the year ended December 31, 2004

	Restructuring charge	Other Statement of Operations captions impact	Net income impact

	(in € millions)
Restructuring expense under IFRS	(801)
U.S. GAAP restructuring adjustments	19	—	19
U.S. GAAP reclassifications	651	(651)	—
Cash payment in 2004 not classified as restructuring expense under U.S. GAAP	—	(13)	(13)
Change in scope - impact on capital gain (loss) (*)	—	—	—
Total impact of U.S. GAAP adjustments and reclassifications	670	(664)	6

Restructuring expense under U.S. GAAP	(131)
______________
(*)	No impact on the statement of operations since the change in scope for the year 2004 only relates to business combinations.
(g) Recognition of non-contingent part of certain guarantees given

Under U.S. GAAP, FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees for the Indebtedness of Others” requires the recognition of the fair value of certain guarantees given as a liability at the date the guarantee is granted for their non-contingent portion.

Under IFRS, such commitment cannot be provided for because it does not meet the present obligation criteria required to accrue for a liability under IAS 37.

For the period ended December 31, 2004 under U.S. GAAP, Thomson reversed a liability accrued in accordance with FIN 45 as of December 31, 2003 for an amount of €4 million.

Over the year ended December 31, 2005, Thomson entered into several disposals of business from our Display & CE Partnerships activity and made certain guarantees for payments in connection with there disposals. Such guarantees have been measured and recognized as a liability at fair value for €4 million. Such liability is amortized over the period of the term of the guarantees and related amortization charge is recorded in the caption “Selling, general, administrative expenses and others” in the Statement of Operations.

	December 31,

	2004	2005

	(in € millions)
Statement of operations
Selling, general, administrative expenses and others	4	(2)
Income tax	—	—

Profit (loss) from continuing operations	4	(2)
Profit (loss) from discontinued operations	—	(2)

Net income (loss)	4	(4)
Balance sheet
Increase (reduction) of other reserves	—	4
Increase (reduction) of net equity	—	(4)

2005 FORM 20-F – THOMSON GROUP F-161

Back to Index

(h) Sale-and-leaseback transactions

IFRS requires the profit resulting from an operating sale-and-leaseback transaction to be recognized up-front when the sale is made at market conditions, whereas U.S. GAAP require it to be amortized over the period of the lease, except for portions of those gains that exceed the present value of the minimum future lease payments.

•

Thomson Inc. sold its U.S. corporate headquarters for €60 million (USD 58 million) in March 2000. The buildings were leased back from the purchaser over a period of twelve years; the resulting lease is accounted for as an operating lease. This sale-and-leaseback transaction was determined to be at arm length market conditions and therefore Thomson recognized under IFRS the resulting gain of €7 million as of December 31, 2000, while under U.S. GAAP the gain was deferred and amortized over the life of the lease, except for the portion of the gain that exceeds the present value of the minimum future lease payments measured at disposal date. Thus, under U.S. GAAP, an annual gain of €1 million is recognized for each of the years ended December 31, 2004 and 2005 respectively. This implies an additional €1 million income under U.S. GAAP compared to IFRS.

•

Thomson sold its French headquarters located in Boulogne-Billancourt for €91 million in February 2000. The building was leased back from the purchaser for a period of six years under an operating lease. This transaction was realized under arms length market conditions. Under IFRS, Thomson recognized a gain of €32 million corresponding to the difference between selling price and net book value. Under U.S. GAAP, the excess of such gain over the present value of the minimum future lease payments is recognized at the disposal date (€9 million), while the remaining amount has been deferred and amortized over the lease period for €4 million in each of the years ended December 31, 2004 and 2005.

In addition, the unrecognized gain amounted to €8 million and €4 million as of December 31, 2004 and 2005 respectively (€4 million and €3 million for U.S. corporate headquarters and €4 million and €1 million for French headquarters).

(i) Long-term payable

Under IFRS, IAS 39 “Financial Instruments: Recognition and Measurement” requires long term payable to be measured and recognized at the present value of the future cash outflows expected to be required to settle the obligation.

Under U.S. GAAP, APB 21 requires that a liability be measured at its discounted value only when the timing and the amount of future cash outflows are fixed or reliably determinable.

As of December 31, 2004 and 2005, Thomson recognized certain liabilities that are expected to be settled with a cash payment in more than 12 months. Related liabilities have been estimated using a discounted cash flow approach under IFRS. Under U.S. GAAP, the time value effect has been reversed because the timing and value of the future cash outflows are uncertain.

Under IFRS, the accretion effect is recognized as a financial expense.

F-162 2005 FORM 20-F – THOMSON GROUP

Back to Index

For the period ended December 31, 2004 and 2005, the impact on our Statement of Operations and our Balance Sheets of these differences is summarized in the table below.

	December 31,

	2004	2005

	(in € millions)
Statement of operations
Cost of sales	(1)	(3)
Financial result	—	—
Income tax	—	1

Profit (loss) from continuing operations	(1)	(2)
Profit (loss) from discontinued operations	—	—

Net income (loss)	(1)	(2)
Balance sheet
Increase (reduction) of other provisions	1	3
Increase (reduction) of net equity (*)	(1)	(2)

______________
(*)	Of which €1 million of tax aas of December 31, 2005.

(j) Hedging activities and other financial instruments

(i) Hedge accounting

Under U.S. GAAP and until January 1, 2005, the date of the first application of IAS 39, Thomson did not meet the criteria to qualify for hedge accounting. As a result related derivative financial instruments were accounted for at fair value with change in fair value reported in net income.

Under IFRS, Thomson elected to designate derivative financial instruments for hedge accounting from January 1, 2005 onwards, date of the first adoption of IAS 32/39.

Under U.S. GAAP, Thomson elected to prospectively designate derivative financial instruments for hedge accounting starting on July 1, 2005.

(ii) Equity securities classification - Videocon Industries securities

Thomson holds certain equity securities with readily determinable fair value that have been designated as available for sale securities under IFRS. As such they are recognized at fair value, with unrealized gains or temporary declines in the value excluded from earnings and reported as a component of equity and other-than-temporary declines in fair value being accounted for as a loss in the Statement of Operations.

Under U.S. GAAP, as required by SFAS 115, similar treatment is required for similar designated financial assets. Under SFAS 115, restricted equity securities do not have readily determinable fair value and therefore cannot be designated as available for sale.

As of December 31, 2005, Thomson holds €240 million of Videocon Industries equity securities, in the form of Global Depositary Receipt (“GDR”) listed on the Luxembourg Stock Exchange. Thomson may not transfer any related shares until September 30, 2008, subject to certain exceptions, which are notably that (i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, (ii) Thomson may enter into lending arrangements with respect to these shares, and (iii) Thomson may sell up to 10% of its holding under various conditions.

2005 FORM 20-F – THOMSON GROUP F-163

Back to Index

As such and given the fact that the sale of GDRs is contractually restricted, the related investment is not designated as available-for-sale under U.S. GAAP but carried at historical cost.

As a consequence, the temporary impairment recognized against equity under IFRS has been reversed and financial assets are increased in an amount of €8 million under U.S. GAAP.

(iii) Call option

In 2004, in connection with the TTE transaction with TCL International (see Note 5), Thomson granted TCL International a call option, whereby TCL International is entitled to require Thomson to deliver 2.5 million of Thomson ordinary shares at a fixed exercise price of €18.12 per share. Thomson has assessed this right granted to TCL International as part of the contribution made in exchange of the 33% interest in TTE. This call option has a net settlement.

Before the application as of January 1, 2005 of IAS 32/39, Thomson was applying French GAAP for all financial instruments. Under French GAAP, and at combination date (see Note 5), the benefit granted by Thomson to TCL International was valued and recognized in the related exchange of non-monetary assets as part of the equity investment received with the counterpart charged against retained earnings.

Under U.S. GAAP, such a written call option is a freestanding derivative that meets the recognition criteria of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” that shall be recognized at fair value as a liability in the consolidated balance sheet, with re-measurement at each balance sheet date because it is entered into in conjunction with another transaction and is legally detachable and separately exercisable.

The accounting treatment under IAS 32/39 is similar to that described above under U.S. GAAP. As a result, since the first application of IAS 32/39, on January 1, 2005 no difference remains related to this particular financial instrument. Since the transition application of IAS 32/39 is retrospective, with a first application on January 1, 2005 and for the period ended December 31, 2005, no difference between IFRS and U.S. GAAP remains.

As of December 31, 2004, Thomson recognized an additional €4 million financial expense as a result of the re-measurement process of the options granted described above. As a result, as of year-end 2004, Thomson has recognized a €8 million financial liability and the impact on the net equity under U.S. GAAP compare to IFRS amounts to €(8) million (i.e. reversal of French GAAP entry and remeasurement additional financial expense).

F-164 2005 FORM 20-F – THOMSON GROUP

Back to Index

For the period ended December 31, 2004 and 2005, financial impacts of hedging activities and other financial instruments on our Statement of Operations and our Balance Sheets of such differences are summarized in the table below.

	December 31,

	2004	2005

	(in € millions)
Statement of operations
Revenue	(10)	(11)
Cost of sales	11	—
Selling, general, administrative expenses and other	—	—
Financial income	4	—
Income tax	—	(3)

Profit (loss) from continuing operations	5	(14)
Profit (loss) from discontinued operations	—	—

Net income (loss)	5	(14)
Balance sheet
Increase (reduction) of non-current assets	6	8
Increase (reduction) of current assets	10	—
Increase (reduction) of financial debt	8	—
Increase (reduction) of non-current liabilities	—	3
Increase (reduction) of other current liabilities	8	—
Increase (reduction) of net equity (*)	—	5

______________
(*)	Of which €(3) million of tax as of December 31, 2005.

(k) Change in accounting principle - Variable interest entities and related transactions

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

For entities created before January 31, 2003, Thomson consolidated two SPEs beginning January 1, 2004, under both IFRS (under the first application of SIC 12 “Consolidation Special Purpose Entities”) and U.S. GAAP, because they are

2005 FORM 20-F – THOMSON GROUP F-165

Back to Index

both VIEs for which Thomson holds the majority of expected losses and is the primary beneficiary. Due to differences between the treatment of the first time consolidation under IFRS (impact reflected through shareholders’ equity as of January 1, 2004 as required by IFRS 1 “ First Time Application”) and U.S. GAAP (accounted under the caption of the statement of operation as a cumulative effect of change in accounting principle), a €(43) million adjustment was included in the cumulative effect of change in accounting principle in the Statement of Operations for the year ended December 31, 2004 under U.S. GAAP.

(l) Business combination

(i) Differences due to specific exemptions provided by IFRS 1

Under IFRS in accordance with IFRS 1 “First Time Application” the Group has opted to not restate business combinations that were completed before January 1, 2004. Consequently, business combinations consummated before that date may have a different treatment under IFRS and U.S. GAAP.

In addition, under U.S. GAAP, SFAS 142 “Goodwill and Other Intangible Assets” requires no amortization of goodwill to be recorded after January 1, 2002, whereas, in application of IFRS 3 “Business Combination” and the related exemption provided by IFRS 1, business combinations consummated prior to January 1, 2004, have not been restated and consequently, accumulated amortization of goodwill recognized under French GAAP as of that date, still exist under IFRS.

Main differences result from acquisitions completed before January 1, 2004, that have been accounted for under French GAAP with no adjustment when the Group applied IFRS for the first time on January 1, 2004. Therefore differences exist from U.S. GAAP compared to IFRS that are similar to those that existed between French GAAP and U.S. GAAP.

Main differences that affect the amount of goodwill under U.S. GAAP compared to IFRS are as follows:

•

difference in accumulated amortization of goodwill and the related impact on both the cumulative translation adjustment, if any, and the capital gain (loss) in the case of a sale of a reporting unit for which goodwill had previously been recognized;

•	the accounting of our acquisition of the 33% minority interest of Philips Broadcast made in 2001;
•	the recognition of certain restructuring plan of the acquiring entities against goodwill as allowed under French GAAP, while charged to net income under U.S. GAAP;
•	easyplug gain on asset contribution;
•	certain retention bonuses, for which related benefits were charged against goodwill under French GAAP, while charged as compensation expense under U.S. GAAP.

(ii) Deferred tax impact on business combinations

Under IFRS, in accordance with IAS 12 “Income Tax”, the recognition of deferred taxes assets arising from the tax loss carry-forward of an acquiring company that will offset taxable income of an acquired entity in a certain period are charged against tax income in that period.

Under U.S. GAAP, such recognition should be considered to be part of the business combination in accordance with FAS 109 “Accounting for Income Taxes” and is recorded against goodwill.

In 2005, Thomson acquired certain entities from which other Thomson subsidiaries were able to recognize unrecognized deferred tax assets. As a consequence an amount of €51 million was charged against tax income under IFRS, but against goodwill under U.S. GAAP.

F-166 2005 FORM 20-F – THOMSON GROUP

Back to Index

For the periods ended December 31, 2004 and 2005, impacts on our Statement of Operations and Thomson’s Balance Sheets of such differences are summarized in the table below.

	December 31,

	2004	2005

	(in € millions)
Statement of operations
Selling, general, administrative expenses and other	(8)	—
Income tax	—	(51)

Profit (loss) from continuing operations	(8)	(51)
Profit (loss) from discontinued operations	—	(2)

Net income (loss)	(8)	(53)
Balance sheet
Increase (reduction) of goodwill	105	64
Increase (reduction) of equity investment	(3)	(3)
Increase (reduction) of net equity (*)	102	61
______________
(*)	Of which €(52) million of tax for December 31, 2005.

(m) Cumulative translation adjustment

Under IFRS, in accordance with IFRS 1, the Group elected to recognize all cumulative translation adjustments of the foreign subsidiaries into opening retained earnings as of January 1, 2004. All cumulative translation adjustments for all foreign operations have, therefore, been deemed to be zero at that date. The gain or loss on a subsequent disposal of any foreign operation would exclude translation adjustments that arose before the IFRS transition date but will include later translation adjustments.

Under U.S. GAAP, cumulative translation adjustments continue to be accounted on a cumulative basis, and, as such, shall have a different balance at each balance sheet date under U.S. GAAP as compared to IFRS.

As a consequence under U.S. GAAP, losses on disposals of foreign operations are increased by an amount of €34 million, mainly related to the sale of our Italian tube factory completed in February 2005 to Videocon and the sale of the bulk of our Display Activity to Videocon completed in September 2005 (the translation loss originated when the Italian affiliate was in Italian Lira).

(n) Deemed costs - Recognition of certain long-lived assets at fair value

On a discretionary basis and as permitted by IFRS 1, which enables to recognize certain long-lived assets at their fair value at the IFRS transition date, the Group has re-measured and recognized certain long-lived assets at their then fair value. This method has been retained to re-measure certain long-lived assets of the television manufacturing business transferred to TTE in July 2004.

Under U.S. GAAP, reevaluation of long-lived assets is not permitted. This implies a different capital loss recognized under IFRS and U.S. GAAP relative to the sale of our television manufacturing business to TTE in July 2004.

Under U.S. GAAP the result from such disposal is decreased in an amount of €11 million and nil for the years ended December 31, 2004 and 2005 respectively with a counterpart booked in the goodwill for €5 million.

(o) Deferred tax

Tax effect of U.S. GAAP adjustments and changes in valuation allowance on deferred tax assets have been recorded in an amount of €(7) million and nil for the period ended December 31, 2004 and 2005 respectively.

2005 FORM 20-F – THOMSON GROUP F-167

Back to Index

40.3 Additional disclosures as required under U.S. GAAP

Certain disclosures are required to be made under U.S. GAAP which are not made under Thomson accounting primary policies and are provided below.

40.3.1 Other Comprehensive Income

Under IFRS, IAS 1 requires an entity to present either (i) a statement comprising all changes in equity, or (ii) a statement comprising all changes in equity not arising from transactions with shareholders, the Statement of Recognized Income and Expense (“SORIE”) as defined by IAS 19.

Under U.S. GAAP, SFAS No. 130 “Other Comprehensive Income” defines comprehensive income as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources.

The following information would be displayed within the Consolidated Financial Statements under U.S. GAAP as either a separate statement or as a component of the Consolidated Statement of Changes in Shareholders’ Equity and Minority Interests:

	For the years ended December 31,

	2004	2005

	(in € millions)
Net income (loss) in accordance with U.S. GAAP (before other comprehensive income)	(695)	(721)
Other comprehensive income (loss):
Change in foreign currency translation adjustments	(111)	243
Changes in unrealized holding gains on securities	5	(16)
Changes in unrealized holding losses from cash flow hedges	—	4
Change in Minimum Liability Adjustment	(12)	(27)
Tax effect of the above adjustments	—	—
Other comprehensive income (loss), net of tax	(118)	204
Comprehensive income (loss) under U.S. GAAP	(813)	(517)

If Thomson were to present Consolidated Financial Statements in accordance with U.S. GAAP, the accumulated balances for minimum liability adjustment (“MLA”), foreign currency translation adjustments (“CTA”) and unrealized gains on available-for-sale securities, respectively, would be disclosed on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances of each classification noted above.

F-168 2005 FORM 20-F – THOMSON GROUP

	MLA	CTA	Net unrealized gain	Total

	(in € millions)
2004
Balance at the beginning of the year	(85)	(600)	11	(674)
Current year change	(12)	(111)	5	(118)
Balance at the end of the year	(97)	(711)	16	(792)

2005
Balance at the beginning of the year	(97)	(711)	16	(792)
Current year change	(27)	243	(12)	204
Balance at the end of the year	(124)	(468)	4	(588)

40.3.2 Earnings per share under U.S. GAAP

Earnings per share according to U.S. GAAP, giving effect of the IFRS to U.S. GAAP adjustments as previously described is as follows:

		2004	2005

	(in € millions unless otherwise stated)
Income (loss) from continuing operations	(i)	213	76
Dilutive effect (*)	(ii)	(16)	(72)
Income (loss) from continuing operations available to common shareholders	(i)+(ii)	197	4
Income (loss) from discontinued operations	(iv)	(865)	(797)
Cumulative effect of change in accounting principle	(v)	(43)	—

Net income (loss) available to common shareholders for basic calculation	(i)+(iv)+(v)	(695)	(721)
Net income (loss) available to common shareholders for diluted calculation	(i)+(ii)+(iv)+(v)	(711)	(793)
Average number of shares basic under U.S. GAAP (in thousand of shares)		273,647	266,540
Average number of shares diluted under U.S. GAAP (in thousand of shares) (**)		298,684	293,962
Earnings per share according to U.S. GAAP on income (loss) from continuing operations (in euros):
Basic		0.78	0.28
Diluted		0.66	0.01
Earnings per share according to U.S. GAAP on income (loss) from discontinued operations (in euros):
Basic		(3.16)	(2.99)
Diluted(***)		(3.04)	(2.72)
Earnings per share according to U.S. GAAP on cumulative effect of accounting change (in euros):
Basic		(0.16)	—
Diluted		(0.16)	—
Earnings per share according to U.S. GAAP on net income (in euros):
Basic		(2.54)	(2.71)
Diluted		(2.54)	(2.71)
______________
(*)

For year ended December 31, 2004, mainly relates to BASA plan, offered to non-employees/non directors, the difference between the subscribed price of €1 and the fair value of the option which gave right to purchase one Thomson share at €16 has been considered as preferred dividend. For year ended December 31, 2005, relates mainly to the Silverlake USD convertible bond impact.

(**)	Difference with average number of shares used for earning per share calculation under IFRS relates to IFRS 1 exemption.
(***)	Computed by difference.

2005 FORM 20-F – THOMSON GROUP F-169

Reconciliation from basic earnings per share to diluted earnings per share:

	Profit from continuing operations	Number of Shares	Per share amounts

	(numerator)	(denominator)

2005	(in € millions)	(in thousand of shares)	(in euros)
Earnings per share according to U.S. GAAP (basic)	76	266,540	0.28
Dilutive effect:
BASA	—	1,964	0.28
Silverlake convertible	(69)	23,417	0.02
Call option issued to TCL	(3)	98	0.01
Stock option plans	—	1,943	0.01
Earnings per share according to U.S. GAAP (diluted)	4	293,962	0.01

As of year ended December 31, 2005, in addition to the OCEANEs 2006 and 2008 (Note 24), promissory note issued to Carlton in connection with the Technicolor acquisition (Note 30), Thomson 2005 stock options plans and stock options plans granted in connection with the acquisition of Inventel and Cirpack (Note 28) are not included in the diluted earnings per share calculation because they would have been considered as antidilutive.

	Profit from continuing operations	Number of Shares	Per share amounts

	(numerator)	(denominator)

2004	(in € millions)	(in thousand of shares)	(in euros)
Earnings per share according to U.S. GAAP (basic)	213	273,647	0.78
Dilutive effect:
BASA	(23)	232	0.69
Silverlake convertible	2	6,704	0.68
Convertible bond (OCEANE 2008)	4	14,815	0.66
Carlton promissory note	1	3,158	0.66
Stock option plan	—	128	0.66
Earnings per share according to U.S. GAAP (diluted)	197	298,684	0.66

As of year ended 2004, OCEANE 2006 and call option granted to TCL are not included in the diluted earning per share calculation because they would have been antidilutive.

F-170 2005 FORM 20-F – THOMSON GROUP

Back to Index

40.3.3 Discontinued operation

According to the provisions of SFAS 144, the effect of the discontinuation of an operation is presented separately and included in income from discontinuing operations.

Net income under U.S. GAAP of discontinued operations is as follows:

	For the periods ended December 31,

	2004 as reported	Effect of additional classification (*)	2004 as revised	2005

	(in € millions)
Income from continuing operations before income taxes	(262)	567	305	198
Income taxes	(123)	31	(92)	(122)

Income (loss) from continuing operations	(385)	598	213	76
Discontinued operations:
Gain (loss) on discontinued operations	(284)	(596)	(880)	(791)
Income tax benefit	17	(2)	15	(6)

Gain (loss) on discontinued operations	(267)	(598)	(865)	(797)
Net income (loss) before cumulative effect of change in accounting principle	(652)	—	(652)	(721)
Change in accounting principle	(43)	—	(43)	—

Net income (loss)	(695)	—	(695)	(721)

______________
(*)	Additional classification to reflect discontinued operations recorded in 2005.

40.3.4 Combined information concerning pro rata consolidated entities

In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the pro rata consolidation method, summarized financial information of Thomson’s assets, liabilities, revenues, expenses and cash flows related to investments accounted for using the pro rata consolidation method has been prepared as of December 31, 2005 and 2004.

2005 FORM 20-F – THOMSON GROUP F-171

Back to Index

The following table presents the entities consolidated under pro rata method which summarized financial information is disclosed below:

	2004	2005

Contentguard Holdings Inc.		X
Thomson CITIC Digital Technology	X	X
Nagra Thomson Licensing	X	X
La luna Titra	X	X
Thomson Broadcast and Media Solutions Nordic A/S	X	X
ScreenVision Europe entities sub-group (Note 39)	X	X
Screenvision Billboard Network, LLC	X	X
Screenvision Cinema Network, LLC	X	X
Screenvision Direct, Inc. (ex - Val Morgan Cinema Adv. Inc.)	X	X
Screenvision Billboard Holdings, Inc.	X	X
Screenvision Holdings, Inc (US) (formerly Technicolor Screen Advertising)	X	X
Technicolor Cinema Advertising LLC	X	X
Screenvision Acquisition 10, Inc	X	X
Screenvision Acquisition 20, LLC	X	X
Screenvision Exhibition, Inc	X	X
3DCD LLC	X	X

	December 31,

	2004	2005

	(in € millions)
Balance sheet
Non-current assets	42	59
Current assets	59	71
Non-current liabilities	10	12
Current liabilities	75	89
Income statement
Sales	84	98
Gross margin	31	38
EBIT	6	6
Net income	3	4
Cash flow statement
Cash flow from operating activities	3	23
Cash flow from investing activities	(2)	(6)
Cash flow from financing activities	—	(3)

Figures from IFRS consolidated financial statements before elimination of discontinued operations and held for sale balance sheet amounts.

F-172 2005 FORM 20-F – THOMSON GROUP

Back to Index

40.3.5 Goodwill information

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are no longer amortized and are assessed for impairment on at least an annual basis. Intangible assets with finite lives are amortised over their estimated useful life.

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

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). Thomson performed its annual impairment test as of December 31, 2004 and 2005.

For the year ended December 31, 2004, under U.S. GAAP, Thomson recorded impairment charges amounting to €4 million in the Service Segment.

Thomson did not recognize any goodwill impairment charge for the year ended December 31, 2005.

Impairment of Indefinite-lived Intangible Assets

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of these intangible assets to their fair value. Any excess of the carrying amount over an asset fair value is recorded as an impairment charge. Thomson completed the impairment test for these assets as of December 31, 2004 and 2005 and determined that the fair value of these assets was in excess of the relative carrying amounts. Accordingly, no impairment charges were recorded for the year ended December 31, 2004 and 2005 related to indefinite lived intangibles assets.

Intangible assets acquired subject to amortization mainly consist of:

•

acquisitions in 2004 amounting to €193 million and primarily consisting of customer relationships of the HNS business (€175 million) and NOKIA (€3 million) as well as certain other technology rights for an amount of €15 million;

•

acquisition in 2005 amounting to €187 million and primarily consisting of (i) customer relationship of PRN (€66 million) and Cirpack (€10 million) and (ii) technology for Inventel (€28 million), Cirpack (€9 million), Contentguard (€12 million) and Nextamp (€6 million).

The aggregate amortization expense for intangible assets for the year ended December 31, 2004 and 2005 was €63 million and €105 million, respectively.

No indefinite-lived intangible assets were acquired during the year ended December 31, 2004.

Indefinite-lived intangible assets acquired during the year ended December 31, 2005 amounted to €5 million.

The carrying amount of indefinite-lived intangible assets reached €289 million and €316 million as of December 31, 2004 and 2005, respectively and was primarily related to Technicolor trademark, which is denominated in U.S. Dollars. As a consequence, changes in the carrying amount mainly result from the impact of the conversion in euros of USD denominated intangible assets during 2004 and 2005.

The in-progress research and development assets acquired and written off in the years ended December 31, 2004 and 2005 amounted to €2 million and €10 million, respectively.

Under U.S. GAAP, the aggregate amount of goodwill as of December 31, 2004 and 2005 amounted to €1,268 million and €1,804 million, respectively, and is broken down as follows by reportable segment.

2005 FORM 20-F – THOMSON GROUP F-173

Back to Index

	December 31, 2004 (*)	Change in goodwill	Impairment or disposal	CTA	Held for sale reclas- sification	December 31, 2005 (*)

	(in € millions)
Services	920	117	—	137	—	1,174
Systems & Equipment	330	257	—	15	—	602
Technology	—	25	—	3	—	28
Display & CE Partnership	18	—	(9)	—	(9)	—

Total	1,268	399	(9)	155	(9)	1,804

______________
(*)

Goodwill on pro rata consolidated entities is not included in the figures above (amounting to €46 million and €51 million as of December 31, 2004 and 2005 respectively and mainly related to Screenvision entities).

	December 31, 2003 (*)	Change in goodwill	Impairment or disposal	CTA	December 31, 2004 (*)

	(in € millions)
Services	882	86	—	(48)	920
Systems & Equipment	310	27	—	(7)	330
Technology	—	—	—	—	—
Display & CE Partnership	6	21	(7)	(2)	18

Total	1,198	134	(7)	(57)	1,268

______________
(*)

Goodwill on pro rata consolidated entities is not included in the figures above (amounting to €53 million and €46 million as of December 31, 2003 and 2004 respectively and mainly related to Screenvision entities).

40.3.6 Recently issued accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Thomson is required to adopt SFAS 123R beginning January 1, 2006. Under SFAS 123R, Thomson must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for the remaining part of all unvested stock options and restricted stock starting at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. Thomson is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on Thomson’s consolidated results of operations and earnings per share. Thomson has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing” to clarify that abnormal amounts of idle facility expense, excessive spoilage, freight, and handling costs

F-174 2005 FORM 20-F – THOMSON GROUP

Back to Index

are to be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by Thomson beginning on January 1, 2006. Thomson is currently assessing the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition, but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 amended APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is required to be adopted by Thomson beginning on January 1, 2006. The provisions of SFAS 153 are required to be applied prospectively.

Thomson is currently assessing the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition, but does not expect SFAS 153 to have a material impact.

In May 2005, the FASB Issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections.” Statement 154 replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect when Thomson implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

In June 2005, the Emerging Issues Task Force addressed an employer’s accounting for early retirement programs supported by the German Government in Issue 05-5, (“EITF 05-05”) “Accounting for Early Retirement Program or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements (ATZ)”. The Task Force reached a consensus in EITF 05-5 that benefits provided under Type II ATZ arrangements (as defined) should be accounted for as a termination benefit under SFAS 112, “Employers’ Accounting for Post employment Benefits,” with recognition of the benefits costs over the service periods, commencing at the time the individual employees enroll in the ATZ arrangements. The consensus is effective for periods beginning after December 15, 2005. Thomson is currently assessing the effect that the adoption of EITF 05-5 will have on its consolidated results of operations and financial condition, but does not expect EITF 05-5 to have a material impact.

In July 2005, the FASB issued FSP APB 18-1 (“FSP APB 18-1”), “Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. Thomson will adopt the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. Thomson does not expect the adoption of FSP APB 18-1 to have a material impact on its consolidated financial position or results of operations since Thomson’s accounting policy was already in accordance with FSP APB 18-1.

2005 FORM 20-F – THOMSON GROUP F-175

Back to Index

In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. Thomson will apply the guidance in this FSP to the first reporting period beginning after December 15, 2005 and will cease capitalizing rental costs as of January 1, 2006 for operating lease arrangements entered into prior to that date. Thomson does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which effectively nullifies the requirements of EITF Issue No. 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Thomson will adopt the provisions of this FSP in the reporting period beginning January 1, 2006. Thomson does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155—among other things—permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Thomson has not yet determined the method of adoption or the effect of adopting SFAS 155.

F-176 2005 FORM 20-F – THOMSON GROUP

Back to Index

40.3.7 Schedule II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Opening balance	Charged to costs and expenses	Reversal of provisions	Usage	Other movements (*)	Closing balance

	(in € millions)
2005
Trade accounts and notes receivables	41	22	(6)	(10)	4	51
Other investments	86	1	—	(16)	1	72
2004
Trade accounts and notes receivables	48	—	—	(11)	4	41
Other investments	86	4	(4)	(3)	3	86
______________
(*)	Includes change in scope of consolidation and currency translation adjustments.

40.4 Condensed Statements of Operations and Balance Sheets under U.S. GAAP as of December 31, 2004 and 2005 and for years ended thereof

	For years ended December 31,

	2004	2005

	(in € millions)
Continuing operations:
Revenues from continuing operations	6,028	5,680
Gross margin	1,403	1,356
Selling, General & administrative expenses & others	(769)	(795)
Research & Development expenses	(226)	(281)
Profit from continuing operations and before tax and financial result	408	280
Financial result	(84)	1
Share of income (loss) from associates	(20)	(82)
Income tax	(92)	(122)
Minority interests	1	(1)
Profit from continuing operations attribuable to equity holders	213	76
Discontinued operations:
Loss from discontinued operations	(865)	(797)
Net income (loss) attributable to equity holders before cumulative effect of accounting change	(652)	(721)
Cumulative effect of accounting change	(43)	—
Net income (loss) attributable to equity holders after cumulative effect of accounting change	(695)	(721)

2005 FORM 20-F – THOMSON GROUP F-177

Back to Index

	As of December 31,

	2004	2005

	(in € millions)

ASSETS
Non-current assets:
Goodwill, net (*)	1,314	1,855
Other intangible assets, net	886	1,068
Property, plant & equipment	1,014	875
Other non-current assets	621	1,100

Total non-current assets	3,835	4,898

Current assets:
Inventories	510	333
Trade accounts & notes receivable	1,157	1,315
Cash and cash equivalents	1,843	996
Other current assets	1,008	711

Total current assets	4,518	3,355

Assets held for sale	101	371

Total assets	8,454	8,624

LIABILITIES & SHAREHOLDERS’ EQUITY
Non-current liabilities:
Borrowings	1,591	1,368
Reserve for post-employment benefits	576	650
Other non-current liabilities	220	434

Total non-current liabilities	2,387	2,452

Current liabilities:
Borrowings	904	1,459
Reserve for post-employment benefits	65	62
Other current liabilities	2,410	2,395

Total current liabilities	3,379	3,916

Minority interests	18	15
Shareholders’ equity	2,492	1,771
Liabilities held for sale	178	470

Total liabilities & shareholders’ equity	8,454	8,624

______________
(*)	Including goodwill recognized on pro rata consolidated entities.

F-178 2005 FORM 20-F – THOMSON GROUP

Cover: Design and creation: Publicis

Inside pages: Design and creation: 01 53 06 30 80

All brand names followed by the sign ™

are trademarks registered by Thomson or third parties.

© 2006 Thomson all rights reserved

Printing: Labrador

Corporate Headquarters

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt - France

Email: webmaster@thomson.net

Tel.: +33 (0)1 41 86 50 00 - Fax : +33 (0)1 41 86 58 59

Thomson Inc

10330 North Meridian Street

Indianapolis, IN 46290-1024

Tel.: +1 317 587 3000 - Fax: +1 317 587 6765

3233, East Mission Oaks Boulevard

Camarillo, CA 93012 - United States

Tel.: +1 805 445 1122 - Fax: +1 805 445 1141

www.thomson.net Thomson - SA with a capital of €1 024 905 120 - 333 773 174 R.C.S Nanterre