Form 20-F/A
THOMSON
filed 2006-06-21
CIK 1080259

As filed with the Securities and Exchange Commission on June 21, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No.1

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

Yes  No

2

Explanatory Note

This Amendment No. 1 on Form 20-F/A (“Amendment”) to Thomson’s Annual Report on Form 20-F for the year ended December 31, 2005, which was originally filed with the U.S. Securities and Exchange Commission on May 12, 2006 (the “Original Filing”), is being filed to provide separate audited consolidated financial statements of TCL Multimedia Technology Holdings Limited (“TCL”) as of and for the fiscal year ended December 31, 2005, and the audit report of Ernst & Young relating thereto as required pursuant to Rule 3-09 of Regulation S-X.  This Amendment also includes comparative information on TCL as of and for the fiscal year ended December 31, 2004, which is not required to be audited under Rule 3-09 of Regulation S-X.  Accordingly, the comparative information on TCL as of and for the fiscal year ended December 31, 2004 included herein has not been audited in accordance with generally accepted auditing standards in the United States, and is not covered by the audit report of Ernst & Young.  This Amendment accordingly amends Item 18: “Financial Statements” of the Original Filing.

The audited consolidated financial statements of TCL as of and for the fiscal year ended December 31, 2005, as well as the comparative information of TCL as of and for the year ended December 31, 2004, included in this Amendment have been prepared by and are the responsibility of TCL and its management. These financials statements and information have not been prepared by Thomson or its management and the recording of transactions therein is not part of Thomson’s internal control over financial reporting. Accordingly, Thomson and its management assume no responsibility relating thereto.

In addition, this Amendment amends the exhibit list under Item 19 (“Exhibits”) of the Original Filing to reflect new certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as to include the consent of Ernst & Young in connection with the incorporation by reference of its auditors’ report relating to TCL’s consolidated financial statements as of and for the fiscal year ended December 31, 2005.

Other than as expressly set forth above, no changes have been made to these or any other Items of the Original Filing. This Amendment and the Original Filing continue to speak as of May 12, 2006, the date on which the Original Filing was made and, except as described above, this Amendment does not, and does not purport to, amend, update or restate the information in any other Item of the Original Filing, or reflect any events that have occurred after the date on which the Original Filing was made.

3

ITEM 18 - FINANCIAL STATEMENTS

The following consolidated financial statements of Thomson and related notes, together with the report of the Independent Auditors, are filed as part of this Amendment No.1 to this Annual Report:

The following consolidated financial statements of TCL as of and for the years ended December 31, 2005 and December 31, 2004 (unaudited)1, together with the report of Ernst & Young in connection with the consolidated financial statements of TCL as of and for the year ended December 31, 2005, are filed as part of this Amendment No. 1 to this Annual Report:
1

The comparative information on TCL as of and for the fiscal year ended December 31, 2004 is not required to be, and has not been, audited in accordance with generally accepted auditing standards in the United States, and is not covered by the audit report of Ernst & Young.

4

Back to Contents

ITEM 19 - EXHIBITS

The following exhibits are filed as part of this Amendment No.1 to Annual Report:

•	Exhibit 1: Bylaws of Thomson (Incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on April 22, 2005)
•

Exhibit 4: Combination Agreement among TCL, TCL international Holdings Limited and Thomson S.A., dated as of January 28, 2004 (Incorporated by reference to Exhibit 4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

•	Exhibit 8: Subsidiaries (Refer to Note 39 to our consolidated financial statements)
•	Exhibit 12.1: Chief Executive Officer Certification
•	Exhibit 12.2: Chief Financial Officer Certification
•	Exhibit 13.1: Chief Executive Officer Certification
•	Exhibit 13.2: Chief Financial Officer Certification
•	Exhibit 14.1: Consent of Barbier Frinault & Autres (Ernst and Young) and of Mazars & Guérard in connection with our consolidated financial statements
•	Exhibit 14.2: Consent of Ernst & Young in connection with the consolidated financial statements of TCL Multimedia Technology Holdings Limited
•	Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 20, 2006

5

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to this Annual Report on its behalf.

THOMSON
By:	/s/ Frank E. Dangeard

Frank E. Dangeard Chairman and Chief Executive Officer

Dated: June 21, 2006

6

Back to Contents

Thomson Consolidated Financial Statements

7

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

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

YEARS ENDED 31 DECEMBER 2005 AND 2004 (UNAUDITED)

Back to Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

TCL Multimedia Technology Holdings Limited

We have audited the accompanying consolidated balance sheet of TCL Multimedia Technology Holdings Limited (the “Company”) and its subsidiaries (collectively the “Group”) as of 31 December 2005 and the related consolidated income statement, summary statement of changes in equity and cash flow statement for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at 31 December 2005 and the consolidated results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in Hong Kong.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in note 48 to the consolidated financial statements.

Ernst & Young

Certified Public Accountants

Hong Kong

7 June 2006

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
TURNOVER	5	34,556,330	25,599,840
Cost of sales		(28,922,981)	(21,225,303)

Gross profit		5,633,349	4,374,537
Other revenue and gains		252,214	162,203
Selling and distribution costs		(4,289,591)	(2,825,919)
Administrative expenses		(1,241,008)	(874,133)
Research and development costs		(506,402)	(264,403)
Other operating expenses		(183,243)	(83,232)

PROFIT/(LOSS) FROM OPERATING ACTIVITIES	6	(334,681)	489,053
Fair value losses of equity investments at fair value
through profit or loss/impairment
of short term investments		(95,083)	(29,026)
Amortisation of goodwill on acquisition of
jointly-controlled entities		—	(57,321)
Finance costs	7	(163,546)	(65,715)
Share of profits and losses of jointly-controlled entities	18	9,212	80,464

PROFIT/(LOSS) BEFORE TAX		(584,098)	417,455
Tax	10	(119,169)	(129,511)

PROFIT/(LOSS) FOR THE YEAR		(703,267)	287,944

Attributable to:
Equity holders of the parent		(598,893)	308,985
Minority interests		(104,374)	(21,041)

		(703,267)	287,944

DIVIDENDS	11
Interim		—	110,316
Distribution in specie		—	1,351,585
Proposed final		—	110,346

		—	1,572,247

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO
ORDINARY EQUITY HOLDERS OF THE PARENT	12
Basic		HK(18.66) cents	HK11.29 cents

Diluted		N/A	8.85 cents

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

31 December 2005

(With unaudited comparative figures as of 31 December 2004)

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
NON-CURRENT ASSETS
Property, plant and equipment	13	2,722,422	2,389,683
Prepaid land lease payments	14	62,623	54,914
Goodwill	15	206,639	206,639
Negative goodwill	15	—	(548,016)
Other intangible assets	16	91,993	26,506
Interests in jointly-controlled entities	18	157,088	146,375
Available-for-sale equity investments/long term investments	19	14,773	42,301
Long term receivables	20	358,774	424,583
Prepaid royalty	21	563,674	620,368
Deferred tax assets	34	27,690	18,583

Total non-current assets		4,205,676	3,381,936

CURRENT ASSETS
Inventories	22	4,599,339	4,565,500
Trade and bills receivables	23	6,036,973	5,671,774
Other receivables	25	1,270,343	1,322,259
Tax recoverable		39,089	11,266
Equity investments at fair value through profit or loss/short term investments	26	47,594	116,894
Pledged deposits	27	90,165	—
Cash and bank balances	27	1,861,957	1,833,272

Total current assets		13,945,460	13,520,965

CURRENT LIABILITIES
Trade and bills payables	28	6,867,142	6,649,213
Tax payable		145,985	110,838
Other payables and accruals	29	1,916,671	1,656,962
Provisions	30	197,402	239,877
Interest-bearing bank and other borrowings	31	3,481,045	570,119
Due to a shareholder/minority shareholder	32	536,364	430,748
Due to the ultimate holding company	24	717,863	246,965
Convertible notes	33	—	256,000

Total current liabilities		13,862,472	10,160,722

NET CURRENT ASSETS		82,988	3,360,243

TOTAL ASSETS LESS CURRENT LIABILITIES		4,288,664	6,742,179

continued/...

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET (continued)

31 December 2005

(With unaudited comparative figures as of 31 December 2004)

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
TOTAL ASSETS LESS CURRENT LIABILITIES		4,288,664	6,742,179

NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	31	—	1,622,134
Due to a shareholder/minority shareholder	32	—	603,048
Deferred tax liabilities	34	24,057	33,989
Pensions and other post-employment benefits	35	165,615	130,050

Total non-current liabilities		189,672	2,389,221

Net assets		4,098,992	4,352,958

EQUITY
Equity attributable to equity holders of the parent
Issued capital	36	390,295	275,796
Reserves	37	3,600,221	2,544,734
Proposed final dividend	11	—	110,346

		3,990,516	2,930,876
Minority interests		108,476	1,422,082

Total equity		4,098,992	4,352,958

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes		2005	2004

			HK$’000	HK$’000 (Unaudited) (Restated)
Total equity at 1 January			4,352,958	4,220,330
HKAS 39 – Recognition of fair value of the Call Option	2.4(b	)	109,876	—
HKFRS 3 – Derecognition of negative goodwill	2.4(b	)	548,016	—
Set-off of goodwill arising from the Share Exchange	37		(520,725)	—
Issue of shares, including share premium	36		1,636,984	160,986
Goodwill realised on disposal of a jointly-controlled entity	37		—	1,977
Acquisition of subsidiaries	37		—	1,318,760
Incorporation of a non-wholly-owned subsidiary	37		—	312
Disposal of a subsidiary	37		—	(5,033)
Acquisition of minority interests	37		(1,159,255)	—
Equity-settled share option arrangements	37		28,661	7,729
Dividends paid to minority shareholders	37		(21,110)	(4,070)
Dividends paid to equity holders of the parent	37		(110,346)	(1,735,445)

			4,865,059	3,965,546

Total income and expenses recognised directly in equity:
Exchange differences on translation of the financial statements of foreign entities	37		(62,800)	99,468
Net profit/(loss) for the year	37		(703,267)	287,944

Total income and expenses for the year			(766,067)	387,412

Total equity at 31 December			4,098,992	4,352,958

Total income and expenses for the year:
Attributable to:
Equity holders of the parent			(632,826)	375,378
Minority interests			(133,241)	12,034

			(766,067)	387,412

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss) before tax		(584,098)	417,455
Adjustments for:
Finance costs	7	163,546	65,715
Share of profits and losses of jointly-controlled entities		(9,212)	(80,464)
Amortisation of goodwill on acquisition of jointly-controlled entities		—	57,321
Depreciation	6	334,290	245,801
Goodwill amortisation	6	—	33,227
Negative goodwill recognised as income	6	—	(49,820)
Gain on disposal of items of property, plant and equipment, and prepaid land lease payments	6	(26,517)	(1,331)
Bank interest income	6	(30,664)	(13,811)
Fair value losses of equity investments at fair value through profit or loss/impairment of short term investments		95,083	29,026
Impairment of available-for-sale equity investments/long term investments	6	1,058	13,011
Loss on liquidation of an available-for-sale entity investment	6	4,280	—
Amortisation of other intangible assets	6	4,791	3,155
Amortisation of prepaid land lease payments	6	5,908	2,633
Loss on disposal of a subsidiary	38(c)	—	2,075
Equity-settled share option expense	6	28,661	7,729

Operating profit/(loss) before working capital changes		(12,874)	731,722
Increase in inventories		(59,544)	(400,517)
Increase in trade and bills receivables		(552,872)	(3,119,817)
Decrease/(increase) in other receivables		134,775	(608,932)
Increase in trade and bills payables		371,847	1,596,439
Increase in other payables and accruals		184,508	783,165
Increase/(decrease) in provisions		(33,807)	70,493
Increase in pensions and other post-employment benefits		49,580	7,300

Cash generated from/(used in) operations		81,613	(940,147)
Interest paid		(163,546)	(65,715)
Income taxes paid		(119,191)	(171,040)

Net cash outflow from operating activities		(201,124)	(1,176,902)

continued/...

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

Year ended 31 December 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
Net cash outflow from operating activities		(201,124)	(1,176,902)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	13	(855,584)	(612,282)
Prepayment of land lease payments	14	(37,416)	(4,859)
Purchases of other intangible assets		(1,166)	—
Purchases of available-for-sale equity investments/ long term investments		(13,031)	(4,651)
Purchases of equity investments at fair value through profit or loss/short term investments		—	(84,093)
Proceeds from disposal of items of property, plant and equipment, and prepaid land lease payments		227,037	71,203
Proceeds from disposal of equity investments at fair value through profit or loss/short term investments		84,093	—
Decrease/(increase) in pledged deposits		(90,165)	5,199
Acquisition of minority interests	38(a)	(43,800)	—
Acquisition of subsidiaries	38(b)	(11,473)	(159,477)
Disposal of a subsidiary	38(c)	—	(99)
Interest received	6	30,664	13,811
Dividends received from jointly-controlled entities		1,563	124,090

Net cash outflow from investing activities		(709,278)	(651,158)

CASH FLOWS FROM FINANCING ACTIVITIES
New bank and other loans		2,171,399	1,968,428
Repayment of bank loans		(1,021,560)	(320,544)
Repayment of convertible notes		(256,000)	—
Proceeds from issue of shares upon exercise of share options	36	804	69,986
Loan from the ultimate holding company		466,367	246,965
Contribution from minority shareholders		—	312
Loan from a shareholder/minority shareholder		367,334	1,033,796
Repayment of loan from a shareholder/minority shareholder		(790,634)	—
Dividends paid		(110,346)	(383,860)
Dividends paid to minority shareholders		(21,110)	(943)

Net cash inflow from financing activities		806,254	2,614,140

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(104,148)	786,080
Cash and cash equivalents at beginning of year		1,833,272	1,069,562
Effect of foreign exchange rate changes, net		(8,634)	(22,370)

CASH AND CASH EQUIVALENTS AT END OF YEAR		1,720,490	1,833,272

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	27	1,861,957	1,833,272
Bank overdrafts	31	(141,467)	—

		1,720,490	1,833,272

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

1.	CORPORATE INFORMATION

TCL Multimedia Technology Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands. The registered office of the Company is located at Ugland House, South Church Street, PO Box 309, George Town, Grand Cayman Islands, British West Indies.

During the year, the Company and its subsidiaries (collectively the “Group”) were involved in the following principal activities:

•	manufacture and sale of colour television sets, and trading of related components
•	manufacture and sale of other audio-visual products
•	manufacture and sale of computer related products

In the opinion of the directors, T.C.L. Industries Holdings (H.K.) Limited, a company incorporated in Hong Kong, is the parent company of the Group, and the ultimate holding company of the Group is TCL Corporation, which is registered in the People’s Republic of China (the “PRC”).

2.1	BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for derivative financial instruments and certain equity investments, which have been measured at fair value. These financial statements are presented in Hong Kong dollars and all values are rounded to the nearest thousand (HK$’000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries acquired are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company’s subsidiaries.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.2	IMPACT OF NEW AND REVISED HKFRSs

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year’s financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39	Transition and Initial Recognition of Financial Assets and Financial Liabilities Amendment
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 20, 27, 31, 33, 37 and 38, HKFRS 5 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group’s and the Company’s financial statements.

HKAS 1 has affected certain presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement and other disclosures. In addition, in prior periods, the Group’s share of tax attributable to jointly-controlled entities was presented as a component of the Group’s total tax charge in the consolidated income statement. Upon the adoption of HKAS 1, the Group’s share of the post-acquisition results of jointly-controlled entities is presented net of the Group’s share of tax attributable to jointly-controlled entities.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.2	IMPACT OF NEW AND REVISED HKFRSs (continued)

HKAS 21 had no material impact on the Group. As permitted by the transitional provisions of HKAS 21, goodwill arising in a business combination prior to 1 January 2005 and fair value adjustments arising on that acquisition are deemed to be in the currency of the Company. In respect of acquisitions subsequent to 1 January 2005, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of the assets and liabilities are treated as assets and liabilities of the foreign operation and are translated at the closing rate in accordance with HKAS 21.

HKAS 24 has expanded the definition of related parties and affected the Group’s related party disclosures.

The impact of adopting the other HKFRSs is summarised as follows:

(a)	HKAS 17 – Leases

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and any impairment losses.

Upon the adoption of HKAS 17, the Group’s leasehold interest in land and buildings is separated into leasehold land and leasehold buildings. The Group’s leasehold land is classified as an operating lease, because the title of the land is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land lease payments, while leasehold buildings continue to be classified as part of property, plant and equipment. Prepaid land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

This change in accounting policy has had no effect on the consolidated income statement and retained profits. The comparative amounts in the consolidated balance sheet at 31 December 2004 have been restated to reflect the reclassification of the leasehold land.

(b)	HKAS 32 and HKAS 39 – Financial Instruments
(i)	Equity securities

In prior years, the Group classified its investments in unlisted equity securities as long term investments, which were held for non-trading purposes and were stated at cost with impairment losses recognised in the income statement. Upon the adoption of HKAS 39, these securities held by the Group at 1 January 2005 in the amount of HK$42,301,000 are designated as available-for-sale investments under the transitional provisions of HKAS 39 and accordingly are stated at cost with impairment losses being recognised in the income statement.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.2	IMPACT OF NEW AND REVISED HKFRSs (continued)
	(b)	HKAS 32 and HKAS 39 – Financial Instruments (continued)
	(i)	Equity securities (continued)

In prior years, the Group classified its investments in equity securities for trading purposes as short term investments, and were stated at their fair values on an individual basis with gains and losses recognised in the income statement. Upon the adoption of HKAS 39, these securities held by the Group at 1 January 2005 in the amount of HK$116,894,000 are designated as financial assets at fair value through profit or loss under the transitional provisions of HKAS 39 and accordingly are stated at fair value with gains or losses being recognised in the income statement.

The adoption of HKAS 39 has not resulted in any change in the measurement of these equity securities.

(ii)	Call Option

Pursuant to the Common Stock Call Option Agreement dated 30 July 2004 (the “Call Option Agreement”), Thomson S.A. (“Thomson”) granted to the Company an option to purchase from Thomson 2.5 million shares of common stock of Thomson at an exercise price of Euro18.12 per share (the “Call Option”). The Call Option is exercisable during the period from 1 November 2004 to 31 October 2006.

In prior year, fair value of this Call Option was not recognised. Upon the adoption of HKAS 39, the fair value of this Call Option is recognised prospectively as an asset in the balance sheet with a corresponding adjustment to the opening balance of retained profits at 1 January 2005. The effects of the above changes are summarised in note 2.4 to the consolidated financial statements.

(iii)	Discounted bills with recourse

In prior years, the Group accounted for bills discounted with recourse as a contingent liability. Upon the adoption of HKAS 39, bills discounted with recourse are no longer derecognised since the derecognition criteria for financial assets are not met. Accordingly, the related bank advances received as consideration for the bills discounted are recognised as a liability prospectively on or after 1 January 2005. The effects of the above changes are summarised in note 2.4 to the consolidated financial statements.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.2	IMPACT OF NEW AND REVISED HKFRSs (continued)
(b)	HKAS 32 and HKAS 39 – Financial Instruments (continued)
(iv)	Convertible notes

In prior years, convertible notes were stated at amortised cost. Upon the adoption of HKAS 32, convertible notes are split into liability and equity components. The adoption of HKAS 32 has not resulted in any change in the classification of these convertible notes since the interest rate of these convertible notes was higher than the market rate for an equivalent non-convertible note at the time of issuance of these convertible notes and therefore, the convertible notes did not have any equity component.

(c)	HKFRS 2 – Share-based Payment

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments (“equity-settled transactions”), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of HKFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for employee share options. The revised accounting policy for share-based payment transactions is described in more detail in note 2.5 “Summary of significant accounting policies” below.

The Group has adopted the transitional provisions of HKFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees on or before 7 November 2002; and (ii) options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

As the Group has certain employee share options which were granted during the period from 7 November 2002 to 31 December 2004 but had not yet vested as at 1 January 2005, the adoption of HKFRS 2 has resulted in a prior year adjustment to account for the equity-settled transactions retrospectively.

The effects of adopting HKFRS 2 are summarised in note 2.4 to the consolidated financial statements.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.2	IMPACT OF NEW AND REVISED HKFRSs (continued)
(d)	HKFRS 3 – Business Combinations and HKAS 36 – Impairment of Assets

In prior years, goodwill arising on acquisitions prior to 1 January 2001 was eliminated against consolidated capital reserve in the year of acquisition and was not recognised in the income statement until disposal or impairment of the acquired business.

Goodwill arising on acquisitions on or after 1 January 2001 was capitalised and amortised on the straight-line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment. Negative goodwill was carried in the consolidated balance sheet and was recognised in the consolidated income statement on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets.

The adoption of HKFRS 3 and HKAS 36 has resulted in the Group ceasing annual goodwill amortisation and commencing testing for impairment at the cash-generating unit level annually (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired).

Any excess of the Group’s interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of the acquisition of subsidiaries (previously referred to as “negative goodwill”), after reassessment, is recognised immediately in the consolidated income statement.

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of accumulated amortisation with a corresponding entry to the cost of goodwill and to derecognise the carrying amounts of negative goodwill against retained profits. Goodwill previously eliminated against consolidated capital reserve remains eliminated against consolidated capital reserve and is not recognised in the consolidated income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The effects of the above changes are summarised in note 2.4 to the consolidated financial statements. In accordance with the transitional provisions of HKFRS 3, comparative amounts have not been restated.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.3	IMPACT OF ISSUED BUT NOT YET EFFECTIVE HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 Amendment	Net Investment in Foreign Operation
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Special Market – Waste Electrical and Electronic Equipment
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economics(effective for annual periods beginning on or after 1 March 2006)

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group’s objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 incorporates the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

The HKAS 39 Amendments shall be applied for annual periods beginning on or after 1 January 2006. In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

Except as stated above, the Group expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group’s financial statements in the period of initial application.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.4	SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES
(a)	Effect on the consolidated balance sheet

	Effect of adopting

Effect of new policies (Increase/(decrease))	HKAS 17# Prepaid land lease payments	HKASs 32# and 39* Change in classification of equity investments	HKAS 39* Call Option and bills discounted with recourse	HKFRS 2# Equity-settled share option arrangements	HKFRS 3* Discontinuation of amortisation of goodwill/ derecognition of negative goodwill	Total

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2005
Assets
Property, plant and equipment	(58,721)	—	—	—	—	(58,721)
Prepaid land lease payments	54,914	—	—	—	—	54,914
Negative goodwill	—	—	—	—	548,016	548,016
Available-for-sale equity investments	—	42,301	—	—	—	42,301
Long term investments	—	(42,301)	—	—	—	(42,301)
Trade and bills receivables	—	—	46,396	—	—	46,396
Other receivables	3,807	—	—	—	—	3,807
Equity investments at fair value through profit or loss	—	116,894	109,876	—	—	226,770
Short term investments	—	(116,894)	—	—	—	(116,894)

						704,288

Liabilities/equity
Interest-bearing bank borrowings	—	—	46,396	—	—	46,396
Share option reserve	—	—	—	14,814	—	14,814
Retained profits	—	—	109,876	(14,814)	548,016	643,078

						704,288

At 31 December 2005
Assets
Property, plant and equipment	(68,063)	—	—	—	—	(68,063)
Prepaid land lease payments	62,623	—	—	—	—	62,623
Goodwill	—	—	—	—	33,136	33,136
Negative goodwill	—	—	—	—	21,337	21,337
Available-for-sale equity investments	—	14,773	—	—	—	14,773
Long term investments	—	(14,773)	—	—	—	(14,773)
Trade and bills receivables	—	—	20,082	—	—	20,082
Other receivables	5,440	—	—	—	—	5,440
Equity investments at fair value through profit or loss	—	9,941	37,653	—	—	47,594
Short term investments	—	(9,941)	—	—	—	(9,941)

						112,208

Liabilities/equity
Interest-bearing bank borrowings	—	—	20,082	—	—	20,082
Share option reserve	—	—	—	43,475	—	43,475
Retained profits	—	—	37,653	(43,475)	54,473	48,651

						112,208

_________
*	Adjustment taken effect prospectively from 1 January 2005
#	Adjustments/presentation taken effect retrospectively

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.4	SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (continued)
(b)	Effect on the balances of equity at 1 January 2004 and at 1 January 2005

	Effect of adopting

Effect of new policies (Increase/(decrease))	HKAS 39 Call Option	HKFRS 2 Equity-settled share option arrangements	HKFRS 3 Negative goodwill	Total

	HK$’000	HK$’000	HK$’000	HK$’000
1 January 2004 (unaudited)
Share option reserve (unaudited)	—	7,085	—	7,085
Retained profits (unaudited)	—	(7,085)	—	(7,085)

				—

1 January 2005
Share option reserve	—	14,814	—	14,814
Retained profits	109,876	(14,814)	548,016	643,078

				657,892

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.4	SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (continued)
(c)	Effect on the consolidated income statement for the years ended 31 December 2005 and 2004

Effect of adopting

	HKAS 1	HKAS 39	HKFRS 2	HKFRS 3
Effect of new policies	Share of post- tax profits and losses of jointly- controlled entities	Call Option	Equity-settled share option arrangements	Discontinuation of amortisation of goodwill and negative goodwill	Total

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Year ended 31 December 2005
Decrease in other revenue and gains	—	—	—	(5,954)	(5,954)
Increase in administrative expenses	—	—	(28,661)	—	(28,661)
Decrease in other operating expenses	—	—	—	33,136	33,136
Increase in fair value losses of equity investments at fair value through profit or loss	—	(72,223)	—	—	(72,223)
Decrease in share of profits and losses of jointly-controlled entities	(1,130)	—	—	—	(1,130)
Decrease in tax	1,130	—	—	—	1,130

Total decrease/(increase) in loss	—	(72,223)	(28,661)	27,182	(73,702)

Decrease/(increase) in basic loss per share	—	HK(2.25 cents )	HK(0.89 cent )	HK0.85 cent	HK(2.29 cents )

Increase in diluted loss per share	N/A	N/A	N/A	N/A	N/A

Year ended 31 December 2004
Increase in administrative expenses (unaudited)	—	—	(7,729)	—	(7,729)
Decrease in share of profits and losses of jointly-controlled entities (unaudited)	(14,052)	—	—	—	(14,052)
Decrease in tax (unaudited)	14,052	—	—	—	14,052

Total decrease in profit (unaudited)	—	—	(7,729)	—	(7,729)

Decrease in basic earnings per share (unaudited)	—	—	HK(0.28 cent )	—	HK(0.28 cent )

Decrease in diluted earnings per share (unaudited)	—	—	HK(0.23 cent )	—	HK(0.23 cent )

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture’s operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a)	a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;
(b)	a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;
(c)

an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture’s registered capital and is in a position to exercise significant influence over the joint venture ; or

(d)

an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture’s registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group’s share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group’s interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquirees’ identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
•	is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with HKAS 14 “Segment Reporting”.

Impairment is determined by assessing the recoverable amount of cash-generating units (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill previously eliminated against the consolidated capital reserve

Prior to the adoption of Statement of Standard Accounting Practice (“SSAP”) 30 “Business Combinations” in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserve and is not recognised in profit or loss when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Excess over the cost of business combinations (applicable to business combinations for which the agreement date is on or after 1 January 2005)

Any excess of the Group’s interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries (previously referred to as “negative goodwill”), after reassessment, is recognised immediately in the consolidated income statement.

The excess for the associates and jointly-controlled entities is included in the determination of the Group’s share of the associates’ and jointly-controlled entities’ profit or loss in the period in which the investments are acquired.

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets , financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a)

the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is a jointly-controlled entity;
(c)	the party is a member of the key management personnel of the Group or its parent;
(d)	the party is a close member of the family of any individual referred to in (a) or (c); or
(e)

the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (c) or (d).

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Freehold land	Not depreciated
Buildings	2% - 4.5%
Leasehold improvements	25% - 50%
Plant and machinery	9% - 20%
Furniture, fixtures and equipment	18% - 25%
Motor vehicles	18% - 25%

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents buildings under construction and plant and machinery in the process of installation, which is stated at cost less any impairment losses and is not depreciated. Cost comprises the direct costs of construction and installation during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable.

Non-current assets and disposal groups (other than deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating lease are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Patents and licences

Purchased patents and licenses are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 4 to 10 years.

Trademarks

Purchased trademarks with finite lives are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 10 years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Investments and other financial assets

Applicable to the year ended 31 December 2004 (unaudited):

The Group classified its equity investments, other than subsidiaries and jointly-controlled entities, as long term investments and short term investments.

Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis. They are stated at cost less any impairment losses.

Short term investments

Short term investments are investments in equity securities and mutual funds held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement in the period in which they arise.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Applicable to the year ended 31 December 2005:

Financial assets in the scope of HKAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category “financial assets at fair value through profit or loss”. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets in unlisted equity securities that are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates with the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets (applicable to the year ended 31 December 2005)

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (applicable to the year ended 31 December 2005)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;
•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a “pass-through” arrangement; or
•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risk and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value where the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible notes

The component of convertible notes that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible note; and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Derecognition of financial liabilities (applicable to the year ended 31 December 2005)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Derivative financial instruments and hedging (applicable to the year ended 31 December 2005)

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values of similar instruments.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads.    Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences except:

•

where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

•

where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and jointly-controlled entities are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Share-based payment transactions

The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer or management using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other conditions linked to the price of the shares of the Company (“market conditions”), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled the award (the “vesting date”). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisified, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on 1 January 2005 and to those granted on or after 1 January 2005.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) in Hong Kong under the Mandatory Provident Fund Schemes Ordinance for all employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

Certain subsidiaries outside Hong Kong are required to contribute a certain percentage of their payroll costs to pension schemes operated by the respective governments. The only obligation of the Group with respect to the pension schemes is to pay the required ongoing contributions. Contributions under the schemes are charged to the income statement as they become payable in accordance with the rules of the pension schemes.

Certain subsidiaries operate defined benefits pension schemes and provide certain additional post-employment healthcare benefits to certain employees. These benefits are unfunded. The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the defined benefits obligation. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)

from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b)

interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimate future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(c)	from the rendering of services, when the services are rendered;
(d)	rental income, on a time proportion basis over the lease terms; and

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

2.5.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(e)	dividend income, when the shareholders’ right to receive payment has been established.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the balance sheets, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

(i)	Derecognition of financial assets – Receivables purchase arrangements

The Group has entered into certain receivables purchase arrangements with its banks and a factoring company on its trade receivables. The Group has determined that it retains substantially all the risks and rewards of ownership of these trade receivables, either the risks in respect of default payments or the time value of money, which are purchased by the relevant bank and the factoring company. Accordingly, the relevant trade receivables are not derecognised.

(ii)	Trademarks with indefinite useful lives

The Group has certain trademarks with indefinite useful lives. The Group has determined that the useful lives of such trademarks are indefinite as there is no foreseeable limit to the period over which these trademarks may be used to generate cash flows to the Group.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

(i)	Impairment of goodwill and intangible assets with indefinite useful lives

The Group determines whether goodwill and intangible assets with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill/intangible asset is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill and intangible assets with indefinite useful lives at 31 December 2005 was HK$206,639,000 (2004(Unaudited): HK$206,639,000) and HK$56,598,000 (2004(Unaudited): Nil), respectively. Further details are given in notes 15 and 16 to the consolidated financial statements.

(ii)	Impairment of trade receivables

Impairment of trade receivables is made based on assessment of the recoverability of receivables due from customers. The identification of impairment requires management judgements and estimates. Where the actual outcome or expectation in future is different from the original estimate, such differences will impact the carrying value of the receivables and impairment losses/reversal of impairment losses in the period in which such estimate has been changed.

(iii)	Warranty provisions

As further explained in note 30, the Group makes provisions for the warranties it gives on sale of its products taking into account the Group’s current sales levels and past experience of the level of repairs and returns. As the Group is continually upgrading its product designs and launching new models, it is possible that the past experience of the level of repairs and returns is not indicative of future claims that it will receive in respect of past sales. Any increase or decrease in the actual claims would affect profit or loss in future years.

Further information about the assumptions and their risk factors relating to defined benefit retirement obligations, fair value of share options granted and financial instruments are discussed in notes 35, 36 and 44, respectively.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

4.	SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group’s operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group’s business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a)	the television segment manufactures colour television sets and trades related components;
(b)	the computer segment manufactures personal computers and peripheral products;
(c)	the audio-visual segment manufactures audio-visual products; and
(d)	the others segment comprises information technology and other businesses.

In determining the Group’s geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

4.	SEGMENT INFORMATION (continued)
(a)	Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group’s business segments.

	Television		Computer		Audio-visual		Others		Eliminations		Consolidated

	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000

		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited) (Restated)
Segment revenue:
Sales to external customers	29,937,575	21,794,739	2,092,796	1,976,507	1,986,323	1,304,379	539,636	524,215	—	—	34,556,330	25,599,840
Intersegment sales	1,085,755	680,059	5,037	3,834	369,878	945,818	6,952	3,072	(1,467,622)	(1,632,783)	—	—

Total	31,023,330	22,474,798	2,097,833	1,980,341	2,356,201	2,250,197	546,588	527,287	(1,467,622)	(1,632,783)	34,556,330	25,599,840

Segment results	(236,647)	553,012	22,637	36,560	(13,242)	30,948	(18,617)	(33,061)	—	—	(245,869)	587,459

Interest income											30,664	13,811
Corporate expenses											(119,476)	(112,217)
Finance costs											(163,546)	(65,715)
Share of profits and losses of jointly-controlled entities	4,494	5,565	—	—	—	—	4,718	74,899	—	—	9,212	80,464
Amortisation of goodwill on acquisition of jointly-controlled entities	—	—	—	—	—	—	—	(57,321)	—	—	—	(57,321)
Fair value losses of equity investments at fair value through profit or loss/impairment of short term investments	—	—	—	—	—	—	(95,083)	(29,026)	—	—	(95,083)	(29,026)

Profit/(loss) before tax											(584,098)	417,455
Tax											(119,169)	(129,511)

Profit/(loss) for the year											(703,267)	287,944

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

4.	SEGMENT INFORMATION (continued)
(a)	Business segments (continued)

	Television		Computer		Audio-visual		Others		Eliminations		Consolidated

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited) (Restated)
Assets and liabilities
Segment assets	15,510,744	14,580,264	999,710	890,047	260,924	221,882	1,603,075	1,201,882	(787,665)	(876,951)	17,586,788	16,017,124
Interests in jointly-controlled entities	106,264	99,616	—	—	—	—	50,824	46,759	—	—	157,088	146,375
Unallocated assets											265,793	739,402
Bank overdrafts included in segment assets	141,467	—	—	—	—	—	—	—	—	—	141,467	—

Total assets											18,151,136	16,902,901

Segment liabilities	11,796,928	13,165,415	461,697	474,269	197,943	211,971	1,060,297	712,472	(3,290,739)	(4,644,072)	10,226,126	9,920,055
Unallocated liabilities											3,684,551	2,629,888
Bank overdrafts included in segment assets	141,467	—	—	—	—	—	—	—	—	—	141,467	—

Total liabilities											14,052,144	12,549,943

Other segment information:
Depreciation and amortisation	316,688	242,028	5,806	27,837	14,064	11,411	8,431	60,861	—	—	344,989	342,137
Impairment and fair value losses recognised in the income statement	—	—	1,058	—	—	—	95,083	42,037		—	96,141	42,037
Capital expenditure	801,359	449,287	15,594	5,972	26,397	40,613	12,234	116,410	—	—	855,584	612,282
Negative goodwill recognised as income	—	49,820	—	—	—	—	—	—	—	—	—	49,820

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

4.	SEGMENT INFORMATION (continued)
(b)	Geographical segments

The following table presents revenue and certain asset and expenditure information for the Group’s geographical segments.

	PRC		Europe		North America		Others		Consolidated

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited)	HK$’000	HK$’000 (Unaudited) (Restated)
Segment revenue:
Sales to external customers	13,222,387	12,955,261	7,868,705	4,743,814	6,792,573	3,554,130	6,672,665	4,346,635	34,556,330	25,599,840

Other segment information:
Segment assets	6,968,457	4,445,771	4,581,140	4,641,581	3,084,515	3,017,366	2,952,676	3,912,406	17,586,788	16,017,124
Capital expenditure	597,261	446,995	89,472	43,700	113,988	67,161	54,863	54,426	855,584	612,282

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

5.	TURNOVER

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts.

6.	PROFIT/(LOSS) FROM OPERATING ACTIVITIES

The Group’s profit/(loss) from operating activities is arrived at after charging/(crediting):

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Cost of inventories sold	28,910,462	21,160,532
Depreciation (note 13)	334,290	245,801
Research and development costs	521,041	281,311
Less: Government grants released*	(14,639)	(16,908)

Net research and development costs	506,402	264,403

Amortisation of other intangible assets (note 16)**	4,791	3,155
Amortisation of goodwill (note 15)***	—	33,227
Negative goodwill recognised as income (note 15)****	—	(49,820)
Minimum lease payments under operating leases in respect of land and buildings	63,701	72,081
Amortisation of prepaid land lease payments (note 14)	5,908	2,633
Auditors’ remuneration	21,802	9,423
Employee benefits expense (including directors’ remuneration – note 8):
Wages and salaries	1,865,072	963,859
Defined contribution expense	84,148	63,906
Defined benefit expense (note 35)	23,879	7,342
Equity-settled share option expense	28,661	7,729

	2,001,760	1,042,836

Gain on disposal of items of property, plant and equipment, and prepaid land lease payments	(26,517)	(1,331)
Loss on disposal of a subsidiary	—	2,075
Loss on liquidation of an available-for-sale equity investment (note 19)	4,280	—
Impairment of available-for-sale equity investments/ long term investments	1,058	13,011
Impairment of trade receivables***	120,196	18,890
Foreign exchange differences, net	72,693	(19,569)
Gross rental income	(10,712)	—
Bank interest income	(30,664)	(13,811)
Restructuring costs, net of reimbursement (note 30)	(194)	16,029
Provision for warranties (note 30)	248,112	191,853
Write-down/(reversal of write-down) of inventories to net realisable value	(23,435)	51,516

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

6.	PROFIT/(LOSS) FROM OPERATING ACTIVITIES (continued)
*

Certain government grants have been received for carrying out research activities within the Guangdong Province, the PRC. The government grants released have been deducted from the research and development costs to which they relate. There are no unfulfilled conditions or contingencies relating to these grants.

**	The amortisation of other intangible assets is included in “Selling and distribution costs” on the face of the consolidated income statement.
***	The amortisation of goodwill and impairment of trade receivables are included in “Other operating expenses” on the face of the consolidated income statement.
****	The negative goodwill recognised as income is included in “Other revenue and gains” on the face of the consolidated income statement.
7.	FINANCE COSTS

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Interest on:
Bank loans and overdrafts	108,661	28,723
Other loan wholly repayable within five years	1,940	—
Convertible notes	6,400	7,541
Loan from a shareholder/minority shareholder	24,783	9,083
Loan from the ultimate holding company	21,762	20,368

	163,546	65,715

8.	DIRECTORS’ REMUNERATION

Directors’ remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Fees	700	300

Other emoluments:
Salaries, allowances and benefits in kind	3,448	3,072
Discretionary performance related bonuses	900	1,078
Employee share option benefits	3,254	151
Pension scheme contributions	94	29

	7,696	4,330

	8,396	4,630

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

8.	DIRECTORS’ REMUNERATION (continued)

During the year, certain directors were granted share options in respect of their services to the Group under the share option scheme of the Company, further details of which are set out in note 36 to the consolidated financial statements. The fair value of such options, which has been amortised to the income statement, was determined as at the date of the grant and was included in the above directors’ remuneration disclosures.

(a)	Independent non-executive directors

		2005			2004

	Fees	Employee share option benefits	Total	Fees	Employee share option benefits	Total

	HK$’000	HK$’000	HK$’000	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)
Mr. Tang Guliang	150	51	201	30	—	30
Mr. Wang Bing	150	51	201	30	—	30
Mr. Hon Fong Ming, Perry	150	51	201	120	—	120

	450	153	603	180	—	180

There was no other emoluments payable to the independent non-executive directors during the year (2004(Unaudited): Nil).

(b)	Executive directors and a non-executive director

	Fees	Salaries, allowances and benefits in kind	Discretionary performance related bonuses	Employee share option benefits	Pension scheme contributions	Total remuneration

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
2005
Executive directors:
Mr. Li Dong Sheng	—	650	200	853	—	1,703
Ms. Lu Zhong Li	—	390	—	427	—	817
Mr. Hu Qiu Sheng	—	390	231	427	—	1,048
Mr. Zhao Zhong Yao	—	435	274	554	19	1,282
Mr. Yan Yong, Vincent	—	1,073	195	597	56	1,921
Mr. Suen Hay Wai, Felipe	—	510	—	192	19	721
Mr. Alastair Kenneth Ruskin Campbell	50	—	—	—	—	50
Mr. Didier Trutt	50	—	—	—	—	50

	100	3,448	900	3,050	94	7,592
Non-executive director:
Mr. Albert Thomas da Rosa, Junior	150	—	—	51	—	201

	250	3,448	900	3,101	94	7,793

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

8.	DIRECTORS’ REMUNERATION (continued)
(b)	Executive directors and a non-executive director: (continued)

	Fees	Salaries, allowances and benefits in kind	Discretionary performance related bonuses	Employee share option benefits	Pension scheme contributions	Total remuneration

	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)
2004
Executive directors:
Mr. Li Dong Sheng	—	650	180	—	—	830
Mr. Yuan Xin Cheng	—	120	—	—	—	120
Ms. Lu Zhong Li	—	390	—	—	—	390
Mr. Hu Qiu Sheng	—	390	180	—	—	570
Mr. Zhao Zhong Yao	—	112	142	—	5	259
Mr. Yan Yong, Vincent	—	305	414	24	12	755
Mr. Suen Hay Wai, Felipe	—	1,105	162	127	12	1,406

	—	3,072	1,078	151	29	4,330
Non-executive director:
Mr. Albert Thomas da Rosa, Junior	120	—	—	—	—	120

	120	3,072	1,078	151	29	4,450

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year did not include any (2004(Unaudited): one) director, details of whose remuneration are set out in note 8 above. Details of the remuneration of the five (2004(Unaudited): four) non-director, highest paid employees for the year are as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Salaries, allowances and benefits in kind	10,302	6,684
Discretionary performance related bonuses	4,230	1,164
Employee share option benefits	—	127
Pension scheme contributions	1,501	36

	16,033	8,011

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

9.	FIVE HIGHEST PAID EMPLOYEES (continued)

The number of the non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees

	2005	2004

		(Unaudited)
HK$1,000,001 to HK$1,500,000	—	2
HK$1,500,001 to HK$2,000,000	—	1
HK$2,000,001 to HK$2,500,000	—	1
HK$2,500,001 to HK$3,000,000	1	—
HK$3,000,001 to HK$3,500,000	4	—

	5	4

10.	TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2004(Unaudited): 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Current - Hong Kong
Charge for the year	11,403	29,751
Current - Elsewhere
Charge for the year	131,279	99,858
Overprovision in prior years	(3,466)	—
Deferred (note 34)	(20,047)	(98)

Total tax charge for the year	119,169	129,511

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

10.	TAX (continued)

A reconciliation of the tax expense applicable to profit/(loss) before tax using the statutory/applicable rates for the countries/locations in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Profit/(loss) before tax	(584,098)	417,455

Tax at the statutory/applicable tax rates of different countries/locations	(225,978)	81,469
Lower tax rate for specific provinces or local authority	(145,571)	(82,724)
Effect on opening deferred tax of increase in rates	—	(5,928)
Adjustments in respect of current tax of previous periods	(3,466)	—
Profits and losses attributable to jointly-controlled entities	(4,169)	(40,605)
Income not subject to tax	(65,371)	(49,655)
Expenses not deductible for tax	168,838	128,543
Tax losses utilised from previous periods	—	(9,078)
Tax losses not recognised	385,865	109,530
Others	9,021	(2,041)

Tax charge at the Group’s effective rate	119,169	129,511

The share of tax attributable to jointly-controlled entities amounting to HK$1,130,000 (2004(Unaudited): HK$14,052,000)     is included in “Share of profits and losses of jointly-controlled entities” on the face of the consolidated income statement.

In accordance with the relevant tax rules and regulations of the PRC, certain of the Company’s PRC subsidiaries and jointly-controlled entities enjoy income tax exemptions and reductions. Certain PRC subsidiaries and jointly-controlled entities are subject to income taxes at tax rates ranging from 7.5% to 33%.

11.	DIVIDENDS

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Interim - Nil (2004(Unaudited): HK4 cents per share)	—	110,316
Distribution in specie	—	1,351,585
Proposed final - Nil (2004(Unaudited): HK4 cents per share)	—	110,346

	—	1,572,247

The directors do not recommend the payment of any dividend in respect of the year.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

12.	EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculations of basic earnings/(loss) and diluted earnings/(loss) per share are based on:

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Earnings/(loss)
Net profit/(loss) attributable to ordinary equity holders of the parent, used in the basic earnings/(loss) per share calculation	(598,893)	308,985
Effect of dilutive potential ordinary shares:
Interest on convertible notes	6,400	7,541
Adjustment to minority interests upon exercise of the Exchange Option (note 36)	(100,372)	(20,597)

Earnings/(loss) for the purpose of diluted earnings/(loss) per share	(692,865)	295,929

	Number of shares

	2005	2004

		(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the year used in basic earnings/(loss) per share calculation	3,210,011,179	2,736,752,618
Effect of dilution - Weighted average number of ordinary shares:
Assumed to have been issued at no consideration on deemed exercise of all outstanding share options	6,240,721	14,089,054
Assumed deemed conversion of all convertible notes	105,886,421	112,381,287
Assumed deemed exercise of the Exchange Option (note 36) outstanding during the year	692,778,748	480,378,535

Weighted average number of ordinary shares used in diluted earnings/(loss) per share calculation	4,014,917,069	3,343,601,494

A diluted loss per share amount for the year ended 31 December 2005 has not been disclosed, as the share options, convertible notes and Exchange Option outstanding during the year had an anti-dilutive effect on the basic loss per share for the year.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

13.	PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Leasehold improve- ments	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
31 December 2005
At 1 January 2005:
Cost	1,261,101	32,307	1,294,566	302,624	65,170	179,804	3,135,572
Accumulated depreciation	(129,543)	(11,676)	(457,828)	(119,710)	(27,132)	—	(745,889)

Net carrying amount	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683

At 1 January 2005, net of accumulated depreciation	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683
Additions	286,716	42,565	107,201	131,603	13,085	274,414	855,584
Disposals	(67,290)	(2,914)	(60,311)	(44,201)	(3,080)	—	(177,796)
Depreciation provided during the year	(65,036)	(13,554)	(167,397)	(71,423)	(16,880)	—	(334,290)
Transfers	149,407	25,730	109,590	23,381	—	(308,108)	—
Exchange realignment	1,302	773	(2,962)	(3,584)	434	(6,722)	(10,759)

At 31 December 2005, net of accumulated depreciation	1,436,657	73,231	822,859	218,690	31,597	139,388	2,722,422

At 31 December 2005:
Cost	1,583,171	97,094	1,326,965	360,223	67,377	139,388	3,574,218
Accumulated depreciation	(146,514)	(23,863)	(504,106)	(141,533)	(35,780)	—	(851,796)

Net carrying amount	1,436,657	73,231	822,859	218,690	31,597	139,388	2,722,422

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings	Leasehold improve ments	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total

	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)
							(Restated)
31 December 2004
At 1 January 2004:
Cost	372,452	93,527	557,145	186,472	47,393	173,342	1,430,331
Accumulated depreciation	(88,648)	(69,200)	(305,244)	(105,635)	(27,522)	—	(596,249)

Net carrying amount	283,804	24,327	251,901	80,837	19,871	173,342	834,082

At 1 January 2004, net of accumulated depreciation	283,804	24,327	251,901	80,837	19,871	173,342	834,082
Additions	20,810	29,255	186,606	69,465	24,329	281,817	612,282
Acquisition of subsidiaries (note 38(b))	564,497	2,560	464,001	82,387	6,804	82,689	1,202,938
Disposal of a subsidiary (note 38(c))	—	—	821	(3,190)	(22)	—	(2,391)
Disposals	(11,699)	(23,840)	(3,129)	(20,120)	(3,289)	—	(62,077)
Depreciation provided during the year	(43,274)	(15,146)	(139,785)	(37,906)	(9,690)	—	(245,801)
Transfers	292,993	3,396	60,925	6,635	46	(363,995)	—
Exchange realignment	24,427	79	15,398	4,806	(11)	5,951	50,650

At 31 December 2004, net of accumulated depreciation	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683

At 31 December 2004:
Cost	1,261,101	32,307	1,294,566	302,624	65,170	179,804	3,135,572
Accumulated depreciation	(129,543)	(11,676)	(457,828)	(119,710)	(27,132)	—	(745,889)

Net carrying amount	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683

An analysis of the Group’s land and building is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Elsewhere:
Freehold	500,478	486,891
Short term leases	94,495	68,215
Medium term leases	988,198	705,995

	1,583,171	1,261,101

At 31 December 2005, certain of the Group’s buildings with a net book value of approximately HK$90,090,000 (2004(Unaudited): Nil) were pledged to secure general banking facilities granted to a subsidiary of the Company.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

14.	PREPAID LAND LEASE PAYMENTS

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
Carrying amount at 1 January:
As at previously reported	—	—
Effect of adopting HKAS 17 (note 2.2(a))	58,721	34,837

As restated	58,721	34,837
Additions	37,416	4,859
Acquisition of subsidiaries (note 38(b))	—	29,453
Disposals	(22,724)	(7,795)
Amortised during the year	(5,908)	(2,633)
Exchange realignment	558	—

Carrying amount at 31 December	68,063	58,721
Current portion included in other receivables	(5,440)	(3,807)

Non-current portion	62,623	54,914

An analysis of the Group’s leasehold land is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited) (Restated)
PRC:
Short term leases	54,431	37,736
Medium term leases	13,632	20,985

	68,063	58,721

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

15.	GOODWILL/NEGATIVE GOODWILL

	Goodwill	Negative goodwill

	HK$’000	HK$’000
31 December 2005
At 1 January 2005:
Cost as previously reported	331,357	(598,490)
Effect of adopting HKFRS 3 (note 2.2(d))	(124,718)	598,490

Cost as restated	206,639	—

Accumulated amortisation as previously reported	124,718	(50,474)
Effect of adopting HKFRS 3 (note 2.2(d))	(124,718)	50,474

Accumulated amortisation	—	—

Net carrying amount	206,639	—

Cost and carrying amount at 31 December 2005	206,639	—

	Goodwill	Negative goodwill

	HK$’000 (Unaudited)	HK$’000 (Unaudited)
31 December 2004
At 1 January 2004:
Cost	336,670	(654)
Accumulated amortisation	(92,131)	654

Net carrying amount	244,539	—

Cost at 1 January 2004, net of accumulated amortisation	244,539	—
Acquisition of subsidiaries (note 38(b))	—	(597,836)
Disposal of a subsidiary (note 38(c))	(4,673)	—
Recognised as income/(amortisation provided) during the year	(33,227)	49,820

At 31 December 2004	206,639	(548,016)

At 31 December 2004:
Cost	331,357	(598,490)
Accumulated amortisation	(124,718)	50,474

Net carrying amount	206,639	(548,016)

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

15.	GOODWILL/NEGATIVE GOODWILL (continued)

In 2004, goodwill not previously eliminated against the consolidated reserves was amortised on the straight-line basis over its estimated useful life of 10 years.

As further explained in note 2.2(d) to the consolidated financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of business combinations which occurred prior to 2001 to remain eliminated against the consolidated capital reserve. At 31 December 2005, the amount of goodwill remaining in the consolidated capital reserve, arising from the acquisition of a subsidiary prior to the adoption of SSAP 30 in 2001, was HK$1,819,000 (2004(Unaudited): HK$1,819,000), representing its cost.

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

•	PRC television products cash-generating unit; and
•	PRC computer products cash-generating unit.

The carrying amount of goodwill allocated to each of the cash-generating units is as follows:

	PRC television products	PRC computer products	Total

	HK$’000	HK$’000	HK$’000
Carrying amount of goodwill at 31 December 2005 and 2004(Unaudited)	56,500	150,139	206,639

PRC television products cash-generating unit

The recoverable amount of the PRC television products cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rate applied to cash flow projections is 8% and cash flows beyond the five-year period are extrapolated using a steady growth rate.

PRC computer products cash-generating unit

The recoverable amount of the PRC computer products cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rate applied to cash flow projections is 12% and cash flows beyond the five-year period are extrapolated using a steady growth rate.

Management has determined the budgeted gross margins based on past performance and its expectation for market development. The discount rates used are before tax and reflect specific risks relating to the relevant units.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

16.	OTHER INTANGIBLE ASSETS

	Patents and licences	Trademarks	Total

	HK$’000	HK$’000	HK$’000
31 December 2005:
Cost at 1 January 2005, net of accumulated amortisation	—	26,506	26,506
Additions	15,695	57,764	73,459
Amortisation provided during the year	(1,635)	(3,156)	(4,791)
Exchange realignment	—	(3,181)	(3,181)

At 31 December 2005	14,060	77,933	91,993

At 31 December 2005:
Cost	15,695	87,667	103,362
Accumulated amortisation	(1,635)	(9,734)	(11,369)

Net carrying amount	14,060	77,933	91,993

	Patents and licences	Trademarks	Total

	HK$’000 (Unaudited)	HK$’000 (Unaudited)	HK$’000 (Unaudited)
31 December 2004:
At 1 January 2004:
Cost	—	31,707	31,707
Accumulated amortisation	—	(3,963)	(3,963)

Net carrying amount	—	27,744	27,744

Cost at 1 January 2004, net of accumulated amortisation	—	27,744	27,744
Amortisation provided during the year	—	(3,155)	(3,155)
Exchange realignment	—	1,917	1,917

At 31 December 2004	—	26,506	26,506

At 31 December 2004 and 1 January 2005:
Cost	—	34,201	34,201
Accumulated amortisation	—	(7,695)	(7,695)

Net carrying amount	—	26,506	26,506

Included in the balance of trademarks are certain trademarks with an aggregate carrying value of HK$56,598,000 (2004(Unaudited): Nil) which have indefinite useful lives. These trademarks are treated as having an indefinite useful life because, in the opinion of the directors, there is no foreseeable limit to the period over which these trademarks may be used to generate cash flows to the Group.

The recoverable amounts of these trademarks have been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rate applied to cash flow projections is 15% and cash flows beyond the five-year period are extrapolated using a steady growth rate. The projected cash flows are determined by estimated future revenue based on management expectations for market development.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

17.	PRINCIPAL SUBSIDIARIES

Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company		Principal activities

			2005	2004

				(Unaudited)
Guangzhou Digital Rowa Technology Co., Ltd.**	PRC	RMB120,000,000	70	70	Manufacture of audio-visual products
Inner Mongolia TCL Electrical Appliance Company Limited*	PRC	RMB88,130,825	100	67	Manufacture of audio-visual products
Manufacturas Avanzadas, S.A. de. C.V.	Mexico	US$25,452,000	100	67	Manufacture of audio-visual products
Renova Electronics Private Limited	India	INR845,164,897	100	67	Trading of audio-visual products and components
TTE Corporation @	British Virgin Islands/ Hong Kong	US$10,000	100	67	Investment holding
Schneider Electronics GmbH	Germany	EUR2,000,000	100	67	Manufacture and sale of audio-visual products
Shenzhen TCL New Technology Company Limited**	PRC	RMB10,608,600	100	67	Manufacture and sale of audio-visual products
TTE Europe SAS	France	EUR159,394,580	100	67	Trading of audio-visual products and components
TCL (Vietnam) Corporation Limited	Vietnam	VND 37,135,000	100	67	Manufacture and sale of audio-visual products
TCL Computer Technology Co., Ltd.*	PRC	RMB100,000,000	100	100	Manufacture and sale of personal computers and peripheral products

Continued /...

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

17.	PRINCIPAL SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company		Principal activities

			2005	2004

				(Unaudited)
TCL Digital Science and Technology (Wuxi) Company Limited**	PRC	RMB122,570,000	70	47	Manufacture of audio-visual products
TCL Electrical Appliance Sales Co., Ltd.***	PRC	RMB30,000,000	51	51	Operation of a distribution network in the PRC
TCL Electronics (HK) Limited	Hong Kong	HK$30,000,000	100	67	Trading of audio-visual products and components
TCL Electronics (Thailand) Co. Limited	Thailand	THB100,000,000	100	67	Trading of audio-visual products and components
TCL Holdings (BVI) Limited	British Virgin Islands/ Hong Kong	US$25,000	100	67	Investment holding
TCL India Holdings Pvt. Limited	India	INR100,000	100	67	Trading of audio-visual products and components
TCL Information Technology Industrial (Group) Co., Ltd. @	British Virgin Islands/ Hong Kong	US$4,500,000	100	100	Investment holding
TCL King Electrical Appliances (Chengdu) Company Limited*	PRC	HK$95,000,000	100	67	Manufacture of audio-visual products
TCL King Electrical Appliances (Huhehaote) Company Limited*	PRC	RMB21,400,000	100	67	Manufacture of audio-visual products
TCL King Electrical Appliances (Huizhou) Company Limited*	PRC	RMB274,400,000	100	67	Manufacture and sale of audio-visual products and trading of components

Continued /...

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

17.	PRINCIPAL SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company		Principal activities

			2005	2004

				(Unaudited)
TCL King Electrical Appliances (Nanchang) Company Limited*	PRC	RMB21,400,000	100	67	Manufacture of audio-visual products
TCL King Electrical Appliances (Wuxi) Company Limited**	PRC	RMB10,608,000	70	47	Manufacture of audio-visual products
TCL King Electronics (Shenzhen) Company Limited*	PRC	RMB107,000,000	100	67	Manufacture of audio-visual products
TCL OEM Sales Limited	Hong Kong	HK$2	100	67	Trading of audio-visual products and components
TCL Overseas Consumer Electronics Limited	Hong Kong	HK$100	100	67	Trading of audio-visual products and components
TCL Overseas Electronics (Huizhou) Limited*	PRC	RMB106,819,156	100	67	Manufacture of audio-visual products
TCL Overseas Holdings Limited	British Virgin Islands/ Hong Kong	US$1	100	67	Investment holding
TCL Overseas Marketing Limited	British Virgin Islands/ Hong Kong	US$1	100	67	Trading of audio-visual products and components
TCL Retail (HK) Limited	Hong Kong	HK$10,000	100	67	Trading of audio-visual products
TCL Technoly Electronics (Huizhou) Co., Ltd.*	PRC	RMB45,730,500	100	100	Manufacture and sale of audio-visual products

Continued /...

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

17.	PRINCIPAL SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company		Principal activities

			2005	2004

				(Unaudited)
TCL- Thomson Electronics (Thailand) Co., Ltd.	Thailand	THB220,000	100	67	Trading of audio-visual products and components
TCL- Thomson Electronics Polska S.P. Zo.o	Poland	PLN30,000	100	67	Manufacture of audio-visual products
Thomson Televisions De Mexico, S.A de C.V.	Mexico	US$16,000	100	67	Manufacture of audio-visual products
TTE Germany GmbH	Germany	EUR25,000	100	67	Provision of research and development services
TTE Technology Canada Limited	Canada	CAD816,000	100	67	Trading of audio-visual products and components
TTE Technology Inc.	USA	US$37,594,000	100	67	Trading of audio-visual products and components
TCL Russia LLC	Russia	RUB3,000,000	100	67	Trading of audio-visual products and components
TCL Technology LLC	Russia	RUB10,000	100	—	Trading of audio-visual products and components
TCL Go Video	Cayman Islands/USA	US$1	100	—	Intellectual property holding
______________
@	Direct subsidiaries of the Company
*	Registered as wholly-foreign-owned enterprises under the PRC law
**	Registered as Sino-foreign joint ventures under the PRC law
***	Registered as limited liability company under the PRC law

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

17.	PRINCIPAL SUBSIDIARIES (continued)

On 10 August 2005, pursuant to the Exchange Option Agreement dated 30 July 2004 (the “Exchange Option Agreement”), Thomson exercised the exchange option (the “Exchange Option”) to exchange its 33% equity interest in TTE for shares in the Company (the “Share Exchange”). As a result, the Company’s equity interests in TTE and its subsidiaries increased. Further details of the Exchange Option and the Share Exchange are included in notes 36 and 43 to the consolidated financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Share of net assets	157,088	146,375

The Group’s trade receivables and payables due from/to the jointly-controlled entities are disclosed in notes 23 and 28 to the consolidated financial statements, respectively.

Particulars of the jointly-controlled entities, all of which are indirectly held by the Company as of 31 December 2005, are as follows:

		Place of incorporation/ registration and operations	Percentage of

Name	Business structure		Ownership interest	Voting power	Profit sharing	Principal activities

Henan TCL-Melody Electronics Co., Ltd.	Corporate	PRC	52	57	52	Manufacture and sale of audio-visual products
TCL Sun, Inc.	Corporate	Philippines	49	49	49	Trading of audio-visual products
	Corporate	PRC	50	45	50	Provision of remote education services

______________
*	Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

18.	INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The following table illustrates the summarised financial information of the Group’s jointly-controlled entities:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Share of the jointly-controlled entities’ assets and liabilities:
Current assets	178,406	147,064
Non-current assets	46,414	49,413
Current liabilities	(65,897)	(48,000)
Non-current liabilities	(1,835)	(2,102)

Net assets	157,088	146,375

Share of the jointly-controlled entities’ results:
Turnover	773,229	2,853,414
Other revenue	2,204	58,917

Total revenue	775,433	2,912,331
Total expenses	(765,091)	(2,817,815)
Tax	(1,130)	(14,052)

Profit after tax	9,212	80,464

19.	AVAILABLE-FOR-SALE EQUITY INVESTMENTS/LONG TERM INVESTMENTS

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Unlisted equity investments, at cost	15,831	55,312
Provision for impairment	(1,058)	(13,011)

	14,773	42,301

The Group’s available-for-sale equity investments represent investments in unlisted equity securities in the PRC. In the opinion of the directors, the fair value of these unlisted equity investments cannot be reliably measured because (a) they do not have quoted market pries in an active market; (b) the range of reasonable fair value estimates is significant for these investments; and (c) the probabilities of the various estimates cannot be reasonably assessed and used in estimating fair value. As such, all these unlisted equity securities are stated at cost less any impairment losses.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

19.	AVAILABLE-FOR-SALE EQUITY INVESTMENTS/LONG TERM INVESTMENTS (continued)

During the year, one of the Group’s unlisted equity investments in the PRC went into liquidation and the Group received assets with an aggregate fair value of HK$30,524,000 as distribution of the remaining assets of that investment. The carrying amount of the liquidated unlisted equity investment at the time of liquidation was HK$34,804,000 and a loss of HK$4,280,000 was recognised in the income statement.

20.	LONG TERM RECEIVABLES

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
Angers Factory Assets	(a)	147,154	168,376
Trademark fee reinvestment	(b)	81,151	115,438
Restructuring costs reimbursement receivable from Thomson	30	54,338	—
Trade receivables	23	76,131	140,769

		358,774	424,583

Notes:

(a)

Pursuant to the Agreement relating to Thomson Television Angers dated 30 July 2004, TTE shall purchase certain existing assets and new assets of the Angers Factory owned by Thomson (the “Angers Factory Assets”) with an aggregate fair value of Euro 16 million for a nominal consideration of Euro 1 within five years from 30 July 2004. Should the aggregate fair market value of the Angers Factory Assets to be transferred to TTE by Thomson is less than Euro 16 million, Thomson is required to transfer other assets and/or cash to make up the shortfall.

(b)

	Note	2005	2004

		HK$’000	HK$’000 (Unaudited)
Total at 31 December		106,786	115,438
Less: Portion classified as current assets	25	(25,635)	—

Non-current portion		81,151	115,438

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

20.	LONG TERM RECEIVABLES (continued)

Notes: (continued)

Pursuant to the Thomson Trademark License Agreement dated 30 July 2004, Thomson is required to reinvest the trademark fee receivable from TTE in respect of sales of certain Thomson-owned brands televisions for the period from the second anniversary until the fifth anniversary (the “Reinvestment Period”) after the closing (i.e. 30 July 2004) of the Combination Agreement dated 28 January 2004 (the “Combination Agreement”) in general brand awareness advertising costs for such brands for the benefits of TTE. The entire balance represents TTE’s prepayment of trademark fee and any actual trademark fee payable to Thomson by TTE during the Reinvestment Period will be deducted from this balance.

21.	PREPAID ROYALTY

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Total at 31 December	603,425	676,295
Less: Portion classified as current assets (note 25)	(39,751)	(55,927)

Non-current portion	563,674	620,368

Pursuant to the Patent Royalty Agreement dated 30 July 2004 (the “Patent Royalty Agreement”) signed between Thomson Licensing S.A. (“TLSA”) (a subsidiary of Thomson) and TTE, a paid-up royalty account with an initial amount of Euro 70 million was established. Any royalties payable under the patent license agreement(s) between TLSA or its affiliates and TTE or its affiliates will be paid out of this paid-up royalty account. After the fourth anniversary of the Patent Royalty Agreement, TTE may elect to apply the remaining balance in the paid-up royalty account to pay any other amounts that may be due to TLSA and its affiliates under certain other operation agreements associated with the Combination Agreement.

22.	INVENTORIES

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Raw materials	1,495,297	1,441,926
Work in progress	319,628	365,715
Finished goods	2,784,414	2,757,859

	4,599,339	4,565,500

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

23.	TRADE AND BILLS RECEIVABLES

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
Due from third parties:
Trade receivables		5,191,517	4,842,183
Bills receivable		785,466	907,848

		5,976,983	5,750,031

Due from related parties:
The ultimate holding company	24	30,004	—
Companies controlled by TCL Corporation	24	34,707	19,633
Thomson and companies controlled by Thomson (collectively the “Thomson Group”)	24	41,765	7,832
Jointly-controlled entities	24	29,645	35,047

		136,121	62,512

Total		6,113,104	5,812,543
Less: Portion classified as non-current assets	20	(76,131)	(140,769)

Current portion		6,036,973	5,671,774

The majority of the Group’s sales in the PRC were made on the cash-on-delivery basis and on commercial bills guaranteed by banks with credit periods ranging from 30 to 90 days. For overseas sales, the Group usually requires settlement by letters of credit with tenures ranging from 90 to 180 days. Sales to certain long term strategic customers were also made on open-account basis with credit terms of no more than 180 days. Certain customers are allowed to settle the contract sum by instalments semi-annually. During the year, the Group also entered into certain receivables purchase agreements with its banks and a factoring company. Pursuant to the related agreements, the trade receivables of certain major customers were factored to the relevant banks and the factoring company.

In view of the aforementioned and that the Group’s trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Current to 90 days	5,593,526	5,191,272
91 to 180 days	124,902	552,555
181 to 365 days	247,726	65,602
Over 365 days	146,950	3,114

	6,113,104	5,812,543

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

23.	TRADE AND BILLS RECEIVABLES (continued)

At 31 December 2005, the Group’s trade receivables of approximately HK$1,110,972,000 (2004(Unaudited): Nil) (the “Factored Receivables”) were factored to certain banks and a factoring company under certain receivables purchase agreements. The Group continued to recognise the Factored Receivables in the balance sheet because, in the opinion of the directors, the Group has retained substantially all the risks and rewards of ownership of the Factored Receivables, either the risks in respect of default payments or the time value of money, as at the balance sheet date.

Moreover, at 31 December 2005, the Group had discounted trade receivables of approximately HK$20,082,000 to a bank with recourse (the “Discounted Bills”). The Discounted Bills were included in the above balance of trade receivables because the derecognition criteria for financial assets were not met.

Accordingly, the advances from the relevant banks and the factoring company of approximately HK$828,433,000 and HK$302,621,000, respectively, received by the Group as consideration for the Factored Receivables and the Discounted Bills at the balance sheet date were recognised as liabilities and included in “Interest-bearing bank and other borrowings”(note 31).

24.	DUE FROM/TO THE ULTIMATE HOLDING COMPANY/THE IMMEDIATE HOLDING COMPANY/COMPANIES CONTROLLED BY TCL CORPORATION/THOMSON GROUP/JOINTLY-CONTROLLED ENTITIES

The amounts are unsecured and are repayable within one year. The amounts are interest-free, except for the amount due to the ultimate holding company which bears interest at 2.8% per annum, being the discount rate for bills of exchange offered by the People’s Bank of China (2004(Unaudited): 5.022%, being 10% discount below the six-month to one-year short term loan interest rate declared by the People’s Bank of China).

25.	OTHER RECEIVABLES

	Notes		2005	2004

			HK$’000	HK$’000 (Unaudited) (Restated)
Prepayments, deposits and other receivables			1,199,517	1,110,075
Prepaid land lease payments	14		5,440	3,807
Trademark fee reinvestment	20(b	)	25,635	—
Prepaid royalty	21		39,751	55,927
Due from Thomson Group	24		—	152,450

			1,270,343	1,322,259

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

26.	EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS
	2005	2004

	HK$’000	HK$’000
		(Unaudited)
Equity securities listed in Hong Kong	9,941	32,801
Mutual funds listed in Europe	—	84,093
Call Option (Note)	37,653	—

At 31 December, at market value	47,594	116,894

The above equity investments at 31 December 2005 were classified as held for trading.

Note:

The Call Option was granted by Thomson pursuant to the Call Option Agreement and is exercisable during the period from 1 November 2004 to 31 October 2006 for the purchase of 2.5 million shares of common stock of Thomson from Thomson at an exercise price of Euro18.12 per share. The fair value of the Call Option at the balance sheet date was estimated by the directors using the binomial model, taking into account the terms and conditions upon which the Call Option was granted.

27.	CASH AND BANK BALANCES AND PLEDGED DEPOSITS
	2005	2004

	HK$’000	HK$’000
		(Unaudited)
Total cash and bank balances	1,952,122	1,833,272
Less: Time deposits pledged for banking facilities	(90,165)	—

Cash and bank balances	1,861,957	1,833,272

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and bank balances and the pledged deposits approximates to their fair values.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

28.	TRADE AND BILLS PAYABLES
	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited)
Due to third parties:
Trade payables		5,300,868	3,938,055
Bills payable		978,540	974,717

		6,279,408	4,912,772

Due to related parties:
Companies controlled by TCL Corporation	24	226,011	245,864
Thomson Group	24	242,159	1,430,065
Jointly-controlled entities	24	119,564	60,512

		587,734	1,736,441

		6,867,142	6,649,213

An aged analysis of the trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Current to 90 days	6,547,730	6,123,466
91 to 180 days	77,039	479,123
181 to 365 days	197,155	15,610
Over 365 days	45,218	31,014

	6,867,142	6,649,213

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

29.	OTHER PAYABLES AND ACCRUALS

The Group’s other payables are non-interest-bearing and are expected to be settled within one year.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

30.	PROVISIONS
	Restructuring costs	Warranties	Total

	HK$’000	HK$’000	HK$’000
At 31 December 2004(Unaudited) and 1 January 2005	1,435	238,442	239,877
Arising during the year	164,393	277,749	442,142
Utilised during the year	(112,304)	(334,008)	(446,312)
Reversal of unutilised amounts	—	(29,637)	(29,637)
Exchange realignment	(2,097)	(6,571)	(8,668)

At 31 December 2005	51,427	145,975	197,402

Restructuring costs

A restructuring plan was drawn up in 2004 for certain reorganisation and rationalisation of the Group’s business in order to optimise its industrial base and hence profitability. The restructuring is expected to be completed by the end of 2006.

Pursuant to the Restructuring Cost Reimbursement Agreement dated 30 July 2004 (and as supplemented and amended by the Reimbursement Agreement Amendment dated 1 September 2005), Thomson agreed to reimburse TTE up to Euro 38 million (2004(Unaudited): Euro 33 million) of restructuring costs incurred within the first two years of the closing date (i.e. 30 July 2004) of the Combination Agreement in relation to the injection of the Thomson television businesses into TTE, subject to certain adjustment as may be agreed by the parties. The restructuring costs recoverable from Thomson during the year of HK$164,587,000 (2004(Unaudited): HK$35,014,000) were credited directly to restructuring costs in the income statement.

Moreover, according to the relevant agreements, a portion of the reimbursement shall be reimbursed by Thomson six months after 30 July 2006. As such, the relevant portion of the reimbursement was classified as a non-current asset in the balance sheet.

Warranties

The Group provides warranties of three months to one year to its customers on certain of its electronic products, under which faulty products are repaired or replaced. The amount of the provision for the warranties is estimated based on sales volumes and past experience of the level of repairs and returns. The estimation basis is reviewed on an ongoing basis and revised where appropriate.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

31.	INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	Maturity	2005	2004

			HK$’000	HK$’000 (Unaudited)
Current
Bank overdrafts - secured	5.6	2006	83,472	—
Bank overdrafts - unsecured	LIBOR/EURIBOR+0.6	2006	57,995	—
Bank loans - secured	4.5	2006	19,382	—
Bank loans - unsecured	HIBOR/LIBOR/
	EURIBOR+(0.6 to 0.8)	On demand	1,538,300	244,118
Bank loans - unsecured	3.1 to 5.6	2006	328,625	120,259
Advances from banks as consideration for Factored Receivables and Discounted Bills	LIBOR+(0.3 to 0.5)	2006	828,433	—
Advances from a factoring company as consideration for Factored Receivables	EURIBOR+0.5	2006	302,621	—
Trust receipt loans - secured	HIBOR/SIBOR/
	LIBOR+(0.4 to1.7)	2006	48,706	—
Trust receipt loans - unsecured	HIBOR+(0.5 to 1.5)	2006	273,511	205,742

			3,481,045	570,119

Non-current
Bank loans - unsecured	HIBOR/LIBOR/
	EURIBOR+(0.6 to 0.8)	2007 to 2009	—	1,622,134

			3,481,045	2,192,253

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Analysed into:
Bank loans and overdrafts repayable:
Within one year or on demand	3,178,424	570,119
In the second year	—	94,118
In the third to fifth years, inclusive	—	1,528,016

	3,178,424	2,192,253
Other borrowings repayable within one year	302,621	—

	3,481,045	2,192,253

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

31.	INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

Notes:

(a)

The Group’s overdraft facilities amounting to HK$175,443,000 (2004(Unaudited): Nil), of which HK$141,467,000 (2004(Unaudited): Nil) had been utilised as at the balance sheet date, are secured by the pledged of certain of the Group’s time deposits and property, plant and equipment amounting to HK$59,911,000 (2004(Unaudited): Nil) and HK$90,090,000 (2004(Unaudited): Nil), respectively.

(b)	Certain of the Group’s bank loans are secured by the pledge of certain of the Group’s time deposits amounting to HK$30,254,000 (2004(Unaudited): Nil).
(c)	As at 31 December 2005, the carrying amounts of the Group’s and the Company’s bank and other borrowings approximated to their fair values.
(d)

Except for the secured bank loans and overdrafts with a carrying amount of HK$19,382,000 (2004(Unaudited): Nil) and HK$83,472,000 (2004(Unaudited): Nil), respectively, and the unsecured bank loans of HK$328,625,000 (2004(Unaudited): HK$120,259,000), all other borrowings of the Group bear interest at floating rates.

In addition, the Company’s ultimate holding company has guaranteed certain of the Group’s bank loans up to HK$91,267,000 (2004(Unaudited): Nil) as at the balance sheet date.

Included in bank loans are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
United States dollars	1,606,655	1,050,420
Euro	574,718	586,676
Japanese Yen	561	2,544

Breach of loan covenants

As at 31 December 2005, in respect of certain bank loans with an aggregate carrying amount of HK$1,538,300,000, the Group breached certain of the terms of the bank loans, which are primarily related to the value of the Group’s consolidated tangible net worth and the Group’s interest cover ratio. On discovery of the breach, the directors of the Company informed the lenders and commenced a renegotiation of the terms of the loans with the relevant banks. As at 31 December 2005, those negotiations had not been concluded.

Since the lenders have not agreed to waive its right to demand immediate payment as at the balance sheet date, the loans have been classified as current liabilities in these financial statements at 31 December 2005.

On 31 March 2006, the Group successfully obtained the required consent from the majority of the lenders for the Group’s waiver request.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

32.	DUE TO A SHAREHOLDER/MINORITY SHAREHOLDER

The loan is due to Thomson, bears interest at rates ranging from 2.36% to 4.26% (2004(Unaudited): 2.36%) per annum (being the cost of fund of Thomson). The entire loan was secured by the Group’s trade receivables with a carrying value of HK$536,364,000 (2004(Unaudited): HK$1,033,796,000) as at 31 December 2005. Such loan amount shall, from the first anniversary of the closing of the Combination Agreement (i.e., 30 July 2004), be reduced by 1/12 at the end of each month so that it shall, at the second anniversary of closing, be zero, and the agreement shall then be automatically terminated.

After the Share Exchange transaction on 10 August 2005, Thomson became a shareholder of the Company.

33.	CONVERTIBLE NOTES

	2005	2004

	HK$’000	HK$’000 (Unaudited)
At beginning of year	256,000	347,000
Redeemed during the year	(256,000)	(91,000)

At 31 December 2005	—	256,000

On 8 November 2005, the outstanding principal amount of the convertible notes amounting to HK$256,000,000, plus accrued interest, was redeemed by the Company.

The principal terms of the convertible notes are as follows:

Issue price

The aggregate principal amount of the convertible notes was HK$350,000,000, issued at par on

8 November 2002.

Term and maturity date

Unless previously redeemed, converted or purchased and cancelled, the convertible notes would be redeemed in Hong Kong dollars at 100% of their principal amounts, plus accrued interest on 8 November 2005.

Interest

The convertible notes bear interest at the rate of 3% per annum, which are payable semi-annually in arrears.

Conversion period

The conversion period commenced on 8 November 2002 and ended on 8 November 2005.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

33.	CONVERTIBLE NOTES (continued)

Conversion rights

The noteholders have the right at any time during the conversion period to convert the convertible notes in whole or in part of the principal amount of not less than HK$10,000 into new shares of the Company at an initial conversion price of HK$2.556 (subject to adjustment). In 2004, the conversion price of the convertible notes was adjusted from HK$2.556 per share (Unaudited) to HK$2.06 per share (Unaudited) as a result of the distribution in specie by the Company.

Redemption at the option of the Company

The Company has an option to redeem, in whole or in part, the convertible notes (being HK$10,000 in principal amount or an integral multiple thereof) at 100% of their principal amount plus interest accrued to but excluding the date of redemption, after 18 months from 8 November 2002 if the closing price of the Company’s shares on the Stock Exchange for at least 20 dealing days in a period of 30 consecutive dealing dates on the Stock Exchange is at least 130% of the conversion price in effect on such dealing day.

34.	DEFERRED TAX

Deferred tax liabilities

	Notes	Accelerated tax depreciation	Others	Total

		HK$’000	HK$’000	HK$’000
At 1 January 2004 (Unaudited)		1,416	431	1,847
Acquisition of subsidiaries (Unaudited)	38(b)	29,305	—	29,305
Deferred tax charged/(credited) to the income statement during the year (Unaudited)	10	3,268	(431)	2,837

Gross deferred tax liabilities at 31 December 2004 (Unaudited) and 1 January 2005		33,989	—	33,989
Deferred tax credited to the income statement during the year	10	(9,769)	—	(9,769)
Exchange realignment		(163)	—	(163)

Gross deferred tax liabilities at 31 December 2005		24,057	—	24,057

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

34.	DEFERRED TAX (continued)

Deferred tax assets

	Notes	Elimination of unrealised profits arising from intra-group transactions	Accruals and other provisions	Pension provisions	Tax losses	Total

		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2004 (Unaudited)		4,625	4,230	—	—	8,855
Acquisition of subsidiaries (Unaudited)	38(b)	—	—	6,003	—	6,003
Deferred tax credited to the income statement during the year (Unaudited)	10	675	947	1,313	—	2,935
Exchange realignment (Unaudited)		—	—	790	—	790

Gross deferred tax assets at 31 December 2004 (Unaudited) and 1 January 2005		5,300	5,177	8,106	—	18,583
Deferred tax credited to the income statement during the year	10	2,000	6,515	981	782	10,278
Exchange realignment		—	(102)	(1,037)	(32)	(1,171)

Gross deferred tax assets at 31 December 2005		7,300	11,590	8,050	750	27,690

The Group has tax losses of HK$1,687,303,000 (2004(Unaudited): HK$676,607,000) that are available for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tax rules of the countries in which the Group operates. Deferred tax assets have not been recognised in respect of these losses as the utilisation of which is uncertain.

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004(Unaudited): Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries or jointly-controlled entities.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005
(Including unaudited notes for the year ended 31 December 2004)

35.	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Group has defined benefits plans in certain locations, covering its employees. The Group also has agreed to provide certain additional post-employment healthcare benefits to employees in certain locations. These benefits are unfunded.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the amounts recognised in the consolidated balance sheet for the plans.

	2005	2004

	HK$’000	HK$’000
		(Unaudited)
Net benefit expense
Current service cost	21,469	4,421
Interest cost on benefit obligation	5,899	2,921
Net cumulative actuarial gain recognised in the income statement	(3,489)	—

Net benefit expense	23,879	7,342

Benefit liabilities
Benefit obligation	167,088	141,043
Unrecognised net actuarial losses	(1,473)	(10,993)

Benefit liabilities	165,615	130,050

Movements in the benefit liabilities during the year are as follows:

At 1 January	130,050	—
Acquisition of subsidiaries (note 38(b))	29,992	122,046
Benefit expense (note 6)	23,879	7,342
Contributions	(3,731)	(42)
Exchange realignment	(14,575)	704

At 31 December	165,615	130,050

The principal assumptions used in determining pensions and post-employment benefits obligations for the Group’s major plans are shown below:

	2005	2004

	%	%
		(Unaudited)
Discount rate	2.5 — 4.0	4.0 — 5.5
Future salary increases	2.0 — 5.0	1.0 — 7.0
Future pension increases	1.0	1.3 — 3.5
Healthcare cost increase rate	5.0 — 9.5	5.0 — 9.5

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

36.	SHARE CAPITAL

Shares

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Authorised:
5,000,000,000 shares of HK$0.10 each	500,000	500,000

Issued and fully paid:
3,902,951,727 (2004(Unaudited): 2,757,960,632) shares of HK$0.10 each	390,295	275,796

During the year, the movements in share capital (including share premium) were as follows:

(a)	The subscription rights attaching to 809,000 share options were exercised, resulting in the issue of 809,000 shares of HK$0.10 each for a total cash consideration of HK$804,000.
(b)

On 10 August 2005, pursuant to the Exchange Option Agreement, Thomson exercised the Exchange Option to exchange its 33% equity interest in TTE for shares in the Company (the “Share Exchange”). As a result, a total of 1,144,182,095 shares of HK$0.10 each were issued to Thomson at a market price of HK$1.43 per share on 10 August 2005. Further details of the Share Exchange are set out in note 43 to the consolidated financial statements.

A summary of the transactions during the year with reference to the above movements in the Company’s issued share capital and share premium account is as follows:

	Numbers of shares in issue	Issued share capital	Share premium account	Total

		HK$’000	HK$’000	HK$’000
At 1 January 2004 (Unaudited)	2,681,328,559	268,133	1,273,754	1,541,887
Share options exercised (Unaudited)	41,029,577	4,103	65,883	69,986
Conversion of convertible notes (Unaudited)	35,602,496	3,560	87,440	91,000
Distribution in specie (Unaudited)	—	—	(1,389,347)	(1,389,347)

At 31 December 2004 (Unaudited) and 1 January 2005	2,757,960,632	275,796	37,730	313,526
Share options exercised	809,000	81	723	804
Exchange Option exercised	1,144,182,095	114,418	1,521,762	1,636,180

At 31 December 2005	3,902,951,727	390,295	1,560,215	1,950,510

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

36.	SHARE CAPITAL (continued)

Exchange Option

Pursuant to the Exchange Option Agreement, the Company granted the Exchange Option to Thomson to exchange all of Thomson’s 33% equity interest in TTE for 1,149,140,810 new shares to be issued by the Company, subject to adjustments. The Exchange Option is exercisable from 27 September 2004 to 16 July 2005, subject to certain extensions.

Thomson confirmed to exercise the Exchange Option on 13 July 2005 and completion of the exercise took place on 10 August 2005. Further details of the Exchange Option were set out in note 43 to the consolidated financial statements.

Share options

On 12 May 2003, the share option scheme adopted by the Company on 30 August 2001 (the “Old Scheme”) was terminated and a new share option scheme (the “New Scheme”) was adopted by the shareholders of the Company, subject to adjustments. As a result, the Company can no longer grant any further options under the Old Scheme. However, all options granted prior to the termination of the Old Scheme will remain in full force and effect. Unless otherwise terminated or amended, the New Scheme will remain in force for three and a half years from the date of adoption.

The purpose of the New Scheme is to recognise the contribution of eligible participants, to motivate them by providing incentives to them, to help the Company retain its existing full-time or part-time employees (including any executive and non-executive director or proposed executive and non-executive director) of the Company and its subsidiaries (the “Employees”) and recruit additional employees and to provide them with a direct economic interest in attaining the long term business objectives of the Company.

The eligible participants of the New Scheme include any Employee, adviser, consultant, agent, contractor, client or supplier of any member of the Group or any other person whom the board of directors at its sole discretion considers may contribute or have contributed to the Group.

Pursuant to the New Scheme, the maximum number of shares in respect of which options may be granted under the New Scheme is such number of shares representing 10% of the issued share capital of the Company from time to time (excluding for this purpose any shares which have been duly allotted and issued pursuant to the New Scheme and any other scheme).

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

36.	SHARE CAPITAL (continued)

Share options (continued)

The maximum number of shares in respect of which options may be granted to any one participant in a 12-month period shall not exceed 1% (0.1% for connected persons) of the issued share capital of the Company. The offer of a grant of share options may be accepted within 28 days from the date of the offer upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences on a specified date and ends on a date which is not later than three and a half years from the date of offer of the share options. The subscription price for the shares in respect of which options are granted is determinable by the directors, but may not be less than the higher of (i) the closing price of the Company’s shares on the Stock Exchange on the date of the offer; (ii) the average closing price of the Company’s shares on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of the Company’s shares.

At 31 December 2005, the number of shares issuable under share options granted under the schemes was 183,342,861, which represented approximately 4.7% of the Company’s shares in issue as at that date.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

36.	SHARE CAPITAL (continued)

Share options (continued)

The following share options were outstanding under the share option schemes during the year:

	Number of share options									Price of Company’s shares at date of grant #	Price of Company’s shares immediately before the exercise date*	Price of Company’s shares at exercise date*

Name or category of participant	At 1 January 2005	Reclassified during the year	Granted during the year	Exercised during the year	Expired during the year	At 31 December 2005	Date of grantΔ	Exercise price	Exercise period

								HK$		HK$	HK$	HK$
Directors
Executive directors
Li Dong Sheng	—	—	5,000,000	—	—	5,000,000	31 May 2005	1.400	Note 4	1.410	—	—

Lu Zhong Li	—	—	2,500,000	—	—	2,500,000	31 May 2005	1.400	Note 4	1.410	—	—

Hu Qiu Sheng	—	—	2,500,000	—	—	2,500,000	31 May 2005	1.400	Note 4	1.410	—	—
Yan Yong, Vincent	68,000	—	—	—	—	68,000	30 January 2003	2.114	Note 3	2.075	—	—
	—	—	3,450,000	—	—	3,450,000	31 May 2005	1.400	Note 4	1.410	—	—

	68,000	—	3,450,000	—	—	3,518,000

Suen Hay Wai, Felipe	234,000	(234,000)	—	—	—	—	30 January 2003	2.114	Note 3	2.075	—	—
	—	(950,000)	950,000	—	—	—	31 May 2005	1.400	Note 4	1.410	—	—

	234,000	(1,184,000)	950,000	—	—	—

Zhao Zhong Yao	68,000	—	—	—	—	68,000	30 January 2003	2.114	Note 3	2.075	—	—
	—	—	3,200,000	—	—	3,200,000	31 May 2005	1.400	Note 4	1.410	—	—

	68,000	—	3,200,000	—	—	3,268,000

	370,000	(1,184,000)	17,600,000	—	—	16,786,000

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

36.	SHARE CAPITAL (continued)

Share options (continued)

The following share options were outstanding under the share option schemes during the year (continued):

	Number of share options									Price of Company’s shares at date of grant #	Price of Company’s shares immediately before the exercise date*	Price of Company’s shares at exercise date*

Name or category of participant	At 1 January 2005	Reclassified during the year	Granted during the year	Exercised during the year	Expired during the year	At 31 December 2005	Date of grantΔ	Exercise price	Exercise period

								HK$		HK$	HK$	HK$
Non-executive directors
Albert Thomas da Rosa, Junior	—	—	300,000	—	—	300,000	31 May 2005	1.400	Note 4	1.410	—	—
Tang Guiliang	—	—	300,000	—	—	300,000	31 May 2005	1.400	Note 4	1.410	—	—
Wang Bing	—	—	300,000	—	—	300,000	31 May 2005	1.400	Note 4	1.410	—	—
Hon Fong Ming, Perry	—	—	300,000	—	—	300,000	31 May 2005	1.400	Note 4	1.410	—	—

	—	—	1,200,000	—	—	1,200,000

Other employees
	1,894,000	—	—	(809,000)	(1,085,000)	—	29 October 2001	0.994	Note 1	0.990	1.886	1.886
	10,000,000	—	—	—	—	10,000,000	4 November 2002	2.305	Note 2	2.175	—	—
	20,052,861	234,000	—	—	—	20,286,861	30 January 2003	2.114	Note 3	2.075	—	—
	—	950,000	134,120,000	—	—	135,070,000	31 May 2005	1.400	Note 4	1.410	—	—

	31,946,861	1,184,000	134,120,000	(809,000)	(1,085,000)	165,356,861

	32,316,861	—	152,920,000	(809,000)	(1,085,000)	183,342,861

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

36.	SHARE CAPITAL (continued)

Share options (continued)

Note 1

One-third of such share options are exercisable after the expiry of 9 months from the date of grant, a further one-third is exercisable after the expiry of 18 months from the date of grant, and the remaining one-third is exercisable after the expiry of 27 months from the date of grant, up to 28 April 2005.

Note 2	Such share options are exercisable after the expiry of 9 months from the date of grant, up to 3 May 2006.
Note 3

One-third of such share options are exercisable after the expiry of 9 months from the date of grant, a further one-third is exercisable after the expiry of 18 months from the date of grant, and the remaining one-third is exercisable after the expiry of 27 months from the date of grant, up to 29 July 2006.

Note 4

One-third of such share options are exercisable after the expiry of 9 months from the date of grant, a further one-third is exercisable after the expiry of 18 months from the date of grant, and the remaining one-third is exercisable after the expiry of 27 months from the date of grant, up to 30 November 2008.

#	The price of the Company’s shares disclosed as at the date of grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of grant of the options.
*

The price of the Company’s shares disclosed immediately before the exercise day and as at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices immediately before the exercise dates and as at the dates on which the options were exercised over all of the exercises of options within the disclosure category.

Δ	The vesting period of the share options is from the date of grant until the commencement of the exercise period.

The fair value of the share options granted during the year was HK$57,081,000. The fair value of equity-settled share options granted during the year was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2005.

Dividend yield (%)	3.00 per annum
Expected volatility (%)	40.00 per annum
Historical volatility (%)	50.00 per annum
Risk-free interest rate (%)	3.16 per annum
Expected life of option (year)	3.50
Weighted average share price (HK$)	1.50

The expected life of the options is based on the historical data over the past four years and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

37.	RESERVES

	Attributable to equity holders of the parent

	Share premium account	Share option reserve	Capital reserve^	Reserve funds*	Exchange fluctuation reserve	Retained profits	Total	Minority interests	Total equity

	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2004
As previously reported (Unaudited)	1,273,754	—	66,204	492,205	39,550	1,708,405	3,580,118	100,079	3,680,197
Prior year adjustments (Unaudited)	—	7,085	—	—	—	(7,085)	—	—	—
Issue of shares upon exercise of share options (note 36) (Unaudited)	65,883	—	—	—	—	—	65,883	—	65,883
Issue of shares upon conversion of convertible notes (note 36) (Unaudited)	87,440	—	—	—	—	—	87,440	—	87,440
Goodwill realised on disposal of a jointly- controlled entity (Unaudited)	—	—	1,977	—	—	—	1,977	—	1,977
Exchange realignment (Unaudited)	—	—	—	—	66,393	—	66,393	33,075	99,468
Realised on disposal (Unaudited)	—	—	—	(198)	—	198	—	—	—
Net profit/(loss) for the year (as restated) (Unaudited)	—	—	—	—	—	308,985	308,985	(21,041)	287,944
Acquisition of subsidiaries (Unaudited)	—	—	—	—	—	—	—	1,318,760	1,318,760
Incorporation of a non-wholly owned subsidiary (Unaudited)	—	—	—	—	—	—	—	312	312
Disposal of a subsidiary (Unaudited)	—	—	—	—	—	—	—	(5,033)	(5,033)
Dividends paid to minority Shareholders (Unaudited)	—	—	—	—	—	—	—	(4,070)	(4,070)
Equity-settled share option arrangements (Unaudited)	—	7,729	—	—	—	—	7,729	—	7,729
Final 2003 dividend (Unaudited)	—	—	—	—	—	(1,544)	(1,544)	—	(1,544)
Interim 2004 dividend (Unaudited)	—	—	—	—	—	(110,316)	(110,316)	—	(110,316)
Distribution in specie (Unaudited)	(1,389,347)	—	(9,082)	(69,683)	(6,544)	123,071	(1,351,585)	—	(1,351,585)
Proposed final 2004dividend (note 11) (Unaudited)	—	—	—	—	—	(110,346)	(110,346)	—	(110,346)
Transfer from retained profits (Unaudited)	—	—	—	65,388	—	(65,388)	—	—	—

At 31 December 2004(Unaudited)	37,730	14,814	59,099	487,712	99,399	1,845,980	2,544,734	1,422,082	3,966,816

At 1 January 2005
As previously reported	37,730	—	59,099	487,712	99,399	1,860,794	2,544,734	1,422,082	3,966,816
Prior year adjustments	—	14,814	—	—	—	(14,814)	—	—	—
Opening adjustments	—	—	—	—	—	657,892	657,892	—	657,892
Set-off of goodwill arising from the Share Exchange (note 38(a))	—	—	—	—	—	(520,725)	(520,725)	—	(520,725)
Issue of shares upon exercise of share options (note 36)	723	—	—	—	—	—	723	—	723
Issue of shares upon exercise of the Exchange Option (note 36)	1,521,762	—	—	—	—	—	1,521,762	—	1,521,762
Exchange realignment	—	—	—	—	(33,933)	—	(33,933)	(28,867)	(62,800)
Net loss for the year	—	—	—	—	—	(598,893)	(598,893)	(104,374)	(703,267)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	(21,110)	(21,110)
Acquisition of minority interests (note 38(a))	—	—	—	—	—	—	—	(1,159,255)	(1,159,255)
Equity-settled share option arrangements	—	28,661	—	—	—	—	28,661	—	28,661
Transfer from retained profits	—	—	—	81,074	—	(81,074)	—	—	—

At 31 December 2005	1,560,215	43,475	59,099	568,786	65,466	1,303,180	3,600,221	108,476	3,708,697

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

37.	RESERVES (continued)
*

Pursuant to the relevant laws and regulations in the PRC, a portion of the profits of the Company’s subsidiaries and jointly-controlled entities in the PRC has been transferred to the reserve funds which are restricted as to use. In addition, profits of certain jointly-controlled entities which have been capitalised are also transferred to the reserve funds.

^

The Group’s capital reserve originally represented the difference between the nominal value of the shares of the subsidiaries acquired prior to the listing of the Company’s shares over the nominal value of the Company’s shares issued in exchange therefor.

The amount of goodwill arising on the acquisition of a subsidiary remaining eliminated against the capital reserve is explained in note 15 to the consolidated financial statements.

38.	BUSINESS COMBINATION
(a)	Acquisition of minority interests

The Share Exchange took place on 10 August 2005 and represented an acquisition of minority interests in TTE by the Company from Thomson. Further details of this transaction are included in note 43 to the consolidated financial statements.

The carrying amounts of the 33% equity interest in TTE immediately before the Share Exchange and the fair value of the shares of the Company issued on 10 August 2005 were as follows:

HK$’000

Carrying amount of 33% equity interest in TTE	1,159,255
Goodwill arising from the Share Exchange	520,725

1,679,980

Satisfied by:
Issue of shares of the Company at fair value (note 36)	1,636,180
Cash	43,800

1,679,980

The goodwill arising from the Share Exchange was set off against the negative goodwill (HK$548,016,000 as at 1 January 2005) arising from the Combination Agreement in 2004 because, in the opinion of the directors, the Share Exchange was part of the Combination Agreement and was interrelated and indivisible with the business combination associated with the Combination Agreement in 2004. Since the negative goodwill has been eliminated against the opening balance of retained profits at 1 January 2005 upon the adoption of HKFRS 3, the set-off of this goodwill was accounted for as a reserve movement for the year.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

38.	BUSINESS COMBINATION (continued)
(b)	Acquisition of subsidiaries

During the year, the Group acquired the entire equity interest of certain subsidiaries from Thomson. The subsidiaries acquired are engaged in product sales, marketing and management, the design and styling activities related to television products. Further details of these acquisitions are included in note 43 to the consolidated financial statements.

The fair values of the identifiable assets and liabilities of the subsidiaries acquired as at the date of acquisition approximated their corresponding carrying amounts immediately before the acquisition and were as follows:

	Notes	2005	2004

		HK$’000	HK$’000 (Unaudited) (Restated)
Net assets acquired:
Property, plant and equipment	13	—	1,202,938
Prepaid land lease payments	14	—	29,453
Long term investments		—	1,164
Long term receivables		—	258,775
Deferred tax assets	34	—	6,003
Cash and bank balances		—	140,910
Inventories		—	1,724,038
Trade and bills receivables		83,539	752,139
Prepayments, deposits and other receivables		52,131	932,174
Trade and bills payables		(77,162)	(898,502)
Tax payable		—	(87,833)
Other payables and accruals		(17,043)	(189,164)
Due to related companies, net		—	(1,187,855)
Provisions		—	(166,876)
Bank borrowings		—	(149,030)
Deferred tax liabilities	34	—	(29,305)
Pensions and other post-employment benefits	35	(29,992)	(122,046)
Minority interests		—	(688,372)

		11,473	1,528,611
Negative goodwill on acquisition	15	—	(597,836)

		11,473	930,775

Satisfied by:
Cash		11,473	213,785
33% interests in the Group’s television business		—	630,388
Costs associated with the acquisition		—	86,602

		11,473	930,775

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

38.	BUSINESS COMBINATION (continued)
(b)	Acquisition of subsidiaries (continued)

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Cash paid	(11,473)	(300,387)
Cash and bank balances acquired	—	140,910

Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(11,473)	(159,477)

The results of the subsidiaries acquired during the year had no significant impact on the Group’s consolidated turnover or loss after tax for the current year.

(c)	Disposal of a subsidiary
	Note	2005	2004

		HK$’000	HK$’000 (Unaudited)
Net assets disposed of:
Property, plant and equipment		—	2,391
Goodwill		—	4,673
Inventories		—	555
Cash and bank balances		—	2,958
Trade and bills receivables		—	551
Prepayments, deposits and other receivables		—	3,129
Trade and bills payables		—	(243)
Other payables and accruals		—	(2,729)
Short term bank loan		—	(943)
Tax payable		—	(374)
Minority interests		—	(5,034)

		—	4,934
Loss on disposal	6	—	(2,075)

Satisfied by cash		—	2,859

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

38.	BUSINESS COMBINATION (continued)
(c)	Disposal of a subsidiary (continued)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Cash consideration received	—	2,859
Cash and bank balances disposed of	—	(2,958)

Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	—	(99)

The results of the subsidiary disposed of in the year ended 31 December 2004 had no significant impact on the Group’s consolidated turnover or profit after tax for that year.

39.	OPERATING LEASE ARRANGEMENTS
(a)	As lessor

The Group leases certain of its office properties and factories under operating lease arrangements with leases negotiated for terms ranging from two to five years.

At 31 December 2005, the Group had total minimum lease receivables under non-cancelable operating leases with its tenants falling due as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Within one year	4,314	—
In the second to fifth years, inclusive	12,171	—

	16,485	—

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

39.	OPERATING LEASE ARRANGEMENTS (continued)
(b)	As lessee

The Group leases certain of its office properties and factories under operating lease arrangements. These leases are negotiated for terms ranging from two to six years.

At 31 December 2005, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Within one year	39,944	25,415
In the second to fifth years, inclusive	77,679	17,192
After five years	16,851	222

	134,474	42,829

40.	COMMITMENTS

In addition to the operating lease commitments detailed in note 39(b) above, the Group had the following capital commitments at the balance sheet date:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Contracted, but not provided for	10,389	134,639

In addition, the Group’s share of jointly-controlled entities’ own capital commitments at the balance sheet date, which were not included in the above, was as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Contracted, but not provided for	—	88

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

41.	CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	2005	2004

	HK$’000	HK$’000 (Unaudited)
Bills discounted with recourse	—	46,396
Guarantees given in lien of utility
and rental deposits	4,446	3,525

	4,446	49,921

42.	PLEDGE OF ASSETS

Details of the Group’s bank loans and overdrafts and amount due to a shareholder/minority shareholder, which are secured by the assets of the Group, are included in notes 13, 31 and 32 to the consolidated financial statements.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

43.	RELATED PARTY TRANSACTIONS
(a)	In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Notes		2005	2004

			HK$’000	HK$’000 (Unaudited)
Jointly-controlled entities:
Sales of raw materials	(i	)	1,186,725	1,400,358
Sales of finished goods	(ii	)	97,642	78,592
Purchases of finished goods	(iii	)	1,280,408	1,497,427

Ultimate holding company:
Interest expense	(iv	)	21,762	20,368

Companies controlled by TCL Corporation:
Sales of raw materials	(i	)	4,654	29,151
Purchases of raw materials	(iii	)	608,839	581,500
Purchases of finished goods	(iii	)	108,217	41,501
Sales handling fee income	(v	)	—	858
Subcontracting fee expense	(vi	)	13,066	16,926

Thomson Group:
Sales of finished goods	(ii	)	293,538	351,743
Purchases of raw materials	(iii	)	2,077,850	1,738,305
Purchases of finished goods	(vii	)	838,580	1,024,748
Agency fee and cost reimbursement expense	(viii	)	872,207	454,977
Styling service fee expense	(viii	)	21,744	18,980
Shared service fee expense	(viii	)	241,687	129,336
Interest expense	(ix	)	24,783	9,083
Patent royalty expense	(x	)	30,991	18,670
Reimbursement of brand advertising costs	(xi	)	14,476	11,973
Trademark royalty fee	(xii	)	20,025	—
Strategic sourcing fee expense	(xiii	)	27,000	11,848
After-sales and related services fee expense	(viii	)	16,787	—
Laboratory service fee expense	(viii	)	1,314	—
Reimbursement of reorganisation costs	(xiv	)	57,903	—
Subcontracting fee expense	(xv	)	234,285	—
Styling service fee income	(xvi	)	1,608	—
Logistics management service fee income	(xvi	)	965	—

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

43.	RELATED PARTY TRANSACTIONS (continued)

Notes:

(i)	The sales of raw materials were made at a gross margin of 0-1%.
(ii)	The sales of finished goods were made by reference to the prevailing market price for comparable transactions.
(iii)	The purchases of raw materials and finished goods were made at prices similar to those set by independent third party suppliers.
(iv)

The interest was charged at 2.8% per annum, being the discount rate for bills of exchange offered by the People’s Bank of China (2004(Unaudited): 5.022%, being 10% discount below the six-month to one-year short term loan interest rate declared by the People’s Bank of China).

(v)	The sales handling fee income was calculated at 1.7% of the invoiced sales of the products distributed.
(vi)	The subcontracting fee was determined by reference to subcontracting fees charged by third party companies offering similar services.
(vii)	The purchases of finished goods were made at terms such that the Group shall incur no loss and realise no profit from the arrangement.
(viii)	The agency fee, cost reimbursement expense, styling service fee, shared service fee, after-sales and related services fee and laboratory service fee were charged by Thomson Group at cost.
(ix)	The interest was charged at rates ranging from 2.36 to 4.26% (2004(Unaudited): 2.36%) per annum, being the cost of fund of Thomson.
(x)

The patent royalty was charged at rate ranges that are consistent with the rates offered by Thomson Group to other television manufacturers and varied according to the country in which the colour television receivers are manufactured.

(xi)

The brand advertising costs represent advertising costs incurred by Thomson Group and were reimbursed by the Group at cost and at a minimum of 0.5% of the aggregate net sales of TV products using Thomson A brand as defined in the Thomson Trademark License Agreement.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

43.	RELATED PARTY TRANSACTIONS (continued)

Notes (continued):

(xii)

No royalty fee was charged by Thomson Group for the period from 1 January 2005 to 20 July 2005. From 21 July 2005 onwards, the trademark royalty fee was charged by Thomson Group at 0.4% and 0.2% for Thomson A Brands and Thomson B Brands, respectively, as defined in the Amendment to Thomson Trademark License Agreement dated 1 September 2005.

(xiii)	The strategic sourcing fee expense was charged at an annual fee of Euro 2.85 million (approximately HK$27 million) by Thomson Group, subject to adjustments.
(xiv)

The reimbursement of reorganisation costs represents payment by the Group to Thomson to cover the reorganisation costs incurred by Thomson in connection with having an operation mode of Angers Factory acceptable to the Group according to the Amended and Restated Agreement (Angers) dated 1 September 2005. The Group is required to pay a total amount of Euro 20 million (equivalent to approximately HK$184 million) over a period of five years, ranging from Euro 6 million (equivalent to approximately HK$58 million) in 2005 to Euro 2 million (equivalent to approximately HK$18 million) in 2009.

(xv)	The subcontracting fee charged by Thomson Group was calculated based on the production cost structure in use at other European factory operations of the Group.
(xvi)	The styling service fee and logistics management service fee were charged by the Group at cost.
(b)	Other transactions with related parties:
(i)

On 21 April 2005, the Company, TTE and Thomson entered into two binding memoranda of understanding (the “MOUs”) in respect of (i) the sales and marketing activities of the Group’s products in the United States, Canada and Europe and (ii) the operation of the Angers Factory located in France. The MOUs provide that the parties will enter into a number of definitive agreements to implement the principles contained in the MOUs. Further details of the MOUs were set out in the Company’s announcement dated 21 April 2005.

(ii)

On 4 July 2005, the Company and TCL International Electronics (BVI) Limited (“TCLIE”), a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with TCL Corporation for the acquisition of the remaining 49% equity interest in TCL Electrical Appliance Sales Co., Ltd. (the ‘‘Sales Company’’) owned by TCL Corporation at a consideration of Euro 6.5 million (equivalent to approximately HK$60 million). This acquisition was completed on 10 May 2006 and since then the Sales Company became a wholly-owned subsidiary of the Group. Goodwill of approximately HK$60 million (unaudited) arose from this transaction.

Further details of this acquisition were set out in the Company’s announcement dated 5 July 2005.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

43.	RELATED PARTY TRANSACTIONS (continued)
(iii)

On 12 July 2005, the Group and Thomson entered into the North America Transfer Agreement and the European Master Transfer Agreement (collectively the “Transfer Agreements”) for the transfer of the sales and marketing activities in Europe and North America, respectively, from Thomson to TTE. The closing of the Transfer Agreements gave rise to the termination or modifications of certain agreements (the “Related Agreements”) entered into between the Group and Thomson when TTE was established in 2004. Further details of the Transfer Agreements and the Related Agreements were set out in the announcement and the circular of the Company dated 12 July 2005 and 2 August 2005, respectively.

On 1 September 2005, the Group and Thomson further entered into the Transfer Closing Agreement to modify certain terms of the Transfer Agreements. Further details of the Transfer Closing Agreement were set out in the Company’s announcement dated 2 September 2005.

(iv)

On 26 July 2005, the Company entered into a sale and purchase agreement with Opta Systems, LLC. a 51%-owned subsidiary of TCL Corporation, to purchase certain intellectual property rights including trademarks, service marks, patents applications and copyrights at an initial consideration of US$10 million, subject to adjustments by reference to a final valuation of the relevant intellectual property rights. Further details of this acquisition were set out in the Company’s announcement dated 29 July 2005.

(v)

On 10 August 2005, pursuant to the Exchange Option Agreement, the Company entered into the Option Closing Agreement with Thomson. Pursuant to the Option Closing Agreement, Thomson exercised the Exchange Option to exchange its 33% equity interest in TTE for shares in the Company (the “Share Exchange”). The completion of the Share Exchange took place on the same day and a total of 1,144,182,095 shares representing 29.32% of the enlarged issued share capital of the Company were issued to Thomson. In addition, according to the Exchange Option Agreement, the Company made a cash payment of HK$43,800,000 to Thomson as additional consideration for the Share Exchange. Further details of this transaction were set out in the Company’s announcement dated 10 August 2005.

(vi)

On 31 December 2005, the Company, TCL Corporation, TTE and Thomson entered into the Settlement Agreement and pursuant to the Settlement Agreement, the Group agreed to pay to Thomson and Thomson also agreed to pay to the Group an aggregate amount of HK$17,474,000 and HK$51,513,000, respectively, as compensation for the shortfall of assets contribution by each other according to the Combination Agreement.

(vii)

During the year, the Group used certain registered trademarks of TCL Corporation, including “TCL” and “Rowa”, for the manufacture and sale of television products. No royalty was paid to TCL Corporation because, according to the TCL Trademark License Agreement dated 30 July 2004, no royalty shall be payable by the Group prior to the second anniversary of the closing (i.e. 30 July 2004) of the Combination Agreement.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

43.	RELATED PARTY TRANSACTIONS (continued)

Except for transactions with jointly-controlled entities included in item (a), all the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

44.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible notes, other interest-bearing borrowings and cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

It is, and has been, throughout the year under review, the Group’s policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. The Group’s accounting policies in relation to derivatives are set out in note 2.5 to the consolidated financial statements.

Cash flow interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long term debt obligations with floating interest rates.

In general, the Group’s treasury department (the “Group Treasury”) implements all external financings to meet borrowing needs of all subsidiaries. On specific cases, subsidiaries may borrow directly from local banks upon approval from the Group Treasury in advance. At subsidiary level, financing is generally done on a short term floating rate basis. Long term financings are normally done at Group level.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

44.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currency.

The Group Treasury hedges foreign exchange risk on its commercial exposures and financial exposures. For commercial exposures, generally 80% of the exposures must be hedged (but may vary with the historical volatility and country risks) after netting off exposures at Group level. Hedging for commercial exposures are normally in short-term nature with a maximum of a six-month period which corresponds to the Group’s sales cycle. It is the Group’s policy to borrow and invest excess cash in the functional currency of its businesses to minimise its foreign currency exposures.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis.

The credit risk of the Group’s other financial assets, which comprise cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, factoring and other interest-bearing loans.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

45.	POST BALANCE SHEET EVENTS
(a)

Pursuant to the resolution passed on 27 February 2006, the authorised share capital of the Company was increased from HK$500,000,000 to HK$800,000,000 by the creation of 3,000,000,000 additional shares of HK$0.10 each, ranking pari passu in all respects with the existing share capital of the Company.

(b)

On 9 March 2006, TCL King Electrical Appliances (Huhehaote) Company Limited (“TCL King Huhehaote”), an indirect wholly-owned subsidiary of the Company, entered into an investment agreement (the “Investment Agreement”) with TCL Corporation in relation to the setting up of a finance company in the PRC (the “Finance Company”). Pursuant to the Investment Agreement, TCL King Huhehaote is required to contribute RMB70 million (the “Capital Contribution”) as capital contribution to the Finance Company, representing 14% of the registered capital of the Finance Company.

The Capital Contribution was made by the Group on 9 March 2006 and the establishment of the Finance Company is subject to the obtaining of the approval from the relevant PRC authorities, including but not limited to the China Banking Regulatory Commission.

Further details of this transaction were set out in the Company’s announcement dated 9 March 2006.

46.	COMPARATIVE AMOUNTS

As further explained in notes 2.2 and 2.4 to the consolidated financial statements, due to the adoption of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year’s presentation and accounting treatment.

47.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 7 June 2006.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP

The Group’s consolidated financial statements have been prepared in accordance with HKFRSs which differ in certain material respects from those applicable generally accepted accounting principles in the United States (“USGAAP”). A narrative discussion on the significant differences between HKFRSs and USGAAP applicable to the Group are summarised below:

Business combination

Under HKFRSs, the purchase price is determined and measured at the date of exchange in a business combination. The date of exchange is the date in which the acquirer has obtained control over the net assets and operations of the acquiree. Purchase price considerations in the form of marketable equity instruments are measured as at the date of exchange. Transactions between related parties, such as between entities with common control, are accounted for as a business combination at fair value unless certain conditions are met for merger accounting which is recognised at historical cost.

Under USGAAP, the purchase price is determined and measured, at fair value, at the acquisition date which is the date in which the terms of the business combination are agreed to and announced. Purchase price considerations in the form of marketable equity instruments are measured based on their market prices over a reasonable period of time before and after the acquisition date.

Basis of consolidation

Under HKFRSs, a subsidiary is defined as “an entity that is controlled by another entity”. For this purpose, control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A parent may consolidate a subsidiary when it owns half or less of the voting power of an entity, so long as the parent can demonstrate that it has control over the subsidiary through one of the following criteria: a) power over more than half of the voting rights by virtue of an agreement with other investors; b) power to govern the financial and operating policies of the entity under a statute or an agreement; c) power to appoint or remove the majority of the members of the board of directors; or d) power to cast the majority of votes at meetings of the board of directors. If on acquisition a subsidiary meets the criteria to be classified as held for sale in accordance with HKFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, an entity will apply the presentation for assets held for sale, rather than normal line by-line consolidation presentation.

Under USGAAP, consolidation is required when one of the companies in a group directly or indirectly has a controlling financial interest in the other companies. The usual condition for controlling financial interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership by one company, directly or indirectly, of over 50% of the outstanding voting shares of another entity. Consolidation of majority-owned subsidiaries is required in the preparation of consolidated financial statements, unless control does not rest with the majority owner. In addition, an entity is to be considered for consolidation if the entity is a variable interest entity (“VIE”), for which the reporting entity acts as the primary beneficiary. An VIE is an entity in which the reporting entity does not have a controlling interest but that absorbs the majority of the VIE expected losses or residual returns must consolidate the VIE.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Accounting for goodwill

Under HKFRSs, goodwill arising on the acquisition of subsidiaries represents the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the acquirees’ identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of cash-generating units (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or the group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Under USGAAP, the excess of the purchase consideration over the sum of the amounts assigned to assets acquired less liabilities assumed, is accounted for as goodwill. Amortisation of goodwill is prohibited and that goodwill must be reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Under USGAAP, all goodwill must be assigned to a reporting unit of the business on acquisition. Each reporting unit that has been assigned goodwill must then be reviewed annually to identify potential impairment. Initially, the fair value of a reporting unit should be compared with its carrying amount. If the carrying amount of a reporting unit, including goodwill, exceeds its fair value then the goodwill should be tested to measure the amount of the impairment loss, if any. The fair value of goodwill is derived from an allocation of the fair value of the reporting unit to its identified assets and liabilities. The excess of the goodwill’s carrying value over its derived fair value is recognised as an impairment loss. An impairment loss for goodwill cannot be subsequently reversed.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Accounting for negative goodwill

Under HKFRSs, negative goodwill represents the excess of the acquirer’s interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of acquisition at the date of acquisition. Negative goodwill is recognised in the income statement immediately.

Under USGAAP, in a business combination in which the fair values of the identifiable net assets acquired exceeds the cost of the acquired business, the excess over cost (i.e. negative goodwill) should reduce, on a pro rata basis, amounts assigned to all of the acquired assets, including purchased research and development assets acquired and charged to expense, with the exception of financial assets (other than investments accounted for by the equity method), assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other post-retirement benefit plans, and any other current assets. Any remainder should be recognised as an extraordinary gain.

Inventories

Under HKFRSs, inventories are stated at the lower of cost and net realisable value. Net realisable value is based on the estimated selling price in the ordinary course of business less any estimated costs to be incurred to completion and disposal.

Under USGAAP, inventories are stated at the lower of cost or market value in which market value shall not exceed the net realisable value and market value shall not be less than net realisable value reduced by an allowance for an approximate normal profit margin.

Under HKFRSs, inventory provisions can be written back whenever they are no longer required. Under USGAAP, a provision to write down inventories to market value cannot be reversed until the related inventory item is sold.

Impairment of long-lived assets

Under HKFRSs, impairment existed when the carrying amount of an asset exceeds its recoverable amount. An asset’s recoverable amount is estimated where an indication of impairment exists or when annual impairment testing for an asset is required, and that is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Impairment of long-lived assets (continued)

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Under USGAAP, long-lived assets and certain identifiable intangible assets held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability, the entity estimates the future cash flows, undiscounted and without interest charges, expected to result from the use of the asset and its eventual disposal. If the sum of such expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised to adjust the asset to its fair value. Long-lived assets to be disposed of are stated at the lower of carrying amount or fair value less cost to sell.

Once impairment is recognised, the reduced carrying amount of the asset is accounted for as its new cost. For depreciable assets, the new cost is depreciated over the asset’s remaining useful life. Restoration of previously recognised impairment losses on assets is prohibited, except for impairment losses recorded on assets to be disposed of. However, if the fair value of an asset to be disposed of increases, resulting in a write-up, the increased carrying amount cannot exceed the carrying amount of the asset before the decision to dispose of the asset was made.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Derecognition of financial assets

Under HKFRSs, if an entity transfers a financial asset to another party, it assesses whether it has transferred substantially all the risks and rewards of ownership of the transferred asset. If an entity has retained substantially all such risks and rewards, it does not derecognise that transferred asset. If it has transferred substantially all such risks and rewards, it derecognises the transferred asset. If an entity has neither transferred nor retained substantially all the risks and rewards of ownership of the transferred asset, it assesses whether it has retained control over the transferred asset. If it has retained control, the entity continues to recognise the transferred asset to the extent of its continuing involvement in the transferred asset. If it has not retained control, the entity derecognises the transferred asset. When an entity continues to recognise an asset to the extent of its continuing involvement, the entity also recognises an associated liability.

Under USGAAP, a sale of financial asset will result in the derecognition of the asset only if certain criteria are met, including but not limited to the need to demonstrate legal isolation of the asset from the transferor. If the criteria for sales recognition are not met, the transferor would account for the transaction as a secured borrowing with a pledge of collateral.

Accounting for derivatives

Under HKFRSs, an embedded derivative is defined as a component of a hybrid (combined) instrument that also includes a non-derivative host contract - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variables. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument. A financial instrument with an embedded derivative is required to be bifurcated and accounted for separately. In the case of a convertible bond issuance, the fair value of the debt component is determined by discounting the future contractual cash flows at the prevailing market interest rate for a similar non-convertible borrowing. The difference between the proceeds received from the convertible bond issuance and the fair value assigned to the debt component represents the embedded derivative and is initially recognised as an equity instrument or a financial instrument (a financial liability) depending on its characteristics. If the embedded derivative is determined to be a financial liability, its value is subsequently remeasured at its fair value at each subsequent reporting date. Changes in the fair value of the embedded derivative instrument are credited/charged to the income statement, unless the derivative meets the criteria for a hedge relationship in which case the gain or loss may be recognised directly in equity or offset in the income statement against an opposite loss or gain on the item it is hedging. Moreover, a call, put, surrender or prepayment option embedded in a host debt instrument is not closely related to the host instrument unless the option’s exercise price is approximately equal to the debt instrument’s amortised cost on each exercise date.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Accounting for derivatives (continued)

Under USGAAP, an embedded derivative has implicit or explicit terms within a contract, that do not in their entirety meet the definition of a derivative instrument, and that affect in a manner similar to a derivative instrument some or all of the cash flows or the value of other exchanges required by the contract. Among other criteria, whether the economic characteristics and risks of the embedded derivative are clearly and closely related to economic characteristics and risks of the host contract in evaluating whether the embedded derivative must be bifurcated and accounted for separately from the host instrument. Embedded derivatives that are required to be bifurcated and accounted for separately are treated in the same manner as freestanding derivatives. Calls and puts which are triggered upon the occurrence of contingent events may also meet the definition of derivative instruments that require separate accounting at fair value. The host contract shall be accounted for based on generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivative instruments.

All derivative instruments are recorded at fair value and changes in their fair value are recorded to the income statement unless hedge accounting is eligible and has been applied. Convertible debt instruments that are convertible into the issuer’s own common shares are generally treated as a debt instrument and therefore the debt component and its conversion option are not bifurcated and recognised separately. If the convertible instruments are not bifurcated then the conversion terms must be assessed to determine if a beneficial conversion feature exists at inception and subsequent remeasurement dates, including events triggering a change to the conversion terms.

Research and development costs

Under HKFRSs, all research costs or expenditures on intangible items that did not meet the asset recognition criteria as an intangible asset are charged to the income statement. Development expenditures are also expensed as incurred except where all of the following criteria are satisfied: there is a clearly defined product; the related expenditure is separately identifiable and can be measured reliably; the technical feasibility of the product or process can be demonstrated; the enterprise intends to produce and market or use the product or process; the existence of a market for the product or process can be demonstrated; and adequate resources exist to enable the project to be completed, marketed or used.

Under USGAAP, all research and development costs are generally expensed as incurred except for equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses which should be capitalised and depreciated as tangible assets.

Cash flow statement

Under HKFRSs, interest and dividends that are paid or received may be classified in a consistent manner from period to period as either operating, investing or financing activities. Advances from banks repayable within three months from the date of the advance are netted with positive cash balances for purposes of determining cash and cash equivalents for the cash flow statement.

USGAAP requires interest paid and dividends and interest received be classified as operating activities. Advances from banks are generally treated as a source of cash financing.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Investments

Under HKFRSs, available-for-sale investments in equity securities, after initial recognition, are measured at fair value with unrealised gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.. The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates with the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Under USGAAP, available-for-sale securities should be carried at their fair values with unrealised holding gains and losses reported as a separate component of shareholders’ equity. If the unrealised holding losses represent another than temporary decline in the fair values of the available-for-sale securities then such losses should be reported as a charge to the income statement. Quoted market prices, if available, are the best evidence of the fair value of the investments. If quoted market prices are not available, management’s best estimate of fair value may be based on the quoted market price of a financial instrument with similar characteristics or on valuation techniques (for example, the present value of estimated future cash flows using a discount rate commensurate with the risks involved, option pricing models, or matrix pricing models).

Deferred income taxes

Under HKFRSs, deferred tax liabilities are recognised for all taxable temporary differences except in certain situations including when difference arises from taxable temporary differences associated with investments in subsidiaries. In such cases, the deferred tax liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets should be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised except in certain situations including for deductible temporary differences arising from investments in subsidiaries. In such cases, the deferred tax assets are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities should be measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Deferred income taxes (continued)

Under USGAAP, deferred tax assets and liabilities are recognised except for certain exemptions including the difference between the book value and the tax basis of an investment in a foreign subsidiary or foreign corporate joint venture, unless it becomes apparent that this difference will reverse in the foreseeable future. In addition, a valuation allowance with respect to deferred tax assets is recognised to reduce the total deferred tax assets to an amount which is “more likely than not” to be realised. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Provision for restructuring costs

Under HKFRSs, a provision for restructuring costs should be accrued for at the date of a company’s commitment to an exit plan, generally when a company has a constructive obligation. A constructive obligation to restructure arises only (a) when a company has a detailed formal plan that must identify the business or part of a business concerned, location, function, and approximate number of employees who will receive termination compensation, the expenditures that will be undertaken and when the paln will be implemented; and (b) a company has raised a valid expectation in other parties such as customers, suppliers and employees that the restructuring will take place by starting to implement the plan or announcing the main features to those affected.

Under USGAAP, restructuring costs should be accrued only when the company has a legal or contractual obligation. Each cost of an exit plan is examined individually to determine when it is incurred. The restructuring costs would be recognised immediately when employees are terminated within the minimum service period. Otherwise, the costs would be recognised over the future services period.

Warranty expenses

Under HKFRSs, there is no specific guidance for the classification of warranty expenses in the income statement.

Under USGAAP, warranty expenses should be classified as cost of sales in the income statement.

Classification of liabilities

Under HKFRSs, a long-term loan that is payable on demand following a breach of an undertaking is classified as a current liability even if the lender has agreed, after the balance sheet date but before the financial statements are issued, not to demand payment.

Under USGAAP, the loan would be classified as non-current if, before the financial statements are issued, the lender has waived the right to demand repayment for more than one year from the balance sheet date.

Back to Index

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2005

(Including unaudited notes for the year ended 31 December 2004)

48.	SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Other comprehensive income

Under HKFRSs, there is no specific guidance for recognising and presenting other comprehensive income. Items of gain and loss that are not recognised in the income statement (such as a foreign exchange translation gain or loss) are recognised in reserves separate from retained profits and are disclosed in the statement of changes in equity.

USGAAP establishes standards for the reporting and display of comprehensive income and its components in financial statements that are displayed with the same prominence as other financial statements. Comprehensive income is composed of two subsets: “net income” and “other comprehensive income”. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners and consists of the following:

•	net income;
•	unrealised holding gains and losses on available-for-sale securities;
•	foreign currency translation adjustments;
•	the minimum pension liability in excess of unrecognised prior service costs;
•	gains and losses on foreign currency transactions designated as, and effective as, economic hedges of a net investment in a foreign entity;
•	gains and losses from derivatives that qualify as cash flow hedges; and
•	change in the fair value of a futures contract that qualifies as a hedge of an asset, prior to the adoption of SFAS No. 133.

Changes in accounting estimates and errors

Under HKFRSs, changes in accounting policies are to be accounted for retrospectively by adjusting the opening balance of retained earnings and restating comparative information. Moreover, an entity shall account for a change in accounting policy resulting from the initial application of a standard or an interpretation in accordance with the specific transitional provisions, if any, in that standard or interpretation; and when an entity changes an accounting policy upon initial application of a standard or an interpretation that does not include specific transitional provisions applying to that change, or changes in accounting policies voluntarily, it shall apply the change retrospectively.

USGAAP currently requires changes in accounting policies to be recognised by means of a cumulative catch-up adjustment in the income statement for the current period. Although prior period statements are not restated, the income before extraordinary items and net income computed on a pro forma retroactive basis should be shown on the face of the income statement for all periods presented. In a limited number of circumstances, retroactive restatement of financial statements for all prior periods presented is required by specific accounting pronouncements.

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