Form 20-F
period 2006-12-31
THOMSON
filed 2007-05-11
CIK 1080259

Back to contents

As filed with the Securities and Exchange Commission on May 11, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

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

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt - France

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

Common Stock, nominal value €3.75 per share: 273,871,296

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

Large accelerated filer Accelerated filer Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

2006 FORM 20-F - THOMSON GROUP - 1

Back to contents

Table of contents

INTRODUCTION

3

Forward-Looking Statements

3

Statements Regarding Competitive Position

4

Reporting Currency

5

PART I

7

Item 1

Identity of Directors, Senior Management and Advisers

7

Item 2

Offer Statistics and Expected Timetable

7

Item 3

Key Information

8

Item 4

Information on the Company

20

Item 4.A

Unresolved Staff Comments

48

Item 5

Operating and Financial Review and Prospects

49

Item 6

Directors, Senior Management and Employees

81

Item 7

Major Shareholders and Related Party Transactions

101

Item 8

Financial Information

105

Item 9

The Offer and Listing

106

Item 10

Additional Information

110

Item 11

Quantitative and Qualitative Disclosures about Market Risk

127

Item 12

Description of Securities other than Equity Securities

135

PART II

137

Item 13

Defaults, Dividend Arrearages and Delinquencies

137

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

137

Item 15

Controls and Procedures

137

Item 16.A

Audit Committee Financial Expert

138

Item 16.B

Code of Ethics

138

Item 16.C

Principal Accountant Fees and Services

139

Item 16.D

Exemptions from the Listing Standards for Audit Committees

140

Item 16.E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

140

PART III

141

Item 17

Financial Statements

141

Item 18

Financial Statements

141

Item 19

Exhibits

142

THOMSON CONSOLIDATED FINANCIAL STATEMENTS

145

2006 FORM 20-F - THOMSON GROUP - 2

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

2006 FORM 20-F - THOMSON GROUP - 3

Back to contents

•

challenges inherent in our strategy (as detailed in Item 4: “Information on the Company—History and Development of the Company”);

•

market risks associated with our minority interests in certain public companies, Videocon Industries and TCL Multimedia Technology Holding Ltd. (“TCL Multimedia”) , following our disengagement from our former Displays and television activities;

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

Statements Regarding Competitive Position

This Annual Report contains statements regarding our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•

PricewaterhouseCoopers, Understanding & Solutions, Screen Digest and Adams Media Research for overall market trends in the Media and Entertainment Industry;

•

Understanding & Solutions for information on DVD replication and distribution services;

•

Screen Digest and IBISWorld for information on content services and postproduction services;

•

Frost and Sullivan and Veronis Suhler Stevenson for information on retail media networks and out-of-home video advertising networks;

•

Screen Digest and IABM (International Association of Broadcasting Manufacturers) for information on global broadcast media technology industry;

•

Frost & Sullivan, Datamonitor and DIS Consulting Corporation for information on broadcast cameras, broadcast video servers, production switchers and routing switchers;

•

MRG (Multimedia Research Group) for information on IPTV network software;

•

IMS Research and In-Stat for information on set-top boxes;

•

Dell’Oro Group and Infonetics Research for information on DSL and cable modems, routers & gateways; and

•

NPD, Synovate and CEA (Consumer Electronics Association) for information on telephony markets in the United States and GfK (Gesellschaft für Konsumer Markt- und Absatzforschung) for information on telephony markets in Europe.

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published mid- to late 2006 or beginning 2007.

2006 FORM 20-F - THOMSON GROUP - 4

Back to contents

Reporting Currency

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = U.S.$ 1.3596, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on April 20, 2007.

2006 FORM 20-F - THOMSON GROUP - 5

Back to contents

2006 FORM 20-F - THOMSON GROUP - 6

Back to contents

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 Offer Statistics and Expected Timetable

Not applicable.

2006 FORM 20-F - THOMSON GROUP - 7

Back to contents

Item 3 Key Information

A. Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004 in accordance with International Financial Reporting Standards as adopted by the European Union, which we refer to herein as “IFRS”. You should read the following selected consolidated financial data together with Item 5: “Operating and Financial Review and Prospects” and our consolidated financial statements.

We have also included selected consolidated financial data for the five-year period ended December 31, 2006 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS differs in certain significant aspects from U.S. GAAP. Note 40 to our consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us and include a reconciliation of our net income and shareholders’ equity under IFRS to that under U.S. GAAP.

Effective January 1, 2005, Thomson reorganized the Group’s activities around three principal operating divisions: Services, Systems (previously Systems & Equipment) and Technology and created two additional segments to regroup our remaining activities: Displays & CE Partnerships and Corporate. This divisional organization remained unchanged in 2006, and our consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004 continue to reflect these segments.

The results of the bulk of our Displays activities and of the Audio/Video and Accessories activities (formerly within the Systems division) are treated as a net item within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004 and are, therefore, not reflected in our reported net sales. The substantial majority of the net sales shown in the Displays & CE Partnerships segment in 2004 comprises sales of our television activity and, in 2005 and 2006, comprises revenues of our residual non-core manufacturing and assembly activities principally at Angers and Genlis in France.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL Multimedia (formely TCL International) and TCL Corporation (“TCL”), to which this activity was contributed. Accordingly, our consolidated financial statements as of and for the year ended December 31, 2004 reflect within the Displays & CE Partnerships segment seven months of Thomson as owner and operator of its television business and the remaining five months as a service provider to TTE pursuant to certain contractual arrangements. In September 2005, the sales and marketing services provided ceased, and the contractual arrangements for providing sub-contract manufacturing services were re-negotiated.

Our results for 2006 were impacted by the loss arising from the disposal of 10% of the share capital of TCL Multimedia, the write-down of our residual stake in TCL Multimedia to the market price at December 31, 2006 and the costs relating to the amendment of various agreements with TTE and TCL Multimedia. A total of €156 million of costs and charges were recorded in finance costs and share of losses from associates in connection with our interest in TCL Multimedia, including a charge of €70 million, which was accounted for in other financial expenses under finance costs, and a charge of €86 million recorded as a loss from associates. Our Non-Core operations business results also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements between Thomson and TTE, bringing Thomson’s aggregate charges related to TCL Multimedia and TTE to €181 million in 2006.

2006 FORM 20-F - THOMSON GROUP - 8

Back to contents

	At or for the years ended December 31,
	2006(1)	2006	2005	2004
	US $ millions	€ millions	€ millions	€ millions
	except number of shares and per share data
INCOME STATEMENT DATA
Amounts in accordance with IFRS
Revenues from continuing operations	7,959	5,854	5,591	5,980
Profit (loss) from continuing operations before tax and net finance costs	651	479	390	463
Income Tax	-	-	(68)	(93)
Net finance costs (2)	(272)	(200)	(42)	(28)
Profit from continuing operations (3)	262	193	198	322
Profit (loss) from discontinued operations (3)	(188)	(138)	(771)	(883)
Net income (loss) (3)	75	55	(573)	(561)
Earnings per Ordinary Share
Weighted average number of shares outstanding – basic net of treasury stock (4)	261,188,858	261,188,858	266,539,917	273,646,869
Earnings per share from continuing operations attributable to the equity holders of the Group
Basic	0.91	0.67	0.74	1.18
Diluted (5)	0.86	0.63	0.42	1.11
Total earnings per share attributable to the equity holders of the Group
Basic	0.19	0.14	(2.15)	(2.05)
Diluted (5)	0.20	0.15	(2.20)	(1.85)
BALANCE SHEET DATA
Amounts in accordance with IFRS
Total non-current assets	6,144	4,519	5,072	4,142
Total current assets (excluding cash, cash equivalents and marketable securities)	3,111	2,288	2,785	2,507
Cash, cash equivalents and marketable securities	1,782	1,311	1,003	1,906
Total assets	11,037	8,118	8,860	8,555
Total non-current liabilities	3,152	2,318	2,251	2,603
Total current liabilities	5,005	3,681	4,393	3,459
Shareholders’ equity	2,871	2,112	2,209	2,475
Minority interests	9	7	7	18
Total liabilities, shareholders’ equity and minority interests	11,037	8,118	8,860	8,555
DIVIDENDS
Dividends per share	0.45	0.33(6)	0.30	0.285

(1)

Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of $1.3596, the noon buying rate in New York for cable transfers certified by the Federal Reserve Bank of New York for customs purposes on April 20, 2007.

(2)

Comprises “Interest expense” and “Other financial income (expense)”. See Note 10 to our consolidated financial statements for more information.

(3)

Results for 2006, 2005 and 2004 are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from results from continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported revenues and profit from continuing operations before tax and net finance costs for Thomson for 2005 amounted to €5,691 million and €382 million, respectively, of which €100 million of revenue and a loss of €8 million, respectively, were derived from activities since treated as discontinued (principally parts of the AVA businesses).

(4)

The decrease for 2005 and 2006 compared to 2004 is due to the treasury shares acquired in 2005.

(5)

See Note 32 to our consolidated financial statements for more information on the dilutive instruments affecting earnings per share on a diluted basis.

(6)

On February 13, 2007, the Board of Directors decided to propose to the shareholders’ meeting to be held on May 15, 2007 a distribution of 33 cents of euro per share with respect to fiscal year 2006 to be charged to a share premium account (compte de prime d’émission) within shareholders’ equity. For more information, see Item 8: “Financial Information—Dividends”.

2006 FORM 20-F - THOMSON GROUP - 9

Back to contents

The following table presents selected financial data for the five-year period ended December 31, 2006, prepared in accordance with U.S. GAAP. (*)

	At or for the years ended December 31,
	2006 (1)	2006	2005	2004	2003 (2)	2002 (2)
	US $ millions	€ millions	€ millions	€ millions	€ millions	€ millions
	except per share data
Revenues from continuing operations	7,959	5,854	5,581	5,972	8,443	10,189
Profit from continuing operations before tax and net finance costs (3) (6)	332	244	289	405	n/a (6)	n/a (6)
Profit (loss) from continuing operations (3)	(75)	(55)	98	211	(43)	351
Loss from discontinued operations (3)	(196)	(144)	(819)	(863)	(3)	–
Profit (loss) before change in accounting principle (3)	(271)	(199)	(721)	(652)	(46)	351
Change in accounting principle (4)	–	–	–	(43)	–	–
Net income (3)	(271)	(199)	(721)	(695)	(46)	351
Basic earnings per share
Income from continuing operations	(0.29)	(0.21)	0.37	0.77	(0.16)	1.26
Income from discontinued operations	(0.75)	(0.55)	(3.07)	(3.15)	(0.01)	–
Income before change in accounting principle	(1.03)	(0.76)	(2.70)	(2.38)	–	–
Change in accounting principle	–	–	–	(0.16)	–	–
Net income	(1.03)	(0.76)	(2.70)	(2.54)	(0.17)	1.26
Diluted earnings per share
Income from continuing operations	(0.29)	(0.21)	0.09	0.65	(0.16)	1.21
Income from discontinued operations	(0.75)	(0.55)	(2.79)	(2.89)	(0.01)	–
Income before change in accounting principle	(1.03)	(0.76)	(2.70)	(2.24)	–	–
Change in accounting principle	–	–	–	(0.14)	–	–
Net income	(1.03)	(0.76)	(2.70)	(2.38)	(0.17)	1.21
Shareholders’ equity	1,996	1,468	1,771	2,492	3,433	3,859
Total assets (5)	10,836	7,970	8,624	8,454	9,432	9,889
Long-term debt (5)	2,582	1,899	1,368	1,591	1,865	1,432

(1)

Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of $1.3596 = €1.00, the noon buying rate in New York for cable transfers certified by the Federal Reserve Bank of New York for customs purposes on April 20, 2007.

(2)

The figures presented above for 2002 and 2003 have not been restated for comparative information pursuant to the application of FAS 144 “Accounting for the impairment or Disposal of Long-lived assets.” As the effect of discontinued operations is shown in the year in which the reclassification has been made, previous years’ information is not restated in this table.

(3)

Attributable to controlling interests.

(4)

In accordance with the transitional provision of FIN46 Revised “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletins #51”, we have recognized an additional charge for the first-time consolidation of two special purpose entities of €43 million, representing the cumulative effect of the change in accounting principles that is shown in our consolidated income statement under the caption “change in accounting principle”.

(5)

Unaudited figures for 2003 and 2002.

(6)

This line item has been calculated under U.S. GAAP with effect from 2004. Figures for 2002 and 2003 are not available.

(*)

Except for the use of pro-rata consolidation method as explained in Note 40.

B. Exchange Rate Information

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

2006 FORM 20-F - THOMSON GROUP - 10

Back to contents

The following table shows the euro/U.S. dollar exchange rate for the periods presented based on the Noon Buying Rate. We do not make any representations that euro could have been converted into dollars at the rates shown or at any other rate.

Month	Period End	Average Rate(1)	High	Low
	€ / U.S.$
March 2007	1.3374	1.3246	1.3374	1.3094
February 2007	1.3230	1.3078	1.3246	1.2933
January 2007	1.2998	1.2987	1.3286	1.2906
December 2006	1.3197	1.3205	1.3327	1.3073
November 2006	1.3261	1.2888	1.3261	1.2705
October 2006	1.2773	1.2617	1.2773	1.2502
(1) The average of the Noon Buying Rates for euro on the business days of each month during the relevant period. Source: Federal Reserve Bank of New York.

Year	Period End	Average Rate(1)	High	Low
	€ / U.S.$
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.35	1.25	1.36	1.18
2003	1.26	1.14	1.26	1.04
2002	1.05	0.95	1.05	0.85
(1) The average of the Noon Buying Rates for euro on the last business day of each month during the relevant period. Source: Federal Reserve Bank of New York.

The euro/U.S. dollar exchange rate for April 20, 2007 was €1.00= U.S.$1.3596 based on the Noon Buying Rate on that date.

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

Our businesses operate in, and our strategy is to be a preferred partner of, the Media & Entertainment (“M&E”) industries, which is a concentrated market. The Group’s client base is therefore similarly concentrated. In addition to this industry concentration, relationships have historically played an important role in the M&E industries we serve. As a result of the combination of these factors, several of our businesses depend on a number of major customers and our long-term relationships and contractual arrangements with them. For example, our Film Services and DVD Services activities, the largest contributors to the net sales of our Services division, currently rely on our relationships with a number of major motion picture studios. We generally negotiate exclusive, long-term contracts with these studios. Our top five studio customers accounted for 57% of the revenues of our Services division and 24% of our reported consolidated 2006 revenues. In the Access Products activity within our Systems division, a large proportion of our revenue is derived from various broadcasters, including DIRECTV, occasionally under long-term contractual arrangements. Our top five customers in the Systems division accounted for 40% of the reported 2006 revenues of the division and 18% of our total reported consolidated 2006 revenues; for example we have an important long-term contract with DIRECTV which accounted for a significant proportion of these revenues. Our technology licensing business is dependent upon our relationships with a relatively limited number of consumer products manufacturers, to whom we license both new and mature technologies. Licensing agreements typically have a duration of five years, and our top ten licensees accounted for approximately 68% of our total licensing revenues in 2006. Overall, our ten largest customers accounted for 42% of our total 2006 revenues (including for these purposes only the revenues generated by discontinued and held-for-sale businesses). If we fail to maintain these relationships, these customers may reduce or cease purchases and use of our products, services and technologies, which could adversely affect our businesses, results and prospects.

2006 FORM 20-F - THOMSON GROUP - 11

Back to contents

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

Our revenue stream, its timing and our profit depend in large part on our customers’ business plans and investment decisions for certain products and services, which in turn may depend on the often changing and unpredictable preferences of the public. If our customers do not commit resources to products and services supplied by us and if the public does not demand or prefer our customers’ products or services, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

Our revenue stream, its timing and our profit depend on our customers’ business plans and investment decisions in certain products and services. For example, the customers of our Access Products activity in the Services division may determine the rate and timing of service roll-outs and associated products (such as set-top boxes or dual/triple-play gateways) differently than we anticipate. In the DVD and Film markets, new formats and major film releases may shift from quarter to quarter affecting the revenue stream and revenue recognition of our DVD Services and Film Services units. These types of situations occur primarily because we have no control over our customers’ business plans and investment decisions, which in turn depend largely on the often changing and unpredictable preferences of the public, which characterizes M&E industries. Feature film, television and other video and entertainment content production are inherently speculative businesses since the revenues derived from the production of such content depend primarily upon its expected and actual acceptance by the public, which is difficult to predict. The market for such content is highly competitive and competing products are often released into the marketplace at the same time. In addition, our businesses may be affected by shifts in public preferences of the medium over which this content is delivered. If the public does not prefer our customers’ content or their method of content delivery over those of our customers’ competitors, to whom we do not supply, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

The success of our strategy depends in large part on our ability to adapt to new or changing market trends and to develop and deliver on a timely basis innovative technologies, products and services for these industries in general and, in particular, for developing market segments such as electronic content management and distribution and Internet Protocol (IP) devices and solutions. If we fail to do so, our financial results may suffer.

The markets for our products, services and technologies are characterized by rapid change and technological evolution. We will need to expend considerable resources on research and development in the future in order to continue to design and deliver innovative products, services and technologies for the M&E industries, including technologies that we may license to manufacturers and other third parties and the new businesses in our Technology division focused on silicon and software solutions. Despite our efforts, we may not be able to develop and effectively market new products, services and technologies that adequately or competitively address the needs of the changing marketplace. New products, services and technologies can be subject to delays in development and may fail to operate as intended. There is no proven market for some of the advanced products, services and technologies that our businesses have begun to offer and have under development. There may be no or limited market acceptance of new products, services or technologies which we may offer, or significant competitive products, services or technologies may be successfully developed by others.

2006 FORM 20-F - THOMSON GROUP - 12

Back to contents

We expect that the future growth of our revenue will depend, in part, upon the growth of, and our successful participation in, new or evolving markets in the M&E industries. We have based our strategy on our vision of how the M&E industries may develop by 2010, including such significant long-term economic drivers as the following: some consolidation will occur in the M&E industries, while significant M&E groups and markets will emerge in Asia, particularly China; our M&E clients will have outsourced many of their activities; China and India will have become mainstream M&E markets; the transition to High Definition (HD) will be complete; mobile video will be pervasive; intellectual property will remain a key differentiator and significant source of direct and indirect revenues; security technologies and services to combat piracy will have been implemented; China will have become a technology standards-setter; electronic delivery of content into the home will have emerged; consumers will continue to buy pre-recorded content at retail, but will also be purchasing or renting content (events, etc.) directly from home; in addition to film print, digital delivery of movies to cinemas will have developed; network operators will have largely switched to IP technologies; all networks will have “triple play” offerings; “connected products” will be ubiquitous inside and outside the home; and home networking will have been implemented. There is a risk this vision may be incorrect and the media and entertainment market may evolve differently and present different characteristics in the future. Should this risk materialize, our business could be adversely affected and our financial results could suffer.

We may have identified economic drivers which may not develop or may develop at a slower pace than we expect. We may also not identify new or changing market trends at an early enough stage to capitalize on market opportunities. At times such changes can be substantial, such as the shift over the last few years from VHS tapes to DVDs for consumer playback of movies in homes and elsewhere, and the possible shift over time from the use of physical media for distribution of video content to electronic distribution. Our growth and the success of our strategy depends to a great extent on our ability to develop and deliver innovative products, services and technologies that are widely adopted in response to changes in the M&E industry and that are compatible with the products, services or technologies introduced by other entertainment industry participants. If we fail to correctly and timely identify and assess such economic drivers and new or changing market trends or to develop and deliver such products, services and technologies, we may fail to achieve growth and our financial results may suffer.

The success of our strategy depends in large part on events, conditions and trends in the M&E industries. If these industries fail to grow at the pace we project or are affected by other events, conditions or trends, our growth and business prospects may be limited, and our financial results may suffer. For example, events, conditions and trends in the motion picture industry, such as piracy of film and video content, may adversely affect our customers’ businesses and decrease their demand for our content management and distribution services, which could adversely affect our financial results.

The ultimate success of our strategy depends in large part on events, conditions and trends in the M&E industries, which are outside our control. Changes in the business practices, consumer demands and other industry-wide factors in the M&E industries, whether due to regulatory, technological or other developments, could adversely affect demand for our products, services and technologies.

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

In addition, our ability to further penetrate the M&E industries may be limited, particularly for our Film and DVD Services and set-top box activities, because of the widespread use of our current products, services and technologies by major industry players in these concentrated markets. This may exacerbate our dependence for future revenue growth upon growth and other events and conditions in these industries.

2006 FORM 20-F - THOMSON GROUP - 13

Back to contents

If the M&E industries fail to grow at the pace we project or are affected by other events, conditions or trends (such as or different from those described above), our growth and business prospects may be limited, and our financial results may suffer.

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

The markets in which we operate are undergoing a technological evolution resulting from the increasing use of digital technology and an increasing overlap among video, voice and data services. Technological advances and new product and service introductions may render obsolete or significantly reduce the value of previously existing technologies, services, products and inventories. This could have a material adverse effect on our ability to sell these products and services or to make a profit from these sales. For example, the emergence of digital technology has had this effect on many products or services based on older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents and revenues from licensing programs. Also, within the physical digital formats, any technological shift could have an adverse effect on our ability to produce and sell such products, like DVD disks, to provide services based on digital technologies, or to make a profit from these sales. For example, we witnessed in recent years a radical shift toward DVD disks and away from VHS cassettes and more recently some slowing in the growth rate for DVD sales volumes. Further, advances in technologies for downloading content from the Internet such as video-on-demand and similar or other technologies, which Thomson is also active in developing, may significantly reduce the demand for our DVD products or otherwise negatively affect our business.

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

The success of our strategy depends on our ability to expand our products and services offering, technologies portfolio and geographic coverage, particularly in Asia, to broaden our client base in the M&E industries. We seek to accomplish this objective through, among other strategies, long-term partnerships and selective acquisitions. The process of integrating an acquired company, business or technology, may create unforeseen difficulties and expenditures. The areas where may face risks include: retaining employees from businesses we acquire, cultural challenges associated with integrating employees from acquired businesses into our organization, unanticipated or unknown liabilities relating to acquired businesses, the quality of the assets we sought to acquire and the validity of any acquired patents. As a result of these acquisitions, we may also face an increase in our debt and interest expense. In addition, we face risks associated with acquisitions or partnerships or joint ventures, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers. We also encounter increasing risks in connection with the protection of our intellectual property rights. Acquisitions, partnerships and joint ventures involve other risks and difficulties, such as delays in implementation, unexpected costs or liabilities, or not realizing operating benefits or synergies from completed transactions. Further, in certain partnerships or joint ventures, important business decisions may be made without our approval, or disagreements, disputes or deadlock may arise among the partners, which may have adverse effects on the related partnership or joint venture, or our interests in connection therewith. Those and other risks or potential difficulties inherent in acquisitions, partnerships and joint ventures may adversely affect our results, financial condition or prospects.

2006 FORM 20-F - THOMSON GROUP - 14

Back to contents

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

Moreover, we manage our inventory on a just-in-time basis, which expose us to performance risks of our suppliers as well as to certain force majeure risks. As a result, in addition to delays on other performance failures of our suppliers, our operations may be disrupted by external factors beyond our control, including acts of God (e.g., natural disasters, environment and health conditions or calamities), labor disputes or strikes, civil disturbances, war, terrorism, or delay or failure in performance by our suppliers or transporters. Depending on the severity and duration of the disruption, our results of operations could be adversely affected.

The licensing of patents constitutes a significant source of revenue and profits for us. If sales by our licensees of products incorporating our technologies decline or if we are unable to replace expiring patents with new patents or proprietary technologies, our financial results could suffer.

We derive significant profit from the licensing of our various technologies to product manufacturers. We have derived a significant portion of our operating income from our technology licensing business over the last few years. Our top ten licensees account for approximately 68% of our total licensing revenues in 2006. Our licensing revenue is dependent on sales by our licensees of products that incorporate our technologies. We cannot control these and other manufacturers’ product development or commercialization efforts or predict their success. In addition, our license agreements, which typically require manufacturers and software developers to pay us a specified royalty for every product shipped that incorporates our technologies, do not require these manufacturers to include our technologies in any specific number or percentage of units, and only a few of these agreements guarantee us a minimum aggregate licensing fee. Accordingly, if our licensees sell fewer products incorporating our technologies, or otherwise face significant economic difficulties, our licensing revenue and profits will decline. Lower sales of products incorporating our technologies could occur for a number of reasons. Changes in consumer tastes or trends, changes in industry standards or potential weaknesses inherent in the technologies we license may affect our licensing revenue. Demand for new video products incorporating our technologies could also be adversely affected by increasing market saturation, competing products and alternate consumer entertainment options. In addition, our main licensees, for whatever reason, may not choose to or may not be able to incorporate our technologies in the future, which could in turn adversely affect our financial results.

2006 FORM 20-F - THOMSON GROUP - 15

Back to contents

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

In addition, standards-setting bodies may require the use of so-called “open standards,” meaning that the technologies necessary to meet those standards are freely available without the payment of a licensing fee or royalty. The use of open standards may reduce our opportunity to generate revenue, as open standards technologies are based upon non-proprietary technology platforms in which no one company maintains ownership over the dominant technologies.

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

2006 FORM 20-F - THOMSON GROUP - 16

Back to contents

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

We have completed major transactions in recent years to implement our repositioning strategy to disengage from our former television and Displays activities through outright disposals or through partnerships. In connection with these transactions, we now hold minority interests in companies that we do not control. The value of these interests may fluctuate, including as a result of events we do not control.

In 2004 and 2005, as part of our strategy to disengage from consumer electronics markets, we entered into agreements to dispose of our former television and Displays activities. In 2004, we entered into a Combination Agreement with TCL International and TCL to combine our television manufacturing and distribution assets into TTE, a private joint venture company. In August 2005, we exercised our option to convert our 33% holding in TTE into a 29.32% interest in TCL Multimedia (formerly TCL International), listed on the Hong Kong Stock Exchange, whose interest in TTE constitutes substantially all of its assets. We subsequently reduced our interest in TCL Multimedia to 19.32% through a sale of shares on November 3, 2006. Also in 2005, we disengaged from our Displays activity through a series of sales of our tube manufacturing operations to the Videocon Group. In connection with this disposal, we agreed to invest a total of €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, and which is listed on the Luxembourg Stock Exchange. As we are minority shareholders in these entities, important business decisions may be made without our approval. There is also a risk that disagreement or deadlock may arise among the shareholders of these entities resulting in decisions contrary to our interests. In addition, we are exposed to market risk as a result of these investments and, in the case of TCL Multimedia, in a company that operates in markets that we have identified as low margin or unprofitable. Therefore, if the share prices of TCL Multimedia or Videocon Industries decrease during the period in which we are shareholders, we may not be able to dispose of our interest at or above the price of our initial investment. This exposure to market risk is enhanced by the fact that we are subject to certain lock-ups and may not transfer our shares in Videocon Industries for specified periods of time, subject to certain exceptions. For more information on these transactions, see Item 4: “Information on the Company – Displays and CE Partnerships.”

2006 FORM 20-F - THOMSON GROUP - 17

Back to contents

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

Product defects or failures to deliver services as contracted which result in a large-scale product recall or successful product or service liability claims against us could result in significant costs or negatively impact our reputation. Changes in environmental legislation resulting in more burdensome recycling requirements could also result in significant costs. These developments could adversely affect our business results and financial condition.

We are sometimes exposed to warranty and product liability claims in cases of product performance issues and claims in cases of service performance issues. There can be no assurance that we will not experience material product or service liability losses arising from such claims in the future and that these will not have a negative impact on our reputation and our sales. We generally maintain insurance against many product and service liability risks and record warranty and other provisions in our accounts based on historical or expected defect rates, but there can be no assurance that this coverage and these warranty provisions will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us. In addition, some products that we sell, or have in the past sold, are subject to recycling requirements and are exposed to changes in environmental legislation affecting these requirements in various jurisdictions. A successful claim that exceeds our available insurance coverage or a product recall or more burdensome product recycling requirements than currently in effect could have a material adverse impact on our financial condition and results of operations.

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

2006 FORM 20-F - THOMSON GROUP - 18

Back to contents

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

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors’ views of us.

We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have invested significantly in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments, as well as their own assessment of our internal controls over financial reporting as included herein at Item 15: “Controls and Procedures” and on page F-4 of our consolidated financial statements, respectively. In future periods, we may identify material weaknesses or significant deficiencies in our internal controls over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or are otherwise perfectible, or that we are unable to produce accurate financial statements, may adversely affect our stock price.

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

2006 FORM 20-F - THOMSON GROUP - 19

Back to contents

Item 4 Information on the Company

A. History and Development of the Company

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

Fiscal year: January 1 to December 31.

Thomson provides technology, systems & equipment and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to build on its position as a preferred partner to the Media & Entertainment industries through its Technicolor®, Grass Valley®, RCA® and THOMSON® brands.

In fiscal year 2006, we generated net sales of approximately €5,854 million (excluding operations treated as discontinued operations), of which €5,720 million was generated by our core Services, Systems and Technology divisions. At December 31, 2006, the Group had approximately 30,000 employees in more than thirty countries.

Historical Background

Thomson and other major brands in the Group, such as RCA® and Technicolor®, have a long history in the development of technologies for the broadcast of radio and television, as well as for the colorization and processing of cinema film content. These technologies remain important for the Group today. Historically, Thomson’s activities and clients had been focused on consumer electronics products and on the manufacturing and assembling of components.

At the end of 2000, the Group started to position itself within the Media & Entertainment (“M&E”) markets to benefit from its technological expertise as these target markets evolved. As part of this transformation strategy, the Group made several acquisitions including Technicolor®, Philips’ professional broadcast business and Grass Valley®. In addition, the Group began to dispose of the consumer electronics finished goods and components businesses that generated the bulk of its revenues prior to 2000. The Group’s former Consumer Products and Components divisions were thus reshaped in 2004 and 2005 with the disposition of substantially all of our television businesses (which were deconsolidated from August 1, 2004) in return for a 33% interest in TTE, which was subsequently converted in August 2005 into a 29% interest in TCL Multimedia, TTE’s parent company, and reduced to 19.32% in 2006, and the disposition of the bulk of our displays activity, comprising our television tubes and related components business (referred to herein as the “Displays activity”) by way of two transactions covering the bulk of our tubes and glass operations with members of the Videocon Group of companies (“Videocon”) and the transfer of our Videoglass glass manufacturing operations based at Bagneaux-sur-Loing to the Spanish group, Rioglass.

2006 FORM 20-F - THOMSON GROUP - 20

Back to contents

Thomson’s transformation continued over the period from mid-2004 to 2006. Thomson announced on October 21, 2004 five strategic priorities, which were defined based on its vision of how the M&E industries may evolve between then and 2010. For a more detailed discussion of this vision, please refer to Item 5: “Operating and Financial Review and Prospects—Overview—Key Economic Drivers.” These strategic priorities were to:

1.

broaden our offering to existing M&E clients and expand our M&E client base, including in Asia;

2.

focus on video technologies;

3.

seize growth opportunities in electronic content management and distribution;

4.

lead in IP-Devices and Solutions; and

5.

actively seek partnerships in Displays.

On November 30, 2004, Thomson announced a Two-Year Plan approved by Thomson’s Board of Directors, which set forth a framework to implement these strategic priorities over 2005 and 2006. In line with these strategic priorities, Thomson invested during this period in key growth businesses, namely Network Services, Content Services, Access Products for telecom operators and our Broadcast & Networks businesses (Grass Valley and Network Software). The Two-Year Plan has now been successfully completed.

The transformation of our business has been accompanied by a significant shift in our capital structure. Eight years ago, Thomson (formerly Thomson Multimedia and prior to that, Thomson Consumer Electronics) was indirectly wholly-owned by the French State. Following a series of transactions in our share capital in the period 1998-2003, the French State’s indirect interest in Thomson was reduced and, as of March 1, 2007, amounted to approximately 1.92% of our share capital. Our investor base developed further in 2004, most notably with the strategic investment by Silver Lake Partners LLP (“Silver Lake”) in a convertible/exchangeable bond (which, based on our current issued share capital, would convert into 8.6% of our share capital diluted to take into account the conversion of the bonds). At March 31, 2007, the public owned approximately 90.44% of the share capital of Thomson; Thomson held approximately 4.62% of the share capital in the form of treasury shares; and we estimate that our employees and former employees owned approximately 2.4%. For more details on our share capital, please refer to Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital.”

Our Organization

Services (42.5% of reported 2006 Group net revenues): This division offers end-to-end management of services for our customers in the Media & Entertainment industries. We offer services related to the preparation and distribution of video content, whether in the form of physical media (principally analog film or DVD) or electronic media (e.g., Digital Cinema, Video-on-Demand). We also provide network services to broadcasters, retailers, cinema exhibitors and other enterprises or network operators that aim to provide audiences/customers with video content. Thomson is the world leader in video content preparation for content owners/creators under the Technicolor® trademark. We describe the activities in this division in more detail below under the following headings:

•

Physical media: Film services and DVD services;

•

Content services;

•

Network services; and

•

Electronic distribution services.

Systems (45.9% of reported 2006 Group net revenues): This division plays a key role at both ends of the Media & Entertainment distribution chain, interfacing with content makers through the provision of video-focused systems and equipment such as television broadcast cameras and outside broadcast vans, on one end of the chain, and with network operators, retailers and end-consumers through sales of equipment such as set-top boxes and advanced service gateways, at the other end. The activities of this division are described in more detail below under the headings:

•

Broadcast & Networks – comprising the Grass Valley business supplying broadcast and network systems and equipment and the Network Software business, which is being developed around the Cirpack softswitch business acquired in March 2005 and the SmartVision software business acquired in December 2005 as part of the acquisition of TBM; and

•

Access Products – supplying access products, principally to satellite and cable network operators and to telecom operators and selling telephony products through retail channels.

2006 FORM 20-F - THOMSON GROUP - 21

Back to contents

Technology (9.3% of reported 2006 Group net revenues): This division includes the following activities:

•

Corporate research;

•

Licensing of patents and trademarks;

•

Silicon Solutions: Integrated Circuit (“IC”) design, tuners, and remotes; and

•

Software & Technology Solutions: video and audio security solutions, and other technologies.

We also have a fourth non-core segment, known as Displays & CE Partnerships, which in 2005 and 2006 was responsible for managing our consumer electronics (CE) relationships, in particular with TTE and its parent company, TCL Multimedia, including our role as the sales and marketing agent for TTE in North America and Europe until the second half of 2005 and as a sub-contract manufacturing services provider to TTE. In November 2006, we reduced our interest in TCL Multimedia from 29.32% to 19.32%, following the renegotiation of various agreements with TCL Multimedia and TTE and the release of the lock-up on Thomson’s stake in TCL Multimedia. At the end of 2006, the Displays & CE Partnerships segment comprises principally our sub-contract manufacturing operations for TVs situated at Angers, France and for displays components (cathodes, heaters and metal parts for cathode ray tubes) and decoders situated at Genlis, France (for more information, please refer to “—Business Overview—Displays & CE Partnerships”). We refer herein to the business within Displays & CE Partnerships as our “Non-Core operations”.

During 2005, we completed the disposal of the vast majority of our Displays activity, by way of two transactions covering the bulk of our tubes and glass operations with members of the Videocon Group of companies (“Videocon”) and the transfer of our Videoglass glass manufacturing operations based at Bagneaux-sur-Loing to the Spanish group, Rioglass. As a result, the Displays activities disposed of were treated as discontinued operations in our financial results for each of the fiscal years ended December 31, 2004, 2005 and 2006. For further details on the discontinuation of our Displays activity and the transactions with Videocon, please refer to “—Business Overview—Discontinued Operations”.

In addition, on December 12, 2005, we announced our decision to seek partners for our businesses involving the sale of Audio/Video consumer electronics products and related Accessories (together, the “AVA businesses”). The AVA businesses are treated under IFRS as assets held-for-sale, and their results are included in discontinued operations. The disposal of the AVA businesses has progressed with the disposal of the North American Accessories business to Audiovox, which was announced on December 21, 2006 and completed on January 29, 2007. For more information on our discontinued operations for 2004-2006, refer to “—Business Overview—Discontinued Operations”. The AVA businesses had previously been grouped together with our telephony business within the Systems division under the name Connectivity. The telephony business has a much stronger fit with the Group’s business strategy and has been retained and developed within the Access Product businesses in our Systems division.

From 2005, we have also put additional focus on centralized “Business Operations”, which focuses on enhancing the efficiency of our operations and costs savings, particularly where we can gain economies of scale through centralized operations, such as sourcing and our Process Transformation Initiative (PTI) program, which are described in more detail below under “—Business Overview—Business Operations”. The costs associated with the Business Operations function are allocated to the appropriate division or treated as central overhead included in “Corporate” within our results by segment.

Strategy

The Group begins the 2007-2009 planning period strongly positioned in its core markets to serve the needs of the Media & Entertainment industries as they invest more in video as the key application in digital media. We have diverse and leading positions in the large markets of today, but, notably as a result of the investments made in 2004-2006, we believe we are also increasingly well positioned for the digital video and new media markets of the future. We also have broadened both our customer base, geographically and by type, and our offering of services, systems and technologies.

Thomson’s mission is to deliver high quality, cost-effective services, systems and technologies for a wide range of partners dealing with video content, from traditional video users such as film studios and broadcasters to emerging customer areas such as advertising and corporate users of video. We believe our value-added lies in our deep and long-standing knowledge of video, our proprietary technology and our expertise in open-standards based systems. This mission remains unchanged for the period 2007-2009, and our goal is to create clear leadership for Thomson in its chosen domain. The assumptions about the strategic medium-term evolution of our markets, which we set out in 2004, have proven largely valid and will inform our decisions as we seek to build and grow our business further (see Item 5: “Operating and Financial Review and Prospects”).

2006 FORM 20-F - THOMSON GROUP - 22

Back to contents

Our investments should accordingly continue to be focused on our key growth businesses: in the Services division, the electronic media activities within Content Services and Network Services; and within the Systems division, our Broadcast & Networks businesses (including Grass Valley and Network Software) and IP-based Access Products.

In addition, our significant investment in R&D will continue and, when combined with selective patent acquisitions, we expect this to maintain our strong intellectual property position, so that our Licensing business will remain a strong contributor to both the Technology division and to the Group as a whole.

These investments are expected to enable us to take advantage of the main growth drivers of the digital video industries, namely the accelerating adoption of high definition, mobile content, on-demand content, consumer-generated content, fixed-mobile convergence, triple-play devices, connected home networking, and internet-based and advertising-based content delivery.

Our growing businesses related to digital and electronic media account for an increasing proportion of our overall business, compared with the mature physical media businesses (DVD Services and Film Services). We believe the digital and electronic businesses have good growth prospects, which should allow the Group to grow overall, even if physical media markets prove to be stable to slightly declining over the period 2007-2009.

Our cash flow was robust and our balance sheet improved in 2006. With the costs of exiting our Non-Core businesses largely behind us, we target a modest further reduction of financial liabilities over 2007. Thereafter, cash is expected to become available for growing our cash returns to shareholders and/or for further investment in the business.

B. Business Overview

The table below sets forth the contribution to our consolidated net revenues for 2006, 2005 and 2004 in accordance with IFRS for each of our divisions (with the exception of discontinued operations).

The results of the bulk of our Displays activities and those of the AVA activities are treated as a net item within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004, and are therefore not reflected in our reported net sales. The substantial majority of the net revenues shown in the Displays & CE Partnerships segment in 2006 and 2005 are revenues of our residual non-core manufacturing and assembly operations, while 2004 also includes revenues from our TV business contributed to TTE (deconsolidated from August 1, 2004), which accounted for net sales of €845 million for the period then ended in 2004.

(in € millions, except percentages)	2006	% of total	2005	% of total	2004	% of total
Net revenues from continuing operations
Services	2,489	42.5%	2,487	44.5%	2,338	39.1%
Systems	2,684	45.9%	2,262	40.4%	2,054	34.3%
Technology	547	9.3%	546	9.8%	498	8.3%
Corporate	27	0.5%	40	0.7%	23	0.4%

Displays & CE Partnerships	107	1.8%	256	4.6%	1,067	17.8%
TOTAL	5,854	100.0%	5,591	100.0%	5,980	100.0%

2006 FORM 20-F - THOMSON GROUP - 23

Back to contents

Services

Our Services division generated consolidated net revenues of €2,489 million in 2006 (42.5% of the Group’s reported consolidated net revenues). The division offers end-to-end management of services for our customers in the M&E industries. We offer services related to the preparation and distribution of video content, whether in the form of physical media (principally analog film or DVD) or electronic media (e.g., digital cinema, video on demand). We also provide network services to broadcasters, retailers, cinema exhibitors and other enterprises and network operators that aim to provide audiences/customers with video content. The business of the Services division is described below under the following headings that correspond broadly to various stages in the preparation and subsequent distribution of video content, whether by content producers, distributors and broadcasters or emerging users of video: Content Services; Film Services and DVD Services (together referred to as “physical media” businesses); Electronic Distribution Services; and Network Services.

Content Services encompasses services which are provided in pre-production, during production and post-production, such as “on-set” and HD dailies services, visual effects (“VFX”), manipulation of digital intermediates (i.e., the digital manipulation of images and the data from which images are generated, including the correction of color, as part of the finishing process for theatrical (film) and broadcast (TV) content), subtitling, editing and creation of final masters for theatrical film and video release.

Our physical media services cover Film Services and DVD Services, including content preparation, planning, manufacturing and physical distribution services, storage (compression, archiving and indexing), digital media asset management (storage, manipulation, retrieval and streaming of video and audio content), asset rights management, anti-piracy/security solutions and technology consulting.

Network Services assembles video programming and/or manages distribution of video content through video networks to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide audiences/customers with video content. We are also developing our electronic distribution services in order to pursue opportunities that we expect to arise as the electronic distribution of content both to the cinema and to the home becomes more widespread.

The Services division operates in the growing worldwide market for the capture and manipulation/distribution of film and video content. The division seeks to extend the range and depth of its product and service offerings to its existing customers, by supplying them with solutions that integrate multiple services and functions enabling our customers to better commercialize their content, while developing new solutions to support their transition to digital technology and developing relationships with new important customers. This strategy builds on the Group’s strong existing position in this business segment, its very close relationships with its M&E clients and its strong capabilities in research and innovation.

Some segments of the M&E industries are increasingly concentrated, resulting in a number of key studio clients, concentrated geographically in the U.S. West Coast, accounting for a substantial proportion of our services business and revenues. We continue to diversify our offering to serve other groups of customers, such as broadcasters, advertisers, and retailers and other corporate users of video content.

Operating principally under the Technicolor® brand, we are a worldwide leader in the development and printing of film reels, in DVD services for content producers/owners, and one of the worldwide leaders in both Content Services, including post-production and visual effects, and the activities performed by our Network Services business.

Currently, our physical media activities still contribute the majority (around three-quarters) of the division’s revenues, in a declining proportion, however, compared to the previous year (over 82% in 2005). Although we expect these physical media activities to remain the largest contributors to the Services division for the next few years, we aim to continue to achieve significant growth in Content Services and Network Services as the transition of content to digital format and digital/electronic distribution continues to develop and the use of video content and video networks becomes more widespread. We also expect growth in the electronic distribution services we can offer to complement our DVD offering within home entertainment and further development in the field of digital cinema.

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

2006 FORM 20-F - THOMSON GROUP - 24

Back to contents

Over the last couple of years, we have expanded particularly in the Content Services and Network Services areas. In December 2004, we acquired The Moving Picture Company (“MPC”) specializing in VFX in Content Services. In 2005, we grew our Network Services business, both in broadcast playout services (e.g., services such as providing live studios, graphics, audio production and post-production and transmission play-out) building on the acquisition in November 2004 of Corinthian Television Facilities in the United Kingdom with the addition of VCF Thématiques in France in October 2005, as well as the acquisition in August 2005 of Premier Retail Network, the leader in in-store retail networks based in the United States to develop our retail media networks. We continued to grow the Network Services business in 2006 with the acquisition in January 2006 of the Electronic Data Systems network services contracts and teams (Convergent Media Systems), which reinforces our network installation, playout and maintenance capabilities. During 2006 we also entered into playout contracts with TV5 Monde and France 24, and in October 2006 we further expanded the business by acquiring the broadcasting facilities, contracts and resources managed by a subsidiary of Nederlands Omroepproduktie Bedrif, the state-owned entity which operates broadcast facilities in the Netherlands.

In many parts of our Services businesses, relationships with most major customers are covered by long-term contracts. In the physical media activities, these are usually three to five years and typically cover volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements for specific types of services, which include a fixed duration and specific terms depending on the particular geographical zone. Under the terms of certain of these contracts, we make advance payments at the commencement of the contractual relationships, which are reimbursed in line with manufactured volume over the duration of the contracts. For more information on these contracts, see Note 18 to our consolidated financial statements. Our key customers in 2006 in these businesses included major film studios such as Disney, Warner Bros., Universal Studios and Paramount/DreamWorks and, to a lesser extent, software and games publishers such as Microsoft and Electronic Arts. The Content Services activities also dealt with many of the same customers, but not under long-term contracts, as well as with many “independent” producers and production entities.

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

We believe that operational and technological synergies exist between the Services division and Thomson’s other divisions for the next generation of technologies for content distribution, including systems for electronic storage and distribution and technology relating to copy protection, digital rights management, media asset management and networking.

Content Services

We offer a comprehensive set of content creation, content completion and management services to M&E clients, in the theatrical (cinema), television and commercial/advertising segments. Through acquisitions over the last few years, most notably MPC in visual effects, we expect to continue to grow our support services to the commercial advertising creative and production communities. The range of services provided includes processing of daily film rushes and high definition digital dailies during filming, negative assembling, digital intermediate color-grading services, editing and the creation of masters including those used for theatrical film release, post-theatrical release services (including video/format mastering, compression, authoring and asset management), DVD replication, broadcast television (covering all global standards such as NTSC, PAL and High Definition) or for other forms of electronic distribution. We continue to expand our digital media asset management capabilities and roll-out our global digital network to ensure rapid and secure roll-out of content.

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

2006 FORM 20-F - THOMSON GROUP - 25

Back to contents

In the area of content security, we have developed innovative solutions, which have been adopted by content creators. For example, we developed in 2003 an infrastructure permitting the identification and tracking of advance screening copies of films for Academy Awards™ nominations in the United States. Thomson also developed hologram and other copy protection supports for Microsoft game content.

Technicolor recently launched a new state-of-the-art digital intermediate facility at the Sony Studios in Culver City, California. The facility, Technicolor’s first “studio-based” operation, will allow for expanded growth of digital intermediate, dailies and feature mastering service offerings to filmmakers on the Westside of Los Angeles. Technicolor is also working closely with MPC to expand its VFX capabilities to productions based in North America, with limited VFX activities in Toronto, Canada and Burbank, California.

The content services market is fragmented with significant elements still being handled internally by some major studios. The market is, however, now beginning to consolidate in some areas with increasing proportions of particular services being outsourced by the studios to multiple suppliers who can meet their technical and service requirements. Thomson has grown its share of the content services market and over the last few years has significantly enlarged its global service offerings and expertise with a view to benefiting from the growth of this fragmented market. Our main competitors for Content Services include Ascent Media, based in the United States, and in some areas Deluxe. In the fragmented market for visual effects, ILM is a major competitor.

Film Services

After the process of creating and preparing the content is complete, we offer bulk-printing services for the release of a film to cinemas. A major studio worldwide release today can require in excess of 10,000 copies of a film to be printed and delivered to cinemas for simultaneous release. Increasingly, releases are occurring simultaneously worldwide, which requires processing film prints on a large scale and in close coordination with the creative processes to handle multiple language versions in a fast and efficient manner. Through six main facilities in North America, Europe and Asia, the Group processed 5.0 billion feet of film in 2006, compared to 5.3 billion feet in 2005.

In 2006, we increasingly focused our release printing operations on the facilities in Mirabel (Canada) and Rome (Italy). Our Mirabel film processing facility located near Montreal, Canada, handles about 58% of the Group’s North American requirements (compared to 55% in 2005). The largest cost in this business is the cost of purchasing film reel, for which Kodak is a major supplier.

We also provide logistical support in North America, delivering prints and studio marketing materials to cinemas. We continue to pursue opportunities to expand these logistical service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content. Our main competitor in this business is Deluxe, which was sold by the Rank Group plc in January 2006 to MacAndrews & Forbes.

We are also active in the initial phases of rolling out digital cinema beta-tests for exhibitor clients, particularly in the United States, as described below under “—Electronic Distribution Services”.

DVD Services

We provide end-to-end packaged media services to content owners. We prepare content and manufacture and distribute DVDs, video and game DVDs and CDs from 21 locations across North America, Europe and Australia. We provide a turnkey integrated solution for video and games content producers that spans mastering, manufacturing, packaging and distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. In recent years, we continued to expand distribution services in Continental Europe including Spain (2004), Scandinavia (2004) and France (2004), to augment existing distribution infrastructures based in the United Kingdom, Holland and Italy. To support this pan-European distribution network, an information services platform (ESCO) was implemented in 2004. This network provides end-to-end supply chain services for our clients.

2006 FORM 20-F - THOMSON GROUP - 26

Back to contents

In 2006, the Group replicated 1.44 billion DVD discs and continued to increase utilization of its lower-cost production facilities located in Guadalajara, Mexico and Piaseczno, Poland. Packaging and distribution in the United States is supported by a multi-region/multi-site facility platform with a concentration of such activities based in our Memphis, Tennessee facility. We have continued to pursue this consolidation in 2006, as volume growth in the packaged media market has slowed and this consolidation will be continued in 2007 with the rationalization of our DVD manufacturing facilities in Europe and North America from six to two, focusing our replication activities on our low-cost facilities in Mexico and Poland. The gross cash costs of this consolidation are estimated at around €65 million in 2007.

In December 2006, Thomson had annual capacity to produce 1.8 billion DVDs supported by 5.1 million square feet of dedicated distribution space.

DVD Services positioned itself for the retail launches of both HD DVD and Blu-ray in 2006. DVD Services produced U.S. retail discs for the HD DVD, the hybrid dual-layer HD DVD/DVD “combo” and Blu-ray formats during 2006, with increasing output throughout the year. More than 2.5 million discs from over 200 titles were produced in 2006 between the two combined high definition formats. Thomson remains prepared to support both high definition disc formats in 2007 based on its strong technical capability and existing infrastructure of optical disc service offerings.

We believe we continue to be the largest independent DVD replicator in the world based on volumes. Our largest competitor is Cinram. Our main customers include Disney, Universal Studios, Paramount/DreamWorks and Microsoft.

Electronic Distribution Services

We are actively pursuing opportunities that we expect to arise as the electronic distribution of content becomes more widespread. The scale of our operations in this area is currently limited, but we are focusing on developing services we can offer to complement our DVD offering as electronic distribution becomes more widespread.

We also manage the SkyArc digital advertising network for exhibitors/cinemas which are customers of our Screenvision joint venture, as described below under “—Cinema Advertising (Screenvision)” and are also active in the initial stages of the roll-out of digital cinema under the Technicolor Digital Cinema (“TDC”) brand. In November 2005, we entered into digital cinema usage agreements with certain major Hollywood studios, including DreamWorks, Sony Pictures, Universal Pictures and WarnerBros. Under the agreements, each of the studios has agreed to distribute content digitally throughout North America and pay “virtual print” fees for screens equipped with TDC systems. During 2006 we have installed a limited number of screens for various exhibitors in North America, including Mann, National Amusements and Pacific Theatres for beta testing. We also entered into an agreement for the initial deployment of digital cinema screens for the Kinepolis cinemas in Belgium.

Network Services

We provide network services to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide their audiences/customers with video content. We assemble video programming and/or manage distribution through video networks on behalf of these customers. In their activities, our customers may rely on us to optimize their cost structure (paying us a fee for an outsourced service) and/or develop their revenue (through an advertising-based model).

Our Network Services operations comprise broadcast, Retail Media Networks and cinema advertising activities. The demand for the former is principally driven by the trend towards outsourcing broadcast playout, while the latter two are driven principally by the increase in out-of-home advertising. Our expertise in designing and managing digital centres is one of the key skills underpinning these activities. We also have significant expertise in network installation and maintenance following our acquisition in January 2006 of Convergent Media Systems, which reinforced our capabilities in these areas and added to our broadcast playout activities. We plan to continue to expand our Network Services capabilities significantly over the next few years.

Broadcast

Within Network Services, our broadcast activity assembles programming and manages the playout of video content for broadcasters through playout facilities. Revenues are generally earned in accordance with fees specified in contracts with our customers.

During 2003, in partnership with Disney, we designed and built a broadcast playout facility for Disney Channel Japan, which we manage on behalf of Disney. In 2004, we acquired the U.K.-based Corinthian Television Facilities, one of Europe’s leading independent broadcast playout facilities, which handles the playout of Disney’s channels in many of the European and Middle Eastern markets. In 2005 we expanded the technological capability of this facility with the construction of a multi-channel playout suite, which provides enhanced functionality (e.g., high definition, or “HD”), improved channel launch times and operational efficiencies. This gives us the opportunity to add further customers/channels to this facility. VCF, which provides playout services to many of the French broadcasters (including Multithématiques and Canal Plus), was acquired in October 2005. Also in October 2005, Thomson was awarded the contract to design, build and operate the new playout facility for TV5 Monde in France, which was completed and went on air in June 2006. France 24 was successfully launched in December 2006, with French & English language IPTV news services. In October 2006, we announced an agreement to expand the business further by taking over broadcasting facilities, contracts and resources managed by a subsidiary of Nederlands Omroepproduktie Bedrif, the state-owned entity which operates broadcast facilities in the Netherlands. In December 2006, we were awarded a long-term contract for the transmission business of ITV, one of the main commercial broadcasters in the United Kingdom, starting in January 2007. We plan to continue to grow our core playout and related content preparation businesses, as well as developing new complementary services including digitization projects and distribution management projects jointly with other service providers in the Group. In the very fragmented market of outsourced broadcast playout, our main competitor is Ascent.

2006 FORM 20-F - THOMSON GROUP - 27

Back to contents

Retail Media Networks

In August 2005, we expanded our Network Services activities into retail media networks through the acquisition of Premier Retail Network (PRN), the U.S. leader in the fast-growing market of out-of-home video advertising networks in retail outlets. Based in San Francisco, California, PRN manages in-store television networks in over 6,000 locations across leading retailers mainly in the United States, most notably in WalMart and also in Sam’s Club, Costco, Albertsons, Best Buy and Circuit City. PRN offers a comprehensive range of services including installation and management of electronic media infrastructure, conversion and preparation of electronic video content, video content aggregation, including media sales and management of thousands of playlists. According to Frost & Sullivan, PRN is the U.S. leader based on value in the fast-growing market of out-of-home video advertising networks in retail outlets reaching over 200 million viewers every month. Main advertising competitors are television and cable networks and other media outlets.

We intend to expand this business both within and outside of the United States. We started deploying an in-store television network in Carrefour hypermarkets in Poland towards the end of 2006, and pursuing opportunities in Europe and Asia, with promising leads in China where we launched in December 2006 a collaborative project with CGEN to develop our presence in China.

Cinema Advertising (Screenvision)

Since 2001, we have developed our screen-advertising activities in two 50:50 joint ventures with Carlton Communications (now ITV plc). Through both Screenvision Europe and Screenvision U.S., we are engaged in the business of cinema screen-advertising across Continental Europe and the United States, respectively. The contracts with cinema owners or operators vary in length from approximately three to five years. In return for granting exclusive rights to our screen-advertising operations, the cinema owner or operator receives a share of the revenues from advertisers, and in certain cases may be supported by a minimum revenue guarantee. In addition to selling advertising on the cinema screen, our joint venture operations have also developed supplementary revenue streams for cinema owners or operators. Revenues are also generated from promotional activity in cinema foyers and poster and other display units have been installed in cinemas allowing advertisers further opportunities to target the valuable and captive cinema-going audiences. Our main exhibitor contracts are Loews, National Amusements and Carmike. Our main customers include advertising agencies and advertisers.

In 2005, we commenced the roll-out of digital technology in the screen-advertising industry, with the deployment of the SkyArc™ digital advertising management system. We have continued to deploy this system in 2006 reaching approximately 3,180 screens by the end of the year. Screenvision plans to deploy this system in an initial phase covering 7,500 screens by the end of 2007. The deployment is being managed by Network Services together with Screenvision. Through Screenvision, we hold a leading market position in cinema advertising in both the United States and in Europe. Our key territories in Europe include France, Spain, Portugal, Belgium and the Netherlands. Our cinema screen advertising businesses compete with similar sales operations controlled by independent cinema owners or operators. Our competitors include National Cinemedia (NCM), which is publicly traded in the U.S., but majority-owned by Regal, Cinemark and AMC, three major U.S. based theatre operators and Mediavision in Europe.

2006 FORM 20-F - THOMSON GROUP - 28

Back to contents

Systems

Our Systems division generated consolidated net revenues of €2,684 million in 2006 (45.9% of the Group’s reported consolidated net revenues). The Systems division provides equipment and systems for the capture and processing of video content and for the distribution and delivery to the end consumer of content, particularly video content but also increasingly double, triple and quadruple play solutions (voice/data, voice/data/video and voice/data/video/mobility, respectively). The main customers of the division are broadcasters and network operators. We also distribute some telephony products through retail channels. Principal products include studio and professional cameras, film imaging and signal processing equipment, head-end encoders/decoders, broadcast servers, routers, softswitches, IPTV software and customer premises equipment (CPE), such as set-top boxes (single, double and triple play), modems and gateways, and telephony products. The manufacture of many of these products is outsourced, with a lower proportion for more complex broadcast products and a very high proportion in access products.

The Systems division is present across the video value chain, from video content capture and manipulation through access to the digital content enabled by the CPE, which gives Thomson a competitive advantage.

These businesses are described below in more detail under the headings:

•

Broadcast & Networks – comprising the Grass Valley broadcast and networks operations, and the Network Software activities (which are based on the Cirpack softswitch business acquired in April 2005 and the SmartVision IPTV software business acquired with TBM on 31 December 2005); and

•

Access Products – comprising access products for satellite network operators, cable and terrestrial network operators, and products for telecom operators, plus the telephony products distributed generally through retail outlets.

Thomson has a unique position in the market place: it is a market leader in set-top boxes, with volumes significantly exceeding those of its closest competitor, and Grass Valley is a leading innovator both in professional compression and in digital video processing technologies.

In December 2005, the Group announced a planned divestiture of the AVA businesses. Accordingly, the AVA businesses are classified as discontinued operations in our consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004 described under section “—Discontinued Operations” below.

Broadcast & Networks

The Broadcast and Networks businesses have been expanded recently with the acquisitions of Thales Broadcast & Multimedia (“TBM”), completed in December 2005, and Canopus, completed in January 2006. TBM included the SmartVision IPTV service management software which will allow for systems integration for IPTV services, providing network operators with asset management, delivery optimization and head-end middleware solutions. Together with the Cirpack softswitch business, SmartVision forms the basis of our Network Software activities. TBM further strengthens our offering in video content distribution using Internet Protocol solutions (IPTV), video-on-demand and mobile television, as well as digital television and radio transmission systems and equipment. A leader in high-definition desktop video editing software, Canopus strengthens our desktop video editing offering. It also expands our Professional Audio-Visual (ProAV) product portfolio with high-performance encoding/decoding and media conversion technologies, including specialized devices that bridge the video/audio and personal computer worlds, and a video delivery solution that uses standard IP networks and display devices in enterprise-type applications, such as digital signage for advertising and in-house video-on-demand.

The Broadcast and Networks businesses accounted for just over a quarter of the revenues of the Systems division reported for 2006, a higher percentage than in 2005 due to organic growth and contributions from the acquisitions of Canopus and TBM.

Grass Valley

The Grass Valley business provides products, systems design and integration expertise, as well as professional services for the global broadcast, film production, professional audio/video users and network provider industries, including cable, satellite and terrestrial broadcast and telecommunications.

2006 FORM 20-F - THOMSON GROUP - 29

Back to contents

In 2006, the increased competition between broadband and network operators (cable, satellite and terrestrial television and, more recently, IPTV operators) to deliver digital video to the viewers’ homes, contributed to demand for Grass Valley compression, distribution and processing solutions, as well as Grass Valley network management software and transmission systems. Key competitors in the broadband and network operators market include Harmonic, Tandberg, Scientific Atlanta and Motorola.

The delivery of digital television, whether over the air, by satellite, by cable or, increasingly, over broadband internet circuits such as IPTV, relies on compressing the signal at the transmission center, processing it throughout the network and de-compressing it in the set-top box in the viewer’s home. The compression formats are MPEG2 and increasingly MPEG4, and the transport is either by satellite, cable, terrestrial transport formats, or increasingly as Internet Protocol (IP) in telco or core networks. Grass Valley has invested significantly to offer improved compression ratios to its customers. The ViBE encoding system is now widely used, with DIRECTV having substantially expanded its Grass Valley installed base in 2006 in MPEG2 products.

Also in 2006, Grass Valley’s ViBE encoding system using MPEG4 compression (based on proprietary “chipsets” developed by Grass Valley) was launched and was well-received by the market. For example, Telefónica, which offers growing IPTV service in Europe and South America, is making extensive use of Grass Valley ViBE MPEG4 encoders to deliver HD as well as SD television over DSL. Falcon Communications in the United States has developed a turnkey IPTV platform based on Grass Valley products and systems to allow regional telcos to move into television distribution with greater speed and ease. Chellomedia, part of Liberty Global, selected the ViBE MPEG4 HD encoder to support its Digital Media Center in Amsterdam and to provide coverage of the FIFA World Cup on its premium Pay-TV service Film 1 and Sport 1.

Grass Valley is also seeing growing interest in broadcasting digital television to mobile devices such as cellular telephones and “Personal Digital Assistants” (PDAs). Grass Valley’s advantage in mobile TV lies in its ability to deliver a complete solution: preparing and storing content, compression, service management through the SmartVision service platform (see Network Software below), and transmission. Grass Valley was involved in approximately half of the estimated 30 DVB-H mobile video trials that occurred in 2006, including that for Telecom Italia.

Grass Valley’s main customers have traditionally been TV broadcasters, who create content and distribute it through their own terrestrial network, or resell it to other digital networks. Recent research (Screen Digest for IABM) estimates the broadcast market is growing at approximately 10% year-on-year at present. Grass Valley is participating actively in this market by offering the industry’s broadest set of solutions. Based on recent developments and on analyses provided by multiple third-party analysts, we believe that we have leading market positions, notably:

•

HD and SD cameras for outside broadcast and studio use: number two position overall based on value in the global camera market, with a number one position based on value in HD cameras (source: Frost & Sullivan: 2005 World Digital Broadcast & Cinematography Markets);

•

PC-based software for news, sports and feature production: number one position in HD news systems in broadcast television news based on volume (source: internal estimates);

•

storage and playback devices: number one position in broadcast video servers based on value (source: Frost & Sullivan: 2004 World Video Server Markets);

•

digital video vision mixers and routing switchers: number one position in both segments based on volume and value (source: Datamonitor: The Broadcast Value Chain Reports; Frost & Sullivan: 2005 World Broadcast Switcher Market; DIS Consulting Corporation: Video Switchers World 2006);

•

transmission equipment for analog or digital TV transmission: number one position based on volume in high-power transmission (source: internal estimates); number three position overall in volume in television transmitters (source: internal estimates).

For the film industry, we provide digital cinematography cameras, notably the Viper camera which has been increasingly used for feature films, such as “Miami Vice”, and a complete set of digital post-production products.

Primary competitors in the broadcast, media and entertainment market include Avid, Harris, Panasonic and Sony, with multiple niche competitors across individual product lines.

2006 FORM 20-F - THOMSON GROUP - 30

Back to contents

Grass Valley is now well-positioned to respond to growth opportunities generated by broadcasters’ demand for:

•

high definition for major events;

•

integration of Internet Protocol (IP) and IT technologies with advanced video technologies in content capture, processing and distribution; and

•

lower costs of production through unique, automated product approaches.

The first wave of the global transition to HD has focused on sporting events, and Grass Valley has a strong presence with more than 1,500 Grass Valley HD cameras in use throughout the world, as well as 350 HD switchers.

Attention is also now turning to HD news. For example, one of the major events worldwide in 2006 was the launch of Al Jazeera English, a global HD news channel broadcasting 24 hours a day from four interlinked studios in Washington, D.C., London, Kuala Lumpur and its headquarters in Doha, Qatar. Grass Valley provided all the necessary HD equipment, including HD news and servers, HD cameras, switchers, and routers, as well as the system integration for this multi-site project.

At the same time broadcasters were moving toward HD in 2006, they were faced with increasing competitive pressure from other forms of video content on Internet or on digital cable networks. This development is leading many of them to reduce costs and increase output by automating production of their core content, particularly local news. In 2006, Grass Valley’s Ignite integrated production platform, which allows high-quality news programming to be output with just one or two operators, saw a quadrupling of its sales, mainly in North America where there are more than 700 local news channels. This is a nascent market, with fewer than 10% of North American and 1% of Rest of World (i.e., outside of North America) news operations beginning to automate their news process so far.

Broadcasters’ ongoing drive to create and distribute the highest quality content in the most efficient manner has also created new maintenance, professional services and support opportunities for Grass Valley. Broadcasters now wish to buy complete and working systems, not simply products. Routinely, those systems including service level agreements (SLAs) have become a major revenue stream for Grass Valley. There is also increased interest in facilities management whereby non-core operations are handed to specialist service providers. Thomson’s Network Services operation, Grass Valley’s sister business within the Services division, is a leading video production and playout facilities management provider globally. Grass Valley works with Network Services to implement new services and capacity quickly and securely on an integrated basis, for example, to launch the new multimedia news service France 24, as well as the new facility built by Thomson to handle TV5 in France.

As the use of video becomes more pervasive, particularly in the corporate or “Enterprise” environment, the ProAV market continues to grow positively. The strong portfolio of Grass Valley products, enhanced by the Canopus acquisition, that enable ProAV users to benefit from broadcast quality is expected to allow them to transition to HD at an affordable cost. In 2006, Grass Valley introduced the Indigo A/V mixer, which combines features normally found in separate devices such as event controllers, vision mixers, seamless switchers and audio mixers in a single control interface that can be run by a single operator. Our product range allows the ProAV specialist to create and disseminate high-quality content affordably. This ability is contributing to the creation of new markets, such as digital signage, where large flat panel displays are becoming active billboards.

Grass Valley operates in more than 24 sites globally and has received 19 Emmy® Awards for its products. Major production sites are based in Nevada City (California), Breda (Netherlands), Weiterstadt (Germany), Kobe (Japan) and Rennes (France). Our research and development is mainly performed internally, while large-scale volume production is outsourced to two contract manufacturing partners.

Network Software

Our growing Network Software business is based on the combination of the Cirpack softswitch business, which was acquired in April 2005, and the SmartVision IPTV software operations which were part of the acquisition of Thales Broadcast & Multimedia (“TBM”), completed in December 2005. According to a report published by the Multimedia Research Group (IPTV Market Leaders Report, March 2007), Thomson ranks number one worldwide based on number of subscribers using our IPTV middleware.

Cirpack is one of the European leaders in the supply of softswitches to telecom operators and internet service providers (ISPs). The Network Software business develops next generation voice switching platforms marketed under the CIRPACK brand that allow operators to deliver advanced phone services over legacy and broadband infrastructures and migrate their wireline networks to IMS/TISPAN architectures. CIRPACK platforms are used by over 80 telecom service providers in more than 28 countries on 3 continents, including several of the largest European VoIP (“Voice-over-IP”) services such as Free.fr, T-Online and Telecom Italia.

2006 FORM 20-F - THOMSON GROUP - 31

Back to contents

Cirpack equipment is designed for telecom operators and service providers in ETSI-compliant regions, which include Asia, Latin America, Europe, Middle East and Africa. They are widely used to replace legacy TDM (Time Division Multiplexing) switches, deploy new infrastructure and launch broadband telephony. The Network Software business works closely with the following service provider types:

•

Incumbent Service Providers (ILEC): CIRPACK switches allow ILECs to introduce innovative VoIP and IP Centrex services as well as to migrate their legacy PSTN (“Public Switched Telephone Network”) to Next Generation Networks (NGN) and IP Multimedia Subsystems (IMS);

•

Alternative Service Providers (CLEC): CIRPACK solutions connect any local loop to any core network to deliver competitive services, even with small numbers of customers. Alternative operators can now easily introduce innovative services and quickly deploy their networks to attract new customers at a low cost. New carriers building their networks from scratch can also use CIRPACK solutions to deploy pure NGN infrastructures requiring no TDM (Time Division Multiplexing) equipment; and

•

Internet Service Providers (ISPs): CIRPACK solutions leverage ISPs data-networking infrastructure to provide converged voice and data services over broadband local loops (DSL, cable, WiMAX, fiber, others). It also provides solutions for ISPs to collect dial-up internet access traffic from ILECs.

The SmartVision service platform is at the center of the Thomson multimedia and video services delivery over broadband (SmartVision TV) and mobile (SmartVision Mobility) networks.

•

The SmartVision TV service platform is at the core of the Thomson IPTV solution for managing and delivering live TV, video-on-demand and interactive services over an extensive range of high speed networks (including xDSL, FTTx, Gigabit Ethernet, fiber, cable and WiMAX.) We support MPEG2, MPEG4, SD (Standard Definition) and HD (High Definition) formats and ensure multi terminal reception including low end set-top boxes, personal video recorders and personal computers. The SmartVision TV service platform can be deployed with the Grass Valley head-end system and video-on-demand servers and our Access Products (such as the set-top box and multimedia gateways), to deliver a fully integrated end-to-end IPTV solution. SmartVision TV is based on an open web standard and can be interconnected with IP Multimedia Subsystems (IMS) or any other telco service platform. Our scalable architecture offers to the telecom operators a solution based on a “Pay-As-You-Grow” business model and can be adapted to the widest range of new customer requirements;

•

The SmartVision Mobility solution is designed to manage the delivery of audio-visual content to mobile receivers allowing telecom operators and broadcasters to develop new services and increase their revenues. Our platform consists of using DVB-H broadcasting to deliver bandwidth – intensive multimedia content simultaneously to many users and using second generation or third generation technology or point-to-point data connections and return channels (push mode). Combined with the Grass Valley head-end, SmartVision offers a complete solution for managing and broadcasting live content over a mobile network.

With its Network Software expertise, Thomson is now able to launch a pre-integrated service delivery platform to help telecom service providers introduce sophisticated voice and video features over broadband local loops. Combined with Grass Valley video head-end equipment and our Access Products, we believe this offering represents the market’s first fully pre-integrated solution for quick and easy triple-play deployment for widespread use.

Network Software is located in Suresnes and Rennes in France with most of its research and development performed at these two locations.

Access Products

Through our Access Products activities, we develop technologies and products for professional broadcasters and broadband network operators who deliver their content, video, voice and data to consumers. Thomson is a global market leader in volume and value in both the supply of set-top boxes and advanced service gateways, as well as more basic products like DSL modems and cable modems. The Access Products organization serves four different customer groupings: products for satellite network operators, products for cable and terrestrial operators, products for telecom operators and telephony products sold through retail or resold by operators. Access Products accounted for close to three-quarters of the revenues of the Systems division reported for 2006. Thomson shipped 11.1 million satellite set-top boxes in 2006, 2.0 million cable set-top boxes and 10.0 million access products for telecom operators – making a total of 23.1 million access products in the year.

2006 FORM 20-F - THOMSON GROUP - 32

Back to contents

The mission of Access Products is to partner with broadband network operators to enhance the delivery of digital entertainment, data and voice to their residential and business customers. Thomson is one of the leading global broadband solutions providers, offering a full spectrum of customized solutions which integrate hardware, software and services. We are one of the leading companies in the field of digital audio/video compression (MPEG2, mp3 and MPEG4), video modulation/distribution, network technology customization/integration and broadband modems.

Operationally, we have continued to move toward a contract manufacturing (“CM”) supply environment with the transition of products from several of our own manufacturing facilities to CMs. In addition, we have sold assets previously used in our own manufacturing operations to CMs, and we now outsource the manufacturing of a vast majority of our Access Products. We retain some limited manufacturing capabilities in South America and Europe.

We continue to further our technological, integration and distribution expertise with new developments in advanced compression technologies (MPEG4, H.264 and mp3PRO), advanced security and encryption, home networking and emerging broadband technologies (VDSL2, fiber access, WiFi 802.11n). Worldwide, consumers are increasingly demanding a wider variety of entertainment options, requiring operators to expand their network capacities. In addition, consumers expect more high definition programming that consumes far more delivery capacity. In order to deliver more HDTV content and more channels, network operators will need to implement next generation digital compression technologies and continue to deliver new services regularly over their infrastructures. To answer this need and mutualize development efforts that could be applied to various types of access networks, we announced in December 2005 the creation of an Advanced Product Development Group to accelerate the development and deployment of broadband service delivery platforms and home networking solutions.

As demonstrated by the creation of the Advanced Product Development Group, we seek to differentiate ourselves from the competition by offering a broad, technologically-advanced range of systems and products, our expertise and breadth of experience in the sector and through our growing global reach. Through partnering with the world’s largest network operators and retailers, we seek to provide end-to-end solutions enabling our customers to capitalize upon market opportunities.

Satellite

We design and sell digital satellite set-top boxes (“STBs”) to satellite operators and are the world leader in digital STBs with 11.1 million units shipped in 2006, a volume significantly exceeding those of our closest competitors. We believe Thomson’s volume of sales of digital satellite STBs combined with the size of our research and development capabilities and our customer references give us a competitive advantage in this market. Thomson offers a wide range of access platforms in standard definition and high-definition (HD), including STBs with hard disc recording capability (DVRs/PVRs), in addition to standard, more affordable products provided to expand the basic subscriber base. In North America, which represents an estimated 50% of the world market, we believe our 2004 agreement for the long-term development and supply of digital satellite STBs with our largest Systems division customer, DIRECTV, continues to help us strengthen our market leadership position based on volume and value.

DIRECTV has been a customer of the Group since 1994 but the level of business associated with DIRECTV grew significantly in 2004. In mid-2004, we announced an agreement with The DIRECTV Group, Inc., which was the parent company of Hughes Network Systems, Inc. (“HNS”), for the long-term development and supply of digital satellite STBs. As part of the transaction, Thomson acquired HNS’ set-top box manufacturing assets. Under the terms of the supply agreement, Thomson is involved in the technology development of new STB models during the contract period and manufactures a full range of receivers including DIRECTV-brand high definition and digital video recorder (“DVR”) receivers. Thomson is the lead supplier of DIRECTV System set-top receivers accounting for half of its needs. DIRECTV can earn a rebate of U.S.$57 million from Thomson if Thomson’s aggregate sales of DIRECTV’s STBs are at least U.S.$4 billion over the initial five-year contract term plus an optional one year extension period. Furthermore, Thomson will be liable on a pro rata basis for an additional rebate payment to DIRECTV up to U.S.$63 million if Thomson’s aggregate sales of DIRECTV STBs are in excess of U.S.$4 billion and up to U.S.$5.7 billion. DIRECTV also received from Thomson U.S.$250 million cash upon close of the sale of HNS’ set-top box manufacturing assets, which occurred in June 2004.

2006 FORM 20-F - THOMSON GROUP - 33

Back to contents

In Latin America, we enjoy on-going relationships with DIRECTV Latin America and Sky Latin America and in 2006 we supported them in transitioning activities, particularly in Brazil (due to the merger of the relevant DIRECTV and Sky entities).

In Europe, we continue to develop our business with BSkyB, Sogécable, Viasat and with Canal Satellite and TPS (which have now merged). For example, for BSkyB, we supply the Sky Digibox and Sky+ PVR and have begun supplying their HD-PVR high-end product during 2006. We were also selected by Premiere, the leading Pay-TV operator in Germany, to supply them with two types of STBs: one with a satellite connection and the other with a cable connection, which both provide an IP return channel for interactivity and further distribution of the Premiere channels over IP networks by partners of Premiere.

We are also expanding our customer base in Asia where we are a major supplier to Malaysia’s leading broadcaster, Astro, and we have been the key supplier to support TataSky in India in its promising early months of existence in the second half of 2006.

The Group’s main competitors in STBs for the satellite market include Humax, Pace, Philips and Samsung.

Cable

We design and sell cable set-top boxes (“CSTB”) and cable modems to major cable network operators, as well as digital terrestrial set-top boxes to Pay-TV network operators. In addition to CSTBs, our wide product range includes wireless cable gateways and embedded voice-over-IP gateway solutions, and we believe we are well-positioned to build on our position in cable. In addition, we continue to capitalize on our change in business model within cable modems, having lowered our cost base through a close partnership with an Asian supplier. We continue to develop our CSTB business, in addition to building on our number three market position based on value market share in cable modem products worldwide (source: Infonetics). Thanks to our expertise in digital video and compression technologies, competitive cost position and customization skills, our CSTB offerings have been chosen by many cable network operators in Europe, the Middle East, Latin America and China. With strong interest from operators for “double-play” (video and data or data and voice) and “triple-play” (video, data and voice) boxes, we benefit from increasing synergies between our cable modems and CSTB businesses, and between our various other access technologies. For example, we were selected by TV Cabo, the leading Pay-TV operator in Portugal, to provide them with an integrated triple-play box (cable voice-over-IP gateway and MPEG4 PVR decoder). Also, as mentioned previously, we were selected by Premiere to supply a cable set-top box as well as a satellite box, both with an IP return channel. In addition, we have continued in 2006 to strengthen our relationship with major customers who initially selected us in 2005 like UnitedGlobalCom, Inc., Kabel Deutschland GmbH and Dalian Tiantu in China. Other customers for cable modems or CSTBs include Comcast, Time Warner Cable, Etisalat, NetBrazil and Liberty Global’s European affiliates.

Operationally, we have taken measures to ensure high-quality supplies of products for our customers, primarily through our relationships with several global contract manufacturers. From a product perspective, we have the economy of scale to provide high-volume, high-quality product to meet our customers’ current needs in the Americas, Europe and Asia.

Our main competitors in our various cable markets described above include Motorola, Cisco Scientific-Atlanta and Arris.

Telecom Operators

Prior to 2005, our offerings for telecom operators principally comprised basic products such as DSL modems for the residential and small-office, home-office (“SOHO”) markets and telephone handsets. In 2005, however, our offering for telecom operators was expanded through the acquisition in March 2005 of Inventel, a company specializing in the design and supply of innovative voice and data solutions to telecom operators and ISPs, most notably multiple-play gateways like the France Telecom Livebox™. We have combined our previous expertise in this area with the skills acquired with Inventel in order to expand our offering for telecom operators of higher-end access products for delivering video, voice, data and mobility services over IP networks (IP high-speed modems, gateways and set-top boxes). We have had particular success in 2005 and 2006 in supplying the Livebox™ in increased volumes, and in 2006 in supplying British Telecom’s Home Hub for its “Total Broadband” service. These products are increasingly operator-customized and branded by the respective operators. Thomson is currently the leading provider worldwide based on volume and value for these advanced residential gateways (source: Dell’Oro).

2006 FORM 20-F - THOMSON GROUP - 34

Back to contents

In addition, our core modem and gateway business remains significant, despite the fact that with the growth in multiple play gateways, there has been a consequential weakening in the traditional modem business. Thomson remains the world’s leading provider of DSL customer premises equipment to telecom service operators with strong market share in volume and value in major markets around the globe, particularly in Europe (source: Dell’Oro).

Key customers include major European telcos like British Telecom, France Telecom, KPN, Telefonica, Fastweb and AOL Europe. Special features (e.g., fixed/mobile convergence, high-definition sound for voice-over-IP, voice mail and caller ID on TV) support value-added services provided by our telecommunications customers. We view our offering for telecom operators as a major growth driver for our Access Products business, particularly our products and systems for IP-based networks and services. Our main competitors in telecom products include Siemens, Safran (Sagem), Huawei and ZyXEL.

Once sufficient broadband connectivity and added-value services based on data and voice-over-IP have been deployed with advanced home gateways, it is expected that operators will increasingly consider deploying video entertainment over broadband DSL IP networks. This represents a new market and business opportunity for DSL network operators by enabling them to broaden their service offerings to consumers within Access Products. We develop and market IP STBs that allow for such service. Such an IPTV service is enabled in the consumer’s home in large part by an advanced residential gateway, such as the France Telecom Livebox™ and BT Home Hub mentioned above. Many of the proposed roll-outs of video services over IP are still in the trial phase, but we are supplying boxes to a number of these trials. In addition, Grass Valley supplies head-end encoders for use with IPTV services and, following our acquisition of TBM, we have significantly strengthened our capabilities in related software and middleware (described under Network Software above).

We believe we are well-positioned for growth in Grass Valley, Network Software and Access Products as telecom operators and ISPs roll-out triple and quadruple-play services.

Telephony

Thomson’s Telephony business sells residential, small office, and home office communications devices such as telephone handsets and answering machines under the GE™, RCA™, Alcatel™ and THOMSON® brand names. It also continues to benefit from key positions established with European telecommunications providers, with our Digital Enhanced Cordless Telecommunications (DECT) telephone ranges and voice-over-IP product development.

The Telephony business has a strong position in its markets and continues to align its offering toward connected products designed to meet the specifications of telecom operators. We believe we hold the number two position worldwide, based on value market share (source: internal estimates and MZA, NPD, Infosource and Synovate). In 2006, our total addressable handset telephony market continued to decline, as the industry continues to shift to 5.8 GHz and digital telephony products. We sell telephones under the Alcatel™ brand name in France and the THOMSON® brand name in the rest of Europe. Approximately 75% of the products sold in our main European markets were DECT products.

Our main distributors are national retail chains in the United States such as WalMart, Best Buy, Target, and Circuit City and, in Europe, groups such as Carrefour and FNAC. Our main competitors include Panasonic, Uniden, Siemens, V-Tech and Philips.

Our strategy in these markets has been three-fold. First, we have started and will continue to capitalize on our DECT leadership in Europe and to extend our offering in this technology to the American retail market, since a specific bandwidth was made available for DECT in the United States in 2006, which resulted in our “DECT 6.0” product offering and marketing campaign implemented in late 2006. Second, we have continued to win new contracts with existing telco customers such as Telefonica, Telmex, Telstra and France Telecom, for the supply of their legacy corded phones. Third, we have started to develop products that complement our telco and cable gateway sales, by developing home networking products such as our Music Box, launched with AOL France, to enable digital music delivered over a broadband connection to be used over legacy, analog high-fidelity sound systems.

We consider home networking to be a longer term growth opportunity for the Group and believe, as the example of the Music Box described above demonstrates, that the Telephony business can contribute to the portfolio of home networking products which can be sold through retail or resold by operators as this business develops.

2006 FORM 20-F - THOMSON GROUP - 35

Back to contents

Technology

Our Technology division generated consolidated net revenues of €547 million in 2006 (9.3% of the Group’s reported consolidated net revenues). The Technology division comprises four activities: Research, Licensing, Silicon Solutions, Software & Technology Solutions.

Research comprises the Group’s corporate research activities and is treated as a cost center within the Technology division. This operation interacts closely with the other divisions but further product development is undertaken within the relevant division and the costs accounted for in that division. The division monetizes technology in three ways: through licensing, integrated circuit design and software development. The bulk of the division’s net sales are generated by the Licensing activities (€443 million in 2006), but we have achieved growth in the Silicon Solutions and Software & Technology Solutions businesses, although from a relatively small base.

Corporate Research

Thomson maintains a longstanding commitment to investing in a broad range of research initiatives to support and expand its product and service offerings and licensing programs in order to create competitive advantages and to establish new markets.

Most of the long-term research is managed centrally through Thomson’s Corporate Research department, which employs approximately 400 people mainly in seven research centers on three continents as of December 31, 2006. The largest center, located in Rennes, France, has a staff of 132. The other centers are located in Paris (France), Hanover and Villingen (Germany), Burbank and Princeton (United States) and Beijing (China).

During 2006, we have focused on the efficiency of our research activities. We intend to continue to increase our focus on increasing the quality and output of our research to maximize the financial benefits to the Group of such research, while closely monitoring its cost.

Historically, Thomson’s research and development efforts covered a wide spectrum of technologies associated with a consumer electronics company. Over the recent years, research efforts have been redirected towards projects serving the short-term and long-term needs of the M&E industries, utilizing core competencies and knowledge gained both through close relationships with Thomson’s current client base and our involvement in the development of earlier video technology. Thomson’s objective is to develop new technologies to meet clients’ needs as they face the growth of their digital activities. At the same time, it intends to expand its intellectual property portfolio, enhance product integration in cooperation with its business units, and reduce the time required to bring products and solutions from design to production and eventually to market.

To respond to customer needs, Thomson focuses on five key technology domains for the M&E industries: video and audio compression; networking & communications; security; storage & recording; and signal acquisition & processing. We also currently operate four system programs: content production and management (CP&M) for cinema; CP&M for broadcast; electronic content distribution (ECD) on broadband networks; and ECD on mobile networks. During 2006, we discontinued one of our previous technology domains, Imaging, following the strategic decision from the Thomson group to focus on B2B applications for the “Media and Entertainment” industries and to withdraw from displays activities.

In order to address our customers’ vision of media and content, Thomson R&D focuses on content digitization through compression technology. Examples of end-products and services include hardware and software codes for compression, Grass Valley encoding products and compressed movies on DVD. Video is emerging as the key strategic application in the service provider bundle of consumer entertainment, communication and online services. Compression and decompression are fundamental to the transmission of audio and video content over all types of digital networks.

Thomson is one of the leading companies in compression technology. Compression enables more programs within a given channel bandwidth, allows the delivery of high quality video and audio on bandwidth-constrained networks (e.g., 3G mobile) and fits larger content (e.g., high definition movies) onto a DVD or a device of limited capacity. Thomson has been a pioneer in this field through MPEG video compression and its original deployment with DIRECTV, as well as in audio compression with mp3 and its derivatives. Recently, Thomson has played a leading role in the finalization of MPEG 4 AVC/H.264 video compression, which is the new and highly efficient extension to the MPEG-4 standard, and continues to contribute innovative technologies to new extensions such as scalable video coding. Advanced compression methods such as AVC/H.264 or mp3 harness silicon processing to deliver higher data rates for video and audio in bandwidth and storage critical applications. Leveraging its expertise in compression and IC design, Thomson has been developing the next generation of encoders and decoders that incorporate the latest MPEG technology.

2006 FORM 20-F - THOMSON GROUP - 36

Back to contents

In the area of content digitization, Thomson focuses on two technology domains: storage & recording and signal processing. Examples of such products and services include optical storage and pre-recorded DVDs. Optical storage continues to be the least expensive format to store 5 to 50 giga-octets content. Being a pioneer in optical recording enabled Thomson to develop key intellectual property on CD and DVD recording technology and formats, ultimately leading to a manufacturing cost advantage in DVD replication. Our position in optical recording also generated a significant ongoing royalty stream from our optical portfolio.

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

The growing importance of IP-based networks, and not only the open Internet network, has led Thomson to develop specific technologies allowing the full leverage of IP-based networks, while keeping the very high quality of service level required by high quality video playback. The additional leverage of advanced protocols derived from Peer-to-Peer (P2P) technology will further increase the attractiveness of IP-based networks for video content distribution.

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

2006 FORM 20-F - THOMSON GROUP - 37

Back to contents

Licensing

Thomson’s licensing activities generated consolidated net revenues of €443 million in 2006 (almost 8% of the Group’s reported consolidated net revenues). At December 31, 2006, this business employed a little over 200 people based in France, Germany, Switzerland, Japan, South Korea, China, Taiwan and the United States.

We have made it a strategic priority to protect and monetize our intellectual property. Our strong patent portfolio in video technologies combined with our licensing expertise constitute significant competitive advantages. The Licensing operations were brought together in early 1999 with the integration of the RCA.TL patent and license management business transferred from General Electric Co. to the Group on January 1, 1999 with the licensing organization already existing within Thomson. Since 2005, trademark licensing activities are also part of the licensing activities, with several contracts relating to the Thomson and RCA brands.

The licensing team works closely with Thomson’s research and development centers to identify ideas that may be potential patent candidates, to draft patent applications and to detect uses of our patents by third parties. As of December 31, 2006, we held approximately 56,000 patents and applications worldwide, derived from more than 7,000 inventions. In 2006, we filed over 600 priority applications, which are applications in respect of new inventions that are filed for the first time.

Among the new patented technologies, the Group has significant positions in the areas of digital decoders, high-definition and digital television sets, optical module patents for CD and DVD players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display and plasma. The Group also holds strong positions in patents of mature technologies, including colour television sets, colour television tubes and camcorders.

We develop licensing programs rather than licensing individual patents. Under our licensing programs, a licensor can obtain a license to use all of our intellectual property as it relates to a particular application (including patents which may be filed subsequent to granting of the license).

We currently have well over 950 licensing agreements across 23 major licensing programs relating to a diversified mix of video products and services. We have licensing agreements with almost all consumer electronics companies in the Americas, Europe and Asia. Licensing agreements with our top ten licensees accounted for approximately 68% of our total licensing revenues in 2006. The licensing agreements are typically renewable and have an average duration of five years; royalties are primarily based on sales volumes.

In recent years, we have successfully migrated the proportion of licensing income derived from digital technology-based programs compared to analogue-based programs, as the underlying product markets have evolved. In 2006, over 79% of licensing revenues was generated from digital technology-based programs.

In 2006, the licensing program generating the most revenue was MPEG-2, which is licensed through the MPEGLA consortium pooling in which we participate. This program contributed around a quarter of our Technology division revenues. We expect this program to remain a significant contributor to our licensing revenues for several years.

Our licensing activities themselves require relatively little infrastructure and have a limited cost base. Our strategy for the licensing activities is to develop our intellectual property portfolio, through widespread, but targeted, patent applications and through the acquisition of additional patents that have strong commercial and technical complementarities with our existing portfolio. Furthermore, we continue to increase the number of licensees through a more systematic enforcement of existing patents, especially in emerging markets where production facilities have been relocated but also in Europe and the United States, and through the launch of new licensing programs around flat displays and digital and interactive television patents. However, the results of this enforcement strategy will depend in part on the level of recognition and protection of intellectual property rights provided by local law, particularly in emerging markets.

Since July 2002, we have participated in the MPEGLA consortium pooling that manages the licensing patents essential to the MPEG-2 video compression standard. We decide whether to join pools on a case-by-case basis. The benefit of participating or not in a pool is regularly reviewed, based on our assessment of the strength of our relevant patent portfolio and potential for exploiting such intellectual property independently.

2006 FORM 20-F - THOMSON GROUP - 38

Back to contents

Finally, we are leveraging our expertise in licensing through portfolio licensing services to third parties. For information on certain risks to which our licensing business is subject, please refer to “Key Information—Risk Factors.”

Silicon Solutions

Through the Silicon Solutions activities, we design and develop silicon components to monetize in-house technological innovations and leverage our expertise in the use of silicon in video related applications. Such components are used in DSL modems and gateways, digital set-top boxes (decoders), CD players, professional cameras and encoders. We produce components for both our Systems division and for sale to other manufacturers.

We have an in-house integrated circuit design team, which designs several of the essential integrated circuit components used in our products, from professional to consumer equipment, sometimes in partnership with selected semi-conductor vendors. Integrated circuits are key components of digital products from the perspective of cost, performance and time to market. Our integrated circuit design team employs more than 200 engineers with specialized skills in digital, analog, mixed digital-analog, and radio frequency signal processing. This team operates out of five facilities located in Indianapolis (United States), Rennes (France), Villingen (Germany), Edegem (Belgium) and Beijing (China).

The production of integrated circuits is achieved through a fabless business model (with production outsourced).

Silicon Solutions also includes our tuner and remote control unit activities. The tuners business is carried out from three main sites: Boulogne (France), Villingen (Germany) and Singapore with manufacturing located at Batam (Indonesia). Thirty engineers are developing tuner products. The bulk of the remotes business is conducted from Singapore, with manufacturing located at Batam. Our manufacturing site in Batam (which employs around 900 long-term contract workers and over 2,200 short-term contract workers) produces both tuners and remotes for the internal needs of our decoders and broadcast activities and for external manufacturers. In 2006, we continued to pursue the development of digital tuners for deployment in set-top boxes, television sets and DVD recorders, with a strong growth of digital cable tuners on the Chinese market. We continue to hold our position among the worldwide leaders based on volume in the field of digital terrestrial and digital cable tuners.

Software & Technology Solutions

This business unit, established in 2005, aims to develop and commercialize Thomson technologies, primarily by leveraging Thomson Corporate Research innovations, with a specific initial focus on content security.

In February 2005, Thomson acquired the German company, MediaSec Technologies GmbH, a pioneer in digital watermarking and counterfeiting  detection technologies, with a strong portfolio of patents and software products. In June 2005, Thomson acquired the French company, Nextamp SA, one of the market leaders in development of watermarking products for post-production and broadcast applications. In 2006, the teams from MediaSec GmbH and Nextamp SA were merged into Thomson Software and Technology Solution SAS (France). The Thomson STS SAS development team is now working in close cooperation with Thomson’s Corporate Research Security Lab.

Digital watermarking is the technology which embeds invisible and robust pieces of information within a digital object. Watermarking enables, for instance, identification of the owner, origin or recipient of an identified digital content, with market applications in post-production, broadcast distribution or other media and entertainment-related domains. The watermarking technology can be embedded in multiple products, including video-on-demand servers, digital cinema servers, access devices, such as operator’s set-top boxes, and also in professional media asset management systems.

The business is now expanding as a result of growing interest in digital content security solutions into areas such as content protection, digital rights management (“DRM”), web monitoring, content filtering and anti-camcording systems. STS products may be commercialized through the Thomson Technology division (stand-alone products, software modules, technology licensing) and/or through the Thomson Systems division, as well as used in the Thomson Services division for its own operations.

In 2006, STS successfully licensed most of the digital cinema server manufacturers with its watermarking technology. The business unit also successfully launched and deployed a professional DRM product line aiming at protecting post-production and broadcast professional workflows. STS also launched a service allowing one to track and identify occurrences of copyrighted content on certain distribution networks, such as peer-to-peer networks.

2006 FORM 20-F - THOMSON GROUP - 39

Back to contents

In March 2005, our content security activity was reinforced with a strategic investment in ContentGuard, a key owner of DRM intellectual property. DRM describes an advanced form of conditional access with additional intelligence that provides the ability to attach business rules such as viewing time limit or number of views to content (movies, music and other digital content) while protecting that content from unauthorized copying and counterfeiting. This unique partnership with Microsoft and Time Warner brings together content, technology and media services to deploy more rapidly DRM-enabled business models. In 2006, ContentGuard was successful in signing new licensing deals, including with market leaders in the mobile phone market.

Displays & CE Partnerships – Non-Core

The principal activities remaining in our Non-Core Displays & CE Partnerships are our residual manufacturing and assembly activities at Angers, France and at Genlis, France, and TV after-sales services.

The Angers facility has been providing sub-contract manufacturing services to TTE since the creation of TTE in 2004 and internally to the Systems division. Following the latest revision in the agreements with TTE (see “—CE Partnerships” below), Thomson consequently announced a downsizing of the Angers site on October 31, 2006 to target a reduction to 350 employees by June 30, 2007.

The Genlis manufacturing operation has been providing R&D services and producing components (cathodes, heaters and metal parts for cathode ray tubes) for Displays of the Videcon Group, principally supplying Videocon which acquired the bulk of our Displays assets in 2005. The Genlis operation also assembles some products for our Systems division. We are progressively selling or downsizing the Displays activities on the site. In late 2006, we initiated schemes targeting at reducing the number of Thomson employees on the Genlis site to around 300 by June, 2007.

CE Partnerships

On January 28, 2004, Thomson, TCL International (currently TCL Multimedia) and TCL Corporation entered into a Combination Agreement to combine their respective television manufacturing businesses and assets into TTE, a company newly formed to develop, manufacture and distribute television sets. TTE became fully operational on August 1, 2004. In consideration for a 33% shareholding interest in TTE, Thomson contributed into TTE certain television production plants, including its television manufacturing plants and businesses in Mexico, Poland and Thailand. Thomson also contributed its television research and development centers worldwide and certain other assets constituting substantially all of the former Thomson’s television manufacturing business, except for its manufacturing site located in Angers, France which remained within Thomson’s Displays & CE Partnerships segment as a sub-contract manufacturer for TTE.

Under the original agreements entered into in connection with the Combination Agreement, Thomson became a preferred supplier to TTE of tubes and other selected components in China and elsewhere in the world. (Such preferred supplier arrangements were subsequently transferred to Videocon Industries in connection with the disposal of our Displays activities in 2005. See “—Displays” below.) Furthermore, the component sales, service contracts and parts distribution business as well as the distribution of Telefunken, Brandt and GE branded televisions in Latin America and Europe remained with Thomson at that time. In addition, Thomson acted initially as the exclusive sales and marketing agent to TTE for distribution into North America and the European Union countries and provided TTE with other value-added services such as product design, client coverage, logistics, quality certification and after-sales services and some value-added build-to-order manufacturing services. However, in July 2005, Thomson and TTE agreed to unwind this sales and marketing arrangement, and Thomson transferred approximately half of its worldwide sales and marketing network to TTE between September and December 2005.

In addition, in connection with the Combination Agreement, Thomson had granted to TTE in 2004 a license on certain of its brands and its intellectual property related to the television manufacturing business, while Thomson remained responsible for the licensing of TTE’s intellectual property related to the TV business. On July 14, 2005, Thomson and TTE revised the arrangement regarding trademark fees payable by TTE to Thomson, to provide for an increase in royalty rates to compensate in part for revenues lost as the result of the unwinding of the sales and marketing arrangement with TTE.

2006 FORM 20-F - THOMSON GROUP - 40

Back to contents

In 2004, Thomson had also entered into a receivables purchase and sale agreement with TTE, effective for up to two years, and assumed certain of TTE’s restructuring costs up to a maximum of €33 million. Further, in 2004, Thomson granted TCL Multimedia (formerly TCL International) the option to acquire up to 2.5 million Thomson shares at a price of €18.12 per share, which expired unexercised in 2006.

The parties to the Combination Agreement and TTE also entered into a shareholders’ agreement in 2004, which was cancelled and replaced in connection with the exercise by Thomson on August 10, 2005 of its option to convert its 33% holding in TTE, a private joint venture company, into a 29.32% interest in TCL Multimedia, listed on the Hong Kong Stock Exchange and substantially all of whose assets comprise its interest in TTE. The resulting shareholders’ agreement between Thomson and TCL included undertakings not to compete with TTE’s television business and restrictions (or “lock-up”) on Thomson’s ability to transfer its interest in TCL Multimedia for up to a period of five years from the closing date of the Combination Agreement.

Over the course of 2006, TTE encountered a very challenging market environment for its products and services, particularly in Europe, and initiated substantial restructuring efforts in response. To facilitate TTE’s restructuring and evolution in Europe and to resolve certain financial and other issues under the existing contractual framework, Thomson entered into preliminary agreements in October 2006 with TCL Multimedia, TTE and its subsidiary, TTE Europe, which were implemented through definitive agreements executed in February 2007. Among other arrangements, these agreements provide for:

•

a continuation of activities at Thomson’s factory in Angers pursuant to its subcontracting relationship with TTE until 2008 (instead of 2009 as initially agreed in 2004) through the maintenance of substantially reduced TTE order levels. Thomson consequently announced the downsizing of the Angers site, as discussed above under “Displays & CE Partnerships—Non-Core”;

•

TTE’s license to use the Thomson brand in respect of televisions to cease at end of 2008 for most of Europe. In addition, the license fees prepaid by TTE will be mostly reimbursed by Thomson, in line with the sharply decreasing television sales by TTE in Europe;

•

a  settlement of the amounts due pursuant to the receivables purchase and sale agreement referred to above and certain other receivables and payables.

In connection with these arrangements, the share transfer “lock-up” referred to above was released on October 12, 2006 and Thomson reduced its interest in TCL Multimedia to 19.32% on November 3, 2006. As a result, Thomson’s interest in TCL Multimedia is no longer accounted under the equity method.

The expected financial effects of these recent changes in our contractual relationship with TCL Multimedia and TTE referred to above, together with the loss on sale of the interest sold on November 3, 2006 and the mark-to-market of our remaining interest in TCL Multimedia, are provided for in Thomson’s 2006 results (see Item 5: “Operating and Financial Review and Prospects—Results of operations for 2006 and 2005”).

Displays

In the course of 2005, Thomson disposed of the bulk of its Displays activities, which were therefore treated as discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004, as described below under “—Discontinued Operations”. As a result, of our original Displays activities, only the Displays activities located at our Genlis facilities and the Torreon manufacturing site located in Mexico were reported as continued operations. In 2006, Thomson announced the restructuring of Genlis’ Displays Development activity and manufacturing of guns and parts for CRTs and equipment activities.

Discontinued Operations

In 2005, Thomson achieved the key steps in its disengagement from its Displays activity through the disposal of the following tubes manufacturing activities and related glass manufacturing operation. As a result, the assets specified below are treated as discontinued operations in consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004:

On February 28, 2005, Thomson completed the transfer of its cathode-ray tube plant at Anagni, Italy to Eagle Corporation, an entity owned by the Videocon Group.

On September 30, 2005, Thomson completed the transfer of its tubes assembly assets in Poland, China and Mexico, a research laboratory in Italy and sale, marketing and administrative functions mainly in Boulogne, France to Eagle Corporation. Pursuant to the agreement entered into with the Videocon Group, Thomson also transferred to Videocon the preferential displays supply agreement entered into with TTE in August 2004. Upon completion of the transaction, Thomson received a payment of €240 million in cash from Eagle Corporation for Thomson’s tubes activities and related technologies. Simultaneously, Thomson invested €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, through the subscription in a private placement of Global Depository Receipts (each representing one underlying share of Videocon Industries) (“GDRs”) listed on the Luxembourg Stock Exchange. Payment was made in full on September 30, 2005, while the GDR allocation was effected in two tranches: 28,650,000 GDRs on September 30, 2005 and 217,200 GDRs on December 21, 2005. All GDRs were purchased at a price of U.S.$10 each. Following this investment, Thomson held approximately 13.1% of the share capital of Videocon Industries. In connection with this investment, Thomson entered into a shareholders’ agreement with Videocon Industries and its shareholders, which restricts Thomson’s ability to transfer its interest in Videocon Industries for a period of three years, subject to certain exceptions. See Item 5: “Operating and Financial Review and Prospects—Evolution of division structure—Changes in scope of consolidation in 2005—Main disposals” for a description of these exceptions to the share transfer restrictions. Pursuant to those restrictions, Thomson sold a small number of shares in 2006 in two transactions, decreasing its holding to 11.8% by the year-end.

2006 FORM 20-F - THOMSON GROUP - 41

Back to contents

On December 23, 2005, Thomson completed the transfer of its glass manufacturing facility at Bagneaux-sur-Loing, France, to the Spanish group, Rioglass.

Thomson also announced on December 12, 2005, that it had decided to seek partners for its Audio/Video business, its Accessories business and its after sales businesses for both Europe and the United States within its former business unit, Connectivity. The perimeter of businesses included in the disposal process was enlarged in the first half of 2006 to include our retail terrestrial decoder business. As a result, those activities (together the “AVA” businesses) are reported as discontinued operations in our consolidated financial statements as of and for each of the years ended December 31, 2006, 2005 and 2004.

The disposal of our AVA businesses has progressed with the disposal of the North American Accessories business to Audiovox, which was announced on December 21, 2006 and completed on January 29, 2007. The proceeds from this disposal during 2007, combining purchase price and working capital, are estimated at around U.S.$ 70 million. The proposed disposal of the European AVA business to Oristano which was announced in October 2006 will not be completed. With the separation of the North American Accessories business from the North American AV business, Thomson is now remarketing the AVA Europe and AV North America businesses, with the intention of completing the disposal of these businesses as soon as possible in 2007.

In addition, Thomson sold to the Taiwanese company, Foxconn, its optical pick-up manufacturing activity in 2004. In 2005, Thomson agreed to transfer to the German company, Harman Becker, its remaining research and product development assets and employees in this business in the first quarter of 2006.

In 2006, Thomson also disposed of the following minor assets which are included in the discontinued operations perimeter:

•

a cathode ray gun manufacturing plant located in Belo Horizonte, Brazil, to Cirubrás Indústria Médica Cirúrgica e Hospitaler Ltda, Terra e Teto Administraçao e Comercio Ltda, Colméia Indústria e Agropecuária do Norte S.A.;

•

some minor residual Displays activities based at the Genlis facility to Metalis and Thomas Electronics; and

•

Thomson’s minority interest in Konka, a Chinese television manufacturer.

For a description of the financial implications resulting from these disposals, see Item 5: “Operating and Financial Review and Prospects—Results of Operations for 2006 and 2005—Profit (Loss) From Discontinued Operations” and “Operating and Financial Review and Prospects—Results of Operations for 2005 and 2004—Profit (Loss) From Discontinued Operations.”

Business Operations

Thomson has implemented a global Business Operations function focusing on improving the operational and financial performances of its divisions by deploying cross-divisional programs and optimizing certain global central functions, such as Sourcing. The programs the Group launched in 2004 to improve productivity and enhance overall performance produced good results in 2006, and this has led to the introduction of new initiatives. Currently six key programs are monitored at the Group level: Clients, Software, Product Introduction, Operations, Talent Management and the Process Transformation Initiative (PTI).

2006 FORM 20-F - THOMSON GROUP - 42

Back to contents

Process Transformation Initiative (PTI)

In October 2004 Thomson launched PTI (Process Transformation Initiative) in order to accelerate the remodeling of the Group’s internal processes and to optimize operational efficiency. In 2005, PTI was structured around five key processes: Innovation, Manufacturing, Stock Management, Logistics and Support. Each process had its own team, managed by a member of the Executive Committee, and was implemented within each business unit. In 2006, these practices were fully integrated in the business units’ day-to-day operations and acted as a positive leverage on the Group’s operational performance. Not only has the PTI program resulted in significant savings, it has also brought new knowledge and methodologies to the Group as a whole. We believe we can now build on this success and will launch three new initiatives focused on patent portfolio management and our licensing programs, the remodeling of the worldwide supply chain for the Access Products business within the Systems division into one global solution and developing a new customer relationship approach based on the latest Customer Relationship Management methodologies.

Sourcing

Thomson has a centralized Sourcing organization with dedicated teams per business unit (80% of total Sourcing resources) and central Competence Centres working on global and common activities. Our employees are present both in countries where suppliers are located (particularly Asia) and where our businesses are located (R&D, Operations, Product Management). They select and manage our network of suppliers of raw materials, components, finished goods, services and equipment. Their objective is to optimize supply arrangements and benefit from global volumes and common vendors, the standardization and deployment of best practices throughout the different operational divisions, while staying in close touch with the business units’ needs. In addition, Thomson has built relationships with key suppliers like Kodak, Elcoteq, Solectron, DHL, Broadcom, STMicroelectronics and Benchmark, thus strengthening its position for the purchase of raw materials, contract manufacturing, logistic services and key integrated circuits.

In 2006, Thomson obtained significant price reductions linked to the sourcing performance and to the increased competition among our suppliers. We have been able to increase the portion of the manufacturing outsourcing for our decoder activity from 10% in 2004, to 70% in 2005 and 85% in 2006. We have also focused on expanding upstream sourcing activities in coordination with our R&D activities across the Group in order to optimize cutting edge technology with sourcing requirements based around standard platforms. We have renegotiated our agreement with IBM regarding the provision by IBM of key procurement services in order to anticipate the expected spending decrease due to the exit of certain activities.

We believe that the termination of any one of our supply contracts would not materially endanger our operations or financial condition. The principal suppliers of the Group in 2006 are of five types:

•

suppliers of components or primary materials for Systems and Services activities (STMicroelectronics, Broadcom, Kodak, Bayer, Viva, etc.);

•

suppliers of components or sub-assembly parts for our Technology division (Infineon, Epcos, TI, etc.);

•

suppliers of finished products for the telephony products within the Systems division, which are primarily Asian-based suppliers (CCT, GCT, SunCorp, Rockway, etc.);

•

contract manufacturers for various products in the Systems division such as Satellite, and Cable decoders and Telecom and Broadcast & Networks equipment (Elcoteq, Solectron, Askey, Foxconn, Benchmark, Flextronics, Jabil, Celestica, etc.);

•

suppliers of logistical services (DHL, Schneider Logistics, Géodis Logistics, etc.).

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

2006 FORM 20-F - THOMSON GROUP - 43

Back to contents

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

Thomson has also granted an exclusive license to TTE to produce and market television sets under the RCA® brand principally in the United States until August 1, 2024 and the THOMSON™ brand in European Union, as well as certain other regions, until December 31, 2008 (subject to certain conditions).

In 2005, we acquired Nextamp, Inventel, MediaSec and Cirpack assets and business, including the Nextamp™, Inventel™, MediaSec™ and Cirpack™ trademarks.

In 2005, Thomson granted a non-exclusive worldwide license to Eagle Corporation Limited (Videocon Group) to use the Thomson™ trademark in relation to color tubes for televisions from February 2005 to December 31, 2006.

In December 2006, and further to the transfer of its Accessory business to the U.S.-based company, Audiovox, Thomson agreed to partially assign to the purchaser, and only in relation to Accessories, the RCA trademark.

C. Organizational Structure

Please refer to Note 39 to our consolidated financial statements for a list of Thomson’s main subsidiaries.

D. Property, Plants and Equipment

Industrial Facilities and Locations

We have developed an industrial organization with important manufacturing and distribution operations in order to deliver our product and service offerings to our customers. In addition, we rely on outsourcing for the manufacturing of some of our finished products.

Our objective is to continually improve the location and the organization of our manufacturing operations to reduce our production costs, minimize our stock levels and our lead-times while minimizing negative impacts that could affect the environment, health and safety. Over the last few years, we have implemented an outsourcing policy for the manufacturing of a significant proportion of standardized products in order to focus our resources on the conception and commercialization of high-end components, products, and services. At the end of 2006, we had facilities involved in the production and distribution of DVDs and VHS tapes, in motion picture film processing, and in the production of broadcasting equipment, set-top decoders, audio products, and electronic components.

The table below shows our principal industrial facilities by division at the end of 2006. We own or lease all of these facilities, including the Chinese facility, which is subject to a long-term lease due to local legal requirements. We also lease our office buildings in Boulogne, France and Indianapolis, Indiana, USA and the facility in Rennes, France referred to below. For more information on these leases, see the discussion under Item 5: “Operating and Financial Review and Prospects––Liquidity and Capital Resources”, as well as Note 35 to our consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - 44

Back to contents

PRINCIPAL INDUSTRIAL FACILITIES
Division (1)	Products
Services:
Pinckneyville (Illinois, USA)	DVD
Camarillo (California, USA)	DVD
Guadalajara (Mexico)	DVD
Mexico City (Mexico)	DVD
Memphis (Tennessee, USA)	DVD
Mexicali (Mexico)	DVD
Millenium Park (Michigan, USA)	DVD
Mirabel (Canada)	Film
New York (New York, USA)	Film
Montreal (Canada)	Film
North Hollywood (California, USA)	Film
Schifflange (Luxemburg)	DVD
Cwmbran (UK)	DVD
Piaseczno (Poland)	DVD
Coventry (UK)	DVD
Madrid (Spain)	Film
Rome (Italy)	Film
West Drayton (UK)	Film
Melbourne (Australia)	DVD
Sydney (Australia)	DVD
Bangkok (Thailand)	Film
Systems:
Manaus (Brazil)	Decoders
Nevada City (California, USA)	Grass Valley
Rennes (France)	Grass Valley
Breda (The Netherlands)	Grass Valley
Weiterstadt (Germany)	Grass Valley
Technology:
Batam (Indonesia)	Components
Non-Core – Displays & CE Partnerships:
Genlis (France)	Manufacturing
Angers (France)	Manufacturing
Discontinued Activities:
Dongguan (China) (2)	AVA, Access Products

(1)

Facilities used by more than one division are listed according to their principal divisional affiliation.

(2)

This facility remains active but is included in our consolidated financial statements as assets held for sale as part of the AVA businesses.

2006 FORM 20-F - THOMSON GROUP - 45

Back to contents

Environmental Matters

As a global leader in providing a diverse range of video technologies, systems, equipment, and services to consumers and professionals in the M&E industries, Thomson seeks to establish and apply consistent environmental standards in its facilities worldwide. Such standards should not only assist each of our locations in meeting all requirements of the country in which it is located, but may also enable each to develop programs that go beyond local regulatory requirements. To support and encourage environmental leadership, Thomson has established a number of programs and initiatives to assist the Group in achieving these standards. These programs are led and implemented by the Group’s EH&S Organization. The four most significant of these are described below:

1.

Corporate Environmental, Health and Safety (EH&S) Charter: the EH&S Charter, updated in 2005, along with its appropriate supporting policies and guidelines, is the cornerstone of our EH&S program. It defines key management principles designed to protect human health and the environment, to help us meet our legal and corporate responsibilities, and to provide a measure of guidance for each of our locations’ activities and operations. The EH&S Charter has been translated into four languages and is displayed at each industrial site and is available on-line at all locations via an internal EH&S website;

2.

EH&S audits: our EH&S audits are a key part of Thomson’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive corporate audit program was implemented in 1996. The aim of the audit program is to review our industrial locations’ compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel throughout the organization, identifying “best practices”, communicating successful initiatives among plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to broader aspects of our multi-faceted business. In 2006, 17 locations were audited as part of our objective of auditing each industrial location at least every three years;

3.

Implementation of an Environmental Management System (EMS): an EMS is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. ISO 14001 is the most widely accepted international standard for an EMS. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor environmental impacts of its activities. In 2001, Thomson’s Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004. Currently, 27 locations have completed the ISO 14001 certification process, and two additional sites have been identified to work toward certification in 2007;

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

2006 FORM 20-F - THOMSON GROUP - 46

Back to contents

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

Soil and groundwater contamination was detected near a former production facility acquired from General Electric and owned by Thomson from 1987 to 1992 in Taoyuan, Taiwan. Production activities at this site ceased after being sold by the Group. Thomson, working with the local Taoyuan Environmental Protection Bureau, has completed an investigation and feasibility study relating to potential groundwater contamination issues and is currently awaiting approval of the remediation plan. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health, and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health, and safety obligations and related risks.

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

2006 FORM 20-F - THOMSON GROUP - 47

Back to contents

Item 4.A Unresolved Staff Comments

None.

2006 FORM 20-F - THOMSON GROUP - 48

Back to contents

Item 5 Operating and Financial Review and Prospects

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. Note 40 to our consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us and reconcile our net income and shareholders’ equity.

Overview

Thomson’s core business is to provide the M&E industries with the services, systems, and technologies they need to achieve their commercial objectives and to optimize their performance in a changing technology environment for video and imaging. We have developed leading positions at the intersection of entertainment, media and technology and offer complete solutions to content providers, network operators, manufacturers and distributors. For a description of our strategy, please refer to Item 4: “Information on the Company—History and Development of the Company—Our Strategy.”

Our businesses are organized in three divisions representing our core business, Services, Systems, and Technology, with a fourth activity covering our Non-Core activities, Displays & CE Partnerships. For a more detailed description of the organization of our businesses, see Item 4: “Information on the Company—History and Development of the Company—Our Organization” and for a description of the products and services provided by each of our divisions, see Item 4: “Information on the Company—Business Overview,” respectively.

Key Economic Drivers

Our strategic priorities described under Item 4: “Information on the Company—History and Development of the Company—Our Organization” are based on our vision of how the M&E industries may develop by 2010. We believe the most significant long-term trends include the following:

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

These long-term trends represent the Group’s vision of how the M&E industries may develop by 2010 and they influence how the Group is allocating and plans to allocate its resources and continue its development and delivery of innovative products, services and technologies that are, and become, widely adopted in response to these anticipated long-term trends in the M&E industries.

Summary of Results

In 2006, consolidated net sales from continuing operations amounted to €5,854 million, compared with €5,591 million in 2005, an increase of €263 million, or 4.7% at current exchange rates (5.2% at constant 2005 exchange rates reflecting a negative currency impact of €29 million). This increase resulted primarily from strong growth in revenues recorded by our Systems division reflecting both organic growth and the effects of acquisitions made in 2005, while revenues in our Services and Technology divisions remained stable. Sales in 2004 were €5,980 million, which included €845 million from TV activities deconsolidated from August 2004. The contribution to consolidated net sales from our Services, Systems and Technology divisions and Corporate activity (our “Core Business”) grew by €412 million, representing a 7.7% increase compared to 2005, as discussed in more detail under “—Analysis of Net Sales” below or by €441 million, representing an 8.3% increase at constant 2005 exchange rates. Results for 2006, 2005 and 2004 are presented according to IFRS 5 and therefore exclude activities now treated as discontinued from results with continuing operations. The originally reported revenues and profit from continuing operations before tax and net finance costs for Thomson for 2005 were €5,691 million and €382 million respectively, of which €100 million of revenue and a loss of €8 million, respectively, were from activities since treated as discontinued in 2006 (principally parts of the AVA business). Thomson’s profit from continuing operations before tax and net finance costs was €479 million in 2006, representing 8.2% of revenues from continuing activities, compared to €390 million for 2005 and €463 million for 2004. The profit of the Core Business was €504 million in 2006, representing a margin of 8.8% on Core Business revenues, compared to €512 million in 2005 and €574 million in 2004.

2006 FORM 20-F - THOMSON GROUP - 49

Back to contents

This result reflects depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €454 million in 2006 (compared with €443 million in 2005 and €398 million in 2004).

Research and development (R&D) expenses for the Core Business (net of external funding) amounted to €279 million in 2006, or 4.9% of net sales in 2006, compared with €221 million or 4.1% in 2005. R&D expenses represented 3.4% of net sales in 2004. Out of the total spending on research and development in 2006, €95 million was within the Technology division, which includes the Group’s corporate research operations.

Restructuring charges in continuing operations amounted to €116 million in 2006, compared with €49 million in 2005 and €68 million in 2004. Thomson decided to accelerate restructuring plans for its residual non-core Displays & CE Partnership operations (“Non-Core operations”), principally in France. As a result, one-time restructuring charges in Non-Core operations amounted to €79 million in 2006 (compared to €24 million in 2005 and €20 million in 2004), while in the Core Business restructuring charges were €37 million (compared to €25 million in 2005 and €48 million in 2004).

Cost and liability reduction programs also focused on post-retirement obligations. Following changes in legislation and in market practice, Thomson amended certain medical and healthcare plans to better harmonize benefits across the Group, including the Core Business and the Non-Core operations. These amendments resulted in a substantial reduction in the actuarial liability reflected on the Group’s balance sheet, reflected in part through shareholders’ equity and in part through a gain to profit from continuing operations before tax and net financial costs of €167 million. Most of this gain relates to the Group’s former consumer electronics businesses and is credited to the continuing Non-Core operations business results.

Finance costs amounted to €200 million in 2006 compared with €42 million in 2005 and €28 million in 2004 (including a net non-cash gain of €6 million on the mark-to-market of the embedded option in the Silver Lake convertible bond in 2006, compared to a net non-cash gain of €94 million in 2005).

The share of loss from associates was €86 million (compared to €82 million in 2005 and €20 million in 2004). This loss was mainly due to the Group’s stake in TCL Multimedia, prior to the reduction of this stake in November 2006.

Finance costs and share of losses from associates were impacted by the loss on the disposal of 10% of the share capital of TCL Multimedia, the write-down of the residual stake to the market price at December 31, 2006 and costs relating to the amendment of various agreements with TTE and TCL Multimedia. A total of €156 million of costs and charges were recorded in these line items in connection with our interest in TCL Multimedia, including a charge of €70 million, which was accounted for in other financial expenses under finance costs, and a charge of €86 million recorded as a loss from associated entities. The Non-Core operations business results also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements between Thomson and TTE, bringing Thomson’s aggregate charges related to TCL Multimedia and TTE to €181 million in 2006.

The Group’s current tax charge was €59 million (2005: €42 million, 2004: €91 million). In addition, principally reflecting major changes in withholding tax regulations in France, an additional deferred tax asset of €59 million was recorded in 2006, leading to an overall reported tax charge of zero.

2006 FORM 20-F - THOMSON GROUP - 50

Back to contents

The Group’s profit from continuing activities in 2006 was therefore €193 million (2005: €198 million, 2004: €322 million).

Certain activities were treated as discontinued operations under IFRS 5 in the 2006 results and in the 2005 and 2004 comparative figures, principally (i) the bulk of the Displays activity, sold in 2005 through two distinct transactions concluded with the group Videocon, (ii) the glass activity sold to the group Rioglass, (iii) the optical business, and (iv) the held-for-sale AVA businesses. The loss from discontinued or held-for-sale activities totaled €138 million for 2006 (2005: €771 million), of which €121 million relates to the AVA businesses (2005: €46 million). The 2005 figure included €725 million related to the Displays activities exited during 2005.

As a result, the Group recorded a net income of €55 million, compared to a net loss of €573 million in 2005 and a net loss of €561 million in 2004. Thomson’s net income per share on a non-diluted basis was €0.14 in 2006, compared to a net loss per share of €2.15 in 2005 and a net loss of €2.05 in 2004.

For more information on our 2006 results, see “—Results of operations for 2006 and 2005” below.

On April 26, 2007, Thomson announced its revenue for the first quarter of 2007. For more information about our first quarter 2007 results and the full text of that announcement, refer to our report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 26, 2007, certain parts of which are incorporated herein by reference and included as Exhibit 99.1 to this report.

Seasonality

Our net sales across our divisions have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the year-end holidays. The net sales of the continuing operations in the second half of 2006 totaled €3,225 million, representing 55% of the annual net sales of the Group, compared to €3,011 million in the second half of 2005, representing 54%.

The net sales of our Services businesses in the second half of 2006 totaled approximately €1.4 billion, representing 55% of the division’s 2006 net sales, compared to approximately €1.4 billion in the second half of 2005, representing 57% of the division’s 2005 net sales. In 2004, our Services businesses recorded net sales of €1.3 billion during the second half of 2004, representing 55% of the division’s 2004 net sales. The net sales of our Systems businesses in the second half of 2006 totaled approximately €1.5 billion, representing 56% of the division’s 2006 net sales, compared to 53% in the second half of 2005. In 2004, our System businesses recorded net sales of €1.2 billion during the second half of 2004, representing 60% of the division’s 2004 net sales. The net sales of our Technology businesses in the second half of 2006 totaled approximately €284 million, representing 52% of the division’s 2006 net sales, compared to 53% in 2005. In 2004, our Technology businesses recorded net sales of €280 million during the second half of 2004, representing 56% of the division’s 2004 net sales.

The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and net finance costs referred to in this paragraph as “profit from continuing operations”), driven by the fact that costs are spread more evenly than sales over the year. Our consolidated profit from continuing operations totaled €372 million in the second half of 2006, or 78% of our 2006 consolidated profit from continuing operations, compared with 63% in the last six months of 2005 and 75% in the second half of 2004. Presented separately, the profit from continuing operations of the Services division in the second half of 2006 represented 95% of total year profit from continuing operations for this division, compared to 68% in 2005 and 75% in 2004 over the same period. The profit from continuing operations of the Systems division in the second half of 2006 represented 82% of total year profit from continuing operations for this division, compared to 67% in 2005 and 80% in 2004 over the same period.

Effect of exchange rate fluctuations

We estimate that the impact of translating into euro revenues of operating entities that are denominated in currencies other than euro had a negative impact of €29 million on our net sales as expressed in euro in 2006. We estimate that the impact of translating into euro the operating results of operating entities that are denominated in currencies other than euro had a negative impact of €3.4 million in 2006 on our profit from continuing operations before taxes and net finance costs as expressed in euro in 2006.

2006 FORM 20-F - THOMSON GROUP - 51

Back to contents

In the sections entitled “—Results of Operations for 2006 and 2005” and “—Results of Operations for 2005 and 2004”, certain net sales figures at the Group and segment levels are presented where indicated on a comparable basis at constant exchange rates. To this end, the actual figures of the earlier financial year in the respective year-on-year comparison are adjusted to eliminate exchange rate effects by applying for the more recent year the average exchange rate used for the income statement for the earlier financial year. We believe this presentation of changes in net sales, adjusted to reflect exchange rate fluctuations, for this year-on-year comparison is helpful for analyzing the performance of the Group. The table below sets forth the exchange rate effect on our net sales from continuing operations in 2006, compared with the 2005 results and exchange rates, on a consolidated and segment-by-segment basis.

Sales in € millions (except % data)	2005 net sales at 2005 exchange rates	2006 net sales at 2005 exchange rates	Exchange rate impact	2006 net sales at 2006 exchange rates	Change in % at constant 2005 exchange rates	Change in % without adjusting for constant exchange rates
Continuing operations	5,591	5,883	(29)	5,854	5.2	4.7
Of which:
Services	2,487	2,503	(14)	2,489	0.6	0.1
Systems	2,262	2,696	(12)	2,684	19.2	18.7
Technology	546	549	(2)	547	0.5	0.2
Corporate	40	28	(1)	27	(30.0)	(32.5)
Displays & CE Partnerships	256	107	(0)	107	(58.2)	(58.2)

With regard to our 2005 results, the impact of translating revenues of operating entities that were denominated in currencies other than euro into euro had a positive impact of €40 million on our net sales as expressed in euro in 2005 compared to 2004. We estimate that the impact of translating the operating results of operating entities that were denominated in currencies other than euro into euro had a positive impact of €1.3 million in 2005 on our profit from continuing operations before taxes and net finance costs as expressed in euro in 2005. The table below sets forth the exchange rate effect on our net sales from continuing operations in 2005, compared with the 2004 results and exchange rates, on a consolidated and segment-by-segment basis.

Sales in € millions (except % data)	2004 net sales at 2004 exchange rates	2005 net sales at 2004 exchange rates	Exchange rate impact	2005 net sales at 2005 exchange rates	Change in % at constant 2004 exchange rates	Change in % without adjusting for constant exchange rates
Continuing operations	5,980	5,551	40	5,591	(7.2)	(8.5)
Of which:
Services	2,338	2,466	21	2,487	5.5	6.4
Systems	2,054	2,244	18	2,262	9.3	10.0
Technology	498	545	1	546	9.4	9.6
Corporate	23	40	0	40	73.9	73.9
Displays & CE Partnerships	1,067	256	0	256	(76)	(76)

2006 FORM 20-F - THOMSON GROUP - 52

Back to contents

Geographic Breakdown of Net Sales

The table below sets forth our 2006, 2005 and 2004 net sales of continuing operations broken down by destination and classified by the location where the customer is invoiced. As illustrated below, our most important markets are North America and Europe, accounting respectively for 46% and 34% of our 2006 net sales.

Net sales of continuing operations by destination	2006	2005	2004
North America	46%	49%	52%
Europe	34%	33%	34%
Asia	10%	11%	11%
Others	10%	7%	3%

The table below sets forth our 2006, 2005 and 2004 net sales of continuing operations broken down by origin and classified by the location of the entity that invoices the customer. As illustrated below, our most important markets are North America and Europe, accounting respectively for 40% and 47% of our 2006 net sales.

Net sales of continuing operations by origin	2006	2005	2004
North America	40%	44%	49%
Europe	47%	43%	41%
Asia	6%	5%	4%
Others	7%	8%	6%

Events Subsequent to December 31, 2006

Please see Note 38 to our consolidated financial statements for information on events subsequent to December 31, 2006.

Critical Accounting Policies

Thomson’s principal accounting policies are described in Note 2 to our consolidated financial statements. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates, while different assumptions or conditions may yield different results. Thomson’s management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

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

For the year ended December 31, 2006, the Group recognized depreciation expense amounting to €183 million related to tangible fixed assets and amortization expense of €148 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2006, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €813 million and €804 million, respectively.

2006 FORM 20-F - THOMSON GROUP - 53

Back to contents

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates on a regular basis certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

Impairment Tests of Goodwill and Intangible Assets with Indefinite Useful Lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods. These assumptions used by the Group for the determination of the recoverable amount are described in Note 14 to our consolidated financial statements.

As of December 31, 2006 the net book value of goodwill and indefinite-lived intangible assets amounted to €1,714 million and €267 million, respectively.

Thomson performed an annual impairment test in 2006, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Deferred Tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2006, the Group has recorded a €143 million deferred tax liability and €397 million of deferred tax assets reflecting management’s estimates.

Post-Employment Benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

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

2006 FORM 20-F - THOMSON GROUP - 54

Back to contents

As of December 31, 2006 the post-employment benefits liability amounted to €572 million. The present value of the obligation amounted to €756 million, the fair value of plan assets amounted to €187 million and unrecognized prior service cost and held for sale reclassification amounted to €3 million. For the year ended December 31, 2006, the Group recognized €121 million of gain related to such liability including a curtailment gain of €167 million.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits obligations as of December 31, 2006 by €5 million at December 31, 2006 closing exchange rates and the post-retirement benefit expense by €1 million at December 31, 2006 closing exchange rates. The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits obligation as of December 31, 2006 by €7 million at December 31, 2006 closing exchange rates and post-retirement benefit expense by €1 million at December 31, 2006 closing exchange rates.

Capital gain on Exchange of Non-Monetary Assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson contributed its TV manufacturing business to a new entity, TTE, in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date. Thomson has assessed the capital gain resulting from this transaction as being the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

In order to determine the fair value of the business disposed of the Group’s management has applied certain valuation techniques using assumptions that have impacted the fair value of the business disposed of and therefore the capital gain recognized. The Group set up a measurement process that involved an external appraiser using several methodologies, which converge and of which one is based on external available information.

Provisions and Litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc., management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 36 to our consolidated financial statements for a description of the significant legal proceedings and contingencies.

Measurement of the Conversion Option Embedded in Certain Convertible Debt

On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in U.S. dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares (the “Bonds”). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations under IFRS. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2006, the change in fair value required Thomson to recognize a net non-cash financial gain amounting to €6 million (comprising a gain of €4 million and a foreign exchange gain of €2 million). In 2005, the change in fair value required Thomson to recognize a net non-cash financial gain amounting to €83 million (comprising a gain of €94 million and a foreign exchange loss of €11 million). In 2004, the change in fair value required Thomson to recognize a net non-cash financial loss amounting to €84 million (comprising a loss of €83 million and a foreign exchange loss of €1 million). However, since IAS 32 and 39 apply only from January 1, 2005, the loss incurred from inception to December 31, 2004 has been charged against equity.

2006 FORM 20-F - THOMSON GROUP - 55

Back to contents

Changes in Accounting Principles

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005, except for the standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2006 (for more information see Note 2 to our consolidated financial statements).

The most significant new accounting principle applied as of January 1, 2006 is IFRIC 4, Determining Whether an Arrangement Contains a Lease. This interpretation provides guidance on determining whether arrangements that do not take the legal form of a lease (e.g., certain take-or-pay contracts or outsourcing contracts) should, nonetheless, be accounted for in accordance with IAS 17 Leases. The standard specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. Within the Services segment, our Broadcast Network Services activity assembles programming and manages the play-out of video content for broadcasters through play-out facilities owned by the Group. The assets used in these facilities are sometimes used for and dedicated to a single customer and therefore may fall within the scope of IFRIC 4. The analysis of these contracts show that the major risks and rewards related to these assets are retained by the Group and therefore these contracts should be considered as operating lease agreements without any changes to the accounting treatment previously applied by the Group.

The other standards, amendments and interpretations effective in 2006 have no impact on Thomson’s financial statements or had already been adopted prior to their effectiveness. For a description of the accounting principles applied by the Group, see Note 2 to our consolidated financial statements.

Evolution of Division Structure

Changes in Scope of Consolidation in 2006

(a) Main Acquisitions

On January 13, 2006, Thomson acquired the network services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems (“Convergent”). These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately U.S.$ 37 million (equivalent to €32 million at the date of transaction exchange rate), subject to an increase by up to U.S.$ 7 million (€5 million at the December 31, 2006 exchange rate) dependent upon the performance of this company in 2006 and 2007. Thomson consolidates this activity from January 13, 2006 as part of the Service segment.

On January 26, 2006, Thomson took the control of 94% of the share capital of Canopus Co., Ltd (“Canopus”), a Japanese company listed on the Tokyo Stock Exchange, for a total consideration of ¥12 billion (equivalent to €87 million at the date of the transaction exchange rate). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was completed in two steps. As a first step, on December 5, 2005, Thomson acquired 33% of the share capital of Canopus Co., ltd via a private agreement. As a second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, giving Thomson control of an additional 61% of the share capital of Canopus. The purchase price was partially paid in cash and partially by the delivery of 821,917 Thomson shares. On August 11, 2006, Thomson acquired the remaining 6% of the share capital for €6 million and delisted this company from the Tokyo Stock Exchange. The company is fully consolidated from January 26, 2006. Canopus is included in the Systems segment.

On June 23, 2006, Thomson acquired the remaining (16%) minority interests in the share capital of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for €2 million paid in cash. This acquisition followed an initial acquisition by Thomson of 10% of the share capital of Nextamp in 2004, and a second acquisition of 74% of the capital for €7 million paid in cash in 2005. The total cost of the purchase amounts therefore to €9 million. The company is fully consolidated from June 17, 2005 and is included in the Technology segment.

On July 3, 2006, Thomson acquired for €17 million the 49% minority interest of VCF Thématiques (“VCF”). This acquisition followed an initial transaction made in October 2005 whereby Thomson had acquired 51% of the share capital through a capital increase of €17 million. The company has been fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of €16 million as of December 31, 2005. VCF Thématiques is included in the Services segment.

2006 FORM 20-F - THOMSON GROUP - 56

Back to contents

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (“NOB – CMF”), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB) for a total consideration of €17 million. This company delivers global consulting and management services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in the Netherlands. NOB CMF has been consolidated from October 4, 2006 and is included in the Services segment.

Due to the complexity of the businesses acquired, the identification and evaluation of purchased intangible assets frequently require external expert appraisals, which mean that the Group generally does not finalize purchase price allocations at the closing date. Consequently, for all the acquisitions mentioned above (except for the transaction with minority interests), the purchase price allocation exercise will be completed, as required, within 12 months of the acquisition, and is not yet finalized.

(b) Main Disposals

In 2005, Thomson agreed to transfer to a German company, its remaining optical technology assets and employees in the first semester of 2006. The definitive sale was completed in March 2006.

In October 2006, Thomson reached an agreement with TCL Multimedia, a company listed on the Hong Kong Stock Exchange and the parent company of TTE and TCL Corporation, to facilitate TTE’s evolution in Europe, to secure the continuation of activities at Thomson’s Angers factory as well as to resolve certain issues with the existing contractual framework. In particular, this agreement provided for the termination of the right granted by Thomson to TTE to use the “Thomson®” trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to terminate the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson ceased to have a significant influence over TCL Multimedia and, as of that date, no longer accounted its interests in TCL Multimedia under the equity method. As of December 31, 2006, Thomson’s remaining interest in TCL Multimedia is classified as an available-for-sale financial asset (see Note 17 to our consolidated financial statements).

Notification of Participations Acquired in the Share Capital of French Companies

Under article L. 233-6 of the French Commercial Code, we disclosed that in 2006:

•

on March 9, 2006, Thomson acquired 17.5% of Quinta Industries (formerly Datacine Group);

•

on June 23, 2006, Thomson acquired 16% of Nextamp; and

•

on July 3, 2006, the Group acquired 49% of VCF Thématiques.

Changes in Scope of Consolidation in 2005

(a) Main Acquisitions

On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to €4 million. This company is fully consolidated from that date.

On March 14, 2005, Thomson acquired 33% control over ContentGuard Holdings, Inc. for an amount of U.S.$ 27 million. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under the proportionate consolidation method from that date.

On March 29, 2005, Thomson acquired 100% of Inventel, a leading provider of innovative voice and data solutions to telecom operators and Internet Service Providers (ISP). Combining Inventel’s expertise with Thomson’s world leading positions in DSL and video technologies and solutions is expected to enable the Group to expand its customer base, market reach and ranges of multiple-play gateways.

2006 FORM 20-F - THOMSON GROUP - 57

Back to contents

The total purchase consideration amounted to €146 million consisting of:

•

€81 million paid in cash at the closing date;

•

€65 million paid or to be paid in Thomson shares as follows:

-

2,351,648 shares delivered at the closing date (€49 million), subject to a lock-up. 1,175,824 shares were released and transferred on June 30, 2006 together with 698,836 additional shares as a result of a price guarantee,

-

712,498 shares to be delivered in different installments from 2006 to 2008 and subject to certain price adjustments (€14 million of which 314,337 shares were delivered in 2006 together with 186,822 additional shares in respect of the price adjustment), and

-

87,074 shares to be delivered on June 30, 2006 and 2007 depending on earn-out conditions (€2 million of which 72,271 shares were delivered in 2006 together with 42,954 additional shares in respect of the price adjustment).

Thomson may be required to make a subsequent payment in its shares to the sellers as compensation for any reduction below a threshold in the value of shares to be delivered. Thomson may also elect to pay cash in lieu of part or all of the shares to be delivered in cash.

In addition, options to purchase a maximum of 1,760,000 shares were granted to the sellers with an exercise price of €20.72 per share depending on certain retention conditions and vest 50% from July 1, 2006 until September 30, 2007 and 50% from July 1, 2007 until February 29, 2008. This number of option shares is capped to yield total contingent consideration not exceeding €8.8 million on each of the two vesting dates based on the then-current market value of Thomson’s shares. The company is fully consolidated in the Systems division from March 29, 2005.

On April 20, 2005, Thomson acquired 100% of Cirpack, a French based company. Cirpack has key softswitch technology expertise that allows telecom operators to drive voice, data and video convergence in IP networks.

The total purchase consideration amounted to €82 million consisting of:

•

€40 million paid in cash at the closing date;

•

€42 million to be paid in Thomson shares as follows:

-

1,050,878 shares delivered on April 20, 2006,

-

1,050,878 shares to be delivered on April 20, 2007.

Thomson may be required to make a subsequent payment in its shares to the seller as compensation for any reduction below a specified threshold in the value of shares to be delivered. In addition, options to purchase a maximum of 2,101,756 shares were granted to the sellers with an exercise price of €20.23 per share depending on retention conditions and vest 50% in April 2006 and 50% in April 2007. This number of shares to be remitted on exercise is reduced to €14 million based on the then-share price of Thomson shares. The company is fully consolidated from April 20, 2005.

On June 17, 2005, Thomson acquired 73% of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking, for total consideration of €7 million paid in cash. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy. An additional 1% was acquired in September 2005, with the remaining 16% of the share capital of Nextamp acquired on June 23, 2006 for €2 million paid in cash, as discussed above under “Main Acquisitions” for 2006. The total cost of the purchase amounts therefore to €9 million. The company is fully consolidated from June 17, 2005.

On August 26, 2005, Thomson announced the acquisition of 100% of the American company Premier Retail Network Corporation, the leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers. The purchase price amounted to U.S.$299 million paid in cash (equivalent to €243 million at the date of transaction exchange rate), including a normalized level of working capital. Premier Retail Network is part of Thomson’s Network Services business unit in the Services segment. The company is fully consolidated from August 26, 2005.

On October 27, 2005, Thomson acquired 51% of VCF Thématiques. The investment took the form of a capital increase of €17 million and allows Thomson and the previous owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day. According to the shareholder’s agreement, Thomson may purchase and may be required to purchase the remaining 49% interest from June 2006, at a price depending on the evolution of the results of the Company (acquisition made on July 3, 2006, see above main acquisitions 2006). The company is part of Thomson’s Network Services business unit in the Services Segment. The company is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder is recorded as a debt at an estimated amount of approximately €16 million.

2006 FORM 20-F - THOMSON GROUP - 58

Back to contents

On December 31, 2005, Thomson purchased 100% of TBM for an amount paid of approximately €133 million (of which €64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is still subject to adjustment depending on the level of working capital and cash measured as of the acquisition date, as determined in the contract. This acquisition follows the announcement of a strategic partnership between Thomson and Thales (a leading electronic group), specifically in the domain of high-video content management.

(b) Main Disposals

On February 28, 2005, Thomson transferred its tubes production site at Anagni, Italy, to the Indian Group Videocon, a leader in consumer electronics in India, for a consideration of €10 and committed to recapitalize the sold company with €103 million in cash as of the transaction date and a further €85 million at the first anniversary date.

On June 28, 2005, Thomson signed an agreement for the sale of its Displays activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as certain related research and development and sales, marketing and administrative functions, to the Indian group, Videocon. The definitive agreement was entered into on September 30, 2005. Thomson received a cash payment of €240 million for its Displays activities and technology. Thomson has also invested €240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and home appliances. This investment was effected in the form of shares represented by global depositary receipts (“GDRs”) listed on the Luxemburg Stock Exchange. The price is subject to adjustment clauses normal for this type of agreement. The shareholder agreement between Thomson and certain shareholders of Videocon Industries, signed on September 30, 2005, provides certain rights and obligations among the parties, for so long as Thomson holds at least 3% of the outstanding shares of Videocon Industries. Thomson may not transfer any shares until September 30, 2008, subject to certain exceptions, in particular (i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, (ii) Thomson may enter into lending arrangements with respect to these shares, and (iii) Thomson may sell up to 10% of its holding under various conditions. The total impact of this disposal was a consolidated loss in 2005 totaling €97 million.

On June 30, 2005, Thomson entered into an agreement pursuant to which the Spanish glass group Rioglass took over its glass cathode ray tubes glass activity, Videoglass, located at Bagneaux-sur-Loing in France. Rioglass set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries. The definitive agreement was entered into on December 23, 2005. Thomson is committed to certain future payments to Rioglass that have been recorded in Thomson’s consolidated financial statements. The total impact of this disposal was a consolidated loss in 2005 amounting to €89 million (see Note 12 to our consolidated financial statements).

(c) Other 2005 Changes

As part of the transaction with TCL Multimedia for the creation of TTE, Thomson entered into an exchange option agreement which enabled Thomson to exchange its 33% investment in TTE against 29.32% in TCL Multimedia, the new parent of TTE. The exchange occurred on August 10, 2005. After this exchange, TCL Multimedia owns 100% of TTE. This transaction was analyzed as an exchange without commercial substance and therefore accounted for at carrying value. As for the investment in TTE, the investment in TCL Multimedia remained accounted for under the equity method until November 3, 2006 as discussed above under main disposals in 2006. The investment in TCL Multimedia was subject to a lock-up. Pursuant to the agreement between Thomson and TCL Corporation in October 2006, these lock-up provisions were terminated, as described above under “Changes in scope of consolidation in 2006 – (b) Main Disposals”.

Notification of Participations Acquired in the Share Capital of French Companies

Under article L. 233-6 of the French Commercial Code, we disclosed that in 2005:

2006 FORM 20-F - THOMSON GROUP - 59

Back to contents

•

on March 29, 2005, the Group acquired 100% of Inventel;

•

on April 20, 2005, the Group acquired 100% of Cirpack;

•

on June 17 and September 19, 2005, Thomson acquired 74% of Nextamp;

•

on October 27, 2005, the Group acquired 51% of VCF Thématiques; and

•

on December 31, 2005, Thomson acquired 100% of Thales Broadcast & Multimedia SA.

Results of Operations for 2006 and 2005

The Group’s revenues and profit from continuing operations before tax and net finance costs for the years 2006 and 2005 are presented below for each of the divisions – Services, Systems and Technology – and for the non-core Displays & CE Partnerships activity. The results of discontinued operations, principally the Displays activities, the TV business relating to the Group’s holding in TCL Multimedia and the Audio/Video and Accessories (AVA) businesses are presented separately under “—Profit (Loss) from Discontinued Operations”.

Our results are presented in accordance with IFRS 5 and therefore exclude activities treated as discontinued from the results for continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported 2005 results have, therefore, been adjusted to take into account the expansion during 2006 of the discontinued perimeter in respect of the held-for-sale AVA businesses, principally the retail terrestrial decoder activity (see Note 5 to our consolidated financial statements). The analysis below uses these restated figures. For example the originally reported Group revenues for 2005 were €5,691, which included €100 million of revenues now treated as discontinued.

Analysis of Net Sales

In 2006, consolidated net revenues from continuing operations amounted to €5,854 million, compared with €5,591 million in 2005, an increase of €263 million or 4.7% (5.2% at constant 2005 exchange rates, reflecting a negative currency impact of €29 million). The contribution in 2006 to consolidated net revenues from continuing operations of our Core Business grew by €412 million or 7.7% (8.3% at constant 2005 exchange rates, reflecting a negative currency impact of €29 million).

This performance reflected significant growth in our Systems division, particularly in our offerings for telecom and cable operators and the Broadcast & Networks businesses, while sales in the Services division were stable in 2006 compared to 2005, reflecting revenue growth in Network Services, which offset lower sales in other businesses. Revenues from our Technology business were stable at €547 million (2005: €546 million).

Perimeter effects from 2006 acquisitions (Convergent and NOB-CMF in Network Services and Canopus in Broadcast & Networks) and the acquisition of TBM on December 31, 2005 added €243 million to our consolidated net sales in 2006, of which TBM contributed around half. The organic growth of continuing operations activities was augmented by the full-year consolidation impact in 2006 of businesses acquired in 2005 in the Services and Systems divisions, principally Inventel in Access Products and Cirpack in Network Software, acquired in March and April 2005, respectively.

Services

Consolidated net revenues for the Services division totaled €2,489 million in 2006 compared with €2,487 million in 2005, including a negative impact of exchange rate variations of €14 million. Consolidated net revenues of the Services division therefore increased slightly by 0.7% at constant 2005 exchange rates. The growth was driven primarily by significant growth in Network Services activities, which offset the effects of product mix and pricing across other businesses and the lower volumes in Film Services.

Acquisitions made in 2006 (mainly Convergent and NOB-CMF in Network Services) contributed €62 million to the 2006 consolidated net revenues. Acquisitions made in 2005 (mainly Premier Network Services (“PRN”) in Network Services) added €120 million to consolidated net sales in 2006, compared to €47 million in 2005.

In our physical media businesses, there was volume growth in DVD Services, which was particularly strong in the fourth quarter of 2006. The number of DVDs replicated in 2006 amounted to 1.44 billion, an increase of 7.5% from 2005 mainly driven by significant growth in Europe, while North America’s growth was more modest. The impact on revenues of this volume growth was offset by the expected decline in VHS duplication (which will not have a significant revenue contribution in the future), pricing pressure and an increase in kiosk volumes which attract a lower price per unit. Film Services recorded a reduction in volumes in 2006 by 6% versus 2005 with approximately 5.0 billion feet of film processed, compared to 5.3 billion feet in 2005, as a result of a weaker film slate in the second half of 2006. Physical media sales (DVD Services and Film Services) accounted for less than 75% of total sales in the Services division in 2006 compared to over 80% in 2005 and approximately 90% in 2004, reflecting the increasing involvement of Thomson in the growing electronic activities.

2006 FORM 20-F - THOMSON GROUP - 60

Back to contents

In 2006, net sales from our Content Services activities grew modestly, reflecting organic growth in higher-end services such as digital intermediates (DI) and gaining major titles in visual effects (VFX), offset by pricing pressure in more commoditized services and weakness in our Canadian operation. The business is focusing on consolidating its market positions and integrating its various units into a more efficient organization.

In our Network Services activities, sales in 2006 grew significantly with the expansion of our activities in broadcast playout and in retail media network services. During 2006, we entered into playout contracts with TV5 Monde and France 24, and we continued to further develop the broadcast playout business with the acquisition of NOB-CMF in October 2006, the largest playout facility in the Netherlands. We also expanded our installation and maintenance capabilities with the acquisition of Convergent at the beginning of 2006.

In 2006, we pursued the roll-out of digital technology in the screen-advertising industry, with the deployment of the SkyArc™ digital advertising management system. The Services division is managing this deployment, as well as the systems for Screenvision, our cinema advertising partnership with ITV plc.

Systems

Consolidated net revenues for the Systems division increased by €422 million, or 18.7%, to €2,684 million in 2006 from €2,262 million in 2005. This increase includes a negative impact of exchange rate variations of €12 million. As a result, consolidated net sales of the Systems division increased by 19.2% in 2006 at constant 2005 exchange rates.

The increase in sales of our Systems businesses resulted from strong growth within Access Products, notably due to sales to our cable and telecom customers, and from our Network Software activities, the integration of TBM, acquired in December 2005, and Canopus, acquired in January 2006, as well as organic growth within our Grass Valley activity. The growth in these activities more than offset the price-driven decline in Access Products for satellite operators.

Perimeter effects from the 2006 acquisitions of Canopus and TBM added €182 million to revenues during 2006.

The Audio/Video and Accessories activities, which formerly were included within the Connectivity activity, are treated as assets held-for-sale following the announcement on December 12, 2005 of our intention to seek partners in such activities and are also treated as discontinued operations under IFRS 5. Accordingly, no revenues were reported within the Systems division for these activities for the years ended December 31, 2006 and 2005. The impact of these activities on our result is thus included below in “—Profit (Loss) from Discontinued Operations.”

Access Products

Revenues grew strongly in 2006 with the sale of 11.1 million satellite set-top boxes in 2006 (2005: 10.9 million), 2.0 million cable set-top boxes (2005: 0.6 million) and 10.0 million access products for telecom operators (2005: 7.6 million), amounting to a total of 23.1 million access products in 2006, a strong increase on the 2005 total of 19.0 million units. A significantly increased proportion of the access products for telecom operators were advanced service gateways, which were generally triple play (video, voice and data services) enabled and commanded a higher average selling price (“ASP”) than traditional DSL modems.

In Satellite, volumes in the United States grew year-on-year in the second half of 2006, after declining in the first half. There was a high proportion of standard devices, but new, more featured devices were introduced throughout the year. DIRECTV remained the largest customer of this business, but the business expanded in other markets, gaining unit volumes in Europe, notably in the UK, and in the Asia-Pacific region. In Asia, our set-top box business is continuing to develop as operators bring their services to market. Deliveries of products for Tata Sky, the Indian satellite broadcaster, began in 2006. The strategy in Asia is to pursue opportunities we expect to arise as Asian cable and satellite operators enhance featured pay and digital television. Thomson brought more advanced featured products to market with the introduction of HD MPEG4 and HD MPEG4 PVR set-top boxes in Europe and next generation HD MPEG4 in the U.S. in 2006. Overall in the satellite business, this increased proportion of featured set-top boxes helped compensate for unit price reduction.

2006 FORM 20-F - THOMSON GROUP - 61

Back to contents

Sales of cable access products grew very well due to sales to both existing and new customers. A number of new customers were added to this product line: KDG and Premiere in Germany and StarHub in Southeast Asia, but growth was also driven by already existing customers, mainly UPC in the Netherlands and Net Servicios in Brazil. This led to significant market share gains, most notably in Europe. Our range of products was also enhanced with a large share of sales achieved with featured set-top boxes. The increase in variety and number of units sold more than offset market-driven price declines.

Thomson’s business with telecom customers grew strongly during 2006. Growth in triple and quadruple-play enabled advanced service gateways continued to be the principal driver of growth in this area. In addition to the continuing roll-out of the France Telecom LiveboxTM to France Telecom, the increase of shipments of the BT Hub quadruple-play enabled gateway in the UK contributed strongly to revenues in the latter part of the year. Thomson aims to leverage its leadership in developing and launching advanced service gateways, in which we currently have a leading worldwide position based on value market share (source: Dell’Oro), as telecom operators bring their triple and quadruple play offerings to market. Revenues grew significantly in 2006, especially in the advanced gateway market, which drove an overall improvement in product mix. Improved product mix and volumes more than offset price erosion.

In our telephony business, although our addressable telephony handset market continued to decline in 2006 as a whole, the business maintained its level of sales. Telephony continued to experience price erosion in 2006, but was able to offset this decline with increased volumes and improved product mix of sales as we capitalized on our leadership position in DECT (Digital Enhanced Cordless Telecommunications) products in Europe by expanding into the American retail market and by continuing to place our products with new and existing customers.

Broadcast & Networks

Grass Valley

Grass Valley continued to gain market share during the year in the majority of the markets where they operate, notably in networks and systems integration, and initial orders for products aimed at the professional audio-video (ProAv) market were promising. We believe the business is positioned for further growth in the extended broadcast and ProAV market with the well-received launch of new products. The significant revenue growth reflected both the TBM and Canopus acquisitions and organic growth, particularly in network products, customer services and the system integration activities. In general, we believe that equipment from Grass Valley is well positioned to benefit from the transition from standard definition to high definition currently underway in the broadcast industry, a trend reflected in our sales mix in 2006. Software solutions aimed at the management of digital assets are increasingly sold with our equipment. Sales in our production and play-out activities remained positive, benefiting from strong product sales in cameras and server and news applications. Our editing products and software solutions have been implemented by several key customers in North America. For network products, Thomson entered into several major contracts in the last part of the second half of 2006, although some contracts slipped from 2006 into 2007. Radio and television transmitter sales were stable with 2005 sales, and several major contracts were entered into in 2006. Grass Valley’s product and service offering has benefited in 2006 from an increased interest from telecom and cable operators to complete their offering for video-on-demand and mobility TV demand.

Network Software

The Network Software operation includes principally the Cirpack softswitch business, which was acquired in April 2005, and the SmartVision IPTV system, which was part of the acquisition of TBM. Softswitch and telecom software sales continued to record strong growth, well above the rate of the telco voice-over-IP market. Thomson’s installed base grew by more than 1.5 million subscriber licenses to reach more than 4.5 million. The fixed mobile convergence market represents a new opportunity that began with the entering into of two important contracts in Europe in 2006. The total installed base is now over 80 telecom operators in Europe, Africa and Central America. Our software solutions continued to gain subscribers in IPTV, notably for SmartVision through the Orange Group IPTV solution, which had 550,000 subscribers, mainly for “live TV” and “VoD” applications. This subscriber installed base (ranked first in Europe and second worldwide based on subscriber licenses (source: Orange)) represents 100% growth in the second half in 2006 compared to the first half. More than 30 SmartVision platforms have now been deployed around the world, and we believe that SmartVision is now well-positioned for convergent operators allowing video distribution over fixed and mobile networks. Some fixed-mobile convergence operators in Europe have already selected this solution to optimize their triple play offering, which represents a potential source of revenues for 2007.

2006 FORM 20-F - THOMSON GROUP - 62

Back to contents

Technology

Consolidated net sales for the Technology division amounted to €547 million in 2006, compared with €546 million in 2005, mainly as a result of a small decrease in the Licensing activity revenues offset in part by an increase in the revenues of Silicon Solutions and Software & Technology Solutions. Currency effects decreased consolidated net sales of the division by €2 million in 2006.

Consolidated net sales for the Licensing activity amounted to €443 million in 2006 compared with €449 million in 2005, of which €5 million can be attributed to currency effects. This performance reflects our continuing success in monetizing our intellectual property through licensing programs, with new licensing programs (such as Digital TV and LCD) offsetting decreases in older programs. Revenues related to digital-based licensing programs represented 79% of total revenues of the division in 2006 compared to 75% in 2005, and were particularly strong in the MPEG2 and mp3 programs. This reflects the growth of our digital licensing programs in terms of the volumes of existing contracts and the number of new contracts finalized during the year. The most significant contributor to our Licensing revenues in 2006 was the MPEG2 program (administrated through the MPEGLA pool), which increased to account for approximately 24% of the Technology division’s revenues in 2006 (2005: 20%). Programs relating to LCD, as well as Digital TV, increased significantly compared to 2005. At the end of 2006, the Group had 959 licensing contracts in place compared to 888 at the end of 2005.

The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2006 and 2005, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 2.3% and 2.2%, respectively.

Our new Software & Technology Solutions activity, which generated its first revenues in 2005, grew significantly in 2006 although from a small base, reflecting our strategy to develop these activities particularly in content security.

The Silicon Solutions activity’s net sales were quite stable overall in 2006 compared to 2005, although tuners had a strong year due to higher demand for digital products.

Displays & CE Partnerships

Sales in 2006 derived from certain minor residual television-related, after-sales businesses and the residual sub-contract manufacturing operations, based principally at our site in Angers, France (principally supplying television sets to TTE) and at our site in Genlis, France (which manufactures certain display components).

The related sales decreased to €107 million in 2006 from €256 million in 2005, mainly due to the absence of revenue from marketing and sales activities (as they were sold to TTE in September 2005 and contributed to revenue in 2005), and the lower activity of TTE Europe, as a result of a very challenging market environment for its products, especially in Europe, which resulted in lower revenue for products manufactured in our factory in Angers.

Profit from Continuing Operations before Tax and Net Finance Costs

Cost of net sales amounted to €4,474 million in 2006, or 76.4% of net sales, an increase of 5.5% compared with cost of net sales of €4,240 million in 2005, or 75.8% of net sales. This cost increase is largely due to acquisitions and the expansion of our mature businesses in our Services and Systems divisions.

As a result, gross margin was €1,380 million in 2006, or 23.6% of net sales, compared with €1,351 million in 2005, or 24.2% of net sales. This result reflects, among other factors, depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €454 million (compared with €443 million in 2005).

Selling and marketing expenses amounted to €289 million, or 4.9% of net sales in 2006, an increase of 7.8% compared with €268 million or 4.8% of net sales in 2005, due largely to the acquisitions within Systems in 2006 (Broadcast & Networks activities).

Administrative expenses amounted to €385 million or 6.6% of net sales in 2006, compared with €370 million or 6.6% of net sales in 2005, due primarily to increased costs from acquired operations mainly in the Systems division, partly offset by the favorable impact of cost cutting programs especially in DVD Services.

2006 FORM 20-F - THOMSON GROUP - 63

Back to contents

Other expenses and income, excluding selling and marketing and general and administrative expenses, amounted to €52 million income in 2006, compared with €96 million expenses in 2005, resulting from restructuring charges of €49 million. Restructuring charges amounted to €116 million in 2006, due principally to termination costs from headcount reduction (see Item 6: “Directors, Senior Management and Employees—Employees Thomson Workforce”), notably within our French manufacturing plants in Displays & CE Partnerships amounting to €79 million together with other restructuring measures in the Services segment and €25 million of costs related to the French TV manufacturing activity for TCL Multimedia. Cost and liability reduction programs also focused on post-retirement obligations. Following changes in legislation and in market practice, Thomson amended certain medical and healthcare plans to better harmonize benefits across the Group, including the Core Business and the Non-Core operations. These amendments resulted in a substantial reduction in the actuarial liability reflected on the Group’s balance sheet, reflected in part through shareholders’ equity and in part through a gain to profit from continuing operations before tax and net financial costs of €167 million. Most of this gain relates to the Group’s former consumer electronics businesses and is credited to the continuing Non-Core operations business results. Furthermore, we recorded gains on the disposal of lands and buildings amounting to €25 million, notably relating to Systems and Services.

Research and development expenditure (net of external funding) reached €279 million in 2006, or 4.8% of sales, compared to 4.1% in 2005. Out of the total spending on research and development in 2006, €95 million was incurred by the Technology division, compared to €88 million in 2005. See Note 9 to our consolidated financial statements for more information on our research and development expenditures.

As a result of the evolution of these expenses combined with an increase of 4.7% in revenues (including the negative effect of exchange rate fluctuations), profit from continuing operations before tax and net finance costs reached €479 million in 2006, or 8.2% of net sales, an increase of 23% compared with €390 million in 2005, or 7.0% of net sales, and €504 million in the Core Business, representing 8.8% of revenues from continuing activities, compared with €512 million for 2005. At constant 2005 exchange rates, 2006 profit from continuing operations before tax and net finance costs reached €482 million, reflecting a negative currency impact of €3.4 million.

Services

Profit from continuing operations before tax and net finance costs for the Services division amounted to €160 million in 2006 compared with €205 million in 2005, a decrease of 22%. The division’s 2006 profit margin was 6.4% compared with a 2005 profit margin of 8.2%. Cost cutting programs initiated in the first half of 2006 contributed to a significant improvement in our profit margin in the second half of the year.

Restructuring programs during 2006 included the cessation of VHS duplication and downsizing of DVD replication operations in Europe and in Canada, site optimization and relocation actions within Film Services and Content Services, reorganization of sales operations and site consolidation. In 2007, we will extend the restructuring plans in DVD Services initiated in 2006 with the rationalization of our DVD manufacturing facilities from six to two, focusing our replication activities at our low-cost facilities in Mexico and Poland. The gross cash costs of these restructuring activities in 2007 are modest, estimated at approximately €65 million, and are expected to be largely offset by proceeds received through related asset sales.

Throughout 2006, continuing cost-control measures and process transformation initiatives in DVD Services, including increased production shift to low-cost plants, were not sufficient to fully compensate for the impact of the sharp decline in VHS sales and product mix and pricing pressures, resulting in a decline in profit margin for 2006 compared to 2005. However, the profit margin recorded by our DVD Services activity in the second half of 2006 showed a good increase on the second half of 2005, due to the cost programs implemented during 2006, and DVD Services contributed a substantial proportion of the Services division profits with a margin above the divisional average.

In Film Services, the impact of lower volumes on profitability was partially compensated by further volume shifts to lower cost facilities and efficiency improvements.

In Content Services, process optimization and site consolidation programs have been implemented, but profitability was disappointing.

Network Services generated significant additional profit compared with 2005 through continued organic growth and successful integration of current-year and prior-year acquisitions.

2006 FORM 20-F - THOMSON GROUP - 64

Back to contents

The profit for the Services division also reflects the increased costs of initial investments in electronic distribution services and technology for on-line video distribution, as well as the ongoing investment in digital cinema beta-tests deployed for various clients.

Systems

Profit from continuing operations before tax and net finance costs for the Systems division amounted to €132 million in 2006 compared with €109 million in 2005, an increase of 21%. The division’s 2006 profit margin was 4.9% compared with a 2005 profit margin of 4.8%.

The division’s profitability reflects increased investment during 2006 in research and development, including the amortization of previously capitalized expenses, partially offset by a portion of the post-retirement benefit gains referred to above.

In Access Products, the volume and cost improvements within IP products for telecom operators more than offset the expected price erosion in this market, with an improving mix of higher end products throughout the year, in particular advanced service gateways. We also benefited from improved product mix in Access Products for satellite operators, although price deflation particularly affecting lower-end models was not fully offset by material and manufacturing cost savings. The profitability of the telephony activity was adversely affected in 2006 by the investment in sales and marketing efforts in connection with the launch of two new product groups, namely 5.8 GHz analog with digital features and DECT 6.0.

In our Broadcast & Networks businesses, Grass Valley benefited from the favorable HD/SD mix in our sales, offset by increased costs related to product introductions and a very significant increase in research and development expenses. Our Network Software operations recorded strong growth in profitability in 2006 and, although still representing a small part of the division, contributed positively to the division’s overall result.

Technology

Profit from continuing operations before tax and net financing costs for the Technology division amounted to €289 million in 2006, compared to €277 million in 2005, an increase of 4.3%, and recorded a profit margin of 52.8% in 2006 compared with 50.7% in 2005.

In 2006, the profit before tax and net finance costs of our Licensing business accounted for €366 million compared to €361 million in 2005, an increase of €5 million. The profit margin for licensing was 82.6% in 2006 compared with a margin of 80.6% in 2005. The other continuing operations in the division generated a slightly reduced loss, as costs incurred to establish the new businesses of Software & Technology Solutions and the silicon business in Silicon Solutions continued. The most significant costs were research and development costs related to the development of integrated circuits.

The total research costs that are accounted for within the Technology division amounted to €95 million in 2006, an increase from €88 million in 2005.

Displays & CE Partnerships

Loss from continuing operations before taxes and net finance costs amounted to €25 million, compared to a loss of €122 million in 2005. The most significant factors contributing to these losses in 2006 were restructuring charges of €79 million, principally relating to our Angers and Genlis operations, as well as losses relating to sub-contract manufacturing agreements with TTE, which were renegotiated over the course of 2006. These losses were largely offset by the one time gain resulting from Thomson’s curtailment of certain post-retirement medical benefits of its U.S. employees, as described further in Note 27.2 of our consolidated financial statements. The losses incurred in 2005 resulted most notably from the operating losses at our Angers, France operations as well as payments made to TTE under various agreements (please refer to Item 4: “Information on the Company—Business Overview—Displays & CE Partnerships—Non-Core—CE Partnerships” for details on the most significant agreements).

Profit from Continuing Operations before Tax and Net Finance Costs under U.S. GAAP

Under U.S. GAAP, profit from continuing operations before tax and net finance costs amounted to €244 million and €289 million for the periods ended December 31, 2006 and 2005, respectively, compared to corresponding amounts of €479 million and €390 million, respectively, under IFRS. The main differences between U.S. GAAP and IFRS are summarized below and detailed in Note 40 to our consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - 65

Back to contents

Pension and other post-employment benefit costs differ under IFRS and U.S. GAAP, with the main impact in 2006 being the accounting treatment of the curtailment of medical post-retirement benefits. Under U.S. GAAP, such gain is amortized on the expected remaining life of the retirees, whereas under IFRS such gain is fully recognized in the statement of operations of the period. Furthermore, certain exemptions applicable to the first-time application of IFRS and to the treatment under IFRS of recognizing actuarial gains and losses against net equity (amortized under U.S. GAAP in the statement of operations over the average remaining service period of the relevant employees) and the reclassification of interest expenses within operating expenses under U.S. GAAP create differences in statement of operations. The impact of these differences on our profit from continuing operations before tax and net finance costs is an additional expense under U.S. GAAP amounting to €199 million and €49 million for the periods ended December 31, 2006 and 2005, respectively.

In addition, development costs are expensed as incurred under U.S GAAP, whereas they are capitalized under IFRS under certain conditions. This difference leads to additional development expenses under U.S. GAAP compared to IFRS amounting to €45 million and €46 million for the periods ended December 31, 2006 and 2005, respectively.

Please refer to Note 40 to our consolidated financial statements for a further discussion of the principal differences between IFRS and U.S. GAAP.

Net Finance Costs

Net finance costs amounted to €(200) million in 2006 compared to €(42) million in 2005, comprising both net interest expense (net of interest income) and other financial expense.

Net interest income (expense)

Net interest expense (net of interest income) amounted to €89 million in 2006, up from €78 million in 2005. The rise in net interest expense between 2005 and 2006 is due to an increase in net debt and to the rise in short term USD and EUR interest rates, offset in part by the replacement of our €611 million convertible bond (repaid at maturity on January 2, 2006) with less expensive debt.

Other financial income (expense)

Other financial expense (net of other financial income) totaled €111 million in 2006, compared to financial income of €36 million in 2005. The significant increase in expense was mainly due to the much lower positive impact of the revaluation of the embedded derivative contained in the Silver Lake convertible bonds (€94 million in 2005 compared to €4 million in 2006) and to the loss related to the disposal of a portion of our shareholding in TCL Multimedia as well as the mark-to-market loss on our remaining interest in TCL Multimedia. Please refer to Note 10 to our consolidated financial statements for additional information on other net finance costs.

Income Tax

In 2006, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to zero compared to €68 million in 2005.

The Group’s current tax charge amounted to €59 million in 2006, compared with €42 million in 2005. This tax charge is notably the result of current taxes due in the Netherlands, the United States (Screenvision joint venture), Australia, Mexico and Canada, as well as withholding taxes on income earned by our Licensing activity. Because of the existing tax losses, these withholding taxes cannot be credited against taxes payable in the United States and are only partially credited against taxes payable in France, and therefore are booked as an income tax charge. In 2005, the current income tax charge amounted to €8 million in France (reflecting withholding taxes on licensing revenue) and €34 million abroad, mainly in the United Kingdom, Mexico, Australia, Canada and the Netherlands.

In 2006, Thomson recorded a net deferred tax income of €59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

Pursuant to the provisions of the French Tax Code (Article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson filed from 2001 to the end of 2005 a worldwide consolidated tax return (hereafter referred to as the “Regime”).

This Regime was not renewed for the period starting January 1, 2006. Therefore, the last tax return filed under the Regime for the year 2005 was filed in January 2007. The impacts of the Regime are taken into account in the 2005 and previous years accounts. This Regime provided that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities owned at more than 50%. Within certain limits, the French Tax Code allowed for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. In addition, French income tax payable, as determined by the method described above, allowed for the application of foreign taxes due in local jurisdictions and related to foreign entities owned at more than 50%, to be applied as a credit to income taxes due in France.

2006 FORM 20-F - THOMSON GROUP - 66

Back to contents

In 2005, Thomson recorded a net deferred tax charge of €26 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Access Products Telecom and Licensing businesses for €51 million, and the derecognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

Share of Profit (Loss) from Associates

The share of loss from associates amounted to €86 million in 2006 (2005: €82 million), related principally to the Group’s holding in TCL Multimedia.

Overall, the Group’s result for 2006 was adversely impacted by one-time costs and charges totaling €181 million relating to the Group’s contracts with, and holding in, TCL Multimedia, which Thomson reduced to below 20% in November 2006. The investment in TCL Multimedia is accordingly treated as a financial asset available-for-sale at year end 2006 (instead of as an associate under the equity method). Of these charges, €86 million was charged as share of loss from associates (up to the date of sell-down to below 20%), a total of €70 million was accounted for in other financial expenses (including writing the residual stake down to the market price at December 31, 2006) and a €25 million provision was charged against the profits of the non-core Displays & CE Partnerships activity, as referred to above.

Net Income from Continuing Activities

As a result of the factors discussed above, the Group recorded a net income from continuing activities of €193 million in 2006, compared with €198 million in 2005.

Profit (Loss) from Discontinued Operations

Loss from discontinued operations amounted to €138 million in 2006, mainly linked to AVA businesses (loss of €121 million), and one-time costs related to the disposals completed in 2005. The net loss includes financial and tax charges amounting to €10 million.

Operating losses from our AVA activities in 2006 resulted primarily from poor market conditions and certain delayed product launches. The loss in the second half of the year was slightly lower than in the first half as continuing efforts by the Group to reduce sourcing and logistics costs as well as cost structure improvement partially offset these negative impacts.

With respect to the proposed disposal of the AVA businesses, the disposal of the North American Accessories business to Audiovox, announced on December 21, 2006, was completed on January 29, 2007. The proceeds from this disposal in 2007, combining purchase price and working capital extraction, are estimated at around U.S.$ 70 million. The proposed disposal of the European AVA business to Oristano will not be completed. With the separation of the North American Accessories business from the North American Audio Visual business, Thomson is now remarketing the AVA Europe and AV North America businesses, with the intention of completing the disposal of these businesses as soon as possible in 2007.

The loss in 2006 is significantly lower than the loss in 2005, which amounted to €771 million, and arose mainly from the disposal of our former tubes activities in 2005 during a period where very weak market conditions significantly hampered operating performance.

In addition, the discontinued perimeter for AVA was enlarged slightly during the year with the inclusion of the Europe retail activities; the 2005 figures having been restated accordingly, as described further under “—Results of Operations for 2005 and 2004”.

Net Income of the Group

As a result of the factors discussed above, the Group recorded a net profit of €55 million in 2006, compared with a net loss of €573 million in 2005. Income due to minority interests was of an insignificant amount in 2006 (2005: €1 million). Net gain per share was €0.14 in 2006, compared to net loss per share of €2.15 in 2005.

2006 FORM 20-F - THOMSON GROUP - 67

Back to contents

Net Income under U.S. GAAP

Under U.S. GAAP, we recorded a net loss of €199 million and €721 million for the years ended December 31, 2006 and 2005, respectively, compared with a net gain under IFRS of €55 million for the year ended December 31, 2006 and a loss of €573 million for the year ended December 31, 2005. The difference in net income under U.S. GAAP compared to IFRS mainly relates to the factors affecting profit from continuing operations before tax and net finance costs under U.S. GAAP (as described above), the impact of the accounting for convertible debt and other debts, the impact of deferred tax accounting treatment under U.S. GAAP in connection with business combinations and the effect of recycling cumulative translation adjustments in the context of disposals of operations.

For more information, please refer to Note 40 to our consolidated financial statements.

Results of Operations for 2005 and 2004

The Group’s revenues and profit from continuing operations before tax and net finance costs for the years 2005 and 2004 are presented below for continuing operations – Services, Systems, Technology and Displays & CE Partnerships. The results of discontinued operations, principally the Displays activities and Audio/Video and Accessories businesses, are presented below separately under “—Profit (Loss) from Discontinued Operations”.

Our results are presented in accordance with IFRS 5 and, therefore, exclude activities treated as discontinued from the results for continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported 2004 and 2005 results have therefore been adjusted to take account of the expansion during 2006 of the discontinued perimeter in respect of the held-for-sale AVA businesses, principally the retail terrestrial decoder activity. See Note 5 to our consolidated financial statements for more information. The analysis below uses these restated figures.

Analysis of Net Sales

In 2005, consolidated net sales from continuing operations amounted to €5,591 million, compared with €5,980 million in 2004, a decrease of €389 million or 6.5% (7.2% at constant 2004 exchange rates reflecting a positive currency impact of €40 million), resulting primarily from the sale from August 1, 2004 of our TV business to TTE, which accounted for net sales of €845 million for the period then ended in 2004.The amount of this decrease was partially offset by an increase of €456 million (9.3% or 8.5% at constant exchange rate reflecting a positive currency impact of €40 million), in the contribution of other activities of the Group to the net consolidated sales of the operating activities.

The growth achieved by the more mature businesses (DVD Services and Film Services in the Services division and set-top boxes, i.e. the Access Products for satellite customers, in Systems) in 2005 was reduced by the disappointing performance of DVD Services and, to a lesser extent, set-top boxes in the fourth quarter and in December in particular, although Film Services had a strong fourth quarter. Over the full year, revenues from these activities grew by €47 million reflecting a positive currency impact of €25 million (despite a €103 million decline in VHS sales at constant 2004 exchange rates). Revenues from our Licensing business grew by €20 million (with no year-on-year currency impact affecting this business).

Revenue growth for the full year was accordingly derived principally from the businesses that we identified as areas with significant growth potential in our Two-Year Plan, in particular Content Services, Network Services, Broadcast & Network and Access Products for telecom operators. These businesses contributed revenue growth of €335 million at constant 2004 exchange rates. The businesses acquired in 2005 contributed €192 million to our consolidated net sales, principally due to the acquisitions in Network Services of VCF Thématiques (October 2005) and Premier Retail Network (August 2005), Cirpack (April 2005) in Broadcast & Networks and Inventel (March 2005) in Access Products for telecom operators. Acquisitions made in 2004 (mainly Corinthian in Network Services in November 2004 and the Moving Picture Company (“MPC”) in Content Services in December 2004) added €116 million to consolidated net sales in 2005, compared to €20 million in 2004. The recent acquisitions of TBM and Canopus within our Broadcast & Networks activities will only contribute to 2006 revenues. The organic growth of these activities was augmented by the full-year consolidation impact in 2005 of businesses acquired in 2004 in the Services division.

2006 FORM 20-F - THOMSON GROUP - 68

Back to contents

Services

Consolidated net sales for the Services division totaled €2,487 million in 2005 compared with €2,338 million in 2004, representing an increase of 6.4%. This increase includes a positive impact of exchange rate variations of €21 million. Consolidated net sales of the Services division increased by 5.5% at constant 2004 exchange rates. The growth was driven primarily by significant growth in the Content Services and Network Services activities which more than offset the continued decline in VHS net sales. Acquisitions made in 2004 (mainly Corinthian and MPC) added €116 million to consolidated net sales in 2005, compared to €20 million in 2004. Acquisitions made in 2005 contributed €51 million to 2005 consolidated net sales (mainly accounted for by the Premier Retail Network and VCF Thématiques acquisitions).

In our physical media businesses, there was volume growth in both DVD Services and Film Services. The number of DVDs replicated in 2005 amounted to 1.34 billion, an increase of 7% mainly driven by significant growth in Europe, while North America’s growth was more modest due to a disappointing fourth quarter in 2005. Major titles and catalog volumes were relatively slow in the fourth quarter. Because of the more mature market environment in DVD Services faced in late 2005, compared to the previous higher growth environment. VHS volumes continued to decline, as expected, decreasing by 68% to 49 million units. Film Services showed 4% growth in 2005 with approximately 5.3 billion feet of film processed, compared to 5.1 billion feet in 2004, with a strong last quarter of 2005 thanks to an improved film release slate. Volume growth in DVD Services (7%) and Film Services (4%) was partially offset by pricing pressure across many of our Services businesses. Physical media sales (DVD and Film) accounted for approximately 80% of total sales in the Services division in 2005 compared to approximately 90% in 2004.

In 2005, net sales from our Content Services activities grew significantly, reflecting organic growth and growth in particular in the visual effects services with the full-year consolidation impact of MPC, which was acquired in December 2004.

In our Network Services activities, sales in 2005 doubled compared with 2004 as we expanded our activities with retail, institutional and cinema clients, notably with the integration and development of Premier Retail Network, which was acquired in August 2005. We also continued to further develop the Broadcast playout business with the full year operation of Corinthian Television in the United Kingdom (first consolidated in November 2004), the integration of VCF Thématiques acquired in October 2005 and the award of the TV5 Monde contract.

In 2005, we commenced the roll-out of digital technology in the screen-advertising industry, with the deployment of the SkyArc™ digital advertising management system in 1,500 screens at the end of 2005. Our Electronic Distribution Services activity is managing this deployment, as well as managing the system for Screenvision.

Systems

Consolidated net sales for the Systems division increased by €207 million, or 10.1%, to €2,262 million in 2005 from €2,054 million in 2004. This increase includes a positive impact of exchange rate variations of €17 million. Consolidated net sales of the Systems division increased by 9.3% at constant 2004 exchange rates.

The increase in sales of our Systems businesses came from continuing growth in our set-top-box activities, the integration of Inventel and Cirpack which were acquired in 2005 and generated sales of €138 million, partially offset by a decline in our basic DSL modems sales and from the organic growth of the Broadcast & Networks businesses.

The Audio/Video and Accessories activities are considered as assets held for sale following the announcement on December 12, 2005 of our intention to seek for partners in such activities and are also treated as discontinued operations under IFRS 5. Accordingly, no revenues were reported within Systems division for these activities for the years ended December 31, 2005 or 2004. The impact of these activities on our results are thus included below in “—Profit (Loss) from Discontinued Operations”.

Access Products

Access Products for Satellite and Cable Customers

Revenues grew strongly in 2005 with the sale of 12.2 million set-top boxes and cable modems worldwide in 2005, compared with 11.8 million units sold in 2004. This growth was primarily due to increased sales volumes in the first half of 2005 (approximately 6 million units compared to approximately 3 million units in first half 2004), principally related to the effect of additional volumes from DIRECTV under the supply agreement signed in June 2004. Sales in the latter part of the year were adversely affected by technical and production issues, including some components shortages. In the second half of 2005, sales were lower than the second half of the prior year (which were particularly strong) and were also affected by the slower rate and timing of some service roll-outs by our customers. Second half volumes were 6.2 million units in 2005 compared to 8.8 million units in second half 2004.

2006 FORM 20-F - THOMSON GROUP - 69

Back to contents

DIRECTV remained the largest customer of this business. In addition, however, the business unit expanded its footprint in other markets, gaining new customers and market shares in Europe (including Satellite, Terrestrial and Cable) and notably in the Middle East and Asia-Pacific regions. In Asia, our set-top-box business is continuing to develop as operators roll-out their services. Deliveries of products for Astro, the Malaysian satellite broadcaster, continued to grow in 2005. The strategy in Asia is to pursue opportunities we expect may arise as Asian cable and satellite operators will enhance featured pay and digital TV. Thomson brought featured products to market with the introduction of HD and DVR/PVR products to Pay-TV operator’s networks. This increased proportion of featured set-top boxes helped compensate for unit price reduction.

Access Products for Telecom Operators

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

The growth in double- and triple-play products which have integrated DSL modems has more than compensated for a decline in basic DSL modems.

Telephony Products

In 2005, although the communications industry declined as a whole, our telephony business maintained its level of sales. We saw significant price erosion in 2005, but were able to offset this decline with a balance of increased volumes and improved mix of sales of higher-priced products.

Revenues from this business unit exclude those of our Audio/Video and Accessories businesses, which together formed the previous Connectivity operation and which are considered discontinued operations under IFRS. For a description of these activities, see Item 4: “Information on the Company—Business Overview—Discontinued Operations.”

Broadcast & Networks

The Grass Valley business unit continued to gain market share during the year, notably in networks and systems integration, and initial orders for products aimed at the ProAV (professional audio-video) market were promising. The business is positioned for further growth in the extended broadcast & ProAV market with the well-received launch of new products, such as the Infinity Series™ range. Revenue growth was above 10%, and higher than this in the second half, with nearly all this growth being organic, and the business ended the period with increased order backlog.

Cirpack, a soft-switch supplier acquired in 2005, is also showing significant post-acquisition growth sales, towards the year-end through the addition of cable customers as well as several contracts in Eastern Europe.

The acquisitions announced in December 2005 of Canopus and TBM will only contribute to our 2006 revenues. Cirpack and the Smartvision software business within TBM will form the core of the Group’s Network Software operations going forward.

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

2006 FORM 20-F - THOMSON GROUP - 70

Back to contents

The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2005 and 2004, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 2.2% and 1.4%, respectively.

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

The net sales from the discontinued operations in the Technology division are not included in the net sales for the division reported under IFRS 5.

Displays & CE Partnerships

The sales for our non-core Displays & CE Partnerships activities amounted to €256 million for 2005. This figure is not comparable with the net sales of €1,067 million for 2004 which includes €845 million of sales by our former television activity, which was deconsolidated from August 1, 2004 in connection with the creation of TTE and which is not treated as discontinued operations under IFRS. In the remaining five months of 2004, our manufacturing and sales and marketing agency services provided to TTE contributed €185 million to sales in 2004, while these services contributed €56 million to sales in 2005 until Thomson’s role as sales and marketing agent for TTE ceased in September 2005, as these services were transferred to TTE. Other sales in 2005 derived from certain minor residual television-related/after-sales businesses and the residual sub-contract manufacturing operations, based principally at our site in Angers, France, which primarily supplies TTE, and at our site in Genlis, France, which manufactures certain display components.

Profit from Continuing Operations before Tax and Net Finance costs

Cost of net sales amounted to €4,240 million in 2005, or 75.8% of net sales, a decrease of 7.7% compared with cost of net sales of €4,594 million in 2004, or 76.8% of net sales. This decrease is largely due to the TTE deconsolidation, partly offset by the expansion of Services and Systems activities.

As a result, gross margin was €1,351 million in 2005, or 24.2% of net sales, compared with €1,386 million in 2004, or 23.2% of net sales. This result reflects, among other factors, depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €443 million (2004: €398 million).

Selling and marketing expenses amounted to €268 million, or 4.8% of net sales in 2005, a decrease of 16.5% compared with €321 million or 5.4% of net sales in 2004. This decrease is largely due to TTE deconsolidation and partly offset by increased costs in our Core businesses, mainly in the Systems division (Access Products and Broadcast & Networks activities).

Administrative expenses amounted to €370 million, or 5.6% of net sales in 2005, compared with €332 million or 5.9% of net sales in 2004. This is due to increased costs mainly in the Services division and Corporate, only partly offset by the favorable impact of TTE deconsolidation.

Other expenses (excluding selling and marketing and general and administrative expenses) amounted to €96 million in 2005, of which restructuring charges accounted for €49 million, due principally to termination costs from headcount reduction, as well as write-offs of long-lived assets for €16 million (including the write-off of assets of the TV plant in Angers for €10 million). Other expenses amounted to €69 million in 2004, resulting from restructuring charges of €68 million, due principally to termination costs from headcount reduction, as well as goodwill impairment of €12 million and write-off of long-lived assets of €9 million.

Research and development expenditure (net of external funding) reached €227 million in 2005, or 4.1% of sales, compared to 3.4% in 2004. Out of the total spending on research and development in 2005, €88 million was incurred by the Technology division, compared to €53 million in 2004. See Note 9 to our consolidated financial statements for more information on our research and development expenditures.

2006 FORM 20-F - THOMSON GROUP - 71

Back to contents

As a result of the evolution of these expenses combined with a decrease of 6.5% in revenues (including the positive effect of exchange rate fluctuations), profit from continuing operations before tax and net finance costs reached €390 million in 2005, or 7.0% of net sales, a decrease of 16% compared with €463 million in 2004, or 7.7% of net sales. At constant 2004 exchange rates, 2005 profit from continuing operations before tax and net finance costs reached €388 million, reflecting a positive currency impact of €2 million. The decrease of €73 million is evenly spread across the Services, Systems & Equipment and Technology divisions.

Services

Profit from continuing operations before tax and net finance costs for the Services division amounted to €205 million in 2005 compared with €227 million in 2004, a decrease of 10%. The division’s 2005 profit margin was 8.2% compared with a 2004 profit margin of 9.7%.

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

Film Services margins were stable. Volume increases in Film Services were balanced by pricing pressure, while further volume shifts to lower costs facilities and efficiency improvements were beneficial.

Network Services and Content Services activities generated additional profit compared with 2004 through continued growth and successful integration of current-year and prior-year acquisitions.

Electronic Distribution Services activities reflect the cost of initial investment in our digital cinema initiative (with plans for a beta-test deployment in 2006 with a view to a broader roll- out thereafter).

Limited restructuring programs during 2005 included the downsizing of certain VHS duplication and DVD replication operations in Europe and in Canada, along with site optimization and relocation actions within Film Services.

Systems

Profit from continuing operations before tax and net finance costs for the Systems division amounted to €109 million in 2005 compared with €120 million in 2004, a decrease of 9%. The division’s 2005 operating margin was 4.8% compared with a 2004 operating margin of 5.8%.

The division’s profitability was negatively impacted during the year by lower contribution from Access Products. This reflects increased investment during 2005 in research and development expenses. In addition, the Set-Top Box operations in Access Products for satellite, terrestrial and cable customers experienced a slower rate and delayed timing of service roll-outs in set-top boxes as well as price deflation, which were not fully offset by cost base savings and product mix improvement. The profitability of the Access Products Telecom operations was adversely affected by the decline in the traditional DSL modem business, compensated in the later part of the year by improving profitability particularly from next generation dual/triple play products. The division’s profitability was also negatively affected by the increase in depreciation and amortization, in particular depreciation of capitalized research and development expenses.

The contribution to profit from the Broadcast & Networks businesses improved in 2005 versus 2004, despite increased costs related to product introductions and research and development expenses.

The profitability of our telephony business remained stable in 2005.

Profitability for continued operations excludes the Audio/Video and Accessories businesses, which are treated as discontinued operations. For more information on discontinued operations, see “—Profit (Loss) from Discontinued Operations” below.

2006 FORM 20-F - THOMSON GROUP - 72

Back to contents

Technology

Profit from continuing operations before tax and net finance costs amounted to €277 million in 2005, compared to €302 million in 2004, a decrease of 8.3%, and showed a margin of 50.7% in 2005 compared with 60.7% in 2004. In 2005, the profits from continuing operations before tax and net finance costs of our Licensing business accounted for €361 million compared to €349 million in 2004, an increase of €12 million. The profit margin for licensing was 80.6% in 2005 compared with a margin of 81.6% in 2004. The other continuing operations generated an increased loss before tax and net finance costs, principally as a result of the overall increase in research costs within the division together with other costs incurred to establish the new businesses of Software & Technology Solutions and the silicon business in Silicon Solutions. The most significant costs were research and development costs related to integrated circuits.

The total research costs which are accounted for within the Technology division reached €88 million in 2005, an increase of €35 million in 2004.

Displays & CE Partnerships

Loss from continuing operations before taxes and net finance costs amounted to €122 million, compared to a loss of €111 million in 2004. The most significant contributor to this loss in 2005 was the operating loss at our Angers operations, including payments made to TTE under the sub-contract manufacturing agreement. The losses incurred in 2004 resulted most notably from the operating losses of our television manufacturing activities prior to their disposal to TTE in August 2004.

Profit from Continuing Operations before Tax and Net Finance Costs under U.S. GAAP

Under U.S. GAAP, profit from continuing operations before tax and net finance costs was €289 million and €405 million for the periods ended December 31, 2005 and 2004, respectively. The main differences compared to IFRS, under which the corresponding amounts were €390 million and €463 million, are summarized below and detailed in Note 40 to our consolidated financial statements.

Development costs are expensed as incurred under U.S GAAP, whereas they are capitalized under IFRS under certain conditions. This difference leads to additional development expenses under U.S. GAAP compared to IFRS amounting to €46 million and €16 million for the periods ended December 31, 2005 and 2004, respectively.

Pension and other post-employment benefit costs differ under IFRS and U.S. GAAP, mainly due to certain exemptions applicable to the first time application of IFRS and to the treatment under IFRS of recognizing actuarial gains and losses against net equity (amortized under U.S. GAAP in the statement of operations over the average remaining service period of the relevant employees) and the reclassification of interest expenses within operating expenses under U.S. GAAP that create differences in the statement of operations. The impact of this difference on our profit from continuing operations before tax and net finance costs is an additional expense amounting to €49 million and €42 million for the periods ended December 31, 2005 and 2004 respectively.

Please refer to Note 40 to our consolidated financial statements for a further discussion of the principal differences between IFRS and U.S. GAAP.

Net Finance Costs

Net finance costs amounted to €42 million in 2005 compared to €28 million in 2004, comprising both net interest income (expense) and other financial income (expense).

Net Interest Income (Expense)

Net interest expense reached €78 million in 2005 from €2 million in 2004. The sharp rise in net interest expense between 2004 and 2005 is due to a significant increase in net debt and to the impact of the implementation of IAS 32 and IAS 39 accounting standards in 2005. These standards required the use of effective interest rates instead of nominal interest rates for purposes of calculation of interest expense. It is also due in part to the effect of the reclassifications in 2005 into net interest income and expense of certain prepaid bank fees previously included in other financial expense.

Other Financial Income (Expense)

Other financial income totaled €36 million in 2005, compared to a €26 million charge in 2004, mainly due to the revaluation of the embedded derivative contained in the Silver Lake convertible bonds and the effect of the reclassifications in 2005 into net interest income and expense of certain prepaid bank fees previously included in other financial expense. The fair value of this incorporated derivative is linked to the market value of Thomson shares and to the change in the U.S. dollar/euro exchange rate. This resulted in a net €83 million (non-cash) gain. These impacts were partly offset by adverse exchange impacts in 2005 compared to 2004. Please refer to Note 10 to our consolidated financial statements for additional information on other net finance costs.

2006 FORM 20-F - THOMSON GROUP - 73

Back to contents

Income Tax

Pursuant to the provisions of the French Tax Code (Article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson benefited up until December 31 2005 from a worldwide consolidation regime for French income tax purposes.

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

In 2005, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to €68 million compared to €93 million in 2004.

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

In 2005, Thomson booked a net deferred tax charge of €26 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Access Products for telecom operators and Licensing businesses for €51 million, and the de-recognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

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

Net Income from Continuing Activities

As a result of the factors discussed above, the Group recorded a net income from continuing activities of €198 million in 2005, compared with €322 million in 2004.

Profit (Loss) from Discontinued Operations

The loss from discontinued operations amounted to €771 million in 2005 compared to €883 million in 2004. The principal contributors to these losses were the various Displays & CE Partnerships activities disposed of or otherwise discontinued during the year, with aggregate losses of €691 million in 2005 compared to €874 million in 2004. Operating losses for these activities amounted to €191 million in 2005 (2004: €78 million), while restructuring and non-current exit costs were €464 million in 2005 (2004: €761 million). The net loss also includes financial and tax costs amounting to €34 million (€49 million in 2004). As previously announced over the course of 2005, operating losses from these activities were significantly greater than expected at the beginning of 2005.

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

2006 FORM 20-F - THOMSON GROUP - 74

Back to contents

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

In 2005, losses from our optical modules business disposed of were €34 million (2004: loss of €28 million), while losses from the Audio/Video and Accessories businesses held for sale at the end of 2005 totaled €46 million, including tax and finance costs of €13 million (2004: profit of €19 million).

Net Income of the Group

As a result of the factors discussed above, the Group recorded a net loss of €574 million in 2005, compared with a net loss of €559 million in 2004. Income due to minority interests amounted to €1 million in 2005 (2004: a loss of €2 million). Net loss per share was €2.15 in 2005, compared to net loss per share of €2.05 in 2004.

Net Income under U.S. GAAP

Under U.S. GAAP, we recorded a net loss of €721 million and €695 million for the years ended December 31, 2005 and 2004 respectively, compared with a net loss under IFRS of €573 million and €561 million for the same periods. The difference in net income under U.S. GAAP compared to IFRS mainly relates to the factors affecting profit from continuing operations before tax and net finance costs under U.S. GAAP (as described above), the impact of deferred tax accounting treatment under U.S. GAAP in connection with business combinations and the effect of recycling cumulative translation adjustments in the context of disposals of operations for the period ended December 31, 2005 and the effect of the accounting treatment of our foreign currency denominated convertible bond under U.S. GAAP for the period ended December 31, 2004.

For more information, please refer to Note 40 to our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows

(in € millions)	2006	2005
Net operating cash generated from continuing activities	533	642
Net operating cash used in discontinued operations	(118)	(342)
Net investing cash used in continuing activities	(319)	(878)
Net investing cash used in discontinued operations	(147)	(18)
Net financing cash generated from / (used in) continuing activities	383	(289)
Net financing cash generated from / (used in) discontinued operations	(10)	16
Net (decrease)/increase in cash and cash equivalents	322	(869)
Cash and cash equivalents at December 31	1,311	996

2006 FORM 20-F - THOMSON GROUP - 75

Back to contents

Net Cash Provided by Operating Activities

Net operating cash generated from continuing operations amounted to €533 million in 2006, €109 million below the 2005 amount.

Profit from continuing operations in 2006 was €193 million, compared to €198 million in 2005. After adjustments to reconcile profit from continuing operations to cash (including depreciation and amortization of €454 million, compared to €443 million in 2005 and net non-cash reductions in provisions of €113 million, compared to €16 million in 2005, most notably in relation to the provision for post-retirement medical benefits), cash generated from continuing operations was €712 million, compared to €759 million in 2005. Cash generated from continuing operations reflects, among other factors, changes in working capital and other assets and liabilities which used €1 million in 2006, compared to €33 million in 2005. These amounts include a reduction in working capital of €109 million in 2006, compared to €86 million in 2005 and reflect a net cash outflow from other assets and liabilities (including contract advances) of €110 million in 2006, compared to €119 million in 2005. Cash generated from continuing operations also reflects cash used in restructuring of continuing operations of €56 million in 2006, compared with €50 million in 2005.

Net operating cash generated from continuing operations also reflects the following items:

•

net interest (corresponding to net interest paid and received) paid increased to €78 million, compared to €50 million in 2005; an additional €59 million was paid in 2006 in respect of accrued interest on convertible bonds issued in October 2000; and

•

cash taxes paid amounted to €42 million in 2006, compared with €67 million in 2005.

Net operating cash used in discontinued operations was €118 million in 2006, compared to €342 million in 2005.

Net cash from operating activities was €415 million in 2006, compared to €300 million in 2005.

Net Cash Used in Investing Activities

The decrease in net investing cash used in continuing activities from €878 million in 2005 to €319 million in 2006 was driven primarily by a decrease in cash outflow for acquisitions (net of cash acquired) and investments in operating entities of €255 million in 2006, compared to €695 million in 2005. In 2006, the main acquisition payments were for TBM (2006 cash outflow of €133 million), Canopus (2006 cash outflow of €83 million), Convergent (2006 cash outflow of €32 million) and VCF Thématiques (2006 cash outflow of €17 million). The €695 million in 2005 included our investment of €240 million in the acquisition of GDRs of Videocon Industries in connection with our disposal of our Displays activity as well as other major acquisitions including Premier Retail Network (2005 cash outflow of €248 million), Inventel (2005 cash outflow of €82 million) and Cirpack (2005 cash outflow of €40 million). See Note 34 of our consolidated financial statements for more information regarding the cash impact of these acquisitions.

Net investing cash used in continuing activities also reflects net tangible and intangible capital expenditures amounting to €214 million in 2006, compared with €284 million in 2005. These include cash received of €73 million compared to €10 million in 2005 from property, plant and equipment disposals mainly realized in the United States, France and Spain.

These decreases in net investing cash used in continuing activities were offset in part by proceeds earned from the sale of interests in certain investment funds in France (Organismes de Placement Collectif en Valeurs Mobilières, or “OPCVM”) of €8 million in 2006 compared to €52 million in 2005.

Net investing cash used in discontinued operations was €147 million in 2006 compared to €18 million in 2005, this increase being largely due to cash payments in connection with the disposal of our tubes and glass activities.

Net cash used in investing activities was €466 million in 2006 compared to €896 million in 2005.

Net Cash used by Financing Activities

Net financing cash generated by continuing operations was €383 million in 2006 compared with net financing cash used of €289 million in 2005. The cash generated in 2006 was principally due to the €594 million in new debt raised via private placements as well as the €400 million in short-term drawings on our syndicated credit facility, partially offset by repayment at maturity of convertible bonds in a total principal amount of €611 million plus the payment of €107 million in dividends and distributions (including €29 million paid to holders of deeply subordinated bonds). The difference between the net financing cash for 2006 compared to 2005 also reflects the fact that in 2005 Thomson purchased treasury shares and completed other transactions (for more information see Note 23 to our consolidated financial statements) in its share capital in the amount of €283 million in connection with its share repurchase program, while in 2006 Thomson did not repurchase any of its shares pursuant to this program (see Item 7: “Major Shareholders and Related Party Transactions—Share Repurchase Program”).

2006 FORM 20-F - THOMSON GROUP - 76

Back to contents

The net cash used in 2005 reflected the redemption by the Group of €588 million (excluding interest) of convertible bonds maturing in 2008 following the exercise by the bondholders of their right of early redemption. The financing cash used in continuing activities was offset in part by proceeds of €492 million from the issuance of a deeply subordinated hybrid bond in 2005 and other proceeds essentially from the issuance of French commercial paper of €600 million, offset in part by repayments of borrowings of €423 million, including the unwinding of our synthetic lease in January 2005 relating to our factory in Mexicali, Mexico for an amount of U.S.$226 million.

Net financing cash used by discontinued operations was €10 million in 2006, compared to €16 million generated in 2005.

Net cash provided by financing activities amounted to €373 million in 2006, compared to €273 million used in 2005.

As a result of the factors discussed above, we experienced a net increase of cash and cash equivalents of €322 million in 2006 compared to a decrease of €869 million in 2005. Cash and cash equivalents amounted to €1,311 million at the end of 2006, compared to €996 million at the end of 2005.

Financial Resources

At the end of 2006, we had a net debt position (financial debt plus debt related to acquisitions minus cash and cash equivalents) of €1,371 million, compared with a net debt position of €1,464 million at the end of 2005. The financial net debt position (corresponding to the difference between (i) the current and non-current borrowings and (ii) cash and cash equivalents including marketable securities) amounted to €1,358 million in 2006, compared to €1,319 million in 2005. The financial net debt does not include the debt for acquisition-related obligations (€13 million at the end of 2006 and €138 million at the end of 2005, the latter relating to the acquisition of TBM in 2005).

Financial debt totaled €2,669 million at the end of 2006 compared with €2,322 million at the end of 2005. At December 31, 2006, financial debt comprises primarily convertible/exchangeable bonds amounting to €364 million (€1,071 million at December 31, 2005), French commercial paper for €634 million (€528 million at December 31, 2005), notes placed privately with institutional investors for the equivalent of €953 million (€392 million at December 31, 2005) and drawings on our syndicated credit facility for €400 million (€0 million at December 31, 2005). Financial debt due within one year amounted to €1,276 million, compared with €1,464 million in 2005. See Note 25 to our consolidated financial statements for further analysis of and information on our outstanding borrowings. For a discussion of our exposure to interest rate fluctuations and currency exposure in connection with financial debt, see “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

At the end of 2006, we had committed credit facilities of €1,750 million with a consortium of banks of which €400 million was drawn. These facilities serve as backup to our French commercial paper program. Furthermore, we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to €909 million, of which €71 million were used as of December 31, 2006 for borrowings.

Our financial debt of €2,669 million excludes our 5.75% (5.85% yield to first call date) €500 million deeply subordinated bonds issued in September 2005. Because of their perpetual and subordinated nature, these bonds are recorded under IFRS in shareholders’ equity for the net value received of €492 million (representing the issue price minus the offering discount and fees). On any interest payment date, payment of interest is optional only if Thomson does not declare and pay a dividend at the most recent Shareholders’ Meeting and it has not repurchased its shares in the preceding six months. The bonds are perpetual and have no stated maturity date; they may, however, be redeemed at the issuer’s option in certain conditions, in particular (i) on or after September 25, 2015, (ii) at any time in the event of a change of control of Thomson or (iii) as a result of certain tax reasons. For more information on these bonds, see Note 23 to our consolidated financial statements. These bonds provide that if there is a change of control and the rating for our senior unsecured obligations is downgraded by one full notch by either Moody’s or S&P such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P, then Thomson may redeem the bond at no penalty. However, should Thomson decide not to redeem, the coupon rate increases by 5 percentage points.

2006 FORM 20-F - THOMSON GROUP - 77

Back to contents

In July 2002, Standard & Poor’s (“S&P”) announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook. In November 2005, S&P modified its outlook from stable to negative. In March 2006, S&P downgraded the long-term rating to BBB with negative outlook and the short-term rating to A-3. S&P also downgraded the rating of our deeply subordinated bonds from BBB- to BB+. In March 2007 S&P downgraded our senior unsecured debt rating and the rating of our deeply subordinated bonds to BBB- and BB respectively, both with stable outlook. Our short-term rating of A-3 was confirmed.

In October 2004, Moody’s assigned a long-term issuer rating to Thomson of Baa1 with a stable outlook. In March 2006, Moody’s downgraded this rating to Baa2 with a negative outlook. In addition, Moody’s also downgraded its rating of our deeply subordinated bonds issued in September 2005 to Ba1 from Baa3. In February 2007 Moody’s reconfirmed our Baa2 long-term issuer rating and the Ba1 rating of our deeply subordinated bonds, both with negative outlook.

Two of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings comprise the senior notes issued in private placements to institutional investors for a total amount of €953 million and a €36 million Mexican capital lease, which are each subject to two financial covenants: (a) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (b) a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2006, Thomson is in compliance with all of these financial covenants. Following a renegotiation in June 2005, our €1.75 billion credit facility is no longer subject to any financial covenants.

In addition to our debt position as described above, we also have reserves for post-employment benefits that Thomson provides its employees, which amounted to €572 million at December 31, 2006 compared to €939 million at December 31, 2005. This reduction results primarily from (i) medical plan changes in the United States that occurred in 2006 which reduced the liability by €211 million, (ii) a €77 million decrease due to a change in actuarial assumptions and included in the statement of recognized income and expense, (iii) a €39 million decrease resulting from currency translation adjustments and (iv) an increase of €6 million resulting from the acquisition of certain activities in 2006. For more information on our reserves for post-employment benefits, see Note 27 to our consolidated financial statements.

We expect to fund the continued active development of the Group using our available cash and our cash flow from operating activities and to the extent appropriate, through borrowings from our available credit facilities or by accessing the capital markets. For more information on our liquidity position, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Liquidity Situation”.

Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

Unconditional Contractual Obligations and Commercial Commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2006 for which the Group is obliged to make future cash payments. This table includes firm commitments that would result in unconditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. The table does not include contingent liabilities or commitments. These are, however, described below under the heading “Conditional Contractual Obligations and Commercial Commitments” and in Note 35 to our consolidated financial statements. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. They include mainly performance guarantees, in particular for the play-out activity and long-term contracts related to the Broadcast activity.

2006 FORM 20-F - THOMSON GROUP - 78

Back to contents

In the normal course of its activity, the Services division may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees are covered by insurance. Guarantees provided for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

Unconditional commitments		Amount of commitments by maturity
(in € millions)	December 31, 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years
On-balance sheet obligations:
Financial debt excluding finance leases	2,603	1,274	104	588	637
Finance leases	66	2	19	23	22
Payables on acquisition and disposal of companies	13	13	-	-	-
Off-balance sheet obligations:
Operating leases	507	96	152	106	153
Purchase obligations	152	105	34	13	-
Other unconditional future payments	57	48	8	1	-
Total unconditional future payments	3,398	1,538	317	731	812

As of December 31, 2006, we had a total of €3,398 million in unconditional contractual obligations and commercial commitments, the maturities of which are shown in the table above, compared with €3,358 million as of December 31, 2005.

Financial Debt Excluding Finance Leases

Financial debt excluding finance leases amounted to €2,603 million as of December 31, 2006, including mainly debt to financial institutions for €2,116 million. Financial debt is reported for its principal amount and accrued interest and included in the balance sheet. Future interest expense and the impact of interest rate swaps are not reported in this table.

Finance Leases

Finance leases amounted to €66 million as of December 31, 2006. Finance leases are included in the balance sheet. The main finance leases relate to the Systems division (€36 million in Mexico and €18 million in the UK).

Operating Leases

Operating leases amounted to €507 million as of December 31, 2006. The main operating leases relate to the office buildings in Boulogne and Indianapolis:

•

The office building located in Boulogne-Billancourt, France was sold for €91 million (€89 million net of costs) on February 29, 2000. The building was leased back from the purchaser until 2009;

•

The U.S. office building (administration and technical services buildings) was sold in March 2000 for €57 million net of costs. The building was leased back from the purchaser for a twelve-year period.

The operating lease expense of the Group in 2006 was €93 million.

Purchase Obligations

Purchase obligations amounted to €152 million as of December 31, 2006. These include in particular commitments to buy advertising space for €65 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for €45 million, which result from firm commitments to purchase definite volumes of materials.

Other Unconditional Future Payments

Other unconditional future payments amounted to €57 million as of December 31, 2006. Other unconditional future payments relate in particular to Film Laboratory and Post Production Services agreements, general sponsoring agreements entered into in the U.S. and other contractual advances.

2006 FORM 20-F - THOMSON GROUP - 79

Back to contents

Conditional Contractual Obligations and Commercial Commitments

The following table includes only contingent liabilities or commitments, all of which are not included in our balance sheet. These are described in detail in Note 35 to our consolidated financial statements.

Conditional commitments		Amount of commitments by maturity
(in € millions)	December 31, 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years
Off-balance sheet obligations:
Guarantees given	126	107	1	1	17
Standby letters of credit	42	42	-	-	-
Other conditional future payments	73	24	23	10	16
Total conditional future payments	241	173	24	11	33

As of December 31, 2006, we had a total of €241 million in conditional contractual obligations and commercial commitments (payment obligations which are subject to the occurrence or realization of certain events) compared with €516 million as of December 31, 2005.

Guarantees Given

Guarantees given amounted to €126 million as of December 31, 2006. These guarantees comprise:

•

guarantees given for disposal of assets for €64 million;

•

guarantees for customs duties and legal court proceedings for €37 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period; and

•

various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

Standby Letters of Credit

Standby letters of credit amounted to €42 million as of December 31, 2006. Standby letters of credit relate mainly to guarantees in favor of U.S. employer insurance companies for €27 million.

Other Conditional Future Payments

Other conditional future payments amounted to €73 million as of December 31, 2006. Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

There is no known event, demand, commitment or uncertainty that is reasonably likely to result in the termination or material reduction in availability to the Company of the off-balance sheet arrangements described above in “— Unconditional Contractual Obligations and Commercial Commitments” and “— Conditional Contractual Obligations and Commercial Commitments”.

For additional information regarding our commercial commitments, see Note 35 to our consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - 80

Back to contents

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

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

Following an amendment to the Company’s by-laws (statuts) as approved by its shareholders on May 7, 2004, the number of Company stocks required to be held by each Director has increased. Each Director now personally holds at least 2,000 stocks of the Company.

Composition of the Board of Directors and its Committees

The Board of Directors consisted of 15 members in 2006. The composition of the Board of Directors changed during the year with the appointment by “co-option” of Rémy Sautter as Director in January 2006 and the resignation of Christian Blanc in December, 2006.

Rémy Sautter, initially appointed as an observer (censeur) non-voting member of Thomson’s Board of Directors on October 12, 2005, became a Director on January 12, 2006 by means of the French procedure of “co-option” and replaced Igor Landau, who resigned. Rémy Sautter is Chairman of the Supervisory Board of Ediradio/RTL and also has several other responsibilities.

As of December 31, 2006, the Board of Directors comprises fourteen members following the resignation of Christian Blanc on December 14, 2006.

Mr de Carbonnel was appointed by the Board as Director on April 24, 2007 by means of the French procedure of “co-option” to replace Mr Christian Blanc, for the remainder of his predecessor’s term of office expiring at the adjournment of the annual shareholders’ meeting to be held in 2009.

In 2006, the Board of Directors comprised ten “independent” Directors (Christian Blanc, Éric Bourdais de Charbonnière, Eddy Hartenstein, Pierre Lescure, Didier Lombard, Paul Murray, Marcel Roulet, David Roux, Rémy Sautter and Henry Vigil). The independence of the Directors is evaluated according to the following criteria and definition outlined in the Bouton Report: “a director is independent when he or she has no relationship of any kind whatsoever with the Company, its Group, or the management of either, that is such as to colour his or her judgment.” Due to their prior professional experience, these Directors have considerable knowledge of the Group’s businesses and markets. Four of these Directors have extended financial experience in multinational groups. Five Directors have or had leadership responsibilities in key sectors in which the Group operates such as media, IT, satellite operator and telecommunications. Four Directors are Group employees: two were elected by Group employees as employee representatives on the Board of Directors (Jean de Rotalier and Catherine Cavallari), and two were elected as representatives of employee shareholders (Loïc Desmouceaux and Gérard Meymarian). Four Directors are of non-French nationalities: three are American and one is British.

The term of directorships is four years with respect to appointments after May 7, 2004.

The following table lists, as of March 31, 2007, the members of the Board of Directors, their main occupations, date of their initial appointment and the expiration date of their current term.

2006 FORM 20-F - THOMSON GROUP - 81

Back to contents

Name	Principal occupation or employment	Appointed to Board	End of term	Other Business Activities outside Thomson
Frank E. Dangeard (2)	Chairman and Chief Executive Officer of Thomson since September 15, 2004	Non-Executive Chairman from October 2002 to September 2004 (Board member since March 1999)	2008 *	Board member of Orange, EDF, Calyon and Symantec Corporation since January 2007
Éric Bourdais de Charbonnière (1)(4)	Chairman of the Supervisory Board of Michelin	December 2003	2007 *	Member of Supervisory Board of Oddo & Cie and ING GroupBoard member of Associés en Finance
Catherine Cavallari	Controlling Technology Operations, Thomson	June 2002	June 2007	N/A
Loïc Desmouceaux	Vice President Market Business Intelligence, Thomson	May 2003	2008 *	Permanent representative of Sovemarco Europe SA, Company board member of Sellenium SA Board member of Desamais Distribution SA
Eddy W. Hartenstein (1)(3)(7)	Chairman and CEO of HD Partners Acquisition Corporation	September 2002 (member of Board since March 1999)	2008 *	Board Member of SanDisk Corporation, XM Satellite Radio and Consumer Electronics Association
Pierre Lescure (1)(3)	Producer	September 2002	2008 *

Member of Supervisory Board of Le Monde, Société Éditrice du Monde and LagardèreBoard member of Chabalier & Associates Press Agency S.A, Havas and KudelskiChairman of AnnaRose Productions SAS, Lescure Farrugia associés SAS and Le Monde Presse SAS Chairman of the Supervisory Board of La rue du Louvre SA

Didier Lombard (1)(3)	Chairman and CEO of France Telecom	May 2004	2008 *	Chairman of the Board of OrangeBoard Member of Thales, Member of Supervisory Board of Radiall and STMicroelectronics
Gérard Meymarian	Vice President, Business Operations, PTI Sales ProcessAsia-Strategic projects, Thomson	May 2003	2008 *	Board Member of Compagnie Tunisienne d’Électronique
Paul Murray (1)(5)	Consultant	June 2003	2010 *	Board Member of Taylor Nelson Sofres Plc and Tangent Communications Plc
Jean de Rotalier	Head of Connectique Europe, Thomson	June 2002	June 2007	N/A
Marcel Roulet (1)(5)(6)	Consultant	February 1999	2009 *	Permanent representative member of TSA for Board of Thales Board member of France Telecom and HSBC France President of Supervisory Board of Gimar Finances SCA Member of Supervisory Board of Eurazeo
David Roux (1)(3)	Managing Director of Silver Lake Partners	September 2004	2008 *

Managing Director of Silver Lake Technology Management, LLC, Silver Lake Technology Associates, LLC, Silver Lake Management Company, LLC and Silver Lake Technology Associates II, LLC Board member of Silver Lake, AIV GP Ltd, Silver Lake, AIV GP II Ltd , Silver Lake Partners Limited, Silver Lake New York Inc., Serena Software, Inc. Symantec Corporation, UGS Capital Corporation, UGS Capital Corporation II, UGS Corp., UGS Holdings, Inc. and Business Objects SA through January 25, 2006

2006 FORM 20-F - THOMSON GROUP - 82

Back to contents

Name	Principal occupation or employment	Appointed to Board	End of term	Other Business Activities outside Thomson
Rémy Sautter (1)(3)	Chairman of the Supervisory Board of Ediradio/RTL	January 2006	2008 *

Chairman of the Board of FIVE
Chairman and CEO of Immobilière Bayard d’AntinMember of Supervisory Board of Métropole-Télévision (M6), Navimo (Duke Street Capital) and Chairman of the Supervisory Board of InsertBoard Member of Pages Jaunes, SERC/FUN radio, SODERA/RTL. 2, IP and IP Régions, TVI SA Belgique Taylor Nelson Sofrès Ltd and PartnerReinsurance Ltd

Henry P. Vigil (1)(3)	Senior Vice President Strategy and Partnerships of Microsoft Corporation	October 2003	2008 *	N/A

(1)

Independent Director.

(2)

Chairman of the Strategy Committee.

(3)

Member of the Strategy Committee.

(4)

Chairman of the Audit Committee.

(5)

Member of the Audit Committee.

(6)

Chairman of the Nomination, Remuneration and Governance Committee.

(7)

Member of the Nomination, Remuneration and Governance Committee.

(*)

Annual Ordinary Shareholders’ Meeting.

Members of the Board of Directors who ceased to be a director over the course of 2006

Name	Principal occupation or employment	Appointed to Board	End of term	Other Business Activities outside Thomson
Christian Blanc (1)(3)(7)	Member of the French Parliament	June 2001	December 14, 2006	Board member of CofaceMember of Supervisory Board of JC Decaux Board member of Cap Gemini until May 11, 2006

Structure of the Board of Directors’ Work

The preparation and organization of the Board of Directors’ work is detailed in the Internal Board Regulations, which were updated on February 13, 2007. The Internal Board Regulations describe in particular the conditions by which the Board of Directors defines the Group’s strategic objectives and its powers of oversight and verification.

The Board of Directors is supported by three committees: the Audit Committee, the Strategy Committee, and the Nomination, Remuneration and Governance Committee. The Audit Committee, chaired by Eric Bourdais de Charbonnière, comprises three Directors, all of whom are independent. The Strategy Committee, chaired by the Chairman and Chief Executive Officer Frank E. Dangeard, comprised eight members during 2006, all of whom were independent except for Frank E. Dangeard. The Nomination, Remuneration and Governance Committee, led by Marcel Roulet, was comprised of three members for most of 2006, all independent. Frank E. Dangeard chairs the Strategy Committee but he is not a member of any other committee of the Board.

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

2006 FORM 20-F - THOMSON GROUP - 83

Back to contents

The role of the Audit Committee is described in its charter, which was established when the Audit Committee was first created and was amended in 2003 and 2005 to take into account legislative and regulatory changes in France and the United States.

Work of the Board of Directors in 2006

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

In 2006, the Board of Directors met thirteen times with a participation rate of 91%.

With respect to financial matters, the Board of Directors reviewed the 2006 annual budget, the Group’s statutory and consolidated financial accounts for fiscal year 2005 and the first half of 2006, quarterly revenue figures of the first and third quarters 2006, changes in the Group’s debt profile, and the growth and financing opportunities for the Group. In addition, on July 25, 2006, the Board took note of the capital increase resulting of the exercise of warrants issued in September, 2004 with an exercise period closing on June 30, 2006. It also delegated to the Chairman and Chief Executive Officer on October 10, 2006 powers to issue guarantees. In December 2006, the Board reviewed and approved the 2007 annual budget. Finally, each month the Board receives a document describing the general status of the Company’s business and is regularly updated on the shareholding structure of the Group.

With respect to strategic matters, the Board of Directors regularly monitored the implementation of the previously announced Two Year Plan, analyzed its global assessment and adopted strategic objectives for the 2007-2009 period. It also analyzed different acquisition and/or partnership projects (in particular the acquisition of the Dutch public channels broadcasting activities and the disposal process of the Audio, Video and Accessories activities in Europe and the United-States).

The Board of Directors performed a self-assessment in 2006 and an assessment of its Committees for 2005, by means of a detailed questionnaire addressed to all Board members. This evaluation comprised questions on the following subjects: the structure of the Board of Directors, the roles and assignments of the Board, the Board meetings, the functioning of the Board, communication outside of Board meetings, the organization and role of the Committees. The results of this questionnaire were presented to the Board of Directors in February, 2007. Based on a recommendation resulting from the self-assessment performed in 2005, the Board of Directors and its Committees meet outside headquarters for a day and a half in one of the Group’s sites. In 2006 this took place in the Princeton Research Laboratory in the United-States. Some of the Group’s Technologies were presented to them and they had in-depth discussions with the management of the Group’s main Business Units.

The Board of Directors is supported by three committees: the Audit Committee, the Strategy Committee, and the Nomination, Remuneration and Governance Committee.

Work of the Board Committees in 2006

Audit Committee

The Audit Committee, which is comprised of Éric Bourdais de Charbonnière (Chairman), Paul Murray and Marcel Roulet, met eleven times in 2006, with a participation rate of 88%.

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

2006 FORM 20-F - THOMSON GROUP - 84

Back to contents

To the fullest extent permitted by mandatory provisions of French law, the Audit Committee pre-approves, or adopts procedures to pre-approve, all audit and non-audit services to be provided by the statutory auditors within the meaning of and in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. On April 19, 2005, the Committee adopted pre-approval procedures, which may be subsequently amended from time to time by the Audit Committee. For a description of the Audit Committee’s current pre-approval policies, see Item 16C: “Principal Accountant Fees and Services—Audit Committee Pre-Approval Policies.”

In 2006, the Committee examined the 2005 financial statements, the revenue results of the first quarter 2006, the results of the first half of the year 2006 and the revenue results of the third quarter 2006, respectively, during its February 2006, April 2006, July 2006 and October 2006 sessions. During these meetings, the financial statements and notes to the financial statements for each six-month period, including critical accounting policies, were presented to and commented by the Group’s financial management. Thomson’s external auditors attended these sessions and made their comments.

The Committee also examined the financing opportunities and the evolution of the Group’s debt during 2006. The Committee also reviewed different subjects having financial consequences such as changes in medical benefits for U.S. retirees and the evolution of our relationship with TCL Multimedia.

Furthermore, the Committee examined the Group financial documentation, a risk report prepared by the internal audit department, the approval of audit and non-audit assignments to be conducted by external auditors, and the “whistleblowing” procedure record.

The Audit Committee also examined the call for tenders in connection with the renewal of Barbier Frinault/Ernst & Young’s mandate as Thomson’s statutory auditors, which expired at the Annual Shareholders’ Meeting of May 12, 2006, and recommended the appointment of KPMG, approved by the Shareholders’ Meeting held on May 12, 2006.

Lastly, the Committee examined the first conclusions of the detailed evaluation of the internal control procedures relating to the preparation and treatment of accounting and financial information within the Group in connection with section 404 of the Sarbanes-Oxley Act.

Strategy Committee

In 2006, the Strategy Committee consisted of Frank E. Dangeard (Chairman), Christian Blanc, Eddy Hartenstein, Pierre Lescure, Didier Lombard, David Roux, Rémy Sautter and Henry Vigil. Rémy Sautter was appointed as member by the Board of Director during the meeting held on February 21, 2006. Following the resignation of Christian Blanc on December 14, 2006, the Committee now comprises seven Directors.

The Strategy Committee met four times during 2006, with a participation rate of 52%, and its deliberations focused particularly on the opportunity and the feasibility of different financial and strategic options for the Group.

Nomination, Remuneration and Governance Committee

The Nomination, Remuneration and Governance Committee, which initially consisted of Marcel Roulet (Chairman), Christian Blanc, Eddy Hartenstein and Henry Vigil, comprises two members as of December 31, 2006, as a consequence of Mr Vigil’s decision in March, 2006 to resign as a member of this Committee and of the resignation of Christian Blanc as Director on December 14, 2006.

The Committee met three times in 2006, with a participation rate of 67%. In particular, it reviewed the compensation policy for the Group’s principal managers and the criteria used to determine the variable portion of this compensation and recommended the implementation of a new stock option plan, which was approved by the Board of Directors on September 21, 2006. The Committee also recommended the “co-option” of Rémy Sautter as Director in order to replace Igor Landau, who resigned, and his appointment as a member of the Strategic Committee.

Divisions Consultative Committees

Thomson intends to set up a consultative committee for each of its three divisions. Each committee will be chaired by a Board member. The consultative committee of the Technology Division, the Scientific Committee, is already established and functioning. The President of the Scientific Committee is Didier Lombard.

2006 FORM 20-F - THOMSON GROUP - 85

Back to contents

The Scientific Committee did not meet in 2006, but a meeting is scheduled during the first half of 2007.

Powers of the Chief Executive Officer

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

Internal Control Procedures Implemented by the Company

Objectives of Internal Control Procedures

The internal control procedures implemented by the Company have two overall objectives:

•

to verify that the actions undertaken by the Group and its employees are in conformity with applicable regulations and the Group’s values are consistent with the framework defined by the Group’s management bodies; and

•

to verify that the accounting and financial information communicated to the management bodies and to shareholders accurately reflects the Company’s operations and financial situation.

In order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, the Group has implemented an internal control framework as proposed by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Within this control framework, the Group seeks to achieve “reasonable assurance” regarding:

•

the effectiveness and efficiency of operations;

•

the reliability of financial reporting; and

•

the compliance with applicable laws and regulations.

One of the objectives of the internal control system is to prevent and control any risks arising from the Company’s conduct of business and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated. To attain these objectives, the internal controls must be implemented at the level of each legal entity forming part of the Group and of different categories of operations and transactions carried out by the Group.

General control environment

The ethical values and principles of conduct for the Group’s managers are defined in two of the Group’s principal internal documents:

(1) The Group’s Code of Ethics

In May 2006, the Group launched a new Code of Ethics, which replaced its previous Ethics Charter. The Code of Ethics, along with the Group’s Value and Management Principles, establish the foundation of the Group’s core values. The Code requires all employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. The Code has four basic principles: Respect for People, Respect for the Environment, Valuing Integrity, and Valuing Creativity. In May, the Group also announced a new Whistleblower Policy, which enables employees and other holders of relevant information to report suspected financial, accounting, banking and anti-bribery violations to the Ethics & Compliance Committee. The Code of Ethics, the Whistleblower Policy and the related policies were distributed throughout the Group via internal publications and by other means and are available on Thomson’s internal web site.

(2) The Financial Ethics Charter

To comply with Section 406 of the Sarbanes-Oxley Act and U.S. exchange listing regulations, and to reinforce awareness of the ethical dimension of finance activities, Thomson has published an Ethics Charter specific to Finance personnel and activities. It is an extension of the Company’s ethics policy which applies to all employees.

The Financial Ethics Charter was published in December 2005, was signed by the Chairman and Chief Executive Officer and the Chief Financial Officer and was distributed to key persons within the Finance organization. The Financial Ethics Charter was signed by key persons within the Finance Organization in 2006. This Charter is posted on the website of the Company and a copy is available upon request.

The policy promotes the following rules: acting honestly and with integrity and avoiding conflicts of interest, providing accurate, complete and objective information, compliance with all rules and regulations, public and private to which the Company is subject, acting in good faith without misrepresenting material facts or allowing one’s judgment to be subordinated, respecting confidentiality of information, sharing and maintaining appropriate knowledge and skills, promoting ethical behaviour in one’s environment, using and controlling responsibly assets under one’s supervision and reporting known or suspected violations of this charter.

2006 FORM 20-F - THOMSON GROUP - 86

Back to contents

Control and Risk Monitoring

Thomson has two main internal bodies that support and assist the Thomson Executive Committee (“Executive Committee”) in carrying out its duties to the Group, the Thomson Investment Committee (“Investment Committee”) and the Thomson Risk Committee (“Risk Committee”). The Investment Committee is chaired by the Group’s Chief Financial Officer. As of December 2006, the Risk Committee is chaired by the Chief Operating Officer, while previously it was chaired by a former top executive of the Group. Both of these Committees have been in place and fully functioning throughout 2005 and 2006.

The Investment Committee meets on an ad hoc basis throughout the fiscal year, generally once a week. Its primary objective is to make recommendations to the Executive Committee regarding financial resource allocation. All significant financial commitments are reviewed by the Investment Committee, including: proposed acquisitions, capital equipment funding, new ventures requiring capital, divestitures, significant guarantees, etc. Such subjects are systematically reviewed by the Investment Committee before being sent for review and final approval by the Executive Committee.

The Risk Committee generally meets every four to six weeks. It held nine meetings in 2006 and six meetings in 2005. The Risk Committee assists the Executive Committee in ensuring that key risks are managed in a proactive and reasonable manner and that plans are established to monitor such risks. The topics include a wide spectrum of near term, medium term and long term risks, including risks related to strategic execution, operational effectiveness and efficiency, financial reporting, compliance and information technology.

In furtherance of these goals, the Group’s internal audit body reports its results to, is evaluated by, and has its plan and budgets reviewed and approved internally by, the Risk Committee of which the Chief Audit Executive is a permanent member. In addition, the Group’s enterprise risk management processes are performed on behalf of the Risk Committee by the Group’s internal audit body. The Risk Committee is also primarily in charge of the internal review and monitoring of the Group’s Sarbanes-Oxley compliance processes.

The worldwide enterprise risk assessment was performed in the second half of 2005. The enterprise risk assessment process involves assessing risks in 18 distinct Business Units or profit centers of the Group and 14 cross-divisional functions, such as human resources, sourcing and information technology. The goal of this process is to identify, assess, validate and monitor risks that may impact the Group’s ability to achieve its near- and long-term objectives. Hundreds of risks were identified, assessed and monitored using a confidential methodology, involving 435 managers throughout the Group. The Risk Committee regularly monitors the divisional and cross-divisional risks identified from this process through a series of follow-up reviews. The Group plans to complete another full risk assessment and management project by May 2007.

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

In 2006, the internal audit department completed 30 audits, a number of which were performed in connection with the implementation of the Sarbanes-Oxley Act, and several projects for management that covered the following domains: key operational processes, financial audits of key financial processes of the Group subsidiaries, post-investment reviews and compliance audits. The internal audit function is also highly involved in the implementation of section 404 of the Sarbanes-Oxley Act.

Information Technology Security Procedures

The Thomson Chief Information Officer leads a global IT organization with dedicated teams per division (Services, Systems and Technology) and a team which is developing and operating technologies and applications common to all three divisions.

2006 FORM 20-F - THOMSON GROUP - 87

Back to contents

The IT department has developed and applied a set of rules and procedures regarding the IT Security and Risk Management. They define the best practices for using IT tools, for accessing data, programs and applications, for protecting and saving these objects. These rules and procedures are audited annually and updated and their usage is controlled by a team of security officers dedicated to each division of the Group.

In addition, we enhanced in 2006 the IT protection level through the following:

•

a stronger enforcement of the rules and procedures;

•

the implementation of an IT security awareness program using an e-learning tool;

•

the roll-out into each strategic business unit of IT “dashboards” including KPIs (Key Performance Indicators) about functional, technical and operational performances;

•

an improvement in the EDI (“Échange de donnée informatique”) exchanges security context that the Group has with its external partners, more especially with the financial third parties; and

•

a more robust and more formal IT project management process through assessments and remedial action plans at each critical step in the process.

Moreover, the IT organization has recently updated and revised the Thomson IT governance model, in which the main covered areas include the following:

•

the implementation of the IT Strategic Plan describing the alignment between the IT investments and the priorities of Thomson’s strategic plan;

•

the management of the IT projects portfolio;

•

the integration process for the newly acquired entities;

•

the measurement of the performance delivered by the IT function; and

•

the IT quality assurance and the compliance aspects.

Internal Control Procedures Relating to the Preparation and Treatment of Accounting and Financial Information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized around the following elements:

•

the budgetary process;

•

the Group’s accounting and management organization;

•

the monthly accounting, reporting to and analyzing by the management team and the work performed during the financial accounts closing period at the Group level;

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

•

in November and December, review and approval by the Group general management and corporate finance committee of proposed action plans and budgets prepared at the business unit level;

•

in December, approval of budgets by the Board of Directors;

•

the budget is divided into monthly periods to serve as a reference for the Group’s monthly reporting; and

•

at the beginning of each quarter, update of estimates, respectively in January and April for the first half of the year and in July and October for the second half of the year.

In the context of the budgetary procedure, key performance indicators are calculated by divisions, measured, analyzed and reviewed monthly.

The Group’s Accounting and Management Organization

Under the authority of the Group’s Chief Financial Officer, the Management and Accounting Control team is responsible for:

•

the establishment of the Group’s consolidated financial statements and Thomson S.A.’s statutory accounts;

•

the preparation of the budget and the follow-up of developments and monthly management reporting; and

•

the implementation of the Group’s accounting and management methods, procedures and standards and adaptation thereof in accordance with changes in standards.

2006 FORM 20-F - THOMSON GROUP - 88

Back to contents

The Group’s local financial organization follows its operational organization, which was subdivided in 2005 into three core divisions (Services, Systems, Technology) and one non-core activity (Displays & CE Partnerships), which includes fourteen business units and several profit centers. Each of these business units and profit centers is under the supervision of a controller, assisted by an accounting and management team, responsible for tracking the budget and reporting, on the one hand, and for the accounting treatment of transactions within the local legal entities, on the other hand.

Accounting and Management Reporting and Closing Period Work at the Group Level

The Group accounting and financial data are consolidated into one reporting system, called Magnitude. At the end of each month, the Group’s entities report their financial data into this system. The Group uses a common chart of accounts, which is regularly updated. The principal accounting and financial figures of the operational and functional departments consolidated at the Group level are analyzed by the Group’s financial control team and reviewed by the Group’s Executive Committee.

The closing process for the half-year and annual consolidated financial statements occurs in two steps. The first step consists of a “hard close” completed in April/May and October. This review is initiated by the circulation of instructions prepared by the Group’s accounting department. The controller’s manual defines the controls and actions which must be undertaken at the entity level (entries in accounting books, reconciliations, etc.) and the persons authorized to implement them.

This stage leads to first review by the statutory auditors, completed initially at the subsidiary level within a majority of the Group’s legal entities, then at the parent company level. This “hard close” allows for the identification of the most complex issues. The second step occurs in July and in January/February and involves the finalization of half-year and annual consolidated financial statements under International Financial Reporting Standards (IFRS). The Group proceeds once a year with a reconciliation of these annual consolidated results in accordance with U.S. GAAP.

Thomson’s consolidation tool was re-programmed from 2004 to be adapted to International Financial Reporting Standards (IFRS).

The Group’s Accounting Standards and Methods

The Group publishes its accounts with references to two sets of accounting standards: IFRS and U.S. GAAP. The Group’s accounting principles are defined in a document entitled “Thomson Accounting Principles”, which is available on the Company’s intranet site and provided to the Group’s finance department. This document outlines the accounting treatment of such items as tangible and intangible assets, inventories, provisions, intra-Group transactions and acquisitions. In addition, the Group publishes and distributes a “controller’s manual”, which is updated regularly and reviews procedures that accountants and corporate controllers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

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

Prior to being published, the above financial information is also reviewed by the Disclosure Committee, comprised of members drawn from senior management within the corporate finance and legal departments.

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

2006 FORM 20-F - THOMSON GROUP - 89

Back to contents

The principal sources of corporate governance standards in France are the French Commercial Code (Code de commerce) and the French Financial and Monetary Code (Code monétaire et financier), as well as a number of general recommendations and guidelines on corporate governance, most notably the Bouton Report of September 2002. The Bouton Report includes, among others, recommendations relating to the role and operation of the Board of Directors (creation, composition and evaluation of the Board of Directors and the Audit, Compensation and Nominating Committees) and the independence criteria for Board members and Statutory Auditors.

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

Based on the Bouton Report’s independence criteria, the Company considers that nine of its fourteen directors are independent.

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

Thomson has established an Audit Committee and a combined nomination and compensation committee called the Nomination, Remuneration and Governance Committee and considers that all of the members of these committees at the end of 2006 are independent. For the membership of each committee, see “—Composition of the Board of Directors and its Committees” above. Moreover, Thomson has adopted Internal Board Regulations, which define the responsibilities and operation of both committees.

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

2006 FORM 20-F - THOMSON GROUP - 90

Back to contents

For the activities performed by the Audit Committee of Thomson in 2006, see “—Work of the Board Committees in 2006—Audit Committee.”

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

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Thomson, must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. In December 2005, the Group adopted such a code of ethics for senior financial officers and posted the text of this code on its website. See Item 16B: “Code of Ethics”.

Executive Committee

On September 15, 2004, the Board of Directors approved Thomson’s strategic plan that included strengthening management with the appointment of Frank E. Dangeard to the reunified function of Chairman and Chief Executive Officer.

The Executive Committee is the central management body of the Company. It currently encompasses 11 members (Chairman and Chief Executive Officer, Senior Executive Vice Presidents, and Executive Vice Presidents), representing Thomson business units and support functions. The Executive Committee generally meets on a weekly basis to analyze and evaluate Group performance, make decisions and supervise operations.

Two operating committees of the Executive Committee have also been established to contribute to an effective decision-making process. The Investment Committee meets on an ad hoc basis, but generally weekly, to review and recommend all financial commitments to the Executive Committee for final approval. The Risk Committee generally meets every six weeks to assist the Executive Committee in identifying, anticipating, preventing and mitigating financial, operational and strategic risk to the business. Further, it serves as the vehicle through which results and findings of the internal audit team are communicated to senior management. Both committees submit all their conclusions and recommendations to the Executive Committee. The Investment Committee is chaired by the Chief Financial Officer, Julian Waldron, and the Risk Committee by the Chief Operating Officer, Didier Trutt.

2006 FORM 20-F - THOMSON GROUP - 91

Back to contents

As of March 31, 2007, the Executive Committee comprises the following individuals:

Name of Executive Committee Member (1)	Responsibility	Appointed
Frank E. Dangeard	Chairman and Chief Executive Officer	2004
Jacques Dunogué	Senior Executive Vice President, Systems division	2006
Jean-Charles Hourcade	Senior Executive Vice President, Chief Technology Officer, Technology division	2000
Lanny Raimondo	Senior Executive Vice President, Services division	2001
Didier Trutt	Senior Executive Vice President, Chief Operating Officer	2003
Julian Waldron	Senior Executive Vice President, Chief Financial Officer	2001
Éric Bachellereau	Executive Vice President, Human Resources and Internal Communications	2005
Marie-Ange Debon	Executive Vice President, General Secretary	2003
Quentin Lilly	Executive Vice President, DVD Services, Services division	2004
Jean-Georges Micol	Executive Vice President, Marketing and Branding	2004
Béatrix de Russé	Executive Vice President, Intellectual Property and Licensing, Technology division	2004

(1)

Mike O’Hara and Willy Shih ceased to be members of the Executive Committee in September 2006 and Ghislain Lescuyer ceased to be a member in December 2006. Marc Valentin ceased to be a member of the Executive Committee in February 2007.

Biographies of Executive Committee Members

FRANK E. DANGEARD was appointed Chairman and CEO of Thomson on September 15, 2004. From September 2002 to September 2004, he was Senior Executive Vice President of France Télécom, and non-executive Chairman of Thomson. Mr Dangeard joined Thomson (at the time Thomson Multimedia) in April 1997 as Senior Executive Vice President. He became a member of the Thomson Board in March 1999, and Vice Chairman of the Board in July 2001. From September 1989 to April 1997, he was Managing Director of SG Warburg & Co. Ltd (later SBC Warburg) and from 1995, he was also Chairman of the Board of SBC Warburg (France). From September 1986 to June 1989, he was a lawyer at Sullivan & Cromwell in New York and London. Mr Dangeard is a Board Member of French Electricity Company Électricité de France (EDF), the mobile telecom operator Orange (France Télécom), Investment Bank Calyon (Crédit Agricole) and Symantec Corporation. He graduated from the École des Hautes Études Commerciales (H.E.C.), the Paris Institut d’Études Politiques and from Harvard Law School. He is a member of the New York Bar.

JACQUES DUNOGUE was appointed Senior Executive Vice President and head of the Systems division in May 2006. Before joining Thomson, Mr Dunogué was Executive Vice President of Alcatel, in charge of sales and local operations in Europe, the Middle East, Africa, India and Latin America. Within Alcatel since 1987, Jacques Dunogué held a number of management positions, including marketing of Network solutions, CEO of Alcatel Data Networks, President of the Business Systems Division, in charge of enterprise and consumer portfolios. In 1999, he joined Alcatel’s headquarters and, as “Secretary General,” was involved in a number of corporate strategic projects and international negotiations, including the formation of Alcatel Shanghai Bell joint venture in China. During this time, he contributed to the founding of the EICTA, the European Information and Communications Technology Industry Association, for which he served as President for two years running. Prior to joining Alcatel, Jacques Dunogué had 13 years of experience in various positions within the telecom industry, including R&D at the CNET, France Telecom’s research center, as well as international experience in Latin America and the United States for a start-up operator (Argo). Mr Dunogué is a graduate of Ecole Polytechnique and Sup’Telecom, both in Paris.

2006 FORM 20-F - THOMSON GROUP - 92

Back to contents

JEAN-CHARLES HOURCADE is Senior Executive Vice President of the Technology division and has been Chief Technology Officer since 2001. In 2000, Mr Hourcade was appointed Senior Vice President, Research and Innovation. Mr Hourcade served from 1995 to 2000 as Vice President Strategic Planning, Thomson-CSF, where he was in charge of Corporate Strategy, Strategic Alliances and Merger and acquisitions activities. He joined the Thomson CSF Group in February 1986, coming from the National Institute for Audiovisual where he worked as R&D engineer in computer graphics and special effects. During the following years, he served as Chairman and CEO of Thomson Digital Image (TDI), a company specialized in 3D Computer Graphics software and systems. Mr Hourcade is a graduate of the École Polytechnique and École Nationale Supérieure des Télécommunications in Paris. Mr Hourcade was appointed Chairman of the steering board of the NEM (Networked & Electronic Media) European Technology Platform in 2005.

LANNY RAIMONDO is Senior Executive Vice President, in charge of the Services division. From March to September 2001, he was Executive Vice President for Technicolor and has been responsible for our Technicolor business since then as Senior Executive Vice President. He is also responsible for overseeing Thomson’s growth initiatives in digital imaging, screen advertising and digital cinema. Mr Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of Technicolor Group in 1998, after having served as President of the Company’s Home Entertainment business. Prior to that, Mr Raimondo spent 16 years with Pirelli Cable Corporation where he managed large subsidiary companies in Great Britain, Canada and the U.S., holding the position of President and Chief Executive Officer of the North American Group from 1985 to 1994. Mr Raimondo is a graduate of Purdue University with a degree in electrical engineering.

DIDIER TRUTT was appointed Chief Operating Officer of Thomson in 2005 and is also Senior Executive Vice President of Thomson since 2004. From 1999 to 2005, he held General Management positions in the Displays & Components business division; firstly in charge of the Tubes operations for Europe and Asia; he was then in charge of the Tubes worldwide operations and at the head of the Display & Components division. From 1996 to 1999, as Vice President of Manufacturing Operations in Europe, Didier Trutt was responsible for all Manufacturing and Supply Chain activities for the European Television and Video branch of Thomson. In 1994, as General Manager, he launched the Digital Operations business in Europe for broadband access products. From 1987 to 1994, based in Asia, he was at first responsible for the Devices Division, then Managing Director of Thomson Television Thailand and subsequently became General Manager of Television and Video activities for all industrial sites in South-East Asia. From 1984 to 1987, he was in charge of implementing Production Processes and Equipments in Thomson Television Components France. Since 1992, Mr Trutt has been Foreign Trade Adviser of France. He is also a board member of Videocon Industries listed in Mumbai.

JULIAN WALDRON was appointed Senior Executive Vice President in October 2002. He joined Thomson in June 2001 as Senior Vice President, Chief Financial Officer. Prior to joining Thomson at his current position, he was Managing Director of UBS Warburg in London where he was co-Head of the European Equity Capital Markets Group, coordinating this business for all Europe. Mr Waldron has spent over fourteen years with UBS Warburg where he occupied several positions of increasing responsibility. He is a graduate of Cambridge University.

ERIC BACHELLEREAU was appointed Executive Vice President, in charge of Human Resources & Internal Communications, in July 2006 and was, since September 2005, Executive Vice President, in charge of Human Resources . Prior to joining Thomson, he was at Arcelor as Senior Vice President, Management Development, and HR Director, Stainless Steel Sector, Paris and Luxembourg from 2004. From 1999 to 2004, Mr Bachellereau was Vice President for Thomson’s Human Resources, in charge of Thomson TVAA and corporate functions worldwide. Prior to that, Mr Bachellereau was Vice President, Human Resources with Alstom: from 1995 to 1997, he was in charge of Human Resources Europe for GEC-Alstom Heavy-Duty Gas Turbines; and from 1997 to 1999, he was Vice President, Human Resources worldwide, in charge of Alstom Steam Turbines activities. From 1983 to 1988, Mr Bachellereau was successively HR Manager for FNAC Paris (1983-1988) and for Alcatel Business Systems in Illkirch-Graffenstaden (1988-1995). Mr Bachellereau graduated from the University F. Rabelais (Tours, France), he prepared a DESS from the University of Paris-V (1983) and participated to the INSEAD Executive Advanced Management program in 1997.

2006 FORM 20-F - THOMSON GROUP - 93

Back to contents

MARIE-ANGE DEBON was appointed Executive Vice President, General Secretary Legal, Insurance and Real Estate in July 2003 and is also in charge of External Communications for the Group and of matters regarding employee and individual shareholders since July 2006. Prior to this, she was Thomson’s Deputy Chief Financial Officer. From 1994 to 1998, she held the positions of Financial Director and then Senior Executive Vice President in charge of Resources (Finance, Legal, IT, Production, Equipment) at France 3 (French Television Broadcaster). From 1990 to 1994, she was Magistrate at the Cour des Comptes. Mrs. Debon is a graduate of the École des Hautes Études Commerciales (H.E.C.), the École Nationale d’Administration and has a Masters Degree in Law.

QUENTIN LILLY was appointed to the Executive Committee in February 2004 as Executive Vice President, Home Entertainment Services (DVD), a part of the Services division. He joined Thomson in March 2001 when Thomson acquired Technicolor. Mr Lilly joined Technicolor in 1994 serving in his present capacity since 1999, and has held a number of positions including serving as Vice President and then Senior Vice President of Corporate Development from 1994 to 1997, and Chief Operating Officer from 1997 to 1999. Prior to joining Technicolor, Mr Lilly spent approximately 10 years, respectively, as a member of the Investment Banking Groups for 7 years at Smith Barney then for 3 years at Crowell, Weedon & Co. Mr Lilly holds a Bachelor of Science from California Polytechnic University.

JEAN-GEORGES MICOL was appointed Executive Vice President, Marketing and Branding in July 2006 and Secretary to the Executive Committee in September 2006. From January 2004 to July 2006, he was Executive Vice President, Corporate Communications and Public Affairs. From 1997 until he joined Thomson he held various positions in Alstom: as Chief Communications Officer for AlstomPower, then Marketing Director for Hydro Activities before being appointed Director of Communications for the Alstom Group. He began his career as a Financial Analyst at the CCF Bank before joining the Danone Group in 1989, where he held the position of External Communications Director. Mr Micol is a graduate of École Nationale Supérieure des Industries Agricoles et Alimentaires (ENSIA) and also holds a degree from École Supérieure des Sciences Économiques et Commerciales (ESSEC).

BEATRIX DE RUSSÉ was appointed Executive Vice President, Intellectual Property and Licensing in February 2004. She was, since 1999, Vice President Worldwide Licensing. From 1993 to 1999, she was successively Vice President Licensing, then Vice President Patents and Licensing for Thomson. From 1984 to 1992, Mrs. de Russé was in charge of international contracts and Intellectual Property at Thomson Components and STMicroelectronics, where she specialized in Intellectual Property matters. From 1976 to 1983, she worked as an international attorney at the international division of Thales (former Thomson CSF). Mrs. de Russé holds a Master’s degree in law and DESS in International Trade law as well as a Master’s degree in English and a CDCI diploma.

B. Compensation of Directors and Executive Committee

The following table sets forth the compensation and benefits-in-kind (excluding stock options) paid in 2006 to the Chairman and CEO and, with respect to directors fees, paid in 2006 in connection with the year 2005 by Thomson to its directors, as well as the director fees paid to such individuals in 2005 in connection with the year 2004 and in 2004 in connection with the year 2003. The table also indicates the number of Thomson shares held directly and held through Thomson’s savings plan (Fonds Commun de Placement en Entreprise, or “FCPE”) by such individuals as of March 1, 2007.

2006 FORM 20-F - THOMSON GROUP - 94

Back to contents

	Position	Total gross compensation (2006)	Fixed	Variable	Exceptional	Director fees (2004) (6)	Director fees (2005) (7)	Director fees (2006) (8)	Other benefits in kind	Shares held directly and through the FCPE
		(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)
Frank E. Dangeard	Chairman and CEO	987,232	850,000	74,732	62,500	30,000	30,000	30,000	—	196,168
Éric Bourdais de Charbonnière	Director					2,575	38,250	35,000	—	2,000
Catherine Cavallari(9)(1)	Director, Employee Representative					24,000	30,000	18,000	—	2,326
Loïc Desmouceaux(2)(9)	Director, Employee Shareholder Representative					14,575	27,500	21,500	—	13,542
Eddy W. Hartenstein	Director					24,000	30,000	25,000	—	2,000
Pierre Lescure	Director					29,000	30,000	24,000	—	2,000
Didier Lombard	Director					—	29,250	30,000	—	2,416
Gérard Meymarian(2)(9)	Director, Employee Shareholder Representative					14,575	27,500	21,500	—	14,439
Paul Murray	Director					13,561	35,000	27,000	—	2,000
Jean de Rotalier(9)(1)	Director, Employee Representative					22,000	30,000	21,000	—	2,896
Marcel Roulet	Director					30,000	35,000	35,000	—	2,004
David Roux(3)	Director					—	15,000	26,000	—	2,000
Rémy Sautter(5)	Director					—	—	—	—	2,000
Henry P. Vigil(4)	Director					—	—	—	—	2,000

(1)

The director fees of directors representing employees were paid directly to their labor organizations.

(2)

€2,500 was paid directly to the Thomson Employee Shareholders’ Association, on behalf of each director representing employee shareholders.

(3)

The director fees due to David Roux were paid directly to Silver Lake Partners.

(4)

Henry P. Vigil renounced the payment of his director fees.

(5)

Rémy Sautter was appointed director on January 12, 2006.

(6)

Paid in 2004 for the 2003 fiscal year; some of those amounts may have been subject to withholding tax.

(7)

Paid in 2005 for the 2004 fiscal year; some of those amounts may have been subject to withholding tax.

(8)

The amounts indicated correspond to the directors’ fees paid in 2006 for the year 2005. Some of these fees are subject to withholding tax.

(9)

According to the “Guide d’élaboration des documents de référence” of the AMF dated January 27, 2006, the employment-related compensation of the directors representing employees and employees shareholders is not specified above.

Thierry Breton resigned from the Board of Directors on February 27, 2005. In each of the years 2003 and 2004, he received director fees of €30,000. For the year 2005, Mr Breton received director fees of €5,500.

Igor Landau resigned from the Board of Directors on December 15, 2005. He received director fees for the years 2003, 2004 and 2005 in the amount of €20,000, €9,000 and €13,000, respectively.

Christian Blanc resigned from the Board of Directors on December 14, 2006. He received directors fees for the years 2003, 2004 and 2005 in the amount of €24, 000, €32,500 and €18,000 for those years respectively.

For the year 2005, the Board members of the Company received a total of €355,500 in directors’ fees.

Compensation of the Chairman and Chief Executive Officer

The terms of Frank E. Dangeard’s remuneration were fixed by the Board of Directors meeting held on September 22, 2004. It is target-linked tying variable compensation equal to 50% of his fixed remuneration to an expected level of performance with a ceiling of 75% of his fixed remuneration for out-performance of the targets set. Such remuneration is composed of a bi-annual bonus calculated based on the Group results in accordance with rules and financial indicators set at the beginning of each half-year period by the Nomination, Remuneration and Governance Committee and subject to the approval of the Board of Directors. In 2006, the financial indicators were based on sales, earnings before interest and taxation (EBIT) and cash flow generated during the relevant six-month period.

2006 FORM 20-F - THOMSON GROUP - 95

Back to contents

In 2006, Frank E. Dangeard received total gross compensation (excluding director fees of €30,000) of €987,232 (€850,000 base salary, €74,732 variable compensation and €62,500 mobility allowance prorated from August 1, 2006 through December 31, 2006). In 2006, his variable remuneration of €74,732 was paid in March 2006 for the second half of 2005. Frank E. Dangeard renounced the payment of the variable compensation relating to the first half of 2006. In addition, in 2007, Frank E. Dangeard received variable remuneration of €166,699 for the second half of 2006. Related employer charges amounted to €313,216 for the year 2006.

The mobility allowance mentioned above was voted by the Board of Directors on December 14, 2006 for a period of one year from August 1, 2006 to July 31, 2007 for an amount of €150,000. This allowance covers expenses incurred by Frank E. Dangeard due to his presence every week on a different site of the Group, thus increasing his time spent in the United States, and to his frequent visits and follow-up with Thomson’s main customers, including those based in the United States.

In 2006, Frank E. Dangeard received 160,000 subscription options as part of Plan 6 granted on September 21, 2006. For more information on our stock option plans, see “—Employees—Stock Options Plans” below.

In case of departure from the Company, Frank E. Dangeard, in his capacity as Chief Executive Officer, can receive an amount based on a six months’ notice period plus an indemnity equal to fifteen months’ compensation, pursuant to the decision of the Board of Directors on January 13, 2005.

Directors’ Fees

With respect to directors’ fees, the Nomination, Remuneration and Governance Committee recommends to the Board of Directors the amount to be submitted for approval to the Shareholders’ Meeting and the allocation between the Directors. The General Shareholders’ Meeting of Thomson held on May 7, 2004 set the annual amount of total director’s fees at €450,000. The annual allocation of directors’ fees is calculated taking into account the number of meetings which the directors attended.

The directors’ fees are allocated on the following basis:

•

€3,000 per director per meeting of the Board of Directors;

•

Chairman of Committee: €2,500 per Chairman per committee meeting;

•

Committee member: €1,000 per Committee meeting.

The total amount of fees allocated to each director shall not exceed €35,000 per year for members of the Audit Committee and €30,000 for other directors. The Board of Directors may decide to allocate the non-distributed part of the annual amount to directors’ fees, if any, especially in the case of specific assignments. The table above indicates the amounts paid to each director and calculated as stated in the table.

Executive Committee Compensation

In 2006, the total compensation paid by the Company and by all companies of the Group to the members of the Executive Committee including the Chairman & Chief Executive Officer (see above under “—Compensation of the Chairman and Chief Executive Officer”) amounted to €7.84 million (including a variable component for €0.54 million and compensation related to a performance-based plan for €1.21 million). The variable remuneration of the members of the Executive Committee consists of two semi-annual bonuses, which amounts depend on the results of the Group according to certain rules and financial indicators reviewed at the beginning of each six-month period by the Nomination, Remuneration and Governance Committee and submitted for approval by the Board of Directors.

In 2005, the total compensation paid to the members of the Executive Committee was €11.46 million (including a variable component for €2.68 million and compensation related to a performance-based plan for €2.43 million).

The total amount granted by the Group to the members of the Executive Committee for their pensions and retirement and other similar benefits amounted to €1.69 million in 2006, compared to €2.13 million in 2005.

The significant decrease in compensation paid to the Executive Committee members in 2006 is due to their decision to reduce the variable compensation payment following the first half of 2006 and to the decrease from 15 to 12 members of the Executive Committee during 2006.

2006 FORM 20-F - THOMSON GROUP - 96

Back to contents

C. Employees Thomson’s workforce

On December 31, 2006, the Group employed 29,628 employees, compared to approximately 32,475 employees in 2005, a decrease of 9%.This decrease reflects the significant changes the Group has experienced over the past two years as well as the diversity of its activities, which are in constant evolution. The highly competitive and ever-changing Media & Entertainment sector, in which Thomson provides its technology and services requires constant adjustment of its workforce.

The table below reveals the Group’s total workforce as of December 31 for each of 2006, 2005 and 2004, as well as the distribution of personnel across geographical regions.

	As of December 31,
	2006	2005	2004
Europe (1)	9,267	9,435	16,609
North America	10,984	12,334	12,992
Asia – Oceania (2)	6,648	7,441	12,842
Other countries (3)	2,729	3,265	6,636
Number of employees in fully consolidated subsidiaries	29,628	32,475	49,079
Number of employees in companies accounted for using the equity method (essentially TCL)	Not applicable*	34,201	32,354
(1) Including Poland	998	970	5,416
(2) Including the People’s Republic of China (including Hong Kong)	4,812	6,034	11,030
(3) Including Mexico	1,955	2,204	5,647
* Following the reduction of Thomson’s interest in TCL Multimedia, TCL Multimedia is no longer included in entities accounted for under the equity method.

Total employment figures above include executives, non-executives and workers. Temporary and trainees are excluded. The number of temporary employees as of December 31, 2006 was 9,547.

The following table indicates the number of Group employees by segment as of December 31, 2006:

Segment	Number of employees	Percentage
Services	15,167	51.2%
Systems	5,185	17.5%
Technology	1,984	6.7%
Other (1)	7,292	24.6%
TOTAL	29,628	100%
(1) Includes employees of activities treated as discontinued.

The decrease in the number of employees from 2005 resulted primarily from the structural adjustments within the Group’s various segments, offset in part by our external growth strategies by means of acquisitions or organic growth.

In Europe, variations are mainly related to:

•

a voluntary reduction in our labor force at the site of Genlis resulting from the sale of the activity of professional yokes to Thomas Electronics, worldwide leader of singular, professional and military CR tubes, and the sale of its high precision deep drawing activities at Metalis Group, specialized in high precision stamping, forming and drawing of complex metal parts (affiliate of Aalberts Industries N.V., Netherlands). These measures fall within the anticipated action plan executed by the Group since 2004 in order to adjust accordingly to changing market conditions while preserving regional labor force and demonstrate Thomson’s efforts in industrial reconversion;

2006 FORM 20-F - THOMSON GROUP - 97

Back to contents

•

a decrease in the number of employees, based mainly in the United Kingdom, within the DVD Services business unit, due to a maturing VHS cassette market;

•

a significant increase of VCF Thematiques employees (a leading provider of play-out services to many TV channels in France) in response to activity growth (i.e., TV5Monde contract, France 24); and

•

the acquisition of NOB Cross Media Facilities (NOB CMF), Netherlands, affiliate of the group Nederlands Omroepproduktie bedrijf (NOB). NOB CMF facilitates radio and television broadcasts for the public of the Netherlands as well as commercial broadcasting companies.

In the United States, variations are mainly related to:

•

a downturn trend in production for several DVD Services sites;

•

the closure of the Lancaster site;

•

acquisition of Convergent Media Systems, leader in custom media distribution networks; and

•

the launch of the new operational site “Sony Digital Intermediates” at Culver City in Q1 2006.

In Central and South America, variations are primarily due to:

•

the sale of its tube components site Belo Horizonte, Brazil to Cirubrás Indústria Médica Cirúrgica e Hospitalar Ltda, Terra e Teto Administraçao e Comercio Ltda, Colméia Indústria e Agropecuária do Norte S.A in September 2006; and

•

lower activity at Torreon as well as Guadalajara, Mexico.

In Asia, variations are primarily due to:

•

lower activity in Dongguan in China;

•

the sale in Shenzhen of the optical components development activities to Harman Becker;

•

the development of the Access Products and Network Software businesses at Beijing; and

•

the acquisition of Canopus Co., Ltd, a leader in Japan of digital video and graphics solutions based in Kobe and Tokyo.

Employee Profit-Sharing

Currently, there is no employee profit-sharing plan (accord de participation) or incentive plan (accord d’intéressement) based on the Company’s results at the Group level in France. However, eight French subsidiaries of the Company offer employees incentive plans based on the related subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three fiscal years amount to the following:

•

Amounts distributed in 2004 for year 2003: €1.8 million;

•

Amounts distributed in 2005 for year 2004: €1.2 million; and

•

Amounts distributed in 2006 for year 2005: €952,688.

Also, several of our plants in France and in the United States offer their employees profit sharing based on company results and/or achievement of individual objectives. Our Executive Committee and other members of senior management are incentivized with plans based on Group and business unit results and the achievement of individual performance objectives.

Employee Shareholding

The employee shareholding rate resulted mainly from the five employee offerings made in February 1999, October 1999, September 2000, March 2002 and December 2003, in accordance with the French Privatization law of August 6, 1986.

As of March 31, 2007, we estimate that approximately 13,425 of Thomson’s employees or former employees hold approximately 2.4% of our share capital.

The countries with the greatest number of shares held by employees are currently France, the United States, Germany, Hong Kong, Singapore, the United Kingdom and Canada.

Stock Options Plans

Since the end of 2000, Thomson has implemented an incentive policy related to the Company’s earnings and share price for members of our management and employees through stock option plans. As of December 31, 2006, the Company has established the following six existing stock option plans:

2006 FORM 20-F - THOMSON GROUP - 98

Back to contents

	Plan 1 Purchase options	Plan 2 Subscription options	Plan 3 Subscription options	Plan 4 Purchase options	Plan 5 Purchase options	Plan 6 Subscription options
Decision of the Shareholder Meeting	November 10, 2000	November 10, 2000	November 10, 2000	November 10, 2000	May 10, 2005	May 10, 2005
Board’s decision	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006
Number of Beneficiaries	463	556	574 (1)	93	390	485
Number of remaining participants	55	28	443	80	356	476
Number of options granted	4,018,500	3,540,300	7,366,590	719,400	1,993,175	2,739,740
Number of options cancelled since the beginning of the plan	3,522,400	3,170,500	1,025,380	39,700	150,200	29,000
Number of outstanding options	496,100	369,800	6,341,210	679,700	1,842,975	2,710,740
Exercise period	50% as of December 18, 2003; and 100% as of December 18, 2004	50% as of October 12, 2004; and 100% as of October 12, 2005	50% as of September 22, 2007; and 100% as of September 22, 2008	50% as of April 19, 2008; and 100% as of April 19, 2009	50% as of December 8, 2008; and 100% as of December 8, 2009	50% as of September 21, 2008; and 100% as of September 21, 2009
Plan life	10 years	10 years	10 years	10 years	10 years	8 years
Exercise price	€55.90	€31.50	€16.00	€20.82	€17.73	€12.49

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

As of December 31, 2006, those stock option plans represented  12,440,525 options, including 3,018,775 purchase options and 9,421,750 subscription options, in favor of 767 participants.

From 2000 to 2006 no stock options have been exercised.

The ten employees who received the greatest number of stock options in 2006 received a total of 850,000 stock options in 2006.

Skill Management

Human Resources & Internal Communication Organization

Thomson’s Human Resources & Internal Communication (HR&IC) organization is based on a ”Services Model” constructed on behalf of the Group and its employees, and reinforcing Thomson’s strategic priorities. This model addresses such domains as: actions to promote Thomson’s attractiveness as an employer, talent detection, motivation, retention, and development of employees.

To support this model, HR&IC is organized around three main poles:

•

Human Resources Direction in charge of the management of Thomson employees per:

Division:

•

Services,

•

Systems,

•

Technology,

COO & Support Function:

•

Finance,

•

General Secretary & External Communications,

•

Business Operations,

•

Human Resources & Internal Communication.

Each segment and COO & Support Function Human Resources Director is also responsible for one domain related to the Services Model.

2006 FORM 20-F - THOMSON GROUP - 99

Back to contents

•

Human Resources Corporate Functions focusing, at a worldwide level, on the definition and implementation of the Services Model;

-

Management Development: in charge of Talent Management, Enterprise Culture development, International Mobility, Integration training, Development and Transformation training, School and University Relationships, Thomson Management Network coordination;

-

Compensations & Benefits: in charge of the compensation and benefits of Thomson’s executives, plus Human Resources information and management systems; and

-

Internal Communications: the objectives of which are to improve the understanding of the recent changes occurred in the Group, to strengthen the feeling of membership, to allow the development of a strong corporate culture and to accelerate synergies within the Group.

Each domain has an HR Coordinator per segment and COO & Support Function to ensure alignment with Thomson’s strategic priorities and needs. These coordinators also provide global cohesion and overall quality assurance of all HR&IC activities.

•

Regional Coordination Centers:

•

Americas,

•

Asia-Pacific (APAC),

•

Europe.

In November 2006, the APAC Regional Coordination Center was relocated from Singapore to Beijing to ensure closer and timelier services to the businesses.

Each center is charged with coordinating processes linked to recruitment, training, non-executive compensation and personnel administration.

The HR&IC Executive Vice President, a member of Thomson’s Executive Committee, defines HR&IC strategic priorities in line with Thomson’s strategic plan, implements and adapts the HR&IC Services Model, identifies organizational needs and related resources, and pilots HR&IC initiatives across all of the Group’s components.

Human Resources & Internal Communication Quality Policy

Quality is One of Thomson’s Management Values

To effectively address internal customers’ needs and expectations, HR&IC has implemented, under its Services Model (actions to promote Thomson’s attractiveness as an employer, talent detection, motivation, retention, development of employees) and the Group’s Process Transformation Initiative such key projects as:

•

relationships with leading business schools and universities to:

-

attract new talents, and

-

provide to selected employees General Management programs, and dedicated Thomson customized programs on Strategy and Leadership to High Potentials and Key Talents;

•

global mapping and job grading;

•

half-year evaluation process improvement with associated management training.

In addition, Thomson launched a revised and comprehensive International Mobility Policy worldwide in January 2007.

In accordance with the commitment to identify and develop key talents, an enhanced worldwide Talent Review policy was implemented in 2006. The objectives are to:

•

Anticipate risks related to human capital by identifying Succession and Development Plans at all levels of the organization through dedicated People Management tools; and

•

Identify the most promising individuals who are deemed able to take senior positions in the next three to five years, then build individual development plans, including providing appropriate training for them to reach their objectives.

To track and measure key projects, an HR&IC Strategic Leadership Meeting is held biweekly and all related actions and progresses are reported in the HR Scorecard Report. Such meetings complement and help prepare for semi-annual Audit and Enterprise Risk Assessment reviews to ensure a proper implementation of programs.

2006 FORM 20-F - THOMSON GROUP - 100

Back to contents

Item 7 Major Shareholders and Related Party Transactions

A. Distribution of Share Capital

Current Shareholding

The table below shows the evolution of our shareholding structure, to the best of our knowledge, up to March 31, 2007.

	At March 31, 2005		At March 31, 2006		At March 31, 2007
	Number of shares held	% of shares held	Number of shares held	% of shares held	Number of shares held	% of shares held	% of voting rights
Public (1)	253,737,121	92.84%	243,434,031	89.00%	247,683,117	90.44%	94.81%
Employees and former employees	9,603,199	3.51%	7,498,088	2.81%	6,585,155(2)	2.40%	2.52%
TSA (ex Thomson SA)	5,729,975	2.10%	5,265,024	1.93%	5,264,950	1.92%	2.02%
Microsoft	1,693,621	0.62%	1,693,621	0.62%	1,693,621	0.62%	0.65%
Thomson	2,544,116	0.93%	15,417,268	5.64%	12,644,453	4.62%	—
TOTAL	273,308,032	100.00%	273,308,032	100.00%	273,871,296	100.00%	100.00%

(1)

Includes shareholdings on Brandes Investment Partners, Franklin Resources, Inc. and Dodge & Cox, in their capacities as institutional investment managers, as described further below.

(2)

Estimate based on quarterly information.

To the best of our knowledge, the following institutional investment managers, holding for the account of their respective customers and/or for their own account, have publicly disclosed to the French securities regulator, the AMF, and/or notified Thomson directly of the following holdings of our share capital (as such figures were made public or notified to us). We understand that these institutional investment managers generally hold investment discretion over the accounts of their respective customers.

•

Dodge & Cox held 27,387,937 shares, representing 10.00% of our share capital as of February 19, 2007;

•

Franklin Resources, Inc. and certain of its affiliates held 30,255,028 shares, representing 11.05% of our share capital as of February 27, 2007; and

•

Brandes Investment Partners held 14,204,950 shares, representing 5.19% of share capital as of July 20, 2006.

As it does on an annual basis, Thomson conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifiable), to investigate its shareholder base as of December 31, 2006. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Thomson can thus estimate the identity of its main shareholders (351 major funds were identified as probable shareholders). Following this survey, the Group estimates that approximately 27 institutional shareholders each hold at least 0.5% of our share capital at December 31, 2006.

To the best of our knowledge, the members of the Board of Directors and the Executive Committee hold less than 1% of the share capital or voting rights of the Company.

The main shareholders of the Company do not hold voting rights that are different from those of other shareholders.

Expiration of Call Option in Connection with the Formation of TTE

In connection with the transaction that led to the formation of TTE in 2004, Thomson granted to TCL Multimedia a call option to purchase 2.5 million Thomson shares at an exercise price of €18.12 per share, which expired unexercised on October 31, 2006.

2006 FORM 20-F - THOMSON GROUP - 101

Back to contents

Share Repurchase Program

As of March 31, 2007, Thomson held 12,644,453 treasury shares. In 2006, Thomson did not repurchase any of its shares pursuant to authorizations given to the Board of Directors by the Annual Shareholders’ Meeting held on May 10, 2005 and the Annual Shareholders’ Meeting held on May 12, 2006.

Subject to approval of the Shareholders’ Meeting to be held on May 9, 2007 on first notice and on May 15, 2007 on second notice and in compliance with European Regulation 2273/2003 dated December 22, 2003 and the Règlement général, the interpretations, decisions and guidance of the AMF, the objectives of the share repurchase program will comprise the following:

•

delivery of shares in connection with any stock option plan implemented pursuant to articles L. 225-177 et seq. of the French Commercial Code;

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

•

cancellation of shares (to this end, a resolution is proposed at the Shareholders’ Meeting to be held on May 9, 2007 on first notice and on May 15, 2007 on second notice to authorize the Board of Directors to reduce the share capital of the Company through the cancellation of shares; this authorization shall be effective for a period of 26 months);

•

delivery of shares (in exchange, payment or otherwise) in connection with external growth transactions; or

•

delivery of shares in connection with a liquidity agreement entered into with one or several providers of investment services acting independently for market-making purposes.

Subject to the decision of the Shareholders’ Meeting to be held on May 9, 2007 on first notice and on May 15, 2007, on second notice, the Company may not purchase more than 10% of its share capital, the amount of which may be adjusted in the event of a change in share capital occurring after the Shareholders’ Meeting for the duration of the share repurchase program. The indicative maximum number of securities that may be bought under this program amounts to 27,387,129 shares. The Company may not hold, at any time, more than 10% of its share capital. The number of shares acquired by the Company for the delivery of shares in connection with a merger, spin-off or capital contribution may not exceed 5% of the share capital of the Company. The maximum repurchase price under this program equals 40 euros. The share repurchase program will be effective from the date it is approved by the Shareholders’ Meeting on May 15, 2007 until November 15, 2008.

Subject to the decision of the Shareholders’ Meeting on May 15, 2007 and pursuant to applicable laws and regulations, the acquisition, sale or transfer of shares may be made at any time and by any means, on the stock market or over-the-counter, including through a block sale or acquisition (without limiting the number of shares that may be acquired or sold through a block trade), or through options or other financial instruments negotiated on a regulated market or otherwise, or through the delivery of shares following an issuance of securities giving access to the share capital of the Company through conversion, exchange, redemption, exercise of a note or otherwise.

The following table sets forth information as of March 31, 2007 relating to the shares purchased by Thomson under previous repurchase programs:

Percentage of share capital directly or indirectly owned	4.62%
Number of securities directly or indirectly owned	12,644,453
Number of securities cancelled over the last 24 months preceding March 31, 2007	-
Book value of securities owned in euros	234,533,644.57
Fair market value of securities owned(1) in euros	182,206,567.70
(1) Based on a share price of €14.41 on March 30, 2007.

2006 FORM 20-F - THOMSON GROUP - 102

Back to contents

Of the 12,644,453 Thomson shares held by the Company, as of March 31, 2007, 7,675,000 shares are held for cancellation and 4,969,453 shares may be delivered in connection with potential external growth transactions.

The following table sets forth the operations undertaken by Thomson in its own securities between May 12, 2006 and March 31, 2007:

	Cumulated gross transaction amounts		Open positions as of March 31, 2007
	Sales	Acquisitions/Transfers	Open positions (Sell)		Open positions (Buy)
			Call acquired	Futures	Call sold	Put
Number of securities	-	1,721,937(1)	-	-	-	-
Maximum average term	-	-	-	-	-	-
Average transaction price in euros	-	13.49	-	-	-	-
Average exercise price	-	-	-	-	-	-
Total in euros	-	23,237,089.95

(1)

Transfer on May 23, 2006 of 298,728 shares; on June 30, 2006, of 1,315,221 shares; and on September 1, 2006, of 107,988 shares in connection with an external growth transactions as part of the consideration paid.

Shareholders’ Agreements

To the best of our knowledge, there are no shareholders’ agreements among any of our major shareholders.

Modifications in the Distribution of Share Capital over the Past Three Years

In 2004, ITV (principal shareholder of Carlton Communication Plc) successfully carried out the sale of its entire shareholding in Thomson on September 22, 2004, which amounted to a total of 15 million shares. As a consequence of the sale, ITV was no longer shareholder of Thomson as of such date.

In both 2005 and 2006, there were no significant modifications in the distribution of Thomson’s share capital. Holdings of the institutional shareholders in our share capital change regularly. The holdings notified by Brandes Investment Partners, Franklin Resources and Dodge & Cox are noted above under “—Current Shareholding”.

Outstanding Dilutive Securities

Our share capital may be further diluted upon the conversion into new shares of our outstanding convertible/exchangeable bonds mentioned below as well as our stock option Plans 2, 3 and 6.

Assuming (i) all of the outstanding 2002 OCEANE as well as the convertible/exchangeable subordinated bonds issued to Silver Lake are converted into newly issued shares, and (ii) all outstanding stock options issued under our stock option Plans 2, 3 and 6 are exercised, our share capital would increase to 307,591,634, a 12.31% increase compared to the number of outstanding shares as of March 31, 2007, assuming such exercise is satisfied by the issue of new shares.

This calculation does not take into account potential reduction of outstanding shares as a result of Thomson’s share repurchase program. For additional information regarding shareholders’ voting rights and related matters, please refer to Item 10: “Additional Information—Memorandum and Articles of Association”.

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

2006 FORM 20-F - THOMSON GROUP - 103

Back to contents

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

On September 16, 2004, Thomson issued 23,084 convertible/exchangeable subordinated bonds to Silver Lake, with a nominal value of U.S.$21,660 each, for an aggregate amount of U.S.$499,999,440. The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of U.S.$ 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds may not be transferred prior to their conversion into or exchanged for shares, except Silver Lake may transfer bonds (a) with the permission of the Company, (b) to an investment fund affiliate of Silver Lake, (c) following the occurrence of a specified number of release events or (d) removal of Silver Lake’s representative on the Company’s Board of Directors.

Holders of these convertible/exchangeable subordinated bonds have the option to convert or exchange the bonds into Thomson shares from the earlier of March 31, 2006 or the date Thomson published its audited financial results for 2005 or the date of certain other exceptional events. As of the date hereof, holders of the bonds have not elected for such conversion or exchange into Thomson shares. The initial conversion ratio, equal to 1,000 shares per bond, is subject to adjustment under certain conditions, the most important of which is an adjustment to take into account annual dividend payments. The adjustment for the payment in 2005 and 2006 of the dividends for fiscal years 2004 and 2005, respectively, resulted in the conversion ratio being adjusted to 1,038.689 shares per bond from 1,014.447 shares per bond. The shares issued upon conversion or granted upon exchange were subject to transfer restrictions based on specified dates and events over the course of 2006. As such dates and events have passed, if the shares were now issued upon conversion or granted upon exchange, they would no longer be subject to such transfer restrictions.

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

Bons d’Acquisition ou de Souscription d’Actions (“BASA”)

On September 15, 2004, the Shareholders’ Meeting of Thomson had approved a subscription plan for eligible individual shareholders by way of an issuance of warrants (Bons d’acquisition d’actions existantes ou de souscription d’actions, or “BASA”). According to this plan, each eligible shareholder had the right to subscribe one Thomson BASA for each share so held at €1 each. The number of BASA subscribed amounted to 12,471,369 at €1 each. Each BASA was exercisable after the issuance of the 2005 annual consolidated financial statement of Thomson from March 1, 2006 until June 30, 2006 for one share at an exercise price of €16 per share. Thomson could choose to deliver new Thomson shares or existing treasury shares.

2006 FORM 20-F - THOMSON GROUP - 104

Back to contents

During the exercise period, 563,264 Thomson BASAs were exercised, resulting in the issuance and delivery, from March 1, 2006 to June 30, 2006, of 563,264 Thomson shares to the eligible shareholders, in consideration for proceeds of €9,012,224. All unexercised BASA became void upon the expiration of the exercise period.

Stock Option Plans

For a description of the stock option plans currently outstanding, see Item 6: “Directors, Senior Management and Employees—Employees—Thomson’s Workforce—Stock Option Plans”.

B. Related Party Transactions

For a description of the Company’s related party transactions, see Note 37 to our consolidated financial statements. See also Item 4: “Information on the Company—Business Overview—Displays & CE Partnerships–Non-Core—CE Partnerships” for further information regarding our transactions and agreements with TCL Multimedia, TTE and its subsidiary, TTE Europe.

Item 8 Financial Information

A. Consolidated Financial Statements and Other Financial Information

Please refer to the consolidated financial statements and the notes and exhibits thereto in Part III hereof and incorporated herein by reference.

B. Legal Proceedings

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk of an obligation to a third party is identified, the outcome of which may result in a potential liability that can be reasonably estimated. For a description of legal proceedings, see Note 36 to our consolidated financial statements.

C. Dividends

We may declare a dividend upon the recommendation of our Board of Directors and the approval of our shareholders at their Annual General Meeting. Under French company law, our right to pay dividends is limited in specific circumstances.

For a description of these restrictions, refer to Item 10: “Additional Information—Memorandum and Articles of Association.”

On February 13, 2007, the Board of Directors decided to propose to the Shareholders’ Meeting to be held on May 9, 2007 on first notice and on May 15, 2007 on second notice a distribution of 33 cents of euro per share, to be charged to a share premium account (compte de prime d’émission) within shareholders’ equity. This distribution would represent a 10% increase compared to the dividend of 30 cents of euro paid in 2006 for the year 2005. Payment of such distribution is scheduled to occur as from July 3, 2007.

Any future payments of dividends will depend on our financial condition and results of operations, especially net income, and our investment policy at that time. Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

2006 FORM 20-F - THOMSON GROUP - 105

Back to contents

Item 9 The Offer and Listing

Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed: on the Eurolist d’Euronext Paris S.A. (Compartiment A) and are eligible for the Système de Règlement Différé (deferred settlement service) under the Euroclear France code ISIN FR0000184533, each described below; and on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

A. Listing on the Eurolist of Euronext Paris S.A.

Euronext Paris S.A. (“Euronext Paris”) is a wholly owned French subsidiary of Euronext NV, a Dutch holding company and the first pan-European stock exchange (“Euronext”). Following an exchange offer by NYSE Euronext, through its indirect wholly-owned subsidiary NYSE Euronext (Holding) NV, for all outstanding shares of Euronext, as of April 27, 2007, NYSE Euronext holds more than 95% of the Euronext share capital. Securities listed on any of the stock exchanges participating in Euronext are traded through a common platform, with central clearinghouse, settlement and custody structures. However, securities remain listed on their respective local exchanges.

Securities approved for listing by Euronext Paris are traded in one of the three compartiments of Eurolist: Compartiment A (for capitalizations over €1 billion), Compartiment B (for capitalizations between €150 million and €1 billion) and Compartiment C (for capitalizations less than €150 million). Aside from these regulated markets, securities of certain other companies may be traded on non-regulated markets (the Marché Libre or Alternext). These markets are all operated and managed by Euronext Paris, a market operator responsible for the admission of securities and the supervision of trading in listed securities.

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris. Trading on Eurolist (Compartiment A) takes place continuously on each business day in Paris from 9:00 a.m. to 5:30 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which time trades are recorded but not executed) with a final fixing at 5:35 p.m. Then, from 5:35 p.m to 5:40 p.m., the “Trading at Last” session allows trades at the final fixing price. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most actively traded securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on Eurolist (Compartiment A) if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on Eurolist (Compartiment A) in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the AMF and the issuer also may request a suspension in trading.

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

2006 FORM 20-F - THOMSON GROUP - 106

Back to contents

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

Prior to any transfer of securities listed on Eurolist held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France, S.A., a registered central security depositary. Trades of securities listed on Eurolist are cleared through L.C.H. Clearnet and settled through Euroclear France, S.A. using a continuous net settlement system.

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

	Euronext Paris
	Volume of transactions			Share price (in €)
YEARS ENDING DECEMBER 31,	in € millions	Shares	Average volume	Average closing price	High	Low
2004	9,137.0	554,675,374	2,141,604	16.45	19.58	13.83
2005	10,869.3	576,933,876	2,244,879	18.99	21.42	15.26
2006	9,002.0	623,519,755	2,445,176	14.31	19.32	11.65
Source: Euronext.

2006 FORM 20-F - THOMSON GROUP - 107

Back to contents

	Euronext Paris
	Volume of transactions			Share price (in €)
QUARTERS FOR YEARS ENDING DECEMBER 31,	in € millions	Shares	Average volume	Average closing price	High	Low
2004
First Quarter	2,715.2	167,551,752	2,617,996	16.18	18.67	13.83
Second Quarter	1,746.2	109,807,619	1,742,978	15.86	16.87	14.67
Third Quarter	2,125.3	135,837,278	2,058,141	15.57	16.98	14.13
Fourth Quarter	2,550.4	141,478,725	2,143,617	18.17	19.58	16.62
2005
First Quarter	2,492.9	126,161,545	2,034,864	19.89	21.42	18.08
Second Quarter	2,806.6	139,228,647	2,141,979	20.22	21.24	18.66
Third Quarter	2,935.0	156,575,380	2,372,354	18.80	20.35	17.15
Fourth Quarter	2,634.7	154,968,304	2,421,380	17.09	18.43	15.26
2006
First Quarter	3,070.7	195,382,270	3,005,881	15.98	19.32	13.92
Second Quarter	2,624.8	175,869,526	2,836,605	14.99	17.00	12.48
Third Quarter	1,794.9	142,397,475	2,190,730	12.49	13.65	11.65
Fourth Quarter	1,511.5	109,870,484	1,743,976	13.80	14.92	12.12
2007
First Quarter	1,959.2	135,092,891	2,110,826	14.54	15.60	13.33
Source: Euronext.

	Euronext Paris
	Volume of transactions			Share price (in €)
LAST SIX MONTHS,	in € millions	Shares	Average volume	Average closing price	High	Low
2007
March	706.7	49,972,134	2,271,461	14.17	14.62	13.33
February	671.8	45,380,927	2,269,046	14.83	15.60	13.73
January	580.7	39,739,830	1,806,356	14.64	15.00	14.27
2006
December	468.1	32,581,385	1,714,810	14.47	14.92	13.69
November	542.5	38,835,943	1,765,270	13.99	14.60	13.40
October	501.0	38,453,156	1,747,871	13.02	13.78	12.12
Source: Euronext.

2006 FORM 20-F - THOMSON GROUP - 108

Back to contents

B. Listing on the New York Stock Exchange

JPMorgan Chase Bank had been serving as the depositary with respect to the ADSs traded on the New York Stock Exchange until January 31, 2005. Since February 2005, The Bank of New York now acts as Thomson’s depositary bank. Each ADS represents one ordinary share.

The tables below set forth, for the periods indicated, the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
YEARS ENDING DECEMBER 31,	in US $ millions	Shares	Average volume	Average closing price	High	Low
2004	256.7	11,280,800	44,765	20.57	26.66	17.21
2005	428.4	17,951,700	71,237	23.70	28.36	18.37
2006	242.9	13,262,100	52,837	17.95	23.06	14.96

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
QUARTERS FOR YEARS ENDING DECEMBER 31,	in US $ millions	Shares	Average volume	Average closing price	High	Low
2004
First Quarter	30.6	1,509,200	24,342	20.29	23.12	17.21
Second Quarter	28.0	1,460,200	23,552	19.17	20.14	17.74
Third Quarter	31.0	1,606,200	25,097	19.11	21.09	17.55
Fourth Quarter	167.0	6,705,200	104,769	23.67	26.66	20.62
2005
First Quarter	170.3	6,539,300	107,202	26.15	28.36	23.49
Second Quarter	90.7	3,559,000	55,609	25.45	27.39	23.90
Third Quarter	77.6	3,376,200	52,753	22.97	24.33	20.60
Fourth Quarter	89.7	4,477,200	71,067	20.29	22.04	18.37
2006
First Quarter	100.1	5,194,800	83,787	19.15	23.06	16.69
Second Quarter	51.5	2,742,900	43,538	18.90	20.95	15.71
Third Quarter	34.7	2,175,600	34,533	15.92	17.35	14.96
Fourth Quarter	56.6	3,148,800	49,981	17.85	19.69	15.48
2007
First Quarter	82.1	4,313,891	70,720	19.07	20.49	17.92
Source: NYSE, Bloomberg.

2006 FORM 20-F - THOMSON GROUP - 109

Back to contents

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
LAST SIX MONTHS,	in US $ millions	Shares	Average volume	Average closing price	High	Low
2007
March	25.0	1,340,200	60,918	18.81	19.66	17.92
February	26.8	1,376,191	72,431	19.41	20.49	18.33
January	30.4	1,597,500	79,875	19.06	19.85	18.56
2006
December	20.0	1,046,400	52,320	19.14	19.69	18.18
November	20.6	1,141,200	54,343	18.03	18.73	17.22
October	16.0	921,200	43,691	16.50	17.45	15.48
Source: NYSE, Bloomberg.

Item 10 Additional Information

A. Share Capital

Thomson’s share capital is €1,027,017,360 as of March 31, 2007, composed of 273,871,296 shares each with a nominal value of €3.75.

See also Item 7.A above.

B. Memorandum and Articles of Association

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

We summarize below certain material provisions of applicable French law and our statuts. An unofficial English translation of our statuts is included hereafter as Exhibit 1 to this Annual Report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France. Amendments to the by-laws are proposed to the Annual General Shareholders’ meeting to be held in May 2007.

2006 FORM 20-F - THOMSON GROUP - 110

Back to contents

Authorized but Unissued Capital

Under authorizations that our Board of Directors has received from our shareholders, the Board of Directors may grant stock options or free shares (“restricted stocks units”) to employees and/or corporate officers and may additionally increase our capital for certain other purposes. More specifically, the following delegations to the Board of Directors were granted by the Annual General Shareholders’ Meeting held on May 10, 2005:

•

delegations to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million through the issuance – with or without preferred subscription right – of shares and/or issuance of securities giving access to the capital of the Company and/or securities giving an entitlement to debt securities giving access to the capital of the Company. In case of increase of capital without preferred subscription rights, the Board of Directors indicated that it will limit the use of its delegation to up to €200 million. These delegations are valid for 26 months from May 10, 2005;

•

delegation to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million by capitalizing premiums, reserves, profit or otherwise. That delegation is valid for 26 months from May 10, 2005;

•

delegation to the Board of Directors to increase the capital up to a maximum nominal amount of €15 million in favor of members of Company savings plans;

•

delegations to the Board of Directors to grant stock options to subscribe or to purchase shares, representing up to a maximum of 3% of the share capital, and/or free shares, representing up to a maximum of 1.5% of the share capital, to staff or corporate officers of the Group. These delegations are valid for 38 months from May 10, 2005.

The renewal of the following delegations is proposed to the Annual General Shareholders’ Meeting to be held in May 2007:

•

delegation to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million through the issuance - with preferred subscription right - of shares and/or issuance of securities giving access to the capital of the Company and/or securities giving an entitlement to debt securities giving access to the capital of the Company. This delegation shall be valid for 26 months from the date of the Annual General Shareholders’ Meeting;

•

delegation to the Board of Directors to approve capital increases up to a maximum nominal amount of €200 million through the issuance - without preferred subscription right - of shares and/or issuance of securities  giving access to the capital of the Company and/or securities giving an entitlement to debt securities giving  access to the capital of the Company. This delegation shall be valid for 26 months from the date of the Annual General Shareholders’ Meeting;

•

delegation to the Board of Directors to approve capital increases up to a maximum nominal amount of €250 million by capitalizing premiums, reserves, profit or otherwise. That delegation shall be valid for 26 months from the date of the Annual General Shareholders’ Meeting;

•

delegation to the Board of Directors to increase the capital up to a maximum nominal amount of €15 million in favor of members of Company savings plans;

•

delegation to the Board of Directors to grant free shares to staff and/or corporate officers of the Group. Existing shares or shares that may be issued, attributed pursuant to this delegation, may not represent more than 1% of the share capital on the day of the decision of the Board of Directors. This delegation shall be valid for 38 months from the date of the Annual Geberal Shareholders’ Meeting.

In addition, the aggregate maximum nominal amount of the share capital increases authorized pursuant to all of the preceding five delegations to be proposed to the Annual General Shareholders’ Meeting in May 2007 is limited to €300 million.

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

2006 FORM 20-F - THOMSON GROUP - 111

Back to contents

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

•

the Worker’s Council (“comité d’entreprise”) provided that there is an emergency; or

•

the majority shareholder (either in terms of capital stock or of voting rights) after a tender offer or after the transfer of a controlling block.

In the case of a bankruptcy, our liquidator may also call a Shareholders’ Meeting in some instances.

Notice of Shareholders’ Meetings

We must announce General Meetings at least 35 days (or 15 days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) in advance by means of a preliminary notice which is published in the Bulletin des annonces légales obligatoires, or “BALO”. The preliminary notice must be sent to the AMF prior to publication. It must contain, among other things, the time, date and place of the meetings, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail or by data transmission (upon the decision of the Board of Directors). The AMF also recommends that simultaneously with the publication of the preliminary notice in the BALO, a summary of the preliminary notice should be published in a newspaper of national circulation in France, which contains the time, date and place of the meeting as well as indicates how investors can obtain documents relating to such meetings.

At least fifteen days (or six days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) prior to the date set for the meeting on first call, and at least six days (or four days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) before any second call, we must send a final notice containing the final agenda, place, date and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative area (“département”) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF.

2006 FORM 20-F - THOMSON GROUP - 112

Back to contents

In general, shareholders can only take action at Shareholders’ Meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors from the publication of the preliminary notice in the BALO up to twenty five days prior to the date on which the Shareholders’ Meeting is scheduled, by:

•

one or several shareholders holding a specified percentage of shares;

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•

the Worker’s Council.

However, if the preliminary notice in the BALO was published more than forty-five days prior to the date on which the Shareholders’ Meeting is scheduled, such additional resolutions may be proposed only within the first twenty days following such publication. In the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail, additional resolutions may be proposed only within five days following the publication of the preliminary notice in the BALO.

The Board of Directors must submit these resolutions to a vote of the shareholders.

From the date of the publication of the final notice in the BALO and until the fourth business day preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions. Moreover, the Board of Directors must, 15 calendar days before a meeting, make available relevant documents that will enable the voting shareholders to make an informed decision.

Attendance and Voting at Shareholders’ Meetings

Each shareholder is entitled to one vote per share at any General Meeting.

If a shareholder fails to properly notify us, in the manner described below under “–Requirements for Holdings Exceeding Certain Percentages”, on passing the threshold of 0.5%, the shares over that threshold may be deprived of their voting right.

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

Each shareholder shall have the right, upon substantiating his identity, to participate in the General Meetings of shareholders under the condition that an entry of registration has been made, for the owner of registered shares, in the records of the Company, or, for the owner of bearer shares, in the records of an authorized intermediary, in each case at 00:00 a.m. (Paris time) on the third trading day preceding the Shareholders’ Meeting. For the owner of bearer shares the registration is evidenced by a certificate of participation (attestation de participation) issued by the authorized intermediary.

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

2006 FORM 20-F - THOMSON GROUP - 113

Back to contents

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

Proxies and Votes by Mail or Videoconference

In general, all shareholders who have properly registered their shares or duly presented a certificate of participation from their accredited financial intermediary may participate in General Meetings. Shareholders may participate in General Meetings either in person, be represented by a spouse or by another shareholder, or, if provided for by the statuts, by videoconference or by any means of telecommunications allowing shareholders to be identified. Shareholders may vote in person, by proxy either to a spouse or to another shareholder or by mail. However, a holder of bearer shares who is not a French resident may be represented at Shareholders’ Meetings by an appointed intermediary as described in “–Attendance and Voting at Shareholders’ Meetings.” Our statuts provide for the possibility of participating or voting in Shareholders’ Meetings by videoconference or by data transmission, pursuant to applicable law and regulations.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, three days prior to the date of the meeting. A shareholder may only grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or allowed by the Board of Directors and against all others.

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

Quorum

The French Commercial Code provides that shareholders having at least 20% of the shares entitled to voting rights be present in person, vote by proxy, by mail or by videoconference, or by any means of telecommunications allowing them to be identified to fulfill the quorum requirements for:

•

an Ordinary General Meeting;

•

an Extraordinary General Meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium; or

•

an Extraordinary General Meeting convened in the situation where the Company were ever subject to a tender offer in order to approve an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail.

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

2006 FORM 20-F - THOMSON GROUP - 114

Back to contents

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

Majority

A simple majority of the shareholder votes cast may pass a resolution (i) at an Ordinary General Meeting, (ii) an Extraordinary General Meeting concerning only a capital increase by incorporation of reserves, profits or share premium or (iii) an Extraordinary General Meeting convened in the situation where the Company were ever subject to a tender offer in order to approve an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail.

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

2006 FORM 20-F - THOMSON GROUP - 115

Back to contents

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

2006 FORM 20-F - THOMSON GROUP - 116

Back to contents

When shareholders decide on a capital increase or approve the delegation to the Board of Directors of the right to implement a capital increase (except (i) when it results from an earlier issue of securities giving rights to shares or (ii) in the event of a capital increase by incorporation of reserves or for assets contributed in kind), they must also consider whether an additional capital increase should be reserved for employees, such reserved capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the share capital increase. With respect to the current authorizations to increase our share capital, see “—Authorized but Unissued Capital” above.

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

We maintain a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by Société Générale. In addition, we maintain separate accounts in the name of each registered shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each registered shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. Société Générale, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

2006 FORM 20-F - THOMSON GROUP - 117

Back to contents

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

Registered shares must be converted into bearer form before being transferred on the Eurolist by Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, or “impôt sur les opérations de Bourse”, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a written transfer instrument has been executed in France.

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

Requirements for Holdings Exceeding Certain Percentages

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes or ceases to be the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95%, as applicable, of the outstanding shares or voting rights of a listed French company whose shares are registered with an accredited financial intermediary, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company and the AMF within five trading days of the date it crosses such threshold, of the number of shares it holds (directly or in the form of ADSs or by an intermediary as described in “—Attendance and Voting at Shareholders’ Meetings”), their voting rights and the number of securities giving access, directly or indirectly, to shares and/or voting rights. The AMF makes this information public.

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

2006 FORM 20-F - THOMSON GROUP - 118

Back to contents

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

2006 FORM 20-F - THOMSON GROUP - 119

Back to contents

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

In accordance with French law and the General Regulation, instructions and communications of the AMF, the Company may also purchase shares for the following purposes:

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

A delegation to the Board of Directors was given by the Annual Shareholders’ Meeting held on May 12, 2006 to repurchase up to 10% of our share capital. The purchase price may not exceed €40 per share, subject to adjustment for changes in our share capital and except in certain limited circumstances, including where securities are issued by way of payment or exchange, particularly in connection with external-growth operations. This authorization is valid for 18 months as of May 12, 2006. This authorization canceled and replaced the authorization given on May 10, 2005. The renewal of this delegation is proposed to the Shareholders’ Meeting to be held in May 2007. For more information on the Company’s share repurchase program, see Item 7: “Major Shareholders and Related Party Transactions—Distribution of Share Capital—Share Repurchase Program”.

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

2006 FORM 20-F - THOMSON GROUP - 120

Back to contents

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

Pursuant to the general regulation of the AMF and its instruction, Thomson must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a release posted on its website, no later than the seventh trading day following the date of execution of any such transactions and the issuance of a monthly regulatory release (Information Réglementée) summarizing the weekly operations.

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

C. Material Contracts

Not applicable.

D. Exchange Controls and Other Limitations Affecting Security Holders

Ownership of Shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions as described above in “—Memorandum and Articles of Association”.

Under current French foreign direct investment regulations, however, a notice (déclaration administrative) must generally be filed with the French Ministry of Economy and Finance, and, in some instances, with the Banque de France, in the event of the acquisition of an interest in any French company by any non-French resident or by any foreign entity, if such acquisition would result in non-French residents or foreign entities possessing more than 33.33% of the voting rights or share capital of such French company.

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

E. Taxation

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

2006 FORM 20-F - THOMSON GROUP - 121

Back to contents

Taxation of Dividends on Shares

The term “dividends” used in the following discussion means dividends within the meaning of the relevant income tax treaties where applicable, or, where not defined by such treaties, within the meaning of French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

Prior to December 31, 2004, shareholders resident in France (“French Resident Holders”) who received a dividend were, under certain circumstances, entitled to a tax credit (“avoir fiscal”). Such avoir fiscal was, subject to certain conditions, transferred to certain non-French tax residents receiving dividends from a French company. As a result of the 2004 French Finance Law (the “2004 Finance Law”), which reformed the taxation of dividends and repealed this avoir fiscal, French Resident Holders who are individuals and who receive dividends are taxed on 60% of the amount of the dividends received and, in addition, are entitled to a new tax credit (“crédit d’impôt”) equal to 50% of the amount of dividends they received. The crédit d’impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder.

Under French domestic law, shareholders who are not resident of France for tax purposes (“Non-French Resident Holders”) are not eligible for the benefit of this crédit d’impôt. Non-French Resident Holders are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends.

However, non-resident individual shareholders who benefit from a tax treaty which provides for the refund of the avoir fiscal may be entitled to the refund of the crédit d’impôt (less applicable withholding tax). Qualifying Non-French Resident Holders may also be eligible for a reduced rate of French withholding tax (generally to 15%, 5% or 0%) under the applicable tax treaty.

The following countries and Territoires d’Outre-Mer and other territories have entered into tax treaties with France under which tax residents of such countries and territories may, under certain conditions, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Non-French Resident Holders should consult their own tax advisors in order to determine the effect of the relevant tax treaty provisions (if any), the consequences of the 2004 Finance Law, and the applicable procedures in respect of the Administrative Guidelines, in light of such holders’ particular circumstances.

Australia	Japan	Pakistan
Austria	Latvia	Québec
Belgium	Lithuania	Saint-Pierre-et-Miquelon
Bolivia	Luxembourg	Senegal
Brazil	Malaysia	Singapore
Burkina Faso	Mali	South Korea
Canada	Malta	Spain
Estonia	Mauritius	Sweden
Finland	Mayotte	Switzerland
Gabon	Mexico	Togo
Ghana	Namibia	Turkey
Iceland	The Netherlands	Ukraine
India	New Caledonia	United Kingdom
Israel	New Zealand	United States of America
Italy	Niger	Venezuela
Ivory Coast	Norway

2006 FORM 20-F - THOMSON GROUP - 122

Back to contents

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

Wealth Tax

The French wealth tax (Impôt de solidarité sur la fortune) generally does not apply to Non-French Resident Holders who are individuals owning directly or indirectly less than 10% of our share capital assuming the shares do not enable such non-French residents to exercise influence over our Company.

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

2006 FORM 20-F - THOMSON GROUP - 123

Back to contents

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

U.S. holders are no longer entitled to any refund of the avoir fiscal or the précompte with respect to dividends distributed in or after 2005, as both the avoir fiscal and the précompte have been repealed pursuant to the 2004 Finance Law.

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

2006 FORM 20-F - THOMSON GROUP - 124

Back to contents

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

Copies of the form RF 1A EU-No. 5052, together with instructions, are available from the U.S. Internal Revenue Service. Certificates of residence mentioned in the Administrative Guidelines may also be available from the U.S. Internal Revenue Service and the French Centre des impôts des non-résidents at 10, rue du Centre, 93463 Noisy-le-Grand, France. Information regarding the identity and address of the paying agent will be available from the Company.

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

The Depository is obligated to provide certificates of residence together with instructions to all U.S. holders of ADRs registered with the Depository. The Depository is also obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. holders to benefit from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made in or after 2005 to U.S. holders who are individuals, the refund of the crédit d’impôt, in accordance with the procedures established by the French tax authorities. To affect such benefit, recovery and/or refund, the Depository is obligated to advise such U.S. holders to return the relevant form and certificate to it properly completed and executed. The Depository is obligated to cause properly completed forms and certificates to be filed with the appropriate French tax authorities. Additionally the Depository is obligated to transfer to the U.S. holders any resulting remittance as soon as practicable in U.S. dollars.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes and including any crédit d’impôt to which you may be entitled under the Treaty). You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a non-corporate U.S. holder before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by Thomson with respect to the shares or ADSs will generally be qualified dividend income.

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

2006 FORM 20-F - THOMSON GROUP - 125

Back to contents

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Similarly, to the extent that you are entitled to a crédit d’impôt in respect of dividends, an amount of tax withheld equal to such crédit d’impôt may not be eligible for credit against your United States federal income tax liability. Refer to the caption “—Taxation of Dividends—French Procedure to Claim the Treaty Benefits” above for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

French Taxation

If you are eligible for the benefits of the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of our shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

United States Federal Income Taxation

Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company Status

We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company (PFIC), for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to become a PFIC, the tax treatment of distributions on our shares or ADSs and of any gains realized upon the disposition of our shares or ADSs may be less favourable than as described herein. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you hold shares or ADSs.

F. Documents on Display

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

2006 FORM 20-F - THOMSON GROUP - 126

Back to contents

Item 11 Quantitative and Qualitative Disclosures about Market Risk

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

In order to reduce our exposure to interest rate and currency fluctuations, we use interest rate and exchange rate derivative instruments in accordance with market conditions and within the framework of procedures established by us. All interest rate transactions are executed centrally by the corporate treasury department in France. Foreign exchange transactions are carried out, depending on local regulations or to permit practical access to the market, either by the corporate treasury department in France or by the U.S. regional treasury for Mexican peso transactions.

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties. Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information on our counterparties, see Note 26(e) to our consolidated financial statements.

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

2006 FORM 20-F - THOMSON GROUP - 127

Back to contents

Our main translation risk concerns the sales and income of our subsidiaries that report in U.S. dollars as well as our investments in these subsidiaries. Our policy is not to hedge these exposures due to the long-term nature of our investments in foreign subsidiaries. Our principal foreign investment is the shares we hold in our U.S. subsidiary, Thomson Inc., the net book value of which was €1,793 million at December 31, 2006. The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet. For more information regarding the sensitivity of our activities to fluctuations of the U.S. dollar/euro exchange rate, see Note 26(b) to our consolidated financial statements.

Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2006 were the U.S. dollar, Japanese yen, British pound, Canadian dollar, Mexican peso, Singapore dollar, Hong Kong dollar, Polish zloty and Swiss franc.

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

For our products with a short business cycle, our policy is to hedge on a short-term basis up to six months. For our products and services which are sold on a longer-term basis, and in particular our Licensing activities, we may hedge for periods greater than six months.

In most cases, our corporate treasury department will hedge the full amount of our estimated net exposure with banks, thereby eliminating the currency risk. In exceptional cases in which it anticipates a favourable currency exchange rate movement, the corporate treasury department may leave a portion of our estimated exposure unhedged.

Financial Exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the corporate treasury department to the extent practicable. In order to balance the currencies that the corporate treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2006, these swaps were primarily undertaken to swap U.S. dollars, both deposited internally with and borrowed externally by our corporate treasury, against euros lent out or deposited by our corporate treasury department.

Thomson’s $500 million convertible bond issued to Silver Lake Partners has a conversion option which is recorded at fair value in the line “Derivative financial instruments” in our balance sheet, with changes in fair value recorded in Other financial (expense) income, net. The fair value of the option depends largely on the underlying share price and volatility, but because the option is denominated in U.S. dollars there is also a currency exposure. For more information on this bond and its conversion option, see Notes 23 and 25.2 to our consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - 128

Back to contents

Impact on Thomson of Exchange Rate Fluctuations

The majority of our net sales as well as a significant portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Services and Systems divisions. As a result, the fluctuations of the U.S. dollar/euro exchange rate have a significant translation impact on our revenues and to a lesser extent on our profit from continuing operations and before tax and net finance costs.

In 2006, the exchange rate fluctuations had a negative translation impact of €29 million on our revenue and of €3.4 million on our profit from continuing operations and before tax and finance results, following a 10% decrease in the U.S. dollar/euro rate over the year 2006. We estimate that this sensitivity has not significantly changed since the end of 2006. As described above, we do not hedge this translation exposure. For more information regarding the sensitivity of our revenue, profit from continuing operations and finance results and cumulative translation adjustments in shareholders’ equity to fluctuations of the U.S. dollar/euro exchange rate, see Note 26(b) to our consolidated financial statements.

Further, exchange rate fluctuations on our commercial exposures also impact our revenues and profit from continuing operations and before tax and net finance costs. The impact, however, is significantly less than the translation impact. For our revenues, the impact on commercial exposures is less important than the translation impact because 75-80% of the sales of our subsidiaries are in their domestic currency.

In addition, the two main commercial exposures are our European Licensing activities’ receipts in U.S. dollars and purchases in U.S. dollars by our European entities of products made in Asia. The effects of these exposures partially compensate each other.

Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2006, shown by maturity dates and calculated based on the applicable forward rate in each contract.

2006 FORM 20-F - THOMSON GROUP - 129

Back to contents

At December 31, 2006	2007	2008	2009	2010	Thereafter
(in € millions)
Commercial transactions
Forward purchases:
U.S. dollar	400	–	–	–	–
Euro	308	–	–	–	–
British pound	26	–	–	–	–
Singaporean dollar	22	–	–	–	–
Hong Kong dollar	16	–	–	–	–
Mexican peso	15	–	–	–	–
Swiss franc	14	–	–	–	–
Canadian dollar	14	–	–	–	–
Other currencies	13	–	–	–	–
Total	828	–	–	–	–
Forward sales:
Euro	393	–	–	–	–
U.S. dollar	250	–	–	–	–
British pound	101	–	–	–	–
Canadian dollar	29	–	–	–	–
Polish zloty	13	–	–	–	–
Japanese yen	12	–	–	–	–
Hong Kong dollar	11	–	–	–	–
Other currencies	24	–	–	–	–
Total	833	–	–	–	–
Currency options
Option purchases:
U.S. dollar	91	–	–	–	–
Euro	76	–	–	–	–
Total	167	–	–	–	–
Option sales:
Euro	91	–	–	–	–
U.S. dollar	76	–	–	–	–
Total	167	–	–	–	–
Financial transactions
Forward purchases:
U.S. dollar	252	–	–	–	–
Euro	178	–	–	–	–
British pound	139	–	–	–	–
Other currencies	41	–	–	–	–
Total	610	–	–	–	–
Forward sales:
Euro	431	–	–	–	–
Japanese yen	72	–	–	–	–
U.S. dollar	60	–	–	–	–
Other currencies	45	–	–	–	–
Total	608	–	–	–	–

2006 FORM 20-F - THOMSON GROUP - 130

Back to contents

For information on our currency hedging instruments as of December 31, 2006 and 2005 and the mark-to-market value of related currency swaps, see Notes 24 and 26(a) to our consolidated financial statements.

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

In accordance with our corporate policies and procedures, the corporate treasury department manages our financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, which are set periodically as a function of market conditions. In 2006, our average financial debt amounted to €2,586 million. At December 31, 2006, our debt was 76% at floating rates, meaning interest rates that are fixed for a period of less than one year, taking into account interest rate hedging operations. Our average deposits in 2006 amounted to €915 million, 100% of which were at floating rates. In 2005, our average financial debt amounted to €2,247 million and our debt at December 31, 2005 was 82% at floating rates, taking into account interest rate hedging operations. Our average deposits in 2005 amounted to €952 million, 100% at floating rates. Our use of floating rates decreased in 2006 to 76% of our financial debt from 82% in 2005, due primarily to the Group issuing in the past year a new program of senior notes in U.S. dollars for which a significant portion was not swapped to floating rates. See Note 26(c) to our consolidated financial statements for more information about our exposure to floating and fixed interest rates.

The table below presents the periods for which the interest rates of our interest rate sensitive assets and liabilities are fixed. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at December 31, 2006.

	Amounts at December 31, 2006 with interest rate fixed for the following periods
(in € millions)	Less than 1 year	1 year to 5 years	Greater than 5 years
Convertible bonds	(6)	(359)	–
Other non-current debt	(242)	(284)	(508)
Current debt (excluding the current component of convertible bonds)	(1,270)	–	–
Total Debt	(1,518)	(643)	(508)
Deposits	1,311	–	–
Net positions before hedging	(207)	(643)	(508)
Interest rate hedging	(519)	149	370
Net positions after hedging	(726)	(494)	(138)

In 2006, applying a 1% point variation in interest rates to the less than one year net position would have a maximum annual net impact of approximately €11 million.

For further information regarding our financial debt and interest rate exposure, please refer to Notes 25 and 26, to our consolidated financial statements.

Interest Rate Hedging Cash Flows

The table below provides an indication of the estimated future cash flows existing as of December 31, 2006 from interest on our non-current debt as well as from our interest rate hedging instruments and the related hedged assets and liabilities. These cash flows are calculated based, as applicable, on the market interest rates and on the applicable spot currency exchange rates at December 31, 2006 and are the estimated interest flows until maturity of the transaction.

2006 FORM 20-F - THOMSON GROUP - 131

Back to contents

At December 31, 2006	2007	2008	2009	2010	2011	Thereafter
		(in € millions)
Interest-rate swaps
Fixed rates:
Lender (rates of Senior Notes)	27.7	27.7	27.7	27.7	24.7	48.6
Floating rates:
Borrower (3 month LIBOR)	(27.6)	(27.6)	(27.6)	(27.6)	(23.8)	(50.2)
Borrower (6 month £-LIBOR)	(3.2)	(3.2)	(3.2)	(3.2)	(3.2)	(6.4)
Total interest-rate swaps	(3.1)	(3.1)	(3.1)	(3.1)	(2.3)	(8.0)
Non-current debt
Fixed rate	(53.5)	(53.4)	(53.3)	(49.9)	(35.4)	(64.4)
Floating rates (3 month LIBOR)	(2.0)	(1.7)	(1.5)	(1.1)	–	–
Floating rates (6 month LIBOR)	(10.6)	(10.6)	(10.6)	(9.6)	(9.6)	(32.8)
Total non-current debt	(66.1)	(65.7)	(65.4)	(60.6)	(45.0)	(97.2)

For information on our interest rate exposure and a more detailed description of interest rate transactions, including certain interest rate swaps, see Note 26 to our consolidated financial statements.

Liquidity Situation

In order to assure a continued uninterrupted access to the financial markets at attractive conditions and to protect against market liquidity shortages, we maintain prudent credit policies which include:

•

keeping a moderate level of net debt to equity;

•

maintaining at all times strong cash flow to debt and interest coverage ratios;

•

having sufficient liquidity available including committed back-up credit facilities; and

•

financing with a significant portion of long-term debt.

In July 2002, Standard & Poor’s (“S&P”) announced a long-term credit rating on our senior unsecured debt facilities and convertible bonds of BBB+ and a short-term rating of A-2 with stable outlook. In November 2005, S&P modified its outlook from stable to negative. In March 2006, S&P downgraded the long-term rating to BBB with negative outlook and the short-term rating to A-3. S&P also downgraded the rating of our deeply subordinated bonds from BBB- to BB+. In March 2007, S&P downgraded the long-term rating of our senior unsecured debt facilities from BBB to BBB- with stable outlook, downgraded the deeply subordinated bonds from BB+ to BB, and confirmed the short-term rating of A-3.

In October 2004, Moody’s assigned a long-term issuer rating to Thomson of Baa1 with a stable outlook. In March 2006, Moody’s downgraded this rating to Baa2 with a negative outlook. In addition, Moody’s also downgraded its rating of our deeply subordinated bonds issued in September 2005 to Ba1 from Baa3. In February 2007, Moody’s affirmed the current rating and outlook. For additional discussion on our evolving liquidity position and outlook for 2006, see Item 5: “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The table below summarizes our liquidity situation at December 31, 2006.

2006 FORM 20-F - THOMSON GROUP - 132

Back to contents

	Type of interest rate	Amount at December 31, 2006 (in € millions)	First maturity	Existence of hedges(1)
Senior notes	fixed	763	June 30, 2010	Yes(2)
Convertible bond (non-current portion)	fixed	352	Sept. 16, 2008(3)	No
Senior notes	floating	190	May 17, 2009	No
Convertible bond	fixed	12	January 1, 2008	No
Other non-current debt	various	76	Various	No
Drawings on committed credit facility	floating	400	0 to 3 months(4)	No
Other current debt	floating	876	0 to 3 months	Yes(5)
TOTAL DEBT		2,669
Available cash and deposits(6)	floating	1,310	0 to 1 month	No
Committed credit facility (undrawn portion)	floating	1,350(7)	June 22, 2010	No
TOTAL LIQUIDITY		2,660

(1)

Interest rate hedges covering debt.

(2)

€519 million swapped to floating rate.

(3)

Date of investor put; normal maturity of this convertible bond is 2010.

(4)

Drawings have short-term maturities of less than 3 months but can be rolled over until the final maturity of the credit facility in 2010 and 2011.

(5)

Interest rate caps.

(6)

Cash and deposits net of blocked deposits except deposits guaranteeing debt (blocked deposits amounted to €1 million on December 31 2006).

(7)

€400 million was drawn on our €1,750 million committed credit facility as of December 31, 2006. This credit facility also serves as back-up to our French commercial paper program, of which €634 million was outstanding at December 31, 2006 and included in the line “Other current Debt”.

Two of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings comprise the senior notes issued in private placements to institutional investors for a total amount of €953 million and a €36 million Mexican capital lease, which are each subject to two financial covenants: (a) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (b) a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2006, Thomson is in compliance with all of these financial covenants. Following a renegotiation in June 2005, our €1.75 billion credit facility is no longer subject to any financial covenants.

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

For a more detailed description of Thomson’s borrowings (including an analysis by nature and a description of convertible bonds, debt due to financial institutions, our French commercial paper program and the main features of our borrowings), see Note 25 to our consolidated financial statements. For further information on the fair value of our liabilities, refer to Note 26(f) to our consolidated financial statements. See also Note 26(c) to our consolidated financial statements for information on the average interest rates of our debt for each of the years 2005 and 2006.

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

2006 FORM 20-F - THOMSON GROUP - 133

Back to contents

For a tabular presentation of the fair value of our derivative financial instruments as of December 31, 2006, see Note 24 to our consolidated financial statements. See also Note 26(f) to our consolidated financial statements information on the fair value of our assets and liabilities, as well as Note 17 to our consolidated financial statements for information on the fair value of our available-for-sale assets. For other information on our borrowings and our financial instruments and market-related exposures, see Notes 25 and 26 to our consolidated financial statements, respectively.

Risk of Share Price Variation

On December 31, 2006, Thomson held 12,644,453 treasury shares (including 2,568,400 shares to be delivered in April, May and June 2007 in connection with the acquisitions of Inventel and Cirpack) representing approximately 4.62% of the capital stock. These shares have been acquired since October 25, 2004 at an average price of €18.55. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated income statement. In the event of a disposal of such shares, the effect on the consolidated accounts would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €14.81 (share price as of December 29, 2006), the effect on the Group’s consolidated accounts would be an increase in cash of €187.3 million, with a corresponding increase in shareholders’ equity of the same amount.

An increase of 10% of the share price in the event of such sale would have the effect of increasing the cash received by only €18.7 million, with the Group’s shareholders’ equity increasing by the same amount. In Thomson’s statutory accounts, a decrease of 10% in the share price compared to the share price as of December 29, 2006, €14.81, would have the effect of decreasing by €18.7 million the net book value of the treasury shares, which are classified as financial assets in the balance sheet, with a corresponding depreciation in financial investments in the income statement.

Thomson’s $500 million convertible bond issued to Silver Lake Partners has a conversion option which is recorded at fair value in the line “Derivative financial instruments” in our balance sheet with changes in fair value recorded in Other financial (expense) income, net. The fair value of the option depends largely on the underlying share price and volatility. For more information on this bond and its conversion option, see Notes 23 and 25.2 to our consolidated financial statements.

In addition, Notes 15 and 17 of our consolidated financial statements present certain information including the net book value of the Group’s investments in listed and non-listed securities, constituting investments in associates and investments and financial assets available for sale. As of December 31, 2006, the net book value of the equity securities held by the Group amounted to €266 million.

In addition to the risk of share price variation on Thomson’s shares, we are exposed to risk associated with shares held in TCL Multimedia and Videocon Industries. These equity investments have substantially increased the Company’s risk exposure to share price variation. As a result, if the share prices of either or both of these investments decrease over a fiscal year period, the Group may have to recognize impairments on such investments in accordance with its accounting policy described in Note 15 to our consolidated financial statements. The potential recognition of an impairment would adversely affect the Group’s net income.

As described in Note 24 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information relating to marketable equity instrument hedging, see Note 26 to our consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - 134

Back to contents

Item 12 Description of Securities other than Equity Securities

Not applicable.

2006 FORM 20-F - THOMSON GROUP - 135

Back to contents

2006 FORM 20-F - THOMSON GROUP - 136

Back to contents

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

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

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2006.

2006 FORM 20-F - THOMSON GROUP - 137

Back to contents

Management’s Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Section 13a-15(f) of the Exchange Act. The Group’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS and, as it pertains to the information relating to the nature and effect of differences between IFRS and U.S. GAAP described in Note 40 to the Thomson consolidated financial statements, in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, effectiveness of an internal control system may change over time.

We have assessed the effectiveness of the Group’s internal control over financial reporting, using the criteria described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment under these criteria, we believe that, as of December 31, 2006, our internal control over financial reporting was effective.

KPMG and Mazars, the independent registered public accounting firms that audited the consolidated financial statements as of and for the year ended December 31, 2006, included in this Annual Report on Form 20-F, have also audited management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, as stated in their report which is included herein.

/s/ Frank E. Dangeard Frank E. Dangeard Group Chairman and Chief Executive Officer	/s/ Julian D. Waldron Julian D. Waldron Group Senior Executive Vice President, Chief Financial Officer

May 7, 2007

Changes in Internal Control over Financial Reporting

There occurred no changes in our internal control over financial reporting during the fiscal year 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.A Audit Committee Financial Expert

Our Board of Directors has determined that two members of our Audit Committee, Éric Bourdais de Charbonnière and Paul Murray, are audit committee financial experts as defined in Item 16A of Form 20-F. Mr Bourdais de Charbonnière and Mr Murray are “independent” members of the Board of Directors in accordance with the NYSE listing standards applicable to Thomson.

Item 16.B Code of Ethics

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

2006 FORM 20-F - THOMSON GROUP - 138

Back to contents

Item 16.C Principal Accountant Fees and Services

Accountant Fees and Services

(in thousands of euros)	Mazars & Guérard		Barbier Frinault & Autres (Ernst & Young)	KPMG
	2005	2006	2005	2006
Audit Fees	2,165	4,894	8,828	7,613
Thomson SA	644	1,456	3,215	1,442
Subsidiaries	1,521	3,438	5,613	6,171
Audit-Related Fees	191	–	2,194	18
Thomson SA	109	–	1,989	–
Subsidiaries	82	–	205	18
Tax Fees	–	–	210	82
Thomson SA	–	–	–	–
Subsidiaries	–	–	210	82
Other Fees	–	–	1,270	–
Thomson SA	–	–	–	–
Subsidiaries	–	–	1,270	–
TOTAL	2,356	4,894	12,502	7,713

Audit Fees are the aggregate fees billed by KPMG, Mazars et Guérard and Barbier Frinault & Autres (Ernst & Young)  for professional services in connection with the audit of the Company’s consolidated annual financial statements and services normally provided by these auditors in connection with statutory and regulatory filings or engagements, including reviews of interim financial statements, as well as audits of statutory financial statements of the Company and its subsidiaries.

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

Audit Committee Pre-Approval Policies

Thomson’s Board of Directors has adopted a policy for Pre-Approval of Audit and Non-Audit Services provided by the Independent Registered Public Accounting Firms (the “Policy”) that perform the role of External Auditors of Thomson. This Policy provides for non audit services to be either: (a) authorized by the Audit Committee (the “Committee”) under a policy pre-approval that approves specific categories of non-audit services and the value of those services, provided the Committee is informed of each service provided (“policy pre-approval”). Any policy pre-approvals will be valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or (b) specifically pre-approved (i) by the Committee or (ii) by any member(s) of the Committee who are independent directors within the meaning of the Sarbanes-Oxley Act of 2002 and have been specifically designated and delegated authority by the Committee for that purpose, provided that the decisions regarding such pre-approvals of any such member(s) so delegated are presented to the full Committee at each scheduled meeting (the pre-approval pursuant to clauses (i) and (ii) being referred to as “specific pre-approval”).

2006 FORM 20-F - THOMSON GROUP - 139

Back to contents

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

During 2006, no audit-related fees, tax fees or other non-audit fees were approved by the Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16.D Exemptions from the Listing Standards for Audit Committees

None.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser”, as defined in Rule 10b-18(a) under the Securities Exchange Act of 1934, as amended, made any purchase of the equity securities of Thomson during the period covered by this report.

Pursuant to share repurchase plan authorized by the annual Shareholders’ Meeting of May 12, 2006, Thomson could have repurchased a maximum of 27,387,129 shares. This authorization expires on November 12, 2007. The authorization limits the Company’s purchase of shares in the following manner: (a) the number of shares that the Company may buy during the term of the share repurchase plan may not exceed, at any time, 10% of the Company’s share capital, this percentage applying to capital adjusted to reflect potential issuances subsequent to May 12, 2006, and (b) the number of shares that the Company can hold at any time may not exceed 10% of the Company’s share capital. The number of shares acquired by the Company for the delivery of shares in connection with a merger, spin-off or capital contribution may not exceed 5% of the share capital of the Company. The maximum repurchase price under this program is €40 euros per share. See Item 7: “Major Shareholders and Related Party Transactions—Share Repurchase Program” for more information on the share repurchase program proposed to shareholders for authorization in May 2007.

2006 FORM 20-F - THOMSON GROUP - 140

Back to contents

PART III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

The following consolidated financial statements and related notes, together with the reports of the Independent Auditors, are filed as part of this Annual Report:

To the extent required, Thomson may file an amendment to this Annual Report on Form 20-F to include consolidated financial information of TCL Multimedia as a result of Thomson’s interest in TCL Multimedia, which Thomson no longer accounts for under the equity method, and pursuant to SEC Rule 3-09 of Regulation S-X.

2006 FORM 20-F - THOMSON GROUP - 141

Back to contents

Item 19 Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1: Bylaws of Thomson (Incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on September 29, 2006)

Exhibit 8: Subsidiaries (Refer to Note 39 to our consolidated financial statements)

Exhibit 12.1: Chief Executive Officer Certification

Exhibit 12.2: Chief Financial Officer Certification

Exhibit 13.1: Chief Executive Officer Certification

Exhibit 13.2: Chief Financial Officer Certification

Exhibit 14.1: Consent of KPMG

Exhibit 14.2: Consent of Mazars & Guérard

Exhibit 14.3: Consent of Barbier Frinault & Autres, Ernst & Young

Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 26, 2007

2006 FORM 20-F - THOMSON GROUP - 142

Back to contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON
By: /s/ Frank E. Dangeard
Frank E. Dangeard Chairman and Chief Executive Officer

Dated: May 11, 2007

2006 FORM 20-F - THOMSON GROUP - 143

Back to contents

2006 FORM 20-F - THOMSON GROUP - 144

Back to contents

THOMSON CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms on Consolidated Financial Statements

F-1

Report of Independent Registered Public Accounting Firms on Internal Control over Financial Reporting

F-4

Consolidated Statements of Operations

F-6

Consolidated Balance Sheets

F-7

Consolidated Statements of Cash Flows

F-9

Consolidated Statements of Recognised Income and Expense

F-10

Consolidated Statements of Changes in Equity

F-11

Notes to the Consolidated Financial Statements

F-13

1

General information

F-13

2

Summary of significant accounting policies

F-13

3

Financial risk management

F-26

4

Critical accounting estimates and judgments

F-27

5

Bridge with financial statements released as of December 31, 2005

F-29

6

Significant changes in the scope of consolidation

F-31

7

Information by business segments and by geographic areas

F-37

8

Selling and administrative expenses and Other income (expense)

F-41

9

Research and development expenses

F-42

10

Net finance costs

F-42

11

Income tax

F-43

12

Discontinued operations

F-46

13

Property, plant and equipment

F-48

14

Goodwill and other intangible assets

F-49

15

Investments in associates

F-52

16

Interest in joint ventures

F-53

17

Investments and financial assets available-for-sale

F-54

18

Contract advances

F-55

19

Inventories

F-55

20

Trade accounts and notes receivable

F-55

21

Other current and non-current assets

F-56

22

Cash and cash equivalents

F-56

23

Shareholders’ equity

F-57

24

Derivative financial instruments

F-58

25

Borrowings

F-59

26

Financial instruments and market related exposures

F-63

27

Retirement benefit obligations

F-68

28

Provisions for restructuring and other charges

F-73

29

Share based payments

F-74

30

Other current and non-current liabilities

F-79

31

Payables on acquisition of companies

F-79

32

Earnings per share

F-79

33

Information on employees

F-80

34

Acquisitions, disposals and other operations impacting the consolidated statements of cash flow

F-81

35

Contractual obligations and other commitments

F-82

36

Contingencies

F-85

37

Related party transactions

F-89

38

Subsequent events

F-90

39

List of main consolidated subsidiaries

F-91

40

U.S. GAAP reconciliation

F-91

41

Additional information in connection with IFRS 5

F-92

2006 FORM 20-F - THOMSON GROUP - 145

Back to contents

2006 FORM 20-F - THOMSON GROUP - 146

Back to contents

Reports of Independent Registered Public Accounting Firms

The Board of Directors and Shareholders

THOMSON:

We have audited the accompanying consolidated balance sheet of THOMSON and subsidiaries (“THOMSON”) as of December 31, 2006 and the related consolidated statements of operations, cash flows, recognized income and expense, and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of THOMSON as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of THOMSON’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 7, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Paris La Défense, May 7, 2007		Courbevoie, May 7, 2007
KPMG Audit		Mazars & Guérard
A division of KPMG S.A.		Mazars

Isabelle Allen	Grégoire Menou	Frédéric Allilaire

2006 FORM 20-F - THOMSON GROUP - F-1

Back to contents

To the Board of Directors and Shareholders of THOMSON

We have audited the accompanying consolidated balance sheets of THOMSON and its subsidiaries (“THOMSON”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in equity, for each of the years then ended. These financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We also have audited the adjustments to the 2005 and 2004 financial statements relating to the retroactive disclosure for discontinued operations, as described in Notes 5 and 41. In our opinion, such adjustments are appropriate and have been properly applied.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

Courbevoie, March 24, 2006 except for the Note 40 for which the date is May 10, 2006, and Notes 5 and 41 for which the date is May 7, 2007.

Mazars & Guérard
Mazars

Frédéric Allilaire

2006 FORM 20-F - THOMSON GROUP - F-2

Back to contents

To the Board of Directors and Shareholders of THOMSON

We have audited, before the effects of the adjustments to reflect retrospectively the modification of the scope of discontinued operations as of December 31, 2006 as described in Notes 5 and 41, the consolidated balance sheets of Thomson and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in equity, for each of the year then ended (the 2005 and 2004 financial statements before the effects of the adjustments described in Notes 5 and 41 are not presented herein). These financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of THOMSON’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of THOMSON’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, and evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to reflect retrospectively the modification of the scope of discontinued operations as of December 31, 2006 as described in Notes 5 and 41, present fairly, in all material respects, the financial position of THOMSON as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the year then ended in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the adjustments to reflect retrospectively the modification of the scope of discontinued operations as of December 31, 2006 as described in Notes 5 and 41 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Mazars & Guérard.

Neuilly-sur-Seine, March 24, 2006, except for the Note 40 for which the date is May 10, 2006.

Barbier Frinault & Autres
Ernst & Young

Jérôme Guirauden

2006 FORM 20-F - THOMSON GROUP - F-3

Back to contents

Report of Independent Registered Public Accounting Firms on Internal Control over Financial Reporting

The Board of Directors and Shareholders

THOMSON:

We have audited management’s assessment, included in the accompanying management's annual report on internal control over financial reporting presented in Item 15, that THOMSON and its subsidiaries (“THOMSON”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). THOMSON’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that THOMSON maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, THOMSON maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

2006 FORM 20-F - THOMSON GROUP - F-4

Back to contents

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of THOMSON as of December 31, 2006 and the related consolidated statements of operations, cash flows, recognized income and expense, and changes in equity for the year then ended, and our report dated May 7, 2007, expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense, May 7, 2007		Courbevoie, May 7, 2007
KPMG Audit		Mazars & Guérard
A division of KPMG S.A.		Mazars

Isabelle Allen	Grégoire Menou	Frédéric Allilaire

2006 FORM 20-F - THOMSON GROUP - F-5

Back to contents

Consolidated Statements of Operations

		Year ended December 31,
(in € millions)	Note	2006	2005 (1)	2004 (1)
Continuing operations
Revenues		5,854	5,591	5,980
Cost of sales		(4,474)	(4,240)	(4,594)
Gross margin		1,380	1,351	1,386
Selling and administrative expenses	(8)	(674)	(638)	(653)
Other income (expense)	(8)	52	(96)	(69)
Research and development expenses	(9)	(279)	(227)	(201)
Profit from continuing operations before tax and net finance costs		479	390	463
Interest income	(10)	19	30	52
Interest expense	(10)	(108)	(108)	(54)
Other financial income (expense)	(10)	(111)	36	(26)
Finance costs – net		(200)	(42)	(28)
Share of profit (loss) from associates	(15)	(86)	(82)	(20)
Income tax	(11)	-	(68)	(93)
Profit from continuing operations		193	198	322
Discontinued operations
Profit (loss) from discontinued operations - net	(12)	(138)	(771)	(883)
Net income (loss)		55	(573)	(561)
Attributable to:
- Equity Holders		55	(574)	(559)
- Minority interests		-	1	(2)

		Year ended December 31,
(in euro, except number of shares)	Note	2006	2005	2004
Weighted average number of shares outstanding – basic net of treasury stock (2)		261,188,858	266,539,917	273,646,869
EARNINGS PER SHARE FROM CONTINUING OPERATIONS	(32)
- basic (3)		0.67	0.74	1.18
- diluted		0.63	0.42	1.11
EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS
- basic		(0.53)	(2.89)	(3.23)
- diluted		(0.48)	(2.62)	(2.96)
TOTAL EARNINGS PER SHARE
- basic (3)		0.14	(2.15)	(2.05)
- diluted		0.15	(2.20)	(1.85)

(1)

See Note 5 “Bridge with financial statements released as of December 31, 2005”.

(2)

The decrease in the average weighed number of shares as of December 2005 is due to the treasury shares acquired in 2005.

(3)

After deduction of the dividends, net of tax, paid on the subordinated perpetual notes for 2006.

The notes on pages F-11 to F-125 are an integral part of these financial statements.

2006 FORM 20-F - THOMSON GROUP - F-6

Back to contents

Consolidated Balance Sheets

(in € millions)	Note	December 31, 2006	December 31, 2005	January 1, 2005 (1)	December 31, 2004
ASSETS
Non-current assets:
Property, plant and equipment	(13)	813	886	1,051	1,051
Goodwill	(14)	1,714	1,756	1,186	1,178
Other intangible assets	(14)	1,071	1,150	924	924
Investments in associates	(15)	12	204	260	260
Investments and financial assets available-for-sale	(17)	266	341	139	113
Derivative financial instruments	(24)	7	1	11	-
Contract advances	(18)	129	173	179	179
Deferred tax assets	(11)	397	379	307	301
Other non-current assets	(21)	110	182	133	136
Total non-current assets		4,519	5,072	4,190	4,142
Current assets:
Inventories	(19)	366	333	503	568
Trade accounts and notes receivable	(20)	1,018	1,315	1,232	1,180
Current accounts with associates and joint-ventures		97	115	143	143
Derivative financial instruments	(24)	8	9	115	-
Other current assets	(21)	535	644	483	616
Marketable securities		-	7	58	58
Cash and cash equivalents	(22)	1,311	996	1,845	1,848
Assets classified as held for sale	(12)	264	369	80	-
Total current assets		3,599	3,788	4,459	4,413
TOTAL ASSETS		8,118	8,860	8,649	8,555
(1) Including the impacts of the first-time application related of IAS 32 and 39 on financial instruments and of IFRS 5 on non-current assets held for sale and discontinued operations.

2006 FORM 20-F - THOMSON GROUP - F-7

Back to contents

Consolidated Balance Sheets

(in € millions)	Note	December 31, 2006	December 31, 2005	January 1, 2005 (1)	December 31, 2004

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:	(23)
Common stock (273,871,296 shares at December 31, 2006 with nominal value of €3.75 per share)		1,027	1,025	1,025	1,025
Treasury shares		(225)	(239)	(55)	(55)
Additional paid in capital		1,686	1,771	1,751	1,751
Subordinated perpetual notes		500	500	-	-
Other reserves		64	43	89	(23)
Retained earnings		(886)	(980)	(323)	(125)
Cumulative Translation Adjustment		(54)	89	(98)	(98)
Shareholders’ equity		2,112	2,209	2,389	2,475
Minority interests		7	7	9	18
Total equity		2,119	2,216	2,398	2,493
Non-current liabilities:
Borrowings	(25)	1,393	858	1,540	1,597
Retirement benefit obligations	(27)	505	877	760	785
Restructuring provisions	(28)	48	9	-	-
Derivative financial instruments	(24)	51	57	122	-
Other provisions	(28)	107	185	55	55
Deferred tax liabilities	(11)	143	162	43	37
Other non-current liabilities	(30)	71	103	129	129
Total non-current liabilities		2,318	2,251	2,649	2,603
Current liabilities:
Borrowings	(25)	1,276	1,464	1,011	904
Derivative financial instruments	(24)	10	10	34	-
Retirement benefit obligations	(27)	67	62	65	65
Restructuring provisions	(28)	72	45	76	76
Other provisions	(28)	86	77	81	81
Trade accounts and notes payable		1,032	1,164	1,199	1,226
Accrued employee expenses		165	166	158	163
Income tax payable	(11)	57	47	60	60
Other current liabilities	(30)	671	750	746	800
Payables on acquisition of companies	(31)	13	138	84	84
Liabilities directly associated with assets classified as held for sale	(12)	232	470	88	-
Total current liabilities		3,681	4,393	3,602	3,459
TOTAL LIABILITIES		5,999	6,644	6,251	6,062
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		8,118	8,860	8,649	8,555
(1) Including the impacts of first-time application related of IAS 32 and 39 on financial instruments and of IFRS 5 on non-current assets held for sale and discontinued operations.

2006 FORM 20-F - THOMSON GROUP - F-8

Back to contents

Consolidated Statements of Cash Flows

(in € millions)		Year ended December 31,
	Note	2006	2005	2004
Net income (loss)		55	(573)	(561)
(Loss) from discontinued operations		(138)	(771)	(883)
Profit from continuing operations		193	198	322
Summary adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		454	443	398
Impairment of assets		6	18	49
Net changes in provisions		(113)	(16)	(39)
Profit/(loss) on asset sales		(11)	1	(50)
Interest Income and Expense	(10)	89	78	2
Other (including tax)		95	70	95
Changes in working capital and other assets and liabilities	(34)	(1)	(33)	(82)
Cash generated from continuing operations		712	759	695
Interest paid		(92)	(64)	(35)
Accrued interest premium paid on convertible bond	(25)	(59)	-	-
Interest received		14	14	10
Income tax paid		(42)	(67)	(119)
Net operating cash generated from continuing activities	(34)	533	642	551
Net operating cash used in discontinued operations	(34)	(118)	(342)	(121)
NET CASH FROM OPERATING ACTIVITIES (I)		415	300	430
Acquisition of subsidiaries, associates and investments, net of cash acquired	(34)	(255)	(455)	(579)
Acquisition of Videocon Industries shares	(34)	-	(240)	-
Net proceeds from sale of investments		125	2	42
Proceeds from sale (purchase) of marketable securities		8	52	(58)
Purchase of property, plant and equipment (PPE)		(166)	(192)	(219)
Proceeds from sale of PPE		73	10	13
Purchase of intangible assets including capitalization of development costs		(121)	(102)	(67)
Loans (granted to)/reimbursed by third parties		17	47	17
Net investing cash generated from (used in) continuing activities		(319)	(878)	(851)
Net investing cash generated from (used in) discontinued operations	(34)	(147)	(18)	(138)
NET CASH USED IN INVESTING ACTIVITIES (II)		(466)	(896)	(989)
Proceeds from issuance of deeply subordinated notes	(23)	-	492	-
Proceeds from issuance of convertible bonds	(25)	-	-	403
Purchase of treasury shares and others	(34)	9	(283)	(58)
Repayment of convertible bonds		(611)	(588)	-
Proceeds from borrowings		1,121	592	272
Repayment of borrowings		(27)	(423)	(540)
Dividends and distributions paid to Group’s shareholders	(23)	(107)	(77)	(71)
Dividends and distributions paid to minority interests		(2)	(2)	(3)
Net financing cash generated from continuing activities		383	(289)	3
Net financing cash (used)/provided in discontinued operations	(34)	(10)	16	2
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES (III)		373	(273)	5
Net (decrease)/increase in cash and cash equivalents (I+II+III)		322	(869)	(554)
Cash and cash equivalents at beginning of period		996	1,848	2,383
Exchange gains/(losses) on cash and cash equivalents		(7)	17	19
Cash and cash equivalents at end of period		1,311	996	1,848

2006 FORM 20-F - THOMSON GROUP - F-9

Back to contents

Consolidated Statements of Recognised Income and Expense

		Period ended December 31,
(in € millions)	Note	2006	2005	2004
Net income (loss) for the year		55	(573)	(561)
Recognition of actuarial gains (losses) in equity	(27)	69	(58)	(23)
Fair value gains (losses), gross of tax:
- on available-for-sale financial assets		(2)	(24)	-
- on cash flow hedges		(6)	(11)	-
Currency translation adjustments		(144)	190	(97)
Total income and expense recognized directly in equity (*)		(83)	97	(120)
TOTAL RECOGNIZED INCOME AND EXPENSE FOR THE YEAR		(28)	(476)	(681)
Attributable to:
- Equity holders of the parent		(27)	(480)	(680)
- Minority interests		(1)	4	(1)
(*) No tax effect due to the overall tax loss position of the Group.

2006 FORM 20-F - THOMSON GROUP - F-10

Back to contents

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Group								Minority interests	Total equity
(in € millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2004	1,052	(210)	1,938	-	-	500	-	3,280	9	3,289
Variations for the year ended December 31, 2004
Total income and expense recognized in equity (*)	-	-	-	-	(23)	-	(98)	(121)	1	(120)
Net income (loss) for the period	-	-	-	-	-	(559)	-	(559)	(2)	(561)
TOTAL RECOGNIZED INCOME AND EXPENSE FOR 2004	-	-	-	-	(23)	(559)	(98)	(680)	(1)	(681)
Dividends	-	-	-	-	-	(71)	-	(71)	(5)	(76)
Warrants (1)	-	-	12	-	-	-	-	12	-	12
Treasury shares:
- purchased (4,157,010 shares)	-	(74)	-	-	-	-	-	(74)	-	(74)
- granted to employees (141,488 shares)	-	2	(2)	-	-	-	-	-	-	-
- cancelled (7,305,476 shares) (2)	(27)	227	(200)	-	-	-	-	-	-	-
Stock options granted (3)	-	-	-	-	-	5	-	5	-	5
Share based payment to employees	-	-	3	-	-	-	-	3	-	3
Change in perimeter	-	-	-	-	-	-	-	-	15	15
Balance at December 31, 2004	1,025	(55)	1,751	-	(23)	(125)	(98)	2,475	18	2,493
Adoption of IAS 32 and 39	-	-	-	-	112	(198)	-	(86)	(9)	(95)
Balance at January 1, 2005	1,025	(55)	1,751	-	89	(323)	(98)	2,389	9	2,398
Variations 2005
Total income and expense recognized in equity (*)	-	-	-	-	(93)	-	187	94	3	97
Net income (loss) 2005	-	-	-	-	-	(574)	-	(574)	1	(573)
TOTAL RECOGNIZED INCOME AND EXPENSE FOR 2005	-	-	-	-	(93)	(574)	187	(480)	4	(476)
Dividends	-	-	-	-	-	(77)	-	(77)	(2)	(79)
Issuance of deeply subordinated bonds net of transaction costs (See Note 23 (c))	-	-	-	500	-	(8)	-	492	-	492
Treasury shares:
- purchased (15,626,318 shares)	-	(292)	-	-	-	-	-	(292)	-	(292)
- sold (2,352,544 shares)	-	49	-	-	-	-	-	49	-	49
Fair value treasury shares to deliver (5)	-	59	-	-	-	-	-	59	-	59
Carry back on treasury shares	-	-	-	-	10	-	-	10	-	10
Change in perimeter(6)	-	-	-	-	-	-	-	-	9	9
Put on shares to minority interests (6)	-	-	-	-	-	-	-	-	(13)	(13)
Other(4)	-	-	9	-	-	-	-	9	-	9
Cancellation of written put (7)	-	-	-	-	37	-	-	37	-	37
Unrecognized gain on put sold(7)	-	-	-	-	-	2	-	2	-	2
Share based payment to employees (See Note 29)	-	-	11	-	-	-	-	11	-	11
Balance at December 31, 2005	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216

2006 FORM 20-F - THOMSON GROUP - F-11

Back to contents

	Attributable to equity holders of the Group								Minority interests	Total equity
(in € millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2006	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216
Variation for the year ended December 31, 2006
Total income and expense recognized in equity(*)	-	-	-	-	61	-	(143)	(82)	(1)	(83)
Net income (loss) for the period	-	-	-	-	-	55	-	55	-	55
TOTAL RECOGNIZED INCOME AND EXPENSE FOR 2006	-	-	-	-	61	55	(143)	(27)	(1)	(28)
Distribution of additional paid in capital (see Note 23)	-	-	(78)	-	-	-	-	(78)	(2)	(80)
Conversion of BASA (563,264 shares) (see Note 23)	2	-	7	-	-	-	-	9	-	9
Dividend paid on subordinated perpetual notes (see Note 23)	-	-	-	-	-	(28)	-	(28)	-	(28)
Convertible bonds	-	-	-	-	(67)	67	-	-	-	-
Treasury shares sold	-	14	-	-	-	-	-	14	-	14
Put on shares to minority interests and change in perimeter	-	-	-	-	-	-	-	-	3	3
Share based payment reclassification	-	-	(14)	-	14	-	-	-	-	-
Share based payment to employees (see Note 29)	-	-	-	-	13	-	-	13	-	13
Balance at December 31, 2006	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119

(*)

Refer to details in the “Statement of recognized income and expense” on page F-6.

(1)

On September 15, 2004, the Extraordinary Shareholders Meeting approved a subscription plan for warrants (Bon d’Acquisition ou de Souscription d’Actions “BASA”) for individual shareholders who met certain conditions. As of December 31, 2004, a number of 12,471,369 BASA at €1 each were subscribed. Each BASA gives the right to subscribe one Thomson share at €16.

(2)

On October 19, 2004, a total of 7,305,476 treasury shares were cancelled through a share capital reduction.

(3)

Fair value as of July 31, 2004 of a common stock call option granted to TCL Corporation in connection with the TV Combination Agreement. On first time adoption of IAS 32 and 39, this commitment was reclassified under financial debt long term and was revalued by €3 million, thereby recognizing a long-term debt as of January 1, 2005 of €8 million.

(4)

Valued added tax reimbursement on costs incurred on capital increase in 2000.

(5)

This comprises 3,623,828 shares to deliver following Inventel and Cirpack acquisitions (see Note 23).

(6)

The variations mainly relate to the acquisition of VCF Thématiques in 2005 that increase the minority interests together with a reclassification of the minority interests in borrowings as there is a put on these minority interests.

(7)

As the put has not been exercised, the debt and the gain on the premium have been cancelled through equity.

2006 FORM 20-F - THOMSON GROUP - F-12

Back to contents

Notes to the Consolidated Financial Statements

1 General information

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the Media & Entertainment industries. Since January 1, 2005, Thomson’s activities have been organized into three principal segments: Technology, Systems, and Services. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual activity of Displays & CE Partnerships segment which is non-core.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson SA together with its consolidated subsidiaries. Thomson SA refers to the Thomson group parent company.

The financial statements have been closed by the Board of Directors of Thomson SA on February 13, 2007.

According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, convened for May 9, 2007 on first notice and on May 15, 2007 on second notice.

2 Summary of significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations effective as of December 31, 2006 and approved by the European Union as of February 13, 2007.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005, except for the following standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2006.

Standards, amendments and interpretations effective as from January 1, 2006

(a) Standards, amendments and interpretations effective in 2006 and applied as from January 1, 2006

•

IFRIC 4, Determining whether an arrangement contains a lease.

This interpretation provides guidance on determining whether arrangements that do not take the legal form of a lease (e.g. certain take-or-pay contracts or outsourcing contracts) should, nonetheless, be accounted for in accordance with IAS 17, Leases. The standard specifies that an arrangement is considered a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. Within the Services segment, our Broadcast Network Services activity assembles programming and manages the play-out of video content for broadcasters through play-out facilities owned by the Group. The assets used in these facilities are sometimes used for and dedicated to a single customer and therefore may fall within the scope of IFRIC 4. The analysis of these contracts show that the major risks and rewards related to these assets are retained by the Group and therefore these contracts should be considered as operating lease agreements without any changes to the accounting treatment previously applied by the Group.

(b) Standards, amendments and interpretations effective in 2006 but with no impact on Thomson’s financial statements

•

IAS 21 (Amendment), Net investment in foreign operation;

•

IAS 39 (Amendment), The fair value option;

•

IAS 39 and IFRS 4 (Amendment), Financial guarantee contracts;

2006 FORM 20-F - THOMSON GROUP - F-13

Back to contents

•

IFRS 6, Exploration for and Evaluation of Mineral Resources;

•

IFRIC 5, Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

(c) Standards, amendments and interpretations effective in 2006 but early adopted by Thomson

•

IAS 19 (Amendment), Actuarial gains and losses, Group Plans and disclosure.

Revised IAS 19 was adopted early as from January 1, 2004. Net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity shown in the Statement of Recognized Income and Expense.

•

IAS 39 (Amendment), Cash flow hedge accounting of forecast intragroup transactions.

Revised IAS 39 was adopted as from January 1, 2005, date of application of IAS 32 and 39.

•

IFRIC 6, Liabilities arising from participating in a specific market – Waste Electrical and Electronic Equipment (WEEE).

This interpretation establishes the recognition date for liabilities arising from the European Directive relating to the disposal of WEEE. The Group took the directive into account as soon as to the directive came into effect at the end of 2005. A provision was recognized as of December 31, 2005 and updated as of December 2006. This provision amounts to less than €1 million as of December 31, 2006.

Standards, amendments and interpretations adopted only as from January 1, 2005

The policies set out below have been consistently applied to all the periods presented except for the three following standards applied by Thomson from January 1, 2005:

•

IAS 32 and 39, Presentation, recognition and measurement of financial instruments.

The application of these standards prospectively from January 1, 2005 (exemption available under IFRS 1) does not allow a full consistent comparison between 2004 and 2005 income statements and balance sheets;

•

IFRS 5, Non-current assets held for sale and discontinued operations.

Only the 2004 statement of operations has been restated to present on a single line item the net 2004 result of the discontinued activities.

Standards, amendments and interpretations that are not yet effective and have not been early adopted by Thomson

New standard or interpretation	Effective Date	Main provisions
IAS 1 (Amendment), Presentation of Financial Statements – Capital Disclosures	Annual periods beginning on or after January 1, 2007	Introduces new requirements for disclosures about an entity’s capital.
IFRS 7, Financial instruments: disclosures	Annual periods beginning on or after January 1, 2007

Requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of the risks arising from those financial instruments.

IFRIC 7, Applying the Restatement Approach under IAS 29	Annual periods beginning on or after March 1, 2006

Clarifies the requirements under IAS 29 relating to two issues: (a) how comparative amounts in financial statements should be restated when an entity identifies the existence of hyperinflation in the economy of the currency in which its financial statements are measured (its ‘functional currency’); and (b) how deferred tax items in the opening balance sheet should be restated.

IFRIC 8, Scope of IFRS 2	Annual periods beginning on or after May 1, 2006	Clarifies that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.
IFRIC 9, Reassessment of Embedded Derivative	Annual periods beginning on or after June 1, 2006

Addresses whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment should be reconsidered throughout the life of the contract.

The impacts of current IFRS and IFRIC projects are not anticipated in these financial statements and can not be reasonably estimated at December 31, 2006.

2006 FORM 20-F - THOMSON GROUP - F-14

Back to contents

Accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1, First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following options and exemptions provided by IFRS 1:

(a) Business combinations

The Group has opted not to restate past business combinations  that occurred before January 1, 2004 in accordance with IFRS 3.

(b) Cumulative translation differences

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

(c) Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pensions and other post-employment benefit plans as of January 1, 2004 have been recognized in equity in the opening balance sheet. The application of this option has no impact on the method elected by the Group for the future accounting of the actuarial gains and losses on employee benefits.

(d) Measurement of certain tangible and intangible assets at fair value

Under certain circumstances, the Group elected to apply IFRS 1 option, which enables the Group to measure several tangible assets at their fair value at the IFRS transition date. This fair value corresponds to the deemed cost under IFRS at the IFRS transition date. This method has been used only to value the TV assets which were transferred to TCL-Thomson Electronics (TTE) in July 2004.

(e) Stock options and other share-based payments

The Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the functional currency of Thomson SA. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

Basis of measurement

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

The Board regularly reviews its valuations and estimates based on its past experience and various other factors, considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities carrying value and of the revenues and expenses. The actual results could significantly differ from these estimates depending on different conditions and assumptions.

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

2006 FORM 20-F - THOMSON GROUP - F-15

Back to contents

(a) Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by IFRS. The accounting treatment of acquisitions of minority interests is included within the proposed amendments to IFRS 3 Business combinations published in June 2005 by the IASB. For the time being, in the absence of definitive specific rules, the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

(b) Commitments to purchase minority interests (put options)

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

Scope and consolidation method

(a) Subsidiaries

All the entities that are controlled by the Group (including special purpose entities) i.e. in which the Group has the power to govern the financial and operating policies in order to obtain benefits from the activities, are subsidiaries of the Group and are consolidated. Control is presumed to exist when the Group directly or indirectly owns more than half of the voting rights of an entity (the voting rights taken into account are the actual and potential voting rights which are immediately exercisable or convertible) and when no other shareholder holds a significant right allowing veto or the blocking of ordinary financial and operating decisions made by the Group. Consolidation is also applied to special purpose entities that are controlled, whatever their legal forms are, even where the Group holds no shares in their capital.

(b) Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policies decisions of the investee without having either control or joint control over those policies. Investments in associates are accounted for under the equity method. The goodwill arising on these entities is included in the carrying value of the investment.

(c) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control.

Investments in joint-ventures are consolidated under the pro rata method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are recorded at their fair value at the acquisition date, except for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

The cost of an acquisition is measured:

•

at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange;

•

plus costs directly attributable to the acquisition.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets is recorded as goodwill.

The adjustments of assets and liabilities fair values related to new acquisitions, initially recorded using provisional values (due to external appraisal work being currently carried out or to further analyses to be performed), are accounted for as retroactive adjustments to goodwill, should they occur within the twelve-month period following the acquisition date. Beyond this period, these adjustments are recorded in accordance with IAS 8 if they correspond to corrections of errors.

2006 FORM 20-F - THOMSON GROUP - F-16

Back to contents

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Translation of foreign subsidiaries

For the financial statements of all the Group’s entities for which the functional currency is different from that of the parent company, the following methods are applied:

•

the assets and liabilities, including the goodwill and the fair value adjustments in the consolidated accounts, are translated into euros at the rate effective at the end of the  period;

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

The main exchange rates used for translation (one unit to each foreign currency converted to euros) are summarized in the following table:

	Closing rate			Average Rate
	2006	2005	2004	2006	2005	2004
US dollar (US$)	0.75945	0.84331	0.73303	0.79180	0.80550	0.80173
Pound sterling (GBP)	1.48965	1.45590	1.41365	1.46462	1.46248	1.47262
Canadian dollar	0.65433	0.72546	0.60938	0.69940	0.66470	0.61882
Hong Kong dollar	0.09767	0.10877	0.09429	0.10191	0.10359	0.10294
China Renminbi	0.09728	0.10453	0.08857	0.09950	0.09844	0.09686

The average rate is determined by taking the average of the month-end closing rates for the year period, unless such method results in a material distortion.

Property, Plant and Equipment (PPE)

All PPE are recognized at cost less any depreciation or impairment loss, excluding the cost of borrowings which are expensed as incurred. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery. Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and for accounting of subsequent expenditure.

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The costs related to the assets acquired through these contracts are included within the amortization allowances in profit and loss.

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

2006 FORM 20-F - THOMSON GROUP - F-17

Back to contents

Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is always presented in the currency of the acquired subsidiary/associate and measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment.

Intangible assets

Intangible assets consist mainly of development projects capitalized, trademarks, rights for use of patents and acquired customer relationships. Intangibles acquired through a business combination are recognized at fair value while separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost. Borrowing costs are expensed when incurred. Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up. All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred. Intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Depending on the nature and the use of the intangible assets, the amortization of these assets is included either in “Cost of sales”, or “Selling and administrative expenses” or “Other income (expense)” or “Research and development expenses”.

(a) Research and development projects

Research expenditures are expensed as incurred. Development costs are expensed as incurred, unless the project to which they relate meets the IAS 38 capitalization criteria. Recognized development projects correspond to projects which objectives are to develop new processes or to improve significantly existing processes, considered as technically viable and expected to provide future economic benefits for the Group. Development projects are recorded at cost less accumulated depreciation and impairment losses, if any. The costs of the internally generated development projects include direct labor costs (including pension costs and medical retiree benefits), costs of materials and service fees necessary for the development projects. They are amortized over a period ranging from one to five years starting from the beginning of the commercial production of the projects, based on units sold or based on units produced or using the straight-line method.

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

(c) Customer relationships

Customer relationships that are acquired through business combinations are amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years).

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

2006 FORM 20-F - THOMSON GROUP - F-18

Back to contents

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

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets. For determining the value in use, the Group uses estimates of future pre-tax discounted cash flows generated by the asset over a period of 5 years, including a residual value when appropriate. These flows are consistent with the most recent budgets approved by the Executive Committee of the Group. Cash flows beyond this period are estimated using a steady or declining growth rate for the subsequent years. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in “Other income (expense)” for continuing operations unless the impairment is related to discontinued operations. In accordance with IAS 36, impairment of goodwill cannot be reversed.

Assets held for sale and discontinued operations

Discontinued operations are accounted for in accordance with IFRS 5, which the Group has elected to apply prospectively as from January 1, 2005.

(a) Assets held for sale

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

(b) Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of (by sale or otherwise) or is held for sale. To be disclosed as discontinued, the operation must have been stopped or be classified in the “asset held for sale” category. The component discontinued is clearly distinguishable operationally and for reporting purposes. It represents a separate major line of business (or geographical area of business), is part of a single major plan of disposal or is a subsidiary acquired exclusively for resale.

The profit (loss) from discontinued operations is presented as a separate line item on the face of the income statement with a detailed analysis provided in Note 12. The income statement data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations (see Note 5 for details on this reclassification). In the statement of cash flows, the amounts related to discontinued operations are disclosed separately.

Inventories

Inventories are valued at acquisition or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect production costs, and exclude the general administrative costs. The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory. When the net realizable value of inventories is lower than its carrying amount, the inventory is written down by the difference.

Customer contract advances

As part of its normal course of business, Thomson makes cash advances, generally within its Services segment, to its customers. These are generally in the framework of a long term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

2006 FORM 20-F - THOMSON GROUP - F-19

Back to contents

Such advances payments are classified under “Non-current assets”, recorded as “Contracts advances” and are amortized as a reduction of “Revenues” on the basis of units of production or film processed.

Financial assets

The Group has elected to apply IAS 32 and IAS 39 from January 1, 2005. Financial assets are classified in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Except for financial assets carried at fair value through profit or loss, which are initially recognized at fair value and transaction costs expensed, financial assets are recognized at the trade date – the date when the Group commits to purchase or sell the asset – at fair value plus transaction costs.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: the financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as “held for trading” unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising, from changes in the fair value, including interest and dividend income, are presented in the income statement within “Other financial income (expense)”, in the period in which they arise.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as “trade and other receivables” in the balance sheet. Loans and receivables are, subsequently to initial recognition, carried at amortized cost using the effective interest method.

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

Interest on available-for-sale securities calculated using the effective interest rate method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group’s right to receive payments is established.

Derecognition

Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Fair value measurement

The fair value of quoted investments is based on current bid price at closing date. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions (when available), reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on financial instruments classified as available for sale are not reversed through the income statement, except if the instruments are disposed of.

2006 FORM 20-F - THOMSON GROUP - F-20

Back to contents

Financial liabilities – hybrid/compound instruments

(a) Compound instruments/convertible bonds

A compound instrument is a financial instrument that contains both a financial liability component and an equity component. The equity component (option to exchange/convert into Thomson’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.

These bonds convertible into new or existing shares were accounted for as financial debt in the Group’s financial statements under French GAAP. According to IAS 32, these specific liabilities are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Transaction costs directly attributable to issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

(b) Hybrid instruments (convertible in U.S. dollar issued in September 2004)

Conversion options embedded in convertible bonds denominated in foreign currency are bifurcated as derivatives and are re-measured at fair value with a direct impact in profit or loss at each reporting date. Although not addressed directly in IAS 32, IFRIC concluded in April 2005, that such options did not meet the definition of equity instruments as the settlement represented a variable amount of cash (the holder can exercise the option to receive a fixed number of shares by way of conversion of a financial asset whose amount in euro is not fixed). In September 2005, this decision was confirmed by the IASB which refused to amend IAS 32 to modify the treatment of convertible bonds denominated in foreign currency. Because the Group adopted IAS 32 and 39 from January 1, 2005 the change in fair value as of December 31, 2004 is presented in equity. The change in fair value of the option from January 1, 2005 is then reflected in profit or loss.

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because of the short time between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities). A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

2006 FORM 20-F - THOMSON GROUP - F-21

Back to contents

Derivatives

(a) Accounting treatment of derivatives under IFRS (as from January 1, 2005)

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

The effects of hedge accounting are as follows:

•

for fair value hedges of existing asset and liability, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value;

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

•

for net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are transferred to profit and loss as an adjustment to the profit or loss on disposal of the investment.

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the income statement.

(b) Accounting treatment of derivatives under French GAAP (until December 31, 2004)

Until December 31, 2004, under French GAAP, foreign currency forward contracts, and foreign currency options, were considered as hedges for accounting purposes if they were designated to hedge accounts receivable and accounts payable amounts on the balance sheet at the closing date of the period or anticipated commercial transactions. The nature of the commercial products sold and the consistency of the demand for these products are such that it was reasonable to consider the anticipation of future cash flows generated by market demand as similar to firm order commitments.

Gains and losses on foreign currency instruments designated as hedges of the following year’s anticipated commercial transactions were recognized as income or expense over the same period as the underlying transaction.

Foreign currency instruments that did not qualify for hedge accounting were recorded at market value, and gains and losses resulting from these instruments were recognized as “other financial income (expense)” in the consolidated statements of operations.

Regarding interest rate instruments, gains and losses on interest rate instruments designated as hedges of the Group’s debt instruments, were accounted for over the life of the contract, on an accrual basis, as an increase or decrease to “interest expense” and the accruals were included either in “other current assets” or “other current liabilities” on the balance sheet.

2006 FORM 20-F - THOMSON GROUP - F-22

Back to contents

Interest rate swaps and forward rate agreements that did not qualify for hedge accounting as well as interest rate caps were marked-to-market and, if there was a loss, it was recognized in “other financial income (expense)” in the consolidated statements of operations.

Under French GAAP the fair value of derivative instruments designated as hedges of forecast transactions were not recorded in the balance sheet.

Marketable securities

Marketable securities are valued at fair value. Changes in fair value are recognized in “other financial income (expense)” included in the heading “Finance costs – net”.

This caption includes some classes of investment funds which are subject to risks of change in value that can not be considered as insignificant according to IAS 7 criteria.

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

Equity transaction costs

Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity.

Deferred and current income taxes

Deferred taxes result from:

•

temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the Group consolidated balance sheet; and

•

the carryforward of unused tax losses and tax credits.

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

•

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

Income tax expense comprises current and deferred tax. Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2006 FORM 20-F - THOMSON GROUP - F-23

Back to contents

Post employment benefits and other long-term benefits

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

Expenses related to interest cost and expected return on plan assets are recognized in “Finance costs-net”.

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

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the advantage given to the employees regarding the grant of the stock options consists of an additional compensation to these employees estimated at the grant date. Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest. For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date with any changes in fair value recognized in profit or loss for the period.

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

Where the discounting effect is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money. Unwinding of discounts is recognized in “Finance costs-net”.

2006 FORM 20-F - THOMSON GROUP - F-24

Back to contents

Restructuring provisions

Provisions for restructuring costs are recognized when the Group has a constructive obligation towards third parties, which results from a decision made by the Group before the balance sheet date and supported by the following items:

•

the existence of a detailed and finalized plan identifying the sites concerned, the location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and

•

the announcement of this plan to those affected by it.

The restructuring provision only includes the expenses directly linked to the plan.

Revenues

Revenue is measured at the fair value of the amount received or receivable, after deduction of any trade discounts or volume rebates allowed by the Group, including customer contract advances amortization.

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

(d) Long-term contracts

Some part of the Systems operations, notably Grass Valley consists in the design, planning, integration and development of broadcast systems. Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods. Consequently, income and expenses on these contracts are recognized in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognized as soon as they are identified.

Earnings per share

Basic earnings per share are calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, excluding the treasury shares.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the company’s stock at the average market price during the period or the period the securities were outstanding.

Potentially dilutive securities comprise:

•

outstanding put options, if dilutive;

•

the securities issued under the company’s management incentive plan, to the extent the average market price of the company’s stock exceeded the adjusted exercise prices of such instruments;

•

and shares issuable in relation to outstanding convertible bonds, if dilutive.

2006 FORM 20-F - THOMSON GROUP - F-25

Back to contents

3 Financial risk management

Thomson faces a wide variety of financial risks including market risk (due to fluctuations in exchange rates, interest rates, and prices of financial instruments and commodities), liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its corporate treasury department in France.

Management of financial risks by the corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee via various reports showing the Group’s exposures to these risks with details of the transactions undertaken to reduce these risks.

To reduce interest rate, currency exchange rate and commodity risk, the Group enters into hedging transactions using derivative instruments. To reduce liquidity risk, the Group uses various long-term and committed financings.

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging our commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

The Group may also use derivatives to reduce its exposure to stock price fluctuations of certain of its investments in listed companies.

Credit risk on commercial clients is managed by each segment based on policies that take into account the credit quality and history of customers. From time to time, the Group may decide to insure or factor without recourse trade receivables in order to manage underlying credit risk.

The Group’s derivative and cash transaction counterparties are limited to highly rated financial institutions. Moreover the Group has policies limiting the maximum amount of exposure to any single counterparty.

Foreign exchange risk

Translation risks

The assets, liabilities, revenues and expenses of the Group’s operating entities are denominated in various currencies, the majority being in U.S. dollars. The Group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than euro must be translated into euro at the applicable exchange rate to be included in the Group consolidated financial statements.

Transaction risks

Commercial exposure

Thomson’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies. In most cases, the Group’s subsidiaries will hedge with the corporate treasury department their estimated exposure, thereby eliminating the currency risk for the period of the hedge. The corporate treasury department  hedges the net position in each currency with external forward operations or occasionally options.

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

Commodity risk

The Group is exposed to the variation in prices of certain metals, notably silver. This risk is covered with futures contracts.

2006 FORM 20-F - THOMSON GROUP - F-26

Back to contents

4 Critical accounting estimates and judgments

Thomson’s principal accounting policies are described in Note 2 above. Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates, while different assumptions or conditions may yield different results. Thomson’s management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

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

For the year ended December 31, 2006, the Group recognized depreciation expense amounting to €183 million related to tangible fixed assets and amortization expense of €148 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2006, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €813 million and €804 million, respectively.

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

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods. These assumptions used by the Group for the determination of the recoverable amount are described in Note 14.

As of December 31, 2006 the net book value of goodwill and indefinite-lived intangible assets amounted to €1,714 million and €267 million, respectively.

Thomson performed an annual impairment test in 2006, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

2006 FORM 20-F - THOMSON GROUP - F-27

Back to contents

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

As of December 31, 2006, the Group has recorded a €143 million deferred tax liability and €397 million of deferred tax assets reflecting management’s estimates.

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations include, among others, discount rates and rates of future increase in compensation and are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the present value of the pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits obligations under such plans and related future expense.

As of December 31, 2006 the post-employment benefits liability amounted to €572 million. The present value of the obligation amounted to €756 million, the fair value of plan assets amounted to €187 million and unrecognized prior service cost and held for sale reclassification amounted to €3 million. For the year ended December 31, 2006, the Group recognized €121 million of gain related to such liability including a curtailment gain of €167 million.

Capital gain on exchange of non-monetary assets

On July 31, 2004, Thomson entered into a transaction with TCL, by which Thomson has contributed its TV manufacturing business to a new entity, TCL-Thomson Electronics (TTE), in exchange of a non-controlling interest in this entity. TCL had the control of TTE from that date. Thomson has assessed the capital gain resulting from this transaction as being the difference between the fair value and the carrying amount of the exchanged assets less the portion of that gain represented by the economic interest retained by the Group.

Although in order to determine the fair value of the business disposed of the Group’s management has used certain valuation techniques for which assumptions retained have impacted the fair value of the business disposed of and therefore the capital gain recognized. The Group set up a measurement process that has involved an external appraiser using several methodologies, of which one is based on external available information.

Provisions and litigations

Thomson’s management makes judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 36 for a description of the significant legal proceedings and contingencies.

Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in U.S. dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares (the “Bonds”). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

2006 FORM 20-F - THOMSON GROUP - F-28

Back to contents

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations under IFRS.

As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2006, the change in fair value required Thomson to recognize a net non cash financial gain amounting to €6 million (comprising a gain on the fair value adjustment of the option of €4 million and a foreign exchange gain of €2 million). In 2005, subsequent change in fair value required Thomson to recognize a net non cash financial gain amounting to €83 million (comprising a gain on the fair value adjustment of the option of €94 million and a foreign exchange loss of €11 million). In 2004, subsequent change in fair value required Thomson to recognize a net non cash financial loss amounted to €84 million (comprising a loss on the fair value adjustment of the option of €83 million and a foreign exchange loss of €1 million). However, since IAS 32 and 39 apply only from January 1, 2005, the loss incurred from inception to December 31, 2004 has been charged against equity.

5 Bridge with financial statements released as of December 31, 2005

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2006. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to December 31, 2005:

•

SME activities and Retail Decoders Europe business have been included in the scope of the Audio Video and Accessories (AVA) business as they are expected to be part of the disposal deal;

•

in the Tubes business, a small facility in Brazil was sold in September 2006 and some financial assets in December 2006.

2006 FORM 20-F - THOMSON GROUP - F-29

Back to contents

5.1 Bridge for December 31, 2005 income statement

(in € millions)	December 31, 2005 (released in 2005 financial statements)	IFRS 5	December 31, 2005 (released in 2006 financial statements)
Continuing operations
Revenues	5,691	(100)	5,591
Cost of sales	(4,322)	82	(4,240)
Gross margin	1,369	(18)	1,351
Selling and administrative expenses	(655)	17	(638)
Other income (expense)	(98)	2	(96)
Research and development expenses	(234)	7	(227)
Profit from continuing operations before tax and net finance costs	382	8	390
Finance costs – net	(54)	12	(42)
Share of profit (loss) from associates	(82)	-	(82)
Income tax	(70)	2	(68)
Profit (loss) from continuing operations	176	22	198
Discontinued operations
Profit (loss) from discontinued operations	(749)	(22)	(771)
Net income (loss)	(573)	-	(573)

5.2 Bridge for December 31, 2004 income statement

(in € millions)	December 31, 2004 (released in 2005 financial statements)	IFRS 5	December 31, 2004 (released in 2006 financial statements)
Continuing operations
Revenues	6,036	(56)	5,980
Cost of sales	(4,634)	40	(4,594)
Gross margin	1,402	(16)	1,386
Selling and administrative expenses	(662)	9	(653)
Other income (expense)	(70)	1	(69)
Research and development expenses	(204)	3	(201)
Profit from continuing operations before tax and net finance costs	466	(3)	463
Finance costs – net	(29)	1	(28)
Share of profit (loss) from associates	(20)	-	(20)
Income tax	(93)	-	(93)
Profit (loss) from continuing operations	324	(2)	322
Discontinued operations
Profit (loss) from discontinued operations	(885)	2	(883)
Net income (loss)	(561)	-	(561)

2006 FORM 20-F - THOMSON GROUP - F-30

Back to contents

6 Significant changes in the scope of consolidation

For the years ended December 31, 2006, 2005 and 2004, Thomson’s consolidated balance sheets and statements of operations include the accounts of all investments in subsidiaries, jointly controlled entities and associates (the main ones being listed in Note 39). The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.

	As of December 31,
	2006				2005				2004
	Europe (*)	France	US	Others	Europe (*)	France	US	Others	Europe (*)	France	US	Others
Number of companies:
Parent company and consolidated subsidiaries	82	33	27	66	78	40	27	63	69	37	27	60
Companies consolidated under the proportionate method	13	5	11	1	15	5	11	1	17	5	10	1
Companies accounted for under the equity method	-	3	2	1	-	3	2	2	1	3	2	3
Sub-total	95	41	40	68	93	48	40	66	87	45	39	64
TOTAL	244				247				235
(*) Except France.

Changes in 2006

(a) Main acquisitions

•

On January 13, 2006, Thomson acquired the network services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems (“Convergent”). These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately U.S.$ 37 million (equivalent to €32 million at the date of transaction exchange rate), subject to an increase by up to U.S.$ 7 million (€5 million at the December 31, 2006 exchange rate) dependent upon the performance of this company in 2006 and 2007. Thomson consolidates this activity from January 13, 2006. Convergent reports in the Service segment.

•

On January 26, 2006, Thomson took the control of 94% of the share capital of Canopus Co., Ltd. (“Canopus”), a Japanese company listed on the Tokyo Stock Exchange, for a total consideration of ¥12 billion (equivalent to €87 million at the date of the transaction exchange rate). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was completed in two steps. First step, on December 5, 2005, Thomson acquired 33% of the share capital of Canopus Co., Ltd. via a private agreement. Second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, thus allowing the company to take control of an additional 61% of the share capital of Canopus. The purchase price was partially paid in cash and the remaining part by the delivery of 821,917 Thomson shares. On August 11, 2006, Thomson acquired the remaining 6% of the share capital for €6 million and delisted this company from the Tokyo Stock Exchange. The company is fully consolidated from January 26, 2006. Canopus is included in the Systems segment.

•

On June 23, 2006, Thomson acquired the remaining (16%) minority interests of in the share capital of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for €2 million paid in cash. This acquisition followed an initial transaction made in 2004 by Thomson with the acquisition of 10% of the share capital of Nextamp, and a second made in 2005 with the acquisition of 74% of the capital for €7 million paid in cash. The total cost of the purchase amounts therefore to €9 million. The company is fully consolidated from June 17, 2005 and is included in the Technology segment.

2006 FORM 20-F - THOMSON GROUP - F-31

Back to contents

•

On July 3, 2006 Thomson acquired for €17 million the 49% minority interest of VCF Thématiques (“VCF”). This acquisition followed an initial transaction made in October 2005 whereby Thomson had acquired 51% of the share capital through of a capital increase of €17 million. The company has been fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of €16 million as of December 31, 2005. VCF Thématiques is included in the Services segment.

•

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (NOB CMF), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB) for a total consideration of €17 million. This company delivers global consulting and management services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in The Netherlands. NOB CMF has been consolidated from October 4, 2006 and is included in the Services segment.

Due to the complexity of the businesses acquired, the identification and evaluation of purchased intangible assets frequently require external expert appraisals, which mean that the Group generally does not finalize purchase price allocations at the closing date. Consequently, for all the acquisitions mentioned above, the purchase price allocation exercise will be completed, as required, within 12 months of the acquisition, and is therefore not yet finalized.

The provisional fair values and the provisional goodwill arising from the transactions mentioned above are as follows:

(in € millions)	Acquirees’ carrying amount before combination	Fair value adjustments	Fair value (provisional)
Net assets acquired
Property, plant and equipment	66	(12)	54
Intangible assets	-	15	15
Inventories	16	-	16
Trade receivables	16	-	16
Other assets	14	2	16
Bank and cash balances	26	-	26
Provisions	(6)	(2)	(8)
Trade payables	(17)	-	(17)
Other liabilities	(44)	-	(44)
Deferred tax liabilities	-	(8)	(8)
TOTAL NET ASSETS ACQUIRED (*)	71	(5)	66
Purchase consideration (*)
Cost of acquisition			140
Direct costs relating to the acquisitions			6
TOTAL PURCHASE CONSIDERATION PAID			146
Goodwill(*) (provisional amount as of December 31, 2006)			80
(*) Nextamp and VCF acquisition of minority interests not included.

The goodwill is mainly attributable to the anticipated future synergies within the Group.

2006 FORM 20-F - THOMSON GROUP - F-32

Back to contents

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to December 31, 2006 is the following:

(in € millions)	2006
Contribution in revenues(*)	103
Contribution in profit from continuing operations before tax and net finance costs(*)	3
(*) Nextamp and VCF acquisition of minority interests not included.

From January 1, 2006 until their related acquisition dates, these businesses had revenue of €40 million and a profit before tax and net finance costs of €2 million.

(b) Main disposals

•

In 2005, Thomson agreed to transfer to a German company its remaining optical technology assets and employees in the first half of 2006. The definitive sale was completed in March 2006.

•

In October 2006, Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (TCL Multimedia), a company listed on the Hong Kong Stock Exchange and the parent company of TTE and TCL Corporation, to facilitate TTE’s evolution in Europe, to secure the continuation of activities at Thomson’s Angers factory as well as to resolve certain issues with the existing contractual framework. In particular, this agreement provided for the termination of the right granted by Thomson to TTE to use the “Thomson®” trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to terminate the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson ceased to have a significant influence over TCL Multimedia and, as of that date no longer accounted its interests in TCL Multimedia under the equity method. As of December 31, 2006, Thomson’s remaining interest in TCL Multimedia is classified as an available-for-sale financial asset (see Note 17).

Changes in 2005

(a) Main acquisitions

•

On February 4, 2005, Thomson Holding Germany GmbH & Co. OHG purchased 100% of the German company MediaSec Technologies GmbH, a pioneer in digital watermarking and copy detection technologies, with a strong portfolio of patents and software products. The consideration paid amounted to €4 million. This company is fully consolidated from that date.

•

On March 14, 2005, Thomson acquired 33% control over ContentGuard Holdings, Inc., for an amount of U.S.$ 27 million. ContentGuard is a developer of Digital Rights Management (DRM) technologies. Microsoft and Time Warner own the same percentage. This company is consolidated under the proportionate consolidation method from that date.

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

The total purchase consideration amounted to €146 million consisting of:

•

€81 million paid in cash at closing date;

•

€65 million paid or to be paid in Thomson shares as follows:

-

2,351,648 shares delivered but locked-up at closing date (€49 million). 1,175,824 shares were released and transferred on June 30, 2006 together with 698,836 additional shares due to the level of price guarantee,

-

712,498 shares to be delivered in different instalments from 2006 to 2008 and subject to certain price adjustments (€14 million). 314,337 shares were delivered in 2006 together with 186,822 additional shares in respect of the price adjustment,

-

87,074 shares to be delivered on June 30, 2006 and 2007 depending on earn-out conditions (€2 million). 72,271 shares were delivered in 2006 together with 42,954 additional shares in respect of the price adjustment.

2006 FORM 20-F - THOMSON GROUP - F-33

Back to contents

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

The total purchase consideration amounted to €82 million consisting of:

•

€40 million paid in cash at closing date;

•

€42 million to be paid in Thomson shares as follows:

-

1,050,878 shares delivered on April 20, 2006,

-

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

•

On June 17, 2005, Thomson acquired 73% of Nextamp a French company specialized in the protection of video content with technologies known as watermarking for a total consideration of €7 million paid in cash. This technology allows the encryption of a digital code in the video content which allows identification of the original source of any copy. An additional 1% has been acquired in September 2005, with the remaining 16% of the share capital of Nextamp acquired on June 23, 2006 for €2 million paid in cash, as discussed above under “main acquisitions“ for 2006. The total cost of the purchase amounts therefore to €9 million. The company is fully consolidated from June 17, 2005.

•

On August 26, 2005, Thomson announced the acquisition of 100% of the American company Premier Retail Network Corporation (PRN), the leader in the fast-growing market of out-of-home video advertising networks. This acquisition furthers Thomson’s expansion into the implementation and management of video networks for a broad range of customers spanning broadcasters, cinemas and now retailers. The purchase price amounted to U.S.$ 299 million paid in cash (equivalent to €243 million at the date of transaction exchange rate), including a normalized level of working capital. Premier Retail Network will be part of Thomson’s Network Services business unit in the Services segment. The company is fully consolidated from August 26, 2005.

•

On October 27, 2005, Thomson acquired 51% of VCF Thématiques. The investment took the form of a capital increase by €17 million and allows Thomson and the previous owner of VCF Thématiques, the VCF Group, a subsidiary of Euro Media TV, to further develop their broadcast playout activities. VCF Thématiques is a leading provider of playout services to TV channels in France, broadcasting more than 1,000 hours of programs a day. According to the shareholder’s agreement, Thomson may purchase and may be required to purchase the remainder of the 49% from June 2006, at a price depending on the evolution of the results of the company (acquisition made on July 3, 2006, see above main acquisitions 2006). The company will be part of Thomson’s Network Services business unit in the Services Segment. The company is fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of approximately €16 million.

•

On December 31, 2005, Thomson purchased 100% of Thales Broadcast & Multimedia (TBM) for an amount paid of approximately €133 million (of which €64 million for the repayment of current accounts due by acquired affiliates to Thales). The price is still subject to adjustment depending on the level of working capital and cash measured as of the acquisition date, as determined in the contract. This acquisition follows the announcement of a strategic partnership between Thomson and Thales (a leading electronic group), specifically in the domain of high-video content management.

2006 FORM 20-F - THOMSON GROUP - F-34

Back to contents

The fair values and the goodwill arising from the transactions mentioned above are as follows:

(in € millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2005	Fair value adjustments of the current period	Fair value at acquisition
Net assets acquired
Property, plant and equipment	27	-	1	28
Intangible assets	4	129	21	154
Inventories	46	5	(4)	47
Trade receivables	110	2	(5)	107
Other assets	21	(5)	14	30
Bank and cash balances	61	1	-	62
Provisions	(24)	-	-	(24)
Trade payables	(89)	3	(1)	(87)
Other liabilities	(79)	20	(3)	(62)
Deferred tax liabilities	-	(50)	(6)	(56)
TOTAL NET ASSETS ACQUIRED	77	105	17	199
Purchase consideration
Cost of acquisition				627
Direct costs relating to the acquisitions				7
Total purchase consideration paid				634
Goodwill				435

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to the year ended December 31, 2005 is the following:

(in € millions)	Year ended December 31, 2005
Contribution in revenues	222
Contribution in profit from continuing operations before tax and net finance costs	15

In 2005 until their related acquisition dates, these acquisitions had revenue of €299 million and a loss before tax and net finance costs of €8 million.

(b) Main disposals

•

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group Videocon, a leader in consumer electronics in India, for a consideration of €10 and committed to recapitalize the sold company with €103 million in cash as of the transaction date and a further €85 million at the first anniversary date.

•

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as certain related research and development and sales, marketing and administrative functions, to the Indian group Videocon. Definitive agreement occurred on September 30, 2005. Thomson received a cash payment of €240 million for its Tubes activities and technology. Thomson has also invested €240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and home appliances. This investment was effected in the form of Global Depositary Receipt (GDR) listed on the Luxembourg Stock Exchange. The price is subject to adjustment clauses normal for this type of agreement. The shareholder agreement between Thomson and certain shareholders of Videocon Industries, signed on September 30, 2005, provides certain rights and obligations among the parties, for so long as Thomson holds at least 3% of the outstanding shares of Videocon Industries. Thomson may not transfer any shares until September 30, 2008, subject to certain exceptions, which are notably (i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, (ii) Thomson may enter into lending arrangements with respect to these shares, and (iii) Thomson may sell up to 10% of its holding under various conditions. The total impact of this disposal was a consolidated loss in 2005 totaling €97 million.

2006 FORM 20-F - THOMSON GROUP - F-35

Back to contents

•

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass will take over its glass cathode ray tubes glass activity, Videoglass, located at Bagneaux-sur-Loing in France. Rioglass will set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries. The definitive agreement was entered into on December 23, 2005. Thomson is committed to certain future payments to Rioglass that have been recorded in Thomson consolidated financial statements. The total impact of this disposal was a consolidated loss in 2005 amounting to €89 million (see Note 12).

For all the disposals mentioned above, the carrying amounts of the net assets as of the date of disposal were as follows:

(in € millions)	Carrying amount as of the date of disposal
Net assets disposed of
Property, plant and equipment	264
Intangible assets	1
Inventories	161
Trade receivables	169
Other assets	45
Bank and cash balances	225
Provisions	(77)
Trade payables	(200)
Financial liability	(12)
Other liabilities	(104)
Deferred tax liabilities	(4)
TOTAL NET ASSETS DISPOSED OF	468
Disposal consideration
Cash consideration received	240
TOTAL DISPOSAL PRICE	240
Loss on share disposed of	(228)

(c) Other 2005 changes

As part of the transaction with TCL Multimedia regarding the creation of TTE, Thomson entered into an exchange option agreement which enables Thomson to exchange its 33% investment in TTE against 29.32% in TCL Multimedia, the new parent of TTE. The exchange occurred on August 10, 2005. After this exchange, TCL Multimedia owns 100% of TTE. This transaction was analyzed as an exchange without commercial substance and therefore accounted for at carrying value. As for the investment in TTE, the investment in TCL Multimedia remained accounted for under the equity method until November 3, 2006 as discussed above under “(b) Main disposals” in the paragraph “Changes in 2006“. The investment in TCL Multimedia was initially subject to a full lock-up period until July 2007. After that date, Thomson would have been allowed, depending on various conditions, to sell between 25% and 33% of its shares in 2007/2008 and between 25% and 33% of its shares in 2008/2009. After 2009, no lock-up clause was to remain. Pursuant to the agreement between Thomson and TCL Corporation in October 2006, these lock-up provisions have since been terminated, as described above under “ (b) main disposals” in the paragraph “Changes in 2006“.

2006 FORM 20-F - THOMSON GROUP - F-36

Back to contents

7 Information by business segments and by geographic areas

Business segments

Since January 1, 2005, Thomson has implemented a simple and flexible organizational and management structure with three segments based on its Media & Entertainment (M&E) activities. The three segments are:

Technology: this segment develops and monetizes technology in the following areas:

-

Licensing of patents and trademarks;

-

Research;

-

Silicon solutions: IC design, Tuners and remotes;

-

Software & Technology Solutions: Security, Imaging and Networking Software Services.

Systems:

-

Broadcast & Networks businesses;

-

Access Products.

Services: this segment offers end-to-end management of services for our customers in the M&E industries in the following areas:

-

DVD Services: DVD and DVD-ROM replication and distribution and VoD;

-

Film Services: film printing and digital cinema;

-

Content Services: post production, archiving, media asset management;

-

Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters.

The Group’s remaining continuing but non-core activities including TCL manufacturing related activities are regrouped under Displays & Consumer Electronics Partnerships (referred to as Displays & CE Partnerships hereafter) segment.

Unallocated activities mainly comprising corporate functions are grouped under Corporate. Revenues to external customers generated by the Corporate segment corresponds to services billed to trading partners.

These segments are the basis on which the Group reports its primary segment information.

Geographical segments

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

The following comments are applicable to the three tables below:

-

the Technology, Systems and Services segments generate substantially all of their revenues respectively from royalties, sale of goods and sale of services;

-

the caption “Profit (loss) from continuing operations before tax and net finance costs” does not include intercompany items;

-

the captions “Amortization of customer relationships” and “Other depreciation and amortization” converted at average rate only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”);

-

the caption “Other non-cash expenses” includes mainly net variation of provisions without cash impact;

-

the caption “Profit (loss) from discontinued operations” is split by segment based on the initial reporting segment: the loss from AVA and related activities is disclosed in Systems, the loss related to the display business in Displays & CE Partnerships and the loss from the optical business in the Technology segment;

-

the caption “Other segment assets” includes advances to suppliers and to customers;

-

the caption “Total segment assets” includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets;

-

the caption “Unallocated assets” includes mainly financial assets, current accounts with subsidiaries/associates, tax assets and assets available-for-sale;

-

the caption “Unallocated liabilities” includes mainly financial and tax liabilities and liabilities classified as held for sale;

-

the caption “Capital employed” is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, tax, payables on acquisition of companies and payables to suppliers of fixed assets);

2006 FORM 20-F - THOMSON GROUP - F-37

Back to contents

-

the caption “Capital expenditures” is before the net change in debt related to capital expenditure payables (in 2006, 2005 and 2004, amounting to €4 million, €(19) million, €(5) million respectively);

-

“Displays & CE partnerships” are run largely as a contract manufacturing operation for the benefit of other Group entities and third parties.

Information by business segment

(in € millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships(*)	Consolidation Adjustments	Total
	Year ended December 31, 2006
Income statement items
Revenues to external customers	547	2,684	2,489	27	107	-	5,854
Intersegment sales	32	21	1	110	25	(189)	-
Profit (loss) from continuing operations before tax and net finance costs	289	132	160	(77)	(25)	-	479
Out of which:
Amortization of customer relationships	-	(25)	(30)	-	-	-	(55)
Other depreciation and amortization	(18)	(87)	(257)	(6)	(1)	-	(369)
Other non-cash expenses	3	(19)	(41)	(15)	6	-	(66)
Share of loss from associates	-	-	-	-	(86)	-	(86)
Loss from discontinued operations	(7)	(114)	-	-	(17)	-	(138)
Balance sheet items
Assets
Operating segment assets	195	1,188	1,783	45	57	-	3,268
Goodwill	25	644	1,045	-	-	-	1,714
Other segment assets	170	280	474	1,009	118	-	2,051
TOTAL SEGMENT ASSETS	390	2,112	3,302	1,054	175	-	7,033
Investments in associates	4	-	-	1	7	-	12
Unallocated assets							1,073
TOTAL CONSOLIDATED ASSETS							8,118
Liabilities
Segment liabilities	319	951	749	482	437	-	2,938
Unallocated liabilities							3,061
TOTAL CONSOLIDATED LIABILITIES (WITHOUT EQUITY)							5,999
Other information
Capital expenditure	(37)	(110)	(135)	(6)	(2)	-	(290)
Capital employed	80	560	1,426	(67)	9	-	2,008

(*)

Displays & CE Partnerships result includes all Genlis plant result in 2006. If the same treatment had been applied as of December 31, 2005, Displays & CE Partnerships and Systems results would have been respectively decreased and increased by €9 million.

2006 FORM 20-F - THOMSON GROUP - F-38

Back to contents

(in € millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships	Consolidation Adjustments	Total
	Year ended December 31, 2005
Income statement items
Revenues to external customers	546	2,262	2,487	40	256	-	5,591
Intersegment sales	38	10	1	113	1	(163)	-
Profit (loss) from continuing operations before tax and net finance costs	277	109	205	(79)	(122)	-	390
Out of which:
Amortization of customer relationships	-	(25)	(26)	-	-	-	(51)
Other depreciation and amortization	(13)	(59)	(300)	(4)	(15)	-	(391)
Other non-cash expenses	(3)	(47)	(25)	(26)	(43)	-	(144)
Share of loss from associates	-	-	-	-	(82)	-	(82)
Loss from discontinued operations	(39)	(41)	-	-	(691)	-	(771)
Balance sheet items
Assets
Operating segment assets	175	1,241	2,123	37	108	-	3,684
Goodwill	28	621	1,107	-	-	-	1,756
Other segment assets	130	465	460	818	127	-	2,000
TOTAL SEGMENT ASSETS	333	2,327	3,690	855	235	-	7,440
Investments in associates	4	3	-	-	197	-	204
Unallocated assets							1,216
TOTAL CONSOLIDATED ASSETS							8,860
Liabilities
Segment liabilities	356	1,045	792	831	615	-	3,639
Unallocated liabilities							3,005
TOTAL CONSOLIDATED LIABILITIES (WITHOUT EQUITY)							6,644
Other information
Capital expenditure	(23)	(95)	(138)	(8)	(11)	-	(275)
Capital employed	22	555	1,745	(50)	76	-	2,348

2006 FORM 20-F - THOMSON GROUP - F-39

Back to contents

(in € millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships(*)	Consolidation Adjustments	Total
	Year ended December 31, 2004
Income statement items
Revenues to external customers	498	2,054	2,338	23	1,067	-	5,980
Intersegment sales	41	11	2	144	5	(203)	-
Profit (loss) from continuing operations before tax and net finance costs	302	120	227	(75)	(111)	-	463
Out of which:
Amortization of customer relationships	-	-	(23)	-	-	-	(23)
Other depreciation and amortization	(4)	(55)	(271)	(15)	(28)	-	(373)
Other non-cash expenses	(4)	(59)	(22)	(46)	(70)	-	(201)
Share of loss from associates	-	-	-	-	(20)	-	(20)
Loss from discontinued operations	(30)	21	-	-	(874)	-	(883)
Balance sheet items
Assets
Operating segment assets	88	1,079	1,775	48	732	-	3,722
Goodwill	14	332	832	-	-	-	1,178
Other segment assets	132	386	461	1,536	286	-	2,801
TOTAL SEGMENT ASSETS	234	1,797	3,068	1,584	1,018	-	7,701
Investments in associates	5	3	-	-	252	-	260
Unallocated assets							594
TOTAL CONSOLIDATED ASSETS							8,555
Liabilities
Segment liabilities	332	905	600	647	896	-	3,380
Unallocated liabilities							2,682
TOTAL CONSOLIDATED LIABILITIES (WITHOUT EQUITY)							6,062
Other information
Capital expenditures	(5)	(69)	(156)	(25)	(23)	-	(278)
Capital employed	(99)	441	1,539	(31)	415	-	2,265
(*) Includes the TV business up to the sale date, July 31, 2004 for €845 million in net sales corresponding to the first seven months.

2006 FORM 20-F - THOMSON GROUP - F-40

Back to contents

Information by geographical area

(in € millions)	France	Rest of Europe	US	Rest of Americas	Asia/ Pacific	Total
December 31, 2006
Revenues to external customers (1)	1,494	1,244	2,318	441	357	5,854
Profit from continuing operations before tax and net finance costs (2)	166	48	178	39	48	479
Segment assets	2,362	967	2,799	392	513	7,033
Capital expenditure	(92)	(65)	(104)	(10)	(19)	(290)
December 31, 2005
Revenues to external customers (1)	1,313	1,098	2,483	402	295	5,591
Profit from continuing operations before tax and net finance costs (2)	189	95	38	29	39	390
Segment assets	1,905	1,157	3,522	410	446	7,440
Capital expenditure	(34)	(70)	(131)	(19)	(21)	(275)
December 31, 2004
Revenues to external customers (1)	1,382	1,066	2,902	362	268	5,980
Profit from continuing operations before tax and net finance costs (2)	257	129	43	33	1	463
Segment assets	2,009	1,420	3,012	435	825	7,701
Capital expenditure	(40)	(82)	(121)	(25)	(10)	(278)

(1)

Net sales and profit from continuing operations are classified by the location of the business that invoices the customer.

(2)

The inter-company profits included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

8 Selling and administrative expenses and Other income (expense)

(in € millions)	2006	2005	2004
Selling and marketing expenses	(289)	(268)	(321)
General and administrative expenses	(385)	(370)	(332)
Selling and administrative expenses	(674)	(638)	(653)
Other income (expense) (1)	52	(96)	(69)

(1)

The line “Other income (expense)” includes:

(a) For 2006:

•

Restructuring expenses of €116 million (see Note 28), notably French manufacturing plants in Displays & CE Partnerships amounting to €72 million together with other restructuring in the Services segment and €25 million of costs related to the French TV manufacturing activity for TCL Multimedia, including a loss in respect of the renegotiation of the subcontract manufacturing agreement.

•

US medical benefit curtailment gain for €167 million mostly credited to the Displays & CE Partnerships segment (see Note 27.2)

•

Gain on disposal of land and buildings of €25 million, notably relating to Systems and Services.

(b) For 2005:

•

Restructuring expenses of €49 million (see Note 28)

•

Long-lived asset write-offs of €16 million. In 2005, Thomson has assessed that the carrying values of certain non-current assets related to its Angers plant were above their recoverable value and therefore recognized a €10 million charge.

(c) For 2004:

•

Goodwill impairment charges of €12 million, relating to (i) the Services segment for €5 million and (ii) the Display and CE partnership activities for €7 million.

•

Restructuring expenses of €68 million (see Note 28).

•

Long-lived asset write-offs of €9 million.

2006 FORM 20-F - THOMSON GROUP - F-41

Back to contents

9 Research and development expenses

(in € millions)	2006	2005	2004
Research and development expenses gross	(346)	(282)	(212)
Capitalized development projects	88	65	21
Amortization of research and development intangible assets (*)	(36)	(22)	(18)
Subsidies	15	12	8
Research and development expenses net	(279)	(227)	(201)
(*) A part of amortization expenses is recorded in “Cost of sales”.

10 Net finance costs

(in € millions)	2006	2005	2004
Interest income	19	30	52
Interest expense (1)	(108)	(108)	(54)
Interest (expense) income, net (2)	(89)	(78)	(2)
Financial component of pension plan expenses	(33)	(29)	(35)
Other financial charges	(5)	(7)	(21)
Exchange profit (loss) (3)	9	(22)	21
Change in fair value on financial instrument (loss)	(11)	(8)	-
Change in fair value of the SLP US$ convertible debt (4)	4	94	-
Other (5)	(75)	8	9
Other financial (expense) income, net	(111)	36	(26)
TOTAL FINANCE COSTS – NET	(200)	(42)	(28)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense. The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of €9 million and €36 million for 2006 and 2005 respectively.

(2)

Prepaid bank fees on debt issuances are included, according to IAS 32 and 39 applied as from January 1, 2005 in accordance with the effective interest rate on debt. From 2005, prepaid bank fees are classified in “Interest expense” instead of “Other financial charges” (2004 classification) because of the effective interest rate method.

(3)

Including a €2 million exchange gain related to the embedded derivative of the SLP U.S.$ convertible debt in 2006 compared to a €11 million of exchange loss in 2005.

(4)

The SLP convertible bond contains an embedded derivative which is accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in Finance costs – net for the amount mentioned under this caption.

(5)

Includes €(70) million comprising the loss on disposal of a portion of the Group’s shares in TCL Multimedia, the resulting mark-to-market of remaining shares classified as available-for-sale financial asset (see Note 17) and the charge accounted by the Group in counterpart of the release of the TCL Multimedia lock-up clause (see Note 15).

2006 FORM 20-F - THOMSON GROUP - F-42

Back to contents

11 Income tax

Income tax expense is summarized below:

(in € millions)	2006	2005	2004
Current income tax
France	(19)	(8)	(21)
Foreign	(40)	(34)	(70)
TOTAL CURRENT INCOME TAX	(59)	(42)	(91)
Deferred income tax
France	54	51	(78)
Foreign	5	(77)	76
TOTAL DEFERRED INCOME TAX	59	(26)	(2)
TOTAL INCOME TAX EXPENSE ON CONTINUING OPERATIONS	-	(68)	(93)

In 2006, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to zero compared to €68 million in 2005.

The Group’s current tax charge amounted to €59 million in 2006, compared with €42 million in 2005. This tax charge is notably the result of current taxes due in the Netherlands, the United States (Screenvision joint-venture), Australia, Mexico and Canada, as well as withholding taxes on income earned by our Licensing division, which, because of the existing tax losses, cannot be credited against taxes payable in the United States, and are partially credited against taxes payable in France, and therefore are booked as an income tax charge. In 2005, the current income tax charge amounted to €8 million in France (reflecting withholding taxes) and €34 million abroad, mainly in the United Kingdom, Mexico, Australia, Canada and the Netherlands.

In 2006, Thomson recorded a net deferred tax income of €59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

Pursuant to the provisions of the French Tax Code (Article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson SA filed a worldwide consolidated tax return (hereafter referred to as the “Regime”) from 2001 to the end of 2005 on which tax agreement ceased and has not been renewed.

This Regime provided that the basis for income tax computation of the parent company includes the taxable result of French and foreign entities owned at more than 50% (the “Foreign Entities”). Within certain limits, the French Tax Code allowed for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allowed for the application of foreign taxes due in local jurisdictions and related to foreign entities owned at more than 50%, to be applied as a credit to income taxes due in France.

In 2005, Thomson recorded a net deferred tax charge of €26 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for €51 million, and the derecognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

In 2004, the current income tax charge amounted to €21 million in France (withholding taxes on licensing revenue) and €70 million abroad, of which the U.K. accounts for €17 million, Mexico for €10 million, Australia for €8 million and Netherlands for €7 million.

In 2004, Thomson booked a net deferred tax liability of €2 million. The recognition of deferred tax assets in respect of Thomson’s US operations amounted for €83 million. A €57 million allowance on deferred tax assets was booked in France because of the anticipated impact of the “Loi de Finance 2005” which reduces the capital gains tax rates and also removes the ability of Thomson to offset capital losses (as opposed to current income losses) against applicable “long-term” revenues (notably Licensing revenues) as from January 1, 2006.

2006 FORM 20-F - THOMSON GROUP - F-43

Back to contents

(a) Analysis of the difference between the theoretical and effective income tax rates

The following table shows reconciliation from the theoretical income tax expense – using the French corporate tax rate of 33.33% as at December 31, 2006, December 31, 2005 and at December 31, 2004 – to the reported tax expense. The reconciling items are described below:

(in € millions)	2006	2005	2004
Consolidated net income/(loss)	55	(573)	(561)
Discontinued Operations	(138)	(771)	(883)
Income tax	-	(68)	(93)
Share of loss from associates	(86)	(82)	(20)
PRE-TAX ACCOUNTING INCOME ON CONTINUING OPERATIONS	279	348	435
Theoretical income tax using the statutory rate	(93)	(116)	(145)
Change in unrecognized deferred tax assets (1)	85	(6)	70
Tax credits	-	26	-
Effect of difference in tax rates (2)	16	47	30
Permanent differences	(2)	8	-
Withholding taxes not recovered (3)	(15)	(30)	(35)
Other, net (4)	9	3	(13)
Effective income tax on continuing operations	-	(68)	(93)
Pre-tax accounting income on continuing operations	279	348	435
Effective tax rate	-	20%	21%

(1)

In 2006, net change in unrecognized deferred tax assets relates primarily to the recognition of net deferred tax income of €54 million in France notably due to the end of the Japanese withholding tax in future years. In 2005, change in unrecognized deferred tax assets relates primarily to a €(77) million write-off on the US perimeter offset by €51 million recognition of deferred tax assets in France. In 2004, change in unrecognized deferred tax assets relates primarily to €83 million recognition of deferred tax assets in the US.

(2)

In 2006 and 2005, this amount comprises respectively to €11 million and €41 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%). In 2004, it comprises €23 million related to licensing revenue (taxed at 19% instead of 33.33%).

(3)

Withholding tax not recovered relates to withholding tax paid on licensing revenues not refunded through current income tax in France and in the USA.

(4)

In 2004, this amount comprises tax regularization on previous year in Italy and in United Kingdom.

(b) Analysis of variations of deferred tax assets and liabilities

(in € millions)	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets
At January 1, 2004	317	(63)	254
Changes impacting 2004 result	(93)	91	(2)
Other movement (*)	77	(65)	12
Year ended December 31, 2004	301	(37)	264
Changes impacting 2005 result	35	(61)	(26)
Other movement (*)	43	(64)	(21)
Year ended December 31, 2005	379	(162)	217
Changes impacting 2006 result	30	29	59
Other movement (*)	(12)	(10)	(22)
Year ended December 31, 2006	397	(143)	254

(*)

In 2006, this caption corresponds mainly to change in scope (€(1) million) and currency translation adjustments (€(13) million). In 2005, this caption corresponds mainly to change in scope (€(48) million) and currency translation adjustments (€ +24 million). In 2004, this caption corresponds mainly to change in scope (€ +11 million), currency translation adjustments (€(18) million) and changes impacting 2004 discontinued activities (€ +12 million).

2006 FORM 20-F - THOMSON GROUP - F-44

Back to contents

(c) Analysis of tax position by major temporary differences and unused tax losses and credits

(in € millions)	2006	2005	2004
Tax effect of tax loss carry-forwards	1,316	1,038	865
Foreign tax credit related to the Regime (1)	-	-	233
Tax effect of temporary differences related to:
Property, plant and equipment	(1)	28	100
Intangible assets	(103)	(80)	(26)
Investments and other non current assets	4	(6)	1
Inventories	9	4	6
Receivables and other current assets	(21)	(17)	8
Borrowings	20	22	7
Retirement benefit obligations	94	215	186
Restructuring provisions	14	13	22
Other provisions	57	71	34
Other liabilities	90	84	50
TOTAL DEFERRED TAX ON TEMPORARY DIFFERENCES	163	334	388
Deferred tax assets/(liabilities) before netting	1,479	1,372	1,486
Valuation allowances on deferred tax assets	(1,225)	(1,155)	(1,222)
Net deferred tax assets/(liabilities)	254	217	264
(1) Foreign tax credits are comprised of corporate taxes paid outside France and deductible from the Regime future income tax payable. As the Regime was not renewed in 2006, all those credits expired.

(d) Expiration of the tax loss carry forward

(in € millions)
2007	43
2008	14
2009	14
2010	146
2011	149
2012 and thereafter	3,582
TOTAL	3,948

2006 FORM 20-F - THOMSON GROUP - F-45

Back to contents

12 Discontinued operations

For changes in the scope of discontinued operations between 2005 and 2006, see Note 5 above.

(a) Discontinued operations linked to the exit of Tubes and Display businesses

On February 28, 2005, Thomson transferred its tube production site at Anagni, Italy, to the Indian Group, Videocon for a consideration of €10 and committed to recapitalize the sold company with €103 million in cash as of the transaction date and up to a further €85 million one year after.

On June 30, 2005, Thomson entered into an agreement under which the Spanish glass group Rioglass would take over its glass cathode ray tubes glass activity, Videoglass, situated at Bagneaux-sur-Loing in France to set up a glass-conversion activity for the automotive industry on the site. Rioglass is specialized in glass parts for the car and transport industries.

On December 23, 2005 Thomson sold the glass plant for €1 and committed to certain payments to Rioglass linked to the reconversion of the Bagneaux site. Consequently, the total consolidated loss from the disposal of Videoglass in 2005 amounted to €89 million.

On June 28, 2005, Thomson signed an agreement for the sale of its Tubes activities in China (Foshan and Dongguan sites), Mexico (Mexicali) and Poland (Piaseczno) as well as some related research and development and sales, marketing and administrative functions, to the Indian group Videocon.

The definitive agreement was signed on September 30, 2005. Thomson received a cash payment of €240 million for its Tubes activities and technology and reinvested a similar amount in shares of Videocon entities (see Note 17).

In December 2005, Thomson shut down its component plant TTCF situated in Gray.

In the first quarter of 2006, Thomson agreed to transfer to a German Company its remaining optical technology assets and people. As a result, Thomson recorded under discontinued operations the results related to its optical business net of the estimated cost of exit and as held for sale all the assets and liabilities related to these operations in the Group balance sheet as of December 31, 2005. The respective loss from operations of discontinued optical business amounted to €34 million in 2005 and €28 million in 2004.

In the second half of 2006, a small facility in Brazil and some financial assets from the Tubes business have been sold.

(b) Discontinued operations linked to the exit of the Audio-Video and Accessories business

On December 12, 2005 Thomson announced its decision to sell its Audio/Video, Accessories and consumer marketing and sales activities (referred to as “AVA business” hereafter). As of December 31, 2006, these operations continue to meet the criteria for being classified as discontinued as events and circumstances extended the period to complete the sale beyond one year. The related assets and liabilities are presented as held for sale. The remaining retail businesses in Europe linked to the AVA business including the retail distribution of decoders are expected to be part of the disposal.

We have assessed that we meet the criteria of IFRS 5 allowing us to extend the one year period for the following reasons by geographical area: in Europe, we were imposed un-expected further conditions and actions have been taken accordingly; in the U.S. the change in the scope has made longer than planned the sale process of remaining assets and all necessary actions to ensure a sale in 2007 at a reasonable price have been undertaken.

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. outside of Europe with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007.

The results of these discontinued operations are as follows:

2006 FORM 20-F - THOMSON GROUP - F-46

Back to contents

(in € millions)	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total
Revenues	10	845	855	586	901	1,487	1,089	944	2,033
Cost of sales	(9)	(744)	(753)	(696)	(741)	(1,437)	(1,071)	(749)	(1,820)
Gross Margin	1	101	102	(110)	160	50	18	195	213
Expenses other than impairment of assets	(14)	(216)	(230)	(569)	(193)	(762)	(290)	(168)	(458)
Loss on impairment of assets	-	-	-	(10)	-	(10)	(595)	-	(595)
Loss from operations before tax and finance cost	(13)	(115)	(128)	(689)	(33)	(722)	(867)	27	(840)
Net interest expense (1)	(1)	1	-	(10)	(3)	(13)	(19)	(4)	(23)
Other financial expense	(3)	(4)	(7)	(24)	(7)	(31)	(30)	(1)	(31)
Income tax	-	(3)	(3)	(2)	(3)	(5)	16	(3)	13
Minority interests	-	-	-	-	-	-	(2)	-	(2)
Profit (loss) for the year from discontinued operations	(17)	(121)	(138)	(725)	(46)	(771)	(902)	19	(883)

(1)

Consisting of interest expense of €1 million less interest income of €1 million, interest expense of €15 million less interest income of €2 million, and interest expense of €24 million less interest income of €1 million for the periods ending December 31, 2006, 2005 and 2004 respectively.

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2006 and as of December 31, 2005 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

(in € millions)	Year ended December 31, 2006	Year ended December 31, 2005
	Assets and liabilities related to the AVA business	Assets and liabilities related to the displays and optical businesses (1)	Assets and liabilities related to the AVA business	Total
Goodwill and intangible assets	39	-	44	44
Property, Plant and Equipment	17	-	12	12
Other assets	5	-	10	10
Inventories	103	-	119	119
Accounts receivable and other receivables (2)	100	12	172	184
TOTAL – ASSETS CLASSIFIED AS HELD FOR SALE	264	12	357	369
Provisions and Restructuring	30	35	28	63
Borrowings	6	-	3	3
Accounts payable and other liabilities	196	22	382	404
TOTAL – LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	232	57	413	470
(1) The optical business has been sold in the first quarter of 2006. (2) In line with the exit strategy for the AVA business Thomson sold €35 million trade receivables without recourse in 2006.

2006 FORM 20-F - THOMSON GROUP - F-47

Back to contents

13 Property, plant and equipment

(in € millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
At January 1, 2004
Cost	77	578	2,870	343	3,868
Accumulated depreciation	(1)	(225)	(1,902)	(87)	(2,215)
NET AMOUNT	76	353	968	256	1,653
2004
Opening net amount	76	353	968	256	1,653
Exchange differences	(2)	(5)	(30)	(9)	(46)
Acquisition of subsidiaries (2)	7	8	154	6	175
Additions	-	5	109	192	306
Disposals	(1)	-	(13)	(7)	(21)
Disposal of subsidiaries	(10)	(32)	(43)	(19)	(104)
Depreciation charge	-	(23)	(242)	(15)	(280)
Impairment loss	(3)	(121)	(338)	(112)	(574)
Other	(9)	(6)	65	(108)	(58)
Closing net amount	58	179	630	184	1,051
At December 31, 2004
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)
NET AMOUNT	58	179	630	184	1,051
2005
Opening net amount	58	179	630	184	1,051
Exchange differences	6	16	74	22	118
Acquisition of subsidiaries (2)	-	1	3	7	11
Additions	-	3	88	149	240
Disposals	(4)	(8)	(2)	(1)	(15)
Disposal of subsidiaries	(11)	(31)	(153)	(69)	(264)
Depreciation charge	-	(11)	(166)	(31)	(208)
Impairment loss	15	(29)	(50)	4	(60)
Reclassification as held for sale	-	(1)	(8)	(3)	(12)
Other	(13)	23	136	(121)	25
Closing net amount	51	142	552	141	886
At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)
NET AMOUNT	51	142	552	141	886
2006
Opening net amount	51	142	552	141	886
Exchange differences	(3)	(8)	(37)	(9)	(57)
Acquisition of subsidiaries (2)	8	23	30	-	61
Additions	-	2	92	81	175
Disposals	(18)	(24)	(3)	(6)	(51)
Disposal of subsidiaries	-	(1)	-	-	(1)
Depreciation charge	-	(11)	(152)	(20)	(183)
Impairment loss	-	-	(1)	-	(1)
Reclassification as held for sale	-	(2)	(3)	(1)	(6)
Other	-	9	49	(68)	(10)
Closing net amount	38	130	527	118	813
At December 31, 2006
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
NET AMOUNT	38	130	527	118	813

(1)

Includes tangible assets in progress.

(2)

This line item includes the impact of the acquisitions of the year as disclosed in Note 6 and the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

2006 FORM 20-F - THOMSON GROUP - F-48

Back to contents

14 Goodwill and other intangible assets

(in € millions)	Patents and trademarks	Customer relationships	Other intangibles (2)	Total intangible assets	Goodwill
At January 1, 2004
Cost	495	396	177	1,068	1,100
Accumulated amortization and impairment	(98)	(54)	(123)	(275)	-
NET AMOUNT	397	342	54	793	1,100
2004
Opening net amount	397	342	54	793	1,100
Exchange differences	(24)	(35)	(3)	(62)	(74)
Acquisition of subsidiary(1)	4	188	3	195	308
Disposal of subsidiary	-	-	(2)	(2)	(7)
Additions	13	3	52	68	-
Amortization charge	(12)	(35)	(31)	(78)	-
Impairment loss	-	-	-	-	(12)
Other	(3)	-	13	10	(137)
Closing net amount	375	463	86	924	1,178
At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization and impairment	(105)	(82)	(147)	(334)	(12)
NET AMOUNT	375	463	86	924	1,178
2005
Impact of first application of IAS 32/39 (3)	-	-	-	-	8
Opening net amount	375	463	86	924	1,186
Exchange differences	48	71	7	126	145
Acquisition of subsidiary (1)	27	76	50	153	431
Additions	23	-	81	104	-
Amortization charge	(25)	(52)	(48)	(125)	-
Reclassification as held for sale	(25)	(2)	(8)	(35)	(9)
Other	(5)	2	6	3	3
Closing net amount	418	558	174	1,150	1,756
At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)
NET AMOUNT	418	558	174	1,150	1,756
2006
Opening net amount	418	558	174	1,150	1,756
Exchange differences	(33)	(47)	(7)	(87)	(111)
Acquisition of subsidiary (1)	-	-	39	39	72
Additions	13	-	112	125	-
Amortization charge	(19)	(54)	(75)	(148)	-
Reclassification as held for sale	1	-	(2)	(1)	-
Other	(4)	-	(3)	(7)	(3)
Closing net amount	376	457	238	1,071	1,714
At December 31, 2006
Cost	522	644	440	1,606	1,719
Accumulated amortization and impairment	(146)	(187)	(202)	(535)	(5)
NET AMOUNT	376	457	238	1,071	1,714

(1)

This line item includes the impact of the acquisitions of the year as disclosed in Note 6 and the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

(2)

Includes capitalized development projects, software acquired or developed and acquired technologies on a standalone basis or as part of a business combination.

(3)

Commitment to purchase minority interests.

2006 FORM 20-F - THOMSON GROUP - F-49

Back to contents

Patents, trademarks and customer relationships

For acquisitions, Thomson carries out a purchase price allocation, including an assessment of the value of intangible assets. For material amounts, Thomson relies on independent appraisals to determine the fair value of intangible assets. With respect to customer relationships, the valuation methodology used is generally based on the attributable discounted future cash flows expected to be generated by the existing customers’ portfolio at the acquisition date. With respect to trademarks, the valuation methodology used is based on the royalty relief method which could reasonably be paid by third-party licensees on similar trademarks.

Patents, trademarks and customer relationships consist mainly  of:

•

trademarks of Technicolor® (€171 million at December 31, 2006), Grass Valley® (€34 million at December 31, 2006), RCA® (€49 million at December 31, 2006) and THOMSON®;

•

customer relationships of Technicolor (€145 million with a remaining amortization period of 10 years), HNS (€125 million with a remaining amortization period of around 5 years), PDSC (€52 million), Premier Retail Network (€47 million), Screenvision Europe (€17 million), Southern Star Duplitek (€24 million) and Vidfilm (€26 million).

Impairment of goodwill and trademarks

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (referred to as “goodwill reporting units” thereafter). Thomson identified six goodwill reporting units that are tested annually for impairment. All the goodwill reporting units except for the Technology unit, represent a level below the business segment of the Group, which is the lowest level at which the goodwill is monitored by the Executive Committee for management purposes:

•

in the Services segment, 3 goodwill reporting units were identified: DVD Services, Film & Content Services and Network Services;

•

in the Systems segment, 2 goodwill reporting units were identified: Access Products and Broadcast & Networks;

•

the Technology segment is considered as a single goodwill reporting unit.

Trademarks are considered to have indefinite useful lives. Consequently, they are tested annually for impairment. For the purpose of this test, trademarks are tested on a stand-alone basis by calculating their fair value. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the estimated value of the trademark is the present value of the royalties saved by the Group. As mentioned above, this method is commonly used to estimate the fair value of trade names.

In order to perform the annual impairment test, the Group uses the following assumptions to determine the recoverable amount of the reporting units:

	Services			Systems
	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Networks
Method used to determine the recoverable amount	Value in use & Royalty relief method for trademark	Value in use & Royalty relief method for trademark	Value in use	Value in use	Value in use & Royalty relief method for trademark
Description of key assumptions	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections	Budget & cash flow projections	Budget and cash flow projections, trademark royalty rate
Period for projected future cash flows	5 years	5 years	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	0%	3%	3%	3%	3%
Post-tax discount rate applied
- As of September 30, 2006 (1)	9.0%	9.0%	9.0%	9.5%	9.0%
- As of September 30, 2005	9.5%	9.5%	9.5%	9.5%	9.5%
- As of December 31, 2004	9.5%	9.5%	9.5%	9.5%	9.5%
(1) The corresponding pre-tax discount rates are within a range from 11.2% to 11.6%.

2006 FORM 20-F - THOMSON GROUP - F-50

Back to contents

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

	Services			Systems		Technology
(in € millions)	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Networks	Software & Technology Solutions	Other	Total
As of December 31, 2006
Gross amount of goodwill	500	295	255	289	355	25	-	1,719
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	500	295	250	289	355	25	-	1,714
Net amount of trademarks (1)	178		-	-	34	-	55	267
As of December 31, 2005
Gross amount of goodwill	544	314	254	294	327	28	-	1,761
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	544	314	249	294	327	28	-	1,756
Net amount of trademarks(1)	197		-	-	38	-	58	293
As of December 31, 2004
Gross amount of goodwill	474	292	71	122	206	-	25	1,190
Impairment	-	-	(5)	-	-	-	(7)	(12)
Net amount of goodwill	474	292	66	122	206	-	18	1,178
Net amount of trademarks (1)	165		-	-	33	-	45	243

(1)

Trademarks included in each unit are:

– Technicolor® (used both in the DVD Services and in the Film & Content Services reporting units) and Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;

– Grass Valley® for Broadcast & Networks reporting unit;

– THOMSON® and the license to use the RCA® trademark in Other.

In 2006 and 2005, no goodwill impairment has been recognized.

In 2004, the following goodwill impairments have been recognized:

•

€7 million of goodwill write-off relating to the Chinese company responsible for Thomson then-TV activity at the date of transfer of its TV assets to TTE because goodwill was not part of transferable assets to TTE;

•

€5 million of goodwill impairment relating to the Screenvision Europe activity within Services, in Other income (expense).

2006 FORM 20-F - THOMSON GROUP - F-51

Back to contents

15 Investments in associates

	Period ended December 31,
(in € millions)	2006	2005	2004
Beginning of the year	204	260	11
Acquisition of associates	-	-	279
Share of (loss)/profit before impairment on associates	(56)	(19)	(2)
Impairment charge on associates (3)	(30)	(63)	(18)
Exchange differences	2	30	(10)
Disposal (1)	(37)	-	-
Other equity movements (2)	(71)	(4)	-
End of the year	12	204	260

(1)

On November 3, 2006 Thomson reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson’s interest in TCL Multimedia is therefore no longer accounted for under the equity method as Thomson has no significant influence anymore. As of December 31, 2006, the remaining interest is classified as available-for-sale financial asset.

(2)

Following the transaction above, the investment in associate has been reclassified to available-for-sale financial asset.

(3)

For the years ended December 31, 2006, 2005 and 2004, Thomson’s management determined that triggering events occurred because the market value of its investment in TTE then TCL Corporation was below its carrying amount. Thomson’s management has therefore assessed the recoverable amount of this investment. In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. As a result of these impairment tests, Thomson recognized €30 million, €63 million and €18 million impairment losses for the years ended December 31, 2006, 2005 and 2004, respectively, on the carrying amount of its investment in TCL Multimedia. These losses have been included in the caption “Share of profit (loss) from associates”.

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets			Group’s share of associates’ profit (loss)
(in € millions)	December 31, 2006	December 31, 2006	December 31, 2005	December 31, 2004	2006	2005	2004
TCL-Thomson Electronics/TCL Multimedia(*)	-	-	193	249	(86)	(82)	(20)
CTE El Athir (Tunisia)	30%	4	4	3	-	-	-
EasyPlug, SAS. (France)	50%	3	3	3	-	-	-
Techfund Capital Europe (France)	20%	4	2	3	-	-	-
Others (less than €2 million individually)		1	2	2	-	-	-
TOTAL		12	204	260	(86)	(82)	(20)

(*)

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TCL-Thomson Electronics (TTE), of which Thomson held 33% and TCL. 67%. Thomson contributed its industrial TV assets. Thomson had neither control nor joint control of TTE and accounted for its investment in TTE under the equity method from July 31, 2004. The TV activity before July 31, 2004 was presented under full consolidation method. Thomson accounted for the contribution of its TV business as a disposal and booked the 33% interest in TTE as an acquisition. Pursuant to the transaction, Thomson exchanged on August 10, 2005 its 33% investment in TTE for 29.32% (1,144,182,095 shares) of TCL Multimedia (formerly TCL International) listed in Hong Kong. Because the exchange of shares had no commercial substance, the new shares received were substituted to the previous shares without impact on the financial statements at exchange date. As stated above, following the loss of our significant influence over TCL Multimedia, Thomson ceased to account for its investment in TCL Multimedia using the equity method on November 3, 2006. This investment is accounted since this date as an available-for-sale financial asset.

2006 FORM 20-F - THOMSON GROUP - F-52

Back to contents

16 Interest in joint ventures

Screenvision Europe and Screenvision US represent the main interests of the Group in jointly controlled entities. The joint ventures’ contribution to the Group’s balance sheet and income statement items is summarized below:

	Period ended December 31,
(in € millions)	2006	2005	2004
Balance Sheet
Total current assets	72	71	59
Total non-current assets	92	102	85
Total current liabilities	84	89	75
Total non-current liabilities	11	12	10
Income Statement
Revenues	111	97	84
Expenses	(106)	(93)	(83)
CONTRIBUTION TO THE GROUP’S INCOME FOR THE PERIOD	5	4	1

2006 FORM 20-F - THOMSON GROUP - F-53

Back to contents

17 Investments and financial assets available-for-sale

(in € millions)	Listed securities	Unlisted securities(1)	Total
January 1, 2004	14	111	125
Acquisitions	24	22	46
Disposals	-	(50)	(50)
Exchange differences	(2)	(6)	(8)
December 31, 2004	36	77	113
Impact of first application of IAS 32 and 39 (2)	26	-	26
January 1, 2005	62	77	139
Acquisitions (3)	241	25	266
Disposals (4)	(59)	-	(59)
Fair value adjustment (5)	(9)	-	(9)
Impairment recorded through income	(3)	(8)	(11)
Exchange differences	3	12	15
December 31, 2005	235	106	341
Acquisitions	2	7	9
Disposals (4)	(34)	(80)	(114)
Fair value adjustment (5)	(2)	-	(2)
Impairment recorded through income (7)	(31)	-	(31)
Exchange differences	(1)	(7)	(8)
Other (6)	78	(7)	71
December 31, 2006 (8)	247	19	266

(1)

This caption includes minority positions in unquoted companies strategic to the Group, including a preference share investment totalling €84 million at December 31, 2005. These shares were sold in 2006.

(2)

Available-for-sale assets are recognized at fair value with any change in value recorded in shareholders’ equity. When there is a decrease in value assessed as other than temporary the Group recognizes an impairment charge in income statement.

(3)

In 2005, mainly acquisition of Videocon Industries shares in relation with the exit of our Tubes activity.

(4)

In 2006, this amount includes the disposal of part of the Group’s investments in Videocon. In 2005, this amount includes €(15) million of 2004 fair value adjustments recognized on investments that have been sold.

(5)

This caption includes fair value adjustments recorded directly in equity for €(2) million in 2006 and €(9) million in 2005.

(6)

This mainly relates to 19.32% TCL Multimedia shares held now by Thomson classified as available-for-sale in 2006. The shares were previously accounted for under the equity method before the sale in November 2006 of a portion of the Group’s shares in TCL Multimedia (see Note 15).

(7)

As of December 31, 2006 Thomson assessed that the loss in value of its investment in TCL Multimedia is other than temporary and recognized an impairment charge amounting to €31 million, being the difference between the carrying value and the market value of this investment at closing date.

(8)

As of December 2006, the amount of investments available-for-sale consists of the investment in Videocon securities for €206 million and the TCL Multimedia shares for €40 million.

2006 FORM 20-F - THOMSON GROUP - F-54

Back to contents

18 Contract advances

(in € millions)	2006	2005	2004
Technicolor
Net amount of customer advances at year-end	124	163	164
Of which amortization booked during the year	(74)	(131)	(134)
Screenvision (US and Europe)
Net amount of customer advances at year-end	5	10	15
Of which amortization booked during the year	(20)	(16)	(10)
NET CONTRACT ADVANCES AT YEAR-END	129	173	179

19 Inventories

(in € millions)	2006	2005	2004
Raw materials	127	129	149
Work in progress	48	45	52
Finished goods and purchased goods for resale	235	209	428
Gross value	410	383	629
Less: valuation allowance	(44)	(50)	(61)
TOTAL	366	333	568

As of December 31, 2006, 2005 and 2004 the accumulated depreciation includes respectively €3 million, nil and €11 million of write-down recognized within the framework of restructuring plans.

The European “Restriction of Hazardous Substances (RoHS)” Directive places restrictions on lead and certain other substances contained in specified electronic products, including some of the Group products sold in the European Union after June 2006 (within the Systems segment). The cost of compliance with this directive for some products mainly made by Grass Valley cannot be precisely determined before the member states issue their final implementation guidance and the Commission publishes its final ruling on some remaining requests for exemptions currently under review. At December 31, 2006, manufacturers are awaiting decisions from the Commission to several Requests for Exemptions filed in 2005 and 2006 including notably the general category of Last Time Buy (LTB) components or specialized LTB assemblies. The Group anticipates a satisfactory resolution to the LTB issue. Failure to obtain these exemptions would mean limited additional cost of redesign for Grass Valley as most products have already been redesigned in compliance with RoHS.

20 Trade accounts and notes receivable

(in € millions)	2006	2005	2004
Trade accounts and notes receivable (1)	1,054	1,351	1,222
Less: valuation allowance	(36)	(36)	(42)
TOTAL	1,018	1,315	1,180

(1)

Including advances to suppliers. Sales deductions and price protection allowances are deducted from trade accounts and notes receivables gross for €153 million, €143 million and €230 million as of December 31, 2006, 2005 and 2004, respectively (see also Note 34).

2006 FORM 20-F - THOMSON GROUP - F-55

Back to contents

21 Other current and non-current assets

(in € millions)	2006	2005	2004
Financial non-current assets	21	25	39
Income tax receivables	74	79	52
Prepayments on employees benefits (1)	1	65	43
Other non-current assets	14	13	2
TOTAL OTHER NON-CURRENT ASSETS	110	182	136
Value added tax receivable (2)	70	133	100
Other taxes receivable	10	8	8
Subsidies	12	11	19
Prepaid expenses	67	56	44
Other current assets (3)	376	436	445
TOTAL OTHER CURRENT ASSETS	535	644	616

(1)

The decrease is related to US medical benefit curtailment gain (see Note 27)

(2)

The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.

(3)

As of December 31, 2006, 2005 and 2004, other current assets include:

(i) €121 million, €113 million and €110 million of accrued royalty income, respectively;

(ii) €2 million, €7 million and nil of prepaid employee benefits obligation, respectively;

(iii) nil in 2006 and 2005 and €114 million of hedge reevaluation suspense asset in 2004. From 2005, this asset is now accounted for as a derivative financial instrument and presented separately (see Note 24).

22 Cash and cash equivalents

(in € millions)	2006	2005	2004
Cash	346	376	517
Cash equivalents	965	620	1,331
TOTAL	1,311	996	1,848
Of which restricted cash deposits (1)	56	66	55

(1)

Mainly deposits of €55 million, €50 million and €55 million at December 31, 2006, 2005 and 2004 respectively by TCE Television Taiwan which guarantee loans to Thomson for the same amounts and at December 31, 2005 had €16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

The average interest rate on short-term bank deposits was 2.73% in 2006 (2005: 2.31%; 2004: 1.41%); these deposits generally have a maturity of less than 1 month.

2006 FORM 20-F - THOMSON GROUP - F-56

Back to contents

23 Shareholders’ equity

(a) Common stock and additional paid-in capital

As of December 31, 2004, 12,471,369 BASA at €1 each had been subscribed by shareholders. Each BASA gave the right to subscribe one Thomson share at €16 from March 1, 2006 to June 30, 2006. During the conversion period from March 1 to June 30, 2006 a total number of 563,264 bonds were converted into new Thomson shares.

The Board Meeting of July 25, 2006 decided subsequently to increase the capital stock by 2,112,240 euros to 1,027,017,360 euros and additional paid in capital increased by 6,899,984 euros. At December 31, 2006 the share capital comprised 273,871,296 shares with a nominal value of €3.75 each.

	December 31, 2006	December 31, 2005	December 31, 2004
Outstanding number of shares	273,871,296	273,308,032	273,308,032
Nominal value in €	3.75	3.75	3.75
Thomson share capital in €	1,027,017,360	1,024,905,120	1,024,905,120

(b) Treasury shares

	December 31, 2006	December 31, 2005	December 31, 2004
Number of Treasury shares at opening	16,356,540	3,082,766	6,373,070
Movements of the period
purchased in the period	-	15,626,318	4,157,010
delivered	(3,712,087)	(2,352,544)	(141,838)
cancelled	-	-	(7,305,476)
Number of Treasury shares held at closing	12,644,453	16,356,540	3,082,766
Shares sold but not yet delivered (Inventel and Cirpack)(*)	(2,568,400)	(3,623,828)	-
Number of Treasury shares held adjusted with shares to be delivered	10,076,053	12,732,712	3,082,766
Treasury stock at cost (€)	225,305,043	238,982,228	55,307,575
(*) Adjusted to potential additional shares.

These treasury shares were acquired pursuant to the following transactions as authorized by the Board of Directors:

•

pursuant to the authorization of May 7, 2004 and May 10, 2005, the Group repurchased 15,626,318 treasury shares during 2005 for a cost of €292 million;

•

a total of 2,351,648 shares was delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel (see Note 6) and 896 shares were delivered in December 2005 due to conversions of convertible bonds. In 2006, 3,712,087 shares were delivered out of which 821,917 shares as part of the consideration paid for Canopus, 1,349,606 for Cirpack and 1,315,221 for Inventel.

(c) Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of €500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of €492 million (issue price less offering discount and fees). The notes can be called at Thomson’s option at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest rate starting September 25, 2015 is the 3-month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent General Meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

2006 FORM 20-F - THOMSON GROUP - F-57

Back to contents

The notes have a specific provision if there is a change of control and Thomson’s senior rating is reduced by one full notch by either Moody’s or S&P such that the reduction results in a rating below investment grade. Thomson can redeem the bond at no penalty; however should Thomson decide not to redeem, an additional margin of 5% is added to the interest rate of the coupon.

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Thomson at that time.

(d) Dividends and distributions

In 2005 and 2004, Thomson paid to its shareholders a total dividend of €77 million and €71 million respectively, representing €0.285 and €0.26 per share respectively. In 2006, Thomson distributed to its shareholders €78 million representing €0.30 per share. The 2006 payment of the distribution of a portion of additional paid in capital eliminated the option to defer the September dividend on the subordinated perpetual notes referred to above. A total amount of €29 million (of which €8 million related to 2005) have thus been paid on September 25, 2006 the annual dividend date. The entire amount was deducted from equity as of December 2006.

At Thomson’s Board of Directors held on February 13, 2007 a motion was adopted to propose at the Annual Shareholders’ Meeting to be held in May 2007 a distribution of €0.33 per share. The payment of the proposed distribution would eliminate the option to defer the next dividend on the subordinated perpetual notes referred to above. Of the dividend thereby payable, €8 million would be accounted in 2007 as an additional distribution in respect of the 2006 financial period.

(e) Minority interests

In 2005, the decrease of the minority interests is due mainly to the reclassification of minority interests into financial debt when Thomson grants a put on shares to minority interests.

In 2006, there is no significant change on minority interests.

(f) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At January 1, 2005, €15 million was recognized; this amount was removed from equity during 2005 and included in the profit and loss during the period as the hedged transactions were recorded. At December 31, 2005, €4 million was recognized in equity and removed in 2006 from equity and included in 2006 profit and loss. At December 31, 2006 €2 million in losses on hedging instruments was recognized in equity.

24 Derivative financial instruments

The fair value of all derivative financial instruments is shown in the table below. Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value was determined by independent financial institutions. The fair value of forward exchange contracts and currency swaps are computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

2006 FORM 20-F - THOMSON GROUP - F-58

Back to contents

(in € millions)	December 31, 2006		December 31, 2005		January 1, 2005(*)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	2	-	1	-	-	-
Interest-rate swaps – fair value hedges (1)	5	13	-	11	11	-
Equity options (Silver Lake bond conversion option)	-	38	-	46	-	122
TOTAL NON-CURRENT	7	51	1	57	11	122
Forward foreign exchange contracts- cash flow and fair value hedges	5	9	5	6	16	15
Forward foreign exchange contracts- not designated as hedges (2)	2	1	-	4	99	-
Currency options	1	-	2	-	-	-
Equity derivatives – fair value hedges	-	-	-	-	-	19
Equity options	-	-	1	-	-	-
Other options (3)	-	-	1	-	-	-
TOTAL CURRENT	8	10	9	10	115	34
TOTAL	15	61	10	67	126	156

(*)

First Application of IAS 32 and 39 starting as from January 1, 2005.

(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2006 was €822 million all of which were long term (December 31, 2005: €1,257 million). At December 31, 2006, the fixed interest rates range from 4.13% to 6.47% (at December 31, 2005, from 2.12% to 6.11%) and the floating rates are based on $-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is recognized in income.

(3)

Option to purchase an equity stake in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked to market carrying values shown in the table above, that is, €15 million at December 31, 2006, €10 million at December 31, 2005 and €126 million at January 1, 2005.

25 Borrowings

The tables below present information concerning Thomson’s debt at December 31, 2006 compared to previous years. Because of the adoption of IAS 32 and 39 as from January 1, 2005 and in order to show comparable figures, the 2004 debt situation is that shown as of January 1, 2005, prepared under IFRS, rather than as of December 31, 2004 which was prepared under French GAAP.

25.1 Analysis by nature

(in € millions)	December 31, 2006	December 31, 2005	January 1, 2005
Debt due to financial institutions	2,116	1,046	783
Convertible/exchangeable bond (October 2000)	-	677	638
Convertible/exchangeable bond (March 2002)	12	12	604
Convertible/exchangeable bond (September 2004)	352	382	320
Bank overdrafts	111	123	29
Other financial debt (1)	61	81	177
Accrued interest	17	1	-
TOTAL	2,669	2,322	2,551
Total non-current	1,393	858	1,540
Total current	1,276	1,464	1,011
(1) Includes minority interests having a put on Thomson which is classified as debt for an amount of €16 million as of December 31, 2006 (€36 million as of December 31, 2005).

2006 FORM 20-F - THOMSON GROUP - F-59

Back to contents

25.2 Convertible bonds

(in € millions)	Currency	Nominal amount issued	Original maturity	Yield to Maturity (%)	Effective rate (%)	Debt component outstanding at December 31, 2006 (1)	Debt component outstanding at December 31, 2005 (1)
Convertible/exchangeable bond (October 2000)	EUR	812	2006	2.75%	7.09%	-	677
Convertible/exchangeable bond (March 2002)	EUR	600	2008	1.00%	7.49%	12	12
Convertible/exchangeable bond (September 2004)	US$	500	2010(2)	3.00%	5.70%	352	382
(1) Excluding the option component. (2) The investor has a put from September 2008.

•

In October 2000, Thomson issued convertible/exchangeable bonds in an amount of €812 million. The bonds carried a 1% coupon and had a 2.75% yield to maturity. The initial exercise price was €72.67 which accreted to €79.71 at maturity. Thomson repurchased bonds in the open market in 2002 and 2004 after which the nominal amount outstanding was €611 million. The bonds were repaid in full on January 2, 2006 for an amount of €677 million including the accrued interest premium of €59 million and the final coupon of €6 million.

•

On March 12, 2002, Thomson issued convertible/exchangeable bonds in an amount of €600 million. Bondholders have the option from March 12, 2002 to convert one bond against one Thomson share (existing or new shares) at an exercise price of €40.50. The bonds were redeemable on January 1, 2005, at the option of the bondholders at par plus accrued interest. Of the original €600 million, €587 million were redeemed. Due to this early redemption the amount of the bonds outstanding as of December 31, 2006 was €13 million (of which the debt component in accordance with IFRS was €12 million).

•

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partners LLC in an amount of U.S.$500 million (cash flows of the bonds are denominated in a currency other than euro, Thomson’s functional currency). Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at an original conversion price of $21.66 per share. The conversion price is subject to adjustment notably for dividends. The current conversion price is $20.85. If exercised, the shares issued upon conversion or exchange are subject to certain sale restrictions. Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008, upon written notice to Thomson.

Under IAS 32, the conversion option and the debt component are recognized at fair value at inception. Since these bonds are denominated in U.S. dollars (and not in Thomson’s functional currency) and convertible or redeemable into new or existing shares denominated in euros and/or redeemable in cash, the option component of the convertible bonds had to be accounted for separately as a derivative financial instrument rather than as equity. Subsequent changes in the fair value of the conversion option are charged to finance costs.

The value of the conversion option is accounted for within non current derivative financial instruments (€38 million as of December 31, 2006).

2006 FORM 20-F - THOMSON GROUP - F-60

Back to contents

25.3 Debt due to financial institutions – Private Placement

Currency	Amount (€ millions)	Type of rate	Average Nominal rate	Average Effective rate
US$	612	Fixed	5.42%	5.50%
US$	190	Floating	5.55% (1)	5.57% (1)
GBP	51	Fixed	6.11%	6.14%
EUR	100	Fixed	3.65%	3.65%
TOTAL	953
(1) Rate as of December 31, 2006.

In June and December 2003, Thomson issued senior notes in a total amount of U.S.$406 million and GBP 34 million respectively (€308 million and €51 million respectively at the December 31, 2006 exchange rate) that were sold privately to institutional investors in the U.S. and U.K. In May 2006, Thomson issued an additional U.S.$450 million in senior notes (€342 million at the December 31, 2006 exchange rate) and in October and December 2006 Thomson issued U.S.$200 million (€152 million at the December 31, 2006 exchange rate) and €100 million respectively.

25.4 French commercial paper program

In June 2005 Thomson launched a French commercial paper program in order to increase its short term borrowing capacity. The program is rated A-3 by Standard & Poor’s. At December 31, 2006 €634 million was outstanding under this program.

25.5 Main features of the Group’s borrowings

(a) Maturity

(in € millions)	December 31, 2006	December 31, 2005	January 1, 2005
TOTAL CURRENT DEBT (LESS THAN ONE YEAR)	1,276	1,464	1,011
Between 1 and 3 years	123	21	817
Between 3 and 5 years	611	515	13
Over 5 years	659	322	710
TOTAL NON-CURRENT DEBT	1,393	858	1,540
TOTAL DEBT	2,669	2,322	2,551

The convertible bond issued to Silver Lake Partners LLC (accounted for €352 million at December 31, 2006) has a maturity of September 16, 2010 (and is shown above as being due between 3 and 5 years) but the investor has a put from September 16, 2008.

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt under one year being considered as floating.

2006 FORM 20-F - THOMSON GROUP - F-61

Back to contents

(in € millions)	Amounts at December 31, 2006 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,518	643	508	2,669
Effect of interest rate swaps	519	(149)	(370)	-
NET	2,037	494	138	2,669

(c) Effective interest rates at year-end

	December 31, 2006	December 31, 2005	January 1, 2005
All borrowings (including impact of interest rate swaps):	4.60%	4.89%	5.51%
Of which convertible bonds:	5.76%	6.60%	6.81%

(d) Carrying amounts and fair value of borrowings (see Note 26 (f))

(e) Analysis of borrowing by currency

(in € millions)	December 31, 2006	December 31, 2005	January 1, 2005
Euro	1,258	1,398	1,463
US Dollar	1,228	830	837
Other currencies	183	94	251
TOTAL DEBT	2,669	2,322	2,551

(f) Undrawn credit lines

(in € millions)	December 31, 2006	December 31, 2005	January 1, 2005
Undrawn, committed lines expiring in greater than one year	1,350	1,750	1,750
Undrawn, uncommitted lines(1)	838	781	767
Securitization agreement in North America	-	-	147

(1)

The amount shown is the full amount less borrowings only under the line; the uncommitted lines were also used at each year-end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

The Group has a committed credit line of €1.75 billion, maturing in June 2010/2011, of which €1.35 billion was undrawn at December 31, 2006; the undrawn amount however serves as back-up to the Group’s French commercial paper program of which €634 million was outstanding as of December 31, 2006. Thomson cancelled its receivables sales agreement (securitization program) in North America in March 2005.

(g) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation: the senior notes issued privately to institutional investors in a total amount of €953 million and a €36 million Mexican capital lease. These financings are subject to two financial covenants: (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. Following renegotiation in June 2005, the Group’s €1.75 billion credit facility is no longer subject to financial covenants.

As of December 31, 2006, Thomson complies with all of these covenants.

2006 FORM 20-F - THOMSON GROUP - F-62

Back to contents

26 Financial instruments and market related exposures

As indicated in Note 3, the Group uses financial instruments to manage its exposure to currency and interest rate and commodity price risks incurred in the normal course of business.

(a) Foreign currency exposure and commodity exposure

The nominal value of the Group’s forward operations and options outstanding as of December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Forward exchange contracts (including currency swaps)
Euro	486	1,229	1,873
Pound sterling	165	144	183
Hong Kong dollar	21	31	22
Mexican pesos	15	12	33
Singapore dollar	28	40	26
US dollar	652	599	577
Polish zloty	7	106	88
Other currencies	64	42	35
TOTAL FORWARD CURRENCY PURCHASES	1,438	2,203	2,837
Forward metal purchases	2	-	8

Euro	(823)	(813)	(785)
Canadian dollar	(37)	(19)	(52)
Pound sterling	(125)	(58)	(152)
Japanese yen	(85)	(25)	(29)
US dollar	(311)	(1,099)	(1,561)
Polish zloty(*)	(20)	(120)	N/A
Other currencies	(40)	(75)	(159)
TOTAL FORWARD CURRENCY SALES	(1,441)	(2,209)	(2,738)
Forward metal sales	(9)	-	-
Currency options contracts purchased
Put US dollar/Call Euro	76	75	-
Call US dollar/Put Euro	91	-	-
TOTAL	167	75	-
Deferred hedging gains (losses) related to forecast transactions	(2)	3	(2)
(*) Included in “Other currencies” in 2004

With regard to the foreign currency intercompany financial receivables and payables, the corporate treasury department enters into currency swaps primarily in euros/U.S. dollars. At the December 31, 2006 exchange rate, there was a mark to market currency gain on these swaps of €1 million. This amount is recognized in the Group’s finance costs as an exchange gain and offsets the exchange loss on the elimination of the intercompany receivables and payables. In the balance sheet the mark to market value of these swaps is recognized in Financial Derivatives and offsets the decrease in the Euro value of the foreign currency intercompany receivables and payables.

2006 FORM 20-F - THOMSON GROUP - F-63

Back to contents

(b) Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US dollar against the euro. The table below shows the impact of a 1% increase in the U.S. dollar versus the euro on the Group’s sales, on its Profit from continuing operations before tax and net finance costs and on the currency translation adjustment component of equity.

(in € millions)	Transaction	Translation	Total
Sales	4	28	32
Profit from continuing operations before tax and net finance costs	2	2	4
Equity Impact (Cumulative translation adjustment)	N/A	N/A	12

(c) Interest rate exposure

The Group’s interest rate exposure is presented as follows, by maturity:

	At December 31, 2006
(in € millions)	2007	2008	2009	2010	2011	Thereafter	Total
Cash and cash equivalents – floating rate	1,311	-	-	-	-	-	1,311
Financial debt:
Floating rate	1,276	25	22	21	23	151	1,518
Fixed rate	-	19	57	422	145	508	1,151
Interest rate swaps, from floating to fixed(1)	-	-	-	-	-	-	-
Interest rate swaps, from fixed to floating(1)	-	-	-	73	76	370	519
Caps, fixed rate	-	-	304	-	-	-	304
(1) U.S. dollar/euro = 0.75945.

	At December 31, 2005
(in € millions)	2006	2007	2008	2009	2010	Thereafter	Total
Cash and cash equivalents – floating rate	996	-	-	-	-	-	996
Financial debt:
Floating rate	1,464	3	6	-	54	322	1,849
Fixed rate	-	-	13	1	459	-	473
Interest rate swaps, from floating to fixed(2)	-	-	-	337	-	-	337
Interest rate swaps, from fixed to floating(2)	528	-	-	-	81	311	920
Caps, fixed rate	-	-	-	337	-	-	337
(2) U.S. dollar/euro = 0.84331.

2006 FORM 20-F - THOMSON GROUP - F-64

Back to contents

	At December 31, 2004
(in € millions)	2005	2006	2007	2008	2009	Thereafter	Total
Cash and cash equivalents – floating rate	1,848	-	-	-	-	-	1,848
Financial debt:
Floating rate	904	-	160	-	-	44	1,108
Fixed rate	-	664	3	13	-	713	1,393
Interest rate swaps, from floating to fixed(3)	-	-	-	-	-	-	-
Interest rate swaps, from fixed to floating(3)	-	-	-	-	-	195	195
Caps, fixed rate	37	-	-	-	-	-	37
(3) U.S. dollar/euro = 0.733030.

Interest related to interest rate swaps contracted by the Group is as follows:

(in € millions)	December 31, 2006	December 31, 2005	December 31, 2004
Interest received:
Fixed rate	43	17	10
Floating rate	-	-	-
Interest paid:
Fixed rate	-	-	-
Floating rate	(44)	(16)	(6)
NET INTEREST	(1)	1	4

In 2005 and 2006, the Group entered into several interest rate swap transactions to convert a portion of its U.S.$ debt from fixed to floating rate (3-month LIBOR):

•

U.S.$96 million with 2010 maturity;

•

U.S.$100 million with 2011 maturity; and

•

U.S.$110 million with 2013 maturity.

These swap transactions are accounted for as fair value hedges in accordance with IAS 39.

Moreover in 2005 the Group entered into U.S.$400 million of 3 year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month U.S.$ LIBOR and pays twelve month U.S.$ LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. These interest rate swaps are marked-to-market and the gain or loss is recorded in finance costs. In 2006 there was a marked to market gain on these swaps of €1 million (compared to the marked to market value at December 31, 2005) which was taken in financial income.

The Group did not enter into any interest rate hedging operations in 2004.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3-month LIBOR for U.S.$ debt, and 6-month GBP-LIBOR for GBP debt):

•

U.S.$118 million with 2015 maturity;

•

U.S.$82 million with 2013 maturity; and

•

GBP 34 million with 2013 maturity.

These swap transactions are accounted for as fair value hedges in accordance with IAS 39.

In 2002 Thomson bought an interest rate cap that provided that until 2005 Thomson would receive the difference between 3 month U.S.$ LIBOR and the cap rate on a nominal amount of U.S.$50 million if three month U.S.$ LIBOR is above the cap rate and less than the knock-out rate. This cap expired in August 2005. The cap had no impact on the Group’s 2005 results as the cost of the cap had already been fully taken in finance costs over the period 2002-2004.

2006 FORM 20-F - THOMSON GROUP - F-65

Back to contents

The average effective interest rates on the Group’s consolidated debt are as follows:

	2006	2005	2004
Average interest rate on borrowings	4.25%	5.07%	2.74%
Average interest rate after interest rate hedging	4.26%	5.04%	2.60%
Average interest rate after currency swaps and interest rate hedging	4.30%	5.33%	2.21%

The average effective interest rate in 2006 on the Group’s consolidated deposits was 2.73% (2.31% in 2005).

The percentage of the Group’s debt at floating rates taking into account interest rate hedging operations is as shown below. The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate.

(in € millions)	2006	2005	2004
Average debt	2,586	2,247	2,302
Percentage at floating rate at year-end	76%	82%	54%

The Group’s average deposits in 2006 amounted to €915 million, 100% at floating rate. A one-point variation in interest rates, applied to the floating rate debt and deposits would have had an impact on the Group annual financial expenses of approximately €11 million.

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

The marked to market value of the equity options on quoted investments mentioned above are given in the current portion of the table in Note 24 Derivative Financial Instruments.

(e) Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterpart credit rating is as follows:

Foreign exchange forwards: Counterparty’s rating (according to Standard & Poor’s)	2006	2005	2004
A-1+	92.6%	95.6%	91.3%
A-1	6.4%	3.8%	2.0%
A-2	1.0%	0.6%	6.7%
TOTAL	100%	100%	100%

All significant cash deposits are maintained with rated financial institutions.

2006 FORM 20-F - THOMSON GROUP - F-66

Back to contents

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit: Counterparty’s rating (according to Standard & Poor’s)	2006	2005	2004
A-1+	95.4%	77.9%	44.8%
A-1	1.4%	17.6%	6.2%
A-2	1.3%	2.4%	2.0%
A-3	0.1%	-	1.1%
BB+	-	0.4%	-
B	0.2%	0.1%	2.6%
Money Market funds	-	-	42.8%
Non rated financial institutions	1.6%	1.6%	0.5%
TOTAL	100%	100%	100%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson. The maximum credit risk exposure on the Group’s cash, cash equivalents and marketable securities was €1,311 million at December 31, 2006. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

(f) Fair value of financial assets and liabilities

The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to their net book value due to their short-term maturities.

The fair value of long-term debt, shown in the table below, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements.

For the fair value of available-for-sale assets see Note 17.

For the fair value of derivatives financial instruments see Note 24.

	December 31, 2006		December 31, 2005		January 1, 2005
(in € millions)	Net book value	Fair market value	Net book value	Fair market value	Net book value	Fair market value
Non-current borrowings
Convertible bonds	365	381	387	382	963	1,170
Other borrowings	1,028	1,013	471	450	577	585

2006 FORM 20-F - THOMSON GROUP - F-67

Back to contents

27 Retirement benefit obligations

27.1 Summary of the benefits

(in € millions)	Pension plan benefits			Medical Post-retirement benefits			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Provision for post-employment benefits
Opening provision	494	494	483	445	356	371	939	850	854
Net Periodic Pension Cost	28	33	65	(200)(1)	24	20	(172)	57	85
Benefits paid	(69)	(56)	(55)	(17)	(17)	(15)	(86)	(73)	(70)
Change in perimeter(2)	6	(26)	(7)	-	-	-	6	(26)	(7)
Reclassification in held for sale(3)	1	(7)	-	-	-	-	1	(7)	-
Actuarial (gains) losses recognized in SORIE(4)	(17)	40	15	(60)	28	8	(77)	68	23
Exchange differences	(5)	16	(7)	(34)	54	(28)	(39)	70	(35)
CLOSING PROVISION	438	494	494	134	445	356	572(*)	939(*)	850(*)
Reimbursement right recognized as an asset
Fair value at opening(5)				65	43	43	65	43	43
Net Periodic Pension Costs				(51)(1)	5	4	(51)	5	4
Actuarial gains/(losses) recognized in SORIE(4)				(8)	10	-	(8)	10	-
Benefits paid				(1)	-	-	(1)	-	-
Exchange differences				(4)	7	(4)	(4)	7	(4)
FAIR VALUE AT CLOSING(5)				1	65	43	1	65	43

(1)

In 2006, the Net Periodic Pension Cost includes the effects of the medical plan changes accounted for as a curtailment (see Note 27.2).

(2)

Change in perimeter in 2006 mainly relates to the acquisition of Canopus. In 2005, change in perimeter relates mainly to the disposal of the Tube business and the acquisition of Thales Broadcast & Multimedia.

(3)

See Note 11.

(4)

Statement of Recognized Income and Expense. As of December 31, 2006, 2005 and 2004, accumulated actuarial (gains) losses recognized in SORIE amount €(69) million, €58 million and €23 million, respectively.

(5)

These amounts are posted in other non-current assets.

(*)

Out of which current portion amounts to €67 million, €62 million and €65 million for December 31, 2006, 2005 and 2004, respectively.

(a) Defined contribution plans

For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid. The pension costs of these plans, corresponding to the contributions paid, are charged in the income statement. The total contributions paid by Thomson amounted to €24 million in 2006 and 2005.

(b) Defined benefit plans

These plans mainly cover on the one hand pension benefits and retirement indemnities and on the other hand medical post-retirement benefits.

Pension benefits and retirements indemnities

The benefits are mainly based on employee’s pensionable salary and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension plans maintained by the Group are mainly the following:

•

within Nafta area, the plans mainly consist in pension plans in the United States.

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

2006 FORM 20-F - THOMSON GROUP - F-68

Back to contents

Technicolor mainly operates two defined benefit pension plans: a cash balance pension plan that covers substantially all non-union employees, funded through a trust fund, and an additional pension plan for executive employees, closed to new participants;

•

in Germany, employees are covered by several vested non-funded pension plans. These plans mainly provide employees with retirement annuities and disability benefits;

•

in France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement;

•

in other countries, Thomson mainly maintains a dedicated pension plan in the UK, funded by a trust fund, which provides retirement annuity benefits.

Medical Post-retirement benefits

In the US, Thomson Inc provides to certain employees a post-retirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan is eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. Such plan is no longer available to newcomers since 2003.

On October 31, 2006 and consistent with many U.S. companies, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees. This plan change mainly (i) eliminated benefit coverage for plan participants who are not yet 50 years old at January 1,2007, (ii) increased the retirees’ share of costs of coverage at January 1, 2007 and (iii) eliminated benefit coverage at age 65 and beyond, commencing January 1, 2008.

Under IFRS, these plan changes have been accounted for as a curtailment – that is a reduction in future benefits obligation as well as future reimbursement right. In addition, all related unrecognized prior service gain or costs have been charged or credited to income.

The net resulting effect is a €167 million gain at average U.S.$/€  rate recorded in the income (which effect is shown in our balance sheet as a €211 million decrease of our obligation, a €51 million decrease of our reimbursement right and a decrease of unrecognized prior service cost of €7 million).

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical post-retirement benefits plan in the United States. These reimbursement rights result from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. As of December 31, 2006, 2005 and 2004, the carrying value of this asset amounts to €1 million, €65 million and €43 million, respectively and is posted in the caption “Other non-current asset”. The decrease of the carrying value of this asset in 2006 is mainly due to the impact of the medical plan change for €51 million.

(c) Multi-employer plan

One of Thomson subsidiaries in Netherlands participates in the multi-employer defined benefits plan “Metalelektro”. As the information about the dividing up of contributions between each member of the plan is not available, Thomson accounts for this plan as a defined contribution plan.

The Thomson Japanese subsidiary Canopus, acquired in 2006, participates in a multi-employer defined benefit plan. Thomson accounts for this plan as a defined benefit plan.

2006 FORM 20-F - THOMSON GROUP - F-69

Back to contents

27.2 Elements of the income statement

(in € millions)	Pension benefits			Medical post-retirement benefits			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	(20)	(19)	(24)	(2)	(4)	(4)	(22)	(23)	(28)
Financial component of benefits(1)	(29)	(32)	(35)	(17)	(22)	(22)	(46)	(54)	(57)
Expected return on plan assets(1)	11	13	12	-	-	-	11	13	12
Amortization of prior service costs	-	-	(7)	1	2	2	1	2	(5)
Effect of curtailment	10	5	(8)	218(2)	-	4	228	5	(4)
Effect of settlement	-	-	(3)	-	-	-	-	-	(3)
TOTAL NET PERIODIC PENSION COST	(28)	(33)	(65)	200	(24)	(20)	172	(57)	(85)
Service costs on reimbursement rights				-	2	2	-	2	2
Financial components on reimbursement rights(1)				-	3	2	-	3	2
Effect of curtailment on reimbursement right				(51)(2)	-	-	(51)	-	-
NET PENSION COSTS	(28)	(33)	(65)	149	(19)	(16)	121	(52)	(81)

(1)

Out of which €33 million, €29 million and €35 million, net, are posted in Income from continuing Operation (in Finance costs – net) in 2006, 2005 and 2004 respectively.

(2)

Effect of curtailment relates to the medical post-retirement benefits plan changes which occurred in 2006 and is described above. In 2006, the net gain of the medical plan changes amounts to €167 million and is mainly related to the Group’s former customer-electronics business and as such mostly credited to Displays & CE Partnerships segment. The net curtailment gain is broken down into a €218 million gain on the liability (made of €211 million of obligation decrease and €7 million of unrecognized prior service cost) and a €51 million loss on the reimbursement right recognized as a non-current asset.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

2006 FORM 20-F - THOMSON GROUP - F-70

Back to contents

27.3 Analysis of the change in benefit obligation

(in € millions)	Pension benefits			Medical post-retirement benefits			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Change in benefit obligation
Benefit obligation at opening	(681)	(668)	(699)	(431)	(342)	(353)	(1,112)	(1,010)	(1,052)
Current service cost	(20)	(19)	(24)	(2)	(4)	(4)	(22)	(23)	(28)
Financial component	(29)	(32)	(35)	(17)	(22)	(22)	(46)	(54)	(57)
Amendment	-	-	(5)	-	-	-	-	-	(5)
Business combination/disposal (1)	(6)	26	9	-	-	-	(6)	26	9
Plan participants contribution	(1)	(1)	(1)	(8)	(7)	-	(9)	(8)	(1)
Curtailment/settlement	36	49	47	211	-	3	247	49	50
Actuarial gain/(loss)	13	(41)	(21)	60	(28)	(8)	73	(69)	(29)
Benefits paid	46	39	45	25	24	15	71	63	60
Currency translation differences	16	(34)	16	32	(52)	27	48	(86)	43
Benefit obligation at closing (3)	(626)	(681)	(668)	(130)	(431)	(342)	(756)	(1,112)	(1,010)
Benefits obligation wholly or partly funded	(272)	(294)	(270)	-	-	-	(272)	(294)	(270)
Benefit obligation wholly unfunded	(354)	(387)	(398)	(130)	(431)	(342)	(484)	(818)	(740)
Change in plan assets
Fair value at opening	183	179	221				183	179	221
Expected return on plan assets	11	13	12				11	13	12
Actuarial (gain)/loss	4	1	4				4	1	4
Employer contribution	65	26	16				65	26	16
Plan participant contribution	1	1	1				1	1	1
Curtailment/settlement	(26)	(47)	(60)				(26)	(47)	(60)
Business combination/disposal	-	-	(2)				-	-	(2)
Benefits paid	(41)	(9)	(6)				(41)	(9)	(6)
Currency translation differences	(10)	19	(7)				(10)	19	(7)
Fair value at closing (3)	187	183	179				187	183	179
Net amount recognized
Funded status (I)	(439)	(498)	(489)	(130)	(431)	(342)	(569)	(929)	(831)
Unrecognized prior service cost (II) (3)	-	(3)	(5)	(4)	(14)	(14)	(4)	(17)	(19)
Reclassification as held for sale (see Note 12) (III)	1	7	-	-	-	-	1	7	-
RETIREMENT BENEFIT OBLIGATIONS (I)+(II)+(III)(2)	(438)	(494)	(494)	(134)	(445)	(356)	(572)	(939)	(850)
Reimbursement rights recognized as an asset (4)	-	-	-	1	65	43	1	65	43
NET PENSION ACCRUALS	(438)	(494)	(494)	(133)	(380)	(313)	(571)	(874)	(807)

(1)

In 2006, business combinations mainly relate to the acquisition of Canopus. In 2005, business combinations mainly related to the disposal of the Tubes business and the acquisition of Thales Broadcast & Multimedia.

(2)

As Thomson has adopted the revised IAS 19, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses.

(3)

For NAFTA subsidiaries/associates (which include US, Canada and Mexico), the pension benefits obligations are €(180) million, €(221) million and €(208) million for 2006, 2005 and 2004 respectively (€108 million, €116 million and €126 million for plan assets). The medical post-retirement benefits obligations are €(130) million, €(431) million and €(342) million (nil for plan assets and €(4) million, €(14) million and €(14) million for unrecognized actuarial prior service cost).

For German subsidiaries, the pension benefit obligation and the net pension accrual are €(291) million, €(293) million and €(292) million for years ended December 31, 2006, 2005 and 2004 respectively.

(4)

Curtailment of the US medical benefit results in a reduction of the reimbursement right of €51 million.

2006 FORM 20-F - THOMSON GROUP - F-71

Back to contents

Medical post-retirement benefits plans are wholly un-funded.

The Group expects to contribute €92 million to its defined benefit plans in 2007.

In 2006, the experience adjustment on the pension benefits obligation amounts to €3 million on the obligation and €4 million on the plan asset. For medical post-retirement benefits, the experience adjustment amounts to €33 million on the obligation.

27.4 Plan assets

When defined benefit plans are funded, mainly in the US, U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

The actual return on plan assets amounts to €15 million, €14 million and €16 million for the years ended 2006, 2005 and 2004 respectively.

Thomson pension plans weighted-average asset allocations by asset category are as follows:

(in % and in € millions)	Allocation of plan assets			Allocation of the fair value of plan assets
	2006	2005	2004	2006	2005	2004
Equity securities	49%	55%	58%	92	101	104
Debt securities	51%	45%	39%	95	82	70
Other	-	-	3%	-	-	5
TOTAL	100%	100%	100%	187	183	179

27.5 Assumptions used in actuarial calculations

	Pension benefits			Medical post-retirement benefits
	2006	2005	2004	2006	2005	2004
Discount rate	4.92%	4.44%	5.13%	5.72%	5.74%	6.00%
Expected return on plan assets	6.37%	6.38%	6.73%	-	-	-
Average long term rate of compensation increase	2.38%	3.11%	3.14%	3.77%	4.00%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

After the medical plan changes occurred in 2006, the average assumption rate for the increase of the health care cost pre 65/ post 65 will be 6.75%/9% for 2007, 6%/nil for 2008, 5.25%/nil for 2009 and 5%/nil for 2010 and years thereafter.

The table below shows the sensitivity to change in healthcare costs of the medical post retirement benefit obligation and post retirement benefit expense at December 31, 2006 closing rate:

(in € millions)	Sensitivity of assumptions 2006
1% increase in healthcare costs
Impact on medical post-retirement 2006 benefit expense	1
Impact on medical post-retirement benefit obligation as of December 31, 2006	5
1% reduction in healthcare costs
Impact on medical post-retirement 2006 benefit expense	(1)
Impact on medical post-retirement benefit obligation as of December 31, 2006	(7)

2006 FORM 20-F - THOMSON GROUP - F-72

Back to contents

28 Provisions for restructuring and other charges

28.1 Restructuring provisions

(in € millions)	December 31, 2006	December 31, 2005	December 31, 2004
Provision at the beginning of the year	54	76	95
Current year expense (1)	154	130	820
Release of provision (1)	(31)	(17)	(19)
Usage during the period	(82)	(92)	(195)
Currency translation adjustment	(3)	7	(3)
Reclassification to held for sale	-	(34)	-
Change in held for sale provision	29	-	-
Other movements (3)	(1)	(16)	(622)
Provision at the end of the year	120	54	76
Of which current	72	45	76
Of which non-current	48	9	-
(1) Restructuring costs, net of release have been posted as follows in the consolidated income statements:

(in € millions)	December 31, 2006	December 31, 2005	December 31, 2004
Income from continuing operations
Other income (expense) (2)	(116)	(49)	(68)
Income from discontinued operations	(7)	(64)	(733)
TOTAL RESTRUCTURING EXPENSES	(123)	(113)	(801)
(2) Out of which:

(in € millions)	December 31, 2006	December 31, 2005	December 31, 2004
Termination costs	(113)	(48)	(59)
Impairment of assets	(3)	(1)	(9)
TOTAL RESTRUCTURING EXPENSES	(116)	(49)	(68)

(3)

Write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2006, 2005 and 2004 amounts to €4 million, €3 million and €601 million respectively.

2006 FORM 20-F - THOMSON GROUP - F-73

Back to contents

28.2 Other provisions

(in € millions)	Warranty	Other	Total(2)
As of January 1, 2004	79	87	166
Current period additional provision	84	76	160
Release of provision	(3)	(28)	(31)
Usage during the period	(93)	(43)	(136)
Currency translation adjustments and other	(17)	(6)	(23)
As of December 31, 2004	50	86	136
Current period additional provision	64	272	336
Release of provision	(5)	(103)	(108)
Usage during the period	(63)	(25)	(88)
Currency translation adjustments and other	(8)	(6)	(14)
As of December 31, 2005	38	224	262
Current period additional provision	81	73	154
Release of provision	(5)	(18)	(23)
Usage during the period(1)	(71)	(132)	(203)
Currency translation adjustments and other	(3)	6	3
As of December 31, 2006	40	153	193

(1)

For the year ended December 31, 2006, the usage within “other” is mainly related to the contractual payments made by Thomson for the sale of its Displays’ plant in Anagni.

(2)

Split of total provisions between non-current and current:

•

as of December 31, 2006, €107 million classified as non-current and €86 million as current;

•

as of December 31, 2005, €185 million classified as non-current and €77 million as current;

•

as of December 31, 2004, €55 million classified as non-current and €81 million as current.

29 Share based payments

Stock option plans and dilutive potential ordinary shares

On September 21, 2006, the Board of Directors approved a new stock option plan.

As of December 31, 2006, the total number of outstanding stock options is 15,355,215 made of 8,306,315 options granted to employees and directors, 2,914,690 options for retention agreements in connection with acquisition of subsidiaries and the formation of TTE and 4,134,210 options granted to employees and directors that are not in the scope of IFRS 2 because of IFRS 1 exemptions. The detail of options is disclosed thereafter.

In accordance with the transition provisions of IFRS 2 “Share Based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2, with the other plans being disclosed later in this section:

2006 FORM 20-F - THOMSON GROUP - F-74

Back to contents

	Plan 3	Plan 4	Plan 5	Plan 6
Type of plan	Subscription options	Purchase options	Purchase options	Subscription options
Day of grant	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006
Number of options granted	3,599,900	719,400	1,993,175	2,739,740
Initial number of beneficiaries	574	93	390	485
Vesting date	50% as of September 22, 2007 50% as of September 22, 2008	50% as of April 19, 2008 50% as of April 19, 2009	50% as of December 8, 2008 50% as of December 8, 2009	50% as of September 21, 2008 50% as of September 21, 2009
Option life	10 years	10 years	10 years	8 years
Exercise price	16.00 euros	20.82 euros	17.73 euros	12.49 euros
Estimated fair values of the options granted	6.53 euros	7.32 euros	6.25 euros	3.22 euros
Number of options cancelled since the beginning of the plan	527,000	39,700	150,200	29,000
Number of options outstanding	3,072,900	679,700	1,842,975	2,710,740

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Number of share options	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2004	-	-
Granted	3,599,900	16.0
Forfeited	(10,590)	16.0
Outstanding as of December 31, 2004 (with an average remaining contractual life of 10 years)	3,589,310	16.0
Out of which exercisable	-	-
Granted	2,712,575	18.6
Forfeited	(204,920)	16.5
Outstanding as of December 31, 2005 (with an average remaining contractual life of 9 years)	6,096,965	17.1 (ranging from €16 to €20.82)
Out of which exercisable	-	-
Granted	2,739,740	12.5
Forfeited	(530,390)	16.5
Outstanding as of December 31, 2006 (with an average remaining contractual life of 8 years)	8,306,315	15.6 (ranging from €12.49 to €20.82)
Out of which exercisable	-	-

Common stock call agreement in connection with the formation of TCL-Thomson Electronics (TTE)

In connection with the Combination Agreement with TCL Multimedia (formerly Corporation – “TCL”) to form TCL-Thomson Electronics (“TTE”), Thomson may provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson that have been employed by TTE.

The maximum amount of shares to be provided by Thomson was 545,279 in four equal tranches at each anniversary date (of which 141,838 is scoped out by IFRS 2) and the estimated fair value of the option granted to TTE employees amounted to €15.10 at grant date. These shares are vested progressively from August 2004 to August 2007.

2006 FORM 20-F - THOMSON GROUP - F-75

Back to contents

Retention agreements in connection with acquisitions

Inventel: on March 29, 2005, Thomson acquired 100% of Inventel.

In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 Thomson shares were granted at a cost of €20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). Such number of shares may decrease to cap to €8.8 million the total possible gain for the stock holder for each of the two vesting dates.

At grant date, the weighted estimated fair value of the option granted to Inventel employees amounted to €3.2 per option.

Cirpack: on April 20, 2005, Thomson acquired 100% of Cirpack.

In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 Thomson shares were granted at a cost of €20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. Such number of shares may decrease to cap to €14 million the total possible gain for the stock holder. At the participant’s option, this plan can be settled in cash.

At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounted to €1.80.

Summary of the movement of options in connection with TTE, Cirpack and Inventel:

	Number of share options for retention plans	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2004	-	-
Granted	403,441	0.0
Outstanding as of December 31, 2004 (with an average remaining contractual life of 2 years)	403,441	0.0
Out of which exercisable	-	-
Granted	3,861,756	20.5
Forfeited	(70,110)	0.0
Outstanding as of December 31, 2005 (with an average remaining contractual life of 1 year)	4,195,087	18.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-
Exercised	(225,343)	0.0
Forfeited	(4,176)	0.0
Expired	(1,050,878)	20.2
Outstanding as of December 31, 2006 (with an average remaining contractual life of 1 year)	2,914,690	19.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

For the Inventel and Cirpack retention plans, the number of options depends on future market conditions (gain caped to a global gain ceiling). For these plans, the fair value of options was determined using the Black and Scholes formula modified to take into account the gain ceiling.

2006 FORM 20-F - THOMSON GROUP - F-76

Back to contents

The inputs into the model were as follows:

(in% and in euro)	For stock options plans granted			For TTE option plan granted in 2004	For Cirpack option plan granted(*) in 2005	For Inventel option plan granted in 2005
	in 2006	in 2005	in 2004
Weighted average share price at measurement date	12.41	18.4	16.5	15.5	17.8	21.3
Weighted average exercise price	12.49	18.6	16	0	20.2	20.7
Expected volatility	30%	35%	35%	N/A	24%	21%
Expected life	5 years	7 years	9 years	2 years	1 year	3 years
Risk free rate	3.6%	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	2.25%	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	3.2	6.5	6.5	15.1	0.1(*)	3.2

(*)

Cirpack’s plan requires remeasurement at each balance sheet date because it can be cash settled. Therefore indicated value for this plan is updated as of December 31, 2006 and the change in fair value (€(0.6) by option in 2006, €(1.1) by option in 2005) is recognized at each balance sheet date as compensation expense with counterpart in liabilities.

For share options plan, Thomson considered an expected turn over of 8% based on historical observation.

Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.

Factors that have been considered in estimating expected volatility for the long term maturity stock option plans include:

•

the historical volatility of Thomson’s stock over the longer period available;

•

adjustments to this historical volatility based on changes in Thomson’s business profile.

For shorter maturity options, expected volatility was determined based on implied volatility on Thomson’s share observable at grant date.

Compensation expenses charged to income

(in € million)	2006(*)	2005(*)	2004
Employees subscription options plans	(10)	(6)	(2)
Retention Plans(**)	(3)	(6)	(1)
TOTAL	(13)	(12)	(3)

(*)

The counterpart of this expense has been credited for €14 million to equity and for €(1) million to liability in 2006 (€11 million to equity and €1 million to liability in 2005).

(**)

Out of which €1 million, €3 million and €1 million for the year ended December 31, 2006, 2005 and 2004, respectively are related to other than Thomson employees.

2006 FORM 20-F - THOMSON GROUP - F-77

Back to contents

Elements concerning the plans to which IFRS 2 has not been applied(*)

(*)

Granted before November 7, 2002 and/or vested as of January 1, 2005.

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 includes BASAs (“Bons d’Achat et de Souscription d’Actions”) acquired by the Group’s employees who were eligible to the plan. These BASAs were granted on September 15, 2004 and entirely vested prior to December 31, 2004. An estimation of the number of BASAs subscribed by employees is 3,100,000.

The other equity instruments not restated under IFRS 2 are described below:

•

Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004;

•

stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002;

•

stock options plans granted prior to November 7, 2002.

	Plan 1	Plan 2	TTE Options
Type of plan	Purchase options	Subscription options
Day of grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004
Number of options granted	4,018,500	3,540,300	141,838
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004
Option life	10 years	10 years	August 31, 2004
Exercise price (in €)	55.90	31.50	0

The detail of stock options (excluding BASAs) not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

	Number of options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2004	5,983,400	43.9
Granted	3,908,528	15.4
Exercised	(141,838)	-
Cancelled (exchanged)	(3,972,000)	42.3
Forfeited	(394,010)	51.0
Outstanding as of December 31, 2004 (with an average remaining contractual life of 9 years)	5,384.080	25.1
Out of which exercisable	1,299,000	49.8
Forfeited	(963,130)	39.4
Outstanding as of December 31, 2005 (with an average remaining contractual life of 8 years)	4,420,950	22.0
Out of which exercisable	905,200	45.1
Forfeited	(286,740)	19.0
Outstanding as of December 31, 2006 (with an average remaining contractual life of 7 years)	4,134,210	22.2
Out of which exercisable	865,900	45.5

2006 FORM 20-F - THOMSON GROUP - F-78

Back to contents

30 Other current and non-current liabilities

(in € millions)	2006	2005	2004
Non-current royalties	19	22	66
Other	52	81	63
TOTAL OTHER NON-CURRENT LIABILITIES	71	103	129
Taxes payable	68	116	93
Current royalties	170	176	257
Long lived assets acquisition balance	18	14	64
Other	415	444	386
TOTAL CURRENT LIABILITIES	671	750	800

31 Payables on acquisition of companies

As of December 31, 2006, the Group has a total debt related to acquisitions of €13 million related mainly to acquisition of NOB CMF.

As of December 31, 2005, Thomson had a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of €138 million. During the first half of 2006, this amount due to Thales was paid.

As of December 31, 2004, the amount of promissory notes outstanding related to the acquisition of Technicolor was €84 million (U.S.$115 million) of which €9 million was for accrued interest. On March 16, 2005, Thomson repaid the last promissory notes for a total amount of €86 million (U.S.$115 million) of which €10 million (U.S.$13 million) was for accrued interest.

32 Earnings per share

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2006	2005	2004
Numerator: Adjusted profit from continuing operations attributable to ordinary shareholders (in € millions) (1)	181	124	332
Denominator (weighted shares in thousands)	287,586	293,796	298,762
Of which
BASA’s	-	1,964	299
Silver Lake convertible (September 2004)	23,977	23,417	6,704
Cirpack and Inventel options (weighted)	2,291	924	-
Other stock options	126	830	139
Other convertibles	-	-	17,973

2006 FORM 20-F - THOMSON GROUP - F-79

Back to contents

(1) Profit from continuing operations is adjusted by the following items:
(in € millions)	2006	2005	2004
Profit from continuing activities	193	198	322
Profit from continuing activities attributable to ordinary shareholders	193	196	324
Paid dividend on perpetual subordinated note (net of tax)	(19)	-	-
Profit from continuing activities attributable to ordinary shareholders for basic earnings per share	174	196	324
Cancellation of the fair value (gain)/loss on the derivative element of the Silver Lake convertible bond and of the interests expensed in the period (net of tax)	7	(69)	-
Cancellation of the interest on convertible bonds for those which are dilutive	-	-	8
Cancellation of the gain on the change in value of the call granted to TCL as part of the deal regarding the creation of TTE	-	(3)	-
Adjusted profit from continuing activities attributable to ordinary shareholders for diluted earnings per share	181	124	332

33 Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	2006	2005	2004
Europe (1)	9,267	9,435	16,609
North America	10,984	12,334	12,992
Asia (2)	6,648	7,441	12,842
Other countries (3)	2,729	3,265	6,636
Number of employees in subsidiaries	29,628	32,475	49,079
Number of employees in entities accounted for under the equity method	(*)	34,201	32,354
TOTAL EMPLOYEES	29,628	66,676	81,433
(*) TCL is no more accounted for under the equity methods (see Note 15).
(1) Of which Poland	998	970	5,416
(2) Of which People’s Republic of China including Hong Kong	5,053	6,034	11,030
(3) Of which Mexico	1,955	2,204	5,647

2006 FORM 20-F - THOMSON GROUP - F-80

Back to contents

The total “Employee benefits expenses” (including only people employed in the consolidated entities) is detailed as follows:

(in € millions)	2006	2005	2004
Wages and salaries	1,072	1,044	1,275
Social security costs	204	202	299
Compensation expenses linked to share options granted to directors and employees (1)	12	9	2
Pension costs - defined benefit plans (2)	(121)	52	81
Termination benefits and other long-term benefits (3)	114	54	61
TOTAL EMPLOYEE BENEFITS EXPENSES (EXCLUDING DEFINED CONTRIBUTION PLANS)	1,281	1,361	1,718
Pension costs – defined contribution plans (4)	24	24	N/A

(1)

See Note 29.

(2)

See Note 27.

(3)

Include termination costs of €113 million, €48 million and €59 million in 2006, in 2005 and 2004 respectively. These costs were posted in restructuring expenses in the income statement (see Note 28).

(4)

Defined contribution paid within a legal and mandatory social regime are included in social security costs presented above.

34 Acquisitions, disposals and other operations impacting the consolidated statements of cash flow

(a) Acquisition of subsidiaries, associates and investments

(in € millions)	2006	2005	2004
Inventel	-	(82)	-
Cirpack	-	(40)	-
ContentGuard	-	(20)	-
Premier Retail Network	-	(248)	-
Command Post	-	-	(11)
Hughes Network Systems	-	-	(204)
The Moving Picture Company	-	(11)	(78)
Nextamp	(2)	(7)	-
VCF Thématiques	(17)	(11)	-
TTE (1)	-	-	(115)
Videocon industries	-	(240)	-
Technicolor	-	(77)	(83)
Canopus	(83)	-	-
Convergent	(32)	-	-
Thalès Broadcast & Multimedia	(133)	-	-
NOB CMF	(6)	-	-
Other	(8)	(20)	(101)
Acquisition of investments	(281)	(756)	(592)
Less cash position of companies acquired	26	61	13
Acquisition of investments, net	(255)	(695)	(579)
(1) In 2004, the negative cash flow effect on TTE is linked to the disposal of Thomson television business and the creation of TTE.

2006 FORM 20-F - THOMSON GROUP - F-81

Back to contents

(b) Purchase of treasury shares and others

This caption corresponds to the conversion of BASA in 2006. In 2005, it includes a value added tax reimbursement on capital increase fees for €9 million.

(c) Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson now routinely factors certain trade accounts receivable in Europe and North America. Thomson sold trade receivables in its continuing operations without recourse in 2006 for an amount of €186 million (see Note 12 for receivables on discontinued operations).

(d) Net operating cash generated from continuing activities

In 2006, the €533 million positive operating cash flow from continuing activity has been adversely impacted during 2006 by a cash out of €46 million in the Displays and CE partnership segment which was mainly caused by the settlements agreed upon with TTE and TCL linked to the TV exit, which are non-recurring, and did not qualify under IFRS 5 to discontinued classification.

(e) Net cash used in discontinued operations

In 2006, the cash outflow related to discontinued operations amounts to €275 million. In 2005, the cash outflow related to discontinued operations amounts to €344 million (of which €342 million from operating activities). This cash outflow is net of cash received for the sale of Thomson’s Tubes activities and related technologies to Videocon for a consideration of €223 million which was immediately reinvested into Videocon Industries shares for an amount of €240 million. In 2005, the net financing cash used in discontinued operations is net of financing provided by the parent company for repayment of financial debt prior to disposal.

35 Contractual obligations and other commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2006 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. They include mainly performance guarantees, in particular for the play-out activity and long-term contracts related to the Broadcast activity.

In the normal course of its activity, the Services segment may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

No material commitment is omitted in this Note, in accordance with IFRS.

2006 FORM 20-F - THOMSON GROUP - F-82

Back to contents

Contractual obligations and commercial commitments		Amount of commitments by maturity
(in € millions)	December 31, 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years
Unconditional future payments
On balance sheet obligations:
Financial debt excluding finance leases(1)	2,603	1,274	104	588	637
Finance leases(2)	66	2	19	23	22
Payables on acquisition and disposal of companies	13	13	-	-	-
Off balance sheet obligations:
Operating leases(3)	507	96	152	106	153
Purchase obligations(4)	152	105	34	13	-
Other unconditional future payments(5)	57	48	8	1	-
TOTAL UNCONDITIONAL FUTURE PAYMENTS(*)	3,398	1,538	317	731	812
Conditional future payments
Off balance sheet obligations:
Guarantees given(6)	126	107	1	1	17
Standby letters of credit(7)	42	42	-	-	-
Other conditional future payments(8)	73	24	23	10	16
TOTAL CONDITIONAL FUTURE PAYMENTS(*)	241	173	24	11	33

(*)

“Total Unconditional future payments” and “Total Conditional future payments” as of December 31, 2005 amounted respectively to €3,358 million and €516 million on continuing operations.

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Services segment (€36 million in Mexico and €18 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for €65 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for €45 million.

(5)

Other unconditional future payments relate in particular to i) Film Laboratory and Post Production Services agreements, ii) general sponsoring agreements entered into in the US and iii) other contractual advances.

(6)

These guarantees comprise:

– guarantees given for disposal of assets for €64 million;

– guarantees for customs duties and legal court proceedings for €37 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period;

– various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favor of US employer insurance companies for €27 million.

(8)

Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

Additional information:

– guarantees and commitments received amount to €26 million as of December 31, 2006;

– the above table is only related to continuing operations. Contractual obligations and commercial commitments on discontinued operations, unconditional and conditional, amount to €20 million and to €24 million respectively as of December 31, 2006.

2006 FORM 20-F - THOMSON GROUP - F-83

Back to contents

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:

•

forward exchange contracts, swaps and options and metal hedging contracts: for their related cash inflow and outflow amounts;

•

interest rate swaps: for the underlying nominal debt amounts.

(in € millions)	December 31, 2006
Currency swaps	895
Forward exchange contracts	546
Interest rate swaps	822
Metals hedging contracts	11
Foreign exchange options	167
TOTAL COMMITMENTS GIVEN	2,441
Currency swaps	899
Forward exchange contracts	539
Interest rate swaps	822
Metals hedging contracts	11
Foreign exchange options	167
TOTAL COMMITMENTS RECEIVED	2,438

Operating leases

Commitments related to future minimum and non-cancelable lease payments are detailed below:

(in € millions)	December 31, 2006(1)
2007	96
2008	84
2009	68
2010	59
2011	47
After 5 years	153
TOTAL MINIMUM FUTURE LEASE PAYMENTS	507
Future lease payments commitments received (2)	(66)
NET VALUE OF FUTURE LEASE COMMITMENTS	441
(1) Minimum operating lease payments shown are not discounted. (2) Includes mainly operating lease payments from customers of our Network Services activities within the Services segment.

The main operating leases relate to the office buildings in Boulogne and Indianapolis:

•

the office building located in Boulogne-Billancourt, France was sold for €91 million (€89 million net of costs) on February 29, 2000. The building was leased back from the purchaser until 2009;

•

the US. office building (administration and technical services buildings) was sold in March 2000 for €57 million net of costs. The building was leased back from the purchaser for a twelve-year period.

The operating lease expense of the Group in 2006 was €93 million.

2006 FORM 20-F - THOMSON GROUP - F-84

Back to contents

36 Contingencies

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and it can be reasonably estimated.

Significant pending legal matters include the following:

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A. (“Videocolor”), which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to €31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favorable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of €1 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4 million and (ii) tax penalties amounting to €4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003 before the court of Latina, and Videocolor S.p.A. challenged this appeal on June 25, 2004. The judgment published on November 20, 2006, was partially positive for Videocolor, as the court confirmed an assessment amounting to €2 million, including penalties. The company is currently checking the possibility to appeal the sentence before the Supreme Court, as this assessment is not based on the OECD principle on transfer prices.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3 million and €2 million, respectively and (ii) tax penalties amounting to €3 million and €2 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision, on December 12, 2005 before the court of Latina, and Videocolor S.p.A. challenged this appeal on February 10, 2006.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €0.1 million and (ii) penalties amounting to €0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

On a global basis, if the 1995 assessment as per the November 20, 2006 decision is applied to the whole period 1995 to 1998, the maximum risk, including penalties, would amount to €2 million.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Thomson Multimedia Sales Italy

On May 24, 2006, the “Guardia di Finanza” concluded a global tax verification on Thomson Multimedia Sales Italy related to 2003 and issued an assessment challenging (i) some deductions, (ii) the tax benefits of a legal entities reorganization and (iii) the recovery of VAT on sales commissions. The “Guardia di Finanza” also considered that, for the period 2003-2005, Thomson Multimedia Sales Europe (a French entity) had a permanent establishment in Italy.

In order to review the potential “tax benefits of the legal entities reorganization”, the Lazio Regional Tax Office performed an audit of Videocolor for the fiscal years 2003 and 2004. The Tax office report dated January 31, 2007 did not include any assessment on this legal entities reorganization.

2006 FORM 20-F - THOMSON GROUP - F-85

Back to contents

Thomson is convinced of its substantially regular and correct postings and procedures.

Brazilian tax litigation

Brazilian Tax Authorities have assessed Thomson Tubes Components (Belo Horizonte) LTDA for the non payment of the Social Contribution on Profit (“CSSL”) for a total amount of 29.3 million of reals (around €10 million) from 1994 to 2003, despite the fact that, in 1991 and 1997, a Court gave the right to Thomson not to pay CSSL as the CSSL violated the Federal Constitution. Thomson believes it has correctly applied the Brazilian tax law and strongly disputes the grounds for this assessment. As the buyer of Thomson Tubes Components (Belo Horizonte) LTDA took over the whole risk, this issue is now closed for Thomson.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc., Thomson, Inc. and Echostar Communications Corporation alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit. Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field. A bench trial occurred on this issue in March 2007.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. This claim, which is not an admission of liability, is under review by the European Commission. Thomson believes that it has correctly declared and paid duty on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instructions on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€56 million at December 31, 2006 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. On May 12, 2006 TCETVT filed its first Defense Statement again attacking the Plaintiffs’ failure to comply with the procedural requirements. The Association has filed a response, and TCETVT has prepared its second Defense Statement.

2006 FORM 20-F - THOMSON GROUP - F-86

Back to contents

Parental Guide of Texas, Inc.

On February 7, 2003, Parental Guide of Texas, Inc. filed suit against Thomson, Inc. in the U.S. District Court for the Eastern District of Texas alleging that Thomson, Inc. was in breach of a release and license agreement the parties had previously entered into in October 2002. In January 2005, the Court issued an order and final judgment in favor of Thomson, Inc. which Parental Guide of Texas, Inc. appealed unsuccessfully on April 21, 2006. The matter is now final.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation (“Pegasus”) and Personalized Media Communications, L.L.C. (“PMC”) filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

The USPTO has now issued initial office actions on all seven patents rejecting almost all of the claims asserted in the litigation as unpatentable. Pegagus and PMC have filed a Notice of Appeal in the re-examination proceedings with respect to each of the seven patents. Pegagus and PMC have filed appeal briefs in the re-examination proceedings with respect to four of the patents, with the remaining three appeal briefs due in early 2007.

Metabyte, Inc., and Vivek Mehta v. Canal+ Technologies SA

In October 2002, Metabyte, Inc. (“MNI”) and Vivek Mehta (the “plaintiffs”) filed suit against Canal+ Technologies (an entity subsequently acquired by Thomson) alleging breach of a 2001 Put Option Agreement whereby MNI’ shareholders could oblige Canal+ Technologies to buy back their shares. The matter proceeded to trial in June 2005, resulting in a verdict in favor of Canal+ Technologies. Plaintiffs initiated an appeal of the unfavorable jury verdict, but dismissed the appeal with prejudice on September 7, 2006 in exchange for Thomson’s agreement to waive recovery of costs awarded in connection with the litigation. The matter is now final.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling to the U.S. Federal Circuit Court of Appeals. On April 20, 2006, the parties reached an agreement in principle settling all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

2006 FORM 20-F - THOMSON GROUP - F-87

Back to contents

Thomson, Inc. v. Praxair

After closure of the Circleville, Ohio glass manufacturing facility in March 2004, Thomson Inc, and Praxair engaged in protracted litigation pertaining to a 15-year oxygen supply agreement the parties had entered into in 1996. After a June 9, 2006 jury verdict which Praxair initially appealed, the parties entered into a mutual general release and settlement agreement fully resolving all claims which were the subject of the lawsuit.

Compression Labs, Inc. v. Adobe Systems, et al.

In April 2004, Compression Labs (“CLI”) filed suit against Thomson, Inc. and 27 other companies in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of U.S. patent No. 4,698,672 which relates to a method and apparatus for processing signals used in video compression systems including the JPEG standard. On October 5, 2006, the parties entered into a patent license and settlement agreement fully resolving all claims which were the subject of the lawsuit.

STV Asia, LTD. v. Premier Retail Network

On March 2, 2006 STV Asia, LTD. (“STV”) filed suit in the U.S. District Court for the Northern District of California against Premier Retail Networks (“PRN”), Thomson subsidiary since August 2005, alleging that PRN’s “in store media network” infringes two U.S. patents allegedly owned by STV. In February 2007 the Court issued a claim construction ruling in the case which has resulted in the parties agreeing to conduct a mediation/settlement conference in April 2007.

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

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation on affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

2006 FORM 20-F - THOMSON GROUP - F-88

Back to contents

37 Related party transactions

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(in € millions)	2006	2005	2004
Balance sheet items
Trade receivables
TCL Multimedia (1)	24	13	106
Other related parties
- France Telecom and its subsidiaries	8	55	9
- Microsoft Corporation and its subsidiaries	17	17	10
- DIRECTV and its subsidiaries (“DIRECTV”) (2)	N/A	N/A	35
Loan receivable
TCL Multimedia (1)	36	57	99
Financial debt and liability
Other related parties
- Silver Lake Partners (nominal amount) (3)	(380)	(422)	(367)
Income statement items
Revenues
TCL Multimedia (1)	76	355	365
Other related parties
- France Telecom and its subsidiaries	223	153	41
- Microsoft Corporation and its subsidiaries	101	49	77
- DIRECTV and its subsidiaries (“DIRECTV”) (2)	N/A	N/A	374
Finance costs – net
TCL Multimedia (1)	-	3	4
Other related parties
- Silver Lake Partners (3)	(14)	61	N/A
- Carlton Communications Plc and its subsidiaries (“Carlton”) (2)	N/A	N/A	(3)

(1)

Corresponds mainly to TCL Multimedia and its subsidiaries (including TTE): Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (TCL Multimedia), which is listed on the Hong Kong Stock Exchange and is the parent company of TTE and TCL Corporation to facilitate TTE’s evolution in Europe, secure a continuation of activities at Thomson’s Angers factory and resolve certain issues Thomson had under the existing contractual framework. Among other items, this agreement provided for the termination of TTE’s right to use the “Thomson®” trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to cancel the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 per cent of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale Thomson’s interest in TCL Multimedia is therefore no longer accounted for under the equity method as Thomson has no significant influence anymore. As of December 31, 2006, the remaining interest is classified as available-for-sale financial asset and the Group determines that TCL Multimedia ceased to be a Thomson related party from November 3, 2006.

In addition, in the ordinary course of business, Thomson provided over 2004, 2005 and until October 2006 various products and services to TCL Multimedia. These products and services comprised cathode ray tubes, televisions manufactured on a sub-contractual basis by Thomson’s Angers facility, licenses of certain Thomson patents and trademarks, certain marketing and distribution services and a receivable purchase and sale agreement of certain TTE’s receivable. We disclose related parties transactions with TCL Multimedia until December 31, 2006.

(2)

Since January 1, 2005 DIRECTV and Carlton have ceased to be related parties to Thomson and, therefore, from this date transactions with these third parties are not disclosed.

(3)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC (see Note 25.2). As of December 31, 2006, 2005 and 2004, Thomson has a financial debt toward SLP amounting to €380 million (U.S.$500 million), €422 million (U.S.$500 million) and €367 million (U.S.$500 million), respectively (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of €346 million, €376 million and €320 million as of December 31, 2006, 2005 and as of January 1, 2005, respectively (excluding second half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to €38 million, €46 million and €122 million as of December 31, 2006, 2005 and January 1, 2005, respectively. Change in fair value of the derivative instrument is charged to finance costs of the Group (see Note 4). For the period ended December 31, 2006 and 2005, Thomson recognized financial income of €6 million and €83 million (including exchange gain and loss). For the years ended December 31, 2006, 2005 and 2004, Thomson incurred financial expenses in an amount of €12 million, €13 million and €3 million, respectively, toward SLP. For the period ended December 31, 2006, 2005 and 2004, Thomson incurred also other operating expenses in an amount of €2 million, €2 million and €1 million, respectively, toward SLP.

2006 FORM 20-F - THOMSON GROUP - F-89

Back to contents

Other transactions with related parties

In the context of the acquisition of 25% of the share capital of ContentGuard (see Note 6) completed on March 14, 2005, Thomson acquired 2,365,261 shares from Microsoft for a consideration price of U.S.$12 million. After this acquisition, Thomson, Microsoft and Time Warner share the control of ContentGuard with each a 33% control interest.

Microsoft, Canopus Co., Ltd. (“Canopus”), Canopus Corporation, Thomson Japan, K.K. and Thomson entered into an agreement, effective November 30, 2005, in connection with the impact on a technology license agreement between Canopus and Microsoft of the acquisition by a subsidiary of Thomson of more than 50% of the shares of Canopus.

On June 24, 2004, Thomson acquired the HNS set-top box manufacturing business of Hughes Network Systems (the manufacturing activity of DIRECTV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes.

Key Management Personnel Compensation

Compensation expenses paid to board members have been approved by our Shareholders Meetings held on May 7, 2004 and November 10, 2002. Compensation payments to board members in 2006, 2005 and 2004 for Board Meetings held in 2005, 2004 and 2003 amounted to €355,500, €450,000 and €313,000, respectively.

Compensation expenses paid to members of our executive committee, who are or were concerned during the periods ended respectively December 31, 2006, 2005 and 2004 are shown in the table below:

(in € millions)	2006	2005	2004
Short term employee benefits	13	13	13
Post-employments benefits	-	1	1
Termination benefits(*)	-	-	2
Share-based payment	5	3	1
TOTAL	18	17	17

(*)

Following the decision of the Board of Directors Meeting held in October 2002, subsequently approved by the Shareholders Meeting held on May 2003, Charles Dehelly has been paid termination benefits amounting to €1,515,315, together with a €422,913 benefits payment related to its six months notice period.

38 Subsequent events

•

Thomson signed a long-term contract with ITV plc, the leading commercial broadcaster in the UK, on December 18, 2006 to transmit its six existing channels, including ITV1. The operations transferred with effect from January 2, 2007 with the assets, staff and corresponding risk and rewards being assumed by Thomson from that date.

•

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. outside of Europe with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007.

•

On January 11, 2007 Thomson acquired the minority interests in Technicolor Universal Media Services LLC of America. The acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions of 15%. The company is fully consolidated from June 25, 2002 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of around €12 million as of December 31, 2006.

•

On January 16, 2007 Thomson finalized the acquisition of the 22% minority interest of Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.). The acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company is fully consolidated from October 27, 2004 and the optional amount due to the minority shareholders was recorded as a debt at an estimated amount of €3 million as of December 31, 2006.

•

On February 13, 2007, Thomson acquired 51% interest in Paprikaas Interactive Services Pty Limited, a leading Indian animation and gaming cinematics firm.

2006 FORM 20-F - THOMSON GROUP - F-90

Back to contents

39 List of main consolidated subsidiaries

The following is a list of the principal consolidated holding entities and subsidiaries (with 2006 revenues above €30 million or 2006 net equity above €20 million):

	% share held by Thomson(% rounded to one decimal)
Company (country)	December 31, 2006	December 31, 2005	December 31, 2004
1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)46 quai Le Gallo – 92100 Boulogne Billancourt – France		Parent company
ATLINKS Communications Canada, Inc. (Canada)	100.0	100.0	100.0
Thomson Asia ldt. (Hong Kong) (Formerly ATLINKS Hong Kong Ltd.)	100.0	100.0	100.0
ATLINKS USA, Inc. (US)	100.0	100.0	100.0
Comercializadora de Productos Electronicos del Norte, SA de C.V. (Mexico)	100.0	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/Thomson Broadcast & Media Solutions GmbH)	100.0	100.0	100.0
Grass Valley France SA (France) (formerly Thomson Broadcast Systems SA/Thomson Broadcast & Media Solutions SA)	100.0	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./Thomson Broadcast & Media Solutions Ltd.)	100.0	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0	100.0
S.M. Electronics (Germany)	100.0	100.0	-
Société Française d’Investissement et d’Arbitrage - Sofia (France)	100.0	100.0	100.0
Société Tonnerroise d’Electronique Industrielle - STELI (France)	(*)	100.0	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Broadcast & Multimedia SA (France) (formerly Thales Broadcast & Multimedia SA)	100.0	100.0	-
Thomson Broadcast & Multimedia, Inc. (US) (formerly Thales Broadcast & Multimedia, Inc.)	100.0	100.0	-
Thomson Broadcast & Multimedia A.G. (Switzerland) (formerly Thales Broadcast & Multimedia A.G.)	100.0	100.0	-
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson Consumer Electronics International SA (France)	100.0	100.0	100.0
Thomson Genlis SA (France) (Formerly GALLO 1)	100.0	100.0	100.0
Deutsche Thomson O.H.G. (Germany) (formerly Thomson Holding Germany GmbH & Co O.H.G.)	100.0	100.0	100.0
Thomson Holding Italy S.p.A. (Italy)	100.0	100.0	-
Thomson Licensing, Inc. (US)	100.0	100.0	100.0
Thomson Licensing (France)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson, Inc. (US)	100.0	100.0	100.0

2006 FORM 20-F - THOMSON GROUP - F-91

Back to contents

	% share held by Thomson(% rounded to one decimal)
Company (country)	December 31, 2006	December 31, 2005	December 31, 2004
Thomson multimedia Ltd. (Canada)	100.0	100.0	100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson multimedia Sales International SAS (France)	100.0	100.0	100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0	100.0
Thomson Optical Components Ltd. (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany)	100.0	100.0	100.0
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson Silicon Components SAS. (France) (formerly Gallo 17 SAS.)	100.0	100.0	100.0
Thomson Telecom España SA (Spain)	100.0	100.0	100.0
Thomson Telecom SA (France)	100.0	100.0	100.0
Thomson Angers (France) (formerly Thomson Television Angers)	100.0	100.0	100.0
Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España SA (Spain)	100.0	100.0	100.0
Thomson Vertriebs GmbH (Germany)	100.0	-	-
Consolidated Film Industries, LLC (US)	100.0	100.0	100.0
Convergent Media Systems Corp. (US)	100.0	-	-
Gallo 8 SAS. (France)	100.0	100.0	100.0
Nimbus Manufacturing (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Premier Retail Network, Inc. (US)	100.0	100.0	-
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services USA, Inc. (US)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (US)	100.0	100.0	100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0	100.0	100.0
Technicolor Europe Ltd. (United Kingdom)	100.0	100.0	-
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0	100.0	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Holdings, Inc. (US)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd.)	77.6	77.6	77.6
Technicolor Pty Ltd. (Australia)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, SA de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0	100.0

2006 FORM 20-F - THOMSON GROUP - F-92

Back to contents

	% share held by Thomson(% rounded to one decimal)
Company (country)	December 31, 2006	December 31, 2005	December 31, 2004
Technicolor, Inc. (US)	100.0	100.0	100.0
Technicolor Universal Media Services LLC of America (US)	74.5	75.3	74.9
The Moving Picture Company Limited (United Kingdom)	100.0	100.0	100.0
2) Consolidated by pro rata method
ContentGuard Holdings, Inc. (US)	25.2	25.2	-
Nagra Thomson Licensing (France) (formerly Canal+ Technologies SA)	50.0	50.0	50.0
Screenvision Holdings, Inc. (US) (formerly Technicolor Screen Advertising, Inc.)	50.0	50.0	50.0
Technicolor Cinema Advertising LLC (US)	50.0	50.0	50.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0	50.0
Screenvision France SAS. (France) (formerly Circuit A SAS)	50.0	50.0	50.0
3) Accounted for under the equity method
CTE El Athir (Tunisia)	30.0	30.0	30.0
Easyplug SAS. (France)	50.0	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0	50.0
Techfund Capital Europe (France)	20.0	20.0	20.0
TCL Multimedia Technology Holding Ltd.	(**)	29.3	-
(*) Entity merged into an other. (**) TCL Multimedia is no longer accounted for under the equity method and classified in 2006 as “available-for-sale financial asset” (See Note 17).

2006 FORM 20-F - THOMSON GROUP - F-93

Back to contents

40 U.S. GAAP reconciliation

40.1 Summary of U.S. GAAP reconciling items impacting consolidated net income and shareholders’ equity

		For years ended December 31,
(in € millions)		2006	2005	2004
Net income (loss) as reported in Consolidated Financial Statements under IFRS		55	(573)	(561)
	Less: minority interests	-	(1)	2
Net income (loss) attributable to equity holders in Consolidated Financial Statements under IFRS		55	(574)	(559)
a)	Share-based payments	(6)	7	(3)
b)	Development costs	(45)	(46)	(16)
c)	Convertible debt and other debts	(29)	17	(85)
d)	Pension and other post employment benefits	(163)	(19)	12
f)	Restructuring provision	19	(6)	6
g)	Recognition of non-contingent part of certain guarantees given	4	(4)	4
h)	Sale-and-leaseback transactions	(6)	5	5
i)	Long-term payables	(1)	(2)	(1)
j)	Hedging activities and other financial instruments	-	(11)	5
k)	Change in accounting principle	-	-	(43)
l)	Business combinations	-	(53)	(8)
m)	Cumulative translation adjustment	(6)	(34)	-
n)	Deemed costs - recognition of certain long lived assets at fair value	-	-	(11)
	Other	1	(1)	6
o)	Deferred tax	(22)	-	(7)
Net loss under U.S. GAAP		(199)	(721)	(695)
Impacts to our consolidated statement of operations of reconciling items except l) are before tax; tax effects are included in o) Deferred tax.

2006 FORM 20-F - THOMSON GROUP - F-94

Back to contents

		As of December 31,
(in € millions)		2006	2005	2004
Equity as reported in Consolidated Financial Statements under IFRS		2,119	2,216	2,493
	Less: minority interests	(7)	(7)	(18)
Equity attributable to equity holders as reported in Consolidated Financial Statements under IFRS		2,112	2,209	2,475
b)	Development costs	(127)	(84)	(34)
c)	Convertible debt and other debts	(500)	(500)	(85)
d)	Pension and other post employment benefits	6	149	115
e)	Commitment to purchase minority interests and future earn out payment	-	-	-
f)	Restructuring provision	(46)	(71)	(60)
g)	Recognition of non-contingent part of certain guarantees given	-	(4)	-
h)	Sale-and-leaseback transactions	(11)	(4)	(8)
i)	Long-term payables	(3)	(3)	(1)
j)	Hedging activities and other financial instruments	10	8	-
l)	Business combinations	43	61	102
n)	Deemed costs - recognition of certain long lived assets at fair value	5	6	6
	Other	5	9	3
o)	Deferred tax	(26)	(5)	(21)
Shareholders’ equity under U.S. GAAP		1,468	1,771	2,492
Impacts to our shareholders’ equity of reconciling items except l) are before tax; tax effects are included in o) Deferred tax

40.2 Differences between Accounting Principles followed by Thomson and Generally Accepted Accounting Principles in the United States (U.S. GAAP)

Thomson prepares its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (“IFRS”). Its main accounting policies are disclosed in Note 2 to the consolidated financial statements. The significant differences between Thomson’s accounting policies and U.S. GAAP are described in this note.

(a) Share-based payments

Under IFRS equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as a compensation expense over the vesting period of the plans, based on the Group’s estimate of the number of options that will vest.

In addition, as permitted by IFRS 1, Thomson has opted to exclude all stock options plans granted before November 7, 2002 and fully vested before January 1, 2005 from the application of IFRS 2, and as such, these options are accounted for by Thomson using a provision of French GAAP that allows for no recognition of compensation expense. As a result, the first time application exception was applied to stock options plans 1, 2 and part of plan 3, the BASA plan, the first award of TTE retention plan and employee offerings (Note 29).

For share-based payments that are cash-settled, a liability equal to the portion of the goods or services received is recognized at fair value and re-measured at each balance sheet date.

Until December 31, 2005 under U.S. GAAP, all stock options plans were (except TTE retention plan) accounted for by Thomson using the intrinsic value as prescribed by APB 25 “Accounting for Stock issued to Employees”. When stock option plans were amended, which occurred in connection with the public tender offer made by Thomson in September 2004, U.S. GAAP required accounting based on the incremental intrinsic value of the options granted, with subsequent re-measurement at each balance sheet date of the then determined intrinsic value, with changes being recorded through the statement of operations.

2006 FORM 20-F - THOMSON GROUP - F-95

Back to contents

Under U.S. GAAP, compensation expense for awards with graded vesting schedule is recognized as it would be if awards are viewed as several separate awards. For options granted to non-employees, Thomson accounts for compensation expense based on fair value measurement with subsequent changes in fair value being recorded in the statement of operations until the end of the vesting period.

Thomson adopted FAS 123 (R) “Share-Based Payment” for the period beginning January 1, 2006 (“the effective date”). In accordance with the transition application of FAS 123 (R) Thomson applied the modified prospective application method and recognizes compensation cost on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under proforma disclosure requirement of FAS 123. Thomson did not elect to apply for the retrospective application for prior periods presented. For awards granted after the effective date, Thomson applies FAS 123 (R) and recognizes compensation cost based on the grant-date fair value.

As a result, the statement of operations impacts related to share-based payment may differ between IFRS and U.S. GAAP as follows:

	IFRS				U.S. GAAP
(in € millions)	Method of accounting	Compensation expense			Method of accounting		Compensation expense
	2006, 2005 and 2004	2006	2005	2004	2006	2005 and 2004	2006	2005	2004
Plan 1 (1)	n/a	n/a	n/a	n/a	n/a	Intrinsic value	-	-	-
Plan 2 (1)	n/a	n/a	n/a	n/a	n/a	Intrinsic value	-	-	-
Plan 3 (1)	Fair value	(5)	(5)	(2)	Fair value	Intrinsic value (partly variable accounting)	(11)	(2)	(1)
Plan 4	Fair value	(1)	(1)	n/a	Fair value	Intrinsic value	(1)	-	n/a
Plan 5	Fair value	(3)	-	n/a	Fair value	Intrinsic value	(3)	-	n/a
Plan 6	Fair value	(1)	n/a	n/a	Fair value	n/a	(1)	n/a	n/a
TTE retention plan (1)	Fair value	(1)	(2)	(1)	Fair value	Fair value	(1)	(3)	(4)
BASA plan (1)	n/a	n/a	n/a	n/a	n/a	Intrinsic value	n/a	-	-
Inventel/Cirpack	Fair value	(2)	(4)	n/a	Fair value	Intrinsic value	(2)	-	n/a
Employee offering (1)	n/a	n/a	n/a	n/a	Fair value	Intrinsic value	n/a	-	(1)
TOTAL		(13)	(12)	(3)			(19)	(5)	(6)

(1)

Stock option plans scoped out under IFRS because granted before November 7, 2002 and fully vested as of January 1, 2005 (1st award of TTE retention plan granted and fully vested in 2004 and rollover of plan 1 and 2 into plan 3 are scoped out).

2006 FORM 20-F - THOMSON GROUP - F-96

Back to contents

Had the compensation cost for stock options awarded under these plans been determined based on the fair value at the date of grant consistent with the methodology of SFAS 123 “Accounting for Stock-Based Compensation” for years ended December 31, 2005 and 2004, Thomson’s net loss and basic and diluted earnings per share would have reflected the following pro forma amounts:

	For years ended December 31,
(in € millions except earning per share in € per share)	2005	2004
U.S. GAAP net loss available to common shareholders (Note 40.3.2):
- for basic earning per share calculation	(721)	(695)
- for diluted earning per share calculation	(793)	(711)
Basic loss per share	(2.70)	(2.54)
Diluted loss per share	(2.70)	(2.38)
Add back: stock-based employee compensation expense included in reported net income net of related tax effects	5	6
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(18)	(25)
Pro forma U.S. GAAP net loss available to common shareholders:
- for basic earning per share calculation	(734)	(714)
- for diluted earning per share calculation	(806)	(730)
Pro forma basic loss per share	(2.75)	(2.61)
Pro forma diluted loss per share	(2.74)	(2.44)

The weighted-average grant-date fair values of equity options granted during the period were €3.2, €4.1 and €6.5 for years ended December 31, 2006, 2005 and 2004, respectively.

The total intrinsic value of options exercised during the period were €3 million, nil and €3 million for years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, the aggregate intrinsic value for outstanding options amounts to €8 million (of which nil for options currently exercisable). The total compensation cost related to nonvested awards not yet recognized amounts to €26 million, for a weighted-average period of 2 years over which such cost is expected to be recognized. During year ended December 31, 2006 the only options exercised was the TTE retention plan (3rd award) and no cash was received by Thomson (exercise price was zero).

(b) Development costs

Under IFRS, development projects are capitalized and recognized as intangible assets at costs when certain criteria are met (IAS 38 “Intangible Assets”), otherwise such costs are expensed as incurred.

Under U.S. GAAP, capitalization of development costs is prohibited (SFAS 2 “Accounting for Research and Development Costs”), unless they pertain to specific elements of internally developed computer software (SFAS 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”). In addition in-process research and development recognized as an identifiable asset in a business combination under IFRS is measured and expensed in the period the purchase price allocation is completed under U.S. GAAP.

As a result, all costs incurred related to development projects that do not relate to internally developed computer software and that have been capitalized under IFRS have been expensed as incurred under U.S. GAAP. Amortization expenses recorded under IFRS are reversed under U.S. GAAP.

2006 FORM 20-F - THOMSON GROUP - F-97

Back to contents

The impacts of the above differences on the consolidated statements of operations and consolidated balance sheets are presented in the table below:

	December 31,
(in € millions)	2006	2005	2004
Statement of operations
Research and development expense that cannot be capitalized	(45)	(46)	(16)
Income tax	16	16	2
Loss from continuing operations	(29)	(30)	(14)
Profit (loss) from discontinued operations	-	-	-
Net loss	(29)	(30)	(14)
Balance sheet
Decrease of other intangible assets (gross value)	(202)	(125)	(55)
Increase of other intangible assets (acc. amortization)	75	41	21
Increase of non-current assets	34	18	2
Decrease of net equity (1)	(93)	(66)	(32)
(1) Of which €34 million, €18 million and €2 million of tax as of December 31, 2006, 2005 and 2004 respectively.

(c) Convertible debt and other debts

(i) Accounting for subordinated perpetual debt

Under IFRS as detailed in Note 23, our €500 million perpetual subordinated debt, issued in 2005, has been accounted in equity for the net value received of €492 million (issue price less offering discount and fees) because it meets the definition of equity as it is not redeemable and each annual interest is due to note holders only in the case Thomson’s annual shareholders’ meeting approves the payment of dividends or there have been share buybacks in the six months prior to the interest payment date. Under U.S. GAAP, this financial instrument does not meet the definition of equity and is classified as financial debt.

In addition, and mainly due to the different nature of the instrument under IFRS and U.S. GAAP, interest is recognized within equity as a payment of dividends under IFRS, whereas it is recognised as financial expense in the statement of operations under U.S. GAAP. Under IFRS, such interest is not considered as a liability until it is contractually due (i.e. if and when dividends of a fiscal year have been voted at the next year shareholders’ meeting or if Thomson purchased treasury shares six months prior to the interest payment due date). Under U.S. GAAP, as payment of interest is considered probable, interest is accrued during each period (regardless of whether or not the interest becomes contractually due as described above).

As a consequence, for the periods ended December 31, 2006 and 2005, Thomson has reported interest expense amounting to respectively €29 million and €8 million under U.S. GAAP (nil in 2004).

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

Before the application of IAS 39 from January 1, 2005 onwards, Thomson applied French GAAP for all financial instruments. Under French GAAP, conventional convertible debts were accounted for entirely as a financial debt at their nominal value, and interest calculated was based on the nominal rate.

Under U.S. GAAP, conventional convertible debt (i.e., all of Thomson’s convertible debt, except the bond issued to Silver Lake Partners LLC as further described in Note 25 to our consolidated financial statements) does not imply the recognition of an embedded derivative and no split accounting is required. Thomson’s conventional convertible debts are recognized on the balance sheet at their nominal values with interest expense determined based on nominal interest rate. Issuance costs are amortized using the effective interest method.

2006 FORM 20-F - THOMSON GROUP - F-98

Back to contents

As a consequence this difference decreases the financial expense of the Group under U.S. GAAP compared to IFRS by an amount of €1 million, €25 million and nil for the years ended December 31, 2006, 2005 and 2004, respectively.

(iii) Bonds convertible into shares or redeemable  in cash or in shares (bond issued to Silver Lake Partners LLC))

Before the application of IAS 32/39 from January 1, 2005 onwards, Thomson applied French GAAP for all financial instruments. Under French GAAP, convertible bonds are accounted for entirely as financial debt and issuance costs are accounted for as an asset and amortized over the debt term.

Under U.S. GAAP, since our subordinated bonds issued on September 16, 2004 are (i) redeemable in U.S. dollars or (ii) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares (the “Bonds“), the embedded conversion option feature has been bifurcated and accounted separately in long-term liabilities.

The conversion option feature and the debt component are recognized at fair value at inception. Subsequent changes of the fair value of the embedded derivative have been recorded as a financial income or expense in the consolidated statement of operations under U.S. GAAP.

The allocation of a portion of the proceeds of the bonds to the embedded derivative and issuance costs creates a discount on issuance which is being amortized to earnings over the life of the bonds under U.S. GAAP.

The accounting treatment under IAS 32/39 of bonds convertible into shares or redeemable in shares is similar to the U.S. GAAP treatment described above. As a result, since the first application of IAS 32/39, (starting January 1, 2005), no difference remains related to this particular financial instrument.

For the year ended December 31, 2004, under U.S. GAAP, the embedded conversion option feature bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. Subsequent changes in fair value and amortization of the discount required Thomson to recognize an additional non-cash financial expense amounting to €85 million for the year ended December 31, 2004 (nil in 2006 and 2005), compared to IFRS. Under IFRS, such amount has been recorded in equity as of January 1, 2005, in compliance with the transition application of IAS 32/39.

(iv) Costs of debt issuance classification

Under IFRS, the costs related to the issuance of debt is capitalized and amortized over the estimated useful life of the underlying financial instrument, while the debt is presented net of unamortized costs of issuance.

Under U.S. GAAP, costs of issuance are recognized as an asset and amortized over the estimated useful life of the underlying financial instrument, using the effective interest method.

As a result other non current assets and financial debt are increased by €8 million, €20 million and €10 million as of December 31, 2006, 2005 and 2004, respectively.

2006 FORM 20-F - THOMSON GROUP - F-99

Back to contents

The impacts of the above differences on our consolidated statement of operations and our consolidated balance sheets are shown in the table below:

	December 31,
(in € millions)	2006	2005	2004
Statement of operations
Financial result (1)	(29)	17	(85)
Income tax	-	3	-
Profit (loss) from continuing operations	(29)	20	(85)
Profit (loss) from discontinued operations	-	-	-
Net income (loss)	(29)	20	(85)
Balance sheet
Increase of other non current assets (issuance cost of debt)	16	20	10
Increase of debt	514	517	-
of which short term portion	8	8	-
Increase of other financial instruments	-	-	95
Decrease of net equity (2)	(498)	(497)	(85)

(1)

2004 financial expense has been recorded within equity as of January 1, 2005 under IFRS in compliance with the transition application of IAS 32/39.

(2)

Of which €2 million and €3 million of tax as of December 31, 2006 and 2005, respectively.

(d) Pension and other post-employment benefits

Differences between IFRS and U.S. GAAP accounting for pension and other post-employment benefits are mainly due to (i) the impact of the exception provided by IFRS 1 “First Time Adoption”, (ii) the additional minimum pension liability recognized under U.S. GAAP until December 31, 2006 that does not exist in IFRS, (iii) the option of IAS 19 “Employee Benefits”, as revised, to recognize actuarial gains or losses immediately against equity whereas they are amortized using the corridor method under U.S. GAAP and (iv) the adoption by Thomson of FAS 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006 under U.S. GAAP.

Under IFRS, following the transitional provisions of IFRS 1 “First Time Adoption”, the Group recognized all unrecognized actuarial gains and losses existing as of January 1, 2004 against equity. In addition, Thomson elected to apply the option of IAS 19, which allows the recognition of all actuarial gains and losses generated over the period against equity through the Statement of Recognised Income and Expense.

Under U.S. GAAP, Thomson adopted FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158)”, at the end of 2006. This statement requires employers to recognize in their balance sheets the funded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation. Employers must recognize the change in the funded status of the plan in the year in which the change occurs through Accumulated Other Comprehensive Income (“AOCI”). Therefore, actuarial gains and losses, prior service costs or credits, and any remaining transition assets of obligations that have not been recognized are recognized in Accumulated Other Comprehensive Income, net of tax effect, until they are amortized as a component of net periodic benefit cost. The adoption of FAS 158 had no impact on years prior to 2006, as retrospective application was not allowed.

Prior to the adoption of FAS 158, the Company accounted for its defined benefit post-retirement plans under FAS 87, “Employers Accounting for Pensions”, FAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and FAS 88 “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Under these statements, all IFRS impacts on equity were reversed, and the actuarial gains and losses, at the IFRS transition date and those created on subsequent years continued to be amortized over the employee’s remaining service period. In addition, the minimum liability adjustment was charged to other comprehensive income or intangible asset.

2006 FORM 20-F - THOMSON GROUP - F-100

Back to contents

The measurement date of the projected benefit obligation and the fair value of the plan assets is December 31, each year.

As mentioned in Note 27, the plan changes for the medical benefits, which occurred in 2006, have been treated as curtailments under IFRS with the corresponding gain recognized in the 2006 statement of operations (€167 million). Under U.S. GAAP, such plan changes have been treated (i) as a curtailment for the elimination of coverage before age 50 and (ii) as a negative plan amendment for the elimination of post 65 years old coverage and cost sharing increase. Related impacts have therefore been recorded (i) as a gain in the statement of operations for the curtailment impact (€18 million) and (ii) as unrecognized prior service cost for the negative plan amendment (€151 million, of which €4 million of gain is amortized in the statement of operations for year ended December 31, 2006;  the prior service cost being amortized under U.S. GAAP based on the remaining life expectancy of participants).

The net accruals as of December 31, 2006, 2005 and 2004 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	December 31, 2006			December 31, 2005			December 31, 2004
(in € millions)	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits
Net pension accrual under IFRS	(438)	(134)	(572)	(494)	(445)	(939)	(494)	(356)	(850)
Reclassification to other liabilities (1)	11	-	11	16	-	16	28	-	28
Curtailment difference (2)	(4)	-	(4)
Reimbursement right recognized as an asset	-	1	1	-	65	65	-	43	43
Unrecognized actuarial (gain) loss	n/a	n/a	n/a	145	138	283	114	111	225
Prior service costs	1	2	3	3	(16)	(13)	1	(15)	(14)
Minimum Liability Adjustment	n/a	n/a	n/a	(125)	-	(125)	(98)	-	(98)
Net pension accrual under U.S. GAAP before held for sale reclassification	(430)	(131)	(561)	(455)	(258)	(713)	(449)	(217)	(666)
Held for sale reclassification (3)	-	-	-	1	-	1	25	-	25
Net pension accrual under U.S. GAAP after held for sale reclassification	(430)	(131)	(561)	(454)	(258)	(712)	(424)	(217)	(641)

(1)

Corresponds to early retirement plans.

(2)

Non-specific voluntary termination offers not accepted at the balance sheet date are not taken into consideration for the determination of the curtailment under U.S. GAAP.

(3)

Corresponds to Anagni plant pension liabilities classified as held-for-sale under US GAAP as of December 31, 2004 (not under IFRS since IFRS 5 only applies from January 1, 2005 onwards).

The following table presents the incremental effects of applying FAS 158 as well as the change to the Minimum Liability Adjustment (MLA) as a result of the annual actuarial valuation associated with the benefit plans on Thomson’s consolidated balance sheet as of December 31, 2006 for all plans combined:

(in € millions)	Before FAS 158 application	FAS 158MLA reversal	OtherFAS 158 adjustment	After application of FAS 158
Intangible asset	2	(2)	-	-
Accrued pension liability	(629)	97	(29)	(561)
Accumulated Other Comprehensive Income– pension (Note 40.3.1)	719	(95)	29	653

2006 FORM 20-F - THOMSON GROUP - F-101

Back to contents

Additional disclosures in accordance with SFAS 132R and FAS 158 are as follows:

	December 31, 2006			December 31, 2005			December 31, 2004
(in € millions)	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits
Change in Benefit Obligation
Benefit Obligation at beginning of year	(663)	(366)	(1,029)	(646)	(298)	(944)	(707)	(436)	(1,143)
Reclassification of early retirement plans and jubilee awards under other reserves (1)	-	-	-	-	-	-	38	-	38
Service cost	(19)	(1)	(20)	(18)	(2)	(20)	(23)	(4)	(27)
Interest cost	(29)	(15)	(44)	(31)	(19)	(50)	(33)	(20)	(53)
Amendments	-	150	150	-	-	-	(3)	103	100
Business combinations	(6)	-	(6)	24	-	24	9	-	9
Plan participants contributions	(1)	(8)	(9)	(1)	(7)	(8)	(1)	(4)	(5)
Curtailment/Settlement	34	9	43	48	-	48	46	5	51
Actuarial (loss) gain	12	49	61	(45)	(12)	(57)	(27)	17	(10)
Benefits paid	36	24	60	30	22	52	37	19	56
Change in measurement date	-	-	-	12	(3)	9	-	-	-
Others (foreign currency translation)	19	27	46	(36)	(47)	(83)	18	22	40
Benefit Obligation at end of year	(617)	(131)	(748)	(663)	(366)	(1,029)	(646)	(298)	(944)
Change in Plan Assets
Fair value of plan assets at beginning of year	183	-	183	184	-	184	221	-	221
Actual return on plan assets	15	-	15	19	-	19	21	-	21
Thomson contribution	37	-	37	24	-	24	16	-	16
Plan participants contributions	1	-	1	1	-	1	1	-	1
Curtailment/Settlement	(27)	-	(27)	(45)	-	(45)	(55)	-	(55)
Business combinations	-	-	-	-	-	-	(2)	-	(2)
Benefits paid	(13)	-	(13)	(9)	-	(9)	(8)	-	(8)
Change in measurement date	-	-	-	(12)	-	(12)	-	-	-
Others (foreign currency translation)	(9)	-	(9)	21	-	21	(10)	-	(10)
Fair value of plan assets at end of year	187	-	187	183	-	183	184	-	184
Funded status of the plan	(430)	(131)	(561)	(480)	(366)	(846)	(462)	(298)	(760)
Unrecognized actuarial (gains) or losses (3)	n/a	n/a	n/a	145	138	283	114	110	224
Unrecognized actuarial prior service cost (3)	n/a	n/a	n/a	-	(30)	(30)	(3)	(29)	(32)
Unrecognized actuarial transition obligation (3)	n/a	n/a	n/a	-	-	-	-	-	-
(Accrued)/prepaid benefit cost (2)	(430)	(131)	(561)	(335)	(258)	(593)	(351)	(217)	(568)

(1)

Jubilee awards and early retirement plans are classified under “other liabilities”.

(2)

For each period presented above, no prepaid benefit cost is recognized at each balance sheet date.

(3)

No longer required as of December 31, 2006 since the application of FAS 158.

2006 FORM 20-F - THOMSON GROUP - F-102

Back to contents

Items not yet recognized as a component of net periodic benefit cost and accounted for in the accumulated other comprehensive income (Note 40.3.1) as of December 31, 2006 in accordance with FAS 158 are as follows:

(in € millions)	December 31, 2006
	Pension benefits	Other benefits	Total benefits
Unrecognized actuarial (gain)/losses	114	62	176
Unrecognized transition obligation	-	-	-
Unrecognized prior service cost (1)	1	(148)	(147)
TOTAL ITEMS RECOGNIZED THROUGH AOCI UNDER FAS 158	115	(86)	29
(1) Unrecognized prior service cost mainly relates to the negative medical plan amendment that occurred in 2006 (see below).

For the year ended December 31, 2007 amortization of actuarial gain/losses and prior service cost is expected to amount to €12 million and € (24) million, respectively.

For Thomson’s defined benefit pension plans, the benefit obligation and the accumulated benefit obligation were in excess of plan assets at December 31, 2006, 2005 and 2004. The accumulated benefit obligation (“ABO”) was equal to €582 million, €607 million and €614 million as of December 31, 2006, 2005 and 2004, respectively.

Amounts recognized in the consolidated balance sheet are as follows:

	December 31, 2006			December 31, 2005			December 31, 2004
(in € millions)	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits
Prepaid (Accrued) benefit cost	(430)	(131)	(561)	(335)	(258)	(593)	(351)	(217)	(568)
Minimum Liability Adjustment (MLA):
Included in other comprehensive income	n/a	n/a	n/a	(124)	-	(124)	(97)	-	(97)
Included in intangible asset	n/a	n/a	n/a	(1)	-	(1)	(1)	-	(1)
TOTAL MINIMUM LIABILITY ADJUSTMENT (1)	n/a	n/a	n/a	(125)	-	(125)	(98)	-	(98)
Accrued benefit liability (including MLA)	(430)	(131)	(561)	(460)	(258)	(718)	(449)	(217)	(666)
Prepaid benefit cost	-	-	-	-	-	-	-	-	-
Net amount accrued for under U.S. GAAP before held for sale reclassification	(430)	(131)	(561)	(460)	(258)	(718)	(449)	(217)	(666)
Held for sale reclassification	-	-	-	6	-	6	25	-	25
Net amount accrued for under U.S. GAAP after held for sale reclassification	(430)	(131)	(561)	(454)	(258)	(712)	(424)	(217)	(641)
(1) Since adoption of FAS 158 as of December 31, 2006, MLA is no longer required.

2006 FORM 20-F - THOMSON GROUP - F-103

Back to contents

Amounts recognized in the consolidated statement of operations are as follows:

	December 31, 2006			December 31, 2005			December 31, 2004
(in € millions)	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits	Pension benefits	Other benefits	Total benefits
Service cost	(19)	(1)	(20)	(18)	(2)	(20)	(23)	(4)	(27)
Expected interest cost	(29)	(15)	(44)	(31)	(19)	(50)	(33)	(20)	(53)
Expected return on plan assets	11	-	11	11	-	11	13	-	13
Amortization of unrecognized prior service cost	-	7	7	-	3	3	(1)	4	3
Amortization of actuarial net losses	(6)	(6)	(12)	(4)	(7)	(11)	(4)	(7)	(11)
Amortization of net transition obligation	-	-	-	-	-	-	(2)	-	(2)
Effect of curtailment/settlement	1	18 (1)	19	(4)	-	(4)	(15)	33	18
Net periodic benefit cost under U.S. GAAP	(42)	3	(39)	(46)	(25)	(71)	(65)	6	(59)
(1) Corresponds to the curtailment gain on medical plan occurred in 2006 (Note 27).

The following benefit payments, which reflect expected future services, are expected to be made for the next five years and the five years thereafter:

(in € millions)	Pension benefits	Other benefits	Total benefits
2007	61	17	78
2008	43	11	54
2009	43	10	53
2010	43	9	52
2011	38	9	47
5 years thereafter	257	40	296

(e) Commitment to purchase minority interests and future earn out payment

(i) Commitment to purchase minority interests

Under IFRS, as required by IAS 32/39, commitments to purchase minority interests are recognized as financial debt for the present value of the redemption amount under the put option. Consequently the related existing minority interest is reversed and the remaining balance is recorded in goodwill.

Such accounting treatment has been applied from January 1, 2005 onwards. Until that date, Thomson was applying the provision of French GAAP for all financial instruments and therefore accounted for such commitments as off-balance sheet items.

Under U.S. GAAP, except in limited circumstances as described in FAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, embedded put options to acquire minority interests are recognized as off balance sheet commitments. In other cases under U.S. GAAP, no liability should be recognized related to any commitment given unless it is probable that a liability exists.

As of December 31, 2006, 2005 and 2004, Thomson has a put option to acquire all of the remaining shares of one of its consolidated subsidiaries for which the put granted and the call received are not symmetric in terms of value or timing.

As a consequence under U.S. GAAP, minority interests on the balance sheet are increased by €5 million, while goodwill is decreased by €7 million and other debt is decreased by €12 million as of December 31, 2006 (respectively €8 million, €4 million and €12 million as of December 31, 2005) and nil as of December 31, 2004.

2006 FORM 20-F - THOMSON GROUP - F-104

Back to contents

(ii) Future earn out payment

Under IFRS, as required by IAS 37,  “Provisions, Contingent Liabilities and Contigent Assets” contingent consideration issued in a business combination is accounted as part of the consideration paid when the future payment is determined to be probable.

Under U.S. GAAP, FAS 141 “Business Combination” requires contingent consideration to be accounted for as an additional cost of the acquired entity when the contingency is resolved.

As of December 31, 2006 as part of one of its acquisition, Thomson may have to pay a contingent consideration and assessed that the payment of this future consideration was probable at the balance sheet date.

As a consequence under U.S. GAAP, goodwill on the balance sheet is decreased by €2 million and other debt is decreased by the same amount as of December 31, 2006.

(f) Restructuring provision

The Group applies the provisions of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” in order to assess restructuring liabilities at the closing date. This standard defines certain criteria to be met in order to provide for costs of a restructuring plan.

Under U.S. GAAP, criteria for recognizing a restructuring liability are more stringent than under IFRS, as U.S. GAAP provides additional criteria to recognize a liability in comparison with IAS 37. FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” requires that the communication of the benefit arrangement include sufficient detail to enable employees to determine the type and amount of benefits they will receive if their employment contracts are terminated.

In addition, FAS 146 requires the costs to terminate a contract to be provided for at the date the third party is notified of such decision or at the cease-use date in the case of a lease agreement. Under IFRS, the accrual is recorded at the announcement that the facility will be vacated.

Furthermore, the provisions of EITF 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” allow costs of a restructuring plan of an acquired entity to be charged against goodwill, when certain conditions are met. Under IFRS, no such restructuring plan costs are charged against goodwill, but they are expensed in the period the plan is announced.

The impact of U.S. GAAP adjustments related to restructuring provision is detailed as follows:

(in € millions)	December 31, 2005	Current year expense	Cash payments	Release of reserve to income	Change in scope of conso- lidation	Other	Held for sale change	December 31, 2006
IFRS restructuring reserve	54	154	(82)	(31)	-	(4)	29	120
Non specific voluntary termination offer not accepted at balance sheet date	(1)	(27)	-	-	-	(1)	-	(29)
Non specific involuntary termination arrangements	(3)	3	-	-	-	-	-	-
Future loss on non ceased contract	(1)	1	-	-	-	-	-	-
Cost to move inventory	(2)	(1)	3	-	-	-	-	-
Other adjustments including non eligible asset write-downs	2	(4)	1	2	-	(2)	-	(1)
TOTAL U.S. GAAP ADJUSTMENTS	(5)	(28)	4	2	-	(3)	-	(30)
Reclassification of asset write-downs	(1)	(2)	-	-	-	2	-	(1)
Reclassification to other cost of sales	-	(4)	-	-	-	4	-	-
TOTAL U.S. GAAP RECLASSIFICATIONS	(1)	(6)	-	-	-	6	-	(1)
U.S. GAAP restructuring reserve	48	120	(78)	(29)	-	(1)	29	89

2006 FORM 20-F - THOMSON GROUP - F-105

Back to contents

(in € millions)	December 31, 2005	Current year expense	Cash payments	Release of reserve to income	Change in scope of consolidation	Other	Held for sale change	December 31, 2006
Employee termination benefits	14	91	(58)	(11)	-	(6)	15	45
Other costs	34	29	(20)	(18)	-	5	14	44
U.S. GAAP RESTRUCTURING RESERVE	48	120	(78)	(29)	-	(1)	29	89

Reconciliation of restructuring expense is as follows:

	For the year ended December 31, 2006
(in € millions)	Restructuring charge	Impact on other captions of statement of operations	Net income impact
Restructuring expense under IFRS	(123)
U.S. GAAP restructuring adjustments (1)	26	-	26
U.S. GAAP reclassifications	6	(6)	-
Cash payment in 2006 not classified as restructuring expense under U.S. GAAP	-	(4)	(4)
Other	-	(3)	(3)
TOTAL IMPACT OF U.S. GAAP ADJUSTMENTS AND RECLASSIFICATIONS	32	(13)	19
Restructuring expense under U.S. GAAP	(91)
(1) Related adjustment mainly corresponds to restructuring plans for which voluntary termination offers not accepted at balance sheet date are not accrued as of December 31, 2006 under U.S. GAAP.

(in € millions)	December 31, 2004	Current year expense	Cash payments	Release of reserve to income	Change in scope of consolidation	Other	Held for sale	December 31, 2005

IFRS restructuring reserve	76	130	(92)	(17)	(17)	8	(34)	54
Non specific voluntary termination offer not accepted at balance sheet date	(2)	-	-	-	-	1	-	(1)
Non specific involuntary termination arrangements	(3)	(1)	-	-	-	1	-	(3)
Future loss on non ceased contract	(2)	2	-	-	-	(1)	-	(1)
Cost to move inventory	(1)	(1)	-	-	-	-	-	(2)
Reengineering and consulting costs	(1)	(3)	4	-	-	-	-	-
Other adjustments including non eligible asset write-downs	1	(4)	4	-	1	(1)	1	2
TOTAL U.S. GAAP ADJUSTMENTS	(8)	(7)	8	-	1	-	1	(5)
Reclassification of asset write-downs	(1)	(5)	-	3	-	2	-	(1)
Reclassification to other cost of sales	-	(1)	-	-	-	1	-	-
TOTAL U.S. GAAP RECLASSIFICATIONS	(1)	(6)	-	3	-	3	-	(1)
U.S. GAAP restructuring reserve	67	117	(84)	(14)	(16)	11	(33)	48

2006 FORM 20-F - THOMSON GROUP - F-106

Back to contents

(in € millions)	December 31, 2004	Current year expense	Cash payments	Release of reserve to income	Change in scope of consolidation	Other	Held for sale	December 31, 2005
Employee termination benefits	29	84	(58)	(13)	(18)	8	(18)	14
Other costs	38	33	(26)	(1)	2	3	(15)	34
U.S. GAAP RESTRUCTURING RESERVE	67	117	(84)	(14)	(16)	11	(33)	48

Reconciliation of restructuring expense is as follows:

	For the year ended December 31, 2005
(in € millions)	Restructuring charge	Impact on other captions of statement of operations	Net income impact
Restructuring expense under IFRS	(113)
U.S. GAAP restructuring adjustments	7	-	7
U.S. GAAP reclassifications	3	(3)	-
Cash payment in 2005 not classified as restructuring expense under U.S. GAAP	-	(8)	(8)
Change in scope - impact on capital loss (1)	-	(1)	(1)
Other	-	(4)	(4)
TOTAL IMPACT OF U.S. GAAP ADJUSTMENTS AND RECLASSIFICATIONS	10	(16)	(6)
Restructuring expense under U.S. GAAP	(103)
(1) Related change in scope adjustment corresponds to disposals.

(in € millions)	December 31, 2003	Current year expense	Cash payments	Release of reserve to income	Change in scope of consolidation	Other	Held for sale	December 31, 2004
IFRS restructuring reserve	95	820	(195)	(19)	2	(627)	-	76
Non specific voluntary termination offer not accepted at balance sheet date	(6)	4	-	-	-	-	-	(2)
Non specific involuntary termination offer	(1)	(2)	-	-	-	-	-	(3)
Futures losses on non ceased contract	(9)	(1)	2	-	6	-	-	(2)
Cost to move inventory	(1)	(1)	1	-	-	-	-	(1)
Reengineering or consulting costs	(1)	(5)	5	-	-	-	-	(1)
Marion SFAS 88 (1)	9	(9)	-	-	-	-	-	-
Other adjustment including non eligible asset write-downs	-	(5)	5	-	3	(2)	-	1
TOTAL U.S. GAAP ADJUSTMENTS	(9)	(19)	13	-	9	(2)	-	(8)
Curtailment on post employment reserve (2)	-	(43)	-	-	2	41	-	-
Reclassification of asset write-downs	(1)	(597)	-	-	(5)	602	-	(1)
Reclassification to other costs of sales	-	(11)	-	-	-	11	-	-
TOTAL U.S. GAAP RECLASSIFICATIONS	(1)	(651)	-	-	(3)	654	-	(1)
U.S. GAAP restructuring reserve	85	150	(182)	(19)	8	25	-	67

(1)

In accordance with the provision of FAS 88, Thomson recorded termination costs in 2003 upon its decision to close the Marion plant Line 3. Such costs were recognized in 2004 under IFRS.

(2)

Under IFRS, the effects of curtailments on post employment benefit obligations are recognized as restructuring expenses or income. Under U.S. GAAP those effects are reported as net periodic pension costs.

2006 FORM 20-F - THOMSON GROUP - F-107

Back to contents

(in € millions)	December 31, 2003	Current year expense	Cash payments	Release of reserve to income	Change in scope of consolidation	Other	Held for sale	December 31, 2004
Employee termination costs	74	98	(159)	(7)	4	19	-	29
Other costs	11	52	(23)	(12)	4	6	-	38
U.S. GAAP restructuring reserve	85	150	(182)	(19)	8	25	-	67

Reconciliation of restructuring expense is as follows:

	For the year ended December 31, 2004
(in € millions)	Restructuring charge	Impact on other captions of statement of operations	Net income impact
Restructuring expense under IFRS	(801)
U.S. GAAP restructuring adjustments	19	-	19
U.S. GAAP reclassifications	651	(651)	-
Cash payment in 2004 not classified as restructuring expense under U.S. GAAP	-	(13)	(13)
Change in scope - impact on capital gain (loss) (1)	-	-	-
TOTAL IMPACT OF U.S. GAAP ADJUSTMENTS AND RECLASSIFICATIONS	670	(664)	6
Restructuring expense under U.S. GAAP	(131)
(1) No impact on the statement of operations since the change in scope for the year 2004 only relates to business combinations.

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

Over the year ended December 31, 2005, Thomson entered into several disposals of business from our Display & CE Partnerships activity and made certain guarantees for payments in connection with these disposals. Such guarantees have been measured and recognized as a liability at fair value for €4 million. Such liability is then remeasured subsequent to its initial recognition over the period of the term of the guarantees.

These guarantees expired during the period ended December 31, 2006 and therefore the liability was reversed in the statement of operations under U.S. GAAP. As of December 31, 2006 no guarantee subject to FIN 45 measurement requires recognition as a liability.

2006 FORM 20-F - THOMSON GROUP - F-108

Back to contents

The impacts of the above differences on our consolidated statement of operations and our consolidated balance sheets are shown in the table below:

	December 31,
(in € millions)	2006	2005	2004
Statement of operations
Selling, administrative and other expenses	2	(2)	4
Income tax	-	-	-
Profit (loss) from continuing operations	2	(2)	4
Profit (loss) from discontinued operations	2	(2)	-
Net income (loss)	4	(4)	4
Balance sheet
Increase of other reserves	-	4	-
Decrease of net equity	-	(4)	-

(h) Sale-and-leaseback transactions

IFRS require the profit resulting from an operating sale-and-leaseback transaction to be recognized up-front when the sale is made at market conditions, whereas U.S. GAAP require it to be amortized over the period of the lease, except the gains that exceed the present value of the minimum future lease payments.

•

Thomson Inc. sold its U.S. corporate headquarters for €60 million (USD 58 million ; €57 million net of costs) in March 2000. The buildings were leased back from the purchaser over a period of twelve years; the resulting lease is accounted for as an operating lease. This sale-and-leaseback transaction was determined to be at arms-length market conditions, and therefore Thomson recognized under IFRS the resulting gain of €7 million as of December 31, 2000, while under U.S. GAAP the gain was deferred and amortized over the life of the lease, except the gain that exceeds the present value of the minimum future lease payments measured at disposal date. Thus, under U.S. GAAP, an annual gain of €1 million is recognized for each of the years ended December 31, 2006, 2005 and 2004, respectively. This implies an additional €1 million income under U.S. GAAP compared to IFRS.

•

Thomson sold its French headquarters located in Boulogne-Billancourt for €91 million in February 2000. The building was leased back from the purchaser for a period of six years under an operating lease. This transaction was determined to be at arms-length market conditions. Under IFRS, Thomson recognized a gain of €32 million corresponding to the difference between selling price and net book value. Under U.S. GAAP, the excess of such gain over the present value of the minimum future lease payments is recognized at the disposal date (€9 million), while the remaining amount has been deferred and amortized over the lease period for €1 million, €4 million and €4 million in each of the years ended December 31, 2006 and 2005 and 2004, respectively.

•

In 2006, Thomson realized two sales of its buildings located in Rennes and Madrid for €18 million and €8 million, respectively. The buildings were leased back from the purchaser for a period of six years for Rennes and seven years for Madrid under two operating leases. These transactions were realized at arms-length market conditions. Under IFRS, Thomson recognized a gain of respectively €12 million and €2 million, corresponding to the difference between the selling price and the net book value. Under U.S. GAAP, the excess of such gain over the present value of the future lease payments is recognized at the disposal date (respectively €6 million and nil), while the remaining amount is deferred and will be amortized over the lease period (nil in 2006).

The unrecognized gain amounted to €10 million, €4 million and €8 million as of December 31, 2006, 2005 and 2004, respectively (of which €2 million, €3 million and €4 million for U.S. Corporate headquarters; nil, €1 million and €4 million for French headquarters; €6 million, nil and nil for Rennes and €2 million, nil and nil for Madrid).

2006 FORM 20-F - THOMSON GROUP - F-109

Back to contents

(i) Long-term payables

Under IFRS, IAS 39 “Financial Instruments: Recognition and Measurement” requires long term payables to be measured and recognized at the present value of the future cash outflows expected to be required to settle the obligation.

Under U.S. GAAP, APB 21 “Interest on Receivable and Payables”requires that a liability be measured at its discounted value under certain circumtances when the timing and the amount of future cash outflows are fixed or reliably determinable.

As of December 31, 2006, 2005 and 2004, Thomson recognized certain liabilities that are expected to be settled in more than twelve months. Related liabilities have been estimated using a discounted cash flow approach under IFRS. Under U.S. GAAP, the time value effect has been reversed because the time and value of the future cash outflows are uncertain.

Under IFRS, the accretion effect is recognized as a financial expense.

Accordingly for the periods ended December 31, 2006, 2005 and 2004 under U.S. GAAP, Thomson recognized an additional expense for €1 million, €2 million and €1 million, respectively.

(j) Hedging activities and other financial instruments

(i) Hedge accounting

Under U.S. GAAP and until January 1, 2005, the date of the first application of IAS 39, Thomson did not meet the criteria to qualify for hedge accounting. As a result, related derivative financial instruments were accounted for at fair value with change in fair value reported in net income.

Under IFRS, Thomson elected to designate derivative financial instruments as hedging instruments qualifying for hedge accounting from January 1, 2005 onwards, date of the first adoption of IAS 32/39.

Under U.S. GAAP, Thomson elected to prospectively designate derivative financial instruments as hedging instruments qualifying for hedge accounting starting on July 1, 2005.

(ii) Equity securities classification – Videocon Industries securities

Thomson holds certain equity securities with readily determinable fair value that have been designated as available for sale securities under IFRS. As such they are recognized at fair value, with un-realized gains or temporary declines in value excluded from earnings and reported as a component of equity and other-than-temporary declines in fair value being accounted for as a loss in the statement of operations.

Under U.S. GAAP, as required by FAS 115, similar treatment is required for similar designated financial assets. However, restricted equity securities do not have readily determinable fair value are not addressed by FAS 115 and therefore cannot be designated as available-for-sale.

As of December 31, 2006, Thomson held €216 million of Videocon Industries equity securities (€240 million as of December 31, 2005), in the form of Global Depositary Receipt (“GDR”) listed on the Luxembourg Stock Exchange. Thomson may not transfer any related shares until September 30, 2008, subject to certain exceptions, which are notably that (i) Thomson may monetize or hedge the risk associated with the shares in accordance with customary market practice, or otherwise use the shares to support a financing, in each case so long as it retains title to the shares until September 30, 2008, (ii) Thomson may enter into lending arrangements with respect to these shares, and (iii) Thomson may sell up to 10% of its holding under various conditions.

As such and given the fact that the sale of GDRs is contractually restricted, the related investment is not designated as available-for-sale under U.S. GAAP but carried at historical cost.

As a consequence, the temporary impairment recognized against equity under IFRS has been reversed and financial assets are increased in an amount of €10 million under U.S. GAAP as of December 31, 2006 (€8 million as of December 31, 2005).

(iii) Call option

In 2004, in connection with the TTE transaction with TCL International (see Note 6), Thomson granted TCL International a call option, whereby TCL International is entitled to require Thomson to deliver 2.5 million of Thomson ordinary shares at a fixed exercise price of €18.12 per share. Thomson has assessed this right granted to TCL International as part of the contribution made in exchange of the 33% interest in TTE. This call option has a net settlement. This call option expired unexercised in 2006.

Before the application as of January 1, 2005 of IAS 32/39, Thomson was applying French GAAP for all financial instruments. Under French GAAP, and at combination date, the benefit granted by Thomson to TCL International was valued and recognized in the related exchange of non monetary assets as part of the equity investment received with the counterpart charged against retained earnings.

2006 FORM 20-F - THOMSON GROUP - F-110

Back to contents

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

As of December 31, 2004, Thomson recognized an additional €4 million financial expense as a result of the re-measurement process of the options granted described above. As a result, as of December 31, 2004, Thomson has recognized a €8 million financial liability and the impact on the net equity under U.S. GAAP compare to IFRS amounts to € (8) million (i.e. reversal of French GAAP entry and additional financial expense remeasurement).

For the periods ended December 31, 2006, 2005 and 2004, financial impacts of hedging activities and other financial instruments on our consolidated statement of operations and our consolidated balance sheets of such differences are summarized in the table below.

	December 31,
(in € millions)	2006	2005	2004
Statement of operations
Revenue	-	(11)	(10)
Cost of sales	-	-	11
Financial income	-	-	4
Income tax	-	(3)	-
Profit (loss) from continuing operations	-	(14)	5
Profit (loss) from discontinued operations	-	-	-
Net income (loss)	-	(14)	5
Balance sheet
Increase of non-current assets (1)	10	8	6
Increase of current assets	-	-	10
Increase of financial debt	-	-	8
Increase of non-current liabilities	3	3	-
Increase of other current liabilities	-	-	8
Increase of net equity (2)	7	5	-
(1) Increase of non-current assets only corresponds to Videocon Industries securities as of December 31, 2006. (2) Of which € (3) million and € (3) million of tax as of December 31, 2006 and 2005.

2006 FORM 20-F - THOMSON GROUP - F-111

Back to contents

(k) Change in accounting principle – Variable interest entities and related transactions

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

For entities created before January 31, 2003, Thomson consolidated two SPEs beginning January 1, 2004, under both IFRS (under the first application of SIC 12 “Consolidation – Special Purpose Entities”) and U.S. GAAP, because they are both VIEs for which Thomson holds the majority of expected losses and is the primary beneficiary. Due to differences between the treatment of the first time consolidation under IFRS (impact reflected through shareholders’ equity as of January 1, 2004 as required by IFRS 1 “First Time Application”) and U.S. GAAP (accounted under the caption of the statement of operation as a cumulative effect of change in accounting principle), a € (43) million adjustment was included in the cumulative effect of change in accounting principle in the statement of operations for the year ended December 31, 2004 under U.S. GAAP.

(l) Business combinations

(i) Differences due to specific exemptions provided by IFRS 1

Under IFRS in accordance with IFRS 1 “First Time Adoption” the Group has opted not to restate business combinations that were completed before January 1, 2004. Consequently, business combinations consummated before that date may have a different treatment under IFRS and U.S. GAAP.

In addition, under U.S. GAAP, SFAS 142 “Goodwill and Other Intangible Assets” requires no amortization of goodwill to be recorded after January 1, 2002, whereas, in application of IFRS 3 “Business Combination” and the related exemption provided by IFRS 1, business combinations consummated prior to January 1, 2004, have not been restated and consequently, accumulated amortization of goodwill recognized under French GAAP as of that date, still exists under IFRS.

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

•

easyplug gain on asset contribution;

•

certain retention bonuses, for which related benefits were charged against goodwill under French GAAP, while charged as compensation expenses under U.S. GAAP.

(ii) Deferred tax impact on business combinations

Under IFRS, in accordance with IAS 12 “Income Tax”, the recognition of deferred tax assets arising from the tax loss carry-forward of an acquiring company that will offset taxable income of an acquired entity in a certain period are booked as tax income in such period.

2006 FORM 20-F - THOMSON GROUP - F-112

Back to contents

Under U.S. GAAP, such recognition should be considered to be part of the business combination in accordance with FAS 109 “Accounting for Income Taxes” and is recorded against goodwill.

In 2005, Thomson acquired certain entities from which other Thomson subsidiaries were able to recognize un-recognized deferred tax assets. As a consequence, an amount of €51 million was recorded as tax income under IFRS, but against goodwill under U.S. GAAP (no impact on the statement of operations for year ended December 31, 2006).

For the periods ended December 31, 2006, 2005 and 2004, impacts on our consolidated statement of operations and our consolidated balance sheets of such differences are summarized in the table below:

	December 31,
(in € millions)	2006	2005	2004
Statement of operations
Selling, administrative and other expenses	-	-	(8)
Income tax	-	(51)	-
Loss from continuing operations	-	(51)	(8)
Loss from discontinued operations	-	(2)	-
Net loss	-	(53)	(8)
Balance sheet
Increase of goodwill	46	64	105
Decrease of equity investment	(3)	(3)	(3)
Increase of net equity (1)	43	61	102
(1) Of which € (51) million of tax as of December 31, 2006 and 2005.

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

As a consequence, under U.S. GAAP losses on disposals of foreign operations are increased by an amount of €34 million for the year ended December 31, 2005, mainly related to the sale of our Italian tube factory completed in February 2005 to Videocon and the sale of the bulk of our Display Activity to Videocon completed in September 2005 (the translation loss originated when the Italian affiliate was in Italian Lira).

For the year ended December 31, 2006, losses on disposals of foreign operations are increased by €6 million.

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

2006 FORM 20-F - THOMSON GROUP - F-113

Back to contents

Under U.S. GAAP, reevaluation of long-lived assets is not permitted. This implies a different capital loss recognized under IFRS and U.S. GAAP relative to the sale of our television manufacturing business to TTE in July 2004.

Under U.S. GAAP the result from such disposal is decreased in an amount of nil, nil and €11 million for the years ended December 31, 2006, 2005 and 2004 respectively, with a counterpart booked in the goodwill for €5 million in 2004. Such impact on goodwill is offset by the impairment recorded on TTE equity investment as of December 31, 2004 (included in note (l) (i) above).

(o) Deferred tax

Tax effect of U.S. GAAP adjustments and changes in valuation allowance on deferred tax assets have been recorded in an amount of € (22) million, nil and € (7) million for the periods ended December 31, 2006, 2005 and 2004, respectively.

40.3 Additional disclosures as required under U.S. GAAP

Certain disclosures are required to be made under U.S. GAAP which are not made under Thomson primary accounting policies and are provided below.

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

The following information would be displayed within the consolidated financial statements under U.S. GAAP as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests:

	For the years ended December 31,
(in € millions)	2006	2005	2004
Net loss in accordance with U.S. GAAP (before other comprehensive income)	(199)	(721)	(695)
Other comprehensive income (loss)
- Change in foreign currency translation adjustments	(154)	243	(111)
- Changes in unrealized holding gains on securities	-	(16)	5
- Changes in unrealized holding losses from cash flow hedges	(6)	4	-
- Change in Minimum Liability Adjustment (1)	29	(27)	(12)
- Tax effect of the above adjustments	-	-	-
Other comprehensive income (loss), net of tax	(131)	204	(118)
Comprehensive income (loss) under U.S. GAAP	(330)	(517)	(813)
(1) Before application of FAS 158.

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

2006 FORM 20-F - THOMSON GROUP - F-114

Back to contents

(in € millions) – Debit/(Credit)	Minimum Liability Adjustment	Currency Translation Adjustment	Net unrealized gain	Other (1)	Total
2006
Balance at the beginning of the year	124	468	(4)	-	588
Current year change	(29)	154	6	-	131
Balance at the end of the year before adoption of FAS 158	95	622	2	-	719
Adoption of FAS 158(1)	(95)	-	-	29	(66)
Balance after adoption of FAS 158	-	622	2	29	653
2005	Minimum Liability Adjustment	Currency Translation Adjustment	Net unrealized gain	Other	Total
Balance at the beginning of the year	97	711	(16)	-	792
Current year change	27	(243)	12	-	(204)
Balance at the end of the year	124	468	(4)	-	588
2004	Minimum Liability Adjustment	Currency Translation Adjustment	Net unrealized gain	Other	Total
Balance at the beginning of the year	85	600	(11)	-	674
Current year change	12	111	(5)	-	118
Balance at the end of the year	97	711	(16)	-	792
(1) In accordance with the transition application of FAS 158, Thomson recognised €(66) million in accumulated other comprehensive income as of December 31, 2006 analyzed as follows:

(in € millions)	Pension benefits	Other benefits	Total benefits
Minimum Liability Adjustment as of December 31, 2006 (before FAS 158 adoption)	(95)	-	(95)
Unrecognized items (Note 40.2 (d))	115	(86)	29
TOTAL	20	(86)	(66)

2006 FORM 20-F - THOMSON GROUP - F-115

Back to contents

40.3.2 Earnings per share under U.S. GAAP

Earnings per share according to U.S. GAAP, giving effect of the IFRS to U.S. GAAP adjustments as previously described is as follows:

		For years ended December 31,
(in € millions unless otherwise stated)		2006 (1)	2005	2004
Income (loss) from continuing operations	(i)	(55)	98	211
Dilutive effect (2)	(ii)	-	(72)	(16)
Income (loss) from continuing operations available to common shareholders	(i)+(ii)	(55)	26	195
Loss from discontinued operations (Note 40.3.3)	(iv)	(144)	(819)	(863)
Cumulative effect of change in accounting principle	(v)	-	-	(43)
Net loss available to common shareholders for basic calculation	(i)+(iv)+(v)	(199)	(721)	(695)
Net loss available to common shareholders for diluted calculation	(i)+(ii)+(iv)+(v)	(199)	(793)	(711)
Average number of shares basic under U.S. GAAP (in thousand of shares)		261,189	266,540	273,647
Average number of shares diluted under U.S. GAAP (in thousand of shares)		261,189 (3)	293,962 (4)	298,684 (4)
Earnings (loss) per share from continuing operations (in € ):
Basic		(0.21)	0.37	0.77
Diluted		(0.21) (3)	0.09	0.65
Loss per share from discontinued operations (in € ):
Basic		(0.55)	(3.07)	(3.15)
Diluted		(0.55) (3)	(2.79)	(2.89)
Loss per share on cumulative effect of accounting change (in € ):
Basic		-	-	(0.16)
Diluted		-	-	(0.14)
Net loss per share (in € ):
Basic		(0.76)	(2.70)	(2.54)
Diluted		(0.76) (3)	(2.70)	(2.38)

(1)

For year ended December 31, 2006, loss from continuing operations includes the compensation expense computed in accordance with FAS 123(R) for new awards and unvested awards at adoption date (Note (a)).

(2)

For year ended December 31, 2005, dilutive effect relates mainly to the SilverLake USD convertible bond impact. For year ended December 31, 2004, such effect relates mainly to BASA plan offered to non-employees/non-directors; the difference between the subscribed price of €1 and the fair value of the option which gave right to purchase one Thomson share at €16 has been considered as preferred dividend.

(3)

For year ended December 31, 2006, diluted loss per share is computed in the same manner as basic earning per share because result from continuing operations is in a loss position.

(4)

For years ended December 31, 2005 and 2004, differences with average number of shares used for diluted earning (loss) per share calculation under IFRS relates to IFRS 1 exemption.

2006 FORM 20-F - THOMSON GROUP - F-116

Back to contents

Reconciliation from basic earnings per share to diluted earnings per share from continuing operations for years ended December 31, 2005 and 2004 is as follows:

	Profit (loss) from continuing operations	Number of shares	Per share amounts
	(numerator)	(denominator)
2005	(in € millions)	(in thousand of shares)	(in euros)
Earnings per share according to U.S. GAAP (basic)	98	266,540	0.37
Dilutive effect:
BASA	-	1,964	0.36
SilverLake convertible	(69)	23,417	0.10
Call option issued to TCL	(3)	98	0.09
Stock option plans	-	1,943	0.09
Earnings per share according to U.S. GAAP (diluted)	26	293,962	0.09

For the year ended December 31, 2005, in addition to the OCEANEs 2006 and 2008 (Note 25), the promissory note issued to Carlton in connection with the Technicolor acquisition, Thomson 2005 stock options plans and stock options plans granted in connection with the acquisition of Inventel and Cirpack (Note 29) are not included in the diluted earnings per share calculation because they are considered as antidilutive.

	Profit (loss) from continuing operations	Number of shares	Per share amounts
	(numerator)	(denominator)
2004	(in € millions)	(in thousand of shares)	(in euros)
Earnings per share according to U.S. GAAP (basic)	211	273,647	0.77
Dilutive effect:
BASA	(23)	232	0.69
SilverLake convertible	2	6,704	0.68
Convertible bond (OCEANE 2008)	4	14,815	0.66
Carlton promissory note	1	3,158	0.65
Stock option plan	-	128	0.65
Earnings per share according to U.S. GAAP (diluted)	195	298,684	0.65

As of year ended December 31, 2004, OCEANE 2006 and call option granted to TCL are not included in the diluted earning per share calculation because they are considered as antidilutive.

40.3.3 Discontinued operation

According to the provisions of FAS 144, the effect of the discontinuation of an operation is presented separately and included in income from discontinuing operations.

2006 FORM 20-F - THOMSON GROUP - F-117

Back to contents

Net income under U.S. GAAP of discontinued operations is as follows:

	For years ended December 31,
(in € millions)	2006	2005 as reported	Effect of additional classification (1)	2005 as revised	2004 as reported	Effect of additional classification (1)	2004 as revised
Income (loss) from continuing operations before income tax	(34)	198	21	219	305	(2)	303
Income tax	(21)	(122)	1	(121)	(92)	-	(92)
Income (loss) from continuing operations	(55)	76	22	98	213	(2)	211
Discontinued operations :
Gain (loss) on discontinued operations before income tax	(142)	(791)	(21)	(812)	(880)	2	(878)
Income tax	(2)	(6)	(1)	(7)	15	-	15
Gain (loss) on discontinued operations	(144)	(797)	(22)	(819)	(865)	2	(863)
Net loss before cumulative effect of change in accounting principle	(199)	(721)	-	(721)	(652)	-	(652)
Change in accounting principle	-	-	-	-	(43)	-	(43)
Net loss	(199)	(721)	-	(721)	(695)	-	(695)
(1) Additional classification to reflect discontinued operations recorded in 2006.

40.3.4

Combined information concerning pro rata consolidated entities

Under IFRS, Thomson accounts for certain investments (notably Screenvision entities) using the pro rata consolidation method.

Under U.S. GAAP, such investments would be accounted for under the equity method. In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of the pro rata consolidation method, summarized financial information of Thomson’s assets, liabilities, revenues, expenses and cash flows related to investments accounted for using the pro rata consolidation method has been prepared as of and for the years ended December 31, 2006, 2005 and 2004.

The following table presents the entities consolidated using the pro rata method which summarized financial information is disclosed.

December 31,
	2006	2005	2004
Contentguard Holdings Inc.	√	√
Thomson CITIC Digital Technology	√	√	√
Nagra Thomson Licensing	√	√	√
La luna Titra		√	√
Thomson Broadcast and Media Solutions Nordic A/S	√	√	√
Screenvision Europe entities sub-group (Note 39)	√	√	√
Screenvision Billboard Network, LLC	√	√	√
Screenvision Cinema Network, LLC	√	√	√
Screenvision Direct, Inc. (ex - Val Morgan Cinema Adv. Inc.)	√	√	√
Screenvision Billboard Holdings, Inc.	√	√	√
Screenvision Holdings, Inc. (US) (ex- Technicolor Screen Advertising, Inc.)	√	√	√
Technicolor Cinema Advertising LLC	√	√	√
Screenvision Acquisition 10, Inc	√	√	√
Screenvision Acquisition 20, LLC	√	√	√
Screenvision Exhibition, Inc.	√	√	√
3DCD LLC	√	√	√
Technicolor (Beijing) Visual Technology Co. Ltd	√

2006 FORM 20-F - THOMSON GROUP - F-118

Back to contents

	As of and for years ended December 31,
(in € millions)	2006	2005	2004
Balance sheet
Non current assets	92	102	85
Current assets	72	71	59
Non current liabilities	11	12	10
Current liabilities	84	89	75
Statement of operations
Revenues	111	97	84
Gross margin	49	38	31
Profit from continuing operations before tax and net finance costs	15	5	5
Net income	5	4	1
Cash flow statement
Cash flow from operating activities	20	23	3
Cash flow from investing activities	(8)	(6)	(2)
Cash flow from financing activities	(9)	(3)	-
Figures from IFRS financial statements before elimination of discontinued operations and held for sale balance sheet amounts.

40.3.5 Goodwill information

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are no longer amortized and are assessed for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their estimated useful life.

The impairment test for goodwill involves a two-step process. Step one consists of a comparison of a “reporting units’ ” fair value to its carrying value. A reporting unit is the level at which goodwill impairment is measured and it is defined as an operating segment or one level below, if certain conditions are met. The fair value of the reporting unit is determined based on discounted cash flows, market multiple or appraised values, as appropriate. If the carrying value of the reporting unit is greater than its fair value, step two of the goodwill impairment test is required.

Under step two, the amount of goodwill impairment is measured by the amount that the reporting unit’s goodwill carrying value exceeds the “implied” fair value of goodwill. The implied fair value of goodwill can only be determined by deducting the fair value of all tangible and intangible assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in the first step). In this step, the fair value of the reporting unit is allocated to all of the reporting unit’s assets and liabilities (a hypothetical purchase price allocation). Thomson performed its annual impairment test as of September 30, 2004, 2005 and 2006.

For the year ended December 31, 2004, under U.S. GAAP, Thomson recorded impairment charges amounting to €4 million in the Service segment.

Thomson did not recognize any goodwill impairment charge for the years ended December 31, 2006 and 2005 on its fully consolidated subsidiaries.

Impairment of Indefinite-lived Intangible Assets

The impairment test for indefinite-lived intangible assets other than goodwill consists of comparing the carrying amount of these intangible assets to their fair value. Any excess of the carrying amount over an asset’s fair value is recorded as an impairment charge. Thomson completed the impairment test for these assets as of September 30, 2006, 2005 and 2004 and determined that the fair value of these assets was in excess of the relative carrying amounts. Accordingly, no impairment charges were recorded for the years ended December 31, 2006, 2005 and 2004 related to indefinite lived intangibles assets.

2006 FORM 20-F - THOMSON GROUP - F-119

Back to contents

Intangible assets acquired subject to amortization mainly consist of:

•

acquisitions in 2006 amounting to €39 million and primarily consisting of (i) customer relationship of Convergent (€1 million) and (ii) technology for Thales Broadcast Multimedia (€24 million) and Canopus (€8 million);

•

acquisitions in 2005 amounting to €187 million and primarily consisting of (i) customer relationship of PRN (€66 million) and Cirpack (€10 million) and (ii) technology for Inventel (€28 million), Cirpack (€9 million), Contentguard (€12 million) and Nextamp (€6 million);

•

acquisitions in 2004 amounting to €193 million and primarily consisting of customer relationships of the HNS business (€175 million) and NOKIA (€3 million) as well as certain other technology rights for an amount of €15 million.

The aggregate amortization expense for intangible assets for the year ended December 31, 2006, 2005 and 2004 was €105 million, €100 million and €62 million, respectively.

No indefinite-lived intangible assets were acquired during the year ended December 31, 2006.

Indefinite-lived intangible assets acquired during the year ended December 31, 2005 amounted to €5 million.

No indefinite-lived intangible assets were acquired during the year ended December 31, 2004.

The in-progress research and development assets acquired and written off in the years ended December 31, 2006, 2005 and 2004 amounted to €5 million, €10 million and €2 million, respectively.

Under U.S. GAAP, the aggregate amount of goodwill as of December 31, 2006, 2005 and 2004 amounted to €1,738 million, €1,804 million and €1,268 million, respectively, and is broken down as follows by reportable segment.

(in € millions)	December 31, 2005 (1)	Change in goodwill	Impairment or disposal	Currency Translation Adjustment	Held for sale reclassification	December 31, 2006(1)
Services	1,174	23	-	(96)	-	1,101
Systems	602	42	-	(32)	-	612
Technology	28	-	-	(3)	-	25
Display & CE Partnerships	-	-	-	-	-	-
TOTAL	1,804	65	-	(131)	-	1,738

(1)

Goodwill on pro rata consolidated entities is not included in the figures above (amounting to €48 million and €51 million as of December 31, 2006 and 2005,  respectively and mainly related to Screenvision entities).

(in € millions)	December 31, 2004 (1)	Change in goodwill	Impairment or disposal	Currency Translation Adjustment	Held for sale reclassification	December 31, 2005(1)
Services	920	117	-	137	-	1,174
Systems	330	257	-	15	-	602
Technology	-	25	-	3	-	28
Display & CE Partnerships	18	-	(9)	-	(9)	-
TOTAL	1,268	399	(9)	155	(9)	1,804

(1)

Goodwill on pro rata consolidated entities is not included in the figures above (amounting to €51 million and €46 million as of December 31, 2005 and 2004, respectively and mainly related to Screenvision entities).

2006 FORM 20-F - THOMSON GROUP - F-120

Back to contents

(in € millions)	December 31, 2003 (1)	Change in goodwill	Impairment or disposal	Currency Translation Adjustment	December 31, 2004(1)
Services	882	86	-	(48)	920
Systems	310	27	-	(7)	330
Technology	-	-	-	-	-
Display & CE Partnerships	6	21	(7)	(2)	18
TOTAL	1,198	134	(7)	(57)	1,268

(1)

Goodwill on pro rata consolidated entities is not included in the figures above (amounting to €46 million and €53 million as of December 31, 2004 and 2003, respectively and mainly related to Screenvision entities).

40.3.6 Recently issued accounting pronouncements

In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“FAS 155”). FAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. FAS 155 – among other things – permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Thomson is currently in the process of assessing the impact the adoption of FAS 155 will have on its financial statements.

In March 2006, the FASB issued FAS No. 156 ‘‘Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140’’ which amends FAS No. 140, ‘‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,’’ with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. FAS No. 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the balance sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities. Thomson does not believe the adoption of FAS 156 will have a significant effect on its consolidated financial statements.

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). EITF 06-3 requires a company to disclose its accounting policy (i.e. gross vs. net basis) relating to the presentation of taxes within the scope of EITF 06-3. Furthermore, for taxes reported on a gross basis, an enterprise should disclose the amounts of those taxes in interim and annual financial statements for each period for which a statement of operations is presented. The guidance is effective for all periods beginning after December 15, 2006. Thomson does not believe the adoption of EITF 06-3 will have a significant effect on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of FAS No. 109, “Accounting for Income Taxes” (“FAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Thomson is currently in the process of assessing the impact that the adoption of FIN 48 will have on its consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - F-121

Back to contents

In June 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB No. 43, Accounting for Compensated Absences” (“EITF 06-2”), effective for fiscal years beginning after December 15, 2006. Under EITF No. 06-2 compensation cost associated with a sabbatical or other similar benefit programs that requires the completion of a minimum service period, in which the benefit does not increase with additional years of services accumulated and in which the individual continues to be a compensated employee and is not required to perform duties for the entity during the absence should be accrued over the requisite service period assuming all of the other conditions of paragraph 6 of FAS 43 “Accounting for Compensation Absences” are met. Thomson does not believe the adoption of EITF No. 06-2 will have a material impact on its consolidated financial statements.

In July 2006, the FASB issued the Staff Position No. FAS 13-2 “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. This FASB Staff Position (FSP) addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. The guidance in this FSP amends FASB Statement No. 13, “Accounting for Leases”. The effective date of this FSP will be fiscal years beginning after December 15, 2006. Thomson does not expect the adoption of FSP FAS 13-2 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Thomson is currently in the process of assessing the impact the adoption of FAS 157 will have on its consolidated financial statements.

In September 2006, the FASB ratified the EITF position EITF 06- 5 (“EITF 06-5”), “Accounting for Purchases of Life Insurance – Determining the amount that could be realized in accordance with FASB Technical Bulletin 85-4.” EITF 06-5 addresses whether a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract in accordance with Technical Bulletin 85-4. EITF 06-5 also addresses whether a policyholder should consider the contractual ability to surrender all of the individual-life policies (or certificates in a group policy) at the same time in determining the amount that could be realized under the insurance contract in accordance with Technical Bulletin 85-4. The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2006 with earlier application permitted. Thomson does not expect the adoption of EITF 06-5 to have a material impact on its consolidated financial statements.

In September 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF 06-1 addresses (i) whether the consideration given by a service provider to a manufacturer or reseller that in turn provides a benefit to the service provider’s customer should be characterized as ‘cash consideration’ or ‘other than cash’ consideration for purpose of applying EITF 01-9, (ii) whether the consideration given by a service provider to a manufacturer or a reseller of equipment that benefits a customer of both the service provider and the equipment manufacturer or reseller and where the equipment is necessary for a customer to receive a service from the service provider is, in substance, the same as the service provider giving the consideration directly to the end-customer and (iii) whether the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) of equipment, when the equipment is necessary for an end-customer to receive a service from the service provider, and where the consideration can be linked to the benefit received by the service provider’s customer, should be accounted for in accordance with the model used in EITF 01-9. EITF 06-01 is effective for the first annual reporting period beginning after June 15, 2007. Thomson has not yet determined the effect of adopting EITF 06-01.

In September 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 addresses whether the postretirement benefit associated with an endorsement split-dollar life insurance arrangement is effectively settled in accordance with either Statement 106 or Opinion 12 upon entering into such an arrangement. EITF 06-04 is effective for fiscal years beginning after December 15, 2007. Thomson does not expect the adoption of EITF 06-4 to have a material impact on its consolidated financial statements.

2006 FORM 20-F - THOMSON GROUP - F-122

Back to contents

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. Thomson is currently assessing the impact FAS 159 may have on its consolidated financial statements.

40.3.7 Valuation and qualifying accounts and reserves

(in € millions)	Opening balance	Charged to costs	Reversal of provisions	Usage	Other movements (1)	Closing balance
2006
Trade accounts and notes receivables	36	20	(14)	(14)	8	36
Other investments	72	-	-	(11)	1	62
2005
Trade accounts and notes receivables	42	22	(6)	(10)	(12)	36
Other investments	86	1	-	(16)	1	72
2004
Trade accounts and notes receivables	49	-	-	(11)	4	42
Other investments	86	4	(4)	(3)	3	86
(1) Includes change in scope of consolidation, currency translation adjustments and held for sale reclassifications

40.4 Condensed statements of operations and balance sheets under U.S. GAAP as of and for years then ended December 31, 2006, 2005 and 2004

	For years ended December 31,
(in € millions)	2006	2005	2004
Continuing operations
Revenues	5,854	5,581	5,972
Gross margin	1,375	1,339	1,387
Selling, administrative, and other expenses	(807)	(776)	(758)
Research and development expenses	(324)	(274)	(224)
Profit from continuing operations before tax and net finance costs	244	289	405
Finance costs - net	(192)	13	(83)
Share of loss from associates	(86)	(82)	(20)
Income tax	(21)	(121)	(92)
Minority interests	-	(1)	1
Profit (loss) from continuing operations attributable to equity holders	(55)	98	211
Discontinued operations
Loss from discontinued operations	(144)	(819)	(863)
Net loss attributable to equity holders before cumulative effect of accounting change	(199)	(721)	(652)
Cumulative effect of accounting change	-	-	(43)
Net loss attributable to equity holders after cumulative effect of accounting change	(199)	(721)	(695)

2006 FORM 20-F - THOMSON GROUP - F-123

Back to contents

	As of December 31,
(in € millions)	2006	2005	2004
ASSETS
Non-current assets:
Property, plant & equipment	804	875	1,014
Goodwill (1)	1,786	1,855	1,314
Other intangible assets	944	1,068	886
Other non-current assets	838	1,100	621
Total non-current assets	4,372	4,898	3,835
Current assets:
Inventories	365	333	510
Trade accounts and notes receivable	1,018	1,315	1,157
Cash and cash equivalents	1,311	996	1,843
Other current assets	640	711	1,008
Total current assets	3,334	3,355	4,518
Assets classified as held for sale	264	371	101
TOTAL ASSETS	7,970	8,624	8,454
LIABILITIES & SHAREHOLDERS’ EQUITY
Non-current liabilities:
Borrowings	1,899	1,368	1,591
Reserve for post-employment benefits	494	650	576
Other non-current liabilities	426	434	220
Total non-current liabilities	2,819	2,452	2,387
Current liabilities:
Borrowings	1,272	1,459	904
Reserve for post-employment benefits	67	62	65
Other current liabilities	2,107	2,395	2,410
Total current liabilities	3,446	3,916	3,379
Minority interests	12	15	18
Shareholders’ equity	1,468	1,771	2,492
Liabilities directly associated with assets classified as held for sale	225	470	178
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	7,970	8,624	8,454
(1) Including goodwill recognized on pro rata consolidated entities.

2006 FORM 20-F - THOMSON GROUP - F-124

Back to contents

41 Additional information in connection with IFRS 5

As a result of the additional discontinued operations described in Note 5 and the related effects on previous years as determined in accordance with IFRS 5: 1) net operating cash generated from continuing activities was increased by €19 million and decreased by €4 million for the years ended December 31, 2005 and 2004, respectively; 2) net investing cash generated from (used in) continuing activities was decreased by €12 million and €7 million for the years ended December 31, 2005 and 2004, respectively; and 3) net financing cash generated from (used in) continuing activities was increased by €4 million for the year ended December 31, 2005 and was unchanged for the year ended December 31, 2004. The offsetting effects for these changes have been reflected in the line discontinued operations in each respective category.

2006 FORM 20-F - THOMSON GROUP - F-125