Form 20-F/A
period 2006-12-31
THOMSON
filed 2007-07-24
CIK 1080259

As filed with the Securities and Exchange Commission on July 24, 2007

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

Large accelerated filer  Accelerated filer  Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17  Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  No

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F/A (“Amendment”) to Thomson’s Annual Report on Form 20-F for the year ended December 31, 2006, which was originally filed with the U.S. Securities and Exchange Commission on May 11, 2007 (the “Original Filing”), is being filed to provide separate consolidated financial statements of TCL Multimedia Technology Holding Limited (“TCL”) audited in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) and the standards of the Public Company Accounting Oversight Board (United States) as of and for the fiscal year ended December 31, 2006, including a reconciliation of net income and shareholders equity under HKFRS to that under United States generally accepted accounting principles (“U.S. GAAP”), and the audit report of Ernst & Young relating thereto as required pursuant to Rule 3-09 of Regulation S-X (“Rule 3-09”).  This Amendment also includes comparative information on TCL as of and for the fiscal years ended December 31, 2005 and 2004. The comparative information on TCL as of and for the fiscal year ended December 31, 2005 is audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required pursuant to Rule 3-09.  The comparative information on TCL as of and for the fiscal year ended December 31, 2004 is not required to be audited under Rule 3-09 and, consequently, has not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and is not covered by the audit report of Ernst & Young. This Amendment accordingly amends Item 18: “Financial Statements” of the Original Filing.

The consolidated financial statements of TCL as of and for the fiscal years ended December 31, 2006, 2005 and 2004 have been prepared by TCL and its management. These financial statements and information have not been prepared by Thomson or its management and the recording of transactions therein is not part of Thomson’s internal control over financial reporting.

In addition, this Amendment amends the exhibit list under Item 19 (“Exhibits”) of the Original Filing to reflect new certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as to include the consent of Ernst & Young in connection with the incorporation by reference of its auditors’ report relating to TCL’s consolidated financial statements as of and for the fiscal year ended December 31, 2006 and 2005.

Other than as expressly set forth above, no changes have been made to these or any other Items of the Original Filing. This Amendment and the Original Filing continue to speak as of May 11, 2007, the date on which the Original Filing was made and, except as described above, this Amendment does not, and does not purport to, amend, update or restate the information in any other Item of the Original Filing, or reflect any events that have occurred after the date on which the Original Filing was made.

2

ITEM 18 - FINANCIAL STATEMENTS

The following consolidated financial statements of Thomson and related notes, together with the reports of the Independent Auditors, are filed as part of this Annual Report:

The following consolidated financial statements of TCL as of and for the years ended December 31, 2006, 2005 and 2004 (unaudited),1 together with the report of Ernst & Young in connection with the consolidated financial statements of TCL as of and for the year ended December 31, 2006 and 2005, are filed as part of this Amendment No.1 to this Annual Report:

Report of Independent Registered Public Accounting Firm	F-128
Consolidated Income Statements	F-129
Consolidated Balance Sheets	F-131
Consolidated Summary Statements of Changes in Equity	F-133
Consolidated Cash Flow Statements	F-134
Notes to the Consolidated Financial Statements	F-136

1

The comparative information on TCL as of and for the fiscal year ended December 31, 2004 is not required to be, and has not been, audited in accordance with the standards of the PCAOB (US), and is not covered by the audit report of Ernst & Young.

3

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

Exhibit 13.2: Chief Financial Officer Certification

Exhibit 14.1: Consent of KPMG

Exhibit 14.2: Consent of Mazars & Guérard

Exhibit 14.3: Consent of Barbier Frinault & Autres, Ernst & Young

Exhibit 14.4: Consent of Ernst & Young in connection with the consolidated financial statements of TCL Multimedia Technology Holding Limited

Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 26, 2007*

________________

* Previously filed with the Securities and Exchange Commission on May 11, 2007 and incorporated by reference herein.

4

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to this Annual Report on its behalf.

THOMSON
By:	/s/ Frank E. Dangeard
Frank E. Dangeard Chairman and Chief Executive Officer

Dated: July 24, 2007

5

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

2006 FORM 20-F/A - THOMSON GROUP - F-1

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

2006 FORM 20-F/A - THOMSON GROUP - F-2

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

2006 FORM 20-F/A - THOMSON GROUP - F-3

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

2006 FORM 20-F/A - THOMSON GROUP - F-4

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

2006 FORM 20-F/A - THOMSON GROUP - F-5

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

2006 FORM 20-F/A - THOMSON GROUP - F-6

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

2006 FORM 20-F/A - THOMSON GROUP - F-7

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

2006 FORM 20-F/A - THOMSON GROUP - F-8

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

2006 FORM 20-F/A - THOMSON GROUP - F-9

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

2006 FORM 20-F/A - THOMSON GROUP - F-10

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

2006 FORM 20-F/A - THOMSON GROUP - F-11

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

2006 FORM 20-F/A - THOMSON GROUP - F-12

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

2006 FORM 20-F/A - THOMSON GROUP - F-13

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

2006 FORM 20-F/A - THOMSON GROUP - F-14

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

2006 FORM 20-F/A - THOMSON GROUP - F-15

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

2006 FORM 20-F/A - THOMSON GROUP - F-16

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

2006 FORM 20-F/A - THOMSON GROUP - F-17

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

2006 FORM 20-F/A - THOMSON GROUP - F-18

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

2006 FORM 20-F/A - THOMSON GROUP - F-19

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

2006 FORM 20-F/A - THOMSON GROUP - F-20

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

2006 FORM 20-F/A - THOMSON GROUP - F-21

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

2006 FORM 20-F/A - THOMSON GROUP - F-22

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

2006 FORM 20-F/A - THOMSON GROUP - F-23

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

2006 FORM 20-F/A - THOMSON GROUP - F-24

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

2006 FORM 20-F/A - THOMSON GROUP - F-25

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

2006 FORM 20-F/A - THOMSON GROUP - F-26

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

2006 FORM 20-F/A - THOMSON GROUP - F-27

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

2006 FORM 20-F/A - THOMSON GROUP - F-28

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

2006 FORM 20-F/A - THOMSON GROUP - F-29

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

2006 FORM 20-F/A - THOMSON GROUP - F-30

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

2006 FORM 20-F/A - THOMSON GROUP - F-31

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

2006 FORM 20-F/A - THOMSON GROUP - F-32

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

2006 FORM 20-F/A - THOMSON GROUP - F-33

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

2006 FORM 20-F/A - THOMSON GROUP - F-34

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

2006 FORM 20-F/A - THOMSON GROUP - F-35

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

2006 FORM 20-F/A - THOMSON GROUP - F-36

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

2006 FORM 20-F/A - THOMSON GROUP - F-37

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

2006 FORM 20-F/A - THOMSON GROUP - F-38

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

2006 FORM 20-F/A - THOMSON GROUP - F-39

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

2006 FORM 20-F/A - THOMSON GROUP - F-40

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

2006 FORM 20-F/A - THOMSON GROUP - F-41

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

2006 FORM 20-F/A - THOMSON GROUP - F-42

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

2006 FORM 20-F/A - THOMSON GROUP - F-43

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

2006 FORM 20-F/A - THOMSON GROUP - F-44

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

2006 FORM 20-F/A - THOMSON GROUP - F-45

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

2006 FORM 20-F/A - THOMSON GROUP - F-46

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

2006 FORM 20-F/A - THOMSON GROUP - F-47

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

2006 FORM 20-F/A - THOMSON GROUP - F-48

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

2006 FORM 20-F/A - THOMSON GROUP - F-49

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

2006 FORM 20-F/A - THOMSON GROUP - F-50

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

2006 FORM 20-F/A - THOMSON GROUP - F-51

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

2006 FORM 20-F/A - THOMSON GROUP - F-52

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

2006 FORM 20-F/A - THOMSON GROUP - F-53

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

2006 FORM 20-F/A - THOMSON GROUP - F-54

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

2006 FORM 20-F/A - THOMSON GROUP - F-55

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

2006 FORM 20-F/A - THOMSON GROUP - F-56

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

2006 FORM 20-F/A - THOMSON GROUP - F-57

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

2006 FORM 20-F/A - THOMSON GROUP - F-58

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

2006 FORM 20-F/A - THOMSON GROUP - F-59

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

2006 FORM 20-F/A - THOMSON GROUP - F-60

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

2006 FORM 20-F/A - THOMSON GROUP - F-61

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

2006 FORM 20-F/A - THOMSON GROUP - F-62

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

2006 FORM 20-F/A - THOMSON GROUP - F-63

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

2006 FORM 20-F/A - THOMSON GROUP - F-64

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

2006 FORM 20-F/A - THOMSON GROUP - F-65

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

2006 FORM 20-F/A - THOMSON GROUP - F-66

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

2006 FORM 20-F/A - THOMSON GROUP - F-67

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

2006 FORM 20-F/A - THOMSON GROUP - F-68

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

2006 FORM 20-F/A - THOMSON GROUP - F-69

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

2006 FORM 20-F/A - THOMSON GROUP - F-70

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

2006 FORM 20-F/A - THOMSON GROUP - F-71

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

2006 FORM 20-F/A - THOMSON GROUP - F-72

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

2006 FORM 20-F/A - THOMSON GROUP - F-73

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

2006 FORM 20-F/A - THOMSON GROUP - F-74

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

2006 FORM 20-F/A - THOMSON GROUP - F-75

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

2006 FORM 20-F/A - THOMSON GROUP - F-76

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

2006 FORM 20-F/A - THOMSON GROUP - F-77

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

2006 FORM 20-F/A - THOMSON GROUP - F-78

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

2006 FORM 20-F/A - THOMSON GROUP - F-79

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

2006 FORM 20-F/A - THOMSON GROUP - F-80

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

2006 FORM 20-F/A - THOMSON GROUP - F-81

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

2006 FORM 20-F/A - THOMSON GROUP - F-82

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

2006 FORM 20-F/A - THOMSON GROUP - F-83

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

2006 FORM 20-F/A - THOMSON GROUP - F-84

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

2006 FORM 20-F/A - THOMSON GROUP - F-85

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

2006 FORM 20-F/A - THOMSON GROUP - F-86

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

2006 FORM 20-F/A - THOMSON GROUP - F-87

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

2006 FORM 20-F/A - THOMSON GROUP - F-88

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

2006 FORM 20-F/A - THOMSON GROUP - F-89

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

2006 FORM 20-F/A - THOMSON GROUP - F-90

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

2006 FORM 20-F/A - THOMSON GROUP - F-91

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

2006 FORM 20-F/A - THOMSON GROUP - F-92

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

2006 FORM 20-F/A - THOMSON GROUP - F-93

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

2006 FORM 20-F/A - THOMSON GROUP - F-94

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

2006 FORM 20-F/A - THOMSON GROUP - F-95

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

2006 FORM 20-F/A - THOMSON GROUP - F-96

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

2006 FORM 20-F/A - THOMSON GROUP - F-97

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

2006 FORM 20-F/A - THOMSON GROUP - F-98

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

2006 FORM 20-F/A - THOMSON GROUP - F-99

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

2006 FORM 20-F/A - THOMSON GROUP - F-100

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

2006 FORM 20-F/A - THOMSON GROUP - F-101

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

2006 FORM 20-F/A - THOMSON GROUP - F-102

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

2006 FORM 20-F/A - THOMSON GROUP - F-103

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

2006 FORM 20-F/A - THOMSON GROUP - F-104

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

2006 FORM 20-F/A - THOMSON GROUP - F-105

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

2006 FORM 20-F/A - THOMSON GROUP - F-106

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

2006 FORM 20-F/A - THOMSON GROUP - F-107

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

2006 FORM 20-F/A - THOMSON GROUP - F-108

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

2006 FORM 20-F/A - THOMSON GROUP - F-109

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

2006 FORM 20-F/A - THOMSON GROUP - F-110

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

2006 FORM 20-F/A - THOMSON GROUP - F-111

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

2006 FORM 20-F/A - THOMSON GROUP - F-112

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

2006 FORM 20-F/A - THOMSON GROUP - F-113

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

2006 FORM 20-F/A - THOMSON GROUP - F-114

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

2006 FORM 20-F/A - THOMSON GROUP - F-115

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

2006 FORM 20-F/A - THOMSON GROUP - F-116

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

2006 FORM 20-F/A - THOMSON GROUP - F-117

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

2006 FORM 20-F/A - THOMSON GROUP - F-118

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

2006 FORM 20-F/A - THOMSON GROUP - F-119

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

2006 FORM 20-F/A - THOMSON GROUP - F-120

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

2006 FORM 20-F/A - THOMSON GROUP - F-121

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

2006 FORM 20-F/A - THOMSON GROUP - F-122

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

2006 FORM 20-F/A - THOMSON GROUP - F-123

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

2006 FORM 20-F/A - THOMSON GROUP - F-124

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

2006 FORM 20-F/A - THOMSON GROUP - F-125

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

For the year ended 31 December 2006

(With Unaudited Comparative Figures for the Year Ended 31 December 2004)

With Report of Independent Registered Public Accounting Firm

2006 FORM 20-F/A - THOMSON GROUP- F-126

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

Years ended 31 December 2006, 2005 and 2004 (Unaudited)

CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F-128

CONSOLIDATED INCOME STATEMENTS

F-129

CONSOLIDATED BALANCE SHEETS

F-131

CONSOLIDATED SUMMARY STATEMENTS OF CHANGES IN EQUITY

F-133

CONSOLIDATED CASH FLOW STATEMENTS

F-134

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-136

2006 FORM 20-F/A - THOMSON GROUP- F-127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

TCL Multimedia Technology Holdings Limited

We have audited the accompanying consolidated balance sheets of TCL Multimedia Technology Holdings Limited (the “Company”) and its subsidiaries (collectively the “Group”) as of 31 December 2006 and 2005 and the related consolidated income statements, summary statement of changes in equity and cash flow statements for each of the two years in the period ended 31 December 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at 31 December 2006 and 2005 and the consolidated results of its operations and cash flows for each of the two years in the period ended 31 December 2006 in conformity with accounting principles generally accepted in Hong Kong.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States.  Information relating to the nature and effect of such differences is presented in note 52 to the consolidated financial statements.

Ernst & Young

Certified Public Accountants

Hong Kong

24 July 2007

2006 FORM 20-F/A - THOMSON GROUP- F-128

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS

Year ended 31 December 2006 and 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
CONTINUING OPERATIONS
TURNOVER	6	29,186,823	32,499,945	23,641,036
Cost of sales		(24,690,655)	(27,040,234)	(19,437,717)
Gross profit		4,496,168	5,459,711	4,203,319
Other revenue and gains		170,405	233,189	125,179
Selling and distribution costs		(4,338,220)	(4,206,082)	(2,726,386)
Administrative expenses		(1,135,545)	(1,182,981)	(839,210)
Research and development costs		(383,567)	(504,808)	(263,145)
Other operating expenses		(245,928)	(129,493)	(71,299)
		(1,436,687)	(330,464)	428,458
Fair value losses of equity investments at fair value through profit or loss/impairment of short term investments		(37,653)	(95,083)	(29,026)
Costs in connection with the restructuring and
winding-down of the EU Business, net	7	(694,868)	-	-
Amortisation of goodwill on acquisition of
jointly-controlled entities		-	-	(57,321)
Finance costs	8	(245,622)	(162,239)	(65,025)
Share of profits and losses of:
Jointly-controlled entities	21	3,589	9,212	80,464
An associate		(70)	-	-
PROFIT/(LOSS) BEFORE TAX	9	(2,411,311)	(578,574)	357,550
Tax	12	(96,523)	(107,311)	(125,075)

PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS		(2,507,834)	(685,885)	232,475
DISCONTINUED OPERATION
Profit/(loss) for the year from a discontinued operation	13	7,362	(17,382)	55,469
PROFIT/(LOSS) FOR THE YEAR		(2,500,472)	(703,267)	287,944
Attributable to:
Equity holders of the parent		(2,497,314)	(598,893)	308,985
Minority interests		(3,158)	(104,374)	(21,041)
		(2,500,472)	(703,267)	287,944

Continued/…

2006 FORM 20-F/A - THOMSON GROUP- F-129

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENTS (continued)

Year ended 31 December 2006 and 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
DIVIDENDS	14
Interim		-	-	110,316
Distribution in specie		-	-	1,351,585
Proposed final		-	-	110,346
		-	-	1,572,247

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	15
Basic
- For profit/(loss) for the year		HK(63.99) cents	HK(18.66) cents	HK11.29 cents
- For profit/(loss) from continuing operations		HK(64.17) cents	HK(18.12) cents	HK9.26 cents

Diluted
- For profit/(loss) for the year		N/A	N/A	HK8.85 cents
- For profit/(loss) from continuing operations		N/A	N/A	HK7.19 cents

2006 FORM 20-F/A - THOMSON GROUP- F-130

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

31 December 2006 and 2005

(With unaudited comparative figures as of 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	16	1,993,791	2,722,422	2,389,683
Prepaid land lease payments	17	86,318	62,623	54,914
Goodwill	18	119,638	206,639	206,639
Negative goodwill	18	-	-	(548,016)
Other intangible assets	19	67,784	91,993	26,506
Interests in jointly-controlled entities	21	110,444	157,088	146,375
Interests in an associate	22	69,566	-	-
Available-for-sale equity investments /long term investments	23	2,325	14,773	42,301
Long term receivables	24	-	358,774	424,583
Prepaid royalty	25	269,596	563,674	620,368
Deferred tax assets	38	20,678	27,690	18,583
Total non-current assets		2,740,140	4,205,676	3,381,936

CURRENT ASSETS
Inventories	26	3,206,919	4,599,339	4,565,500
Trade and bills receivables	27	3,595,130	6,036,973	5,671,774
Other receivables	29	926,925	1,270,343	1,322,259
Tax recoverable		23,257	39,089	11,266
Equity investments at fair value through profit or loss/short term investments	30	-	47,594	116,894
Pledged deposits	31	10,000	90,165	-
Cash and bank balances	31	1,894,633	1,861,957	1,833,272
Total current assets		9,656,864	13,945,460	13,520,965

CURRENT LIABILITIES
Trade and bills payables	32	4,642,315	6,867,142	6,649,213
Tax payable		111,124	145,985	110,838
Other payables and accruals	33	2,099,535	1,916,671	1,656,962
Provisions	34	805,328	197,402	239,877
Interest-bearing bank and other borrowings	35	2,660,582	3,481,045	570,119
Due to a shareholder/minority shareholder	36	-	536,364	430,748
Due to the ultimate holding company	28	347,999	717,863	246,965
Convertible notes	37	-	-	256,000
Total current liabilities		10,666,883	13,862,472	10,160,722

NET CURRENT ASSETS/(LIABILITIES)		(1,010,019)	82,988	3,360,243
TOTAL ASSETS LESS CURRENT LIABILITIES		1,730,121	4,288,664	6,742,179

continued/…

2006 FORM 20-F/A - THOMSON GROUP- F-131

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

31 December 2006 and 2005

(With unaudited comparative figures as of 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,730,121	4,288,664	6,742,179

NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	35	-	-	1,622,134
Due to a shareholder/minority shareholder	36	-	-	603,048
Deferred tax liabilities	38	21,908	24,057	33,989
Pensions and other post-employment benefits	39	18,171	165,615	130,050
Total non-current liabilities		40,079	189,672	2,389,221
Net assets		1,690,042	4,098,992	4,352,958

EQUITY
Equity attributable to equity holders of the parent
Issued capital	40	390,295	390,295	275,796
Reserves	41	1,210,871	3,600,221	2,544,734
Proposed final dividend	14	-	-	110,346
		1,601,166	3,990,516	2,930,876
Minority interests	41	88,876	108,476	1,422,082
Total equity		1,690,042	4,098,992	4,352,958

2006 FORM 20-F/A - THOMSON GROUP- F-132

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED SUMMARY STATEMENTS OF CHANGES IN EQUITY

Year ended 31 December 2006 and 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Total equity at 1 January		4,098,992	4,352,958	4,220,330
HKAS 39 – Recognition of fair value of the Call Option		-	109,876	-
HKFRS 3 – Derecognition of negative goodwill		-	548,016	-
Set-off of goodwill arising from the Share Exchange	41	-	(520,725)	-
Issue of shares, including share premium	40	-	1,636,984	160,986
Goodwill realised on disposal of a jointly- controlled entity	41	-	-	1,977
Acquisition of subsidiaries	41	-	-	1,318,760
Incorporation of a non-wholly-owned subsidiary	41	-	-	312
Disposal of subsidiaries	41	(19,907)	-	(5,033)
Acquisition of minority interests	41	-	(1,159,255)	-
Equity-settled share option arrangements	41	22,295	28,661	7,729
Dividends paid to minority shareholders	41	-	(21,110)	(4,070)
Dividends paid to equity holders of the parent	41	-	(110,346)	(1,735,445)
		4,101,380	4,865,059	3,965,546

Total income and expenses recognised directly in equity:
Exchange differences on translation of the financial statements of foreign entities	41	89,134	(62,800)	99,468
Profit/(loss) for the year	41	(2,500,472)	(703,267)	287,944
Total income and expenses for the year		(2,411,338)	(766,067)	387,412
Total equity at 31 December		1,690,042	4,098,992	4,352,958
Total income and expenses for the year:
Attributable to:
Equity holders of the parent		(2,411,645)	(632,826)	375,378
Minority interests		307	(133,241)	12,034
		(2,411,338)	(766,067)	387,412

2006 FORM 20-F/A - THOMSON GROUP- F-133

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

Year ended 31 December 2006 and 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss) before tax:
From continuing operations		(2,411,311)	(578,574)	357,550
From a discontinued operation		7,362	(5,524)	59,905
Adjustments for:
Finance costs	8	246,387	163,546	65,715
Share of profits and losses of jointly-controlled entities and an associate		(3,519)	(9,212)	(80,464)
Amortisation of goodwill on acquisition of jointly-controlled entities		-	-	57,321
Depreciation	9	408,091	334,290	245,801
Goodwill amortisation	9	-	-	33,227
Negative goodwill recognised as income	9	-	-	(49,820)
Loss/(gain) on disposal of items of property, plant and equipment, and prepaid land lease payments	9	11,562	(26,517)	(1,331)
Bank interest income	9	(25,345)	(30,664)	(13,811)
Fair value losses of equity investments at fair value through profit or loss/impairment of short term investments		37,653	95,083	29,026
Impairment of available-for-sale equity investments/long term investments	9	2,550	1,058	13,011
Impairment of items of property, plant and equipment	9	37,315	-	-
Costs in connection with the restructuring and winding-down of the EU Business, net	7	694,868	-	-
Gain on disposal of equity investments at fair value through profit or loss	9	(3,179)	-	-
Loss on liquidation of an available-for-sale equity investment	9	-	4,280	-
Amortisation of other intangible assets	9	6,464	4,791	3,155
Amortisation of prepaid land lease payments	9	2,543	5,908	2,633
Loss on disposal of a subsidiary	42(c)	-	-	2,075
Equity-settled share option expense	9	22,295	28,661	7,729
		(966,264)	(12,874)	731,722
Decrease/(increase) in inventories		1,149,668	(59,544)	(400,517)
Decrease/(increase) in trade and bills receivables		2,072,673	(552,872)	(3,119,817)
Decrease/(increase) in other receivables		731,926	134,775	(608,932)
Increase/(decrease) in trade and bills payables		(1,857,514)	371,847	1,596,439
Increase in other payables and accruals		141,341	184,508	783,165
Increase/(decrease) in provisions		27,417	(33,807)	70,493
Increase/(decrease) in pensions and other post-employment benefits		(2,571)	49,580	7,300
Cash generated from/(used in) operations		1,296,676	81,613	(940,147)

continued/…

2006 FORM 20-F/A - THOMSON GROUP- F-134

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

Year ended 31 December 2006 and 2005

(With unaudited comparative figures for the year ended 31 December 2004)

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Cash generated from/(used in) operations		1,296,676	81,613	(940,147)
Interest paid		(246,387)	(163,546)	(65,715)
Income taxes paid		(124,307)	(119,191)	(171,040)
Net cash inflow/(outflow) from operating activities		925,982	(201,124)	(1,176,902)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of items of property, plant and equipment	16	(225,336)	(855,584)	(612,282)
Prepayment of land lease payments	17	(25,195)	(37,416)	(4,859)
Purchases of other intangible assets		-	(1,166)	-
Purchases of available-for-sale equity investments/ long term investments		(1,949)	(13,031)	(4,651)
Purchases of equity investments at fair value through profit or loss/short term investments		-	-	(84,093)
Proceeds from disposal of items of property, plant and equipment, and prepaid land lease payments		173,403	227,037	71,203
Proceeds from disposal of equity investments at fair value through profit or loss		13,120	84,093	-
Decrease/(increase) in pledged deposits		80,165	(90,165)	5,199
Acquisition of minority interests	42(a)	-	(43,800)	-
Acquisition of subsidiaries	42(b)	-	(11,473)	(159,477)
Disposal of subsidiaries	42(c)	357,698	-	(99)
Deconsolidation of a subsidiary	42(d)	(1,524)	-	-
Investment in an associate		(69,074)	-	-
Interest received	9	25,345	30,664	13,811
Dividends received from jointly-controlled entities		5,657	1,563	124,090
Net cash inflow/(outflow) from investing activities		332,310	(709,278)	(651,158)

CASH FLOWS FROM FINANCING ACTIVITIES
New bank and other loans		8,642,512	2,171,399	1,968,428
Repayment of bank loans		(9,284,566)	(1,021,560)	(320,544)
Repayment of convertible notes		-	(256,000)	-
Proceeds from issue of shares upon exercise of share options	40	-	804	69,986
Loan from the ultimate holding company		(452,561)	466,367	246,965
Contribution from minority shareholders		-	-	312
Loan from a shareholder/minority shareholder		161,203	367,334	1,033,796
Repayment of loan from a shareholder/minority shareholder		(256,601)	(790,634)	-
Dividends paid		-	(110,346)	(383,860)
Dividends paid to minority shareholders		-	(21,110)	(943)
Net cash inflow/(outflow) from financing activities		(1,190,013)	806,254	2,614,140

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		68,279	(104,148)	786,080
Cash and cash equivalents at beginning of year		1,720,490	1,833,272	1,069,562
Effect of foreign exchange rate changes, net		52,816	(8,634)	(22,370)

CASH AND CASH EQUIVALENTS AT END OF YEAR		1,841,585	1,720,490	1,833,272

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	31	1,894,633	1,861,957	1,833,272
Bank overdrafts	35	(53,048)	(141,467)	-
		1,841,585	1,720,490	1,833,272

2006 FORM 20-F/A - THOMSON GROUP- F-135

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

1.

CORPORATE INFORMATION

TCL Multimedia Technology Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands.

During the year, the Company and its subsidiaries (collectively “the Group”) were involved in the following principal activities:

•

manufacture and sale of colour television sets, and trading of related components

•

manufacture and sale of other audio-visual products

•

manufacture and sale of computer related products (discontinued during the year)

In the opinion of the directors, T.C.L. Industries Holdings (H.K.) Limited (“T.C.L. Industries”), a company incorporated in Hong Kong, is the immediate holding company of the Company and the ultimate holding company of the Company is TCL Corporation, which is registered in the People’s Republic of China (the “PRC”).

2.

BASIS OF PRESENTATION

 (a)

Going concern

As at 31 December 2006, the Group had net current liabilities of approximately HK$1,010 million that included bank loans of approximately HK$1,115 million (the “Syndication Loans”) which were repayable on demand due to the breach of certain financial covenants of the relevant bank loan agreements.  The Group also incurred a loss attributable to equity holders of the parent of approximately HK$2,497 million for the year ended 31 December 2006.

In order to strengthen the capital base of the Group and to improve the Group’s financial position, immediate liquidity and cash flows, or otherwise to sustain the Group as a going concern, the directors of the Company have taken the following measures:

(i)

On 12 October 2006, the Company, TTE Corporation (“TTE”), a wholly-owned subsidiary of the Company, and TTE Europe SAS (“TTE Europe”), a wholly-owned subsidiary of TTE, (collectively the “TCL Parties”) entered into the term sheet (the “Settlement Term Sheet”) with Thomson S.A. (“Thomson”) and certain of its subsidiaries (collectively the “Thomson Parties”) regarding the resolution of the Group’s loss-making European operation (the “EU Business”), which was mainly conducted by TTE Europe, whereby the TCL Parties and the Thomson Parties have agreed to certain reciprocal concessions to alleviate the financial difficulties of the EU Business and pave the way for an amicable winding-down of this loss-making EU Business.

2006 FORM 20-F/A - THOMSON GROUP- F-136

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

2.

BASIS OF PRESENTATION (continued)

(a)

Going concern (continued)

(i)

(continued)

Details of the precise undertakings of each of the relevant parties in respect of the terms of the Settlement Term Sheet were further formalised and set forth in the Master Resolving and Settlement Agreement (the “Master Agreement”) dated 13 February 2007 entered into between the TCL Parties and the Thomson Parties.  Further details of these arrangements are detailed in note 47 to the consolidated financial statements.

(ii)

On 15 May 2007, the Company proposed to raise not less than approximately HK$781 million (before expenses) by issuing not less than approximately 1,951 million new ordinary shares of the Company and to raise not more than approximately HK$808 million by issuing not more than approximately 2,019 million new ordinary shares of the Company at a subscription price of HK$0.4 per share (the “Rights Share”) on the basis of one Rights Share for every two  existing shares (the “Rights Issue”).  Any Rights Share not taken up by the existing shareholders will be fully underwritten by T.C.L. Industries pursuant to the terms and conditions of the Underwriting Agreement dated 15 May 2007.

The Rights Issue became unconditional on 11 July 2007 and the Company raised a total of approximately HK$781 million (before expenses) by the issue of approximately 1,951 million Rights Shares.

Further details of the Rights Issue are set out in the Company’s announcements dated 15 May 2007 and 12 July 2007 and circular dated 5 June 2007.

(iii)

On 17 May 2007, the Company obtained an undertaking from TCL Corporation which undertakes that TCL Corporation together with T.C.L. Industries and TCL Finance Co., Ltd (“TCL Finance”), will make available to the Group loans of not less than HK$469 million, in aggregate, at each month end for the period from 17 May 2007 to 30 June 2008 or the date on which the issuance of convertible bonds discussed in (iv) below is completed, whichever is earlier.

(iv)

On 18 May 2007, the Company entered into a purchase agreement (the “Purchase Agreement”) with Deutsche Bank AG, London (the “Purchaser”), whereby the Company agreed to issue and the Purchaser, subject to the satisfaction of the conditions precedent of the Purchase Agreement, agreed to subscribe and pay for or to procure subscribers to subscribe and pay for the secured convertible bonds due 2012 (the “Bonds”) with an aggregate principal amount of US$140 million (equivalent to approximately HK$1,095 million).  The Bonds were issued and completion of the Purchase Agreement took place on 12 July 2007.

Further details of the issue of the Bonds are set out in the Company’s announcements dated 21 May 2007 and 12 July 2007.

2006 FORM 20-F/A - THOMSON GROUP- F-137

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

2.

BASIS OF PRESENTATION (continued)

(a)

Going concern (continued)

In the opinion of the directors of the Company, in light of the measures taken to date, together with the results of the fund raising exercises completed in July 2007, the Group will have sufficient working capital for its current requirements and it is reasonable to expect the Group to return to a commercially viable going concern.  Accordingly, the directors of the Company are satisfied that it is appropriate to prepare the financial statements on a going concern basis, notwithstanding the Group’s financial and liquidity position at 31 December 2006.

Should the Group be unable to continue as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively.  The effects of these potential adjustments have not been reflected in these financial statements.

(b)

Winding-down and liquidation of TTE Europe and its subsidiaries (collectively the “EU Group”)

Liquidation basis of accounting

As a result of the Company’s decision to significantly wind down the EU Group in October 2006 and the filing of a declaration of insolvency to the French court by TTE Europe on 24 May 2007, the liquidation basis of accounting has been adopted for the financial statements of the EU Group for the year ended 31 December 2006.

Under the liquidation basis of accounting, assets are stated at their estimated net realisable value, and liabilities are stated at their estimated settlement amounts, and the relevant estimates will be periodically reviewed and adjusted as appropriate.  Assets and liabilities included in the financial statements of the EU Group are stated on the following bases:

•

Items of property, plant and equipment and inventories are reflected at net realisable values which are based on the expected net sales proceeds to be received from the scrap sales of these assets;

•

Trade receivables and other receivables are stated at their recoverable amounts, which are the estimated net cash proceeds to be received from the debtors;

•

Cash and bank balances are presented at face value; and

•

Trade payables, other payables, accruals and provisions are stated at estimated settlement amounts.

2006 FORM 20-F/A - THOMSON GROUP- F-138

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

2.

BASIS OF PRESENTATION (continued)

(b)

Winding-down and liquidation of TTE Europe and its subsidiaries (collectively the “EU Group”) (continued)

Further details of the costs relating to the winding-down of the EU Group are set out in note 7 to the consolidated financial statements.

The preparation of the financial statements of the EU Group using the liquidation basis of accounting requires the Group to make assumptions, judgements and estimates that can have a significant impact on the assets and liabilities of the EU Group.  Management bases its assumptions, judgements and estimates on the most recent information available and various other factors believed to be reasonable under the circumstances.  Actual results could differ materially from these estimates under different assumptions or conditions.  On a regular basis, management evaluates its assumptions, judgements and estimates and makes changes accordingly.

3.1

BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.  They have been prepared under the historical cost convention, except for derivative financial instruments and certain equity investments, which have been measured at fair value.  These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.  All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.  Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill.

2006 FORM 20-F/A - THOMSON GROUP- F-139

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.2

IMPACT OF NEW AND REVISED HKFRSs

The Group has adopted the following new and revised HKFRSs for the first time for the current year’s financial statements.  Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

HKAS 21 Amendment

Net Investment in a Foreign Operation

HKAS 39 & HKFRS 4 Amendments

Financial Guarantee Contracts

HKAS 39 Amendment

Cash Flow Hedge Accounting of Forecast Intragroup Transactions

HKAS 39 Amendment

The Fair Value Option

HK(IFRIC)-Int 4

Determining whether an Arrangement contains a Lease

HK(IFRIC)-Int 6

Liabilities arising from Participating in a Specific Market - Waste
    Electrical and Electronic Equipment

The principal changes in accounting policies are as follows:

(a)

HKAS 21 The Effects of Changes in Foreign Exchange Rates

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group’s net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated.  This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b)

HKAS 39 Financial Instruments: Recognition and Measurement

(i)

Amendment for financial guarantee contracts

This amendment has revised the scope of  HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.  The adoption of this amendment has had no material impact on these financial statements.

(ii)

Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as at fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement.  The Group had not previously used this option, and hence the amendment has had no effect on these financial statements.

2006 FORM 20-F/A - THOMSON GROUP- F-140

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.2

IMPACT OF NEW AND REVISED HKFRSs (continued)

(b)

HKAS 39 Financial Instruments: Recognition and Measurement (continued)

(iii)

Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement.  As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(c)

HK(IFRIC)-Int 4 Determining whether an Arrangement contains a Lease

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied.  This interpretation has had no material impact on these financial statements.

(d)

HK(IFRIC)-Int 6 Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment

The Group has adopted this interpretation as of 1 January 2006, which provides guidance on the recognition, in the financial statements of producers, of liabilities for waste management under the European Union’s Directive on Waste Electrical and Electronic Equipment in respect of sales of historical household equipment.  This interpretation has had no material impact on these financial statements.

3.3

IMPACT OF ISSUED BUT NOT YET EFFECTIVE HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

2006 FORM 20-F/A - THOMSON GROUP- F-141

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.3

IMPACT OF ISSUED BUT NOT YET EFFECTIVE HKFRSs (continued)

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

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007.  The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009.  The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group’s major customers.  This standard will supersede HKAS 14 Segment Reporting.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment, HKFRS 7 and HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

3.4

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

2006 FORM 20-F/A - THOMSON GROUP- F-142

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(c)

an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture’s registered capital and is in a position to exercise significant influence over the joint venture; or

(d)

an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture’s registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

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

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group’s share of the post-acquisition results and reserves of an associate is included in the consolidated income statement and consolidated reserves, respectively.  The Group’s interests in an associate are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses.

2006 FORM 20-F/A - THOMSON GROUP- F-143

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated:

•

represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•

is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with HKAS 14 Segment Reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates.  Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

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

Goodwill previously eliminated against consolidated capital reserve

Prior to the adoption of the HKICPA’s Statement of Standard Accounting Practice 30 “Business Combinations” (“SSAP 30”) in 2001, goodwill arising on acquisition was eliminated against consolidated capital reserve in the year of acquisition.  On the adoption of HKFRS 3, such goodwill remains eliminated against consolidated capital reserve and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

2006 FORM 20-F/A - THOMSON GROUP- F-144

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Excess over the cost of business combinations

Any excess of the Group’s interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries (previously referred to as negative goodwill), after reassessment, is recognised immediately in the income statement.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets, goodwill and non-current assets/a disposal group classified as held for sale), the asset’s recoverable amount is estimated.  An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Impairment of non-financial assets other than goodwill (continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.  A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Group if:

(a)

the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)

the party is an associate;

(c)

the party is a jointly-controlled entity;

2006 FORM 20-F/A - THOMSON GROUP- F-145

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties (continued)

(d)

the party is a member of the key management personnel of the Group or its parent;

(e)

the party is a close member of the family of any individual referred to in (a) or (d);

(f)

the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g)

the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses.  When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5.  The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.  Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred.  In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

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

2006 FORM 20-F/A - THOMSON GROUP- F-146

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

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

Construction in progress represents buildings under construction and plant and machinery in the process of installation, which is stated at cost less any impairment losses, and is not depreciated.  Cost comprises the direct costs of construction and installation during the period of construction.  Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

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

Patents and licences

Purchased patents and licences are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives of 4 to 10 years.

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

2006 FORM 20-F/A - THOMSON GROUP- F-147

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.  Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms.  Where the Group is the lessee, rentals payable under the operating leases are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.  When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate.  When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.  The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it.  The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.  Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Investments and other financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term.  Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts.  Gains or losses on these financial assets are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are subsequently carried at amortised cost using the effective interest method.  Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

2006 FORM 20-F/A - THOMSON GROUP- F-148

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories.  After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

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

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).  The carrying amount of the asset is reduced either directly or through the use of an allowance account.  The amount of the impairment loss is recognised in the income statement.

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

2006 FORM 20-F/A - THOMSON GROUP- F-149

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Assets carried at amortised cost (continued)

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.  The carrying amount of the receivables is reduced through the use of an allowance account.  Impaired debts are derecognised when they are assessed as uncollectible.

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

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement.  Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•

the rights to receive cash flows from the asset have expired;

•

the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

2006 FORM 20-F/A - THOMSON GROUP- F-150

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities at amortised cost (including interest-bearing bank and other borrowings)

Financial liabilities including trade and other payables, amounts due to the ultimate holding company and a shareholder and interest-bearing bank and other borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities.  A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss.  Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

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

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of interest rate swap contracts is determined by reference to market values of similar instruments.

2006 FORM 20-F/A - THOMSON GROUP- F-151

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

ProvisionsA provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, an associate and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2006 FORM 20-F/A - THOMSON GROUP- F-152

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

•

where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, an associate and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

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

(b)

interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

2006 FORM 20-F/A - THOMSON GROUP- F-153

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(c)

from the rendering of services, when the services are rendered;

(d)

rental income, on a time proportion basis over the lease terms; and

(e)

dividend income, when the shareholders’ right to receive payment has been established.

Employee benefits

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations.  Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.  The fair value is determined by an external valuer or management using a binomial model, further details of which are given in note 40 to the consolidated financial statements.  In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (“market conditions”), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).  The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.  The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.  The equity amount is recognised in the share option reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires/lapses (when it is released directly to retained profits).

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

2006 FORM 20-F/A - THOMSON GROUP- F-154

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions (continued)

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

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) in Hong Kong under the Mandatory Provident Fund Schemes Ordinance for those employees who are eligible to participate in the MPF Scheme.  Contributions are made based on a percentage of the employees’ basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme.  The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund.  The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

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

Certain subsidiaries operate defined benefits pension schemes and provide certain additional post-employment healthcare benefits to certain employees. These benefits are unfunded. The cost of providing benefits under the plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expenses when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the defined benefits obligation.  These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

2006 FORM 20-F/A - THOMSON GROUP- F-155

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

3.4

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.  Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.  Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date.  All differences are taken to the income statement.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and an associate are currencies other than the Hong Kong dollar.  As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year.  The resulting exchange differences are included in the exchange fluctuation reserve.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.
For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows.

Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

4.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In addition to the judgements and estimates made by the EU Group in applying the liquidation basis of accounting in note 2(b) to the consolidated financial statements, in the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

(i)

Derecognition of financial assets – Receivables purchase arrangements

The Group has entered into certain receivables purchase arrangements with its banks and a factoring company on its trade receivables.  The Group has determined that it retains substantially all the risks and rewards of ownership of these trade receivables, either the risks in respect of default payments or the time value of money, which are purchased by the relevant banks and the factoring company.  Accordingly, the relevant trade receivables are not derecognised.

2006 FORM 20-F/A - THOMSON GROUP- F-156

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

4.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Judgements (continued)

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

(i)

Impairment of goodwill and intangible assets with indefinite useful lives

The Group determines whether goodwill and intangible assets with indefinite useful lives are impaired at least on an annual basis.  This requires an estimation of the value in use of the cash-generating units to which the goodwill/intangible asset is allocated.  Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  The carrying amounts of goodwill and intangible assets with indefinite useful lives at 31 December 2006 were HK$119,638,000 (2005: HK$206,639,000 and 2004 (Unaudited): HK$206,639,000) and HK$56,598,000 (2005: HK$56,598,000 and 2004 (Unaudited): Nil), respectively.  Further details are given in notes 18 and 19 to the consolidated financial statements, respectively.

(ii)

Useful lives and impairment of property, plant and equipment

The Group determines the useful lives and related depreciation charges for its property, plant and equipment based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions.  The estimated useful lives could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles.

(ii)

Useful lives and impairment of property, plant and equipment (continued)

Management will increase the depreciation charge where useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned.  Actual economic lives of property, plant and equipment may differ from estimated useful lives.  Periodic review could result in a change in depreciable lives and therefore depreciation in the future periods.

(iii)

Impairment of trade receivables

Impairment of trade receivables is made based on assessment of the recoverability of receivables due from customers.  The identification of impairment requires management judgements and estimates.  Where the actual outcome or expectation in future is different from the original estimate, such differences will impact on the carrying value of the receivables and impairment losses/reversal of impairment losses in the period in which such estimate has been changed.

2006 FORM 20-F/A - THOMSON GROUP- F-157

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

4.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty (continued)

(iv)

Provision against obsolete and slow-moving inventories

The Group reviews the condition of its inventories and makes provision against obsolete and slow-moving inventory items which are identified as no longer suitable for sale or use.  Management estimates the net realisable value for such inventories based primarily on the latest invoice prices and current market conditions.  The Group carries out an inventory review at each balance sheet date and makes provision against obsolete and slow-moving items.  Management reassesses the estimation on each balance sheet date.

The provision against obsolete and slow-moving inventories requires the use of judgements and estimates.  Where the expectation is different from the original estimate, such difference will impact on the carrying value of inventories and the write-down of inventories recognised in the periods in which such estimates have been changed.

(v)

Warranty provisions

As further explained in note 34 to the consolidated financial statements, the Group makes provisions for the warranties it gives on sale of its products taking into account the Group’s current sales levels and past experience of the level of repairs and returns.  As the Group is continually upgrading its product designs and launching new models, it is possible that the past experience of the level of repairs and returns is not indicative of future claims that it will receive in respect of past sales.  Any increase or decrease in the actual claims would affect profit or loss in future years.

Further information about the assumptions and their risk factors relating to defined retirement benefit obligations, the fair value of the share options granted and financial instruments are discussed in notes 39, 40 and 48 to the consolidated financial statements, respectively.

2006 FORM 20-F/A - THOMSON GROUP- F-158

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

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

(b)

the computer segment manufactures personal computers and peripheral products (discontinued during the year);

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

2006 FORM 20-F/A - THOMSON GROUP- F-159

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(a)

Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group’s business segments.

Year ended 31 December 2006
	Continuing operations					Discontinued operation
	Television HK'000	Audio-visual HK'000	Others HK'000	Eliminations HK'000	Total HK'000	Computer HK'000	Consolidated HK'000
Segment revenue:
Sales to external customers	26,368,102	2,224,068	594,653	-	29,186,823	1,568,162	30,754,985
Intersegment sales	1,234,744	417,992	4,705	(1,657,441)	-	-	-
Total	27,602,846	2,642,060	599,358	(1,657,441)	29,186,823	1,568,162	30,754,985

Segment results	(1,220,459)	17,589	(87,516)	-	(1,290,386)	5,501	(1,284,885)

Interest income					22,719	2,626	25,345
Corporate expense					(169,020)	-	(169,020)
Finance Costs					(245,622)	(765)	(246,387)
Share of profits and losses of:
Jointly-controlled entities	3,016	-	573	-	3,589	-	3,589
An associate	-	-	(70)	-	(70)	-	(70)

Fair value losses of equity investments at fair value through profit or loss-
	-	-	(37,653)	-	(37,653)	-	(37,653)
Costs in connection with the restructuring and winding-down of the EU Business, net	(694,868)	-	-	-	(694,868)	-	(694,868)

Profit/(loss) before tax					(2,411,311)	7,362	(2,403,949)
Tax					(96,523)	-	(96,523)
Profit/(loss) for the year					(2,507,834)	7,362	(2,500,472)

2006 FORM 20-F/A - THOMSON GROUP- F-160

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(a)

Business segments (continued)

Year ended 31 December 2006 (continued)
	Continuing operations					Discontinued operation
	Television HK'000	Audio-visual HK'000	Others HK'000	Eliminations HK'000	Total HK'000	Computer HK'000	Consolidated HK'000
Assets and liabilities
Segment assets	12,558,439	254,753	212,571	(2,830,198)	10,195,565	-	10,195,565
Interests in jointly-controlled entities	110,444	-	-	-	110,444	-	110,444
Interests in an associate	-	-	69,566	-	69,566	-	69,566
Unallocated assets		-			1,968,381		1,968,381
Bank overdrafts included in segment assets	53,048	-	-	-	53,048	-	53,048

Total assets							12,397,004

Segment liabilities	11,426,525	349,733	581,039	(4,531,505)	7,825,792	-	7,825,792
Unallocated liabilities					2,828,122		2,828,122

Bank overdrafts included in segment assets	53,048	-	-	-	53,048	-	53,048

Total liabilities							10,706,962

Other segment information:
Depreciation and amortisation	381,925	14,940	17,243	-	414,108	2,990	417,098
Impairment and fair value losses recognised in the income statement	39,865	-	37,653	-	77,518	-	77,518
Costs in connection with the restructuring and winding-down of the EU Business, net	694,868	-		-	694,868	-	694,868
Capital expenditure	194,214	17,129	12,411	-	223,754	1,582	225,336

2006 FORM 20-F/A - THOMSON GROUP- F-161

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(a)

Business segments (continued)

Year ended 31 December 2005
	Continuing operations					Discontinued operation
	Television HK'000	Audio-visual HK'000	Others HK'000	Eliminations HK'000	Total HK'000	Computer HK'000	Consolidated HK'000
Segment revenue:
Sales to external customers	29,937,575	1,986,323	576,047	-	32,499,945	2,056,385	34,556,330
Intersegment sales	1,085,755	369,878	6,952	(1,467,622)	(5,037)	5,037	-
Total	31,023,330	2,356,201	582,999	(1,467,622)	32,494,908	2,061,422	34,556,330

Segment results	(236,647)	(13,242)	11,096	-	(238,793)	(7,076)	(245,869)

Interest income					27,805	2,859	30,664
Corporate expense					(119,476)	-	(119,476)
Finance Costs					(162,239)	(1,307)	(163,546)
Share of profits and losses of jointly-controlled entities
	4,494	-	4,718	-	9,212	-	9,212

Fair value losses of equity investments at fair value through profit or loss	-	-	(95,083)	-	(95,083)	-	(95,083)

Loss before tax					(578,574)	(5,524)	(584,098)
Tax					(107,311)	(11,858)	(119,169)
Loss for the year					(685,885)	(17,382)	(703,267)

2006 FORM 20-F/A - THOMSON GROUP- F-162

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(a)

Business segments (continued)

Year ended 31 December 2005 (continued)
	Continuing operations					Discontinued operation
	Television HK'000	Audio-visual HK'000	Others HK'000	Eliminations HK'000	Total HK'000	Computer HK'000	Consolidated HK'000
Assets and liabilities
Segment assets	14,223,166	87,194	1,180,351	(500,469)	14,990,242	644,424	15,634,666
Interests in jointly-controlled entities	106,264	-	50,824	-	157,088	-	157,088
Unallocated assets					2,116,411	101,504	2,217,915
Bank overdrafts included in segment assets	141,467	-	-		141,467	-	141,467
Total assets							18,151,136

Segment liabilities	11,796,928	197,943	1,075,183	(3,290,739)	9,779,315	446,811	10,226,126
Unallocated liabilities					3,684,551		3,684,551

Bank overdrafts included in segment assets	141,467	-	-	-	141,467	-	141,467

Total liabilities							14,052,144

Other segment information:
Depreciation and amortisation	316,688	14,064	8,490	-	339,242	5,747	344,989
Impairment and fair value losses recognised in the income statement	-	-	96,141	-	96,141	-	96,141
Capital expenditure	801,359	26,397	12,234	-	839,990	15,594	855,584

2006 FORM 20-F/A - THOMSON GROUP- F-163

MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(a)

Business segments (continued)

Year ended 31 December 2004 (continued)
	Continuing operations					Discontinued operation
	Television HK'000 (Unaudited)	Audio-visual HK'000 (Unaudited)	Others HK'000 (Unaudited)	Eliminations HK'000 (Unaudited)	Total HK'000 (Unaudited)	Computer HK'000 (Unaudited)	Consolidated HK'000 (Unaudited)
Segment revenue:
Sales to external customers	21,794,739	1,304,379	541,918	-	23,641,036	1,958,804	25,599,840
Intersegment sales	680,059	945,818	3,072	(1,632,783)	(3,834)	3,834	-
Total	22,474,798	2,250,197	544,990	(1,632,783)	23,637,202	1,962,638	25,599,840

Segment results	553,012	30,948	(55,993)	-	527,967	59,492	587,459

Interest income					12,708	1,103	13,811
Corporate expense					(112,217)	-	(112,217)
Finance Costs					(65,025)	(690)	(65,715)

Share of profits and losses of jointly-controlled entities	5,565	-	74,899	-	80,464	-	80,464

Amortisation of goodwill on acquisition of jointly-controlled entities	-	-	(57,321)	-	(57,321)	-	(57,321)

Fair value losses of equity investments at fair value through profit or loss	-	-	(29,026)	-	(29,026)	-	(29,026)

Profit before tax					357,550	59,905	417,455
Tax					(125,075)	(4,436)	(129,511)

Profit for the year					232,475	55,469	287,944

2006 FORM 20-F/A - THOMSON GROUP- F-164

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(a)

Business segments (continued)

Year ended 31 December 2004 (continued)
	Continuing operations					Discontinued operation
	Television HK'000 (Unaudited)	Audio-visual HK'000 (Unaudited)	Others HK'000 (Unaudited)	Eliminations HK'000 (Unaudited)	Total HK'000 (Unaudited)	Computer HK'000 (Unaudited)	Consolidated HK'000 (Unaudited)
Assets and liabilities
Segment assets	14,580,264	221,882	1,240,639	(876,951)	15,165,834	851,290	16,017,124
Interests in jointly-controlled entities	99,616	-	46,759	-	146,375	-	146,375
Unallocated assets							739,402

Total assets							16,902,901

Segment liabilities	13,165,415	211,971	722,696	(4,644,072)	9,456,010	464,045	9,920,055
Unallocated liabilities							2,629,888

Total liabilities							12,549,943

Other segment information:
Depreciation and amortisation	242,028	11,411	86,474	-	339,913	27,600	342,137
Impairment and fair value losses recognised in the income statement	-	-	42,037	-	42,037	-	42,037
Capital expenditure	449,287	40,613	117,084	-	606,984	5,298	612,282
Negative goodwill recognised as income	49,820	-	-	-	49,820	-	49,820

2006 FORM 20-F/A - THOMSON GROUP- F-165

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

5.

SEGMENT INFORMATION (continued)

(b)

Geographical segments

The following table presents revenue and certain asset and expenditure information for the Group’s geographical segments for the years ended 31 December 2006, 2005 and 2004.

	PRC			Europe			North America			Others			Consolidated
	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Segment revenue:
Sales to external customers	12,224,685	13,222,387	12,955,261	3,879,008	7,868,705	4,743,814	6,553,278	6,792,573	3,554,130	8,098,014	6,672,665	4,346,635	30,754,985	34,556,330	25,599,840
Attributable to a discontinued operation	(1,568,162)	(2,056,385)	(1,958,804)-	-	-	-	-	-	-	-	-	-	(1,568,162)	(2,056,385)	(1,958,804)
Revenue from continuing operations	10,656,523	11,166,002	10,996,457	3,879,008	7,868,705	4,743,814	6,553,278	6,792,573	3,554,130	8,098,014	6,672,665	4,346,635	29,186,823	32,499,945	23,641,036
Other segment information:
Segment assets	4,634,824	5,930,814	4,445,771	724,580	4,376,653	4,641,581	2,179,171	2,790,470	3,017,366	2,656,990	2,536,729	3,912,406	10,195,565	15,634,666	16,017,124
Capital expenditure	96,681	597,261	446,995	38,593	89,472	43,700	74,724	113,988	67,161	15,338	54,863	54,426	225,336	855,584	612,282

2006 FORM 20-F/A - THOMSON GROUP- F-166

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

6.

TURNOVER

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts.

7.

COSTS IN CONNECTION WITH THE RESTRUCTURING AND WINDING-DOWN
OF THE EU BUSINESS, NET

During the year, the Group had implemented a number of measures in restructuring the EU Business and finally, after the conclusion of the Settlement Term Sheet, the Group decided to restructure and reposition its presence in Europe by significantly winding down the EU Business and building up a new business model.  The costs incurred and accrued as at 31 December 2006 in connection with the restructuring and winding-down of the EU Business, net of related gains, were summarised below:

HK$’000
Redundancy costs and severance payments	304,538
Impairment of items of property, plant and equipment	96,050
Impairment of other intangible assets	19,137
Impairment of trade and other receivables	124,853
Write-down of inventories to net realisable value	249,627
Net gain arising from the Settlement Term Sheet (notes 24, 25 and 47(b)(v))	(87,211)
Gain on deconsolidation of a subsidiary (note 42(d))	(12,126)
694,868

2006 FORM 20-F/A - THOMSON GROUP- F-167

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

8.

FINANCE COSTS

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Interest on:
Bank loans and overdrafts	197,900	108,661	28,723
Other loan wholly repayable within five years	11,595	1,940	-
Convertible notes	-	6,400	7,541
Loan from a shareholder/minority shareholder	17,432	24,783	9,083
Loan from the ultimate holding company	18,869	21,762	20,368
Loan from an associate	591	-	-
	246,387	163,546	65,715
Attributable to:
A discontinued operation (note 13)	765	1,307	690
Continuing operations reported in the consolidated income statement	245,622	162,239	65,025
	246,387	163,546	65,715

2006 FORM 20-F/A - THOMSON GROUP- F-168

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

9.

PROFIT/LOSS BEFORE TAX

In addition to the amounts disclosed in note 7 to the consolidated financial statements, the Group’s profit/(loss) before tax is arrived at after charging/(crediting):#

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Cost of inventories sold	26,117,573	28,910,462	21,160,532
Depreciation (note 16)	408,091	334,290	245,801

Research and development costs	392,424	521,041	281,311
Less: Government grants released*	(7,579)	(14,639)	(16,908)
Net research and development costs	384,845	506,402	264,403

Amortisation of other intangible assets (note 19)**	6,464	4,791	3,155
Amortisation of goodwill (note 18)***	-	-	33,227
Negative goodwill recognised as income (note 18)****	-	-	(49,820)
Minimum lease payments under operating leases in respect of land and buildings	66,033	63,701	72,081
Amortisation of prepaid land lease payments (note 17)	2,543	5,908	2,633
Auditors’ remuneration	20,494	21,802	9,423
Employee benefits expense (including directors’ remuneration – note 10):
Wages and salaries	1,529,690	1,865,072	963,859
Defined contribution expense	91,166	84,148	63,906
Defined benefit expense (note 39)	28,070	23,879	7,342
Equity-settled share option expense	22,295	28,661	7,729
	1,671,221	2,001,760	1,042,836

2006 FORM 20-F/A - THOMSON GROUP- F-169

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

9.

PROFIT/LOSS BEFORE TAX (continued)

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Loss/(gain) on disposal of items of property, plant and equipment, and prepaid land lease payments	11,562	(26,517)	(1,331)
Gain on disposal of equity investments at fair value through profit or loss	(3,179)	-	-
Loss on disposal of a subsidiary	-	-	2,075
Loss on liquidation of an available-for-sale equity investment	-	4,280	-
Impairment of items of property, plant and equipment***	37,315
Impairment of available-for-sale equity investments/ long term investments	2,550	1,058	13,011
Impairment of trade receivables***	191,365	120,196	18,890
Foreign exchange differences, net	(26,580)	72,693	(19,569)
Net rental income	(11,860)	(10,712)	-
Bank interest income	(25,345)	(30,664)	(13,811)
Restructuring costs, net of reimbursement (note 34)	22,284	(194)	16,029
Provision for warranties (note 34)	698,334	248,112	191,853
Write-down/(reversal of write-down) of inventories to net realisable value	(954)	(23,435)	51,516

#

The disclosures presented in this note include those amounts charged/credited in respect of the discontinued operation.

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

***

The amortisation of goodwill, the impairment of items of property, plant and equipment and impairment of trade receivables are included in “Other operating expenses” on the face of the consolidated income statement.

****

The negative goodwill recognised as income is included in “Other revenue and gains” on the face of the consolidated income statement.

2006 FORM 20-F/A - THOMSON GROUP- F-170

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

10.

DIRECTORS’ REMUNERATION

Directors’ remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Fees	1,088	700	300
Other emoluments:
Salaries, allowances and benefits in kind	3,912	3,448	3,072
Discretionary performance related bonuses	4,183	900	1,078
Employee share option benefits	3,652	3,254	151
Pension scheme contributions	138	94	29
	11,885	7,696	4,330
	12,973	8,396	4,630

(a) Independent non-executive directors

	2006			2005			2004
	Fees HK$’000	Employee Share option benefits HK$’000	Total HK$’000	Fees HK$’000	Employee share option benefits HK$’000	Total HK$’000	Fees HK$’000 (Unaudited)	Employee share option benefits HK$’000 (Unaudited)	Total HK$’000 (Unaudited)
Mr. Tang Guliang	225	49	274	150	51	201	30	-	30
Mr. Wang Bing	225	49	274	150	51	201	30	-	30
Mr. Hon Fongming, Perry	63	49	112	150	51	201	120	-	120
Mr. Robert Maarten Westerholf	50	-	50	-	-	-	-	-	-
	563	147	710	450	153	603	180	-	180

There was no other emoluments payable to the independent non-executive directors during the year (2005 and 2004(Unaudited): Nil).

2006 FORM 20-F/A - THOMSON GROUP- F-171

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

10.

DIRECTORS’ REMUNERATION (continued)

(b)

Executive directors and a non-executive directors

	Fees HK$’000	Salaries, allowances and benefits in kind HK$’000	Discretionary performance related bonuses HK$’000	Employee share option benefits HK$’000	Pension scheme contributions HK$’000	Total remuneration HK$’000
2006
Executive directors:
Mr. Li Dongsheng	-	1,064	-	825	20	1,909
Ms. Lu Zhongli	-	390	-	412	-	802
Mr. Hu Qiusheng	-	489	-	412	15	916
Mr. Shi Wanwen	-	641	1,132	428	28	2,229
Mr. Wang Kangping	-	-	-	230	-	230
Mr. Yuan Bing	-	116	-	54	-	170
Mr. Yan Yong, Vincent	-	1,073	3,051	568	65	4,757
Mr. Zhao Zhongyao	-	139	-	527	10	676
	-	3,912	4,183	3,456	138	11,689
Non-executive directors:
Mr. Albert Thomas da Rosa, Junior	225	-	-	49	-	274
Mr. Alastair Kenneth Ruskin Campbell	150	-	-	-	-	150
Mr. Didier Trutt	150	-	-	-	-	150
	525	3,912	4,183	3,505	138	12,263

	Fees HK$’000	Salaries, allowances and benefits in kind HK$’000	Discretionary performance related bonuses HK$’000	Employee share option benefits HK$’000	Pension scheme contributions HK$’000	Total remuneration HK$’000
2005 Executive directors:
Mr. Li Dongsheng	-	650	200	853	-	1,703
Ms. Lu Zhongli	-	390	-	427	-	817
Mr. Hu Qiusheng	-	390	231	427	-	1,048
Mr. Zhao Zhongyao	-	435	274	554	19	1,282
Mr. Yan Yong, Vincent	-	1,073	195	597	56	1,921
Mr. Suen Haywai, Felipe	-	510	-	192	19	721
Mr. Alastair Kenneth Ruskin Campbell	50	-	-	-	-	50
Mr. Didier Trutt	50	-	-	-	-	50
	100	3,448	900	3,050	94	7,592
Non-executive director:
Mr. Albert Thomas da Rosa, Junior	150	-	-	51	-	201
	250	3,448	900	3,101	94	7,793

2006 FORM 20-F/A - THOMSON GROUP- F-172

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

10.

DIRECTORS’ REMUNERATION (continued)

(b)

Executive directors and a non-executive directors (continued)

	Fees HK$’000 (Unaudited)	Salaries, allowances and benefits in kind HK$’000 (Unaudited)	Discretionary performance related bonuses HK$’000 (Unaudited)	Employee share option benefits HK$’000 (Unaudited)	Pension scheme contributions HK$’000 (Unaudited)	Total remuneration HK$’000 (Unaudited)
2004
Executive directors:
Mr. Li Dongsheng	-	650	180	-	-	830
Mr. Yuan Xincheng	-	120	-	-	-	120
Ms. Lu Zhongli	-	390	-	-	-	390
Mr. Hu Qiusheng	-	390	180	-	-	570
Mr. Zhao Zhongyao	-	112	142	-	5	259
Mr. Yan Yong, Vincent	-	305	414	24	12	755
Mr. Suen Haywai, Felipe	-	1,105	162	127	12	1,406
	-	3,072	1,078	151	29	4,330
Non-executive director:
Mr. Albert Thomas da Rosa, Junior	120	-	-	-	-	120
	120	3,072	1,078	151	29	4,450

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2005 and 2004 (Unaudited): Nil).

11.

FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year include one (2005: Nil and 2004(Unaudited): one) director, details of whose remuneration are set out in note 10 above.

Details of the remuneration of the remaining four (2005: five and 2004(Unaudited): four) non-director, highest paid employees for the year are as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Salaries, allowances and benefits in kind	9,362	10,302	6,684
Discretionary performance related bonuses	5,812	4,230	1,164
Employee share option benefits	-	-	127
Pension scheme contributions	1,288	1,501	36
Compensation for the loss of office	2,944	-	-
	19,406	16,033	8,011

2006 FORM 20-F/A - THOMSON GROUP- F-173

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

11.

FIVE HIGHEST PAID EMPLOYEES (continued)

The number of the non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees
	2006	2005	2004 (Unaudited)
HK$1,000,001 to HK$1,500,000	-	-	2
HK$1,500,001 to HK$2,000,000	-	-	1
HK$2,000,001 to HK$2,500,000	-	-	1
HK$2,500,001 to HK$3,000,000	1	1	-
HK$3,000,001 to HK$3,500,000	2	4	-
HK$3,500,001 to HK$4,000,000	-	-	-
HK$4,000,001 to HK$4,500,000	-	-	-
More than HK$4,500,001	1	-	-
	4	5	4

12.

TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5% and 2004(Unaudited): 17.5%) on the estimated assessable profits arising in Hong Kong during the year.  Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries/ jurisdications in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Group:
Current - Hong Kong
Charge for the year	16,662	11,403	29,751
Overprovision in prior years	(1,712)	-	-

Current - Elsewhere
Charge for the year	80,333	119,421	99,858
Under/(over)provision in prior years	2,437	(3,466)	-
Deferred (note 38)	(1,197)	(20,047)	(98)
Total tax charge for the year	96,523	107,311	129,511

2006 FORM 20-F/A - THOMSON GROUP- F-174

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

12.

TAX (continued)

A reconciliation of the tax expense applicable to profit/(loss) before tax using the statutory/applicable rates for the countries/jurisdictions in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Profit/(loss) before tax (including profit/(loss) before tax from a discontinued operation)	(2,403,949)	(584,098)	417,455

Tax at the statutory/applicable tax rates of different countries/jurisdictions	(514,621)	(225,978)	81,469
Lower tax rate for specific provinces or local authority	(130,737)	(145,571)	(82,724)
Effect on opening deferred tax of increase in rates	-	-	(5,928)
Adjustments in respect of current tax of previous periods	725	(3,466)	-
Profits and losses attributable to jointly- controlled entities and an associate	(1,944)	(4,169)	(40,605)
Income not subject to tax	(18,928)	(65,371)	(49,655)
Expenses not deductible for tax	80,652	168,838	128,543
Tax losses not recognised	697,641	385,865	109,530
Tax losses utilised from previous periods	(18,161)	-	(9,078)
Others	1,896	9,021	(2,041)

Tax charge at the Group’s effective rate	96,523	119,169	129,511

Represented by:
Tax charge attributable to a discontinued operation (note 13)	-	11,858	4,436
Tax charge attributable to continuing operations reported in the consolidated income statement	96,523	107,311	125,075
	96,523	119,169	129,511

The share of tax attributable to jointly-controlled entities amounting to HK$783,000 (2005: HK$1,130,000 and 2004(Unaudited): HK$14,052,000) is included in “Share of profits and losses of jointly-controlled entities and an associate” on the face of the consolidated income statement.

In accordance with the relevant tax rules and regulations of the PRC, certain of the Company’s PRC subsidiaries and jointly-controlled entities enjoy income tax exemptions and reductions.  Certain PRC subsidiaries and jointly-controlled entities are subject to income taxes at tax rates ranging from 7.5% to 33%.

2006 FORM 20-F/A - THOMSON GROUP- F-175

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

13.

DISCONTINUED OPERATION

On 21 June 2006, the Company and T.C.L. Industries entered into a sale and purchase agreement and pursuant to which the Company, inter alia, disposed of its entire interest in TCL Computer Technology (BVI) Co., Ltd. (“Computer Technology”) to T.C.L. Industries for a consideration of HK$283 million.  Computer Technology and its subsidiaries are principally engaged in the manufacture and sale of computer related products and represent a separate business segment, the Computer segment, of the Group that is part of the PRC operations.  The disposal was completed on 8 September 2006 and further details of this disposal are set out in note 47 to the consolidated financial statements.

The results of the Computer segment for the period from 1 January to 8 September 2006 and the years ended 31 December 2005 and 31 December 2004 are presented below:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Turnover	1,568,162	2,056,385	1,958,804
Other revenue	12,357	19,025	37,024
Expenses	(1,572,392)	(2,079,627)	(1,935,233)
Finance costs	(765)	(1,307)	(690)
Profit/(loss) before tax from the discontinued operation	7,362	(5,524)	59,905
Tax	-	(11,858)	(4,436)
Profit/(loss) for the year from the discontinued operation	7,362	(17,382)	55,469

The net cash flows incurred by the Computer segment are as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Operating activities	(184,904)	(41,180)	(32,338)
Investing activities	75,440	(83,976)	(10,139)
Financing activities	243,708	176,458	(21,588)

Net cash inflow/(outflow)	134,244	51,302	(64,065)

Earnings/(loss) per share:
Basic, from the discontinued operation	HK0.19 cents	HK(0.54) cents	HK2.03 cents
Diluted, from the discontinued operation	N/A	N/A	HK1.66 cents

2006 FORM 20-F/A - THOMSON GROUP- F-176

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

13.

DISCONTINUED OPERATION (continued)

The calculations of basic and diluted earnings/(loss) per share from the discontinued operation are based on:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Earnings/(loss) Profit/(loss) attributable to ordinary equity holders of the parent from the discontinued operation used in the basic and diluted earnings/(loss) per share calculation	7,362	(17,382)	55,469

	2006	2005	Number of shares 2004 (Unaudited)
Shares Weighted average number of ordinary shares in issue during the year used in basic earnings/(loss) per share calculation	3,902,951,727	3,210,011,179	2,736,752,618

Effect of dilution - weighted average number of ordinary shares:
Assumed to have been issued at no consideration on deemed exercise of all outstanding share options	-	6,240,721	14,089,054
Deemed conversion of all convertible notes	-	105,886,421	112,381,287
Deemed exercise of the Exchange Option during the year	-	692,778,748	480,378,535

Weighted average number of ordinary shares used in diluted earnings/(loss) per share calculation	3,902,951,727	4,014,917,069	3,343,601,494

Diluted earnings/(loss) per share amounts for the year ended 31 December 2006 and 31 December 2005 have not been disclosed, as the share options outstanding during these years and the convertible notes and Exchange Option outstanding during the prior year had an anti-dilutive effect on the basic earnings/(loss) per share for these years.

2006 FORM 20-F/A - THOMSON GROUP- F-177

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

14.

DIVIDENDS

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Interim - Nil (2005: Nil and 2004(Unaudited): HK4 cents per share)	-	-	110,316
Distribution in specie	-	-	1,351,585
Proposed final - Nil (2005: Nil and 2004(Unaudited): HK4 cents per share)	-	-	110,346
	-	-	1,572,247

The directors do not recommend the payment of any dividend in respect of the year.

15.

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculations of basic and diluted earnings/(loss) per share are based on:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Earnings/(loss)

Profit/(loss) attributable to ordinary equity holders of the parent, used in the basic loss per share calculation:
From continuing operations	(2,504,676)	(581,511)	253,516
From a discontinued operation	7,362	(17,382)	55,469
	(2,497,314)	(598,893)	308,985

Effect of dilutive potential ordinary shares:
Interest on convertible notes	-	6,400	7,541
Adjustment to minority interests upon exercise of the Exchange Option	-	(100,372)	(20,597)

Earnings/(loss) for the purpose of diluted earnings/ (loss) per share	(2,497,314)	(692,865)	295,929

2006 FORM 20-F/A - THOMSON GROUP- F-178

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

15.

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (continued)

		Number of employees
	2006	2005	2004 (Unaudited)
Shares Weighted average number of ordinary shares in issue during the year used in basic earnings/ (loss) per share calculation	3,902,951,727	3,210,011,179	2,736,752,618

Effect of dilution - Weighted average number of ordinary shares: Assumed to have been issued at no consideration on deemed exercise of all outstanding share options	-	6,240,721	14,089,054
Deemed conversion of all convertible notes	-	105,886,421	112,381,287
Deemed exercise of the Exchange Option during the year	-	692,778,748	480,378,535

Weighted average number of ordinary shares used in diluted earnings/(loss) per share calculation	3,902,951,727	4,014,917,069	3,343,601,494

Diluted loss per share amounts for the year ended 31 December 2006 and 31 December 2005 have not been disclosed, as the share options outstanding during these years and the convertible notes and the Exchange Option outstanding during the prior year had an anti-dilutive effect on the basic loss per share for these years.

2006 FORM 20-F/A - THOMSON GROUP- F-179

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

16.

PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$’000	Leasehold improvements HK$’000	Plant and machinery HK$’000	Furniture, fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
31 December 2006

At 1 January 2006:
Cost	1,583,171	97,094	1,326,965	360,223	67,377	139,388	3,574,218
Accumulated depreciation	(146,514)	(23,863)	(504,106)	(141,533)	(35,780)	-	(851,796)
Net carrying amount	1,436,657	73,231	822,859	218,690	31,597	139,388	2,722,422

At 1 January 2006, net of accumulated depreciation	1,436,657	73,231	822,859	218,690	31,597	139,388	2,722,422
Additions	7,289	9,429	62,383	78,679	5,015	62,541	225,336
Disposals	(25,270)	(6,333)	(45,049)	(70,619)	(1,543)	(36,151)	(184,965)
Disposal of subsidiaries (note 42(c))	(283,939)	-	(1,145)	(16,201)	(1,979)	-	(303,264)
Deconsolidation of a subsidiary (note 42(d))	-	-	(4,052)	(1,104)	-	-	(5,156)
Depreciation provided during the year	(59,090)	(14,217)	(227,704)	(99,137)	(7,943)	-	(408,091)
Impairment	-	(21)	(99,681)	(21,663)	-	(12,000)	(133,365)
Transfers	21,148	-	77,018	17,976	-	(116,142)	-
Exchange realignment	40,131	1,956	22,526	11,666	829	3,766	80,874

At 31 December 2006, net of accumulated depreciation and impairment	1,136,926	64,045	607,155	118,287	25,976	41,402	1,993,791

At 31 December 2006:
Cost	1,341,218	101,649	1,458,552	353,801	61,939	53,874	3,371,033
Accumulated depreciation and impairment	(204,292)	(37,604)	(851,397)	(235,514)	(35,963)	(12,472)	(1,377,242)

Net carrying amount	1,136,926	64,045	607,155	118,287	25,976	41,402	1,993,791

2006 FORM 20-F/A - THOMSON GROUP- F-180

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

16.

PROPERTY, PLANT AND EQUIPMENT (continued)

	Leasehold Land and buildings HK$’000	Leasehold improve- ments HK$’000	Furniture, Plant and machinery HK$’000	fixtures and equipment HK$’000	Motor vehicles HK$’000	Construction in progress HK$’000	Total HK$’000
31 December 2005

At 1 January 2005:
Cost	1,261,101	32,307	1,294,566	302,624	65,170	179,804	3,135,572
Accumulated depreciation	(129,543)	(11,676)	(457,828)	(119,710)	(27,132)	-	(745,889)
Net carrying amount	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683

At 1 January 2005, net of accumulated depreciation	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683
Additions	286,716	42,565	107,201	131,603	13,085	274,414	855,584
Disposals	(67,290)	(2,914)	(60,311)	(44,201)	(3,080)	-	(177,796)
Depreciation provided during the year	(65,036)	(13,554)	(167,397)	(71,423)	(16,880)	-	(334,290)
Transfers	149,407	25,730	109,590	23,381	-	(308,108)	-
Exchange realignment	1,302	773	(2,962)	(3,584)	434	(6,722)	(10,759)

At 31 December 2005, net of accumulated depreciation	1,436,657	73,231	822,859	218,690	31,597	139,388	2,722,422

At 31 December 2005:
Cost	1,583,171	97,094	1,326,965	360,223	67,377	139,388	3,574,218
Accumulated depreciation	(146,514)	(23,863)	(504,106)	(141,533)	(35,780)	-	(851,796)
Net carrying amount	1,436,657	73,231	822,859	218,690	31,597	139,388	2,722,422

2006 FORM 20-F/A - THOMSON GROUP- F-181

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

16.

PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings HK$’000 (Unaudited)	Leasehold improve- ments HK$’000 (Unaudited)	Plant and machinery HK$’000 (Unaudited)	Furniture, fixtures and equipment HK$’000 (Unaudited)	Motor vehicles HK$’000 (Unaudited)	Construction in progress HK$’000 (Unaudited)	Total HK$’000 (Unaudited)
31 December 2004

At 1 January 2004:
Cost	372,452	93,527	557,145	186,472	47,393	173,342	1,430,331
Accumulated depreciation	(88,648)	(69,200)	(305,244)	(105,635)	(27,522)	-	(596,249)
Net carrying amount	283,804	24,327	251,901	80,837	19,871	173,342	834,082

At 1 January 2004, net of accumulated depreciation	283,804	24,327	251,901	80,837	19,871	173,342	834,082
Additions	20,810	29,255	186,606	69,465	24,329	281,817	612,282
Acquisition of subsidiaries (note 42(b))	564,497	2,560	464,001	82,387	6,804	82,689	1,202,938
Disposal of subsidiaries (note 42(c))	-	-	821	(3,190)	(22)	-	(2,391)
Disposals	(11,699)	(23,840)	(3,129)	(20,120)	(3,289)	-	(62,077)
Depreciation provided during the year	(43,274)	(15,146)	(139,785)	(37,906)	(9,690)	-	(245,801)
Transfers	292,993	3,396	60,925	6,635	46	(363,995)	-
Exchange realignment	24,427	79	15,398	4,806	(11)	5,951	50,650

At 31 December 2004, net of accumulated depreciation	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683

At 31 December 2004:
Cost	1,261,101	32,307	1,294,566	302,624	65,170	179,804	3,135,572
Accumulated depreciation	(129,543)	(11,676)	(457,828)	(119,710)	(27,132)	-	(745,889)
Net carrying amount	1,131,558	20,631	836,738	182,914	38,038	179,804	2,389,683

The Group’s land and buildings are situated outside of Hong Kong and held under the following lease terms:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Freehold	438,022	500,478	486,891
Short term leases	115,641	94,495	68,215
Medium term leases	787,555	988,198	705,995
	1,341,218	1,583,171	1,261,101

At 31 December 2006, certain of the Group’s buildings with a net book value of HK$92,834,000 (2005: HK$90,090,000 and 2004(Unaudited): Nil) were pledged to secure general banking facilities granted to a subsidiary of the Company.

2006 FORM 20-F/A - THOMSON GROUP- F-182

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

17.

PREPAID LAND LEASE PAYMENTS

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Carrying amount at 1 January:
As at previously reported	68,063	-	-
Effect of adopting HKAS 17	-	58,721	34,837
As restated	68,063	58,721	34,837

Additions	25,195	37,416	4,859
Acquisition of subsidiaries (note 42(b))	-	-	29,453
Disposals	-	(22,724)	(7,795)
Disposal of subsidiaries (note 42(c))	(4,836)	-	-
Amortised during the year	(2,543)	(5,908)	(2,633)
Exchange realignment	2,702	558	-

Carrying amount at 31 December	88,581	68,063	58,721
Current portion included in other receivables
(note 29)	(2,263)	(5,440)	(3,807)
Non-current portion	86,318	62,623	54,914

The Group’s leasehold land is situated in the PRC and held under the following lease terms:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Short term leases	22,634	18,225	15,567
Medium term leases	65,947	49,838	43,154
	88,581	68,063	58,721

2006 FORM 20-F/A - THOMSON GROUP- F-183

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

18.

GOODWILL/NEGATIVE GOODWILL

	Goodwill HK$’000	Negative goodwill HK$’000
31 December 2006

Cost and carrying amount at 1 January 2006	206,639	-
Acquisition of minority interests (note 42(a))	63,138	-
Disposal of subsidiaries (note 42(c))	(150,139)	-
Cost and carrying amount at 31 December 2006	119,638	-

		Negative
	Goodwill	goodwill
	HK$’000	HK$’000
31 December 2005

At 1 January 2005:
Cost as previously reported	331,357	(598,490)
Effect of adopting HKFRS 3	(124,718)	598,490
Cost as restated	206,639

Accumulated amortisation as previously reported	124,718	(50,474)
Effect of adopting HKFRS 3	(124,718)	50,474
Accumulated amortisation		-

Net carrying amount	206,639	-

Cost and carrying amount at 31 December 2005	206,639	-

2006 FORM 20-F/A - THOMSON GROUP- F-184

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

18.

GOODWILL/NEGATIVE GOODWILL (continued)

31 December 2004	Goodwill HK$’000 (Unaudited)	Negative goodwill HK$’000 (Unaudited)

At 1 January 2004:
Cost	336,670	(654)
Accumulated amortisation	(92,131)	654
Net carrying amount	244,539	-

Cost at 1 January 2004, net of accumulated amortisation	244,539	-
Acquisition of subsidiaries (note 42(b))	-	(597,836)
Disposal of a subsidiary (note 42(c))	(4,673)	-
Recognised as income/(amortisation provided) during the year	(33,227)	49,820

At 31 December 2004	206,639	(548,016)

At 31 December 2004:
Cost	331,357	(598,490)
Accumulated amortisation	(124,718)	50,474
Net carrying amount	206,639	(548,016)

As further detailed in note 3.4 to the consolidated financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of business combinations which occurred prior to 2001 to remain eliminated against the consolidated capital reserve.

At 31 December 2006, the amount of goodwill remaining in the consolidated capital reserve, arising from the acquisition of a subsidiary prior to the adoption of SSAP 30 in 2001, was HK$1,819,000 (2005: HK$1,819,000 and 2004(Unaudited): HK$1,819,000), representing its cost.

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

•

PRC television products cash-generating unit; and

•

PRC computer products cash-generating unit.

2006 FORM 20-F/A - THOMSON GROUP- F-185

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

18.

GOODWILL/NEGATIVE GOODWILL (continued)

The carrying amount of goodwill allocated to each of the cash-generating units is as follows:

	PRC television products HK$’000	PRC computer products HK$’000	Total HK$’000

Carrying amount of goodwill:
At 31 December 2006	119,638	-	119,638
At 31 December 2005 and 2004(Unaudited)	56,500	150,139	206,639

PRC television products cash-generating unit

The recoverable amount of the PRC television products cash-generating unit has been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.  The discount rate applied to cash flow projections is 7.6% (2005: 8%) and cash flows beyond the five-year period are extrapolated using a steady growth rate.

Management has determined the budgeted gross margins based on past performance and its expectation for market development.  The discount rates used are before tax and reflect specific risks relating to the relevant units.

19.

OTHER INTANGIBLE ASSETS

	Patents and licences HK$’000	Trademarks HK$’000	Total HK$’000
31 December 2006:
Cost at 1 January 2006, net of accumulated amortisation	14,060	77,933	91,993
Amortisation provided during the year	(3,928)	(2,536)	(6,464)
Impairment during the year	-	(19,137)	(19,137)
Exchange realignment	-	1,392	1,392

At 31 December 2006	10,132	57,652	67,784

At 31 December 2006:
Cost	15,695	90,890	106,585
Accumulated amortisation and impairment	(5,563)	(33,238)	(38,801)

Net carrying amount	10,132	57,652	67,784

2006 FORM 20-F/A - THOMSON GROUP- F-186

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

19.

OTHER INTANGIBLE ASSETS (continued)

	Patents and licences HK$’000	Trademarks HK$’000	Total HK$’000
31 December 2005:

Cost at 1 January 2005, net of accumulated amortisation	-	26,506	26,506
Additions	15,695	57,764	73,459
Amortisation provided during the year	(1,635)	(3,156)	(4,791)
Exchange realignment	-	(3,181)	(3,181)

At 31 December 2005	14,060	77,933	91,993

At 31 December 2005:
Cost	15,695	87,667	103,362
Accumulated amortisation	(1,635)	(9,734)	(11,369)

Net carrying amount	14,060	77,933	91,993

31 December 2004:	Patents and licences HK$’000 (Unaudited)	Trademarks HK$’000 (Unaudited)	Total HK$’000 (Unaudited)
At 1 January 2004:
Cost	-	31,707	31,707
Accumulated amortisation	-	(3,963)	(3,963)

Net carrying amount	-	27,744	27,744

Cost at 1 January 2004, net of accumulated amortisation	-	27,744	27,744
Amortisation provided during the year	-	(3,155)	(3,155)
Exchange realignment	-	1,917	1,917

At 31 December 2004	-	26,506	26,506

At 31 December 2004 and 1 January 2005:
Cost	-	34,201	34,201
Accumulated amortisation	-	(7,695)	(7,695)

Net carrying amount	-	26,506	26,506

Included in the balance of trademarks are certain trademarks with an aggregate carrying value of HK$56,598,000 (2005: HK$56,598,000 and 2004(Unaudited): Nil) which have indefinite useful lives.  These trademarks are treated as having an indefinite useful life because, in the opinion of the directors, there is no foreseeable limit to the period over which these trademarks may be used to generate cash flows to the Group.

The recoverable amounts of these trademarks have been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.  The discount rate applied to cash flow projections is 11% (2005: 15%) and cash flows beyond the five-year period are extrapolated using a steady growth rate.  The projected cash flows are determined by estimated future revenue based on management expectations for market development.

2006 FORM 20-F/A - THOMSON GROUP- F-187

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

20.

PRINCIPAL SUBSIDIARIES

Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company			Principal activities
			2006	2005	2004 (Unaudited)
Guangzhou Digital Rowa Technology Co., Ltd.**	PRC	RMB120,000,000	70	70	70	Manufacture of audio-visual products
Inner Mongolia TCL King Electrical Appliance Company Limited*	PRC	RMB88,130,825	100	100	67	Manufacture of audio-visual products
Manufacturas Avanzadas, S.A. de. C.V.	Mexico	US$25,452,000	100	100	67	Manufacture of audio-visual products
TTE Corporation @	British Virgin Islands/ Hong Kong	US$10,000	100	100	67	Investment holding
Shenzhen TCL New Technology Company Limited**	PRC	RMB10,608,600	100	100	67	Manufacture and sale of audio-visual products
TTE Europe SAS	France	Euro159,394,580	100	100	67	Trading of audio-visual products and components
TCL (Vietnam) Corporation Limited	Vietnam	VND 37,135,000,000	100	100	67	Manufacture and sale of audio-visual products
TCL Digital Science and Technology (Wuxi) Company Limited**	PRC	RMB122,570,000	70	70	47	Manufacture of audio-visual products
TCL Electrical Appliance Sales Co., Ltd.**	PRC	RMB30,000,000	100	51	51	Operation of a distribution network in the PRC

Continued /…

2006 FORM 20-F/A - THOMSON GROUP- F-188

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

20.

PRINCIPAL SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company			Principal activities
			2006	2005	2004 (Unaudited)
TCL Electronics (HK) Limited	Hong Kong	HK$30,000,000	100	100	67	Trading of audio-visual products and components
TCL Electronics (Thailand) Co. Limited	Thailand	THB100,000,000	100	100	67	Trading of audio-visual products and components
TCL Holdings (BVI) Limited	British Virgin Islands/ Hong Kong	US$25,000	100	100	67	Investment holding
TTE Belgium	Belgium	EUR61,500	100	100	-	Investment holding
TCL International Electronics (BVI) Limited	British Virgin Island/Hong Kong	US$1	100	100	-	Investment holding
TTE (North America) Holdings Limited	British Virgin Island/Hong Kong	US$1	100	100	-	Investment holding
TCL India Holdings Pvt. Limited	India	INR246,087,489	100	100	67	Trading of audio-visual products and components
TCL Information Technology Industrial (Group) Co., Ltd. @	British Virgin Islands/ Hong Kong	US$4,500,000	100	100	100	Investment holding
TCL King Electrical Appliances (Chengdu) Company Limited**	PRC	HK$95,000,000	100	100	67	Manufacture of audio-visual products
TCL King Electrical Appliances (Huhehaote) Company Limited**	PRC	RMB21,400,000	100	100	67	Manufacture of audio-visual products

Continued /…

2006 FORM 20-F/A - THOMSON GROUP- F-189

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

20.

PRINCIPAL SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company			Principal activities
			2006	2005	2004 (Unaudited)
TCL King Electrical Appliances (Huizhou) Company Limited*	PRC	RMB274,400,000	100	100	67	Manufacture and sale of audio-visual products and trading of components
TCL King Electrical Appliances (Nanchang) Company Limited**	PRC	RMB21,400,000	100	100	67	Manufacture of audio-visual products
TCL King Electrical Appliances (Wuxi) Company Limited**	PRC	RMB10,608,000	70	70	47	Manufacture of audio-visual products
TCL King Electronics (Shenzhen) Company Limited*	PRC	RMB107,000,000	100	100	67	Manufacture of audio-visual products
TCL OEM Sales Limited	Hong Kong	HK$2	100	100	67	Trading of audio-visual products and components
TCL Overseas Consumer Electronics Limited	Hong Kong	HK$100	100	100	67	Trading of audio-visual products and components
TCL Overseas Electronics (Huizhou) Limited*	PRC	RMB106,819,156	100	100	67	Manufacture of audio-visual products
TCL Overseas Holdings Limited	British Virgin Islands/ Hong Kong	US$1	100	100	67	Investment holding
TCL Overseas Marketing Limited	British Virgin Islands/ Hong Kong	US$1	100	100	67	Trading of audio-visual products and components
TCL Technoly Electronics (Huizhou) Co., Ltd.*	PRC	RMB45,730,500	100	100	100	Manufacture and sale of audio-visual products
TCL- Thomson Electronics (Thailand) Co., Ltd.	Thailand	THB220,000	100	100	67	Trading of audio-visual products and components

Continued /…

2006 FORM 20-F/A - THOMSON GROUP- F-190

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

20.

PRINCIPAL SUBSIDIARIES (continued)

Name	Place of incorporation/ registration and operations	Nominal value of issued/ paid-up capital	% of equity attributable to the Company			Principal activities
			2006	2005	2004 (Unaudited)
TCL- Thomson Electronics Polska S.P. Zo.o	Poland	PLN92,463	100	100	67	Manufacture of audio-visual products
Thomson Televisions De Mexico, S.A de C.V.	Mexico	US$22,103,000	100	100	67	Manufacture of audio-visual products
TTE Technology Canada Limited	Canada	CAD816,000	100	100	67	Trading of audio-visual products and components
TTE Technology Inc.	USA	US$75,954,000	100	100	67	Trading of audio-visual products and components
TCL Russia LLC	Russia	RUB3,000,000	100	100	67	Trading of audio-visual products and components
TCL Go Video	Cayman Islands/USA	US$0.1	100	100	-	Intellectual property holding

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

2006 FORM 20-F/A - THOMSON GROUP- F-191

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

21.

INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Share of net assets	110,444	157,088	146,375

The Group’s trade receivables and payables due from/to the jointly-controlled entities are disclosed in notes 27 and 32 to the consolidated financial statements, respectively.

Particulars of the jointly-controlled entities, all of which are indirectly held by the Company, are as follows:

Name	Particulars of issued shares/ registered capital	Place of incorporation/ registration and operations	Percentage of			Principal activities
			Ownership interest	Voting power	Profit sharing
Henan TCL-Melody Electronics Co., Ltd.	US$16,550,000	PRC	52	57	52	Manufacture and sale of audio-visual products
TCL Sun, Inc.	Ordinary shares of PHP100 each	Philippines	50	50	50	Trading of audio-visual products

2006 FORM 20-F/A - THOMSON GROUP- F-192

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

21.

INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The following table illustrates the summarised financial information of the Group’s jointly-controlled entities:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Share of the jointly-controlled entities’ assets and liabilities:
Current assets	132,984	178,406	147,064
Non-current assets	17,494	46,414	49,413
Current liabilities	(38,016)	(65,897)	(48,000)
Non-current liabilities	(2,018)	(1,835)	(2,102)

Net assets	110,444	157,088	146,375

Share of the jointly-controlled entities’ results:
Turnover	666,267	773,229	2,853,414
Other revenue	887	2,204	58,917
Total revenue	667,154	775,433	2,912,331

Total expenses	(662,419)	(765,091)	(2,817,815)
Tax	(1,146)	(1,130)	(14,052)

Profit after tax	3,589	9,212	80,464

2006 FORM 20-F/A - THOMSON GROUP- F-193

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

22.

INTERESTS IN AN ASSOCIATE

	Group
	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Share of net assets	69,566	-	-

Particulars of the associate is as follows:

Name	Particulars of registered capital	Place of registration and operations	Percentage of ownership interest attributable to the Group	Principal activities
TCL Finance Co., Ltd	RMB500,000,000	PRC	14	Provision of financial services

The Group’s shareholding in TCL Finance is held through an indirectly wholly-owned subsidiary of the Company.

Although the Group holds less than 20% of the voting power of TCL Finance, in the opinion of the directors, the Group is in a position to exercise significant influence over TCL Finance through its representation on the board of directors and its participation in policy-making processes of TCL Finance.

TCL Finance has been accounted for using the equity method in these financial statements, and the financial year end of TCL Finance is coterminous with that of the Group.

The following table illustrates the summarised financial information of TCL Finance extracted from its financial statements:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Assets	582,740	-	-
Liabilities	85,840	-	-
Revenues	5,422	-	-
Loss	(502)	-	-

2006 FORM 20-F/A - THOMSON GROUP- F-194

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

23.

AVAILABLE-FOR-SALE INVESTMENTS/LONG TERM INVESTMENTS

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Unlisted equity investments, at cost	5,055	15,831	55,312
Provision for impairment	(2,730)	(1,058)	(13,011)
	2,325	14,773	42,301

The Group’s available-for-sale equity investments represent investments in unlisted equity securities in the PRC.  In the opinion of the directors, the fair value of these unlisted equity investments cannot be reliably measured because (a) they do not have quoted market prices in an active market; (b) the range of reasonable fair value estimates is significant for these investments; and (c) the probabilities of the various estimates cannot be reasonably assessed and used in estimating fair value.  As such, all these unlisted equity securities are stated at cost less any impairment losses.

24.

LONG TERM RECEIVABLES

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Angers Factory Assets	(a)	-	147,154	168,376
Trademark fee reinvestment	(b)	-	81,151	115,438
Restructuring costs reimbursement receivable from Thomson	34	-	54,338	-
Trade receivables	27	-	76,131	140,769
		-	358,774	424,583

2006 FORM 20-F/A - THOMSON GROUP- F-195

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

24.

LONG TERM RECEIVABLES (continued)

Notes:

(a)

Pursuant to the Agreement relating to Thomson Television Angers dated 30 July 2004 (as amended and restated by the Amended and Restated Agreement (Angers) dated 1 September 2005 (the “Amended Angers Agreement”)), TTE shall purchase certain existing assets and new assets of the Angers Factory owned by Thomson (the “Angers Factory Assets”) with an aggregate fair value of Euro16 million for a nominal consideration of Euro1 within five years from 30 July 2004.

According to the Settlement Term Sheet and the Master Agreement and as further amended by the Amendment to Amended and Restated Agreement (Angers) dated 13 February 2007, Thomson agreed to pay to TTE the amount of Euro15 million (the “Assets Settlement”) in lieu of, and in full satisfaction and discharge of, any outstanding obligations of Thomson in respect of the Angers Factory Assets.

According to the Settlement Term Sheet and the Master Agreement, the Assets Settlement was settled by way of offsetting part of the loan due to Thomson as at 31 August 2006 (note 36), and a loss of approximately HK$10 million arising from the Assets Settlement was charged to the income statement for the year ended 31 December 2006 and was included as “Net gain arising from the Settlement Term Sheet” as detailed in note 7 to the consolidated financial statements.

2006 FORM 20-F/A - THOMSON GROUP- F-196

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

24.

LONG TERM RECEIVABLES (continued)

(b)

	Note	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Total at 31 December		-	106,786	115,438
Less: Portion classified as current assets	29	-	(25,635)	-
Non-current portion		-	81,151	115,438

Pursuant to the Thomson Trademark License Agreement dated 30 July 2004 (the “Original Trademark Agreement”), Thomson is required to reinvest the trademark fee receivable from TTE in respect of the sales of certain Thomson-owned brands televisions for the period from the second until the fifth anniversaries (the “Reinvestment Period”) after the closing (i.e. 30 July 2004) of the Combination Agreement dated 28 January 2004 (the “Combination Agreement”) in general brand awareness advertising campaigns for such brands for the benefits of TTE (hereafter referred to as the “Advertising Obligations”).

The Original Trademark Agreement was restated and replaced by the Amended and Restated Thomson Trademark License Agreement dated 1 July 2006 (the “Amended Trademark Agreement”).  Pursuant to the Amended Trademark Agreement and as further supplemented by the terms of the Settlement Term Sheet, Thomson agreed to compensate the Group Euro10 million (the “Compensation”) for the restructuring of the Original Trademark Agreement.  As a result of the restructuring, Thomson was fully released and discharged from the Advertising Obligations.  According to the Settlement Term Sheet and the Master Agreement, the Compensation was settled by way of offsetting part of the loan due to Thomson as at 31 August 2006 (note 36), and the difference of approximately HK$11 million was charged to the Group’s income statement for the year ended 31 December 2006 and was included as “Net gain arising from the Settlement Term Sheet” as detailed in note 7 to the consolidated financial statements.

2006 FORM 20-F/A - THOMSON GROUP- F-197

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

25.

PREPAID ROYALTY

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Total at 31 December	286,539	603,425	676,295
Less: Portion classified as current assets (note 29)	(16,943)	(39,751)	(55,927)
Non-current portion	269,596	563,674	620,368

Pursuant to the Patent Royalty Agreement dated 30 July 2004 (the “Patent Royalty Agreement”) signed between Thomson Licensing S.A. (“TLSA”) (a subsidiary of Thomson) and TTE, a paid-up royalty account with an initial amount of Euro70 million (the “Prepaid Royalty Amount”) was established.  Any royalties payable under the patent license agreement(s) between TLSA or its affiliates and TTE or its affiliates will be paid out of the Prepaid Royalty Amount.  After the fourth anniversary of the Patent Royalty Agreement, TTE may elect to apply the remaining balance of the Prepaid Royalty Amount to pay any other amounts that may be due to TLSA and its affiliates under certain other operation agreements associated with the Combination Agreement.

Pursuant to the Settlement Term Sheet and the Master Agreement, Thomson agreed to repay TTE an amount of Euro30.4 million (the “Partial Royalty Repayment”) in respect of the portion of the Prepaid Royalty Amount that TTE has allocated to TTE Europe.  The Partial Royalty Repayment was settled partly by cash and partly by way of offsetting part of the loan due to Thomson as at 31 August 2006 (note 36). A loss of approximately HK$43 million arose from this settlement.  The loss was charged to the Group’s income statement for the year ended 31 December 2006 and was included as “Net gain arising from the Settlement Term Sheet” as detailed in note 7 to the consolidated financial statements.

26.

INVENTORIES

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Raw materials	848,461	1,495,297	1,441,926
Work in progress	271,349	319,628	365,715
Finished goods	2,087,109	2,784,414	2,757,859
	3,206,919	4,599,339	4,565,500

At 31 December 2006, certain of the Group’s raw materials, work in progress and finished goods with net book values of HK$34,361,000 (2005 and 2004 (Unaudited): Nil), HK$1,174,000 (2005 and 2004 (Unaudited): Nil) and HK$17,757,000 (2005 and 2004 (Unaudited): Nil), respectively, were pledged to secure general banking facilities granted to a subsidiary of the Group (note 35).

2006 FORM 20-F/A - THOMSON GROUP- F-198

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

27.

TRADE AND BILLS RECEIVABLES

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Due from third parties:
Trade receivables		3,053,823	5,191,517	4,842,183
Bills receivable		496,755	785,466	907,848
		3,550,578	5,976,983	5,750,031
Due from related parties:
The ultimate holding company	28	1,987	30,004	-
Companies controlled by TCL Corporation	28	12,291	34,707	19,633
Thomson and companies controlled by Thomson (collectively the “Thomson Group”)	28	10,565	41,765	7,832
Jointly-controlled entities	28	19,709	29,645	35,047
		44,552	136,121	62,512
Total		3,595,130	6,113,104	5,812,543
Less: Portion classified as non-current assets	24	-	(76,131)	(140,769)
Current portion		3,595,130	6,036,973	5,671,774

The majority of the Group’s sales in the PRC were made on the cash-on-delivery basis and on commercial bills guaranteed by banks with credit periods ranging from 30 to 90 days.  For overseas sales, the Group usually requires settlement by letters of credit with tenures ranging from 90 to 180 days.  Sales to certain long term strategic customers were made on the open-account basis with credit terms of no more than 180 days.  The Group also entered into certain receivables purchase agreements with its banks and a factoring company. Pursuant to the related agreements, the trade receivables of certain major customers were factored to the relevant banks and the factoring company.

In view of the aforementioned and the fact that the Group’s trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk.  Trade receivables are non-interest-bearing.

2006 FORM 20-F/A - THOMSON GROUP- F-199

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

27.

TRADE AND BILLS RECEIVABLES (continued)

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Current to 90 days	3,274,377	5,593,526	5,191,272
91 to 180 days	163,770	124,902	552,555
181 to 365 days	119,421	247,726	65,602
Over 365 days	37,562	146,950	3,114
	3,595,130	6,113,104	5,812,543

At 31 December 2006, the Group’s trade receivables of HK$764,384,000 (2005:HK$1,110,972,000 and 2004 (Unaudited): Nil) (the “Factored Receivables”) were factored to certain banks and a factoring company under certain receivables purchase agreements.  The Group continued to recognise the Factored Receivables in the balance sheet because, in the opinion of the directors, the Group has retained substantially all the risks and rewards of ownership of the Factored Receivables, either the risks in respect of default payments or the time value of money, as at the balance sheet date.

Moreover, at 31 December 2005, the Group discounted bills receivable of HK$20,082,000 to a bank with recourse (the “Discounted Bills”).  The Discounted Bills were included in the above balance of bills receivables at 31 December 2005 because the derecognition criteria for financial assets were not met.

Accordingly, the advances from the relevant banks of HK$764,384,000 (2005: HK$828,433,000 and 2004 (Unaudited): Nil) received by the Group as consideration for the Factored Receivables and the Discounted Bills at the balance sheet dates and the advances of HK$302,621,000 from a factoring company as consideration for the Factored Receivables as at 31 December 2005 were recognised as liabilities and included in “Interest-bearing bank and other borrowings”(note 35).

28.

DUE FROM/TO THE ULTIMATE HOLDING COMPANY/COMPANIES CONTROLLED BY TCL CORPORATION/THE THOMSON GROUP/JOINTLY-CONTROLLED ENTITIES

The amounts are unsecured and are repayable within one year.  The amounts are interest-free, except for the amount of HK$281,747,000 (2005: HK$717,863,000 and 2004 (Unaudited): HK$246,965,000) due to the ultimate holding company which bears interest at 4.32% per annum, being the loan interest rate offered by the Export-Import Bank of China (2005: 2.8% per annum, being the discount rate for bills of exchange offered by the People’s Bank of China and 2004 (Unaudited): 5.022% per annum, being 10% discount below the six-month to one-year short term loan interest rate declared by the People’s Bank of China).

2006 FORM 20-F/A - THOMSON GROUP- F-200

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

29.

OTHER RECEIVABLES

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Prepayments, deposits and other receivables		708,061	1,199,517	1,110,075
Prepaid land lease payments	17	2,263	5,440	3,807
Trademark fee reinvestment	24(b)	-	25,635	-
Prepaid royalty	25	16,943	39,751	55,927
Due from Thomson Group (note)	28	160,766	-	152,450
Due from the ultimate holding company	28	1,187	-	-
Restructuring costs reimbursement receivable from Thomson	34	37,705	-	-
		926,925	1,270,343	1,322,259

Note:

The balance as at 31 December 2006 represented the net amount receivable from the Thomson Group arising from the Settlement Term Sheet and the Master Agreement.  It was fully settled by the Thomson Group on 16 February 2007.

30.

EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Equity securities listed in Hong Kong	-	9,941	32,801
Mutual funds listed in Europe	-	-	84,093
Call option (note)	-	37,653	-

At 31 December, at market value	-	47,594	116,894

The above equity investments at 31 December 2005 were classified as held for trading.

Note:

The call option was granted by Thomson pursuant to the Common Stock Call Option Agreement dated 30 July 2004 and is exercisable during the period from 1 November 2004 to 31 October 2006 for the purchase of 2.5 million shares of common stock of Thomson from Thomson at an exercise price of Euro18.12 per share (the “Call Option”).  The fair value of the Call Option at 31 December 2005 was estimated by the directors using the binomial model, taking into account the terms and conditions upon which the Call Option was granted.  The Call Option was not exercised by the Company and lapsed on 31 October 2006.

2006 FORM 20-F/A - THOMSON GROUP- F-201

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

31.

CASH AND BANK BALANCES AND PLEDGED DEPOSITS

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Total cash and bank balances	1,904,633	1,952,122	1,833,272
Less: Time deposits pledged for banking facilities (note 35)	(10,000)	(90,165)	-
Cash and bank balances	1,894,633	1,861,957	1,833,272

Cash at banks earns interest at floating rates based on daily bank deposit rates.  Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates.  The carrying amounts of the cash and bank balances and the pledged deposits approximate to their fair values.

Included in the Group’s cash and bank balances are deposits of HK$62,056,000 (2005 and 2004 (Unaudited): Nil) placed with TCL Finance, a financial institution approved by the People’s Bank of China.  The interest rate for these deposits was 0.72% per annum, being the savings rate offered by the People’s Bank of China.  Further details of the interest income attributable to the deposits with TCL Finance are set out in note 47 to the consolidated financial statements.

Included also in the Group’s cash and bank balances is a balance of HK$50,963,000 (2005 and 2004 (Unaudited): Nil) held in an escrow bank account which is designated to finance the termination costs in respect of the employees of the EU Business in France.

32.

TRADE AND BILLS PAYABLES

	Notes		2005 HK$’000	2004 HK$’000 (Unaudited)
Due to third parties:
Trade payables		3,810,491	5,300,868	3,938,055
Bills payable		403,752	978,540	974,717
		4,214,243	6,279,408	4,912,772
Due to related parties:
Companies controlled by TCL Corporation	28	225,066	226,011	245,864
The Thomson Group	28	58,391	242,159	1,430,065
Jointly-controlled entities	28	144,615	119,564	60,512
		428,072	587,734	1,736,441
		4,642,315	6,867,142	6,649,213

2006 FORM 20-F/A - THOMSON GROUP- F-202

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

32.

TRADE AND BILLS PAYABLES (continued)

An aged analysis of the trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Current to 90 days	4,580,604	6,547,730	6,123,466
91 to 180 days	35,744	77,039	479,123
181 to 365 days	25,967	197,155	15,610
Over 365 days	-	45,218	31,014
	4,642,315	6,867,142	6,649,213

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

33.

OTHER PAYABLES AND ACCRUALS

		2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Other payables and accruals	(a)	2,042,594	1,869,632	1,656,962
Due to the immediate holding company	(b)	36,040	47,039	-
Due to companies controlled by TCL Corporation	28	20,901	-	-
		2,099,535	1,916,671	1,656,962

(a)

The other payables are non-interest-bearing and are expected to be settled within one year.

(b)

The amount due to the immediate holding company is unsecured, interest-free and repayable on demand, except for a balance of HK$34,991,000 (2005: HK$46,652,000 and 2004 (Unaudited): Nil) which bears interest at 3.084% per annum, being the six-month LIBOR on the inception date of the advances.

2006 FORM 20-F/A - THOMSON GROUP- F-203

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

34.

PROVISIONS

	Restructuring costs HK$’000	Warranties HK$’000	Total HK$’000
At 31 December 2004(Unaudited) and 1 January 2005	1,435	238,442	239,877
Arising during the year	164,393	277,749	442,142
Utilised during the year	(112,304)	(334,008)	(446,312)
Reversal of unutilised amounts	-	(29,637)	(29,637)
Exchange realignment	(2,097)	(6,571)	(8,668)

At 31 December 2005 and 1 January 2006	51,427	145,975	197,402

Arising during the year	517,251	698,334	1,215,585
Utilised during the year	(126,902)	(507,625)	(634,527)
Deconsolidation of a subsidiary (note 42(d))	(4,652)	-	(4,652)
Exchange realignment	19,753	11,767	31,520

At 31 December 2006	456,877	348,451	805,328

Restructuring costs

Pursuant to the Restructuring Cost Reimbursement Agreement dated 30 July 2004 (as supplemented and amended by the Reimbursement Agreement Amendment dated 1 September 2005), Thomson agreed to reimburse TTE up to Euro38 million of restructuring costs incurred within the first two years of the closing date (i.e. 30 July 2004) of the Combination Agreement in relation to the injection of the Thomson television businesses into TTE, subject to certain adjustment as may be agreed by the parties.  The restructuring costs recoverable from Thomson during the year of HK$9,415,000 (2005: HK$164,587,000 and 2004(Unaudited): HK$35,014,000) were credited directly to restructuring costs in the income statement.

Moreover, according to the relevant agreements, a portion of the reimbursement shall be reimbursed by Thomson six months after 30 July 2006.  As such, the relevant portion of the reimbursement was classified as a non-current asset in the balance sheet as at 31 December 2005.

During the year, the Group had implemented a number of measures in restructuring the EU Business and finally, after the conclusion of the Settlement Term Sheet, the Group decided to restructure and reposition its presence in Europe by significantly winding down the EU Business and building up a new business model.  Details of the net costs in connection with the restructuring and winding-down of the EU Business charged to the Group’s income statement were set out in note 7 to the consolidated financial statements.

Warranties

The Group provides warranties of three months to three years to its customers on certain of its electronic products, under which faulty products are repaired or replaced.  The amount of the provision for the warranties is estimated based on sales volumes and past experience of the level of repairs and returns.  The estimation basis is reviewed on an ongoing basis and revised where appropriate.

2006 FORM 20-F/A - THOMSON GROUP- F-204

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

35.

INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	Maturity	2006 HK$’000	Effective interest rate (%)	Maturity	2005 HK$’000	Effective interest rate (%) (Unaudited)	Maturity (Unaudited)	2004 HK$’000 (Unaudited)
Current
Bank overdrafts - secured	WIBOR+1.0	2007	53,048	5.6	2006	83,472	-	-	-
Bank overdrafts - unsecured	-	-	-	LIBOR/EURIBOR+0.6	2006	57,995	-	-	-
Bank loans - secured	WIBOR+1.0	2007	6,475	4.5	2006	19,382	-	-	-
	HIBOR/LIBOR/			HIBOR/LIBOR/
Bank loans - unsecured	EURIBOR+(0.6 to 0.8)	On demand	1,114,831	EURIBOR+(0.6 to 0.8)	On demand	1,538,300	HIBOR+0.8 (1.2 to 1.9)	2005	244,118

Bank loans - unsecured	4.3 to 7.1	2007	412,159	3.1 to 5.6	2006	328,625	1.7 to 3.1	2005	120,259
Advances from banks as consideration for Factored Receivables and Discounted Bills	LIBOR+(0.3 to 0.5)	2007	764,384	LIBOR+(0.3 to 0.5)	2006	828,433	-	-	-
Advances from a factoring company as consideration for Factored Receivables	-	-	-	EURIBOR+0.5 HIBOR/SIBOR/	2006	302,621	-	-	-
Trust receipt loans - secured	SIBOR+1	2007	6,785	LIBOR+(0.4 to 1.7)	2006	48,706	-	-	-
Trust receipt loans - unsecured	LIBOR+(0.7 to 1.0)	2007	79,327	HIBOR+(0.5 to 1.5)	2006	273,511	HIBOR+(0.5+1.5)	2005	205,742
Loan from TCL Finance	5.3	2007	187,027	-	-	-	-	-	-
Other loan	3	On demand	36,546	-	-	-	-	-	-
			2,660,582			3,481,045			570,119

Non-current
Bank loans - unsecured	-	-	-	-	-	-	HIBOR/LIBOR/ EURIBOR+(0.6 to 0.8)	2007 to 2009	1,622,134
			2,660,582			3,481,045			2,192,253

2006 FORM 20-F/A - THOMSON GROUP- F-205

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

35.

INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Analysed into:
Bank loans and overdrafts repayable:
Within one year or on demand	2,437,009	3,178,424	570,119
In the second year	-	-	94,118
In the third to fifth years, inclusive	-	-	1,528,016
	2,437,009	3,178,424	2,192,253
Other borrowings repayable within one year	223,573	302,621
	2,660,582	3,481,045	2,192,253

Notes:

(a)

The Group’s overdraft facilities amounting to HK$53,048,000 (2005: HK$175,443,000 and 2004(Unaudited): Nil), all of which (2005: HK$141,467,000 and 2004(Unaudited): Nil)) had been utilised as at the balance sheet date, are secured by the pledge of certain of the Group’s time deposits, property, plant and equipment and inventories amounting to HK$Nil (2005: HK$59,911,000 and 2004(Unaudited): Nil), HK$Nil (2005: HK$90,090,000 and 2004(Unaudited): Nil) and HK$53,292,000 (2005 and 2004(Unaudited): Nil), respectively.

(b)

Certain of the Group’s bank loans are secured by the pledge of certain of the Group’s time deposits and items of property, plant and equipment amounting to HK$10,000,000 (2005: HK$30,254,000 and 2004(Unaudited): Nil) and HK$92,834,000 (2005 and 2004 (Unaudited): Nil), respectively.

(c)

As at 31 December 2006, the carrying amounts of the Group’s bank and other borrowings approximated to their fair values.

(d)

Except for the unsecured bank loans with an aggregate carrying amount of HK$412,159,000 (2005: HK$328,625,000 and 2004(Unaudited): HK$120,259,000), the loan from TCL Finance of HK$187,027,000 (2005 and 2004(Unaudited): Nil) and the other loan of HK$36,546,000 (2005 and 2004(Unaudited): Nil), all other borrowings of the Group bear interest at floating rates.

In addition, the Company’s ultimate holding company has guaranteed certain of the Group’s bank loans up to HK$315,657,000 (2005:HK$91,267,000 and 2004(Unaudited): Nil) as at the balance sheet date.

2006 FORM 20-F/A - THOMSON GROUP- F-206

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

35.

INTEREST-BEARING BANK AND OTHER BORROWINGS (continued)

Included in bank loans are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
United States dollars	1,198,656	1,606,655	1,050,420
Euro	426,167	574,718	586,676
Japanese Yen	-	561	2,544

Breach of loan covenants

As at 31 December 2006, in respect of the Syndication Loans with an aggregate carrying amount of HK$1,114,831,000 (2005: HK$1,538,300,000), the Group breached certain of the financial covenants of the relevant loan agreements, which are primarily related to the value of the Group’s consolidated tangible net worth, interest cover ratio and current ratio.  On discovery of the breach, the directors of the Company informed the lenders but no renegotiation of the terms of the Syndication Loans was initiated since the Group is planning to settle the Syndication Loans in full in July 2007.

Since the lenders have not agreed to waive its right to demand immediate payment as at the balance sheet date, the Syndication Loans have been classified as current liabilities in these consolidated financial statements at 31 December 2006.

36.

DUE TO A SHAREHOLDER/MINORITY SHAREHOLDER

The loan as at 31 December 2005 was due to Thomson, bore interest at rates ranging from 2.36% to 4.26% (2004 (Unaudited): 2.36%) per annum (being the cost of fund of Thomson), and was secured by the Group’s trade receivables with a carrying value of HK$536,364,000 (2004 (Unaudited): 1,033,796,000).  This loan amount should have been fully repaid on 30 July 2006 and the related agreement was terminated automatically.

Pursuant to the Settlement Term Sheet and the Master Agreement, the outstanding and overdue sum related to this loan as at 31 August 2006 amounting to approximately Euro46 million (equivalent to approximately HK$472 million) was settled by way of offsetting the Assets Settlement, the Compensation and the Partial Royalty Repayments as further discussed in notes 24(a), 24(b) and 25, respectively.

2006 FORM 20-F/A - THOMSON GROUP- F-207

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

37.

CONVERTIBLE NOTES

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
At beginning of year	-	256,000	347,000
Redeemed during the year	-	(256,000)	(91,000)
At 31 December 2006	-	-	256,000

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

Interest

The convertible notes bear interest at the rate of 3% per annum, which is payable semi-annually in arrears.

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

2006 FORM 20-F/A - THOMSON GROUP- F-208

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

38.

DEFERRED TAX

Deferred tax liabilities

	Notes	Accelerated tax depreciation HK$’000	Others HK$’000	Total HK$’000
At 1 January 2004 (Unaudited)		1,416	431	1,847
Acquisition of subsidiaries (Unaudited)	42(b)	29,305	-	29,305
Deferred tax charged/(credited) to the income statement during the year (Unaudited)	12	3,268	(431)	2,837

Gross deferred tax liabilities
at 31 December 2004 (Unaudited) and 1 January 2005		33,989	-	33,989
Deferred tax credited to the income statement during the year	12	(9,769)	-	(9,769)
Exchange realignment		(163)	-	(163)

Gross deferred tax liabilities
at 31 December 2005 and 1 January 2006		24,057	-	24,057
Deferred tax credited to the income statement during the year	12	(2,278)	-	(2,278)
Exchange realignment		129	-	129

Gross deferred tax liabilities
at 31 December 2006		21,908	-	21,908

2006 FORM 20-F/A - THOMSON GROUP- F-209

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

38.

DEFERRED TAX (continued)

Deferred tax assets

	Notes	Elimination of unrealised profits arising from intra-group transactions HK$’000	Accruals and other provisions HK$’000	Pension provisions HK$’000	Tax losses HK$’000	Total HK$’000
At 1 January 2004 (Unaudited)		4,625	4,230	-	-	8,855
Acquisition of subsidiaries (Unaudited)	42(b)	-	-	6,003	-	6,003
Deferred tax credited to the income statement during the year (Unaudited)	12	675	947	1,313	-	2,935
Exchange realignment (Unaudited)		-	-	790	-	790

Gross deferred tax assets
at 31 December 2004 (Unaudited) and 1 January 2005		5,300	5,177	8,106	-	18,583
Deferred tax credited to the income statement during the year	12	2,000	6,515	981	782	10,278
Exchange realignment		-	(102)	(1,037)	(32)	(1,171)

Gross deferred tax assets at 31 December 2005 and 1 January 2006		7,300	11,590	8,050	750	27,690
Deconsolidation of a subsidiary	42(d)	-	-	(7,671)	-	(7,671)
Deferred tax credited/(charged) to the income statement during the year	12	2,000	(3,845)	(1,265)	2,029	(1,081)
Exchange realignment		-	754	886	100	1,740
Gross deferred tax assets at 31 December 2006		9,300	8,499	-	2,879	20,678

The Group has tax losses of HK$3,739,284,000 (2005: HK$1,687,303,000 and 2004(Unaudited): HK$676,607,000) that are available for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tax rules of the countries in which the Group operates.  Deferred tax assets have not been recognised in respect of these losses as the utilisation of which is uncertain.

At 31 December 2006, there was no significant unrecognised deferred tax liability (2005 and 2004(Unaudited): Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries, jointly-controlled entities or an associate.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

2006 FORM 20-F/A - THOMSON GROUP- F-210

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

39.

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

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Net benefit expense
Current service cost	33,399	21,469	4,421
Interest cost on benefit obligation	782	5,899	2,921
Net cumulative actuarial gain recognised in the income statement	(6,111)	(3,489)	-
Net benefit expense	28,070	23,879	7,342
Benefit liabilities
Benefit obligation	15,280	167,088	141,043
Unrecognised net actuarial losses/(gains)	2,891	(1,473)	(10,993)
Benefit liabilities	18,171	165,615	130,050

Movements in the benefit liabilities during the year are as follows:

At 1 January	165,615	130,050	-
Acquisition of subsidiaries (note 42(b))	-	29,992	122,046
Deconsolidation of a subsidiary (note 42(d))	(87,161)	-	-
Benefit expense (note 9)	28,070	23,879	7,342
Contributions	(30,478)	(3,731)	(42)
Curtailments	(68,089)	-	-
Exchange realignment	10,214	(14,575)	704
At 31 December	18,171	165,615	130,050

The principal assumptions used in determining pensions and post-employment benefits obligations for the Group’s major plans are shown below:

	2006%	2005%	2004% (Unaudited)
Discount rate	4.5 - 5.25	2.5 – 4.0	4.0 – 5.5
Future salary increases	2.0 – 5.0	2.0 – 5.0	1.0 – 7.0
Future pension increases	1.0	1.0	1.3 – 3.5
Healthcare cost increase rate	5.0 - 9.5	5.0 – 9.5	5.0 – 9.5

2006 FORM 20-F/A - THOMSON GROUP- F-211

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

40.

SHARE CAPITAL

Shares

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Authorised: 8,000,000,000 shares (2005 and 2004(Unaudited): 500,000,000 shares) of HK$0.10 each	800,000	500,000	500,000

Issued and fully paid: 3,902,951,727 (2005: 3,902,951,727 and 2004(Unaudited): 2,757,960,632) shares of HK$0.10 each	390,295	390,295	275,796

Pursuant to the resolution passed on 27 February 2006, the authorised share capital of the Company was increased from HK$500,000,000 to HK$800,000,000 by the creation of 3,000,000,000 additional shares of HK$0.10 each, ranking pari passu in all respects with the existing share capital of the Company.

During the year, there was no change in the issued capital of the Company.  A summary of the movements in the Company’s issued share capital and share premium account during the prior years is as follows:

	Numbers of shares in issue	Issued share capital HK$’000	Share premium account HK$’000	Total HK$’000
At 1 January 2004 (Unaudited)	2,681,328,559	268,133	1,273,754	1,541,887
Share options exercised (Unaudited)	41,029,577	4,103	65,883	69,986
Conversion of convertible notes (Unaudited)	35,602,496	3,560	87,440	91,000
Distribution in specie (Unaudited)	-	-	(1,389,347)	(1,389,347)

At 31 December 2004 (Unaudited) and 1 January 2005	2,757,960,632	275,796	37,730	313,526
Share options exercised	809,000	81	723	804
Exchange Option exercised	1,144,182,095	114,418	1,521,762	1,636,180
At 31 December 2005,1 January 2006 and 31 December 2006	3,902,951,727	390,295	1,560,215	1,950,510

2006 FORM 20-F/A - THOMSON GROUP- F-212

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

40.

SHARE CAPITAL (continued)

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

At 31 December 2006, the number of shares issuable under share options granted under the schemes was 135,420,000 (2005: 183,342,861 and 2004(Unaudited): 32,316,861), which represented approximately 3.5% (2005: 4.7% and 2004(Unaudited): 1.2%) of the Company’s shares in issue as at that date.

2006 FORM 20-F/A - THOMSON GROUP- F-213

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

40.

SHARE CAPITAL (continued)

Share options (continued)

The following share options were outstanding under the share option schemes during the year:

Name or category of participant	Number of share options					Date of grant of share optionsr	Exercise price of share options HK$ per share	Exercise period of share options	Price of Company’s shares at date of grant # HK$ per share	Price of Company’s shares immediately before the exercise date HK$ per share	Price of Company’s shares at exercise date HK$ per share
	At 1 January 2006	Reclassified during the year	Expired during the year	Lapsed during the year	At 31 December 2006
Directors
Executive directors
Li Dongsheng	5,000,000	-	-	-	5,000,000	31 May 2005	1.400	Note 3	1.410	-	-
Lu Zhongli	2,500,000	-	-	-	2,500,000	31 May 2005	1.400	Note 3	1.410	-	-
Hu Qiusheng	2,500,000	(2,500,000)	-	-	-	31 May 2005	1.400	Note 3	1.410	-	-
Yan Yong, Vincent	68,000	-	(68,000)	-	-	30 January 2003	2.114	Note 2	2.075	-	-
	3,450,000	(3,450,000)	-	-	-	31 May 2005	1.400	Note 3	1.410	-	-
	3,518,000	(3,450,000)	(68,000)	-	-
Wang Kangping	-	100,000	(100,000)	-	-	30 January 2003	2.114	Note 2	2.075	-	-
	-	1,400,000	-	-	1,400,000	31 May 2005	1.400	Note 3	1.410	-	-
	-	1,500,000	(100,000)	-	1,400,000
Shi Wanwen	-	2,600,000	-	-	2,600,000	31 May 2005	1.400	Note 3	1.410	-	-
Yuan Bing	-	330,000	-	-	330,000	31 May 2005	1.400	Note 3	1.410	-	-
Zhao Zhongyao	68,000	(68,000)	-	-	-	30 January 2003	2.114	Note 2	2.075	-	-
	3,200,000	(3,200,000)	-	-	-	31 May 2005	1.400	Note 3	1.410	-	-
	3,268,000	(3,268,000)	-	-	-
	16,786,000	(4,788,000)	(168,000)	-	11,830,000

2006 FORM 20-F/A - THOMSON GROUP- F-214

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

40.

SHARE CAPITAL (continued)

Share options (continued)

The following share options were outstanding under the share option schemes during the year (continued):

Name or category of participant	Number of share options					Date of grant of share optionsr	Exercise price of share options HK$ per share	Exercise period of share options	Price of Company’s shares at date of grant # HK$ per share	Price of Company’s shares immediately before the exercise date HK$ per share	Price of Company’s shares at exercise date HK$ per share
	At 1 January 2006	Reclassified during the year	Expired during the year	Lapsed during the year	At 31 December 2006
Non-executive directors
Albert Thomas da Rosa, Junior	300,000	-	-	-	300,000	31 May 2005	1.400	Note 3	1.410	-	-
Tang Guliang	300,000	-	-	-	300,000	31 May 2005	1.400	Note 3	1.410	-	-
Wang Bing	300,000	-	-	-	300,000	31 May 2005	1.400	Note 3	1.410	-	-
Hon Fongming, Perry	300,000	(300,000)	-	-	-	31 May 2005	1.400	Note 3	1.410	-	-
	1,200,000	(300,000)	-	-	900,000
Other employees
	10,000,000	-	(10,000,000)	-	-	4 November 2002	2.305	Note 1	2.175	-	-
	20,286,861	(32,000)	(20,254,861)	-	-	30 January 2003	2.114	Note 2	2.075	-	-
	135,070,000	5,120,000	-	(17,500,000)	122,690,000	31 May 2005	1.400	Note 3	1.410	-	-
	165,356,861	5,088,000	(30,254,861)	(17,500,000)	122,690,000
	183,342,861	-	(30,422,861)	(17,500,000)	135,420,000

2006 FORM 20-F/A - THOMSON GROUP- F-215

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

40.

SHARE CAPITAL (continued)

Share options (continued)

Note 1

Such share options were exercisable after the expiry of 9 months from the date of grant, up to 3 May 2006.

Note 2

One-third of such share options was exercisable after the expiry of 9 months from the date of grant, a further one-third was exercisable after the expiry of 18 months from the date of grant, and the remaining one-third was exercisable after the expiry of 27 months from the date of grant, up to 29 July 2006.

Note 3

One-third of such share options is exercisable after the expiry of 9 months from the date of grant, a further one-third is exercisable after the expiry of 18 months from the date of grant, and the remaining one-third is exercisable after the expiry of 27 months from the date of grant, up to 30 November 2008.

#

The price of the Company’s shares disclosed as at the date of grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of grant of the options.

r

The vesting period of the share options is from the date of grant until the commencement of the exercise period.

The fair value of the share options granted in the prior year was HK$57,081,000.  The fair value of equity-settled share options granted in prior year was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.  The following table lists the inputs to the model used for the year ended 31 December 2005.

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

2006 FORM 20-F/A - THOMSON GROUP- F-216

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

41.

RESERVES

	Attributable to equity holders of the parent							Minority interests HK$’000	Total HK$’000
	Share premium account HK$’000	Share option reserve HK$’000	Capital reserve^ HK$’000	Reserve funds* HK$’000	Exchange fluctuation reserve HK$’000	Retained profits HK$’000	Total HK$’000
At 1 January 2004
As previously reported (Unaudited)	1,273,754	-	66,204	492,205	39,550	1,708,405	3,580,118	100,079	3,680,197
Prior year adjustments (Unaudited)	-	7,085	-	-	-	(7,085)	-	-	-
Issue of shares upon exercise of share options (note 40) (Unaudited)	65,883	-	-	-	-	-	65,883	-	65,883
Issue of shares upon conversion of convertible notes (note 40) (Unaudited)	87,440	-	-	-	-	-	87,440	-	87,440
Goodwill realised on disposal of a jointly- controlled entity (Unaudited)	-	-	1,977	-	-	-	1,977	-	1,977
Exchange realignment (Unaudited)	-	-	-	-	66,393	-	66,393	33,075	99,468
Realised on disposal (Unaudited)	-	-	-	(198)	-	198	-	-	-
Profit/(loss) for the year (Unaudited)	-	-	-	-	-	308,985	308,985	(21,041)	287,944
Acquisition of subsidiaries (Unaudited)	-	-	-	-	-	-	-	1,318,760	1,318,760
Incorporation of a non-wholly owned subsidiary (Unaudited)	-	-	-	-	-	-	-	312	312
Disposal of a subsidiary (Unaudited)	-	-	-	-	-	-	-	(5,033)	(5,033)
Dividends paid to minority Shareholders (Unaudited)	-	-	-	-	-	-	-	(4,070)	(4,070)
Equity-settled share option arrangements (Unaudited)	-	7,729	-	-	-	-	7,729	-	7,729
Final 2003 dividend (Unaudited)	-	-	-	-	-	(1,544)	(1,544)	-	(1,544)
Interim 2004 dividend (Unaudited)	-	-	-	-	-	(110,316)	(110,316)	-	(110,316)
Distribution in specie (Unaudited)	(1,389,347)	-	(9,082)	(69,683)	(6,544)	123,071	(1,351,585)	-	(1,351,585)
Proposed final 2004 dividend (note 14) (Unaudited)	-	-	-	-	-	(110,346)	(110,346)	-	(110,346)
Transfer from retained profits (Unaudited)	-	-	-	65,388	-	(65,388)	-	-	-

At 31 December 2004(Unaudited)	37,730	14,814	59,099	487,712	99,399	1,845,980	2,544,734	1,422,082	3,966,816

At 1 January 2005
As previously reported	37,730	-	59,099	487,712	99,399	1,860,794	2,544,734	1,422,082	3,966,816
Prior year adjustments	-	14,814	-	-	-	(14,814)	-	-	-
Opening adjustments	-	-	-	-	-	657,892	657,892	-	657,892
Set-off of goodwill arising from the Share Exchange (note 42(a)(ii))	-	-	-	-	-	(520,725)	(520,725)	-	(520,725)
Issue of shares upon exercise of share options (note 40)	723	-	-	-	-	-	723	-	723
Issue of shares upon exercise of the Exchange Option (note 40)	1,521,762	-	-	-	-	-	1,521,762	-	1,521,762
Exchange realignment	-	-	-	-	(33,933)	-	(33,933)	(28,867)	(62,800)
Loss for the year	-	-	-	-	-	(598,893)	(598,893)	(104,374)	(703,267)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	(21,110)	(21,110)
Acquisition of minority interests (note 42(a)(ii))	-	-	-	-	-	-	-	(1,159,255)	(1,159,255)
Equity-settled share option arrangements	-	28,661	-	-	-	-	28,661	-	28,661
Transfer from retained profits	-	-	-	81,074	-	(81,074)	-	-	-

At 31 December 2005	1,560,215	43,475	59,099	568,786	65,466	1,303,180	3,600,221	108,476	3,708,697

2006 FORM 20-F/A - THOMSON GROUP- F-217

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

41.

RESERVES (continued)

	Attributable to equity holders of the parent							Minority interests HK$’000	Total HK$’000
	Share premium account HK$’000	Share option reserve HK$’000	Capital reserve^ HK$’000	Reserve funds* HK$’000	Exchange fluctuation reserve HK$’000	Retained profits/ (accumulated losses) HK$’000	Total HK$’000
At 31 December 2005 and 1 January 2006	1,560,215	43,475	59,099	568,786	65,466	1,303,180	3,600,221	108,476	3,708,697

Exchange realignment	-	-	-	-	85,669	-	85,669	3,465	89,134
Loss for the year	-	-	-	-	-	(2,497,314)	(2,497,314)	(3,158)	(2,500,472)
Disposal of subsidiaries (note 42(c))	-	-	-	-	-	-	-	(19,907)	(19,907)
Equity-settled share option arrangements	-	22,295	-	-	-	-	22,295	-	22,295
Share options expired/lapsed during the year	-	(20,376)	-	-	-	20,376	-	-	-
Transfer from retained profits	-	-	-	99,476	-	(99,476)	-	-	-
At 31 December 2006	1,560,215	45,394	59,099	668,262	151,135	(1,273,234)	1,210,871	88,876	1,299,747

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

The amount of goodwill arising on the acquisition of a subsidiary remaining eliminated against the capital reserve is explained in note 18 to the consolidated financial statements.

2006 FORM 20-F/A - THOMSON GROUP- F-218

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

42.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)

Acquisition of minority interests

(i)

For the year ended 31 December 2006

During the year, the Group acquired the remaining 49% equity interest in TCL Electrical Appliance Sales Co., Ltd. (the “Sales Company”) owned by TCL Corporation.  This acquisition was completed on 10 May 2006 and the consideration has not been settled as at 31 December 2006.  Further details of this transaction are included in note 47 to the consolidated financial statements.

The carrying amount of the 49% equity interest in the Sales Company as at the date of acquisition and the goodwill arose from the acquisition were as follows:

HK$’000
Carrying amount	-
Goodwill	63,138
63,138
Satisfied by:
Due to the ultimate holding company	63,138

2006 FORM 20-F/A - THOMSON GROUP- F-219

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

42.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(a)

Acquisition of minority interests (continued)

(ii)

For the year ended 31 December 2005

On 10 August 2005, pursuant to the Exchange Option Agreement dated 30 July 2004, Thomson exercised the exchange option (the “Exchange Option”) to exchange its 33% equity interest in TTE for shares in the Company (the “Share Exchange”).

The Share Exchange represented an acquisition of minority interests in TTE by the Company from Thomson.

The carrying amount of the 33% equity interest in TTE immediately before the Share Exchange and the fair value of the shares of the Company issued on 10 August 2005 were as follows:

HK$’000
Carrying amount of the 33% equity interest in TTE	1,159,255
Goodwill arising from the Share Exchange	520,725
1,679,980
Satisfied by:
Issue of shares of the Company at fair value (note 40)	1,636,180
Cash	43,800
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

2006 FORM 20-F/A - THOMSON GROUP- F-220

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

42.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b)

Business combination

In 2005, the Group acquired the entire equity interests of certain subsidiaries from Thomson.  The subsidiaries acquired are engaged in product sales, marketing and management, the design and styling activities related to television products.

The fair values of the identifiable assets and liabilities of the subsidiaries acquired as at the date of acquisition approximated their corresponding carrying amounts immediately before the acquisition and were as follows:

	Notes	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Net assets acquired:
Property, plant and equipment	16	-	-	1,202,938
Prepaid land lease payments	17	-	-	29,453
Long term investments		-	-	1,164
Long term receivables		-	-	258,775
Deferred tax assets	38	-	-	6,003
Cash and bank balances		-	-	140,910
Inventories		-	-	1,724,038
Trade and bills receivables		-	83,539	752,139
Prepayments, deposits and other receivables		-	52,131	932,174
Trade and bills payables		-	(77,162)	(898,502)
Tax payable		-	-	(87,833)
Other payables and accruals		-	(17,043)	(189,164)
Due to related companies, net		-	-	(1,187,855)
Provisions		-	-	(166,876)
Bank borrowings		-	-	(149,030)
Deferred tax liabilities	38	-	-	(29,305)
Pensions and other post- employment benefits	39	-	(29,992)	(122,046)
Minority interests		-	-	(688,372)
		-	11,473	1,528,611
Negative goodwill on acquisition	18	-	-	(597,836)
		-	11,473	930,775

2006 FORM 20-F/A - THOMSON GROUP- F-221

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

42.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b)

Business combination (continued)

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Cash paid	-	(11,473)	(300,387)
Cash and bank balances acquired	-	-	140,910
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	-	(11,473)	(159,477)

The results of the subsidiaries acquired during 2005 had no significant impact on the Group’s consolidated turnover or loss after tax for the year ended 31 December 2005.

(c)

Disposal of subsidiaries

	Note	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Net assets disposed of:
Property, plant and equipment	16	303,264	-	2,391
Prepaid land lease payments	17	4,836	-	-
Goodwill	18	150,139	-	4,673
Available-for-sale investments		11,858	-	-
Interest in a jointly-controlled entity		49,494	-	-
Long term receivables		38,678	-	-
Inventories		157,500	-	555
Cash and bank balances		16,159	-	2,958
Trade and bills receivables		412,331	-	551
Other receivables		148,851	-	3,129
Tax recoverable		1,219	-	-
Trade and bills payables		(276,048)	-	(243)
Other payables and accruals		(65,574)	-	(2,729)
Interest-bearing bank and other borrowings		(175,593)	-	(943)
Due to Group companies, net		(382,785)	-	-
Tax payable		(565)	-	(374)
Minority interests		(19,907)	-	(5,034)
		373,857	-	4,934
Loss on disposal	9	-	-	(2,075)
Satisfied by cash		373,857	-	2,859

2006 FORM 20-F/A - THOMSON GROUP- F-222

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

42.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(c)

Disposal of subsidiaries (continued)

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Cash consideration received	373,857	-	2,859
Cash and bank balances disposed of	(16,159)	-	(2,958)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of a subsidiary	357,698	-	(99)

2006 FORM 20-F/A - THOMSON GROUP- F-223

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

42.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(d)

Deconsolidation of a subsidiary

On 27 November 2006, a provisional administrator was appointed by the German court to secure and manage the assets and operations of TTE Germany GmbH (“TTE Germany”), an indirect wholly-owned subsidiary of the Company, upon a declaration of insolvency was filed by TTE Germany.  Formal insolvency proceedings were opened under the court order issued by the German court on 1 February 2007 and up to the date of these financial statements, the insolvency proceedings have not been completed.  TTE Germany was deconsolidated on 27 November 2006 because, in the opinion of the directors, the Group was unable to exercise its rights as shareholder either to control the assets and operations or to exercise significant influence over the financial and operating policy decisions of TTE Germany since that day.

	Note	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Net liabilities of TTE Germany:
Property, plant and equipment	16	5,156	-	-
Deferred tax assets	38	7,671	-	-
Cash and bank balances		1,524	-	-
Due from Group companies, net		69,984	-	-
Other receivables		8,975	-	-
Tax recoverable		447	-	-
Trade and bills payables		(167)	-	-
Other payables and accruals		(13,903)	-	-
Provisions	34	(4,652)	-	-
Pensions and post-employment benefits	39	(87,161)	-	-
		(12,126)	-	-
Gain on deconsolidation of a subsidiary	7	12,126	-	-
		-	-	-

Net outflow of cash and bank balances in respect of the deconsolidation of a subsidiary		(1,524)	-	-

2006 FORM 20-F/A - THOMSON GROUP- F-224

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

43.

OPERATING LEASE ARRANGEMENTS

(a)

As lessor

The Group leases certain of its office properties and factories under operating lease arrangements with leases negotiated for terms ranging from two to five years.

At 31 December 2006, the Group had total minimum lease receivables under non-cancelable operating leases with its tenants falling due as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Within one year	96	4,314	-
In the second to fifth years, inclusive	24	12,171	-
	120	16,485	-

(b)

As lessee

The Group leases certain of its office properties and factories under operating lease arrangements.  These leases are negotiated for terms ranging from two to six years.

At 31 December 2006, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Within one year	33,301	39,944	25,415
In the second to fifth years, inclusive	73,689	77,679	17,192
After five years	16,449	16,851	222
	123,439	134,474	42,829

2006 FORM 20-F/A - THOMSON GROUP- F-225

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

44.

COMMITMENTS

In addition to the operating lease commitments detailed in note 43(b) above, the Group had the following capital commitments at the balance sheet date:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Contracted, but not provided for	198	10,389	134,639
Authorised, but not contracted for	2,529	-	-
	2,727	10,389	134,639

In addition, the Group’s share of jointly-controlled entities’ own capital commitments at the balance sheet date, which were not included in the above, was as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Contracted, but not provided for	-	-	88

45.

CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Bills discounted with recourse	-	-	46,396
Guarantees given in lien of utility and rental deposits	1,543	4,446	3,525
	1,543	4,446	49,921

46.

PLEDGE OF ASSETS

Details of the Group’s bank loans and overdrafts and amount due to a shareholder/minority shareholder, which are secured by the assets of the Group, are included in notes 16, 26 and 35 to the consolidated financial statements.

2006 FORM 20-F/A - THOMSON GROUP- F-226

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

47.

RELATED PARTY TRANSACTIONS

(a)

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

		2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Jointly-controlled entities:
Sales of raw materials	(i)	1,030,009	1,186,725	1,400,358
Sales of finished goods	(ii)	74,748	97,642	78,592
Purchases of finished goods	(iii)	1,108,823	1,280,408	1,497,427

Ultimate holding company:
Interest expense	(iv)	18,869	21,762	20,368

Immediate holding company:
Interest expense	(v)	1,183	621	-

An associate:
Interest income	(vi)	4	-	-
Interest expense	(vii)	591	-	-

Companies controlled by TCL Corporation:
Sales of raw materials	(i)	-	4,654	29,151
Sales of finished goods	(ii)	808	-	-
Purchases of raw materials	(iii)	806,025	608,839	581,500
Purchases of finished goods	(iii)	53,705	108,217	41,501
Sales handling fee income	(xxiv)	-	-	858
Subcontracting fee expense	(viii)	12,554	13,066	16,926
Interest income	(ix)	3,387	-	-
Rental, maintenance fees and facilities usage fees	(x)	4,033	3,035	-
Rental expense	(xi)	2,840	-	-
Interest expense	(xii)	985	-	-
Reimbursement of brand advertising costs	(xiii)	59,106	-	-

2006 FORM 20-F/A - THOMSON GROUP- F-227

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

47.

RELATED PARTY TRANSACTIONS (continued)

(a)

(continued)

		2006 HK$’000	2005 HK$’000	2004 HK$’000 (Unaudited)
Thomson Group:
Sales of finished goods	(ii)	80,063	293,538	351,743
Purchases of raw materials	(iii)	97,334	2,077,850	1,738,305
Purchases of finished goods	(xiv)	-	838,580	1,024,748
Agency fee and cost reimbursement expense	(xv)	-	872,207	454,977
Styling service fee expense	(xv)	-	21,744	18,980
Shared service fee expense	(xv)	270,213	241,687	129,336
Interest expense	(xvi)	17,432	24,783	9,083
Patent royalty expense	(xvii)	15,118	30,991	18,670
Reimbursement of brand advertising costs	(xviii)	40,357	14,476	11,973
Trademark royalty fee	(xix)	43,631	20,025	-
Strategic sourcing fee expense	(xx)	-	27,000	11,848
After-sales and related services fee expense	(xv)	49,476	16,787	-
Laboratory service fee expense	(xv)	3,255	1,314	-
Reimbursement of reorganisation costs	(xxi)	-	57,903	-
Subcontracting fee expense	(xxii)	162,788	234,285	-
Styling service fee income	(xxiii)	2,873	1,608	-
Logistics management service fee income	(xxiii)	1,963	965	-

Notes:

(i)

The sales of raw materials were made at a gross margin of 0-1%.

(ii)

The sales of finished goods were made by reference to the prevailing market price for comparable transactions.

(iii)

The purchases of raw materials and finished goods were made at prices similar to those set by independent third party suppliers.

(iv)

The interest was charged at a rate of 4.32% per annum, being the loan interest rate offered by the Export-Import Bank of China (2005: 2.8% per annum, being the discount rate for bills of exchange offered by the People’s Bank of China, and 2004(Unaudited): 5.022% per annum, being 10% discount below the six-month to one-year short term loan interest rate declared by the People’s Bank of China).

2006 FORM 20-F/A - THOMSON GROUP- F-228

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

47.

RELATED PARTY TRANSACTIONS (continued)

(a)

(continued)

Notes: (continued)

(v)

The interest was charged at a rate of 3.08% per annum, being the 6-month LIBOR on the inception date of the advances.

(vi)

The interest was charged at a rate of 0.72% per annum, being the savings rate offered by the People’s Bank of China.

(vii)

The interest was charged at a rate of 5% discount on the 6-month loan interest rate offered by the People’s Bank of China.

(viii)

The subcontracting fee was determined by reference to subcontracting fees charged by third party companies offering similar services.

(ix)

The interest was charged at a premium of 10% to 15% above the loan interest rate within 1 year offered by the People’s Bank of China.

(x)

The rental, maintenance fees and facilities usage fees were determined with reference to the rates of other similar premises for comparable transactions.

(xi)

The rental expense was charged at rates ranging from RMB52 to RMB70 per square metre.

(xii)

The interest was charged at a rate of 0.72% per annum, being the savings rate offered by the People’s Bank of China.

(xiii)

The brand advertising costs represent advertising costs incurred by companies controlled by TCL Corporation and were reimbursed by the Group at cost and at a minimum of 0.5% of the aggregate net sales of TV products using TCL A brand as defined in the TCL Trademark License Agreement.

(xiv)

The purchases of finished goods were made on terms such that the Group shall incur no loss and realise no profit from the arrangement.

(xv)

The agency fee, cost reimbursement expense, styling service fee, shared service fee, after-sales and related services fee and laboratory service fee were charged by Thomson Group at cost.

(xvi)

The interest was charged at rates ranging from 3.78 to 6.1% (2005: from 2.36% to 4.26% and 2004(Unaudited): 2.36%) per annum, being the cost of fund of Thomson.

2006 FORM 20-F/A - THOMSON GROUP- F-229

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

47.

RELATED PARTY TRANSACTIONS (continued)

(a)

(continued)

Notes: (continued)

(xvii)

The patent royalty was charged at rate ranges that are consistent with the rates offered by Thomson Group to other television manufacturers and varied according to the country in which the colour television receivers are manufactured.

(xviii)

The brand advertising costs represent advertising costs incurred by Thomson Group and were reimbursed by the Group at cost and at a minimum of 0.5% of the aggregate net sales of TV products using Thomson A brand as defined in the Thomson Trademark License Agreement.

(xix)

The trademark royalty fee was charged by Thomson Group at rates of 0.4% and 0.2% for Thomson A Brands and Thomson B Brands, respectively.

(xx)

The strategic sourcing fee expense was charged at an annual fee of Euro2.85 million (approximately HK$27 million) by Thomson Group, subject to adjustments.

(xxi)

The reimbursement of reorganisation costs represents payment by the Group to Thomson to cover the reorganisation costs incurred by Thomson in connection with having an operation mode of Angers Factory acceptable to the Group according to the Amended Angers Agreement.  The Group is required to pay a total amount of Euro20 million (equivalent to approximately HK$184 million) over a period of five years, ranging from Euro6 million (equivalent to approximately HK$58 million) in 2005 to Euro2 million (equivalent to approximately HK$18 million) in 2009.

According to the Settlement Term Sheet, the Master Agreement and the Amendment to Amended Angers Agreement dated 13 February 2007, Thomson agreed to waive its right to receive any future payment, including the payment due and payable in 2006, from the Group in respect of the above reimbursement.

(xxii)

The subcontracting fee charged by Thomson Group was calculated based on the production cost structure in use at other European factory operations of the Group.

(xxiii)

The styling service fee and logistics management service fee were charged by the Group at cost.

(xxiv)

The sales handling fee income was calculated at 1.7% of the invoiced sales of the products distributed.

2006 FORM 20-F/A - THOMSON GROUP- F-230

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

47.

RELATED PARTY TRANSACTIONS (continued)

(b)

Other transactions with related parties:

(i)

On 9 March 2006, TCL King Electrical Appliances (Huhehaote) Company Limited (“TCL King Huhehaote”), an indirect wholly-owned subsidiary of the Company, entered into an investment agreement (the “Investment Agreement”) with TCL Corporation in relation to the setting up of TCL Finance.  Pursuant to the Investment Agreement, TCL King Huhehaote contributed RMB70 million as capital contribution to the TCL Finance, representing 14% of the registered capital of TCL Finance.

TCL Finance was established on 17 October 2006 and further details of this transaction were set out in the Company’s announcements dated 9 March 2006 and 27 October 2006.

(ii)

On 4 July 2005, the Company and TCL International Electronics (BVI) Limited (“TCLIE”), a direct wholly-owned subsidiary of the Company, entered into a conditional sale and purchase agreement with TCL Corporation for the acquisition of the remaining 49% equity interest in the Sales Company owned by TCL Corporation at a consideration of Euro6.5 million (equivalent to approximately HK$63 million). This acquisition was completed on 10 May 2006 and the Sales Company became a wholly-owned subsidiary of the Group.  Further details of this acquisition were set out in the Company’s announcement dated 5 July 2005.

(iii)

On 21 June 2006, the Company entered into a sale and purchase agreement (the “Disposal Agreement”) with T.C.L. Industries and pursuant to which the Company agreed to sell and procure its relevant subsidiaries to sell to T.C.L. Industries (i) the entire issued share capital of Computer Technology; (ii) the entire issued share capital of TCL Education Web Limited; and (iii) the 65% equity interest in Shenzhen TCL Central R&D Co., Ltd. for a total initial consideration of HK$377 million.  Completion of the Disposal Agreement took place on 8 September 2006 and the final consideration was adjusted to HK$374 million.

Further details of the Disposal Agreement were set out in the Company’s announcements dated 23 June 2006 and 9 November 2006.

(iv)

On 25 September 2006, the Company entered into a loan agreement (the “Loan Agreement”) with T.C.L. Industries and pursuant to which certain short term loans with an aggregate amount of HK$302 million (the “Loans”) were drawn by the Company from T.C.L. Industries for a period of sixty days.  The interest on the Loans was charged at 0.5% above the respective inter-bank offer rates of the currency in which the related loans were denominated.

Pursuant to an interest waiver letter issued by T.C.L. Industries dated 31 December 2006, the total interest payable by the Company to T.C.L. Industries in respect of the Loans of approximately HK$3 million was unconditionally waived by T.C.L. Industries.

2006 FORM 20-F/A - THOMSON GROUP- F-231

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

47.

RELATED PARTY TRANSACTIONS (continued)

(v)

On 12 October 2006, the TCL Parties entered into the Settlement Term Sheet with the Thomson Parties regarding the resolution of the EU Business, whereby the TCL Parties and the Thomson Parties have agreed to, inter alia, the following reciprocal concessions to alleviate the financial difficulties of the EU Business and pave the way for an amicable wind-down of this loss-making EU Business:

•

Thomson to waive approximately Euro15.4 million trade payables owed by TTE Europe;

•

Thomson to repay TTE Europe approximately Euro30.4 million in respect of the Prepaid Royalty Amount;

•

The TCL Parties and the Thomson Parties to restructure the Original Trademark Agreement and the Thomson Parties to compensate the TCL Parties Euro10 million for the restructuring of the Original Trademark Agreement;

•

Thomson to pay to TTE the amount of Euro15 million as full settlement of the Angers Factory Assets; and

•

The TCL Parties and the Thomson Parties to terminate/restructure certain cooperative agreements related to the EU Business and settle outstanding balances owed to each party.

Details of the precise undertakings of each of the relevant parties in respect of the terms of the Settlement Term Sheet were further formalised and set forth in the Master Agreement entered into between the TCL Parties and the Thomson Parties. A net gain of HK$87,211,000 was recognised from the above settlements and included in “Costs in connection with the restructuring and winding-down of the EU Business, net” on the face of the consolidated income statement and in note 7 to the consolidated financial statements.

Further details of the Settlement Term Sheet were set out in the Company’s announcement dated 27 October 2006 and details of the financial impacts of the Settlement Term Sheet and the Master Agreement were set out in notes 7, 24, 25, 36 and 49 to the consolidated financial statements.

(c)

Details of compensation of key management personnel of the Group are set out in notes 10 and 11 to the consolidated financial statements.

Except for the transactions with jointly-controlled entities included in item (a), all the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

2006 FORM 20-F/A - THOMSON GROUP- F-232

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

48.

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

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk.  The board reviews and agrees policies for managing each of these risks and they are summarised below.  The Group’s accounting policies in relation to derivatives are set out in note 3.4 to the consolidated financial statements.

Cash flow interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates.

In general, the Group’s treasury department (the “Group Treasury”) implements all external financings to meet borrowing needs of all subsidiaries.  In some cases, subsidiaries may borrow directly from local banks upon approval from the Group Treasury in advance.  At subsidiary level, financing is generally done on a short term floating rate basis.  Long term financings are normally done at Group level.

Foreign currency risk

The Group has transactional currency exposures.  Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currency.

The Group Treasury hedges foreign exchange risk on its commercial exposures and financial exposures.  For commercial exposures, generally 80% of the exposures must be hedged (but may vary with the historical volatility and country risks) after netting off exposures at Group level. Hedging for commercial exposures is normally in short term nature with a maximum of a six-month period which corresponds to the Group’s sales cycle. It is the Group’s policy to borrow and invest excess cash in the functional currency of its businesses to minimise its foreign currency exposures.

2006 FORM 20-F/A - THOMSON GROUP- F-233

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

48.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

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

49.

POST BALANCE SHEET EVENTS

(i)

On 13 February 2007, the TCL Parties and the Thomson Parties entered into the Master Agreement which further formalised and set forth the precise undertakings of each of the relevant parties in respect of the terms of the Settlement Term Sheet.  Further details of the Settlement Term Sheet and the Master Agreement were set out in note 47 to the consolidated financial statements.

(ii)

Pursuant to an ordinary resolution passed in the extraordinary general meeting held on 15 February 2007, a new share option scheme was approved and adopted.  Further details of the new share option scheme was set out in the Company’s circular dated 29 January 2007.

(iii)

During the 5th Session of the 10th National People’s Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the “New Corporate Income Tax Law”) was approved and will become effective on 1 January 2008.  The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.  Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

2006 FORM 20-F/A - THOMSON GROUP- F-234

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

49.

POST BALANCE SHEET EVENTS (continued)

(iv)

On 15 May 2007, the Company proposed to raise not less than approximately HK$781 million (before expenses) by issuing not less than approximately 1,951 million new ordinary shares of the Company and to raise not more than approximately HK$808 million by issuing not more than approximately 2,019 million new ordinary shares of the Company at a subscription price of HK$0.4 per share (the “Rights Share”) on the basis of one Rights Share for every two existing shares (the “Rights Issue”).  Any Rights Share not taken up by the existing shareholders will be fully underwritten by T.C.L. Industries pursuant to the terms and conditions of the Underwriting Agreement dated 15 May 2007.

The Rights Issue became unconditional on 11 July 2007 and the Company raised a total of approximately HK$781 million (before expenses) by the issue of approximately 1,951 million Rights Shares.  Further details of the Rights Issue are set out in the Company’s announcements dated 15 May 2007 and 12 July 2007 and circular dated 5 June 2007.

(v)

On 18 May 2007, the Company entered into a purchase agreement (the “Purchase Agreement”) with Deutsche Bank AG, London (the “Purchaser”), whereby the Company agreed to issue and the Purchaser, subject to the satisfaction of the conditions precedent of the Purchase Agreement, agreed to subscribe and pay for or to procure subscribers to subscribe and pay for the secured convertible bonds due 2012 (the “Bonds”) with an aggregate principal amount of US$140 million (equivalent to approximately HK$1,095 million).

The Bonds were issued and completion of the Purchase Agreement took place on 12 July 2007.  Further details of the issue of the Bonds are set out in the Company’s announcements dated 21 May 2007 and 12 July 2007.

(vi)

On 24 May 2007, TTE Europe filed a declaration of insolvency to the French court and the French court appointed a judicial liquidator (the “Liquidator”) to take control over TTE Europe on 29 May 2007.  Formal insolvency proceedings then commenced on 29 May 2007 and the Liquidator is now the sole person responsible for winding-up TTE Europe by liquidating its assets and making payment to its creditors.  The Group will deconsolidate the EU Group on 29 May 2007 from the Group’s financial statements for the year ending 31 December 2007.  The financial statements of the EU Group for the year ended 31 December 2006 have been prepared under the liquidation basis of accounting.

50.

COMPARATIVE AMOUNTS

The comparative income statements have been re-presented as if the operation discontinued during the current year had been discontinued at the beginning of the comparative periods (note 13).

51.

APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on

13 July 2007.

2006 FORM 20-F/A - THOMSON GROUP- F-235

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP

The Group’s consolidated financial statements have been prepared in accordance with HKFRSs which differ in certain material respects from those applicable generally accepted accounting principles in the United States (“USGAAP”).  The significant differences relate principally to the following items and the adjustments considered necessary to present the consolidated net loss for the year ended 31 December 2006 and shareholders’ equity as at 31 December 2006 in accordance with USGAAP are shown in the tables below:

Consolidated net loss for the year ended 31 December 2006

	Note	HK$’000
Loss for the year as reported in the consolidated income statement under HKFRSs		(2,500,472)
Less: Minority interests	52(r)	(3,158)
Loss for the year attributable to equity holders of the parent As reported in the consolidated income statement under HKFRSs		(2,497,314)
Accounting for goodwill	52(c)	(73,983)
Net loss for the year under USGAAP		(2,571,297)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic
- For net loss for the year		HK(65.88) cents
- For net loss from continuing operations		HK(66.07) cents
Diluted
- For net loss for the year		N/A
- For net loss from continuing operations		N/A

2006 FORM 20-F/A - THOMSON GROUP- F-236

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

Shareholders’ equity as at 31 December 2006
Equity as reported in the consolidated balance sheet under HKFRSs		1,690,042
Less: Minority interests	52(r)	88,876
Equity attributable to equity holders of the parent as reported in the consolidated balance sheet under HKFRSs		1,601,166
Accounting for goodwill	52(c)	28,249
Shareholders’ equity under USGAAP		1,629,415

(a)

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

Under HKFRSs, acquisition of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill.

Under USGAAP, the acquisition of some or all of the noncontrolling equity interests in a subsidiary, whether by the parent, the subsidiary itself, or another affiliate, shall be accounted for using the purchase method.

The Group has assessed the differences related to the accounting for business combination under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

2006 FORM 20-F/A - THOMSON GROUP- F-237

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(b)

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

The Group has assessed the differences related to the basis of consolidation under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(c)

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

2006 FORM 20-F/A - THOMSON GROUP- F-238

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(c)

Accounting for goodwill (continued)

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

Under HKFRSs, goodwill arising on acquisitions prior to 1 January 2001 was eliminated against consolidated capital reserve in the year of acquisition and was not recognised in the income statement until disposal or impairment of the acquired business.  Moreover, prior to 1 January 2005, goodwill arising on acquisitions on or after 1 January 2001 was capitalised and amortised on the straight-line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment.

Under USGAAP, the excess of the purchase consideration over the sum of the amounts assigned to assets acquired less liabilities assumed, is accounted for as goodwill.  Prior to 1 January 2002, goodwill that arose from any business combination was amortised on the straight-line basis over its estimated useful life.  With effect from 1 January 2002,   amortisation of goodwill is prohibited and that goodwill must be reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired.

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

2006 FORM 20-F/A - THOMSON GROUP- F-239

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(c)

Accounting for goodwill (continued)

Differences related to the accounting for goodwill under HKFRSs and USGAAP that have a material impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 are summarised below:

HK$’000
Consolidated income statement
Loss on disposal of subsidiaries as reported in the consolidated income statement under HKFRSs	-
USGAAP adjustment – reversal of goodwill amortised prior to 1 January 2005	(73,983)
Loss on disposal of subsidiaries under USGAAP	(73,983)
Consolidated balance sheet
Goodwill as reported in the consolidated balance sheet under HKFRSs	119,638
USGAAP adjustment – reversal of goodwill amortised prior to 1 January 2005	28,249
Goodwill under USGAAP	147,887

(d)

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

The Group has assessed the differences related to the accounting for negative goodwill under HKFRSs and USGAAP and determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

2006 FORM 20-F/A - THOMSON GROUP- F-240

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(e)

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

The Group has assessed the differences related to the accounting for inventories under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(f)

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

2006 FORM 20-F/A - THOMSON GROUP- F-241

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(f)

Impairment of long-lived assets (continued)

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

The Group has assessed the differences related to the accounting for impairment of long-lived assets under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(g)

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

The Group has assessed the differences related to the accounting for derecognition of financial assets under HKFRSs and USGAAP has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

2006 FORM 20-F/A - THOMSON GROUP- F-242

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(h)

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

2006 FORM 20-F/A - THOMSON GROUP- F-243

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(h)

Accounting for derivatives (continued)

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

Th Group has assessed the differences related to the accounting for derivatives under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(i)

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

The Group has assessed the differences related to the accounting for research and development costs under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

2006 FORM 20-F/A - THOMSON GROUP- F-244

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(j)

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

The above differences between HKFRSs and USGAAP only resulted in differences in the classification of items in the Group’s cash flow statement and have had no impact on the Group’s loss for the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006.

(k)

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

2006 FORM 20-F/A - THOMSON GROUP- F-245

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(k)

Investments (continued)

The Group has assessed the differences related to the accounting for investments under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(l)

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

The Group has assessed the differences related to the accounting for deferred income taxes under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

2006 FORM 20-F/A - THOMSON GROUP- F-246

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(m)

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

The Group has assessed the differences related to the accounting for provision for restructuring costs under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(n)

Warranty expenses

Under HKFRSs, there is no specific guidance for the classification of warranty expenses in the income statement.

Under USGAAP, warranty expenses should be classified as cost of sales in the income statement.

The above difference between HKFRSs and USGAAP only resulted in a difference in the classification of warranty expenses in the Group’s income statement and had had no impact on the Group’s loss for the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006.

(o)

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

2006 FORM 20-F/A - THOMSON GROUP- F-247

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(o)

Classification of liabilities (continued)

The above difference between HKFRSs and USGAAP only resulted in a difference in the classification of liabilities in the Group’s balance sheet and had had no impact on the Group’s loss for the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006.

(p)

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

The Group has assessed differences related to the accounting for other comprehensive income under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(q)

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

2006 FORM 20-F/A - THOMSON GROUP- F-248

TCL MULTIMEDIA TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2006 and 2005

(Including unaudited notes for the year ended 31 December 2004)

52.

SUMMARY OF DIFFERENCES BETWEEN HKFRSs AND USGAAP (continued)

(q)

Changes in accounting estimates and errors (continued)

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

The Group has assessed the differences related to the accounting for changes in accounting estimates and errors under HKFRSs and USGAAP and has determined the impact on the Group’s loss of the year ended 31 December 2006 and the shareholders’ equity of the Group as at 31 December 2006 to be immaterial.

(r)

Minority interests

Under HKFRSs, minority interests were part of the total results for the year and total equity of the group, whereas under USGAAP, minority interests are excluded from the total results for the year and shareholders’ equity of the Group.

(s)

Discontinued operations

Under HKFRSs, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale.  A component of any entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes (i.e. it will have been a cash-generating unit or a group of such units while being held for use).

Under USGAAP, the results of operations of a component of an entity that either has been disposed of or is classified as “held for sale” shall be reported in discontinued operations if both of the following are met: (i) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction..  Component of an entity comprises operations and cash flows that can be clearly distinguished from the remainder of the entity, both operationally and for financial reporting purposes.  A component of an entity may be an operating segment, a reporting unit, a subsidiary, or an asset group.

2006 FORM 20-F/A - THOMSON GROUP- F-249