Form 20-F
period 2007-12-31
THOMSON
filed 2008-04-21
CIK 1080259

As filed with the Securities and Exchange Commisson on April 21, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ____________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 date of event requiring this shell report

Commission File Number: 001-14974

THOMSON

(Exact name of Registrant as specified in its charter)

Not Applicable	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt - France
(Address of principal executive offices)

Julian Waldron
Chief Executive Officer and Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt
France
Tel: +33 1 41 86 50 00
Fax: +33 1 41 86 56 22
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Common Stock, nominal value €3.75 per share: 269 890 028

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer Accelerated filer Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 Item 18

If this is an Annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18

Table of Contents

Page

1

Key Information and Risk Factors

7

1.1

Selected Financial Data

8

1.2

Exchange Rate Information

10

1.3

Risk Factors

11

1.4

Litigation

20

2

Information on the Company

21

2.1

History and Development of the Company

22

2.2

Business Overview

25

2.3

Organizational Structure

45

2.4

Property, Plant and Equipment

45

3

Operating and Financial Review and Prospects

51

3.1

Overview

52

3.2

Key Economic Drivers

52

3.3

Summary of Results

53

3.4

Seasonality

54

3.5

Effect of Exchange Rate Fluctuations

55

3.6

Geographic Breakdown of Net Revenues

56

3.7

Events Subsequent to December 31, 2007

57

3.8

Critical Accounting Policies

57

3.9

Changes in Accounting Principles

60

3.10

Reserved

60

3.11

Changes in Scope of Consolidation in 2007

60

3.12

Notification of Participations Acquired in the Share Capital of French Companies in 2007

61

3.13

Changes in Scope of Consolidation in 2006

62

3.14

Notification of Participations Acquired in the Share Capital of French Companies in 2006

63

3.15

Results of Operations for 2007 and 2006

63

3.16

Results of Operations for 2006 and 2005

70

3.17

Liquidity and Capital Resources

77

3.18

Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

81

4

Directors, Senior Management and Employees

85

4.1

Directors and Senior Management

86

4.2

Compensation of Directors and Executive Committee

100

4.3

Thomson’s Employees and Workforce

103

5

Shareholders and Listings Information

113

5.1

Major Shareholders

114

5.2

Related Party Transactions

119

5.3

The Offer and Listing

119

6

Additional Information

125

6.1

Share Capital and Voting Rights

127

6.2

Memorandum and Articles of Association

131

6.3

Material Contracts

139

6.4

Exchange Controls and Other Limitations Affecting Security Holders

140

6.5

Taxation

140

6.6

Reserved

145

6.7

Organizational Chart as of December 31, 2007

146

6.8

Information on Minority Interests

149

6.9

Documents on Display

150

6.10

Calendar for the Disclosure of Financial Information

150

7

Quantitative and Qualitative  Disclosures about Market Risk

151

7.1

Exchange Rate Fluctuations

153

7.2

Future Cash Flows from Currency Hedging

155

7.3

Interest Rate Fluctuations

156

7.4

Interest Rate Hedging Cash Flows

157

7.5

Liquidity Situation

157

7.6

Fair Value of Financial Instruments

160

7.7

Risk of Share Price Variation

160

8

Internal and External  Controls and Procedures

163

8.1

Internal Control Procedures Implemented by the Company

164

8.2

Reserved

169

8.3

Controls and Procedures

169

8.4

Information on Accounting Services

170

8.5

Accountant Fees and Services

171

8.6

Audit Committee Pre-Approval Policies

171

9

Exhibits

173

10

Thomson Consolidated  Financial Statements

175

10.1

Reports of Independent Registered Public Accounting Firms

177

10.2

Consolidated Financial Statements

181

10.3

Notes to the Consolidated Financial Statements

186

Cross-Reference to Form 20-F

279

2007 FORM 20-F – THOMSON GROUP - Table of Contents

Back to contents

In this Annual Report on Form 20-F, the term the “Company” refers to Thomson S.A., and the terms “Group”, “Thomson”, “we” and “our” mean Thomson S.A., together with its consolidated subsidiaries. Please refer to the table on page 279 of this Annual Report that provides cross-references of the information provided in this report as they relate to the requirements of the Form 20-F.

Forward-Looking Statements

In order to utilize the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This Annual report contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs in light of the information currently available and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our intention to introduce new products and services; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Some of the factors that could cause actual results and events to differ materially from those expressed or implied in any forward-looking statements are:

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

•

uncertainties and challenges inherent in our business strategy;

•

market risks associated with our minority interests in certain public companies, principally Videocon Industries, following our disengagement from our former Displays and television activities;

•

integration of acquired operations;

•

the success of certain partnerships and joint ventures that we may not control, as well as future business acquisitions, combinations or dispositions;

•

changes in exchange rates, notably between the euro and the US dollar, Chinese yuan, Canadian dollar, Mexican peso, Polish zloty and British pound;

•

warranty claims, product recalls or litigation that exceed or are not covered by our available insurance coverage; and

•

capital and financial market conditions, prevailing interest rates and availability and terms of financing.

2007 FORM 20-F – THOMSON GROUP - 4

Back to contents

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors” below. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events. We advise you to consult any documents we may file or furnish with the US Securities and Exchange Commission (“SEC”), as described under Chapter 6: “Additional Information”, section 6.9: “Documents on Display.”

Statements Regarding Competitive Position

This Annual Report contains statements regarding market trends, our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•

PricewaterhouseCoopers, Understanding & Solutions, IDATE, Screen Digest and Adams Media Research for overall market trends in the media and entertainment industries;

•

Understanding & Solutions for information on DVD replication and distribution services;

•

Screen Digest, IBISWorld and Home Media Retailing for information on film, content services and post-production services;

•

Frost & Sullivan and Veronis Suhler Stevenson for information on retail media networks and out-of-home video advertising networks;

•

Screen Digest and IABM (International Association of Broadcasting Manufacturers) for information on broadcast and networks systems and services;

•

Frost & Sullivan, Datamonitor and DIS Consulting Corporation for specific information on broadcast cameras, broadcast video servers, production switchers and routing switchers;

•

MRG (Multimedia Research Group) for information on IPTV Network Software;

•

IMS Research, In-Stat, MRG and MPA Ltd for information on set-top boxes;

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

Market share and market position statements are generally based on sources published mid- to late 2007 or beginning 2008.

Reporting Currency

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro.

For your convenience, this Annual Report contains translations of certain euro amounts into US dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = US$1.5805, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on March 31, 2008.

2007 FORM 20-F – THOMSON GROUP - 5

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 6

Back to contents

1

KEY INFORMATION AND RISK FACTORS

1.1

Selected Financial Data

8

1.2

Exchange Rate Information

10

1.3

Risk Factors

11

1.4

Litigation

20

2007 FORM 20-F – THOMSON GROUP - 7

Back to contents

1.1 Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements as of and for each of the years ended December 31, 2007, 2006, 2005 and 2004. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as of December 31, 2007 and approved by the European Union as of April 14, 2008, and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and effective as of December 31, 2007. You should read the following selected consolidated financial data together with Chapter 3: “Operating and Financial Review and Prospects” and our consolidated financial statements.

Effective January 1, 2005, Thomson reorganized the Group’s activities around three principal operating divisions: Services, Systems (previously Systems & Equipment) and Technology and regrouped our remaining activities in two additional segments: Other (previously Displays & CE Partnerships) and Corporate. This divisional organization remained unchanged in 2006 and 2007, and our consolidated financial statements as of and for each of the years ended December 31, 2007, 2006, 2005 and 2004 continue to reflect these segments.

The results of the bulk of our Displays activities and of the Audio/Video and Accessories activities are treated as a net item within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2007, 2006, 2005 and 2004 and are, therefore, not reflected in our reported revenues from continuing operations. The substantial majority of the net revenues shown in the Other segment comprise revenues from our residual non-core manufacturing and assembly activities principally at Angers and Genlis in France.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL Multimedia (formerly TCL International) and TCL Corporation (“TCL”), to which this activity was contributed. Accordingly, our consolidated financial statements as of and for the year ended December 31, 2004 reflect within the Other segment seven months of Thomson as owner and operator of its television business and the remaining five months as a service provider to TTE pursuant to certain contractual arrangements. In September 2005, the sales and marketing services provided ceased, and the contractual arrangements for providing sub-contract manufacturing services were re-negotiated.

Our results for 2006 were impacted by the loss arising from the disposal of 10% of the share capital of TCL Multimedia, the write-down of our residual stake in TCL Multimedia to the market price at December 31, 2006 and the costs relating to the amendment of various agreements with TTE and TCL Multimedia. A total of €156 million of costs and charges were recorded in finance costs and share of losses from associates in connection with our interest in TCL Multimedia, including a charge of €70 million, which was accounted for in other financial expenses under finance costs, and a charge of €86 million recorded as a loss from associates. Our operations within the Other segment also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements between Thomson and TTE, bringing Thomson’s aggregate charges related to TCL Multimedia and TTE to €181 million in 2006. There was no material impact from these activities on our results in 2007.

In 2007, the Group proceeded with the previously-announced disposal of substantially all of its audio-video consumer electronics products and related accessories (together, the “AVA businesses”), which included the sale of its US accessories business and its non-European audio-video business to Audiovox Corporation (with the exception of certain assets and liabilities), the disposal of Thomson’s Skymaster activities in Germany to Arques Industries and the closure of Thomson’s remaining European AVA operations. Please refer to Notes 5 and 11 to our consolidated financial statements for more information, Chapter 2: “Information on the Company”, section 2.2.5: “Discontinued Operations” and Chapter 3: “Operating and Financial Review and Prospects”, section 3.15.7: “Profit (Loss) from Discontinued Operations”. The AVA businesses are treated as discontinued operations in the table below.

2007 FORM 20-F – THOMSON GROUP - 8

Back to contents

	Dec. 31, 2007 (1) (in US $ millions)	Dec. 31, 2007 (in € millions)	Dec. 31, 2006 (in € millions)	Dec. 31, 2005 (in € millions)	Dec. 31, 2004 (6) (in € millions)
Income statement data (3)
Revenues from continuing operations	8,898	5,630	5,781	5,544	5,945
Profit (loss) from continuing operations before tax and net finance costs	552	349	527	403	475
Income Tax	(43)	(27)	0	(68)	(93)
Net finance costs (2)	(166)	(105)	(202)	(40)	(27)
Profit from continuing operations	345	218	239	213	335
Profit (loss) from discontinued operations	(381)	(241)	(184)	(786)	(896)
Net income (loss)	(36)	(23)	55	(573)	(561)
Earnings per Ordinary Share
Weighted average number of shares outstanding – basic net of treasury stock	262,787,361	262,787,361	261,188,858	266,539,917	273,646,869
Earnings per share from continuing operations attributable to the equity holders of the Group
Basic	1.20	0.76	0.84	0.78	1.22
Diluted (4)	1.03	0.65	0.79	0.46	1.15
Total earnings (loss) per share attributable to the equity holders of the Group
Basic	(0.25)	(0.16)	0.14	(2.17)	(2.05)
Diluted (4)	(0.30)	(0.19)	0.15	(2.22)	(1.85)
Balance sheet data
Total non-current assets	7,024	4,444	4,519	5,072	4,142
Total current assets (excluding cash, cash equivalents and marketable securities)	2,772	1,754	2,288	2,785	2,507
Cash, cash equivalents and marketable securities	904	572	1,311	1,003	1,906
Total assets	10,700	6,770	8,118	8,860	8,555
Total non-current liabilities	2,812	1,779	2,318	2,251	2,603
Total current liabilities	4,640	2,936	3,681	4,393	3,459
Shareholders’ equity	3,232	2,045	2,112	2,209	2,475
Minority interests	16	10	7	7	18
Total liabilities, shareholders’ equity and minority interests	10,700	6,770	8,118	8,860	8,555
Dividends/distributions
Dividends/distributions per share (6)	-	-(5)	0.33	0.30	0.285

(1)

Amounts given in euros have been translated for convenience only into US dollars at the rate of €1.00 = US$1.5805, the noon buying rate in New York for cable transfers certified by the Federal Reserve Bank of New York for customs purposes on March 31, 2008.

(2)

Comprises “Interest expense” and “Other financial income (expense)”. See Note 9 to our consolidated financial statements for more information.

(3)

Results for 2007, 2006, 2005 and 2004 are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from results from continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported revenues and profit from continuing operations before tax and net finance costs for Thomson for 2006 amounted to €5,854 million and €479 million, respectively, of which €73 million of revenue and a loss of €48 million, respectively, were derived from activities since treated as discontinued (principally Displays and Components residual activities in France and in Mexico and after-sales Europe activities). See Note 4 to our consolidated financial statements for more information.

(4)

See Note 32 to our consolidated financial statements for more information on the dilutive instruments affecting earnings per share on a diluted basis.

(5)

On April 14, 2008, the Board of Directors decided that it would not propose a distribution to the Shareholders’ Meeting to be held on May 22, 2008.  For more information, see Chapter 5: “Shareholders and Listing”, section 5.1.8: “Dividends”, and Exhibit 99.1 attached to this Annual Report on Form 20-F.

(6)

Thomson did not publish financial data in accordance with IFRS in 2003 because, at the time, our financial statements were required to be presented in conformity with French Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003. For the year ended December 31, 2003, we distributed a dividend of €0.26 per share to our shareholders.

2007 FORM 20-F – THOMSON GROUP - 9

Back to contents

1.2 Exchange Rate Information

Our shares are denominated in euro. Fluctuations in the exchange rate between the euro and the US dollar will affect the US dollar price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. In addition, as we intend to pay any cash dividends or distributions in euro, exchange rate fluctuations will affect the US dollar amounts that owners of ADSs will receive on conversion of dividends or distributions. Furthermore, fluctuations in the exchange rate between the euro and the US dollar affect the US dollar equivalent of the price of our shares on Euronext Paris.

The following table shows the euro/US dollar exchange rate for the periods presented based on the Noon Buying Rate. We do not make any representations that euro could have been converted into dollars at the rates shown or at any other rate.

	Period End	Average Rate (1)	High	Low
Month	€ / US$
March 2008	1.5805	1.5520	1.5805	1.5195
February 2008	1.5187	1.4759	1.5187	1.4495
January 2008	1.4841	1.4728	1.4877	1.4574
December 2007	1.4603	1.4559	1.4759	1.4344
November 2007	1.4688	1.4675	1.4862	1.4435
October 2007	1.4468	1.4237	1.4468	1.4092
(1) The average of the Noon Buying Rates for euro on the business days of each month during the relevant period.Source: Federal Reserve Bank of New York.

	Period End	Average Rate (1)	High	Low
Year	€ / US$
2007	1.46	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.35	1.25	1.36	1.18
2003	1.26	1.14	1.26	1.04
(1) The average of the Noon Buying Rates for euro on the last business day of each month during the relevant period.Source: Federal Reserve Bank of New York.

The euro/US dollar exchange rate for March 31, 2008 was €1.00 = US$1.5805 based on the Noon Buying Rate on that date.

2007 FORM 20-F – THOMSON GROUP - 10

Back to contents

1.3 Risk Factors

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

Our businesses operate in, and our strategy is to be a preferred partner of, the Media & Entertainment (“M&E”) industries, which is a concentrated market. The Group’s client base is therefore similarly concentrated. In addition to this industry concentration, relationships have historically played an important role in the M&E industries we serve. As a result of the combination of these factors, several of our businesses depend on a number of major customers and our long-term relationships and contractual arrangements with them. For example, our Film Services and DVD Services activities, the largest contributors to the net sales of our Services Division, currently rely on our relationships with a number of major motion picture studios. We generally negotiate exclusive, long-term contracts with these studios. Our top five studio customers accounted for 58% of the revenues of our Services Division and 25% of our reported consolidated 2007 revenues. In the Access Products activity within our Systems Division, a large proportion of our revenue is derived from various broadcasters and network operators, including DIRECTV, occasionally under long-term contractual arrangements. Our top five customers in the Systems Division accounted for 44% of the reported 2007 revenues of the division and 21% of our total reported consolidated 2007 revenues; for example we have an important long-term contract with DIRECTV which accounted for a significant proportion of these revenues. Our technology licensing business is dependent upon our relationships with a relatively limited number of consumer products manufacturers, to whom we license both new and mature technologies. Licensing agreements typically have a duration of five years, and our top ten licensees accounted for approximately 79% of our total licensing revenues in 2007 (counting the MPEGLA licensing pool as a single customer, although the pool licenses to a large number of licensees). Overall, our ten largest customers accounted for 48% of our total 2007 revenues (including for these purposes only the revenues generated by discontinued and held-for-sale businesses). If we fail to maintain these relationships, these customers may reduce or cease purchases and use of our products, services and technologies, which could adversely affect our businesses, results and prospects.

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

Our revenue stream, its timing and our profit depend in large part on our customers’ business plans and investment decisions for certain technologies, products and services, which in turn may depend on the often changing and unpredictable preferences of the public. If our customers do not commit resources to technologies, products and services supplied by us and if the public does not demand or prefer our customers’ technologies, products or services, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

2007 FORM 20-F – THOMSON GROUP - 11

Back to contents

Our revenue stream, its timing and our profit depend on our customers’ business plans and investment decisions in certain technologies, products and services. For example, in the Systems Division the customers of our Access Products activity may determine the rate and timing of service roll-outs and associated products (such as set-top boxes or dual/triple play gateways) differently than we anticipate, while customers of our Broadcast & Networks activities have in the recent past and may continue to delay upgrading their systems and equipment and related capital expenditures. In the DVD and Film markets, new formats and major film releases may shift from quarter to quarter affecting the revenue stream and revenue recognition of our DVD Services and Film Services units. These types of situations occur primarily because we have no control over our customers’ business plans and investment decisions, which in turn depend largely on the often changing and unpredictable preferences of the public. Feature film, television and other video and entertainment content production are inherently speculative businesses since the revenues derived from the production of such content depend primarily upon its expected and actual acceptance by the public, which is difficult to predict. The market for such content is highly competitive and competing technologies and products are often released into the marketplace at the same time. In addition, our businesses may be affected by shifts in public preferences of the medium over which this content is delivered. If the public does not prefer our customers’ content or their method of content delivery over those of our customers’ competitors, to whom we do not supply, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

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

The markets for our products, services and technologies are characterized by rapid change and technological evolution. We will need to expend considerable resources on research and development in the future in order to continue to design and deliver innovative products, services and technologies for the M&E industries, including technologies that we may license to manufacturers and other third parties and the newer businesses in our Technology Division focused on silicon and software solutions. Despite our efforts, we may not be able to develop and effectively market new products, services and technologies that adequately or competitively address the needs of the changing marketplace. New products, services and technologies can be subject to delays in development and may fail to operate as intended. There is no proven market for some of the advanced products, services and technologies that our businesses have begun to offer and have under development. There may be no or limited market acceptance of new products, services or technologies which we may offer, or significant competitive products, services or technologies may be successfully developed by others. For example the roll-out of IPTV services and mobile TV services by a number of our customers has proceeded more slowly over recent years than we had expected.

We expect that the future growth of our revenue will depend, in part, upon the growth of, and our successful participation in, new or evolving markets in the M&E industries. We have based our strategy on our vision of how the M&E industries are developing and may develop over the next few years, including such significant drivers as the following: some consolidation will occur in the M&E industries, while significant M&E groups and markets will emerge in Asia, particularly China; our M&E clients will have outsourced many of their activities; China and India will have become mainstream M&E markets; the transition to High Definition (HD) will be complete; mobile video will be pervasive; intellectual property will remain a key differentiator and significant source of direct and indirect revenues; security technologies and services to combat piracy will have been implemented; China will have become a technology standards-setter; electronic delivery of content into the home will have emerged; consumers will continue to buy pre-recorded content at retail, but will also be purchasing or renting content (events, etc.) directly from home; in addition to film print, digital delivery of movies to cinemas will have developed; network operators will have largely switched to IP technologies; all networks will have “triple play” offerings; “connected products” will be ubiquitous inside and outside the home; and home networking will have been implemented. There is a risk this vision may be incorrect and the media and entertainment market may evolve differently over the next few years and present different characteristics in the future. Should this risk materialize, our business could be adversely affected and our financial results could suffer.

2007 FORM 20-F – THOMSON GROUP - 12

Back to contents

We may have identified economic drivers which may not develop or may develop at a slower pace than we expect, for example the roll-out of mobile video and IPTV has to date been slower than we had originally anticipated. We may also not identify new or changing market trends at an early enough stage to capitalize on market opportunities. At times such changes can be substantial, such as the shift from VHS tapes to DVDs for consumer playback of movies in homes and elsewhere, and the possible shift over time from the use of physical media for distribution of video content to electronic distribution. Our growth and the success of our strategy depends to a great extent on our ability to develop and deliver innovative products, services and technologies that are widely adopted in response to changes in the M&E industry and that are compatible with the products, services or technologies introduced by other entertainment industry participants. If we fail to correctly and timely anticipate, identify and assess such economic drivers and new or changing market trends or to develop and deliver such products, services and technologies, we may fail to achieve growth and our financial results may suffer.

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

Technological innovations can make older products and services less competitive and can have an adverse effect on the value of our existing patents and our revenues from licensing programs. Our financial results may suffer, and we could be at a competitive disadvantage in our other businesses if we are unable to develop or have access, either independently or through alliances, to new and widely-used products, services and technologies in advance of our competitors.

The markets in which we operate are undergoing a technological evolution resulting from the increasing use of digital technology and an increasing overlap among video, voice and data services. Technological advances and new product and service introductions may render obsolete or significantly reduce the value of previously existing technologies, services, products and inventories. This could have a material adverse effect on our ability to sell these products and services or to make a profit from these sales. For example, the emergence of digital technology has had this effect on many products or services based on older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents and revenues from licensing programs. Also, within the physical digital formats, further technological shift could have an adverse effect on our ability to sell such products, like DVD disks and analog film, to provide services based on digital technologies, or to make a profit from these sales. For example, we witnessed in recent years slowing in the growth rate for DVD sales volumes and declines in DVD revenues.

2007 FORM 20-F – THOMSON GROUP - 13

Back to contents

Further, advances in technologies for downloading content from the Internet such as video-on-demand and similar or other technologies, which Thomson is also active in developing, may significantly reduce the demand for our DVD and film products or otherwise negatively affect our business.

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

We face strong competition in many of our businesses, including from groups that are significantly larger than Thomson or from existing customers that may develop in-house capabilities. Competition may push prices to unprofitable levels, which could adversely affect our financial results.

Many of the products and services we supply are subject to intense price competition and, although we have leading positions in many of our market segments, the competing businesses in these segments are often part of groups which are significantly larger than Thomson. These groups may include customers who may already have, or may develop, in-house capabilities to supply the products or services which we supply, such as  studio customers who have content services capabilities in-house or broadcasters who have equipment design and sourcing capabilities in-house. If our competitors use their size and resources to put additional competitive pressure on Thomson, or if our customers develop additional in-house capabilities to supply products and services which we supply, our operations could be materially and adversely affected.

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

We may seek to expand our product and services offering, our technologies portfolio and our geographic coverage, and hence our client base, through acquisitions and partnerships, and have completed a significant number of acquisitions and partnerships over the last several years. This poses risks and uncertainties typical of such transactions.

We may seek to expand our products and services offering, technologies portfolio and geographic coverage, particularly in Asia, to broaden our client base in the M&E industries through, among other actions, long-term partnerships and selective acquisitions, and have completed a significant number of acquisitions and partnerships over the last several years. The process of integrating an acquired company, business or technology, may create unforeseen difficulties and expenditures. The areas where we may face risks include: retaining employees from businesses we acquire, cultural challenges associated with integrating employees from acquired businesses into our organization, unanticipated or unknown liabilities relating to acquired businesses, the quality of the assets we sought to acquire and the validity of any acquired patents. In addition, we face other risks normally associated with acquisitions or partnerships or joint ventures, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers. We also encounter increasing risks in connection with the protection of our intellectual property rights. Acquisitions, partnerships and joint ventures involve other risks and difficulties, such as delays in implementation, unexpected costs or liabilities, or not realizing operating benefits or synergies from completed transactions. Further, in certain partnerships or joint ventures, important business decisions may be made without our approval, or disagreements, disputes or deadlock may arise among the partners, which may have adverse effects on the related partnership or joint venture, or our interests in connection therewith. Those and other risks or potential difficulties inherent in acquisitions, partnerships and joint ventures may adversely affect our results, financial condition or prospects. If we make significant acquisitions, we may also face an increase in our debt and interest expense.

2007 FORM 20-F – THOMSON GROUP - 14

Back to contents

We rely on third-party suppliers to manufacture a substantial number of our products or sub-components, particularly for our Systems Division, which entails financial, reputational and other risks to Thomson. In addition, we are developing or producing a number of our new products and solutions in partnership with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or on a timely basis. Also, our practices of selective co-development and of managing inventory on a just-in-time basis expose us to performance risks in respect of these suppliers, as well as certain force majeure risks.

We procure from third-party suppliers a substantial number of our products or sub-components, particularly for our Systems Division, and in many cases these will be sourced from a concentrated supplier base. In addition, we consign to external suppliers extensive activities including procurement, manufacturing, logistics and other services. Reliance on outside sources increases the chances that the Group will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect our net sales and reputation for quality products. This reliance on external suppliers may also expose Thomson to the effects of suppliers’ insufficient compliance with applicable regulations or third-party intellectual property rights, as well as to the effects of production delays or other performance failures of such suppliers, which may also have an adverse effect on our sales, profits and reputation.

In addition, we complement our internal research and development or production activity by entering into co-development agreements and research programs with strategic partners or investors or by subcontracting certain activities, including the production of many of the products that we sell, to outside providers, particularly for our Systems Division. These arrangements involve the commitment by each company of various resources, including technology, research and development as well as personnel. If these arrangements do not develop as expected, especially those that involve proprietary components and complementary technologies, if the products or solutions developed produced by companies working with us are not developed in a timely fashion, do not meet the required quality standards or experience production shortfalls or delays or other performance failures, or if the financial standing of our partners deteriorates, our ability to develop and produce these new products and solutions successfully and on schedule may be hampered. Furthermore, these arrangements increase risks in connection with the protection of our intellectual property used in such research programs and may give rise to potential conflicts over co-developed technologies with our R&D partners.

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

We derive significant profit from the licensing of our various technologies to product manufacturers. We have derived a significant portion of our operating income from our technology licensing business over the last few years. Our top ten licensees account for approximately 79% of our total licensing revenues in 2007, and our revenues from the MPEGLA licensing pool (treated as a single licensee) accounted for approximately 30% of the Technology Division’s revenues in 2007 (2006: 26%). Our licensing revenue is dependent on sales by our licensees of products that incorporate our technologies. We cannot control these and other manufacturers’ product development or commercialization efforts or predict their success. In addition, our license agreements, which typically require manufacturers and software developers to pay us a specified royalty for every product shipped that incorporates our technologies, do not require these manufacturers to include our technologies in any specific number or percentage of units, and only a few of these agreements guarantee us a minimum aggregate licensing fee. Accordingly, if our licensees sell fewer products incorporating our technologies, or otherwise face significant economic difficulties, our licensing revenue and profits will decline. Lower sales of products incorporating our technologies could occur for a number of reasons. Changes in consumer tastes or trends, changes in industry standards or potential weaknesses inherent in the technologies we license may affect our licensing revenue. Demand for new video products incorporating our technologies could also be adversely affected by increasing market saturation, competing products and alternate consumer entertainment options. In addition, our main licensees, for whatever reason, may not choose to or may not be able to incorporate our technologies in the future, which could in turn adversely affect our financial results.

2007 FORM 20-F – THOMSON GROUP - 15

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

2007 FORM 20-F – THOMSON GROUP - 16

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

In addition to our proprietary technology, we also rely on certain technology that we license from third parties, particularly in our Systems Division. We cannot provide any assurance that these third-party licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses could adversely affect our business and financial results.

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

We have completed major transactions in recent years to disengage from our former Displays activities. In connection with these transactions, we now hold a minority interest in a company that we do not control. The value of this interest may fluctuate, including as a result of events we do not control.

In 2005, we disengaged from our Displays activity through a series of sales of our tube manufacturing operations to the Videocon Group. In connection with this disposal, we agreed to invest a total of €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, and which is listed on the Luxembourg Stock Exchange. As we are a minority shareholder in Videocon Industries, important business decisions may be made without our approval. In addition, we are exposed to market risk as a result of this investment. Therefore, if the share price of Videocon Industries decreases during the period in which we are shareholders, we may not be able to dispose of our interest at or above the price of our initial investment. A decline in the Videocon share price could have an adverse impact on the Group’s consolidated net equity and/or net income. This exposure to market risk is enhanced by the fact that we are subject to certain lock-ups and may not transfer our shares in Videocon Industries for specified periods of time, subject to certain exceptions. For more information on this transaction, see Chapter 2: “Information on the Company”, section 2.2.4: “Corporate and Other”.

Economic and geopolitical conditions and potential labor disputes may adversely affect our results and financial condition.

General economic trends in the countries in which our products and services are sold and where we source raw materials and components, primarily in North America, Europe and Asia, can have a significant impact on prices and demand for such products and services we sell, as well as a significant impact on the cost of the raw materials and components we purchase. Pricing pressure and soft demand in the markets in which we sell our products and services or significant increases in the costs of raw materials or components could result in further pressure on our profit margins, which could in turn adversely affect our financial results. Furthermore, labor disputes that directly affect our business could adversely affect our ability to deliver goods and services to our customers, and a significant labor dispute in our clients’ industries could also have a material affect on our business. For example, a strike by a major entertainment industry union could reduce the supply of original entertainment content, which could in turn reduce the demand from our customers for our products and services.

2007 FORM 20-F – THOMSON GROUP - 17

Back to contents

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

For more detailed discussions on our sales in our principal markets, refer to Chapter 3: “Operating and Financial Review and Prospects”, and for more information on our main production sites, refer to Chapter 2: “Information on the Company”, section 2.4: “Property, Plant and Equipment.”

We may not continue to have access to the capital markets to obtain additional long-term and short-term financing on acceptable terms and conditions. Furthermore, our existing debt facilities could become unavailable or become due if we failed to meet the covenants in our long-term debt.

From time to time we access the long-term and short-term capital markets to obtain financing. Although we believe that we have sufficient resources and financing to operate our businesses without seeking new financing from the capital markets, if we do need to seek new financing and do not have access to the capital markets on acceptable terms and conditions, our flexibility to fund our business in an appropriate way will be reduced.

Our access to the long-term and short-term capital markets and the availability of acceptable terms and conditions of financing are impacted by many factors, including: (i) our credit ratings, which have been lowered by rating agencies in 2006, 2007 and 2008, and which are based, among other factors, on our performance as measured by credit metrics such as interest coverage and leverage ratios; (ii) the reduced liquidity and availability of credit in the overall capital markets, which has been negatively impacted, among other factors, by the U.S. sub-prime mortgage situation; and (iii) the current state of the global economy. There can be no assurances that we will have access in the future to the capital markets on terms acceptable to us.

Our debt ratings are currently considered “sub-investment grade” by Moody’s and Standard & Poor’s, following downgrades in March 2008. Although the cost of borrowing for our existing debt facilities is unaffected by the recent downgrades, the cost of borrowing for new facilities in the future would increase in the absence of an intervening improvement in our ratings and/or market conditions. Some of the factors that impact our credit ratings, including the overall economic health of our customer industries and the global economy (and particularly the U.S. economy), are outside of our control. There can be no assurances that our current credit ratings will improve, nor that they will be maintained at their current levels.

We have raised finance over recent years from a series of private placements of notes with various maturities. The terms of these notes contain various covenants, including financial covenants (see Note 25 to our Consolidated Financial Statements), with which we must be in compliance in order not to trigger an event of default which could allow the noteholders to request repayment prior to the respective due dates of the notes. If we breach these covenants, there can be no assurance that the noteholders will not request repayment.

We view our existing revolving credit facility as a source of available liquidity (see Note 25 to our Consolidated Financial Statements). This facility contains no financial covenants and can currently be drawn to satisfy our financing requirements. However, if the noteholders referred to above demanded early repayment of the outstanding notes due to a breach of the covenants for their benefit, our credit facility could become unavailable and/or the banks could require repayment of the outstanding amounts due under the facility in advance of the stated maturity.

Our ability to operate our businesses without requiring new financing from the capital markets, our ability to access to such financing on acceptable terms and conditions, our debt ratings and our continued ability to meet our financial covenants depend on the factors highlighted above and on the future financial and operating performance of our businesses, which, in turn, depend on a variety of factors, including those set forth under the section “Forward-Looking Statements” and elsewhere under this section “Risk Factors”, many of which we do not control. These factors could develop in a way that materially adversely affects our performance, our ability to operate our businesses without recourse to new external financing, the terms and conditions of any financing available to us or our ability to continue to finance our business in the short- or over the longer term.

2007 FORM 20-F – THOMSON GROUP - 18

Back to contents

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Most of our sales are in US dollars and in euros; however, certain expenses are denominated in other currencies such as the Mexican peso and Polish zloty, in particular those of our production facilities in Mexico and Poland. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates and the occasional illiquidity in some emerging markets currencies together with the potential for changes in exchange control regulations in such emerging markets, we cannot assure you that we will be able to manage effectively these risks. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Chapter 7: “Quantitative and Qualitative Disclosures about Market Risk.”

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

Claims and investigations relating to competition law could materially adversely affect our business, results of operations, financial condition and cash flows.

We are subject to certain claims and investigations relating to alleged anti-competitive conduct by Thomson and certain of its subsidiaries in connection with our former cathode ray tubes (CRT) business. See Note 36 to our Consolidated Financial Statements included herein at Chapter 10 for more information. It is too early at the present time to assess the extent of any liability that Thomson may incur in connection with such claims and investigations.

Should we or any of our subsidiaries, however, ultimately become subject to fines or penalties in respect of any such alleged conduct, or be held liable therefor towards any third parties, or settle any related claims or proceedings, it is possible that the amounts of any such fines or penalties, liability or settlement could be substantial and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

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

2007 FORM 20-F – THOMSON GROUP - 19

Back to contents

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business, our financial results and investors’ views of us.

We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have invested significantly in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with the application of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments, as well as their own assessment of our internal control over financial reporting as included herein at Chapter 8: “Controls and Procedures”. In future periods, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting requiring remediation, or areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or subject to material weaknesses or are otherwise perfectible, or that we are unable to produce accurate financial statements, may adversely affect our stock price.

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

1.4 Litigation

In the normal course of its business activities, the Group is involved in legal proceedings and is subject to tax, customs and administrative audits. The Group sets aside a provision each time that a risk is identified and the cost associated with this risk can be estimated.

The principal legal proceedings and governmental investigations in progress or envisaged, including certain claims and investigations relating to alleged anti-competitive conduct in connection with our former cathode ray tube (CRT) business, are described in Note 36 to the Group’s consolidated financial statements presented below. See also section 1.3: “Risk Factors - Claims and investigations relating to competition law could materially adversely affect our business, results of operations, financial condition and cash flows” for further information.

In addition, the Group is involved in a number of legal proceedings in the normal course of its operations.

Neither the Company nor any of its subsidiaries is currently aware of any proceedings envisaged by third parties, other than those referred to in the Group’s consolidated financial statements, likely to have a material adverse effect on the Group’s business activities, financial position, results of operations or solvency.

2007 FORM 20-F – THOMSON GROUP - 20

Back to contents

2

INFORMATION ON THE COMPANY

2.1

History and Development of the Company

22

2.1.1

Company Profile

22

2.1.2

Historical Background

22

2.1.3

Our Organization

23

2.1.4

Strategy and Outlook

24

2.2

Business Overview

25

2.2.1

Services

25

2.2.2

Systems

30

2.2.3

Technology

37

2.2.4

Corporate and Other

42

2.2.5

Discontinued Operations

44

2.3

Organizational Structure

45

2.4

Property, Plant and Equipment

45

2.4.1

Operating Facilities and Locations

45

2.4.2

Environmental Matters

47

2.4.3

Insurance

47

2.4.4

Thomson Foundation

48

2007 FORM 20-F – THOMSON GROUP - 21

Back to contents

2.1 History and Development of the Company

2.1.1 Company Profile

Legal and commercial name:
THOMSON

Registered office address:
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt France
Tel.: 33 (0)1 41 86 50 00
Fax: 33 (0)1 41 86 58 59
E-mail: webmaster@thomson.net

Domicile, legal form and applicable legislation: Thomson is a French corporation (société anonyme) with a Board of Directors, governed by Title II of the French Commercial Code pertaining to corporations, by all laws and regulations pertaining to corporations, and its by-laws.

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

Fiscal year: January 1 to December 31.

Thomson provides technology, services, and systems to its Media & Entertainment clients – content creators, content distributors and broadcasters – and supports them in order to help them to improve their commercial offerings and their performance in a rapidly changing technology environment.

In fiscal year 2007, we generated net sales of €5,630 million. At December 31, 2007, the Group had approximately 25,000 employees in more than thirty countries (including those in operations treated as discontinued).

2.1.2 Historical Background

Thomson® and other major brands in the Group, such as RCA® and Technicolor®, have a long history in the development of technologies for the broadcast of radio and television, as well as for the colorization and processing of cinema film content. These technologies remain important for the Group today. Historically, Thomson’s activities and clients had been focused on consumer electronics products and on the manufacturing and assembling of components.

From 2000, the Group started to position itself within the Media & Entertainment (“M&E”) markets to benefit from its technological expertise as these target markets evolved. As part of this transformation strategy, the Group made several acquisitions including Technicolor®, Philips’ professional broadcast business and Grass Valley®. In addition, the Group began to dispose of the consumer electronics finished goods and components businesses that generated the bulk of its revenues prior to 2000.

The Group’s former Consumer Products and Components divisions were thus reshaped in 2004 and 2005 with the disposition of substantially all of our television businesses (which were deconsolidated from August 1, 2004) in return for a 33% interest in TTE, which was subsequently converted in August 2005 into a 29% interest in TCL Multimedia, TTE’s parent company, and reduced to 19.32% in 2006 and to 2.4% in 2007, and the disposition of the bulk of our displays activity, comprising our television tubes and related components business (referred to herein as the “Displays activity”) by way of two transactions covering the bulk of our tubes and glass operations with members of the Videocon Group of companies (“Videocon”) and the transfer of our Videoglass glass manufacturing operations based at Bagneaux-sur-Loing to the Spanish group, Rioglass.

2007 FORM 20-F – THOMSON GROUP - 22

Back to contents

This transformation continued over the period from mid-2004 to 2006. Thomson announced on October 21, 2004 five strategic priorities, which were defined based on its vision of how the M&E industries may evolve between then and 2010. For a more detailed discussion of this vision, please refer to Chapter 3: “Operating and Financial Review and Prospects”, section 3.2: “Key Economic Drivers.” These strategic priorities were to:

1 broaden our offering to existing M&E clients and expand our M&E client base, including in Asia;

2 focus on video technologies;

3 seize growth opportunities in electronic content management and distribution;

4 lead in IP-Devices and Solutions; and

5 actively seek partnerships in Displays.

On November 30, 2004, Thomson announced a Two-Year Plan approved by Thomson’s Board of Directors, which set forth a framework to implement these strategic priorities over 2005 and 2006. In line with these strategic priorities, Thomson invested during this period in key businesses that we had identified as growing, namely Network Services, Content Services, Access Products for telecom operators and our Broadcast & Networks businesses (Grass Valley and Network Software).

In addition, in 2007, the Group proceeded with the previously-announced disposal of substantially all of its audio-video consumer electronics products and related accessories (together, the “AVA businesses”), which included the sale of its US accessories business and its non-European audio-video business to Audiovox Corporation (with the exception of certain assets and liabilities), the disposal of Thomson’s Skymaster activities in Germany to Arques Industries and the closure of Thomson’s remaining European AVA operations. Please refer to Notes 5 and 11 to our consolidated financial statements for more information, section 2.2.5: “Discontinued Operations” and Chapter 3: “Operating and Financial Review and Prospects”, section 3.15.7: “Profit (Loss) from Discontinued Operations”.

The transformation of our business has been accompanied by a significant shift in our capital structure. Nine years ago, Thomson (formerly Thomson Multimedia and prior to that, Thomson Consumer Electronics) was indirectly wholly-owned by the French State. Following a series of transactions in our share capital in the period 1998-2003, the French State’s indirect interest in Thomson was reduced and, as of February 29, 2008, amounted to approximately 1.95% of our share capital. In 2004 Silver Lake Partners LLP (“Silver Lake”) invested in a US$500 million convertible/exchangeable bond (which, based on our current issued share capital, would convert into 9.09% of our share capital diluted to take into account the conversion of the bonds). At February 29, 2008, the public owned approximately 93.4% of the share capital of Thomson; Thomson held approximately 1.89% of the share capital in the form of treasury shares; and we estimate that our employees and former employees owned approximately 2.12%. For more details on our share capital, please refer to Chapter 5: “Shareholders and Listings Information”, section 5.1: “Major Shareholders and Related Party Transactions”.

2.1.3 Our Organization

As discussed below, the Group is organized around three principal operating divisions – Services, Systems and Technology – and two additional segments: Other (previously Displays & CE Partnerships) and Corporate.

Services (43% of reported 2007 Group net revenues)

The Services Division offers end-to-end management of video-related services for our customers in the Media & Entertainment industries. We offer services related to the preparation of video content (Content Services) and distribution of video content, both distribution of video through physical media (analog Film or DVD Services) and electronic distribution of video and management of video networks (Network Services and Electronic Distribution Services). The film and DVD physical media businesses are mature businesses which are operated primarily for cash generation, while our other Services Division businesses operate in markets expected to grow and represented close to 30% of the division’s revenues in 2007, up from approximately one quarter in 2006. Thomson’s Services Division uses the world-leading Technicolor® trademark across most of its businesses. We describe the activities in this division in more detail below under the following headings:

•

Film and Content Services;

•

DVD Services;

•

Electronic Distribution Services; and

•

Network Services.

Systems (48% of reported 2007 Group net revenues)

This division plays a key role in supplying hardware and software technology for the Media & Entertainment industries in the areas of production, delivery, management, transmission, and access.

2007 FORM 20-F – THOMSON GROUP - 23

Back to contents

The activities of this division of Thomson are described in more detail below under the headings:

•

Broadcast & Network Systems – comprising our businesses supplying professional broadcast and network systems and equipment, both hardware and software technology (most notably using the GV Thomson and Thomson brands); and

•

Access Products – supplying access products, notably set-top boxes and advanced service gateways, principally to satellite and cable network operators and to telecom operators, as well as selling telephony and related products through retail channels.

Technology (9% of reported 2007 Group net revenues)

This division includes the following activities:

•

Corporate research;

•

Licensing of patents and trademarks;

•

Silicon Solutions: Integrated Circuit (“IC”) design and tuners; and

•

Software & Technology Solutions: video and audio security solutions, and other technologies.

We also have a segment referred to as our “Other” segment, as well as a Corporate segment. At the end of 2007, the Other segment comprises principally our sub-contract manufacturing operations situated at Angers, France and at Genlis, France (for more information, please refer to section 2.2.4: “Business Overview—Corporate and Other”.

2.1.4 Strategy and Outlook

The Group’s strategy through the 2007-2009 planning period is to leverage its positions in its core markets to serve the needs of the Media & Entertainment industries as they invest more in video as the key application in digital media. We have diverse and leading positions in the large markets of today, but, notably as a result of the investments made in 2004-2006, we believe we are also well-positioned for the digital video and new media markets of the future. We also have sought to broaden both our customer base, geographically and by type, and our offering of services, systems and technologies and aim at continuing to diversify our customer base.

Thomson’s mission is to deliver high quality, cost-effective services, systems and technologies for a wide range of partners dealing with video content, from traditional video users such as film studios and broadcasters to emerging customer areas such as advertising and corporate users of video. We believe our value-added lies in our deep and long-standing knowledge of video, our proprietary technology and our expertise in open-standards based systems. The assumptions about the strategic medium-term evolution of our markets, which we set out in 2004, have proven largely valid and will inform our decisions as we seek to build and grow our business further (see Chapter 3: “Operating and Financial Review and Prospects”, section 3.2: “Key Economic Drivers”).

Our significant investment in R&D will continue while, at the same time, we are implementing measures to make our R&D operations more cost-efficient. When combined with selective patent acquisitions, this should enable us to maintain our strong intellectual property position, so that our Licensing business can remain a strong contributor to both the Technology Division and to the Group as a whole.

Our investments will be focused principally in areas where we believe we can take advantage of the main growth drivers of the digital video industries, namely the accelerating adoption of high definition, mobile content, on-demand content, consumer-generated content, fixed-mobile convergence, triple and quadruple play devices, connected home networking, and internet-based and advertising-based content delivery.

The Group also intends to consider strategic partnerships with third parties, particularly in Asia, in certain of the Group’s businesses, such as tuners, in order to exploit market opportunities.

At the same time, the Group is continuing to pursue and reinforce its cost reduction programs initiated in 2007 and to implement measures to achieve greater operational efficiency throughout the Group’s businesses. The Group views these programs as particularly important in light of the increasingly uncertain macro-economic and general market outlook for 2008, which show signs of lower growth, including in the industries that we serve. These cost reduction efforts will include a wide range of process improvements, IT upgrades and restructuring measures.

2007 FORM 20-F – THOMSON GROUP - 24

Back to contents

In addition and in this context, the Group has reviewed the loss-making silicon activities within the Technology Division, with a view to achieving cost reduction through a combination of partnerships and reorganization.  The costs of these actions related to our silicon activities are expected to be in the region of €35 million.

On February 14, 2008, Thomson indicated that the first months of the 2008 year would be challenging. The slowdown in the Access Products activities of the Systems Division continued into the first quarter of 2008 with reduced orders from broadband operator customers. In the Services Division, the recent Hollywood writers strikes have negatively affected the Film Services and Content Services businesses.

On April 16, 2008, the Group announced revenues of €1,016 million for the first quarter of 2008. For more information on the Group’s revenues for the first quarter of 2008, see Exhibit 99.1 to this report, which includes extracts from our press release of April 16, 2008, which are incorporated herein by reference.

The Group’s primary goals are cash generation and further cost reduction, while still pursuing opportunities for profitable organic growth.

2.2 Business Overview

The table below sets forth the contribution to our consolidated net revenues for 2007, 2006 and 2005 in accordance with IFRS for each of our divisions (with the exception of discontinued operations).

The results of the bulk of our Displays activities and those of the AVA activities are treated as a net item within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2007, 2006 and 2005, and are therefore not reflected in our reported net sales. The substantial majority of the net revenues shown in the Corporate and Other line are revenues of our residual non-core manufacturing and assembly operations.

(in € millions, except percentages)	2007	% of total	2006	% of total	2005	% of total
Net revenues from continuing operations
Services	2,400	43	2,489	43	2,487	45
Systems	2,679	48	2,684	46	2,262	41
Technology	535	9	547	10	546	10
Corporate and Other	16	0	61	1	249	4
TOTAL	5,630	100	5,781	100	5,544	100

2.2.1 Services

Our Services Division generated consolidated net revenues of €2,400 million in 2007 (43% of the Group’s reported consolidated net revenues). The Services Division offers end-to-end management of video-related services for our customers in the Media & Entertainment industries. We offer services related to the preparation of video content (Content Services) and distribution of video content, both distribution of video through physical media (analog Film and DVD Services) and electronic distribution of video and management of video networks (Network Services and Electronic Distribution Services). The film and DVD physical media businesses are mature businesses which are operated primarily for cash generation, while our other Services Division businesses operate in markets expected to grow and represented close to 30% of the division’s revenues in 2007, up from approximately a quarter in 2006. Thomson’s Services Division uses the world-leading Technicolor® trademark across most of its businesses.

2007 FORM 20-F – THOMSON GROUP - 25

Back to contents

The business of the Services Division is described below under the following headings that correspond broadly to various stages in the preparation and subsequent distribution of video content, whether by content producers, distributors and broadcasters or emerging users of video:

•

Film and Content Services;

•

DVD Services;

•

Electronic Distribution Services; and

•

Network Services.

Operating principally under the Technicolor® brand, we are a worldwide leader in the development and printing of film reels, in DVD Services for content producers/owners, and one of the worldwide leaders in both Content Services, including post-production and visual effects, and the activities performed by our Network Services business.

Content Services are provided in the content creation process (pre-production, during production and post-production), such as visual effects (“VFX”), manipulation of digital intermediates (i.e., the digital manipulation of images and the data from which images are generated, including the correction of color, as part of the finishing process for film and TV content), foreign language (e.g. subtitling and dubbing), editing and the creation of final masters for theatrical film, broadcast masters, packaged media release (e.g. DVD and Blu-ray) and for other forms of video distribution (e.g. for digital download services).

Our physical media services cover Film Services and DVD Services, including content preparation, planning, manufacturing and physical distribution services for video content for theatrical (cinema) release and for release on DVD. We also provide services relating to the transition to digital cinema.

Network Services assembles video programming and/or manages distribution of video content through video networks to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide audiences/customers with video content. We are also developing our Electronic Distribution Services in order to pursue opportunities that are arising as the electronic distribution of video content to the home becomes more widespread.

As the methods of distributing video become more varied, and increasingly electronic in nature, we anticipate an increasing demand from our clients for digital media asset management (storage, manipulation, retrieval and streaming of video and audio content), asset rights management, anti-piracy/security solutions and technology consulting services.

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

Some segments of the M&E industries are concentrated, resulting in a number of key studio clients, geographically based primarily on the US West Coast, accounting for a substantial proportion of our services business and revenues. However we continue to diversify our offering to serve other groups of customers, such as broadcasters, advertisers, and retailers and other corporate users of video content, as the use of video content becomes increasingly pervasive.

Currently, our physical media activities still contribute the majority (a little over 70%) of the division’s revenues, in a declining proportion, however, compared to the previous year (around three quarters in 2006). Although we expect these physical media activities to remain the largest contributors to the Services Division for the next few years, we aim to continue to achieve significant growth in Content Services and Network Services as the transition of content to digital format and digital/electronic distribution continues to develop and the use of video content and video networks becomes more widespread. We also expect growth in the Electronic Distribution Services for distribution of video to the home and further development in the rollout of digital cinema.

We continue to support and guide our customers through an industry-wide transition that is underway to digital formats and services. Based on our current and targeted customer base, we believe this transition offers opportunities, in particular in the areas of the development of high definition optical disc formats (Blu-ray), digital cinema, digital post-production, digital media asset management and broadcast play-out services in both our existing markets (principally the United States, Europe and Asia) and in new geographical regions.

2007 FORM 20-F – THOMSON GROUP - 26

Back to contents

The Services Division has been built around the Technicolor-branded businesses, acquired in March 2001. Our leadership position is based on more than 90 years of motion picture industry leadership, combined with access to the Group’s technology, technical excellence, global reach and scale, an integrated and secure service offering to its customers and an organization-wide focus on quality and customer service.

In many parts of our Services Division businesses, relationships with most major customers are covered by long-term contracts. In the physical media activities, these are usually three to five years and typically cover volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements for specific types of services, which include a fixed duration and specific terms depending on the particular geographical zone. Under the terms of certain of these contracts, we make advance payments at the commencement of the contractual relationships, which are reimbursed in line with manufactured volume over the duration of the contracts. For more information on these contract advances, see Note 17 to our consolidated financial statements. Our key customers in 2007 in these businesses included major film studios such as Disney, Warner Bros., Universal Studios and Paramount/DreamWorks and, to a lesser extent, software and games publishers such as Microsoft and Electronic Arts. The Content Services activities also dealt with many of the same customers, but not under long-term contracts, as well as with many “independent” producers and production entities. The Network Services business also operates under long-term contracts in respect of some of its revenues, as described below.

We believe that operational and technological synergies exist between the Services Division and Thomson’s other divisions for the next generation of technologies for content distribution, including systems for electronic storage and distribution and technology relating to copy protection, digital rights management, media asset management and networking.

Film and Content Services

Content Services

We offer a comprehensive set of content creation, content completion and management services to M&E clients, in the theatrical (cinema), television, commercial/advertising, and interactive gaming segments. Through acquisitions over the last few years, most notably The Moving Picture Company (“MPC”) in visual effects (“VFX”), we expect to continue to grow our support services to the commercial advertising creative and production communities. The range of services provided includes VFX, digital intermediate post production (i.e., the digital manipulation of images and the data from which images are generated, including the correction of color, as part of the finishing process for film and TV content), high definition digital dailies, foreign language versioning (including subtitling and dubbing), video and sound post production for television content, editing and the creation of final masters for theatrical film, broadcast masters, packaged media release (e.g. DVD and Blu-ray) and for other forms of video distribution (e.g. for digital download services).

We currently provide services in both analog and digital formats and provide to our clients the ability to move easily between both formats. These services support the content creators’ needs to work in both environments simultaneously. With the transition of the creative process to digital format, the secure management of digital media assets is becoming increasingly important. We have developed digital media asset management solutions allowing the secure storage, management and retrieval of content for easy distribution to multiple distribution channels. The concept of a proprietary global digital network to allow rapid and secure movement of content, particularly during the time-critical production phase, is now being offered to our key customers.

In the area of content security, we have developed innovative solutions, which have been adopted by content creators. For example, we developed an infrastructure permitting the identification and forensic tracking of pirated content, whether the content is pirated via camcording at a theatre or from advance screening copies for various award nominations. Thomson has also developed hologram and other copy protection supports for Microsoft game content.

Thomson recently launched a new state-of-the-art digital intermediate facility at the Sony Studios in Culver City, California. The facility, our first “studio-based” operation, allows for expanded growth of digital intermediate, dailies and feature mastering service offerings to filmmakers on the west side of Los Angeles. We are planning to expand our VFX capabilities to productions based in North America.

In 2007, we expanded our services capabilities with a strategic investment in Paprikaas Animation Studios, a leading animation and game content provider in Bangalore, India. This transaction further strengthens Thomson’s commitment globally and in India to expand its service offerings in the feature film, television animation and video game industries. The addition of Paprikaas’ creative, technical and computer animation work gives Thomson added capabilities and resources to capture the growing industry demand for high end 3-D digital animation for feature films, television animation, commercial advertising and video games. Further leveraging the investment in India, Thomson also has formed a strategic alliance with DreamWorks Animation SKG, Inc. to develop world-class animation capabilities in India.

2007 FORM 20-F – THOMSON GROUP - 27

Back to contents

The content services market is fragmented with significant elements still being handled internally by some major studios. The market is, however, now beginning to consolidate in some areas with increasing proportions of particular services being outsourced by the studios to multiple suppliers who can meet their technical and service requirements. Thomson believes it has grown its share of the content services market and over the last few years has enlarged its global service offerings and expertise with a view to benefiting from the growth of this fragmented market. Our main competitors for Content Services include Ascent Media and Deluxe. In the fragmented market for visual effects, ILM is a major competitor.

Film Services

After the process of creating and preparing the content is complete, we offer bulk-printing services for the release of a film to cinemas for theatrical release. A major studio worldwide release today can require in excess of 10,000 copies of a film to be printed and delivered to cinemas for simultaneous release. Increasingly, releases are occurring simultaneously worldwide, which requires processing film prints on a large scale and in close coordination with the creative processes to handle multiple language versions in a fast and efficient manner. Through facilities in North America, Europe and Asia, the Group processed close to 5.0 billion feet of film in 2007 and 2006.

In 2007, we continued to focus our release printing operations on the facilities in Mirabel (Canada) and Rome (Italy). Our Mirabel film processing facility located near Montreal, Canada, handles about 60% of the Group’s North American requirements (compared to 58% in 2006). The largest cost in this business is the cost of purchasing film reel, for which Kodak is a major supplier.

We also provide logistical support in North America, delivering prints and studio marketing materials to cinemas. We continue to pursue opportunities to expand these logistical service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content. Our main competitor in this business is Deluxe, which is owned by MacAndrews & Forbes.

As the theatrical market continues to shift from analog (film) to digital media, our services under the Technicolor Digital Cinema (“TDC”) label are being developed. For content owners, TDC provides content mastering and digital distribution services. In 2007, TDC exclusively handled the digital distribution for 55 titles. For exhibitors, TDC is designing services to support the overall transition to digital cinema through software-based media management solutions, equipment health monitoring and servicing, and installation and procurement-related services. TDC also manages the SkyArc digital advertising network for exhibitors that are customers of our Screenvision joint venture, as described below under “Cinema Advertising (Screenvision)”.

DVD Services

We provide end-to-end packaged media services to content owners, manufacturing and distributing video and game DVDs and CDs. We provide a turnkey integrated solution for video and games content producers that spans mastering, manufacturing, packaging and distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. With our extensive distribution network we can provide end-to-end supply chain services for our clients, including freight management services.

In 2007, we replicated approximately 1.5 billion DVD discs, compared to approximately 1.4 billion DVD discs in 2006. As volume growth in the packaged media market has slowed, we completed in 2007 the rationalization of our DVD manufacturing facilities in Europe and North America from six to two, focusing our replication activities on our low-cost facilities in Guadalajara, Mexico and Piaseczno, Poland. Packaging and distribution in the United States is supported by a multi-region/multi-site facility platform with a concentration of such activities based in our Memphis, Tennessee and Livonia, Michigan facilities.

At December 31, 2007, Thomson had annual capacity to produce 1.8 billion DVDs supported by 5.1 million square feet of dedicated distribution space.

2007 FORM 20-F – THOMSON GROUP - 28

Back to contents

DVD Services positioned itself for the retail launches of both HD DVD and Blu-ray in 2006 and 2007, and produced discs for both the US and European markets for the HD DVD, the hybrid dual-layer HD DVD/DVD “combo” and Blu-ray formats. Thomson produced approximately 13 million discs from over 300 titles in 2007 across the high definition formats. Thomson is increasing its support for the Blu-ray disc format chosen by its customers.

We believe we continue to be the largest independent DVD replicator in the world based on volumes. Our largest competitor is Cinram. Our main customers include Disney, Universal Studios, Paramount/DreamWorks and Microsoft.

Electronic Distribution Services

We are actively pursuing growth opportunities in the electronic distribution of content. The scale of our operations in this area is currently limited in comparison to our other service businesses, but we are actively developing/launching Electronic Distribution Services, including digital video download support to content owners and retailers, live streaming services, disc initiated services (such as electronic downloading of content from a menu on a DVD), and solutions for the electronic distribution of music, software and games. This operation was strengthened during 2007 with the acquisition of SyncCast, a provider of end-to-end solutions for the online distribution of digital content over IP networks.

Network Services

Our Network Services operations comprise Broadcast Services, Retail Media Networks and Cinema Advertising activities. The demand for the former is principally driven by the trend towards outsourcing broadcast playout and related services, while the latter two are driven principally by the increase in out-of-home advertising. Our expertise in designing and managing network operations centres for video networks is one of the key skills underpinning these activities. We also have expertise in network installation and maintenance. We plan to continue to expand our network services capabilities significantly over the next few years.

We provide network services to broadcasters, retailers, cinema exhibitors and other enterprises that provide their customers/audiences with video content. We assemble video programming and/or manage electronic distribution of video content through networks on behalf of these customers. In their activities, our customers may rely on us to optimize their cost structure (paying us a fee for an outsourced service) and/or develop their business and revenue (through a model based on out-of-home advertising).

Broadcast Services

Broadcast Services activity assembles programming, both pre-recorded and live content, and manages the playout, post production and media management of video content for broadcasters through playout facilities in a number of locations worldwide. Revenues are generally earned in accordance with fees specified in contracts with our customers.

During 2003, in partnership with Disney, we designed and built a broadcast playout facility for Disney Channel Japan, which we manage on behalf of Disney. In 2004, we acquired the UK-based Corinthian Television Facilities, one of Europe’s leading independent broadcast playout facilities, which handles the playout of Disney’s channels to many of the European and Middle Eastern markets. Since acquisition, we have expanded the capability and capacity of this facility with the construction of a multi-channel playout suite, which provides enhanced functionality (e.g., high definition, or “HD”), improved channel launch times and operational efficiencies. VCF Thématiques, which provided playout services to many of the French broadcasters (including Canal Plus Multithématiques), was acquired in October 2005. Also in October 2005, Thomson was awarded the contract to design, build and operate the new production and playout facility for TV5 Monde in France, which was completed and went on air in June 2006.

France 24 was successfully launched in December 2006, with French and English language news services. In October 2006, we acquired a subsidiary of Nederlands Omroepproduktie Bedrijf, the state-owned entity which operates broadcast facilities in The Netherlands. In December 2006, we were awarded a long-term contract to develop and manage the transmission operations of ITV plc, one of the main commercial broadcasters in the United Kingdom, beginning in January 2007. During 2007 we launched a new facility in Singapore, the first customer being BBC Worldwide branded channels.

We plan to continue to grow the business globally in conjunction with other service providers in the Group. In the fragmented market of outsourced broadcast playout, our main competitors are RedBee Media (owned by MacQuarie) and Ascent.

2007 FORM 20-F – THOMSON GROUP - 29

Back to contents

Retail Media Networks

In August 2005, we expanded our Network Services activities into retail media networks through the acquisition of Premier Retail Network (PRN), based in San Francisco, California and the US leader in the growing market of out-of-home video advertising networks in retail outlets. We manage in-store video networks in close to 7,000 locations across leading retailers mainly in the United States, most notably WalMart, but also Sam’s Club, Costco, Albertsons, Best Buy and Circuit City. PRN offers a comprehensive range of services including installation and management of electronic media infrastructure, conversion and preparation of electronic video content, video content aggregation, including out-of-home media sales and management of thousands of playlists. According to Frost & Sullivan, PRN is the US leader based on value in the fast-growing market of out-of-home video advertising networks in retail outlets reaching over 250 million viewers every month. Main advertising competitors are television and cable networks and other media outlets.

We intend to expand this business both within and outside of the United States. We have deployed an in-store television network in Carrefour hypermarkets in Poland and Brazil during 2007, and are pursuing opportunities in Europe and Asia.

Cinema Advertising (Screenvision)

We have developed our screen-advertising activities in two 50:50 joint ventures with ITV plc, a leading UK-based broadcaster. Through both Screenvision US and Screenvision Europe, we are engaged in the business of cinema screen-advertising across the United States and in parts of Continental Europe, respectively. The contracts with cinema owners or operators vary in length from approximately three to five years. In return for granting exclusive rights to our screen-advertising operations, the cinema owner or operator receives a share of the revenues from advertisers, and in certain cases may be supported by a minimum revenue guarantee. Our main exhibitor contracts are National Amusements and Carmike. Our main customers include advertising agencies and advertisers.

In 2005, we commenced the roll-out of digital technology in the screen-advertising industry, with the deployment of the SkyArc™ digital advertising management system. We have continued to deploy this system over 2006 and 2007 reaching approximately 5,000 screens by the end of 2007. Screenvision plans to deploy this system in an initial phase covering 7,900 screens by the end of 2008. The deployment is being managed by Network Services together with Screenvision. Through Screenvision, we hold a leading market position in cinema advertising in both the United States and in Europe. Our key territories in Europe include France, Spain, Portugal, and Belgium. Our cinema screen advertising businesses compete with similar sales operations controlled by independent cinema owners or operators. Our competitors include National Cinemedia (NCM), which is publicly traded in the US, but is majority-owned by Regal, Cinemark and AMC, three major US based theatre operators, and Mediavision in Europe.

2.2.2 Systems

Our Systems Division generated consolidated net revenues of €2,679 million in 2007 (48% of the Group’s reported consolidated net revenues). The Systems Division provides equipment and systems, both hardware and technology, for the capture and processing of media content and for the distribution and delivery of that content to broadcast and network operators for distribution to their subscribers and consumers.

For video flows, we provide essential functions across the video chain, from content creation to consumption by the end-user. At one end of the chain, we supply content creators with systems and equipment including television broadcast cameras, editing systems and studio infrastructure equipment to capture, edit, and route content. With our service delivery platform, we enable network operators and broadcasters to control network elements, ensuring optimal quality of service and helping operators design and deliver interactive services. At the other end of the chain, our gateways and decoders (set-top boxes) enable end-users to receive content and related services.

For voice flows, Thomson provides telephones of many kinds (DECT, VoIP, corded), with enhanced service features, such as HD sound.

The Systems Division’s hardware and technology are also at the core for network operators seeking to leverage double, triple and quadruple play solutions (voice/data, voice/data/video and voice/data/video/mobility, respectively).

The manufacture of many of our products is outsourced, with a lower proportion for the more complex broadcast products and a very high proportion for Access Products. The main customers of the division are global, national, regional, and local broadcasters and network operators. We also distribute a small amount of devices for accessing video, data, and music services as well as telephony products through retail channels.

2007 FORM 20-F – THOMSON GROUP - 30

Back to contents

The Systems Division reflects the integrated nature of Thomson, as well as its role as a leader in enabling the convergence of voice, video and data, with a focus on end-to-end solutions for mobile TV, IPTV, primary-line VoIP, and triple and quadruple play solutions. We are a leader in the broadcast market in volume (source: Frost & Sullivan, IABM Market Research Study, Infonetics, Dell’Oro and internal), with a particular focus on end-to-end solutions for HD broadcast in news and live production, as well as key control room automation and desktop editing applications. We are also promoting our vision of the “digital living room of the future” with the introduction of a unique all-in-one device – the first media center hub integrated into a residential broadband gateway to enter the market.

Thomson believes it holds a unique position in the marketplace: it is a leading innovator in both digital video processing technologies and professional compression systems within Broadcast & Networks Systems, as well as a market leader in set-top boxes in its Access Products area.

These businesses are described below in more detail under the headings:

•

Broadcast & Network Systems – comprising our businesses supplying professional, broadcast, and network systems and equipment, both hardware and software technology (most notably using the Thomson Grass Valley and Thomson brands); and

•

Access Products – supplying access products, notably set-top boxes and advanced service gateways, primarily to satellite and cable network operators and to telecom operators, as well as selling telephony and related products through retail channels.

Broadcast & Network Systems

The Broadcast & Network Systems businesses (including our Network Software activities) accounted for approximately a quarter of the revenues of the Systems Division reported for 2007. These businesses supply content creators, production facilities and distributors with video-focused systems and equipment such as high-definition digital studio cameras and field camcorders, film imaging and visual processing equipment, broadcast media servers, routing switchers, production switchers/vision mixers, automated production systems, and post production/editing systems – all to support our HD broadcast solutions in news, live and studio production. We also supply network systems and technology, such as head-end encoders and video processors, to broadcasters and other network operators, as well as softswitches for Voice-over-IP (“VoIP”) and the SmartVision IPTV service management software for end-to-end support of mobile TV, IPTV, and triple and quadruple play deployments.

Our customers are demanding the ability to deliver an increased variety of services – video, voice and data – in a seamless fashion to subscribers’ mobile phones, Personal Digital Assistants (PDAs) and homes. Key elements are the head-end solution (real-time software platforms, video coding, routing and network processing, and transmission systems), IPTV service platforms, as well as softswitch and network Access Products. Operators such as France Telecom, BT, and Smart Telecom, are using Thomson products to support their new multiple-play service offerings. Key competitors in the broadband and network operators market include Harmonic, Tandberg (now part of Ericsson), Cisco and Motorola.

In 2007, we completed and launched an innovative video head-end solution that helps operators deliver enhanced broadband services in a bandwidth-efficient manner – including triple and multiple play approaches.

A central element of this head-end solution is our video NetProcessor, which allows delivery of more channels over less bandwidth while maintaining video quality and facilitates the addition of localized content to make services more competitive and attractive. Our head-end also includes our expanded ViBE family of encoders for cost-effective MPEG2 and MPEG4 compression for mobile TV and 1080p HD broadcast as well as IPTV and Internet TV, our Sapphire video-on-demand (VoD) servers and SmartVision service management software.

Mobile TV markets remain at an early stage. However, first results of commercial deployments are available and, most importantly, the regulatory framework is now in place in most European countries. Given our understanding in both telecom and broadcast worlds, as well as our open-standards- and handset-neutral-based solutions, we believe Thomson is well placed to benefit from growth in Mobile TV. During the course of 2007, we announced commercial relationships with operators such as PTS in Taiwan, Multichoice in South Africa and Etisalat in the Middle East, as well as our continuing partnership with Electronic Industriale in building head-end solutions for several Italian operators.

2007 FORM 20-F – THOMSON GROUP - 31

Back to contents

Traditionally we have served television broadcasters and networks who create content and distribute it through their own terrestrial over-the-air network, or resell it to other digital networks. Despite some weakness in the broadcast market in 2007, we nevertheless believe this is a growing market. Research (source: Screen Digest for IABM 2007) estimates the broadcast market is growing at approximately 10% year-on-year. We believe that we have leading market positions in many of our product segments, such as HD and SD cameras for outside broadcast and studio use and broadcast video servers.

For the film industry, we provide digital cinematography cameras and a complete set of digital post-production solutions.

Primary competitors in the broadcast, media and entertainment market include Avid, Harris, Panasonic and Sony, with multiple niche competitors across individual product lines.

Thomson believes that despite the slower market conditions experienced in 2007, it is well-positioned to pursue growth opportunities generated by broadcasters’ demand for:

•

HD for major sporting and entertainment events globally and news in North America;

•

convergence in the increased use of Internet Protocol (IP) and IT technologies with advanced video technologies for content capture, processing and distribution; and

•

lower costs of production through unique, automated approaches.

The first wave of the global transition to HD has focused on sporting events, and Thomson has a strong presence with more than 1,500 Thomson Grass Valley HD cameras in use throughout the world, as well as 2,500 multi-format and HD production switchers/vision mixers. In 2007, we announced that one of our largest camera customers – Alfacam – is building 10 new outside broadcast vans, primarily to service the Beijing Olympic Broadcasting organization. Alfacam has contracted to equip those trucks with a variety of Thomson equipment - including 120 LDK 8000 multi-format HD cameras, 72 of which will be the new Super SloMo SportCam version which we introduced recently.

In the fall of 2007, Thomson served as TF1’s main technical partner for the 2007 Rugby World Cup, which was broadcast globally to millions of viewers in a full HD. As TF1’s main technical partner, we designed and installed their central control room and supplied most of the HD cameras, production switchers/vision mixers and encoders as well as multi-format transmission equipment for the Rugby World Cup matches.

We believe that attention is now turning to HD news and general HD production worldwide at the regional and local level. In 2007, we undertook the transition of the Abu Dhabi Media Center in the United Arab Emirates from SD to HD. As part of this operational expansion, Abu Dhabi Media Center placed an order with Thomson for four HD outside broadcast vans.

Around the world, over-the-air terrestrial radio and television broadcasters are transitioning from analog transmission to digital transmission as countries convert their spectrum to digital. In the United States, broadcasters have started to accelerate the conversion of their infrastructure, studio and field newsgathering operations to HD to take advantage of the deadline for transition to HD-capable digital-only broadcasting scheduled for February 17, 2009. As broadcasters move towards HD, they also face increasing competitive pressure from other forms of video content on the Internet or on digital cable networks. This development is leading many of them to reduce costs and increase output by automating production of their core content, particularly local news. In 2007, our Thomson Grass Valley Ignite integrated production platform, which allows high-quality news programming to be produced with just one or two operators, was installed in more than 70 local news operations (primarily in North America). This is a nascent market, with fewer than 10% of North American and 1% of Rest of World outside of North America news operations beginning to automate their news production process so far.

As the use of video becomes more pervasive, particularly in the corporate or “Enterprise” environment, the professional audio-video (ProAV) market continues to grow. Our portfolio of products which enable ProAV users to benefit from broadcast quality can allow them to transition to HD at an affordable cost. Our product range, such as our line of nonlinear editing systems with built-in DVD authoring, allows the ProAV specialist to create and distribute high-quality content affordably. This is contributing to the growth of new markets, such as digital signage, where, through the use of Thomson networked distribution systems, large flat panel displays are becoming active billboards.

2007 FORM 20-F – THOMSON GROUP - 32

Back to contents

The goal of broadcasters to create and distribute high quality content in the most efficient manner has created new maintenance, professional services and support opportunities for Thomson. Broadcasters have begun purchasing complete systems, not just products. Routinely, those systems including service level agreements (SLAs). Another area of opportunity for Thomson is in facilities management whereby non-core operations are handed over to specialist service providers. Thomson’s Network Services operation within the Services Division is a leading global video production and playout facilities management provider. The Systems Division works with Network Services to implement new services and capacity quickly and securely on an integrated basis, for example, to launch the new multimedia news service France 24, as well as the new facility built by Thomson to handle TV5 in France.

Network Software

Within Broadcast & Networks, our Network Software activities are based on the combination of the Cirpack softswitch business and SmartVision IPTV software operations. According to a report published by the Multimedia Research Group (IPTV Market Leaders Report, March 2007), Thomson ranks number one worldwide based on number of subscribers using our IPTV middleware.

We are one of the European leaders in the supply of softswitches to telecom operators and Internet Service Providers (ISPs). We develop next generation voice switching platforms marketed under the CIRPACK brand that allow operators to deliver advanced phone services over legacy and broadband infrastructures and migrate their wireless networks to IMS/TISPAN architectures. Our platforms are used by over 80 telecom service providers in more than 28 countries, including several of the largest European VoIP (Voice-over-IP) services providers such as Free.fr, T-Online and Telecom Italia.

Our equipment is designed for telecom operators and service providers in ETSI-compliant regions, which include Asia, Latin America, Europe, Middle East and Africa. They are widely used to replace legacy TDM (time division multiplexing) switches, deploy new infrastructure and launch broadband (IP) telephony. We work closely with Incumbent Service Providers (ILEC), Alternative Service Providers (CLEC) and Internet Service Providers (ISP) to provide both voice and data services, including multimedia for multi-play applications.

The SmartVision service platform is at the center of the Thomson multimedia and video services delivery over broadband (SmartVision TV) and mobile (SmartVision Mobility) networks.

•

the SmartVision TV service platform manages and delivers live TV, video-on-demand and interactive services over an extensive range of high speed networks. We support MPEG2, MPEG4, SD and HD formats and ensure multi-terminal reception including low end set-top boxes, personal video recorders and personal computers. The SmartVision TV service platform can be deployed with our head-end system and video-on-demand servers and our Access Products (such as the set-top box and multimedia gateways), to deliver a fully integrated end-to-end IPTV solution;

•

the SmartVision Mobility solution is designed to manage the delivery of audio-visual content to mobile receivers allowing telecom operators and broadcasters to develop new services and increase their revenues. Our platform consists of using DVB-H over-the-air broadcasting to deliver bandwidth-intensive multimedia content simultaneously to many users using 2G, 3G or point-to-point data connections and return channels (push mode).

With its Network Software expertise, Thomson can launch a pre-integrated service delivery platform to help telecom service providers introduce sophisticated voice and video features over broadband local loops. Combined with our video head-end equipment and our Access Products, we believe this offering represents the market’s first fully pre-integrated solution for quick and easy triple play deployment for widespread use.

Broadcast & Networks operates in more than 20 sites globally and has received 20 Emmy® Awards over the past 25 years for its products. Major production sites are based in Nevada City (California), Breda (The Netherlands), Weiterstadt (Germany), Kobe (Japan), Conflans (France) and Rennes (France). Our research and development is mainly performed internally, while large-scale volume production is outsourced to two contract manufacturing partners. Our Network Software activities are located in Rennes and Boulogne in France with most of the research and development being performed at these locations.

Access Products

Through our Access Products activities, we develop technologies and products for broadcasters and broadband network operators who deliver their content (video, voice, data and music, for example) to consumers. Thomson is a global market leader based on volume and value in both the supply of set-top boxes and advanced service gateways, as well as more basic products like DSL and cable modems. The Access Products organization serves the following customer groupings: products for satellite network operators, products for cable and terrestrial operators, products for telecom operators and telephony products sold through retail or resold by operators. Access Products accounted for approximately three quarters of the revenues of the Systems Division reported for 2007. Thomson shipped 10.1 million satellite set-top boxes in 2007, 2.3 million cable set-top boxes and 11.1 million Access Products for telecom operators.

2007 FORM 20-F – THOMSON GROUP - 33

Back to contents

Access Products partners with broadband network operators to enhance the delivery of digital entertainment, data and voice to their residential and business customers. Thomson is one of the leading global broadband solutions providers, offering a full spectrum of customized solutions which integrate hardware, software and services. We are one of the leading companies in the field of digital audio/video compression (MPEG2, mp3 and MPEG4), video modulation/distribution and network technology customization/integration. With an estimated market share above 15% (sources: MRG, IMS-Research, Infonetics, Dell’Oro, MPA, Thomson, Equity Research) at the end of the third quarter of 2007), we believe we are also worldwide leader over all access device categories including IP and satellite premises systems to broadband network operators (all device categories comprising: DSL & Cable Modems, routers and GWs, Satellite STB, IPTV STB, Cable STB, FTTX Modems & Gateways + Home Telephony).

Operationally, we have completed a move towards a contract manufacturing (“CM”) supply environment with the transition of products from several of our own manufacturing facilities to CMs. We now outsource the manufacturing of a vast majority of our Access Products. We retain some limited manufacturing capabilities in South America and Europe.

We continue to advance our technological, integration, and distribution expertise with new developments in advanced compression technologies (H.264 and VC1), advanced security and encryption, home networking and emerging broadband technologies (VDSL2, femtocell, fiber access, DOCSIS 3.0, WiFi 802.11n). Worldwide, consumers are increasingly demanding a wider variety of entertainment options, requiring operators to expand their network capacities and service portfolios. Not only do consumers expect more high definition programming which requires greater bandwidth, but we believe consumers also want access to premium content from multiple sources and multiple devices. In order to deliver more HDTV content and create a seamless user experience, for example, network operators will need to implement next generation digital compression technologies and continue to deliver new and compelling services over their infrastructures. Broadband connectivity is at the core of digital home networking. The types of broadband services that cable, satellite and telco operators are delivering into homes- including triple and multiple play approaches – are driven by consumer demand to be able to consume and share more multimedia content over televisions, PCs, audio systems, telephones and other such interconnected devices in the home. To respond to these market developments, anticipate new ones and mutualize development efforts that could be applied to various types of access networks, our Access Product’s Advanced Product Development Group is focused on building common technology blocks that are leveraged across the business unit with a particular emphasis on home networking technologies and innovations.

Thomson seeks to differentiate itself from the competition by offering a broad, technologically-advanced range of systems and products, our expertise and breadth of experience in the sector and through our growing global reach. Through partnering with the world’s largest network operators and retailers, we seek to provide end-to-end solutions enabling our customers to capitalize upon market opportunities.

Satellite and Cable

We design and sell digital satellite set-top boxes (“STBs”) to satellite operators and are the world leader in digital Pay-TV STBs with 10.1 million units shipped in 2007 (11.1 million units in 2006), a volume exceeding those of our closest competitors. We believe Thomson’s volume of sales of digital satellite STBs combined with the size of our research and development capabilities and our customer references give us a competitive advantage in this market. Thomson offers a wide range of access platforms in standard definition and high-definition (HD), including STBs with hard disk recording capability (DVRs/PVRs), in addition to standard, more affordable products provided to expand the basic subscriber base. In North America, which represents an estimated 40% of the world market, we believe our 2004 agreement for the long-term development and supply of digital satellite STBs with our largest Systems Division customer, DIRECTV, continues to help us strengthen our market leadership position based on value. For example, May 2007 saw Thomson reach the milestone of over one million MPEG4 HD and MPEG4 HD DVR receivers shipped to DIRECTV, illustrating customer recognition of our ability to support their transition to high-definition TV. Furthermore, Thomson also jointly developed with DIRECTV the MFH3™ (Multi-Family Housing version 3) distribution system designed to solve satellite distribution issues in dense living spaces such as apartment complexes, condominiums and master planned communities. The first such system to use IP technology to deliver satellite television and other services, MFH3™ enables the delivery of all DIRECTV satellite TV programming and services using existing in-building and distribution wiring.

2007 FORM 20-F – THOMSON GROUP - 34

Back to contents

DIRECTV has been a customer of the Group since 1994 but the level of business associated with DIRECTV grew significantly in 2004. In mid-2004, we announced an agreement with The DIRECTV Group, Inc., which was the parent company of Hughes Network Systems, Inc. (“HNS”), for the development and supply of digital satellite STBs. As part of the transaction, Thomson acquired HNS’ set-top box manufacturing assets. Under the terms of the supply agreement, Thomson is involved in the technology development of new STB models during the contract period and supplies a full range of receivers including DIRECTV-brand high definition and digital video recorder (“DVR”) receivers. Thomson is the lead supplier of DIRECTV System set-top receivers accounting for approximately half of its needs. DIRECTV can earn a rebate of US$57 million from Thomson if Thomson’s aggregate sales of DIRECTV’s STBs are at least US$4 billion over the initial five-year contract term plus a one year extension period at the option of DIRECTV. Furthermore, Thomson will be liable on a pro rata basis for an additional rebate payment to DIRECTV up to US$63 million if Thomson’s aggregate sales of DIRECTV STBs are in excess of US$4 billion and up to US$5.7 billion. DIRECTV also received from Thomson US$250 million cash upon close of the sale of HNS’ set-top box manufacturing assets, which occurred in June 2004.

In Latin America, we have on-going relationships with DIRECTV Latin America and Sky Latin America and in 2007 we supported them in their continued harmonisation of their set-top box product roadmap.

In Europe, we continue our business with BSkyB, Sogécable, and Viasat as satellite Pay-TV operators in Europe continue to introduce more sophisticated services such as high-definition (HD) and PVR (Personal Video Recording) as premium features and differentiators.

We are also expanding our customer base in Asia where we are a major supplier to Malaysia’s leading broadcaster, Astro, and India’s TataSky, which operate in markets which continue to experience significant growth in digital TV delivery.

The Group’s main competitors in STBs for the satellite market include Humax, Pace and Samsung.

In terms of our offering for cable operators, we design and sell cable set-top boxes (“CSTB”) and cable modems as well as digital terrestrial set-top boxes to Pay-TV network operators. In addition to CSTBs, our wide product range includes wireless cable gateways and embedded voice-over-IP gateway solutions. Our cable solutions portfolio was further strengthened in 2007 through the launch of our Advanced Cable Gateway or ACG, a sophisticated broadband hub for fully customizable multiple-play services including an expanded set of IP services accessible on the ecosystem of voice and video-connected products in the networked home. Our CSTB business continued growing in 2007 as we consolidated our number one position in EMEA and Latin America in volume (source: Internal and IMS-Research Dec 2007, WW Digital STB Market). In addition, we maintained our number three market position based on value market share in cable modem products worldwide (source: Infonetics). Thanks to our expertise in digital video and compression technologies, competitive cost position and customization skills, our CSTB offerings have been chosen by many cable network operators in Europe, the Middle East, Latin America and China. With strong interest from operators for “double play” (video and data or data and voice) and “triple play” (video, data and voice) boxes, we benefit from synergies between our cable modems and CSTB businesses, and between our various other access technologies. For example, we were selected by TV Cabo, the leading Pay-TV operator in Portugal, to provide them with an integrated triple play box (cable voice-over-IP gateway and MPEG4 PVR decoder). We also shipped significant volumes of cable set-top boxes and satellite set-top boxes, both with an IP return channel, to Premiere of Germany. In 2007, we strengthened our position in eMTA dual-play modems (voice and data) in the US. We started shipping to Comcast in the middle of the year and since then have added Mediacom, Insight and Armstrong as eMTA customers. We now have around 40 cable customers including three of the largest operators in the world in numbers of subscribers: Comcast, Liberty Global and Kabel Deutschland GmbH.

Our main competitors in our various cable markets described above include Motorola, Cisco Scientific-Atlanta and Arris and Pace.

2007 FORM 20-F – THOMSON GROUP - 35

Back to contents

Telecom Operators

Thomson provides to telecom operators a comprehensive range of modems and gateways which enable the delivery of voice, video, data and mobility services over IP networks to the end users. We have a particularly strong offering in high end gateways, combining voice, Wifi, services and management of Quality of Service. We have had particular success in the period 2005-2007 in supplying the Livebox™ to France Telecom in increased volumes, and in 2006-2007 in supplying British Telecom’s Home Hub for its “Total Broadband” service. These products are increasingly operator-customized and branded by the respective operators. Thomson is currently the leading provider worldwide based on volume and value for these advanced residential gateways (source: Dell’Oro).

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

Key customers include major European telcos like BT, France Telecom, KPN, Telenor, Telefonica, Tele2 and OTE. Special features (e.g., fixed/mobile convergence, high-definition sound for voice-over-IP, voice mail and caller ID on TV) support value-added services provided by our telecommunications customers. We view our offering for telecom operators as a major growth driver for our Access Products business, particularly our products and systems for IP-based networks and services. Our main competitors in telecom products include Siemens, Safran (Sagem), Huawei and ZyXEL.

Once sufficient broadband connectivity and added-value services based on data and voice-over-IP have been deployed with advanced home gateways, it is expected that operators will increasingly consider deploying video entertainment over broadband DSL IP networks. This represents a new market and business opportunity for DSL network operators by enabling them to broaden their service offerings to consumers within Access Products. We develop and market IP STBs that allow for such service. Such an IPTV service is enabled in the consumer’s home in large part by an advanced residential gateway, such as the France Telecom Livebox™ and BT Home Hub mentioned above. Many of the proposed roll-outs of video services over IP are still in their early stages, but we are supplying boxes to a number of trials and supply France Telecom with IP set-top boxes for their IPTV service. In addition, our Broadcast & Network Systems activities supply head-end encoders for use with IPTV services and over the last couple of years we have strengthened our capabilities in related software and middleware (described under Network Software above). We have succeeded in 2007 in making our first end-to-end offerings to telecom operators: including head-end encoder, IPTV service platform, gateways and set-top boxes.

Telephony & Home Networking

Thomson sells residential, small office, and home office communications devices, principally cordless telephony handsets under the GE™, RCA™, Alcatel™ and Thomson® brand names. It also continues to benefit from key positions established with European telecommunications providers, with our Digital Enhanced Cordless Telecommunications (DECT) telephone ranges and voice-over-IP product development.

The Telephony business has a strong position in its markets and continues to align its offering toward connected products designed to meet the specifications of broadband operators. We sell telephones under the Alcatel™ brand name in France and Spain and the Thomson® brand name in the rest of Europe. We also sell a large number of telephones through telco operators, branded as BT in the UK, France Telecom in France, Telmex in Mexico, Telstra, in Australia, and Telefonica in Spain. Over half (58%) of the products sold in our main European markets were DECT products.

Our main distributors are national retail chains in the United States such as WalMart, Best Buy, Target, and Circuit City and, in Europe, groups such as Carrefour and FNAC. Our main competitors include Panasonic, Uniden, Siemens, V-Tech and Philips.

Our strategy in these markets has been three-fold. First, we have started and will continue to capitalize on our DECT leadership in Europe and to extend our offering in this technology to the American retail market, since a specific bandwidth was made available for DECT in the United States in 2006, which resulted in our “DECT 6.0” product offering and marketing campaign implemented in late 2006. Second, we have continued to win new contracts with existing telco customers such as Telefonica, Telmex, Telstra and France Telecom, for the supply of their legacy corded phones. Third, we have started to develop products that complement our telco and cable gateway sales, by developing an ecosystem of home-connected devices to offer to our customers. This expanding ecosystem includes innovations such as the Portable InfoCenter, a wireless multimedia device for the delivery of multi-room IPTV, video on demand and other services; the Symbio, an Internet radio with HD Sound and VoIP DECT phone in the one device; and the InfoLink phone which receives RSS feeds of news, weather, and sports information via broadband, for example.

2007 FORM 20-F – THOMSON GROUP - 36

Back to contents

We consider home networking to be a longer term growth opportunity for the Group and believe, that the Telephony business can contribute to the portfolio of home networking products which can be sold through retail or resold by operators as this business develops.

2.2.3 Technology

Our Technology Division generated consolidated net revenues of €535 million in 2007 (9% of the Group’s reported consolidated net revenues). The Technology Division comprises four activities: Corporate research, Licensing, Silicon Solutions, Software & Technology Solutions.

Corporate research comprises the Group’s Corporate research activities and is treated as a cost center within the Technology Division. This operation interacts closely with the other divisions but further applied research and product development is undertaken within the relevant division (particularly the Systems Division) and the costs accounted for in that division. The division monetizes technology in three ways: through licensing, integrated circuit design and software development. The bulk of the division’s net sales are generated by the Licensing activities (€431 million in 2007), but Software & Technology Solutions has been a growing business, although from a relatively small base.

Corporate research

Thomson continues to invest in focused research initiatives to support and expand both its product and service offerings and its licensing programs in order to create competitive advantage and to establish new market opportunities.

Most of the long-term research is managed centrally through Thomson’s Corporate research department, which employs approximately 400 people in seven research centers as of December 31, 2007. The largest center, located in Rennes, France, has a staff of 130. The other centers are located in Paris (France), Hanover and Villingen (Germany), Burbank and Princeton (United States) and Beijing (China), with the latter increasing by 20 staff during 2007.

During 2007, we have continued to focus on the efficiency of our research activities with specific focus on the enhancement of research activities in Beijing. Processes have been introduced in 2007 targeting the improvement of the relevance of research undertaken and on increasing the effectiveness of research results. These efforts will be further consolidated in 2008 with the goal of maximizing the financial benefits to the Group from research, whilst monitoring its cost and ensuring the availability of key metrics underpinning performance.

Historically, Thomson’s research and development efforts covered a wide spectrum of technologies associated with a consumer electronics company. In recent years, research efforts have been redirected towards projects serving the short-term and long-term needs of the M&E industries. Thomson’s objective is to develop new technologies and services to meet clients’ needs as they seek to grow their digital activities. At the same time, it intends to expand its intellectual property portfolio, enhance product integration in cooperation with its business units, and reduce the time required to bring products and solutions from design to production and eventually to market.

To respond to customer needs, Thomson focuses on five key technology domains for the M&E industries: video and audio compression; networking; security; storage; and signal acquisition & processing. In 2007, we had four system domains: content production and management (CP&M) for cinema; CP&M for video; electronic content distribution (ECD) on broadband networks; and ECD on mobile networks. In January 2008 these four systems domains have been merged into two system domains, CP&M and ECD, with the objective of increasing critical mass and further prioritising the research to be conducted in these areas.

In order to address our customers’ vision of media and content, Thomson R&D focuses on content digitization through compression technology. Examples of end-products and services include hardware and software codes for compression, encoding products for the Systems Division and compressed movies on DVD. Video is emerging as the key strategic application in the service provider bundle of consumer entertainment, communication and online services. Compression and decompression are fundamental to the transmission of audio and video content over all types of digital networks.

2007 FORM 20-F – THOMSON GROUP - 37

Back to contents

Thomson is one of the leading companies in compression technology. Compression enables more programs within a given channel bandwidth, allows the delivery of high quality video and audio on bandwidth-constrained networks (e.g., 3G mobile) and fits larger content (e.g., high definition movies) onto a DVD or a device of limited capacity. Thomson has been a pioneer in this field through MPEG video compression and its original deployment with DIRECTV, as well as in audio compression with mp3 and its derivatives. Thomson has played a leading role in the finalization of MPEG4 AVC/H.264 video compression, which is the new and highly efficient extension to the MPEG4 standard, and continues to propose innovative technologies to new extensions such as scalable video coding. Advanced compression methods such as AVC/H.264 or mp3 harness silicon processing to deliver higher data rates for video and audio in bandwidth and storage critical applications. Leveraging its expertise in compression and IC design, Thomson has over the last few years been developing the next generation of encoders and decoders that incorporate the latest MPEG technology.

In the area of content digitization, Thomson focuses on two technology domains: storage and signal acquisition & processing. Examples of such products and services include optical storage and pre-recorded DVDs. Optical storage continues to be the least expensive format to store 5 to 50 giga-bytes content. Being a pioneer in optical recording enabled Thomson to develop key intellectual property on CD and DVD recording technology and formats, ultimately leading to a manufacturing cost advantage in DVD replication. Our position in optical recording generates a significant ongoing royalty stream from our optical portfolio.

Thomson focuses on image capture, processing, and manipulation technologies that address the wide range of image qualities and applications found in the M&E industries, including movie formats, standard and high-definition television, and mobile video. Applications encompass conventional and digital cinema, broadcast studios, home cinema and the Internet. Thomson’s research and development targets the delivery of highly flexible image capture and processing equipment, and the development of processing technologies that guarantee the highest image quality and reliability at all stages of the image production and distribution chain, such as color correction, high dynamic range and preservation of film grain. The extension of this field of technology into Out of Home (“OOH”) video networks is enhancing Thomson’s technology impact in new markets, an aspect which is increasingly recognised as OOH video networks become more sophisticated and play a more important role in customer’s business models (for example, Walmart’s in-store television network run by our Services Division).

Thomson develops advanced storage and networking solutions for post-production and studio infrastructures, such as a dockable solid-state recorder and a hard disk portable storage unit for digital high-definition cameras, very high bandwidth storage area networks, and high bandwidth wireless technology for television cameras and studios, including the evolution to IP networks.

Thomson’s security program covers a range of applications that are important to content producers, content owners and network operators. Thomson develops technology and systems solutions addressing workflow security in production and post-production environments, anti-piracy mechanisms, video and audio watermarking, and protection for broadband and mobile content delivery. These solutions can also be applied to analysis of consumer consumption and behaviour in the entertainment market.

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

The growing importance of IP-based networks, and not only the open Internet network, has led Thomson to develop specific technologies allowing the full leverage of IP-based networks, while keeping the very high quality of service level required by high quality video playback. The additional leverage of advanced protocols derived from Peer-to-Peer (P2P) technology will further increase the attractiveness of IP-based networks for video content distribution. The increasing recognition of the role of P2P technology in economising on bandwidth use and in facilitating new flexible content delivery models in an environment where the consumer is exercising more choice, ensures that such technology will be employed in commercial networks. The relative weakness of the security of P2P networks has contributed to the slow pace of deployment, and this is an area where Thomson is focusing its efforts: in the exploration and development of strategies for Secure P2P.

2007 FORM 20-F – THOMSON GROUP - 38

Back to contents

Optimized system integration of compression, security and networking technologies will allow consumers to receive video content securely on both wired and wireless devices with both convenience and reliable image quality.

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

Other key research and development partners include research institutes such as INRIA (Institut National de Recherche en Informatique et Automatique) in France and HHI (Heinrich Hertz Institute) in Germany, and universities in France, Germany, China and the USA. To access key technologies and accelerate the transition toward digital technologies, products and services, Thomson also makes selective minority investments in companies with leading technologies considered beneficial to its product lines. In addition, its internal research and development is supplemented by appropriate intellectual property acquisitions.

Licensing

Thomson’s licensing activities generated consolidated net revenues of €431 million in 2007 (almost 8% of the Group’s reported consolidated net revenues). At December 31, 2007, this business employed over 200 professionals based in 13 locations, principally in France, Germany, Switzerland, Japan, South Korea, China, Taiwan and the United States.

We have made it a strategic priority to protect and monetize our intellectual property. Our strong patent portfolio in video technologies, combined with our licensing expertise, constitute significant competitive advantages. The Licensing operations were brought together in early 1999 with the integration of the RCA.TL patent and license management business transferred from General Electric Co. to the Group on January 1, 1999 with the licensing organization already existing within Thomson. Since 2005, trademark licensing activities have also been part of the licensing activities, with several contracts relating to the Thomson and RCA brands (and our main trademarks are discussed below).

The licensing team works closely with Thomson’s research and development centers to identify ideas that may be potential patent candidates, to draft patent applications and to detect uses of our patents by third parties. As of December 31, 2007, we held approximately 50,000 patents and applications worldwide, derived from more than 7,000 inventions. In 2007, we filed over 500 priority applications, which are applications in respect of new inventions that are filed for the first time.

Thomson launched an important program in 2007, focusing on reviewing the full extent of its patent portfolio. This initiative allows the classification of the patents according to their importance, and thereby will permit Thomson to drop a significant number of patents which are not used and have no likelihood of being used in their lifetime. This initiative was part of a quality program launched several years ago, to help Thomson concentrate its filing and maintenance efforts on high quality patents. This will result in a reduction in the patent portfolio maintenance costs over the coming years.

Among the new patented technologies, the Group has significant positions in the areas of digital decoders, high-definition and digital television sets, optical module patents for CD and DVD players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display and plasma. The Group also holds strong positions in patents of mature technologies, including analog colour television sets, and camcorders.

We develop licensing programs rather than licensing individual patents. Under our licensing programs, a licensor can obtain a license to use all of our intellectual property as it relates to a particular application (including patents which may be filed subsequent to granting of the license).

2007 FORM 20-F – THOMSON GROUP - 39

Back to contents

We currently have over 990 licensing agreements across 23 major licensing programs relating to a diversified mix of video products and services. We have licensing agreements with a high proportion of consumer electronics companies in the Americas, Europe and Asia. The licensing agreements are typically renewable and have an average duration of five years; royalties are primarily based on sales volumes.

In recent years, we have successfully migrated the majority of licensing income to digital technology-based programs compared from analogue-based programs, as the underlying product markets have evolved.

In 2007, the licensing program generating the most revenue was MPEG2, which is licensed through the MPEGLA consortium pool in which we participate. This program contributed approximately one third of our Technology Division revenues in 2007. We expect this program to remain a significant contributor to our licensing revenues for several years. Licensing agreements with our top ten licensees accounted for approximately 75% of our total licensing revenues in 2007 (including MPEGLA as a single licensee, although it represents a large number of licensees).

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

Since July 2002, we have participated in the MPEGLA consortium pool that manages the licensing patents essential to the MPEG2 video compression standard. We decide whether to join pools on a case-by-case basis. The benefit of participating or not in a pool is regularly reviewed, based on our assessment of the strength of our relevant patent portfolio and potential for exploiting such intellectual property independently.

Finally, we are leveraging our expertise in licensing through portfolio licensing services to third parties. For information on certain risks to which our licensing business is subject, please refer to Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors.”

Our Licensing business now includes our trademark licensing activities. We believe that we own or have licenses in the technology necessary to compete in the markets for our products and systems and we are also increasingly focusing on monetising the trademarks we own.

Since the practice in these markets has historically been to provide licenses on reasonable and equitable terms, we expect to continue to have access to the licenses necessary to manufacture and sell our products. We also believe we have licenses and are able to use the trademarks that are necessary to our business.

We acquired ownership of the RCA® brand name in 1999 after having used it for 12 years under a license conceded with respect to certain regions and products pursuant to certain agreements in 1987 with General Electric. In March 2001, we acquired the Technicolor assets and businesses, including the Technicolor® trademark. During 2001, we purchased the Thomson® names and all attached rights from TSA and Thales S.A. In March 2002, we acquired Grass Valley Group, Inc., which owns the Grass Valley® trademark.

Thomson has also granted an exclusive license to TTE Corporation (a company 100% owned by TCL Multimedia) to produce and market television sets under the RCA® brand principally in the United States until August 1, 2024 and the Thomson™ brand in European Union, as well as certain other regions, until December 31, 2008 (subject to certain conditions).

In 2005, we acquired Nextamp, Inventel, MediaSec and Cirpack assets and business, including the Nextamp™, Inventel™, MediaSec™ and Cirpack™ trademarks.

In 2005, Thomson granted a non-exclusive worldwide license to Eagle Corporation Limited (Videocon Group) to use the Thomson® trademark in relation to color tubes for televisions from June 2005 to June 2010.

2007 FORM 20-F – THOMSON GROUP - 40

Back to contents

In December 2006, and further to the transfer of its North American Accessories business to the US-based company, Audiovox, Thomson partially assigned to Audiovox, and only in relation to Accessories, the RCA trademark. In December 2007, and further to the purchase by Audiovox of our non-European audio-video, Thomson also assigned its RCA trademark for audio and video products worldwide to Audiovox.

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

We have invested in building an in-house integrated circuit design team, with the aim of designing some of the essential integrated circuit components used in our products, from professional to consumer equipment, sometimes in partnership with selected semi-conductor vendors, and in similar products produced by third parties. Integrated circuits are key components of digital products from the perspective of cost, performance and time to market. Our integrated circuit design team employs around 200 engineers with specialized skills in digital, analog, mixed digital-analog, and radio frequency signal processing. This team operates out of six facilities located in Indianapolis (United States), Rennes (France), Villingen (Germany), Edegem (Belgium), Beijing (China) and Singapore.

The production of integrated circuits is achieved through a fabless business model (with production outsourced).

Silicon Solutions also includes our tuners activities. The tuners business is carried out from four main sites: Boulogne (France), Villingen (Germany) and Singapore with manufacturing located at Batam (Indonesia). Our manufacturing site in Batam (which employs close to 1,000 long-term contract workers and over 2,000 short-term contract workers) produces tuners for the internal needs of our decoders and broadcast activities and for external manufacturers. In 2007, we continued to pursue the development of digital tuners for deployment in set-top boxes, television sets and DVD recorders, with a strong growth of digital cable tuners on the Chinese market.

On February 14, 2008, we announced that we had signed a memorandum of understanding with NXP Semiconductors with a view to combining our respective tuners businesses.

Software & Technology Solutions

This business unit, established in 2005, aims to develop and commercialize Thomson technologies, primarily by leveraging Thomson Corporate research innovations, with a specific initial focus on content security.

In February 2005, Thomson acquired the German company, MediaSec Technologies GmbH, a pioneer in digital watermarking and counterfeiting detection technologies, with a strong portfolio of patents and technologies. In June 2005, Thomson acquired the French company, Nextamp S.A., one of the early market leaders in development of watermarking products for post-production and broadcast applications. In 2006, the teams from MediaSec GmbH and Nextamp S.A. were merged into Thomson Software and Technology Solution SAS (France). Thomson’s Software & Technology Systems (STS) development team has since been working in close cooperation with Thomson’s Corporate research Security Lab.

Digital watermarking is the technology which embeds imperceptible and robust pieces of information within a digital content object, whether video, audio or still image. Watermarking enables, for instance, identification of the owner, origin or recipient of a piece of digital content, with market applications in post-production, broadcast distribution or other media and entertainment-related domains. The watermarking technology can be embedded in multiple products, including video-on-demand servers, digital cinema servers, access devices, such as digital TV set-top boxes, and also in professional media asset management systems.

The business is now expanding as a result of growing interest in digital content security and tracking solutions into areas such as content protection and rights management for professional workflows, broadcast content monitoring, online content filtering and audience measurement. These solutions are commercialized by the Technology Division (as stand-alone products or software licensing) and/or through the Systems Division as added features to production or broadcast equipment. They are extensively used in the Services Division for its own operations.

2007 FORM 20-F – THOMSON GROUP - 41

Back to contents

In 2007, STS experienced mass deployment of its watermarking technology by digital cinema server manufacturers worldwide, adding names such as GDC, Dolby and Qube to its licensees. The business also successfully entered into its first multi-site, enterprise-wide license deals for watermarking (including with HBO through the Systems Division and with a major Hollywood studio). STS achieved the first implementation of watermarking for BluRay discs in conjunction with the BD+ security mechanism, as well as the first implementation of watermarking on a portable video device, a limited edition “Moovyplay™” portable device for the Cesars film awards jury. STS also entered into a contract for the new Mediametrie television audience measurement system based on devices performing sound analysis to identify which TV channels were watched, independently of its delivery mode and of whether it is watched live or time-shifted.

2.2.4 Corporate and Other

Corporate

Thomson’s Corporate operations comprise the operation and management of the Group’s Head Office, together with various Group functions which are controlled centrally, principally sourcing, human resources, operational and financial controlling functions, Corporate legal operations and premises management. The costs of these functions are allocated to the Group’s division where costs can be clearly identified as relating to a particular business within that division. Residual costs are reflected in the result of the segment labelled Corporate in the Group’s segmental reporting.

Other

The principal activities remaining in the non-core Other segment (formerly known as Displays & CE Partnerships) are our residual manufacturing and assembly activities at Angers and Genlis in France, and our North American after-sales services operations.

The Angers facility provided sub-contract manufacturing services to TTE from the creation of TTE in 2004, which services Thomson ceased in 2007, and provides services internally to the Systems Division. Following the revision in the agreements with TTE in 2006 (see “History of Relationship with TCL/TTE” below), Thomson announced a downsizing of the Angers site on October 31, 2006 to target a reduction to 350 employees by June 30, 2007. Currently, Angers focuses on producing decoders and printed circuit boards for the Systems Division. At the end of 2007, the number of employees at the Angers facility was around 340.

The Genlis manufacturing operation has in the past provided R&D services and produced components (cathodes, heaters and metal parts for cathode ray tubes) for the Displays activities of the Videocon Group, principally supplying Videocon which acquired the bulk of our Displays assets in 2005. The residual Displays components activities at Genlis were discontinued in 2007. The Genlis decoders operation assembles decoders for our Systems Division. The number of employees in the Genlis decoders operation at December 31, 2007 was around 200.

Our US-based after-sales services continues to provide services to TTE. Our European after-sales services operation which provides spare parts to repair outlets in Europe and to manage repair activities for our audio, video and retail set-top box customers is now classified as a discontinued operation.

History of Relationship with TCL/TTE

On January 28, 2004, Thomson, TCL International (currently TCL Multimedia) and TCL Corporation entered into a Combination Agreement to combine their respective television manufacturing businesses and assets into TTE, a company newly formed to develop, manufacture and distribute television sets. TTE became fully operational on August 1, 2004. In consideration for a 33% shareholding interest in TTE, Thomson contributed into TTE certain television production plants, including its television manufacturing plants and businesses in Mexico, Poland and Thailand. Thomson also contributed its television research and development centers worldwide and certain other assets constituting substantially all of the former Thomson’s television manufacturing business, except for its manufacturing site located in Angers, France which remained within Thomson’s Other segment (formerly Displays & CE Partnerships) as a sub-contract manufacturer for TTE.

Under the original agreements entered into in connection with the Combination Agreement, Thomson became a preferred supplier to TTE of tubes and other selected components in China and elsewhere in the world. (Such preferred supplier arrangements were subsequently transferred to Videocon Industries in connection with the disposal of our Displays activities in 2005. See section 2.2.5: “Discontinued Operations - Displays” below.) Furthermore, the component sales, service contracts and parts distribution business as well as the distribution of Telefunken, Brandt and GE branded televisions in Latin America and Europe remained with Thomson at that time. In addition, Thomson acted initially as the exclusive sales and marketing agent to TTE for distribution into North America and the European Union countries and provided TTE with other value-added services such as product design, client coverage, logistics, quality certification and after-sales services and some value-added build-to-order manufacturing services. However, in July 2005, Thomson and TTE agreed to unwind this sales and marketing arrangement, and Thomson transferred approximately half of its worldwide sales and marketing network to TTE between September and December 2005.

2007 FORM 20-F – THOMSON GROUP - 42

Back to contents

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

Over the course of 2006, TTE encountered a very challenging market environment for its products and services, particularly in Europe, and initiated substantial restructuring efforts in response. To facilitate TTE’s restructuring and evolution in Europe at that time and to resolve certain financial and other issues under the then existing contractual framework, Thomson entered into preliminary agreements in October 2006 with TCL Multimedia, TTE and its subsidiary, TTE Europe, which were implemented through definitive agreements executed in February 2007. Among other arrangements, these agreements provide for:

•

a subcontracting relationship with TTE involving our factory in Angers until 2008 (instead of 2009 as initially agreed in 2004) through the maintenance of substantially reduced TTE order levels. Thomson consequently announced the downsizing of the Angers site, as discussed above;

•

TTE’s license to use the Thomson brand in respect of televisions to cease at end of 2008 for most of Europe. In addition, the license fees prepaid by TTE will be mostly reimbursed by Thomson, in line with the sharply decreasing television sales by TTE in Europe; and

•

a settlement of the amounts due pursuant to the receivables purchase and sale agreement referred to above and certain other receivables and payables.

In connection with these arrangements, the share transfer “lock-up” referred to above was released on October 12, 2006 and Thomson reduced its interest in TCL Multimedia to 19.32% on November 3, 2006. As a result, since November 3, 2006, Thomson’s interest in TCL Multimedia has no longer been accounted for under the equity method.

The expected financial effects of these changes in our contractual relationship with TCL Multimedia and TTE referred to above, together with the loss on sale of the interest sold on November 3, 2006 and the mark-to-market of our then remaining interest in TCL Multimedia, were provided for in Thomson’s 2006 results (see Chapter 3: “Operating and Financial Review and Prospects”, section 3.16: “Results of Operations for 2006 and 2005”). Thomson’s residual stake in TCL Multimedia is now below 2.4% and is accounted for within “Investments and Available-for-sale Financial Assets” in our consolidated balance sheet.

In 2007, TCL Multimedia indicated that restructuring efforts implemented in Europe had proved to be insufficient in light of continuing adverse market conditions and, on May 24, 2007, TTE Europe filed a declaration of insolvency to the French court, and the French court appointed a judicial liquidator to take control over TTE Europe on May 29, 2007. We do not expect the liquidation of TTE Europe to have any material effect on the Group.

2007 FORM 20-F – THOMSON GROUP - 43

Back to contents

2.2.5 Discontinued Operations

Thomson has exited from a number of non-core businesses over the last few years, whose results have been reported as discontinued operations under IFRS, principally our Displays and Audio-Video & Accessories operations (summarized below). For a description of the financial implications resulting from the exits from these businesses, see Chapter 3: “Operating and Financial Review and Prospects”, section 3.15.7: “Results of Operations for 2007 and 2006 – Profit (Loss) From Discontinued Operations” and section 3.16.7: “Results of Operations for 2006 and 2005 – Profit (Loss) From Discontinued Operations.”

Displays

In 2005, Thomson achieved the key steps in its disengagement from its Displays activity through the disposal of the following tubes manufacturing activities and related glass manufacturing operation. As a result, the assets specified below are treated as discontinued operations in our consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005:

On February 28, 2005, Thomson completed the transfer of its cathode-ray tube plant at Anagni, Italy to Eagle Corporation, an entity owned by the Videocon Group;

On September 30, 2005, Thomson completed the transfer of its tubes assembly assets in Poland, China and Mexico, a research laboratory in Italy and sale, marketing and administrative functions mainly in Boulogne, France to Eagle Corporation. Pursuant to the agreement entered into with the Videocon Group, Thomson also transferred to Videocon the preferential displays supply agreement entered into with TTE in August 2004. Upon completion of the transaction, Thomson received a payment of €240 million in cash from Eagle Corporation for Thomson’s tubes activities and related technologies. Simultaneously, Thomson invested €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, through the subscription in a private placement of Global Depository Receipts (each representing one underlying share of Videocon Industries) (“GDRs”) listed on the Luxembourg Stock Exchange. Payment was made in full on September 30, 2005, while the GDR allocation was effected in two tranches: 28,650,000 GDRs on September 30, 2005 and 217,200 GDRs on December 21, 2005. All GDRs were purchased at a price of US$10 each. Following this investment, Thomson held approximately 13.1% of the share capital of Videocon Industries. In connection with this investment, Thomson entered into a shareholders’ agreement with Videocon Industries and its shareholders, which restricts Thomson’s ability to transfer its interest in Videocon Industries for a period of three years, subject to certain exceptions. Thomson has subsequently sold some of its shares in Videocon Industries, and, as of December 31, 2007, Thomson held 11.8% of the share capital of Videocon Industries. Thomson’s interest in Videocon Industries is accounted for within “Investments and Available-for-sale Financial Assets” in our consolidated balance sheet, see Notes 2 and 16 to our consolidated financial statements.

Following the agreement with the Videocon Group, we ceased production of tube components at the Torreon site (Mexico) during the first quarter of 2007. Thomson’s Belo Horizonte site, which was sold and leased back for a limited time in the fourth quarter of 2006, was finally disposed of in early 2007. The Displays activities at the Genlis site continued to decrease in 2007 and is being discontinued.

AVA

On December 12, 2005, Thomson announced that it had decided to seek partners for its Audio/Video business, its Accessories business and its after-sales businesses for both Europe and the United States within its former business unit, Connectivity. As a result, those activities (together with the “AVA” businesses) are reported as discontinued operations in our consolidated financial statements as of and for each of the years ended December 31, 2007, 2006 and 2005.

The disposal of the North American Accessories business to Audiovox was announced on December 21, 2006 and completed on January 29, 2007. The cash proceeds received from Audiovox in respect of this disposal were US$59 million.

2007 FORM 20-F – THOMSON GROUP - 44

Back to contents

During 2007, the process continued to achieve an exit for Thomson from the Audio-Video (AV) activities outside Europe (AV US/Rest of the World (ROW)) and the European Audio-Video and Accessories activities (AVA Europe). As a result of this process, at the end of December 2007, the AV US/ROW business, with the exception of some net assets/liabilities, were purchased by Audiovox, and some staff rehired by Audiovox. Thomson also assigned to Audiovox worldwide rights, against future payments, to the RCA brand within the field of use for AV products. The cash proceeds of this AV US/ROW sale (net of related restructuring costs and including expected trademark payments and liquidation of working capital) are expected to yield €40 million, of which $19 million (equivalent to €13 million) was paid in cash by Audiovox on closing of the transaction on December 31, 2007. Several offers for AVA Europe were considered during the second and third quarters of 2007 without achieving an acceptable solution from a social and economic perspective for the stakeholders. As a result, on October 16, 2007, Thomson announced that it would progress with closing the AVA Europe business, except for the Skymaster activities in Germany. For the latter entity, a sale and purchase transaction was signed with Arques Industries, a German company, and completed on December 31, 2007 for the transfer of all the shares in Skymaster to Arques Industries. The cash costs of shutting the AVA Europe activities, including the effect of the disposal of Skymaster, net of liquidation of working capital, are expected to be just over €30 million, including €11 million to recapitalize Skymaster (see Note 5 of our consolidated financial statements for further information). At the end of 2007, all Thomson’s operational activities in the area of AVA have ceased and remaining actions are concentrated on the monetisation of working capital and other balance sheet items. The loss from discontinued activities of €241 million includes the gains and losses on the AVA disposals and closure referred to above. See Chapter 3: “Operating and Financial Review and Prospects”, section 3.15: “Results of Operations for 2007 and 2006” and Note 11 to our consolidated financial statements.

2.3 Organizational Structure

Please refer to Chapter 6: “Additional Information”, section 6.7: “Organizational Chart as of December 31, 2007” for an organizational chart and a list of Thomson’s main subsidiaries.

2.4 Property, Plant and Equipment

2.4.1 Operating Facilities and Locations

We have an organization with various manufacturing and distribution operations in order to deliver products and services to our customers. In addition, we rely on outsourcing for manufacturing many of our finished products, particularly in the Systems Division.

Our objective is to optimize the location and the organization of our operations, to reduce our production costs, minimize our stock levels and our lead-times while minimizing negative impacts that could affect the environment, health and safety. Over the last few years, we have implemented an outsourcing policy for the manufacturing of a significant proportion of standardized products in order to focus our resources on the development of high-end products and services. At the end of 2007, we had facilities involved in the production and distribution of various products, as shown in the table below.

The table shows our principal operating facilities by division at the end of 2007. We own or lease all of these facilities. We also lease our office buildings in Boulogne, France and Indianapolis, Indiana, USA. For more information on our leases, see the discussion under Chapter 3: “Operating and Financial Review and Prospects”, section 3.18: “Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements”.

2007 FORM 20-F – THOMSON GROUP - 45

Back to contents

PRINCIPAL OPERATING FACILITIES

Division (1)	Products/Services
Services:
Atlanta (Georgia, USA)	Broadcast Services
Camarillo (California, USA)	DVD
Chiswick, London (UK)	Broadcast Services
Guadalajara (Mexico)	DVD
Mexico City (Mexico)	DVD
Memphis (Tennessee, USA)	DVD
Mexicali (Mexico)	DVD
Livonia (Michigan, USA)	DVD
Detroit (Michigan, USA)	DVD
Mirabel (Canada)	Film
New York (New York, USA)	Film
Montreal (Canada)	Film
Burbank (California, USA)	Content Services
Hollywood (California, USA)	Content Services
North Hollywood (California, USA)	Film
Vancouver (Canada)	Film
Perivale (UK)	Content Services
Soho, London (UK)	Content Services
Piaseczno (Poland)	DVD
Coventry (UK)	DVD
Madrid (Spain)	Film
Rome (Italy)	Film
West Drayton (UK)	Film
Melbourne (Australia)	DVD
Sydney (Australia)	DVD
Bangkok (Thailand)	Film
Bangalore (India)	Content Services
Systems:
Manaus (Brazil)	Access Products
Nevada City (California, USA)	Broadcast & Network Systems
Southwick (Massachusetts, USA)	Broadcast & Network Systems
Rennes (France)	Broadcast & Network Systems
Breda (The Netherlands)	Broadcast & Network Systems
Turgi (Switzerland)	Broadcast & Network Systems
Weiterstadt (Germany)	Broadcast & Network Systems
Kobe (Japan)	Broadcast & Network Systems
Edegem (Belgium)	Broadcast & Network Systems
Technology:
Batam (Indonesia)	Tuners
Other:
Genlis (France)	Manufacturing
Angers (France)	Manufacturing
(1) Facilities used by more than one division are listed according to their principal divisional affiliation.

2007 FORM 20-F – THOMSON GROUP - 46

Back to contents

2.4.2 Environmental Matters

As a global leader in providing a diverse range of video technologies, systems, equipment, and services to consumers and professionals in the M&E industries, Thomson seeks to establish and apply consistent environmental standards in its operations worldwide. Such standards should not only assist each of our locations in meeting all requirements of the country in which it is located, but may also enable each to develop programs that go beyond local regulatory requirements. To support and encourage environmental leadership, Thomson has established a number of programs and initiatives to assist the Group in achieving these standards. These programs are led and implemented by the Group’s Environmental, Health and Safety (EH&S) Organization. The four most significant of these are described below:

•

Corporate EH&S Charter: the EH&S Charter, updated in 2005, along with its appropriate supporting policies and guidelines, is the cornerstone of our EH&S program. It defines key management principles designed to protect human health and the environment, to help us meet our legal and corporate responsibilities, and to provide a measure of guidance for each of our locations’ activities and operations. The EH&S Charter has been translated into four languages and is displayed at each industrial site and is available on-line at all locations via an internal EH&S website;

•

EH&S audits: our EH&S audits are a key part of Thomson’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive corporate audit program was implemented in 1996. The aim of the audit program is to review our industrial locations’ compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel throughout the organization, identifying “best practices”, communicating successful initiatives among plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to broader aspects of our multi-faceted business. In 2007, eight locations were audited as part of our objective of auditing each industrial location at least every three years;

•

Implementation of an Environmental Management System (EMS): an EMS is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. ISO 14001 is the most widely accepted international standard for an EMS. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor environmental impacts of its activities. In 2001, Thomson’s Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004. Currently, 19 locations have completed the ISO 14001 certification process;

•

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

Furthermore, Thomson’s Corporate EH&S Organization monitors and responds to new governmental law and regulation such as the EU Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive and the EU Waste Electrical and Electronic Equipment (WEEE) Directive. Also, in the Americas, several countries, provinces, and states have introduced legislation concerning restriction of hazardous substances, landfill bans, or end-of-life recycling, and certain laws have been enacted in this area that became effective in 2005, including parts of Mexico, some US states and some Canadian provinces, which the Group believes will not have a material effect on our business or financial position.

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

2007 FORM 20-F – THOMSON GROUP - 47

Back to contents

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

The Group believes that the amounts reserved and the contractual guarantees provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health, and environmental obligations. Potential problems cannot be predicted with certainty, however, and it cannot be assumed that these reserve amounts will be adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health, and safety obligations and related risks.

2.4.3 Insurance

Thomson has insurance policies to cover its principal risks, which are purchased from various insurance companies.

Moreover, in conjunction with its insurers, Thomson has implemented a program of prevention and protection of its production sites with the goal of reducing the exposure of its assets to risks and to the losses which could arise if such risks materialize. The insurance policies subscribed locally by the individual businesses of the Group are supplemented by a worldwide program that enhances local insurance cover with corporate umbrella coverage covering certain differences in conditions and in limits of the local coverage.

The level of deductibles is adapted according to the assets and the risks of the operational units. Property damage and consequential business interruption are covered to a limit of €200 million per occurrence. The general commercial and product liability insurance policy covers liability up to a limit of €115 million. The policy is “all risks except” standard exclusions.

The insurance plan also covers transportation, material damage and employer’s liability insurance where required. Thomson also subscribes to directors and officer’s liability insurance and environmental pollution insurance coverage. Additional policies are maintained where necessary to comply with applicable laws or to provide additional coverage for particular circumstances and activities. Accordingly, we maintain independent automobile and personal liability policies in the jurisdictions in which they are required.

We intend to continue our practice of obtaining global insurance coverage, increasing coverage where necessary and reducing costs through self-insurance where appropriate. We do not anticipate any difficulty in obtaining adequate levels of insurance in the future. Currently, the Group does not have in place any captive insurance company.

2.4.4 Thomson Foundation

Established in 2006, the Thomson Foundation for Film and Television Heritage aims to preserve and promote film and TV heritage, both in France and worldwide, by providing expertise, equipment, and technical and logistical support.

The Foundation operates worldwide, both alone and in partnership with national archive institutions, museums, private collections, companies and any other entity that owns film and TV archives. The Thomson Foundation supports these institutions by offering its expertise in preserving, managing and promoting access to film and TV collections that reflect the history and culture of a country or region.

2007 FORM 20-F – THOMSON GROUP - 48

Back to contents

Projects are supported by the Foundation’s Board of Directors. The Board has 10 members, of which 6 are film and TV experts from outside the Group.

One of the Thomson Foundation’s main programs is in Cambodia. The Foundation helped to set up the Bophana Audiovisual Resources Centre, which aims to preserve Cambodia’s history through film, TV and photography archives. It has also helped to broaden public access to these archives. Today, the Foundation is continuing its efforts in Cambodia through an international programme in conjunction with George Eastman House. The aim is to locate lost films, to digitize them and to pass skills onto local teams through specific training.

In India, the Thomson Foundation set up the first intensive Film Heritage Educational Program within the general curriculum of the Film & Television Institute of India, the national cinema school. The course ran for the first time in April 2007. It was specially designed to train and raise awareness among future generations of film directors, and is being run again in 2008. Projects of this type are being considered in various other countries. Also in India, in keeping with its aim of promoting film as an important aspect of a country’s history and culture, the Foundation designed and managed all aspects of the classics section of India’s largest film festival in Goa. This section of the festival was held for the first time in 2007, and is expected to return for the 2008 festival.

In 2007, together with the Cinémathèque Française (a major French film archive and museum), the Foundation started an important restoration of Max Ophuls’ last film shot in 1955, “Lola Montès”. This project will be completed in 2008.

Since it was set up, the Thomson Foundation has put in place international programmes and carried out practical initiatives in five countries: Cambodia, Thailand, the USA, France and India. These programmes share three common aims: to preserve a film and TV heritage that is often under threat, but which constitutes a key aspect of a country’s history and culture like architecture or any other art form; to promote this heritage so that as many people as possible can discover and share it; and to train and raise awareness among the various groups of people who can play a role in protecting this heritage.

2007 FORM 20-F – THOMSON GROUP - 49

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 50

Back to contents

3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.1

Overview

52

3.2

Key Economic Drivers

52

3.3

Summary of Results

53

3.4

Seasonality

54

3.5

Effect of Exchange Rate Fluctuations

55

3.6

Geographic Breakdown of Net Revenues

56

3.7

Events Subsequent to December 31, 2007

57

3.8

Critical Accounting Policies

57

3.8.1

Tangible and intangible assets with finite useful lives

57

3.8.2

Impairment tests of Goodwill and intangible assets with indefinite useful lives

58

3.8.3

Deferred tax

58

3.8.4

Post-employment benefits

58

3.8.5

Provisions and litigation

59

3.8.6

Measurement of the conversion option embedded in certain convertible debt

59

3.8.7

Determination of royalties payable

59

3.9

Changes in Accounting Principles

60

3.10

Reserved

60

3.11

Changes in Scope of Consolidation in 2007

60

(a) Main Acquisitions

60

(b) Main Disposals

61

3.12

Notification of Participations Acquired in the Share Capital of French Companies in 2007

61

3.13

Changes in Scope of Consolidation in 2006

62

(a) Main Acquisitions

62

(b) Main Disposals

62

3.14

Notification of Participations Acquired in the Share Capital of French Companies in 2006

63

3.15

Results of Operations for 2007 and 2006

63

3.15.1

Analysis of Net Sales

63

3.15.2

Profit from Continuing Operations before Tax and Net Finance costs

66

3.15.3

Net Finance Costs

66

3.15.4

Income Tax

66

3.15.5

Share of Profit (Loss) from Associates

69

3.15.6

Profit from Continuing Activities

69

3.15.7

Profit (Loss) from Discontinued Operations

69

3.15.8

Net Income of the Group

69

3.16

Results of Operations for 2006 and 2005

73

3.16.1

Analysis of Net Sales

73

3.16.2

Profit from Continuing Operations before Tax and Net Finance Costs

73

3.16.3

Net Finance Costs

75

3.16.4

Income Tax

75

3.16.5

Share of Profit (Loss) from Associates

76

3.16.6

Profit from Continuing Activities

76

3.16.7

Profit (Loss) from Discontinued Operations

76

3.16.8

Net Income of the Group

76

3.17

Liquidity and Capital Resources

77

3.17.1

Cash Flows

77

3.17.2

Financial Resources

79

3.18

Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

81

3.18.1

Unconditional Contractual Obligations and Commercial Commitments

81

3.18.2

Conditional Contractual Obligations and Commercial Commitments

82

2007 FORM 20-F – THOMSON GROUP - 51

Back to contents

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with, International Financial Reporting Standards (“IFRS”) effective as of December 31, 2007 and approved by the European Union as of April 14, 2008, and in accordance with IFRS as issued by the IASB and effective as of December 31, 2007.

3.1 Overview

Thomson provides technology, services, and systems to its Media & Entertainment clients – content creators, content distributors and broadcasters – and supports them in order to help them to improve their commercial offerings and their performance in a rapidly changing technology environment. We have developed leading positions at the intersection of entertainment, media and technology and offer complete solutions to content providers, network operators, manufacturers and distributors. For a description of our strategy, please refer to Chapter 2: “Information on the Company”, section 2.1.4: “Strategy and Outlook.”

Our businesses are organized in three divisions - Services, Systems, and Technology - and a non-core Other segment (formerly referred to as Displays & CE Partnerships) which is described, together with our corporate functions under the heading Corporate and Other. For a more detailed description of the organization of our businesses, see Chapter 2: “Information on the Company”, section 2.1.3: “Our Organization” and for a description of the products and services provided by each of our divisions, see Chapter 2: “Information on the Company”, section 2.2: “Business Overview,” respectively.

3.2 Key Economic Drivers

Our strategic priorities described under Chapter 2: “Information on the Company”, section 2.1.4: “Strategy and Outlook” are based on our vision of how the M&E industries may develop over the next few years. We believe the most significant trends include the following:

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

2007 FORM 20-F – THOMSON GROUP - 52

Back to contents

These trends represent the Group’s vision of how the M&E industries may develop over the next few years and they influence how the Group is allocating and plans to allocate its resources and continue its development and delivery of innovative products, services and technologies that are, and become, widely adopted in response to these anticipated trends in the M&E industries. The rate of adoption may vary from trend to trend and the strength of some or all of these trends may be affected, positively or negatively, by macro-economic conditions. For further information, see Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors”. For more information on our strategy and outlook, see Chapter 2: “Information on the Company”, section 2.1.4: “Strategy and Outlook” and Exhibit 99.1 to this report which discusses developments in the first quarter 2008.

3.3 Summary of Results

In 2007, consolidated net revenues from continuing operations amounted to €5,630 million, compared with €5,781 million in 2006, a decrease of €151 million, or 2.6% at current exchange rates (an increase of 1.7% at constant 2006 exchange rates reflecting a negative currency impact of €247 million). This decrease at current exchange rates resulted from slightly lower revenues in each segment. Within the Systems Division revenue growth in the Access Products activities was more than offset by a fall in revenues from the Broadcast & Networks activities, principally due to weak markets and some delays in new product introduction. Within the Services Division lower revenues from our physical media activities were partially offset by higher revenues in the electronic businesses. Technology Division revenues for 2007 were €535 million down slightly on revenues of €547 million for 2006. Consolidated net revenues amounted to €5,781 million for 2006 compared to net revenues of €5,544 million for 2005, an increase of €237 million, principally reflecting growth in the Systems Division. These effects are discussed in more detail under sections 3.15.1 and 3.16.1: “Analysis of Net Sales” below.

Thomson’s profit from continuing operations before tax and net finance costs was €349 million in 2007, representing 6.1% of revenues from continuing activities, compared to €527 million for 2006 and €403 million for 2005. This reflected most notably a sharp decline in profits from continuing operations before tax and net finance costs from our Systems Division to €28 million from €132 million, with Broadcast & Networks within the division being loss-making in 2007. For more information, see sections 3.15.2 and 3.16.2: “Profit from Continuing Operations before Tax and Net Finance Costs” below.

Net finance costs amounted to €105 million in 2007, compared with €202 million in 2006 and €40 million in 2005. Net finance costs are reflected by various non-recurring items, notably relating to our interest in TCL and to the fair value of the option reflected in the Silver Lake convertible bonds, see 3.15.3 and 3.16.3: “Net Finance Costs” below for further details.

The Group’s current net income tax charge amounted to €53 million in 2007 (2006: €59 million, 2005: €42 million). In addition, a net deferred tax income of €26 million was recorded in 2007 (2006: €59 million, 2005: expense of €26 million), leading to an overall reported net income tax charge of €27 million in 2007 (2006: zero, 2005: €68 million). See sections 3.15.4 and 3.16.4: “Income Tax” below for further details.

Following the sell down of the majority of the Group’s stake in TCL Multimedia in 2006 there was no material share of profit/loss from associates in 2007 (compared to losses of €86 million in 2006 and €82 million in 2005). See sections: 3.15.5 and 3.16.5: “Share of Profit (Loss) from Associates” below for further details.

The Group’s profit from continuing activities in 2007 was therefore €218 million (2006: €239 million, 2005: €213 million). See sections 3.15.6 and 3.16.6: “Profit from Continuing Activities” below for further details.

Certain activities were treated as discontinued operations under IFRS 5 in the 2007 results and in the 2006 and 2005 comparative figures, principally (i) the bulk of the Displays activity, sold in 2005 through two distinct transactions concluded with the Videocon Group, (ii) the glass activity sold to the Rioglass group in 2005, (iii) the optical business, (iv) the AVA businesses, and (v) the European after-sales activity. The loss from discontinued activities recorded for 2007 was €241 million (2006: €184 million, 2005: €786 million), of which €227 million related to the AVA businesses (2006: €126 million, 2005: €43 million). The majority of the loss of €786 million from discontinued operations recorded for 2005 related to our Displays activities. See sections 3.15.7 and 3.16.7: “Profit (Loss) from Discontinued Operations” below for further details.

2007 FORM 20-F – THOMSON GROUP - 53

Back to contents

As a result, the Group recorded a net loss of €23 million, compared to a net income of €55 million in 2006 and a net loss of €573 million in 2005. See sections: 3.15.8 and 3.16.8: “Net Income of the Group” below for further details.

Thomson’s net loss per share on a non-diluted basis was €0.16 in 2007, compared to a net income per share of €0.14 in 2006 and a net loss of €2.17 in 2005.

On April 16, 2008, Thomson announced its revenue for the first quarter of 2008 as well as our near-term priorities and the Board of Director’s decision to not propose a distribution to the Shareholder’s Meeting to be held on May 22, 2008. For more information about these developments and the full text of that announcement, refer to our report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 17, 2008, certain parts of which are incorporated herein by reference and included as Exhibit 99.1 to this report and Chapter 5: “Shareholders and Listing”, section 5.1.8: “Dividends”.

3.4 Seasonality

Our net sales have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably in the Services and Systems Divisions. The net sales of the continuing operations in the second half of 2007 totaled €2,992 million, representing 53% of the annual net sales of the Group, compared to €3,189 million in the second half of 2006, representing 55% (2005: €2,985 million, representing 54%).

The net sales of our Services businesses in the second half of 2007 totaled approximately €1.3 billion, representing 55% of the division’s 2007 net sales, compared to approximately €1.4 billion in the second half of 2006, representing 55% of the division’s 2006 net sales. In 2005, our Services businesses recorded net sales of €1.4 billion during the second half of the year, representing 57% of the division’s 2005 net sales. The net sales of our Systems businesses in the second half of 2007 totaled approximately €1.4 billion, representing 53% of the division’s 2007 net sales, compared to 56% in the second half of 2006 which decrease included a weak fourth quarter for our Systems Division in 2007, see sections 3.15.1 and 3.16.1: “Analysis of Net Sales” below. In 2005, our Systems businesses recorded net sales of €1.2 billion during the second half of the year, representing 53% of the division’s 2005 net sales. The net sales of our Technology businesses in the second half of 2007 totaled €262 million, representing 49% of the division’s 2007 net sales, compared to 52% in 2006. In 2005, our Technology businesses recorded net sales of €287 million during the second half of 2005, representing 53% of the division’s 2005 net sales.

The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and net finance costs), influenced by the fact that costs are spread more evenly than sales over the year. Our consolidated profit from continuing operations before tax and net finance costs totaled €236 million in the second half of 2007, or 68% of our 2007 consolidated profit from continuing operations before tax and net finance costs, compared with 80% in the last six months of 2006 and 64% in the second half of 2005. Presented separately, the profit from continuing operations before tax and net finance costs of the Services Division in the second half of 2007 represented 89% of total year profit from continuing operations before tax and net finance costs for this division, compared to 95% in 2006 and 68% in 2005 over the same period. The profit from continuing operations before tax and net finance costs of the Systems Division in the second half of 2007 represented €34 million compared with a profit from continuing operations before tax and net finance costs of €28 million for this division for the full year 2007, compared to 82% of full year profits generated in the first half in 2006 and 67% in 2005. For more details on the factors affecting these profits see sections 3.15.2 and 3.16.2: “Profit from Continuing Operations before Tax and Net Finance costs” below.

2007 FORM 20-F – THOMSON GROUP - 54

Back to contents

3.5 Effect of Exchange Rate Fluctuations

We estimate that the impact of translating into euro the revenues of operating entities that are denominated in currencies other than euro had a negative impact of €247 million on our net sales as expressed in euro in 2007. We estimate that the negative impact of translating into euro the operating results of operating entities that are denominated in currencies other than euro was €2 million in 2007 on our profit from continuing operations before tax and net finance costs as expressed in euro in 2007.

In sections 3.15: “Results of Operations for 2007 and 2006” and 3.16: “Results of Operations for 2006 and 2005”, certain net revenue figures at the Group and segment levels are presented where indicated on a comparable basis at constant exchange rates. To this end, the actual figures of the earlier financial year in the respective year-on-year comparison are adjusted to eliminate exchange rate effects by applying for the more recent year the average exchange rate used for the income statement for the earlier financial year. We believe this presentation of changes in net revenues, adjusted to reflect exchange rate fluctuations, for this year-on-year comparison is helpful for analyzing the performance of the Group. The table below sets forth the exchange rate effect on our net revenues from continuing operations in 2007, compared with the 2006 results and exchange rates, on a consolidated and segment-by-segment basis.

Revenues in € millions (except % data)	2006 net revenues at 2006 exchange rates	2007 net revenues at 2006 exchange rates	Exchange rate impact	2007 net revenues at 2007 exchange rates	Change in % at constant 2006 exchange rates	Change in % without adjusting for constant exchange rates
Continuing operations	5,781	5,877	(247)	5,630	1.7	-2.6
Of which:
Services	2,489	2,523	(123)	2,400	1.3	-3.6
Systems	2,684	2,769	(90)	2,679	3.2	-0.2
Technology	547	568	(33)	535	4.0	-2.2
Corporate	27	6	(0)	6
Other	34	11	(1)	10

With regard to our 2006 results, the impact of translating revenues of operating entities that were denominated in currencies other than euro into euro had a negative impact of €29 million on our net sales as expressed in euro in 2006 compared to 2005. We estimate that the positive impact of translating the operating results of operating entities that were denominated in currencies other than euro into euro was €3 million in 2006 on our profit from continuing operations before taxes and net finance costs as expressed in euro in 2006.

2007 FORM 20-F – THOMSON GROUP - 55

Back to contents

The table below sets forth the exchange rate effect on our net revenues from continuing operations in 2006, compared with the 2005 results and exchange rates, on a consolidated and segment-by-segment basis.

Revenues in € millions (except % data)	2005 net revenues at 2005 exchange rates	2006 net revenues at 2005 exchange rates	Exchange rate impact	2006 net revenues at 2006 exchange rates	Change in % at constant 2005 exchange rates	Change in % without adjusting for constant exchange rates
Continuing operations	5,544	5,811	(30)	5,781	4.8	4.3
Of which:
Services	2,487	2,503	(14)	2,489	0.7	0.1
Systems	2,262	2,696	(12)	2,684	19.2	18.7
Technology	546	549	(2)	547	0.6	0.1
Corporate	40	28	(1)	27
Other	209	35	(1)	34

3.6 Geographic Breakdown of Net Revenues

The table below sets forth our 2007, 2006 and 2005 net revenues from continuing operations broken down by destination and classified by the location where the customer is invoiced. As illustrated below, our most important markets are the United States and Europe, accounting respectively for 45% and 36% of our 2007 net revenues.

Net revenues of continuing operations by destination	2007	2006	2005
USA	44.8%	45.8%	49.7%
Rest of Americas	7.2%	7.1%	5.8%
Europe	36.2%	35.1%	33.3%
Asia/Pacific	10.2%	9.3%	9.8%
Others	1.7%	2.7%	1.5%

The table below sets forth our 2007, 2006 and 2005 net revenues from continuing operations broken down by origin and classified by the location of the entity that invoices the customer. As illustrated below, our most important markets are the United States and Europe, accounting respectively for 39% and 46% of our 2007 net sales.

Net revenues of continuing operations by origin	2007	2006	2005
USA	38.9%	39.9%	49.8%
Rest of Americas	8.0%	7.6%	7.2%
Europe	45.7%	46.3%	37.7%
Asia/Pacific	7.4%	6.2%	5.3%
Others	-	-	-

2007 FORM 20-F – THOMSON GROUP - 56

Back to contents

3.7 Events Subsequent to December 31, 2007

Please see Note 38 to our consolidated financial statements for information on events subsequent to December 31, 2007.

On February 14, 2008, we announced that we had signed a memorandum of understanding with NXP Semiconductors with a view to combining our respective tuners businesses.

On March 11, 2008, Moody’s and S&P downgraded Thomson’s credit ratings to Ba1 and BB, respectively, and on April 1, 2008, Moody’s changed the outlook on Thomson from stable to negative. Moody’s downgraded Thomson on April 18, 2008 to Ba2. See section 3.17.2: “Financial Resources” below for further information.

On March 28, 2008, the Board of Directors met to, among other matters, implement the separation of the roles of the Chairman of the Board and the Chief Executive Officer, as was initially announced on February 14, 2008. Both positions had been held by Frank Dangeard since 2004. Mr. Dangeard was Chairman until April 9, 2008 and Mr. de Carbonnel was appointed as Chairman of the Board of Directors on April 9, 2008. The Board appointed Julian Waldron, the Group’s Chief Financial Officer, as interim CEO, as was proposed by the Group’s Governance and Nomination Committee. This appointment is to last until the process for the selection of a permanent CEO has been completed. That process is proceeding according to the plan and schedule established by the Board. Julian Waldron will chair an unchanged Executive Committee (apart from the change in CEO) and will combine his existing CFO role with that of CEO.

On April 14, 2008, the Board of Directors decided that it would not propose a distribution to the Shareholders’ Meeting to be held on May 22, 2008.  The Board of Directors reviewed the Group’s previously announced proposal of a €0.33 per share distribution and decided to no longer propose such distribution because it agrees with the Company’s management’s recommendation that financial resources should be directed in the near-term towards actions to simplify the Group and to improve its profitability and given the increasingly uncertain global economic and financial environment.

3.8 Critical Accounting Policies

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

3.8.1 Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2007, the Group recognized depreciation expense amounting to €177 million related to tangible fixed assets and amortization expense of €161 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2007, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €693 million and €698 million, respectively.

2007 FORM 20-F – THOMSON GROUP - 57

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

3.8.2 Impairment tests of Goodwill and intangible assets with indefinite useful lives

We review annually Goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods. These assumptions used by the Group for the determination of the recoverable amount are described in Note 13 to our consolidated financial statements.

As of December 31, 2007 the net book value of Goodwill and indefinite-lived intangible assets amounted to €1,645 million and €240 million, respectively.

Thomson performed an annual impairment test in 2007, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of Goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

3.8.3 Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which are not expected to re-occur in the near future, (2) the expectation of exceptional gains or (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2007, the Group has recorded deferred tax liabilities of €204 million and €503 million of deferred tax assets reflecting management’s estimates.

3.8.4 Post-employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

2007 FORM 20-F – THOMSON GROUP - 58

Back to contents

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

As of December 31, 2007 the post-employment benefits provision amounted to €403 million. The present value of the obligation amounted to €576 million, the fair value of plan assets amounted to €174 million and unrecognized prior service cost amounted to €1 million. For the year ended December 31, 2007, net pension costs amounted to a gain of €21 million, including a curtailment gain of €65 million.

The effect of a one point increase in the assumed health care cost trend rate would increase the accumulated medical post-retirement benefits obligations as of December 31, 2007 by €2 million at December 31, 2007 closing exchange rates and would have no effect on the post-retirement benefit expense at December 31, 2007 closing exchange rates. The effect of a one point decrease in the assumed health care cost trend rate would decrease the accumulated medical post-retirement benefits obligations as of December 31, 2007 by €1 million at December 31, 2007 closing exchange rates and would have no effect on the post-retirement benefit expense at December 31, 2007 closing exchange rates.

3.8.5 Provisions and litigation

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 36 to our consolidated financial statements for a description of the significant legal proceedings and contingencies.

3.8.6 Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2007, the change in fair value required Thomson to recognize a net non-cash financial gain amounting to €37 million (comprising a gain of €34 million and a foreign exchange gain of €3 million). In 2006, subsequent change in fair value had required Thomson to recognize a net non-cash financial gain amounting to €6 million (comprising a gain of €4 million and a foreign exchange loss of €2 million). In 2005, subsequent change in fair value had required Thomson to recognize a net non cash financial gain which amounted to €83 million (comprising a gain on the fair value of €94 million and a foreign exchange loss of €11 million).

3.8.7 Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and in particularly in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and/or with the particular technology owner.

2007 FORM 20-F – THOMSON GROUP - 59

Back to contents

3.9 Changes in Accounting Principles

The accounting policies applied by the Group in 2007 are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2006.

In 2007, the Group applied for the first time IFRS 7, Financial instruments: disclosures and IAS 1 (Amendment), Presentation of Financial Statements - Capital Disclosures effective for annual periods beginning on or after January 1, 2007.

The impact of the adoption of IFRS 7 and the changes to IAS 1 have been to expand the disclosures provided in the financial statements regarding the Group’s financial instruments and management of capital (for more information, see Note 2 on accounting policies, Note 23 on financial risk management and Note 26 on financial instruments to our consolidated financial statements).

For a description of the accounting principles applied by the Group, see Note 2 to our consolidated financial statements.

3.10 Reserved

3.11 Changes in Scope of Consolidation in 2007

(a) Main Acquisitions

Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the UK, to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of £4 million (equivalent to €7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in the Services Division.

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interests in Technicolor Universal Media Services LLC of America for US$16 million (equivalent to €12 million at the date of transaction). This acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company is fully consolidated since June 25, 2002 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately €12 million as of December 31, 2006.

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of €3 million. This acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company is fully consolidated since October 27, 2004 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately €3 million as of December 31, 2006.

2007 FORM 20-F – THOMSON GROUP - 60

Back to contents

On February 13, 2007, Thomson acquired 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (“Paprikaas”), a leading Indian animation and gaming cinematics firm, for US$5 million paid in cash (equivalent to €4 million at the date of transaction). Since then the company is consolidated and included in the Services Division.

On July 30, 2007 Thomson acquired SyncCast, a leading outsourced digital media services provider mainly over IP networks, for a consideration of US$13 million (equivalent to €10 million at the date of transaction). The price could reach US$24 million depending on specified earn-out conditions to occur from 2008 to 2010. The company is consolidated from July 30, 2007 and is included in the Services Division.

(b) Main Disposals

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the US with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007 for a price of US$59 million paid in cash (equivalent to €42 million at average exchange rate over the period and €44 million at the date of transaction), based on the level of working capital at that date.

On October 16, 2007, Thomson signed an agreement for the disposal of its audio-video business in the US and in the rest of the world (excluding Europe) with Audiovox Corporation. The closing of the transaction was finalized on December 31, 2007 for a price of US$19 million paid in cash (equivalent to €13 million at the date of transaction), based on the level of the net assets at that date.

On December 21, 2007, Thomson sold all the assets of Gyration Inc to Movea S.A., a company specialized in motion sensing technologies. As part of the transaction Thomson acquired a minority stake of 10.5% in Movea.

On December 31, 2007, Thomson sold the Audio-Video and Accessories Skymaster activities in Germany to Arques Industries for €1. As part of the agreement, Thomson waived a debt towards the sold entity for €33 million and is committed to recapitalize this entity with €11 million. This obligation has been recorded in our 2007 consolidated financial statements.

3.12 Notification of Participations Acquired in the Share Capital of French Companies in 2007

Under Article L.233-6 of the French Commercial Code, we disclosed that:

•

on December 11, 2007, the Group, via its subsidiary Thomson Telecom SAS, formed a joint venture with France Telecom (60%) and Sagem (20%). Thomson Telecom, thus holds 20% of HNSA S.A., which provides solutions in the field of telecommunications, information technology, telematics and communication, with the objective to provide software solutions enabling communications of home networking multimedia equipment;

•

on December 21, 2007, Thomson sold all the assets of Gyration Inc to Movea S.A. As part of the transaction, the Group acquired, via its subsidiary Thomson Multimedia Sales International SAS, a minority interest of 10.5% in Movea S.A.; Movea has developed a motion capture solution (containing hardware and software products) dedicated to B2C products (multimedia pilot, user interface, games, etc.), as well as to certain B2B applications, especially for the medical field (eg. Physical therapy).

Neither of these participations were material to the Group at December 31, 2007.

2007 FORM 20-F – THOMSON GROUP - 61

Back to contents

3.13 Changes in Scope of Consolidation in 2006

(a) Main Acquisitions

On January 13, 2006, Thomson acquired the Network Services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems (“Convergent”). These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately US$37 million (equivalent to €32 million at the date of transaction exchange rate), subject to an increase by up to US$7 million (€5 million at the December 31, 2006 exchange rate) dependent upon the performance of this company in 2006 and 2007. Thomson consolidated this activity from January 13, 2006 as part of the Service Division.

On January 26, 2006, Thomson took the control of 94% of the share capital of Canopus Co., Ltd (“Canopus”), a Japanese company listed on the Tokyo Stock Exchange, for a total consideration of ¥12 billion (equivalent to €87 million at the date of the transaction exchange rate). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was completed in two steps. As a first step, on December 5, 2005, Thomson acquired 33% of the share capital of Canopus Co., ltd via a private agreement. As a second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, giving Thomson control of an additional 61% of the share capital of Canopus. The purchase price was partially paid in cash and partially by the delivery of 821,917 Thomson shares. On August 11, 2006, Thomson acquired the remaining 6% of the share capital for €6 million and delisted this company from the Tokyo Stock Exchange. The company was fully consolidated from January 26, 2006. Canopus is included in the Systems Division.

On June 23, 2006, Thomson acquired the remaining (16%) minority interests in the share capital of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for €2 million paid in cash. This acquisition followed an initial acquisition by Thomson of 10% of the share capital of Nextamp in 2004, and a second acquisition of 74% of the capital for €7 million paid in cash in 2005. The total cost of the purchase amounts therefore to €9 million. The company was fully consolidated from June 17, 2005 and is included in the Technology Division.

On July 3, 2006, Thomson acquired for €17 million the 49% minority interest of VCF Thématiques (“VCF”). This acquisition followed an initial transaction made in October 2005 whereby Thomson had acquired 51% of the share capital through a capital increase of €17 million. The company has been fully consolidated from October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of €16 million as of December 31, 2005. VCF Thématiques is included in the Services Division.

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (“NOB – CMF”), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB) for a total consideration of €17 million. This company delivers global consulting and management services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in the Netherlands. NOB-CMF has been consolidated from October 4, 2006 and is included in the Services Division.

(b) Main Disposals

In 2005, Thomson agreed to transfer to a German company, its remaining optical technology assets and employees in the first semester of 2006. The definitive sale was completed in March 2006.

2007 FORM 20-F – THOMSON GROUP - 62

Back to contents

In October 2006, Thomson reached an agreement with TCL Multimedia, a company listed on the Hong Kong Stock Exchange and the parent company of TTE and TCL Corporation. This agreement provided for the termination of the right granted by Thomson to TTE to use the Thomson® trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to terminate the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson ceased to have a significant influence over TCL Multimedia and, as of that date, no longer accounted its interests in TCL Multimedia under the equity method. Since this date, Thomson’s remaining interest in TCL Multimedia is classified as an available-for-sale financial asset and has gradually been reduced down to approximately 2.4% as of December 31, 2007.

For further details on Thomson’s relationship with TCL, see Chapter 2: “Information on the Company”, section 2.2.4: “Corporate and Other”.

3.14 Notification of Participations Acquired in the Share Capital of French Companies in 2006

Under Article L. 233-6 of the French Commercial Code, we disclosed that:

•

on March 9, 2006, Thomson acquired 17.5% of Quinta Industries (formerly Datacine Group);

•

on June 23, 2006, Thomson acquired 16% of Nextamp; and

•

on July 3, 2006, the Group acquired 49% of VCF Thématiques.

3.15 Results of Operations for 2007 and 2006

The Group’s revenues and profit from continuing operations before tax and net finance costs for the years 2007 and 2006 are presented below for each of the divisions – Services, Systems and Technology – and for Corporate and the non-core Other segment. The results of discontinued operations are presented separately under section 3.15.7: “Profit (Loss) from Discontinued Operations”.

Our results are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from the results for continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported revenues and profit from continuing operations before tax and net finance costs for Thomson for 2006 were €5,854 million and €479 million respectively, of which €73 million of revenue and a loss of €48 million, respectively, were from activities since treated as discontinued in 2007 (principally our residual displays components activity at Genlis and European after-sales activities) – see note 4 to our consolidated financial statements for further details. The analysis below uses these restated figures.

3.15.1 Analysis of Net Sales

Thomson’s net revenues for the Group for 2007 of €5,630 million, a decrease year-on-year of €151 million or 2.6% (2006: €5,781 million). Currency movements, principally the weaker US$, decreased revenues for the year by €247 million. Group revenues for the year excluding currency movements therefore increased 1.7% year-on-year.

The decrease at actual exchange rates resulted from slightly lower revenues in each segment. Within the Systems Division revenue growth in the Access Products activities was more than offset by a fall in revenues from the Broadcast & Networks activities, while in the Services Division lower revenues from the physical media activities (Film Services and DVD Services) were partially offset by higher revenues in the electronic businesses in the division (Content Services, Network Services and Electronic Distribution Services).

2007 acquisitions had an immaterial effect on 2007 revenues. Our acquisition of NOB-CMF in the fourth quarter 2006 in Network Services contributed €53 million to Services Division revenues in 2007, compared to €14 million in 2006.

2007 FORM 20-F – THOMSON GROUP - 63

Back to contents

Services

Consolidated net revenues for the Services Division totaled €2,400 million in 2007 compared with €2,489 million in 2006, including a significant adverse impact of exchange rate variations of €122 million. Consolidated net revenues of the Services Division at constant 2006 exchange rates grew by 1.3%. This growth reflected strong growth in Network Services and more modest growth in Film & Content Services, while the rise in DVD volumes and higher revenues in the DVD distribution activity were outweighed as expected by the negative impact of price reductions related to contract renewals in DVD Services, which tend to be greater in the first year of such renewed contracts.

Our physical media sales (DVD Services and Film Services) accounted for approximately 70% of total sales in the Services Division in 2007, compared to approximately 75% in 2006 and 80% in 2005. In our DVD Services business the number of DVDs replicated in 2007 amounted to 1.47 billion, an increase of 1.6% from 2006, mainly resulting from higher volumes in North America and Australia. The growth in distribution activity and higher replication volumes did not fully offset the impact of price reductions related to contract renewals early in the year. The major “blockbuster” releases on DVD were as usual concentrated in the latter part of the year, particularly the fourth quarter of 2007. Key titles included Pirates of the Caribbean: At World’s End, Transformers, Shrek the Third and The Bourne Ultimatum.

Within Film & Content Services, Film Services processed 4.9 billion feet in 2007 which compares with 5.0 billion feet processed in 2006. Film Services benefited from a stronger film slate in first half 2007 compared to the first half of 2006, with notable titles including Pirates of the Caribbean: At World’s End, Shrek the Third, and Harry Potter and the Order of the Phoenix.

The Film Services operation is in discussions with a number of customers, both major studios and independents, regarding contract renewals. The North American release printing contract for one major client is not being continued, although North American distribution services for that client will continue. Additional volumes from other customers have been secured, notably from Overture Films (announced in October 2007). Given these developments and the continuing transfer of volumes from analog prints to digital, the Group expects a decline in Film Services volumes and revenues in 2008 and intends to adjust the cost base of Film Services during 2008 to mitigate this decline.

The Content Services activities experienced organic revenue growth in visual effects (VFX) and in higher-end services such as digital intermediates (DI) while maintaining focus on integrating its various units into a more efficient organization. In 2007 this activity started to address the Indian and Chinese markets, including the investment in Paprikaas and the related strategic alliance with DreamWorks Animation to develop animation capabilities in India. Content Services experienced some minor revenue losses in the latter months of 2007 as a result of the recent strike by members of the Writers’ Guild of America. Some further effects are expected in 2008, although the strike has now finished. See Exhibit 99.1 to this report for a discussion of the negative effect the strike has had on our 2008 first quarter revenues.

The Electronic Distribution Services operation was strengthened during second half 2007 with the acquisition of SyncCast, a provider of end-to-end solutions for the online distribution of digital content over IP networks, but revenues are not yet material.

Network Services revenues in 2007 grew significantly, principally with the expansion of our activities in broadcast services in Europe. The biggest contributors to this growth were a full year of operation of the playout facility in The Netherlands acquired in fourth quarter 2006 and the contract with ITV awarded at the start of 2007. Within Network Services, our retail media networks revenues were at the same level as last year in North America while several initiatives have been taken to expand our activities in Brazil  and in Europe, notably Poland.

Revenues from electronic media services (Content Services, Network Services and Electronic Distribution Services) represented about 30% of total sales of the Services Division in 2007 (continuing the trend from 25% in 2006, 20% in 2005 and 10% in 2004) reflecting the higher relative contribution from the growing electronic media services activities.

Systems

Consolidated net revenues for the Systems Division were broadly flat year-on-year at €2,679 million for 2007, compared to €2,684 million for 2006. This result includes a negative impact of exchange rate variations of €90 million. Consolidated net revenues of the Systems Division increased by 3.2% in 2007 at constant 2006 exchange rates.

2007 FORM 20-F – THOMSON GROUP - 64

Back to contents

This overall performance reflected growth in the Access Products activities and a drop in revenues from the Broadcast & Networks activities. Access Products, accounting for around 75% of the division’s revenues, increased sales with cable and telecom customers, but fourth quarter 2007 saw a decline in revenues compared to the same period in 2006. Broadcast & Networks faced weaker market conditions early in first half 2007, compounded by late new product introductions. Despite an improvement in third quarter 2007, activity was again weak in fourth quarter 2007. Overall, therefore, revenues from the Broadcast & Networks activities declined year-on-year.

Access Products

Revenues grew in 2007 with cable, satellite and telecom customers, partially offset by some decline in revenues from telephony & home networking. Cable set-top boxes registered volume growth with 2.3 million cable set-top boxes (2006: 2.0 million) and an improvement in product mix, from sales of products with a higher ASP (average selling price).The volume decrease in satellite set-top boxes to 10.1 million in 2007 from 11.1 million in 2006 was more than outweighed by the improved mix with an increased proportion of high definition (“HD”) boxes. We sold 11.1 million Access Products for telecom operators (2006: 10.0 million), with the volume increase being offset to some extent by price declines. Overall, a total of 23.4 million set-top boxes, DSL modems and gateways were sold in 2007, a slight increase on the 2006 total of 23.2 million units, but with an improved mix overall. In addition the Group began delivering eMTAs in the US (dual play modems for cable customers).

In satellite, volumes sold in the US slightly decreased year on year but the proportion of HD devices grew. The growing transition to HD products (including HD PVRs), which generally command a higher ASP than non HD products, offset unfavourable volume effects and ongoing price declines. DIRECTV remained the largest customer of the division. The business continued to expand in other markets in 2007, especially in Latin America, and also pursued its development with Asian satellite broadcasters, notably India’s TataSky and Malaysia’s Astro.

Sales of cable Access Products grew significantly year-on-year. Our successes in 2007 included the delivery of integrated triple play boxes to Portugal’s TV Cabo and initial shipments of eMTAs (dual-play modems) to Comcast in the United States. Overall, the Group consolidated its leadership in EMEA and Latin America based on volume and value.

Thomson’s business with telecom customers continued to grow during 2007. The roll-out of the France Telecom LiveboxTM continued successfully in 2007 with introduction of a more sophisticated device. Overall, improved volumes continued to offset continuing price erosion. Our telephony & home networking business increased volumes in DECT (Digital Enhanced Cordless Telecommunications) partially offsetting price erosion. Increased sales of connected products for the ecosystem around the home gateway, such as the voice-over-IP Hub Phone for BT will be important for the future development of this business, given the declining market for basic telephony products.

Broadcast & Networks Systems

Revenues of the Broadcast & Networks activities were down significantly in 2007 compared to 2006. During first half 2007, the Broadcast & Networks activities performed poorly with weak markets and some delays in new product introductions, most notably the LDK 8000 HD broadcast camera. The activities returned to growth in third quarter 2007 with improving sales of, for example, the LDK 8000 HD broadcast camera, but fourth quarter 2007 was again weak and revenues declined year-on-year. Expectations for both product and, notably, system contracts were not met as customers again postponed capital expenditure decisions. Orders for other product categories, such as telecine equipment for post-production and for older models, declined year-on-year. Initial deliveries of new products, such as the NetProcessor, the ViBE MPEG4 encoder range based on the Mustang chip solution, and the Infinity professional camcorders were made, but with minimal revenues in 2007 for these products.

Revenues from Network Software, principally Cirpack softswitches and the SmartVision IPTV/Mobile TV system, decreased in 2007 compared to 2006 due primarily to the slow rollout of IPTV and Mobile TV services.

Technology

Consolidated net revenues for the Technology Division amounted to €535 million in 2007, a decline of €12 million compared with €547 million in 2006. Currency effects decreased consolidated net sales of the division by €34 million in 2007, principally affecting the Licensing activity which has a significant proportion of revenues invoiced in US$.

Consolidated net revenues for the Licensing activity amounted to €431 million in 2007, a reduction of €12 million compared with €443 million in 2006. Currency effects decreased licensing revenues by €32 million. Underlying this performance were strong performances in the newer licensing programs, offsetting decreases in older programs such as analog TV. The most significant contributor to our Licensing revenues in 2007 was again the MPEG2 program (administrated through the MPEGLA pool), which increased to account for approximately 30% of the Technology division’s revenues in 2007 (2006: 24%). Other newer programs contributed strongly, in particular Digital TV in North America, which increased significantly in 2007 compared to 2006. Trademark revenues also increased from a small base. At the end of 2007, the Group had over 990 licensing contracts in place compared to 959 at the end of 2006.

2007 FORM 20-F – THOMSON GROUP - 65

Back to contents

The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2007 and 2006, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 1.8% and 1.8%, respectively.

Our nascent Software & Technology Solutions activity continues to develop its activities particularly in content security, but its contribution to the division’s revenues remains limited.

The Silicon Solutions activity’s net revenues were unchanged in 2007 compared to 2006. We are currently in discussions with NXP regarding a proposed partnership for the tuners operation within Silicon Solutions.

Corporate and Other

Consolidated net revenues in 2007 from Corporate and Other totaled €16 million, down €45 million compared with €61 million in 2006. Of the 2007 total, €6 million was recorded in Corporate (2006: €27 million). Revenues from our Other continuing operations fell to €10 million for 2007 (2006: €34 million), largely as a result of reduced external revenues from activities at the Angers facility.

3.15.2 Profit from Continuing Operations before Tax and Net Finance costs

Cost of net sales amounted to €4,325 million in 2007, a decrease of 1.9% compared with cost of net sales of €4,411 million in 2006. This reduction was less than the decrease in revenues of 2.6%, resulting in a gross margin of €1,305 million in 2007, or 23.2% of net revenues, compared with €1,370 million in 2006, or 23.7% of net sales. This reduction in gross margin, most notably reflected lower gross margin in the Broadcast & Networks activities in our Systems Division.

Selling and marketing expenses amounted to €300 million, or 5.3% of net revenues in 2007, an increase of 7.1% compared with €280 million or 4.9% of net sales in 2006 due largely to increased selling and marketing efforts that have not yet resulted in corresponding increases in revenues.

Administrative expenses amounted to €398 million or 7.1% of net sales in 2007, an increase of 3.6% compared with €384 million or 6.6% of net sales in 2006. This increase is due in part to increased levels of expenses in the Group’s early stage businesses such as the Network Services activities in the Services Division.

Other expenses and income, excluding selling and marketing and general and administrative expenses, amounted to income of €30 million in 2007, compared with income of €100 million in 2006. This is due to the lower impact of post-retirement benefit obligations, while higher restructuring was largely offset by higher gains on the disposal of land and buildings, as described below.

Restructuring charges in continuing operations amounted to €82 million in 2007, compared with €66 million in 2006. In 2007, Thomson completed an important restructuring plan within its DVD Services activities in order to significantly reduce manufacturing cost base in the United States and Europe. As a result, restructuring charges in the Services Division amounted to €71 million in 2007 (compared to €30 million in 2006).

In 2007 we recorded gains on the disposal of land and buildings amounting to €47 million (2006: €23 million) relating to the Services Division.

During 2007 the Group continued to implement the realignment of medical and healthcare plans begun in 2006. The actuarial liability for post-retirement obligations on the Group’s balance sheet reduced by €169 million to €403 million, and a gain of €63 million was credited to profit from continuing operations before tax and financial result (2006: €167 million), of which €50 million was recorded in the Other segment with the balance mainly in the Systems Division.

Research and development (R&D) expenses for continuing operations (net of external funding) amounted to €288 million in 007, or 5.1% of net sales in 2007, compared with €279 million or 4.8% in 2006. Out of the total spending on research and development in 2007, €91 million was within the Technology Division, which includes the Group’s Corporate research operations.

2007 FORM 20-F – THOMSON GROUP - 66

Back to contents

Depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €385 million in 2007 (compared with €454 million in 2006).

As a result of the evolution of these expenses combined with a decrease of 2.6% in revenues (including the negative effect of exchange rate fluctuations), the Group’s consolidated profit from continuing operations before tax and net finance costs reached €349 million in 2007 (2006: €527 million). This decrease reflected notably the higher level of restructuring costs in the Services Division and sharply lower profitability in the Systems Division, in particular the Broadcast & Networks activities which were loss-making in 2007.

Services

Profit from continuing operations before tax and net finance costs for the Services Division amounted to €115 million in 2007 compared with €160 million in 2006. The division’s 2007 profit margin was 4.8% compared with a 2006 profit margin of 6.4%. Savings from restructuring and cost-control actions, as well as process transformation initiatives in DVD Services and Film & Content Services, did not fully offset restructuring charges of €71 million (2006: €30 million), the impact of lower pricing in the DVD business following recent contract renewals, and spending on the newer electronic media activities. The €57 million gross cash costs of the restructuring actions in 2007 were covered by the proceeds received through related real estate sales, notably the Camarillo site in California.

In DVD Services, the significant reduction of the manufacturing cost base has partially offset the adverse impact of prices reductions in 2007. DVD Services bore the bulk of the division’s restructuring charge in 2007. DVD Services benefited from a number of one-time items, most notably a large proportion of the €47 million profit on real estate sales in 2007 and €14 million relating to the recovery of certain expenses concerning past services.

In Film & Content Services, the positive effects of process and efficiency improvements, and the continuation of film volume shifts to lower cost facilities were outweighed by the impact of restructuring charges and other costs related to sites optimization and consolidation programs. The 2007 results reflect start-up costs in India and China in Content Services activities, as well as the continuation of investment in digital cinema beta-tests deployed for various clients.

In Network Services revenue growth has generated additional profit compared with last year and has helped finance the retail media networks start-ups in Brazil and in Europe.

Electronic Distribution Services is still in a loss-making start-up phase, reflecting the start-up costs for on-line video distribution services, including in the SyncCast operation (acquired in the second half of 2007).

Overall we estimate that one-time items have reduced the profitability of the Services Division by a net amount of €10 million in 2007, including most notably restructuring costs of €71 million, the profit on the Camarillo disposal of €36 million and the credit in DVD Services referred to above in the amount of €14 million.

Systems

Profit from continuing operations before tax and net finance costs for the Systems Division amounted to €28 million in 2007 compared with €132 million in 2006. The division’s 2007 profit margin was 1.1% compared with a 2006 profit margin of 4.9%.

In Access Products, underlying profitability improved in 2007. The transition to high definition products in 2007 improved product mix and helped offset price erosion on like-for-like products. Profitability was held back by the weaker activity in fourth quarter 2007, compared to the corresponding period in 2006, as customers began to reduce inventory levels.

The Broadcast & Networks activities were loss-making for the year, after recording a profit in 2006. This reflects an operating loss and includes one-time costs taken in both first half 2007 and in second half 2007. The performance for the year reflected weaker than expected market conditions and problems with new product introductions, particularly in the first half. The losses for second half 2007 were lower than in first half 2007 but the shortfall in revenues in fourth quarter 2007 versus expectations (and compared to the corresponding period in 2006) had a significant negative effect on operating profitability and outweighed the initial effects of cost reduction programs initiated after the first half loss. The one-time items included non-cash inventory writedowns.

2007 FORM 20-F – THOMSON GROUP - 67

Back to contents

Technology

Profit from continuing operations before tax and net finance costs for the Technology Division amounted to €277 million in 2007, compared to €289 million in 2006, representing a profit margin of 51.8% in 2007 compared with 52.8% in 2006.

In 2007, the profit before tax and finance costs of our Licensing activity was €361 million compared to €366 million in 2006, a decrease of €5 million. The profit margin for licensing was 83.7% in 2007 compared with a margin of 82.6% in 2006. During the year, the Licensing activity increased its focus on optimizing the cost-efficiency of its patent application and maintenance operations. The other activities in the division generated a slightly increased loss, principally as a result of the continuing costs in Silicon Solutions.

The total research costs accounted for within the Technology Division amounted to €91 million in 2007, a slight decrease from €95 million in 2006.

Corporate and Other

The charge before interest and finance costs of the Group’s unallocated Corporate functions was €74 million in 2007 (2006: €77 million).

Other continuing operations reported a profit of €3 million in 2007 (2006: €23 million). One-time gains of €50 million from changes to healthcare plans more than offset the continuing losses in Other continuing operations. Various other one-time items affecting the profit from Other continuing operations are estimated to total an aggregate charge of €16 million.

3.15.3 Net Finance Costs

Net finance costs comprising the total of net interest expense and other financial expenses amounted to €105 million in 2007 (2006: €202 million)

Net Interest Expense

Net interest expense for continuing operations reached €101 million in 2007 (2006: €89 million), principally reflecting higher Euro interest rates in 2007 despite a slightly lower level of average debt in 2007 compared to 2006.

Other Financial Expenses

Other financial expenses for continuing operations totaled €4 million in 2007 (2006: €113 million, including a charge of €70 million relating to our holding in TCL Multimedia). This total includes a €34 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond (2006: gain of €4 million).

3.15.4 Income Tax

In 2007, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to €27 million compared to zero in 2006.

The current income tax charge of €53 million in 2007 (2006: €59 million) is notably the result of current taxes due in Australia, Canada and the UK, as well as withholding taxes on income earned by our Licensing activity, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge. The current income tax charge amounted to €26 million in France (reflecting mainly withholding taxes) and €27 million abroad.

In 2007, Thomson recorded a net deferred tax income of €26 million (2006: €59 million) primarily due to (1) the recognition of previously unrecognized deferred tax assets amounting to €139 million and corresponding to the tax losses in France, as a result of improved visibility over future Licensing income stream in France, now that loss-making activities have been disposed of or shut down and (2) an impairment charge of €100 million resulting from the downward revision in our estimates of the taxable income expected in the short-term in the US.

The current income tax charge in 2006 was notably the result of current taxes due in The Netherlands, the United States, Australia, Mexico and Canada, as well as withholding taxes on income earned by our Licensing activity, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge.

In 2006, Thomson recorded a net deferred tax income of €59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

2007 FORM 20-F – THOMSON GROUP - 68

Back to contents

3.15.5 Share of Profit (Loss) from Associates

Following the sell down of the majority of the Group’s stake in TCL Multimedia in 2006 there was no material share of profit or loss from associates in 2007, compared to a loss of €86 million in 2006 related principally to the Group’s then holding in TCL Multimedia.

3.15.6 Profit from Continuing Activities

As a result of the factors discussed above, the Group recorded a profit from continuing operations of €218 million for 2007 compared to €239 million in 2006.

3.15.7 Profit (Loss) from Discontinued Operations

The results for 2007 and 2006 include activities treated as discontinued operations under IFRS 5, principally the Audio/Video (“AV”) and Accessories businesses (together “AVA”) and the Group’s residual displays components activity based at Genlis and European after-sales activities (which were reclassified as discontinued activities during 2007). The comparative figures for 2006 have been adjusted accordingly to reflect this change of perimeter in accordance with IFRS.

The total loss attributable to discontinued operations for 2007 was €241 million, of which €21 million related to the operations reclassified as discontinued during 2007 (2006: loss €184 million, of which €48 million was attributable to the operations reclassified during 2007). The bulk of the 2007 charge related to the operating losses and write-downs on the disposal/exit from the AVA businesses recorded during 2007, in particular the losses relating to the exit from the European AVA operations.

The disposal of the North American Accessories business to Audiovox was completed on January 29, 2007. At the end of December 2007, the Audio-Video (AV) activities outside Europe were also purchased by Audiovox. On October 16, 2007, Thomson announced it would progress with closing the AVA Europe business, except for the Skymaster activities in Germany. On December 31, 2007 Skymaster was sold to Arques Industries, a German company.

In 2008, activity in the current discontinued operations perimeter will be confined to the run-off of residual assets and liabilities and related closures, including the Genlis displays components operation and the planned disposal of the European after-sales activities.

The 2007 loss from discontinued activities of €241 million led to a net cash outflow in 2007 of €145 million in respect of discontinued activities. The cash outflow from the current discontinued perimeter in 2008 results principally from residual cash costs of exiting the AVA activities, together with the cash costs of exit from the displays components and European after-sales activities.

3.15.8 Net Income of the Group

After taking account of the negative impact of the loss from discontinued operations of €241 million (2006: loss €184 million), the Group consolidated net loss was €23 million for 2007 (2006: profit €55 million). Net loss per share, on a non-diluted basis, was €0.16 in 2007, compared to a net gain per share of €0.14 in 2006.

2007 FORM 20-F – THOMSON GROUP - 69

Back to contents

3.16 Results of Operations for 2006 and 2005

The Group’s revenues and profit from continuing operations before tax and net finance costs for the years 2006 and 2005 are presented below for each of the divisions – Services, Systems and Technology – and for the non-core Other activity (formerly referred to as Displays & CE Partnerships). The results of discontinued operations, principally the Displays activities, the TV business relating to the Group’s holding in TCL Multimedia and the Audio/Video and Accessories (AVA) businesses are presented separately under section 3.16.7: “Profit (Loss) from Discontinued Operations”.

Our results are presented in accordance with IFRS 5 and therefore exclude activities treated as discontinued from the results for continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported 2005 and 2006 results have, therefore, been adjusted to take into account the expansion during 2007 of the discontinued perimeter to include the Group’s residual displays components activity based at Genlis and the European after-sales activities and the expansion during 2006 of the discontinued perimeter in respect of the held-for-sale AVA businesses, principally the retail terrestrial decoder activity (see Note 4 to our consolidated financial statements). The analysis below uses these restated figures. For example the originally reported Group revenues for 2005 were €5,691, which included €147 million of revenues now treated as discontinued.

3.16.1 Analysis of Net Sales

In 2006, consolidated net revenues from continuing operations amounted to €5,781 million, compared with €5,544 million in 2005, an increase of €237 million or 4.3% (4.8% at constant 2005 exchange rates, reflecting a negative currency impact of €29 million).

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

2007 FORM 20-F – THOMSON GROUP - 70

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

The increase in sales of our Systems businesses resulted from strong growth within Access Products, notably due to sales to our cable and telecom customers, and from our Network Software activities, the integration of TBM, acquired in December 2005, and Canopus, acquired in January 2006, as well as organic growth within our other Broadcast & Networks activities. The growth in these activities more than offset the price-driven decline in Access Products for satellite operators.

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

In Satellite, volumes in the United States grew year-on-year in the second half of 2006, after declining in the first half. There was a high proportion of standard devices, but new, more featured devices were introduced throughout the year. DIRECTV remained the largest customer of this business, but the business expanded in other markets, gaining unit volumes in Europe, notably in the UK, and in the Asia-Pacific region. In Asia, our set-top box business is continuing to develop as operators bring their services to market. Deliveries of products for Tata Sky, the Indian satellite broadcaster, began in 2006. The strategy in Asia is to pursue opportunities we expect to arise as Asian cable and satellite operators enhance featured pay and digital television. Thomson brought more advanced featured products to market with the introduction of HD MPEG4 and HD MPEG4 PVR set-top boxes in Europe and next generation HD MPEG4 in the US in 2006. Overall in the satellite business, this increased proportion of featured set-top boxes helped compensate for unit price reduction.

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

2007 FORM 20-F – THOMSON GROUP - 71

Back to contents

Thomson’s business with telecom customers grew strongly during 2006. Growth in triple and quadruple play enabled advanced service gateways continued to be the principal driver of growth in this area. In addition to the continuing roll-out of the France Telecom LiveboxTM to France Telecom, the increase of shipments of the BT Hub quadruple-play enabled gateway in the UK contributed strongly to revenues in the latter part of the year. Thomson aims to leverage its leadership in developing and launching advanced service gateways, in which we currently have a leading worldwide position based on value market share (source: Dell’Oro), as telecom operators bring their triple and quadruple play offerings to market. Revenues grew significantly in 2006, especially in the advanced gateway market, which drove an overall improvement in product mix. Improved product mix and volumes more than offset price erosion.

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

Broadcast & Network Systems

We continued to gain market share during 2006 in the majority of the markets where we operate, notably in networks and systems integration, and initial orders for products aimed at the professional audio-video (ProAv) market were promising. The significant revenue growth achieved reflected both the TBM and Canopus acquisitions and organic growth, particularly in network products, customer services and the system integration activities. Sales in our production and play-out activities remained positive, benefiting from strong product sales in cameras and server and news applications. Our editing products and software solutions have been implemented by several key customers in North America. For network products, Thomson entered into several major contracts in the last part of the second half of 2006, although some contracts slipped from 2006 into 2007. Radio and television transmitter sales were stable with 2005 sales, and several major contracts were entered into in 2006. Our product and service offering has benefited in 2006 from an increased interest from telecom and cable operators to complete their offering for video-on-demand and mobility TV demand.

The Network Software activities within Broadcast & Networks include principally the Cirpack softswitch business, which was acquired in April 2005, and the SmartVision IPTV system, which was part of the acquisition of TBM. Softswitch and telecom software sales continued to record strong growth. Thomson’s installed base grew by more than 1.5 million subscriber licenses to reach more than 4.5 million. The fixed mobile convergence market represents a new opportunity that began with the entering into of two important contracts in Europe in 2006. Our software solutions continued to gain subscribers in IPTV, notably for SmartVision through the Orange Group IPTV solution, which had 550,000 subscribers, mainly for “live TV” and “VoD” applications.

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

The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2006 and 2005, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 1.8% and 2.2%, respectively.

2007 FORM 20-F – THOMSON GROUP - 72

Back to contents

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

Corporate and Other

Consolidated net revenues in 2006 from Corporate and Other totaled €61 million, down €188 million compared with €249 million in 2005. Of the 2006 total, €27 million was recorded in Corporate (2005: €40 million).

Sales from the Other segment in 2006 derived from certain minor residual television-related, after-sales businesses and the residual sub-contract manufacturing operations, based principally at our site in Angers, France.

The related sales in the Other segment decreased to €34 million in 2006 from €209 million in 2005, mainly due to the absence of revenue from marketing and sales activities (as they were sold to TTE in September 2005 and contributed to revenue in 2005), and the lower activity of TTE Europe, as a result of a very challenging market environment for its products, especially in Europe, which resulted in lower revenue for products manufactured in our factory in Angers.

3.16.2 Profit from Continuing Operations before Tax and Net Finance Costs

Cost of net sales amounted to €4,411 million in 2006, or 76.3% of net sales, an increase of 4.9% compared with cost of net sales of €4,205 million in 2005, or 75.8% of net sales. This cost increase is largely due to acquisitions and the expansion of our mature businesses in our Services and Systems Divisions.

As a result, gross margin was €1,370 million in 2006, or 23.6% of net sales, compared with €1,339 million in 2005, or 24.2% of net sales. This result reflects, among other factors, depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €454 million (compared with €441 million in 2005).

Selling and marketing expenses amounted to €280 million, or 4.9% of net sales in 2006, an increase of 7.8% compared with €260 million or 4.8% of net sales in 2005, due largely to the acquisitions within Systems in 2006 (Broadcast & Networks activities).

Administrative expenses amounted to €384 million or 6.6% of net sales in 2006, compared with €368 million or 6.6% of net sales in 2005, due primarily to increased costs from acquired operations mainly in the Systems Division, partly offset by the favorable impact of cost cutting programs especially in DVD Services.

Other expenses and income, excluding selling and marketing and general and administrative expenses, amounted to €100 million income in 2006, compared with €87 million expenses in 2005, resulting from restructuring charges of €40 million. Restructuring charges amounted to €66 million in 2006, due principally to termination costs from headcount reduction (see Chapter 4: “Directors, Senior Management and Employees”, section 4.3: “Thomson’s Employees and Workforce”), notably within our French manufacturing plant in Angers amounting to €29 million together with other restructuring measures in the Services Division. Cost and liability reduction programs also focused on post-retirement obligations. Following changes in legislation and in market practice, Thomson amended certain medical and healthcare plans to better harmonize benefits across the Group. These amendments resulted in a substantial reduction in the actuarial liability reflected on the Group’s balance sheet, reflected in part through shareholders’ equity and in part through a gain to profit from continuing operations before tax and net financial costs of €167 million. Most of this gain relates to the Group’s former consumer electronics businesses and is credited to the Other segment. Furthermore, we recorded gains on the disposal of lands and buildings amounting to €25 million, notably relating to Systems and Services.

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

As a result of the evolution of these expenses combined with an increase of 4.7% in revenues (including the negative effect of exchange rate fluctuations), profit from continuing operations before tax and net finance costs reached €527 million in 2006, or 9.1% of net sales, an increase of 31% compared with €403 million in 2005, or 7.2% of net sales. At constant 2005 exchange rates, 2006 profit from continuing operations before tax and net finance costs reached €482 million, reflecting a negative currency impact of €3 million.

2007 FORM 20-F – THOMSON GROUP - 73

Back to contents

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

Restructuring programs during 2006 included the cessation of VHS duplication and downsizing of DVD replication operations in Europe and in Canada, site optimization and relocation actions within Film Services and Content Services, reorganization of sales operations and site consolidation. The restructuring plans in DVD Services initiated in 2006 continued in 2007 with the rationalization of our DVD manufacturing facilities from six to two, focusing our replication activities at our low-cost facilities in Mexico and Poland. The gross cash costs of these restructuring activities in 2007 are to be largely offset by proceeds received through related asset sales.

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

In our Broadcast & Networks businesses, we benefited from the favorable HD/SD mix in our sales, offset by increased costs related to product introductions and a very significant increase in research and development expenses. Our Network Software operations recorded strong growth in profitability in 2006 and, although still representing a small part of the division, contributed positively to the division’s overall result.

Technology

Profit from continuing operations before tax and net financing costs for the Technology Division amounted to €289 million in 2006, compared to €277 million in 2005, an increase of 4.3%, and recorded a profit margin of 52.8% in 2006 compared with 50.7% in 2005.

2007 FORM 20-F – THOMSON GROUP - 74

Back to contents

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

Corporate and Other

The charge before interest and finance costs of the Group’s allocated Corporate functions was €77 million in 2006 (2005: €79 million).

Continuing operations in the Other segment reported income before taxes and net finance costs amounting to €23 million in 2006, compared to a loss of €109 million in 2005. 2006 results include restructuring charges of €30 million, principally relating to our Angers operations, as well as losses relating to sub-contract manufacturing agreements with TTE, which were renegotiated over the course of 2006. These losses were largely offset by the one time gain resulting from Thomson’s curtailment of certain post-retirement medical benefits of its US employees, as described further in Note 27 of our consolidated financial statements. The losses incurred in 2005 resulted most notably from the operating losses at our Angers, France operations as well as payments made to TTE under various agreements (please refer to Chapter 2: “Information on the Company”, section 2.2.4: “ Corporate and Other” for details on the most significant agreements).

3.16.3 Net Finance Costs

Net finance costs amounted to €202 million in 2006 compared to €40 million in 2005, comprising both net interest expense (net of interest income) and other financial expense.

Net interest income (expense)

Net interest expense (net of interest income) amounted to €89 million in 2006, up from €77 million in 2005. The rise in net interest expense between 2005 and 2006 is due to an increase in net debt and to the rise in short term USD and EUR interest rates, offset in part by the replacement of our €611 million convertible bond (repaid at maturity on January 2, 2006) with less expensive debt.

Other financial income (expense)

Other financial expense (net of other financial income) totaled €113 million in 2006, compared to financial income of €37 million in 2005. The significant increase in expense was mainly due to the much lower positive impact of the revaluation of the embedded derivative contained in the Silver Lake convertible bonds (€94 million in 2005 compared to €4 million in 2006) and to the loss related to the disposal of a portion of our shareholding in TCL Multimedia as well as the mark-to-market loss on our remaining interest in TCL Multimedia. Please refer to Note 9 to our consolidated financial statements for additional information on other net finance costs.

3.16.4 Income Tax

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

2007 FORM 20-F – THOMSON GROUP - 75

Back to contents

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

In 2005, Thomson recorded a net deferred tax charge of €26 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of the Displays activities taking into consideration the anticipated profits of the Access Products Telecom and Licensing businesses for €51 million, and the derecognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

3.16.5 Share of Profit (Loss) from Associates

The share of loss from associates amounted to €86 million in 2006 (2005: €82 million), related principally to the Group’s holding in TCL Multimedia.

Overall, the Group’s result for 2006 was adversely impacted by one-time costs and charges totaling €181 million relating to the Group’s contracts with, and holding in, TCL Multimedia, which Thomson reduced to below 20% in November 2006. The investment in TCL Multimedia is accordingly treated as a financial asset available-for-sale at year end 2006 (instead of as an associate under the equity method). Of these charges, €86 million was charged as share of loss from associates (up to the date of sell-down to below 20%), a total of €70 million was accounted for in other financial expenses (including writing the residual stake down to the market price at December 31, 2006) and a €25 million provision was charged against the profits of the non-core Other activity, as referred to above.

3.16.6 Profit from Continuing Activities

As a result of the factors discussed above, the Group recorded a profit from continuing activities of €239 million in 2006, compared with €213 million in 2005.

3.16.7 Profit (Loss) from Discontinued Operations

Loss from discontinued operations amounted to €184 million in 2006, mainly linked to AVA businesses (loss of €126 million), Displays (loss of €57 million) and one-time costs related to the disposals completed in 2005. The net loss includes financial and tax charges amounting to €7 million.

Operating losses from our AVA activities in 2006 resulted primarily from poor market conditions and certain delayed product launches. The loss in the second half of the year was slightly lower than in the first half as continuing efforts by the Group to reduce sourcing and logistics costs as well as cost structure improvement partially offset these negative impacts.

The loss in 2006 is significantly lower than the loss in 2005, which amounted to €786 million, and arose mainly from the disposal of our former tubes activities in 2005 during a period where very weak market conditions significantly hampered operating performance.

In addition, the discontinued perimeter was enlarged slightly during 2007 with the inclusion of the Group’s residual displays components activity based at Genlis and the European after-sales activities. Accordingly, the 2006 and 2005 figures having been revised to reflect the current discontinued perimeter of the Group.

3.16.8 Net Income of the Group

As a result of the factors discussed above, the Group recorded a net profit of €55 million in 2006, compared with a net loss of €573 million in 2005. Income due to minority interests was of an insignificant amount in 2006 (2005: €1 million). Net gain per share, on a non-diluted basis, was €0.14 in 2006, compared to net loss per share on a non-diluted basis of €2.17 in 2005.

2007 FORM 20-F – THOMSON GROUP - 76

Back to contents

3.17 Liquidity and Capital Resources

3.17.1 Cash Flows

(in € millions)	2007	2006	2005
Net operating cash generated from continuing activities	459	536	659
Net operating cash used in discontinued operations	(178)	(121)	(359)
Net cash from operating activities	281	415	300
Net investing cash used in continuing activities	(173)	(321)	(878)
Net investing cash generated from/(used in) discontinued operations	34	(145)	(18)
Net cash used in investing actvities	(139)	(466)	(896)
Net financing cash generated from/(used in) continuing activities	(860)	383	(289)
Net financing cash generated from/(used in) discontinued operations	(1)	(10)	16
Net cash from / (used in) financing activities	(861)	373	(273)
Net (decrease)/increase in cash and cash equivalents	(719)	322	(869)
CASH AND CASH EQUIVALENTS AT DECEMBER 31	572	1,311	996

Net Cash from Operating Activities

Net operating cash generated from continuing operations amounted to €459 million in 2007, compared to €536 million in 2006 (€659 million in 2005).

Profit from continuing operations in 2007 was €218 million, compared to €239 million in 2006 (€213 million in 2005). After adjustments to reconcile profit from continuing operations to cash (including most notably depreciation and amortization of €385 million in 2007, compared to €454 million in 2006 (€441 million in 2005) and net non-cash reductions in provisions of €128 million, compared to €153 million in 2006 (€22 million in 2005)), cash generated from continuing operations was €613 million, compared to €715 million in 2006 (€784 million in 2005). Cash generated from continuing operations reflects, among other factors, changes in working capital and other assets and liabilities which improved by €56 million in 2007, compared to a negative impact of €3 million in 2006 (negative impact of €14 million in 2005). These amounts include a reduction in working capital of €191 million in 2007, compared to €107 million in 2006 (reduction of €96 million in 2005) and reflect a net cash outflow from other assets and liabilities (including contract advances) of €135 million in 2007, compared to €110 million in 2006 (€110 million in 2005). Cash generated from continuing operations also reflects cash used in restructuring of continuing operations of €88 million in 2007, compared with €54 million in 2006 (€47 million in 2005).

Net operating cash generated from continuing operations also reflects the following items:

•

net interest (corresponding to net interest paid and received) paid increased to €84 million in 2007, compared to €78 million in 2006 (€51 million in 2005); an additional €59 million was paid in 2006 in respect of accrued interest on convertible bonds issued in October 2000; and

•

cash taxes paid amounted to €70 million in 2007, compared with €42 million in 2006 (€74 million in 2005).

Net operating cash used in discontinued operations was €178 million in 2007, compared to €121 million in 2006 (€359 million in 2005).

Net cash from operating activities was therefore €281 million in 2007, compared to €415 million in 2006 (€300 million in 2005).

Net Cash used in Investing Activities

The decrease in net investing cash used in continuing activities from €321 million in 2006 to €173 million in 2007 (€878 million in 2005) was driven primarily by a decrease in cash outflow for acquisitions (net of cash acquired) and investments in operating entities of €51 million in 2007, compared to €255 million in 2006 (€695 million in 2005, including the €240 million reinvestment in Videocon Industries shares of the proceeds of €223 million from the related Displays disposal). In 2007, the acquisition payments comprised a number of items, the largest of which was €11 million. See Note 34 of our consolidated financial statements for more information regarding the cash impact of these acquisitions. The €255 million cash outflow in 2006 included acquisitions of TBM (2006 cash outflow of €133 million), Canopus (2006 cash outflow of €83 million), Convergent (2006 cash outflow of €32 million) and VCF Thématiques (2006 cash outflow of €17 million). The total cash outflow for 2005, net of the Videocon reinvestment, of €455 million in 2005 included acquisitions of PRN (2005 cash outflow of €248 million), Inventel (2005 cash outflow of €82 million), Technicolor (2005 cash outflow of €77 million) and Cirpack (2005 cash outflow of €40 million).

2007 FORM 20-F – THOMSON GROUP - 77

Back to contents

Net investing cash used in continuing activities also reflects tangible and intangible capital expenditures amounting to €275 million in 2007 compared to €286 million in 2006 (€293 million in 2005). Net capital expenditures amounted to €164 million in 2007, compared with €216 million in 2006 (€283 million in 2005). These figures are net of cash received of €111 million in 2007, compared to €70 million in 2006 (€10 million in 2005) from tangible and intangible asset disposals. The largest of these disposals in 2007 was of the Camarillo site in California, USA.

These decreases in net investing cash used in continuing activities were offset in part by lower proceeds earned from sale of investments and marketable securities of €42 million, compared to €133 million in 2006 (€53 million in 2005).

Net investing cash inflows in discontinued operations were €34 million in 2007, compared to €145 million of cash used in 2006 (€18 million cash used in 2005). This improvement is largely due to cash received for AVA US/ROW sales to Audiovox.

Net cash used in investing activities was therefore €139 million in 2007, compared to €466 million in 2006 (€896 million in 2005).

Net Cash used in Financing Activities

Net financing cash used in continuing activities was €860 million in 2007, compared with net financing cash generated of €383 million in 2006 (€289 million used in 2005). The cash used in 2007 was principally due to the repayment of short-term borrowings for an amount of €898 million, the proceeds from new debt, primarily from a private placement made in 2007 for an amount of €150 million, and the payment of €117 million in dividends and distributions (including €29 million paid to holders of deeply subordinated bonds).

The cash generated in 2006 was principally due to the €594 million in new debt raised via private placements as well as the €400 million in short-term drawings on our syndicated credit facility, partially offset by repayment at maturity of convertible bonds in 2006 for a total principal amount of €611 million plus the payment of €107 million in dividends and distributions (including €29 million paid to holders of deeply subordinated bonds).

The net cash used in 2005 reflected the redemption by the Group of €588 million (excluding interest) of convertible bonds maturing in 2008 following the exercise by the bondholders of their right of early redemption. The financing cash used in continuing activities was offset in part by proceeds of €492 million from the issuance of a deeply subordinated hybrid bond in 2005 and other proceeds essentially from the issuance of French commercial paper of €600 million, offset in part by repayments of borrowings of €423 million, including the unwinding of our synthetic lease in January 2005 relating to our factory in Mexicali, Mexico for an amount of US$226 million. In 2005, Thomson also purchased treasury shares and completed other transactions in its share capital in the amount of €283 million in connection with its share repurchase program.

Net financing cash used by discontinued operations was €1 million in 2007, compared to €10 million used in 2006 (€16 million cash generated in 2005).

Net cash used in financing activities therefore amounted to €861 million in 2007, compared to €373 million generated in 2006 (€273 million cash used in 2005).

As a result of the factors discussed above, we experienced a net decrease of cash and cash equivalents of €719 million in 2007 compared to an increase of €322 million in 2006 (€869 million decrease in 2005) before the effect of exchange rate differences. Cash and cash equivalents amounted to €572 million at the end of 2007, compared to €1,311 million at the end of 2006 (€996 million at the end of 2005).

2007 FORM 20-F – THOMSON GROUP - 78

Back to contents

3.17.2 Financial Resources

At the end of 2007, we had a net debt position (financial debt plus debt related to acquisitions minus cash and cash equivalents) of €1,258 million, compared with a net debt position of €1,371 million at the end of 2006. Within this amount, the financial net debt position (corresponding to the difference between (i) the current and non-current borrowings and (ii) cash and cash equivalents including marketable securities) amounted to €1,251 million in 2007, compared to €1,358 million in 2006. The financial net debt does not include the debt for acquisition-related obligations (€7 million at the end of 2007 and €13 million at the end of 2006).

Gross financial debt totaled €1,823 million at the end of 2007 compared with €2,669 million at the end of 2006. At December 31, 2007, financial debt comprises primarily convertible/exchangeable bonds amounting to €336 million (€364 million at December 31, 2006), French commercial paper for €121 million (€634 million at December 31, 2006), notes placed privately with institutional investors for the equivalent of €1,014 million (€953 million at December 31, 2006) and drawings on our syndicated credit facility for €100 million (€400 million at December 31, 2006). Financial debt due within one year amounted to €745 million at the end of 2007, compared with €1,276 million at the end of 2006, as a result of our policy in 2007 to reduce both gross debt and gross cash levels. See Note 25 to our consolidated financial statements for further analysis of and information on our outstanding borrowings. For a discussion of our exposure to interest rate fluctuations and currency exposure in connection with financial debt, see Chapter 7: “Quantitative and Qualitative Disclosures about Market Risk.”

During 2007, as part of its regular refinancing program, the Group raised €150 million of notes with 7 and 5 year maturities in private placements. This resulted in an average net debt maturity at December 31, 2007 of just under 5 years. Since the year end, the Group has completed the placement of a further €68 million in long-term notes. The terms of all these notes meet Thomson’s criteria for long-term borrowing in terms of costs, while the covenants are identical to its outstanding US private debt placements. These long-term refinancings are designed, together with expected cash flow, to provide the funds to cover the Group’s debt obligations in 2008 (including, if required, the repayment of the convertible bond issued to Silver Lake Partners, which can be put from September 2008). At year-end, 86% of the Group’s net financial debt was long-term.

At the end of 2007, we had a committed credit facility of €1,750 million with a consortium of banks of which €100 million was drawn. This facility serves inter alia as backup to our French commercial paper program. The facility matures over three years with €100 million maturing in June 2010, €256 million in June 2011 and €1,394 million in June 2012. Furthermore, we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to €728 million, of which €30 million were used as of December 31, 2007 for borrowings.

Our financial debt of €1,823 million excludes our 5.75% (5.85% yield to first call date) €500 million deeply subordinated bonds issued in September 2005. Because of their perpetual and subordinated nature, these bonds are recorded under IFRS in shareholders’ equity for the net value received of €492 million (representing the issue price minus the offering discount and fees). On any interest payment date, payment of interest is optional only if Thomson does not declare and pay a dividend at the most recent Shareholders’ Meeting and it has not repurchased its shares in the preceding six months. The bonds are perpetual and have no stated maturity date; they may, however, be redeemed at the issuer’s option in certain conditions, in particular (i) on or after September 25, 2015, (ii) at any time in the event of a change of control of Thomson or (iii) as a result of certain tax reasons. These bonds provide that if there is a change of control and the rating for our senior unsecured obligations is downgraded by one full notch by either Moody’s or S&P such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P, then Thomson may redeem the bond at no penalty. However, should Thomson decide not to redeem, the coupon rate increases by 5 percentage points. For more information on these bonds, see Note 22(d) to our consolidated financial statements.

Two of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings comprise the senior notes issued in private placements to institutional investors for a total amount of €1,014 million and a €28 million Mexican capital lease, which are each subject to two financial covenants: (a) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to adjusted net interest expense of 3 to 1 and (b) a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2007, Thomson is in compliance with both of these financial covenants.

2007 FORM 20-F – THOMSON GROUP - 79

Back to contents

We use the services of rating agencies to help investors to evaluate our credit quality and rate our debt. The rating agency Standard & Poors (“S&P”) issues to us: (1) a general corporate credit rating which covers our long-term senior unsecured debt and credit lines as well as the convertible bonds issued in 2000 and 2002 (“long-term rating”), (2) a short-term credit rating (“short-term rating”) and (3) a specific rating covering our deeply subordinated bonds issued in September 2005 (“rating on our deeply subordinated bonds”). In July 2002, Standard & Poor’s (“S&P”) announced a long-term rating for us of BBB+ and a short-term rating of A-2 with stable outlook. In November 2005, S&P modified its outlook from stable to negative. In March 2006, S&P downgraded the long-term rating to BBB with negative outlook and the short-term rating to A-3. S&P also downgraded the rating on our deeply subordinated bonds from BBB- to BB+. In March 2007, S&P downgraded the long-term rating from BBB to BBB- with stable outlook, downgraded the rating on our deeply subordinated bonds from BB+ to BB, and confirmed the short-term rating of A-3. In August 2007 S&P changed the outlook of our rating from stable to negative. In March 2008, after having put our rating on credit watch following the announcement of our 2007 results, S&P reduced our long-term rating from BBB- to BB, our short-term rating from A-3 to B and the rating on our deeply subordinated bonds from BB to B. S&P maintained the negative outlook on our rating.

The rating agency Moody’s issues to us (1) a general issuer rating covering the long term debt issued by us (“issuer rating”) which was replaced in March 2008 by a “Corporate Family Rating” (“corporate rating”) and (2) a specific rating covering our deeply subordinated bonds issued in September 2005 (“rating on our deeply subordinated bonds”). In October 2004, Moody’s assigned an issuer rating to us of Baa1 with a stable outlook. In March 2006, Moody’s downgraded this rating to Baa2 with a negative outlook. In addition, Moody’s also downgraded its rating on our deeply subordinated bonds to Ba1 from Baa3. In February 2007, Moody’s affirmed the rating and outlook. In September 2007, Moody’s downgraded our issuer rating to Baa3 with stable outlook and the rating on our deeply subordinated bonds to Ba2. In March 2008, after having put our rating on review following the announcement of our 2007 results, Moody’s reduced our issuer rating from Baa3 (outlook negative) to Ba1 (outlook stable) and announced that this rating – in accordance with Moody’s methodology for non-investment grade ratings – would become a corporate rating (“Corporate Family Rating”). Moody’s also reduced the rating on our deeply subordinated bonds from Ba2 to Ba3. Subsequently, on April 1, 2008, Moody’s changed the outlook on Thomson from stable to negative, and on April 18, 2008 downgraded our corporate rating to Ba2 and downgraded the rating on our deeply subordinated bonds to B2; the negative outlook was maintained.

We do not have any material borrowings or off-balance sheet arrangements with contractual provisions calling for termination or reduction in the case of a ratings downgrade. Our syndicated credit facility has a ratings grid whereby the margin changes as the S&P rating varies between A and BBB-; for ratings above A or below BBB- the margin corresponding respectively to an A rating or BBB- rating applies.

In addition to our debt position as described above, we also have reserves for post-employment benefits that Thomson provides its employees, which amounted to €403 million at December 31, 2007 compared to €572 million at December 31, 2006. This reduction results primarily from (i) medical plan changes in the United States that occurred in 2007 which reduced the related liability by €63 million, (ii) a €55 million decrease due to a change in actuarial assumptions and included in the statement of recognized income and expense and (iii) a €19 million decrease resulting from currency translation adjustments. For more information on our reserves for post-employment benefits, see Note 27 to our consolidated financial statements. We do not expect to record a further gain in 2008 relating to the restructuring of our obligations under the US medical and heath care plans.

We expect to fund the continued active development of the Group using our available cash and our cash flow from operating activities and to the extent appropriate, through borrowings from our available credit facilities or by accessing the capital markets. For more information on our liquidity position and certain related risks, see Chapter 1 “Key Information and Risk Factors”, section 1.3: “Risk Factors - We may not continue to have access to the capital markets to obtain additional long-term and short-term financing on acceptable terms and conditions. Furthermore, our existing debt facilities could become unavailable or become due if we failed to meet the covenants in our long-term debt” and Chapter 7: “Quantitative and Qualitative Disclosures about Market Risk”, section 7.5: “Liquidity Situation”.

2007 FORM 20-F – THOMSON GROUP - 80

Back to contents

3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

3.18.1 Unconditional Contractual Obligations and Commercial Commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2007 for which the Group is obliged to make future cash payments. This table includes firm commitments that would result in unconditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. The table does not include contingent liabilities or commitments. These are, however, described below under the heading “Conditional Contractual Obligations and Commercial Commitments” and in Note 35 to our consolidated financial statements. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees, in particular for the play-out activity within Network Services and long-term contracts related to the Broadcast activity, are not shown in the table below.

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

		Amount of commitments by maturity
(in € millions)	December 31, 2007	Less than 1 year	1-3 years	3-5 years	More than 5 years
Unconditional commitments
On-balance sheet obligations:
Financial debt excluding finance leases	1,771	737	134	208	692
Finance leases	52	8	26	6	12
Payables on acquisition and disposal of companies	7	7	-	-	-
Off-balance sheet obligations:
Operating leases	409	98	136	76	99
Purchase obligations	236	170	43	23	-
Other unconditional future payments	9	7	2	-	-
TOTAL UNCONDITIONAL FUTURE PAYMENTS	2,484	1,027	341	313	803

The above table is only related to continuing activities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to respectively €1 million and to €21 million as of December 31, 2007.

As of December 31, 2007, we had a total of €2,484 million in unconditional contractual obligations and commercial commitments, the maturities of which are shown in the table above, compared with €3,398 million as of December 31, 2006, primarily as a result of a decrease in financial debt (excluding finance leases) from €2,603 million as of December 31, 2006 to €1,771 million as of December 31, 2007.

2007 FORM 20-F – THOMSON GROUP - 81

Back to contents

Financial Debt Excluding Finance Leases

Financial debt excluding finance leases amounted to €1,771 million as of December 31, 2007, including mainly debt to financial institutions for €1,359 million. Financial debt is reported for its principal amount and accrued interest and included in the balance sheet. Future interest expense and the impact of interest rate swaps are not reported in this table.

Finance Leases

Finance leases amounted to €52 million as of December 31, 2007. Finance leases are included in the balance sheet. The main finance leases relate to the Services Division (€28 million in Mexico and €14 million in the UK).

Operating Leases

Operating leases amounted to €409 million as of December 31, 2007. The main operating leases relate to the office buildings in Boulogne and Indianapolis:

•

the office building located in Boulogne-Billancourt, France was sold for on February 29, 2000. The building was leased back from the purchaser until 2009;

•

the US office building (administration and technical services buildings) in Indianapolis was sold in March 2000. The building was leased back from the purchaser until 2012.

The net operating lease expense of the Group in 2007 was €97 million (€107 million in rental expense and €10 million in rental income).

Purchase Obligations

Purchase obligations amounted to €236 million as of December 31, 2007. These include in particular commitments to buy advertising space for €96 million in the Group’s cinema advertising activity and to purchase minimum volumes of product from Asian suppliers for €92 million, which result from firm commitments to purchase definite volumes of materials.

Other Unconditional Future Payments

Other unconditional future payments amounted to €9 million as of December 31, 2007. Other unconditional future payments relate in particular to Film Laboratory and Post Production Services agreements, general sponsoring agreements entered into in the US and other contractual advances.

3.18.2 Conditional Contractual Obligations and Commercial Commitments

The following table includes only contingent liabilities or commitments, all of which are not included in our balance sheet. These are described in detail in Note 35 to our consolidated financial statements.

		Amount of commitments by maturity
(in € millions)	December 31, 2007	Less than 1 year	1-3 years	3-5 years	More than 5 years
Conditional commitments
Off-balance sheet obligations:
Guarantees given	59	36	5	1	17
Standby letters of credit	41	41	-	-	-
Other conditional future payments	48	4	31	9	4
TOTAL CONDITIONAL FUTURE PAYMENTS	148	81	36	10	21

The above table is only related to continuing activities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to respectively €1 million and to €21 million as of December 31, 2007.

As of December 31, 2007, we had a total of €148 million in conditional contractual obligations and commercial commitments (payment obligations which are subject to the occurrence or realization of certain events) compared with €241 million as of December 31, 2006. The largest element in this reduction was the reduction in guarantees to third parties from €126 million at December 31, 2006 to €59 million at December 31, 2007, most notably the expiry of a guarantee given to TCL International (currently TCL Multimedia) in 2004.

2007 FORM 20-F – THOMSON GROUP - 82

Back to contents

Guarantees Given

Guarantees given amounted to €59 million as of December 31, 2007. These guarantees comprise:

•

guarantees given for disposal of assets for €22 million;

•

guarantees for customs duties and legal court proceedings for €25 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period; and

•

various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

Standby Letters of Credit

Standby letters of credit amounted to €41 million as of December 31, 2007. Standby letters of credit relate mainly to guarantees in favor of US employer insurance companies for €24 million.

Other Conditional Future Payments

Other conditional future payments amounted to €48 million as of December 31, 2007. Conditional obligations include contingent earn-out payments for €15 million related to past acquisitions.

There is no known event, demand, commitment or uncertainty that is reasonably likely to result in the termination or material reduction in availability to the Company of the off-balance sheet arrangements described above in section 3.18.1: “Unconditional Contractual Obligations and Commercial Commitments” and section 3.18.2: “Conditional Contractual Obligations and Commercial Commitments”.

For additional information regarding our commercial commitments, see Note 35 to our consolidated financial statements.

2007 FORM 20-F – THOMSON GROUP - 83

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 84

Back to contents

4

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

4.1

Directors and Senior Management

86

4.1.1

Directors

86

4.1.2

Summary of Significant Differences Between French Corporate
              Governance Practices and the NYSE’s Corporate Governance Standards

96

4.1.3

Executive Committee

98

4.2

Compensation of Directors and Executive Committee

100

4.2.1

Directors’ Compensation

100

4.2.2

Executive Committee Compensation

103

4.3

Thomson’s Employees and Workforce

103

4.3.1

Overview

103

4.3.2

Employee Profit-Sharing

105

4.3.3

Shares held by Employees

105

4.3.4

Stock Option Plans and Free Share Plans

106

4.3.5

Human Resources & Internal Communication Organization

107

4.3.6

Human Resources & Internal Communication Quality Policy

108

4.3.7

Development of Management Competencies

108

4.3.8

Remuneration Policy

109

4.3.9

Training Policy

110

4.3.10

Labor Relationships

110

2007 FORM 20-F – THOMSON GROUP - 85

Back to contents

4.1 Directors and Senior Management

4.1.1 Directors

Composition of the Board of Directors and its Committees

The Board of Directors consisted of thirteen members as of December 31, 2007. The composition of the Board of Directors changed during 2007 with the appointment by “co-option” of Mr. de Carbonnel as a Director on April 24, 2007 to replace Christian Blanc who resigned in December 2006 and with the expiration of the terms of office of two Directors representing employees, Catherine Cavallari and Jean de Rotalier, on June 13, 2007.

Of the thirteen members, the Board of Directors comprises ten “independent” Directors (Éric Bourdais de Charbonnière, François de Carbonnel, Eddy Hartenstein, Pierre Lescure, Didier Lombard, Paul Murray, Marcel Roulet, David Roux, Rémy Sautter and Henry Vigil). The independence of the Directors is evaluated according to the following criteria and definition outlined in the 2002 French report of corporate governance, known as the “Bouton Report”: “a Director is independent when he or she has no relationship of any kind whatsoever with the Company, its Group, or the management of either, that is such as to colour his or her judgment.” Due to their prior professional experience, these Directors have considerable knowledge of the Group’s businesses and markets. Five of these Directors have extended financial experience in multinational groups. Six Directors have or had leadership responsibilities in key sectors in which the Group operates such as media, IT, satellite operator and telecommunications. Two were elected as representatives of employee shareholders (Loïc Desmouceaux and Gérard Meymarian). Four Directors are of non-French nationalities: three are American and one is British.

The term of Directorship is four years with respect to appointments after May 7, 2004. It is submitted to next Shareholders’ Meeting to be held on May 22, 2008 to reduce the length of Directors’ mandates to three years. In accordance with Article 11 of the Company’s by-laws, Directors may be re-elected or may be removed at any time by the simple majority decision of the shareholders taken at an Ordinary General Shareholders’ Meeting.

The terms of eight of the thirteen Directors will expire at the Annual Ordinary General Shareholders’ Meeting to be held on May 22, 2008. In order to avoid a block renewal of the mandates which renewal is proposed to the Shareholders’ Meeting, the Company has proposed an amendment to Article 11.2 of the by-laws, which will be proposed to the Annual Shareholders’ Meeting on May 22, 2008, that would implement a more staggered rotation of the Directors’ terms of office. The terms of office of the renewed Directors would be for durations of either one, two or three years. Several criteria were taken into account in order to establish the duration selected for each Director, in particular the amount of time already served on the Board. All subsequent renewals would be for a three-year period.

The members of the Board of Directors have no family relationship with one another.

Pursuant to the Company’s by-laws the members of the Board of Directors are each required to hold at least 2,000 Company shares during their terms of office.

On March 28, 2008, the Board of Directors met to, among other matters, implement the separation of the roles of the Chairman of the Board and the Chief Executive Officer, as was initially announced on February 14, 2008.  Both positions had been held by Frank Dangeard since 2004.  Mr. Dangeard was Chairman until April 9, 2008 in order to assist with the transition period. The Board appointed Julian Waldron, the Group’s Chief Financial Officer, as interim CEO, as was proposed by the Group’s Governance and Nomination Committee. This appointment is to last until the process for the selection of a permanent CEO has been completed. That process is proceeding according to the plan and schedule established by the Board. Julian Waldron will chair an unchanged Executive Committee (apart from the change in CEO) and will combine his existing CFO role with that of CEO. Mr. de Carbonnel was appointed Chairman of the Board of Directors on April 9, 2008.

2007 FORM 20-F – THOMSON GROUP - 86

Back to contents

COMPOSITION OF THE BOARD OF DIRECTORS ON DECEMBER 31, 2007

Name	Age (years old)	Principal professional address	Current position in the company	Principal occupation or employment	Appointed to Board	End of term	Audit Committee	Remuneration Committee	Governance and Nomination Committee
Frank E. Dangeard	50	THOMSON 46, quai Alphonse- Le-Gallo 92100 Boulogne-Billancourt		Chairman and CEO until March 28,2008 and Chairman of Thomson until April 9, 2008	Non-Executive Chairman from October 2002 (Board member since March 1999)
Éric Bourdais de Charbonnière (1)	68	MICHELIN 46, avenue de Breteuil 75324 Paris CEDEX 07	Director	Chairman of the Supervisory Board of Michelin	December 2003	2011 (*)	Member
François de Carbonnel (1)	61	Rue de Crayer 8, Bte 14 B-1000 Bruxelles Belgique	Chairman as of April 9, 2008	Consultant	April 2007	2009 (*)	Chairman
Loïc Desmouceaux	45	THOMSON 46, quai Alphonse- Le-Gallo 92100 Boulogne Billancourt	Director, Employee Shareholders Representative	Vice Président Market Business Intelligence, Thomson	Mai 2003	2008 (*)
Eddy W. Hartenstein (1)	57	HD Partners Acquisition Corporation 2601 Ocean Park Blvd Suite 320 Santa Monica 90405, USA	Director	Chairman and CEO of HD Partners Acquisition Corporation	September 2002 (Board member since March 1999)	2008 (*)			Member
Pierre Lescure (1)	62	BARBES FILMS 10, rue Torricelli 75017 Paris	Director	Producer	September 2002	2008 (*)		Member
Didier Lombard (1)	66	FRANCE TELECOM 6, place d’Alleray 75505 Paris CEDEX 15	Director	Chairman and CEO of France Telecom	May 2004	2008 (*)			Member
Gérard Meymarian	60	THOMSON 46, quai Alphonse-Le-Gallo 92100 Boulogne Billancourt	Director, Employee Shareholders Representatives	Vice President, Business Operations, PTI Sales Process, Asia-Strategic projects, Thomson	May 2003	2008 (*)
Paul Murray (1)	48	21 South Street London W1K 2XB UK	Director	Consultant	June 2003	2010 (*)	Member
Marcel Roulet (1)	75	75, avenue des Ternes 75017 Paris	Director	Consultant	February 1999	2009 (*)	Member		Chairman
David Roux (1)	51	SILVER LAKE PARTNERS 2725 Sand hill Road – Suite #100 Menlo Park, CA 94025-7019 USA	Director	Co-Chief Executive of Silver Lake	September 2004	2008 (*)		Member
Rémy Sautter (1)	63	EDIRADIO/RTL 22 Bayard 75008 Paris	Director	Chairman of the Supervisory Board of Ediradio/RTL	January 2006	2008 (*)		Chairman
Henry P. Vigil (1)	50	MICROSOFT Corporation One Microsoft Way- Redmont, WA 98052-6399 USA	Director	Senior Vice President Strategy and Partnerships of Microsoft Corporation	October 2003	2008 (*)		Member
(*) Annual General Meeting of Shareholders. (1) Independent Director.

2007 FORM 20-F – THOMSON GROUP - 87

Back to contents

To the Company’s best knowledge, no member of the Board of Directors or the Executive Committee has been convicted for an offence described in Section 14.1 of the Regulation No.809/2004 of the European Commission of April 29, 2004, which would have disqualified him or her in the past five years from being a member of a management body or participating in the management of a Company.

Experience of the members of the Board of Directors in the Past Five Years

Frank E. Dangeard

Frank E. Dangeard was Chairman and Chief Executive Officer of Thomson since September 2004. On February 13, 2008, the Board of Directors decided to split the Chairman and Chief Executive Officer functions, effective on March 28, 2008, with the nomination of Mr. Julian Waldron as Chief Executive Officer. Mr. Dangeard was Thomson’s Chairman until April 9, 2008. From September 2002 to September 2004, he was Senior Executive Vice President of France Telecom, and non-executive Chairman of Thomson. Frank Dangeard joined Thomson in April 1997 as Senior Executive Vice President and was appointed Vice Chairman of the Board of Directors in July 2001. From September 1989 to April 1997, he was Managing Director of SBC Warburg, and from 1995, he was also Chairman of the Board of SBC Warburg (France). From September 1986 to June 1989, he was a lawyer at Sullivan & Cromwell in New York and London. He graduated from the École des Hautes Études Commerciales (HEC), the Paris Institut d’Études Politiques and from Harvard Law School. He is a member of the New York Bar.

Current Directorships:

In France:

Chairman and CEO of Thomson until March 28, 2008; and Chairman until April 9, 2008.

Board member of EDF and Calyon.

Outside of France:

Board member of Symantec Corporation.

Past Directorships held during the past five years:

Board member of Orange, Wanadoo, Equant (France Telecom Group) and Eutelsat Communications.

Éric Bourdais de Charbonnière

Éric Bourdais de Charbonnière is Chairman of the Supervisory Board of Michelin since September 2000. From 1990 to 1999, he was Chief Financial Officer of Michelin and was also from 1996 to 1999 member of the Executive Committee. From 1965 to 1990, he held various positions in JPMorgan in Paris and New York. Éric Bourdais de Charbonnière graduated from the École des Hautes Études Commerciales (HEC).

Current Directorships:

In France:

Chairman of the Supervisory Board of Michelin;

Member of the Supervisory Board of Oddo and Cie;

Board member of Associés en Finance.

2007 FORM 20-F – THOMSON GROUP - 88

Back to contents

Outside of France:

Member of the Supervisory Board of ING Group.

Past Directorships held during the past five years:

—

François de Carbonnel

François de Carbonnel was appointed Chairman of the Board of Directors on April 9, 2008. He is a consultant and Director. He was until the end of 2006 Senior Advisor of the Global Corporate and Investment Bank of Citigroup. From March 1999 to August 2004, he was Managing Director of the Global Corporate and Investment Bank of Citigroup. François de Carbonnel was also Chairman and Chief Executive Officer of Midial S.A., Chairman of General Electric Capital SNC and Vice President of GE Capital Inc. and of GE Capital Europe. From 1981 to 1990, he was President of SPA (Strategic Planning Associates). Previously, he was Vice President of the Boston Consulting Group. François de Carbonnel graduated from École Centrale Lyon, the University of Economic Sciences of Lyon and the Business School of Carnegie-Mellon University, Pittsburgh, USA.

Current Directorships:

In France:

Board member of Pages Jaunes, Cofipar S.A., société du Parc des Aulnais, Groupe Foncier d’Île-de-France (GFISA).

Outside of France:

Board member of F de C Services Ltd., Quilvest S.A., Ecofin Global Utilities Hedge Fund Ltd., Ecofin Special Situation Utilities Fund Ltd., Ecofin North America Utilities Hedge Fund Ltd. and Nixxis.

Past Directorships held during the past five years:

—

Loïc Desmouceaux

Loïc Desmouceaux is Vice President Market Business Intelligence of Thomson since November 2006. In the Group since 1988, he has held various positions in Marketing. In 2006, he was Prospective Marketing Manager and Strategic Development. From 2001 to 2005, he was Research and Innovation Marketing Manager. From 1996 to 2001, he served as Marketing, Interfaces Utilisateurs et Expérience Consommateur Manager. From 1993 to 1996 he was Product Manager Europe, Video Division. From 1988 to 1993, he held the position of Market Research Manager and of Product Manager in the Division Télévision Europe. Loïc Desmouceaux graduated from the Institut d’Études Politiques of Bordeaux and from the École Supérieure de Commerce et Administration des Entreprises of Bordeaux.

Current Directorships:

In France:

Permanent representative of Sovemarco Europe S.A.; Company Board member of Sellenium S.A., Permanent representative of Sellenium SA, Company member of the Supervisory Committee of YB Holding SAS, and of the Supervisory Board of Yvan Béal SAS;

Board member of Desamais Distribution S.A.

Past Directorships held during the past five years:

—

Eddy W. Hartenstein

Eddy W. Hartenstein is Chairman and Chief Executive Officer of HD Partners Acquisition Corporation. He was Vice Chaiman of the DIRECTV Group from December 2003 to January 2005. From 2001 to 2004, he was Chairman and Chief Executive Officer of DIRECTV, inc. and from 1990 to 2001 he was Chairman of DIRECTV, Inc. Before 1990, he held various positions at Hughes Communications, Inc., Equatorial Communications Services Company and Hughes Communications. Eddy W. Hartenstein received bachelor’s degrees in Aerospace Engineering and Mathematics from California State Polytechnic University, Pomona and received an M.S degree in Applied Mechanics from Cal Tech.

Current Directorships:

Outside of France:

Chairman and CEO of HD Partners Acquisition Corporation;

Board member of SanDisk Corporation, XM Satellite Radio and Consumer Electronics Association.

Past Directorships held during the past five years:

Vice Chairman and Board member of DIRECTV Group;

Board member and Chairman of DIRECTV Enterprises Inc., DIRECTV International, Inc.,

DIRECTV Merchandising, Inc., DIRECTV Operations, Inc.,

Board member of DIRECTV Latin America and PanAmSat.

Pierre Lescure

Pierre Lescure is a producer. From 1993 to 2002, he was Chairman and Chief Executive Officer of Canal + and from 2000 to 2002, he was also Co-Chief Executive Officer of Vivendi Universal, in charge of the cinema and television activities. Pierre Lescure graduated from Centre de Formation des Journalistes.

Current Directorships:

In France:

Chairman of the Supervisory Board of S.A. de la rue du Louvre;

Member of The Supervisory Board of Lagardère SCA, Le Monde and la Société Éditrice du Monde S.A.;

Board member of Havas, S.A. Chabalier & Associates Press Agency;

Chairman of SAS Le Monde Presse, SAS AnnaRose Productions, and SAS Lescure Farrugia associés.

Outside of France:

Board member of Kudelski.

Past Directorships held during the past five years:

Board member of Havas Advertising.

2007 FORM 20-F – THOMSON GROUP - 89

Back to contents

Didier Lombard

Didier Lombard is Chairman and Chief Executive Officer of France Telecom since 2005. From 2003 to 2005 he was senior executive Vice President of France Telecom in charge of the mission technologies, partnership and new services. From 1999 to the beginning of 2003, Didier Lombard served as Ambassador in charge of foreign investment and Chief Executive Officer of the French Agency for international investment. From 1991 to 1998, he was Chief Executive Officer of Industrial Strategies in the ministry of industry. From 1988 to 1990 he served as technical and scientific manager in the ministry of Research and Technologies. He graduated from École Polytechnique and École Nationale Supérieure des Télécommunications.

Current Directorships:

In France:

CEO of France Telecom;

Member of the Supervisory Board of Radiall;

Board member of Thalès.

Outside of France:

Member of the Supervisory board of STMicroelectronics.

Past Directorships held during the past five years:

Chairman of the Board of Directors of Orange;

Board member of Wanadoo.

Gérard Meymarian

Gérard Meymarian is Vice President, Business Operations, PTI Sales Process Asia-Strategic projects of Thomson. In 2006, he was Vice President Audio, Video and Accessories Europe Organisation. From 2004 to January 2006, he was Vice President Business Development of the Connectivity Business Unit. From 2002 to 2004, he was Vice President of the Asia Profit Center based in Hong Kong for the search of a TV Partner. From 2001 to 2002, he served as Vice President worldwide TV High End. From 1999 to 2001 he was Vice President TV Europe. Gérard Meymarian graduated from École Supérieure d’Électricité.

Current Directorships:

Outside of France:

Board member of Compagnie Tunisienne Électronique.

Past Directorships held during the past five years:

Board member of Thomson Zhaowei Multimedia Co Ltd.; Thomson Manufacturing Operations Co Ltd., European Thai Electronics Co Ltd., Thomson India Private Ltd., and Thomson Multimedia Marketing Co Ltd.

Paul Murray

Paul Murray is a consultant. He was a partner of Tangent LLP from February 2004 to November 2006. From 2001 to 2004, he was Chief Financial Officer of the Group Carlton Communications Plc. From 1998 to 2001, he was Chief Financial Officer of Lasmo Plc. Paul Murray graduated with a BSc in Engineering Science from Durham University.

Current Directorships:

Outside of France:

Non executive Board member of Tangent Communications Plc;

Board member of Taylor Nelson Sofres Plc.

Past Directorships held during the past five years:

Board member of Tangent LLP

Marcel Roulet

Marcel Roulet is a consultant. He was Chairman and Chief Executive Officer of Thalès (ex- Thomson CSF) from February 1996 to January 1998 and of TSA (company owned by the French State for 10% of its share capital) from February 1996 to March 1997. He was Chairman of France Telecom from 1991 to 1995. Marcel Roulet graduated from École Polytechnique and École Nationale Supérieure des Télécommunications.

Current Directorships:

In France:

Board member of France Télécom and HSBC France;

Member of the Supervisory Board of Eurazeo;

Chairman of the Supervisory Board of Gimar Finance SCA;

Permanent representative of TSA to the Board of Directors of Thalès.

Past Directorships held during the past five years:

—

David Roux

David Roux is Co-Chief Executive of Silver Lake. From February 1998 to November 1998, he was Chief Executive Officer of Liberate Technologies. From September 1994 to December 1998, he held various management positions at Oracle Corporation. David Roux holds an MBA from Harvard Business School and an M. Phil. in Economics from King’s College, Cambridge University.

2007 FORM 20-F – THOMSON GROUP - 90

Back to contents

Current Directorships:

Outside of France:

Co-Chief Executive of Silver Lake;

Managing Director of Silver Lake Management Company, LLC, Silver Lake Partners Management Company, LLC, Silver Lake Management Company III, LLC, Silver Lake Technology Associates, LLC, Silver Lake Technology Associates II, LLC, and Silver Lake Technology Associates III LP;

Managing member of Silver Lake Group, LLC and Silver Lake Technology Management LLC;

Board member of Silver Lake Asia Limited, Silver Lake Europe Holdings Limited, Silver Lake Partners Limited, Silver Lake (Offshore) AIV GP Ltd., Silver Lake (Offshore) AIV GP II Ltd., Silver Lake (Offshore) AIV GP III Ltd. SLP Group GP, Ltd., Silver Lake New York Inc., Avaya Inc. and of Serena Software, Inc.

Past Directorships held during the past five years:

Board member of Symantec Corporation, Business Objects, eConnections, Inc, SubmitOrder, Inc., CB Cayman, Gartner, Inc., Network General Corporation, Network General Central Corporation, Network General Holdings Corporation, Seagate Technology, Crystal Decisions, Inc., UGS Capital Corporation, UGS Capital Corporation II, UGS Holdings, Inc., UGS Corp. and VERITAS Software.

Chairman of New SAC, Seagate Software Cayman Holdings, and Certance.

Rémy Sautter

Rémy Sautter is Chairman of the Supervisory Board of Ediradio/ RTL since 2000. From 1996 to 2000, he was Chairman and Chief Executive Officer of CLT Multi Média and then of CLT-UFA Group (Luxembourg). From 1985 to 1996, he served as Vice Chairman and Chief Executive Officer of Ediradio/ RTL. From 1983 to 1985, he was Chief Financial Officer of Havas. Rémy Sautter is graduated from the Institut d’Études Politique of Paris and the École Nationale d’Administration (ENA).

Current Directorships:

In France:

Chairman of the Supervisory board of Ediradio/RTL;

Chairman and CEO of Société Immobilière Bayard d’Antin;

Member of the Supervisory board of M6 and Navimo;

Board member of Pages Jaunes, SERC/FUN Radio, SODERA/RTL2, d’IP and IP Régions.

Outside of France:

Chairman of the Board of FIVE;

Board member of Taylor Nelson Sofres Ltd. PARTNER Reinsurance Ltd. and TVI S.A. Belgique.

Past Directorships held during the past five years:

Board member of Wanadoo and M6 Publicité.

Chairman of the Board of Directors of SICAV Multimédia & Technologies.

Henry P. Vigil

Henry P. Vigil is Vice Chairman, Strategy and Partnership at Microsoft Corporation since January 1999. From January 1997 to January 1999, he was responsible for the development of Microsoft’s digital TV strategy. From 1995 to 1997, he was General Manager of the Internet Commerce and Interactive Television Business Units. From 1990 to 1995, he served as Director of marketing for Desktop Applications of Microsoft Corporation. Henry P. Vigil earned an MBA from Stanford Graduate School of Business and a Bachelor of Arts degree in Philosophy from Stanford University.

Current Directorships:

Outside of France:

Senior Vice Président Strategy and Partnerships of Microsoft Corporation.

Past Directorships held during the past five years:

—

Preparation and Organization of the Board of Directors’ work

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

2007 FORM 20-F – THOMSON GROUP - 91

Back to contents

Structure of the Board of Directors’ Work

The preparation and organization of the Board of Directors’ work is detailed in the Internal Board Regulations, which were updated on December 14, 2007. The Internal Board Regulations describe in particular the conditions by which the Board of Directors defines the Group’s strategic objectives and its powers of oversight and verification.

In 2007, the Board of Directors was supported by three committees: the Audit Committee, the Strategy Committee, and the Nomination, Remuneration and Governance Committee. Each Committee develops proposals, recommendations and opinions, as the case may be, within its respective field of competence. Each committee may accordingly initiate any study which may assist the Board’s deliberations. The Chairman of each committee sets the agenda of the Meetings and communicates this agenda to the Chairman and Chief Executive Officer. Proposals, recommendations and opinions are presented to the Board following each Committee meeting.

Work of the Board of Directors in 2007

Each year, the Board of Directors fixes a calendar of its Meetings, as proposed by its Chairman, for the coming year.

This calendar sets the dates of the regular Board Meetings (e.g., for the revenue results of the first and third quarters, full year and six month financial statements and the Meeting prior to the Annual General Shareholders’ Meeting) and, on a tentative basis, the dates which Directors should reserve for additional Board Meetings.

In 2007, the Board of Directors met ten times with a member participation rate of 88%. The table below shows the participation rate of each Director.

Director	Participation Rate
F.E. Dangeard	100%
E. Bourdais de Charbonnière	80%
F. de Carbonnel (1)	100%
C. Cavallari (2)	75%
L. Desmouceaux	100%
E. Hartenstein	70%
P. Lescure	40%
D. Lombard	100%
G. Meymarian	90%
P. Murray	100%
J. de Rotalier (2)	100%
M. Roulet	100%
D. Roux	90%
R. Sautter	90%
H. Vigil	90%

(1)

The participation rate is shown on a pro rata basis from the members’ date of appointment on the Board, i.e. April 24, 2007.

(2)

The participation rate is shown on a pro rata basis from the members’ date of appointment on the Board, i.e. June 13, 2007.

2007 FORM 20-F – THOMSON GROUP - 92

Back to contents

During these Meetings, the Board reviewed the major financial and strategy matters.

With respect to financial matters, the Board of Directors reviewed the 2007 annual budget, the Group’s statutory and consolidated financial accounts for fiscal year 2006 and the first half of 2007, quarterly revenue figures of the first and third quarters 2007, changes in the Group’s debt profile, and the growth and financing opportunities for the Group. It also delegated to the Chairman and Chief Executive Officer on October 17, 2007 powers to issue guarantees. In December 2007, the Board reviewed and approved the 2008 annual budget. Finally, the Board receives regularly a document describing the general status of the Company’s business and is updated on the shareholding structure of the Group.

With respect to Company strategy, in 2007, the Board of Directors reviewed the evolution of the Group’s perimeter of businesses. In particular, the Board analyzed different acquisition and partnership proposals and authorized the disposal of the Audio/Video activities in the United States and the AVA activities in Europe.

Pursuant to shareholders’ authorizations granted to it, the Board implemented in 2007 a free share plan for the benefit of qualifying Thomson employees, a Long-Term Incentive Plan for the benefit of key managers and high potentials and a Company wide stock option program.

Over the course of 2007, the Board of Directors also reallocated and cancelled treasury shares.

Additionally, the Board has decided to modify how its committees function. Directors met two times in 2007 for working sessions of one day and a half during which they particularly focused on strategy and operational performances of the Divisions. As a consequence of the working sessions, the Board decided not to convene Strategy Committee meetings, discussions about strategic orientations and follow-up of significant operations having taken place either during the Board or these working sessions.

In line with best governance practices, the Board also decided to split the Nomination, Remuneration and Governance Committee into two Committees.

Work of the Board Committees in 2007

Audit Committee

The Audit Committee, which is comprised of François de Carbonnel (Chairman), Éric Bourdais de Charbonnière, Paul Murray and Marcel Roulet, met seven times in 2007, with a member participation rate of 92%.

Mr. de Carbonnel was appointed as Chairman of the Audit Committee by the Board of Directors on April 24, 2007 to replace Éric Bourdais de Charbonnière who had chaired the Audit Committee for more than three years. Mr. Bourdais de Charbonnière remains a member of the Audit Committee.

Our Board of Directors has determined that three members of our Audit Committee Éric Bourdais de Charbonnière, Paul Murray and François de Carbonnel, are audit committee financial experts as defined in Item 16A of Form 20-F. Mr. Bourdais de Charbonnière, Mr. Murray and Mr. de Carbonnel are “independent” members of the Board of Directors in accordance with the NYSE listing standards applicable to Thomson.

The role of the Audit Committee is described in its charter, which was established when the Audit Committee was first created and was amended in 2003 and 2005 to take into account legislative and regulatory changes in France and the United States.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control, the audit process, and the Company’s process for monitoring compliance with laws and regulations and the code of conduct. For this purpose, it makes proposals, recommendations and provides opinions to the Board of Directors in the areas of its competence. The Audit Committee reviews the Group’s annual and interim consolidated financial statements, the sale figures of the first and third quarters and certain other financial information provided to shareholders or the public, and reports to the Board any comments it deems appropriate relating thereto. Since early 2007, the Audit Committee has included an update on the Group’s liquidity position on the agenda of each meeting. The Audit Committee discusses these matters with management and the statutory auditors.

The Audit Committee also reviews the organization supporting the preparation of the financial statements as well as related internal controls and the internal audit department. The Audit Committee gives its opinion and makes proposals to the Board on the appointment, compensation, termination and scope and quality of the work of the Group’s statutory auditors (including the resolution of any disagreements between management and any such auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2007 FORM 20-F – THOMSON GROUP - 93

Back to contents

To the fullest extent permitted by mandatory provisions of French law, the Audit Committee pre-approves, or adopts procedures to pre-approve, all audit and non-audit services to be provided by the statutory auditors within the meaning of and in accordance with the US Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. On April 19, 2005, the Committee adopted pre-approval procedures, which may be subsequently amended from time to time by the Audit Committee. For a description of the Audit Committee’s current pre-approval policies, see Chapter 8: “Internal and External Controls and Procedures”, section 8.6: “Audit Committee Pre-Approval Policies”.

In 2007, the Committee examined the 2006 financial statements, the revenue results of the first quarter 2007, the results of the first half of the year 2007 and the revenue results of the third quarter 2007, respectively, during its February 2007, April 2007, July 2007 and October 2007 sessions. During these Meetings, the financial statements and notes to the financial statements for each six-month period, including critical accounting policies, were presented to and commented on by the Group’s financial management. Thomson’s External Auditors attended these sessions and made their comments.

The Committee also examined the Group’s debt, the expected development of its debt, main liquidity indicators, available financings and related covenants.

Furthermore, the Committee examined the Group’s financial documentation, a risk report prepared by the internal audit department, the approval of audit and non-audit assignments to be conducted by External Auditors and the “whistleblowing” procedure record.

Lastly, the Committee examined the conclusions of the detailed evaluation of the internal control procedures relating to the preparation and treatment of accounting and financial information within the Group in connection with Section 404 of the US Sarbanes-Oxley Act of 2002.

Strategy Committee

In 2007, the Strategy Committee consisted of Frank E. Dangeard (Chairman), Eddy Hartenstein, Pierre Lescure, Didier Lombard, David Roux, Rémy Sautter and Henry Vigil.

The Strategy Committee met two times during 2007, with a member participation rate of 64%, and its deliberations focused particularly on the opportunity and the feasibility of different financial and strategic operations for the Group.

In addition, in 2007 a group of three directors was asked by the Board to undertake a review of the portfolio of activities of the Group. These discussions were reported to the Board which subsequently confirmed the strategy of the Group.

Nomination, Remuneration and Governance Committee

The Nomination, Remuneration and Governance Committee consisted of Marcel Roulet (Chairman) and Eddy Hartenstein in 2007.

The Committee met five times in 2007, with a participation rate of 100%. In particular, the Committee reviewed the compensation policy for the Group’s principal managers and the criteria used to determine the variable portion of this compensation and recommended the implementation of a worldwide free share plan for qualifying Thomson employees, a Long-Term Incentive Plan for keys managers and high potentials of the Group on June 21, 2007 and October 17, 2007, respectively, as well as a new stock option plan which was approved by the Board of Directors on December 14, 2007. The Committee also reviewed the compensation of the former Chairman and Chief Executive Officer and the amount of shares held by the CEO to be subject to transfer restrictions in accordance with applicable French law. Moreover, it discussed updating the Internal Board Regulations, in particular the modification of the Directors’ fee arrangements and the reorganization of the Committees.

The Committee also recommended the “co-option” by the Board of Directors of François de Carbonnel as Director in order to replace Christian Blanc, who resigned at the end of 2006, and the appointment of Mr. de Carbonnel as Chairman of the Audit Committee.

On December 14, 2007, the Board of Directors decided to split the Nomination, Remuneration and Governance Committee into two Committees: the Remuneration Committee and the Governance and Nomination Committee. As of December 14, 2007, the Remuneration Committee consists of Rémy Sautter (Chairman), Pierre Lescure, David Roux and Henry P. Vigil, and the Governance and Nomination Committee consists of Marcel Roulet (Chairman), Eddy Hartenstein and Didier Lombard.

2007 FORM 20-F – THOMSON GROUP - 94

Back to contents

Powers of the Chairman and Chief Executive Officer

Frank E. Dangeard was Chairman and Chief Executive Officer from September 15, 2004 to March 28, 2008. The Board of Directors decided to split the Chairman and Chief Executive Officer functions, Mr. Julian Waldron was appointed Chief Executive Officer as of March 28, 2008 and Mr. Dangeard will continue as Chairman of Thomson until April 9, 2008. Mr. de Carbonnel was appointed as Chairman of the Board of Directors on April 9, 2008. Upon the separation of these functions, the management of the Company become the responsability of the Chief Executive Officer.

The Internal Board Regulations provide certain limitations on the powers of the Chief Executive Officer, who must obtain the approval of the Board of Directors prior to committing the Company to acquisitions and guarantees exceeding specified amounts. These limitations on the powers of the Chief Executive Officer are established internally and, if not complied with, would not affect the rights of third parties in accordance with Article L. 225-56-I paragraph 3 of the French Commercial Code.

Principles and Rules adopted by the Board of Directors on the Compensation and Benefits of Directors under Article L.225-37 of the French Commercial Code

This section below discusses the principles and rules adopted by the Board of Directors on the compensation and benefits of Directors, including Directors’ fees and the compensation of the Chief Executive Officer.

The Remuneration Committee recommends to the Board of Directors the amount of Directors’ fees to be submitted for shareholders approval at the Annual General Shareholders’ Meeting and the allocation of compensation between the individual Directors of Directors’ fees. The Annual General Shareholders’ Meeting of Thomson held on May 7, 2004 set the annual amount of total Director’s fees at €450,000.

The annual allocation of Directors’ fees is calculated based on the number of Meetings which individual Directors attended. The allocation of fees was modified by the Board of Directors on July 25, 2007.

The Directors’ fees are allocated on the following basis:

•

€4,000 per Director per meeting of the Board of Directors;

•

Chairman of Committee: €3,000 per Chairman per committee meeting;

•

Committee member: €1,500 per Committee Meeting.

In 2007, the total amount of fees allocated to each Director cannot exceed €40,000 per year for members of the Audit Committee and €35,000 for other Directors. The Board of Directors may decide to allocate the non-distributed part of the annual amount, if any, to Directors’ fees, especially in the case of Directors’ specific assignments. In 2007, thirteen Directors reached the applicable compensation threshold for their work.

The compensation of the Chief Executive Officer was composed of a fixed compensation component and a variable compensation component, the terms of which were modified by the Board of Directors at the Meeting held on May 15, 2007. The fixed compensation is €900,000 and the target-linked variable compensation is equal to 100% of his fixed remuneration based on an expected level of performance, with a ceiling of 120% of his fixed remuneration for outperforming the applicable targets. Such remuneration is composed of a bi-annual bonus calculated based on the Group results in accordance with rules and financial indicators set at the beginning of each half-year period by the Remuneration Committee, subject to the approval of the Board of Directors. In 2007, the financial indicators were based on sales, earnings before interest and taxation excluding restructuring charges and free cash flow generated during the relevant six-month and full year periods.

The Board of Directors, in its Meeting of January 13, 2005, provided that Frank E. Dangeard, in his capacity as Chairman and Chief Executive Officer, can receive a sum based on six months notice period in addition to an indemnity equivalent to fifteen months of remuneration, in case of an involuntary termination and in absence of fault. In accordance with Article L.225-40 of the French Commercial Code that decision was approved by the Shareholders’ Meeting held on May 10, 2005. Following the decision of the Board of Directors dated February 13, 2008 to dissociate the function of Chairman and Chief Executive Officer, and March 28, 2008, to appoint Mr. Julian Waldron as Chief Executive Officer, the Board of Directors granted to Mr. Dangeard six months’notice period and a severance payment which upon Mr. Dangeard ‘s request was reduced from 15 to 12 months. Total payment amounts to €2,286,332.

Mr. Frank E. Dangeard was not the beneficiary of a special retirement plan.

2007 FORM 20-F – THOMSON GROUP - 95

Back to contents

4.1.2 Summary of Significant Differences Between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of significant difference between the corporate governance standards followed by Thomson under French law and guidelines and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of US companies that have common stock listed on the NYSE.

The principal sources of corporate governance standards in France are the French Commercial Code and the French Monetary and Financial Code (Code monétaire et financier), as well as a number of general recommendations and guidelines on corporate governance, most notably the Bouton Report of September 2002. The Bouton Report includes, among others, recommendations relating to the role and operation of the Board of Directors (creation, composition and evaluation of the Board of Directors and the Audit, Compensation and Nominating Committees) and the independence criteria for Board members and statutory auditors.

The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence

The NYSE listing standards provide that the Board of Directors of a US listed company must consist of a majority of independent Directors and that certain committees must consist solely of independent Directors. A Director qualifies as independent only if the board affirmatively determines that the Director has no material relationship with the Company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence.

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

Based on the Bouton Report’s independence criteria, the Company considers that ten of its thirteen Directors are independent.

Board Committees

Overview. The NYSE listing standards require that a US listed company must have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent Directors and must have a written charter that addresses certain matters specified in the listing standards.

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

Thomson has established an Audit Committee a Governance and Nomination Committee and a Remuneration Committee and considers that all of the members of these committees at the end of 2007 are independent. For the membership of each committee, see “—Composition of the Board of Directors and its Committees” above. Moreover, Thomson has adopted Internal Board Regulations, which define the responsibilities and operation of the three committees.

Audit Committee. The NYSE listing standards contain detailed requirements for the audit committees of US listed companies. Some, but not all, of these requirements also apply to non-US listed companies, such as Thomson.

2007 FORM 20-F – THOMSON GROUP - 96

Back to contents

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

For the activities performed by the Audit Committee of Thomson in 2007, see section 4.1.1: “Directors—Work of the Board Committees in 2007—Audit Committee.”

One structural difference between the legal status of the audit committee of a US company and that of a French company listed on the NYSE concerns the degree of the committee’s involvement in managing the relationship between the Company and its auditors. French law requires French public companies that publish consolidated financial statements, such as Thomson, to have two co-auditors. While the NYSE listing standards require the audit committee of a US listed company to have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, French law provides that the election and dismissal of the co-auditors is the sole responsibility of the Shareholders’ Meeting. In making its decision, the Shareholders’ Meeting may rely on proposals submitted to it by the Board of Directors. The Shareholders’ Meeting elects the auditors for an audit period of six fiscal years. The auditors may only be dismissed by a court and only on grounds of professional negligence or the incapacity to perform their mission.

Disclosure

The NYSE listing standards require US listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: Director qualification standards, Director responsibilities, Director access to management and independent advisers, Director compensation, Director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the Chief Executive Officer of a US listed company must certify to the NYSE annually that he or she is not aware of any violations by the Company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the Company’s Annual Report to shareholders.

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

Code of Business Conduct and Ethics

The NYSE listing standards require each US listed company to adopt, and post on its website, a code of business conduct and ethics for its Directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Thomson, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. In December 2005, the Group adopted such a code of ethics for senior financial officers and posted the text of this code on its website. See section 8.1.2 “General control environment” in Chapter 8 “Internal and External Controls and Procedures”.

2007 FORM 20-F – THOMSON GROUP - 97

Back to contents

4.1.3 Executive Committee

Members of the Executive Committee

As of April 21, 2008, the Executive Committee comprises the following individuals:

Name of Executive Committee Member	Responsibility	Appointed
Julian Waldron	Chief Executive Officer and Senior Executive Vice President, Chief Financial Officer	2001
Marie-Ange Debon	Senior Executive Vice President, General Secretary	2003
Jacques Dunogué	Senior Executive Vice President, Systems division	2006
Jean-Charles Hourcade	Senior Executive Vice President, Chief Technology Officer, Technology division	2000
Lanny Raimondo	Senior Executive Vice President, Services division	2001
Didier Trutt	Senior Executive Vice President, Chief Operating Officer	2003
Éric Bachellereau	Executive Vice President, Human Resources, Diversity and Internal Communications	2005
Bruno Fabre	Executive Vice President, Sales & Marketing, Systems division	2008
Quentin Lilly	Executive Vice President, Home Entertainment Services, Services division	2004
Béatrix de Russé	Executive Vice President, Intellectual Property and Licensing, Technology division	2004

For functioning of the Executive Committee see Chapter 8: “Internal Control Procedures Implemented by the Company”, section 8.1.2: “General control environment Group management and decision marketing Processes”.

Biographies of Executive Committee members

JULIAN WALDRON was appointed Chief Executive Officer as of March 28, 2008 and Senior Executive Vice President in October 2002. He joined Thomson in June 2001 as Senior Vice President, Chief Financial Officer. Prior to joining Thomson at his current position, he was Managing Director of UBS Warburg in London where he was co-Head of the European Equity Capital Markets Group, coordinating this business for all Europe. Mr. Waldron has spent over fourteen years with UBS Warburg where he occupied several positions of increasing responsibility. He is a graduate of Cambridge University.

MARIE-ANGE DEBON was appointed Senior Executive Vice President, General Secretary Legal, Insurance and Real Estate in October 2007 and also in charge of External Communications for the Group and of matters regarding employee and individual shareholders since July 2006. She was previously Executive Vice President, General Secretary Legal, Insurance and Real Estate since July 2003. Prior to this, she was Thomson’s Deputy Chief Financial Officer. From 1994 to 1998, she held the positions of Financial Director and then Senior Executive Vice President in charge of Resources (Finance, Legal, IT, Production, Equipment) at France 3 (French Television Broadcaster). From 1990 to 1994, she was Magistrate at the Cour des Comptes. Mrs. Debon is a graduate of the École des Hautes Études Commerciales (HEC), the École Nationale d’Administration and has a Masters Degree in Law. She is member of the Autorité des marchés financiers Board.

JACQUES DUNOGUE was appointed Senior Executive Vice President and head of the Systems division in May 2006. Before joining Thomson, Mr. Dunogué was Executive Vice President of Alcatel, in charge of sales and local operations in Europe, the Middle East, Africa, India and Latin America. Within Alcatel since 1987, Jacques Dunogué held a number of management positions, including marketing of Network solutions, CEO of Alcatel Data Networks, President of the Business Systems Division, in charge of enterprise and consumer portfolios. In 1999, he joined Alcatel’s headquarters and, as “Secretary General,” was involved in a number of corporate strategic projects and international negotiations, including the formation of Alcatel Shanghai Bell joint venture in China. During this time, he contributed to the founding of the EICTA, the European Information and Communications Technology Industry Association, for which he served as President for two years running. Prior to joining Alcatel, Jacques Dunogué had 13 years of experience in various positions within the telecom industry, including R&D at the CNET, France Telecom’s research center, as well as international experience in Latin America and the United States for a start-up operator (Argo). Mr. Dunogué is a graduate of École Polytechnique and Sup’Telecom, both in Paris.

2007 FORM 20-F – THOMSON GROUP - 98

Back to contents

JEAN-CHARLES HOURCADE is Senior Executive Vice President of the Technology division and has been Chief Technology Officer since 2001. In 2000, Mr. Hourcade was appointed Senior Vice President, Research and Innovation. Mr. Hourcade served from 1995 to 1999 as Vice President Strategic Planning, Thomson-CSF, where he was in charge of Corporate Strategy, Strategic Alliances and Merger and acquisitions activities. He joined the Thomson CSF Group in February 1986, coming from the National Institute for Audiovisual where he worked as R&D engineer in computer graphics and special effects. During the following years, he served as Chairman and CEO of Thomson Digital Image (TDI), a company specialized in 3D Computer Graphics software and systems. Mr. Hourcade is a graduate of the École Polytechnique and École Nationale Supérieure des Télécommunications in Paris. Mr. Hourcade was appointed Chairman of the steering board of the NEM (Networked & Electronic Media) European Technology Platform in 2005.

LANNY RAIMONDO is Senior Executive Vice President, in charge of the Services division. From March to September 2001, he was Executive Vice President for Technicolor and has been responsible for our Technicolor business since then as Senior Executive Vice President. He is also responsible for overseeing Thomson’s growth initiatives in digital imaging, screen advertising and digital cinema. Mr. Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of Technicolor Group in 1998, after having served as President of the Company’s Home Entertainment business. Prior to that, Mr. Raimondo spent 16 years with Pirelli Cable Corporation where he managed large subsidiary companies in Great Britain, Canada and the US, holding the position of President and Chief Executive Officer of the North American Group from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

DIDIER TRUTT was appointed Chief Operating Officer of Thomson in 2005 and is also Senior Executive Vice President of Thomson since 2004. From 1999 to 2005, he held General Management positions in the Displays & Components business division; firstly in charge of the Tubes operations for Europe and Asia; he was then in charge of the Tubes worldwide operations and at the head of the Display & Components division. From 1996 to 1999, as Vice President of Manufacturing Operations in Europe, Didier Trutt was responsible for all Manufacturing and Supply Chain activities for the European Television and Video branch of Thomson. In 1994, as General Manager, he launched the Digital Operations business in Europe for broadband access products. From 1987 to 1994, based in Asia, he was at first responsible for the Devices Division, then Managing Director of Thomson Television Thailand and subsequently became General Manager of Television and Video activities for all industrial sites in South-East Asia. From 1984 to 1987, he was in charge of implementing Production Processes and Equipments in Thomson Television Components France. Since 1992, Mr. Trutt has been Foreign Trade Adviser of France. He is also a board member of Videocon Industries listed in Mumbai. Mr. Trutt is a graduate of the École Nationale d’Ingénieurs de Saint-Étienne (E.N.I.S.E).

ÉRIC BACHELLEREAU was appointed Executive Vice President, in charge of Human Resources, Diversity & Internal Communications, in January 2008 and was, since September 2005, Executive Vice President, in charge of Human Resources. Prior to joining Thomson, he was at Arcelor as Senior Vice President, Management Development, and HR Director, Stainless Steel Sector, Paris and Luxembourg from 2004. From 1999 to 2004, Mr. Bachellereau was Vice President for Thomson’s Human Resources, in charge of Thomson TVAA and corporate functions worldwide. Prior to that, Mr. Bachellereau was Vice President, Human Resources with Alstom: from 1995 to 1999, he was in charge of Human Resources for GEC-Alstom Heavy-Duty Gas Turbines and Steam Turbines activities. From 1983 to 1995, Mr. Bachellereau was successively HR Manager for FNAC Paris (1983-1988) and for Alcatel Business Systems in Illkirch-Graffenstaden (1988-1995). Mr. Bachellereau graduated from the University F. Rabelais (Tours, France), he prepared a DESS from the University of Paris-V (1983) and participated to the INSEAD Executive Advanced Management program in 1997.

BRUNO FABRE was appointed to the Executive Committee in January 2008 as Executive Vice President, Sales & Marketing, Systems division. Prior to this, he was Vice President of Thomson Premises Systems within the Systems division since July 2006. Before joining Thomson, he was Vice President Sales and Marketing of the GSM terminal business unit of Alcatel from 1993 to 1999, after having served from 1988 as VP Sales of the GSM/PMR infrastructure division for Europe and South America. From 1985 to 1988, he was manager of the African subsidiaries of Swiss company Sumap. He began his career in 1979 as Sales Manager for Latin America with high-technology group Sagem. Mr. Bruno Fabre holds degrees from French business school IDRAC, from the Conservatoire National des Arts et Métiers (CNAM) in Paris, and the Stanford University Executive Program in the United States.

2007 FORM 20-F – THOMSON GROUP - 99

Back to contents

QUENTIN LILLY was appointed to the Executive Committee in February 2004 as Executive Vice President, Home Entertainment Services (DVD), a part of the Services division. He joined Thomson in March 2001 when Thomson acquired Technicolor. Mr. Lilly joined Technicolor in 1994 serving in his present capacity since 1999, and has held a number of positions including serving as Vice President and then Senior Vice President of Corporate Development from 1994 to 1997, and Chief Operating Officer from 1997 to 1999. Prior to joining Technicolor, Mr. Lilly spent approximately 10 years, respectively as a member for 7 years of the Investment Banking Group at Smith Barney then for 3 years at Crowell, Weedon & Co. Mr. Lilly holds a Bachelor of Science from California Polytechnic University.

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

4.2 Compensation of Directors and Executive Committee

4.2.1 Directors’ Compensation

Directors’ Fees

With respect to Directors’ fees, the Remuneration Committee recommends to the Board of Directors the amount to be submitted for approval to the Shareholders’ Meeting and the allocation between the Directors. For more information, see section 4.1.1: “Principles and rules adopted by the Board of Directors to determine compensations and benefits of Directors according to Article L.225-37 of the French Commercial Code” above.

The following table sets forth the compensation and benefits-in-kind paid in 2007 to the former Chairman and CEO (excluding stock options detailed section 4.3.4: “Stock Option Plans & Free Share Plans”) and, with respect to Directors fees, paid in 2007 in connection with the year 2006 by Thomson to its Directors, as well as the Director fees paid to such individuals in 2006 in connection with the year 2005 and in 2005 in connection with the year 2004. The table also indicates the number of Thomson shares held directly or through Thomson’s savings plan (Fonds Commun de Placement en Entreprise, or “FCPE”) by such individuals as of February 29, 2008.

2007 FORM 20-F – THOMSON GROUP - 100

Back to contents

	Position	Total gross compensation (2007)	Fixed	Variable	Non-recurring	Director fees (2005) (4)	Director fees (2006) (5)	Director fees (2007) (6)	Other benefits in kind	Shares held directly and through the FCPE
		(€)	(€)	(€)	(€)	(€)	(€)	(€)	(€)
Frank E. Dangeard	Former Chairman and CEO	1,479,678	900,000	492,178	87,500	30,000	30,000	30,000	-	196,168
Éric Bourdais de Charbonnière	Director					38,250	35,000	35,000	-	2,000
Loïc Desmouceaux (1) (7)	Director, Employee Shareholder Representative					27,500	21,500	30,000	-	13,684
Eddy W. Hartenstein	Director					30,000	25,000	32,000 (8)	-	2,000
Pierre Lescure	Director					30,000	24,000	30,000	-	2,000
Didier Lombard	Director					29,250	30,000	30,000	-	2,416
Gérard Meymarian (1) (7)	Director, Employee Shareholder Representative					27,500	21,500	30,000	-	14,439
Paul Murray	Director					35,000	27,000	45,000 (8)	-	2,000
Marcel Roulet	Director					35,000	35,000	35,000	-	2,004
David Roux (2)	Director					15,000	26,000	30,000	-	2,000
Rémy Sautter	Director					-	-	34,000 (8)	-	2,000
Henry P. Vigil (3)	Director					-	-	-	-	2,000

(1)

€2,500 was paid directly to the Thomson Employee Shareholders’ Association, on behalf of each Director representing employee shareholders.

(2)

The Director fees due to David Roux were paid directly to Silver Lake Partners.

(3)

Henry P. Vigil renounced the payment of his Director fees.

(4)

Paid in 2005 for the 2004 fiscal year; some of those amounts may have been subject to withholding tax.

(5)

Paid in 2006 for the 2005 fiscal year; some of those amounts may have been subject to withholding tax.

(6)

Paid in 2007 for the 2006 fiscal year; some of those amounts may have been subject to withholding tax.

(7)

According to the “Guide d’élaboration des documents de référence” of the AMF dated January 27, 2006, the employment-related compensation of the Directors representing employees and employees shareholders is not specified above.

(8)

The amount includes compensation paid for their participation in a Special Committee held in 2006.

Christian Blanc resigned from the Board of Directors on December 14, 2006. He received Directors’s fees of €32,500, €18,000 and €29,000 for the years 2004, 2005 and 2006, respectively.

The mandates of the Directors representing employees expired on June 13, 2007. The Directors’ fees received for the years 2004, 2005 and 2006 in the amount of €30,000, €18,000 and €30,000 for Catherine Cavallari and €30,000, €21,000 and €30,000 for Jean de Rotalier were received directly by their labor organization.

For the year 2006, the Board members of the Company received a total of €450 000 in Directors’ fees.

Compensation of the former Chairman and Chief Executive Officer

Frank E. Dangeard’s remuneration was revised by the Board of Directors Meeting held on May 15, 2007, in respect of 2007. Mr. Dangeard’s remuneration was target-linked tying variable compensation equal to 100% of his fixed remuneration of €900,000 to an expected level of performance with a ceiling of 120% of his fixed remuneration for out-performance of the targets set. Such remuneration was composed of a bi-annual bonus (40% of the annual target for the first half-year period, 60% of the annual target for the second half-year period) calculated based on the Group’s results in accordance with rules and financial indicators set at the beginning of each half-year period by the Remuneration Committee and subject to the approval of the Board of Directors. With respect to variable compensation for the second half-year period, 35% was calculated according to half-year performance, and 25% was calculated according to annual performance. In 2007, the financial indicators were based on sales, earnings before interest and taxation excluding restructuring charges and free cash flow generated during the relevant six-month and full year periods. The weight of these indicators were 35%-35%-30% respectively.

2007 FORM 20-F – THOMSON GROUP - 101

Back to contents

In 2007, Frank E. Dangeard received total gross compensation of €1,479,678 comprising (€900,000 of base salary, €492,178 of variable compensation and €87,500 of mobility allowance prorated from January 1, 2007 through July 31, 2007).

In 2007, Mr. Dangeard’s variable compensation comprised €166,699 paid in March 2007 for the second half of 2006, representing 78.5% of his half-year variable compensation target, and €325,479 paid in August 2007 for the first half of 2007, representing 90.4% of his half-year variable compensation target. In addition, in 2008, Frank E. Dangeard received variable remuneration of €298,742 for the second half of 2007, representing 55% of his half-year variable compensation target.

In 2007, Frank E. Dangeard was also paid Director fees of €30,000 for fiscal year 2006.

Thomson paid related employer charges amounting to €450,044 for the year 2007.

In 2006, Mr. Dangeard received total gross compensation of €987,232 comprising €850,000 of base salary, €74,732 of variable compensation and €62,500 of mobility allowance prorated from August 1, 2006 through December 31, 2006.

The mobility allowance mentioned above was voted by the Board of Directors on December 14, 2006 for a period of one year from August 1, 2006 to July 31, 2007 for an amount of €150,000. This allowance covered expenses incurred by Frank E. Dangeard due to his presence every week on a different site of the Group, thus increasing his time spent in the United States, and to his frequent visits and follow-up with Thomson’s main customers, including those based in the United States.

In 2007, as part of the stock subscription option plan approved by the Board of Directors on December 14, 2007 (please refer to Section 4.3.4 “Stock Option Plans and Free Share Plans”), Frank E. Dangeard received 105,000 subscription options, which represents, according to IFRS standards, a total fair value of €218,400 at the grant date. In accordance with Article L.225-185 paragraph 4 of the French Commercial Code, the Board of Directors held on December 14, 2007 had decided that a number of shares issued from exercised stock option equal to 40% of the net benefit generated by the exercice of the former Chairman and Chief Executive Officer’s stock options could not be transferable and should remain in registered form (as opposed to bearer form) until the end of his mandate of Chairman and Chief Executive Officer.

Mr. Dangeard benefited from a severance package. See Section 4.1 of the present Chapter, paragraph “Principles and rules adopted by the Board of Directors on the Compensation and Benefits of Directors under Article L.225-37 of the French Commercial Code.”

The Board of Directors decided that Mr. Dangeard could keep the benefit of the stock options granted to him when he was Chairman and Chief Executive Officer.

Service and other contracts between Board members and the Group

Currently, there are no service contracts between Board members and the Group or any of its subsidiaries that provides for benefits upon termination of their Directorships.

Gérard Meymarian and Loïc Desmouceaux who are Directors representing employee shareholders are parties to employment contracts with the Company.

Loans and Guarantees Granted to or Established for the benefit of Board members

None.

2007 FORM 20-F – THOMSON GROUP - 102

Back to contents

4.2.2 Executive Committee Compensation

Executive Committee Remuneration

In 2007, the total compensation paid by the Company and by other companies of the Group to the members of the Executive Committee including the former Chairman & Chief Executive Officer amounted to €10.5 million (including a variable component of €2.56 million and compensation related to a specific performance plan of €1.23 million). The variable remuneration of the members of the Executive Committee consists of two semi-annual bonuses, which amounts depend on the results of the Group according to certain rules and financial indicators reviewed at the beginning of each six-month period by the Remuneration Committee and submitted for approval by the Board of Directors.

In 2006, the total compensation paid to the members of the Executive Committee was €7.84 million (including a variable component for €0,54 million and compensation related to a specific performance plan for €1,21 million).

The total provided by the Group for their pensions and retirement and other similar benefits granted to the members of the Executive Committee amounted to €2.27 million in 2007 and €1.69 million in 2006.

The increase of compensation paid to the Executive Committee members in 2007 is primarily due to the payment of variable compensation in 2007 for the second half of 2006, whereas in 2006 Executive Committee members refused payment of the variable compensation for the first half of 2006 and were paid only the variable compensation for the second half of 2005 at the beginning of 2006.

Loans and guarantees granted or established for the members of the Executive Committee

None.

4.3 Thomson’s Employees and Workforce

4.3.1 Overview

On December 31, 2007, the Group employed 24,682 employees, (64% male and 36% female) compared to 29,628 employees at December 31, 2006, a decrease of 16.7%.

This decrease reflects mainly the significant transformation the Group has experienced over the past three years. The highly competitive and ever-changing Media & Entertainment sector in which Thomson provides its products, technology and services requires continuing adjustment of its workforce.

2007 FORM 20-F – THOMSON GROUP - 103

Back to contents

The table below shows the Group’s total workforce as of December 31, 2007, 2006 and 2005, as well as the distribution of personnel across geographical regions.

	2007	2006	2005
Europe (1)	8,552	9,267	9,435
North America	10,571	10,984	12,334
Asia – Oceania (2)	2,972	6,648	7,441
Other countries (3)	2,587	2,729	3,265
Number of employees in fully consolidated subsidiaries (4)	24,682	29,628	32,475
Number of employees in affiliated companies accounted for using the equity method (essentially TCL)	n/a (5)	n/a (5)	34,201
(1) Including Poland	1,349	998	970
(2) Including the People’s Republic of China (including Hong Kong)	1,067	5,053	6,034
(3) Including Mexico	1,650	1,955	2,204

(4)

Includes employees of activities treated as discontinued

(5)

Following the reduction of Thomson’s interest in TCL Multimedia, TCL Multimedia is no longer included in entities accounted for under the equity method

Total workforce figures above account for executives, non-executives and workers. Temporary and trainees are excluded. The number of temporary employees as of December 31, 2007 was 6,772.

The following table indicates the number of Group employees by segment as of December 31, 2007:

Division/Segment	Number of employees	Percentage
Services	14,859	60.2%
Systems	5,417	22.0%
Technology	2,116	8.6%
Corporate	1,097	4.4%
Other (1)	1,193	4.8%
TOTAL	24,682	100%
(1) Includes employees of activities treated as discontinued.

The decrease in the number of employees since December 2006 resulted primarily from the disposal of non-core activities and the repositioning of the Group’s other businesses as detailed below.

In Europe, variations are mainly related to:

•

the reindustrialization of the Angers and Genlis manufacturing sites in France. While these sites have developed their capabilities in the manufacturing of certain core Thomson products (gateways, set-top boxes) for the Group, further reindustrialization has also been conducted. This has led either to the arrival of new companies at the sites or partnerships with local companies that have ensured employment for former Thomson employees. These developments have also enabled us to support employees who, on a voluntary basis, have chosen to pursue external professional projects;

•

a decrease in the number of employees mainly based in the United Kingdom, in Poland and in Italy due to the level of DVD demand;

•

the closure of Schifflange in Luxemburg due to the level of DVD demand;

2007 FORM 20-F – THOMSON GROUP - 104

Back to contents

•

the transfer of our after-sales services in Germany and Austria to the Sertronics Group;

•

the integration of certain broadcasting operations transferred to Thomson by ITV plc, the leading commercial broadcaster in the United Kingdom, based in Leeds and Southbank; and

•

the expansion of the London digital intermediate and film facility to provide digital cinema mastering, replication, distribution and key management services in Europe.

In the American region, variations are mainly related to:

•

the transfers to Audiovox Corporation of the Accessories business at the beginning of 2007 and of the Audio-Video business at the end of 2007 in Canada and the United States;

•

the closure of the displays manufacturing site of Torreon, Mexico;

•

trends in the production of DVD in Guadalajara, Mexico and Pinckneyville, US, and a downturn in Content Services in Toronto, Canada, and in Network Services in Atlanta, US;

•

the sale of Gyration, the creator of motion-sensing controllers, to Movea S.A.;

•

the acquisition of SyncCast in Anaheim, US, a world leader in online distribution of rich media content and provider of complete end-to-end solutions in the delivery of digital content over IP networks; and

•

the opening of a Latin American competence center in Mexico City for the Network Software business to assist operators in deploying telephony and television services over IP networks.

In Asia, variations are primarily due to:

•

the transfer of the Accessories business to Audiovox Corporation in Hong Kong and Malaysia;

•

a restructuring at our facility in Shenzhen, China;

•

the closure of the Audio-Video manufacturing plant in Dongguan, China;

•

the partnership with Paprikaas Animation Studios, a leading animation and game content provider in Bangalore in India, in order to expand the Group’s Content Services capabilities;

•

the new joint venture Technicolor Visual Technology Co. in Beijing, China, providing high-end visual effects and post production services to both the local feature film market in China and also to clients throughout Asia; and

•

the long-term agreement with BBC Worldwide to manage ingest, quality control playout and monitoring for a number of BBC Worldwide branded channels. Thomson will provide these services from its new facility in Singapore.

4.3.2 Employee Profit-Sharing

Four French subsidiaries of the Company offer employees incentive plans based on the related subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three fiscal years amount to the following:

•

amounts distributed in 2005 for year 2004: €1.2 million;

•

amounts distributed in 2006 for year 2005: €952,688; and

•

amounts distributed in 2007 for year 2006: €878,511.

Also, several of our locations in France and in the United States offer their employees profit sharing based on company results and/or achievement of individual objectives. Our Executive Committee and other members of senior management are incentivized with plans based on Group and business unit results and the achievement of individual performance objectives.

4.3.3 Shares held by Employees

In accordance with Article L.225-102 of the French Commercial Code and to the Company’s best knowledge, the number of shares held by the Group’s employees and former employees represented around 2.17% at December 31, 2007. We estimate that this represents around 2.12% as of February 29, 2008.

On December 31, 2007, the number of shares held by the Group’s employees in the Group Saving Plan (Plan d’Épargne Entreprise), by employees and former employees through Thomson’s savings plan (Fonds Communs de Placement d’Entreprise), and the number of shares directly held by the employees but which are subject to a lock-up period amounted to 2,819,570 shares, representing 1.04% of the share capital. It represents around 1.02% of the share capital as of February 29, 2008.

The countries with the greatest number of shares held by the Group’s employees and former employees are currently France, the United States, Germany, Italy, Singapore, Hong-Kong and the United Kingdom.

2007 FORM 20-F – THOMSON GROUP - 105

Back to contents

4.3.4 Stock Option Plans and Free Share Plans

Stock Options Plans

Since the end of 2000, Thomson has implemented an incentive policy related to the Company’s earnings and share price for members of our management and employees through stock subscription or purchase option plans.

As of December 31, 2007, the Company has established the following seven existing stock option plans:

	Plan 1 Purchase options	Plan 2 Subscription options	Plan 3 Subscription options	Plan 4 Purchase options	Plan 5 Purchase options	Plan 6 Subscription options	Plan 7 Subscription options
Decision of the Shareholder Meeting	November 10, 2000	November 10, 2000	November 10, 2000	November 10, 2000	May 10, 2005	May 10, 2005	May 10, 2005
Board’s decision	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006	December 14, 2007
Number of Beneficiaries	463	556	574	93	390	485	482
Number of remaining participants	40	14	372	67	319	429	481
Number of options granted	4,018,500	3,540,300	7,366,590	719,400	1,993,175	2,739,740	1,307,100
Number of options cancelled since the beginning of the plan	3,568,300	3,242,200	1,901,770	131,200	406,050	233,250	1,000
Number of outstanding options	450,200	298,100	5,464,820	588,200	1,587,125	2,506,490	1,306,100
Exercise period	50% as of December 19, 2003; and 100% as of December 19, 2004	50% as of October 13, 2004; and 100% as of October 13, 2005	50% as of September 23, 2007; and 100% as of September 23, 2008	50% as of April 20, 2008; and 100% as of April 20, 2009	50% as of December 9, 2008; and 100% as of December 9, 2009	50% as of September 22, 2008; and 100% as of September 22, 2009	50% as of December 15, 2009; and 100% as of December 15, 2010
Plan life	10 years	10 years	10 years	10 years	10 years	8 years	8 years
Exercise price	€55.90	€31.50	€16.00	€20.82	€17.73	€12.49	€10.43

As of December 31, 2007, the total options granted under the plans amounted to 2,625,525 purchase options and 9,575,510 subscription options granted to 826 beneficiaries.

The exercise prices of the various stock option plans have been fixed without discount.

As of December 31, 2007, no stock option has been exercised from plans 1, 2 or 3.

The ten employees who were granted the greatest number of stock subscription options in 2007 received a total of 375,000 subscription options.

Free Share Plan

The Shareholders’ Meeting of May 10, 2005 authorized, with delegation to the Board of Directors, the allocation of free shares to employees and officers of the Group. This delegation was renewed at the Shareholders’ Meeting of May 15, 2007 in order to take into account the adjustments made to this mechanism by French law No.2006-1770 of December 30, 2006, for the development of profit-sharing and the employee shareholding.

Making use of this delegation, the Board of Directors meeting held on June 21, 2007 approved the implementation of a global free share plan to eligible employees of the Group.

2007 FORM 20-F – THOMSON GROUP - 106

Back to contents

On December 31, 2007, the maximum number of new shares to be issued, subject to the achievement of specified granting conditions, is 440,000 shares accounting for 0.16% of Thomson’s share capital.

This worldwide plan provides, depending on the country, acquisition periods of two or four years. The shares will be delivered at the end of the acquisition period subject to conditions of continuous employment within the Thomson Group during the acquisition periods.

Moreover, the Board of Directors meeting held on October 17, 2007 approved the implementation of a long-term Incentive Plan for the retention of key managers and high potentials of the Group with the intention of associating beneficiaries with the development of the Group and the execution of 2007-2009 strategic objectives. Within the framework of this plan, free shares granting rights were allocated, the final acquisition of which is subject to conditions of operational performance achievements and continued employment within the Group on October 17, 2009, and then on October 17, 2010. These shares will be subject to transfer restriction for a period of two years as from the initial acquisition dates.

On December 31, 2007, the maximum number of rights to receive existing company shares under this Long-Term Incentive Plan, subject to the full achievement of acquisition conditions, is 1,710,091 shares which accounts for 0.63% of Thomson’s share capital.

4.3.5 Human Resources & Internal Communication Organization

Thomson’s Human Resources, Diversity & Internal Communication (HR, D&IC) organization is aimed at reinforcing Thomson’s strategic priorities and is fully aligned with our business. Human Resources, Diversity & Internal Communication addresses and focuses on four core pillars: Talent, Culture, Development and Retention.

To support this business model, Human Resources, Diversity & Internal Communication is organized around four main pillars:

1 Human Resources Direction in charge of the management of Thomson employees and HR, D&IC priorities per Division and Group Function:

•

Services Division;

•

Systems Division;

•

Technology Division; and

•

Group Functions (Finance, General Secretary Legal, Real Estate and External Communication, Business Operations, Human Resources, Diversity & Internal Communication), Strategy & Marketing).

2 Human Resources Corporate Functions focusing, at a worldwide level, on the definition and implementation of the HR, D&IC model:

•

Management Development: in charge of Global Talent identification and development, including international workforce mobility, curriculum for Global Talent Pools (Key Positions, High Potentials, Key Talents and Women’s Forum), relationships with schools and universities and management networks coordination;

•

Compensation & Benefits: in charge of the design, communication and follow-up of the different plans and projects related to our Total Reward Scheme (grading & banding systems, internal & external compensation benchmarks and headcount reporting), as well as Human Resources information and management systems; and

•

Internal Communications: such communications seek to improve employee understanding of Group developments and changes, strengthen a sense of membership within the Group, allow the development of a strong corporate culture and develop new internal communication media.

Each Human Resource Corporate Function designates a human resource coordinator per division and per Group Function to ensure an alignment with Thomson’s strategic priorities. The initiatives launched by the three above departments are also followed by the Company’s HR, D&IC organization in order to ensure global cohesion and overall quality assurance for all HR, D&IC activities.

2007 FORM 20-F – THOMSON GROUP - 107

Back to contents

3 Regional Coordination Centers ensuring process implementation and follow up, staffing, training, personal administration, non executive compensation and internal communication support:

•

Americas;

•

Asia-Pacific (APAC); and

•

Europe, Middle East, Africa (EMEA).

4 Diversity, focusing on the definition and implementation of worldwide policies and action plans related to diversity with Thomson’s Corporate Social Responsibility Committee.

The Human Resources, Diversity & Internal Communication, Executive Vice President, a member of Thomson’s Executive Committee, defines HR, D&IC strategic priorities in line with Thomson’s strategic plan, implements and adapts the HR, D&IC model, identifies organizational needs and related resources, and pilots HR, D&IC initiatives across all of the Group’s activities.

4.3.6 Human Resources & Internal Communication Quality Policy

To effectively address customers’ needs and expectations internally, Human Resources, Diversity & Internal Communication has implemented its model with key projects such as:

•

global mapping, job grading and headcount reporting;

•

risk analysis on key positions;

•

free share plans open to employees in 21 countries (for more information, see section 4.3.4: “Stock Option Plans and Free Share Plans”);

•

semi-annual talent review to review succession, identification and curriculum plans in order to minimize risk and to develop human capital at all levels of the organization;

•

relationships with leading business schools and universities to attract new talent, provide general management and executive programs, offer dedicated customized Thomson programs on leadership and develop a business case on “The Transformation of Thomson”;

•

continuous process improvement on our half year performance evaluation system;

•

additional corporate development seminars addressing the management of key business accounts;

•

worldwide international mobility programs addressing mid-term, short-term, rotational, domestic and long-term assignments;

•

employee referral programs designed around NPO (Non-Profit Organization) donations;

•

diversity and parity reinforcement with the first Thomson Women’s Forum in July 2007; and

•

new internal communication media from a fully enhanced intranet site to weekly web 2.0 internal communication letters (News & Beyond).

The Human Resources, Diversity & Internal Communication management committee holds bi-monthly meetings on all related initiatives, and progress is reported by way of a human resource “scorecard”. Moreover, several internal audits are conducted during the year in order to secure and evaluate the various iniatiatives that are launched.

The work of Human Resources, Diversity & Internal Communication also supports the work of the Executive Committee and Nomination Remuneration & Governance Committee.

4.3.7 Development of Management Competencies

Thomson has developed, and is implementing Group-wide, a comprehensive curriculum to develop management competencies in order to support managers in meeting Group business performance targets.

The foundation of our management competencies program is built upon the “Thomson Leadership” model, which was introduced in 2006. This model promotes four values that are part of the individual evaluation of all managers: respect, transparency, anticipation and accountability.

2007 FORM 20-F – THOMSON GROUP - 108

Back to contents

The management competencies development curriculum addresses three levels of management within the Group.

•

Senior managers: A Key Account Management development seminar has been designed and launched under the sponsorship of the Senior Executive Vice President of the Systems Division. The objectives of this seminar are to assist key account managers to better assess their customers’ challenges and build long-term relationships and to support the new key account management organization implementation. More than 70 key account managers participated in these seminars in 2007.

In addition, a Leadership and Strategic Execution development seminar has been designed in 2007 under the sponsorship of the Chief Operating Officer and the Executive Vice President of Human Resources. The objective of this seminar is to seek to optimize managers’ impacts on their teams’ performances. This seminar will commence in early 2008.

•

Global talent pool: A Thomson Leadership program has been designed with a leading international business school. Managers participating in this training work on strategies and leadership cases during one week. As part of the relationship with this business school, a business case dedicated to Thomson’s transformation is prepared and is presented during the program. As a follow up, managers are required to work across organizations on various projects during three to four months to provide recommendations regarding certain Thomson strategic challenges, under the sponsorship of Executive Committee members.

The Thomson Leadership program for this “talent pool” is sponsored by the Chairman & CEO. Seventy-seven Thomson managers participated in this program in 2007.

•

Front line and middle managers: Thomson launched a Group-wide “People Performance Management” program in early 2007 with the objective of supporting managers in developing the necessary competencies to plan and establish goals, assess and review individual performance, coach and develop employees’ competencies and reward results.

Workshops for managers, facilitated by Human Resources managers, occur twice a year (January/July). More than 35 Human Resources managers have been trained to conduct such workshops and more than 600 managers participated in this program in 2007.

Based on an individual’s identified needs, our various business divisions and sites are proposing complementary management programs.

During 2007, in the area of international workforce mobility, Thomson has implemented enhanced programs to support and facilitate mid-term, short-term, rotational, domestic and long-term assignments.

4.3.8 Remuneration Policy

Total remuneration is a key element of the Human Resource policy for the Thomson Group. This remuneration policy at Thomson focuses on recognizing and valuing on a fair basis each employee’s contribution to the success of the Group.

In 2006, Thomson started the implementation of a classification system in grades and bands to reinforce the link between contribution and remuneration (the so-called Watson Wyatt methodology). As of December 31, 2007, we had completed the classification of all management-level employees.

In addition, in 2007, the Group completed the first table featuring compensation and benefits practices and presented it to the Board of Directors, shaping the remuneration policy of the Group.

The Total remuneration policy is structured around fixed compensation elements driven by internal competitiveness and equity and variable compensation elements based on individual performance:

•

competitiveness: Periodic benchmark of total compensation to a group of peer companies allows Thomson to offer competitive packages to employees; thus, in accordance with the practices of peer international groups, Thomson has implemented a Long-Term Incentive Plan for the benefit of key employees within the Group;

•

equitable approach: Thomson believes that it remunerates its employees on an equitable basis in each of its geographical locations in line with local standards. The remuneration policy is based on the level of responsibility, experience and involvement of each employee in the Group’s success. With respect to Company engineers and managers, our “broadbanding policy” allows for a consistent comparison of levels of responsibility and expertise on an international basis. In addition, the remuneration policy of the top executives is centralized to help ensure the consistency of our remuneration practices; and

2007 FORM 20-F – THOMSON GROUP - 109

Back to contents

•

differentiation: Professionals’, Engineers’ and Managers’ remuneration policy is differentiated through individual performance objectives. A significant part of the total package is composed of variable elements monitored through the Contract of Progress: each employee has to achieve individual objectives as well as collective strategic targets, at divisional and Group levels. Among these objectives, mandatory criteria refer to the enforcement of the Ethics Charter of the Group.

In accordance with the principles and rules established by the Group, each of our Group entities is entitled to recognize the potential and encourage the development of their employees by means of various remuneration factors defined by the Group.

4.3.9 Training Policy

Thomson’s training policy is the responsibility of the Management Development unit within the Human Resources department and is implemented at three levels within the Group:

Group-wide

In order to reinforce management’s ownership of Thomson strategies, consolidate management skills and meet cultural integration challenges, we have provided development seminars for our “talent pools” (which includes our 100 key Group-wide employees, High Potentials, Key Talents and Women’s Forum) focusing on major Group strategic topics such as value creation, technology, key account management and business leadership. A leadership program for global talent has been introduced in partnership with a leading business school, under the Chairman & CEO’s sponsorship (see above under Section 4.3.7: “Development of Management Competencies”). In total, more than 160 managers have participated in these Group seminars in 2007;

Transversal Functions

Transversal functions define dedicated training programs to develop management or technical competencies. As an example, the Group’s Finance function has established a training program focused on human resource management that has had more than 70 participants in 2007;

Sites

Local Human Resources managers have the responsibility to build a training plan, based on the individual needs that have been expressed during the Objectives setting and Performances assessment review (“Contract of Progress”) of that business site. As part of this process, each employee discusses and defines with his or her manager specific development plans, including training objectives and domains. Consolidation and follow-up is ensured by the local Human Resources manager with the support of other managers.

In total, training represented 470,000 hours for 24,500 participants in 2007.

4.3.10 Labor Relationships

Labor relations with Thomson employees are the responsibility of our managers in each country.

With respect to our European operations, Thomson entered into a labor agreement with a European counsel of employee representatives (the “European Council”) confirming the Group’s labor practices. On May 10, 2006, this agreement was renewed unanimously by ten union organizations representing the European companies in the Group. This European Council, which meets several times each year, comprises union representatives or members of the works councils from France, Germany, Belgium, Britain, Spain, Italy, Luxembourg, The Netherlands, Poland and Switzerland. Thomson’s European Council is a supranational body, the purpose of which is to address topics of a transnational nature. The European Council is informed of Thomson’s European operations in respect of personnel, finance, production, sales, and research and development, and their impacts upon employment and working conditions. It is also informed of major structural, industrial and commercial changes as well as organizational transformations within the Group.

In accordance with applicable law in the European Union, Thomson’s managers of each European country meet annually with labor organizations to discuss remuneration and working conditions.

In accordance with domestic laws, data regarding the level of unionization is not available in Germany, Belgium, Spain, France or Luxembourg (the laws in these countries do not allow this type of statistic to be published). In Italy, 86% of our employees are unionized; in the United Kingdom, 5% of our employees are unionized; and in Switzerland, 64% of our employees are unionized. In 2007, Thomson entered into 26 collective bargaining agreements with its German employees; 38 such agreements in France; two such agreements in Italy, and one such agreement in the United Kingdom.

2007 FORM 20-F – THOMSON GROUP - 110

Back to contents

In Canada, in 2007, we entered into six collective bargaining agreements. Approximately 25% of our Canadian employees are unionized.

In the United States, in 2007, approximately 8% of our employees are unionized and are covered by the collective bargaining agreements negotiated with the national and/or local unions. These agreements, with an average duration of three years, address salaries, employment benefits, and the working conditions and organization. In 2007, Thomson entered into four collective bargaining agreements.

In Mexico, employment agreements are renegotiated every year, and three collective agreements were signed in 2007. The proportion of employees belonging to a union is 63%.

In Australia, 27% of employees belong to a union.

In Batam, Indonesia, Thomson entered into three collective bargaining agreements in 2007.

2007 FORM 20-F – THOMSON GROUP - 111

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 112

Back to contents

5

SHAREHOLDERS AND LISTINGS INFORMATION

5.1

Major Shareholders

114

5.1.1

Distribution of Share Capital and Voting Rights

114

5.1.2

Purchases of Equity Securities by the Issuer and Affiliated Purchaser

115

5.1.3

Individuals or Entities Holding Control of the Company

117

5.1.4

Shareholders’ Agreements

117

5.1.5

Modifications in the Distribution of Share Capital over the Past Three Years

117

5.1.6

Outstanding Dilutive Securities

117

5.1.7

Convertible/Exchangeable Bonds

117

5.1.8

Dividends

119

5.2

Related Party Transactions

119

5.3

The Offer and Listing

119

5.3.1

Trading Market for Shares and ADSs

119

5.3.2

Listing on Euronext Paris

119

5.3.3

Listing on the New York Stock Exchange

122

2007 FORM 20-F – THOMSON GROUP - 113

Back to contents

5.1 Major Shareholders

5.1.1 Distribution of Share Capital and Voting Rights

The table below shows the evolution of our shareholding structure, to the best of our knowledge.

	At February 29, 2008			At December 31, 2007 (1)			At March 31, 2007			At March 31, 2006
Shareholders	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights
Public (2) (5)	252,089,265	93.4%	95.2%	251,973,088	93.36%	95.16%	247,683,117	90.44%	94.81%	243,434,031	89.00%	94.4%
Employees and former employees (3)	5,728,360	2.12%	2.16%	5,844,537	2.17%	2.21%	6,585,155	2.40%	2.52%	7,498,088	2.81%	2.90%
TSA (4)	5,264,950	1.95%	1.99%	5,264,950	1.95%	1.99%	5,264,950	1.92%	2.02%	5,265,024	1.93%	2.04%
Microsoft (4)	1,693,621	0.63%	0.64%	1,693,621	0.63%	0.64%	1,693,621	0.62%	0.65%	1,693,621	0.62%	0.66%
Thomson (6)	5,113,832	1.89%	-	5,113,832	1.89%	-	12,644,453	4.62%	-	15,417,268	5.64%	-
Total	269,890,028	100%	100%	269,890,028	100%	100%	273,871,296	100%	100%	273,308,032	100%	100%

(1)

Information provided according to Article L.233-13 of the French Commercial Code.

(2)

Estimate obtained by difference.

(3)

Estimate.

(4)

Held in registered form.

(5)

Includes shareholdings of Brandes Investment Partners, Franklin Resources, Inc. and Dodge & Cox, in their capacities as institutional investment managers, as described further below.

(6)

Treasury Shares excluding share deposited into the liquidity account pursuant to the Liquidity Agreement. See section 5.1.2. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers“

According to Article L.233-13 of the French Commercial Code and to the best of our knowledge, the following institutional investment managers, held, on December 31, 2007, the following holding of our share capital and voting rights for the account of their respective customers and/or for their own account, (which include shares without voting rights according to Article 223-11 of the General Regulation of the Autorité des marchés financiers):

•

Franklin Resources, 14.0791%;

•

Dodge & Cox: 10.57%;

•

Brandes Investment Partners: 7.79%.

Franklin resources crossed the holding threshold of 10% on november 22, 2006 and notified the company a holding of 13.9626% of the share capital as of march 3, 2008. dodge & cox crossed the holding threshold of 10% of the share capital on february 19, 2007 and notified the Company a holding of 11.51% of the share capital on March 26, 2008. Brandes Investment Partners crossed the holding threshold of 5% on July 11, 2006 and notified the Company a holding of 8.1% of the share capital as of March 25, 2008.

As it does on an annual basis, Thomson conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifiable), to investigate its shareholder base as of December 31, 2007. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Thomson can thus estimate the identity of its main shareholders, and the study indicated that 397 major funds were identified as probable shareholders). Following this survey, the Group estimates that approximately 25 institutional shareholders each hold at least 0.50% of our share capital at December 31, 2007.

To the best of our knowledge, the members of the Board of Directors and the Executive Committee hold less than 1% of the share capital or voting rights of the Company.

The main shareholders of the Company do not hold voting rights that are different from those of other shareholders.

2007 FORM 20-F – THOMSON GROUP - 114

Back to contents

5.1.2 Purchases of Equity Securities by the Issuer and Affiliated Purchaser

We provide below information on our proposed share repurchase program, which is subject to shareholder approval at our Annual Shareholder’s Meeting to be held on May 22, 2008.

Share Repurchase Program approved in 2006 and in 2007

Consistent with customary practise in the French securities market, Thomson entered into a liquidity agreement (contrat de liquidité) (the “Liquidity Agreement”) with Crédit Agricole Chevreux (“CAC”) dated May 2, 2007. The Liquidity Agreement complies with applicable laws and regulations in France, including the ethical charter of the AFEI (the French Association of Investment Firms), as approved by the Autorité des Marchés Financiers (the French securities regulator know as “AMF”). The Liquidity Agreement authorizes CAC to carry out market purchases and sales of Thomson shares on the Euronext Paris. At December 31, 2007, 1,831,350 shares and €556,298 had been deposited into the liquidity account. The Liquidity Agreement has a term of twelve months and will renew automatically unless otherwise terminated by either party.

Except as described in the preceding paragraph, neither we or any “affiliated purchaser”, as defined in Rule 10b-18(a) under the Securities Exchange set of 1934, as amended, made any purchase of the equity securities of Thomson during the period covered by this report.

In connection with operations of external growth, Thomson proceeded to the following transfer of treasury shares in 2007:

•

payment by Thomson of 1,050,878 shares on April 20, 2007 and of 436,646 shares on May 23, 2007 in connection with the acquisition of Cirpack;

•

payment by Thomson of 826,779 shares on June 29, 2007 in connection with the acquisition of Inventel;

•

transfer of 20,963 shares on September 7, 2007 and of 8,022 shares on December 19, 2007 to former employees.

At December 31, 2007, the Company held 5,113,832 shares (excluded the Liquidity Agreement) representing 1.89% of the share capital, for a book value of 88,705,648 euros and a nominal value of 19,176,870 euros.

Share Repurchase Program Subjected to Approval in 2008

A new repurchase program will be subject to shareholder approval at the Company’s Annual Shareholders’ Meeting to be held on May 22, 2008.

In compliance with European Regulation 2273/2003 dated December 22, 2003 and the General Regulations (Règlement général), the interpretations, decisions and guidance of the Autorité des marchés financiers, the objectives of the share repurchase program would comprise the following:

•

delivery of shares in connection with any stock option plan implemented pursuant to Articles L. 225-177 et seq. of the French Commercial Code; or

•

sale or transfer of shares to employees under a profit sharing plan pursuant to applicable laws and regulations, in particular under Article L. 443-1 et seq. of the French Labour Law Code; or

•

free attribution of shares, in particular under Articles L. 225-197-1 et seq. of the French Commercial Code; or

•

delivery of shares in connection with the conversion of securities giving access to the Company’s share capital; or

•

cancellation of shares (to this end, a resolution authorizing the Board of Directors to reduce the share capital of the Company through the cancellation of shares has been approved by the Shareholders’ Meeting held on May 15, 2007; this authorization is effective for a period of 26 months); or

•

delivery of shares (in exchange, payment or otherwise) in connection with external growth transactions; or

•

delivery of shares in connection with a liquidity contract entered into with a provider of investment services acting independently for market-making purposes.

This program will also allow company to use repurchased shares for any other lawful purpose. In such case, the Company will inform its shareholders of such use.

Subject to shareholders’ approval at the Annual General Shareholders’ Meeting to be held on May 22, 2008, the Company may not purchase more than 10% of its share capital, the amount of which may be adjusted in the event of a change in share capital occurring after the Shareholders’ Meeting for the duration of the share repurchase program. The indicative maximum number of securities that may be bought under this program amounts to 26,989,002 shares.

2007 FORM 20-F – THOMSON GROUP - 115

Back to contents

The Company may not hold, at any time, more than 10% of its share capital.

The number of shares acquired by the Company for the delivery of shares in connection with a merger, spin-off or capital contribution may not exceed 5% of the share capital of the Company.

Subject to shareholders’ approval at the Annual General Shareholders’ Meeting to be held on May 22, 2008 and pursuant to applicable laws and regulations, the acquisition, sale or transfer of shares may be made at any time except during a tender offer, on the stock market or over-the-counter, including through a block sale or acquisition (without limiting the number of shares that may be acquired or sold through a block trade), or through options or other financial instruments negotiated on a regulated market or otherwise, or through the delivery of shares following an issuance of securities giving access to the share capital of the Company through conversion, exchange, redemption, exercise of a note or otherwise.

The maximum repurchase price under this program equals €25.

The share repurchase program would be valid for 18 and would be effective from the date it is approved at the Annual General Shareholders’ Meeting on May 22, 2008 until November 22, 2009.

Shares Purchased by Thomson and Allocation of these Treasury Shares as of February 29, 2008:

Percentage of share capital directly or indirectly owned (1)	1.89%
Number of shares directly or indirectly owned (1)	5,113,832
Number of shares cancelled over the last 24 months (2)	3,981,268
Book value of shares owned in euros	88,705,648
Fair market value of shares owned (3) in euros	26,131,681
(1) Excluding the shares allocated to the Liquidity Agreement in force. (2) Last 24 years preceding February 29, 2008. (3) Based on a quoted market price of €5.11 per share on February 29, 2008.

Of the 5,113,832 Thomson shares held by the Company, as of February 29, 2008, 1,999,997 shares are allocated to the objective of Employee option programs or other allocations of shares to employees and Officers of the Group, 2,626,165 shares may be delivered in connection with potential external growth transactions and 487,670 shares are allocated to the objective of share liquidity.

Transactions by Thomson in its own shares

The following table sets forth the transactions undertaken by Thomson in its own shares between May 15, 2007 and February 29, 2008:

	Cumulated gross transaction amounts		Open positions as of February 29, 2008
		Sales	Acquisitions/Transfers		Open positions (Sell)
Number of shares	-	1,292,410 (1)	Call acquired	Futures	Call sold	Put
Maximum average term	-	-	-	-	-	-
Average transaction price in euros	-	14.33	-	-	-	-
Average exercise price	-	-	-	-	-	-
Total in euros	-	18,518,663

(1)

Transfer on May 23, 2007 of 436,646 shares; on June 29, 2007, of 826,779 shares; and on September 7, 2007, of 20,963 and on December 19, 2007 of 8,022 shares in connection with an external growth transactions as part of the consideration paid.

2007 FORM 20-F – THOMSON GROUP - 116

Back to contents

5.1.3 Individuals or Entities Holding Control of the Company

None.

5.1.4 Shareholders’ Agreements

To the best of our knowledge, there are no shareholders’ agreements among any of our shareholders.

5.1.5 Modifications in the Distribution of Share Capital over the Past Three Years

There were no significant modifications in the distribution of Thomson’s share capital in 2005, 2006 and 2007. Holdings of the institutional investors in our share capital are noted above under section 5.1.1 “Distribution of Share Capital and Voting Rights”.

5.1.6 Outstanding Dilutive Securities

As of December 31, 2007, our share capital may be further diluted upon conversion into new shares of our outstanding/exchangeable bonds mentioned below as well as our stock option plans 2, 3, 6 and 7, as described below:

•

298,100 stock options granted to employees and Directors as voted by the Board of Directors on October 12, 2001 (see Chapter 4 “Directors, Senior Management and Employees” section 4.3.4 “Stock Options Plans and Free Share Plans”);

•

5,464,820 stock options granted to employees and Directors as voted by the Board of Directors on September 22, 2004 (see Chapter 4 “Directors, Senior Management and Employees” section 4.3.4 “Stock Options Plans and Free Share Plans”);

•

2,506,490 stock options granted to employees and Directors as voted by the Board of Directors on September 21, 2006 (see Chapter 4 “Directors, Senior Management and Employees” section 4.3.4 “Stock Options Plans and Free Share Plans”);

•

1,306,100 stock options granted to employees and Directors as voted by the Board of Directors on December 14, 2007 (see Chapter 4 “Directors, Senior Management and Employees” section 4.3.4 “Stock Options Plans and Free Share Plans”);

•

23,084 bonds bought by four funds affiliated with Silver Lake Partners on September 16, 2004 and convertible/ exchangeable into 24,558,929 new or existing shares.

•

On December 31, 2007, none of these bonds had been exchanged or converted (see description of these bonds in section 5.1.7: “convertible/exchangeable bonds” below).

Assuming (i) all of the outstanding convertible/exchangeable subordinated bonds issued to Silver Lake are converted into newly issued shares, and (ii) all outstanding stock options issued under our stock option Plans 2, 3, 6 and 7 are exercised and new shares are delivered, our share capital would increase to 304,024,467, a 12.65% increase compared to the number of outstanding shares as of March 1, 2008.

5.1.7 Convertible/Exchangeable Bonds

Pursuant to the authorization given to the Board of Directors to increase the capital by an issue of new shares and/or securities at the Shareholders’ Meeting on September 15, 2000, Thomson issued on October 9, 2000 11,175,385 bonds convertible into or exchangeable for new or existing shares (OCEANE) for a total amount of 812,115,227.95 euros. The bonds had a 2006 maturity and had a 1% annual coupon. The period during which bondholders could request conversion or exchange expired December 29, 2005. In accordance with the conversion requests received, on January 1, 2006, 896 OCEANE were converted into existing shares. The remainder of the bonds was repaid on January 2, 2006.

Under the terms of the same authorization, Thomson issued on March 12, 2002, 14,814,815 bonds convertible into, or exchangeable for, new or existing shares for a total amount of 600,000,007.50 euros. The bonds had a 2008 maturity and had a 1% annual coupon. The bonds were redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004. On January 1, 2005, 14,493,324 bonds were redeemed at the option of the bondholders. At December 31, 2007, 321,491 bonds remained outstanding and were repaid on January 2, 2008.

2007 FORM 20-F – THOMSON GROUP - 117

Back to contents

The shareholders at their meeting of September 15, 2004 authorized an issue of convertible/exchangeable subordinated bonds outside of France in a nominal amount of 499,999,440 US dollars (equivalent to 403,974,662 euros on the basis of an exchange rate of 1.2377 on July 20, 2004) represented by 23,084 bonds in a nominal amount of 21,660 US dollars each convertible and/or exchangeable into 23,417,495 new or existing shares (OCEANE), each bond being initially convertible or exchangeable new or existing Thomson shares with a nominal value of 3.75 euros. The shareholders at their Meeting of September 15, 2004 authorized in accordance with the provisions of the Article L. 225-138 of the Commercial Code to cancel the preferential subscription rights to these bonds reserved for shareholders in favor of the funds affiliated with Silver Lake namely, SLP I TSA LLC, SLP II TSA LLC and SLP AFL TSA LLC The bonds bear interest at a rate of 3% per annum in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds will mature and become due at a price of US$ 21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. The bonds may not be transferred prior to their conversion into or exchange for shares, except Silver Lake may transfer bonds (a) with the permission of the Company, (b) to an investment fund affiliate of Silver Lake, (c) following the occurrence of a specified number of release events or (d) removal of Silver Lake’s representative on the Company’s Board of Directors.

Holders of these convertible/exchangeable subordinated bonds currently have the option to convert or exchange the bonds into Thomson shares but, as of the date hereof, holders of the bonds have not elected to do so. The initial conversion ratio, equal to 1,000 shares per bond, is subject to adjustment under certain conditions, the most important of which is an adjustment to take into account annual dividend payments. The adjustment for the payment in 2005, 2006 and 2007 of the dividends for fiscal years 2004, 2005 and 2006, respectively, resulted in the conversion ratio being adjusted to 1,063.894 shares per bond. The shares issued upon conversion or granted upon exchange were subject to transfer restrictions based on specified dates and events over the course of 2006. As such dates and events have passed, if the shares were now issued upon conversion or granted upon exchange, they would no longer be subject to such transfer restrictions.

From September 16, 2004 until the later of (a) September 16, 2009 and (b) one year following the date that Silver Lake (and any persons to whom Silver Lake has syndicated bonds) collectively cease to hold more than 5% of the Company’s shares (the “Standstill Period”), Silver Lake will not, unless consented to by the Company in writing, (i) acquire directly or indirectly, by purchase or otherwise, any securities, or direct or indirect rights or options to acquire any securities, of the Company or any subsidiary thereof, or of any successor to or person in control of Thomson, or (ii) sell Thomson shares short or otherwise hedge their equity ownership in the underlying Thomson shares. This Standstill Period may terminate early upon a specified number of release events.

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

In connection with the Silver Lake investment, Silver Lake has the right to propose to the shareholders’ meeting the nomination of one member on the Board of Directors of Thomson. David Roux was appointed director at the shareholders’ meeting on September 15, 2004 pursuant to this arrangement. As long as Silver Lake holds at least 25% of the excess of the convertible/exchangeable bonds (or the underlying shares) originally issued to it over the number of such securities it has transferred with Thomson’s consent, and if a Silver Lake nominee fails to be elected or reelected to Thomson’s Board of Directors, the holders of the majority of the outstanding bonds have the right to require the repayment of all but not part of the bonds.

Under the terms of the authorization given to the Board of Directors by the shareholders at their Meeting on September 16, 2004, the Board of Directors decided on September 22, 2004 to issue in France 14 million share purchase warrants giving the right to underwrite new shares or to acquire existing shares (BASA) as decided by Thomson. These BASA could be exercised under certain conditions. 563,264 BASA were exercised and 563,264 shares at € 16 each were delivered between March 1, 2006 and June 30, 2006, for a nominal amount of 9,012,224 euros. The Board of Directors of Thomson noted a capital increase for the same amount on July 25, 2006.

2007 FORM 20-F – THOMSON GROUP - 118

Back to contents

5.1.8

Dividends

For a description of rules applicable to the distribution of dividends, refer to Chapter 6: “Additional Information” section 6.2 “Memorandum and Articles of Association.”

Pursuant to Article 243 bis of the French Tax Code, the table below shows the amounts distributed and the income eligible for a tax rebate (réfaction) applicable to French tax resident individuals (referred to in Chapter 6 : “Additional Information“ section 6.5 “Taxation – French Taxation of Dividends on Shares“) over the past three fiscal years.

Fiscal Year	Distribution*	Eligible income for rebate	Non eligible income for rebate
2006	€0.33	-	-
2005	€0.30	-	-
Fiscal Year	Dividend
2004	€0.285	€0.285	-
* Charged to an additional paid-in capital account (compte de prime d’émission) within shareholders’ equity.

Any payment of dividends or other distributions depends on our financial condition and results of operations, especially net income, and our investment policy at that time.

On April 14, 2008, the Board of Directors decided that it would not propose a distribution to the Shareholders’ Meeting to be held on May 22, 2008. The Board of Directors reviewed the Group’s previously announced proposal of a €0.33 per share distribution and decided to no longer propose such distribution because it agrees with the Company’s management’s recommendation that financial resources should be directed in the near-term towards actions to simplify the group and to improve its profitability and given the increasingly uncertain global economic and financial environment.

Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

5.2 Related Party Transactions

For a description of the Company’s related party transactions, see Note 37 to our consolidated financial statements.

5.3 The Offer and Listing

5.3.1 Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed on Euronext Paris (formerly Eurolist d’Euronext Paris) (Compartiment A) and are eligible for the Système de Règlement Différé (deferred settlement service) under the Euroclear France Code ISIN FR0000184533, each described below; and on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

5.3.2 Listing on Euronext Paris

Euronext Paris S.A. (“Euronext Paris”) is a wholly owned French subsidiary of NYSE Euronext, a Delaware holding company created by the combination of NYSE Group, Inc. and Euronext N.V., and the first pan European stock exchange (“Euronext”). Securities listed on any of the stock exchanges participating in Euronext are traded through a common platform, with central clearinghouse, settlement and custody structure. However, securities remain listed on their respective local exchanges.

2007 FORM 20-F – THOMSON GROUP - 119

Back to contents

Securities approved for listing by Euronext Paris are traded in one of the three compartiments of Euronext: Compartiment A (for capitalizations over €1 billion), Compartiment B (for capitalizations between €150 million and €1 billion) and Compartiment C (for capitalizations less than €150 million). Aside from these regulated markets, securities of certain other companies may be traded on non-regulated markets (the Marché Libre or Alternext). These markets are all operated and managed by Euronext Paris, a market operator responsible for the admission of securities and the supervision of trading in listed securities.

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris. Trading on Euronext (Compartiment A) takes place continuously on each business day in Paris from 9:00 a.m. to 5:30 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:30 p.m. to 5:35 p.m. (during which time trades are recorded but not executed) with a final fixing at 5:35 p.m. Then, from 5:35 p.m to 5:40 p.m., the “Trading at Last” session allows trades at the final fixing price. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most actively traded securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on Euronext (Compartiment A) if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on Euronext (Compartiment A) in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the AMF and the issuer also may request a suspension in trading.

Trades of securities listed on Euronext (Compartiment A) are settled on a cash basis on the third trading day following the trade (immediate settlement or Règlement Immédiat). Market intermediaries are also permitted to offer investors a deferred settlement service (Service de Règlement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

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

Prior to any transfer of securities listed on Euronext held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France, S.A., a registered central security depositary. Trades of securities listed on Euronext are cleared through L.C.H. Clearnet and settled through Euroclear France, S.A. using a continuous net settlement system.

Under French law, our Company may not issue shares to itself, but we may purchase our shares in the limited cases described in Chapter 6: “Additional Information” section 6.2 “Memorandum and Articles of Association”.

In France, our shares have been included in the SBF 80 and the CAC NEXT 20 Indices since June 18, 2007. We are also part of the CAC IT20 Index, a Euronext Paris technology index.

2007 FORM 20-F – THOMSON GROUP - 120

Back to contents

The tables below set forth, for the periods indicated, the high and low quoted prices in euro for our outstanding shares on Euronext Paris.

	Euronext Paris
	Volume of transactions			Share price (in €)
Years ending December 31	(in € million)	Shares	Average volume	Average closing price	High	Low
2005	10,869.3	576,933,876	2,244,879	18.99	21.42	15.26
2006	9,002	623,519,755	2,445,176	14.31	19.32	11.65
2007	6,357.9	484,520,532	1,900,081	12.95	15.60	9.43
Source: NYSE Euronext

	Euronext Paris
	Volume of transactions			Share price (in €)
Quarters for years ending December 31	(in € million)	Shares	Average volume	Average closing price	High	Low
2005
First Quarter	2,492.9	126,161,545	2,034,864	19.89	21.42	18.08
Second Quarter	2,806.6	139,228,647	2,141,979	20.22	21.24	18.66
Third Quarter	2,935	156,575,380	2,372,354	18.80	20.35	17.15
Fourth Quarter	2,634.7	154,968,304	2,421,380	17.09	18.43	15.26
2006
First Quarter	3,070.7	195,382,270	3,005,881	15.98	19.32	13.92
Second Quarter	2,624.8	175,869,526	2,836,605	14.99	17	12.48
Third Quarter	1,794.9	142,397,475	2,190,730	12.49	13.65	11.65
Fourth Quarter	1,511.5	109,870,484	1,743,976	13.80	14.92	12.12
2007
First Quarter	1,959.2	135,092,891	2,110,826	14.54	15.60	13.33
Second Quarter	1,785.9	125,924,702	2,031,044	14.21	14.70	13.60
Third Quarter	1,557.7	126,800,792	1,950,781	12.29	14.93	10.26
Fourth Quarter	1,054.3	96,702,147	1,510,971	10.77	12.35	9.43
2008
FIRST QUARTER	1,274	206,952,472	3,337,943	6.37	9.65	3.90
Source: NYSE Euronext

2007 FORM 20-F – THOMSON GROUP - 121

Back to contents

	Euronext Paris
	Volume of transactions			Share price (in €)
Last six months	(in € million)	Shares	Average volume	Average closing price	High	Low
2007
December	247	24,487,952	1,288,840	10.02	10.64	9.43
November	386.6	35,821,626	1,628,256	10.85	12.12	10.20
October	420.7	36,392,569	1,582,286	11.43	12.35	10.51
2008
March	434.7	54,675,715	2,485,260	7.94	9.65	6.83
February	498.3	75,068,872	3,574,708	6.83	9.05	5.03
January	341.0	77,207,885	4,063,573	4.36	5.05	3.90
Source: NYSE Euronext

5.3.3 Listing on the New York Stock Exchange

The Bank of New York Mellon has been serving as the depositary with respect to the ADSs traded on the New York Stock Exchange since February 2005. Each ADS represents one ordinary share.

The tables below set forth, for the periods indicated, the high and low quoted prices in US dollars for our ADSs on the New York Stock Exchange.

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Years ending December 31	(in US $ million)	Shares	Average volume	Average closing price	High	Low
2005	428.4	17,951,700	71,237	23.70	28.36	18.37
2006	242.9	13,262,100	52,837	17.95	23.06	14.96
2007	337.5	19,797,565	78,562	17.66	20.49	13.50

2007 FORM 20-F – THOMSON GROUP - 122

Back to contents

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Quarters for years ending December 31	(in US $ million)	Shares	Average volume	Average closing price	High	Low
2005
First Quarter	170.3	6,539,300	107,202	26.15	28.36	23.49
Second Quarter	90.7	3,559,000	55,609	25.45	27.39	23.90
Third Quarter	77.6	3,376,200	52,753	22.97	24.33	20.60
Fourth Quarter	89.7	4,477,200	71,067	20.29	22.04	18.37
2006
First Quarter	100.1	5,194,800	83,787	19.15	23.06	16.69
Second Quarter	51.5	2,742,900	43,538	18.90	20.95	15.71
Third Quarter	34.7	2,175,600	34,533	15.92	17.35	14.96
Fourth Quarter	56.6	3,148,800	49,981	17.85	19.69	15.48
2007
First Quarter	82.1	4,313,891	70,720	19.07	20.49	17.92
Second Quarter	59.6	3,136,850	49,791	19.16	19.95	18.18
Third Quarter	73.8	4,366,900	69,316	16.89	20.24	14.52
Fourth Quarter	121.9	7,979,924	124,686	15.58	17.58	13.50
2008
FIRST QUARTER	111.5	12,593,949	206,458	9.57	13.73	6.18
Source: NYSE, Bloomberg

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Last six months	(in US $ million)	Shares	Average volume	Average closing price	High	Low
2007
December	56.9	3,936,788	196,839	14.45	15.56	13.50
November	32.8	2,081,536	99,121	15.87	17.44	15.05
October	32.2	1,961,600	85,287	16.30	17.58	14.94
2008
March	40.4	5,924,119	296,206	6.76	7.65	6.18
February	29.8	3,129,227	156,461	10.11	13.23	7.63
January	41.4	3,540,603	168,600	11.74	13.73	10.47
Source: NYSE, Bloomberg

2007 FORM 20-F – THOMSON GROUP - 123

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 124

Back to contents

6

ADDITIONAL INFORMATION

6.1

Share Capital and Voting Rights

127

6.1.1

Share Capital (Article 6 of our by-laws)

127

6.1.2

Changes in Share Capital and in Shareholders Rights

127

6.1.3

Voting Rights

128

6.1.4

Other rights of Shareholders (Article 9 of our by-laws)

129

6.1.5

Equity Securities Not Representing Share Capital

129

6.1.6

Evolution of Share Capital

129

6.1.7

Thomson Shares subject to a Security Interest

130

6.1.8

Delegations granted to the Board of Directors by the Shareholders’ Meetings

130

6.2

Memorandum and Articles of Association

131

6.2.1

Corporate purpose (Article 2 of our by-laws)

131

6.2.2

Form, Holding and Transfer of Shares (Articles 7 and 8 of our by-laws)

131

6.2.3

Shareholders’ Meetings and Voting Rights (Article 19 of our by-laws)

132

6.2.4

Financial Statements and Communications with Shareholders

131368

6.2.5

Dividends (Article 22 of our by-laws)

136

6.2.6

Liquidation Rights

137

6.2.7

Requirements for Holdings Exceeding Certain Percentages

139

6.2.8

Purchase of Own Shares

138

6.2.9

Trading in our Own Shares

138

6.3

Material Contracts

139

6.4

Exchange Controls and Other Limitations Affecting Security Holders

140

6.4.1

Ownership of Shares or American Depositary Shares by Non-French Persons

140

6.4.2

Exchange Controls

140

6.5

Taxation

140

6.5.1

French Taxation

140

6.5.2

Taxation of US Investors

152

6.5.3

Taxation of Dividends

143

6.5.4

Taxation of Capital Gains

145

6.5.5

French Estate and Gift Tax

145

6.5.6

Passive Foreign Investment Company Status

145

6.6

Reserved

145

6.7

Organizational Chart as of December 31, 2007

146

6.7.1

Parent Company

148

6.7.2

Organization of the Group’s subsidiaries

148

6.7.3

Principal Group subsidiaries

148

6.8

Information on Minority Interests

149

6.9

Documents on Display

150

6.10

Calendar for the Disclosure of Financial Information

150

2007 FORM 20-F – THOMSON GROUP - 125

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 126

Back to contents

6.1 Share Capital and Voting Rights

6.1.1 Share Capital (Article 6 of our by-laws)

Number of shares: 269,890,028, all the same class.

Nominal value: 3.75 euros.

Amount of share capital: 1,012,087,605 euros, fully paid up.

For more information regarding our share capital, refer to Chapter 5 “Major Shareholders and listings Information”, section 5.1 “Major Shareholders”.

6.1.2 Changes in Share Capital and in Shareholders Rights

Any change in the share capital of the Company is subject to the applicable French law. Our by-laws do not provide specific requirements for changes in share capital or in rights associated to the shares.

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

•

by exercise of any other securities giving rights to such securities;

•

by capitalization of profits, reserves or share premiums;

•

subject to various conditions, in satisfaction of debt incurred by our Company; or

•

any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an Extraordinary General Meeting, acting under the quorum and majority requirements applicable to Ordinary Shareholders’ Meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an Extraordinary General Meeting, acting under the quorum and majority requirements applicable to Extraordinary Shareholders’ Meetings. Refer to section 6.2.3: “Shareholders Meetings and Voting Rights.”

When a capital increase is decided (except when it results from (i) an earlier issue of securities giving rights to shares or (ii) an incorporation of reserves or (iii) assets contributed in kind), the shareholders must also consider whether an additional capital increase should be reserved for employees participating in Thomson’s saving plan (Fonds Communs de Placement d’Entreprise or “FCPE”); such reserved capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the share capital increase. With respect to the current authorizations to increase our share capital, see below section 6.1.8: “Delegation granted to the Board of Directors by the Shareholders’ Meetings”.

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that shareholders decide the global threshold of the capital increase and the duration of the delegation. The Board of Directors may further delegate this right to the Chief Executive Officer.

2007 FORM 20-F – THOMSON GROUP - 127

Back to contents

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

Preferential Subscription Rights

According to the French Commercial Code, if we issue new shares or securities giving access to the share capital of the Company, current shareholders will have preferential subscription rights to these securities on a pro rata basis. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

The affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote at an Extraordinary General Meeting may waive the preferential subscription rights of all shareholders with respect to any particular offering or a portion of that offering. French law requires that the Board of Directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an Extraordinary General Meeting to give the existing shareholders, in lieu of subscription rights, a non-transferable priority right to subscribe to the new securities, during a limited period of time no shorter than three trading days. Shareholders also may notify us that they wish to waive, on an individual basis, their preferential subscription rights with respect to any particular offering if they so choose.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at an issuing price equal to or exceeding the average market price of the shares in the three trading days preceding the setting of the price (such average market price may be reduced by a maximum discount of 5%). However, within the limit of 10% of the share capital per year, the General Extraordinary Shareholders’ Meeting may authorize the Board of Directors to set the issuing price in accordance with terms set by the General Extraordinary Shareholder Meeting.

Modification of the rights of a class of shareholders

Special Meetings of shareholders of a certain category of shares (such as, among others, preferred shares) are required for any modification of the rights derived from such category of shares. The resolutions of the Shareholders’ General Meeting affecting these rights are effective only after approval by the relevant Special Meeting. As previously noted, the ordinary shares currently constitute the Company’s only class of capital stock, and the Company has not issued any preferred shares.

For a Special Meeting of holders of a certain category of shares, the quorum requirement is 33 1/3% (or 20% upon resumption of an adjourned meeting) of the shares entitled to vote in that category. A two thirds majority of the shares entitled to vote in that category is required to amend shareholders rights and a unanimous vote is required to increase liabilities of shareholders.

6.1.3 Voting Rights

Each shareholder is entitled to one vote per share only.

Under French law, shares of a company held in treasury by that company are not entitled to voting rights.

2007 FORM 20-F – THOMSON GROUP - 128

Back to contents

6.1.4 Other rights of Shareholders (Article 9 of our by-laws)

In addition to the right to vote in Shareholders’ Meetings, each shareholder has a right to the corporate assets of the Company, its corporate benefits and any surplus assets upon liquidation that is proportional to such holder’s interest in the share capital of the Company.

When it is mandatory to hold a certain amount of shares in order to be able to exercise a right as a shareholder, shareholders who do not possess the requisite amount have the burden to procure it if they seek to exercice such right.

The holding of one share implies ipso jure the approval of the Company’s by-laws, of the decisions of the Shareholders’ Meetings and of the decisions made by the Board of Directors under a delegation of powers granted at the Shareholders’ Meeting.

6.1.5 Equity Securities Not Representing Share Capital

None.

6.1.6 Evolution of Share Capital

Transaction date	Number of Shares issued or cancelled	Increase/decrease of the Share Capital	Total amount of the Share Capital	Additional paid-in Capital per Share	Additional paid-in Capital variation	Value of the Share premium in Balance Sheet	Cumulated amount of shares	Nominal value
		(in euros)	(in euros)	(in euros)	(in euros)	(in euros)		(in euros)
2005 Equity transaction costs resulting from previous capital increases	-	-	1,024,905,120	-	9,301,564	1,860,838,592	273,308,032	3.75
July 25, 2006 Increase of share capital (for cash) (1)	563,264	2,112,240	1,027,017,360	12.25	6,899,984 (*)	1,867,738,576 (*)	273,871,296	3.75
Equity transaction costs resulting from the capital increase dated July 25, 2006	-	-	1,027,017,360	-	(85,508)	1,867,653,068	273,871,296	3.75
Distribution paid on July 11, 2006, out of the Additional paid-in Capital	-	-	1,027,017,360	-	(78,335,657)	1,789,317,411	273,871,296	3.75
May 15, 2007 Reduction of share capital (cancellation of shares)	(2,500,000)	(9,375,000)	1,017,642,360	-	(38,373,891)	1,750,943,520	271,371,296	3.75
Distribution paid on July 3, 2007, out of the Additional paid-in Capital	-	-	1,017,642,360	-	(87,34,125)	1,663,909,395	271,371,296	3.75
Oct. 17, 2007 Reduction of share capital (cancellation of shares)	(1,481,268)	(5,554,755)	1,012,087,605	-	(20,506,800)	1,643,402,595	269,890,028	3.75
Dec. 31, 2007			1,012,087,605			1,643,402,595	269,890,028	3.75
(1) Before deduction of equity transaction costs from additional paid-in capital.

2007 FORM 20-F – THOMSON GROUP - 129

Back to contents

6.1.7 Thomson Shares subject to a Security Interest

To the best knowledge of the Company, as of February 29, 2008, no shares of the Company are subject to a pledge or other security interest.

6.1.8 Delegations granted to the Board of Directors by the Shareholders’ Meetings

Type of authorization	Ordinary or Extraordinary Shareholders’ Meeting (“OSM” or “ESM”) date	Duration and expiration	Scope
Delegation to the Board of Directors of its capacity to grant stock options to subscribe or to purchase shares to Group employees or corporate officers (*)	ESM May 10, 2005 (16th resolution)	38 months, until July 10, 2008	For up to 3% of the share capital as of the day of the Board of Directors meetingPartially used in December 2005, September 2006 and December 2007
Delegation to the Board of Directors of its capacity to grant, for free, existing or future shares in favor of all or a portion of the Group’s employees or corporate offficers (*)	ESM May 15, 2007(13th resolution)	38 months, until July 15, 2010	For up to 1% of the share capital as of the day of the Board of Directors meeting Partially used in June 2007 and October 2007

Delegation to the Board of Directors of its capacity to increase the capital reserved for employees under Group Saving Plan (“Plan d’épargne d’entreprise”) without preferred subscription rights in favor of the latter (*)

	ESM May 15, 2007(12th resolution)	26 months, until July 15, 2009	For up to a maximum amount of €15 millionUnused
Delegation to the Board of Directors of its capacity to effect a capital increase by capitalizing premiums, reserves, or profits (*)	ESM May 15, 2007(10th resolution)	26 months, until July 15, 2009	For up to €250 millionUnused

Delegation to the Board of Directors of its capacity to effect a capital increase, through the issuance (with preferential subscription rights) of shares or securities giving access to the capital of the Company and/or entitlement to debt securities (*)

	ESM May 15, 2007(8th resolution)	26 months, until July 15, 2009	For up to €250 millionUnused

Delegation to the Board of Directors of its capacity to effect a capital increase, through the issuance (without preferential subscription rights) of shares and/or securities giving access to the capital of the Company and/or entitlement to debt securities (*)

	ESM May 15, 2007(9th resolution)	26 months, until July 15, 2009	For up to €200 millionUnused
Delegation to Board of Directors of its capacity to increase the number of securities (with or without preferential subscription rights) to be issued in case of a capital increase (*)	ESM May 15, 2007(11th resolution)	26 months, until July 15, 2009	For up to 15% of the initial issuanceUnused
Delegation to the Board of Directors of the authority to reduce the capital through the cancellation of the shares acquired within the scope of the share buy-back program	ESM May 15, 2007(7th resolution)	26 months, until July 15, 2009	For up to 10% of the share capitalPartially used in May and October 2007
Delegation to the Board of Directors of the authority to purchase the Company’s own shares	OSM May 15, 2007 (5th resolution)	18 months, until November 15, 2008	For up to 10% of the share capital at a purchase price not exceeding €40 per share
(*) The aggregate maximum nominal amount of the share capital increases authorized pursuant to all of these delegations is limited to €300 million

2007 FORM 20-F – THOMSON GROUP - 130

Back to contents

The renewal of the following delegations is proposed to the Annual General Shareholders’ Meetings to be held on May 22, 2008:

•

authorization to be given to the Board of Directors to allow the Company to purchase its own shares;

•

delegation to the Board of Directors of the capacity to grant subscription or to purchase shares to staff or corporate officers of the Company or companies related to it through direct or indirect interests;

•

delegation to the Board of Directors of the capacity to increase capital in favor of members of company savings plans without preferred subscription rights in favor of the latter.

6.2 Memorandum and Articles of Association

We summarize in this Chapter certain material provisions of applicable French law and our by-laws. For an unofficial English translation of our by-laws, please refer to Exhibit 1 to this Annual Report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France.

Amendment to the by-laws are proposed to the Annual General Shareholders’ Meeting to be held on May 22, 2008 regarding the length of the mandates of Directors to be renewed during the said Meeting and the appointment process for Directors representing employees shareholders.

6.2.1 Corporate purpose (Article 2 of our by-laws)

Our corporate purpose is:

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

6.2.2 Form, Holding and Transfer of Shares (Articles 7 and 8 of our by-laws)

Form of Shares

Our by-laws provide that the shares may be held in registered or bearer form at the holder’s election. However, see paragraph 6.2.7 “Requirements for Holdings Exceeding Certain Percentages” of the present chapter for the case where holding of shares in registered form is required.

Holding of Shares

In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates under the conditions defined by applicable legislation.

2007 FORM 20-F – THOMSON GROUP - 131

Back to contents

Accounts of shares in registered form are maintained by the Company or by an accredited intermediary (currently Société Générale). Each registered shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, shows that they are so held. The Company, or the accredited intermediary, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by a financial accredited intermediary and are registered in an account which the intermediary maintains with Euroclear France (a French clearing system which holds securities for its participants). Each financial accredited intermediary maintains a record of shares held through it. Shares held in bearer form may only be transferred through intermediaries and Euroclear France.

In order to identify holders of bearer shares, the Company has the right, subject to applicable law and regulation, to request, at any time and subject to the payment of fees, that Euroclear France provides it with the name, form, nationality, date of birth or the date of incorporation or formation, as well as the address of the holders of shares or other securities granting immediate or future voting rights, held in bearer form, in addition to the number of shares or other securities held by such a person, and, if applicable, any restrictions applicable to the shares. When a person for whom information has been requested does not provide this information within the time allowed by applicable law and regulation or if the information is incomplete or erroneous with respect to either legal capacity or the identity of the owner of the securities, and the number of shares held, the shares or the securities that immediately or in the future entitle their owner to receive shares, and for which this person was registered as a shareholder shall be deprived of the right to vote at all Shareholders’ Meetings that may be held until proper identification is provided, and the payment of the dividends on said shares or securities shall be withheld until such time.

The Company may request any legal person (“personne morale”) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than one third of its share capital or of its voting rights.

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

Transfer of Shares

Our by-laws do not contain any restriction to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on Euronext Paris and, accordingly, must be registered in an account maintained by a financial accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant financial accredited intermediary.

For dealings on Euronext Paris, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a written transfer instrument has been executed in France.

6.2.3 Shareholders’ Meetings and Voting Rights (Article 19 of our by-laws)

General

In accordance with the French Commercial Code, there are three types of Shareholders’ General Meetings, ordinary, extraordinary and special.

Ordinary General Meetings of shareholders are required for matters such as:

•

electing, replacing and removing directors;

•

appointing independent auditors;

•

approving the annual accounts;

•

authorizing the distribution and payment of dividends; etc.

2007 FORM 20-F – THOMSON GROUP - 132

Back to contents

Extraordinary General Meetings of shareholders are required for amendments to our by-laws, which includes, but is not limited to:

•

changing the Company’s name or corporate purpose;

•

increasing or decreasing our share capital;

•

creating a new class of equity securities;

•

authorizing the issuance of investment certificates, convertible or exchangeable securities;

•

establishing any other rights of equity securities;

•

selling or transferring substantially all of our assets;

•

the voluntary liquidation of our Company, etc.

Special Meetings of shareholders are held with holders of a certain category of shares (such as, among others, preferred shares). Please also refer to Section 6.1.2 paragraph “Modification of the rights of a class of shareholders”.

Shareholders’ Meetings are held either at the headquarters of the Company or at another place as indicated in the notice of the Meeting. When the Board of Directors decides to convene a Shareholder’s Meeting, it may also decide on the public broadcast of the entirety of such General Meeting by video conference and/or data transmission subject to conditions provided for under applicable regulation. As the case may be, this decision is to be communicated in the announcement of the session and in the notice of the Meeting.

Two members of the Workers Council (Comité d’entreprise) can attend General Meetings. They are also entitled to participate in the discussions related to decisions which require unanimous shareholders vote. The Company’s Chief Executive Officer, or any other person acting under his delegation shall inform the Workers Council by all means of the date and place of General Meetings.

The Chairman of our Board of Directors or, if unavailable, a Vice President of the Board of Directors presides over Shareholders’ Meetings. If none are available, the Board of Directors may delegate a member to preside over the Meeting. Otherwise, those present at the Meeting may elect a meeting chairperson. The scrutineers’ functions are held by the two members of the Meeting representing the highest amount of voting rights, provided they accept such functions.

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

If the Board of Directors fails to convene a Shareholder’s Meeting, Meetings can be convened by our independent auditors, the majority shareholder after a tender offer (“offre publique d’achat ou d’échange”), or after the transfer of a controlling block, or by a court-appointed agent upon request of:

•

one or several shareholders holding at least 5% of our share capital; or

•

any interested party in cases of urgency; or

•

the Worker’s Council (“comité d’entreprise”) provided that there is an emergency; or

•

duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a certain percentage of the voting rights of the Company as defined at Article L.225-120, II of the French Commercial Code; or

In the case of a liquidation, Shareholders’ Meeting are convened by liquidators.

Notice of Shareholders’ Meetings

We must announce General Meetings at least 35 days (or 15 days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) in advance by means of a preliminary notice (avis de réunion) which is published in the Bulletin des annonces légales obligatoires, or “BALO”. The preliminary notice must be sent to the Autorité des marchés financiers prior to publication. It must contain, among other things, the time, date and place of the Meetings, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the Meeting and the procedure for voting by mail or by data transmission. The Autorité des marchés financiers also recommends that simultaneously with the publication of the preliminary notice in the BALO, a summary of the preliminary notice should be published in a newspaper of national circulation in France, which contains the time, date and place of the Meeting as well as indicates how investors can obtain documents relating to such Meetings.

2007 FORM 20-F – THOMSON GROUP - 133

Back to contents

At least fifteen days (or six days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) prior to the date set for the Meeting on first call, and at least six days (or four days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) before any second call, we must send a final notice (avis de convocation) containing the final agenda, place, date and other information for the Meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative area (“département”) in which the Company is registered as well as in the BALO, with prior notice having been sent to the Autorité des marchés financiers. The Autorité des marchés financiers also recommends the publication of the final notice on the Company’s web site.

In general, shareholders can only take action at Shareholders’ Meetings on matters listed on the agenda for the Meeting. As an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors even though these actions have not been included on the agenda. Additional resolutions may be included in the agenda from the publication of the preliminary notice in the BALO up to twenty-five days prior to the date on which the Shareholders’ Meeting is scheduled, by:

•

one or several shareholders holding a specified percentage of shares; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a certain percentage of our voting rights as defined by Articles L.225-105, paragraph 2 and R.225-71, paragraph 2 of the French Commercial Code; or

•

the Worker’s Council.

However, if the preliminary notice in the BALO was published more than forty-five days prior to the date on which the Shareholders’ Meeting is scheduled, such additional resolutions may be proposed only within twenty days following such publication. In the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail, additional resolutions may be proposed only within five days following the publication of the preliminary notice in the BALO.

The Board of Directors must submit these resolutions to a vote of the shareholders.

From the date of the publication of the final notice in the BALO and until the fourth business day preceding a Meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the Meeting. The Board of Directors must respond to these questions.

Moreover, the Board of Directors must, fifteen calendar days before a meeting, make available relevant documents – as defined by decree - that will enable the voting shareholders to make an informed decision.

Attendance and Voting at Shareholders’ Meetings

Each shareholder is entitled to one vote per share at any General Meeting.

If a shareholder fails to properly notify us on passing specific thresholds, in the manner described below under section 6.2.7 “Requirements for Holdings Exceeding Certain Percentages” of the present Chapter, the shares over that threshold may be deprived of their voting right.

Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholders may attend Ordinary General Meetings and Extraordinary General Meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our by-laws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an Ordinary or Extraordinary General Meeting.

2007 FORM 20-F – THOMSON GROUP - 134

Back to contents

As from January 1, 2007, under Article R.225-85 of the French Commercial Code, participation to General Meetings is subject to the entry of registration either in the accounts of registered shares held by the Company, either in the accounts of bearer shares held by the accredited intermediary, under the conditions set forth by applicable legislation, in each case by 12:00 a.m. (Paris time) on the third trading day preceding the General Meeting. For holders of registered shares, the entry of registration in the accounts of registered shares at least on the third trading day preceding the General Meeting enables them to participate in the Meeting. For the owner of bearer shares the registration is evidenced by a certificate of participation (attestation de participation) issued by the authorized intermediary.

Proxies and Votes by Mail or Videoconference

All shareholders who have properly registered their shares or duly presented a certificate of participation from their financial accredited intermediary may participate in General Meetings in person, or be represented by a spouse or by another shareholder. Our by-laws provide for the possibility of participating or voting in Shareholders’ Meetings by videoconference or by data transmission, pursuant to applicable law and regulations. A holder of bearer shares who is not a French resident may be represented at Shareholders’ Meetings by an appointed intermediary as described in the paragraph “Attendance and Voting at Shareholders’ Meetings” of the present Chapter.

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

With respect to votes by mail, we – or our intermediary - must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the Shareholders’ Meeting.

Under conditions established by law and regulations and upon decision of the Board of Directors, the shareholders may also send their proxy forms and forms for voting by data transmission. In this case, the address of the website shall be mentioned in the preliminary notice and the notice of meeting.

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

If a quorum is not present at a meeting, the Meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an Ordinary Meeting or for an Extraordinary General Meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. In the case of any other reconvened Extraordinary General Meeting or Special Meeting of holders of a certain category of shares, the quorum required is 20% of the shares entitled to voting rights. However, only questions that were on the agenda of the adjourned Meeting may be discussed and voted upon. If a quorum is not present, the reconvened Meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

2007 FORM 20-F – THOMSON GROUP - 135

Back to contents

When the Board of Directors has decided the public rebroadcast of the entirety of the General Meeting by video conference and/or data transmission, the shareholders who attend the General Meeting by video conference, or by any means of telecommunications allowing them to be identified, are deemed to be present for the quorum and majority calculation.

Under French law, shares of a company held in treasury by that company are not counted for quorum purposes and as such are not entitled to voting rights.

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

At any other Extraordinary General Meeting or Special Meeting of holders of a certain category of shares, a two-thirds majority of the shareholder votes cast is required, including abstentions by shareholders present, or represented by proxy, voting by mail or by videoconference, or by any means of telecommunications allowing them to be identified.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail or data transmission (if applicable) is counted as a vote against the resolution submitted to a shareholder vote.

6.2.4 Financial Statements and Communications with Shareholders

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

6.2.5 Dividends (Article 22 of our by-laws)

Income available for distribution consists of net income for the fiscal year, less any prior losses and the amounts to be allocated to reserve accounts as stipulated by law, plus any retained earnings.

From this amount, the Annual General Meeting may then, upon a proposal submitted by the Board of Directors, set aside as much as it deems appropriate to allocate to any ordinary or extraordinary discretionary reserves or to the retained earnings account.

Any remainder is then divided up between the shares in proportion to their paid-up and unredeemed value.

The Board of Directors may decide to pay interim dividends in the cases and under the terms provided for in law.

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

2007 FORM 20-F – THOMSON GROUP - 136

Back to contents

Distribution of Dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders from the date of the Shareholders’ Meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders from the date of the Board of Directors’ Meeting in which the distribution of interim dividends is decided. The dividend payment date is decided by the shareholders in an Ordinary General Meeting, or by the Board of Directors in the absence of such a decision by the shareholders.

Timing of Payment

According to the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the dividend payment date revert to the French State.

6.2.6 Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings. Shareholders only bear losses up to the amount of their contributions.

6.2.7 Requirements for Holdings Exceeding Certain Percentages

Requirements for holdings exceeding certain percentages are set forth by Article L.233-7 of the French Commercial Code.

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes or ceases to be the owner, directly or indirectly, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95%, as applicable, of the outstanding shares or voting rights of a French company listed on a regulated market of the European Economic Area or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company and the Autorité des marchés financiers within five trading days of the date it crosses such threshold, of the number of shares it holds (directly or in the form of ADSs or by an intermediary as described in Section 6.2.2, paragraph “Holding of Shares” of the present Chapter), their voting rights and the number of securities giving access, directly or indirectly, to shares and/or voting rights. The Autorité des marchés financiers makes this information public.

French law and the General Regulation of the Autorité des marchés financiers impose additional reporting requirements on persons who are increasing their ownership above 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report (“déclaration d’intention”) with the Company and the Autorité des marchés financiers within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify whether it is acting alone or in concert with other entities or persons and indicate its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the Company in question or to seek nomination to the Board of Directors. The Autorité des marchés financiers makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding (or in the ones of the entities or persons acting in concert with it). Upon any change of intention, it must file a new report.

Under Autorité des marchés financiers’ regulations, and subject to limited exemptions granted by the Autorité des marchés financiers, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital, voting rights and securities giving access to such share capital or voting rights of such company.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all Shareholder’s Meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Chairman of the Board, any shareholder or the Autorité des marchés financiers, and may be subject to a fine.

2007 FORM 20-F – THOMSON GROUP - 137

Back to contents

In addition, our by-laws provide that any individual or entity, acting alone or in concert, who becomes, directly or indirectly, the owner of:

(a) 0.5% or any multiple thereof, of the total number of shares or voting rights of the Company must notify the Company within 5 trading days of exceeding the threshold by registered/certified letter with return receipt requested, by fax, or by telex indicating whether the shares or voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. This duty applies under the same conditions when the equity holding or the voting rights fall below the thresholds mentioned above;

(b) 2% of the total number of shares comprising the share capital or voting rights must within 5 days of exceeding this threshold to request that its shares be converted into registered form. This also applies to all the shares acquired beyond that threshold. A copy for entry in registered form, sent by registered/certified letter with return receipt requested, by telex or by fax to the Company within this 5-day period shall operate as a statutory declaration of exceeding the threshold.

Each shareholder who does not comply with the requirements in (a) above may, under the conditions and limitations specified by French law be deprived of the right to vote pertaining to the shares exceeding the threshold at issue.

Under French law, any listed company must publish monthly the total number of shares and voting rights composing its share capital, if such number varied as compared to those previously published, in compliance with Autorité des marchés financiers’ regulations.

In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the Autorité des marchés financiers.

6.2.8 Purchase of Own Shares

Under French law, the Company may not issue shares to itself. However, it may, once listed, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months following the Shareholder’s Meeting authorization. To acquire shares for this purpose, the Company must release a description of the share buy-back program (“descriptif du programme”) before its launching date. The description of the program must contain certain information, including the date of the Shareholders’ Meeting which authorized it and the main terms and conditions of such program (e.g., its objectives, the maximum number of securities that may be acquired under the program and the maximum repurchase price). The company does not need to publish such a description, if the required disclosure is already included in its French Document de Référence and herein. See Chapter 5: “Shareholders and Listing Information”, section 5.1.2 “Purchases of Equity Securities by the Issuer and Affiliated Purchaser”.

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

6.2.9 Trading in our Own Shares

Pursuant to European and Autorité des marchés financiers’ regulations, the Company may not trade in its own shares for the purpose of manipulating the market. Pursuant to these regulations, trades that do not comply with the following requirements are prohibited:

2007 FORM 20-F – THOMSON GROUP - 138

Back to contents

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

In addition, in order to benefit from the exemption provided by the European and Autorité des marchés financiers’ regulations, the Company shall not, during its participation in a share repurchase program, engage in the following trading:

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

Pursuant to the general regulation of the Autorité des marchés financiers and its instruction, the Company must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a release posted on its website, no later than the seventh trading day following the date of execution said transactions and declare the transactions to the Autorité des marchés financiers on a monthly basis.

The Company has established “black-out periods” during which shares must not be sold or purchased by it. These periods include half-year “black-out periods” from June 25 to the second business day following the announcement of the first half results and from December 25 to the second business day following the announcement of the full year results. The Company has also established quarterly “black-out periods” from March 25 to the second business day following the announcement of the first quarter sales and from September 25 to the second business day following the announcement of the third quarter sales.

6.3 Material Contracts

None.

2007 FORM 20-F – THOMSON GROUP - 139

Back to contents

6.4 Exchange Controls and Other Limitations Affecting Security Holders

6.4.1 Ownership of Shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions as described above in section 6.2 “Memorandum and Articles of Association” of the present Chapter.

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

6.4.2 Exchange Controls

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

6.5 Taxation

6.5.1 French Taxation

The following generally summarizes the material French tax consequences of owning and disposing of our shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof and are subject to any changes in applicable laws, regulations and tax treaties after that date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and is not intended to substitute competent professional advice. Individual situations of shareholders may vary from the description made below. Shareholders are advised to consult their legal, financial or tax advisor.

The following summary does not discuss the treatment of shares that are held by a resident of France (except for purposes of illustration) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company.

Taxation of Dividends on Shares

The term “dividends” used in the following discussion means dividends within the meaning of the relevant income tax treaties where applicable, or, where not defined by such treaties, within the meaning of French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

Pursuant to the 2004 French Finance Law, shareholders resident in France (“French Resident Holders”) who are individuals and who receive dividends are taxed on 60% of the amount of the dividends received (after taking into account an applicable rebate (“réfaction”) of 40%) and, in addition, are entitled to a tax credit (“crédit d’impôt”) equal to 50% of the amount of dividends they received. The crédit d’impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder. In addition, as a result of the 2008 French Finance Law, French Resident Holders may instead opt for a withholding tax equal to 18% of the dividends received and, in such a case, will not be eligible to the receipt of crédit d’impôt.

2007 FORM 20-F – THOMSON GROUP - 140

Back to contents

Under French domestic law, shareholders who are not resident of France for tax purposes (“Non-French Resident Holders”) are not eligible for the benefit of this crédit d’impôt. Non-French Resident Holders are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends. As a result of the 2008 French Finance Law, this withholding tax is reduced to 18% to dividends distributed to Non-French Resident Holders who are residents of certain States located within the European Economic Area.

However, non-resident individual shareholders who benefit from a tax treaty which provides for the refund of the avoir fiscal may be entitled to the refund of the crédit d’impôt (less applicable withholding tax). Qualifying Non-French Resident Holders may also be eligible for a reduced rate of French withholding tax (generally to 15%, 5% or 0%) under the applicable tax treaty.

The following countries and Territoires d’Outre-Mer and other territories have entered into tax treaties with France under which tax residents of such countries and territories may, under certain conditions, obtain from the French tax authorities both a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Non-French Resident Holders should consult their own tax advisors in order to determine the effect of the relevant tax treaty provisions (if any) and the applicable procedures in respect of the Administrative Guidelines, in light of such holders’ particular circumstances.

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

The Administrative Guidelines set the requirements under which Non-Resident Holders may obtain a reduction or an elimination of the French withholding tax under an income tax treaty. A reduction or elimination at the time of payment (i.e., at source) will only be granted (i) to those Non-French Resident Holders that may qualify for the so-called “simplified” procedure, and (ii) to a certain extent, those Non-French Resident Holders whose identity and tax residence are known to the French paying agent of the dividends (within the meaning of the Administrative Guidelines) at the time of the payment of the dividends.

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

Where the Non-French Resident Holder’s identity and tax residence are known to the French paying agent, the latter may directly apply the reduction or elimination of the withholding tax rate to dividends it pays to such Non-French Resident Holders without obtaining a certificate of residence.

2007 FORM 20-F – THOMSON GROUP - 141

Back to contents

Non-French Resident Holders eligible for treaty benefits who are not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent at the time of the payment of the dividends may obtain a reduction or elimination of the withholding tax under the so-called “standard” procedure. Under the “standard” procedure, the French paying agent withholds the entire tax and the Non-French Resident Holder may apply for a partial or total refund by filing the appropriate form duly completed in compliance with the provisions set out in the Administrative Guidelines. The withholding tax refund, if any, is ordinarily paid within 12 months of the filing, but not before January 15 of the year following the calendar year in which the related dividend is paid.

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

Estate and Gift Tax

France imposes estate and gift tax on shares of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor (and of the transferee under certain conditions). However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit. Prospective investors should consult their own advisors concerning the applicability of French estate and gift tax in their particular case and the availability of, and the conditions for claiming exemptions under, such a treaty.

Wealth Tax

The French wealth tax (Impôt de solidarité sur la fortune) generally does not apply to Non-French Resident Holders who are individuals owning directly or indirectly less than 10% of our share capital assuming the shares do not enable such non-French residents to exercise influence over our Company.

6.5.2 Taxation of US Investors

This section describes the material United States federal income tax consequences and French tax consequences to US holders, as defined below, of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section may not apply to you if you are a member of a special class of holders subject to special rules, including:

•

a dealer in securities;

•

a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•

a tax-exempt organization;

•

a life insurance company;

•

a person liable for alternative minimum tax;

•

a person that actually or constructively owns 5% or more of the voting stock or the share capital of Thomson;

•

a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•

a person whose functional currency is not the US dollar.

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

2007 FORM 20-F – THOMSON GROUP - 142

Back to contents

You are a US holder if you are a beneficial owner of shares or ADSs and you are for US federal income tax purposes:

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

6.5.3 Taxation of Dividends

French Taxation of Dividends

As discussed above in more detail under “—French Taxation,” dividends paid by French companies to Non-French Resident Holders generally are subject to French withholding tax at a 25% rate. As a result of the 2008 French Finance Law, this withholding tax is reduced to 18% to dividends distributed to Non-French Resident Holders who are residents of certain States located within the European Economic Area. Such Non-French Resident Holders were generally not eligible for the benefit of the avoir fiscal and will not be eligible for the crédit d’impôt.

However, US holders are entitled to a reduced rate of withholding at a rate of 15% with respect to dividends, subject to the satisfaction of certain requirements described below.

US holders are no longer entitled to any refund of the avoir fiscal or the précompte with respect to dividends distributed in or after 2005, as both the avoir fiscal and the précompte have been repealed pursuant to the 2004 Finance Law.

As discussed above in more detail under “—French Taxation,” US holders who are eligible for benefits under the Treaty and who receive dividends may be entitled to the crédit d’impôt equal to 50% of the dividends with an overall annual cap of €230 or €115, depending on the marital status of the individual.

French Procedure to Claim Treaty Benefits

Under the Treaty, the rate of the withholding tax will be reduced to 15%, provided that certain requirements are satisfied.

The requirements provided by the Administrative Guidelines and referred above to in more detail under “—French Taxation” above apply to a US holder, although the US Internal Revenue Service (the “IRS”) is not required to certify the certificate of residence, provided that (i) the US holder provides the US financial institution managing such holder’s securities account a certificate of residence conforming with the template attached to the Administrative Guideline and (ii) the US financial institution managing the US holder’s securities account in the United States certifies to the French paying agent that the US holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certification by the US financial institution managing the US holder’s securities account in the United States is not obtained, the Internal Revenue Service should then certify the abovementioned certificate of residence and, upon certification, the US holder should furnish it to the French paying agent.

Where the US holder’s identity and tax residence are known to the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such US holder even if the US holder does not comply with the requirements set forth in the preceding paragraph.

In all cases, application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative Guidelines are duly sent to the paying agent before the dividend payment date.

A US holder that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld that were in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on forms No. 5000-FR and 5001-FR certified by the US financial institution managing the US holder’s securities account (or, if not, by the competent US tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines. Any French withholding tax refund is generally expected to be paid within twelve months from the filing of forms No. 5000-FR and 5001-FR. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

2007 FORM 20-F – THOMSON GROUP - 143

Back to contents

Copies of the forms No. 5000-FR and 5001-FR, together with instructions, are available from the US Internal Revenue Service. Certificates of residence mentioned in the Administrative Guidelines may also be available from the US Internal Revenue Service and the French Centre des impôts des non-résidents at 10, rue du Centre, 93463 Noisy-le-Grand, France. Information regarding the identity and address of the paying agent will be available from the Company.

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

The Depository is obligated to provide certificates of residence together with instructions to all US holders of ADRs registered with the Depository. The Depository is also obligated to use reasonable efforts to follow the procedures established by the French tax authorities for US holders to benefit from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made in or after 2005 to US holders who are individuals, the refund of the crédit d’impôt, in accordance with the procedures established by the French tax authorities. To effect such benefit, recovery and/or refund, the Depository is obligated to advise such US holders to return the relevant form and certificate to it properly completed and executed. The Depository is obligated to cause properly completed forms and certificates to be filed with the appropriate French tax authorities. Additionally the Depository is obligated to transfer to the US holders any resulting remittance as soon as practicable in US dollars.

United States Federal Income Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes and including any crédit d’impôt to which you may be entitled under the Treaty). You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by Thomson with respect to the shares or ADSs will generally be qualified dividend income.

You must include the dividend in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

2007 FORM 20-F – THOMSON GROUP - 144

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

6.5.4 Taxation of Capital Gains

French Taxation of Capital Gains

If you are eligible for the benefits of the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of our shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

United States Federal Income Taxation of Capital Gains

Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a non-corporate US holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

6.5.5 French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France, a transfer of shares by gift or by reason of the death of a US holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the transferor was not domiciled in France at the time of the transfer, and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

6.5.6 Passive Foreign Investment Company Status

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

6.6 Reserved

2007 FORM 20-F – THOMSON GROUP - 145

Back to contents

6.7 Organizational Chart as of December 31, 2007

2007 FORM 20-F – THOMSON GROUP - 146

Back to contents

2007 FORM 20-F – THOMSON GROUP - 147

Back to contents

At December 31, 2007, the Group had 219 consolidated subsidiaries, of which 179 were located outside France and 40 in France (see notes 5 and 39 to the Group’s consolidated financial statements).

6.7.1 Parent Company

At December 31, 2007, the parent company had 650 employees. It principally performs corporate activities (such as finance, communications, legal, human resources), most of which are located in France, although some of the corporate functions are decentralized to the United States and Asia.

The Company has entered into agreements with Group subsidiaries on an arm’s length basis covering the provision by the Company of support services in administrative, legal, account, tax and financial areas.

6.7.2 Organization of the Group’s subsidiaries

The subsidiaries are organized based on the following principles:

•

the organization of the Group’s corporate entities does not strictly mirror the structure of its business segments, since one corporate entity may house business activities belonging to different segments;

•

the Group’s aim is to have one “parent” unit per country, as is already the case in the US, Italy, The Netherlands, Japan and Germany, while reorganizations are underway in Canada and the UK;

•

the Group combines, merges, sells and terminates subsidiaries as it deems necessary and when permitted by law.

6.7.3 Principal Group subsidiaries

At December 31, 2007, the Group’s principal subsidiaries based on assets, carrying amount of the investment held by the Group and contribution to the Group’s net income were as follows:

Thomson Multimedia Sales International SAS (France)

At December 31, 2007, Thomson Multimedia Sales International SAS was directly owned by the Company. This subsidiary functions purely as a holding company.

Thomson Multimedia Sales International SAS is fully consolidated in the Group’s consolidated financial statements (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

Thomson, Inc. (US)

At December 31, 2007, Thomson Inc. was wholly-owned by the Company. This subsidiary owns other US subsidiaries active across all the Group’s business divisions and itself houses activities, notably in the Systems Division, and Corporate functions (please refer to Chapter 2: “Information on the Company”, section 2.2: “Business Overview” for further information).

Thomson Inc. did not pay any dividend to the Company in 2007.

Thomson Inc. is fully consolidated in the Group’s consolidated financial statements (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

Thomson Telecom SAS (France)

At December 31, 2007, Thomson Telecom SAS was indirectly owned by the Company. This subsidiary houses the bulk of the Access Products activities of the Systems Division (for more information about this subsidiary’s activities, please refer to Chapter 2: “Information on the Company”, section 2.2.2: “Systems” for futher information).

Thomson Telecom SAS is fully consolidated in the Group’s consolidated financial statements. (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

Technicolor, Inc. (US)

At December 31, 2007, Technicolor, Inc. was indirectly owned by the Company. This subsidiary houses the bulk of the Services Division’s US operations (for further information about the activities of this subsidiary, please refer to Chapter 2: “Information on the Company”, section 2.2.1: “Services” for further information).

Technicolor, Inc. is fully consolidated in the Group’s consolidated financial statements (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

2007 FORM 20-F – THOMSON GROUP - 148

Back to contents

Technicolor Home Entertainment Services, Inc. (US)

At December 31, 2007, Technicolor Home Entertainment Services, Inc. was indirectly owned by the Company. This subsidiary houses the bulk of DVD Services of the Services Division in the United States (please refer to Chapter 2: “Information on the Company”, section 2.2.1: “Services” for further information).

Technicolor Home Entertainment Services, Inc. is fully consolidated in the Group’s consolidated financial statements. (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

Technicolor Disc Services International Ltd. (UK), Technicolor Network Services Ltd. (UK), Technicolor Ltd. (UK) and The Moving Picture Company Ltd. (UK)

At December 31, 2007, these subsidiaries were indirectly owned by the Company. They house all the activities of the Services Division in the UK (please refer to Chapter 2: “Information on the Company”, section 2.2.1: “Services” for further information).

These companies are fully consolidated in the Group’s consolidated financial statements. (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

Thomson Licensing SAS (France)

At December 31, 2007, Thomson Licensing SAS was wholly-owned by the Company. This subsidiary houses the Intellectual Property & Licenses activities (please refer to Chapter 2: “Information on the Company”, section 2.2.3 “Technology” for further information).

In 2007, Thomson Licensing paid a dividend of €269 million to the Company in respect of the 2006 financial year.

Thomson Licensing is fully consolidated in the Group’s consolidated financial statements. (please refer to Note 39 in Chapter 10: “Thomson Consolidated Financial Statements”).

6.8 Information on Minority Interests

Thomson owns minority interests in consolidated subsidiaries which may have a significant influence on its assets, financial situation or results (see section 6.7: “Organizational Chart as of December 31, 2007” for additional information).

Thomson owns, directly and indirectly, a minority interest of 11.8% in Videocon Industries (please refer to Chapter 2: “Information on the Company”, section 2.2.4: “Corporate and other” for additional information).

Thomson does not own other minority interests in non consolidated subsidiaries which may have a significant influence on its assets, financial situation or results.

Please also refer to Chapter 3 “Operating and Financial Review and Prospects”, section 3.12 “Notification of Participations Acquired in the Share Capital of French Companies in 2007”.

2007 FORM 20-F – THOMSON GROUP - 149

Back to contents

6.9 Documents on Display

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

6.10 Calendar for the Disclosure of Financial Information

April 16, 2008	Release of First Quarter 2008 Revenues
May 22, 2008 (*)	Annual General Shareholders’ Meeting for approving 2007 annual accounts
July 24, 2008 (*)	Release of First Half 2008 Revenues
October 16, 2008 (*)	Release of Third Quarter 2008 Revenues
(*) Dates subject to modification

2007 FORM 20-F – THOMSON GROUP - 150

Back to contents

7

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

7.1

Exchange Rate Fluctuations

153

7.1.1

Translation Risks

153

7.1.2

Transaction Risks

153

7.1.3

Impact on Thomson of Exchange Rate Fluctuations

154

7.2

Future Cash Flows from Currency Hedging

155

7.3

Interest Rate Fluctuations

156

7.4

Interest Rate Hedging Cash Flows

157

7.5

Liquidity Situation

157

7.6

Fair Value of Financial Instruments

160

7.7

Risk of Share Price Variation

160

2007 FORM 20-F – THOMSON GROUP - 151

Back to contents

Thomson’s financial market risks are managed centrally by its corporate treasury department in France. The corporate treasury has reporting to it one regional treasury department in Indianapolis, United States. The treasury department is part of the corporate finance department and reports to the Chief Financial Officer. Total staffing of treasury is 13 persons.

Management of financial risks by corporate treasury is done in accordance with corporate policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, Executive Committee and Audit Committee of the Board of Directors via various reports showing the Company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

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

In order to reduce our exposure to interest rate and currency fluctuations, we use interest rate and exchange rate derivative instruments in accordance with market conditions and within the framework of procedures established by us. All interest rate transactions are executed centrally by the corporate treasury department in France. Foreign exchange transactions are carried out, depending on local regulations or to permit practical access to the market, either by the corporate treasury department in France or by the US regional treasury for Mexican peso transactions.

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties. Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information on our counterparties, see Note 26.5 to our consolidated financial statements.

Liquidity risk is also managed centrally by the corporate treasury department in accordance with financial policies approved by the Chief Financial Officer and Executive Committee. All long-term and committed financings are carried out by the corporate treasury department in France.

2007 FORM 20-F – THOMSON GROUP - 152

Back to contents

7.1 Exchange Rate Fluctuations

7.1.1 Translation Risks

The assets, liabilities, revenues and expenses of our operating entities are denominated in various currencies, principally US dollars. Our consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than the euro must be translated into euro at the applicable exchange rate to be included in our financial statements.

If the euro increases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euro of our non-euro assets, liabilities, revenues and expenses, even if the value of these items has not changed in their original currency. For more information on our translation of exchange rates, see “Translation of foreign currency transactions” in Note 2 to our consolidated financial statements.

Our main translation risk concerns the sales and income of our subsidiaries that report in US dollars as well as our investments in these subsidiaries. Our policy is not to hedge these exposures due to the long-term nature of our investments in foreign subsidiaries. Our principal foreign investment is the shares we hold in our US subsidiary, Thomson Inc., the net book value of which was €852 million at December 31, 2007. The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet. For more information regarding the sensitivity of our activities to fluctuations of the US dollar/euro exchange rate, see Note 26.1(e) to our consolidated financial statements.

7.1.2 Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2007 were the US dollar, Japanese yen, British pound, Canadian dollar, Mexican peso, Singapore dollar and Polish zloty.

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

Financial Exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in US dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the corporate treasury department to the extent practicable. In order to balance the currencies that the corporate treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2007, these swaps were primarily undertaken to swap US dollars, both deposited internally with and borrowed externally by our corporate treasury, against euros lent out or deposited by our corporate treasury department.

2007 FORM 20-F – THOMSON GROUP - 153

Back to contents

Thomson’s $500 million convertible bond issued to Silver Lake Partners has a conversion option which is recorded at fair value in the line “Derivative financial instruments” in our balance sheet, with changes in fair value recorded in Other financial (expense) income, net. The fair value of the option depends largely on the underlying share price and volatility, but because the option is denominated in US dollars there is also a currency exposure. For more information on this bond and its conversion option, see Notes 24 and 25.2 to our consolidated financial statements.

7.1.3 Impact on Thomson of Exchange Rate Fluctuations

The majority of our net sales as well as a significant portion of our operating income are in subsidiaries that use the US dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Services and Systems Divisions. As a result, the fluctuations of the US dollar/euro exchange rate have a significant translation impact on our revenues and to a lesser extent on our profit from continuing operations and before tax and net finance costs.

In 2007, the exchange rate fluctuations had a negative translation impact of €247 million on our revenue and of €2 million on our profit from continuing operations before tax and net finance costs following a 10% decrease in the US dollar/euro rate over the year 2007. We estimate that this sensitivity has not significantly changed since the end of 2007. As described above, we do not hedge this translation exposure. For more information regarding the sensitivity of our revenue, profit from continuing operations and finance results and cumulative translation adjustments in shareholders’ equity to fluctuations of the US dollar/euro exchange rate, see Note 26.1(e) to our consolidated financial statements.

Further, exchange rate fluctuations on our commercial exposures also impact our revenues and profit from continuing operations before tax and net finance costs. The impact, however, is significantly less than the translation impact. For our revenues, the impact on commercial exposures is less important than the translation impact because 75-80% of the sales of our subsidiaries are in their domestic currency.

In addition, the two main commercial exposures are our European Licensing activities’ receipts in US dollars and purchases in US dollars by our European entities of products made in Asia. The effects of these exposures partially compensate each other.

2007 FORM 20-F – THOMSON GROUP - 154

Back to contents

7.2 Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2007, shown by maturity dates and calculated based on the applicable forward rate in each contract.

At December 31, 2007	2008	2009	2010	2011	Thereafter
(in € millions)
Commercial transactions
Forward purchases:
US dollar	424	–	–		–
Euro	274	–	–		–
British pound	7	–	–		–
Singaporean dollar	60	–	–		–
Mexican peso	13	–	–		–
Swiss franc	8	–	–		–
Other currencies	15	–	–		–
TOTAL	801	–	–		–
Forward sales:
Euro	376	–	–		–
US dollar	283	–	–		–
British pound	54	–	–		–
Canadian dollar	25	–	–		–
Japanese yen	19	–	–		–
Other currencies	32	–	–		–
TOTAL	789	–	–		–
Currency options
Option purchases:
US dollar	172	–	–		–
Euro	225	–	–		–
TOTAL	397	–	–		–
Option sales:
Euro	172	–	–		–
US dollar	225	–	–		–
TOTAL	397	–	–		–

2007 FORM 20-F – THOMSON GROUP - 155

Back to contents

At December 31, 2007	2008	2009	2010	2011	Thereafter
(in € millions)
Financial transactions
Forward purchases:
US dollar	336	–	–		–
Euro	201	–	–		–
British pound	45	–	–		–
Other currencies	85	–	–		–
TOTAL	667	–	–		–
Forward sales:
Euro	474	–	–		–
Japanese yen	66	–	–		–
US dollar	104	–	–		–
Other currencies	28	–	–		–
TOTAL	672	–	–		–

 For information on our currency hedging instruments as of December 31, 2007 and 2006 and the mark-to-market value of related currency swaps, see Notes 24 and 26.1 to our consolidated financial statements.

7.3 Interest Rate Fluctuations

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

In accordance with our corporate policies and procedures, the corporate treasury department manages our financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets, which are set periodically as a function of market conditions. In 2007, our average financial debt amounted to approximately €2,442 million of which 82% was at floating rates, meaning interest rates that are fixed for a period of less than one year, taking into account interest rate hedging operations. Our average deposits in 2007 amounted to €812 million, all at floating rates. In 2006, our average financial debt amounted to approximately €2,586 million of which 79% was at floating rates, taking into account interest rate hedging operations. Our average deposits in 2006 amounted to €915 million, all at floating rates. The table below presents the periods for which the interest rates of our interest rate sensitive assets and liabilities are fixed. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at December 31, 2007.

2007 FORM 20-F – THOMSON GROUP - 156

Back to contents

	Amounts at December 31, 2007 with interest rate fixed for the following periods
(in € millions)	Less than 1 year	1 year to 5 years	Greater than 5 years
Non-current debt	(455)	(508)	(115)
Convertible bonds	(336)	–	–
Other current debt (excluding the current component of convertible bonds)	(409)	–	–
Total Debt	(1,200)	(508)	(115)
Deposits	572	–	–
Net positions before hedging	(628)	(508)	(115)
Interest rate hedging	(545)	447	98
Net positions after hedging	(1,173)	(61)	(17)

For further information regarding our financial debt and interest rate exposure, please refer to Notes 25 and 26, to our consolidated financial statements. Note 26.2 in particular provides information about our exposure to floating and fixed interest rates as well as our sensitivity to fluctuations in interest rates.

7.4 Interest Rate Hedging Cash Flows

The table in Note 26.3 to our consolidated financial statements provides an indication of the estimated future cash flows as of December 31, 2007 due on our debt and interest rate hedging instruments. For information on our interest rate exposure and a more detailed description of interest rate transactions, including certain interest rate swaps, see Note 26.2 to our consolidated financial statements.

7.5 Liquidity Situation

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

We use the services of rating agencies to help investors to evaluate our credit quality and rate our debt.

The rating agency Standard & Poors (“S&P”) issues to us: (1) a general corporate credit rating which covers our long-term senior unsecured debt and credit lines as well as the convertible bonds issued in 2000 and 2002 (“long-term rating”), (2) a short-term credit rating (“short-term rating”) and (3) a specific rating covering our deeply subordinated bonds issued in September 2005 (“rating on our deeply subordinated bonds”).

2007 FORM 20-F – THOMSON GROUP - 157

Back to contents

In July 2002, Standard & Poor’s (“S&P”) announced a long-term rating for us of BBB+ and a short-term rating of A-2 with stable outlook. In November 2005, S&P modified its outlook from stable to negative. In March 2006, S&P downgraded the long-term rating to BBB with negative outlook and the short-term rating to A-3. S&P also downgraded the rating on our deeply subordinated bonds from BBB- to BB+. In March 2007, S&P downgraded the long-term rating from BBB to BBB- with stable outlook, downgraded the rating on our deeply subordinated bonds from BB+ to BB, and confirmed the short-term rating of A-3. In August 2007 S&P changed the outlook of our rating from stable to negative. In March 2008, after having put our rating on credit watch following the announcement of our 2007 results, S&P reduced our long-term rating from BBB- to BB, our short-term rating from A-3 to B and the rating on our deeply subordinated bonds from BB to B. S&P maintained the negative outlook on our rating.

The rating agency Moody’s issues to us (1) a general issuer rating covering the long term debt issued by us (“issuer rating”) which was replaced in March 2008 by a “Corporate Family Rating” (“corporate rating”) and (2) a specific rating covering our deeply subordinated bonds issued in September 2005 (“rating on our deeply subordinated bonds”). In October 2004, Moody’s assigned an issuer rating to us of Baa1 with a stable outlook. In March 2006, Moody’s downgraded this rating to Baa2 with a negative outlook. In addition, Moody’s also downgraded its rating on our deeply subordinated bonds to Ba1 from Baa3. In February 2007, Moody’s affirmed the rating and outlook. In September 2007, Moody’s downgraded our issuer rating to Baa3 with stable outlook and the rating on our deeply subordinated bonds to Ba2. In March 2008, after having put our rating on review following the announcement of our 2007 results, Moody’s reduced our issuer rating from Baa3 (outlook negative) to Ba1 (outlook stable) and announced that this rating – in accordance with Moody’s methodology for non-investment grade ratings – would become a corporate rating (“Corporate Family Rating”). Moody’s also reduced the rating on our deeply subordinated bonds from Ba2 to Ba3. Subsequently, on April 1, 2008, Moody’s changed the outlook on Thomson from stable to negative and, on April 18, 2008 downgraded our corporate rating to Ba2 and downgraded the rating on our deeply subordinated bonds to B2; the negative outlook was maintained.

We do not have any material borrowings or off balance sheet arrangements with contractual provisions calling for termination or reduction in the case of a ratings downgrade. Our syndicated credit facility has a ratings grid whereby the margin changes as the S&P rating varies between A and BBB-; for ratings above A or below BBB- the margin corresponding respectively to an A rating or BBB- rating applies.

For additional discussion on our evolving liquidity position and certain related risks, see Chapter 3: “Operating and Financial Review and Prospects”, section 3.17: “Liquidity and Capital Resources” and Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors— We may not continue to have access to the capital markets to obtain additional long-term and short-term financing on acceptable terms and conditions. Furthermore, our existing debt facilities could become unavailable or become due if we failed to meet the covenants in our long-term debt.”

2007 FORM 20-F – THOMSON GROUP - 158

Back to contents

The table below summarizes our liquidity situation at December 31, 2007.

	Type of interest rate (1)	Amount at December 31, 2007 (in € millions)	First maturity	Existence of hedges (2)
Private placement (Senior notes)	fixed	594	June 30, 2010	Yes (3)
Private placement (Senior notes)	floating	420	May 17, 2009	No
Other non-current debt	various	64	Various	No
Convertible bonds (current portion)	floating	336	January 2, 2008 (4)	No
Drawings on committed credit facility	floating	100	0 to 3 months (5)	No
Other current debt	floating	309	0 to 3 months	No
TOTAL DEBT		1,823
Available cash and deposits (6)	floating	572	0 to 1 month	No
Committed credit facility (undrawn portion)	floating	1,650 (7)	June 22, 2010	No
TOTAL LIQUIDITY		2,222

(1)

Interest rate is considered floating if remaining period for which the rate is fixed is less than 1 year.

(2)

Interest rate hedges covering debt.

(3)

€545 million swapped to floating rate and €272 million further protected with caps

(4)

€13 million due January 2, 2008; €323 million due in 2010 but the investor, Siler Lake Partners can redeem the convertible bonds as from September 2008.

(5)

Drawings have short-term maturities of less than 3 months but can be rolled over until the final maturity of the credit facility in 2012.

(6)

Cash and deposits net of blocked deposits except deposits guaranteeing debt (there were no blocked deposits that did not guarantee debt at December 31 2007).

(7)

€100 million was drawn on our €1,750 million committed credit facility as of December 31, 2007. This credit facility also serves as back-up to our French commercial paper program, of which €121 million was outstanding at December 31, 2007 and included in the line “Other current Debt”. Furthermore, we have negotiated uncommitted credit lines from unaffiliated third-party lenders amounting to €728 million, of which €30 million were used as of December 31, 2007 for borrowings.

In addition to the debt detailed above, Thomson placed privately $100 million (€68 million at the December 31, 2007 exchange rate) in 7 year notes in January 2008.

Two of Thomson’s financing agreements have covenants pertaining to Thomson’s consolidated financial situation. These financings comprise the senior notes issued in private placements to institutional investors for a total amount of €1,014 million and a €28 million Mexican capital lease, which are each subject to two financial covenants: (a) maintenance of a minimum ratio of profit from continuing operations before tax, finance and restructuring costs to adjusted net interest expense of 3 to 1 and (b) a maximum ratio of net debt to net worth of 1 to 1. At December 31, 2007, Thomson is in compliance with both of these financial covenants.

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

For a more detailed description of Thomson’s borrowings (including an analysis by nature and a description of convertible bonds, debt due to financial institutions, our French commercial paper program and the main features of our borrowings), see Note 25 to our consolidated financial statements. For further information on the fair value of our liabilities, refer to Note 26.6 to our consolidated financial statements. See also Note 26.2 to our consolidated financial statements for information on the average interest rates of our debt for each of the years 2006 and 2007.

2007 FORM 20-F – THOMSON GROUP - 159

Back to contents

7.6 Fair Value of Financial Instruments

The fair value of interest rate swap contracts is calculated by discounting their future cash flows. However, for complex swaps, the marked-to-market value determined by independent financial institutions is used. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount. The fair value of currency options is calculated using standard option pricing software and verified with independent financial institutions. The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash, bank overdrafts) is considered to be equivalent to the net book value due to their short-term maturities. The fair value of financial debt is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements. The fair value of listed investment securities is calculated using their last known market price at year-end.

For a tabular presentation of the fair value of our derivative financial instruments as of December 31, 2007, see Note 24 to our consolidated financial statements. See also Note 26.6 to our consolidated financial statements for information on the fair value of our assets and liabilities, as well as Note 16 to our consolidated financial statements for information on the fair value of our available-for-sale assets. For other information on our borrowings and our financial instruments and market-related exposures, see Notes 25 and 26 to our consolidated financial statements, respectively.

7.7 Risk of Share Price Variation

On December 31, 2007, Thomson held 5,113,832 treasury shares (excluding those shares deposited in the Liquidity Agreement and including 385,467 shares to be delivered in 2008 in connection with the acquisition of Inventel) representing approximately 1.89% of the capital stock. These shares have been acquired since October 25, 2004 at an average price of €17.35. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated income statement. In the event of a sale of such shares, the effect on the consolidated accounts would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €9.73 (share price as of December 31, 2007), the effect on the Group’s consolidated accounts would be an increase in cash of €49.75 million, with a corresponding increase in shareholders’ equity of the same amount.

An increase of 10% of the share price in the event of such sale would have the effect of increasing the cash received by €5.0 million, with the Group’s shareholders’ equity increasing by the same amount. In Thomson S.A.’s statutory accounts, a decrease of 10% in the share price compared to the share price as of December 31, 2007, €9.73, would have the effect of decreasing by €5.0 million the net book value of the treasury shares, which are classified as financial assets in the balance sheet, with a corresponding depreciation in financial investments in the income statement.

Thomson’s $500 million convertible bond issued to Silver Lake Partners has a conversion option which is recorded at fair value in the line “Derivative financial instruments” in our balance sheet with changes in fair value recorded in Other financial (expense) income, net. The fair value of the option depends largely on the underlying share price and volatility. For more information on this bond and its conversion option, see Notes 24 and 25.2 to our consolidated financial statements.

2007 FORM 20-F – THOMSON GROUP - 160

Back to contents

In addition, Notes 14 and 16 of our consolidated financial statements present certain information including the net book value of the Group’s investments in listed and non-listed securities, constituting investments in associates and investments and financial assets available for sale. As of December 31, 2007, the net book value of the equity securities held by the Group amounted to €397 million.

In addition to the risk of share price variation on Thomson’s shares, we are exposed to risk associated with shares held in Videocon Industries. This equity investment has substantially increased the Company’s risk exposure to share price variation. Note 26.4 of our consolidated financial statements contains further information on equity instruments and related exposures. As a result, if the share price of this investment decreases over a fiscal year period, the Group may have to recognize impairment on such investment in accordance with its accounting policy described in Note 2 to our consolidated financial statements. The potential recognition of an impairment would adversely affect the Group’s net income. Any decrease in the market price of the shares held, which does not result in recognition of an impairment, is recognized through the Group’s consolidated net equity.

As described in Note 23 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information relating to marketable equity instrument hedging, see Note 26.4 to our consolidated financial statements.

2007 FORM 20-F – THOMSON GROUP - 161

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 162

Back to contents

8

INTERNAL AND EXTERNAL
CONTROLS AND PROCEDURES

8.1

Internal Control Procedures Implemented by the Company

164

8.1.1

Objectives of Internal Control Procedures

164

8.1.2

General control environment

164

8.1.3

The Group’s Key Programs

165

8.1.4

Internal Audit

166

8.1.5

Information Technology Security Procedures

166

8.1.6

Internal Control Procedures Relating to the Preparation and Treatment of Accounting and Financial Information

166

8.1.7

Budgetary Process

167

8.1.8

The Group’s Accounting and Management Organization

168

8.1.9

Accounting and Management Reporting and Closing Period Work at the Group Level

168

8.1.10

The Group’s Accounting Standards and Methods

168

8.1.11

Preparation of Financial Statements

168

8.2

Reserved

169

8.3

Controls and Procedures

169

8.3.1

Evaluation of Disclosure Controls and Procedures

169

8.3.2

Management’s Annual Report on Internal Control over Financial Reporting

169

8.3.3

Changes in Internal Control over Financial Reporting

170

8.4

Information on Accounting Services

170

8.4.1

Permanent External Auditors

170

8.4.2

Substitute External Auditors

170

8.5

Accountant Fees and Services

171

8.6

Audit Committee Pre-Approval Policies

171

2007 FORM 20-F – THOMSON GROUP - 163

Back to contents

8.1 Internal Control Procedures Implemented by the Company

8.1.1 Objectives of Internal Control Procedures

The internal control procedures implemented by the Group have two overall objectives:

•

to verify that the actions undertaken by the Group and its employees are in conformity with applicable regulations and the Group’s values are consistent with the framework defined by the Group’s management bodies; and

•

to verify that the accounting and financial information communicated to the management bodies and to shareholders accurately reflects the Group’s operations and financial situation.

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

One of the objectives of the internal control system is to prevent and control any risks arising from the Group’s conduct of business and risks of error or fraud, in particular in areas of accounting and finance. As with every control system, it cannot provide an absolute guarantee that these risks are totally eliminated.

To attain these objectives, the internal controls must be implemented at the level of each legal entity forming part of the Group and of different categories of operations and transactions carried out by the Group.

8.1.2 General control environment

The ethical values and principles of conduct for the Group’s managers

The values and principles of conduct for the Group’s managers are defined in two of the Group’s principal internal documents: the Group’s Code of Ethics and the Financial Ethics Charter.

The Group’s Code of Ethics

In 2006, the Group has updated the Code of Ethics created in 1999. The Code of Ethics, along with the Group’s Value and Management Principles, establish the foundation of the Group’s core values. The Code requires all employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. The Code has four basic principles: Respect for People, Respect for the Environment, Valuing Integrity, and Valuing Creativity. The Group is committed to offering equal employment opportunity, developing its employees and ensuring health and safety. The Group aims also at applying consistent policies and programs to protect the environment. Finally, protection of intellectual property and inventions is integral to continuing innovation in the media chain.

The Group also announced the creation of the Ethics Compliance Committee, which is responsible for ethical issues, related to Thomson’s activities and is governed by the Code of Ethics and the Charter for Ethics Compliance Committee. It meets at least quarterly, and more frequently when required.

In 2007, the Ethics Compliance Committee launched a subcommittee in charge of reviewing ethics training plans.

Finally, the Group implemented a new Whistleblower Policy in 2006, which enables employees and other holders of relevant information to report suspected financial, accounting, banking and antibribery violations or suspected nonethical behaviours to the Ethics Compliance Committee.

2007 FORM 20-F – THOMSON GROUP - 164

Back to contents

The Code of Ethics, the Whistleblower Policy and the related policies were distributed throughout the Group via internal publications and by other means and are available on Thomson’s internal web site.

The Financial Ethics Charter

To comply with Section 406 of the Sarbanes-Oxley Act and US exchange listing regulations, and to reinforce awareness of the ethical dimension of finance activities, Thomson has published an Ethics Charter specific to Finance personnel and activities. It is an extension of the Company’s ethics policy which applies to all employees.

The Financial Ethics Charter was first published in December 2005, was signed by the former Chairman and Chief Executive Officer and the Chief Financial Officer and was distributed to key persons within the Finance organization. The Financial Ethics Charter was signed by key persons within the Finance organization in 2006 and, again in 2007 in order to take into account the evolution of headcount within the Finance organization.

The policy promotes the following rules: acting honestly and with integrity and avoiding conflicts of interest, providing accurate, complete and objective information, compliance with all rules and regulations, public and private to which the Group is subject, acting in good faith without misrepresenting material facts or allowing one’s judgment to be subordinated, respecting confidentiality of information, sharing and maintaining appropriate knowledge and skills, promoting ethical behaviour in one’s environment, using and controlling responsibly assets under one’s supervision and reporting known or suspected violations of this charter.

A copy of the Code of Ethics and the Financial Ethics Charter are available on our website at www.thomson.net or upon request to the Company.

Group Management and decision-making processes

At December 31, 2007, Group Management was organized around two principal bodies under the control of the Board of Directors:

•

the Executive Committee;

•

the Thomson Management Network.

Placed under the authority of the Group’s Chairman and Chief Executive Officer, and as of March 28, 2008 under the authority of the Chief Executive Officer (both function being dissociate), the Executive Committee currently comprises 11 members (8 French, 2 American and 1 British). It comprises Senior Executive Vice Presidents and Executive Vice Presidents in charge of Thomson’s major business units responsible for the principal corporate functions (Operations, Finance, Legal Affairs, Human Resources, etc.). The Executive Committee meets on a weekly basis to analyze and evaluate the Group’s financial performance (sales, operating income and cash flow) of the various business units compared with the budget, strategic developments and major events affecting the Group (sales contracts, partnerships, investments, acquisitions, etc.).

The work of the Executive Committee is prepared by the Investment Committee chaired by the Group’s Chief Financial Officer and the Risk Committee chaired by the Chief Operating Officer.

The Investment Committee analyzes and approves investments planned by the Group’s various Business Units before they are submitted to the Executive Committee for review and final approval.

The role of the Risk Committee is to evaluate existing operational risks and to identify potential risks that may arise from the various business activities performed by Group units. In 2007, this Committee also reviewed all the medium-term plans for each of the Group’s businesses.

During 2007, the Group set up a Corporate Social Responsibility Committee chaired by the Group’s Corporate Secretary. This Committee, which supervises all the activities related to business ethics, environmental protection and social responsibility, meets quarterly.

The Group’s senior managers are also backed up by a management network, which meets at least twice each year and encompasses the top 100 Group executives (Thomson Management Network).

8.1.3 The Group’s Key Programs

In 2007, six Key Programs have been followed by the Group: Client, Software, Product Introduction, Operations, Transformation, Talent. Each of these programs is deployed within each business unit and covers a wide range of initiatives.

2007 FORM 20-F – THOMSON GROUP - 165

Back to contents

The Group holds monthly Key Program Reviews for each division, during which the management reviews the progress of the key programs in each business unit, key performance indicators, and any specific operational topic which requires management attention.

Risk Management

In 2005, the Group launched Enterprise Risk Assessment (ERA), a worldwide program to evaluate corporate risks. It includes assessing the operational risks facing the Group’s business units and profit centers, as well as evaluating all the risks affecting the cross-divisional functions, including human resources, sourcing and information technology. The goal of this ERA process is to identify, assess, validate and monitor risks that may impact the Group’s ability to achieve its near- and long-term objectives. This risk management process is conducted by the internal audit department.

During 2007, the Group carried out another global risk assessment. As during the initial review, risks were identified, assessed and monitored using a confidential methodology, involving 370 managers throughout the Group. The results of this assessment and a comparison with the first assessment conducted in 2005, plus follow-up on action plans implemented to manage these risks, were presented to the Risk Committee on a regular basis.

The Group plans to continue this global risk assessment process in 2008.

Process Transformation Initiative (PTI)

In October 2004, in order to accelerate the remodelling of the Group’s internal processes and to optimize operational efficiency Thomson launched PTI (Process Transformation Initiative) organized around five workstreams: Innovation, Manufacturing, Inventory, Logistics, and Support functions. Since 2006, these practices have been fully integrated in the business units’ day-to-day operations and have acted as a positive leverage on the Group’s operational performance. Not only has the PTI program resulted in significant savings, it has also brought new knowledge and methodologies to the Group as a whole. In 2007, the Group launched three new initiatives focused on patent portfolio management and our licensing programs, the remodelling of the worldwide supply chain for the Access Products business within the Systems division into one global solution and developing a new customer relationship approach based on the latest Customer Relationship Management methodologies.

Efforts to implement the Group’s cross-divisional operational programs have been actively pursued in each business unit with a view to reducing costs and optimizing processes (process of bringing new products to market, process of evaluating research and software development programs, etc.).

8.1.4 Internal Audit

The Group’s internal audit body reports its results to, is evaluated by, and has its plan and budgets reviewed and approved internally by, the Risk Committee of which the Chief Audit Executive is a permanent member.

It consists of around 20 auditors located in three key sites for the Group (Paris, Indianapolis and Burbank). It is managed since July 2007 by a Director of French nationality who joined the Group in 2001.

The internal audit department completes audits that covered the following domains: key operational processes, financial audits of key financial processes of the Group subsidiaries, post-investment reviews and compliance audits. The internal audit function is also involved in the implementation of the U.S. Sarbanes-Oxley Act.

In 2007, 47 audits were completed, among which 29 audits assessed the compliance of each business unit and research domain with the product development methodology developed in-house, the rest of the audits being dedicated to process, operations or financial reviews.

8.1.5 Information Technology Security Procedures

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

2007 FORM 20-F – THOMSON GROUP - 166

Back to contents

In addition, we enhanced in 2007 the IT protection level through the following:

•

a continuous, stronger reinforcement of the IT security rules and procedures;

•

an expansion of the IT Security Awareness program including specific training for IT Managers and Administrators;

•

the roll-out into each strategic business unit of the Infrastructure Security Baseline which elaborates minimum IT Security, Risk Management and Compliance (SOX) “Best Practices” for management of data centers;

•

enhanced IT “dashboards” for each strategic business unit including KPIs (Key Performance Indicators) about functional, technical and operational performances;

•

continuation of formal IT project management process through assessments and remedial action plans at each critical step in the process;

•

pilot implementation of E-Project a sophisticated project management tool to increase our level of reporting, control and resource utilization;

•

implementation of formal steering committees for key strategic projects;

Moreover, the Thomson IT governance model covers the following areas:

•

the development and execution of a IT Strategic Plan focusing on operational performance;

•

the management of the IT projects portfolio;

•

the integration process for the newly acquired entities;

•

the measurement of the performance delivered by the IT function; and

•

the IT quality assurance and the compliance aspects.

8.1.6 Internal Control Procedures Relating to the Preparation and Treatment of Accounting and Financial Information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized mainly around the following elements:

•

the budgetary process;

•

the Group’s accounting and management organization;

•

the monthly accounting, reporting to and analyzing by the management team and the work performed during the financial accounts closing period at the Group level;

•

the Group’s accounting standards and methods; and

•

the preparation of financial statements.

8.1.7 Budgetary Process

The budgetary process is mandatory for all of the Group’s divisions and profit centers. The principal stages in the budgetary process are the following:

•

In October, preparation by each entity of a budget for the first and second six-month periods for the following year, based on market projections, analyses of suppliers and risks identification;

•

in November and December, review and approval by the Group general management and corporate finance team of proposed action plans and budgets prepared at the business unit level; and

•

in December/January, approval of budgets by the Board of Directors;

•

the budget is divided into monthly periods to serve as a reference for the Group’s monthly reporting;

•

estimates are updated at the beginning of each quarter respectively in January and April for the first half of the year and in July and October for the second half of the year. From 2006 a rolling six month forward looking forcast will be made in January, April, July and October during the Key Project Reviews.

In the context of the budgetary procedure, key performance indicators are calculated by divisions, measured, analyzed and reviewed monthly.

2007 FORM 20-F – THOMSON GROUP - 167

Back to contents

8.1.8 The Group’s Accounting and Management Organization

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

The Group’s financial organization follows its organization, based on three operational segments (Technology, Systems, Services), gathering ten Business Units, themselves organized in several profit centers. Two segments (Corporate and Other activities) complete this organization. Each one of these business units and profit centers is under the responsibility of a Chief Financial Officer, with Accounting and Controlling supporting teams, in charge on the one hand, of budget and reporting follow-up and on the other hand, accounting of the operations within the local legal entities.

8.1.9 Accounting and Management Reporting and Closing Period Work at the Group Level

The Group accounting and financial data are consolidated into one reporting system called Magnitude. At the end of each month, the Group’s entities report their financial data into this system. The Group reporting system uses a common chart of accounts, which is regularly updated. The principal accounting and financial figures of the operational and functional departments consolidated at the Group level are analyzed by the Group’s financial control team and reviewed by the Group’s Executive Committee.

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

8.1.10 The Group’s Accounting Standards and Methods

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as of December 31, 2007 and approved by the European Union as of April 14, 2008, and in accordance with IFRS as issued by IASB and effective as of December 31, 2007.

The Group’s accounting principles are defined in a document entitled “Thomson Accounting Principles and Methods”, which is available on the Company’s intranet site and provided to the Group’s finance department. This document outlines the accounting treatment of such items as tangible and intangible assets, inventories, provisions, intra Group transactions and acquisitions.

In addition, the Group publishes and distributes a “controller’s manual”, which is updated regularly and reviews procedures that accountants and corporate controllers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

8.1.11 Preparation of Financial Statements

The financial statements are prepared jointly by the Finance Department and the General Secretary of the Company. They are based on information reported through the Annual Reporting and accounting consolidation processes and on operational and market information, which is specifically centralized for the preparation of the Company’s Annual Report in France and the submission of this Form 20-F in the United States.

Half-year and annual financial information is reviewed by the Group’s Audit Committee.

Prior to being published, the above financial information is also reviewed by the Disclosure Committee, comprised of members drawn from senior management within the Corporate Finance and Legal Departments.

2007 FORM 20-F – THOMSON GROUP - 168

Back to contents

8.2 Reserved

`

8.3 Controls and Procedures

8.3.1 Evaluation of Disclosure Controls and Procedures

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

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2007.

8.3.2 Management’s Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Section 13a-15(f) of the Exchange Act. The Group’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, effectiveness of an internal control system may change over time.

We have assessed the effectiveness of the Group’s internal control over financial reporting, using the criteria described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment under these criteria, we believe that, as of December 31, 2007, our internal control over financial reporting was effective.

2007 FORM 20-F – THOMSON GROUP - 169

Back to contents

KPMG and Mazars, the Independent Registered Public Accounting Firms that audited the consolidated financial statements as of and for the year ended December 31, 2007, included in this Annual Report on Form 20-F, have also audited the Group’s internal control over financial reporting as of December 31, 2007, as stated in their report which is included in this Annual Report on Form 20-F.

/s/ Julian D. Waldron Julian D. Waldron Chief Executive Officer and Chief Financial Officer

April 21, 2008

8.3.3 Changes in Internal Control over Financial Reporting

There occurred no changes in our internal control over financial reporting during the fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

8.4 Information on Accounting Services

8.4.1 Permanent External Auditors

KPMG Audit – Department of KPMG S.A.

1, Cours Valmy 92923 Paris La Défense Cedex

Represented by Isabelle Allen and Grégoire Menou

Mazars & Guérard - Mazars

61, rue Henri-Régnault – Tour Exaltis

92400 Courbevoie

Represented by Frédéric Allilaire

Starting Date of Permanent Auditors’ First Mandate

KPMG Audit: 2006.

Mazars & Guérard: 1985.

Duration and expiration date of Permanent External Auditors’ Mandate

KPMG Audit: nominated by Ordinary Shareholders’ Meeting held on May 12, 2006; their mandate will expire upon the Shareholders’ Meeting to be held in 2012 for the approval of 2011 annual accounts.

Mazars & Guérard: nominated by Combined Shareholders’ Meeting held on May 7, 2004; their mandate will expire upon the Shareholders’ Meeting to be held in 2010 for the approval of 2009 annual accounts.

8.4.2 Substitute External Auditors

SCP Cabinet Jean-Claude André et Autres

Les Hauts-de-Villiers

2 bis, rue de Villiers

92309 Levallois-Perret Cedex

M. Patrick de Cambourg

1, rue André Colledebœuf

75016 Paris

Duration and expiration date of Substitute External Auditors’ Mandate

SCP Cabinet Jean-Claude André et Autres: nominated by Ordinary Shareholders’ Meeting held on May 12, 2006; their mandate will expire upon the Shareholders’ Meeting to be held in 2012 for the approval of 2011 annual accounts.

M. Patrick de Cambourg: nominated by Combined Shareholders’ Meeting held on May 7, 2004; their mandate will expire upon the Shareholders’ Meeting to be held in 2010 for the approval of 2009 annual accounts.

2007 FORM 20-F – THOMSON GROUP - 170

Back to contents

8.5 Accountant Fees and Services

(in thousands of euros)	Mazars & Guérard		KPMG
	2007	2006	2007	2006
Audit Fees (1)	4,105	4,894	7,308	7,613
Thomson S.A.	1,323	1,456	1,338	1,442
Subsidiaries	2,782	3,438	5,970	6,171
Audit-Related Fees (2)	83	–	3,936	18
Thomson S.A.	83	–	3,936	–
Subsidiaries	–	–	–	18
Tax Fees (3)	15	–	272	82
Thomson S.A.	–	–	85	–
Subsidiaries	15	–	187	82
Other Fees	–	–	–	–
Thomson S.A.	–	–	–	–
Subsidiaries	–	–	–	–
TOTAL	4,203	4,894	11,516	7,713

(1)

Audit Fees are the aggregate fees billed by KPMG, Mazars et Guérard for professional services in connection with the audit of the Company’s consolidated annual financial statements and services normally provided by these auditors in connection with statutory and regulatory filings or engagements, including reviews of interim financial statements, as well as audits of statutory financial statements of the Company and its subsidiaries.

(2)

Audit-Related Fees consist of fees billed for services related to consultations concerning financial accounting and reporting standards and due diligence in connection with acquisitions.

(3)

Tax Fees include fees billed for tax compliance and for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

8.6 Audit Committee Pre-Approval Policies

Thomson’s Board of Directors has adopted a policy for Pre-Approval of Audit and Non-Audit Services provided by the Independent Registered Public Accounting Firms (the “Policy”) that perform the role of External Auditors of Thomson. This Policy provides for non audit services to be either: (a) authorized by the Audit Committee (the “Committee”) under a policy pre-approval that approves specific categories of non-audit services and the value of those services, provided the Committee is informed of each service provided (“policy pre-approval”). Any policy pre-approvals will be valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or (b) specifically pre-approved (i) by the Committee or (ii) by any member(s) of the Committee who are independent Director within the meaning of the Sarbanes-Oxley Act of 2002 and have been specifically designated and delegated authority by the Committee for that purpose, provided that the decisions regarding such pre-approvals of any such member(s) so delegated are presented to the full Committee at each scheduled meeting (the pre-approval pursuant to clauses (i) and (ii) being referred to as “specific pre-approval”).

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

2007 FORM 20-F – THOMSON GROUP - 171

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

During 2007, no audit-related fees, tax fees or other non-audit fees were approved by the Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2007 FORM 20-F – THOMSON GROUP - 172

Back to contents

9

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit 1: Bylaws of Thomson (Incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on February 5, 2008)

Exhibit 8: Subsidiaries (Refer to Note 39 to our consolidated financial statements)

Exhibit 12.1: Chief Executive Officer and Chief Financial Officer Certification

Exhibit 13.1: Chief Executive Officer and Chief Financial Officer Certification

Exhibit 14.1: Consent of KPMG

Exhibit 14.2: Consent of Mazars & Guérard

Exhibit 14.3: Consent of Barbier Frinault & Autres, Ernst & Young

Exhibit 99.1: Excerpts of Thomson’s report on Form 6-K submitted to the SEC on April 17, 2008

2007 FORM 20-F – THOMSON GROUP - 173

Back to contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON

/s/ Julian D. Waldron

Julian D. Waldron

Chief Executive Officer and Chief Financial Officer

Dated: April 21, 2008

2007 FORM 20-F – THOMSON GROUP - 174

Back to contents

10

THOMSON CONSOLIDATED
FINANCIAL STATEMENTS

10.1

Reports of Independent Registered Public Accounting Firms

177

10.1.1

Reports of Independent Registered Public Accounting Firms on Consolidated Financial Statements

177

10.1.2

Report of Independent Registered Public Accounting Firms on Internal Control over Financial Reporting

180

10.2

Consolidated Financial Statements

181

10.2.1

Consolidated Statements of Operations

181

10.2.2

Consolidated Balance Sheets

182

10.2.3

Consolidated Statements of Cash Flows

184

10.2.4

Consolidated Statements of Recognised Income and Expense

185

10.3

Notes to the Consolidated Financial Statements

186

2007 FORM 20-F – THOMSON GROUP - 175

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 176

Back to contents

10.1 Reports of Independent Registered Public Accounting Firms

10.1.1

Reports of Independent Registered Public Accounting Firms on Consolidated Financial Statements

The Board of Directors and Stockholders

THOMSON:

We have audited the accompanying consolidated balance sheets of THOMSON and subsidiaries (“THOMSON”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and recognized income and expense, for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of THOMSON and subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), THOMSON’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 21, 2008 expressed  an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense April 21, 2008		Courbevoie April 21, 2008
KPMG Audit A division of KPMG S.A.		Mazars & Guérard Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire

2007 FORM 20-F – THOMSON GROUP - 177

Back to contents

To the Board of Directors and Shareholders of THOMSON

We have audited, before the effects of the adjustments to reflect retrospectively the modification of the scope of discontinued operations as of December 31, 2006 (thereafter referred as the “2006 Adjustments” as described in Notes 5 to the consolidated financial statements included in the annual report on Form 20-F as amended for the year ended December 31, 2006 as filed on July 24, 2007) and as of December 31, 2007 (thereafter referred as the “2007 Adjustments” as described in Note 4 to the consolidated financial statements for the year ended December 31, 2007), the consolidated balance sheet of Thomson and its subsidiaries as of December 31, 2005 and the related consolidated statements of operations, cash flows and changes in equity, for the year then ended (the 2005 financial statements before the effects of the 2006 Adjustments and 2007 Adjustments are not presented herein). These financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the 2006 Adjustments and the 2007 Adjustments, present fairly, in all material respects, the financial position of THOMSON as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the IASB.

We were not engaged to audit, review, or apply any procedures to the 2006 Adjustments and 2007 Adjustments and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those 2006 Adjustments and 2007 Adjustments were audited by Mazars & Guérard.

Neuilly-sur-Seine, March 24, 2006

BARBIER FRINAULT & AUTRES
Ernst & Young
Jérôme Guirauden

2007 FORM 20-F – THOMSON GROUP - 178

Back to contents

To the Board of Directors and Shareholders of THOMSON

We have audited the accompanying consolidated balance sheet of THOMSON and its subsidiaries (“THOMSON”) as of December 31, 2005, and the related consolidated statements of operations, cash flows and recognized income and expense, for the year then ended. These consolidated financial statements are the responsibility of THOMSON’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of THOMSON as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2005 financial statements relating to the retroactive disclosure for discontinued operations, as described in Note 4. In our opinion, such adjustments are appropriate and have been properly applied.

Courbevoie, March 24, 2006, except for Note 4 for which the date is April 21, 2008.

MAZARS & GUERARD
MAZARS
Frédéric Allilaire

2007 FORM 20-F – THOMSON GROUP - 179

Back to contents

10.1.2

Report of Independent Registered Public Accounting Firms on Internal Control over Financial Reporting

The Board of Directors and Stockholders

THOMSON:

We have audited THOMSON’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). THOMSON’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, THOMSON maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of THOMSON as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and recognized income and expense, for each of the years then ended, and our report dated April 21, 2008 expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense April 21, 2008		Courbevoie April 21, 2008
KPMG Audit A division of KPMG S.A.		Mazars & Guérard Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire

2007 FORM 20-F – THOMSON GROUP - 180

Back to contents

10.2 Consolidated Financial Statements

10.2.1

Consolidated Statements of Operations

		Year ended December 31,
(in € millions)	Note	2007	2006 (1)	2005 (1)
Continuing operations
Revenues		5,630	5,781	5,544
Cost of sales		(4,325)	(4,411)	(4,205)
Gross margin		1,305	1,370	1,339
Selling and administrative expenses	(7)	(698)	(664)	(628)
Other income (expense)	(7)	30	100	(87)
Research and development expenses	(8)	(288)	(279)	(221)
Profit from continuing operations before tax and net finance costs		349	527	403
Interest income	(9)	19	19	31
Interest expense	(9)	(120)	(108)	(108)
Other financial income (expense)	(9)	(4)	(113)	37
Net finance costs		(105)	(202)	(40)
Share of profit (loss) from associates	(14)	1	(86)	(82)
Income tax	(10)	(27)	-	(68)
Profit from continuing operations		218	239	213
Discontinued operations
Profit (loss) from discontinued operations – net	(11)	(241)	(184)	(786)
Net income (loss)		(23)	55	(573)
Attributable to:
- Equity Holders		(23)	55	(574)
- Minority interests		-	-	1

		Year ended December 31,
(in euro, except number of shares)		2007	2006	2005
Weighted average number of shares outstanding (basic net of treasury stock)		262,787,361	261,188,858	266,539,917
Earnings per share from continuing operations	(32)
- basic		0.76	0.84	0.78
- diluted		0.65	0.79	0.46
Earnings (loss) per share from discontinued operations
- basic		(0.92)	(0.70)	(2.95)
- diluted		(0.84)	(0.64)	(2.68)
Total earnings (loss) per share
- basic (2)		(0.16)	0.14	(2.17)
- diluted (2)		(0.19)	0.15	(2.22)

(1)

See Note 4 “Bridge with financial statements released as of December 31, 2006”.

(2)

The dividends on the subordinated perpetual notes (whenever they do not impact the net result) are taken as a reduction of earnings for the purpose of earnings per share calculation.

 The notes on pages 186 to 277 are an integral part of these financial statements.

2007 FORM 20-F – THOMSON GROUP - 181

Back to contents

10.2.2

Consolidated Balance Sheets

(in € millions)	Note	December 31, 2007	December 31, 2006	December 31, 2005
ASSETS
Non-current assets:
Property, plant and equipment	(12)	693	813	886
goodwill	(13)	1,645	1,714	1,756
Other intangible assets	(13)	938	1,071	1,150
Investments in associates	(14)	10	12	204
Investments and available-for-sale financial assets	(16)	397	266	341
Derivative financial instruments	(24)	16	7	1
Contract advances	(17)	122	129	173
Deferred tax assets	(10)	503	397	379
Other non-current assets	(20)	120	110	182
Total non-current assets		4,444	4,519	5,072
Current assets:
Inventories	(18)	332	366	333
Trade accounts and notes receivable	(19)	918	1,018	1,315
Current accounts with associates and joint-ventures		12	97	115
Derivative financial instruments	(24)	17	8	9
Other current assets	(20)	474	535	644
Marketable securities		-	-	7
Cash and cash equivalents	(21)	572	1,311	996
Assets classified as held for sale	(11)	1	264	369
Total current assets		2,326	3,599	3,788
TOTAL ASSETS		6,770	8,118	8,860

2007 FORM 20-F – THOMSON GROUP - 182

Back to contents

(in € millions)	Note	December 31, 2007	December 31, 2006	December 31, 2005
EQUITY AND LIABILITIES
Shareholders’ equity:	(22)
Common stock (269,890,028 shares at December 31, 2007 with nominal value of €3.75 per share)		1,012	1,027	1,025
Treasury shares		(154)	(225)	(239)
Additional paid in capital		1,539	1,686	1,771
Subordinated perpetual notes		500	500	500
Other reserves		282	64	43
Retained earnings (accumulated deficit)		(932)	(886)	(980)
Cumulative translation adjustment		(202)	(54)	89
Shareholders’ equity		2,045	2,112	2,209
Minority interests		10	7	7
Total equity		2,055	2,119	2,216
Non-current liabilities:
Borrowings	(25)	1,078	1,393	858
Retirement benefits obligations	(27)	352	505	877
Restructuring provisions	(28)	25	48	9
Derivative financial instruments	(24)	11	51	57
Other provisions	(28)	50	107	185
Deferred tax liabilities	(10)	204	143	162
Other non-current liabilities	(30)	59	71	103
Total non-current liabilities		1,779	2,318	2,251
Current liabilities:
Borrowings	(25)	745	1,276	1,464
Derivative financial instruments	(24)	35	10	10
Retirement benefits obligations	(27)	51	67	62
Restructuring provisions	(28)	75	72	45
Other provisions	(28)	89	86	77
Trade accounts and notes payable		1,160	1,032	1,164
Accrued employee expenses		168	165	166
Income tax payable	(10)	58	57	47
Other current liabilities	(30)	547	671	750
Payables on acquisition of companies	(31)	7	13	138
Liabilities classified as held for sale	(11)	1	232	470
Total current liabilities		2,936	3,681	4,393
TOTAL LIABILITIES		4,715	5,999	6,644
TOTAL EQUITY AND LIABILITIES		6,770	8,118	8,860

The notes are an integral part of these financial statements.

2007 FORM 20-F – THOMSON GROUP - 183

Back to contents

10.2.3

Consolidated Statements of Cash Flows

		Year ended December 31,
(in € millions)	Note	2007	2006	2005
Net income (loss)		(23)	55	(573)
Loss from discontinued operations		(241)	(184)	(786)
Profit from continuing operations		218	239	213
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization		385	454	441
Impairment of assets		20	3	17
Net changes in provisions		(128)	(153)	(22)
(Profit) / loss on asset sales		(55)	(9)	2
Interest (Income) and Expense	(9)	101	89	76
Other (including tax)		16	95	71
Changes in working capital and other assets and liabilities	(34)	56	(3)	(14)
Cash generated from continuing operations		613	715	784
Interest paid		(96)	(92)	(65)
Accrued interest premium paid on convertible bond		-	(59)	-
Interest received		12	14	14
Income tax paid		(70)	(42)	(74)
Net operating cash generated from continuing activities	(34)	459	536	659
Net operating cash used in discontinued operations	(34)	(178)	(121)	(359)
NET CASH FROM OPERATING ACTIVITIES (I)		281	415	300
Acquisition of subsidiaries, associates and investments, net of cash acquired	(34)	(51)	(255)	(455)
Acquisition of Videocon Industries shares	(34)	-	-	(240)
Net proceeds from sale of investments		42	125	1
Proceeds from sale (purchases) of marketable securities		-	8	52
Purchases of property, plant and equipment (PPE)		(184)	(165)	(191)
Proceeds from sale of PPE		111	70	10
Purchases of intangible assets including capitalization of development costs		(91)	(121)	(102)
Loans (granted to) / reimbursed by third parties		-	17	47
Net investing cash generated from / (used in) continuing activities		(173)	(321)	(878)
Net investing cash generated from / (used in) discontinued operations	(34)	34	(145)	(18)
NET CASH USED IN INVESTING ACTIVITIES (II)		(139)	(466)	(896)
Proceeds from issuance of deeply subordinated notes	(22)	-	-	492
Purchases of treasury shares and others		(7)	9	(283)
Repayment of convertible bonds		-	(611)	(588)
Proceeds from borrowings		162	1,121	592
Repayments of borrowings		(898)	(27)	(423)
Dividends and distributions paid to Group’s shareholders	(22)	(117)	(107)	(77)
Dividends and distributions paid to minority interests		-	(2)	(2)
Net financing cash generated from continuing activities		(860)	383	(289)
Net financing cash (used in) / generated from discontinued operations	(34)	(1)	(10)	16
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES (III)		(861)	373	(273)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS (I+II+III)		(719)	322	(869)
Cash and cash equivalents at beginning of period		1,311	996	1,848
Exchange gains/(losses) on cash and cash equivalents		(20)	(7)	17
Cash and cash equivalents at end of period		572	1,311	996

The notes are an integral part of these financial statements.

2007 FORM 20-F – THOMSON GROUP - 184

Back to contents

10.2.4

Consolidated Statements of Recognised Income and Expense

		Period ended December 31,
(in € millions)	Note	2007	2006	2005
Net income (loss) for the year		(23)	55	(573)
Recognition of actuarial gains and losses in equity	(27)	55	69	(58)
Fair value gains (losses), gross of tax:
- on available-for-sale financial assets		152	(2)	(24)
- on cash flow hedges		6	(6)	(11)
Currency translation adjustments		(148)	(144)	190
Tax effect (*)		(1)	-	-
Total income and expense recognized directly in equity		64	(83)	97
TOTAL RECOGNIZED INCOME AND EXPENSE FOR THE YEAR		41	(28)	(476)
Attributable to:
- Equity holders of the parent		38	(27)	(480)
- Minority interests		3	(1)	4
(*) No significant tax effect due to the overall tax loss position of the Group.

The consolidated statements of changes in equity is disclosed in Note 22.

The notes are an integral part of these financial statements.

2007 FORM 20-F – THOMSON GROUP - 185

Back to contents

10.3 Notes to the Consolidated Financial Statements

Note 1 General Information

187

Note 2 Summary of significant accounting policies

187

Note 3 Critical accounting estimates and judgments

201

Note 4 Bridge with financial statements released as of December 31, 2006

204

Note 5 Significant changes in the scope of consolidation

206

Note 6 Information by business segments and by geographic areas

211

Note 7 Selling and administrative expenses and other income (expense)

217

Note 8 Research and development expenses

217

Note 9 Net finance costs

218

Note 10 Income tax

218

Note 11 Discontinued operations

222

Note 12 Property, plant and equipment

225

Note 13 Goodwill and other intangible assets

226

Note 14 Investments in associates

230

Note 15 Interest in joint ventures

231

Note 16 Investments and available-for-sale financial assets

232

Note 17 Contract advances

233

Note 18 Inventories

233

Note 19 Trade accounts and notes receivable

233

Note 20 Other current and non-current assets

234

Note 21 Cash and cash equivalents

234

Note 22 Shareholders'equity

235

Note 23 Financial risk management

239

Note 24 Derivative financial instruments

239

Note 25 Borrowings

241

Note 26 Financial instruments and market related exposures

244

Note 27 Retirement benefit obligations

252

Note 28 Provisions for restructuring and other charges

257

Note 29 Share based payments

258

Note 30 Other current and non-current liabilities

263

Note 31 Payables on acquisition of companies

263

Note 32 Earnings per share

264

Note 33 Information on employees

265

Note 34 Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

266

Note 35 Contractual obligations and other commitments

267

Note 36 Contingencies

269

Note 37 Related party transactions

274

Note 38 Subsequent events

275

Note 39 List of main consolidated subsidiaries

276

2007 FORM 20-F – THOMSON GROUP - 186

Back to contents

Note 1

General Information

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the Media & Entertainment industries. Since January 1, 2005, Thomson’s activities have been organized into three principal Divisions: Technology, Systems and Services. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual Other activities.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company.

The financial statements have been closed by the Board of Directors of Thomson S.A. on February 13, 2008 and then amended on April 14, 2008 for Notes 22 and 38 following the decision of the Board of Directors to no longer propose a distribution of €0.33. According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, expected to be convened on May 22, 2008.

Note 2

Summary of significant accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) effective as of December 31, 2007 as issued by the IASB and with IFRS as adopted by the European Union as of April 14, 2008.

The accounting policies applied by the Group are consistent with those followed last year. In 2007, the Group applies for the first time the following standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2007.

2007 FORM 20-F – THOMSON GROUP - 187

Back to contents

Standards, amendments and interpretations effective as from January 1, 2007

(a) Standards, amendments and interpretations effective in 2007 and applied as from January 1, 2007

New standard or interpretation	Main provisions	Main impacts on 2007 consolidated financial statements
IAS 1 (Amendment), Presentation of Financial Statements - Capital Disclosures	Introduces new requirements for disclosures about an entity’s capital.

The impact of the adoption of IFRS 7 and the changes to IAS 1 have been to expand the disclosures provided in the financial statements regarding the Group’s financial instruments and management of capital (see note 2 on accounting policies, note 23 on financial risk management and note 26 on financial instruments).

IFRS 7, Financial instruments: disclosures

Requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of the risks arising from those financial instruments.

(b) Standards, amendments and interpretations effective in 2007 but with no impact on Thomson’s financial statements

New standard or interpretation	Main provisions
IFRIC 7, Applying the Restatement Approach under IAS 29	Clarifies the requirements under IAS 29, “Financial Reporting in Hyperinflationary Economies.”
IFRIC 8, Scope of IFRS 2	Clarifies that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.
IFRIC 9, Reassessment of Embedded Derivative

Addresses whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment should be reconsidered throughout the life of the contract.

IFRIC 10, Interim Financial Reporting and impairment

Addresses the interaction between the requirements of IAS 34 and the recognition of impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39 and the effect of that interaction on subsequent interim and annual financial statements.

2007 FORM 20-F – THOMSON GROUP - 188

Back to contents

Standards, amendments and interpretations that are not yet effective and have not been early adopted by Thomson

New standard or interpretation	Effective Date	Main provisions
IFRS 2 Share-based Payment (amendments)	Annual periods beginning on or after 1 January 2009

The amendment deals with two matters. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

Revised IFRS 3, Business Combinations and Revised IAS 27, Consolidated and Separate Financial Statements	Annual periods beginning on or after 1 July 2009

The revised Standards include significant changes, including:

- a greater emphasis on the use of fair value;

- a focus on changes in control as a significant economic event – introducing requirements to remeasure interests to fair value at the time when control is achieved or lost and recognising directly in equity the impact of all transactions between controlling and non-controlling shareholders not involving a loss of control; and

- a focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. Transaction costs, changes in the value of contingent consideration, settlement of pre-existing contracts, share-based payments and similar items will generally be accounted for separately from business combinations and will generally affect profit or loss.

IFRS 8, Operating Segments	Annual periods beginning on or after 1 January 2009

IFRS 8 replaces IAS 14, Segment reporting. It requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker. Based on its current organization, the Group doesn’t anticipate that IFRS 8 will have material impacts on its segment reporting.

IAS 32, Financial Instruments: Presentation (amendments) and IAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation	Annual periods beginning on or after 1 January 2009

These amendments improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares. Such instruments, provided they have particular features and meet specific conditions will be according to these amendments classified as equity. Additional disclosures are also required about the instruments affected by the amendments.

IAS 23, Borrowing costs (amendments)	Annual periods beginning on or after 1 January 2009

The main impact of this amendment is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets.

IFRIC 11, IFRS 2: Group and Treasury Share Transactions	Annual periods beginning on or after 1 March 2007

IFRIC 11 provides guidance on applying IFRS 2 in the individual entities’ financial statements and clarifies the treatment in the following circumstance:Share-based payment involving an entity’s own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation shall always be accounted for as equity-settled share-based payment transactions.

IFRIC 12, Service Concession Arrangements	Annual periods beginning on or after 1 January 2008	IFRIC 12 addresses the treatment of service concession arrangements.
IFRIC 13, Customer Loyalty Programmes	Annual periods beginning on or after 1 July 2008

IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as “points“ or travel miles) to customers who buy other goods or services. Specifically, it explains that

- an entity that grants loyalty award credits shall allocate some of the proceeds of the initial sale to the award credits as a liability;

- the amount of proceeds allocated to the award credits is measured by reference to their fair value;

- the entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	Annual periods beginning on or after 1 January 2008	This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits.

The impacts of the above standards, amendments and interpretations and of current IFRS and IFRIC projects are not anticipated in these financial statements and can not be reasonably estimated at December 31, 2007.

2007 FORM 20-F – THOMSON GROUP - 189

Back to contents

Main accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1, First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following main options and exemptions provided by IFRS 1:

•

business combinations:

in accordance with IFRS 3, the Group has opted not to restate past business combinations that occurred before January 1, 2004;

•

cumulative translation differences:

the Group elected to recognize cumulative translation differences of the foreign subsidiaries into opening retained earnings as of January 1, 2004, after having accounted for the IFRS adjustments in the opening shareholders’ equity. All cumulative translation differences for all foreign operations have therefore been deemed to be zero at the IFRS transition date. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the IFRS transition date but will include later translation differences;

•

stock options and other share-based payments

the Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the functional currency of Thomson S.A. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

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

The Board regularly reviews its valuations and estimates based on its past experience and various other factors considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities’ carrying value and of the revenues and expenses. The actual results could significantly differ from these estimates depending on different conditions and assumptions.

Positions taken by the Group when no specific requirement exists in the IFRS

These positions are linked to issues that are being analyzed by the IFRIC or the IASB. In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. The Group’s judgment-based interpretations are as follows:

(a) Acquisitions of minority interests

The acquisitions of minority interests are not currently covered by applicable IFRS. The accounting treatment of acquisitions of minority interests is included within the revisions to IFRS 3 Business combinations published in January 2008 by the IASB and effective from January 1, 2010.

According to revised IFRS 3, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for within shareholders’ equity as transactions with owners acting in their capacity as owners. No gain or loss is recognised on such transactions and goodwill is not re-measured. Any difference between the change in the minority interests and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent.

2007 FORM 20-F – THOMSON GROUP - 190

Back to contents

For the time being, until the application of revised IFRS 3 (mandatory from January 1, 2010), the Group applies the previous French GAAP method. In the event the Group acquires additional interests in a subsidiary, the difference between the purchase price and the consolidated carrying amount of these acquired minority interests is recorded as goodwill in the Group’s consolidated financial statements.

(b) Commitments to purchase minority interests (put options)

Pursuant to IAS 27 and IAS 32, commitments to purchase minority interests and put options granted to minority interests are recognized as a financial debt for their fair value and as a reduction in minority interests in equity.

Where the fair value of the commitment exceeds the carrying amount of the minority interest, the Group (until the application of revised IFRS 3 (mandatory from January 1, 2010) records this difference as goodwill, following the principle of the acquisition of minority interests described above.

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

Investments in joint ventures are consolidated under the pro rata method: the assets, liabilities, revenues and costs are consolidated in proportion to the Group’s investment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are recorded at their fair value at the acquisition date, except mainly for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

The cost of an acquisition is measured:

•

at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange;

•

plus costs directly attributable to the acquisition.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities is recorded as goodwill.

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

2007 FORM 20-F – THOMSON GROUP - 191

Back to contents

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Translation of foreign subsidiaries

For the financial statements of all the Group’s entities for which the functional currency is different from that of the Group, the following methods are applied:

•

the assets and liabilities are translated into euros at the rate effective at the end of the period;

•

the revenues and costs are translated into euros at the average exchange rate of the period.

The translation adjustments arising are directly recorded in shareholders’ equity.

Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at the balance sheet date. The differences arising on the translation of foreign currency operations are recorded in the statement of operations as a profit or loss on exchange.

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date. However, the recoverable value of depreciated tangible assets is determined by reference to the exchange rate at the balance sheet date.

The main exchange rates used for translation (one unit of each foreign currency converted to euros) are summarized in the following table:

	Closing Rate			Average Rate
	2007	2006	2005	2007	2006	2005
US dollar (US$)	0.67983	0.75945	0.84331	0.72682	0.79180	0.80550
Pound sterling (GBP)	1.36103	1.48965	1.45590	1.45660	1.46462	1.46248
Canadian dollar	0.69367	0.65433	0.72546	0.68254	0.69940	0.66470
Hong Kong dollar	0.08719	0.09767	0.10877	0.09316	0.10191	0.10359
China Renminbi	0.09308	0.09728	0.10453	0.09585	0.09950	0.09844

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

2007 FORM 20-F – THOMSON GROUP - 192

Back to contents

Leases

Leases which transfer substantially all risks and rewards incidental to the ownership of the leased asset are classified as finance leases. This transfer is based on different indicators analyzed such as (i) the transfer of ownership at the end of the lease, (ii) the existence of a bargain price option in the agreement, (iii) the fact that the lease term is for the major part of the economic life of the asset, or (iv) the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset. The assets held under finance leases are capitalized and the corresponding financial liability is accounted for by the Group. Leases which are not classified as finance leases are operating leases. The payments related to these contracts are recorded as expenses on a straight-line basis over the lease term.

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

Intangible assets

Intangible assets consist mainly of capitalized development projects, trademarks, rights for use of patents and acquired customer relationships.

Intangibles acquired through a business combination are recognized at fair value. For material amounts, Thomson relies on independent appraisals to determine the fair value of intangible assets. Separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost.

Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up. All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred. Borrowing costs are expensed when incurred.

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

(b) Patents and trademarks

Patents are amortized on a straight-line basis over the expected period of use. Trademarks are considered as having an indefinite useful life and are not amortized, but are tested for impairment annually according to IAS 36. The main reasons retained by the Group to consider a trademark as having an indefinite useful life are: its positioning in its market expressed in terms of volume of activity, international presence and notoriety, and its expected long-term profitability.

With respect to trademarks acquired through business combinations, the valuation methodology used is based on the royalty relief method which could reasonably be paid by third-party licensees on similar trademarks.

2007 FORM 20-F – THOMSON GROUP - 193

Back to contents

(c) Customer relationships

Customer relationships that are acquired through business combinations are amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years). The initial valuation methodology used is generally based on the attributable discounted future cash flows expected to be generated by the existing customers’ portfolio at the acquisition date.

(d) Other intangible assets

This caption comprises mainly acquired or internally developed software.

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

(b) Discontinued operations

A discontinued operation is a component of the Group that either has been disposed of (by sale or otherwise) or is held for sale. To be disclosed as discontinued, the operation must have been stopped or be classified as “asset held for sale”. The component discontinued is clearly distinguishable operationally and for reporting purposes. It represents a separate major line of business (or geographical area of business), is part of a single major plan of disposal or is a subsidiary acquired exclusively for resale.

The profit (loss) from discontinued operations is presented as a separate line item on the face of the statement of operations with a detailed analysis provided in Note 11. The statement of operations data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations. In the statement of cash flows, the amounts related to discontinued operations are disclosed separately.

2007 FORM 20-F – THOMSON GROUP - 194

Back to contents

Inventories

Inventories are valued at acquisition or production cost. The production costs include the direct costs of raw materials, labor costs and a part of the overheads representative of the indirect production costs, and exclude general administrative costs. The cost of inventory sold is determined based on the weighted average method or the FIFO (first in – first out) method, depending on the nature of the inventory. When the net realizable value of inventories is lower than its carrying amount, the inventory is written down by the difference.

Customer contract advances

As part of its normal course of business, Thomson makes cash advances, principally within its Services Division, to its customers. These are generally in the framework of a long-term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Such advances payments are classified under “Non-current assets”, recorded as “Contracts advances” and are amortized as a reduction of “Revenues” on the basis of units of production or film processed.

Financial assets

Financial assets are classified in the following categories, depending on the purpose for which the financial assets were acquired: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Except for financial assets at fair value through profit or loss, financial assets are recognized at fair value plus transaction costs at the date when the Group commits to purchase or sell the asset. Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs expensed.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: the financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as “held for trading” unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising, from changes in the fair value, including interest and dividend income, are presented in the statement of operations within “Other financial income (expense)”, in the period in which they arise.

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

Within the Group, available-for-sale financial assets consist mainly of shares held in listed companies and investments held in unquoted entities.

Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized directly in equity. The foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency are recognized in profit or loss.

2007 FORM 20-F – THOMSON GROUP - 195

Back to contents

When securities are sold or impaired, the accumulated fair value adjustments recognized in equity are recycled through profit or loss in the line item “Other financial income (expense)” in the statement of operations.

Interest on available-for-sale securities calculated using the effective interest rate method is recognized in the statement of operations. Dividends on available-for-sale equity instruments are recognized in the statement of operations when the Group’s right to receive payments is established.

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

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative negative changes in fair value – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized as an expense in the statement of operations. Impairment losses recognized in the statement of operations on financial instruments classified as available for sale are not reversed through the statement of operations, except if the instruments are disposed of.

Financial liabilities and equity instruments issued by the Group

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded for the proceeds received, net of direct issue costs.

Subordinated perpetual notes - On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of €500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded in shareholder’s equity for the net value received of €492 million (issue price less offering discount and fees). No derivative was identified because the provisions of the notes detailed in Note 22 fall outside the scope of the definition of a derivative under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39).

The Group’s objectives, policies and processes for managing capital are described in Note 23.

Compound/hybrid instruments

(a) Compound instruments/convertible bonds

A compound instrument is a financial instrument that contains both a financial liability component and an equity component. The equity component (option to exchange/convert into Thomson’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.

According to IAS 32, these bonds convertible into new or existing shares are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and of an equity instrument. The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Thomson’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Transaction costs directly attributable to issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

2007 FORM 20-F – THOMSON GROUP - 196

Back to contents

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

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of operations over the period of the borrowings using the effective interest rate method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

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

The Group assesses at each balance sheet date whether there is any objective evidence that a trade receivable is impaired. If any such evidence exists, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Depreciation of trade receivables is based on the ageing of receivables and on the future cash flows to be received.

A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

Derivatives

The Group uses derivatives as hedging instruments for hedges of foreign currency risks, changes in interest rates, commodity prices and equity market risks. These instruments include agreements for interest rate and currency swaps, options and forward contracts. If hedge accounting criteria are met, they are accounted for in accordance with hedge accounting.

Derivative instruments may be designated as hedging instruments in one of three types of hedging relationships:

•

fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;

•

cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities;

•

net investment hedge in foreign operations, corresponding to a hedge of the amount of the Group’s interest in the net assets of these operations.

Derivative instruments qualify for hedge accounting when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

the hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

2007 FORM 20-F – THOMSON GROUP - 197

Back to contents

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

•

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument – if any - is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long-term contracts where the period is generally up to one year;

•

for net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the statement of operations. Gains and losses accumulated in equity are transferred to profit and loss as an adjustment to the profit or loss on disposal of the investment.

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the statement of operations.

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

Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in shareholders’ equity and not in the statement of operations.

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

2007 FORM 20-F – THOMSON GROUP - 198

Back to contents

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

Post employment benefits and other long-term benefits

(a) Post employment obligations

The Group operates various post employment schemes for some employees. Contributions paid and related to defined contribution plans i.e. pension plans under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions (for example if the fund does not hold sufficient assets to pay to all employees the benefits relating to employee service in the current and prior periods) are recorded as expenses as they fall due.

The other pension plans are analyzed as defined benefit plans (i.e. pension plans that define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation) and are recognized in the balance sheet based on an actuarial valuation of the defined benefit obligations at the balance sheet date less the fair value of the related plan assets.

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

Expenses related to interest cost and expected return on plan assets are recognized as financial expense and financial income in “Finance costs – net”.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Recognized Income and Expense.

(b) Other long-term benefits

The obligations related to other long-term benefits (jubilee award) are also based on actuarial valuations.

Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the advantage given to the employees regarding the grant of the stock options consists of an additional compensation to these employees estimated at the grant date.

Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest. For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date with any changes in fair value recognized in profit or loss for the period. In addition, for plans based on performance conditions, the probability of achieving the performance is assessed each year and the expense is adjusted accordingly.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model. The expense recognized takes into account the number of options expected to be vested annually.

2007 FORM 20-F – THOMSON GROUP - 199

Back to contents

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

Where the discounting effect is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money. Unwinding of discounts is recognized in “Finance costs – net”.

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

The restructuring provision only includes the costs directly linked to the plan.

Revenues

Revenue is measured at the fair value of the amount received or to be received, after deduction of any trade discounts or volume rebates allowed by the Group, including customer contract advances amortization.

When the impact of deferred payment is significant, the fair value of the revenue is determined by discounting all future payments.

(a) Sales of goods

Related revenue is recognized when the entity has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs at the time of shipment.

(b) Services agreements

The Group signs contracts which award to the Group a customer’s business within a particular territory over the specified contract period (generally over 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Revenue is recognized when the entity has transferred to the customer the major risk and rewards of ownership, which generally occurs, depending on contract terms, upon duplication or delivery.

(c) Royalties

Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third-party by a licensee.

The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement.

(d) Long-term contracts

Some parts of the Systems operations, notably in the Broadcast & Networks businesses, consists of the design, planning, integration and development of broadcast systems. Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods. Consequently, income and expenses on these contracts are recognized in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognized as soon as they are identified.

2007 FORM 20-F – THOMSON GROUP - 200

Back to contents

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

Related parties

A party is related to the Group if:

•

directly or indirectly the party (i) controls, is controlled by or is under common control with the Group, (ii) has an interest in the Group that gives it significant influence over the Group;

•

the party is an associate;

•

the party is a joint venture in which the Group is a venturer;

•

the party or one of its Directors is a member of the Board of Directors or of the Executive Committee of the Group or a close member of the family of any individual referred to above.

Note 3

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

2007 FORM 20-F – THOMSON GROUP - 201

Back to contents

Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Intangible assets, net” and tangible fixed assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to decide (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of fixed assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2007, the Group recognized depreciation expense amounting to €177 million related to tangible assets and amortization expense of €161 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2007, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €693 million and €698 million, respectively.

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

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of reporting units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit, (2) estimating the value of the operating cash flows including their terminal value, (3) estimating the growth rate of the revenues generated by the assets tested for impairment and (4) estimating the operating margin rates of underlying assets for related future periods. These assumptions used by the Group for the determination of the recoverable amount are described in Note 13.

As of December 31, 2007 the net book value of goodwill and indefinite-lived intangible assets amounted to €1,645 million and €240 million, respectively.

Thomson performed an annual impairment test in 2007, which did not result in any impairment charge of these assets. Based on differences observed between the carrying amount and recoverable amount of goodwill and indefinite-lived intangible assets, the increase by one point in the discount rate or the decrease by one point of the perpetual growth rate would not have resulted in an impairment loss.

Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 above. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which are not expected to re-occur in the near future, and/or (2) the expectation of exceptional gains or (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2007, the Group has recorded deferred tax liabilities of €204 million and €503 million of deferred tax assets reflecting management’s estimates.

2007 FORM 20-F – THOMSON GROUP - 202

Back to contents

Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 27 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

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

As of December 31, 2007 the post-employment benefits provision amounted to €403 million. The present value of the obligation amounted to €576 million, the fair value of plan assets amounted to €174 million and unrecognized prior service cost amounted to €1 million. For the year ended December 31, 2007, net pension costs amounted to a gain of €21 million including a curtailment gain of €65 million.

Provisions and litigations

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 36 for a description of the significant legal proceedings and contingencies.

Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2007, the change in fair value required Thomson to recognize a net non cash financial gain amounting to €37 million (comprising a gain of €34 million and a foreign exchange gain of €3 million). In 2006, subsequent change in fair value had required Thomson to recognize a net non cash financial gain amounting to €6 million (comprising a gain of €4 million and a foreign exchange gain of €2 million). In 2005, subsequent change in fair value had required Thomson to recognize a net non cash financial gain which amounted to €83 million (comprising a gain on the fair value of €94 million and a foreign exchange loss of €11 million).

2007 FORM 20-F – THOMSON GROUP - 203

Back to contents

Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and in particularly in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and / or with the particular technology owner.

Note 4

Bridge with financial statements released as of December 31, 2006

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2007. The column “IFRS 5” reflects therefore the statement of operations of the following additional discontinued operations compared to December 31, 2006:

•

in the second half of 2007, the remaining activities linked to the Tubes and Display businesses located in France and in Mexico have been stopped;

•

collateral to the end of the Audio-Video and Accessories business in Europe, the AfterSales Europe business was  sold on April 1, 2008.

2007 FORM 20-F – THOMSON GROUP - 204

Back to contents

4.1 Bridge for December 31, 2006 income statement

(in € millions)	December 31, 2006 (released in 2006)	IFRS 5	December 31, 2006 (released in 2007)
Continuing operations
Revenues	5,854	(73)	5,781
Cost of sales	(4,474)	63	(4,411)
Gross margin	1,380	(10)	1,370
Selling and administrative expenses	(674)	10	(664)
Other income (expense)	52	48	100
Research and development expenses	(279)	-	(279)
Profit from continuing operations before tax and net finance costs	479	48	527
Finance costs – net	(200)	(2)	(202)
Share of income (loss) from associates	(86)	-	(86)
Income tax	-	-	-
Profit (loss) from continuing operations	193	46	239
Discontinued operations
Profit (loss) from discontinued operations – net	(138)	(46)	(184)
NET INCOME (LOSS)	55	-	55

4.2 Bridge for December 31, 2005 income statement

(in € millions)	December 31, 2005 (released in 2006)	IFRS 5	December 31, 2005 (released in 2007)
Continuing operations
Revenues	5,591	(47)	5,544
Cost of sales	(4,240)	35	(4,205)
Gross margin	1,351	(12)	1,339
Selling and administrative expenses	(638)	10	(628)
Other income (expense)	(96)	9	(87)
Research and development expenses	(227)	6	(221)
Profit from continuing operations before tax and net finance costs	390	13	403
Finance costs – net	(42)	2	(40)
Income Tax	(68)	-	(68)
Share of income (loss) from associates	(82)	-	(82)
Profit (loss) from continuing operations	198	15	213
Discontinued operations
Profit (loss) from discontinued operations – net	(771)	(15)	(786)
NET INCOME (LOSS)	(573)	-	(573)

2007 FORM 20-F – THOMSON GROUP - 205

Back to contents

4.3 Bridge for December 31, 2006 and 2005 statements of cash flows

The main variations in the statement of cash flows due to the changes in the scope of discontinued operations compared to December 31, 2006 are the following:

Year ended December 31,
(in € millions)	2006	2005
Loss from discontinued operations	(46)	(15)
Profit from continuing operations	46	15
Net operating cash generated from continuing activities	3	17
Net operating cash used in discontinued operations	(3)	(17)
NET CASH FROM OPERATING ACTIVITIES (I)	-	-
Net investing cash generated from / (used in) continuing activities	(2)	-
Net investing cash generated from / (used in) discontinued operations	2	-
NET CASH USED IN INVESTING ACTIVITIES (II)	-	-
Net financing cash generated from continuing activities	-	-
Net financing cash (used in) / generated from discontinued operations	-	-
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES (III)	-	-

Note 5

Significant changes in the scope of consolidation

For the years ended December 31, 2007, 2006 and 2005, Thomson’s consolidated balance sheets and statements of operations include the accounts of all investments in subsidiaries, jointly controlled entities and associates (the main ones being listed in Note 39). The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.

	As of December 31,
	2007				2006				2005
	Europe (*)	France	US	Others	Europe (*)	France	US	Others	Europe (*)	France	US	Others
Number of companies:
Parent company and consolidated subsidiaries	70	32	49	40	82	33	27	66	78	40	27	63
Companies consolidated under the proportionate method	11	5	3	3	13	5	11	1	15	5	11	1
Companies accounted for under the equity method	-	3	2	1	-	3	2	1	-	3	2	2
Sub-total by region	81	40	54	44	95	41	40	68	93	48	40	66
TOTAL	219				244				247
(*) Except France.

2007 FORM 20-F – THOMSON GROUP - 206

Back to contents

Changes in 2007

(a) Main acquisitions and business combinations

•

Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the UK to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of £4 million (equivalent to €7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in the Services segment. A preliminary purchase price allocation has been booked.

•

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interests in Technicolor Universal Media Services LLC of America for US$16 million (equivalent to €12 million at the date of transaction). This acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company is fully consolidated since June 25, 2002 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately €12 million as of December 31, 2006. As a consequence, the 2007 transaction had no significant impact on goodwill as the difference between the minority interests and the financial liability was already booked as goodwill as of December 31, 2006.

•

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of €3 million. This acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company is fully consolidated since October 27, 2004 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately €3 million as of December 31, 2006. As a consequence, the 2007 transaction had no significant impact on goodwill as the difference between the minority interests and the financial liability was already booked as goodwill as of December 31, 2006.

•

On February 13, 2007, Thomson acquired 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (“Paprikaas”), a leading Indian animation and gaming cinematics firm for US$ 5 million paid in cash (equivalent to €4 million at the date of transaction). Since then the company is consolidated and included in the Services segment. A preliminary purchase price allocation has been booked.

•

On July 30, 2007 Thomson acquired SyncCast, a leading outsourced application delivery network and digital media services provider mainly over IP networks, for a consideration of US$ 13 million (equivalent to €10 million at the date of transaction). The price could reach US$ 24 million depending on some earn-out conditions to occur from 2008 to 2010. The company is consolidated from July 30, 2007 and is included in the Services segment. A preliminary purchase price allocation has been booked.

Due to the complexity of the businesses acquired, the identification and evaluation of purchased intangible assets frequently require external expert appraisals, which mean that the Group generally does not finalize purchase price allocations at the closing date. Consequently, for all the acquisitions mentioned above, the purchase price allocation exercise will be completed, as required, within 12 months of the acquisition, and so is not yet finalized.

2007 FORM 20-F – THOMSON GROUP - 207

Back to contents

The provisional fair values and the provisional goodwill arising from the main transactions mentioned above are as follows:

(in € millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2007	Fair value at acquisition
Net assets acquired
Property, plant and equipment	7	(6)	1
Trade receivables	1	-	1
Deferred tax assets	-	10	10
Provisions	-	(30)	(30)
TOTAL NET ASSETS ACQUIRED (*)	8	(26)	(18)
Purchase consideration (*)
Cost of acquisition			24
Direct costs relating to the acquisitions			1
TOTAL PURCHASE CONSIDERATION PAID			25
Goodwill (*)			43
(*) Technicolor Network Services UK Limited and Technicolor Universal Media Services LLC of America acquisitions of minority interests not included.

The goodwill is mainly attributable to the anticipated future synergies within the Group.

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to December 31, 2007 is the following:

(in € millions)	2007
Contribution in revenues (*)	10
Contribution in profit from continuing operations before tax and net finance costs (*)	(1)
(*) Technicolor Network Services UK Limited and Technicolor Universal Media Services LLC of America acquisitions of minority interests not included.

From January 1, 2007 until their related acquisition dates, these businesses had revenues of €3 million and a profit before tax and net finance costs of €(1) million.

(b) Main disposals

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007 for a price of US$ 59 million paid in cash (equivalent to €42 million at average exchange rate over the period and €44 million at the date of transaction), based on the level of working capital at that date.

On October 16, 2007, Thomson signed an agreement for the disposal of its audio-video business in the US and in the rest of the world (excluding Europe) with Audiovox Corporation. The closing of the transaction was finalized on December 31, 2007 for a price of US$ 19 million paid in cash (equivalent to €13 million at the date of transaction), based on the level of the net assets at that date.

2007 FORM 20-F – THOMSON GROUP - 208

Back to contents

On December 21, 2007, Thomson sold all the assets of Gyration Inc. to Movea S.A., a company specialized in motion sensing technologies. As part of the transaction Thomson acquired a minority stake of 10.5% in Movea.

On December 31, 2007, Thomson sold the Audio Video and Accessories Skymaster activities in Germany to Arques Industries for €1. As part of the agreement, Thomson waived a debt towards the sold entity for €33 million and is committed to recapitalize this entity with €11 million. This obligation has been recorded in Thomson 2007 consolidated financial statements.

Regarding the disposals of the Audio-Video and Accessories business mentioned above, the carrying amounts of the net assets sold were as follows as of the dates of disposal:

(in € millions)	Carrying amount as of the date of disposal (Audio video and Accessories)
Net assets disposed of
Tangible and intangible assets	34
Inventories	52
Trade receivables	16
Other assets	15
Provisions	(9)
Trade payables	(11)
Other liabilities	(27)
TOTAL NET ASSETS DISPOSED OF	70
Disposal consideration
Cash consideration received	57
TOTAL DISPOSAL PRICE	57
Gain (loss) on disposal	(13)

Changes in 2006

(a) Main acquisitions

•

On January 13, 2006, Thomson acquired the network services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems (“Convergent”). These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately US$ 37 million (equivalent to €32 million at the date of transaction exchange rate), subject to an increase by up to US$ 7 million (€5 million at the December 31, 2006 exchange rate) dependent upon the performance of this company in 2006 and 2007. Thomson consolidates this activity from January 13, 2006. Convergent reports in the Service segment.

•

On January 26, 2006, Thomson took the control of 94% of the share capital of Canopus Co., Ltd (“Canopus”), a Japanese company listed on the Tokyo Stock Exchange, for a total consideration of ¥ 12 billion (equivalent to €87 million at the date of the transaction exchange rate). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was completed in two steps. First step, on December 5, 2005, Thomson acquired 33% of the share capital of Canopus Co., Ltd via a private agreement. Second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, thus allowing the company to take control of an additional 61% of the share capital of Canopus. The purchase price was partially paid in cash and the remaining part by the delivery of 821,917 Thomson shares. On August 11, 2006, Thomson acquired the remaining 6% of the share capital for €6 million and delisted this company from the Tokyo Stock Exchange. The company is fully consolidated from January 26, 2006. Canopus is included in the Systems segment.

•

On June 23, 2006, Thomson acquired the remaining (16%) minority interests of the share capital of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for €2 million paid in cash. This acquisition followed an initial transaction made in 2004 by Thomson with the acquisition of 10% of the share capital of Nextamp, and a second made in 2005 with the acquisition of 74% of the capital for €7 million paid in cash. The total cost of the purchase amounts therefore to €9 million. The company is fully consolidated from June 17, 2005 and is included in the Technology segment.

2007 FORM 20-F – THOMSON GROUP - 209

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

•

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (“NOB CMF“), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB) for a total consideration of €17 million. This company delivers global consulting and management services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in the Netherlands. NOB CMF has been consolidated from October 4, 2006 and is included in the Services segment.

The provisional fair values and the provisional goodwill arising from the transactions mentioned above are as follows:

(in € millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2006	Fair value adjustments of the current period	Fair value at acquisition
Net assets acquired
Property, plant and equipment	66	(12)	(2)	52
Intangible assets	-	15	(2)	13
Inventories	16	-	-	16
Trade receivables	16	-	-	16
Other assets	14	2	3	19
Bank and cash balances	26	-	-	26
Provisions	(6)	(2)	-	(8)
Trade payables	(17)	-	-	(17)
Other liabilities	(44)	-	-	(44)
Deferred tax liabilities	-	(8)	-	(8)
TOTAL NET ASSETS ACQUIRED (*)	71	(5)	(1)	65
Purchase consideration (*)
Cost of acquisition				140
Direct costs relating to the acquisitions				6
TOTAL PURCHASE CONSIDERATION PAID				146
GOODWILL (*)				81
(*) Nextamp and VCF acquisition of minority interests not included.

The goodwill is mainly attributable to the anticipated future synergies within the Group.

2007 FORM 20-F – THOMSON GROUP - 210

Back to contents

The contribution to the Group of the acquired businesses for the period from their related acquisition dates to December 31, 2006 is the following:

(in € millions)	2006
Contribution in revenues (*)	103
Contribution in profit from continuing operations before tax and net finance costs (*)	3
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

•

In October 2006, Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (“TCL Multimedia“), a company listed on the Hong Kong Stock Exchange and the parent company of TTE and TCL Corporation, to facilitate TTE’s evolution in Europe, to secure the continuation of activities at Thomson’s Angers factory as well as to resolve certain issues with the existing contractual framework. In particular, this agreement provided for the termination of the right granted by Thomson to TTE to use the “Thomson®” trademark at the end of 2008 for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to terminate the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson ceased to have a significant influence over TCL Multimedia and, as of that date no longer accounted its interests in TCL Multimedia under the equity method. Since this date, Thomson’s remaining interest in TCL Multimedia is classified as an available-for-sale financial asset and has gradually been reduced down to approximately 2.4% at the end of December 2007 (see Note 16).

Note 6

Information by business segments and by geographic areas

Business segments

Since January 1, 2005, Thomson has implemented a simple and flexible organizational and management structure with three Divisions based on its Media & Entertainment (M&E) activities. The three segments are:

•

Technology: this Division develops and monetizes technology in the following areas:

- Licensing of patents and trademarks,

- Research,

- Silicon Solutions,

- Software & Technology Solutions: Security, Imaging and Networking Software Services;

•

Systems:

- Broadcast & Network Systems,

- Access Products;

•

Services: this Division offers end-to-end management of services for our customers in the M&E industries in the following areas:

- DVD Services: DVD and DVD-ROM replication and distribution and VoD,

- Film and Content Services: film printing, digital cinema, post production, archiving and media asset management,

- Network Services: Out-of-home advertising, broadcast play-out and other related services outsourced by broadcasters.

Unallocated activities mainly comprising corporate functions are grouped under Corporate.

2007 FORM 20-F – THOMSON GROUP - 211

Back to contents

Revenues to external customers generated by the Corporate segment correspond to services billed to trading partners.

The Group’s remaining continuing activities are regrouped under Other.

These segments are the basis on which the Group reports its primary segment information.

Geographical segments

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

The following comments are applicable to the three tables below:

•

the Technology, Systems and Services Divisions generate substantially all of their revenues respectively from royalties, sale of goods and sale of services;

•

the caption “Profit (loss) from continuing operations before tax and net finance costs” does not include intercompany items;

•

the captions “Amortization of customer relationships” and “Other depreciation and amortization” only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”);

•

the caption “Other non-cash expenses” includes mainly net variation of provisions without cash impact;

•

the caption “Other segment assets” includes advances to suppliers and to customers;

•

the caption “Total segment assets” includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets;

•

the caption “Unallocated assets” includes mainly financial assets, current accounts with subsidiaries/associates, income tax assets and assets held for sale;

•

the caption “Unallocated liabilities” includes mainly financial and income tax liabilities and liabilities classified as held for sale;

•

the caption “Capital employed” is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of fixed assets);

•

the caption “Capital expenditures” is before the net change in debt related to capital expenditure payables (in 2007, 2006 and 2005, amounting to €1 million, €4 million, €(19) million respectively);

•

the Other segment is run largely as a contract manufacturing operation for the benefit of other Group entities and third parties.

2007 FORM 20-F – THOMSON GROUP - 212

Back to contents

Information by business segment

(in € millions)	Technology	Systems	Services	Corporate	Other	Consolidation Adjustments	Total
	Year ended December 31, 2007
Statement of operations items
Revenues to external customers	535	2,679	2,400	6	10	-	5,630
Intersegment sales	23	30	-	103	63	(219)	-
Profit (loss) from continuing operations before tax and net finance costs	277	28	115	(74)	3	-	349
Out of which:
Amortization of customer relationships	-	(22)	(27)	-	-	-	(49)
Other depreciation and amortization	(20)	(96)	(214)	(4)	-	-	(334)
Other non-cash income (expenses)	(5)	(59)	(69) (*)	(5)	45	-	(93)
Share of loss from associates	-	-	-	1	-	-	1
Loss from discontinued operations	-	-	-	-	(241)	-	(241)
Balance sheet items
Assets
Operating segment assets	188	1,097	1,494	28	74	-	2,881
goodwill	23	633	989	-	-	-	1,645
Other segment assets	157	265	363	282	88	-	1,155
TOTAL SEGMENT ASSETS	368	1,995	2,846	310	162	-	5,681
Investments in associates	3	-	-	-	7	-	10
Unallocated assets							1,079
TOTAL CONSOLIDATED ASSETS							6,770
Liabilities
Segment liabilities	221	964	692	401	380	-	2,658
Unallocated liabilities							2,057
TOTAL CONSOLIDATED LIABILITIES (WITHOUT EQUITY)							4,715
Other information
Capital expenditure	(12)	(107)	(150)	(3)	(1)	-	(273)
Capital employed	142	412	1,174	(97)	(63)	-	1,568
(*) In 2007, the Services segment secured agreement for the recovery of certain expenses which led to the accrual of a receivable of €14 million and a corresponding reduction in cost of sales.

2007 FORM 20-F – THOMSON GROUP - 213

Back to contents

	Technology	Systems	Services	Corporate	Other (*)	Consolidation Adjustments	Total
(in € millions)	Year ended December 31, 2006
Statement of operations items
Revenues to external customers	547	2,684	2,489	27	34	-	5,781
Intersegment sales	32	21	1	110	25	(189)	-
Profit (loss) from continuing operations before tax and net finance costs	289	132	160	(77)	23	-	527
Out of which:
Amortization of customer relationships	-	(25)	(30)	-	-	-	(55)
Other depreciation and amortization	(18)	(87)	(257)	(6)	(1)	-	(369)
Other non-cash income (expenses)	3	(19)	(41)	(15)	6	-	(66)
Share of loss from associates	-	-	-	-	(86)	-	(86)
Loss from discontinued operations	(7)	(114)	-	-	(63)	-	(184)
Balance sheet items
Assets
Operating segment assets	195	1,188	1,783	45	57	-	3,268
goodwill	25	644	1,045	-	-	-	1,714
Other segment assets	170	280	474	1,009	118	-	2,051
TOTAL SEGMENT ASSETS	390	2,112	3,302	1,054	175	-	7,033
Investments in associates	4	-	-	1	7	-	12
Unallocated assets							1,073
TOTAL CONSOLIDATED ASSETS							8,118
Liabilities
Segment liabilities	319	951	749	482	437	-	2,938
Unallocated liabilities							3,061
TOTAL CONSOLIDATED LIABILITIES (WITHOUT EQUITY)							5,999
Other information
Capital expenditure	(37)	(110)	(135)	(6)	(2)	-	(290)
Capital employed	80	560	1,426	(67)	9	-	2,008

(*)

This includes all Genlis’ plant continuing result in 2006. If the same treatment had been applied as of December 31, 2005,Other and Systems results would have been respectively decreased and increased by €9 million.

2007 FORM 20-F – THOMSON GROUP - 214

Back to contents

	Technology	Systems	Services	Corporate	Other (*)	Consolidation Adjustments	Total
(in € millions)	Year ended December 31, 2005
Statement of operations items
Revenues to external customers	546	2,262	2,487	40	209	-	5,544
Intersegment sales	38	10	1	113	1	(163)	-
Profit (loss) from continuing operations before tax and net finance costs	277	109	205	(79)	(109)	-	403
Out of which:
Amortization of customer relationships	-	(25)	(26)	-	-	-	(51)
Other depreciation and amortization	(13)	(59)	(300)	(4)	(15)	-	(391)
Other non-cash income (expenses)	(3)	(47)	(25)	(26)	(43)	-	(144)
Share of loss from associates	-	-	-	-	(82)	-	(82)
Loss from discontinued operations	(39)	(41)	-	-	(706)	-	(786)
Balance sheet items
Assets
Operating segment assets	175	1,241	2,123	37	108	-	3,684
goodwill	28	621	1,107	-	-	-	1,756
Other segment assets	130	465	460	818	127	-	2,000
TOTAL SEGMENT ASSETS	333	2,327	3,690	855	235	-	7,440
Investments in associates	4	3	-	-	197	-	204
Unallocated assets							1,216
TOTAL CONSOLIDATED ASSETS							8,860
Liabilities
Segment liabilities	356	1,045	792	831	615	-	3,639
Unallocated liabilities							3,005
TOTAL CONSOLIDATED LIABILITIES (WITHOUT EQUITY)							6,644
Other information
Capital expenditure	(23)	(95)	(138)	(8)	(11)	-	(275)
Capital employed	22	555	1,745	(50)	76	-	2,348
(*) In 2005, Other includes mainly the Displays & CE Partnerships activities.

2007 FORM 20-F – THOMSON GROUP - 215

Back to contents

Information by geographical area

(in € millions)	France	Rest of Europe	US	Rest of Americas	Asia/Pacific	Total
December 31, 2007
Revenues to external customers (1)	1,411	1,164	2,192	449	414	5,630
Profit from continuing operations before tax and net finance costs (2)	247	32	4	34	32	349
Segment assets	1,591	785	2,415	395	495	5,681
Capital expenditure	(57)	(78)	(105)	(10)	(23)	(273)
December 31, 2006
Revenues to external customers (1)	1,433	1,244	2,306	441	357	5,781
Profit from continuing operations before tax and net finance costs (2)	212	50	181	36	48	527
Segment assets	2,362	967	2,799	392	513	7,033
Capital expenditure	(92)	(65)	(104)	(10)	(19)	(290)
December 31, 2005
Revenues to external customers (1)	1,275	1,099	2,475	401	294	5,544
Profit from continuing operations before tax and net finance costs (2)	200	54	17	93	39	403
Segment assets	1,905	1,157	3,522	410	446	7,440
Capital expenditure	(52)	(75)	(122)	(9)	(17)	(275)

(1)

Net sales and profit from continuing operations are classified by the location of the business that invoices the customer.

(2)

The inter-company profits / losses included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

2007 FORM 20-F – THOMSON GROUP - 216

Back to contents

Note 7

Selling and administrative expenses and other income (expense)

(in € millions)	2007	2006	2005
Selling and marketing expenses	(300)	(280)	(260)
General and administrative expenses	(398)	(384)	(368)
SELLING AND ADMINISTRATIVE EXPENSES	(698)	(664)	(628)
OTHER INCOME (EXPENSE) (1)	30	100	(87)

(1)

The line “Other income (expense)” includes the following elements:

(a) for 2007:

- restructuring expenses amounting to €82 million (mainly relating to the Services segment),

- US medical benefit curtailment gain amounting to €63 million, mostly related to retirees of the Displays & CE Partnerships activities (see Note 27),

- gain on disposal of land and buildings amounting to €47 million (in the Services segment);(b) for 2006:

(b) for 2006:

- restructuring expenses of €66 million (see Note 28), notably restructuring in the Services segment and €25 million of costs related to the French TV manufacturing activity for TCL Multimedia, including a loss in respect of the renegotiation of the subcontract manufacturing agreement,

- US medical benefit curtailment gain for €167 million mostly credited to the Displays & CE Partnerships activities (see Note 27.2),

- gain on disposal of land and buildings of €23 million, notably relating to Systems and Services segments;

(c) for 2005:

- restructuring expenses of €40 million (see Note 28),

- long-lived asset write-offs of €16 million. In 2005, Thomson has assessed that the carrying values of certain non-current assets related to its Angers plant were above their recoverable value and therefore recognized a €10 million charge.

Note 8

Research and development expenses

(in € millions)	2007	2006	2005
Research and development expenses, gross	(334)	(346)	(276)
Capitalized development projects	71	88	65
Amortization of research and development intangible assets	(43)	(36)	(22)
Subsidies	18	15	12
RESEARCH AND DEVELOPMENT EXPENSES, NET	(288)	(279)	(221)

2007 FORM 20-F – THOMSON GROUP - 217

Back to contents

Note 9

Net finance costs

(in € millions)	2007	2006	2005
Interest income	19	19	31
Interest expense (1)	(120)	(108)	(108)
Interest expense, net (2)	(101)	(89)	(77)
Financial component of pension plan expense	(22)	(33)	(28)
Other financial charges	(5)	(5)	(7)
Exchange profit (loss) (3)	8	7	(22)
Change in fair value on financial instrument (loss)	(16)	(11)	(8)
Change in fair value of the SLP convertible debt (4)	34	4	94
Other (5)	(3)	(75)	8
Other financial (expense) income, net	(4)	(113)	37
TOTAL FINANCE COSTS – NET	(105)	(202)	(40)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense. The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of €8 million, €9 million and €36 million for 2007, 2006 and 2005 respectively.

(2)

Prepaid bank fees on debt issuances are included, according to IAS 32 and 39, in the effective interest rate on debt and classified in “Interest expense”. There is no significant fee income and expense other than the amount included in determining the effective interest rate.

(3)

Including a €3 million and €2 million exchange gain related to the embedded derivative of the SLP US$ convertible debt in 2007 and in 2006 respectively compared to a €11 million exchange loss in 2005.

(4)

The SLP convertible bond contains an embedded derivative which is accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in Finance costs – net for the amount mentioned under this caption. The option value was zero at December 31st, 2007; given the level of the Thomson share price and the potential short-term nature of the bond, changes in the variables affecting the option value would not be expected to have a significant impact.

(5)

In 2006, it includes €(70) million comprising the loss on disposal of a portion of the Group’s shares in TCL Multimedia, the resulting mark-to-market of remaining shares classified as available-for-sale financial asset (see Note 16) and the charge accounted by the Group in counterpart of the release of the TCL Multimedia lock-up clause (see Note 14).

Note 10

Income tax

Income tax expense is summarized below:

(in € millions)	2007	2006	2005
Current income tax
France	(26)	(19)	(8)
Foreign	(27)	(40)	(34)
TOTAL CURRENT INCOME TAX	(53)	(59)	(42)
Deferred income tax
France	139	54	51
Foreign	(113)	5	(77)
TOTAL DEFERRED INCOME TAX	26	59	(26)
TOTAL INCOME TAX EXPENSE ON CONTINUING OPERATIONS	(27)	-	(68)

2007 FORM 20-F – THOMSON GROUP - 218

Back to contents

In 2007, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to €27 million compared to zero in 2006.

The current tax charge in 2007 is notably the result of current taxes due in Australia, Canada and the U.K., as well as withholding taxes on income earned by our Licensing activities, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge. The current income tax charge amounted to €26 million in France (reflecting mainly withholding taxes) and €27 million abroad.

In 2007, Thomson recorded a net deferred tax income of €26 million primarily due to (1) the recognition of previously unrecognized deferred tax assets amounting to €139 million and corresponding to the tax losses in France, as a result of improved visibility over future Licensing income stream in France, now that the loss-making activities have been disposed  of or abandoned and (2) an impairment charge of €100 million resulting from the downward revision of expected taxable income in the short-term in the US. In addition, the booking of a deferred tax charge in Mexico is leading to a 101% Mexican effective tax rate essentially because of the new very unfavourable Mexican tax law.

The current tax charge in 2006 was notably the result of current taxes due in the Netherlands, the United States (Screenvision joint-venture), Australia, Mexico and Canada, as well as withholding taxes on income earned by our Licensing activities, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge.

In 2006, Thomson recorded a net deferred tax income of €59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with the tax agreement from the French Tax Authorities dated November 6, 2002, Thomson filed a worldwide tax return from 2001 to the end of 2005, when the tax agreement ceased and was not renewed. All those 5 years have been audited by the French Tax Authorities and are now closed.

In 2005, the current income tax charge amounted to €8 million in France (reflecting withholding taxes) and €34 million abroad. In 2005, Thomson recorded a net deferred tax charge of €26 million, mainly due to a partial recognition of deferred tax assets in respect of Thomson’s French losses due to the disposal of Displays taking into consideration the anticipated profits of the Telecom and Licensing businesses for €51 million, and the derecognition of €77 million of deferred tax assets in the United States reflecting lower than previously anticipated profitability in that country.

(a) Analysis of the difference between the theoretical and effective income tax rates

The following table shows reconciliation from the theoretical income tax expense – using the French corporate tax rate of 34.43% as at December 31, 2007 and 33.33% as at December 31, 2006 and 2005 – to the reported tax expense.

2007 FORM 20-F – THOMSON GROUP - 219

Back to contents

The reconciling items are described below:

(in € millions)	2007	2006	2005
Consolidated net income/(loss)	(23)	55	(573)
Discontinued operations	(241)	(184)	(786)
Income tax	(27)	-	(68)
Share of profit (loss) from associates	1	(86)	(82)
PRE-TAX ACCOUNTING INCOME ON CONTINUING OPERATIONS	244	325	363
Theoretical income tax using the statutory rate	(84)	(108)	(121)
Change in unrecognized deferred tax assets (1)	23	93	(1)
Tax credits	1	-	26
Effect of difference in tax rates (2)	18	23	47
Permanent differences	27	(2)	8
Withholding taxes not recovered (3)	(15)	(15)	(30)
Other, net	3	9	3
Effective income tax on continuing operations	(27)	-	(68)
Pre-tax accounting income on continuing operations	244	325	363
Effective tax rate	11%	-	19%

(1)

In 2007, net change in unrecognized tax assets relates mainly to the recognition of the net deferred tax income of €139 million in France offset by an impairment charge of €(100) million in the US. In 2006, net change in unrecognized deferred tax assets relates primarily to the recognition of net deferred tax income of €54 million in France notably due to the end of the Japanese withholding tax in future years. In 2005, change in unrecognized deferred tax assets relates primarily to a €(77) million write-off on the US perimeter offset by €51 million recognition of deferred tax assets in France.

(2)

In 2007, this amount comprises €14 million related to the licensing revenue taxed at reduced rate. In 2006 and 2005, this amount comprises respectively €11 million and €41 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%).

(3)

Withholding tax not recovered related to withholding tax paid on licensing revenues but not refunded through current income tax in France and in the USA.

(b) Analysis of variations of deferred tax assets and liabilities

(in € millions)	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets
At January 1, 2005	301	(37)	264
Changes impacting 2005 result	35	(61)	(26)
Other movement (*)	43	(64)	(21)
Year ended December 31, 2005	379	(162)	217
Changes impacting 2006 result	30	29	59
Other movement (*)	(12)	(10)	(22)
Year ended December 31, 2006	397	(143)	254
Changes impacting 2007 result	79	(53)	26
Other movement (*)	27	(8)	19
Year ended December 31, 2007	503	(204)	299

(*)

In 2007, this caption corresponds mainly to change in scope (€10 million) and currency translation adjustments (€(6) million).

In 2006, this caption corresponds mainly to change in scope (€(1) million) and currency translation adjustments (€(13) million).

In 2005, this caption corresponds mainly to change in scope (€(48) million) and currency translation adjustments (€24 million).

2007 FORM 20-F – THOMSON GROUP - 220

Back to contents

(c) Analysis of tax position by major temporary differences and unused tax losses and credits

(in € millions)	2007	2006	2005
Tax effect of tax loss carry-forwards	1,616	1,316	1,038
Tax effect of temporary differences related to:
Property, plant and equipment	9	(1)	28
Intangible assets	(199)	(103)	(80)
Investments and other non current assets	(12)	4	(6)
Inventories	13	9	4
Receivables and other current assets	-	(21)	(17)
Borrowings	19	20	22
Retirement benefit obligations	53	94	215
Restructuring provisions	16	14	13
Other provisions	26	57	71
Other liabilities	51	90	84
TOTAL DEFERRED TAX ON TEMPORARY DIFFERENCES	(24)	163	334
Deferred tax assets / (liabilities) before netting	1,592	1,479	1,372
Valuation allowances on deferred tax assets	(1,293)	(1,225)	(1,155)
Net deferred tax assets / (liabilities)	299	254	217

(d) Expiration of the tax loss carry forward

(in € millions)
2008	44
2009	57
2010	227
2011	20
2012	9
2013 and thereafter	4,260
TOTAL	4,617

2007 FORM 20-F – THOMSON GROUP - 221

Back to contents

Note 11

Discontinued operations

For changes in the scope of discontinued operations between 2006 and 2007, see Note 4 above.

(a) Discontinued operations linked to the exit of the Audio-Video and Accessories businesses

On December 12, 2005 Thomson announced its decision to sell its Audio/Video, Accessories and consumer marketing and sales activities (referred to as “AVA business” hereafter). As of December 31, 2007, the status of these operations is the following:

•

on December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the US with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007 (see Note 5 for details on the impact of this disposal);

•

on October 16, 2007, Thomson signed an agreement to sell its consumer electronics Audio-Video (AV) activities outside Europe to Audiovox Corporation. Completion of the sale took place on December 31, 2007;

•

on December 21, 2007, Thomson sold all the assets of Gyration Inc. to Movea S.A., a company specialized in motion sensing technologies. As part of the transaction Thomson acquired a minority stake of 10.5% in Movea;

•

following discussions with various parties on the alternatives for the future of its AVA Europe business, Thomson sold the Skymaster activities in Germany on December 31, 2007 and stopped the remaining part of AVA Europe business;

•

collateral to the end of the Audio-Video and Accessories businesses in Europe, the AfterSales Europe business was sold on April 1, 2008.

(b) Discontinued operations linked to the exit of Tubes and Displays businesses

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

The definitive agreement was signed on September 30, 2005. Thomson received a cash payment of €240 million for its Tubes activities and technology and reinvested a similar amount in shares of Videocon entities (see Note 16).

In December 2005, Thomson shut down its component plant TTCF situated in Gray.

In the first quarter of 2006, Thomson agreed to transfer to a German Company its remaining optical technology assets and people. As a result, Thomson recorded under discontinued operations the results related to its optical business net of the estimated cost of exit and as held for sale all the assets and liabilities related to these operations in the Group balance sheet as of December 31, 2005. The loss from operations of discontinued optical business amounted to €34 million in 2005.

In the second half of 2006, a small facility in Brazil and some financial assets from the Tubes business have been sold.

In the second half of 2007, the remaining Tubes and Display activities of two plants in France and Mexico have ceased.

2007 FORM 20-F – THOMSON GROUP - 222

Back to contents

The results of these discontinued operations are as follows:

(in € millions)	Year ended December 31, 2007			Year ended December 31, 2006			Year ended December 31, 2005
	Results related to the displays business	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total	Results related to the displays and optical businesses	Results related to the AVA business	Total
Revenues	5	473	478	57	870	927	607	927	1,534
Cost of sales	(14)	(437)	(451)	(58)	(757)	(815)	(718)	(754)	(1,472)
Gross Margin	(9)	36	27	(1)	113	112	(111)	173	62
Expenses other than impairment of assets	(5)	(246)	(251)	(55)	(230)	(285)	(584)	(203)	(787)
Loss on impairment of assets (1)	-	(15)	(15)	-	(4)	(4)	(10)	-	(10)
Loss from operations before tax and finance cost	(14)	(225)	(239)	(56)	(121)	(177)	(705)	(30)	(735)
Net interest expense (2)	1	1	2	(1)	1	-	(11)	(3)	(14)
Other financial expenses	(1)	(1)	(2)	(1)	(4)	(5)	(25)	(7)	(32)
Income tax	-	(2)	(2)	-	(2)	(2)	(2)	(3)	(5)
Minority interests	-	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS	(14)	(227)	(241)	(58)	(126)	(184)	(743)	(43)	(786)

(1)

Corresponds to an impairment to record tangible and intangible assets at their fair value less costs to sell.

(2)

Consisting of interest income of €2 million, interest expense of €1 million less interest income of €1 million, and interest expense of €15 million less interest income of €1 million for the periods ending December 31, 2007, 2006 and 2005 respectively.

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2006 and as of December 31, 2005 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

As of December 31, 2007 the assets and liabilities related to the AVA business have been either sold in 2007 or abandoned for the main part. Consequently, the only assets and liabilities held for sale represent minor activities that have been sold in the first months of 2008.

2007 FORM 20-F – THOMSON GROUP - 223

Back to contents

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

(in € millions)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
		Assets and liabilities related to the AVA business	Assets and liabilities related to the displays and optical businesses (1)	Assets and liabilities related to the AVA business	Total
Goodwill and intangible assets	-	39	-	44	44
Property, plant and equipment	-	17	-	12	12
Other assets	-	5	-	10	10
Inventories	1	103	-	119	119
Accounts receivable and other receivables	-	100 (2)	12	172	184
TOTAL - ASSETS CLASSIFIED AS HELD FOR SALE	1	264	12	357	369
Provisions and Restructuring	-	30	35	28	63
Borrowings	-	6	-	3	3
Accounts payable and other liabilities	1	196	22	382	404
TOTAL - LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	1	232	57	413	470
(1) The optical business has been sold in the first quarter of 2006. (2) In line with the exit strategy for the AVA business Thomson sold €35 million trade receivables without recourse in 2006.

2007 FORM 20-F – THOMSON GROUP - 224

Back to contents

Note 12

Property, plant and equipment

(in € millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
At January 1, 2005
Cost	62	383	2,039	330	2,814
Accumulated depreciation	(4)	(204)	(1,409)	(146)	(1,763)
NET AMOUNT	58	179	630	184	1,051
2005
Opening net amount	58	179	630	184	1,051
Exchange differences	6	16	74	22	118
Acquisition of subsidiaries (2)	-	1	3	7	11
Additions	-	3	88	149	240
Disposals	(4)	(8)	(2)	(1)	(15)
Disposal of subsidiaries	(11)	(31)	(153)	(69)	(264)
Depreciation charge	-	(11)	(166)	(31)	(208)
Impairment loss	15	(29)	(50)	4	(60)
Reclassification as held for sale	-	(1)	(8)	(3)	(12)
Other	(13)	23	136	(121)	25
Closing net amount	51	142	552	141	886
At December 31, 2005
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)
NET AMOUNT	51	142	552	141	886
2006
Opening net amount	51	142	552	141	886
Exchange differences	(3)	(8)	(37)	(9)	(57)
Acquisition of subsidiaries (2)	8	23	30	-	61
Additions	-	2	92	81	175
Disposals	(18)	(24)	(3)	(6)	(51)
Disposal of subsidiaries	-	(1)	-	-	(1)
Depreciation charge	-	(11)	(152)	(20)	(183)
Impairment loss	-	-	(1)	-	(1)
Reclassification as held for sale	-	(2)	(3)	(1)	(6)
Other	-	9	49	(68)	(10)
Closing net amount	38	130	527	118	813
At December 31, 2006
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
NET AMOUNT	38	130	527	118	813
2007
Opening net amount	38	130	527	118	813
Exchange differences	(1)	(4)	(32)	(8)	(45)
Additions	-	3	128	58	189
Disposals (3)	(21)	(33)	(14)	(2)	(70)
Depreciation charge	-	(7)	(149)	(21)	(177)
Impairment loss	-	(6)	(8)	(3)	(17)
Other	(1)	4	46	(49)	-
Closing net amount	15	87	498	93	693
At December 31, 2007
Cost	20	162	1,215	199	1,596
Accumulated depreciation	(5)	(75)	(717)	(106)	(903)
NET AMOUNT	15	87	498	93	693

(1)

Includes tangible assets in progress.

(2)

This line item includes the impact of the acquisitions of the year as disclosed in Note 5 and the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

(3)

During the period, transactions were entered into relating to different real estate within the Services segment for a total net book value of €56 million.

2007 FORM 20-F – THOMSON GROUP - 225

Back to contents

Note 13

Goodwill and other intangible assets

(in € millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2004
Cost	480	545	233	1,258	1,190
Accumulated amortization and impairment	(105)	(82)	(147)	(334)	(12)
NET AMOUNT	375	463	86	924	1,178
2005
Impact of first application of IAS 32/39 (2)	-	-	-	-	8
Opening net amount	375	463	86	924	1,186
Exchange differences	48	71	7	126	145
Acquisition of subsidiary (3)	27	76	50	153	431
Additions	23	-	81	104	-
Amortization charge	(25)	(52)	(48)	(125)	-
Reclassification as held for sale	(25)	(2)	(8)	(35)	(9)
Other	(5)	2	6	3	3
Closing net amount	418	558	174	1,150	1,756
At December 31, 2005
Cost	557	706	342	1,605	1,761
Accumulated amortization and impairment	(139)	(148)	(168)	(455)	(5)
NET AMOUNT	418	558	174	1,150	1,756
2006
Opening net amount	418	558	174	1,150	1,756
Exchange differences	(33)	(47)	(7)	(87)	(111)
Acquisition of subsidiary (3)	-	-	39	39	72
Additions	13	-	112	125	-
Amortization charge	(19)	(54)	(75)	(148)	-
Reclassification as held for sale	1	-	(2)	(1)	-
Other	(4)	-	(3)	(7)	(3)
Closing net amount	376	457	238	1,071	1,714
At December 31, 2006
Cost	522	644	440	1,606	1,719
Accumulated amortization and impairment	(146)	(187)	(202)	(535)	(5)
NET AMOUNT	376	457	238	1,071	1,714
2007
Opening net amount	376	457	238	1,071	1,714
Exchange differences	(32)	(39)	(9)	(80)	(120)
Acquisition of subsidiary (3)	-	(2)	-	(2)	44
Additions	1	-	105	106	-
Amortization charge	(19)	(50)	(92)	(161)	-
Other	3	(5)	6	4	7
Closing net amount	329	361	248	938	1,645
At December 31, 2007
Cost	473	576	563	1,612	1,650
Accumulated amortization and impairment	(144)	(215)	(315)	(674)	(5)
NET AMOUNT	329	361	248	938	1,645

(1)

Includes capitalized development projects, software acquired or developed and acquired technologies on a standalone basis or as part of a business combination.

(2)

Commitment to purchase minority interests.

(3)

This line item includes the impact of the acquisitions of the year as disclosed in Note 5 and the definitive impact of purchase price allocations of previous year acquisitions.

2007 FORM 20-F – THOMSON GROUP - 226

Back to contents

Patents, trademarks and customer relationships

Patents, trademarks and customer relationships consist mainly of:

•

Trademarks of Technicolor® (€153 million at December 31, 2007), Grass Valley® (€31 million at December 31, 2007), RCA® (€47 million at December 31, 2007) and THOMSON®;

•

Customer relationships of Technicolor (€117 million with a remaining amortization period of 9 years), HNS (€91 million with a remaining amortization period of around 4 years), PDSC (€44 million), Premier Retail Network (€38 million), Screenvision Europe (€11 million), Southern Star Duplitek (€23 million) and Vidfilm (€22 million).

Impairment of goodwill and trademarks

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (referred to as “goodwill reporting units” thereafter). Thomson identified six goodwill reporting units that are tested annually for impairment. All the goodwill reporting units except for the Technology unit, represent a level below the business segment of the Group, which is the lowest level at which the goodwill is monitored by the Executive Committee for management purposes:

•

In the Services segment, 3 goodwill reporting units were identified: DVD Services, Film & Content Services and Network Services;

•

In the Systems segment, 2 goodwill reporting units were identified: Access Products and Broadcast & Networks Systems;

•

The Technology segment is considered as a single goodwill reporting unit.

Trademarks are considered to have indefinite useful lives. Consequently, they are tested annually for impairment. For the purpose of this test, trademarks are tested on a stand-alone basis by calculating their fair value. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the estimated value of the trademark is the present value of the royalties saved by the Group. This method is commonly used to estimate the fair value of trade names. The value of the RCA trademark has been assessed based on the value in use method.

2007 FORM 20-F – THOMSON GROUP - 227

Back to contents

In order to perform the annual impairment test, the Group uses the following assumptions to determine the recoverable amount of the reporting units:

	Services			Systems
	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Network Systems
Method used to determine the recoverable amount	Value in use & Royalty relief method for trademark	Value in use & Royalty relief method for trademark	Value in use	Value in use	Value in use & Royalty relief method for trademark
Description of key assumptions	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections	Budget and cash flow projections	Budget and cash flow projections, trademark royalty rate
Period for projected future cash flows	5 years	5 years	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	0%	3%	3%	3%	3%
Post-tax discount rate applied
- As of September 30, 2007 (1)	9.0%	9.0%	9.0%	9.5%	9.0%
- As of September 30, 2006	9.0%	9.0%	9.0%	9.5%	9.0%
- As of December 31, 2005	9.5%	9.5%	9.5%	9.5%	9.5%
(1) The corresponding pre-tax discount rates are within a range from 11.1 % to 12.9%.

2007 FORM 20-F – THOMSON GROUP - 228

Back to contents

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

(in € millions)	Services			Systems		Technology	Other	Total
	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Network Systems	Software & Technology Solutions
As of December 31, 2007
Gross amount of goodwill	460	278	256	235	398	23	-	1,650
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	460	278	251	235	398	23	-	1,645
Net amount of trademarks (1)	158		-	-	31		51	240
As of December 31, 2006
Gross amount of goodwill	500	295	255	289	355	25	-	1,719
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	500	295	250	289	355	25	-	1,714
Net amount of trademarks (1)	178		-	-	34		55	267
As of December 31, 2005
Gross amount of goodwill	544	314	254	294	327	28	-	1,761
Impairment	-	-	(5)	-	-	-	-	(5)
Net amount of goodwill	544	314	249	294	327	28	-	1,756
Net amount of trademarks (1)	197		-	-	38	-	58	293

(1)

Includes:

•

Technicolor® trademark (used both in the DVD Services and in the Film & Content Services reporting units) and Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;

•

Grass Valley® trademark for Broadcast & Networks reporting unit;

•

THOMSON® trademark and the license to use the RCA® trademark in Other.

In 2007, 2006 and 2005, no goodwill impairment has been recognized.

2007 FORM 20-F – THOMSON GROUP - 229

Back to contents

Note 14

Investments in associates

	Period ended December 31,
(in € millions)	2007	2006	2005
Beginning of the year	12	204	260
Share of (loss)/profit before impairment on associates	1	(56)	(19)
Impairment charge on associates (3)	-	(30)	(63)
Exchange differences	-	2	30
Disposal (1)	-	(37)	-
Other equity movements (2)	(3)	(71)	(4)
End of the year	10	12	204

(1)

On November 3, 2006 Thomson reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32 % of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson’s interest in TCL Multimedia was therefore no longer accounted for under the equity method as Thomson had no significant influence anymore. Since then, the remaining interest is classified as available-for-sale financial asset.

(2)

Following the transaction above, the investment in TCL has been reclassified to available-for-sale financial asset.

(3)

For the years ended December 31, 2006 and 2005, Thomson’s management determined that triggering events occurred because the market value of its investment in TTE then TCL Corporation was below its carrying amount. Thomson’s management had therefore assessed the recoverable amount of this investment. In order to determine the value in use of its investment in TCL Multimedia, Thomson calculated, based on information provided by the management of TCL Multimedia, the present value of future cash flows expected to be derived from the business of TCL Multimedia through its current business. As a result of these impairment tests, Thomson recognized €30 million and €63 million impairment losses for the years ended December 31, 2006 and 2005, respectively, on the carrying amount of its investment in TCL Multimedia. These losses have been included in the caption “Share of profit (loss) from associates”.

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets			Group’s share of associates’ profit (loss)
(in € millions)	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2005	2007	2006	2005
TCL-Thomson Electronics / TCL Multimedia (*)	NA	NA	NA	193	NA	(86)	(82)
CTE El Athir (Tunisia)	30%	3	4	4	-	-	-
EasyPlug, SAS (France)	50%	3	3	3	-	-	-
Techfund Capital Europe (France)	20%	3	4	2	1	-	-
Others (less than €2 million individually)		1	1	2	-	-	-
TOTAL		10	12	204	1	(86)	(82)

(*)

On July 31, 2004, Thomson and TCL combined their respective TV assets in a new company, TCL-Thomson Electronics (TTE), of which Thomson held 33% and TCL 67%. Thomson contributed its industrial TV assets. Thomson accounted for its investment in TTE under the equity method from July 31, 2004. Pursuant to the transaction, Thomson exchanged on August 10, 2005 its 33% investment in TTE for 29.32% (1,144,182,095 shares) of TCL Multimedia (formerly TCL International) listed in Hong Kong. Following the loss of our significant influence over TCL Multimedia in 2006, Thomson ceased to account for its investment in TCL Multimedia using the equity method on November 3, 2006. This investment is accounted since this date as an available-for-sale financial asset.

2007 FORM 20-F – THOMSON GROUP - 230

Back to contents

Note 15

Interest in joint ventures

Screenvision Europe and Screenvision US represent the main interests of the Group in jointly controlled entities. The joint ventures’ contribution to the Group’s balance sheet and statement of operations items is summarized below:

	Period ended December 31,
(in € millions)	2007	2006	2005
Balance Sheet
Total current assets	57	72	71
Total non-current assets	81	92	102
Total current liabilities	66	84	89
Total non-current liabilities	11	11	12
Statement of operations
Revenues	104	111	97
Expenses	(100)	(106)	(93)
CONTRIBUTION TO THE GROUP’S INCOME FOR THE PERIOD	4	5	4

2007 FORM 20-F – THOMSON GROUP - 231

Back to contents

Note 16

Investments and available-for-sale financial assets

(in € millions)	Listed securities	Unlisted securities (1)	Total
January 1, 2005	62	77	139
Acquisitions (2)	241	25	266
Disposals (3)	(59)	-	(59)
Fair value adjustment (4)	(9)	-	(9)
Impairment recorded through income	(3)	(8)	(11)
Exchange differences	3	12	15
December 31, 2005	235	106	341
Acquisitions	2	7	9
Disposals (3)	(34)	(80)	(114)
Fair value adjustment (4)	(2)	-	(2)
Impairment recorded through income (6)	(31)	-	(31)
Exchange differences	(1)	(7)	(8)
Other (5)	78	(7)	71
December 31, 2006	247	19	266
Acquisitions	2	2	4
Disposals (3)	(35)	-	(35)
Fair value adjustment (4)	166	-	166
Exchange differences	(2)	(1)	(3)
Other	(1)	-	(1)
December 31, 2007 (7)	377	20	397

(1)

This caption includes minority positions in unquoted companies strategic to the Group, including a preference share investment totalling €84 million at December 31, 2005. These shares were sold in 2006.

(2)

In 2005, Thomson sold its Tubes activities in China, Mexico and Poland as well as certain related research and development and sales, marketing and administrative functions, to the Indian group, Videocon. Thomson received a cash payment of €240 million for its Tubes activities and technology. Thomson has also invested €240 million in Videocon Industries, a company mainly active in oil and gas, consumer electronics products and home appliances.

(3)

In 2007, total cash received from disposals amounts to €36 million and relates to the sale of TCL Multimedia shares. In 2006, this amount includes the disposal of part of the Group’s investments in Videocon. In 2005, this amount includes €(15) million of 2004 fair value adjustments recognized on investments that have been sold.

(4)

This caption includes fair value adjustments recorded directly in equity for €152 million in 2007, €(2) million in 2006 and €(9) million in 2005.

(5)

In 2006 this mainly relates to 19.32% TCL Multimedia shares held now by Thomson classified as available-for-sale. The shares were previously accounted for under the equity method before the sale in November 2006 of a portion of the Group’s shares in TCL Multimedia (see Note 14).

(6)

As of December 31, 2006 Thomson assessed that the loss in value of its investment in TCL Multimedia was other than temporary and recognized an impairment charge amounting to €31 million, being the difference between the carrying value and the market value of this investment at closing date.

(7)

As of December 2007, investments consist of Videocon securities for €371 million and TCL Multimedia shares for €6 million.

2007 FORM 20-F – THOMSON GROUP - 232

Back to contents

Note 17

Contract advances

(in € millions)	2007	2006	2005
Technicolor
Net amount of customer advances at year-end	115	124	163
Of which amortization booked during the year	(39)	(74)	(131)
Screenvision (US and Europe)
Net amount of customer advances at year-end	7	5	10
Of which amortization booked during the year	(19)	(20)	(16)
NET CONTRACT ADVANCES AT YEAR-END	122	129	173

Note 18

Inventories

(in € millions)	2007	2006	2005
Raw materials	109	127	129
Work in progress	33	48	45
Finished goods and purchased goods for resale	235	235	209
Gross value	377	410	383
Less: valuation allowance	(45)	(44)	(50)
TOTAL	332	366	333

As of December 31, 2007, 2006 and 2005 the accumulated depreciation includes respectively nil, €3 million and nil of write-down recognized within the framework of restructuring plans.

Note 19

Trade accounts and notes receivable

(in € millions)	2007	2006	2005
Trade accounts and notes receivable	971	1,054	1,351
Less valuation allowance	(53)	(36)	(36)
TOTAL (1)	918	1,018	1,315

(1)

Including €131 million which are past due as of December 31, 2007 (€135 million as of December 31, 2006) for which no valuation allowance was recorded as the amount are still considered recoverable.

The credit risk exposure on the Group trade receivable corresponds to the net book value of these assets (€918 million at December 31, 2007).

2007 FORM 20-F – THOMSON GROUP - 233

Back to contents

Note 20

Other current and non-current assets

(in € millions)	2007	2006	2005
Financial non-current assets	20	21	25
Income tax receivables	90	74	79
Prepayments on employees benefits (1)	-	1	65
Other non-current assets	10	14	13
TOTAL OTHER NON-CURRENT ASSETS	120	110	182
Value added tax receivable (2)	94	70	133
Other taxes receivable	13	10	8
Subsidies	12	12	11
Prepaid expenses	54	67	56
Other current assets (3)	301	376	436
TOTAL OTHER CURRENT ASSETS	474	535	644

(1)

The decrease is related to the US medical benefit curtailment gain (see Note 27)

(2)

The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.

(3)

As of December 31, 2007, 2006 and 2005, other current assets include :(i) €122 million, €121 million and €113 million of accrued royalty income, respectively;(ii) nil, €2 million and €7 million of prepaid employee benefits obligation, respectively.

Note 21

Cash and cash equivalents

(in € millions)	2007	2006	2005
Cash	283	346	376
Cash equivalents	289	965	620
TOTAL	572	1,311	996
Of which restricted cash deposits (1)	53	56	66

(1)

Mainly deposits of €53 million, €55 million and €50 million at December 31, 2007, 2006 and 2005 respectively by TCE Television Taiwan which guarantee loans to Thomson for the same amounts and at December 31, 2005 a €16 million deposit by Thomson Media Services France guaranteeing an external purchase commitment of certain minority shareholders for the same amount.

The average interest rate on short-term bank deposits was 2.95% in 2007 (2006: 2.73%; 2005: 2.31%); these deposits generally have a maturity of less than 1 month.

2007 FORM 20-F – THOMSON GROUP - 234

Back to contents

Note 22

Shareholders’ equity

(a) Consolidated statements of changes in equity

	Attributable to equity holders of the Group								Minority interests	Total equity
(in € millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2005	1,025	(55)	1,751	-	89	(323)	(98)	2,389	9	2,398
Variation for the year ended December 31, 2005
Total income and expense recognized in equity (*)	-	-	-	-	(93)	-	187	94	3	97
Net income (loss) 2005	-	-	-	-	-	(574)	-	(574)	1	(573)
Total recognized income and expense for 2005	-	-	-	-	(93)	(574)	187	(480)	4	(476)
Dividends	-	-	-	-	-	(77)	-	(77)	(2)	(79)
Issuance of deeply subordinated bonds net of transaction costs (See Note 23 (c))	-	-	-	500	-	(8)	-	492	-	492
Treasury shares:
• purchased (15,626,318 shares)	-	(292)	-	-	-	-	-	(292)	-	(292)
• sold (2,352,544 shares)	-	49	-	-	-	-	-	49	-	49
Fair value treasury shares to deliver (1)	-	59	-	-	-	-	-	59	-	59
Carry back on treasury shares	-	-	-	-	10	-	-	10	-	10
Change in perimeter	-	-	-	-	-	-	-	-	9	9
Put on shares to minority interests	-	-	-	-	-	-	-	-	(13)	(13)
Other	-	-	9	-	-	-	-	9	-	9
Cancellation of written put (2)	-	-	-	-	37	-	-	37	-	37
Unrecognized gain on put sold (2)	-	-	-	-	-	2	-	2	-	2
Share based payment to employees (See Note 29)	-	-	11	-	-	-	-	11	-	11
BALANCE AT DECEMBER 31, 2005	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216

2007 FORM 20-F – THOMSON GROUP - 235

Back to contents

	Attributable to equity holders of the Group								Minority interests	Total equity
(in € millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
BALANCE AT DECEMBER 31, 2005	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216
Variation for the year ended December 31, 2006
Total income and expense recognized in equity (*)	-	-	-	-	61	-	(143)	(82)	(1)	(83)
Net income (loss) for 2006	-	-	-	-	-	55	-	55	-	55
Total recognized income and expense for 2006	-	-	-	-	61	55	(143)	(27)	(1)	(28)
Distribution of additional paid in capital	-	-	(78)	-	-	-	-	(78)	(2)	(80)
Conversion of BASA (563,264 shares)	2	-	7	-	-	-	-	9	-	9
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(28)	-	(28)	-	(28)
Convertible bonds	-	-	-	-	(67)	67	-	-	-	-
Treasury shares sold	-	14	-	-	-	-	-	14	-	14
Put on shares to minority interests and change in perimeter	-	-	-	-	-	-	-	-	3	3
Share based payment reclassification	-	-	(14)	-	14	-	-	-	-	-
Share based payment to employees (see Note 29)	-	-	-	-	13	-	-	13	-	13
BALANCE AT DECEMBER 31, 2006	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119
Variation for the year ended December 31, 2007
Total income and expense recognized in equity (*)	-	-	-	-	209	-	(148)	61	3	64
Net income (loss) for 2007	-	-	-	-	-	(23)	-	(23)	-	(23)
Total recognized income and expense for 2007	-	-	-	-	209	(23)	(148)	38	3	41
Distribution of additional paid in capital (see below)	-	-	(88)	-	-	-	-	(88)	-	(88)
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Tax impact on dividend paid on subordinated notes	-	-	-	-	-	7	-	7	-	7
Treasury shares
• cancelled (3,981,268 shares)	(15)	74	(59)	-	-	-	-	-	-	-
• purchased and sold (net amount)	-	(7)	-	-	-	-	-	(7)	-	(7)
• deferred taxes on treasury shares sold	-	4	-	-	-	-	-	4	-	4
Other movements	-	-	-	-	-	(1)	-	(1)	-	(1)
Share based payment to employees (see Note 29)	-	-	-	-	9	-	-	9	-	9
BALANCE AT DECEMBER 31, 2007	1,012	(154)	1,539	500	282	(932)	(202)	2,045	10	2,055

(*)

Refer to details in the “Statement of recognized income and expense” on page 6.

(1)

This comprised 3,623,828 shares that were to be delivered following Inventel and Cirpack acquisitions (see below).

(2)

As the put has not been exercised, the debt and the gain on the premium have been cancelled through equity.

2007 FORM 20-F – THOMSON GROUP - 236

Back to contents

(b) Common stock and additional paid-in capital

•

The Board Meeting of October 17, 2007 decided to decrease the share capital by 5,554,755 euros to 1,012,087,605 euros by cancellation of 1,481,268 treasury shares owned by the Group.

•

The Board Meeting of May 15, 2007 decided to decrease the share capital by 9,375,000 euros to 1,017,642,360 euros by cancellation of 2,500,000 treasury shares owned by the Group.

•

The Board Meeting of July 25, 2006 decided subsequently the conversion of BASA to increase the capital stock by 2,112,240 euros to 1,027,017,360 euros and additional paid in capital increased by 6,899,984 euros.

	December 31, 2007	December 31, 2006	December 31, 2005
Outstanding number of shares	269,890,028	273,871,296	273,308,032
Nominal value in €	3.75	3.75	3.75
THOMSON SHARE CAPITAL IN €	1,012,087,605	1,027,017,360	1,024,905,120

(c) Treasury shares

	December 31, 2007	December 31, 2006	December 31, 2005
Number of Treasury shares at opening	12,644,453	16,356,540	3,082,766
Movements of the period
• net purchased and sold in the period (1)	625,285	-	15,626,318
• delivered (2)	(2,343,288)	(3,712,087)	(2,352,544)
• cancelled	(3,981,268)	-	-
Number of Treasury shares held at closing	6,945,182	12,644,453	16,356,540
Shares sold but not yet delivered (Inventel and Cirpack) (3)	(385,467)	(2,568,400)	(3,623,828)
NUMBER OF TREASURY SHARES HELD ADJUSTED WITH SHARES TO BE DELIVERED	6,559,715	10,076,053	12,732,712
Treasury stock at cost (€)	158,485,954	225,305,043	238,982,228

(1)

The purchases and sales of Thomson shares represent:

- in 2007, the movements are made in the framework of a liquidity contract put in place in April 2007;

- in 2005, pursuant to the authorization of May 7, 2004 and May 10, 2005, the Group repurchased 15,626,318 treasury shares during 2005 for a cost of €292 million.

(2)

The delivery of Thomson shares mainly represents:

- in 2007, 2,343,288 shares were delivered out of which 1,487,524 shares as part of the consideration paid for Cirpack and 826,779 for Inventel;

- in 2006, 3,712,087 shares were delivered out of which 821,917 shares as part of the consideration paid for Canopus, 1,349,606 for Cirpack and 1,315,221 for Inventel;

- in 2005, a total of 2,351,648 shares was delivered on March 29, 2005 as part of the consideration paid for the acquisition of Inventel and 896 shares were delivered in December 2005 due to conversions of convertible bonds.

(3)

Adjusted to potential additional shares.

2007 FORM 20-F – THOMSON GROUP - 237

Back to contents

(d) Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of €500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of €492 million (issue price less offering discount and fees). The notes can be called at Thomson’s option at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not called the interest rate starting September 25, 2015 is the 3 month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent General Meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

The notes have a specific provision if there is a change of control and Thomson’s senior rating is reduced by one full notch by either Moody’s or S&P such that the reduction results in a rating below investment grade. No derivative was identified because the provisions mentioned above fall outside the scope of the definition of a derivative under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39). Thomson can redeem the bond at no penalty; however should Thomson decide not to redeem, an additional margin of 5% is added to the interest rate of the coupon.

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Thomson at that time. Because the notes are perpetual and Thomson has no obligation to pay neither the notes nor a dividend the notes are classified into the shareholders’ equity.

(e) Dividends and distributions

In 2006 and 2005, Thomson paid to its shareholders a total dividend of €78 million and €77 million respectively, representing €0.30 and €0.285 per share respectively. In 2007, Thomson distributed to its shareholders €88 million representing €0.33 per share. The 2007 payment of the distribution of a portion of additional paid in capital eliminated the option to defer the September dividend on the subordinated perpetual notes referred to above. A total amount of €29 million (of which €8 million related to 2006) have thus been paid on September 25, 2007 the annual dividend date. The entire amount was deducted from equity as of December 2007.

The Board of Directors held on February 13, 2008 had adopted a motion to propose a distribution of €0.33 per share. The Board of Directors that met on April 14 presided by its new Chairman, François de Carbonnel, decided that it would no longer propose a distribution for the financial year ended December 31, 2007.

The decision taken by the Board of Directors not to propose a distribution to be paid in 2008 does not imply non-payment of the next coupon on the €500 milion Subordinated perpetual notes, such decision being due in September 2008.

(f) Minority interests

In 2007 and 2006, there is no significant change in minority interests.

In 2005, the decrease of the minority interests is due mainly to the reclassification of minority interests into financial debt when Thomson grants a put on shares to minority interests.

(g) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At December 31, 2005, €3 million in gains was recognized in equity. During 2006, of the result on hedging instruments recognized in equity at December 31, 2005, €5 million in gains was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2006 €2 million in losses on hedging instruments was recognized in equity. During 2007, of the result on hedging instruments recognized in equity at December 31, 2006 €4 million in losses was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2007 €4 million in gains on hedging instruments was recognized in equity.

2007 FORM 20-F – THOMSON GROUP - 238

Back to contents

Note 23

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

To reduce interest rate, currency exchange rate and commodity risk, the Group enters into hedging transactions using derivative instruments. To reduce liquidity risk, the Group uses various long-term and committed debt and equity financings. The Group’s commodity exposure is limited, consisting mainly of risk due to the variation in prices of certain metals, notably silver. This risk is covered with futures contracts.

With regard to derivative instruments, Thomson’s policy is not to use derivatives for any purpose other than for hedging its commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

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

There have been no material changes in 2007 compared to 2006 in the types of risks to which the Group is exposed and how they arise nor in the way the Group manages and measures these risks.

Note 24

Derivative financial instruments

The fair value of all derivative financial instruments is shown in the table below. Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value is determined by independent financial institutions. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

2007 FORM 20-F – THOMSON GROUP - 239

Back to contents

(in € millions)	December 31, 2007		December 31, 2006		December 31, 2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	7	2	-	1	-
Interest-rate swaps – fair value hedges (1)	16	4	5	13	-	11
Equity options (Silver Lake bond conversion option)	-	-	-	38	-	46
Total non-current	16	11	7	51	1	57
Forward foreign exchange contracts- cash flow and fair value hedges	9	10	5	9	5	6
Forward foreign exchange contracts- not designated as hedges (2)	3	8	2	1	-	4
Currency options	5	4	1	-	2	-
Equity derivatives – cash flow hedges	-	13	-	-	-	-
Equity options	-	-	-	-	1	-
Other options (3)	-	-	-	-	1	-
Total current	17	35	8	10	9	10
TOTAL	33	46	15	61	10	67

(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2007 was €817 million all of which were long-term (December 31, 2006: €822 million). At December 31, 2007, the fixed interest rates range from 4.13% to 6.47% (at December 31, 2006, from 4.13% to 6.47%) and the floating rates are based on $-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked to market and the foreign exchange gain or loss is recognized in income.

(3)

Option to purchase an equity stake in an unlisted company.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked to market carrying values shown in the table above, that is, €33 million at December 31, 2007, €15 million at December 31, 2006 and €10 million at December 31, 2005.

2007 FORM 20-F – THOMSON GROUP - 240

Back to contents

Note 25

Borrowings

The tables below present information concerning Thomson’s debt at December 31, 2007 compared to previous years.

25.1 Analysis by nature

(in € millions)	December 31, 2007	December 31, 2006	December 31, 2005
Debt due to financial institutions	1,359	2,116	1,046
Convertible/exchangeable bond (October 2000)	-	-	677
Convertible/exchangeable bond (March 2002)	13	12	12
Convertible/exchangeable bond (September 2004)	323	352	382
Bank overdrafts	69	111	123
Other financial debt (1)	50	61	81
Accrued interest	9	17	1
TOTAL	1,823	2,669	2,322
Total non-current	1,078	1,393	858
Total current	745	1,276	1,464
(1) Includes in 2005 and 2006 minority interests having a put on Thomson which is classified as debt for an amount of €16 million as of December 31, 2006 and €36 million as of December 31, 2005.

25.2 Convertible bonds

(in € millions)	Curr.	Nominal amount issued	Original maturity	Yield to Maturity (%)	Effective rate (%)	Debt component outstanding at December 31, 2007 (1)	Debt component outstanding at December 31, 2006 (1)
Convertible/exchangeable bond (October 2000)	EUR	812	2006	2.75%	7.09%	-	-
Convertible/exchangeable bond (March 2002)	EUR	600	2008	1.00%	7.49%	13	12
Convertible/exchangeable bond (September 2004)	US$	500	2010 (2)	3.00%	5.70%	323	352
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

•

On March 12, 2002, Thomson issued convertible/exchangeable bonds in an amount of €600 million. Bondholders had the option from March 12, 2002 to convert one bond against one Thomson share (existing or new shares) at an exercise price of €40.50. The bonds were redeemable on January 1, 2005, at the option of the bondholders at par plus accrued interest. Of the original €600 million, €587 million were redeemed. Due to this early redemption the amount of the bonds outstanding as of December 31, 2007 was €13 million (the debt component in accordance with IFRS was also €13 million). The bonds were repaid in full on January 2, 2008.

•

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partners LLC in an amount of US$500 million (cash flows of the bonds are denominated in a currency other than euro, Thomson’s functional currency). Bondholders have the option from the earlier of March 31, 2006, or the date Thomson publishes its audited financial results for 2005 or the date of certain other exceptional events to convert or exchange any or all bonds held at an original conversion price of US$21.66 per share. The conversion price is subject to adjustment notably for dividends. The current conversion price is US$20.36. If exercised, the shares issued upon conversion or exchange are subject to certain sale restrictions. Any or all bonds are redeemable in cash plus accrued interest at the option of the holder from September 16, 2008, upon written notice to Thomson.

2007 FORM 20-F – THOMSON GROUP - 241

Back to contents

Under IAS 32, the conversion option and the debt component are recognized at fair value at inception. Since these bonds are denominated in US dollars (and not in Thomson’s functional currency) and convertible or redeemable into new or existing shares denominated in euros and/or redeemable in cash, the option component of the convertible bonds had to be accounted for separately as a derivative financial instrument rather than as equity. Subsequent changes in the fair value of the conversion option are charged to finance costs.

The value of the conversion option is accounted for within non current derivative financial instruments (€0 at December 31, 2007 and €38 million as of December 31, 2006).

25.3 Debt due to financial institutions - Private Placement

Currency	Amount (1) (in € millions)	Type of rate	Average Nominal rate	Average Effective rate
US$	548	Fixed	5.42%	5.50%
US$	170	Floating	6.00% (2)	6.02% (2)
GBP	46	Fixed	6.11%	6.14%
EUR	250	Floating	4.16% (2)	4.16% (2)
TOTAL	1,014
(1) Nominal amounts, excluding accrued interest (2) Rate as of December 31, 2007

In June and December 2003, Thomson issued senior notes in a total amount of US$406 million and GBP 34 million respectively (€276 million and €46 million respectively at the December 31, 2007 exchange rate) that were sold privately to institutional investors in the U.S. and U.K. In 2006, Thomson issued a further US$450 million in senior notes in May (€306 million at the December 31, 2007 exchange rate) and US$200 million (€136 million at the December 31, 2007 exchange rate) and €100 million in October and December 2006 respectively. Thomson issued an additional €150 million notes in October 2007.

25.4 French commercial paper program

In June 2005 Thomson launched a French commercial paper program in order to increase its short-term borrowing capacity. The program is rated A-3 by Standard & Poor’s. At December 31, 2007 €121 million was outstanding under this program.

2007 FORM 20-F – THOMSON GROUP - 242

Back to contents

25.5 Main features of the Group’s borrowings

(a) Maturity

(in € millions)	December 31, 2007	December 31, 2006	December 31, 2005
Total current debt (less than one year)	745	1,276	1,464
Between 1 and 3 years	160	123	21
Between 3 and 5 years	214	611	515
Over 5 years	704	659	322
Total non-current debt	1,078	1,393	858
TOTAL DEBT	1,823	2,669	2,322

The convertible bond issued to Silver Lake Partners LLC (accounted for €323 million at December 31, 2007) has a maturity of September 16, 2010 (and is shown above as being due between 3 and 5 years at December 31, 2006 and 2005) but the investor has a put from September 16, 2008. Consequently, the bond has been classified in current debt as of December 31, 2007.

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt under one year being considered as floating.

(in € millions)	Amounts at December 31, 2007 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,200	508	115	1,823
Effect of interest rate swaps	545	(447)	(98)	-
NET	1,745	61	17	1,823

(c) Effective interest rates at year-end

	December 31, 2007	December 31, 2006	December 31, 2005
All borrowings (including impact of interest rate swaps):	5.00%	4.60%	4.89%
Of which convertible bonds:	5.77%	5.76%	6.60%

(d) Carrying amounts and fair value of borrowings (see Note 26.6)

(e) Analysis of borrowing by currency

(in € millions)	December 31, 2007	December 31, 2006	December 31, 2005
Euro	591	1,258	1,398
US Dollar	1,102	1,228	830
Other currencies	130	183	94
TOTAL DEBT	1,823	2,669	2,322

2007 FORM 20-F – THOMSON GROUP - 243

Back to contents

(f) Undrawn credit lines

(in € millions)	December 31, 2007	December 31, 2006	December 31, 2005
Undrawn, committed lines expiring in greater than one year	1,650	1,350	1,750
Undrawn, uncommitted lines (1)	698	838	781

(1)

The amount shown is the full amount less borrowings only under the line; the uncommitted lines were also used at each year-end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

The Group has a committed credit line of €1.75 billion, maturing in June 2010/2011/2012, of which €1.65 billion was undrawn at December 31, 2007; the undrawn amount however serves as back-up to the Group’s French commercial paper program of which €121 million was outstanding as of December 31, 2007.

(g) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation: the senior notes issued privately to institutional investors in a total amount of €1,014 million and a €28 million Mexican capital lease. These financings are subject to two financial covenants: (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to adjusted net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1. The Group’s €1.75 billion credit facility is not subject to financial covenants.

As of December 31, 2007, Thomson complies with both of these covenants.

Note 26

Financial instruments and market related exposures

26.1 Foreign exchange risk

(a) Translation risks

The assets, liabilities, revenues and expenses of the Group’s operating entities are denominated in various currencies, the majority being in US dollars. The Group’s consolidated financial statements are presented in euro. Thus, assets, liabilities, revenues and expenses denominated in currencies other than euro must be translated into euro at the applicable exchange rate to be included in the consolidated financial statements. This risk is measured by consolidating the Group’s exposures and doing sensitivity analyses on the main exposures. It is the Group’s general policy not to hedge this risk.

(b) Transaction risks

Thomson’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies. This risk is measured by consolidating the Group’s exposures and doing sensitivity analyses on the main exposures. The general policy of the Group is for the subsidiaries to hedge with the corporate treasury department the full amount of the estimated exposure, with the objective of eliminating the currency risk for the period of the hedge. The corporate treasury hedges the net position in each currency with external banks using forward operations or occasionally options.

(c) Financial exposure

The Group’s general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency thereby eliminating the exposure of its financial assets and liabilities to foreign exchange rate fluctuations.

(d) Foreign currency operations

In accordance with the Group’s policies on financial risk management as described in Note 23, the Group enters into foreign currency operations to hedge its exposures as described above. The swap points on currency hedges that qualify as hedges under IAS 39 and the premiums paid on currency options are excluded from the hedging relationship and taken directly to financial result: these amounts totaled €(16) million in 2007, €(11) million in 2006 and €(8) million in 2005.

2007 FORM 20-F – THOMSON GROUP - 244

Back to contents

In order to match the currencies that Thomson’s corporate treasury department borrows with the currencies that it lends, Thomson enters into currency swaps primarily (i) to convert euro borrowings into US dollars which are lent to the Group’s US subsidiaries/associates and (ii) to convert U.S. dollars borrowed externally or from the Group’s US subsidiaries/associates into euros. The forward points on these currency swaps are accounted for as interest and amounted to €5 million in interest income (netted against interest expense) in 2007, €(1) million in 2006 and €(6) million in 2005. At the December 31, 2007 exchange rate, there was a mark to market currency loss on these swaps of €(5) million. This amount is recognized in the Group’s finance costs as an exchange loss and offsets the exchange gain on the revaluation in euro of intercompany loans and advances in foreign currency made by treasury. In the balance sheet the mark to market value of these swaps is recognized in Financial Derivatives and offsets the decrease in the euro value of the foreign currency intercompany loans and advances.

The future cashflows at the contracted rate of the Group’s foreign currency operations are shown below. The cashflows shown for options are shown assuming the options were exercised.

	2007	2006	2005
Forward exchange contracts (including currency swaps)
Euro	475	486	1,229
Pound sterling	52	165	144
Hong Kong dollar	-	21	31
Canadian dollar	13	15	12
Singapore dollar	69	28	40
US dollar	760	652	599
Polish zloty	13	7	106
Other currencies	87	64	42
Total forward currency purchases	1,469	1,438	2,203
Forward metal purchases	-	2	-
Euro	(850)	(823)	(813)
Canadian dollar	(35)	(37)	(19)
Pound sterling	(57)	(125)	(58)
Japanese yen	(85)	(85)	(25)
US dollar	(401)	(311)	(1,099)
Polish zloty	(5)	(20)	(120)
Other currencies	(41)	(40)	(75)
Total forward currency sales	(1,474)	(1,441)	(2,209)
Forward metal sales	(8)	(9)	-
Currency options contracts purchased
Put US$/ Call Euro	225	76	75
Call US$/ Put Euro	172	91	-
Total	397	167	75
Deferred hedging gains (losses) related to forecast transactions	4	(2)	3

2007 FORM 20-F – THOMSON GROUP - 245

Back to contents

(e) Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US$ against the euro. The Group believes a 10% fluctuation in the US$ versus the euro is reasonably possible in a given year and thus the tables below show the impact of a 10% increase in the US$ versus the euro on the Group’s sales, on Profit from continuing operations before tax and net finance costs, on the currency translation adjustment component of equity and on net debt. A 10% decrease in the US$ versus the euro would have a symmetrical impact in the opposite amount.

2007 (in € millions)	Transaction	Translation	Total
Sales	29	270	299
Profit from continuing operations before tax and net finance costs	12	4	16
Equity Impact (Cumulative translation adjustment)	N/A	N/A	110
Impact on net debt	N/A	N/A	74

2006 (in € millions)	Transaction	Translation	Total
Sales	40	280	320
Profit from continuing operations before tax and net finance costs	20	20	40
Equity Impact (Cumulative translation adjustment)	N/A	N/A	120
Impact on net debt	N/A	N/A	76

26.2 Interest rate risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. This risk is measured by consolidating the Group’s deposit and debt positions and doing sensitivity analyses. In accordance with corporate policies and procedures, the corporate treasury department manages the financings of the Group, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets both of which are set periodically as a function of market conditions. To hedge this exposure, it enters into interest rate swaps, forward rate agreements and caps.

(a) Interest rate operations

In accordance with the Group’s policies on financial risk management as described in Note 23, the Group enters into interest rate hedging operations the details of which are described below.

In 2007, the Group entered into two interest rate swap transactions to convert a portion of its US$ debt from fixed to floating (3 month LIBOR):

•

US$ 91.5 million with 2011 maturity; and

•

US$ 26 million with 2016 maturity.

In 2005 and 2006, the Group entered into several interest rate swap transactions to convert a portion of its US$ debt from fixed to floating rate (3 month LIBOR):

•

US$ 96 million with 2010 maturity;

•

US$ 100 million with 2011 maturity; and

•

US$ 110 million with 2013 maturity.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3 month LIBOR for US$ debt, and 6 month GBP-LIBOR for GBP debt):

•

US$ 118 million with 2015 maturity;

•

US$ 82 million with 2013 maturity; and

•

GBP 34 million with 2013 maturity.

2007 FORM 20-F – THOMSON GROUP - 246

Back to contents

The fair value of these swaps was €11 million at December 31, 2007 (€(8) million at December 31, 2006) and was accounted for in the balance sheet as financial derivatives with the offsetting booking taken to financial debt in accordance with hedge accounting under IAS 39.

The ineffective part of these interest rate transactions is considered to be negligible as the characteristics of the swaps perfectly match the characteristics of the underlying debt.

In addition in 2005 the Group entered into US$ 400 million of 3 year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month US$ LIBOR and pays twelve month US$ LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. In 2007 the maturity of these swaps was extended to January 2013. These interest rate swaps are marked-to-market and the gain or loss is recorded in finance costs. In 2007 the marked to market result on these swaps was negligible.

The future contractual cashflows of the Group’s interest rate swaps are shown in the table in section 26.3 along with the future cashflows of the Group’s debt.

(b) Effective interest rates

The average effective interest rates on the Group’s consolidated debt are as follows:

	2007	2006	2005
Average interest rate on borrowings	4.82%	4.25%	5.07%
Average interest rate after interest rate hedging	4.83%	4.26%	5.04%
Average interest rate after currency swaps and interest rate hedging	4.62%	4.30%	5.33%

The average effective interest rate in 2007 on the Group’s consolidated deposits was 2.95% (2.73% in 2006).

(c) Sensitivity to interest rate movements

Interest rate movements impact the price of fixed rate financial assets and liabilities held at fair value and the interest income and expense of variable rate financial assets and liabilities. The Group has no significant fixed rate financial assets and liabilities held at fair value.

The percentage of the Group’s debt at floating rates taking into account interest rate hedging operations is as shown below. The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate.

(in € millions)	2007	2006	2005
Average debt	2,442	2,586	2,247
Percentage at floating rate	82%	79%	71%

2007 FORM 20-F – THOMSON GROUP - 247

Back to contents

The Group’s average deposits in 2007 amounted to €812 million, 100% at floating rate.

The Group’s debt and deposits are primarily in U.S. dollars and in Euros and thus fluctuations of EURIBOR and $-LIBOR will impact the Group’s interest income and expense. The Group believes a 1% fluctuation in interest rates is reasonably possible in a given year and the tables below show the maximum annual impact of such a movement, taking into account interest rate hedging operations:

	2007		2006
	Euribor		Euribor
	-1%	+1%	-1%	+1%
Maximum annual impact on net interest expense (in € millions)	(6)	6	(11)	11

	2007		2006
			Libor
	-1%	+1%	-1%	+1%
Maximum annual impact on net interest expense (in € millions)	(7)	7	(7)	7

26.3 Liquidity risk and management of financing and capital structure

Liquidity risk is the risk of being unable to raise funds in the financial markets necessary to meet upcoming obligations. In order to reduce this risk Group pursues policies with the objectives of having continued uninterrupted access to the financial markets at reasonable conditions. These policies are developed based on regular reviews and analyses of its capital structure, including the relative proportion of debt and equity in the context of market conditions and the Group’s financial projections. Among other things these reviews take into the Group’s debt maturity schedule, covenants and projected cashflows and financing needs. To implement these policies the Group uses various long-term and committed financings which may include equity, debt, subordinated debt and committed credit lines. For further information about the details of the Group’s equity and debt please refer to notes 22 and 25 respectively.

The tables below show the future contractual cash flow obligations due on the Group’s debt and interest rate swaps. The interest rate flows due on floating rate instruments are calculated based on the rates in effect at December 31, 2007 and December 31, 2006 respectively. The cash flow obligations due to the reimbursement of principal differ from the amounts in the Group’s balance sheet debt due to the treatment of convertible bonds and interest rate swaps under IAS 39.

(in € millions)	At December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total
Floating rate debt - principal	762	6	19	1	50	334	1,172
Floating rate debt - interest	52	19	18	16	15	42	162
Fixed rate debt - principal	-	64	70	151	6	366	657
Fixed rate debt - interest	40	36	32	26	23	24	181
Interest rate swaps - receiver of fixed	30	30	28	22	19	21	150
Interest rate swaps - payer of fixed	-	-	-	-	-	-	-
Interest rate swaps - receiver of floating	14	14	14	14	14	-	70
Interest rate swaps – payer of floating	43	43	41	35	32	23	217

2007 FORM 20-F – THOMSON GROUP - 248

Back to contents

	At December 31, 2006
(in € millions)	2007	2008	2009	2010	2011	Thereafter	Total
Floating rate debt - principal	1,277	25	22	21	23	151	1,519
Floating rate debt - interest	52	14	13	13	10	45	147
Fixed rate debt - principal	-	19	57	455	145	500	1,176
Fixed rate debt - interest	-	60	53	42	32	59	246
Interest rate swaps - receiver of fixed	27	27	27	26	21	39	167
Interest rate swaps - payer of fixed	-	-	-	-	-	-	-
Interest rate swaps - receiver of floating	16	16	-	-	-	-	32
Interest rate swaps – payer of floating	45	45	30	29	24	46	219

26.4 Equity instruments

At December 31, 2005, Thomson had an outstanding equity call option on a quoted investment as well as calls on Thomson shares. The calls for 538,000 Thomson shares were bought for a total premium of €0.03 million in March 2005 to cover outstanding stock options. The calls as well as the stock options have an exercise price of €55.90. At both December 31, 2006 and 2007, Thomson had no outstanding put or call options on its shares.

In 2007 Thomson entered into a forward sale of a portion of its holding of a publicly traded company and lent the hedged shares in the framework of this operation. This sale has been accounted for as a cash flow hedge in accordance with IAS 39 and the change in market value of the hedge is recognized in net equity thereby offsetting the change in the market value of the underlying shares being hedged, also recognized in net equity.

The marked to market value of the equity options and forward sale of quoted investments mentioned above are given in the current portion of the table in Note 24.

Thomson’s only significant equity holding is its participation in Videocon. The Group believes a 10% fluctuation in the share price is reasonably possible in a given year. The impact of a variation in the share price is recognized in net equity. The table below shows the impact of such a movement on the year-end position, taking into account hedging operations.

(in € millions)	December 31, 2007		December 31, 2006
	+10%	-10%	+10%	-10%
Impact on Net Equity	34	(34)	21	(21)

26.5 Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterparty credit rating is as follows:

Foreign exchange forwards: Counterparty’s rating (according to Standard & Poor’s)	2007	2006	2005
A-1+	96.1%	92.6%	95.6%
A-1	3.9%	6.4%	3.8%
A-2	-	1.0%	0.6%
TOTAL	100%	100%	100%

All significant cash deposits are maintained with rated financial institutions.

2007 FORM 20-F – THOMSON GROUP - 249

Back to contents

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit: Counterparty’s rating (according to Standard & Poor’s)	2007	2006	2005
A-1+	87.1%	95.4%	77.9%
A-1	6.0%	1.4%	17.6%
A-2	3.6%	1.3%	2.4%
A-3	2.4%	0.1%	-
BB+	-	-	0.4%
B	0.2%	0.2%	0.1%
Money Market funds	-	-	-
Non rated financial institutions	0.7%	1.6%	1.6%
TOTAL	100%	100%	100%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson. The maximum credit risk exposure on the Group’s cash, cash equivalents and marketable securities was €572 million at December 31, 2007. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

26.6 Fair value of financial assets and liabilities

The fair value of all current assets and liabilities (trade accounts receivable and payable, short-term loans and debt, cash and bank overdrafts) is considered to be equivalent to their net book value due to their short-term maturities.

The fair value of long-term debt, shown in the table below, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the borrowing rates at year-end for similar types of borrowing arrangements.

For the fair value of available-for-sale assets see Note 16.

For the fair value of derivatives financial instruments see Note 24.

2007 FORM 20-F – THOMSON GROUP - 250

Back to contents

BALANCE SHEET FINANCIAL INSTRUMENTS

	31/12/2007		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available for sale financial assets	397	397	-	397	-	-
Derivative financial instruments (current and non-current assets)	33	33	33	-	-	-
Trade accounts and notes receivable	918	918	-	-	918	-
Borrowings (non-current)	1,078	1,060	-	-	-	1,078
Borrowings (current)	745	745	-	-	-	745
Derivative financial instruments (current and non-current liabilities)	46	46	46	-	-	-
Trade accounts and notes payable	1,160	1,160	-	-	1,160	-
Other current liabilities (*)	19	19	-	-	-	19
Payables on acquisition of companies	7	7	-	-	7	-
(*) Advance proceeds from forward sale of certain financial investments; see Note 26.4.

	31/12/2006		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available for sale financial assets	266	266	-	266	-	-
Derivative financial instruments (current and non-current assets)	15	15	15	-	-	-
Trade accounts and notes receivable	1,018	1,018	-	-	1,018	-
Borrowings (non-current)	1,393	1,394	-	-	-	1,393
Borrowings (current)	1,276	1,276	-	-	-	1,276
Derivative financial instruments (current and non-current liabilities)	61	61	61	-	-	-
Trade accounts and notes payable	1,032	1,032	-	-	1,032	-
Payables on acquisition of companies	13	13	-	-	13	-

2007 FORM 20-F – THOMSON GROUP - 251

Back to contents

Note 27

Retirement benefit obligations

27.1 Summary of the benefits

(in € millions)	Pension plan benefits			Medical Post-retirement benefits			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Provision for post-employment benefits
OPENING PROVISION	438	494	494	134	445	356	572	939	850
Net Periodic Pension Cost	37	28	33	(58) (1)	(200) (1)	24	(21)	(172)	57
Benefits paid and contributions	(65)	(69)	(56)	(14)	(17)	(17)	(79)	(86)	(73)
Change in perimeter (2)	-	6	(26)	-	-	-	-	6	(26)
Reclassification in held for sale	3	1	(7)	3	-	-	6	1	(7)
Actuarial (gains) losses recognized in SORIE (3)	(38)	(17)	40	(18)	(60)	28	(56)	(77)	68
Currency translation differences	(10)	(5)	16	(9)	(34)	54	(19)	(39)	70
CLOSING PROVISION	365	438	494	38	134	445	403 (*)	572 (*)	939 (*)
Reimbursement right recognized as an asset
Fair value at opening (4)				1	65	43	1	65	43
Net Periodic Pension Costs				-	(51) (1)	5	-	(51)	5
Actuarial gains / (losses) recognized in SORIE (3)				(1)	(8)	10	(1)	(8)	10
Benefits paid				-	(1)	-	-	(1)	-
Currency translation differences				-	(4)	7	-	(4)	7
FAIR VALUE AT CLOSING (4)				-	1	65	-	1	65

(1)

In 2006 and 2007, the Net Periodic Pension Cost includes the effects of the medical plan changes accounted for as a curtailment (see Note 27.2).

(2)

Change in perimeter in 2006 mainly relates to the acquisition of Canopus. In 2005, change in perimeter relates mainly to the disposal of the Tube business and the acquisition of Thales Broadcast & Multimedia.

(3)

Statement of Recognized Income and Expense. As of December 31, 2007, 2006 and 2005, actuarial (gains) losses recognized in SORIE amount €(55) million, €(69) million and €58 million, respectively.

(4)

These amounts are posted in other non-current assets.

(*)

Out of which current portion amounts to €51 million, €67 million and €62 million for December 31, 2007, 2006 and 2005, respectively.

(a) Defined contribution plans

For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid. The pension costs of these plans, corresponding to the contributions paid, are charged in the statement of operations. The total contributions paid by Thomson amounted to €17 million in 2007 and €24 million in 2006 and 2005.

(b) Defined benefit plans

These plans mainly cover pension benefits, retirement indemnities and medical post-retirement benefits.

2007 FORM 20-F – THOMSON GROUP - 252

Back to contents

Pension benefits and retirements indemnities

The benefits are mainly based on employee’s pensionable salary and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension plans maintained by the Group are mainly the following:

•

within Nafta area, the plans mainly consist in pension plans in the United States:

The employees of Thomson, Inc. are covered by a defined benefit pension plan, funded by a trust. Thomson, Inc.’s funding policy is to contribute on an annual basis in an amount that is at least sufficient to meet the minimum legal requirements of the US law. Benefits are equal to a percentage of the plan member’s earnings each year plus a guaranteed rate of return on earned benefits until retirement.

Technicolor mainly operates two defined benefit pension plans: a cash balance pension plan that covers substantially all non-union employees, funded through a trust fund, and an additional pension plan for executive employees, closed to new participants;

•

in Germany, employees are covered by several vested unfunded pension plans. These plans mainly provide employees with retirement annuities and disability benefits;

•

in France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement;

•

in other countries, Thomson mainly maintains a dedicated funded pension plan in the UK, which provides retirement annuity benefits.

Medical Post-retirement benefits

In the US, Thomson Inc provides to certain employees a post-retirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan was eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. Such plan is no longer available to newcomers since 2003.

On October 31, 2006 and consistent with many U.S. companies, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees. This plan change mainly (i) eliminated benefit coverage for plan participants who were not yet 50 years old at January 1, 2007, (ii) increased the retirees’ share of costs of coverage at January 1, 2007 and (iii) eliminated benefit coverage at age 65 and beyond, commencing January 1, 2008.

In June 2007, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees which follows the first similar curtailment of October 2006. This plan changes mainly (i) increased gradually the retires’ share of costs for medical and drug benefits beginning on January 1, 2009, (ii) changed the medical and prescription drug design for 50-64 years olds and (iii) eliminated retiree life insurance for active employees.

In December 2007 and in accordance with 2006 and June 2007 post retirement medical plan amendment, Thomson reduced its obligation concerning certain ex-employees transferred outside the Group. Thomson will no longer be billed for claims on Medicare benefits incurred after December 31, 2007 regarding these employees.

Under IFRS, these plan changes have been accounted for as a curtailment – that is a reduction in future benefits obligation as well as future reimbursement right. In addition, all related unrecognized prior service gain or costs have been charged or credited to income.

In 2006, the net resulting effect is a €167 million gain at average US$/€rate recorded in the income (shown in the balance sheet as a €211 million decrease of our obligation, a €51 million decrease of our reimbursement right and a decrease of unrecognized prior service cost of €7 million).

In 2007, the net resulting effect is a €63 million gain recorded in income (shown in the balance sheet as a €62 million decrease of our obligation and a decrease of unrecognized prior service cost of €1 million).

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical post-retirement benefits plan in the United States. These reimbursement rights resulted from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. As of December 31, 2007, 2006 and 2005, the carrying value of this asset amounts to nil, €1 million and €65 million, respectively and is posted in the caption “Other non-current asset”. The decrease of the carrying value of this asset in 2006 is mainly due to the impact of the medical plan change for €51 million.

2007 FORM 20-F – THOMSON GROUP - 253

Back to contents

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

27.2 Elements of the statement of operations

(in € millions)	Pension plan benefits			Medical post-retirement benefits			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	(19)	(20)	(19)	-	(2)	(4)	(19)	(22)	(23)
Interest cost (1)	(29)	(29)	(32)	(5)	(17)	(22)	(34)	(46)	(54)
Expected return on plan assets (1)	11	11	13	-	-	-	11	11	13
Amortization of prior service costs	(2)	-	-	-	1	2	(2)	1	2
Effect of curtailment	2	10	5	63 (2)	218 (2)	-	65	228	5
TOTAL NET PERIODIC PENSION COST	(37)	(28)	(33)	58	200	(24)	21	172	(57)
Service costs on reimbursement rights				-	-	2	-	-	2
Financial components on reimbursement rights (1)				-	-	3	-	-	3
Effect of curtailment on reimbursement right				-	(51) (2)	-	-	(51)	-
NET PENSION COSTS	(37)	(28)	(33)	58	149	(19)	21	121	(52)

(1)

Out of which €22 million, €33 million and €29 million, net, are posted in Income from continuing Operation (in Finance costs – net) in 2007, 2006 and 2005 respectively.

(2)

Effect of curtailment relates to the medical post-retirement benefits plan changes which occurred in 2006 and 2007 as described above. The net gains of the medical plan changes amount to €63 million in 2007 and €167 million in 2006 and are mainly related to the Group’s former customer-electronics business and as such mostly credited to Displays & CE Partnerships classified under other activities. In 2007, the net curtailment gain is broken down into a €62 million gain on the liability and a €1 million gain on the unrecognized prior service cost. In 2006, the net curtailment gain is broken down into a €218 million gain on the liability (made of €211 million of obligation decrease and €7 million of unrecognized prior service cost) and a €51 million loss on the reimbursement right recognized as a non-current asset.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

2007 FORM 20-F – THOMSON GROUP - 254

Back to contents

27.3 Analysis of the change in benefit obligation

(in € millions)	Pension plan benefits			Medical post-retirement benefits			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Change in benefit obligation
Benefit obligation at opening	(626)	(681)	(668)	(130)	(431)	(342)	(756)	(1,112)	(1,010)
Current service cost	(19)	(20)	(19)	-	(2)	(4)	(19)	(22)	(23)
Interest cost	(29)	(29)	(32)	(5)	(17)	(22)	(34)	(46)	(54)
Amendment	(3)	-	-	-	-	-	(3)	-	-
Business combination / disposal (1)	-	(6)	26	-	-	-	-	(6)	26
Plan participants contribution	(1)	(1)	(1)	-	(8)	(7)	(1)	(9)	(8)
Curtailment / settlement	2	36	49	62	211	-	64	247	49
Actuarial gain / (loss)	45	13	(41)	18	60	(28)	63	73	(69)
Benefits paid	67	46	39	14	25	24	81	71	63
Currency translation differences	24	16	(34)	5	32	(52)	29	48	(86)
Benefit obligation at closing (3)	(540)	(626)	(681)	(36)	(130)	(431)	(576)	(756)	(1,112)
Benefits obligation wholly or partly funded	(224)	(272)	(294)	-	-	-	(224)	(272)	(294)
Benefit obligation wholly unfunded	(316)	(354)	(387)	(36)	(130)	(431)	(352)	(484)	(818)
Change in plan assets
Fair value at opening	187	183	179				187	183	179
Expected return on plan assets	11	11	13				11	11	13
Actuarial gain / (loss)	(7)	4	1				(7)	4	1
Employer contribution	36	65	26				36	65	26
Plan participant contribution	1	1	1				1	1	1
Settlement	-	(26)	(47)				-	(26)	(47)
Benefits paid	(37)	(41)	(9)				(37)	(41)	(9)
Currency translation differences	(17)	(10)	19				(17)	(10)	19
Fair value at closing (3)	174	187	183				174	187	183
Net amount recognized
Funded status (I)	(366)	(439)	(498)	(36)	(130)	(431)	(402)	(569)	(929)
Unrecognized prior service cost (II) (3)	1	-	(3)	(2)	(4)	(14)	(1)	(4)	(17)
Reclassification as held for sale (see Note 11) (III)	-	1	7	-	-	-	-	1	7
RETIREMENT BENEFIT OBLIGATIONS (I)+(II)+(III) (2)	(365)	(438)	(494)	(38)	(134)	(445)	(403)	(572)	(939)
Reimbursement rights recognized as an asset (4)	-	-	-	-	1	65	-	1	65
NET PENSION ACCRUALS	(365)	(438)	(494)	(38)	(133)	(380)	(403)	(571)	(874)

(1)

In 2006, business combinations mainly relate to the acquisition of Canopus. In 2005, business combinations mainly related to the disposal of the Tubes business and the acquisition of Thales Broadcast & Multimedia.

(2)

As Thomson has adopted the revised IAS 19, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses

(3)

For NAFTA subsidiaries/associates (which include US, Canada and Mexico), the pension benefits obligations are €(144) million, €(180) million and €(221) million for 2007, 2006 and 2005 respectively (€96 million, €108 million and €116 million for plan assets). The medical post-retirement benefits obligations are €(37) million, €(130) million and €(431) million (nil for plan assets and respectively €(2) million, €(4) million and €(14) million for unrecognized actuarial prior service cost).

For German subsidiaries, the pension benefit obligation and the net pension accrual are €(255) million, €(291) million and €(293) million for years ended December 31, 2007, 2006 and 2005 respectively.

(4)

Curtailment of the US medical benefit results in a reduction of the reimbursement right of €51 million in 2006.

2007 FORM 20-F – THOMSON GROUP - 255

Back to contents

Medical post-retirement benefits plans are wholly un-funded.

The Group expects to contribute €24 million to its defined benefit plans in 2008.

In 2007, the experience adjustment on the pension benefits obligation amounts to €1 million on the obligation and €6 million on the plan asset. For medical post-retirement benefits, the experience adjustment amounts to €(13) million of decrease on the obligation.

27.4 Plan assets

When defined benefit plans are funded, mainly in the US, U.K. and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

The actual return on plan assets amounts to €4 million, €15 million and €14 million for the years ended 2007, 2006 and 2005 respectively.

Thomson pension plans weighted-average asset allocations by asset category are as follows:

(in % and in € millions)	Allocation of plan assets			Allocation of the fair value of plan assets
	2007	2006	2005	2007	2006	2005
Equity securities	51%	49%	55%	89	92	101
Debt securities	47%	51%	45%	81	95	82
Other	2%	-	-	4	-	-
TOTAL	100%	100%	100%	174	187	183

27.5 Assumptions used in actuarial calculations

	Pension benefits			Medical post-retirement benefits
	2007	2006	2005	2007	2006	2005
Weighted average discount rate	5.63%	4.92%	4.44%	6.13%	5.72%	5.74%
Weighted average expected return on plan assets	6.36%	6.37%	6.38%	-	-	-
Weighted average long term rate of compensation increase	2.33%	2.38%	3.11%	na	3.77%	4.00%

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

After the medical plan changes which occurred in 2006 and 2007, the average assumption rate for the increase of the health care cost pre 65 will be 6% for 2008, 5.25% for 2009, 5% for 2010 and years thereafter (nil for post 65).

The table below shows the sensitivity to change in healthcare costs of the medical post retirement benefit obligation and post retirement benefit expense at December 31, 2007 closing rate:

(in € millions)	Sensitivity of assumptions for 2007
1% increase in healthcare costs
Impact on medical post-retirement benefit 2007 expense Impact on medical post-retirement benefit obligation as of December 31, 2007	- 2
1% reduction in healthcare costs
Impact on medical post-retirement benefit 2007 expense Impact on medical post-retirement benefit obligation as of December 31, 2007	- (1)

2007 FORM 20-F – THOMSON GROUP - 256

Back to contents

Note 28

Provisions for restructuring and other charges

28.1 Restructuring provisions

(in € millions)	December 31, 2007	December 31, 2006	December 31, 2005
Opening provisions	120	54	76
Current year expense (1)	143	154	130
Release of provision (1)	(16)	(31)	(17)
Usage during the period	(131)	(82)	(92)
Currency translation adjustment	(2)	(3)	7
Reclassification to Held for Sale	-	-	(34)
Change in Held for Sale provision	5	29	-
Other movements (2)	(19)	(1)	(16)
CLOSING PROVISIONS	100	120	54
Of which current	75	72	45
Of which non-current	25	48	9

(1) Restructuring expenses, net of release have been posted as follows in the consolidated statement of operations:

(in € millions)	December 31, 2007	December 31, 2006	December 31, 2005
Profit from continuing operations
Termination costs	(68)	(66)	(39)
Impairment of assets	(14)	-	(1)
Other income (expense)	(82)	(66)	(40)
Profit from discontinued operations	(45)	(57)	(73)
TOTAL RESTRUCTURING EXPENSES	(127)	(123)	(113)

(2)

Write-downs are reclassified against assets prior to disposals. The impact of this reclassification for years ended December 31, 2007, 2006 and 2005 amounts to €14 million, €4 million and €3 million respectively.

2007 FORM 20-F – THOMSON GROUP - 257

Back to contents

28.2 Other provisions

(in € millions)	Warranty	Others	Total (2)
As of January 1, 2005	50	86	136
Current period additional provision	64	272	336
Release of provision	(5)	(103)	(108)
Usage during the period	(63)	(25)	(88)
Currency translation adjustments and other	(8)	(6)	(14)
As of December 31, 2005	38	224	262
Current period additional provision	81	73	154
Release of provision	(5)	(18)	(23)
Usage during the period (1)	(71)	(132)	(203)
Currency translation adjustments and other	(3)	6	3
As of December 31, 2006	40	153	193
Current period additional provision	71	30	101
Release of provision	(7)	(27)	(34)
Usage during the period	(61)	(47)	(108)
Currency translation adjustments and other	8	(21)	(13)
As of December 31, 2007	51	88	139

(1) For the year ended December 31, 2006, the usage within «other» is mainly related to the contractual payments made by Thomson for the sale of its Displays’ plant in Anagni.

(2) Split of total provisions between non-current and current:

•

as of December 31, 2007, €50 million classified as non-current and €89 million as current;

•

as of December 31, 2006, €107 million classified as non-current and €86 million as current;

•

as of December 31, 2005, €185 million classified as non-current and €77 million as current.

Note 29

Share based payments

Stock option plans and dilutive potential ordinary shares

•

The Board of Directors of the Group held on June 21, 2007 decided to launch a Free Share Plan. According to this plan, Thomson will grant its eligible employees 20 Thomson newly issued shares for free. The vesting period of the shares depends on the country and specific local rules. The vesting period is therefore 2 years for France and some other European countries and 4 years for some countries such as the United States. The grant conditions are the following:

-

Presence in the Group at the end of the vesting period, and

-

A lock-up period for some countries (2 years for France and some other European countries, no lock-up period for the United States).

The compensation expense related to the Free Share Plan has been estimated with a pricing model similar to the one used for the other option plans. The fair value of the 464,060 free shares granted amounted to €5 million at grant date and will be spread over the vesting period.

•

On October 17, 2007, the Board approved a Long Term Incentive Plan (LTIP). As part of this plan, free shares may be awarded in 2009 and 2010 to some senior executives subject to and proportionally to fulfilment of specified non-market performance conditions during 2007, 2008 and 2009.

•

On December 14, 2007, the board of Directors approved a new stock option plan.

2007 FORM 20-F – THOMSON GROUP - 258

Back to contents

As of December 31, 2007, the total number of outstanding stock options is 13,889,731 made of 9,382,671 options granted to employees and directors, 880,000 options granted for retention agreements in connection with acquisition of subsidiaries and 3,627,060 options granted to employees and directors that are not in the scope of IFRS 2 because of IFRS 1 exemptions. The detail of options is disclosed thereafter.

In accordance with the transition provisions of IFRS 2 “Share Based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2, with the other plans being disclosed later in this section:

	Type of plan	Grant date	Number of options granted	Initial number of beneficiaries	Vesting date	Contractual option life	Exercise price	Estimated fair values of the options granted	Number of options cancelled since the beginning of the plan	Number of options outstanding
Plan 3	Subscription options	September 22, 2004	3,599,900	574	50% as of September 22, 2007 50% as of September 22, 2008	10 years	16.00 Euros	6.53 Euros	1,013,840	2,586,060
Plan 4	Purchase options	April 19, 2005	719,400	93	50% as of April 19, 2008 50% as of April 19, 2009	10 years	20.82 Euros	7.32 Euros	131,200	588,200
Plan 5	Purchase options	December 8, 2005	1,993,175	390	50% as of December 8, 2008 50% as of December 8, 2009	10 years	17.73 Euros	6.25 Euros	406,050	1,587,125
Plan 6	Subscription options	September 21, 2006	2,739,740	485	50% as of September 21, 2008 50% as of September 21, 2009	8 years	12.49 Euros	3.22 Euros	233,250	2,506,490
Free Share Plan	Free Shares	June 21, 2007	464,060	23,203	From June 21, 2009 to June 21, 2011	-	-	From 12.41 Euros to 13.08 Euros	24,060	440,000
LTIP	Free Shares	October 17, 2007	368,696 (1)	124	From October 17, 2009 to October 17, 2010	-	-	From 10.74 Euros to 11.11 Euros	-	368,696
Plan 7	Subscription options	December 14, 2007	1,307,100	482	50% as of December 14, 2009 50% as of December 14, 2010	8 years	10.43 Euros	2.08 Euros	1,000	1,306,100
(1) Assessment subject to realization of grant suspensive conditions.

2007 FORM 20-F – THOMSON GROUP - 259

Back to contents

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Number of share options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2005	3,589,310	16.0
Granted	2,712,575	18.6
Forfeited	(204,920)	16.5
Outstanding as of December 31, 2005 (with an average remaining contractual life of 9 years)	6,096,965	17.1 (ranging from €16 to €20.82)
Out of which exercisable	-	-
Granted	2,739,740	12.5
Forfeited	(530,390)	16.5
Outstanding as of December 31, 2006 (with an average remaining contractual life of 8 years)	8,306,315	15.6 (ranging from €12.49 to €20.82)
Out of which exercisable	-	-
Granted	2,139,856	6.4
Forfeited	(1,063,500)	15.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 8 years – excluding free shares)	9,382,671	13.5 (ranging from €0 to €20.82)
Out of which exercisable	1,293,030	16

Common stock call agreement in connection with the formation of TCL-Thomson Electronics (TTE)

In connection with the Combination Agreement with TCL Multimedia (formerly Corporation - “TCL”) to form TCL-Thomson Electronics (“TTE”), Thomson may provide employee bonuses in the form of shares of Thomson’s stock to certain former employees of Thomson that have been employed by TTE. The maximum amount of shares to be provided by Thomson was in total 545,279 in four equal tranches at each anniversary date (of which 141,838 is scoped out by IFRS 2) and the estimated fair value of the option granted to TTE employees amounted to €15.10 at grant date. These shares were vested progressively from August 2004 to August 2007.

Retention agreements in connection with acquisitions

Inventel: On March 29, 2005, Thomson acquired 100% of Inventel. In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 Thomson shares were granted at a cost of €20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008).At grant date, the weighted estimated fair value of the option granted to Inventel employees amounted to € 3.20 per option.

Cirpack: On April 20, 2005, Thomson acquired 100% of Cirpack.In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 Thomson shares were granted at a cost of €20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounted to €1.80. The options vested on April 20, 2006 and April 20, 2007 were not exercised. No Cirpack options are therefore outstanding as of December 31, 2007.

2007 FORM 20-F – THOMSON GROUP - 260

Back to contents

Summary of the movement of options in connection with TTE, Cirpack and Inventel

	Number of share options for retention plans	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2005	403,441	0.0
Granted	3,861,756	20.5
Forfeited	(70,110)	0.0
Outstanding as of December 31, 2005 (with an average remaining contractual life of 1 year)	4,195,087	18.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-
Exercised (TTE)	(225,343)	0.0
Forfeited	(4,176)	0.0
Expired	(1,050,878)	20.2
Outstanding as of December 31, 2006 (with an average remaining contractual life of 1 year)	2,914,690	19.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-
Exercised (TTE)	(28,985)	0.0
Forfeited	(74,827)	0.0
Expired	(1,930,878)	20.5
Outstanding as of December 31, 2007	880,000	20.7
Out of which exercisable	880,000	20.7

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

The inputs into the model were as follows:

	For stock options plans granted in				For TTE option plan granted in 2004	For Cirpack option plan granted (*) in 2005	For Inventel option plan granted in 2005
(in % and in euro)	2007	2006	2005	2004
Weighted average share price at measurement date	9.98	12.41	18.4	16.5	15.5	17.8	21.3
Weighted average exercise price	10.43	12.49	18.6	16	0	20.2	20.7
Expected volatility	28%	30%	35%	35%	N/A	24%	21%
Expected option life (**)	5 years	5 years	7 years	9 years	2 years	1 year	3 years
Risk free rate	4.1%	3.6%	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	3.4%	2.25%	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	2.08	3.2	6.5	6.5	15.1	- (*)	3.2

(*)

Cirpack’s plan required remeasurement at each balance sheet date because it could be cash settled. The change in fair value (€ (0.1) by option in 2007, € (0.6) by option in 2006, € (1.1) by option in 2005) is recognized at each balance sheet date as compensation expense with counterpart in liabilities.

(**)

Which is shorter than the contractual option life as it represents the period of time from grant date to the date on which the option is expected to be exercised.

2007 FORM 20-F – THOMSON GROUP - 261

Back to contents

For share options plans, Thomson considered an expected turnover of 8% based on historical observation. Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time. Factors that have been considered in estimating expected volatility for the long term maturity stock option plans include:

•

the historical volatility of Thomson’s stock over the longer period available;

•

adjustments to this historical volatility based on changes in Thomson’s business profile. For shorter maturity options, expected volatility was determined based on implied volatility on Thomson’s share observable at grant date.

For the Free Share Plan and the LTIP, Thomson considered an expected turnover in a range between 3% and 10% based on historical data of related beneficiaries, a share price of respectively 13.79 Euros and 10.96 Euros, a dividend rate between 2.6% and 3.4% and determined the fair value at measurement date in a range of 10.7 Euros to 13.1 Euros per share.

Compensation expenses charged to income

(in € millions)	2007 (*)	2006 (*)	2005
Employees subscription options plans	(10)	(10)	(6)
Retention Plans (**)	-	(3)	(6)
TOTAL	(10)	(13)	(12)

(*)

The counterpart of this expense has been credited for €9 million to equity in 2007 (€14 million to equity and €(1) million to liability in 2006).

(**)

Out of which €1 million and €3 million for the year ended December 31, 2006 and 2005, respectively are related to other than Thomson employees.

Elements concerning the plans to which IFRS 2 has not been applied (*)

(*)

Granted before November 7, 2002 and/or vested as of January 1, 2005.

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 includes BASAs (“Bons d’Achat et de Souscription d’Actions”) granted on September 15, 2004 and acquired by the Group’s employees who were eligible to the plan.

The other equity instruments not restated under IFRS 2 are described below:

•

Thomson common shares attributed to TTE employees prior to December 31, 2004, for the part vested prior to December 31, 2004;

•

stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002;

•

stock options plans granted prior to November 7, 2002.

	Plan 1	Plan 2	TTE Options
Type of plan	Purchase options	Subscription options
Day of grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004
Number of options granted	4,018,500	3,540,300	141,838
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004
Option life	10 years	10 years	August 31, 2004
Exercise price (in €)	55.90	31.50	-

2007 FORM 20-F – THOMSON GROUP - 262

Back to contents

The detail of stock options (excluding BASAs) not accounted for under IFRS 2 because of IFRS 1 exceptions is as follow:

	Number of options	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2005 (with an average remaining contractual life of 9 years)	5,384,080	25.1
Out of which exercisable	1,299,000	49.8
Forfeited	(963,130)	39.4
Outstanding as of December 31, 2005 (with an average remaining contractual life of 8 years)	4,420,950	22.0
Out of which exercisable	905,200	45.1
Forfeited	(286,740)	19.0
Outstanding as of December 31, 2006 (with an average remaining contractual life of 7 years)	4,134,210	22.2
Out of which exercisable	865,900	45.5
Forfeited	(507,150)	21.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 6 years)	3,627,060	22.2
Out of which exercisable	2,187,680	26.3

Note 30

Other current and non-current liabilities

(in € millions)	2007	2006	2005
Non-current royalties	-	19	22
Other	59	52	81
TOTAL OTHER NON-CURRENT LIABILITIES	59	71	103
Taxes payable	86	68	116
Current royalties	146	170	176
Long lived assets acquisition balance	17	18	14
Other	298	415	444
TOTAL OTHER CURRENT LIABILITIES	547	671	750

Note 31

Payables on acquisition of companies

As of December 31, 2007, the Group has a total debt related to acquisitions of €7 million related mainly to an earn-out payment on the acquisition of 20% of minority interests of Technicolor Digital Cinema LLC.

As of December 31, 2006, the Group has a total debt related to acquisitions of €13 million related mainly to acquisition of NOB CMF. This amount was fully paid in 2007.

As of December 31, 2005, Thomson had a debt toward Thales regarding the acquisition of Thales Broadcast & Multimedia (TBM) on December 2005 for a gross amount of €138 million. During the first half of 2006, this amount due to Thales was paid.

2007 FORM 20-F – THOMSON GROUP - 263

Back to contents

Note 32

Earnings per share

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2007	2006	2005
Numerator:
Adjusted profit from continuing operations attributable to ordinary shareholders (in € millions) (1)	187	227	135
Denominator (weighted shares in thousands)	288,600	287,586	293,796
Of which
BASA’s	-	-	1,964
SLP convertible bond (September 2004)	24,558	23,977	23,417
Cirpack and Inventel options (weighted)	966	2,291	924
Other stock options (*)	26	126	830

(*)

Some stock options plans are not considered as dilutive instruments as of December 31, 2007 but could become dilutive depending on the share price level of the Group.

(1)

Profit from continuing operations is adjusted by the following items:

(in € millions)	2007	2006	2005
Profit from continuing operations	218	239	213
Profit from continuing operations attributable to ordinary shareholders	218	239	212
Interest payable on subordinated notes (net of tax)	(19)	(19)	(5)
Profit from continuing operations attributable to ordinary shareholders for basic earnings per share	199	220	207
Cancellation of the fair value (gain) / loss on the derivative element of the SLP convertible bond and of the interests expensed in the period (net of tax)	(12)	7	(69)
Cancellation of the gain on the change in value of the call granted to TCL as part of the deal regarding the creation of TTE	-	-	(3)
Adjusted profit from continuing operations attributable to ordinary shareholders for diluted earnings per share	187	227	135

2007 FORM 20-F – THOMSON GROUP - 264

Back to contents

Note 33

Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	2007	2006	2005
Europe (1)	8,552	9,267	9,435
North America	10,571	10,984	12,334
Asia (2)	2,972	6,648	7,441
Other countries (3)	2,587	2,729	3,265
Number of employees in subsidiaries	24,682	29,628	32,475
Number of employees in entities accounted for under the equity method	(*)	(*)	34,201
TOTAL EMPLOYEES	24,682	29,628	66,676
(*) TCL is no more accounted for under the equity methods (see Note 14).
(1) Of which Poland	1,349	998	970
(2) Of which People’s Republic of China including Hong Kong	1,067	5,053	6,034
(3) Of which Mexico	1,650	1,955	2,204

The total “Employee benefits expenses” (including only people employed in the consolidated entities) is detailed as follows:

(in € millions)	2007	2006	2005
Wages and salaries	1,040	1,072	1,044
Social security costs	185	204	202
Compensation expenses linked to share options granted to directors and employees (1)	10	12	9
Pension costs - defined benefit plans (2)	(21)	(121)	52
Termination benefits and other long-term benefits (3)	113	120	116
TOTAL EMPLOYEE BENEFITS EXPENSES (EXCLUDING DEFINED CONTRIBUTION PLANS) (4)	1,327	1,287	1,423
Pension costs - defined contribution plans	17	24	24

(1)

See Note 29.

(2)

See Note 27.

(3)

Include termination costs of €113 million, €119 million and €110 million in 2007, in 2006 and 2005 respectively. These costs were posted in restructuring expenses in the statement of operations (see Note 28).

(4)

The defined contribution expenses paid within a legal and mandatory social regime are included in Employee benefits expenses shown above.

2007 FORM 20-F – THOMSON GROUP - 265

Back to contents

Note 34

Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

(a) Acquisition of subsidiaries, associates and investments

(in € millions)	2007	2006	2005
Inventel	-	-	(82)
Cirpack	-	-	(40)
ContentGuard	-	-	(20)
Premier Retail Network	-	-	(248)
The Moving Picture Company	-	-	(11)
Nextamp	-	(2)	(7)
VCF Thématiques	-	(17)	(11)
Videocon industries	-	-	(240)
Technicolor	-	-	(77)
Canopus	-	(83)	-
Convergent	-	(32)	-
Thalès Broadcast & Multimedia	-	(133)	-
NOB CMF	(11)	(6)	-
SyncCast	(9)	-	-
Technicolor Universal Media Services LLC	(11)	-	-
ITV contract	(7)	-	-
Other	(14)	(8)	(20)
Acquisition of investments	(52)	(281)	(756)
Less cash position of companies acquired	1	26	61
ACQUISITION OF INVESTMENTS, NET	(51)	(255)	(695)

(b) Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson now routinely factors certain trade accounts receivable in Europe and North America. Thomson sold trade receivables in its continuing operations without recourse in 2007 and 2006 for an amount of €273 million and €186 million respectively (see Note 11 for receivables on discontinued operations).

(c) Net operating cash generated from continuing operations

In 2006, the €536 million positive operating cash flow from continuing activity has been adversely impacted by a cash out of €46 million in the Displays and CE partnership segment which was mainly caused by the settlements agreed upon with TTE and TCL linked to the TV exit, which are non-recurring, and did not qualify under IFRS 5 to discontinued classification.

(d) Net cash used in discontinued operations

In 2007 the cash outflows related to discontinued operations amount to €145 million (including €57 million of investing cash inflow received from the disposals of Audio Video and Accessories business).

In 2006 the cash outflows related to discontinued operations amount to €276 million.

In 2005, the cash outflow related to discontinued operations amounts to €361 million (of which €359 million from operating activities). This cash outflow is net of cash received for the sale of Thomson’s Tubes activities and related technologies to Videocon for a consideration of €223 million which was immediately reinvested into Videocon Industries shares for an amount of €240 million. In 2005, the net financing cash used in discontinued operations is net of financing provided by the parent company for repayment of financial debt prior to disposal.

2007 FORM 20-F – THOMSON GROUP - 266

Back to contents

Note 35

Contractual obligations and other commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2007 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees, granted contractually in particular for the play-out activity within Network Services and long-term contracts related to the Broadcast activity are not induded in this table.

In the normal course of its activity, the Services segment may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

No material commitment is omitted in this Note, in accordance with IFRS.

Unconditional and conditional future payments		Amount of commitments by maturity
(in € millions)	December 31, 2007	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Unconditional future payments
On balance sheet obligations:
Financial debt excluding finance leases (1)	1,771	737	134	208	692
Finance leases (2)	52	8	26	6	12
Payables on acquisition and disposal of companies	7	7	-	-	-
Off balance sheet obligations:
Operating leases (3)	409	98	136	76	99
Purchase obligations (4)	236	170	43	23	-
Other unconditional future payments (5)	9	7	2	-	-
TOTAL UNCONDITIONAL FUTURE PAYMENTS (*)	2,484	1,027	341	313	803
Conditional future payments
Off balance sheet obligations:
Guarantees given (6)	59	36	5	1	17
Standby letters of credit (7)	41	41	-	-	-
Other conditional future payments (8)	48	4	31	9	4
TOTAL CONDITIONAL FUTURE PAYMENTS (*)	148	81	36	10	21

(*)

«Total Unconditional future payments» and «Total Conditional future payments» as of December 31, 2006 amounted respectively to €3,398 million and €241 million on continuing entities. The reduction in «Total Unconditional future payments» is due mainly to the reduction in the Group’s debt (see note 25).

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Services segment (€28 million in Mexico and €14 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for €96 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for €92 million.

(5)

Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6)

These guarantees comprise:

•

guarantees given for disposal of assets for €22 million;

•

guarantees for customs duties and legal court proceedings for €25 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period;

•

various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favour of US employer insurance companies for €24 million.

(8)

Conditional obligations mainly include contingent earn out payments for €15 million related to past acquisitions.

Additional information:

•

Guarantees and commitments received amount to €245 million as of December 31, 2007. This amount is related to the royalties from licensees within the segment Technology.

•

The above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to respectively €1 million and to €21 million as of December 31, 2007.

2007 FORM 20-F – THOMSON GROUP - 267

Back to contents

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:

•

forward exchange contracts, swaps and options: for their related cash inflow and outflow amounts;

•

metals hedging contracts (cash settled): for the underlying notional amount;

•

Interest rate swaps: for the underlying nominal debt amounts.

(in € millions)	December 31, 2007
Currency swaps	1,064
Forward exchange contracts	392
Interest rate swaps	817
Metals hedging contracts	8
Foreign exchange options	393
TOTAL COMMITMENTS GIVEN	2,674
Currency swaps	1,068
Forward exchange contracts	392
Interest rate swaps	817
Metals hedging contracts	8
Foreign exchange options	388
TOTAL COMMITMENTS RECEIVED	2,673

Operating leases

At December 31, 2007, commitments related to future minimum and non-cancellable lease payments are detailed below:

(in € millions)	Minimum future lease payments (1)	Future lease payments commitments received (2)	Net value of future lease commitments
2008	98	(10)	88
2009	78	(9)	69
2010	58	(8)	50
2011	43	(6)	37
2012	33	(5)	28
After 5 years	99	(5)	94
TOTAL	409	(43)	366
(1) Minimum operating lease payments shown are not discounted. (2) Includes mainly operating lease payments from customers of our Network Services activities within the Services segment.

2007 FORM 20-F – THOMSON GROUP - 268

Back to contents

The main operating leases relate to the office buildings in Boulogne and Indianapolis:

•

the office building located in Boulogne-Billancourt, France which was sold on February 29, 2000. and subsequently leased back from the purchaser until 2009;

•

the US. office building (administration and technical services buildings) was sold in March 2000 and subsequently leased back from the purchaser until 2012.

The net operating lease expense of the Group in 2007 was €97 million (€107 million in rental expense and €10 million in rental income).

Note 36

Contingencies

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and it can be reasonably estimated.

Significant pending legal matters include the following:

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the former Italian subsidiary of the Group, Videocolor S.p.A. («Videocolor»), which had exported picture tubes to Thomson, Inc. (USA) during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to €31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favourable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of €1 million following this amnesty application. Videocolor continues to be able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4 million and (ii) tax penalties amounting to €4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Following an appeal by the Tax office, the Regional court of Latina published a judgment on November 20, 2006 which was partially positive for Videocolor, as the court confirmed an assessment amounting to €2 million, including penalties. The company is currently preparing the appeal to the sentence before the Supreme Court, as this assessment is not based on the OECD principle on transfer prices and considering the favourable sentence, on the same matter, for the years 1996 to 1998 as related below.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3 million and €2 million, respectively and (ii) tax penalties amounting to €3 million and €2 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. Following an appeal by the Tax office, the Regional court of Latina issued in November 2007 a judgment favourable to Videocolor.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €0.1 million and (ii) penalties amounting to €0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities. Following an appeal by the Tax office, the Regional court of Latina issued in November 2007 a judgment favourable to Videocolor.

2007 FORM 20-F – THOMSON GROUP - 269

Back to contents

As a consequence, unless the Tax Office appeals before the Supreme Court before November 27, 2008, all years, except 1995 partially, are closed. And the Company is preparing the appeal on 1995 judgment to the Supreme Court.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Thomson Multimedia Sales Italy

On May 24, 2006, the “Guardia di Finanza” concluded a global tax verification on Thomson Multimedia Sales Italy related to 2003 and issued a report challenging (i) some deductions, (ii) the tax benefits of a legal entities reorganization and (iii) the recovery of VAT on sales commissions. The “Guardia di Finanza” also considered that, for the period 2001-2005, Thomson Multimedia Sales Europe (a French entity) had a permanent establishment in Italy. The local Tax Agency, responsible for assessments, has not still issued any document.

In order to review the potential “tax benefits of the legal entities reorganization”, the Lazio Regional Tax Office performed an audit of Videocolor for the fiscal years 2003 and 2004. The Tax office report dated January 31, 2007 did not include any assessment on this legal entities reorganization.

Thomson is convinced of its substantially regular and correct postings and procedures.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit. Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field. A bench trial on the issue of whether Gemstar had sub-licensing rights with respect to the remaining patent was held in March 2007. On July 20, 2007, the Court rendered a decision ruling that Gemstar had no sub-licensing rights with respect to the remaining patent in suit. Trial on the remaining patent is expected to occur in October 2008.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. In March 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. In November 2007, the Spanish «Audiencia Nacional» rejected Thomson’s appeal against the decision of the Spanish Economic Tribunal of 13 July 2005 that confirmed the Resolution of the Spanish Customs Authorities of 13 July 2004. Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Thomson. Thomson filed in July 2007 an appeal at the European Court of Justice against the European Commission. In addition, Thomson filed in July 2007 a claim at the European Court of Justice against the European Commission, as the Commission had not answered to Thomson’s Article 220 request within the legally defined period. Thomson still firmly believes that it has correctly declared and paid duty on the imported televisions concerned accordingly strongly disputes the grounds of these re-assessments and booked the appropriate postings.

2007 FORM 20-F – THOMSON GROUP - 270

Back to contents

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instructions on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€74 million at December 31, 2007 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. The parties have subsequently filed a number of briefs addressing procedural and substantive issues. The plaintiff recently joined other entities of the Thomson group as defendants. The case is being vigorously defended and it is unclear how the addition of the defendants will impact the progress of the case.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation («Pegasus») and Personalized Media Communications, L.L.C. («PMC») filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

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

The USPTO issued final office actions on all seven patents rejecting almost all of the claims being asserted against Thomson in the litigation as unpatentable. Subsequently, on October 2, 2007 the USPTO issued a notice of intent to issue a re-examination certificate allowing the amended claims of one patent (U.S. Patent Number 5,233,654 (the “654 Patent”) thereby modifying its initial favourable office action with respect to the ‘654 Patent only. On October 31, 2007, Pegasus and PMC filed a motion with the Delaware District Court seeking limited relief from the May 2003 stay in order to allow Pegasus and PMC to seek a preliminary injunction with respect to the ‘654 Patent. The defendants are vigorously opposing that motion. With respect to the remaining six patents, Pegasus and PMC have initiated and continue to prosecute appeals of the USPTO’s final favourable office actions before the Board of Patent Appeals and Interferences.

2007 FORM 20-F – THOMSON GROUP - 271

Back to contents

IP Innovation and Technology Licensing Corp

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

STV Asia, LTD v. Premier Retail Network

On March 2, 2006 STV Asia, LTD (“STV”) filed suit in the U.S. District Court for the Northern District of California against Premier Retail Networks (“PRN”), Thomson subsidiary since August 2005, alleging that PRN’s “in store media network” infringes two U.S. patents allegedly owned by STV. On May 15, 2007, the parties, including the Securityholder Agent for the former PRN shareholders, entered into agreements fully resolving all claims which were the subject of the lawsuit without any material impact for the group.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the U.S. District Court for the District of Delaware. Each suit alleges that defendants Fox and NBC infringe U.S. Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “627 patent”) by its transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard. Both Fox and NBC have subsequently demanded that Thomson defends and indemnifies them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, a business which Thomson acquired in December 2005 from Thales (a French group, listed on the Euronext market). While Thomson has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Thomson has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case. The cases are scheduled for trial in October 2009 and are being vigorously defended.

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (“CRT”) industry, including Color Picture Tubes (“CPT”) and Color Display Tubes (“CDT”) businesses. On January 9, 2008, Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the “EC”) also relating to the CRT industry. In addition, class action law suits asserting private antitrust claims have been filed against Thomson on January 28, 2008 and subsequently (and other companies currently or formerly in the CRT industry) in the United States and have been or will be consolidated in the Northern District of California. Thomson sold its CPT business in 2005 and never had activity in the CDT business. The Company is taking measures it considers appropriate to respond to the subpoena and the EC request. Thomson has commenced an investigation, with the assistance of external legal counsel, to determine whether conduct involving its former CPT business could have infringed Article 81 of the EC Treaty or Section 1 of the Sherman Act. Thomson’s investigation is on-going and it is too early at the present time to assess the extent of any liability that Thomson may incur in consequence of these investigations or the class action law suits.

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

2007 FORM 20-F – THOMSON GROUP - 272

Back to contents

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guarantees provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety, health and environmental laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

2007 FORM 20-F – THOMSON GROUP - 273

Back to contents

Note 37

Related party transactions

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(in € millions)	2007	2006	2005
Balance sheet items
Trade receivables
TCL Multimedia (1)	na	24	13
Other related parties
- France Telecom and its subsidiaries (2)	10	8	55
- Microsoft Corporation and its subsidiaries (3)	4	17	17
Trade payables
- France Telecom and its subsidiaries	4	1	8
- Microsoft Corporation and its subsidiaries	6	7	-
Loan receivable
TCL Multimedia (1)	na	36	57
Financial debt and liability
- Silver Lake Partners (nominal amount) (4)	(340)	(380)	(422)
Statement of operations items
Revenues
TCL Multimedia (1)	na	76	355
Other related parties
- France Telecom and its subsidiaries	201	223	153
- Microsoft Corporation and its subsidiaries	59	101	49
Expenses
- ST Microelectronics	(60)	(89)	(113)
Finance costs – net
TCL Multimedia (1)	na	-	3
Other related parties
- Silver Lake Partners (4)	19	(14)	61

(1)

Corresponds mainly to TCL Multimedia and its subsidiaries (including TTE). Since November 3, 2006 Thomson has no significant influence anymore, the remaining interest is classified as available-for-sale financial asset and the Group determines that TCL Multimedia ceased to be a Thomson related party from this date. We disclose related parties transactions with TCL Multimedia until December 31, 2006.

(2)

Since May 2004, Mr. Lombard, CEO of FT since March 1, 2005, is a Director of Thomson. In addition, from October 2, 2002 until February 27, 2005, Mr. Breton was CEO of FT and Director of Thomson and chairman of the Thomson’s strategic committee. As a consequence, FT is a related party of Thomson since October 2002.

(3)

Henry P. Vigil, Senior Vice President of Microsoft Corporation is a member of the board of Directors of Thomson. As a consequence, Microsoft is a related party of Thomson.

(4)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC (see Note 25.2). As of December 31, 2007, 2006 and 2005, Thomson has a financial debt toward SLP amounting to €340 million (US$500 million), €380 million (US$500 million) and €422 million (US$500 million), respectively (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of €318 million, €346 million and €376 million as of December 31, 2007, 2006 and 2005, respectively (excluding second half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to nil, €38 million and €46 million as of December 31, 2007, 2006 and December 31, 2005, respectively. Change in fair value of the derivative instrument is charged to finance costs of the Group (see Note 9). For the period ended December 31, 2007, 2006 and 2005, Thomson recognized financial income of €37 million, €6 million and €83 million (including €3 million, €2 million and €(11) million exchange gain and loss for the period ended December 31, 2007, 2006 and 2005 respectively). For the years ended December 31, 2007, 2006 and 2005, Thomson incurred financial expenses in an amount of €10 million, €12 million and €13 million, respectively, toward SLP. For the period ended December 31, 2007, 2006 and 2005, Thomson incurred also other operating expenses in an amount of € 2 million for each period toward SLP.

2007 FORM 20-F – THOMSON GROUP - 274

Back to contents

Other transactions with related parties

In the context of the acquisition of 25% of the share capital of ContentGuard completed on March 14, 2005, Thomson acquired 2,365,261 shares from Microsoft for a consideration price of US$12 million. After this acquisition, Thomson, Microsoft and Time Warner share the control of ContentGuard with each a 33% control interest.

Microsoft, Canopus Co., Ltd («Canopus»), Canopus Corporation, Thomson Japan, K.K. and Thomson entered into an agreement, effective November 30, 2005, in connection with the impact on a technology license agreement between Canopus and Microsoft of the acquisition by a subsidiary of Thomson of more than 50% of the shares of Canopus.

Key Management Personnel Compensation

Compensation expenses paid to board members have been approved by our shareholders meetings held on May 7, 2004 and November 10, 2002. Compensation payments to board members in 2007, 2006 and 2005 for board meetings held in 2006, 2005 and 2004 amounted to €450,000, €355,500 and €450,000, respectively.

Compensation expenses paid to members of our executive committee, who are or were concerned during the periods ended respectively December 31, 2007, 2006 and 2005 are shown in the table below:

(in € millions)	2007	2006	2005
Salaries and short term employee benefits	13	13	13
Post-employments benefits	-	-	1
Termination benefits	1	-	-
Share-based payment	4	5	3
TOTAL	18	18	17

Note 38

Subsequent events

On February 14, 2008, we announced that we had signed a memorandum of understanding with NXP Semiconductors with a view to combining our respective tuners businesses.

On March 11, 2008, Moody’s and S&P downgraded Thomson’s credit ratings to Ba1 and BB respectively and on April 1, 2008, Moody’s changed the outlook on Thomson from stable to negative.

On March 28, 2008, the Board of Directors met to, among other matters, implement the separation of the roles of the Chairman of the Board and the Chief Executive Officer, as was initially announced on February 14, 2008. Both positions had been held by Frank Dangeard since 2004. Mr Dangeard agreed to remain as Chairman until April 9, 2008 in order to assist with the transition period, Mr de Carbonnel was appointed as Chairman of the Board of Directors on April 9, 2008. The Board appointed Julian Waldron, the Group’s Chief Financial Officer, as interim CEO, as was proposed by the Group’s Governance and Nomination Committee. This appointment is to last until the process for the selection of a permanent CEO has been completed. That process is proceeding according to the plan and schedule established by the Board. Julian Waldron will chair an unchanged Executive Committee (apart from the change in CEO) and will combine his existing CFO role with that of CEO.

On April 14, 2008, the Board of Directors decided that it would not propose a distribution to the Shareholders’ Meeting to be held on May 22, 2008. The Board of Directors reviewed the Group’s previously announced proposal of a €0.33 per share distribution and decided to no longer propose such distribution because it agrees with the Company’s management’s recommendation that financial resources should be directed in the near-term towards actions to simplify the Group and to improve its profitability and given the increasingly uncertain global economic and financial environment.

2007 FORM 20-F – THOMSON GROUP - 275

Back to contents

Note 39

List of main consolidated subsidiaries

The following is a list of the principal consolidated holding entities and subsidiaries (with 2007 revenues above €30 million or 2007 net equity above €20 million):

	% share held by Thomson (% rounded to one decimal)
COMPANY - (Country)	December 31, 2007	December 31, 2006	December 31, 2005
1) Fully consolidated
Thomson (France) (formerly Thomson multimedia) 46 quai Alphonse Le Gallo – 92100 Boulogne Billancourt – France		Parent company
ATLINKS Communications Canada, Inc. (Canada)	- (*)	100.0	100.0
Thomson Asia ldt. (Hong Kong) (Formerly ATLINKS Hong Kong Ltd)	100.0	100.0	100.0
ATLINKS USA, Inc. (US)	- (*)	100.0	100.0
Comercializadora de Productos Electronicos del Norte, S.A. de C.V. (Mexico)	100.0	100.0	100.0
European Audio Products (HK) Ltd. (Hong Kong)	100.0	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/ Thomson Broadcast & Media Solutions GmbH)	100.0	100.0	100.0
Grass Valley France S.A. (France) (formerly Thomson Broadcast Systems S.A./ Thomson Broadcast & Media Solutions S.A.)	100.0	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./ Thomson Broadcast & Media Solutions Ltd)	100.0	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0	100.0
S.M. Electronics (Germany)	- (***)	100.0	100.0
Société Française d’Investissement et d’Arbitrage – Sofia (France)	100.0	100.0	100.0
Société Tonnerroise d’Électronique Industrielle – STELI (France)	- (*)	- (*)	100.0
TCE Television Taiwan Ltd. (Taiwan)	100.0	100.0	100.0
Thomson Broadcast & Multimedia S.A. (France) (formerly Thales Broadcast & Multimedia S.A.)	- (*)	100.0	100.0
Thomson Broadcast & Multimedia, Inc. (US) (formerly Thales Broadcast & Multimedia, Inc.)	100.0	100.0	100.0
Thomson Broadcast & Multimedia A.G. (Switzerland) (formerly Thales Broadcast & Multimedia A.G.)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	100.0	100.0	100.0
Thomson Genlis S.A. (France) (formerly GALLO 1)	100.0	100.0	100.0
Deutsche Thomson O.H.G. (Germany) (formerly Thomson Holding Germany GmbH & Co O.H.G.)	100.0	100.0	100.0
Thomson Holding Italy S.p.A. (Italy)	100.0	100.0	100.0
Thomson Licensing, Inc. (US)	100.0	100.0	100.0
Thomson Licensing (France)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	100.0	100.0	100.0
Thomson, Inc. (US)	100.0	100.0	100.0
Thomson multimedia Ltd. (Canada)	100.0	100.0	100.0
Thomson multimedia Polska sp.zo.o. (Poland) (formerly Thomson Polkolor sp.zo.o.)	100.0	100.0	100.0
Thomson multimedia Sales International SAS (France)	100.0	100.0	100.0
Thomson multimedia Sales UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson multimidia do Brazil Ltda. (Brazil)	100.0	100.0	100.0
Thomson Optical Components Ltd (Hong Kong) (formerly Broadcast Television Systems HK Ltd.)	100.0	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany)	100.0	100.0	100.0
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson Silicon Components SAS. (France) (formerly Gallo 17 SAS.)	100.0	100.0	100.0
Thomson Telecom España S.A. (Spain)	100.0	100.0	100.0

2007 FORM 20-F – THOMSON GROUP - 276

Back to contents

	% share held by Thomson (% rounded to one decimal)
COMPANY - (Country)	December 31, 2007	December 31, 2006	December 31, 2005
Thomson Telecom S.A. (France)	100.0	100.0	100.0
Thomson Angers (France) (formely Thomson Television Angers)	100.0	100.0	100.0
Thomson Television Components France (France)	100.0	100.0	100.0
Thomson Television España S.A. (Spain)	100.0	100.0	100.0
Thomson Vertriebs GmbH (Germany)	100.0	100.0	-
Consolidated Film Industries, LLC (US)	100.0	100.0	100.0
Convergent Media Systems Corp. (US)	100.0	100.0	-
Gallo 8 S.A.S. (France)	100.0	100.0	100.0
Nimbus Manufacturing (UK) Ltd. 5United Kingdom)	100.0	100.0	100.0
Premier Retail Network, Inc. (US)	100.0	100.0	100.0
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services USA, Inc. (US)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (US)	100.0	100.0	100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0	100.0	100.0
Technicolor Europe Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0
Technicolor Holdings B.V. (Netherlands)	100.0	100.0	100.0
Technicolor Holdings, Inc. (US)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd.)	100.0	77.6	77.6
Technocolor Network Services France SAS	100.0	100.0	100.0
Technicolor Pty Ltd. (Australia)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0	100.0	100.0
Technicolor Videocassette B.V. (Netherlands)	100.0	100.0	100.0
Technicolor, Inc. (US)	100.0	100.0	100.0
Technicolor Universal Media Services LLC of America (US)	100.0	74.5	75.3
Technivision Ltd (UK)	100.0	100.0	100.0
The Moving Picture Company Limited (United Kingdom)	100.0	100.0	100.0
2) Consolidated by pro rata method
ContentGuard Holdings, Inc. (US)	25.2	25.2	25.2
Nagra Thomson Licensing (France) (formerly Canal+ Technologies S.A.)	50.0	50.0	50.0
Screenvision Holdings, Inc. (US) (formerly Technicolor Screen Advertising, Inc.)	50.0	50.0	50.0
Screenvision Holdings (Europe) LTD (United Kingdom)	50.0	50.0	50.0
Technicolor Cinema Advertising LLC (US)	50.0	50.0	50.0
Screenvision Belgium (Belgium) (formerly RMB Cinema)	50.0	50.0	50.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0	50.0
3) Accounted for under the equity method
CTE El Athir (Tunisia)	30.0	30.0	30.0
Easyplug S.A.S. (France)	50.0	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0	50.0
Techfund Capital Europe (France)	20.0	20.0	20.0
TCL Multimedia Technology Holding Ltd	(**)	(**)	29.3

(*)

Entity merged into an other.

(**)

TCL Multimedia is no longer accounted for under the equity method and classified in 2006 as “available-for-sale financial asset” (See Note 16).

(***)

Entity sold during 2007.

2007 FORM 20-F – THOMSON GROUP - 277

Back to contents

— Page left blank intentionally —

2007 FORM 20-F – THOMSON GROUP - 278

Back to contents

CROSS-REFERENCE TO FORM 20-F

	Form 20-F	Thomson Annual Report
Part I
	Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
	Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
	A. Selected Financial Data	Section 1.1 Selected financial data; Section 1.2 Exchange Rate Information
	B. Capitalization and indebtedness	Not applicable
	C. Reasons for the offer and use of proceeds	Not applicable
	D. Risk Factors	Section 1.3 Risk Factors
Item 4. Information on the Company
	A. History and Development of the Company	Section 2.1 History and Development of the Company
	B. Business Overview	Section 2.2 Business Overview
	C. Organisational structure	Section 6.7 Organisational chart and main subsidiaries; Note 39 to Group consolidated financial statements
	D. Property, Plants and Equipment	Section 2.4 Property, Plants and Equipment
	Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
	A. Operating Results	Sections 3.1 to 3.16
	B. Liquidity and Capital Resources	Section 3.17 Liquidity and Capital Resources
	C. Research and Development, Patents and Licenses, etc.	Section 2.2 Business Overview
	D. Trend Information	Section 1.3 Risk Factors; Section 2.2 Business Overview; Sections 3.1 to 3.16
	E. Off-Balance Sheet Arrangements	Section 3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements
	F. Tabular Disclosure of Contractual Obligations	Section 3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements
Item 6. Directors, Senior Management and Employees
	A. Directors and Senior Management	Section 4.1 Directors and Senior Management
	B. Compensation	Section 4.2 Compensation of Directors and Executive Committee
	C. Board Practices	Section 4.1.1. Preparation and Organization of the Board of Director’s activities
	D. Employees	Section 4.3 Thomson’s Employees and Workforce
	E. Share Ownership	Section 4.2 Compensation of Directors and Executive Committee
Item 7. Major Shareholders and Related Party Transactions
	A. Major Shareholders	Section 5.1 Major Shareholders
	B. Related Party Transactions	Section 5.2 Related Party Transactions
	C. Interests of Experts and Counsel	Not applicable
Item 8. Financial Information
	A. Consolidated Statements and Other Financial Information	Chapter 10 Thomson Consolidated Financial Statements; Section 5.1.8 Dividends
	B. Significant Changes	Not applicable

2007 FORM 20-F – THOMSON GROUP - 279

Back to contents

Item 9. The Offer and Listing
	A.4. History of Stock Price	Section 5.3.1 Trading Market for Shares and ADSs
	B. Plan of Distribution	Not applicable
	C. Markets	Section 5.3 The Offer and Listing
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10. Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Section 6.2 Memorandum and Articles of Association
	C. Material Contracts	Section 6.3 Material Contracts
	D. Exchange Controls	Section 6.4 Exchange Controls and Other Limitations Affecting Security Holders
	E. Taxation	Section 6.5 Taxation
	F. Dividends and Paying Agents	Not applicable
	G. Statements by Experts	Not applicable
	H. Documents on Display	Section 6.9 Documents on Display
	I. Subsidiary Information	Not applicable
	Item 11. Quantitative and Qualitative Disclosures About Market Risk	Chapter 7
	Item 12. Description of Securities Other than Equity Securities	Not applicable
Part II
	Item 13. Defaults, Dividend Arrearages and Delinquencies	None
	Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	Item 15. Controls and Procedures	Section 8.3 Controls and Procedures
	Item 16A. Audit Committee Financial Expert	Section 4.1.1. Preparation and Organization of the Board of Director’s activities—Work of the Board Committees in 2007—Audit Committee
	Item 16B. Code of Ethics	Section 8.1.2 General Control Environment—The Financial Ethics Charter
	Item 16C. Principal Accountant Fees and Services	Section 8.5. Accountant Fees and Services; Section 8.6 Audit Committee Pre-Approval Policies
	Item 16D. Exemptions from the Listing Standards for Audit Committees	None
	Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 5.1.2 Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Part III
	Item 17. Financial Statements	Not applicable
	Item 18. Financial Statements	Chapter 10 Thomson Consolidated Financial Statements
	Item 19. Exhibits	Chapter 9 Exhibits

2007 FORM 20-F – THOMSON GROUP - 280