Form 20-F
period 2008-12-31
THOMSON
filed 2009-05-06
CIK 1080259

As filed with the Securities and Exchange Commission on May 6, 2009 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

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

Stéphane Rougeot
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

Common Stock, nominal value €3.75 per share: 269,890,028

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

Large accelerated filer       Accelerated filer       Non-accelerated filer

Indicate by check mark whether the registrant has submitted electronically and posted on its Corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes        No

Indicate by check mark which financial statement item the Registrant has elected to follow:  Item 17        Item 18

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

International Financial Reporting Standards as issued by the International Accounting Standards Board    Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17       Item 18

2008 FORM 20-F – THOMSON GROUP

Table of Contents

Page

1

Key Information and Risk Factors

5

1.1    Selected Financial Data

6

1.2    Exchange Rate Information

9

1.3    Risk Factors

10

1.4    Litigation

21

2

Information on the Company

23

2.1    History and Development of the Company

24

2.2    Business Overview

28

2.3    Organizational Structure

42

2.4    Property, Plant and Equipment

42

3

Operating and Financial Review and Prospects

49

3.1    Overview

50

3.2    Key Economic Drivers

51

3.3    Summary of Results

51

3.4    Seasonality

52

3.5    Effect of Exchange Rate Fluctuations

53

3.6    Geographic Breakdown of Net Revenues

54

3.7    Events Subsequent to December 31, 2008

55

3.8    Critical Accounting Policies

56

3.9    Changes in Accounting Principles

59

3.10    Reserved

59

3.11    Changes in Scope of Consolidation in 2008

59

3.12    Notification of Participations Acquired in the Share Capital of French Companies in 2008

60

3.13    Changes in Scope of Consolidation in 2007

60

3.14    Notification of Participations Acquired in the Share Capital of French Companies in 2007

61

3.15    Results of Operations for 2008 and 2007

62

3.16    Results of Operations for 2007 and 2006

68

3.17    Liquidity and Capital Resources

75

3.18    Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

79

4

Corporate governance and workforce

83

4.1    Directors

84

4.2    Executive Committee

107

4.3    Employees and Workforce

109

5

Shareholders and Listings Information

117

5.1    Major Shareholders

118

5.2    Related Party Transactions

123

5.3    The Offer and Listing

123

6

Additional Information

129

6.1    Share Capital and Voting Rights

130

6.2    Memorandum and Articles of Association

134

6.3    Material Contracts

142

6.4    Exchange Controls and Other Limitations Affecting Security Holders

143

6.5    Taxation

143

6.6    Reserved

149

6.7    Organizational Chart as of December 31, 2008

150

6.8    Information on Minority Interests

153

6.9    Documents on Display

154

6.10    Calendar for the Disclosure of Financial Information

154

7

Quantitative and Qualitative Disclosures about Market Risk

155

7.1    Exchange Rate Fluctuations

157

7.2    Future Cash Flows from Currency Hedging

159

7.3    Interest Rate Fluctuations

160

7.4    Interest Rate Hedging Cash Flows

161

7.5    Liquidity Risk

161

7.6    Fair Value of Financial Instruments

162

7.7    Risk of Share Price Variation

162

8

Internal and External Controls and Procedures

165

8.1    Internal Control Procedures Implemented by the Company

166

8.2    Reserved

171

8.3    Controls and Procedures

171

8.4    Information on Accounting Services

173

8.5    Accountant Fees and Services

174

8.6    Audit Committee Pre-Approval Policies

175

9

Exhibits

177

10

Thomson consolidated financial statements

179

10.1    Reports of Independent Registered Public Accounting Firms

181

10.2    Consolidated Financial Statements

183

10.3    Notes to the Consolidated Financial Statements

188

Cross-Reference to Form 20-F

292

2008 FORM 20-F – THOMSON GROUP / 1

Back to Contents

Please refer to the table on page 292 of this Annual Report that provides cross-references of the information provided in this report as they relate to the requirements of the Form 20-F.

Forward-Looking Statements

In order to utilize the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This Annual Report contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs in light of the information currently available and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our intention to introduce new products and services; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Some of the factors that could cause actual results and events to differ materially from those expressed or implied in any forward-looking statements are:

•

our ability to successfully negotiate the restructuring of our financial debt with our creditors and the duration and outcome of this restructuring;

•

financing and refinancing conditions, prevailing interest rates and availability and terms of financing;

•

changes in exchange rates, notably between the euro and the U.S. dollar, Chinese yuan, Canadian dollar, Mexican peso, Polish zloty and British pound;

•

our failure to maintain contractual arrangements with our major customers and/or suppliers and renew existing contractual arrangements with them, or material adverse changes in the financial condition or creditworthiness of our key customers and suppliers over the long term;

•

our ability to design, develop and sell innovative products and services, which are offered in highly competitive markets characterized by rapid technology changes and subjective and changing customer preferences;

•

technological advancements in the Media and Entertainment (M&E) industry;

•

increased competition in video technologies, components, systems and services and finished products and services sold to customers in the M&E industry;

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

•

market risks associated with our minority interests in certain public companies, such as Videocon Industries, following our disengagement from our former Displays and television activities;

2008 FORM 20-F – THOMSON GROUP / 2

Back to Contents

•

general economic trends, changes in raw materials and employee costs and political and social uncertainty in markets where we manufacture goods, purchase components and finished goods and license patents, particularly in Latin America and Asia; and

•

warranty claims, product recalls or litigation that exceed or are not covered by our available insurance coverage.

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

Statements Regarding Competitive Position

This Annual Report contains statements regarding market trends, our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•

PricewaterhouseCoopers, Futuresource Consulting Ltd., IDATE, Screen Digest and Adams Media Research for overall market trends in the media and entertainment industries;

•

Futuresource Consulting Ltd. for information on DVD replication and distribution services;

•

Screen Digest for information on film, Content Services and post-production services;

•

Frost & Sullivan and Veronis Suhler Stevenson for information on retail Media Networks and out-of-home video advertising networks;

•

Screen Digest and IABM (International Association of Broadcasting Manufacturers) for information on Broadcast & Networks systems and services;

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

•

Dell’Oro Group and Infonetics Research for information on DSL and cable modems, routers & gateways; and

•

Parks, www.dect.org and CEA (Consumer Electronics Association) for information on telephony markets in the United States and GfK (Gesellschaft für Konsumer Markt- und Absatzforschung) for information on telephony markets in Europe.

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published mid- to late 2008 or beginning 2009.

2008 FORM 20-F – THOMSON GROUP / 3

Back to Contents

Reporting Currency

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = U.S.$1.3260, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes, on March 31, 2009. For additional information see section 1.2: “Exchange Rate Information”.

2008 FORM 20-F – THOMSON GROUP / 4

Back to Contents

1

KEY INFORMATION AND RISK FACTORS

1.1    Selected Financial Data

6

1.2    Exchange Rate Information

9

1.3    Risk Factors

10

1.4    Litigation

21

2008 FORM 20-F – THOMSON GROUP / 5

Back to Contents

1.1    Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements as of and for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as approved by the European Union, and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). You should read the following selected consolidated financial data together with Chapter 3: “Operating and Financial Review and Prospects” and our consolidated financial statements. The basis of the preparation of the consolidated financial statements and our significant accounting policies are discussed in Note 2 to our consolidated financial statements.

Effective January 1, 2005, Thomson reorganized the Group’s activities around three principal operating divisions: Services, Systems and Technology, and regrouped our remaining activities in two additional segments: Other (previously Displays & CE Partnerships) and Corporate. This divisional organization remained unchanged in 2006, 2007 and 2008, although the names of some divisions changed in 2008, and our consolidated financial statements as of and for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 continue to reflect these segments. From 2009 the Group’s activities are organized around three operating segments – Technicolor (Services until mid-2008), Thomson Connect (Systems until mid-2008 then Thomson Grass Valley until the end of 2008) and Technology. For more information see Chapter 2: “Information on the Company”, section 2.1: “History and Development of the Company”.

The net results of the bulk of our Displays activities, of the Audio-Video and Accessories activities and of the Silicon Solutions business are treated within discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and are, therefore, not reflected in our reported revenues from continuing operations. The impact of such discontinued activities is detailed in the tables below.

In 2008, Thomson recorded restructuring charges of €204 million related to continuing operations, write-offs of assets of €367 million and Goodwill impairment of €739 million, mainly including:

•

write-offs of intangible assets reached €219 million, mostly related to the alignment of the value of customer relationships in our Technicolor activities with the pressure on volumes and pricing in physical media. Write-offs of tangible assets reached €136 million, mostly related to the anticipated exit from some activities that form part of our Film business and to the impact of capital expenditure requirements on the profitability of our Broadcast Services contracts;

•

impairment of Goodwill was mostly related to our Grass Valley business (€378 million) following the sharp degradation of market conditions and delays in development programs. The Goodwill in the Group’s DVD business was impaired by €139 million to reflect the decrease in volume and price pressure beyond what was estimated previously. The Goodwill in the Group’s Film Services and Content Services businesses was impaired by €143 million to reflect the price erosion in photochemical replication, and to reflect Thomson management’s decision to exit the Digital Cinema business to exhibitors in 2009.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL Multimedia (formerly TCL International) and TCL Corporation (“TCL”), to which this activity was contributed. Our results for 2006 were impacted by the loss arising from the disposal of 10% of the share capital of TCL Multimedia, the write-down of our residual stake in TCL Multimedia to the market price at December 31, 2006 and the costs relating to the amendment of various agreements with TTE and TCL Multimedia. A total of €156 million of costs and charges were recorded in finance costs and share of losses from associates in connection with our interest in TCL Multimedia, including a charge of €70 million, which was accounted for in other financial expenses under finance costs, and a charge of €86 million recorded as a loss from associates. Our operations within the Other segment also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements between Thomson and TTE, bringing Thomson’s aggregate charges related to TCL Multimedia and TTE to €181 million in 2006. There was no material impact from these activities on our results in 2007 and 2008.

2008 FORM 20-F – THOMSON GROUP / 6

Back to Contents

The selected financial data is only a summary and should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes included elsewhere in this document. Information about our significant accounting policies is presented in Note 2 to our consolidated financial statements; information about changes in the scope of consolidation and discontinued operations are presented in Notes 4, 5 and 12 respectively, to our consolidated financial statements. You should also read the following selected consolidated financial data together with Chapter 3: “Operating and Financial Review and Prospects”.

2008 FORM 20-F – THOMSON GROUP / 7

Back to Contents

	Dec. 31, 2008 (1) (in U.S.$ millions)	Dec. 31, 2008 (in € millions)	Dec. 31, 2007 (in € millions)	Dec. 31, 2006 (in € millions)	Dec. 31, 2005 (in € millions)	Dec. 31, 2004 (in € millions)
Income statement data (2)
Revenues from continuing operations	6,418	4,840	5,540	5,691	5,457	5,878
Profit (loss) from continuing operations before tax and net finance costs	(1,728)	(1,303)	380	552	433	472
Income tax	(141)	(106)	(27)	0	(74)	(93)
Net finance costs (3)	(525)	(396)	(103)	(202)	(40)	(27)
Profit (loss) from continuing operations	(2,399)	(1,809)	251	264	238	332
Profit (loss) from discontinued operations	(164)	(124)	(274)	(209)	(811)	(893)
Net income (loss)	(2,563)	(1,933)	(23)	55	(573)	(561)
Profit (loss) from discontinued operations (4)
Discontinued results related to the TSS business	(105)	(79)	(33)	(25)	(25)	2
Discontinued results related to the AVA business	(38)	(29)	(227)	(127)	(43)	23
Discontinued results related to the Tubes and Displays business	(21)	(16)	(14)	(57)	(743)	(918)
Earnings per Ordinary Share
Weighted average number of shares outstanding – (basic net of treasury stock)	262,940,152	262,940,152	262,787,361	261,188,858	266,539,917	273,646,869
Earnings (loss) per share from continuing operations
Basic	(9.20)	(6.94)	0.88	0.94	0.86	1.21
Diluted (5)	(9.20)	(6.94)	0.76	0.88	0.54	1.14
Total earnings (loss) per share
Basic	(9.83)	(7.41)	(0.16)	0.14	(2.15)	(2.04)
Diluted (5)	(9.83)	(7.41)	(0.19)	0.15	(2.20)	(1.85)
Balance sheet data
Total non-current assets	3,855	2,907	4,444	4,519	5,072	4,142
Total current assets (excluding cash, cash equivalents and marketable securities)	2,539	1,915	1,754	2,288	2,785	2,507
Cash, cash equivalents and marketable securities	1,020	769	572	1,311	1,003	1,906
TOTAL ASSETS	7,414	5,591	6,770	8,118	8,860	8,555
Total non-current liabilities	1,065	803	1,779	2,318	2,251	2,603
Total current liabilities	6,527	4,922	2,936	3,681	4,393	3,459
Shareholders’ equity (deficit)	(179)	(135)	2,045	2,112	2,209	2,475
Minority interests	1	1	10	7	7	18
TOTAL EQUITY (DEFICIT) AND LIABILITIES	7,414	5,591	6,770	8,118	8,860	8,555
Dividends/distributions
Dividends/distributions per share	-	-	-	0.33	0.30	0.285

(1)

Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of €1.00 = U.S.$1.3260, based on the Federal Reserve Board certified rate on March 31, 2009.

(2)

Results for 2008, 2007, 2006, 2005 and 2004 are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from results from continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported revenues and profit from continuing operations before tax and net finance costs for previous years are disclosed in the table below. See Note 4 to our consolidated financial statements for more information.

(3)

Comprises “Interest expense” and “Other financial income (expense)”. See Note 10 to our consolidated financial statements for more information.

(4)

Thomson Silicon Solutions (TSS) businesses: In 2008, the Board decided to discontinue the TSS business. This business included the Remote control activity, the Tuner activity and the integrated circuits design and sales activity.

Audio-Video and Accessories businesses (AVA): In 2005, Thomson announced its decision to sell its AVA businesses. Pursuant to the disposals occurred in 2007 and 2008, the Group has completely exited the AVA business as of December 31, 2008.

Tubes and Displays business: In 2005, Thomson sold its tube production sites in Italy, China, Mexico and Poland to the Indian group Videocon and its glass cathode ray tubes glass activity, Videoglass, was sold to Rioglass.

(5)

See Note 33 to our consolidated financial statements for more information on the dilutive instruments affecting earnings per share on a diluted basis.

2008 FORM 20-F – THOMSON GROUP / 8

Back to Contents

RECONCILIATION OF DISCONTINUED OPERATIONS

(in € millions)		Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
2008 20-F
TSS	Additional discontinued results due to TSS discontinued businesses	(79)	(33)	(25)	(25)	2
AVA	Total loss disclosed in 2008	(29)	(227)	(127)	(43)	23
Tubes & Displays	Total loss disclosed in 2008	(16)	(14)	(57)	(743)	(918)
2007 20-F
AVA	Total loss disclosed in 2007		(227)	(127)	(43)	23
AVA	Including additional discontinued results due to the After-Sales activities			(6)	3	4
Tubes & Displays	Total loss disclosed in 2007		(14)	(57)	(743)	(918)
Tubes & Displays	Including additional discontinued results due to the Genlis and Torreon activities			(40)	(18)	(16)
2006 20-F
AVA	Total loss disclosed in 2006			(121)	(46)	19
AVA	Including additional discontinued results due mainly to the Skymaster activities in Germany				(7)	1
Tubes & Displays	Total loss disclosed in 2006			(17)	(725)	(902)
Tubes & Displays	Of which additional discontinued results due mainly to the sale of a small facility in Brazil				(15)	1
2005 20-F
Tubes & Displays	Total loss disclosed in 2005				(710)	(903)
AVA	Total loss disclosed in 2005				(39)	18

1.2    Exchange Rate Information

Thomson SA’s shares are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the price of Thomson SA’s shares on NYSE Euronext Paris.

The following table shows the euro/U.S. dollar exchange rate for the periods presented based on the Federal Reserve Bank of New York Noon Buying Rate until December 31, 2008. Effective January 1, 2009 and following the decision of the New York Fed to discontinue the publication of foreign exchange rates on December 31, 2008, the table will be based on the daily certified exchange rates made available by the Federal Reserve Board. We do not make any representations that the euro could have been converted into dollars at the rates shown or at any other rate.

2008 FORM 20-F – THOMSON GROUP / 9

Back to Contents

	Period End	Average Rate (1)	High	Low
Month	€ / U.S.$
March 2009	1.3260	1.3050	1.3730	1.2549
February 2009	1.2662	1.2797	1.3064	1.2547
January 2009	1.2804	1.3244	1.3946	1.2804
December 2008	1.3919	1.3511	1.4358	1.2634
November 2008	1.2694	1.2744	1.3039	1.2525
October 2008	1.2682	1.3266	1.4058	1.2446

(1)

The average of the Federal Reserve Board of New York Noon Buying Rates for euro on the business days of each month during the relevant period until December 31, 2008 and the average of the daily Federal Reserve Board certified rates for euro thereafter.

Source: Federal Reserve Bank of New York and Federal Reserve Board.

	Period End	Average Rate (1)	High	Low
Year	€ / U.S.$
2008	1.39	1.47	1.60	1.24
2007	1.46	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
2004	1.35	1.25	1.36	1.18
(1) The average of the Federal Reserve Board of New York Noon Buying Rates for euro on the last business day of each month during the relevant period. Source: Federal Reserve Bank of New York.

The euro/U.S. dollar exchange rate for March 31, 2009 was €1.00 = U.S.$1.3260 based on the Federal Reserve Board certified rate on that date.

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

You should read this section in conjunction with (i) Chapter 7 “Quantitative and Qualitative Disclosures about Market Risk”, and Notes 24, 25, 26 and 27 to our consolidated financial statements and (ii) section 1.4: “Litigation” and Note 37 to the Group’s consolidated financial statements.

Market risk

Liquidity risk

Risks related to our financial restructuring

The Group’s financial debt situation, announced in the first quarter of 2009, may give cause for concern in the market, among its commercial and financial partners, in particular, clients and suppliers. This concern arises in particular from the uncertainty regarding how long the balance sheet improvement process will continue, whether it will be necessary to initiate a sauvegarde proceeding as part of this process and whether the Company will be able, during this period, to respect its commitments.  For this reason, the risks which the Group would ordinarily be facing (notably, the liquidity risk and the risk of being dependent on suppliers or partners, the interest rate risk, the risk of decline of its stock price, the risk of retention of key personnel of the Group, etc.) are accentuated by the uncertainty surrounding the duration and the outcome of this restructuring, in particular:

2008 FORM 20-F – THOMSON GROUP / 10

Back to Contents

•

clients and suppliers: certain clients could decide to stop doing business with us, especially with respect to their medium and long-term projects.  Relationships of the Group with its suppliers could worsen, in particular they could demand more restrictive payment terms. The combination of these two trends could have a material adverse effect on the Group’s working capital needs and the results of operations;

•

financing: in the current situation, the Group no longer has access to financing at normal market conditions, and its needs must be entirely met by its own available funds.

These conditions are likely to continue until the end of the ongoing financial restructuring.

The Company’s balance sheet is currently over-leveraged; consolidated net worth became negative as of December 31, 2008 and gross financial debt was very significant, reaching approximately €2.9 billion. The Company is faced with a risk of acceleration of substantially all of its financial debt due to the breach of covenants in its financing agreements for its senior debt. These covenants, as well as other applicable contractual limitations and the consequences of the risk of acceleration, are more fully described in Notes 3.1 and 26.5(g) of the Group’s consolidated financial statements and Chapter 3, section 3.17.2: “Financial Resources” of this Annual Report.

The Company undertook negotiations with its creditors, representing substantially all of the Group’s senior indebtedness, and amounting to approximately €2.9 billion, regarding the restructuring of such debt and the improvement of its balance sheet.  These discussions are taking place within the framework of a series of waivers, received on April 27, 2009, under the terms of which the creditors have temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009 (see Chapter 3, section: 3.17.2 “Financial Resources” for a summary of the waiver provisions) based on the covenant breaches described above.  These waivers are in place until June 16, 2009, subject to compliance with the terms of the waivers.

The uncertainties surrounding the duration and the outcome of the ongoing financial restructuring prevent the Group from obtaining financing at normal market conditions and could have a negative effect on its working capital needs.

The Group can no longer obtain financing at normal market conditions and its needs must be entirely met by its own available funds.

The Group’s estimated cash flow position at the end of first quarter 2009 was €586 million. Upon the closing of accounts for the fiscal year 2008, the Board of Directors carefully assessed the Group’s ability to continue as a going concern for the next twelve months, and the Group’s cash flow projections, which should be sufficient to meet its expected cash requirements until at least December 31, 2009.

The uncertainties created by this situation also have a negative effect on the Group’s working capital needs. The Group’s relationships with its suppliers could worsen; in particular, they could demand more restrictive payment terms.

If the negotiations with its creditors are not successful, the Company could be exposed to legal actions by its creditors or be forced to request the opening of a sauvegarde proceeding.

During the waiver period, certain of the Company’s creditors could take legal action against the Company, the Group or their assets, in France or abroad, claiming a breach of the terms of the waivers (or a breach of the provisions of the financing agreements not covered by the waivers).  In such case, depending on the circumstances, the Company could contest any such action on its merits or request the opening of a collective proceeding (such as, for example, a sauvegarde) in order to benefit from the protection provided by law.

Moreover, if the negotiations entered into are not concluded by June 16, 2009, or if its creditors are not willing to extend the waiver, the creditors of the Company (the private placement noteholders or the syndicated credit facility lenders) could accelerate the debt owed them, based on the covenant breaches described above. The Company would not then be able to repay or refinance its debt in order to respond to such acceleration.

In such case, the Company could, in order to avoid the risk of an acceleration of its debt, request the opening of a sauvegarde proceeding under the provisions of articles L. 620-1 et seq. of the Code de commerce (French Commercial Code). Such proceeding would provide the Company with the protection offered by law (a stay of legal actions against it and a prohibition against paying debts existing as of the date of the opening of the proceeding) and would provide the Company with a stable legal framework to pursue the negotiation of an agreement with its creditors with respect to the restructuring of its debt. If necessary, the Company could take legal action so that the sauvegarde protections provided under French law would be recognized in foreign jurisdictions.

2008 FORM 20-F – THOMSON GROUP / 11

Back to Contents

If the Company does not reach an amicable agreement with its creditors or an agreement with them in the context of a sauvegarde proceeding, the court could possibly, in the context of the sauvegarde proceeding and in the interest of the Company, impose upon the creditors a rescheduling of the debt over a period of ten years.

An agreement with senior creditors and potential investors with respect to a balance sheet improvement plan could result in significant dilution of existing shareholders.

As of the date hereof, the terms of the balance sheet improvement plan of the Company have not been finalized.  Such an agreement, if reached, could notably involve a capital increase now or in the future, which could have the effect of significantly diluting the percentage ownership of the Company’s existing shareholders.

Risk of interest rate fluctuations

Interest rate fluctuations may lead to decreases in our financial results.

Our financial debt is mainly at floating rates (94% of our debt at December 31, 2008 is at floating rates taking into account interest rate hedging). In March 2009 we unwound all of the interest rate swaps which converted our fixed rate debt to floating rate debt. On a pro-forma basis the percentage of our debt at floating rates at December 31, 2008 taking into account these unwindings drops from 94% to 69%. Failure to manage interest rate fluctuations effectively in the future, or increases in interest rates, may have a material adverse impact on our financial charges (see Note 27.2(c) to our consolidated financial statements for a sensitivity analysis of this impact). See also “Risks related to our financial restructuring” above.

Risk of exchange rate fluctuation

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Most of our sales are in U.S. dollars and in euros; however, certain expenses are denominated in other currencies such as the Mexican peso and Polish zloty, in particular those of our production facilities in Mexico and Poland. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates and the occasional illiquidity in some emerging market currencies together with the potential for changes in exchange control regulations in such emerging markets, we cannot assure that we will be able to manage effectively these risks. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Chapter 7: “Quantitative and Qualitative Disclosures about Market Risk.”

Risk of non-favorable evolution of share price

Our share price has been volatile in recent years and is subject to the fluctuations in the equity capital markets.

The stock market in recent years has experienced extreme price and volume fluctuations which have particularly affected the market prices of technology companies. Volatility in our share price has also been significant during this period.

In 2008, our average share price in 2008 was €3.63 (calculation based on the average of monthly closing share prices). It fell by 72% compared to an average share price of €12.95 in 2007. In the first quarter of 2009, the average share price was €0.94.

This volatility can result in losses for investors in a relatively short period of time. See “Risks related to our financial restructuring” above.

In addition, the stock market in general and companies in our sector have experienced share price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Market conditions and industry factors may negatively affect the share price of our common stock, regardless of our actual operating performance. In the past, following a severe drop in the share price of a company’s securities, securities class action litigation has often been instituted against that company. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.

2008 FORM 20-F – THOMSON GROUP / 12

Back to Contents

Risks related to our activity

Risks related to commercial activity

Our businesses operate in concentrated markets and depend on a number of major customers and the long-term maintenance of relationships and contractual arrangements with them. Our financial results may suffer if these relationships weaken or terminate, if we are unable to renew these contractual arrangements when they expire or are only able to renew them under significantly less favorable terms, or if certain of our customers face financial difficulties.

Our businesses operate in, and our strategy is to be a preferred partner of, the Media & Entertainment (“M&E”) industry, which is a concentrated market. The Group’s client base is similarly concentrated. In addition to this industry concentration, relationships have historically played an important role in the M&E industry we serve. As a result of the combination of these factors, several of our businesses depend on a number of major customers and our long-term relationships and contractual arrangements with them. For example, our Film Services and DVD Services activities, the largest contributors to the net sales of Technicolor (formerly the Services Division) currently rely on our relationships with a number of major motion picture studios. We generally negotiate exclusive, long-term contracts with these studios. Our top five studio customers accounted for approximately 56% of the revenues of Technicolor and 24% of our 2008 consolidated net revenues. In Thomson Grass Valley (formerly the Systems Division), a large proportion of our revenue is derived from various broadcasters and network operators, including DIRECTV, occasionally under long-term contractual arrangements. Our top five customers in Thomson Grass Valley accounted for approximately 36% of the reported 2008 revenues of the division and 18% of our 2008 consolidated net revenues; for example we have an important long-term contract with DIRECTV which accounted for a significant proportion of these revenues. Our Licensing business is dependent upon our relationships with a relatively limited number of consumer products manufacturers, to whom we license both new and mature technologies. These licensing agreements typically have a duration of five years, and our top ten licensees accounted for approximately 74% of our total Licensing revenues in 2008 (counting the MPEG-LA licensing pool as a single customer, although the pool licenses to a large number of licensees). Overall for the Group, our ten largest customers accounted for 43% of our 2008 consolidated net revenues. If we fail to maintain these relationships, these customers may reduce or cease purchases, which could adversely affect our businesses, results and prospects.

Although most of our major client relationships comprise multiple contractual arrangements of varying terms, in any given year certain contracts come up for renewal across each of our business lines. If we are unable to renew such contracts with similar or more favorable terms, our financial situation may be affected.

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

We may be unable to fulfill our obligations to clients. Furthermore, our current financial problems could lead to a loss of client confidence, resulting from a fear that we may no longer be able to guarantee services and products. This in turn could lead to clients deciding to no longer purchase from us. We may be forced to offer our clients more attractive financial conditions without any assurance of retaining these clients. See also “Risks related to our financial restructuring” above.

Risks related to our capacity to develop the products and services which answer our customers’ technological choices

The sources and timing of our revenues and our profits depend in large part on our customers’ business plans and investment decisions for certain technologies, products and services, which in turn may depend on the preferences of the public. If our customers do not commit resources to technologies, products and services supplied by us and if the public does not demand our customers’ technologies, products or services, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

2008 FORM 20-F – THOMSON GROUP / 13

Back to Contents

The sources and timing of our revenues and our profits depend on our customers’ business plans and investment decisions in certain technologies, products and services. For example, in Thomson Grass Valley, the customers of our Access Products activity may determine the rate and timing of service roll-outs and associated products (such as set-top boxes or dual/triple play gateways) differently than we anticipate, while customers of our Broadcast & Networks activities may delay upgrading their systems and equipment and related capital expenditures. In the DVD and Film markets, new formats and major film releases may shift from quarter to quarter affecting the revenue stream and revenue recognition of Technicolor. These types of situations occur primarily because we have no control over our customers’ business plans and investment decisions, which in turn depend largely on the fast changing preferences of the public. The content market is highly competitive and competing technologies and products are often released into the marketplace at the same time. In addition, our businesses and revenues may be affected by shifts in public preferences of the medium over which this content is delivered, if the public does not prefer our customers’ content or their method of content delivery.

If our customers do not commit resources to technologies, products and services supplied by us and if the public does not demand our customers’ technologies, products or services, our revenues may fluctuate significantly throughout any given year and our financial results may suffer.

Risks related to the evolution of market, technologies and consumer demand

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

The markets for our products, services and technologies are characterized by rapid change and technological evolution. We will need to expend significant and selective resources on research and development in the future in order to continue to design and deliver innovative products, services and technologies for the M&E industry, including technologies that we may license to manufacturers and other third parties. Despite our efforts, we may not be able to develop and effectively market new products, services and technologies that adequately or competitively address the needs of the changing marketplace. New products, services and technologies can be subject to delays in development and may fail to operate as intended. There may be no or limited market acceptance of new products, services or technologies which we may offer, or significant competitive products, services or technologies may be successfully developed by our competitors.

We may identify economic drivers (see Chapter 3: “Operating and Financial Review and Prospects”, section 3.2: “Key Economic Drivers”) which may not develop or may develop at a slower pace than we expect, for example the roll-out of mobile video and IPTV has to date been slower than we had originally anticipated. Our growth and the success of our strategy depends to a great extent on our ability to develop and deliver innovative products, services and technologies that are widely adopted in response to changes in the M&E industry and that are compatible with the products, services or technologies introduced by other entertainment industry participants. If we fail to correctly and timely anticipate, identify and assess such economic drivers and new or changing market trends or to develop and deliver such products, services and technologies, we may fail to achieve growth and our financial results may suffer.

Risks related to the evolution of the Media & Entertainment industry

The success of our strategy depends in large part on events, conditions and trends in the M&E industry. If this industry fails to grow at the pace we project or is affected by other events, conditions or trends, our growth and business prospects may be limited, and our financial results may suffer.

We have based our strategy on our vision of how the M&E industry is developing and may develop over the next few years. The economic situation has consequences on funding mechanisms for movie making. With reduced upfront funds, studios are likely to be more cautious with investment in film production. A consolidation of players, for example, amongst minor-major studios could take place, resulting in reduction of their overall spending. Despite the huge success of 3D production, the economic downturn is impacting the investment in exhibitors’ 3D deployments. Unless an alternate funding mechanism is adopted, the lack of deployments may hamper 3D productions due to non-optimal return. In addition, the economic situation can also impact our expansion strategy in Western Europe, a market in which we want to leverage Technicolor’s strength and where the top five countries contribute some 20% of global film production investment.

2008 FORM 20-F – THOMSON GROUP / 14

Back to Contents

Digital distribution of premium content to homes is a significant strategic growth area for Thomson over the next five years. This strategy will be affected by many external factors, including the following:

•

firstly, consumer adoption will depend on i) availability of broad and recent content from studios; ii) exceptional viewing experience; iii) simplicity of home device; and iv) attractive pricing models;

•

secondly, in order to satisfy the end users, studios will need to be more aggressive with new release windows, and are likely to create channel conflict with their physical distribution channels;

•

thirdly, one of the key enablers of an exceptional viewing experience is the speed and quality of the broadband connection at home. Although broadband speeds are on the rise, the emergence of over-the-top (OTT) models is impacting Network Service Providers’ (NSPs) appetite to invest. Regulatory frameworks, which differ from country (and often jurisdiction) to country, also play a key role in convincing NSPs to invest;

•

fourthly, to date, the connected home is made of disparate product families from different vendors, each with their own networks and protocols. Connectivity across devices is still immature and in-home integration is complex; and

•

fifthly, especially under the current economic climate, end user pricing is critical. Innovative pricing models are becoming more important, potentially impacting the overall economics of the digital distribution models.

If the M&E industry fails to grow at the pace we project or are affected by other events, conditions or trends (such as or different from those described above), our growth and business prospects may be limited, and our financial results may suffer.

Risks related to technological changes

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

The markets in which we operate are undergoing a technological evolution resulting from the increasing use of digital technology and an increasing overlap among video, voice and data services. Technological advances and new product and service introductions may render obsolete or significantly reduce the value of previously existing technologies, services, products and inventories. This could have a material adverse effect on our ability to sell these products and services or to make a profit from these sales. For example, the emergence of digital technology has had this effect on many products or services based on older analog technology. The emergence of new technologies could also have an adverse effect on the value of our existing patents and revenues from licensing programs. Also, within the physical digital formats, a further technological shift could have an adverse effect on our ability to sell such products, like DVD disks and analog film, and to provide services based on digital technologies. For example, in 2008 we witnessed declining DVD shipments and revenues.

Further, advances in technologies for downloading content from the internet such as video-on-demand and similar or other technologies, which Thomson is also active in developing, may significantly reduce the demand for traditional DVD and film products.

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

2008 FORM 20-F – THOMSON GROUP / 15

Back to Contents

Competition

We face strong competition in many of our businesses, including from groups that are significantly larger than Thomson or from existing customers that may develop in-house capabilities. Competition may push prices to unprofitable levels, which could adversely affect our financial results.

The products and services we supply are subject to intense price competition and, although we have leading positions in many of our market segments, the competing businesses are often part of groups which are significantly larger than Thomson. These groups may include customers who may already have, or may develop, in-house capabilities to supply the products or services which we supply, such as studio customers who have Content Services capabilities in-house or broadcasters who have equipment design and sourcing capabilities in-house. If our competitors or our customers use their size and resources to put additional competitive pressure on Thomson, our operations could be materially and adversely affected.

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

Risks of being dependent on suppliers or partners

We rely on third-party suppliers and partners to manufacture a substantial number of our products or sub-components, develop or co-develop new products or solutions and manage inventory on a just-in-time basis. These practices entail financial risks, risks for suppliers of failing to perform, and reputational and other risks to Thomson.

We procure from third-party suppliers a substantial number of our products or sub-components, particularly for Thomson Grass Valley, and these are usually sourced from a concentrated supplier base. We purchase around 37% of raw materials, components and finished products from our top ten suppliers, and approximately 75% of these purchases are made for Thomson Grass Valley. In addition, we consign to external suppliers extensive operational activities including procurement, manufacturing, logistics and other services. Reliance on outside sources forces us to put in place the necessary measures in order to prevent products from incorporating defective technology or components. We could also be exposed to the effects of production delays or other performance failures of such suppliers. Products with any kind of defects can adversely affect our net sales and reputation. This reliance on external suppliers may also expose Thomson to the effects of suppliers’ insufficient compliance with applicable regulations or third-party intellectual property rights.

In addition, we complement our internal research and development or production activity by entering into co-development agreements and research programs with strategic partners or by subcontracting certain activities, including production to outside providers, particularly for Thomson Grass Valley. These arrangements involve the commitment by each company of various resources, including technology as well as personnel. If these arrangements do not develop as expected, if the products or solutions developed and produced by our partners do not meet the required time and quality standards or experience any performance failures, or if the financial situation of our partners deteriorates, our ability to develop and produce these new products and solutions successfully and on schedule may be hampered.

Moreover, we manage our inventory on a just-in-time basis, which exposes us to performance risks of our suppliers as well as to certain force majeure risks. As a result, in addition to delays or other performance failures of our suppliers, our operations may be disrupted by external factors beyond our control. Depending on the severity and duration of the disruption, our results of operations could be adversely affected.

In 2008, the worldwide economic crisis and its consequences on the industrial sector on one hand, and the announcements we have made since the beginning of the year on the other hand, have brought to light the risks linked to the financial relationship with our suppliers and the working capital management of all parties involved. These financial risks are related primarily to two scenarios: on the one hand, our suppliers might be willing to renegotiate the terms and conditions of their relationship with us in order to protect their own financial interests and limit their exposure to us; on the other hand, we could face a weakening of the suppliers’ financial and cash situation, which could result in a default of supply or in an impossibility for the suppliers to perform the necessary investments to execute their obligations. See “Risks related to our financial restructuring” above.

2008 FORM 20-F – THOMSON GROUP / 16

Back to Contents

Risk related to product defects or product or service quality defects

Product defects or failures to deliver services as contracted could adversely affect our business results and financial condition.

We are sometimes exposed to warranty and product liability claims in cases of product performance issues and claims in cases of service performance issues. There can be no assurance that we will not experience material product or service liability losses arising from such claims or large-scale product recall in the future and that these will not have a negative impact on our reputation and our sales. We generally maintain insurance against many product and service liability risks and record warranty and other provisions in our accounts based on historical or expected defect rates, but there can be no assurance that this coverage and these warranty provisions will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.

Risks related to partnerships, acquisitions or discontinued businesses

We may seek to expand our product and services offering, our technologies portfolio and our geographic coverage, and hence our client base, through acquisitions and partnerships, and have completed a significant number of acquisitions and partnerships over the last several years. We may also decide to stop activities when they become non-strategic. These decisions pose corresponding risks and uncertainties typical of such transactions.

We may seek to develop long-term partnerships and make selective acquisitions, which requires selecting the appropriate opportunities and having access to adequate financing options. See “Risks related to our financial restructuring” above this also depends on our ability to identify appropriate partnerships and joint venture opportunities, appropriate acquisition targets and to obtain the necessary financing to this end, completing agreements in due time, integrating newly acquired entities and obtaining the required authorizations. The process of integrating an acquired company, business or technology may create unforeseen difficulties and expenditures. The areas where we may face risks include: retaining employees from businesses we acquire, cultural challenges associated with integrating employees from acquired businesses into our organization, unanticipated or unknown liabilities relating to acquired businesses, the quality of the assets we sought to acquire and the validity of any acquired patents. In addition, we face other risks normally associated with acquisitions or partnerships or joint ventures, including the integration of numerous entities, organizations, employees and facilities and fortifying new relationships with different customers. We also encounter increasing risks in connection with the protection of our intellectual property rights. Acquisitions, partnerships and joint ventures involve other risks and difficulties, such as delays in implementation, unexpected costs or liabilities, or not realizing operating benefits or synergies from completed transactions. Further, in certain partnerships or joint ventures, important business decisions may be made without our approval, or disagreements, disputes or deadlock may arise among the partners, which may have adverse effects on the related partnership or joint venture, or our interests in connection therewith. Those and other risks or potential difficulties inherent in acquisitions, partnerships and joint ventures may adversely affect our results, financial condition or prospects. If we make significant acquisitions, we may also face an increase in our debt and interest expense.

On the other hand we may decide to stop activities, for example, that become non-strategic, either by selling or closing down the activities concerned. In the case of cessation and closing down of an activity we face risks which include: the disposal of fixed and other assets and the realisation of working capital, the time and cost of the closure especially in relation to employees, clauses in supplier and customer contracts which may lead to penalty claims, and possible decline of operating profit during the closure period. These types of risk are often difficult to predict and their assessment may have a negative impact on the net income of the Group.

In the case of a sale of a business we additionally face risks that the valuations of potential buyers and terms in Sale and Purchase Agreements, which will depend upon their business plans based on their perceived synergies and intentions to develop the business, may lead to losses for the Group on sale of assets.

Risks related to the evolution of the Licensing business

The licensing of patents constitutes a significant source of revenue and profits for us. If sales by our licensees of products incorporating our technologies decline or if we are unable to replace expiring patents with new patents or proprietary technologies, our financial results could suffer.

2008 FORM 20-F – THOMSON GROUP / 17

Back to Contents

We derive significant profit from the licensing of our various technologies to product manufacturers. We have derived a significant portion of our operating income from our technology Licensing business over the last few years. Our top ten licensees account for approximately 74% of our total Licensing revenues in 2008, and our revenues from the MPEG-LA Licensing pool (treated as a single licensee) accounted for approximately 42% of Technology’s revenues in 2008 (2007: 30%). Our Licensing revenue is dependent on sales by our licensees of products that incorporate our technologies. We cannot control these and other manufacturers’ product development or commercialization efforts or predict their success. In addition, our license agreements, which typically require manufacturers and software developers to pay us a specified royalty for every product shipped that incorporates our technologies, do not require these manufacturers to include our technologies in any specific number or percentage of units, and only a few of these agreements guarantee us a minimum aggregate licensing fee. Accordingly, if our licensees sell fewer products incorporating our technologies, or otherwise face significant economic difficulties, our Licensing revenue and profits could decline. Lower sales of products incorporating our technologies could occur for a number of reasons. Changes in consumer tastes or trends, changes in industry standards or potential weaknesses inherent in the technologies we license may affect our Licensing revenue. Demand for new video products incorporating our technologies could also be adversely affected by increasing market saturation, competing products and alternate consumer entertainment options. In addition, our main licensees, for whatever reason, may not choose to or may not be able to incorporate our technologies in the future, which could in turn adversely affect our financial results.

We hold patents covering much of the technology that we license to product manufacturers, and our Licensing revenue is tied in large part to the life of those patents. Our right to receive royalties related to our patents terminates with the expiration of the last patent covering the relevant technologies. However, many of our licensees choose to continue to pay royalties for continued use of our trademarks and know-how even after the licensed patents have expired, although at a reduced royalty rate. Our intellectual property portfolio results from an extensive patenting process that might be challenged by open innovation, strategic alliances, outsourced development and changes in regulations. To the extent that we do not continue to replace Licencing revenue from technologies covered by expiring patents with Licencing revenue based on new patents and proprietary technologies, our Licencing revenue and profits could decline.

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

Risks related to the protection of intellectual property

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

2008 FORM 20-F – THOMSON GROUP / 18

Back to Contents

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

Risks related to the access to intellectual property

Our business relies on intellectual property, some of which is owned by third parties. If we cease to have access to any such intellectual property or can only have such access on non favorable terms, our business and financial results could be adversely affected. In addition, we are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

In addition to our proprietary technology, we also rely on certain technology that we license from third parties, particularly in Thomson Grass Valley. We cannot provide any assurance that these third-party licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses could adversely affect our business and financial results.

In addition, companies in the technology and M&E industry own large numbers of patents, copyrights and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have faced such claims in the past, we currently face such claims and we expect to face similar claims in the future. See Note 37 to our consolidated financial statements for a description of our existing litigation related to intellectual property rights. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. For example, in the past we have settled claims relating to infringement allegations and agreed to make payments in connection with such settlements. An adverse determination could require that we pay damages (including indemnifying our licensees of the related intellectual property) or stop using intellectual property found to be in violation of a third party’s rights and could prevent us from offering our products and services or licensing the intellectual property to others. In order to avoid these restrictions, we may have to seek a license for the intellectual property. This license may not be available on reasonable terms, could require us to pay significant royalties and may significantly increase our operating expenses. The intellectual property may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing intellectual property, which could require significant effort and expense. If we cannot license or develop non-infringing technologies for any infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of the above circumstances could harm our operating results and our financial condition.

Other risks

Risk related to our minority interest in Videocon

We have completed major transactions in recent years to disengage from our former Displays activities. In connection with these transactions, we now hold a minority interest in a company that we do not control. The value of this interest may fluctuate, including as a result of events we do not control.

In 2005, we disengaged from our Displays activity through a series of sales of our tube manufacturing operations to the Videocon Group. In connection with this disposal, we acquired shares in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, and which is listed on the Luxembourg Stock Exchange. As we are a minority shareholder in Videocon Industries, important business decisions may be made without our approval. In addition, we are exposed to market risk as a result of this investment (for example the decrease of Videocon Industries’ share price in 2008 has resulted in the recording of a €151 million charge for the depreciation of shares) (see Note 17 to our consolidated financial statements for further information). As of December 31, 2008 we held a financial investment valued at €39 million in these shares, which is subject to mark-to-market fluctuations in value which could impact the net income of the Group. For more information on this investment, see Chapter 2: “Information on the Company”, section 2.2.5: “Discontinued Operations”.

2008 FORM 20-F – THOMSON GROUP / 19

Back to Contents

Risks related to economic and social conditions

Economic and geopolitical conditions and potential labor disputes may adversely affect our results and financial condition.

General economic trends in the countries in which our products and services are sold and where we source raw materials and components, primarily in North America, Europe and Asia, can have a significant impact on demand, prices and costs for such products and services. These trends could be accentuated by the of worldwide economic crisis. Pricing pressure and soft demand in the markets in which we sell our products and services or significant increases in the costs of raw materials or components could result in further pressure on our profit margins and our financial results. The activity of Thomson Grass Valley mainly relies on products and equipments which are manufactured primarily in China, Thailand, Eastern Europe and Mexico and could therefore be subject to risks listed above. Furthermore, labor disputes that directly affect our business could adversely affect our ability to deliver goods and services to our customers, and a significant labor dispute in our clients’ industries could also have a material affect on our business. For example, a strike by a major entertainment industry union could reduce the supply of original entertainment content, which could in turn reduce the demand from our customers for our products and services.

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

For more detailed discussions on the Group’s activities in its principal markets, see Chapter 2: “Information on the Company”, section 2.2: “Business Overview”, and for further information on our main production sites, refer to section 2.4.1: “Operating Facilities and Locations”.

Risks related to anti-competition procedures

Claims and investigations relating to competition law could materially adversely affect our business, results of operations, financial condition and cash flows.

We are subject to certain claims and investigations relating to alleged anti-competitive conduct by Thomson and certain of its subsidiaries in connection with our former cathode ray tubes (CRT) business. See Note 37 to our consolidated financial statements for more information. It is too early at the present time to assess the extent of any liability that Thomson may incur in connection with such claims and investigations.

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

Risks related to human resources

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

Our performance also depends upon the talents and efforts of highly skilled individuals. Our products, services and technologies are complex, and our future growth and success depend to a significant extent on the skills of capable engineers and other key personnel. Ongoing training of personnel is also necessary to maintain a superior level of innovation and adapt to technological changes. The ability to recruit, retain and develop quality staff is a critical success factor for us and if we are unable to do so effectively, our operating performance could be negatively affected.

2008 FORM 20-F – THOMSON GROUP / 20

Back to Contents

Risks related to the environment

Changes in safety, environmental or health legislation resulting in more burdensome requirements and additional costs could adversely affect our business, results of operations and financial condition.

A certain number of the Group’s manufacturing sites have been used for industrial purposes for many years. Contamination of the soil or the subterranean groundwater, which already occurred on some sites, could occur again or be discovered on other sites in the future. The industrial wastes from any sites that Thomson built or acquired may expose the Group to clean-up or remediation costs. The Group has identified certain sites whose contamination required or will require remedial actions.

The Group estimates that the provisioned amounts and contractual guarantees (contained in the acquisition agreements for certain industrial assets) make it possible to reasonably cover the obligations of safety, health or environment. Potential problems cannot be foreseen with certainty and provisioned amounts may not be adequate in all cases. Moreover, future events, such as changes in government or changes in laws on safety, the environment, or health, or the discovery of new risks, could create additional costs likely to have unfavorable effects on business, results of operations or financial condition.

In addition, some products we sell, or have sold in the past, are subject to electronics recycling legislation in certain jurisdictions or other legislation regulating certain aspects of the materials, manufacturing or design of the product. Many jurisdictions are also considering similar legislation that may impact products we sell or sold and these laws could have a material adverse impact on our financial condition and results of operations. See “Risks related to our financial restructuring” above.

1.4    Litigation

In the normal course of its business activities, the Group is involved in legal proceedings and is subject to tax, customs and administrative audits. The Group sets aside a provision each time that a risk is identified and the cost associated with this risk can be estimated.

The principal legal proceedings and governmental investigations in progress or envisaged, including certain claims and investigations relating to alleged anti-competitive conduct in connection with our former cathode ray tube (CRT) business, are described in Note 37 to the Group’s consolidated financial statements presented below. See also section 1.3: “Risk Factors - Claims and investigations relating to competition law could materially adversely affect our business, results of operations, financial condition and cash flows” for further information.

The Group is not aware of any proceedings envisaged by third parties, other than those referred to in the Group’s consolidated financial statements, likely to have a material adverse effect on the Group’s business activities, financial position, results of operations or solvency. See also “Risks related to our financial restructuring”.

2008 FORM 20-F – THOMSON GROUP / 21

Back to Contents

— [ THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK ] —

2008 FORM 20-F – THOMSON GROUP / 22

Back to Contents

2

INFORMATION ON THE COMPANY

2.1    History and Development of the Company

24

2.1.1

Company Profile

24

2.1.2

Historical Background

24

2.1.3

Our Organization

25

2.1.4

Strategy and Outlook

26

2.2    Business Overview

28

2.2.1

Technicolor, formerly Services

29

2.2.2

Thomson Grass Valley, formerly Systems

33

2.2.3

Technology

37

2.2.4

Corporate and Other

40

2.2.5

Discontinued Operations

40

2.3    Organizational Structure

42

2.4    Property, Plant and Equipment

42

2.4.1

Operating Facilities and Locations

42

2.4.2

Environmental Matters

44

2.4.3

Insurance

45

2.4.4

Thomson Foundation

46

2008 FORM 20-F – THOMSON GROUP / 23

Back to Contents

2.1    History and Development of the Company

2.1.1   Company Profile

Legal and commercial name:

THOMSON

Registered office address:

46, quai Alphonse Le Gallo 92100 Boulogne-Billancourt France
Tel.: +33 (0)1 41 86 50 00  Fax: +33 (0)1 41 86 58 59

E-mail: webmaster@thomson.net

Domicile, legal form and applicable legislation: Thomson is a French corporation (société anonyme) with a Board of Directors, governed by Title II of the French Commercial Code pertaining to corporations, by all laws and regulations pertaining to corporations, and its bylaws.

We are registered in the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Nanterre under No. 333 773 174 and our APE code, which identifies a company’s type of business and activities, is 6420Z, corresponding to the business of corporate administration.

Date of incorporation and length of life of the Company: Thomson was formed on August 24, 1985. It was registered on November 7, 1985 for a term of 99 years, expiring on November 6, 2084.

Fiscal year: January 1 to December 31.

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to Media & Entertainment (“M&E”) industry. Until the end of 2008, Thomson’s activities were organized into three operating divisions: Technicolor, Thomson Grass Valley and Technology. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual Other activities. Effective January 1, 2009, a new operational organization has been implemented based upon three operating segments: Technicolor (Services until mid-2008), Thomson Connect (Systems until mid-2008, then Thomson Grass Valley until the end of 2008) and Technology.

In fiscal year 2008, we generated net sales of €4,840 million. At December 31, 2008, the Group had approximately 23,000 employees in more than thirty countries (including those in operations treated as discontinued).

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

From 2000, the Group started to position itself within the M&E industry to benefit from its technological expertise as these target markets evolved. As part of this transformation strategy, the Group made several acquisitions including Technicolor®, Philips’ professional broadcast business and Grass Valley®. In addition, the Group began to dispose of the consumer electronics finished goods and components businesses that generated the bulk of its revenues prior to 2000.

The Group’s former Consumer Products and Components divisions were thus reshaped in 2004 and 2005 (i) with the disposition of substantially all of our television businesses (which were deconsolidated from August 1, 2004) in return for a 33% interest in TTE, which was subsequently converted in August 2005 into a 29% interest in TCL Multimedia, TTE’s parent company, and reduced to 19.3% in 2006, to 2.4% in 2007, and 0.14% in 2008, and (ii) the disposition of the bulk of our displays activity, comprising our television tubes and related components business (referred to herein as the “Displays activity”) by way of two transactions covering the bulk of our tubes and glass operations with members of the Videocon Group of companies (“Videocon”) and the transfer of our Videoglass glass manufacturing operations based at Bagneaux-sur-Loing to the Spanish group, Rioglass.

2008 FORM 20-F – THOMSON GROUP / 24

Back to Contents

This transformation continued over the period from mid-2004 to 2006. In line with these strategic priorities, Thomson invested during this period in key businesses that it had identified as growing, namely Media Networks and Broadcast Services, Content Services, Access Products for telecom operators and Broadcast & Networks businesses (Grass Valley and Software Service Platform).

In addition, in 2007, the Group proceeded with the previously-announced disposal of substantially all of its Audio-Video consumer electronics products and related accessories (together, the “AVA businesses”), which included the sale of its U.S. accessories business and its non-European Audio-Video business to Audiovox Corporation (with the exception of certain assets and liabilities), the disposal of Thomson’s Skymaster activities in Germany to Arques Industries and the closure of Thomson’s remaining European AVA operations. (Please refer to Notes 5 and 12 to our consolidated financial statements for more information, section 2.2.5: “Discontinued Operations” and Chapter 3: “Operating and Financial Review and Prospects”, section 3.15.7: “Profit (Loss) from Discontinued Operations”.)

During 2008, we decided to exit the Silicon Solutions activities which were formerly part of Technology. We also decided in November 2008 to exit the retail telephony activities in North America, which were part of the Access Products activity in Thomson Grass Valley (formerly the Systems Division and as from January 1, 2009, Thomson Connect). The Genlis operation, which assembles decoders for our Thomson Grass Valley activities, was sold on September 30, 2008 to Novatech, a French contract equipment manufacturer. We also announced in September 2008 the sale of our digital film transfer equipment (previously part of Grass Valley) to private investors led by PARTER Capital Group, a German private equity advisory firm.

The transformation of our business has been accompanied by a significant shift in our capital structure. Ten years ago, Thomson (formerly Thomson Multimedia and prior to that, Thomson Consumer Electronics) was indirectly wholly-owned by the French State. Following a series of transactions in our share capital in the period 1998-2003, the French State’s indirect interest in Thomson was reduced and, as of February 28, 2009, amounted to approximately 1.95% of our share capital. In 2004, Silver Lake Partners LLP (“Silver Lake”) invested U.S.$500 million in convertible bonds. In September 2008, Thomson redeemed the U.S.$500 million 3% convertible bonds held by Silver Lake, following exercise of Silver Lake’s put option. At February 28, 2009, the public owned approximately 93.55% of the share capital of Thomson; Thomson held approximately 1.89% of the share capital in the form of treasury shares; and we estimate that our employees and former employees owned approximately 1.98%. For more details on our share capital, please refer to Chapter 5: “Shareholders and Listings Information”, section 5.1: “Major Shareholders”.

2.1.3   Our Organization

As discussed below, the Group was organized around three operating divisions in 2008 – Technicolor (formerly Services), Thomson Grass Valley (formerly Systems and as of January 1, 2009, Thomson Connect) and Technology – and two additional segments: Corporate and Other.

Technicolor, formerly Services (43% of 2008 consolidated net revenues)

During 2008, the division which was formerly known as the Services Division was renamed Technicolor, reflecting the importance and strength of its brand. Technicolor offers end-to-end management of video-related services for our customers in the M&E industry. The division offers services related to the preparation of video content (Content Services) and its distribution, both through physical media (Film Services or DVD Services) and electronic distribution of video and management of video networks (Broadcast Services, Media Networks and Electronic Distribution Services). The film and DVD physical media businesses are mature businesses, while our other Technicolor businesses operate in markets expected to grow over time and represented close to 30% of the division’s revenues in 2008, unchanged with respect to 2007. Technicolor uses the world-leading Technicolor® trademark across most of its businesses.

We describe the activities in this division in more detail below under the following headings:

•

Content Services and Film Services;

•

DVD Services and Electronic Distribution Services;

•

Broadcast Services and Media Networks.

Since the beginning of 2009, the management of the activities within Technicolor has been reorganized in order to be aligned with our markets and better meet our customers’ requirements. Digital Content Production activities of Animation, Visual Effects and Games have been organized into a separate, focused operational organization. The Content Creative Services activities of Post Production, Digital Color Management, Sound Editorial, etc. will be managed with the Film Services business, providing a full portfolio of services to customers for managing content creation for feature films, television and commercials. The Content Media Management services activities and Electronic Distribution Services are being integrated with the Broadcast Services operations to provide a more complete infrastructure and service set for the delivery of content. The Retail Media Networks and Cinema Advertising activities will form a separate unit and are part of the divestment process announced on January 28, 2009.

2008 FORM 20-F – THOMSON GROUP / 25

Back to Contents

Thomson Grass Valley, formerly Systems (49% of 2008 consolidated net revenues)

This division supplies hardware and software technology for the M&E industry in the areas of production, delivery, management, transmission, and access.

The activities of Thomson Grass Valley are described in more detail below under the headings:

•

Access Products – supplying access and home networking products, notably set-top boxes and advanced service gateways, principally to satellite and cable network operators and to telecom operators, as well as selling telephony and related products mostly through retail channels. In November 2008 we decided to exit the retail telephony activities in North America;

•

Software Service Platform and Broadcast & Networks – comprising our softswitch and software operations and businesses supplying professional broadcast and network systems and equipment (most notably using the Grass Valley brand).

Following the January 2009 decision to dispose of the Grass Valley activities, the Access Products and home networking activities are regrouped within a new operating segment named Thomson Connect. The Software Service Platform activities from Broadcast & Networks are also incorporated in Thomson Connect.

In 2009, the retail telephony activities, formerly included within Access Products, are included within the “Other” segment.

Technology (8% of 2008 consolidated net revenues)

This division includes the following activities:

•

Corporate Research;

•

Licensing of patents and trademarks; and

•

Software & Technology Solutions.

During 2008 we decided to exit the Silicon Solutions and announced on January 28, 2009 the decision to exit the Software & Technology Solutions activities which were formerly part of the Technology Division. On September 1, 2008, Thomson and NXP combined their respective Tuners business in NuTune, a company jointly owned in which we hold 45%.

Corporate and Other

At the end of 2008, the “Other” segment comprised principally our sub-contract manufacturing operation located in Angers, France and our North American after-sales services operations. In 2009, the retail telephony activities, formerly included within Access Products, are included within the “Other” segment. For more information, please refer to section 2.2.4: “Corporate and Other”.

2.1.4   Strategy and Outlook

With the establishment of its new management, Thomson is undergoing changes to reposition itself for the future. The key foundation for the new strategy of Thomson is to focus on the following items:

•

a primary set of customers – content creators and distributors;

•

bottom-line and positive cash flow generation; and

•

growth from the shift to online entertainment distribution direct to the home.

2008 FORM 20-F – THOMSON GROUP / 26

Back to Contents

Over the 2009-2011 timeframe, Thomson’s business will base its activities around four strategic pillars:

•

improve the balance sheet to achieve financial flexibility and sustainability;

•

refocus the business portfolio, through a process of exiting businesses that no longer align with our strategic objectives;

•

achieve operational effectiveness through a thorough standardisation of processes, systems and tools across the organisation, reaping substantial cost saving benefits; and

•

achieve profitable and sustainable growth through a specific set of development initiatives.

For more information regarding our balances sheet situation, see Chapter 1: “Key information and Risk Factors” section 1.3: “Risks related to our financial restructuring”, Note 3.1 to our consolidated financial statements and Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.2: “Financial Resources”.

In refocusing our business towards the investment priorities of content creators, we will leverage both our technological expertise and our positioning with network operators.

Thomson’s new positioning will move it from a conglomerate of contrasting businesses, to a single coherent business, focused on content creators and distributors. In doing so, we will divest out of non-strategic operations. These assets, which include most notably Grass Valley, Premier Retail Network (“PRN”) and cinema advertising, accounted for approximately €1.1 billion of sales in 2008. The divestment plan will provide us with the required focus for management and our resources on activities deemed most valuable by our key customers – the creators and distributors of premium video content. Loss making activities have been reviewed, one of the consequences of which has been the closure of retail telephony in the U.S., which took place in November 2008.

In addition to the benefits reaped from refocusing the business portfolio through the divestment of non-strategic operations, improving the operational effectiveness of the Group is of paramount importance in order to achieve a sustainable operation. 2009 and 2010 will see an increased focus by Thomson on the standardization of offer processes and project management and the standardization of operational and management processes, systems and tools. Increased focus will be directed at the design and development process so as to achieve an optimal cost structure through a culture of “design to cost”. Our objective is that €120 million of annual run-rate savings can be achieved by 2011.

Two key choices have shaped Thomson’s future profitable growth strategy, namely:

•

focusing on premium video content creators and distributors, leveraging its position as a world leader in this area, the strength of the Technicolor brand with film and television studios and its technological assets; and

•

accompanying this customer base and its priorities in the evolution towards digital technologies and business models across their value chain, in particular leveraging our assets in the shift to on-line distribution of media entertainment services that is taking a hold of the market today.

Thomson’s growth strategy over the next three years is based on four initiatives:

Firstly, we plan to leverage Technicolor’s current position in visual effects and animation to extend our capabilities that enable our customers to create their content and to capture growth in this segment.

Secondly, Thomson will explore geographical expansion (particularly in Western Europe) to extend Technicolor’s capabilities to support customers as they manage their content assets to the growing base of customers outside North America.

Thirdly, Thomson’s strengths in both Technicolor distribution services and Thomson set-top box and gateways will allow it to capture growth in the nascent market of on-line premium video content distribution. The Group’s presence in the set-top box and gateway market represents a significant edge to support film and television studios who aim to develop direct channels for electronic content distribution to the end user. Selective partnerships with third parties in order to deliver quality of experience for the end user on a strong software platform will be established. This will allow Thomson to protect its strongly performing businesses that support the requirements of our customers to deliver their content with the maximum certainty of quality and revenue generation.

2008 FORM 20-F – THOMSON GROUP / 27

Back to Contents

Fourthly, research and development of technologies to support our business remains a priority and investment will be maintained at levels consistent with recent history. However, this investment will be refocused to accommodate our new strategy and the need to utilize partnerships more effectively to achieve our goals. Direct research investment will now be shaped into three major programmes: 3D; home networking; and workflows. In addition, a strategy of selective patent acquisitions will be adopted to maintain our strong intellectual property portfolio.

2.2    Business Overview

The table below sets forth the contribution to our consolidated net revenues for 2008, 2007 and 2006 in accordance with IFRS for each of our divisions (with the exception of discontinued operations).

The net results of our AVA, Silicon Solutions and the bulk of our Displays activities are treated as discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2008, 2007 and 2006, and are therefore not reflected in our net revenues. The substantial majority of the net revenues shown in the Corporate and Other line are revenues of our residual Non-Core manufacturing and assembly operations.

(in € millions, except percentages)	2008	% of total	2007	% of total	2006	% of total
Net revenues from continuing operations
Technicolor, formerly Services	2,055	43	2,400	43	2,489	44
Thomson Grass Valley, formerly Systems	2,381	49	2,679	49	2,684	47
Technology	392	8	445	8	456	8
Corporate and Other	12	-	16	-	62	1
TOTAL	4,840	100	5,540	100	5,691	100

See Chapter 3: “Operating and Financial Review and Prospects”, section 3.6: “Geographic Breakdown of Net Revenues” for a breakdown of our revenues by geographic markets.

2008 FORM 20-F – THOMSON GROUP / 28

Back to Contents

2.2.1   Technicolor, formerly Services

Technicolor generated consolidated net revenues of €2,055 million in 2008 (43% of the Group’s reported consolidated net revenues). The division offers end-to-end management of video-related services for the M&E industry. We offer services related to the preparation of video content (Content Services) and distribution of video content, both distribution of video through physical media (Film Services and DVD Services) and electronic distribution of video and management of video networks (Broadcast Services, Media Networks and Electronic Distribution Services). The film and DVD physical media businesses are mature businesses, while our other Technicolor businesses operate in markets expected to grow over time and represented close to 30% of the division’s revenues in 2008, unchanged with respect to 2007. Technicolor uses the leading Technicolor® trademark across most of its businesses. The Technicolor business is described below under the following headings that correspond broadly to various stages in the preparation and subsequent distribution of video content, whether by content producers, distributors and broadcasters or emerging users of video:

•

Content Services and Film Services

•

DVD Services and Electronic Distribution Services

•

Broadcast Services and Media Networks

Operating principally under the Technicolor® brand, we are a worldwide leader in the development and printing of film reels, and in DVD Services for content producers/owners (source: Futuresource – DVD Industry Outlook, March 2009), as well as one of the worldwide leaders in both Content Services, including post-production and visual effects, and the activities performed by our Broadcast Services business.

Content Services are provided in the content creation process (pre-production, during production and post-production), such as visual effects (“VFX”), manipulation of digital intermediates (i.e., the digital manipulation of images and the data from which images are generated, including the correction of color, as part of the finishing process for film and TV content), foreign language (e.g. subtitling and dubbing), editing and the creation of final digital and photochemical duplicates for theatrical release, broadcast, packaged media release (e.g. DVD and Blu-ray™) and for other forms of video distribution (e.g. for digital download services).

Physical media services are provided by Film Services and DVD Services, including content preparation, planning, manufacturing and physical distribution services for video content, for theatrical (cinema) release and for release on DVD and Blu-ray™. We also provide physical distribution services for theatrical digital releases.

Broadcast Services and Media Networks assemble video programming and/or manage distribution of video content through video networks to broadcasters, retailers, cinema exhibitors and other enterprises that aim to provide audiences/customers with video content. We are also developing our Electronic Distribution Services in order to pursue opportunities that are arising as the electronic distribution of video content to the home becomes more widespread.

Technicolor operates in the worldwide market for the manipulation/distribution of film and video content. The division seeks to extend the range and depth of its product and service offerings, while developing new solutions to support the transition of its customers to digital technology. This strategy builds on the Group’s strong existing position in this business segment, its very close relationships with its M&E clients and its strong capabilities in research and innovation.

Some segments of the M&E industry are concentrated, resulting in a number of key studio clients, geographically based primarily on the West Coast of the United States, accounting for a substantial proportion of the businesses and revenues of Technicolor. However we continue to diversify our offering to serve other groups of customers, such as broadcasters and other users of video content, as the use of video content becomes increasingly pervasive.

Currently, our physical media activities still contribute the majority (a little over 70%) of the division’s revenues, unchanged from the previous year. Although we expect these physical media activities to remain significant contributors to Technicolor for the next few years, we continue to support and guide our customers through an industry-wide transition that is underway to digital formats and services. Based on our current and targeted customer base, we believe this transition offers opportunities, in particular in the areas of the development of high definition optical disc formats (Blu-ray™), digital cinema, digital post-production, digital media asset management and broadcast play-out services in both our existing markets (principally the United States, Europe and Asia) and in new geographical regions.

2008 FORM 20-F – THOMSON GROUP / 29

Back to Contents

The division has been built around the Technicolor-branded businesses, acquired in March 2001. Our leadership position is based on more than 90 years of motion picture industry leadership, combined with access to the Group’s technology, technical excellence, global reach and scale, an integrated and secure service offering to its customers and an organization-wide focus on quality and customer service.

In many parts of our Technicolor businesses, relationships with most major customers are covered by long-term contracts. In the physical media activities, contracts usually have terms of three to five years and typically provide for volume and time commitments, as well as pricing and geographical territories served. In any given year certain contracts come up for renewal. Major client relationships are typically the result of multiple contractual arrangements for specific types of services, which include a fixed duration and specific terms depending on the particular geographical area. Under the terms of certain of these contracts, we may make advance payments at the commencement of the contractual relationships, which are reimbursed in line with manufactured volume over the duration of the contracts. For more information on these contract advances, see Note 18 to our consolidated financial statements. Our key customers in 2008 in these businesses included major film studios such as The Walt Disney Company, Paramount/Dreamworks, Warner Bros., Universal Studios and, to a lesser extent, software and games publishers such as Microsoft and Electronic Arts. The Content Services activities also deal with many of the same customers, but not under long-term contracts, and with many independent producers and production entities. The Broadcast Services and Media Networks businesses also operate under long-term contracts in respect of some of their revenues, as described below.

In 2008, Technicolor provided services for 15 theatrical features premiering at the Sundance Film Festival, 16 theatrical features premiering at the 61st edition of the Cannes Film Festival and contributed to 20 of the 44 theatrical and documentary features of 2007 nominated for the Oscar® Academy Awards held in 2008. Technicolor also provided services to all five nominees in the category of Best Motion Picture of the Year and served 100% of the nominated theatrical features in some capacity for theatrical features of 2008 nominated for the Oscar® Academy Awards held in 2009.

Content Services and Film Services

Content Services

We offer a comprehensive set of content creation, content completion and management services to M&E clients, in the theatrical (cinema), television, commercial/advertising, and interactive gaming segments. The range of services provided includes VFX, animation, Digital Intermediate (“DI”) post production (i.e., the digital manipulation of images and the data from which images are generated, including the correction of color, as part of the finishing process for film and TV content), high definition digital dailies, foreign language versioning (including subtitling and dubbing), video and sound post production for television content, editing and the creation of final masters for theatrical film, broadcast masters, packaged media release (e.g. DVD and Blu-ray™) and for other forms of video distribution (e.g. for digital download services).

We currently provide services in both analog and digital formats and provide our clients with the ability to move easily between both formats. These services support the content creators’ needs to work in both environments simultaneously. With the transition of the creative process to digital format, the secure management of digital media assets is becoming increasingly important. We have developed digital media asset management solutions allowing the secure storage, management and retrieval of content for easy distribution to multiple distribution channels. The concept of a proprietary global digital network to allow rapid and secure movement of content, particularly during the time-critical production phase, is now being offered to our customers.

In the area of content security, we have developed innovative solutions, which have been adopted by content creators.

2008 FORM 20-F – THOMSON GROUP / 30

Back to Contents

For example, we developed an infrastructure permitting the identification and forensic tracking of pirated content, whether the content is pirated via camcording at a theatre or from advance screening copies for various award nominations. Thomson has also developed hologram and other copy protection supports for Microsoft game content.

In 2007, we expanded our services capabilities with a strategic investment in Paprikaas Animation Studios, a leading animation and game content provider in Bangalore, India. The addition of Paprikaas’ creative, technical and computer animation work gives Thomson added capabilities and resources to capture the growing industry demand for high end 3D digital animation for feature films, television animation, commercial advertising and video games. Further leveraging the investment in India, Thomson also has formed a strategic alliance with DreamWorks Animation SKG, Inc. to develop world-class animation capabilities in India.

In 2008, The Moving Picture Company (“MPC”) launched a new VFX facility in Santa Monica, California (in the greater Los Angeles region). The new facility focuses on the U.S. market for commercial spots and provides a front-end presence to serve MPC’s feature effects business for Hollywood studios.

In 2008, Thomson launched a new DVD compression and authoring (“C&A”) facility in Bangalore, India, to be co-located with Thomson’s Paprikaas Animation and Game Design facility. The new C&A facility opened in May 2008 and is based upon Thomson’s leading research and development efforts for high-definition Blu-ray™ disc and standard-definition DVDs.

The Content Services market is fragmented with significant elements still being handled internally by some major studios. The market is, however, now beginning to consolidate in some areas with increasing proportions of particular services being outsourced by the studios to multiple suppliers who can meet their technical and service requirements. Thomson believes it has grown its share of the Content Services market and over the last few years has enlarged its global service offerings and expertise with a view to benefiting from the growth of this fragmented market. Our main competitors for Content Services include Ascent Media and Deluxe. In the market for visual effects, Industrial Light & Magic (“ILM”) is a major competitor.

Film Services

After the process of creating and preparing the content is complete, we offer bulk-printing services for the release of a film to cinemas for theatrical release. A major studio worldwide release today can require in excess of 10,000 copies of a film to be printed and delivered to cinemas for simultaneous release. Increasingly, releases are occurring simultaneously worldwide, which requires processing film prints on a large scale and in close coordination with the creative processes to handle multiple language versions in a fast and efficient manner. Through facilities in North America, Europe and Asia, the Group processed close to 4.9 and 3.7 billion feet of film in 2007 and 2008, respectively.

In 2008, we continued to focus our release printing operations on the facilities in Mirabel (Canada) and Rome (Italy). Our Mirabel film processing facility located near Montreal, Canada, handles about 63% of the Group’s North American requirements (compared to 60% in 2007). The largest cost in this business is the cost of purchasing raw film stock, for which Kodak is the major supplier.

We also provide logistical support in North America, delivering prints and studio marketing materials to cinemas. We continue to pursue opportunities to expand these logistical service operations to support the worldwide release of films and to provide real time information to distributors and cinemas regarding the status of film content. Our main competitor in this business is Deluxe.

DVD Services and Electronic Distribution Services

DVD Services

Thomson provides end-to-end packaged media services to content owners, manufacturing and distributing video and game DVDs, Blu-ray™ discs and CDs. We provide a turnkey integrated solution for video and games content producers that spans mastering, manufacturing, packaging and distribution, including direct-to-retail, direct-to-consumer and returns handling, as well as procurement, information services and retail inventory management systems. With our extensive distribution network we can provide end-to-end supply chain services for our clients, including freight management services.

2008 FORM 20-F – THOMSON GROUP / 31

Back to Contents

In 2008, we replicated approximately 1.4 billion DVDs, compared to approximately 1.5 billion DVDs in 2007. In 2007, as volume growth in the packaged media market began to slow, we completed the consolidation of our DVD manufacturing facilities in Europe and North America from six to two, focusing our replication activities on our facilities in Guadalajara, Mexico and Piaseczno, Poland. Packaging and distribution in the United States is supported by a multi-region/multi-site facility platform with a concentration of such activities based in our Memphis, Tennessee and Livonia, Michigan facilities. During 2008, we continued to implement cost reduction actions, including increased automation and efficiency initiatives.

At December 31, 2008, Thomson had annual capacity to produce 1.9 billion standard definition DVDs supported by approximately 5 million square feet of dedicated distribution space.

DVD Services positioned itself for the retail launches of both HD DVD and Blu-ray™ in 2006 and 2007, and produced discs for both the U.S. and European markets for the HD DVD, the hybrid dual-layer HD DVD/DVD “combo” and Blu-ray™ formats. Thomson produced approximately 13 million discs from over 300 titles in 2007 and approximately 30 million discs from over 500 titles in 2008 across the high definition formats. The high definition format uncertainty ended in early 2008, with Blu-ray™ being the selected format. As a result, Thomson completed a significant Blu-ray™ capacity expansion in 2008. Thomson now ranks number two in capacity and market share in Blu-ray™ (source: Futuresource, Blu-ray™ disc market - February 2009), with annual capacity of about 80 million units at December 31, 2008. The Blu-ray™ market expanded by approximately 200% from 2007 to 2008, with ongoing growth driven by multiple factors, including HDTV set penetration, falling Blu-ray™ player prices, and an extensive studio marketing push.

We believe we continue to be the largest independent DVD replicator in the world based on volumes (source: Futuresource, DVD report - March 2009). Our largest competitor is Cinram. Our main customers include The Walt Disney Company, Universal Studios, Paramount/DreamWorks and Microsoft.

Electronic Distribution Services

The scale of our operations in Electronic Distribution Services is currently limited in comparison to our other service businesses. In this developing market, we are developing/launching services such as digital video download support to content owners and retailers, live streaming services, disc initiated services (such as electronic downloading of content from a menu on a DVD), and solutions for the electronic distribution of music, software and games.

Broadcast Services and Media Networks

Broadcast Services

The Broadcast Services activity assembles programming, both pre-recorded and live content, and manages the production, playout, post production and media management of video content for broadcasters through playout facilities in a number of locations worldwide. The demand for Broadcast Services is principally driven by the trend towards outsourcing broadcast playout, news production, and related services.

This business has U.K.-based broadcast facilities, including one of Europe’s leading independent broadcast playout facilities, which handles the playout of Disney’s channels to many of the European and Middle Eastern markets. We also manage the transmission operations of ITV plc (“ITV”), one of the main commercial broadcasters in the United Kingdom, since January 2007. Thomson provides playout services to many French broadcasters and TV channels including Canal Plus Multithématiques, France 24 and TV5 based in customer facilities in Paris. Broadcast Services provides services in The Netherlands through its subsidiary Nederlands Omroepproduktie Bedrijf (“NOB”). During 2007 we launched a new facility in Singapore, the first customer being BBC Worldwide branded channels. We launched several NBC Universal channels from the same Singapore facility in 2008.

From 2009, the media management operations from Content Services and the Electronic Distribution Services business are being combined with the Broadcast Services activities. This re-organization allows the operation to capitalize on similar capabilities for management of digital content workflows as well as customer digital transition requirements as Film Studios and TV Broadcasters transition their business models to a digitally driven content world.

In the fragmented market of outsourced broadcast playout, our main competitors are RedBee Media (owned by MacQuarie) and Ascent Media.

2008 FORM 20-F – THOMSON GROUP / 32

Back to Contents

Media Networks

We provide network services to retailers and cinema exhibitors and other enterprises that provide their customers/audiences with video content. We assemble video programming and/or manage electronic distribution of video content through networks on behalf of our customers. These activities are part of the divestment process announced on January 28, 2009.

Retail Media Networks

Premier Retail Network (“PRN”) is the U.S. leader in the market of out-of-home video advertising networks in retail outlets (source: Media 2008, Global Digital Out of Home Media Forecast - 2008-2012 report). PRN manages in-store video networks in close to 6,400 locations across leading retailers mainly in the United States, most notably WalMart, Costco, Albertsons and Best Buy. PRN offers a comprehensive range of services including installation and management of electronic media infrastructure, conversion and preparation of electronic video content and out-of-home media sales.

PRN also operates an in-store television network in Carrefour hypermarkets in Poland and Brazil and in-store Media Networks for WalMart’s Supercenter format stores in Mexico.

PRN’s main competitors are JC Decaux, Clear Channel Outdoor, Lamar Advertising and CBS Outdoor.

Cinema Advertising (Screenvision)

Screenvision operates screen-advertising activities across the United States and in parts of Continental Europe in two 50:50 joint ventures with ITV. (Screenvision U.S. and Screenvision Europe). In return for granting exclusive rights to our screen-advertising operations through contracts which vary in length from approximately three to five years, the cinema owner or operator receives a share of the revenues from advertisers, and in certain cases may be supported by a minimum revenue guarantee. Our main customers include exhibitors such as National Amusements and Carmike as well as advertising agencies and advertisers.

Competitors include National Cinemedia in the U.S., a company majority-owned by Regal, Cinemark and AMC, three major theatre operators, and Mediavision in Europe.

2.2.2   Thomson Grass Valley, formerly Systems

Thomson Grass Valley generated consolidated net revenues of €2,381 million in 2008 (49% of the Group’s reported consolidated net revenues). This division supplies hardware and software technology for the M&E industry in the areas of production, delivery, management, transmission, and access.

These businesses are described below in more detail under the headings:

•

Access Products – (i) supplying access and home networking products, notably set-top boxes and advanced service gateways, primarily to satellite and cable network operators and to telecom operators, and (ii) selling telephony and related products mostly through retail channels. In November 2008, we decided to exit the retail telephony activities in North America; and

•

Software Service Platform and Broadcast & Networks – comprising our softswitch and software operations and businesses supplying professional broadcast and network systems and equipment, both hardware and software technology (most notably using the Grass Valley brand).

Access Products

Through our Access Products activities, we develop technologies and products for broadband network operators. Thomson is a global market leader based on volume and value in both the supply of set-top boxes and advanced service gateways, as well as more basic products like DSL and cable modems. The Access Products operations in 2008 served the following customer groupings: products for satellite network operators, products for cable and terrestrial operators, products for telecom operators and telephony products sold through retail or resold by operators. Access Products accounted for approximately 75% of the revenues of Thomson Grass Valley reported for 2008. Thomson shipped 10.5 million satellite set-top boxes in 2008, 5.2 million cable, IP and hybrid set-top boxes, 3.4 million cable modems/eMTAs and 11.1 million Access Products for telecom operators.

2008 FORM 20-F – THOMSON GROUP / 33

Back to Contents

Thomson partners with broadband network operators to enhance the delivery of digital entertainment, data and voice to their end-users. Thomson is one of the leading global broadband solutions providers, offering a full spectrum of customized solutions which integrate hardware, software and services. With an estimated market share above 14% in 2008 in volume (based on latest available forecast sources: IMS-Research - February 2009, Dell’Oro - February 2009), we believe we are also one of the worldwide leaders in all access device categories including IP and satellite premises systems to broadband network operators (these categories include: DSL & Cable Modems, routers and GWs, Satellite STB, IPTV STB, Cable STB, FTTH (Fiber to the Home) Modems & Gateways).

According to Dell’Oro’s “Quarterly Access Reports (4Q08) for DSL and Cable CPe (Cable Customer Premise Equipment)”, Thomson consolidated its worldwide leading market position with 14 million units shipped in 2008, establishing its market volume share at 14.3%.

Operationally, we now outsource the manufacturing of a vast majority of our Access Products to contract manufacturers. We retain some limited manufacturing capabilities in South America and Europe.

Satellite and Cable

We design and sell digital satellite set-top boxes (“STBs”) to satellite operators and are a world leader in digital Pay-TV STBs (source: IMS-Research - February 2009) with 10.5 million units shipped in 2008 (10.1 million units in 2007). Thomson offers a wide range of access platforms in standard definition and high-definition (“HD”), including STBs with hard disk recording capability (“DVRs” - Digital Video Recorders), in addition to standard, more affordable products provided to expand the basic subscriber base. In North America, which represents an estimated 40% of the world market for STBs (source: IMS Research - December 2008), we believe our 2004 agreement for the long-term development and supply of digital satellite STBs with our largest Access Products customer, DIRECTV, continues to help us strengthen our market leadership position based on value. 2008 saw even greater demand for HD and DVR platforms. Furthermore, Thomson also jointly developed with DIRECTV the MFH3™ (Multi-Family Housing version 3) distribution system designed to solve satellite distribution issues in dense living spaces such as apartment complexes, condominiums and master planned communities. The first such system to use IP technology to deliver satellite television and other services, MFH3™ was in 2008 recognized as the most significant and innovative technology for the multi-family housing market (Cornerstone Award at the Broadband Properties Summit in June 2008), enabling the delivery of all DIRECTV satellite TV programming and services using existing in-building and distribution wiring. In 2008, MFH3™ was rolled out with a new software release that doubles the number of DIRECTV receivers using MFH3™ will support, providing a more cost-effective installation for large properties and enabling injection of local content, such as on-site amenity video feeds into the system.

DIRECTV has been a customer of the Group since 1994 but the level of business associated with DIRECTV grew significantly in 2004. In mid-2004, we announced an agreement with The DIRECTV Group, Inc., which was the parent company of Hughes Network Systems, Inc. (“HNS”), for the development and supply of digital satellite STBs. As part of the transaction, Thomson acquired HNS’ STB manufacturing assets. Under the terms of the supply agreement, Thomson is involved in the technology development of new STB models during the contract period and supplies a full range of receivers including DIRECTV-brand high definition and DVR receivers. Thomson is the lead supplier of DIRECTV System set-top receivers. DIRECTV also received a cash payment of U.S.$250 million from Thomson upon close of the sale of HNS’ STB manufacturing assets, which occurred in June 2004. In July 2008, we amended our agreement with DIRECTV such that the amount of the rebate that DIRECTV can earn from the purchase of STB receivers was reduced to U.S.$42 million and in return DIRECTV is no longer required to purchase a minimum of U.S.$4 billion in STBs over the contract term. DIRECTV continues to be obligated to grant Thomson a significant portion of all STB purchases through the end of the contract period. As part of the amendment, the contract was extended through June 2010.

In Latin America, we have on-going relationships with DIRECTV Panamericana and Sky Mexico and Sky Brazil Latin America. 2008 most notably saw us launch the first HD DVR into DIRECTV Panamericana.

2008 FORM 20-F – THOMSON GROUP / 34

Back to Contents

In Europe, we continued our business with BSkyB, Sogécable, Canal+ and Viasat as satellite and terrestrial Pay-TV operators in Europe continue to introduce more sophisticated services such as HD and PVR (Personal Video Recording).

We are also expanding our customer base in the Asia-Pacific region where we are a major supplier to Malaysia’s leading broadcaster, Astro, India’s TataSky, and Australia’s Austar which operate in markets which continue to experience significant growth in digital TV delivery.

The Group’s main competitors in STBs for the satellite market include Pace, Humax and Samsung.

In terms of our offering for cable operators, we design and sell cable set-top boxes (“CSTB”) and cable modems as well as digital terrestrial STBs to Pay-TV network operators. In addition to CSTBs, our product range includes wireless cable gateways and embedded voice-over-IP (“VoIP”) gateway solutions. Our cable solutions portfolio was further strengthened in 2008 through the launch of our Advanced Cable Gateway, ACG, a sophisticated broadband hub for fully customizable multiple-play services including an expanded set of IP services accessible on the ecosystem of voice and video-connected products in the networked home. Our CSTB offerings have been chosen by many cable network operators in Europe, the Middle East, Latin America and China.

In 2007, we strengthened our position in eMTA dual-play modems (voice and data) in the U.S. and in 2008 entered into a purchase agreement with Comcast, the leading provider of cable, entertainment and communications products and services in the U.S., to be a supplier of digital transport adapters and ACG’s “DTA” (digital to analog). We now have around 50 cable customers including four of the largest operators in the world in numbers of subscribers: Comcast, Time Warner Cable, Liberty Global and Kabel Deutschland GmbH.

In 2008, we provided cable converters (DTAs) for Comcast, for support of the analog switch-off. We also delivered high numbers of SD & HD set top boxes to cable operators (such as Net Brazil, HOT and UPC).

Our main competitors in our various cable markets described above include Motorola, Cisco Scientific-Atlanta, Arris and Pace.

Telecom Operators

Thomson provides telecom operators with a comprehensive range of gateways and modems which enable the delivery of voice, video, data and mobility services to the end users. We have an offering in high end gateways, combining voice, WiFi, services and management of Quality of Service. We have had particular success in the period 2005-2008 in supplying the Livebox™ to France Telecom in increased volumes, and in 2006-2008 in supplying BT’s Home Hub for its “Total Broadband” service. We are the only company commanding a leading position in broadband gateways. We were also the first provider to introduce a gateway supporting the new, more powerful 802.11n WiFi standard and the first to obtain in 2008 DLNA (Digital Living Network Alliance) certification for a gateway confirming its full interoperability in a home network. These products are increasingly operator-customized and branded by the respective operators. Thomson is currently the leading provider worldwide based on volume and value for these advanced residential gateways (source: Dell’Oro – February 2009).

Key customers include major European telcos like BT, France Telecom, KPN, Telenor, Telefonica, TeliaSonera, Telekom Austria, Tele2 and OTE. Special features (e.g., fixed/mobile convergence, HD sound for VoIP, voice mail and caller ID on TV) support value-added services provided by our telecommunications customers. Our main competitors in telecom products include Sagem, 2Wire, ZTE, Huawei and ZyXEL.

We are currently strengthening our product line-up for ultra broadband, both in VDSL (very high bitrate DSL) and fiber.

Operators are increasingly deploying video entertainment over broadband DSL IP networks. We develop and market IP STBs that allow for such service, for instance with France Telecom and Bouygues. Such an IPTV service is enabled in the consumer’s home in large part by an advanced residential gateway, such as the France Telecom Livebox™ and BT Home Hub mentioned above.

2008 FORM 20-F – THOMSON GROUP / 35

Back to Contents

Telephony & Home Networking

We have started to develop products that complement our telco and cable gateway sales by developing an ecosystem of home-connected devices to offer to our customers. This expanding ecosystem includes innovations such as the Portable InfoCenter, a wireless multimedia device for the delivery of multiroom IPTV, video on demand and other services, and Symbio, an Internet radio with HD sound and VoIP (Voice-over-IP) DECT phone in one device.

In 2008, Thomson sold residential, small office, and home office communications devices, principally cordless telephony handsets under the GE™, RCA™, Alcatel™ and Thomson® brand names. In addition to selling to retail outlets, we have established positions with telecommunications providers, with our DECT telephone ranges and voice-over-IP products.

We sell telephones under the Alcatel™ brand name in France and Spain and the Thomson® brand name in the rest of Europe. We also sell a large number of telephones through telco operators, branded as BT in the U.K., France Telecom in France, Telmex in Mexico, Telstra in Australia, and Telefonica in Spain. Over half (58%) of the products sold in our main European markets were DECT products.

Our main competitors are Vtech, Uniden, Panasonic, Clarity, Phillips and Emerson in the U.S. and Binatone, Siemens, Deutsche Telecom and Panasonic in Europe.

In November 2008, we decided to exit the retail telephony activities in North America. The Group has also decided to exit these activities in Europe and Asia.

Software Service Platform and Broadcast & Networks

Software Service Platform

Our Software Service Platform activities are based on the combination of the Cirpack softswitch business and SmartVision software operations.

We are one of the European leaders in the supply of softswitches to network operators and Internet Service Providers (“ISPs”). We develop next generation voice switching platforms marketed under the Cirpack brand that allow operators to deliver advanced phone services over legacy and broadband infrastructures and migrate their wireless networks to IMS/TISPAN architectures (IP Multimedia Subsystem/Telecom & Internet Converged Services & Protocols for Advanced Networks). Our end-to-end value proposition includes unified communication, fixed-mobile convergence and advanced business application support for NSP’s like IP-Centrix and migration to IMS with just under 9 million lines deployed. Our platforms are used by over 100 service providers in more than 35 countries, on 3 continents, including several of the largest European VoIP services providers such as Free.fr, SFR, Bouygues, Numericable, T-Online, Telecom Slovenia and Telecom Italia.

The SmartVision service platform supports delivery over managed broadband, hybrid (satellite and terrestrial), cable and mobile networks as well as Internet TV. Our SmartVision video-on-demand (“VoD”) and ad-insertion servers with Sapphire broadcast servers have increased content distribution capability, capacity and scalability. In addition to the hybrid push-and-pull delivery capabilities for hybrid broadcast networks delivered in 2008, Thomson launched new modules to its SmartVision multi-network service platform for delivering VoD over cable architectures. SmartVision also implements a new advanced user interface, integrating advertising and personalization of the user experience maximizing revenue opportunity for the network service operator.

With its Software Service Platform expertise, Thomson can launch a pre-integrated service delivery platform to help telecom service providers introduce sophisticated voice and video features over broadband local loops.

Our Software Service Platform activities are located in Rennes and Boulogne in France with most of the research and development being performed at these locations.

Our main competitors for this activity are Alcatel-Lucent, Cedar Point Communications, Ineo, Microsoft, PCCW, Comverse, Italtel and Nokia Siemens Networks.

Broadcast & Networks (known as Grass Valley)

In January 2009, we announced our decision to exit the Grass Valley business.

The Broadcast & Networks businesses accounted for approximately 25% of the consolidated net revenues of Thomson Grass Valley reported for 2008. These businesses supply content creators, production facilities and distributors with video-focused systems and equipment such as HD digital studio cameras and field camcorders, film imaging and visual processing equipment, broadcast media servers, routing switchers, production switchers/vision mixers, automated production systems, and post production/editing systems – all to support our HD broadcast solutions in news, live and studio production.

2008 FORM 20-F – THOMSON GROUP / 36

Back to Contents

Our customers are demanding the ability to deliver an increased variety of services – video, voice and data – in a seamless fashion to subscribers’ mobile phones, Personal Digital Assistants (“PDAs”) and homes. Key elements are the head-end solution (real-time software platforms, video coding, routing and network processing, and transmission systems). A central element of this head-end solution is our video NetProcessor, which allows (i) delivery of more channels over less bandwidth while maintaining video quality and (ii) facilitates the addition of localized content to make services more competitive and attractive. Our head-end solution also includes our expanded ViBE family of encoders for cost-effective MPEG2 and MPEG4 compression for applications ranging from Mobile TV to 1080i HD.

Primary competitors in the broadcast, media and entertainment market include Avid, Harris, Panasonic and Sony, with multiple niche competitors across individual product lines. Key competitors in the broadband and network operators market include Harmonic, Tandberg (now part of Ericsson), Cisco and Motorola.

The Broadcast & Networks activity has acquired a strong market position in the first wave of the global transition to HD, focused on sports events. Grass Valley has a strong presence with more than 3,700 HD cameras in use throughout the world, as well as 2,500 multi-format and HD production switchers/vision mixers.

Around the world, over-the-air terrestrial radio and television broadcasters are transitioning from analog transmission to digital transmission as countries convert their spectrum to digital. In the United States, broadcasters’ playout facilities and transmission are complete with stations now looking to transition the balance of their product equipment, including news, to HD. As more and more broadcasters move towards HD, other forms of video content on digital cable and satellite networks and packaged Blu-ray™ HD media are putting increasing pressure on news departments. While competitive pressures are still a factor, the current economic environment has given increased focus on efficiency and cost savings in every area of operations – spending is still expected in areas where short-term cost savings can be realized and those upgrades allow for the transition to HD. In 2008, we saw continued market penetration with the Grass Valley Ignite integrated production platform, which allows high-quality news programming to be produced with just one or two operators, where it is now installed in more than 100 local news operations (primarily in North America).

The goal of broadcasters to create and distribute high quality content in the most efficient manner has created new maintenance, professional services and support opportunities for Grass Valley. Broadcasters have begun purchasing complete systems, rather than just products. Routinely, these systems include service level agreements (“SLAs”). Another area of opportunity for Grass Valley is in facilities management whereby Non-Core operations are handed over to specialist service providers.

Broadcast & Networks operates in more than 20 sites globally and has received over 20 Emmy® Awards over the past 25 years for its products. Major production sites are based in Nevada City (California), Breda (The Netherlands), Weiterstadt (Germany), Kobe (Japan), Conflans (France) and Rennes (France). Our research and development is mainly performed internally, while large-scale volume production is outsourced to two contract manufacturing partners.

2.2.3   Technology

Technology generated consolidated net revenues of €392 million in 2008 (8% of the Group’s consolidated net revenues). Technology comprises the following activities: Corporate Research, Licensing, and the software business Software & Technology Solutions.

Corporate Research activities are treated as a cost center within the Technology Division. This operation interacts closely with the other divisions but further applied research and product development is undertaken within the relevant division (particularly Thomson Grass Valley, formerly Systems) and the costs accounted for in that division. Total Group research and development expenses are disclosed in Note 8 to our consolidated financial statements. The division monetizes technology principally through licensing Thomson’s intellectual property which represents a significant portion of the division’s consolidated net revenues (€380 million in 2008).

2008 FORM 20-F – THOMSON GROUP / 37

Back to Contents

Corporate Research

The main objective of Corporate Research is to generate innovation to support the services, software and solutions we provide to the M&E industry. A key goal is to create competitive advantage in technology and to develop new market opportunities. It also enhances Thomson leadership in these fields through a proven capacity for invention, manifested in the generation of patents that ensure a continuous flow of Licencing revenues over the next five to fifteen years.

Long-term research is managed centrally through Thomson’s Corporate Research segment, which employed 390 people in six research centers as of December 31, 2008. The largest center, located in Rennes, France, has a permanent staff of 130. The other centers are located in Paris (France), Hanover and Villingen (Germany), Princeton (United States) and Beijing (China).

To develop and respond to customer needs, research focuses on key drivers of the M&E industry. These are addressed in three Strategic Programs: the Enhanced Media Program (3D & Content Coding), the Media Production Program (Workflow & Content Access) and the Media Delivery Program (Home Networking).

The Enhanced Media Program (3D & Content Coding) will deliver compelling new 3D technology and improve audio/video content quality, in order to permit the diffusion of content of the Group’s creative partners to better respond to expectations. Research will include rendering (generating an image from a model, by means of computer programs) and animation and specifically target 3D and compression.

The Media Production Program (Workflow & Content Access) will enable customers to shift to digital production tools by delivering automated semantic metadata generation, annotation & indexing for efficient content preparation, restoration, structuring and repurposing. Research will also create new techniques for content search and access.

The Media Delivery Program (Home Networking) focuses on delivery of content and media services in innovative, reliable, high-performance ways both inside the home, over home network and consumer devices and outside the home via multiple devices. Content and services management and quality-of-experience are two central research topics.

Under the guidance of the Strategic Programs, research will focus the majority of its expertise on a few multi-year strategic projects: Content for 3D, Immersive Experience, Mixed Reality, Content Production Workflow, Media Content Acquisition & Adaptation and Media Consumption & User Experience.

Strategic projects are complemented by dynamic exploratory projects addressing possible scientific disruptions that could provide new opportunities for innovative products.

Licensing

Thomson’s Licensing activities generated consolidated net revenues of €380 million in 2008 (approximately 8% of the Group’s consolidated net revenues). At December 31, 2008, this business employed 220 people based in 13 locations, principally in France, Germany, Switzerland, Japan, South Korea, China, Taiwan and the United States. Our Licensing activities themselves require relatively little infrastructure and have a limited cost base.

We have made it a strategic priority to protect and monetize our intellectual property. Our strong patent portfolio in video technologies, combined with our Licensing expertise, constitute significant competitive advantages. The Licensing activities were brought together in early 1999 with the integration into the Licensing organization already existing within Thomson of the RCA.TL patent and license management business (transferred from General Electric Co. to the Group on January 1, 1999). Since 2005, trademark Licensing activities have also been part of the Licensing business, with several contracts relating to the Thomson and RCA brands.

The Licensing team works closely with Thomson’s research and development centers to identify ideas that may be potential patent candidates, to draft patent applications and to detect uses of our patents by third parties. As of December 31, 2008, we held approximately 50,000 patents and applications worldwide, derived from more than 7,000 inventions. In 2008, we filed 548 priority applications in respect of new inventions that are filed for the first time.

2008 FORM 20-F – THOMSON GROUP / 38

Back to Contents

Thomson finalized its review of the full extent of its patent portfolio in 2008. This initiative allowed the classification of the patents according to their importance, and thereby permitted Thomson to drop a significant number of patents which are not used and had no likelihood of being used in their lifetime. This initiative was part of a quality program launched several years ago, to help Thomson concentrate its filing and maintenance efforts on high quality patents. This will result in a reduction in the patent portfolio maintenance costs over the coming years.

Among the new patented technologies, the Group has significant positions in the areas of digital decoders, HD and digital television sets, optical module patents for DVD and Blu-ray™ disc players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and new screen technologies such as liquid crystal display (“LCD”) and plasma.

We develop licensing programs rather than “LCD” licensing individual patents. Under our licensing programs, a licensor can obtain a license to use all of our intellectual property as it relates to a particular application (including patents which may be filed subsequent to granting of the license).

We currently have approximately 1,100 licensing agreements across 24 licensing programs relating to a diversified mix of video products and services. We have licensing agreements with a high proportion of consumer electronics companies in the Americas, Europe and Asia. The licensing agreements are typically renewable and have an average duration of five years; royalties are primarily based on sales volumes.

In recent years, we have successfully migrated the majority of Licensing income to digital technology-based programs compared to analog-based programs, as the underlying product markets have evolved.

In 2008, the licensing program generating the most revenue was MPEG2, which is licensed through the MPEG-LA consortium pool in which we participate. This program contributed almost 41% of our Technology revenues in 2008. We expect this program to remain a significant contributor to our Licensing revenues for several years. Licensing agreements with our top ten licensees accounted for 74% of our total Licensing revenues in 2008 (including MPEG-LA as a single licensee, although it represents a large number of underlying licensees). Products using MPEG2 and MPEG4 technology continue to be simultaneously compatible with both standards. There is no risk to MPEG-2 revenue until 2015 or beyond, by way of MPEG2 being replaced by MPEG4.

In 2008, Thomson acquired an important patent portfolio in the LCD technological field from the well known Xerox PARC research center, which it will use to complement its own portfolio in this field.

Finally, we are leveraging our expertise in Licensing through portfolio licensing services to third parties. For information on certain risks to which our Licensing business is subject, please refer to Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors – Risks related to the evolution of the Licensing business.”

Software & Technology Solutions

In January 2009, we announced our decision to exit this business.

The Software & Technology Solutions activities aim to develop and commercialize technologies, primarily by leveraging Corporate Research innovations, with a specific initial focus on digital watermarking technology for content security and tracking.

Digital watermarking is the technology which embeds invisible and robust pieces of information within a digital content object, whether video, audio or still image. Watermarking enables, for instance, identification of the owner, origin or recipient of a piece of digital content, with market applications in post-production, broadcast distribution or other media and entertainment-related domains. The watermarking technology can be embedded in multiple products, including VoD servers, digital cinema servers, access devices, such as digital TV STBs, and also in professional media asset management systems.

2008 FORM 20-F – THOMSON GROUP / 39

Back to Contents

2.2.4   Corporate and Other

Corporate

Thomson’s Corporate operations comprise the operation and management of the Group’s Head Office, together with various Group functions which are controlled centrally, principally sourcing, Human Resources, operational and financial controlling functions, Corporate legal operations and premises management. The costs of these functions are allocated to the Group’s division where costs can be clearly identified as relating to a particular business within that division. Residual costs are reflected in the results of the segment labelled Corporate in the Group’s segmental reporting.

Other

The principal operations remaining on December 31, 2008 in the Other segment were our residual manufacturing and assembly activities at Angers in France, and our North American after-sales services operations.

The Angers facility produces decoders and printed circuit boards for Thomson Grass Valley. At the end of 2008, the number of employees at the Angers facility was approximately 340.

As part of a contract with TCL our U.S.-based after-sales operations continue to provide services for after-sales for Displays to TTE Inc.

Our European after-sales services operation, which provides spare parts to repair outlets in Europe and to manage repair activities for our audio, video and retail STB customers was sold on April 1, 2008 to Cordon Electronics, a French company specialized on after-sales and repair services for telco and consumer electronics products. As a result of this sale this operation has been classified as a discontinued operation.

The Genlis decoders operation, which assembles decoders for Thomson Grass Valley, was sold on September 30, 2008 to Novatech, a French contract equipment manufacturer.

In 2009, the retail telephony activities are included within the “Other” segment.

2.2.5   Discontinued Operations

Thomson has exited from a number of Non-Core businesses over the last few years, whose results have been reported as discontinued operations under IFRS, principally our Displays, our Audio-Video & Accessories operations and in 2008, our Silicon Solutions business (summarized below). For a description of the financial implications resulting from the exits from these businesses, see Chapter 3: “Operating and Financial Review and Prospects”, section 3.15.7: “Results of Operations for 2008 and 2007 – Profit (Loss) From Discontinued Operations” and section 3.16.7: “Results of Operations for 2007 and 2006 – Profit (Loss) From Discontinued Operations.”

Displays

In 2005, Thomson achieved the key steps in its disengagement from its Displays activity through the disposal of the following tubes manufacturing activities and related glass manufacturing operation. As a result, the assets specified below are treated as discontinued operations in our consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006:

•

On February 28, 2005, Thomson completed the transfer of its cathode-ray tube plant at Anagni, Italy to Eagle Corporation, an entity owned by the Videocon Group;

•

On September 30, 2005, Thomson completed the transfer of its tubes assembly assets in Poland, China and Mexico, a research laboratory in Italy and sale, marketing and administrative functions mainly in Boulogne, France to Eagle Corporation, an affiliate of the Videocon Group. Upon completion of the transaction, Thomson received a payment of €240 million in cash from Eagle Corporation for Thomson’s tubes activities and related technologies. Simultaneously, Thomson invested €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and consumer electronic components markets, through the subscription in a private placement of Global Depository Receipts (each representing one underlying share of Videocon Industries) (“GDRs”) listed on the Luxembourg Stock Exchange. Payment was made in full on September 30, 2005, while the GDR allocation was effected in two tranches: 28,650,000 GDRs on September 30, 2005 and 217,200 GDRs on December 21, 2005. All GDRs were purchased at a price of U.S.$10 each. Following this investment, Thomson held approximately 13.1% of the share capital of Videocon Industries. In connection with this investment, Thomson entered into a shareholders’ agreement with Videocon Industries and its shareholders, which restricted Thomson’s ability to transfer its interest in Videocon Industries for a period of three years, subject to certain exceptions. Thomson has subsequently sold some of its shares in Videocon Industries, and, as of December 31, 2008, Thomson held 9.69% of the share capital of Videocon Industries, for €39 million, following the valuation at fair value of the shares held at December 31, 2008. Thomson’s interest in Videocon Industries is accounted for within “Investments and Available-for-sale Financial Assets” in our consolidated balance sheet, see Notes 2 and 17 to our consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 40

Back to Contents

Following the agreement with the Videocon Group, over the course of 2007 we ceased production of tube components at the Torreon site (Mexico), and disposed of the Belo Horizonte site (Brazil). The Displays activities at the Genlis site (France) decreased in 2007 and were shut down over the course of the first semester of 2008.

Audio-Video and Accessories

On December 12, 2005, Thomson announced that it had decided to seek partners for its Audio-Video business, its Accessories business and its after-sales businesses for both Europe and the United States within its former business unit, Connectivity. As a result, those activities (together with the “AVA” businesses) are reported as discontinued operations in our consolidated financial statements as of and for each of the years ended December 31, 2008, 2007 and 2006.

The disposal of the North American Accessories business to Audiovox was announced on December 21, 2006 and completed on January 29, 2007.

At the end of December 2007, the Audio-Video business for North America, Latin America and Asia, with the exception of some net assets/liabilities, was purchased by Audiovox, and some staff rehired by Audiovox.

On October 16, 2007, Thomson announced the closing of the Audio Video and Accessories Europe business, except for the Skymaster activities in Germany. For the latter entity, a sale and purchase transaction was signed with Arques Industries, a German company, and completed on December 31, 2007 for the transfer of all the shares in Skymaster to Arques Industries. By the end of the first semester of in 2008 all the European activities had ceased.

Silicon Solutions

Through the Silicon Solutions activities, we designed and developed silicon components for video related applications. Such components are used in DSL modems and gateways, digital set-top boxes (decoders), CD players, professional cameras and encoders. We produced components for our Thomson Grass Valley, and had invested in developing products to increase sales to other manufacturers

Our integrated circuit design team employed around 300 engineers with specialized skills in digital, analog, mixed digital-analog, and radio frequency signal processing. This team operated out of six facilities located in Indianapolis (United States), Rennes (France), Villingen (Germany), Edegem (Belgium), Beijing (China) and Singapore. The production of integrated circuits was achieved through a fabless business model (with production outsourced).

Following the lack of success in generating additional external sales, we announced in the first half of 2008 the shutdown of these loss-making activities and subsequently definitively shut them down.

Silicon Solutions also included our tuners activities. The tuners business was carried out from four main sites: Boulogne (France), Villingen (Germany) and Singapore with manufacturing located at Batam (Indonesia). Our manufacturing site in Batam (which employs close to 1,000 long-term contract workers and over 2,000 short-term contract workers) produced tuners for the internal needs of our decoders and broadcast activities and for external manufacturers. The business was focused on the development of digital tuners for deployment in STBs, television sets and DVD recorders, with a strong growth of digital cable tuners on the Chinese market.

On September 1, 2008 Thomson and NXP combined their respective Tuners business in a common company, NuTune. Thomson mainly contributed to NuTune the fixed assets, inventories and employees of its tuner business. As a result of the transaction, Thomson’s share in the company was 45% as of December 31, 2008. It has been determined that Thomson has neither control nor joint control over NuTune and as a consequence, accounts for its investment in NuTune using the equity method since September 1, 2008.

2008 FORM 20-F – THOMSON GROUP / 41

Back to Contents

Thomson has accounted for the contribution of its Tuner business to NuTune as a disposal and recorded its 45% investment in NuTune as an acquisition. The difference between the fair value and the carrying value of the exchanged assets, less the portion of the gain represented by the economic interest retained by the Group, has been accounted for as a capital loss as of the date of the transaction, which loss is shown in our Consolidated Statements of Operations as a loss from discontinued operations.

2.3    Organizational Structure

Please refer to Chapter 6: “Additional Information”, section 6.7: “Organizational Chart as of December 31, 2008” for an organizational chart and a list of Thomson’s main subsidiaries.

2.4    Property, Plant and Equipment

2.4.1   Operating Facilities and Locations

We have an organization with various manufacturing and distribution operations in order to deliver products and services to our customers. In addition, we rely on outsourcing for manufacturing most of our finished products, particularly in Thomson Grass Valley.

Our objective is to optimize the location and the organization of our operations, to reduce our production costs, minimize our stock levels and our lead-times while minimizing negative impacts that could affect the environment, health and safety. Over the last few years, we have implemented an outsourcing policy for the manufacturing of a significant proportion of standardized products in order to focus our resources on the development of high-end products and services. At the end of 2008, we had facilities involved in the production and distribution of various products, as shown in the table below.

Our principal operating facilities by division at the end of 2008 are described below. We own or lease all of these facilities.

2008 FORM 20-F – THOMSON GROUP / 42

Back to Contents

PRINCIPAL OPERATING FACILITIES

Technicolor (1):
DVD Replication and Distribution
Guadalajara (Mexico) (2)
Mexicali (Mexico)
Piaseczno (Poland) (2)
Camarillo (CA, United States)
Detroit (MI, United States) (3)
Livonia (MI, United States) (4)
Memphis (TN, United States)
Brampton (Ontario, Canada) (5)
Mexico City (Mexico)
Rugby (United Kingdom)
Coventry (United Kingdom) (2)
Melbourne (Australia)
Sydney (Australia)
Creative Services
Bangkok (Thailand) (2)
Roma (Italy) (2)
Madrid (Spain)
West Drayton (United Kingdom)
New York (NY, United States)
North Hollywood (CA, United States)
Ontario (CA, United States)
Wilmington (OH, United States)
Montreal (Canada)
Mirabel (Canada) (2)
Vancouver (Canada)
Toronto (Canada)
London (United Kingdom)
Bangalore (India)
Media Networks
Atlanta (GA, United States) (2)
Content Delivery
Hilversum (The Netherlands)
Saint Cloud (France)
Perivale (United Kingdom)
Chiswick (United Kingdom)
Thomson Grass Valley (1):
Broadcast & Networks
Breda (The Netherlands)
Kobe (Japan) (2)
Nevada City (CA, United States)
Southwick (MA, United States)
Conflans (France)
Turgi (Switzerland)
Access Products
Manaus (Brazil) (2)
Business Operations (1)
Angers (France) (2)

(1)

Facilities used by more than one division are listed according to their principal divisional affiliation.

(2)

Properties owned by the Company.

(3)

Formerly Artesian

(4)

Formerly Millenium Park

(5)

Formerly Ontario Mississagua

2008 FORM 20-F – THOMSON GROUP / 43

Back to Contents

We also lease R&D or office buildings in several locations the most important by number of employees hosted being Boulogne (France), Rennes (France) Indianapolis (Indiana, USA), Burbank and Glendale (California, USA), Princeton (New Jersey, USA), Beijing (China), Edegem (Belgium). For more information on our leases, see the discussion under Chapter 3: “Operating and Financial Review and Prospects”, section 3.18: “Contractual Obligations and Commercial Commitments including Off Balance Sheet Arrangements”.

We also own the sites of Genlis (France) and Schifflange (Luxemburg), presently without any production or distribution activity.

2.4.2   Environmental Matters

As a global leader in providing a diverse range of video technologies, systems, equipment, and services to consumers and professionals in the M&E industry, Thomson seeks to establish and apply consistent environmental standards in its operations worldwide. Such standards should not only assist each of our locations in meeting all requirements of the country in which it is located, but may also enable each to develop programs that go beyond local regulatory requirements. To support and encourage environmental leadership, Thomson has established a number of programs and initiatives to assist the Group in achieving these standards. These programs are led and implemented by the Group’s Environmental, Health and Safety (EH&S) Organization. The four most significant of these are described below:

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

•

EH&S audits: our EH&S audits are a key part of Thomson’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive Corporate audit program was implemented in 1996. The aim of the audit program is to review our industrial locations’ compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel throughout the organization, identifying “best practices”, communicating successful initiatives among plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to broader aspects of our multi-faceted business. In 2008, nine locations were audited as part of our objective of auditing each industrial location at least every three years;

•

Implementation of an Environmental Management System (EMS): an EMS is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. ISO 14001 is the most widely accepted international standard for an EMS. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor environmental impacts of its activities. In 2001, Thomson’s Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004. Currently, 18 locations have completed the ISO 14001 certification process;

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

2008 FORM 20-F – THOMSON GROUP / 44

Back to Contents

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

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company. TCETVT (a subsidiary of Thomson) owned and operated the facility from approximately 1988 to 1992, when it was sold to an outside company. Soil remediation was completed in 1998. In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility. The groundwater remediation process is underway. It is Thomson’s position that General Electric Company has a contractual obligation to indemnify Thomson with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

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

2.4.3   Insurance

Thomson has a “Corporate Risk & Insurance” department in charge of insurance and associated risk management for the Company.

Through this department, Thomson arranges global insurance programs covering the major risks related to its activities that are underwritten with well-known insurers via a global broker. These programs established on behalf of its subsidiaries worldwide are implemented through a “Master” insurance policy that strengthens the coverage offered by local policies, (and provides “difference in conditions” and “difference in limits” over these policies).

These programs cover risks considered to be major such as general and professional liability, property and business interruption, and some major country-specific risks, such as Employer’s Liability in the U.K. and “Workers’ Compensation” insurance in the U.S.

For risks considered non-strategic, subsidiaries are allowed to take additional insurance policies in their local market.

These insurance programs also cover the risk of damage to goods in transit, where such insurance is required, as well as the environmental damage caused by pollution. In addition, Thomson has insurance for the risks associated with the liability of its Directors and executive officers.

2008 FORM 20-F – THOMSON GROUP / 45

Back to Contents

The Group insurance policies are issued on an “all risks” basis, but with standard market exclusions.

The deductible levels are determined and applied according to the assets and operational risks of the business units.

Insurance policies are purchased whenever required by law or when activities or circumstances render them necessary. Thus, the Group has established insurance covering motor vehicles and the personal liability of employees, in countries where such insurance is required.

In addition, in partnership with its insurers, Thomson has developed a program of prevention and protection of its production sites in order to reduce its exposure to its assets and operating losses that may occur in case such risks should materialize. The Corporate Legal Department has established procedures and rules in order to manage contractual risk. It ensures, in conjunction with the “Corporate Risk & Insurance” team, that these rules are applied throughout the world.

The Group intends to continue its policy of comprehensive coverage for all its exposure to major risks, expand its coverage when necessary and reduce costs through self-insurance when it is deemed appropriate.

The Group does not foresee difficulties in setting up insurance policies in the future.

To date, the Group does not have a captive insurance or reinsurance.

2.4.4   Thomson Foundation

Created in 2006, the Thomson Foundation is a non-profit entity, acting worldwide in the field of preservation and promotion of film and TV heritage, which reflects the history and culture of a country. Working in cooperation with local and international partners, the Thomson Foundation identifies and supports urgent programs for the safeguard of moving images. By identifying the appropriate resources required for each project, the Thomson Foundation helps set up multi-disciplinary teams. They include experts from its founder Thomson and experts from leading film and TV archives, film preservation schools, cinema schools. Transmission and education plays a key role in each program. In all Foundation programs, films and audiovisual materials are preserved in aim to be shared and shown to the largest audience.

The Thomson Foundation operates worldwide and as a priority, in countries where archives are at risk. The three main guidelines of its programs are:

•

to preserve a film heritage as a key part of a country’s cultural memory;

•

to promote and highlight a film heritage so to show it and to share it with any audience; and

•

to train and sensitize everyone who can play a part in the safeguarding of film heritage.

Projects are supported by the Foundation’s Board of Directors. The Board has 11 members, of which 6 are film and TV experts from outside the Group.

The programs of the Thomson Foundation are conducted through Europe, Asia and America, and in particular in India, in Cambodia or in the United States. Other projects are currently under progress in Africa and in the Middle East. Major achievements or programs under progress

One of the Thomson Foundation’s main programs is in Cambodia. The Foundation is contributing to the operations of the Bophana Center, new film and audiovisual center designed by filmmaker Rithy Panh in order to reconstruct the memory of this country.

In India, the Foundation has created an annual film archive educational program within the general curriculum of the national film school of India (FTII): “Film Heritage Educational Program” (premiere in April 2007) with the objective to educate the future generation of filmmakers. This program was conducted again in 2008 and 2009. In parallel, the Foundation has also created a classics section dedicated to film heritage within the largest international film festival of India: “IFFI Goa Film Treasures”. A restoration project of an India film is currently under study.

In the U.S., the Thomson Foundation supports the annual conference of AMIA (Association of Moving Image Archivists) which gathers the worldwide professionals from the film archive field. It also supports the professional training in moving image archiving through its Sid Sollow Scholarship awarded during the AMIA conference of as well as through its Technicolor Fellowship given to an student from George Eastman House.

2008 FORM 20-F – THOMSON GROUP / 46

Back to Contents

In France, the Thomson Foundation actively worked for two years on the restoration of 1955 Max Ophuls’ masterpiece, Lola Montès in order to make the original director’s cut version accessible again. Lola Montès opened the Cannes Classics section on May 2008 and since then, was screened internationally in film festivals (e.g. New York, Bologna and Goa) and then will be shown in schools.

In Thailand with the National Film Archive of Thailand, the Foundation contributed to the restoration of one of the first feature film made in Thailand during the1940s: The King of the White Elephant, with the active contribution from Technicolor Bangkok.

In the Middle East, the Foundation works on a project for a Film and TV Archive in Palestinian Territories and potential programs are under study in Iraq and with UNESCO.

Finally, the Foundation is studying the replication of the Cambodian experience in Burkina Faso and in Mozambique.

2008 FORM 20-F – THOMSON GROUP / 47

Back to Contents

— [ THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK ] —

2008 FORM 20-F – THOMSON GROUP / 48

Back to Contents

3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

3.1    Overview

50

3.2    Key Economic Drivers

51

3.3    Summary of Results

51

3.4    Seasonality

52

3.5    Effect of Exchange Rate Fluctuations

53

3.6    Geographic Breakdown of Net Revenues

54

3.7    Events Subsequent to December 31, 2008

55

3.8    Critical Accounting Policies

56

3.8.1

Going concern

56

3.8.2

Tangible and intangible assets with finite useful lives

56

3.8.3

Impairment tests of Goodwill and intangible assets with indefinite useful lives

57

3.8.4

Deferred tax

58

3.8.5

Post employment benefits

58

3.8.6

Provisions and litigations

58

3.8.7

Measurement of the conversion option embedded in certain convertible debt

58

3.8.8

Determination of royalties payable

59

3.9    Changes in Accounting Principles

59

3.10    Reserved

59

3.11    Changes in Scope of Consolidation in 2008

59

(a)

Main Acquisitions

59

(b)

Main disposals

60

(c)

Other operations

60

3.12    Notification of Participations Acquired in the Share Capital of French Companies in 2008

60

3.13    Changes in Scope of Consolidation in 2007

60

(a)

Main Acquisitions

60

(b)

Main Disposals

61

3.14    Notification of Participations Acquired in the Share Capital of French Companies in 2007

61

3.15    Results of Operations for 2008 and 2007

62

3.15.1

Analysis of Net Revenues

62

3.15.2

Profit (Loss) from Continuing Operations before Tax and Net Finance Costs

64

3.15.3

Net Finance Costs

66

3.15.4

Income Tax

66

3.15.5

Share of Profit (Loss) from Associates

66

3.15.6

Profit (Loss) from Continuing Activities

66

3.15.7

Profit (Loss) from Discontinued Operations

66

3.15.8

Net Income (Loss) of the Group

67

3.15.9

Adjusted indicators

67

3.16    Results of Operations for 2007 and 2006

68

3.16.1

Analysis of Net Revenues

69

3.16.2

Profit from Continuing Operations before Tax and Net Finance Costs

71

3.16.3

Net Finance Costs

73

3.16.4

Income Tax

73

3.16.5

Share of Profit (Loss) from Associates

74

3.16.6

Profit from Continuing Activities

74

3.16.7

Profit (Loss) from Discontinued Operations

74

3.16.8

Net Income of the Group

74

3.17    Liquidity and Capital Resources

75

3.17.1

Cash Flows

75

3.17.2

Financial Resources

77

3.18    Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

79

3.18.1

Unconditional Contractual Obligations and Commercial Commitments

79

3.18.2

Conditional Contractual Obligations and Commercial Commitments

81

2008 FORM 20-F – THOMSON GROUP / 49

Back to Contents

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related Notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with, International Financial Reporting Standards (“IFRS”) approved by the European Union, and in accordance with IFRS as issued by the IASB. See Note 2 “Summary of significant accounting policies” to our consolidated financial statements for a description of the accounting policies applied this year and last year, and Note 4 “Bridge with financial statements released as of December 31, 2007” to our consolidated financial statements for a description of our application of IFRS 5 to our financial statements for the years 2007 and 2006 which have been restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2008.

Certain information discussed below and elsewhere in this Annual Report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” at the beginning of this Annual Report and Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by forward looking statements, in this Chapter and throughout this Annual Report.

3.1    Overview

Thomson provides a wide range of video (and enabling) technologies, systems, finished products to the M&E industry. Effective January 1, 2009, our activities have been reorganized into (i) three operating segments: Technicolor (formerly Services), Thomson Connect (formerly Thomson Grass Valley) and Technology; as well as (ii) two further segments Corporate and Other. Until the end of 2008, our activities were organized into (i) three operating divisions: Technicolor (formerly Services), Thomson Grass Valley (formerly Systems), and Technology and (ii) two further segments Corporate and Other. For a description of our strategy, please refer to Chapter 2: “Information on the Company”, section 2.1.4: “Strategy and Outlook.” For a more detailed description of the organization of our businesses, see Chapter 2: “Information on the Company”, section 2.1.3: “Our Organization” and for a description of the products and services provided by each of our divisions, see Chapter 2: “Information on the Company”, section 2.2: “Business Overview,” respectively.

On January 28 and March 9, 2009, we announced that, on April 30, 2009, when our 2008 audited consolidated financial statements were available, we would be in breach of certain covenants contained in financial agreements under which we have borrowed substantially all of our outstanding senior debt (these covenants, as well as other relevant contractual limitations, are more fully described in Note 26.5(g) to our consolidated financial statements).

To prevent the risk of the acceleration of our debt due to the breach of certain covenants, between February and April 2009, we entered into discussions with our principal creditors and potential equity investors to present our strategic framework and to engage in a dialogue regarding our balance sheet structure and our level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of our indebtedness, we notably negotiated a series of waivers with our creditors, by which such creditors temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009.

These discussions were concluded by the signing of a series of waivers with all of the relevant creditors for a period ending on June 16, 2009, which we estimate is appropriate time to conclude our negotiations on the restructuring of our indebtedness and our balance sheet (for further information, please see Notes 3.1 and 26.5(g) to our consolidated financial statements). See also Chapter 1, section 1.3: “Risk Factors – Risks related to our financial restructuring”.

2008 FORM 20-F – THOMSON GROUP / 50

Back to Contents

3.2    Key Economic Drivers

Our strategic priorities described under Chapter 2: “Information on the Company”, section 2.1.4: “Strategy and Outlook” are based on our vision of how the M&E industry may develop over the next few years. We believe the most significant trends include the following:

•

consumer habits are likely to evolve, with rental packaged media gaining against sell-through packaged media;

•

Box Office is likely to show resilience as has been the case during previous economic slowdowns (U.S. Box Office growth shows little correlation with GDP growth – appears to be driven by big hits rather than overall economic growth);

•

the economic crisis is likely to slow down the deployment of digital cinema;

•

the U.S. is likely to remain the dominant source of investment in film production (India and China are dominant in the number of films produced but not in production investment). However, Western Europe is becoming a strong source of investment as the major five countries now make up approximately 20% of worldwide film production investments (source: Screendigest – July 2008);

•

although the M&E industry is witnessing a reduction in the number of movies produced, we believe the investment per movie is on the rise;

•

the major U.S. studios are still the dominant source of investment in film production. However, the industry is witnessing the increasing presence of minor-major and independent studios, which may provide some relief to any reduced demand for production services from the major studios;

•

with the increasing success at the box office of movies with increased animation, visual effects and 3D content, we expect studios to increasingly focus their budgets on these areas and to seek trusted vendors to accompany them;

•

we are witnessing a move by the major studios to develop movies into games and vice versa. Continuing investment in the area of games is thus anticipated over the next few years with two thirds of all-time top 200 films adapted into games;

•

the proliferation of physical and digital formats is driving the studios to increase their focus on exploiting their assets. Therefore, digital archiving and creating the digital studio are seen as medium to long-term areas of focus. In addition, we feel this is likely to force companies to consider the adoption of outsourcing models in this area;

•

we believe that acceleration of the shift to digital distribution will also be a key area of focus for the M&E industry over the next three to five years. We also anticipate that the role of Network Service Providers in facilitating such a transition will increase over the years. This should be facilitated through higher penetration of high-speed Internet as well as a steady increase in the number of connected homes;

•

portability (and mobility) of content should be a key differentiator over the coming three to five years; and

•

we believe that ease of use, user interface, branding and appearance are becoming key device differentiators.

The above indicators have shaped Thomson’s strategic choices and its future growth focus areas. For further information, see Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors, Risks related to our activity”. For more information on our strategy and outlook, see Chapter 2: “Information on the Company” and section 2.1.4: “Strategy and Outlook”.

3.3    Summary of Results

In 2008, consolidated net revenues from continuing operations amounted to €4,840 million, compared with €5,540 million in 2007, a decrease of €700 million, or 12.6% at current exchange rates (a decrease of 7.7% at constant 2007 exchange rates reflecting a negative currency impact of €273 million). This decrease at current exchange rates resulted from lower revenues in each segment. The revenue decline at Thomson Grass Valley particularly reflected a strong slowdown in the broadcast and network equipment business (Grass Valley) in the second half of 2008 related to the impact of a tougher economic environment on order intake. The Technicolor business suffered from the previously announced loss of a film printing contract for a key customer in North America and from the Writers Guild of America strike at the beginning of 2008 and the anticipation by film studios of a potential Screen Actors Guild strike. The Media Networks business was particularly affected by the impact of the economic environment on advertising budgets. Technology division revenues for 2008 were impacted by a reduced number of new contracts in the fourth quarter that were delayed to 2009. Consolidated net revenues amounted to €5,540 million for 2007 compared to net revenues of €5,691 million for 2006, a decrease of €151 million. These effects are discussed in more detail under sections 3.15.1 and 3.16.1: “Analysis of Net Revenues” below.

2008 FORM 20-F – THOMSON GROUP / 51

Back to Contents

Group loss from continuing operations before tax and net finance costs was €1,303 million in 2008, compared to a profit of €380 million for 2007 and of €552 million for 2006. Group loss from continuing operations before tax and net finance costs in 2008 is mainly attributable to €1,459 million of Goodwill impairments, write-offs and restructuring charges. Excluding these effects, the decline was partly related to the decrease in revenues recorded in 2008, and partly related to delays in adjusting the Group’s cost base to lower activity, particularly in the Film Services and broadcast and network equipment activities. For more information, see section 3.15.2: “Profit (Loss) from Continuing Operations before Tax and Net Finance Costs” and section 3.16.2: “Profit from Continuing Operations before Tax and Net Finance Costs” below.

Net finance costs amounted to €396 million in 2008, compared with €103 million in 2007 and €202 million in 2006. The €293 million increase in net finance costs compared to 2007 mainly resulted from the impact of the impairment of the Group’s financial stake in Videocon. For more information, see sections 3.15.3 and 3.16.3: “Net Finance Costs” below for further details.

The Group current net income tax charge amounted to €40 million in 2008 (2007: €53 million, 2006: €59 million). In addition, a net deferred tax charge of €66 million was recorded in 2008 (2007: €26 million income, 2006: €59 million income), leading to an overall reported net income tax charge of €106 million in 2008 (2007: €27 million, 2006: €0 million). See sections 3.15.4 and 3.16.4: “Income Tax” below for further details.

Following the sell down of the majority of the Group’s stake in TCL Multimedia in 2006 there was no material share of profit/loss from associates in 2008 and 2007 (compared to a loss of €86 million in 2006). See sections: 3.15.5 and 3.16.5: “Share of Profit (Loss) from Associates” below for further details.

The Group loss from continuing activities in 2008 was therefore €1,809 million (2007: profit of €251 million, 2006: profit of €264 million). See sections 3.15.6 and 3.16.6: “Profit from Continuing Activities” below for further details.

Certain activities were treated as discontinued operations in accordance with IFRS 5 in the 2008 results and in the 2007 and 2006 comparative figures. The loss from discontinued activities recorded for 2008 was €124 million (2007: €274 million, 2006: €209 million), and was principally related to the Silicon Solutions business and the AVA businesses. See sections 3.15.7 and 3.16.7: “Profit (Loss) from Discontinued Operations” below for further details.

As a result, the Group recorded a net loss of €1,930 million, compared to a net loss of €23 million in 2007 and net income of €55 million in 2006. See sections 3.15.8 and 3.16.8: “Net Income (Loss) of the Group” below for further details.

Thomson’s net loss per share on a non-diluted basis was €7.41 in 2008, compared to a net loss per share of €0.16 in 2007 and a net earnings per share of €0.14 in 2006.

3.4    Seasonality

Our net revenues have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably in Technicolor and Thomson Grass Valley. The net revenues of the continuing operations in the second half of 2008 totaled €2,638 million, representing 55% of the annual net revenues of the Group, compared to €2,951 million in the second half of 2007, representing 53% (2006: €3,140 million, representing 55%).

2008 FORM 20-F – THOMSON GROUP / 52

Back to Contents

The net revenues of our Technicolor businesses in the second half of 2008 totaled approximately €1.15 billion, representing 56% of the division’s 2008 net revenues, compared to approximately 55% in 2007 and in 2006. The net revenues of our Thomson Grass Valley businesses in the second half of 2008 totaled approximately €1.3 billion, representing 53% of the division’s 2008 net revenues, compared to 53% in 2007, and 56% in 2006. The net revenues of our Technology businesses in the second half of 2008 totaled €211 million, representing 54% of the division’s 2008 net revenues, compared to 50% in 2007 and 52% in 2006. See sections 3.15.1 and 3.16.1: “Analysis of Net Revenues” below for further information.

Profit from continuing operations was impacted by revenue seasonality (i) because fixed costs are recovered more efficiently in the second half due to higher volumes and (ii) by one-off impacts which in 2008 were unusually high in the second half due to the impairment charges.

3.5    Effect of Exchange Rate Fluctuations

We estimate that the impact of translating into euro the revenues of operating entities that are denominated in currencies other than euro had a negative impact of €273 million on our net revenues as expressed in euro in 2008. We estimate that the positive impact in 2008 of translating into euro the loss from continuing operations before tax and net finance costs of operating entities that are denominated in currencies other than euro was €80 million as expressed in euro in 2008.

In sections 3.15: “Results of Operations for 2008 and 2007” and 3.16: “Results of Operations for 2007 and 2006”, certain net revenue figures at the Group and segment levels are presented where indicated on a comparable basis at constant exchange rates. To this end, the actual financial year figures are adjusted by applying the average exchange rate used for the statement of operations for the earlier financial year to eliminate exchange rate effects. We believe this presentation of changes in net revenues, adjusted to reflect exchange rate fluctuations, for this year-on-year comparison is helpful for analyzing the performance of the Group. The table below sets forth the exchange rate effect on our net revenues from continuing operations in 2008, compared with the 2007 net revenues and exchange rates, on a consolidated and segment-by-segment basis.

Revenues in € millions (except % data)	2007 net revenues at 2007 exchange rates	2008 net revenues at 2007 exchange rates	Exchange rate impact	2008 net revenues at 2008 exchange rates	Change in % at constant 2007 exchange rates	Change in % without adjusting for constant exchange rates
Continuing operations	5,540	5,113	(273)	4,840	(7.7)	(12.6)
Of which:
Technicolor	2,400	2,216	(161)	2,055	(7.7)	(14.4)
Thomson Grass Valley	2,679	2,478	(97)	2,381	(7.5)	(11.1)
Technology	445	407	(15)	392	(8.5)	(11.9)
Corporate	6	4	-	4	(33.3)	(33.3)
Other	10	8	-	8	(20.0)	(20.0)

2008 FORM 20-F – THOMSON GROUP / 53

Back to Contents

The table below sets forth the exchange rate effect on our net revenues from continuing operations in 2007, compared with the 2006 results and exchange rates, on a consolidated and segment-by-segment basis.

Revenues in € millions (except % data)	2006 net revenues at 2006 exchange rates	2007 net revenues at 2006 exchange rates	Exchange rate impact	2007 net revenues at 2007 exchange rates	Change in % at constant 2006 exchange rates	Change in % without adjusting for constant exchange rates
Continuing operations	5,691	5,785	(245)	5,540	1.7	(2.6)
Of which:
Technicolor	2,489	2,523	(123)	2,400	1.3	(3.6)
Thomson Grass Valley	2,684	2,769	(90)	2,679	3.2	(0.2)
Technology	456	476	(31)	445	4.4	(2.4)
Corporate	27	6	(0)	6	(77.8)	(77.8)
Other	35	11	(1)	10	(68.6)	(71.4)

With regard to our 2007 results, the impact of translating revenues of operating entities that were denominated in currencies other than euro into euro had a negative impact of €245 million on our net revenues as expressed in euro in 2007 compared to 2006. We estimate that the negative impact of translating the operating results of operating entities that were denominated in currencies other than euro into euro was €2.6 million in 2007 on our profit from continuing operations before taxes and net finance costs as expressed in euro in 2007.

3.6    Geographic Breakdown of Net Revenues

The table below sets forth our 2008, 2007 and 2006 net revenues from continuing operations broken down by destination and classified by the location where the customer is invoiced. As illustrated below, our most important markets are the United States and Europe, accounting for 47.3% and 34.8% of our 2008 net revenues, respectively.

Net revenues of continuing operations by destination	2008	2007	2006
USA	47.3%	45.1%	46.3%
Rest of Americas	7.6%	7.2%	6.9%
Europe	34.8%	36.5%	35.4%
Asia/Pacific	8.5%	9.5%	8.7%
Other	1.8%	1.7%	2.7%

The table below sets forth our 2008, 2007 and 2006 net revenues from continuing operations broken down by origin and classified by the location of the entity that invoices the customer. As illustrated below, our most important markets are the United States and Europe, accounting respectively for 41.8% and 44% of our 2008 net revenues.

Net revenues of continuing operations by origin	2008	2007	2006
USA	41.8%	39.6%	40.5%
Rest of Americas	8.0%	8.0%	7.7%
Europe	44.0%	46.0%	46.7%
Asia/Pacific	6.2%	6.4%	5.1%

2008 FORM 20-F – THOMSON GROUP / 54

Back to Contents

3.7    Events Subsequent to December 31, 2008

Please see Note 39 to our consolidated financial statements for information on events subsequent to December 31, 2008. With the exception of the information featured in Note 39 to our consolidated financial statements, no significant change in the Group’s financial or business situation occurred subsequent to December 31, 2008.

On January 28 and March 9, 2009, we announced that, on April 30, 2009, when our 2008 audited consolidated financial statements were available, we would be in breach of certain covenants contained in financial agreements under which we have borrowed substantially all of our outstanding senior debt (these covenants, as well as other relevant contractual limitations, are more fully described in Note 26.5(g) to our consolidated financial statements).

To prevent the risk of the acceleration payment of our debt due to the breach of certain covenants, between February and April 2009, we entered into discussions with our principal creditors and potential equity investors to present our strategic framework and to engage in a dialogue regarding our balance sheet structure and our level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of our indebtedness, we notably negotiated a series of waivers with our creditors, by which such creditors temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009.

These discussions were concluded by the signing of a series of waivers with all of the relevant creditors for a period ending on June 16, 2009, which we estimate is appropriate time to conclude our negotiations on the restructuring of our indebtedness and our balance sheet (for further information, please see Notes 3.1 and 26.5(g) to our consolidated financial statements). See also Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors – Risks related to our financial restructuring”.

Debt rating downgrades

In January 2009 Moody’s lowered our corporate rating to Caa3 and the rating on our deeply subordinated bonds to C. The outlook was maintained as negative.

In January 2009 S&P lowered our long-term rating to CC, the rating on our deeply subordinated bonds to C and our short-term ratings to C. The ratings were removed from credit watch and the outlook was negative.

Strategic framework and action plan

For a discussion of our new strategic plan, see Chapter 2, section 2.1.4: “Strategy and Outlook”.

Key commercial contracts

Thomson announced on March 10, 2009 that it has extended its existing multi-territory DVD replication and distribution agreements with Walt Disney Studios Home Entertainment. Over the term of the multi-year agreement, Thomson will, in addition to existing services, provide freight management services to Walt Disney Studios Home Entertainment in North America.

Paramount Pictures and Thomson announced on March 10, 2009 plans to create a state-of-the-art post production sound facility on the Paramount Hollywood lot. The new sound facility will become the centerpiece of Paramount’s Post Production Village, providing a wide range of post-production services for filmed entertainment, television productions and commercial producers.

2008 FORM 20-F – THOMSON GROUP / 55

Back to Contents

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

3.8.1   Going concern

Thomson provides a wide range of video (and enabling) technologies, systems and finished products to the M&E industry. Effective January 1, 2009, our activities have been reorganized into (i) three operating segments: Technicolor (formerly Services), Thomson Connect (formerly Thomson Grass Valley) and Technology; as well as (ii) two activities Corporate and Other. Until the end of 2008, our activities were organized into (i) three principal Divisions: Technicolor (formerly Services), Thomson Grass Valley (formerly Systems), and Technology and (ii) two further segments Corporate and Other. For a description of our strategy, please refer to Chapter 2: “Information on the Company”, section 2.1.4: “Strategy and Outlook.” For a more detailed description of the organization of our businesses, see Chapter 2: “Information on the Company”, section 2.1.3: “Our Organization” and for a description of the products and services provided by each of our divisions, see Chapter 2: “Information on the Company”, section 2.2: “Business Overview,” respectively.

On January 28 and March 9, 2009, we announced that, on April 30, 2009, when our 2008 audited consolidated financial statements were available, we would be in breach of certain covenants contained in financial agreements under which we have borrowed substantially all of our outstanding senior debt (these covenants, as well as other relevant contractual limitations, are more fully described in Note 26.5(g) to our consolidated financial statements).

To prevent the risk of the acceleration of our debt due to such breach, between February and April 2009, we entered into discussions with our principal creditors and potential equity investors to present our strategic framework and to engage in a dialogue regarding our balance sheet structure and our level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of our indebtedness, we notably negotiated a series of waivers with our creditors, by which such creditors temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009.

These discussions were concluded by the signing of a series of waivers with all of the relevant creditors for a period ending on June 16, 2009, which we estimate is appropriate time to conclude our negotiations on the restructuring of our indebtedness and our balance sheet (for further information, please see Notes 3.1 and 26.5(g) to our consolidated financial statements).

3.8.2   Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Other intangible assets” and tangible assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to determine (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of PPE and intangible assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2008, the Group recognized depreciation expense amounting to €173 million related to PPE and amortization expense of €155 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2008, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €541 million and €436 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. The recoverable amount of an asset or group of assets may require the Group to use estimates, in particular, to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flow of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

As of December 31, 2008, the Group reviewed its triggering indicators and determined that some amortizable assets and cash generating units may have lost value. Consequently, it performed impairment tests for these assets or group of assets (see Notes 13 and 14 to our consolidated financial statements). The impairment booked on amortizable assets in 2008 amounts to €343 million, split between PPE (€136 million), patents, R&D and other intangible assets (€55 million) and customer relationships (€152 million). These amounts exclude impairment loss of assets in the frame of a restructuring plan that amount to €39 million in 2008.

2008 FORM 20-F – THOMSON GROUP / 56

Back to Contents

3.8.3   Impairment tests of Goodwill and intangible assets with indefinite useful lives

We review annually Goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of cash-generating units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit and (2) estimating the value of the operating cash flows including their terminal value, the growth rate of the revenues generated by the assets tested for impairment, the operating margin rates of underlying assets for related future periods and the royalty rates for the trademarks. These assumptions used by the Group for the determination of the recoverable amount are described in Note 14 to our consolidated financial statements.

In addition to the annual review for impairment, Thomson evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an additional impairment test in accordance with the accounting policy stated in Note 2 to our consolidated financial statements.

As of December 31, 2008, the net book value of Goodwill and trademarks amounted to €926 million and €237 million, respectively after depreciation and impairment.

Thomson performed an annual impairment test in 2008 based on the organization effective in 2008 which resulted in:

•

a total impairment of Goodwill of €739 million to €349 million related to Technicolor, €378 million to Thomson Grass Valley and €12 million to Technology; and,

•

impairment of the Technicolor trademark for €6 million and of the RCA trademark for €6 million.

2008 FORM 20-F – THOMSON GROUP / 57

Back to Contents

Management believes the updated assumptions used concerning sales growth, terminal values and royalty rates are reasonable and in line with updated market data available for each GRU (group of reporting units).

3.8.4   Deferred tax

Management judgment is required to determine the Group’s deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which are not expected to re-occur in the near future, (2) the expectation of exceptional gains and/or (3) future income to be derived from long-term contracts. We have considered tax-planning in assessing whether deferred tax assets should be recognized.

As of December 31, 2008, the Group had recorded deferred tax liabilities of €284 million and €515 million of deferred tax assets reflecting management’s estimates.

3.8.5   Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the provision for pension and post-retirement obligation. While management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits net obligations under such plans and related future expense.

As of December 31, 2008, the post-employment benefits provision amounted to €403 million. The present value of the obligation amounted to €551 million, the fair value of plan assets amounted to €148 million and unrecognized prior service cost was zero. For the year ended December 31, 2008, net pension costs amounted to a loss of €37 million.

3.8.6   Provisions and litigations

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc., management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 37 to our consolidated financial statements for a description of the significant legal proceedings and contingencies.

3.8.7   Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in U.S. dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, could be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process uses an option instrument measurement model adapted from the binomial tree model.

2008 FORM 20-F – THOMSON GROUP / 58

Back to Contents

Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2007, the change in fair value required Thomson to recognize a net non cash financial gain amounting to €37 million (comprising a gain of €34 million and a foreign exchange gain of €3 million). In 2006, the change in fair value had required Thomson to recognize a net non-cash financial gain amounting to €6 million (comprising a gain of €4 million and a foreign exchange gain of €2 million).

The bonds had an investor call option from September 16, 2008 which was exercised, and the bonds were reimbursed in their entirety on September 22, 2008.

3.8.8   Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and particularly in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgment is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and / or with the particular technology owner. The royalties payable are presented within the captions “Other current liabilities” and “Other non-current liabilities” in our balance sheet and detailed in Note 31 to our consolidated financial statements.

3.9    Changes in Accounting Principles

The accounting policies applied by the Group in 2008 are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2007. The new amendments and interpretations effective in 2008 and disclosed in Note 2.2 to our consolidated financial statements had no impact on the Group’s consolidated financial statements.

For a description of the accounting principles applied by the Group, see Note 2 to our consolidated financial statements.

3.10    Reserved

3.11    Changes in Scope of Consolidation in 2008

(a)   Main Acquisitions

On July 1, 2008, Thomson signed a long-term contract with NBC Universal, a major commercial broadcaster in the U.S., to transmit the broadcast distribution service of its 31 existing channels in America, in Europe and in Asia. The operations were transferred with effect from July 1, 2008 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of US$1.0 million (equivalent to €0.7 million at the date of the transaction). The NBC Universal operations have been consolidated from the acquisition date and are included in Technicolor.

2008 FORM 20-F – THOMSON GROUP / 59

Back to Contents

On July 31, 2008, Thomson acquired from Televisa its Out Of Home (“OOH”) business, which includes the TV network installed in Wal Mart stores in Mexico and a long-term contract with Wal Mart. The acquisition price amounts to US$8 million (equivalent to €6 million at the date of transaction) to be paid over the term of the contract with Wal Mart. The Televisa OOH business has been consolidated from the acquisition date and is included in Technicolor.

(b)   Main disposals

On September 30, 2008, Thomson sold its Genlis Decoder plant in Burgundy (France) to Novatech Industries. As part of the agreement, Thomson is committed to fund this entity up to a maximum of €15 million if certain conditions are met (i.e. if a specified level of employment is maintained). This obligation has been recorded in Thomson’s 2008 consolidated financial statements.

On November 28, 2008, Thomson sold its digital film equipment product line, formerly part of its Grass Valley Business division, to private investors led by PARTER Capital Group. The total loss related to this disposal amounts to €23 million.

(c)   Other operations

On September 1, 2008, Thomson and NXP combined their respective Tuners activities in a new company, NuTune, of which Thomson holds 45% and NXP holds 55%. The Tuner activity of Thomson was previously reported within Technology. Thomson has neither control nor joint control of NuTune and consolidate NuTune under the equity method from September 1, 2008. The Tuners activity before September 1, 2008 is presented under the full consolidation method. Thomson accounted for the contribution of its Tuner business as a disposal and booked the 45% interest in NuTune as an acquisition.

3.12    Notification of Participations Acquired in the Share Capital of French Companies in 2008

The Group did not acquire any stake in a  French company in 2008.

3.13    Changes in Scope of Consolidation in 2007

(a)   Main Acquisitions

Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the U.K., to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of £4 million (equivalent to €7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in Technicolor.

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interest in Technicolor Universal Media Services LLC of America for US$16 million (equivalent to €12 million at the date of transaction). This acquisition followed an initial acquisition of 60% of the capital in June 2002 (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company is fully consolidated since June 25, 2002 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately €12 million as of December 31, 2006.

2008 FORM 20-F – THOMSON GROUP / 60

Back to Contents

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of €3 million. This acquisition followed an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. Thomson has been fully consolidated since October 27, 2004 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately €3 million as of December 31, 2006.

On February 13, 2007, Thomson acquired a 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (Paprikaas), a leading Indian animation and gaming cinematics firm, for US$5 million paid in cash (equivalent to €4 million at the date of transaction). Since then the company has been consolidated and included in Technicolor.

On July 30, 2007 Thomson acquired SyncCast, a leading outsourced digital media services provider mainly over IP networks, for a consideration of US$13 million (equivalent to €10 million at the date of transaction). The price could reach US$20 million depending on specified earn-out conditions to occur from 2008 to 2010. The company has been consolidated from July 30, 2007 and is included in the Technicolor.

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

On October 16, 2007, Thomson signed an agreement for the disposal of its audio-video business in the U.S. and in the rest of the world (excluding Europe) with Audiovox Corporation. The closing of the transaction was finalized on December 31, 2007 for a price of U.S.$19 million paid in cash (equivalent to €13 million at the date of transaction), based on the level of the net assets at that date.

On December 21, 2007, Thomson sold all the assets of Gyration Inc. to Movea SA, a company specialized in motion sensing technologies. As part of the transaction Thomson acquired a minority stake of 10.5% in Movea.

On December 31, 2007, Thomson sold the Audio-Video and Accessories Skymaster activities in Germany to Arques Industries for €1. As part of the agreement, Thomson waived a debt towards the sold entity for €33 million and recapitalized this entity with €11 million in 2008. This obligation was recorded in Thomson’s 2007 consolidated financial statements.

3.14    Notification of Participations Acquired in the Share Capital of French Companies in 2007

Under Article L. 233-6 of the French Commercial Code, we disclosed that:

•

on December 11, 2007, the Group, via its subsidiary Thomson Telecom SAS, formed a joint venture with France Telecom (60%) and Sagem (20%). Thomson Telecom, thus holds 20% of HNSA SA, which provides solutions in the field of telecommunications, information technology, telematics and communication, with the objective to provide software solutions enabling communications of home networking multimedia equipment;

•

on December 21, 2007, Thomson sold all the assets of Gyration Inc. to Movea SA. As part of the transaction, the Group acquired, via its subsidiary Thomson Multimedia Sales International SAS, a minority interest of 10.5% in Movea SA; Movea has developed a motion capture solution (containing hardware and software products) dedicated to B2C products (multimedia pilot, user interface, games, etc.), as well as to certain B2B applications, especially for the medical field (e.g. Physical therapy).

Neither of these participations were material to the Group at December 31, 2007.

2008 FORM 20-F – THOMSON GROUP / 61

Back to Contents

3.15    Results of Operations for 2008 and 2007

The Group’s revenues and profit (loss) from continuing operations before tax and net finance costs for the years 2008 and 2007 are presented below for each of the operating divisions – Technicolor, Thomson Grass Valley and Technology – and for the Corporate and Other segments. The results of discontinued operations are presented separately under section 3.15.7: “Profit (Loss) from Discontinued Operations”.

Our results are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from the results for continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations.

3.15.1   Analysis of Net Revenues

Net revenues for 2008 amounted to €4,840 million, down 12.6% at current currency compared to 2007, and down 7.7% at constant currency. During the year, the Group suffered from several adverse events, including the strike of the Writers Guild of America, some contract renewals and planned renegotiations in Film and DVD Services which led to increased price declines, and a weak activity in some other business areas, particularly in the advertising and broadcast and network equipment businesses. The decision taken by the Group in November 2008 to exit from its retail Telephony activities in North America also weighed on revenues. These negative effects were partially compensated by the recorded growth in some other activities, notably high-definition discs (Blu-ray™), with a strong increase in volumes in the second half of 2008, and Access Products for cable operators, following the contract signed with Comcast for the delivery of digital-to-analog adapters, marking the Group’s first step in the U.S. cable video market. Both 2008 and 2007 acquisitions had an immaterial effect on 2008 revenues.

Technicolor

Revenues of Technicolor totaled €2,055 million in 2008 compared with €2,400 million in 2007, representing a decline of 7.7% at constant currency. This evolution reflected a strong revenues decline in Film Services and Media Networks, and a slight decline in revenues in DVD Services and Content Services, which were only partially offset by revenues growth in Broadcast Services.

Content Services activities (visual effects, animation and digital postproduction) revenues decreased by approximately 4% at constant rates in 2008. The Writers Guild of America strike at the beginning of the year and the anticipation by film studios of a potential Screen Actors Guild strike also impacted Content Services.

The contribution to sales of physical media (DVD Services and Film Services) was stable compared to last year, representing a little over 70% of total sales in Technicolor.

Film Services processed 3.7 billion feet in 2008 which compares with 4.9 billion feet processed in 2007. Film Services suffered from the Writers Guild of America strike at the beginning of 2008 and the anticipation by film studios of a potential Screen Actors Guild strike. Film Services also suffered as expected from the previously announced loss of a film printing contract for a key customer in North America and weaker release slate from key customers.

The number of DVDs replicated in 2008 amounted to 1.39 billion, a decrease of 5.4% from 2007, mainly resulting from lower SD-DVD volumes worldwide, partially offset by a strong volumes growth in HD discs (Blu-rayTM). The growth of Electronic Distribution Services revenues did not compensate for the negative impact of the decline in DVD volumes and the price reductions related to contract renewals and/or planned contract price reviews in DVD Services.

Media Networks (advertising services to retailers and cinema theatres) revenues decreased by approximately 11% at constant rates in 2008. In the second half of 2008, revenues from the Media Networks activity suffered from the strong impact of the weak economic environment on the advertising market.

Broadcast Services (services to TV broadcasters) represented an increased share of Technicolor revenues in 2008 compared with 2007. The revenue growth from this activity reflected the strong momentum recorded by the Group in the Netherlands (“NOB-CMF”) and the positive impact of a contract gain in France.

2008 FORM 20-F – THOMSON GROUP / 62

Back to Contents

Thomson Grass Valley

Net revenues of Thomson Grass Valley totaled €2,381 million in 2008 compared with €2,679 million in 2007 representing a decline of 7.5% at constant currency. This evolution reflected a strong slowdown in the Broadcast & Networks business (Grass Valley) in the second half of 2008, with a deeper impact in the fourth quarter due to the negative impact of a weak demand and a tougher economic environment impacting order intake.

In its Access Products business, the Group recorded strong growth in shipments in 2008, driven by market share gains and improved product mix, especially with key Satellite and Cable customers in the United States. Revenues for Access Products declined in 2008 due to currency fluctuations and to price declines not fully compensated for by higher volumes and improved mix. Cable Access Products registered a strong growth in volumes with 7.5 million CSTBs and modems/eMTAs shipped in 2008 (2007: 5.2 million), driven by the contract signed with Comcast in July 2008 for the delivery of digital-to-analog adapters. The positive impact of the volumes increase in satellite STBs to 10.5 million in 2008 (2007: 10.1 million) was reinforced by an improvement in mix with an increased proportion of high-definition boxes, especially with a key customer in the U.S. These positive effects were offset by ongoing price declines. We sold 11.1 million access products for telecom operators (2007: 11.1 million), with stable volumes but further price declines. Overall, a total of 29.1 million set-top boxes, DSL/cable modems and gateways were sold in 2008, a strong increase on the 2007 total of 26.4 million units. The difference between the 2007 total of 26.4 million units and the total of 23.4 million units for 2007 previously released is explained by the fact that we now include cable modem/eMTA shipments.

In addition, the decision taken by the Group to exit from retail Telephony in North America led to a strong revenue decline in this activity, particularly in the second half of 2008.

Revenues from the Software Service Platform activity, principally Cirpack softswitches and the SmartVision IPTV/Mobile TV system, were stable compared with 2007.

Revenues of the Broadcast & Networks business were down substantially in 2008 compared to 2007. During the second half of 2008, the Broadcast & Networks business performed poorly, reflecting: (i) the global economic situation leading to a decline in capital expenditure spending from major customers and projects postponed; (ii) further impact of the delay of the Mustang head-end products; (iii) the end of product cycles for key routers and switchers equipment; and (iv) the decline in the Post-Production Solutions business which was sold in November 2008.

Technology

Net revenues of Technology totaled €392 million in 2008 compared with €445 million in 2007. Currency effects decreased consolidated net revenues of the division by €15 million in 2008, principally affecting the Licensing activity which has a significant proportion of revenues invoiced in U.S. dollars.

Revenues for the Licensing activity amounted to €380 million in 2008, a reduction of €53 million compared with €433 million in 2007. Currency effects decreased Licensing revenues by €14 million. 2008 revenues of the Licensing activities declined by 9% at constant currency. In 2008, Licensing revenues benefited from a stable revenue stream from the MPEG2 program (administrated through the MPEG-LA pool), which remains the most significant contributor to our Licensing revenues (approximately 40% of Technology’s revenues in 2008 compared with 30% in 2007). Other newer programs such as Digital TV contributed strongly. However, in the fourth quarter of 2008, Licensing revenues did not benefit from the same level of new contracts as in the same period in 2007 due to our decision to delay the signature of some new Digital TV contracts to extract better value from related patents. At the end of 2008, the Group had over 1,097 licensing contracts in place compared to 990 at the end of 2007 and 959 at the end of 2006.

Licensing revenues are based on estimates founded on license agreements. The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2008 and 2007, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 1.6% and 1.8%, respectively.

During the first half of 2008, the Group decided to exit from its loss-making Silicon Solutions activities.

The contribution of the Software & Technology Solutions activity remained limited in 2008.

2008 FORM 20-F – THOMSON GROUP / 63

Back to Contents

Corporate and Other

Corporate revenues (2008: €4 million and 2007: €6 million) mainly relate to services recharged to third parties and are not material to the Group revenues.

Revenues from Other continuing operations were €8 million in 2008 (2007: €10 million), reflecting mainly reduced external revenues from activities in our After-Sales business.

3.15.2   Profit (Loss) from Continuing Operations before Tax and Net Finance Costs

Profit (loss) from continuing operations before tax and net finance costs declined by €1,683 million to a loss of €(1,303) million in 2008. The loss from continuing operations is mainly attributable to €1,459 million of Goodwill impairments, write-offs and restructuring charges.

Given the significant impact of the assets impaired on the Company’s 2008 results, Thomson is presenting, with the aim to provide a more comparable view of the evolution of its operating performance, a set of adjusted indicators which exclude the non-cash impacts of this asset review, restructuring charges and non-cash financial charges. These adjustments, a summary of which is presented along with a description of the limitations of these indicators in section 3.15.9: “Adjusted Indicators”, amount to a negative impact on the Group’s profit from continuing operations before tax and net finance costs of €1,459 million for 2008, compared to a positive impact of €20 million for 2007.

Impairment Losses on Non-Current Operating Assets

In 2008, Thomson recorded impairment losses on non-current operating assets of €1,106 million, compared with €6 million in 2007:

•

impairment losses on Goodwill reached €739 million, and were mostly related to our Grass Valley business (€378 million) following the sharp degradation of market conditions and delays in development programs. The Goodwill in the Group’s DVD business was impaired by €139 million to reflect the decrease in volume and price pressure beyond what was estimated previously. The Goodwill in the Group’s Film Services and Content Services businesses was impaired by €143 million to reflect the price erosion in photochemical replication, and to integrate Thomson management’s decision to exit the Digital Cinema business to exhibitors in 2009. For further information, please see Note 9 to our consolidated financial statements;

•

write-offs of intangible assets reached €219 million, mostly related to the alignment of the value of customer relationships in our Technicolor activities with the pressure on volumes and pricing in physical media. Write-offs of tangible assets reached €136 million, mostly related to the anticipated exit from some activities that form part of our Film Services business activities and to the impact of capital expenditure requirements on the profitability of our Broadcast Services contracts. For further information, see Note 9 to our consolidated financial statements.

Other Income (Expense)

Other income (expense) amounted to an expense of €1,135 million in 2008 which included Goodwill and customer relationship impairment of €1,106 million, compared with income of €111 million in 2007 which included gains on the disposal of land and buildings amounting to €47 million relating to Technicolor and a gain of €63 million relating to U.S. medical benefit curtailment.

Cost of Sales

Cost of sales amounted to €3,904 million in 2008, a decrease of €347 million compared with a cost of sales of €4,251 million in 2007 mainly explained by lower sales. The reduction of material costs as a percentage of revenues was partially offset by slightly higher labor costs and other cost of goods sold, resulting in a gross margin of €936 million in 2008, or 19.3% of net revenues, compared with €1,289 million in 2007, or 23.3% of net revenues.

Restructuring Costs

Restructuring costs amounted to €204 million in 2008, compared with €82 million in 2007. In 2008, we launched an important restructuring plan in order to significantly reduce our cost base, mostly targeted at the Thomson Grass Valley activities (for example, the exit from retail Telephony in North America, the sale of the Digital Film Transfer equipment activity, the sale of the Genlis-based production facility) and cost reduction in Technicolor activities.

2008 FORM 20-F – THOMSON GROUP / 64

Back to Contents

Selling and Administrative Expenses

Selling and marketing expenses amounted to €306 million, or 6.3% of net revenues in 2008, an increase of €14 million compared with expenses of €292 million or 5.3% of net revenues in 2007.

Administrative expenses amounted to €359 million or 7.4% of net revenues in 2008, a decrease of €34 million compared with expenses of €393 million or 7.1% of net revenues in 2007. This decrease is due in part to the cost cutting efforts in the Thomson Grass Valley activities as well as in Technicolor.

Research and Development Expenses

Research and development expenses, which are net of external funding, amounted to €235 million or 4.9% of net revenues in 2008, a decrease of €18 million compared with expenses of €253 million or 4.6% of net revenues in 2007. Out of the total spending on research and development in 2008, €45 million was within Technology, which includes our Corporate Research operations.

Technicolor

Profit (loss) from continuing operations before tax and net finance costs for Technicolor amounted to a loss of €731 million in 2008, a decrease of €846 million compared with profit from continuing operations before tax and net finance costs of €115 million in 2007. This was largely attributable to increased impairment losses on non-current operating assets for Technicolor, amounting to €645 million in 2008, compared with a gain of €43 million in 2007.

Content Services and Film Services profitability suffered from the adverse effect of the Writers Guild of America strike at the beginning of 2008 and the anticipation by film studios of a potential Screen Actors Guild strike. Film Services also suffered from a delay in adapting the cost structure to lower volumes related to the previously announced loss of a film printing contract for a key customer in North America.

In DVD Services, ongoing cost reductions have almost fully offset the adverse impact of price and volume reductions and of the increase in raw material costs related to oil prices increases in 2008. DVD Services also benefited from growth in the Distribution activity, as well as growth in Blu-ray™ replication volume.

Broadcast Services (services to TV broadcasters) profitability was slightly down, mostly due to increased operational and depreciation charges on build-outs for the ITV contract in the U.K. location.

Media Networks (advertising services to retailers and cinema theatres) profitability was affected by the strong decrease in revenues resulting from the impact of the weak economic environment on the advertising market.

Restructuring costs amounted to €42 million in 2008 compared with charges of €71 million in 2007.

Thomson Grass Valley

Profit (loss) from continuing operations before tax and net finance costs for Thomson Grass Valley amounted to a loss of €617 million in 2008 compared with a profit of €28 million in 2007. This was mainly attributable to increased impairment losses on non-current operating assets for Thomson Grass Valley, amounting to €449 million in 2008, compared with a gain of €4 million in 2007.

In Access Products, the impact of price pressure was partially offset by significant cost improvements from new products introduction and savings in sourcing and by an improved product mix.

The Broadcast & Networks activities reflected weak market conditions, particularly in the second half of 2008 as the shortfall in revenues over the period had a significant negative effect on operating profitability.

Restructuring charges amounted to €112 million in 2008 compared with €11 million in 2007. The increase in restructuring charges in 2008 was due to the decision to exit the Group’s retail Telephony activities in North America and Grass Valley’s Digital Film Equipment product line.

Technology

Profit (loss) from continuing operations before tax and net finance costs for Technology amounted to €245 million in 2008, compared to €316 million in 2007, representing a profit margin of 62.5% in 2008 compared with 71.0% in 2007. The decrease in profitability was partly due to impairment losses on non-current operating assets and other non-current items for Technology which amounted to a loss of €22 million in 2008, compared with a gain of €7 million in 2007.

2008 FORM 20-F – THOMSON GROUP / 65

Back to Contents

Despite lower Licensing revenues, the continuing optimization of the cost base led to stability in the profit margin from continuing operations before tax, net finance costs, write-offs and impairments compared with 2007.

Restructuring charges amounted to €3 million in 2008 and were immaterial in 2007.

Corporate and Other

Profit (loss) before tax and net finance costs of the Group’s unallocated Corporate functions was a loss of €102 million in 2008 (2007: loss of €74 million). Restructuring costs amounted to €13 million in 2008 (2007: €2.2 million) and other non-current items amounted to a cost of €2 million in 2008 (2007: income of €9 million).

Profit (loss) before tax and net finance costs for our Other functions was a loss of €98 million in 2008 (2007: loss of €6 million including a one-time gain of €50 million from changes to healthcare plans). The Displays, Angers operations, Genlis decoders manufacturing (prior to their disposal) and After-Sales activities in the U.S. together contributed €59 million of this loss.

3.15.3   Net Finance Costs

Net finance costs comprising the total of net interest expenses and other financial expenses amounted to €396 million in 2008 (2007: €103 million)

Other Financial Income (Expense)

Other financial expenses for continuing operations totaled €306 million in 2008 (2007: €2 million including a €34 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond). This total includes a non-cash charge related to the impairment of our financial stake in Videocon of €151 million and €36 million of re-valuation of U.S. dollar hedge borrowings. See Note 10 “Net Finance costs” to our consolidated financial statements for further information.

Net Interest Expense

Net interest expense for continuing operations decreased to €90 million in 2008 (€101 million in 2007), mainly due to lower interest rates in 2008 offset by a higher average debt level in 2008 compared to 2007.

3.15.4   Income Tax

In 2008, the Group total income tax expense on continuing operations, including both current and deferred taxes, amounted to €106 million compared to €27 million in 2007.

The current tax charge in 2008 is notably the result of current taxes due in Australia, Mexico, the U.S. and Italy as well as withholding taxes on income earned by our Licensing activities, which were only partially credited against taxes payables in France. The implementation of the new tax treaty between France and Japan, led to a decrease in the withholding tax charge compared to 2007. The current income tax charge amounted to €16 million in France (reflecting mainly withholding taxes) and €24 million outside France.

In 2008, Thomson recorded a net deferred tax expense of €66 million due mainly to additional valuation allowance on deferred tax assets in some countries as a consequence of updated forecasts.

3.15.5   Share of Profit (Loss) from Associates

The Group recorded a €4 million share of loss from associates in 2008, compared to a profit of €1 million in 2007, related principally to NuTune, a joint venture between Thomson and NXP Semiconductors combining their respective tuner businesses.

3.15.6   Profit (Loss) from Continuing Activities

As a result of the factors discussed above, the Group’s recorded loss from continuing operations was €1,809 million in 2008, compared to a profit of €251 million in 2007.

3.15.7   Profit (Loss) from Discontinued Operations

The loss from discontinued activities recorded for 2008 was €124 million (2007: loss of €274 million), of which €79 million (2007: loss of €33 million) was related to the Silicon Solutions business; and €29 million, (2007: loss of €227 million) respectively was related to the AVA businesses.

2008 FORM 20-F – THOMSON GROUP / 66

Back to Contents

For further information, please see Note 12 to our consolidated financial statements.

3.15.8   Net Income (Loss) of the Group

As a result of the factors discussed above, consolidated net loss reached €1,933 million in 2008 (2007: €23 million). Loss due to minority interests was €3 million in 2008 (2007: €0 million). Group share of net loss was therefore €1,930 million (2007: €23 million). Total net loss per share, on a non-diluted basis, was €7.41 in 2008, compared to a total net loss per share of €0.16 in 2007.

3.15.9   Adjusted indicators

As announced on January 28, 2009, the Group has appointed PriceWaterhouseCoopers as independent appraiser to review its Goodwill and other types of assets, taking into account the changed market conditions in which the Group operates and the evolution of its strategic framework. Given the significant impact of the assets impaired on the Company’s 2008 results, Thomson is presenting, in addition to published results and with the aim of providing for 2008 a more comparable view of the evolution of its operating performance, a set of adjusted indicators which exclude the non-cash impacts of this asset review, restructuring charges and non-cash financial charges.

Adjusted profit (loss) from continuing operations before tax and net finance costs, “Adjusted profit (loss) from continuing operations before tax and net finance costs + Depreciation and Amortization” and “Adjusted net loss” are non-IFRS financial measures. Management used such adjusted indicators with the aim to reflect our operating performance on a basis which would be more comparable to the 2007 results than the actual 2008 results. Management used these adjusted indicators to compare the performance of our business year-on-year.

We are aware of these limitations in the use of the adjusted indicators and have used them to evaluate our business performance only in conjunction with actual results. You should not place undue reliance on those non-IFRS financial measures or regard them as a substitute for the nearest IFRS mesures. In addition, the adjusted indicators presented in this Annual Report may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Further, these non-IFRS financial measures are not meant to be predictive of future results, cash flows or financial position.

Total P&L adjustments, a summary of which is presented in the following table, amount to a positive impact of €1,646 million for 2008 and a negative impact of €54 million for 2007.

2008 FORM 20-F – THOMSON GROUP / 67

Back to Contents

RECONCILIATION OF ADJUSTED INDICATORS

(in € millions)	2008	2007	Change
Profit (loss) from continuing operations before tax and net finance costs	(1,303)	380	(1,683)
Write-offs included in cost of sales and operating expenses	(120)	(9)
Restructuring charges, net	(204)	(82)
Impairment losses on non-current operating assets	(1,106)	(6)
Other income / (expense)	(29)	117
Adjusted profit (loss) from continuing operations before tax and net finance costs	156	360	(204)
As a % of revenues	3.2%	6.5%
Depreciation and amortization (1)	370	376	(6)
Adjusted profit (loss) from continuing operations before tax and net finance costs + Depreciation and Amortization	526	736	(210)
As a % of revenues	10.9%	13.3%
Net loss (Group share)	(1,930)	(23)	(1,907)
Total adjustments included in adjusted profit (loss) from continuing operations before tax and net finance costs	1,459	(20)
Non-cash adjustments to financial costs (2)	187	(34)
Total P&L adjustments	1,646	(54)
Adjusted net loss (Group share)	(284)	(77)	(207)

(1)

After deduction of €8 million of adjustments in “Write-offs included in cost of sales and operating expenses”.

(2)

For 2007: change in fair value of embedded derivative in SLP convertible bond. For 2008: impairment of the financial stake in Videocon and reevaluation of U.S. dollar hedge borrowings.

Adjusted profit from continuing operations before tax and net finance costs + Depreciation and Amortization declined from €736 million in 2007 to €526 million in 2008. This decline was partly related to the decrease in revenues recorded in 2008, and partly related to delays in adjusting the Group’s cost base to lower activity, particularly in the Film Services and broadcast and network equipment activities.

Adjusted net loss (Group share) was €284 million in 2008 compared with adjusted net loss of €77 million in 2007, a decline of €207 million.

3.16    Results of Operations for 2007 and 2006

The Group’s revenues and profit from continuing operations before tax and net finance costs for the years 2007 and 2006 are presented below for each of the divisions – Technicolor, Thomson Grass Valley and Technology – and for Corporate and the non-core Other segment. The results of discontinued operations are presented separately under section 3.16.7: “Profit (Loss) from Discontinued Operations”.

Our results are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from the results for continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported revenues and profit from continuing operations before tax and net finance costs for Thomson for 2006 were €5,854 million and €479 million respectively, of which €163 million of revenue and a loss of €73 million, respectively, were from activities since treated as discontinued in 2008 (principally our residual displays components activity at Genlis, European after-sales activities and the Silicon Solutions business) – see Note 4 to our consolidated financial statements for further details. The analysis below uses these restated figures.

2008 FORM 20-F – THOMSON GROUP / 68

Back to Contents

3.16.1   Analysis of Net Revenues

Thomson’s net revenues for the Group for 2007 were €5,540 million, a decrease year-on-year of €151 million or 2.7% (2006: €5,691 million). Currency movements, principally the weaker U.S. dollar, decreased revenues for the year by €245 million. Group revenues for the year excluding currency movements therefore increased 1.7% year-on-year.

The decrease at actual exchange rates resulted from slightly lower revenues in each segment. Within Thomson Grass Valley revenue growth in the Access Products activities was more than offset by a fall in revenues from the Broadcast & Networks activities, while in Technicolor lower revenues from the physical media activities (Film Services and DVD Services) were partially offset by higher revenues in the electronic businesses in the division (Content Services, Broadcast Services, Media Networks and Electronic Distribution Services).

2007 acquisitions had an immaterial effect on 2007 revenues. Our acquisition of NOB-CMF in the fourth quarter 2006 in Broadcast Services contributed €53 million to Technicolor revenues in 2007, compared to €14 million in 2006.

Technicolor

Consolidated net revenues for Technicolor totaled €2,400 million in 2007 compared with €2,489 million in 2006, including a significant adverse impact of exchange rate variations of €123 million. Consolidated net revenues of Technicolor at constant 2006 exchange rates grew by 1.3%. This growth reflected strong growth in Broadcast Services and Media Networks and more modest growth in Film Services & Content Services, while the rise in DVD volumes and higher revenues in the DVD distribution activity were outweighed as expected by the negative impact of price reductions related to contract renewals in DVD Services, which tend to be greater in the first year of such renewed contracts.

The Content Services activities experienced organic revenue growth in visual effects (VFX) and in higher-end services such as digital intermediates (“DI”) while maintaining focus on integrating its various units into a more efficient organization. In 2007 this activity started to address the Indian and Chinese markets, including the investment in Paprikaas and the related strategic alliance with DreamWorks Animation to develop animation capabilities in India. Content Services experienced some minor revenue losses in the latter months of 2007 as a result of the recent strike by members of the Writers’ Guild of America. The Electronic Distribution Services operation was strengthened during second half 2007 with the acquisition of SyncCast, a provider of end-to-end solutions for the online distribution of digital content over IP networks, but revenues are not yet material.

Our physical media sales (DVD Services and Film Services) accounted for approximately 72% of total sales in Technicolor in 2007, compared to approximately 75% in 2006.

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

Broadcast Services revenues in 2007 grew significantly, principally with the expansion of our activities in Broadcast Services in Europe. The biggest contributors to this growth were a full year of operation of the playout facility in The Netherlands acquired in fourth quarter 2006 and the contract with ITV awarded at the start of 2007. Within Media Networks, our retail media networks revenues were at the same level as last year in North America while several initiatives were taken to expand our activities in Brazil and in Europe, notably in Poland.

Revenues from electronic media services (Content Services, Broadcast Services, Media Networks and Electronic Distribution Services) represented approximately 28% of total sales of Technicolor in 2007 (continuing the trend from 25% in 2006) reflecting the higher relative contribution from the growing electronic media services activities.

2008 FORM 20-F – THOMSON GROUP / 69

Back to Contents

Thomson Grass Valley

Consolidated net revenues for Thomson Grass Valley were broadly flat year-on-year at €2,679 million for 2007, compared to €2,684 million for 2006. This result includes a negative impact of exchange rate variations of €90 million. Consolidated net revenues of Thomson Grass Valley increased by 3.2% in 2007 at constant 2006 exchange rates.

This overall performance reflected growth in the Access Products activities and a drop in revenues from the Broadcast & Networks activities. Access Products, accounting for around 76% of the division’s revenues, increased sales with cable and telecom customers, but fourth quarter 2007 saw a decline in revenues compared to the same period in 2006. Broadcast & Networks faced weaker market conditions early in the first half of 2007, compounded by late new product introductions. Despite an improvement in the third quarter of 2007, activity was again weak in the fourth quarter of 2007. Overall, therefore, revenues from the Broadcast & Networks activities declined year-on-year.

Revenues in Access Products grew in 2007 with cable, satellite and telecom customers, partially offset by some decline in revenues from telephony & home networking. Cable set-top boxes registered volume growth with 2.3 million cable set-top boxes (2006: 2.0 million) and an improvement in product mix, from sales of products with a higher ASP (average selling price). The volume decrease in satellite set-top boxes to 10.1 million in 2007 from 11.1 million in 2006 was more than outweighed by the improved mix with an increased proportion of high definition (HD) boxes. We sold 11.1 million access products for telecom operators (2006: 10.0 million), with the volume increase being offset to some extent by price declines. Overall, a total of 26.4 million set-top boxes, DSL modems and gateways were sold in 2007, an increase on the 2006 total of 23.2 million units, and with an improved mix overall. In addition the Group began delivering eMTAs in the U.S. (dual play modems for cable customers). The difference between the 2007 total of 26.4 million units and the number of 23.4 million units for 2007 previously released is explained by the fact that we now include cable modem/eMTA shipments.

In satellite, volumes sold in the U.S. slightly decreased year on year but the proportion of HD devices grew. The growing transition to HD products (including HD PVRs), which generally command a higher ASP than non HD products, offset unfavourable volume effects and ongoing price declines. DIRECTV remained the largest customer of the division. The business continued to expand in other markets in 2007, especially in Latin America, and also pursued its development with Asian satellite broadcasters, notably India’s TataSky and Malaysia’s Astro.

Sales of cable access products grew significantly year-on-year. Our successes in 2007 included the delivery of integrated triple play boxes to Portugal’s TV Cabo and initial shipments of eMTAs (dual-play modems) to Comcast in the United States. Overall, the Group consolidated its leadership in EMEA and Latin America based on volume and value.

Thomson’s business with telecom customers continued to grow during 2007. The roll-out of the France Telecom Livebox™ continued successfully in 2007 with introduction of a more sophisticated device. Overall, improved volumes continued to offset continuing price erosion. Our telephony & home networking business increased volumes in DECT (Digital Enhanced Cordless Telecommunications) partially offsetting price erosion.

Revenues from Software Service Platform, principally Cirpack softswitches and the SmartVision IPTV/Mobile TV system, decreased in 2007 compared to 2006 due primarily to the slow rollout of IPTV and Mobile TV services.

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

2008 FORM 20-F – THOMSON GROUP / 70

Back to Contents

Technology

Consolidated net revenues for Technology amounted to €445 million in 2007, a decline of €11 million compared with €456 million in 2006. Currency effects decreased consolidated net revenues of the division by €31 million in 2007, principally affecting the Licensing activity which has a significant proportion of revenues invoiced in U.S. dollars.

Consolidated net revenues for the Licensing activity amounted to €433 million in 2007, a reduction of €12 million compared with €445 million in 2006. Currency effects decreased Licensing revenues by €31 million. Underlying this performance were strong performances in the newer Licensing programs, offsetting decreases in older programs such as analog TV. The most significant contributor to our Licensing revenues in 2007 was again the MPEG2 program (administrated through the MPEG-LA pool), which increased to account for approximately 30% of Technology’s revenues in 2007 (2006: 24%). Other newer programs contributed strongly, in particular Digital TV in North America, which increased significantly in 2007 compared to 2006. Trademark revenues also increased from a small base. At the end of 2007, the Group had over 990 licensing contracts in place compared to 959 at the end of 2006.

Licensing revenues are based on estimates based on License agreements. The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31,2007 and 2006, measured as a percentage of the total Licensing revenues, amounted to an excess of actual over estimated revenue of 1.8% and 1.8%, respectively.

The contribution of our Software & Technology Solutions activity remained limited.

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

3.16.2   Profit from Continuing Operations before Tax and Net Finance Costs

Cost of net revenues amounted to €4,251 million in 2007, a decrease of 2.1% compared with cost of net revenues of €4,342 million in 2006. This reduction was less than the decrease in revenues of 2.6%, resulting in a gross margin of €1,289 million in 2007, or 23.3% of net revenues, compared with €1,349 million in 2006, or 23.7% of net revenues. This reduction in gross margin, most notably reflected lower gross margin in the Broadcast & Networks activities in Thomson Grass Valley.

Selling and marketing expenses amounted to €292 million, or 5.3% of net revenues in 2007, an increase of 7% compared with €273 million or 4.8% of net revenues in 2006 due largely to increased selling and marketing efforts that have not yet resulted in corresponding increases in revenues.

Administrative expenses amounted to €393 million or 7.1% of net revenues in 2007, an increase of 3.4% compared with €380 million or 6.7% of net revenues in 2006. This increase is due in part to increased levels of expenses in the Group’s early stage businesses such as the Broadcast Services activities in Technicolor.

Other expenses and income, excluding selling and marketing and general and administrative expenses, amounted to income of €29 million in 2007, compared with income of €100 million in 2006. This is due to the lower impact of post-retirement benefit obligations, while higher restructuring was largely offset by higher gains on the disposal of land and buildings, as described below. Restructuring charges in continuing operations amounted to €82 million in 2007, compared with €65 million in 2006. In 2007, Thomson completed an important restructuring plan within its DVD Services activities in order to significantly reduce manufacturing cost base in the United States and Europe. As a result, restructuring charges in Technicolor amounted to €71 million in 2007 (compared to €30 million in 2006). In 2007 we recorded gains on the disposal of land and buildings amounting to €47 million (2006: €23 million) relating to Technicolor.

During 2007 the Group continued to implement the realignment of medical and healthcare plans begun in 2006. The actuarial liability for post-retirement obligations on the Group’s balance sheet reduced by €169 million to €403 million, and a gain of €63 million was credited to profit from continuing operations before tax and financial result (2006: €167 million), of which €50 million was recorded in the Other segment with the balance mainly in Thomson Grass Valley.

2008 FORM 20-F – THOMSON GROUP / 71

Back to Contents

Research and development (R&D) expenses for continuing operations (net of external funding) amounted to €253 million in 2007, or 4.6% of net revenues in 2007, compared with €243 million or 4.3% in 2006. Out of the total spending on research and development in 2007, €47 million was within Technology, which includes the Group’s Corporate Research operations.

Depreciation and amortization related to continuing activities (including amortization of contract advances and customer relationships) of €376 million in 2007 (compared with €447 million in 2006).

As a result of the evolution of these expenses combined with a decrease of 2.6% in revenues (including the negative effect of exchange rate fluctuations), the Group’s consolidated profit from continuing operations before tax and net finance costs reached €380 million in 2007 (2006: €552 million). This decrease reflected notably the higher level of restructuring costs in Technicolor and sharply lower profitability in Thomson Grass Valley, in particular the Broadcast & Networks activities which were loss-making in 2007.

Technicolor

Profit from continuing operations before tax and net finance costs for Technicolor amounted to €115 million in 2007 compared with €160 million in 2006. The division’s 2007 profit margin was 4.8% compared with a 2006 profit margin of 6.4%. Savings from restructuring and cost-control actions, as well as process transformation initiatives in DVD Services, Film Services and Content Services, did not fully offset restructuring charges of €71 million (2006: €30 million), the impact of lower pricing in the DVD business following recent contract renewals, and spending on the newer electronic media activities. The €57 million gross cash costs of the restructuring actions in 2007 were covered by the proceeds received through related real estate sales, notably the Camarillo site in California.

In Content Services and Film Services, the positive effects of process and efficiency improvements, and the continuation of film volume shifts to lower cost facilities were outweighed by the impact of restructuring charges and other costs related to sites optimization and consolidation programs. The 2007 results reflect start-up costs in India and China in Content Services activities, as well as the continuation of investment in digital cinema beta-tests deployed for various clients.

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

In Broadcast Services and Media Networks, revenue growth has generated additional profit compared with last year and has helped finance the retail media networks start-ups in Brazil and in Europe.

Overall we estimate that one-time items have reduced the profitability of Technicolor by a net amount of €10 million in 2007, including most notably restructuring costs of €71 million, the profit on the Camarillo disposal of €36 million and the credit in DVD Services referred to above in the amount of €14 million.

Thomson Grass Valley

Profit from continuing operations before tax and net finance costs for Thomson Grass Valley amounted to €28 million in 2007 compared with €132 million in 2006. The division’s 2007 profit margin was 1.1% compared with a 2006 profit margin of 4.9%.

In Access Products, underlying profitability improved in 2007. The transition to high definition products in 2007 improved product mix and helped offset price erosion on like-for-like products. Profitability was held back by the weaker activity in fourth quarter 2007, compared to the corresponding period in 2006, as customers began to reduce inventory levels.

The Broadcast & Networks activities were loss-making for the year, after recording a profit in 2006. This reflects an operating loss and includes one-time costs taken in both first half 2007 and in second half 2007. The performance for the year reflected weaker than expected market conditions and problems with new product introductions, particularly in the first half. The losses for second half 2007 were lower than in first half 2007 but the shortfall in revenues in fourth quarter 2007 versus expectations (and compared to the corresponding period in 2006) had a significant negative effect on operating profitability and outweighed the initial effects of cost reduction programs initiated after the first half loss. The one-time items included non-cash inventory write-downs.

2008 FORM 20-F – THOMSON GROUP / 72

Back to Contents

Technology

Profit from continuing operations before tax and net finance costs for Technology amounted to €316 million in 2007, compared to €322 million in 2006, representing a profit margin of 71.1% in 2007 compared with 70.6% in 2006.

In 2007, the profit before tax and finance costs of our Licensing activity was €363 million compared to €368 million in 2006, a decrease of €5 million. The profit margin for Licensing was 83.8% in 2007 compared with a margin of 82.7% in 2006. During the year, the Licensing activity increased its focus on optimizing the cost-efficiency of its patent application and maintenance operations.

The total research costs accounted for within Technology amounted to €47 million in 2007, a slight decrease from €50 million in 2006.

Corporate and Other

The charge before interest and finance costs of the Group’s unallocated Corporate functions was €74 million in 2007 (2006: €77 million).

Other continuing operations reported a loss of €6 million in 2007 (2006: profit of €15 million). One-time gains of €50 million from changes to healthcare plans more than offset the continuing losses in Other continuing operations. Various other one-time items affecting the profit from Other continuing operations are estimated to total an aggregate charge of €16 million.

3.16.3   Net Finance Costs

Net finance costs comprising the total of net interest expense and other financial expenses amounted to €103 million in 2007 (2006: €202 million)

Net Interest Expense

Net interest expense for continuing operations reached €101 million in 2007 (2006: €90 million), principally reflecting higher euro interest rates in 2007 despite a slightly lower level of average debt in 2007 compared to 2006.

Other Financial Expenses

Other financial expenses for continuing operations totaled €2 million in 2007 (2006: €112 million, including a charge of €70 million relating to our holding in TCL Multimedia). This total includes a €34 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond (2006: gain of €4 million).

3.16.4   Income Tax

In 2007, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to €27 million compared to zero in 2006.

The current income tax charge of €53 million in 2007 (2006: €59 million) is notably the result of current taxes due in Australia, Canada and the U.K., as well as withholding taxes on income earned by our Licensing activity, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge. The current income tax charge amounted to €26 million in France (reflecting mainly withholding taxes) and €27 million abroad.

In 2007, Thomson recorded a net deferred tax income of €26 million (2006: €59 million) primarily due to (1) the recognition of previously unrecognized deferred tax assets amounting to €139 million and corresponding to the tax losses in France, as a result of improved visibility over future Licensing income stream in France, once the loss-making activities had been disposed of or shut down and (2) an impairment charge of €100 million resulting from the downward revision in our estimates of the taxable income expected in the short-term in the U.S.

The current income tax charge in 2006 was notably the result of current taxes due in The Netherlands, the United States, Australia, Mexico and Canada, as well as withholding taxes on income earned by our Licensing activity, which were only partially credited against taxes payable in France, and therefore were mainly booked as an income tax charge.

2008 FORM 20-F – THOMSON GROUP / 73

Back to Contents

In 2006, Thomson recorded a net deferred tax income of €59 million primarily due to recognition of additional tax assets in France notably because of the end of the Japanese withholding tax on patents income in future years.

3.16.5   Share of Profit (Loss) from Associates

Following the sell down of the majority of the Group’s stake in TCL Multimedia in 2006 there was no material share of profit or loss from associates in 2007, compared to a loss of €86 million in 2006 related principally to the Group’s then holding in TCL Multimedia at that time.

3.16.6   Profit from Continuing Activities

As a result of the factors discussed above, the Group recorded a profit from continuing operations of €251 million for 2007 compared to €264 million in 2006.

3.16.7   Profit (Loss) from Discontinued Operations

The results for 2007 and 2006 include activities treated as discontinued operations under IFRS 5, principally the Silicon Solutions business (which was reclassified as discontinued activities during 2008), Audio-Video (AV) and Accessories businesses (together AVA) and the Group’s residual displays components activity based at Genlis and European after-sales activities (which were reclassified as discontinued activities during 2007). The comparative figures for 2006 have been adjusted accordingly to reflect this change of perimeter in accordance with IFRS.

The total loss attributable to discontinued operations for 2007 was €274 million, of which €33 million related to the operations reclassified as discontinued during 2008 (2006: loss €209 million, of which €25 million was attributable to the operations reclassified during 2008). The bulk of the 2007 charge related to the operating losses and write-downs on the disposal/exit from the AVA businesses recorded during 2007, in particular the losses relating to the exit from the European AVA operations.

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

The 2007 loss from discontinued activities of €274 million led to a net cash outflow in 2007 of €180 million in respect of discontinued activities. For further information, see Note 12 “Discontinued Operations” to our consolidated financial statements.

3.16.8   Net Income of the Group

After taking account of the negative impact of the loss from discontinued operations of €274 million (2006: loss of €209 million), the Group consolidated net loss was €23 million for 2007 (2006: profit of €55 million). Net loss per share, on a non-diluted basis, was €0.16 in 2007, compared to a net earnings per share of €0.14 in 2006.

2008 FORM 20-F – THOMSON GROUP / 74

Back to Contents

3.17    Liquidity and Capital Resources

3.17.1   Cash Flows

(in € millions)	2008	2007	2006
Net operating cash generated from / (used in) continuing activities	(156)	483	548
Net operating cash used in discontinued operations	(162)	(202)	(133)
Net cash from / (used in) operating activities	(318)	281	415
Net investing cash used in continuing activities	(330)	(162)	(303)
Net investing cash generated from / (used in) discontinued operations	(21)	23	(163)
Net cash used in investing activities	(351)	(139)	(466)
Net financing cash generated from / (used in) continuing activities	870	(860)	383
Net financing cash used in discontinued operations	-	(1)	(10)
Net cash from / (used in) financing activities	870	(861)	373
Net (decrease) / increase in cash and cash equivalents	201	(719)	322
Exchange losses on cash and cash equivalents	(4)	(20)	(7)
CASH AND CASH EQUIVALENTS AT DECEMBER 31	769	572	1,311

Net Cash generated from / (used in) Operating Activities

Net cash used in operating activities was €318 million in 2008, compared to €281 million generated from operating activities in 2007 (€415 million generated from operating activities in 2006), mainly attributable to a significant decline with respect to our continuing operations.

Continuing Operations

Net operating cash used in continuing operations amounted to €156 million in 2008, compared to €483 million generated from continuing operations in 2007 (€548 million generated from continuing operations in 2006). This decline reflects:

•

a reduced use of factoring €(250) million for Thomson Group compared to 2007 and client advances as well as the gradual alignment of the supplier payment cycle with contractual terms, all made necessary in the context of a more difficult trading environment and a more restrictive credit market;

•

working capital and other assets and liabilities (including contract advances) had a negative impact of €327 million in 2008 compared to a positive impact of €55 million in 2007 (a negative impact of €8 million in 2006);

•

cash used in restructuring of continuing operations was €58 million in 2008, compared with €87 million in 2007 (€52 million in 2006);

•

net interest (corresponding to net interest paid and received) amounted to €83 million paid in 2008, compared to €84 million in 2007 (€78 million in 2006; an additional €59 million was paid in 2006 in respect of accrued interest on convertible bonds issued in October 2000); and

•

cash taxes paid amounted to €37 million in 2008, compared with €69 million in 2007 (€42 million in 2006).

Loss from continuing operations in 2008 was €1,809 million, compared to a profit of €251 million in 2007 (€264 million in 2006). Non-cash elements included are mainly impairment of assets amounted to €1,155 million in 2008 compared to €22 million in 2007 (€3 million in 2006), depreciation and amortization of €537 million in 2008, compared to €375 million in 2007 (€447 million in 2006) and an increase in provisions of €129 million, compared to a reduction of €130 million in 2007 (€155 million in 2006).

Discontinued Operations

Net operating cash used in discontinued operations was €162 million in 2008, compared to €202 million in 2007 (€133 million in 2006).

2008 FORM 20-F – THOMSON GROUP / 75

Back to Contents

Net Cash generated from/(used in) Investing Activities

Net cash used in investing activities was €351 million in 2008, compared to €139 million in 2007 (€466 million in 2006).

Continuing Operations

The increase in net investing cash used in continuing activities to €330 million in 2008 from €162 million in 2007 (€303 million in 2006) was driven primarily by a lower cash inflow from proceeds from sale of assets of €6 million in 2008 compared to €111 million in 2007 and also from cash collateral granted to third parties (€35 million in 2008 compared to 0 in 2007 and 2006). Other factors included:

•

gross tangible and intangible capital expenditures amounting to €280 million in 2008 compared to €264 million in 2007 (€268 million in 2006). Net capital expenditures amounted to €274 million in 2008, compared with €153 million in 2007 (€198 million in 2006) due to cash received from tangible and intangible asset disposals which was only €6 million in 2008, compared to €111 million in 2007 (€70 million in 2006). The largest of these disposals in 2007 was of the Camarillo site in California, USA;

•

cash outflow for the acquisition of subsidiaries (net of cash acquired) was €16 million. See Note 35 to our consolidated financial statements for more information regarding the cash impact of these acquisitions; and

•

lower proceeds earned from sale of investments and marketable securities of €(2) million in 2008, compared to €42 million in 2007 (€133 million in 2006).

Discontinued Operations

Net investing cash outflows in discontinued operations were €21 million in 2008, compared to €23 million of cash generated in 2007 (€163 million of cash used in 2006).

Net Cash generated from/(used in) Financing Activities

Net cash generated from financing activities amounted to €870 million in 2008 compared to €861 million used in 2007 (€373 million generated in 2006). All of the net cash generated was related to our continuing operations.

Continuing Operations

Net financing cash generated from continuing operations was €870 million in 2008, compared with €860 million of net financing cash used in 2007 (€383 million generated in 2006). The cash generated in 2008 was principally due to the proceeds from borrowings, primarily drawings on our syndicated credit facility, for an amount of €1,610 million offset by the repayment of convertible bonds for an amount of €367 million, the repayment of other debt for an amount of €345 million and the payment of €29 million in dividends and distributions to holders of deeply subordinated bonds.

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

Discontinued Operations

There was no net financing cash used by discontinued operations in 2008 compared to €1 million used in 2007 (€10 million used in 2006).

Cash and Cash Equivalents

As a result of the factors discussed above, we experienced a net increase of cash and cash equivalents of €201 million in 2008 compared to a decrease of €719 million in 2007 (increase of €322 million in 2006) before the effect of exchange rate differences. Cash and cash equivalents amounted to €769 million at the end of 2008 compared to €572 million at the end of 2007 (€1,311 million at the end of 2006).

2008 FORM 20-F – THOMSON GROUP / 76

Back to Contents

3.17.2   Financial Resources

Please see Note 26 to our consolidated financial statements.

The table below summarizes Thomson’s liquidity situation at December 31, 2008. In the table below the private placements, the interest rate swaps and the amounts drawn from the syndicated credit facility are shown at their original maturities even though they are considered as current due to the breach of the financial covenants, as described in more detail in Notes 24, 26.5(a) and 26.5(g) to our consolidated financial statements.

	Type of interest rate (1)	Amount at December 31, 2008 (in € millions)	First maturity	Existence of hedges (2)
Private placement (Senior notes)	Fixed	750	June 30, 2010	Yes (3)
Private placement (Senior notes)	Floating	286	May 17, 2009	No
Other non-current debt	Various	22	Various	No
Drawings on committed credit facility	Floating	1,733	0 to 3 months (4)	No
Other current debt	Floating	93	0 to 3 months	No
TOTAL DEBT		2,884
Available cash and deposits (5)	Floating	719	0 to 1 month	No
Available committed credit facility	Floating	15 (6)	June 22, 2010	No
TOTAL LIQUIDITY		734

(1)

Interest rate is considered floating if remaining period for which the rate is fixed is less than 1 year.

(2)

Interest rate hedges covering debt.

(3)

€556 million swapped to floating rate and €284 million further protected with caps.

(4)

Drawings have short-term maturities of less than 3 months but the facility matures (excluding the impact of the breach of covenants and other limitations described in more detail below) in June 2010 for €100 million, June 2011 for €256 million and June 2012 for €1,394 million.

(5)

Cash and deposits net of restricted deposits.

(6)

€1,733 was drawn on our €1,750 million committed credit facility as of December 31, 2008 but the available amount is only €15 million due to the difference in exchange rates for the portion drawn in U.S. dollars between the exchange rate on the drawing date and the rate on December 31, 2008.

Gross financial debt totaled €2,884 million at the end of 2008 compared with €1,823 million at the end of 2007. At December 31, 2008, financial debt comprised primarily notes placed privately with institutional investors for the equivalent of €1,036 million (€1,014 million at December 31, 2007) and the €1.733 billion drawn under the €1.75 billion syndicated credit facility, compared to €100 million at December 31, 2007. Financial debt due within one year amounted to €2,862 million at the end of 2008, compared with €745 million at the end of 2007.

Covenant Breach

The private placement notes issued by us to institutional investors in a total amount of €1,036 million have two financial covenants: (i) the maximum ratio of net debt to net worth must not exceed 1 and (ii) the ratio of profit from continuing operations before tax, finance and restructuring costs to adjusted net interest expense must be at least 3.

According to the Group’s audited 2008 consolidated financial statements, available on April 30, 2009, the Group is in breach of these convenants. The Group is also in breach, at such date, of certain limitations with respect to the negative pledge and the limit on subsidiary indebtedness, which are contained in its syndicated credit facility of €1.75 billion (of which €1.733 billion was drawn on December 31, 2008) and the private placement notes. Finally, the syndicated credit facility contains a cross acceleration clause pursuant to which the lenders under the syndicated credit facility may accelerate repayment of their debt in the case of a default (other than a payment default, for example a breach of covenant) with respect to indebtedness of the Group in an amount greater than €25 million, if the holders of such debt also cause the accelerated payment of their debt.

Having anticipated the breach of the covenants mentioned above, Thomson notably negotiated a series of waivers with its creditors, by which such creditors temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009. For more information on the breach of the covenants, see Note 3.1 to our consolidated financial statements, and Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors - Risks related to our financial restructuring”.

2008 FORM 20-F – THOMSON GROUP / 77

Back to Contents

Principal Terms of the Waivers

The Group has obtained a series of waivers a series of covenant breaches under its private placement notes and syndicated credit facility, including covenants requiring the net debt to net worth ratio as at December 31, 2008 not to exceed 1:1, until 16 June 2009, the date at which the Group will hold its Annual General Meeting.  By obtaining these waivers, the Group has avoided potential acceleration of substantially all of its senior debt during the waiver period.  In addition, until the end of the waiver period we have obtained from the relevant creditors a deferral of the obligation to repay $92,500,000 principal amount under certain of our private placement notes that was otherwise due to be repaid on May 17, 2009.

The waivers may terminate earlier than June 16, 2009 upon the occurrence of certain events, including if we discharge any indebtedness (subject to certain exceptions), secure any currently unsecured Group indebtedness or commence or are subject to any court insolvency proceeding.  In connection with the granting of the waivers, the Group will pay additional interest and fees and will also make certain interest payments earlier than scheduled.

The waivers constitute an important step which maintains a stable framework for the Group to continue discussions on the restructuring of its balance sheet, which started in February 2009.  If these negotiations are not successful during the waiver period or if the Group’s creditors are not willing to extend the waivers, the Board of Directors may, in order to avoid the risk of an accelerated repayment of its financial debt, request the opening of a sauvegarde proceeding under the provisions of articles L. 620-1 et seq. of the Code de commerce (French Commercial Code). Such proceeding will have the effect of providing the Company with the protections offered by law (suspension of legal actions against the Company and a prohibition against paying debts existing as of the date of the opening of the proceeding) and with a stable legal framework for the Company to pursue the negotiations with respect to the restructuring of its debt.

Deeply Subordinated Bonds

Our financial debt of €2,884 million excludes our 5.75% (5.85% yield to first call date) €500 million deeply subordinated bonds issued in September 2005. Because of their perpetual and subordinated nature, these bonds are recorded under IFRS in shareholders’ equity for the net value received of €492 million (representing the issue price minus the offering discount and fees). On any interest payment date, payment of interest is optional only if we do not declare and pay a dividend at the most recent Shareholders’ Meeting and we have not repurchased our shares in the preceding six months. The bonds are perpetual and have no stated maturity date; they may, however, be redeemed at the issuer’s option in certain conditions, in particular (i) on or after September 25, 2015, (ii) at any time in the event of a change of control of Thomson or (iii) as a result of certain tax reasons. These bonds provide that if there is a change of control and the rating for our senior unsecured obligations is downgraded by one full notch by either Moody’s or S&P such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P, then we may redeem the bond at no penalty. However, should we decide not to redeem, the coupon rate increases by 5 percentage points. Even though our senior credit rating (S&P: CC and Moody’s: Caa3) is currently below investment grade (S&P: BBB- and Moody’s: Baa3), this provision does not apply because no change of control has occurred. For more information on these bonds, see Note 23.4 to our consolidated financial statements.

Ratings

We use the services of rating agencies to help investors to evaluate our credit quality and rate our debt.

The rating agency Standard & Poors (S&P) issues to us: (1) a general corporate credit rating which covers our long-term senior unsecured debt and credit lines as well as our convertible notes issued in 2000 and 2002 (long-term rating), (2) a short-term credit rating (short-term rating) and (3) a specific rating covering our deeply subordinated bonds issued in September 2005 (rating on our deeply subordinated bonds).

In March 2008, after having put our rating on credit watch following the announcement of our 2007 results, S&P reduced our long-term rating from BBB- to BB, our short-term rating from A-3 to B and the rating on our deeply subordinated bonds from BB to B. S&P maintained the negative outlook on our rating. In May 2008, S&P lowered our long-term rating to BB- and the rating on our deeply subordinated bonds to B-; our short-term rating was maintained at B and the outlook was maintained as negative.

In August 2008, S&P reduced our long-term rating to B+ and the rating on our deeply subordinated bonds to CCC; our short-term rating was maintained at B and the outlook as negative. In December 2008, S&P lowered our long-term rating to B and the rating on our deeply subordinated bonds to CCC- and the ratings were placed on credit watch with negative implications; our short-term rating was affirmed at B. In January 2009, S&P lowered our long-term rating to CC, the rating on our deeply subordinated bonds to C and our short-term ratings to C; the ratings were removed from credit watch and the outlook was negative.

2008 FORM 20-F – THOMSON GROUP / 78

Back to Contents

The rating agency Moody’s issues to us (1) a general issuer rating covering the long term debt issued by us (issuer rating) which was replaced in March 2008 by a Corporate Family Rating (corporate rating) and (2) a specific rating covering our deeply subordinated bonds issued in September 2005 (rating on our deeply subordinated bonds).

In March 2008, after having put our rating on review following the announcement of our 2007 results, Moody’s reduced our issuer rating from Baa3 (outlook negative) to Ba1 (outlook stable) and announced that this rating – in accordance with Moody’s methodology for non investment grade ratings – would become a corporate rating (Corporate Family Rating). Moody’s also reduced the rating on our deeply subordinated bonds from Ba2 to Ba3.

Subsequently, on April 1, 2008, Moody’s changed the outlook on Thomson from stable to negative, and on April 18, 2008 downgraded our corporate rating to Ba2 and downgraded the rating on our deeply subordinated bonds to B2; the negative outlook was maintained.  In July 2008, Moody’s put our ratings on review for possible downgrade and in August 2008, Moody’s downgraded our corporate rating to B1 and the rating on our deeply subordinated bonds to Caa1 with a stable outlook.  In October 2008, Moody’s changed the outlook to negative.  In January 2009, Moody’s lowered our corporate rating to Caa3 and the rating on our deeply subordinated bonds to C. The outlook was maintained as negative.

Our syndicated credit facility has a ratings grid whereby the margin changes as the S&P rating varies between A and BBB-; for ratings above A or below BBB-, the margin corresponding respectively to an A rating and BBB- applies.

In addition to the debt position as described above, we also have reserves for post-employment benefits that we  provide to our employees, which amounted to €403 million at December 31, 2008 compared to the same amount of €403 million at December 31, 2007. For more information on our reserves for post-employment benefits, see Note 27 to our consolidated financial statements.

3.18    Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

3.18.1   Unconditional Contractual Obligations and Commercial Commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2008 for which the Group is obliged to make future cash payments. This table includes firm commitments that would result in unconditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. The table does not include contingent liabilities or commitments. These are, however, described below under the heading “Conditional Contractual Obligations and Commercial Commitments” and in Note 36 to our consolidated financial statements. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees, in particular for the play-out activity within Network Services and long-term contracts related to the Broadcast activity, are not shown in the table below.

2008 FORM 20-F – THOMSON GROUP / 79

Back to Contents

In the normal course of its activity, Technicolor may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees are covered by insurance. Guarantees provided for securing debt, capital leases, operating leases or any other obligations or commitments of other Group entities are not included as the related obligations are already included in the table below.

		Amount of commitments by maturity
(in € millions)	December 31, 2008	Less than 1 year	1-3 years	3-5 years	More than 5 years
Unconditional commitments
On-balance sheet obligations
Financial debt excluding finance leases	2,867	2,859	3	2	3
Finance leases	17	3	2	4	8
Payables on acquisition and disposal of companies	6	1	3	2	-
Off-balance sheet obligations
Operating leases	358	89	124	75	70
Purchase obligations	249	167	57	25	-
Other unconditional future payments	17	6	6	3	2
TOTAL UNCONDITIONAL FUTURE PAYMENTS	3,514	3,125	195	111	83

The above table is only related to continuing activities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to zero and to €20 million respectively as of December 31, 2008.

As of December 31, 2008, we had a total of €3,514 million in unconditional contractual obligations and commercial commitments, the maturities of which are shown in the table above, compared with €2,475 million as of December 31, 2007, primarily as a result of an increase in financial debt (excluding finance leases) from €1,771 million as of December 31, 2007 to €2,867 million as of December 31, 2008.

Financial Debt Excluding Finance Leases

Financial debt excluding finance leases amounted to €2,867 million as of December 31, 2008, including mainly debt to financial institutions for €2,848 million. Financial debt is reported for its principal amount and accrued interest and included in the balance sheet. Future interest expense and the impact of interest rate swaps are not reported in this table.

Finance Leases

Finance leases amounted to €17 million as of December 31, 2008. Finance leases are included in the balance sheet. The main finance leases relate to Technicolor (€15 million in the U.K.).

Operating Leases

Operating leases amounted to €358 million as of December 31, 2008. The main operating leases relate to the office buildings in Boulogne and Indianapolis:

•

the office building located in Boulogne-Billancourt, France was sold for on February 29, 2000. The building was leased back from the purchaser until 2009;

•

the U.S. office building (administration and technical services buildings) in Indianapolis was sold in March 2000. The building was leased back from the purchaser until 2012.

On April 22, 2008, Thomson signed a commitment for a new operating lease for its headquarters in France that will be available in October 2009 in Issy-les-Moulineaux near Paris. The lease cost (€8.8 million per year) is comparable to the present lease in Boulogne and is for a duration of 9 years from October 2009. If between now and the anticipated moving date (October 2009), Thomson decides finally not to move to this new location, the lease gives Thomson the possibility to substitute a lessee of its choice (as defined in the contract) without any further legal commitment. Because the lease is legally cancellable at any time until the moving date, no minimum lease payment is included in the table above.

2008 FORM 20-F – THOMSON GROUP / 80

Back to Contents

The net operating lease expense of the Group in 2008 was €96 million (€105 million in rental expense and €9 million in rental income).

Purchase Obligations

Purchase obligations amounted to €249 million as of December 31, 2008. These include in particular commitments to buy advertising space for €87 million in the Group’s cinema advertising activity and to purchase minimum volumes of product from Asian suppliers for €111 million, which result from firm commitments to purchase definite volumes of materials.

Other Unconditional Future Payments

Other unconditional future payments amounted to €17 million as of December 31, 2008. Other unconditional future payments relate in particular to Film Laboratory and Post Production Services agreements, general sponsoring agreements entered into in the U.S. and other contractual advances.

3.18.2   Conditional Contractual Obligations and Commercial Commitments

The following table includes only contingent liabilities or commitments, all of which are not included in our balance sheet. These are described in detail in Note 36 to our consolidated financial statements.

		Amount of commitments by maturity
(in € millions)	December 31, 2008	Less than 1 year	1-3 years	3-5 years	More than 5 years
Conditional commitments
Off-balance sheet obligations:
Guarantees given	45	16	17	-	12
Standby letters of credit	17	17	-	-	-
Other conditional future payments	33	12	15	4	2
TOTAL CONDITIONAL FUTURE PAYMENTS	95	45	32	4	14

The above table is only related to continuing activities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount to zero and to €20 million respectively as of December 31, 2008.

As of December 31, 2008, we had a total of €95 million in conditional contractual obligations and commercial commitments (payment obligations which are subject to the occurrence or realization of certain events) compared with €148 million as of December 31, 2007. The largest element in this reduction was the reduction in standby letters of credit from €41 million at December 31, 2007 to €17 million at December 31, 2008.

Guarantees Given

Guarantees given amounted to €45 million as of December 31, 2008. These guarantees comprise:

•

guarantees given for disposal of assets for €10 million;

•

guarantees for customs duties and legal court proceedings for €23 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs administration may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period; and

•

various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

Standby Letters of Credit

Standby letters of credit amounted to €17 million as of December 31, 2008. Standby letters of credit relate mainly to guarantees in favor of U.S. employer insurance companies for €17 million.

2008 FORM 20-F – THOMSON GROUP / 81

Back to Contents

Other Conditional Future Payments

Other conditional future payments amounted to €33 million as of December 31, 2007. Conditional obligations include contingent earn-out payments for €8 million related to past acquisitions.

There is no known event, demand, commitment or uncertainty that is reasonably likely to result in the termination or material reduction in availability to the Company of the off-balance sheet arrangements described above in section 3.18.1: “Unconditional Contractual Obligations and Commercial Commitments” and section 3.18.2: “Conditional Contractual Obligations and Commercial Commitments”.

For additional information regarding our commercial commitments, see Note 36 to our consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 82

Back to Contents

4

CORPORATE GOVERNANCE AND WORKFORCE

4.1     Directors

84

4.1.1

Choice of Corporate management mode

84

4.1.2

Composition and expertise of the Board of Directors

84

4.1.3

Other information about members of the Board of Directors

86

4.1.4

Preparation and organization of the Board of Directors’ work

92

4.1.5

Compensation and benefits of Directors

99

4.2    Executive Committee

107

4.2.1

Members of the Executive Committee

107

4.2.2

Executive Committee Compensation

108

4.3    Employees and Workforce

109

4.3.1

Overview

109

4.3.2

Employee Profit-Sharing

110

4.3.3

Shares held by Employees

110

4.3.4

Stock Option Plans and Free Share Plans

111

4.3.5

Human Resources & Internal Communication Organization

112

4.3.6

Human Resources & Internal Communication Quality Policy

113

4.3.7

Development of Management Competencies

114

4.3.8

Remuneration Policy

114

4.3.9

Training Policy

115

4.3.10

Labor Relationships

116

2008 FORM 20-F – THOMSON GROUP / 83

Back to Contents

4.1     Directors

4.1.1   Choice of Corporate management mode

The Board of Directors held on April 27, 2009 decided to modify the Company’s corporate management mode. It decided, pursuant to Article L.225-51-1 of the French Commercial Code and Article 17-1 of the Company’s bylaws, to recombine the roles of Chairman of the Board and Chief Executive Officer. Mr. Frederic Rose was appointed Chief Executive Officer effective as of September 1, 2008 and Chairman of the Board of Directors as from April 27, 2009.

Mr. Rémy Sautter was appointed Vice-Chairman of the Board of Directors on April 27, 2009.

The roles of Chairman of the Board and Chief Executive Officer had been separated by the Board of Directors held on March 28, 2008. Mr. Frank E. Dangeard, who was Chairman and Chief Executive Officer was appointed Chairman of the Board of Directors and occupied this function until April 9, 2008. At this date, Mr. François de Carbonnel was appointed Chairman of the Board of Directors and occupied this function until April 27, 2009. Mr. Julian Waldron was appointed Chief Executive Officer by the Board of Directors on March 28, 2008 for an interim period ending on September 1, 2008.

In accordance with French law, the Chairman of the Board of Directors organizes and runs the activities of the Board of Directors, and reports thereof to the meeting of shareholders. He ensures the Company’s management bodies run properly and in particular ensures that the directors are in a position to perform their duties.

The Chief Executive Officer is granted wide-ranging powers to act in any circumstances in the name of the Company. However, as an internal rule, these powers are subject to certain limitations described in paragraph 4.1.4.2 below. The Chief Executive Officer exercises his powers within the limitations of the company purpose and under reservation of those powers that the law expressly assigns to the meetings of shareholders and to the Board of Directors.

4.1.2   Composition and expertise of the Board of Directors

As of April 28, 2009 the Board of Directors consisted of nine members and two advisors (“censeurs”). It is chaired by Mr. Frederic Rose who also acts as Chief Executive Officer. Mr Rémy Sautter acts as Vice-Chairman of the Board of Directors.

The Board of Director’s composition changed during the 2008 fiscal year, following (i) the appointment of Mr. Frederic Rose as a director on October 15, 2008, (ii) expiry of the terms of office of Mr. Eddy Hartenstein and Mr. Gérard Meymarian on May 22, 2008, and (iii) the resignation of Mr. Frank E. Dangeard, Mr. Marcel Roulet, and Mr. David Roux, occurring respectively on April 9, 2008, October 12, 2008 and October 21, 2008. Mr. Eddy Hartenstein and Mr. Marcel Roulet were appointed to the positions of advisors (“censeurs”) on July 23, 2008 and October 15, 2008 respectively.

Among these nine members, seven directors are “independent” (Mr. Éric Bourdais de Charbonnière, Mr. François de Carbonnel, Mr. Pierre Lescure, Mr. Didier Lombard, Mr. Paul Murray, Mr. Rémy Sautter and Mr. Henry Vigil). Independence of the directors was assessed on the basis of the criteria set out in the December 2008 AFEP-MEDEF Corporate Governance which the Company has decided to adopt (see paragraph 4.1.4.1 below). According to the AFEP-MEDEF Corporate Governance Code, “a director is independent when he does not engage in any relation of any kind whatsoever with the Company, its group or its management, that may compromise the exercising of his freedom of judgment”. According to the terms of these recommendations, Mr. Frederic Rose, Chairman and Chief Executive Officer, and Mr. Loïc Desmouceaux, employee and director representing employees shareholders, are not independent. Until May 22, 2008, when the term of office of Mr. Gérard Meymarian expired, the Board of Directors comprised two directors representing employee shareholders (Mr. Gérard Meymarian and Mr. Loïc Desmouceaux).

Thomson’s directors possess extensive knowledge of the Group’s business areas and sectors, thanks to their professional experience. Three of these directors have considerable financial experience in international groups. In particular, Mr. François de Carbonnel was Chairman of General Electric Capital SNC and Vice-President of General Electric Capital Inc., Mr. Paul Murray was Chief Financial Officer of the Carlton Communications Group and Mr. Éric Bourdais de Charbonnière was Chief Financial Officer of Michelin (see details of their biographies in paragraph 4.1.3.1 below).

Six directors – Mr. Frederic Rose, Mr. Pierre Lescure, Mr. Didier Lombard, Mr. Paul Murray, Mr.Henry P. Vigil and Mr. Rémy Sautter (see details of their biographies in paragraph 4.1.3.1 below) – hold or have held positions of top level responsibility in business sectors that are of key importance to the Group today, such as media, IT, satellite operators and telecommunications.

2008 FORM 20-F – THOMSON GROUP / 84

Back to Contents

Two directors are not of French nationality: Mr. Henry P. Vigil is American and Mr. Paul Murray is British.

The duration of the directors’ term of office is three years. This duration was determined by the Annual General Shareholders’ Meeting held on May 22, 2008 which decided to reduce it from four to three years. It is applies to appointments and renewals as of May 22, 2008. In order to avoid a renewal of more than two-third of the directorships at the same date, the Annual General Shareholders’ Meeting held on May 22, 2008 decided to renew the directorships expiring the same day for different durations.

Directors may be re-elected and can be dismissed at any time by the ordinary general meeting.

Article 16 of our bylaws provides that the term of office of the Chairman will automatically terminate when the Chairman reaches 70 years of age.

Directors are each required to hold at least 2,000 shares of Thomson stock during their term of office.

The members of the Board of Directors have no family relationship with one another.

COMPOSITION OF THE BOARD OF DIRECTORS AS OF APRIL 28, 2009

Name	Age	Main business address	Present position within the Company	Main positions held outside the Company	Start of term of office	End of term of office	Audit Committee	Remuneration Committee	Governance and Nomination Committee
Frederic Rose (1) (6)	47	THOMSON 46, quai Alphonse Le Gallo 92100 Boulogne-Billancourt	Chairman of the Board of Directors and Chief Executive Officer		October 2008	2009 (*)
Éric Bourdais de Charbonnière (2)	69	MICHELIN 46, avenue de Breteuil 75324 Paris CEDEX 07	Director	Chairman of the Supervisory Board of Michelin	December 2003	2011 (*)	Member
François de Carbonnel (1) (2) (6)	62	Rue de Crayer 8, Bte 14 B-1000 Brussels Belgium	Director	Consultant	April 2007	2009 (*)	Chairman
Loïc Desmouceaux	46	THOMSON 46, quai Alphonse Le Gallo 92100 Boulogne-Billancourt	Director, Employee Shareholders Representative	Vice President Market Business Intelligence, Thomson	May 2003	2011 (*)
Pierre Lescure (2) (6)	63	Théâtre Marigny Carré Marigny 75008 PARIS	Director	Chief Operating Officer of Théâtre Marigny	September 2002	2009 (*)		Member
Didier Lombard (2)	67	FRANCE TELECOM 6, place d’Alleray 75505 Paris CEDEX 15	Director	Chairman and Chief Executive Officer of France Télécom	May 2004	2010 (*)			Chairman
Paul Murray (2)	49	84-86 Great Portland Street London WIW 7NR	Director	Consultant	June 2003	2010 (*)	Member		Member
Rémy Sautter (2)	64	EDIRADIO / RTL 22, rue Bayard 75008 Paris	Director	Chairman of the Supervisory Board of Ediradio / RTL	January 2006	2011 (*)		Chairman
Henry P. Vigil (2)(5)	51	MICROSOFT Corporation One Microsoft Way- Redmont, WA 98052-6399 USA	Director	Senior Vice President Strategy and Partnerships of Microsoft Corporation	October 2003	2010 (*)		Member
Marcel Roulet (3)	76	75, avenue des Ternes 75017 PARIS	Advisor (“censeur”)	Consultant	October 2008
Eddy Hartenstein (4)	58	Los Angeles Times Media Group 202 West First Street Los Angeles CA 90012 USA	Advisor (“censeur”)	Publisher and Chief Executive Officer of the Los Angeles Times	July 2008

(*)

Annual General Shareholders  Meeting

(1)

Mr. François de Carbonnel was Chairman of the Board of Directors from April 9, 2008 until April 27, 2009. Mr Frederic Rose is Chief Executive officer since September 1, 2008 and Chairman of the Board since April 27, 2009.

(2)

Independent director.

(3)

Mr. Marcel Roulet resigned from his term of office as director on October 12, 2008. He was appointed advisor (“censeur”) for a period of 18 months at the Board of Directors’meeting held on October 15, 2008.

(4)

Mr. Eddy Hartenstein’s term of office as director expired upon termination of the Annual General Shareholders’ Meeting of May 22, 2008. He was appointed advisor (“censeur”) for a period of 18 months at the Board of Directors’ meeting held on July 23, 2008.

(5)

Mr. Henry Vigil has already announced his resignation from his position as director effective upon termination of the Annual General Shareholders’ Meeting ruling on the 2008 accounts.

(6)

Renewal requested at the Annual General Shareholders’ Meeting convened in June 16, 2009.

2008 FORM 20-F – THOMSON GROUP / 85

Back to Contents

4.1.3   Other information about members of the Board of Directors

4.1.3.1   Biographies of Directors, functions and directorships

Frederic Rose

Mr. Frederic Rose has been Chief Executive Officer since September 1, 2008 and Chairman of the Board of Directors since April 27, 2009. Prior to joining Thomson, Mr. Frederic Rose held various positions within Alcatel-Lucent, and was a member of that company’s Executive Committee. From 2007 to 2008, he was President of Alcatel-Lucent’s Europe, Asia and Africa region. Prior to that, he was President of the Asia Pacific Region and held the position of President of Alcatel Shanghai Bell, Alcatel-Lucent’s flagship joint venture in China. Prior to 1993, he was a partner at the Repton Group and associate at Marks & Murase in the United States. Mr. Frederic Rose is a graduate of the Georgetown University School of Foreign Service and the Georgetown University Law Center.

Past Directorships held during the past five years:

Director of Alcatel-Lucent Teletas Telekomunikasyon A.S., Alcatel Integracion y Servicios S.A., Alcatel-Lucent China Investment Co. Ltd, Alcatel Japan Ltd., Alcatel-Lucent Singapore Pte Ltd., Alcatel Korea Ltd., Alcatel-Lucent Japan Ltd., Alcatel-Lucent Australia Limited, Taiwan International Standard Electronics Limited, Alcatel-Lucent New Zealand Limited, Alcatel Shanghai Bell Software Co. Ltd., Alcatel Shanghai Bell Co. Ltd.;

Vice Chairman and member of Alcatel-Lucent Austria AG Supervisory Board;

Vice Chairman of Board of Directors of Zhejiang Bell Technology Co. Ltd., Alcatel (Chengdu) Communication System Co. Ltd., Alcatel Shanghai Bell Software Co. Ltd.;

Vice-Chairman and Chief Executive Officer of Alcatel-Lucent Shanghai Bell Co. Ltd.;

Chairman of Board of Directors of Alcatel-Lucent Philippines Inc., Alcatel-Lucent China Investment Co. Ltd.

Éric Bourdais de Charbonnière

Mr. Éric Bourdais de Charbonnière has been Chairman of the Supervisory Board of Michelin since September 2000. From 1990 to 1999, he was Chief Financial Officer of Michelin and was a member of the Executive Committee from 1996 to 1999. From 1965 to 1990, he held various positions with JPMorgan in Paris and New York. Mr. Eric Bourdais de Charbonnière graduated from the École des Hautes Études Commerciales (HEC).

Current Directorships:

In France:

Chairman of the Supervisory Board of Michelin;

Member of the Supervisory Board of Oddo and Cie;

Board member of Associés en Finance.

Outside France:

Member of Supervisory Board of ING Group.

Past Directorships held during the past five years:

None

François de Carbonnel

Mr. François de Carbonnel is a consultant and director. He was until the end of 2006 Senior Advisor of the Global Corporate and Investment Bank of Citigroup. From March 1999 to August 2004, he was Managing Director of the Global Corporate and Investment Bank of Citigroup. Mr. François de Carbonnel was also Chairman and Chief Executive Officer of Midial S.A., Chairman of General Electric Capital SNC and Vice-President of GE Capital Inc. and GE Capital Europe. From 1981 to 1990, he was President of SPA (Strategic Planning Associates). Previously, he was Vice-President of the Boston Consulting Group. Mr. François de Carbonnel graduated from École Centrale of Lyon, the University of Economic Sciences of Lyon and the Business School of Carnegie-Mellon University of Pittsburgh, USA.

Current Directorships:

In France:

Board member of Pages Jaunes, Cofipar S.A., Société du Parc des Aulnais, and Groupe Foncier d’Île-de-France (GFISA).

Outside France:

Board member of AMGEN Inc. (USA), F de C Services Ltd, Quilvest S.A (Lux), Ecofin Global Utilities Hedge Fund Ltd, Ecofin Special Situation Utilities Fund Ltd, Ecofin North America Utilities Hedge Funds Ltd, and Nixxis.

Past Directorships held during the past five years:

Chairman of Thomson S.A.’s Board of Directors from April 9, 2008 to April 27, 2009.

2008 FORM 20-F – THOMSON GROUP / 86

Back to Contents

Loïc Desmouceaux

Mr. Loïc Desmouceaux has been Vice-President Market Business Intelligence for Thomson since November 2006. In the Group since 1998, he has held various positions in Marketing. In 2006 he was Prospective Marketing Manager and Strategic Development. From 2001 to 2005, he was Research and Innovation Marketing Manager. From 1996 to 2001 he served as Marketing, Interfaces Utilisateurs et Experience Consommateur Manager. From 1993 to 1996 he was Product Manager Europe, Video Division. From 1988 to 1993, he held the position of Market Research Manager and Product Manager in the Division Télévision Europe. Mr. Loic Desmouceaux graduated from the Institut d’Études Politiques of Bordeaux and from the École Supérieure de Commerce et Administration des Entreprises of Bordeaux.

Current Directorships:

In France:

Permanent representative of Sovemarco Europe S.A, at Sellenium S.A’s board member, permanent representative of Sellenium SA at the Supervisory Committee of YB Holding S.A.S;

Member of the Supervisory Board of Yvan Béal S.A;

Board member of Desamais Distribution S.A.

Past Directorships held during the past five years:

None

Pierre Lescure

Mr. Pierre Lescure is a producer and Chief Operating Officer of Théâtre Marigny (Paris). He is also Chairman and Chief Executive Officer of Anna Rose Production. From 1993 to 2002 he was Chairman and Chief Executive Officer of Canal+, and from 2000 to 2002 he was also Co-Chief Executive Officer of Vivendi Universal, in charge of the cinema and television activities. Mr. Pierre Lescure graduated from of the Centre de Formation des Journalistes.

Current Directorships:

In France:

Member of the Supervisory Board of Lagardère SCA, Le Monde and la Société Éditrice du Monde S.A.;

Board member of Havas, S.A Chabalier & Associates Press Agency;

Chairman of the SAS Le Monde Presse;

Chairman and Chief Executive officer of the SAS Anna Rose Production.

Outside France:

Board member of Kudelski.

Past Directorships held during the past five years:

Chairman of the SAS Lescure Farrugia Associés.

Didier Lombard

Mr. Didier Lombard has been Chairman and Chief Executive Officer of France Telecom since 2005. From 2003 to 2005, he was executive Vice President of France Telecom in charge of the technologies, partnership and new services mission. From 1999 to the beginning of 2003, Mr. Didier Lombard served as Ambassador in charge of foreign investment and Chief Executive Officer of the French Agency for international investment. From 1991 to 1998, he was Chief Executive Officer of Industrial Strategy in the Ministry of Industry. From 1988 to 1990, he served as Technical and Scientific Manager in the Ministry of Research and Technology. Mr. Didier Lombard graduated from École Polytechnique and École Nationale Supérieure des Télécommunications.

Current Directorships:

In France:

Chairman and Chief Executive Officer of France Télécom;

Member of the Supervisory Board of Radiall;

Board member of Thalès.

Outside France:

Member of the Supervisory Board of STMicroelectronics.

Past Directorships held during the past five years:

Chairman of the Board of Directors of Orange.

Paul Murray

Mr. Paul Murray is a consultant. He is also a director of Tangent Communications Plc. He was independent director of the Taylor Nelson Sofres plc Company from 2005 to 2008 and partner at Tangent Industries Limited Company from February 2004 to November 2006. From 2001 to 2004, he was Chief Financial Officer of the Group Carlton Communications Plc. From 1998 to 2001, he was Chief Financial Officer of Lasmo PLc. Mr. Paul Murray graduated with a BSc in Engineering Science from Durham University.

Current Directorships:

Outside France:

Board member of Tangent Communications Plc and Knowledge Peers Plc.

2008 FORM 20-F – THOMSON GROUP / 87

Back to Contents

Past Directorships held during the past five years:

Partner of Tangent LLP;

Board member of Taylor Nelson Sofres Plc.

Rémy Sautter

Mr. Rémy Sautter has been Chairman of the Supervisory Board of Ediradio/RTL since 2000. From 1996 to 2000, he was Chief Executive Officer of CLT Multi Media and then of CLT-UFA Group (Luxembourg). From 1985 to 1996, he served as Vice Chairman and Chief Executive Officer of Ediradio / RTL. From 1983 to 1985, he was Chief Financial Officer of Havas. Mr. Rémy Sautter graduated from the Institut d’Études Politiques of Paris and the ENA (École Nationale d’Administration).

Current Directorships:

In France:

Chairman of the Supervisory Board of Ediradio / RTL;

Chairman and Chief Executive Officer of Société Immobilière Bayard d’Antin;

Member of the Supervisory Board of M6 and Navimo;

Board member of Pages Jaunes, SERC / FUN Radio, SODERA / RTL2, IP and IP Régions.

Outside France:

Board member of FIVE, PARTNER Reinsurance Ltd and TVI S.A Belgique.

Past Directorships held during the past five years:

Chairman of the Board of Directors of FIVE and of SICAV Multimedia & Technologies;

Board member of Taylor Nelson Sofres Ltd, Wanadoo and M6 Publicité.

Henry P. Vigil

Mr. Henry P. Vigil has been Senior Vice Chairman, Strategy and Partnership at Microsoft Corporation since January 1999. From January 1997 to January 1999, he was responsible for the development of Microsoft’s digital TV strategy. From 1995 to 1997, he was General Manager of the Internet Commerce and Interactive Television Business Units. From 1990 to 1995, he served as Director of marketing for Desktop Applications of Microsoft Corporation. Mr. Henry P. Vigil earned an MBA from Stanford Graduate School of Business and a Bachelor of Arts degree in Philosophy from Stanford University.

Current Directorships:

Outside France:

Senior Vice-Chairman Strategy and Partnerships of Microsoft Corporation.

Past Directorships held during the past five years:

None

4.1.3.2   Biographies of Advisors (“censeurs”), functions and directorships during the past five years

Marcel Roulet

Mr. Marcel Roulet is a consultant. He was Chairman and Chief Executive Officer of Thalès (ex-Thomson CSF) from February 1996 to January 1998 and of TSA (company owned by the French state for 100% of its share capital) between February 1996 and March 1997. He was Chairman of France Télécom from 1991 to 1995. Mr. Marcel Roulet graduated from École Polytechnique and the École Nationale Supérieure des Télécommunications.

Current Directorships:

In France:

Board member of France Telecom and HSBC France;

Member of the Supervisory Board of Eurazeo;

Chairman of the Supervisory Board of Gimar Finance SCA;

Permanent representative of TSA to the Board of Directors of Thalès.

Past Directorships held during the past five years:

Board member of Thomson S.A. until October 12, 2008.

Eddy Hartenstein

Mr. Eddy W. Hartenstein is publisher and Chief Executive Officer of the Los Angeles Times. Prior to August 2008, he was Chairman and Chief Executive Officer of HD Partners Acquisition Corporation. He was Vice Chairman of the DIRECTV Group from December 2003 to January 2005. From 2001 to 2004, he was Chairman and Chief Executive Officer of DIRECTV, Inc. and from 1990 to 2001 he was Chairman of DIRECTV, Inc. Before 1990, he held various positions at Hughes Communications, Inc., Equatorial Communications Services Company and Hughes Communications. Mr. Eddy W. Hartenstein received bachelor’s degrees in Aerospace Engineering and Mathematics from California State Polytechnic University, Pomona and received an M.S degree in Applied Mechanics from Cal Tech.

2008 FORM 20-F – THOMSON GROUP / 88

Back to Contents

Current Directorships:

Outside France:

Board member of SanDisk Corporation, Siruis XM Satellite Radio, Broadcom. Corp and City of Hope.

Past Directorships held during the past five years:

Board member of Thomson S.A. until May 22, 2008;

Chairman and Chief Executive Officer of HD Partners Acquisition Corporation;

Director of Consumer Electronics association;

Vice Chairman and Board member of DIRECTVGroup;

Chairman and Board member of DIRECTV Entreprises Inc.; DIRECTV International, Inc.;

DIRECTV Merchandising, Inc., DIRECTV Operations, Inc., Board member of DIRECTV Latin America and PanAmSat.

4.1.3.3   Directorships held during the past five years by Directors whose term of office within the Company has ended

Frank E. Dangeard

Current Directorships:

In France:

Chairman of the Board of Directors of Infogrames Entertainment;
Board member of EDF and Calyon.

Outside France:

Board member of Moser Baer (India), SonaeCom (Portugal) and Symantec Corporation (United States).

Past Directorships held during the past five years:

Chairman and Chief Executive Officer of Thomson S.A. until March 28, 2008;

Chairman of the Board of Directors of Thomson S.A. until April 9, 2008;

Board member of Orange, Wanadoo, Equant and Eutelsat Communications.

Julian Waldron

Current Directorships:

In France:

Chairman and Chief Executive Officer of Technip Offshore International.

Outside of France:

Board member of Technip USA Holdings, Inc., Technip USA Inc., Management Consulting Group Plc and TRIO Finance Ltd.

Past Directorships held during the past five years:

Chief Executive Officer of Thomson S.A. from March 28, 2008 to August 31, 2008;

Chairman of Thomson Licensing SAS;

Chief Executive Officer of Sofia;

Board member of Thomson Inc., Thomson Broadband (UK) Limited, Thomson Asia Pacific Investments Pte Ltd., TTE Corporation, RCA Components, S.A. DE C.V.

David Roux

Current Directorships:

Outside France:

Co-Chief Executive and Managing Director of Silver Lake Technology Management, L.L.C., Silver Lake Partners Management Company, L.L.C., Silver Lake Management Company, L.L.C, Silver Lake Management Company TSA, L.L.C., Silver Lake Management Company III, L.L.C., Silver Lake Management Company Sumeru, L.L.C., Silver Lake Financial Management Company L.L.C., Silver Lake Group, L.L.C., Silver Lake Technology Associates, L.L.C., Silver Lake Technology Associates Cayman, L.P., Silver Lake Technology Associates II, L.L.C., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Technology Associates III, L.P., Silver Lake Technology Associates III Cayman, L.P., Silver Lake Technology Associates Sumeru, L.P., Silver Lake Technology Associates Sumeru Cayman, L.P., Silver Lake Financial Associates, L.P., SLTA III (GP), L.L.C., SLTA Sumeru (GP), L.L.C., SLTA Sumeru (GP) Cayman, L.P., SLFA (GP), L.L.C.

Board member of Silver Lake (Offshore) AIV GP, Ltd., Silver Lake (Offshore) AIV GP II, Ltd., Silver Lake (Offshore) AIV GP III, Ltd., Silver Lake Sumeru (Offshore) AIV GP, Ltd., Silver Lake Asia Limited, Silver Lake New York, Inc., Silver Lake Europe Holdings Limited, Silver Lake Partners Limited, Institute for Health Metrics and Evaluation, Center for Advanced Study in the Behavioral Sciences, Megantic Fish & Game Corporation, of Avaya Inc. and of Serena Software, Inc.

2008 FORM 20-F – THOMSON GROUP / 89

Back to Contents

Past Directorships held during the past five years:

In France:

Board member of Thomson S.A. until October 21, 2008.

Gerard Meymarian

Current Directorships

Outside France:

Board member of Compagnie Tunisienne d’Électronique.

Past Directorships held during the past five years:

Board member of Thomson S.A. until May 22, 2008;

Board member of Thomson Zhaowei Multimedia Co. Ltd., Thomson Manufacturing Operations Co. Ltd., European Thai Electronics Co. Ltd., Thomson India Private Ltd., and Thomson Multimedia Marketing Co. Ltd.

4.1.3.4   Statement on the absence of convictions for fraud, bankruptcy, public incrimination during the past five years

To the Company’s best knowledge, no member of the Board of Director or of the Executive Committee has been: (i) convicted for fraud, (ii) associated with a bankruptcy, receivership or liquidation, (iii) sanctioned by any statutory or regulatory authorities (including professional organizations), (iv) disqualified by a court decision from (a) acting as a member of the administrative, management or supervisory bodies of a public  company or (b) acting in the management or conduct of the affairs of a public company during the past five years.

4.1.3.5   Potential Conflicts of interest

Agreements entered into between a Company and (i) its Chief Executive Officer, (ii) one of its Vice Chief Executive Officers if any, (iii) one of its directors or shareholders holding 10% or more of the voting rights or, (iv) in the case of a company, the parent company, are authorized under French law, but are subject to a specific procedure if they are not related to ordinary operations and at ordinary conditions.

Those agreements must be approved by the Board of Directors before their execution, are reviewed by the statutory auditors, who issue a special report on the transaction, and are submitted to the shareholders’ approval pursuant to articles L. 225-38 and seq. of the French Commercial Code.

To the Company’s best knowledge, there is no potential conflict of interest between the duties towards Thomson, of members of the Board of Directors and Company managers and their private interests and/or other duties.

In accordance with the Company’s bylaws, a member of the Board of Directors must hold a minimum of 2,000 of Thomson stock during his term of office. Other than the above obligation, members of our Board of Directors are not subject to any contractual restriction regarding the shares they hold in the Company’s registered capital. The Company has issued a document entitled “Corporate Policy on the Purchase and Sale of Company Stock, Insider trading and Protection of Material non-public information”. This protocol defines the rules applicable to transactions on Thomson shares corporation securities and defines “black-out periods” during which transactions are prohibited.

4.1.3.6   Arrangements or Agreements made with the main Shareholders, Customers, Suppliers or others by virtue of which the Board members were selected

Following the issue of the convertible bonds (“OCEANE”) in 2004, in favor of funds affiliated to Silver Lake Partners (for a description of these bonds see section 5.1.7 in Chapter 5 of this Annual Report), Mr. David Roux, the candidate proposed by Silver Lake Partners in application of the agreements signed in connection with this investment, was appointed Company’s director by decision of the Shareholders’ Combined General Meeting held on September 15, 2004. Thomson’s repayment of the convertible bonds on September 22, 2008 terminated all the arrangements and agreements signed in the context of the investment made by Silver Lake Partners. Mr. David Roux therefore resigned from his position as director on October 21, 2008.

As of March 31, 2009, there are no arrangements or agreements with the main shareholders, customers, suppliers or other parties, by virtue of which a member of the Board of Directors or a Company’s manager has been selected.

2008 FORM 20-F – THOMSON GROUP / 90

Back to Contents

4.1.3.7   Directors’ Shareholdings in the Company’s registered Capital

To the Company’s best knowledge, the situation regarding executive Directors’ shareholdings in the Company’s registered capital as of March 31, 2009 is as follows:

Directors	Thomson shares/Shares held through FCPE (*)
F. Rose	2,000
E. Bourdais de Charbonnière	2,000
F. de Carbonnel	14,000
L. Desmouceaux	13,684
P. Lescure	2,000
D. Lombard	2,416
P. Murray	8,700
R. Sautter	6,000
H. Vigil	2,000
(*) Fonds Commun de Placement d’Entreprise (Mutual Funds).

The table below shows the securities transactions executed during 2008 by the directors and officers in application of Article L. 621-18-2 of the French Monetary and Financial Code:

First name and last name	Date of transaction	Type of transaction	Description of the financial instrument	Number of securities	Unit price	Transaction amount
Frederic Rose	17/12/2008	Acquisition	Shares	2,000	€0.9380	€1,876
Rémy Sautter	23/09/2008	Acquisition	Shares	4,000	€2.81	€11,240
Paul Murray	10/06/2008	Acquisition	Shares	3,400	€3.7695	€12,816.30
Paul Murray	10/06/2008	Acquisition	Shares	3,300	€3.7719	€12,447.27
Julian Waldron	6/06/2008	Acquisition	Shares	5,000	€4.040	€20,200
François de Carbonnel	23/05/2008	Acquisition	Shares	6,000	€4.20	€25,200
François de Carbonnel	22/05/2008	Acquisition	Shares	6,000	€4.24	€25,440

4.1.3.8   Service and other contracts between Board members and the Group

At the date thereof, there are no service contracts between Board members and the Group or any of its subsidiaries that provides for benefits upon termination of such directors.

Mr. Loïc Desmouceaux who is a director representing employee shareholders, is linked to the Company by an employment contract.

4.1.3.9   Loans and Guarantees Granted to Board members

None.

2008 FORM 20-F – THOMSON GROUP / 91

Back to Contents

4.1.4   Preparation and organization of the Board of Directors’ work

This sub-section 4.1.4 constitutes the first part of the Chairman’s report on conditions for preparation and organization of the Board of Directors’ work, on internal control procedures and risk management issued under article L. 225-37 of the French Commercial Code. The second part of this report is contained in section 8.1 “Internal Control Procedures Implemented by the Company” of Chapter 8 “Internal and External Controls and Procedures”.

This report was approved by the Board of Directors on April 27, 2009.

4.1.4.1   Adoption of the AFEP-MEDEF Corporate Governance Code

Considering it is in line with its corporate governance approach, the Company has designated the Corporate Governance Code of Listed Companies issued by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) of December 2008 (the “Corporate Governance Code”) as its reference code for the Chairman’s report on (i) conditions for preparation and organization of the Board of Directors’ work, and (ii) on internal control procedures and risk management issued under article L.225-37 of the French Commercial Code. The Corporate Governance Code incorporates the AFEP-MEDEF’s report of October 2003 and their recommendations issued of January 2007 and October 2008 on compensation of executive directors of public companies.

The Corporate Governance Code focuses in particular on the composition of the Board of Directors and the Board Committees, which must combine independence and expertise in the Company’s businesses. The Corporate Governance Code also regulates on the functioning of the Board of Directors and the procedures to provide on-going and timely information in advance of Board meetings. The functioning of the Board is organized in its “Internal Board Regulations” (Règlement Intérieur).

4.1.4.2   Structure of Board of Directors’ Work – Internal Board Regulations(1)

The preparation and organization of the Board of Directors’ work are described in the Board of Directors’ Internal Board Regulations whose main provisions are summarized below.

Board of Directors’ powers and missions

The Board of Directors determines the Group’s strategic orientations based on a strategic framework presented by the general management. It examines all questions relating to the running of the Company, and deliberates on the matters relevant to it, subject to the powers explicitly attributed to the shareholders’ meetings.

The Chief Executive Officer, a Board Committee or one of its members may also require it to examine a motion for control or verification. In this case the Board issues a report in which it states the actions to be taken as a result of its conclusions.

Pursuant to Article L.225-35 of the French Commercial Code, security interests and guarantees granted in the name of Thomson in favor of third parties are subject to the authorization of the Board of Directors.

Limitations by the Board of Directors of the Chief Executive Officer’s powers

The Chief Executive Officer must obtain authorization from the Board of Directors for company investments or divestments of more than €25 million. Any other investment which does not fit within the Company’s strategic direction shall first require the Board of Directors’ consent. The aforementioned amounts shall include all payments, commitments and guarantees given or received in connection with such a transaction.

According to Article L. 225-56-1 paragraph 3 of the French Commercial Code, these limitations of powers are drawn up as an internal rule and are not enforceable against third parties.

Board Committees

The Board of Directors is assisted in its missions by three Committees: the Audit Committee, the Governance and Nomination Committee and the Remuneration Committee.

Each Committee formulates proposals, recommendations and assessments in its area of expertise, which is defined by the Internal Board Regulations. For this purpose, it may decide to carry out various studies that may help the Board of Directors’ deliberations.

(1)

The Board of Directors held on April 27, 2009, decided to combine the roles of Chairman of the Board and Chief Executive Officer.

2008 FORM 20-F – THOMSON GROUP / 92

Back to Contents

The Chairman of each Committee draws up the agenda for the meetings and communicates it to the Chairman of the Board of Directors.

The proposals, recommendations and assessments produced by the Committees are compiled in a report to the Board of Directors. Please see below the report on each Committees’ activities.

Board meetings

Each year, the Board of Directors draws up the calendar of its meetings for the coming year, based on a proposal from the Chairman.

This calendar sets the dates for the Board of Directors’ regular meetings (for quarterly financial information, previous year’s annual results, half year results, meeting preceding the Ordinary General Meeting, etc.). In addition to the meetings included in the calendar, the Board of Directors holds meetings whenever the situation the Company requires such meeting. If necessary, the directors meet in long working sessions. In addition, the directors may meet in executive sessions, to which the general management does not participate.

Directors’ right to information

The Company’s Chairman is required to communicate to each director all documents and information necessary for them to accomplish their mission. Given the Company’s financial situation, since January 2009 regular telephone meetings are held according to the needs, between the Chief Executive Officer, the Chief Financial Officer and the directors, in order to ensure the directors are kept regularly informed of changes in the situation, particularly from a financial and commercial point of view.

Directors’ duties

Members of the Board of Directors are required to abide by a general confidentiality obligation concerning the content of deliberations in the Board and its Committees, and in relation to information that is confidential in nature or presented by its Chairman as being confidential.

The Internal Board Regulations stipulate that each director is required to inform the Chairman of any personal situation that is likely to create a conflict of interest with the Company or any of the Group’s companies. If necessary the Chairman asks for an assessment from the Governance and Nomination Committee.

4.1.4.3   Board of Directors’ activities in 2008 – early 2009

In 2008 the Board met fourteen times, with an average participation rate of 90%.

The table below shows the participation rates of each Director:

Directors as of March 31, 2009	Participation Rate
F. Rose (1)	100%
E. Bourdais de Charbonnière	85%
F. de Carbonnel	100%
L. Desmouceaux	100%
P. Lescure	78%
D. Lombard	85%
P. Murray	100%
R. Sautter	93%
H. Vigil	65%
(1) Rate calculated prorata temporis as from October 15, 2008, date when term of office started.

In 2008 the Board of Directors examined the main financial and strategic questions relating to the Group. It also looked into the governance of the Company, and in particular the search for a Chief Executive Officer.

2008 FORM 20-F – THOMSON GROUP / 93

Back to Contents

With regard to financial issues, the Board of Directors reviewed the 2008 annual budget, the statutory accounts and the Group’s consolidated financial statements for the fiscal year 2007 and for the first half of 2008, the quarterly revenues figures for the first and third quarters of 2008 and the trend in indebtedness.

In late 2008 and early 2009, the Board of Directors met to examine the Company’s situation, particularly concerning its financial position and indebtedness, and to prepare the closing of the accounts for the financial year 2008. The Board of Directors therefore met five times between mid-December 2008 and the end of February 2009. During these meetings, the Board of Directors was presented the Audit Committee’s report on the accounting issues related to the closing, and the conclusions of the Company’s financial and legal advisors on our indebtedness.

With regard to strategic issues, the Board of Directors discussed the Group’s evolution and in December 2008 adopted the strategic framework presented by the new management. In particular it authorized the exit from the residential telephony business in North America and the sale of the Grass Valley digital film equipment business.

As for corporate governance, the Board reviewed the structure of the Company’s general management. On March 28, 2008 it decided to separate the positions of Chairman of the Board of Directors and Chief Executive Officer following the departure of Mr Frank E. Dangeard. Mr. François de Carbonnel was then appointed Chairman of the Board of Directors on April 9, 2008 with the twofold objective of accompanying Mr. Julian Waldron appointed Chief Executive Officer on March 28, 2008, and leading the search for a new Chief Executive Officer. This lead to the appointment of Mr. Frederic Rose effective as of September 1, 2008.

The Board of Directors held on April 27, 2009 decided to modify the corporate management mode of Thomson. It decided, pursuant to Article L.225-51-1 of the French Commercial Code and Article 17-1 of the Company’s bylaws, to combine the roles of Chairman of the Board of Directors and Chief Executive Officer. Mr. Frederic Rose was thus appointed Chairman of the Board of Directors on April 27, 2009.

In early 2009, the Board of Directors also launched a self-evaluation of its performance and that of its Committees in the fiscal year 2008, by means of a detailed questionnaire drawn up by the Governance and Nomination Committee and sent to all the directors. The evaluation questionnaire included a series of questions on the following themes: the structure, missions and functions of the Board of Directors, the Board of Directors’ meetings, the functioning of the Board of Directors, contacts outside the Board of Directors, organization and functioning of the Committees, and training. The results of this evaluation are examined by the Governance and Nomination Committee, which will propose areas for improvement to the Board of Directors.

4.1.4.4   Composition and activities of the Board Committees

Audit Committee

Composition

The Audit Committee consists of François de Carbonnel (Chairman), Éric Bourdais de Charbonnière, and Paul Murray. Mr. Marcel Roulet, advisor, and Mr. Loïc Desmouceaux, director representing employee shareholders, participate in the Committee meetings.

The Audit Committee members are considered to be Audit Committee financial experts in compliance with the regulations of the Securities and Exchange Commission and applicable listing standards of the New York Stock Exchange. They are also considered, in compliance with these standards, to be “independent” members. The composition of the Audit Committee also complies with the new requirements of Article L. 823-19 of the French Commercial Code resulting from Order no. 2008-1278 dated December 8, 2008 implementing into French law Directive 2006/43/CE on statutory audits of annual accounts and consolidated accounts.

Mission

The Audit Committee’s mission and the organization of its activities are defined by its charter, and by the Internal Board Regulations.

The Committee assists the Board of Directors in fulfilling its responsibilities concerning financial information and its publication, internal control procedures and risk management, internal auditing, and internal procedures to verify compliance with applicable laws and regulations. In particular it examines the draft corporate and consolidated accounts prior to their presentation to the Board of Directors, and verifies that the procedures adopted (i) ensure that the accounts provide an accurate and sincere reflection of the Company’s position; and (ii) are in compliance with accounting standards.

Similarly, the Audit Committee expresses its opinion and makes proposals to the Board of Directors concerning the nomination, remuneration, dismissal, mission and activities of the Statutory Auditors. In compliance with applicable regulations, the Committee also gives its authorization, or adopts procedures for authorization of missions other than audits by the Statutory Auditors.

2008 FORM 20-F – THOMSON GROUP / 94

Back to Contents

The Audit Committee’s activities also concern assessment of risks and cases raised by the “whistleblowing” procedure.

Organization of the Audit Committee’s activities

The Audit Committee meets at least four times a year, and whenever necessary before a Board of Directors’ meeting. In performing its missions, the Committee may directly discuss with the Statutory Auditors and the internal auditors of the Company or the Group, in the absence of the managers or of persons contributing to compiling the financial statements.

The Audit Committee may call upon the services of experts within or outside the Group, in particular legal counsel, accountants or other advisors or specific or independent experts.

The Statutory Auditors participate in each Audit Committee meeting.

Audit Committee’s activities

The Audit Committee met nine times during 2008, with an average participation rate of 97%, and has met four times since the beginning of 2009.

During 2008, the Audit Committee examined the 2007 statutory accounts, the 2007 and half year 2008 Group consolidated financial statements, and the 2008 first and third quarter revenues figures. During these meetings, the financial statements and notes to the financial statements, and the critical accounting policies were presented by the Group’s financial management. The Statutory Auditors attended these sessions and made comments. At a meeting in July 2008, the Group’s Chief Financial Officer presented the general risk assessment framework and commented on the results of the worldwide risk assessment (Enterprise Risk Assessment).

In December 2008, the Audit Committee looked into accounting issues relating to closure of the accounts for the fiscal year 2008, and in particular examined the question of impairment tests on goodwill and assets. Following a proposal from management and favorable assessment from the Audit Committee, the Board of Directors approved the decision of the Company to obtain assistance from Price Waterhouse Coopers in its in-depth review of goodwill and certain asset items. The Audit Committee then reviewed these impairment tests and their conclusions several times before presenting them to the Board of Directors.

On several occasions, the Audit Committee also examined the financial situation, the Group’s indebtedness, and its cash flow position, particularly with regard to its financial covenants. The Company’s financial and legal advisors addressed the Audit Committee on the status of the financial covenants.

Finally, the Audit Committee examined the conclusions of the detailed evaluation of the internal control procedures relating to the preparation and treatment of accounting and financial information within the Group in connection with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (see section 8.3.3 “Changes in Internal Control over Financial Reporting” in Chapter 8 “Organization of internal and external control” in this Annual Report).

Governance and Nomination Committee

Composition

The Governance and Nomination Committee consists of Didier Lombard (Chairman) and Paul Murray, who are independent directors. Mr. Paul Murray was appointed member of the Committee on July 23, 2008 to replace Mr. Eddy Hartenstein.

Mr. François de Carbonnel may be present during the meetings of the Governance and Nomination Committee if he so wishes.

Mission

The Governance and Nomination Committee submits proposals pertaining to the Company’s governance, in particular in respect of the organization and functioning of the Board of Directors.

Moreover, the Governance and Nomination Committee makes proposals to the Board of Directors for the appointment of the Board members, the Chairman, the Chief Executive Officer and Board Committees members.

Governance and Nomination Committee’s activities in 2008

The Governance and Nomination Committee met on two occasions during 2008 and once in 2009. In particular it examined the mechanism for renewal of directors, specifically those whose term of office came to an end on May 22, 2008, and their recruitment process. Following the departure of Mr. Frank E. Dangeard, the Committee analyzed the Company’s governance situation and recommended the nomination of Mr. François de Carbonnel as Chairman of the Board of Directors. It supported Mr. François de Carbonnel in recruiting a new Chief Executive Officer, and gave a favorable assessment of the nomination of Mr. Frederic Rose as Chief Executive Officer of the Company. It also recommended the combination of the roles of Chairman of the Board of Directors and Chief Executive Officer. Following this recommendation, the Board of Directors of April 27, 2009 decided to appoint Mr. Frederic Rose as Chairman of the Board of Directors. In order to ensure a smooth transition, the Committee also recommended the nomination of Mr. Marcel Roulet and Mr. Eddy Hartenstein as advisors.

2008 FORM 20-F – THOMSON GROUP / 95

Back to Contents

Finally, as a continuation of the self-evaluation carried out in 2006, the Governance and Nomination Committee proposed and organized a self-evaluation procedure looking at the performance of the Board of Directors and its Committees, (see paragraph 4.1.4.3 above).

Remuneration Committee

Composition

The Remuneration Committee consists of Mr. Rémy Sautter (Chairman), Mr. Pierre Lescure, and Mr. Henry P. Vigil, who are independent directors. Mr. David Roux resigned from his position as director on October 21, 2008 and therefore ceased to be a member of the Remuneration Committee.

Mission

The Remuneration Committee issues recommendations to the Board of Directors regarding the compensation of the executive directors and the amount of the directors’ fees to be submitted to the Shareholders’ Meeting. The Committee also makes proposals in respect of the awarding of stock options and free shares to the Group’s employees.

Remuneration Committee’s activities

The Remuneration Committee met eight times during 2008. In particular it examined the compensation of Mr. Frederic Rose. The Remuneration Committee examined the variable remuneration policy applicable to the Chief Executive Officer and to the Group’s senior management, and focused on defining the performance objectives linking this variable remuneration with the Group’s objectives in terms of operational performance and generation of cash flow. It consequently recommended that objectives should be set for operational consolidated EBITDA (1) and Free Cash Flow (2) at the Group level.

In addition, the Remuneration Committee examined the AFEP-MEDEF recommendations of October 6, 2008 on the compensation of executive directors of listed companies and proposed that the Board of Directors should formally refer to them to establish the Chairman’s report issued pursant to Article L.225-37 of the French Commercial Code.

4.1.4.5   Summary of Significant Differences Between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of the significant differences between the corporate governance standards followed by Thomson under French law and guidelines and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of U.S. companies that have common stock listed on the NYSE.

The principal sources of corporate governance standards in France are the French Commercial Code and the French Monetary and Financial Code (Code monétaire et financier), as well as a number of general recommendations and guidelines on corporate governance, most notably the Bouton Report of September 2002 and the January 2007 and October 2008 recommendations on compensation of executive directors of listed companies. The Bouton Report includes, among others, recommendations relating to the role and operation of the Board of Directors (creation, composition and evaluation of the Board of Directors and the Audit, Compensation and Nominating Committees) and the independence criteria for Board members and statutory auditors. In December 2008, this collection of recommendations was incorporated into the Corporate Governance Code of Listed Corporations issued by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (“the AFEP-MEDEF Corporate Governance Code”).

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

(1)

EBITDA is defined as profit before depreciation, amortization, tax and net finance costs.

(2)

Free cash flow is defined as net operating cash from / (used) in operating activities less purchases of property, plant & equipment (net of disposals) and intangible assets.

2008 FORM 20-F – THOMSON GROUP / 96

Back to Contents

French law does not contain any independence requirement for the members of the Board of Directors of a French company and the functions of Board Chairman and Chief Executive Officer are frequently performed by the same person. The AFEP-MEDEF Corporate Governance Code recommends, however, that at least half of the members of the Board of Directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The AFEP-MEDEF Corporate Governance Code states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that is such as to colour his or her judgment.” The AFEP-MEDEF Corporate Governance Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

Based on the AFEP-MEDEF Corporate Governance Code’s independence criteria, the Company considers that seven of its nine Directors are independent and that a majority of the Directors are independent under the NYSE listing standards.

Board Committees

Overview. The NYSE listing standards require that a U.S. listed company must have an Audit Committee, a Nominating/Corporate Governance Committee and a Compensation Committee. Each of these Committees must consist solely of independent Directors and must have a written charter that addresses certain matters specified in the listing standards.

French law implemented the Directive 2006/43/CE of the European Parliament and of the Council of May 17, 2006 on statutory audits of annual accounts and consolidated accounts. French listed companies are now required to establish an Audit Committee (see below specific requirement of the French Commercial Code on Audit Committees). French law does not require the establishment of other Committees. The AFEP-MEDEF Corporate Governance Code recommends, however, that the Board of Directors set up a Nominating and Compensation Committee, indicating that the Nominating and Compensation Committee may form one Committee. The AFEP-MEDEF Corporate Governance Code also recommends that a majority of the members of each of the Compensation Committee and the Nomination Committee be independent Directors.

Thomson has established an Audit Committee, a Governance and Nomination Committee and a Remuneration Committee and considers that all of the members of these Committees as of March 31, 2009 are independent. For the membership of each Committee, see paragraph 4.1.4.4 above. Moreover, Thomson has adopted Internal Board Regulations, which define the responsibilities and operation of the three Committees.

Audit Committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies, such as Thomson. See paragraph 4.1.4.4 for a description of the Audit Committee’s composition and mission.

The audit committee of French public companies shall be responsible for, among other things, reviewing the organization and process of elaboration of the financial statements, reviewing the efficiency of the internal control and risk factors procedures, controlling the statutory auditors’ independence and reviewing the statutory auditors’ work. The AFEP-MEDEF Corporate Governance Code also recommends that the Audit Committee regularly interviews statutory auditors without executive management present, and calls upon outside experts if necessary.

Although the Audit Committee recommendations of the AFEP-MEDEF Corporate Governance Code are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the AFEP-MEDEF Corporate Governance Code share the goal of establishing a system for overseeing the Company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.

For the activities performed by the Audit Committee of Thomson in 2008, see paragraph 4.1.4.4 above.

French law requires French public companies that publish consolidated financial statements, such as Thomson, to have two co-auditors.

French law is now close to the NYSE standards regarding the degree of the Committee’s involvement in managing the relationship between the Company and its auditors. The NYSE listing standards require the Audit Committee of a U.S. listed company to have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor. Rule 10A-3 of the Securities Exchange Act of 1934 provides that a foreign private issuer may follow its local law with respect to the appointment of auditors.

2008 FORM 20-F – THOMSON GROUP / 97

Back to Contents

French law provides that the election and renewal of the co-auditors is the sole responsibility of the Shareholders’ Meeting. In making its decision, the Shareholders’ Meeting may rely on proposals submitted to it by the Board of Directors. The Audit Committee shall issue a specific recommendation on the proposed statutory auditors to the Board of Directors. The Shareholders’ Meeting elects the auditors for an audit period of six fiscal years. The auditors may only be dismissed by a court and only on grounds of professional negligence or the incapacity to perform their mission.

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

French law requires neither the adoption of such guidelines nor the provision and publication of such certification. The AFEP-MEDEF Corporate Governance Code recommends, however, that the Board of Directors of a French public company perform annual self-evaluations and that a formal evaluation by an outside consultant be undertaken every three years.

In the Chairman of the Board’s report required under French law since 2003, the work performed by the Board of the Directors and its Committees are commented upon.

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Thomson, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers and whether or not there has been any amendment to or waiver granted pursuant to such code in the preceding fiscal year. In December 2005, the Group adopted such a code of ethics for senior financial officers and posted the text of this code on its website. See section 8.1.2 “General control environment” in Chapter 8 “Internal and External Controls and Procedures”.

4.1.4.6   Other information of the Chairman’s report on conditions for preparation and organization of the Board of Directors’ work and on internal control procedures and risk management

Principles and rules adopted by the Board of Directors on the compensation and benefits of directors under Article L. 225-37 of the French Commercial Code

Principles and rules adopted by the Board of Directors regarding (i) the Chairman and Chief Executive Officer’s compensation and benefits are presented in paragraph 4.1.5.2 below and (ii) director’s fees or other remunerations allocated to the directors are presented in paragraph 4.1.5.5 below.

Information on Stock Option Plans and Free Shares Plans granted in favor of executive directors are set forth in paragraph 4.1.5.6 and section 4.3.4 below.

Participation of shareholders in general meetings

There is no specific arrangement for participation of shareholders in the Company’s general meetings.  For more information about the conditions for participation in the meetings, see section 6.2: “Memorandum and Articles of Association” of Chapter 6 “Additional Information”.

Elements likely to have an impact in the event of a takeover bid

Section 6.1.9 “Elements likely to have an influence in case of a public offer” of Chapter 6 “Additional Information” provides information about elements likely to have an impact in the event of a takeover bid, in compliance with article L.225-100-3 of the French Commercial Code.

2008 FORM 20-F – THOMSON GROUP / 98

Back to Contents

4.1.5   Compensation and benefits of Directors

4.1.5.1 Compensation and benefits of Mr. François de Carbonnel, Chairman of the Board of Directors until April 27, 2009

Mr. François de Carbonnel was not allocated any compensation in his capacity as Chairman of the Board of Directors. However, the Board of Directors held on April 9, 2008 decided, pursuant to article 225-46 of the French Commercial Code and article 5 of the Internal Board Regulations, to award to Mr. François de Carbonnel, on an extraordinary basis, €60,000 in compensation for his work in searching for a new Chief Executive Officer. In his capacity as director, Mr. François de Carbonnel received €58,924 of Director’s fees in 2008, the conditions of which are set forth in paragraph 4.1.5.5 below.

TABLE SUMMARIZING THE COMPENSATION OF MR. FRANÇOIS DE CARBONNEL

	2007		2008
(in €)	Amounts due	Amounts paid	Amounts due	Amounts paid
Exceptional compensation	N/A	N/A	60,000	60,000
Directors’ fees	40 000 (1) (2)	40 000	58,924 (1) (3)	58,924
Fringe Benefits	N/A	N/A	N/A	N/A
TOTAL	40 000	40 000	118,924	118,924
(1) Those amounts have been subject to withholding tax. (2) Directors’ fees for 2007 paid in 2008. (3) Directors’ fees for 2008 paid in 2009.

4.1.5.2   Compensation and benefits of Mr. Frederic Rose, Chairman and Chief Executive Officer

Mr. Frederic Rose, who does not benefit from any employment contract with the Company, took up his position on September 1, 2008 following his nomination as Chief Executive Officer by the Board of Directors on July 23, 2008. The compensation for Mr. Frederic Rose was determined by this same Board of Directors, based on the proposal made by the Remuneration Committee.

Mr. Frederic Rose’s compensation includes a fixed part for an annual gross amount of €800,000, and a variable portion conditional upon achievement of certain operational consolidated EBITDA(2) and Free Cash Flow targets(1), determined annually by the Board of Directors. Payment of the variable compensation to Mr. Frederic Rose is conditional for 50% upon achievement of the consolidated EBITDA objective and for 50% upon achievement of the consolidated Free Cash Flow objective. At least 80% of each objective must be achieved in order to entitle Mr. Frederic Rose to payment. In the event that 80% to 100% of the objectives are achieved, the amount of variable compensation would be reduced. The amount of Mr. Frederic Rose’s variable compensation may represent 100% of his annual gross fixed compensation in the event the objectives are achieved, and is limited to 125% in the event the objectives set are exceeded. For the period from September 1, 2008 to December 31, 2008, Mr. Frederic Rose benefited from a monthly fixed bonus of €66,000 gross, representing a total amount of €264,000. Given the Group’s situation and its performance leading to the conclusion that no bonus would be paid to members of the Executive Committee and to certain executives in respect of the incentive compensation plan for the second half of 2008, Mr. Frederic Rose decided to waive his fixed bonus for 2008.

Mr. Frederic Rose also waived the Directors’ fees for which he was eligible in 2008 as a director as well as the 1,000,000 stock options he had been granted by the Board of Directors held on July 23, 2008. For more details on the plan, please see below paragraph 4.1.5.6.

In addition, the Board of Directors held on July 23, 2008 decided to grant to Mr. Frederic Rose €150,000 (gross) upon him taking up the position, which partially compensates the loss of rights due to his departure from Alcatel-Lucent. Given the Company’s financial situation, Mr. Frederic Rose requested that the payment of this compensation be suspended.

(1)   Free cash flow is defined as net operating cash from / (used) in operating activities less purchases of property, plant & equipment (net of disposals) and intangible assets.

(2)   EBITDA is defined as profit before depreciation, amortization, tax and net finance costs.

2008 FORM 20-F – THOMSON GROUP / 99

Back to Contents

In the event of removal from his Chief Executive Officer corporate office, except in the case of gross negligence or gross misconduct, Mr. Frederic Rose would be entitled to an indemnity whose maximum gross amount would be equal to fifteen months fixed and variable compensation. This amount would be calculated according to his total fixed and variable compensation in relation to the fiscal year preceding the date of the Board of Director’s decision to remove him from corporate office. This indemnity shall be due provided Mr. Frederic Rose has remained in corporate office for a period of at least one fiscal year prior to the date of his removal.

Pursuant to article L. 225-42-1 of the French Commercial Code, the payment of this indemnity will be subject to performance requirements based on the Group operational consolidated EBITDA and Free Cash Flow, determined on a yearly basis by the Board of Directors.

Half of the indemnity payment will be subject to the achievement of a consolidated EBITDA target and the remaining half subject to that of a Free Cash Flow target.

If at least 80% of either the EBITDA or Free Cash Flow performance targets is not achieved, no indemnity shall be due. Should the percentage of achievement of either target fall between 80 and 100%, the indemnity would be reduced.

The achievement of all operational consolidated EBITDA and Free Cash Flow targets will be measured, on the basis of a constant scope of consolidation, on average by comparison to the average EBITDA and Free Cash Flow targets determined for the three fiscal years prior to the dismissal date.

However,

•

the achievement of each operational consolidated EBITDA and Free Cash Flow target will be measured, on the basis of a constant scope of consolidation, on average by comparison to the average EBITDA and Free Cash Flow targets determined for fiscal years 2009 and 2010 in case of removal before December 31, 2011;

•

the achievement of each of operational consolidated EBITDA and Free Cash Flow target will be measured, on the basis of a constant scope of consolidation, on average by comparison of the average EBITDA and Free Cash Flow targets determined for fiscal year 2009 in case of a removal before December 31, 2010.

Furthermore, in the event of termination from his duties, a non-competition clause is enforceable for a period of 9 months following termination, in exchange for which he would receive a monthly indemnity calculated on the basis of his last monthly global remuneration. This commitment was approved by the Board of Directors meeting held on July 23, 2008.

Mr. Frederic Rose does not benefit from any additional pension scheme.

The employer’s charges paid by Thomson, in respect of Mr. Frederic Rose’s compensation amounted to €87,914 in 2008.

TABLE SUMMARIZING THE COMPENSATION OF MR. FREDERIC ROSE

(in €)	Amounts due in respect of 2008	Amounts paid in 2008
Fixed	266,667 (1)	266,667
Variable	0 (2)	0 (2)
Sign-on Compensation	150,000 (2)	0 (2)
Directors’ fees	0 (3)	0
Fringe Benefits	N/A	N/A
TOTAL	416,667	266,667

(1)

Amount calculated pro rata temporis from September 1, 2008 to December 31, 2008.

(2)

Mr. Frederic Rose waived the payment of the monthly fixed bonus of €66,000 (gross) in respect of the second half of 2008, which represents the total amount of €264,000. Moreover, Mr. Frederic Rose requested that the payment of the sign-on compensation be suspended.

(3)

Mr. Frederic Rose waived payment of his Directors’ fees in respect of the fiscal year 2008.

2008 FORM 20-F – THOMSON GROUP / 100

Back to Contents

4.1.5.3   Compensation received by previous executive directors

Frank E. Dangeard

Mr. Frank E. Dangeard held the positions of Chairman and Chief Executive Officer of the Company until March 28, 2008, and Chairman of the Board of Directors until April 9, 2008. Mr. Frank E. Dangeard received gross fixed compensation of €225,000 and variable gross compensation of €417,107 for the period from January 1, 2008 to March 28, 2008.

This variable compensation was composed as follows:

•

€298,742 for the second half of 2007, representing 55% of his half-yearly objective;

•

€118,365 for the first half of 2008, representing 68% of his half-yearly objective prorata temporis.

In addition, Mr. Frank E. Dangeard received on his departure €2,286,332, representing six months prior notice and a severance payment which, on Mr. Dangeard’s initiative, was reduced from 15 to 12 months.

In addition Mr. Frank E. Dangeard received €20,000 of Directors’ fees for the year 2008.

The related employer charges paid by the Company amounted to €800,986 for the year 2008.

In 2007, Mr. Frank E. Dangeard had received total gross compensation of €1,514,678 (€900,000 in fixed compensation, €492,178 in variable compensation, €35,000 in respect of Director’s fees, as well as €87,500 in respect of a mobility allowance for the period from January 1, 2007 to July 31, 2007 intended for the costs incurred in his weekly travels to different sites of the Group).

In addition, the Board of Directors meeting held on March 28, 2008 authorized Mr. Frank E. Dangeard to keep the benefit of the stock options awarded to him during his term of office as Chairman and Chief Executive Officer of the Group (see paragraph 4.1.5.6 below and section 4.3.4 “Stock Options Plans and Free Share Plans” of this Chapter).

TABLE SUMMARIZING THE COMPENSATION OF MR. FRANK E. DANGEARD

	2007		2008 (period from January 1, 2008 to March 28, 2008)
(in €)	Amounts due	Amounts paid	Amounts due	Amounts paid
Fixed	900,000	900,000	225,000	225,000
Variable	624,221 (1)	492,178 (2)	118,365 (3)	417,107 (4)
Extraordinary compensation	87,500 (5)	87,500	2,286,332 (6)	2,286,332
Directors’ fees	35,000 (7)	35,000	20,000 (8)	20,000
Benefits in kind		N/A	N/A	N/A
TOTAL	1,646,721	1,514,678	2,649,697	2,948,439

(1)

In respect of the first half and second half of 2007.

(2)

In respect of the second half of 2006, and the first half of 2007.

(3)

In respect of the first half of 2008.

(4)

In respect of the second half of 2007 and the first half of 2008.

(5)

Specific allocation approved by the Board of Directors of December 14, 2006.

(6)

Severance payment and prior notice.

(7)

Directors’ fees due in respect of 2007.

(8)

Directors’ fees due in respect of 2008.

2008 FORM 20-F – THOMSON GROUP / 101

Back to Contents

Julian Waldron

Mr. Julian Waldron was appointed Chief Executive Officer by the Board of Directors on March 28, 2008 for an interim period ending on August 31, 2008. While serving his term of office, Mr. Julian Waldron kept his employment contract as the Group’s Chief Financial Officer.

The Board of Directors of March 28, 2008 determined the elements of his compensation in respect of his position as Chief Executive Officer as follows:

•

a fixed compensation of €320,000 gross per year, calculated pro rata temporis for the interim period. After the pro rata temporis calculation for the interim period, his compensation amounted to €134,564. This sum was not taken into consideration in calculating the half-yearly variable compensation due under the employment contract;

•

a sign-on compensation of €120,000 upon taking up his position as Chief Executive Officer;

•

the retention of the benefit of the stock options attributed to him as an employee of the Group (see paragraph 4.1.5.6 below and section 4.3.4 “Stock Options Plans and Free Share Plans” of this Chapter) in the event of departure from the Group.

Mr. Julian Waldron’s compensation under the employment contract in his capacity as Chief Financial Officer of the Group was composed of a fixed compensation, and a variable compensation based on the Group’s performance. In 2008, Mr. Julian Waldron also received a special compensation under the employment contract.

TABLE SUMMARIZING THE COMPENSATION OF MR. JULIAN WALDRON

	Compensation in his position as interim Chief Executive Officer (period from March 28 to August 31, 2008)		Compensation under the employment contract in his position as Chief Financial Officer (period from January 1st, to October 30, 2008)
(in €)	Amounts due	Amounts paid	Amounts due	Amounts paid	TOTAL of the amounts paid in 2008
Fixed compensation	134,564	134,564	499,819 (2)	499,819	634,383
Variable compensation	0	0	192,000 (3)	311,090 (4)	311,090
Special compensation	120,000(1)	120,000	360,000	360,000	480,000
Directors’ fees	N/A	N/A	N/A	N/A	N/A
Fringe Benefits	N/A	N/A	3,707 (5)	3,707	3,707
TOTAL	254,564	254,564	1,055,526	1,174,616	1,429,180

(1)

Sign-on compensation at the beginning of his term of office as interim Chief Executive Officer.

(2)

Fixed compensation and legal vacation indemnity.

(3)

Variable compensation in respect of the first half 2008.

(4)

Variable compensation in respect of the second half of 2007 and the first half 2008.

(5)

Corporate Car.

2008 FORM 20-F – THOMSON GROUP / 102

Back to Contents

4.1.5.4   Summary of compensation, benefits, options and performance shares attributed to executive directors

SUMMARY TABLE OF COMPENSATION DUE AND OPTIONS AND SHARES ACCRUING TO EACH EXECUTIVE DIRECTOR

	François de Carbonnel		Frederic Rose		Julian Waldron		Frank E. Dangeard
(in €)	Year 2007	Year 2008	Year 2007	Year 2008	Year 2007	Year 2008	Year 2007	Year 2008
Compensation in respect of the fiscal year (detailed in the table at paragraphs 4.1.5.1, 4.1.5.2 et 4.1.5.3)	40,000	118,924	N/A	266,667 (1)	N/A (3)	1,429,180	1,514,678	2,948,439
Valuation of the stock options granted during the fiscal yea (detailed in the table at paragraph 4.3.4)	N/A	N/A	N/A	N/A (2)	104,000	N/A	218,400	N/A
Valuation of the performance shares granted during the fiscal year			N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	40,000	118,924	N/A	266,667	104,000 (3)	1,429,180	1,733,078	2,948,439

(1)

Mr. Frederic Rose waived payment of the monthly fixed bonus of €66,000 (gross) for the second half of 2008 (for a total amount of €264,000) and requested that the payment of his sign-on compensation of €150,000 (gross) be suspended.

(2)

Mr. Frederic Rose waived the 1,000,000 stock options he had been granted by the Board of Directors held on July 23, 2008.

(3)

Mr. Julian Waldron did not exercise any function of director or officer in 2007.

SUMMARY TABLE OF BENEFITS GRANTED TO THE EXECUTIVE DIRECTORS

	Employment Contract		Additional pensions scheme		Indemnities or benefits due or possibly due following taking up, ceasing or changing position.		Allowances in relation to a non-competition clause
Executive directors	Yes	No	Yes	No	Yes	No	Yes	No
François de Carbonnel		X		X		X		X
Frederic Rose		X		X	X (1)		X (1)
Julian Waldron	X (2)			X		X		X
Frank E. Dangeard		X		X	X (3)			X

(1)

See paragraph 4.1.5.2 above.

(2)

Mr. Julian Waldron kept his employment contract as Chief Financial Officer during his term of office as Interim Chief Executive Officer.

(3)

See paragraph 4.1.5.3 above.

2008 FORM 20-F – THOMSON GROUP / 103

Back to Contents

4.1.5.5   Directors’ fees and other compensation

Directors’ fees

In compliance with Article L. 225-37 of the French Commercial Code, the principles and rules stated by the Board of Directors to determine the directors’ fees awarded to executive directors are shown below.

The Remuneration Committee recommends to the Board of Directors the total amount of Directors’ fees to be submitted for shareholders’ approval at the Annual General Shareholders’ Meeting, and their allocation among the directors. The maximum annual amount of Directors’ fees that can be paid to the directors was set at €450,000  by the Annual General Shareholders’ Meeting held on May 7, 2004.

The annual allocation of Directors’ fees is decided by the Board of Directors according to the effective attendance of the directors at the Board of Directors and its Committees’ meetings, on the basis of:

•

€4,000 per director for each meeting of the Board of Directors;

•

Chairman of Committee: €3,000 per Chairman for each meeting of the Committee;

•

Committees: €1,500 per director for each meeting of the Committee.

For 2007 and 2006, the amount of the Directors’ fees was capped at €40,000 per director. For 2008, the amount of the Directors’ fees was distributed according to the director’s effective attendance, within the limit of €450,000 set by the Annual General Shareholders Meeting.

Given the Company’s situation, the Board of Directors held on March 9, 2009 decided to suspend the payment of the 2009 Directors’ fees and to review the decision according to the evolution of the financial situation of the Company and the evolution of the Board of Directors.

Mr. Eddy Hartenstein and Mr. Marcel Roulet as advisors receive compensation equivalent to the Directors’ fees.

Other compensation

Pursuant to article 225-46 of the French Commercial Code and article 5 of the Internal Board Regulations, the Board of Directors meeting held on April 9, 2008 appointed Mr. Paul Murray to handle the follow-up of a dispute. Mr. Paul Murray received extraordinary compensation of €8,000 for these services in 2008.

2008 FORM 20-F – THOMSON GROUP / 104

Back to Contents

Summary table

DIRECTORS’ FEES AND OTHER COMPENSATION ALLOCATED TO THE NON-EXECUTIVE DIRECTORS (*)

Name	Amounts paid in respect of the fiscal year 2006(**)		Amounts paid in respect of the fiscal year 2007(**)	Amounts paid in respect of the fiscal year 2008(**)
(in €)	Directors’ fees	Extraordinary compensation	Directors’ fees	Directors’ fees	Extraordinary compensation
Éric Bourdais de Charbonnière	35,000	-	40,000	42,888	-
Loïc Desmouceaux	30,000 (1)	-	35,000 (1)	38,786 (3)	-
Eddy W. Hartenstein	30,000	2,000 (6)	34,500	19,020	16,000 (7)
Pierre Lescure	30,000	-	16,000	36,548	-
Didier Lombard	30,000	-	35,000	33,938	-
Gérard Meymarian	30,000 (1)	-	32,000 (2)	20,885 (2)	-
Paul Murray	35,000	10,000 (6)	40,000	48,855	8,000
Marcel Roulet	35,000	-	40,000	39,905	17,500 (7)
David Roux (4)	30,000	-	35,000	36,548	-
Rémy Sautter	30,000	4,000 (6)	33,500	53,703	-
Henry P. Vigil (5)	-	-	-	-	-

(*)

Directors’ fees paid to Mr. François de Carbonnel are mentioned in paragraph 4.1.5.1 above. Mr. Frederic Rose waived the Directors’ fees for which he was eligible for 2008 in his capacity of director.

(**)

Some amounts have been subject to a withholding tax. Directors’ fees are paid at the beginning of the year following the applicable fiscal year.

(1)

€2,500 have been paid directly to the Thomson Employee Shareholders’ Association on behalf of each director representing employee shareholders.

(2)

€1,500 have been paid directly to the Thomson Employee Shareholders’ Association on behalf of Mr. Gérard Meymarian.

(3)

€3,000 have been paid directly to the Thomson Employee Shareholders’ Association on behalf of Mr. Loïc Desmouceaux.

(4)

Mr. David Roux’s Directors’ fees were paid directly to Silver Lake Partners.

(5)

Mr. Henry P. Vigil waived payment of his Directors’ fees.

(6)

Extraordinary compensation paid in respect of a specific committee meeting held in 2006.

(7)

Compensation in the capacity of advisor.

The Directors’ fees for Ms. Catherine Cavallari and Mr. Jean de Rotalier, directors representing the employees whose term of office ended on June 13, 2007, were paid directly to their labor organization. In respect of the years 2006 and 2007, these Directors’ fees respectively amounted to €30,000 and €8,000 for Ms. Cavallari, and €30,000 and €12,000 for Mr. Jean de Rotalier.

4.1.5.6   Stock Options awarded to directors - Performance Shares

Stock Options granted to Mr. Frederic Rose

Mr. Frederic Rose waived the 1,000,000 stock options he had been granted by the Board of Directors held on July 23, 2008. They had been granted at an exercise price of €3.75 and they could be exercised only if requirements for attendance and performance were met. The performance requirements were based on the consolidated EBITDA and the consolidated Free Cash Flow targets objectives, determined annually by the Board of Directors.

2008 FORM 20-F – THOMSON GROUP / 105

Back to Contents

Stock Options granted to previous Chief Executive Officers

Mr. Frank E. Dangeard is still the beneficiary of the following stock option plans:

STOCK OPTIONS GRANTED TO MR. FRANK E. DANGEARD (*)

Plan number and Shareholders Meeting’s date	Plan no. 3 10/11/2000 Subscription options	Plan no. 4 10/11/2000 Purchase options	Plan no. 5 10/05/2005 Purchase options	Plan no. 6 10/05/2005 Subscription options	Plan no. 7 10/05/2005 Subscription options
Date of Board of Directors’ meeting	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006	December 14, 2007
Number of options granted	435,000	165,000	120,000	160,000	105,000
(*) For more information about these Stock Option plans, see section 4.3.4 of this chapter.

Mr. Julian Waldron was awarded the following stock options in his position as employee of the Group and conserved the benefit of exercise rights from them:

STOCK OPTIONS GRANTED TO MR. JULIAN WALDRON (*)

Plan number and Shareholders Meeting’s date	Plan no. 3 10/11/2000 Subscription options	Plan no. 4 10/11/2000 Purchase options	Plan no. 5 10/05/2005 Purchase options	Plan no. 6 10/05/2005 Subscription options	Plan no. 7 10/05/2005 Subscription options
Date of Board of Directors’ meeting	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006	December 14, 2007
Number of options awarded	350,000	30,000	50,000	110,000	50,000
(*) For more information about these option plans, see paragraph 4.3.4 of this chapter.

Stock Options granted to the other Directors

Mr. Loïc Desmouceaux, director representing employee shareholders, has been granted the following stock options in his position as a Group employee:

STOCK OPTIONS GRANTED TO MR. LOïC DESMOUCEAUX (*)

Plan number and Shareholders Meeting’s date	Plan no. 3 10/11/2000 Subscription options	Plan no. 6 10/05/2005 Subscription options	Plan no. 7 10/05/2005 Subscription options
Date of Board of Directors’ meeting	September 22, 2004	September 21, 2006	December 14, 2007
Number of options granted	7,600	2,000	1,000
(*) For more information about these Stock Option plans, see section 4.3.4 of this chapter.

Other information concerning Stock Option plans or performance shares awarded to Directors

During 2008, no stock option previously awarded to the executive directors was exercised by the beneficiaries.

Stock Options exercised during 2008 by each executive director	None

No performance shares were granted to directors during 2008, or during the previous years.

Performance shares granted to directors during 2008	None
Performance shares that became available for directors during 2008	None

2008 FORM 20-F – THOMSON GROUP / 106

Back to Contents

4.2    Executive Committee

4.2.1   Members of the Executive Committee

As of March 31, 2009, the Executive Committee comprises seven members. The following table shows their responsibilities and year of appointment.

Name of Executive Committee Member	Responsibility	Appointed
Frederic Rose	Chief Executive Officer	2008
Éric Bachellereau	Human Resources & CSR	2005
Béatrix de Russé	Licensing, Research & Innovation	2004
Andrew Levido	Business Operations and Thomson Connect (*)	2008
Vince Pizzica	Strategy, Technology & Marketing	2008
Lanny Raimondo	Technicolor Business Group	2001
Stéphane Rougeot	Chief Financial Officer	2008
(*) Formerly “Thomson Grass Valley”

For the functioning of the Executive Committee, see Chapter 8: “Internal and external Controls Procedures”, section 8.1.2: “General control environment - Group management and decision - making processes”.

Biographies of Executive Committee members

Mr. Frederic Rose took position as Chief Executive Officer starting September 1, 2008. For more information about his biography, please refer to paragraph 4.1.3.1 above.

Mr. Éric Bachellereau has been Head of Human Resources & CSR since January 2009. He joined Thomson as Head of Human Resources in September 2005. In 2004 and 2005, Mr. Éric Bachellereau was Senior Vice President in charge of Management Development of the Arcelor Group, and HR Director of the Stainless Steel Division in Paris and Luxembourg. Previously, he was Vice President for Thomson’s Human Resources, in charge of Thomson TVAA and corporate functions worldwide from 1999 to January 2004. Mr. Éric Bachellereau was Vice President, Human Resources with Alcatel-Alsthom (89-99) and Human Resources manager with FNAC Paris (83-89). Mr. Éric Bachellereau holds a degree in social sciences from F. Rabelais University (Tours).

Mrs. Béatrix de Russé was appointed Head of Licensing, Research & Innovation in 2008, after holding the position of Head of Intellectual Property and Licensing since February 2004. Prior to this and since 1999, she was Head of Licensing. From 1993 to 1999 she was successively Head of Licensing, then Head of Patents and Licensing for Thomson. From 1984 to 1992, Mrs. Béatrix de Russé was in charge of international contracts and Intellectual Property at Thomson Components and STMicroelectronics, where she specialized in Intellectual Property matters. From 1976 to 1983, she worked as an international attorney at the international division of Thalès (former Thomson CSF). Mrs. Béatrix de Russé holds a Master’s degree in law and DESS in International Trade law as well as a Master’s degree in English and a CDCI diploma.

Mr. Andrew Levido is Head of Business Operations and Thomson Connect formerly “Thomson Grass Valley”. He was formerly in charge of operations at Alcatel-Lucent, overseeing the financial and operational performance of the EMEA and APAC regions. Mr. Andrew Levido has lived and worked in both Asia and Europe. He has held several senior positions with Alcatel, including COO for the APAC region, Country Leader for Hong Kong and Australasia, and General Manager of Alcatel’s Integration and Services activities in Australasia. Mr. Andrew Levido has 20 years experience in the technology sector, working for a number of major companies including Siemens, GEC Plessey and Exicom. He holds a Bachelor of Engineering from the University of Technology, Sydney, and an MBA from Macquarie University.

2008 FORM 20-F – THOMSON GROUP / 107

Back to Contents

Mr. Vince Pizzica is Head of Strategy, Technology & Marketing. Mr. Vince Pizzica was recently special advisor to the COO of Telstra on Mediacomms technology and prior to that was in charge of Technology, Strategy and Marketing at Alcatel-Lucent for the Europe, Africa and Asia region. Mr. Vince Pizzica has lived and worked in both Europe and Asia. Over a 24-year career in the telecoms industry, he has held a number of positions at Alcatel, Siemens and Telstra, including CTO for the APAC region at Alcatel-Lucent, General Manager of the Trusted Networks activity at Siemens in Australia and various roles in operations and technology at Telstra. Mr. Vince Pizzica holds a Bachelor of Engineering from the Institute of Engineers in Australia, and a Master of Telecoms & Info Systems from the University of Essex, U.K.

Mr. Lanny Raimondo is Head of Technicolor Business Group. He joined Thomson in 2001, when Thomson acquired Technicolor. Mr. Lanny Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of Technicolor Group in 1998, after having served as President of the Company’s Home Entertainment business. Prior to that, Mr. Lanny Raimondo spent 16 years with Pirelli Cable Corporation where he managed large subsidiary companies in Great Britain, Canada and the U.S., holding the position of President and Chief Executive Officer of North American Group from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

Mr. Stéphane Rougeot joined Thomson as Chief Financial Officer in November 2008. He has worked for France Telecom – Orange Business Services since 2003, initially within Equant as Head of Strategy and then as Head of Indirect Sales prior to becoming Group Controller in 2007. He had worked previously at Thomson where he was in charge of Investor Relations and then Corporate Communications from 1998 to 2003. He began his career at Total working in Africa and in Paris within Controlling, Project Financing and M&A. Mr. Stéphane Rougeot is a graduate of the IEP business school in Paris.

4.2.2   Executive Committee Compensation

Executive Committee Compensation

In 2008, the total compensation paid by the Company and by other companies of the Group to current members of the Executive Committee, including the Chief Executive Officer, was €4.37 million (including a €1.8 million variable component). The total compensation paid by the Company and/or by other companies of the Group to previous members of the Executive Committee was €5.96 million (including a €2.8 million variable component).

In 2008, the variable remuneration of the members of the Executive Committee consisted of two semi-annual bonus periods, conditional upon Group results or financial indicators reviewed at the beginning of each six-month period by the Remuneration Committee and submitted for approval by the Board of Directors. Given the financial situation of the Group, the variable remuneration of the members of the Executive Committee in respect to the second half of 2008 has not been paid.

In 2007, the total compensation paid to the members of the Executive Committee was €10.5 million (including a €2.56 million variable component and €1.23 million in compensation related to a specific performance plan).

The Company has decided to review the variable remuneration of the members of the Executive Committee and main executives of the Group. As of 2009, the variable remuneration of Executive Committee members will be determined annually on the basis of annual targets fixed at Group level.

The total amount provided for pensions and retirement and other similar benefits granted to the members of the Executive Committee amounted to €3.03 million in 2008 and €2.27 million in 2007.

Loans and guarantees granted or established for the members of the Executive Committee

None.

2008 FORM 20-F – THOMSON GROUP / 108

Back to Contents

4.3    Employees and Workforce

4.3.1   Overview

On December 31, 2008, the Group employed 22,775 employees, (67% male and 33% female) compared to 24,682 employees at December 31, 2007, a decrease of 8%.

The highly competitive and rapidly-changing Media & Entertainment sector in which Thomson provides its products, technology and services requires continuing adjustment to the workforce.

The table below shows the Group’s total workforce as of December 31, 2008, 2007 and 2006, as well as the distribution of personnel across geographical regions.

	2008	2007	2006
Europe (1)	7,683	8,552	9,267
North America	10,211	10,571	10,984
Asia – Oceania (2)	2,055	2,972	6,648
Other countries (3)	2,646	2,587	2,729
Number of employees in fully consolidated subsidiaries (4)	22,775	24,682	29,628
Number of employees in affiliated companies accounted for using the equity method (5)	2,655	N/A	N/A
(1) Including Poland.	1,182	1,349	998
(2) Including the People’s Republic of China (including Hong Kong).	672	1,067	5,053
(3) Including Mexico.	1,527	1,650	1,955
(4) Includes employees of activities treated as discontinued.
(5) Mainly the joint-venture with NXP, NuTune.

Total workforce figures above account for executives, non-executives and workers. Temporary employees and trainees are excluded.

The following table indicates the number of Group employees by segment as of December 31, 2008:

Division / Segment	Number of employees	Percentage
Technicolor, formerly Services	15,297	67.2%
Thomson Grass Valley, formerly Systems	5,488	24.1%
Technology	809	3.5%
Corporate	664	2.9%
Other (1)	517	2.3%
TOTAL	22,775	100%
(1) Includes employees of activities treated as discontinued.

2008 FORM 20-F – THOMSON GROUP / 109

Back to Contents

The decrease in the number of employees since December 2007 resulted primarily from the transfer of our tuner activity employees into the joint venture signed with NXP Semiconductors, the disposal of non-core activities and the repositioning of the Group’s other businesses as detailed below.

In Europe, variations are mainly related to:

•

the re-industrialization of the Angers and Genlis manufacturing sites in France. While these sites have developed their capabilities in the manufacturing of certain core Thomson products (gateways, set-top boxes) for the Group, further re-industrialization has also been conducted. This has led to either the establishment of new companies at the sites or to partnerships with local companies, who have ensured employment for former Thomson employees. These developments have also enabled us to support employees who, on a voluntary basis, have chosen to pursue external professional projects. As a result of the development of up to date capability in manufacturing and re-industrialization, the Genlis manufacturing business was transferred to Novatech, a French electronic manufacturing contractor, on September 30, 2008;

•

a decrease in the number of employees, mainly based in Poland, due to a lower demand in DVD;

•

a decrease in the number of employees in the London area, primarily due to the transfer of a substantial part of the bulk release print volume from the West Drayton laboratory to our Rome laboratory and to a reduction in film visual effects work;

•

the sale of Grass Valley’s digital film equipment product line to private investors led by Parter Capital Group.

In the Americas, variations are mainly related to:

•

Thomson’s disengagement from the silicon components business and from the retail telephony activities;

•

trends in the production of DVDs in Guadalajara, Mexico and Memphis; and

•

the acquisition of the Denver Sparrowhawk Networking Operating center.

In Asia, variations are primarily due to:

•

in Indonesia and Singapore, following the transfer of the tuner work force into NuTune, the newly created joint venture with NXP;

•

in Hong Kong & Shenzhen, Thomson’s disengagement from the retail telephony activity;

•

in Beijing, following Thomson’s disengagement from the silicon components business;

•

in Japan, the closure of Thomson Network Services Japan, following the transfer of the play-out operation back to Disney; and

•

in India, the strengthening of Paprikaas Animation Studios’ creative, technical and computer animation capabilities and the launch of a new DVD compression and authoring and animation support in line with a new DreamWorks contract at our operations in Bangalore.

4.3.2   Employee Profit-Sharing

Four French subsidiaries of the Company offer employees incentive plans based on the related subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three most recent fiscal years amount to the following:

•

amounts distributed in 2006 for year 2005: €952,688;

•

amounts distributed in 2007 for year 2006: €878,511; and

•

amounts distributed in 2008 for year 2007: €579,275.

In addition, several of our locations in France and in the United States offer their employees profit sharing plans based on company results and/or achievement of individual objectives. Our Executive Committee and other members of senior management are incentivized with plans based on Group and business unit results and the achievement of individual performance objectives.

4.3.3   Shares held by Employees

In accordance with Article L. 225-102 of the French Commercial Code and to the Company’s best knowledge, the number of shares held by the Group’s employees and former employees represented around 2.05% of our share capital at December 31, 2008. We estimate that this represents around 1.98% of our share capital as of February 27, 2009.

As of December 31, 2008, the number of shares held by the Group’s employees in the Group Saving Plan (Plan d’Épargne Entreprise), by employees and former employees through Thomson’s savings plan (Fonds Communs de Placement d’Entreprise), and the number of shares directly held by the employees and subject to a lock-up period was 2,614,128 shares, representing 0.97% of the share capital. It represents around 0.95% of the share capital as of February 27, 2009.

2008 FORM 20-F – THOMSON GROUP / 110

Back to Contents

The countries with the greatest number of shares held by the Group’s employees and former employees are currently France, the United States, Italy, Singapore and Germany.

4.3.4   Stock Option Plans and Free Share Plans

Stock Options Plans

The Shareholder’s Meeting held on May 22, 2008 authorized the Board of Directors to grant subscription or purchase options to the Group’s employees or directors. This authorization was given for a period of 38 months, and is valid until July 22, 2011. Options granted under this authorization shall not give rights to a total number of shares greater than 3% of the share capital as of the day of the Board of Directors’ decision to grant the options.

As of December 31, 2008, the Company has established the following seven existing stock option plans:

	Plan 1	Plan 2	Plan 3	Plan 4	Plan 5	Plan 6	Plan 7
	Purchase options	Subscription options	Subscription options	Purchase options	Purchase options	Subscription options	Subscription options
Decision of the Shareholder Meeting	November 10, 2000	November 10, 2000	November 10, 2000	November 10, 2000	May 10, 2005	May 10, 2005	May 10, 2005
Board’s decision	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006	December 14, 2007
Number of options granted, including:	4,018,500	3,540,300	7,366,590	719,400	1,993,175	2,739,740	1,307,100
Number of options granted to directors and officers (1)
Loïc Desmouceaux			7,600			2,000	1,000
Julian Waldron			350,000	30,000	50,000	110,000	50,000
Frank E. Dangeard			435,000	165,000	120,000	160,000	105,000
Number of options granted to the first ten employee beneficiaries (2)	135,000	131,700	2,100,000	225,000	470,000	717,000	343,000
Beginning of the exercise period	December 19, 2003	October 13, 2004	September 23, 2007	April 20, 2008	December 9, 2008	September 22, 2008	December 15, 2009
Plan life	10 years	10 years	10 years	10 years	10 years	8 years	8 years
Expiration date	December 17, 2010	October 11, 2011	September 21, 2014	April 18, 2015	December 7, 2015	September 20, 2014	December 14, 2015
Exercise price	€55.90	€31.50	€16.00	€20.82	€17.73	€12.49	€10.43
Exercise period	50% as of December 19, 2003 and 100% as of December 19, 2004	50% as of October 13, 2004 and 100% as of October 13, 2005	50% as of September 23, 2007 and 100% as of September 23, 2008	50% as of April 20, 2008 and 100% as of April 20, 2009	50% as of December 9, 2008 and 100% as of December 9, 2009	50% as of September 22, 2008 and 100% as of September 22, 2009	50% as of December 15, 2009 and 100% as of December 15, 2010
Number of shares subscribed as of December 31, 2008	-	-	-	-	-	-	-
Number of options cancelled since the beginning of the plan	3,586,200	3,258,600	2,462,540	203,200	593,250	574,250	114,000
Number of options cancelled in 2008	17,900	16,400	560,770	72,000	187,200	341,000	113,000
Number of outstanding options at the end of 2008	432,300	281,700	4,904,050	516,200	1,399,925	2,165,490	1,193,100

(1)

Mr. Frederic Rose waived the 1,000,000 stock options he had been granted by the Board of Directors held on July 23, 2008.

(2)

Information provided pursuant to article L.225-184 of the French Commercial Code.

2008 FORM 20-F – THOMSON GROUP / 111

Back to Contents

As of December 31, 2008, the total options granted under the plans amounted to 2,348,425 purchase options and 8,544,340 subscription options granted to 708 beneficiaries.

The exercise prices of the various stock option plans have been fixed without discount and calculated on the basis of the average share price of the 20 trading days prior to the Board of Directors meeting.

Pursuant to Article L. 225-184 of the French Commercial Code, we specify the following:

•

as of December 31, 2008, no stock option of the above Plans had been exercised;

•

no option was granted to the Group employees in 2008.

Free Share Plan

The Shareholders’ Meeting of May 10, 2005 authorized, with delegation to the Board of Directors, the allocation of free shares to employees and officers of the Group. This delegation was renewed at the Shareholders’ Meeting of May 15, 2007 in order to take into account the adjustments made to this mechanism by French law No. 2006-1770 of December 30, 2006, for the development of profit-sharing and the employee shareholding.

Making use of this delegation, the Board of Directors meeting held on June 21, 2007 approved the implementation of a global free share plan to eligible employees of the Group.

As of December 31, 2008, the maximum number of shares to be delivered, subject to the achievement of specified granting conditions, was 368,000 shares, accounting for 0.14% of Thomson’s share capital.

This worldwide plan provides, depending on the country, acquisition periods of two or four years. The shares will be delivered at the end of the acquisition period subject to conditions of continuous employment within the Thomson Group during the acquisition periods.

Moreover, the Board of Directors meeting held on October 17, 2007 approved the implementation of a Long-Term Incentive Plan for the retention of key managers and employees with high potentials of the Group with the intention of associating beneficiaries with the development of the Group and the execution of 2007-2009 strategic objectives. Within the framework of this plan, free shares granting rights were allocated, the final acquisition of which is subject to conditions of operational performance achievements and continued employment within the Group on October 17, 2009, and then on October 17, 2010. These shares will be subject to transfer restriction for a period of two years as from the initial acquisition dates.

On December 31, 2008, the maximum number of rights to receive existing company shares under this Long-Term Incentive Plan, subject to the full achievement of acquisition conditions, is 1,244,136 shares which accounts for 0.46% of Thomson’s share capital.

The Company has not granted any free share plan under Article L. 225-197-1 of the French Commercial Code in 2008.

4.3.5   Human Resources & Internal Communication Organization

Thomson’s Human Resources, Internal Communication & Diversity (HR, IC&D) organization is aimed at reinforcing Thomson’s strategic priorities and is fully aligned with our business. HR, IC&D addresses and focuses on four core pillars: Talent, Culture, Development and Retention.

The HR, IC&D function is structured in four domains:

1. Business Divisions HR Support;

2. Regional HR coordinators;

3. Cross-divisional HR support functions; and

4.  Internal Communication and Diversity.

Wherever possible, individuals have multiple roles, maximizing efficiency and capitalizing on the specialized skills of our HR, IC&D leaders. Regardless of their location or current organization HR, IC&D individuals report exclusively and directly to the HR, IC&D.

2008 FORM 20-F – THOMSON GROUP / 112

Back to Contents

1. Business Divisions HR Support:

The Business Divisions Support work closely with the different organizations to drive HR, IC&D initiatives and provide necessary support to meet the business’ needs in a timely and efficient manner. The Business Divisions HR Support are organized as follows:

•

Technicolor Home Entertainment Services (THES)

•

Technicolor Digital Content Delivery (TDCD)

•

Technicolor Creative Services (TCS)

•

Technicolor Media Networks (TMN)

•

TGV – Thomson Premises Connected (TPC)

•

TGV – Grass Valley (GV)

•

Licensing, Research & Innovation (LRI)

2. Regional HR Coordinators:

The Regional HR Coordinators are dedicated to ensure a consistent approach within each region and to ensure HR, IC&D remains fully compliant with all local employment laws and practices. The HR Regional Coordinators are organized as follows:

•

Asia-Pacific

•

EMEA

•

Americas

3. Cross-divisional HR Support:

The Cross-divisional HR support leaders provide HR support to the central functions or provide specialized expertise across the whole organization. The Cross-divisional HR support is organized as follows:

•

Strategy / Technology & Marketing

•

Finance & Legal

•

Business Operations

•

Compensation & Benefits-monitoring C&B practices, policies, processes, information and management systems. This includes the design, communication and follow-up of the different plans and projects related to our Total Reward Scheme (grading & banding systems, headcount and salary mass reporting);

•

Management Development, Training & International Mobility-managing initiatives and actions related to employees’ development and talent attraction. This includes training strategies and processes related to employee reviews, relationships with universities and employee involvement initiatives.

The HR, IC&D, a member of Thomson’s Executive Committee, defines HR, IC&D strategic priorities in line with Thomson’s strategic plan, implements and adapts the HR, IC&D model, identifies organizational needs and related resources, and pilots HR, IC&D initiatives across all of the Group’s activities.

4.3.6   Human Resources & Internal Communication Quality Policy

To effectively address customers’ needs and expectations internally, Human Resources, Internal Communication & Diversity has implemented its model with key projects such as:

•

global mapping, job grading and combined headcount and salary mass reporting;

•

benefits tracking system for all business units and regions worldwide in which we have employees;

•

short-term variable programs analysis;

•

continuous relationships with leading business schools and universities to attract new talent, provide general management and executive programs and offer dedicated customized Thomson programs on leadership;

•

continuous process improvement on our half-year performance evaluation system and interconnection with our semi-annual talent review to address succession plan, risk analysis on key positions, identification and curriculum plans in order to minimize risk and to develop human capital at all levels of the organization;

•

interconnected Human Resources initiatives addressing attraction and retention challenges in order to anticipate risks related to our organizational changes, resources availabilities, skill competencies and Human Capital management and development;

•

multinational pooling system linking together selected insurance / pension contracts from two or more countries into one single system;

2008 FORM 20-F – THOMSON GROUP / 113

Back to Contents

•

additional corporate development seminars addressing the management of key business accounts; mobilization through objectives setting and performance management, ethics;

•

international mobility programs addressing localisation aspects within India and America; and

•

improved new internal communications tool emphasizing our media web 2.0 oriented approach.

All these initiatives are reviewed and upgraded during a yearly WW Human Resources seminar grouping more than 40 managers from all Thomson locations.

The HR, IC&D committee holds bi-monthly meetings on all related initiatives, and progress is reported by way of a human resource “scorecard”. Moreover, several internal audits are conducted during the year in order to secure and evaluate the various initiatives that are launched.

4.3.7   Development of Management Competencies

Thomson has developed, and is implementing Group-wide, a comprehensive curriculum to develop management competencies in order to support managers in meeting Group business performance targets.

These programs participate to promote the four values that are part of the individual evaluation of all managers: respect, transparency, anticipation and accountability.

The management competencies development curriculum addresses three levels of management within the Group:

•

Senior managers: A Key Account Management development seminar has been carried out under the sponsorship of the Head of Thomson Grass Valley Business Group. The objectives of this seminar are to assist key account managers to better assess their customers’ challenges and build long-term relationships and to support the new key account management organization implementation. More than 30 key account managers participated in these seminars in 2008.

In addition, an Ethical Leadership development seminar has been designed and launched in 2008 under the “Ethics Compliance Committee”. This program is made of internal and e-learning sessions and allowed more than 400 key managers to work on Ethical fundamentals and associated leadership in 2008;

•

Global talent pool: A Thomson Leadership program has been carried out with a leading international business school. Managers participating in this training work on strategies and leadership cases during one week. As a follow up, managers are required to work across organizations on various projects during three to four months to provide recommendations regarding certain Thomson strategic challenges, under the sponsorship of Executive Committee members. Thirty-four Thomson managers participated in this program in 2008;

•

Front line and middle managers: Thomson launched a Group-wide “People Performance Management” program with the objective of supporting managers in developing the necessary competencies to plan and establish goals, assess and review individual performance, coach and develop employees’ competencies and reward results. More than 160 managers participated in this program in 2008;

•

In addition, a complementary program addressing Global and Fair Competition Ethical Leadership was created and launched in 2008, with more than 1,000 managers and Marketing & Sales representatives attending the program during the year 2008;

•

A specific program has also been implemented in America on “Leadership Best Practices”. More than 3,000 participants attended this program in 2008.

Based on an individual’s identified needs, our various business divisions and sites propose complementary management programs.

During 2008, in the area of international workforce mobility, Thomson has implemented localisation programs in America and India.

4.3.8   Remuneration Policy

Total remuneration is considered a key element of the Human Resources policy for the Thomson Group. This remuneration policy is tailored to recognize and acknowledge, on a fair basis, an employee’s contribution to the success of the Group.

Thomson continues to implement a classification system according to grades and bands that ultimately reinforces the link between contribution and remuneration (the so-called Watson Wyatt methodology). As of December 31, 2008, we had completed the classification of all levels of employees which allows us to provide clear position definitions and assess competitive wages according to peers and market. Market benchmarks are assessed thanks to salary surveys where matching between survey data and Thomson positions was completed in the first quarter of 2009. This provides Thomson with a viable, objective and equitable means of remunerating employees.

2008 FORM 20-F – THOMSON GROUP / 114

Back to Contents

The total remuneration policy is structured around flexible and competitive fixed and variable compensation elements driven by market best practices and the Group’s objectives for long-term value creation appropriate to circumstances and goals:

•

competitiveness: Appropriate market benchmarks of total compensation against peer companies allows Thomson to offer competitive compensation packages to employees in accordance with competitive pressures in the marketplace. This ensures that Thomson continues to attract and retain high potential and high caliber talent for which Thomson competes in an international market place;

•

equitable approach: Thomson believes that it remunerates its employees on an equitable basis in each of its geographical locations in line with local standards. The remuneration policy is based according to the employee’s level of responsibility, experience and contribution to the Group’s success. With respect to Company engineers and managers, our “broadbanding policy” allows for consistent assessment of responsibility and levels of expertise on an international basis. In addition, the remuneration policy of top executives is centralized to facilitate consistency of our various remuneration components; and

•

business complexities: The remuneration of Professionals, Engineers and Managers is a sound, market-driven policy and ultimately administered to stimulate business performance. A significant part of the total remuneration package is composed of variable elements that drive a performance culture and support the company’s strategy. In 2009, variable elements are under review so as to stimulate, recognize and reward not only individual contribution but also and in particular, strong Group performance. Therefore, because the Company’s businesses are built upon activities with a time frame longer than six months, bonus goals and payments will be set on an annual basis and consistently include collective financial strategic targets.

In accordance with the principles and rules established by the Group, each of our Group entities is entitled to recognize the potential and encourage the development of their employees by means of various remuneration factors defined by the Group.

4.3.9   Training Policy

Thomson’s training policy is under the responsibility of the Management Development unit within the Human Resources department and is implemented at three levels within the Group:

Group-wide

In order to reinforce management’s ownership of Thomson strategies, consolidate management skills and meet cultural integration challenges, we have provided development seminars for our “talent pools” (which includes our 100 key Group-wide employees, high potential employees, key talents and women’s forum) focusing on major Group strategic topics such as value creation, technology, key account management and business leadership.

Cross-divisional Functions

Cross-divisional professions within the Group identify and implement training programs aimed at developing the managerial and technical skills of their teams.

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

2008 FORM 20-F – THOMSON GROUP / 115

Back to Contents

4.3.10   Labor Relationships

Labor relations with Thomson employees are the responsibility of our managers in each country.

With respect to our European operations, Thomson entered into a labor agreement with a European counsel of employee representatives (the “European Council”) confirming the Group’s labor practices. On May 10, 2006, this agreement was renewed unanimously by ten union organizations representing the European companies in the Group. This European Council, which meets several times each year, comprises union representatives or members of the works councils from France, Germany, Belgium, Britain, Spain, Italy, The Netherlands, Poland and Switzerland. Thomson’s European Council is a supranational body, the purpose of which is to address topics of a transnational nature. The European Council is informed of Thomson’s European operations in respect of personnel, finance, production, sales, and research and development, and their impacts upon employment and working conditions. It is also informed of major structural, industrial and commercial changes as well as organizational transformations within the Group.

In accordance with applicable law in the European Union, Thomson’s managers of each European country meet annually with labor organizations to discuss remuneration and working conditions.

In accordance with domestic laws, data regarding the level of unionization cannot be made public in Germany, Belgium, Spain or France. In Italy, 100% of our employees are unionized. In 2008, Thomson entered into 24 collective bargaining agreements with its German employees; 43 agreements in France; two agreements in Italy, one in the Netherlands and two agreements in the United Kingdom.

In 2008, we entered into three collective bargaining agreements in Canada. Approximately 24% of our Canadian employees are unionized.

In 2008, approximately 9% of our U.S. employees were unionized and were covered by the collective bargaining agreements negotiated with the national and/or local unions. These agreements, with an average duration of three years, address salaries, employment benefits, and the working conditions and organization. In 2008, Thomson entered into four collective bargaining agreements.

In Mexico, employment agreements are renegotiated every year, and three collective agreements were signed in 2008. The proportion of employees belonging to a union is 67%. In Brazil, all our employees are unionized, one such agreement was signed.

In Australia, 30% of employees belong to a union and two collective agreements were signed in 2008.

In Singapore, no agreement was signed and none of our employees is unionized. In India, no agreement was signed in 2008 and 1% of employees are unionized.

2008 FORM 20-F – THOMSON GROUP / 116

Back to Contents

5

SHAREHOLDERS AND LISTINGS INFORMATION

5.1    Major Shareholders

118

5.1.1

Distribution of share capital and voting rights

118

5.1.2

Purchases of Equity Securities by the Issuer and Affiliated Purchaser

119

5.1.3

Individuals or Entities Holding Control of the Company

121

5.1.4

Shareholders’ Agreements

121

5.1.5

Modifications in the Distribution of Share Capital over the Past Three Years

121

5.1.6

Outstanding Dilutive Securities

121

5.1.7

Convertible / Exchangeable Bonds/ Share Purchase Warrants

121

5.1.8

Dividends

122

5.2    Related Party Transactions

123

5.3    The Offer and Listing

123

5.3.1

Trading Market for Shares and ADSs

123

5.3.2

Listing on Euronext Paris

123

5.3.3

Listing on the New York Stock Exchange

126

2008 FORM 20-F – THOMSON GROUP / 117

Back to Contents

5.1    Major Shareholders

5.1.1   Distribution of share capital and voting rights

As of February 27, 2009, the share capital is composed of 269,890,028 shares with a nominal value of €3.75, fully paid-up. At the same date, the number of ADSs was 29,444,776 (for more information about ADSs, please refer to paragraph 5.3.3 below of the present chapter).

The Company’s shareholding structure has been the following over the past years:

	At February 27, 2009			At December 31, 2008 (1)			At February 28, 2008			At March 31, 2007
Shareholders	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights
Public (2)(5)	252,481,679	93.55%	95.36%	252,289,351	93.48%	95.3%	252,089,265	93.4%	95.2%	247,683,117	90.44%	94.81%
Employees and former employees (3)	5,335,946	1.98%	2.01%	5,528,274	2.05%	2.08%	5,728,360	2.12%	2.16%	6,585,155	2.40%	2.52%
TSA (French Government) (4)	5,264,950	1.95%	1.99%	5,264,950	1.95%	1.99%	5,264,950	1.95%	1.99%	5,264,950	1.92%	2.02%
Microsoft (4)	1,693,621	0.63%	0.64%	1,693,621	0.63%	0.64%	1,693,621	0.63%	0.64%	1,693,621	0.62%	0.66%
Thomson (6)	5,113,832	1.89%	-	5,113,832	1.89%	-	5,113,832	1.89%	-	12,644,453	4.62%	-
Total	269,890,028	100%	100%	269,890,028	100%	100%	269,890,028	100%	100%	273,871,296	100%	100%

(1)

Information provided according to Article L. 233-13 of the French Commercial Code.

(2)

Estimate obtained by difference.

(3)

Estimate.

(4)

Held in registered form.

(5)

Includes shareholdings of institutional investment managers, as described further below.

(6)

Treasury Shares excluding share deposited into the liquidity account pursuant to the Liquidity Agreement. See section 5.1.2. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Situation as of December 31, 2008

According to Article L. 233-13 of the French Commercial Code and to the best of our knowledge, the following institutional investment managers, held, on December 31, 2008, the following interest in our share capital and voting rights for the account of their respective customers and/or for their own account, (which include shares without voting rights according to Article 223-11 of the General Regulation of the Autorité des marchés financiers, the French securities regulator known as the “AMF”):

•

Dodge & Cox: 12.58%

•

Brands Investment Partners: 7.43%

As it does on an annual basis, Thomson conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifiable), to investigate its shareholder base as of December 31, 2008. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Thomson can thus estimate the identity of its main shareholders, and the study indicated that 259 major funds were identified as probable shareholders.

Following this survey, the Group estimates that approximately 23 institutional shareholders each held at least 0.50% of our share capital at December 31, 2008.

As of December 31, 2008, 72 U.S. institutional investors were registered as owners of our shares. Based on the TPI, we estimate that U.S. institutional investors held 97,841,200 Thomson shares (66,376,700 ordinary shares and 31,464,500 ADSs) as of December 31, 2008, representing approximately 36.25% of our share capital.

2008 FORM 20-F – THOMSON GROUP / 118

Back to Contents

Holding threshold notified to the Company in 2008 and situation as of March 31, 2009

Franklin Resources crossed the holding threshold of 10% on November 24, 2008 and the threshold of 5% on December 16, 2008 and notified the Company of a holding of 2.7573% of the share capital as of December 19, 2008.

Dodge & Cox crossed the holding threshold of 10% on February 23, 2009 and the threshold of 5% on March 10, 2009. As of March 31, 2009, Dodge & Cox notified the Company that it no longer holds any Thomson shares.

Brandes Investment Partners crossed the holding threshold of 5% on March 31, 2009 and notified the Company of a holding of 4.98% of the share capital at the same date.

Société Générale crossed the holding threshold of 5% on February 20, 2009 and notified the Company of a holding of 9.07% of the share capital as of March 13, 3009.

To the Company’s best knowledge, no other shareholder holds more than 5% of the capital share or voting rights.

Other information regarding the Company’s shareholders

To the Company’s best knowledge, the members of the Board of Directors and the Executive Committee hold less than 1% of the share capital or voting rights of the Company (for more information about the Board of Directors members’ shareholding, please refer to paragraph 4.1.3.7 of Chapter 4 “Corporate Governance and Workforce”).

The main shareholders of the Company do not hold voting rights that are different from those of other shareholders.

5.1.2   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Program approved in 2008

A share repurchase program was approved at the Annual Shareholder’s Meeting held on May 22, 2008.

In compliance with European Regulation 2273/2003 dated December 22, 2003 and the General Regulations (Règlement général), the interpretations, decisions and guidance of the AMF, the objectives of the share repurchase program are the following:

•

delivery of shares in connection with any stock option plan implemented pursuant to Articles L. 225-177 et seq. of the French Commercial Code; or

•

sale or transfer of shares to employees under a profit sharing plan pursuant to applicable laws and regulations, in particular under Article L. 443-1 et seq. of the French Labour Law Code; or

•

free attribution of shares, in particular under Articles L. 225-197-1 et seq. of the French Commercial Code; or

•

delivery of shares in connection with the conversion of securities giving access to the Company’s share capital; or

•

cancellation of shares (to this end, a resolution authorizing the Board of Directors to reduce the share capital of the Company through the cancellation of shares was approved by the Shareholders’ Meeting held on May 15, 2007; this authorization is effective for a period of 26 months); or

•

delivery of shares (in exchange, payment or otherwise) in connection with external growth transactions; or

•

delivery of shares in connection with a liquidity contract entered into with a provider of investment services acting independently for market-making purposes.

This program also allows Company to use repurchased shares for any other lawful purpose. In such case, the Company will inform its shareholders of such use.

The Company may not purchase more than 10% of its share capital for the duration of the share repurchase program, the amount of which may be adjusted in the event of a change in share capital occurring after the Shareholders’ Meeting. The indicative maximum number of securities that may be bought under this program amounts to 26,989,002 shares.

The Company may not hold, at any time, more than 10% of its share capital.

The number of shares acquired by the Company for the delivery of shares in connection with a merger, spin-off or capital contribution may not exceed 5% of the share capital of the Company.

2008 FORM 20-F – THOMSON GROUP / 119

Back to Contents

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

The maximum repurchase price under this program is €25 per share.

The global amount allocated to the above-authorized share buy-back program cannot exceed €1,079,560,080.

The share repurchase program is valid until November 21, 2009.

The Board of Directors held on April 27, 2009 examined the opportunity to propose the renewal of this authorization to the shareholders’ approval at the Company’s Annual Shareholders’ meeting to be held on June 16, 2009 and decided not to propose such resolution.

Except the operations carried out under the Liquidity Agreement (see below), the Company, neither the Company or any “affiliated purchaser”, as defined in Rule 10b-18(a) under the Securities Exchange Act of 1934, as amended, made any purchase of the equity securities of Thomson during the period covered by this report.

At December 31, 2008, the Company held 5,113,832 shares (excluded the Liquidity Agreement) representing 1.89% of the share capital, for a book value of €88,705,648 and a nominal value of €19,176,870.

Liquidity Agreement

Consistent with customary practice in the French securities market, Thomson entered into a liquidity agreement (contrat de liquidité) (the “Liquidity Agreement”) with Crédit Agricole Cheuvreux (“CAC”) dated May 2, 2007. The Liquidity Agreement complies with applicable laws and regulations in France, including the ethical charter of the AFEI (the French Association of Investment Firms), as approved by the AMF. The Liquidity Agreement authorizes CAC to carry out market purchases and sales of Thomson shares on the Euronext Paris. At December 31, 2008, 1,836,065 shares and €534,121 figured into the liquidity account. The Liquidity Agreement has a term of twelve months and will renew automatically unless otherwise terminated by either party. Thomson publishes half year statements on the Liquidity Agreement. Such statements are available in the Regulated information sections of Thomson’s website at http://www.thomson.net.

Shares Purchased by Thomson and Allocation of these Treasury Shares as of February 27, 2009:

Percentage of share capital directly or indirectly owned (1)	1.89%
Number of shares directly or indirectly owned (1)	5,113,832
Number of shares cancelled over the last 24 months (2)	3,981,268
Book value of shares owned (in euros)	88,695,280
Fair market value of shares owned (3) (in euros)	3,477,405
(1) Excluding the shares allocated to the Liquidity Agreement in force. (2) Last 24 months preceding February 27, 2009. (3) Based on a quoted market price of €0.68 per share on February 27, 2009.

Of the 5,113,832 Thomson shares held by the Company, as of February 27, 2009, 1,999,997 shares are allocated to the objective of Employee option programs or other allocations of shares to employees and Officers of the Group, 2,626,165 shares may be delivered in connection with potential external growth transactions and 487,670 shares are allocated to the objective of share liquidity.

2008 FORM 20-F – THOMSON GROUP / 120

Back to Contents

Transactions by Thomson in its own shares between January 1, 2008 and February 27, 2009

Except the operations carried out under the Liquidity Agreement, no transaction was made by the Company in its own shares between January 1, 2008 and February 27, 2009.

The transactions carried out under the Liquidity Agreement during 2008 are the following:

Transaction date	Purchase/Sale	Number of shares	Market value of the transaction	Amount
January 2, 2008	Purchase	4,715	9.39	44,273.85
January 3, 2008	Purchase	3,000	9.00	27,000.00
January 3, 2008	Sale	3,000	9.04	27,120.00
January 7, 2008	Purchase	3,000	8.00	24,000.00
January 7, 2008	Sale	3,000	8.00	24,000.00

5.1.3   Individuals or Entities Holding Control of the Company

None.

5.1.4   Shareholders’ Agreements

To the best of our knowledge, there are no shareholders’ agreements among any of our shareholders.

5.1.5   Modifications in the Distribution of Share Capital over the Past Three Years

Other than the transactions described in 5.1.1. above, there were no significant modifications in the distribution of Thomson’s share capital in 2006, 2007 and 2008. Holdings of the institutional investors in our share capital are noted above under section 5.1.1 “Distribution of Share Capital and Voting Rights”.

5.1.6   Outstanding Dilutive Securities

As of December 31, 2008, our share capital may be further diluted upon conversion into new shares of our outstanding/exchangeable bonds mentioned below as well as our stock option plans 2, 3, 6 and 7, as described below:

•

281,700 stock options granted to employees and Directors as resolved by the Board of Directors on October 12, 2001 (see Chapter 4: “Directors, Senior Management and Employees”, section 4.3.4: “Stock Options Plans and Free Share Plans”);

•

4,904,050 stock options granted to employees and Directors as resolved by the Board of Directors on September 22, 2004 (see Chapter 4: “Directors, Senior Management and Employees”, section 4.3.4: “Stock Options Plans and Free Share Plans”);

•

2,165,490 stock options granted to employees and Directors as resolved by the Board of Directors on September 21, 2006 (see Chapter 4: “Directors, Senior Management and Employees”, section 4.3.4: “Stock Options Plans and Free Share Plans”); and

•

1,193,100 stock options granted to employees and Directors as resolved by the Board of Directors on December 14, 2007 (see Chapter 4: “Directors, Senior Management and Employees”, section 4.3.4: “Stock Options Plans and Free Share Plans”).

If all the outstanding stock options issued under our stock option Plans 2, 3 6 and 7 are exercised and new shares are delivered, our share capital would increase to 278,434,368 shares, a 3.17% increase compared to the number of outstanding shares as of February 27, 2009.

5.1.7   Convertible / Exchangeable Bonds/ Share Purchase Warrants

As of March 31, 2009, no convertible or exchangeable bonds were outstanding.

Pursuant to the authorization given to the Board of Directors to increase the capital by an issue of new shares and/or securities at the Shareholders’ Meeting on September 15, 2000, Thomson had issued on March 12, 2002, 14,814,815 bonds convertible into, or exchangeable for, new or existing shares for a total amount of €600,000,007.50. The bonds had a 2008 maturity and had a 1% annual coupon. The bonds were redeemable at the option of the bondholders on January 1, 2005 at a price corresponding to the nominal value plus interest for the period January 1, 2004 to December 31, 2004. On January 1, 2005, 14,493,324 bonds were redeemed at the option of the bondholders. At December 31, 2007, 321,491 bonds remained outstanding and were repaid on January 2, 2008.

2008 FORM 20-F – THOMSON GROUP / 121

Back to Contents

Under the terms of the authorization given to the Board of Directors by the shareholders at their meeting on September 15, 2004, the Board of Directors decided on September 22, 2004 to issue in France 14 million share purchase warrants giving the right to subscribe to new shares or to acquire existing shares (“BASA”) as decided by Thomson. These BASA could be exercised under certain conditions until June 30, 2006. 563,264 BASA were exercised and 563,264 shares at €16 each were delivered between March 1, 2006 and June 30, 2006, for a nominal amount of €9,012,224. The Board of Directors of Thomson noted a capital increase for the same amount on July 25, 2006. BASA that were not exercised by June 30, 2006 were terminated.

The shareholders at their meeting of September 15, 2004 had authorized an issue of convertible/exchangeable subordinated bonds outside of France in a nominal amount of US$499,999,440  (equivalent to €403,974,662 on the basis of an exchange rate of 1.2377 on July 20, 2004) represented by 23,084 bonds in a nominal amount of US$21,660 each convertible and/or exchangeable into 23,417,495 new or existing shares (OCEANE), each bond being initially convertible or exchangeable into new or existing Thomson shares with a nominal value of €3.75. The shareholders at their meeting of September 15, 2004 had authorized in accordance with the provisions of the Article L.225-38 of the French Commercial Code to cancel the preferential subscription rights to these bonds reserved for shareholders in favor of the funds affiliated with Silver Lake namely, SLP I TSA LLC, SLP II TSA LLC and SLP AFL TSA LLC. The bonds bore interest at a rate of 3% per annum, payable in arrears on January 1 and June 30 of each year except the first interest payment which was due and paid December 31, 2004. The bonds were to mature and become due at a price of US$21,660 per bond on September 16, 2010, unless previously converted, exchanged, redeemed or cancelled. Upon the funds’ request to exercise their contractual reimbursement right, Thomson redeemed all convertible/exchangeable bonds as of September 22, 2008.

5.1.8   Dividends

For a description of rules applicable to the distribution of dividends, refer to Chapter 6: “Additional Information” section 6.2 “Memorandum and Articles of Association.”

Pursuant to Article 243 bis of the French Tax Code, the table below shows the amounts distributed and the income eligible for a tax rebate (réfaction) applicable to French tax resident individuals (see – Chapter 6: “Additional Information”, section 6.5: “Taxation – French Taxation of Dividends on Shares” ) over the past three fiscal years.

Fiscal Year	Distribution(*)	Eligible income for rebate	Non eligible income for rebate
2007	-	-	-
2006	Distribution of €0.33	-	-
2005	Distribution of €0.30	-	-
(*) Charged to an additional paid-in capital account (compte de prime d’émission) within shareholders’ equity.

Any payment of dividends or other distributions depends on our financial condition and results of operations, especially net income, and our investment policy at that time.

Dividends on shares that are not claimed within five years of the actual dividend payment date revert to the French State.

Given the Company’s financial situation, the board decided on March 9, 2009 not to propose a distribution to the Shareholder’s Meeting to be held on June 16, 2009.

2008 FORM 20-F – THOMSON GROUP / 122

Back to Contents

5.2    Related Party Transactions

For a description of the Company’s related party transactions, see Note 38 to our consolidated financial statements.

5.3    The Offer and Listing

5.3.1   Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed on Euronext Paris (formerly Eurolist d’Euronext Paris). Our shares are listed on Compartiment B since January 21, 2009 and are eligible for the Système de Règlement Différé (deferred settlement service) under the Euroclear France Code ISIN FR0000184533, each described below; and on the New York Stock Exchange in the form of ADSs under the ticker symbol TMS.

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

Official trading of listed securities on Euronext Paris, including our shares, is transacted through authorized financial institutions that are members of Euronext Paris. Trading on Euronext (Compartiment B) takes place continuously on each business day in Paris from 9:00 A.M. to 5:30 P.M., with a pre-opening session from 7:15 A.M. to 9:00 A.M. and a post-closing session from 5:30 P.M. to 5:35 P.M. (during which time trades are recorded but not executed) with a final fixing at 5:35 P.M. Then, from 5:35 P.M to 5:40 P.M., the “Trading at Last” session allows trades at the final fixing price. Euronext Paris publishes a daily Official Price List that includes price information on each listed security. Euronext Paris has introduced continuous trading by computer for most actively traded securities, including our shares. Euronext Paris may reserve or suspend trading in a security listed on Euronext (Compartiment B) if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a security varies by more than 10% from the reference price, Euronext Paris may restrict trading in that security for up to four minutes (réservation à la hausse ou à la baisse). The reference price is the opening price or, with respect to the first quoted price of a given trading day, the last traded price of the previous trading day, as adjusted if necessary by Euronext Paris. Euronext Paris may also reserve trading for a four minute period if the quoted price of a security varies by more than 2% from the last traded price. However, subject to trading conditions and appropriate and timely information, Euronext Paris may modify the reservation period and may accept broader fluctuation ranges than above mentioned. Euronext Paris also may suspend trading of a security listed on Euronext (Compartiment B) in certain other limited circumstances, including, for example, where there is unusual trading activity in the security (suspension de la cotation). In addition, in certain exceptional cases, the AMF and the issuer also may request a suspension in trading.

2008 FORM 20-F – THOMSON GROUP / 123

Back to Contents

Trades of securities listed on Euronext (Compartiment B) are settled on a cash basis on the third trading day following the trade (immediate settlement or Règlement Immédiat). Market intermediaries are also permitted to offer investors a deferred settlement service (Service de Règlement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

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

Under French law, our Company may not issue shares to itself, but we may purchase our shares in the limited cases described in Chapter 6: “Additional Information”, section 6.2: “Memorandum and Articles of Association”.

In France, our shares have been included in the SBF 80.

The tables below set forth, for the periods indicated, the high and low quoted prices (in euro) for our outstanding shares on Euronext Paris.

	NYSE Euronext Paris
	Volume of transactions			Share price (in €)
Years ending December 31	(in € millions)	Shares	Average volume	Average closing price	High	Low
2004	9,137	554,675,374	2,141,604	16.45	19.58	13.83
2005	10,869.3	576,933,876	2,244,879	18.99	21.42	15.26
2006	9,002	623,519,755	2,445,176	14.31	19.32	11.65
2007	6,357.9	484,520,532	1,900,081	12.95	15.60	9.43
2008	3,016.1	997,558,644	3,896,713	3.63	9.65	0.76
Source: NYSE Euronext

2008 FORM 20-F – THOMSON GROUP / 124

Back to Contents

	NYSE Euronext Paris
	Volume of transactions			Share price (in €)
Quarters for years ending December 31	(in € millions)	Shares	Average volume	Average closing price	High	Low
2006
First Quarter	3,070.7	195,382,270	3,005,881	15.98	19.32	13.92
Second Quarter	2,624.8	175,869,526	2,836,605	14.99	17	12.48
Third Quarter	1,794.9	142,397,475	2,190,730	12.49	13.65	11.65
Fourth Quarter	1,511.5	109,870,484	1,743,976	13.80	14.92	12.12
2007
First Quarter	1,959.9	135,092,891	2,110,826	14.54	15.60	13.33
Second Quarter	1,785.9	125,924,702	2,031,044	14.21	14.70	13.60
Third Quarter	1,557.7	126,800,792	1,950,781	12.29	14.93	10.26
Fourth Quarter	1,054.3	96,702,147	1,510,971	10.77	12.35	9.43
2008
First Quarter	1,274.0	206,952,472	3,337,943	6.37	9.65	3.90
Second Quarter	683.8	165,133,848	2,580,216	4.07	4.80	3.26
Third Quarter	579.0	195,794,136	2,966,578	2.99	3.58	2.36
Fourth Quarter	479.3	429,678,188	6,713,722	1.08	2.59	0.76
2009
First Quarter	747.5	919,276,285	14,591,687	0.9	1.84	0.36
Source: NYSE Euronext.

	Euronext Paris
	Volume of transactions			Share price (in €)
Last six months	(in € millions)	Shares	Average volume	Average closing price	High	Low
2008
December	226.5	159,815,666	6,948,507	1.4	2.6	0.9
November	132.3	132,903,055	6,645,153	1.0	1.3	0.8
October	120.5	136,959,467	6,521,879	0.9	1.0	0.8
2009
March	332.7	241,328,107	25,577,862.5	0.6	0.8	0.4
February	105.4	115,235,203	5,761,760.2	0.9	1.2	0.7
January	309.4	562,712,975	11,491,814.6	1.3	0.8	1.0
Source: NYSE Euronext.

2008 FORM 20-F – THOMSON GROUP / 125

Back to Contents

5.3.3   Listing on the New York Stock Exchange

The Bank of New York Mellon has been serving as the depositary with respect to the ADSs traded on the New York Stock Exchange since February 2005. Each ADS represents one ordinary share.

The tables below set forth, for the periods indicated, the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Years ending December 31	(in US $ millions)	Shares	Average volume	Average closing price	High	Low
2004	241.2	11,280,800	44,765	19.29	25.11	16.00
2005	428.4	17,951,700	71,237	23.70	28.36	18.37
2006	242.9	13,262,100	52,837	17.95	23.06	14.96
2007	337.5	19,797,565	78,562	17.66	20.49	13.50
2008	222.1	42,747,321	168,962	5.39	13.73	0.94

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Quarters for years ending December 31	(in US $ millions)	Shares	Average volume	Average closing price	High	Low
2006
First Quarter	100.1	5,194,800	83,787	19.15	23.06	16.69
Second Quarter	51.5	2,742,900	43,538	18.90	20.95	15.71
Third Quarter	34.7	2,175,600	34,533	15.92	17.35	14.96
Fourth Quarter	56.6	3,148,800	49,981	17.85	19.69	15.48
2007
First Quarter	82.1	4,313,891	70,720	19.06	20.49	17.92
Second Quarter	59.6	3,136,850	49,791	19.16	19.95	18.18
Third Quarter	73.8	4,366,900	69,316	16.89	20.24	14.52
Fourth Quarter	121.9	7,979,924	124,686	15.58	17.58	13.50
2008
First Quarter	111.5	12,593,949	206,458	9.57	13.73	6.18
Second Quarter	70.6	12,646,317	147,050	5.87	7.29	3.95
Third Quarter	20.2	4,655,435	110,844	4.42	5.02	3.42
Fourth Quarter	18.8	12,851,620	200,807	1.44	3.58	0.94
2009
First Quarter	13.0	10,352,409	169,712	1.2	1	0.4
Source: NYSE, Bloomberg.

2008 FORM 20-F – THOMSON GROUP / 126

Back to Contents

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Last six months	(in US $ millions)	Shares	Average volume	Average closing price	High	Low
2008
December	4.3	3,644,025	165,638	1.18	1.35	0.98
November	5.0	4,019,263	211,540	1.26	1.65	0.96
October	9.5	5,188,332	225,580	1.83	3.39	1.06
2009
March	2.9	3,669,415	166,792	0.73	1.0	0.43
February	2.2	1,876,836	98,781	1.15	1.44	0.82
January	7.9	4,806,158	240,308	1.66	1.98	1.41
Source: NYSE, Bloomberg.

2008 FORM 20-F – THOMSON GROUP / 127

Back to Contents

— [ THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK ] —

2008 FORM 20-F – THOMSON GROUP / 128

Back to Contents

6

ADDITIONAL INFORMATION

6.1    Share Capital and Voting Rights

130

6.1.1

Share Capital (Article 6 of our bylaws)

130

6.1.2

Changes in Share Capital and in Shareholders Rights

130

6.1.3

Voting Rights

131

6.1.4

Other rights of Shareholders (Article 9 of our bylaws)

132

6.1.5

Equity Securities Not Representing Share Capital

132

6.1.6

Evolution of Share Capital

132

6.1.7

Thomson Shares subject to a Security Interest

132

6.1.8

Delegations granted to the Board of Directors by the Shareholders’ Meetings

133

6.1.9

Elements likely to have an influence in case of a public offer

133

6.2    Memorandum and Articles of Association

134

6.2.1

Corporate purpose (Article 2 of our bylaws)

134

6.2.2

Form, Holding and Transfer of Shares (Articles 7 and 8 of our bylaws)

134

6.2.3

Shareholders’ Meetings and Voting Rights (Article 19 of our bylaws)

135

6.2.4

Financial Statements and Communications with Shareholders

139

6.2.5

Dividends (Article 22 of our bylaws)

139

6.2.6

Liquidation Rights

139

6.2.7

Requirements for Holdings Exceeding Certain Percentages

140

6.2.8

Purchase of Own Shares

141

6.2.9

Trading in our Own Shares

141

6.3    Material Contracts

142

6.4    Exchange Controls and Other Limitations Affecting Security Holders

143

6.4.1

Ownership of Shares or American Depositary Shares by Non-French Persons

143

6.4.2

Exchange Controls

143

6.5    Taxation

143

6.5.1

French Taxation

143

6.5.2

Taxation of U.S. Investors

145

6.5.3

Taxation of Dividends

146

6.5.4

Taxation of Capital Gains

148

6.5.5

French Estate and Gift Tax

149

6.5.6

Passive Foreign Investment Company Status

149

6.6    Reserved

149

6.7    Organizational Chart as of December 31, 2008

150

6.7.1

Parent Company

152

6.7.2

Organization of the Group’s Subsidiaries

152

6.7.3

Main flows between the Parent Company and the Group’s subsidiaries

152

6.7.4

Principal Group Subsidiaries

152

6.8    Information on Minority Interests

153

6.9    Documents on Display

154

6.10  Calendar for the Disclosure of Financial Information

154

2008 FORM 20-F – THOMSON GROUP / 129

Back to Contents

6.1    Share Capital and Voting Rights

6.1.1   Share Capital (Article 6 of our bylaws)

Number of shares: 269,890,028, all of the same class.

Nominal value: 3.75 euros.

Amount of share capital: 1,012,087,605 euros, fully paid up.

For more information regarding our share capital, refer to Chapter 5: “Shareholders and Listings Information”, section 5.1: “Major Shareholders”.

6.1.2   Changes in Share Capital and in Shareholders’ Rights

Any change in the share capital of the Company is subject to the applicable French law. Our bylaws do not provide specific requirements for changes in share capital or in rights associated to the shares.

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

2008 FORM 20-F – THOMSON GROUP / 130

Back to Contents

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

For a Special Meeting of holders of a certain category of shares, the quorum requirement is 33 1/3% (or 20% upon resumption of an adjourned meeting) of the shares entitled to vote in that category. A two-thirds majority of the shares entitled to vote in that category is required to amend shareholders rights and a unanimous vote is required to increase liabilities of shareholders.

6.1.3   Voting Rights

Each shareholder is entitled to one vote per share only.

Under French law, shares of a company held in treasury by that company are not entitled to voting rights.

2008 FORM 20-F – THOMSON GROUP / 131

Back to Contents

6.1.4   Other rights of Shareholders (Article 9 of our bylaws)

In addition to the right to vote in Shareholders’ Meetings, each shareholder has a right to the corporate assets of the Company, its corporate benefits and any surplus assets upon liquidation that is proportional to such holder’s interest in the share capital of the Company.

When it is mandatory to hold a certain amount of shares in order to be able to exercise a right as a shareholder, shareholders who do not possess the requisite amount have the burden to procure it if they seek to exercise such right.

The holding of one share implies ipso jure the approval of the Company’s bylaws, of the decisions of the Shareholders’ Meetings and of the decisions made by the Board of Directors under a delegation of powers granted at the Shareholders’ Meeting.

6.1.5   Equity Securities Not Representing Share Capital

None.

6.1.6   Evolution of Share Capital

Transaction date	Number of Shares issued or cancelled	Increase /decrease of the Share Capital	Total amount of the Share Capital	Additional paid-in Capital per Share	Additional paid-in Capital variation	Value of the Share premium in Balance Sheet	Cumulated amount of shares	Nominal value
		(in euros)	(in euros)	(in euros)	(in euros)	(in euros)		(in euros)
July 25, 2006 Increase of share capital (for cash)	563,264	2,112,240	1,027,017,360	12.25	6,899,984 (*)	1,867,738,576 (*)	273,871,296	3.75
Equity transaction costs resulting from the capital increase dated July 25, 2006	-	-	1,027,017,360	-	(85,508)	1,867,653,068	273,871,296	3.75
Distribution paid on July 11, 2006, out of the Additional paid-in Capital	-	-	1,027,017,360	-	(78,335,657)	1,789,317,411	273,871,296	3.75
May 15, 2007 Reduction of share capital (cancellation of shares)	(2,500,000)	(9,375,000)	1,017,642,360	-	(38,373,891)	1,750,943,520	271,371,296	3.75
Distribution paid on July 3, 2007, out of the Additional paid-in Capital	-	-	1,017,642,360	-	(87,034,125)	1,663,909,395	271,371,296	3.75
Oct. 17, 2007 Reduction of share capital (cancellation of shares)	(1,481,268)	(5,554,755)	1,012,087,605	-	(20,506,800)	1,643,402,595	269,890,028	3.75
December 31, 2008	-	-	1,012,087,605	-	-	1,643,402,595	269,890,028	3.75
(*) Before deduction of equity transaction costs from additional paid-in capital.

6.1.7   Thomson Shares subject to a Security Interest

To the best knowledge of the Company, as of February 27, 2009, no shares of the Company are subject to a pledge or other security interest.

2008 FORM 20-F – THOMSON GROUP / 132

Back to Contents

6.1.8   Delegations granted to the Board of Directors by the Shareholders’ Meetings

Type of authorization	Ordinary or Extraordinary Shareholders’ Meeting (“OSM” or “ESM”) date	Duration and expiration	Scope	Amount used	Amount due

Delegation to the Board of Directors of its capacity to increase the capital reserved for employees under the Group Saving Plan (Plan d’Épargne d’Entreprise) without preferred subscription rights in favor of the latter (*)

	ESM May 22, 2008 (14th resolution)	26 months, until July 22, 2010	For up to a maximum amount of €15 million	Unused	€15 million
Delegation to the Board of Directors of its capacity to effect a capital increase by capitalizing premiums, reserves, or profits (*)	ESM May 15, 2007 (10th resolution)	26 months, until July 15, 2009	For up to €250 million	Unused	€250 million

Delegation to the Board of Directors of its capacity to effect a capital increase, through the issuance (with preferential subscription rights) of shares or securities giving access to the capital of the Company and/or entitlement to debt securities (*)

	ESM May 15, 2007 (8th resolution)	26 months, until July 15, 2009	For up to €250 million	Unused	€250 million

Delegation to the Board of Directors of its capacity to effect a capital increase, through the issuance (without preferential subscription rights) of shares and/or securities giving access to the capital of the Company and/or entitlement to debt securities (*)

	ESM May 15, 2007 (9th resolution)	26 months, until July 15, 2009	For up to €200 million	Unused	€250 million
Delegation to the Board of Directors of its capacity to increase the number of securities (with or without preferential subscription rights) to be issued in case of a capital increase (*)	ESM May 15, 2007 (11th resolution)	26 months, until July 15, 2009	For up to 15% of the initial issuance	N/A	N/A
(*) The aggregate maximum nominal amount of the share capital increases authorized pursuant to all of these delegations is limited to €300 million.

6.1.9   Elements likely to have an influence in case of a public offer

Pursuant to Article L. 225-100-3 of the French Commercial Code, it is stated that the contracts on subordinated bonds, those related to Thomson’s private placement notes and those covering our syndicated credit facility contain a clause of change of control.

For more information on these contracts, please refer to section 3.17.2: “Financial resources” of Chapter 3: “Operating and Financial Review and Prospects”.

2008 FORM 20-F – THOMSON GROUP / 133

Back to Contents

6.2    Memorandum and Articles of Association

We summarize in this Chapter certain material provisions of applicable French law and our bylaws. For an unofficial English translation of our bylaws, please refer to Exhibit 1 to this Annual Report. You may obtain copies of our bylaws in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France.

Amendments to the bylaws are proposed to the Annual Shareholders’ Meeting to be held on June 16, 2009 regarding (i) the minimum membership of the Board of Directors, and (ii) the removal of the obligation applicable to any entity or individual directly or indirectly possessing a number of shares or voting rights equal to or greater than 2 percent of the total number of shares comprising the capital stock or voting rights to request registration of the shares in registered form (see section 6.2.7 “Requirements for Holdings Exceeding Certain Percentages” of this Chapter).

6.2.1   Corporate purpose (Article 2 of our bylaws)

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

•

the manufacture, purchase, importation, sale and exportation, anywhere of all manner of materials and products, as well as the rendering of all manner of services.

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

6.2.2   Form, Holding and Transfer of Shares (Articles 7 and 8 of our bylaws)

Form of Shares

Our bylaws provide that the shares may be held in registered or bearer form at the holder’s election. However, see paragraph 6.2.7: “Requirements for Holdings Exceeding Certain Percentages” of the present chapter for the case where holding of shares in registered form is required.

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

In order to identify holders of bearer shares, the Company has the right, subject to applicable law and regulation, to request, at any time and subject to the payment of fees, that Euroclear France provide it with the name, form, nationality, date of birth or the date of incorporation or formation, as well as the address of the holders of shares or other securities granting immediate or future voting rights, in addition to the number of shares or other securities held by such a person, and, if applicable, any restrictions applicable to the shares. When a person for whom information has been requested does not provide this information within the time allowed by applicable law and regulation or if the information is incomplete or erroneous with respect to either legal capacity or the identity of the owner of the securities, and the number of shares held, the shares or the securities that immediately or in the future entitle their owner to receive shares, and for which this person was registered as a shareholder shall be deprived of the right to vote at all Shareholders’ Meetings that may be held until proper identification is provided, and the payment of the dividends on said shares or securities shall be withheld until such time.

2008 FORM 20-F – THOMSON GROUP / 134

Back to Contents

The Company may request any legal person (personne morale) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than one third of its share capital or of its voting rights.

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

Transfer of Shares

Our bylaws do not contain any restriction to the transfer of shares.

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

6.2.3   Shareholders’ Meetings and Voting Rights (Article 19 of our bylaws)

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

Extraordinary General Meetings of shareholders are required for amendments to our bylaws, which include, but are not limited to:

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

Special Meetings of shareholders are held with holders of a certain category of shares (such as, among others, preferred shares). Please also refer to section 6.1.2, paragraph “Modification of the rights of a class of shareholders”.

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

2008 FORM 20-F – THOMSON GROUP / 135

Back to Contents

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

If the Board of Directors fails to convene a Shareholder’s Meeting, Meetings can be convened by our independent auditors, the majority shareholder after a tender offer (“offre publique d’achat ou d’échange”), or after the transfer of a controlling block, or by a court-appointed agent upon request of:

•

one or several shareholders holding at least 5% of our share capital; or

•

any interested party in cases of urgency; or

•

the Workers’ Council (“comité d’entreprise”) provided that there is an emergency; or

•

duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a certain percentage of the voting rights of the Company as defined at Article L. 225-120, II of the French Commercial Code.

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

At least fifteen days (or six days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) prior to the date set for the Meeting on first call, and at least six days (or four days in the event of General Meetings convened in the situation where the Company were ever subject to a tender offer in order to approve measures the implementation of which would be likely to cause such tender offer to fail) before any second call, we must send a final notice (avis de convocation) containing the final agenda, place, date and other information for the Meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative area (département) in which the Company is registered as well as in the BALO, with prior notice having been sent to the AMF. The AMF also recommends the publication of the final notice on the Company’s web site.

2008 FORM 20-F – THOMSON GROUP / 136

Back to Contents

In general, shareholders can only take action at Shareholders’ Meetings on matters listed on the agenda for the Meeting. As an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors even though these actions have not been included on the agenda. Additional resolutions may be included in the agenda from the publication of the preliminary notice in the BALO up to twenty-five days prior to the date on which the Shareholders’ Meeting is scheduled, by:

•

one or several shareholders holding a specified percentage of shares; or

•

a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a certain percentage of our voting rights as defined by Articles L. 225-105, paragraph 2 and R. 225-71, paragraph 2 of the French Commercial Code; or

•

the Workers’ Council.

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

Moreover, the Board of Directors must, fifteen calendar days before a meeting, make available relevant documents – as defined by decree – that will enable the voting shareholders to make an informed decision.

Attendance and Voting at Shareholders’ Meetings

Each shareholder is entitled to one vote per share at any General Meeting.

If a shareholder fails to properly notify us on passing specific thresholds, in the manner described below under section 6.2.7: “Requirements for Holdings Exceeding Certain Percentages” of the present Chapter, the shares over that threshold may be deprived of their voting right.

Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholders may attend Ordinary General Meetings and Extraordinary General Meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our bylaws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an Ordinary or Extraordinary General Meeting.

As from January 1, 2007, under Article R. 225-85 of the French Commercial Code, participation to General Meetings is subject to the entry of registration either in the accounts of registered shares held by the Company, either in the accounts of bearer shares held by the accredited intermediary, under the conditions set forth by applicable legislation, in each case by 12:00 A.M. (Paris time) on the third trading day preceding the General Meeting. For holders of registered shares, the entry of registration in the accounts of registered shares at least on the third trading day preceding the General Meeting enables them to participate in the Meeting. For the owner of bearer shares the registration is evidenced by a certificate of participation (attestation de participation) issued by the authorized intermediary.

Proxies and Votes by Mail or Videoconference

All shareholders who have properly registered their shares or duly presented a certificate of participation from their financial accredited intermediary may participate in General Meetings in person, or be represented by a spouse or by another shareholder. Our bylaws provide for the possibility of participating or voting in Shareholders’ Meetings by videoconference or by data transmission, pursuant to applicable law and regulations. A holder of bearer shares who is not a French resident may be represented at Shareholders’ Meetings by an appointed intermediary as described in the paragraph “Attendance and Voting at Shareholders’ Meetings” of the present Chapter.

2008 FORM 20-F – THOMSON GROUP / 137

Back to Contents

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

With respect to votes by mail, we or our intermediary must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the Shareholders’ Meeting.

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

2008 FORM 20-F – THOMSON GROUP / 138

Back to Contents

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

6.2.5   Dividends (Article 22 of our bylaws)

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

2008 FORM 20-F – THOMSON GROUP / 139

Back to Contents

6.2.7   Requirements for Holdings Exceeding Certain Percentages

Requirements for holdings exceeding certain percentages are set forth by Article L. 233-7 of the French Commercial Code.

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

Under AMF’s regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital, voting rights and securities giving access to such share capital or voting rights of such company.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all Shareholder’s Meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Chairman of the Board, any shareholder or the AMF, and may be subject to a fine.

In addition, our bylaws provide that any individual or entity, acting alone or in concert, who becomes, directly or indirectly, the owner of:

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

Because of the need to simplify requirements applicable to notifications of interests, it is proposed to the Annual Shareholders’ Meeting to be held on June 16, 2009 to remove from the bylaws the obligation mentioned in (b) above and to modify the bylaws accordingly.

2008 FORM 20-F – THOMSON GROUP / 140

Back to Contents

Under French law, any listed company must publish monthly the total number of shares and voting rights composing its share capital, if such number varied as compared to those previously published, in compliance with the AMF’s regulations.

In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the AMF.

6.2.8   Purchase of Own Shares

Under French law, the Company may not issue shares to itself. However, it may, once listed, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months following the Shareholder’s Meeting authorization. To acquire shares for this purpose, the Company must release a description of the share buy-back program (descriptif du programme) before its launching date. The description of the program must contain certain information, including the date of the Shareholders’ Meeting which authorized it and the main terms and conditions of such program (e.g., its objectives, the maximum number of securities that may be acquired under the program and the maximum repurchase price). The company does not need to publish such a description, if the required disclosure is already included in its French Document de Référence and herein. See Chapter 5: “Shareholders and Listing Information”, section 5.1.2: “Purchases of Equity Securities by the Issuer and Affiliated Purchaser”.

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

6.2.9   Trading in our Own Shares

Pursuant to European and the AMF’s regulations, the Company may not trade in its own shares for the purpose of manipulating the market. Pursuant to these regulations, trades that do not comply with the following requirements are prohibited:

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

2008 FORM 20-F – THOMSON GROUP / 141

Back to Contents

In addition, in order to benefit from the exemption provided by the European and the AMF’s regulations, the Company shall not, during its participation in a share repurchase program, engage in the following trading:

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

Pursuant to the general regulation of the AMF and its instruction, the Company must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a release posted on its website, no later than the seventh trading day following the date of execution of said transactions and declare the transactions to the AMF on a monthly basis.

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

2008 FORM 20-F – THOMSON GROUP / 142

Back to Contents

6.4    Exchange Controls and Other Limitations Affecting Security Holders

6.4.1   Ownership of Shares or American Depositary Shares by Non-French Persons

Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company, subject to generally applicable restrictions as described above in section 6.2: “Memorandum and Articles of Association” of the present Chapter.

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

The following summary does not discuss the treatment of our shares that are held by a resident of France (except for purposes of illustration) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 10% or more of the stock of the Company.

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

French Resident Holders may instead opt for a withholding tax equal to 18% of the dividends received and, in such a case, will not be eligible for the crédit d’impôt mentioned above.

2008 FORM 20-F – THOMSON GROUP / 143

Back to Contents

Under French domestic law, shareholders who are not resident of France for tax purposes (“Non-French Resident Holders”) are not eligible for the benefit of this crédit d’impôt. Non-French Resident Holders are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends. This withholding tax is reduced to 18% for dividends distributed to Non-French Resident Holders who are residents of certain States located within the European Economic Area.

However, non-resident individual shareholders who benefit from a tax treaty which provides for the refund of the avoir fiscal (which is a special tax credit that has been repealed by the 2004 French Finance Law) may be entitled to the refund of the crédit d’impôt (less applicable withholding tax). Qualifying Non-French Resident Holders may also be eligible for a reduced rate of French withholding tax (generally to 15%, 5% or 0%) under the applicable tax treaty.

Some countries and other territories have entered into tax treaties with France under which tax residents of such countries and territories may, under certain conditions, obtain from the French tax authorities both a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax). Non-French Resident Holders should consult their own tax advisors in order to determine the effect of the relevant tax treaty provisions (if any) and the applicable procedures in respect of the Administrative Guidelines, in light of such holders’ particular circumstances.

The Administrative Guidelines set the requirements under which Non-Resident Holders may obtain a reduction or an elimination of the French withholding tax under an income tax treaty. The immediate application of the reduced withholdings tax rate is available to those Non-French Resident Holders that may qualify for the so-called “simplified” procedure (within the meaning of the Administrative Guidelines), and to those Non-French Resident Holders whose identity and tax residence are known to the French paying agent of the dividends at the time of payment of the dividends.

Under the “simplified” procedure, Non-French Resident Holders may claim the immediate application of the reduced withholding tax rate, provided that they provide to the financial institution managing their securities account, before the dividend payment date, a certificate of residence conforming with the template attached to the Administrative Guidelines and certified by the authorities of their State of residence. Each financial institution managing the Non-French Resident Holder’s securities account must communicate to the French paying agent before the dividend payment date the amount of dividends eligible to the reduced withholding tax rate.

Where the Non-French Resident Holder’s identity and tax residence are known to the French paying agent, the latter may release such Non-French Resident Holder from providing the tax administration of his State of residence with the abovementioned certificate of residence and apply the reduced withholding tax rate at the time of the payment of the dividends.

Non-French Resident Holders eligible for treaty benefits who are not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent at the time of the payment of the dividends are subject to a 25% French withholding tax (reduced to 18% for dividends distributed to Non-French Resident Holders who are residents of certain States located within the European Economic Area) levied at the time the dividends are paid. Such Non-French Resident Holders may however be entitled to a refund of the withholding tax under the so-called “standard” procedure (as detailed within the Administrative Guidelines), provided that the Non-French Resident Holder files with the French paying agent an application for refund on forms N. 5000-FR and/or 5001-FR (or any other relevant form to be issued by the French tax authorities) certified by the competent tax authorities of his State of residence, before December 31 of the second year following the date of payment of the withholding tax rate to the French tax authorities,unless otherwise provided for by the applicable income tax treaty. However, such refund will not be paid before January 15 of the year following the year in which the dividend is paid.

Taxation on Sale or Other Disposition of Shares

Subject to more favorable provisions of any relevant double tax treaty, Non-French Resident Holders who do not hold shares in connection with a permanent establishment in France or with the conduct of a business or profession in France, and have held no more than 25% of our dividend rights (bénéfices sociaux), directly or indirectly, alone or with relatives at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of our shares.

2008 FORM 20-F – THOMSON GROUP / 144

Back to Contents

A 3% transfer tax  (subject to a maximum of €5,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if such written agreement is executed outside France.

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

Wealth Tax

The French wealth tax (Impôt de solidarité sur la fortune) generally does not apply to Non-French Resident Holders who are individuals owning directly or indirectly less than 10% of our share capital assuming the shares do not enable such Non-French Resident Holders to exercise influence over our Company.

6.5.2   Taxation of U.S. Investors

This section describes the material U.S. federal income tax consequences and French tax consequences to U.S. holders, as defined below, of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section may not apply to you if you are a member of a special class of holders subject to special rules, including:

•

a dealer in securities;

•

certain financial institutions;

•

a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•

a tax-exempt organization;

•

a person liable for alternative minimum tax;

•

a person that actually or constructively owns 10% or more of the voting stock or the share capital of Thomson;

•

a person that holds shares or ADSs as part of a straddle or a hedging or conversion or similar transaction;

•

a person whose functional currency is not the US dollar;

•

a person who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•

a person holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding our shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our shares or ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of French taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries.

This section is based on the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of France, all as of the date hereof, as well as on the income tax treaty between the United States of America and France (the Treaty). These laws are subject to change, possibly on a retroactive basis.

2008 FORM 20-F – THOMSON GROUP / 145

Back to Contents

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for U.S.  federal income tax and French tax purposes, if you own American Depositary Receipts (ADRs) evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares generally will not be subject to United States federal income or to French tax.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are for U.S. federal income tax purposes:

•

a citizen or resident of the United States;

•

a domestic corporation or other entity taxable as a domestic corporation;

•

an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the U.S. federal, state and local and the French and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances, including whether you are eligible for the benefits of the Treaty.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

6.5.3   Taxation of Dividends

French Taxation of Dividends

As discussed above in more detail under section 6.5.1 “French Taxation,” dividends paid by French companies to Non-French Resident Holders are generally subject to French withholding tax at a 25% rate. This withholding tax is reduced to 18% to dividends distributed to Non-French Resident Holders who are residents of certain States located within the European Economic Area. Such Non-French Resident Holders were generally not eligible for the benefit of the avoir fiscal and will not be eligible for the crédit d’impôt.

However, US holders are entitled to a reduced rate of withholding at a rate of 15% with respect to dividends, subject to the satisfaction of certain requirements described below.

Pursuant to the Treaty U.S. holders are generally no longer entitled to any refund of the avoir fiscal or the précompte with respect to dividends distributed in or after 2005, as both the avoir fiscal and the précompte have been repealed pursuant to the 2004 Finance Law.

As discussed above in more detail under section 6.5.1 “—French Taxation,” US holders who are eligible for benefits under the Treaty and who receive dividends may be entitled to the crédit d’impôt equal to 50% of the dividends with an overall annual cap of €230 or €115, depending on the marital status of the individual.

French Procedure to Claim Treaty Benefits

Under the Treaty, the rate of the withholding tax will be reduced to 15%, provided that certain requirements are met.

The requirements provided by the Administrative Guidelines, and referred to above in more detail under section 6.5.1: “French Taxation”, apply to a U.S. holder, although the U.S. Internal Revenue Service (the IRS) is not required to certify the certificate of residence, provided that (i) the U.S. holder provides the U.S. financial institution managing such holder’s securities account a certificate of residence conforming with the template attached to the Administrative Guideline and (ii) the U.S. financial institution managing the U.S. holder’s securities account in the United States certifies to the French paying agent that the U.S. holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certification by the U.S. financial institution managing the U.S. holder’s securities account in the United States is not obtained, the U.S. holder must obtain from the IRS a certificate of residence on Form 6166 and, upon receipt of such certification, the U.S. holder must furnish it to the French paying agent.

2008 FORM 20-F – THOMSON GROUP / 146

Back to Contents

Application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative Guidelines are duly sent to the paying agent before the dividend payment date. However, where the U.S. holder’s identity and tax residence are known to the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such U.S. holder even if the U.S. holder does not comply with the requirements set forth in the preceding paragraph.

A U.S. holder eligible for benefits under the Treaty that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on forms No. 5000-FR and 5001-FR certified by the U.S. financial institution managing the U.S. holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax to the French tax authorities, according to the requirements provided by the Administrative Guidelines. Any French withholding tax refund is generally paid within twelve months from the filing of forms No. 5000-FR and 5001-FR. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Certificates of residence mentioned in the Administrative Guidelines are also available from the French Centre des impôts des non-résidents at 10, rue du Centre, 93463 Noisy-le-Grand, France. Information regarding the identity and address of the paying agent will be available from us.

Regulated companies such as RICs, REITs and REMICs will have to send to the financial institution managing their securities account a certification from the IRS indicating their status under the relevant sections of the Code. This certification must be produced each year.

The Depositary is obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. holders to benefit from the 15% French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made in or after 2005 to U.S. holders who are individuals, the refund of the crédit d’impôt, in accordance with the procedures established by the French tax authorities. To effect such benefit, recovery and/or refund, the Depositary is obligated to advise such U.S. holders to return the relevant form and certificate to it properly completed and executed. The Depositary is obligated to provide the relevant forms upon request of a U.S. holder of ADSs and to cause properly completed forms and certificates to be filed with the appropriate French tax authorities. Additionally the Depositary is obligated to transfer to the U.S. holders any resulting remittance as soon as practicable in U.S. dollars.

United States Federal Income Taxation of Dividends

If you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) including any crédit d’impôt to which you may be entitled under the Treaty. You must include any French tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. Dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other requirements. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends.

2008 FORM 20-F – THOMSON GROUP / 147

Back to Contents

You must include the dividend in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Similarly, to the extent that you are entitled to a crédit d’impôt in respect of dividends, an amount of tax withheld equal to such crédit d’impôt may not be eligible for credit against your United States federal income tax liability. Refer to the caption “French Procedure to Claim the Treaty Benefits” above for the procedures for obtaining a tax refund.

Dividends will be income from sources outside the United States, and, depending on your circumstances, will be “passive category income” or “general category income”, which are treated separately for purposes of computing the foreign tax credit allowable to you. The rules governing foreign tax credits are complex, and you should consult your tax advisor regarding the creditability of French taxes in your particular circumstances.

6.5.4   Taxation of Capital Gains

French Taxation of Capital Gains

If you are eligible for the benefits of the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of our shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

United States Federal Income Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

2008 FORM 20-F – THOMSON GROUP / 148

Back to Contents

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

6.5.6   Passive Foreign Investment Company Status

We believe we were not a passive foreign investment company (PFIC) for U.S. federal income tax purpose for our 2008 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to become a PFIC, the tax treatment of distributions on our shares or ADSs and of any gains realized upon the disposition of our shares or ADSs may be less favorable than as described herein. You should consult your own tax advisors regarding the PFIC rules and their effect on you if you hold shares or ADSs.

6.6    Reserved

2008 FORM 20-F – THOMSON GROUP / 149

Back to Contents

6.7    Organizational Chart as of December 31, 2008

2008 FORM 20-F – THOMSON GROUP / 150

Back to Contents

2008 FORM 20-F – THOMSON GROUP / 151

Back to Contents

At December 31, 2008, the Group had 199 consolidated subsidiaries, of which 168 were located outside France and 31 in France (see notes 5 and 40 to the Group’s consolidated financial statements).

6.7.1   Parent Company

At December 31, 2008, Thomson SA (“the Parent Company”) had 575 employees. It principally performs corporate activities (such as finance, communications, legal, human resources), most of which are located in France, although some of the corporate functions are decentralized to the United States and Asia.

6.7.2   Organization of the Group’s Subsidiaries

The subsidiaries are organized based on the following principles:

•

the organization of the Group’s corporate entities does not strictly mirror the structure of its business segments, since one corporate entity may house business activities belonging to different segments;

•

the Group’s aim is to have one “parent” unit per country, as is already the case in the U.S., Italy, The Netherlands, Japan and Germany, while reorganizations are underway in Canada and are almost finalized in the U.K.;

•

the Group combines, merges, sells and terminates subsidiaries as it deems necessary and when permitted by law.

6.7.3   Main flows between the Parent Company and the Group’s subsidiaries

The Company centralizes a large part of external financing of the Group and advances the funds obtained to its subsidiaries through loans and current account contracts.

The Company also promotes consolidation of cash-pooling whenever the establishment of such structures is feasible. Thus, the Company directly or indirectly ensures the consolidation and the treasury financing of its main subsidiaries.

In addition, the Company provides administrative support and technical assistance services to the Group’s subsidiaries and invoices such services through “management fees” contracts.

The Company also grants, through its fully-owned subsidiaries Thomson Licensing SAS and Technicolor Trademark Management SAS, rights to use its trademarks, patents and know-how to the Group’s subsidiaries.

6.7.4   Principal Group Subsidiaries

The Group’s principal subsidiaries as of December 31, 2008 are described below. They have been selected based on their contribution to the Group’s net income, value of their assets, carrying amount of the investment held by the Group and the relevance of their business to the Group.

Thomson Multimedia Sales International SAS and Gallo 8 (France)

At December 31, 2008, Thomson Multimedia Sales International SAS was directly owned by the Parent Company and Gallo 8 was indirectly owned by the Parent Company. Those subsidiaries function purely as a holding company.

Thomson Multimedia Sales International SAS and Gallo 8 are fully consolidated in the Group’s consolidated financial statements (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

Thomson, Inc. (U.S.)

At December 31, 2008, Thomson Inc. was wholly-owned by the Parent Company. This subsidiary owns other U.S. subsidiaries active across all the Group’s business divisions and itself houses activities, notably in the Thomson Grass Valley Division, and Corporate functions (please refer to Chapter 2: “Information on the Company”, section 2.2: “Business Overview” for further information).

Thomson Inc. did not pay any dividend to the Parent Company in 2008.

Thomson Inc. is fully consolidated in the Group’s consolidated financial statements (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

Thomson Telecom SAS (France)

At December 31, 2008, Thomson Telecom SAS was indirectly owned by the Parent Company. This subsidiary houses the bulk of the Access Products activities of the Thomson Grass Valley Division (for more information about this subsidiary’s activities, please refer to Chapter 2: “Information on the Company”, section 2.2.2: “Thomson Grass Valley, formerly Systems” for further information).

2008 FORM 20-F – THOMSON GROUP / 152

Back to Contents

Thomson Telecom SAS is fully consolidated in the Group’s consolidated financial statements. (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

Technicolor, Inc. (U.S.)

At December 31, 2008, Technicolor, Inc. was indirectly owned by the Parent Company. This subsidiary houses the bulk of the Technicolor Division’s U.S. operations (for further information about the activities of this subsidiary, please refer to Chapter 2: “Information on the Company”, section 2.2.1: “Technicolor” for further information).

Technicolor, Inc. is fully consolidated in the Group’s consolidated financial statements (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

Technicolor Home Entertainment Services, Inc. (U.S.)

At December 31, 2008, Technicolor Home Entertainment Services, Inc. was indirectly owned by the Parent Company. This subsidiary houses the bulk of DVD Services of the Technicolor Division in the United States (please refer to Chapter 2: “Information on the Company”, section 2.2.1: “Technicolor” for further information).

Technicolor Home Entertainment Services, Inc. is fully consolidated in the Group’s consolidated financial statements. (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

Technicolor Disc Services International Ltd. (U.K.), Technicolor Network Services Ltd. (U.K.), Technicolor Ltd. (U.K.) and The Moving Picture Company Ltd. (U.K.)

At December 31, 2008, these subsidiaries were indirectly owned by the Parent Company. They house all the activities of the Technicolor Division in the U.K. (please refer to Chapter 2: “Information on the Company”, section 2.2.1: “Services” for further information).

These companies are fully consolidated in the Group’s consolidated financial statements. (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

Thomson Licensing SAS (France)

At December 31, 2008, Thomson Licensing SAS was wholly-owned by the Parent Company. This subsidiary houses the Intellectual Property & Licenses activities (please refer to Chapter 2: “Information on the Company”, section 2.2.3 “Technology” for further information).

In 2008, Thomson Licensing paid a dividend of €272 million to the Parent Company in respect of the 2007 fiscal year.

Thomson Licensing is fully consolidated in the Group’s consolidated financial statements. (please refer to Note 40 in Chapter 10: “Thomson Consolidated Financial Statements”).

6.8    Information on Minority Interests

Thomson owns minority interests in consolidated subsidiaries which may have a significant influence on its assets, financial situation or results (see section 6.7: “Organizational Chart as of December 31, 2008” for additional information).

As of December 31, 2008, Thomson owned, directly and indirectly, a minority interest of 9.69% in Videocon Industries (please refer to Chapter 2: “Information on the Company”, section 2.2.4: “Corporate and other” for additional information).

Thomson does not own other minority interests in non-consolidated subsidiaries which may have a significant influence on its assets, financial situation or results.

2008 FORM 20-F – THOMSON GROUP / 153

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

6.10    Calendar for the Disclosure of Financial Information

April 27, 2009	Release of First Quarter 2009 Revenues
June 16, 2009	Annual General Shareholders’ Meeting for approving 2008 annual accounts
July 23, 2009 (*)	Release of First Half 2009 Revenues
(*) Date subject to modification.

2008 FORM 20-F – THOMSON GROUP / 154

Back to Contents

7

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

7.1    Exchange Rate Fluctuations

157

7.1.1   Translation Risks

157

7.1.2   Transaction Risks

157

7.1.3   Impact on Thomson of Exchange Rate Fluctuations

158

7.2    Future Cash Flows from Currency Hedging

159

7.3    Interest Rate Fluctuations

160

7.4    Interest Rate Hedging Cash Flows

161

7.5    Liquidity Risk

161

7.6    Fair Value of Financial Instruments

162

7.7    Risk of Share Price Variation

162

2008 FORM 20-F – THOMSON GROUP / 155

Back to Contents

Thomson’s financial market risks are managed centrally by its Group treasury department in France. The Group treasury has reporting to it one regional treasury department in Indianapolis, United States. The treasury department is part of the Group finance department and reports to the Chief Financial Officer. Total staffing of treasury is twelve persons.

Management of financial risks by Group treasury is done in accordance with Group policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, Executive Committee and Audit Committee of the Board of Directors via various reports showing the Company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

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

In order to reduce our exposure to interest rate and currency fluctuations, we use interest rate and exchange rate derivative instruments in accordance with market conditions and within the framework of procedures established by us. All interest rate transactions are executed centrally by the Group treasury department in France. Foreign exchange transactions are carried out, depending on local regulations or to permit practical access to the market, either by the Group treasury department in France or by the U.S. regional treasury for Mexican peso transactions.

Financial instruments are only used to hedge existing or anticipated financial and commercial exposures or investments. We undertake this hedging in the over-the-counter market with a limited number of highly rated counterparties. Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information on our counterparties, see Note 27.5 to our consolidated financial statements, and for more information on the market value of our financial derivatives, see Note 25 to our consolidated financial statements.

Liquidity risk is also managed centrally by the Group treasury department in accordance with financial policies approved by the Chief Financial Officer and Executive Committee. All long-term and committed financings are carried out by the Group treasury department in France.

2008 FORM 20-F – THOMSON GROUP / 156

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

If the euro increases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euro of our non-euro assets, liabilities, revenues and expenses, even if the value of these items has not changed in their original currency. For more information on our translation of exchange rates, see “Sensitivity to Currency Movements” in Note 27.1 (f) to our consolidated financial statements.

Our main translation risk concerns the sales and income of our subsidiaries that report in U.S. dollars as well as our investments in these subsidiaries. We do not hedge translation risk and our policy with regard to our investments in foreign subsidiaries is to review and selectively hedge them on a case-by-case basis.

The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet. For more information regarding the sensitivity of our activities to fluctuations of the U.S. dollar/euro exchange rate, see “Sensitivity to Currency Movements” in Note 27.1 (f) to our consolidated financial statements and Chapter 3: “Operating and Financial Review and Prospects”, section 3.5: “Effects of Exchange Rate Fluctuations”.

7.1.2   Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2008 were the U.S. dollar, Japanese yen, British pound, Canadian dollar, Mexican peso, Singapore dollar and Polish zloty.

In order to reduce the currency exposure on commercial transactions, our subsidiaries seek to denominate their costs either in the same currencies as their sales or in specific cases in currencies that we believe are not likely to increase in value compared with the currencies in which sales are made. Our policy is for our subsidiaries to report regularly their projected foreign currency needs and receipts to the Group treasury department, which then reduces the overall exposure by netting purchases and sales in each currency on a global basis. Exposures that remain after this process are hedged with banks using foreign currency forward contracts and occasionally foreign currency options. These hedges are recorded as cash flow hedges under IFRS, as described further under “Derivatives” in Note 2 to our consolidated financial statements.

For our products with a short business cycle, our policy is to hedge on a short-term basis up to six months. For our products and services which are sold on a longer-term basis, and in particular our Licensing activities, we may hedge for periods greater than six months.

In most cases, our Group treasury department will hedge the full amount of our estimated net exposure with banks, thereby eliminating the currency risk. In exceptional cases in which it anticipates a favorable currency exchange rate movement, the Group treasury department may leave a portion of our estimated exposure unhedged.

2008 FORM 20-F – THOMSON GROUP / 157

Back to Contents

Financial Exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the Group treasury department to the extent practicable. In order to balance the currencies that the Group treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2008, these swaps were primarily undertaken to swap U.S. dollars, both deposited internally with and borrowed externally by our Corporate treasury, against euros lent out or deposited by our Corporate treasury department. For more information regarding our use of currency swaps, see “Foreign Currency Operations” in Note 27.1 (e) of our consolidated financial statements.

7.1.3   Impact on Thomson of Exchange Rate Fluctuations

The majority of our net revenues as well as a significant portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects our strong presence in the United States, particularly with our Technicolor and Thomson Grass Valley Divisions. As a result, the fluctuations of the U.S. dollar/euro exchange rate have a significant translation impact on our revenues and to a lesser extent on our profit from continuing operations and before tax and net finance costs.

In 2008, the exchange rate fluctuations had a negative translation impact of €273 million on our revenue and of €80 million on our profit from continuing operations before tax and net finance costs following a 5% increase in the U.S. dollar/euro rate over the year 2008. We estimate that this sensitivity has not significantly changed since the end of 2008. As described above, we do not hedge this translation exposure. For more information regarding the sensitivity of our revenue, profit from continuing operations and finance results and cumulative translation adjustments in shareholders’ equity to fluctuations of the U.S. dollar/euro exchange rate, see Note 27.1 (f) to our consolidated financial statements and Chapter 3: “Operating and Financial Review and Prospects”, section 3.5: “Effect of Exchange Rate Fluctuations”.

Further, exchange rate fluctuations on our commercial exposures also impact our revenues and profit from continuing operations before tax and net finance costs. The impact, however, is significantly less than the translation impact. For our revenues, the impact on commercial exposures is less important than the translation impact because 75-80% of the sales of our subsidiaries are in their domestic currencies.

2008 FORM 20-F – THOMSON GROUP / 158

Back to Contents

7.2    Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2008, shown by maturity dates and calculated based on the applicable forward rate in each contract.

At December 31, 2008	2009	2010	2011	Thereafter
(in € millions)
Commercial transactions
Forward purchases:
U.S. dollar	389	–	–	–
Euro	407	–	–	–
British pound	65	–	–	–
Singaporean dollar	10	–	–	–
Mexican peso	17	–	–	–
Swiss franc	6	–	–	–
Other currencies	53	–	–	–
TOTAL	947	–	–	–
Forward sales:
Euro	415	–	–	–
U.S. dollar	386	–	–	–
British pound	69	–	–	–
Canadian dollar	8	–	–	–
Japanese yen	7	–	–	–
Other currencies	42	–	–	–
TOTAL	927	–	–	–
Currency options
Option purchases:
U.S. dollar	–	–	–	–
Euro	–	–	–	–
TOTAL	–	–	–	–
Option sales:
Euro	98	–	–	–
U.S. dollar	127	–	–	–
TOTAL	225	–	–	–

2008 FORM 20-F – THOMSON GROUP / 159

Back to Contents

At December 31, 2008	2009	2010	2011	Thereafter
(in € millions)
Financial transactions
Forward purchases:
U.S. dollar	17	–	–	–
Euro	305	–	–	–
British pound	96	–	–	–
Other currencies	53	–	–	–
TOTAL	471	–	–	–
Forward sales:
Euro	170	–	–	–
Japanese yen	81	–	–	–
U.S. dollar	158	–	–	–
Other currencies	67	–	–	–
TOTAL	476	–	–	–

For information on our currency hedging instruments as of December 31, 2008, 2007 and 2006 and the mark-to-market value of related currency swaps, see Notes 25 and 27.1 to our consolidated financial statements.

7.3    Interest Rate Fluctuations

We are mainly exposed to interest rate risk on our deposits and indebtedness. In order to reduce this exposure, we enter into interest rate swaps, forward rate agreements and caps.

Our policy is for all subsidiaries to borrow from, and invest excess cash with, our Group treasury department, which in turn satisfies our net cash needs by borrowing from external sources. Subsidiaries that are unable to enter into transactions with our Group treasury department because of local laws or regulations borrow from or invest directly with local banks in accordance with the policies and rules established by the Corporate treasury department.

In accordance with our Group policies and procedures, the Group treasury department manages our financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets, which are set periodically as a function of market conditions. In 2008, our average financial debt amounted to approximately €2,326 million of which 94% was at floating rates, meaning interest rates that are fixed for a period of less than one year (see Note 26.5 (b) for more information about our definition of floating rates), taking into account interest rate hedging operations. Our average deposits in 2008 amounted to €605 million, all at floating rates. In 2007, our average financial debt amounted to approximately €2,442 million of which 82% was at floating rates, taking into account interest rate hedging operations. Our average deposits in 2007 amounted to €812 million, all at floating rates. The table below presents the periods for which the interest rates of our interest rate sensitive assets and liabilities are fixed. The amounts shown are those reflected in our consolidated financial statements and include principal and accrued interest at December 31, 2008. For the purposes of the table below, the private placement notes, amounts drawn under the syndicated credit facility and the Group’s long-term interest rate swaps are presented at their normal maturities even though they are considered as current due to the breach of the financial covenants and the limitations in the private placement notes and the syndicated credit facility, as described in more detail in Notes 24, 26.5 (a) and 26.5 (g).

2008 FORM 20-F – THOMSON GROUP / 160

Back to Contents

	Amounts at December 31, 2008 with interest rate fixed for the following periods
(in € millions)	Less than 1 year	1 year to 5 years	Greater than 5 years
Total Debt	(2,166)	(462)	(256)
Deposits	769	–	–
Net positions before hedging	(1,397)	(462)	(115)
Interest rate hedging	(556)	454	102
Net positions after hedging	(1,953)	(8)	(154)

For further information regarding our financial debt and interest rate exposure, please refer to Notes 26 and 27 to our consolidated financial statements. Note 27.2 in particular provides information about our exposure to floating and fixed interest rates as well as our sensitivity to fluctuations in interest rates. Further information on our exposure to the risk of interest rate fluctuations is also provided in Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors — Risk of interest rate fluctuations”.

7.4    Interest Rate Hedging Cash Flows

The table in Note 27.3 to our consolidated financial statements provides an indication of the estimated future cash flows as of December 31, 2008 due on our debt and interest rate hedging instruments. For information on our interest rate exposure and a more detailed description of interest rate transactions, including certain interest rate swaps, see Notes 25, 26.5(b) and (c) and 27.2 to our consolidated financial statements.

7.5    Liquidity Risk

In order to assure a continued uninterrupted access to the financial markets at attractive conditions and to protect against market liquidity shortages, our objective is to maintain prudent credit policies which include:

•

keeping a moderate level of net debt to equity;

•

maintaining at all times strong cash flow to debt and interest coverage ratios;

•

having sufficient liquidity available including committed back-up credit facilities; and

•

financing with a significant portion of long-term debt.

Due to the deterioration of the Group’s operating performance and the general economic situation, the Group has been unable to meet all of the above objectives and as a result its current access to the financial markets is very limited.

We use the services of rating agencies to help investors to evaluate our credit quality and rate our debt. See Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.2: “Financial Resources-Ratings”.

For additional discussion on our evolving liquidity position and certain related risks, see Chapter 3: “Operating and Financial Review and Prospects”, section 3.17: “Liquidity and Capital Resources” and Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors — Liquidity Risk”.

For a more detailed description of Thomson’s borrowings (including an analysis by nature and a description of convertible bonds, debt due to financial institutions, our French commercial paper program and the main features of our borrowings), see Note 26 to our consolidated financial statements. See also Note 27.2 to our consolidated financial statements for information on the average interest rates of our debt for each of the years 2007 and 2008.

2008 FORM 20-F – THOMSON GROUP / 161

Back to Contents

7.6    Fair Value of Financial Instruments

The fair value of interest rate swap contracts is calculated by discounting their future cash flows. However, for complex swaps, the mark-to-market value determined by independent financial institutions is used. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount. The fair value of currency options is calculated using standard option pricing software and verified with independent financial institutions. The fair value of all current assets and liabilities (trade accounts receivable and payable, short-term loans and debt, cash, bank overdrafts) is considered to be equivalent to the net book value due to their short-term maturities. The fair value of non-current financial debt as well as the Group’s private placement notes and debt drawn under its syndicated credit facility is determined by estimating future cash flows to the normal maturity on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s assumed borrowing cost for the period. The fair value of listed investment securities is calculated using their last known market price at year-end.

For a tabular presentation of the fair value of our derivative financial instruments as of December 31, 2008, see Note 25 to our consolidated financial statements. See also Note 27.6 to our consolidated financial statements for information on the fair value of our assets and liabilities, as well as Note 17 to our consolidated financial statements for information on the fair value of our available-for-sale assets. For other information on our borrowings and our financial instruments and market-related exposures, see Notes 26 and 27 to our consolidated financial statements, respectively.

7.7    Risk of Share Price Variation

On December 31, 2008, Thomson held 5,113,832 treasury shares (excluding those shares deposited in the Liquidity Agreement) representing approximately 1.89% of the capital stock. These shares have been acquired since October 25, 2004 at an average price of €17.35. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated income statement. In the event of a sale of such shares, the effect on the consolidated accounts would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €0.96 (share price as of December 31, 2008), the effect on the Group’s consolidated accounts would be an increase in cash of €4.909 million, with a corresponding increase in shareholders’ equity of the same amount.

An increase of 10% of the share price in the event of such sale would have the effect of increasing the cash received by €0.49 million, with the Group’s shareholders’ equity increasing by the same amount. In Thomson SA’s statutory accounts, a decrease of 10% in the share price compared to the share price as of December 31, 2008, €0.96, would have the effect of decreasing by €0.49 million the net book value of the treasury shares, which are classified as financial assets in the balance sheet, with a corresponding depreciation in financial investments in the income statement.

As of December 31, 2008, the net book value of the treasury shares held by Thomson amounted to €6 million.

In addition to the risk of share price variation on Thomson’s shares, we are exposed to risks associated with shares held in Videocon Industries. Note 27.4 of our consolidated financial statements contains further information on equity instruments and related exposures. As a result, if the share price of this investment decreases over a fiscal year period, the Group may have to recognize impairment on such investment in accordance with its accounting policy described in Note 2 to our consolidated financial statements. The potential recognition of an impairment would adversely affect the Group’s net income. Any decrease in the market price of the shares held, which does not result in recognition of an impairment, is recognized through the Group’s consolidated net equity.

2008 FORM 20-F – THOMSON GROUP / 162

Back to Contents

As described in Note 24 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

Thomson decides whether to hedge marketable equity instruments on a case-by-case basis. For more information relating to marketable equity instrument hedging, see Note 27.4 to our consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 163

Back to Contents

— [ THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK ] —

2008 FORM 20-F – THOMSON GROUP / 164

Back to Contents

8

INTERNAL AND EXTERNAL CONTROLS AND PROCEDURES

8.1    Internal Control Procedures Implemented by the Company

166

8.1.1   Objectives of Internal Control Procedures

166

8.1.2   General control environment

166

8.1.3   Internal Audit

168

8.1.4   Information Technology Security Procedures

168

8.1.5   Internal Control Procedures Relating to the Preparation and Treatment of Accounting and Financial Information

169

8.1.6   Budgetary Process

169

8.1.7   The Group’s Accounting and Management Organization

170

8.1.8   Accounting and Management Reporting and Closing Period Work at the Group Level

170

8.1.9   The Group’s Accounting Standards and Methods

170

8.1.10   Preparation of Financial Statements

171

8.2    Reserved

171

8.3    Controls and Procedures

171

8.3.1   Evaluation of Disclosure Controls and Procedures

171

8.3.2   Management’s Annual Report on Internal Control over Financial Reporting

172

8.3.3   Changes in Internal Control over Financial Reporting

172

8.4    Information on Accounting Services

173

8.4.1   Statutory Auditors

173

8.4.2   Substitute Statutory Auditors

173

8.5    Accountant Fees and Services

174

8.6    Audit Committee Pre-Approval Policies

175

2008 FORM 20-F – THOMSON GROUP / 165

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

To attain these objectives, the internal controls must be implemented at the level of each of our legal entities and of different categories of operations and transactions carried out by the Group.

8.1.2   General control environment

The ethical values and principles of conduct for the Group’s managers

The values and principles of conduct for the Group’s managers are defined in two of the Group’s principal internal documents: the Group’s Code of Ethics and the Financial Ethics Charter.

The Group’s Code of Ethics

In 2006, the Group has updated the Code of Ethics created in 1999. The Code of Ethics, along with the Group’s Value and Management Principles, establish the foundation of the Group’s core values. The Code of Ethics requires all employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. The Code of Ethics has four basic principles: Respect for People, Respect for the Environment, Valuing Integrity, and Valuing Creativity. The Group is committed to offering equal employment opportunity, developing its employees and ensuring health and safety. The Group aims also to apply consistent policies and programs to protect the environment. Finally, protection of intellectual property and inventions is integral to continuing innovation in the media chain.

The Group also announced the creation of the Ethics Compliance Committee, which is responsible for ethical issues, related to Thomson’s activities and which is governed by the Code of Ethics and the Charter for the Ethics Compliance Committee. It meets at least quarterly, and more frequently when required.

In 2007, the Ethics Compliance Committee launched a subcommittee in charge of reviewing ethics training plans. In 2008, on the initiative of the Chairman, and following the recommendations of the subcommittee, the Group initiated the deployment of the training programs, which started with a mandatory in-person session for the Group key managers on ethics principles, organized on the same day on three of our main sites. Several on-line training sessions were held on ethics principles, our Code of Ethics, and antitrust law. Some dedicated training sessions were also organized on some specific sites or for some specific functions. These training sessions have involved around 4,000 people and the Group intends to carry on these programs in 2009.

2008 FORM 20-F – THOMSON GROUP / 166

Back to Contents

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

The Financial Ethics Charter was first published in December 2005, is signed by the Chief Executive Officer and the Chief Financial Officer and is distributed to key persons within the Finance organization. Since 2006, the Financial Ethics Charter has been signed annually by the key finance managers and their teams.

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

Group Management and decision-making processes

At December 31, 2008, Group Management was organized around two principal bodies under the control of the Board of Directors:

•

the Executive Committee;

•

the Senior Leadership Team.

Placed under the authority of the Group’s Chairman and Chief Executive Officer, and as of March 28, 2008 under the authority of the Chief Executive Officer (these functions having been separated), the Executive Committee currently comprises eight members (five French, one American and two Australian). It comprises Senior Executive Vice Presidents and Executive Vice Presidents in charge of Thomson’s major business units responsible for the principal corporate functions (Operations, Finance, Human Resources, etc.). The Executive Committee meets on a weekly basis to analyze and evaluate the Group’s financial performance (sales, operating income and cash flow) of the various business units compared with the budget, strategic developments and major events affecting the Group (sales contracts, partnerships, investments, etc.).

The work of the Executive Committee is prepared by the Investment Committee chaired by the Group’s Chief Financial Officer and the Risk Committee chaired by the Chief Operating Officer.

The Investment Committee analyzes and approves investments planned by the Group’s various business units before they are submitted to the Executive Committee for review and final approval.

The role of the Risk Committee is to evaluate existing operational risks and to identify potential risks that may arise from the various business activities performed by Group units. The work of this Committee has been integrated within the Executive Committee since the second semester of 2008.

During 2007, the Group set up a Corporate Social Responsibility Committee chaired by the Group’s Corporate Secretary. This committee, which supervises all the activities related to business ethics, environmental protection and social responsibility, meets quarterly.

2008 FORM 20-F – THOMSON GROUP / 167

Back to Contents

The Group’s senior managers are also backed up by a Senior Leadership Team (“SLT”) management network, established by the Chief Executive Officer to support the Executive Committee in driving the evolution of Thomson. The SLT is comprised of around 30 key senior managers, in both operational and corporate functions and will meet at least four times beginning in 2009 to review critical indicators, results, and address operational and strategic issues.

The Group holds monthly Key Program Reviews for each division, during which the management reviews the performance of the business, the progress of the key programs in each business unit, key performance indicators, and any specific operational topic which requires management attention. These programs cover especially key customer issues, new product introduction, operational performance, transformation programs and HR related programs.

Risk Management

In 2005, the Group launched Enterprise Risk Assessment (ERA), a worldwide program to evaluate corporate risks. It includes assessing the operational risks facing the Group’s business units and profit centers, as well as evaluating all the risks affecting the cross-divisional functions, including human resources, sourcing and information technology. The goal of this ERA process is to identify, assess, validate and monitor risks that may impact the Group’s ability to achieve its near‑ and long-term objectives. This risk management process is conducted by the internal audit department.

Since 2005, the Group has carried out each year another global risk assessment. In 2008, as during the initial review, risks were identified, assessed and monitored using a confidential methodology, involving around 300 managers throughout the Group. The results of this assessment and a comparison with the first assessment conducted in 2005-2006 and 2007, plus follow-up on action plans implemented to manage these risks, were presented to the management of the Group on a regular basis.

Process Transformation Programs

Since 2006, the business improvement programs and practices have been fully integrated in the business units’ day-to-day operations and have had a positive impact on the Group’s operational performance. These programs have resulted in significant savings, and brought new knowledge and methodologies to the Group as a whole. During the last two years, the initiatives launched have been focused on patent portfolio management and our licensing programs, the remodeling of the worldwide supply chain for the Access Products business into one global solution and developing a new customer relationship approach based on the latest Customer Relationship Management methodologies, the optimization of key competences and resources in product development and the reduction of general expenses.

Efforts to implement the Group’s cross-divisional operational programs have been actively pursued in each business unit with a view to reducing costs and optimizing processes (process of bringing new products to market, process of evaluating research and software development programs, etc.).

8.1.3   Internal Audit

The Group’s internal audit body reports its results to, is evaluated by, and has its plan and budgets reviewed and approved internally by, the management of the Group and the Audit Committee.

The process of risk assessment and management is also carried out by internal audit.

The internal audit department consists of around 18 auditors located in three key sites for the Group (Paris, Indianapolis, Indiana (U.S.) and Burbank, California (U.S.)). It has been managed since July 2007 by a Director of French nationality who joined the Group in 2001 with solid operational experience in France and abroad.

The internal audit department completes audits that covered the following domains: key operational processes, financial audits of key financial processes of the Group subsidiaries, review of key contracts or key projects, compliance audits and follow-up audits.

In 2008, 49 audits were completed and controls were performed in most of our divisions and support functions.

8.1.4   Information Technology Security Procedures

The Thomson Chief Information Officer leads a global IT organization with dedicated teams per division (Technicolor, Thomson Grass Valley and Technology) supplemented by teams that support the entire organization, such as: global infrastructure, corporate functions (HR, Finance, etc.) to ensure standardization and optimal use of resources throughout the organization / sites.

2008 FORM 20-F – THOMSON GROUP / 168

Back to Contents

The IT department has developed and applied a set of rules and procedures regarding IT Security and Risk Management. They define the best practices for using IT tools, for accessing data, programs and applications, and for protecting and saving these objects. These rules and procedures are audited annually and updated and their usage is controlled by a team of security officers dedicated to each division of the Group.

In addition, we continued to enhance in 2008 the IT protection level through the following:

•

completed Security Maturity assessments for select key sites, such as: Ontario, Rennes, Beijing, Indianapolis and Montpellier to assess/audit all levels of security for these key sites. In 2009, the team will continue with five additional key sites for assessments;

•

the implementation of standard processes and controls that were leveraged at similar operations throughout the organization (i.e. Data Centers) to allow the Group to streamline and better manage the operation (with auditing possibility). Additionally, the IT organization implemented a tool to manage user assess, which has been piloted within Technicolor in concert with Human Resources;

•

a continuous, stronger reinforcement of the IT security rules and procedures;

•

an expansion of the IT Security Awareness program including specific training for IT managers and administrators;

•

the roll-out into each strategic business unit of the Infrastructure Security Baseline which elaborates minimum IT Security, Risk Management and Compliance (“SOX”) “Best Practices” for management of data centers;

•

enhanced IT “dashboards” for each strategic business unit including KPIs (Key Performance Indicators) about functional, technical and operational performances;

•

continuation of formal IT project management process through assessments and remedial action plans at each critical step in the process;

•

implementation of E-Project a sophisticated project management tool to increase our level of reporting, control and resource utilization; and

•

implementation of formal steering committees for key strategic projects.

Moreover, the Thomson IT governance model covers the following areas:

•

the execution of a broad global infrastructure strategic plan focusing on operational performance;

•

the creation of a three-year detailed application strategic plan focusing on consolidation and standardization of systems, tools and business processes;

•

the management of the IT projects portfolio;

•

the integration process for newly acquired entities;

•

the measurement of the performance delivered by the IT function; and

•

the IT quality assurance, using management methods for existing Group projects.

8.1.5   Internal Control Procedures Relating to the Preparation and Treatment of Accounting and Financial Information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized mainly around the following elements:

•

the budgetary process;

•

the Group’s accounting and management organization;

•

the monthly accounting and forecasting, reporting to and analyzing by the management team and the work performed during the financial accounts closing period at the Group level;

•

the Group’s accounting standards and methods; and

•

the preparation of financial statements.

8.1.6   Budgetary Process

The budgetary process is mandatory for all of the Group’s divisions and profit centers. The principal stages in the budgetary process are the following:

•

in October, preparation by each entity of a budget for the first three months, second quarter and second six-month periods for the following year, based on market analysis and projections, analyses trends, improvement actions, suppliers and risks identification;

2008 FORM 20-F – THOMSON GROUP / 169

Back to Contents

•

in November and December, review and approval by the Group general management and corporate finance team of proposed action plans and budgets prepared at the business unit level; and

•

in December / January, approval of budgets by the Board of Directors;

•

the budget is divided into monthly periods to serve as a reference for the Group’s monthly reporting; and

•

estimates are updated at the beginning of each quarter respectively in January and April for the first half of the year and in July and October for the second half of the year. During monthly Key Project Reviews held by the divisions’ variances to current six-month period results are updated and reviewed.

In the context of the budgetary procedure, key performance indicators are calculated by divisions, measured, analyzed and reviewed monthly.

8.1.7   The Group’s Accounting and Management Organization

Under the authority of the Group’s Chief Financial Officer, the Management and Accounting Control team is responsible for:

•

the establishment of the Group’s consolidated financial statements and Thomson SA’s statutory accounts;

•

the preparation of the budget and the follow-up of developments and monthly management reporting; and

•

the implementation of the Group’s accounting and management methods, procedures and standards and adaptation thereof in accordance with changes in standards.

The Group’s financial organization follows its organization, based on three operating divisions (Technicolor, Thomson Grass Valley and Tecnhology), gathering ten Business Units, themselves organized in several profit centers. Two further segments (Corporate and Other) complete this organization. Each one of these business units and profit centers is under the responsibility of a Chief Financial Officer, with Accounting and Controlling supporting teams, in charge on the one hand, of budget and reporting follow-up and on the other hand, accounting of the operations within the local legal entities.

8.1.8   Accounting and Management Reporting and Closing Period Work at the Group Level

The Group accounting and financial data are consolidated into one Group reporting system called Magnitude.

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

This stage leads to first review by the statutory auditors, completed initially at the subsidiary level within a majority of the Group’s legal entities, then at the parent company level. This “hard close” allows for the identification of the most complex issues. The second step occurs in July and in January/February and involves the finalization of half-year and annual consolidated financial statements under International Financial Reporting Standards (“IFRS”).

8.1.9   The Group’s Accounting Standards and Methods

The financial statements have been prepared on the basis of the Group continuing to operate as a going concern (see Note 3.1 for more detailed information) and in accordance with IFRS adopted by the European Union and in accordance with IFRS as issued by the International Accounting Standards Board.

The Group’s accounting principles are defined in a document entitled “Thomson Accounting Principles and Methods”, which is available on the Company’s intranet site and provided to the Group’s finance department. This document outlines the accounting treatment of such items as tangible and intangible assets, inventories, provisions, intra Group transactions and acquisitions.

2008 FORM 20-F – THOMSON GROUP / 170

Back to Contents

In addition, the Group publishes and distributes a “controller’s manual”, which is updated regularly and reviews procedures that accountants and corporate controllers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

8.1.10   Preparation of Financial Statements

The financial statements are prepared jointly by the Finance Department and the General Secretary of the Company. They are based on information reported through the Annual Reporting and accounting consolidation processes and on operational and market information, which is specifically centralized for the preparation of the Company’s Annual Report in France and the submission of this Annual Report in the United States.

Half-year and annual financial information is reviewed by the Group’s Audit Committee.

Prior to being published, the above financial information is also reviewed by the Disclosure Committee, made up of members drawn from senior management within the Corporate Finance and Legal Departments.

8.2    Reserved

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

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of Thomson’s disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2008.

2008 FORM 20-F – THOMSON GROUP / 171

Back to Contents

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

We have assessed the effectiveness of the Group’s internal control over financial reporting, using the criteria described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment under these criteria, we believe that, as of December 31, 2008, our internal control over financial reporting was effective.

KPMG and Mazars, the Independent Registered Public Accounting Firms that audited the consolidated financial statements as of and for the year ended December 31, 2008, included in this Annual Report, have also audited the Group’s internal control over financial reporting as of December 31, 2008, as stated in their reports which are included in this Annual Report.

/s/ Frederic Rose Frederic Rose Chairman and Chief Executive Officer	/s/ Stéphane Rougeot Stéphane Rougeot Chief Financial Officer

8.3.3   Changes in Internal Control over Financial Reporting

There occurred no changes in our internal control over financial reporting during the fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

2008 FORM 20-F – THOMSON GROUP / 172

Back to Contents

8.4    Information on Accounting Services

8.4.1   Statutory Auditors

KPMG Audit – Department of KPMG S.A.

1, Cours Valmy

92923 Paris La Défense Cedex

Represented by Isabelle Allen and Grégoire Menou

Mazars

61, rue Henri-Régnault – Tour Exaltis

92400 Courbevoie

Represented by Frederic Allilaire and Simon Beillevaire

Starting Date of Statutory Auditors’ First Mandate

KPMG Audit: 2006.

Mazars: 1985.

Duration and expiration date of Statutory Auditors’ Mandate

KPMG Audit: nominated by the Ordinary Shareholders’ Meeting held on May 12, 2006; their mandate will expire upon the Shareholders’ Meeting to be held in 2012 for the approval of 2011 annual accounts.

Mazars: nominated by the Combined Shareholders’ Meeting held on May 7, 2004; their mandate will expire upon the Shareholders’ Meeting to be held in 2010 for the approval of 2009 annual accounts.

8.4.2   Substitute Statutory Auditors

SCP Cabinet Jean-Claude André et Autres

Les Hauts-de-Villiers

2 bis, rue de Villiers

92309 Levallois-Perret Cedex

M. Patrick de Cambourg

1, rue André Colledebœuf

75016 Paris

Duration and expiration date of Substitute Statutory Auditors’ Mandate

SCP Cabinet Jean-Claude André et Autres: nominated by Ordinary Shareholders’ Meeting held on May 12, 2006; their mandate will expire upon the Shareholders’ Meeting to be held in 2012 for the approval of 2011 annual accounts.

M. Patrick de Cambourg: nominated by the Combined Shareholders’ Meeting held on May 7, 2004; his mandate will expire upon the Shareholders’ Meeting to be held in 2010 for the approval of 2009 annual accounts.

2008 FORM 20-F – THOMSON GROUP / 173

Back to Contents

8.5    Accountant Fees and Services

(in € thousands)	Mazars		KPMG
	2008	2007	2008	2007
Audit Fees (1)	3,858	4,105	6,604	7,308
Thomson SA	1,356	1,323	1,448	1,338
Subsidiaries	2,502	2,782	5,156	5,970
Audit-Related Fees (2)	30	83	317	3,936
Thomson SA	30	83	232	3,936
Subsidiaries	-	-	85	-
Tax Fees (3)	-	15	114	272
Thomson SA	-	-	-	85
Subsidiaries	-	15	114	187
Other Fees	-	-	-	-
Thomson SA	-	-	-	-
Subsidiaries	-	-	-	-
TOTAL	3,888	4,203	7,035	11,516

(1)

Audit Fees are the aggregate fees billed by KPMG and Mazars for professional services in connection with the audit of the Company’s consolidated annual financial statements and services normally provided by these auditors in connection with statutory and regulatory filings or engagements, including reviews of interim financial statements, as well as audits of statutory financial statements of the Company and its subsidiaries.

(2)

Audit-Related Fees consist of fees billed for services related to audits of financial statements in connection with disposals or acquisitions as well as other regulatory attestations.

(3)

Tax Fees include fees billed for tax compliance and for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

2008 FORM 20-F – THOMSON GROUP / 174

Back to Contents

8.6    Audit Committee Pre-Approval Policies

Thomson’s Board of Directors has adopted a policy for Pre-Approval of Audit and Non-Audit Services provided by the Independent Registered Public Accounting Firms (the “Policy”) that perform the role of our External Auditors. This Policy provides for non-audit-services to be either: (a) authorized by the Audit Committee (the “Committee”) under a policy pre-approval that approves specific categories of non-audit services and the value of those services, provided the Committee is informed of each service provided (policy pre-approval). Any policy pre-approvals will be valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or (b) specifically pre-approved (i) by the Committee or (ii) by any member of the Committee who is an independent Director within the meaning of the Sarbanes-Oxley Act of 2002 and has been specifically designated and delegated authority by the Committee for that purpose, provided that the decisions regarding such pre-approvals of any such member so delegated are presented to the full Committee at each scheduled meeting (the pre-approval pursuant to clauses (i) and (ii) being referred to as “specific pre-approval”).

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

During 2008, no audit-related fees, tax fees or other non-audit fees were approved by the Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

2008 FORM 20-F – THOMSON GROUP / 175

Back to Contents

— [ THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK ] —

2008 FORM 20-F – THOMSON GROUP / 176

Back to Contents

9

EXHIBITS

The following exhibits are filed as part of this Annual Report :

Exhibit 1: Bylaws of Thomson, dated May 22, 2008

Exhibit 8: Subsidiaries (refer to Note 40 to our consolidated financial statements)

Exhibit 12.1: Chief Executive Officer 302 Certification

Exhibit 12.2: Chief Financial Officer 302 Certification

Exhibit 13.1: Chief Executive Officer and Chief Financial Officer 906 Certification

Exhibit 14.1: Consent of KPMG and Mazars

2008 FORM 20-F – THOMSON GROUP / 177

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THOMSON
/s/ Frederic Rose
Name: Frederic Rose Title: Chairman and Chief Executive Officer

Dated: May 6, 2009

2008 FORM 20-F – THOMSON GROUP / 178

Back to Contents

10

THOMSON CONSOLIDATED FINANCIAL STATEMENTS

10.1    Reports of Independent Registered Public Accounting Firms

181

The Board of Directors and Stockholders

181

The Board of Directors and Stockholders

182

10.2    Consolidated Financial Statements

183

10.2.1   Consolidated Statements of operations

183

10.2.2   Consolidated Balance sheets

184

10.2.3   Consolidated Statements of Cash Flows

186

10.2.4   Consolidated Statements of Recognised Income and Expense

187

10.3    Notes to the Consolidated Financial Statements

188

2008 FORM 20-F – THOMSON GROUP / 179

Back to Contents

— [ THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK ] —

2008 FORM 20-F – THOMSON GROUP / 180

Back to Contents

10.1    Reports of Independent Registered Public Accounting Firms

The Board of Directors and Stockholders

THOMSON:

We have audited the accompanying consolidated balance sheets of THOMSON and subsidiaries (“THOMSON”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, cash flows and recognized income and expense for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of THOMSON as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the consolidated financial statements, the Company is faced with breaches of certain covenants which could trigger acceleration of substantially all of the Group’s senior debt. This situation raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), THOMSON’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense April 30, 2009		Courbevoie April 30, 2009
KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frederic Allilaire	Simon Beillevaire

2008 FORM 20-F – THOMSON GROUP / 181

Back to Contents

The Board of Directors and Stockholders

THOMSON:

We have audited THOMSON’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). THOMSON’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, THOMSON maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of THOMSON as of December 31, 2008, 2007 and 2006, and the related consolidated statements of operations, cash flows and recognized income and expense for the years then ended, and our report dated April 30, 2009 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph related to the existence of substantial doubt about THOMSON’s ability to continue as a going concern.

Paris La Défense April 30, 2009		Courbevoie April 30, 2009
KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frederic Allilaire	Simon Beillevaire

2008 FORM 20-F – THOMSON GROUP / 182

Back to Contents

10.2    Consolidated Financial Statements

10.2.1   Consolidated Statements of operations

		Year ended December 31,
(in € millions)	Note	2008	2007 (1)	2006 (1)
Continuing operations
Revenues		4,840	5,540	5,691
Cost of sales		(3,904)	(4,251)	(4,342)
Gross margin		936	1,289	1,349
Selling and administrative expenses	(7)	(665)	(685)	(653)
Research and development expenses	(8)	(235)	(253)	(243)
Restructuring costs	(29)	(204)	(82)	(65)
Impairment losses on non-current operating assets	(9)	(1,106)	(6)	(3)
Other income (expense)	(7)	(29)	117	167
Profit (loss) from continuing operations before tax and net finance costs		(1,303)	380	552
Interest income	(10)	18	19	18
Interest expense	(10)	(108)	(120)	(108)
Other financial income (expense)	(10)	(306)	(2)	(112)
Net finance costs		(396)	(103)	(202)
Share of profit (loss) from associates	(16)	(4)	1	(86)
Income tax	(11)	(106)	(27)	-
Profit (loss) from continuing operations		(1,809)	251	264
Discontinued operations
Net loss from discontinued operations	(12)	(124)	(274)	(209)
Net income (loss)		(1,933)	(23)	55
Attributable to:
- Equity Holders		(1,930)	(23)	55
- Minority interests		(3)	-	-

		Year ended December 31,
(in euro, except number of shares)		2008	2007	2006
Weighted average number of shares outstanding (basic net of treasury stock)		262,940,152	262,787,361	261,188,858
Earnings(loss) per share from continuing operations	(33)
– basic		(6.94)	0.88	0.94
– diluted		(6.94)	0.76	0.88
Earnigs (loss) per share from discontinued operations
– basic		(0.47)	(1.04)	(0.80)
– diluted		(0.47)	(0.95)	(0.73)
Total earnings (loss) per share
– basic (2)		(7.41)	(0.16)	0.14
– diluted (2)		(7.41)	(0.19)	0.15

(1)

See Note 4 “Bridge with financial statements released as of December 31, 2007”.

(2)

The dividends on the subordinated perpetual notes (whenever they do not impact the net result) are taken as a reduction of earnings for the purpose of calculating earnings per share.

The accompanying notes on pages 188 to 291 are an integral part of these financial statements.

2008 FORM 20-F – THOMSON GROUP / 183

Back to Contents

10.2.2   Consolidated Balance sheets

(in € millions)	Note	December 31, 2008	December 31, 2007	December 31, 2006
Assets
Non-current assets:
Property, plant and equipment	(13)	541	693	813
Goodwill	(14)	926	1,645	1,714
Other intangible assets	(14)	673	938	1,071
Investments in associates	(15)	7	10	12
Investments and available-for-sale financial assets	(17)	52	397	266
Derivative financial instruments	(25)	-	16	7
Contract advances	(18)	131	122	129
Deferred tax assets	(11)	515	503	397
Income tax receivable		21	67	58
Other non-current assets	(21)	41	53	52
Total non-current assets		2,907	4,444	4,519
Current assets:
Inventories	(19)	270	332	366
Trade accounts and notes receivable	(20)	968	918	1,018
Current accounts with associates and joint ventures		4	12	97
Derivative financial instruments	(25)	85	17	8
Income tax receivable		32	10	5
Other current assets	(21)	485	464	530
Cash collateral	(22)	38	-	-
Cash and cash equivalents	(22)	769	572	1,311
Assets classified as held for sale	(12)	33	1	264
Total current assets		2,684	2,326	3,599
TOTAL ASSETS		5,591	6,770	8,118

The accompanying notes on pages 188 to 291 are an integral part of these financial statements.

2008 FORM 20-F – THOMSON GROUP / 184

Back to Contents

(in € millions)	Note	December 31, 2008	December 31, 2007	December 31, 2006
Equity and liabilities
Shareholders’ equity:
Common stock (269,890,028 shares at December 31, 2008 with nominal value of €3.75 per share)	(23)	1,012	1,012	1,027
Treasury shares		(159)	(154)	(225)
Additional paid in capital		1,643	1,539	1,686
Subordinated perpetual notes		500	500	500
Other reserves		139	282	64
Retained earnings (accumulated deficit)		(2,998)	(932)	(886)
Cumulative translation adjustment		(272)	(202)	(54)
Shareholders’ equity (deficit)		(135)	2,045	2,112
Minority interests		1	10	7
Total equity (deficit)		(134)	2,055	2,119
Non-current liabilities:
Borrowings	(26)	22	1,078	1,393
Retirement benefits obligations	(28)	332	352	505
Restructuring provisions	(29)	17	25	48
Derivative financial instruments	(25)	-	11	51
Other provisions	(29)	103	50	107
Deferred tax liabilities	(11)	284	204	143
Other non-current liabilities	(31)	45	59	71
Total non-current liabilities		803	1,779	2,318
Current liabilities:
Borrowings	(26)	2,862	745	1,276
Derivative financial instruments	(25)	46	35	10
Retirement benefits obligations	(28)	71	51	67
Restructuring provisions	(29)	115	75	72
Other provisions	(29)	102	89	86
Trade accounts and notes payable		968	1,160	1,032
Accrued employee expenses		155	168	165
Income tax payable	(11)	32	58	57
Other current liabilities	(31)	548	547	671
Payables on acquisition of companies	(32)	1	7	13
Liabilities classified as held for sale	(12)	22	1	232
Total current liabilities		4,922	2,936	3,681
TOTAL LIABILITIES		5,725	4,715	5,999
TOTAL EQUITY (DEFICIT) AND LIABILITIES		5,591	6,770	8,118

The accompanying notes on pages 188 to 291 are an integral part of these financial statements.

2008 FORM 20-F – THOMSON GROUP / 185

Back to Contents

10.2.3   Consolidated Statements of Cash Flows

		Year ended December 31,
(in € millions)	Note	2008	2007	2006
Net income (loss)		(1,933)	(23)	55
Loss from discontinued operations		(124)	(274)	(209)
Profit (loss) from continuing operations		(1,809)	251	264
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization (1)		537	375	447
Impairment of assets (2)		1,155	22	3
Net changes in provisions (3)		129	(130)	(155)
(Profit) / loss on asset sales		-	(55)	(9)
Interest (Income) and Expense	(10)	90	101	90
Other non cash items (including tax)		189	17	95
Changes in working capital and other assets and liabilities	(35)	(327)	55	(8)
Cash generated from / (used in) continuing operations		(36)	636	727
Interest paid (4)		(90)	(95)	(151)
Interest received		7	11	14
Income tax paid		(37)	(69)	(42)
Net operating cash generated from / (used in) continuing activities	(35)	(156)	483	548
Net operating cash used in discontinued operations	(35)	(162)	(202)	(133)
NET CASH FROM / (USED IN) OPERATING ACTIVITIES (I)		(318)	281	415
Acquisition of subsidiaries, associates and investments, net of cash acquired	(35)	(16)	(51)	(255)
Net cash impact from sale of investments		(2)	42	125
Proceeds from sale of marketable securities		-	-	8
Purchases of property, plant and equipment (PPE)		(182)	(175)	(156)
Proceeds from sale of PPE		6	111	70
Purchases of intangible assets including capitalization of development costs		(98)	(89)	(112)
Cash collateral granted to third parties	(22)	(35)	-	-
Loans (granted to) / reimbursed by third parties		(3)	-	17
Net investing cash generated used in continuing activities		(330)	(162)	(303)
Net investing cash generated from / (used in) discontinued operations	(35)	(21)	23	(163)
NET CASH USED IN INVESTING ACTIVITIES (II)		(351)	(139)	(466)
Purchases of treasury shares and others		1	(7)	8
Repayment of convertible bonds		(367)	-	(611)
Proceeds from borrowings	(26)	1,610	162	1,121
Repayments of borrowings		(345)	(898)	(26)
Dividends and distributions paid to Group’s shareholders	(23)	(29)	(117)	(107)
Dividends and distributions paid to minority interests		-	-	(2)
Net financing cash generated from / (used in) continuing activities		870	(860)	383
Net financing cash used in discontinued operations	(35)	-	(1)	(10)
NET CASH PROVIDED BY / (USED) IN FINANCING ACTIVITIES (III)		870	(861)	373
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS (I+II+III)		201	(719)	322
Cash and cash equivalents at beginning of period		572	1,311	996
Exchange losses on cash and cash equivalents		(4)	(20)	(7)
Cash and cash equivalents at end of period		769	572	1,311

(1)

Including €151 million of depreciation of our investment in Videocon Industries in 2008 (see Note 17).

(2)

Including €50 million of impairment of assets as part of restructuring plans in 2008 (see Note 29).

(3)

Including non cash impact of €(63) million in 2007 and €(167) million in 2006 corresponding to the net gains on the medical plan curtailments (see Note 28).

(4)

Including €59 million of accrued interest premium paid on convertible bond in 2006.

The accompanying notes on pages 188 to 291 are an integral part of these financial statements.

2008 FORM 20-F – THOMSON GROUP / 186

Back to Contents

10.2.4   Consolidated Statements of Recognised Income and Expense

		Period ended December 31,
(in € millions)	Note	2008	2007	2006
Net income (loss) for the year		(1,933)	(23)	55
Recognition of actuarial gains and losses in equity	(28)	(20)	55	69
Fair value gains (losses), gross of tax:
– on available-for-sale financial assets	(17)	(141)	152	(2)
– on cash flow hedges		11	6	(6)
Currency translation adjustments		(71)	(148)	(144)
Tax effect (*)		1	(1)	-
Total income (expense) recognized directly in equity		(220)	64	(83)
TOTAL RECOGNIZED INCOME (EXPENSE) FOR THE YEAR		(2,153)	41	(28)
Attributable to:
– Equity holders of the parent		(2,146)	38	(27)
– Minority interests		(7)	3	(1)
(*) No significant tax effect due to the overall tax loss position of the Group.

The consolidated statements of changes in equity are disclosed in Note 23.

The accompanying notes on pages 188 to 291 are an integral part of these financial statements.

2008 FORM 20-F – THOMSON GROUP / 187

Back to Contents

10.3    Notes to the Consolidated Financial Statements

Note 1 General information

189

Note 2 Summary of significant accounting policies

189

Note 3 Critical accounting estimates and judgments

204

Note 4 Bridge with financial statements released as of December 31, 2007

208

Note 5 Significant changes in the scope of consolidation

210

Note 6 Information by business segments and by geographic areas

213

Note 7 Selling and administrative expenses and other income (expense)

218

Note 8 Research and development expenses

219

Note 9 Impairment losses on non-current operating assets

219

Note 10 Net finance costs

220

Note 11 Income tax

221

Note 12 Discontinued operations

224

Note 13 Property, plant and equipment

227

Note 14 Goodwill and other intangible assets

229

Note 15 Investments in associates

236

Note 16 Interest in joint ventures

237

Note 17 Investments and available-for-sale financial assets

238

Note 18 Contract advances

239

Note 19 Inventories

239

Note 20 Trade accounts and notes receivable

239

Note 21 Other current and non-current assets

240

Note 22 Cash, cash equivalents and cash collateral

240

Note 23 Shareholders’ equity (deficit)

241

Note 24 Financial risk management

245

Note 25 Derivative financial instruments

246

Note 26 Borrowings

247

Note 27 Financial instruments and market related exposures

252

Note 28 Retirement benefit obligations

262

Note 29 Provisions for restructuring and other charges

268

Note 30 Share-based payments

270

Note 31 Other current and non-current liabilities

275

Note 32 Payables on acquisition of companies

275

Note 33 Earnings per share

276

Note 34 Information on employees

277

Note 35 Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

278

Note 36 Contractual obligations and other commitments

279

Note 37 Contingencies

282

Note 38 Related party transactions

287

Note 39 Subsequent events

288

Note 40 List of main consolidated subsidiaries

290

2008 FORM 20-F – THOMSON GROUP / 188

Back to Contents

Note 1

General information

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to businesses and professionals in the Media & Entertainment industries. Until the end of 2008, Thomson’s activities were organized into three principal Divisions: Technology, Thomson Grass Valley (formerly Systems), and Technicolor (formerly Services). Effective January 1, 2009, our activities have been reorganized into three operational divisions: Technicolor (formerly Services), Thomson Connect (formerly Thomson Grass Valley) and Technology. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual Other activities.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson SA together with its consolidated subsidiaries. Thomson SA refers to the Thomson group parent company.

The deterioration of the economic environment in the second half of the year and a significant change of the Group’s strategy following the appointment of a new CEO, effective September 1, 2008 and of certain new senior officers in late 2008, led the Group to re-assess the valuation of its long term assets including financial investments, which have resulted in the recording of significant impairments at December 31, 2008.

The consolidated financial statements were closed by the Board of Directors of Thomson SA on March 9, 2009. According to French law, the financial statements will be considered as definitive when approved by the entity’s shareholders during the Ordinary Shareholders’ Meeting, which should take place on June 16, 2009.  Notes 1, 2.1, 3.1, 24, 25, 26.3, 26.5 (a), 26.5 (f), 26.5 (g), 27.2 (c), 27.3 and 39 were updated by the Board of Directors on April 27, 2009, as part of the process of a new approval of the accounts.

Note 2

Summary of significant accounting policies

2.1    Basis of preparation

The financial statements have been prepared on the basis of the Group continuing to operate as a going concern (see Note 3.1 for more detailed information) and in accordance with International Financial Reporting Standards (“IFRS”) effective as of December 31, 2008 and adopted by the European Union as of April 27, 2009 and in accordance with IFRS as issued by the International Accounting Standards Board and effective as of December 31, 2008.

The standards approved by the European Union are available on the following web site: http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.

The accounting policies applied by the Group are consistent with those followed last year. In 2008, the Group applied the following standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2008 for the first time.

2008 FORM 20-F – THOMSON GROUP / 189

Back to Contents

2.2    Standards, amendments and interpretations effective as of January 1, 2008 and applied as of January 1, 2008

New standard or interpretation	Main provisions

Amendment to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures – Reclassification of Financial Assets: Effective Date and Transition (effective as of July 1, 2008)

These amendments permit reclassification of some financial instruments out of the fair-value-through-profit-or-loss category and out of the available-for-sale category. In the event of reclassification, additional disclosures are required under IFRS 7.

IFRIC 11, IFRS 2: Group and Treasury Share Transactions

IFRIC 11 provides guidance on applying IFRS 2 in the individual entities’ financial statements and clarifies the treatment in the following circumstance: Share-based payment involving an entity’s own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation shall always be accounted for as equity-settled share-based payment transactions.

IFRIC 12, Service Concession Arrangements	IFRIC 12 addresses the treatment of service concession arrangements.
IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19, Employee Benefits.

The adoption of the above interpretations had no significant effect on the Group’s consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 190

Back to Contents

2.3    Standards, amendments and interpretations that are not yet effective and have not been early adopted by Thomson

New standard	Effective Date	Main provisions
Revised IFRS 3, Business Combinations And revised IAS 27, Consolidated and Separate Financial Statements	Annual periods beginning on or after July 1, 2009

The revised Standards include significant changes, including:

-  a greater emphasis on the use of fair value;

-  a focus on changes in control as a significant economic event – introducing requirements to remeasure interests to fair value at the time when control is achieved or lost, and recognising directly in equity the impact of all transactions between controlling and non-controlling shareholders not involving a loss of control; and

-  a focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition. Transaction costs, changes in the value of contingent consideration, settlement of pre-existing contracts, share-based payments and similar items will generally be accounted for separately from Business Combinations and will generally affect profit or loss.

IFRS 8, Operating Segments	Annual periods beginning on or after January 1, 2009

IFRS 8 replaces IAS 14, Segment reporting. It requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s Chief Operating Decision Maker (CODM).

Given the recent changes in its organization that are effective as of January 1, 2009, and the disposal strategy of certain businesses announced in January 2009, internal reporting made to the CODM may be subject to changes in the next coming months. Consequently, the Group is currently assessing the impact of such changes on its segment reporting according to IFRS 8.

New amendment	Effective Date	Main provisions
IFRS 1, First-time Adoption of IFRS and IAS 27, Consolidated and Separate Financial Statements	Annual periods beginning on or after January 1, 2009	Amendment relating to cost of an investment on first-time adoption. Not applicable to Thomson as it applies to separate financial statements and not to consolidated financial statements.
IFRS 2 Share-based Payment (amendments)	Annual periods beginning on or after January 1, 2009

The amendment deals with two matters. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

Improvements to IFRSs 2008	Annual periods beginning on or after January 1, 2009	The Group does not anticipate any material impact of these improvements on its consolidated financial statements.
IAS 1, Presentation of financial statements	Annual periods beginning on or after January 1, 2009	The revision is aimed at improving users’ ability to analyse and compare the information given in financial statements.
IAS 23, Borrowing costs (amendments)	Annual periods beginning on or after January 1, 2009

The main impact of this amendment is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets.

IAS 32, Financial Instruments: Presentation (amendments) and IAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation	Annual periods beginning on or after January 1, 2009

These amendments improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares. Such instruments, provided they have particular features and meet specific conditions will be according to these amendments classified as equity. Additional disclosure are also required about the instruments affected by the amendments.

Amendment to IAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged items	Annual periods beginning on or after July 1, 2009	This amendment clarifies two hedge accounting issues: - inflation in a financial hedged item; - a one-sided risk in a hedged item.

2008 FORM 20-F – THOMSON GROUP / 191

Back to Contents

New interpretation	Effective Date	Main provisions
IFRIC 13, Customer Loyalty Programmes	Annual periods beginning on or after 1 July 2008

IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. Specifically, it explains that

-  an entity that grants loyalty award credits shall allocate some of the proceeds of the initial sale to the award credits as a liability;

-  the amount of proceeds allocated to the award credits is measured by reference to their fair value;

-  the entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 15, Agreements for the Construction of Real Estate	Annual periods beginning on or after 1 January 2009

IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 Construction Contracts or IAS 18 Revenue and, accordingly, when revenue from the construction should be recognised.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation	Annual periods beginning on or after 1 October 2008

IFRIC 16 clarifies three main issues:

-  the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation;

-  a hedging instrument in a hedge of a net investment in a foreign operation may be held by any entity or entities within the group;

-  it clarifies how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.

IFRIC 17, Distributions of Non-cash Assets to Owners	Annual periods beginning on or after 1 July 2009

IFRIC 17 clarifies that an entity should measure the dividend payable at the fair value of the net assets to be distributed and the difference between the dividend paid and the carrying amount of the net assets distributed is recognized in profit or loss.

IFRIC 18, Transfers of assets from customers	Assets received from customers on or after 1 July 2009	IFRIC 18 provides additional guidance on the accounting for transfers of assets from customers.

The impacts of the above standards, amendments and interpretations and of current IFRS and IFRIC projects are not anticipated in these financial statements and cannot be reasonably estimated at this time.

2.4    Main accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1, First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS financial statements. The Group has opted to apply the following main options and exemptions provided by IFRS 1:

•

Business combinations

In accordance with IFRS 3, the Group has opted not to restate past Business Combinations that occurred before January 1, 2004.

•

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

2.5    Functional and presentation currency

These consolidated financial statements are presented in euro. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

2008 FORM 20-F – THOMSON GROUP / 192

Back to Contents

2.6    Basis of measurement

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, derivative financial instruments and financial assets at fair value through profit and loss.

2.7    Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period of the consolidated financial statements.

Management regularly reviews its valuations and estimates based on its past experience and various other factors considered reasonable and relevant for the determination of the fair estimates of the assets and liabilities’ carrying value and of the revenues and expenses. The actual results could significantly differ from these estimates depending on different conditions and assumptions. The critical accounting assumptions and estimates made by the Group are detailed in Note 3.

2.8    Positions taken by the Group when no specific requirement exists in the IFRS

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

2.9    Scope and consolidation method

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

2008 FORM 20-F – THOMSON GROUP / 193

Back to Contents

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

2.10    Business Combinations

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

2.11    Translation of foreign subsidiaries

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

2.12    Translation of foreign currency transactions

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

2008 FORM 20-F – THOMSON GROUP / 194

Back to Contents

The main exchange rates used for translation (one unit of each foreign currency converted to euros) are summarized in the following table:

	Closing rate			Average Rate
	2008	2007	2006	2008	2007	2006
US dollar (US$)	0.71081	0.67983	0.75945	0.67861	0.72682	0.79180
Pound sterling (GBP)	1.03099	1.36103	1.48965	1.24276	1.45660	1.46462
Canadian dollar (CAD)	0.58323	0.69367	0.65433	0.63491	0.68254	0.69940

The average rate is determined by taking the average of the month-end closing rates for the year, unless such method results in a material distortion.

2.13    Property, Plant and Equipment (PPE)

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

The assets held under finance leases are capitalized at the lower of the present value of future minimum payments and the fair value of the leased assets. They are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the duration of the lease. The costs related to the assets acquired through these contracts are included within the amortization allowances in the statement of operations.

2.14    Leases

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

2.15    Goodwill

At the acquisition date, goodwill is measured at its cost, being the excess of the costs of the Business Combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is recognized in the currency of the acquired subsidiary/associate and measured at cost less accumulated impairment losses and translated into euros at the rate effective at the end of the period. Goodwill is not amortized but is tested annually for impairment.

2.16    Intangible assets

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

2008 FORM 20-F – THOMSON GROUP / 195

Back to Contents

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

With respect to trademarks acquired through Business Combinations, the valuation methodology used is based on the royalty relief method which takes into account the royalty that could reasonably be paid by third-party licensees on similar trademarks.

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

2.17    Impairment of intangible assets, goodwill and PPE

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in September and whenever circumstances indicate that they might be impaired. In light of the deterioration of the trading environment in the second half of the year, the Group financial performance in 2008 and the changes of the strategy following the appointment of certain of the Group senior officers in late 2008, the strategy and business plans have been reviewed in the last quarter of 2008, which led us to perform a goodwill impairment test as of December 31, 2008 taking into account the latest 2009 outlook as well as any decision that would have an impact on the key assumptions used to determine the recoverable value of the Goodwill Reporting Units (GRU).

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

PPE and intangible assets having a definite useful life are tested for impairment at the balance sheet date only if events or circumstances indicate that they might be impaired. The main evidence indicating that an asset may be impaired includes the existence of significant changes in the operational environment of the assets, a significant decline in the expected economic performance of the assets, or a significant decline in the revenues or in the market share of the Group.

2008 FORM 20-F – THOMSON GROUP / 196

Back to Contents

The impairment test consists of comparing the carrying amount of the asset with its recoverable amount. The recoverable amount of the asset is the higher of its fair value less costs to sell and its value in use.

Value in use is the present value of the future cash flow expected to be derived from an asset or group of assets.

The fair value less costs to sell corresponds to the amount that could be obtained from the sale of the asset (or the CGU), in an arm’s-length transaction between knowledgeable and willing parties, less the costs of disposal. It can be determined using an observable market price for the asset (or the CGU) or using discounted cash flow projections that include estimated future cash inflows or outflows expected to arise from future restructurings or from improving or enhancing the asset’s performance but exclude any synergies with other CGU of the Group.

For determining the recoverable value, the Group uses estimates of future pre-tax discounted cash flows generated by the asset including a terminal value when appropriate. These flows are consistent with the most recent budgets approved by the Executive Committee of the Group. Estimated cash flows are discounted using pre-tax long-term market rates, reflecting the time value of money and the specific risks of the assets. Methodology and assumptions used by the Group are detailed in Note 14.

An impairment loss corresponds to the difference between the carrying amount of the asset (or group of assets) and its recoverable amount and is recognized in “Impairment losses on non-current operating assets” for continuing operations unless the impairment is part of restructuring plans, or related to discontinued operations.

In accordance with IAS 36, impairment of goodwill cannot be reversed.

2.18    Assets held for sale and discontinued operations

(a)  Assets held for sale

A non-current asset (or disposal group) is classified as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. This means the asset (or disposal group) is available for immediate sale and its sale is highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its fair value less costs to sell and its carrying amount. Any impairment loss for write-down of the asset (or disposal group) to fair value less costs to sell is recognized in the statement of operations.

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

The profit (loss) from discontinued operations is presented as a separate line item on the face of the statement of operations with a detailed analysis provided in Note 12. The statement of operations data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations (see Note 4 for details on this reclassification). In the statement of cash flows, the amounts related to discontinued operations are disclosed separately.

2.19    Inventories

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

2.20    Customer contract advances

As part of its normal course of business, Thomson makes cash advances, principally within its Technicolor Division, to its customers. These are generally in the framework of a long-term relationship or contract and can take different forms. Contract advances primarily relate to cash advances made to its customers under long-term contracts. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to the Group a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

2008 FORM 20-F – THOMSON GROUP / 197

Back to Contents

Such advances payments are classified under “Non-current assets”, recorded as “Contracts advances” and are amortized as a reduction of “Revenues” on the basis of units of production or film processed.

2.21    Financial assets

Financial assets are classified in the following categories, depending on the purpose for which the financial assets were acquired: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Except for financial assets at fair value through profit or loss, financial assets are recognized at fair value plus transaction costs at the date when the Group commits to purchase or sell the asset. Financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed.

(a)  Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as “held for trading” unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in fair value, including interest and dividend income, are presented in the statement of operations within “Other financial income (expense)”, in the period in which they arise.

(b)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as “trade and other receivables” in the balance sheet. Loans and receivables are, subsequent to initial recognition, carried at amortized cost using the effective interest method.

(c)  Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Within the Group, available-for-sale financial assets consist mainly of shares held in listed companies and investments held in unquoted entities. Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized directly in equity. The foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency are recognized in profit or loss. When securities are sold or impaired, the accumulated fair value adjustments recognized in equity are recycled through profit or loss in the line item “Other financial income (expense)” in the statement of operations. The investment in Videocon was considered as impaired and the depreciation has been booked in the statement of operations since the quoted value was significantly lower than the carrying value during more than 9 months.

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

2008 FORM 20-F – THOMSON GROUP / 198

Back to Contents

Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A significant or prolonged decline (more than 9 months) in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative negative changes in fair value – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized as an expense in the statement of operations. Impairment losses recognized in the statement of operations on financial instruments classified as available-for-sale are not reversed through the statement of operations, except if the instruments are disposed of.

2.22    Financial liabilities and equity instruments issued by the Group

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

Subordinated perpetual notes - On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of €500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded in shareholder’s equity for the net value received of €492 million (issue price less offering discount and fees). No derivative was identified because the provisions of the notes detailed in Note 23 fall outside the scope of the definition of a derivative under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39). More information is provided in Note 23.4.

The Group’s objectives, policies and processes for managing equity are described in Notes 23, 24 and 27.

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

2008 FORM 20-F – THOMSON GROUP / 199

Back to Contents

2.23    Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of operations over the period of the borrowings using the effective interest rate method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. More information is provided in Note 26.

2.24    Trade receivables and payables

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

2.25    Derivatives

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

•

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument – if any – is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long-term contracts where the period is generally up to one year;

2008 FORM 20-F – THOMSON GROUP / 200

Back to Contents

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

2.26    Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, i.e. investments that are readily convertible to a known amount of cash and subject to an insignificant risk of change in value. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

2.27    Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in equity.

2.28    Equity transaction costs

Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity.

2.29    Deferred and current income taxes

Deferred taxes result from:

•

temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the Group consolidated balance sheet, and

•

the carryforward of unused tax losses and tax credits.

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

2008 FORM 20-F – THOMSON GROUP / 201

Back to Contents

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized directly to equity if the tax relates to items that are recognized, in the same or a different period, directly to equity.

2.30    Post employment benefits and other long-term benefits

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

Expenses related to interest cost and expected return on plan assets are recognized as financial expense and financial income in Note 10 “Net Finance costs”.

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Recognized Income and Expense.

(b)  Other long-term benefits

The obligations related to other long-term benefits (jubilee award) are also based on actuarial valuations. Actuarial gains and losses related to these obligations are immediately recognized in the consolidated statement of operations.

2.31    Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. According to IFRS 2, the advantage given to the employees regarding the grant of the stock options consists of an additional compensation to these employees estimated at the grant date.

Equity-settled share-based payments are measured at fair value at the grant date. They are accounted for as an employee expense on a straight-line basis over the vesting period of the plans (usually 3 to 4 years), based on the Group’s estimate of options that will eventually vest. For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognized at the current fair value determined at each balance sheet date with any changes in fair value recognized in profit or loss for the period. In addition, for plans based on non-market performance conditions, the probability of achieving the performance is assessed each year and the expense is adjusted accordingly.

The fair value of instruments, and especially of options granted, is determined based on the Black-Scholes valuation model that takes into account an annual reassessment of the expected number of exercisable options. The recognized expense is adjusted accordingly.

2.32    Provisions

Provisions are recorded at the balance sheet date when the Group has an obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

2008 FORM 20-F – THOMSON GROUP / 202

Back to Contents

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

The recorded provision represents the best estimate of the expenditure required to settle the obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the consolidated financial statements.

Where the discounting effect is material, the recorded amount is the present value of the expenditures expected to be required to settle the related obligation. The present value is determined using pre-tax discount rates that reflect the assessment of the time value of money. Unwinding of discounts is recognized in the line item “Net finance costs” in the statement of operations.

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

2.33    Revenues

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

(d)  Long-term contracts

Some parts of the Thomson Grass Valley operations, notably in the Broadcast & Networks businesses, consist of the design, planning, integration and development of broadcast systems. Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods. Consequently, income and expenses on these contracts are recognized in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognized as soon as they are identified.

2008 FORM 20-F – THOMSON GROUP / 203

Back to Contents

2.34    Earnings per share

Basic earnings per share are calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, excluding treasury shares.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company’s stock at the average market price of the period or the period the securities were outstanding.

Potentially dilutive securities comprise:

•

outstanding put options, if dilutive;

•

the securities issued under the Company’s management incentive plan, to the extent the average market price of the Company’s stock exceeded the adjusted exercise prices of such instruments;

•

and shares issuable in relation to outstanding convertible bonds, if dilutive.

2.35    Related parties

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

3.1    Going concern

In the current context where the Group is faced, at the date when its audited 2008 consolidated financial statements are available, on April 30, 2009, with a breach of the covenants contained in financial agreements under which Thomson has borrowed substantially all of its outstanding senior debt (such covenants, as well as other relevant contractual limitations, are further described in Note 26.5(g)), the Board of Directors has carefully assessed the Group’s ability to continue as a going concern for the next twelve months. Under IAS 1, the Board may approve the accounts on a going concern basis even if material uncertainties exist that may cast significant doubt upon Thomson’s ability to continue as a going concern, so long as the Board has determined that the risks to Thomson’s ability to do so are not such that the situation is definitively compromised. If the Board determines that Thomson’s ability to continue as a going concern is definitively compromised and there is no realistic alternative but to cease trading, then the Board must approve the accounts on a liquidation basis.

2008 FORM 20-F – THOMSON GROUP / 204

Back to Contents

The material uncertainties which the Group is facing that create significant doubt upon its ability to continue as a going concern include the fact that breaches of certain covenants and limitations contained in the Group’s syndicated credit facility and the private placement notes could trigger acceleration of substantially all of Thomson’s senior debt. Thomson does not have sufficient cash to repay all of such debt and believes it would not, in the current economic environment, be in a position to raise in the near term additional financing enabling it to repay all or substantially all of its senior debt.

Between February and April 2009, Thomson entered into discussions with its principal creditors and potential equity investors to present its strategic framework and to engage in a dialogue regarding its balance sheet structure and its level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of its indebtedness, Thomson notably negotiated waivers with its creditors, by which such creditors temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009.

These discussions were concluded by the signing of a waiver with all of the relevant creditors for a period ending on June 16, 2009, which Thomson estimates is appropriate time for it to conclude its negotiations on the restructuring of its indebtedness and its balance sheet.  If these discussions are not successful during the waiver period and if its creditors are not willing to extend the waivers, the Board of Directors may, in order to avoid the risk of an accelerated reimbursement of all of its financial debt, request the opening of a sauvegarde proceeding under the provisions of articles L. 620-1 et seq. of the Code de commerce (French Commercial Code). Such proceeding will have the effect of providing the Company with the protections offered by law (suspension of legal actions against the Company and a prohibition against paying debts which exist as of the date of opening the proceeding) and with a stable legal framework for the Company to pursue the negotiations with respect to the restructuring of its debt.

The Board of Directors has also considered the Group’s cash flow projections and believes that, if the Group is successful in preventing the risk of the anticipated acceleration of its debt during this period (due to a waiver granted by its creditors or through a sauvegarde proceeding which could be requested, which would finally result in an agreement with the creditors or a plan with respect to the restructuring of the debt), the Group’s current cash will be sufficient to meet expected cash requirements of the Group until at least December 31, 2009.

Having considered the above, the Board of Directors determined that it was appropriate for these consolidated financial statements to be prepared on a going concern basis.

3.2    Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Other intangible assets” and tangible assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to determine (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of PPE and intangible assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2008, the Group recognized depreciation expense amounting to €173 million related to PPE and amortization expense of €155 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations). As of December 31, 2008, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €541 million and €436 million, respectively.

In order to ensure that its assets are carried at no more than their recoverable amount, Thomson evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above. The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flows of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

2008 FORM 20-F – THOMSON GROUP / 205

Back to Contents

As of December 31, 2008, the Group reviewed its triggering indicators and determined that some amortizable assets and cash generating units may have lost value. Consequently, it performed impairment tests for these assets or group of assets (see Notes 13 and 14). The impairment booked on amortizable assets in 2008 amount to €343 million, split between PPE (€136 million), patents, R&D and other intangible assets (€55 million) and customer relationships (€152 million). These amounts exclude impairment loss of assets in the frame of a restructuring plan that amount to €39 million in 2008.

3.3        Impairment tests of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests.

Thomson’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of cash-generating units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit and (2) estimating the value of the operating cash flows including their terminal value, the growth rate of the revenues generated by the assets tested for impairment, the operating margin rates of underlying assets for related future periods and the royalty rates for the trademarks. These assumptions used by the Group for the determination of the recoverable amount are described in Note 14.

Additional to the annual review for impairment, Thomson evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an additional impairment test in accordance with the accounting policy stated in Note 2 above.

As of December 31, 2008, the net book value of goodwill and trademarks amounted to €926 million and €237 million, respectively after depreciation and impairment.

Thomson performed an impairment test in 2008 based on the organization effective in 2008 which result in:

•

a total impairment of goodwill of €739 million consisting of €349 million for the Technicolor Division, €378 million for the Thomson Grass Valley Division and €12 million for the Technology Division;

•

an impairment of the Technicolor trademark for €6 million and of the RCA trademark for €6 million.

Management believes the updated assumptions used concerning sales growth, terminal values and royalty rates are reasonable and in line with updated market data available for each GRU.

3.4    Deferred tax

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

As of December 31, 2008, the Group has recorded deferred tax liabilities of €284 million and €515 million of deferred tax assets reflecting management’s estimates.

3.5    Post employment benefits

The Group’s determination of its pension and post-retirement benefits obligations and expense for defined benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefits obligations are based on actual historical experience and external data.

2008 FORM 20-F – THOMSON GROUP / 206

Back to Contents

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the provision for pension and post-retirement obligation. While Thomson’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits net obligations under such plans and related future expense.

As of December 31, 2008, the post-employment benefits provision amounted to €403 million. The present value of the obligation amounted to €551 million, the fair value of plan assets amounted to €148 million and unrecognized prior service cost was zero. For the year ended December 31, 2008, net pension expense was €37 million.

3.6    Provisions and litigations

Thomson’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 37 for a description of the significant legal proceedings and contingencies.

3.7    Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Thomson issued subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, could be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process uses an option instrument measurement model adapted from the binomial tree model. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2007, the change in fair value required Thomson to recognize a net non cash financial gain amounting to €37 million (comprising a gain of €34 million and a foreign exchange gain of €3 million). In 2006, the change in fair value had required Thomson to recognize a net non cash financial gain amounting to €6 million (comprising a gain of €4 million and a foreign exchange gain of €2 million).

The bonds had an investor call from September 16, 2008 which was exercised and the bonds were reimbursed in their entirety on September 22, 2008.

3.8    Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology will be defined in a formal licensing contract. In some cases, and particularly in the early years of an emerging technology when the ownership of intellectual property rights may not yet be ascertained, management judgement is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and/or with the particular technology owner. The royalties payable are presented within the captions “Other current liabilities” and “Other non-current liabilities” in our balance sheet and detailed in Note 31.

2008 FORM 20-F – THOMSON GROUP / 207

Back to Contents

Note 4

Bridge with financial statements released as of December 31, 2007

According to IFRS 5, the IFRS statement of operations for the comparative periods has to be restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2008. The column “IFRS 5” below reflects the statement of operations of the following additional discontinued operations compared to December 31, 2007:

•

pursuant to the end of the Audio-Video and Accessories business in Europe, the AfterSales Europe business was sold on April 1, 2008;

•

in the first half of 2008, the Board decided to discontinue the Silicon Solutions business (named Thomson Silicon Solutions “TSS”). This business included the Group’s Remote control activity which was stopped in the course of the first half of 2008, the Tuner activity which was sold on September 1, 2008 to a joint venture over which Thomson holds a participation of 45% without control and the integrated circuits design and sales activity, which has ceased activity as of June 30, 2008.

4.1    Bridge for December 31, 2007 statement of operations

(in € millions)	December 31, 2007 (released in 2007)	IFRS 5	December 31, 2007 (released in 2008)
Continuing operations
Revenues	5,630	(90)	5,540
Cost of sales	(4,325)	74	(4,251)
Gross margin	1,305	(16)	1,289
Selling and administrative expenses	(698)	13	(685)
Other income (expense)	30	(1)	29
Research and development expenses	(288)	35	(253)
Profit from continuing operations before tax and net finance costs	349	31	380
Finance costs – net	(105)	2	(103)
Share of income (loss) from associates	1	-	1
Income tax	(27)	-	(27)
Profit (loss) from continuing operations	218	33	251
Discontinued operations
Profit (loss) from discontinued operations – net	(241)	(33)	(274)
NET INCOME (LOSS)	(23)	-	(23)

2008 FORM 20-F – THOMSON GROUP / 208

Back to Contents

4.2    Bridge for December 31, 2006 statement of operations

(in € millions)	December 31, 2006 (released in 2007)	IFRS 5	December 31, 2006 (released in 2008)
Continuing operations
Revenues	5,781	(90)	5,691
Cost of sales	(4,411)	69	(4,342)
Gross margin	1,370	(21)	1,349
Selling and administrative expenses	(664)	11	(653)
Other income (expense)	100	(1)	99
Research and development expenses	(279)	36	(243)
Profit from continuing operations before tax and net finance costs	527	25	552
Finance costs – net	(202)	-	(202)
Income Tax	-	-	-
Share of income (loss) from associates	(86)	-	(86)
Profit (loss) from continuing operations	239	25	264
Discontinued operations
Profit (loss) from discontinued operations – net	(184)	(25)	(209)
NET INCOME (LOSS)	55	-	55

4.3    Bridge for December 31, 2007 and 2006 statements of cash flows

The main variations in the statement of cash flows due to the changes in the scope of discontinued operations compared to December 31, 2007 are the following:

	Year ended December 31,
(in € millions)	2007	2006
Loss from discontinued operations	(33)	(25)
Profit from continuing operations	33	25
Net operating cash generated from continuing activities	24	12
Net operating cash used in discontinued operations	(24)	(12)
NET CASH FROM OPERATING ACTIVITIES (I)	-
Net investing cash generated from continuing activities	11	18
Net investing cash generated used in discontinued operations	(11)	(18)
NET CASH USED IN INVESTING ACTIVITIES (II)	-	-
Net financing cash generated from continuing activities	-	-
Net financing cash (used in) / generated from discontinued operations	-	-
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES (III)	-	-

2008 FORM 20-F – THOMSON GROUP / 209

Back to Contents

Note 5

Significant changes in the scope of consolidation

For the years ended December 31, 2008, 2007 and 2006, Thomson’s consolidated balance sheets and statements of operations include the accounts of all investments in subsidiaries, jointly controlled entities and associates (the main ones being listed in Note 40). The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.

	As of December 31,
	2008				2007				2006
	Europe (*)	France	US	Others	Europe (*)	France	US	Others	Europe (*)	France	US	Others
Number of companies:
Parent company and consolidated subsidiaries	65	25	29	53	70	32	49	40	82	33	27	66
Companies consolidated under the proportionate method	11	3	2	4	11	5	3	3	13	5	11	1
Companies accounted for under the equity method	-	4	2	1	-	3	2	1	-	3	2	1
Sub-total by region	76	32	33	58	81	40	54	44	95	41	40	68
TOTAL	199				219				244
(*) Except France.

5.1    Changes in 2008

(a)  Main acquisitions and Business Combinations

•

On July 1, 2008, Thomson signed a long-term contract with NBC Universal, a major commercial broadcaster in the US to transmit the broadcast distribution service of its thirty-one existing channels in America, in Europe and in Asia. The operations were transferred with effect from July 1, 2008 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of US$1.0 million (equivalent to €0.7 million at the date of transaction). The NBC Universal operations have been consolidated from the acquisition date and are included in the Technicolor Division. The main impact of the provisional fair value adjustments relates to provisions amounting to €29 million.

•

On July 31, 2008, Thomson acquired from Televisa its Out Of Home (OOH) business, which includes the TV network installed in WalMart stores in Mexico and a long-term contract with WalMart. The acquisition price amounts to US$ 8 million (equivalent to €6 million at the date of transaction) to be paid over the term of the contract with WalMart. The Televisa Out Of Home business has been consolidated from the acquisition date and is included in the Technicolor Division. No significant fair value adjustment has been booked regarding this Business Combination.

The acquired businesses did not contribute significantly to the Group’s revenues and profit from continuing operations before tax and net finance.

(b)  Main disposals

•

On September 30, 2008, Thomson sold its Genlis Decoder plant in Burgundy (France) to Novatech Industries. As part of the agreement, Thomson is committed to fund this entity up to a maximum of €15 million if certain conditions are met (i.e if a level of employment is maintained). This obligation has been recorded in Thomson 2008 consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 210

Back to Contents

•

Thomson sold on November 28, 2008 its digital film equipment product line, formerly part of its Grass Valley Business division, to private investors led by PARTER Capital Group. The total loss related to this disposal amounts to €23 million.

(c)  Other operations

•

On September 1, 2008, Thomson and NXP combined their respective Tuners activities in a new company, NuTune, of which Thomson holds 45% and NXP 55%. The Tuner activity of Thomson was previously reported within the Technology Division. Thomson has neither control nor joint control of NuTune and consolidates NuTune under the equity method from September 1, 2008. The Tuners activity before September 1, 2008 is presented under full consolidation method. Thomson accounted for the contribution of its Tuner business as a disposal and booked the 45% interest in NuTune as an acquisition.

5.2    Changes in 2007

(a)  Main acquisitions and Business Combinations

•

On December 18, 2006, Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the UK to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, employees and corresponding risks and rewards being assumed by Thomson from that date for a price of £ 4 million (equivalent to €7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in the Technicolor Division.

•

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interests in Technicolor Universal Media Services LLC of America for US$16 million (equivalent to €12 million at the date of transaction). This acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company has been fully consolidated since June 25, 2002.

•

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of €3 million. This acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company has been fully consolidated since October 27, 2004.

•

On February 13, 2007, Thomson acquired 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (“Paprikaas”), a leading Indian animation and gaming cinematics firm for US$5 million paid in cash (equivalent to €4 million at the date of transaction). Since then the company has been consolidated and included in the Technicolor Division.

•

On July 30, 2007 Thomson acquired SyncCast, a leading outsourced application delivery network and digital media services provider mainly over IP networks, for a consideration of US$13 million (equivalent to €10 million at the date of transaction). The price could reach US$20 million depending on some earn-out conditions to occur until 2010. The company has been consolidated from July 30, 2007 and is included in the Technicolor Division.

2008 FORM 20-F – THOMSON GROUP / 211

Back to Contents

The definitive fair values and the definitive Goodwill arising from the main transactions mentioned above are as follows:

(in € millions)	Acquirees’ carrying amount before combination	Provisional fair value adjustments as of December 31, 2007	Fair value adjustments of the current period	Fair value at acquisition
Net assets acquired
Property, plant and equipment	7	(6)	-	1
Trade receivables	1	-	-	1
Deferred tax assets	-	10	-	10
Provisions	-	(30)	-	(30)
TOTAL NET ASSETS ACQUIRED (*)	8	(26)	-	(18)
Purchase consideration (*)
Cost of acquisition				24
Direct costs relating to the acquisitions				1
TOTAL PURCHASE CONSIDERATION PAID				25
Goodwill (*)				43
(*) Technicolor Network Services UK Limited and Technicolor Universal Media Services LLC of America acquisitions of minority interests not included.

The Goodwill is mainly attributable to the anticipated future synergies within the Group.

The acquired businesses contributed to the Group for the period from their related acquisition dates to December 31, 2007 as follow:

(in € millions)	2007
Contribution in revenues (*)	10
Contribution in profit from continuing operations before tax and net finance costs (*)	(1)
(*) Technicolor Network Services UK Limited and Technicolor Universal Media Services LLC of America acquisitions of minority interests not included.

From January 1, 2007 until their related acquisition dates, these businesses had revenues of €3 million and a loss before tax and net finance costs of €1 million.

(b)  Main disposals

•

On December 21, 2006, Thomson signed an agreement for the disposal of its Accessories business in the US with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007 for a price of US$59 million paid in cash (equivalent to €42 million at 2007 average exchange rate and €44 million at the date of transaction), based on the level of working capital at that date.

•

On October 16, 2007, Thomson signed an agreement for the disposal of its Audio-Video business in the US and in the rest of the world (excluding Europe) with Audiovox Corporation. The closing of the transaction was finalized on December 31, 2007 for a price of US$19 million paid in cash (equivalent to €13 million at the date of transaction), based on the level of the net assets at that date.

•

On December 21, 2007, Thomson sold all the assets of Gyration Inc. to Movea SA, a company specialized in motion sensing technologies. As part of the transaction Thomson acquired a minority stake of 10.5% in Movea.

•

On December 31, 2007, Thomson sold the Audio-Video and Accessories Skymaster activities in Germany to Arques Industries for €1. As part of the agreement, Thomson waived a debt towards the sold entity for €33 million and recapitalized this entity with €11 million in 2008. This obligation was recorded in Thomson 2007 consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 212

Back to Contents

Regarding the disposals of the Audio-Video and Accessories business mentioned above, the carrying amounts of the net assets sold were as follows as of the dates of disposal:

(in € millions)	Carrying amount as of the date of disposal (Audio-Video and Accessories)
Net assets disposed of
Tangible and intangible assets	34
Inventories	52
Trade receivables	16
Other assets	15
Provisions	(9)
Trade payables	(11)
Other liabilities	(27)
TOTAL NET ASSETS DISPOSED OF	70
Disposal consideration
Cash consideration received	57
TOTAL DISPOSAL PRICE	57
Gain (loss) on disposal	(13)

Note 6

Information by business segments and by geographic areas

Business segments

Thomson has three Divisions based on its Media & Entertainment (M&E) activities that represent its segments:

•

Technology: this Division develops and monetizes technology in the following areas:

–

Licensing of patents and trademarks,

–

Corporate Research,

–

Software & Technology Solutions: Security, Imaging and Networking Software Services.

•

Thomson Grass Valley (formerly Systems): this Division provides hardware and software technology in the following areas:

–

Broadcast & Networks Systems (production, delivery, management and transmission),

–

Access Products.

•

Technicolor (formerly Services): this Division offers end-to-end management of services for our customers in the M&E industries in the following areas:

–

DVD Services: DVD and DVD-ROM replication and distribution and VoD,

–

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

2008 FORM 20-F – THOMSON GROUP / 213

Back to Contents

These segments are the basis on which the Group reports its primary segment information until December 31, 2008.

Effective January 1, 2009, our activities have been reorganized into three operational divisions: Technicolor (formerly Services), Thomson Connect (formerly Thomson Grass Valley) and Technology.

Given these recent changes and the disposal strategy of certain businesses announced in January 2009, internal reporting made to the Chief Operating Decision Maker may be subject to changes in the next coming months. Consequently, the Group is currently assessing the impact of such changes on its segment reporting according to the new reporting standard IFRS 8 effective as of January 1, 2009.

Geographical segments

The Group has five geographic segments, including France, rest of Europe, US, rest of Americas and Asia/Pacific.

The following comments are applicable to the three tables below:

•

the Technology, Thomson Grass Valley and Technicolor Divisions generate substantially all of their revenues respectively from royalties, sale of goods and sale of services;

•

the caption “Profit (loss) from continuing operations before tax and net finance costs” does not include intercompany items;

•

the captions “Amortization of customer relationships” and “Other depreciation and amortization” only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”);

•

the caption “Other non-cash income (expenses)” includes mainly net variation of provisions without cash impact;

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

•

the caption “Capital expenditures” is before the net change in debt related to capital expenditure payables (in 2008, 2007 and 2006, amounting to €29 million, €1 million, €2 million, respectively);

•

the caption “Capital employed” is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of PPE and intangible assets).

2008 FORM 20-F – THOMSON GROUP / 214

Back to Contents

6.1    Information by business segment

	Technology	Thomson Grass Valley	Technicolor	Corporate	Other	Consolidation Adjustments	Total
(in € millions)	Year ended December 31, 2008
Statement of operations items
Revenues with external customers	392	2,381	2,055	4	8	-	4,840
Intersegment sales	9	26	-	119	70	(224)	-
Profit (loss) from continuing operations before tax and net finance costs	245	(617)	(731)	(102)	(98)	-	(1,303)
Out of which the main non-cash items below:
Amortization of customer relationships	-	(24)	(26)	-	-	-	(50)
Impairment of goodwill	(12)	(378)	(349)	-	-	-	(739)
Other depreciation and amortization	(13)	(99)	(212)	(3)	(1)	-	(328)
Other non-cash (expenses)	(8)	(182)	(55)	(18)	(65)	-	(328)
Share of result from associates	-	(2)	-	1	(3)	-	(4)
Loss from discontinued operations	(79)	-	-	-	(45)	-	(124)
Balance sheet items
Assets
Operating segment assets	144	1,113	1,185	11	(2)	-	2,451
Goodwill	12	259	655	-	-	-	926
Other segment assets	131	255	312	642	37	-	1,377
TOTAL SEGMENT ASSETS	287	1,627	2,152	653	35	-	4,754
Investments in associates	3	-	-	-	4	-	7
Unallocated assets							830
TOTAL CONSOLIDATED ASSETS							5,591
Liabilities
Segment liabilities	177	1,079	618	163	435	-	2,472
Unallocated liabilities							3,253
TOTAL CONSOLIDATED LIABILITIES							5,725
Other information
Capital expenditures	(23)	(98)	(182)	(3)	(3)	-	(309)
Capital employed	143	447	955	(92)	(28)	-	1,425

2008 FORM 20-F – THOMSON GROUP / 215

Back to Contents

	Technology	Thomson Grass Valley	Technicolor	Corporate	Other	Consolidation Adjustments	Total
(in € millions)	Year ended December 31, 2007
Statement of operations items
Revenues with external customers	445	2,679	2,400	6	10	-	5,540
Intersegment sales	12	30	-	103	63	(208)	-
Profit (loss) from continuing operations before tax and net finance costs	316	28	115	(74)	(6)	-	379
Out of which the main non-cash items below:
Amortization of customer relationships	-	(22)	(27)	-	-	-	(49)
Other depreciation and amortization	(12)	(96)	(214)	(4)	(1)	-	(327)
Other non-cash income (expenses)	(2)	(60)	(69) (*)	(5)	11	-	(125)
Share of result from associates	-	-	-	1	-	-	1
Loss from discontinued operations	(33)	-	-	-	(241)	-	(274)
Balance sheet items
Assets
Operating segment assets	188	1,097	1,494	28	74	-	2,881
Goodwill	23	633	989	-	-	-	1,645
Other segment assets	157	265	363	282	88	-	1,155
TOTAL SEGMENT ASSETS	368	1,995	2,846	310	162	-	5,681
Investments in associates	3	-	-	-	7	-	10
Unallocated assets							1,079
TOTAL CONSOLIDATED ASSETS							6,770
Liabilities
Segment liabilities	221	964	692	401	380	-	2,658
Unallocated liabilities							2,057
TOTAL CONSOLIDATED LIABILITIES							4,715
Other information
Capital expenditures	(4)	(107)	(150)	(3)	(1)	-	(265)
Capital employed	142	412	1,174	(97)	(63)	-	1,568
(*) In 2007, the Services Division secured agreement for the recovery of certain expenses which led to the accrual of a receivable of €14 million and a corresponding reduction in cost of sales.

2008 FORM 20-F – THOMSON GROUP / 216

Back to Contents

(in € millions)	Technology	Thomson Grass Valley	Technicolor	Corporate	Other	Consolidation Adjustments	Total
	Year ended December 31, 2006
Statement of operations items
Revenues with external customers	456	2,684	2,489	27	35	-	5,691
Intersegment sales	9	21	1	110	25	(166)	-
Profit (loss) from continuing operations before tax and net finance costs	322	132	160	(77)	15	-	552
Out of which the main non-cash items below:
Amortization of customer relationships	-	(25)	(30)	-	-	-	(55)
Other depreciation and amortization	(10)	(87)	(257)	(6)	(1)	-	(361)
Other non-cash income (expenses)	5	(19)	(41)	(15)	(27)	-	(97)
Share of loss from associates	-	-	-	-	(86)	-	(86)
Loss from discontinued operations	(32)	(114)	-	-	(63)	-	(209)
Balance sheet items
Assets
Operating segment assets	195	1,188	1,783	45	57	-	3,268
Goodwill	25	644	1,045	-	-	-	1,714
Other segment assets	170	280	474	1,009	118	-	2,051
TOTAL SEGMENT ASSETS	390	2,112	3,302	1,054	175	-	7,033
Investments in associates	4	-	-	1	7	-	12
Unallocated assets							1,073
TOTAL CONSOLIDATED ASSETS							8,118
Liabilities
Segment liabilities	319	951	749	482	437	-	2,938
Unallocated liabilities							3,061
TOTAL CONSOLIDATED LIABILITIES							5,999
Other information
Capital expenditures	(18)	(110)	(135)	(6)	(1)	-	(270)
Capital employed	80	560	1,426	(67)	9	-	2,008

2008 FORM 20-F – THOMSON GROUP / 217

Back to Contents

6.2    Information by geographical area

(in € millions)	France	Rest of Europe	US	Rest of Americas	Asia/Pacific	Total
December 31, 2008
Revenues with external customers (1)	1,256	872	2,022	386	304	4,840
Profit(loss) from continuing operations before tax and net finance costs (2)	(84)	(331)	(799)	(4)	(85)	(1,303)
Segment assets	1,689	342	2,065	336	322	4,754
Capital expenditures	(52)	(85)	(126)	(31)	(15)	(309)
December 31, 2007
Revenues with external customers (1)	1,384	1,164	2,192	446	354	5,540
Profit from continuing operations before tax and net finance costs (2)	253	47	12	34	33	379
Segment assets	1,591	785	2,415	395	495	5,681
Capital expenditures	(55)	(78)	(105)	(10)	(17)	(265)
December 31, 2006
Revenues with external customers (1)	1,417	1,239	2,307	439	289	5,691
Profit from continuing operations before tax and net finance costs (2)	204	71	191	36	50	552
Segment assets	2,362	967	2,799	392	513	7,033
Capital expenditures	(83)	(64)	(102)	(11)	(10)	(270)

(1)

Net sales and profit from continuing operations are classified by the location of the business that invoices the customer.

(2)

The inter-company profits/losses included in the inventories of the buying geographic area are deducted from or added to the profit of the selling area.

Note 7

Selling and administrative expenses and other income (expense)

(in € millions)	2008	2007	2006
Selling and marketing expenses	(306)	(292)	(273)
General and administrative expenses	(359)	(393)	(380)
SELLING AND ADMINISTRATIVE EXPENSES	(665)	(685)	(653)
OTHER INCOME (EXPENSE) (1)	(29)	117	167

(1)

The line “Other income (expense)” includes the main following elements:

(a)

for 2008:

–  costs related to customs and VAT litigation in Europe amounting to €7 million;

–  settlement of the Italian tax litigation for €3 million;

–  Costs related to a litigation in Taiwan.

(b)

for 2007:

–  US medical benefit curtailment gain amounting to €63 million, mostly related to retirees of the Displays & CE Partnerships activities (see Note 28);

–  gain on disposal of land and buildings amounting to €47 million (in the Technicolor Division).

(c)

for 2006:

–  €25 million of costs related to the French TV manufacturing activity for TCL Multimedia, including a loss in respect of the renegotiation of the subcontract manufacturing agreement;

–  US medical benefit curtailment gain for €167 million mostly credited to the Displays & CE Partnerships activities (see Note 28.2);

–  gain on disposal of land and buildings of €23 million, notably relating to Thomson Grass Valley and Technicolor Divisions.

2008 FORM 20-F – THOMSON GROUP / 218

Back to Contents

Note 8

Research and development expenses

(in € millions)	2008	2007	2006
Research and development expenses, gross	(275)	(297)	(303)
Capitalized development projects	58	69	80
Amortization of research and development intangible assets	(36)	(40)	(33)
Subsidies (1)	18	15	13
RESEARCH AND DEVELOPMENT EXPENSES, NET	(235)	(253)	(243)

(1)

Include mainly research tax credit granted by the French State.

Note 9

Impairment losses on non-current operating assets

(in € millions)	2008
	Technology	Thomson Grass Valley	Technicolor	Corporate	Other	Total
Impairment losses on goodwill (1)	(12)	(378)	(349)	-	-	(739)
Impairment losses on customer relationships (1)	-	(13)	(139)	-	-	(152)
Impairment losses on patents and trademarks (1)	(8)	-	(6)	-	-	(14)
Impairment losses on other intangible assets (1)	(4)	(39)	(9)	-	(1)	(53)
Impairment losses on tangible assets (2)	-	(10)	(126)	-	-	(136)
Impairment losses on contracts	-	-	(12)	-	-	(12)
IMPAIRMENT LOSSES ON NON-CURRENT OPERATING ASSETS	(24)	(440)	(641)	-	(1)	(1,106)
(1) For details, see Note 14 on Goodwill and intangible assets. (2) For details, see Note 13 on Property, Plant and Equipment.

In 2007 and 2006, the impairment loss amounted to €6 million and €3 million, respectively. In 2007, the loss related mainly to the impairment of the customer relationship of Screenvision Europe for €5 million in the Technicolor Division.

2008 FORM 20-F – THOMSON GROUP / 219

Back to Contents

Note 10

Net finance costs

(in € millions)	2008	2007	2006
Interest income	18	19	18
Interest expense (1)	(108)	(120)	(108)
Interest expense, net (2)	(90)	(101)	(90)
Financial component of pension plan expense	(20)	(22)	(33)
Other financial charges	(6)	(5)	(5)
Exchange profit (loss) (3)	(62)	9	7
Change in fair value on financial instrument (loss)	(26)	(16)	(11)
Change in fair value of the SLP convertible debt (4)	-	34	4
Other (5)	(192)	(2)	(74)
Other financial (expense) income, net	(306)	(2)	(112)
TOTAL NET FINANCE COSTS	(396)	(103)	(202)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense. The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of €6 million, €8 million and €9 million for 2008, 2007 and 2006 respectively.

(2)

Prepaid bank fees on debt issuances are included in the effective interest rate on debt and classified in “Interest expense”. Following the reclassification of most of our debt as current, the prepaid bank fees included in the effective interest rate have been expensed for €3 million in 2008. There is no significant fee income and expense other than the amount included in determining the effective interest rate.

(3)

In 2008, the exchange result has been impacted for €(36) million by the ineffectiveness of a US dollar borrowing that was originally put in place to hedge a net investment in a US subsidiary. Given the decrease of the net investment the hedge is no longer effective and therefore, the revaluation of the borrowing has been booked in financial result. In 2007 and in 2006, it includes a €3 million and €2 million exchange gain related to the embedded derivative of the SLP US$ convertible debt.

(4)

The SLP convertible bond contained an embedded derivative which was accounted for separately from the debt component of the bond. The change in fair value of the option is reflected in “Net finance costs” for the amount mentioned under this caption. The option value was zero at December 31, 2007. The SLP bond was totally reimbursed in September 2008.

(5)

In 2008, it includes €151 million of impairment related to the investments in Videocon Industries (see Note 17) and the impact of the difference between the accounting value of the SLP bonds (US$476 million) and the actual repayment made in September 2008 (US$500 million), which represents a loss of €17 million (see Note 26.2).

In 2006, it includes €(70) million comprising of the loss on disposal of a portion of the Group’s shares in TCL Multimedia, the resulting mark-to-market impact of the remaining shares which are classified as available-for-sale financial asset (see Note 17) and the charge accounted by the Group in counterpart of the release of the TCL Multimedia lock-up clause (see Note 17).

2008 FORM 20-F – THOMSON GROUP / 220

Back to Contents

Note 11

Income tax

Income tax expense is summarized below:

(in € millions)	2008	2007	2006
Current income tax
France	(16)	(26)	(19)
Foreign	(24)	(27)	(40)
TOTAL CURRENT INCOME TAX	(40)	(53)	(59)
Deferred income tax
France	(40)	139	54
Foreign	(26)	(113)	5
TOTAL DEFERRED INCOME TAX	(66)	26	59
TOTAL INCOME TAX EXPENSE ON CONTINUING OPERATIONS	(106)	(27)	-

In 2008, the Group total income tax expense on continuing operations, including both current and deferred taxes, amounted to €106 million compared to €27 million in 2007.

The current tax charge in 2008 is notably the result of current taxes due in Australia, Mexico, the United States and Italy as well as withholding taxes on income earned by our licensing activities, which were only partially credited against taxes payables in France, and therefore were mainly booked as an income tax charge. Thanks to the implementation of the new tax treaty between France and Japan, the withholding tax charge decreased compared to 2007. The current income tax charge amounts to €16 million in France (reflecting mainly withholding taxes and licensing revenue at reduced rate) and €24 million outside France.

In 2008, Thomson recorded a net deferred tax expense of €66 million due mainly to additional valuation allowance on deferred tax assets in some countries as a consequence of updated forecasts.

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

2008 FORM 20-F – THOMSON GROUP / 221

Back to Contents

11.1    Analysis of the difference between the theoretical and effective income tax expense

The following table shows reconciliation from the theoretical income tax expense – using the French corporate tax rate of 34.43% as at December 31, 2008, of 34.43% as at December 31, 2007 and 33.33% as at December 31, 2006 – to the reported tax expense. The reconciling items are described below:

(in € millions)	2008	2007	2006
Consolidated net income / (loss)	(1,933)	(23)	55
Discontinued operations	(124)	(274)	(209)
Income tax	(106)	(27)	-
Share of profit (loss) from associates	(4)	1	(86)
PRE-TAX ACCOUNTING INCOME ON CONTINUING OPERATIONS	(1,699)	277	350
Theoretical income tax using the statutory rate	585	(95)	(117)
Change in unrecognized deferred tax assets (1)	(398)	34	102
Tax credits	0	1	-
Effect of difference in tax rates (2)	7	18	23
Permanent differences (3)	(269)	27	(2)
Withholding taxes not recovered (4)	(9)	(15)	(15)
Other, net	(22)	3	9
Effective income tax on continuing operations	(106)	(27)	-
Pre-tax accounting income on continuing operations	(1,699)	277	350
Effective tax rate	N/A	10%	-

(1)

In 2008, net change in unrecognized deferred tax assets relates mainly to unrecognized deferred tax assets on 2008 losses and impairment charge in France(€129 million), in the United Kingdom (€34 millions euros) and in the US (€195 millions). In 2007, net change in unrecognized tax assets relates mainly to the recognition of the net deferred tax income of €139 million in France offset by an impairment charge of €(100) million in the US. In 2006, net change in unrecognized deferred tax assets relates primarily to the recognition of net deferred tax income of €54 million in France notably due to the end of the Japanese withholding tax in future years.

(2)

In 2008, this amount comprises €6 million related to the licensing revenue taxed at reduced rate. In 2007, this amount comprises €14 million related to the licensing revenue taxed at reduced rate. In 2006, this amount comprises €11 million related to licensing revenue taxed at a reduced rate in France (15% instead of 33.33%).

(3)

In 2008, includes €(244) million related to impairment of Goodwill.

(4)

Withholding tax not recovered related to withholding tax paid on licensing revenues but not refunded through current income tax in France and in the US.

11.2    Analysis of variations of deferred tax assets and liabilities

(in € millions)	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets
At January 1, 2006	379	(162)	217
Changes impacting 2006 result	30	29	59
Other movement (*)	(12)	(10)	(22)
Year ended December 31, 2006	397	(143)	254
Changes impacting 2007 result	79	(53)	26
Other movement (*)	27	(8)	19
Year ended December 31, 2007	503	(204)	299
Changes impacting 2008 result	17	(83)	(66)
Other movement (*)	(5)	3	(2)
Year ended December 31, 2008	515	(284)	231

(*)

In 2008, this caption corresponds mainly to currency translation adjustments (€(3) million).
In 2007, this caption corresponds mainly to change in scope (€10 million) and currency translation adjustments (€(6) million).

In 2006, this caption corresponds mainly to change in scope (€(1) million) and currency translation adjustments (€(13) million).

2008 FORM 20-F – THOMSON GROUP / 222

Back to Contents

11.3    Analysis of tax position by major temporary differences and unused tax losses and credits

(in € millions)	2008	2007	2006
Tax effect of tax loss carryforwards	1,782	1,616	1,316
Tax effect of temporary differences related to:
Property, plant and equipment	42	9	(1)
Goodwill	1	-	-
Intangible assets	(148)	(199)	(103)
Investments and other non current assets	(30)	(12)	4
Inventories	21	13	9
Receivables and other current assets	7	-	(21)
Borrowings	21	19	20
Retirement benefit obligations	57	53	94
Restructuring provisions	29	16	14
Other provisions	42	26	57
Other liabilities	91	51	90
TOTAL DEFERRED TAX ON TEMPORARY DIFFERENCES	133	(24)	163
Deferred tax assets / (liabilities) before netting	1,915	1,592	1,479
Valuation allowances on deferred tax assets	(1,684)	(1,293)	(1,225)
Net deferred tax assets / (liabilities)	231	299	254

11.4    Expiration of the tax loss carryforward

(in € millions)
2009	87
2010	85
2011	13
2012	14
2013	15
2014 and thereafter	4,867
TOTAL	5,081

2008 FORM 20-F – THOMSON GROUP / 223

Back to Contents

Note 12

Discontinued operations

For changes in the scope of discontinued operations between 2007 and 2008, see Note 4.

12.1    Discontinued operations linked to the exit of the Audio-Video and Accessories businesses

On December 12, 2005 Thomson announced its decision to sell its Audio-Video, Accessories and consumer marketing and sales activities (referred to as “AVA business” hereafter). Pursuant to the disposals occurred in 2007 and 2008, the Group has completely exited the AVA business as of December 31, 2008 (see Note 5 for details on the impact of the disposals).

12.2    Discontinued operations linked to the exit of Tubes and Displays businesses

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

In the second half of 2007, the remaining Tubes and Display activities of two plants in France and Mexico, have ceased.

12.3    Discontinued operations linked to the exit of Silicon Solutions business

In the first half of 2008, the Board decided to discontinue the Silicon Solutions business (named Thomson Silicon Solutions “TSS”). This business included the Group’s Remote control activity which was stopped in the course of the first half of 2008, the Tuner activity which was sold on September 1, 2008 to a joint venture over which Thomson has no control and holds a participation of 45%; the integrated circuits design and sales activity, which has ceased activity as of June 30, 2008.

2008 FORM 20-F – THOMSON GROUP / 224

Back to Contents

The results of these discontinued operations are as follows:

(in € millions)	Year ended December 31, 2008			Year ended December 31, 2007			Year ended December 31, 2006
	Results related to activities discontinued in 2007 (*)	Results related to the TSS business	Total	Results related to activities discontinued in 2007 (*)	Results related to the TSS business	Total	Results related to activities discontinued in 2007 (*)	Results related to the TSS business	Total
Revenues	12	51	63	478	90	568	927	90	1,017
Cost of sales	(3)	(43)	(46)	(451)	(74)	(525)	(815)	(69)	(884)
Gross Margin	9	8	17	27	16	43	112	21	133
Expenses other than impairment of assets (2)	(49)	(69)	(118)	(251)	(47)	(298)	(285)	(46)	(331)
Loss on impairment of assets (3)	-	(19)	(19)	(15)	-	(15)	(4)	-	(4)
Loss from operations before tax and finance cost (1)	(40)	(80)	(120)	(239)	(31)	(270)	(177)	(25)	(202)
Net interest expense (4)	(3)	1	(2)	2	-	2	-	-	-
Other financial expense	2	(4)	(2)	(2)	(2)	(4)	(5)	-	(5)
Income tax	(4)	4	-	(2)	-	(2)	(2)	-	(2)
Minority interests	-	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS	(45)	(79)	(124)	(241)	(33)	(274)	(184)	(25)	(209)

(*)

Corresponds mainly to AVA business.

(1)

Includes amortization and depreciation on tangible and intangible assets respectively for €8 million in 2008, €20 million in 2007 and €11 million in 2006.

(2)

Includes capital gains and losses on disposal of assets respectively for €(19) million in 2008, €(13) million in 2007 and € 7 million in 2006.

(3)

Corresponds to an impairment to record tangible and intangible assets at their fair value less costs to sell.

(4)

Consisting of interest expense of €4 million less interest income of €2 million for the period ending December 31, 2008 and interest income of €2 million for the period ending December 31, 2007.

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2007, December 31, 2006 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

As of December 31, 2008, two businesses have been identified as held for sale: Screenvision Europe (cinema advertising) and Software & Technology Solutions (“STS”). These two businesses do not represent a separate major line of business or a geographical area and therefore, the criteria were not met for a classification under discontinued operations.

2008 FORM 20-F – THOMSON GROUP / 225

Back to Contents

The major classes of assets and liabilities comprising the activity classified as held for sale are as follows:

(in € millions)	Year ended December 31, 2008		Year ended December 31, 2007	Year ended December 31, 2006
	Screenvision Europe	STS activity and other		Assets and liabilities related to the AVA business
Goodwill and intangible assets	-	4	-	39
Property, plant and equipment	-	2	-	17
Other assets	10	3	-	5
Inventories	-	1	1	103
Accounts receivable and other receivables	9	4	-	100 (1)
TOTAL - ASSETS CLASSIFIED AS HELD FOR SALE	19	14	1	264
Provisions and restructuring	4	-	-	30
Borrowings	-	-	-	6
Accounts payable and other liabilities	12	6	1	196
TOTAL - LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	16	6	1	232
(1) In line with the exit strategy for the AVA business Thomson sold €35 million trade receivables without recourse in 2006 and €17 million in 2007.

12.4    Other information

On January 28, 2009, Thomson announced that some non-strategic operations will be disposed of in the frame of the new strategy of the Group. These assets, which include Grass Valley (Broadcast & Networks Systems) and PRN and Screenvision in the Technicolor Division, accounted for approximately €0.8 billion of sales in 2008. Thomson has initiated the divestment process of the Grass Valley and PRN activities, for which financial advisors have already been mandated. The divestment process for Screenvision will be launched shortly in agreement with ITV. The company expects to close these divestments before current year-end.

As the disposals have been announced in 2009, these businesses do not meet the criteria to be classified as discontinued as of December 31, 2008 and are therefore reported as continuing activities in the 2008 consolidated financial statements.

2008 FORM 20-F – THOMSON GROUP / 226

Back to Contents

Note 13

Property, plant and equipment

(in € millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
At January 1, 2006
Cost	53	223	1,149	288	1,713
Accumulated depreciation	(2)	(81)	(597)	(147)	(827)
NET AMOUNT	51	142	552	141	886
2006
Opening net amount	51	142	552	141	886
Exchange differences	(3)	(8)	(37)	(9)	(57)
Acquisition of subsidiaries (2)	8	23	30	-	61
Additions	-	2	92	81	175
Disposals	(18)	(24)	(3)	(6)	(51)
Disposal of subsidiaries	-	(1)	-	-	(1)
Depreciation charge	-	(11)	(152)	(20)	(183)
Impairment loss	-	-	(1)	-	(1)
Reclassification as held for sale	-	(2)	(3)	(1)	(6)
Other	-	9	49	(68)	(10)
Closing net amount	38	130	527	118	813
At December 31, 2006
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
NET AMOUNT	38	130	527	118	813
2007
Opening net amount	38	130	527	118	813
Exchange differences	(1)	(4)	(32)	(8)	(45)
Additions	-	3	128	58	189
Disposals (3)	(21)	(33)	(14)	(2)	(70)
Depreciation charge	-	(7)	(149)	(21)	(177)
Impairment loss (4)	-	(6)	(8)	(3)	(17)
Other	(1)	4	46	(49)	-
Closing net amount	15	87	498	93	693
At December 31, 2007
Cost	20	162	1,215	199	1,596
Accumulated depreciation	(5)	(75)	(717)	(106)	(903)
NET AMOUNT	15	87	498	93	693

2008 FORM 20-F – THOMSON GROUP / 227

Back to Contents

(in € millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
2008
Opening net amount	15	87	498	93	693
Exchange differences	2	2	(11)	-	(7)
Additions	-	1	97	110	208
Disposals	(1)	(1)	(2)	(1)	(5)
Disposal of subsidiaries	-	-	(13)	(1)	(14)
Depreciation charge	-	(5)	(150)	(18)	(173)
Impairment loss (4)	-	(8)	(109)	(30)	(147)
Reclassification as held for sale	-	(2)	-	-	(2)
Other	-	(4)	10	(18)	(12)
Closing net amount	16	70	320	135	541
At December 31, 2008
Cost	22	129	943	232	1,326
Accumulated depreciation	(6)	(59)	(623)	(97)	(785)
NET AMOUNT	16	70	320	135	541

(1)

Includes tangible assets in progress.

(2)

This line item includes the impact of the acquisitions of the year as disclosed in Note 5 and the impact of purchase price allocations of previous year acquisitions (impact of definitive allocation of the purchase price).

(3)

During 2007, transactions were entered into relating to different real estate within the Technicolor Division for a total net book value of €56 million.

(4)

During 2008, the impairment loss on property, plant and equipment relates mainly to the Technicolor Division (€132 million) and to the Thomson Grass Valley Division (€12 million) and corresponds to the impairment of:

•

technologically obsolete assets in North America Film and DVD facilities;

•

assets that are dedicated to specific customers and for which the carrying amount exceed their recoverable amount;

•

assets that are part of businesses the Group has decided to exit (€23 million); and

•

assets belonging to a cash generating unit for which the net book value exceeds its recoverable amount, as estimated using a discounted cash flow model based on future cash flows usually adjusted for risks specific to the asset and discounted using a post-tax discount rate ranging from 8.5% to 9.5% depending on the business in which the assets operate.

During 2007, the impairment loss related to discontinued operations and was therefore booked in the line “loss from discontinued operations – net” in the statement of operations.

The total impairment loss presented above includes the impairment of PPE in the framework of a restructuring plan for €11 million that are not included in the impairment losses on non-current operating assets disclosed in Note 9.

2008 FORM 20-F – THOMSON GROUP / 228

Back to Contents

Note 14

Goodwill and other intangible assets

(in € millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2005
Cost	557	706	342	1,605
Accumulated amortization and impairment	(139)	(148)	(168)	(455)
NET AMOUNT	418	558	174	1,150	1,756
2006
Opening net amount	418	558	174	1,150	1,756
Exchange differences	(33)	(47)	(7)	(87)	(111)
Acquisition of subsidiary (2)	-	-	39	39	72
Additions	13	-	112	125	-
Amortization charge	(19)	(54)	(75)	(148)	-
Reclassification as held for sale	1	-	(2)	(1)	-
Other	(4)	-	(3)	(7)	(3)
Closing net amount	376	457	238	1,071	1,714
At December 31, 2006
Cost	522	644	440	1,606
Accumulated amortization and impairment	(146)	(187)	(202)	(535)
NET AMOUNT	376	457	238	1,071	1,714
2007
Opening net amount	376	457	238	1,071	1,714
Exchange differences	(32)	(39)	(9)	(80)	(120)
Acquisition of subsidiary (2)	-	(2)	-	(2)	44
Additions	1	-	105	106	-
Amortization charge	(19)	(50)	(92)	(161)	-
Other	3	(5)	6	4	7
Closing net amount	329	361	248	938	1,645
At December 31, 2007
Cost	473	576	563	1,612
Accumulated amortization and impairment	(144)	(215)	(315)	(674)
NET AMOUNT	329	361	248	938	1,645

2008 FORM 20-F – THOMSON GROUP / 229

Back to Contents

(in € millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
2008
Opening net amount	329	361	248	938	1,645
Exchange differences	7	2	5	14	(9)
Acquisition of subsidiary (2)	-	-	-	-	29
Additions	23	22	83	128	-
Disposal	(1)	-	(1)	(2)	-
Amortization charge	(18)	(50)	(87)	(155)	-
Impairment loss for the period (3)	(14)	(152)	(81)	(247)	(739)
Reclassification as held for sale	-	-	(4)	(4)	-
Other	7	(2)	(4)	1	-
Closing net amount	333	181	159	673	926
At December 31, 2008
Cost	507	445	468	1,420
Accumulated amortization and impairment	(174)	(264)	(309)	(747)
NET AMOUNT	333	181	159	673	926

(1)

Includes capitalized development projects, acquired or internally developed software and acquired technologies on a standalone basis or as part of a Business Combination.

(2)

This line item includes the impact of the acquisitions of the year as disclosed in Note 5 and the definitive impact of purchase price allocations of previous year acquisitions. In 2008, it is related to the acquisition of NBC Universal operations.

(3)

Impairment loss regarding trademarks and customer relationships are detailed below in Note 14.1 and Note 14.2, respectively. The impairment on goodwill is detailed in Note 14.3. For other intangible assets, the 2008 impairment relates mainly to:

•

development projects capitalized for €51 million mainly in Broadcast & Networks Systems due to significant delay in new key products introduction with significant impact on sales and margin opportunity;

•

software for €7 million within the Technicolor segment; and

•

a project abandoned as part of the restructuring of CNS in the US for €10 million.

The total impairment loss on other intangible assets presented above includes the impairment of intangible assets in the framework of restructuring plans for €29 million that are not included in the impairment losses on non-current operating assets disclosed in Note 9.

2008 FORM 20-F – THOMSON GROUP / 230

Back to Contents

14.1    Trademarks

As of December 31, 2008, trademarks total €237 million and consist mainly of Technicolor®, Grass Valley®, RCA® and Thomson®.

Trademarks are considered to have indefinite useful lives. Consequently, they are tested annually for impairment. For the purpose of this test, trademarks are tested on a stand-alone basis by calculating their fair value. The values of Technicolor and Grass Valley trademarks have been assessed based on a royalty relief method. Under this approach, the value of the trademark is estimated as the present value of the after-tax royalties that the Group avoids to pay to a third-party. This method is commonly used to estimate the fair value of trademarks. The value of the RCA trademark has been assessed based on the value in use.

	Technicolor®	Grass Valley®	RCA®	Total
Method used to determine the recoverable amount	Royalty relief method	Royalty relief method	Discounted cash flows
Description of key assumptions	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections
Period for projected future cash flows	5 years	5 years	3 years
Growth rate used to extrapolate cash flow projections beyond projection period	0%	2%	3%
Post-tax discount rate applied as of December 31, 2008	9%	10.5%	9.75%
Gross amount of trademark	160	32	47	239
Impairment loss for the period	(6)	-	(6)	(12)
Net amount of main trademark	154	32	41	227
Other trademarks				10
TOTAL NET AMOUNT OF TRADEMARKS				237

2008 FORM 20-F – THOMSON GROUP / 231

Back to Contents

14.2    Customer relationships

Customer relationships are amortizable assets. Consequently, they are tested for impairment only if management identifies triggering events that may result in a loss of value of such assets.

As of December 31, 2008, the main customer relationships of the Group have been tested for impairment due to the existence of the triggering events mentioned in the table below. Their values have been assessed using an excess profit method. In the excess profit method, the value of an intangible asset is estimated at the present value of the excess profits that the intangible asset is expected to generate in the future. The excess profits are estimated by deducting from the post-tax operating profit of the activity as a whole a fair return on other assets used to generate this profit.

	Technicolor HES/PDSC/Duplitek/Other	Technicolor Film	Vidfilm	PRN	HNS
2008 triggering events	- Negotiations of contract renewals in H2 2008 with some major customers that led to higher than expected price reductions and Q4 performance significantly below budget and for the first time below Q3	- H2 2008 results significantly below budget - Significant price reductions	- Loss of a client - Significant price reductions	- Negotiations of contract renewals in H2 2008 with major customers that led to significant price reductions - A client went bankrupt	- Renegotiations of the contract in H2 2008
Method used to determine the recoverable amount	Excess Profit Method
Description of key assumptions	Budget and cash flow projections, renewal probability of contracts, margin rate per client
Period for projected future cash flows	Expected remaining life
Rate used to extrapolate cash flow projections	Specific attrition rate
Post-tax discount rate applied as of December 31, 2008	8.5%	9.5%	9.5%	9.5%	9.5%
Net amount of customer relationships before impairment	149	40	19	34	70
Impairment loss for the period	(53)	(40)	(18)	(18)	(13)
NET AMOUNT OF CUSTOMER RELATIONSHIPS	96	-	1	16	57

The customer relationships related to Screenvision Europe has been estimated at its fair value less costs to sell as part of the disposal group classified as held for sale and an impairment has been booked for €10 million.

2008 FORM 20-F – THOMSON GROUP / 232

Back to Contents

14.3    Goodwill

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit:

(in € millions)	Technicolor			Thomson	Grass Valley	Technology	Other	Total
	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Network Systems	Software & Technology Solutions
As of December 31, 2008
Goodwill before impairment of the period	463	269	273	232	405	23	-	1,665
Impairment of the period	(139)	(143)	(67)	-	(378)	(12)	-	(739)
Net amount of Goodwill	324	126	206	232	27	11	-	926
Net amount of trademarks (1)	156		4	-	32	-	45	237
As of December 31, 2007
Net amount of Goodwill	460	278	251	235	398	23	-	1,645
Net amount of trademarks (1)	158		-	-	31	-	51	240
As of December 31, 2006
Net amount of Goodwill	500	295	250	289	355	25	-	1,714
Net amount of trademarks (1)	178		-	-	34	-	55	267

(1)

Includes:

•

Technicolor® trademark (used both in the DVD Services and in the Film & Content Services reporting units) and Moving Picture Company® (MPC) included in the Film & Content Services reporting unit;

•

Grass Valley® trademark for Broadcast & Networks reporting unit;

•

Thomson® trademark and the license to use the RCA® trademark in Other.

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (hereafter called “Goodwill reporting units” (GRU)). Except for those classified as held for sale as of December 31, 2008, the GRU generally represent a level below the business segment of the Group, which is the lowest level at which the goodwill is monitored by the Executive Committee for management purposes:

•

in the Technicolor Division, 3 GRU were identified in prior years: DVD Services, Film & Content Services and Network Services. However, following the decision to exit the Screenvision Europe business and its classification as “held for sale” as of December 31, 2008, this cash generating unit has been considered separately from the rest of the Network Services GRUs for 2008 impairment test;

•

in the Thomson Grass Valley Division, 2 GRU were identified: Access Products and Broadcast & Networks Systems;

•

the Technology Division was considered as a single GRU in prior years. However, following the decision to sell the STS business and its consequent classification as “held for sale” as of December 31, 2008, this business has been considered separately from the rest of the Technology Division.

The annual impairment test for goodwill is generally made as at the end of September each year. In light of the deterioration of the trading environment in the second half of the year, the Group financial performance in 2008 and the changes of the strategy following the appointment of certain of the Group senior officers in late 2008, the strategy and business plans have been reviewed in the last quarter of 2008, which led us to perform a goodwill impairment test as of December 31, 2008 taking into account the latest 2009 outlook as well as any decision that would have an impact on the key assumptions used to determine the recoverable value of the GRU. As part of this process, the Group engaged an independent expert to assist in determining the extent of the impairment loss.

2008 FORM 20-F – THOMSON GROUP / 233

Back to Contents

In order to perform the annual impairment test, the Group used the following assumptions to determine the recoverable amount of the main goodwill reporting units:

	Technicolor			Thomson Grass Valley
	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Networks Systems
Basis used to determine the recoverable amount	Fair Value (1)	Fair value (1)	Fair Value (1)	Value in use	Fair value (1)
Description of key assumptions	Budget and cash flow projections	Budget and cash flow projections	Budget and cash flow projections	Budget and cash flow projections	Budget and cash flow projections
Period for projected future cash flows	(*)	(*)	5 years	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	(*)	(*)	2%	3%	2%
Post-tax discount rate applied
– As of December 31, 2008 (2)	8.5%	9.5%	9.5%	9%	10.5%
– As of September 30, 2007	9.0%	9.0%	9.0%	9.5%	9.0%
– As of December 31, 2006	9.0%	9.0%	9.0%	9.5%	9.0%

(1)

In the absence of a binding sale agreement at closing date, of an active market and of comparable recent transactions for any of our Goodwill reporting units, we used discounted cash flow projections to estimate fair value less costs to sell.

(2)

The corresponding pre-tax discount rates are within a range from 10.9% to 14.9%.

(*)

Certain activities within the DVD Services and the Film & Content businesses are considered to have a finite life, determined on the expected timing for the obsolescence of the underlying technology of these activities. Accordingly, no terminal value has been applied for these businesses.

	Impact on Goodwill impairment of a change of
(in € millions)	+1% WACC	-1% WACC	+1% Long-Term Growth Rate	-1% Long-Term Growth Rate
DVD Services	(38)	41	1 (*)	(2) (*)
Film & Content Services	(48)	62	41 (*)	(31) (*)
Network Services	(35)	45	32	(25)
Access Products	-	-	-	-
Broadcast & Networks Systems	(33)	43	30	(23)
(*) As part of the businesses of these GRU has been considered as having a finite life, a change in the growth rate has no impact on all the cash flows projections of the GRU.

DVD Services

During the year ended December 31, 2008, the goodwill in relation to the Group’s DVD Services was impaired by €139 million. This impairment was triggered by the following facts and circumstances:

•

due to the economic crisis, DVD experienced decrease in volume and price pressure during the last quarter of 2008 well beyond what was estimated that significantly and durably impacted the DVD business;

•

the victory of Blu-ray over HD-DVD format mid 2008 means higher capital expenditures than what would have been necessary for the HD-DVD technology.

The crisis impact has been significant at end of 2008 and the Group in line with the market analyst has anticipated an impact for at least two years more specifically on the SD (Simple Definition) DVD volume and price perspective.

2008 FORM 20-F – THOMSON GROUP / 234

Back to Contents

Film & Content Services

During the year ended December 31, 2008, the goodwill in relation to the Group’s Film & Content Services was impaired by €143 million. This impairment was triggered by the following facts and circumstances:

•

during 2008, Film & Content Services faced severe price erosion in photochemical replication;

•

the cash flow projections reflect Thomson new management’s decision to exit the Digital Cinema business to exhibitors from 2009.

The business plan anticipates that the competitive environment is becoming more intense and may continue for many years independently from the economic environment.

Network Services

During the year ended December 31, 2008, the goodwill in relation to the Group’s Networks Services was impaired by €67 million. This impairment was triggered by the following facts and circumstances:

•

part of the business of this activity has been directly affected by the global and US advertising market downturn since the end of 2008. Major customers delayed their investments;

•

the strategy decided by the new Management and the uncertainties regarding this market in 2009 and beyond have led the Company to revise downwards mid-term assumptions about the results of this business.

The crisis has strongly impacted the advertising business and the new strategy is not to continue to invest in part of this activity.

Grass Valley

During the year ended December 31, 2008, the goodwill in relation to the Group’s Broadcast & Networks Systems was impaired by €378 million. This impairment was triggered by the following facts and circumstances:

•

due to the economic crisis, during the second half of 2008, revenues from the Broadcast & Network business had been strongly impacted by reduction in the capital expenditure of some key customers. The uncertainties regarding spending in 2009 has led the Company revise downwards mid-term assumptions about the results of this business;

•

significant delay in new key products introduction with significant impact on sales and margin opportunity.

The crisis has strongly impacted the Broadcast business at the end of 2008, yet it is considered that the recovery should progressively appear in the short-term.

In 2007 and 2006, no goodwill impairment has been recognized.

2008 FORM 20-F – THOMSON GROUP / 235

Back to Contents

Note 15

Investments in associates

	Period ended December 31,
(in € millions)	2008	2007	2006
Beginning of the year	10	12	204
Acquisition (1)	5	-	-
Share of (loss)/profit before impairment on associates	(4)	1	(56)
Impairment charge on associates (2)	-	-	(30)
Exchange differences	-	-	2
Disposal (3)	(3)	-	(37)
Other equity movements (3)	(1)	(3)	(71)
End of the year	7	10	12

(1)

In September 2008, Thomson and NXP combined their respective Tuners activity in a new company, NuTune. The 45% hold in NuTune is booked as an acquisition of associates for €3 million.

(2)

For the year ended December 31, 2006, Thomson’s management determined that triggering event occurred because the market value of its investment in TTE then TCL Corporation was below its carrying amount. Thomson’s management performed impairment tests as a result of which Thomson recognized €30 million impairment loss for the years ended December 31, 2006, on the carrying amount of its investment in TCL Multimedia. This loss has been included in the caption “Share of profit (loss) from associates”.

(3)

On November 3, 2006, Thomson reduced its holding in TCL Multimedia to 19.32%. Following this sale, Thomson’s remaining interest is classified as available-for-sale financial asset.

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets			Group’s share of associates’ profit (loss)
(in € millions)	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2006	2008	2007	2006
TCL-Thomson Electronics/TCL Multimedia (*)	NA	NA	NA	NA	NA	NA	(86)
CTE El Athir (Tunisia)	NA	NA	3	4	-	-	-
EasyPlug, SAS (France)	50%	3	3	3	-	-	-
Techfund Capital Europe (France)	20%	3	3	4	-	1	-
NuTune	45%	-	-	-	(3)	-	-
Others (less than €2 million individually)		1	1	1	(1)	-	-
TOTAL		7	10	12	(4)	1	(86)

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

2008 FORM 20-F – THOMSON GROUP / 236

Back to Contents

Note 16

Interest in joint ventures

Screenvision Europe, Screenvision US and Contentguard represent the main interests of the Group in jointly controlled entities. As of December 31, 2008, Screenvision Europe activities are classified as held for sale, and therefore all assets and liabilities are classified under “assets classified as held for sale” and “liabilities classified as held for sale”, respectively. The joint ventures’ contribution to the Group’s balance sheet and statement of operations items is summarized below:

	Period ended December 31,
(in € millions)	2008	2007	2006
Balance Sheet
Total current assets	70	57	72
Total non-current assets	79	81	92
Total current liabilities	76	66	84
Total non-current liabilities	21	11	11
Statement of operations
Revenues	109	104	111
Expenses	(143)	(100)	(106)
CONTRIBUTION TO THE GROUP’S INCOME FOR THE PERIOD	(34)	4	5

2008 FORM 20-F – THOMSON GROUP / 237

Back to Contents

Note 17

Investments and available-for-sale financial assets

(in € millions)	Listed securities	Unlisted securities (1)	Total
January 1, 2006	235	106	341
Acquisitions	2	7	9
Disposals (2)	(34)	(80)	(114)
Fair value adjustment (3)	(2)	-	(2)
Impairment recorded through income (5)	(31)	-	(31)
Exchange differences	(1)	(7)	(8)
Other (4)	78	(7)	71
December 31, 2006	247	19	266
Acquisitions	2	2	4
Disposals (2)	(35)	-	(35)
Fair value adjustment (3)	166	-	166
Exchange differences	(2)	(1)	(3)
Other	(1)	-	(1)
December 31, 2007	377	20	397
Disposals (2)	(31)	-	(31)
Fair value adjustment (3)	(155)	-	(155)
Impairment recorded through income (5)	(151)	(8)	(159)
December 31, 2008 (6)	40	12	52

(1)

This caption includes minority positions in unquoted companies strategic to the Group, including a preference share investment totalling €84 million at December 31, 2005. These shares were sold in 2006.

(2)

In 2008, total cash received from disposals amounts to €15 million and relates to the sale of TCL Multimedia shares for €7 million, and Videocon shares for €8 million.

In 2007, total cash received from disposals amounts to €36 million and relates to the sale of TCL Multimedia shares. In 2006, this amount includes the disposal of part of the Group’s investments in Videocon.

(3)

This caption includes fair value adjustments mainly on Videocon securities recorded directly in equity for €(155) million in 2008, €152 million in 2007 and €(2) million in 2006.

(4)

In 2006, this mainly relates to 19.32% TCL Multimedia shares held now by Thomson classified as available-for-sale. The shares were previously accounted for under the equity method before the sale in November 2006 of a portion of the Group’s shares in TCL Multimedia (see Note 15).

(5)

As of December 31, 2006, Thomson assessed that the loss in value of its investment in TCL Multimedia presented an objective evidence of impairment and therefore recognized an impairment charge amounting to €31 million, being the difference between the carrying value and the market value of this investment at closing date.

As of December 31, 2008, Thomson assessed that the loss in the value of its investment in Videocon Securities presented an objective evidence of impairment and therefore recognized an impairment charge, being the difference between the carrying value and the market value of this investment at closing date as quoted in Bombay Stock Exchange, amounting to €151 million.

(6)

As of December 2008, investments consist mainly of Videocon securities for €39 million.

2008 FORM 20-F – THOMSON GROUP / 238

Back to Contents

Note 18

Contract advances

(in € millions)	2008	2007	2006
Technicolor
Net amount of customer advances at year-end	127	115	124
Of which amortization booked during the year	(41)	(39)	(74)
Of which impairment booked during the year	(10)	-	(2)
Screenvision (US and Europe)
Net amount of customer advances at year-end	4	7	5
Of which amortization booked during the year	(19)	(19)	(20)
Of which impairment booked during the year	(2)	-	-
NET CONTRACT ADVANCES AT YEAR-END	131	122	129

Note 19

Inventories

(in € millions)	2008	2007	2006
Raw materials	118	109	127
Work in progress	30	33	48
Finished goods and purchased goods for resale	192	235	235
Gross value	340	377	410
Less: valuation allowance	(70)	(45)	(44)
TOTAL	270	332	366

Note 20

Trade accounts and notes receivable

(in € millions)	2008	2007	2006
Trade accounts and notes receivable	1,052	971	1,054
Less: valuation allowance	(84)	(53)	(36)
TOTAL (1)	968	918	1,018

(1)

Including €72 million which are past due as of December 31, 2008 (€131 million and €135 million as of December 31, 2007 and 2006, respectively) for which no valuation allowance was recorded as the amount is still considered recoverable and corresponds to receivables that are overdue for less than 60 days.

As of December 31, 2007, trade accounts and notes receivable balances before depreciation was lower due to factoring arrangements (€290 million in 2007 versus €41 million in 2008).

The credit risk exposure on the Group trade receivables correspond to the net book value of these assets (€968 million at December 31, 2008).

2008 FORM 20-F – THOMSON GROUP / 239

Back to Contents

Note 21

Other current and non-current assets

(in € millions)	2008	2007	2006
Financial non-current assets	30	20	21
Research tax credit	-	23	16
Other non-current assets	11	10	15
TOTAL OTHER NON-CURRENT ASSETS	41	53	52
Value added tax receivable (1)	92	94	70
Research tax credit and subsidies	30	12	12
Prepaid expenses	43	54	67
Other current assets (2)	320	304	381
TOTAL OTHER CURRENT ASSETS	485	464	530

(1)

The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Thomson group’s business.

(2)

As of December 31, 2008, 2007 and 2006, other current assets include €107 million, €122 million and €121 million of accrued royalty income, respectively.

Note 22

Cash, cash equivalents and cash collateral

(in € millions)	2008	2007	2006
Cash	180	283	346
Cash equivalents	589	289	965
TOTAL	769	572	1,311
Of which restricted cash (1)	50	54	56
Cash collateral (2)	38	-	-
(1) Cash in TCE Television Taiwan with restricted use except to pay local expenses. (2) Cash to secure credit facilities and other obligations of the Group.

The average interest rate on short-term bank deposits was 2.85% in 2008 (2007: 2.95%; 2006: 2.73%); these deposits generally have a maturity of less than 1 month.

2008 FORM 20-F – THOMSON GROUP / 240

Back to Contents

Note 23

Shareholders’ equity (deficit)

23.1    Consolidated statements of changes in equity

	Attributable to equity holders of the Group								Minority interests	Total equity (deficit)
(in € millions)	Share capital	Treasury shares	Additional paid-in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity (deficit)
BALANCE AT DECEMBER 31, 2005	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216
Variation for the year ended December 31, 2006
Total income and expense recognized in equity (*)	-	-	-	-	61	-	(143)	(82)	(1)	(83)
Net income (loss) for 2006	-	-	-	-	-	55	-	55	-	55
Total recognized income and expense for 2006	-	-	-	-	61	55	(143)	(27)	(1)	(28)
Distribution of additional paid-in capital	-	-	(78)	-	-	-	-	(78)	(2)	(80)
Conversion of BASA (563,264 shares)	2	-	7	-	-	-	-	9	-	9
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(28)	-	(28)	-	(28)
Convertible bonds	-	-	-	-	(67)	67	-	-	-	-
Treasury shares sold	-	14	-	-	-	-	-	14	-	14
Put on shares to minority interests and change in perimeter	-	-	-	-	-	-	-	-	3	3
Share-based payment reclassification	-	-	(14)	-	14	-	-	-	-	-
Share-based payment to employees (see Note 30)	-	-	-	-	13	-	-	13	-	13
BALANCE AT DECEMBER 31, 2006	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119
Variation for the year ended December 31, 2007
Total income and expense recognized in equity (*)	-	-	-	-	209	-	(148)	61	3	64
Net income (loss) for 2007	-	-	-	-	-	(23)	-	(23)	-	(23)
Total recognized income and expense for 2007	-	-	-	-	209	(23)	(148)	38	3	41
Distribution of additional paid-in capital (see below)	-	-	(88)	-	-	-	-	(88)	-	(88)
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Tax impact on dividend paid on subordinated notes	-	-	-	-	-	7	-	7	-	7
Treasury shares
– cancelled (3,981,268 shares)	(15)	74	(59)	-	-	-	-	-	-	-
– purchased and sold (net amount)	-	(7)	-	-	-	-	-	(7)	-	(7)
– tax impact on treasury shares sold	-	4	-	-	-	-	-	4	-	4
Other movements	-	-	-	-	-	(1)	-	(1)	-	(1)
Share-based payment to employees (see Note 30)	-	-	-	-	9	-	-	9	-	9
BALANCE AT DECEMBER 31, 2007	1,012	(154)	1,539	500	282	(932)	(202)	2,045	10	2,055

2008 FORM 20-F – THOMSON GROUP / 241

Back to Contents

	Attributable to equity holders of the Group								Minority interests	Total equity (deficit)
(in € millions)	Share capital	Treasury shares	Additional paid-in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity (deficit)
Variation for the year ended December 31, 2008
Total income and expense recognized in equity (*)	-	-	-	-	(146)	-	(70)	(216)	(4)	(220)
Net income (loss) for 2008	-	-	-	-		(1,930)	-	(1,930)	(3)	(1,933)
Total recognized income and expense for 2008	-	-	-	-	(146)	(1,930)	(70)	(2,146)	(7)	(2,153)
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Tax impact on dividend paid on subordinated notes	-	-	-	-	-	(2)	-	(2)	-	(2)
Treasury shares
- purchased and sold (net amount)	-	(5)	-	-	-	-	-	(5)	-	(5)
- tax impact on treasury shares sold	-	-	-	-	-	-	-	-	-	-
Disposal of minority interests	-	-	-	-	-	-	-	-	(2)	(2)
Other movements	-	-	104	-	-	(105)	-	(1)	-	(1)
Share-based payment to employees (see Note 30)	-	-	-	-	3	-	-	3	-	3
BALANCE AT DECEMBER 31, 2008	1,012	(159)	1,643	500	139	(2,998)	(272)	(135)	1	(134)
(*) Refer to details in the “Statement of recognized income and expense” on page 187.

23.2    Common stock and additional paid-in capital

•

The Board meeting of October 17, 2007 decided to decrease the share capital by €5,554,755 to €1,012,087,605 by cancellation of 1,481,268 treasury shares owned by the Group.

•

The Board meeting of May 15, 2007 decided to decrease the share capital by €9,375,000 to €1,017,642,360 by cancellation of 2,500,000 treasury shares owned by the Group.

•

The Board meeting of July 25, 2006 decided subsequently the conversion of BASA to increase the capital stock by €2,112,240 to €1,027,017,360 and additional paid-in capital increased by €6,899,984.

	December 31, 2008	December 31, 2007	December 31, 2006
Outstanding number of shares	269,890,028	269,890,028	273,871,296
Nominal value in €	3.75	3.75	3.75
THOMSON SHARE CAPITAL IN €	1,012,087,605	1,012,087,605	1,027,017,360

2008 FORM 20-F – THOMSON GROUP / 242

Back to Contents

23.3    Treasury shares

	December 31, 2008	December 31, 2007	December 31, 2006
Number of Treasury shares at opening	6,945,182	12,644,453	16,356,540
Movements of the period
• Net purchased and sold in the period (1)	4,715	625,285	-
• delivered (2)	-	(2,343,288)	(3,712,087)
• cancelled	-	(3,981,268)	-
Number of Treasury shares held at closing	6,949,897	6,945,182	12,644,453
Shares sold but not yet delivered (Inventel and Cirpack) (3)	-	(385,467)	(2,568,400)
NUMBER OF TREASURY SHARES HELD ADJUSTED WITH SHARES TO BE DELIVERED	6,949,897	6,559,715	10,076,053

(1)

In 2007 and 2008, the movements are made in the framework of a liquidity contract put in place in April 2007.

(2)

The delivery of Thomson shares mainly represents:

•

In 2007, 2,343,288 shares were delivered out of which 1,487,524 shares as part of the consideration paid for Cirpack and 826,779 for Inventel;

•

In 2006, 3,712,087 shares were delivered out of which 821,917 shares as part of the consideration paid for Canopus, 1,349,606 for Cirpack and 1,315,221 for Inventel.

(3)

Adjusted to potential additional shares.

23.4    Subordinated perpetual notes

On September 26, 2005, Thomson issued deeply subordinated notes in a nominal amount of €500 million. Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of €492 million (issue price less offering discount and fees). The notes can be redeemed at Thomson’s option at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not redeemed the interest rate starting September 25, 2015 is the 3-month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Thomson did not declare and pay a dividend at the most recent general meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

The notes have a specific provision whereby if Thomson’s senior rating is reduced by one full notch by either Moody’s or S&P – such that after the reduction the rating is below investment grade – in anticipation of or as a result of a change of control-Thomson can redeem the notes at no penalty; however should Thomson decide not to redeem the notes, an additional margin of 5% is added to the interest rate of the coupon. A change of control is defined as having occurred when any person or persons acting in concert own or acquire more than 50% of the capital or more than 50% of the voting rights. Even though Thomson’s senior credit rating (S&P: CC and Moody’s: Caa3) is currently below investment grade (S&P: BBB- and Moody’s: Baa3), this provision does not apply because no change of control has occurred. The above mentioned provision does not constitute a derivative because it falls outside the scope of the definition under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39).

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Thomson at that time. Because the notes are perpetual and Thomson has no obligation to pay either the notes or a dividend, the notes are classified in shareholders’ equity.

The terms and conditions of the notes specify also that, if any judgment is issued by any competent court for the judicial liquidation (liquidation judiciaire) of Thomson, or following an order of redressement judiciaire, the sale of the whole of the business of Thomson or in the event of the voluntary dissolution of Thomson or if Thomson is liquidated for any other reason, then the notes will become immediately due and payable at their principal amount together with accrued interest to the date of redemption. In that case, because of their subordinated nature, the right of the subordinated notes would be paid to the extent that all other creditors of Thomson ranking in priority to the subordinated note holders have been reimbursed.

2008 FORM 20-F – THOMSON GROUP / 243

Back to Contents

23.5    Dividends and distributions

In 2007 and 2006, Thomson paid to its shareholders a total dividend of €88 million and €78 million respectively, representing €0.33 and €0.30 per share, respectively.

Although the decision taken by the Board of Directors not to propose a distribution to be paid in 2008 meant that the 2008 coupon on the €500 million Subordinated perpetual notes became optional, Thomson decided to pay the €29 million coupon on its scheduled payment date of September 25, 2008.

23.6    Minority interests

In 2008, 2007 and 2006, there is no significant change in minority interests.

23.7    Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At December 31, 2005, €3 million in gains was recognized in equity. During 2006, of the result on hedging instruments recognized in equity at December 31, 2005, €5 million in gains was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2006, €2 million in losses on hedging instruments was recognized in equity. During 2007, of the result on hedging instruments recognized in equity at December 31, 2006, €4 million in losses was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2007, €4 million in gains on hedging instruments was recognized in equity.

During 2008, of the result on hedging instruments recognized in equity at December 31, 2007 €22 million in losses was recognized in the consolidated statements of operations as the underlying hedged amounts were realized. At December 31, 2008, €15 million in gains on hedging instruments was recognized in equity.

23.8    Loss of half of the share capital

Due to the losses of the period, Thomson’s statutory shareholder’s equity is negative and amounts to €(642) million as of December 31, 2008. According to the Article L. 223-42 of the French Commercial Code, the Shareholder’s Meeting should decide within the four months following the approval of the 2008 statutory financial statements whether there are grounds for early dissolution of Thomson SA.

If dissolution is not decided, the company is required, no later than December 31, 2011:

•

to reduce its capital by an amount at least equal to that of the losses which could not be charged to reserves, if, during that period, the shareholders’ equity has not been restored to a level at least equal to one half of the share capital;

•

however, the share capital can be reduced to less than the legal minimum amount only under the suspensive condition of an increase in share capital that should restore the minimum amount necessary for the legal status of the Company.

2008 FORM 20-F – THOMSON GROUP / 244

Back to Contents

Note 24

Financial risk management

Thomson faces a wide variety of financial risks including market risk (due to fluctuations in exchange rates, interest rates, and prices of financial instruments and commodities), liquidity risk and credit risk.

Thomson’s financial market risks and liquidity risk are managed centrally by its Group treasury department in France.

Management of financial risks by the Group treasury is done in accordance with Group policies and procedures which cover, among other aspects, responsibilities, authorizations, limits, permitted instruments and reporting. All financial market risks are monitored continually and reported regularly to the Chief Financial Officer, to the Executive Committee and to the Audit Committee via various reports showing the company’s exposures to these risks with details of the transactions undertaken to reduce these risks.

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

The deterioration of the economic environment led to a change in the types of risks faced by the Group and how they arise.

In the current context where the Group is faced, at the date when its audited 2008 consolidated financial statements are available on April 30, 2009, with a breach of certain covenants contained financial agreements under which Thomson has borrowed substantially all of its outstanding senior debt (this breach, as well as other relevant contractual limitations and the consequences of this breach, are further described in Notes  26.5(g) and 3.1), the deterioration of Thomson’s credit quality has considerably increased the liquidity risk of the Group (see Notes 26 and 27.3 for more complete information on the Group’s borrowing situation and liquidity risk). In addition, the Group has suffered significant losses due to the depreciation of assets (see Notes 9 and 10).

2008 FORM 20-F – THOMSON GROUP / 245

Back to Contents

Note 25

Derivative financial instruments

The fair value of all derivative financial instruments is shown in the table below. Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the mark-to-market value is determined by independent financial institutions. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the forward contract rate and the market forward rate and multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

The Group’s financial derivatives are governed by standard ISDA (International Swaps and Derivatives Association, Inc.) Master Agreements or similar master agreements customary in the French market (collectively, the “Master Agreements”), which, in each case, contain cross default provisions.

The Group is faced, at the date when its audited 2008 consolidated financial statements are available, on April 30, 2009, with a breach of the covenants contained in financial agreements under which Thomson has borrowed substantially all of its outstanding senior debt (this breach, as well as other relevant contractual limitations and the consequences of this breach, are further described in Note 3.1).

Thomson negotiated waivers with its creditors, by which such creditors temporarily waived their right to accelerate repayment of the indebtedness for a period ending on June 16, 2009. On this date, if an agreement for the restructuring of its debt has not been reached with its creditors, the cross default provisions contained in the corresponding Master Agreements (relating to financial obligations, as defined in the Code Monetaire et Financier), will grant the interest rate swap counterparties the right to terminate those derivative contracts with Thomson which have not already expired.  Therefore, the Group has reclassified as current the interest rate swaps which have maturities greater than one year.

	December 31, 2008		December 31, 2007		December 31, 2006
(in € millions)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	-	-	7	2	-
Interest-rate swaps – fair value hedges (1)	-	-	16	4	5	13
Equity options (Silver Lake bond conversion option)	-	-	-	-	-	38
Total non-current	-	-	16	11	7	51
Interest-rate swaps – not designated as hedges (1)	-	10	-	-	-	-
Interest-rate swaps – fair value hedges (1)	58	-	-	-	-
Forward foreign exchange contracts – cash flow and fair value hedges	21	20	9	10	5	9
Forward foreign exchange contracts – not designated as hedges (2)	6	9	3	8	2	1
Currency options	-	7	5	4	1	-
Equity derivatives – cash flow hedges	-	-	-	13	-	-
Total current	85	46	17	35	8	10
TOTAL	85	46	33	46	15	61

(1)

The notional principal amount of the outstanding interest rate swap contracts at December 31, 2008 was €841 million all of which was short term. At December 31, 2007, the outstanding amount was €817 million all of which was long term (December 31, 2006: €822 million). At December 31, 2008, the fixed interest rates range from 4.13% to 6.47% (at December 31, 2007, from 4.13% to 6.47%) and the floating rates are based on $-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are mark-to-market and the foreign exchange gain or loss is recognized in income.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the mark-to-market carrying values shown in the table above, that is, €85 million at December 31, 2008, €33 million at December 31, 2007 and €15 million at December 31, 2006.

2008 FORM 20-F – THOMSON GROUP / 246

Back to Contents

Note 26

Borrowings

The tables below present information concerning Thomson’s debt at December 31, 2008 compared to previous years.

26.1    Analysis by nature

(in € millions)	December 31, 2008	December 31, 2007	December 31, 2006
Debt due to financial institutions	2,848	1,359	2,116
Convertible/exchangeable bond (March 2002)	-	13	12
Convertible/exchangeable bond (September 2004)	-	323	352
Bank overdrafts	6	69	111
Other financial debt (1)	21	50	61
Accrued interest	9	9	17
TOTAL	2,884	1,823	2,669
Total non-current	22	1,078	1,393
Total current	2,862	745	1,276
(1) Includes in 2006 minority interests having a put on Thomson which is classified as debt for an amount of €16 million as of December 31, 2006.

26.2    Convertible bonds

(in € millions)	Curr.	Nominal amount issued	Original maturity	Yield to Maturity (%)	Effective rate (%)	Debt component outstanding at December 31, 2008 (1)	Debt component outstanding at December 31, 2007 (1)	Debt component outstanding at December 31, 2006 (1)
Convertible/exchangeable bond (March 2002)	EUR	600	2008	1.00%	7.49%	-	13	12
Convertible/exchangeable bond (September 2004)	US$	500	2010 (2)	3.00%	5.70%	-	323	352
(1) Excluding the option component. (2) The investor had a put from September 2008 which was exercised and the bond was fully repaid in September 2008.

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

2008 FORM 20-F – THOMSON GROUP / 247

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

In accordance with the terms of the redemption option, Thomson received an exercise notice from the holders in September 2008 and the bonds were fully repaid on September 22, 2008. Under IFRS the bonds at that date had an accounting value of US$ 476 million however the repayment was made at face value of US$500 million. The difference of US$24 million or €17 million was recorded as a loss in other financial result.

The value of the conversion option is accounted for within non current derivative financial instruments (€0 at December 31, 2007 and €38 million as of December 31, 2006).

26.3    Debt due to financial institutions

Debt due to financial institutions as of December 31, 2008 includes principally € 1,733 million drawn under our commited credit line (see 26.5 (f)) and € 1,036 million due under private placements as follows:

Currency	Amount (1) (€ millions)	Type of rate	Average Nominal rate	Average Effective rate
US$	715	Fixed	6.05%	6.11%
US$	36	Floating	3.36% (2)	3.45% (2)
GBP	35	Fixed	6.11%	6.14%
EUR	250	Floating	5.06% (2)	5.06% (2)
TOTAL	1,036
(1) Nominal amounts, excluding accrued interest. (2) Rate as of December 31, 2008.

In June and December 2003, Thomson issued senior notes in a total amount of US$406 million and GBP 34 million, respectively (€289 million and €35 million, respectively at the December 31, 2008 exchange rate) that were sold privately to institutional investors in the US and UK. In 2006, Thomson issued a further US$450 million in senior notes in May (€320 million at the December 31, 2008 exchange rate) and US$200 million (€142 million at the December 31, 2008 exchange rate) and €100 million in October and December 2006, respectively. Thomson issued an additional €150 million of the same senior notes in October 2007. In January 2008, Thomson issued an additional US$100 million senior notes, which were reimbursed by anticipation in June 2008 for US$89 million. The difference was booked as a gain in “other financial result”.

Thomson is faced, at the date when its audited 2008 consolidated financial statements are available, on April 30, 2009, with a breach of covenants contained in these private placement notes (the breach of these covenants, as well as other relevant contractual limitations and the consequences of this breach, are further described in Notes 26.5(g) and 3.1).

26.4    French commercial paper program

In June 2005, Thomson launched a French commercial paper program in order to increase its short-term borrowing capacity. The program is rated C by Standard & Poor’s. At December 31, 2008 no commercial paper was outstanding under this program (€121 million as of December 31, 2007).

2008 FORM 20-F – THOMSON GROUP / 248

Back to Contents

26.5    Main features of the Group’s borrowings

(a)  Maturity

(in € millions)	December 31, 2008	December 31, 2007	December 31, 2006
Less than 1 month	1,766	420	1,221
Between 1 and 3 months	-	-	52
Between 3 months and less than 1 year	1,096	325	3
Total current debt	2,862	745	1,276
Between 1 and 2 years	4	71	44
Between 2 and 3 years	1	89	79
Between 3 and 4 years	6	158	443
Between 4 and 5 years	-	56	168
Over 5 years	11	704	659
Total non-current debt	22	1,078	1,393
TOTAL DEBT	2,884	1,823	2,669

The convertible bond issued to Silver Lake Partners LLC (accounted for €323 million at December 31, 2007) had a maturity of September 16, 2010 but the investor had a put from September 16, 2008. Consequently, the bond was classified in current debt as of December 31, 2007 (at December 31, 2006 it is shown at its normal maturity). The investor exercised the put and the debt was repaid in September 2008.

Thomson is faced, at the date when its audited 2008 consolidated financial statements are available, on April 30, 2009, with a breach of certain covenants contained in financial agreements under which Thomson has borrowed substantially all of its outstanding senior debt (these covenants, as well as other relevant contractual limitations, are more fully described in Note 26.5(g)). Therefore, the Group has reclassified the amounts outstanding under the private placement notes and the syndicated credit facility as current.

(b)  Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt for which the interest rate is fixed for remaining periods of under one year being considered to be at floating rate. The Group has adopted this definition of floating rates in order to have a simple and consistent way of analysing the interest rate risk on it debt. For example, fixed rate non-current debt maturing in 3 months, 3 month fixed rate term debt and long term floating rate debt which is reset every 3 months all have the same interest rate risk profile and under the Group’s definition are treated in the same manner as floating rate debt. Under this definition it is necessary to set a threshold such that interest rates fixed for remaining periods beyond the threshold are considered at fixed rate. A threshold of 1 year seems pertinent inasmuch as it is also the threshold between current and non-current debt.

For the purposes of the table below, the private placement notes, amounts drawn under the credit facility and the Group’s long term interest rate swaps are presented at their normal maturities even though they are considered as current due to the breach of the financial covenants and the limitations in the private placement notes and the credit facility, as described in more detail in Notes 24, 26.5(a) and 26.5(g).

	Amounts at December 31, 2008 with interest rate fixed for the following periods
(in € millions)	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	2,166	462	256	2,884
Effect of interest rate swaps	556	(454)	(102)	-
NET	2,722	8	154	2,884

2008 FORM 20-F – THOMSON GROUP / 249

Back to Contents

(c)  Effective interest rates at year-end

	December 31, 2008	December 31, 2007	December 31, 2006
All borrowings (including impact of interest rate swaps):	2.83%	5.00%	4.60%
Of which convertible bonds:	-	5.77%	5.76%

(d)  Carrying amounts and fair value of borrowings (see Note 27.6)

(e)  Analysis of borrowing by currency

(in € millions)	December 31, 2008	December 31, 2007	December 31, 2006
Euro	1,384	591	1,258
US Dollar	1,445	1,102	1,228
Other currencies	55	130	183
TOTAL DEBT	2,884	1,823	2,669

(f)  Undrawn credit lines

(in € millions)	December 31, 2008	December 31, 2007	December 31, 2006
Undrawn, committed lines expiring in greater than one year	17	1,650	1,350
Undrawn, uncommitted lines (*)	(**)	698	838

(*)

The amount shown is the full amount less borrowings only under the credit lines; the uncommitted lines were also used at each year-end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.).

(**)

Due to the financial covenant breach that will occur when the Group’s audited financial statements are issued, the Group estimates that most, if not all, of its undrawn, uncommitted lines are not available.

The Group entered into a syndicated credit facility of €1.75 billion (of which €1.733 billion was drawn on December 31, 2008).  Not considering the potential impact of the ongoing negotiations for the restructuring of the Group’s indebtedness, €100 million matures in June 2010, €256 million in June 2011 and €1,394 million in June 2012. The amount undrawn at December 31, 2008 was €17 million. The amount available however, was €15 million; the difference between the undrawn amount and the available amount is due to the fact that for the purposes of calculating the available amount, the countervalue in euros of the drawings in US dollars is determined based on the exchange rate of the drawing date and not on the closing date. (See Notes 3.1 and 26.5(g) for more information about the breach of our financial covenants, as well as other relevant contractual limitations and the consequences of this breach.)

(g)  Financial covenants related to indebtedness and cross acceleration

The private placement notes issued by Thomson to institutional investors in a total amount of €1,036 million have two financial covenants pertaining to the Group’s consolidated financial situation on June 30 and December 31 each year: (i) the maximum ratio of net debt to net worth must not exceed 1 and (ii) the ratio of profit from continuing operations before tax, finance and restructuring costs to adjusted net interest expense must be at least 3.

The Group will breach these covenants on April 30, 2009 when its audited 2008 consolidated financial statements are available. The Group will also breach, at such date, certain limitations with respect to the negative pledge and the limit on subsidiary indebtedness, which are contained in its syndicated credit facility of €1.75 billion (of which €1.733 billion was drawn on December 31, 2008) and the private placement notes. Finally, the syndicated credit facility contains a cross acceleration clause pursuant to which the lenders under the syndicated credit facility may accelerate repayment of their debt in the case of a default (other than a payment default, for example a breach of covenant) with respect to indebtedness of the Group in an amount greater than €25 million, if the holders of such debt also cause the accelerated payment of their debt.

2008 FORM 20-F – THOMSON GROUP / 250

Back to Contents

The calculation of the two financial covenant ratios, based on these financial statements, is as follows:

(in € millions except ratio)	December 31, 2008
Profit from continuing operations and before, tax, net finance and restructuring charges*	(1,096)
Net interest expense from continuing operations	90
Net interest expense from discontinued operations (See Note 12)	2
Remove IFRS impact on convertible (see Note 10)	(6)
Adjusted net interest expense	86
Ratio	-12.7 : 1
(*) adjusted for net income attributable to minority interests.

Because -12.7 to 1 is less than the minimum allowed ratio of 3 to 1, the Group will not respect this covenant.

(in € millions except ratio)	December 31, 2008
Net Debt (defined as non-current and current borrowings less cash and cash equivalents)	2,115
Net Worth (defined as total equity)	(134)
Ratio	-15.8 : 1

Because -15.8 to 1 is more on an absolute basis than the maximum allowed ratio of 1 to 1 the Group will not respect this covenant.

In anticipation of the covenant breach described above, the Group negotiated waivers with its creditors under the terms of which they temporarily waived their rights to accelerate repayment of their debt upon the covenant breaches on April 30, 2009. (See Note 3.1 for more information about the breach of the financial covenants, as well as other relevant contractual limitations and the consequences of this breach.)

2008 FORM 20-F – THOMSON GROUP / 251

Back to Contents

Note 27

Financial instruments and market related exposures

27.1    Foreign exchange risk

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

(d)  Risk on investments in foreign subsidiaries

The Group’s general policy is to examine and hedge on a case by case the currency risk on its investments in foreign subsidiaries. At December 31, 2008, the Group has hedged a portion of its net investment in its US entities.

(e)  Foreign currency operations

In accordance with the Group’s policies on financial risk management as described in Note 23, the Group enters into foreign currency operations to hedge its exposures as described above. The swap points on currency hedges that qualify as hedges under IAS 39 and the premiums paid on currency options are excluded from the hedging relationship and taken directly to financial result: these amounts totaled €(8) million in 2008, €(16) million in 2007 and €(11) million in 2006.

In order to match the currencies that Thomson’s group treasury department borrows with the currencies that it lends, Thomson enters into currency swaps primarily (i) to convert euro borrowings into US dollars which are lent to the Group’s US subsidiaries/associates and (ii) to convert US dollars borrowed externally or from the Group’s US subsidiaries/associates into euros. The forward points on these currency swaps are accounted for as interest and amounted to €4 million in interest income (netted against interest expense) in 2008, €5 million in interest income (netted against interest expense) in 2007 and €(1) million in 2006. At the December 31, 2008 closing exchange rate, there was a mark to market currency loss on these swaps of €5 million. This amount is recognized in the Group’s finance costs as an exchange loss and offsets the exchange gain on the revaluation in euro of intercompany loans and advances in foreign currency made by treasury. In the balance sheet the mark-to-market value of these swaps is recognized in Financial Derivatives and offsets the decrease in the euro value of the foreign currency intercompany loans and advances.

The future cash flows at the contracted rate of the Group’s foreign currency operations are shown below. The cash flows shown for options are shown assuming the options were exercised.

2008 FORM 20-F – THOMSON GROUP / 252

Back to Contents

	2008	2007	2006
Forward exchange contracts (including currency swaps)
Euro	712	475	486
Pound sterling	161	52	165
Hong Kong dollar	-	-	21
Canadian dollar	32	13	15
Singapore dollar	19	69	28
US dollar	406	760	652
Polish zloty	38	13	7
Other currencies	50	87	64
Total forward currency purchases	1,418	1,469	1,438
Forward metal purchases	-	-	2
Euro	(586)	(850)	(823)
Canadian dollar	(45)	(35)	(37)
Pound sterling	(89)	(57)	(125)
Japanese yen	(88)	(85)	(85)
US dollar	(563)	(401)	(311)
Polish zloty	(10)	(5)	(20)
Other currencies	(40)	(41)	(40)
Total forward currency sales	(1,421)	(1,474)	(1,441)
Forward metal sales	-	(8)	(9)
Currency options contracts purchased/sold
Put US$/ Call Euro	(6)	225	76
Call US$/ Put Euro	-	172	91
Total	(6)	397	167
Deferred hedging gains (losses) related to forecast transactions	15	4	(2)

(f)  Sensitivity to currency movements

Because of the Group’s significant activities in the US and in other countries whose currencies are linked to the US dollar, the Group’s main currency exposure is the fluctuation of the US dollar against the euro.

After offsetting the US dollar revenues of its European activities with the US dollar costs related to purchases of finished goods and components by its European affiliates, the net US dollar exposure for continued operations was a purchase of US$ 59 million in 2008 (net purchase of US$68 million in 2007). This exposure is hedged in accordance with the general policy of the Group (see Note 26).

The Group believes a 10% fluctuation in the US dollar versus the euro is reasonably possible in a given year and thus the tables below show the impact of a 10% increase in the US dollar versus the euro on the Group’s sales, on Profit from continuing operations before tax and net finance costs, on the currency translation adjustment component of equity and on net debt. A 10% decrease in the US dollar versus the euro would have a symmetrical impact in the opposite amount.

Sales impact: the transaction impact on sales is calculated by applying a 10% increase in the US dollar/euro exchange rate to the external US dollar sales of affiliates with the euro as functional currency and to the external euro sales of affiliates with the US dollar or currencies pegged to the US dollar (such as the Hong Kong dollar) as functional currency. The translation impact is calculated by applying a 10% increase in the US dollar/euro exchange rate to the sales of affiliates with the US dollar or a currency pegged to the US dollar as functional currency.

2008 FORM 20-F – THOMSON GROUP / 253

Back to Contents

Profit impact: the transaction impact on profit is calculated by applying a 10% increase in the US dollar/euro exchange rate to the net US dollar exposure (sales minus purchases) of affiliates which have the euro as functional currency and then applying a factor estimated by the Group to approximate the actual impact on profits. This factor is applied because often changes in exchange rates lead to changes in competitive pricing. The factor varies depending on the business. The translation impact is calculated by applying a 10% increase in the US dollar/euro exchange rate to the profits of the affiliates with the US dollar as functional currency.

For both the sales and profit the impacts are calculated before hedging.

Equity impact: this is calculated by applying a 10% increase in the US dollar/euro exchange rate to the unhedged net investments in foreign subsidiaries that are denominated in US dollars or currencies pegged to the US dollar. This variation is booked in the cumulative translation adjustment component of equity.

Net debt impact: this is calculated by applying a 10% increase in the US dollar/euro exchange rate to the net debt of the Group at December 31, 2008 that is denominated in US dollars or currencies pegged to the US dollar.

2008 (in € millions)	Transaction	Translation	Total
Sales	29	221	250
Profit from continuing operations before tax and net finance costs	9	(90)	(81)
Equity Impact (Cumulative translation adjustment)	N/A	N/A	17
Impact on net debt	N/A	N/A	137

2007 (in € millions)	Transaction	Translation	Total
Sales	29	270	299
Profit from continuing operations before tax and net finance costs	12	4	16
Equity Impact (Cumulative translation adjustment)	N/A	N/A	110
Impact on net debt	N/A	N/A	74

2006 (in € millions)	Transaction	Translation	Total
Sales	40	280	320
Profit from continuing operations before tax and net finance costs	20	20	40
Equity Impact (Cumulative translation adjustment)	N/A	N/A	120
Impact on net debt	N/A	N/A	76

2008 FORM 20-F – THOMSON GROUP / 254

Back to Contents

27.2    Interest rate risk

Thomson is mainly exposed to interest rate risk on its deposits and indebtedness. This risk is measured by consolidating the Group’s deposit and debt positions and doing sensitivity analyses. In accordance with corporate policies and procedures, the Group treasury manages the financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets both of which are set periodically as a function of market conditions. To hedge this exposure, the Group enters into interest rate swaps, forward rate agreements and caps.

(a)  Interest rate operations

In accordance with the Group’s policies on financial risk management as described in Note 23, the Group has entered into interest rate hedging operations the details of which are described below.

In 2007, the Group entered into two interest rate swap transactions to convert a portion of its US$ debt from fixed to floating (3-month LIBOR):

•

US$91.5 million with 2011 maturity; and

•

US$26 million with 2016 maturity;

In 2005 and 2006, the Group entered into several interest rate swap transactions to convert a portion of its US$ debt from fixed to floating rate (3-month LIBOR):

•

US$96 million with 2010 maturity;

•

US$100 million with 2011 maturity; and

•

US$110 million with 2013 maturity.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3-month LIBOR for US$ debt, and 6-month GBP-LIBOR for GBP debt):

•

US$118 million with 2015 maturity;

•

US$82 million with 2013 maturity; and

•

GBP 34 million with 2013 maturity.

The fair value of these swaps was €58 million at December 31, 2008 (€12 million at December 31, 2007 and €(8) million at December 31, 2006) and was accounted for in the balance sheet as financial derivatives with the offsetting booking taken to financial debt in accordance with hedge accounting under IAS 39.

The ineffective part of these interest rate transactions is considered to be negligible as the characteristics of the swaps perfectly match the characteristics of the underlying debt.

In addition, in 2005 the Group entered into US$400 million of 3-year interest rate swaps (with January 2, 2006 start date), under which Thomson receives three month US$ LIBOR and pays twelve month US$ LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached cancels the cap until such time as interest rates drop below the knock-out rate. In 2007, the maturity of these swaps was extended to January 2013. These interest rate swaps are mark-to-market and the gain or loss is recorded in finance costs (loss in 2008 of €7 million).

The future contractual cash flows of the Group’s interest rate swaps are shown in the table in note 26.3 along with the future cash flows of the Group’s debt.

(b)  Effective interest rates

The average effective interest rates on the Group’s consolidated debt are as follows:

	2008	2007	2006
Average interest rate on borrowings	4.47%	4.82%	4.25%
Average interest rate after interest rate hedging	4.24%	4.83%	4.26%
Average interest rate after currency swaps and interest rate hedging	3.91%	4.62%	4.30%

The average effective interest rate in 2008 on the Group’s consolidated deposits was 2.85% (2.95% in 2007).

2008 FORM 20-F – THOMSON GROUP / 255

Back to Contents

(c)  Sensitivity to interest rate movements

Interest rate movements impact the price of fixed rate financial assets and liabilities held at fair value and the interest income and expense of variable rate financial assets and liabilities. The Group has no significant fixed rate financial assets and liabilities held at fair value.

The percentage of the Group’s debt at floating rates taking into account interest rate hedging operations is as shown below. The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate (see Note 26.5 (b) above for more information about the Group’s classification between fixed and floating rate).

For the purposes of the table below and the classification as fixed rate or floating rate, the private placement notes, amounts drawn under the credit facility and the Group’s long term interest rate swaps are considered at their normal maturities even though they are considered as current due to the breach of the financial covenants and other limitations in the private placement notes and in the credit facility, as described in more detail in Notes 24 and 26.5(a).

(in € millions)	2008	2007	2006
Average debt	2,326	2,442	2,586
Percentage at floating rate	94%	82%	79%

The Group’s average deposits in 2008 amounted to €605 million, 100% at floating rate.

The Group’s debt and deposits are primarily in U.S. dollars and in Euros and thus fluctuations of EURIBOR and $-LIBOR will impact the Group’s interest income and expense. The Group believes a 1% fluctuation in interest rates is reasonably possible in a given year and the tables below show the maximum annual impact of such a movement, taking into account interest rate hedging operations. The impacts are calculated by multiplying the Group’s floating rate net debt after interest rate hedging in euros and in US dollars by 1%.

	2008		2007
	Euribor		Euribor
	- 1%	+ 1%	- 1%	+ 1%
Maximum annual impact on net interest expense in millions of Euro	(14)	14	(6)	6

	2008		2007
	Libor		Libor
	- 1%	+ 1%	- 1%	+ 1%
Maximum annual impact on net interest expense in millions of Euro	(13)	13	(7)	7

27.3    Liquidity risk and management of financing and capital structure

Liquidity risk is the risk of being unable to raise funds in the financial markets necessary to meet upcoming obligations. In order to reduce this risk, the Group pursues policies with the objectives of having continued uninterrupted access to the financial markets at reasonable conditions. These policies are developed based on regular reviews and analysis of its capital structure, including the relative proportion of debt and net worth in the context of market conditions and the Group’s financial projections.  Among other things these reviews take into account the Group’s debt maturity schedule, covenants, projected cash flows and financing needs. To implement these policies, the Group uses various long term and committed financings which may include net worth, debt, subordinated debt and committed credit lines.  For further information about the details of the Group’s net worth and debt please refer to Notes 23 and 26, respectively.

2008 FORM 20-F – THOMSON GROUP / 256

Back to Contents

The Group’s current access to the financial markets is limited due to its overall level of indebtedness and the covenants and other limitations in the private placement notes and the syndicated credit facility, as described in more detail in Notes 3.1, 24, 26.5(a) and 26.5(g).

The tables below show the future contractual cash flow obligations due on the Group’s debt and interest rate swaps. The interest rate flows due on floating rate instruments are calculated based on the rates in effect at December 31, 2008, December 31, 2007 and December 31, 2006, respectively. The cash flow obligations due to the reimbursement of principal differ from the amounts in the Group’s balance sheet debt due to the treatment of convertible bonds and interest rate swaps under IAS 39.

For purposes of the table below, the private placements notes and the long term interest rate swaps are presented at their original maturities even though they are considered current due to the breach of the financial covenants, as described in more detail in Notes 3.1 and 26.5(g). Another table shows all debt as current, in conformity with the presentation of the balance sheet.

	At December 31, 2008 as presented in balance sheet
(in € millions)	2009	2010	2011	2012	2013	Thereafter	Total
Floating rate priv. placements – principal	1,036	-	-	-	-	-	1,036
Floating rate priv. placements – interest	21	-	-	-	-	-	21
Fixed rate priv. placements – principal	-	-	-	-	-	-	-
Fixed rate priv. placements – interest	-	-	-	-	-	-	-
Floating rate other debt – principal	1,828	1	1	-	-	-	1,830
Floating rate other debt – interest	8	-	-	-	-	-	8
Fixed rate other debt – principal	-	3		4	-	12	19
Fixed rate other debt – interest	-	1	1	1	-	-	3
Interest rate swaps – receiver of fixed	10	-	-	-	-	-	10
Interest rate swaps – payer of fixed	-	-	-	-	-	-	-
Interest rate swaps – receiver of floating	4	-	-	-	-	-	4
Interest rate swaps – payer of floating	7	-	-	-	-	-	7

	At December 31, 2008 at original maturities
(in € millions)	2009	2010	2011	2012	2013	Thereafter	Total
Floating rate priv. placements – principal	66	-	21	50	100	100	337
Floating rate priv. placements – interest	60	17	16	16	12	5	126
Fixed rate priv. placements – principal	-	68	136	-	250	244	698
Fixed rate priv. placements – interest	-	41	34	31	25	43	174
Floating rate other debt – principal	1,828	1	1	-	-	-	1,830
Floating rate other debt – interest	44	39	33	33	1	1	151
Fixed rate other debt – principal	-	3	-	4	-	12	19
Fixed rate other debt – interest	-	1	1	1	-	-	3
Interest rate swaps – receiver of fixed	30	29	22	19	12	9	121
Interest rate swaps – payer of fixed	-	-	-	-	-	-	-
Interest rate swaps – receiver of floating	12	12	12	12	-	-	48
Interest rate swaps – payer of floating	20	20	17	15	6	4	82

2008 FORM 20-F – THOMSON GROUP / 257

Back to Contents

	At December 31, 2007
(in € millions)	2008	2009	2010	2011	2012	Thereafter	Total
Floating rate debt – principal	762	6	19	1	50	334	1,172
Floating rate debt – interest	52	19	18	16	15	42	162
Fixed rate debt – principal	-	64	70	151	6	366	657
Fixed rate debt – interest	40	36	32	26	23	24	181
Interest rate swaps – receiver of fixed	30	30	28	22	19	21	150
Interest rate swaps – payer of fixed	-	-	-	-	-	-	-
Interest rate swaps – receiver of floating	14	14	14	14	14	-	70
Interest rate swaps – payer of floating	43	43	41	35	32	23	217

	At December 31, 2006
(in € millions)	2007	2008	2009	2010	2011	Thereafter	Total
Floating rate debt – principal	1,277	25	22	21	23	151	1,519
Floating rate debt – interest	52	14	13	13	10	45	147
Fixed rate debt – principal	-	19	57	455	145	500	1,176
Fixed rate debt – interest	-	60	53	42	32	59	246
Interest rate swaps – receiver of fixed	27	27	27	26	21	39	167
Interest rate swaps – payer of fixed	-	-	-	-	-	-	-
Interest rate swaps – receiver of floating	16	16	-	-	-	-	32
Interest rate swaps – payer of floating	45	45	30	29	24	46	219

27.4    Equity instruments

At December 31, 2006, 2007 and 2008, Thomson had no outstanding equity derivatives on its shares.

In 2007, Thomson entered into a forward sale of a portion of its holding of a publicly traded company and lent the hedged shares in the framework of this operation. This sale has been accounted for as a cash flow hedge in accordance with IAS 39 and the change in market value of the hedge is recognized in net equity thereby offsetting the change in the market value of the underlying shares being hedged, also recognized in net equity. This transaction was settled at its maturity date in October 2008.

The mark-to-market value of the forward sale of quoted investments mentioned above are given in the current portion of the table in Note 24.

Thomson’s only significant equity holding is its participation in Videocon. The Group believes a 10% fluctuation in the share price is reasonably possible in a given year. Since the quoted value of its investment was significantly lower than its carrying value during more than 9 months, the investment was considered as impaired in 2008 and therefore the Group booked an impairment charge in financial result of €151 million. However assuming normal share movements, the impact of a variation in the share price is generally recognized in net equity. The table below shows the impact of such a movement on the year-end position, taking into account hedging operations. The value of the holding is based on the closing stock price at December 31 of each year.

(in € millions)	December 31, 2008		December 31, 2007		December 31, 2006
	+10%	-10%	+10%	-10%	+10%	-10%
Impact on Net Equity	4	(4) (*)	34	(34)	21	(21)

(*)

As the impairment of the Videocon Securities was booked through profit and loss in 2008, any subsequent increase in the value of the share price will impact equity and any subsequent decrease will impact the other financial expense.

2008 FORM 20-F – THOMSON GROUP / 258

Back to Contents

27.5    Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterparty credit rating is as follows:

Foreign exchange forwards: Counterparty’s rating (according to Standard & Poor’s)	2008	2007	2006
A-1+	27.6%	96.1%	92.6%
A-1	72.4%	3.9%	6.4%
A-2	-	-	1.0%
TOTAL	100%	100%	100%

All significant cash deposits are maintained with rated financial institutions.

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit: Counterparty’s rating (according to Standard & Poor’s)	2008	2007	2006
A-1+	65.3%	87.1%	95.4%
A-1	14.9%	6.0%	1.4%
A-2	2.7%	3.6%	1.3%
A-3	0.5%	2.4%	0.1%
BB+	-	-	-
B	-	0.2%	0.2%
Money Market funds	9.8%	-	-
Non rated financial institutions	6.8%	0.7%	1.6%
TOTAL	100%	100%	100%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Thomson. The maximum credit risk exposure on the Group’s cash and cash equivalents was €769 million at December 31, 2008. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

2008 FORM 20-F – THOMSON GROUP / 259

Back to Contents

27.6    Fair value of financial assets and liabilities

Balance sheet financial instruments

	31/12/2008		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available-for-sale financial assets	52	52	-	52	-	-
Derivative financial instruments (current and non-current assets)	85	85	85	-	-	-
Trade accounts and notes receivable	968	968	-	-	968	-
Borrowings (non-current)	22	11	-	-	-	22
Borrowings (current)	2,862	1,815	-	-	-	2,862
Derivative financial instruments (current and non-current liabilities)	46	46	46	-	-	-
Trade accounts and notes payable	968	968	-	-	968	-
Payables on acquisition of companies	1	1	-	-	1	-

	31/12/2007		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available-for-sale financial assets	397	397	-	397	-	-
Derivative financial instruments (current and non-current assets)	33	33	33	-	-	-
Trade accounts and notes receivable	918	918	-	-	918	-
Borrowings (non-current)	1,078	1,060	-	-	-	1,078
Borrowings (current)	745	745	-	-	-	745
Derivative financial instruments (current and non-current liabilities)	46	46	46	-	-	-
Trade accounts and notes payable	1,160	1,160	-	-	1,160	-
Other current liabilities (*)	19	19	-	-	-	19
Payables on acquisition of companies	7	7	-	-	7	-
(*) Advance proceeds from forward sale of certain financial investments; see Note 26.4.

2008 FORM 20-F – THOMSON GROUP / 260

Back to Contents

	31/12/2006		Breakout by category of instrument
	Balance sheet value	Fair Value	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost
Investments and available-for-sale financial assets	266	266	-	266	-	-
Derivative financial instruments (current and non-current assets)	15	15	15	-	-	-
Trade accounts and notes receivable	1,018	1,018	-	-	1,018	-
Borrowings (non-current)	1,393	1,394	-	-	-	1,393
Borrowings (current)	1,276	1,276	-	-	-	1,276
Derivative financial instruments (current and non-current liabilities)	61	61	61	-	-	-
Trade accounts and notes payable	1,032	1,032	-	-	1,032	-
Payables on acquisition of companies	13	13	-	-	13	-

The fair value of the above assets and liabilities was determined as follows:

•

investments and available-for-sale assets: see Note 17;

•

derivative financial instruments: see Note 25;

•

trade accounts and notes receivables and notes payables: The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to their net book value due to their short-term maturities;

•

borrowings (non-current): The fair value of the Group’s non-current borrowings is determined by discounting the cash flows related to the debt at the Group’s assumed corporate borrowing cost for the period. Such borrowing cost is determined by adding the CDS (credit default swap) at December 31, 2008 to the appropriate mid-swap reference rate for the period of the debt;

•

borrowings (current): At December 31, 2008 the fair value of the Group’s private placements and credit facility classified as current debt is determined by discounting the cash flows related to the debt using the original maturity at the Group’s assumed corporate borrowing cost for the period; for all other current debt the fair value is assumed to be the book value due to the short term maturity. At December 31, 2007 and December 31, 2006 the fair value of all current debt is assumed to be the book value due to the short term maturity;

•

payables on acquisition of companies: see Note 32.

2008 FORM 20-F – THOMSON GROUP / 261

Back to Contents

Note 28

Retirement benefit obligations

28.1    Summary of the benefits

(in € millions)	Pension plan benefits			Medical Post-retirement benefits			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Provision for post-employment benefits
Opening provision	365	438	494	38	134	445	403	572	939
Net Periodic Pension Cost	35	37	28	2	(58) (1)	(200) (1)	37	(21)	(172)
Benefits paid and contributions	(48)	(65)	(69)	(5)	(14)	(17)	(53)	(79)	(86)
Change in perimeter (2)	(6)	-	6	-	-	-	(6)	-	6
Reclassification in held for sale	-	3	1	-	3	-	-	6	1
Actuarial (gains) losses recognized in SORIE (3)	18	(38)	(17)	2	(18)	(60)	20	(56)	(77)
Currency translation differences	-	(10)	(5)	2	(9)	(34)	2	(19)	(39)
Closing provision	364	365	438	39	38	134	403 (*)	403 (*)	572 (*)
Reimbursement right recognized as an asset
Fair value at opening (4)				-	1	65	-	1	65
Net Periodic Pension Costs				-	-	(51) (1)	-	-	(51)
Actuarial gains/(losses) recognized in SORIE (3)				-	(1)	(8)	-	(1)	(8)
Benefits paid				-	-	(1)	-	-	(1)
Currency translation differences				-	-	(4)	-	-	(4)
Fair value at closing (4)				-	-	1	-	-	1

(1)

In 2006 and 2007, the Net Periodic Pension Cost includes the effects of the medical plan changes accounted for as a curtailment (see Note 28.2).

(2)

Change in perimeter in 2008 mainly relates to the sale of the Decoder plant in Genlis and to the sale of the Tuners activities to the newly formed joint-venture, NuTune. Change in perimeter in 2006 mainly relates to the acquisition of Canopus.

(3)

Statement of Recognized Income and Expense. As of December 31, 2008, 2007 and 2006, actuarial (gains) losses recognized in SORIE amount to €20 million, €(55) million and €(69) million, respectively.

(4)

These amounts are posted in other non-current assets.

(*)

Out of which current portion amounts to €71 million, €51 million and €67 million for December 31, 2008, 2007 and 2006, respectively.

(a)  Defined contribution plans

For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid. The pension costs of these plans, corresponding to the contributions paid, are charged in the statement of operations. The total contributions paid by Thomson amounted to €21 million in 2008, €17 million in 2007 and €24 million in 2006.

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

2008 FORM 20-F – THOMSON GROUP / 262

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

Medical Post-retirement benefits

In the US, Thomson Inc. provides to certain employees a post-retirement medical plan. Under this plan, employees are eligible for medical benefits if they retire at age 55 or older with at least 10 years of service in the main case. The plan also includes life insurance benefits. This plan was eligible to receive federal subsidies according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. Such plan is no longer available to newcomers since 2003.

On October 31, 2006 and consistent with many US companies, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees. This plan change mainly (i) eliminated benefit coverage for plan participants who were not yet 50 years old at January 1, 2007, (ii) increased the retirees’ share of costs of coverage at January 1, 2007 and (iii) eliminated benefit coverage at age 65 and beyond, commencing January 1, 2008.

In June 2007, Thomson has curtailed and eliminated certain post-retiree medical benefit to US employees which follows the first similar curtailment of October 2006. This plan changes mainly (i) increased gradually the retires’ share of costs for medical and drug benefits beginning on January 1, 2009, (ii) changed the medical and prescription drug design for 50-64 years olds and (iii) eliminated retiree life insurance for active employees.

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

In 2006, the net resulting effect is a €167 million gain at average US$/€ rate recorded in the income (shown in the balance sheet as a €211 million decrease of our obligation, a €51 million decrease of our reimbursement right and a decrease of unrecognized prior service cost of €7 million).

In 2007, the net resulting effect is a €63 million gain recorded in income (shown in the balance sheet as a €62 million decrease of our obligation and a decrease of unrecognized prior service cost of €1 million).

Reimbursement right recognized as an asset

Thomson recognized as a separate asset certain reimbursement rights in relation with its medical post-retirement benefits plan in the United States. These reimbursement rights resulted from federal subsidies to be received according to the US Medicare Prescription Drug Improvement and Modernization Act of 2003. As of December 31, 2008, 2007 and 2006, the carrying value of this asset amounts to nil, nil and €1 million, respectively and is posted in the caption “Other non-current asset”. The decrease of the carrying value of this asset in 2006 is mainly due to the impact of the medical plan change for €51 million.

2008 FORM 20-F – THOMSON GROUP / 263

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

28.2    Elements of the statement of operations

	Pension plan benefits			Medical post-retirement benefits			Total
(in € millions)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Service cost	(18)	(19)	(20)	-	-	(2)	(18)	(19)	(22)
Interest cost (1)	(30)	(29)	(29)	(2)	(5)	(17)	(32)	(34)	(46)
Expected return on plan assets (1)	12	11	11	-	-	-	12	11	11
Amortization of prior service costs	(2)	(2)	-	-	-	1	(2)	(2)	1
Effect of curtailment	3	2	10	-	63 (2)	218 (2)	3	65	228
TOTAL NET PERIODIC PENSION COST	(35)	(37)	(28)	(2)	58	200	(37)	21	172
Service costs on reimbursement rights				-	-	-	-	-	-
Financial components on reimbursement rights (1)				-	-	-	-	-	-
Effect of curtailment on reimbursement right				-	-	(51) (2)	-	-	(51)
NET PENSION COSTS	(35)	(37)	(28)	(2)	58	149	(37)	21	121

(1)

Out of which €20 million, €22 million and €33 million, net, are posted in Income from continuing Operations (see note 10 Net Finance costs) in 2008, 2007 and 2006, respectively.

(2)

Effect of curtailment relates to the medical post-retirement benefits plan changes which occurred in 2006 and 2007 as described above. The net gains of the medical plan changes amount to €63 million in 2007 and €167 million in 2006 and are mainly related to the Group’s former consumer-electronics business and as such mostly credited to Displays & CE Partnerships classified under Other activities. In 2007, the net curtailment gain is broken down into a €62 million gain on the liability and a €1 million gain on the unrecognized prior service cost. In 2006, the net curtailment gain is broken down into a €218 million gain on the liability (made of €211 million of obligation decrease and €7 million of unrecognized prior service cost) and a €51 million loss on the reimbursement right recognized as a non-current asset.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through “Other financial income (expense)”.

2008 FORM 20-F – THOMSON GROUP / 264

Back to Contents

28.3    Analysis of the change in benefit obligation

	Pension plan benefits			Medical post-retirement benefits			Total
(in € millions)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Change in benefit obligation
Benefit obligation at opening	(540)	(626)	(681)	(36)	(130)	(431)	(576)	(756)	(1,112)
Current service cost	(18)	(19)	(20)	-	-	(2)	(18)	(19)	(22)
Interest cost	(30)	(29)	(29)	(2)	(5)	(17)	(32)	(34)	(46)
Amendment	(4)	(3)	-	(1)	-	-	(5)	(3)	-
Business Combination / disposal (1)	6	-	(6)	-	-	-	6	-	(6)
Plan participants contribution	(1)	(1)	(1)	-	-	(8)	(1)	(1)	(9)
Curtailment / settlement	3	2	36	-	62	211	3	64	247
Actuarial gain / (loss)	29	45	13	(2)	18	60	27	63	73
Benefits paid	50	67	46	5	14	25	55	81	71
Currency translation differences	12	24	16	(2)	5	32	10	29	48
Other (5)	(20)	-	-	-	-	-	(20)	-	-
Benefit obligation at closing (3)	(513)	(540)	(626)	(38)	(36)	(130)	(551)	(576)	(756)
Benefits obligation wholly or partly funded	(207)	(224)	(272)	-	-	-	(207)	(224)	(272)
Benefit obligation wholly unfunded	(306)	(316)	(354)	(38)	(36)	(130)	(344)	(352)	(484)
Change in plan assets
Fair value at opening	174	187	183				174	187	183
Expected return on plan assets	12	11	11				12	11	11
Actuarial gain / (loss)	(47)	(7)	4				(47)	(7)	4
Employer contribution	20	36	65				20	36	65
Plan participant contribution	1	1	1				1	1	1
Settlement	-	-	(26)				-	-	(26)
Benefits paid	(21)	(37)	(41)				(21)	(37)	(41)
Currency translation differences	(13)	(17)	(10)				(13)	(17)	(10)
Other (5)	22	-	-				22	-	-
Fair value at closing (3)	148	174	187				148	174	187
Funded status (I)	(365)	(366)	(439)	(38)	(36)	(130)	(403)	(402)	(569)
Unrecognized prior service cost (II) (3)	1	1	-	(1)	(2)	(4)	-	(1)	(4)
Reclassification as held for sale (see Note 12) (III)	-	-	1	-	-	-	-	-	1
RETIREMENT BENEFIT OBLIGATIONS (I)+(II)+(III) (2)	(364)	(365)	(438)	(39)	(38)	(134)	(403)	(403)	(572)
Reimbursement rights recognized as an asset (4)	-	-	-	-	-	1	-	-	1
NET PENSION ACCRUALS	(364)	(365)	(438)	(39)	(38)	(133)	(403)	(403)	(571)

(1)

In 2008, mainly relates to the sale of the plant in Genlis and to the sale of the Tuners activities to the newly formed joint-venture, NuTune. In 2006, Business Combinations mainly relate to the acquisition of Canopus.

(2)

As Thomson has adopted the revised IAS 19, all actuarial gains and losses are recognized in the SORIE, there are no more unrecognized actuarial gains or losses.

(3)

For NAFTA subsidiaries/associates (which include US, Canada and Mexico), the pension benefits obligations are €135 million, €144 million and €180 million for 2008, 2007 and 2006, respectively (€68 million, €96 million and €108 million for plan assets). The medical post-retirement benefits obligations are €38 million, €37 million and €130 million (nil for plan assets and respectively €1 million, €2 million and €4 million for unrecognized actuarial prior service cost).

For German subsidiaries, the pension benefit obligation and the net pension accrual are €249 million, €255 million and €291 million for years ended December 31, 2008, 2007 and 2006, respectively.

(4)

Curtailment of the US medical benefit results in a reduction of the reimbursement right of €51 million in 2006.

(5)

These movements in 2008 are the result of the reclassification of the Swiss pension plan. The Swiss plan was previously categorized as defined contribution plans. However, all the risks associated with this plan are not guaranteed by the insurance company in charge of the plan’s funding. Therefore, the Swiss plan is treated as defined benefit plans in 2008.

Medical post-retirement benefits plans are wholly unfunded.

2008 FORM 20-F – THOMSON GROUP / 265

Back to Contents

The Group expects to contribute €37 million to its defined benefit plans in 2009.

The experience adjustments are the following over the last three years:

	Pension plan benefits			Medical post-retirement benefits
(in € millions)	2008	2007	2006	2008	2007	2006
Benefit obligation	(513)	(540)	(626)	(38)	(36)	(130)
Plan assets fair value	148	174	187	-	-	-
Experience adjustment on the obligation – actuarial (loss) / gain	(3)	(1)	3	(4)	13	32
Experience adjustment on the plan assets – actuarial (loss) / gain	(47)	(7)	4	-	-	-

28.4    Plan assets

When defined benefit plans are funded, mainly in the US, U.K., Switzerland and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.

The actual return on plan assets amounts to €(35) million, €4 million and €15 million for the years ended 2008, 2007 and 2006, respectively.

Thomson pension plans weighted-average asset allocations by asset category are as follows:

	Allocation of plan assets			Allocation of the fair value of plan assets
(in % and in € millions)	2008	2007	2006	2008	2007	2006
Equity securities	47%	51%	49%	69	89	92
Debt securities	48%	47%	51%	71	81	95
Other	5%	2%	-	8	4	-
TOTAL	100%	100%	100%	148	174	187

28.5    Assumptions used in actuarial calculations

	Pension benefits			Medical post-retirement benefits
	2008	2007	2006	2008	2007	2006
Weighted average discount rate	5.77%	5.63%	4.92%	6.47%	6.13%	5.72%
Weighted average expected return on plan assets	6.07%	6.36%	6.37%	-	-	-
Weighted average long term rate of compensation increase	2.87%	2.33%	2.38%	na	na	3.77%

2008 FORM 20-F – THOMSON GROUP / 266

Back to Contents

Discount rate methodology for the main benefits

United-States

The projected benefit cash flows under the US schemes are discounted using a yield curve determined based on AA rated corporate bonds and an equivalent single discount rate is derived resulting in the same liability. This single weighted discount rate used as of December 31, 2008 was 6.5%.

Euro-zone and UK

The discount rates used are determined based on AA rate corporate bonds common indexes. The discount rate used as of December 31, 2008 is 5.6% for the Euro-zone and 6.4% for the U.K.

Other assumptions

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

After the medical plan changes which occurred in 2006 and 2007, the average assumption rate for the increase of the health care cost pre 65 will be 5.25% for 2009, 5% for 2010 and years thereafter (nil for post 65).

Sensitivity analysis

The table below shows the sensitivity to change in healthcare costs and change in discount rate:

(in € millions)	Sensitivity of assumptions for 2008
1% increase in healthcare costs
Impact on medical post-retirement benefit 2008 expense	-
Impact on medical post-retirement benefit obligation as of December 31, 2008	1
1% reduction in healthcare costs
Impact on medical post-retirement benefit 2008 expense	-
Impact on medical post-retirement benefit obligation as of December 31, 2008	(1)
0.25% increase in discount rate
Impact on pension and medical post-retirement benefits 2008 expense	-
Impact on pension and medical post-retirement benefits obligation as of December 31, 2008	(13)
0.25% reduction in discount rate
Impact on pension and medical post-retirement benefits 2008 expense	-
Impact on pension and medical post-retirement benefits obligation as of December 31, 2008	14

2008 FORM 20-F – THOMSON GROUP / 267

Back to Contents

Note 29

Provisions for restructuring and other charges

29.1    Restructuring provisions

(in € millions)	December 31, 2008	December 31, 2007	December 31, 2006
Opening provisions	100	120	54
Current year expense (1)	266	143	154
Release of provision (1)	(11)	(16)	(31)
Usage during the period	(124)	(131)	(82)
Currency translation adjustment	-	(2)	(3)
Change in held for sale provision	-	5	29
Other movements (2)	(99)	(19)	(1)
CLOSING PROVISIONS	132	100	120
Of which current	115	75	72
Of which non-current	17	25	48
(1) Restructuring expenses, net of release have been posted as follows in the consolidated statement of operations:

(in € millions)	December 31, 2008	December 31, 2007	December 31, 2006
Profit from continuing operations
Termination costs	(122)	(68)	(65)
Impairment of assets (part of a restructuring plan) (2)	(50)	(14)	-
Other costs related to disposal of activities (2)	(32)	-	-
Continuing restructuring expenses	(204)	(82)	(65)
Profit from discontinued operations (2)	(51)	(45)	(58)
TOTAL RESTRUCTURING EXPENSES	(255)	(127)	(123)

(2)

These restructuring costs are reclassified in the balance sheet against assets prior to disposals and appeared therefore in the line “other movements” within the restructuring provision variation. The related reclassification for discontinued operations amounts to €19 million, €15 million and €4 million for years ended December 31, 2008, 2007 and 2006, respectively.

2008 FORM 20-F – THOMSON GROUP / 268

Back to Contents

29.2    Other provisions

(in € millions)	Warranty	Others (1)	Total (3)
As of January 1, 2006	38	224	262
Current period additional provision	81	73	154
Release of provision	(5)	(18)	(23)
Usage during the period (2)	(71)	(132)	(203)
Currency translation adjustments and other	(3)	6	3
As of December 31, 2006	40	153	193
Current period additional provision	71	30	101
Release of provision	(7)	(27)	(34)
Usage during the period	(61)	(47)	(108)
Currency translation adjustments and other	8	(21)	(13)
As of December 31, 2007	51	88	139
Current period additional provision	43	100	143
Release of provision	(12)	(14)	(26)
Usage during the period	(39)	(23)	(62)
Currency translation adjustments and other	3	8	11
AS OF DECEMBER 31, 2008	46	159	205

(1)

Others include mainly provision for risk and litigation and for onerous contracts.

(2)

For the year ended December 31, 2006, the usage within “other” is mainly related to the contractual payments made by Thomson for the sale of its Displays’ plant in Anagni.

(3)

Split of total provisions between non-current and current:

•

as of December 31, 2008, €103 million classified as non-current and €102 million as current;

•

as of December 31, 2007, €50 million classified as non-current and €89 million as current;

•

as of December 31, 2006, €107 million classified as non-current and €86 million as current.

2008 FORM 20-F – THOMSON GROUP / 269

Back to Contents

Note 30

Share-based payments

Stock option plans and dilutive potential ordinary shares

On September 1, 2008, the Board of Directors approved a new stock option plan for Mr. Rose, detailed in the table below in the line “Plan 2008”. In April 2009, Mr. Rose waived its right to all the stock options of this plan.

As of December 31, 2008, the total number of outstanding stock options is 12,260,765 made of 8,961,425 options granted to employees and directors and 3,299,340 options granted to employees and directors that are not in the scope of IFRS 2 because of IFRS 1 exemptions. The detail of options is disclosed thereafter.

In accordance with the transition provisions of IFRS 2 “Share-based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2, with the other plans being disclosed later in this section:

	Type of plan	Grant date	Number of options granted	Initial number of beneficiaries	Vesting date	Contractual option life	Exercise price	Estimated fair values of the options granted	Number of options cancelled since the beginning of the plan	Number of options outstanding
Plan 3	Subscription options	September 22, 2004	3,599,900	574	50% as of September 22, 2007 50% as of September 22, 2008	10 years	Euros 16.00	Euros 6.53	1,281,190	2,318,710
Plan 4	Purchase options	April 19, 2005	719,400	93	50% as of April 19, 2008 50% as of April 19, 2009	10 years	Euros 20.82	Euros 7.32	203,200	516,200
Plan 5	Purchase options	December 8, 2005	1,993,175	390	50% as of December 8, 2008 50% as of December 8, 2009	10 years	Euros 17.73	Euros 6.25	593,250	1,399,925
Plan 6	Subscription options	September 21, 2006	2,739,740	485	50% as of September 21, 2008 50% as of September 21, 2009	8 years	Euros 12.49	Euros 3.22	574,250	2,165,490
Free Share Plan	Free Shares	June 21, 2007	464,060	23,203	From June 21, 2009 to June 21, 2011	-	-	From euros 12.41 to euros 13.08	96,060	368,000
LTIP (*)	Free Shares	October 17, 2007	368,696 (1)	124	From October 17, 2009 To October 17, 2010	-	-	From euros 10.74 to euros 11.11	368,696 (1)	- (1)
Plan 7	Subscription options	December 14, 2007	1,307,100	482	50% as of December 14, 2009 50% as of December 14, 2010	8 years	Euros 10.43	Euros 2.08	114,000	1,193,100
Plan 2008	Subscription options	September 1, 2008	1,000,000	1	50% as of September 1, 2010 50% as of September 1, 2011	10 years	Euros 3.75	Euros 0.83	-	1,000,000
(1) Assessment subject to realization of grant suspensive conditions. (*) Long Term Incentive Plan (LTIP).

2008 FORM 20-F – THOMSON GROUP / 270

Back to Contents

Movements in the number of share options outstanding and their related weighted average exercise prices are as follow:

	Number of share options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2006	6,096,965	17.1 (ranging from €16 to €20.82)
Out of which exercisable	-	-
Granted	2,739,740	12.5
Forfeited	(530,390)	16.5
Outstanding as of December 31, 2006 (with an average remaining contractual life of 8 years)	8,306,315	15.6 (ranging from €12.49 to €20.82)
Out of which exercisable	-	-
Granted	2,139,856	6.4
Forfeited	(1,063,500)	15.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 8 years – excluding free shares)	9,382,671	13.5 (ranging from €0 to €20.82)
Out of which exercisable	1,293,030	16
Granted	1,000,000	3.8
Forfeited	(1,421,246)	10.2
Outstanding as of December 31, 2008 (with an average remaining contractual life of 7 years – excluding free shares)	8,961,425	12.9 (ranging from €0 to €20.82)
Out of which exercisable	4,359,518	15.7

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

Retention agreements in connection with acquisitions

Inventel: On March 29, 2005, Thomson acquired 100% of Inventel.

In addition to the total consideration paid for the acquisition, a maximum number of 1,760,000 Thomson shares were granted at a cost of €20.72 per share depending on retention conditions and vest 50% on July 1, 2006 (exercisable until September 30, 2007) and 50% on July 1, 2007 (exercisable until February 29, 2008). The options vested on July 1, 2007 were not exercised. These 880,000 options are cancelled as of June 30, 2008.

2008 FORM 20-F – THOMSON GROUP / 271

Back to Contents

At grant date, the weighted estimated fair value of the option granted to Inventel employees amounted to €3.20 per option. At December 31, 2008, all options related to the Inventel acquisition are expired.

Cirpack: On April 20, 2005, Thomson acquired 100% of Cirpack.

In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 Thomson shares were granted at a cost of €20.23 per share depending on retention conditions and vest 50% in April 20, 2006 and 50% in April 20, 2007. At grant date, the weighted estimated fair value of the option granted to Cirpack employees amounted to €1.80. The options vested on April 20, 2006 and April 20, 2007 were not exercised. No Cirpack options are therefore outstanding as of December 31, 2008.

Summary of the movement of options in connection with TTE, Cirpack and Inventel:

	Number of share options for retention plans	Weighted Average Exercise Price (in €)
Outstanding as of January 1, 2006 (with an average remaining contractual life of 1 year)	4,195,087	18.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-
Exercised (TTE)	(225,343)	0.0
Forfeited	(4,176)	0.0
Expired	(1,050,878)	20.2
Outstanding as of December 31, 2006 (with an average remaining contractual life of 1 year)	2,914,690	19.8 (ranging from €0 to €20.7)
Out of which exercisable	-	-
Exercised (TTE)	(28,985)	0.0
Forfeited	(74,827)	0.0
Expired	(1,930,878)	20.5
Outstanding as of December 31, 2007	880,000	20.7
Out of which exercisable	880,000	20.7
Expired	(880,000)	20.7
Outstanding as of December 31, 2008	-	-

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

2008 FORM 20-F – THOMSON GROUP / 272

Back to Contents

The inputs into the model were as follows:

	For stock options plans granted in					For TTE option plan granted in 2004	For Cirpack option plan granted (*) in 2005	For Inventel option plan granted in 2005
(in % and in euro)	2008	2007	2006	2005	2004
Weighted average share price at measurement date	3.20	9.98	12.41	18.4	16.5	15.5	17.8	21.3
Weighted average exercise price	3.75	10.43	12.49	18.6	16	0	20.2	20.7
Expected volatility	35%	28%	30%	35%	35%	N/A	24%	21%
Expected option life (**)	6 years	5 years	5 years	7 years	9 years	2 years	1 year	3 years
Risk free rate	4.0%	4.1%	3.6%	3.6%	4%	4%	2.7%	2.8%
Expected dividend yield	2.8%	3.4%	2.25%	1.8%	1.8%	1.8%	1.8%	1.8%
Fair value at measurement date	0.83	2.08	3.2	6.5	6.5	15.1	- (*)	3.2

(*)

Cirpack’s plan required remeasurement at each balance sheet date because it could be cash settled. The change in fair value (nil in 2008, €(0.1) by option in 2007 and €(0.6) by option in 2006) is recognized at each balance sheet date as compensation expense with counterpart in liabilities.

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

For the Free Share Plan and the Long Term Incentive Plan, Thomson considered an expected turnover in a range between 3% and 10% based on historical data of related beneficiaries, a share price of respectively Euros 13.79 and Euros 10.96, a dividend rate between 2.6% and 3.4% and determined the fair value at measurement date in a range of Euros 10.7 to Euros 13.1 per share.

Compensation expenses charged to income

(€ in million)	2008 (*)	2007 (*)	2006 (*)
Employees subscription options plans	(3)	(10)	(10)
Retention Plans (**)	-	-	(3)
TOTAL	(3)	(10)	(13)

(*)

The counterpart of this expense has been credited for €3 million to equity in 2008 (€9 million to equity in 2007 and €14 million to equity and €(1) million to liability in 2006).

(**)

Out of which €1 million for the year ended December 31, 2006 are related to other than Thomson employees.

2008 FORM 20-F – THOMSON GROUP / 273

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

	Plan 1	Plan 2	TTE Options
Type of plan	Purchase options	Subscription options
Day of grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	July 31, 2004
Number of options granted	4,018,500	3,540,300	141,838
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005	August 31, 2004
Option life	10 years	10 years	August 31, 2004
Exercise price (in €)	55.90	31.50	-

The detail of stock options (excluding BASAs) not accounted for under IFRS 2 because of IFRS 1 exceptions is as follows:

	Number of options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 20[06] (with an average remaining contractual life of 8 years)	4,420,950	22.0
Out of which exercisable	905,200	45.1
Forfeited	(286,740)	19.0
Outstanding as of December 31, 2006 (with an average remaining contractual life of 7 years)	4,134,210	22.2
Out of which exercisable	865,900	45.5
Forfeited	(507,150)	21.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 6 years)	3,627,060	22.2
Out of which exercisable	2,187,680	26.3
Forfeited	(327,720)	19.0
Outstanding as of December 31, 2008 (with an average remaining contractual life of 5 years)	3,299,340	22.6
Out of which exercisable	3,299,340	22.6

(*)

Granted before November 7, 2002 and/or vested as of January 1, 2005.

2008 FORM 20-F – THOMSON GROUP / 274

Back to Contents

Note 31

Other current and non-current liabilities

(in € millions)	2008	2007	2006
Non-current royalties	1	-	19
Other	45	59	52
TOTAL OTHER NON-CURRENT LIABILITIES	46	59	71
Taxes payable	76	86	68
Current royalties	118	146	170
Payables for PPE, intangible assets and contracts	55	17	18
Other	299	298	415
TOTAL OTHER CURRENT LIABILITIES	548	547	671

Note 32

Payables on acquisition of companies

As of December 31, 2008, the Group has a total debt related to acquisitions of €6 million (€1 million classified as current and €5 million in non-current liabilities), related mainly to the business acquired from Televisa (see Note 5).

As of December 31, 2007, the Group has a total debt related to acquisitions of €7 million related mainly to an earn-out payment on the acquisition of 20% of minority interests of Technicolor Digital Cinema LLC. This amount was fully paid in 2008.

As of December 31, 2006, the Group has a total debt related to acquisitions of €13 million related mainly to acquisition of NOB CMF. This amount was fully paid in 2007.

2008 FORM 20-F – THOMSON GROUP / 275

Back to Contents

Note 33

Earnings per share

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	2008	2007	2006
Numerator: Adjusted profit (loss) from continuing operations attributable to ordinary shareholders (in € millions) (1)	(1,825)	220	252
Denominator (weighted shares in thousands)	262,940	288,600	287,586
Of which
SLP convertible bond (September 2004)	-	24,558	23,977
Cirpack and Inventel options (weighted)	-	966	2,291
Other stock options (*)	-	26	126

(*)

Some stock options plans are not considered as dilutive instruments but could become dilutive depending on the share price level of the Group.

(1)

Profit (loss) from continuing operations is adjusted by the following items:

(in € millions)	2008	2007	2006
Profit (loss) from continuing operations	(1,809)	251	264
Profit (loss) from continuing operations attributable to ordinary shareholders	(1,806)	251	264
Dividends payable on subordinated notes (net of tax)	(19)	(19)	(19)
Profit (loss) from continuing operations attributable to ordinary shareholders for basic earnings p er share	(1,825)	232	245
Cancellation of the fair value (gain) / loss on the derivative element of the SLP convertible bond and of the interests expensed in the period (net of tax)	-	(12)	7
Adjusted profit (loss) from continuing operations attributable to ordinary shareholders for diluted earnings per share	(1,825)	220	252

2008 FORM 20-F – THOMSON GROUP / 276

Back to Contents

Note 34

Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	2008	2007	2006
Europe	7,863	8,552	9,267
North America	10,211	10,571	10,984
Asia (1)	2,055	2,972	6,648
Other countries (2)	2,646	2,587	2,729
Total number of employees	22,775	24,682	29,628
Number of employees in entities accounted for under the equity method (*)	2,655	-	-
(*) Mainly the joint-venture with NXP, NuTune
(1) Of which People’s Republic of China including Hong Kong	672	1,067	5,053
(2) Of which Mexico	1,527	1,650	1,955

The total “Employee benefits expenses” (including only people employed in the consolidated entities) is detailed as follows:

(in € millions)	2008	2007	2006
Wages and salaries	949	1,040	1,072
Social security costs	173	185	204
Compensation expenses linked to share options granted to directors and employees (1)	3	10	12
Pension costs – defined benefit plans (2)	37	(21)	(121)
Termination benefits and other long-term benefits (3)	154	113	120
TOTAL EMPLOYEE BENEFITS EXPENSES (EXCLUDING DEFINED CONTRIBUTION PLANS) (4)	1,316	1,327	1,287
Pension costs – defined contribution plans	21	17	24

(1)

See Note 30.

(2)

See Note 28.

(3)

Include termination costs of €154 million, €113 million and €119 million in 2008, in 2007 and 2006, respectively. These costs were posted in restructuring expenses in the statement of operations (see Note 29).

(4)

The defined contribution expenses paid within a legal and mandatory social regime are included in Employee benefits expenses shown above.

2008 FORM 20-F – THOMSON GROUP / 277

Back to Contents

Note 35

Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

(a)  Acquisition of subsidiaries, associates and investments

(in € millions)	2008	2007	2006
Nextamp	-	-	(2)
VCF Thématiques	-	-	(17)
Canopus	-	-	(83)
Convergent	-	-	(32)
Thalès Broadcast & Multimedia	-	-	(133)
NOB CMF	-	(11)	(6)
SyncCast	-	(9)	-
Technicolor Universal Media Services LLC	-	(11)	-
ITV contract	-	(7)	-
Inventel (deferred payment)	(5)	-	-
Technicolor Digital Cinema LLC (deferred payment)	(5)	-	-
Other	(6)	(14)	(8)
Acquisition of investments	(16)	(52)	(281)
Less: cash position of companies acquired	-	1	26
ACQUISITION OF INVESTMENTS, NET	(16)	(51)	(255)

(b)  Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson factors certain continuing operations’ trade accounts receivable in Europe and North America. without recourse in 2008, 2007 and 2006 for an amount of €41 million, €273 million and €186 million, respectively.

(c)  Net operating cash generated from continuing operations

In 2006, the €548 million positive operating cash flow from continuing activity has been adversely impacted by a cash out of €46 million in the Displays and CE partnership segment which was mainly caused by the settlements agreed upon with TTE and TCL linked to the TV exit, which are non-recurring, and did not qualify under IFRS 5 to discontinued classification.

(d)  Net cash used in discontinued operations

In 2008, the cash outflows related to discontinued operations amount to €179 million (including €162 million of operating cash outflow).

In 2007, the cash outflows related to discontinued operations amount to €180 million (including €57 million of investing cash inflow received from the disposals of Audio-Video and Accessories business).

In 2006, the cash outflows related to discontinued operations amount to €306 million.

2008 FORM 20-F – THOMSON GROUP / 278

Back to Contents

Note 36

Contractual obligations and other commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2008 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees granted contractually, in particular for the play-out activity within Network Services and long-term contracts related to the Broadcast activity are not included in this table.

In the normal course of its activity, the Technicolor Division may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

2008 FORM 20-F – THOMSON GROUP / 279

Back to Contents

Unconditional and conditional future payments		Amount of commitments by maturity
(in € millions)	December 31, 2008	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years
Unconditional future payments
On-balance sheet obligations:
Financial debt excluding finance leases (1)	2,867	2,859	3	2	3
Finance leases (2)	17	3	2	4	8
Payables on acquisition and disposal of companies	6	1	3	2	-
Off-balance sheet obligations:
Operating leases (3)	358	89	124	75	70
Purchase obligations (4)	249	167	57	25	-
Other unconditional future payments (5)	17	6	6	3	2
TOTAL UNCONDITIONAL FUTURE PAYMENTS (*)	3,514	3,125	195	111	83
Conditional future payments
Off-balance sheet obligations:
Guarantees given (6)	45	16	17	-	12
Standby letters of credit (7)	17	17	-	-	-
Other conditional future payments (8)	33	12	15	4	2
TOTAL CONDITIONAL FUTURE PAYMENTS (*)	95	45	32	4	14

(*)

“Total Unconditional future payments” and “Total Conditional future payments” as of December 31, 2007 amounted respectively to €2,475 million and €147 million on continuing entities.

(1)

Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Technicolor Division (€15 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for €87 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for €111 million.

(5)

Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6) These guarantees comprise:

•

guarantees given for disposal of assets for €10 million;

•

guarantees for customs duties and legal court proceedings for €23 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period;

•

various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favour of US employer insurance companies for €17 million.

(8)

Conditional obligations mainly include contingent earn out payments for €8 million related to past acquisitions.

Additional information:

•

guarantees and commitments received amount to €154 million as of December 31, 2008. This amount is related to the royalties from licensees within the Technology Division;

•

the above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount respectively to zero and to €20 million as of December 31, 2008.

2008 FORM 20-F – THOMSON GROUP / 280

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

(in € millions)	December 31, 2008
Currency swaps	762
Forward exchange contracts	640
Interest rate swaps	841
Foreign exchange options	127
TOTAL COMMITMENTS GIVEN	2,370
Currency swaps	766
Forward exchange contracts	637
Interest rate swaps	841
Foreign exchange options	98
TOTAL COMMITMENTS RECEIVED	2,342

Operating leases

At December 31, 2008, commitments related to future minimum and non-cancellable lease payments are detailed below:

(in € millions)	Minimum future lease payments (1)	Future lease payments commitments received (2)	Net value of future lease commitments
2009	89	(9)	80
2010	69	(9)	60
2011	55	(9)	46
2012	42	(7)	35
2013	33	(6)	27
After 5 years	70	(6)	64
TOTAL	358	(46)	312
(1) Minimum operating lease payments shown are not discounted. (2) Includes mainly operating lease payments from customers of our Network Services activities within the Technicolor Division.

The main operating leases relate to the office buildings in Boulogne and Indianapolis:

•

the office building located in Boulogne-Billancourt, France which was sold on February 29, 2000. and subsequently leased back from the purchaser until 2009;

•

the US office building (administration and technical services buildings) was sold in March 2000 and subsequently leased back from the purchaser until 2012.

On April 22, 2008, Thomson signed a commitment for a new operating lease for its headquarters in France that will be available in October 2009 in Issy-les-Moulineaux near Paris. The lease cost (€8.8 million per year) is comparable to the present lease in Boulogne and is for a duration of 9 years from October 2009. If between now and the anticipated moving date (October 2009), Thomson decides finally not to move to this new location, the lease gives Thomson the possibility to substitute a lessee of its choice (as defined in the contract) without any further legal commitment. Because the lease is legally cancellable at any time until the moving date, no minimum lease payment is included in the table above.

2008 FORM 20-F – THOMSON GROUP / 281

Back to Contents

The net operating lease expense of the Group in 2008 was €96 million (€105 million in rental expense and €9 million in rental income).

Note 37

Contingencies

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and when the probability of a loss is probable and it can be reasonably estimated.

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

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4 million and (ii) tax penalties amounting to €4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, at the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003. The appeal judgment published on November 20, 2006, was partially positive for Videocolor, as the Court confirmed an assessment amounting to €2 million, including penalties. The company appealed the sentence to the Supreme Court, as this assessment is not based on the OECD principle on transfer prices. In addition, the Court made a material mistake when calculating the revised assessment, adding a further charge of €1.8 million. The company appealed this sentence as well to the Supreme Court.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3 million and €2 million, respectively and (ii) tax penalties amounting to €3 million and €2 million, respectively. Videocolor challenged the assessments at the competent tax jurisdiction on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision. On December 12, 2007, the Court decided in favour of Videocolor, confirming the previous favourable sentence. On July 25, 2008, the Direct Tax Office appealed these sentences to the Supreme Court.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to €0.1 million and (ii) penalties amounting to €0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

2008 FORM 20-F – THOMSON GROUP / 282

Back to Contents

MSI

On May 24, 2006, the “Guardia di Finanza” concluded global tax verification on Thomson Multimedia Sales Italy (now called MSI) related to 2003 and issued a report challenging (i) some deductions, (ii) the tax benefits of the legal entities reorganization and (iii) the recovery of VAT on sales commissions. The “Guardia di Finanza” also considered that, for the period 2001-2005, the French entity Thomson Sales Europe had a permanent establishment in Italy.

On November 24, 2008 a settlement was concluded with the Tax Office of Milan for a total amount of €5 million without recognizing any responsibility. Therefore, this case is now closed.

Camcorders imported into France

French Customs Authorities, in May 2007, gave notice to Thomson Sales Europe SAS (TSE) of an assessment on the imports of camcorders between June 1999 and October 2002, by which they claim retroactively duties for an amount of €2 million on the basis of an alleged wrong classification. Thomson appealed and the court rejected the Customs assessment. Having understood that Customs Authorities will not appeal this judgment, the case is now closed.

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the US District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the US District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the US Federal Circuit Court of Appeals. On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue. As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings. Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit. Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing. In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field. A bench trial on the issue of whether Gemstar had sub-licensing rights with respect to the remaining patent was held in March 2007. On July 20, 2007, the Court rendered a decision ruling that Gemstar had no sub-licensing rights with respect to the remaining patent in suit.

On May 23, 2008, Thomson filed suit in the Hamilton County, Indiana Superior Court against Gemstar – TV Guide International and Gemstar Development Corporation seeking a court declaration that the Gemstar entities owe Thomson defense and indemnity in the Superguide litigation, together with compensatory and punitive damages and attorney’s fees. On October 13, 2008, Thomson entered into a License and Settlement Agreement with Superguide fully resolving all issues in connection with the Superguide lawsuit. Thomson’s indemnity lawsuit against the Gemstar entities continues, and is currently scheduled for trial in June 2009.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16 million.

On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment. The assessment was again maintained by the Court of Appeal in a judgement rendered in March 2008. Thomson appealed at the Italian Supreme Court. The Spanish Courts rejected Thomson’s position in July 2005 and in December 2007. The appeal to the Spanish Supreme Court was not accepted because the amount was considered as too small. Therefore Thomson will pay an amount of €0.4 million and wait for the outcome of the European Court of Justice before starting new legal proceedings in Spain.

2008 FORM 20-F – THOMSON GROUP / 283

Back to Contents

The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Thomson. Thomson filed in July 2007 an appeal at the European Court of Justice against the European Commission.

Thomson still firmly believes that it has correctly declared and paid duty on the imported televisions concerned, accordingly strongly disputes the grounds of these re-assessments.

Set top boxes imports into the European Union

Between 2004 and 2008, the European Commission, on one side, and the European Broadcasters and set top box manufacturers, on the other side, were engaged in discussions regarding the customs duty classification of set top boxes with hard disk drives (STB HDD). The broadcasters and manufacturers considered that the STB HDD should have been classified under a heading subject to a 0% duty rate. In May 2008, the European Commission issued an Explanatory Note to the Combined Nomenclature which classified the STB HDD as consumer electronic products with a duty rate of 13.9%. In December 2008, Her Majesty’s Revenue & Customs in the UK issued Thomson Broadband UK (TBUK) with a first demand for customs duty at the new rate on imports of STB HDD into the European Union for the period December 2005 to May 2006 for an amount of GBP 2.5 million (this amount has since been reduced). TBUK will vigorously contest the demand for duty, as it firmly believes that the new classification based on the Explanatory Note is wrong in law.

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc. The Association is alleging they were exposed to various contaminants during the course of their employment, which allegedly (1) caused them to suffer various diseases, including cancer, or (2) caused them emotional distress from fear that their employment increased their risk of contracting disease. The Association claims damages in the amount of TWD 2.4 billion (€52 million at December 31, 2008 closing rate) to compensate the members of the Association for the alleged injury suffered by the former plant employees who worked at the facility from its inception until its closure in 1992. In 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. Shortly thereafter, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in August 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. The parties have subsequently filed a number of briefs addressing procedural and substantive issues. The Association recently attempted to add TCE Bermuda, Thomson Inc., Thomson SA, and General Electric Company as defendants in the lawsuit. In addition, in September 2008, a new judge was appointed to preside over the case. The case is being vigorously defended. It is unclear how the attempt to add defendants and the appointment of a new presiding judge will impact the progress of the case.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation (“Pegasus”) and Personalized Media Communications, L.L.C. (“PMC”) filed suit in the US District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the US District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pre-trial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc. Pioneer Corp., EchoStar Communications Corp., and other parties. In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the US District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the US District Court for the District of Delaware, where pursuant to an order of the US District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the US Patent and Trademark Office (“USPTO”).

2008 FORM 20-F – THOMSON GROUP / 284

Back to Contents

Pegasus claims damages in the form of royalties for some or all of the satellite integrated receivers/decoders (“IRD’s”) the Company has sold. Through the end of 2008, the Company has sold over 54.2 million IRD units that might be impacted by this litigation. Pegasus has not yet definitively set forth in the litigation the per unit royalty figure or damages sum they seek in the case.

Pegasus also seeks an injunction to prohibit further sales of IRD’s which allegedly infringe the patents in suit. If Pegasus were successful in the litigation and able to convince the Court to enter a permanent injunction, the Company’s IRD sales could be disrupted.

The USPTO issued final office actions on all seven patents rejecting almost all of the claims being asserted against Thomson in the litigation as unpatentable. Subsequently, on October 2, 2007 the USPTO issued a notice of intent to issue a re-examination certificate allowing the amended claims of one patent (US Patent Number 5,233,654 (the “654 Patent”) thereby modifying its initial favourable office action with respect to the ’654 Patent only. On October 31, 2007, Pegasus and PMC filed a motion with the Delaware District Court seeking limited relief from the May 2003 stay in order to allow Pegasus and PMC to seek a preliminary injunction with respect to the ’654 Patent which motion has been denied by the Court. With respect to the remaining six patents, Pegasus and PMC have initiated and continue to prosecute appeals of the USPTO’s final favourable office actions before the Board of Patent Appeals and Interferences (“BPAI”). On June 30, 2008, the BPAI issued a decision affirming the USPTO’s rejection of claims with respect to two of the six patents on appeal, US Patents 4,704,725 and 4,694,490.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the US District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s US patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling to the US Federal Circuit Court of Appeals. In July 2006, the parties entered into a Settlement and License Agreement resolving all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the US District Court for the District of Delaware. Each suit alleges that defendants Fox and NBC infringe US Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “627 patent”) by its transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard. Both Fox and NBC have subsequently demanded that Thomson defend and indemnify them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, a company which Thomson acquired in December 2005. While Thomson has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Thomson has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case. On November 8, 2008, the District Court issued an order construing the claims of the ’627 patent. Rembrandt concedes that it cannot prove infringement of the patent under the Court’s claim construction, and the parties are exploring the possibility of entering an agreed judgment of non-infringement which would allow for termination of the District Court proceedings and an immediate appeal by Rembrandt to the Federal Circuit Court of Appeals.

2008 FORM 20-F – THOMSON GROUP / 285

Back to Contents

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (“DOJ”) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (“CRT”) industry, including Color Picture Tubes (“CPT”) and Color Display Tubes (“CDT”) businesses. On January 9, 2008, Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the “EC”) also relating to the CRT industry. Thomson received two further requests for information from the EC on January 16, 2009, and January 19, 2009, respectively. In addition, class action law suits asserting private antitrust claims have been filed against Thomson on January 28, 2008 and subsequently (and other companies currently or formerly in the CRT industry) in the United States and have been or will be consolidated in the Northern District of California. Thomson sold its CPT business in 2005 and never had activity in the CDT business. The Company is taking measures it considers appropriate to respond to the subpoena and the EC request. Thomson has commenced an investigation, with the assistance of external legal counsel, to determine whether conduct involving its former CPT business could have infringed Article 81 of the EC Treaty or section 1 of the Sherman Act. Thomson’s investigation is on-going and it is too early at the present time to assess the extent of any liability that Thomson may incur in consequence of these investigations or the class action law suits.

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

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company.  TCETVT (a subsidiary of Thomson) owned and operated the facility from approximately 1988 to 1992, when it was sold to an entity outside the Group.  Soil remediation was completed in 1998.  In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility.  The groundwater remediation process is underway.  It is Thomson’s position that General Electric Company has a contractual obligation to indemnify Thomson with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

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

2008 FORM 20-F – THOMSON GROUP / 286

Back to Contents

Note 38

Related party transactions

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(in € millions)	2008	2007	2006
Balance sheet items
Trade receivables
TCL Multimedia (1)	na	na	24
Screenvision	5	4	2
Other related parties
– France Telecom and its subsidiaries (2)	41	10	8
– Microsoft Corporation and its subsidiaries (3)	15	4	17
Trade payables
– France Telecom and its subsidiaries	1	4	1
– Microsoft Corporation and its subsidiaries	3	6	7
– ST Microelectronics	1	-	-
– NXP	1	na	na
Loan receivable
TCL Multimedia (1)	na	na	36
Financial debt and liability
– Silver Lake Partners (nominal amount) (4)	-	(340)	(380)
Statement of operations items
Revenues
TCL Multimedia (1)	na	na	76
Screenvision	10	13	11
Other related parties
– France Telecom and its subsidiaries	156	201	223
– Microsoft Corporation and its subsidiaries	33	59	101
Expenses
– ST Microelectronics	(51)	(60)	(89)
– NXP	(6)	na	na
– Microsoft Corporation and its subsidiaries	(18)	(7)	(41)
– France Telecom and its subsidiaries	(21)	(24)	(27)
Finance costs – net
– Silver Lake Partners (4)	-	19	(14)

(1)

Corresponds mainly to TCL Multimedia and its subsidiaries (including TTE). Since November 3, 2006 Thomson has no significant influence, the remaining interest is classified as available-for-sale financial asset and the Group determines that TCL Multimedia ceased to be a Thomson related party from this date. Related parties transactions with TCL Multimedia are disclosed until December 31, 2006.

(2)

Since May 2004, Mr. Lombard, CEO of FT since March 1, 2005, is a Director of Thomson. As a consequence, FT is a related party of Thomson.

(3)

Henry P. Vigil, Senior Vice President of Microsoft Corporation is a member of the Board of Directors of Thomson. As a consequence, Microsoft is a related party of Thomson.

(4)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC that were fully repaid on September 22, 2008 (see Note 26). As of December 31, 2007 and 2006, Thomson has a financial debt toward SLP amounting to €340 million (US$500 million) and €380 million (US$500 million), respectively (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of €318 million and €346 million as of December 31, 2007 and 2006, respectively (excluding second half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to nil and €38 million as of December 31, 2007 and 2006, respectively. Change in fair value of the derivative instrument is charged to finance costs of the Group (see Note 10). For the period ended December 31, 2007 and 2006, Thomson recognized financial income of €37 million and €6 million (including €3 million and €2 million exchange gain for the period ended December 31, 2007 and 2006 respectively). For the years ended December 31, 2008, 2007 and 2006, Thomson incurred financial expenses in an amount of €7 million, €10 million and €12 million, respectively, toward SLP. For the period ended December 31, 2008, 2007 and 2006, Thomson incurred also other operating expenses in an amount of €2 million for each period toward SLP. As Mr. Roux is not a Director of Thomson since October 21, 2008, Silver Lake Partners ceased to be a Thomson related party from this date. Related parties transactions with SLP are disclosed until December 31, 2008.

2008 FORM 20-F – THOMSON GROUP / 287

Back to Contents

Other transactions with related parties in 2008

On December 2007, Thomson, France Telecom and Sagem formed Soft At Home to develop a standard for the networking of the home media equipments, a joint venture in which Thomson acquired 20% for an initial consideration of €7 thousand further followed by a €2 million capital increase in 2008.

Key Management Personnel Compensation

Compensation expenses to Board members have been approved by our shareholders meetings held on May 7, 2004 and November 10, 2002. Compensation payments to Board members in 2008, 2007 and 2006 for board meetings held in 2007, 2006 and 2005 amounted to €450,000, €450,000 and €355,500, respectively. Other compensation to Board members and censors amounted to €101,500 for 2008.

Compensation expenses allocated by the Group to members of the executive committee (including those who left this function during 2008), who are or were concerned during the periods ended December 31, 2008, 2007 and 2006 are shown in the table below:

(in € millions)	2008	2007	2006
Short-term employee benefits	13	13	13
Post-employments benefits	-	-	-
Termination benefits (payable and potentially payable)	2	1	-
Other long-term benefits (1)	-	-	-
Share-based payment	1	4	5
TOTAL	16 (2)	18	18

(1)

There are no specific retirement plans for any member of the executive committee.

(2)

Mr. Frederic Rose waived payment of the monthly fixed bonus of € 66,000 (gross) in respect of the second half of 2008, which represents a total amount of € 264,000, and of its Director fees for 2008. Furthermore, he requested that the payment of his sign-on compensation amounting to € 150,000 (gross) be suspended. For more details please refer to chapter 4 of Form 20 F.

The members of the Executive Committee can benefit from severance packages in case of an involuntary termination and in absence of fault, which represent a total estimated amount of €7 million.

Note 39

Subsequent events

On January 28 and March 9, 2009, Thomson announced that, on April 30 2009, when its 2008 audited consolidated financial statements are available, the Group would be in breach of certain covenants contained in financial agreements under which Thomson has borrowed substantially all of its outstanding senior debt (these covenants, as well as other relevant contractual limitations, are more fully described in Note 26.5(g)). To prevent the risk of a demand for the accelerated payment of its debt from such breach, between February and April 2009, Thomson entered into discussions with its principal creditors and potential equity investors to present its strategic framework and to engage in a dialogue regarding its balance sheet structure and its level of indebtedness. In order to be able to meaningfully begin negotiations regarding the restructuring of its indebtedness, Thomson notably negotiated waivers with its creditors, by which such creditors temporarily waived their right to accelerate repayment of such indebtedness as from April 30, 2009.

These discussions were concluded by the signing of a waiver with all of the relevant creditors for a period ending on June 16, 2009, which Thomson estimates is appropriate time for it to conclude its negotiations on the restructuring of its indebtedness and its balance sheet.  If these negotiations are not successful during the waiver period and if its creditors are not willing to extend the waivers, the Board of Directors may, in order to avoid the risk of an accelerated reimbursement of all of its financial debt, request the opening of a sauvegarde proceeding under the provisions of articles L. 620-1 et seq. of the Code de commerce (French Commercial Code). Such proceeding will have the effect of providing the Company with the protections offered by law (suspension of legal actions against the Company and a prohibition against paying debts which exist  as of the date of opening the proceeding) and with a stable legal framework for the Company to pursue the negotiations with respect to the restructuring of its debt.

2008 FORM 20-F – THOMSON GROUP / 288

Back to Contents

On January 28, 2009, Thomson announced that certain non-strategic operations would be disposed of in the frame of the new strategy of the Group. These assets, which include Grass Valley (Broadcast & Network Systems) and PRN and Screenvision in the Technicolor Division, accounted for approximately €0.8 billion of revenues in 2008. However, as the scope of the future transactions has not been sufficiently refined as of today, no detailed impacts of such disposals can be disclosed for the time being. In the 2008 consolidated financial statements, these businesses are reported as continuing operations.

2008 FORM 20-F – THOMSON GROUP / 289

Back to Contents

Note 40

List of main consolidated subsidiaries

The following is a list of the principal consolidated holding entities and subsidiaries:

	% share held by Thomson (% rounded to one decimal)
COMPANY – (Country)	December 31, 2008	December 31, 2007	December 31, 2006
1) Fully consolidated
Thomson (France) (formerly Thomson multimedia)46, quai Le Gallo – 92100 Boulogne Billancourt – France		Parent company
ATLINKS Communications Canada, Inc. (Canada)	- (*)	- (*)	100.0
Thomson Asia Ldt. (Hong Kong) (Formerly ATLINKS Hong Kong Ltd)	100.0	100.0	100.0
ATLINKS USA, Inc. (US)	- (*)	- (*)	100.0
Comercializadora Thomson de Mexico SA de CV (Mexico)	100.0	100.0	100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/ Thomson Broadcast & Media Solutions GmbH)	- (*)	100.0	100.0
Grass Valley France S.A. (France) (formerly Thomson Broadcast Systems S.A./ Thomson Broadcast & Media Solutions SA)	100.0	100.0	100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./ Thomson Broadcast & Media Solutions Ltd)	100.0	100.0	100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0	100.0	100.0
Grass Valley Netherlands BV (Netherlands)	100.0	100.0	100.0
S.M. Electronics (Germany)	- (**)	- (**)	100.0
Société Française d’Investissement et d’Arbitrage – Sofia (France)	100.0	100.0	100.0
Thomson Broadcast & Multimedia S.A. (France) (formerly Thales Broadcast & Multimedia SA)	- (*)	- (*)	100.0
Thomson Broadcast & Multimedia, Inc. (US) (formerly Thales Broadcast & Multimedia, Inc.)	100.0	100.0	100.0
Thomson Broadcast & Multimedia A.G. (Switzerland) (formerly Thales Broadcast & Multimedia A.G.)	100.0	100.0	100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0	100.0	100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0	100.0	100.0
Thomson Broadband UK Ltd. (United Kingdom)	100.0	100.0	100.0
Thomson Consumer Electronics International S.A. (France)	- (*)	100.0	100.0
Deutsche Thomson O.H.G. (Germany) (formerly Thomson Holding Germany GmbH & Co O.H.G.)	100.0	100.0	100.0
Thomson Holding Italy S.p.A. (Italy)	100.0	100.0	100.0
Thomson Licensing, Inc. (US)	100.0	100.0	100.0
Thomson Licensing (France)	100.0	100.0	100.0
Thomson multimedia Digital France (France)	- (*)	100.0	100.0
Thomson, Inc. (US)	100.0	100.0	100.0
Thomson multimedia Ltd. (Canada)	100.0	100.0	100.0
Thomson multimedia Sales International SAS (France)	100.0	100.0	100.0
Thomson Multimedia LTDA (Brazil)	100.0	100.0	100.0
Thomson Pensionsverwaltungs GmbH (Germany)	- (*)	100.0	100.0
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0	100.0	100.0
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	100.0	100.0	100.0
Thomson Telecom España S.A. (Spain)	100.0	100.0	100.0
Thomson Telecom S.A. (France)	100.0	100.0	100.0
Thomson Angers (France) (formely Thomson Television Angers)	100.0	100.0	100.0
Thomson Vertriebs GmbH (Germany)	- (*)	100.0	100.0

2008 FORM 20-F – THOMSON GROUP / 290

Back to Contents

	% share held by Thomson (% rounded to one decimal)
COMPANY – (Country)	December 31, 2008	December 31, 2007	December 31, 2006
Thomson Holdings India Pvte Ltd (India)	100.0	100.0	100.0
Thomson Japan (Japan)	100.0	100.0	100.0
Thomson Systems Germany Gmbh (Germany)	100.0	100.0	100.0
Convergent Media Systems Corp. (US)	100.0	100.0	100.0
Gallo 8 S.A.S. (France)	100.0	100.0	100.0
Premier Retail Network, Inc. (US)	100.0	100.0	100.0
Technicolor Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0	100.0	100.0
Technicolor Creative Services USA, Inc. (US)	100.0	100.0	100.0
Technicolor Digital Cinema, LLC (US)	100.0	100.0	100.0
Technicolor Digital Cinema Inc (US)	100.0	100.0	100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0	100.0	100.0
Technicolor Europe Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0	100.0	100.0
Technicolor Holdings of Canada Inc (Canada)	100.0	100.0	100.0
Technicolor Holdings, Inc. (US)	100.0	100.0	100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0	100.0	100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd.)	100.0	100.0	77.6
Technocolor Network Services France SAS	100.0	100.0	100.0
Technicolor Pty Ltd. (Australia)	100.0	100.0	100.0
Technicolor S.p.A. (Italy)	100.0	100.0	100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0	100.0	100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0	100.0	100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0	100.0	100.0
Technicolor Videocassette Holdings (UK)	100.0	100.0	100.0
Technicolor, Inc. (US)	100.0	100.0	100.0
Technivision Ltd (UK)	100.0	100.0	100.0
NOB NV (Netherlands)	100.0	100.0	100.0
The Moving Picture Company Limited (United Kingdom)	100.0	100.0	100.0
2) Consolidated by pro rata method
ContentGuard Holdings, Inc. (US)	25.2	25.2	25.2
Screenvision Holdings (Europe) LTD (United Kingdom)	50.0	50.0	50.0
Technicolor Cinema Advertising LLC (US)	50.0	50.0	50.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0	50.0	50.0
3) Accounted for under the equity method
CTE El Athir (Tunisia)	- (**)	30.0	30.0
Easyplug S.A.S. (France)	50.0	50.0	50.0
Easyplug, Inc. (US)	50.0	50.0	50.0
NXP RFS Singapore Pte. Ltd (Singapore)	45.0	- (***)	- (***)
Techfund Capital Europe (France)	20.0	20.0	20.0
(*) Entity merged into an other. (**) Entity sold. (***) New Entity.

2008 FORM 20-F – THOMSON GROUP / 291

Back to Contents

Cross-Reference to Form 20-F

	Form 20-F	Thomson Annual Report
Part I
	Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
	Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
	A. Selected Financial Data	Section 1.1 Selected financial data; Section 1.2 Exchange Rate Information
	B. Capitalization and indebtedness	Not applicable
	C. Reasons for the offer and use of proceeds	Not applicable
	D. Risk Factors	Section 1.3 Risk Factors
Item 4. Information on the Company
	A. History and Development of the Company	Section 2.1 History and Development of the Company
	B. Business Overview	Section 2.2 Business Overview; Section 3.4 Seasonality; Introduction – Statements Regarding Competitive Position; Section 3.6 Geographic Breakdown of Net Revenues
	C. Organizational structure	Section 6.7 Organizational chart and main subsidiaries; Note 39 to Group consolidated financial statements
	D. Property, Plants and Equipment	Section 2.4 Property, Plants and Equipment
	Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
	A. Operating Results	Sections 3.1 to 3.16; Section 7.1.3 Impact on Thomson of Exchange Rate Fluctuations
	B. Liquidity and Capital Resources	Section 3.17 Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.

Section 2.2 Business Overview; Section 3.15.2 Profit (Loss) from Continuing Operations before Tax and Net Finance Costs; Section 3.16.2 Profit (Loss) from Continuing Operations before Tax and Net Finance Costs

	D. Trend Information	Section 2.1.4 Strategy and Outlook; Section 3.2 Key Economic Drivers
	E. Off-Balance Sheet Arrangements	Section 3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements
	F. Tabular Disclosure of Contractual Obligations	Section 3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements
Item 6. Directors, Senior Management and Employees
	A. Directors and Senior Management	Section 4.1 Executive Directors
	B. Compensation	Section 4.1.5 Compensation and Benefits of Directors
	C. Board Practices	Section 4.1.2 Composition and expertise of the Board of Directors; Section 4.1.4.4 Composition and activities of the Board committees
	D. Employees	Section 4.3 Our Employees and Workforce
	E. Share Ownership	Section 4.1.3.7 Directors’ Shareholdings in our registered capital; Section 4.1.5 Compensation and Benefits of Directors; Section 4.3 Our Employees and Workforce
Item 7. Major Shareholders and Related Party Transactions
	A. Major Shareholders	Section 5.1 Major Shareholders
	B. Related Party Transactions	Section 5.2 Related Party Transactions
	C. Interests of Experts and Counsel	Not applicable
Item 8. Financial Information
	A. Consolidated Statements and Other Financial Information	Chapter 10 Thomson Consolidated Financial Statements; Section 5.1.8 Dividends
	B. Significant Changes	Section 3.7 Events Subsequent to December 31, 2008 Note 39 to Group consolidated financial statements

2008 FORM 20-F – THOMSON GROUP / 292

Back to Contents

Item 9. The Offer and Listing
	A.4. History of Stock Price	Section 5.3.1 Trading Market for Shares and ADSs; Section 5.1.6 Outstanding Dilutive Securities; Section 5.1.7 Convertible/Exchangeable Bonds
	B. Plan of Distribution	Not applicable
	C. Markets	Section 5.3 The Offer and Listing
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10. Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Section 6.2 Memorandum and Articles of Association
	C. Material Contracts	Section 6.3 Material Contracts
	D. Exchange Controls	Section 6.4 Exchange Controls and Other Limitations Affecting Security Holders
	E. Taxation	Section 6.5 Taxation
	F. Dividends and Paying Agents	Not applicable
	G. Statements by Experts	Not applicable
	H. Documents on Display	Section 6.9 Documents on Display
	I. Subsidiary Information	Not applicable
	Item 11. Quantitative and Qualitative Disclosures About Market Risk	Chapter 7
	Item 12. Description of Securities Other than Equity Securities	Not applicable
Part II
	Item 13. Defaults, Dividend Arrearages and Delinquencies	None
	Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	Item 15. Controls and Procedures	Section 8.3 Controls and Procedures
	Item 16A. Audit Committee Financial Expert	Section 4.1.4.4 Composition and activities of the Board committees
	Item 16B. Code of Ethics	Section 8.1.2 General Control Environment—The Financial Ethics Charter
	Item 16C. Principal Accountant Fees and Services	Section 8.5. Accountant Fees and Services; Section 8.6 Audit Committee Pre-Approval Policies
	Item 16D. Exemptions from the Listing Standards for Audit Committees	None
	Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 5.1.2 Purchases of Equity Securities by the Issuer and Affiliated Purchasers
	Item 16F. Change in Registrant’s Certifying Accountant	Not applicable
	Item 16G. Corporate Governance	Section 4.1.4.5 Summary of Significant Differences between french Corporate Governance Practices and the NYSE’s Corporate Governance Standards
Part III
	Item 17. Financial Statements	Not applicable
	Item 18. Financial Statements	Chapter 10 Thomson Consolidated Financial Statements
	Item 19. Exhibits	Chapter 9 Exhibits

2008 FORM 20-F – THOMSON GROUP / 293