Form 20-F
period 2009-12-31
Technicolor
filed 2010-04-07
CIK 1080259

As filed with the Securities and Exchange Commission on April 6, 2010 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to ____________

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 date of event requiring this shell report

Commission File Number: 001-14974

(Exact name of Registrant as specified in its charter)

Not Applicable	Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1-5, rue Jeanne d’Arc
92130 Issy-les-Moulineaux - France
(Address of principal executive offices)

Stéphane Rougeot
Chief Financial Officer

1-5, rue Jeanne d’Arc
92130 Issy-les-Moulineaux
 France
Tel: +33 1 41 86 50 00
Fax: +33 1 41 86 56 22

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary Shares, nominal value €0.10 per share, and American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
Ordinary Shares, nominal value €3.75 per share: 269,890,028

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  [ ]     No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes  [ ]     No  [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes  [X]     No  [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  [ ]      No  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [ ]     Accelerated filer  [X]     Non-accelerated filer  [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP [ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board  [X]  Other  [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  [ ]     Item 18  [ ]

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes  [ ]     No  [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes [ ]      No [ ]

Please refer to the table on page 232 of this Annual Report that provides cross-references of the information provided in this report as they relate to the requirements of Form 20-F.

Forward-Looking Statements

In order to utilize the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. This Annual Report contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs in light of the information currently available and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. Such statements are also subject to assumptions concerning, among other things, our anticipated business strategies; our intention to introduce new products and services; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material. Some of the factors that could cause actual results and events to differ materially from those expressed or implied in any forward-looking statements are:

•
our ability to implement and execute the Sauvegarde Plan adopted by the Nanterre Commercial Court on February 17, 2010 (for a description of our debt restructuring, please refer to Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background” of this Annual Report);

•	our ability to respect our financial covenants and all other obligations as per our financing agreements;

•	financing and refinancing conditions, prevailing interest rates and availability and terms of financing;

•	changes in exchange rates, notably between the euro and the U.S. dollar, Chinese yuan, Canadian dollar, Mexican peso, Polish zloty and British pound;

•
our potential failure to maintain contractual arrangements with our major customers and/or suppliers and renew existing contractual arrangements with them, or material adverse changes in the financial condition or creditworthiness of our key customers and suppliers over the long-term;

•
our ability to design, develop and sell innovative products and services, which are offered in highly competitive markets characterized by rapid technology changes and subjective and changing customer preferences;

•	technological advancements in the Media and Entertainment (M&E) industry;

•	increased competition in video technologies, components, systems and services and finished products and services sold to customers in the M&E industry;

•	economic conditions, including consumer spending, in countries in which our services, systems and equipment are sold or patents licensed, particularly in the United States, Europe and Asia;

•	integration of acquired operations;

•	the speed with which we will dispose of the activities classified as discontinued operations at the date hereof, and the conditions of such disposals;

•	the success of certain partnerships and joint ventures that we may not control, as well as future business acquisitions, combinations or disposals;

•	development of pending litigations;

•	our ability to protect our patents and other intellectual property rights and the outcome of any claims against us for the alleged infringement of third parties’ intellectual property rights;

•	force majeure risks, especially related to our just-in-time inventory, supply and distribution policy;

•	uncertainties and challenges inherent in our business strategy;

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

Statements Regarding Competitive Position

This Annual Report contains statements regarding market trends, our market share, market position and products and businesses. Unless otherwise noted herein, market estimates are based on the following outside sources, in some cases in combination with internal estimates:

•
PricewaterhouseCoopers, Futuresource Consulting Ltd., IDATE, Screen Digest, Adams Media Research, IMdb, Hollywood Reporter, UBS and Display Bank for overall market trends in the media and entertainment industries;

•	Futuresource Consulting Ltd. for information on DVD replication and distribution services;

•	Screen Digest for information on film-related services, and post-production content;

•	Frost & Sullivan and Veronis Suhler Stevenson for information on retail Media Networks and out-of-home video advertising networks;

•	Screen Digest and IABM (International Association of Broadcasting Manufacturers) for information on Broadcast & Networks systems and services;

•	Frost & Sullivan, Datamonitor and DIS Consulting Corporation for specific information on broadcast cameras, broadcast video servers, production switchers and routing switchers;

•	MRG (Multimedia Research Group) for information on IPTV network software;

•	Parks Associates, IMS Research and dataxis.com for information on set-top boxes;

•	Dell’Oro Group and Infonetics Research for information on DSL and cable modems, routers & gateways; and

•
Parks Associates, www.dect.org and CEA (Consumer Electronics Association) for information on telephony markets in the United States and GfK (Gesellschaft für Konsumer Markt- und Absatzforschung) for information on telephony markets in Europe.

Statements contained in this Annual Report that make reference to “value market share” or market share “based on value” mean that the related market estimate is based on sales, and statements referring to “volume market share” or market share “based on volume” mean that the related market estimate is based on the number of units sold.

Market share and market position statements are generally based on sources published in 2008, mid- to late 2009 or early 2010.

Presentation of Financial Information

Our consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euro.

For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of €1.00 = U.S.$1.3279, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes on March 25, 2010. For additional information see section 1.2: “Exchange Rate Information”.

We refer in this Annual Report to certain “non-GAAP financial measures”. The Group believes that these measures are helpful in analyzing our performance of operations. These measures are:

•
Certain revenue figures are presented at constant exchange rates by applying the exchange rate used for the consolidated statement of operations of the previous financial year to the most recent financial year figures. See Chapter 3: “Operating and Financial Review and Prospects”, section 3.5: “Effect of Exchange Rate Fluctuations” for more information.

•	Adjusted EBIT and adjusted EBITDA as defined in Chapter 3: “Operating and Financial Review and Prospects”, section 3.15.9 “Adjusted indicators”.

1.      KEY INFORMATION AND RISK FACTORS

1.1    Selected Financial Data

We have derived the following selected consolidated financial data from our consolidated financial statements as of and for each of the years ended December 31, 2009, 2008, 2007, 2006 and 2005. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as approved by the European Union, and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). You should read the following selected consolidated financial data together with Chapter 3: “Operating and Financial Review and Prospects” and our consolidated financial statements. The basis of preparation of the consolidated financial statements and our significant accounting policies are discussed in Note 2 to our consolidated financial statements.

These selected financial data represent only a summary and therefore should read together with our consolidated financial statements and the notes thereto which are included in this Annual Report. The changes in consolidation scope and discontinued operations are respectively presented in Notes 5 and 12 of our consolidated financial statements. Until the end of 2008, the divisional organization remained unchanged around three principal operating divisions: Technology, Thomson Grass Valley and Technicolor. As of January 1, 2009, the operating segments were reorganized around three divisions: Technology, Connect (formerly part of the Thomson Grass Valley division) and Services Entertainment (formerly Technicolor). All the remaining activities (mainly retail telephony, residual non-core activities and unallocated Corporate functions) are grouped in the segment “Other”.

Following the decision in 2009 to exit the Grass Valley and Media Networks (MN) businesses, these businesses were classified as discontinued operations in our consolidated financial statements since the IFRS 5 criteria were met. As a consequence, net income of Grass Valley, MN, the major part of Tube and Displays business, Audio-Video and Accessories (AVA) businesses and Silicon Solutions businesses are reclassified as discontinued operations. The total revenues of these activities are therefore excluded from the revenues of continuing operations as of December 31, 2009, 2008, 2007, 2006 and 2005. The impact of discontinued operations is presented in the tables below.

In a challenging environment, 2009 Group revenues from continuing operations amounted to €3,529 million compared to €4,099 million in 2008, representing a decline of €570 million or 13.9% at current currency and 14.5% at constant currency (the positive impact of currency variations amounts to €24 million). The decrease in revenue is largely attributable to the reduction in revenues of the Connect and Entertainment Services business divisions and our exit from the residential telephony business in 2009. Revenues for Technology activities were nearly stable in 2009 compared with 2008. For further information, see sections 3.15.1 and 3.16.1 “Analysis of Revenues”.

Net profit from continuing operations before tax and net finance cost amounts to €136 million in 2009 compared to a loss of €741 million in 2008 and a profit of €418 million in 2007. Excluding the impact of impairment on assets and goodwill, restructuring losses and other income (loss) (detailed in section 3.15.9 “Adjusted indicators”), the profit of continued operations before tax and net finance cost increased by €52 million in 2009 compared to 2008. This increase results from a better mix in our Entertainment Services and Connect businesses, operational improvements in most of our activities and lower depreciation and amortization charges in 2009 compared to 2008. For more information see sections 3.15.2 and 3.16.2 “Profit (loss) from Continuing Operations before Tax and Net Finance Costs”.

In 2009, Technicolor recorded a profit from continuing operations of €33 million compared with a loss of €1,225 million in 2008 and a profit of €316 million in 2007. For more information see sections 3.15.6 and 3.16.6 “Profit (Loss) from Continuing Operations”.

Net loss from discontinued operations amounted to €375 million in 2009 compared with losses of €708 million in 2008 and €339 million in 2007.  In 2009, these losses are mainly related to Grass Valley businesses. For more information, see sections 3.15.7 and 3.16.7 “Profit (Loss) from Discontinued Operations”.

As a consequence, net loss group share amounted to €342 million in 2009, compared with a net loss group share of €1,930 million in 2008 and a net loss group share of €23 million in 2007. For more information see sections 3.15.8 and 3.16.8 “Net Income (Loss) of the Group”.

Total loss per share, on a diluted basis, amounted to €1.30 in 2009, €7.41 in 2008 and €0.16 in 2007.

Our television activity was deconsolidated effective August 1, 2004 following the creation of TTE Corporation (“TTE”) in partnership with TCL Multimedia (formerly TCL International) and TCL Corporation (“TCL”), to which this activity was contributed. Our results for 2006 were impacted by the loss arising from the disposal of 10% of the share capital of TCL Multimedia, the write-down of our residual stake in TCL Multimedia due to the market price at December 31, 2006 and the costs relating to the amendment of various agreements with TTE and TCL Multimedia. A total of €156 million of costs and charges were recorded in finance costs and share of losses from associates in connection with our interest in TCL Multimedia, including a charge of €70 million, which was accounted for in other financial expenses under finance costs, and a charge of €86 million recorded as a loss from associates. Our operations within the Other segment also reflected a loss of €25 million in respect of the renegotiation of sub-contract manufacturing agreements between Thomson and TTE, bringing Thomson’s aggregate charges related to TCL Multimedia and TTE to €181 million in 2006. There was no material impact from these activities on our results in 2007, 2008 and 2009.

	Dec. 31, 2009 (1) (in U.S.$ millions)	Dec. 31, 2009 (in € millions)	Dec. 31, 2008 (in € millions)	Dec. 31, 2007 (in € millions)	Dec. 31, 2006 (in € millions)	Dec. 31, 2005 (in € millions)
Statement of Operations data (2)
Revenues from continuing operations	4,686	3,529	4,099	4,681	4,748	4,848
Profit (loss) from continuing operations before tax and net finance costs	181	136	(741)	418	492	384
Income tax	(46)	(35)	(104)	(26)	12	(69)
Net finance costs (3)	(90)	(68)	(376)	(77)	(180)	(40)
Share of profit (loss) from associates	-	-	(4)	1	(86)	(82)
Profit (loss) from continuing operations	44	33	(1 225)	316	238	194
Profit (loss) from discontinued operations	(498)	(375)	(708)	(339)	(183)	(767)
Net income (loss)	(454)	(342)	(1,933)	(23)	55	(573)
Profit (loss) from discontinued operations (4)
Discontinued results related to the Grass Valley and Media Networks businesses	(503)	(379)	(584)	(65)	26	44
Discontinued results related to the Silicon Solutions business	-	-	(79)	(33)	(25)	(25)
Discontinued results related to the AVA business	5	4	(29)	(227)	(127)	(43)
Discontinued results related to the Tubes and Displays business	-	-	(16)	(14)	(57)	(743)
Earnings per Ordinary Share
Weighted average number of shares outstanding – (basic net of treasury stock)		263,089,971	262,940,152	262,787,361	261,188,858	266,539,917
Earnings (loss) (Group share) per share from continuing operations
Basic	0.17	0.13	(4.72)	1.13	0.85	0.70
Diluted (5)	0.17	0.13	(4.72)	0.99	0.79	0.44
Total earnings (loss) (Group share) per share
Basic	(1.73)	(1.30)	(7.41)	(0.16)	0.14	(2.15)
Diluted (5)	(1.73)	(1.30)	(7.41)	(0.19)	0.15	(2.20)
Balance sheet data
Total non-current assets	2,972	2,238	2,907	4,444	4,519	5,072
Total current assets (excluding cash, cash equivalents and marketable securities)	2,009	1,513	1,915	1,754	2,288	2,785
Cash, cash equivalents and marketable securities	756	569	769	572	1,311	1,003
TOTAL ASSETS	5,737	4,320	5,591	6,770	8,118	8,860
Total non-current liabilities	921	692	803	1,779	2,318	2,251
Total current liabilities	5,419	4,081	4,922	2,936	3,681	4,393
Share capital	1,344	1,012	1,012	1,012	1,027	1,025
Shareholders’ equity (deficit)	(604)	(455)	(135)	2,045	2,112	2,209
Minority interests	3	2	1	10	7	7
TOTAL SHAREHOLDERS EQUITY (DEFICIT) AND LIABILITIES	5,737	4,320	5,591	6,770	8,118	8,860
Dividends/distributions
Dividends/distributions per share	-	-	-	-	0.33	0.30

(1)   Amounts given in euros have been translated for convenience only into U.S. dollars at the rate of €1.00 = U.S.$1.3279, based on the Federal Reserve Board certified rate on March 25, 2010.
(2)   Results for 2009, 2008, 2007, 2006 and 2005 are presented in accordance with IFRS 5 and therefore exclude activities now treated as discontinued from profit(loss) from continuing operations. Prior period results are adjusted to take into account the current perimeter of discontinued operations. The originally reported revenues and profit (loss) from continuing operations before tax and net finance costs for previous years are disclosed in the table below. See Note 4 to our consolidated financial statements for more information.
(3)   Comprises “Interest expense” and “Other financial income (expense)”. See Note 10 to our consolidated financial statements for more information.
(4)   Grass Valley and Media Networks businesses: On January 28, 2009, Technicolor announced its decision to sell the Grass Valley and Media Networks businesses
        Silicon Solutions businesses: In 2008, the Board decided to discontinue the Silicon Solutions business. This business included the Remote control activity, the Tuner activity and the integrated circuits design and sales activity.
        Audio-Video and Accessories businesses (AVA): In 2005, Technicolor announced its decision to sell its AVA businesses. Pursuant to the disposals that occurred in 2007 and 2008, the Group has completely exited the AVA business as of December 31, 2008.
       Tubes and Displays business: In 2005, Technicolor sold its tube production sites in Italy, China, Mexico and Poland to the Indian group Videocon and its glass cathode ray tubes glass activity, Videoglass, was sold to Rioglass.
(5)   See Note 33 to our consolidated financial statements for more information on the dilutive instruments affecting earnings per share on a diluted basis.

RECONCILIATION OF DISCONTINUED OPERATIONS

(in € millions)		Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
2009 20-F		(375)	(708)	(339)	(183)	(767)
Grass Valley & Media Networks	Additional discontinued results due to Grass Valley & Media Networks discontinued businesses	(379)	(584)	(65)	26	44
Silicon Solutions	Total loss disclosed in 2009	-	(79)	(33)	(25)	(25)
AVA	Total loss disclosed in 2009	4	(29)	(227)	(127)	(43)
Tubes & Composants	Total loss disclosed in 2009	-	(16)	(14)	(57)	(743)
2008 20-F			(124)	(274)	(209)	(811)
Silicon Solutions	Total loss disclosed in 2008		(79)	(33)	(25)	(25)
AVA	Total loss disclosed in 2008		(29)	(227)	(127)	(43)
Tubes & Displays	Total loss disclosed in 2008		(16)	(14)	(57)	(743)
2007 20-F				(241)	(184)	(786)
AVA	Total loss disclosed in 2007			(227)	(127)	(43)
AVA	Including additional discontinued results due to the After-Sales activities				(6)	3
Tubes & Displays	Total loss disclosed in 2007			(14)	(57)	(743)
Tubes & Displays	Including additional discontinued results due to the Genlis and Torreon activities				(40)	(18)
2006 20-F					(138)	(771)
AVA	Total loss disclosed in 2006				(121)	(46)
AVA	Including additional discontinued results due mainly to the Skymaster activities in Germany					(7)
Tubes & Displays	Total loss disclosed in 2006				(17)	(725)
Tubes & Displays	Of which additional discontinued results due mainly to the sale of a small facility in Brazil					(15)
2005 20-F						(749)
Tubes & Displays	Total loss disclosed in 2005					(710)
AVA	Total loss disclosed in 2005					(39)

1.2    Exchange Rate Information

Our shares are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the U.S. dollar equivalent of the price of our shares on NYSE Euronext Paris.

The following table shows the euro/U.S. dollar exchange rate for the periods presented based on the Federal Reserve Bank of New York Noon Buying Rate until December 31, 2008. Effective January 1, 2009 and following the decision of the Federal Reserve Bank of New York to discontinue the publication of foreign exchange rates, the table below is based on the daily certified exchange rates made available by the Federal Reserve Board. We do not make any representations that the euro could have been converted into dollars at the rates shown or at any other rate.

	Period End	Average Rate (1)	High	Low
Month	€ / U.S.$
March 2010 (through March 25)	1.3344	1.3595	1.3758	1.3344
February 2010	1.3626	1.3684	1.3964	1.3507
January 2010	1.3863	1.4274	1.4514	1.3863
December 2009	1.4332	1.4579	1.51	1.4243
November 2009	1.4994	1.4908	1.5085	1.4658
October 2009	1.4755	1.4821	1.5029	1.4532
(1)  The average of the Federal Reserve Board of New York Noon Buying Rates for euro on the business days of each month during the relevant period until December 31, 2008 and the average of the daily Federal Reserve Board certified rates for euro thereafter.
 Source: Federal Reserve Bank of New York and Federal Reserve Board.

	Period End	Average Rate (1)	High	Low
Year	€ / U.S.$
2009	1.43	1.39	1.51	1.25
2008	1.39	1.47	1.60	1.24
2007	1.46	1.38	1.49	1.29
2006	1.32	1.26	1.33	1.19
2005	1.18	1.24	1.35	1.17
(1)	The average of the Federal Reserve Board of New York Noon Buying Rates for euro on the last business day of each month during the relevant period. Source: Federal Reserve Bank of New York.

The euro/U.S. dollar exchange rate for March 25, 2010 was €1.00 = U.S.$1.3279 based on the Federal Reserve Board certified rate on that date.

See section 3.4 “Seasonality” for a description of seasonal trends in our business.

1.3    Risk Factors

This section describes certain risks that could affect our businesses.

You should read this section in conjunction with Chapter 7 “Quantitative and Qualitative Disclosures about Market Risk”, section 1.4: “Litigation” and Notes 1.2, 3.1, 24, 25, 26, 27 and 37 to our consolidated financial statements.

1.3.1	Risk related to our debt restructuring

On February 17, 2010, the Nanterre commercial court approved the Sauvegarde Plan (described in Chapter 2: Information on the Company, section 2.1.2: “Historical Background” of this Annual Report) which is now binding on all of our creditors.

Appeals against the Nanterre commercial court’s approval of the Sauvegarde Plan

Appeals against the Nanterre commercial court’s approval of the Sauvegarde Plan could delay the completion of the capital markets transaction contemplated by the Plan or result in the termination of the Plan.

An appeal against the February 17, 2010 decision of the Nanterre commercial court was brought by certain holders of TSS (Titres Super Subordonnés), or deeply subordinated perpetual notes, in the Versailles court of appeal on February 23, 2010.1

In as far as such appeal does not itself suspend the judgment approving the Sauvegarde Plan, we believe that the restructuring contemplated by the plan may be implemented without delay, subject to the appellants’ right at any time to request that the President of the Versailles appeals court grant a temporary stay of the judgment approving the Sauvegarde Plan (on the condition that the grounds for appeal are deemed to be sufficiently serious).

1 The Nanterre Commercial Court, in its ruling dated February 17, 2010, asked the Company to begin discussions with the holders of the TSS contesting the decision of the General Meeting of Noteholders in order to attempt to reach an agreement prior to May 17, 2010, if necessary under the aegis of a mediator. Pursuant to the terms of the ruling, this agreement cannot have the purpose or effect of modifying the Sauvegarde Plan, and in particular the provisions relating to the TSS.

In the event that such a request were granted, the implementation of the Sauvegarde Plan, and the completion of the capital markets transaction contemplated thereby, could be delayed. Although no assurance can be given, we believe that the probability of such a risk materializing prior to the completion of such capital markets transaction is remote.

In addition, after completion of the capital markets transaction, the Sauvegarde Plan could be terminated with retroactive effect if the appeal is successful. Such termination could theoretically result in the invalidation of such capital markets transaction.

Risks relating to the duration of the Sauvegarde Plan

Risk of termination of the Sauvegarde Plan and reduced flexibility throughout the duration of the Sauvegarde Plan

We are required to comply with the terms of the Sauvegarde Plan until February 17, 2017, including the repayment schedules and other terms of the Reinstated Debt agreements (the new syndicated credit facility, the note purchase agreements and the intercreditor agreement). See “Risks related to our indebtedness” below.

If we fail to comply with the terms of the Sauvegarde Plan, the commercial court of Nanterre could terminate the plan (on the recommendation of the public prosecutor’s office and the administrator charged with execution of the plan). If at such time the company were in “cessation des paiements” (insolvency), the court could institute bankruptcy (rédressement) proceedings if a restructuring were determined to be possible, failing which the court would order judicial liquidation.

In addition, changes in our business or the markets in which we operate could necessitate certain modifications to the Sauvegarde Plan during the course of the next seven years.

To the extent that such modifications are not considered material for the objectives or means of the plan within the meaning of article L. 626-26 of the French commercial code, we could make such modifications subject, in the case of the new financing agreements, to obtaining the consent of the contractually required majority of creditors who are party to such agreements.

Notwithstanding the foregoing, any material modification of the Sauvegarde Plan within the meaning of article L. 626-26 of the French commercial code would require the prior consent of the creditors’ committee and the noteholders, and the subsequent approval of the French commercial court.

Dilutive effects of the restructuring

Current shareholders of the Company may suffer substantial dilution as a result of the implementation of the Sauvegarde Plan

As described in Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background”, the Sauvegarde Plan contemplates the conversion of up to an aggregate principal amount of €1,289 million of the Company’s senior debt into new securities issued by the Company (New Shares, Notes Redeemable in Shares (NRS) and Disposal Proceeds Notes (DPN)).

Following the capital increase, the shares issued in connection with the restructuring will represent up to 67% of the Company’s share capital. In the event that all of the NRS were converted into shares of the Company, such level could rise to 85% (excluding the dilutive effect of the potential redemption of the DPN in shares as well as any redemption or possible repurchase for cash of a portion of the NRS).

According to their level of participation in the Company’s capital increase and issue of NRS, existing shareholders will maintain between 15% and 51% of the share capital of the Company on a fully-diluted basis (excluding the dilutive effect of the potential redemption of the DPN in shares as well as any redemption or possible repurchase for cash of a portion of the NRS).

With respect to the DPN, the exact level of dilution as a result of their redemption in shares will depend on the net disposal proceeds of certain non-core assets received by the Company upon the disposal of certain non-core assets between now and December 31, 2010, as well as the share price of Technicolor at the time of redemption.

By way of illustration, the impact of the issue on the ownership of a shareholder holding 1% of the Company’s share capital prior to the capital markets transaction would be as follows (calculated on the basis of the number of shares comprising the Company’s share capital as of December 31, 2009, i.e. 269,890,028 shares):

	Shareholder participation1
	All New Shares and NRS issued to Senior Creditors2	Shareholder subscribing to 1% of the new shares and acquiring 1% of the NRS (upon exercise of the NRS Warrants)3
Prior to issue of new shares	1.00%	1.00%
After issue of new shares4	0.33%	1.00%
After issue of the shares issued in redemption of the NRS5	0.15%	0.51%
After issue of the shares issued in redemption of the DPN6	0.12%	0.42%

For a description of the principal terms of the new shares, the NRS and the DPN, please refer to section 3.17.3 “Financial Resources”.

For more information relating to the dilutive effects of the restructuring on the Technicolor share price, see also “Risk of adverse change in share price” described in section 1.3.2: “Market Risk” of this Annual Report.

Risks related to our indebtedness

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the Reinstated Debt;

We have a substantial amount of debt and significant debt service obligations. At December 31, 2009, we had €2.743 billion of total debt (on the basis of the exchange rates as of December 31, 2009). As at the settlement date of the capital markets transaction, we expect that our debt will primarily consist of the Reinstated Debt (i.e. the new credit agreement and the new note purchase agreement – for further information, see Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.3: “Financial Resources”) in an amount of €1.471 billion (on the basis of the exchange rates as of December 31, 2009). As of the date of this Annual Report, the Reinstated Debt agreements have not yet been executed; this will occur before the launch of the capital markets transaction envisaged by the Sauvegarde Plan. We also expect to enter into two committed receivables facilities pursuant to which we may be able to obtain up to €200 million of working capital. Our substantial debt could have important negative consequences for us and our shareholders. For example, our substantial debt could:

•
require us to dedicate a large portion of our cash flow from operations to fund payments on our Reinstated Debt, thereby reducing the availability of our cash flow to fund working capital requirements (please also refer to the risk factor below entitled “The terms of our Reinstated Debt will require us to use our excess cashflow and the proceeds of certain transactions to repay our senior creditors”). The amount of Reinstated Debt as well as the covenant provisions under the terms of the Reinstated Debt have been determined on the basis of their compatibility with the operating and financial performance prospects of the Group at the time of the Reinstated Debt negotiations, which remain subject to the uncertainties inherent in all forecasts;

•	increase our vulnerability to adverse general economic conditions and industry developments;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•	limit our ability to raise additional debt or equity capital in the future;
•	limit our ability to make strategic acquisitions and take advantage of business opportunities; and
•	place us at a competitive disadvantage compared to our competitors with less debt.

All of the foregoing potential effects of our substantial debt could severely limit our ability to operate and grow our business.

1 This table, provided for information purposes only, assumes that the Company does not exercise its option to repurchase or repay the NRS in cash.

2 All of the New Shares which are not subscribed for by the Company’s existing shareholders or third parties that purchase preferential subscription rights from existing shareholders in the market will be subscribed for by Senior Creditors in accordance with the subscription commitment provided by the Sauvegarde Plan, pro-rata to the amount of their debt claims against the Company.

3 The NRS will be subscribed for exclusively by the Senior Creditors, and the Company’s shareholders will be entitled to purchase NRS from the Senior Creditors for an aggregate maximum amount of 75,346,537 NRS upon exercise of the NRS Warrants.

4 Based on the maximum of 527,425,902 new shares, the issuance of which was approved by the Ordinary and Extraordinary Shareholders’ Meeting held on January 27, 2010 (5th resolution).

5 Based on the maximum of 970,965,706 shares to be issued in redemption of the NRS (including payment, in shares, of interest due on the NRS), the issuance of which was approved by the Ordinary and Extraordinary Shareholders’ Meeting held on January 27, 2010 (6th resolution).

6 This hypothetical illustration shows the maximum dilution resulting from the DPN redemption based on an issuance of approximately 405 million shares issued in redemption of the DPN, on the basis of an assumed issuance share price equal to €0.66 and a total nominal amount of DPN issued amounting to €253 million (under the Sauvegarde Plan, the maximum total nominal amount of the DPN to be issued (amounting to €300 million) will be reduced by up to the total amount of the disposal proceeds received before February 28, 2010, i.e. €47 million), increased by capitalized interest between the settlement date and December 31, 2010, assuming a 7 month-period for the purpose of the calculation. Note that the exact level of dilution will depend on the proceeds received by the Company from the disposal of certain non-core assets between now and December 31, 2010. In the event that the issue price of the shares issued in redemption of the DPN is less than €0.66, the level of dilution relating to the redemption in shares of the DPN would be greater than that indicated in the table above, but would not however exceed 0.40% (corresponding to the issuance of 500 million shares issued in redemption of the DPN, as authorized by the Ordinary and Extraordinary Shareholders’ Meeting held on January 27, 2010 (9th resolution)), until a new Extraordinary Shareholders’ Meeting of the Company authorizes the issuance of the missing shares.

The terms of our Reinstated Debt will contain certain covenants that will require us to meet certain financial tests and impose limitations and restrictions on our ability to operate our business.

The terms of our Reinstated Debt will require compliance with certain covenants, including covenants requiring that:

•
Interest Cover Covenant: EBITDA (as defined in the Reinstated Debt documentation) is not less than a specified multiple of net total interest on a trailing twelve month basis on June 30 and December 31 of each financial year;

•	Leverage Covenant: total net debt is not more than a specified multiple of EBITDA on a trailing twelve month basis on June 30 and December 31 of each financial year; and
•	Capital Expenditure Covenants: capital expenditure is not more than a specified amount in each financial year.

Each of the interest cover covenant and leverage covenant will become stricter over time.  A large number of factors, many of which are outside our control (such as a downturn in the industries in which the Group operates or a general economic downturn or any of the other risks identified in this document), could cause us to fail to comply with such covenants.

In addition, the terms of our Reinstated Debt will include provisions which will significantly limit our flexibility in operating our business. In particular, we will be subject to restrictions on our ability to, among other things, subject to certain exceptions:

•	pay dividends and make other distributions on our shares;
•	incur additional debt;
•	invest in joint ventures;
•	acquire new businesses or assets; and
•	dispose of businesses or assets.

As of the date of this Annual Report, the Reinstated Debt agreements have not yet been executed; this will occur before the launch of the capital markets transaction envisaged by the Sauvegarde Plan.

Failure to comply with any of the covenants described in the paragraphs above (in certain cases, following the expiry of a grace period) would constitute an event of default under our Reinstated Debt, which, absent a waiver from our senior creditors, would provide our senior creditors with the right to declare our Reinstated Debt that is outstanding at the time of any default, plus accrued interest, fees and other amounts due thereunder, immediately due and payable. Such breach of covenants could also constitute a breach of the Sauvegarde Plan, which if substantial could trigger the termination of the Plan (see “Risks related to our debt restructuring”).

In addition, if our senior creditors declare our Reinstated Debt that is outstanding at the time of any default, plus accrued interest, fees and other amounts due thereunder, immediately due and payable, following the occurrence of an event of default, then each holder of NRS will have the right to require the Company to redeem its NRS in Company shares, and each DPN together with all interest payable to the redemption date of the DPN (i.e. December 31, 2010) will become immediately and mandatorily payable in cash.

We cannot assure you that we would have sufficient liquidity to repay or refinance all or any of these amounts if they were to become payable following the occurrence of an event of default under our Reinstated Debt.

The terms of our Reinstated Debt will require us to use our excess cashflow and the proceeds of certain transactions to repay our senior creditors.

Under the terms of the Credit Agreement and Note Purchase Agreement, the Company will be required to prepay the outstanding Reinstated Debt in certain circumstances, including the following:

•
asset disposals: the net proceeds in respect of any disposal of any of its assets to an unaffiliated third party will be applied to repay the outstanding Reinstated Debt, other than: (i) the disposal of certain non-core assets during 2010, the proceeds of which will be used to redeem the DPN; and (ii) the disposal of certain assets, the proceeds of which will be used during the year to finance capital expenditures;

•
equity issuances: at least 80% of the net proceeds received  in respect of any new equity issuances (other than any share issuances permitted under the share capital increase that maintains the preferential subscription rights (droits préférentiels de souscription) of shareholders under the terms of the Sauvegarde Plan, shares issued in redemption of the DPN and the NRS) will be applied to repay the outstanding Reinstated Debt. In addition, the Company may opt to use the proceeds received in respect of any new equity issuances to prepay a portion of the NRS;

•
excess cashflow: in respect of 2010, 80% of our excess cashflow (which is defined as the aggregate of net cash from operating and investing activities subject to certain adjustments) will be applied to repay the DPN; in respect of 2011 and subsequent financial years, 80% of our excess cashflow (which is defined above) will be applied to prepay our Reinstated Debt;

•
change of control: upon the occurrence of a change of control in the Company, (see section 3.17.3: “Financial Resources – Sauvegarde Plan – Change of Control Provisions”), all advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable. In addition, the NRS will become immediately redeemable in the form of shares at the option of the holders thereof; and

•
other: net proceeds in respect of any payment or claim under any insurance policy or issuance of subordinated debt in connection with any refinancing, shall in each case be applied to the repayment of the Reinstated Debt (in which case a customary “make whole” amount must be paid to New Noteholders).

These obligations will significantly reduce the amount of funds we have available to fund working capital requirements. In addition, such obligations, as well as the limitations contained in the covenant described above, will also limit the Group’s investment capacity. Our ability to successfully maintain our market position and grow our businesses, particularly in the context of a changing technological environment that may require additional investment to seize business opportunities (see “Risks related to changes in market, technologies and consumer demand”) may be severely limited while any amount of our Reinstated Debt remains outstanding. In addition, these requirements will severely limit the funds we will have to pay dividends, or make other distributions, on our shares, or to buy back our shares. The amount of Reinstated Debt as well as the covenant provisions under the terms of the Reinstated Debt have been determined on the basis of their compatibility with the operating and financial performance prospects of the Group at the time of the Reinstated Debt negotiations, which remain subject to the uncertainties inherent in all forecasts.

1.3.2	Market Risk

Risk of interest rate fluctuations

Interest rate fluctuations may lead to decreases in our financial results.

Our financial debt is mainly at floating rates (98% of our debt at December 31, 2009 is at floating rates, that is, the interest rates are fixed for periods of less than 1 year). In anticipation of the restructuring of our debt we unwound in 2009 all of the interest rate swaps which converted our existing fixed rate debt to floating rate debt and which provided protection via caps. Under the Sauvegarde Plan our private placement notes and our syndicated credit facility debt will be restructured and replaced by new Reinstated Debt with modified terms and a new repayment schedule. This new debt will consist of notes at fixed rates and bank term loans at floating rates. Under the terms of the Sauvegarde Plan we must hedge 2/3 of the floating rate bank debt. Our Reinstated Debt will be 38% at fixed rate and 62% at floating rate. If we take into account hedging, our debt will be 78% at fixed rate and 22% at floating rate. Failure to manage interest rate fluctuations effectively in the future, or increases in interest rates, may have a material adverse impact on our financial charges. See also “Risks related to our debt restructuring” above. At interest rates under the Reinstated Debt and without taking into account hedging, interest charges for a full year (at the December 31, 2009 exchange rate) would be €110 million on the Reinstated Debt of approximately €1.5 billion compared to our total gross interest charges for 2010 (including interest charges for discontinued activities) of €76 million on our existing debt of approximately €2.8 billion.

Risk of exchange rate fluctuation

Currency exchange rate fluctuations may lead to decreases in our financial results.

To the extent that we incur costs in one currency and have sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. A significant portion of our activities are located in the United States or other countries where the currency rate is closely linked to the dollar; therefore our primary exposure to foreign currency fluctuations is linked to the US/euro exchange rate. Most of our sales are in U.S. dollars and in euros; however, certain expenses are denominated in other currencies such as the Mexican peso and Polish zloty, in particular those of our production facilities in Mexico and Poland. For more information on exchange rate fluctuations, including the analysis of the effect of a 10% increase in the dollar relative to the euro on our consolidated group sales and profit from continuing operations before net finance costs, please refer to note 27.1(f) of our consolidated financial statements. Although our general policy is to hedge against these currency transaction risks on an annual or six month basis, given the volatility of currency exchange rates and the occasional illiquidity in some emerging market currencies together with the potential for changes in exchange control regulations in such emerging markets, we cannot assure you that we will be able to manage these risks effectively. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. For more detailed information on our hedging policies, refer to Chapter 7: “Quantitative and Qualitative Disclosures about Market Risk.”

Risk of adverse change in share price

Our share price has been volatile in recent years and could continue to be negatively affected by our restructuring.

The stock market in recent years has experienced extreme price and volume fluctuations which have particularly affected the market prices of technology companies and other companies with relatively low share prices. Volatility in our share price has also been significant during this period.

Beyond this general market volatility, our share price has been negatively affected by the Group’s financial situation and by the opening of the Sauvegarde Proceeding. The average price of our shares decreased by 72% in 2007 and 74% in 2008. In 2009, our average share price was €0.95 (based on the average of monthly closing share prices). It fell by 74% compared to an average share price of €3.63 in 2008. Share price volatility can result in losses for investors in a relatively short period of time. Our share price could continue to be negatively affected by the implementation of the Sauvegarde Plan, notably due to the dilutive effect of the transactions it envisages and the absence of a lock-up for the securities issued in the context of the restructuring.

Historically, securities class action litigation has often been instituted against companies that experience a severe decline in their share price, particularly in the United States. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

The Sauvegarde Plan does not provide for lock-up agreements with respect to the securities issued in the context of the restructuring and the resale of a substantial amount of these securities, or the possibility thereof, could have an unfavourable effect on our share price.

The Sauvegarde Plan discussed in Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background” of this Annual Report, does not provide for lock-up agreements with respect to the (i) shares issued in the context of the capital increase or as reimbursement of the NRS or DPN, (ii) NRS and (iii) DPN. Most of the creditors who will receive such shares in the context of the restructuring do not regularly invest in our shares and a large number of them could look to sell such securities. The sale of these securities could lead to a significant decrease in our share price and the prospect of such sales could have a negative impact on our share price.

Risks related to liquidity

Our ability to access the financial markets was significantly impacted by the deterioration in our financial situation, by the negotiations that followed our debt restructuring and by our Sauvegarde proceeding. As a result, our access to the financial markets has become severely restricted.

For more information on the Company’s liquidity risk, please see section 3.17 “Liquidity and Capital Resources”, section 7.5, “Liquidity Risk” and Note 27.3 of our consolidated financial statements to this Annual Report.

1.3.3	Risks related to business disposals

The Group has decided to sell or close activities that are considered to be non-strategic, such as Grass Valley, Screenvision, PRN and residential telephony. The sale or closure of a business exposes us to a range of risks which include risks linked to asset sales, risks of delay, risks on funding working capital requirements during the period of sale and additional costs of closure, especially labor-related costs, clauses in supplier and customer contracts which may lead to penalty claims, risk of losing customers of the activities sold and possible decline of revenues and operating result prior to closure. These types of risks are often difficult to predict and, if they materialize, they may have a negative impact on the net income of the Group. There is also a risk of being unable to reduce structural costs that cannot be passed on to the buyer.

Some non-strategic activities that the Group plans to dispose of, including Grass Valley, are loss-making. The cost involved will depend on progress made in the sale process, especially if there is a delay in the sale of these activities or if they have to be closed. The Group’s actions to reduce the losses incurred and the possible restructuring measures involved may affect the Group’s cash flow as well as the amount of net proceeds of the sale for purposes of repaying the DPN ("Disposal Proceeds Notes"). For further information on the dilutive impact of the DPN, readers should refer to the risk factor “Dilutive effects of the restructuring” above.

In the case of a sale of a business we also face risks related to the valuations assigned by potential buyers in sale and purchase agreements, which depend upon their business plans and are based on their perceived synergies and intentions to change the business. If such risks materialize this may lead to accounting losses for the Group on sale of the assets concerned and an impact on the Group’s cash flow.

If we are not able to complete the disposal of one of our activities that is in the process of being sold, we could be required to incur significant restructuring charges in order to improve the profitability of the relevant activity.

1.3.4	Risks related to our activity

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

Our businesses operate in the Media & Entertainment (“M&E”) industry, which is a concentrated market. Our customer base is similarly concentrated. In addition to this industry concentration, relationships have historically played an important role in the M&E industry we serve. As a result of the combination of these factors, several of our businesses depend on a number of major customers and our long-term relationships and contractual arrangements with them. For example, our Cinema Services and DVD Services activities, which generate a significant portion of our revenues from Entertainment Services depend on our relationships with a number of major motion picture studios. We generally negotiate exclusive, long-term contracts with these studios. Our top five studio customers accounted for approximately 65% of the revenues of Entertainment Services and 31% of our consolidated net revenues in 2009. In Connect, a large proportion of our revenue is derived from various network operators occasionally under long-term contractual arrangements. Our top five customers in the Connect division accounted for approximately 50% of the reported 2009 revenues of the division and around 19% of our 2009 consolidated net revenues. In respect of our Licensing business, see “Risks related to the evolution of the Licensing business” below.

Overall for the Group, our ten largest customers accounted for 51% of our 2009 consolidated net revenues. If these customers were to reduce or cease purchases, this could adversely affect our businesses, results and prospects.

Although the Group has signed multi-year contracts with many customers and most of our major customer relationships include multiple contractual arrangements with varying terms and conditions and expiration dates, certain contracts come up for renewal in any given year (or more frequently) across each of our business lines. If we are unable to renew such contracts with similar or better terms, our financial situation may be affected. For example, in 2009, the Group lost market share with certain European telecoms operators in its Connect business, which reduced Group net income.

Furthermore, our 2009 financial problems may have led to a loss of customer confidence, resulting from concerns by some customers that we might no longer be able to guarantee services and products. This in turn may have led some customers to cease purchasing from us and it may take a long time to win back their confidence. We may be forced to offer our customers more attractive financial conditions without any assurance of retaining these customers. See also “Risks related to our debt restructuring” above.

When one or a small number of our customers represent a significant percentage of our revenues, a decision by one or more of our major customers not to use our products, services or technologies, or their failure or inability to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons, could have an adverse effect on our operating results.

In order to anticipate and prevent the deterioration of major customer relationships, the Group closely and continuously monitors its sales and marketing process, and in particular, the renewal and renegotiation of key contracts. By working in cooperation with the Marketing Strategy department and the Technology department, each division has devised a sales and marketing strategy and formulated plans for new client development. All such plans, along with the evolution of sales and marketing activity, are regularly reviewed by management. The Group has also implemented a systematic formal review process for offers prior to their submission to clients, according to strategic and financial criteria and tiered approval levels. Among the financial criteria, the analysis of the impact of each project on cash flow and the demand for working capital receives particular attention, as does the return on investment.

Risks related to our capacity to develop products and services that respond to our customers’ technological choices

The sources and timing of our revenues and our profits depend in large part on our customers’ business plans and investment decisions for certain technologies, products and services, which in turn may depend on the preferences of the public. If our customers do not commit resources to technologies, products and services supplied by us or if our technologies, products or services do not adequately respond to customer demand, our revenues may fluctuate significantly from year to year and our financial results may suffer.

The sources and timing of our revenues and our profits depend on our customers’ business plans and investment decisions for technologies, products and services. For example, in the Connect division, the customers of our Access Products business (such as set-top boxes or dual/triple play gateways) may choose to deploy a particular or proprietary technology that we have not anticipated or chosen to support and thus may buy products from our competitors. In the DVD and Film markets, new formats and their deployment may reduce revenues of the Entertainment Services division. Another example of a Group technological choice concerns 3D technology and its acceptance by our customers. We develop products and use technologies for the production and distribution of 3D content that may not be deployed as broadly as we forecast. These types of situations occur primarily because we have no control over our customers’ business plans and investment decisions, which in turn depend largely on the fast changing preferences of the public. Furthermore, the content market is highly competitive and competing technologies and products are often released into the marketplace at the same time.

In an effort to manage this risk and keep up to date on market trends and influence the industry, we invest and participate in organizations that set technology standards.

Risks related to changes in market, technologies and consumer demand

The success of our strategy depends in large part on our ability to adapt to new or changing market trends and to develop and deliver on a timely basis innovative technologies, products and services for these industries in general and, in particular, for growing market segments such as electronic content management and distribution. If we fail to do so, our financial results may suffer.

The markets for our products, services and technologies are characterized by rapid change and technological evolution. We will need to expend significant and targeted resources on research and development in order to continue to design and deliver innovative products, services and technologies for the M&E industry, including technologies that we may license to manufacturers and other third parties. Despite our efforts, we may not be able to develop and effectively market new products, services and technologies that adequately or competitively address the needs of the changing marketplace. New products, services and technologies can be subject to delays in development and may fail to operate as intended. There may be no or limited market acceptance of new products, services or technologies which we may offer, or significant competitive products, services or technologies may be successfully developed by our competitors.

We have oriented our strategy and investment plans based on our expectations regarding the development of our markets and certain specific aspects, such as (1) the speed of development and commercialization of Blu-Ray™ technology in the DVD sector as compared with standard DVD, (2) the digital switchover in films, (3) development of 3D technology, and (4) the rate at which electronic distribution will replace sales of physical products. These trends will determine the rate of transition from certain mature activities toward new activities. Our expectations and predictions may not be accurate, which may require adjustments in our strategy and our investment policy. If new technologies were to develop more quickly than anticipated, we may be required to increase our investments, which may be incompatible with the covenants under our financing agreements (please see “Risks related to our indebtedness”). Similarly, if mature technology on which a significant portion of our activities relies were to decline more quickly than anticipated, cash flows generated by these activities could be negatively affected. Our growth and the success of our strategy depends to a great extent on our ability to develop and deliver innovative products, services and technologies that are widely adopted by our customers in response to changes in the M&E industry and that are compatible with the products, services or technologies introduced by other entertainment industry participants. If we fail to correctly and timely anticipate, identify and assess such economic drivers and new or changing market trends or to develop and deliver such products, services and technologies, our growth and our financial results may suffer.

In 2009, our results were affected both by our financial difficulties as well as the difficult economic environment. In this regard, we are not able to precisely distinguish, and therefore quantify the impact related to our financial difficulties from the impact related to the economic environment, and in particular the impact on our relationship with our suppliers and customers.

Risks related to the evolution of the Media & Entertainment industry

The success of our strategy depends in large part on events, conditions and trends in the M&E industry. If this industry fails to grow at the pace we project or is affected by other events, conditions or trends, our growth and business prospects may be limited, and our financial results may suffer.

We have based our strategy on our vision of how the M&E industry is developing and may develop over the next few years. A number of factors outside our control may affect the M&E industry’s development and speed of change. Economic conditions have an impact on funding mechanisms for movie making. With reduced upfront funds, studios are likely to be more cautious with investment in film production. A consolidation of players could take place, resulting in reduction of their overall spending. Unless an alternate funding mechanism is adopted, the lack of deployments may hamper 3D productions due to non-optimal return.

Our current business is centered around well known large M&E companies, whose results may be impacted by:

•	The type of public demand for large international productions or small local productions or even content developed by users; and

•
The introduction of copyright protection. In the event of non-compliance with intellectual property legislation and copyright, the budgets for new content may suffer due to a lower return on investment caused by piracy and distribution of unlicensed content.

Digital distribution of premium content to homes is a significant strategic growth area for Technicolor. This strategy will be affected by many external factors, including the following:

•	firstly, consumer adoption will depend on (i) availability of broad and recent content from studios; (ii) exceptional viewing experience; (iii) simplicity of home device; and (iv) attractive prices;

•	secondly, in order to satisfy the end users, studios will need to be more aggressive with new release windows, and are likely to create channel conflict with their physical distribution channels;

•
thirdly, one of the key enablers of an exceptional viewing experience is the speed and quality of the broadband connection at home. Although broadband speeds are on the rise, the emergence of over-the-top models is impacting Network Service Providers’ (NSPs) appetite to invest. Regulatory frameworks, which differ from country (and often jurisdiction) to country, also play a key role in convincing NSPs to invest;

•
fourthly, to date, the connected home is made of disparate product families from different vendors, each with their own networks and protocols. Connectivity across devices is still immature and in-home integration is complex.

If the M&E industry fails to grow at the pace we project or are affected by other events, conditions or trends (such as or different from those described above), our growth and business prospects may be limited, and our financial results may suffer.

Competition

We face strong competition in many of our businesses, including from groups that are significantly larger than Technicolor and from existing customers that may develop in-house capabilities. Competition may cause prices to decline to unprofitable levels, which could adversely affect our financial results and situation.

The products and services we supply are subject to intense price competition and, although we have leading positions in many of our market segments, the competing businesses are sometimes part of groups which are significantly larger than Technicolor. These groups may include customers who may already have, or may develop, in-house capabilities to supply the products or services which we supply, such as studio customers who have Content Services capabilities in-house or broadcasters who have equipment design and sourcing capabilities in-house. If our competitors or our customers use their size and resources to put additional competitive pressure on Technicolor, our operations could be materially and adversely affected.

Furthermore, due to technological innovation and changing business models, new operators may take advantage of changing market conditions by offering alternative solutions thereby taking away market share from current market participants. We seek to innovate and to differentiate our products and services, as well as to design, build and source our products and their components in such a way as to minimise the effects of these risks.

In order to identify changing market conditions and minimize our exposure to related risks, we develop scenarios to (1) identify trends and key factors, (2) summarize trends and risks, (3) map the industry and Technicolor’s position therein, (4) create options for each scenario and above all (5) generate series of indicators to manage and adapt our strategy and priorities.

Risks of being dependent on suppliers or partners

We rely on third-party suppliers and partners to manufacture a substantial number of our products or sub-components, develop or co-develop new products or solutions and manage inventory on a just-in-time basis. These practices entail financial risks, risks of suppliers of failing to perform, and reputational and other risks to Technicolor.

We procure from third-party suppliers a substantial number of our products or sub-components, particularly for Connect, and these are usually sourced from a concentrated supplier base. We purchase around 75% of raw materials, components and finished products from our top ten suppliers, and approximately 80% of these purchases are made for Connect and Grass Valley. In addition, we outsource to external suppliers extensive operational activities including procurement, manufacturing, logistics and other services. Reliance on outside suppliers reduces our ability to prevent products from incorporating defective technology or components. We could also be exposed to the effects of production delays or other performance failures of such suppliers. Products with any kind of defects and defects in the production, quantity or delivery of our products can adversely affect our net sales and reputation. Reliance on external suppliers may also expose Technicolor to the effects of suppliers’ insufficient compliance with applicable regulations or third-party intellectual property rights.

In addition, we complement our internal research and development or production activity by entering into co-development agreements and research programs with strategic partners or by subcontracting certain activities, including production to outside providers, particularly for the Connect division. These arrangements involve the commitment by each company of various resources, including technology as well as personnel. If these arrangements do not develop as expected, if the products or solutions developed and produced by our partners do not meet the required time and quality standards or experience any performance failures, or if the financial situation of our partners deteriorates, our ability to develop and produce these new products and solutions successfully and on schedule may be hampered.

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

In 2009, the worldwide economic crisis and its consequences on the industry, together with the announcements we made in 2009, highlighted the financial risks linked to our relationship with our suppliers and the working capital management of all parties involved. These financial risks are related primarily to two scenarios: on the one hand, renegotiation by our suppliers of the terms and conditions of their relationship with us in order to protect their own financial interests and limit their exposure to us; on the other hand, a weakening of our suppliers’ financial and cash situation, which could result in a breakdown of supply or in an impossibility for the suppliers to make the necessary investments to execute their obligations.

The development of action plans to reduce the potential impact of these supplier risks is the responsibility of the Purchasing department. These plans include the nearly systematic use of two or more sources of supply for key components or the provision of electronic outsourcing. As regards financial risk, we closely oversee suppliers that could be sources of risk, tracking their cash flow positions and calling in other suppliers if that should prove necessary. Our suppliers are also subject to quality audits of their services and supplies, and of key performance indicators, giving us regular evaluations of the quality of products or services supplied.

The Purchasing department has also established very detailed procedures for operational and contractual monitoring of our principal suppliers, including electronics sub-contractors in Eastern Europe, Mexico and Asia, and suppliers of key components such as integrated circuits, memory chips or hard disks, as well as suppliers of raw materials used in the production of DVDs. Parallel to the above, the Purchasing department maintains ongoing contact with key suppliers to keep them updated on our most recent strategic or financial news.

In 2009, our results were affected both by our financial difficulties as well as the difficult economic environment. In this regard, we are not able to precisely distinguish, and therefore quantify, the impact related to our financial difficulties from the impact related to the economic environment, and in particular the impact on our relationship with our suppliers and customers.

Risk related to product defects or product or service quality defects

Product defects or failures to deliver services as contracted could adversely affect our business results and financial condition.

We are sometimes exposed to warranty and product liability claims in cases of product performance issues and claims in cases of service performance issues. Furthermore, our customers may be led to reduce or stop purchasing from us in the event of quality issues or defective performance of contracts or if we are not able to supply the products and services requested. There can be no assurance that we will not experience (i) liability resulting from our products or services, (ii) large-scale product recalls or (iii) a reduction or cessation of purchases by a major customer following quality issues or defective performance, and that these will not have a negative impact on our reputation and our sales. We generally maintain insurance against many product and service liability risks and record warranty and other provisions in our accounts based on historical or expected defect rates, but there can be no assurance that this coverage and these warranty provisions will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us.

Centers for product development or implementation of services include quality assurance functions that are responsible for establishing and measuring suitable quality indicators and developing action plans to improve the quality of our products and services. These quality programs include short- and medium-term improvement plans developed from quality studies with our customers. These programs are also developed with our main solutions and component suppliers and their effectiveness is assessed through quality audits.

Risks related to partnerships

We may seek to expand our product and services offering, our technologies portfolio and our geographic coverage, and hence our customer base, through acquisitions and partnerships. These decisions give rise to corresponding risks and uncertainties that are typical for such transactions.

We may seek to expand our business via long-term partnerships, which depends on our ability to identify appropriate partnerships and joint venture opportunities, obtain the necessary financing, complete agreements in due time, and obtain the required authorizations. Such partnerships may give rise to many risks including risks of execution, integration and funding. In addition, we must pay particular attention to risks in connection with the protection of our intellectual property rights. Those and other risks or potential difficulties inherent in partnerships and joint ventures may adversely affect our results or financial condition. With respect to acquisitions, we are limited by new loan agreements which impose important limits on acquisitions especially when paid in cash. To the extent we are entitled to make acquisitions in compliance with these limits, we face risks in relation to execution, integration and funding which may compromise the success of the acquisitions.

Risks related to the evolution of the Licensing business

The licensing of patents constitutes a significant source of revenue and profits for us. If sales by our licensees of products incorporating our technologies or the licensing rates requested decline or if we are unable to replace expiring patents with new patents, our financial results could suffer.

We derive significant profit from the licensing of our various technologies to product manufacturers. We have derived a significant portion of our operating income from our technology Licensing business over the last few years. Our top ten licensees accounted for approximately 76% of our total Licensing revenues in 2009, and our revenues from the MPEG-LA Licensing pool (in respect of MPEG 2 technology) accounted for approximately 42% of Technology’s revenues both in 2009 and 2008. Our Licensing revenue is dependent on sales by our licensees of products that use our patents. We cannot control these and other manufacturers’ product development or marketing efforts or predict their success. If our licensees were to sell fewer products incorporating our patents, or otherwise face significant economic difficulties, our Licensing revenue and profits could decline, which could occur for a number of reasons, e.g. changes in consumer tastes and trends or changes in industry standards.

Our Licensing revenue is tied to the life of those patents. Our right to receive royalties related to our patents terminates with the expiration of the last patent covering the relevant technologies. For further information on our Licensing business see “Licenses” under section 2.2.3 “Technology” of this Annual Report.

In addition, standards-setting bodies may require the use of so-called “open standards,” meaning that the technologies necessary to meet those standards are freely available without the payment of a licensing fee or royalty. The use of open standards may therefore reduce our opportunity to generate licensing revenue.

Risks related to the protection of intellectual property

If we are unable to protect effectively our intellectual property rights in the technologies, brands and know-how we use or license to our customers, our business could be adversely affected. We may have difficulty enforcing our intellectual property rights effectively in many important markets as a result of the limited recognition and enforcement of intellectual property rights in many jurisdictions outside the European Union and North America, such as China.

Our business is dependent upon our patents, trademarks, trade secrets, copyrights and other intellectual property rights. Effective intellectual property rights protection, however, may not be available under the laws of the countries where the products of the Licensees are distributed. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming. We have taken steps in the past to enforce our intellectual property rights and expect to continue to do so in the future. However, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property rights fully, particularly in certain countries outside the European Union and North America or where the initiation of a claim might harm our business relationships. For example, we have experienced, and expect to continue to experience, problems with Asian and other product manufacturers using our patents in their products without a license. If we are unable to successfully stop unauthorized use of our intellectual property, we could experience increased enforcement costs in important manufacturing markets, such as China, and suffer substantial loss of Licensing revenues, which could adversely affect our financial condition and results of operations.

We generally seek patent protection for our innovations. It is possible, however, that some of these innovations may not be protectable. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Moreover, we have limited or no patent protection in certain foreign jurisdictions. Furthermore, there is always the possibility, despite our efforts, that an issued patent may later be found to be invalid or unused. Moreover, we seek to maintain certain inventions as trade secrets. These trade secrets could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from them.

Risks related to access to intellectual property

Our business relies to some extent on intellectual property, which is owned by third parties. If we cease to have access to any such intellectual property or can only have such access on non favorable terms, our business and financial results could be adversely affected. In addition, we are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

In addition to our proprietary technology, we also rely on certain technology that we license from third parties. We cannot provide any assurance that these third-party licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to use certain technologies could adversely affect our business and financial results.

In addition, companies in the technology and M&E industry and individual inventors own large numbers of patents, copyrights and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have faced such claims in the past, we currently face such claims and we expect to face similar claims in the future. See Note 37 to our consolidated financial statements for a description of our existing litigation related to intellectual property rights. Any intellectual property claims, with or without merit, could be time consuming and expensive to litigate or settle. For example, in the past we have settled claims relating to infringement allegations and agreed to make payments in connection with such settlements. An adverse determination could require Technicolor to pay damages or stop using intellectual property found to be in violation of a third party’s rights and could prevent us from offering our products and services. In order to avoid these restrictions, we may have to seek a license for the intellectual property. This license may not be available on reasonable terms, could require us to pay significant royalties and may significantly increase our operating expenses. The intellectual property may not be available for license to us at all.

As a result, we may be required to develop products and services that do not use the intellectual property of these third parties, which could require significant effort and expense. If we cannot license or develop non-infringing technologies for any infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of the above circumstances could harm our operating results and our financial condition.

In order to protect the group from identified risks, we have a team dedicated to the management of Intellectual Property used by the Divisions. This team manages and protects the interests of the Divisions by ensuring that third party technologies are in fact being used, that this use is covered by contractual agreements and if necessary by negotiating license agreements at reasonable rates.

1.3.5	Other risks

Risks related to economic and social conditions

Economic and geopolitical conditions and potential labour disputes may adversely affect our results and financial condition.

General economic trends in the countries in which our products and services are sold and where we source raw materials and components, primarily in North America, Europe and Asia, can have a significant impact on demand, prices and costs for such products and services. These trends could be accentuated by the worldwide economic crisis. Pricing pressure and soft demand in the markets in which we sell our products and services or significant increases in the costs of raw materials or components could result in further pressure on our profit margins and our financial results. The Connect business mainly relies on products and equipment which are manufactured primarily in China and Eastern Europe and could therefore be subject to risks listed above. Furthermore, labour disputes that directly affect our business could adversely affect our ability to deliver goods and services to our customers, and a significant labour dispute in our clients’ industries could also have a material affect on our business. For example, a strike by a major entertainment industry union could reduce the supply of original entertainment content, which could in turn reduce the demand from our customers for our products and services.

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

These risks concerning the economic and social environment are managed by each business, either in decentralised form for risks specific to a given activity, or through Group support functions. They are regularly reviewed in detail by Group management as part of the monthly or quarterly activity review meetings.

In addition, the measures taken by the Purchasing department generally enable use of two or three suppliers, either in the same region (for example, in China), or in several geographical regions (for example, in East Europe and Asia simultaneously for the same product). If one of the risks previously described should occur, this strategy gives us the possibility of diversifying our suppliers.

Risks related to antitrust procedures

Claims and investigations relating to competition law could materially adversely affect our results of operations, financial condition and cash flows.

We are subject to certain claims and investigations relating to alleged anti-competitive conduct by Technicolor and certain of its subsidiaries in connection with our former cathode ray tubes business. See Note 37 to our consolidated financial statements for more information.

Should we or any of our subsidiaries ultimately become subject to fines or penalties in respect of any such alleged conduct, or be held liable therefor towards any third parties, or settle any related claims or proceedings, it is possible that the amounts of any such fines or penalties, liability or settlement could be substantial and could have a material adverse effect on our results of operations, financial condition and cash flows.

We continue to take all appropriate measures to meet requests for information from the administrations concerned.

Furthermore, in order to prevent other procedures or events of this nature, it is important to ensure that the Group’s management and sales force are appropriately sensitive to competition regulations and to build up their knowledge on the subject. We have developed and implemented training programs on the subject, in particular using on-line training methods. These actions are part of a more general program of ethical training that was launched in the Group in 2008 and continued in 2009.

Risks related to human resources

Our success depends upon retaining key personnel and hiring qualified personnel.

Our success depends to a significant degree upon the continued involvement of our management team. A limited number of individuals have primary responsibility for managing our business, including our relationships with key customers and licensees. If we were to lose a key member of our team, whether from retirement, competing offers or other causes, we may be prevented from executing our business strategy, lose key customer or licensee relationships, or otherwise suffer an adverse effect on our operations.

Our performance also depends upon the talents and efforts of highly skilled individuals. Our products, services and technologies are complex, and our future growth and success depend to a significant extent on the skills of capable engineers and other key personnel. Ongoing training of personnel is also necessary to maintain a superior level of innovation and adapt to technological changes. The ability to recruit, retain and develop quality staff is a critical success factor for us and if we are unable to do so effectively, our operating performance could be negatively affected. See also the description of “Risks related to our debt restructuring”.

In order to limit the impact that these risks might have, we have established a set of human resource management programs such as succession planning for key people in each division or development programs for high potential profiles. These different programs are regularly monitored by the Executive Committee.

Risks related to the environment

Changes in safety, environmental or health legislation resulting in more burdensome requirements and additional costs could adversely affect our business, results of operations and financial condition.

A certain number of the Group’s manufacturing sites have been used for industrial purposes for many years. Contamination of the soil or the subterranean groundwater, which has already occurred at some sites, could occur again or be discovered on other sites in the future. The industrial wastes from any sites that we built or acquired may expose the Group to clean-up or remediation costs. The Group has identified certain sites whose contamination required or will require remedial actions.

The Group believes that the provisions it has set aside and contractual guarantees from which it beneifts (contained in the acquisition agreements for certain industrial assets) provide reasonable coverage for its environmental health and safety obligations. However, potential problems cannot be foreseen with certainty and provisioned amounts may not be adequate in all cases. Moreover, future events, such as changes in government or changes in laws on safety, the environment, or health, or the discovery of new risks, could create additional costs that could have unfavourable effects on the Group’s business, results of operations or financial condition.

In addition, some products we sell, or have sold in the past, are subject to electronics recycling legislation in certain jurisdictions or other legislation regulating certain aspects of the materials used in and the manufacturing or design of the product. Many jurisdictions are also considering similar legislation that may impact products we sell or sold and these laws could have a material adverse impact on our financial condition and results of operations. For further details of environmental actions conducted by Technicolor see Chapter 2: “Information on the Company”, section 2.4.2: “Environmental Matters” of this Annual Report.

Risks relating to tax loss carryforwards resulting from the implementation of the Sauvegarde Plan

Depending on the interpretation of US tax rules, namely section 382 of the 1986 Internal Revenue Code, the share capital increase under the Sauvegarde Plan could lead to an “ownership change” of the US group of subsidiaries. Such “ownership change” could severely restrict the use of tax loss carryforwards of the US group and certain other losses and tax deductions and over time could adversely affect the US group’s deferred tax assets. Note that as of December 31, 2009, these net deferred tax assets were written down.

Risks related to the impairment of certain tangible and intangible assets including goodwill

Changes in assumptions underlying the carrying value of certain tangible and intangible assets, including as a result of changing market conditions, could result in impairment of such assets, including goodwill. We periodically review the carrying amounts of our tangible and intangible assets, including goodwill, to determine whether there is any indication that the carrying amount of those assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any.

Goodwill and intangible assets with indefinite useful lives are reviewed annually for impairment using the recoverable amount of the assets or the cash generating units. Tangible and intangible assets with finite useful lives are reviewed using the future cash flow generated from the assets or the cash generating unit when changes in circumstances indicate that the carrying amount may not be recoverable. To determine the recoverable amounts of the cash generating units, we depend on certain key assumptions, including assumptions regarding budget and cash flow projections, growth rate projections and post-tax discount rates. For additional information on our impairment tests, see notes 3.3, 13 and 14 to our consolidated financial statements.

If management's estimates change, the estimate of the fair value of tangible and intangible assets could fall significantly and result in impairment. While impairment of tangible and intangible assets, including goodwill does not affect cash flows, it does result in a non-cash charge in the consolidated statements of operations, which could have a material adverse effect on our results of operations or financial position. Based on our impairment review during 2009, we recorded, mainly on discontinued operations, €138 million of impairment of goodwill, €140 million of impairment of intangible assets and €54 million of impairment on tangible assets. At December 31, 2009, we had €746 million of goodwill, €431 million of tangible assets and €456 million of intangible assets. Please refer to the section "Sensitivity of recoverable values" in Note 14 to our consolidated financial statements for a discussion of changes to certain parameters (namely the discount rate and cash flow predictions) that could reduce the recoverable value of certain cash-generating units below their book value and therefore result in the recording of a loss. Total goodwill sensitive to these hypothetical variations stands at €632 million out of a total goodwill of €746 million. The goodwill considered as sensitive relate to DVD Services for €320 million, Creation Services and Theatrical Services for €75 million and Connect for €237 million. The discounted cash flows (recoverable value) for these businesses were close to their book values as of December 31, 2009 (see note 14 of the Group’s consolidated financial statements). Consequently, worse than anticipated market conditions would result in an impairment charge for the Group. Regarding specifically DVD Services, the strong seasonality of demand requires annual capacity production that is higher than the level of production: in 2009, we had an annual production capacity of approximately 2 billion DVDs compared to 1.1 billion DVD units sold. The related tangible assets were reviewed according to IAS 36 and there was no indication that a triggering event for impairment existed as of December 31, 2009.

No assurance can be given as to the absence of significant further impairment charges in future periods, particularly if market conditions deteriorate further.

Insurance

For further details on risk coverage by our insurance policies, please see section 2.4.3 "Insurance" in chapter 2 "Information about the Group and its activities" in this Annual Report.

1.4    Litigation

In the normal course of our business activities, we are involved in legal proceedings and are subject to tax, customs and administrative audits. We generally record a provision whenever a risk represents a contingent liability towards a third party and when the possible loss that may result can be estimated with sufficient accuracy.

The principal legal proceedings and governmental investigations in progress or envisaged, including certain claims and investigations relating to alleged anti-competitive conduct in connection with our former cathode ray tube business, are described in Note 37 to the Group’s consolidated financial statements.

Except for the litigation described in Note 37 to our consolidated financial statements and the dispute with the holders of our TSS described in Chapter 1: Key Information and Risk Factors”, section 1.3.1 “Risk related to our debt restructuring”, there are no other governmental, judicial or arbitration proceedings, including any proceedings of which we are aware, that are currently pending or threatened, which could have, or had over the past 12 months, a material effect on the financial situation or profitability of the Company or the Group.

2.	INFORMATION ON THE COMPANY

2.1	History and Strategy of the Company

2.1.1	Company Profile

Legal and commercial name:
Technicolor

Registered office address:
1-5, rue Jeanne d’Arc
92130 Issy-les-Moulineaux France
Tel.: +33 (0)1 41 86 50 00
Fax: +33 (0)1 41 86 58 59
E-mail: webmaster@technicolor.com

Domicile, legal form and applicable legislation: Technicolor is a French corporation (société anonyme) with a Board of Directors, governed by Title II of the French Commercial Code pertaining to corporations, by all laws and regulations pertaining to corporations, and its bylaws.

We are registered in the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Nanterre under No. 333 773 174 and our APE code, which identifies a company’s type of business and activities, is 6420Z, corresponding to the business of corporate administration.

Date of incorporation and length of life of the Company: Technicolor (formerly Thomson) was formed on August 24, 1985. It was registered on November 7, 1985 for a term of 99 years, expiring on November 6, 2084.

Fiscal year: January 1 to December 31.

Technicolor provides a wide range of video technologies, systems, finished products and services to the Media & Entertainment (“M&E”) industry. In 2009, Technicolor’s activities were organized into three operating divisions, namely Entertainment Services, Connect and Technology. All other activities and corporate functions (unallocated) are presented within the “Other” segment. In fiscal year 2009, Technicolor generated €3,529 million of consolidated revenues. On December 31, 2009, the Group had 20,818 employees in more than 30 countries (including those in operations treated as discontinued).

2.1.2	Historical Background

Technicolor, formerly Thomson, has been contributing to the development of broadcasting technologies for more than 95 years. Technicolor now occupies leading positions worldwide in the supply of production, postproduction and distribution services for content creators, broadcasters and network operators.

The Group has been listed on NYSE Euronext Paris and the New York Stock Exchange since November 1999, when the French State, which owned 100% of share capital until the entry of a group of reference shareholders in December 1998, reduced its holding from 70.0% to 51.7%. The French State gradually reduced its interest until 2004. Since then, the French State has owned close to 2% of Technicolor’s share capital.

Change in Businesses

In the 1980s and 90s, the “Thomson Group” combined consumer electronics businesses with specialized professional electronics activities. These two divisions were split in 1997, leaving only the consumer electronics and components businesses within the Thomson Multimedia organization, which was renamed Thomson in 2002 and Technicolor in January 2010. Over the last ten years, the Company has refocused on the media and entertainment industries, specializing in activities related to the creation, management and delivery of content.

This refocus has included a series of strategic transactions, including:

•	The acquisition of Technicolor® in 2001;
•	The acquisition of Philips’ professional video equipment business in 2001;
•	The acquisition of Grass Valley® in 2002;
•	The acquisition of The Moving Picture Company (MPC) in 2004;
•	The disposal of the Television business to TTE in 2004;
•	The disposal of the Tubes business to Videocon in 2005;
•	The disposal of the Videoglass business to Rioglass in 2005;
•	The disposal of most of the Audio-Video and Accessories business to Audiovox in 2006 and 2007; and
•	The disposal of the Skymaster business to Arques Industries in 2007.

 In 2009, the Group decided to refocus on content creation and delivery, and to dispose of businesses that do not fit into its new strategic framework: its professional broadcast & networks business (Grass Valley) and its Media Networks business (MN, mainly Premier Retail Networks and Screenvision). The Group also completed the exit of the retail telephony business, which it initiated in November 2008.

Technicolor’s new scope of activity covers:

•	Services for Content Creators (Entertainment Services activities);
•	Digital home products and software service platforms (Connect activities); and
•	Research and licensing (Technology activities).

Debt Restructuring

Discussions with the Main Senior Creditors of the Company

On January 28 and March 9, 2009, the Company announced that when the 2008 audited consolidated financial statements were available, it would be in breach of certain covenants contained in financial agreements under which the Company had borrowed substantially all of its outstanding senior debt, i.e. around €2.8 billion (the senior debt).

To prevent the risk of the acceleration of the debt due to this situation, beginning in February 2009, the Company entered into discussions with its principal senior creditors to present its strategic framework and to engage in a dialogue regarding the restructuring of its debt.

To ensure a sufficiently long period of stability for the negotiations to be successful, the Company obtained waivers from its senior creditors pursuant to which the senior creditors agreed to suspend their rights to call for the acceleration of the senior debt until June 16, 2009 and then July 24, 2009.

On July 24, 2009 the Company signed a restructuring agreement with the majority of its senior creditors, which set out the terms and conditions for the restructuring of its senior debt and new governance of the Company, as well as the extension of the waivers until November 30, 2009.

In the period after July 24, 2009, the Company attempted to reach an agreement with those creditors who had not signed the restructuring agreement. These negotiations were unsuccessful, with certain creditors arguing that they could not accede to the restructuring agreement due to the hedging protection to which they had subscribed under Credit Default Swaps or CDS.

At the termination of the CDS auction process organized by the International Swaps and Derivatives Association (ISDA) at the end of October 2009, the identity of the new creditors had not been definitively established and the debt instruments continued to be sold on the market and were the subject of new CDS contracts.

The Company therefore was not able to identify and obtain the unanimous approval of all its senior creditors to the restructuring agreement, which expired on November 30, 2009.

In this context, in order to end the uncertainty which was damaging to itself, its shareholders and its stakeholders (employees, suppliers and customers), the Company requested on November 30, 2009 the Nanterre Commercial Court to open a Sauvegarde proceeding for the benefit of the Company.

Sauvegarde Proceeding Opened in Respect of the Company

Although the restructuring agreement of July 24, 2009 expired on November 30, 2009, the Company submitted a proposed Sauvegarde Plan based on the terms of the restructuring agreement to its creditors.

In accordance with French law, the proposed Sauvegarde Plan was submitted to the vote of the committees of the creditors meeting on December 21 and 22, 2009. In addition, on January 27, 2010, the Combined General Shareholders’ Meeting approved the resolutions required to implement the plan, thereby authorizing the completion, prior to September 30, 2010, of the equity issuances outlined therein. Finally, on February 17, 2010, the Nanterre Commercial Court approved the proposed Sauvegarde Plan (the “Sauvegarde Plan”) after ensuring it was protecting the interests of all creditors and offered a “viable solution” (“une possibilité sérieuse pour l’entreprise d’être sauvegardée”). The Sauvegarde Plan is now binding upon all creditors of Technicolor S.A. (see Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors – Appeals against the Nanterre commercial court’s approval of the Sauvegarde Plan.” The Court’s ruling approving the plan was appealed before the Versailles Court of Appeal on February 23, 2010 by certain TSS holders. As this appeal does not result in a stay of the Court’s ruling, the Company considers it will be able to implement the restructuring. However, the TSS holders could, at any time and provided the claims made in support of the appeal have merit, formulate a request before the President of the Versailles Court of Appeal for a stay of the enforcement of the Court’s ruling. See Chapter 1: “Key Information and Risk Factors”, section 1.3.1: “Risk related to our debt restructuring” for a description of risks related to appeals against the Sauvegarde Plan from TSS holders.

Recognition of the Effects of the Sauvegarde Plan in the United States (Chapter 15 of the Federal Bankruptcy Code)

On December 16, 2009, the Company filed a request for recognition of the effects of the Sauvegarde Plan in the United States with the United States Bankruptcy Court for the Southern District of New York, pursuant to Chapter 15 of the Federal Bankruptcy Code. The purpose of this proceeding is to protect the assets of the Company located in the United States and to stay any proceedings of creditors in the United States that would be inconsistent with the principles of the Sauvegarde Plan. The Chapter 15 proceeding is therefore only an ancillary proceeding for the purpose of recognition in the United States of the Sauvegarde Plan opened in France for the benefit of the Company.

Description of the Restructuring of the Group’s Indebtedness

The principal characteristics of the Sauvegarde Plan are as follows:

▪	a conversion of up to an aggregate principal amount of €1,289 million of the senior debt into securities by way of:

o
a share capital increase in cash through the issuance of new shares, while maintaining the preferential subscription rights (droits préférentiels de souscription) of shareholders (subject to securities law provisions that restrict participation by investors in certain countries including the United States) up to a maximum amount of approximately €348 million1 (including share premium). It is to be noted that the capital increase will be fully backstopped pursuant to a subscription commitment by the senior creditors;

o
the issuance of notes redeemable in shares of the Company (the NRS), reserved for the senior creditors, for an aggregate principal amount of up to €641 million2, with the Company’s existing shareholders having the opportunity to purchase such NRS up to an amount of approximately €75 million (subject to securities law provisions that restrict participation by investors in certain countries including the United States);

o
the issuance of notes redeemable in cash or shares of the Company, linked to the disposal proceeds of certain non-core assets of the Company (disposal proceeds notes, or DPN), reserved for the senior creditors up to an aggregate principal amount of approximately €253 million3;

▪
the execution of a new term loan facility and the issuance of new notes which will allow the repayment of up to an aggregate principal amount of €1,550 million of senior debt4 (on the basis of the exchange rate set out in the Sauvegarde Plan, i.e. U.S. $1.30/€1.00 and €1.1/£1.00). As of the date hereof, the agreements relating to the Reinstated Debt have not yet been signed. It is expected that they will be executed prior to the launch of the capital markets transaction in connection with the Sauvegarde Plan;

▪
the payment of the interest claims of the TSS holders against the Company in cash in an amount of €25 million (definitively extinguishing these interest claims). The Nanterre Commercial Court, in its ruling dated February 17, 2010, asked the Company to begin discussions with the holders of the TSS who formed an appeal against the General Meeting of Noteholders in order to attempt to reach an agreement prior to May 17, 2010, if necessary under the aegis of a mediator. Pursuant to the terms of the ruling, this agreement cannot have the purpose or effect of modifying the Sauvegarde Plan, and in particular the provisions relating to the TSS.

The reduction of senior indebtedness by way of set-off, which is the result of the negotiation process described above, does not constitute a waiver of any debt claim by the senior creditors.

For more information on interest rate risk related to the Reinstated Debt, please see Chapter 1: “Key Information and Risk Factors” section 1.3.2: “Market Risk – Risk of interest rate fluctuations” of this Annual Report.

The principal characteristics of the new shares, the NRS, the DPN and the Reinstated Debt are described in section 3.17.3: “Financial Resources” of Chapter 3: “Operating and Financial Review and Prospects.”

2.1.3	Our Organization

As discussed below, the Group was organized around three operating divisions in 2009 – Entertainment Services (formerly Technicolor), Connect (formerly part of the Thomson Grass Valley division) and Technology. All other activities (mainly retail telephony, a business from which the Group exited in 2009), and corporate functions (unallocated) are presented within the “Other” segment. Moreover, the Group is currently selling and discontinuing some non-strategic activities, as described below in the section 2.2.5 “Discontinued operations”.

Entertainment Services (48% of 2009 Consolidated Revenues)

The Entertainment Services business offers video-related content management services for the Media & Entertainment (M&E) industry. The division offers services related to content preparation and creation (Creation Services) and content distribution through physical media (Theatrical Services and DVD Services) or digital media (Digital Content Delivery Services).

The physical media activities are mature businesses, while our other Content Services activities operate in markets expected to grow over time and represented about 24% of the division’s revenues in 2009, compared with 22% in 2008.

Entertainment Services activities are organized around the following businesses:

•     Creation Services and Theatrical Services;

•     Digital Content Delivery Services;

_____________________________
 1 This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.
 2 Pursuant to the Sauvegarde Plan, the aggregate principal amount of NRS to be issued shall be reduced by an amount equal to 50% of the Down Payment, i.e. the difference between (i) cash flow available on February 28, 2010, minus certain specified costs (including transaction costs, the payment of €25 million to the TSS holders and accrued interest) and (ii) €380 million (i.e., €400 million, adjusted for seasonal variations on February 28, 2010). In addition, this maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.
3 Pursuant to the Sauvegarde Plan, the aggregate principal amount of DPN to be issued (initially €300 million) was reduced by €47 million of disposal proceeds of certain non-strategic assets as of February 28, 2010. On the settlement date of the capital markets transaction, the €47 million shall be paid to the senior creditors of the Company in redemption of their debt claims under the existing senior debt. The aggregate principal amount of DPN to be issued (€253 million) shall be reduced by an amount equal to 50% of the Down Payment, i.e. the difference between (i) cash flow available on February 28, 2010, minus certain specified costs (including transaction costs, the payment of €25 million to the TSS holders and accrued interest) and (ii) €380 million (or €400 million, adjusted for seasonal variations on February 28, 2010). In addition, this maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.
4 This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

•     DVD Services.

Connect (38% of 2009 Consolidated Revenues)

Connect supplies hardware and software technology to the Media & Entertainment industry in the areas of access and delivery platforms. This division includes Digital Home Products activities – supplying access and home networking products, notably set-top boxes and advanced service gateways, principally to satellite, cable network and telecom operators – and Software Service Platform activities, comprising in particular softswitch solutions for network operators and internet service providers (ISPs).

Connect activities are organized around the following businesses:

•     Digital Home Products;

•     Software Service Platform.

Technology (11% of 2009 Consolidated Revenues)

Technology comprises Licensing and Corporate Research activities. The Software & Technology Solutions activity, which was part of the Technology division, was sold in the third quarter of 2009. The Corporate Research segment includes the Group’s fundamental research activities. The licensing and intellectual property activities generate most of the division’s revenues.

Following the disposal of the Software and Technology Solutions activities in July 2009, Technology activities include the following businesses:

•     Corporate Research;

•     Licensing.

Other

In 2009, the “Other” segment comprised mainly our retail telephony activities and our North American after-sales services operations. Technicolor exited these businesses in 2009.

For more information, please refer to section 2.2.4: “Other.”

2.1.4	Our Strategy

Following the change of leadership in September 2008 and detailed analysis of the financial and operational state of each business unit, fundamental choices were made in terms of:

i)	Refocusing the Company on its core customer base, i.e. content creators and distributors, while continuing to leverage the Group’s strong research and technology licensing capabilities;

ii)	Exiting businesses outside of the Group’s new strategic framework (divestments and closures).

The Company also initiated the restructuring of its financial debt in 2009 and launched an extensive operational improvement program in order to strengthen the Group’s balance sheet and improve its profitability and cash generation.

Simultaneously Technicolor aims at laying the foundations for:

i)	Maximizing the operating benefit from its maturing physical media businesses;

ii)	Seizing opportunities stemming from the digital transition;

iii)	Increasing its focus on Technology innovation.

Maximizing the Operating Benefit from Mature Activities

Technicolor has a leading position in physical media (Film and DVD). With emerging digital delivery solutions, these markets are now considered to be mature.

Film Processing and Replication – Theatrical releases remain a key source of studio revenues. Film labs continue to act as an entry point to the moviemaking process, while digital cinema deployment rates, although on the rise, remain uncertain for the next few years. The fortification of the film business will be a key anchor to enable steady support in transitioning to digital media and seize the opportunity to extend the life of physical media and generate immediate returns. This transition is also possible thanks to the incremental migration of physical distribution to digital distribution services.

DVD Replication and Distribution – Technicolor believes that despite the DVD volume decline, the DVD replication market will not disappear altogether over the next few years. Technicolor remains positioned in this market thanks to its strong market position, resilient cost structure and large range of services to customers. Four key initiatives are underway:

1.	Invest selectively in Blu-rayTM expansion to match demand growth;
2.	Continue the optimization of cost structure and operations;
3.	Develop packaged media-related technologies with potential for industry-wide application;
4.	Continue expansion/diversification of supply-chain services.

Seize Opportunities Offered by Digital Migration

Digitization is the major upheaval facing the Media & Entertainment industry. The shift to digital provides both opportunities (direct access to consumers, increased convenience, improved cost structure of delivering content) and challenges (decrease of physical media revenue, new capital expenditure, fragmentation of channels) to all participants in the video creation, management and distribution value chain. Although the digital revolution is already underway, some of the key trends have not as yet reached their full potential. Four digital shifts will have a major impact on the industry and Technicolor’s future:

1.	Digital Production;
2.	Digital Studio;
3.	Digital Distribution;
4.	Digital Home.

Digital Production – Technicolor has a recent history in expanding into the Visual Effects (VFX) and animation markets. With the expansion of digital technologies, high budget and blockbuster movies are either animation or VFX-driven films. In capturing these growth opportunities, Technicolor enjoys a competitive advantage due to its high-quality reputation, global footprint, and low-cost locations in Bangalore and Beijing. In addition, Technicolor will explore new business models to create additional revenue upside.

Digital Studio – With the proliferation of formats and the need to increase the returns of their existing assets, content creators are seeking opportunities to not only digitize their archives, but to also shift to an “all digital” process in order to fully exploit their assets and maximize meta-data monetization. To address these opportunities, Technicolor is creating a “digital studio” offering, which will provide integrated services attractive to creators for enhanced reliability, security and speed.

Digital Distribution – The non-linear digital content distribution market has not reached its full potential. Technicolor can play an important role in this area and develop digital delivery platforms in order to:

•	Create a secure digital platform for studios to directly deliver their content to consumers with a unique and rich experience;
•	Provide NSPs a means of defending against new digital delivery competitors;
•	Leverage strong relationships with content owners and NSPs.

Digital Home – The digital home is not a new phenomenon but is certainly one that is rapidly gaining momentum with the proliferation of connected devices and maturing network technologies. Technological improvements are creating not only new devices with advanced search, navigation and user interface capabilities, but also new business models including device-tie-in with content-distribution models. Three key initiatives will strengthen Technicolor’s position in the high-end digital home market:

•	Refocus innovation on software and the user experience;
•	Integrate new technologies (e.g., 3D) into high-end set-top boxes;
•	Integrate hardware, software and services.

Focusing on Technology Innovation and Continued Monetization of IP

Technology is at the heart of Technicolor’s video-related services. A renewed focus on R&D is aimed at aligning the Group’s business strategy with market needs. Three key initiatives are underway to achieve this alignment:

•
Deployment of an Advanced Development Center (ADC), which mainly aims to accelerate the conversion of technical innovations into commercial offers. ADC also supports business units with centers of excellence in key technological areas for the future;

•	Reinforcement of product development capabilities;
•	Creation of partnerships for skills renewal and growth.

Technicolor has the assets to capture 3D market opportunities leveraging on existing and innovating operations in Creation and Cinema Services (Technicolor 3D), technology and know-how in content creation and services, brand recognition, advanced technologies for new-generation 3D format.

A renewed focus on Technology will not only provide Technicolor’s products and services with a competitive advantage, but will also extend the Group’s acknowledged capabilities in the monetization of intellectual property. In this specific area, new business models will be explored over the coming years in order to capture further opportunities.

Finally, Technicolor will continue to develop its customer base across its activities as part of its three strategic priorities. A significant share of Technicolor’s services revenues comes from three Hollywood majors – The Walt Disney Company, Paramount/DreamWorks and Universal Studios. There is room for growth with other majors and mini-majors in the US for existing services without significant investment in capabilities other than in sales resources. The opportunities are with DVD/Blu-ray™ replication, film services and content preparation. In addition, Technicolor has the opportunity to extend its reach to main players in Western Europe, leveraging its current strong position in North America. The Group can expand in this region with minimal investment, mainly in sales resources, and through potential partnerships.

2.2	Business Overview

The table below sets forth the contribution to our consolidated revenues of our divisions for 2009, 2008 and 2007. In accordance with IFRS, revenues from continuing operations exclude the contribution of discontinued operations.

The net results of our Grass Valley, Media Networks (mainly Premier Retail Networks and Screenvision), Audio-Video & Accessories (AVA) and Silicon Solutions businesses have been reclassified and are treated as discontinued operations in the consolidated financial statements as of and for each of the years ended December 31, 2009, 2008 and 2007, and are therefore not reflected in our consolidated revenues. The substantial majority of the revenues shown in “Other” are revenues of our residual retail telephony business, which the Group exited in 2009.

(in € millions, except percentages)	2009	% of total	2008	% of total	2007	% of total
Revenues from continuing operations
Entertainment Services	1,705	48%	1,845	45%	2,150	46%
Connect	1,328	38%	1,579	38%	1,685	36%
Technology	390	11%	392	10%	445	10%
Other	106	3%	283	7%	401	8%
TOTAL	3,529	100	4,099	100	4,681	100

See Chapter 3: “Operating and Financial Review and Prospects,” section 3.6: “Geographic Breakdown of Revenues” for a breakdown of our revenues by geographic markets.

See Chapter 3: “Operating and Financial Review and Prospects,” section 3.4: “Seasonality” for a description of seasonal trends in our business.

For information on capital expenditure by business segment, see Note 6.1 to our consolidated financial statements.

2.2.1	Entertainment Services

The Entertainment Services business, which generated consolidated revenues of €1,705 million in 2009 (48% of the Group’s reported consolidated revenues), offers services related to content preparation and creation (Creation Services), content distribution through physical media (Theatrical Services and DVD Services) and digital media (Digital Content Delivery Services) for the global Media & Entertainment industry.

Technicolor is one of the worldwide leaders in the printing and distribution of film reels and of DVD for content producers/owners (source: Futuresource, 2009), and a global leader in production and postproduction services and broadcast playout services.

Some segments of the M&E industry are geographically concentrated, resulting in a number of key studio clients, based primarily on the west coast of the United States, accounting for a substantial proportion of the businesses and revenues of Entertainment Services. However, the division continues to diversify its offerings to serve other groups of customers, such as broadcasters and other users of video content (such as advertisers).

In 2009, physical media activities (Film and DVD including Blu-ray™) represented 76% of the division’s revenues (excluding Media Networks, now classified within discontinued operations), compared with 78% in 2008. Although we expect physical media activities to remain significant contributors to Entertainment Services revenues for the next few years, we continue to support and guide clients through the industry-wide transition to digital formats and services. Based on our current and targeted client base, we believe this transition offers opportunities, in particular in the areas of the development of high-definition optical disc formats (Blu-ray™), digital cinema, digital postproduction, digital media asset management and broadcast playout services in both our existing markets (principally the United States, Europe and Asia) and in new regions. As such, Technicolor is seeking to extend the range and depth of its product and service offerings, while developing new solutions to support the transition of its customers to digital technology. This strategy builds on the Group’s strong existing position in this business segment, very close relationships with M&E clients and strong capabilities in research and innovation.

The following diagram reconciles the current nomenclature of Entertainment Services activities with the nomenclature presented in the 2008 Annual Report.

Creation Services and Theatrical Services

Through its Creation Services and Theatrical Services activities, Technicolor offers a full set of leading services, including digital content production, content preparation, as well as film processing and distribution in both physical and digital formats to major and independent film studios, broadcasters, advertisers and video game companies.

Creation Services

We offer a comprehensive set of content creation and content completion services to M&E clients, in the theatrical, television, commercial/advertising, and interactive gaming segments. The range of services provided includes visual effects (“VFX”), animation, film and digital dailies, Digital Intermediate (“DI”) postproduction, the creation of final masters for theatrical films, broadcast masters, packaged media release (e.g. DVD and Blu-ray™) and for other forms of video distribution (e.g. for digital download services).

Creation Services include the following businesses:

•	Digital Production, a newly created division dedicated to animation, games and visual effects;

•	Postproduction services, including negative developing, image transfer from film to digital dailies, and digital intermediate color correction to attain the final look and vision of the director.

•	Digital Production

The Digital Production business was created in 2009 to oversee the planning, production and creation at a global level of visual effects for motion pictures, broadcast and commercial advertising, as well as computer animation for motion pictures, commercial advertising and video games.

o	Visual Effects

Technicolor offers a team of visual effects supervisors and artists, working with state-of-the-art creative suites. Our facilities offer 2D compositing (assembly) with HD and SD resolutions, 3D services, film scanning and recording, color-correction of plates, on-set (shooting), and compositing management.

The Moving Picture Company (“MPC”), a company acquired by Technicolor in 2004, forms part of the Digital Production business and focuses on creating and integrating digital visual effects (“VFX”) and animation for feature films and commercials. It has bases in London, Los Angeles and Vancouver and closely collaborates with Technicolor in Beijing, China and Bangalore, India.

Our key customers on the motion picture side of the business include; Warner Bros. Pictures, Twentieth Century Fox, Sony Pictures Entertainment, Paramount Pictures, Universal Studios and The Walt Disney Company. For the commercial advertising business, key client networks include Mother, Euro RSCG, Publicis, WPP, BBDO/Omnicom and Ogilvy. Customer agreements are typically project specific.

In 2009, we worked on the visual effects for Harry Potter and the Half Blood Prince, Angels and Demons, The Wolfman and Percy Jackson and the Lightning Thief and the award winning commercials for Evian (“Skating Babies”) and Kerry (“LowLow”).

Our main competitors in this area are ILM, Sony Pictures Imageworks, Digital Domain, Weta, Framestore, Double Negative and The Mill.

o	Animation

Technicolor helps customers turn their ideas into reality thanks to the talents of our experienced front-end teams in Burbank, California and Bangalore, India. Technicolor provides a unique solution for the creation of high-quality CGI (computer-generated imagery) animation for television, theaters and DVDs. Technicolor is benefiting from a growing consumer demand for computer-generated animation worldwide.

Major customers include DreamWorks Animation, Nickelodeon, Electronic Arts, Omation Animation Studio and Threshold Entertainment. Main competitors include Prana Studios, DQ Entertainment, and Crest Animation in India and CGCG in South Korea. Customer agreements are typically project-specific, with longer-term contracts where possible.

In 2009, key achievements include the completion of Merry Madagascar for DreamWorks Animation as well as continued work on episodes for the highly rated shows Back at the Barnyard and Penguins of Madagascar, which air on the Nickelodeon network.

•	Postproduction Services

We currently provide our clients with the flexibility to move easily between both film and digital formats, from the image capture on the set through to the content’s final look. The demand for postproduction services is principally driven by theatrical, television and commercials production.

Our key customers in this business include major studios such as Warner Bros., NBC Universal, and The Walt Disney Company, mini-major studios including Lionsgate and Relativity Media, and independent producers of movies, scripted television series and commercials.

Customer agreements are typically project-specific, with longer-term contracts where possible.

In 2009, we opened a new facility in the heart of Hollywood and rolled out our Fanfare Dailies integrated film and digital pipeline solutions.

Our main competitors in this business are Ascent Media and Deluxe at a global level, and numerous boutique vendors, which vary depending on the targeted markets.

Theatrical Services

•	Film Services

We offer a full range of services including film processing, film release printing and physical distribution services to cinemas for theatrical release. We also provide logistical support in North America, delivering print and studio marketing materials to theaters. A major studio worldwide release today can require in excess of 10,000 copies of a film to be printed and delivered to cinemas for simultaneous release. We continue to pursue opportunities to expand these logistical service operations to support the worldwide release of films.

Through facilities in North America, Europe and Asia, the Group processed close to 3.7 and 3.8 billion feet of film in 2008 and 2009, respectively. In 2009, we continued to focus our release printing operations on the facilities in Mirabel (Canada) and Rome (Italy). Our Mirabel film processing facility handled in 2009 approximately 66% of the Group’s North American requirements and the Rome facility approximately 76% of the Group’s European requirements. The largest cost in this business is the cost of purchasing raw film stock, for which Kodak is the major supplier.

Most major customers are covered by long-term contracts. The contracts usually have terms of three to five years and typically provide for volume and time commitments, as well as pricing and regions served. In any given year certain contracts come up for renewal. Our key customers include The Walt Disney Company, Paramount/DreamWorks, Warner Bros. and Universal Studios. Our main competitor in this business is Deluxe, which operates with a very similar geographic footprint around the world.

As theatrical exhibition continues to migrate from 35mm film to digital cinema projection, the market for film services is expected to decline over time. Having identified a high demand in the market for 3D screens, but a low supply due to the current lack of digital screens capable of projecting 3D films, Technicolor has developed and begun to roll out an innovative solution which allows studios and exhibitors to project 3D from standard 35mm film projectors, creating a new business opportunity for 2010 and beyond.

•	Digital Cinema

Technicolor Digital Cinema activities offers content owners and distributors a set of digital cinema services including mastering, satellite and hard-drive distribution, digital key management, and fulfillment services for accessories such as 3D glasses – all supported by 24/7 customer service.

Our key customers in this business include major studios and independents including The Walt Disney Company, Paramount/DreamWorks, Warner Bros. and Lionsgate. Our main competitors in this business are Deluxe and Cinedigm.

Most major customers are covered by long-term contracts. The contracts usually have terms of three to five years and typically provide for volume and time commitments, as well as pricing and regions served. In any given year certain contracts come up for renewal. The Group believes it substantially increased its market share in this business in 2009.

Digital Content Delivery Services

Within its Digital Content Delivery Services activity, Technicolor provides a full range of broadcast and media management services to content creators, aggregators and distributors. The Group offers both bundled and a la carte services along the full spectrum of the content creation, management and delivery value chain, as follows:

•	Creation: localization & International versioning, subtitling, dubbing, sound mixing, foley, DVD & Blu-rayTM compression and authoring);
•	Management: full content management, library management, archive and retrieval;
•	Delivery: broadcast playout, IPTV (Internet Protocol television) and VoD (video-on-demand) delivery, mobile delivery, broadband delivery.

Since 2009, the media management operations and the Electronic Distribution Services businesses have been combined with the Broadcast Services activities. This reorganization should enhance the ability of Technicolor to capitalize on similar capabilities for management of digital content workflows as well as customer digital transition requirements as film studios and TV broadcasters transition their business models to a digitally driven content world.

Media Management Services

We provide tape and digital media asset management solutions allowing secure storage, management and retrieval of content for easy distribution to multiple distribution channels.

Demand for Media Management Services is principally driven by the number of new film and episodic title releases and the exploitation of a content owner’s catalog in new territories or via new technologies/different delivery formats (i.e. VoD, IPTV, mobile, 3D, Blu-rayTM, etc.).

Our key customers in 2009 in this business include the major Hollywood studios, such as The Walt Disney Company, Sony and Paramount/DreamWorks, as well as independent studios.

Our main global competitors in this business are Deluxe and Ascent Media Group, as well as the in-house facilities of certain major studios.

In 2008, Technicolor launched a new DVD compression and authoring (“C&A”) facility in Bangalore, India, to be co-located with Technicolor’s Animation and Game Design facility. The new C&A facility opened in May 2008.

In 2009, we continued to optimize our cost structure on the west coast of the United States and further expand our presence in India to support the growing Blu-rayTM activity. We also developed 3D BD compression, authoring and subtitling services, which were launched in partnership with Samsung and DreamWorks at the Consumer Electronics Show (CES) in January 2010.

Broadcast Services

The Broadcast Services activity assembles programming, both for pre-recorded and live content, and manages the production, playout, postproduction and media management of video content for broadcasters through playout facilities in a number of locations worldwide. The demand for Broadcast Services is principally driven by the trend towards outsourcing broadcast services.

We typically operate under multi-year contracts with our customers. This business has U.K.-based broadcast facilities, including one of Europe’s leading independent broadcast playout facilities, which handles the playout of Disney’s channels to many of the European and Middle Eastern markets. Since January 2007, we have also managed the transmission operations of ITV plc (“ITV”), one of the main commercial broadcasters in the United Kingdom. Technicolor provides playout services to many French broadcasters including Canal+ Multithématiques, France 24 and TV5 based in customer facilities in Paris. Broadcast Services provides services in the Netherlands through its subsidiary Nederlands Omroepproduktie Bedrijf (“NOB”). We launched several BBC Worldwide and NBC Universal channels from our Singapore facility.

In the fragmented market of outsourced broadcast playout, our main competitors are RedBee Media (owned by Macquarie) and Ascent Media Group.

Customer agreements are typically long-term contracts. In 2009, we continued to support our broadcast customers in deploying new channels (i.e. new brands, new territories, etc.) and new technologies (i.e. HD channel broadcasts). A key focus in 2009 was the improvement of operational processes and workflows, including the successful migration of ITV’s broadcast platform into Technicolor’s London-based facility.

Electronic Distribution Services

The scale of our operations in Electronic Distribution Services is currently limited in comparison to our other service businesses. In this developing market, we are developing and launching services such as digital video download support to content owners and retailers, live streaming services, disc initiated services (such as electronic downloading of content from a menu on a DVD), and solutions for the electronic distribution of music, software and games.

We are developing our Electronic Distribution Services in order to pursue opportunities that are arising as the electronic distribution of video content to the home becomes more widespread.

DVD Services

We manufacture and distribute video and game DVDs, Blu-ray™ discs and CDs. We provide turnkey integrated supply-chain solutions to content producers that span mastering, manufacturing, packaging, direct-to-retail distribution, returns handling and freight management, as well as procurement and retail inventory management.

In 2009, we sold approximately 1.1 billion DVD units, compared with approximately 1.4 billion units in 2008. Our replication activities are concentrated in two primary facilities in Guadalajara, Mexico and Piaseczno, Poland, having been consolidated from six replication facilities in 2007. Packaging and distribution in the United States and Europe is supported by a multi-region/multi-site facility platform, with a concentration of such activities in the United States in our Memphis, Tennessee and Livonia, Michigan facilities. Technicolor continued to aggressively pursue cost reduction measures in 2009, including ongoing investments in automation and information systems to improve operational efficiencies and help maintain the Company’s low cost-base advantages.

As of December 31, 2009, we had annual capacity to produce approximately 2 billion DVDs, allowing us to respond to the strong impact of seasonality on demand, supported by approximately 7 million square feet of dedicated distribution space. Our distribution facilities and supply-chain services are also now utilized by the Connect activity in North America. See Chapter 1: “Key information and Risk Factors”, section 1.3.5 “Other risks - Risks related to the impairment of certain tangible and intangible assets such as goodwill”.

Technicolor completed a significant Blu-ray™ capacity expansion in 2008, and now ranks number two in capacity and market share in Blu-ray™ (source: FutureSource, 2009) with annual capacity of about 80 million units. The Blu-ray™ market continued to grow strongly in 2009, expanding by approximately 80% over 2008 (source: Adams Media Research, 2010), with ongoing growth driven by multiple factors, including increasing HDTV set penetration, falling Blu-ray™ player prices, and an extensive studio marketing push. Technicolor intends to continue to invest in Blu-rayTM capacity as required to meet the needs of its customers in this growing segment of the market.

Our customers include major film studios such as The Walt Disney Company, Paramount/DreamWorks and Universal Studios, and independent studios, as well as software and games publishers. In addition, Technicolor also recently announced a multi-year agreement with Warner Bros. for DVD and Blu-rayTM replication and distribution services with business expected to commence in the third quarter of 2010. Technicolor is one of the worldwide leaders in the replication and distribution of DVDs based on volumes (source: Futuresource, 2009). Our largest competitors are Sony and Cinram.

Most major customers are covered by multi-year contracts (generally two to four years). The contracts typically contain volume and/or time commitments, as well as pricing and regions served. In any given year certain contracts may come up for renewal. Major client relationships typically consist of multiple contractual arrangements for specific types of services within particular geographical areas. In 2009, Technicolor secured multi-year, multi-territory replication and distribution contract extensions with The Walt Disney Company (March 2009), and Paramount/DreamWorks (October 2009).

Information on restrictions regarding investments for Technicolor are included in Chapter 1: “Key Information and Risk Factors,” section 1.3: “Risk Factors – Risks related to our indebtedness - The terms of our reinstated debt will contain certain financial and operational covenants that will require us to meet certain financial tests and impose limitations and restrictions on our ability to operate our business” in this Annual Report.

2.2.2	Connect

Connect supplies software and hardware solutions to the Media & Entertainment industry in the areas of content access and delivery. This division, which generated consolidated revenues of €1,328 million in 2009 (38% of the Group’s reported consolidated revenues), is described below in more detail under the headings:

•
Digital Home Products (formerly Access Products) – developing and supplying (i) access products, notably advanced service gateways and video set-top boxes, primarily to satellite, cable, and telecom network operators, and (ii) connected devices, such as WiFi Tablets. Digital Home Products accounted for most of Connect’s revenues in 2009.

•	Software Service Platform – developing Voice over IP and TV over IP software platforms for broadband network operators.

The following diagram reconciles the current nomenclature of Connect activities with the nomenclature presented in the 2008 Annual Report.

Digital Home Products

The Digital Home Products business offers a wide range of devices and software solutions to broadband network and pay-TV operators for the delivery of digital entertainment, data and voice to subscribers. The business forms a device and software ecosystem organized around three product families:

•	Gateways and modems, enabling multiple-play services marketed by cable and telecom operators as well as ISPs;

•	Connected devices, including wireless multimedia devices;

•	Set-top boxes, enabling the delivery of Pay-TV services by satellite and TV content via cable and telecom infrastructures.

Technicolor is a global market leader based on volume and value in both the supply of high-end video set-top boxes and advanced service gateways, as well as more basic products like DSL and cable modems.

•
In 2009, Technicolor shipped a total of 24.8 million access devices (2008: 29.1 million units), including 8.3 million satellite set-top boxes, 5.6 million cable and hybrid set-top boxes, cable modems/eMTAs and advanced cable gateways, and 10.9 million IP set-top-boxes, DSL modems and advanced telecom gateways;

•	In February 2010, Technicolor reached the milestone of delivering 100 million digital set-top boxes over multiple networks since it entered the market in 1994.

Technicolor has a long track record of industry firsts. Among these it can claim to have designed the first hybrid DVB-S/DVB-T receiver (allowing a consumer to watch both conventional terrestrial television and satellite broadcasting through the same set-top box); the first MPEG-4 high definition personal video recorder (PVR: set-top box with integrated digital recording capabilities); the first high definition PVR for the second generation DVB-S2 satellite broadcast standard and the first HD MPEG-4 set-top box with triple play (video, voice and data) and PVR.

Approximately half of Digital Home Products sales are software-driven as opposed to hardware-based. The software design and development for gateways, hybrid (terrestrial and satellite) set-top boxes and connected devices is done by Technicolor R&D engineers. Approximately half of the 1,200 engineers of the Digital Home Products R&D team are dedicated to software development, the other half being dedicated to hardware design.

Manufacturing of the majority of devices is outsourced to contract manufacturers, on the basis of long-term agreements. The Group has retained some limited manufacturing capabilities in France to support the French market and in Brazil to serve the Latin American markets. The Connect storage and distribution platform is shared with the DVD Services division.

Commercial relationships with network service providers are based on long-term contracts, some of which include volume commitments. Price negotiations usually occur on a yearly basis. Because manufacturing is mostly outsourced, operating profitability of the Connect business is mainly driven by sourcing efficiency and overall quality levels. This is why the sourcing of key electronic components is controlled directly by Technicolor, while one in ten R&D engineers is dedicated to quality. The business keeps a very close eye on quality performance indicators – both for software and hardware – based on the following:

•	Time to market;

•	Number of bugs found at late stage in software;

•	Return rate in hardware.

In 2008, Connect improved overall quality in hardware. However, in 2009, Connect faced operational and product development issues that had a negative impact on software quality indicators. The Group is currently addressing these issues and launched a program to overhaul its portfolio management and development processes in the third quarter of 2009.

Gateways and Modems

The Connect division designs and supplies the software platforms and access devices (gateways and modems) deployed by telecom and cable operators as well as ISPs to deliver multiple-play services (video, voice, data and mobility) to their subscribers. Software platforms for gateways are sold either together with gateway devices or on a standalone basis.

•
In telecoms, the product range includes Service Gateways, high-end Triple-Play Gateways capable of running rich applications, Business Gateways for the SME market, Integrated Access Devices, Double-Play Gateways with VoIP and data, WiFi Gateways, and modems. We are market leaders in Europe and Latin America. Our key customers include major operators like BT Group, Bouygues Telecom, Telecom Italia, Telefonica, KPN, Telmex, TeliaSonera, Telekom Austria or Tele2. Our main competitors include 2Wire, Sagem, ZTE, Huawei and ZyXEL.

•
In cable, the product range includes our Advanced Cable Gateway (ACG), a sophisticated hub for fully customizable multiple-play services including an expanded set of IP services accessible on the ecosystem of voice and video-connected products in the home. Our key customers include Comcast, UPC, KDG and Time Warner Cable. Our main competitors include Arris, Motorola and Cisco.

Technicolor is currently the leading provider worldwide based on volume and value, with a very significant lead in advanced residential gateways (source: Dell’Oro, November 2009).

Connected Devices

Connect develops a range of WiFi Tablets that complement its gateway offering by developing an ecosystem of home-connected devices. WiFi Tablets are key differentiators for ISPs, as they can increase their ARPU (average revenue per user) by charging the usage of operator driven services. Technicolor is currently enlarging its portfolio in order to deliver the most adapted range of products to its customers.

Our main competitors in this business include Sagem, LG and Samsung.

In May 2009, Technicolor “Video Touch 1.0” was launched by Hong Kong operator PCCW; the first ever IPTV (internet protocol television) compatible tablet including: IPTV, video calls, video-on-demand, music-on-demand, e-books, etc.

Following PCCW, in January 2010, China Telecom launched the “mTouch” service based on Technicolor VideoTouch 1.0, initially with five main channels: Communication, World Expo, Entertainment, Information and Living channel.

Set-Top Boxes

The Connect division designs and supplies set-top boxes (“STBs”) to satellite, cable and telecom operators as well as ISPs.

•
In satellite, Technicolor offers a wide range of set-top boxes in standard definition and high-definition (“HD”), including or not including hard-disk recording capability. Our key customers include DIRECTV, BSkyB, Sogécable, Canal+, Viasat, India’s TataSky, and Australia’s Austar. DIRECTV has been a Technicolor customer since 1994. In July 2008, the Group amended its agreement with DIRECTV, with DIRECTV agreeing to grant Technicolor a significant portion of all set-top boxes purchased through the end of the contract. As part of the amendment, the contract was extended until June 2010. In June 2010, the contract will expire and Technicolor will remain a referenced supplier able to participate in the operator’s half-yearly calls for tenders. Our main competitors in STBs for the satellite market include Pace, Humax and Samsung.

•
In cable, we design and sell a wide range of standard- and high-definition set-top boxes, including or not digital terrestrial STBs to pay-TV network operators. Our key customers include Comcast, UPC (Liberty Global), NET Brazil (Telmex) and HOT. Our main competitors include Motorola, Cisco/Scientific-Atlanta, Arris and Pace.

•
In telecoms, we develop and market IP STBs that enable operators to deploy video entertainment services over broadband IP networks. These services are accessible in the consumer’s home largely through an advanced broadband gateway. Our key customers include France Telecom, Bouygues Telecom and Telenor. Our main competitors include Motorola, Cisco and Sagem.

Technicolor is a world leader in digital Pay-TV STBs based on volume and value (source: IMS-Research, February 2009).

Software Service Platform

Our Software Service Platform activities are based on the Cirpack softswitch business (voice-over-IP) and SmartVision software operations (IPTV).

•
We develop next-generation voice switching platforms marketed under the Cirpack brand that allow network operators (cable, telcos) and ISPs to deliver advanced phone services over legacy and broadband infrastructures. Our end-to-end value proposition includes unified communication, fixed-mobile convergence and advanced business application support. Our platforms are used by over 100 service providers, including Free, SFR, Bouygues Telecom, Numericable, T-Online, and Telecom Italia.

•
The SmartVision service platform supports delivery over managed broadband, hybrid (satellite and terrestrial), cable networks as well as Internet TV. Our SmartVision video-on-demand (“VoD”) with Sapphire broadcast servers have increased content distribution capability, capacity and scalability. In addition to the hybrid push-and-pull delivery capabilities for hybrid broadcast networks delivered in 2008, Technicolor launched new modules to its SmartVision multi-network service platform for delivering VoD over cable architectures. The Group also implemented a new advanced user interface, integrating advertising and personalization of the user experience maximizing the network service operator’s revenue opportunities.

Our main competitors are Alcatel-Lucent, Ericsson, Huawei, Cedar Point Communications, Microsoft, Italtel and Nokia Siemens Networks.

2.2.3	Technology

Technology generated consolidated revenues of €390 million in 2009 (11% of the Group’s consolidated revenues). Technology comprises Corporate Research and Licensing. Until June 2009, it also included the Software & Technology Solutions business, which has since been sold.

The following diagram reconciles the current nomenclature of Technology activities with the nomenclature presented in the 2008 Annual Report.

Corporate Research activities are treated as a cost center within the Technology Division. This operation interacts closely with the other divisions but further applied research and product development is undertaken within the relevant division (particularly Connect) and the costs are accounted for in that division. Total Group research and development expenses are disclosed in Note 8 to our consolidated financial statements. The division monetizes technology principally through licensing Technicolor’s intellectual property, which represents a significant portion of the division’s consolidated revenues (€386 million in 2009).

Corporate Research

The main objective of Corporate Research is to generate innovation to support the services, software and solutions we provide to the M&E industry. A key goal is to create competitive advantages in technology and to develop new market opportunities. Corporate Research also enhances Technicolor leadership in these fields through a proven capacity for invention, manifested in the generation of patents that ensure a continuous flow of Licensing revenues.

Long-term research is managed centrally through Technicolor’s Corporate Research segment, which employed 334 people based in five research centers as of December 31, 2009. The largest center is located in Rennes, France. The other centers are located in Paris (France), Hanover (Germany), Princeton (United States) and Beijing (China). In 2009, as part of a strategic refocus, Technicolor closed its research center in Villingen (Germany).

To develop and respond to customer needs, research focuses on key drivers of the M&E industry. These are addressed in three strategic programs: the Enhanced Media Program (3D & Content Coding), the Media Production Program (Workflow & Content Access) and the Media Delivery Program (Home Networking).

The Enhanced Media Program (3D & Content Coding) aims at delivering new 3D technology and improving audio/video content quality, in order to facilitate the delivery of the content of the Group’s creative partners and to better respond to expectations. Research includes rendering (generating an image from a model, by means of computer programs), animation and specifically targets 3D and compression technologies.

The Media Production Program (Workflow & Content Access) will enable customers to efficiently shift to digital production tools by delivering automated semantic metadata generation, annotation and indexing for efficient content preparation, restoration, structuring and repurposing. This program will also create new techniques for content search and access.

The Media Delivery Program (Home Networking) focuses on delivery of content and media services in innovative, reliable, high-performance ways focusing on inside the home, home networks and consumer devices, and ensuring connectivity outside the home via multiple devices. Content and services management and quality-of-experience are two central research topics.

As part of the strategic programs, research expertise will be focused primarily on a few multi-year projects: Content for 3D, Immersive Experience, Mixed Reality, Content Production Workflow, Media Content Acquisition & Adaptation and Media Consumption & User Experience.

Projects from the strategic programs are complemented by exploratory activities addressing scientific discontinuities that could provide radically new opportunities for innovative products.

Licensing

Technicolor’s Licensing activities generated consolidated revenues of €386 million in 2009 (approximately 11% of the Group’s consolidated revenues). As of December 31, 2009, this business employed 220 people based in 13 locations, principally in France, the United States, Germany, Switzerland, Japan, South Korea, China and Taiwan. Our Licensing activities themselves require relatively little infrastructure and have a limited cost base.

We have made it a strategic priority to protect and monetize our intellectual property. Our strong patent portfolio in video technologies, combined with our Licensing expertise, constitute significant competitive advantages. The Licensing activities were brought together in early 1999 with the integration into the Licensing organization already existing within Technicolor of the RCA TL patent and license management business (transferred from General Electric Co. to the Group on January 1, 1999). Since 2005, trademark Licensing activities have also been part of the Licensing business, with several contracts relating to the Thomson and RCA brands.

The Licensing team works closely with Technicolor’s research and development centers to identify ideas that may be potential patent candidates, to draft patent applications and to detect uses of our patents by third parties. As of December 31, 2009, we held approximately 42,000 patents and applications worldwide, derived from more than 6,000 inventions. In 2009, we filed 460 priority applications in respect of new inventions.

In 2009, Technicolor finalized its review of the full extent of its patent portfolio launched in 2008. This initiative allowed the classification of the patents according to their importance, and thereby permitted Technicolor to drop a significant number of patents that are not used and had no likelihood of being used in their lifetime. This initiative was part of a quality program launched several years ago, to help Technicolor concentrate its filing and maintenance efforts on high-quality patents. This will result in a reduction in the patent portfolio maintenance costs over the coming years.

Among the new patented technologies, the Group has significant positions in the areas of digital decoders, HD and digital television sets, optical module patents for DVD and Blu-rayTM disc players, MPEG video compression, the mp3 audio compression format, interactive TV technologies, storage technologies and flat screen technologies such as liquid crystal display (“LCD”) and plasma.

We develop licensing programs rather than licensing individual patents. Under our licensing programs, a licensor can obtain a license to use all our intellectual property as it relates to a particular application (including patents which may be filed subsequent to the granting of the license).

We currently have approximately 1,100 licensing agreements across 14 licensing programs relating to a diversified mix of video products and services. We have licensing agreements with a high proportion of consumer electronics companies in the Americas, Europe and Asia. The licensing agreements are typically renewable and have an average duration of five years; royalties are primarily based on sales volumes.

In recent years, we have successfully migrated the majority of Licensing income to digital technology-based programs as opposed to analog-based programs, as the underlying product markets have evolved.

In 2009, the program generating the most revenue was MPEG-2, which is licensed through the MPEG-LA pool of which we are part. This program contributed almost 42% of our Technology revenues in 2009. We expect this program to remain a significant contributor to our Licensing revenues for several years. Licensing agreements with our top ten licensees accounted for 76% of our total Licensing revenues in 2009 (including MPEG-LA as a single licensee, although it represents a large number of underlying licensees). Today, MPEG-2 and MPEG-4 technology continue to cohabit the same products. We believe that the risk related to an unfavorable impact on MPEG-2 revenues related to the replacement of MPEG-2 by MPEG-4 technology is not significant over the next five years.

Finally, we are leveraging our expertise in Licensing through portfolio licensing services to third-party patent holders.

For information on certain risks to which our Licensing business is subject, please refer to Chapter 1: “Key Information and Risk Factors”, section 1.3.4: “Risk related to our activity – Risks related to the evolution of the Licensing business.”

2.2.4	Other

Other operations are as follows:

•
The unallocated Corporate functions. The Corporate functions comprise the operation and management of the Group’s Head Office, together with various Group functions that are controlled centrally, principally Sourcing, Human Resources, Operations Process Improvement, Finance, Corporate Legal Operations and Premises Management. The costs of these functions are allocated to the Group’s divisions where costs can be clearly identified as relating to a particular business within that division. Residual costs are reflected in the results of the segment entitled Other in the Group’s segment reporting.

•	The North American TV after-sales service operations and the retail telephony business.

-	As part of a contract with TCL, the U.S.-based TV after-sales operations continued to provide services for after-sales to TTE Inc. This activity was discontinued on October 1, 2009;

-	The Group exited the remaining retail telephony activities in the course of 2009.

2.2.5	Discontinued operations

Technicolor has exited a number of non-strategic businesses over the last few years, the results of which are reported as discontinued operations under IFRS, principally our Displays, our Audio-Video & Accessories operations, our Silicon Solutions business, our Grass Valley business and our Media Networks business (mainly Premier Retail Networks and Screenvision) (summarized below). For a description of the financial implications resulting from the exits from these businesses, see Chapter 3: “Operating and Financial Review and Prospects,” section 3.15.7: “Results of Operations for 2009 and 2008 – Profit (Loss) From Discontinued Operations” and section 3.16.7: “Results of Operations for 2008 and 2007 – Profit (Loss) From Discontinued Operations.”

Some non-strategic activities that the Group intends to dispose of, including Grass Valley, are loss-making. The associated charges involved will depend on progress made in the sale process, especially if there is a delay in the sale of these activities or if they have to be discontinued. The Group’s actions to reduce the losses incurred and the likely restructuring measures involved may affect the Group’s cash flow and net proceeds of the sale for purposes of repaying the DPN ("Disposal Proceeds Notes"). For further information on the dilutive impact of the DPN, readers should refer to the risk factor in Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors – Dilutive effects of the restructuring” in this Annual Report.

Displays

In 2005, Technicolor exited from its Displays activity through the disposal of its tubes manufacturing activities and related glass manufacturing operation.

On February 28, 2005, Technicolor completed the transfer of its cathode-ray tube plant at Anagni, Italy to Eagle Corporation, an entity owned by the Videocon Group.

On September 30, 2005, Technicolor completed the transfer of its tubes assembly assets in Poland, China and Mexico, a research laboratory in Italy and sales, marketing and administrative functions mainly in Boulogne-Billancourt, France to Eagle Corporation, an entity owned by the Videocon Group. Upon completion of the transaction, Technicolor received a payment of €240 million in cash from Eagle Corporation for Technicolor’s tubes activities and related technologies. Simultaneously, Technicolor invested €240 million in Videocon Industries, an oil and gas company that is also active in the consumer electronic and components markets, through the subscription in a private placement of Global Depository Receipts (each representing one share of Videocon Industries) (“GDRs”) listed on the Luxembourg Stock Exchange. Payment was made in full on September 30, 2005, while the GDR allocation was effected in two tranches: 28,650,000 GDRs on September 30, 2005 and 217,200 GDRs on December 21, 2005. All GDRs were purchased at a price of U.S. $10 each. Following this investment, Technicolor held approximately 13.1% of the share capital of Videocon Industries. In connection with this investment, Technicolor entered into a shareholders’ agreement with Videocon Industries and its shareholders, which restricted Technicolor’s ability to transfer its interest in Videocon Industries for a period of three years, subject to certain exceptions. Technicolor subsequently sold some of its shares in Videocon Industries, and, as of December 31, 2009, held 4.31%, worth €36 million, based on the fair value of the shares held on December 31, 2009. Technicolor’s interest in Videocon Industries is accounted for within “Investments and Available-for-Sale Financial Assets” in our consolidated balance sheet, see Note 17 to our consolidated financial statements.

Following the agreement with the Videocon Group, over the course of 2007 we ceased production of tube components at the Torreon site (Mexico), and disposed of the Belo Horizonte site (Brazil). The Displays activities at the Genlis site (France) decreased in 2007 and were shut down over the course of the first semester of 2008.

Audio-Video and Accessories

On December 12, 2005, Technicolor announced that it had decided to seek partners for its Audio-Video business, its Accessories business and its after-sales businesses for both Europe and the United States within its former business unit, Connectivity.

The disposal of the North American Accessories business to Audiovox was announced on December 21, 2006 and completed on January 29, 2007.

At the end of December 2007, the Audio-Video business for North America, Latin America and Asia, with the exception of some net assets/liabilities, was purchased by Audiovox, and some staff rehired by Audiovox.

On October 16, 2007, Technicolor announced the closing of the Audio-Video & Accessories Europe business, except for the Skymaster activities in Germany. For the latter entity, a sale and purchase transaction was signed with Arques Industries, a German company, and completed on December 31, 2007 for the transfer of all the shares in Skymaster to Arques Industries. All the European activities had ceased by the end of the first semester of 2008.

Silicon Solutions

Through the Silicon Solutions activities, we designed and developed silicon components for video-related applications. Such components are used in DSL modems and gateways, digital set-top boxes, CD players, encoders and professional cameras.

The activity had operations in six sites located in Indianapolis (United States), Rennes (France), Villingen (Germany), Edegem (Belgium), Beijing (China) and Singapore. The manufacturing of integrated circuits was fully outsourced

Following the inability to generate additional external sales, the Group decided to exit these loss-making activities, and subsequently closed the activity definitively.

Media Networks (MN)

We offer services to retailers, cinema exhibitors and other enterprises that provide their customers/audiences with video content. We assemble video programming and/or manage electronic distribution of video content through networks on behalf of customers. The Media Networks activities are part of the divestment process announced on January 28, 2009.

Retail Media Networks

Premier Retail Network (“PRN”) develops and provides services for in-venue media networks comprised of approximately 64,000 digital screens across 10,000 venues of different types mainly in the United States and Mexico, including Sam’s Club/WalMart, Costco and Target retail locations, as well as a number of leading casual and fast-casual dining establishments.

PRN’s competitors include CBS Outernet, ECast, Captivate and Reach Media Group.

Cinema Advertising (Screenvision)

Screenvision operates screen-advertising activities across the United States and in parts of Continental Europe in two 50:50 joint ventures with ITV (Screenvision U.S. and Screenvision Europe). In return for granting exclusive rights to our screen-advertising operations through contracts which vary in length from approximately three to ten years, the cinema owner or operator receives a share of the revenues from Screenvision, and in certain cases may be supported by a minimum guarantee. Our main customers include exhibitors such as National Amusements and Carmike as well as advertising agencies and advertisers.

Competitors include National Cinemedia in the U.S., a company majority-owned by Regal, Cinemark and AMC, three major theater operators, and Mediavision in Europe.

Broadcast & Networks (Grass Valley)

In January 2009, we announced our decision to exit the Grass Valley business.

The Broadcast & Networks business supplies content creators, production facilities and distributors with video-focused systems and equipment such as HD digital studio cameras and field camcorders, visual processing equipment, broadcast media servers, routing switchers, production switchers/vision mixers, automated production systems, and postproduction/editing systems – all to support our HD broadcast solutions in news, live and studio production, play-to-air facilities and content distribution applications.

The business’ customers are demanding the ability to deliver an increased variety of services – video, voice and data – in a seamless fashion to subscribers’ mobile phones, Personal Digital Assistants (“PDAs”) and homes. Key elements are the head-end solution (real-time software platforms, video coding, routing and network processing, and transmission systems). A central element of this head-end solution is our video NetProcessor, which allows (i) delivery of more channels over less bandwidth while maintaining video quality and (ii) facilitates the addition of localized content to make services more competitive and attractive. Our head-end solution also includes our expanded ViBE family of encoders for cost-effective MPEG2 and MPEG4 compression for applications ranging from Mobile TV to 1080i HD.

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

Broadcast & Networks operates in more than 20 sites globally. Major production sites are based in Nevada City (California), Breda (Netherlands), Weiterstadt (Germany), Kobe (Japan), Conflans (France) and Rennes (France). Our research and development is mainly performed internally, while large-scale volume production is outsourced to two contract manufacturing partners.

2.3	Organizational Structure

Please refer to Chapter 6: “Additional Information,” section 6.7: “Organization of the Group – Legal Organization Chart as of December 31, 2009” for an organizational chart and a list of Technicolor’s main subsidiaries.

2.4	Property, Plant and Equipment

2.4.1	Operating Facilities and Locations

We occupy, as an owner or tenant, a number of office buildings, manufacturing plants, and distribution and warehousing sites around the world. We are constantly reviewing our real estate needs in order to improve efficiency and minimize costs. During the 2009 financial year, we took a number of key actions to optimize our global real estate footprint. These actions have resulted in a reduced global real estate footprint from 19.9 million square feet at year-end 2008 to 14.4 million square feet at end-2009, a reduction of 28%.

The key actions taken to reduce our real estate footprint in 2009 included:

Operating Facilities	Primary Activity	Type of Action
West Drayton (United Kingdom)	Film Processing (1)	Closure
Hollywood (CA, United States)	Office	Consolidation(5)
Camarillo (CA, United States)	Distribution (2)	Consolidation(5)
Burbank (CA, United States)	Office	Consolidation(5)
Memphis (TN, United States) (3)	Distribution	Closure
Genlis (France)	Manufacturing	Sale
Cergy (France)	Office	Closure
Weiterstadt (Germany)	Office	Sublease
Schifflange (Luxemburg) (4)	Replication (2)	Sale

(1)   Activities housed in Theatrical Services.
(2)   Activities housed in DVD Services.
(3)   Distriplex Drive - five other distribution locations in Memphis remain.
(4)   Activities ceased in 2007.
(5)   Consolidation refers to a reduction of the number of square feet for a given site, or the reduction of the number of sites in a given location.

Our organization operates various manufacturing, replication, film processing and distribution facilities in order to deliver products and services to our customers. In addition, we rely on external partners for manufacturing some of our finished products, particularly for Connect.

Our objective is to optimize the location and the organization of our operations, to reduce our production costs and working capital requirements, maximize the quality, flexibility and responsiveness of our products and services, while minimizing negative impacts that could affect the environment, or the health and safety of our employees and contractors.

At the end of 2009 we occupied the following key facilities:

Principal Operating Facilities
	Primary Activity	Own/Lease	Square Feet
Entertainment Services
Memphis (TN, United States)	Distribution	Lease	3,428,534
Livonia (MI, United States)	Distribution	Lease	736,679
Guadalajara (Mexico)	Replication	Own	536,126
Brampton (ON, Canada)	Distribution	Lease	529,528
Detroit (MI, United States)	Distribution	Lease	480,000
Redford (MI, United States)	Distribution	Lease	477,918
Piaseczno (Poland)	Replication	Own	268,988
Ontario (CA, United States)	Distribution	Lease	226,160
Bangalore (India)	Office	Lease	185,093
Milan (Italy)	Distribution	Lease	180,147
Mexico City (Mexico)	Distribution	Lease	169,992
North Hollywood (CA, United States)	Film Processing	Lease	161,733
Rugby (United Kingdom)	Distribution	Lease	160,525
Burbank (CA, United States)	Office	Lease	159,059
Camarillo (CA, United States)	Distribution	Lease	157,200
Hilversum (Netherlands)	Office	Lease	148,821
Chiswick (United Kingdom)	Office	Lease	132,010
Mirabel (QC, Canada)	Film Processing	Own	130,152
Wilmington (OH, United States)	Distribution	Lease	121,594
Rome (Italy)	Film Processing	Own	120,981
Hollywood (CA, United States)	Office	Lease	114,953
Montreal (QC, Canada)	Film Processing	Lease	100,023
Sydney (NSW, Australia)	Distribution	Lease	92,812
Oxnard (CA, United States)	Distribution	Lease	89,807
Coventry (United Kingdom)	Distribution	Own	87,556
Toronto (ON, Canada)	Office	Lease	82,123
Mexicali (Mexico)	Distribution	Lease	76,826
New York (NY, United States)	Office	Lease	74,807
Glendale (CA, United States)	Office	Lease	71,270
Bangkok (Thailand)	Film Processing	Own	65,994
London (United Kingdom)	Office	Lease	64,357
Saint-Cloud (France)	Office	Lease	57,703
Melbourne (VIC, Australia)	Distribution	Lease	55,768
Perivale (United Kingdom)	Office	Lease	50,952
Connect
Angers (France)	Manufacturing	Own	818,138
Indianapolis (IN, United States) (1)	Office	Lease	570,000
Rennes (France) (2)	Office	Lease	284,164
Beijing (China)	Office	Lease	143,985
Manaus (AM, Brazil)	Manufacturing	Own	50,001
Grass Valley (3)
Conflans (France)	Manufacturing	Lease	198,693
Kobe (Japan)	Office	Own	170,464
Nevada City (CA, United States)	Manufacturing	Lease	150,353
Weiterstadt (Germany)	Office	Lease	102,083
Breda (Netherlands)	Manufacturing	Lease	80,285
Turgi (Switzerland)	Manufacturing	Lease	67,785
Beaverton (OR, United States)	Office	Lease	54,244

Corporate
Boulogne-Billancourt (France) (4)	Office	Lease	280,488

(1) Shared with central functions
(2) Shared with Technology and Grass Valley
(3) Held with the intent of sale (4) Corporate headquarters has transferred to Issy-les-Moulineaux, France, from January 1, 2010

Summary of Operating Facilities (1)	Square Feet	Percentage of Surface
Office (2)	4,542,001	31.6%
Distribution (3)	7,071,045	49.2%
Replication	805,113	5.6%
Film Processing	578,883	4.0%
Manufacturing	1,365,255	9.5%
TOTAL FOOTPRINT	14,362,299	100%

(1) We also lease 32 properties which are less than 50,000 square feet and the values of these are included in the summary table
(2) Includes office, Corporate research, Visual effects creative suites and Broadcast playout facilities
(3) Includes packaging

Manufacturing, Replication, Film Processing and Distribution 2009

Our manufacturing, replication, film processing and distribution facilities accounted for 68% of our facilities space at the end of 2009. The location of each facility can be found in the table above.

Our respective business divisions have varying approaches to performing these activities; each is discussed in turn below.

DVD Replication and Distribution

Our replication activities were all carried out in-house in 2009.

Global distribution and supply chain activities are provided in-house and through a network of contracted Third-Party Logistic Providers (3PLs). In markets where distributed unit volumes are sufficient, we complete all distribution and logistics activities in-house. In smaller markets, or where other considerations prevail, these activities are completed by 3PL’s on our behalf. In North America, we distributed 100% in-house, in Europe about 50% in-house and about 50% by 3PL’s and in Australia we outsource 100%.

Film Processing

Bulk-printing services are offered to our customers for the release of film to cinemas for theatrical release. All our film processing is performed in-house.

Set-Top Boxes, Gateways and Connected Devices

In 2009, we produced a total of about 25 million Gateways, Connected Devices and Set Top Boxes. Overall, around 15% of our total volume is manufactured in-house with the rest of our volumes being outsourced to partners in Asia and Eastern Europe.

The total in-house manufacturing and replication output for the Group can be found in the table below for 2009.

In-house Manufacturing and Replication	Number of Units
Entertainment Services
DVD Replication	1.1 billion DVDs
Blu-ray™ Replication	51 million Blu-ray™
Film Processing	3.8 billion feet of film
Connect
Set-Top Boxes, Gateways and Connected Devices	3.8 million units

2.4.2	Environmental Matters

As a global leader in providing a diverse range of video technologies, systems, equipment, and services to consumers and professionals in the M&E industry, Technicolor seeks to establish and apply consistent environmental standards in its operations worldwide. Such standards should not only assist each of our locations in meeting all requirements of the country in which it is located, but may also enable each to develop programs that go beyond local regulatory requirements. To support and encourage environmental leadership, Technicolor has established a number of programs and initiatives to assist the Group in achieving these standards. These programs are led and implemented by the Group’s Environmental, Health and Safety (EH&S) Organization. The four most significant of these programs and initiatives are described below:

•
Corporate EH&S Charter: the EH&S Charter, along with its appropriate supporting policies and guidelines, is the cornerstone of our EH&S program. It defines key management principles designed to protect human health and the environment, to help us meet our legal and corporate responsibilities, and to provide a measure of guidance for each of our locations’ activities and operations. The EH&S Charter has been translated into four languages. It is displayed at each industrial site and is available online at all locations via an internal EH&S website;

•
EH&S audits: our EH&S audits are a key part of Technicolor’s efforts to improve EH&S management and performance, and to prevent accidents from occurring. In addition to the establishment of internal audits within each manufacturing, packaging, and film lab site, a comprehensive corporate audit program was implemented in 1996. The aim of the audit program is to review our industrial locations’ compliance with Corporate EH&S Policies and Guidelines and specific applicable EH&S laws and regulations. The audit program has also been demonstrated to be a valuable tool for increasing awareness of personnel throughout the organization, identifying “best practices,” communicating successful initiatives among plants, creating opportunities for different approaches to problem solving, and exposing our EH&S personnel to broader aspects of our multi-faceted business. In 2009, nine locations were audited as part of our objective of auditing each industrial location at least every three years;

•
Implementation of an Environmental Management System (EMS): an EMS is a continual cycle of planning, implementing, evaluating and improving practices, processes and procedures to meet environmental obligations and to successfully integrate environmental concerns into normal business practices. ISO 14001 is the most widely accepted international standard for an EMS. To receive certification, organizations are required to develop detailed plans and procedures to identify, evaluate, quantify, prioritize and monitor the environmental impacts of its activities. In 2001, Technicolor’s Executive Committee identified the facilities that would benefit the most by implementing an EMS and required completion of ISO 14001 certification by December 31, 2004. Currently, 16 locations have completed the ISO 14001 certification process; and

•
Annual Performance Measurement Process: a process was implemented in 1997 to allow for the consistent measurement and reporting of key management programs and requirements within each of our industrial locations, and their progress toward environmental, safety and resource conservation improvement goals. This process establishes benchmark criteria, helping us create consistent global focus and action on key programs, requirements and initiatives. Measured criteria include the establishment of internal EH&S audits and inspections, development of emergency preparation and response plans and associated training and drills, development of EH&S Committees, identification and completion of EH&S related employee training, and each location’s progress toward zero work-related injuries and lost workdays, reducing environmental impacts to air, water and land, and reducing the consumption of water, energy and raw materials.

Technicolor’s Corporate EH&S Organization monitors and responds to new governmental laws and regulations such as the EU Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive and the EU Waste Electrical and Electronic Equipment (WEEE) Directive. Also, in the Americas, several countries, provinces, and states have introduced legislation concerning restriction of hazardous substances, landfill bans and end-of-life recycling, and certain laws have been enacted in this area that became effective since 2005 or later, including parts of Mexico, some U.S. states and some Canadian provinces, which the Group believes will not have a material effect on our business or financial position.

A certain number of Technicolor’s current and previously owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Technicolor has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company. TCETVT (a subsidiary of Technicolor) owned and operated the facility from approximately 1988 to 1992, when it was sold to an entity outside the Group. Soil remediation was completed in 1998. In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility. The groundwater remediation process is underway. It is Technicolor’s position that General Electric Company has a contractual obligation to indemnify Technicolor with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

To date, in order to comply with the Environmental Protection Bureau’s order, TCETVT has incurred approximately U.S.$6 million for the groundwater remediation. In the class action case referenced in Note 37 to our consolidated financial statements under “Taoyuan County Former RCA Employees’ Solicitude Association,” TCETVT has incurred approximately U.S.$4.5 million to date to defend the action. It is TCETVT’s position that General Electric is responsible for most if not all of the costs incurred by TCETVT for both matters, including all future costs and any judgment awarded.

•
During site closure at an Indiana (USA) CRT factory, soil contamination was discovered while de-commissioning storage pits and liners.  Site assessment work was begun in 2005 and Technicolor entered into a Voluntary Remediation Agreement with the appropriate environmental agency in 2006.  Initial soil clean-up actions took place in 2006 and groundwater assessment was completed during 2009.  The remediation work plan for this site has been approved.

•
As a result of a minor groundwater contamination discovered at a former Technicolor site in North Carolina (USA), an exhaustive environmental site assessment and corrective action plan was completed in 2005.  The corrective action plan was approved by the appropriate environmental agency in September 2006, and remediation activities at the site were completed in 2007.  Monitoring of the declining groundwater contamination continued in 2009.

•
During site demolition at a closed London film lab with a prior history of contaminated groundwater, soil contamination was discovered while removing below grade structures and piping.  All contaminated soil was excavated and disposed of properly.  After demolition was completed, a sitewide groundwater assessment was made, and a remediation strategy prepared.  The remediation strategy was approved by the governing environmental and health agencies at end of 2009, and sub-surface remedial chemical treatment is expected early in 2010.

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

2.4.3	Insurance

Technicolor has a “Corporate Risk & Insurance” department in charge of insurance and associated risk management for the Company.

Through this department, Technicolor arranges global insurance programs covering the major risks related to its activities that are underwritten with well-known insurers via a global broker. These programs established on behalf of its subsidiaries worldwide are implemented through a “Master” insurance policy that strengthens the coverage offered by local policies, (and provides “difference in conditions” and “difference in limits” over these policies).

These programs cover risks considered to be major such as general and professional liability, property and business interruption, and some major country-specific risks, such as Employer’s Liability in the U.K. and Workers’ Compensation insurance in the U.S.

For risks considered non-strategic, subsidiaries are allowed to take additional insurance policies in their local market.

These insurance programs also cover the risk of damage to goods in transit, where such insurance is required, as well as the environmental damage caused by pollution. In addition, Technicolor has insurance for the risks associated with the liability of its Directors and executive officers.

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

In addition, in partnership with its insurers, Technicolor has developed a program of prevention and protection of its production sites in order to reduce its exposure to its assets and operating losses that may occur in case such risks should materialize. The Corporate Legal Department has established procedures and rules in order to manage contractual risk. It ensures, in conjunction with the Corporate Risk & Insurance team, that these rules are applied throughout the world.

The Group intends to continue its policy of comprehensive coverage for all its exposure to major risks, expand its coverage when necessary and reduce costs through self-insurance when it is deemed appropriate.

The Group does not foresee difficulties in setting up insurance policies in the future.

To date, the Group does not have a captive insurance or reinsurance company.

2.4.4	Technicolor Foundation

The Technicolor Foundation for Film and Television Heritage operates worldwide for the safeguarding of the films of the past, in order that they may be seen now and in the future.

Created in 2006, the Technicolor Foundation is a non-profit entity, acting in the field of the preservation and promotion of film and audiovisual heritage, which reflects the history and the culture of a country.

The programs are built around three main guiding principles:

-	preserve film heritage as a key part of a country’s memory,

-	promote and highlight film heritage in order that it may be seen by and shared with as wide an audience as possible,

-	train and sensitize everyone who can play a part in the safeguarding of film heritage.

To meet these three main objectives, the Foundation operates in different ways:

-
it operates directly on site with the related film and/or television archive institutions (Cambodia, India, Thailand, Palestinian territories, Mozambique): annual programs are defined to upgrade the archive safeguard and enable access to these archives (preservation work, equipment donations, education programs for local teams, collection enrichment, etc.)

-
it defines and monitors major restorations: each year, one of the objectives of the Foundation is also to restore and promote key international cinema titles in order to better raise audiences’ awareness of the importance of film heritage and the risks of endangering films that are not properly safeguarded. A project team is set up, which includes the Foundation, the rights owners and a film archive institution. The Foundation monitors the whole process from the preservation to the distribution of the restored version. The Foundation also most notably provides legal support and technical expertise. In 2008, the Foundation restored Lola Montès by Max Ophuls and in 2009 Mr Hulot’s Holiday by Jacques Tati, both presented at the Cannes and Bologna film festivals, which both present major international restorations each year, before being seen around the world.

-
it defines and conducts specific education programs targeting mostly film school students: the Foundation is involved in various ways from offering a complete curriculum incorporated in film school programs to conducting regular workshops in these programs or during festivals (India, USA, China, France, Romania, Russia, Portugal, Ethiopia and Turkey). These educational programs cover basic aspects of film heritage: preservation concerns and risks, access to film heritage, basic technical and legal knowledge, filmmaker responsibilities (rights and duties). The objective is to raise the awareness of the future generation of filmmakers, in close liaison with film industry representatives and film archive institutions.

-
It supports classics festivals or creates specific festivals or events for the promotion of film heritage: regular support to classics festivals (Zoom Arrière, first film heritage set up in France), creation in India of the Pune Film Treasures Festival and IFFI Goa Film Treasures, classics section of the International Film Festival of India); free-access and outdoor events mixing screening and music on stage (Tati Concerts at the International Film Festival of La Rochelle (France) followed by Hong Kong, Addis-Abeba and Berlin) to provide access to film heritage to a wider audience.

-
It supports film archive federations: regular support to the work of the FIAF (international film archive federation); annual support to the annual conference of AMIA (Association of Moving Image Archivists) which gathers film archive professionals from around the world in the USA; professional training with scholarships in moving image archiving (Sid Sollow Scholarship and Technicolor Foundation/Technicolor Fellowship).

For all of these programs, the Foundation identifies the appropriate resources required and helps set up multi-disciplinary teams. These include experts from its founder Technicolor and experts from leading film and TV archive institutions, film preservation schools and cinema schools. Transmission and education play a key role in each program.

3.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read these comments on our operating and financial results in conjunction with our audited consolidated financial statements and the related Notes and other financial information included elsewhere herein. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) approved by the European Union, and in accordance with IFRS as issued by the IASB. See Note 2: “Summary of significant accounting policies” to the Group’s consolidated financial statements for a description of the accounting policies applied this year and prior years, and Note 4: “Bridge with financial statements released as of December 31, 2008” to the Group’s consolidated financial statements for a description of the Group’s application of IFRS 5 to the Group’s consolidated financial statements for the years 2008 and 2007, which have been restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2009.

Certain information discussed below and elsewhere in this Annual Report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” at the beginning of this Annual Report and Chapter 1: “Key Information and Risk Factors,” section 1.3: “Risk Factors” for a discussion of factors that could cause actual results to differ materially from the results described in or implied by forward-looking statements, in this chapter and throughout this Annual Report.

3.1	Overview

With over 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The Group has leading positions in the supply of production, postproduction and content-distribution services for content creators and distributors. Technicolor is a world leader in film processing, the largest manufacturer and distributor of DVDs (including Blu-ray™ discs), and a leading supplier of set-top boxes and residential gateways. The Group also operates an Intellectual Property and Licensing business.

Effective January 1, 2009, Technicolor’s activities were reorganized into three operating divisions, namely Entertainment Services (formerly Technicolor), Connect (formerly part of the Thomson Grass Valley division) and Technology. All other activities (mainly retail telephony, a business from which the Group exited in 2009), and corporate functions (unallocated) are presented within the “Other” segment.

On January 27, 2010, Technicolor held a Combined Shareholders’ Meeting. Group Shareholders approved the resolutions pertaining to the Restructuring Plan. In application of the sixteenth resolution approved by the Combined Shareholders’ Meeting, the Group’s name was changed from Thomson to Technicolor.

On February 17, 2010, the Tribunal de Commerce de Nanterre (Commercial Court of Nanterre) approved the Company’s Sauvegarde Plan, described in Chapter 2, which is now binding on all of the Group’s creditors.

3.2	Trends in the Media and Entertainment industry

Our strategic priorities, described in Chapter 2: “Information on the Company,” section 2.1.4: “Our Strategy,” are based on our vision of how the Media and Entertainment industry may develop over the coming years.

Key Developments in 2009 and trends for 2010

Reacting to difficult market conditions, the Media and Entertainment industry has experienced several developments in the course of 2009, including the reduction of costs and investments. Tougher market conditions also contributed to the industry’s reassessment of its transformation and transition to digital media. With stronger players taking advantage of their positions, and in order to optimize costs and build new business models, merger and acquisition (M&A) activity resurfaced in 2009 (e.g., The Walt Disney Company’s agreement to buy Marvel, the Comcast-NBCU deal, bids for MGM) in a still challenging but improving financial environment.

Technicolor expects the broader advertising market to rebound in the second half of 2010 (source: Hollywood Reporter, Scorecards, December 21, 2009). Overall, we expect the Media & Entertainment industry trends observed in 2009 to continue throughout 2010, including cost control and M&A activity, as well as increased regulatory scrutiny, the strengthening of emerging markets, home 3D technology and new content monetization models.

Trend Information

Technicolor believes that the following market drivers will shape the Media and Entertainment industry during 2009 andwill continue to shape it over the next few years:

1.
Studios in the United States (especially major studios), generating roughly 70% of box-office receipts worldwide and DVD/Blu-ray™ spending in the largest home entertainment markets, are expected to remain the primary content creators and distributors;

2.
3D is likely to become a major contributor to box-office receipts (for movies released in both 2D and 3D, 3D has generated more than 70% of total screen revenues). 3D films accounted for 14% of box-office receipts in the United States in 2009;

3.
Technicolor believes that the packaged media market will decline but expects that it will remain a key revenue driver for studios with Blu-ray™ discs, which are likely to become more popular with the launch of 3D Blu-ray™ in 2010 (packaged media accounted for around half of studios’ revenues and more than half of margins in 2009) and with studios adopting different strategies (e.g., bundling physical and digital media);

4.
Despite fewer releases by the major studios, “big hit” films are likely to account for the majority of box-office receipts. Average domestic U.S. box-office receipts for top 10 films increased from U.S.$224 million to U.S.$278 million between 2006 and 2009;

5.
Visual effects and animation are expected to continue to drive box-office receipts (aggregating the top 10 movies of the past five years, 43 out of the 50 movies were either heavily visual effects driven or animated films);

6.
Technicolor believes that studios will extend their character/intellectual property monetization through various media and business models. Over the past five years, major studios have invested over U.S.$2 billion in video games and such investment is expected to continue;

7.	The increasing migration from tape-based to file-based workflows is expected to shorten time to market and create new avenues for monetizing content;

8.
The electronic distribution of content is an increasingly strategic issue. Successful digital distribution models will emerge over the next few years with Network Service Providers (NSPs) and Over The Top (OTTs - companies providing third-party home services delivered across (i.e. "on top" of) a broadband network without affiliation with the broadband service provider) competing for control over digital distribution, NSPs are currently earning the majority of consumer video on demand generated revenues and accelerating the move to a time-shift/non-linear consumption);

9.
Content will likely remain the most important aspect of triple- and quadruple-play bundles, with the goal of improving customer retention, attracting new customers and achieving higher average revenues per user;

10.
New television business models are expected to change the landscape for television networks, through digital migration, technological innovations, new ways of using video and the multiplication of content delivery channels;

11.
Technicolor believes that 3D technology will be a potential major driver for consumer electronics and pay-TV with ESPN, the Discovery Channel, DIRECTV, BSkyB and others launching their first 3D channels in 2010 and 2011; and

12.	The deployment of video-enabled devices (e.g. TV, DVD/BD players, STBs, PCs and video-enabled mobile phones) is expected to continue to increase, providing additional licensing market potential.

The above trends have influenced Technicolor’s strategic choices and the vision of its future growth opportunities. For further information related to the associated risks, see Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors, Risks related to our activity”. For more information on Technicolor’s strategy and outlook, see Chapter 2: “Information on the Company”, section 2.1.4: “Our Strategy.”

3.3	Summary of Results

In a challenging environment in 2009, Technicolor’s revenues from continuing operations amounted to €3,529 million, down 13.9% at current currency compared with 2008, and down 14.5% at constant currency (2007 revenues were €4,681 million). The decline is primarily due to lower revenues in the Connect and Entertainment Services business divisions as well as our exit from the residential telephony business in 2009. Revenues for Technology activities were almost stable in 2009 compared with 2008.

Entertainment Services suffered a strong decline in DVD market volumes in 2009, the impact of which was partially offset by a growth in Theatrical Services (film and digital cinema) and, in the second half of the year, in digital production (visual effects and animation). Despite a growth in the first half of the year, Connect’s full-year revenues were negatively affected by the Group’s financial situation, which reduced the division’s capacity to win major new contracts, and by high refurbishment levels of previously deployed set-top boxes in the North American market. With the exception of one specific European telecom operator, the Group believes that Connect maintained its market share with existing customers in 2009. Despite the disposal of the Software and Technology Solutions business to Civolution in July 2009, Technology revenues remained almost stable in 2009 compared with 2008.

See sections 3.15.1 and 3.16.1: “Analysis of Revenues” for further details.

In 2009, the Group’s net profit from continuing operations before tax and net finance costs totaled €136 million compared with a loss of €741 million in 2008 and a profit of €418 million in 2007. Excluding the impact of impairment charges, restructuring charges and other income and expenses (as detailed in section 3.15.9: “Adjusted Indicators”), the Group’s net profit from continuing operations before tax and net finance costs and tax increased by €52 million compared with 2008. This improvement resulted from a better mix in Entertainment Services and Connect, efficiency gains across most activities and lower depreciation and amortization charges compared with 2008. For more information, see section 3.15.2 and 3.16.2: “Profit (Loss) from Continuing Operations before Tax and Net Finance Costs” and section 3.15.9: “Adjusted Indicators.”

Net finance costs totaled €68 million in 2009, compared with €376 million in 2008 and €77 million in 2007. The decrease of €308 million in net finance costs between 2008 and 2009 mainly stemmed from the impairment of the Group’s financial stake in Videocon Industries in 2008. For more information, see sections 3.15.3 and 3.16.3: “Net Finance Costs” below for further details.

The current tax charge in 2009 was €27 million, compared with €37 million in 2008 and €53 million in 2007. See sections 3.15.4 and 3.16.4: “Income Tax” for further information.

The profit from continuing operations was €33 million in 2009, compared with a loss of €1,225 million in 2008 and a profit of €316 million in 2007. For more information, see sections 3.15.6 and 3.16.6: “Profit (Loss) from Continuing Operations”.

In 2009, the total loss from discontinued operations was €375 million (compared with a loss of €708 million in 2008 and a loss of €339 million in 2007), and was mainly due to Grass Valley activities. For more information, see sections 3.15.7 and 3.16.7: “Profit (Loss) from Discontinued Operations”.

The Group’s share of the consolidated net loss totaled €342 million in 2009, compared with a loss of €1,930 million in 2008 and a loss of €23 million in 2007. For more information, see sections 3.15.8 and 3.16.8: “Net Income (Loss) of the Group”.

Net loss per non-diluted share was €1.30 in 2009, compared with a net loss per non-diluted share of €7.41 and €0.16 in 2008 and 2007 respectively.

3.4	Seasonality

The Group’s revenues have historically tended to be higher in the second half of the year than in the first half, the activity of our customers being greater in the second half, especially for Entertainment Services and Connect. This trend did not occur in 2009, mainly because the operations of Connect were impacted in the second half of the year by the Group’s reduced capacity to win new contracts in the field of access products, given its financial situation. In the second half of 2009, continuing operating revenues totaled €1,728 million, or 49% of the Group’s annual revenues, compared with €2,264 million, representing 55% of annual revenues, in the second half of 2008 and €2,487 million, representing 53%, in 2007.

Revenues of the Entertainment Services division totaled approximately €907 million in the second half of 2009, accounting for 53% of the division’s 2009 revenues, compared with 56% in 2008 and 55% in 2007. Revenues of the Connect division totaled approximately €595 million in the second half of 2009, accounting for 45% of the division’s 2009 revenues, compared with 56% in 2008 and 53% in 2007. Revenues of the Technology division totaled €195 million in the second half of 2009, accounting for 50% of the division’s 2009 revenues, compared with 54% in 2008 and 50% en 2007. See sections 3.15.1 and 3.16.1: “Analysis of Revenues” for further information.

3.5	Effect of Exchange-Rate Fluctuations

As the Group has an important part of its activities located in the United States or in other countries whose currency is closely linked to the U.S. dollar, the main exposure to fluctuations in foreign currencies is related to the exchange rate of the U.S. dollar against the euro. Generally, a rise of the dollar against the euro has a positive effect on Group revenues while decreasing has the opposite impact. In 2009 compared with 2008, exchange-rate fluctuations, and particularly the appreciation of the U.S. dollar against the euro, had a positive impact of €24 million on consolidated revenues and a negative impact of €9 million on our profit from continuing operations before tax and net finance costs. In 2008, exchange-rate fluctuations had a negative impact of €246 million on consolidated revenues compared with 2007, and a positive impact of €76 million on our profit from continuing operations before tax and net finance costs. For more information on exchange-rate fluctuations, including an analysis of the impact of an appreciation of 10% of the U.S. dollar against the euro on revenues and our result from continuing operations before taxes and net finance costs, see Note 27.1.(f) to the Group’s consolidated financial statements.

In sections 3.15: “Results of Operations for 2009 and 2008” and 3.16, “Results of Operations for 2008 and 2007,” certain revenue figures at Group and divisional levels are presented, where indicated, on a comparable basis at constant exchange rates. For year-on-year comparisons, the current financial year revenue figures are adjusted accordingly by applying the exchange rate used for the consolidated statement of operations in the previous financial year. The Group believes that this presentation of change in revenues, adjusted to reflect exchange-rate fluctuations, is helpful in analyzing its performance from one year to the next. The table below shows the exchange-rate effect on our revenues from continuing operations in 2009, compared with 2008, on a consolidated and a division-by-division basis.

(in € millions)	2008 revenues at 2008 exchange rates	2009 revenues at 2008 exchange rates	Exchange-rate impact	2009 revenues at 2009 exchange rates	% change at constant exchange rates	% at current exchange rates
Continuing operations	4,099	3,505	24	3,529	(14.5)	(13.9)
Of which:
Entertainment Services	1,845	1,693	12	1,705	(8.2)	(7.6)
Connect	1,579	1,315	13	1,328	(16.7)	(15.8)
Technology	392	393	(3)	390	0.2	(0.6)
Other	283	104	2	106	(63.3)	(62.7)

The table below shows the exchange-rate effect on our revenues from continuing operations in 2008 compared with 2007, on a consolidated and a division-by-division basis.

(in € millions)	2007 revenues at 2007 exchange rates	2008 revenues at 2007 exchange rates	Exchange-rate impact	2008 revenues at 2008 exchange rates	% change at constant exchange rates	% at current exchange rates
Continuing operations	4,681	4,345	(246)	4,099	(7.2)	(12.4)
Of which:
Entertainment Services	2,150	1,993	(148)	1,845	(7.3)	(14.2)
Connect	1,685	1,646	(67)	1,579	(2.4)	(6.3)
Technology	445	407	(15)	392	(8.5)	(11.8)
Other	401	299	(16)	283	(25.3)	(29.3)

For more information on market risks, see Chapter 7: “Quantitative and Qualitative Disclosures About Market Risk,” Notes 24 and 27.1 to the Group’s consolidated financial statements and “Risk of exchange-rate fluctuation” in section 1.3: “Risk Factors.”

3.6	Geographic Breakdown of Revenues

The table below shows our 2009, 2008 and 2007 revenues from continuing operations broken down by destination and classified by the customer origin. As the table shows, our most important markets are the United States and Europe, accounting for 43.2% and 36.6% respectively of our revenues in 2009.

Revenues of continuing operations by destination	2009	2008	2007
United States	43.2%	48.0%	45.3%
Rest of Americas	9.2%	7.9%	7.9%
Europe	36.6%	35.7%	37.4%
Asia-Pacific	9.6%	7.3%	8.5%
Other	1.4%	1.1%	0.9%

The table below shows our 2009, 2008 and 2007 revenues from continuing operations broken down by origin and classified by the location of the entity that invoices the customer. As the table shows, our most important markets are the United States and Europe, accounting for 35.7% and 47.5% respectively of our revenues in 2009.

Revenues of continuing operations by origin	2009	2008	2007
United States	35.7%	41.1%	38.7%
Rest of Americas	10.5%	9.3%	9.5%
Europe	47.5%	44.5%	46.4%
Asia-Pacific	6.3%	5.1%	5.4%

3.7	Events Subsequent to December 31, 2009

For information on events subsequent to December 31, 2009, see Note 39 to the Group’s consolidated financial statements. With the exception of the information provided in Note 39 to the Group’s consolidated financial statements and the information provided below, there has been no significant change in the Group’s financial or business situation subsequent to December 31, 2009.

Sauvegarde  Plan

Technicolor’s Combined Shareholders’ Meeting was held on January 27, 2010, chaired by Frederic Rose, Technicolor’s Chairman and Chief Executive Officer at that date, in the presence of the Board of Directors and the Group’s senior management. The Group’s shareholders approved all resolutions, including those relating to the implementation of the Sauvegarde Plan made public by the Group on December 9, 2009, that had been previously approved by all creditors’ committees (suppliers, lenders and noteholders) on December 21 and 22, 2009.

Technicolor also announced on February 17, 2010 that the Tribunal de Commerce de Nanterre (Commercial Court of Nanterre) had approved the Company’s Sauvegarde Plan in a ruling handed down the same day. The Commercial Court’s ruling approved the Sauvegarde proceeding initiated by the Company on November 30, 2009. The Sauvegarde Plan, described in Chapter 2: “Information on the Company”, section 2.1.2: “Historical background” is now binding on all of the Group’s creditors (see the risk factor relating to appeals against the Commercial Court’s ruling, set out in section 1.3.1: “Risks related to our debt restructuring”).

The Nanterre Commercial Court, in its ruling dated February 17, 2010, asked the Company to begin discussions with the holders of the TSS who formed an appeal against the General Meeting of Noteholders in order to attempt to reach an agreement prior to May 17, 2010, if necessary under the aegis of a mediator. Pursuant to the terms of the ruling, this agreement cannot have the purpose or effect of modifying the Sauvegarde Plan, and in particular the provisions relating to the TSS. On February 23, 2010, certain TSS holders appealed the February 17, 2010 ruling of the Commercial Court of Nanterre to the Versailles Court of Appeals.

Change of name, change of registered office, reduction in share capital

Technicolor’s Combined Shareholders’ Meeting was held on January 27, 2010, chaired by Frederic Rose, Technicolor’s Chairman and Chief Executive Officer at that date, in the presence of the Board of Directors and the Group’s senior management. The Group’s Shareholders approved all resolutions, including those pertaining to:

•	the change of the Group’s name to Technicolor;

•	the change of the registered office from 46 quai Alphonse Le Gallo, 92100 Boulogne-Billancourt to 1-5 rue Jeanne d’Arc, 92130 Issy-les-Moulineaux; and

•	the €1,012,087,605.00 reduction in share capital to €26,989,002.80 via a reduction in the par value of shares.

Corporate Governance

At a meeting on February 17, 2010, the Board of Directors approved Frederic Rose’s proposal to separate the roles of Chairman of the Board and Chief Executive Officer. Denis Ranque, formerly Chairman and Chief Executive Officer of Thalès, became the non-executive Chairman of the Board of Directors of Technicolor, while Frederic Rose remained as the Chief Executive Officer.

The new directors appointed to the Board were Catherine Guillouard, CFO of Eutelsat, Bruce Hack, former CEO of Vivendi Games and Vice Chairman of the Board of Activision Blizzard, and John Roche, Director of ADEO. They joined Technicolor Board members Frederic Rose, Loïc Desmouceaux, Didier Lombard and Rémy Sautter, who has become our Independent Lead Director. The new Board members replace Eric Bourdais de Charbonnière, François de Carbonnel, Pierre Lescure and Paul Murray, who served on the Board until the judgment of the Commercial Court of Nanterre approving the Sauvegarde Plan. Marcel Roulet has given up his seat as non-voting director (“censeur”). He was replaced by Lloyd Carney, CEO of Xsigo Systems, who will be nominated for appointment to the Board at Technicolor’s next General Shareholders’ Meeting. The Shareholders’ Meeting, to be held during the second quarter of 2010, will be asked to ratify the new Board’s appointments.

Following these changes, the Board of Directors is comprised of eight members and a non-voting director. The Board has three committees: an Audit Committee, a Remuneration, Nominations and Governance Committee and a Technology Committee. For a full description of the Group’s corporate governance, see Chapter 4: “Corporate Governance and Workforce”.

Asset Disposals

On January 28, 2010, Technicolor announced the conclusion of an agreement with Sony Electronics Inc. for the sale of its subsidiary, Convergent Media Systems Corporation, which specializes in digital signage and content distribution systems. Convergent Media Systems, was part of Technicolor’s Media Networks business, which now lies outside the scope of Technicolor's strategic focus on content creators. The transaction, which closed on January 27, 2010, affects 150 full-time employees in North America. The terms of the transaction were not financially material to Technicolor.

Key Commercial Contracts

On February 2, 2010, Technicolor announced the conclusion of a strategic partnership with Warner Bros. covering a large array of activities. Technicolor and Warner Bros. have entered into a long-term agreement covering replication and distribution services for DVD and Blu-ray™ discs, which is expected to begin generating significant revenue as of the third quarter of 2010. The strategic partnership also covers aspects relating to strategic technology initiatives.

3.8	Critical Accounting Policies

Technicolor’s principal accounting policies are described in Note 2 to our consolidated financial statements. Certain of Technicolor’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable and probable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from these estimates, while different assumptions or conditions may yield different results. Management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

For more information on our critical accounting policies, see Note 3 to our consolidated financial statements.

3.8.1	Going concern

The Sauvegarde Plan was approved by the Nanterre Commercial Court on February 17, 2010 (see Note 1.2 to our consolidated financial statements). In this context, the Board of Directors carefully assessed Technicolor’s ability to continue as a going concern for the next 12 months. Under IAS 1, the Board may approve the accounts on a going concern basis even if material uncertainties exist that may cast “significant doubt” upon Technicolor’s ability to continue as a going concern, so long as the Board has determined that the risks to Technicolor’s ability to do so are not such that its situation has been definitively compromised.

The material uncertainties that the Group is facing include the following:

-
Technicolor’s ability to continue as a going concern assumes that the Sauvegarde Plan can be implemented in accordance with its terms; however, as with any court decision, the ruling of the Nanterre Commercial Court approving the Sauvegarde Plan may itself be the subject of an appeal;

-
With the exception of an appeal by the Attorney General (Ministère Public), an appeal would not entail a suspension of the Court’s order, meaning that such an appeal would not prevent the implementation of the Sauvegarde Plan by the Company, under the aegis of the Commissaire à l’exécution du plan (court-appointed supervisor);

-	The Board of Directors believes that the probability of an appeal preventing implementation of the Sauvegarde Plan is low.

The Board of Directors also has examined the Group’s cash flow projections and believes that the Group’s current cash will be sufficient to meet the expected cash requirements of the Group and address any potential financial consequences of ongoing litigation, until at least December 31, 2010.

As a result, the Board of Directors determined that it was appropriate for the consolidated financial statements to be prepared on a going-concern basis.

3.8.2	Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights to intellectual property acquired) under “Other intangible assets” and tangible assets under “Property, plant and equipment” (PPE). Significant estimates and assumptions are required to determine (i) the expected useful lives of these assets for the purpose of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of PPE and intangible assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group.

For the year ended December 31, 2009, the Group recognized amortization expenses amounting to €127 million related to PPE and amortization expenses of €109 million for intangible assets with finite useful lives (these figures include depreciation expense booked under losses from discontinued operations).

In order to ensure that its assets are carried at no more than their recoverable amount, Technicolor evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. The recoverable amount of an asset or group of assets may require the Group to use estimates, i.e. to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate the present value. Any negative change in relation to the operating performance or the expected future cash flows of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and may therefore require a write-down of their carrying amount.

As of December 31, 2009, the Group reviewed its triggering indicators and determined that some amortizable assets and cash-generating units may have lost value. Consequently, it performed impairment tests for these assets or group of assets (see Notes 13 and 14 to our consolidated financial statements). The impairment booked on amortizable assets in 2009 amounted to €30 million, split between PPE (€14 million), customer relationships (€8 million of net impacts) and patents, R&D and other intangible assets (€8 million). These amounts exclude impairment loss of assets under a restructuring plan that amounted to €2 million in 2009.

Consequently, as of December 31, 2009, the net carrying amount of PPE and intangible assets with finite useful lives amounted to €431 million and €265 million respectively (excluding PPE and intangible assets classified as held for sale).

3.8.3	Impairment tests of Goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other intangible assets with indefinite useful lives for impairment in accordance with the accounting policy stated in Note 2 to our consolidated financial statements. Such reviews require management to make material judgments and estimates when performing impairment tests.

Technicolor’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of cash-generating units requires us to (1) determine the appropriate discount rate to be used to discount the future expected cash flow of the cash-generating unit and (2) estimate the value of the operating cash flows including their terminal value, the growth rate of the revenues generated by the assets tested for impairment, the operating margin rates of underlying assets for related future periods and the royalty rates for the trademarks. The assumptions used by the Group for the determination of the recoverable amount as well as the sensitivity indicators of the recoverable amount are described in Note 14 to our consolidated financial statements.

In addition to the annual review for impairment, Technicolor evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an additional impairment test in accordance with the accounting policy stated in Note 2 to our consolidated financial statements.

In 2009, given degradation of the economic context in the DVD Services reporting unit, Technicolor has performed an impairment test as of December 31, 2009 for this reporting unit.

Technicolor performed an impairment test in 2009, which resulted in:

-	An impairment of one of its trademarks (RCA) for €12 million following negative events that occurred in the second quarter of 2009

-	A reversal of impairment of the Technicolor trademark for €6 million following the decision of the Group at the end of 2009 to change the Thomson brand name to Technicolor.

Management believes the updated assumptions used concerning sales growth, terminal values and royalty rates are reasonable and in line with updated market data available for each reporting unit.

As a result, as of December 31, 2009, the net book value of goodwill and trademarks amounted to €746 million (excluding goodwill classified as held for sale) and €191 million respectively, after impairment.

3.8.4	Valuation of businesses held for sale

Businesses held for sale should be recorded at the lower of their carrying amount and fair value less costs to sell. Estimating fair value less costs to sell requires management to make significant judgments and estimates.

Technicolor’s management believes its policies relating to such valuation are critical accounting policies involving critical accounting estimates because determining the fair value less costs to sell requires us to (1) determine the most probable selling price of the held for sale businesses based on all available facts and circumstances and (2) estimate the outcomes of ongoing negotiations with potential buyers.

In 2009 the Group reviewed the value of its businesses held for sale (Grass Valley and MN). This review led to an impairment of €278 million, impacting discontinued businesses (Grass Valley and MN) (see Notes 12.3 and 14 to our consolidated financial statements), reflecting management’s best estimates.

3.8.5	Deferred tax

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

As of December 31, 2009, the Group has recorded deferred tax liabilities of €198 million and deferred tax assets of €426 million reflecting management’s estimates.

3.8.6	Post-employment benefits

The Group’s determination of its pension and post-retirement benefit obligations and expense for defined-benefit plans is dependent on the use of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in Note 28 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and the annual rate of increase in future compensation levels. Our assumptions regarding pension and post-retirement benefit obligations are based on actual historical experience and external data.

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on asset values and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the provision for pension and post-retirement obligations. While Technicolor’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefit net obligations under such plans and related future expense.

As of December 31, 2009, the post-employment benefit provisions amounted to €410 million (including provisions classified as held for sale in an amount of €40 million. The present value of this obligation amounted to €583 million, the fair value of plan assets amounted to €172 million and unrecognized prior service cost was €1 million. For the year ended December 31, 2009, net pension expense was €30 million.

3.8.7	Provisions for litigation

Technicolor’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters, etc., management considers the evaluation of external counsel with knowledge of each matter, as well as known outcomes in case law. See Note 37 to our consolidated financial statements for a description of the significant legal proceedings and contingencies and in section 1.3.1” Risk related to our debt restructuring”.

3.8.8	Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Technicolor issued subordinated bonds that are (1) redeemable in U.S. dollar or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, could be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current financial liabilities. These bonds were redeemed in their entirety on September 22, 2008.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations.

Technicolor’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process uses an option instrument measurement model adapted from the binomial tree model. Main inputs relate to the discounted volatility of Technicolor shares on the stock market, Technicolor shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to €45 million at inception. In 2007, the change in fair value required Technicolor to recognize a net non-cash financial gain amounting to €37 million (comprising a gain of €34 million and a foreign exchange gain of €3 million). The bonds were subject to an investor call as of September 16, 2008: the call was exercised and the bonds were redeemed in their entirety on September 22, 2008.

3.8.9	Determination of royalties payable

In the normal course of its business, the Group may use certain technology protected by patents owned by third parties. In the majority of cases, the amount of royalties payable to these third parties for the use of this technology is defined in a formal licensing contract. In some cases, and particularly in the early years of an emerging technology when the ownership of intellectual property rights may not have been ascertained, management judgment is required to determine the probability of a third party asserting its rights and the likely cost of using the technology when such assertion is probable. In making its evaluation, management considers past experience with comparable technology and/or with the particular technology owner. The royalties payable are presented under the headings “Other current liabilities” and “Other non-current liabilities” in our balance sheet and detailed in Note 31 to our consolidated financial statements.

3.9	Changes in Accounting Principles

The accounting policies applied by the Group in 2009 are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2008. The new amendments and interpretations effective in 2009 and disclosed in Note 2 to our consolidated financial statements had no impact on the Group’s consolidated financial statements.

For a description of the accounting principles applied by the Group, see Note 2 to our consolidated financial statements.

3.10	Reserved

3.11	Changes in the Scope of Consolidation in 2009

(a)       Main acquisitions and consolidations

In December 2009, the Group acquired the residual 37% interest in Paprikaas for U.S.$7 million (equivalent to €5 million at the date of the transaction). Paprikaas is consolidated in the Entertainment Services Division. The main impact of this additional share acquisition is an increase in goodwill amounting to €3 million.

(b)       Main disposals

In July 2009, Technicolor sold its Software Technology Solutions (STS) business to Civolution. The impact on the Group’s consolidated financial statements was a loss of €4 million.

In December 2009, Technicolor sold its retail telephony business (CNS) to Verdoso. As part of the agreement, Technicolor has an obligation towards this entity up to a maximum of €2 million. This obligation has been recorded in Technicolor’s 2009 consolidated financial statements. The total impact of the disposal on the Group’s consolidated financial statements was a loss of €7 million (of which €2 million are recorded as restructuring costs).

For further information regarding the Group’s decisions related to its organizational structure and the disposal of non strategic activities, please refer to section 2.1.4: “Our Strategy.”

(c)       Changes in the scope of discontinued operations

On January 28, 2009, Technicolor announced its decision to sell the Grass Valley and Media Networks businesses. They have been classified as discontinued operations in the consolidated financial statements, as the requirements under IFRS 5 were fulfilled at the beginning of the second quarter of 2009. The Group has also decided to sell its retail telephony business. These activities have not been classified as discontinued operations, as they are not considered as a disposal group as defined by IFRS 5. For further information regarding the Group’s decisions related to its organizational structure and the disposal of non-core activities, please refer to section 2.1.4: “Our Strategy” and section 2.2.5: “Discontinued operations” of this Annual Report.

3.12	Reserved

3.13	Changes in the Scope of Consolidation in 2008

(a)       Main acquisitions and consolidations

On July 1, 2008, Technicolor signed a long-term contract with NBC Universal, a major commercial broadcaster in the United States, to undertake the broadcast distribution service of its 31 existing channels in America, in Europe and in Asia. The operations were transferred with effect from July 1, 2008, with the assets, employees and corresponding risks and rewards being assumed by Technicolor from that date for a price of U.S.$1.0 million (equivalent to €0.7 million at the date of the transaction). The NBC Universal operations have been consolidated from the acquisition date and are included in the Entertainment Services division.

On July 31, 2008, Technicolor acquired from Televisa its Out–of-Home (“OOH”) business, which includes the TV network installed in WalMart stores in Mexico and a long-term contract with WalMart. The acquisition price amounts to U.S.$8 million (equivalent to €6 million at the date of transaction) to be paid over the term of the contract with WalMart. The Televisa OOH business was consolidated as of the acquisition date and is included in the Media Networks business.

(b)       Main disposals

On September 30, 2008, Technicolor sold its Genlis Decoder plant in Burgundy (France) to Novatech Industries. As part of the agreement, Technicolor is committed to fund this entity up to a maximum of €15 million if certain conditions are met (i.e. to maintain a specified level of employment). This obligation was recorded in Technicolor’s 2008 consolidated financial statements and was partially paid during 2009. A balance of approximately €6 million remains to be paid, mainly in 2010.

On November 28, 2008, Technicolor sold its digital film equipment product line, formerly part of its Grass Valley businesses, to private investors led by PARTER Capital Group a German group specialized in private-equity consulting. The total loss related to this disposal amounted to €23 million.

(c)       Other operations

On September 1, 2008, Technicolor and NXP combined their respective Tuners activities in a new company, NuTune, of which Technicolor holds 45% and NXP holds 55%. Technicolor’s Tuner business was previously reported within Technology. Technicolor has neither control nor joint control of NuTune, and has consolidated NuTune under the equity method since September 1, 2008. The Tuners business before September 1, 2008 is presented under the full-consolidation method. Technicolor accounted for the contribution from its Tuner business as a disposal and booked the 45% interest in NuTune as an acquisition.

(d)       Changes in the scope of discontinued operations

In the first half of 2008, the Board of Directors decided to discontinue its Solutions Silicium activities included in the Technology division. This business combined the remote control activity (which was discontinued in the first half of 2008), the Tuners business sold in the second half of 2008 to a joint-venture of which Technicolor holds 45%, the integrated circuits design and sales activity which was completely discontinued as of June 30, 2008. These businesses were classified as discontinued operations in the 2008 consolidated financial statements, in accordance with IFRS 5. For further information regarding the Group’s decisions related to its organizational structure and the disposal of non-core activities, please refer to section 2.1.4: “Our Strategy” and section 2.2.5 “Discontinued Operations” in this Annual Report.

3.14	Notification of Participations Acquired in the Share Capital of French Companies in 2008

In compliance with article L. 233-6 of the French Commercial Code, we note that the Group did not acquire stakes in any French companies in 2008.

3.15	Results of Operations for 2009 and 2008

The Group’s revenues and profit (loss) from continuing operations before tax and net finance costs for the years 2009 and 2008 are presented below for each of the operating divisions – Entertainment Services, Connect and Technology – and the Other segment. The results of discontinued operations are presented separately in sections 3.15.7 and 3.16.7: “Profit (Loss) from Discontinued Operations.”

The Group’s results are presented in accordance with IFRS 5. Consequently the contributions of discontinued operations are presented in one line in the consolidated statements of operations, named “Net loss from discontinued operations”. Prior-period results have been adjusted to take into account the current scope of discontinued operations.

In 2009, our results were affected both by our financial difficulties as well as the difficult economic environment. In this regard, we are not able to precisely distinguish, and therefore quantify, the impact resulting from our financial difficulties from the impact related to the economic environment, and in particular the impact on our relationship with our suppliers and customers.

3.15.1	Analysis of Revenues

In a challenging environment in 2009, Technicolor’s revenues from continuing operations amounted to €3,529 million, down 13.9% at current currency compared with 2008, and down 14.5% at constant currency. The decline in revenues is primarily due to lower revenues in the Connect and Entertainment Services business divisions as well as our exit from the residential telephony business in 2009. Revenues for Technology activities were almost stable in 2009 compared with 2008.

Entertainment Services suffered from a strong decline in DVD market volumes in 2009, the impact of which was partially offset by growth in Theatrical Services (film and digital cinema) and, in the second half, in digital production (visual effects and animation). Despite a growth in the first half of the year, Connect’s full-year revenues were negatively affected by the Group’s financial situation, which reduced the division’s capacity to win major new contracts, and by high replacement levels of previously deployed set-top boxes in the North American market. With the exception of one specific European telecom operator, the Group believes that Connect maintained its market share with existing customers in 2009. Despite the disposal of the Software and Technology Solutions business to Civolution in July 2009, Technology revenues remained almost stable in 2009 compared with 2008.

Entertainment Services

In 2009, the Media Networks business (cinema advertising and professional broadcasting equipment systems), previously included in Entertainment Services, was classified in discontinued operations.

Consolidated revenues for Entertainment Services totaled €1,705 million in 2009, compared with €1,845 million in 2008, down 7.6% at current currency and down 8.2% at constant currency. The change in revenues was attributable mainly to the noticeable decline in the contribution from DVD Services, partially offset by the strong performance of Creation Services in the second half of 2009 and by growth in Theatrical Services over the full year.

Creation Services (visual effects, animation and digital postproduction) had a slight decline in revenues in 2009:

•
Digital Production was affected in the first half of the year by industry uncertainty over the financing of new film projects and the weakness of the advertising market, which weighed on demand for visual effects for films and commercials. The Group nevertheless managed to secure a number of major contracts in the second quarter of 2009, which boosted revenues from visual effects for films in the second half of the year, including major projects such as Prince of Persia, Clash of the Titans, Percy Jackson and Robin Hood. In a difficult advertising market, our market position in the visual effects for commercials business improved in 2009.

•
Postproduction services saw a decline in revenues over the full year in 2009, particularly in North America, due to the economic environment and tighter financing conditions for independent studios for the promotion of film releases. Despite these difficult market conditions, the Group believes that its overall market share increased in this business in 2009.

Theatrical Services (Film and Digital Cinema) had an increase in revenues in 2009. In Film Services, the Group processed 3.8 billion feet of film footage in 2009, compared with 3.7 billion feet in 2008. Our operations benefited in 2009 from a strong release slate and an overall improvement in its mix. The Group believes that its market position remained stable in Film in 2009, while the Digital Cinema segment continued to expand over the year.

The Digital Content Delivery Services segment (Media Management, Broadcast Services and Electronic Distribution Services) posted a decline in revenues in 2009. The Media Management business suffered from significant pressure on volumes, particularly in the second half of the year, due to lower orders for TV content and DVD management services from studios and broadcasters. In a broadcasting market hit by a decline in advertising spending, Broadcast Services revenues edged down in 2009 compared with 2008.

A total of 1.1 billion DVDs were replicated in 2009, down 22% compared with 2008 (1.4 billion units), mainly due to lower SD-DVD (standard-definition DVD) volumes worldwide. This decrease mainly reflected a lower-than-expected performance of new DVD title releases and catalog titles from major studios, as well as a drop in kiosk-related volumes. The decline in revenues was partially offset by an improvement in the mix, with a strong increase in sales of high-definition discs (Blu-ray™).

Replicated DVD volumes

In million units	2009	2008	Change (%)
Total DVD	1,086	1,390	(22)%
of which SD-DVD	913	1,152	(21)%
of which Blu-ray™	51	28	+82%
of which DVD for games and kiosks	122	209	(42)%

The contribution of physical media (DVD Services and Film Services) to revenues was down slightly in 2009 compared with 2008. Revenues derived from physical media accounted for approximately three-quarters of total Entertainment Services revenues in 2009.

Connect

Consolidated revenues for Connect totaled €1,328 million in 2009, compared with €1,579 million in 2008, down 15.8% at current currency and down 16.7% at constant currency. This change reflects a 15% fall in access-product volumes year-on-year, mainly resulting from:

•	The Group’s reduced ability to win major new access product contracts in 2009 due to its overall financial situation.

•
The weakness of the North American market, with a decline in orders for satellite set-top boxes due to higher refurbishment levels of previously deployed boxes caused by an increase in attrition rates among operators’ end-customers. Despite the 21% fall in volumes over the year, the Group believes that its market share in the satellite market was stable in 2009.

•
Market share loss with one European telecom operator, as reported in the third quarter of 2009, due to the phasing out of deployments of an existing product. The Group believes that its market share in telecoms has been stable since the third quarter of 2009.

•
A significant decline in revenues from access products for cable operators (down 25% in 2009), due mainly to an unfavorable comparison base, 2008 having benefited from a very high level of orders for digital-to-analog adaptors from one U.S. cable operator at the end of the year. The Group believes that its market share in the cable market remained stable in 2009.

Software Service Platform revenues declined sharply in 2009, reflecting sharp cuts to operators’ capital expenditures in an unfavorable economic environment.

Technology

Consolidated revenues for Technology totaled €390 million in 2009, compared with €392 million in 2008, down 0.6% at current currency. At constant currency, the business grew by 0.2% in 2009 compared with 2008. Technology’s 2009 revenues were impacted by the sale of the Software and Technology Solutions business to Civolution in July 2009.

Consolidated revenues for Licensing totaled €386 million in 2009, compared with €380 million in 2008, up 1.5% at current currency and 2.3% at constant currency. In 2009, this business benefited from a stable revenue stream from the MPEG-2 program (administrated through the MPEG-LA pool), whose contribution to Licensing revenues was stable compared with 2008 (i.e. roughly 40%). Other programs, including digital television, also made a significant contribution. At the end of 2009, the Group had 1,125 licensing contracts in force, compared with 1,097 at the end of 2008 and 990 at the end of 2007.

Licensing revenues are based on estimates based on license agreements. The difference between estimated and actual revenue figures derived from cash collection for the years ended December 31, 2009 and 2008, measured as a percentage of total Licensing revenues, amounted to excesses of actual over estimated revenue of 2.1% and 1.6%, respectively.

Other

Revenues presented in the Other segment are comprised of:

•	Corporate revenues for €4 million in each of 2009 and 2008, mainly related to services charged to third parties.

•
The North American TV after-sales services operations and the retail telephony business totaling €102 million in 2009 compared to €279 million in 2008, mainly reflecting reduced external revenues from the residential telephony business, which the Group exited during the course of the year.

3.15.2	Profit (Loss) from Continuing Operations before Tax and Net Finance Costs

Profit from continuing operations before tax and net finance costs was €136 million in 2009, compared with a loss of €741 million in 2008. The extent of this increase was attributable mainly to the goodwill and asset impairment, and restructuring charges, which totaled €832 million in 2008, ongoing improvement in the overall business mix and the revenue mix of Entertainment Services and Connect, as well as efficiency gains in most of the Group’s businesses.

In addition to its published financial results and with the aim of providing a more comparable view of the change in its operating performance, Technicolor is presenting a set of adjusted indicators that exclude impairment charges, restructuring charges and other income and expenses. These adjustments, the reconciliation of which is presented in section 3.15.9: “Adjusted Indicators”, had a negative impact of €111 million on continuing operations before tax and net finance costs in 2009, compared with a negative impact of €936 million in 2008. After adjustments, the profit from continuing operations before tax and net finance costs was €247 million in 2009, or 7.0% of revenues, compared with €195 million in 2008, or 4.7% of revenues.

Cost of Sales

Cost of sales amounted to €2,747 million in 2009, compared with €3,355 million in 2008, a decrease of €608 million, due primarily to the decline in revenues, but also to efficiency gains in most of the Group’s activities. Accordingly, the Group’s gross margin totaled €782 million, or 22.2% of consolidated revenues in 2009 (compared with €744 million in 2008, or 18.2% of revenues).

Selling and Administrative Expenses

Selling and marketing expenses amounted to €115 million in 2009, or 3.3% of revenues (compared with €164 million in 2008, or 4.0% of revenues), a decrease of €49 million compared with 2008. This decrease was attributable in part to efficiency gains in most of the Group’s activities.

General and administrative expenses amounted to €267 million in 2009, or 7.6% of revenues (compared with €295 million in 2008, or 7.2% of revenues), a decrease of €28 million compared with 2008. The increase as a percentage of revenues was due to the decrease in revenues, which was partly offset by efficiency gains.

Research and Development Expenses

Research and development expenses for continuing operations amounted to €153 million in 2009, or 4.3% of revenues (compared with €169 million in 2008, or 4.1% of revenues), a decrease of €16 million compared with 2008. The decrease was attributable mainly to the closure of the Silicon Solutions and residential telephony businesses. Of the total spending on research and development in 2009, €45 million was spent in the Technology division, which includes the Corporate Research activities.

Restructuring Costs

Restructuring costs for continuing operations totaled €41 million in 2009 (compared with €166 million in 2008). In 2009, restructuring costs related mainly to site closures, particularly of the Technology division’s research site in Villingen. In 2008, restructuring costs were mainly related to Entertainment Services and Connect activities.

Impairment Losses on Non-Current Operating Assets

In 2009, Technicolor recorded net impairment losses on non-current operating assets of €80 million, compared with €666 million in 2008. In 2009, a €44 million impairment charge was made against a contract advance to a North American client in Entertainment Services, as well as an €8 million net loss on customer relationship, and a €12 million impairment charge on brands and patents in Technology, due to the write-off of the RCA brand. In 2008, impairment losses on goodwill totaled €379 million and impairment losses on non-current operating assets totaled €287 million. For further information, see Notes 9, 13 and 14 to the Group’s consolidated financial statements.

Other Income (Expense)

Other income (expense) represented income totaling €10 million in 2009, compared with an expense of €25 million in 2008. For further information, see Note 7 to the Group’s consolidated financial statements.

Entertainment Services

Profit from continuing operations before tax and net finance costs for Entertainment Services was €4 million in 2009, compared with a loss of €655 million in 2008. The 2008 loss was largely impacted by impairment charges of €641 million, and with the aim of providing a more comparable view of the changes in its operating performance, the discussion of the variances between 2008 and 2009 below includes adjusted indicators. Adjusted EBIT (as defined in section 3.15.9) for Entertainment Services was €70 million in 2009, or 4.1% of revenues, compared with €27 million in 2008, or 1.4% of revenues. The improvement in adjusted EBIT was partially attributable to lower depreciation and amortization, due mainly to the recognition of asset write-offs at the end of 2008. Adjusted EBITDA (as defined in section 3.15.9) for Entertainment Services totaled €223 million in 2009, or 13.1% of revenues, compared with €214 million in 2008, or 11.6% of revenues. This improvement was attributable to the following factors:

•
In Creation Services, despite a decrease in Postproduction Services, operating profitability improved in 2009 compared with 2008, thanks to an increase in visual effects for films, the development of animation operations in India and visual effects for advertising in Los Angeles, as well as efficiency gains.

•	In Theatrical Services, operating profitability improved significantly in 2009, with mix improvements in Film and growth in Digital Production, as well as efficiency gains.

•	In Digital Content Delivery Services, operating profitability improved in 2009 despite lower activity, reflecting tighter control over costs and operating processes.

•
In DVD Services, operating profitability remained stable in value despite the fall in revenues, thanks to cost-cutting measures and efficiency gains, as well as mix improvements compared with 2008, reflecting strong growth in Blu-ray™ volumes and a reduction in kiosk-related volumes.

Restructuring costs totaled €9 million in 2009 (compared with €37 million in 2008).

Connect

Profit from continuing operations before tax and net finance costs for Connect of €17 million in 2009, compared with a loss of €47 million in 2008. The 2008 loss was largely impacted by impairment charges of €76 million, and with the aim of providing a more comparable view of the changes in its operating performance, the discussion of variances between 2008 and 2009 below includes adjusted indicators. Adjusted EBIT (as defined in section 3.15.9) for Connect was €23 million in 2009, or 1.7% of revenues, compared with €47 million in 2008, or 3.0% of revenues. Adjusted EBITDA for Connect totaled €101 million in 2009, or 7.6% of revenues, compared with €111 million in 2008, or 7.0% of revenues. The improvement in the adjusted EBITDA margin shows that the impact of the fall in Digital Home Products volumes and pricing pressure was largely offset by mix improvements and a material decrease in non-quality costs, resulting from the launch in the third quarter of 2009 of a program designed to optimize operating processes and product development.

Restructuring costs totaled €1 million in 2009 (compared with €12 million in 2008).

Technology

Profit from continuing operations before tax and net finance costs for Technology of €227 million in 2009, compared with a profit of €245 million in 2008, or a profit margin of 58.2% in 2009 compared with 62.5% en 2008. Adjusted EBIT (as defined in section 3.15.9) for Technology was €266 million in 2009, or 68.2% of revenues, compared with €270 million in 2008, or 68.8% of revenues. Adjusted EBITDA for Technology was €283 million in 2009, or 72.5% of revenues, compared with €287 million in 2008, or 73.3% of revenues.

The decline in the profit (loss) from continuing operations before tax and net finance costs for Technology was attributable to a €12 million write-down on the brand portfolio and costs related to the launch of the Advanced Design Center within Corporate Research, partly offset by the rationalization of research sites and a slight increase in patent filing, prosecution and maintenance costs. The company has taken action to optimize its patent portfolio management costs.

Restructuring costs totaled €27 million in 2009 (compared with €3 million in 2008). These costs mainly related to the closure of Villingen’s research center.

Other

Losses from continuing operations before tax and net finance costs for the Group’s Other segment were €112 million in 2009 (compared with a loss of €284 million in 2008) and are comprised of:

•	Losses from continuing operations before tax and net finance costs of €91 million in 2009 (compared with a loss of €106 million in 2008) related to unallocated Corporate functions.

•
Losses from continuing operations before tax and net finance costs of €21 million in 2009 (compared with a loss of €178 million in 2008), mainly reflecting a decrease of the operating loss on the residential telephony business (a loss of €4 million in 2009 compared with a loss of €88 million in 2008), which the Group decided to exit in 2008, and which was discontinued in 2009.

3.15.3	Net Finance Costs

Net finance costs, which comprise the total of net interest expenses and other financial expenses, were €68 million in 2009, compared with €376 million in 2008, and break down as follows:

Net Interest Expense

Despite a higher level of average debt in 2009 than in 2008, net interest expense for continuing operations totaled €43 million in 2009 compared with €75 million in 2008 due mainly to lower interest rates in 2009. See Note 27 to the Group’s consolidated financial statements for further information.

Other Financial Income (Expense)

Other financial expense for continuing operations totaled €(25) million in 2009, compared with €(301) million in 2008, including a €151 million expense relating to the impairment of the Group’s financial stake in Videocon Industries and a €36 million expense covering the revaluation of U.S. dollar hedge borrowings. In 2009, other financial income (expense) included a €7 million gain on the sale of Videocon Industries shares and a gain of €36 million relating to the unwinding of interest-rate swaps, as well as expenses relating to the restructuring of the Group’s debt for a total of €42 million. See Note 10 to the Group’s consolidated financial statements for further information.

3.15.4	Income Tax

In 2009, the Group’s total income tax expense (current and deferred) on continuing operations was €35 million, compared with an expense of €104 million in 2008.

The current tax charge in 2009 was the result of current taxes due in Brazil, Australia and Mexico, as well as withholding taxes on income earned by the Group’s Licensing activities, which were only partially credited against taxes payable in France and the United

States, and as such represent an additional tax expense. Due to the ratification with retroactive effect to January 1, 2009 of a new tax treaty between France and the U.S., which removed the withholding tax on Licensing revenues, withholding tax was down compared with 2008. The current tax charge was €14 million in France (mainly reflecting withholding taxes) and €13 million outside France.

In 2009, Technicolor recorded a net deferred tax expense of €8 million due mainly to the use of French deferred tax assets, partially offset by the benefit of the removal of the United States-France withholding tax.

Certain equity issuances by Technicolor S.A. in 2010, pursuant to the Sauvegarde Plan, may, depending on how the applicable regulations are interpreted, lead to a deemed “ownership change” for U.S. federal income tax purposes of the Technicolor U.S. corporate consolidated group (the “U.S. Group”). This “ownership change” may severely limit the U.S. Group’s ability to use its accumulated net operating losses and certain other losses and deductions, which may over time impact the deferred tax assets of the U.S. Group. For more information, see section 1.3.5 “Other Risks – Risks for unrelieved tax losses carried forward related to implementing the Sauvegarde Plan.

3.15.5	Share of Profit (Loss) from Associates

The share of profit (loss) from associates was not material in 2009, compared with a loss of €4 million in 2008, which related principally to NuTune, a joint venture between Technicolor and NXP Semiconductors, combining their respective tuner businesses.

3.15.6	Profit (Loss) from Continuing Operations

Profit from continuing operations was €33 million in 2009, compared with a loss of €1,225 million in 2008.

3.15.7	Profit (Loss) from Discontinued Operations

In 2009, the total loss from discontinued operations was €375 million (compared with a loss of €708 million in 2008). The loss from discontinued operations before impairment losses on non-current assets was €97 million in 2009 (compared with a loss of €244 million in 2008), including a loss of €109 million (compared with loss of €127 million in 2008) relating to Grass Valley activities. In 2009, the Group also recorded an impairment loss of €278 million on discontinued operations, relating mainly to the Grass Valley and Media Networks activities (compared with an impairment loss of €464 million in 2008).

See Note 12 to the Group’s consolidated financial statements for further information.

3.15.8	Net Income (Loss) of the Group

The Group’s consolidated net loss was €342 million in 2009 (compared with a loss of €1,933 million in 2008). The net loss attributable to minority shareholders in 2009 was nil, compared with €3 million in 2008. Accordingly, the net loss attributable to shareholders of Technicolor S.A. totaled €342 million (compared with a loss of €1,930 million in 2008). Net loss per non-diluted share was €1.30 in 2009, compared with a net loss per non-diluted share of €7.41 in 2008.

3.15.9	Adjusted indicators

Technicolor is presenting, in addition to its published results presented in accordance with IFRS and with the aim of providing a more comparable view of the changes in its operating performance, a set of adjusted indicators, which exclude impairment charges, restructuring charges and other income and expenses with respect to adjusted EBIT, and amortization charges as well as the impact of provisions for risks, warranties and litigation with respect to adjusted EBITDA (in addition to adjustments included in adjusted EBIT). We consider that this information may help investors in their analysis of the Group’s performance by excluding factors we consider to be non-representative of our normal operating performance. We use adjusted EBIT and adjusted EBITDA to evaluate the results of our strategic efforts. Our financing agreements, both prior to and post restructuring, use similar measures in calculating applicable financial covenants.

These adjustments for 2009 are directly identifiable in the Group’s consolidated financial statements, with the exception of the heading “Depreciation and Amortization” (D&A). The adjustments published previously for 2008 have been restated, and no longer include the Grass Valley and Media Networks (mainly PRN and Screenvision) businesses, now treated as discontinued operations in accordance with IFRS.

The additional indicators have inherent limitations as performance indicators. Adjusted profit from continuing operations before tax, finance costs, and amortization (adjusted EBITDA) and adjusted profit from continuing operations before tax and net finance costs (adjusted EBIT) are not indicators recognized by IFRS and are not representative of cash generated by these activities for the periods indicated. In particular, adjusted EBITDA does not reflect the Group’s working capital needs for its operations, interest charges incurred, payment of taxes, or capital expenditures necessary to replace depreciated assets. Adjusted EBITDA and adjusted EBIT indicators do not have standard definitions and, as a result, our definition of adjusted EBITA and adjusted EBIT may not correspond to the definitions given to these terms by other companies. In evaluating these indicators, please note that we may incur similar charges in future periods. The presentation of these indicators does not mean that we consider our future results will not be affected by exceptional or non-recurring events. Due to these limitations, these indicators should not be used exclusively or as a substitute for IFRS measures.

These adjustments, whose reconciliation is presented in the table below, impact our profit (loss) from continuing operations before tax and net finance costs in the amount of €(111) million in 2009, compared with €(936) million in 2008 concerning adjusted EBIT and in the amount of €(350) million compared with €(1,232) million in 2008 concerning adjusted EBITDA.

RECONCILIATION OF ADJUSTED INDICATORS

In € millions unless otherwise stated	2009	2008	Change
Profit (Loss) from continuing operations before tax and net finance costs	136	(741)	(877)
Impairment charges included in cost of sales and operating expenses	0	(79)
Restructuring costs, net	(41)	(166)
Impairment losses on non-current operating assets	(80)	(666)
Other income/(expense)	10	(25)
Adjusted EBIT from continuing operations	247	195	+52
As a % of revenues	7.0%	4.7%	+2.3 pts
Depreciation and amortization (D&A)*	239	296	(57)
Adjusted EBITDA from continuing operations	486	491	(5)
As a % of revenues	13.8%	12.0%	+1.8 pts

* Including impact of provisions for risks, litigation and warranties

The adjusted profit before tax and net finance costs plus depreciation and amortization (adjusted EBITDA) from continuing operations totaled €486 million in 2009, or 13.8% of revenues, an increase of 1.8 points compared with 2008.

The adjusted profit before tax and net finance costs (adjusted EBIT) from continuing operations totaled €247 million in 2009, or 7.0% of revenues, an increase of 2.3 points compared with 2008. The 2.3 point increase in the adjusted EBIT margin compared with 2008 resulted from the 1.8 point improvement in the adjusted EBITDA margin and a 0.5 point decrease in amortization, due mainly to asset and goodwill impairment in 2008.

PROFIT FROM CONTINUING OPERATIONS BEFORE TAX AND NET FINANCE COSTS AND ADJUSTED INDICATORS BY DIVISION

In € millions unless otherwise indicated		2009	2008	Variation 2009/2008
Profit (Loss) from continuing operations before tax and net finance costs		136	(741)	+877
As a % of revenues		3.8%	(18.1)%	+21.9pts
of which:	Entertainment Services	4	(655)	+659
	As a % of revenues	0.2%	(35.5)%	+35.7pts
	Connect	17	(47)	+64
	As a % of revenues	1.3%	(3.0)%	+4.3pts
	Technology	227	245	-18
	As a % of revenues	58.2%	62.5%	-4.3pts
Adjusted EBIT of continuing operations		247	195	+52
As a % of revenues		7.0%	4.7%	+2.3 pts
of which:	Entertainment Services	70	27	+43
	As a % of revenues	4.1%	1.4%	+2.7 pts
	Connect	23	47	-24
	As a % of revenues	1.7%	3.0%	-1.3 pts
	Technology	266	270	-4
	As a % of revenues	68.2%	68.8%	-0.6 pts
Adjusted EBITDA* of continuing operations		486	491	-5
As a % of revenues		13.8%	12.0%	+1.8 pts
of which:	Entertainment Services	223	214	+9
	As a % of revenues	13.1%	11.6%	+1.5 pts
	Connect	101	111	-10
	As a % of revenues	7.6%	7.0%	+0.6 pts
	Technology	283	287	-4
	As a % of revenues	72.5%	73.3%	-0.8 pts

* Including impact of provisions for risks, litigation and warranties

3.15.10	Reconciliation of 2008 adjusted indicators reported for the year ended December 31, 2008.

For the convenience of the reader, Technicolor is presenting the table below, which reconciles the adjusted indicators presented in the annual report for fiscal year 2008, with the figures set forth in the present report, which have been restated to take into account the current scope of discontinued activities (IFRS 5).

(in € millions)	Published in 2008	Discontinued operations in 2009	2008 as published in 2009
Profit (Loss) from continuing operations before tax and net finance costs	(1,303)	(562)	(741)
Impairment charges included in cost of sales and operating expenses	(120)	(41)	(79)
Restructuring costs, net	(204)	(38)	(166)
Impairment losses on non-current operating assets	(1,106)	(440)	(666)
Other income/(expense)	(29)	(4)	(25)
Adjusted EBIT from continuing operations	156	(39)	195
As a % of revenues	3.2%		4.7%
Depreciation and amortization (D&A)*	370	74	296
Adjusted EBITDA from continuing operations	526	(35)	491
As a % of revenues	10.9%		12.0%
*Including impact of provision for risks, litigation and warranties

Adjusted figures presented in the 2008 Form 20-F included a presentation of the adjusted net result, the 2008 net adjusted result mainly included a charge related to the impairment of our financial stake in Videocon. In the absence of any similar financial charges affecting the net result in 2009, the Group has chosen to publish only operational adjustments.

3.16	Results of Operations for 2008 and 2007

The Group’s revenues and profit (loss) from continuing operations before tax and net finance costs for the years 2008 and 2007 are presented below for each of the Group’s operating divisions – Entertainment Services, Connect and Technology – and for the Other segment. The results of discontinued operations are presented separately under section 3.16.7: “Profit (Loss) from Discontinued Operations.”

Our results are presented in accordance with IFRS 5, and therefore exclude activities now treated as discontinued. Prior-period results are adjusted to take into account the current scope of discontinued operations.

3.16.1	Analysis of Revenues

Revenues for 2008 amounted to €4,099 million, down 12.4% at current currency compared with 2007, and down 7.2% at constant currency. During the year, the Group suffered as a result of several adverse events, including the strike of the Writers Guild of America, some contract renewals and planned renegotiations in Film and DVD Services which led to price declines, and weak volumes in some other business areas, particularly in advertising. The decision taken by the Group in November 2008 to exit from its retail telephony activities in North America also weighed on revenues. These negative effects were partially offset by the growth recorded in some other activities, notably high-definition discs (Blu-ray™), with a strong increase in volumes in the second half of 2008, and Digital Home Products for cable operators, following the contract signed with Comcast for the delivery of digital-to-analog adapters, marking the Group’s first step in the U.S. cable video market. Both acquisitions had an immaterial effect on 2008 and 2007 revenues.

For information on the perspectives by activity, see note 14.3 to the Group’s consolidated financial statements.

Entertainment Services

The following diagram reconciles the 2008 nomenclature of the current Entertainment Services (formerly Technicolor division) activities with the nomenclature presented in the 2007 Annual Report.

Revenues from Entertainment Services totaled €1,845 million in 2008 compared with €2,150 million in 2007, representing a decline of 14.2% at current currency (7.3% at constant currency). This change reflected a strong decrease in Theatrical Services revenues, and a slight decline in DVD Services and Creation Services revenues, which were only partially offset by growth in Broadcast Services revenues.

Creation Services (visual effects, animation and digital postproduction) revenues decreased by approximately 16.6% at current currency (6.6% at constant rates in 2008). The Writers Guild of America strike at the beginning of the year and the anticipation by film studios of a potential Screen Actors Guild strike also impacted Creation Services.

The contribution to sales of physical media (DVD Services and Film Services) was stable in 2008 compared with 2007, representing approximately 78% of total revenue in Entertainment Services.

Theatrical Services processed 3.7 billion feet in 2008, compared to 4.9 billion feet in 2007. Theatrical Services suffered from the Writers Guild of America strike at the beginning of 2008 and the anticipation by film studios of a potential Screen Actors Guild strike. Theatrical Services also suffered from the previously announced loss of a film-printing contract for a key customer in North America and weaker release slate from key customers.

The number of DVDs replicated in 2008 totaled 1.4 billion, compared with 1.5 billion in 2007, a decrease of 5.4%, mainly resulting from lower SD-DVD volumes worldwide, partially offset by strong volume growth in high-definition discs (Blu-rayTM). Revenues were also impacted by the price reductions related to contract renewals and scheduled contract price reviews in Film and DVD Services.

Broadcast Services (services to TV broadcasters) represented an increased share of Entertainment Services revenues in 2008 compared with 2007. Revenue growth from this activity reflected the strong momentum recorded by the Group in the Netherlands (“NOB-CMF”) and the positive impact of a new contract in France (“LCP”).

Connect

The following diagram reconciles the 2008 nomenclature of the current Connect (formerly part of the Thomson Grass Valley division) activities with the nomenclature presented in the 2007 Annual Report.

Revenues from Connect totaled €1,579 million in 2008 compared with €1,685 million in 2007, representing a decline of 6.3% at current currency (2.4% at constant currency).

In its Digital Home Products business, the Group recorded strong growth in volumes in 2008, driven by market share gains and an improved product mix, especially with key satellite and cable customers in the United States. Revenues for Digital Home Products declined in 2008 due to currency fluctuations and price declines not fully offset by higher volumes and improved mix. Cable Access Products registered strong growth in volumes, with 7.5 million CSTBs and modems/eMTAs shipped in 2008 (compared with 5.2 million in 2007), driven by the contract signed with Comcast in July 2008 for the delivery of digital-to-analog adapters. The positive impact of the volume increase in satellite STBs to 10.5 million in 2008 (compared with 10.1 million in 2007) was reinforced by an improvement in mix, with an increased proportion of high-definition set-boxes, especially with a key customer in the U.S. These positive effects were, however, partially offset by ongoing price declines. The Group sold 11.1 million Digital Home Products for telecom operators (compared with 11.1 million in 2007), with stable volumes but further price declines. Overall, a total of 29.1 million set-top boxes, DSL/cable modems and gateways were sold in 2008, a strong increase on the 2007 total of 26.4 million units. The difference between the 2007 total of 26.4 million units and the previously reported total of 23.4 million units for 2007 is explained by the fact that we now include cable modem/eMTA shipments.

Revenues from the Software Service Platform activity, principally Cirpack softswitches and the SmartVision IPTV/Mobile TV system, were stable compared with 2007.

Technology

The following diagram reconciles the 2008 nomenclature of the current Technology activities with the nomenclature presented in the 2007 Annual Report.

Revenues from Technology totaled €392 million in 2008 compared with €445 million in 2007, representing a decline of 11.8% at current currency (8.5% at constant currency). Currency effects decreased the division’s consolidated revenues by €15 million in 2008, principally affecting the Licensing activity, which has a significant proportion of revenues invoiced in U.S. dollar.

Revenues for the Licensing activity amounted to €380 million in 2008, a reduction of €53 million compared with the €433 million recorded in 2007. Currency effects decreased Licensing revenues by €14 million. The 2008 revenues of the Licensing activities declined by 12.1% at current currency (9% at constant currency). In 2008, Licensing revenues benefited from a stable revenue stream from the MPEG2 program (administrated through the MPEG-LA pool), which remains the most significant contributor to our Licensing revenues (approximately 40% of Technology’s revenues in 2008 compared with 30% in 2007). Other new programs such as Digital TV contributed strongly. However, in the fourth quarter of 2008, Licensing revenues did not benefit from the same level of new contracts as in the same period in 2007 due to the Group’s decision to delay the signature of some new Digital TV contracts in order to extract better value from related patents. At the end of 2008, the Group had over 1,097 licensing contracts in place, compared with 990 at the end of 2007.

Licensing revenues are based on estimates based on license agreements. The difference between estimated and actual revenue figures derived from cash collected for the years ended December 31, 2008 and 2007, measured as a percentage of total Licensing revenues, amounted to excesses of actual over estimated revenue of 1.6% and 1.8% respectively.

The contribution of the Software & Technology Solutions activity was limited in 2008.

Other

Revenues presented in the Other segment are comprised of:

•	Corporate revenues for €4 million in 2008 and €6 million in 2007, mainly related to services charged to third parties.

•
The North American TV after-sales services operations and the retail telephony business totaling €279 million in 2008 (compared with €395 million in 2007), mainly reflecting a decline in revenues from the retail telephony business, particularly in the second half of 2008 after the decision taken by the Group to exit from retail telephony in North America, and reduced external revenues from activities in our After-Sales business.

3.16.2	Profit (Loss) from Continuing Operations before Tax and Net Finance Costs

Profit (loss) from continuing operations before tax and net finance costs declined by €1,159 million to a loss of €741 million in 2008. The loss from continuing operations is mainly attributable to €832 million of goodwill impairments, write-offs and restructuring charges.

Impairment Losses on Non-Current Operating Assets

In 2008, Technicolor recorded impairment losses of €666 million on non-current operating assets, compared with €1 million in 2007:

•
Impairment losses on goodwill amounted to €379 million. The goodwill in the Group’s DVD business was impaired by €137 million to reflect the decrease in volumes and price pressure beyond what was previously estimated. The goodwill in the Group’s Theatrical Services and Creation Services businesses was impaired by €133 million to reflect the price erosion in photochemical replication, and to integrate Technicolor management’s decision to exit the Digital Film Equipment Product business to exhibitors in 2009. For further information, see Note 9 to the Group’s consolidated financial statements;

•
Write-offs of intangible assets amounted to €151 million, mainly related to the alignment of the value of customer relationships in our Entertainment Services activities with the pressure on volumes and pricing in physical media. Write-offs of tangible assets totaled €127 million, mostly related to the anticipated exit from some activities that form part of our Theatrical Services business and the impact of capital expenditure requirements on the profitability of our Broadcast Services contracts. For further information, see Note 9 to the Group’s consolidated financial statements.

Other Income (Expense)

Other income (expense) was an expense of €25 million in 2008, compared with income of €114 million in 2007, which included gains on the disposal of land and buildings amounting to €47 million relating to Entertainment Services and a gain of €62 million relating to the curtailment of U.S. medical benefits.

Cost of Sales

Cost of sales amounted to €3,355 million in 2008, a decrease of €297 million compared with the cost of sales of €3,652 million in 2007, mainly due to lower sales. The reduction in material costs as a percentage of revenues was partially offset by an increase in labor costs and other cost of goods sold, resulting in a gross margin of €744 million in 2008, or 18.2% of consolidated revenues (compared with €1,029 million in 2007 or 22.0% of revenues).

Selling and Administrative Expenses

Selling and marketing expenses amounted to €164 million or 4.0% of revenues in 2008, an increase of €7 million compared with expenses of €157 million or 3.4% of revenues in 2007.

Administrative expenses amounted to €295 million or 7.2% of revenues in 2008, a decrease of €11 million compared with expenses of €306 million or 6.5% of revenues in 2007. This decrease was due in part to the cost-cutting efforts in the Connect businesses as well as in Entertainment Services. The increase as a percentage of revenues was due to the fact that the cost cuts were less significant than the fall in revenues.

Research and Development Expenses

Research and development expenses amounted to €169 million or 4.1% of revenues in 2008, a decrease of €13 million compared with expenses of €182 million or 3.9% of revenues in 2007. Out of the total spending on research and development in 2008, €45 million was within Technology, which includes our Corporate Research operations.

Restructuring Costs

Restructuring costs amounted from continuing activities to €166 million in 2008 (compared with €79 million in 2007). In 2008, Technicolor launched a significant restructuring plan in order to reduce its cost base, mostly targeted at the Connect and Entertainment Services businesses.

Entertainment Services

The loss from continuing operations before tax and net finance costs for Entertainment Services amounted to €655 million in 2008, a decrease of €761 million compared with a profit from continuing operations before tax and net finance costs of €106 million in 2007. For Entertainment Services, impairment losses on non-current operating assets amounted to €581 million in 2008, compared with a gain of €43 million in 2007.

Creation Services and Theatrical Services profitability suffered from the adverse effect of the Writers Guild of America strike at the beginning of 2008 and the anticipation by film studios of a potential Screen Actors Guild strike. Film Services also suffered from a delay in adapting the cost structure to lower volumes related to the previously announced loss of a film-printing contract for a key customer in North America.

In DVD Services, ongoing cost reductions almost fully offset the adverse impact of price and volume reductions and the increase in raw material costs related to oil prices in 2008.

Broadcast Services (services to TV broadcasters) profitability was down slightly, mostly due to increased operational costs and depreciation charges on build-outs for the ITV contract at the United Kingdom location.

Restructuring costs amounted to €37 million in 2008 (compared with costs of €71 million in 2007).

Connect

Loss from continuing operations before tax and net finance costs for Connect amounted to €47 million in 2008 compared with a profit of €65 million in 2007. For Connect, impairment losses on non-current operating assets amounted to €69 million in 2008, compared with a gain of €4 million in 2007. In Digital Home Products, the impact of price pressure was partially offset by significant cost improvements from the introduction of new products and savings in sourcing, as well as an improved product mix.

Restructuring charges amounted to €12 million in 2008 compared with €6 million in 2007.

Technology

Profit from continuing operations before tax and net finance costs for Technology amounted to €245 million in 2008, compared with €316 million in 2007, representing a profit margin of 62.5% in 2008 compared with 71.0% in 2007. The decrease in profitability was partly due to impairment losses on non-current operating assets and other non-current items which represented a loss of €22 million in 2008, compared with a gain of €7 million in 2007.

Despite lower Licensing revenues, the continuing optimization of the cost base led to stability in the profit margin from continuing operations before tax, net finance costs, write-offs and impairments compared with 2007.

Restructuring charges amounted to €3 million in 2008 and were not material in 2007.

Other

The Other segment incurred a loss from continuing operations before tax and net finance costs of €284 million in 2008 (compared with a loss of €69 million in 2007), comprising:

•
A loss from continuing operations before tax and net finance costs of €106 million in 2009 (compared with a loss of €77 million in 2008), mainly related to the Group’s unallocated Corporate functions. This includes restructuring costs amounting to €12 million in 2008 (compared with €2.2 million in 2007) and other non-current items amounting to an expense of €3 million in 2008 (compared with income of €9 million in 2007).

•
A loss from continuing operations before tax and net finance costs of €178 million in 2008, mainly related to the retail telephony businesses (compared with a profit of €8 million in 2007, including a one-time gain of €50 million from changes to healthcare plans), mainly reflecting the operating loss on the residential telephony business, which the Group decided to exit in 2008, and which was discontinued in 2009.

3.16.3	Net Finance Costs

Net finance costs, comprising the total of net interest expenses and other financial expenses, amounted to €376 million in 2008 (compared with €77 million in 2007)

Net Interest Expense

Net interest expenses for continuing operations decreased to €75 million in 2008 (compared with €81 million in 2007), mainly due to lower interest rates in 2008, and despite a higher average debt level in 2008 compared with 2007.

Other Financial Income (Expense)

Other financial expenses for continuing operations totaled €301 million in 2008 (compared with an income of €4 million in 2007, including a €34 million (non-cash) gain on the mark-to-market revaluation of the call option embedded in the Silver Lake convertible bond). This 2008 total included a non-cash charge related to the impairment of our financial stake in Videocon of €151 million and a €36 million negative revaluation of U.S. dollar hedges on borrowings. See Note 10 to the Group’s consolidated financial statements for further information.

3.16.4	Income Tax

In 2008, the Group’s total income tax expense from continuing operations, including both current and deferred taxes, amounted to €104 million compared with €26 million in 2007.

The current tax charge in 2008 was mainly the result of current taxes due in Australia, Mexico, the U.S. and Italy, as well as withholding taxes on income earned by our Licensing activities, which were only partially credited against taxes payable in France, therefore becoming an additional tax charge. The implementation of the new tax treaty between France and Japan led to a decrease in the withholding tax charge in 2008 compared with 2007. The current income tax charge amounted to €15 million in France (reflecting mainly withholding taxes) and €22 million outside France.

In 2008, Technicolor recorded a net deferred tax expense of €67 million due mainly to an additional valuation allowance on deferred tax assets in some countries as a consequence of updated forecasts.

3.16.5	Share of Profit (Loss) from Associates

The Group recorded a €4 million share of loss from associates in 2008, compared with a profit of €1 million in 2007, related principally to NuTune, a joint venture between Technicolor and NXP Semiconductors combining their respective tuner businesses.

3.16.6	Profit (Loss) from Continuing Operations

As a result of the factors discussed above, the Group’s recorded loss from continuing operations was €1,225 million in 2008, compared with a profit of €316 million in 2007.

3.16.7	Profit (Loss) from Discontinued Operations

The loss from discontinued operations recorded for 2008 was €708 million (compared with a loss of €339 million in 2007), of which a net loss before impairment of €127 million for Grass Valley (compared with a loss of €73 million in 2007), and a €60 million net loss before impairment related to the Silicon Solutions business (compared with a loss of €33 million in 2007). For further information, please see Note 12 to our consolidated financial statements.

3.16.8	Net Income (Loss) of the Group

As a result of the factors discussed above, the consolidated net loss was €1,933 million in 2008 (compared with a loss of €23 million in 2007). The loss due to minority interests was €3 million in 2008 (compared with €0 million in 2007). Group’s share of the net loss was therefore €1,930 million (compared with €23 million in 2007). The total net loss per non-diluted share was €7.41 in 2008, compared with a total net loss per share of €0.16 in 2007.

3.17	Liquidity and Capital Resources

This section should be read in conjunction with section 1.3.2 “Market Risk”, Chapter 7 “Quantitative and Qualitative Disclosures About Market Risks” and Notes 24, 26 and 27 to the consolidated financial statements of this Annual Report.

3.17.1	Overview

3.17.1.1	Principal Cash Requirements

The principal cash requirements of the Group arise from the following:

•
Working capital requirements from continuing operations. The working capital requirements of the Group are based in particular on the level of inventories, receivables and payables. In the past, including in 2007 and 2008, the Group used several measures to actively manage its working capital requirements. These measures have included the use of factoring, measures aimed at accelerating the payment of the Group’s receivables at year’s end, and the lengthening of the payment period of the Group's supplier invoices at year’s end. Working capital requirements are also impacted by the level of advances on customer contracts and prepaid rebates. The new management team decided in 2008 to reduce all of these measures. In 2009 Technicolor finalized an end to factoring, reduced customer advances and aligned supplier payment cycles with contract terms.

•
Losses relating to discontinued operations. The Group must also fund the losses and cash requirements of its discontinued operations. For more information on the risks associated with the sale of these activities see section 1.3.3: "Risks related to business disposals”.

•
Capital Expenditures. The new financing contracts in place as part of restructuring under the Sauvegarde Plan will impose limitations on the amount of capital expenditures by the Group. For more information, see "Risks related to changes in market, technologies and consumer demand" in section 1.3.4 "Risks related to our activity" of this Annual Report.

•	Repayment or refinancing of debt. At each debt maturity date, the Group must either repay or refinance the maturing amounts.

Upon taking office in the autumn of 2008, the new management team, in close consultation with the Board of Directors, conducted a review of the Group’s operations, strategy, operational performance and financial situation. One of the main findings of this review was that the Group was confronted with a very significant amount of financial debt for which it would not have the capacity to meet the scheduled repayments in 2011 and 2012.

Within the framework of the Group’s debt restructuring foreseen by the Sauvegarde Plan, the Group's gross debt will be reduced by approximately 45% (by means of capitalization in the relatively near future) and the maturities of the Group's senior debt will be restructured to push the key maturities out to 2016 and 2017. For more information see section 3.17.3: "Financial Resources".

•
Dividends.No dividends were paid in 2009 for 2008 and no dividend is planned for 2009. The financing documentation implemented as part of the restructuring of the Group's debt will impose restrictions on the Group's ability to pay dividends. For more information, see section 3.17.3: "Financial Resources".

3.17.1.2	Key Liquidity Resources

To meet its cash requirements, the Group’s main sources of liquidity consist of:

•
Cash and cash equivalents. The amount of Cash and cash equivalents was €569 million at December 31, 2009. Of this amount, €48 million held by TCE Taiwan Television can be used only for the payment of local expenses. In addition to the €569 million in cash and cash equivalents, €95 million in cash collateral was outstanding at December 31, 2009 to secure credit facilities and other Group obligations.

The planned restructuring under the Sauvegarde Plan provides for a maximum of €400 million of cash to remain on the Company’s balance sheet, adjusted for seasonal variations on the settlement date of the capital markets transaction. This cash amount, as adjusted for seasonal variations at February 28, 2010, corresponds to €380 million. Under the terms of the Sauvegarde Plan, on the settlement date of the capital markets transaction, the Company will pay to its senior creditors an amount (the “Down Payment”) equal to the difference between (i) the cash available at February 28, 2010, minus certain specific expenses (including transaction costs, the payment of €25 million to the TSS holders and capitalized interest) and (ii) €380 million. In accordance with the Sauvegarde Plan, the Down Payment will be applied to 50% of the maximum amount of the NRS issuance and 50% of the maximum amount of the DPN issuance (see sections 2.1.2 and 3.17.3 of this Annual Report for more information).

•
Cash generated from operating activities. For further information see Note 35 of the Group's financial statements. As part of the restructuring under the Sauvegarde Plan, the Group will be required to dedicate 80% of its excess cash to repaying debt. For more information, see section 3.17.3: "Financial Resources».

•
Proceeds from sales of assets. As part of the restructuring under the Sauvegarde Plan, the cash flow generated in 2010 from the sale of certain discontinued activities will be used to repay in cash the DPNs (described below) and cash flow generated from the sale of such activities in periods beyond 2010 will be used to repay the senior restructured debt.

•
Confirmed credit lines under negotiation. Under the debt restructuring, the Group is negotiating two lines of credit to be either secured by receivables or through factoring, for a maximum amount of €200 million. The size of these lines of credit will depend in part on the amount of the underlying receivables meeting certain criteria and the payment history of such receivables.

In the context of the publication of the Group’s financial statements the Board of Directors reviewed the cash flow projections of the Group and believes that the Group’s cash will be sufficient to meet the needs of the Group and to face the financial consequences of any pending litigation until at least December 31, 2010 (see also Note 3.1 to the Group’s consolidated financial statements).

3.17.2	Cash Flows

(in € millions)	2009	2008	2007
Net operating cash generated from/(used in) continuing activities	179	(158)	451
Net operating cash used in discontinued operations	(81)	(160)	(170)
Net cash from/(used in) operating activities	98	(318)	281
Net investing cash used in continuing activities	(193)	(273)	(94)
Net investing cash generated from/(used in) discontinued operations	(35)	(78)	(45)
Net cash used in investing activities	(228)	(351)	(139)
Net financing cash generated from/(used in) continuing activities	(74)	878	(849)
Net financing cash used in discontinued operations	(1)	(8)	(12)
Net cash from/(used in) financing activities	(75)	870	(861)
Net (decrease)/increase in cash and cash equivalents	(205)	201	(719)
Exchange losses on cash and cash equivalents	5	(4)	(20)
CASH AND CASH EQUIVALENTS AT DECEMBER 31	569	769	572

Net Cash generated from/(used in) Operating Activities

Net cash generated from operating activities was €98 million in 2009, (compared with €(318) million used in operating activities in 2008 and €281 million generated from operating activities in 2007). This significant increase was principally attributable to an improvement in net income and the working capital requirements of continuing operations.

Continuing Operations

Net operating cash generated from continuing operations was €179 million in 2009, (compared with €(158) million used in continuing operations in 2008 and €451 million generated from continuing operations in 2007). This variation reflects:

•	the improvement in the net income from continuing operations, with a net profit of €33 million in 2009 compared with a net loss of €1,225 million in 2008;

•
the change in working capital requirements and other assets and liabilities (including contract advances) which had a negative impact of €120 million in 2009 compared with a negative impact of €335 million in 2008 (a positive impact of €36 million in 2007). In 2009, Technicolor finalized the initiatives begun in 2008 by ending factoring and reducing customer advances and aligning its supplier payment cycle with contractual terms.

•	cash used in the restructuring of continuing operations, which amounted to €67 million in 2009, compared with €50 million in 2008 (€84 million in 2007);

•
net change in provisions of €(80) million (net balance of the new provisions for the year and the outflows linked to utilizations) compared with a net change in provisions of €94 million in 2008 (net change of €(129) million in 2007);

•	net interest paid (corresponding to interest paid net of interest received) of €44 million in 2009 (compared with €66 million in 2008 and €65 million in 2007); and

•	taxes paid of €36 million in 2009 (compared with €30 million in 2008 and €63 million in 2007).

Profit from continuing operations in 2009 was €33 million, compared with a loss of €1,225 million in 2008 (profit of €316 million in 2007). In 2009, non-cash elements included mainly:

•	impairment of assets amounting to €82 million (compared with €711 million in 2008 and €15 million in 2007);

•	depreciation and amortization of €270 million (compared with €452 million in 2008 and €300 million in 2007); and

•	the net change in provisions.

Discontinued Operations

Net operating cash used in discontinued operations was €81 million in 2009 (compared with €160 million in 2008 and €170 million in 2007).

Net Cash generated from/(used in) Investing Activities

Net cash used in investing activities was €228 million in 2009 (compared with €351 million in 2008 and €139 million in 2007).

Continuing Operations

Net investing cash used in continuing activities was €193 million in 2009 (compared with €273 million in 2008 and €94 million in 2007), and included:

•
gross tangible and intangible capital expenditures, amounting to €165 million in 2009 (compared with €229 million in 2008 and €197 million in 2007). Net capital expenditures amounted to €148 million in 2009 (compared with €226 million in 2008 and €88 million in 2007) due to cash expended relating to tangible and intangible capital expenditures of €165 million, net of cash received from tangible and intangible asset disposals, which was €17 million in 2009 (compared with €3 million in 2008 and €109 million in 2007). The largest of these disposals in 2007 was the Camarillo site in California, United States;

•	cash outflow for the acquisition of equity holdings in subsidiaries (net of cash acquired), amounting to €4 million in 2009;

•	proceeds received from sales of equity holdings, amounting to €23 million in 2009 (compared with €5 million in 2008 and €42 million in 2007);

•	cash collateral put in place to secure the Group’s obligations used a total of €56 million in 2009 compared with €35 million in 2008.

Discontinued Operations

Net investing cash used in discontinued operations was €35 million in 2009 (compared with €78 million of cash generated in 2008 and €45 million of cash used in 2007).

Net Cash generated from/(used in) Financing Activities

Net cash used in financing activities amounted to €75 million in 2009 (compared with €870 million generated in 2008 and €861 million used in 2007).

Continuing Operations

Continuing operations used €74 million compared with €878 million provided by continuing operations in 2008 (€849 million used in 2007). The net cash used in 2009 was primarily to repay borrowings, including the drawings on our syndicated credit facility for €44 million, and the payment of fees relating to the debt restructuring of €27 million.

The net amount of €878 million generated in 2008 by financing of continuing operations mainly reflects the increase in loans and includes drawings on our syndicated credit facility for an amount of €1,610 million offset by the repayment of convertible bonds in the amount of €367 million, the repayment of other debt for €338 million and the payment of €29 million in distributions to holders of deeply subordinated perpetual notes.

The net cash used in financing operations in 2007 was principally due to the repayment of short-term borrowings for an amount of €890 million, the proceeds from new debt, primarily from a private placement made in 2007 for an amount of €150 million, and the payment of €117 million in dividends and distributions (including €29 million paid to holders of deeply subordinated perpetual notes).

Discontinued Operations

Cash used by discontinued operations in 2009 was €1 million compared with €8 million used in 2008 (and €12 million used in 2007).

Net Change in Cash and Cash Equivalents

There was a net decrease of cash and cash equivalents of €205 million before the impact of exchange rates in 2009 compared with an increase of €201 million in 2008 (and a decrease of €719 million in 2007). Cash and cash equivalents amounted to €569 million at December 31, 2009 compared with €769 million at December 31, 2008 (and €572 million at December 31, 2007).

The Group estimates that its cash and cash equivalents and the cash generated by its activities are sufficient to cover its working capital needs. This liquidity will be improved further by the new committed-receivables-backed credit facilities secured by receivables or through factoring permitted under the Sauvegarde Plan, which are currently under negotiation.

3.17.3	Financial Resources

Gross financial debt totaled €2,743 million at the end of 2009, compared with €2,884 million at the end of 2008. At December 31, 2009, financial debt comprised primarily notes placed privately with financial institutions for the equivalent of €1,021 million (compared with €1,036 million at December 31, 2008) and €1,674 million drawn under the syndicated credit facility, compared with €1,733 million at December 31, 2008. Financial debt due within one year amounted to €2,727 million at the end of 2009, compared with €2,862 million at the end of 2008. Pursuant to the ruling of the Commercial Court of Nanterre dated February 17, 2010, approving the Sauvegarde Plan, the Company and all of its creditors are prohibited from enforcing the terms (particularly the covenants) of the existing senior debt. However, the existing senior debt will remain in place until the settlement date of the capital markets transaction relating to the issuance of New Shares and NRS, at which date this debt shall be deemed repaid in its entirety by set-off in the framework of the issuance of the New Shares, the NRS, the DPN and the Reinstated Debt (consisting of the New Term Loan Facilities and the New Notes) in accordance with the terms of the Sauvegarde Plan and described below.

The private placements and syndicated loans will be restructured according to the Sauvegarde Plan, with the impact of reducing the amount of debt and extending its maturity.

Please see Note 26 to the Group’s consolidated financial statements for more detailed information on the Group’s debt, and the composition of the reinstated debt post restructuring.

The table below summarizes Technicolor’s net financial debt at December 31, 2009.

	Type of interest rate (1)	Amount at December 31, 2009 (in € millions)	First maturity	Existence of hedges
Non-current debt	Various	16	Various	No
Private placement (Senior notes)	Floating	1,021	0- 6 months(2)	No
Drawings on committed credit facility	Floating	1,674	0- 6 months(2)	No
Other current debt	Floating	32	0 to 3 months	No
TOTAL DEBT		2,743
Available cash and deposits (3)	Floating	569	0 to 1 month	No
Available committed credit facility	Floating	0
TOTAL LIQUIDITY		569
(1) Considered to be at floating rate if the remaining period for which the interest rate is fixed is less than 1 year
(2) All of this debt will be replaced by new debt in accordance with the Sauvegarde Plan; settlement is expected in the first half of 2010
(3) Cash and deposits net of blocked deposits

The expected debt profile of our reinstated debt, excluding the Disposal Proceeds Note (DPN) in accordance with the Sauvegarde Plan, is as follows:

	Type of interest rate(1)	Amount (in € millions)(2)	First maturity	Existence of hedges
Private placement notes (amortizing tranche)	Fixed	180	2010(3)	No
Private placement notes (non-amortizing tranche)	Fixed	378	2017	No
Bank debt (amortizing tranche)	Floating	294	2010(3)	Yes(4)
Bank debt (non-amortizing tranche)	Floating	619	2017	Yes(4)
TOTAL REINSTATED DEBT		1,471(5)
(1)  Considered to be at floating rate if the remaining period for which the interest rate is fixed is less than 1 year
(2)  At the December 31, 2009 exchange rate
(3)  See Note 26.4 to our consolidated financial statements for details of the amortization schedule
(4)  The Sauvegarde Plan requires that we hedge two-thirds of the bank debt against interest rate fluctuations
(5)  This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire

Sauvegarde Plan

On January 28 and March 9, 2009, the Company announced that when the 2008 audited consolidated financial statements would become available, it would be in breach of certain covenants contained in financial agreements under which the Company had borrowed substantially all of the outstanding senior debt, i.e. approximately €2.8 billion (the senior debt).

The Group then entered into discussions to restructure its debt. On November 30, 2009, the Company requested that the Commercial Court of Nanterre open a Sauvegarde proceeding. On February 17, 2010, the Commercial Court of Nanterre approved the Sauvegarde Plan. The principal characteristics of the Sauvegarde Plan are as follows:

•	a conversion of up to an aggregate principal amount of €1,289 million of the senior debt into securities by way of:

▪
a share capital increase in cash through the issuance of new shares, while maintaining the preferential subscription rights (droits préférentiels de souscription) of shareholders (subject to rules relating to public offerings that restrict participation by investors in certain countries including the United States) in up to a maximum amount of approximately €348 million1 (including share premium). It should be noted that the capital increase will be fully backstopped pursuant to a subscription commitment by the senior creditors;

▪
the issuance of notes redeemable in shares of the Company (the NRS, reserved for the senior creditors, for an aggregate principal amount of up to €641 million2), with the Company’s existing shareholders having the opportunity to purchase such NRS up to an amount of approximately €75 million pursuant to warrants to purchase NRS (subject to rules relating to public offerings that restrict participation by investors in certain countries including the United States);

▪
the issuance of notes redeemable in cash or shares of the Company (disposal proceeds notes, or the DPN), linked to the disposal proceeds of certain non-core assets of the Company, reserved to the senior creditors up to an aggregate principal amount of around €253 million3;

•
the execution of a new term loan facility and the issuance of new notes which will allow the repayment of up to an aggregate principal amount of €1,550 million4 of senior debt (on the basis of the exchange rate set out in the Sauvegarde Plan, i.e. U.S. $1.30/€1.00 and €1.1/£1.00).

The principal characteristics of the new shares, the NRS, the DPN and the reinstated debt (as defined below) are described below under “Description of indebtedness” and “New Shares, NRS and DPN” , as well as in Note 26.4 of the Group’s consolidated financial statements, with respect to the reinstated debt.

1 This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

2 Pursuant to the Sauvegarde Plan, the aggregate principal amount of NRS to be issued shall be reduced by an amount equal to 50% of the Down Payment, i.e. the difference between (i) cash flow available on February 28, 2010, minus certain specified costs (including transaction costs, the payment of €25 million to the TSS holders and accrued interest) and (ii) €380 million (or €400 million, adjusted for seasonal variations on February 28, 2010). In addition, this maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

3 Pursuant to the Sauvegarde Plan, the aggregate principal amount of DPNs to be issued (initially €300 million) was reduced by €47 million of disposal proceeds of certain non-strategic assets as of February 28, 2010. On the settlement date of the capital markets transaction, the €47 million shall be paid to the senior creditors of the Company in redemption of their debt claims under the existing senior debt. The aggregate principal amount of DPNs to be issued (€253 million) shall be reduced by an amount equal to 50% of the Down Payment, i.e. the difference between (i) cash flow available on February 28, 2010, minus certain specified costs (including transaction costs, the payment of €25 million to the TSS holders and accrued interest) and (ii) €380 million (i.e., €400 million, adjusted for seasonal variations on February 28, 2010). This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

4 This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

Description of indebtedness

The following contains an overview of what we expect to be the terms of our significant indebtedness upon the settlement date of the capital markets transaction. We expect that the documentation relating to the reinstated senior debt will be executed no later than the launch of the capital markets transaction.

Overview

Pursuant to the Sauvegarde Plan described above, the Company expects to prepare documentation relating to its reinstated senior debt, comprising a New Term Loan Facilities and New Notes as defined below (collectively, the Reinstated Debt) prior to the launch of the capital markets transaction described below. The Reinstated Debt will be advanced by way of set-off against the amounts due under existing debt claims on the settlement date of the capital markets transaction, subject to the satisfaction of certain customary conditions precedent for this type of transaction.

In particular, the Company will enter into the following contractual documentation related to the Reinstated Debt:

(i)	a syndicated loan agreement between the Company as borrower, certain subsidiaries as guarantors, a facility agent and the lenders thereunder (the Credit Agreement),

(ii)	a note purchase agreement between the Company as issuer, certain subsidiaries as guarantors and the noteholders thereunder (the Note Purchase Agreement), and

(iii)	an Intercreditor Agreement (as defined below).

A security package consisting of share pledges, pledges of certain receivables under material customer contracts, pledges of material intra-group loans and pledges of material cash-pooling accounts is expected to secure the borrower’s and each guarantor’s obligations under the Credit Agreement and Note Purchase Agreement.

The Company expects to enter into two committed receivables facilities (the Committed Receivables Facilities). The Sauvegarde Plan provides, and the Reinstated Debt permits, that the Group may borrow up to €200 million under the Committed Receivables Facilities.

Reinstated Debt

New Term Loan Facilities

Pursuant to the Credit Agreement, and as of the settlement date of the capital markets transaction, the Company will be liable for a maximum amount of approximately €913 million1 (the New Term Loan Facilities), that will be used to pay by way of set-off a portion of the due and payable existing debt claims against the Company. This amount of approximately €913 million will be divided into two tranches:

•
one amortizing tranche for a maximum amount of €294 million with a six-year maturity, carrying interest payable each quarter at the rate of EURIBOR/LIBOR (subject to a floor of 2%) plus an initial margin of 500 basis points which reduces as the Company’s leverage decreases; and

•
one tranche, payable at maturity, for a maximum amount of €619 million with a seven-year maturity, carrying interest payable each quarter at the rate of EURIBOR/LIBOR (subject to a floor of 2%) plus an initial margin of 600 basis points which reduces as the Company’s leverage decreases.

New Notes

Pursuant to the Note Purchase Agreement, and on the settlement date of the capital markets transaction, the Company will issue new notes in an aggregate maximum principal amount of €558 million2 (the New Notes), which will be placed in private transactions with the Company's existing noteholders and will be subscribed by way of set-off against a portion of the due and payable debt claims against the Company held by the noteholders.

The New Notes will be substituted for the relevant existing notes in their corresponding currencies, i.e., in euros, U.S. dollars or pounds sterling. The issue of the New Notes will be divided into two tranches:

•
one amortizing tranche for a maximum amount of €180 million with a 6-year maturity, carrying an annual interest payment of 9% for the notes in euros, 9.35% for the notes in U.S. dollars and 9.55% for the notes in pounds sterling; and

•
one tranche, payable at maturity, for a maximum amount of €378 million with a 7-year maturity, carrying an annual interest rate of 9% for the notes in euros, 9.35% for the notes in U.S. dollars and 9.55% for the notes in pounds sterling.

Mandatory Prepayments

The Company will be required to prepay the outstanding Reinstated Debt in certain circumstances, including the following:

•
asset disposals: the net proceeds in respect of any disposal of any of its assets to an unaffiliated third party will be applied to repay the outstanding Reinstated Debt, on the understanding that this undertaking will not apply to: (i) the disposal of certain non-core assets during 2010, the proceeds of which will be used to redeem the DPN; and (ii) the disposal of certain assets, the proceeds of which will be used during the year to finance capital expenditures;

•
equity issuances: at least 80% of the net proceeds received in respect of any new equity issuances (other than any share issuances permitted under the share capital increase that maintains the preferential subscription rights (droits préférentiels de souscription) of shareholders under the terms of the Sauvegarde Plan, shares issued in redemption of the DPN and the NRS) will be applied to repay the outstanding Reinstated Debt. In addition, the Company may opt to use the proceeds received in respect of any new equity issuances to prepay a portion of the NRS;

1 On the basis of the exchange rates as of December 31, 2009. Note that on the basis of the exchange rates of $1.30/€1.00 and €1.1/£1.00 as provided for in the Sauvegarde Plan, the New Term Loan Facilities would amount to €950 million.

2 On the basis of the exchange rates as of December 31, 2009. Note that on the basis of the exchange rates of $1.30/€1.00 and €1.1/£1.00 as provided for in the Sauvegarde Plan, the New Notes would amount to €600 million.

•
excess cashflow: in respect of 2010, 80% of our excess cashflow (which is defined as the aggregate of net cash from operating and investing activities subject to certain adjustments) will be applied to repay the DPN; in respect of 2011 and subsequent financial years, 80% of our excess cashflow (which is defined above) will be applied to prepay our Reinstated Debt;

•
change of control: upon the occurrence of a change of control in the Company, (see “Change of Control Provisions” below), all advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable. In addition, the NRS will become immediately redeemable in the form of shares at the option of the holders thereof; and

•
other: net proceeds in respect of any payment or claim under any insurance policy or issuance of subordinated debt in connection with any refinancing, shall in each case be applied to the repayment of the Reinstated Debt (in which case a customary “make whole” amount must be paid to New Noteholders).

Voluntary Prepayments

Under the terms of the Credit Agreement, Note Purchase Agreement and Intercreditor Agreement, the Company will, at its election, be able to prepay all or part of its advances under the Credit Agreement and any principal amount of the New Notes, including any make whole payment, under the Note Purchase Agreement, subject to paying Senior Creditors’ principal claims pro rata.

Covenants

The Credit Agreement and the Note Purchase Agreement will contain certain customary representations and warranties. They will also contain certain affirmative and financial covenants including covenants that in particular require that (i) EBITDA is not less than a certain multiple of net total interest on a trailing twelve month basis (“interest cover covenant”) on June 30 and December 31 of each financial year, (ii) total net debt is not more than a certain multiple of EBITDA on a trailing twelve month basis (“leverage covenant”) on June 30 and December 31 of each financial year, and (iii) capital expenditure is not more than a certain amount for each financial year. Each of the interest cover covenant and leverage covenant will become stricter over time. In addition to certain information provision covenants, the Credit Agreement and Note Purchase Agreement will include certain negative covenants that will restrict the ability of the Company and certain of its subsidiaries, subject in each case to certain exceptions and limitations, to (among other things):

•	sell, transfer or dispose of assets with a proceeds value of more than €100 million in any financial year;
•	to create or grant security interests that secure financial indebtedness on any of its present or future assets;
•
incur additional financial indebtedness in excess of €40 million excluding certain permitted financial indebtedness including, among others, the refinancing of the Reinstated Debt and Committed Receivables Facilities;

•	grant guarantees;
•	enter into derivatives contracts, interest rate or currency hedging or treasury transactions other than as required by the Credit Agreement and Note Purchase Agreement;
•	amalgamate, merge or consolidate with or into any other person;
•	substantially change the general scope of its business;
•	enter into material transactions or arrangements with affiliates unless in the ordinary course of business and on an arm’s length basis;
•	invest in joint ventures or partnerships;
•	acquire any companies, businesses, shares or securities;
•
issue, attribute or allot any shares or redeem or repurchase any shares previously issued (other than resulting from the capital increase provided for by the Sauvegarde Plan and the redemption in shares of the NRS and DPN and certain other contractual arrangements); and

•	declare or pay any dividends or make any other distribution in respect of any class of its share capital or apply any sum for any such purpose.

Events of Default

The Credit Agreement and the Note Purchase Agreement will also contain certain events of default, the occurrence of which will provide creditors with the ability to immediately demand payment of all or a portion of the outstanding amounts under the Reinstated Debt. If the creditors exercise their enforcement rights pursuant to the Reinstated Debt, the NRS and the DPN will be prepaid in shares and cash, respectively.

The events of default pursuant to the Reinstated Debt include, among other things, and subject to certain exceptions and grace periods:

•	non-payment of any amount due under the Reinstated Debt or any permitted hedging agreements;
•	failure by the Company or any of the guarantors to comply with its material obligations and undertakings under the Reinstated Debt;
•	certain events of insolvency;
•	any auditor’s report qualification made to either the Company’s ability to continue as a going concern or the accuracy of the information given;
•	failure by the Company or any guarantor to comply with the material obligations under the Intercreditor Agreement;
•	non-payment of any financial indebtedness of any Group member in excess of €25 million;
•	creditors’ proceedings for any assets in excess of €25 million that are not discharged within 60 days; and
•	any security enforcement in excess of €25 million that is not set aside within 30 days.

Change of Control Provisions

Under the terms of the Reinstated Debt, in the event of a change of control in the Company, the advances under the Credit Agreement and the outstanding principal amount of the New Notes, together with any other outstanding amounts under the Reinstated Debt, will become immediately due and payable upon an occurrence of a change of control in the Company. Further, such change of control in the Company will trigger a mandatory redemption in shares of the NRS.

Committed Receivables Facilities

Pursuant to the Sauvegarde Plan, and as permitted under the Reinstated Debt, the Company expects to enter into two committed receivables facilities pursuant to which it may be able to obtain up to €200 million of additional liquidity. As of the date of this Annual Report, the Company is in negotiations regarding the definitive documentation for the Committed Receivables Facilities.

Intercreditor Agreement

To establish the relative rights of certain of their creditors under the Reinstated Debt, the Company and the guarantors will enter into an intercreditor agreement with the lenders under the Credit Agreement, the holders of the New Notes, each holder of the DPN, certain intra-group lenders, certain intra-group debtors and a security trustee (the Intercreditor Agreement).

New Shares, NRS, DPN

New Shares

On the settlement date, the Company will proceed with a capital increase with shareholders’ preferential subscription rights, in an amount (including the issue premium) of approximately €348 million1 through the issuance of 527,425,902 New Shares at a subscription price of €0.66 per share, corresponding to an issue premium of €0.56 per share.

The subscription for the New Shares will be reserved in priority to the Company’s existing shareholders and to third parties having purchased preferential subscription rights in the market from the Company’s existing shareholders. The New Shares may be subscribed on a pro-rata and over-subscription basis (à titre irréductible et à titre réductible) on the basis of two New Shares for one existing share held in the Company. The proceeds of the capital increase resulting from the subscription for the New Shares shall be used to repay the Credit Agreement and the Note Purchase Agreement.

All of the New Shares which are not subscribed for by the Company’s existing shareholders or third parties having purchased preferential subscription rights on the market will be subscribed for by the Senior Creditors in accordance with a subscription agreement as stipulated in the Sauvegarde Plan, pro-rata to the amount of their debt claims against the Company.

The subscription price of the New Shares will be paid by the Senior Creditors by way of set-off against their due and payable debt claims against the Company.

NRS

On the settlement date, the Company will issue NRS for a maximum amount of approximately €641 million,2 entitling their holders to receive a maximum number of approximately 971 million shares of the Company.

The issuance of NRS will be divided into three tranches: NRS I, NRS II and NRS IIC. Each tranche shall be subdivided into three series: one in euro, one in U.S. dollar and one in pounds sterling.

The NRS will be issued in nominal amounts of 1 euro, 1.30 U.S. dollar and 0.91 pounds sterling per NRS. Each subscriber will receive 50% of NRS I and 50% of the NRS II and IIC.

The NRS will be redeemable in ordinary shares of the Company on December 31, 2010 (NRS I) or December 31, 2011 (NRS II and NRS IIC) and will bear interest at a rate of 10%, payable at one time in ordinary shares of the Company at the redemption date (except for the holder’s ability to defer the redemption date, for each NRS tranche, for a period of one year).

The NRS may be redeemed in ordinary shares of the Company prior to their maturity at the holder’s request, specifically on the occurrence of (i) a change of control of the Company, (ii) the disposal of all or substantially all assets of Technicolor (except for activities conducted by Grass Valley, PRN or Screenvision U.S.), (iii) decisions taken by the Company’s Board of Directors in breach of the internal rules of the Board of Directors (see section 4.1.4.2 of this Annual Report), or (iv) the incurrence of an event of default under the Reinstated Debt. The internal rules of the Board of Directors will be published on the Company’s website until redemption of the NRS.

In addition, the Company will have the option to redeem all or, subject to certain conditions, part of the NRS IIC in cash at a premium.

The NRS shall be redeemable in whole in cash in the event of a liquidation of the Company. The NRS will be subordinated to the New Term Loan Facilities, the New Notes and the DPN.

The NRS will be subscribed for exclusively by the Senior Creditors, and the Company’s existing shareholders will be entitled to purchase NRS from the Senior Creditors for an aggregate maximum nominal amount of €75,346,537 upon exercise of the NRS Warrants (as described below).

The NRS will be admitted to trading on Euronext Paris.

1  This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

2  Pursuant to the Sauvegarde Plan, the aggregate principal amount of NRS to be issued shall be reduced by an amount equal to 50% of the Down Payment, i.e. the difference between (i) cash flow available on February 28, 2010, minus certain specified costs (including transaction costs, the payment of €25 million to the TSS holders and accrued interest) and (ii) €380 million (i.e., €400 million, adjusted for seasonal variations on February 28, 2010). In addition, this maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

NRS Warrants

On the launch date of the capital increase, the Company will issue warrants (the "NRS Warrants") giving their holders the right to acquire from the Senior Creditors a maximum number of approximately 75,346,5571 NRS denominated in euro, representing €75,346,557.

The NRS Warrants shall be allocated free of charge to the Company’s existing shareholders, in proportion to the number of shares held by each shareholder, on the basis of 1 NRS Warrant for 1 share held, with 35 NRS Warrants entitling the holder to acquire 10 NRS (5 NRS I, 3 NRS II and 2 NRS IIC). This allocation will be made on the separation date of the preferential subscription rights for the New Shares to be issued in connection with the capital increase discussed above.

DPN

On the settlement date, the Company will issue DPN for a maximum amount of around €253 million,2 redeemable in cash or shares of the Company on December 31, 2010.

The DPN will be redeemed in cash up to an amount equal to the sum of (i) the net disposal proceeds of certain non-strategic assets expected to be disposed of by the Technicolor group in the near future (primarily the activities conducted by Grass Valley, PRN and Screenvision U.S.), and (ii) excess cash flow (as defined in the Reinstated Debt) of the Company for 2010, up to (i) the nominal value of the DPN, plus (ii) capitalized interest. For any difference, redemption will be made in ordinary shares of the Company (issued at a price calculated by reference to the weighted average market price of Technicolor shares over a period of 40 days ending the third day prior to the redemption date of the DPN). However, the Company may also redeem the DPN in cash by using its available cash flow, subject to certain conditions.

The Shareholders Meeting held on 27 January 2010 approved in the ninth resolution, a maximum number of new shares that could be issued in redemption of the DPN (and payment of corresponding interests), or 500,000,000 new shares with a nominal value of €0.10 per share. In the event the maximum number of shares were to be insufficient to permit the issuance of all of the shares to be issued to the Senior Creditors in redemption of the DPN (or the payment of corresponding interest), the Company will submit to the vote of a new extraordinary general shareholders’ meeting the resolution necessary for the reserved issuance of the required shares.  In the absence of the occurrence of the required reserved share capital increase on or prior to 30 June 2011, the amounts owed to each holder of DPN will become immediately due and payable in cash in their applicable currency on demand by the holders.

The DPN will be issued in three series: one in euro, one in US dollar and one in pounds sterling.

The DPN will carry interest at an annual rate of 10% payable at one time on the date of redemption, in cash or in shares as applicable on the redemption date of the DPN.

The DPN will be redeemable prior to maturity in cash under certain circumstances. They will be subordinated to the New Term Loan Facilities and the New Notes.

The DPN will be subscribed for exclusively by the Senior Creditors.

The subscription price of the DPN will be paid by the Senior Creditors by way of set-off against their due and payable debt claims against the Company.

Deeply subordinated perpetual notes

Our financial debt of €2,743 million as of December 31, 2009, excludes our 5.75% (5.85% yield to first call date) €500 million deeply subordinated perpetual notes issued in September 2005. Because of their perpetual and subordinated nature and the optional nature of the coupon, these notes are recorded in shareholders’ equity under IFRS for the net value received of €492 million (representing the issue price minus the offering discount and fees).

The notes are perpetual and have no stated maturity date; they may, however, be redeemed at the Company option under certain conditions, in particular (i) on or after September 25, 2015, (ii) at any time in the event of a change of control of Technicolor or (iii) as a result of certain tax reasons. These notes provide that if there is a change of control and as a result, the rating for our senior unsecured obligations is downgraded by one full notch by either Moody’s Investors Services Inc. (“Moody’s”), or Standard and Poors (“S&P”) such that the reduction results in a rating below Baa3 by Moody’s or BBB- by S&P, Technicolor may redeem the notes without penalties.

Pursuant to the terms of the Sauvegarde Plan, Technicolor will pay €25 million to the holders of the deeply subordinated perpetual notes in definitive redemption of their interest claims under the notes. In its judgment dated February 17, 2010, the Commercial Court of Nanterre requested that the Company enter into discussions with the holders of the deeply subordinated perpetual notes (“TSS”), who had appealed against the General Meeting of Noteholders in order to attempt to reach an agreement prior to May 17, 2010, if necessary under the aegis of a mediator. Under the terms of the ruling, this agreement may not result in a modification of the Sauvegarde Plan, particularly the provisions pertaining to the TSS. A number of Noteholders have appealed on February 23, 2010 against the Nanterre Commercial Court’s February 17, 2010 ruling before the Versailles Appeals Court.

For more information about these notes, see Note 23.3 of the Group’s consolidated financial statements.

1  This maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

2   Pursuant to the Sauvegarde Plan, the aggregate principal amount of DPNs to be issued (initially €300 million) was reduced by €47 million of disposal proceeds of certain non-strategic assets as of February 28, 2010. On the settlement date of the capital markets transaction, the €47 million shall be paid to the senior creditors of the Company in redemption of their debt claims under the existing senior debt. The aggregate principal amount of DPNs to be issued (€253 million) shall be reduced by an amount equal to 50% of the Down Payment, i.e. the difference between (i) cash flow available on February 28, 2010, minus certain specified costs (including transaction costs, the payment of €25 million to the TSS holders and accrued interest) and (ii) €380 million (i.e., €400 million, adjusted for seasonal variation on February 28, 2010). In addition, this maximum amount may be reduced depending on the total amount of debt recognized by the juge-commissaire.

Provisions for pensions and assimilated advantages

In addition to the debt position as described above, we also have reserves for post-employment benefits that we provide to our employees, which amounted to €370 million at December 31, 2009 compared with €403 million at December 31, 2008. For more information on our reserves for post-employment benefits, see Note 28 to the Group’s consolidated financial statements.

Liquidity risk

For more information about the Group’s liquidity risk, see section 7.5: “Liquidity Risk” of this Annual Report.

Ratings

We use the services of rating agencies to help investors evaluate our credit quality and rate our debt.

During 2009, two rating agencies, “S&P” and “Moody’s” revised the Group’s ratings on three occasions: (i) in January, following the publication of the press release in which the Group stated it was likely to breach the contractual clauses of the private placement agreements upon publication of its consolidated and audited financial statements; (ii) in May, following the announcement of an agreement with our creditors to defer reimbursement of a nominal amount of our debt; and (iii) in December, following the Sauvegarde procedure initiated on November 30, 2009.

S&P attributed the following ratings: (1) a long-term issuer rating, (2) short-term credit rating, (3) a specific rating covering our syndicated credit facility and (4) a specific rating covering our TSS.

In January 2009, S&P reduced the long-term and the syndicated credit ratings from B to CC with negative outlook, the short-term rating from B to C, and the rating on our TSS from C to CCC-. In May 2009, S&P reduced our short- and long-term ratings to SD (selective default). At the same time, S&P confirmed that the syndicated credit facility had been lowered to CC and the TSS had been lowered to C. In December 2009, all ratings were reduced to D.

Moody’s attributed the following ratings: (1) a general issuer rating covering our long-term debt (issuer rating) which was replaced in March 2008 by a Corporate Family Rating (“corporate rating”) and (2) a specific rating covering the TSS issued in September 2005. Moody’s also publishes a rating indicating the likelihood of default.

In January 2009, Moody’s reduced our corporate rating from B1 to Caa3, the rating on the TSS from Caa1 to C and the rating on the likelihood of default from B1 to Ca. In May, the rating on the likelihood of default was lowered further to Ca/LD, and again in December to D. There have been no further changes to either the corporate rating or the rating covering the TSS.

Our syndicated credit facility has a ratings grid, whereby the margin changes as the S&P rating varies between A and BBB-; for ratings above A or below BBB-, the margin corresponding to ratings of A and BBB- apply respectively.

Neither the Reinstated Debt, the NRS not the DPNs have clauses referring to the Group’s credit ratings.

3.18	Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements

3.18.1	Unconditional Contractual Obligations and Commercial Commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2009, for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the table are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Technicolor and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees granted contractually, in particular for the playout activity related to the Broadcast activity are not included in this table.

In the normal course of its activity, the Entertainment Services division may provide guarantees to its customers on the products stored and then distributed against any risks or prejudices that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included, as the related obligations are already included in the table below.

UNCONDITIONAL FUTURE PAYMENTS

		Amount of commitments by maturity
(in € millions)	December 31, 2009	Less than 1 year	1-3 Years	3-5 years	More than 5 years

Unconditional future payments
On-balance sheet obligations:
Financial debt excluding finance leases	2,730	2,725	1	3	1
Finance leases	13	2	4	7	-
Payables on acquisition and disposal of companies	7	4	2	1	-
Off-balance sheet obligations:
Operating leases	303	75	117	56	55
Purchase obligations	113	101	12	-	-
Other unconditional future payments	25	8	9	6	2

TOTAL UNCONDITIONAL FUTURE PAYMENTS	3,191	2,915	145	73	58

The above table is only related to continuing operations. Unconditional contractual obligations and commercial commitments entered into by discontinued entities amounted to €102 million as of December 31, 2009.

As of December 31, 2009, we had a total of €3,191 million in unconditional contractual obligations and commercial commitments, the maturities of which are shown in the table above, compared with €3,378 million as of December 31, 2008, primarily as a result of a decrease in financial debt (excluding finance leases) from €2,867 million as of December 31, 2008 to €2,730 million as of December 31, 2009 and due to the reclassification of Grass Valley and Media Networks in discontinued operations.

Financial Debt Excluding Finance Leases

Financial debt excluding finance leases amounted to €2,730 million as of December 31, 2009, including mainly debt to financial institutions in an amount of €2,711 million. Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest-rate swaps are not reported in this table.

Finance Leases

Finance leases amounted to €13 million as of December 31, 2009. The main finance leases relate to Entertainment Services (€8 million in the United Kingdom).

Operating Leases

Operating leases commitments amounted to €303 million as of December 31, 2009.

The main operating leases relate to the office buildings in Issy-les-Moulineaux and Indianapolis:

▪
On April 22, 2008, Technicolor signed a commitment for a new operating lease for its headquarters in France in Issy-les-Moulineaux near Paris for a duration of nine years from November 2009. Under the lease agreement, Technicolor can elect to move on December 2012 without any penalty if an eligible lessee is proposed by Technicolor to the lessor. In that case, Technicolor would have no further obligation. Accordingly, the minimum payments for this lease are only shown for three years (2010 to 2012).

▪	In March 2000, the U.S. office building (administration and technical services buildings) was sold and subsequently leased back from the purchaser until 2012.

The net operating lease expense of the Group in 2009 was €81 million (€91 million in rental expenses and €10 million in rental income).

Purchase Obligations

Purchase obligations amounted to €113 million as of December 31, 2009. These include in particular commitments to purchase minimum volumes of products from Asian suppliers for €93 million, which result from firm commitments to purchase definite volumes of materials.

Other Unconditional Future Payments

Other unconditional future payments amounted to €25 million as of December 31, 2009. Other unconditional future payments relate in particular to Film Laboratory and Post Production Services agreements, sponsorship agreements entered into in the United States and other contractual advances.

3.18.2	Conditional Contractual Obligations and Commercial Commitments

The following table includes only contingent liabilities or commitments, which are not included on our balance sheet. These are described in detail in Note 36 to the Group’s consolidated financial statements.

CONDITIONAL CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

		Amount of commitments by maturity
(in € millions)	December 31, 2009	Less than 1 year	1-3 years	3-5 years	More than 5 years
Conditional Contractual Obligations and Commercial Commitments
Off-balance sheet obligations:
Guarantees given	52	4	34	-	14

Other conditional future payments	34	25	6	2	1

TOTAL CONDITIONAL FUTURE PAYMENTS	86	29	40	2	15

The above table relates only to continuing operations. Conditional contractual obligations and commercial commitments entered into by discontinued entities amount to €20 million as of December 31, 2009.

As of December 31, 2009, we had a total of €86 million in conditional contractual obligations and commercial commitments (payment obligations which are subject to the occurrence or realization of certain events) compared with €95 million as of December 31, 2008. This decrease is mainly due to the reduction in standby letters of credit from €17 million at December 31, 2008 to zero at December 31, 2009.

Guarantees

The Company gave guarantees in an amount equal to €52 million as of December 31, 2009. These guarantees comprise:

▪	guarantees given for disposal of assets for €1 million;
▪
guarantees for customs duties and legal court proceedings for €15 million, comprising mainly duty deferment guarantees required by the customs authorities to benefit from customs duty deferments. Imported goods are normally taxed upon entry. In the case of regular import flows, customs may permit a cumulative duty payment after one-month credit period on the basis of a bank guarantee. The carrying value of this guarantee is to cover the duties to be paid during the credit period

▪
various operational guarantees granted to customs authorities in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

Other Conditional Future Payments

Other conditional future payments amounted to €34 million as of December 31, 2009. Conditional obligations include contingent earn-out payments for €9 million related to past acquisitions and potential success fees in the event of a successful debt restructuring.

There is no known event, demand, commitment or uncertainty that is reasonably likely to result in the termination or material reduction in availability to the Company of the off-balance sheet arrangements described above in section 3.18.1: “Unconditional Contractual Obligations and Commercial Commitments” and section 3.18.2: “Conditional Contractual Obligations and Commercial Commitments”.

For additional information regarding our commercial commitments, see Note 36 to our consolidated financial statements.

3.19	Outlook

On February 17, 2010, in conjunction with the release of its unaudited 2009 results, the Group set out its priorities for 2010:

•
While visibility on the overall market environment remains low, the Group is focusing on winning new clients to deliver revenue growth in the second half of 2010. The Group expects first-half 2010 revenue trends to be in line with second -half of 2009 trends. In the second half of 2009, Group revenues from continuing operations decreased by 23.7% at current currency and 21.8% at constant currency compared to the second half of 2008.

•
The Group will continue to strongly focus on operational efficiencies and cash generation in order to finance the capital expenditure and working capital requirements necessary for expected increased business activity in second half of 2010.

•	The Group intends to progress its divestment and closure program already underway, and stem the cash losses related to some of the activities it is seeking to divest.

4.	CORPORATE GOVERNANCE AND WORKFORCE

4.1	Directors

4.1.1	Corporate governance structure

The Company is governed by a Board of Directors and a Chief Executive Officer. The Board of Directors is chaired by Mr. Denis Ranque, director since February 17, 2010. Mr. Frederic Rose has acted as Chief Executive Officer since September 1, 2008, and is also a director.

Mr. Rose acted as Chairman of the Board from April 27, 2009 to February 17, 2010. In connection with the negotiation of the Company’s financial restructuring, and in order to ensure a streamlined management of the Company, the Board of Directors decided in its meeting of April 27, 2009 to combine the functions of Chairman of the Board and Chief Executive Officer. With the completion of the restructuring process following the decision of the Nanterre Commercial Court on February 17, 2010 to approve the Company’s Sauvegarde Plan, the Board of Directors, in its meeting of the same date, deliberated on the composition and governance structure of the Board. Upon the proposal of Mr. Frederic Rose, and as recommended by the Governance and Nominations Committee, the Board decided to separate the functions of Chairman of the Board and Chief Executive Officer.

In accordance with French law, the Chairman of the Board of Directors organizes and directs the activities of the Board of Directors, and reports thereon to the general shareholders’ meeting. He ensures the proper functioning of the Company’s management bodies and in particular that the directors are capable of performing their duties.

The Chief Executive Officer is vested with the broadest possible powers to act in any circumstances on behalf of the Company, subject to limitations imposed by the corporate purpose and those matters expressly reserved by law to the general shareholders’ meeting and the Board of Directors. However, as an internal rule, these powers are subject to certain limitations set forth in the Internal Rules of the Board of Directors described in paragraph 4.1.4.2 below.

4.1.2	Composition and expertise of the Board of Directors

As of the date hereof, the Board of Directors comprises eight members, including one woman, and one advisor (“censeur”). Mr. Denis Ranque acts as Chairman of the Board since February 17, 2010. Mr. Frederic Rose is Chief Executive Officer and also a director.

During the fiscal year 2009, due to his other professional commitments, Mr. Hank P. Vigil resigned from the Board of Directors effective as of June 16, 2009. The composition of the Board was thereby reduced from nine to eight directors.

During the Combined General Shareholders’ Meeting of January 27, 2010, in connection with the restructuring of the Company’s debt, the Company announced a change in the composition of its Board of Directors. In this connection, the Board of Directors held on February 17, 2010 accepted the resignations of Messrs. Eric Bourdais de Charbonnière, François de Carbonnel, Pierre Lescure and Paul Murray. The Board also appointed, subject to ratification by the General Shareholders’ Meeting, Ms. Catherine Guillouard and Messrs. Denis Ranque, Bruce Hack and John Roche as directors. Mr. Lloyd Carney was appointed as observer (censeur). In addition, Mr. Rémy Sauter was appointed as Vice Chairman of the Board and Lead Independent Director. In this capacity, Mr. Sauter chairs the Board in the event of the absence of the Chairman, as well as any meeting of the Board deciding matters relating to the Chairman (term or remuneration).

The Board of directors reviewed the independence of its members according to the definition and criteria set forth in the Corporate Governance Code of Listed Companies issued by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) of December 2008 (the AFEP-MEDEF Corporate Governance Code) to which the Company adheres (see paragraph 4.1.4.1 below).According to the AFEP-MEDEF Corporate Governance Code, “a director is independent when he does not maintain a relationship of any kind whatsoever with the Company, its group or its management that may compromise the exercise of his free judgment”. According to the recommendations of the AFEP-MEDEF Corporate Governance Code, of the eight members of the Board of Directors, six Directors are considered independent: Madame Catherine Guillouard, Messrs. Denis Ranque, Bruce Hack, Didier Lombard, John Roche, and Rémy Sauter. Those Directors not considered independent are Mr. Frederic Rose, Chief Executive Officer, and Mr. Loïc Desmouceaux, employee and director representing employee shareholders.

The Governance and Nominations Committee, in its renewal of a portion of the Board of Directors, paid particular attention to the abilities and the expertise of its members in key areas of the Group’s business. As such, Messrs. Denis Ranque, Frederic Rose, Lloyd Carney, and Didier Lombard have acquired, through their professional experience in high technology companies, a high degree of experience in technology and research. Messrs. Bruce Hack, Rémy Sauter and Loïc Desmouceaux share a high degree of professional experience in the media and entertainment sector. Finally, Ms. Catherine Guillouard and Mr. John Roche have significant financial experience in international groups. The biographies setting forth the professional experience of the members of the Board are set forth in paragraph 4.1.3.1 below.

Finally, the composition of the Board of Directors reflects the international character of the Technicolor group, with half of its members being of non-French nationality.

The duration of the directors’ term of office is three years.

Directors may be re-elected and can be dismissed at any time by the ordinary general meeting.

Article 16 of the Company’s bylaws provides that the term of office of the Chairman will automatically terminate when the Chairman reaches 70 years of age.

Directors are each required to hold at least 2,000 shares of Technicolor stock during their term of office.

The members of the Board of Directors have no family relationship with one another.

COMPOSITION OF THE BOARD OF DIRECTORS AS OF THE DATE HEREOF

Name	Age	Main business address	Present position within the Company	Main positions held outside the Company	Start of term of office	End of term of office	Audit Committee	Remuneration, Governance and Nomination Committee	Technology Committee(3)
Denis Ranque (1)	58	Technicolor 1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux	Director -Chairman of the Board of Directors	-	February 2010	AGM (*) 2012		Member
Frederic Rose	47	Technicolor 1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux	Chief Executive Officer	-	October 2008	AGM (*) 2012
Loïc Desmouceaux	47	Technicolor 1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux	Director, Employee Shareholders Representative	Market Business Intelligence, Technicolor	May 2003	AGM (*) 2011			Member
Catherine Guillouard (1)	45	Eutelsat 70, rue Balard, 75015 Paris	Director	Financial Director, Eutelsat	February 2010	AGM (*) 2011	Member
Bruce Hack (1)	61	151 Central Park West, 10C, New York, NY 10023	Director	-	February 2010	AGM (*) 2010	Member	Member
Didier Lombard (1)	68	FRANCE TELECOM 6, place d’Alleray 75505 Paris Cedex 15	Director	Chief Executive Officer of France Télécom	May 2004	AGM (*) 2010			Member
John Roche (1)	63	ADEO Group Rue Chanzy 59712 Lezennes	Director	Advisor to the President of the Group Adeo	February 2010	AGM (*) 2012	Chairman
Rémy Sautter (1)	64	EDIRADIO/RTL 22, rue Bayard 75008 Paris	Director	President of the Supervisory Board of Ediradio/RTL	January 2006	AGM (*) 2011		Chairman
Loyd Carney (2)	48	Xsigo SYSTEMS 70 W. Plumeria Drive San Jose, CA 95134	Advisor (“censeur”) (4)	CEO, Xsigo SYSTEMS	February 2010				Member
(*)    Annual General Shareholders  Meeting.
(1)    Independent director.
(2)   The nomination of Mr. Lloyd Carney as a director will be proposed to the general shareholders’ meeting that will approve the financial statements for the year ended December 31, 2009. Mr. Lloyd Carney satisfied the criteria for independence established by the AFEP-MEDEF (see above)
(3)   At the date of publication of the present Annual Report, the Chairman of the Technology Committee has not yet been selected.

4.1.3	Other information about members of the Board of Directors

4.1.3.1	Biographies of Directors, functions and directorships

Denis Ranque

Mr. Denis Ranque holds board positions in various French headquartered international companies. He was Chairman and Chief Executive Officer of Thales from January 1998 to May 2009, on which date Thales’s ownership changed. From 1994 to 1998, he was Chief Executive Officer of Thomson Marconi Sonar, the sonar systems joint venture set up by Thomson-CSF and GEC-Marconi and from 1992 to 1994, he was Chairman and CEO of Thomson Sintra Activités Sous-marines. Prior to that, he held various positions within the Thomson Group and became Chief Executive Officer of Thomson Tubes Electroniques in 1989. He joined the Thomson Group in 1983 as Planning Director. He began his career at the French Ministry for Industry, where he held various positions in the energy sector. In 1999, Mr. Denis Ranque was made Chevalier de l'Ordre de la Légion d'Honneur, and in 2008 was promoted to Officier in the same Order. He is also an Officier de l'Ordre National du Mérite. Furthermore, Denis Ranque was appointed honorary Commander of the Order of the British Empire (CBE) in July 2004. Mr. Denis Ranque chairs the Cercle de l’Industrie and the Association Nationale Recherche Technologie (ANRT), as well as the Ecole Mines ParisTech. Mr. Denis Ranque graduated from Ecole Polytechnique and Ecole des Mines.

Current Directorships:

In France:

Director of Saint-Gobain and CMA-CGM

Outside France:

None

Past Directorships held during the past five years:

President and Chief Executive Officer of Thalès

Frederic Rose

Mr. Frederic Rose has been Chief Executive Officer since September 1, 2008. He was also Chairman of the Board of Directors from April 27, 2009 to February 17, 2010. Prior to joining Technicolor, Mr. Frederic Rose held various positions within Alcatel-Lucent, and was a member of that company’s Executive Committee. From 2007 to 2008, he was President of Alcatel-Lucent’s Europe, Asia and Africa region. Prior to that, he was President of the Asia Pacific Region and held the position of President of Alcatel Shanghai Bell, Alcatel-Lucent’s flagship joint venture in China. Mr. Frederic Rose is a graduate of the Georgetown University School of Foreign Service and the Georgetown University Law Center.

Current Directorships:

In France:

Chief Executive Officer of Technicolor

Outside France:

Director of Logica Plc

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

Vice Chairman and member of the Supervisory Board of Alcatel-Lucent Austria AG;

Vice Chairman of Board of Directors of Zhejiang Bell Technology Co. Ltd., Alcatel (Chengdu) Communication System Co. Ltd., Alcatel Shanghai Bell Software Co. Ltd.;

Vice-Chairman and Chief Executive Officer of Alcatel-Lucent Shanghai Bell Co. Ltd.;

Chairman of Board of Directors of Alcatel-Lucent Philippines Inc., Alcatel-Lucent China Investment Co. Ltd.

Loïc Desmouceaux

Mr. Loïc Desmouceaux has been Vice President Market Business Intelligence for Technicolor since November 2006. In the Group since 1988, he has held various management positions in Marketing, Strategy and Technology. In 2006 he was Prospective Marketing Manager and Strategic Development. From 2001 to 2005 he was Research and Innovation Marketing Manager. From 1996 to 2001 he served as Marketing Manager, User Interface and Consumer Experience. From 1993 to 1996 he was Product Manager Europe, Video Division. From 1988 to 1993, he held the position of Market Research Manager and Product Manager in the Television Division Europe. Mr. Loïc Desmouceaux graduated from the Institut d’Études Politiques of Bordeaux and from the École Supérieure de Commerce et d’Administration des Entreprises of Bordeaux.

Current Directorships:

In France:

Permanent representative of Sovemarco Europe S.A, at Sellenium S.A’s board member,

Permanent representative of Sellenium SA at the Supervisory Committee of YB Holding S.A.S;

Member of the Supervisory Board of Yvan Béal S.A;

Board member of Desamais Distribution S.A.

Past Directorships held during the past five years:

None

Catherine Guillouard

Mrs. Catherine Guillouard has been Chief Financial Officer of Eutelsat since September 2007. She is a member of the Group’s Executive Committee. Prior to joining Eutelsat, Mrs. Catherine Guillouard held various positions within Air France. From 2005 to September 2007, she was Senior Vice President Finance at Air France. Prior to that, she was Senior Vice President Human Resources and Change Management, Senior Vice President Flight Operations and Deputy Vice President Corporate Control. She began her career in 1993 at the Treasury of the Ministry of Finance in the CFA Zone in Africa Department and then in the Banking Affairs Department.

She graduated from the IEP business school and the French National School of Administration (Ecole Nationale d’Administration), 1991-1993 Gambetta promotion, and holds a PhD (DESS) in European Union Law.

Mrs. Catherine Guillouard does not hold any other directorships

Bruce Hack

Mr. Bruce Hack was Vice Chairman of the Board and Chief Corporate Officer of Activision Blizzard until 2009. Prior to that, Mr. Hack was Chief Executive Officer of Vivendi Games from 2004 to 2008; Vice Chairman of the Board, Universal Music Group, from 1998 to 2001; and Chief Financial Officer, Universal Studios, from 1995 to 1998. Mr. Hack also served as EVP, Development and Strategy, Vivendi Universal, from 2001 to 2003. He joined the Seagram Company Ltd. in 1982 after serving as a trade negotiator at the U.S. Treasury in Washington, D.C. Amongst his roles at Seagram were Chief Financial Officer of Tropicana Products, Inc. and Director, Strategic Planning, at The Seagram Company Ltd. Mr. Hack earned a B.A. in government at Cornell University and an M.B.A. in finance at the University of Chicago.

Current Directorships:

In France:

None

Outside France:

Director of iSuppli Corporation and MiMedx Group, Inc.

Past Directorships held during the past five years:

Director and Chief Executive Officer of Vivendi Games ;

Vice Chairman of Activision Blizzard.

Didier Lombard

Mr. Didier Lombard has been Chairman of France Telecom since 2005 and was Chief Executive Officer from 2005 to February 2010. From 2003 to 2005, he was executive Vice President of France Telecom in charge of the technologies, partnership and new services mission. From 1999 to the beginning of 2003, Mr. Didier Lombard served as Ambassador in charge of foreign investment and Chief Executive Officer of the French Agency for international investment. From 1991 to 1998, he was Chief Executive Officer of Industrial Strategy in the Ministry of Industry. From 1988 to 1990, he served as Technical and Scientific Manager in the Ministry of Research and Technology. Mr. Didier Lombard graduated from École Polytechnique and École Nationale Supérieure des Télécommunications.

Current Directorships:

In France:

Chairman and Chief Executive Officer of France Télécom;

Member of the Supervisory Board of Radiall;

Board member of Thalès.

Outside France:

Member of the Supervisory Board of STMicroelectronics.

Past Directorships held during the past five years:

Chief Executive Officer of France Telecom

Chairman of the Board of Directors of Orange.

John Roche

Mr. John Roche is a director and the Chairman of the Audit Committee of the Adeo Group, and of the bank Accord. He is also secretary of Auchan’s Audit Committee. He joined the Auchan Group in 1990 where he was advisor of the President, and Secretary to the Board. Prior to that, he held various positions within Citibank, mainly in Asia. Mr. John Roche graduated from Princeton and Stanford.

Current Directorships:

In France :

Director of Banque Accord and of Adeo Group;

Manager of the Company ETIMA

Outside France:

None.

Rémy Sautter

Mr. Rémy Sautter has been Chairman of the Supervisory Board of Ediradio/RTL since 2000. From 1996 to 2000, he was Chief Executive Officer of CLT Multi Media and then of CLTUFA Group (Luxembourg). From 1985 to 1996, he served as Vice Chairman and Chief Executive Officer of Ediradio / RTL. From 1983 to 1985, he was Chief Financial Officer of Havas. Mr. Rémy Sautter graduated from the Institut d’Études Politiques of Paris and the ENA (École Nationale d’Administration).

Current Directorships:

In France:

Chairman of the Supervisory Board of Ediradio / RTL;

Chairman and Chief Executive Officer of Société Immobilière Bayard d’Antin;

Member of the Supervisory Board of M6;

Board member of Pages Jaunes, SERC / FUN Radio, SODERA / RTL2, IP and IP Régions.

Outside France:

Board member of FIVE, PARTNER Reinsurance Ltd and TVI S.A Belgique.

Past Directorships held during the past five years:

Chairman of the Board of Directors of FIVE and of SICAV Multimedia & Technologies;

Board member of Taylor Nelson Sofres Ltd, Wanadoo and M6 Publicité.

Member of the Supervisory Board of Navimo;

4.1.3.2	Biographies of Advisors (“censeurs”), functions and directorships during the past five years

Lloyd Carney

Mr. Lloyd Carney has been Chief Executive Officer and director of Xsigo since 2007. Prior to that, Mr. Lloyd Carney was general manager of IBM's Netcool Division, which provides IT and telecom infrastructure management tools to a variety of customers in enterprise computing, transportation, and wireless networking. When IBM acquired Micromuse, Mr. Lloyd Carney was appointed chairman and CEO of this company. Mr. Lloyd Carney was COO at Juniper Networks, where he oversaw the sales, marketing, engineering, manufacturing, and customer service organizations. He also has headed up three divisions at Nortel Networks, including the Core IP Division, the Wireless Internet Division and the Enterprise Data Division. Mr. Lloyd Carney chairs the Lloyd and Carole Carney Foundation.

Current Directorships:

In France:

-

None

Outside France:

Director of Xsigo Systems et de Cypress Semiconductor

Past Directorships held during the past five years:

Director of Micromuse and BigBand Networks

4.1.3.3	Directorships held during the past five years by Directors whose term of office within the Company has ended

Éric Bourdais de Charbonnière – Director until February 17, 2010

Current Directorships:

In France:

Chairman of the Supervisory Board of Michelin;

Member of the Supervisory Board of Oddo and Cie;

Board member of Associés en Finance.

Outside France:

-

None

Past Directorships held during the past five years:

Member of Supervisory Board of ING Group.

François de Carbonnel – Director until February 17, 2010

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

Past Directorships held during the past five years:

Chairman of Technicolor's Board of Directors from April 9, 2008 to April 27, 2009.

Pierre Lescure - Director until February 17, 2010

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

Past Directorships held during the past five years:

Chairman of the SAS Lescure Farrugia Associés.

Paul Murray - Director until February 17, 2010

Current Directorships:

Outside France:

Board member of Tangent Communications Plc and Knowledge Peers Plc. and Royal Mail Holdings Plc.

Past Directorships held during the past five years:

Partner of Tangent LLP;

Board member of Taylor Nelson Sofres Plc.

Henry P. Vigil – Director until June 16, 2009

Current Directorships:

Outside France:

Senior Vice-Chairman Strategy and Partnerships of Microsoft Corporation

Director of Mercy Corps

Past Directorships held during the past five years:

None

Eddy Hartenstein  – Advisor  (“censeur”) until January 21, 2010

Current Directorships:

Outside France:

Board member of SanDisk Corporation, Siruis XM Satellite Radio, Broadcom. Corp and City of Hope.

Past Directorships held during the past five years:

Board member of Technicolor until May 22, 2008;

Chairman and Chief Executive Officer of HD Partners Acquisition Corporation;

Director of Consumer Electronics association;

Vice Chairman and Board member of DIRECTVGroup;

Chairman and Board member of DIRECTV Entreprises Inc.; DIRECTV International, Inc.;

DIRECTV Merchandising, Inc., DIRECTV Operations, Inc., Board member of DIRECTV Latin America and PanAmSat.

Marcel Roulet  – Advisor  (“censeur”) until February 17, 2010

Current Directorships:

In France:

Board member of France Telecom and HSBC France;

Member of the Supervisory Board of Eurazeo;

Chairman of the Supervisory Board of Gimar Finance SCA;

Permanent representative of TSA to the Board of Directors of Thalès.

Past Directorships held during the past five years:

Board member of Technicolor until October 12, 2008.

4.1.3.4	Statement on the absence of convictions for fraud, bankruptcy, public incrimination during the past five years

To the Company’s best knowledge, no member of the Board of Directors or of the Executive Committee has been: (i) convicted for fraud, (ii) associated with a bankruptcy, receivership or liquidation, (iii) sanctioned by any statutory or regulatory authorities (including professional organizations), (iv) disqualified by a court decision from (a) acting as a member of the administrative, management or supervisory bodies of a public  company or (b) acting in the management or conduct of the affairs of a public company during the past five years.

As mentioned in Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background”, Mr. Frederic Rose, in his capacity as Chief Executive Officer of the Company, requested the opening of a Sauvegarde proceeding on behalf of the Company. This proceeding was opened on November 30, 2009 and a judgment of the Commercial Court of Nanterre approved the Sauvegarde Plan of the Company on February 17, 2010.

4.1.3.5	Potential Conflicts of interest

Agreements (also known as “regulated agreements”) entered into between a Company and (i) its Chief Executive Officer, (ii) one of its Vice Chief Executive Officers if any, (iii) one of its directors or shareholders holding 10% or more of the voting rights or, (iv) in the case of a company, the parent company, are authorized under French law, but are subject to a specific procedure if they are not related to ordinary transactions entered into on arms’ length terms.

Regulated agreements must be approved by the Board of Directors before their execution, reviewed by the statutory auditors, who issue a special report on the transaction, and submitted to the shareholders’ approval pursuant to articles L. 225-38 and seq. of the French Commercial Code.

Regulated agreements entered into during 2009 as well as those to be continued during the current fiscal year are described in section 10.8., “Special Report of the Statutory Auditors on Regulated Agreements” in Chapter 10: “Technicolor Consolidated Financial Statements” of this Annual Report.

To the Company’s knowledge, there is no potential conflict of interest between the duties towards Technicolor, of members of the Board of Directors and Company managers and their private interests and/or other duties.

In accordance with the Company’s bylaws, a member of the Board of Directors must hold a minimum of 2,000 shares during their term of office. Other than the above obligation, members of the Board of Directors are not subject to any contractual restriction regarding the shares they hold in the Company’s registered capital. The Company has established a document entitled “Corporate Policy on the Purchase and Sale of Company Stock, Insider trading and Protection of Material non-public information”. This protocol defines the rules applicable to transactions on Technicolor securities and defines “black-out periods” during which transactions are prohibited.

4.1.3.6	Arrangements or Agreements made with the main Shareholders, Customers, Suppliers or others by virtue of which the Board members were selected

As of the date hereof, there are no arrangements or agreements with the main shareholders, customers, suppliers or other parties, by virtue of which a member of the Board of Directors or a Company’s manager has been selected.

4.1.3.7	Directors’ Shareholdings in the Company’s registered Capital

In accordance with the Article 11.2 of the Company’s bylaws, a member of the Board of Directors must hold a minimum of 2,000 shares of Technicolor stock during their term of office. To the Company’s knowledge, the situation regarding executive Directors’ shareholdings in the Company’s registered capital as of the date hereof:

Directors present as of the date hereof	Technicolor shares/Shares held through FCPE (*)
F. Rose	52,000(1)
L. Desmouceaux	13,705
D. Lombard	2,416
John Roche	20,000
R. Sautter	6,000
(*) Fonds Commun de Placement d’Entreprise (Mutual Funds).

(1)	Mr. Frederic Rose acquired 50,000 shares of Technicolor on March 23, 2010. He is required to hold such shares for his entire term of office.

The Directors designated on February 17, 2010 have a 6-month period starting from the beginning of their term of office to purchase Technicolor stock in accordance with the article 11.2 of the Company’s bylaws.

Details regarding stock subscription or purchase options granted to executive directors are set forth in paragraph 4.1.5.5, “Stock options awarded to directors—Performance Shares.” The table below shows the securities transactions executed during 2009 by the directors and officers in application of Article L. 621-18-2 of the French Monetary and Financial Code:

First name and last name	Date of transaction	Type of transaction	Description of the financial instrument	Number of securities	Unit price	Transaction amount
François de Carbonnel	10/29/2009	Sale	Shares	6,000	0.978875 €	5,873.25 €
François de Carbonnel	10/29/2009	Sale	Shares	6,000	0.981908 €	5,891.45 €

4.1.3.8	Service and other contracts between Board members and the Group

To the Company’s best knowledge, as of the date hereof, there are no service contracts between Board members and the Group or any of its subsidiaries that provides for benefits upon termination of such directors.

Mr. Loïc Desmouceaux who is a director representing employee shareholders, is linked to the Company by an employment contract.

4.1.3.9	Loans and Guarantees Granted to Board members

None.

4.1.4	Preparation and organization of the Board of Directors’ work

This sub-section 4.1.4 constitutes the first part of the Chairman’s report on conditions for preparation and organization of the Board of Directors’ work, on internal control procedures and risk management issued under article L. 225-37 of the French Commercial Code. The second part of this report is contained in Chapter 8: “Internal and External Controls and Procedures” section 8.1 “Internal Control Procedures Implemented by the Company” of this Annual Report.

This report was approved by Mr. Frederic Rose, Chairman of the Board from April 27, 2009 to February 17, 2010 and was reviewed by the Audit Committee. It was approved by the Board of Directors during its meeting of March 24, 2010.

4.1.4.1	Compliance with AFEP-MEDEF Corporate Governance Code

Pursuant to the law of July 3, 2009, which transposed the directive 2006/46/EC of June 14, 2006, the Company now adheres to the AFEP-MEDEF Corporate Governance Code of December 2008 in the preparation of the report contemplated by article L. 225-37 of the French corporate code. The AFEP-MEDEF Corporate Governance Code is a consolidation of the AFEP and MEDEF report of October 2003 and their recommendations of January 2007 and October 2008 on the remuneration of executive officers of listed companies.

The Corporate Governance Code focuses in particular on the composition of the Board of Directors and the Board Committees, which must combine independence and expertise in the Company’s businesses and interests, as well as in the functioning of the Board of Directors which must be able to rely on on-going and timely information and be organized by internal regulations (Règlement Intérieur).

In accordance with article L. 225-37 of the French Commercial Code, the Company has not complied with the recommendation of the AFEP-MEDEF Corporate Governance Code that the composition of the remuneration committee not include an executive director (dirigeant mandataire social. In its decision of February 17, 2010, the Board decided to combine the Remuneration Committee and the Governance and Nominations Committee and named Mr. Denis Ranque as Chairman of the Board and member of the Remuneration, Nomination and Governance Committee. The Board decided that the considerable experience of Mr. Denis Ranque with other business groups was complementary to that of Messrs. Rémy Sautter and Bruce Hack.

As noted above, the Board of Directors comprises eight directors, including six independent directors, and three committees. The Board wished for the Remuneration, Nomination and Governance Committee be composed solely of independent directors. It was decided that Mr. Denis Ranque (an independent director) would not chair the Committee with respect to any questions relating to the Chairman of the Board of Directors, whether concerning his term of office, evaluation or remuneration. Finally, as previously indicated, the functions of Chairman and Chief Executive Officer have been separated.

4.1.4.2	Structure of Board of Directors’ Work – Internal Board Regulations(1)

The preparation and organization of the Board of Directors’ work are described in the Board of Directors’ Internal Board Regulations. These regulations were modified on January 27, 2010 in order to conform to the Sauvegarde Plan established by the Company pursuant to the Sauvegarde proceeding opened on November 30, 2009. The main provisions of the Internal Regulations are summarized below.

Board of Directors’ powers and missions

The Board of Directors determines the Group’s strategic direction and ensures its implementation. It examines all questions relating to the proper functioning of the Company, subject to the powers explicitly attributed to the shareholders’ meetings.

Pursuant to Article L.225-35 of the French Commercial Code, security interests and guarantees granted by the Company on behalf of third parties must be authorized by the Board of Directors.

Limitations imposed by the Board of Directors on the powers of the Chief Executive Officer

The Chief Executive Officer must obtain Board approval for commitments where required by law, as well as for the decisions listed below falling within its scope.

In accordance with Article L. 225-56-1 paragraph 3 of the French Commercial Code, these limitations of powers are drawn up as an internal rule and are not enforceable by third parties.

Decisions of the Board of Directors

In accordance with the Sauvegarde Plan, the Internal Regulations were amended in order to require that the following strategic decisions of the Company be approved by a qualified majority of two-thirds of the Directors:

(i)
the acquisition or transfer of any entity or activity whatsoever by any member of the Technicolor Group (hereinafter, the "Technicolor Group"), including the Company or its subsidiaries (in accordance with Article L. 233-1 of the French Commercial Code), for an amount of more than €25 million, either per operation or per series of related operations;

(ii)
the acquisition by the Company of its own ordinary shares (with the exception of the acquisition of shares conducted in the context of plans giving executive or salaried employees rights to shares, or stock-option plans, or in the context of a liquidity contract concluded by the Company);

(iii)	any decision relating to the payment of dividends or other distributions;

(iv)	any anticipated merger aimed at the absorption of the Company (or one of its main subsidiaries) by another corporation;

(v)
any decision modifying the Company’s articles of association, and specifically, any modification designed to change the number of directors of the Company currently provided for in the articles of association;

(vi)
the issuance or the authorization of the issuance of any new shares (ordinary or preference) or any equity-linked securities in the Company or that of one of its main subsidiaries, by way of redemption, conversion, exchange, or any other means (with the exception of issuances required to implement the Sauvegarde Plan approved by the Tribunal de Commerce de Nanterre in the context of the Company’s Sauvegarde proceeding);

(vii)
the modification of the terms of the main finance contracts or the conclusion of new finance contracts increasing the Technicolor Group’s level of indebtedness (with the exception of decisions made for the purpose of implementing the Sauvegarde Plan approved by the Tribunal de Commerce de Nanterre in the context of the Company’s Sauvegarde proceeding);

(viii)	the granting of any security or guarantee to any of the creditors for a financial debt of the Technicolor Group of more than €20 million, or any modification of any such security or guarantee;

(ix)
the takeover by any company of the Technicolor Group of a third-party entity for more than €25 million, or any contributions, mergers or de-mergers having an impact of more than €25 million on the Company’s business value;

(x)	the appointment of the Chairman of the Board of Directors and the Chief Executive Officer of the Company;

(xi)	any decision concerning the liquidation or dissolution of the Company (or of one of its main subsidiaries), or any decision to proceed with a restructuring;

(xii)
any decision to implement protective mechanisms for NRS holders in the event of any operation on capital as set out in Articles L. 228-98 et seq of the French Commercial Code or in compliance with the specific terms applicable to the NRS by virtue of the note agreement;

(xiii)	the appointment of a statutory auditor who is not part of a network of international repute;

(1)	The Board of Directors on April 27, 2009 decided to combine the roles of Chairman of the Board and Chief Executive Officer.

(xiv)	any decision, by any member of the Technicolor Group, to settle litigation underway where such settlement would result in a payment of more than €10 million to the relevant counterparty;

(xv)	the commencement of any litigation where the amount at issue is more than €10 million;

(xvi)	any decision to modify the business plan having the effect of reducing the EBITDA of the Company by more than €50 million on an annual basis;

(xvii)
any significant changes to accounting principles applicable to Technicolor SA or to any subsidiary of the Technicolor Group, other than changes made in application of applicable law or required by the statutory auditors of Technicolor SA or the relevant subsidiary.

Board Committees

In 2009, the Board of Directors was assisted in the exercise of its duties by three committees: the Audit Committee, the Governance and Nominations Committee and the Remuneration Committee. By its decision of February 17, 2010, the Board of Directors decided to create a Technology Committee and to merge the Governance and Nominations Committee and Remuneration Committee into a single committee: the Remuneration, Nomination and Governance Committee. Each Committee formulates proposals, recommendations and assessments in its area of expertise, which is defined by the charter of each committee. For this purpose, it may decide to carry out any study that may help the Board of Directors’ deliberations.

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

This calendar sets the dates for the Board of Directors’ regular meetings (for the release of quarterly financial information, previous year’s annual results, half year results, meeting preceding the Ordinary General Shareholders’ Meeting, etc.). In addition to the meetings included in the calendar, the Board of Directors holds meetings whenever required by the Company’s circumstances. If necessary, the directors meet in long working sessions. In addition, the directors may meet in executive sessions, in which the executive management does not participate.

Directors’ right to information

The Company’s Chairman is required to communicate to each director all documents and information necessary for them to accomplish his mission.

Regular telephonic meetings are held as necessary, between the Chief Executive Officer, the Chief Financial Officer and the directors, in order to ensure the directors are kept regularly informed of changes in the situation, particularly from a financial and business point of view. Such telephonic meetings were held from early January until April 2009, at which time Mr. Rémy Sauter was named Vice-Chairman of the Company and, in this capacity, ensured a permanent link between the Executive Management and the directors. Finally, during these meetings the Board of Directors had regular access to the Company’s outside advisors assisting the Company both with respect to the approval of the financial statements and the debt restructuring (PricewaterhouseCoopers, and financial and legal advisors).

Directors’ duties

Members of the Board of Directors are required to abide by a general confidentiality obligation concerning the content of deliberations in the Board and its Committees, and in relation to information that is confidential in nature or presented by its Chairman as being confidential.

The Internal Board Regulations stipulate that each director is required to inform the Chairman of any personal situation that is likely to create a conflict of interest with the Company or any of the Group’s companies. If necessary the Chairman asks for an assessment from the Remuneration, Governance and Nomination Committee.

4.1.4.3	Board of Directors’ activities in 2009 – and early 2010

In 2009 the Board met eighteen times, with an average participation rate of 83%.

The table below shows the participation rates of each Director:

Directors as of February 17, 2010	Participation Rate
F. Rose	100%
E. Bourdais de Charbonnière	82%
F. de Carbonnel	94%
L. Desmouceaux	100%
P. Lescure	41%
D. Lombard	82%
P. Murray	82%
R. Sautter	94%
H. Vigil (1)	60%
(1) Rate calculated prorata temporis through June 16, 2009, date when term of office ended.

In 2009 the Board of Directors considered, during each of these meetings, the financial debt of the Company and the need for the restructuring of this debt. From the end of 2008, the Board met regularly in order to examine the Company’s indebtedness and, at each step, the conditions and terms of the negotiations with its senior creditors, and ultimately the agreement signed by a majority of them on July 24, 2009. It studied in particular the means necessary for the implementation of this agreement, including the rules relating to the Sauvegarde process, the justifications and opportunities for such a proceeding (in its meetings of April 14, July 20 and November 27), including the unwinding of the Credit Default Swaps (CDS) held by certain of the Company’s creditors. The Board followed the entire process leading to the Executive Management to request the approval of the Board to request the opening of a Sauvegarde proceeding on behalf of the Company, to allow the Company to implement its financial restructuring on an accelerated basis. On this subject, the Board was able to obtain the advice of the legal and financial advisors of the Company.

In connection with its mission, the Board also examined the Company’s quarterly, half yearly and annual financial information: review of the 2009 annual budget, statutory and consolidated accounts for the fiscal year 2008 and the first half of 2009, quarterly revenues for the first and second quarters of 2009 and the process for establishing this information. It reviewed the main accounting questions such as depreciations of goodwill. Each Board meeting which approved the quarterly, half year or annual accounts was preceded by one or more meetings of the Audit Committee, which systematically provided a report to the Board on the questions considered during these meetings.

In addition, the Board of Directors reviewed all financial information communicated to the market, after review by the Audit Committee.

On a strategic level, the Board followed the evolution of the Group’s strategic framework as proposed by the Board of Directors on December 17, 2008.

Regarding corporate governance matters, in light of the financial crisis facing the Company, the Board of Directors decided to modify the corporate management mode of the Company, in accordance with Article L.225-51-1 of the French Commercial Code and Article 17-1 of the Company’s bylaws, by combining the roles of Chairman of the Board of Directors and Chief Executive Officer. Mr. Frederic Rose was thus appointed Chairman of the Board of Directors on April 27, 2009. Subsequently, in connection with the restructuring of its financial indebtedness, the Board of Directors reviewed the governance of the Company and, upon the recommendation of the Governance and Nomination Committee, approved the separation of these same functions on February 17, 2010.

In early 2009, the Board of Directors also launched a self-evaluation of its performance and that of its Committees in the fiscal year 2008, by means of a detailed questionnaire drawn up by the Governance and Nomination Committee and sent to all the directors. The evaluation questionnaire included a series of questions on the following themes: the structure, missions and functions of the Board of Directors, the Board of Directors’ meetings, the functioning of the Board of Directors, contacts outside the Board of Directors, organization and functioning of the Committees, and training. The newly composed Board of Directors will review this evaluation process.

4.1.4.4	Composition and activities of the Board Committees

Audit Committee

Composition

Until February 2010, the Audit Committee consisted of François de Carbonnel (Chairman), Éric Bourdais de Charbonnière, and Paul Murray. Mr. Marcel Roulet, advisor, and Mr. Loïc Desmouceaux, director representing employee shareholders, participated in the Committee meetings.

The composition of the Audit Committee was in compliance with the requirements of Article L. 823-19 of the French Commercial Code established by the Ordinance no. 2008-1278 of December 8, 2008 transposing into French law the Directive 2006/43/EC relating to the control of annual and consolidated financial statements. In addition, the Audit Committee members are considered to be Audit Committee financial experts in compliance with the regulations of the Securities and Exchange Commission and applicable listing standards of the New York Stock Exchange. They are also considered, in compliance with these standards, to be “independent” members.

Since February 17, 2010, the Audit Committee comprises Mr. John Roche (Chairman), Ms. Catherine Guillouard, and Mr. Bruce Hack. The Board of Directors of February 17, 2010, which decided on the composition of the Audit Committee, reviewed questions relating to the independence and expertise of the members of the Committee, and determined that its composition was in compliance with the regulations and standards mentioned in the above paragraph.

Mission

The Audit Committee’s mission and the organization of its activities are defined by applicable law (the Ordinance of December 8, 2008 and the NYSE Rules), its charter, and by the Internal Board Regulations.

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

Pursuant to the Ordinance of December 8, 2008, the work of the Audit Committee also relates to the evaluation of the efficiency of internal controls and the assessment of risks. It also reviews issues raised pursuant to the Company’s “whistleblowing” procedure.

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

The Statutory Auditors participate in each Audit Committee meeting.

Audit Committee’s activities

The Audit Committee met seven times during 2009, with an average participation rate of 95%, and has met three times since the beginning of 2010.

During 2009, the Audit Committee examined the following financial information: the statutory and consolidated accounts for the year ended December 31, 2008 and the first half of, and the 2009 first and third quarter revenues. The financial statements and notes to the financial statements, and the critical accounting policies were presented by the Group’s financial management. In December 2008 and at the beginning of 2009, the Audit Committee looked into accounting issues relating to closure of the accounts for the fiscal year 2008, and in particular examined the question of impairment tests on goodwill and assets with the assistance of PriceWaterhouse Coopers.

The Audit Committee also regularly examined the Group’s indebtedness and liquidity position, particularly in connection with the negotiations with the Company’s senior creditors following the announcement on January 28, 2009 of the breach of its financial covenants, followed by the opening of the Sauvegarde proceeding by the Nanterre Commercial Court on November 30, 2009. On this occasion, the Audit Committee heard from the Company’s financial and legal advisors.

The Audit Committee reviewed the financial communication relating to the results of Technicolor and its indebtedness. In 2009, the Audit Committee undertook a review of the process for selecting the Statutory Auditors whose term will expire following the annual general shareholders’ meeting to approve the financial statements for the year ended December 31, 2009.

The Audit Committee was also presented with an Enterprise Risk Assessment, the internal audit half year plans and their results, the status of the retirement programs implemented by the Company’s non-French subsidiaries, as well as the conclusions of the evaluation of the internal control procedures relating to the preparation and treatment of accounting and financial information within the Group as required by section 404 of the U.S. Sarbanes-Oxley Act of 2002 (see Chapter 8 “Internal and External Controls and Procedures”, section 8.3.1: “Evaluation of disclosure controls and procedures” in this Annual Report).

Governance and Nomination Committee

Composition

Until February 17, 2010, the Governance and Nomination Committee comprised Didier Lombard (Chairman) and Paul Murray, who are independent directors. Mr. Paul Murray was appointed a member of the Committee on July 23, 2008 to replace Mr. Eddy Hartenstein.

The Board of Directors on February 17, 2010 decided to merge this committee with the Remuneration Committee. A Remuneration, Nomination and Governance Committee was put in place (see below regarding the composition of this committee).

Report on the Governance and Nomination Committee’s activities

The Governance and Nomination Committee met on two occasions in 2009 with an average participation rate of 100%.

In particular it examined the mechanism for renewal of directors, specifically those whose term of office came to an end on June 16, 2009. In connection with the financial restructuring, the Governance and Nomination Committee recommended the renewal of the terms of these Directors at the Annual Shareholders’ Meeting on June 16, 2009, and the nomination of Mr. Frederic Rose as Chairman of the Board on a temporary basis.

It also reviewed changes to the composition of the Board of Directors and its mode of operation to be implemented following the debt restructuring process. In this connection, the Committee, upon the proposal of Mr. Frederic Rose, recommended the separation of the functions of Chairman and Chief Executive Officer. The Committee also followed the selection process for director candidates, paying particular attention to the independence and expertise of the candidates. In this connection, the Committee recommended as director Ms. Catherine Guillard and Messrs. Denis Ranque, Bruce Hack and John Roche.

The Committee also considered changes to the Board committees, and recommended the merger of the Remuneration Committee and the Governance and Nominations Committee, as well as the creation of the Technology Committee.

Remuneration Committee

Composition

Until February 17, 2010, the Remuneration Committee consisted of Mr. Rémy Sautter (Chairman), Mr. Pierre Lescure, and Mr. Henry P. Vigil, independent directors. Mr.  Henry P. Vigil resigned from his position as director on June 16, 2009 and therefore ceased to be a member of the Remuneration Committee.

The Board of Directors meeting held on February 17, 2010 decided to merge this Committee with the Governance and Nomination Committee, and the Renumeration, Governance and Nomination Committee was created (the details on this Committee are presented below).

Report on the Remuneration Committee’s activities

The Remuneration Committee met two times during 2009 with a participation rate of 100%. In particular it examined the compensation of the Chief Executive Officer, the conditions relating to his retention package, and in particular the performance criteria, and well as the conditions applicable to his variable remuneration. It consequently recommended that objectives should be set for operational consolidated EBITDA(1) and Free Cash Flow at the Group level for 2009.

In addition, the Committee studied and recommended a proposal for the implementation of an employee shareholding plan and medium-term incentive plan for key managers, closely aligning them to the Group’s objectives. It therefore recommended to the Board to submit to the general shareholders’ meeting of January 27, 2010 the resolutions relating to an employee shareholding plan and the issuance of share subscription and /or purchase warrants for the benefit of the key managers and executives of the Group.

Remuneration, Nomination and Governance Committee (newly constituted)

As indicated above, by decision of the Board of Directors of February 17, 2010, the Governance and Nominations Committee and the Remuneration Committee were merged into a single committee. The Remuneration, Nomination and Governances Committee comprises Mr. Rémy Sautter (Chairman), Denis Ranque and Bruce Hack.

Mission

The Remuneration, Nomination and Governance Committee submits proposals pertaining to the Company’s governance, in particular in respect of the organization and functioning of the Board of Directors. It also makes proposals to the Board of Directors for the appointment of the Board members, the Chairman, the Chief Executive Officer and Board Committees members.

In addition, the Remuneration, Nomination and Governance Committee issues recommendations to the Board of Directors regarding the compensation of the executive directors and the amount of the directors’ fees to be submitted to the Shareholders’ Meeting. The Committee also makes proposals in respect of the awarding of stock options and free shares to the Group’s employees, and more generally concerning the employee shareholder and shareholder savings tools, and issues a recommendation on the coherence between the remuneration of executive directors with that of the other managers and employees.

Technology Committee

Composition

The creation of the Technology Committee was decided by the Board of Directors on February 17, 2010. Its members are Messrs. Didier Lombard, Lloyd Carney and Loïc Desmouceaux.

Mission

The Technology Committee deals with questions relating to innovation and research. They provide opinions and recommendations to the Board of Directors on the various technological choices they face, and participates in defining the strategic direction of the Company. The Committee carries out its work alongside the Technology Director, the Scientific Director and the Research Director, and regularly meets with the Scientific Committee, which is not a Board Committee, formed in 2009.

4.1.4.5	Summary of Significant Differences Between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of the significant differences between the corporate governance standards followed by Technicolor under French law and guidelines and those required by the listing standards of the New York Stock Exchange (the “NYSE”) of U.S. companies that have common stock listed on the NYSE.

The principal sources of corporate governance standards in France are the French Commercial Code and the French Monetary and Financial Code (Code monétaire et financier), as well as a number of general recommendations and guidelines on corporate governance, most notably the Bouton Report of September 2002 and the January 2007 and October 2008 recommendations on compensation of executive directors of listed companies. The Bouton Report includes, among others, recommendations relating to the role and operation of the Board of Directors (creation, composition and evaluation of the Board of Directors and the Audit, Compensation and Nominating Committees) and the independence criteria for Board members and statutory auditors. In December 2008, this collection of recommendations was incorporated into the Corporate Governance Code of Listed Corporations issued by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (the AFEP-MEDEF Corporate Governance Code).

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

French law does not contain any independence requirement for the members of the Board of Directors of a French company and the functions of Board Chairman and Chief Executive Officer are frequently performed by the same person. The AFEP-MEDEF Corporate Governance Code recommends, however, that at least half of the members of the Board of Directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The AFEP-MEDEF Corporate Governance Code states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that is such as to colour his or her judgment.” The AFEP-MEDEF Corporate Governance Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules, although the specific tests under the two standards may vary on some points.

(1)	EBITDA is defined as profit before depreciation, amortization, tax and net finance costs.

Based on the AFEP-MEDEF Corporate Governance Code’s independence criteria, the Company considers that six of its eight Directors are independent and that a majority of the Directors are independent under the NYSE listing standards.

Board Committees

Overview. The NYSE listing standards require that a U.S. listed company must have an Audit Committee, a Nominating/Corporate Governance Committee and a Compensation Committee. Each of these Committees must consist solely of independent Directors and must have a written charter that addresses certain matters specified in the listing standards.

French law implemented the Directive 2006/43/CE of the European Parliament and of the Council of May 17, 2006 on statutory audits of annual accounts and consolidated accounts. French listed companies are now required to establish an Audit Committee (see below the specific requirement of the French Commercial Code on Audit Committees). French law does not require the establishment of other Committees. The AFEP-MEDEF Corporate Governance Code recommends, however, that the Board of Directors set up a Nominating and Compensation Committee, indicating that the Nominating and Compensation Committee may form one Committee. The AFEP-MEDEF Corporate Governance Code also recommends that a majority of the members of each of the Compensation Committee and the Nomination Committee be independent Directors.

Technicolor has established an Audit Committee and a Remuneration, Governance and Nomination Committee and considers that all of the members of these Committees as of March 31, 2010 are independent. For the membership of each Committee, see paragraph 4.1.4.4 above. Moreover, Technicolor has adopted Internal Board Regulations, which define the responsibilities and operation of the three Committees.

Audit Committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies, such as Technicolor. See paragraph 4.1.4.4 for a description of the Audit Committee’s composition and mission.

The audit committee of French public companies shall be responsible for, among other things, reviewing the organization and process of elaboration of the financial statements, reviewing the efficiency of the internal control and risk factors procedures, controlling the statutory auditors’ independence and reviewing the statutory auditors’ work. The AFEP-MEDEF Corporate Governance Code also recommends that the Audit Committee regularly interview statutory auditors without executive management present, and call upon outside experts if necessary.

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

For the activities performed by the Audit Committee of Technicolor in 2008, see paragraph 4.1.4.4 above.

French law requires French public companies that publish consolidated financial statements, such as Technicolor, to have two co-auditors.

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

French law requires neither the adoption of such guidelines nor the provision and publication of such certification. The AFEP‑MEDEF Corporate Governance Code recommends, however, that the Board of Directors of a French public company perform annual self-evaluations and that a formal evaluation by an outside consultant be undertaken every three years.

In the Chairman of the Board’s report required under French law since 2003, the work performed by the Board of Directors and its Committees are commented upon.

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including Technicolor, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers and whether or not there has been any amendment to or waiver granted pursuant to such code in the preceding fiscal year. In December 2005, the Group adopted such a code of ethics for senior financial officers and posted the text of this code on its website. See Chapter 8: “Internal and External Controls and Procedures”, section 8.1.2: “General control environment”.

4.1.4.6	Other information of the Chairman’s report on conditions for preparation and organization of the Board of Directors’ work and on internal control procedures and risk management

Principles and rules adopted by the Board of Directors on the compensation and benefits of directors under Article L. 225-37 of  the French Commercial Code

Principles and rules adopted by the Board of Directors regarding (i) the Chairman and Chief Executive Officer’s compensation and benefits are presented in paragraph 4.1.5.1 below and (ii) director’s fees or other remunerations allocated to the directors are presented in paragraph 4.1.5.4 below.

Information on Stock Option Plans and Free Shares Plans granted in favor of executive directors are set forth in paragraph 4.1.5.5 and section 4.3.4 below.

Participation of shareholders in general meetings

There is no specific arrangement for participation of shareholders in the Company’s general meetings.  For more information about the conditions for participation in the meetings, see Chapter 6: “Additional Information”, section 6.2: “Memorandum and Articles of Association”.

Elements likely to have an impact in the event of a takeover bid

Chapter 6: “Additional Information”, section 6.1.9: “Elements likely to have an influence in case of a public offer” provides information about elements likely to have an impact in the event of a takeover bid, in compliance with article L.225-100-3 of the French Commercial Code.

4.1.5	Compensation and benefits of Directors

4.1.5.1	Compensation and benefits of Mr. Frederic Rose, Chief Executive Officer

Mr. Frederic Rose took up his position on September 1, 2008. He does not have any employment contract with the Company or any Group company and is not an officer of any other Group company.

The compensation for Mr. Frederic Rose for his functions as Chief Executive Officer was decided by the Board of Directors on July 23, 2008 and March 9, 2009, on the basis of proposals by the Remuneration Committee.

His compensation includes a fixed part for an annual gross amount of €800,000, and a variable portion conditional upon achievement in 2009 of certain consolidated EBITDA and Free Cash Flow targets. Payment of the variable compensation is conditional for 50% upon achievement of the consolidated EBITDA objective and for 50% upon achievement of the consolidated Free Cash Flow objective. At least 80% of each objective must be achieved in order to entitle Mr. Frederic Rose to payment. In the event that 80% to 100% of an objective is achieved, the amount of variable compensation for that objective would be reduced. The amount of variable compensation may represent 100% of the annual gross fixed compensation in the event the objectives are achieved, and is limited to 125% in the event the objectives set are exceeded.

The consolidated Free Cash Flow objective fixed for 2009 had been achieved, but the consolidated EBITDA objective had not been achieved. As a result the variable remuneration of Mr. Rose for 2009 amounted to €400,000 gross, half the total amount of the variable remuneration target.

Mr. Frederic Rose decided to waive all Director's fees to which he was entitled for 2009, totalling €59,016.

It is recalled that in 2009, given the Group situation as of December 31, 2008, Mr. Frederic Rose decided to waive:

1.	the €66,000 monthly bonus amounting to €264,000 gross for the period from September 1, 2008 to December 31, 2008, which he had been granted on taking up his duties,

2.	the 1,000,000 stock options he had been granted by the Board of Directors July 23, 2008 meeting. For more details on the plan, please see below paragraph 4.1.5.6.

3.	all his director's fees for 2008.

Upon the request of Mr. Rose, the payment of a sign-on compensation of €150,000 gross decided by the Board of Directors on July 23, 2008, as partial compensation for loss of rights due to his departure from Alcatel Lucent, was suspended. Following the opening of a Sauvegarde proceeding by the Nanterre Commercial Court on November 30, 2009, this sum was declared as part of the Company's liabilities, and will be settled under the conditions set out in the Sauvegarde Plan for the Company.

In the event of removal from his corporate position as Chief Executive Officer, except in the case of gross negligence or gross misconduct, Mr. Frederic Rose is entitled to an indemnity whose maximum gross amount would be equal to fifteen months fixed and variable compensation. This amount would be calculated according to his total fixed and variable compensation in relation to the fiscal year preceding the date of the Board of Director’s decision to remove him from corporate office. Pursuant to article L. 225-42-1 of the French Commercial Code, the payment of this indemnity is subject to performance requirements based on the Group operational consolidated EBITDA(1) and Free Cash Flow(2), determined on a yearly basis by the Board of Directors.

(1)	EBITDA is defined as profit before depreciation, amortization, tax and net finance costs.
(2)	Free cash flow is defined as net operating cash from / (used) in operating activities less purchases of property, plant & equipment (net of disposals) and intangible assets.

Half of the indemnity payment is subject to the achievement of a consolidated EBITDA target and the remaining half subject to that of a Free Cash Flow target. If at least 80% of either the EBITDA or Free Cash Flow performance target is not achieved, no indemnity shall be due. Should the percentage of achievement of either target fall between 80 and 100%, the indemnity would be reduced. The achievement of all operational consolidated EBITDA and Free Cash Flow targets is measured, on the basis of a constant scope of consolidation, on average by comparison to the average EBITDA and Free Cash Flow targets determined for the three fiscal years prior to the dismissal date.

However,

•
the achievement of each operational consolidated EBITDA and Free Cash Flow target is measured, on the basis of a constant scope of consolidation, on average by comparison to the average EBITDA and Free Cash Flow targets determined for fiscal years 2009 and 2010 in case of removal before December 31, 2011;

•
the achievement of each of operational consolidated EBITDA and Free Cash Flow target is measured, on the basis of a constant scope of consolidation, on average by comparison of the average EBITDA and Free Cash Flow targets determined for fiscal year 2009 in case of a removal before December 31, 2010.

Finally, the right to such compensation is subject to the condition that Mr. Frederic Rose exercised his functions for at least one financial year at the date of his termination, which condition was met on December 31, 2009.

Furthermore, in the event of termination from his duties, a non-competition clause will be enforceable for a period of 9 months following termination, and applicable in Europe, Asia and the United States, in exchange for which he will receive monthly compensation calculated on the basis of his last monthly overall pay. This commitment was approved by the Board of Directors meeting dated July 23, 2008 and modified at the Board meeting of March 9, 2009 which cancelled the Company's possibility of refusing to meet this commitment. This modification was approved by the Annual Shareholders Meeting held on June 16, 2009.

Mr. Frederic Rose does not benefit from any additional pension scheme.

The employer’s charges paid by the Company in respect of Mr. Frederic Rose’s compensation amounted to €256,081 in 2009.

TABLE SUMMARIZING THE COMPENSATION OF MR. FREDERIC ROSE

	2008				2009
(in €)	Amounts due		Amounts paid		Amounts due		Amounts paid
Fixed	266,667		266,667		800,000		800,000
Variable	0	(1)	0	(1)	400,000		0	(6)
Sign-on Compensation	150,000	(2)	0	(2)	N/A		0	(2)
Directors’ fees	0	(3)	N/A	(4)	0	(5)	0	(4)
TOTAL	416,667		266,667		1,200,000		800,000
(1) Mr. Frederic Rose waived the payment of the monthly fixed bonus of €66,000 (gross) in respect of the second half of 2008
(2) Mr. Frederic Rose requested that the payment of the sign-on compensation be suspended. This compensation was declared as part of the Company’s liabilities under the Sauvegarde Proceeding opened in favour of the Company on November 30, 2009
(3) Mr. Frederic Rose waived payment of his Directors’ fees in respect of the fiscal years 2008
(4) Directors fees are paid at the beginning of the year following the fiscal year with respect to which they are due
(5) Mr. Frederic Rose waived payment of his Directors’ fees in respect of the fiscal year 2009
(6) Variable compensation for 2009 is paid in 2010

4.1.5.2	Compensation and benefits of Mr. François de Carbonnel, Chairman of the Board of Directors in 2009

Mr. François de Carbonnel occupied the position of the Chairman of the Board of Directors from April 9, 2008 till April 27, 2009.

Mr. François de Carbonnel was not allocated any compensation in his capacity as Chairman of the Board of Directors. In his capacity as director, Mr. François de Carbonnel received €73,770 of Director’s fees in 2009.

In 2008, Mr. François de Carbonnel, was awarded, on an extraordinary basis, €60,000 in compensation for his work in searching for a new Chief Executive Officer. This compensation was approved by the General Shareholders’ Meeting on June 16, 2009 in connection with the approval of regulated agreements (related party transactions). Mr. François de Carbonnel also received, in his capacity as Director, Directors’ Fees in the amount of €58,924 in respect of 2008.

TABLE SUMMARIZING THE COMPENSATION OF MR. FRANÇOIS DE CARBONNEL IN HIS CAPACITY AS CHAIRMAN OF THE BOARD OF DIRECTORS (Table no 2 of the AMF recommendation)

	2008			2009
(in €)	Amounts due		Amounts paid	Amounts due	Amounts paid
Exceptional compensation	60,000	(1)	60,000	N/A	N/A

	2008				2009
(in €)	Amounts due		Amounts paid		Amounts due		Amounts paid
Directors’ fees	58,924	(2) (4)	40,000	(3)	73 770	(2) (5)	58,924	(4)
Fringe Benefits	N/A		N/A		N/A		N/A
TOTAL	118,924		100,000		73,770		58,924
(1) Exceptional remuneration in connection with the recruitment of a new Chief Executive Officer
(2) This amount was subject to withholding
(3) Directors’ fees for 2007 paid in 2008.
(4) Directors’ fees for 2008 paid in 2009.
(5) Directors’ fees for 2009 paid in 2010.

4.1.5.3	Summary of compensation, benefits, options and performance shares attributed to executive directors

SUMMARY TABLE OF THE COMPENSATION OPTIONS AND SHARES AWARDED TO EACH EXECUTIVE DIRECTOR (dirigeant mandataire social) (Table no 1 of the AMF recommendation)

	François de Carbonnel		Frederic Rose
(in euros)	Fiscal 2008	Fiscal 2009	Fiscal 2008		Fiscal 2009
Remuneration in respect of the fiscal year (detailed in the table provided in paragraphs 4.1.5.1 and 4.1.5.2)	118,924	73,770	416,667	(1)	1,200,000
Valuation of options granted during the fiscal year (detailed in the table provided in paragraph 4.3.4)	N/A	N/A	N/A	(2)	N/A
Valuation of performance shares granted during the fiscal year	N/A	N/A	N/A		N/A
TOTAL	118,924	73,770	416,667		1,200,000

(1)
Mr. Frederic Rose forfeited payment of his fixed monthly bonus in the amount of €66,000 gross in respect of the second half of 2008 and requested suspension of the payment of his starting bonus in the amount of €150,000 gross.

(2)	Mr. Frederic Rose forfeited 1 million subscription options that were granted to him by the Board of Directors on July 23, 2008.

SUMMARY TABLE OF BENEFITS GRANTED TO THE EXECUTIVE DIRECTORS (dirigeants mandataires sociaux) (Table no 10 of the AMF recommendation)

	Employment Contract		Additional pensions scheme		Indemnities or benefits due or possibly due following taking up, ceasing or changing position		Allowances in relation to a non-competition clause
Executive directors	Yes	No	Yes	No	Yes	No	Yes	No
Frederic Rose		X		X	X(1)		X(1)
François de Carbonnel (2)		X		X		X		X
(1) See paragraph 4.1.5.1 above. (2) Mr. François de Carbonnel served as Chairman of the Board of Directors from April 9, 2008 to April 27, 2009 and served as Director until February 17, 2010.

4.1.5.4	Directors’ fees and other compensation

Directors’ fees

In compliance with Article L. 225-37 of the French Commercial Code, the principles and rules stated by the Board of Directors to determine the directors’ fees awarded to executive directors are shown below.

The Remuneration Committee recommends to the Board of Directors the total amount of Directors’ fees to be submitted for shareholders’ approval at the Annual General Shareholders’ Meeting, and their allocation among the directors. The maximum annual amount of Directors’ fees that can be paid to the directors was set at €450,000 by the Annual General Shareholders’ Meeting held on May 7, 2004 and this amount has not been modified since this date.

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

Advisors receive remuneration equivalent to the fees received by the Directors.

For 2008 and 2009, the amount of the Directors’ fees was distributed according to the director’s effective attendance, within the limit of €450,000 set by the Annual General Shareholders Meeting.

Given the Company’s situation, the Board of Directors held on March 9, 2009 decided to suspend the payment of the 2009 Directors’ fees and to review the decision according to the evolution of the financial situation of the Company and the evolution of the Board of Directors. Given the advancement in the debt restructuring, the Board of Directors on January 27, 2010 decided to allocate the payment of the 2009 Directors’ fees.

The Directors did not receive any other compensation besides directors’ fees in respect of the fiscal year 2009. The Directors of the Company do not hold office at any of the Company’s subsidiaries.

DIRECTORS’ FEES AND OTHER COMPENSATION ALLOCATED TO THE NON-EXECUTIVE DIRECTORS (Table no 3 of the AMF recommendation)

Name	Amounts paid in 2008(1) (3)			Amounts paid in 2009(2) (3)
(in euros)	Directors’ fees		Extraordinary compensation	Directors’ fees		Extraordinary compensation
Éric Bourdais de Charbonnière	40,000			42,888		-
François de Carbonnel	40,000		60,000(9)(14)	58,924
Loïc Desmouceaux	35,000	(4)		38,786	(6)	-
Eddy W. Hartenstein (11)	34,500			19,020		16,000	(13)
Pierre Lescure	16,000			36,548		-
Didier Lombard	35,000			33,938		-
Gérard Meymarian	32,000	(4)		20,885	(5)	-
Paul Murray	40,000		8,000(10)(14)	48,855
Marcel Roulet (12)	40,000			39,905		17,500	(13)
David Roux (7)	35,000			36,548		-
Rémy Sautter	33,500			53,703		-
Henry P. Vigil (8)	-		-	-		-

(1)	Directors’ fees for 2007 paid in 2008.
(2)	Directors’ fees for 2008 paid in 2009.
(3)	Some amounts have been subject to a withholding tax.
(4)	€2,500 has been paid directly to the Technicolor Employee Shareholders’ Association on behalf of each director representing employee shareholders.
(5)	€1,500 has been paid directly to the Technicolor Employee Shareholders’ Association on behalf of Mr. Gérard Meymarian.
(6)	€3,000 has been paid directly to the Technicolor Employee Shareholders’ Association on behalf of Mr. Loïc Desmouceaux.
(7)	Mr. David Roux resigned from the Board of Directors effective as of October 21, 2008. Mr. David Roux’s Directors’ fees were paid directly to Silver Lake Partners.
(8)	The term of office of Mr. Henry P. Vigil expired following the Ordinary and Extraordinary Shareholders’ Meeting held on June 16, 2010. He waived payment of his Directors’ fees.
(9)	Extraordinary compensation for his work in searching for a new Chief Executive Officer.
(10)	Extraordinary compensation in respect of his services provided to handle the follow up of a dispute.
(11)	The term of office of Mr. Eddy Hartenstein expired on May 22, 2008. He was appointed to the position of advisor (“censeur”) on July 23, 2008.
(12)
Mr. Marcel Roulet resigned from the Board of Directors effective as of October 12, 2008. He was appointed to the position of advisor (“censeur”) for a period of 18 months at the Board of Directors’ meeting held on October 15, 2008.

(13)	Compensation in the capacity of advisor in 2008 paid in 2009.
(14)	Compensation approved by the general shareholders’ meeting of June 16, 2009 as a regulated agreement (related party transaction).

4.1.5.5	Stock Options awarded to directors - Performance Shares

During 2008, no stock options were granted to the executive directors.

The details on the stock options granted to the executive directors during the previous years are presented below.

Stock Options granted to Mr. Frederic Rose

Mr. Frederic Rose waived the 1,000,000 stock options he had been granted by the Board of Directors held on July 23, 2008. They had been granted at an exercise price of €3.75 and they could be exercised only if requirements for both attendance and performance were met. The performance requirements were based on the consolidated EBITDA and the consolidated Free Cash Flow targets objectives, determined annually by the Board of Directors.

In addition, the Board of Directors decided on July 23, 2009 to grant Mr. Rose, during the second year of his term, 500,000 share stock options. These stock options have still not been granted.

Stock Options granted to other directors

Mr. Loïc Desmouceaux, the employee shareholder representative Director, has been granted the following stock options in his position as an employee of the Group:

STOCK OPTIONS GRANTED TO MR. LOÏC DESMOUCEAUX (*)

Plan number and Shareholders Meeting’s date	Plan no. 3 10/11/2000 Subscription options	Plan no. 6 10/05/2005 Subscription options	Plan no. 7 10/05/2005 Subscription options
Date of Board of Directors’ meeting	September 22, 2004	September 21, 2006	December 14, 2007
Number of options granted	7,600	2,000	1,000
(*) For more information about these Stock Option plans, see section 4.3.4 of this chapter.

Other information concerning Stock Option plans or performance shares awarded to executive directors

During 2009, no stock option previously awarded to the executive directors was exercised by the beneficiaries.

Stock Options exercised during the fiscal year by each director (Table n° 5 of the AFEP-MEDEF recommendation)	None

No performance shares were granted to executive officers in 2009.

Performance shares granted to each executive officer in 2009 (Table n° 6 of the AFEP-MEDEF recommendation)	None
Performance shares that became available for each executive officer in 2009 (Table n° 7 of the AFEP-MEDEF recommendation)	None

4.2	Executive Committee

4.2.1	Members of the Executive Committee

As of the date hereof, the Executive Committee comprises seven members. The following table shows their responsibilities and year of appointment.

Name of Executive Committee Member	Age	Responsibility	Appointed
Frederic Rose	47	Chief Executive Officer	2008
David Chambeaud	42	Human Resources & Sustainability	2009
Béatrix de Russé	62	Licensing	2004
Andrew Levido	46	Business Operations and Grass Valley	2008
Vince Pizzica	46	Strategy, Innovation and Connect	2008
Lanny Raimondo	66	Entertainment Services	2001
Stéphane Rougeot	41	Chief Financial Officer	2008

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

Mr. David Chambeaud was appointed Head of Human Resources & Sustainability in July 2009. Previously and since 2005, he was Head of Sourcing for the Group. From 1995 to 2005, Mr. David Chambeaud occupied various functions within the Sourcing Management team based in France and Germany assuming regional or division responsibilities. He also worked within the Packaging Division of the Danone Group. David Chambeaud is a graduate of the EPSCI (Ecole des practiciens du commerce international), an international business school which is part of the ESSEC Group.

Mrs. Béatrix de Russé is Head of Intellectual Property and Licensing since February 2004. Prior to this and since 1999, she was Head of Licensing. From 1993 to 1999 she was successively Head of Licensing, then Head of Patents and Licensing for Thomson. From 1984 to 1992, Mrs. Béatrix de Russé was in charge of international contracts and Intellectual Property at Thomson Components and STMicroelectronics, where she specialized in Intellectual Property matters. From 1976 to 1983, she worked as an international attorney at the international division of Thales (former Thomson CSF). Mrs. Béatrix de Russé holds a Master’s degree in law and DESS in International Trade law as well as a Master’s degree in English and a CDCI diploma.

Mr. Andrew Levido is Head of Business Operations and Grass Valley. He was formerly in charge of operations at Alcatel-Lucent, overseeing the financial and operational performance of the EMEA and APAC regions. Mr. Andrew Levido has lived and worked in both Asia and Europe. He has held several senior positions with Alcatel, including COO for the APAC region, Country Leader for Hong Kong and Australasia, and General Manager of Alcatel’s Integration and Services activities in Australasia. Mr. Andrew Levido has 20 years experience in the technology sector, working for a number of major companies including Siemens, GEC Plessey and Exicom. He holds a Bachelor of Engineering from the University of Technology, Sydney, and an MBA from Macquarie University.

Mr. Vince Pizzica is Head of Research and Innovation and Connect. Prior to joining Technicolor, Mr. Pizzica was advisor to the COO of Telstra on Mediacomms technology and prior to that was in charge of Technology, Strategy and Marketing at Alcatel-Lucent for the Europe, Africa and Asia region. Mr. Vince Pizzica has lived and worked in both Europe and Asia. Over a 25-year career in the telecoms industry, he has held a number of positions at Alcatel, Siemens and Telstra, including CTO for the APAC region at Alcatel-Lucent, General Manager of the Trusted Networks activity at Siemens in Australia and various roles in operations and technology at Telstra. Mr. Vince Pizzica holds a Bachelor of Engineering from the Institute of Engineers in Australia, and a Master of Telecoms & Info Systems from the University of Essex, U.K.

Mr. Lanny Raimondo is Head of Entertainment Services. He joined Thomson in 2001, when the Group acquired Technicolor. Mr. Lanny Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of Technicolor Group in 1998, after having served as President of the Company’s Home Entertainment business. Prior to that, Mr. Lanny Raimondo spent 16 years with Pirelli Cable Corporation where he managed large subsidiary companies in Great Britain, Canada and the U.S., holding the position of President and Chief Executive Officer of North American Group from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

Mr. Stéphane Rougeot joined Technicolor as Chief Financial Officer in November 2008. Previously he worked for France Telecom – Orange Business Services beginning in 2003, initially within Equant as Head of Strategy and then as Head of Indirect Sales prior to becoming Group Controller in 2007. He had worked previously at Technicolor  where he was in charge of Investor Relations and then Corporate Communications from 1998 to 2003. He began his career at Total working in Africa and in Paris within Controlling, Project Financing and M&A. Mr. Stéphane Rougeot is a graduate of the IEP business school in Paris.

Role of the Executive Committee.

The Executive Committee meets under the direction of the CEO once per week, with an agenda determined collectively by its members. It examines questions relating to the activities of the Group. In this regard, it deals primarily with business activities, specific projects, following up on transactions and financial results, and the identification and assessment of risks.

4.2.2	Executive Committee Compensation

Executive Committee Compensation

In 2009, the total compensation paid by the Company and by other companies of the Group to the members of the Executive Committee, including the Chief Executive Officer, was €5.6 million.

Given the financial situation of the Group, no portion of the variable remuneration of the members of the Executive Committee was paid in 2009 with respect to the second half of 2008.

In 2008, the total compensation paid by the Company and/or companies of the Group to members of the Executive Committee (including that paid to the CEO) within Technicolor as of the publication of our 2008 Annual Report amounted to €4.37 million (including a variable component of €1.8 million). The total amount of compensation paid to previous members of the Executive Committee amounted to €5.96 million (including a variable component of €2.8 million).

The variable compensation for members of the Executive Committee in respect of 2008 comprised two half year bonuses, calculated based on Group results, and in 2009, the Company proceeded with a review of all variable plans within the Group, Following this review, the variable remuneration for 2009 of Executive Committee members is determined annually on the basis of annual financial targets fixed at Group level, approved by the Board of Directors, and payable based on Group results.

The total amount provided for pensions and retirement and other similar benefits granted to the members of the Executive Committee amounted to €2.4 million in 2009 and €3.03 million in 2008.

Loans and guarantees granted or established for the members of the Executive Committee

None.

4.3	Employees and Workforce

4.3.1	Overview

On December 31, 2009, the Group employed 20,818 employees, (67% male and 33% female) compared to 22,775 employees at December 31, 2008, a decrease of 8.5%.

The highly competitive and rapidly-changing Media & Entertainment sector in which the Group provides its products, technology and services requires continuing adjustment to the workforce.

The table below shows Technicolor’s total workforce as of December 31, 2009, 2008 and 2007, as well as the distribution of personnel across geographical regions.

	2009	2008	2007
Europe	7,590	7,863	8,552
North America	8,719	10,211	10,571
Asia – Oceania (1)	2,139	2,055	2,972
Other countries (2)	2,370	2,646	2,587
Total number of employees (3)	20,818	22,775	24,682
Number of employees in entities accounted for under the equity method (*)	3,092	2,655	N/A
(*) Mainly the joint venture with NXP, NuTune
(1) Of which People’s Republic of China including Hong Kong.	720	672	1,067
(2) Of which Mexico.	1,468	1,527	1,650
(3) Includes employees of activities treated as discontinued.

Total workforce figures above account for executives, non-executives and workers. Temporary employees and trainees are excluded.

The following table indicates the number of Group employees by segment as of December 31, 2009:

Division / Segment	Number of employees	Percentage
Entertainment Services	13,190	63%
Connect	2,513	12%
Technology	666	3%
Corporate	583	3%
Business Operations	487	2%
Other (1)	3,379	16%
TOTAL	20,818	100%
(1) Includes employees of activities treated as discontinued.

The overall reductions in work force since December 2008 resulted primarily from:

•	lower demand in DVD-production, with a strong impact on the North America and Poland workforces;

•	fluctuation in demands for print release, media services;

•	transfer of the Software & Technology Solution division to Civolution.

The increase in Asia – Oceania is related to the reinforcement of our unit in Bangalore dedicated to existing and upcoming projects with DreamWorks.

4.3.2	Employee Profit-Sharing

Four French subsidiaries of the Company offer employees incentive plans based on the related subsidiary’s results.

The total annual bonuses distributed to employees in connection with these incentive plans over the three fiscal years were the following:

•	amounts distributed in 2007 for year 2006: €878,511;

•	amounts distributed in 2008 for year 2007: €579,275 and;

•	amounts distributed in 2009 for year 2008: €358,521.

Also, several of our locations in France and in the United States offer their employees profit sharing based on company results.

4.3.3	Shares held by employees

In accordance with Article L. 225-102 of the French Commercial Code and to the Company’s best knowledge, the number of shares held by the Group’s employees and former employees represented around 2.05% of our share capital at December 31, 2009.

As of December 31, 2008, the number of shares held by the Group’s employees in the Group Saving Plan (Plan d’Épargne Entreprise), by employees and former employees through Thomson’s savings plan (Fonds Communs de Placement d’Entreprise), and the number of shares directly held by the employees and subject to a lock-up period was 2,684,061 shares, representing 0.99% of the share capital.

The countries with the greatest number of shares held by the Group’s employees and former employees are currently France, the United States, Italy, Singapore and Germany.

4.3.4	Stock Option Plans and Free Share Plans/Redeemable share subscription or purchase warrants (BSAAR)

Stock Options Plans

The Shareholder’s Meeting held on May 22, 2008 authorized the Board of Directors to grant subscription or purchase options to the Group’s employees or directors. This authorization was given for a period of 38 months, and is valid until July 22, 2011. Options granted under this authorization cannot give rights to a total number of shares greater than 3% of the share capital as of the day of the Board of Directors’ decision to grant the options.

As of December 31, 2009, the Company has established the following seven existing stock option plans:

	Plan 1	Plan 2	Plan 3	Plan 4	Plan 5	Plan 6	Plan 7
	Purchase options	Subscription options	Subscription options	Purchase options	Purchase options	Subscription options	Subscription options
Date of the Shareholder Meeting	November 10, 2000	November 10, 2000	November 10, 2000	November 10, 2000	May 10, 2005	May 10, 2005	May 10, 2005
Date of Board decision	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001	September 22, 2004	April 19, 2005	December 8, 2005	September 21, 2006	December 14, 2007

	Plan 1	Plan 2	Plan 3	Plan 4	Plan 5	Plan 6	Plan 7
	Purchase options	Subscription options	Subscription options	Purchase options	Purchase options	Subscription options	Subscription options
Number of options granted, including:	4,018,500	3,540,300	7,366,590	719,400	1,993,175	2,739,740	1,307,100
Number of options granted to directors and officers (1)
Loïc Desmouceaux			7,600			2,000	1,000

Number of options granted to the first ten employee beneficiaries (2)	135,000	121,500	1,926,500	175,000	401,400	635,000	281,000
Beginning of the exercise period	December 19, 2003	October 13, 2004	September 23, 2007	April 20, 2008	December 9, 2008	September 22, 2008	December 15, 2009
Plan life	10 years	10 years	10 years	10 years	10 years	8 years	8 years
Expiration date	December 17, 2010	October 11, 2011	September 21, 2014	April 18, 2015	December 7, 2015	September 20, 2014	December 14, 2015
Exercise price	€55.90	€31.50	€16.00	€20.82	€17.73	€12.49	€10.43
Exercise period	50% as of December 19, 2003 and 100% as of December 19, 2004	50% as of October 13, 2004 and 100% as of October 13, 2005	50% as of September 23, 2007 and 100% as of September 23, 2008	50% as of April 20, 2008 and 100% as of April 20, 2009	50% as of December 9, 2008 and 100% as of December 9, 2009	50% as of September 22, 2008 and 100% as of September 22, 2009	50% as of December 15, 2009 and 100% as of December 15, 2010
Number of shares subscribed as of December 31, 2009	-	-	-	-	-	-	-
Number of options cancelled since the beginning of the plan	3,595,500	3,268,800	3,075,350	299,900	844,850	940,050	279,600
Number of options cancelled in 2009	9,300	10,200	612,810	96,700	251,600	365 ,800	165,600
Number of outstanding options at the end of 2009	423,000	271,500	4,291,240	419,500	1,148,325	1,799,690	1,027,500

(1) Mr. Frederic Rose waived the 1,000,000 stock options he had been granted by the Board of Directors held on July 23, 2008.
(2) Information provided pursuant to article L.225-184 of the French Commercial Code.

As of December 31, 2009, the total options granted under the plans amounted to 1,990,825 purchase options and 7,389,930 subscription options granted to 620 beneficiaries.

The exercise prices of the various stock option plans have been fixed without discount and calculated on the basis of the average share price of the 20 trading days prior to the Board of Directors meeting.

Pursuant to Article L. 225-184 of the French Commercial Code, we specify the following:

•	as of December 31, 2009, no stock options of the above Plans have been exercised;

•	no stock options were granted to employees of the Group in 2009.

Free Share Plan

The Shareholders’ Meeting of May 10, 2005 authorized, with delegation to the Board of Directors, the allocation of free shares to employees and officers of the Group. This delegation was renewed at the Shareholders’ Meeting of May 15, 2007 in order to take into account the adjustments made to this mechanism by French law No. 2006-1770 of December 30, 2006, for the development of profit-sharing and employee shareholding.

Making use of this delegation, the Board of Directors meeting held on June 21, 2007 approved the implementation of a global free share plan to eligible employees of the Group.

This worldwide plan provides, depending on the country, acquisition periods of either two or four years.

On June 21, 2009, 142,820 free shares, which accounted for 0.05% of Technicolor’s share capital, were granted to employees who met the conditions of continuous employment during the two-year acquisition period.

As of December 31, 2009, the maximum number of remaining shares to be delivered after the four-year acquisition period and subject to the achievement of specified granting conditions was 174,460 shares, accounting for 0.06% of Technicolor’s share capital.

Moreover, the Board of Directors meeting held on October 17, 2007 approved the implementation of a Long-Term Incentive Plan for the retention of key managers and employees with high potentials of the Group with the intention of associating beneficiaries with the development of the Group and the execution of 2007-2009 strategic objectives. Within the framework of this plan, free shares granting rights were allocated, the final acquisition of which is subject to conditions of operational performance achievements and continued employment within the Group on October 17, 2009 for the first acquisition, and then on October 17, 2010 for the second acquisition. These shares will be subject to a transfer restriction for a period of two years as of the initial acquisition dates.

The operational performance conditions for the first acquisition period ending October 17, 2009 having not been achieved, the Company has not granted any free shares under this plan.

On December 31, 2009, the maximum number of rights to receive existing company shares under this Long-Term Incentive Plan, subject to the full achievement of acquisition conditions under the second acquisition period, is 217,960 shares which accounts for 0.08% of Technicolor’s share capital.

The Company has not granted any free share plan under Article L. 225-197-1 of the French Commercial Code in 2009.

Redeemable share subscription or purchase warrants (BSAAR)

The general shareholders’ meeting of January 27, 2010 authorized, with delegation to the Board of Directors, the issuance of redeemable share subscription or purchase warrants (BSAAR) for the benefit of employees and executive officers of the Company and its subsidiaries, without preferential subscription rights. This authorization was given for a period of 18 months, or until July 27, 2011. The nominal amount of the share capital increases that may be carried out pursuant to this resolution amounts to €4,500,000.

4.3.5	Human Resources & Sustainable Development

Technicolor’s Human Resources & Sustainable Development (HR&S) organization is aimed at reinforcing Technicolor’s strategic priorities, contributing to Group objectives and consequently fully aligned with our different businesses. Human Resources, & Sustainable Development is structured to address and to permanently optimize the 3 HR&S dimensions:

1.	HR Business Division and HR Corporate Functions;

2.	Regional HR Functions;

3.	Group Transversal HR Functions.

All HR&S managers have clear responsibilities and accountabilities, thereby maximizing efficiency and allowing us to capitalizing on the specialized skills of our HR&S individuals. Regardless of their location or current organization HR&S individuals report exclusively and directly to the HR&S organization.

1.	HR Business Division and HR Corporate Functions

Consistent with our Group organization, each Business Division and Corporate Function is placed under a dedicated leader managing all HR aspects that support the business unit strategic and operational focus in a timely and efficient manner. The HR Business Groups and HR Corporate Functions are organized as follows:

•	Technology

•	Entertainment Services

•	Connect

•	Grass Valley

•	Corporate Functions (integrating Finance, Human Resources & Sustainable Development and Business Operations)

•	Strategy, Technology & Research

•	Marketing & Branding, Communications

2.	Regional HR Functions

The Regional HR Functions ensure a consistent HR approach across sites and functions within each geographical region and guarantee that we remain fully compliant with local employment laws and practices. In order to maximize our services delivery and quality, our three regions are regrouped under a unique leader and our Regional HR Centres are geographically organized as follows:

•	Asia-Pacific

•	Americas (North America and Latin America)

•	EMEA (Europe, Middle East and Africa)

3.	Group Transversal HR Functions

The Group Transversal HR functions ensure consistency and delivery of key Group HR projects and provide specialized expertise across the whole organization. The Group Transversal HR Functions are organized as follows:

•	Compensation, Benefits and HR Information System (C&B HRIS) focusing on Compensation and Benefits practices, information and management systems

•	Talent and Organization Development focusing on people development, talent management, mobility, performance management and organizational development practices

•	HR Processes, Metrics and KPIs

•	Group Programs, CSR and Labor Relations

The Head of HR&S, a member of Technicolor’s Executive Committee, defines HR&S strategic priorities in line with Technicolor’s strategic plan, implements and adapts the HR&S model, identifies organizational needs and related resources, and pilots HR&S initiatives across all of the Group’s activities.

4.3.6	Human Resources & Sustainable Development Quality Policy

To effectively address customers’ needs and expectations internally, Human Resources & Sustainable Development (HR&S) has implemented its 2009 / 2010 plan around key projects supported by dedicated HR Working Groups, such as:

•	People, Talent & Leadership Development

•	Regional HR Coordination

•	Compensation and Benefits

•	HR Processes

•	HR KPIs, Metrics and Benchmarks

•	HRIS Tools and Road map

•	Sustainable Development

These HR Working Groups have successfully launched global initiatives, such as:

•	New internal networks (Fellowship Program)

•	New R&D and Engineer Project awards

•	Leadership development program for corporate research activities

•	Improvement of annual review programs addressing talents and succession planning

•	Redesign of our Regional HR Functions

•	Fine tuning of our global mapping, job grading and combined headcount and salary mass reporting

•	Streamlining and redesign of all our variables programs

•	Global processes mapping supported by KPIs, metrics and benchmarks

•	Road map preparing the implementation of a new Human Resources Information Systems (HR4U)

•	Design of a future Performance Management and Development Program process

All these initiatives are reviewed and upgraded every two weeks by the HR&S Working Group Leaders and reviewed each month by the HR&S Strategic Leadership Team.

In addition, the HR&S Strategic Leadership Team holds quarterly meetings on all related initiatives, and progress is reported by way of a human resources “scorecard”. Moreover, several internal audits are conducted during the year in order to secure and evaluate the various initiatives that are launched.

4.3.7	Development of Management Competencies

In 2009, the primary target of Technicolor has been to focus on redefining the competencies in line with the new strategy, performance requirements and the future development of the businesses. With the objective to align all existing practices of the Group in this domain, a new competency model based on the Group’s values, leadership competencies and expertise recognition was built and will progressively be deployed, serving as common ground across the organizations for the development of competencies and careers throughout the Group.

Research and Innovation was the first to use such a model and has designed different career paths for Center and Lab management and for Project Leadership. It has also implemented a scientific career path increasing the acknowledgement of individual contributors’ expertise in the scientific area.

In addition, an achievement network, the Fellowship Network, was created to bring together the strengths of individuals from various scientific domains whose expertise is publicly recognized inside and outside the Group. Members of the Fellowship Network significantly contributed to production of patents and have responsibility for key projects, thereby contributing to the Group’s expertise.

Aligned with the Group’s commitment to expertise recognition and alongside the traditional Patents and Procurement Awards, a new Engineering Award was created. This initiative values and increases the visibility of our best R&D projects and practices, encouraging a high level of involvement from our employees and, simultaneously, rewarding creative projects and initiatives.

Leadership development is a key area for the Company. Several initiatives were launched in 2009 and will be continued in 2010:

•
The Corporate Research worldwide meetings on strategic and operational subjects in the Research & Innovation were extended to include Leadership sessions. Twice in 2009, they gathered 25 Senior Scientists, Directors and Managers from different countries around the challenges and best practices on leading people in research.

•
Approximately 60 managers and key talents in Greater China joined a quarterly Leadership Forum, where key leadership competencies were developed through a “leaders develop leaders” approach. Senior managers actively participated in the

Forum, sharing best practice, organizing case studies and animating open discussion. In addition, nine sessions on leadership and management topics were organized and included 260 participants.

•
Finally, eight workshops dedicated to support Strategy Delivery and Implementation were carried out in the United States, France, the United Kingdom and China. During these workshops, 114 participants from all Business Groups, Divisions and Corporate Functions of Technicolor had the opportunity to discuss strategic matters with senior executives and express their views and suggestions for successful strategy implementation.

4.3.8	Remuneration Policy

Total remuneration is considered a key element of the Human Resources policy for the Technicolor Group. This remuneration policy is tailored to recognize and acknowledge, on a fair basis, an employee’s contribution to the success of the Group.

Technicolor continues to incorporate a classification system according to grades and bands that ultimately reinforces the link between contribution and remuneration (the so-called Watson Wyatt methodology). Classification of all levels of employees allows us to provide clear job definitions and assess competitive wages according to peers and market. Market benchmarks are assessed through salary surveys where matching between survey data and Technicolor positions allows for relevant compensation positioning in our relative markets. This provides Technicolor with a sustainable, objective and equitable means of remunerating employees.

The total remuneration policy is structured around flexible and competitive fixed and variable compensation elements driven by market best practices and the Group’s objectives for long-term value creation appropriate to circumstances and goals:

•
competitiveness: Appropriate market benchmarks of total compensation against peer companies allows Technicolor  to offer competitive compensation packages to employees in accordance with competitive pressures in the marketplace. This ensures that Technicolor continues to attract and retain high potential and key contributors for which Technicolor competes in an international market place;

•
equitable approach: Technicolor believes that it remunerates its employees on an equitable basis in each of its geographical locations in line with local standards. The remuneration policy is based according to the employee’s level of responsibility, experience and contribution to the Group’s success. With respect to Company engineers and managers, our “broadbanding policy” allows for consistent assessment of responsibility and levels of expertise on an international basis. In addition, the remuneration policy of top executives is centralized to facilitate consistency of our various remuneration components; and

•
business complexities: The remuneration of  professionals, engineers and managers is a sound, market-driven policy and ultimately administered to stimulate business performance. A significant part of the total remuneration package is composed of variable elements that drive a performance culture and support the company’s strategy. A review of variable compensation elements took place in 2009 so as to stimulate, recognize and reward not only individual contribution but also and in particular, strong Group performance. Because the Company’s businesses are built upon activities with a time frame longer than six months, bonus goals and payments set on an annual basis now seem more relevant.

In accordance with the principles and rules established by the Group, each Group entity is entitled to recognize the potential and encourage the development of its employees by means of various remuneration factors defined by the Group.

4.3.9	Training policy

Technicolor’s training policy aims at aligning employees’ skills with the evolving needs of the business.  Training programs facilitate employees’ development and support the performance evaluation process. More than 90% of the training investments are decentralized and monitored at the site, Business Group or Division level. Local Human Resources Managers are responsible for the creation and execution of training plans based on skills evolution needs expressed by business managers and by interviews with employees. These training sessions aim to promote individual development and competencies requested for customer satisfaction.

At the Corporate level, in 2009, the Group organized and coordinated workshops to support strategy implementation, as well as Leadership sessions.

In addition, most corporate efforts were dedicated to the definition of a unique competency model based on values and expertise critical to the business. This model will be used in training programs planned for 2010.

4.3.10	Labor Relations

Labor relations with Technicolor employees are the responsibility of our managers of each country.

With respect to our European operations, Technicolor entered into a labor agreement with a European council of employee representatives (the “European Council”) confirming the Group’s labor practices. On May 10, 2006, this agreement was renewed unanimously by ten union organizations representing the European companies in the Group. This council, which meets several times each year, comprises union representatives or members of the works councils from France, Germany, Belgium, the United Kingdom, Spain, Italy, The Netherlands, Poland and Switzerland. Technicolor’s European Council is a supranational body, the purpose of which is to address topics of a transnational nature. The European Council is informed of Technicolor’s European operations in respect of personnel, finance, production, sales, and research and development, and their impacts upon employment and working conditions. It is also informed of major structural, industrial and commercial changes as well as organizational transformations within the Group.

In accordance with applicable law in the European Union, Technicolor’s managers of each European country meet annually with labor organizations to discuss remuneration and working conditions.

In accordance with domestic laws, data regarding the level of unionization is not available in most of European countries (the laws in these countries do not allow this type of statistic to be published). In 2009, Technicolor entered into ten collective bargaining agreements with its German employees; 10 such agreements in France; two such agreements in Italy, one in the Netherlands, one in Spain and two agreements in the United Kingdom.

In Canada, in 2009, we entered into one collective bargaining agreement. Approximately 20% of our Canadian employees are unionized.

In the United States, in 2009, approximately 8% of our employees were unionized and were covered by the collective bargaining agreements negotiated with the national and/or local unions. These agreements, with an average duration of three years, address salaries, employment benefits, and the working conditions and organization. In 2009, Technicolor entered into six collective bargaining agreements.

In Mexico, employment agreements are renegotiated every year, and no collective agreement was signed in 2009. The proportion of employees belonging to a union is 61%. In Brazil, where less than 1% of employees are unionized, two such agreements were signed.

In Australia, 26% of employees belong to a union and no collective agreement was signed in 2009.

In Singapore and in India, no agreement was signed and none of our employees are unionized.

5.	SHAREHOLDERS AND LISTINGS INFORMATION

5.1	Major Shareholders

5.1.1	Distribution of share capital and voting rights

As of December 31, 2009, the share capital was composed of 269,890,028 shares with a nominal value of €3.75, fully paid-up.

The Combined General Shareholders’ Meeting held on January 27, 2010 has approved the reduction of the share capital in the amount of €985,098,602.20 by reducing the nominal value of the shares capital from €3.75 to €0.10. As of March 1, 2010, the share capital was composed of 269,890,028 shares with a nominal value of €0.10, fully paid-up. At the same date, the number of ADSs was 6,692,116  (for more information about ADSs, please refer to paragraph 5.3.3 below of the present chapter).

The Company’s shareholding structure has been the following over the past 3 years:

	At December 31, 2009 (1)			At December 31, 2008			At December 31, 2007
Shareholders	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights	Number of shares held	% of shares held	% of voting rights
Public (2)(5)	251,709,542	93.26%	95.45%	252,289,351	93.48%	95.3%	251,973,088	93.36%	95.16%
Employees and former employees (3)	5,542,838	2.05%	2.10%	5,528,274	2.05%	2.08%	5,844,537	2.17%	2.21%
TSA (French Government) (4)	5,264,950	1.95%	2.00%	5,264,950	1.95%	1.99%	5,264,950	1.95%	1.99%
Microsoft (4)	1,195,621	0.44%	0.45%	1,693,621	0.63%	0.64%	1,693,621	0.63%	0.64%
Technicolor	6,177,077	2.28%	-	5,113,832	1.89%	-	5,113,832	1.89%	-
Total	269,890,028	100%	100%	269,890,028	100%	100%	269,890,028	100%	100%

(1)	Information provided pursuant to Article L. 233-13 of the French Commercial Code
(2)	Estimate obtained by subtraction
(3)	Estimate obtained on a quarterly basis
(4)	Shares in pure nominative form
(5)	These amounts include shares held by the main institutional funds mentioned above

Share ownership threshold notified to the Company in 2009

The following share ownership thresholds were notified to the Company and/or the AMF by the following entities for the account of their respective customers and/or for their account in 2009:

•
Société Générale crossed the ownership threshold of 5% on February 20, 2009 and notified the Company of a holding of 13,663,195 shares of the Company, representing 5.06% of the share capital and voting rights;

•
Dodge & Cox crossed the ownership threshold of 10% of share capital and voting rights on February 23, 2009, holding 26,839,542 shares of the Company, representing 9.94% of the share capital and voting rights. They later crossed the ownership threshold of 5% on March 10, 2009, holding 12,909,692 shares of the Company, representing 4.78% of the share capital and voting rights. They notified the Company that they no longer held any Technicolor shares as of March 31, 2009;

•	Brandes Investment Partners crossed the ownership threshold of 5% on March 31, 2009, holding 13,442,356 shares of the Company, representing 4.98% of the share capital and voting rights;

•
Lyxor International crossed the ownership threshold of 5% on April 8, 2009, holding 13,529,383 shares of the Company, representing 5.01% of the share capital and voting rights. They again crossed the ownership threshold of 5% on April 9, 2009, holding of 7,829,007 shares of the Company, representing 2.9% of the share capital and voting rights.

Situation as of December 31, 2009

According to Article L. 233-13 of the French Commercial Code and to the best of our knowledge, Société Générale held more than 5% of our share capital and voting rights for the account of their respective customers and/or for their own account (which include shares without voting rights according to Article 223-11 of the General Regulation of the Autorité des marchés financiers, the French securities regulator known as the “AMF”), as of December 31, 2009.

As it does on an annual basis, the Company conducted a shareholding survey, known in France as a “TPI” (Titres au Porteur Identifiable), to investigate its shareholder base as of December 31, 2009. Based on the shareholding thresholds used in the TPI and its focus on major institutions, Technicolor can thus estimate the identity of its main shareholders. The study indicated that 175 major funds were identified.

Following this survey, the Group estimates that approximately 7 institutional shareholders each held at least 0.50% of our share capital at December 31, 2009.

Based on the TPI, we estimate that U.S. institutional investors registered as owners of our shares held 14,049,900 shares of the Company (11,231,300 ordinary shares and 2,818,600 ADSs) as of December 31, 2009, representing approximately 5.21 % of our share capital.

Situation as of March 1, 2010

Société Générale held more than 5% of our share capital and voting rights for the account of their respective customers and/or for their own account (which include shares without voting rights according to Article 223-11 of the General Regulation of the Autorité des marchés financiers, the French securities regulator known as the “AMF”), as of March 1, 2010.

To the Company’s best knowledge, no other shareholder holds more that 5% of our share capital or voting rights.

Other information regarding the Company’s shareholders

To the Company’s best knowledge, the members of the Board of Directors and the Executive Committee hold less than 1% of the share capital or voting rights of the Company (for more information about the Board of Directors members’ shareholding, please refer to Chapter 4: “Corporate Governance and Workforce”, section 4.1.3.7: “Directors shareholdings in the Company’s Registered Capital” of this Annual Report).

The main shareholders of the Company do not hold voting rights that are different from those of other shareholders.

5.1.2	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following paragraphs include the information to provide in accordance with the article L.225-211 of the French Commercial Code.

Share Repurchase Program approved in 2008

A share repurchase program was approved at the Annual Shareholder’s Meeting held on June 16, 2009 cancelling and replacing the authorization given on May 15, 2007. The objectives of this share purchase program were compliant with European Regulation 2273/2003 dated December 22, 2003, describing the rules of the application of the 2003/6/CE European directive as well as with the interpretations, decisions and guidance of the AMF.

This authorization was effective for the period of 18 months from the decision taken by the Annual Shareholder’s Meeting held on May 22, 2008, i.e. until November 21, 2009.

The Board of Directors’ meeting held on April 27, 2009 decided not to propose the renewal of this authorization to the Annual General Shareholders’ Meeting to be held on June 16, 2009.

The Company did not repurchase any of its shares in 2009.

At December 31, 2009, the Company held 6,177,077 shares representing 2.28% of the share capital, for a gross book value of €100,289,989 and a nominal value of €23,164,038.75.

Liquidity Agreement

The Company entered into a liquidity agreement (contrat de liquidité) (the “Liquidity Agreement”) with Crédit Agricole Cheuvreux (“CAC”) in 2007. Due to the expiration of the Share Purchase Program on November 21, 2009, the Company requested the termination of the Liquidity Agreement. The Agreement was terminated on November 20, 2009. At that date 1,206,065 shares and €1,256,634.80 were recorded in the liquidity account. According to the terms of the Liquidity Agreement, 630,000 shares have been transferred to the registered account of the Company upon the closing of the liquidity account.

Shares Purchased by Technicolor and Allocation of these Treasury Shares as of March 1, 2010:

Percentage of share capital directly or indirectly owned	2.28%
Number of shares directly or indirectly owned (1)	6,177,077
Number of shares cancelled over the last 24 months (1)	0
Book value of shares owned (in euros)	100,289,989
Fair market value of shares owned (2) (in euros)	6,053,535
(1) Last 24 months preceding March 1, 2010. (2) Based on a quoted market price of €0.980 per share on March 1, 2010.

In June 2009, the Company delivered 142,820 shares to the employees eligible to the Free Share Plan approved in June 2007 (for more information about this Plan, please refer to Chapter 4: “Corporate Governance and Workforce”, section 4.3.4: “Stock Option Plans and Free Share Plans/Redeemable share subscription or purchase warrants (BSAAR)” of this Annual Report).

The 6,177,077 shares held by the Company as of March 1, 2010 were allocated to the following objectives: 1,857,177 shares are allocated to the objective of Employee option programs or other allocations of shares to employees and Officers of the Group, 2,626,165 shares may be delivered in connection with potential external growth transactions and 1,693,735 shares are allocated to the objective of share liquidity.

Transactions by Technicolor in its own shares between February 28, 2009 and November 21, 2009

No transaction was made by the Company in its own shares between February 28, 2009 and November 21, 2009 (date upon which the Share Repurchase Program expired).

5.1.3	Individuals or Entities Holding Control of the Company

None.

5.1.4	Shareholders’ Agreements

To the best of our knowledge, there are no shareholders’ agreements among any of our shareholders.

5.1.5	Modifications in the Distribution of Share Capital over the Past Three Years

There were no significant modifications in the distribution of Technicolor’s share capital in 2007 and 2008.

The Company conducted a TPI survey – see above – in order to investigate its shareholder base as of April and December, 2009. Based on those surveys, Technicolor considers that the distribution of Technicolor’s share capital changed in 2009 due to the sale by several institutional shareholders of their shares. Thus, the portion of the share capital held by retail shareholders grew from around 38% as of April 30, 2009 to 54% as of December 31, 2009.

Holdings of the institutional shareholders in our share capital are noted above under section 5.1.1 “Distribution of share capital and voting rights” of the present chapter.

5.1.6	Potential modifications to our share capital

As of December 31, 2009, our share capital may be further increased as described below:

•
271,500 stock options granted to employees and Directors as resolved by the Board of Directors on October 12, 2001 (for more information about the Plan 2, please refer to the Chapter 4: “Corporate Governance and Workforce”, section 4.3.4: “Stock Options Plans and Free Share Plans/Redeemable share subscription or purchase warrants (BSAAR)”);

•
4,291,240 stock options granted to employees and Directors as resolved by the Board of Directors on September 22, 2004 (for more information about the Plan 3, please refer to Chapter 4: “Corporate Governance and Workforce”, section 4.3.4: “Stock Options Plans and Free Share Plans/Redeemable share subscription or purchase warrants (BSAAR)”);

•
1,799,690 stock options granted to employees and Directors as resolved by the Board of Directors on September 21, 2006 (for more information about the Plan 6, please refer to Chapter 4: “Corporate Governance and Workforce”, section 4.3.4: “Stock Options Plans and Free Share Plans/Redeemable share subscription or purchase warrants (BSAAR)”); and

•
1,027,500 stock options granted to employees and Directors as resolved by the Board of Directors on December 14, 2007 (for more information about the Plan 7, please refer to Chapter 4: “Corporate Governance and Workforce”, section 4.3.4: “Stock Options Plans and Free Share Plans/Redeemable share subscription or purchase warrants (BSAAR)”).

If all the outstanding stock options issued under our stock option Plans 2, 3, 6 and 7 are exercised and new shares are delivered, our share capital would increase to 277,279,958 shares, a 2.73% increase compared to the number of outstanding shares as of March 1, 2010.

5.1.7	Convertible / Exchangeable Bonds/ Share Purchase Warrants

As of March 1, 2010, no convertible or exchangeable bonds were outstanding.

However, the Company’s Sauvegarde Plan as approved by the Court on February 17, 2010 (see Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background” of this Annual Report) provides for the issuance of (i) notes redeemable in shares of the Company (“NRS”) and (ii) notes redeemable in cash or shares of the Company, linked to the disposal proceeds of certain non-strategic assets of the Company (disposal proceeds notes, or the “DPN”). For more information about those securities, see Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.3: “Financial Resources” of this Annual Report.

5.1.8	Dividend policy

For a description of rules applicable to the distribution of dividends, refer to Chapter 6: “Additional Information” section 6.2.5 “Dividends (Article 22 of our Bylaws).”

Pursuant to Article 243 bis of the French Tax Code, the table below shows the amounts distributed and the income eligible for a tax rebate (réfaction) applicable to French tax resident individuals (see – Chapter 6: “Additional Information”, section 6.5.1: “French Taxation –Taxation of Dividends on Shares” ) in 2008, 2007 and 2006 and were the following:

Fiscal Year	Distribution	Eligible income for rebate	Non eligible income for rebate
2008	-	-	-
2007	-		-
2006	€0.33 per share	-	-

Dividends that remain unclaimed for five years after payment are forfeited by law to the French State.

Any payment of dividends or other distributions depends on our financial condition and results of operations, especially net income, and our investment policy at that time. Given the Company’s financial situation, the Board of Directors held on February 17, 2010 decided not to propose a distribution to the shareholder’s meeting to be held in 2010 to approve the financial statements for the 2009 fiscal year.

The Internal Regulations of the Board of Directors (described in section 4.1.4.2 –Structure of Board of Directors’ Work – Internal Board Regulations) require a qualified majority of 2/3 of the Directors for any decision relating to payment of dividends. In addition, the Credit Agreement and the Note Purchase Agreement will contain covenants restricting the Company’s ability or the ability of certain of its subsidiaries to declare or pay dividends (see section 3.17.3 – Financial Resources – above for additional information).

5.2	Related Party Transactions

For a description of the Company’s related party transactions, see Note 38 to our consolidated financial statements.

5.3	The Offer and Listing

5.3.1	Trading Market for Shares and ADSs

Since November 3, 1999, our shares have been listed on Euronext Paris (formerly Eurolist d’Euronext Paris) (Compartiment B) and are eligible for the Système de Règlement Différé (deferred settlement service) under the Euroclear France Code ISIN FR0000184533, each described below, and on the New York Stock Exchange in the form of ADSs under the ticker symbol TCH.

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

Trades of securities listed on Euronext (Compartiment B) are settled on a cash basis on the third trading day following the trade (immediate settlement or Règlement Immédiat). Market intermediaries are also permitted to offer investors a deferred settlement service  for a fee. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million.

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

In France, our shares have been included in the SBF 80 since June 18, 2007. Our shares are also included in the CAC Media, CAC Consumer Services, CAC MID&SMALL 190 and CAC Small 90.

The tables below set forth, for the periods indicated, the high and low quoted prices (in euro) for our outstanding shares on Euronext Paris.

	Euronext Paris
	Volume of transactions			Share price (in €)
Years ending December 31	(in € millions)	Shares	Average volume	Average closing price	High	Low
2005	10,869.3	576,933,876	2,244,879	18.99	21.42	15.26
2006	9,002	623,519,755	2,445,176	14.31	19.32	11.65
2007	6,357.9	484,520,532	1,900,081	12.95	15.60	9.43
2008	3,016.1	997,558,644	3,896,713	3.63	9.65	0.76
2009	3,446.6	3,573,701,559	14,014,516	0.95	1.84	0.36
Source: NYSE Euronext

	Euronext Paris
	Volume of transactions			Share price (in €)
Quarters for years ending December 31	(in € millions)	Shares	Average volume	Average closing price	High	Low
2007
First Quarter	1,959.9	135,092,891	2,110,826	14.54	15.60	13.33
Second Quarter	1,785.9	125,924,702	2,031,044	14.21	14.70	13.60
Third Quarter	1,557.7	126,800,792	1,950,781	12.29	14.93	10.26
Fourth Quarter	1,054.3	96,702,147	1,510,971	10.77	12.35	9.43
2008
First Quarter	1,274.0	206,952,472	3,337,943	6.37	9.65	3.90
Second Quarter	683.8	165,133,848	2,580,216	4.07	4.80	3.26
Third Quarter	579.0	195,794,136	2,966,578	2.99	3.58	2.36
Fourth Quarter	479.3	429,678,188	6,713,722	1.08	2.59	0.76
2009
First Quarter	747.5	919,276,285	14,591,687	0.9	1.84	0.36
Second Quarter	782.1	889,410,655	14,345,333	0.85	1.18	0.55
Third Quarter	943.2	881,230,183	13,351,972	0.93	1.49	0.55
Fourth Quarter	973.8	883,784,436	13,809,132	1.08	1.46	0.80
Source: NYSE Euronext.

	Euronext Paris
	Volume of transactions			Share price (in €)
Last six months	(in € millions)	Shares	Average volume	Average closing price	High	Low
2009
October	392.3	317,768,868	14,420,068	1.26	1.46	0.94
November	268.8	250,774,080	12,538,704	1.05	1.25	0.87
December	312.7	317,241,488	14,353,130	0.94	1.20	0.80
2010
January	205.3	198,565,080	9,928,254	1.03	1.13	0.90
February	114.2	113,822,934	5,691,147	0.99	1.10	0.89
March	116.6	153,647,676	6,680,334	1.08	1.16	0.97
Source: NYSE Euronext.

5.3.3	Listing on the New York Stock Exchange

Technicolor shares have been listed on the New York Stock Exchange since November 3, 1999.

The Bank of New York Mellon has been serving as the depositary with respect to the ADSs traded on the New York Stock Exchange since February 2005. Each ADS represents one ordinary share.

The tables below set forth, for the periods indicated, the high and low quoted prices in U.S. dollars for our ADSs on the New York Stock Exchange.

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Years ending December 31	(in US $ millions)	Shares	Average volume	Average closing price	High	Low
2005	428.4	17,951,700	71,237	23.70	28.36	18.37
2006	242.9	13,262,100	52,837	17.95	23.06	14.96
2007	337.5	19,797,565	78,562	17.66	20.49	13.50
2008	222.1	42,747,321	168,962	5.39	13.73	0.94
2009	30.2	23,594,423	93,962	1.29	2.15	0.43

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Quarters for years ending December 31	(in US $ millions)	Shares	Average volume	Average closing price	High	Low
2007
First Quarter	82.1	4,313,891	70,720	19.06	20.49	17.92
Second Quarter	59.6	3,136,850	49,791	19.16	19.95	18.18
Third Quarter	73.8	4,366,900	69,316	16.89	20.24	14.52
Fourth Quarter	121.9	7,979,924	124,686	15.58	17.58	13.50
2008
First Quarter	111.5	12,593,949	206,458	9.57	13.73	6.18
Second Quarter	70.6	12,646,317	147,050	5.87	7.29	3.95
Third Quarter	20.2	4,655,435	110,844	4.42	5.02	3.42
Fourth Quarter	18.8	12,851,620	200,807	1.44	3.58	0.94
2009
First Quarter	13.02	10,352,409	169,712	1.17	1.98	0.43
Second Quarter	5.63	5,081,546	80,659	1.12	1.51	0.76
Third Quarter	5.23	3,748,141	58,565	1.31	2.15	0.75
Fourth Quarter	6.28	4,402,327	69,878	1.57	2.08	1.20
Source: NYSE, Bloomberg.

	New York Stock Exchange
	Volume of transactions			ADS price (in US $)
Last six months	(in US $ millions)	Shares	Average volume	Average closing price	High	Low
2009
October	1.73	998,375	45,381	1.84	2.08	1.35
November	1.33	862,613	45,401	1.53	1.74	1.34
December	3.21	2,541,339	115,515	1.34	1.49	1.20
2010
January	1.15	821,302	43,226	1.43	1.63	1.25
February	0.56	426,195	22,431	1.31	1.41	1.24
March	2.50	1,714,309	74,535	1.43	1.52	1.30
Source: NYSE, Bloomberg.

6.	ADDITIONAL INFORMATION

6.1	Share Capital and Voting Rights

6.1.1	Share Capital (Article 6 of our bylaws)

Number of shares: 269,890,028, all of the same class.

Nominal value: 0.10 euros.

Amount of share capital: 26,989,002.80 euros, fully paid up.

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

Increases in Share Capital

As provided by French law, our share capital may be increased only with the shareholders’ approval at an Extraordinary General Meeting following the recommendation of the Board of Directors. Such approval can either constitute a decision of the shareholders to increase the share capital or a delegation of power granted by the shareholders to the Board of Directors to increase the share capital. Increases in our share capital may be effected by:

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

When a capital increase is decided (except when it results from (i) an earlier issue of securities giving rights to shares or (ii) an incorporation of reserves or (iii) assets contributed in kind), the shareholders must also consider whether an additional capital increase should be reserved for employees participating in Technicolor’s saving plan (Fonds Communs de Placement d’Entreprise or “FCPE”); such reserved capital increase need not be approved. Non-compliance with this requirement may result in the invalidity of the share capital increase. With respect to the current authorizations to increase our share capital, see below section 6.1.8: “Delegations granted to the Board of Directors by the Shareholders’ Meetings”.

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that shareholders decide the global threshold of the capital increase and the duration of the delegation. The Board of Directors may further delegate this right to the Chief Executive Officer.

Decreases in Share Capital

According to French law, any decrease in our share capital requires approval by the shareholders entitled to vote at an Extraordinary General Meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares.

In the case of a capital reduction, through a reduction of the number of outstanding shares other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Rights

According to French law, if we issue new shares or securities giving access to the share capital of the Company, current shareholders will have preferential subscription rights to these securities on a pro rata basis. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

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

For a Special Meeting of holders of a certain category of shares, the quorum requirement is 33 1/3% (or 20% upon resumption of an adjourned meeting) of the shares entitled to vote in that category. A two-thirds majority of the shares entitled to vote in that category is required to amend shareholders rights.

6.1.3	Voting Rights

No shareholder holds voting rights that are different from those of other shareholders. Each shareholder is entitled to one vote per share only.

Under French law, treasury shares are not entitled to voting rights.

6.1.4	Other rights of Shareholders (Article 9 of our bylaws)

In addition to the right to vote in Shareholders’ Meetings, each shareholder has a right to the corporate assets of the Company, its corporate benefits and any surplus assets upon liquidation that is proportional to such holder’s interest in the share capital of the Company.

When it is mandatory to hold a certain amount of shares in order to be able to exercise a right as a shareholder, shareholders who do not possess the requisite amount have the burden to procure such amount if they seek to exercise such right.

The holding of one share implies ipso jure the approval of the Company’s bylaws, of the decisions of the Shareholders’ Meetings and of the decisions made by the Board of Directors under a delegation of powers granted at the Shareholders’ Meeting.

6.1.5	Equity Securities Not Representing Share Capital

None.

6.1.6	Evolution of Share Capital

Transaction date	Number of shares issued or cancelled	Increase /decrease of the share capital	Total amount of the share capital	Additional paid-in capital per Share	Additional paid-in capital variation	Value of the share premium in balance sheet	Cumulated amount of shares	Nominal value
		(in euros)	(in euros)	(in euros)	(in euros)	(in euros)		(in euros)
Share capital as of December 2006	-	-	1,027,017,360	-	(71,521,180)	1,789,317,411	273,871,296	3.75
May 15, 2007 Reduction of share capital (cancellation of shares)	(2,500,000)	(9,375,000)	1,017,642,360	-	(38,373,891)	1,750,943,520	271,371,296	3.75
Distribution paid on July 3, 2007, out of the Additional paid-in Capital	-	-	1,017,642,360	-	(87,034,125)	1,663,909,395	271,371,296	3.75
Oct. 17, 2007 Reduction of share capital (cancellation of shares)	(1,481,268)	(5,554,755)	1,012,087,605	-	(20,506,800)	1,643,402,595	269,890,028	3.75
December 31, 2009	-		1,012,087,605	-	-	1,643,402,595	269,890,028	3.75
January 27, 2010 Reduction of share capital by reason of losses (reduction in the nominal value)	-	(985,098,602)	26,989,003	-	(1,643,402,595)		269,890,028	0.10
* Before deduction of equity transaction costs from additional paid-in capital.

6.1.7	Technicolor Shares subject to a Security Interest

To the best knowledge of the Company, as of March 1, 2010, no shares of the Company are subject to a pledge or other security interest.

6.1.8	Delegations granted to the Board of Directors by the Shareholders’ Meetings

Type of authorization	Ordinary or Extraordinary Shareholders’ Meeting (“OSM” or “ESM”) date	Duration and expiration	Scope	Amount used	Amount due
Delegation to the Board of Directors of its capacity to proceed with a capital increase (with preferential subscription rights) in connection with the implementation of the Company’s Sauvegarde Plan	ESM January 27, 2010 (5th resolution)	September 30, 2010	Maximum nominal amount of capital increase: approx. €52 million	Unused	Approx. €52 million (i.e €348 million available including the issue premium)
Delegation to the Board of Directors of its capacity to issue (without preferential subscription rights) notes redeemable in ordinary shares (NRS), in connection with the implementation of the Company’s Sauvegarde Plan
	ESM January 27, 2010 (6th resolution)	September 30, 2010	Maximum nominal amount of capital increase: approx. €97 million	Unused	Approx. €97 million (i.e. €641 million available including the issue premium)
Delegation to the Board of Directors of its capacity to issue (without preferential subscription rights) Disposal Proceeds Notes (DPN), in connection with the implementation of the Company’s Sauvegarde Plan
	ESM January 27, 2010 (9th resolution)	September 30, 2010	Maximum nominal amount of capital increase: €50 million	Unused	€50 million (i.e. a maximum amount available of €300 million)

Type of authorization	Ordinary or Extraordinary Shareholders’ Meeting (“OSM” or “ESM”) date	Duration and expiration	Scope	Amount used	Amount due
Delegation to the Board of Directors of its capacity to effect a share capital reserved for employees under the Group Saving Plan (Plan d’Epargne d’Entreprise)	ESM January 27, 2010 (11th resolution)	26 months, until March 27, 2012
3% of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and 1.35% of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions(1)
				Unused	N/A
Delegation to the Board of Directors of its capacity to proceed with a capital increase (without preferential subscription rights) reserved to certain categories of beneficiaries (shareholding transactions for employees outside savings plan)
	ESM January 27, 2010 (12th resolution)	18 months, until July 27, 2011
3% of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and 1.35% of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions(1)(2)
				Unused	N/A
Delegation to the Board of Directors of its capacity to issue (without preferential subscription rights) redeemable subscription or purchase warrants (bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR) for the benefit of employees and executive officers of the Company and its subsidiaries	ESM January 27, 2010 (13th resolution)	18 months, until July 27, 2011	€4,500,000(2)	Unused	€4,500,000	*
(1)    The maximum nominal amount of the capital increase that could occur pursuant to the 11th resolution is shared with the 12th resolution.
(2)    The aggregate maximum amount of the share capital increases authorized pursuant to the 12th and 13th resolution is set at 8.65% of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 3.9% of the share capital after redemption in shares of all of the NRS to be issued pursuant to the 6th and 7th resolutions (General Shareholders Meeting held on January 27, 2010).

6.1.9	Elements likely to have an influence in case of a public offer

Pursuant to Article L. 225-100-3 of the French Commercial Code, it is stated that the contracts on Reinstated Debt which are under finalization at the date hereof contain a clause of change of control. For more information on these contracts, please refer to Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.3: “Financial Resources”.

6.2	Memorandum and Articles of Association

We summarize below certain material provisions of applicable French law and our bylaws. For an unofficial English translation of our bylaws, please refer to Exhibit 1 to this Annual Report. You may obtain copies of our bylaws in French from the Greffe of the Registry of Commerce and Companies of Nanterre, France.

Our bylaws were amended by the Annual Shareholders’ Meeting held on June 16, 2009 and by the Combined General Shareholders’ Meeting held on January 27, 2010.

The Annual Shareholders’ Meeting held on June 16, 2009 decided namely (i) the reduction of the minimum membership of the Board of Directors, and (ii) the removal of the obligation applicable to any entity or individual directly or indirectly possessing a number of shares or voting rights equal to or greater than 2 percent of the total number of shares comprising the capital stock or voting rights to request registration of the shares in registered form (see section 6.2.7 “Requirements for Holdings Exceeding Certain Percentages” below).

The Combined General Shareholders’ Meeting held on January 27, 2010 decided namely (i) the reduction of the share capital (see section 6.1.1: “Share capital (Article 6 of our bylaws)” below) and (ii) the change of the name of the Company into “Technicolor”.

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

Form of Shares

Our bylaws provide that the shares may be held in registered or bearer form at the holder’s election. However, see paragraph 6.2.7: “Requirements for Holdings Exceeding Certain Percentages” below for the case where holding of shares in registered form is required.

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

For more information regarding our dividend distribution policy, see section 5.1.8 of this Annual Report.

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

In addition, our bylaws provide that any individual or entity, acting alone or in concert, who becomes, directly or indirectly, the owner of 0.5% or any multiple thereof, of the total number of shares or voting rights of the Company must notify the Company within four trading days of exceeding the threshold by registered/certified letter with return receipt requested, by fax, or by telex indicating whether the shares or voting rights are or are not held for the account of, under the control of, or in concert with other legal entities or individuals. This duty applies under the same conditions when the equity holding or the voting rights fall below the thresholds mentioned above.

Each shareholder who does not comply with the requirements above may, under the conditions and limitations specified by French law be deprived of the right to vote pertaining to the shares exceeding the threshold at issue.

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

Under French law, the Company may not issue shares to itself. However, it may, once listed, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months following the Shareholder’s Meeting authorization. To acquire shares for this purpose, the Company must release a description of the share buy-back program (descriptif du programme) before its launching date. The description of the program must contain certain information, including the date of the Shareholders’ Meeting which authorized it and the main terms and conditions of such program (e.g., its objectives, the maximum number of securities that may be acquired under the program and the maximum repurchase price). The company does not need to publish such a description, if the required disclosure is already included in its French Document de Référence and herein. See section 5.1.2: “Purchases of Equity Securities by the Issuer and Affiliated Purchaser”.

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

Please refer to the description of our Reinstated Debt contained in Chapter 2: “Information on the Company”, section 2.1.2 “Historical Background” and Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.3: “Financial Resources” of this Annual Report. As of the date hereof, the agreements relating to our Reinstated Debt have not been signed, and their signature is expected to take place prior to the launch of the capital markets transaction contemplated in connection with the Sauvegarde Plan.

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

However, pursuant to article R.151-1 et seq. of the French Financial and Monetary Code, the acquirer/investor must file an administrative notice (déclaration administrative) and a statistical declaration (declaration statistique) with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. For instance, ownership of more than 10% of a French company’s share capital or voting rights is regarded as a direct investment subject to a statistical declaration and ownership of more than 33.33% of a French company’s share capital or voting rights is subject to an administrative notice. In addition, French law provides for a list of business sectors in which certain investments are subject to a prior authorization by French authorities.

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

6.4.3	American Depositary Shares

Pursuant to the Deposit Agreement dated as of February 14, 2005 by and among the Company, the Bank of New York as Depositary and Owners and Beneficial Owners of American Depositary Shares (the “Deposit Agreement”), the depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

Category	Depositary Actions	Associated Fee
a) Depositing or substituting the underlying shares	Delivery of ADSs, including resulting from a distribution of shares or rights	$5.00 or less per 100 ADSs (or portion thereof)
b) Receiving or distributing dividends	Distribution of cash dividends or other cash distributions; Distributions other than cash, shares or rights
$0.02 or less per ADS (or portion thereof) for cash distributions; a fee for the distribution of securities in an amount equal to the fee for the execution and delivery for ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to owners

c) Selling or exercising rights	Exercise rights and purchase shares on behalf of owner; deposit of shares and delivery of ADSs to owner; sale of rights and allocation of net proceeds of such sale to owners	$5.00 or less per 100 ADSs (or portion thereof) for deposit and delivery of shares upon exercise or rights; $0.02 or less per ADS (or portion thereof) for cash distributions upon sale of rights
d) Withdrawing an underlying security	Surrender of ADSs and withdrawal of deposited securities , including upon termination of Deposit Agreement	$5.00 or less per 100 ADSs (or portion thereof)

Category	Depositary Actions	Associated Fee
e) Transferring, splitting or grouping receipts	Execution and delivery of new receipts for the number of ADSs requested; registration of transfers of ADSs	Registration fees and communication and mailing expenses
f) General depositary services, particularly those charged on an annual basis	Depositary services
$0.02 or less per ADS (or portion thereof), which will accrue on the last day of each calendar year; provided however  that no such fee will be assessed to the extent a fee of $0.02 was charged in connection with a cash dividend or distribution in that calendar year

g) Expenses of the Depositary; other
Taxes and other governmental charges; such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar; Cable, telex and facsimile transmissions; converting foreign currency to U.S. dollars; any other charges payable by the Depositary, any of the Depositary’s agents, or their agents  in connection with the servicing of the shares or other Deposited Securities

Pursuant to a fee letter dated as of February 1, 2005, by and among the Bank of New York Mellon and the Company, The Bank of New York Mellon, as depositary, has agreed to pay all of its standard out-of-pocket expenses for the Depositary Receipt facility, including the Depositary’s legal fees and disbursements. In addition, the Depositary has agreed to reimburse the Company up to U.S. $150,000 for expenses related to the successorship of the facility including, but not limited to, the Company’s transfer, maintenance, investors relations, legal fees, and/or other Depositary Receipt direct or indirect program-related expenses. On the second and third anniversary date of the establishment of the facility, the Depositary will reimburse up to U.S. $100,000 towards the Company’s transfer, maintenance, investors relations, legal fees, and/or other Depositary Receipt direct or indirect program-related expenses. On the fourth and fifth anniversary date of the establishment of the facility, the Depositary will reimburse up to U.S. $50,000 towards the Company’s transfer, maintenance, investors relations, legal fees, and/or other Depositary Receipt direct or indirect program-related expenses. In the event that the number of Depositary Receipts outstanding in the facility increases to 10 million from the number of Depositary Receipts outstanding on the effective date of the facility on any anniversary of the effectiveness of the facility, the Depositary agrees to increase the annual reimbursements in the 4th and 5th year from $50,000 to $100,000. Additionally, if the facility reaches 20 million Depositary Receipts outstanding, the Depositary will make a one-time reimbursement of $150,000, and if the facility reaches 30 million Depositary Receipts outstanding, the Depositary will make a further one-time reimbursement of $100,000.

The Depositary agrees to pay its standard out-of-pocket administrative, maintenance and shareholder expenses for providing services to the registered Depositary Receipt holders.

Under certain circumstances, including removal of the Depositary or termination by the Company of the facility prior February 1, 2010, the Company agrees to pay to and reimburse the Depositary an amount equal to all fees and expenses paid or reimbursed by the Depositary in connection with the establishment, maintenance, administration or shareholder servicing and secondary market support of the Facility, for which the Depositary has not been previously reimbursed or paid.

From January 1, 2009 to December 31, 2009, the Company did not receive any reimbursements from the Depositary in respect of the above-mentioned fees, costs and expenses.

The February 1, 2005 fee letter expired by its terms as of February 1, 2010. The Company and The Bank of New York Mellon are in the process of negotiating a new fee letter.

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

The Administrative Guidelines set the requirements under which Non-Resident Holders may obtain a reduction or an elimination of the French withholding tax under an income tax treaty. The immediate application of the reduced withholdings tax rate is available to those Non-French Resident Holders that may qualify for the so-called “simplified” procedure (within the meaning of the Administrative Guidelines), and to those Non‑French Resident Holders whose identity and tax residence are known to the French paying agent of the dividends at the time of payment of the dividends.

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

Non-French Resident Holders eligible for treaty benefits who are not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent at the time of the payment of the dividends are subject to a 25% French withholding tax (reduced to 18% for dividends distributed to Non-French Resident Holders who are residents of certain States located within the European Economic Area) levied at the time the dividends are paid. Such Non-French Resident Holders may however be entitled to a refund of the withholding tax under the so-called “standard” procedure (as detailed within the Administrative Guidelines), provided that the Non-French Resident Holder files with the French paying agent an application for refund on forms N. 5000-FR and/or 5001-FR (or any other relevant form to be issued by the French tax authorities) certified by the competent tax authorities of his State of residence, before December 31 of the second year following the date of payment of the withholding tax rate to the French tax authorities, unless otherwise provided for by the applicable income tax treaty. However, such refund will not be paid before January 15 of the year following the year in which the dividend is paid.

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

Wealth Tax

The French wealth tax (Impôt de solidarité sur la fortune) generally does not apply to Non-French Resident Holders who are individuals owning directly or indirectly less than 10% of our share capital assuming the shares do not enable such Non‑French Resident Holders to exercise influence over our Company.

6.5.2	Taxation of U.S. Investors

This section describes the material U.S. federal income tax consequences and French tax consequences to U.S. holders, as defined below, of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section may not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	certain financial institutions;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the voting stock or the share capital of Technicolor;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion or similar transaction;

•	a person whose functional currency is not the US dollar;

•	a person who acquired our shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a person holding shares in connection with a trade or business conducted outside of the United States.

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

A U.S. holder eligible for benefits under the Treaty that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on forms No. 5000-FR and 5001-FR certified by the U.S. financial institution managing the U.S. holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax to the French tax authorities, according to the requirements provided by the Administrative Guidelines. Any French withholding tax refund is generally paid within twelve months from the filing of forms No. 5000-FR and 5001‑FR. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

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

Subject to generally applicable limitations, the French tax withheld in accordance with the Treaty and paid over to France will be creditable against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Similarly, to the extent that you are entitled to a crédit d’impôt in respect of dividends, an amount of tax withheld equal to such crédit d’impôt may not be eligible for credit against your United States federal income tax liability. Refer to the caption “French Procedure to Claim Treaty Benefits” above for the procedures for obtaining a tax refund.

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

6.6	Reserved

6.7	Organization of the Group

6.7.1	Legal Organizational Chart as of December 31, 2009

At December 31, 2009, the Group had 170 consolidated subsidiaries, of which 139 were located outside France and 31 in France (see notes 5 and 40 to the Group’s consolidated financial statements).

6.7.2	Operational Organization

The Group’s organizational chart below contains the Group’s main operational subsidiaries, classified by business segments. As of December 2009, these subsidiaries are directly held or indirectly held though Technicolor as of December 31, 2009. They have been selected based on their contribution to the Group’s revenues (external and intra-group) for the entities of Entertainment Services and Connect divisions and also for the entities classified as held for sale activities. They are based on workforce for the entities belonging to Technology. Revenues from these subsidiaries represent 88% of the consolidated net revenues in 2009.

The list of main consolidated subsidiaries is described in Note 40 to the Group’s consolidated financial statements in Chapter 10. A summary table sets forth the list of Group’s subsidiaries broken down by the geographic location of the entity (please refer to Note 5 to the consolidated financial statements in Chapter 10).

Unless otherwise specified, all the entities listed above are owned directly or indirectly at 100% by Technicolor
(1) this entity also hosts some operations of the Technology segment
(2) this entity also hosts some operations of the Entertainment Services segment
(3) joint venture owned at 50% by Technicolor

Main financial data (revenues, profit (loss) from continuing and discontinuing activities, geographic breakdown of assets and liabilities) as well as goodwill and trademarks are broken down for each division in the Group’s consolidated financial statements, respectively in Notes 6 and 14.

6.8	Information on Minority Interests

As of December 31, 2009, Technicolor owned, directly and indirectly, a minority interest of 4.31% in Videocon Industries (please refer to Chapter 2: “Information on the Company”, section 2.2.5: “Discontinued Operations” for additional information). Technicolor considers that this level of participation does not allow it to have a significant influence on the assets, financial situation or results on this company.

6.9	Documents on Display

Technicolor files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Technicolor files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of the Company’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission website at http://www.sec.gov and from certain commercial document retrieval services. Technicolor’s website at http://www.technicolor.com includes information about our businesses and also includes recent press releases and other publications of Technicolor. You may also read and copy any document the Company files with the Securities and Exchange Commission at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

6.10	Payment terms with suppliers

According to Article L441-6-1 of the French commercial code, the chart below contains the average payment terms with suppliers of Technicolor S.A. (except for Property, Plant and Equipment) during the course of 2009 fiscal year.

In million euros	Total	Not falling due	0 to 30 days	30 to 60 days	Above 60 days
Suppliers	31	23	6	1	1

As mentioned in Note 1.2 of the Group’s consolidated financial statements, on November 30, 2009, the Company has requested the opening of a Sauvegarde Proceeding. As a consequence, the outstanding invoices at the Sauvegarde Proceeding opening date (€16 million) could not be paid at December 31, 2009, even if they were due at that date. The average number of days for the payment of suppliers is 59 days.

7.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Technicolor’s financial market risks are managed centrally by its Group treasury department in France. The Group treasury has reporting to it one regional treasury department in Indianapolis, United States. The treasury department is part of the Group finance department and reports to the Chief Financial Officer. Total staffing of treasury is eleven persons.

The management of market risks is described in Notes 24, 25 and 27 to our consolidated financial statements.

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

If the euro increases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will decrease. Conversely, if the euro decreases in value against a currency, the value in euro of assets, liabilities, revenues and expenses originally recorded in such other currency will increase. Thus, increases and decreases in the value of the euro can have an impact on the value in euro of our non-euro assets, liabilities, revenues and expenses, even if the value of these items has not changed in their original currency. For more information on our translation of exchange rates, see Note 27.1 (f) “Sensitivity to Currency Movements” of our consolidated financial statements.

Our main translation risk concerns the sales and income of our subsidiaries that report in U.S. dollars as well as our investments in these subsidiaries. We do not hedge translation risk and our policy with regard to our investments in foreign subsidiaries is to review and selectively hedge them on a case-by-case basis.

The variations in the euro value of this investment as well as those in our other foreign subsidiaries are booked under “Cumulative translation adjustment” on our balance sheet. For more information regarding the sensitivity of our activities to fluctuations of the U.S. dollar/euro exchange rate, see Note 27.1 (f) “Sensitivity to Currency Movements” of our consolidated financial statements and Chapter 3: “Operating and Financial Review and Prospects”, section 3.5: “Effect of Exchange Rate Fluctuations”.

7.1.2	Transaction Risks

Commercial Exposure

Our foreign exchange risk exposure mainly arises from purchase and sale transactions by our subsidiaries in currencies other than their functional currencies. The principal currencies to which we had significant exposure in 2009 were the U.S. dollar, Japanese yen, British pound, Mexican peso, Australian dollar and Polish zloty.

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

Financial Exposure

Our general policy is for subsidiaries to borrow and invest excess cash in the same currency as their functional currency. In certain emerging countries with currencies which may depreciate, we may, however, elect to maintain deposits in U.S. dollars or euros rather than the subsidiaries’ functional currency. These transactions are performed through the Group treasury department to the extent practicable. In order to balance the currencies that the Group treasury department borrows (both internally and externally) with currencies that we lend to affiliates, we enter into currency swaps. At December 31, 2009, these swaps were primarily undertaken to swap U.S. dollars, both deposited internally with and borrowed externally by our Group treasury department, against euros lent out or deposited by our Group treasury department. For more information regarding our use of currency swaps, see Note 27.1 (e) “Foreign Currency Operations” of our consolidated financial statements.

7.1.3	Impact of Exchange Rate Fluctuations on Technicolor

A significant part of the net revenues of the Group, as well as a significant portion of our operating income are in subsidiaries that use the U.S. dollar as their functional currency. This reflects the strong presence of Technicolor in the United States, particularly with our Entertainment Services and Connect divisions. As a result, fluctuations in the U.S. dollar/euro exchange rate have a significant translation impact on our revenues and to a lesser extent on our profit from continuing operations and before tax and net finance costs.

In 2009, the exchange rate fluctuations had a positive translation impact of €24 million on our revenue and a negative impact of €9 million on our profit from continuing operations before tax and net finance costs following a 2% decrease in the U.S. dollar/euro rate over the year 2009. We estimate that this sensitivity has not significantly changed since the end of 2009. As described above, we do not hedge this translation exposure. For more information regarding the sensitivity of our revenue, profit from continuing operations and finance results and cumulative translation adjustments in shareholders’ equity to fluctuations of the U.S. dollar/euro exchange rate, see Note 27.1 (f) to our consolidated financial statements and Chapter 3: “Operating and Financial Review and Prospects”, section 3.5: “Effect of Exchange Rate Fluctuations”.

Further, exchange rate fluctuations on our commercial exposures also impact our revenues and profit from continuing operations before tax and net finance costs. The impact, however, is significantly less than the translation impact. For our revenues, the impact on commercial exposures is less important than the translation impact because 85-90% of the sales of our subsidiaries are in their domestic currencies.

7.2	Future Cash Flows from Currency Hedging

The tables below provide an indication of the estimated future cash flows (in euro equivalents) from our existing currency hedging instruments at December 31, 2009, shown by maturity dates and calculated based on the applicable forward rate in each contract.

At December 31, 2009	2010	2011	2012	Thereafter
(in € millions)
Commercial transactions
Forward purchases:
U.S. dollar	196	–	–	–
Euro	238	–	–	–
British pound	47	–	–	–
Singaporean dollar	7	–	–	–
Mexican peso		–	–	–
Swiss franc	23	–	–	–
Other currencies	25	–	–	–
TOTAL	536	–	–	–
Forward sales:
Euro	196	–	–	–
U.S. dollar	249	–	–	–
British pound	19	–	–	–
Canadian dollar	14	–	–	–
Japanese yen	3	–	–	–
Other currencies	57	–	–	–
TOTAL	538	–	–	–

At December 31, 2009	2010	2011	2012	Thereafter
(in € millions)
Financial transactions
Forward purchases:
U.S. dollar	7	–	–	–
Euro	522	–	–	–
British pound	6	–	–	–
Other currencies	31	–	–	–
TOTAL	566	–	–	–
Forward sales:
Euro	32	–	–	–
Japanese yen	79	–	–	–
U.S. dollar	384	–	–	–
Other currencies	67	–	–	–
TOTAL	562	–	–	–

For information on our currency hedging instruments as of December 31, 2009, 2008 and 2007 and the mark-to-market value of related currency swaps, see Notes 25 and 27.1 to our consolidated financial statements.

7.3	Interest Rate Fluctuations

We are mainly exposed to interest rate risk on our deposits and indebtedness. In order to reduce this exposure, we enter into interest rate swaps, forward rate agreements and caps.

Our policy is for all subsidiaries to borrow from, and invest excess cash with, our Group treasury department, which in turn satisfies our net cash needs by borrowing from external sources. Subsidiaries that are unable to enter into transactions with our Group treasury department because of local laws or regulations borrow from or invest directly with local banks in accordance with the policies and rules established by the treasury department.

In accordance with our Group policies and procedures, the Group treasury department manages our financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets, which are set periodically as a function of market conditions. In 2009, our average financial debt amounted to approximately €2,822 million of which 98% was at floating rates, meaning interest rates that are fixed for a period of less than one year (see Note 26.3 (b) for more information about our definition of floating rates), taking into account interest rate hedging operations. Our average deposits in 2009 amounted to €597 million, all at floating rates. In 2008, our average financial debt amounted to approximately €2,326 million of which 94% was at floating rates, taking into account interest rate hedging operations. Our average deposits in 2008 amounted to €605 million, all at floating rates.

Our existing debt (the private placement notes and syndicated credit facility debt) will be restructured in part by compensation of claims in the upcoming rights issue, and the rest via a new syndicated borrowing, in accordance with the procedures described in Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background” of this Annual Report. In 2009, in anticipation of this debt restructuring, we unwound all of our outstanding interest rate swaps realising a financial gain of €36 million.

The table below presents our interest rate sensitive assets and liabilities by maturity and with a breakout by fixed or floating rate. The amounts shown and interest rate characteristics thereof are those of our existing debt including principal and accrued interest as reflected in our consolidated financial statements at December 31, 2009. The table takes into account the unwinding of our interest rate swaps in 2009 and in anticipation of the implementation of the Sauvegarde Plan the private placement notes and amounts drawn under our syndicated credit facility are considered to be due in less than 1 year. The table does not however take into account the impact on our interest rate characteristics of the future debt to be put in place in the 1st half of 2010 under our Sauvegarde Plan.

31/12/2009	Cash and deposits (a)		Borrowings (b)		Net exposure before hedging (c)= (a) – (b)		Interest rate hedging (d)		Net exposure after hedging (e) = (c) + (d)
(in € millions)	Fixed rate*	Floating rate	Fixed rate*	Floating rate	Fixed rate*	Floating rate	Fixed rate*	Floating rate	Fixed rate*	Floating rate
Less than 1 year	-	569		2,727		2,158	-	-	-	2,158
1 to 2 years	-		1	1	1	1	-	-	1	1
2 to 3 years	-		3	1	3	1	-	-	3	1
3 to 4 years	-		-		-	-	-	-	-	-
4 to 5 years	-		9		9	-	-	-	9	-
More than 5 years	-		1	-	1	-	-	-	1	-
Total	-	569	14	2,729	14	2,160	-	-	14	2,160
* interest rates fixed for remaining periods of greater than 1 year; otherwise considered floating rate

The impact on profit before tax and on equity before tax from a 1% change in interest rates is shown in the table below. This calculation is made by applying the change in rates to the Group’s net exposure after hedging on December 31, 2009.

Please refer to Note 27.2(c) of our Consolidated Financial Statements for an additional sensitivity analysis showing the impact of a variation in EURIBOR/LIBOR on our existing debt.

Full year impact, based on debt structure at 31/12/09
	Impact on profit before tax	Impact on equity before tax
Impact of a +1% change in interest rates	€-22 million	€-22 million
Impact of a -1% change in interest rates	€22 million	€22 million

Section 3.17 and Note 26.4 to our consolidated financial statements provide specific information on the characteristics of the new Reinstated Debt that will be implemented in connection with the Sauvegarde Plan. This debt consists of new variable rate bank debt based on EURIBOR or LIBOR with a floor of 2% and new private placement notes at fixed rates. The tables below show the impact prior to interest rate hedging of the variation of 1% in interest rates with different assumptions regarding different EURIBOR and LIBOR levels in the financial markets. The Sauvegarde Plan requires that 2/3 of our bank debt be hedged against interest rate risk and the impact described below would therefore be reduced according to the type of coverage put in place.

Impact over one year, based on the structure of the Reinstated Debt and with EURIBOR and LIBOR at 3% or more
	Impact on profit before taxes	Impact on share capital before taxes
Impact of interest rate variation of +1%	€(9) million	€(9) million
Impact of interest rate variation of -1%	€9 million	€9 million

	Impact over one year, based on the structure of the Reinstated Debt and with EURIBOR and LIBOR at 2%
	Impact on profit before taxes	Impact on share capital before taxes
Impact of interest rate variation of +1%	€(9) million	€(9) million
Impact of interest rate variation of -1%	0	0

	Impact over one year, based on the structure of the Reinstated Debt and with EURIBOR and LIBOR at 1% or less
	Impact on profit before taxes	Impact on share capital before taxes
Impact of interest rate variation of +1%	0	0
Impact of interest rate variation of -1%	0	0

For more information about our Sauvegarde Plan please refer to Chapter 2 “Information on the Company”, section 2.1.2 “Historical Background”. For further information regarding our financial debt and interest rate exposure, please refer to Notes 26 and 27 to our consolidated financial statements. In particular, Note 27.2 provides information about our exposure to floating and fixed interest rates, about our sensitivity to fluctuations in interest rates and about the interest rate swaps unwound in 2009. Further information on our exposure to the risk of interest rate fluctuations is also provided in Chapter 1: “Key Information and Risk Factors”, section 1.3.2: “Market Risk — Risk of interest rate fluctuations”.

7.4	Interest Rate Hedging Cash Flows

Because we unwound all of our interest rate swaps in 2009 there are no future cash flows related to interest rate hedging transactions. The table in Note 27.3 to our consolidated financial statements provides an indication of the estimated future cash flows as of December 31, 2009 due on our debt. For more detailed information on our interest rate exposure see Notes 25, 26.5(b) and (c) and 27.2 to our consolidated financial statements.

7.5	Liquidity Risk

Our access to capital markets has been significantly impacted by the deterioration of our financial situation, subsequent debt restructuring negotiations, and the Sauvegarde proceeding. As a consequence, our access to capital markets has become very limited.

During the debt restructuring negotiations we took into account several objectives to improve our access to capital markets on completion of the debt restructuring. They are as follows:

•	Achieve a moderate level of net debt to equity;

•	Maintain sufficient cash flow to cover liquidity needs and financial needs such as principal and interest repayments;

•	Negotiate credit lines secured by receivables or through factoring in order to assure permanent access to liquidity; and

•	Spread out debt maturities with a significant portion being long-term.

We believe that we were able to meet the above objectives under the Sauvegarde Plan and upon implementation of our debt restructuring which will come into effect on the Settlement Date (which is explained in Chapter 2: “Information on the Company”, section 2.1.2: “Historical Background” of this Annual Report) our access to the financial markets should improve. We believe our cash will be sufficient to respond to the needs of the Group and to address the possible financial consequences of ongoing litigation until at least December 31, 2010. The Sauvegarde Plan provides for the reduction of our debt, the extension of its maturity and allows us to put in place lines of credit, secured by receivables or factoring up to a maximum of €200 million. These credit lines should be put in place in the first half of 2010.

If these credit lines were not to be put in place, or if their implementation were to be delayed, we would face increased risk with respect to our ability to meet our liquidity needs.

We use the services of rating agencies to help investors to evaluate our credit quality and rate our debt. See Chapter 3: “Operating and Financial Review and Prospects”, section 3.17.3: “Financial Resources - Ratings”.

For additional discussion on our evolving liquidity position and certain related risks, see section 3.17 “Liquidity and Capital Resources” of Chapter 3: “Operating and Financial Review and Prospects”, Notes 24, 26 and 27 of the consolidated financial statements of the Group, and Chapter 1: “Key Information and Risk Factors”, section 1.3.1: “Risks related to our debt restructuring”.

7.6	Fair Value of Financial Instruments

The fair value of interest rate swap contracts is calculated by discounting their future cash flows. However, for complex swaps, the mark-to-market value determined by independent financial institutions is used. The fair value of forward exchange contracts and currency swaps is computed by discounting the difference between the contract and the market forward rate and multiplying it by the nominal amount. The fair value of currency options is calculated using standard option pricing software and verified with independent financial institutions. The fair value of all current assets and liabilities (trade accounts receivable and payable, short-term loans and debt, cash, bank overdrafts) is considered to be equivalent to the net book value due to their short-term maturities with the exception of our private placement notes and syndicated credit facility drawings. In 2007 and 2008 the fair value of non-current financial debt as well as our private placement notes and debt drawn under our syndicated credit facility was determined by estimating future cash flows to the normal maturity on a borrowing-by-borrowing basis and discounting these future cash flows using our assumed borrowing cost for the period. The current Technicolor debt restructuring and Sauvegarde proceeding have made it difficult to determine a meaningful valuation of our private placement notes and our syndicated credit facility debt and we have therefore, at December 31, 2009, used the value attributed to this debt in our Sauvegarde Plan. The fair value of listed investment securities is calculated using their last known market price at year-end.

For a tabular presentation of the fair value of our derivative financial instruments as of December 31, 2009, see Note 25 to our consolidated financial statements. See also Note 27.6 to our consolidated financial statements for information on the fair value of our assets and liabilities, as well as Note 17 to our consolidated financial statements for information on the fair value of our available-for-sale assets. For other information on our borrowings and our financial instruments and market-related exposures, see Notes 25 and 26 to our consolidated financial statements, respectively. For more information about our Sauvegarde Plan please refer to section 2.1.2 of Chapter 2 “Information on the Group and its activities”, section 2.1.2: “Historical Background”.

7.7	Risk of Share Price Variation

On December 31, 2009, Technicolor held 6,177,077 treasury shares representing approximately 2.29% of the capital stock. The share Liquidity Agreement was terminated in November 2009. These treasury shares have been acquired since October 25, 2004 at an average price of €17.35. These treasury shares have been eliminated from shareholders’ equity: thus, variations in share price have no effect on the Group’s consolidated statement of operations. In the event of a sale of such shares, the effect on the consolidated financial statements would be an increase in cash equal to the value of the selling price, with a corresponding increase in shareholders’ equity of the same amount. Consequently, in the hypothesis of a sale of all treasury shares at a share price of €0.909 (share price as of

December 31, 2009), the effect on the Group’s consolidated financial statements would be an increase in cash of €5.615 million, with a corresponding increase in shareholders’ equity of the same amount.

As of December 31, 2009, the net book value of the treasury shares held by Technicolor amounted to €6 million.

In addition to the risk of share price variation on Technicolor’s shares, we are exposed to risks associated with shares held in Videocon Industries. Note 27.4 of our consolidated financial statements contains further information on equity instruments and related exposures. As a result, if the share price of this investment decreases over a fiscal year period, the Group may have to recognize impairment on such investment in accordance with its accounting policy described in Note 2 to our consolidated financial statements. The potential recognition of an impairment would adversely affect the Group’s net income. Any decrease in the market price of the shares held, which does not result in recognition of an impairment, is recognized through the Group’s consolidated net equity.

As described in Note 24 to our consolidated financial statements, we may also use derivatives to reduce our exposure to share price variations of certain of our investments in listed companies.

Technicolor decides whether to hedge marketable equity instruments on a case-by-case basis. For more information relating to marketable equity instrument hedging, see Note 27.4 to our consolidated financial statements.

8.	INTERNAL AND EXTERNAL CONTROLS AND PROCEDURES

8.1	Internal Control Procedures Implemented by the Company

8.1.1	Objectives of Internal Control Procedures

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

In order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, the Group has implemented the internal control framework  proposed by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

The Group’s Code of Ethics

In 2006, the Group updated its Code of Ethics created in 1999. The Code of Ethics, along with the Group’s Value and Management Principles, establish the foundation of the Group’s core values. The Code of Ethics requires all employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. The Code of Ethics has four basic principles: Respect for People, Respect for the Environment, Valuing Integrity, and Valuing Creativity. The Group is committed to offering equal employment opportunity, developing its employees and ensuring health and safety. The Group aims also to apply consistent policies and programs to protect the environment. Finally, protection of intellectual property and inventions is integral to continuing innovation in the media chain.

The Group also announced the creation of the Ethics Compliance Committee in 2006, which is responsible for ethical issues related to Technicolor’s activities and which is governed by the Code of Ethics and the Charter for the Ethics Compliance Committee. It meets at least quarterly, and more frequently when required.

In 2007, the Ethics Compliance Committee formed a subcommittee to review and recommend ethics training plans. Starting in 2008 and continuing through 2009, on the initiative of the Chairman, and following the recommendations of the subcommittee, the Group initiated the deployment of the training programs, which started with a mandatory in-person session for the Group key managers on ethics principles, organized on the same day on three of our main sites. Several on-line training sessions were held on ethics principles, our Code of Ethics, and antitrust law. Some dedicated training sessions were also organized on some specific sites or for some specific functions. These training sessions have involved around 4,000 people in 2008 and 2009 and the Group intends to carry on these programs in 2010.

Finally, the Group implemented a  Whistleblower Policy in 2006, which enables employees and other holders of relevant information to report suspected financial, accounting, banking and anti-bribery to the Ethics Compliance Committee.

The Code of Ethics (in French and in English), the Whistleblower Policy (in French and in English), and the related policies were distributed throughout the Group via internal publications and by other means and are available on Technicolor’s internal website.

The Financial Ethics Charter

To comply with Section 406 of the Sarbanes-Oxley Act and U.S. exchange listing regulations, and to reinforce awareness of the ethical dimension of finance activities, Technicolor has published an Ethics Charter specific to Finance personnel and activities. It is an extension of the Company’s Code of Ethics, which applies to all employees.

The Financial Ethics Charter was first published in December 2005, is signed by the Chief Executive Officer and the Chief Financial Officer, and is distributed to key persons within the Finance organization. Since 2006, the Financial Ethics Charter has been signed annually by the key finance managers and their teams.

This policy promotes the following rules: acting honestly and with integrity and avoiding conflicts of interest, providing accurate, complete and objective information, compliance with all rules and regulations, public and private to which the Group is subject, acting in good faith without misrepresenting material facts or allowing one’s judgment to be subordinated, respecting confidentiality of information, sharing and maintaining appropriate knowledge and skills, promoting ethical behaviour in one’s environment, using and controlling responsibly assets under one’s supervision and reporting known or suspected violations of this Charter.

A copy of the Code of Ethics and the Financial Ethics Charter are available on our website at www.technicolor.com or upon request to the Company.

Group Management and decision-making processes

At December 31, 2009, Group Management was organized around two principal bodies under the control of the Board of Directors:

•	the Executive Committee;

•	the Senior Leadership Team.

Placed under the authority of the Group’s Chief Executive Officer, the Executive Committee currently comprises seven members. It comprises Senior Executive Vice Presidents and Executive Vice Presidents in charge of Technicolor’s major business units responsible for the principal corporate functions (Operations, Finance, Human Resources, etc.). The Executive Committee meets every week or every two weeks to analyze and evaluate the Group’s financial performance (sales, operating income and cash flow) of the various business units compared with the budget, strategic developments and major events affecting the Group (sales contracts, partnerships, investments, etc.). Also the Executive Committee meets every quarter for a global strategic review.

The Group’s senior managers are backed up by a Senior Leadership Team (“SLT”) management network, established by the Chief Executive Officer to support the Executive Committee in driving the evolution of Technicolor. The SLT is comprised of around 20 key senior managers, in both operational and corporate functions and meets about four times a year to review critical indicators, results, and address operational and strategic issues.

The Group holds quarterly Business Reviews for each division, during which the management reviews the performance of the business, the progress of the key programs in each business unit, key performance indicators, and any specific operational topic which requires management attention. These programs cover especially key customer issues, new product introduction, operational performance, transformation programs, cost reduction and HR-related programs.

Risk Management

In 2005, the Group launched Enterprise Risk Assessment (ERA), a worldwide program to evaluate corporate risks. It includes assessing the operational risks facing the Group’s business units and profit centers, as well as evaluating all the risks affecting the cross-divisional functions, including human resources, sourcing and information technology. The goal of this ERA process is to identify, assess, validate and monitor risks that may impact the Group’s ability to achieve its near and long-term objectives.

The overall risk assessment allows identifying some operational risks which are listed under Chapter 1: “Key Information and Risk Factors”, section 1.3: “Risk Factors”. After the assessment the Group moves from the risk identification process to the risk management process. The risk management process consists in identifying who is in charge of producing and following the action plan for mitigating the risk and in which instance and with which frequency the risk will occur.

In 2009, following the Group’s strategic realignment and the management changes, the approach related to the risk assessment was revised. As a consequence the risk identification and assessment were done by the Executive Committee.

Process Transformation Programs

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

The internal audit department reports its results to the management of the Group. The Audit Committee is regularly informed of the main audit results; it also reviews the audit plan as well as the budget and the performance of the department. The internal audit department provides support in the risk assessment and management process.

The internal audit department consists of around 12 auditors located in three key sites for the Group (Paris, Indianapolis, Indiana (U.S.) and Burbank, California (U.S.)).

The internal audit department completes audits that covered the following domains: key operational processes, financial audits of key financial processes of the Group subsidiaries, review of key contracts or key projects, compliance audits and follow-up audits. In 2009, 43 audits were completed and controls were performed in most of our divisions and support functions.

8.1.4.	Information Technology Security Procedures

The Technicolor Chief Information Officer leads a global IT organization with dedicated teams per division (Entertainment Services, Connect, and Technology) supplemented by teams that support the entire organization, such as: global infrastructure, Corporate applications (web technologies, business intelligence and collaboration), corporate functions (HR, Finance, etc.) to ensure standardization and optimal use of resources throughout the organization / sites.

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

In addition, we continued to enhance in 2009 the IT protection level through the following:

•
completed Security Maturity assessments for select key sites, such as: Camarillo, Memphis, Ontario, Rennes, Beijing, Guadalajara, Indianapolis and Montpellier to assess/audit all levels of security for these key sites;

•
the implementation of standard processes and controls to comply with the Sarbanes-Oxley Act that were leveraged at similar operations throughout the organization (i.e. Data Centers) to allow the Group to stream-line and better manage the operation (with auditing possibility). IT organizations are using two tools to manage user access management; one for SAP platforms – GRC/Virsa and Image for some others. A new initiative will be deployed in 2010 to replace the Image tool with a package tool to manage user and identify management;

•	a continuous, stronger reinforcement of the IT security rules and procedures and we are now working on concert with the newly appointed Chief Security Officer;

•	an expansion of the IT Security Awareness program including specific training for IT managers and administrators (e-learning);

•	quarterly testing of all IT controls globally, which was successfully completed for the first time in 2009;

•
continued expansion of the Infrastructure Security Baseline which elaborates minimum IT Security, Risk Management and Compliance “Best Practices” for management of data centers in conformity with the Sarbanes-Oxley Act;

•	enhanced IT “dashboards” for each strategic business unit including KPIs (Key Performance Indicators) about functional, technical and operational performances;

•	continuation of formal IT project management process through assessments and remedial action plans at each critical step in the process;

•	deployment of a new anti-spam service offering, Postini to better control/manage our spam email;

•	implementation of a full time tracking tool for the global IT organization to increase our level of reporting, control and resource utilization; and

•	continuation of formal steering committees for key strategic projects.

Moreover, the Technicolor IT governance model covers the following areas:

•	the execution of a broad global infrastructure strategic plan focusing on operational performance;

•	the creation of a three-year detailed application strategic plan focusing on consolidation and standardization of systems, tools and business processes;

•	the management of the IT projects portfolio;

•	the divestiture process for all held for sale entities;

•	the measurement of the performance delivered by the IT function; and

•	appointment of new head of global enterprise project and portfolio management to further standardize our methodologies and processes across the organization.

8.1.5	Security of people, assets and intellectual property

Due to the importance of protecting the security of Technicolor’s people, assets, and its intellectual property in addition to the intellectual property entrusted by its customers, Technicolor decided in 2009 to hire a Chief Security Officer (CSO) to oversee all of the Group’s security activities. The CSO chairs a Core Team of security-related professionals selected from the divisions and central functions.

The Core Security Team, under the leadership of the CSO, is responsible for ensuring that  the security priorities are identified  and developing the appropriate policies and processes to address them. These priorities will include raising the level of security awareness across the Group as well as the establishment of an efficient incident response, crisis management and business continuity processes. The CSO is under the responsibility of the Executive Vice President of Business Operations.

The Core Security Team will build up the convergence of physical and IT Security and reach out to the Ethics Compliance Committee to assist it in its own remit.

Beyond working for the continuity of the business, security can be a competitive advantage for Technicolor. The core team could consequently meet with Technicolor’s clients security managers to share best practices and ensure the protection of the contents entrusted to Technicolor by its customers.

8.1.6	Internal Control Procedures Relating to the Preparation and Treatment of Accounting and Financial Information

The reliability of published accounting and financial information is based on a variety of financial procedures and controls organized mainly around the following elements:

•	the budgetary process;

•	the Group’s accounting and management organization;

•	the monthly accounting and forecasting, reporting to and analyzing by the management team and the work performed during the financial accounts closing period at the Group level;

•	the quarterly reporting of financial and operational performance review;

•	the Group’s accounting standards and methods; and

•	the preparation of the financial information.

8.1.7	Budgetary Process

The budgetary process is mandatory for all of the Group’s divisions and profit centers. The principal stages in the budgetary process are the following:

•
in September and October, preparation by each entity of a budget for the each quarter of the following year, based on market analysis and projections, analyses trends, improvement actions, customers and suppliers and risks identification;

•	in November and December, review and approval by the Group general management and corporate finance team of proposed action plans and budgets prepared at the business unit level;

•	approval of the budget by the Board of Directors at the beginning of the following year;

•	the budget is divided into monthly periods to serve as a reference for the Group’s monthly reporting;

•	after each monthly closing, an update of sales estimates for the current quarter as well as main income statement and cash KPIs; and

•
estimates are updated at the beginning of each quarter, respectively in January and April for the first half of the year and in July and October for the second half of the year. Divisions’ variances to current six-month period results are updated and reviewed.

In the context of the budgetary procedure, key performance indicators are calculated by divisions, measured, analyzed and reviewed monthly.

8.1.8	The Group’s Accounting and Management Organization

Under the authority of the Group’s Chief Financial Officer, the Management and Accounting Control team is responsible for:

•	the establishment of the Group’s consolidated financial statements and Technicolor SA’s statutory accounts;

•	the preparation of the budget and the follow-up of developments and monthly management reporting; and

•	the implementation of the Group’s accounting and management methods, procedures and standards and adaptation thereof in accordance with changes in standards.

The Group’s financial organization follows its operating organization, based on three divisions (Entertainment Services, Connect and Technology), gathering seven Business Units, themselves organized in several profit centers. One further segment (Corporate and Other) completes this organization. Each one of these business units and profit centers is under the responsibility of a controller, with Accounting and Controlling supporting teams, in charge on the one hand, of budget, reporting follow-up, performance analysis and estimates, and on the other hand, accounting of the operations within the legal entities.

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

The closing process for the half-year and annual consolidated financial statements occurs in two steps. The first step consists of a “hard close” completed in May and October. This review is initiated by the circulation of instructions prepared by the Group’s accounting department. Procedures define the controls and actions which must be undertaken at the entity level (entries in accounting books, reconciliations, etc.) and the persons authorized to implement them.

This stage leads to a first review by the statutory auditors, completed initially at the subsidiary level within a majority of the Group’s legal entities, then at the Group level. This “hard close” allows for the identification of the most complex issues, which may be reported to the Senior Management Team.

The second step occurs in July and in January/February and involves the finalization of half-year and annual consolidated financial statements under International Financial Reporting Standards (“IFRS”).

After each monthly closing the Group’s financial results for the month and the current quarter are presented to the Executive Committee. Then after each quarterly closing the quarterly financial results (as well as half-year and annual results if any) are presented to the Audit Committee. These results are also presented to the Board of Directors.

8.1.10	The Group’s Accounting Standards and Methods

The consolidated financial statements have been prepared on the basis of the Group continuing to operate as a going concern (see Note 3.1 to our consolidated financial statements for more detailed information) and in accordance with IFRS in effect as of December 31, 2009, adopted by the European Union on February 17, 2010 and in accordance with IFRS as issued by the International Accounting Standards Board in effect as of December 31, 2009.

The Group’s accounting principles are defined in a document entitled “Technicolor Accounting Principles and Methods”, which is available on the Company’s intranet site and provided to all the Group’s finance departments. This document outlines the accounting treatment of such items as tangible and intangible assets, inventories, provisions, intercompany transactions and acquisitions.

In addition, the Group publishes and distributes procedures that accountants and corporate controllers must respect in terms of purchasing, management of inventories, sales, payments, cash flow or taxes.

8.1.11	Preparation of the Financial Information

The financial information is prepared jointly by the Finance Department and the General Secretary of the Company. It is based on information reported through the Annual Reporting and accounting consolidation processes and on operational and market information, which is specifically centralized for the preparation of the Company’s Annual Report in France and the submission of this Annual Report in the United States.

The half-yearly and annual financial information is reviewed by the Group’s Audit Committee.

Prior to being published, the above financial information is also reviewed by the Disclosure Committee, made up of members drawn from the management team and senior management within and the Corporate Finance and Legal Departments.

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

Under the supervision and with the participation of our senior management at the corporate and business unit level, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that these disclosure controls and procedures were effective as of December 31, 2009.

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

We have assessed the effectiveness of the Group’s internal control over financial reporting, using the criteria described in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment under these criteria, we believe that, as of December 31, 2009, our internal control over financial reporting was effective.

KPMG and Mazars, the Independent Registered Public Accounting Firms that audited the consolidated financial statements as of and for the year ended December 31, 2009, included in this Annual Report, have also audited the Group’s internal control over financial reporting as of December 31, 2009, as stated in their reports which are included in this Annual Report.

/s/ Frederic Rose	/s/ Stéphane Rougeot
Frederic Rose Chief Executive Officer	Stéphane Rougeot Chief Financial Officer

March 26, 2010

8.3.3	Changes in Internal Control over Financial Reporting

There occurred no changes in our internal control over financial reporting during the fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

8.4	Information on Accounting Services

8.4.1	Statutory Auditors

KPMG Audit – Division of KPMG S.A.

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

8.5	Accountant Fees and Services

(in € thousands)	Mazars		KPMG
	2009	2008	2009	2008
Audit Fees (1)	3,407	3,858	6,068	6,604
Technicolor SA	1,363	1,356	1,688	1,448
Subsidiaries	2,044	2,502	4,380	5,156
Audit-Related Fees (2)	62	30	84	317
Technicolor SA	-	30	-	232
Subsidiaries	62	-	84	85
Tax Fees (3)	-	-	261	114
Technicolor SA	-	-	-	-
Subsidiaries	-	-	261	114
Other Fees	-	-	-	-
Technicolor SA	-	-	-	-
Subsidiaries	-	-	-	-
TOTAL	3,469	3,888	6,412	7,035

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

Our Audit Committee has adopted a policy for Pre-Approval of Audit and Non-Audit Services (the “Policy”) provided by the Independent Registered Public Accounting Firms that perform the role of our External Auditors. This Policy provides for non-audit services to be either: (a) authorized by the Audit Committee under a policy pre-approval that approves specific categories of non-audit services and the value of those services, provided the Audit Committee is informed of each service provided (referred to as “policy pre-approval”), with such policy pre-approvals being valid for 12 months from the date of pre-approval, unless the Committee provides otherwise; or (b) specifically pre-approved by (i) the Committee or (ii) any member of the Committee who is an independent Director within the meaning of the Exchange Act and has been specifically designated and delegated authority by the Audit Committee for that purpose, provided that the decisions regarding such pre-approvals of any such member so delegated are presented to the full Audit Committee at each scheduled meeting (the pre-approval pursuant to clauses (i) and (ii) being referred to as “specific pre-approval”).

Unless a type of service has received policy pre-approval, it will require specific pre-approval by the Audit Committee or its designated member(s) (as described above) if it is to be provided by the Independent Registered Public Accounting Firm. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee, unless and until the Audit Committee reviews and if appropriate revises the Policy. For both types of pre-approval, the Audit Committee must consider whether such services are consistent with the applicable French and SEC rules on auditor independence.

All requests or applications for services to be provided by the Independent Registered Public Accounting Firm that do not require specific pre-approval by the Audit Committee will be submitted to the Vice President, internal audit and the controller and must include a detailed description of the services to be rendered. The Vice President, internal audit and the Independent Registered Public Accounting Firm then determine jointly whether such services are included within the list of services that have received policy pre-approval of the Audit Committee and whether their performance and their policy pre-approval is consistent with the rules on auditor independence, and will inform the Audit Committee promptly of any such services rendered or to be rendered by the independent auditor.

Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Vice President, internal audit, and includes a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

In its meeting of February 16, 2010, the Audit Committee reviewed the current Pre-Approval Policy to determine whether it would be appropriate to revise the policy. The Audit Committee decided not to make any changes to the Pre-Approval Policy at this time.

During fiscal year 2009, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

9.	EXHIBITS

The following exhibits are filed as part of this Annual Report :

Exhibit 1: Bylaws of Technicolor, dated January 27, 2010

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

TECHNICOLOR

/s/ Frederic Rose
Name: Frederic Rose Title: Chief Executive Officer

Dated: April 6, 2010

10.	TECHNICOLOR CONSOLIDATED FINANCIAL STATEMENTS

10.1	Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms

The Board of Directors and Stockholders
Technicolor (formerly THOMSON):

We have audited the accompanying consolidated balance sheets of Technicolor and subsidiaries (“Technicolor”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technicolor as of December 31, 2009, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying the above opinion, we draw your attention to Notes 1.2 and 3.1 of the consolidated financial statements, which describe, in particular, the Company’s situation in relation to the sauvegarde proceedings and its financial restructuring.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Technicolor’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense, March 26, 2010	Courbevoie, March 26, 2010

KPMG Audit	Mazars
A division of KPMG S.A.

/s/ Isabelle Allen	/s/ Grégoire Menou	/s/ Frédéric Allilaire	/s/ Simon Beillevaire
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

Report of Independent Registered Public Accounting Firms

The Board of Directors and Stockholders
Technicolor (formerly THOMSON):

We have audited Technicolor’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Technicolor’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Technicolor maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Technicolor as of December 31, 2009, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for the years then ended, and our report dated March 26, 2010 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph drawing attention to Notes 1.2 and 3.1 of the consolidated financial statements, which describe, in particular, the Company’s situation in relation to the sauvegarde proceedings and its financial restructuring.

Paris La Défense, March 26, 2010	Courbevoie, March 26, 2010

KPMG Audit	Mazars
A division of KPMG S.A.

/s/ Isabelle Allen	/s/ Grégoire Menou	/s/ Frédéric Allilaire	/s/ Simon Beillevaire
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

10.2	Consolidated Financial Statements

10.2.1 CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
(€ in millions)	Note	2009	2008 (1)	2007 (1)
Continuing operations
Revenues		3,529	4,099	4,681
Cost of sales		(2,747)	(3,355)	(3,652)

Gross margin		782	744	1,029

Selling and administrative expenses	(7)	(382)	(459)	(463)
Research and development expenses	(8)	(153)	(169)	(182)
Restructuring costs	(29)	(41)	(166)	(79)
Net impairment losses on non-current operating assets	(9)	(80)	(666)	(1)
Other income (expense)	(7)	10	(25)	114
Profit (loss) from continuing operations before tax and net finance costs		136	(741)	418

Interest income	(10)	8	16	20
Interest expense	(10)	(51)	(91)	(101)
Other financial income (expense)	(10)	(25)	(301)	4
Net finance costs		(68)	(376)	(77)

Share of profit (loss) from associates	(16)	-	(4)	1
Income tax	(11)	(35)	(104)	(26)
Profit (loss) from continuing operations		33	(1,225)	316

Discontinued operations
Net loss from discontinued operations	(12)	(375)	(708)	(339)

Net income (loss)		(342)	(1,933)	(23)
Attributable to:
- Equity Holders		(342)	(1,930)	(23)
- Minority interests		-	(3)	-

		Year ended December 31,
(in euro, except number of shares)		2009	2008	2007

Weighted average number of shares outstanding (basic net of treasury stock)		263,089,971	262,940,152	262,787,361

Earnings (loss) per share from continuing operations	(33)
- basic		0.13	(4.72)	1.13
- diluted		0.13	(4.72)	0.99
Earnings (loss) per share from discontinued operations
- basic		(1.43)	(2.69)	(1.29)
- diluted		(1.43)	(2.69)	(1.18)
Total earnings (loss) per share
- basic (2)		(1.30)	(7.41)	(0.16)
- diluted (2)		(1.30)	(7.41)	(0.19)

(1)	See Note 4 “Bridge with consolidated financial statements released as of December 31, 2008”.

(2)	The dividends on the subordinated perpetual notes (whenever they do not impact the net result) are taken as a reduction of earnings for the purpose of calculating earnings per share.

The accompanying notes on pages 153 to 231 are an integral part of these consolidated financial statements.

10.2.2 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Period ended December 31,
(€ in millions)	Note	2009	2008	2007
Net income (loss) for the year		(342)	(1,933)	(23)

Actuarial gains and losses (1)	(28)	(38)	(20)	55

Fair value gains (losses), gross of tax on available-for-sale financial assets
- fair value adjustments of the year	(17)	18	(141)	152
- reclassification adjustments to income on disposal of available-for-sale financial assets		-	-	-

Fair value gains (losses), gross of tax on cash flow hedges :
- on cash flow hedges before the hedged transactions affect profit or loss	(23)	6	15	4
- reclassification adjustments when the hedged forecast transactions affect profit or loss	(23)	(15)	(4)	2

Currency translation adjustments (2)
- currency translation adjustments of the year		48	(74)	(148)
- reclassification adjustments on disposal or liquidation of a foreign operation		(2)	3	-

Tax effect (3)		-	1	(1)
Total other comprehensive income recognized directly in equity		17	(220)	64
Total comprehensive income for the year		(325)	(2,153)	41
Attributable to:
- Equity holders of the parent		(326)	(2,146)	38
- Minority interests		1	(7)	3

(1)	Includes € (2) million related to held for sale businesses as of December 31, 2009.

(2)	Includes € 2 million related to held for sale businesses as of December 31, 2009.

(3)	No significant tax effect due to the overall tax loss position of the Group.

The accompanying notes on pages 153 to 231 are an integral part of these consolidated financial statements.

10.2.3 CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	December 31, 2009	December 31, 2008	December 31, 2007
ASSETS

Non-current assets:
Property, plant and equipment	(13)	431	541	693
Goodwill	(14)	746	926	1,645
Other intangible assets	(14)	456	673	938
Investments in associates	(15)	7	7	10
Investments and available-for-sale financial assets	(17)	42	52	397
Derivative financial instruments	(25)	-	-	16
Contract advances and up-front prepaid discount	(18)	60	131	122
Deferred tax assets	(11)	426	515	503
Income tax receivable		20	21	67
Other non-current assets	(21)	37	41	53
Cash collateral	(22)	13	-	-

Total non-current assets		2,238	2,907	4,444

Current assets:
Inventories	(19)	97	270	332
Trade accounts and notes receivable	(20)	555	968	918
Current accounts with associates and joint ventures		5	4	12
Derivative financial instruments	(25)	7	85	17
Income tax receivable		15	32	10
Other current assets	(21)	316	485	464
Cash collateral	(22)	82	38	-
Cash and cash equivalents	(22)	569	769	572
Assets classified as held for sale	(12)	436	33	1

Total current assets		2,082	2,684	2,326

Total assets		4,320	5,591	6,770

The accompanying notes on pages 153 to 231 are an integral part of these consolidated financial statements.

(€ in millions)	Note	December 31, 2009	December 31, 2008	December 31, 2007
EQUITY AND LIABILITIES

Shareholders’ equity:	(23)
Common stock (269,890,028 shares at December 31, 2009 with nominal value of €3.75 per share)		1,012	1,012	1,012
Treasury shares		(156)	(159)	(154)
Additional paid in capital		1,643	1,643	1,539
Subordinated perpetual notes		500	500	500
Other reserves		112	139	282
Retained earnings (accumulated deficit)		(3,340)	(2,998)	(932)
Cumulative translation adjustment		(226)	(272)	(202)

Shareholders’ equity (deficit)		(455)	(135)	2,045

Minority interests		2	1	10

Total equity (deficit)		(453)	(134)	2,055

Non-current liabilities:
Borrowings	(26)	16	22	1,078
Retirement benefits obligations	(28)	310	332	352
Restructuring provisions	(29)	16	17	25
Derivative financial instruments	(25)	-	-	11
Other provisions	(29)	92	103	50
Deferred tax liabilities	(11)	198	284	204
Other non-current liabilities	(31)	60	45	59

Total non-current liabilities		692	803	1,779

Current liabilities :
Borrowings	(26)	2 ,727	2,862	745
Derivative financial instruments	(25)	4	46	35
Retirement benefits obligations	(28)	60	71	51
Restructuring provisions	(29)	48	115	75
Other provisions	(29)	68	102	89
Trade accounts and notes payable		435	968	1,160
Accrued employee expenses		128	155	168
Income tax payable		7	32	58
Other current liabilities	(31)	345	548	547
Payables on acquisition of companies	(32)	2	1	7
Liabilities classified as held for sale	(12)	257	22	1

Total current liabilities		4,081	4,922	2,936

Total liabilities		4,773	5,725	4,715

Total equity (deficit) and liabilities		4,320	5,591	6,770

The accompanying notes on pages 153 to 231 are an integral part of these consolidated financial statements.

10.2.4 CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)		Year ended December 31
	Note	2009	2008	2007
Net income (loss)		(342)	(1,933)	(23)
Loss from discontinued operations		(375)	(708)	(339)
Profit (loss) from continuing operations		33	(1,225)	316
Summary adjustments to reconcile profit from continuing operations to cash generated from continuing operations
Depreciation and Amortization (1)		270	452	300
Impairment of assets (2)		82	711	15
Net changes in provisions (3)		(80)	94	(129)
(Profit) / loss on asset sales		(12)	(1)	(55)
Interest (Income) and Expense	(10)	43	57	81
Other non cash items (including tax)		43	185	15
Changes in working capital and other assets and liabilities	(35)	(120)	(335)	36
Cash generated from / (used in) continuing operations		259	(62)	579
Interest paid		(51)	(71)	(73)
Interest received		7	5	8
Income tax paid		(36)	(30)	(63)
Net operating cash generated from / (used in) continuing activities	(35)	179	(158)	451
Net operating cash used in discontinued operations	(12.4)	(81)	(160)	(170)
Net cash from / (used in) operating activities (I)		98	(318)	281

Acquisition of subsidiaries, associates and investments, net of cash acquired	(35)	(4)	(14)	(48)
Net cash impact from sale of investments		23	5	42
Purchases of property, plant and equipment (PPE)		(121)	(164)	(148)
Proceeds from sale of PPE and intangible assets		17	3	109
Purchases of intangible assets including capitalization of development costs		(44)	(65)	(49)
Cash collateral granted to third parties	(22)	(59)	(35)	-
Cash collateral reimbursed by third parties	(22)	3	-	-
Loans (granted to) / reimbursed by third parties		(8)	(3)	-
Net investing cash generated used in continuing activities		(193)	(273)	(94)
Net investing cash generated from / (used in) discontinued operations	(12.4)	(35)	(78)	(45)
Net cash used in investing activities (II)		(228)	(351)	(139)

Purchases of treasury shares and others		-	1	(7)
Repayment of convertible bonds		-	(367)	-
Proceeds from borrowings	(26)	3	1,611	165
Repayments of borrowings		(50)	(338)	(890)
Fees paid linked to the debt and capital restructuring	(35)	(27)	-	-
Dividends and distributions paid to Group’s shareholders	(23)	-	(29)	(117)
Net financing cash generated from/ (used in) continuing activities		(74)	878	(849)
Net financing cash used in discontinued operations	(12.4)	(1)	(8)	(12)
Net cash provided by / (used) in financing activities (III)		(75)	870	(861)

Net (decrease) / increase in cash and cash equivalents (I+II+III)		(205)	201	(719)
Cash and cash equivalents at beginning of year		769	572	1,311
Exchange losses on cash and cash equivalents		5	(4)	(20)
Cash and cash equivalents at end of year		569	769	572

(1)	Including € 7 million of depreciation of non-quoted shares in 2009 and € 151 million of depreciation of our investment in Videocon Industries in 2008 (see Note 17).
(2)	Including € 2 million and € 45 million of impairment of assets as part of restructuring plans in 2009 and 2008 respectively (see Note 29).
(3)	Including non cash impact of € (62) million in 2007 corresponding to the net gains on the medical plan curtailments (see Note 28).

The accompanying notes on pages 153 to 231 are an integral part of these consolidated financial statements.

10.2.5. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Group								Minority interests	Total equity (deficit)
(€ in millions)	Share capital	Treasury shares	Additional paid-in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity (deficit)
Balance at January 1, 2007	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119
Variation for the year ended December 31, 2007
Total other comprehensive income (*)	-	-	-	-	209	-	(148)	61	3	64
Net income (loss) for 2007	-	-	-	-	-	(23)	-	(23)	-	(23)
Total comprehensive income for 2007	-	-	-	-	209	(23)	(148)	38	3	41
Distribution of additional paid-in capital (see below)	-	-	(88)	-	-	-	-	(88)	-	(88)
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Tax impact on dividend paid on subordinated notes	-	-	-	-	-	7	-	7	-	7
Treasury shares
- cancelled (3,981,268 shares)	(15)	74	(59)	-	-	-	-	-	-	-
- purchased and sold (net amount)	-	(7)	-	-	-	-	-	(7)	-	(7)
- tax impact on treasury shares sold	-	4	-	-	-	-	-	4	-	4
Other movements	-	-	-	-	-	(1)	-	(1)	-	(1)
Share-based payment to employees (see Note 30)	-	-	-	-	9	-	-	9	-	9
Balance at December 31, 2007	1,012	(154)	1,539	500	282	(932)	(202)	2,045	10	2,055
Variation for the year ended December 31, 2008
Total other comprehensive income (*)	-	-	-	-	(146)	-	(70)	(216)	(4)	(220)
Net income (loss) for 2008	-	-	-	-		(1,930)	-	(1,930)	(3)	(1,933)
Total comprehensive income for 2008	-	-	-	-	(146)	(1,930)	(70)	(2,146)	(7)	(2,153)
Dividend paid on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Tax impact on dividend paid on subordinated notes	-	-	-	-	-	(2)	-	(2)	-	(2)
Treasury shares
- purchased and sold (net amount)	-	(5)	-	-	-	-	-	(5)	-	(5)
- tax impact on treasury shares sold	-	-	-	-	-	-	-	-	-	-
Disposal of minority interests	-	-	-	-	-	-	-	-	(2)	(2)
Other movements	-	-	104	-	-	(105)	-	(1)	-	(1)
Share-based payment to employees (see Note 30)	-	-	-	-	3	-	-	3	-	3
Balance at December 31, 2008	1,012	(159)	1,643	500	139	(2,998)	(272)	(135)	1	(134)
Variation for the year ended December 31, 2008
Total other comprehensive income (*)	-	-	-	-	(29)	-	45	16	1	17
Net income (loss) for 2009	-	-	-	-	-	(342)	-	(342)	-	(342)
Total comprehensive income for 2009	-	-	-	-	(29)	(342)	45	(326)	1	(325)
Treasury shares
- purchased and sold (net amount)	-	1	-	-	-	-	-	1	-	1
- tax impact on treasury shares sold	-	2	-	-	-	-	-	2	-	2
Other movements	-	-	-	-	-	-	1	1		1
Share-based payment to employees (see Note 30)	-	-	-	-	2	-	-	2	-	2
Balance at December 31, 2009	1,012	(156)	1,643	500	112	(3,340)	(226)	(455)	2	(453)

(*) Refer to details in the “Consolidated Statement of Comprehensive Income” on page 148.

The accompanying notes on pages 153 to 231 are an integral part of these consolidated financial statements.

10.3	Notes to the consolidated financial statements

Note 1    General information

Note 2    Summary of significant accounting policies

Note 3    Critical accounting estimates and judgments

Note 4    Bridge with consolidated financial statements released as of December 31, 2008

Note 5    Significant changes in the scope of consolidation

Note 6    Information by operating segments and by geographic areas

Note 7    Selling and administrative expenses and other income (expense)

Note 8    Research and development expenses

Note 9    Impairment losses on non-current operating assets

Note 10  Net finance costs

Note 11  Income tax

Note 12  Discontinued operations

Note 13  Property, plant and equipment

Note 14  Goodwill and other intangible assets

Note 15  Investments in associates

Note 16  Interest in joint ventures

Note 17  Investments and available-for-sale financial assets

Note 18  Contract advances and up-front prepaid discount

Note 19  Inventories

Note 20  Trade accounts and notes receivable

Note 21  Other current and non-current assets

Note 22  Cash, cash equivalents and cash collateral

Note 23  Shareholders’ equity (deficit)

Note 24  Financial risk management

Note 25  Derivative financial instruments

Note 26  Borrowings

Note 27  Financial instruments and market related exposures

Note 28  Retirement benefit obligations

Note 29  Provisions for restructuring and other charges

Note 30  Share-based payments

Note 31  Other current and non-current liabilities

Note 32  Payables on acquisition of companies

Note 33  Earnings (Loss) per share

Note 34  Information on employees

Note 35  Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

Note 36  Contractual obligations and other commitments

Note 37  Contingencies

Note 38  Related party transactions

Note 39  Subsequent events

Note 40  List of main consolidated subsidiaries

Note 1 General information

Note 1.1 General information

Technicolor (formerly Thomson) provides a wide range of video technologies, systems, finished products and services to businesses and professionals in the Media & Entertainment industries. Until the end of 2008, Technicolor’s activities were organized into three principal Divisions: Technology, Thomson Grass Valley, and Technicolor. Effective January 1, 2009, the Group’s activities have been reorganized within the three operational Divisions: Technology, Connect (formerly part of the Thomson Grass Valley division) and Entertainment Services (formerly Technicolor). All remaining activities (mainly retail telephony (sold in December 2009), residual non-core activities and unallocated Corporate functions) are grouped in a segment “Other”.

According to the sixteenth resolution voted during the Extraordinary Shareholders’ meeting held on January 27, 2010, the name of the Company changed from Thomson to Technicolor.

In these consolidated financial statements, the terms “Technicolor group”, “the Group” and “Technicolor” mean Technicolor S.A. (formerly Thomson S.A.) together with its consolidated subsidiaries. Technicolor S.A. or the “Company” refers to the Technicolor group parent company.

The consolidated financial statements were closed by the Board of Directors of Technicolor S.A. on February 17, 2010. According to French law, the consolidated financial statements will be considered as definitive when approved by our shareholders at the Ordinary Shareholders’ Meeting, which should take place in June 2010.

Note 1.2 Main events of the year

Discussions with the main senior creditors of the Company

On January 28 and March 9, 2009, the Company announced that when the 2008 audited consolidated financial statements were available, it would be in breach of certain covenants contained in financial agreements under which the Company had borrowed substantially all of the outstanding senior debt, i.e. around 2.8 billion euros (the senior debt).

To prevent the risk of the acceleration of the debt due to this situation, beginning in February 2009, the Company entered into discussions with its principal senior creditors to present its strategic framework and to engage in a dialogue regarding the restructuring of its debt.

To ensure a sufficiently long period of stability for the negotiations to be successful, the Company obtained waivers from its senior creditors pursuant to which the senior creditors agreed to suspend their rights to call for the acceleration of the senior debt until June 16, 2009 and then July 24, 2009.

On July 24, 2009 the Company signed a restructuring agreement with the majority of its senior creditors which set out the terms and conditions for the restructuring of its senior debt and new governance of the Company, as well as the extension of the waivers until November 30, 2009.

In the period after July 24, 2009, the Company attempted to reach an agreement with those creditors who had not signed the restructuring agreement. These negotiations were unsuccessful, with certain creditors arguing that they could not accede to the restructuring agreement due to the hedging protection to which they had subscribed under Credit Default Swaps or CDS.

At the termination of the CDS auction process organized by ISDA at the end of October 2009, the identity of the new creditors had not been definitively established and the debt instruments continued to be sold on the market and were the subject of new CDS contracts.

The Company therefore was not able to identify and obtain the unanimous approval of all its senior creditors for the restructuring agreement, which expired on November 30, 2009.

In this context, in order to end the uncertainty which was damaging to itself, its shareholders and its stakeholders (employees, suppliers and customers), the Company requested on November 30, 2009 the Nanterre Commercial Court to open a sauvegarde proceeding for the benefit of the Company.

Sauvegarde proceeding opened in respect of the Company

Although the restructuring agreement of July 24, 2009 had expired, the Company submitted a proposed sauvegarde plan based on the terms of the restructuring agreement to its creditors.

In accordance with French law, the proposed sauvegarde plan was submitted to the vote of the creditors meeting in committees on December 21 and 22, 2009. In addition, on January 27, 2010, the Shareholders’ Meeting approved the resolutions required to implement the plan. Finally, on February 17, 2010 the Nanterre Commercial Court approved the proposed sauvegarde plan (the “Sauvegarde Plan”) after ensuring it was protecting the interests of all creditors and offered a “viable solution” (“une possibilité sérieuse pour l’entreprise d’être sauvegardée”). The Sauvegarde Plan is now binding upon all creditors of Technicolor S.A.  The Court’s ruling approving the plan is subject to appeal (by parties to the proceeding (appel) or third-parties (tierce-opposition)). Such appeals do not have the effect of suspending enforcement of the Court’s ruling, with the exception of an appeal by the French Attorney General (ministère public). As a consequence, unless the Attorney General files an appeal against the Court’s ruling approving the plan, the Company will be able to implement restructuring notwithstanding any appeal.

Recognition of the effects of the sauvegarde in the United States (Chapter 15 of the Federal Bankruptcy Code)

On December 16, 2009, the Company filed a request for recognition of the effects of the sauvegarde in the United States with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 15 of the Federal Bankruptcy Code. The purpose of this proceeding is to protect the assets of the Company located in the United States and to stay any proceedings of creditors in the United States which would be inconsistent with the principles of the sauvegarde. The Chapter 15 proceeding is therefore only an ancillary proceeding for the purpose of recognition in the United States of the Sauvegarde Proceeding opened in France for the benefit of the Company.

Description of the restructuring

The principal characteristics of the Sauvegarde Plan (described in greater detail in the notice of meeting available on Technicolor’s website) are as follows:

▪	a conversion of up to €1,289 million of the senior debt into securities by way of:

o
a share capital increase in cash with preferential subscription rights (droits préférentiels de souscription) (subject to rules relating to public offerings that restrict participation by investors in certain countries including the United States) in a maximum amount of approximately €348 million (including share premium). It is to be noted that the capital increase will be fully backstopped pursuant to a subscription commitment by the senior creditors;

o
the issuance of notes redeemable in shares of the Company (the NRS), reserved to the senior creditors, for an aggregate principal amount of up to €641 million, with the Company’s existing shareholders having the opportunity to purchase such NRS up to an amount of approximately €75 million pursuant to warrants to purchase NRS (subject to rules relating to public offerings that restrict participation by investors in certain countries including the United States);

o
the issuance of notes redeemable in cash or shares of the Company (disposal proceeds notes, or the DPN), linked to the disposal proceeds of certain non-core assets of the Company, reserved to the senior creditors in an amount up to €300 million ;

▪
the execution of a new term loan facility and the issuance of new notes (the reinstated debt) which will allow the repayment of up to €1,550 million of senior debt, the principal characteristics of which are described in Note 26.4;

▪	the payment of the interest claims of the TSS holders against the Company in cash in an amount of €25 million (definitively extinguishing these interest claims).

Main new accounting topics:

-	Following management’s decision to sell its Grass Valley and Media Networks (MN) businesses these are classified as discontinued activities in accordance with IFRS 5 (see Notes 4 and 12).

-	The first application of IFRS 8 as of January 1, 2009 had no impact on our segment reporting presentation (more information is provided in Note 6).

Note 2 Summary of significant accounting policies

Note 2.1 Basis of preparation

The consolidated financial statements have been prepared on the basis of the Group continuing to operate as a going concern (see Note 3.1 for more detailed information) and in accordance with International Financial Reporting Standards (« IFRS ») effective as of December 31, 2009 and adopted by the European Union as of February 17, 2010 and in accordance with IFRS as issued by the International Accounting Standards Board and effective as of December 31, 2009.

The standards approved by the European Union are available on the following web site: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm.

The accounting policies applied by the Group are consistent with those followed last year. In 2009, the Group applied the following standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2009 for the first time.

Note 2.2 Standards, amendments and interpretations effective as of January 1, 2009 and applied as of January 1, 2009

New standard or interpretation	Main provisions	Main impacts on the 2009 consolidated financial statements
IFRS 1, First-time Adoption of IFRS and IAS 27, Consolidated and Separate Financial Statements	Amendment relating to the cost of an investment on first-time adoption.	The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IFRS 8, Operating Segments
IFRS 8 replaces IAS 14, Segment reporting. It requires the identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker (CODM).

Based on the level of information given to the Group’s Executive Committee (considered as the Chief Operating Decision Maker) on a recurring basis, the Group determined that its reportable operating segments are: Technology, Connect and Entertainment Services. All the remaining activities (mainly Retail Telephony, residual non-core activities and unallocated Corporate functions) are grouped in a segment “Other”. See Note 6.

IFRS 2 Share-based Payment (amendments)
The amendment deals with two matters. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

The application of this amendment since January 1, 2009 has impacted the Group’s financial statements as the waiver by M.Rose of all his stock-options has been treated as a cancellation according to IFRS 2 amended. A corresponding expense of € 1 million has been booked in the 2009 consolidated financial statements.

IFRS 7, Financial Instruments: Disclosures — Amendments enhancing disclosures about fair value and liquidity risk		These amendments require enhanced disclosures about fair value measurements and liquidity risk.
Improvements to IFRSs 2008		The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IAS 1, Presentation of financial statements	The revision is aimed at improving users’ ability to analyse and compare the information given in financial statements.	The impact of the revision of IAS 1 has been to expand the disclosures provided mainly regarding comprehensive income.
IAS 23, Borrowing costs (amendments)
The main impact of this amendment is the removal of the option to immediately recognise as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets.
This amendment is prospective (no impact on opening balance sheet). The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IAS 32, Financial Instruments: Presentation (amendments) and IAS 1, Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
These amendments clarify the accounting for particular types of financial instruments that have characteristics similar to ordinary shares. According to these amendments, such instruments, provided they have particular features and meet specific conditions will be according to these amendments classified as equity. Additional disclosures are also required on the instruments affected by the amendments.
The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.

New standard or interpretation	Main provisions	Main impacts on the 2009 interim consolidated financial statements
IFRIC 9, Reassessment of Embedded Derivatives and IAS 39, Financial Instruments: Recognition and Measurement (amendments)
The amendments to IFRIC 9 and IAS 39 clarify the treatment of derivative financial instruments embedded  in other contracts when a hybrid financial asset is reclassified out of the fair value through profit or loss category.
The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IFRIC 13, Customer Loyalty Programmes	IFRIC 13 deals with the accounting for loyalty award programmes (such as 'points' or travel miles) granted by certain entities to customers who buy other goods or services.	The application of this amendment since January 1, 2009 had no material impact on the Group revenues.
IFRIC 15, Agreements for the Construction of Real Estate
IFRIC 15 provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11, Construction Contracts or IAS 18, Revenue and, accordingly, when revenue from the construction should be recognised.
The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.
IFRIC 16, Hedges of a Net Investment in a Foreign Operation
IFRIC 16 clarifies three main points:
-    The presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation.
-     A hedging instrument in a hedge of a net investment in a foreign operation may be held by any entity or entities within the group.
-     It clarifies how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.
The application of this amendment since January 1, 2009 had no material impact on the Group consolidated financial statements.

Note 2.3 Standards, amendments and interpretations that are not yet effective and have not been early adopted by Technicolor

New standard	Effective Date	Main provisions
Amendments to IFRS 2, Share-based Payment – Group Cash-settled Share-based Payment Transactions	Annual periods beginning on or after 1 January 2010
This amendment clarifies the accounting for Group cash-settled share-based payment transaction and how an individual subsidiary in a Group should account for some share-based payment arrangements in its own financial statements.

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

IFRS 9, Financial Instruments – Classification and Measurement	Annual periods beginning on or after 1 January 2013
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39.

Improvements to IFRSs 2009	Various effective date; the earliest is annual periods beginning on or after 1 July 2009	The IASB issued Improvements to IFRSs – a collection of amendments to twelve International Financial Reporting Standards – as part of its program of annual improvements to its standards.

New standard	Effective Date	Main provisions
IAS 24, Related Party Disclosures – Revised definition of related parties (revised)	Annual periods beginning on or after 1 January 2011	The revised standard provides a partial exemption for government-related entities and a revised definition of a related party.
IAS 32, Financial Instruments: Presentation – Amendments relating to classification of rights issues	Annual periods beginning on or after 1 February 2010
The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

IAS 39, Recognition and Measurement : Eligible Hedged Items (amendments)	Annual periods beginning on or after 1 July 2009	The IASB published amendments to IAS 39 to clarify two hedge accounting issues: - Inflation in a financial hedged item - One-sided risk in a hedged item
New interpretation	Effective Date	Main provisions
IFRIC 14, Prepayments of a Minimum Funding Requirement (amendment)	Annual periods beginning on or after 1 January 2011
The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset.

IFRIC 17, Distributions of Non-cash Assets to Owners	Annual periods beginning on or after 1 July 2009
IFRIC 17 clarifies that an entity should measure the dividend payable at the fair value of the net assets to be distributed and the difference between the dividend paid and the carrying amount of the net assets distributed should be recognized in profit or loss.

IFRIC 18, Transfers of assets from customers	Assets received from customers on or after 1 July 2009	IFRIC 18 provides additional guidance on the accounting for transfers of assets from customers.
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after 1 July 2010
IFRIC 19 clarifies that when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially:
-     the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability.
-     the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.
-     the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period.

IFRS 1, First-time adoption of international financial reporting standards, hereinafter ‘restructured IFRS 1’	Annual periods beginning on or after 1 July 2009
The restructured IFRS 1 replaces the existing IFRS 1 in order to make IFRS 1 easier to use and amend in the future. The restructured IFRS 1 also removes from the standard some outdated transition guidance and contains some minor wording changes.

The impacts of the above standards, amendments and interpretations and of current IFRS and IFRIC projects are not anticipated in these consolidated financial statements and cannot be reasonably estimated at this time.

Note 2.4 Main accounting options selected by the Group for the preparation of the opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1, First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS when preparing their first IFRS consolidated financial statements. The Group has opted to apply the following main options and exemptions provided by IFRS 1:

▪	Business combinations
In accordance with IFRS 3, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

▪	Cumulative translation differences
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

▪	Stock options and other share-based payments
The Group elected to apply IFRS 2 to all equity instruments granted after November 7, 2002 and for which the rights had not vested as of December 31, 2004.

Note 2.5 Functional and presentation currency

These consolidated financial statements are presented in euro. All financial information presented in euro has been rounded to the nearest million, unless otherwise stated.

Note 2.6 Basis of measurement

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, derivative financial instruments and financial assets at fair value through profit and loss.

Note 2.7 Use of estimates

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

Note 2.8 Positions taken by the Group when no specific requirement exists in the IFRS

These positions are linked to issues that are being analyzed by the IFRIC or the IASB. In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. The Group's judgment-based interpretations are as follows:

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

Note 2.9 Scope and consolidation method

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

Note 2.10 Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the IFRS recognition criteria are recorded at their fair value at the acquisition date, except mainly for the assets classified as held-for-sale by the Group that are recognized at fair value less costs to sell.

The cost of an acquisition is measured:

▪	At the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange;
▪	Plus costs directly attributable to the acquisition.

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

Note 2.11 Translation of foreign subsidiaries

For the financial statements of all the Group’s entities for which the functional currency is different from that of the Group, the following methods are applied:

▪	The assets and liabilities are translated into euros at the rate effective at the end of the period.
▪	The revenues and costs are translated into euros at the average exchange rate of the period.

The translation adjustments arising are directly recorded in other comprehensive income recognized in  equity.

Note 2.12 Translation of foreign currency transactions

Transactions in foreign currency are translated at the exchange rate effective at the trade date. Monetary assets and liabilities in foreign currency are translated at the rate of exchange prevailing at the balance sheet date. The differences arising on the translation of foreign currency operations are recorded in the statement of operations as a profit or loss on exchange.

The non-monetary assets and liabilities are translated at the historical rate of exchange effective at the trade date.

The main exchange rates used for translation (one unit of each foreign currency converted to euros) are summarized in the following table:

	Closing rate			Average Rate
	2009	2008	2007	2009	2008	2007
US dollar (US$)	0.69384	0.71081	0.67983	0.71549	0.67861	0.72682
Pound sterling (GBP)	1.11990	1.03099	1.36103	1.11625	1.24276	1.45660
Canadian dollar (CAD)	0.66184	0.58323	0.69367	0.62901	0.63491	0.68254

The average rate is determined by taking the average of the month-end closing rates for the year, unless such method results in a material distortion.

Note 2.13 Property, Plant and Equipment (PPE)

All PPE are recognized at cost less any depreciation and impairment losses. They are essentially amortized using the straight-line method over the useful life of the asset, which ranges from 20 to 40 years for buildings and from 1 to 12 years for materials and machinery. Each material component of a composite asset with different useful lives or different patterns of depreciation is accounted for separately for the purpose of depreciation and for accounting of subsequent expenditure.

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

Note 2.14 Leases

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
The aggregate benefits of lease incentives received from the lessor are recognized as a reduction of rental expense over the lease term, on a straight-line basis.

Note 2.15 Goodwill

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

Note 2.16 Intangible assets

Intangible assets consist mainly of capitalized development projects, trademarks, rights for use of patents and acquired customer relationships.

Intangibles acquired through a business combination are recognized at fair value. For material amounts, Technicolor relies on independent appraisals to determine the fair value of intangible assets. Separately acquired intangible assets are recorded at purchase cost and internally generated intangibles are recognized at production cost.

Purchase cost comprises acquisition price plus all associated costs relating to the acquisition and set-up. All other costs, including those relating to the development of internally generated intangible assets such as brands, customer files, etc., are recognized as expenses of the period when they are incurred.

Intangible assets considered to have a finite useful life are amortized over their estimated useful lives and their value written down in the case of any impairment loss. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Depending on the nature and the use of the intangible assets, the amortization of these assets is included either in “Cost of sales”, “Selling and administrative expenses”, “Other income (expense)” or “Research and development expenses”.

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

(c) Customer relationships
Customer relationships that are acquired through business combinations are amortized over the expected useful life of such relationships, which range from 8 to 20 years (taking into account probable renewals of long-term customer contracts that last generally from 1 to 5 years). The initial valuation methodology used is generally based on the attributable discounted future cash flows expected to be generated by the existing customers' portfolio at the acquisition date.

(d) Other intangible assets
This caption comprises mainly acquired or internally developed software.

Note 2.17 Impairment of intangible assets, goodwill and PPE

Goodwill, intangible assets having an indefinite useful life and development projects not yet available for use are tested annually for impairment in October and whenever circumstances indicate that they might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units (CGU) or groups of cash-generating units (hereafter called “goodwill reporting units” (GRU)) that represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

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

Note 2.18 Assets held for sale and discontinued operations

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

The profit (loss) from discontinued operations is presented as a separate line item on the face of the statement of operations with a detailed analysis provided in Note 12. The statement of operations data for all prior periods presented are reclassified to present the results of operations meeting the criteria of IFRS 5 as discontinued operations (see Note 4 for details on this reclassification). In the statement of cash flows, the amounts related to discontinued operations are disclosed separately and detailed in Note 12.4.

Note 2.19 Inventories

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

Note 2.20 Customer contract advances and up-front prepaid discount

As part of its normal course of business, Technicolor makes cash advances and up-front prepaid discount, principally within its Entertainment Services Division, to its customers. These are generally in the framework of a long-term relationship or contract and can take different forms. Consideration is typically paid as an advance to the customers in return for the customer’s various commitments over the life of the contracts. These contracts award to the Group a customer’s business within a particular territory over the specified contract period (generally from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions.

Such advances payments are classified under “Non-current assets”, recorded as “Contracts advances and up-front prepaid discount” and are amortized as a reduction of "Revenues" on the basis of units of production or film processed.

Note 2.21 Financial assets

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

(a) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as "held for trading" unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months after the balance sheet date. Financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in fair value, including interest and dividend income, are presented in the statement of operations within “Other financial income (expense)”, in the period in which they arise.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet. Loans and receivables are, subsequent to initial recognition, carried at amortized cost using the effective interest method.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Within the Group, available-for-sale financial assets consist mainly of shares held in listed companies and investments held in unquoted entities. Available-for-sale financial assets are subsequently carried at fair value and changes in the fair value are recognized in other comprehensive income in equity. The foreign exchange differences on monetary securities (debt instruments) denominated in a foreign currency are recognized in profit or loss. When securities are sold or impaired, the accumulated fair value adjustments recognized previously through other comprehensive income are recycled through profit or loss in the line item “Other financial income (expense)” in the statement of operations. In 2008, the investment in Videocon was considered as impaired and the depreciation has been booked in the statement of operations since the quoted value was significantly lower than the carrying value during more than 9 months.

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

Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A significant or prolonged decline (more than 9 months) in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative negative changes in fair value – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from other comprehensive income in equity and recognized as an expense in the statement of operations. Impairment losses recognized in the statement of operations on financial instruments classified as available-for-sale are not reversed through the statement of operations, except if the instruments are disposed of.

Note 2.22 Financial liabilities and equity instruments issued by the Group

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

Subordinated perpetual notes - On September 26, 2005, Technicolor issued deeply subordinated notes in a nominal amount of € 500 million.  Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded in shareholder’s equity for the net value received of € 492 million (issue price less offering discount and fees). No derivative was identified because the provisions of the notes detailed in Note 23 fall outside the scope of the definition of a derivative under IAS 39 (the “change of control” event represents a non-financial event excluded from the definition of a derivative under IAS 39). More information is provided in Note 23.4.

The Group’s objectives, policies and processes for managing equity are described in Notes 23, 24 and 27.

Compound/hybrid instruments

(a) Compound instruments/convertible bonds
A compound instrument is a financial instrument that contains both a financial liability component and an equity component. The equity component (option to exchange/convert into Technicolor’s shares) grants an option to the holder of the instrument to convert the instrument into an equity instrument of the issuer.
According to IAS 32, these bonds convertible into new or existing shares are accounted for separately as a financial liability and an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and of an equity instrument. The carrying amount of the liability component is measured at the fair value of a similar liability that does not have an associated equity component (the fair value is determined from the present value of future cash flows relating to a similar instrument without an equity component). The carrying value of the equity instrument represented by the option to convert the instrument into Technicolor’s shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. Transaction costs directly attributable to issue the bonds are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

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

Note 2.23 Borrowings

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

Note 2.24 Trade receivables and payables

The trade receivables and payables are part of the current financial assets and liabilities. At the date of their initial recognition, they are measured at the fair value of the amount to be received or paid. This generally represents their nominal value because the effect of discounting is immaterial between the recognition of the instrument and its realization (for assets) or its settlement (for liabilities).

The Group assesses at each balance sheet date whether there is any objective evidence that a trade receivable is impaired. If any such evidence exists, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows.

A receivable is derecognized when it is sold without recourse and when it is evidenced that the Group has transferred substantially all the significant risks and rewards of ownership of the receivable and has no more continuing involvement in the transferred asset.

Note 2.25 Derivatives

The Group uses derivatives as hedging instruments for hedges of foreign currency risks, changes in interest rates, commodity prices and equity market risks. These instruments include agreements for interest rate and currency swaps, options and forward contracts. If hedge accounting criteria are met, they are accounted for in accordance with hedge accounting.

Derivative instruments may be designated as hedging instruments in one of three types of hedging relationships:

▪	Fair value hedge, corresponding to a hedge of the exposure to the change in fair value of an asset or a liability;
▪	Cash flow hedge, corresponding to a hedge of the exposure to the variability in cash flows from future assets or liabilities;
▪	Net investment hedge in foreign operations, corresponding to a hedge of the amount of the Group’s interest in the net assets of these operations.

Derivative instruments qualify for hedge accounting when:

▪	At the inception of the hedge, there is a formal designation and documentation of the hedging relationship;
▪	The hedge is expected to be highly effective, its effectiveness can be reliably measured and it has been highly effective throughout the financial reporting periods for which the hedge was designated.

The effects of hedge accounting are as follows:

▪
For fair value hedges of existing asset and liability, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

▪
For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income (OCI) in  equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument – if any - is recognized in profit or loss. Amounts recognized in OCI are subsequently recognized in profit or loss in the same period or periods during which the hedged transaction affects profit or loss. Such periods are generally less than 6 months except for the licensing activity and certain activities linked to long-term contracts where the period is generally up to one year.

▪
For net investment hedge, any gain or loss on the hedging instrument relating to the effective portion is recognized in other comprehensive income (OCI) in equity; the gain or loss relating to the ineffective portion is recognized immediately in the statement of operations. Gains and losses accumulated previously through other comprehensive income are transferred to profit and loss as an adjustment to the profit or loss on disposal of the investment.

Derivatives not designated as hedging instruments are measured at fair value. Subsequent changes in fair value are recognized in the statement of operations.

Note 2.26 Cash, cash equivalents and cash collateral

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, i.e. investments that are readily convertible to a known amount of cash and subject to an insignificant risk of change in value. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

Cash collateral represents cash granted to third parties to secure credit facilities and other obligations of the Group.

Note 2.27 Treasury shares

Treasury shares are recorded at purchase cost and deducted from shareholders’ equity. The gain or loss on disposal or cancellation of these shares is recorded directly in equity.

Note 2.28 Equity transaction costs

Incremental and external costs directly attributable to the equity transactions are accounted for as a deduction from equity.

Note 2.29 Deferred and current income taxes

Deferred taxes result from:
▪	Temporary differences arising from differences between the tax bases of assets and liabilities and their carrying amounts in the Group consolidated balance sheets, and
▪	The carryforward of unused tax losses and tax credits.

Deferred taxes for all temporary differences are calculated for each taxable entity (or group of entities) using the balance sheet liability method.

All deferred tax liabilities are recorded except:
▪
When the deferred tax liability results from the initial recognition of goodwill, or from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the trade date, affects neither the net income nor the taxable income or loss; and

▪
For taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the Group is able to control the timing of the reversal of the temporary differences and when it is probable that these temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recorded:
▪
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

▪
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

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized directly to equity if the tax relates to items that are recognized, in the same or a different period, in other comprehensive income in equity.

Note 2.30 Post employment benefits and other long-term benefits

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

According to revised IAS 19, net cumulative actuarial gains and losses of the period are immediately recognized in the provision for post employment obligation with a corresponding debit or credit to equity in the Statement of Comprehensive Income (SOCI).

(b) Other long-term benefits
The obligations related to other long-term benefits (jubilee award) are also based on actuarial valuations. Actuarial gains and losses related to these obligations are immediately recognized in the consolidated statement of operations.

Note 2.31 Share-based payments

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

Note 2.32 Provisions

Provisions are recorded at the balance sheet date when the Group has an obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group's actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

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

▪
The existence of a detailed and finalized plan identifying the sites concerned, the location, the role and the approximate number of headcounts concerned, the nature of the expenses that are to be incurred and the effective date of the plan; and

▪	The announcement of this plan to those affected by it.

The restructuring provision only includes the costs directly linked to the plan.

Note 2.33 Revenues

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

(c) Royalties
Patent licensing agreements generally state that a specified royalty amount is earned at the time of shipment of each product to a third party by a licensee. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement.

(d) Long-term contracts
Some parts of the Grass Valley operations consist of the design, planning, integration and development of broadcast systems. Because of the nature of this activity, the date when the contract activity begins and the date when the activity is completed usually fall into different accounting periods.  Consequently, income and expenses on these contracts are recognized in accordance with the percentage of completion method and probable losses on contracts in progress are fully recognized as soon as they are identified.

Note 2.34 Earnings per share

Basic earnings per share are calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period, excluding treasury shares.

Diluted earnings per share is calculated by dividing income (loss) attributable to ordinary equity holders of the parent entity by the weighted-average number of shares outstanding during the period assuming that all potentially dilutive securities were exercised and that any proceeds from such exercises were used to acquire shares of the Company's stock at the average market price of the period or the period the securities were outstanding.

Potentially dilutive securities comprise:

▪	outstanding put options, if dilutive;
▪	the securities issued under the Company's management incentive plan, to the extent the average market price of the Company's stock exceeded the adjusted exercise prices of such instruments;
▪	and shares issuable in relation to outstanding convertible bonds, if dilutive.

Note 2.35 Related parties

A party is related to the Group if:

▪	Directly or indirectly the party (i) controls, is controlled by or is under common control with the Group, (ii) has an interest in the Group that gives it significant influence over the Group

▪	The party is an associate

▪	The party is a joint venture in which the Group is a venturer

▪	The party or one of its Directors is a member of the Board of Directors or of the Executive Committee of the Group or a close member of the family of any individual referred to above.

Note 3 Critical accounting estimates and judgments

Technicolor’s principal accounting policies are described in Note 2 above. Certain of Technicolor’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates, while different assumptions or conditions may yield different results. Technicolor’s management believes the following to be the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements under IFRS.

Note 3.1 Going concern

The Sauvegarde Plan was approved by the Nanterre Commercial Court on February 17, 2010 (see Note 1.2 above). In this context, the Board of Directors carefully assessed Technicolor’s ability to continue as a going concern for the next twelve months. Under IAS 1, the Board may approve the accounts on a going concern basis even if material uncertainties exist that may cast “significant doubt” upon Technicolor’s ability to continue as a going concern, so long as the Board has determined that the risks to Technicolor’s ability to do so are not such that the situation is definitively compromised.

The material uncertainties that the Board is facing include the following:

-
Technicolor’s ability to continue as a going concern assumes that the Sauvegarde Plan can be implemented and in accordance with its terms; however, as with any court decision, the ruling of the Nanterre Commercial Court approving the Sauvegarde Plan may itself be the subject of an appeal;

-
With the exception of an appeal by the Attorney General (Ministère Public), an appeal would not entail a suspension of the Court’s order, so that such appeal would not prevent the implementation of the Sauvegarde Plan by the Company, under the aegis of the Commissaire à l’exécution du plan;

-	the Board of Directors considered that the probability of an appeal preventing implementation of the Sauvegarde Plan is low.

The Board of Directors also considered the Group’s cash flow projections and believes that the Group’s current cash will be sufficient to meet the expected cash requirements of the Group and address potential financial consequences of ongoing litigation, until at least December 31, 2010.

Having considered the above, the Board of Directors determined that it was appropriate for these consolidated financial statements to be prepared on a going concern basis.

Note 3.2 Tangible and intangible assets with finite useful lives

The Group records intangible assets with finite useful lives (mainly customer relationships, software, development projects and certain rights on intellectual property acquired) under “Other intangible assets” and tangible assets under “Property, plant and equipment” (“PPE”). Significant estimates and assumptions are required to determine (i) the expected useful lives of these assets for purposes of their depreciation and (ii) whether there is an impairment of their value requiring a write-down of their carrying amount. Estimates that are used to determine the expected useful lives of PPE and intangible assets are defined in the Group’s accounting policies manual and are consistently applied throughout the Group. For the year ended December 31, 2009, the Group recognized amortization expense amounting to € 127 million related to PPE and amortization expense of € 109 million for intangible assets with finite useful lives (these figures include depreciation expense booked in the loss from discontinued operations).

In order to ensure that its assets are carried at no more than their recoverable amount, Technicolor evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an impairment test in accordance with the accounting policy stated in Note 2 above. The recoverable amount of an asset or group of assets may require the Group to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flows of individual assets or group of assets will change the expected recoverable amount of these assets or groups of assets and therefore may require a write-down of their carrying amount.

As of December 31, 2009, the Group reviewed its triggering indicators and determined that some amortizable assets and cash generating units may have lost value. Consequently, it performed impairment tests for these assets or group of assets (see Notes 13 and 14). The impairment booked on amortizable assets in 2009 amount to € 30 million, split between PPE (€ 14 million), customer relationships (€8 million) and patents, R&D and other intangible assets (€ 8 million). These amounts exclude impairment loss of assets in the frame of a restructuring plan that amount to € 2 million in 2009.

Consequently, as of December 31, 2009, the net carrying amount of PPE and intangible assets with finite useful lives amounted to € 431 million and € 265 million, respectively (excluding PPE and intangible assets classified as held for sale).

Note 3.3 Impairment tests of goodwill and intangible assets with indefinite useful lives

We review annually goodwill and other indefinite-lived intangible assets for impairment in accordance with the accounting policy stated in Note 2 above. Such review requires management to make material judgments and estimates when performing impairment tests.

Technicolor’s management believes its policies relating to such impairment testing are critical accounting policies involving critical accounting estimates because determining the recoverable amount of cash-generating units requires (1) determining the appropriate discount rate to be used to discount future expected cash flow of the cash-generating unit and (2) estimating the value of the operating cash flows including their terminal value, the growth rate of the revenues generated by the assets tested for impairment, the operating margin rates of underlying assets for related future periods and the royalty rates for the trademarks. These assumptions used by the Group for the determination of the recoverable amount are described in Note 14.

Additional to the annual review for impairment, Technicolor evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an additional impairment test in accordance with the accounting policy stated in Note 2 above.

In 2009, given new business developments in the DVD Services GRU, Technicolor has performed an impairment test as of December 31, 2009 for this GRU.

The impairment tests performed in 2009 resulted in:

-	An impairment of one of its trademarks for €12 million following negative events that occurred in the second quarter of 2009

-	A reversal of impairment of the Technicolor trademark for € 6 million following the decision by the Group at the end of 2009 to abandon the Thomson brand in favour of Technicolor.

Management believes the updated assumptions used concerning sales growth, terminal values and royalty rates are reasonable and in line with updated market data available for each GRU.

Consequently, as of December 31, 2009, the net book value of goodwill and trademarks amounted to € 746 million (excluding goodwill classified as held for sale) and € 191 million, respectively after impairment.

Note 3.4 Valuation of businesses held for sale

Businesses held for sale should be recorded at the lower of their carrying amount and fair value less costs to sell. Estimating fair value less costs to sell requires management to make material judgments and estimates.

Technicolor’s management believes its policies relating to such valuation are critical accounting policies involving critical accounting estimates because determining the fair value less costs to sell requires (1) determining the most probable selling price of the held for sale businesses based on all available facts and circumstances and (2) estimating the outcomes of ongoing negotiations with potential buyers.

In 2009 the Group reviewed the value of its held for sale businesses (Grass Valley, and MN). This review led to an impairment of € 278 million, impacting discontinued businesses (Grass Valley and MN) (see Notes 12.3 and 14), reflecting management’s best estimates.

Note 3.5 Deferred tax

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

As of December 31, 2009, the Group has recorded deferred tax liabilities of € 198 million and € 426 million of deferred tax assets reflecting management’s estimates.

Note 3.6 Post employment benefits

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

The assumptions regarding the expected long-term rate of return on plan assets are determined by taking into account, for each country where the Group has a plan, the distribution of investments and the long-term rate of return expected for each of its components. The capital markets experience fluctuations that cause downward/upward pressure on assets value and higher volatility. As a result, short-term valuation of related plan assets is decreasing/increasing, causing a corresponding increase/decrease of the provision for pension and post-retirement obligation. While Technicolor’s management believes that the assumptions used are appropriate, significant differences in actual experiences or significant changes in the assumptions may materially affect our pension and post-retirement benefits net obligations under such plans and related future expense.

As of December 31, 2009, the post-employment benefits provision amounted to € 410 million (including provision classified as held for sale). The present value of the obligation amounted to € 583 million, the fair value of plan assets amounted to € 172 million and unrecognized prior service cost was € 1 million. For the year ended December 31, 2009, net pension expense was € 30 million.

Note 3.7 Provisions and litigations

Technicolor’s management is required to make judgments about provisions and contingencies, including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigation and tax matters etc, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Note 37 for a description of the significant legal proceedings and contingencies.

Note 3.8 Measurement of the conversion option embedded in certain convertible debt

On September 16, 2004, Technicolor issued subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, could be delivered in the form of American Depositary Shares evidencing such ordinary shares. As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Technicolor’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the bonds. The measurement process uses an option instrument measurement model adapted from the binomial tree model. Main inputs relate to the discounted volatility of Technicolor shares on the stock exchange, Technicolor shares closing prices and the exchange rate as of the measurement date.

The fair value of the embedded conversion option bifurcated from the debt component of the convertible debt instrument amounted to € 45 million at inception. In 2007, the change in fair value required Technicolor to recognize a net non cash financial gain amounting to € 37 million (comprising a gain of € 34 million and a foreign exchange gain of € 3 million). The bonds had an investor call from September 16, 2008 which was exercised and the bonds were reimbursed in their entirety on September 22, 2008.

Note 3.9 Determination of royalties payable

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

Note 4 Bridge with consolidated financial statements released as of December 31, 2008

According to IFRS 5, the statement of operations for the comparative period has to be restated in order to reflect the effect of the scope of discontinued operations defined as of December 31, 2009. The column “IFRS 5” below represents the statement of operations of the following additional discontinued operations compared to December 31, 2008:

▪
Grass Valley: On January 28, 2009, Technicolor announced its decision to exit the Grass Valley businesses. These businesses supply content creators, production facilities and distributors with video-focused systems and equipment.

▪
Media Networks (MN): These activities are part of the divestment process announced on January 28, 2009 in the framework of the new strategy of the Group. MN, which includes PRN, Convergent and Screenvision, provides network services to retailers and cinema exhibitors and other enterprises that provide their customers/audiences with video content.

Note 4.1 Bridge for December 31, 2008 statement of operations

(€ in millions)	Year ended December 31, 2008 (released in 2008)	IFRS 5	Year ended December 31, 2008 (released in 2009)
Continuing operations
Revenues	4,840	(741)	4,099
Cost of sales	(3,904)	549	(3,355)
Gross margin	936	(192)	744

Selling and administrative expenses	(665)	206	(459)
Research and development expenses	(235)	66	(169)
Other income (expense)	(1,339)	482	(857)

Profit from continuing operations before tax and net finance costs	(1,303)	562	(741)

Finance costs – net	(396)	20	(376)

Share of income (loss) from associates	(4)	-	(4)

Income tax	(106)	2	(104)

Profit (loss) from continuing operations	(1,809)	584	(1,225)

Discontinued operations
Profit (loss) from discontinued operations – net	(124)	(584)	(708)

Net income (loss)	(1,933)	-	(1,933)

Note 4.2 Bridge for December 31, 2007 statement of operations

(€ in millions)	Year ended December 31, 2007 (released in 2008)	IFRS 5	Year ended December 31, 2007 (released in 2009)
Continuing operations
Revenues	5,540	(859)	4,681
Cost of sales	(4,251)	599	(3,652)
Gross margin	1,289	(260)	1,029

Selling and administrative expenses	(685)	222	(463)
Research and development expenses	(253)	71	(182)
Other income (expense)	29	5	34

Profit from continuing operations before tax and net finance costs	380	38	418

Finance costs – net	(103)	26	(77)

Share of income (loss) from associates	1	-	1

Income Tax	(27)	1	(26)

Profit (loss) from continuing operations	251	65	316

Discontinued operations
Profit (loss) from discontinued operations – net	(274)	(65)	(339)

Net income (loss)	(23)	-	(23)

Note 4.3 Bridge for December 31, 2008 and 2007 statements of cash flows

The main variations in the statement of cash flows due to the changes in the scope of discontinued operations compared to December 31, 2008 are the following:

(€ in millions)	Year ended December 31
	2008	2007
Loss from discontinued operations	(584)	(65)
Profit from continuing operations	584	65
Net operating cash generated from continuing activities	(2)	(32)
Net operating cash used in discontinued operations	2	32
Net cash from operating activities (I)	-	-

Net investing cash generated from continuing activities	57	68
Net investing cash generated used in discontinued operations	(57)	(68)
Net cash used in investing activities (II)	-	-

Net financing cash generated from continuing activities	8	11
Net financing cash (used in) / generated from discontinued operations	(8)	(11)
Net cash (used in) / provided by financing activities (III)	-	-

Note 5 Significant changes in the scope of consolidation

For the years ended December 31, 2009, 2008 and 2007, Technicolor’s consolidated balance sheets and statements of operations include the accounts of all investments in subsidiaries, jointly controlled entities and associates (the main ones being listed in Note 40). The following is a summary of the number of companies consolidated and accounted for under the full consolidation method, the equity method and the proportionate consolidation method.

	As of December 31,
	2009				2008				2007
	Europe (*)	France	US	Others	Europe (*)	France	US	Others	Europe (*)	France	US	Others
Number of companies:
Parent company and consolidated subsidiaries	56	24	24	44	65	25	29	53	70	32	49	40
Companies consolidated under the proportionate method	6	3	3	3	11	3	2	4	11	5	3	3
Companies accounted for under the equity method	-	4	2	1	-	4	2	1	-	3	2	1
Sub-total by region	62	31	29	48	76	32	33	58	81	40	54	44
Total	170				199				219
(*)      Except France

Note 5.1 Changes in 2009

(a)	Main acquisition and business combinations

▪
In December 2009, the Group acquired the 37% of remaining interests in Paprikaas for an amount of US$ 7 million (equivalent to € 5 million at the date of transaction). Paprikaas is consolidated in the Entertainment Services Division. The main impact of this additional shares’ acquisition is an increase in goodwill amounting to € 3 million.

(b)	Main disposals

▪	In July 2009, Technicolor sold its Software Technology Solutions (STS) business to Civolution B.V. The impact on the Group consolidated financial statements is a loss of € 4 million.

▪
In December 2009, Technicolor sold its CNS business to Verdoso. As part of the agreement, Technicolor has an obligation towards this entity up to a maximum of € 2 million. This obligation has been recorded in Technicolor 2009 consolidated financial statements. The total impact of the disposal on the Group consolidated financial statements is a loss of € 7 million (of which €2 million impacts restructuring costs).

Note 5.2 Changes in 2008

(a)	Main acquisitions and business combinations

▪
On July 1, 2008, Technicolor signed a long-term contract with NBC Universal, a major commercial broadcaster in the US to transmit the broadcast distribution service of its thirty one existing channels in America, in Europe and in Asia. The operations were transferred with effect from July 1, 2008 with the assets, employees and corresponding risks and rewards being assumed by Technicolor from that date for a price of US$ 1 million (equivalent to € 0.7 million at the date of transaction). The NBC Universal operations have been consolidated from the acquisition date and are included in the Entertainment Services Division. The main impact of the 2008 fair value adjustments related to provisions amounting to € 29 million.

▪
On July 31, 2008, Technicolor acquired from Televisa its Out Of Home (OOH) business, which includes the TV network installed in Wal-Mart stores in Mexico and a long-term contract with Wal-Mart. The acquisition price amounts to US$ 8 million (equivalent to € 6 million at the date of transaction) to be paid over the term of the contract with Wal-Mart. The Televisa Out Of Home business has been consolidated from the acquisition date and is included in the Media Network businesses (within the discontinued perimeter). No significant fair value adjustment has been booked regarding this business combination.

(b)	Main disposals

▪
On September 30, 2008, Technicolor sold its Genlis Decoder plant in Burgundy (France) to Novatech Industries. As part of the agreement, Technicolor is committed to fund this entity up to a maximum of € 15 million if certain conditions are met (i.e if a level of employment is maintained). This obligation has been recorded in Technicolor 2008 consolidated financial statements and was partially paid during 2009.

▪
Technicolor sold on November 28, 2008 its digital film equipment product line, formerly part of its Grass Valley businesses, to private investors led by PARTER Capital Group. The total loss related to this disposal amounts to € 23 million.

(c)	Other operations

▪
On September 1st, 2008, Technicolor and NXP combined their respective Tuners activities in a new company, NuTune, of which Technicolor holds 45% and NXP 55%. The Tuner activity of Technicolor was previously reported within the Technology Division. Technicolor has neither control nor joint control of NuTune and consolidates NuTune under the equity method from September 1st, 2008. The Tuners activity before September 1, 2008 is presented under full consolidation method. Technicolor accounted for the contribution of its Tuner business as a disposal and booked the 45% interest in NuTune as an acquisition.

Note 6 Information by operating segments and by geographic areas

Based on the level of information given to the Group’s Executive Committee (considered as the Chief Operating Decision Maker in the meaning of the standard) on a recurring basis, the Group determined that its reportable operating segments under IFRS 8 are: Technology, Connect and Entertainment Services. All the remaining activities (mainly retail telephony (sold in December 2009), residual non-core activities and unallocated Corporate functions) are grouped in a segment “Other” as a reconciling item.

The operating segments have the following activities:

▪	Technology: this segment develops and monetizes technology in the following areas:
–	Licensing of patents and trademarks,
–	Corporate Research.

▪	Connect: this segment supplies hardware and software technology to the Media & Entertainment industry in the areas of access and delivery platforms. This segment includes:
–	Digital Home Products activities: access and home networking products, notably set-top boxes and advanced services gateways to satellite, cable network and telecom operators,
–	Software Service Platform activities, comprising in particular softswitch solutions for network operators and internet service providers.

▪
Entertainment Services: this segment offers video-related content management services for the Media & Entertainment industry. This segment offers services related to end-to-end management of content for our customers in the Media & Entertainment industries in the following areas:

–	Creation Services and Theatrical Services: Film Services, Content preparation and creation
–	DVD Services: Replication and distribution of DVD, Blu-RayTM discs and video and game CD,
–	Digital Content Delivery Services: Content Distribution through electronic media including Media Management Services, Broadcast Services and Electronic Distribution Services.

The following comments are applicable to the three tables below:
-	The Technology, Connect and Entertainment Services segments generate substantially all of their revenues respectively from royalties, sale of goods and sale of services.
-	The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.
-
The captions "Amortization of customer relationships" and "Other depreciation and amortization" only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-	The caption "Other non-cash income (expenses)" includes mainly the net variation of provisions without cash impact.
-	The caption "Other segment assets" includes advances to suppliers and to customers.
-
The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment, intangible assets and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets.

-	The caption "Unallocated assets" includes mainly financial assets, current accounts with subsidiaries/associates, income tax assets and assets held for sale.

-	The caption "Unallocated liabilities" includes mainly financial and income tax liabilities and liabilities classified as held for sale.
-
The caption "Capital expenditures" excludes the net change in payables to suppliers of PPE and intangible assets (amounting to €(35) million, €30 million and €(1) million as of December 31, 2009, 2008 and 2007 respectively).

-
The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of PPE and intangible assets).

-	All the statement of operations and balance sheet items disclosed in the tables below have been measured in accordance with IFRS.
-	One external customer within the Entertainment Services segment represents more than 10% of the Group’s revenue (€372 million) as of December 31, 2009.

Note 6.1 Information by business segment

(€ in millions)	Technology	Connect (1)	Entertainment Services	Other (2)	Consolidation Adjustments	Total
	Year ended December 31, 2009
Statement of operations items
Revenues with external customers	390	1,328	1,705	106	-	3,529
Intersegment sales	1	2	-	82	(85)	-

Profit (loss) from continuing operations before tax and net finance costs	227	17	4	(112)	-	136
Out of which the main non-cash items below:
Amortization of customer relationships	-	(22)	(11)	-	-	(33)
Other depreciation and amortization	(12)	(56)	(158)	(4)	-	(230)
Other non-cash income (expenses)	(34)	(8)	(2)	(10)	-	(54)

Balance sheet items
Assets
Operating segment assets	119	395	1,014	12	-	1,540
Goodwill	11	238	497	-	-	746
Other segment assets	110	132	262	415	-	919
Total segment assets	240	765	1,773	427	-	3,205
Investments in associates	3	-	-	4	-	7
Unallocated assets	1,108
Total consolidated assets						4,320

Liabilities
Segment liabilities	169	395	465	544	-	1,573
Unallocated liabilities	3,200
Total consolidated liabilities (without equity)						4,773

Other information
Capital expenditures	(2)	(38)	(82)	(8)	-	(130)
Capital employed	100	179	762	(88)	-	953

(1)
The Connect segment includes the Angers plant operations following the decision of Technicolor to keep this plant within the Group. The Angers operations were previously classified in the ”Other” segment.

(2)
For the year ended December 31, 2009, the retail telephony business contributed by € 99 million to revenues and by €(4) million to profit (loss) from continuing operations before tax and net finance costs to the Other segment. This business was previously included in the Connect segment under IAS 14 disclosure and was sold in December 2009.

(€ in millions)	Technology	Connect (1)	Entertainment Services(1)	Other (2)	Consolidation Adjustments	Total
	Year ended December 31, 2008
Statement of operations items
Revenues with external customers	392	1,579	1,845	283	-	4,099
Intersegment sales	9	6	-	157	(172)	-

Profit (loss) from continuing operations before tax and net finance costs	245	(47)	(655)	(284)	-	(741)
Out of which the main non-cash items below:
Amortization of customer relationships	-	(24)	(21)	-	-	(45)
Other depreciation and amortization	(13)	(40)	(176)	(20)	-	(249)
Other non-cash income (expenses)	(9)	(32)	(50)	(172)	-	(263)

Balance sheet items
Assets
Operating segment assets	144	1,029	1,185	93	-	2,451
Goodwill	12	259	655	-	-	926
Other segment assets	131	131	312	803	-	1,377
Total segment assets	287	1,419	2,152	896	-	4,754
Investments in associates	3	-	-	4	-	7
Unallocated assets						830
Total consolidated assets						5,591

Liabilities
Segment liabilities	177	886	618	791	-	2,472
Unallocated liabilities						3,253
Total consolidated liabilities (without equity)						5,725

Other information
Capital expenditures	(23)	(53)	(171)	(12)	-	(259)
Capital employed	143	386	955	(59)	-	1,425

(1)
As of December 31, 2008, Grass Valley and MN businesses were not classified as held for sale. Consequently, the Connect and Entertainment Services segment assets and liabilities include respectively Grass Valley and MN assets and liabilities as of December 31, 2008. The Connect segment includes the Angers plant operations following the decision of Technicolor to keep this plant within the Group. The Angers operations were previously classified in the ”Other” segment.

(2)
For the year ended December 31, 2008, the retail telephony business contributed by € 272 million to revenues and by €(88) million to loss from continuing operations before tax and net finance costs to the Other segment. This business was previously included in the Connect segment under IAS 14 disclosure.

(€ in millions)	Technology	Connect (1)	Entertainment Services(1)	Other (2)	Consolidation Adjustments	Total
	Year ended December 31, 2007
Statement of operations items
Revenues with external customers	445	1,685	2,150	401	-	4,681
Intersegment sales	12	8	-	142	(162)	-
						-
Profit (loss) from continuing operations before tax and net finance costs	316	65	106 (3)	(69)	-	418
Out of which the main non-cash items below:
Amortization of customer relationships	-	(22)	(21)	-	-	(43)
Other depreciation and amortization	(12)	(48)	(181)	(18)	-	(259)
Other non-cash income (expenses)	(2)	(18)	(69)	(19)	-	(108)

Balance sheet items
Assets
Operating segment assets	188	1,000	1,494	199	-	2,881
Goodwill	23	633	989	-	-	1,645
Other segment assets	157	176	363	459	-	1,155
Total segment assets	368	1,809	2,846	658		5,681
Investments in associates	3	-	-	7	-	10
Unallocated assets						1,079
Total consolidated assets						6,770

Liabilities
Segment liabilities	221	828	692	917	-	2,658
Unallocated liabilities						2,057
Total consolidated liabilities (without equity)						4,715

Other information
Capital expenditures	(4)	(53)	(130)	(9)	-	(196)
Capital employed	142	375	1,174	(123)	-	1,568

(1)
As of December 31, 2007, Grass Valley and MN businesses were not classified as held for sale. Consequently, the Connect and Entertainment Services segment assets and liabilities include respectively Grass Valley and MN assets and liabilities as of December 31, 2007. The Connect segment includes the Angers plant operations following the decision of Technicolor to keep this plant within the Group. The Angers operations were previously classified in the ”Other” segment.

(2)
For the year ended December 31, 2007, the retail telephony business contributed by €384 million to revenues and by €(1) million to loss from continuing operations before tax and net finance costs to the Other segment. This business was previously included in the Connect segment under IAS 14 disclosure.

(3)
In 2007, the Entertainment Services Division secured agreement for the recovery of certain expenses which led to the accrual of a receivable of €14 million and a corresponding reduction in cost of sales.

Note 6.2 Information about geographical areas

(€ in millions)	France	UK	Rest of Europe	US	Rest of Americas	Asia/ Pacific	Total

December 31, 2009
Revenues with external customers (1)	1,095	359	221	1,257	370	227	3,529
Non-current assets (2)	958	260	95	1,319	290	283	3,205

December 31, 2008
Revenues with external customers (1)	1,110	463	249	1,683	380	214	4,099
Non-current assets (2)	1,689	232	110	2,065	336	322	4,754

December 31, 2007
Revenues with external customers (1)	1,210	673	285	1,812	445	256	4,681
Non-current assets (2)	1,591	446	339	2,415	395	495	5,681

(1)	Net sales are classified by the location of the entity that invoices the customer.
(2)	Non-current assets exclude financial instruments, deferred tax assets and assets classified as held for sale.

Note 7 Selling and administrative expenses and other income (expense)

(€ in millions)	2009	2008	2007
Selling and marketing expenses	(115)	(164)	(157)
General and administrative expenses	(267)	(295)	(306)
Selling and administrative expenses	(382)	(459)	(463)
Other income (expense) (1)	10	(25)	114

(1)	The line “Other income (expense)” includes the main following elements:

(a)	for 2009:
▪	Gain on disposal of tangible and intangible assets amounting to € 8 million
▪	Losses related to the disposal of the STS and CNS businesses for € 9 million
▪	US pension plan curtailment gain amounting to € 4 million
▪	Settlement of a US litigation related to TV activities for € 3 million.

(b)	for 2008:
▪	Costs related to customs and VAT litigation in Europe amounting to € 7 million
▪	Settlement of the Italian tax litigation for € 3 million
▪	Costs related to a litigation in Taiwan.

(c)	for 2007:
▪	US medical benefit curtailment gain amounting to € 62 million, mostly related to retirees of the Displays & CE Partnerships activities (see Note 28).
▪	Gain on disposal of land and buildings amounting to € 47 million (in the Entertainment Services Division).

Note 8 Research and development expenses

(€ in millions)	2009	2008	2007
Research and development expenses, gross	(166)	(188)	(196)
Capitalized development projects	28	32	34
Amortization of research and development intangible assets	(33)	(30)	(35)
Subsidies (1)	18	17	15
Research and development expenses, net	(153)	(169)	(182)

(1)	Include mainly research tax credit granted by the French State.

Note 9 Impairment losses on non-current operating assets

(€ in millions)	Technology	Connect	Entertainment Services	Other	Total
2009
Impairment losses on customer relationships (1)	-	-	(18)	-	(18)
Impairment losses on patents and trademarks (1)	(12)	-	-	-	(12)
Impairment losses on other intangible assets (1)	-	(5)	(3)	-	(8)
Impairment losses on tangible assets (2)	-	-	(14)	-	(14)
Impairment losses on contracts and up-front prepaid discount	-	-	(44)	-	(44)
Impairment losses on non-current operating assets	(12)	(5)	(79)	-	(96)
Reversal of impairment losses on patents and trademarks (1)	-	-	6	-	6
Reversal of impairment losses on customer relationships (1)	-	-	10	-	10
Net impairment losses on non-current operating assets	(12)	(5)	(63)	-	(80)

2008
Impairment losses on goodwill (1)	(12)	(49)	(318)	-	(379)
Impairment losses on customer relationships (1)	-	(13)	(112)	-	(125)
Impairment losses on patents and trademarks (1)	(8)	-	(6)	-	(14)
Impairment losses on other intangible assets (1)	(4)	-	(7)	(1)	(12)
Impairment losses on tangible assets (2)	-	(1)	(125)	(1)	(127)
Impairment losses on contracts and up-front prepaid discount	-	-	(9)	-	(9)
Impairment losses on non-current operating assets	(24)	(63)	(577)	(2)	(666)
2008 impairment losses on activities classified under discontinued operations in 2009					(440)
Impairment losses on non-current operating assets published in 2008					(1,106)

(1)	For details, see Note 14 on Goodwill and intangible assets.
(2)	For details, see Note 13 on Property, Plant and Equipment.

Note 10 Net finance costs

(€ in millions)	2009	2008	2007
Interest income	8	16	20
Interest expense	(51)	(91)	(101)
Interest expense, net (1)	(43)	(75)	(81)

Financial component of pension plan expense	(18)	(17)	(20)
Other financial charges	-	(6)	(5)
Exchange profit (loss) (2)	-	(60)	11
Change in fair value on financial instrument (loss) (3)	42	(26)	(15)
Change in fair value of the SLP convertible debt (4)	-	-	34
Other (5)	(49)	(192)	(1)
Other financial (expense) income, net	(25)	(301)	4

Total Net finance costs	(68)	(376)	(77)

(1)
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

(2)
In 2008, the exchange result was impacted for €(36) million by the ineffectiveness of a US dollar borrowing that was originally put in place to hedge a net investment in a US subsidiary. Given the decrease of the net investment the hedge was no longer effective and therefore, the revaluation of the borrowing was booked in financial result. In 2007, it includes a €3 million exchange gain related to the embedded derivative of the SLP US$ convertible debt.

(3)	In 2009 relates principally to a gain of €36 million from unwinding of interest rate swaps.
(4)
In 2007, the SLP convertible bond contained an embedded derivative which was accounted for separately from the debt component of the bond.  The change in fair value of the option is reflected in “Net finance costs” for the amount mentioned under this caption. The option value was zero at December 31, 2007. The SLP bond was totally reimbursed in September 2008.

(5)
In 2009 includes a gain of €7 million on sales of Videocon Industries shares together with charges related to the restructuring of our debt (consultant fees, waiver fees and default interest) amounting to €42 million and €7 million of impairment loss on unlisted securities (see Note 17). In 2008, it includes € 151 million of impairment related to the investments in Videocon Industries (see Note 17) and the impact of the difference between the accounting value of the SLP bonds (US$476 million) and the actual repayment made in September 2008 (US$ 500 million), which represents a loss of €17 million (see Note 26.2).

Note 11 Income tax

 Income tax expense is summarized below:

(€ in millions)	2009	2008	2007
Current income tax
France	(14)	(15)	(25)
Foreign	(13)	(22)	(28)
Total current income tax	(27)	(37)	(53)
Deferred income tax
France	(13)	(41)	137
Foreign	5	(26)	(110)
Total deferred income tax	(8)	(67)	27
Total income tax expense on continuing operations	(35)	(104)	(26)

In 2009, the Group total income tax expense on continuing operations, including both current and deferred taxes, amounted to € 35 million compared to € 104 million in 2008.

The current tax charge in 2009 is notably the result of current taxes due in Brazil, Australia, Mexico as well as withholding taxes on income earned by our licensing activities, which were only partially credited against taxes payables in France and in the United States, and were booked as an income tax charge. Thanks to the ratification of the new tax treaty between France and the USA effective retroactively on January 1, 2009 abolishing the withholding taxes on licensing royalties, the withholding tax charge decreased compared to 2008. The current income tax charge amounts to € 14 million in France (reflecting mainly withholding taxes and licensing revenue taxed at reduced rate) and € 13 million outside France.

In 2009, Technicolor recorded a net deferred tax expense of € 8 million due mainly to the consumption of French deferred tax assets, partially compensated by the recognition of the benefit of the abolition of the USA-France withholding taxes.

In 2008, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to € 104 million.

The current tax charge in 2008 was notably the result of current taxes due in Australia, Mexico, the United States and Italy, as well as withholding taxes on income earned by our Licensing activities, which were only partially credited against taxes payable in France, and booked as an income tax charge. The current income tax charge amounted to € 15 million in France (reflecting mainly withholding taxes) and € 22 million abroad. In 2008, Technicolor recorded a net deferred tax expense of € 67 million due mainly to additional valuation allowance on deferred tax assets in some countries as a consequence of updated forecasts.

In 2007, the Group’s total income tax expense on continuing operations, including both current and deferred taxes, amounted to € 26 million.

In 2007, Technicolor recorded a net deferred tax income of € 27 million primarily due to (1) the recognition of previously unrecognized deferred tax assets amounting to € 139 million and corresponding to the tax losses in France, as a result of improved visibility over future Licensing income stream in France, now that the loss-making activities have been disposed of or abandoned and (2) an impairment charge of € 100 million resulting from the downward revision of expected taxable income in the short-term in the US. In addition, the booking of a deferred tax charge in Mexico is leading to a 101% Mexican effective tax rate essentially because of the new very unfavourable Mexican tax law.

Note 11.1 Analysis of the difference between the theoretical and effective income tax expense

The following table shows reconciliation from the theoretical income tax expense – using the French corporate tax rate of 34.43% as at December 31, 2009, December 31, 2008 and December 31, 2007 –  to the reported tax expense. The reconciling items are described below:

(€ in millions)	2009	2008	2007
Consolidated net income / (loss)	(342)	(1,933)	(23)
Discontinued operations	(375)	(708)	(339)
Income tax	(35)	(104)	(26)
Share of profit (loss) from associates	-	(4)	1
Pre-tax accounting income on continuing operations	68	(1,117)	341

Theoretical income tax using the statutory rate	(23)	385	(118)
Change in unrecognized deferred tax assets (1)	(33)	(264)	50
Tax credits	-	-	1
Effect of difference in tax rates (2)	13	24	22
Permanent differences (3)	20	(218)	34
Withholding taxes not recovered (4)	(9)	(9)	(15)
Other, net	(3)	(22)	-
Effective income tax on continuing operations	(35)	(104)	(26)
Pre-tax accounting income on continuing operations	68	(1,117)	341
Effective tax rate	51%	N/A	7.8%

(1)
In 2009, net change in unrecognized deferred tax assets relates to unrecognized deferred tax assets on 2009 losses, mainly in the US. In 2008, net change in unrecognized deferred tax assets relates mainly to unrecognized deferred tax assets on 2008 losses and impairment charge in France (€ 31 million), in the United Kingdom (€ 35 million) and in the US (€ 182 million). In 2007, net change in unrecognized tax assets relates mainly to the recognition of the net deferred tax income of € 139 million in France offset by an impairment charge of € 100 million in the US.

(2)
In 2009, this amount comprises € 3 million related to the licensing revenue taxed at reduced rate in France. In 2008, this amount comprises € 7 million related to the licensing revenue taxed at reduced rate in France. In 2007, this amount comprises € 17 million related to the licensing revenue taxed at reduced rate in France.

(3)	In 2008, includes € (120) million related to impairment of goodwill and € (59) million related to Fair Value on available for sale investments.
(4)	Withholding tax not recovered related to withholding tax paid on licensing revenues but not refunded through current income tax in France and in the US.

Note 11.2 Analysis of variations of deferred tax assets and liabilities

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, net deferred tax assets
At January 1, 2007	397	(143)	254
Changes impacting 2007 result	79	(53)	26
Other movement (*)	27	(8)	19
Year ended December 31, 2007	503	(204)	299
Changes impacting 2008 result	16	(83)	(67)
Other movement (*)	(4)	3	(1)
Year ended December 31, 2008	515	(284)	231
Changes impacting 2009 continuing result	(69)	61	(8)
Changes impacting 2009 discontinued operations	(19)	20	1
Other movement (*)	(1)	5	4
Year ended December 31, 2009	426	(198)	228

(*)	In 2009, this caption corresponds mainly to currency translation adjustments (€ 1 million).

In 2008, this caption corresponds mainly to currency translation adjustments (€ (3) million).

In 2007, this caption corresponds mainly to change in scope (€ 10 million) and currency translation adjustments (€ (6) million).

Note 11.3 Analysis of tax position by major temporary differences and unused tax losses and credits

(€ in millions)	2009	2008	2007
Tax effect of tax loss carryforwards	1,832	1,782	1,616

Tax effect of temporary differences related to:
Property, plant and equipment	37	42	9
Goodwill	5	1	-
Intangible assets	(107)	(148)	(199)
Investments and other non-current assets	(15)	(30)	(12)
Inventories	10	21	13
Receivables and other current assets	11	7	-
Borrowings	38	21	19
Retirement benefit obligations	62	57	53
Restructuring provisions	13	29	16
Other provisions	33	42	26
Other liabilities	97	91	51
Total deferred tax on temporary differences	184	133	(24)

Deferred tax assets / (liabilities) before netting	2,016	1,915	1,592
Valuation allowances on deferred tax assets	(1,788)	(1,684)	(1,293)
Net deferred tax assets / (liabilities)	228	231	299

Note 11.4 Expiration of the tax loss carryforward

(€ in millions)
2010	20
2011	20
2012	92
2013	13
2014	7
2015 and thereafter	5,117
Total	5,269

Note 12 Discontinued operations

Note 12.1 Scope of the discontinued operations

New operations discontinued in 2009

On January 28, 2009, Technicolor announced its decision to exit the Grass Valley and Media Networks (MN) businesses. Grass Valley supplies content creators, production facilities and distributors with video-focused systems and equipment. MN includes PRN, Convergent and Screenvision and provides network services to retailers and cinema exhibitors and other enterprises that provide their customers/audiences with video content.

These businesses were classified as discontinued operations in these consolidated financial statements since the IFRS 5 criteria were met at the beginning of the second quarter of 2009.

Operations already discontinued in 2008

In the first half of 2008, the Board decided to discontinue the Silicon Solutions business (named Thomson Silicon Solutions “TSS”). This business included the Group’s Remote control activity which was stopped in the course of the first half of 2008, the Tuner activity which was sold on September 1st, 2008 to a joint venture, NuTune, over which Technicolor has no control and holds a participation of 45%; the integrated circuits design and sales activity, which has ceased activity as of June 30, 2008.

On December 12, 2005 Technicolor announced its decision to sell its Audio-Video, Accessories and consumer marketing and sales activities (referred to as “AVA business” hereafter). Pursuant to the disposals which occurred in 2007 and 2008, the Group has completely exited the AVA business as of December 31, 2008 (see Note 5 for details on the impact of the disposals).

Note 12.2 Results of discontinued operations

(€ in millions)	Year ended December 31, 2009
	Results related to activities discontinued in 2008 (*)	Results related to the Grass Valley businesses	Results related to the Media Network (MN) businesses	Total
Revenues	3	376	190	569
Cost of sales	6	(274)	(129)	(397)
Gross Margin	9	102	61	172
Expenses other than impairment of assets	(5)	(189)	(50)	(244)
Profit (Loss) from operations before tax and finance cost and before impairment	4	(87)	11	(72)
Net interest expense (2)	(4)	(21)	-	(25)
Other financial expense	3	1	1	5
Income tax	1	(2)	(4)	(5)
Minority interests	-	-	-	-
Profit (loss) for the year from discontinued operations before impairment	4	(109)	8	(97)
Loss on impairment of businesses held for sale (1)				(278)
Profit (loss) for the year from discontinued operations				(375)

(*)	Corresponds mainly to the AVA business.
(1)	In 2009, it corresponds to an impairment loss to adjust the held for sale businesses at their fair value less costs to sell. See 12.3 below.
(2)	Consists of interest expense of € 25 million for the year ended December 31, 2009.

(€ in millions)	Year ended December 31, 2008
	Results related to activities discontinued in 2007 (*)	Results related to the TSS business discontinued in 2008	Results related to the Grass Valley businesses	Results related to the Media Network (MN) businesses	Total
Revenues	12	51	531	210	804
Cost of sales	(3)	(43)	(388)	(161)	(595)
Gross Margin	9	8	143	49	209
Expenses other than impairment of assets	(49)	(69)	(248)	(61)	(427)
Loss from operations before tax and finance cost and before impairment	(40)	(61)	(105)	(12)	(218)
Net interest expense (2)	(3)	1	(16)	-	(18)
Other financial expense	2	(4)	(4)	-	(6)
Income tax	(4)	4	(2)	-	(2)
Minority interests	-	-	-	-	-

Profit (loss) for the year from discontinued operations before impairment	(45)	(60)	(127)	(12)	(244)
Loss on impairment of assets (including impairment losses against assets in the frame of restructuring plans) (1)					(464)
Profit (loss) for the year from discontinued operations					(708)

(*)	Corresponds mainly to the AVA business.
(1)	2008 loss from discontinued operations was impacted by a € 464 million loss on impairment of assets, related mainly to :
•	The goodwill in relation to Grass Valley that was impaired by € 329 million. This impairment was triggered by the following facts and circumstances:
-      Due to the economic crisis, during the second half of 2008, revenues from the Grass Valley business had been strongly impacted by reduction in the capital expenditure of some key customers. The uncertainties regarding spending in 2009 has led the company to revise downwards mid-term assumptions about the results of this business.
-      Significant delay in new key products introduction with significant impact on sales and margin opportunity.
•	The goodwill and intangible assets in relation to Media Network businesses that were impaired by € 61 million.
•	The impairment of TSS assets in the frame of a restructuring plan.
(2)	Consists of interest expense of €21 million less interest income of € 3 million for the year ended December 31, 2008.

(€ in millions)	Year ended December 31, 2007
	Results related to activities discontinued in 2007 (*)	Results related to the TSS business discontinued in 2008	Results related to the Grass Valley businesses	Results related to the MN businesses	Total
Revenues	478	90	609	250	1,427
Cost of sales	(451)	(74)	(432)	(167)	(1,124)
Gross Margin	27	16	177	83	303
Expenses other than impairment of assets	(251)	(47)	(225)	(68)	(591)
Loss from operations before tax and finance cost and before impairment	(224)	(31)	(48)	15	(288)
Net interest expense (1)	2	-	(21)	1	(18)
Other financial expense	(2)	(2)	(6)	-	(10)
Income tax	(2)	-	2	(3)	(3)
Minority interests	-	-	-	-	-

Profit (loss) for the year from discontinued operations before impairment	(226)	(33)	(73)	13	(319)
Loss on impairment of assets (including impairment losses against assets in the frame of restructuring plans)					(20)
Profit (loss) for the year from discontinued operations					(339)

(*)	Corresponds mainly to the AVA business.
(1)	Consists of interest expense of €22 million less interest income of € 4 million for the period ending December 31, 2007.

Note 12.3 Losses on impairment of held for sale businesses

IFRS 5.15 requires that a disposal group classified as held for sale be measured at the lower of its carrying amount and fair value less costs to sell.

Based on the latest information available to the Group regarding the potential selling prices of the held for sale businesses and on the non-current assets carrying values of such businesses as of December 31, 2009 the Group recognized for the discontinued businesses (Grass Valley and MN): an impairment loss of €278 million that impacted goodwill for € 138 million, and intangible and tangible assets for respectively € 102 million and € 38 million.

Note 12.4 Net cash used in discontinued operations

(€ in millions)	Year ended December 31,
	2009	2008	2007
Loss from discontinued operations	(375)	(708)	(339)
Summary adjustments to reconcile loss from discontinued operations to cash used in discontinued operations
Depreciation and Amortization	19	92	96
Impairment of assets	278	464	20
Net changes in provisions	(26)	7	13
(Profit) / loss on asset sales	(5)	20	13
Interest expense	25	18	18
Other non cash items (including tax)	6	8	5
Changes in working capital and other assets and liabilities	25	(34)	34
Cash generated used in discontinued operations	(53)	(133)	(140)
Net interest paid	(25)	(18)	(18)
Income tax paid	(3)	(9)	(12)
Net operating cash used in discontinued operations	(81)	(160)	(170)
Acquisition of subsidiaries, associates and investments, net of cash acquired	(3)	(7)	(3)
Net cash impact from sale of investments	(2)	(24)	40
Proceeds from sale (purchases) of marketable securities	-	-	(3)
Purchases of property, plant and equipment (PPE)	(7)	(19)	(40)
Proceeds from sale of PPE	1	5	4
Purchases of intangible assets including capitalization of development costs	(7)	(34)	(43)
Cash collateral granted to third parties	(17)	1	-
Net investing cash generated from / (used in) discontinued operations	(35)	(78)	(45)
Proceeds from borrowings	-	-	6
Repayments of borrowings	(1)	(8)	(18)
Net financing cash used in discontinued operations	(1)	(8)	(12)

Note 12.4 Assets and liabilities held for sale

The assets and liabilities attributable to the operations discontinued and not yet sold as of December 31, 2009 and December 31, 2008 have been classified as held for sale in the Group consolidated balance sheets and presented separately from other assets.

As of December 31, 2009 two main businesses have been identified as held for sale: Grass Valley and MN.

The major classes of assets and liabilities comprising the businesses classified as held for sale are as follows:

(€ in millions)	December 31, 2009	December 31, 2008
Goodwill and intangible assets	72	4
Property, plant and equipment	31	2
Other assets	65	13
Inventories	93	1
Accounts receivable and other receivables	175	13
Total - Assets classified as held for sale	436	33
Provisions	20	4
Pension provisions	40	-
Accounts payable and other liabilities	197	18
Total - Liabilities directly associated with assets classified as held for sale	257	22

Note 13 Property, plant and equipment

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total

At January 1, 2007
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
Net amount	38	130	527	118	813

2007
Opening net amount	38	130	527	118	813
Exchange differences	(1)	(4)	(32)	(8)	(45)
Additions	-	3	128	58	189
Disposals (2)	(21)	(33)	(14)	(2)	(70)
Depreciation charge	-	(7)	(149)	(21)	(177)
Impairment loss (3)	-	(6)	(8)	(3)	(17)
Other	(1)	4	46	(49)	-
Closing net amount	15	87	498	93	693

At December 31, 2007
Cost	20	162	1,215	199	1,596
Accumulated depreciation	(5)	(75)	(717)	(106)	(903)
Net amount	15	87	498	93	693

2008
Opening net amount	15	87	498	93	693
Exchange differences	2	2	(11)	-	(7)
Additions	-	1	97	110	208
Disposals	(1)	(1)	(2)	(1)	(5)
Disposal of subsidiaries	-	-	(13)	(1)	(14)
Depreciation charge	-	(5)	(150)	(18)	(173)
Impairment loss (3)	-	(8)	(109)	(30)	(147)
Reclassification as held for sale	-	(2)	-	-	(2)
Other	-	(4)	10	(18)	(12)
Closing net amount	16	70	320	135	541

At December 31, 2008
Cost	22	129	943	232	1,326
Accumulated depreciation	(6)	(59)	(623)	(97)	(785)
Net amount	16	70	320	135	541

2009
Opening net amount	16	70	320	135	541
Exchange differences	(1)	-	4	1	4
Additions	-	-	34	70	104
Acquisition of subsidiaries	-	-	2	-	2
Disposals	-	-	(6)	-	(6)
Depreciation charge (6)	-	(3)	(107)	(17)	(127)
Impairment loss (3)	(7)	(10)	(23)	(14)	(54)
Reclassification as held for sale (4)	-	(4)	(26)	(1)	(31)
Other (5)	-	-	78	(80)	(2)
Closing net amount	8	53	276	94	431

At December 31, 2009
Cost	8	84	1,045	201	1,338
Accumulated depreciation	-	(31)	(769)	(107)	(907)
Net amount	8	53	276	94	431

(1)	Includes tangible assets in progress.
(2)	During 2007, transactions were entered into relating to different real estate within the Entertainment Services Division for a total net book value of € 56 million.
(3)	In 2009, correspond mainly to:

•	The impairment loss on discontinued businesses for € 38 million (see Note 12.3), and
•
The loss of value of some US activities in Creation services that have been impacted by the recession in H1 2009, and particularly Q2, for which a slow recovery from the resulting shortfall in activity is anticipated. The impact is an impairment loss of € 11 million against machinery and equipment.

During 2008, the impairment loss on property, plant and equipment relates mainly to the Entertainment Services Division (€ 131 million) and corresponds to the impairment of:
-	Technologically obsolete assets in North America Film and DVD facilities,
-	Assets that are dedicated to specific customers and for which the carrying amount exceed their recoverable amount,
-	Assets that are part of businesses the Group has decided to exit (€ 23 million), and

-
Assets belonging to a cash generating unit for which the net book value exceeds its recoverable amount, as estimated using a discounted cash flow model based on future cash flows usually adjusted for risks specific to the asset and discounted using a post-tax discount rate ranging from 8.5% to 9.5% depending on the business in which the assets operate.

The total impairment loss presented above includes the impairment of PPE in the framework of a restructuring plan for € 10 million that are not included in the impairment losses on non-current operating assets disclosed in Note 9 and impairment loss on discontinued operations for € 10 million.
During 2007, the impairment loss related to discontinued operations and was therefore booked in the line “loss from discontinued operations – net” in the statement of operations.
(4)	Refer to Note 12 above for details.
(5)	Correspond mainly to the transfer of tangible assets in progress to machinery and equipment.
(6)
The decrease in the depreciation charge in 2009 compared to 2008 and 2007 is mainly explained by the classification of Grass Valley and MN as businesses held for sale at the end of March 2009. Since that date, the long-term assets of these businesses are valued at market value less costs to sell and are no longer amortized according to IFRS 5.

Note 14 Goodwill and other intangible assets

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2006
Cost	522	644	440	1,606
Accumulated amortization and impairment	(146)	(187)	(202)	(535)
Net amount	376	457	238	1,071	1,714

2007
Opening net amount	376	457	238	1,071	1,714
Exchange differences	(32)	(39)	(9)	(80)	(120)
Acquisition of subsidiary (2)	-	(2)	-	(2)	44
Additions	1	-	105	106	-
Amortization charge	(19)	(50)	(92)	(161)	-
Other	3	(5)	6	4	7
Closing net amount	329	361	248	938	1,645

At December 31, 2007
Cost	473	576	563	1,612
Accumulated amortization and impairment	(144)	(215)	(315)	(674)
Net amount	329	361	248	938	1,645

2008
Opening net amount	329	361	248	938	1,645
Exchange differences	7	2	5	14	(9)
Acquisition of subsidiary (2)	-	-	-	-	29
Additions	23	22	83	128	-
Disposal	(1)	-	(1)	(2)	-
Amortization charge	(18)	(50)	(87)	(155)	-
Impairment loss for the period (3)	(14)	(152)	(81)	(247)	(739)
Reclassification as held for sale	-	-	(4)	(4)	-
Other	7	(2)	(4)	1	-
Closing net amount	333	181	159	673	926

(1)	Includes capitalized development projects, acquired or internally developed software and acquired technologies on a standalone basis or as part of a business combination.
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

(3)
Impairment loss regarding trademarks and customer relationships are detailed below in Note 14.1 and Note 14.2, respectively. The impairment on goodwill is detailed in Note 14.3. For other intangible assets, the 2008 impairment relates mainly to:

-
Development projects capitalized for € 51 million mainly in Broadcast & Network Systems (Grass Valley) due to significant delay in new key products introduction with significant impact on sales and margin opportunity. As Grass Valley is classified in discontinued operations, this impairment impacted the result from discontinued operations;

-	Software for € 7 million within the Entertainment Services segment; and
-	A project abandoned as part of the restructuring of CNS in the US for € 10 million.
The total impairment loss on intangible assets presented above includes the impairment of intangible assets in the framework of restructuring plans for € 9 million that are not included in the impairment losses on non-current operating assets disclosed in Note 9 and impairment loss on discontinued operations for € 87 million.

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2008
Cost	507	445	468	1,420
Accumulated amortization and impairment	(174)	(264)	(309)	(747)
Net amount	333	181	159	673	926

2009
Opening net amount	333	181	159	673	926
Exchange differences	(3)	1	(1)	(3)	4
Additions	1	-	46	47	-
Acquisition of subsidiary	-	-	-	-	3
Disposal	-	-	(2)	(2)	-
Amortization charge	(19)	(34)	(56)	(109)	-
Impairment loss (2)	(44)	(18)	(78)	(140)	(138)
Reversal of impairment loss (3)	6	10	-	16	-
Reclassification as held for sale (4)	(4)	(15)	(6)	(25)	(47)
Other	-	(1)	-	(1)	(2)
Closing net amount	270	124	62	456	746

At December 31, 2009
Cost	469	378	272	1,088
Accumulated amortization and impairment	(199)	(254)	(210)	(632)
Net amount	270	124	62	456	746

(1)	Includes capitalized development projects, acquired or internally developed software and acquired technologies on a standalone basis or as part of a business combination.
(2)	See details of impairment in the table below

(€ in millions)	Patents and trademarks	Customer relationships	Other intangibles	Total intangible assets	Goodwill
Subtotal discontinued businesses (Grass Valley and MN) (*)	(32)	-	(70)	(102)	(138)

Entertainment Services	-	(18)	(3)	(21)	-
Connect	-	-	(5)	(5)	-
Technology	(12)	-	-	(12)	-
Subtotal continuing operations	(12)	(18)	(8)	(38)	-

Total	(44)	(18)	(78)	(140)	(138)

(*)	See rationale for impairment of these businesses held for sale in Note 12.3.

(3)	Refer to Note 14.1 below for details.

(4)	Refer to Note 12 above for details.

Note 14.1 Trademarks

As of December 31, 2009, trademarks total € 191 million and consist mainly of Technicolor®, RCA® and THOMSON®.
Trademarks are considered to have indefinite useful lives. Consequently, they are tested annually for impairment. For the purpose of this test, trademarks are tested on a stand-alone basis by calculating their fair value. The value of the Technicolor trademark has been assessed based on a royalty relief method. Under this approach, the value of the trademark is estimated as the present value of the after-tax royalties that the Group avoids to pay to a third party. This method is commonly used to estimate the fair value of trademarks. The value of the RCA trademark has been assessed based on the value in use.

	Technicolor®	RCA®	Total
Method used to determine the recoverable amount	Royalty relief method	Discounted cash flows
Description of key assumptions	Budget and cash flow projections, trademark royalty rate	Budget and cash flow projections
Period for projected future cash flows	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period	0%	2.5%
Post-tax discount rate applied as of December 31, 2009	8.8%	9.75%

Net amount of trademarks before impairment loss and reversal	150	41	191
Impairment loss for the period	-	(12)	(12)
Impairment reversal of the period	6	-	6
Net amount of main trademark	156	29	185
Other trademarks			6
Total net amount of trademarks			191

Note 14.2 Customer relationships

Customer relationships are amortizable assets. Consequently, they are tested for impairment only if management identifies triggering events that may result in a loss of value of such assets.
As of December 31, 2009, the HES and HNS customer relationships have been tested for impairment due to the existence of the triggering events mentioned in the table below. Their recoverable values have been assessed using an excess profit method. In the excess profit method, the value of an intangible asset is estimated at the present value of the excess profits that the intangible asset is expected to generate in the future. The excess profits are estimated by deducting from the post-tax operating profit of the activity as a whole a fair return on other assets used to generate this profit.

	Technicolor HES / PDSC / Duplitek / Other	HNS
2009 triggering events
-  Negotiations of contract renewals in H2 2009 with some major customers that led to higher than expected price reductions and to an impairment of M€ 18
-  Extension of services provided to other main customers that contribute to the reversal of 2008 impairment for M€ 10
		- Decrease in volume of products sold

Method used to determine the recoverable amount	Excess Profit Method

Description of key assumptions	Budget and cash flow projections, renewal probability of contracts, margin rate per client

Period for projected future cash flows	Expected remaining life	Expected remaining life

Rate used to extrapolate cash flow projections	Specific attrition rate	Specific attrition rate

Post-tax discount rate applied as of December 31, 2009	8.5%	11%

Net amount of customer relationships before impairment	88	35

Impairment loss for the period	(18)	-

Reversal of impairment for the period	10	-

Net amount of customer relationships	80	35

Note 14.3 Goodwill

Impairment tests of goodwill are carried out based on groups of Cash-Generating Units (hereafter called “goodwill reporting units” (GRU)):

▪	In the Entertainment Services Division, 3 GRU are considered: DVD Services, Creation Services and Theatrical Services and Digital Content Delivery Services.
▪	The Connect Division is considered as a single GRU.
▪	The Technology Division is considered as a single GRU.

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit based on the organisation effective as of January 1, 2009 that present some transfers of businesses compared to 2008 organization within the Creation Services and Theatrical Services, Digital Content Delivery Services and Connect GRUs:

	Entertainment Services			Connect	Technology and other	Held for sale businesses		Total
(€ in millions)	DVD Services	Creation Services and Theatrical Services	Digital Content Delivery Services	Connect		Grass Valley	Media Networks
	As of December 31, 2009
Goodwill before impairment of the period	320	75	103	237	11	23	162	931
Impairment of the period	-	-	-	-	-	(23)	(115)	(138)
Reclass as held for sale	-	-	-	-	-	-	(47)	(47)
Net amount of goodwill	320	75	103	237	11	-	-	746
Net amount of trademarks (1)	158			-	33	-	-	191

(1)	Includes:

▪	Technicolor® trademark (used by the Entertainment Services segment) and Moving Picture Company® (MPC) included in the Creation Services and Theatrical Services reporting unit;
▪	THOMSON® trademark and the license to use the RCA® trademark in Other.

The following table provides the allocation of the significant amounts of goodwill and trademarks to each significant goodwill reporting unit based on the organisation effective until December 31, 2008. The reorganization of the continuing activities and the decision to classify as held for sale the Grass Valley and Media Networks businesses impacted the way the Group follows and allocates the goodwill within the goodwill reporting units:

	Technicolor			Thomson Grass Valley		Technology	Other	Total
(€ in millions)	DVD Services	Film & Content Services	Network Services	Access Products	Broadcast & Network Systems	Software & Technology Solutions
	As of December 31, 2008
Goodwill before impairment of the period	463	269	273	232	405	23	-	1,665
Impairment of the period	(139)	(143)	(67)	-	(378)	(12)	-	(739)
Net amount of goodwill	324	126	206	232	27	11	-	926
Net amount of trademarks (1)	156		4	-	32	-	45	237

	As of December 31, 2007
Net amount of goodwill	460	278	251	235	398	23	-	1,645
Net amount of trademarks (1)	158		-	-	31	-	51	240

In order to perform the annual impairment test, the Group used the following assumptions to determine the recoverable amount of the main goodwill reporting units:

	Entertainment Services			Connect
	DVD Services	Creation Services and Theatrical Services	Digital Content Delivery Services	Connect
Basis used to determine the recoverable amount	Fair Value (1)	Fair value (1)	Fair Value (1)	Fair Value (1)
Description of key assumptions	Budget and cash flow projections	Budget and cash flow projections	Budget and cash flow projections	Budget and cash flow projections
Period for projected future cash flows	(*)	(*)	5 years	5 years
Growth rate used to extrapolate cash flow projections beyond projection period
- As of October 31, 2009 (3)	(*)	(*)	2%	2%
- As of December 31, 2008	(*)	(*)	2%	3%
Post-tax discount rate applied - As of October 31, 2009 (2)	8.5%	9.0%	9.5%	11%
- As of December 31, 2008	8.5%	9.5%	9.5%	9%
- As of September 30, 2007	9.0%	9.0%	9.0%	9.5%

(1) In the absence of a binding sale agreement at closing date, of an active market and of comparable recent transactions for any of our goodwill reporting units, we used discounted cash flow projections to estimate fair value less costs to sell. Technicolor management considers that fair value less costs to sell is the most appropriate method to estimate the value of its businesses as it takes into account the future restructuring the Group will need to make to adapt to a quickly changing technological environment. Such restructuring would be taken into account by any market participant given the economic environment of the businesses the Group evolves in.

(2) The corresponding pre-tax discount rates are within a range from 11% to 15.1%.

(3) As of December 31, 2009 for DVD Services.

(*) Certain activities within the DVD Services and the Creation Services and Theatrical Services are considered to have a finite life, determined on the expected timing for the obsolescence of the underlying technology of these activities. Accordingly, no terminal value has been applied for these businesses.

Sensitivity of recoverable amounts

At December 31, 2009, among the main goodwill reporting units listed above:

• For DVD Services, a 90 basis point increase in the post-tax discount rate assumption would bring the recoverable value in line with the book value; likewise, a 9 % fall in cash flow after the fifth year would bring the recoverable value in line with the book value;

• For Creation Services and Theatrical Services, as the fair value equals the book value as of December 31, 2009, any negative change in the main assumptions would bring the recoverable value below the book value. A 100 basis point increase in the post-tax discount rate assumption would generate an impairment of € 36 million;

• For Digital Content Delivery Services, the Group considers it improbable that there will be a change in valuation parameters that would decrease the recoverable amount below the book value. For example, a 200 basis point increase in the post-tax discount rate assumption would not bring its recoverable value below the book value;

• For Connect, a 50 basis point decrease in the perpetual growth rate assumption would bring the fair value into line with the book value; likewise, a 5.2% fall in cash flow after the fifth year would bring the recoverable value in line with the book value.

2008 Impairment:

The deterioration of the economic environment in the second half of the year and a significant change of the Group’s strategy following the appointment of a new CEO, effective September 1, 2008 and of certain new senior officers in late 2008, led the Group to re-assess the valuation of its long-term assets including financial investments, which have resulted in the recording of significant impairments at December 31, 2008.

DVD Services

During the year ended December 31, 2008, the goodwill in relation to the Group’s DVD Services was impaired by € 139 million. This impairment was triggered by the following facts and circumstances:

-
Due to the economic crisis, DVD experienced decrease in volume and price pressure during the last quarter of 2008 well beyond what was estimated that significantly and durably impacted the DVD business.

-	The victory of Blu-ray over HD-DVD format mid 2008 means higher capital expenditures than what would have been necessary for the HD-DVD technology.

The crisis impact has been significant at end of 2008 and the Group in line with the market analyst has anticipated an impact for at least two years more specifically on the SD (Simple Definition) DVD volume and price perspective.

Film & Content Services

During the year ended December 31, 2008, the goodwill in relation to the Group’s Film & Content Services was impaired by € 143 million. This impairment was triggered by the following facts and circumstances:

-	During 2008, Film & Content Services faced severe price erosion in photochemical replication.

-	The cash flow projections reflect Technicolor new management’s decision to exit the Digital Cinema business to exhibitors from 2009.

The business plan anticipates that the competitive environment is becoming more intense and may continue for many years independently from the economic environment.

Network Services

During the year ended December 31, 2008, the goodwill in relation to the Group’s Networks Services was impaired by € 67 million. This impairment was triggered by the following facts and circumstances:

-	Part of the business of this activity has been directly affected by the global and US advertising market downturn since the end of 2008. Major customers delayed their investments.

-
The strategy decided by the new Management and the uncertainties regarding this market in 2009 and beyond have led the company to revise downwards mid-term assumptions about the results of this business.

The crisis has strongly impacted the advertising business and the new strategy is not to continue to invest in part of this activity.

In 2007, no goodwill impairment has been recognized.

Note 15 Investments in associates

(€ in millions)	Period ended December 31,
	2009	2008	2007
Beginning of the year	7	10	12
Acquisition (1)	-	5	-
Share of (loss) / profit before impairment on associates	-	(4)	1
Disposal	-	(3)	-
Other equity movements	-	(1)	(3)
End of the year	7	7	10

(1)	In September 2008, Technicolor and NXP combined their respective Tuners activity in a new company, NuTune. The 45% hold in NuTune is booked as an acquisition of associates for € 3 million.

Details of investments in associates are summarized below:

	% Interest	Group’s share of associates’ net assets			Group’s share of associates’ profit (loss)
	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007	2009	2008	2007
		(€ in millions)
CTE El Athir (Tunisia)	NA	NA	NA	3	-	-	-
EasyPlug, S.A.S. (France)	50%	3	3	3	-	-	-
Techfund Capital Europe (France)	20%	3	3	3	-	-	1
NuTune	45%	-	-	-	-	(3)	-
Others		1	1	1	-	(1)	-
Total		7	7	10	-	(4)	1

Note 16 Interest in joint ventures

Screenvision Europe, Screenvision US and Contentguard represent the main interests of the Group in jointly controlled entities. As of December 31, 2009, Screenvision Europe and Screenvision US activities are classified as held for sale, and therefore all assets and liabilities are classified under “assets classified as held for sale” and “liabilities classified as held for sale”, respectively. The joint ventures’ contribution to the Group’s balance sheet and statement of operations items is summarized below:

(€ in millions)	Year ended December 31,
	2009		2008	2007
Balance Sheet
Total current assets	117		70	57
Total non-current assets	24		79	81
Total current liabilities	71		76	66
Total non-current liabilities	13		21	11

Statement of operations
Revenues	8		109	104
Expenses	(63)		(143)	(100)
Contribution to the Group’s income for the period	(55	) (1)	(34)	4

(1)	Of which €(56) million impact “net loss from discontinued operations”, including €(59) million of impairment of non-current operating assets.

Note 17 Investments and available-for-sale financial assets

(€ in millions)	Listed securities	Unlisted securities (1)	Total
January 1, 2007	247	19	266
Acquisitions	2	2	4
Disposals (2)	(35)	-	(35)
Fair value adjustment (3)	166	-	166
Exchange differences	(2)	(1)	(3)
Other	(1)	-	(1)
December 31, 2007	377	20	397
Disposals (2)	(31)	-	(31)
Fair value adjustment (3)	(155)	-	(155)
Impairment recorded through income (4)	(151)	(8)	(159)
December 31, 2008	40	12	52
Disposals (2)	(22)	-	(22)
Fair value adjustment (3)	18	-	18
Impairment recorded through income (4)	-	(7)	(7)
Reversal of depreciation	-	1	1
December 31, 2009 (5)	36	6	42

(1)	This caption includes minority positions in unquoted companies strategic to the Group.

(2)	In 2009, total cash received from disposals amounts to € 28 million and relates mainly to the sale of Videocon shares.

In 2008, total cash received from disposals amounts to € 15 million and relates to the sale of TCL Multimedia shares for € 7 million, and Videocon shares for € 8 million. In 2007, total cash received from disposals amounts to € 36 million and relates to the sale of TCL Multimedia shares.

(3)
This caption includes fair value adjustments mainly on Videocon securities recorded directly in other comprehensive income (OCI) in equity for € 18 million in 2009, € (155) million in 2008 and €152 million in 2007. In 2008, the net variation that appears in other comprehensive income (OCI) is reduced to € (141) million after the impact of a derivative at fair value on Videocon shares.

(4)
As of December 31, 2009, following the debt restructuring of a client, the Group reassessed the value of its share in this Company and recognized an impairment loss of € 7 million. As of December 31, 2008, considering the fact that there was a significant decline of the fair value compared to the book value during more than 9 months, Technicolor assessed that the loss in the value of its investment in Videocon securities presented an objective evidence of impairment and therefore recognized an impairment charge, being the difference between the carrying value and the market value of this investment at closing date as quoted in Bombay Stock Exchange, amounting to  € 151 million.

(5)	As of December 2009, investments consist mainly of Videocon securities for € 36 million.

Note 18 Contract advances and up-front prepaid discount

(€ in millions)	2009	2008	2007
Entertainment Services
Net amount of contract advances and up-front prepaid discount at year-end	60	127	115
Of which amortization booked during the year	(40)	(41)	(39)
Of which impairment booked during the year(1)	(44)	(10)	-

Screenvision (US and Europe)
Net amount of contract advances and up-front prepaid discount at year-end (2)	-	4	7
Of which amortization booked during the year	(3)	(19)	(19)
Of which impairment booked during the year	-	(2)	-

Net contract advances at year-end	60	131	122

(1)	In 2009, the impairment of M€ 44 reflects the deteriorated financial situation of a customer currently under a debt restructuring process.

(2)	In 2009, the Screenvision net amount of contract advances and up-front prepaid discount has been reclassified as “assets classified as held for sale”.

Note 19 Inventories

(€ in millions)	2009	2008	2007
Raw materials	51	118	109
Work in progress	14	30	33
Finished goods and purchased goods for resale	44	192	235
Gross value	109	340	377
Less: valuation allowance	(12)	(70)	(45)
Total (1)	97	270	332

(1)
As of December 31, 2009, the inventories balances were lower compared to December 31, 2008 due mainly to the held for sale reclassification of Grass Valley inventories for € 93 million as of December 31, 2009.

Note 20 Trade accounts and notes receivable

(€ in millions)	2009	2008	2007
Trade accounts and notes receivable	600	1,052	971
Less: valuation allowance	(45)	(84)	(53)
Total (1)	555	968	918

(1)
Including € 49 million which are past due as of December 31, 2009 (€ 72 million and € 131 million as of December 31, 2008 and 2007, respectively) for which no valuation allowance was recorded as the amount is still considered recoverable and corresponds to receivables that are overdue for less than 60 days.

As of December 31, 2009, trade accounts and notes receivable balances were lower due to the held for sale reclassification of Grass Valley and MN businesses by € 167 million. As of December 31, 2007, trade accounts and notes receivable balances before depreciation was lower due to factoring arrangements (€ 290 million in 2007 versus € 41 million in 2008).

The credit risk exposure on the Group trade receivables correspond to the net book value of these assets (€ 555 million at December 31, 2009).

Note 21 Other current and non-current assets

(€ in millions)	2009	2008	2007
Financial non-current assets	29	30	20
Research tax credit	-	-	23
Other non-current assets	8	11	10
Total Other non-current assets	37	41	53

Value added tax receivable (1)	60	92	94
Research tax credit and subsidies	23	30	12
Prepaid expenses	42	43	54
Other current assets (2)	191	320	304
Total Other current assets	316	485	464

(1)	The value added tax receivable corresponds to the consolidated value added tax position generated in the normal course of the Technicolor group's business.

(2)	As of December 31, 2009, 2008 and 2007, other current assets include € 86 million, € 107 million and € 122 million of accrued royalty income, respectively.

Note 22 Cash, cash equivalents and cash collateral

(€ in millions)	2009	2008	2007
Cash	248	180	283
Cash equivalents	321	589	289
Total	569	769	572
Of which restricted cash (1)	48	50	54

Cash collateral (2)	95	38	-

(1)	Cash held in TCE Television Taiwan with restricted use except to pay local expenses.

(2)	Cash to secure credit facilities and other obligations of the Group.

The average interest rate on short-term bank deposits was 1.50% in 2009 (2008: 2.85%; 2007: 2.95%); these deposits generally have a maturity of less than 1 month.

Note 23 Shareholders’ equity (deficit)

Note 23.1 Common stock and additional paid-in capital

-	The Board meeting of October 17, 2007 decided to decrease the share capital by 5,554,755 euros to 1,012,087,605 euros by cancellation of 1,481,268 treasury shares owned by the Group.

-	The Board meeting of May 15, 2007 decided to decrease the share capital by 9,375,000 euros to 1,017,642,360 euros by cancellation of 2,500,000 treasury shares owned by the Group.

	December 31, 2009	December 31, 2008	December 31, 2007
Outstanding number of shares	269,890,028	269,890,028	269,890,028
Nominal value in €	3.75	3.75	3.75
Technicolor share capital in €	1,012,087,605	1,012,087,605	1,012,087,605

According to the fourth resolution voted during the Extraordinary Shareholders’ meeting held on January 27, 2010, the capital has been reduced to 26,989,002.80 euros in 2010.

Pursuant to the Sauvegarde Plan, the capital will be increased in 2010 by a maximum amount of approximately € 52 million together with a share premium of approximately € 295 million by conversion of debts. A maximum amount of approximately €641 million of Note Redeemable in Shares (NRS) and a maximum amount of approximately €300 million of Disposal Proceeds Notes (DPN) will also be issued in 2010 by conversion of the existing debt.

Note 23.2 Treasury shares

	December 31, 2009	December 31, 2008	December 31, 2007
Number of Treasury shares at opening	6,949,897	6,945,182	12,644,453
Movements of the period
Net purchased and sold in the period (1)	(630,000)	4,715	625,285
delivered (2)	(142,820)	-	(2,343,288)
cancelled	-	-	(3,981,268)
Number of Treasury shares held at closing	6,177,077	6,949,897	6,945,182
Shares sold but not yet delivered (Inventel and Cirpack) (3)	-	-	(385,467)
Number of Treasury shares held adjusted with shares to be delivered	6,177,077	6,949,897	6,559,715

(1)	The movements are made in the framework of a liquidity contract put in place in April 2007 and cancelled in November 2009.

(2)	The delivery of Technicolor shares mainly represents:

-	In 2009, treasury shares delivered in the framework of the Free Shares Plan launched in 2007 for all Group employees.

-	In 2007, 2,343,288 shares were delivered out of which 1,487,524 shares as part of the consideration paid for Cirpack and 826,779 for Inventel.

(3)	Adjusted to potential additional shares.

Note 23.3 Subordinated perpetual notes

On September 26, 2005, Technicolor issued deeply subordinated notes in a nominal amount of € 500 million.  Because of their perpetual and subordinated nature and the optional nature of the coupon, the notes are recorded under IFRS in shareholder’s equity for the net value received of € 492 million (issue price less offering discount and fees). The notes can be redeemed at Technicolor's option at par on September 25, 2015 and at each interest payment date thereafter. The notes have an annual fixed coupon of 5.75% and a yield to the call date of 5.85%. If not redeemed the interest rate starting September 25, 2015 is the 3-month EURIBOR deposit rate plus 3.625%. On any interest payment date, payment of interest is optional only if Technicolor did not declare and pay a dividend at the most recent general meeting of its shareholders or before the due date of interest and it has not bought back shares in the previous six months.

The notes have a specific provision whereby if Technicolor's senior rating is reduced by one full notch by either Moody’s or S&P - such that after the reduction the rating is below investment grade - in anticipation of or as a result of a change of control-Technicolor can redeem the notes at no penalty; however should Technicolor decide not to redeem the notes, an additional margin of 5% is added to the interest rate of the coupon. A change of control is defined as having occurred when any person or persons acting in concert own or acquire more than 50% of the capital or more than 50% of the voting rights. Even though Technicolor’s senior credit ratings (S&P: D and Moody’s: Caa3) are currently below investment grade (S&P: BBB- and Moody’s: Baa3), this provision does not apply because no change of control has occurred. The above mentioned provision does not constitute a derivative because it falls outside the scope of the definition under IAS 39 (the “change of control” event represents a non financial event excluded from the definition of a derivative under IAS 39).

The coupon adjustment clause after 10 years does not in itself imply any particular intention on the part of Technicolor at that time. Because the notes are perpetual and Technicolor has no obligation to pay either the notes or a dividend, the notes are classified in shareholders’ equity.

The terms and conditions of the notes specify also that, if any judgment is issued by any competent court for the judicial liquidation (liquidation judiciaire) of Technicolor, or following an order of redressement judiciaire, the sale of the whole of the business of Technicolor or in the event of the voluntary dissolution of Technicolor or if Technicolor is liquidated for any other reason, then the notes will become immediately due and payable at their principal amount together with accrued interest to the date of redemption. In that case, because of their subordinated nature, the right of the subordinated notes would be paid to the extent that all other creditors of Technicolor ranking in priority to the subordinated note holders have been reimbursed.
As mentioned in Note 1.2, the payment of the interest claims of the TSS holders against the Company in cash in an amount of €25 million will definitely extinguish these interest claims.

Note 23.4 Dividends and distributions

In 2007, Technicolor paid to its shareholders a total dividend of € 88 million, representing € 0.33 per share.

Although the decision taken by the Board of Directors not to propose a distribution to be paid in 2008 meant that the 2008 coupon on the € 500 million Subordinated perpetual notes became optional, Technicolor decided to pay the € 29 million coupon on its scheduled payment date of September 25, 2008.

The Group didn’t pay any coupon in 2009.

Note 23.5 Minority interests

In 2009, 2008 and 2007, there is no significant change in minority interests.

Note 23.6 Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized in other comprehensive income directly in equity.  At December 31, 2006, € 2 million in losses on hedging instruments was recognized in other comprehensive income (OCI) in equity. During 2007, of the result on hedging instruments recognized in OCI at December 31, 2006, € 4 million in losses was recognized in profit from continuing operations as the underlying hedged amounts were realized. At December 31, 2007, € 4 million in gains on hedging instruments was recognized in OCI

During 2008, of the result on hedging instruments recognized in OCI at December 31, 2007, € 22 million in losses was recognized in the consolidated statements of operations as the underlying hedged amounts were realized. At December 31, 2008, € 15 million in gains on hedging instruments was recognized in OCI.

During 2009, of the result on hedging instruments recognized in OCI at December 31, 2008, € 8 million in losses was recognized in the consolidated statements of operations as the underlying hedged amounts were realized. At December 31, 2009, € 6 million in gains on hedging instruments was recognized in OCI.

Note 23.7 Loss of half of the share capital

Due to the accumulated losses, Technicolor S.A.’s statutory shareholders’ equity has been negative since December 31, 2008. According to article L225-248 of the French Commercial Code, shareholders were consulted at the last annual ordinary and extraordinary shareholders’ meeting held on June 16, 2009 and voted against the early dissolution of Technicolor S.A.

Technicolor S.A. is under a Sauvegarde Plan and Article L225-48 of the Code de Commerce (rules for Limited Liability company in case of loss in excess half of the share capital) is not applicable to Technicolor S.A. until the end of the plan which will end on February 17, 2017 (article L. 225-248 al.5 of the Code de Commerce).

For the years 2010 and 2011, as planned under Sauvegarde Plan, the conversion of debts into equity (see note 1.2 for more information) will significantly improve the equity of Technicolor S.A.

Note 24 Financial risk management

Technicolor faces a wide variety of financial risks including market risk (due to fluctuations in exchange rates, interest rates, and prices of financial instruments and commodities), liquidity risk and credit risk.

Technicolor’s financial market risks and liquidity risk are managed centrally by its Group treasury department in France.

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

With regard to derivative instruments, Technicolor’s policy is not to use derivatives for any purpose other than for hedging its commercial and financial exposures. This policy does not permit the Group or its subsidiaries to take speculative market positions.

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

The Group’s financial risk management, and in particular its liquidity risk, has been impacted by the debt restructuring described in Note 1.2 above. The deterioration of the Group’s financial condition and the subsequent debt negotiations and sauvegarde proceeding have considerably increased the liquidity risk of the Group but the anticipated implementation of the debt restructuring in the first half of 2010 is expected to reduce such risk (see Notes 26 and 27.3 for more complete information on the Group’s borrowing situation and liquidity risk).

The sauvegarde proceeding did not have a direct impact on the Group’s outstanding derivatives, however the events described above including the sauvegarde have impacted the Group’s management of financial risks because the Group has had more limited access to the over-the-counter derivatives markets and is currently only able to execute operations on a short-term, cash collateralized basis.

Note 25 Derivative financial instruments

Note 25.1 Disclosures related to derivatives qualifying for hedge accounting treatment

As described in note 24 the Group uses derivatives to reduce market risk. Technicolor uses principally forward foreign currency operations to hedge foreign exchange risk and interest rate swaps to hedge interest rate risk.

Cash Flow hedges

Forward foreign currency operations hedging forecast exposures of commercial purchases and sales in foreign currencies are designated as cash flow hedges. Generally such hedges are for periods of 6 months or less. The amounts related to these hedges that is recognized in other comprehensive income (OCI) as well as the amounts reclassified from OCI to profit or loss for the period are given in note 23.6.

In 2009 a total of €96 million in forecast transactions for which hedge accounting had been applied did not occur and as a result the hedges were cancelled resulting in a non material result.

Fair Value hedges

Forward foreign currency operations hedging accounts payable and accounts receivable in foreign currencies are designated as fair value hedges. At December 31, 2009 there was a gain of €5 million on the outstanding hedging instruments and a loss of €5 million on the hedged item

Certain of the Group’s interest rate hedges, described in note 27.2, were classified as fair value hedges. These hedges were unwound in 2009 with a gain of €45 million.

Ineffectiveness recognized in profit and loss

The forward points on the foreign currency hedges described above are considered ineffective and are recognized in profit and loss.  In 2009 no result was recognized.

The interest rate swaps did not generate any ineffectiveness until the date of unwinding.

Note 25.2 Fair value of derivatives

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

The Group was faced, when its audited 2008 consolidated financial statements were available, on April 30, 2009, with a breach of certain covenants contained in financial agreements under which Technicolor has borrowed substantially all of its outstanding senior debt (see note 1.2 above for more information).

Because of the uncertainty of the outcome of the negotiations, during and around the second quarter of 2009, the failure of which could have led to a default in the Group’s senior debt agreements thereby triggering the cross default provisions contained in the corresponding Master Agreements (relating to financial obligations, as defined in the Code Monétaire et Financier), the Group reclassified in its December 31, 2008 accounts as current the interest rate swaps which had maturities greater than one year. All of these swaps were unwound in 2009 (see Note 27.2 for more information about these interest rates swaps.

The sauvegarde proceeding did not have a direct impact on the Group’s outstanding derivatives, however the events described above including the sauvegarde have impacted the Group’s management of financial risks because the Group has had more limited access to the over the counter derivatives markets and is currently only able to execute operations on a short-term, cash collateralized basis.

(in € millions)	December 31, 2009		December 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	-	-	-	-	7
Interest-rate swaps – fair value hedges (1)	-	-	-	-	16	4
Total non-current	-	-	-	-	16	11
Interest-rate swaps – not designated as hedges (1)	-	-	-	10	-	-
Interest-rate swaps – fair value hedges (1)	-	-	58	-	-	-
Forward foreign exchange contracts - cash flow and fair value hedges	2	4	21	20	9	10
Forward foreign exchange contracts - not designated as hedges (2)	5	-	6	9	3	8
Currency options	-	-	-	7	5	4
Equity derivatives – cash flow hedges	-	-	-	-	-	13
Total current	7	4	85	46	17	35
Total	7	4	85	46	33	46

(1)
The notional principal amount of the outstanding interest rate swap contracts at December 31, 2009 was zero. At December 31, 2008 the outstanding amount was €841 million all of which was short term. At December 31, 2007, the outstanding amount was €817 million all of which was long-term. At December 31, 2008, the fixed interest rates ranged from 4.13% to 6.47% (at December 31, 2007, from 4.13% to 6.47%) and the floating rates were based on $-LIBOR and £-LIBOR.

(2)	Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked-to-market and the foreign exchange gain or loss is recognized in income.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Technicolor. The maximum risk is the marked-to-market carrying values shown in the table above, that is, €7 million at December 31, 2009, €85 million at December 31, 2008, and €33 million at December 31, 2007.

Note 26 Borrowings

The tables below present information concerning Technicolor’s debt at December 31, 2009 compared to previous years.

Note 26.1 Analysis by nature

(in € millions)	December 31, 2009	December 31, 2008	December 31, 2007
Debt due to financial institutions	2,711	2,848	1,238
Convertible/exchangeable bond (March 2002)	-	-	13
Convertible/exchangeable bond (September 2004)	-	-	323
Commercial Paper	-	-	121
Bank overdrafts	2	6	69
Other financial debt	19	21	50
Accrued interest	11	9	9
Total	2,743	2,884	1,823
Total non-current	16	22	1,078
Total current	2,727	2,862	745

Note 26.2 Debt due to financial institutions

Debt due to financial institutions as of December 31, 2009 includes principally €1,674 million drawn under our committed credit line (see 26.3 (f) “Undrawn credit lines”) and €1,021 million due under private placements as follows:

Currency	Amount (1) (in € millions)	Type of rate	Average Nominal rate (2)		Average Effective rate (2)
US$	698	Fixed	6.05%		6.05%
US$	35	Floating	1.28%	(3)	1.28%	(3)
GBP	38	Fixed	6.11%		6.11%
EUR	250	Floating	4.59%	(3)	4.59%	(3)
Total	1,021

(1)	Nominal amounts, excluding accrued interest

(2)	Excludes the 2% late payment interest (payable pursuant to the Sauvegarde Plan) which is booked in “Other financial expense”

(3)	Rate as of December 31, 2009

In June and December 2003, Technicolor issued senior notes in a total amount of US$406 million and £34 million, respectively (€282 million and €38 million, respectively at the December 31, 2009 exchange rate) that were sold privately to institutional investors in the U.S. and UK. In 2006, Technicolor issued a further US$450 million in senior notes in May (€312 million at the December 31, 2009 exchange rate) and US$200 million (€139 million at the December 31, 2009 exchange rate) and €100 million in October and December 2006, respectively. Technicolor issued an additional €150 million of senior notes in October 2007.

These private placement notes are part of the debt that is being restructured under the Sauvegarde Plan.  For more information about this plan please refer to Note 1.2. For more information about the restructured debt following the implementation of the plan please refer to Note 26.4, “Main characteristics of reinstated debt under the Sauvegarde Plan.”

Note 26.3 Main features of the Group's borrowings

(a)	Maturity

(in € millions)	December 31, 2009	December 31, 2008	December 31, 2007
Less than 1 month	31	34	420
Between 1 and 6 months	2,695	2,827	1
Between 6 months and less than 1 year	1	1	324
Total current debt	2,727	2,862	745

Between 1 and 2 years	2	4	71
Between 2 and 3 years	4	1	89
Between 3 and 4 years	-	6	158
Between 4 and 5 years	9	-	56
Over 5 years	1	11	704
Total non-current debt	16	22	1,078
Total debt	2,743	2,884	1,823

Technicolor’s senior debt outstanding under its private placement notes and the syndicated credit facility is being restructured under the Sauvegarde Plan.  Under this plan, the Company’s debt level will be reduced and the debt replaced by reinstated debt. Therefore the Company’s existing senior debt that the plan relates to has been classified at December 31, 2009 as current. For more information about this plan please refer to Note 1.2. For more information about the anticipated maturities of the reinstated debt following the implementation of the plan please refer to Note 26.4 “Main characteristics of the reinstated debt under the Sauvegarde Plan.”

The Group was faced, when its audited 2008 consolidated financial statements were available, on April 30, 2009, with a breach of certain covenants contained in financial agreements under which Technicolor has borrowed substantially all of its outstanding senior debt (see Note 1.2 for more information). Therefore, at December 31, 2008 the Group reclassified the amounts outstanding under the private placement notes and the syndicated credit facility as current.

(b)	Interest rate characteristics

The table below presents the periods for which the interest rates on Technicolor’s debt are fixed for its debt with maturity greater than one year, the debt for which the interest rate is fixed for remaining periods of under one year being considered to be at floating rate. The Group has adopted this definition of floating rates in order to have a simple and consistent way of analyzing the interest rate risk on its debt.  For example, fixed rate non-current debt maturing in 3 months, 3 month fixed rate term debt and long-term floating rate debt which is reset every 3 months all have the same interest rate risk profile and under the Group’s definition are treated in the same manner as floating rate debt. Under this definition it is necessary to set a threshold such that interest rates fixed for remaining periods beyond the threshold are considered at fixed rate.  A threshold of 1 year seems pertinent inasmuch as it is also the threshold between current and non-current debt. This treatment should make it easier to understand, from the financial information presented in these notes, the underlying interest rate risk of the Group. This treatment has no impact on the accounting treatment of the Group’s debt.

In the table below, the private placement notes and amounts drawn under the syndicated credit facility are considered to be fixed for less than 1 year due to the Sauvegarde Plan which contemplates their replacement by reinstated debt in the first half of 2010. For more information about this plan please refer to Note 1.2. For more information about the interest rate characteristics of the reinstated debt following the implementation of the plan please refer to Note 26.4 “Main characteristics of reinstated debt under the Sauvegarde Plan.”

(€ in millions)	Amounts at December 31, 2009 with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total borrowings	2,729	13	1	2,743
Effect of interest rate swaps	-	-	-	-
Net	2,729	13	1	2,743

(c)	Effective interest rates at year-end

	December 31, 2009	December 31, 2008	December 31, 2007
All borrowings (including impact of interest rate swaps):	2.29%	2.83%	5.00%
Of which convertible bonds:	-	-	5.77%

(d)	Carrying amounts and fair value of borrowings (see Note 27.6)

(e)	Analysis of borrowing by currency

(€ in millions)	December 31, 2009	December 31, 2008	December 31, 2007
Euro	1,348	1,384	591
US Dollar	1,343	1,445	1,102
Other currencies	52	55	130
Total debt	2,743	2,884	1,823

(f)	Undrawn credit lines

(€ in millions)	December 31, 2009	December 31, 2008	December 31, 2007
Undrawn, committed lines expiring in more than one year	-	17	1,650
Undrawn, uncommitted lines	-	-	698	*

*
The amount shown is the full amount less borrowings only under the credit lines; the uncommitted lines were also used at each year-end for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.)

The Group has a syndicated multicurrency credit facility of €1.75 billion of which €1.674 billion was drawn at December 31, 2009. The Company was unable to draw down further this facility as at the date of these financial statements. Due to the debt negotiations in 2009 and the sauvegarde proceeding (see Note 1.2 for more information), all of the Group’s remaining uncommitted facilities were withdrawn in 2009. At December 31, 2008, due to the financial covenant breach that would occur when the Group's audited consolidated financial statements were issued, the Group considered that most, if not all, of its undrawn, uncommitted lines were not available.

(g)	Financial covenants

The private placement notes issued by Technicolor to institutional investors in a total amount of €1,021 million have two financial covenants pertaining to the Group’s consolidated financial situation (tested as at June 30 and December 31 each year): (i) the maximum ratio of net debt to net worth must not exceed 1 and (ii) the ratio of profit from continuing operations before tax, finance and restructuring costs to adjusted net interest expense must be at least 3. These covenants are no longer relevant due to the sauvegarde proceeding and the Sauvegarde Plan.  For more information about this plan please refer to Note 1.2. For more information about the financial covenants of the reinstated debt following the implementation of the plan please refer to Note 26.4 “Main characteristics of reinstated debt under the Sauvegarde Plan.”

Note 26.4 Main characteristics of reinstated debt under the Sauvegarde Plan

The Sauvegarde Plan (which was substantially based on a restructuring agreement dated as of July 24, 2009 between the Company and a majority of its creditors, and which has lapsed according to its terms), has been approved by the required majorities of the Company’s creditors and the Company’s shareholders have adopted certain resolutions related to implementing the plan (see Note 1.2 for more information). The debt restructuring is expected to become effective in the first half of 2010. It is expected that immediately following the completion of the debt restructuring, the Company’s senior indebtness, as restructured under its Sauvegarde Plan, will have the following characteristics:

(in millions)	Amount in original currency	Currency	Amount in Euros*	Type of interest rate	Rate	Final maturity
Notes	391	U.S.$	271	Fixed	9.35%	2017
Notes	13		£15	Fixed	9.55%	2017
Notes	92		€92	Fixed	9.00%	2017
Term Loans	396		€396	Floating	Euribor + 600bp**	2017
Term Loans	322	U.S.$	223	Floating	Libor + 600bp**	2017
Notes	186	U.S.$	129	Fixed	9.35%	2016
Notes	6		£7	Fixed	9.55%	2016
Notes	44		€44	Fixed	9.00%	2016
Term Loans	188		€188	Floating	Euribor +500bp**	2016
Term Loans	153	U.S.$	106	Floating	Libor +500bp**	2016

SUBTOTAL			1,471
Disposal Proceeds Notes***	300		€300		10%	2010
TOTAL WITH DPN			€1,771

The amounts of new term loan/new notes are maximum amounts, meaning that such amounts may be reduced pursuant to the Sauvegarde Plan.

*	At the December 31, 2009 exchange rates

**	This margin is subject to downward ratchets as leverage decreases with Euribor/Libor being subject to a minimum of 2%.

***
Disposal Proceeds Notes (DPN): a maximum amount of €300 million of DPN, redeemable on December 31 2010, in cash (with the net proceeds of disposals of certain non-core assets, primarily Grass Valley, PRN and Screenvision) and, for any difference, in Technicolor's shares. DPN will carry interest at an annual rate of 10% capitalized.

(a)	Maturity of reinstated debt

(in € millions)
Less than 1 year	309
Between 1 and 2 years	31
Between 2 and 3 years	62
Between 3 and 4 years	90
Between 4 and 5 years	107
Over 5 years	1,172
Total debt	1,771

(b)	Interest rate characteristics of reinstated debt

(in € millions)	Amounts with interest rate fixed for the following periods
	Floating rate debt (interest fixed for less than 1 year)	1 year to 5 years	Greater than 5 years	Total
Total Borrowing	1,217	110	444	1,771

Under the terms of the Sauvegarde Plan, Technicolor must hedge two thirds of its new floating rate term loans for at least three years.

(c)	Analysis of currency of reinstated debt

(in € millions)
Euro	1,021
US Dollar	730
British pound	20
Total reinstated debt	1,771

(d)	Financial Covenants

The reinstated debt will have two financial covenants which will be tested semi-annually: EBITDA to net interest and net debt to EBITDA. EBITDA will be defined in the documentation governing the reinstated debt.

Note 27 Financial instruments and market related exposures

Note 27.1 Foreign exchange risk

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

Commercial exposure

Technicolor’s foreign exchange risk exposure mainly arises on purchase and sale transactions by its subsidiaries in currencies other than their functional currencies.  This risk is measured by consolidating the Group’s exposures and doing sensitivity analyses on the main exposures.  The general policy of the Group is for the subsidiaries to hedge with the group treasury department the full amount of the estimated exposure, with the objective of eliminating the currency risk for the period of the hedge. The group treasury hedges the net position in each currency with external banks using forward operations or occasionally options.

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

In accordance with the Group’s policies on financial risk management as described in Note 24, the Group enters into foreign currency operations to hedge its exposures as described above.  The swap points on currency hedges that qualify as hedges under IAS 39 and the premiums paid on currency options are excluded from the hedging relationship and taken directly to financial result: these amounts totaled €(1) million in 2009, €(8) million in 2008 and €(16) million in 2007.

In order to match the currencies that Technicolor’s group treasury department borrows with the currencies that it lends, Technicolor enters into currency swaps primarily (i) to convert euro borrowings into U.S. dollars which are lent to the Group’s U.S. subsidiaries/associates and (ii) to convert U.S. dollars borrowed externally or from the Group’s U.S. subsidiaries/associates into euros.  The forward points on these currency swaps are accounted for as interest and amounted to €2 million in interest expense in 2009, €4 million in interest income (netted against interest expense) in 2008 and €5 million in interest income (netted against interest expense) in 2007. At the December 31, 2009 closing exchange rate, there was a mark to market currency gain on these swaps of €4 million.

The future cash flows at the contracted rate of the Group’s foreign currency operations are shown below. The cash flows shown for options are shown assuming the options were exercised.

	2009	2008	2007
Forward exchange contracts (including currency swaps)
Euro	760	712	475
Pound sterling	54	161	52
Hong Kong dollar	-	-	-
Canadian dollar	13	32	13
Singapore dollar	30	19	69
US dollar	203	406	760
Polish zloty	-	38	13
Other currencies	42	50	87
Total forward currency purchases	1,102	1,418	1,469
Forward metal purchases	-	-	-
Euro	(229)	(586)	(850)
Canadian dollar	(32)	(45)	(35)
Pound sterling	(50)	(89)	(57)
Japanese yen	(82)	(88)	(85)
US dollar	(633)	(563)	(401)
Polish zloty	(12)	(10)	(5)
Other currencies	(62)	(40)	(41)
Total forward currency sales	(1,100)	(1,421)	(1,474)
Forward metal sales	-	-	(8)

Currency options contracts purchased / sold
Put US$ / Call Euro	-	(6)	225
Call US$ / Put Euro	-	-	172
Total	-	(6)	397

Deferred hedging gains (losses) related to forecast transactions	6	15	4

(f)	Sensitivity to currency movements

Because of the Group’s significant activities in the U.S. and in other countries whose currencies are linked to the U.S. dollar, the Group’s main currency exposure is the fluctuation of the U.S. dollar against the euro.

After offsetting the U.S. dollar revenues of its European activities with the U.S. dollar costs related to purchases of finished goods and components by its European affiliates, the net U.S. dollar exposure for continued operations was a purchase of U.S.$ 95 million in 2009 (net purchase of U.S.$ 59 million in 2008).  This exposure is hedged in accordance with the general policy of the Group (see Note 24)

The Group believes a 10% fluctuation in the U.S. dollar versus the euro is reasonably possible in a given year and thus the tables below show the impact of a 10% increase in the U.S. dollar versus the euro on the Group’s sales, on Profit from continuing operations before tax and net finance costs, on the currency translation adjustment component of equity and on net debt. A 10% decrease in the U.S. dollar versus the euro would have a symmetrical impact in the opposite amount.

Sales impact: the transaction impact on sales is calculated by applying a 10% increase in the U.S. dollar/euro exchange rate to the external U.S. dollar sales of affiliates with the euro as functional currency and to the external euro sales of affiliates with the U.S. dollar or currencies pegged to the U.S. dollar (such as the Hong Kong dollar) as functional currency. The translation impact is calculated by applying a 10% increase in the U.S. dollar/euro exchange rate to the sales of affiliates with the U.S. dollar or a currency pegged to the U.S. dollar as functional currency.

Profit impact: the transaction impact on profit is calculated by applying a 10% increase in the U.S. dollar/euro exchange rate to the net U.S. dollar exposure (sales minus purchases) of affiliates which have the euro as functional currency and then applying a factor estimated by the Group to approximate the actual impact on profits.  This factor is applied because often changes in exchange rates lead to changes in competitive pricing.  The factor varies depending on the business. The translation impact is calculated by applying a 10% increase in the U.S. dollar/euro exchange rate to the profits of the affiliates with the U.S. dollar as functional currency.

For both the sales and profit the impacts are calculated before hedging.

Equity impact:  this is calculated by applying a 10% increase in the U.S. dollar/euro exchange rate to the unhedged net investments in foreign subsidiaries that are denominated in U.S. dollars or currencies pegged to the U.S. dollar.  This variation is booked in the cumulative translation adjustment component of equity.

Net debt impact:  this is calculated by applying a 10% increase in the U.S. dollar/euro exchange rate to the net debt of the Group at December 31, 2009 that is denominated in U.S. dollars or currencies pegged to the U.S. dollar.

2009 (€ in millions)	Transaction	Translation	Total
Sales	32	172	204
Profit from continuing operations before tax and net finance costs	7	(31)	(24)
Equity Impact (Cumulative translation adjustment)	N/A	N/A	25
Impact on net debt	N/A	N/A	93

2008 (€ in millions)	Transaction	Translation	Total
Sales	29	221	250
Profit from continuing operations before tax and net finance costs	9	(90)	(81)
Equity Impact (Cumulative translation adjustment)	N/A	N/A	17
Impact on net debt	N/A	N/A	137

2007 (€ in millions)	Transaction	Translation	Total
Sales	29	270	299
Profit from continuing operations before tax and net finance costs	12	4	16
Equity Impact (Cumulative translation adjustment)	N/A	N/A	110
Impact on net debt	N/A	N/A	74

Note 27.2 Interest rate risk

Technicolor is mainly exposed to interest rate risk on its deposits and indebtedness. This risk is measured by consolidating the Group’s deposit and debt positions and doing sensitivity analyses. In accordance with group policies and procedures, the group treasury manages the financings, and hedges interest rate risk exposure in accordance with target ratios of fixed to floating debt, as well as maximum risk targets both of which are set periodically as a function of market conditions. To hedge this exposure, the Group enters into interest rate swaps, forward rate agreements and caps.

(a)	Interest rate operations

In accordance with the Group’s policies on financial risk management as described in Note 24, the Group enters into interest rate hedging operations; however in anticipation of the restructuring of our debt we unwound all of our outstanding interest rate swaps in 2009. The details of these swaps are given below.

In 2007, the Group entered into two interest rate swap transactions to convert a portion of its US$ debt from fixed to floating (3-month LIBOR):
-      US$ 91.5 million with 2011 maturity and
-      US$ 26 million with 2016 maturity;

In 2005 and 2006, the Group entered into several interest rate swap transactions to convert a portion of its US$ debt from fixed to floating rate (3-month LIBOR):
-      US$ 96 million with 2010 maturity;
-      US$ 100 million with 2011 maturity; and
-      US$ 110 million with 2013 maturity.

In 2003, the Group entered into several interest rate swap transactions to convert a portion of its debt from fixed to floating rate (3-month LIBOR for US$ debt, and 6-month GBP-LIBOR for GBP debt):
-      US$ 118 million with 2015 maturity;
-      US$ 82 million with 2013 maturity; and
-      GBP 34 million with 2013 maturity.

In 2009 these swaps were unwound for a net financial gain of €45 million. The fair value of these swaps was €58 million at December 31, 2008 (€12 million at December 31, 2007) and was accounted for in the balance sheet in 2008 as financial derivatives with the offsetting booking taken to financial debt in accordance with hedge accounting under IAS 39.

In addition, in 2005 the Group entered into US$ 400 million of 3-year interest rate swaps (with January 2, 2006 start date), under which Technicolor received three month US$ LIBOR and paid twelve month US$ LIBOR in arrears with the latter being capped up to a knock-out interest rate which if reached canceled the cap until such time as interest rates dropped below the knock-out rate. In 2007, the maturity of these swaps was extended to January 2013. These swaps were unwound in 2009 for a net financial loss of €9 million. These interest rate swaps had been marked-to-market each year and the gain or loss was recorded in finance costs (loss in 2008 of €7 million).

The contractual cash flows of the Group’s interest rate swaps are shown in the table in note 26.3 along with the future cash flows of the Group’s debt.

(b)	Effective interest rates

The average effective interest rates on the Group’s consolidated debt are as follows:

	2009	2008	2007
Average interest rate on borrowings	2.91%	4.47%	4.82%
Average interest rate after interest rate hedging	2.79%	4.24%	4.83%
Average interest rate after currency swaps and interest rate hedging	2.90%	3.91%	4.62%

The average effective interest rate in 2009 on the Group’s consolidated deposits was 1.50% (2.85% in 2008).

(c)	Sensitivity to interest rate movements

Interest rate movements impact the price of fixed rate financial assets and liabilities held at fair value and the interest income and expense of variable rate financial assets and liabilities. The Group has no significant fixed rate financial assets and liabilities held at fair value.

The percentage of the Group’s debt at floating rates taking into account interest rate hedging operations is as shown below. The Group considers all debt with interest rates fixed for remaining periods of less than 1 year to be at floating rate (see Note 26.3 (b) above for more information about the Group’s classification between fixed and floating rate).

In the table below, the private placement notes and amounts drawn under the syndicated credit facility are considered to be fixed for less than 1 year due to the Sauvegarde Plan which contemplates their replacement by reinstated debt in the first half of 2010. For more information about this plan please refer to 1.2. For more information about the interest rate characteristics of the reinstated debt following the implementation of the plan please refer to Note 26.4 “Main characteristics of reinstated debt under the Sauvegarde Plan.”

(€ in millions)	2009	2008	2007
Average debt	2,822	2,326	2,442
Percentage at floating rate*	98%	94%	82%

* See the Group’s definition of floating rate in Note 26.3 (b)

The Group’s average deposits in 2009 amounted to €597 million, 100% at floating rate.

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

	2009		2008
	Euribor		Euribor
	-1%	+1%	-1%	+1%
Maximum annual impact on net interest expense in millions of Euro	(13)	13	(14)	14

	2009		2008
	Libor		Libor
	-1%	+1%	-1%	+1%
Maximum annual impact on net interest expense in millions of Euro	(13)	13	(13)	13

Note 27.3 Liquidity risk and management of financing and capital structure

Liquidity risk is the risk of being unable to raise funds in the financial markets necessary to meet upcoming obligations. In order to reduce this risk, the Group pursues policies with the objectives of having continued uninterrupted access to the financial markets at reasonable conditions. These policies are developed based on regular reviews and analysis of its capital structure, including the relative proportion of debt and net worth in the context of market conditions and the Group’s financial projections.  Among other things these reviews take into account the Group’s debt maturity schedule, covenants, projected cash flows and financing needs. To implement these policies, the Group uses various long-term and committed financings which may include net worth, debt, subordinated debt and committed credit lines. For further information about the details of the Group’s net worth and debt please refer to Notes 23 and 26, respectively.

The Group’s believes its ability to access to the financial markets is, as of the date of these financial statements, limited due to the deterioration of the Group’s financial condition, the subsequent debt negotiations and the sauvegarde proceeding. The successful completion of the debt restructuring, which is expected to occur in the first half of 2010, may improve such access (see Note 26 for more complete information on the Group’s borrowing situation including the details of the reinstated debt and see Note 1.2. for more information about the Sauvegarde Plan).

The tables below show the future contractual cash flow obligations due on the Group’s debt and interest rate swaps. The interest rate flows due on floating rate instruments are calculated based on the rates in effect at December 31, 2009, December 31, 2008 and December 31, 2007, respectively. For purposes of the table showing the cash flow obligations at December 31, 2009, the private placements notes and the amounts drawn under the Group’s syndicated credit facility are considered to be due in 2010 due to the Sauvegarde Plan. In the tables showing the cash flow obligations at December 31, 2008 and 2007 the amounts of reimbursement of principal differs from the amounts in the Group’s balance sheet debt due to the treatment of convertible bonds and interest rate swaps under IAS 39.

	At December 31, 2009
(€ in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Floating rate priv. placements – principal	1,021	-	-	-	-	-	1,021
Floating rate priv. placements – interest	*	-	-	-	-	-	-
Fixed rate priv. placements - principal	-	-	-	-	-	-	-
Fixed rate priv. placements - interest	*	-	-	-	-	-	-
Floating rate other debt – principal	1,699	1	1		-	-	1,701
Floating rate other debt – interest	*	-	-	-	-	-	-
Fixed rate other debt – principal	7	1	3	-	9	1	21
Fixed rate other debt – interest	1	1	1	1	1	-	5

*
Due to the uncertainty regarding the date of completion of the debt restructuring, it is not possible to calculate the interest which will be paid on the private placement notes and the syndicated bank debt in 2010.

	At December 31, 2008 at original maturities (1)
(€ in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Floating rate priv. placements – principal	66	-	21	50	100	100	337
Floating rate priv. placements – interest	60	17	16	16	12	5	126
Fixed rate priv. placements - principal	-	68	136	-	250	244	698
Fixed rate priv. placements - interest	-	41	34	31	25	43	174
Floating rate other debt – principal	1,828	1	1	-	-	-	1,830
Floating rate other debt – interest	44	39	33	33	1	1	151
Fixed rate other debt – principal	-	3	-	4	-	12	19
Fixed rate other debt – interest	-	1	1	1	-	-	3
Interest rate swaps - receiver of fixed	30	29	22	19	12	9	121
Interest rate swaps - payer of fixed	-	-	-	-	-	-	-
Interest rate swaps - receiver of floating	12	12	12	12	-	-	48
Interest rate swaps – payer of floating	20	20	17	15	6	4	82

(1)
In 2009 the Group was faced, when its audited 2008 consolidated financial statements were available, on April 30, 2009, with a breach of certain covenants contained in financial agreements under which Technicolor has borrowed substantially all of its outstanding senior debt, therefore in its December 31, 2008 balance sheet this debt was classified as current.

	At December 31, 2007
(€ in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Floating rate debt - principal	762	6	19	1	50	334	1,172
Floating rate debt - interest	52	19	18	16	15	42	162
Fixed rate debt - principal	-	64	70	151	6	366	657
Fixed rate debt - interest	40	36	32	26	23	24	181
Interest rate swaps - receiver of fixed	30	30	28	22	19	21	150
Interest rate swaps - payer of fixed	-	-	-	-	-	-	-
Interest rate swaps - receiver of floating	14	14	14	14	14	-	70
Interest rate swaps – payer of floating	43	43	41	35	32	23	217

Note 27.4 Equity instruments

At December 31, 2009, 2008 and 2007, Technicolor had no outstanding equity derivatives on its shares.

In 2007, Technicolor entered into a forward sale of a portion of its holding of a publicly traded company and lent the hedged shares in the framework of this operation. This sale was accounted for as a cash flow hedge in accordance with IAS 39 and the change in market value of the hedge was recognized in net equity thereby offsetting the change in the market value of the underlying shares being hedged, also recognized in net equity. This transaction was settled at its maturity date in October 2008.

The marked-to-market value of the forward sale of quoted investments mentioned above is given in the current portion of the table in Note 25.

Technicolor’s only significant equity holding is its participation in Videocon. The Group believes a 10% fluctuation in the share price is reasonably possible in a given year. In 2008 since the quoted value of its investment was significantly lower than its carrying value during more than 9 months, the investment was considered as impaired and therefore the Group booked an impairment charge in its 2008 financial result of €151 million (see Note 10). However assuming normal share movements, the impact of a variation in the share price is generally recognized in net equity. The table below shows the impact of such 10% movement on the year-end position, taking into account hedging operations. The value of the holding is based on the closing stock price at December 31 of each year.

(€ in millions)	December 31, 2009		December 31, 2008		December 31, 2007
	+10%	-10%	+10%	-10%	+10%	-10%
Impact on Net Equity	4	(4)	4	(4)	34	(34)

Note 27.5 Financial counterparty risk

The financial instruments used by the Group to manage its interest rate and currency exposure are all undertaken with counterparts having an investment grade rating.

The percentage of outstanding foreign exchange operations by counterparty credit rating is as follows:

Foreign exchange forwards: Counterparty’s rating (according to Standard & Poor’s)	2009	2008	2007
A-1+	-	27.6%	96.1%
A-1	100%	72.4%	3.9%
A-2	-	-	-
Total	100%	100%	100%

All significant cash deposits are maintained with rated financial institutions.

The table below gives the percentage of outstanding cash deposits by counterparty credit rating:

Cash deposit: Counterparty’s rating (according to Standard & Poor’s)	2009	2008	2007
A-1+	39%	65.3%	87.1%
A-1	54%	14.9%	6.0%
A-2	2%	2.7%	3.6%
A-3	%	0.5%	2.4%
BB+	-	-	-
B	-	-	0.2%
Money Market funds	4%	9.8%	-
Non rated financial institutions	1%	6.8%	0.7%
Total	100%	100%	100%

Credit risk arises from the possibility that counterparties may not be able to perform their financial obligations to Technicolor.  The maximum credit risk exposure on the Group’s cash and cash equivalents was €569 million at December 31, 2009. The Group minimizes this risk by limiting the deposits made with any single bank and by making deposits primarily with banks that have strong credit ratings or by investing in diversified, highly liquid money market funds as shown in the table above.

Note 27.6 Fair value of financial assets and liabilities

Balance sheet financial instruments

31/12/2009	Accounting Categories					Fair Value
	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost	Balance sheet value	Quoted Price	Internal model with observable parameters	Internal model with non-observable parameters	Fair Value
Investments and available-for-sale financial assets	-	42	-	-	42	36	6	-	42
Derivative financial instruments (current and non-current assets)	7	-	-	-	7	-	7	-	7
Trade accounts and notes receivable	-	-	555	-	555				555
Borrowings (non-current)	-	-	-	16	16				16
Borrowings (current)	-	-	-	2,727	2,727				*
Derivative financial instruments (current and non-current liabilities)	4	-	-	-	4				4
Trade accounts and notes payable	-	-	435	-	435				435
Payables on acquisition of companies	-	-	2	-	2				2

*
The current portion of the Group’s debt of €2,727 million consists of €32m not covered by the Sauvegarde Plan, the fair value of which is considered to be the balance sheet value and €2,695 million which is being restructured in accordance with the Sauvegarde Plan. For this debt covered by the Sauvegarde Plan, the value attributed to the debt by the plan is as follows:

Existing Debt	Amount(1)	Amount(2)	Value under the Restructuring Plan	Amount(2)
			Equity	348
Private placement notes	1,021	1,100	Mandatory convertible bonds (ORA)	641
			Disposal Proceeds Note (DPN)	300
			Subtotal	1,289
Syndicated bank credit facility	1,674	1,739	Notes	601
			Bank term debt	949
			Subtotal	1,550
TOTAL	2,695	2,839	TOTAL	2,839

The amounts of share capital increase and issuances of ORA and DPN and the amounts of new term loan/new notes are maximum amounts, meaning that such amounts may be reduced pursuant to the Sauvegarde Plan.

(1) in millions of Euro, converted at the December 31, 2009 exchange rates
(2) in millions of Euro, converted at the prevailing exchange rates at the time of negotiation of the restructuring: €1 = $1.30 and €1.1 = £1.00

31/12/2008	Accounting Categories					Fair Value
	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost	Balance sheet value	Quoted Price	Internal model with observable parameters	Internal model with non-observable parameters	Fair Value
Investments and available-for-sale financial assets	-	52	-	-	52	40	12	-	52
Derivative financial instruments (current and non-current assets)	85	-	-	-	85	-	85	-	85
Trade accounts and notes receivable	-	-	968	-	968				968
Borrowings (non-current)	-	-	-	22	22				11
Borrowings (current)	-	-	-	2,862	2,862				1,815
Derivative financial instruments (current and non-current liabilities)	46	-	-	-	46				46
Trade accounts and notes payable	-	-	968	-	968				968
Payables on acquisition of companies	-	-	1	-	1				1

31/12/2007	Accounting Categories					Fair Value
	Fair value through P&L (incl. derivative instruments)	Available for sale assets	Payables and receivables	Debt at amortized cost	Balance sheet value	Quoted Price	Internal model with observable parameters	Internal model with non-observable parameters	Fair Value
Investments and available-for-sale financial assets	-	397	-	-	397	277	20	-	397
Derivative financial instruments (current and non-current assets)	33	-	-	-	33	-	33	-	33
Trade accounts and notes receivable	-	-	918	-	918				918
Borrowings (non-current)	-	-	-	1,078	1,078				1,060
Borrowings (current)	-	-	-	745	745				745
Derivative financial instruments (current and non-current liabilities)	46	-	-	-	46				46
Trade accounts and notes payable	-	-	1,160	-	1,160				1,160
Other current liabilities*	-	-	-	19	19				19
Payables on acquisition of companies	-	-	7	-	7				7

* advance proceeds from forward sale of certain financial investments; see Note 26.4

The fair value of the above assets and liabilities was determined as follows:
•	Investments and available-for-sale assets: see Note 17
•	Derivative financial instruments: see Note 25
•
Trade accounts and notes receivables and notes payables: The fair value of all current assets and liabilities (trade accounts receivable and payable, short term loans and debt, cash and bank overdrafts) is considered to be equivalent to their net book value due to their short-term maturities.

•
Borrowings (non-current): At December 31, 2009 due to the small amount of non-current debt and the fact that most of it is secured, the Group has used the book value as an approximation of the fair value. At December 31, 2008 and December 31, 2007 the fair value of the Group’s non-current borrowings is determined by discounting the cash flows related to the debt at the Group’s assumed corporate borrowing cost for the period. Such borrowing cost is determined by adding the CDS (credit default swap) to the appropriate mid-swap reference rate for the period of the debt.

•
Borrowings (current): At December 31, 2009 for the value of the Group’s private placements and credit facility reference is made to the value attributed under the Sauvegarde plan; the fair value of other current debt not covered by the Sauvegarde Plan is assumed to be the book value due to the short term maturity. At December 31, 2008 the fair value of the Group’s private placements and credit facility classified as current debt is determined by discounting the cash flows related to the debt using the original maturity at the Group’s assumed corporate borrowing cost for the period; for all other current debt the fair value is assumed to be the book value due to the short term maturity. At December 31, 2007 the fair value of all current debt is assumed to be the book value due to the short term maturity.

•	Payables on acquisition of companies: see Note 32.

Note 28 Retirement benefit obligations

Note 28.1 Summary of the benefits

(€ in millions)	Pension plan benefits			Medical Post-retirement benefits				Total
	2009	2008	2007	2009	2008	2007		2009	2008	2007
Provision for post-employment benefits
Opening provision	364	365	438	39	38	134		403	403	572
Net Periodic Pension Cost	28	35	37	2	2	(58	) (1)	30	37	(21)
Benefits paid and contributions	(56)	(48)	(65)	(3)	(5)	(14)		(59)	(53)	(79)
Change in perimeter (2)	-	(6)	-	-	-	-		-	(6)	-
Reclassification in held for sale	(40)	-	3	-	-	3		(40)	-	6
Actuarial (gains) losses recognized in SOCI (3)	36	18	(37)	2	2	(18)		38	20	(55)
Currency translation differences	(2)	-	(11)	-	2	(9)		(2)	2	(20)
Closing provision	330	364	365	40	39	38		370 (*)	403	403
Reimbursement right recognized as an asset
Fair value at opening				-	-	1		-	-	1
Actuarial gains / (losses) recognized in SOCI (3)				-	-	(1)		-	-	(1)
Fair value at closing				-	-	-		-	-	-

(1)	In 2007, the Net Periodic Pension Cost includes the effects of the medical plan changes accounted for as a curtailment (see Note 28.2).

(2)	Change in perimeter in 2008 mainly relates to the sale of the Decoder plant in Genlis and to the sale of the Tuners activities to the newly formed joint venture, NuTune.

(3)	Statement Of Comprehensive Income. As of December 31, 2009, 2008 and 2007, actuarial (gains) losses recognized in SOCI amount to € 38 million, € 20 million and € (55) million, respectively.

(*)	Out of which current portion amounts to € 60 million, € 71 million and € 51 million for December 31, 2009, 2008 and 2007, respectively.

(a)	Defined contribution plans
For the defined-contribution plans, the Group pays contributions to independently administered funds. These plans guarantee employee benefits that are directly related to contributions paid. The pension costs of these plans, corresponding to the contributions paid, are charged in the statement of operations. The total contributions paid by Technicolor amounted to € 18 million in 2009, € 21 million in 2008 and € 17 million in 2007.

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

▪	Within Nafta area, the plans mainly consist in pension plans in the United States:
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

A hard freeze has occurred over 2009 on US pension plans effective as of January 1, 2010, leading to a curtailment gain of € 3 million. The actual rights remain vested but will no longer be accumulated; as a consequence no additional pay-based Credits will be added to the Cash Balance Account under the Plans. Interest Credits however, will continue to be added to employees’ account.

▪	In Germany, employees are covered by several vested unfunded pension plans. These plans mainly provide employees with retirement annuities and disability benefits.

▪
In France, the Group is legally required to pay lump sums to employees when they retire. The amounts paid are defined by the collective bargaining agreement in force and depend on years of service within the Group and employee’s salary at retirement.

▪	In other countries, Technicolor mainly maintains a dedicated funded pension plan in the UK, which provides retirement annuity benefits.

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

In June 2007, Technicolor has curtailed and eliminated certain post-retiree medical benefit to US employees which follows the first similar curtailment of October 2006. This plan changes mainly (i) increased gradually the retires’ share of costs for medical and drug benefits beginning on January 1, 2009, (ii) changed the medical and prescription drug design for 50-64 years old and (iii) eliminated retiree life insurance for active employees.

In December 2007 and in accordance with 2006 and June 2007 post retirement medical plan amendment, Technicolor reduced its obligation concerning certain ex-employees transferred outside the Group. Technicolor will no longer be billed for claims on Medicare benefits incurred after December 31, 2007 regarding these employees.

Under IFRS, these plan changes have been accounted for as a curtailment – that is a reduction in future benefits obligation as well as future reimbursement right. In addition, all related unrecognized prior service gain or costs have been charged or credited to income. In 2007, the net resulting effect is a € 63 million gain recorded in income (shown in the balance sheet as a € 62 million decrease of our obligation and a decrease of unrecognized prior service cost of € 1 million).

(c)  Multi-employer plan

One of Technicolor subsidiaries in Netherlands participates in the multi-employer defined benefits plan “Metalelektro”. As the information about the dividing up of contributions between each member of the plan is not available, Technicolor accounts for this plan as a defined contribution plan.

The Technicolor Japanese subsidiary Canopus, acquired in 2006, participates in a multi-employer defined benefit plan. Technicolor accounts for this plan as a defined benefit plan. This entity is included in the Grass Valley businesses and classified as held for sale as of December 31, 2009.

Note 28.2 Elements of the statement of operations

(€ in millions)	Pension plan benefits			Medical post-retirement benefits				Total
	2009	2008	2007	2009	2008	2007		2009	2008	2007
Service cost	(15)	(18)	(19)	-	-	-		(15)	(18)	(19)
Interest cost (1)	(29)	(30)	(29)	(2)	(2)	(5)		(31)	(32)	(34)
Expected return on plan assets (1)	10	12	11	-	-	-		10	12	11
Amortization of prior service costs	-	(2)	(2)	-	-	-		-	(2)	(2)
Effect of curtailment	4 (3)	3	2	-	-	63	(2)	4	3	65
Others	2	-	-	-	-	-		2	-	-
Total Net Periodic Pension Cost	(28)	(35)	(37)	(2)	(2)	58		(30)	(37)	21
Service costs on reimbursement rights				-	-	-		-	-	-
Financial components on reimbursement rights (1)				-	-	-		-	-	-
Effect of curtailment on reimbursement right				-	-	-		-	-	-
Net Pension costs	(28)	(35)	(37)	(2)	(2)	58		(30)	(37)	21

(1)	Out of which € 18 million, € 17 million and € 20 million, net, are posted in Income from continuing operations (see note 10 Net Finance costs) in 2009, 2008 and 2007, respectively.

(2)
Effect of curtailment relates to the medical post-retirement benefits plan changes which occurred in 2007 as described above. The net gains of the medical plan changes amount to € 63 million in 2007 and are mainly related to the Group's former consumer-electronics business and as such mostly credited to Displays & CE Partnerships classified under Other activities. In 2007, the net curtailment gain is broken down into a € 62 million gain on the liability and a € 1 million gain on the unrecognized prior service cost. Out of which €62 million are posted in income from continuing Operations.

(3) In 2009, € 4 million of curtailment gains out of which € 3 million due to the freeze of future accruals in US Pension Plans and € 1 million due to a restructuring plan in Germany.

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through “Other financial income (expense)”.

Note 28.3 Analysis of the change in benefit obligation

(€ in millions)	Pension plan benefits			Medical post-retirement benefits			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Change in benefit obligation
Benefit obligation at opening	(513)	(540)	(626)	(38)	(36)	(130)	(551)	(576)	(756)
Current service cost	(15)	(18)	(19)	-	-	-	(15)	(18)	(19)
Interest cost	(29)	(30)	(29)	(2)	(2)	(5)	(31)	(32)	(34)
Amendment	(1)	(4)	(3)	-	(1)	-	(1)	(5)	(3)
Business combination / disposal (1)	-	6	-	-	-	-	-	6	-
Plan participants contribution		(1)	(1)	-	-	-	-	(1)	(1)
Curtailment / settlement	4	3	2	-	-	62	4	3	64
Actuarial gain / (loss)	(36)	29	45	(2)	(2)	18	(38)	27	63
Benefits paid	48	50	67	3	5	14	51	55	81
Currency translation differences	(2)	12	24	-	(2)	5	(2)	10	29
Other (2)	-	(20)	-	-	-	-	-	(20)	-
Benefit obligation at closing (3)	(544)	(513)	(540)	(39)	(38)	(36)	(583)	(551)	(576)
Benefits obligation wholly or partly funded	(234)	(207)	(224)	-	-	-	(234)	(207)	(224)
Benefit obligation wholly unfunded	(310)	(306)	(316)	(39)	(38)	(36)	(349)	(344)	(352)
Change in plan assets
Fair value at opening	148	174	187				148	174	187
Expected return on plan assets	10	12	11				10	12	11
Actuarial gain / (loss)	4	(47)	(7)				4	(47)	(7)
Employer contribution	30	20	36				30	20	36
Plan participant contribution	-	1	1				-	1	1
Settlement	-	-	-				-	-	-
Benefits paid	(23)	(21)	(37)				(23)	(21)	(37)
Currency translation differences	3	(13)	(17)				3	(13)	(17)
Other (2)	-	22	-				-	22	-
Fair value at closing (3)	172	148	174				172	148	174

Funded status (I)	(372)	(365)	(366)	(39)	(38)	(36)	(411)	(403)	(402)
Unrecognized prior service cost (II) (3)	2	1	1	(1)	(1)	(2)	1	-	(1)
Reclassification as held for sale (see Note 12) (III)	40	-	-	-	-	-	40	-	-
Retirement benefit obligations (I)+(II)+(III) (4)	(330)	(364)	(365)	(40)	(39)	(38)	(370)	(403)	(403)
Net pension Accruals	(330)	(364)	(365)	(40)	(39)	(38)	(370)	(403)	(403)

(1)	In 2008, mainly relates to the sale of the plant in Genlis and to the sale of the Tuners activities to the newly formed joint venture, NuTune.

(2)
These movements in 2008 are the result of the reclassification of the Swiss pension plan. The Swiss plan was previously categorized as defined contribution plans. However, all the risks associated with this plan are not guaranteed by the insurance company in charge of the plan's funding. Therefore, the Swiss plan is treated as defined benefit plans in 2008

(3)
For NAFTA subsidiaries/associates (which include US, Canada and Mexico), the pension benefits obligations are €137 million, € 135 million, and € 144 million for 2009, 2008 and 2007, respectively (€84 million, € 68 million and € 96 million for plan assets). The medical post-retirement benefits obligations are € 39 million, € 38 million and € 36 million (nil for plan assets and respectively € 1 million, € 1 million and € 2 million for unrecognized actuarial prior service cost).

For German subsidiaries, the pension benefit obligation and the net pension accrual are € 257 million, € 249 million and € 255 million for years ended December 31, 2009, 2008 and 2007, respectively.

.(4)	As Technicolor has adopted the revised IAS 19, all actuarial gains and losses are recognized in the SOCI, there are no more unrecognized actuarial gains or losses.

Medical post-retirement benefits plans are wholly unfunded.

The Group expects to contribute € 34 million to its defined benefit plans in 2010.

The experience adjustments are the following over the last four years:

(€ in millions)	Pension plan benefits				Medical post-retirement benefits
	2009	2008	2007	2006	2009	2008	2007	2006
Benefit obligation	(544)	(513)	(540)	(626)	(39)	(38)	(36)	(130)
Fair value of plan assets	172	148	174	187	-	-	-	-

Experience adjustment on the obligation – actuarial (loss)/gain	6	(3)	(1)	3	1	(4)	13	32
In % Benefit obligation	(1.1)%	0.6%	0.2%	(0.5)%	(3)%	11%	(36)%	(25)%
Experience adjustment on the plan assets – actuarial (loss)/gain	4	(47)	(7)	4	-	-	-	-
In % Fair value of plan assets	2%	(32)%	(4)%	2%	-	-	-	-

Note 28.4 Plan assets

When defined benefit plans are funded, mainly in the US, UK, Switzerland and Canada, the investment strategy of the benefit plans aims to match the investment portfolio to the membership profile. Asset performance is reviewed on a quarterly basis and the asset allocation strategy is reviewed on an annual basis.
The actual return on plan assets amounts to € 14 million, € (35) million and € 4 million for the years ended 2009, 2008 and 2007, respectively.

Technicolor pension plans weighted-average asset allocations by asset category are as follows as of December 31, 2009:

(in % and € in millions)	Allocation of plan assets			Allocation of the fair value of plan assets
	2009	2008	2007	2009	2008	2007
Equity securities	47%	47%	51%	80	69	89
Debt securities	26%	48%	47%	45	71	81
Insurance	20%	0%	0%	34	-	-
Other	7%	5%	2%	13	8	4
Total	100%	100%	100%	172	148	174

Note 28.5 Assumptions used in actuarial calculations

	Pension benefits			Medical post-retirement benefits
	2009	2008	2007	2009	2008	2007
Weighted average discount rate	5.15%	5.77%	5.63%	5.76%	6.47%	6.13%
Weighted average expected return on plan assets	6.25%	6.07%	6.36%	-	-	-
Weighted average long-term rate of compensation increase	2.78%	2.87%	2.33%	na	na	na

Discount rate methodology for the main benefits

United-States

The projected benefit cash flows under the US schemes are discounted using a yield curve determined based on AA rated corporate bonds.The weighted discount rate used as of December 31, 2009 was 5.7%.

Euro-zone and UK

The discount rates used are determined based on AA rate corporate bonds common indexes. The discount rate used as of December 31, 2009 is 5% for the Euro-zone and 5.6% for the UK.

Other assumptions

The long-term rates of return on plan assets have been determined for each plan in consideration of the investment policies, the expected return for each component of the investment portfolio and other local factors in the country of the plan.

For the main funded plans in UK, US and Switzerland, the weighted average return on plan assets for 2009 was determined as follows: 8% for Equity securities, 5% for Real Estate, 5% for Debt securities and 1% for Cash.

After the medical plan changes which occurred in 2006 and 2007, the average assumption rate for the increase of the health care cost pre-65 will be 8% for 2010, 7.5% for 2011 and years thereafter (nil for post 65).

Sensitivity analysis

The table below shows the sensitivity to change in healthcare costs, change in discount rate and change in average expected return on plan assets:

(€ in millions)	Sensitivity of assumptions for 2009
1% increase in healthcare costs
Impact on medical post-retirement benefit 2009 expense Impact on medical post-retirement benefit obligation as of December 31, 2009	- 1
1% reduction in healthcare costs
Impact on medical post-retirement benefit 2009 expense Impact on medical post-retirement benefit obligation as of December 31, 2009	- (1)
0.25% increase in discount rate
Impact on pension and medical post-retirement benefits 2009 expense Impact on pension and medical post-retirement benefits obligation as of December 31, 2009	- (16)
0.25% reduction in discount rate
Impact on pension and medical post-retirement benefits 2009 expense Impact on pension and medical post-retirement benefits obligation as of December 31, 2009	- 17
0.5% increase in average expected return on plan assets
Impact on pension and medical post-retirement benefits 2009 expense Impact on pension and medical post-retirement liability as of December 31, 2009	(1) (1)
0.5% reduction in average expected return on plan assets
Impact on pension and medical post-retirement benefits 2009 expense Impact on pension and medical post-retirement liability as of December 31, 2009	1 1

Note 29 Provisions for restructuring and other charges

Note 29.1 Restructuring provisions

(€ in millions)	December 31, 2009	December 31, 2008	December 31, 2007
Opening provisions	132	100	120
Current year expense (1)	60	266	143
Release of provision (1)	(27)	(11)	(16)
Usage during the period	(100)	(124)	(131)
Currency translation adjustment	1	-	(2)
Change in held for sale provision	(3)	-	5
Other movements (2)	1	(99)	(19)
Closing provisions	64	132	100
Of which current	48	115	75
Of which non-current	16	17	25

(1) Restructuring expenses, net of release have been posted as follows in the consolidated statement of operations:

(€ in millions)	December 31, 2009	December 31, 2008	December 31, 2007
Profit from continuing operations
Termination costs	(37)	(105)	(65)
Impairment of assets (part of a restructuring plan) (2)	(2)	(45)	(14)
Other costs related to disposal of activities (2)	(2)	(16)	-
Continuing restructuring expenses	(41)	(166)	(79)

Profit from discontinued operations (2)	8	(89)	(48)
Total restructuring expenses	(33)	(255)	(127)

(2)
These restructuring costs are reclassified in the balance sheet against assets prior to disposals and appeared therefore in the line “other movements” within the restructuring provision variation. The related reclassification for discontinued operations amounts to nil, € 40 million and nil for years ended December 31, 2009, 2008 and 2007, respectively.

Note 29.2 Other provisions

(€ in millions)	Warranty	Others (1)	Total (2)
As of January 1, 2007	40	153	193
Current period additional provision	71	30	101
Release of provision	(7)	(27)	(34)
Usage during the period	(61)	(47)	(108)
Currency translation adjustments and other	8	(21)	(13)
As of December 31, 2007	51	88	139

Current period additional provision	43	100	143
Release of provision	(12)	(14)	(26)
Usage during the period	(39)	(23)	(62)
Currency translation adjustments and other	3	8	11
As of December 31, 2008	46	159	205

Current period additional provision	6	45	51
Release of provision	(1)	(38)	(39)
Usage during the period	(19)	(16)	(35)
Change in held for sale provision	(5)	(9)	(14)
Currency translation adjustments and other	1	(9)	(8)
As of December 31, 2009	28	132	160

(1)	Others include mainly provision for risk and litigation and for onerous contracts. As of December 31, 2009 provision for litigation amount to €31 million.
(2)	Split of total provisions between non-current and current:
- as of December 31, 2009, € 92 million classified as non-current and € 68 million as current.
- as of December 31, 2008, € 103 million classified as non-current and € 102 million as current.
- as of December 31, 2007, € 50 million classified as non-current and € 89 million as current.

Note 30 Share-based payments

Stock option plans and dilutive potential ordinary shares

On September 1, 2008, the Board of Directors approved a new stock option plan for Mr. Rose. In April 2009, Mr. Rose waived its right to all the stock options of this plan. According to IFRS 2 amended, this waiver has been treated as a cancellation and led to an expense of € 1 million booked in 2009 consolidated statements of operations.

The Board of Directors of the Group held on June 21, 2007 decided to launch a Free Share Plan. According to this plan, Technicolor will grant its eligible employees 20 Technicolor newly issued shares for free. The vesting period of the shares depends on the country and specific local rules. The vesting period is therefore 2 years for France and some other European countries and 4 years for some countries such as the United States. The grant conditions are the following:

o	Presence in the Group at the end of the vesting period, and
o	A lock-up period for some countries (2 years for France and some other European countries, no lock-up period for the United States).

As of December 31, 2009, the total number of outstanding stock options is 9,555,215 made of 6,442,565 options granted to employees and directors and 3,112,650 options granted to employees and directors that are not in the scope of IFRS 2 because of IFRS 1 exemptions. The detail of options is disclosed thereafter.

In accordance with the transition provisions of IFRS 2 “Share-based Payments”, IFRS 2 has been applied to all grants made after November 7, 2002 that were unvested as of January 1, 2005. As a result, only the following stock option plans are accounted for under IFRS 2, with the other plans being disclosed later in this section:

	Type of plan	Grant date	Number of options granted	Initial number of beneficiaries	Vesting date	Contractual option life	Exercise price	Estimated fair values of the options granted	Number of options cancelled since the beginning of the plan	Number of options outstanding
Plan 3	Subscription options	Sept. 22, 2004	3,599,900	574	50% as of Sept. 22, 2007 50% as of Sept. 22, 2008	10 years	16.00 Euros	6.53 Euros	1,726,810	1,873,090
Plan 4	Purchase options	April 19, 2005	719,400	93	50% as of April 19, 2008 50% as of April 19, 2009	10 years	20.82 Euros	7.32 Euros	299,900	419,500
Plan 5	Purchase options	Dec. 8, 2005	1,993,175	390	50% as of Dec. 8, 2008 50% as of Dec. 8, 2009	10 years	17.73 Euros	6.25 Euros	844,850	1,148,325
Plan 6	Subscription options	Sept. 21, 2006	2,739,740	485	50% as of Sept. 21, 2008 50% as of Sept. 21, 2009	8 years	12.49 Euros	3.22 Euros	940,050	1,799,690
Free Share Plan	Free Shares	June 21, 2007	464,060	23,203	From June 21, 2009 to June 21, 2011	-	-	From 12.41 Euros to 13.08 Euros	146,780	174,460
LTIP (*)	Free Shares	Oct. 17, 2007	368,696 (1)	124	From October 17, 2009 to October 17, 2010	-	-	From 10.74 Euros to 11.11 Euros	368,696 (1)	- (1)
Plan 7	Subscription options	Dec. 14, 2007	1,307,100	482	50% as of Dec. 14, 2009 50% as of Dec. 14, 2010	8 years	10.43 Euros	2.08 Euros	279,600	1,027,500
Plan 2008	Subscription options	Sept. 1, 2008	1,000,000	1	50% as of Sept. 1, 2010 50% as of Sept. 1, 2011	10 years	3.75 Euros	0.83 Euros	1,000,000	-

(1)	Assessment subject to realization of grant suspensive conditions

(*)    Long-term Incentive Plan (LTIP)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follow:

	Number of share options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2007 (with an average remaining contractual life of 8 years)	8,306,315	15.6 (ranging from 12.49 € to 20.82 €)
Out of which exercisable	-	-
Granted	2,139,856	6.4
Forfeited	(1,063,500)	15.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 8 years – excluding free shares)	9,382,671	13.5 (ranging from 0 € to 20.82 €)
Out of which exercisable	1,293,030	16

Granted	1,000,000	3.8
Forfeited	(1,421,246)	10.2
Outstanding as of December 31, 2008 (with an average remaining contractual life of 7 years – excluding free shares)	8,961,425	12.9 (ranging from 0 € to 20.82 €)
Out of which exercisable	4,359,518	15.7

Exercised	(142,820)	0
Forfeited	(2,376,040)	10.0
Outstanding as of December 31, 2009 (with an average remaining contractual life of 5 years – excluding free shares)	6,442,565	14.3 (ranging from 0€ to 20.82€)
Out of which exercisable	5,754,355	15.1

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model.

The inputs into the model were as follows:

	For stock options plans granted in
(in % and in euro)	2009	2008	2007	2006	2005	2004
Weighted average share price at measurement date		3.20	9.98	12.41	18.4	16.5
Weighted average exercise price		3.75	10.43	12.49	18.6	16
Expected volatility		35%	28%	30%	35%	35%
Expected option life (*)		6 years	5 years	5 years	7 years	9 years
Risk free rate		4.0%	4.1%	3.6%	3.6%	4%
Expected dividend yield		2.8%	3.4%	2.25%	1.8%	1.8%
Fair value at measurement date		0.83	2.08	3.2	6.5	6.5

(*)     Which is shorter than the contractual option life as it represents the period of time from grant date to the date on which the option is expected to be exercised.

For share options plans, Technicolor considered an expected turnover of 8% based on historical observation. Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period. The measure of volatility used in option-pricing models is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.

Factors that have been considered in estimating expected volatility for the long-term maturity stock option plans include:

- The historical volatility of Technicolor's stock over the longer period available.

- Adjustments to this historical volatility based on changes in Technicolor's business profile.

For shorter maturity options, expected volatility was determined based on implied volatility on Technicolor's share observable at grant date.

For the Free Share Plan and the Long-term Incentive Plan, Technicolor considered an expected turnover in a range between 3% and 10% based on historical data of related beneficiaries, a share price of respectively 13.79 euros and 10.96 euros, a dividend rate between 2.6% and 3.4% and determined the fair value at measurement date in a range of 10.7 euros to 13.1 euros per share.

Compensation expenses charged to income

The compensation expenses charged to income for the services received during the period amount to € 2 million, € 3 million and € 10 million for the 2009, 2008 and 2007, respectively. The counterpart of this expense has been credited fully to equity in 2009 and 2008 (€ 9 million to equity in 2007).

Elements concerning the plans to which IFRS 2 has not been applied (*)

(*) granted before November 7, 2002 and/or vested as of January 1, 2005

The equity instruments not restated under IFRS 2 in accordance with IFRS 1 includes BASAs (“Bons d’Achat et de Souscription d’Actions”) granted on September 15, 2004 and acquired by the Group’s employees who were eligible to the plan. The other equity instruments not restated under IFRS 2 and for which the option life has not expired are described below:

-	Stock options granted in 2004 as a replacement of stock option rights granted prior to November 7, 2002
-	Stock options plans granted prior to November 7, 2002.

	Plan 1	Plan 2
Type of plan	Purchase options	Subscription options
Day of grant	December 18, 2000 March 16, 2001 July 23, 2001	October 12, 2001
Number of options granted	4,018,500	3,540,300
Vesting date	50% as of December 18, 2003 50% as of December 18, 2004	50% as of October 12, 2004 50% as of October 12, 2005
Option life	10 years	10 years
Exercise price (in €)	55.90	31.50

The detail of stock options (excluding BASAs) not accounted for under IFRS 2 because of IFRS 1 exceptions is as follows:

	Number of options	Weighted Average Exercise Price (In €)
Outstanding as of January 1, 2007 (with an average remaining contractual life of 7 years)	4,134,210	22.2
Out of which exercisable	865,900	45.5

Forfeited	(507,150)	21.8
Outstanding as of December 31, 2007 (with an average remaining contractual life of 6 years)	3,627,060	22.2
Out of which exercisable	2,187,680	26.3

Forfeited	(327,720)	19.0
Outstanding as of December 31, 2008 (with an average remaining contractual life of 5 years)	3,299,340	22.6
Out of which exercisable	3,299,340	22.6

Forfeited	(186,690)	18.8
Outstanding as of December 31, 2009 (with an average remaining contractual life of 4 years)	3,112,650	22.8
Out of which exercisable	3,112,650	22.8

Note 31 Other current and non-current liabilities

(€ in millions)	2009	2008	2007
Total other non-current liabilities	60	45	59

Taxes payable	21	76	86
Current royalties	125	118	146
Payables for PPE, intangible assets and contracts	20	55	17
Other	179	299	298
Total other current liabilities	345	548	547

Note 32 Payables on acquisition of companies

As of December 31, 2009, the Group has a total debt related to acquisitions of € 5 million (€ 2 million classified as current and € 3 million in non-current liabilities), related to the acquisition of the remaining interests in Paprikaas and to the business acquired from Televisa in 2008 (see Note 5).

As of December 31, 2008, the Group has a total debt related to acquisitions of € 6 million (€ 1 million classified as current and € 5 million in non-current liabilities), related mainly to the business acquired from Televisa (see Note 5). This amount was paid for € 1 million in 2009.

As of December 31, 2007, the Group has a total debt related to acquisitions of € 7 million related mainly to an earn-out payment on the acquisition of 20% of minority interests of Technicolor Digital Cinema LLC. This amount was fully paid in 2008.

Note 33 Earnings (Loss) per share

The calculation of the diluted earnings (loss) per share attributable to the ordinary equity holders of the parent presented is as follows:

	2009	2008	2007
Numerator: Adjusted profit (loss) from continuing operations attributable to ordinary shareholders (€ in millions) (1)	33	(1,241)	285

Denominator (weighted shares in thousands)	263,090	262,940	288,600
Of which
SLP convertible bond (September 2004)	-	-	24,558
Cirpack and Inventel options (weighted)	-	-	966
Other stock options (*)	-	-	26

(*)	Some stock options plans are not considered as dilutive instruments but could become dilutive depending on the share price level of the Group.

(1)	Profit (loss) from continuing operations is adjusted by the following items:

(€ in millions)	2009	2008	2007
Profit (loss) from continuing operations	33	(1,225)	316
Profit (loss) from continuing operations attributable to ordinary shareholders	33	(1,222)	316
Dividends paid on subordinated notes (net of tax)	-	(19)	(19)
Profit (loss) from continuing operations attributable to ordinary shareholders for basic earnings per share	33	(1,241)	297
Cancellation of the fair value (gain) / loss on the derivative element of the SLP convertible bond and of the interests expensed in the period (net of tax)	-	-	(12)
Adjusted profit (loss) from continuing operations attributable to ordinary shareholders for diluted earnings per share	33	(1,241)	285

Note 34 Information on employees

The geographical breakdown of the number of employees of the Group is as follows:

	2009	2008	2007
Europe	7,590	7,863	8,552
North America	8,719	10,211	10,571
Asia (1)	2,139	2,055	2,972
Other countries (2)	2,370	2,646	2,587

Total number of employees	20,818	22,775	24,682
Number of employees in entities accounted for under the equity method (*)	3,092	2,655	-

(*) Mainly the joint venture with NXP, NuTune
(1) Of which People’s Republic of China including Hong Kong	720	672	1,067
(2) Of which Mexico	1,468	1,527	1,650

The total “Employee benefits expenses” (including only people employed in the consolidated entities) is detailed as follows:

(€ in millions)	2009	2008	2007
Wages and salaries	917	949	1,040
Social security costs	157	173	185
Compensation expenses linked to share options granted to directors and employees (1)	2	3	10
Pension costs - defined benefit plans (2)	30	37	(21)
Termination benefits and other long-term benefits (3)	29	154	113
Total Employee benefits expenses (excluding defined contribution plans) (4)	1,135	1,316	1,327
Pension costs - defined contribution plans	18	21	17

(1)	See Note 30.
(2)	See Note 28.
(3)	These costs were posted in restructuring expenses within the continuing and discontinued income in the Group statement of operations (see Note 29).
(4)	The defined contribution expenses paid within a legal and mandatory social regime are included in Employee benefits expenses shown above.

Note 35 Acquisitions, disposals and other cash operations impacting the consolidated statements of cash flows

(a)	Consequences of the Sauvegarde Plan on 2009 and 2010 accounts and forecasted cash-flows

Impact of the cost of the restructuring engineering on the Group financing cash flow

The € 27 million cost directly linked to the restructuring engineering and paid in 2009 have been classified as financing cash flow as they relate to the debt and capital restructuring of the Group.

Impact on 2009 treasury

As a result of the Sauvegarde Procedure, the payment of outstanding amounts for goods, services, taxation and social security charges incurred prior to November 30, 2009 was suspended, and an amount of approximately 11 million due as of December 31, 2009 remained unpaid at this date. Payment will be made during 2010.

With effect from the same date, payments relating to servicing the debt were also suspended, which had a positive effect on the cash flow at the end of 2009 of approximately €3 million.

Impact on 2010 treasury

Based on Treasury forecast at end of January 2010, the treasury level allows to pay the expenses that will be incurred in 2010.

(b)	Acquisition of subsidiaries, associates and investments

(€ in millions)	2009	2008	2007
NOB CMF	-	-	(11)
SyncCast	-	-	(9)
Technicolor Universal Media Services LLC	-	-	(11)
ITV contract	-	-	(7)
Inventel (deferred payment)	-	(5)	-
Technicolor Digital Cinema LLC (deferred payment)	-	(5)	-
Other	(5)	(6)	(14)
Acquisition of investments	(5)	(16)	(52)
Less: cash position of companies acquired	1	-	1
Acquisition of investments, net	(4)	(16)	(51)

(c)	Changes in working capital and other assets and liabilities

In 2008 and 2007, pursuant to its policy of managing credit risk, Technicolor factored certain continuing operations’ trade accounts receivable in Europe and North America without recourse in 2008 and 2007 for an amount of € 41 million and € 273 million, respectively (see Note  12 for receivables on discontinued operations).

Note 36 Contractual obligations and other commitments

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of December 31, 2009 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Technicolor and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. Performance guarantees granted contractually, in particular for the play-out activity related to the Broadcast activity is not included in this table.

In the normal course of its activity, the Entertainment Services Division may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance and are therefore excluded from the table below. Guarantees provided by entities of the Group for securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

Unconditional and conditional future payments		Amount of commitments by maturity
(€ in millions)	December 31, 2009	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years

Unconditional future payments
On-balance sheet obligations:
Financial debt excluding finance leases (1)	2,730	2,725	1	3	1
Finance leases (2)	13	2	4	7	-
Payables on acquisition and disposal of companies	7	4	2	1	-
Off-balance sheet obligations:
Operating leases (3)	303	75	117	56	55
Purchase obligations (4)	113	101	12	-	-
Other unconditional future payments (5)	25	8	9	6	2

Total Unconditional future payments (*)	3,191	2,915	145	73	58

Conditional future payments
Off-balance sheet obligations:
Guarantees given (6)	52	4	34	-	14
Other conditional future payments (7)	34	25	6	2	1

Total Conditional future payments (*)	86	29	40	2	15

(*)
"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2008 amounted respectively to € 3,378 million and € 95 million on continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount respectively to 135 and to € 30 million as of December 31, 2008.

(1)
Financial debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	The main finance leases relate to the Entertainment Services Division (€8 million in the UK).
(3)	Operating leases are described below in this note.
(4)	These include in particular commitments to acquire minimum volumes from Asian suppliers for €93 million.
(5)
Other unconditional future payments relate in particular to (i) Film Laboratory and Post Production Services agreements, (ii) general sponsoring agreements entered into in the US and (iii) other contractual advances.

(6)	These guarantees comprise:
▪	Guarantees given for disposal of assets for €1 million.
▪
Guarantees for customs duties and legal court proceedings for €15 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

▪
Various operational guarantees granted to customs administrations in order to be exempt from duties goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)	Conditional obligations mainly include contingent earn out payments for €9 million related to past acquisitions and potential success fees in case of successful debt restructuring.

Additional information:
▪	Guarantees and commitments received amount to € 133 million as of December 31, 2009. This amount is mainly related to the royalties from licensees within the Technology Division.
▪
The above table is only related to continuing entities. Contractual obligations and commercial commitments taken by discontinued entities, unconditional and conditional, amount respectively to 102 and to € 20 million as of December 31, 2009.

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:
▪	Forward exchange contracts, swaps and options: for their related cash inflow and outflow amounts.
▪	Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	December 31, 2009
Currency swaps	783
Forward exchange contracts	319
Interest rate swaps	-
Foreign exchange options	-
Total commitments given	1,102

Currency swaps	780
Forward exchange contracts	320
Interest rate swaps	-
Foreign exchange options	-
Total commitments received	1,100

Operating leases

At December 31, 2009, commitments related to future minimum and non-cancellable lease payments are detailed below:

(€ in millions)	Minimum future lease payments (1)	Future lease payments commitments received (2)	Net value of future lease commitments
2010	75	(10)	65
2011	63	(10)	53
2012	54	(8)	46
2013	34	(7)	27
2014	22	(4)	18
After 5 years	55	-	55
Total	303	(39)	264

(1)	Minimum operating lease payments shown are not discounted.

(2)	Includes mainly operating lease payments from customers of our Play-Out Broadcast Services activities within the Entertainment Services Division.

The main operating leases relate to the office buildings in Issy-les-Moulineaux and Indianapolis:

▪
On April 22, 2008, Technicolor signed a commitment for a new operating lease for its headquarters in France in Issy-les-Moulineaux near Paris for a duration of 9 years from November 2009. Under the lease agreement, Technicolor can elect to move on December 2012 without penalties if an eligible lessee is proposed by Technicolor to the lessor. In that case, Technicolor would not have further obligation. Accordingly, the lease obligation of Issy-les-Moulineaux is mentioned only for the 3 years (2010 until 2012).

▪	The US office building (administration and technical services buildings) was sold in March 2000 and subsequently leased back from the purchaser until 2012.

The net operating lease expense of the Group in 2009 was € 81 million (€ 91 million in rental expense and € 10 million in rental income).

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

Significant pending legal matters include the following:

Italian tax litigations - Videocolor transfer prices

Following a 1999 tax verification of Videocolor S.p.A. ("Videocolor"), a former Italian subsidiary of the Group which had exported picture tubes to Thomson Inc. during the years 1993 through 1998, the Italian Tax Police recommended an increase of the prices of the tubes exported to Thomson Inc., and, as a consequence, an increase of Videocolor taxable income for the years 1993 through 1998. This proposed taxable income increase amounts to a total of € 31 million.

With regard to the years 1993 and 1994, Videocolor elected in May 2003 after having received partially favourable decisions from the Courts, to apply for the tax amnesty enacted by the Italian Parliament in 2003 and paid a total amount of € 1 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to €4 million and (ii) tax penalties amounting to €4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor appealed this assessment in October 2001, at the competent Italian tax jurisdiction, which decided in March 2003 to reject almost all of the assessment. The tax office appealed this decision in October 2003. The appeal judgment published in November 2006 was partially positive for Videocolor, as the Court confirmed an assessment amounting to €2 million, including penalties. Videocolor appealed the sentence to the Supreme Court, as this assessment is not based on the OECD principle on transfer prices. In addition, the Court having made a material mistake when calculating the revised assessment, adding a further charge of €2 million, Videocolor appealed this sentence as well to the Supreme Court.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to €3 million and €2 million, respectively and (ii) tax penalties amounting to €3 million and €2 million, respectively. Videocolor challenged in December 2002 the assessments at the competent tax jurisdiction, which decided, in November 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision. On December 2007, the Court decided in favour of Videocolor, confirming the previous favourable sentence. On July 2008, the Direct Tax Office appealed these sentences to the Supreme Court.

In December 2003, the Direct Taxes Local Office gave notice of an assessment with regard to the 1998 fiscal year resulting in (i) additional taxes amounting to €0.1 million and (ii) penalties amounting to €0.1 million. Videocolor appealed this assessment on March 2004 before the competent tax jurisdiction, which decided, on December 2005, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision. On April 2008, the Court decided in favour of Videocolor.

On May 2009, the Direct Tax Office appealed this sentence to the Supreme Court. On July 2009 Videocolor filed its brief on the Direct Tax Office appeal to the Supreme Court.

Technicolor sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Anti-dumping on televisions manufactured by Technicolor’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Technicolor subsidiaries of television manufactured by Technicolor in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Technicolor received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16 million.

On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment. The assessment was again maintained by the Court of Appeal in a judgement rendered in March 2008. Technicolor appealed the Italian Supreme Court. The Spanish Courts rejected Technicolor’s position in July 2005 and in December 2007. The appeal to the Spanish Supreme Court was not accepted because the amount was considered as too small. Therefore Technicolor will pay an amount of €0.4 million and wait for the outcome of the European Court of Justice before starting new legal proceedings in Spain.

The French Customs Authority accepted to submit in August 2005 to the European Commission Technicolor’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Technicolor. Technicolor filed in July 2007 an appeal at the 1st Instance of the European Court of Justice against the European Commission, which rejected in September 2009 Technicolor’s position. In November 2009, Technicolor lodged an appeal at the European Court of Justice.

Technicolor still firmly believes that it has correctly declared and paid duty on the imported televisions concerned, accordingly strongly disputes the grounds of these re-assessments.

Set top boxes imports into the European Union

Between 2004 and 2008, the European Commission, on one side, and the European Broadcasters and set top box manufacturers, on the other side, were engaged in discussions regarding the customs duty classification of set top boxes with hard disk drives (STB HDD).  The broadcasters and manufacturers considered that the STB HDD should have been classified under a heading subject to a 0% duty rate.  In May 2008, the European Commission issued an Explanatory Note to the Combined Nomenclature which classified the STB HDD as consumer electronic products with a duty rate of 13.9%.  Since December 2008, Her Majesty’s Revenue & Customs (“HMRC”) in the UK issued Thomson Broadband UK (TBUK) with a first and second demand for customs duty at the new rate on imports of STB HDD into the European Union for the period December 2005 to May 2006 for an amount of approximately GBP 2.5 million, and in June 2009 for the period June 2006 to December 2008 for an amount of approximately GBP 12.5 million.   The amount of duty demanded in these two assessments is based on HMRC's estimate of how many STBs with HDDs were imported into the UK during the respective assessment periods.  At the present time import documentation is being collated which shows that these duty demands are excessive, as a result it is expected that HMRC demands will eventually be re-issued for lesser amounts.  TBUK has lodged an appeal with the UK Tax and Duties Tribunal against the decisions for customs duty, and has also lodged a remission/ suspension (of duty) application with HMRC.  No decision has been issued by HMRC since the introduction of the TBUK recourses.

TBUK is in a similar situation as other manufacturers who have been similarly affected by the customs duty classification of set top boxes with hard disk drives (STB HDD).  These manufacturers have applied to the European Court of Justice for a preliminary ruling on the customs classification issues which form the basis of HMRC's assessments.  TBUK's appeal to the UK Tax and Duties Tribunal is currently stood over pending the outcome of this application. TBUK will vigorously contest the demand for duty, as it firmly believes that the new classification based on the Explanatory Note is wrong in law.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc.  The Association is alleging they were exposed to various contaminants during the course of their employment and while living at the facility, which allegedly (1) caused them to suffer various diseases, including cancer, or (2) caused them emotional distress from fear that their employment increased their risk of contracting disease.  The Association claims damages in the amount of TWD 2.4 billion (€ 52 million at December 31, 2009 closing rate) to compensate the members of the Association for the alleged injury suffered by the former plant employees who worked at the facility from its inception until its closure in 1992.

In 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes.  Shortly thereafter, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in August 2005. The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. The parties have subsequently filed a number of briefs addressing procedural and substantive issues. The Association has attempted to add TCE Bermuda, Thomson Inc., Technicolor S.A., and General Electric Company as defendants in the lawsuit.

The case is being vigorously defended. Hearings for the purpose of examining Association witnesses were conducted on November 11, 2009, December 9, 2009, and January 20, 2010. At the January 20, 2010 hearing, the Association revised its damages claim from TWD 2.4 billion to TWD 2.7 billion (€ 59 million at December 31, 2009 closing rate).

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the US District Court for the District of Delaware against Thomson Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

 Subsequently, Thomson Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson Inc.’s motion, the antitrust and unfair competition claims were transferred to the US District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pre-trial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc., Pioneer Corp., EchoStar Communications Corp., and other parties.  In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the US District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the US District Court for the District of Delaware, where pursuant to an order of the US District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the US Patent and Trademark Office (“USPTO”).

Pegasus claims damages in the form of royalties for some or all of the satellite integrated receivers/decoders (“IRD’s”) the Company has sold.  Through the end of 2009, the Company has sold over 58 million IRD units that might be impacted by this litigation, representing a significant portion of the Company’s revenue.  Pegasus has not yet definitively set forth in the litigation the per unit royalty figure or damages sum they seek in the case.

 Pegasus also seeks an injunction to prohibit further sales of IRD’s which allegedly infringe the patents in suit.  If Pegasus were successful in the litigation and able to convince the Court to enter a permanent injunction, the Company’s IRD sales could be disrupted. The Company notes, however, that all of the patents asserted against the Company have already expired, with the exception of one which is set to expire in August 2010. The Company believes the court is unlikely to issue an injunction prior to the expiration of the last patent.  Upon expiration of the last patent, the Company would be free to pursue IRD sales with no risk of an injunction; therefore the risk of this litigation relates primarily to the damages claimed by Pegasus which amount, as indicated above, Pegasus has not yet claimed.

The stay of proceedings entered by the Delaware District Court in May 2003 remains in effect and the reexamination proceedings with respect to the patents at issue are ongoing. Based on the reexamination proceedings to date, however, only certain claims relating to two patents asserted against the Company have been found patentable, while all other claims at issue have been cancelled.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the US District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s US patents. Thereafter, TLC placed two of the patents into re-issue proceedings before the United States Patent and Trademark Office. As a result, this lawsuit was stayed as to those patents pending reissue.  Both patents have now reissued, and on October 2, 2009, the trial court formally lifted the stay of proceedings.  A case management plan has been put in place with a projected February 2011 trial date.  Because of the stay, the case is still in the early stages of development.  The Company intends to vigorously defend this lawsuit.

 In June and July 2005, the District Court granted summary judgment in favor of Technicolor on the remaining two patents. TLC appealed that ruling to the US Federal Circuit Court of Appeals. In July 2006, the parties entered into a Settlement and License Agreement resolving all issues pertaining to the Appeal.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the US District Court for the District of Delaware.  Each suit alleges that defendants Fox and NBC infringe US Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “’627 patent”) by transmission, or receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard.  Both Fox and NBC have subsequently demanded that Technicolor defend and indemnify them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, which the Company acquired in December 2005.  While Technicolor has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Technicolor has agreed, subject to certain conditions and restrictions, to fund a portion of the defense costs in each case.  On November 8, 2008, the District Court issued an order construing the claims of the ‘627 patent.  Rembrandt has conceded that it cannot prove infringement of the patent under the Court’s claim construction, and in March of 2009 the parties reached an agreement in principle which has allowed for the early filing of a motion for summary judgment of non-infringement.  Upon entry of a judgment in favor of defendants, Rembrandt has indicated its intention to appeal the judgment to the Federal Circuit Court of Appeals.

Cathode Ray Tubes Investigations

On November 28, 2007, Thomson Inc. received a subpoena issued by the Antitrust Division of the U.S. Department of Justice (“DOJ”) in its ongoing investigation of alleged anticompetitive conduct in the Cathode Ray Tubes  industry, especially in the domain of Color Picture Tubes for television and Color Display Tubes for computers.  In connection with this proceeding in the U.S., the company has taken the measures it considers appropriate to investigate the facts and respond to the subpoena.

In addition, class action lawsuits asserting private antitrust claims were filed in the United States in early 2008. The complaints originally named Technicolor and others as defendants, but amendments to such complaints in the spring of 2009 dropped Technicolor as a named defendant.

On January 9, 2008, Technicolor received a request for information pursuant to Art. 18(2) of Council Regulation n°1/2003 from the European Commission. Technicolor received three further requests for information from the European Commission on January 16, 2009, January 19, 2009, and September 15, 2009. On November 25, 2009, Technicolor received a Statement of Objections from the European Commission. This Statement of Objections is an intermediate step in the European Commission’s investigation and not a final decision by the European Commission.

The company has taken the measures it considers appropriate to investigate the facts and will respond in due course to the Statement of Objections received from the European Commission. At this stage, the company considers that the timetable for this proceeding cannot be accurately determined.

The Board of Directors has conducted a thorough examination of the risk associated with these proceedings and has determined that, at this stage, there are too many uncertainties to assess with sufficient reliability the amount of fines which Technicolor could incur as a result of these investigations as well as the date on which such fines would eventually be decided. Given these conditions, the criteria for establishing a reserve are not satisfied.

Environmental matters

A certain number of Technicolor’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Technicolor has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company.  TCETVT (a subsidiary of Technicolor) owned and operated the facility from approximately 1988 to 1992, when it was sold to an entity outside the Group.  Soil remediation was completed in 1998.  In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility. The groundwater remediation process is underway. It is Technicolor’s position that General Electric Company has a contractual obligation to indemnify Technicolor with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

To date, in order to comply with the Environmental Protection Bureau’s order, TCETVT has incurred approximately U.S. $6 million for the groundwater remediation. In the class action case referenced above under “Taoyuan County Former RCA Employees’ Solicitude Association”, TCETVT has incurred approximately U.S. $4.5 million to date to defend the action. It is TCETVT’s position that General Electric is responsible for most if not all of the costs incurred by TCETVT for both matters, including all future costs and any judgment awarded.

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

Note 38 Related party transactions

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(€ in millions)	2009	2008	2007
Balance sheet items
Trade receivables
Screenvision	1	5	4
Other related parties
-France Telecom and its subsidiaries (1)	5	41	10
-Microsoft Corporation and its subsidiaries (2)	1	15	4

Trade payables
-France Telecom and its subsidiaries	2	1	4
-Microsoft Corporation and its subsidiaries	6	3	6
-ST Microelectronics	1	1	-
-NXP	-	1	na

Financial debt and liability
-Silver Lake Partners (nominal amount) (3)	-	-	(340)

Statement of operations items
Revenues
Screenvision	6	10	13
Other related parties
-France Telecom and its subsidiaries	79	156	201
-Microsoft Corporation and its subsidiaries	27	33	59

Expenses
-ST Microelectronics	(38)	(51)	(60)
-NXP	(9)	(6)	na
-Microsoft Corporation and its subsidiaries	(29)	(18)	(7)
-France Telecom and its subsidiaries	(13)	(21)	(24)

Finance costs – net
-Silver Lake Partners (3)	-	-	19

(1)	Since May 2004, Mr. Lombard, CEO of FT since March 1, 2005, is a Director of Technicolor. As a consequence, FT is a related party of Technicolor.
(2)	Henry P. Vigil, Senior Vice President of Microsoft Corporation is a member of the Board of Directors of Technicolor. As a consequence, Microsoft is a related party of Technicolor.
(3)
On September 16, 2004, Technicolor issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC that were fully repaid on September 22, 2008 (see Note 26).  As of December 31, 2007, Technicolor has a financial debt toward SLP amounting to € 340 million (US$ 500 million) (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of € 318 million as of December 31, 2007 (excluding second half-year coupon). For the year ended December 31, 2007, Technicolor recognized financial income of € 37 million (including € 3 million exchange gain for the year ended December 31, 2007). For the years ended December 31, 2008 and 2007, Technicolor incurred financial expenses in an amount of € 7 million and € 10 million, respectively, toward SLP. For the year ended December 31, 2008 and 2007, Technicolor incurred also other operating expenses in an amount of € 2 million for each period toward SLP. As Mr. Roux is not a Director of Technicolor since October 21, 2008, Silver Lake Partners ceased to be a Technicolor related party from this date.

Other transactions with related parties

On December 2007, Technicolor, France Telecom and Sagem formed Soft At Home to develop a standard for the networking of the home media equipments, a joint venture in which Technicolor acquired 20% for an initial consideration of € 7 thousand further followed by a € 2 million capital increase in 2008.

Key Management Personnel Compensation

The Directors’ fees in respect to fiscal year 2009 amounted to €450,000. The Directors’ fees to be paid amounts to €390,984, after decision of Mr. Frederic Rose to waive its 2009 Directors’ fees of €59,016. The amounts due to Directors who are non-resident for French tax purposes are subject to a withholding tax.

 The compensation due to advisors (“censeurs”) in respect to fiscal year 2009 amounted to €85,695. The amounts due to advisors who are non-resident for French tax purposes are subject to a withholding tax.

Compensations due to Directors and advisors in respect to fiscal year 2009 will be paid in 2010.

Compensation expenses allocated by the Group to members of the executive committee (including those who left this function during 2008 and 2009), who are or were concerned during the years ended December 31, 2009, 2008 and 2007 are shown in the table below:

(€ in millions)	2009	2008		2007
Short-term employee benefits	7	13		13
Post-employments benefits	-	-		-
Termination benefits (payable and potentially payable)	2	2		1
Other long-term benefits (1)	-	-		-
Share-based payment (3)	1	1		4
Total	10	16	(2)	18

(1)	There are no specific retirement plans for any member of the executive committee.

(2)
Mr. Frédéric Rose waived payment of the monthly fixed bonus of € 66,000 (gross) in respect of the second half of 2008, which represents a total amount of € 264,000, and of its Director fees for 2008. Furthermore, he requested that the payment of his sign-on compensation amounting to € 150,000 (gross) be suspended.

(3)	Corresponds mainly to the expense booked following the waiver of M. Roseog all his options in April 2009 (see Note 30).

The members of the Executive Committee can benefit from severance packages in case of an involuntary termination and in absence of fault, which represent a total estimated amount of €6 million.

Note 39 Subsequent events

The Ordinary and Extraordinary General Shareholders’ Meeting approved on January 27, 2010 the resolutions required to implement the Sauvegarde Plan (see Note 1.2 above for more information about the plan).

Certain equity issuances by Technicolor S.A. in 2010, pursuant to the Sauvegarde detailed in Note 1.2 above, may lead to a deemed “ownership change” for U.S. Federal income tax purposes of Technicolor U.S. corporate consolidated group (the “U.S. Group”). This “ownership change” may severely limit the U.S. Group’ ability to use their accumulated net operating losses and certain other losses and deductions, which may impact overtime the deferred tax assets of the US Group, knowing that, as of December 31, 2009, those net deferred tax assets are depreciated.

During the same Meeting the following resolutions were also approved:

•
Reduction of share capital through a reduction in the nominal value of the shares. The share capital, currently in the amount of € 1,012,087,605.00 has been reduced to € 26,989,002.80 made of 269,890,028 shares of new nominal value of € 0.10 each.

•	Change of the Company name from Thomson to Technicolor.

•	Transfer of the registered office from 46 quai Alphonse Le Gallo, 92100 Boulogne-Billancourt to 1-5, rue Jeanne d’Arc 92130 Issy-les-Moulineaux.

On February 17th 2010, the Nanterre Commercial Court approved the Sauvegarde Plan (see Note 1.2 above for more information about the plan).

In January 2010, Technicolor and Warner Bros. have entered into a long term contract covering replication and distribution services for DVD and Blu-ray discs, which is expected to start generating material revenue in third quarter 2010.

On January 27, 2010, Technicolor entered into an agreement with Sony Electronics Inc. for the sale of Convergent Media Systems Corporation, specialized in digital signage and content distribution systems. Convergent Media Systems, which, along with PRN, belonged to the Media Networks operations, lies outside the scope of Technicolor's strategic focus on content creators. The terms of this transaction are financially non-material to Technicolor.

Note 40 List of main consolidated subsidiaries

The following is a list of the principal consolidated holding entities and subsidiaries:

	% share held by Technicolor (% rounded to one decimal)
COMPANY - (Country)	December 31, 2009		December 31, 2008		December 31, 2007
1) Fully consolidated
Technicolor (France) (formerly Thomson) 1-5 rue Jeanne d’Arc, 92130 Issy-les-Moulineaux – France	Parent company
Thomson Asia ldt. (Hong Kong) (Formerly ATLINKS Hong Kong Ltd)	100.0		100.0		100.0
Comercializadora Thomson de Mexico SA de CV (Mexico)	100.0		100.0		100.0
Grass Valley Germany GmbH (Germany) (formerly BTS Media Solutions GmbH/ Thomson Broadcast & Media Solutions GmbH)	-	(*)	-	(*)	100.0
Grass Valley France S.A. (France) (formerly Thomson Broadcast Systems S.A./ Thomson Broadcast & Media Solutions SA)	100.0		100.0		100.0
Grass Valley Ltd. (United Kingdom) (formerly Thomson Broadcast Ltd./ Thomson Broadcast & Media Solutions Ltd)	100.0		100.0		100.0
Grass Valley, Inc. (US) (formerly Thomson Broadcast & Media Solutions, Inc.)	100.0		100.0		100.0
Grass Valley Netherlands BV (Netherlands)	100.0		100.0		100.0
Société Française d’Investissement et d’Arbitrage – Sofia (France)	100.0		100.0		100.0
Thomson Broadcast & Multimedia, Inc. (US) (formally Thales Broadcast & Multimedia, Inc.)	100.0		100.0		100.0
Thomson Broadcast & Multimedia A.G. (Switzerland) (formally Thales Broadcast & Multimedia A.G.)	100.0		100.0		100.0
Thomson Asia Pacific Holdings Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pacific Pte Ltd.)	100.0		100.0		100.0
Thomson Asia Pacific Investments Pte Ltd. (Singapore) (formerly Thomson multimedia Asia Pte Ltd.)	100.0		100.0		100.0
Thomson Broadband UK Ltd. (United Kingdom)	100.0		100.0		100.0
Thomson Consumer Electronics International S.A. (France)	-	(*)	-	(*)	100.0
Deutsche Thomson O.H.G. (Germany) (formerly Thomson Holding Germany GmbH & Co O.H.G.)	100.0		100.0		100.0
Thomson Holding Italy S.p.A. (Italy)	100.0		100.0		100.0
Thomson Licensing, Inc. (US)	100.0		100.0		100.0
Thomson Licensing (France)	100.0		100.0		100.0
Thomson multimedia Digital France (France)	-	(*)	-	(*)	100.0
Thomson, Inc. (US)	100.0		100.0		100.0
Thomson multimedia Ltd. (Canada)	100.0		100.0		100.0
Thomson multimedia Sales International SAS (France)	100.0		100.0		100.0
Thomson Multimedia LTDA (Brazil)	100.0		100.0		100.0
Thomson Pensionsverwaltungs GmbH (Germany)	-	(*)	-	(*)	100.0
Thomson Sales Europe (France) (formerly Thomson multimedia Marketing France)	100.0		100.0		100.0
Thomson Silicon Components S.A.S. (France) (formerly Gallo 17 S.A.S.)	100.0		100.0		100.0
Thomson Telecom España S.A. (Spain)	100.0		100.0		100.0
Thomson Telecom S.A. (France)	100.0		100.0		100.0
Thomson Angers (France) (formely Thomson Television Angers)	100.0		100.0		100.0
Thomson Vertriebs GmbH (Germany)	-	(*)	-	(*)	100.0
Thomson Holdings India Pvte Ltd (India)	100.0		100.0		100.0
Thomson Japan (Japan)	-	(**)	100.0		100.0
Thomson Systems Germany Gmbh (Germany)	100.0		100.0		100.0
Convergent Media Systems Corp. (US)	100.0		100.0		100.0
Gallo 8 S.A.S. (France)	100.0		100.0		100.0

	% share held by Technicolor (% rounded to one decimal)
COMPANY – (Country)	December 31, 2009		December 31, 2008		December 31, 2007
Premier Retail Network, Inc. (US)	100.0		100.0		100.0
Technicolor Canada, Inc. (Canada)	100.0		100.0		100.0
Technicolor Creative Services Canada, Inc. (Canada) (formerly Covitec, Inc.)	100.0		100.0		100.0
Technicolor Creative Services USA, Inc. (US)	100.0		100.0		100.0
Technicolor Digital Cinema, LLC (US)	100.0		100.0		100.0
Technicolor Digital Cinema Inc (US)	100.0		100.0		100.0
Technicolor Disc Services International Ltd. (United Kingdom)	100.0		100.0		100.0
Technicolor Entertainment Services, S.L. (Spain) (formerly Madrid Film Lab, S.L.)	100.0		100.0		100.0
Technicolor Europe Ltd. (United Kingdom)	100.0		100.0		100.0
Technicolor Home Entertainment Services, Inc. (US) (formerly Technicolor Videocassette, Inc.)	100.0		100.0		100.0
Technicolor Holdings of Canada Inc (Canada)	100.0		100.0		100.0
Technicolor Holdings, Inc. (US)	100.0		100.0		100.0
Technicolor Holdings Ltd. (United Kingdom)	100.0		100.0		100.0
Technicolor Laboratory Canada, Inc. (Canada)	100.0		100.0		100.0
Technicolor Network Services UK Limited (United Kingdom) (formerly Corinthian Television Facilities Ltd.)	100.0		100.0		100.0
Technicolor Network Services France SAS	100.0		100.0		100.0
Technicolor Pty Ltd. (Australia)	100.0		100.0		100.0
Technicolor S.p.A. (Italy)	100.0		100.0		100.0
Technicolor Video Services (UK) Ltd. (United Kingdom)	100.0		100.0		100.0
Technicolor Video Servicios de Mexico, S.A. de C.V. (Mexico)	100.0		100.0		100.0
Technicolor Videocassette of Michigan, Inc. (US)	100.0		100.0		100.0
Technicolor Videocassette Holdings (UK)	100.0		100.0		100.0
Technicolor, Inc. (US)	100.0		100.0		100.0
Technivision Ltd (UK)	100.0		100.0		100.0
NOB NV (Netherlands)	100.0		100.0		100.0
The Moving Picture Company Limited (United Kingdom)	100.0		100.0		100.0

2) Consolidated by pro rata method

ContentGuard Holdings, Inc. (US)	25.2		25.2		25.2
Screenvision Holdings (Europe) LTD (United Kingdom)	50.0		50.0		50.0
Technicolor Cinema Advertising LLC (US)	50.0		50.0		50.0
Screenvision France S.A.S. (France) (formerly Circuit A SAS)	50.0		50.0		50.0

3) Accounted for under the equity method

CTE El Athir (Tunisia)	-	(**)	-	(**)	30.0
Easyplug S.A.S. (France)	50.0		50.0		50.0
Easyplug, Inc. (US)	50.0		50.0		50.0
NXP RFS Singapore Pte. Ltd (Singapore)	45.0		45.0		-	(***)
Techfund Capital Europe (France)	20.0		20.0		20.0

(*) Entity merged into an other

(**) Entity sold or liquidated

(***) New Entity

Cross-Reference to Form 20-F

	Form 20-F	Technicolor Annual Report
Part I
	Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
	Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
	A. Selected Financial Data	Section 1.1 Selected Financial Data; Section 1.2 Exchange Rate Information
	B. Capitalization and indebtedness	Not applicable
	C. Reasons for the offer and use of proceeds	Not applicable
	D. Risk Factors	Section 1.3 Risk Factors
Item 4. Information on the Company
	A. History and Development of the Company	Section 2.1 History and Strategy of the Company
	B. Business Overview	Section 2.2 Business Overview; Section 3.4 Seasonality; Introduction – Statements Regarding Competitive Position; Section 3.6 Geographic Breakdown of Revenues
	C. Organizational structure	Section 6.7 Organization of the Group; Note 39 to Group consolidated financial statements
	D. Property, Plant and Equipment	Section 2.4 Property, Plant and Equipment
	Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
	A. Operating Results	Sections 3.1 to 3.16; Section 7.1.3 Impact of Exchange Rate Fluctuations on Technicolor
	B. Liquidity and Capital Resources	Section 3.17 Liquidity and Capital Resources
C. Research and Development, Patents and Licenses, etc.
Section 2.1.4 Our Strategy; Section 2.2 Business Overview; Section 3.15.2 Profit (Loss) from Continuing Operations before Tax and Net Finance Costs; Section 3.16.2 Profit (Loss) from Continuing Operations before Tax and Net Finance Costs

	D. Trend Information	Section 2.1.4 Our Strategy; Section 3.2 Trends in the Media and Entertainment Industry
	E. Off-Balance Sheet Arrangements	Section 3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements
	F. Tabular Disclosure of Contractual Obligations	Section 3.18 Contractual Obligations and Commercial Commitments including Off-Balance Sheet Arrangements
Item 6. Directors, Senior Management and Employees
	A. Directors and Senior Management	Section 4.1 Directors
	B. Compensation	Section 4.1.5 Compensation and benefits of Directors
	C. Board Practices	Section 4.1.2 Composition and expertise of the Board of Directors; Section 4.1.4.4 Composition and activities of the Board Committees
	D. Employees	Section 4.3 Employees and Workforce
	E. Share Ownership	Section 4.1.3.7 Directors’ Shareholdings in the Company’s registered capital; Section 4.1.5 Compensation and benefits of Directors; Section 4.3 Employees and Workforce
Item 7. Major Shareholders and Related Party Transactions
	A. Major Shareholders	Section 5.1 Major Shareholders
	B. Related Party Transactions	Section 5.2 Related Party Transactions

	C. Interests of Experts and Counsel	Not applicable
Item 8. Financial Information
	A. Consolidated Statements and Other Financial Information	Section 1.4 Litigation; Chapter 10 Technicolor Consolidated Financial Statements; Section 5.1.8 Dividend policy
	B. Significant Changes	Section 3.7 Events Subsequent to December 31, 2009; Note 39 to Group consolidated financial statements
Item 9. The Offer and Listing
	A.4. History of Stock Price	Section 5.3.1 Trading Market for Shares and ADSs; Section 5.1.6 Potential modifications to our share capital; Section 5.1.7 Convertible/Exchangeable Bonds/Share Purchase Warrants
	B. Plan of Distribution	Not applicable
	C. Markets	Section 5.3 The Offer and Listing
	D. Selling Shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the Issue	Not applicable
Item 10. Additional Information
	A. Share Capital	Not applicable
	B. Memorandum and Articles of Association	Section 6.2 Memorandum and Articles of Association
	C. Material Contracts	Section 6.3 Material Contracts
	D. Exchange Controls	Section 6.4 Exchange Controls and Other Limitations Affecting Security Holders
	E. Taxation	Section 6.5 Taxation
	F. Dividends and Paying Agents	Not applicable
	G. Statements by Experts	Not applicable
	H. Documents on Display	Section 6.9 Documents on Display
	I. Subsidiary Information	Not applicable
	Item 11. Quantitative and Qualitative Disclosures About Market Risk	Chapter 7
	Item 12. Description of Securities Other than Equity Securities	Section 6.4.3 American Depositary Shares
Part II
	Item 13. Defaults, Dividend Arrearages and Delinquencies	Section 2.1.2 Historical Background—Debt Restructuring—Discussions with the Main Senior Creditors of the Company Section 3.17.3 Financial Resources—Sauvegarde Plan
	Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
	Item 15. Controls and Procedures	Section 8.3 Controls and Procedures
	Item 16A. Audit Committee Financial Expert	Section 4.1.4.4 Composition and activities of the Board Committees
	Item 16B. Code of Ethics	Section 8.1.2 General Control Environment—The Financial Ethics Charter
	Item 16C. Principal Accountant Fees and Services	Section 8.5. Accountant Fees and Services; Section 8.6 Audit Committee Pre-Approval Policies
	Item 16D. Exemptions from the Listing Standards for Audit Committees	None
	Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 5.1.2 Purchases of Equity Securities by the Issuer and Affiliated Purchasers
	Item 16F. Change in Registrant’s Certifying Accountant	Not applicable
	Item 16G. Corporate Governance	Section 4.1.4.5 Summary of Significant Differences between French Corporate Governance Practices and the NYSE’S Corporate Governance Standards
Part III
	Item 17. Financial Statements	Not applicable
	Item 18. Financial Statements	Chapter 10 Technicolor Consolidated Financial Statements
	Item 19. Exhibits	Chapter 9 Exhibits